Form 20-F
period 2002-12-31
LAN CHILE SA
filed 2003-06-30
CIK 1047716

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to

                         Commission File Number: 1-14728

                                 Lan Chile S.A.
             (Exact name of registrant as specified in its charter)

                 Lan Chile S.A.                         Republic of Chile
      (Translation of registrant's name          (Jurisdiction of incorporation
                  into English)                          or organization)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                         Name of each exchange
              Title of each class:                       on which registered:
--------------------------------------------------------------------------------
   American Depositary Shares (as evidenced by           New York Stock Exchange
American Depositary Receipts), each representing five shares of Common Stock, without par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                                      ----

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 318,909,090

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                             Yes X     No
                                ---      ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17     Item 18 X
                                  ---         ---

================================================================================

                                TABLE OF CONTENTS


                                     PART I

ITEM 1.  Identity of Directors, Senior Management and Advisers.................3
ITEM 2.  Offer Statistics and Expected Timetable...............................3
ITEM 3.  Key Information.......................................................3
ITEM 4.  Information on the Company...........................................11
ITEM 5.  Operating and Financial Review and Prospects.........................37
ITEM 6.  Directors, Senior Management and Employees...........................53
ITEM 7.  Major Shareholders and Related Party Transactions....................59
ITEM 8.  Financial Information................................................61
ITEM 9.  The Offer and Listing................................................62
ITEM 10. Additional Information...............................................63
ITEM 11. Quantitative and Qualitative Disclosure about Market Risk............76
ITEM 12. Description of Securities other than Equity Securities...............78

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies......................78
ITEM 14. Material Modifications to the Rights of Security Holders
           and Use of Proceeds................................................78
ITEM 15. Controls and Procedures..............................................78
ITEM 16. Not Applicable.......................................................78

                                    PART III

ITEM 17. Financial Statements.................................................79
ITEM 18. Financial Statements.................................................79
ITEM 19. Exhibits.............................................................79

                           PRESENTATION OF INFORMATION

         Lan Chile S.A. ("LanChile") is a publicly-held stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile. In this annual report on Form 20-F, references to "LanChile" are to LanChile, the unconsolidated operating entity, and references to "we," "us" or the "Company" are to LanChile and its consolidated subsidiaries. All references to "Chile" or the "Republic" are references to the Republic of Chile.

         This Form 20-F contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "pesos," "Chilean pesos" or "Ch$" are to Chilean pesos and references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile (which we refer to as the Central Bank of Chile), which at December 31, 2002 was Ch$718.61=US$1.00. The observed exchange rate on June 23, 2003 was Ch$705.75=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. For more information regarding historical rates of exchange in Chile since January 1, 1996, see "Key Information--Exchange Rate Information" under Item 3.

         LanChile and the majority of our subsidiaries (including our main cargo subsidiary LanChile Cargo S.A.) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. Current Chilean GAAP requires monetary assets and liabilities to be translated at year-end exchange rates, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, and income and expense accounts to be translated at the average monthly exchange rate for the month in which they were recognized. As required by Chilean GAAP, the financial statements of our subsidiaries that report in Chilean pesos are adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index published by the Chilean National Institute of Statistics.

         We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

         This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 2 of this annual report.

         This annual report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to: our ability to service our debt and fund our working capital requirements, the maintenance of relationships with customers, the effects on us from competition, future demand for passenger and cargo air service in Chile and other countries in Latin America, the state of the Chilean and world economies and airline industries, future terrorist incidents or related activities affecting the air travel industry, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates and changes in the regulatory environment in which we operate.

                                GLOSSARY OF TERMS

         The following terms, as used in this annual report, have the meanings set forth below.


Capacity Measurements:

"available seat kilometers" or "ASKs"........     The number of seats made available for sale multiplied by the kilometers flown.

"available ton kilometers" or "ATKs".........     The number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown.

"systems available ton kilometers" or
     "systems ATKs"..........................     The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

"cargo ton kilometers".......................     The cargo load in tons multiplied by the kilometers flown.

"revenue passenger kilometers" or "RPKs".....     The number of revenue passengers carried multiplied by the kilometers flown.

"revenue ton kilometers" or "RTKs"...........     The load (passenger and/or cargo) in tons multiplied by the kilometers flown. Yield Measurements:

"cargo yield"................................     Revenue from cargo operations divided by RTKs.

"overall yield"..............................     Revenue from airline operations (passenger and cargo) divided by RTKs
                                                  (passenger and cargo).

"passenger yield"............................     Revenue from passenger operations divided by either RPKs or RTKs.

"ton"........................................     A metric ton, equivalent to 2204.6 pounds.

Load Factors:

"cargo load factor"..........................     RTKs (cargo) expressed as a percentage of ATKs (cargo).

"overall break-even load factor".............     Operating costs (operating expenses plus net interest expense less other revenue) per ATK (passenger and cargo) divided by overall yield.

"overall load factor"........................     RTKs (cargo and passenger) expressed as a percentage of ATKs (cargo and passenger).

"passenger break-even load factor"...........     Operating costs (operating  expenses plus net interest expense less other revenue) per ASK divided by passenger yield.

"passenger load factor"......................     RPKs expressed as a percentage of ASKs.

Use and Other:

"on time rate"...............................     Percentage of flights that depart within fifteen minutes of scheduled take-off.

"utilization rates"..........................     The actual number of flight hours per aircraft per operating day.


                                     PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.       KEY INFORMATION

                             Selected Financial Data

         The following table presents our summary consolidated financial information for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with generally accepted accounting principles in Chile, or Chilean GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain significant differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of our net income and shareholders' equity to U.S. GAAP, see Note 25 to our consolidated financial statements.

                          Annual Financial Information

                                                                         Years ended December 31,
                                                     -----------------------------------------------------------
                                                         1998          1999         2000        2001        2002
                                                         ----          ----         ----        ----        ----
                                                                    (in US$ millions, except as shown)
The Company(1)
Statement of Income Data

Chilean GAAP
   Operating revenues
     Passenger.....................................  $   679.7    $   692.3    $   750.7    $   803.0    $  803.7
     Cargo ........................................      350.1        474.3        593.5        539.5       520.8
     Other ........................................       53.6         70.1         81.0         85.8       127.9
                                                     ---------    ---------    ---------    ---------    --------
       Total operating revenues....................  $ 1,083.4    $ 1,236.7    $ 1,425.2    $ 1,428.3    $1,452.4
   Operating expenses..............................  $ 1,039.0    $ 1,185.9    $ 1,349.9    $ 1,378.0    $1,390.3
                                                     ---------    ---------    ---------    ---------    --------
   Operating income................................  $    44.4    $    50.8    $    75.3    $    50.3    $   62.1
   Other income (expense)
     Interest income...............................  $     4.8    $     4.6    $     5.3    $     5.5    $    3.8
     Interest expense .............................      (17.0)       (25.1)       (31.7)       (35.5)      (40.8)
     Miscellaneous-net ............................       (1.1)        18.1         10.0         (8.4)      (13.2)
                                                     ----------   ---------    ---------    ---------    --------
       Total other income (expense)................  $   (13.3)   $    (2.4)   $   (16.4)   $   (38.4)   $  (23.8)
   Income before income taxes......................  $    31.0    $    47.8    $    58.8    $    10.3    $   37.8
   Income taxes ...................................       (0.04)       (0.2)       (10.4)         0.5        (7.0)
                                                     -----------  ---------    ----------   ---------    --------
   Net income......................................  $    31.0    $    47.6    $    48.4    $    10.8    $   30.8
   Net income per common share.....................  $     0.10   $     0.15   $     0.15   $     0.03   $    0.10
   Net income per ADS..............................  $     0.49   $     0.75   $     0.76   $     0.17   $    0.48

U.S. GAAP
   Operating revenues .............................  $ 1,083.4    $ 1,236.7    $ 1,425.2    $ 1,441.3    $1,452.4
   Net income .....................................       30.0         37.1         50.4          1.0        34.2
   Net income per common share ....................        0.09         0.12         0.16         0.00        0.11
   Net income per ADS..............................  $     0.48   $     0.58   $     0.79   $     0.02   $    0.54

Balance Sheet Data
Chilean GAAP
   Cash and cash equivalents.......................  $    10.7    $    43.4    $    72.4    $    74.1    $  159.4
   Other current assets ...........................      226.8        226.0        264.9        260.9       256.4
   Property, plants and equipment .................      539.5        606.0        707.2        985.8     1,026.4
   Other long-term assets .........................       89.4        101.2        107.6        114.7       143.2
   Total assets....................................  $   866.4    $   976.6    $ 1,149.6    $ 1,435.5    $1,585.4
                                                     ---------    ---------    ---------    ---------    --------
   Long-term liabilities ..........................      357.7        471.9        531.9        722.2       813.5
   Shareholders' equity............................  $   226.9    $   261.3    $   288.4    $   288.5    $  308.9

U.S. GAAP
   Total assets ...................................  $   867.6    $   982.1    $ 1,136.9    $ 1,422.4    $1,545.4
   Long-term liabilities ..........................      373.7        494.6        544.5        740.8       821.6
   Shareholders' equity............................  $   200.5    $   223.4    $   259.5    $   237.3    $  258.9
   Capital Stock (millions of shares)..............      318.909      318.909      318.909      318.909     318.909


--------------

(1) Information provided for the Company consolidates LanChile Cargo (formerly Ladeco) beginning July 1, 1997, LanPeru beginning August 1, 2001 and LanLogistics LLC as of January 1, 2002. For more information about the effect of the consolidation of LanPeru on our 2001 results, see "Operating and Financial Review and Prospects--2001 Compared with 2000" under Item 5, and for more information about the effect of the consolidation of LanLogistics on our 2002 results, see "Operating and Financial Review and Prospects--2002 Compared with 2001" under Item 5. Financial results for Ladeco for 1997 have been translated from Chilean pesos into U.S. dollars at the exchange rates on the dates on which the revenues and expenses were received, paid or accrued. Beginning on January 1, 1998, LanChile's results are accounted for in U.S. dollars. To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the Miscellaneous-net line in each of 1999, 2000, 2001 and 2002. We recorded an $8.1 million fuel hedge gain in 2000, a $10.5 million fuel hedge loss in 2001 and a $5.5 million fuel hedge loss in 2002.

         We declared aggregate dividends of US$9,308,956 with respect to income for 1998, US$14,271,282 with respect to income for 1999, US$14,513,753 with respect to income for 2000, US$1,406,760 with respect to income for 2001 and US$13,808,763 with respect to income for 2002. The table below sets forth the cash dividends per common share, as well as the number of common shares entitled to such dividends, for the years indicated. Dividend per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

                                                                         Number of common
                                                 Total dividend           shares entitled        Cash dividend per
Year                        Payment date(s)         payment(1)             to dividend             common share
----                        ---------------         ----------             -----------             ------------
                                                  (U.S. dollars)          (in millions)           (U.S. dollars)
1998..................    May 12, 1999                9,308,956                318.91                 0.02919
1999..................    April 19, 1999              3,884,313                318.91                 0.01218
                          May 10, 2000               10,386,969                318.91                 0.03257
2000..................    January 19, 2001            9,998,000                318.91                 0.03135
                          May 10, 2001                4,515,753                318.91                 0.01416
2001..................    May 10, 2002                1,406,760                318.91                 0.00441
2002..................    January 15, 2003            8,958,156                318.91                 0.02809
                          May 9, 2003                 4,850,607                318.91                 0.01521

--------------
(1) We declare dividends in U.S. dollars.


         We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate on the date we first make payment to shareholders. Payments of cash dividends to holders of American Depositary Receipts ("ADRs"), if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers those U.S. dollars to the depositary for distribution. For a description of our dividend policy, see "Other Financial Information-Dividend Policy" under Item 8.

                            Exchange Rate Information

         The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units.


Period                                                     Daily Observed Exchange Rate Ch$ per US$
------                                        ------------------------------------------------------------------
Year Ended December 31,                        Low               High            Average(1)           Period end
                                               ---               ----            ----------           ----------
1998................................          Ch$439.58          Ch$475.41        Ch$460.42             Ch$472.41
1999................................             468.69             550.93           508.78                530.07
2000................................             501.04             580.37           539.49                573.65
2001................................             557.13             716.62           634.94                654.79
2002................................             641.75             756.56           689.36                718.61
2003 (through May 31)...............             694.22             758.21           727.30                714.10

----------------
Source:  Central Bank of Chile
(1)      Average of month-end rates.


         The following table sets forth, for the periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar.

                                                           Exchange Rate
                                                      -----------------------
                                                      Low              High
                                                      ---              ----
Month in 2002
-------------
December.......................................       692.94           718.61

Month in 2003
-------------
January........................................       709.22           738.87
February.......................................       733.10           755.26
March..........................................       725.79           758.21
April..........................................       705.32           731.56
May............................................       694.22           714.10

----------------
Source:  Central Bank of Chile


         On June 23, 2003, the observed exchange rate was Ch$705.75=US$1.00.

                                  Risk Factors

Risks Related to our Operations and the Airline Industry

A future incident similar to the September 11, 2001 terrorist attacks in the United States could have a severe impact on the air travel industry and adversely affect our revenues.

         The terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on foreign air carriers operating international service to and from the United States. Airline traffic in the United States fell dramatically after the attacks. Throughout South America, airline and passenger traffic also decreased substantially, although the decrease was less severe than in the United States. Our passenger revenues are largely dependent on the number of passengers traveling on our flights. Following September 11, 2001, we experienced a significant decline in passenger traffic and, therefore, a significant decline in revenues. Any further terrorist attacks or the threat thereof, whether or not involving commercial aircraft, the general increase of hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact or prolonged general reduction in travel demand could result in decreased passenger traffic and, as a result, cause a material adverse effect on our business, financial condition and results of operations.

         The airline industry has experienced increased costs following the September 11, 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for insurance against aircraft damage and liability to third parties have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks, the Chilean government has given no indication of an intention to provide a similar indemnification for Chilean airlines. In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations.

Our business may be adversely affected by a downturn in the airline industry.

         Demand for air transportation may be adversely impacted by exogenous events, such as natural disasters, epidemics or political and social instability. Situations such as these in one of more of the markets in which we operate could have a material impact on our business, financial condition and results of operations.

Our operations are subject to fluctuations in the supply and cost of jet fuel.

         Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could materially affect our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses and accounted for 14.8% of our operating expenses in 2002. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods (known as "costless collars") may also limit our ability to take advantage of any decrease in fuel prices. Our ability to lessen the impact of any increase in fuel costs by increasing fares or otherwise passing on a portion of such costs to our customers may also be limited.

Losses and liability in the event of an accident involving aircraft could materially affect our business.

         We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or other unpredictable event. Although we believe our insurance coverage is adequate and similar to insurance coverage obtained by other large international airlines, there can be no assurance that:

            o     we will not need to increase our insurance coverage;

            o     our insurance premiums will not increase significantly;

            o     our insurance coverage will fully cover all of our liability;
                  or

            o we will not be forced to bear substantial losses from aircraft accidents or incidents.

         Substantial claims resulting from an accident or incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even if fully insured, could cause the negative public perception that our aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if any of our strategic partners terminate our alliance or commercial relationships.

         We maintain a number of alliances and other commercial relationships with strategic partners that allow us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If our relationship with any of our strategic partners deteriorates or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected. For more information, see "Information on the Company--Business Overview--Airline Operations and Route Network--Passenger Operations--Passenger Alliances and Commercial Agreements" under Item 4.

High levels of competition in the airline industry may adversely affect our level of operations.

         Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry. Airlines compete primarily over fare levels, frequency and dependability of service, name recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter the markets in which we operate and compete with us on any of these bases, which, among other things, could force us to reduce our fares and could negatively affect our financial results. Several of our competitors are larger than us and, have greater name recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries. The U.S. and other open skies agreements may subject us to further competition from international carriers. For more information, see "Information on the Company--Regulation" under Item 4. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our cargo and domestic passenger businesses. Competition could reduce our passenger traffic, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

Future increases in our lease payments could adversely affect our business.

         The majority of our aircraft are subject to long-term operating leases. Our current operating leases require us to return aircraft at the agreed return conditions at the end of the lease. Our operating leases typically run from three to twelve years from the date of delivery. Upon expiration of the operating leases, we are subject to the risk that market conditions then prevailing will require us to pay higher lease rates to maintain our capacity and the number of aircraft in our fleet, which could adversely affect our profitability.

Our business may be adversely affected if we are unable to meet our significant future financing requirements.

         We require significant amounts of financing to meet our aircraft capital requirements, and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand operations could be impaired.

We have a high degree of debt compared to our equity capital.

         As is typical in the airline industry, we have a high degree of debt compared to equity capital. In order to finance our debt, we depend in part on our operating revenue. We cannot assure that in the future we will have sufficient revenue to fully finance our debt. In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on the secured indebtedness, creditors' enforcement of liens could limit or end our ability to use the affected property and equipment to generate revenue.

Future changes in the status of Chilean governmental authorizations and licenses could adversely affect our business.

         Our business, financial condition and results of operations could be adversely affected if we or Chilean aviation authorities fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the Chilean Junta Aeronautica Civil (the "JAC") and technical operative authorizations issued by the Chilean Direccion General de Aeronautica Civil (the "DGAC"), we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

         We are also subject to various international bilateral air transport agreements between Chile and other countries to which we provide service, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue. A modification, suspension, or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate to certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. We cannot assure that a change in a foreign government's administration of current laws and regulations or that the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

Our ability to service certain important destinations could be limited in the future.

         If we are unable to obtain favorable take-off and landing authorizations at certain high-density airports, our business, financial condition and results of operations could be adversely affected. Some airports in the United States are subject to take-off and landing restrictions administered by the U.S. Federal Aviation Administration (the "FAA"). Carriers request slots, which are allocated by the FAA on a seasonal basis. There can be no assurance that we will be able to obtain all requested authorizations and slots in the future because, among other factors, government policies regulating the distribution of the authorizations and slots are subject to change. For more information, see "Information on the Company--Regulation--U.S. Regulation--Airport Slot Restrictions" under Item 4.

Our financial success depends on the availability and performance of key personnel.

         Our success depends to a significant extent on the availability and performance of our senior management team and key financial, commercial, operating and maintenance personnel to operate and manage LanChile effectively. Our employment agreements with key personnel do not contain any non-competition or non-disclosure provisions. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or are unable to attract and retain new qualified personnel, such loss could have a material adverse effect on our business, financial condition and results of operations.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

         A substantial portion of our administrators, cabin crews, flight attendants, pilots and maintenance employees are members of unions and have contracts that expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that prevent us from competing effectively with other airlines.

We may not be able to secure the resources necessary to sustain our growth.

         Rapid growth of LanChile may strain our existing management resources and operational, financial and management information systems and controls. Expansion will also require us to hire additional skilled personnel, purchase more equipment and additional or larger facilities, upgrade our internal audit function and implement more detailed long-term budgeting procedures. If we are unable to hire skilled personnel or secure the required equipment and facilities in an efficient, cost-effective manner, we may not be able to achieve our growth plans and sustain or increase our profitability.

Risks Related to Chile and Other Emerging Market Countries

Economic and political developments in Chile may adversely affect our business.

         We conduct a substantial part of our operations in Chile, an emerging market country, and, accordingly, our business could be adversely affected by a downturn in the Chilean economy or high levels of inflation. While inflation has been under 5% in recent years and Chilean GDP has grown in nine out of the last ten years and grew 2.1% in 2002, there can be no assurance that such annual growth will continue in the future. Our business, financial condition and results of operations could also be adversely affected by:

            o changes in economic or other policies of the Chilean government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector);

            o changes in the regulatory, legal or administrative practices of Chilean authorities; or

            o other political or economic developments in or affecting Chile, over which we have no control.

Developments in other emerging market countries, including Argentina, may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease.

         We conduct a significant part of our operations in other emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean economy or the market value of our securities and have a material adverse effect on our business, financial condition and results of operations. For example, if Argentina's economic and political environment does not improve, the economy in Chile, as both a neighboring country and a significant trading partner, could be affected and could experience slower growth than in recent years, negatively impacting our business and results of operations. This negative impact could weaken investor confidence in Chile and consequently lead to a reduction in the market price of our common shares or the American Depositary Shares, or "ADSs", representing our common shares. Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

Devaluations of the Chilean peso or other foreign currencies relative to the U.S. dollar may adversely affect our revenues and profitability.

         Changes in the exchange rate between the Chilean peso and U.S. dollar could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while a portion of the revenues and operating expenses are denominated in pesos and various other currencies. If the value of the peso or of other currencies in which the revenues are denominated declines against the U.S. dollar, the Company will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has been subject to large nominal devaluations in the past, including a nominal decrease of approximately 9.8% against the U.S. dollar from December 31, 2001 to December 31, 2002. For more information on exchange rates, see "--Exchange Rate Information" above. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. For more information, see "Quantitative and Qualitative Disclosures About Market Risk--Risk of Variation in Foreign Currency Exchange Rates" under Item 11.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

         The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The disclosure required of foreign issuers under the Exchange Act is more limited than the disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities markets and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

Risks Related to our Common Shares and ADSs

We are controlled by certain majority shareholders whose interests may differ from those of our other shareholders.

         As of May 31, 2003, four independent family groups of shareholders, whom we collectively call our majority shareholders, together, beneficially owned 82.92% of our voting common shares. For more information about our majority shareholders, see "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7. These shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADRs, if holders of ADRs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those shares.

The market for our ADSs and common shares could become illiquid and volatile.

         Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Due to the small public float, our common shares are not actively traded and, consequently, an ADS holder may have a limited ability to sell ADSs or the common shares underlying ADSs (upon withdrawal from the ADR facility) in the amount and at the price and time that it desires. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying ADSs.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

         If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions thereon from the depositary, could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares.

         Equity investments in Chile by non-Chilean residents are generally subject to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past and could again require foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. For more information, see "Additional Information--Exchange Controls" under Item 10.

         We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs, the repatriation of the proceeds from an acquisition or disposition or a dividend payment, will not be imposed in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed.

Our ADS holders may not be entitled to preemptive rights in certain circumstances.

         The Chilean Corporation Act and Regulation thereof, Ley sobre Sociedades Anonimas No. 18,046 and the Reglamento de Sociedades Anonimas (collectively, the "Chilean Corporation Law"), provides that a preemptive right shall be granted to all shareholders (including ADR holders) whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to U.S. holders of ADRs evidencing ADSs pursuant to the preemptive rights granted to such shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the costs and potential liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADR holders.

ITEM 4.       INFORMATION ON THE COMPANY

History and Development of the Company

         Lan Chile S.A. is a publicly-held stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, with principal executive offices at Avenida Americo Vespucio Sur 901, Comuna de Renca, Santiago, Chile. Our general telephone number at this location is (56-2) 565-2525.

         We are the leading provider of domestic and international passenger and cargo air services in Chile and one of the leading airlines in Latin America. We serve 15 destinations in Chile and 27 international destinations (excluding destinations in Peru served only by our subsidiary LanPeru S.A. ("LanPeru"). In addition, as of May 31, 2002, through our various code-share agreements we offer service to 33 additional international destinations. We provide cargo service to all passenger destinations and to 14 additional freighter destinations. We also offer handling services and courier services through our subsidiaries and, over the past three years, we have expanded into the logistics business and now offer logistics, small package and express door-to-door services across our entire network. We have also purchased stakes in several regional affiliates in order to further strengthen our regional network.

         The Chilean government founded LanChile in 1929. LanChile was a government-owned company from 1929 until its incorporation in 1983. LanChile began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of LanChile's capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our majority shareholders acquired 98.7% of our stock, including the remaining stock held by the Chilean government, in a series of transactions. As of May 31, 2003, the majority shareholders held 82.92% of our stock. For more information about our majority shareholders, see "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7.

         Since the majority shareholders' acquisition of stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability despite significant challenges, including an economic downturn in Chile (and financial crises in other parts of Latin America) and the crisis that impacted the aviation industry following the September 11, 2001 terrorist attacks in the United States. Our growth in operations and positive net results over the past five years have been due primarily to our focus on maximizing operating efficiencies between passenger and cargo operations. Although our net income decreased 0.6% between 1998 and 2002, we were one of the few airlines in the world to maintain our profitability during these years.

         Between 1998 and 2002, our gross revenues increased 34.1%, mainly reflecting our ability to capitalize on our domestic market position in order to grow our more profitable international passenger and cargo routes, our ability to expand into new markets in Latin America and our position in Latin American cargo markets.

         We believe that our growth in gross revenues during the last five years is partially attributable to:

            o growth of the Chilean gross domestic product, which has averaged 2.2.% compounded annual growth since 1998;

            o     higher demand for air travel in Chile and Latin America;

            o     increased disposable income among our customers;

            o more diversified and extensive trade by Chile and other Latin American countries;

            o greater Latin American regional integration and interdependency;

            o     increases in market share; and

            o     expansion into new markets in Latin America.

         In 2002, gross revenues grew by 1.7% as compared to 2001, primarily reflecting a 0.1% increase in passenger revenues, a 3.5% decrease in cargo revenues and a 49.0% increase in other revenues. Passenger revenues increased as the revenue shortfall caused by the September 11, 2001 terrorist attacks in the United States and the economic crisis in Argentina was fully offset by increased operations in other Latin American countries (such as Peru and Ecuador) and market share gains in the domestic market. Cargo revenues decreased primarily as a result of a weaker economic environment across Latin America, which decreased demand for high-revenue, high density, southbound cargo. Other revenues increased as a result of increased aircraft leases and the consolidation of our subsidiary LanLogistics Corp. LLC ("LanLogistics") in 2002. Excluding LanLogistics, operating revenues decreased approximately 0.1%.

         We have also continued generating net income due to our capacity to maintain a low cost base by making significant adjustments to operations, overhead and fleet. As a result, in terms of system available ton kilometers or "system ATKs", (the number of tons of capacity available for the transportation of passengers and cargo multiplied by the number of kilometers flown), our cost per system ATK decreased from 32.65 cents in 1998 to 30.35 cents in 2002. Although our total operating costs grew 0.9% in 2002, this increase is fully related to the consolidation of LanLogistics. Excluding LanLogistics, operating costs declined approximately 1.2%. Our ability to reduce our operating and, consequently, per-unit costs, led to a 1.4 percentage point improvement in operating margins and a 184.2% growth in net income in 2002, as compared to 2001.

Capital Expenditures

         Over the last three years our cash capital expenditures were US$145.6 million in 2000, US$341.3 million in 2001 and US$192.6 million in 2002, mainly reflecting the acquisition of aircraft and aircraft-related equipment.

         As of December 31, 2002, we estimate our material commitments for future capital expenditures for 2003, 2004 and 2005 (for, among other things, aircraft, spare parts, equipment, materials and facilities) to be as follows:

            o     US$100 million for 2003;

            o     US$155 million for 2004; and

            o     US$108 million for 2005.

         This includes aircraft-related capital expenditures (aircraft only) of:

            o     US$55 million in 2003;

            o     US$110 million in 2004;

            o     US$58 million in 2005;

         and other capital expenditures of:

            o     US$45 million in 2003;

            o     US$45 million in 2004; and

            o     US$50 million in 2005.

         We expect that cash generated from operations, short-term credit-lines and the long-term syndicated loans already negotiated with various banks will be sufficient to meet our cash requirements in the foreseeable future (for more information, see "Operating and Financial Review and Prospects--Liquidity and Capital Resources" under Item 5), although events that materially affect our operating results could also have a negative impact on liquidity. While we expect to finance non-aircraft capital expenditures internally, the aircraft-related capital expenditures listed above will be funded by the syndicate facility that we arranged for to finance our acquisition of Airbus aircraft. For more information on our current fleet and purchase commitments, as well as the related financing, see "--Business Overview--Fleet" below.

Organizational Structure

         LanChile is a holding company mainly involved in the transport of passengers and cargo. Our operations are carried out by a number of different subsidiaries using a variety of brand names. In the passenger business we operate five main brands: LanChile, LanExpress, LanPeru, LanEcuador and LanDominicana. LanChile holds a 70% stake in LanPeru through direct and indirect interests, a 45% direct stake in LanEcuador and a 49% indirect stake in LanDominicana. For more information, see "--Business Overview--Regional Expansion" below. Our cargo operations are carried out by a number of companies, including LanChile and LanChile Cargo S.A. ("LanChile Cargo") and its affiliates.

         We offer handling services through our subsidiary Prime Airport Services and courier services through our subsidiary LanCourier S.A. ("LanCourier"). We also offer logistics, small package and express door-to-door services through LanLogistics. For a complete list of all of our significant subsidiaries, see Exhibit 8.1 to this annual report on Form 20-F.

         Over the last two years, we have progressed in our plans to develop a clearer organizational structure. We are considering redistributing our existing direct and indirect subsidiaries into a new holding structure comprised of two main subholding subsidiaries; one would contain all passenger-related entities and the other all cargo-related entities. By more clearly separating our passenger and cargo businesses, we expect to improve internal transparency and accountability, facilitate the incorporation of strategic partners and better enable both business areas to reach their full potential. We do not expect that such a reorganization would result in the disposal of any assets currently under our control. During 2002 we did not move forward with this process as we focused our efforts and resources on managing our business in light of existing market conditions.

Business Overview

Airline Operations and Route Network

         We are the leading provider of domestic and international passenger and cargo air services in Chile and one of the leading airlines in Latin America. Our domestic and international passenger and cargo operations and services have increased substantially over the past five years.

         In 2002, according to the JAC, the official Chilean civil aviation authority, we held market shares of:

            o 94.6% of the Chilean domestic passenger market, based on revenue passenger kilometers (or "RPKs");

            o 43.3% of the Chilean international passenger market, based on RPKs;

            o 97.6% of the Chilean domestic cargo market, based on revenue ton kilometers (or "RTKs"); and

            o 46.4% of the Chilean international cargo market, based on RTKs.

         The following table sets forth the number of passengers we carried and our gross traffic revenues by activity for the periods indicated.

                                                                     Year ended December 31,
                                                  -------------------------------------------------------------
                                                  1998          1999           2000          2001          2002
                                                  ----          ----           ----          ----          ----
                                                           (in US$ millions unless otherwise indicated)
The Company (1)
  Passengers carried (thousands)..........          4,179.6       4,302.1       4,316.1        5,236.4       5,316.5
  Total passenger revenues................     US$    679.7  US$    692.3  US$    750.7   US$    803.0  US$    803.7
  Total cargo revenues....................     US$    350.1  US$    474.3  US$    593.5   US$    539.5  US$    520.8
       Total traffic revenues.............     US$  1,029.8  US$  1,166.6  US$  1,344.2   US$  1,342.5  US$  1,324.5

-------------------------
(1) Information provided for the Company consolidates LanPeru beginning August 1, 2001.

Passenger Operations

         The following table sets forth certain of our passenger operating statistics for domestic and international routes for the periods indicated.

                                                                     Year ended December 31,
                                                -------------------------------------------------------------------
                                                  1998           1999           2000          2001           2002
                                                  ----           ----           ----          ----           ----
The Company (1)
ASKs(2) (millions)
   Domestic................................      3,988.3        3,389.7        3,267.8       3,997.1        4,055.2
   International...........................     10,367.0       11,654.7       11,145.2      12,904.6       13,011.5
     Total.................................     14,355.3       15,044.4       14,413.0      16,901.7       17,066.8
RPKs(3) (millions)
   Domestic................................      2,311.1        2,116.5        2,124.3       2,694.9        2,681.8
   International...........................      6,407.8        7,639.9        7,807.0       8,584.9        8,457.8
     Total.................................      8,718.9        9,756.4        9,931.3      11,279.8       11,139.5
Passenger yield (passenger revenues/RPKs,
  in US cents)
   Domestic................................  US(cent)8.86  US(cent)8.36    US(cent)8.85  US(cent)7.90   US(cent)8.35
   International...........................          7.41           6.75           7.21          6.97           6.86
     Total.................................          7.80           7.10           7.56          7.12           7.22
Passenger load factor (%)
   Domestic................................         57.9%          62.4%          65.0%         67.4%          66.1%
   International...........................         61.8           65.6           70.0          66.5           65.0
     Total.................................         60.7           64.9           68.9          66.7           65.3

------------------

(1) Information provided for the Company consolidates LanPeru beginning August 1, 2001.
(2) The number of seats made available for sale multiplied by the kilometers flown.
(3) The number of revenue passengers carried multiplied by the kilometers flown.


Domestic passenger air service.

         Through the brand names LanChile and LanExpress we are the leading domestic airline in Chile, accounting for an aggregate of 71.4% of RPKs for the domestic Chilean market during 2000, 88.7% during 2001, and 94.6% during 2002. As of December 31, 2002, we flew to 15 destinations within Chile (not including Easter Island, which we treat as an international destination even though it is a part of the Republic of Chile, because we serve it with long-haul aircraft) plus two seasonal destinations (Chillan in the winter season, and Pucon in the summer season). Our domestic traffic grew 16.0% between 1998 and 2002, from 2,311.1 million RPKs in 1998 to 2,681.8 million RPKs in 2002, primarily due to higher demand for air travel in Chile and the growth of the Chilean gross domestic product, which translated into higher disposable income for the Chilean population in general. LanChile and LanExpress have integrated passenger operations, including operation under the same two-letter "designator reservation code," and have coordinated fare structures, scheduling and other commercial matters, in order to maximize cooperative benefits and revenues for the two carriers.

         This table sets forth our market share, based on RPKs, for domestic flights in 2002.

Domestic Destination                                   Market Share(1)
--------------------                                   ---------------
Antofagasta......................................            90.3%
Concepcion.......................................           100.0
Iquique..........................................            89.7
Arica............................................            86.1
Temuco...........................................            99.2
Calama...........................................            92.4
Puerto Montt.....................................            98.7
La Serena........................................           100.0
Copiapo..........................................           100.0
Punta Arenas.....................................            98.3
Valdivia.........................................            99.7
Osorno...........................................           100.0
Balmaceda........................................            98.8
El Salvador......................................           100.0
                                                            -----
   Total/Weighted average of market shares.......            94.6
                                                            =====

-------------------
(1) Market share includes LanChile and LanExpress.

         We evaluate our network of domestic routes on an on-going basis in order to achieve optimal efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

International passenger air service.

         We provide international passenger air service (primarily under our LanChile brand) to seven destinations in Peru (six through LanPeru only; For more information, see "--Regional Expansion-- Lan Peru S.A." below), 18 destinations elsewhere in Latin America, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America, LanChile has routes to Argentina, Bolivia, Brazil, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. LanChile also flies to a variety of international destinations outside Latin America, including Miami, Los Angeles, New York, the Falkland Islands, Frankfurt, Madrid, Auckland, Sydney and Papeete (Tahiti). In addition, as of May 31, 2002, through our various code-share agreements we offer service to 25 additional destinations in North America, seven additional destinations in Europe and one additional destination in Latin America. We estimate that as of December 31, 2002, international passengers accounted for approximately 44% of our total passengers.

         The following table sets forth our market share, based on RPKs, for international flights in 2002.

International Destination(1)                           Market share(2)
----------------------------                           ---------------
Buenos Aires, Argentina..............................         63.0
United States (3)....................................         36.4
Lima, Peru...........................................         78.6
Mendoza, Argentina...................................         91.2
Sao Paulo, Brazil....................................         41.0
Cordoba, Argentina...................................         98.0
La Paz, Bolivia......................................         82.3
Montevideo, Uruguay..................................         71.5
Rio de Janeiro, Brazil...............................         61.7
Frankfurt, Germany...................................         13.8
Madrid, Spain........................................         45.9
Mexico City, Mexico..................................         61.5
Easter Island, Chile (4).............................        100.0
Punta Cana, Dominican Republic.......................         97.1
Papeete, Tahiti......................................        100.0
Bogota, Colombia.....................................         46.8
Cancun, Mexico.......................................         96.2
Caracas, Venezuela...................................         72.6
Guayaquil, Ecuador...................................         85.6
Falkland Islands.....................................        100.0
Habana, Cuba.........................................         41.5
Quito, Ecuador.......................................         78.4
Auckland, New Zealand................................         97.4
Sydney, Australia....................................         91.3
                                                             -----
   Total/Weighted average of market shares...........         43.3
                                                             =====

-------------------
Source: JAC

(1) Since LanChile initiated service to Rosario, Argentina on April 10, 2003, there is no market share data available for 2002.
(2) Market share includes LanChile, LanExpress and LanPeru data for traffic between Chile and the specified destinations only.
(3) Market share percentage with respect to the United States corresponds to the combined market share to the total U.S. market destinations, including those to which LanChile offers service via code-share agreements. We have a 52.9% market share only with respect to the three destinations to which LanChile directly operates (New York, Miami and Los Angeles).
(4) Our Easter Island flights use long-haul aircraft and for operational purposes we therefore classify Easter Island as an international destination.

         Our international passenger traffic grew 32.0% between 1998 and 2002, from 8,718.9 million RPKs in 1998 to 8,457.8 million RPKs in 2002, primarily due to trade liberalization, market share gains, increased connecting traffic from other Latin American countries, the consolidation of LanPeru in 2001 and increased operations in new markets.

         During the second half of 2001 and the first half of 2002, our international passenger traffic decreased significantly due to two events. First, the September 11, 2001 terrorist attacks in the United States not only had dramatic impact on traffic to and from the United States, but also affected other international routes as well. Second, the economic and political collapse of Argentina severely reduced Argentine originating traffic. This reduction not only affected Argentina-Chile routes, but also long-haul routes, as we carried a significant amount of Argentine passengers along these routes. As a result, international traffic declined approximately 6% in the fourth quarter of 2001, 12% in the first quarter of 2002 and 7% in the second quarter of 2002. In order to minimize losses related to the September 11th attacks and the Argentine crisis, we adjusted our operations by reducing capacity on some routes. We reallocated this capacity to other routes and intensified our commercial efforts in other countries such as Peru and Ecuador. Additionally, we continuously adjusted our itineraries to match supply and demand. For example, we capitalized on increased demand to Argentina by providing better connections from other Latin American countries to Argentina through Santiago. We also developed new alliance relationships and expanded existing ones (see "--Passenger Operations--Passenger Alliances and Commercial Agreements" below). Due mainly to these measures, international traffic began recovering during the third quarter of 2002, with growth of nearly 1%. In the fourth quarter of 2002, international traffic grew 17%. Meanwhile, our yields increased during the year due in part to careful management of the capacity allocated to key routes in order to avoid oversupply, a decline in the amount of Argentine passengers in our long-haul network (connecting traffic usually features lower yields than direct traffic) and a reduction in average trip lengths (due to our increased operations in Peru and Ecuador).

Passenger Alliances and Commercial Agreements

         Our profitability and the size and scope of our operations have attracted the attention of various international airlines seeking to form strategic alliances. The following are our passenger alliances and partnerships as of May 31, 2003:

      o oneworld. In June 2000, we were officially incorporated into the oneworld alliance, a global marketing alliance consisting of American Airlines, British Airways PLC, Cathay Pacific Airlines Ltd., Qantas, Iberia Airlines, Finnair OYJ and Aer Lingus Group Limited which, among other benefits, offers improved service to frequent flyer customers. Together, these airlines are able to offer customers travel advantages, such as 563 worldwide destinations and schedule flexibility.

      o Alaska Airlines. Since 1999, we have been in an alliance with Alaska Airlines Inc. which currently permits us to provide customers with service between Chile, the West coast of the United States and Canada. As part of this agreement, we offer our customers service on Alaska Airlines flights from Los Angeles to Portland, Seattle, Vancouver and Calgary.

      o American Airlines. Since 1997, we have had an agreement with American Airlines which enables LanChile and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on LanChile flights and vice-versa. The U.S. Department of Transportation granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information, see "--Regulation--U.S. Regulation--Regulatory authorizations in connection with strategic alliances" below. Through this alliance we currently offer service to 19 American Airlines destinations in the United States and Canada.

      o British Airways. In August 2000, we initiated a new code-share agreement with British Airways on LanChile flights between Buenos Aires and Santiago. British Airways withdrew from the Chilean market in August 2000, and continues to use the LanChile code-share agreement in order to provide service for its passengers traveling from Buenos Aires to Santiago. On May 8, 2001, we expanded this code-share agreement to include British Airways' flights between Madrid and London Heathrow, which gives us access to one of Europe's most important gateways.

      o Iberia Airlines. In January 2001, we initiated a code-share agreement with Iberia Airlines, pursuant to which we offer passengers ten non-stop frequencies per week between Santiago and Madrid on Airbus A340 aircraft and, through code-share flights operated by Iberia, one-stop service to Bilbao, Barcelona, Rome, Paris, Amsterdam and London Heathrow. In December 2001, we expanded this code-share agreement to include Iberia's flights between Madrid, Zurich and Frankfurt.

      o Qantas Airways. On July 1, 2002, we initiated a new code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. This code-share agreement includes three weekly frequencies operated by LanChile. Passengers receive all oneworld benefits, including frequent flyer awards and final destination bag check capabilities. We renewed the code-share agreement with Qantas for a one-year term beginning April 1, 2003.

      o Other alliances. In addition, LanChile has regional code-share agreements with Tranportes Aereos del Mercosur S.A. ("TAM") to Paraguay and with Aerovias de Mexico, S.A. de C.V. ("AeroMexico") and Mexicana de Aviacion S.A. de C.V. ("Mexicana") to routes in Mexico. In September 2002, we terminated our partnership with Varig S.A. in routes to Brazil.

Passenger Marketing and Sales

         Our international and domestic marketing strategy stresses punctuality, convenient flight departure schedules and frequent service to major international destinations such as New York, Miami, Madrid, Sydney, Buenos Aires and Sao Paulo. In order to strengthen our market position, we have continued improving our passenger cabins and service and continually monitor our corporate image. For more information on the recent improvements we have made to our cabins see "--Business Strategy--Increase Passenger and Cargo Revenues By:--Enhancing in-flight amenities and our corporate image" below.

         Although we reduced costs significant during 2002, we did not reduce the quality of our service. As a result, we were able to continue providing the service that has always distinguished LanChile. Additionally, we have continued to upgrade our aircraft seats and cabins and the in-flight amenities that we provide.

         During 2002 we also consolidated LanExpress, a new domestic brand. LanExpress focuses on providing an easier, more efficient travel experience. This initiative includes providing shorter check-in times and other more streamlined operations as compared to those on international routes. Also, our LanExpress fleet includes a significant number of our new Airbus A320 aircraft and, is therefore perceived as a more modern in-flight product.

         Since September 2000, we have worked intensively on our website, www.lanchile.com, enabling a powerful new reservations engine. Consistent with the LanExpress concept, during 2002 we expanded our Internet-based check-in service for domestic flights. This service allows our passengers to obtain their boarding passes from their home or office, thus avoiding traditional airport counter procedures. Through December, more than 10% of our domestic passengers were using this system. This is part of LanChile's strategy to increasingly use the Internet as a communication and value-added sales and purchasing tool. For instance, the members of our frequent flyer program, LanPass, receive their monthly balances and other information by e-mail.

         We use direct and indirect distribution channels. Travel agents conduct indirect sales, and sold approximately 63% of our airline tickets during 2002. We paid these travel agents a standard commission of approximately 6% of ticket prices during 2002. Travel agent commissions have declined recently and continue to do so. For example, as of February 2003, consistent with the practice of other airlines, we eliminated standard commissions in the United States.

         Travel agents obtain airline travel information and issue airline tickets through Computer Reservation Systems, or CRSs, that enable them to make reservations on flights from a large number of airlines. CRSs are also used by travel agents to make hotel and car rental reservations. We participate actively in all major international CRSs, including Sabre, Amadeus and Galileo. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. In Chile, the leading CRS, which is owned equally by LanChile and our subsidiary, TASA, is Sistemas de Distribucion Amadeus Chile S.A., which had a market share of approximately 51% as of December 2002, based on the number of domestic reservations booked.

         In addition to travel agency sales, we have an extensive sale and marketing network consisting of 40 domestic and 100 international ticket offices in more than 38 countries. In 2002, direct bookings accounted for approximately 37% of all of our bookings.

         In order to increase the volume of direct sales, we have worked to consolidate our Chilean reservations offices into one call center located in Santiago de Chile. Currently, customers anywhere in Chile can use a single toll-free number that connects them with the call center twenty-four hours a day, seven days a week. We plan to gradually close the local reservation facilities in favor of the call center. During 2002 we began to incorporate remote operators, who connect to our call center systems from their homes. Remote operators enable us to increase the efficiency and flexibility of our call center and enable us to offer a new alternative to our call center workers.

         Through our call center, we offer tickets by mail and, since March 1999, we offer e-tickets on our domestic routes. In 2000, we started using e-tickets for the Santiago-Buenos Aires route. Since then we have expanded the number of routes on which e-tickets are available, and by December 2002 we were able to offer e-tickets on nearly 95% of our routes. Additionally, e-tickets accounted for nearly 64% of our total passengers and more than 85% of our total domestic passengers. In order to increase the number of e-tickets sold, we are currently working with American Airlines to launch interline e-tickets (an electronic ticket enabling passengers to fly different segments on separate airlines).

         Our advertising, marketing and promotional activities include the use of television, print and radio advertisements as well as direct marketing. During 2002, we conducted significant marketing activities to stimulate travel and strengthen our brand recognition in the region and continued our campaigns aimed at increasing low-season travel. Additionally, toward the end of 2002, we launched a campaign to promote the advanced purchase of high-season tickets. Together with other direct sales initiatives, our website, LanChile.com, provides us with a very important tool to reduce our distribution costs. Internet sales have increased significantly: in 2002 they more than doubled compared to 2001, and by December 2002 they amounted to more than US$1.6 million per month.

Frequent Flyer Program

         Our frequent flyer program is called LanPass. LanPass's objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. LanPass awards kilometers to customers based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets or upgrades. Under our current frequent flyer program, our passengers are grouped into three different elite levels based on each passenger's flying behavior. These different groups determine the highly-valued passenger benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access, preferred boarding and preferred check-in. LanPass also has highly rated partners, including other airlines, hotels, car rental agencies and credit card issuers from the main financial institutions in Chile, Peru and Argentina, which give additional kilometers to customers for using their services. In some cases, we have reciprocal agreements, such as our agreement with American Airlines, that allow us to benefit from the loyalty of American's customers as they can accrue miles under American's frequent flyer program when traveling on Lan Chile flights. In addition, as an active member of the oneworld alliance, we have reciprocal frequent flyer agreements with all oneworld carriers. Finally, as part of our frequent flyer program, we have developed a comprehensive database with all flying information from LanPass customers, plus demographic and other relevant customer information, that allows us to generate targeted promotions to different customer segments, reducing dilution and maximizing response rate. This type of information is also a source for customer metrics and monitoring, providing significant management information.

Chilean Air Passenger Market

         According to JAC data, Chilean domestic air passenger traffic (including traffic on our domestic flights and those of our competitors) decreased 7.2% from approximately 3,073.0 million RPKs in 2001 to approximately 2,852.6 million RPKs in 2002. This decline relates mainly to weak economic growth and a decrease in demand due to the disappearance of the low fares offered by AeroContinente Chile. As of May 31, 2003, there were three main domestic carriers in Chile (LanChile, LanExpress and Sky Airline). For 2002, LanChile and LanExpress together had a 94.6% market share, based on RPKs. Sky Airline had a 4.2% market share and AeroContinente Chile had a 1.1% market share, based on its accumulated traffic before it ceased operations.

         The domestic passenger market has recently experienced significant competitive changes. In March 2001, Avant Airlines, our main competitor at the time, ceased operations due to AeroContinente Chile's aggressive pricing strategy. AeroContinente Chile was the Chilean subsidiary of the Peruvian airline AeroContinente, and had initiated domestic operations in Chile in May 2000. In June 2001, a court order forced AeroContinente Chile to suspend its operations. However, upon a court finding of insufficient evidence, AeroContinente Chile resumed operations in September 2001. In June 2002, Chilean authorities cancelled AeroContinente Chile's operation certificate for failure to comply with safety regulations. Later that month, AeroContinente Chile filed for bankruptcy. One week before Aerocontinente Chile ceased operations, Sky Airline, a new carrier fully-owned by Chilean investors, started domestic service. Sky Airline initially focused on four destinations in the northern part of Chile. In December 2002, it added three destinations in the southern part of Chile, and in April 2003, it initiated service to an eighth destination in Chile. Sky Airline currently operates five Boeing 737-200 aircraft.

         According to JAC data, at December 31, 2001 our domestic market share was approximately 88.3%. At December 31, 2002, our domestic market share was approximately 94.6%. As of March 31, 2003, our market share for the three-month period between January and March was approximately 85.3%.

         There are currently no foreign airlines participating in the Chilean domestic market. However, Chile permits foreign airlines to operate in Chile if the airline's home country gives similar treatment to Chilean airlines. Currently no foreign countries grant Chilean airlines such treatment.

         The following table sets forth estimated total Chilean domestic and international air passenger service and Chilean GDP for the periods set forth below.

                                            %change            %change             %change            %change             %change
                                     1998     (2)      1999      (2)       2000      (2)      2001      (2)       2002      (2)
                                   ----------------------------------------------------------------------------------------------
Domestic air passengers (1)         3,162.3   9.7%    2,986.2   -5.6%     3,002.7    0.6%    3,073.0    2.3%     2,852.6   -7.2%
International air passengers (1)   13,556.5   8.1%   14,595.3    7.6%    14,884.5    2.0%   14,520.0   -2.4%    14,257.7   -1.8%
Chilean GDP (billions Ch$)         34,376.6   3.2%   34,115.0   -0.8%    35,536.7    4.2%   36,626.1    3.1%    37,411.8    2.1%

----------
Source: JAC Data
(1)   In passenger kilometers (millions).
(2)   Percentage change from previous calendar year.

         International Passenger Market.

         According to JAC data, Chilean international air passenger traffic declined 1.8% in 2002, to approximately 14,257.7 million RPKs. Approximately 20 carriers currently operate international flights to and from Chile. We had a 43.3% market share in 2002, based on RPKs. As of May 31, 2003, the principal carriers that transport passengers to and from Chile include American Airlines, Delta, Varig, Iberia and Lufthansa.

         The market for scheduled passenger air travel between Chile and international destinations can be divided into four principal segments:
Chile-United States, Chile-Europe, Chile-South Pacific and Chile-Latin America.

         As of May 31, 2002, six carriers served Chile-United States routes, including carriers offering connections through a third country, however, the number and identity of companies participating in the Chile-United States market has varied significantly in recent years. In June 2002, AeroContinente Chile ceased its operations from Chile to the United States. Additionally on January 6, 2003, United Airlines, which for 2002 had approximately 16% of the Chile-United States market, stopped flying between the two countries. For 2002, we had a 36.4% market share (as measured in RPKs) of the total Chile-United States market. As of May 31, 2003, our main competitors on the Chile-United States passenger routes were American Airlines and Delta Airlines.

         On Chile-Europe routes, our main competitors are Lufthansa, Air France and Iberia. We also compete indirectly with other Latin American companies offering connections to European destinations, such as Aerolineas Argentinas and Varig. Competitive activity in the market has declined in recent years as a number of carriers have reduced service, replaced non-stop flights with one-stop flights, or withdrawn entirely. For example, in October 2001 Swissair exited the Chilean market and during the first half of 2003, Lufthansa reduced its daily frequencies to Santiago from seven to three. During 2002 we had a 27.6% share of the Chile-Europe market.

         We are the sole operator to offer direct flights between Chile and destinations in the South Pacific. However, we compete indirectly with Aerolineas Argentinas on passenger routes from Buenos Aires to Auckland and Sydney. We have a code-share agreement with Qantas to Australia and New Zealand. During 2002, including passengers carried under this code-share agreement, we had a 91.3% share of the Chile-Australia market and a 97.4% share of the Chile-New Zealand market.

         On Latin American regional routes, our main competitors are Varig and Aerolineas Argentinas. At December 31, 2002, we held a market share of approximately 63.0% in the Santiago-Buenos Aires route and a market share of approximately 46.6% of the routes between Chile and Brazil.

Cargo Operations

         The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

                                                                       Year ended December 31,
                                                     --------------------------------------------------------
                                                        1998        1999        2000        2001         2002
                                                        ----        ----        ----        ----         ----
The Company (1)
RTKs (millions)
   Domestic.....................................        33.0        33.5        38.6        44.1         45.6
   International................................     1,261.6     1,702.4     2,008.1     1,809.1      1,788.2
     Total......................................     1,294.6     1,735.9     2,046.8     1,853.2      1,833.8
Weight of cargo carried (thousands of
   tons)
   Domestic.....................................        23.5        26.1        29.8        32.9         32.8
   International................................       210.7       306.1       375.1       358.6        388.2
     Total......................................       234.1       332.3       404.9       391.5        421.0
Total cargo yield (cargo revenues/RTKs, in
  US cents).....................................   US$  27.0   US$  27.3   US$  29.0   US$  29.1    US$  28.4
Total cargo load factor (%).....................        67.4%       67.3%       72.6%       69.2%        67.2%

-----------------
(1) Information provided for LanChile consolidates LanChile Cargo (formerly Ladeco) beginning July 1, 1997.

         Our cargo business generated revenues of approximately US$593.5 million in 2000, US$539.5 million in 2001 and US$520.8 million in 2002, representing 41.6%, 37.8% and 35.9%, respectively, of our operating revenues. Cargo revenues as a percentage of our total revenues has decreased over the past three years. primarily due to decreased demand in the Latin American cargo markets as a result of economic weakness in the region and increased competition. However, cargo continues to represent a significant portion of our business.

         Our domestic and international cargo business generally operates on the same route network used by our passenger airline business and services, and consists of 43 international destinations (29 operated by passenger and freighter aircraft and 14 operated only by freighter aircraft). We transport cargo in four ways: in the bellies of our passenger aircraft, in our own dedicated freighter fleet, in belly space that we purchase from other airlines and in aircraft that we wet-lease (a lease in which the lessor operates the aircraft and provides the aircraft, crew maintenance and insurance) or charter (an arrangement by which we lease and operate the aircraft) according to short- and medium-term contracts. We use the brand names LanChile, Fast Air, LanChile Cargo, and South Florida in connection with our cargo operations. We complement our operations through coordination with our regional affiliates, MasAir S.A. de C.V. ("MasAir") in Mexico, and Aerolinheas Brasileiras S.A. ("Absa") in Brazil. We also have a minority stake in Florida West International Airways in the United States. Finally, we have affiliated companies, including LanLogistics, LanBox, SkyNet and SkyBox, which are involved in logistics, fulfillment and e-commerce activities relating to our cargo services. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies and individual consumers. For information about our fleet, see "--Fleet--General" below.

International Cargo Operations

         Our international cargo routes accounted for approximately 96% of total cargo revenues in 2000, 96% of total cargo revenues in 2001 and 96% of total cargo revenues in 2002.

         Our international cargo operations are based out of Santiago and Miami. The United States accounts for the majority of the cargo traffic to and from Latin American. Besides being the main market for Latin America exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. Miami's geographical location positions it as the natural gateway for this traffic. During 2001 we moved into our new 380,000 square foot facilities, located at the Miami International Airport. In Latin America, the principal origins of our cargo are Chile, Ecuador and Colombia. In Europe, we use Madrid as our gateway, which we serve daily via our passenger network. In 2002, after we signed our new partnership with Lufthansa Cargo, we replaced Paris with Frankfurt as our main freighter destination in Europe (for more information on this agreement see "--Commercial Agreements" below.) Since January 2000, we also serve Paris through a commercial agreement with TAM, a Brazilian airline. As part of our new passenger code-share agreement with Iberia, we have also included a coordinated cargo effort on some of the routes covered by the code-share agreement in order to optimize the utilization of the cargo space on those routes.

         Our international cargo operations increased 41.7% between 1998 and 2002, from 1,261.6 million cargo ton kilometers in 1998 to 1,788.2 million cargo ton kilometers in 2002. We believe that the primary reasons for the growth in cargo operations are:

            o     increased trade throughout the region;

            o     our expansion and growing presence in new cargo markets;

            o a world-wide trend toward greater consumption of fresh fruit, fresh fish and other fresh products;

            o     commercial agreements with other airlines; and

            o     a worldwide trend towards reduced inventories.

         However, international cargo traffic decreased 9.9% in 2001 and 1.2% in 2002. This decline can be attributed to reduced imports by South American countries, specifically Brazil and Argentina. Additionally, during the first half of 2002, we faced increased competition from foreign carriers. Although the intensity of this competitive activity later decreased, it had a significant impact on traffic and yields along key routes. We were able to partially offset these conditions during 2002 through modification of our freighter itineraries and the development of new markets and routes.

Domestic Cargo Operations

         Our domestic cargo operations, based out of Santiago, mainly operate under the LanChile Cargo brand name. Over the last five years our domestic cargo operations, as measured by RTKs, increased 38.2%, from 33.0 million cargo ton kilometers in 1998 to 45.6 million cargo ton kilometers in 2002, primarily due to increased demand for domestic cargo transport by air. Our domestic transports consist primarily of fresh fish and seafood, express packages, spare parts, newspapers, vegetables and general cargo. We currently use cargo space on our passenger aircraft and a Boeing 737-200 cargo aircraft for domestic air transport.

         In April 2000, to capitalize on the strength of our airport-to-airport network, we formed LanLogistics, a new cargo division dedicated to the development of higher-value door-to-door express cargo products and services between Latin America and the United States. During 2000 and 2001, we have developed a number of new initiatives and made two strategic acquisitions to grow our new logistics division.

         We have extended our cargo services to door-to-door express delivery operations, in which we distribute a variety of small packages through a network of branches, warehouses and trucks. Through our subsidiary LanCourier we operate a fleet of approximately 150 vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, LanCourier customers have real-time access to data regarding the status of their parcels. LanCourier began operating at new facilities in January 2001. These new facilities, which represented a US$9.0 million investment, include a modern distribution center that provides us with the technological tools to provide door-to-door express service to our clients in Chile.

         As part of our effort to move into a higher value cargo business segment, we began a new service in 2000 which allows Latin American customers to send goods purchased via the Internet to a post-office box address in Miami for delivery to their door in Latin America by LanChile. In order to further develop this new business, on February 20, 2001, we purchased 100% of the common stock of SkyBox Services Corporation, an international logistics solutions company based in Miami, in exchange for 40% of the common stock of LanBox, a LanChile Cargo subsidiary. Also, as part of the acquisition, we made a capital increase in SkyBox of US$1.8 million. In its seven years of business, SkyBox has developed e-commerce fulfillment services, including the operation of post office boxes in Miami for Latin American consumers who purchase United States products on-line, as well as the coordination of transportation of these products to final destinations throughout Latin America. Currently, SkyBox provides services to 45,000 clients and has developed operations throughout Latin America. The acquisition of SkyBox has enabled us to expand the scope of LanBox's client and operations base and has provided us with a variety of opportunities to improve the efficiency of the SkyBox business.

         In addition, on March 10, 2001, we acquired 60% of the common stock of SkyNet Worldwide Express ("SkyNet"), a U.S. technology-driven international distribution and logistics company for US$320,000. Also, as part of the acquisition, we made a capital increase in SkyNet in the amount of US$500,000. On September 25, 2002, we acquired 100% of the stock of Skynet by purchasing 40% of the capital stock held by other shareholders in exchange for 75% of the common stock of Skypost, Inc, one of our indirect subsidiaries. With its regional hub in Miami as its major gateway to Latin America, SkyNet has a presence in several Latin American countries and experience in the courier and expedited cargo industry. This strategic investment has helped to expand our door-to-door delivery service between the United States and Latin America.

Commercial Agreements

         On July 2002, LanChile Cargo and Lufthansa Cargo signed an agreement to operate jointly between Europe and Latin America. As part of this partnership, LanChile Cargo allocates Lufthansa space on its flight between selected cities in Latin America and Europe, and Lufthansa allocates LanChile Cargo space on flights between Europe and Brazil and Argentina. Also, LanChile Cargo increased its freighter frequencies to Europe from two to three, and now operates to Lufthansa's hub in Frankfurt instead of Paris. This agreement was implemented in October 2002.

Marketing and Sales

         We maintain a network of more than 50 independent cargo sales agencies domestically and internationally, and make direct sales through our Santiago de Chile and Miami operations. Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh produce and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality.

Chilean Air Cargo Market

         The following table sets forth estimated total Chilean domestic and international cargo transported and Chilean GDP for the periods set forth below.

                                 1998    % change     1999   % change     2000   % change    2001   % change       2002  % change
                                            (2)                 (2)                 (2)                (2)                  (2)

Domestic air cargo
transported (1)..........        44.5      7.5%       44.9     0.9%       47.3    5.4%       48.4      2.3%        49.3     1.9%
International air
cargo transported (1)....     1,625.6     19.9%    1,498.0    -7.8%    1,643.9    9.7%    1,819.2     10.7%     1,629.6   -10.4%
Chilean GDP (billions
Ch$).....................    34,376.6      3.2%   34,115.0    -0.8%   35,536.7    4.2%   36,626.1      3.1%    37,411.8     2.1%

-------------------
(1)   In RTKs.
(2)   Percentage change from previous calendar year.


         According to JAC data, between 1998 and 2002, domestic air cargo transported within Chile increased 10.8% and international air cargo transported to or from Chile increased 0.2%. Total air cargo carried between Chile and abroad was 1,629.6 million RTKs in 2002, which represents a 10.4% decrease compared to 2001. This reduction relates mainly to lower import demand due to low economic growth and the depreciation of the Chilean Peso. Domestic Chilean air cargo transported in 2002 was 49.3 million RTKs, which represents an increase of 1.9% in ton kilometers from 2001.

         In domestic cargo operations, we compete on the basis of punctuality, scheduling and service. Our principal competitor in the domestic cargo market is Sky Airline. For the twelve-month period ended December 31, 2002, we held a 97.6% market share of the domestic air cargo market.

         Our principal competitors on Latin America-United States cargo routes are American Airlines, United Airlines, Atlas Air and Polar Air. On Latin America-Europe cargo routes, our main competitors are Cargolux Airline, Martinair, Iberia and Lufthansa. On Latin American regional routes, our main cargo competitor is Varig. At December 31, 2001, we held a 46.4% market share in the Chilean international cargo market.

Regional Expansion

         We believe that there are a number of opportunities for us to provide an enhanced air transport service to Latin American nations and, since 1997, we have been making efforts to expand our operations and presence within the Latin American region. Over the past several years, we have developed new operations in Peru and Ecuador, and we continue to explore other opportunities to expand into new Latin American markets. In 1997, we formed a Peruvian subsidiary, LanPeru. Since December 2000, we have continuously expanded our operations in Ecuador, and in 2002 we participated in the creation of an Ecuadorian airline that operates under the "LanEcuador" brand. We have also participated in the creation of an airline based in the Dominican Republic that operates under the "LanDominicana" brand.

Lan Peru S.A.

         LanPeru initiated commercial operations on July 2, 1999, after receiving operator certification from the Peruvian Air Transport Authorities to commence domestic flight operations. Within Peru, LanPeru has focused on developing the seven largest domestic markets (Lima, Cuzco, Juliaca, Arequipa, Puerto Maldonado, Chiclayo and Trujillo) and operates two Airbus A320 aircraft that it subleases from LanChile). LanPeru serves two international destinations, including routes from Lima to Miami and Punta Cana. LanPeru uses Boeing 767-300 aircraft that it wet-leases from LanChile to provide its international services.

         In 2002, LanPeru transported 420,647 passengers on its domestic flights, giving it a market share of 31% in the domestic routes it operates. In addition, LanPeru carried 104,844 international passengers, giving it a 27% market share of the Lima-Miami route.

         LanPeru has strategic alliances with other carriers. In 2001, LanPeru initiated a code-share agreement with LanChile on LanChile's Santiago-Los Angeles, Santiago-Lima and Lima-New York routes. In addition, since our incorporation into the oneworld alliance in June 2000, LanPeru has been considered a oneworld affiliate. As a oneworld affiliate, LanPeru offers its clients all of the oneworld benefits, including frequent flyer accrual and redemption, global VIP lounge access and final destination baggage check.

Lan Ecuador

         Over the past two years we have developed a strong presence in Ecuador. In October 2001, we embarked on the formation of Aerolane Lineas Aereas Nacionales del Ecuador S.A. d/b/a LanEcuador. LanEcuador was certified by the Ecuadorian civil aviation authorities on November 12, 2002, as a wholly-owned subsidiary of LanChile in accordance with Ecuadorian laws and regulations. Due to bilateral issues between Ecuador and the United States, however, LanChile sold a 55% stake in LanEcuador to Translloyd S.A., the Ecuadorian holding company of its long time General Sales and Handling Agent in Ecuador, Transoceanica Cia. Ltd. and its related companies, in order for LanEcuador to obtain U.S. Department of Transportation approval to operate between Ecuador and the United States. The U.S. Department of Transportation granted its approval on March 12, 2003.

         LanEcuador initiated international commercial operations between Ecuador and the United States on April 28, 2003 using Boeing 767-300 aircraft under wet-lease agreements with LanChile. LanEcuador offers daily flights from Quito and Guayaquil to Miami and from Quito and Guayaquil to New York.

         LanEcuador expects to initiate service to Argentina and Spain during the second half of 2003. LanEcuador is currently finalizing its certification process before the Spanish civil aviation authorities in order to formally announce its proposed round-trip operations between Quito, Ecuador and Madrid, Spain. LanEcuador has already received approval from the Argentine aviation authorities and expects to initiate service to Argentina in July 2003.

LanDominicana

         In June 1999, Linea Aerea de Navegacion Dominicana, S.A. d/b/a LanDominicana was incorporated as a new regional venture based in the Dominican Republic, in which LanChile holds a 49% ownership stake. LanDominicana was granted its operations certificate by the Dominican Republic authorities in June 2002, and was cleared by the U.S. Department of Transportation in April 2003. LanDominicana initiated regular service between the Dominican Republic and the United States in June 2003 using Boeing 767-300 aircraft wet-leased from LanChile.

Fleet

         General

         As of December 31, 2002, we operated a fleet of 56 aircraft, comprised of 47 jet passenger aircraft and nine jet cargo aircraft, as set forth in the following chart.

                                                 Number of aircraft            Average term
                                                  in operation(1)                of lease
                                                                   Operating     remaining     Average age
                                           Total        Owned        lease        (years)      (in years)
                                           -----        -----        -----        -------      ----------
Passenger Aircraft:
LanChile
  Boeing 767-300ER..................          8            3            5            0.9            6.6
  Boeing 737-200....................          4            4            0             --           21.5
  Airbus A320-200...................          7            3            4            9.9            1.4
  Airbus A340-300...................          4            0            4           10.3            1.7
LanExpress
  Boeing 767-300ER..................          2            0            2            1.6            5.4
  Boeing 737-200....................         15            8            7            1.1           25.5
  Airbus A320-200...................          5            1            4            9.5            1.0
LanPeru
  Airbus A320-200...................          2            0            2            8.4            1.3
Total passenger aircraft............         47           19           28            5.4           12.6
                                        -------      -------      -------      ---------        -------

Cargo Aircraft (1)(2)
  McDonnell-Douglas DC-8-71F........          2            0            2            0.4           35.9
  McDonnell-Douglas DC-8-61F........          1            1            0             --           34.4
  Boeing 767-300F freighter.........          6            5            1            3.9            2.5
                                        -------      -------      -------      ---------        -------
Total cargo aircraft................          9            6            3            2.5           16.2
                                        -------      -------      -------      ---------        -------
Total fleet.........................         56           25           31            4.6           12.1
                                        =======      =======      =======      =========        =======
-------------
(1)   LanChile has also typically operated between one and five DC-10 and/or
      Boeing 747 freighters under short-term ACMI leases (leases in which the lessor provided the crew, maintenance and insurance, in addition to the aircraft). The number of aircraft operated under such short-term leases has typically fluctuated during the year according to seasonal demand.
(2)   We have subleased one freighter aircraft to each of MasAir, Absa and
      Florida West.


         The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

                                                     Year ended December 31,
                                              ---------------------------------
                                              2000          2001           2002
                                              ----          ----           ----
                                                       (measured in hours)
Passenger Aircraft (1)
Boeing 767-300ER...........................   14.5          15.3            15.1
Airbus A340................................   14.4          15.6            15.3
Airbus A320................................    7.6           9.1             9.0
Boeing 737-200.............................    6.9           6.6             5.8

Cargo Aircraft (2)
McDonnell Douglas DC-8.....................    6.8           8.5             7.1
Boeing 767-300F freighter..................   15.6          16.6            15.5

------------------
(1)   Includes data for both LanChile and LanExpress.
(2)   Includes daily average hourly utilization for the use by MasAir and
      Absa of one subleased freighter aircraft each.

         In recent years we have significantly modernized our passenger and cargo fleets. Between 1998 and 2001, we have incorporated into our fleet six new
Boeing 767-300F cargo freighters. We selected this aircraft to replace older
DC-8 freighters due to their efficiency, reliability and capacity to serve the Latin American cargo market. Since 2001, we have subleased one freighter aircraft to each of MasAir, Absa and Florida West. By subleasing these aircraft to our affiliates we were able to increase their use and improve the reach of our network.

         We are also updating our passenger fleet with new Airbus aircraft. In
March 1998, we entered into a purchase agreement with Airbus Industrie to acquire 20 new short-haul A320 series for an estimated aggregate maximum amount of US$840 million, with an option to purchase an additional 20 A320s, in order to replace our existing Boeing 737-200 fleet. Our order for the Airbus A320 aircraft is part of a 179-aircraft order (90 firm and 89 options) that we jointly negotiated with the TACA Group, a group of Central American airlines, and the Brazilian airline TAM. By negotiating together, we were able to significantly improve the conditions that each airline could have obtained negotiating separately. In August 1999, we entered into a purchase agreement for seven new Airbus A340 aircraft for an estimated aggregate maximum amount of US$700 million. In the first half of 2000, we exercised options to acquire five additional Airbus A320 aircraft. The A340s will partially replace our Boeing 767 fleet and will provide us with ultra-long range capability. Our purchase contracts with Airbus provide for significant flexibility with regard to aircraft types and delivery dates. Because of this, we have been able to defer the arrival of a number of aircraft originally scheduled for delivery between 2001 and 2005 and, as a result, we now expect to complete our fleet renewal program by 2008. LanChile has also agreed with the manufacturer to change the aircraft type of the two aircraft to be incorporated later in 2003 from the A320-200 model to the A319-100 model, a technically similar, but slightly smaller and less expensive model.

         During 2002, we took delivery of four additional A320 aircraft. We believe these aircraft will allow us to provide broader service across Latin
America and in the Chilean domestic market. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs. As replacements for older short-haul Boeing 737-200 aircraft, the new Airbus A320 aircraft will further modernize and standardize (in terms of our maintenance programs and otherwise) our fleet and allow us to fulfill the requirements of our anticipated route structure more efficiently.

         In addition to the aircraft that we are incorporating to renew our fleet, we have also purchased older aircraft for tactical and economical reasons. Between January and June 2001, we purchased five Boeing 737-200 aircraft for US$21.0 million in order to be able to quickly expand our domestic operations after Avant Airlines, our largest domestic competitor, exited the Chilean market. In 2001, we acquired four additional Boeing 737-200 aircraft that were previously leased to LanChile for a total of US$18.0 million because of the attractiveness of the purchase price compared to cost to us of continuing to lease these aircraft. For similar reasons, we acquired three Boeing 737-200 aircraft in 2002 and one DC-8-71 (previously leased to LanChile) in 2003, for a total of US$9.8 million.

         In order to increase the operating efficiency of our fleet and reduce unused capacity, we reduced our fleet by 21 aircraft between January 2000 and February 2003 by returning older aircraft under our operating leases and by subleasing them to third parties. This reduction included the return of three
Boeing 737-200s, one Boeing 767-300 and one DC-8-71 in 2000, five Boeing
737-200s and one Boeing 767-300 in 2001, seven Boeing 737-200s, one Boeing
767-300 and two DC-8-71s in 2002 and one DC-8-71 in February 2003. As of December 31, 2002, the average age of our passenger fleet and cargo fleet was
11.78 and 15.78 years, respectively.

         Fleet Leasing and Financing Arrangements

         As of December 31, 2002, we held 31 aircraft under operating leases, pursuant to which we are generally obligated to make rental payments without penalties for termination or purchase options and under which the lessor bears the economic benefits and risks of ownership. Under our current operating leases, we are required to return the aircraft in an agreed condition at the end of the lease. Although title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2002, aggregate future minimum lease payments required under our aircraft operating leases were US$865.9 million. For more information, see Note 17 to our consolidated financial statements. Our operating leases have terms ranging from five to twelve years from the date of delivery of the aircraft.

         We have also acquired aircraft through capital leases, pursuant to which we were obligated to make lease payments that finance most of the purchase price of the aircraft over the lease term. At December 31, 2002, we held only one passenger aircraft, a Boeing 767-200, under a capital lease from a wholly-owned subsidiaries of Credit Agricole Indosuez. As a result, we bear substantially all of the economic risks and rewards of ownership of that aircraft. Under a capital lease, the lease term is approximately equivalent to the entire estimated useful life of the equipment and we, as the lessee, can cancel the lease only upon a payment of a substantial penalty. For more information, see Note 17 to our consolidated financial statements. We subleased this aircraft to a third party at market rates and for a term equal to our obligations under the capital lease, which expires in 2005.

         Historically, we have also used between one and five aircraft pursuant to short-term wet leases. These contracts enable us to adjust capacity to market conditions. For example, in 2001, as cargo volumes decreased due to economic weakness in the region, we cancelled our several Boeing 747 wet-leases with Atlas Air. As of December 31, 2002, we were operating one DC-10 aircraft chartered by South Florida Air Cargo. This charter, like the wet-leased freighters, provides us with a variable amount of cargo capacity which we can adjust on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increased access to certain cargo destinations. We also have strong commercial agreements with companies such as TAM and American
Airlines. The belly space, which we purchase from other carriers, also provides us with a variable capacity. Our use of both passenger aircraft cargo space and all-cargo freighters in our cargo operations gives us the capacity to accommodate a wide variety of cargo in terms of size, weight and types, including seeds, fresh products, equipment, spare parts and livestock.

         We financed the acquisition of three Boeing 767-300ER passenger aircraft and five Boeing 767-300F freighters with support from the Export-Import
Bank of the United States. We have financed these aircraft through syndicate loans. While four of these aircraft have 12-year repayment profiles, the remaining four have 15-year repayment profiles. We incorporated a sixth Boeing
767-300F pursuant to an operating lease from GE Capital Aviation Services.

         In 2000, we secured financing for both pre-delivery and long-term payments covering 20 Airbus A320 and seven Airbus A340 aircraft with a bank syndicate that was jointly arranged by Credit Lyonnais, Citibank, N.A., Bayerische Hypo-und Vereinsbank, Lloyds TSB Bank plc and Kreditanstalt fur
Wiederaufbau. This long-term financing package amounts to approximately US$1.32 billion and provides the necessary financing for 20 Airbus A320 family aircraft and seven Airbus A340 aircraft. Through a complex structure, which includes a guarantee from the English, French and German Export Credit Agencies, we obtained an 18-year repayment profile. In addition, the Airbus financing structure also allows us to acquire the Airbus aircraft pursuant to operating leases, capital leases or tax leases (structures under which we receive favorable rent terms and the lessor receives certain tax benefits). We incorporated the four A320 aircraft delivered during 2002 pursuant to capital leases.

Business Strategy

         Our strategy is to increase revenues and profitability by maximizing the operational efficiencies between cargo and passenger air travel, expanding operations, controlling costs and increasing efficiency. The principal features of our business strategy are to:

Maximize operating efficiencies between cargo and passenger service:

         We believe that one of our distinct competitive advantages is our integrated operational focus, which combines both passenger and cargo operations in order to maximize revenues per flight. We treat our passenger and cargo operations as equally important aspects of our business and dedicate the necessary resources, in terms of employees, facilities, management and fleet, to enable both operations to provide high-quality service and to compete effectively in their respective markets. We integrate the two businesses by taking into consideration the potential for cargo services when planning passenger routes, and, when most efficient, maintaining certain dedicated cargo routes using our freighter aircraft. Cargo operations, which represented 35.9% of our total operating revenues in 2002, are a significant source of additional revenue on passenger flights, enabling us to offset fixed operating expenses per flight and thereby improve our profitability on a per flight basis. Our use of both passenger aircraft cargo space and dedicated freighter space enables us to provide our customers with dependable service and full range of flight options.
We plan to continue developing both our passenger and cargo operations in order to maximize revenues and profitability.

Increase passenger and cargo revenues by:

      o Increasing the number of frequencies between profitable destinations. We monitor and adjust our flight operations in order to focus on profitable routes. To ensure optimal use of resources, we use detailed route profitability analyses to adjust the frequency of flight service on certain routes based on passenger and cargo load factors, utilization rates, connecting traffic to other destinations and other profitability measures. Our strategy has been to increase the number of flights between our most profitable destinations, such as our Santiago de Chile-Miami route, rather than to expand the overall number of flight destinations we serve. In recent years, when we have had the appropriate opportunity, we have increased our frequencies through code-share agreements with other foreign carriers. We will continue to expand in this manner to the extent it provides us with an opportunity to offer improved service to a number of new destinations in a cost-effective way. For more information regarding our code-share agreements, see "--Business
            Overview--Passenger Operations--Passenger Alliances and Commercial
            Agreements" above.

      o Forming strategic alliances. We have a variety of alliances with other carriers, including code-share and frequent flyer agreements.
            These alliances have enabled us to increase the number of destinations we serve, especially in the United States and Europe.
            They have also allowed us to improve our competitive position and increase our presence in other markets. For example, through the oneworld alliance, a global alliance of some of the world's most prestigious airlines, we offer improved benefits to our frequent flyer customers and we benefit from the association with the other internationally-recognized member airlines. For more information, see "--Business Overview--Airline Operations and Route
            Network--Passenger Operations--Passenger Alliances and Commercial
            Agreements" and "--Business Overview--Airline Operations and Route
            Network--Cargo Operations" above.

      o Managing our revenue. We determine the prices we charge our customers and allocate fares in accordance with market demand and elasticity in both our domestic and international routes. We maintain a research and development team within our distribution and revenue management division to ensure that we remain a leader in the use of revenue management and pricing technology and that we prioritize initiatives with a high impact on net profit margins.

      o Enhancing in-flight amenities and our corporate image. Our marketing strategy stresses punctuality, convenient flight schedules, frequent service to major international destinations and world-class service.
            We have focused on developing a solid corporate image around these attributes, and have continued to improve our product. Our long-haul fleet has improved premium class cabins featuring "full-flat" seats in first class and seats with increased recline in business class.
            We are also gradually incorporating a new in-flight entertainment system with audio and video-on-demand technology and computer games throughout the entire cabin. Additionally, during 2003, we replaced our traditional headphones in premium classes with new headsets featuring noise-reduction technology. We have also improved our short-haul aircraft with the addition of new Airbus A320 aircraft to our fleet.

      o     Offering superior service. We profit from the high quality of our passenger and cargo services. In our passenger operations, our high-quality services are evidenced by:

            o     the punctuality of our flights;

            o     the benefits provided by alliances;

            o     our attentive in-flight service;

            o     our frequent flyer program;

            o     our tour and hotel/air packages;

            o the broad distribution of our flight schedules through various computer reservation systems;

            o     our convenient, comfortable and attractive VIP lounges;

            o     our attractive cabin designs; and

            o     our improved in-flight meals.

         With respect to cargo services, we offer strong customer support throughout the booking, storage, transportation and administrative phases of cargo shipment. In addition, our cargo customers can access our Internet site from anywhere in the world and obtain updated information about their shipments
24 hours a day.

         Our intense emphasis on customer service in both passenger and cargo operations has earned us a number of important accolades. In 2001 and 2003, the Official Airline Guide selected LanChile as the "Best Airline with service to South America, Central America and the Caribbean" based on a survey of frequent flyers, and in April 2001, and again in April 2002, LanChile was voted "Best
Airline in South America" in a survey of 2.7 million passengers that was conducted by SkyTrax research of the United Kingdom. In 2002, Forbes Magazine ranked LanChile's new VIP lounge at the Santiago International Airport, among the top ten VIP lounges in the world. During 2003, Latin Trade selected LanChile as having the "Best Airline Lounge in Latin America" and the "Best Airline Food in Latin America."

      o Maintaining our emphasis on safety. We place a top priority on safety by requiring high standards with respect to pilot training and aircraft maintenance. Our maintenance repair station is approved by the FAA. We have had no aircraft accidents involving major injuries to passengers, crew or aircraft in the past ten years. As a result, we are able to obtain favorable insurance rates. Chile has been rated as Category 1 by the FAA, the highest possible category, because of the Chilean government's supervision and regulation of airline safety, as well as its safety-related inspections and procedures. We have formed arrangements with third parties to enhance our safety programs. In 1999, LanChile agreed to a joint venture with Lufthansa Flight Training GmbH for the creation of an international flight-training center based in Chile to train pilots from both airlines and other regional pilots. In addition, in conjunction with the Federico Santa Maria University, we have created the Academia de Ciencias Aeronauticas ("Academy of Aeronautical Sciences"), which offers diverse courses of study relating to the aviation industry. This University began enrolling students in 2000.

Continue to control costs and increase efficiency by:

      o Continuing productivity improvements. Since 1994, we have implemented a strategy to:

            o     streamline and consolidate operations;

            o     increase employee productivity;

            o     improve systems technology; and

            o     take advantage of improving economies of scale.

As part of this strategy we offer our employees a number of training programs, ranging from language classes to specific technical instruction.

      o Expanding and modernizing our fleet. Over the last several years we have made significant changes to our fleet. In general, we seek to enhance scheduling flexibility, improve load factors, facilitate high aircraft use and lower fuel costs by using aircraft well suited to our different operations. We have been retiring older aircraft and have been introducing newer, more fuel-efficient aircraft. Since
            2000, we have incorporated new Airbus A320 and Airbus A340 aircraft to our passenger fleet. The A320 aircraft will gradually replace our Boeing 737 aircraft and the new A340 aircraft will partially replace our Boeing 767 aircraft and will allow us to perform ultra-long-haul flights. The new A320s and A340s will enable us to increase our service standards, open new routing alternatives and increase the efficiency of our operations. In recent years, we have also modernized our cargo fleet with the addition of six new Boeing
            767-300 freighter aircraft. These freighters, which we added to our fleet between 1998 and 2001, provide us with higher efficiency than the DC-8 aircraft that they replaced. We plan to continue to modernize our fleet and obtain the most favorable lease rates and purchase prices possible through the joint negotiation of leases for our subsidiaries and affiliates. For more information, see
            "--Business Overview--Fleet--Fleet Leasing and Financing
            Arrangements" and "--Business Overview--Regional Expansion" above.

      o Maintaining technological advantages. We also seek to increase our efficiency, reduce our costs and increase our service quality to the level required of members of the oneworld alliance by using the most up-to-date technology available in the air transport industry. On
            May 13, 2000, after a year of preparation during which over 2,000 people were trained, LanChile, Ladeco and LanPeru successfully changed their passenger computer systems with minimal or no disruption. This changeover upgraded approximately 200 ticket offices and airports throughout the world and provided us with a modern and user-friendly technological platform. In addition, the new systems provide us with higher quality information concerning the availability of space on other airlines, as well as information on tourism services, such as hotels and car rentals. The new systems are more efficient than our previous systems and are designed to handle the check-in of thousands of passengers daily, which will enable us to better manage our code-share operations. Additionally, during 2002 we continued to upgrade our website, www.lanchile.com.
            Features of our website include a user-friendly interface, enhanced on-line purchasing options and a web-based check-in system for Chilean domestic routes. Additionally, we have capitalized on the Internet as tool to sell distressed inventory through a "Last Minute
            Offers" system.

Regulation

Chilean Aeronautical Regulation

         Both the DGAC and the JAC, oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC maintains jurisdiction over assignment of domestic and international routes, and the DGAC regulates flying operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

         As an airline providing services on international routes, LanChile is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

         Chile is a contracting state, as well as a permanent member, of the International Civil Aviation Organization, or the ICAO, an agency of the United
Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Chilean authorities have incorporated into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of ICAO's technical standards. We believe that we are in material compliance with all the relevant technical standards.

Route Rights

         Domestic Routes. Chilean airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. Non-Chilean airlines are permitted to provide domestic air service between destinations in Chile, provided that the country in which the foreign airline is based grants a reciprocal right to Chilean airlines. To date, no country has granted this reciprocity to Chile and there are no foreign airlines that participate in Chilean domestic operations.

         International Routes. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants another government the right to designate one or more of its domestic airlines to operate scheduled services between certain destinations in that country. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction. The JAC grants route frequencies subject to the condition that recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. We made no material payments for international routes during 2002.

         Air Fare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see "--Competition/Antitrust Law" below. Airlines may file complaints before the Antitrust Commission with respect to monopolistic or other pricing practices by other airlines that violate Chile's antitrust laws. In
1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for us consistent with the Antitrust Commission's directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on "non-competitive" routes and any decrease in fares on "competitive" routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on "competitive" routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. Since the withdrawal of Avant (a Chilean airline) from the domestic market and as of May
31, 2001, 70% of the routes in which we operate have been classified as "non-competitive and are thus subject to the requirements described above.

         Registration of Aircraft. Aircraft registration in Chile is governed by the Chilean Aeronautical Code. In order to register or continue to be registered in Chile, an aircraft must be wholly-owned by either:

            o     a natural person who is Chilean citizen; or

            o a legal entity incorporated in and having its domicile and principal place of business in Chile and a majority of whose capital stock is owned by Chilean nationals.

The Aeronautical Code expressly allows the DGAC to permit registration of aircraft belonging to non-Chilean individuals or entities with a permanent place of business in Chile. Aircraft owned by non-Chileans, but operated by Chileans may also be registered in Chile. Registration of any aircraft can be canceled if it is not in compliance with the requirements for registration and, in particular, if:

            o     the ownership requirements are not met; or

            o the aircraft does not comply with any applicable safety requirements specified by the DGAC.

         Competition/Antitrust Law. The Chilean antitrust authority, the
Comision Antimonopolio, which is referred to as the Antitrust Commission, oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended (the "Antitrust Law"). The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. Chilean competition law also prohibits any business or businesses having a dominant position in any market or any substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Commission requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Commission has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. LanChile and TASA/LanChile Cargo must comply with Chilean competition law that prohibits a carrier from abusing a dominant position in the market. As described above under "--Air Fare Pricing Policy", in October 1997, the Antitrust Commission approved a specific self-regulatory fare plan for us consistent with the Antitrust
Commission's directive to maintain a competitive environment and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

         At the request of the Antitrust Commission, an investigating attorney was appointed to review our self-regulatory fare plan that has been in effect since 1997. The resulting report delivered to us in 2003 by the attorney was generally favorable as to our fulfillment of our obligations under the self-regulatory fare plan, and did not find any anticompetitive behavior. The attorney recommended that we separate our domestic cargo and domestic passenger businesses, however, this recommendation is neither binding on the Antitrust
Commission nor on us.

         Safety. The DGAC requires that all aircraft operated by Chilean airlines be registered either with the DGAC or with an equivalent supervisory body in a country other than Chile, so long as that country is a member of the Warsaw Convention. All aircraft must have a valid certificate of airworthiness issued by either the DGAC or an equivalent non-Chilean supervisory entity. In addition, the DGAC will not issue maintenance permits to a Chilean airline until the DGAC has assessed the airline's maintenance capabilities. The DGAC renews maintenance permits annually and has approved our maintenance operations. Only
DGAC-certified maintenance facilities or facilities certified by an equivalent non-Chilean supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Chilean airlines. Aircraft maintenance personnel at such facilities must also be certified either by the DGAC or an equivalent non-Chilean supervisory body before assuming any aircraft maintenance positions.

         Security. The DGAC establishes and supervises the implementation of security standards and regulations for the Chilean commercial aviation industry.
Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Chile must submit an aviation security handbook to the DGAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training. LanChile has submitted its aviation security handbook to the DGAC. Chilean airlines that operate international routes must also adopt security measures in accordance with the requirements of applicable bilateral international agreements.

         Chilean Airport Policy. The DGAC supervises and manages airports in Chile, including the supervision of take-off and landing charges. The DGAC proposes airport charges, which are approved by the JAC and are the same at all airports. In the last two years, a number of Chilean airports have been privatized, including the Santiago International Airport. At the privatized airports, the airport administration manages the facilities under the supervision of the DGAC and JAC.

         Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines or that otherwise affect us in Chile, except for environmental laws and regulations of general applicability.
There is no noise restriction regulation currently in place in Chile. However, Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile. The proposed regulation will require all such aircraft to comply with certain noise restrictions, referred to in the market as State 3 standards. The majority of LanChile's fleet already complies with the proposed restrictions

         U.S. Regulation

         Flight operations to the United States are governed generally by the open skies agreement that Chile and the United States signed on October 21, 1999. Operations to the United States are subject to Title 49 of the U.S. Code, under which the Department of Transportation (the "DOT") and the FAA exercise regulatory authority. The open skies agreement replaces the previous bilateral air transport agreement, which placed certain restrictions on the number of destinations in the United States and on the number of flights that we and other carriers could operate. Under the new open skies agreement, there are no restrictions on the number of destinations or flights that either an American or a Chilean carrier may operate between the two countries.

         Authorizations and Licenses. The DOT maintains authority over international aviation with respect to the United States, subject to review by the President of the United States, and has jurisdiction over unfair trade practices and consumer protection policies on domestic and international routes and fares. We are authorized by the DOT to engage in charter and cargo services, including the transportation of persons, property and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT, in the form of a foreign air carrier permit, exemption authority and statements of authorization, to conduct our current operations to the United
States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed.

         In the United States, we are subject to the FAA's jurisdiction with respect to aircraft maintenance and operations, including flight operations, equipment, aircraft noise, ground facilities, dispatch, communications, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. We currently hold FAA operations specifications under Part 129 of the Federal Aviation Regulations. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT or FAA authorizations or operations specifications could have a material adverse effect on our business.

         The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

         Noise restrictions. Under the Airport Noise and Capacity Act of 1990 and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent
FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements. FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne windshear warning system and aging aircraft regulations, which requirements our fleet meet.

         Airport slot restrictions. Some airports in the United States are subject to slot restrictions and allocations administered by the FAA under federal statutory and FAA regulations. A "slot" is an authorization to take off or land at a designated airport within a specified time window. In the United
States, the FAA has established restrictions on the number of slots available at so-called "high density rule" airports such as John F. Kennedy International
Airport ("JFK"), LaGuardia Airport and Washington Reagan National Airport. Of these airports, we currently operate only to JFK. In the past, we have generally been successful in obtaining the slots we need to conduct our planned operations to JFK. However, slots are requested by carriers and allocated by the FAA on a seasonal basis, and there can be no assurance that we will be able to obtain all requested slots in the future because, among other factors, government policies regulating the distribution of slots are subject to change.

         Proposed laws and regulations. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on airline companies. Laws and regulations have been considered from time to time that would prohibit or restrict the ownership and transfer of airline routes or slots. There can be no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operating results.

Regulatory authorizations in connection with strategic alliances

         The alliance between LanChile and American Airlines includes three major components: a frequent flyer agreement, a reciprocal code-share agreement and the coordination of pricing, scheduling and other functions. The last two of these items required the approval of regulatory authorities in both Chile and the United States. With respect to the code-share agreement, the open skies agreement between Chile and the United States expressly permits code-sharing operations by U.S. and Chilean airlines. With regard to the coordination of pricing and scheduling, LanChile and American Airlines filed a joint application with the DOT in December 1997, requesting exemption and immunity from the application of all U.S. antitrust laws pursuant to Title 49 of the U.S. Code.
LanChile and American Airlines received approval from the DOT, and implemented the code-share agreement in October 1999.

Seasonality

         Our operating revenues are substantially dependent on overall domestic and international passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues generally are higher in the first and fourth quarters, during the vacation months of Chile's spring and summer, than in the second and third quarters. Our cargo revenues generally are higher in the third and fourth quarters, which correspond to the harvest season in the southern hemisphere.

Maintenance and Safety

         Maintenance

         Our heavy maintenance, line maintenance and component shop capabilities are among the most extensive in Latin America and are certified as an FAA-approved repair station. In 2001, we signed an exclusive power-by-the-hour maintenance contract with Lufthansa Technik for our Airbus A320 and A340 component support, and in the same year we signed a similar contract with General Electric for the maintenance of our A340 engines. We have full line maintenance and heavy maintenance capabilities for our Boeing 737-200 and 767-300 aircraft, and in 2001, we performed our first heavy maintenance overhaul revisions, or "C-Checks," on our Airbus A320 and A340 aircraft. Our maintenance capabilities allow us flexibility in scheduling maintenance for our aircraft, freeing us from the need to use third-party maintenance facilities where availability might to limited. We also perform certain maintenance services for other airlines. Our aircraft maintenance base is at the Arturo Merino Benitez
International Airport in Santiago, Chile. As of December 31, 2002, we employed approximately 3,032 maintenance and engineering personnel. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LanChile Technical Training S.A. For more information, see "Directors, Senior Management and Employees--Employees" under
Item 6.

         The hangar at our Santiago repair station can service two narrow-body and one wide-body aircraft simultaneously. The division also has maintenance workshops for repairing avionics, hydraulics and pneumatics components. In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment. Our maintenance personnel were initially trained at the Airbus facilities in Toulouse, France, and receive additional training in our in-house training school, which is also a joint venture with Lufthansa Technik. Our Maintenance and Engineering Division purchased a new maintenance management information system from Unisys in September 2000. We further expanded this system in 2001 to include bar-coding, electronic documentation and general purchasing.

         During 2002, our Maintenance and Engineering Division received ten external audits, which included routine FAA Repair Station audits and audits by foreign regulatory agencies necessary in order for us to increase our maintenance repair authority for foreign registered aircraft. All audits were satisfactory. In 2001, the FAA granted our line maintenance organization an FAA
Repair Station Certificate as well.

         Safety

         We place a high priority on providing safe and reliable air service. We have uniform safety standards and safety-related training programs that cover all of our operations. In particular, we periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. All of our passenger aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. For more information, see "Directors, Senior Management and Employees--Employees" under
Item 6.

         Since 1991, we have had no accidents involving major injury to passengers, crew or aircraft, or resulting from lapses in security controls.

Fuel Supplies

         The availability and cost of jet fuel have a significant impact on our results of operations. Fuel costs represented approximately 17.2%, 16.1% and 14.8% of our operating expenses in 2000, 2001 and 2002, respectively. Since
January 1, 2002, we have purchased a substantial portion of the fuel for our domestic flights and a portion of the fuel for our international flights through one-year renewable contracts with Exxon Mobil Aviation and Shell Chile S.A.C.I.
We renewed both contracts on January 1, 2003. We purchase a portion of the fuel for our international flights from foreign fuel suppliers located at the destinations of those flights, generally at international market prices. Over the last few years, our fuel consumption and expenses have increased primarily as a result of increases in kilometers flown. However, in 2002, fuel costs decreased 7.6% due to a 7.8% decrease in average fuel prices for the year, which was slightly offset by a 0.2% increase in consumption due to our increased operations. Our fuel costs are influenced by economic and political factors and events occurring throughout the world that we can neither control, nor accurately predict, however, we offset our risks, in part, through our jet fuel hedging program. For more information, see "Quantitative and Qualitative
Disclosures About Market Risk--Risk of Fluctuation in Jet Fuel Prices" under
Item 11.

         The following table details our consolidated fuel consumption and costs
(which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight), after giving effect to our fuel hedging activities, for the periods indicated.

                                                                     Year ended December 31,
                                     -----------------------------------------------------------------------------------
                                           1998               1999              2000              2001              2002
                                           ----               ----              ----              ----              ----

Fuel consumption
   (thousands of gallons).........    203,313.2          217,363.6         224,960.3         244,891.6         245,456.5
Available ton kilometers
   (ATKs) (millions)(1)...........      3,055.2            3,854.1           4,126.8           4,237.1           4,281.8
Fuel consumption per ATK
   (thousands of
   gallons)(1)....................          0.07               0.06              0.05              0.06              0.06
Total fuel costs
   (US$ thousands)................    US$118,167         US$144,464        US$232,612        US$222,402        US$205,524
Cost per gallon (US$)(2)..........       US$0.58            US$0.66           US$1.03           US$0.91           US$0.84
Total fuel costs as a
   percentage of total
   operating costs................         11.4%              12.2%             17.2%             16.1%             14.8%

-------------------
(1) Available ton kilometers or "ATKs" are the number of tons of capacity available for the transportation of passengers and/or cargo multiplied by the kilometers flown.
(2)   Average price paid per gallon on fuel.


Ground Facilities and Services

         Our operations are centered at the Arturo Merino Benitez International Airport in Santiago, Chile. We also operate from various other airports within Chile. We operate hangars, aircraft parking and other airport service facilities at the Santiago Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain two customs warehouses at the Santiago Airport and operate cargo warehouses at the Miami International Airport to service our cargo customers. During 2001, we opened our new facilities at Miami International Airport. These facilities include corporate offices for our cargo and passenger operations, and temperature-controlled and freezer space for imports and exports.

         We provide all of our own ground services and handling of passengers and cargo at the Santiago International Airport and all of the other Chilean airports we service. In addition, we provide services to the principal foreign airlines that operate at the Santiago Airport. At most of the other airports where we operate abroad, foreign airport services companies provide the ground services for our flights.

         During 2001 we opened of our new VIP lounge at the Santiago International Airport. The new 7,500 square foot lounge represented an investment of US$600,000. The lounge has already been widely acclaimed and was ranked as one of the top ten VIP lounges in the world by Forbes magazine in 2002. In addition, in 2001, we improved other personnel facilities at the Santiago Airport, constructing 20,000 square feet of new office space.

         In-flight meals and other catering services for our flights are provided primarily by La Marmite Productos Alimenticios S.A. pursuant to a three-year contract that expires in 2005. This contract also includes one-year renewal provisions. We generally have arranged contracts with local catering companies for flights originating from airports outside of Chile. Gate Gourmet, Inc. provides the catering services for our flights originating from the United States.

         In addition, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

         In addition to our airline operations, we generate revenues from a variety of other services. In 2002, our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights, amounted to US$49.9 million. During 2002, we also started consolidating the revenues of LanLogistics into our financial information. During 2002, LanLogistics generated revenues of approximately US$27.9 million. In 2002, LanCourier, our domestic package delivery operation, generated revenues of approximately US$11.4 million, our storage and customs brokerage operations generated revenues of approximately US$8.9 million, our ground service operations generated revenues of approximately US$8.7 million and our duty-free in-flight sales generated revenues of approximately US$8.2 million. In addition, in 2002, our aircraft maintenance services for third parties generated revenues of approximately US$5.3 million, our Amadeus Chile CRS (computer reservation system) generated revenues from sales to third parties of approximately US$2.2 million and our security business generated revenues of approximately US$2.2 million. Finally, in 2002 we generated revenues of approximately US$3.2 million from other activities.

Insurance

         We carry hull insurance that includes, among other coverage, "all risk", war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. Additionally, we renew our insurance coverage on a year-to-year basis, and are subject to deductibles that vary depending on the type of coverage and the type of aircraft. Deductibles can be approximately US$1,250 for loss or damage associated with passenger baggage liabilities, US$ 10,000 for loss or damage associated with cargo liabilities and US$1.0 million for hull "all risk" insurance for Boeing 767 and Airbus A340 aircraft.

         The aggregate cost of our insurance for the period from November 17, 2001 to November 16, 2002 was over US$22 million, while the estimated aggregate cost of insurance for the one-year period beginning on November 17, 2002 is approximately US$17.4 million. This decrease of US$4.6 million (-20.9%) relates mainly to a reduction in market premiums relative to those charged following the September 11, 2001 terrorist attacks in the United States.

Information Technology

         IT systems are vital to our company. We use information technology in virtually every aspect of our business.

         Our IT department, which has developed some of the systems that we use, has integrated all of our IT systems. With the exception of our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems, which are operated by Amadeus, Iberia and SITA, we operate our systems from two data center facilities in Santiago.

         Third party suppliers provide us with the following technical infrastructure elements:

            o     wide-area data network (provided mainly by SITA); and

            o datacenters & desktop operations and support (provided by EDS).

         Basic Infrastructure Operation

         During 2002, we solicited bids for the outsourcing of our basic IT infrastructure, which includes data processing centers and desktop equipment. We selected EDS to provide these services. EDS's assistance has enabled us to:

            o     increase the efficiency of our IT operations;

            o     convert fixed costs into variable costs;

            o guarantee that service standards (such as up-time and response time) required by critical processes of our business are fulfilled;

            o accelerate critical infrastructure projects while significantly reducing investment requirements;

            o     reduce personnel; and

            o focus internal IT efforts on business functions, rather than basic hardware and software issues.

         Telecommunications

         During 2002, we initiated a program to our increase efficiency by upgrading our global telecommunications network with the latest technology available. We have redesigned our network by combining traditional private date channels with virtual private networks through the Internet. The program also involves voice transmission through data-channels. This initiative has enabled us to reduce our communications expenses significantly.

         Front End Systems

         During 2002, we deployed new systems to support our sales personnel. These systems provide the employees who deal directly with our customers with additional tools to improve service, enhance customer information and increase efficiency. During 2003, we plan to implement these systems in our airports counters and our call centers.

         Enterprise Resource Planning

         During the second half of 2002, we purchased an enterprise resource planning system from the software company SAP. This new system should increase the efficiency of our back-office operations. The first stage of this program will cover departments such as finance, human resources, purchasing and management information systems. We expect the implementation phase to last 24 months.

Credit Card Receivables Securitization and Other Matters

         We have raised a total of US$100 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services through American Express, Diner's Club, Discover, Visa and MasterCard to Pelican Finance Ltd. In the first transaction, completed in March 1999, we sold US$40 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40 million. Our sale of these payment obligations authorizes Pelican to collect payments on them until the earlier of the date the notes issued by Pelican are fully redeemed and March 2006 for the first transaction, and August 2009 for the second.

         On February 27, 2003, Fitch Ratings affirmed LanChile's "Investment Grade" credit rating by assigning LanChile a "BBB-" rating. Fitch's rating is based on our strong position in our cargo and passenger routes, our ability to manage aircraft capacity and our financial profile.

Property, Plants and Equipment

         We own our corporate headquarters, located on approximately five acres of land we own near the Santiago International Airport. The complex includes approximately 150,695 square feet of office space (containing modern offices for LanChile and LanChile Cargo personnel), 32,292 square feet of conference space and training facilities and 9,688 square feet of dining facilities. We have occupied these headquarters, which we constructed at a total cost of US$20.1 million, since 1998. We are currently moving some of our executive offices to a more central location in Santiago. We have already spent approximately US$1.3 million and anticipate spending in total approximately US$6.5 million. We estimate that we will complete the project in September 2003, and plan to continue financing the project internally.

         Our 877,258-square foot maintenance base is located on land that we own inside the grounds of the Santiago International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,723 square foot aircraft parking area capable of accommodating 17 Boeing 737 aircraft. We also have a five-floor, 53,820 square foot office building on this property. During 1999, we added an additional 10,000 square feet of office and workshop space to this facility. We also utilize 193,750 square feet of space inside the Santiago International Airport for operational and service purposes under a lease from the DGAC that expires in 2013.

         Through a joint venture with Lufthansa Flight Training, we use 16 acres of land on the west side of the Santiago International Airport for our flight training center. The site, which we acquired in October 1997, contains a Boeing 737-200 full flight simulator manufactured by Thomson Training and Simulation.

         In 1999, we signed an agreement with the Miami International Airport for a 36.3 acre concession of land, one of the last land concessions available at that airport. Airis, a North American developer, constructed a 48,000 square foot corporate building, a 378,000 square foot cargo warehouse and a 783,000 square foot platform for aircraft parking on the site. These new facilities represented an investment of approximately US$65 million, which has been financed by a group of foreign investors. Upon completion of construction, the developer leased the facilities back to us pursuant to a long-term lease, which effectively doubled our space in Miami. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices).

         In April 2000, we purchased a 661,980-square foot warehouse for US$5.25 million, which includes 91,493 square feet of space for offices and other administrative facilities. In January 2001, we began using this new facility to expand our LanCourier door-to-door cargo transport business. We completed the second stage of the project, the development of a 45,000 square foot distribution center, during the first half of 2001.

         In Chile, as in other countries that form our cargo network, our affiliates and/or subsidiaries provide cargo handling and warehouse services. In December 2001, TEISA, one of our subsidiaries, inaugurated its new facilities at the Santiago International Airport. TEISA provides cargo management and storage space for exporters. Its new 97,000 square-foot facilities include a large freezer capacity for the maintenance of perishable exports at optimal conditions.

         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

         The following discussion is derived from our financial statements, which are presented in Item 18 of this Form 20-F. This discussion does not include all of the information included in these financial statements. You should read these financial statements to gain a better understanding of our business and our historical results of operations.

         Our financial statements have been prepared in accordance with Chilean GAAP, which differ in certain respects from U.S. GAAP. See Note 25 to our financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. The discussion presented below, except where otherwise noted or the context otherwise requires, relates to the financial condition and results of operations of LanChile and its subsidiaries on a consolidated basis.

         U.S. Dollar Presentation and Price-Level Adjustments

         LanChile (since January 1, 1998) as well as most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. For purposes of preparing the consolidated financial statements, we translate monetary assets and liabilities denominated in currencies other than U.S. dollars to U.S. dollars at the exchange rate prevailing at the applicable balance sheet date, and we translate income statement accounts at the exchange rate prevailing on the dates on which the revenues and expenses were received, paid or accrued.

         Chilean GAAP requires that financial statements prepared in Chilean pesos recognize the effects of inflation. Accordingly, unless we indicate otherwise, we have restated all financial information of our subsidiaries that maintain their accounts in Chilean pesos to eliminate the distorting effects of changes in inflation on non-monetary assets, liabilities and shareholders' equity. We have then translated this financial information to U.S. dollars, as described above, for purposes of consolidating it into the consolidated financial statements. The general price-level gain or loss we record in the income statement under "Other Income (Expense)" indicates the effect of inflation on our subsidiaries' net holdings of monetary assets and liabilities during a period of inflation. We consider assets and liabilities "monetary" for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash.

         Effects of Exchange Rate Fluctuations

         Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. We sell most of our services (approximately 89% in 2002) in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (approximately 80% in 2002) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. We have significant liabilities denominated in U.S. dollars (approximately 96% in 2002), including bank loans, air traffic liabilities, and certain supplier payables, and significant assets denominated in U.S. dollars (approximately 94% in 2002), principally aircraft, cash and cash equivalents, and accounts receivable. Substantially all of our commitments, including operating leases and purchase commitments in respect of nine Boeing aircraft and four Airbus aircraft, are denominated in U.S. dollars.

         Although we generally maintain our international fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded net exchange losses of US$5.7 million in 2000, US$3.8 million in 2001, and US$4.7 million in 2002, which are set forth in the income statement under "Other Income (Expense)." For more information, see Notes 2(e) and 20 to the consolidated financial statements. Our exchange losses in 2000, 2001 and 2002 were primarily due to the devaluation of Latin American currencies, principally the Chilean peso and the Argentine peso.

Critical Accounting Policies

         A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements, which are included elsewhere in this document. We believe that the consistent application of these policies enables us and our subsidiaries to provide readers of the financial statements with more useful and reliable information about our operating results and financial condition. The preparation of financial statements requires management to make certain estimates and assumptions. The following are the accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective or complex judgments.

         Property and equipment

         The key judgments we must make under the property and equipment policy include the estimation of the useful lives of our various asset types, the election to utilize primarily the straight-line method for recording depreciation, management's judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and our determination that no impairment exists.

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets, with the exception of aircraft and engines owned by the Company, which are depreciated on the basis of hours flown. The Company also enters into capital lease agreements relating to an aircraft and certain buildings and equipment, which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. These assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract. The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations, net of the corresponding deferred interest.

         Property and equipment assets are evaluated for possible impairment, as applicable. This process requires our estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset's carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

         Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Minor and other unscheduled maintenance costs of aircraft and engines are charged to income as incurred. Costs of major programmed maintenance are accrued based on the use of the aircraft and engines (flying hours). Our evaluation of whether an expenditure related to property and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset's cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as our financial position.

         Goodwill

         Management also must exercise judgment in assessing goodwill and negative goodwill assets for impairment. Goodwill arises from the excess of the purchase price of companies acquired over their net book value. We amortize costs in excess of book value of net assets (and the excess of book value over cost) of our businesses using the straight-line method over a period not to exceed 20 years. This period is based on management's assumption regarding the useful life of assets acquired. We review the recorded value of our goodwill annually, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing to net book value, including goodwill and the estimated future net cash flows of the relevant assets.

         Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In making this determination, we consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results.

The Operating Environment

         Our historical financial results have been, and we expect our financial results to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Chile, as well as, with respect to our international cargo operations, the volume of trade between Chile and other countries. The Chilean economy experienced significant growth during the 1990s, which contributed to increased levels of demand for our passenger and cargo air services. However, lower economic growth since 1998 has impacted demand for our services. The average annual growth rate of Chile's gross domestic product between 1997 and 2002 was approximately 2.4%. According to revised figures published by the Chilean Central Bank in 2003, the growth rate for Chilean GDP was 4.2% in 2000, 3.1% in 2001 and 2.1% in 2002.

         Given the significant challenges that we have faced since the second half of 2001, we have sought to manage our passenger capacity carefully. In the passenger business, to offset the decreased demand due to the terrorist attacks in the United States and the economic crisis in Argentina, we expanded our operations in Peru and Ecuador, and adjusted our capacity on North American, European and Argentine routes to minimize the impact of the reduced demand on our revenues. Additionally, we signed new alliance agreements and enhanced existing ones, and improved our connections to take advantage of increased demand to Argentina from other Latin America countries. We also increased our promotional activities and direct sales efforts, and made schedule and product improvements. In the cargo business, we aimed at strengthening our competitive position in both new and existing markets, strengthening our cargo affiliates, managing the reduction in southbound flows, and developing new partnerships.

Growth in Passenger and Cargo Revenues

         Despite adverse market conditions, our operating revenues have grown over each of the last five years. Our operating revenues grew 0.2% between 2000 and 2001 and 1.7% between 2001 and 2002. Growth in 2001 and 2002 was impacted by the September 11, 2001 attacks, the Argentinean economic crisis and global economic weakness. The majority of our operating revenues are derived from our passenger and cargo airline operations. In 2002, 55.3% of our total operating revenues came from passenger operations and 35.9% came from cargo operations. The balance of our operating revenues is generated by airport ground services, aircraft leases, logistics and courier services, duty free sales, tour services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

         Passenger revenues increased 7.0% between 2000 and 2001, and 0.1% between 2001 and 2002. The increase in 2002 reflects a 1.2% decrease in passenger traffic (as measured in RPKs) which was fully offset by a 1.3% increase in passenger yields. Passenger traffic declined mainly due to the Argentine economic crisis and the impact on demand of the September 11, 2001 attacks in the United States. Passenger yields improved due to a decrease in the amount of Argentine passengers in our long-haul network (connecting traffic usually has lower yields) and a reduction in average trip length of our flights due to increased operations in Peru and Ecuador (on average, we receive more revenue per kilometer flown on short-haul flights than on longer flights).

         Cargo revenues decreased 9.1% in 2001 and 3.5% in 2002. The decrease in 2002 reflected a 1.0% decrease in cargo traffic as measured in RTKs, resulting from weak demand for imports in Brazil, Argentina and Chile, as well as a 2.4% decrease in cargo yields, resulting from the combination of weak South-bound demand and aggressive pricing by competitors.

         Other revenues increased 49.0%. This increase can be partially attributed to the consolidation of LanLogistics. Excluding LanLogistics, other revenues increased 18.7%. This improvement relates mainly to increased aircraft leases (including dry-leases, wet-leases, capacity sales to alliance partners, and charter flights) and the growth of in-flight sales.

Certain Significant Expenses of the Company

         Substantially all of our operating expenses result from our passenger and cargo airline operations. Our operating expenses increased 0.9% between 2002 and 2001. We have focused on controlling operating expenses, and believe that maintaining a cost advantage is an essential aspect of our business strategy, especially in a difficult operating environment. We have implemented training programs for our employees to improve efficiency and productivity, taken advantage of improving economies of scale, improved our systems technology, increased direct sales and streamlined and consolidated operations, in particular to reduce redundant functions between our operating companies. Due to the adverse operating environment the Company faced during 2002, we implemented additional cost control measures that included the renegotiation of third-party supply and service contracts, increased use of technological solutions and process redesign. As a consequence, operating cost per ATK decreased from US(cent)31.32 in 2001 to US(cent)30.35 in 2002.

         Our operating expenses rose in the past in part as a necessary condition to, and as a result of, the growth in our capacity, as measured by ATKs. System ATKs increased 7.1% in 2000, 2.7% in 2001, and 1.1% in 2002. In 2002, system ATKs were 4,281.8 million as compared to 4,237.1 million in 2001. Cargo ATKs increased 2.0% to 2,731.0 million in 2002 from 2,676.4 million in 2001, and passenger ASKs increased 1.0% from 16,901.7 million in 2001 to 17,066.8 in 2002. This growth in capacity has required higher levels of investment and commitment of resources by us. A significant percentage of our operating expenses are fixed costs that do not vary proportionally based on our load factors, number of passengers carried, number of flights flown or utilization rates. Thus, a minor change in our yields or load factors can have a material effect on our results of operations, and our operating results can also be substantially affected by relatively minor changes in aircraft utilization rates.

         Expenses associated directly with our flight operations include aircraft fuel costs, aircraft rentals and flight personnel wages, benefits and training. Expenses associated directly with our aircraft and traffic servicing operations and navigation fees include rental payments for terminal and other ground facilities, landing fees and labor costs for ground personnel. Expenses associated directly with repairs and maintenance in respect of our aircraft include aircraft repair and maintenance charges, the cost of maintenance materials and labor costs for maintenance personnel. Expenses associated directly with promotional and marketing activities include commissions to agents, fees for use of CRSs, ticket-printing and sales office expenses, advertising and other promotional expenses. The balance of our operating expenses includes general and administrative expenses, such as salaries and benefits for all other personnel not included in any of the foregoing categories.

         Set forth below is a discussion of our most significant operating expenses.

         Wages and Benefits

         Labor costs are a significant variable that can substantially impact airline results. Wages and benefits constituted 14.8% and 14.7% of our total operating expenses for 2000 and 2001, respectively. For 2002, total wages and benefits constituted approximately 15.5% of our total operating expenses for 2002. Wages and benefits increased 6.0% between 2001 and 2002. The consolidation of new subsidiaries, especially LanLogistics, was the main reason for this increase. Excluding LanLogistics, wages and benefits increased 0.7%.

         We continuously strive to increase the quality of our services and attract highly qualified personnel able to contribute to our growth. In this regard, we have increased wages in key areas of our operations, such as flight personnel, maintenance and senior management. In addition, wages also increase as a result of cost of living adjustments provided for in our collective bargaining agreements and other employment contracts.

         Commissions to Agents

         A significant portion of our passenger and cargo sales is made through independent travel agents located in Chile and overseas. Commissions to agents constituted approximately 16.6% of operating expenses (passenger and cargo) in 2000, 14.9% in 2001, and 14.5% in 2002. Commissions to agents decreased 3.9% between 2001 and 2002, primarily because of decreased cargo sales, lower travel agency commissions and an increase in direct sales. Commissions as a percentage of passenger and cargo revenues decreased from 14.9% to 13.9% reflecting our focus on reducing distribution costs, in particular related to our focus on increasing direct sales in our passenger business. In addition, we, like most other airlines, compete with respect to the amount of commission paid to travel agents, in particular in connection with special programs and marketing efforts. We have conducted an aggressive effort to increase our international passenger services and, in this regard, have offered premiums on commissions to agents who have sold tickets in excess of certain target amounts. However, in November 2000, we reduced our standard commission rates from 9% to 6% following the decision of American Airlines and United Airlines to do the same. The full effect of this decision on the amount of commission we paid agents on an annual basis was reflected in 2001.

         Aircraft Fuel

         Aircraft fuel costs constituted approximately 17.2% of total expenses in 2000, 16.1% in 2001, and 14.8% in 2002. Fuel costs decreased 4.4% between 2000 and 2001 due to a 12.2% decrease in prices, which was partially offset by an 8.9% increase in the quantity of fuel our aircraft consumed. Our fuel costs decreased 7.6% between 2001 and 2002 due to a 7.8% decrease in prices and a 0.2% increase in consumption. Since 1995, we have entered into petroleum purchase option contracts to hedge our aircraft fuel purchases against significant increases in market prices. In 2000, we received a US$8.1 million benefit from fuel hedging positions. In 2001, we incurred a US$10.5 million fuel hedging loss and in 2002, we recorded a US$5.5 million loss from fuel hedging. To improve the clarity of our operating results these hedging profits and losses have been reclassified into the "Other income (expense) - net" line of LanChile's consolidated statement of income.

         Aircraft Rentals

         Aircraft rental expenses increased 9.1% between 2001 and 2002, mainly due to the full-year impact of the seven aircraft incorporated pursuant to operating leases during 2001 (which we incorporated into our fleet primarily during the fourth quarter) and the addition of two Airbus A320 aircraft during 2002. During 2001, we incorporated four new Airbus A320 aircraft, two new A340 aircraft and one Boeing 767 freighter. The addition of these aircraft fully offset the return or purchase during 2002 of nine aircraft that we had previously leased. Aircraft rental expenses arising from operating leases vary from time to time based on rental rates, which change depending on supply and demand for certain aircraft. In April 2003, we successfully renegotiated several lease agreements pertaining to aircraft currently in our fleet resulting in a US$15 million reduction in lease expenses during 2003. This reduction in lease payments will continue and gradually increase over time and is expected to result in a savings of approximately US$30 million in 2004, as compared to the scheduled lease payments under the lease agreements prior to their renegotiation. For more information, see "Information on the Company--Fleet--Fleet Leasing and Financing Arrangements" in Item 4.

         Interest Expense

         During 2002, we incurred US$40.8 million of non-operating expenses in the form of interest expense, a 14.9% increase over interest expense of US$35.5 million in 2001. The majority of this interest expense was associated with borrowings incurred to finance the acquisition of aircraft.

Maintaining Profitability Despite Recent Challenges

         During 2002, we faced unprecedented challenges. In addition to the reduction in passenger traffic caused by the terrorist attacks of September 11, 2001 in the United States, the economic crisis in Argentina had an additional negative effect on revenues. Through the second quarter of 2002, revenues were down nearly 9.0% and operating income was down 48.8% compared to the same period in 2001. However, due to a series of adjustments we were able to increase profitability. For the full year, our operating income for 2002 increased 23.5% from US$50.3 million in 2001 to US$62.1 million in 2002 due to a 1.7% increase in revenues which was partially offset by a 0.9% increase in operating costs. Our total operating margin improved from 3.5% in 2001 to 4.3% in 2002. Due to the increase in operating income and the 37.9% decrease in our non-operating expenses in 2002 as compared to 2001, net income improved 184.2% from US$10.8 million in 2001 to US$30.8 million in 2002. Excluding special items, net income amounted to approximately US$8.7 million. Special items for 2002 included a US$3.6 million pre-tax reduction in expenses from an adjustment to provisions related to the return of leased aircraft and phase-out of our DC-8 freighter fleet and a US$23.5 million pre-tax gain for non-operating finance-related items (principally tax leases under which received favourable lease rates and were paid for providing investors with a structure enabling them to take advantage of tax benefits). In the past two years, we have recorded gains from similar finance-related transactions (US$5.0 million in 2001 and US$9.7 million in 2000), but it is impossible to predict whether we will have similar gains in the future. The reduction in non-operating expenses relates mainly to the aforementioned gain from finance-related transactions and a US$5.0 million reduction in fuel-hedging losses, which were partially offset by higher interest expenses.

         Our historical results of operations may not be indicative of our future operating performance. Our future results of operations will be affected by, among other things:

            o     overall passenger traffic volume;

            o economic and political conditions in Chile and other Latin American countries;

            o     global economic and political conditions;

            o     seasonal variations in travel;

            o     government regulations;

            o     fuel prices;

            o     foreign currency fluctuations;

            o     competition;

            o changes in aircraft acquisition and leasing costs and other operating expenses; and

            o     rates of income tax we pay.

Taxes

         In 2002 we were subject to income tax in Chile at a rate of 16.0%. We are subject to a 16.5% income tax rate in 2003 and we will be subject to a 17.0% rate from 2004 onwards. Outside Chile, we are subject to local income tax regulations in each jurisdiction in which we operate. Under a reciprocal exemption confirmed by a bilateral agreement between Chile and the United States, we are entitled to exclude from our taxable income in the United States for U.S. federal tax purposes, certain U.S.-source transportation income derived from the international operation of aircraft. In addition, Chile has similar bilateral tax agreements with Argentina, Brazil, Uruguay, Spain and Germany, the countries in which we conduct the major part of our business. Pursuant to Chilean GAAP, until December 31, 1999, tax loss carryforwards were not recognized until they were applied to reduce taxable income. Deferred tax liabilities resulting from timing differences between tax and book income were not recorded to the extent they were expected to be offset by new temporary differences of the same nature arising in the year of reversal. However, since January 1, 2000, we have been required to record the tax effect of all timing differences between tax and book income under a new accounting pronouncement in Chile. The pronouncement requires us to offset deferred tax items by complementary asset and liability accounts, the effect of which is that deferred income taxes from years prior to 2000 are recognized in the current income tax provision as they reverse, similar to what was done in prior years. The full effect of deferred income tax assets and liabilities arising in 2000 and future years must be recorded as they arise. In 2000, complying with this pronouncement resulted in the inclusion of US$10.1 million in deferred income taxes in our income statement which relate to net deferred income tax liabilities arising in 2000. The principal deferred tax liability relates to and is offset by tax loss carryforwards which are expected to be utilized in future years. For more information, see Note 13 to our consolidated financial statements.

Seasonality

         Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues generally are higher in the first and fourth quarters, during Chile's spring and summer, than in the second and third quarters. Our cargo revenues generally are higher in the third and fourth quarters, which correspond to the harvest season in the southern hemisphere.

Operating Results

         The following table sets forth certain income statement data for LanChile expressed as a percentage of total operating revenues for each of the periods indicated.

                                                     Years ended December 31,
                                                   ----------------------------
                                                   2000         2001       2002
                                                   ----         ----       ----
         Operating revenues:
             Passenger.........................    52.7%        56.2%      55.3%
             Cargo.............................    41.6         37.8       35.9
             Other.............................     5.7          6.0        8.8
                                                 ------       ------     ------
               Total operating revenues........   100.0        100.0      100.0
         Operating expenses:
             Wages and benefits................    14.1         14.2       14.8
             Aircraft fuel.....................    16.3         15.6       14.2
             Commissions to agents.............    15.7         14.0       13.3
             Depreciation and amortization.....     2.9          3.6        4.7
             Other rentals and landing fees....    17.7         17.1       15.7
             Passenger services................     2.4          2.5        2.2
             Aircraft rentals..................     8.3         10.3       11.0
             Aircraft maintenance..............     5.9          7.4        6.6
             Other operating expenses..........    11.4         11.7       13.3
                                                 ------       ------     ------
               Total operating expenses........    94.1         96.5       95.7
         Operating income......................     5.3          3.5        4.3
         Other expense:
             Interest income...................     0.4          0.4        0.3
             Interest expense..................    (2.2)        (2.5)      (2.8)
             Miscellaneous-net.................     0.7         (0.6)       0.9
                                                 ------       -------    ------
               Total other expense.............    (1.1)        (2.7)      (1.6)
         Income before minority interest.......     4.1          0.8        2.6
         Minority interest.....................     0.0          0.0        0.0
                                                 ------       ------     ------
         Income before income taxes............     4.1          0.7        2.6
         Income taxes..........................    (0.7)        (0.0)      (0.5)
                                                 -------      -------    -------
         Net income............................     3.4%         0.8%       2.1%
                                                 =======      =======    =======
2002 Compared with 2001

         Net Income

         Our net income increased 184.2% from US$10.8 million in 2001 to US$30.8 million in 2002. This increase is mainly due to a 23.5% improvement in operating income and a lower non-operating loss as compared to 2001. Operating income increased even though demand on both our passenger and cargo businesses was impacted by the economic crisis in Argentina, weak economic conditions and increased uncertainty in South America and the repercussions of the September 11, 2001 terrorist attacks in the United States. In order to offset the revenue shortfall caused by the aforementioned events, we implemented a strategy aimed both at developing new revenue sources and controlling operating costs. Traffic revenues, which had declined 10.0% year-on-year through the first semester, grew 7.9% in the second semester of 2002 when compared to 2001. Revenue generation improved throughout the year as the Company expanded its operations and commercial efforts in Peru and Ecuador, redesigned its itineraries in order to both match supply and demand on key routes to Europe and the United States and to capitalize on a relative increase in travel demand to Argentina and developed new alliance relationships. Other revenues also improved, partially due to this strategy, and, excluding LanLogistics, increased 18.7% between 2001 and 2002. Cost controls were also key to improving profitability. Excluding LanLogistics, operating costs fell 1.2% as capacity increased 1.1%, reflecting the measures that we took to streamline our airline operations. Total operating cost (including LanLogistics) for the full year increased 0.9% as capacity increased 1.1%. Non-operating losses in 2002 declined when compared to 2001 as lower interest income and higher interest expenses were offset by miscellaneous gains (as explained under "Non Operating Income (Expense)"). Finally, income taxes increased from a gain from tax loss carry forwards of US$552,000 in 2001 to a US$7.0 million tax expense in 2002.

         Operating Revenues

         Operating revenues in 2002 totaled US$1,452.4 million, a 1.7% increase over operating revenues of US$1,428.3 million in 2001. Our consolidated passenger revenues grew 0.1% from US$803.0 million in 2001 to US$803.7 million in 2002, as a 1.2% decrease in passenger traffic was fully offset by a 1.3% improvement in yield (from US(cent)7.12 to US(cent)7.22). Passenger revenues for 2002 and 2001 also include the impact of the consolidation of LanPeru. From its consolidation on August 1, 2001 until December 31, 2001, LanPeru generated US$20.3 million in operating revenues, and from January 1, 2002 until December 31, 2002, LanPeru generated US$68.8 million in operating revenues. Traffic declined mainly due to the economic crisis in Argentina, weak economic conditions and increased uncertainty across Latin America, and the depressed demand to the United States during the first part of the year because of the terrorist attacks of September 11th, 2001. Our cargo revenues fell 3.5% as traffic declined 1.0% and yield decreased 2.5% from US(cent)29.11 to US(cent)28.40. Reduced cargo traffic was caused by weak southbound demand for imports to the region following the Argentine crisis, and weak GDP growth and currency depreciation in Brazil and Chile. These situations, together with increased competition, also led to lower yields. Other revenues increased 49.0%. This improvement relates mainly to increased aircraft leases (including dry-leases, wet-leases, capacity sales to alliance partners and charter flights) and the growth of in-flight sales and to the consolidation of LanLogistics. Excluding LanLogistics, other revenues increased 18.7%.

         Our domestic passenger revenues, which accounted for 26.5% of passenger revenues in 2001 and for 27.8% in 2002, increased 5.1% from US$213.0 million in 2001 to US$223.8 million in 2002. Domestic passenger traffic (as measured in RPKs) decreased 0.5%, while passenger capacity (as measured in ASKs) increased 1.5%, resulting in a 1.8 percentage point drop in our domestic passenger load factor from 67.4% in 2001 to 65.6% in 2002. Domestic passenger yield improved 5.6% from US(cent)7.90 in 2001 to US(cent)8.35 in 2002.

         Domestic cargo revenues, which accounted for 3.9% of total cargo revenues in 2001 and for 3.6% in 2002, decreased 11.8% from US$21.3 million in 2001 to US$18.8 million in 2002. Domestic cargo traffic (as measured in RTKs) increased 3.4%, while domestic cargo capacity increased 1.0%. This resulted in a
0.9 percentage point decrease in the domestic cargo load factor from 38.9% in 2001 to 39.8% in 2002. Domestic cargo yields decreased 14.7% from US(cent)48.20 in 2001 to US(cent)41.12 in 2002.

         International passenger revenues, which accounted for 73.5% of passenger revenues in 2001 and 72.2% in 2002, decreased 1.7%, from US$590.0 million in 2001 to US$579.9 million in 2002. International passenger traffic (as measured in RPKs) declined 1.5%, while passenger capacity (as measured in ASKs) increased 0.8%, resulting in a 2.3 percentage point decrease in the international passenger load factor from 66.5% in 2001 to 65.0% in 2002. Total international passenger yield (RPKs) remained relatively flat (it declined only 0.2% from US(cent)6.87 in 2001 to US(cent)6.86 in 2002) as weaker yields during the first half of the year were offset by higher ones in the second semester due to a reduction in average trip lengths and a reduction in the relative weight of lower-yielding Argentine connecting traffic.

         International cargo revenues, which accounted for 96.1% of total cargo revenues in 2001 and 96.4% in 2002, decreased 3.1% from US$518.2 million in 2001 to US$502.0 million in 2002. International cargo traffic (as measured in RTKs) decreased 1.2%, while our international cargo capacity increased 2.1%. This resulted in a 3.2 percentage point decrease in the international cargo load factor from 70.6% in 2001 to 68.3% in 2002. International cargo yields decreased 2.0% from US(cent)28.65 to US(cent)28.08, primarily due to weak demand on southbound routes and increased competition.

         Operating Expenses

         Operating expenses in 2002 totaled US$1,390.4 million, a 0.9% increase over 2001's operating expenses of US$1,378.1 million. Excluding LanLogistics, a subsidiary that was consolidated during 2002, operating expenses decreased 1.2%. Unit costs (measured as operating costs and capital expenses, per ATK) declined 2.8% in 2002. As a percentage of total operating revenues, consolidated operating expenses fell from 96.5% to 95.7%.

         Operating expenses for 2001 and 2002 also include the impact of the consolidation of LanPeru. From its consolidation on August 1, 2001 until December 31, 2001, LanPeru generated US$18.7 million in operating expenses, and from January 1, 2002 until December 31, 2002, LanPeru generated US$63.3 million in operating expenses.

         Our wages and benefits expenses in 2002 totaled US$215.3 million, a 6.0% increase over 2001's wages and benefits expenses of US$203.0 million. Excluding LanLogistics, wages and benefits expenses increased 0.7%, due to increases in headcount in order to support a 1.1% increase in total capacity.

         Aircraft fuel expenses in 2002 totaled US$205.5 million, a 7.6% decrease over 2001's aircraft fuel expenses of US$222.4 million. This decrease was primarily due to a 7.8% decrease in average fuel prices which was primarily offset by a 0.2% increase in fuel consumption. To reflect the operational results of the company more clearly, the gains and losses incurred due to fuel hedging activities have been reclassified into the "Other Income (Expense)" line of the "Other Income (Expense)" section of our financial statements. In 2002, we recorded a US$5.5 million loss from our swap fuel contracts, compared to a US$10.5 million loss in 2001.

         Commissions to agents expenses fell 3.9% from US$200.5 million in 2001 to US$ 192.7 million in 2002 primarily due to the Company's focus on reducing distribution costs, especially in the passenger business (for example, by increased direct sales via the Internet and our call centers.) Results from these efforts were partially offset by higher cargo commissions. As a percentage of operating (passenger and cargo) revenues, commissions to agents decreased 0.4 points from 14.9% to 14.5%.

         Depreciation and amortization expenses in 2002 totaled US$67.8 million, a 30.6% increase over 2001's depreciation and amortization expenses of US$51.9 million. This increase was due to the incorporation in 2002 of new aircraft in our fleet as well as the effect of a full year of depreciation relating to the aircraft we incorporated into our fleet during 2001 (which we incorporated into our fleet mainly during the fourth quarter of 2001).

         Other rental and landing fees decreased 6.6% in 2002 from US$244.9 million in 2001 to US$228.7 million in 2002. This decrease resulted from a significant decrease in the use of wet-leased aircraft and other cost reduction initiatives, which were partially offset by increased insurance expenses following the September 11 attacks and increased over-flight and landing fee expenses due to increased operations.

         Passenger service expenses totaled US$35.9 million in 2001 and US$32.3 million in 2002. This 9.9% decrease reflects efficiency gains given that per passenger costs declined while maintaining product quality.

         Aircraft rental expenses increased 9.1%, from US$146.4 million in 2001 to US$159.8 million in 2002. Aircraft rentals increased primarily due to the full year impact of the aircraft that we incorporated into our fleet through operating leases in 2001 and the lease of two Airbus A320 aircraft during 2002. Because the aircraft that we have incorporated into our fleet under these new leases have higher lease payments than the aircraft that we returned during 2002, aircraft rentals increased despite a reduction in the total number of aircraft leased.

         Aircraft maintenance expenses were US$95.1 million in 2002, declining 9.6% from the US$105.2 million recorded in 2001. Aircraft maintenance expenses decreased despite a 1.1% increase in total increased operations, as measured by system ATKs, due to the incorporation of our new Airbus fleet, streamlined processes and a US$3.6 million net non-recurring reduction in expenses arising from an adjustment to provisions related to the return of leased aircraft, and the phase-out of our DC-8 freighter fleet in 2001. In 2001 we had a US$8.0 million one-time provision for the anticipated phase-out of the DC-8 freighter fleet.

         Other operating expenses increased 15.1% from US$167.8 million in 2001 to US$193.1 million in 2002. Other operating expenses include sales-related expenses, communication, distribution and data processing costs, and banking and non-collectable account expenses. Excluding LanLogistics, other operating expenses increased approximately 4.1%.

         Operating Income

         Operating income increased 23.5%, from US$50.3 million in 2001 to US$62.1 million in 2002. Operating margins improved 0.8 percentage points from 3.5% in 2001 to 4.3% in 2002 as a 1.7% increase in operating revenues outpaced a 1.2% increase in operating expenses. For the full year, revenues per ATK (for passengers and cargo) declined 2.4% from US(cent)31.68 to US(cent)30.93, as costs per ATK fell 2.8% from US(cent)31.21 to US(cent)30.35.

         Non-Operating Income (Expense)

         Our net non-operating expenses declined from US$38.4 million in 2001 to US$23.8 million in 2002 (a decrease of 38.0%). This decrease was primarily the result of a number of special items and a decrease in losses relating to fuel price hedging arrangements. Additional non-operating income and expenses in 2002 include a US$23.6 million gain from finance-related items. In 2002, we recorded a US$5.5 million fuel hedging loss, compared to US$10.5 million fuel hedging loss in 2001. In 2001, we realized a non-recurring gain of US$6.0 million related to the sale of a portion of our stake in Equant N.V., a US$5.0 million gain from finance-related items, US$5.5 million in severance payments and provisions and a US$3.0 million provision for losses in Argentina. Interest expenses increased by 14.9% from US$35.5 million in 2001 to US$40.8 million in 2002 due to the additional financing related to the incorporation of new aircraft into our fleet. In addition, our foreign exchange losses increased from US$3.8 million in 2001 to US$4.7 million in 2002.

         Income Taxes

         Income tax expense for 2002 amounted to US$7.0 million. In 2001, we recorded tax loss carry forwards of US$0.6 million. Income tax expense increased due to an increase in our taxable income and increased tax payments by foreign subsidiaries. For more information, see "--Taxes" above and Note 13 to our consolidated financial statements. Our effective income tax rate in 2002 was 18.5%, compared to a positive tax benefit of 5.4% in 2001.

2001 Compared with 2000

         Net Income

         Our net income decreased 77.6% from US$48.4 million in 2000 to US$10.8 million in 2001. The September 11 attacks, as well as the Argentine crisis and weaker than expected economic conditions in South America account for a significant portion of this fall. Revenues, which had been growing at rates exceeding 5% year-on-year through the first semester, grew 0.2% in the second semester in 2001 when compared to 2000. In the second half of 2001, our international passenger traffic decreased significantly due to two events. First, the terrorist attacks of September 11 not only had dramatic impact on traffic to and from the United States, but also affected other international routes as well. Second, the economic and political collapse of Argentina severely reduced Argentine originating traffic. Until August, 2001, international traffic had increased more than 15% year on year. After the attacks of September 11, US airspace was closed for four days. This and, more importantly, a significant reduction in demand generated a 7% year-on-year decline in passenger traffic in September and 14% in October. Traffic started to recover in November when it experienced a 9% year-on-year decline. However, the effects of the Argentine crisis impacted traffic in December and generated a 16% year-on-year reduction. These events forced us to adjust our capacity dramatically after September. Nevertheless, through several measures we were able to control our operating costs, which grew 2.1% year-on-year. Consequently, our operating income fell by 33.2%. Our non-operating expenses grew 134.4%, due to higher interest expenses and increased provisions (as described below under "Non Operating Income (Expense)". Finally, the Company showed a gain from tax loss carry forwards of US$552,000 in 2001 as opposed to a loss of US$10.4 million in tax expense in 2000.

         Operating Revenues

         Operating revenues in 2001 totaled US$1,428.3 million, a 0.2% increase over operating revenues of US$1,425.2 million in 2000. This increase was due primarily to a 7.0% increase in total passenger revenues from US$750.7 million in 2000 to US$803.0 million in 2001. Consolidated passenger traffic increased 13.6% while yields (based on RPKs) fell from US(cent)7.56 to US(cent)7.12. Passenger revenues for 2001 include US$20.3 million generated by LanPeru, which we began consolidating on August 1, 2001. Excluding LanPeru, revenues grew 4.3% due to an 11.1% increase in traffic which was offset by a reduction in yield from US(cent)7.56 to US(cent)7.10. While traffic (as measured by RPKs) increased mainly as a result of additional capacity, yield fell as a consequence of a weaker pricing environment, price promotions following September 11 and a weaker Chilean peso (our domestic fares are set in Chilean pesos). Cargo revenues, on the other hand, decreased by 9.1% primarily due to decreased traffic generated by weak southbound demand following the depreciation of the currencies in Brazil and Chile, and the Argentine crisis. Cargo yields (based on RTKs) increased marginally from US(cent)29.00 to US(cent)29.11.

         Our domestic passenger revenues, which accounted for 25.0% of passenger revenues in 2000 and for 26.5% in 2001, increased 13.3% from US$188.0 million in 2000 to US$213.0 million in 2001. Domestic passenger traffic (as measured in RPKs) increased 26.9%, while passenger capacity (as measured in ASKs) increased 22.3%, resulting in an increase of 2.4 percentage points in the domestic passenger load factor from 65.0% in 2000 to 67.4% in 2001. Domestic passenger yield decreased 10.7% from US(cent)8.85 in 2000 to US(cent)7.90 in 2001.

         Domestic cargo revenues, which accounted for 3.6 % and 3.9% of our total cargo revenues in 2000 and 2001, respectively, decreased 1.2% from US$21.5 million in 2000 to US$21.3 million in 2001. Domestic cargo traffic (as measured in RTKs) increased 14.2%, while domestic cargo capacity increased 42.8%. This resulted in a 9.7 percentage point decrease in the domestic cargo load factor from 48.6% in 2000 to 38.9% in 2001. Domestic cargo yields decreased 13.5% from US(cent)55.71 in 2000 to US(cent)48.20 in 2001.

         International passenger revenues, which accounted for 75.0% of passenger revenues in 2000 and 73.5% in 2001, increased 4.8% from US$562.7 million in 2000 to US$590.0 million in 2001. LanPeru has been included in international passenger revenues since its consolidation in August 2001 and accounted for US$20.0 million in revenues. International passenger traffic (as measured in RPKs) increased 10.0%, while passenger capacity (as measured in
ASKs) increased 15.8%, resulting in a 3.5 percentage point decrease in the international passenger load factor from 70.0% in 2000 to 66.5% in 2001. Excluding LanPeru, international passenger traffic and capacity increased 6.8% and 12.1%, respectively. International passenger yield decreased 4.7% from US(cent)7.21 in 2000 to US(cent)6.87 in 2001, principally as a result of a weak pricing environment and the discounted fares offered after the September 11 attacks.

         International cargo revenues, which accounted for 96.4% and 96.1% of total cargo revenues in 2000 and 2001, respectively, decreased 9.4% from US$572.0 million in 2000 to US$518.2 million in 2001. International cargo traffic (as measured in RTKs) decreased 9.9%, while international cargo capacity decreased 6.5%. This resulted in a 2.7 percentage point decrease in the international cargo load factor from 73.3% in 2000 to 70.6% in 2001. International cargo yields increased 0.6% from US(cent)28.48 to US(cent)28.65, primarily due the implementation of a cargo fuel surcharge during 2000 that we incorporate into the rates that we charge our cargo customers.

         Operating Expenses

         Operating expenses in 2001 totaled US$1,378.1 million, a 2.1% increase over 2000's operating expenses of US$1,349.9 million, essentially due to increased operations. Operating expenses for 2001 include US$18.7 million generated by LanPeru, which we began consolidating on August 1, 2001. System ATKs increased by 2.7% while unit costs (measured as operating costs per ATK) fell 0.2% reflecting the efforts made to control costs. As a percentage of total operating revenues, operating expenses increased from 94.7% to 96.5%.

         Wages and benefits expenses in 2001 totaled US$203.0 million, a 1.4% increase over 2000's wages and benefits expenses of US$200.3 million. While wages and benefits expenses and the volume of operations had been increasing in line with operations through September, the 7.5% reduction in headcount had a dramatic effect during the fourth quarter: wages and benefits expense grew below the 2.7% increase in total operations (as measured by ATKs) in 2001.

         Our aircraft fuel expenses in 2001 totaled US$222.4 million, a 4.4% decrease over 2000's aircraft fuel expenses of US$232.6 million. This increase was primarily due to a 12.2% decrease in average fuel prices and an 8.9% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities have been reclassified into the "Other Income (Expense)" line of the "Other Income (Expense)" section of our financial statements. In 2000, we recorded an US$8.1 million gain, and in 2001, we recorded a US$10.5 million loss.

         Commissions to agents expenses fell 10.3% from US$223.5 million in 2000 to US$ 200.5 million in 2001 as a result of reduced cargo operations and the Company's focus on reducing distribution costs, especially in the passenger business. As a percentage of operating (passenger and cargo) revenues, commissions to agents decreased 1.7 points from 16.6% to 14.9%.

         Depreciation and amortization expenses in 2001 totaled US$51.9 million, a 23.6% increase over 2000's depreciation and amortization expenses of US$42.0 million. Depreciation and amortization expenses increased due to the inclusion of two new Boeing 767-300F freighters, two new Airbus A320 aircraft and nine used Boeing 737-200 aircraft in our fleet and because 2001 was the first full year reflecting the depreciation relating to the Boeing 767-300 freighter incorporated into our fleet in 2000.

         Other rental and landing fees decreased 2.8% in 2001 from US$251.8 million in 2000 to US$244.9 million in 2001. This decrease resulted from a significant decrease in the use of wet-leased 747 jumbo jets, which was partially offset by increased insurance expenses following the September 11 attacks and increased landing fee expenses due to increased operations.

         Passenger service expenses totaled US$34.3 million in 2000 and US$35.9 million in 2001. This 4.5% increase reflects increased passenger traffic and the addition of new in-flight entertainment systems.

         Aircraft rental expenses increased 23.1%, from US$118.9 million in 2000 to US$146.4 million in 2001. Aircraft rentals increased primarily because of the incorporation into our fleet through operating leases of four new Airbus A320 aircraft, two new Airbus A340 aircraft and one new Boeing 767-300F freighter.

         Aircraft maintenance expenses were US$105.2 million in 2001, up 24.2% from 2000's US$84.7 million. Aircraft maintenance expenses increased due to increased passenger operations, increased provisions due to the acquisition of Airbus aircraft and a US$8.0 million one-time provision for the anticipated phase-out of the DC-8 freighter fleet.

         Other operating expenses in 2001 totaled US$167.8 million, which represented a 3.7% increase over 2000's other operating expenses of US$161.8 million.

         Operating Income

         Operating income decreased 33.2%, from US$75.3 million in 2000 to US$50.3 million in 2001. The drop can be attributed primarily to an abrupt fall in passenger demand following the September 11 attacks and the effects of the Argentine crisis on our passenger and cargo operations, as well as a fall in southbound cargo demand due to weaker economic conditions in Brazil and Chile. Although measures were taken to adjust the Company's cost structure which allowed it to have positive operating results in each quarter, our cost-cutting did not fully offset the decrease in revenues we experienced in 2001. For the full year, revenues per ATK fell 2.7% while cost per ATK was reduced 0.2%.

         Non-Operating Income (Expense)

         Our net non-operating expenses increased from US$16.4 million in 2000 to US$38.4 million in 2001, or 134.4%. This increase was primarily the result of a number of items as well as fuel hedge gains and losses. Additional non-operating income and expenses in 2001 include a non-recurring gain of US$6.0 million related to the sale of a portion of our stake in Equant N.V., a financing transaction gain of US$5.0 million from financial transactions, US$5.5 million in severance payments and provisions and a US$3.0 million provision for losses in Argentina. In 2000, we realized a non-recurring gain of US$9.7 million from financial transactions. Interest expenses increased by 12.0% from US$31.7 million in 2000 to US$35.5 million in 2001 as the result of the incorporation of new aircraft into our fleet. In addition, our foreign exchange losses decreased from US$5.7 million in 2000 to US$3.8 million in 2001.

         Income Taxes

         In 2001, we recognized tax loss carry forwards of US$0.6 million as opposed to a US$10.4 million tax expense in 2000. In 2000, the adoption of a new accounting rule that required us to record the tax effect of timing differences between tax and book income resulted in the inclusion of US$10.1 million in deferred income taxes in our income statement. For more information, see "--Taxes" above and Note 13 to the consolidated financial statements. Our effective income tax rate was 0.4% in 1999, 17.7% in 2000 and a positive benefit of 5.4% in 2001.

Liquidity and Capital Resources

         In recent years, we have been able to meet our working capital and capital expenditure requirements through:

            o     cash from our operations;

            o     the proceeds of long-term bank loans;

            o     loans from related parties;

            o     use of operating and capital leases; and

            o     the gains from financial transactions.

         Our cash and cash equivalents totaled US$72.4 million as of December 31, 2000, US$74.7 million as of December 31, 2001, and US$ 159.4 million as of December 31, 2002. The increase in cash in 2002 related mainly to non-recurring, non-operating gains resulting from financial transactions and from a new US$ 40 million securitization of credit card receivables in the United States. At December 31, 2002, we had a working capital deficit (that is, our current liabilities exceeded our current assets) of US$43.4 million. Net cash inflows from operating activities were US$134.2 million in 2000, US$155.6 million in 2001, and US$ 138.8 million in 2002.

         Net cash used in investing activities was US$152.4 million in 2000, US$342.9 million in 2001, and US$ 118.5 million 2002.

         The 2000 amount reflects:

            o     the purchase of a third Boeing 767 freighter aircraft; and

            o the incorporation of our new Airbus short-haul and long-haul fleet.

            The   2001 amount reflects:

            o the purchase of two Boeing 767-300F aircraft, two Airbus A320 and nine Boeing 737-200 aircraft; and

            o     a loan to LanLogistics Corp.

         The 2002 amount reflects:

            o the purchase of four Airbus A320 aircraft and three Boeing 737-200 aircraft; and

            o the sale of assets (including the sale and lease-back of two aircraft engines).

         Cash capital expenditures were US$145.6 million in 2000, US$341.3 million in 2001, and US$192.6 million in 2002, mainly reflecting the acquisitions of property and equipment referred to above. For more information about current and future capital expenditures, see "Information on the Company-- Capital Expenditures" under Item 4. The difference between net cash used in investing activities and cash capital expenditures during 2002 relates mainly to the sale of assets referenced above.

         Net cash provided by financing activities was US$47.2 million in 2000, US$189.5 million in 2001, and US$64.7 million in 2002. In 2000, net cash of US$47.2 million was provided principally by loans to finance the purchase of aircraft. In 2001, net cash of US$189.5 million was also provided principally by loans to finance the purchase of aircraft. In 2002, net cash of US$64.7 million was provided principally by the US$40.0 million securitization of credit card receivables US$163.6 million in loans to finance the purchase of aircraft and the repayment of US$120.7 million in loans (including loans financing the assets sold during 2002).

         At December 31, 2002, our aggregate long-term debt and obligations under capital leases totaled US$688.9 million compared to US$662.5 million in 2001. Our total long-term debt at December 31, 2002 was US$674.1 million compared to US$641.6 million in 2001. Amounts payable under long-term debt are:

            o     US$61.4 million in 2003;

            o     US$70.0 million in 2004;

            o     US$63.0 million in 2005;

            o     US$64.2 million in 2006;

            o     US$67.7 million in 2007; and

            o     US$347.9 million from 2007 to 2014.

         The increase in long-term debt during 2002 relates mainly due to the acquisition of four Airbus A320s in 2002.

         Minimum lease payments under capital leases are US$3.9 million in 2003, US$3.9 million in 2004, and US$7.0 million in 2005. Minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002 are:

            o     US$143.9 million in 2003;

            o     US$100.7 million in 2004;

            o     US$85.1 million in 2005;

            o     US$84.3 million in 2006;

            o     US$74.9 million in 2007; and

            o     US$377.1 million from 2008 to 2017.

         Lease payment obligations decreased from US$966.6 million in 2001 to US$865.9 in 2002 due to reduction in the number of aircraft under operating leases.

         We used the proceeds of the US$60.0 million securitization in 1999 to reduce our short-term debt, and since then we have had no short-term debt. We used the proceeds of the US$40.0 million securitization in 2002 to improve our liquidity. For more information about the 1999 and 2002 securitizations, see "Information on the Company--Credit Card Receivables Securitization and Other Matters" under Item 4. We have generally been able to arrange for short-term loans with domestic banks in Chile when necessary to finance our working capital expenditure needs or to increase our liquidity. Should we need any short-term loans, we believe that we could obtain them based on our well-established relationships with various lenders.

 Differences between Chilean GAAP and U.S. GAAP

         Our financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. (See Note 25 to our financial statements for a discussion of these differences and their effect on our results of operations.) The principal differences between Chilean GAAP and U.S. GAAP as they affect our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 were:

            o     accounting for deferred income taxes;

            o accounting for goodwill on the acquisitions of Lan Chile Cargo S.A., Fast Air Carrier S.A., Inversiones Aereas S.A., Skyworld International Couriers, Inc., Skybox Services Corporation and Mas Investment Limited;

            o accounting for deficits during the development period of certain subsidiaries;

            o accounting for the fair value of a derivative not considered to be a hedge;

            o the reversal of the utilization of tax-loss carry forwards in LanPeru;

            o the accrual of a liability under U.S. GAAP for the legal obligation in Chile to pay a dividend in respect of each year equal to at least 30% of our net income for the year determined in accordance with Chilean GAAP; and

            o     accounting for other comprehensive loss.

         Net income under U.S. GAAP was US$50.4 million in 2000, US$1.0 million in 2001 and US$34.2 million in 2002 compared to net income under Chilean GAAP of US$48.4 million in 2000 US$10.8 million in 2001 and US$30.8 in 2002.

         Net income in U.S. GAAP in 2000 was 4.1% higher than the corresponding net income under Chilean GAAP due principally to:

            o     an adjustment for deferred taxes under U.S. GAAP;

            o the adjustment of goodwill on the acquisition of Lan Chile Cargo S.A.; and

            o the recognition of losses of subsidiaries in the development period in net income for US GAAP purposes.

         Net income in U.S. GAAP in 2001 was 90.5% lower than the corresponding net income under Chilean GAAP due principally to:

            o     an adjustment for deferred taxes under U.S. GAAP;

            o the adjustment of goodwill and property plant and equipment on the acquisition of Lan Chile Cargo S.A.;

            o the recognition of losses under U.S. GAAP of several of our subsidiaries that are in the development period;

            o the accounting for the fair value of a derivative not considered to be a hedge; and,

            o the reversal of the utilization of tax-loss carry forwards in LanPeru.

         Net income in U.S. GAAP in 2002 was 11.15% higher than the corresponding net income under Chilean GAAP due principally to:

            o     an adjustment for deferred taxes under U.S. GAAP;

            o the adjustment of goodwill and property plant and equipment on the acquisition of Lan Chile Cargo S.A.;

            o the recognition of losses under U.S. GAAP of several of our subsidiaries that are in the development period; and

            o the accounting for the fair value of a derivative not considered to be a hedge.

         Shareholders' equity under U.S. GAAP was US$259.5 million in 2000, US$237.3 million in 2001 and US$258.9 million in 2002 compared to shareholders' equity under Chilean GAAP of US$288.4 million in 2000, US$288.5 million in 2001and US$308.9 million in 2002.

         Shareholders' equity under U.S. GAAP was 10.0% lower in 2000, 17.7% lower in 2001 and 16.2% lower in 2002 than shareholders' equity under Chilean GAAP due principally to:

            o     the provision for deferred income taxes;

            o     the minimum dividend requirement;

            o the adjustment of goodwill on the acquisition of Lan Chile Cargo S.A., Fast Air Carrier S.A., Inversiones Aereas S.A., Skyworld International Couriers, Inc., Skybox Services Corporation and Mas Investment Limited;

            o additional depreciation of property and equipment in the Lan Chile Cargo S.A. acquisition arising from the allocation of the purchase price of such assets;

            o the adjustment for other comprehensive losses on the fair value of cash flow hedges;

            o the income tax benefit related to the items of other comprehensive losses; and.

            o     the fair value of a derivative not considered to be a hedge.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

         The administration of LanChile is conducted by its board of directors which, in accordance with LanChile's bylaws, consists of nine directors who are elected at annual ordinary shareholders' meetings. Directors are elected for two-year terms and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month. Extraordinary board of directors' meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

         Our directors and senior management as of May 31, 2003 were as follows:

 Directors                                 Position
 ---------                                 --------
 Jorge Awad Mehech (1)...................  Chairman
 Boris Hirmas Said (3)...................  Director
 Sebastian Pinera Echenique (2)..........  Director
 Dario Calderon Gonzalez.................  Director
 Jose Cox Donoso.........................  Director
 Juan Jose Cueto Plaza (4)...............  Director
 Juan Cueto Sierra (4)...................  Director
 Ramon Eblen Kadis (5)...................  Director
 Pablo Pinera Echenique (2)..............  Director

 Senior Management                         Position
 -----------------                         --------
 Enrique Cueto Plaza (4).................  Chief Executive Officer
 Luis Ernesto Videla Berguecio...........  President and Chief Operating Officer
 Ignacio Cueto Plaza (4).................  Senior Vice President, Passenger
 Armando Valdivieso Montes...............  Senior Vice President, Cargo
 Alejandro de la Fuente Goic.............  Chief Financial Officer
 Susana Tonda Mitri......................  Senior Vice President, Organization
                                           and Processes
 Carlos Prado Canepa.....................  Senior Vice President, Corporate
                                           Investment
 Marco Jofre Marin.......................  Senior Vice President, Operations,
                                           Engineering and Maintenance

--------------
(1) Mr. Jorge Awad Mehech was elected Chairman of the board on July 25, 2001. Mr. Awad had previously served as Chairman of the Board for six years until October 2000.

(2) Mr. Sebastian Pinera Echenique had previously served as member of the board and Chairman until his resignation on July 12, 2001. Messrs. Sebastian and Pablo Pinera Echenique are brothers and Mr. Sebastian Pinera Exchenique is a member of the Pinera group (as defined in "Major Shareholders and Related Party Transactions--Major Shareholders" under
      Item 7).

(3) Mr. Boris Hirmas Said is a member of the Hirmas Group (as defined in "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7), one of the majority shareholders.

(4) Messrs. Ignacio, Juan Jose and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7), one of the majority shareholders.

(5) Mr. Ramon Eblen Kadis is a member of the Eblen Group (as defined in "Major Shareholders and Related Party Transactions--Major Shareholders" under
      Item 7), one of the majority shareholders.

Biographical Information

         Set forth below are brief biographical descriptions of the directors and senior management of the Company.

         Directors

         Mr. Jorge Awad Mehech, 57 years old, was elected Chairman of our board of directors on July 25, 2001. Mr. Awad's term as Chairman ends in April 2005. Mr. Awad had previously served as Chairman of our board of directors from 1994 to October 2000. Mr. Awad held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile, Edelpa, Diario La Nacion and Gacel. He is also a professor of economics and corporate governance at the University of Chile and University Gabriela Mistral. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Awad owned, through Inversiones Fabiola Ltda., 64,943 common shares (.02% of LanChile's outstanding shares).

         Mr. Sebastian Pinera Echenique, 53 years old, joined our board of directors in February 1999. Mr. Pinera holds a Ph.D. in Economics from Harvard University. Mr. Pinera served as Chairman of our board of directors from October 2000 to April 2001. On July 12, 2001, Mr. Pinera resigned as member of our board of directors. On April 29, 2002 at the annual shareholders meeting, Mr. Pinera was elected Director. Mr. Pinera's term as a director ends in April 2005. In addition to being a former member of the Chilean Senate, he served as President and General Manager of Citicorp Chile from 1980 to 1987. Mr. Pinera currently serves as Director of the boards of directors of Bancard S.A., Editorial Los Andes S.A., Antar Chile S.A., Parque Arauco S.A., Clinica Las Condes S.A., C.M.B. S.A. and Constructora Aconcagua S.A. In addition, since May 2001, Mr. Pinera has served as President of Renovacion Nacional, a Chilean political party. Mr. Pinera is a brother of Pablo Pinera who is a member of the board of directors of LanChile. Mr. Pinera is also a member of the Pinera Group (a group of major shareholders of LanChile). As of May 31, 2003, Mr. Pinera, shared in the beneficial ownership of 86,668,815 common shares of LanChile (27.2% of LanChile's outstanding shares) held by the Pinera Group. See "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7.

         Mr. Boris Hirmas Said, 40 years old, joined the board of directors in October 2000 to replace his father, Mr. Boris Hirmas Rubio, who died on September 23, 2000. Mr. Hirmas's term as a director ends in April 2005. Mr. Hirmas also served on the boards of directors of Fast Air and Ladeco from 1995 to 1998. In 1996, Mr. Hirmas served as Vice President, LanTours, an area of LanChile responsible for the development of tourism programs. Currently, Mr. Hirmas also serves as Chief Executive Officer of Corporate Leasing S.A. (Mexico) and on the board of directors of Alimentos Rapidos de Mexico S.A. Mr. Hirmas is a member of the Hirmas Group (a group of major shareholders of LanChile). As of May 31, 2003, Mr. Hirmas shared in the beneficial ownership of 50,627,987 common shares of LanChile (15.9% of LanChile's outstanding shares) held by the Hirmas Group. See "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7.

         Dario Calderon Gonzalez, 55 years old, has served on our board of directors since 1994. Mr. Calderon's term as a director ends in April 2005. Mr. Calderon has been a partner in Calderon y Cia., a Chilean law firm, since 1979. Mr. Calderon currently serves on the boards of directors of other Chilean companies, including Director de Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., Calzados Gino S.A. and Jucosol S.A. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Calderon owned 8,635 common shares of LanChile (.003% of LanChile's outstanding shares).

         Mr. Jose Cox Donoso, 48 years old, has served on our board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox's term as a director ends in April 2005. Mr. Cox has also served on the board of directors of Fast Air since August 1994 and as Chairman of the board of directors of Lan Chile Cargo (formerly Ladeco) since September 1995. In addition, Mr. Cox has served on the board of directors of CMB-Prime Asset Managing Corp. since September 1993. Mr. Cox is also Chairman of the Chilean Electronic Stock Exchange.

         Mr. Juan Jose Cueto Plaza, 42 years old, has served on our board of directors since 1994. Mr. Cueto's term as a director ends in April 2005. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and on the boards of directors of Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is son of Mr. Juan Cueto Sierra, a director of LanChile, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Senior Vice President, Passenger of LanChile, respectively. Mr. Cueto is a member of the Cueto Group (a group of major shareholders of LanChile). As of May 31, 2003, Mr. Cueto shared in the beneficial ownership of 102,884,425 common shares of LanChile (32.3% of LanChile's outstanding shares) held by the Cueto Group. See "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7.

         Mr. Juan Cueto Sierra, 73 years old, was one of the founders of Fast Air in 1978 and has served on our board of directors since 1998. Mr. Cueto's term as a director ends in April 2005. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan Jose, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Senior Vice President of LanChile, respectively.

         Mr. Ramon Eblen Kadis, 57 years old, has served on our board of directors since June 1994. Mr. Eblen's term as a director ends in April 2005. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and The Jeans Company S.A. since December 1988, April 1993, and August 1985, respectively. In addition, Mr. Eblen has served on the boards of directors of Manufacturas Eblen y Compania Ltda. and Clemente Eblen y Compania Ltda., both since May 1984. Mr. Eblen is a member of the Eblen Group (a group of major shareholders of LanChile). As of May 31, 2003, Mr. Eblen shared in the beneficial ownership of 24,856,658 common shares of LanChile (7.8% of LanChile's outstanding shares) held by the Eblen Group. See "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7.

         Mr. Pablo Pinera Echenique, 51 years old, has served on our board of directors since April 2002. Mr. Pinera's term as a director ends in April 2005. Mr. Pinera served as Deputy Secretary of Finance from 1990 to 1992 and as a member of the board of the Chilean Central Bank from 1992 to 2001. Between 1986 and 1990 he served as financial director of Leasing Andino. Mr. Pinera currently serves a Director of Television Nacional de Chile, is a member of the board of Corporacion Latinoamericana de Investigaciones Economicas (CIEPLAN) and teaches in a number of universities, such as Universidad Catolica, Universidad de Chile and Instituto Torcuot Di Tella in Argentina. Mr. Pinera is a brother of Mr. Sebastian Pinera, who is a member of our board of directors. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Pinera owned 3,109 common shares of LanChile (0.001% of LanChile's outstanding shares).

         Senior Management

         Mr. Enrique Cueto Plaza, 44 years old, is our Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on our board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, that he gained during his eighteen years in the airline industry. Mr. Cueto currently serves on the boards of directors of Virtualia S.A. and First Financial S.A. Mr. Cueto is son of Mr. Juan Cueto Sierra, a Director of LanChile, and the brother of Messrs. Juan Jose and Ignacio Cueto Plaza, Director and Senior Vice President, Passenger of LanChile, respectively. Mr. Cueto is also a member of the Cueto Group (a group of major shareholders of LanChile). As of May 31, 2003, Mr. Cueto shared in the beneficial ownership of 102,884,425 common shares of LanChile (32.3% of LanChile's outstanding shares) held by the Cueto Group. See "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7.

         Mr. Luis Ernesto Videla Berguecio, 42 years old, is our President and Chief Operating Officer, a position he assumed in 1996. Prior to assuming his current position, Mr. Videla served as our Vice President of Marketing and Sales from 1995 to 1996, and as our Vice President of Planning and Development from 1994 to 1995. From 1989 until 1994, Mr. Videla held the position of Vice President, Planning at Fast Air. Before 1989, Mr. Videla worked at Banco de Credito e Inversiones. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Videla owned 59,704 common shares of LanChile (.02% of LanChile's outstanding shares).

         Mr. Ignacio Cueto Plaza, 40 years old, is our Senior Vice President, Passenger. Mr. Cueto served on the board of directors of LanChile and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile, and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, Director of LanChile, and the brother of Messrs. Juan Jose and Enrique Cueto Plaza, Director and Chief Executive Officer of LanChile, respectively. Mr. Cueto is also a member of the Cueto Group (a group of major shareholders of LanChile). As of May 31, 2003, Mr. Cueto shared in the beneficial ownership of 102,884,425 common shares of LanChile (32.3% of LanChile's outstanding shares) held by the Cueto Group. See "Major Shareholders and Related Party Transactions--Major Shareholders" under
Item 7.

         Mr. Armando Valdivieso Montes, 40 years old, is our Senior Vice President, Cargo, a position he assumed in 1997. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Valdivieso owned of 59,704 common shares of LanChile (.02% of LanChile's outstanding shares).

         Mr. Alejandro de la Fuente Goic, 44 years old, is our Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined us as Controller in April 1995. Prior to joining LanChile, Mr. de la Fuente served as Director of Management and Finance of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of May 31, 2003, according to shareholder registration data in Chile, Mr. de la Fuente owned 51,175 common shares of LanChile (.02% of LanChile's outstanding shares).

         Ms. Susana Tonda Mitri, 48 years old, is our Senior Vice President, Organization and Processes, a position she has held since June 2000. Prior to joining LanChile, Ms. Tonda was General Manager of Banefe, a division of Banco Santander in Chile, from 1993 to 1999. From 1985 to 1993, Ms. Tonda held several positions at Bancard S.A., a company involved in the administration and management of credit cards, including General Manager from 1992 to 1993.

         Mr. Carlos Prado Canepa, 54 years old, is our Senior Vice President, Corporate Investment, and has held this position since July 1998. From 1993 to 1998, Mr. Prado served as our Senior Vice President, Technical. From 1987 to 1992, he served as Chief Operating Officer of Exim Air S.A. From 1983 to 1986, Mr. Prado served as our Vice President, Cargo, and from 1981 to 1982 as our Fuel Manager. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Prado owned 21,323 common shares of LanChile (.01% of LanChile's outstanding shares).

         Mr. Marco Jofre Marin, 39 years old, is our Senior Vice President, Operations, Engineering and Maintenance. Mr. Jofre has been responsible for Operations since August 1998 and for Engineering and Maintenance since May 2002. From 1997 to 1998, Mr. Jofre served as Executive Vice President of Fast Air, from 1992 to 1997 as Planning Director of Fast Air and from 1990 to 1992 as Vice President Services, North America of Fast Air Miami. Currently, Mr. Jofre also serves as a consultant to the Academy of Aeronautical Sciences and on the boards of directors of Flight Training Center-Chile and Teisa, the export terminal of LanChile. As of May 31, 2003, according to shareholder registration data in Chile, Mr. Jofre owned 25,588 common shares of LanChile (.01% of LanChile's outstanding shares).

Compensation

         For the year ended December 31, 2002, the aggregate amount of compensation we paid to all directors, executive officers, senior managers and other executives was US$21.2 million. Each of our directors receives a nominal, per diem amount for attending each meeting of the board of directors, however, these amounts are not material individually or in the aggregate. For 2002, we paid US$2.0 million in bonuses to senior managers and other executives. We do not disclose to our shareholders or otherwise make available public information as to the compensation of any individual. Apart from monetary remuneration, we also grant benefits to our directors and executive officers, such as free and discounted airline tickets and health insurance.

         As is required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our senior managers and executives, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

Board of Directors' Committee

         Pursuant to recently enacted amendments to the Chilean Companies Law, public corporations meeting certain market capitalization thresholds must designate an independent directors committee comprised of three members, the majority of which, if possible, must be independent from our majority shareholders. This committee is responsible for the examination and approval of financial statements, the nomination of external auditors and rating agencies, the examination of all related transactions and the production of a report regarding these transactions, the examination of fees and compensation plans for senior management and the examination of other matters defined by our board of directors, by our shareholders at general meetings and by our corporate bylaws. This committee operates under Chilean Law 19,705, dated December 20, 2000.

         Our board of directors' committee members are Mr. Jorge Awad Mehech, Mr. Jose Cox Donoso and Mr. Ramon Eblen Kadis. We pay the members of the board of directors' committee 24 UFs each per month for their services.

Employees

         As of December 31, 2002, we had a total of 10,770 employees, including:

            o     667 pilots;

            o     1,520 flight attendants;

            o     1,371 maintenance personnel;

            o     4,180 employees engaged in administrative or sales activities;
                  and

            o 3,032 employees engaged in a variety of operational activities.

         Our flight operations, maintenance and customer ground operations personnel undergo training when they join us and throughout their employment with us. We invested approximately US$4.7 million in training in 2000, US$9.0 million in training in 2001 and US$7.0 million in training in 2002. We recruit our pilots from the Academia de Ciencias Aeronauticas (Universidad Tecnica Federico Santa Maria), aeroclubs and the Chilean armed forces. First officers must have at least 2,500 flight hours with us and authorization from an internal LanChile committee composed of pilots with special instructor expertise before being promoted to the captain position. We provide ground-school training in Santiago de Chile, and sometimes in Lima and Quito for Peruvian and Ecuadorian crews, use our own Boeing 737-200 flight simulator in Santiago and send our pilot staff to receive simulator training in the United States at ALTEON Training L.L.C., Pan Am International Flight Academy in Miami and United Airlines Services in Denver, depending on aircraft type and availability. We conduct initial and on-going flight training for Airbus fleet crews, mainly at CAE South America Flight Training in Sao Paulo, Brazil.

         Our pilots are rated for only one aircraft type by local aeronautical authorities and they are not cross-qualified between two or more aircraft types. Chilean regulations require pilots to be licensed as commercial pilots for a first officer position and as an airline transport pilot for a captain position, with specific type, function and special ratings for each aircraft to be flown, and to be medically certified as physically fit. Licenses and medical certifications are subject to periodic reevaluation, including flight simulator recurrent training, ground recurrent training, annual emergency procedures training, safety and security training, and recent flying experience. Our pilots receive a variety of training, such as lectures, simulations and gaming and computer based training.

         In December 1997, LanChile and Lufthansa Technical Training GmbH created Lufthansa LanChile Technical Training S.A. in Santiago to provide ourselves and third parties with technical training services and amenities, primarily for mechanics.

         As part of our plan to develop our own training center, in April 1998 we bought a Boeing 737-200 full flight simulator from Thomson Training & Simulation. The simulator was customized to conform to our particular needs, and is located in a specially designed building located close to our headquarters next to the Santiago International Airport. In September 1999, LanChile and Lufthansa Flight Training together created Flight Training Center Chile S.A. to provide ourselves and third parties with flight training services and amenities in Chile. We then leased the building for ten years and sold the simulator to Flight Training Center Chile to provide these flight training services.

         Aircraft mechanics and maintenance supervisory personnel must be licensed and qualified for specific aircraft by the DGAC. Cabin crew must have initial and periodic competency fitness training. Since the acquisition of LanChile by our majority shareholders in 1994, we have implemented a performance-related pay structure for our administrative, management and flight personnel, including performance-based bonuses and pay scales that reward language proficiency in counter, technical and administrative personnel.

         We train our mechanics and maintenance supervisors in all programs required by both local (DGAC) and international (FAA, JAA (Joint Aviation Authorities) and ITTA (Independent Travel Technology Association)) norms and regulations, those required by aircraft manufacturers, and the training needs that we detect during our annual reviews. We present these programs during training days that can last for up to four days for refresher courses and for up to 54 days for Boeing 767 line and base maintenance certification.

         During 2002, we continued training sales and administrative personnel in areas such as service and sales quality. Also, we started new programs aimed at improving leadership skills and started applying e-learning techniques. Overall, our personnel underwent 540,601 training hours during 2002.

         We have made efforts to negotiate longer-term labor contracts with the labor unions, of which some of our employees are members and, over the last three years, we have successfully reached long-term agreements as labor contracts have expired. In January 2001, Ladeco (now Transporte Aereo S.A.) reached a new four-year collective bargaining agreement with its pilots union, which expires in March 2006. In April 2001, we entered into a five-year agreement with another 90 non-unionized LanChile Cargo pilots that expires in April 2006. In June 2001 we entered into a five-year agreement with our administrative personnel that expires in May 2006. In October 2001 we reached an agreement with 147 LanChile pilots that expires on June 2006. In November 2001 we entered into a four-year agreement with the LanChile pilot union that expires on November 2005. In February 2002 we signed an agreement with the administrative personnel of Transporte Aereo S.A. that expires in January 2006.

         We have finalized all the union agreements with our flight attendants. In October 2002, we signed an agreement with LanChile's Flight Attendants Union effective until March 2006. In addition, we signed agreements with non-unionized flight attendants that expire in May, July and October 2006. We entered into an agreement with Lan Express Flight Attendants Union that expires in September 2006 and an agreement with Lan Express Administrative Union that expires in January 2006. In addition, we signed an agreement with the Line Maintenance Union that runs from April 2003 until March 2007. Finally, we will soon begin to negotiate two agreements that expire in November 2003.

         We believe we generally have good relations with our employees and the unions, and expect to continue to enjoy good relations with our employees and the unions in the future. We can provide no assurance, however, that our employee compensation arrangements may not be subject to change or modification after the expiration of the contracts currently in effect.

         We provide our employees with medical insurance and also grant other benefits to all of our permanent employees, such as free and discounted airline tickets. We have never offered stock options to our employees. As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.


         The following table sets forth the number of employees in various positions at LanChile, LanChile Cargo and our other subsidiaries.

                     As of December 31,  As of December 31,  As of December 31,
Employees (1)        2000                2001                2002
                     ------------------  ------------------  ------------------

Administrative.....  1,825                2,277               2,442
Sales..............  1,255                1,361               1,738
Maintenance........  1,383                1,378               1,371
Operations.........  3,101                3,051               3,032
Cabin crew.........  1,161                1,443               1,520
Cockpit crew.......    581                  663                 667
                     ------             --------            --------
Total..............  9,306               10,173              10,770

---------------------------------
(1) In 2002, approximately 85% of our employees were deployed in Chile, 12% in other Latin American countries and 3% in the rest of the world.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


Major Shareholders

         We have four principal groups of shareholders: (i) the Cueto Group, which includes Mr. Juan Jose Cueto, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain members of their family, including the successors of Mr. Luis Felipe Cueto Plaza, who passed away on October 11, 2002, (ii) the Pinera Group, which includes Mr. Sebastian Pinera and certain members of his family, (iii) the Hirmas Group, which includes certain members of the family of Mr. Boris Hirmas Rubio, who died in September 2000 and (iv) the Eblen Group, which includes Mr. Ramon Eblen and certain members of his family. As of May 31, 2003, these principal shareholders, whom we call the majority shareholders, owned 82.92% of our voting common shares directly. While the common shares owned by the majority shareholders do not have different voting rights than the common shares owned by our other shareholders, these shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

         On May 31, 2003, investors abroad held 5.4% of our capital stock in the form of ADSs, and other minority investors held 11.5% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of May 31, 2003, we had 1,461 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. The following table sets forth information regarding known beneficial owners of the 318,909,090 outstanding shares of our common stock as of May 31, 2003:



                                                                 Shares of             Percentage
Shareholder (as of May 31, 2003)                                common stock         of outstanding
--------------------------------                                   owned              common stock
                                                                ------------         --------------
Cueto Group
       Inversiones Costa Verde Limitada
         Y Compania en Comandita por acciones.................   102,024,425             31.99
       Inmobiliaria e Inversiones Asturias S.A................       860,000              0.27
                Total.........................................   102,884,425             32.26%

Pinera Group
       Inversiones Santa Cecilia S.A..........................    20,840,941              6.54
       Axxion S.A.............................................    65,827,874             20.64
                Total.........................................    86,668,815             27.18%

Hirmas Group
       Tres Mares S.A.........................................    50,627,987             15.88
                Total.........................................    50,627,987             15.88%

Eblen Group
       Inversiones Santa Blanca S.A...........................    12,438,598              3.90
       Comercial Los Lagos Limitada...........................    12,418,060              3.89
                Total.........................................    24,856,658              7.79%


Others........................................................    53,871,205             17.63
Total.........................................................   318,909,090             100.0%


Related Party Transactions

         We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our majority shareholders. Set out below is a description of the material transactions between LanChile and its affiliates. It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm's-length basis from a third party. For a detailed discussion of Chilean laws governing related party transactions, including the circumstances under which we may enter into related party transactions, see "Additional Information--Memorandum and Articles of Association--Directors" under Item 10.

Transactions Related to the Purchase of Interests in ABSA and Vimalcor

         To strengthen and help expand our cargo presence across Latin America, on December 5, 2001, we purchased from entities related to the majority shareholders a 73.3% stake in Aerolinheas Brasileiras S.A. (ABSA) for approximately US$2.1 million. In addition, on April 3, 2002, we purchased from entities related to the majority shareholders a 50.0% stake in Vimalcor Sociedad Anonima for approximately US$0.4 million.

Other Transactions

         In addition to the transactions discussed above, we render to and receive from related companies services of various types, including freight and reservation services. Such transactions, none of which is individually material, are summarized in Note 14 to the consolidated financial statements.

ITEM 8.       FINANCIAL INFORMATION

Consolidated Financial Statements

         See Item 18, "Financial Statements" and pages F-1 through F-53.

Other Financial Information

Legal and Arbitration Proceedings

         We are involved in routine litigation and other proceedings relating to the ordinary course of our business. On July 30, 1997, the Chilean Antitrust Commission fined us approximately US$345,000 in connection with a complaint filed by DAP Airlines alleging that we employed anti-competitive tactics by reducing our prices on certain of our routes and refusing to perform maintenance services on DAP aircraft. On January 8, 1998, DAP filed a demand for indemnification against Ladeco, National Airlines and LanChile, jointly and severally, in the amount of approximately Ch$6.4 billion (approximately US$14.6 million). In June 2000, the courts ruled in favor of DAP in the amount of Ch$342 million (approximately US$600,000), however, we have appealed the decision and the appeal is still pending.

         At the beginning of 2000, after United Airlines and American Airlines reduced their standard commission rate to travel agencies for sales of tickets from 9% to 6% across Latin America, we also reduced our standard commission rate from 9% to 6%. On January 24, 2000, the Asociacion Chilena de Empresas de Turismo A.G. (the Chilean Association of Tourism Companies), which is known as "ACHET", lodged an appeal against us for reducing our commission rate. In March 2000, the Court of Appeals of Santiago issued an order enjoining us from reducing our commission rate until the appeal was decided. On November 2, 2000, the Chilean Supreme Court ruled in our favor. Subsequently, ACHET filed another suit against us, however, ACHET withdrew its suit upon reaching an agreement with us. As part of this agreement, we agreed to a standard commission rate of 6% to travel agencies, and agreed to maintain this commission through March 31, 2002. In addition, as of April 1, 2002, we must provide ACHET with 60 days' notice of any change we propose to make to the commission rate.

         In 2000, the FAA determined that we had on one occasion improperly transported oxygen generators in violation of FAA regulations, federal aviation law and other federal regulations. After the FAA's formal review of our safety and security procedures, on September 7, 2000 we agreed to a reduced fine of US$199,500.

         We do not believe that these or any other pending proceedings against us are likely to have a material adverse effect on our business or results of operations.

Dividend Policy

         In accordance with the Chilean Corporation Law, we must distribute cash dividends equal to at least 30% of our annual consolidated net income, unless otherwise decided by a unanimous vote of holders of all of our issued shares, and unless and except to the extent that we hold accumulated losses. If we have no net income in a year, we may elect, but are not legally bound, to distribute dividends out of retained earnings. The board of directors may declare provisory dividends out of profits earned during an interim period. The annual cash dividend is approved at the annual shareholders' meeting held within the first quarter of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all approved dividends.

         Holders of ADRs are entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. These dividends are subject to Chilean withholding tax, which is currently imposed at a rate of 35% (subject to credits in certain cases, as described in "Additional Information--Chilean Tax Considerations" under Item 10).

         Under the Foreign Investment Contract (as amended) the depositary, on behalf of ADS holders, is granted access to the formal exchange market in order to convert cash dividends from Chilean peso to U.S. dollars and to pay U.S. dollars to ADS holders outside Chile. For more information, see "Additional Information--Exchange Controls" under Item 10.

         For more information on the amounts of dividends that we have paid in the last five years, see Item 3.

ITEM 9.       THE OFFER AND LISTING

Stock Price History

         The following table sets forth, for the periods indicated, the high and low closing prices for (i) our common shares on the Santiago Stock Exchange in Chilean pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars. For more information on the exchange rates applicable during the periods set forth below, see "Additional Information--Exchange Rates" under Item 10. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant Chilean pesos.

                                         Ch$ per Common Share                              US$ per ADR
        Years ended                      --------------------                              -----------
       December 31,                  Low                    High                   Low                  High
       ------------                  ---                    ----                   ---                  ----

1997 (1)......................... 470.00                1,750.00                 12.00                14.125
1998............................. 250.00                1,260.00                  2.50                 14.50
1999............................. 361.00                  863.00                  3.56                  8.62
2000............................. 715.00                  870.00                  6.19                  7.94
2001
   First Quarter................. 870.00                1,017.90                  7.63                  8.60
   Second Quarter................ 980.00                1,190.00                  8.30                  9.95
   Third Quarter................. 800.00                1,339.90                  5.80                 10.14
   Fourth Quarter................ 775.00                1,000.00                  5.26                  7.65
2002
   First Quarter................. 850.00                  960.00                  6.30                  7.30
   Second Quarter................ 700.00                  860.00                  5.00                  6.65
   Third Quarter................. 535.00                  730.00                  3.25                  5.40
   Fourth Quarter................ 520.00                  881.30                  3.43                  6.40
2003
   First Quarter................. 680.00                  892.00                  5.15                  6.20
Monthly Prices
   December, 2002................ 740.00                  881.30                  5.29                  6.40
   January, 2003................. 830.00                  875.00                  5.65                  6.20
   February, 2003................ 810.00                  892.00                  5.25                  5.80
   March, 2003................... 680.00                  820.50                  5.15                  5.56
   April, 2003................... 770.00                 1100.00                  5.38                  7.45
   May, 2003.....................1000.00                 1181.00                  7.29                  8.55


-----------
Sources: Santiago Stock Exchange and the New York Stock Exchange.
(1) ADR prices for 1997 correspond to transactions from November 6, 1997 to the end of the quarter.


Trading

         The Chilean stock market, which is regulated by the Superintendencia de Valores y Seguros (the Superintendency of Securities and Insurance, or the SVS) under Law 18,045, as amended, which is called the Securities Market Law, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government's policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.

         The Santiago Stock Exchange was established in 1893 and is a private company whose equity is held by 35 shareholders. As of December 31, 2001, 248 companies had shares listed on the Santiago Stock Exchange. As of December 30, 2002, 249 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal exchange and accounts for approximately 71.5% of securities traded in Chile. Approximately 27% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaiso Stock Exchange

         Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. In 1994, the Santiago Stock Exchange initiated an options market with options of Compania de Telecomunicaciones de Chile S.A. and Empresa Nacional de Electricidad S.A. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day between 9:30 a.m. to 4:30 p.m. The Santiago Stock Exchange has an electronic system of trade, called Telepregon, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:30 p.m. The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. on each business day. In February 2000, the Santiago Stock Exchange Off-Shore Market began operations. In the Off-Shore Market, publicly-offered foreign securities are traded and quoted in United States dollars. LanChile was the fourth Chilean ADR to be registered for trade on the Santiago Stock Exchange Off-Shore Market.

         There are two principal share price indices for the Santiago Stock
Exchange: The General Share Price Index and the IPSA. The General Share Price Index is calculated using the prices of 163 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for 61.6% of the entire market capitalization.

ITEM 10.      ADDITIONAL INFORMATION

Memorandum and Articles of Association

         Set forth below is certain information concerning our equity and a brief summary of certain significant provisions of our bylaws (Estatutos) and Chilean law. This summary is not intended to be a complete description and is qualified in its entirety by reference to our bylaws, which are included in
Exhibit 1.1 to this annual report on Form 20-F.

Organization and Register

         LanChile is a publicly-held stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile. LanChile was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Gazette (Diario Oficial de la Republica de Chile) No.
31.759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices y Comercio de Santiago) for the year 1983. Our corporate purpose, as stated in our bylaws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

General

         Shareholders' rights in a Chilean company are generally governed by the company's bylaws, Additionally, the Chilean Corporation Law regulates the government and operation of corporations and provides for certain shareholder rights. Finally, Decree-Law 3500, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements for establishing open stock corporations. As defined by Article 2 of the Chilean Companies Law, open stock (publicly held) corporations are those corporations:

            o     with 500 or more shareholders;

            o in which 100 or more shareholders own at least 10% of the subscribed capital (excluding those whose individual holdings exceed 10%); and

            o     that publicly offer their stock.

         The framework of the Chilean securities market is regulated by the Chilean exchange entity (Superintendencia de Valores y Seguros) ("SVS") under the Securities Market Law and the Chilean Corporation Law, which legal framework sets forth certain disclosure requirements, restrictions on insider trading and price manipulation prohibitions and protections of minority investors. Both the Chilean Corporation Law and the Securities Market Law state rules and requirements for establishing publicly held corporations. In particular, the Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for corporations that issue publicly offered securities.

         Under the Securities Market Law, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the relevant exchanges where the shares are listed. Holders of shares of open corporations are required to report to the SVS and the Chilean exchanges within two stock exchange business days:

            o any direct or indirect acquisition or sale of shares that results in the holder acquiring 10% or more of an open corporation's equity; and

            o any direct or indirect acquisition or sale or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open corporation's equity, or if made by a director, liquidator, principal officer, general manager or manager of such corporation.

         Persons or entities intending to acquire control, whether directly or indirectly, of an open corporation are also required to publish an advance notice in a Chilean newspaper detailing the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS, the target company and the Chilean exchanges.

Directors

         Our bylaws provide for a board of nine directors, and compensation to be paid to directors must be approved by vote at the annual shareholders' meeting. We hold elections for all positions on the board of directors every two years.

         Under the Chilean Corporation Law, transactions in which a director is materially interested (including a transaction in which a director proposes to borrow from the company) must be conducted on an arm's-length basis and must satisfy certain disclosure requirements. These transactions include transactions involving a director's spouse or close relatives, transactions involving other companies on whose such director also serves or transactions with other companies where the director controls 10% of such company (directly or indirectly). Corporations may enter into transactions in which a director is materially interested if the transaction has been approved by the board of directors (which must be disclosed at the next shareholders' meeting) and is consistent with standards of fairness similar to those that normally prevail in the market. Transactions which do not meet these conditions are valid and enforceable, but each director who approved the transaction is jointly and severally liable for damages suffered by the company, and the director who directly or indirectly benefits from the transaction must pay all benefits received from such transaction to the corporation. The directors are also subject to fines and administrative sanctions.

         Whenever a transaction in which a director is materially interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$50,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arm-length's conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts' reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate planned method of payment. Experts' valuation reports must be made available to the shareholders and to the board of directors for a period of 20 business days. The board of directors may decide to approve or reject the proposed transaction only after this 20-day period has expired. If shareholders representing 5% of the voting shares determine, within the 20-day period, that the transaction is not favorable to the corporation's interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders' meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Rights, preferences and restrictions attaching to common shares and ADSs

         Our bylaws provide for the payment of dividends. We declare cash dividends in U.S. dollars, but payment is made in Chilean pesos, converted from U.S. dollars at the observed exchange rate on a fixed and published date. If we do not pay a dividend on the scheduled date, the amount paid is adjusted based on the UF index on the date payment is made. The UF is a daily indexed, Chilean-peso denominated accounting unit based on the previous month's official inflation rate. In addition, unpaid dividends accrue interest according to the current interest rate for indexed transactions. There are no other circumstances or conditions under which dividend payments are adjusted for inflation.

         In the event LanChile is liquidated, the holders of our common shares would share in the available assets, after payment of all creditors, in proportion to the number of shares held.

Ownership Restrictions

         Chilean law requires that at least 50% of our common stock be held by Chilean persons or entities in order for us to be able to register aircraft and obtain certain Chilean licenses, consents and permits.

Shareholders' Meetings and Voting Rights

         Chilean law and our bylaws require an ordinary annual shareholder's meeting in the first quarter of each year. Extraordinary shareholders' meetings may be called by the board of directors, if deemed appropriate, when shareholders representing at least 10% of the issued voting shares or the SVS. Notice of a shareholders' meeting is published, in a form prescribed by law in a newspaper that circulates in the corporate domicile of LanChile (currently Santiago) or in the Official Gazette. We must also mail notice to each shareholder and to the SVS at least 15 days in advance of the meeting.

         During the annual shareholders' meeting the shareholders discuss and approve of the annual financial statements, the dividend policy and the final dividend on the previous year's profits, elect the board of directors (every two years) and consider for approval a statement of general investment directives and limitations presented by management pursuant to Decree-Law 3500.

         Shareholders registered in the Shareholder's Registry five days prior to the date of a shareholders' meeting are entitled to attend and vote. A shareholder may appoint another individual as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders' meeting has one vote for each share of common stock. With respect to the biannual election of the board of directors, each shareholder may allocate votes among the different positions.

         Quorum for a shareholders' meeting is the absolute majority of issued common shares. If a quorum is not present, the meeting can be reconvened, and at a second meeting the shareholders present are deemed to constitute a quorum regardless of the percentage of the common shares that they represent. Voting generally requires an absolute majority of the common shares represented at a meeting, however, a vote of a two-thirds majority of our outstanding common shares is required for certain acts, including:

            o     transformation, division and/or merger of LanChile;

            o     winding up of LanChile;

            o a modification of the authority reserved for the annual ordinary shareholders' meeting or a limitation on powers of the board of directors;

            o a reduction in the number of directors on the board of directors;

            o     the form of the distribution of LanChile assets; and

            o     a modification of the bylaws.

         In addition, any change that creates, amends or terminates any preferred treatment of a series of shares must be approved by a vote of two-thirds of the outstanding shares of the affected series.

         The board of directors is required to submit our financial statements to the shareholders for their approval at the annual ordinary shareholders' meeting. If the shareholders reject the financial statements, the board of directors must submit new financial statements not later than 60 days from the date of that meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such financial statements are disqualified from re-election at that meeting.

         Chilean law does not require a publicly-held Chilean corporation to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders' meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of the meeting, and, in the case of an annual ordinary shareholders' meeting, the notice must be accompanied by an annual report of the company's activities, which includes audited financial statements.

         The Chilean Corporation Law provides that whenever shareholders representing 10% or more of the voting shares so request, a Chilean company's annual report must include within the materials sent by the board of directors to all shareholders, such shareholders' comments and proposals in relation to the company's affairs. Similarly, the Chilean Companies Law provides that whenever the board of directors of an open corporation convenes an ordinary meeting of shareholders and solicits proxies for that meeting or distributes information supporting its decisions or other similar material, it is obligated to include in the annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company's voting shares who have requested that those comments and proposals be included.

Preemptive Rights and Increases of Share Capital

         Under Chilean law, a corporation "issues" its stock as soon as the shareholders authorize an increase in the corporation's capital. When a shareholder subscribes shares, they are transferred to the shareholder's name, and the shareholder is treated as a shareholder for all purposes except receipt of dividends and return of capital, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once it has paid for the shares in full. If a shareholder does not pay for shares subscribed on or prior the date agreed for payment, the corporation may auction such shares on the stock exchange and may sue the shareholder for the difference between the subscription price and the price received at auction. Until shares are sold at auction, the shareholder retains all rights of a shareholder, with the exception of the right to receive dividends and the right to a return of capital. Unpaid shares within the period ending three years from the date of issuance are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation. At that time, the equity is automatically reduced by the amount not paid within that period. Fully paid shares are not subject to further calls or assessments or to liabilities of LanChile.

Right of Dissenting Shareholders to Tender their Shares

         Chilean Corporation Law provides that upon the adoption at a special meeting of any of the resolutions enumerated below, a dissenting shareholder has the right to withdraw from the corporation and to compel the corporation to purchase the shares, subject to the fulfillment of certain terms and conditions. For example, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the Deposit Agreement.

         Dissenting shareholders are shareholders who attend a shareholder meeting and who vote against a resolution, or, if absent at such meeting, are those who state in writing to the company their opposition to the resolution. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days of the resolution (except for shares held by pension funds).

         The price to be paid to a dissenting shareholder of an open corporation is, in case of shares regularly traded on a stock exchange (as determined by the SVS), the weighted average of the closing sales prices for the shares as reported on the stock exchanges for the two-month period preceding the event giving rise to the withdrawal right or, for other companies, the book value of the shares.

         The type of resolutions that may result in a shareholder's right to withdraw include the following:

            o transformation of the company (i.e. a corporation turns into a partnership);

            o     merger of the company;

            o     disposition of 50% or more of the company's assets; or

            o creation of preferential rights for a class of shares or an amendment to preferential rights already existing (in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected).

         In addition, shareholders of open corporations have the right to withdraw if a person acquires two-thirds of the outstanding shares of such corporation and does not make a tender offer for the remaining shares within 30 days after that acquisition.

Material Contracts

         On March 19, 1998, we entered into a purchase agreement for twenty Airbus A320 aircraft, and in August 1999 we entered into another agreement to purchase seven Airbus A340 aircraft (with an option of purchase additional aircraft in the future). As of December 31, 2002, we have taken delivery of 14 Airbus A320 aircraft and four Airbus A340 aircraft. Given the flexibility incorporated into these contracts, we have extended the delivery dates for some of the remaining aircraft until 2008. Additionally, we have changed our remaining short-haul aircraft order from the Airbus A320 model to the Airbus A319 model.

         For more information, see "Information on the Company--Fleet--Fleet Leasing and Financing Arrangements" under Item 4.

Exchange Controls

         The Central Bank is responsible, among other things, for monetary policies and exchange controls in Chile. Equity investments, including investments in shares of stock by persons who are non-Chilean residents are generally subject to various exchange control regulations restricting the repatriation of their investments and the earnings thereon. Registration of foreign investments in Chile, including investments in shares of our common stock, gives investors access to Chilean formal exchange market (Mercado Cambiario Formal). Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended or with the Central Bank under the Central Bank Act.

         On April 16, 2001, the Central Bank agreed that, effective April 19, 2001:

            o     prior foreign exchange restrictions be eliminated; and

            o a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) be applied.

         The main objective of this change, as declared by the Central Bank, is to facilitate movement of capital in and out of Chile and encourage foreign investment.

         In connection with the change in policy, the Central Bank eliminated the following restrictions:

            o A reserve requirement with the Central Bank for a period of one year. This mandatory reserve was imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company. This reserve requirement was decreased from 30% to 0% of the proposed investment on September 16, 1998.

            o The requirement of prior approval by the Central Bank for certain operations.

            o     Mandatory return of foreign currencies to Chile.

            o     Mandatory conversion of foreign currencies into Chilean pesos.

         Under the new regulations, only the following limitations apply to these operations:

            o the Central Bank must be provided with information related to certain operations; and

            o certain operations must be conducted within the Formal Exchange Market.

         The Central Bank also eliminated Chapter XXVI of the Compendium of Foreign Exchange Regulations, which regulated the establishment of an ADR facility by a Chilean company. Pursuant to the new rules, it is not larger necessary to seek the Central Bank's prior approval in order to establish an ADR facility. The establishment of an ADR facility is now regarded as an ordinary foreign investment, and simply requires that the Central Bank be informed of the transaction and that the transaction be conducted exclusively through the Formal Exchange Market.

         Until June 26, 1998, the Compendium of Foreign Exchange Regulations required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve for one year in the form of an encaje, a non-interest bearing U.S. dollar deposit with the Central Bank in an amount equal to 30% of the proposed investment. Alternatively, foreign investors could satisfy the reserve requirement by paying the Central Bank a non-refundable amount determined based on the amount that they would have had to deposit. On June 26, 1998, the mandatory reserve was reduced to 10%, and on September 17, 1998, it was reduced to 0%. Despite this reduction in the encaje, the Central Bank may reinstate the reserve at any time in an amount of up to 40% of the proposed investment, and we cannot guarantee that the Central Bank will not do so. However, under current Chilean law, any reinstatement would apply only to those investments for which proceeds have been made available to the foreign investor subsequent to the time of such reinstatement.

         The ADSs representing our common shares are the subject of a Foreign Investment Contract, dated November 3, 1997 (as amended by an Assignment Agreement dated April 14, 2003 between Citibank, N.A. and The Bank of New York), between the Central Bank, LanChile and the depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank, which address the issuance of ADSs by a Chilean company. Without the Foreign Investment Contract, our ADS investors would not be granted access to the formal exchange market for the purpose of converting from Chilean pesos to U.S. dollars and repatriating amounts received with respect to deposited common shares or common shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them).

         The following is a summary of material provisions of the Foreign Investment Contract, a form of which was filed as an exhibit to the registration statement on Form F-1 (File No. 333-7750) that we filed in connection with our November 6, 1997 offering. This summary is not complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract (as amended).

         Under Chapter XXVI and the Foreign Investment Contract (as amended), the Central Bank agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common shares upon surrender of ADRs, access to the formal exchange market to convert Chilean pesos to U.S. dollars (and remit those dollars outside Chile) in respect of common shares represented by ADSs or withdrawn shares, including amounts received as:

            o     cash dividends;

            o proceeds from the sale in Chile of withdrawn shares or from shares distributed as a result of a liquidation, merger or consolidation of LanChile (subject to receipt by the Central Bank of a certificate from the holder of the withdrawn shares or those shares distributed (or from an institution authorized by the Central Bank) that the holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that the withdrawn shares or the distributed shares were sold on a Chilean stock exchange);

            o proceeds from the sale in Chile of preemptive rights to subscribe for additional common shares;

            o proceeds from the liquidation, merger or consolidation of LanChile;

            o proceeds from the sale in Chile of common shares received as a dividend; and

            o other distributions, including those resulting from any recapitalization resulting from holding common shares represented by ADSs or withdrawn shares.

         Chapter XXVI provides that access to the formal exchange market in connection with dividend payments is conditioned on our certifying to the Central Bank that a dividend payment has been made and that any applicable tax has been withheld. We agreed to provide this certification. Chapter XXVI also provides that access to the formal exchange market in connection with the sale of withdrawn shares, or distributions on them, is conditioned upon receipt by the Central Bank of certification by the depositary or custodian, as the case may be, that the common shares have been withdrawn in exchange for delivery of the appropriate ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect to them (except in connection with the proposed sale of the common shares) until the withdrawn shares are redeposited.

         Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase common shares pursuant to the Foreign Investment Contract must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in common shares within five banking business days in order to receive the benefits of the Foreign Investment Contract. If a person does not invest in common shares within that period, that person can access the formal exchange market to reacquire foreign currency, provided that the request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Common shares acquired as described above may be deposited in exchange for ADRs and will receive the benefits of the Foreign Investment Contract, subject to:

            o receipt by the Central Bank of a certificate from the depositary that the common shares have been deposited and that the related ADRs have been issued; and

            o receipt by the custodian of a declaration from the person making the deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited common shares.

         Access to the formal exchange market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires approval of the Central Bank based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on the request within seven banking days, the request is deemed approved.

         Under current Chilean law, the Foreign Investment Contract (as amended) cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying common shares or the repatriation of the proceeds from their disposition will not be imposed in the future, nor can there be any assessment of the duration or impact of any restrictions that are imposed.

Voting

         Holders of our common shares are entitled to one vote per share. Subject to the terms of the deposit agreement, the holders of the ADSs have the right to instruct the depositary as to the exercise of voting rights with respect to their underlying common shares.

         As soon as practicable after receipt of notice of any meeting at which the holders of common shares are entitled to vote, or solicitation of consents or proxies from holders of common shares or other deposited securities (which are defined in the deposit agreement), the depositary is required to mail holders of ADRs a notice in English containing:

            o     the information contained in the notice of the meeting;

            o a statement that each holder of ADRs at the close of business on a specified record date will be entitled, subject to Chilean law or regulations, our bylaws and the provisions governing deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities underlying the ADRs; and

            o an explanation of how those instructions may be given, including an express indication that instructions may be given to the depositary to give a discretionary proxy to a person or persons designated by us.

         If the depositary does not receive the notice of meeting at least 20 days prior to the meeting, the depositary will not be obligated to notify the holders and will not vote or cause the deposited securities to be voted. Upon the written request of a holder of ADRs on the record date, received on or before the date established by the depositary for that purpose, the depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law, the provisions of our bylaws and the provisions governing deposited securities, to vote or cause to be voted (or to grant a discretionary proxy to a person or persons designated by us to vote) the deposited securities underlying the ADRs in accordance with any instructions set forth in that request. If the depositary does not receive any instructions from a holder of ADRs with respect to any of the deposited securities underlying that holder's ADRs prior to the date established by the depositary for that purpose, the depositary shall deem that holder of ADRs to have instructed the depositary to give a discretionary proxy to a person designated by the board of directors to vote the underlying common shares subject to certain limitations set forth in the deposit agreement. There are no restrictions on the voting rights of holders of ADRs evidencing ADSs with respect to the common shares they represent thereby under Chilean law or the deposit agreement.

Exchange Rates

         Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Chilean Central Bank Act liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out exclusively in the formal exchange market, which is formed by the banks and other entities authorized by the Central Bank. All payments and distributions with respect to the ADSs must be conducted exclusively in the formal exchange market.

         For purposes of the operation of the formal exchange market, the Central Bank sets a reference exchange rate (dolar acuerdo). The Central Bank resets the reference exchange rate monthly, taking internal and external inflation into account, and adjusts the reference exchange rate daily to reflect variations in parities between the Chilean peso and the U.S. dollar, the Japanese yen and the euro.

         The observed exchange rate is the average exchange rate at which transactions were actually carried out in the formal exchange market on a particular day, as certified by the Central Bank on the next banking day.

         Prior to September 3, 1999, the Central Bank was authorized to buy or sell dollars in the formal exchange market to maintain the observed exchange rate within a specified range above or below the reference exchange rate. On September 3, 1999, the Central Bank eliminated the exchange band. As a result, the Central Bank may buy and sell foreign exchange in the formal exchange market in order to maintain the observed exchange rate at a level the Central Bank determines.

         Purchases and sales of foreign exchange may be effected outside the formal exchange market through the non-formal exchange market, (Mercado Cambiario Informal) established by the Central Bank in 1990. There are no limits on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate.

         Although our results of operations have not been significantly affected by fluctuations in the exchange rates between the peso and the U.S. dollar because our functional currency is the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. Even though the majority of our revenues are denominated in or pegged to the U.S. dollar, the Chilean government's economic policies affecting foreign exchange and future fluctuations in the value of the peso against the U.S. dollar could adversely affect our results of operations and an investor's return on an investment in ADSs.

Chilean Tax Considerations

         The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in effect on the date of this Annual Report, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a "Foreign Holder"). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

         Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

         Cash Dividends and Other Distributions.

         Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax we actually pay on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of distributable income, the credit for First-Category Tax we pay is proportionately reduced. Presently, the First Category Tax rate is 16.5%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16.5% and a distribution of 30% of the consolidated net income of the Company distributable after payment of the First-Category Tax:

   The Company's taxable income........................................ 100.0
   First Category Tax (16.5% of Ch$100)................................ (16.50)
   Net distributable income............................................  83.50
   Dividend distributed (30% of net distributable income)..............  25.05
   Withholding Tax (35% of the sum of Ch$25.05 dividend plus
    Ch$4.63 First Category Tax paid)................................... (10.39)
   Credit for 30% of First-Category Tax................................   4.63
   Net additional tax withheld.........................................  (5.76)
   Net dividend received...............................................  19.29
   Effective dividend withholding rate.................................  22.98%

         In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

          (Withholding Tax rate) - (First Category Tax effective rate)
                    1 - (First Category Tax effective rate)

         Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First-Category Tax that the we paid. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to the Audited Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends we paid will vary depending upon the amount of First Category Tax we paid on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16.0%, which resulted in an effective rate of Withholding Tax of 22.60%. In 2003, the First Category Tax rate will be 16.5% , which results in an effective rate of Withholding Tax of 22.98%, and from 2004 onwards the First Category Tax rate will be 17%, which results in an effective rate of Withholding Tax of 23.30%.

         For dividends attributable to our profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10%, 15%, 16%, or 16.5% the effective overall combined tax rate imposed on our distributed profits will be 35%.

         Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

         Gain from the sale or other disposition by a Foreign Holder of ADSs (or ADRs evidencing ADSs) outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Shares in exchange for ADRs will not be subject to any Chilean taxes.

         Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if:

            o the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares;

            o the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares; or

            o the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

         In all other cases, gain on the disposition of common shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 16.5%). Gain recognized in the transfer of Common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Common shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of common shares governed by the Chilean Securities Market Act. The Common shares must also have been acquired either in a stock exchange, within the referred process of a public tender of common shares governed by the Chilean Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Common shares are considered to have a high presence in the stock exchange when they:

            o     are registered in the Securities Registry,

            o     are registered in a Chilean Stock exchange, and

            o     have an adjusted presence equal to or above 25%.

         To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (approximately US$4,800) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply if the transaction involves an amount of Common shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Chilean Securities Market Act or the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

         As of June 19, 2001, capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors" such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law (Law No.18,045, of October 22, 1981), or in any other form authorized by the SVS. To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

            o An investment fund that offers its common shares or quotas publicly in a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS;

            o An investment fund registered with a regulatory agency or authority from a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

            o An investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

            o A pension fund that is formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

            o     A Foreign Capital Investment Fund, as defined in Law No.
                  18,657; or

            o Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos ("SII").

         The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the common shares it invests in, nor possess or participate in 10% or more of the capital or the profits of such corporations.

         Other requirements for the exemption to apply are that the referred foreign institutional investors must execute a written contract with a bank or a stock broker, incorporated in Chile. In this contract, the bank or stock broker must undertake to perform purchase and sale orders, verify the applicability of the tax exemption and inform the SII of the investors it works with and the transactions it performs. Finally, the foreign institutional investor must register with the SII by means of a sworn statement issued by the entity referred to above (the bank or stock broker).

         The tax basis of common shares received in exchange for ADRs will be the acquisition value of the common shares on the date of exchange. The valuation procedure set forth in the Deposit Agreement, which values common shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for common shares and the immediate sale of the common shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

         The exercise of preemptive rights relating to the common shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the common shares will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

         Other Chilean Taxes

         There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the common shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or common shares.

         Withholding Tax Certificates

         Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First Category Tax).

United States Tax Considerations

         The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares and ADSs to a beneficial holder of a common share or ADS of the Company that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs. In this annual report on Form 20-F, we call these holders "U.S. Holders." This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended, which we call the "Code", such as dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, holders of 10 percent or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle or persons whose functional currency is not the U.S. dollar. Prospective purchasers who are U.S. Holders are advised to satisfy themselves as to the overall United States federal, state and local tax consequences of their ownership of ADRs and the underlying common shares by consulting their own tax advisors.

         The statements of United States tax laws set out below are based on the laws in force as of the date this annual report was filed and may be subject to changes in United States law occurring after that date, including changes that may have retroactive effect.

         ADRs

         In general, if you are a U.S. Holder of ADRs evidencing our ADSs, you will be treated, for United States federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs and evidenced by those ADRs.

         Taxation of Dividends

         If you are a U.S. Holder, cash dividends paid out of our current or accumulated earnings and our profits (as determined for United States federal income tax purposes) with respect to common shares or ADSs, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be includible in your gross income as ordinary income on the day on which you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Code. If you are a U.S. Holder, dividends paid in pesos generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars after they are received.

         Under new rules applicable to dividends received in respect of our shares or ADSs after December 31, 2002 and before January 1, 2009, an individual U.S. holder generally will be subject to taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (60 days or less) or hedged positions. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

         Subject to generally applicable limitations and conditions under the Code, the Chilean Withholding Tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income." U.S. Holders are not be allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which their expected economic profit, is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

         U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income tax. The basis of the new common shares or rights received will be determined by allocating the U.S. Holder's basis in the old common shares between the old common shares and the new common shares or rights received, based on their relative fair market values on the date of distribution. The basis of the rights will be zero, however, if (i) the fair market value of the rights is less than 15 percent of the fair market value of the old common shares at the time of the distribution (unless the U.S. Holder nonetheless elects, in the U.S. Holder's federal income tax return for the taxable year in which the rights are received, to make the allocation described above) or (ii) the rights expire without benefit to the U.S. Holder.

         A "Non-U.S. Holder," or a holder of ADSs or common shares that is a foreign corporation or a non-resident alien individual, generally will not be subject to United States federal income or withholding tax on dividends received on ADSs or common shares, unless that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

         Taxation of Capital Gains

         If you realize gain on the sale, exchange or other disposition of ADSs or common shares, that gain will be capital gain and generally will be long-term gain or loss if the common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a reduced tax rate. The net amount of long-term capital gain recognized by an individual after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

         A U.S. Holder that sells the preemptive rights received in respect of ADSs or common shares prior to exercise of those rights will recognize gain or loss equal to the difference between the proceeds on the sale and the U.S. Holder's basis, if any, in the rights sold. The gain or loss would be characterized as capital gain or loss at the time of sale. If, however, a U.S. Holder does not exercise the rights it receives in respect of ADSs or common shares before those rights lapse, the U.S. Holder will not recognize gain or loss on the expiration, and no adjustment will be made to the basis of the ADSs or common shares the U.S. Holder owns.

         Any gain a U.S. Holder realizes will generally be treated as United States source income for United States foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, would be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares.

         Deposits and withdrawals of common shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

         A Non-U.S. Holder generally will not be subject to United States federal income tax on a gain from the sale or other disposition of ADSs or common shares unless (i) the gain is effectively connected with the conduct of a trade or business within the United States or (ii) in the case of a gain realized by a Non-U.S. Holder that is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

         Backup Withholding and Information Reporting

         Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

         A Non-U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

         HOLDERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CHILEAN, U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAX LAWS.

Documents on Display

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, some of our SEC filings, including those filed on and after November 4, 2002, are also available to the public through the SEC's website at www.sec.gov.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We face market risk exposures in three main areas:

            o     jet fuel price fluctuations;

            o     interest rate fluctuations; and

            o     exchange rate fluctuations.

         We periodically review our exposure to risks arising from these fluctuations and determine at our senior management level how to hedge these risks. We manage jet fuel price fluctuation risk through hedging transactions in the foreign derivatives market. We have also entered into hedging transactions with respect to interest rate risks in order to reduce the impact of exchange rate fluctuations. We do not enter into forward contracts, swaps, collars or other derivatives for speculative purposes. The derivative instruments we hold are not leveraged, and we hold them only for purposes of offsetting market exposures.

Risk of Fluctuations in Jet Fuel Prices

         Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude oil and global political factors. In order to minimize the risk of jet fuel price fluctuations, we enter into hedging contracts in the jet fuel market or in the West Texas Intermediate (WTI) market. Our decision to enter into these contracts, whether in the jet fuel market or in the WTI market, depends on the relative price of each commodity at the trade date.

         The type of hedging contracts we enter into are call and put options in order to predetermine a band (costless collar) in which the price we pay for jet fuel will be limited by a minimum and maximum price, and swap contracts in order to fix the price of future jet fuel purchases.

         Under costless collar contracts, for any price that is above the predetermined ceiling price, we receive the difference between the market and the ceiling price for a given quantity of jet fuel. For any price below the pre-determined floor price, we pay the difference between the market and the floor price. Pursuant to swap contracts, we pay or receive, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts.

         We are exposed to fuel hedging transaction losses in the event of nonperformance by counterparties. To manage this credit risk, we select counterparties based on their credit ratings, limit our exposure to any one counterparty under defined guidelines and monitor our relative market position with each counterparty.

         During 2000, 2001 and 2002 we entered into a mix of costless collar contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 78.0 million gallons, 137.0 million gallons and 123.8 million gallons, respectively (which represents 34.7%, 55.9% and 50.4%, respectively, of our total fuel consumption). The result of such contracts was a gain of approximately US$8.1 million in 2000, a loss of approximately US$10.5 million in 2001 and a loss of approximately US$5.5 million in 2002. At December 31, 2000 the fair value of the outstanding swap contracts was estimated at positive US$2.5 million, for which there is no associated cost. At December 31, 2001 the fair value of the outstanding swap contracts was estimated at negative US$15.3 million, for which there is no associated cost. At December 31, 2002, the fair value of the outstanding swap contracts was estimated at positive US$5.279 million for which there is no associated cost.

         Gains and losses on the hedging contracts referred to above are recognized as a non-operating item (on the miscellaneous net line) in our income statement when the underlying fuel being hedged is consumed. Premiums paid to enter into hedging contracts are recorded as prepaid expenses and are amortized to our results of operations over the respective contract periods.

         According to Chilean GAAP, the positive fair value of these jet fuel derivatives is reflected in the balance sheet as other long-term assets, and the negative fair of these operations value is reflected in other long-term liabilities.

Risk of Fluctuations in Interest Rates

         As of December 31, 2002, approximately 26% of our interest-bearing debt (including our long-term, short-term and dollar-denominated debt), was exposed to interest rate risks. The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2002, US$689 million in principal amount of LIBOR-based interest-bearing debt outstanding.

         In order to reduce the impact of interest rate fluctuations on our debt obligations, in May 1999, we entered into an interest rate swap contract with a financial institution for a notional amount of approximately US$50 million in order to fix the LIBOR base rate for a period of five years. Based on current interest rates, the fair value of this contract at December 31, 2002 was estimated to be at negative US$1.9 million. There is no associated cost to this contract. In 2002, we paid approximately US$1.6 million relating to our position under this contract.

         In May 2001, we also entered into six swap contracts in order to hedge our floating rate-exposure on US$329 million of our debt. Pursuant to these contracts, we pay or receive, depending on the case, the difference between the agreed fixed rate and the floating rate, calculated on the notional amount of each contract. There is no associated cost to these contracts. In 2002, we paid approximately US$12.3 million relating to our position under these contracts. The fair value of these contracts as of December 31, 2002 was estimated to be at negative US$32.7 million.

         According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

         During 2002, we entered into a Treasury rate lock contract in order to hedge the exposure of changes to the five-year treasury rate before entering into the US$40.0 million securitization tranche of credit card receivables in the United States. For more information, see "Information on the Company--Credit Card Receivables Securitization and Other Matters" in Item 4. The gains or losses on such contracts are recognized as a component of interest expenses in our financial statements amortized over the life of the securitization. This operation was settled the day that we issued the securitization, and it involved a total payment of US$3.4 million, of which we recognized US$200,000 as interest expense in 2002. As of December 31, 2002, we recognized a loss of approximately US$0.2 million related to this contract. Since this operation had already been settled, as of December 31, 2002, there was no fair value associated to it.

         The following table summarizes our principal payment obligations on our debt as of December 31, 2002 and the related average interest rates. The average interest rate for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2002 for each loan.

                                                  Principal payment obligations by year of expected maturity(1)
                                                                        (in US$ thousands)
                              Average
     Liabilities         Interest Rate(2)       2003         2004        2005        2006         2007     Thereafter
U.S. dollars........       LIBOR+0.437%       61,373        70,005      62,966      64,245       67,660     347,854

-------------
(1)   At cost, which approximates market value.
(2) Average interest rate means the average prevailing interest rate on December 31, 2002 on our debt.


Risk of Variation in Foreign Currency Exchange Rates

         Because approximately 89% of our operating revenues and approximately 80% of our operating expenses are denominated in U.S. dollars, our revenues and expenses create a partial natural hedge with each other. However, because we conduct business in local currencies in twelve countries, we face the risk of variation in foreign currency exchange rates. For more information, see Note 25 to our consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, Argentine peso, Mexican nuevo peso, Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2002, we had no foreign exchange hedging contracts outstanding.

         Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2002 was as follows:

                                  US          % of          Chilean      % of         Other       % of
                                dollars      total           pesos       total      currencies    total       Total
                                -------      -----           -----       -----      ----------    -----       -----
Current assets                  337,779      81.23%          57,613     13.85%        20,447      4.92%      415,839
Other assets                  1,161,486      99.31%           7,954      0.68%           161      0.01%    1,169,601
Total assets                  1,499,265      94.56%          65,567      4.14%        20,608      1.30%    1,585,440

Current liabilities             412,753      89.89%          39,694      8.64%         6,749      1.47%      459,196
Long-term liabilities           811,005      99.70%           1,582      0.19%           869      0.11%      813,456
Total liabilities and         1,536,546      96.92%          41,276      2.60%         7,618      0.48%    1,585,440
shareholders' equity


ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

         Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

         There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.

         Not applicable.
                                    PART III

ITEM 17.      FINANCIAL STATEMENTS

         Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18.      FINANCIAL STATEMENTS

         See pages F-1 through F-54, incorporated herein by reference. The following is an index of the financial statements in the referenced pages.

      Consolidated Financial Statements for Lan Chile S.A. and Subsidiaries

                                                                           Page
Reports of independent accountants.....................................     F-1
Consolidated balance sheet.............................................     F-2
Consolidated statement of income.......................................     F-4
Consolidated statement of cash flows...................................     F-5
Notes to consolidated financial statements.............................     F-7

ITEM 19.      EXHIBITS

      Documents filed as exhibits to this annual report:

1.1 Bylaws (Estatutos) of Lan Chile S.A. (together with an English translation)*.

2.1 Deposit Agreement, dated as of November 1, 1997, among LanChile, Citibank, N.A. as depositary, and the holders from time of the American Depositary Receipts issued thereunder, to which is attached the form of American Depositary Receipt**.

2.2 Foreign Investment Contract, dated November 3, 1997, between the Central Bank, LanChile and Citibank, N.A. as Depositary+.

4.1 Purchase Agreement between Lan Chile S.A. and Airbus Industrie, dated August 1999, regarding the purchase of seven Airbus A340 series aircraft++.

8.1   Subsidiaries.

99.0  Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

------------------
*     Incorporated by reference to annual report No. 001-14728 on Form 20-F.

**    Incorporated by reference to registration statement No. 001-14728 on Form
      8-A.

+     Incorporated by reference to registration statement No. 333-7750 on Form
      F-1.

++ Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 1999. Portions of Exhibit 4.1 have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                                        Lan Chile S.A.

                                               /s/ ALEJANDRO DE LA FUENTE GOIC
                                               -------------------------------
                                                   Alejandro de la Fuente Goic
                                                   Chief Financial Officer

Date: June 30, 2003

Certification Required
by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934


I, Enrique Cueto Plaza, certify that:

1.    I have reviewed this annual report on Form 20-F of Lan Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003


                                                    /s/ ENRIQUE CUETO PLAZA
                                                    -----------------------
                                                        Enrique Cueto Plaza
                                                        Chief Executive Officer

Certification Required
by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934


I, Alejandro de la Fuente Goic, certify that:


1.    I have reviewed this annual report on Form 20-F of Lan Chile S.A.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




                                               /s/ ALEJANDRO DE LA FUENTE GOIC
                                               -------------------------------
                                                   Alejandro de la Fuente Goic
                                                   Chief Financial Officer

Date: June 30, 2003

LAN CHILE S.A.

Consolidated financial statements

December 31, 2002









CONTENTS

Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements





     Ch$  -  Chilean pesos
     US$  -  United States dollars
   ThUS$  -  Thousands of United States dollars
      UF - The UF is a Chilean inflation-indexed, peso-denominated monetary unit which is set daily in advance based on the previous month's inflation rate




PriceWaterHouseCoopers logo

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lan Chile S.A.



We have audited the accompanying consolidated balance sheets of Lan Chile S.A. and its subsidiaries (the "Company") as of December 31, 2001 and 2002 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statements of income and of cash flows for the year ended December 31, 2000 of Lan Chile Cargo S.A., a consolidated subsidiary, which statements reflect total operating revenues representing 20.45% of consolidated total revenues for the year ended December 31, 2000. These statements were audited by other auditors whose report thereon have been furnished to us and our opinion, insofar as it relates to the amounts included for Lan Chile Cargo S.A., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors in 2000, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lan Chile S.A. and its subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2000, 2001 and 2002 and the determination of shareholders' equity and consolidated financial position at December 31, 2001 and 2002 to the extent summarized in Note 25 to the consolidated financial statements.


/s/ PRICEWATERHOUSECOOPERS

Santiago, Chile
February 27, 2003

                         LAN CHILE S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                                    At December 31,
               ASSETS                                                           2001              2002
               ------                                                           ----              ----
                                                                                 (In thousands of US$)
CURRENT ASSETS
    Cash .................................................................        6,903            3,326
    Time deposits.........................................................       66,528          125,476
    Marketable securities.................................................            -           30,619
    Accounts receivable- trade and other, net (Note 4)....................      164,593          160,349
    Notes and accounts receivable from related companies (Note 14)........        9,813            4,665
    Inventories, net (Note 5).............................................       33,697           35,385
    Prepaid and recoverable taxes.........................................       10,736            8,674
    Prepaid expenses (Note 6).............................................       31,896           28,338
    Deferred income tax assets (Note 13)..................................        5,198            5,215
    Other current assets (Note 7).........................................        5,654           13,792
                                                                             ----------       ----------
         Total current assets.............................................      335,018          415,839
                                                                             ----------       ----------

PROPERTY AND EQUIPMENT (net) (Note 8).....................................      985,764        1,026,434
                                                                             ----------       ----------

OTHER ASSETS
    Investments (Note 9)..................................................        2,111            2,419
    Goodwill and negative goodwill (Note 9)...............................       41,938           47,870
    Notes and accounts receivable from related companies (Note 14)........       14,706              281
    Long-term accounts receivable.........................................        6,362            9,438
    Advances for purchases of aircraft and other deposits (Note 10).......       39,418           41,507
    Other (Note 11).......................................................       10,194           41,652
                                                                             ----------       ----------
         Total other assets...............................................      114,729          143,167
                                                                             ----------       ----------
         Total assets.....................................................    1,435,511        1,585,440
                                                                             ==========       ==========

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

                         LAN CHILE S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                    At December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                            2001              2002
------------------------------------                                            ----              ----
                                                                                 (In thousands of US$)
CURRENT LIABILITIES
    Current portion of long-term loans from financial institutions
      (Note 15)...........................................................       52,154           61,373
    Current portion of long-term leasing obligations (Note 17)............       20,544            3,909
    Securitization obligation (Note 16)...................................       10,538           11,275
    Dividends payable.....................................................            -            8,958
    Accounts payable .....................................................      153,468          158,294
    Notes payable.........................................................            7               81
    Notes and accounts payable to related companies (Note 14).............          101              235
    Air traffic liability ................................................       93,361          113,784
    Other current liabilities (Note 12)...................................       92,420          101,287
                                                                             ----------       ----------
         Total current liabilities........................................      422,593          459,196
                                                                             ----------       ----------

LONG-TERM LIABILITIES
    Loans from financial institutions (Note 15)...........................      589,468          612,730
    Securitization obligation (Note 16)...................................       39,613           68,338
    Other creditors.......................................................           98           35,693
    Notes and accounts payable to related companies (Note 14).............          854            1,269
    Provisions (Note 12)..................................................       77,113           62,173
    Obligations under capital leases (Note 17)............................          337           10,854
    Deferred income tax liabilities (Note 13).............................       14,702           22,399
                                                                             ----------       ----------
         Total long-term liabilities......................................      722,185          813,456
                                                                             ----------       ----------

MINORITY INTEREST.........................................................        2,201            3,926
                                                                             ----------       ----------

COMMITMENTS AND CONTINGENCIES (Note 21)...................................            -                -
                                                                             ----------       ----------

SHAREHOLDERS' EQUITY (Note 18)
    Common stock (318,909,090 shares).....................................      134,303          134,303
    Reserves..............................................................        2,620            2,620
    Retained earnings.....................................................      151,609          171,939
                                                                             ----------       ----------
         Total shareholders' equity.......................................      288,532          308,862
                                                                             ----------       ----------
         Total liabilities and shareholders' equity.......................    1,435,511        1,585,440
                                                                             ==========       ==========

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

                         LAN CHILE S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME



                                                                            For the years ended
                                                                                December 31,
                                                                  ---------------------------------------
                                                                  2000              2001             2002
                                                                  ----              ----             ----
                                                                           (In thousands of US$)
REVENUES
    Passenger.................................................    750,679           803,014         803,718
    Cargo.....................................................    593,518           539,485         520,791
    Other.....................................................     80,957            85,842         127,925
                                                                ---------         ---------       ---------
         Total operating revenues (Note 24)...................  1,425,154         1,428,341       1,452,434
                                                                ---------         ---------       ---------

EXPENSES
    Wages and benefits (Note 19)..............................    200,260           203,021         215,278
    Aircraft fuel.............................................    232,612           222,402         205,524
    Commissions to agents.....................................    223,456           200,533         192,686
    Depreciation and amortization.............................     42,035            51,936          67,817
    Passenger services........................................     34,321            35,867          32,308
    Aircraft rentals..........................................    118,913           146,438         159,793
    Aircraft maintenance......................................     84,689           105,209          95,144
    Other rentals and landing fees............................    251,789           244,865         228,736
    Other operating expenses (Note 19)........................    161,801           167,818         193,085
                                                                ---------         ---------       ---------
         Total operating expenses.............................  1,349,876         1,378,089       1,390,371
                                                                ---------         ---------       ---------
         Operating income.....................................     75,278            50,252          62,063
                                                                ---------         ---------       ---------

OTHER INCOME AND EXPENSES
    Interest income...........................................      5,261             5,476           3,757
    Interest expense..........................................    (31,669)          (35,463)        (40,758)
    Other income (expense) - net (Note 20)....................     10,039            (8,382)         13,186
                                                                ---------         ---------       ---------
         Total other income (expense).........................    (16,369)          (38,369)        (23,815)
                                                                ---------         ---------       ---------

Income before minority interest...............................     58,909            11,883          38,248
Minority interest.............................................       (116)           (1,593)           (434)
                                                                ---------         ---------       ---------
         Income before income taxes...........................     58,793            10,290          37,814
Income taxes (Note 13)........................................    (10,407)              552          (7,006)
                                                                ---------         ---------       ---------
NET INCOME....................................................     48,386            10,842          30,808
                                                                =========         =========       =========


The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

                         LAN CHILE S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            For the years ended
                                                                                December 31,
                                                                  ---------------------------------------
                                                                  2000              2001             2002
                                                                  ----              ----             ----
                                                                           (In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
    Collection of trade accounts receivable...................  1,452,095         1,451,906       1,514,977
    Interest income...........................................      2,378             2,649           1,343
    Other income received.....................................     10,617             7,327          30,102
    Payments to suppliers and personnel....................... (1,276,101)       (1,248,404)     (1,338,368)
    Interest paid.............................................    (37,365)          (32,271)        (39,363)
    Income tax paid...........................................       (102)             (120)         (1,087)
    Other expenses paid.......................................       (479)           (5,762)        (12,262)
    Value-added tax and similar payments .....................    (16,826)          (19,768)        (16,517)
                                                                ---------         ---------       ---------
         Net cash provided by operating activities............    134,217           155,557         138,825
                                                                ---------         ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Loans obtained............................................     88,133           245,475         163,551
    Securitization proceeds...................................          -                 -          40,000
    Other loans from related companies........................          -               669               -
    Dividend payments.........................................    (10,447)          (14,539)         (1,454)
    Loans repaid..............................................    (30,309)          (32,246)       (120,646)
    Other ....................................................       (177)           (9,849)        (16,788)
                                                                ---------         ---------       ---------
         Net cash provided by financing activities............     47,200           189,510          64,663
                                                                ---------         ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisitions of property and equipment....................   (145,566)         (341,271)       (192,627)
    Proceeds from sales of property and equipment.............      4,231             7,218          81,842
    Loans to related companies................................       (677)          (12,227)              -
    Collection of loans from related companies................          -             1,900               -
    Sale of investments ......................................          -             6,044               -
    Investments made..........................................     (6,462)           (4,433)         (4,139)
    Other.....................................................     (3,940)              (83)         (3,796)
                                                                ---------         ---------       ---------
         Net cash used in investing activities................   (152,414)         (342,852)       (118,720)
                                                                ---------         ---------       ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS.....................     29,003             2,215          84,768

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR................     43,435            72,438          74,653
                                                                ---------         ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR......................     72,438            74,653         159,421
                                                                =========         =========       =========

                    RECONCILIATION OF NET INCOME TO NET CASH
                        PROVIDED BY OPERATING ACTIVITIES

                                                                            For the years ended
                                                                                December 31,
                                                                  ---------------------------------------
                                                                  2000              2001             2002
                                                                  ----              ----             ----
                                                                           (In thousands of US$)
NET INCOME FOR THE YEAR.......................................     48,386            10,842          30,808

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES
    Depreciation..............................................     39,702            49,022          64,094
    Gain on sales of investments..............................          -            (5,997)              -
    Gain on sales and retirements of property and equipment...       (174)             (539)           (762)
    Proportional share of results of equity method investments      2,686               490             355
    Amortization of goodwill..................................      2,083             2,417           3,148
    Minority interest.........................................        116             1,593             434
    Write-offs and provisions.................................      6,492             8,493          11,768
    Foreign exchange losses...................................      5,667             3,816           4,699
    Other.....................................................       (646)           (4,470)           (295)

CHANGES IN ASSETS AND LIABILITIES
    Decrease (increase) in accounts receivable - trade........    (32,226)           36,098         (15,045)
    Decrease (increase) in inventories........................       (483)           (7,957)         (1,824)
    Decrease (increase) in other assets.......................    (20,242)           (8,169)        (32,277)
    Increase (decrease) in accounts payable...................     71,041            63,272          65,048
    (Decrease) increase in other liabilities..................     11,815             6,646           8,674
                                                                  -------           -------         -------
         Net cash provided by operating activities............    134,217           155,557         138,825
                                                                  =======           =======         =======

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.


                         LAN CHILE S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                              AT DECEMBER 31, 2002


NOTE 1 - THE COMPANY

Lan Chile S.A. ("Lan Chile" or the "Company") is the largest domestic and international passenger/cargo air carrier in Chile and one of the leading airlines in Latin America. Together with its code-share arrangements and affiliated airlines, the Company serves 15 destinations in Chile, 8 destinations in Peru, 17 destinations in Latin America, 25 destinations in North America, 8 destinations in Europe and 4 in the South Pacific. Currently, the Company operates 46 passenger aircraft and 10 cargo freighters. Lan Chile has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is an Open Chilean Corporation ("Sociedad Anonima Abierta") whose common stock is listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the "Superintendency") and the U.S. Securities and Exchange Commission.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

a)   Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, which include the accounting standards of the Superintendency. The preparation of financial statements in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

b)   Consolidation

The consolidated financial statements for the years 2000, 2001 and 2002 include the following subsidiaries:


                                                                                December 31,
                                                                      --------------------------------
                                                                      2000          2001          2002
                                                                      ----          ----          ----
Percentage of direct and indirect ownership:
    Lan Chile Investements Limited                                        -             -        100.00
    Lan Peru S.A.                                                         -         70.00         70.00
    Inversiones Lan S.A. and subsidiaries                             99.71         99.71         99.71
    Lan Chile Cargo S.A. (formerly Ladeco S.A.) and subsidiaries      99.85         99.85         99.85
    Inmobiliaria Aeronautica S.A.                                    100.00        100.00        100.00
    Comercial Masterhouse S.A.                                       100.00        100.00        100.00
    Sistemas de Distribucion Amadeus Chile S.A.                      100.00        100.00        100.00
    Lan Courier S.A. and subsidiary                                  100.00        100.00        100.00
    Lan Card S.A.                                                         -        100.00        100.00
    Lan Pax Group S.A.                                                    -        100.00        100.00
    Lan Cargo Group S.A.                                                  -        100.00        100.00
    Linea Aerea Nacional Chile S.A.                                       -        100.00        100.00


The effects of significant transactions between the subsidiaries have been eliminated in the consolidation and the participation of minority shareholders is shown in these financial statements under Minority interest in the consolidated balance sheets and statements of income.

Lan Chile Cargo S.A. (formerly Ladeco S.A.) and subsidiaries

Lan Logistics, Corp. (formerly Lan Express Inc.), a wholly-owned subsidiary of Lan Chile Cargo S.A., was not consolidated for Chilean GAAP purposes at December 31, 2001 and 2000 because it was in the development stage. In 2002 the development phase of this subsidiary was completed.

On September 25, 2002, LanLogistics, Corp acquired the remaining 40% ownership in its affiliate Skyworld International Couriers, Inc. LanLogistics paid for this increase by providing services valued at ThUS$ 618 and by transferring its 75% ownership interest in SkyPost, Inc to Skyworld.

On July 31, 2002, LanLogistics, Corp. paid ThUS$ 2,280 to increase its ownership interest in Lan Box, Inc. from 60% to 75%.

On April 3, 2002, a subsidiary of Lan Chile Cargo S.A. paid Th$US 400 for 550,00 shares of Vimalcor S.A. which amounted to 50% of the company.

On March 28, 2002, Mas Investment Limited (Bahamas) paid ThUS$ 2,250 for 302,980 shares of Promotora Aerea Latinoamericana S.A.

Lan Peru S.A.

During July 2001, a susidiary of Lan Chile Cargo S.A. acquired an additional 21% ownership interest in Lan Peru S.A. increasing its total ownership from 49% to 70%. As a result, Lan Peru S.A. (which was previously an equity method investee) became a consolidated subsidiary beginning in August 2001.

c)   Use of estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), obsolescence, income tax liabilities, and contingent liabilities.

d) Price-level restatements

The financial statements of certain subsidiaries have been restated through the application of monetary correction rules in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics.

e) Foreign currency transactions

Lan Chile and certain subsidiaries are authorized to maintain their accounting records and prepare their financial statements in US dollars. Because the US dollar is the reporting currency, monetary assets and liabilities denominated in other currencies are translated to US dollars at the exchange rates prevailing on December 31 of each year. The income statement accounts are shown translated into US dollars at the exchange rates on the dates of the transactions.

Foreign currency transaction gains and losses are included in the Statements of income in Other non-operating expenses (net losses of ThUS$ 5,667 in 2000, ThUS$ 3,816 in 2001 and ThUS$ 4,699 in 2002).

f)   Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g) Allowance for bad debts

The Company maintains an allowance for bad debts based on an analysis of the aging of the outstanding balances as well as other relevant information.

h)   Inventories

Inventories include spare parts and materials that will be consumed and used in third-party maintenance services within one year. They are stated at the lower of cost (determined by the average cost method) or market.

i) Other current assets

Items included herein mainly correspond to repurchase agreements with maturities not exceeding 90 days and security deposits with terms not exceeding one year. They are shown at their initial value plus accrued interest. Deposits which are to be refunded after one year are included in Other assets.

j) Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets, with the exception of aircraft and engines owned by the Company, which are depreciated on the basis of hours flown.

The residual values and basis of depreciation used for the principal asset classifications are:

     Asset classification             Residual Value   Basis of depreciation
     --------------------             --------------   ---------------------
                                             %
Boeing 767-300 F aircraft                   36         Hours flown
Boeing 767-300 ER aircraft                  36         Hours flown
Boeing 737-200 ADV aircraft                 36         Hours flown
Boeing 767-200 ER aircraft                  36         Hours flown
DC-8  61-F                                  36         Hours flown
Airbus A-320                                36         Hours flown
Engines 767                                 36         Hours flown for engines
                                                       and useful life for
                                                       rotating parts (10-18
                                                       years)
Engines 737                                 15         Hours flown for engines
                                                       and useful life for
                                                       rotating parts (10-15
                                                       years)
Engines Airbus A-320                        36         Hours flown
Engines Airbus A-340                        36         Hours flown
Rotating parts                              15         Useful life (10-18 years)
Buildings                                    -         Useful life (10-50 years)
Communications and computer equipment        -         Useful life (5-10 years)
Furniture and office equipment               -         Useful life (3-10 years)

Property and equipment include the revaluation increment arising from the technical appraisals of certain assets carried out in prior years in accordance with instructions issued by the Superintendency.

Inventories of materials and spare parts, net of provisions for obsolescence, which are included under Other fixed assets, are stated at their average cost.

The Company has entered into capital lease agreements relating to an aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract.

The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations, net of the corresponding deferred interest.

Purchased computer software is capitalized in Other assets and the cost is amortized over a maximum period of four years in accordance with the instructions of the Superintendency.

Disbursements for the development of internal use software are charged to the results of operations as incurred.

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets may be impaired and the undiscounted future cash flows estimated to be generated by these assets are less than the assets' net book value. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

k) Investments in related companies

Investments in related companies are included in Other assets using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company's proportional share in the net income (or loss) of each investee is recognized in the Non-operating income or expense classification of the statements of income on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees.

l) Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

m)   Sale leaseback

Gains and losses on sale leaseback transactions are deferred and recognized over the terms of the lease agreements.

n) Air traffic liability and revenue

Passenger ticket sales are recorded when sold as air traffic liability in the consolidated balance sheet. Passenger and cargo revenues are recognized when the transportation service is provided, which in the case of passenger revenues reduces the air traffic liability. Commissions payable related to such unearned revenues are shown deducted from the air traffic liability.

o) Aircraft and engine maintenance costs

Minor and other unscheduled maintenance costs of aircraft and engines are charged to income as incurred. Costs of major programmed maintenance are accrued based on the use of the aircraft and engines (flying hours).

p)   Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000 which were not previously recorded are recognized in income beginning in 2000 as the temporary differences reverse.

q)   Lan Pass awards and Lan Corporate

The estimated incremental cost of providing free travel awards under the Lan Pass and Lan Corporate programs are accrued based on the accumulated kilometers for each passenger at the end of each year and by the conditions established by the program.

r)   Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees.

s)   Derivative instruments

These relate to hedging contracts which the Company records on the balance sheet as assets or liabilities measured at fair value. Changes in fair value are presented in the balance sheet as unrealized gains or losses. When contracts are closed, the unrealized gains or losses on the instrument are recognized in earnings.

t) Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows:

                                                         At December 31,
                                                       2001            2002
                                                       ----            ----
                                                      (In thousands of US$)

Cash     ...........................................   6,903            3,326
Time deposits.......................................  66,528          125,476
Marketable securites................................       -           30,619
Repurchase agreements (Note 7)......................   1,222                -
                                                     -------         --------
         Total......................................  74,653          159,421
                                                     =======         ========

u)   Capitalized interest

Interest paid on funds used to acquire new aircraft is capitalized as an additional cost of the related assets. Interest is capitalized based on the Company's weighted average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. Interest capitalized totaled ThUS$ 2,926, ThUS$ 1,313 and ThUS$ 3,162 during 2000, 2001 and 2002, respectively.

v)   Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 14,608 in 2000, ThUS$ 13,693 in 2001 and ThUS$ 9,001 in 2002.

w)   Reclassifications

Certain 2000 and 2001 amounts in the accompanying financial statements have been reclassified to conform to the 2002 presentation. The reclassifications had no effect on previously reported net income or shareholders' equity.

NOTE 3 - CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies that affect the comparability of these consolidated financial statements for all periods presented.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:
                                                             At December 31,
                                                           2001            2002
                                                           ----            ----
                                                          (In thousands of US$)

Accounts receivable - passenger services...............   77,011          77,033
Accounts receivable - cargo services...................   51,736          58,956
Other accounts receivable..............................   35,846          24,360
                                                         -------        --------
         Total.........................................  164,593         160,349
                                                         =======        ========

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 16,287 at December 31, 2001 and ThUS$ 21,916 at December 31, 2002.

NOTE 5 - INVENTORIES

Inventories are summarized as follows:
                                                             At December 31,
                                                           2001            2002
                                                           ----            ----
                                                          (In thousands of US$)

Expendable spare parts and materials...................   32,619          33,437
Duty-free inventories..................................    1,078           1,948
                                                         -------        --------
         Total.........................................   33,697          35,385
                                                         =======        ========

NOTE 6 - PREPAID EXPENSES

Prepaid expenses include the following:
                                                             At December 31,
                                                           2001            2002
                                                           ----            ----
                                                          (In thousands of US$)

Prepaid insurance on aircraft..........................   20,822         16,230
Prepaid rentals on aircraft and costs of
   returning leased aircraft...........................    6,479          5,179
Prepaid advertising services...........................      924            894
Other    ..............................................    3,671          6,035
                                                         -------        -------
         Total.........................................   31,896         28,338
                                                         =======        =======
NOTE 7 - OTHER CURRENT ASSETS

Other current assets consist of the following:
                                                             At December 31,
                                                           2001            2002
                                                           ----            ----
                                                          (In thousands of US$)

Aircraft lease and other deposits......................    1,443          2,750
Repurchase agreements..................................    1,222              -
Deposits on derivative contracts.......................        -          7,682
Other    ..............................................    2,989          3,360
                                                         -------        -------
         Total.........................................    5,654         13,792
                                                         =======        =======

Aircraft lease deposits are given to lessors to ensure performance under such contracts. Repurchase agreements outstanding at December 31, 2001 had terms of five days.

NOTE 8 - PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a) Property and equipment

Property and equipment are summarized as follows:
                                                             At December 31,
                                                           2001            2002
                                                           ----            ----
                                                          (In thousands of US$)
Flight equipment:
     Boeing 767 - 200ER aircraft under capital lease..    76,422         70,574
     Boeing 737 - 200ADV aircraft.....................    45,868         50,161
     Boeing 767 - 300ER aircraft......................   226,612        238,051
     Boeing 767 - 300F Freighter aircraft.............   428,133        428,133
     Airbus A-320 aircraft............................    69,751        141,398
     DC-8 aircraft....................................     1,271          1,466
     Engines and rotating parts.......................   155,043        156,790
     Spare parts......................................     9,084          6,123
     Other............................................    25,872         29,552

Land and buildings:
     Land.............................................     9,597          9,597
     Buildings........................................    50,932         52,788
     Other installations..............................    13,549         16,729
     Construction in progress.........................     3,273            554

Other fixed assets:
     Communication and computer equipment.............    50,491         58,903
     Furniture and office equipment...................    12,867         15,574
     Equipment under capital leases...................     1,346          1,122
     Other............................................    10,691         10,526

Incremental value arising from technical appraisals
     of Owned assets..................................       437            437
Property and equipment (gross)........................ 1,191,239      1,288,478
     Less: Accumulated depreciation ..................  (205,475)      (262,044)
                                                       ---------     ----------
Property and equipment (net)..........................   985,764      1,026,434
                                                       =========     ==========

Included in property and equipment at December 31, 2001 and 2002 are ThUS$79,435 and ThUS$ 71,696 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 43,043 and ThUS$ 41,665, respectively.

Depreciation expense for the year amounts to ThUS$ 39,702 in 2000, ThUS$ 49,022 in 2001 and ThUS$ 64,094 in 2002.

The balance of spare parts are shown net of a provision for obsolescence amounting to ThUS$ 11,426 in 2002 (ThUS$ 9,086, at December 31, 2001).

Rotable parts are included under Engines and rotating parts. Spare parts expected to be utilized during periods exceeding one year are included under Other fixed assets.

b)   Fleet composition

At December 31, 2002, the fleet of the Company consists of 58 aircraft, of which 27 aircraft are owned by the Company and 31 aircraft are leased under operating leases.

Aircraft owned by the Company:

   Aircraft               Model               Use                 2001      2002
   --------               -----               ---                 ----      ----
Boeing 737 (*)          200ADV         Passenger/Freight            10        13
Boeing 767              300ER          Passenger/Freight             3         3
Boeing 767              300F           Freight                       5         5
Boeing 767 (**)         200ER          Passenger/Freight             1         1
Airbus A-320            200            Passenger/Freight             2         4
DC-8                    61-F           Freight                       1         1
                                                                   ---       ---
         Total owned                                                22        27
                                                                   ===       ===

(*) One aircraft is currently leased under capital lease to Southern Winds, Inc. (**) This aircraft is currently subleased to Aerovias de Mexico S.A.


Leased aircraft:

   Aircraft               Model               Use                 2001      2002
   --------               -----               ---                 ----      ----
Boeing 767              300ER          Passenger/Freight             8         7
Boeing 767              300F           Freight                       1         1
Boeing 737              200ADV         Passenger/Freight            13         7
Boeing 737              200ADV         Freight                       1         -
Airbus A 320            200            Passenger/Freight             8        10
Airbus A 340            300            Passenger/Freight             4         4
DC-8                    71F            Freight                       4         2
                                                                  ----      ----
         Total leased                                               39        31
                                                                  ====      ====
         Total owned and leased                                     61        58
                                                                  ====      ====

In 2002, the Company entered into a sale leaseback transaction. Under the arrangement, engines were sold for US$ 13,100,000 and leaseback over a 7-year operating lease term. The Company recognized a gain on sale of ThUS$ 6,833 which is being amortized over the terms of the operating lease.

NOTE 9 - INVESTMENT AND GOODWILL

a) Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

                                    Percentage       Book value        Proportional Share of   Earnings (deficit) during
                                   of ownership     of investment          income (loss)           development stage
          Company               2000   2001   2002   2001     2002     2000    2001     2002     2000     2001   2002
          -------               ----   ----   ----   ----     ----     ----    ----     ----     ----     ----   ----
                                   %      %     %                       (In thousands of US$)
Concesionaria
  Chucumata S.A.               16.67  16.70  16.70    474      356       86     107       64        -        -      -
Flight Training
  Center Chile S.A.            49.00  49.00  49.00    488      445       86     (88)     (42)       -        -      -
Lufthansa Lan Chile
  Technical Training S.A.      50.00  50.00  50.00    473      504      (26)     73       59        -        -      -
Austral Sociedad
  Concesionaria S.A.           20.00  20.00  20.00    676      637        -       6        2        -        -      -
LanLogistics, Corp. (formerly
  Lan Express Inc.)           100.00 100.00      -      -        -        -       -        -     (917)  (6,153)     -
Aerotransportes Mas de
  Carga S.A. de C.V.           25.00  25.00  25.00      -        -      121    (540)     (80)       -        -      -
Florida West International
  Airways Inc.                 25.00  25.00  25.00      -        -      (30)     10     (202)       -        -      -
Lan Peru S.A.                  49.00      -      -      -        -   (2,923)    (58)       -        -        -      -
Skypost, Inc.                      -      -  25.00      -        -        -       -     (139)       -        -      -
Choice Air Courier del
  Peru S.A.                        -      -  50.00      -       77        -       -    (  17)       -        -      -
Lineas Aereas Nacionales
  del Ecuador S.A. (1)             -      - 100.00      -      400        -       -        -        -        -   (112)
Puerto Montt Holding (1)           -      - 100.00      -        -        -       -        -        -        -     (1)
                                                    -----    -----   -------   -----    -----    -----  -------  -----
         Total                                      2,111    2,419   (2,686)   (490)    (355)    (917)  (6,153)  (113)
                                                    =====    =====   ======    =====    =====    =====  =======  =====


(1) Company is in development stage and not consolidated for Chilean GAAP purposes.

The Company has recorded a provision for subsidiaries with negative equity at year-end which is included in Long-term provisions (Note 12).

b) Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2001 and 2002 were as follows:

                                                  Balance                                               Balance
               Company                        January 1, 2001       Additions      Amortization    December 31, 2001
               -------                        ---------------       ---------      ------------    -----------------
                                                                       (In thousands of US$)
Goodwill on purchase of:
    Lan Chile Cargo S.A.                          30,718                 -            (2,054)          28,664
    Prime Airport Service Inc.                       615                 -               (35)             580
    Mas Investment Limited                         3,411                 -              (170)           3,241
    Air Cargo Limited                                855                 -               (43)             812
    Inversiones Aereas S.A. (purchase
      of interest in Lan Peru S.A.)                    -             5,881              (115)           5,766
    Aerolinheas Brasileiras S.A.                       -             2,875                 -            2,875
                                                  ------             -----            -------          ------
         Total                                    35,599             8,756            (2,417)          41,938
                                                  ======             =====            =======          ======


                                                  Balance                                               Balance
               Company                        January 1, 2002       Additions      Amortization    December 31, 2002
               -------                        ---------------       ---------      ------------    -----------------
                                                                       (In thousands of US$)
Goodwill on purchase of:
    Lan Chile Cargo S.A.                          28,664                 -            (2,054)          26,610
    Prime Airport Service Inc.                       580                 -               (35)             545
    Mas Investment Limited                         3,241                 -              (171)           3,070
    Air Cargo Limited                                812                 -               (43)             769
    Promotora Aerea Latinoamericana S.A.               -             1,688               (56)           1,632
    Vimalcor S.A.                                      -               310                (7)             303
    Inversiones Aereas S.A. (purchase of
      interest in Lan Peru S.A.)                   5,766                 -              (294)           5,472
    Aerolinheas Brasileiras S.A.                   2,875                 -              (144)           2,731
    Skyworld International Couriers, Inc               -             6,263              (300)           5,963
    Lan Box, Inc.                                      -               903               (46)             857
                                                  ------             -----            -------          ------
         Total                                    41,938             9,164            (3,150)          47,952
                                                  ======             =====            =======          ======
Negative goodwill on purchase of:
    Choice Air Courier del Peru S.A.                   -                84                (2)              82
                                                  ------             -----            -------          ------
         Total                                         -                84                (2)              82
                                                  ======             =====            =======          ======


NOTE 10 - ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

The advances for purchases of aircraft and other deposits are summarized as follows:

                                                                        At December 31,
                                                                      2001           2002
                                                                      ----           ----
                                                                      (In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft    31,705         35,618
Deposits on aircraft leases........................................   7,350          4,716
Other deposits.....................................................     363          1,173
                                                                     ------     ----------
         Total.....................................................  39,418         41,507
                                                                     ======         ======

On August 2, 2000, the Company assigned to Albatros Leasing LLC a loan for an amount up to approximately ThUS$ 145,000 received from a bank syndicate lead by Credit Lyonnais. This loan is guaranteed by a first priority pledge over the rights of Lan Chile to receive any payments arising from the purchase agreements dated March 20, 1998 and August 12, 1999 with Airbus Industries, and the engine purchase agreements entitled "V2500 Support Contract" with IAE International Aero Engines A.G. dated March 27, 2000 and the "General Terms Agreement No.6-13597" with CFM International, Inc, dated July 19, 2000 which was assigned as well as the Pre Delivery Payments (PDP) made to Airbus Industries. The loan assignment is subject to certain resolution conditions.

NOTE 11 - OTHER ASSETS

Other assets are summarized as follows:


                                                              At December 31
                                                              2001       2002
                                                              ----       ----
                                                           (In thousands of US$)

Unrealized losses on derivative contracts (1)..........         -      29,056
Loans to employees.....................................     3,341       2,380
Other..................................................     6,853      10,216
                                                           ------      ------
          Total........................................    10,194      41,652
                                                           ======      ======

(1) The corresponding derivative liability is recorded as a long-term liability due to Other creditors.

NOTE 12 - OTHER LIABILITIES AND PROVISIONS

Other liabilities are summarized as follows:

a) Other current liabilities
                                                              At December 31
                                                              2001       2002
                                                              ----       ----
                                                           (In thousands of US$)

Engine overhaul provision..............................    51,701      61,106
Withholdings on employee salaries......................    17,666      15,897
Employee vacations.....................................     5,765       5,795
Lan Pass and Lan Corporate liability
  (frequent flyer mileage).............................     5,256       4,947
Accumulated losses in Florida West International
  Airways, Inc.........................................       361         427
Income taxes payable...................................       179          16
Others   ..............................................    11,492      13,099
                                                           ------     -------
         Total.........................................    92,420     101,287
                                                           ======     =======

b) Provisions (long-term)
                                                              At December 31
                                                              2001       2002
                                                              ----       ----
                                                           (In thousands of US$)

Engine overhaul provision ............................     63,927      54,342
Accumulated losses in LanLogistics, Corp. ............      7,078           -
Employee vacations....................................      3,651       4,241
Employee severance....................................      2,457       3,590
                                                           ------      ------
         Total........................................     77,113      62,173
                                                           ======      ======

NOTE 13 - INCOME TAX

a) Except for charges arising from certain subsidiaries of ThUS$ 283, ThUS$ 68 and ThUS$ 116 in 2000, 2001 and 2002, respectively, the Company did not provide for income taxes based on current local tax legislation because the Parent company and certain subsidiaries generated tax losses.

b)   Deferred Income Taxes

     Effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants regarding deferred income taxes.

     At December 31, 2002, the accumulated balances from deferred taxes originating from temporary differences were as follows:

                                                         Deferred tax                       Deferred tax
                                                            Assets                           Liabilities
                                                 Short-term         Long-term       Short-term         Long-term
                                                 ----------         ---------       ----------         ---------
                                                                       (In thousands of US$)
Allowance for doubtful accounts                      3,704                -                 -                -
Provision for obsolescence of spare parts            1,744                -                 -                -
Provision for vacations                              1,714                -                 -                -
Tax loss carryforwards                                   -           56,047                 -                -
Others                                               2,139              681                 -                -
                                                ----------      -----------       -----------      -----------
         Gross deferred tax assets                   9,301           56,728                 -                -
                                                ----------      -----------       -----------      -----------

Prepaid expenses                                         -                -             3,970              467
Unearned income                                          -                -                 -            4,084
Property and equipment                                   -                -                69           78,581
Others                                                   -                -                47            3,949
                                                ----------      -----------       -----------      -----------
         Gross deferred tax liabilities                  -                -             4,086           87,081
                                                ----------      -----------       -----------      -----------
Less:  Unamortized offseting  accounts                   -           (7,481)                -          (20,880)
Deferred tax assets valuation allowance                  -           (5,445)                -                -
                                                ----------      ------------      -----------      -----------
         Total                                       9,301           43,802             4,086           66,201
                                                ==========      ============      ===========      ===========


At December 31, 2001, the accumulated balances from deferred taxes originating from temporary differences were as follows:

                                                         Deferred tax                       Deferred tax
                                                            Assets                           Liabilities
                                                 Short-term         Long-term       Short-term         Long-term
                                                 ----------         ---------       ----------         ---------
                                                                       (In thousands of US$)
Allowance for doubtful accounts                      2,788                -                 -                -
Provision for obsolescence of spare parts            1,167                -                 -                -
Provision for vacations                              1,482                -                 -                -
Tax loss carryforwards                                 827           33,406                 -                -
Others                                               2,838            1,026                 -                -
                                               -----------      -----------       -----------      -----------
         Gross deferred tax assets                   9,102           34,432                 -                -
                                               -----------      -----------       -----------      -----------

Prepaid expenses                                         -                -             3,157              559
Unearned income                                          -                -                71            3,181
Property and equipment                                   -                -               536           57,538
Others                                                   -                -                11            1,000
                                               -----------      -----------       -----------      -----------
         Gross deferred tax liabilities                  -                -             3,775           62,278
                                               -----------      -----------       -----------      -----------
Less:  Complementary accounts                         (136)          (7,520)               (7)         (21,419)
Deferred tax assets valuation allowance                  -             (755)                -                -
                                               -----------      -----------       -----------      -----------
         Total                                       8,966           26,157             3,768           40,859
                                               ===========      ===========       ===========      ===========

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2001, when Technical Bulletin No. 60 was adopted. The complementary accounts are amortized over the weighted average terms of reversal of the corresponding temporary differences.

c) Effect on results

                                                For the year ended December 31,
                                              2000          2001           2002
                                              ----          ----           ----
                                                    (In thousands of US$)

Current income tax expense..............      (283)           (68)         (116)
Deferred income tax expense.............   (10,124)           620        (6,890)
                                           --------         -----        -------
         Total..........................   (10,407)           552        (7,006)
                                           ========         =====        =======

NOTE 14 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a) Accounts receivable and payable with related parties are summarized as follows:

Current assets
--------------

Notes and accounts receivable from related companies:

                                                                                            At December 31,
                   Company                              Relationship                    2001              2002
                   -------                              ------------                    ----              ----
                                                                                         (In thousands of US$)
San Alberto S.A. and subsidiaries                  Common ownership                        29              189
Ultramar Agencia Maritima Ltda.                    Common ownership                         -                8
Florida West International Airways Inc.            Equity method investee               3,205            4,276
Nigsy S.A.                                         Equity method investee                   -               77
Trinery S.A.                                       Equity method investee                   -               10
Aerotransportes Mas de Carga S.A. de C.V.          Equity method investee               6,579                -
Flight Training Center Chile S.A.                  Equity method investee                   -              105
                                                                                       ------           ------
         Total                                                                          9,813            4,665
                                                                                       ======           ======

Current liabilities
-------------------

Notes and accounts payable to related companies:
                                                                                            At December 31,
                   Company                              Relationship                    2001              2002
                   -------                              ------------                    ----              ----
                                                                                         (In thousands of US$)
Flight Training Center Chile S.A.                  Equity method investee                  50                -
Lufthansa Lan Chile Technical Training S.A.        Equity method investee                  51               71
Lineas Aereas Nacionales del Ecuador S.A.          Equity method investee                   -              164
                                                                                       ------           ------
         Total                                                                            101              235
                                                                                       ======           ======

Long-term assets
----------------

Notes and accounts receivable from related companies:
                                                                                            At December 31,
                   Company                              Relationship                    2001              2002
                   -------                              ------------                    ----              ----
                                                                                       (In thousands of US$)
Choice Air Courier del Peru S.A.                   Equity method investee                   -               64
Florida West International Airways Inc.            Equity method investee                   -              217
LanLogistics, Corp. and subsidiaries (1)           Common ownership                    14,706                -
                                                                                       ------           ------
         Total                                                                         14,706              281
                                                                                       ======           ======

(1) Consolidated in 2002, see Note 2 (b).


Long-term liabilities
---------------------

Notes and accounts payable to related companies:

                                                                                            At December 31,
                   Company                              Relationship                    2001              2002
                   -------                              ------------                    ----              ----
                                                                                       (In thousands of US$)
Ultramar Agencia Maritima Ltda.                    Common ownership                       854              684
Skypost, Inc.                                      Equity method investee                   -              585
                                                                                       ------           ------
                                                                                          854            1,269
                                                                                       ======           ======

b) The main transactions with related entities are summarized as follows:

                                                                 Description of                Amount
               Company                   Relationship              transaction        2000      2001     2002
               -------                   ------------              -----------        ----      ----     ----
                                                                                        (In thousands of US$)
Flight Training Center Chile S.A.    Equity method investee   Sale of fixed assets     4,055        -         -
LanLogistics, Corp and subsidiaries  Common ownership         Services provided          680    2,609         -
                                                              Loans granted              677   10,327         -
Florida West International
  Airways Inc.                       Equity method investee   Services provided       16,497   10,736    21,565
                                                              Services received       20,983   26,638    22,910

Aerotransportes Mas de Carga S.A.
  de C.V.                            Equity method investee   Services provided       15,204   24,424     9,586
                                                              Services received       11,782   14,303     9,166
Inversiones Aeronauticas and
  subsidiaries                       Common ownership         Purchase of investments  5,100    2,100         -

San Alberto S.A and subsidiaries     Common ownership         Services provided       21,039    6,495         -
                                                              Services received        4,942    4,992         -
                                                              Loans granted              900    1,900         -

Lan Peru S.A.                        Equity method investee   Services provided        5,250        -         -
                                                              Services received        9,660        -         -

Luis Ignacio Sierra Arriola          Common ownership         Purchase of investment       -        -     2,250


NOTE 15 - LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

                                Payable during          Interest rate at                  At December 31,
                                   the years            December 31, 2002             2001              2002
                                   ---------            -----------------             ----              ----
                                                                %                      (In thousands of US$)
Loan in US dollars         2000 - 2011 (quarterly)        LIBOR+0.2175                302,220          277,458
Loan in US dollars         2000 - 2005 (biannually)       LIBOR+1.4                     6,001            4,499
Loan in US dollars         2001 - 2012 (quarterly)        LIBOR+0.2187                 76,229           71,317
Loan in US dollars         2001 - 2013 (quarterly)        LIBOR+0.2452                178,056          168,584
Loan in US dollars         2002 - 2014 (quarterly)        LIBOR+0.9658                 68,489          139,069
Loan in US dollars         2000 - 2003 (quarterly)        7.82                         10,627                -
Loan in US dollars         2002 - 2003 (quarterly)        LIBOR+1.5                         -            9,872
Loan in US dollars         2001 - 2003 (monthly)          8.66                              -               92
Loan in US dollars         2002 - 2004 (biannually)       2.31                              -            2,736
Loan in US dollars         2005                           6.5                               -              476
                                                                                     --------         --------
         Total                                                                        641,622          674,103
                                                                                     ========         ========
Less - current portion                                                                 52,154           61,373
                                                                                     ========         ========
Long - term portion                                                                   589,468          612,730
                                                                                     ========         ========


Scheduled payments of long-term loans from financial institutions at December 31, 2002 are as follows:

    Payments during the years
       Ended December 31,                                  (In thousands of US$)
       ------------------                                  ---------------------
             2004                                                  70,005
             2005                                                  62,966
             2006                                                  64,245
             2007                                                  67,660
          2008 - 2012                                             296,411
          2013 - 2014                                              51,443
                                                                 --------
             Total                                                612,730
                                                                 ========

NOTE 16 - SECURITIZATION OBLIGATION

Effective March 30, 1999, the Company signed a contract with Pelican Finance Ltd. for the securitization of future credit card receivables aggregating ThUS$ 60,000 originating from certain ticket agents in the United States. At December 31, 1999, the Company had received the entire proceeds of ThUS$ 60,000 which were reported as a securitization obligation on the balance sheet. The interest rate applicable to the proceeds from the agreement is 6.82% on an annual basis.

On August 22, 2002, the Company signed a new securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years 2006 through 2009 with an annual financial cost of 6.69%. At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which are reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

    Payments during the years
       Ended December 31,                                  (In thousands of US$)
       ------------------                                  ---------------------
             2004                                                  12,064
             2005                                                  12,908
             2006                                                  11,817
             2007                                                  11,971
           2008-2009                                               19,578
                                                                 --------
           Subtotal                                                68,338
        Current portion                                            11,275
                                                                 --------
             Total                                                 79,613
                                                                 ========

NOTE 17 - LEASING OBLIGATIONS

As indicated in Note 8, at December 31, 2002, the Company had 31 jet aircraft under operating leases. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles under capital leases.

The future minimum lease payments required under capital leases, together with the present value of such net minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002, were as follows:

                                                    Operating          Capital
Payable during the year ending                       leases            leases
          December 31,                             (aircraft)        (aircraft)
------------------------------                      --------          --------
                                                        (In thousands of US$)

2003                                                 143,942            3,943
2004                                                 100,702            3,918
2005                                                  85,060            6,953
2006                                                  84,295                -
2007                                                  74,872                -
2008 - 2012                                          345,369                -
2013 - 2017                                           31,694                -
                                                    --------          -------
         Total minimum lease payments                865,934           14,814
                                                    --------          -------

Less:  Amount representing interest                      (51)               -
Present value of minimum lease payments                    -           14,763
Less:   Current portion of obligation                      -           (3,909)
                                                    --------          -------
Long-term portion of leasing obligations                   -           10,854
                                                    ========          =======

NOTE 18 - SHAREHOLDERS' EQUITY

a) Changes in Shareholders' equity

The changes in shareholders' equity during 2000, 2001 and 2002 were as follows:

                                                                                          Retained earnings
                                                                     --------------------------------------------------------


                                                                      Earnings
                                                                    (deficit) in
                                                                     Development   Accumulated
                                    Number      Common                period of      earnings   Interim     Net income
                                   of shares     stock   Reserves    subsidiary      (losses)  dividends   for the year     Total
                                   ---------     -----   --------    ----------      --------  ---------   ------------     -----

                                                              (In thousands of US$ except Number of shares)
Balances at December 31, 1999      318,909,090   134,303    2,620            45       80,608    (3,884)       47,582        261,274
Transfer to accumulated earnings             -         -        -             -       43,698     3,884       (47,582)             -
Final dividends paid                         -         -        -             -      (10,387)        -             -        (10,387)
Interim dividends                            -         -        -             -            -    (9,998)            -         (9,998)
Deficit in development period of             -         -        -             -            -         -             -              -
   Subsidiary                                -         -        -          (917)           -         -             -           (917)
Net income for the year 2000                 -         -        -             -            -         -        48,386         48,386
                                   -----------   -------    -----        ------      -------    -------      --------       -------
Balances at December 31, 2000      318,909,090   134,303    2,620          (872)     113,919    (9,998)       48,386        288,358
                                   ===========   =======    =====        ======      =======    =======      ========       =======
Transfer to accumulated earnings             -         -        -             -       38,388     9,998       (48,386)             -
Final dividends paid                         -         -        -             -       (4,515)        -             -         (4,515)
Interim dividends paid                       -         -        -             -            -         -             -              -
Deficit in development period of
   Subsidiary                                -         -        -        (6,153)           -         -             -         (6,153)
Net income for the year 2001                 -         -        -             -            -         -        10,842         10,842
                                   -----------   -------    -----        -------     -------    -------      --------       -------
Balances at December 31, 2001      318,909,090   134,303    2,620        (7,025)     147,792         -        10,842        288,532
                                   ===========   =======    =====        =======     =======    =======      ========       =======
Transfer to accumulated earnings             -         -        -             -       10,842         -       (10,842)             -
Final dividends paid                         -         -        -             -       (1,407)        -             -         (1,407)
Deficit in development period of
   Subsidiary                                -         -        -          (113)           -         -             -           (113)
Interim dividends                            -         -        -             -            -    (8,958)            -         (8,958)
Net income for the year 2002                 -         -        -             -            -         -        30,808         30,808
                                   -----------   -------    -----        -------     -------    -------      --------       -------
Balances at December 31, 2002      318,909,090   134,303    2,620        (7,138)     157,227    (8,958)       30,808        308,862
                                   ===========   =======    =====        =======     =======    =======      ========       =======

b)   Capital

The authorized and paid-in capital of the Company is ThUS$ 134,303 at both December 31, 2001 and 2002 and corresponds to 318,909,090 shares without nominal value.

c)   Other reserves

Reserves at December 31 of each year were as follows:
                                                              At December 31,
                                                           2001          2002
                                                           ----          ----
                                                          (In thousands of US$)

Reserve for adjustment of value of fixed assets......      2,556        2,556
Reserve for adjustment of leased fixed assets........         64           64
                                                           -----        -----
         Total.......................................      2,620        2,620
                                                           =====        =====

These reserves are not distributable and may only be used for capitalization of the Company.

d)   Dividends

At the Annual General Meeting held on April 28, 2000, the shareholders agreed to distribute a final dividend of ThUS$ 10,387 (US$ 0.032257 per share) with respect to net income for 1999.

At a meeting of the Board of Directors held on December 26, 2000, the directors agreed to distribute an interim dividend of ThUS$ 9,998 (US$ 0.03135 per share) with respect to net income for 2000. These dividends were paid on January 19, 2001.

At the Annual General Meeting held on April 26, 2001, the shareholders agreed to distribute a final dividend of ThUS$ 4,515 (US$ 0.01416 per share) with respect to net income for 2000.

At the Annual Shareholders' Meeting held on April 26, 2002, the shareholders agreed to distribute a final dividend of ThUS$ 1,407 (US$ 0.00442 per share) with respect to net income for 2001.

At a meeting of the Board of Directors held on December 26, 2002, the directors agreed to distribute an interim dividend of ThUS$ 8,958 (US$ 0.02809 per share) with respect to net income for 2002.

e) Majority shareholders

The Majority Shareholders of the Company at December 31, 2002, were as follows:

                                                                  Percentage of
                                                                    Ownership
                                                                  -------------
                                                                        %
Inversiones Costa Verde Ltda.                                         32.00
Axxion S.A.                                                           20.64
Tres Mares S.A.                                                       15.87
Inversiones Santa Cecilia S.A.                                         7.15
Inversiones Santa Blanca S.A.                                          3.90
Comercial Los Lagos Limitada                                           3.90
Inmobiliaria e Inversiones Asturias S.A.                               0.30
                                                                      -----
         Total                                                        83.76
                                                                      =====

NOTE 19 - OPERATING EXPENSES

Wages and benefits are summarized as follows:
                                                        At December 31,
                                               -------------------------------
                                               2000          2001         2002
                                               ----          ----         ----
                                                      (In thousands of US$)

Flight personnel............................   54,196         55,325      58,611
Maintenance personnel.......................   25,396         23,808      23,980
Ground personnel............................   49,292         50,731      49,043
Administrative and corporate employees......   71,376         73,157      83,644
                                              -------        -------     -------
         Total..............................  200,260        203,021     215,278
                                              =======        =======     =======

Other operating expenses include general and administrative expenses of ThUS$ 62,401 in 2000, ThUS$ 65,006 in 2001 and ThUS$ 88,132 in 2002.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 14,608 in 2000, ThUS$ 13,693 in 2001 and ThUS$ 9,001 in 2002.

NOTE 20 - OTHER INCOME (EXPENSE) - NET

Other income (expense) - net for each year are summarized as follows:

                                                                          For the year ended December 31,
                                                                     ---------------------------------------
                                                                     2000             2001              2002
                                                                     ----             ----              ----
                                                                              (In thousands of US$)
Non-operating income:
     Swap fuel contracts......................................        8,111                 -                -
Earnings on investments (equity method).......................          293               196              125
     Amortization of negative goodwill........................            8                 -                2
     Proportionate share of gain on sale of shares by
       SITA Foundation........................................            -             5,997                -
     Income from finance advisory services and others.........        9,708             5,001           23,555
     Other....................................................        4,237             4,043            4,137
                                                                    -------           -------          -------
         Total................................................       22,357            15,237           27,819
                                                                    =======           =======          =======

Non-operating expenses:
     Swap fuel contracts......................................            -            10,526            5,454
     Amortization of goodwill.................................        2,091             2,417            3,150
     Foreign currency transactions (net)......................        5,667             3,816            4,699
     Losses on investments (equity method)....................        2,979               686              480
     Non-recurring indemnities paid to employees..............            -             5,540                -
     Other....................................................        1,581               634              850
                                                                    -------           -------          -------
         Total................................................       12,318            23,619           14,633
                                                                    -------           -------          -------
Other income (expense) - net..................................       10,039            (8,382)          13,186
                                                                    =======           =======          =======

During 2001, the Company made the decision to reduce its operations by approximately 10%, with the most substantial reduction being in flights to the United States due to the aftermath of the September 11 terrorist attacks. In connection with the reduction in service, the Company reduced its workforce by approximately 7%, resulting in Non-operating expenses of ThUS$ 5,540 due to the payment of indemnities to terminated employees during 2001. These costs include ThUS$ 5,105 from the termination of 750 maintenance, cabin crew and administrative employees during the year. The remaining ThUS$ 435 relates to a provision recorded by the Company in Accounts payable at December 31, 2001 and is related to the termination of an additional 11 administrative and corporate employees who were notified of their termination prior to year end.

The Company is a member of the SITA Foundation, whose principal asset was its equity interest in Equant, N.V., an international data network services company.

In June 2001, SITA exchanged the total amount of its outstanding shares in Equant for shares in France Telecom. In July 2001, SITA sold its interest in France Telecom and distributed the proceeds on a pro rata basis to members, resulting in a distribution to the Company of ThUS$ 6,044, of which ThUS$ 5,997 was recorded as a non-operating gain for the year ended December 31, 2001. The Company's contribution to SITA is recorded at cost and is not material.

NOTE 21 - COMMITMENTS AND CONTINGENCIES

At December 31, 2001 and 2002, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

                                                                                  Amount outstanding at
     Type of                Assets Pledged as                                       Balance sheet date
    Guarantee               Collateral Type               Book Value             2001              2002
    ---------               -----------------             ----------             ----              ----
Mortgage and Pledge    Aircraft and Motors                  717,086           693,483          656,428
Mortgage               Building                               9,775            10,627            9,873
Pledge                 Motors                                 7,067             6,001            4,499
Pledge                 Spare parts                              975                 -                -
Pledge                 Rental sublease contract                   -           138,488          114,220
Co-signer              Rental contract                            -           119,324            3,500
Pledge                 Rental contract                            -            69,446          139,068


Indirect Guarantees:

The Company guaranteed a ThUS$ 3,500 letter of credit dated April 26, 2001, granted in favor of Alcyone FSC Corporation ("Alcyone") due to an Aircraft Lease Agreement ("Lease") between Lan Chile Cargo S.A. ("Lan Cargo") and Alcyone. The Company guarantee is valid until the lease expiration date (November 1, 2006). The guarantee arose as a result of the support of the Company to its subsidiary (Lan Cargo) as a requirement of the owner of the aircraft (Alcyone) for leasing thereof. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company's obligation under the guarantee.

Commitments

On August 23, 1999, the Company signed a purchase commitment for the acquisition of 7 Airbus A-340 aircraft at a maximum cost of ThUS$ 700,000. The Company also has a call option to purchase an additional 14 Airbus A-340 aircraft.

In order to guarantee its obligations related to the leasing and maintenance of aircraft, Lan Chile Cargo S.A. has issued stand-by letters of credit for ThUS$ 13,250 with expiration dates ranging from April to December 2003.

Contingencies

At December 31, 2002, the Company was a defendant in five labor disputes filed by the Pilots' Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1999, 2000 and 2001. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At December 31, 2002, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company's business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by Lan Chile to finance the Boeing 767 aircraft that are backed by the Export - Import Bank of the United States, the Company is required to maintain certain financial ratios. The financing contracts also contain restrictions regarding shareholder composition and disposal of assets.

As a result of the contracts with Pelican Finance Ltd. for the securitization of future credit card receivables, the proceeds from credit card receivables in the United States must be ceded to Pelican Finance Ltd. during the period from March 2001 to June 2009.

The loan agreements with Dresdner Bank Lateinamerika A.G. and BBVA - Banco Bhif place restrictions on the Company's ability to dispose of its Fixed assets.

As a result of the various contracts entered into by Lan Chile S.A. to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to maintain certain financial ratios. The financing agreements also place restrictions on the Company regarding shareholder composition and disposal of assets.

As of December 31, 2002, the Company was in compliance with all covenants.

NOTE 22 - FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

                                                       At December 31,
                                                    2001            2002
                                                    ----            ----
                                                    (In thousands of US$)
Balances receivable in:
     Chilean pesos.........................       68,549           65,567
     Other currencies......................       31,524           20,608
                                                 -------          -------
         Total                                   100,073           86,175
                                                 =======          =======

Balances payable in:
     Chilean pesos.........................       31,089           41,276
     Other currencies......................        6,986            7,618
                                                 -------          -------
         Total.............................       38,075           48,894
                                                 =======          =======

NOTE 23 - DIRECTORS' REMUNERATION

In accordance with the Company's bylaws, directors received the following amounts with respect to attendance fees and fees for other services:

                      Attendance          Other
Year                     fees             fees              Total
----                     ----             ----              -----
                                  (In thousands of US$)

2000                      74               13                87
2001                      76                -                76
2002                      85                -                85

NOTE 24 - SEGMENT REPORTING

In 1998, Lan Chile adopted Statement of Financial Accounting Standards No.131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available that is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company considers that it has one reportable segment. Lan Chile's operating revenues by geographic region are summarized below:

                                                      Year ended December 31,
                                                   ----------------------------
                                                   2000        2001        2002
                                                   ----        ----        ----
                                                       (In thousands of US$)

Domestic ..................................      221,016     248,613     278,040
North America..............................      866,459     818,521     816,060
South America (excluding Chile)............      105,743     114,477      89,446
Europe   ..................................      203,661     203,038     182,796
Pacific  ..................................       28,275      23,696      30,480
Lan Peru ..................................            -      19,996      55,613
                                               ---------   ---------   ---------
         Total.............................    1,425,154   1,428,341   1,452,434
                                               =========   =========   =========

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company's tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 25 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile ("Chilean GAAP") vary in certain important respects from accounting principles generally accepted in the United States ("US GAAP"), Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1    Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

a)   Deferred income tax

As discussed in Note 13, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied SFAS 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 m) below and certain disclosures required under FAS 109 are set forth under paragraph 2 b) below.

b)   Goodwill

Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill, which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interests method of accounting is prohibited after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. An excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, "Goodwill and Other Intangible Assets" establishes the following:

o The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.
o The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.
o Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization and are tested for impairment at least annually.
o All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, no goodwill amortization expense was recorded for US GAAP purposes in 2002.

During 2002, the Company acquired the remaining ownership interest of SkyNet Woldwide Express necessary to obtain 100% control. During 2001, the Company acquired a 60% ownership interest in SkyNet Worldwide Express, a 100% ownership interest in SkyBox Services Corp., an additional 21% ownership interest in Lan Peru S.A. and 73% of the outstanding shares of Aerolinheas Brasileiras S.A. These acquisitions were recorded under the book value purchase method for Chilean GAAP and the purchase method for US GAAP reconciliation purposes. However, there were no significant differences in the allocation of the purchase price or the determination of goodwill in these transactions between the two methods. The companies acquired are not material to the consolidated financial position of the Company and therefore, pro forma financial statements showing the effect on operations as if the acquisitions had been completed at the beginning of the period are not disclosed.

For US GAAP purposes the amortization of goodwill from the purchases made by the Company and the effects of conforming these transactions to US GAAP are shown in paragraph 1 m) below. As a result of the annual impairment test performed by the Company no adjustment to the current value of goodwill was deemed necessary.

Under Chilean GAAP, the cost of an equity method investment is separated into an investment component (based on the purchase of the proportionate share of equity according to book values) and a goodwill component (based on the difference between the amount paid and the proportional book value of the investment). Under US GAAP, these components are combined in one balance sheet caption as an investment, although the goodwill is allocated to the results of operations over the years in a manner similar to a consolidated subsidiary.

c) Revaluation of property and equipment

As mentioned in Note 2 j), certain property and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for each year, are shown below under paragraph 1 m).

d)   Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company's net income for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in 1 m) below to recognize the corresponding decrease in net equity at December 31 of each year for the difference between 30% of net income and interim dividends paid during the year. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company.

e) Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of the investor's shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income under paragraph 1 m) below. No disclosure of the effect of consolidation of such subsidiaries has been made because the effects are not material.

f) Monetary correction of subsidiaries

As indicated in Note 2 d), the Chilean peso financial statements of certain of the Company's Chilean subsidiaries are restated through the application of price-level restatements in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics. The financial statements of such Chilean subsidiaries are then remeasured to US dollars at the exchange rates prevailing on December 31 of each year.

The inclusion of price-level restatements when the dollar is the reporting currency is not permitted under US GAAP. However, in the case of the Company, the effects of including price-level restatement at the subsidiary level are not material and accordingly are not included in the reconciliation of net income and net equity accounts in paragraph 1 m) below.

g) Presentation in Statement of cash flows

Under Chilean GAAP, payments of leasing obligations subsequent to the date of purchase are treated in the Statement of cash flows as additions of property and equipment and classified as cash outflows from investing activities. Under US GAAP, incurring directly related debt to the seller of property and equipment is a financing transaction and subsequent payments of principal on that debt are thus considered to be cash outflows from financing activities.

As a result of these differences, the Statement of cash flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

                                                                        Increase (decrease) in cash flow
                                                                     ---------------------------------------
                                                                     2000             2001              2002
                                                                     ----             ----              ----
                                                                              (In thousands of US$)
Loans repaid..................................................       (9,427)           (9,089)         (22,869)
Net cash provided (used) by financing activities .............       (9,427)           (9,089)         (22,869)
Acquisitions of property and equipment........................        9,427             9,089           22,869
Net cash used in investing activities.........................        9,427             9,089           22,869

h) Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years
2000, 2001 and 2002 are classified as Non-operating income and expenses whereas under US GAAP they would be classified as Operating income and expenses:
                                                                             Year ended December 31,
                                                                     ---------------------------------------
                                                                     2000             2001              2002
                                                                     ----             ----              ----
                                                                              (In thousands of US$)
Non-operating income:
     Swap fuel contracts......................................        8,111                 -                -
                                                                      -----            ------            -----
                                                                      8,111                 -                -
                                                                      =====            ======            =====
Non-operating expenses:
     Swap fuel contracts......................................            -            10,526            5,454
     Amortization of goodwill.................................        2,091             2,417            3,150
     Non-recurring indemnities paid to employees..............            -             5,540                -
                                                                      -----            ------            -----
                                                                      2,091            18,483            8,604
                                                                      =====            ======            =====

i) Provision for exchange losses

As a result of the economic crisis that occurred in the fourth quarter of 2001 in the Argentina, the Company recorded a provision for the expected net exchange losses due to the devaluation of the Argentine peso. For purposes of the Chilean GAAP consolidated financial statements, the Company recorded a single provision of ThUS$ 2,999 which is included in Accounts payable, with a corresponding charge to income which is included in the caption Foreign currency transactions as a Non-operating expense. The Company also recorded a deferred tax benefit of ThUS$ 499 arising from the tax effect of the provision.

For US GAAP purposes, the provision for exchange losses must be applied to the individual asset and liabilities to which the net loss relates. The following is the effect that the allocation of the provision would have on the various captions of the consolidated balance sheet at December 31, 2001:

                                                           (In thousands of US$)
                                                           ---------------------
Decrease in assets:
     Cash                                                           (272)
     Time deposits                                                   (41)
     Accounts receivable - trade and other                        (3,352)
     Prepaid and recoverable taxes                                  (365)
     Other current assets                                            (16)
     Property and equipment                                          (71)
     Decrease in liabilities:
     Accounts payable                                                380
     Other current liabilities                                       477
     Provisions                                                      261
                                                                  ------
         Total decrease in accounts payable                       (2,999)
                                                                  =======

j)   Internal use software

As mentioned in Note 2 j), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not material and accordingly, these costs are not included in the reconciliation of net income and net equity accounts in paragraph 1 m) below.

k) Recognition of tax loss carryforwards

At December 31, 2000, Lan Peru had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Peru was an equity method investee at December 31, 2000, but as discussed in
Note 2 b), during 2001 the Company acquired an additional 21% ownership interest and Lan Peru became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Peru had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which is now expected to be realized in future years.

In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill. As a result, the US GAAP reconciliation in paragraph 1 m) below includes an adjustment to decrease goodwill on the purchase of Lan Peru in 2001 by ThUS$ 488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

l) Derivative financial instruments

The Company uses interest rate swaps to convert a portion of its variable-rate debt to fixed-rate debt. It also enters into jet fuel price swap contracts to fix the price for a given quantity of fuel and as from 2001 reduces its exposure to variations in exchange rates for foreign currencies through the use of forward contracts.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, "Accounting for Derivative Contracts" (TB 57). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

Contracts to cover existing transactions hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

     a. If the net effect is a loss, it should be recognized in earnings in the period of change.
     b. If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.
     c. If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.
     d. If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to cover anticipated transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

For US GAAP reconciliation purposes only, as of January 1, 2001, the Company adopted FAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138 on the same matter (collectively referred to herein as "FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

As indicated below in paragraph 2 e), the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Prior to the issuance of FAS 133, there was no single authoritative source of accounting guidance for derivative financial instruments. The accounting for derivatives was influenced by the company's motivation, the risks being managed, products being used, and the type of market for the product.

There were two basic methods of accounting for derivatives: mark-to-market accounting and accrual (or deferral) accounting. Generally, derivatives were required to be marked-to-market unless they qualified for hedge accounting or synthetic instrument accounting. Consequently, accrual (or deferral) accounting for derivatives was in most cases applicable only in situations in which derivatives were linked to a specific asset, liability, firm commitment or, in some cases, an anticipated transaction.

The Company's practice for Chilean GAAP purposes has generally been to recognize the results of its derivative contracts at the termination date of each contract instead of its fair value at each closing balance sheet date. This is because the gains and losses on the contracts are shown as deferred assets or liabilities under Chilean GAAP and the fair value of the contracts has not been considered to be material in relation to total assets.

Prior to the adoption of FAS 133, no recognition was given to the fair value of the fuel contracts in the Company's US GAAP reconciliation because derivative gains and losses from hedges of forecasted transactions were deferred as liabilities or assets in the balance sheet under FAS 52 (Foreign Currency Translation) and FAS 80 (Accounting for futures contracts), amended and superseded by FAS 133, respectively. In addition, the effect of recording such liabilities and assets was not considered to be material in relation to total assets of the Company.

The interest rate swaps also were not recognized in the US GAAP reconciliation of the Company prior to the adoption of FAS 133 because there was no specific requirement that they be recognized under then existing US GAAP and the amounts involved were not considered to be significant.

With the adoption of FAS 133, the fair value of all open derivative contracts is being recognized for US GAAP reconciliation purposes at each balance sheet date.

The effect of the differences in accounting for derivative financial instruments under Chilean and US GAAP is included in paragraph 1 m) below. Additional information concerning derivative financial instruments that is required to be disclosed under FAS 133 is set forth below in paragraph 2 e).

m) Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

                                                                                          For the year ended December 31,
                                                                                 -----------------------------------------------
                                                                                  2000                 2001                2002
                                                                                  ----                 ----                ----
                                                                                               (In thousands of US$)
Net income as shown in the Chilean GAAP
   Financial statements                                                           48,386              10,842               30,808
Deferred income tax provision  (par. 1 a)                                          1,288              (1,040)                 305
Adjustment of goodwill on acquisition of
   Fast Air Carrier S.A. (par. 1 b)                                                  201                 201                    -
Adjustment of goodwill on acquisition of Lan Chile Cargo S.A. (par. 1 b)           1,385               1,385                    -
Adjustment of property, plant and equipment on Lan Chile Cargo S.A.
   Acquisition  (par. 1 b)                                                           (64)             (1,622)                 (64)
Adjustment of goodwill on acquisition of Inversiones Aereas S.A.
   (purchase of interest in Lan Peru S.A.) (par. 1 b)                                  -                 115                    -
Adjustment of goodwill on acquisition of Skyworld
  International Couriers, Inc. (par. 1 b)                                              -                 117                    -
Adjustment of goodwill on acquisition of SkyBox Services
  Corporation (par. 1 b)                                                               -                  48                    -
Adjustment of goodwill on acquisition of Mas Investment Limited (par. 1 b)             -                  85                    -
Reversal of depreciation of the revaluation from technical
   Appraisal of property and equipment (par. 1 c)                                     72                  17                    6
Deficit during development period of certain subsidiaries (par. 1 e)                (917)             (6,153)                (113)
Reversal of utilization of tax loss carryovers in Lan Peru (par. 1 k)                  -                (488)                   -
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 e)          -              (2,326)                 381
Ineffectiveness of cash flow hedges of forecasted jet fuel
  purchases (par. 1 l and par. 2 e)                                                    -                (156)                 156
Ineffectiveness of cash flow hedges of forecasted securitization
  (net of amortization) (par. 1 l and par. 2 e))                                       -                   -                 (383)
Reversal of amortization of goodwill under Chilean GAAP (par. 1 b)                     -                   -                3,148
                                                                                  ------             --------              ------
Net income in accordance with US GAAP                                             50,351               1,025               34,244
                                                                                  ------             --------              ------

Other comprehensive loss:
  Fair value of cash flow hedges:
      Interest rate swaps (par. 1 l and par. 2 e)                                      -             (10,873)             (21,517)
      Jet fuel swaps (par. 1 l and par. 2 e)                                           -             (14,890)              20,169
      Treasury rate lock (par. 1 l and par. 2 e)                                       -                   -               (3,063)
                                                                                  ------             --------              ------
      Other comprehensive loss                                                         -             (25,763)              (4,411)
      Income tax benefit related to items of other comprehensive
        income (par. 1 a)                                                              -               4,225                  905
                                                                                  ------             --------              ------
Comprehensive income (loss) in accordance with US GAAP                            50,351             (20,513)              30,738
                                                                                  ======             ========              ======






The adjustments required to conform net equity accounts to US GAAP are as follows:
                                                                                          For the year ended December 31,
                                                                                 -----------------------------------------------
                                                                                  2000                 2001                2002
                                                                                  ----                 ----                ----
                                                                                               (In thousands of US$)
Net Equity as shown in the Chilean GAAP
   Financial statements                                                          288,358             288,532              308,862
Deferred income tax provision  (par. 1 a)                                        (12,333)            (13,373)             (13,068)
Adjustment of goodwill on acquisition of Fast Air Carrier S.A. (par. 1 b)            595                 796                  796
Adjustment of property, plant and equipment arising from
  Lan Chile Cargo S.A. acquisition (par. 1 b)                                      2,370                 748                  684
Adjustment of goodwill on acquisition of Lan Chile Cargo S.A. (par. 1 b)         (15,159)            (13,774)             (13,774)
Adjustment of goodwill on acquisition of Inversiones Aereas S.A.
  (purchase of interest in Lan Peru S.A.) (par. 1 b)                                   -                 115                  115
Adjustment of goodwill on acquisition of SkyNet Worldwide
  Express (par. 1 b)                                                                   -                 117                  117
Adjustment of goodwill on acquisition of SkyBox Service
  Corporation (par. 1 b)                                                               -                  48                   48
Adjustment of goodwill on acquisition of Mas Investment
  Limited (par. 1 b)                                                                   -                  85                   85
Reversal of the revaluation of property and equipment (par. 1 c)                     (53)                (36)                 (30)
Minimum dividend required by law, equivalent to 30% of net income
 for the Year, determined in accordance with Chilean GAAP (par. 1 d)              (4,240)             (1,407)                (250)
Reversal of utilization of tax loss carryovers in Peru (par. 1 k)                      -                (488)                (488)
Other comprehensive loss on fair value of cash flow hedges
  (par. 1 l and par. 2 e)                                                              -             (25,763)             (30,174)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 e)          -              (2,326)              (1,945)
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases
  (par. 1 l and par. 2 e)                                                              -                (156)                   -
Ineffectiveness of cash flow hedge of securitization
  (net of amortization ) (par. 1 l and par. 2 e)                                       -                   -                 (383)
Income tax benefit related to items of other comprehensive loss (par. 1 a)             -               4,225                5,130
Reversal of amortization of goodwill under Chilean GAAP (par. 1 b)                     -                   -                3,148
                                                                                 -------             -------              -------
Net Equity in accordance with US GAAP                                            259,538             237,343              258,873
                                                                                 =======             =======              =======


The changes in net equity accounts determined under US GAAP are summarized as follows:

                                                                                In thousands
                                                                                   of US$
                                                                                   ------
Balance at December 31, 1999                                                      223,425
Reversal of accrued minimum dividend at December, 31 1999                          10,387
Distribution of final 1999 dividend                                               (10,387)
Distribution of interim 2000 dividend                                              (9,998)
Accrued minimum dividend at December 31, 2000                                      (4,240)
Net income for the year                                                            50,351
                                                                                  -------
Balance at December 31, 2000                                                      259,538
                                                                                  =======
Reversal of accrued minimum dividend at December, 31 2001                           4,240
Distribution of final 2000 dividend                                                (4,515)
Accrued minimum dividend at December 31, 2001                                      (1,407)
Other comprehensive loss:
     Loss from fair value of cash flow hedges                                     (25,763)
     Income tax benefit related to items of other comprehensive loss                4,225
Net income for the year                                                             1,025
                                                                                  -------
Balance at December 31, 2001                                                      237,343
                                                                                  =======




                                                                                In thousands
                                                                                   of US$
                                                                                   ------
Balance at December 31, 2001                                                      237,343
Reversal of accrued minimum dividend at December, 31 2001                           1,407
Distribution of final 2001 dividend                                                (1,407)
Distribution of interim 2002 dividend                                              (8,958)
Accrued minimum dividend at December 31, 2002                                        (250)
Other comprehensive loss:
     Loss from fair value of cash flow hedges                                      (4,411)
     Income tax benefit related to items of other comprehensive loss                  905
Net income for the year                                                            34,244
                                                                                  -------
Balance at December 31, 2002                                                      258,873
                                                                                  =======


2. Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a)   Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

                                                        Year ended December 31,
                                                       -------------------------
                                                       2000       2001      2002
                                                       ----       ----      ----
                                                          (In thousands of US$)

Basic earnings per share under Chilean GAAP             0.15      0.03      0.10
Basic earnings per share under US GAAP                  0.16      0.00      0.11

Weighted average number of shares of common stock
  Outstanding (in thousands)                         318,909   318,909   318,909
                                                     =======   =======   =======

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year.

b)   Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

                                                                              Year ended December 31,
                                                                      ---------------------------------------
                                                                      2000             2001              2002
                                                                      ----             ----              ----
                                                                               (In thousands of US$)
Current income tax expense....................................          283                68              116
Deferred income tax expense...................................        8,836               420            6,585
                                                                     ------            ------           ------
         Total provision under US GAAP........................        9,119               488            6,701
                                                                     ======            ======           ======

Deferred tax assets (liabilities) are summarized as follows:

                                                                              Year ended December 31,
                                                                      ---------------------------------------
                                                                      2000             2001              2002
                                                                      ----             ----              ----
                                                                               (In thousands of US$)

Unearned income...............................................       (3,261)           (3,252)          (4,129)
Prepaid expenses..............................................       (2,895)           (3,716)          (4,437)
Property and equipment........................................      (31,769)          (58,074)         (78,650)
Others   .....................................................         (985)           (1,011)          (3,951)
                                                                     ------            ------           ------
         Gross deferred tax liabilities.......................      (38,910)          (66,053)         (91,167)
                                                                     ------            ------           ------

Allowance for doubtful accounts...............................        1,671             2,788            3,704
Tax loss carryforwards........................................       12,183            37,749           56,134
Provision for vacations.......................................        1,394             1,482            1,714
Leasing obligations...........................................          505                 -                -
Fair value of cash flow hedges................................            -             4,622            5,271
Other provisions..............................................          737             3,016            1,744
Other.........................................................            6             2,015            2,733
                                                                     ------            ------           ------
         Gross deferred tax assets............................       16,496            51,672           71,300
Deferred tax assets valuation allowance.......................          (43)           (4,271)          (5,445)
                                                                     ------            ------           ------
         Net deferred tax liabilities ........................      (22,457)          (18,652)         (25,312)
                                                                     ======            ======           ======


The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 15% (2000), 16%
(2001) and 16.5% (2002) to pretax accounting income on a US GAAP basis as a result of the following differences:

                                                                              Year ended December 31,
                                                                      ---------------------------------------
                                                                      2000             2001              2002
                                                                      ----             ----              ----
                                                                               (In thousands of US$)
At statutory Chilean tax rate.................................        8,921               228            6,612
Increase (decrease) in rates resulting from:
     Non-taxable income.......................................         (213)             (340)            (559)
     Non-deductible items.....................................          638               914              365
     Change in valuation allowance............................            -               775            1,359
     International income tax differences ....................            -            (1,255)          (1,484)
     Increase in Chilean tax rates
       (effect on deferred income tax)........................            -               217              405
     Other....................................................         (227)              (51)               3
                                                                      -----             -----            -----
At effective tax rates........................................        9,119               488            6,701
                                                                      =====             =====            =====

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

The Company and certain of the Chilean subsidiaries (principally Lan Chile Cargo S.A.) have tax loss carryforwards aggregating ThUS$ 288,200 at December 31, 2002 which have no expiration date. These tax losses have resulted in a deferred tax asset at that date of ThUS$ 48,994.

Lan Peru has tax loss carryforwards aggregating ThUS$ 1,066 at December 31, 2002 which have an expiration date of four years beginning in the first year that a loss is incurred. The loss was first incurred in 2000 and the subsidiary had taxable income in 2001. The related deferred tax asset was ThUS$ 287 at December 31, 2002.

LanLogistics, Corp. and its subsidiaries have tax loss carryforwards aggregating ThUS$ 12,975 at December 31, 2002 which have expiration dates of seven years after the year of the loss. The related deferred tax asset is ThUS$ 4,412 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years. The following is the detail of these tax losses:

     Year of loss                                       Amount of loss
     ------------                                       --------------
                                                     (In thousands of US$)

2002                                                          3,178
2001                                                          4,681
2000                                                          1,504
1999                                                          2,282
1998                                                            213
1997                                                            572
1996                                                            545
                                                             ------
         Total                                               12,975
                                                             ======

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 3,038 at December 31, 2002 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,033 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$ 4,141 at December 31, 2002 which have expiration dates of seven years after the year of the loss. The related deferred tax asset was ThUS$ 1,408 at December 31, 2002.

c) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2001 and 2002 for which it is practicable to estimate that value.

Cash and cash equivalents:

Cash, time deposits and money market funds included in marketable securities and considered to be cash equivalents are stated at their carrying amount, which is equivalent to fair value.

Other marketable securities:

The fair value of marketable securities (other than money market funds) is based on the quoted market prices of the common stock or other securities held.

Other current assets:

Other current assets (principally deposits) are stated at carrying amount, which is equivalent to fair value.

Other assets:

The fair value of long-term accounts receivable included within Other assets was estimated using the interest rate the Company would pay for similar credit.

Short and long-term debt:

The fair value of short and long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

Financial instruments:

The fair value of swap and range swap fuel contracts (used in hedging of fuel prices) is the estimated amount that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account current fuel prices and the current creditworthiness of the counterparties.

The fair value of the interest rate swap agreements is based on estimated mid-market valuations. Such mid-market values attempt to approximate the economic value at the balance sheet date of a position using prices and rates at the average of the estimated bid and offer for the respective underlying assets or reference rates and/or mathematical models, as deemed appropriate by the Company. In the absence of sufficient or meaningful market information, such valuations or components thereof may be theoretical in whole or in part.

The estimated fair values of the Company's financial instruments on a US GAAP basis (including the consolidation of LanLogistics, Corp.) are as follows:

                                                  At December 31, 2001               At December 31, 2002
                                                  US GAAP            Fair            US GAAP            Fair
                                              Carrying amount        Value       Carrying amount        Value
                                              ---------------        -----       ---------------        -----
                                                                  (In thousands of US$)
Cash......................................           7,178            7,178             3,326            3,326
Time deposits.............................          66,528           66,528           125,476          125,476
Marketable securities.....................               -                -            30,619           30,619
Other current assets......................         269,276          259,276           287,655          287,655
Investments...............................           2,111            2,111             2,019            2,019
Other assets..............................          90,937           90,937           101,739          101,739
Current portion
  of long-term loans......................          52,154           52,154            61,373           61,373
Current portion of other
  long-term obligations...................          31,082           31,295            15,184           15,184
Notes payable.............................               7                7                81               81
Accounts payable..........................         144,510          144,510           158,480          158,480
Other current liabilities.................         199,012          198,130           224,583          224,583
Bank loans (long-term)....................         589,959          565,459           612,730          412,461
Other liabilities (long-term).............         167,627          166,831           210,800          210,800

Financial instruments:
Interest rate swaps.......................         (10,873)         (10,873)          (34,335)         (34,335)
Swap fuel contracts.......................         (15,046)         (15,046)            5,279            5,279

d) Concentration of credit risk

The Company's Accounts receivable are generated primarily from airline ticket and cargo service sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the Accounts receivable are generally short-term in duration. Accordingly, the Company does not believe that it is subject to any significant concentration of credit risk.

e)   Financial instruments

Adoption of FAS 133

As previously indicated, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001.

Since the Company did not designate any of the derivative instruments in effect at December 31, 2000 as a hedge upon the adoption of FAS 133, there was no cumulative effect adjustment in either earnings or other comprehensive income during 2001.

Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a "fair value" hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); (3) a foreign currency fair value or cash flow hedge (a "foreign currency" hedge); (4) a hedge of a net investment in a foreign operation; or (5) an instrument that is held for trading or non-hedging purposes (a "trading" or "non-hedging" instrument). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a foreign currency hedge is recorded in either current period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative's fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment account within other comprehensive income. Changes in the fair value of derivative trading and non-hedging instruments are reported in current period earnings.

Upon purchasing a financial instrument, the Company must determine whether a derivative instrument is "embedded" therein and if so, it must assess the economic characteristics of the embedded derivative to determine if they are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that
(1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair value, cash flow, or foreign currency hedge or (2) a trading or non-hedging derivative instrument. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings, or if the Company could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the balance sheet at fair value and not be designated as a hedging instrument.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Derivative instruments and hedging activities

The Company's activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Financial instruments: fuel price risk management

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude and global political factors. In order to minimize the risk of jet fuel price fluctuations, the Company enters into swap contracts in the jet fuel market, the West Texas intermediate (WTI) market or the heating oil market. The decision to enter into hedge contracts in the jet fuel, WTI or heating oil market depends on the relative price of each commodity at the supposed trade date.

The Company enters into jet price swap contracts in order to fix the jet fuel price at a certain level for a given quantity of jet fuel. Pursuant to such contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts. These contracts are classified as cash flow hedges for US GAAP purposes and as anticipated transactions for Chilean GAAP purposes.

As of December 31, 2002 the Company had no ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end. As of December 31, 2001, the Company had recognized a net loss of ThUS$ 156 for this concept. All components of the derivative's gain or loss were included in the assessment of hedge effectiveness.

The Company's jet fuel swap contracts with banks and other entities hedged notional fuel purchases of 123.0 million gallons in 2002, 137.0 million gallons in 2001 and 78.0 million gallons in 2000. The realized results on such contracts was a loss in 2002 of ThUS$ 5,454, a loss in 2001 of ThUS$ 10,526 and a gain in 2000 of ThUS$ 8,111. The fair value of the outstanding jet fuel price swap contracts was estimated to be a gain of ThUS$ 5,279 at December 31, 2002 (included in Other comprehensive income for US GAAP purposes), a loss of ThUS$ 15,046 at December 31, 2001 and an unrecognized gain of ThUS$ 2,527 at December 31, 2000.

For Chilean GAAP purposes, gains and losses on the hedging contracts referred to above are recognized as a component of Other income (expense) when the underlying fuel being hedged is consumed. For US GAAP purposes, such gains and losses would be classified as Operating expenses under the caption Aircraft fuel when the fuel is consumed.

Financial instruments: Interest rate risk management

In May 1999, the Company entered in an interest rate swap contract with a financial institution for a national amount of approximately ThUS$ 50,000 to convert from floating rate (Libor based) to fixed rate for a period of 5 years. Pursuant to the contract, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the national amount of the contract. The gain on the contract during 2000 was ThUS$ 242 and the fair value at December 31, 2000 was estimated at ThUS$ 195. The fair value of the contract was recorded during 2000 in Other current liabilities.

Upon the adoption of FAS 133, this swap was not considered to qualify for a hedge relationship and accordingly was not designated as a hedge. Therefore, the fair value of the swap at December 31, 2002 of ThUS$ 1,945 (ThUS$ 2,326 at December 31, 2001) was taken to the results of operations for US GAAP reconciliation purposes instead of as a charge to Other comprehensive income (see paragraph 1 m).

In May 2001, the Company also entered into six additional receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of US$ 330,608,000. Pursuant to these contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate of interest and the floating rate calculated on the notional amount of each contract. There is no associated cost to these contracts. The terms of these swap contracts have been negotiated to match the terms of the designated variable-rate debt. Thus, there is no ineffectiveness. The fair value of these contracts as of December 31, 2002 was estimated at a loss of ThUS$ 32,390 (a loss of ThUS$ 10,873 as of December 31, 2001) which was taken to Other comprehensive income for US GAAP reconciliation purposes.

During 2002, the Company also realized a loss of ThUS$ 12,212 (a loss of ThUS$ 4,818 during 2001) on these swap contracts which is included in Interest expense for both Chilean and US GAAP purposes.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to "lock in" a desired interest rate and hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables originating from certain ticket agents in the United States, as described in Note 16 to these financial statements.

The contract was classified as a cash flow hedge of a forecasted transaction for US GAAP purposes and as a hedge of an anticipated transaction for Chilean GAAP purposes.

The forecasted transaction referred to above occurred on August 22, 2002. At that time the Company recognized a deferred loss of ThUS$ 3,622 under Chilean GAAP for the settlement of the Treasury rate lock contract. For US GAAP purposes, the Company recognized a net loss of ThUS$ 402, which represented the total ineffectiveness of the cash flow hedge of the forecasted securitization and debited Other comprehensive income for the remaining ThUS$ 3,219, which are being amortized over the life of the securitization contract (82 months). As of December 31, 2002 the Company recognized an amortization charge for this concept amounting to ThUS$ 157 under US GAAP (ThUS$ 176 under Chilean GAAP).

For Chilean GAAP purposes, the deferred loss on the hedging contract referred to above is included in the balance sheet under the captions Prepaid expenses and Other assets (current and non-current portions, respectively) and the corresponding amortization is included in Interest expense both for Chilean and US GAAP purposes.

The effect of recording the ineffectiveness of cash flow hedge (net of amortization) in accordance with US GAAP is included in paragraph l m) above.

Risk of variation in foreign currency exchange rates

The company conducts business in local currencies in twelve countries and accordingly faces the risk of variation in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, Argentine peso, Mexican nuevo peso, Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on the Company because it has revenues and receivables denominated in those currencies. As a part of its risk management policy, the Company regularly monitors its exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of the foreign exchange rate fluctuations, the Company enters into foreign exchange hedging contracts. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date.

During 2001, the Company entered into a Argentine peso/U.S. dollar forward contract for a notional amount of ThUS$ 500 and into four Chilean peso/U.S. dollar forward contracts for a total notional amount of ThUS$ 25,000 in order to hedge part of its exposure in Argentina and Chile, respectively.

All of these contracts had been closed by December 31, 2001 and accordingly, no foreign currency positions were being hedged at that date. The realized loss on the Argentine peso/US dollar forward contract during 2001 was ThUS$ 15 and the realized gain on the Chilean peso/US dollar contracts for the year was approximately ThUS$ 1,099. All realized gains and losses are classified as Other income in the Chilean GAAP consolidated financial statements.

As of December 31, 2002 the Company had no foreign currency forward contracts outstanding.

Other information on derivative instruments

By using derivative financial instruments to hedge exposures to changes in exchange rates, interest rates, and jet fuel prices, the Company exposes itself to credit risk and market risk.

Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, does not assume repayment risk. The Company minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties (2) limiting the amount of its exposure to each counterparty, and (3) monitoring the financial condition of its counterparties. The Company also maintains a policy of requiring that derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates, currency exchange rates, or jet fuel prices. The Company manages the market risk associated with interest rate, jet fuel price, and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of December 31, 2002, approximately ThUS$ 3,058 of deferred net gains on derivative instruments included in other comprehensive income are expected to be reclassified as earnings during the next twelve months. Transactions and events that (1) are expected to occur over the next twelve months and (2) will necessitate reclassifying the derivative gains as earnings include (a) the repricing of variable rate debt, (b) the consumption of jet fuel previously hedged as forecasted purchases and (c) the amortization of the deferred loss generated in the prehedge of the securitization transaction. The maximum term over which the Company is hedging exposures to the variability of cash flows for all forecasted purchases of jet fuel is twelve months.

For the year ended December 31, 2001 the Company recognized a net loss of ThUS$ 459 (reported as a Non-operating expense in the consolidated statement of income), which represented the total ineffectiveness of all cash flow hedges of forecasted purchases of jet fuel that started and ended in the year. No ineffectiveness was accounted for in 2002.

f) Comprehensive income (loss)

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard (FAS) No, 130, "Reporting Comprehensive Income", which establishes standards for the reporting of comprehensive income and its components. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2002. There were no items of Other comprehensive income during 2000 and 2001. See paragraph 1 m) above for the effects included in the US GAAP reconciliation.

g) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although the Company is evaluating the effects of this Statement on its financial position and results of operations, management does not consider that the adoption of this Statement will have a material impact on the results of its operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Company is evaluating the effect of this statement on its financial position and results of operations, however, we do not expect that the adoption will have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. We are evaluating the impact of the new interpretation, however, we do not expect that the adoption of FIN 45 will have a material impact on our results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. We have evaluated the impact of the new interpretation, and the adoption does not have a material impact on our results of operations or financial position.