Form 20-F
period 2003-12-31
LAN CHILE SA
filed 2004-06-14
CIK 1047716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 1-14728

Lan Chile S.A.

(Exact name of registrant as specified in its charter)

Lan Chile S.A.	Republic of Chile
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Américo Vespucio Sur 901

Comuna de Renca,

Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American Depositary Receipts), each representing five shares of Common Stock, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 318,909,090

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18   ☒

i

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, references to “LanChile” are to Lan Chile S.A., the unconsolidated operating entity, and references to “LAN,” “we,” “us” or the “Company” are to LanChile and its consolidated subsidiaries. All references to “Chile” are references to the Republic of Chile.

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos”, “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 30, 2003, which was Ch$599.42=US$1.00. The observed exchange rate on June 8, 2004 was Ch$644.61=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

LanChile and the majority of our subsidiaries (including our main cargo subsidiary LanChile Cargo S.A., which we refer to as “LanChile Cargo”) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. Current generally accepted accounting principles in Chile, or Chilean GAAP, require monetary assets and liabilities to be translated at period-end exchange rates, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence and revenue and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized. As required by Chilean GAAP, the financial statements of our subsidiaries that report in Chilean pesos are adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index published by the Chilean National Institute of Statistics.

Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain significant differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of our net income and shareholders’ equity to U.S. GAAP, see Note 24 to our audited consolidated financial statements.

We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 3 of this annual report.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to service our debt and fund our working capital requirements;

•	the maintenance of relationships with customers;

•	the effects on us from competition;

•	future demand for passenger and cargo air service in Chile and other countries in Latin America;

•	the state of the Chilean and world economies and airline industries;

•	future terrorist incidents or related activities affecting the airline industry;

•	the relative value of the Chilean peso compared to other currencies;

•	inflation;

•	increases in interest rates; and

•	changes in the regulatory environment in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Key Information—Risk Factors” under Item 3.

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown.

“systems available ton kilometers” or “systems ATKs”	The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

“cargo ton kilometers”	The cargo load in tons multiplied by the kilometers flown.

“revenue passenger kilometers” or “RPKs”	The number of revenue passengers carried multiplied by the kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger operations plus revenue from cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by either RPKs or RTKs.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“overall break-even load factor”	Operating costs (operating expenses plus net interest expense less other revenue) per ATK (passenger and cargo) divided by overall yield.

“overall load factor”	RTKs (passenger and cargo) expressed as a percentage of ATKs (passenger and cargo).

“passenger break-even load factor”	Operating costs (operating expenses plus net interest expense less other revenue) per ASK divided by passenger yield.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI Contract”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease”.

“on time rate”	Percentage of flights that depart within fifteen minutes of scheduled take-off.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2003 and the three months ended March 31, 2003 and March 31, 2004. The summary financial information at and for the three fiscal years in the period ended December 31, 2003 has been derived from our audited consolidated financial statements. The summary financial information at and for the three months ended March 31, 2003 and March 31, 2004 has been derived from our unaudited interim consolidated financial statements filed in Chile with the Chilean Superintendency of Securities and Insurance Companies.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects”.

Annual Financial Information

	Year ended December 31,					Three months ended March 31, (unaudited)
	1999	2000	2001	2002	2003	2003	2004
	(in US$ millions, except per share and capital stock data)
The Company(1)

Statement of Income Data:

Chilean GAAP

Operating revenues
Passenger	$692.3	$750.7	$803.0	$803.7	$918.4	$225.1	$292.3
Cargo	474.3	593.5	539.5	520.8	602.0	140.4	169.7
Other	70.1	81.0	85.8	127.9	118.4	30.3	29.9

Total operating revenues	1,236.7	1,425.2	1,428.3	1,452.4	1,638.8	395.8	491.9
Operating expenses(2)	1,186.4	1,349.9	1,378.1	1,390.4	1,527.1	369.6	428.9

Operating income	50.3	75.3	50.3	62.1	111.7	26.3	63.0

Other income (expense)
Interest income	4.6	5.3	5.5	3.8	6.3	1.3	2.2
Interest expense	(25.1)	(31.7)	(35.5)	(40.8)	(39.4)	(10.1)	(9.4)
Miscellaneous-net(2)	18.1	10.0	(8.4)	13.2	24.1	8.6	2.8

Total other income (expense)	(2.4)	(16.4)	(38.4)	(23.8)	(9.0)	(0.2)	(4.4)
Minority interest	(0.1)	(0.1)	(1.6)	(0.4)	(0.9)	0.2	0.2
Income before income taxes	47.8	58.8	10.3	37.8	101.9	26.3	58.8
Income taxes	(0.2)	(10.4)	0.6	(7.0)	(18.3)	(4.6)	(10.7)

Net income	$47.6	$48.4	$10.8	$30.8	$83.6	$21.6	$48.1
Net income per common share(3)	$0.15	$0.15	$0.03	$0.10	$0.26	$0.07	$0.15
Net income per ADS(3)	$0.75	$0.76	$0.17	$0.48	$1.31	$0.34	$0.75

U.S. GAAP
Operating revenues	$1,236.7	$1,425.2	$1,441.3	$1,452.4	$1,638.8	—	—
Net income	37.1	50.4	1.0	34.2	88.8	—	—
Basic and diluted earnings per share(3)	0.12	0.16	0.00	0.11	0.28	—	—
Net income per ADS(3)	$0.58	$0.79	$0.02	$0.54	$1.39	—	—

	At December 31,					At March 31, 2004 (unaudited)
	1999	2000	2001	2002	2003
	(in US$ millions, except capital stock data)
Balance Sheet Data:

Chilean GAAP
Cash, time deposits and marketable securities	$40.4	$68.7	$73.4	$159.4	$219.0	$256.5
Miscellaneous current assets(4)	229.0	266.0	261.1	256.4	267.7	255.7
Property and equipment	606.0	707.2	985.8	1,026.4	1,009.5	997.4
Total other assets	101.2	107.6	114.7	143.2	132.3	137.0

Total assets	976.6	1,149.6	1,435.5	1,585.4	1,628.5	1,646.7
Long-term liabilities	471.9	531.9	722.2	813.5	765.4	767.1
Shareholders’ equity	261.3	288.4	288.5	308.9	352.6	400.7

U.S. GAAP
Total assets	$982.1	$1,136.9	$1,422.4	$1,545.4	$1,610.5	—
Long-term liabilities	494.6	544.5	740.8	821.6	777.0	—
Shareholders’ equity	223.4	259.5	237.3	258.9	323.5	—
Capital stock (millions of shares)	318.9	318.9	318.9	318.9	318.9	—

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.
(2)	To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the Miscellaneous-net line in each of 1999, 2000, 2001, 2002 and 2003. We recorded no hedging gain or loss in 1999, an $8.1 million fuel hedge gain in 2000, a $10.5 million fuel hedge loss in 2001, a $5.5 million fuel hedge loss in 2002 and a $12.3 million fuel hedge gain in 2003. During the three months ended March 31, 2003 and March 31, 2004, we recorded a US$6.9 million and a US$7.3 million fuel hedging gain, respectively.
(3)	We had 318,909,090 common shares outstanding in each of the periods indicated, which is equivalent to 63,781,818 ADSs.
(4)	Total current assets less the sum of cash, time deposits and marketable securities.

In accordance with the Chilean Corporation Law, LanChile must pay annual cash dividends equal to at least 30% of its annual consolidated net income each year (calculated in accordance with Chilean GAAP), subject to the limited exceptions set forth above.

LanChile declared aggregate dividends of $14,271,282 with respect to income for 1999, $14,513,753 with respect to income for 2000, $1,406,760 with respect to income for 2001, $13,812,763 with respect to income for 2002 and $41,775,366 with respect to income for 2003. As of March 31, 2004 we have paid $34,999,348 million with respect to income for 2003. The final dividend of $6,776,018 with respect to income for 2003 was paid on May 13, 2004. The table below sets forth the cash dividends per common share, as well as the number of common shares entitled to such dividends, for the years indicated. Dividend per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share
		(U.S. dollars)	(in millions)	(U.S. dollars)
1999	April 19, 1999 May 10, 2000	3,884,313 10,386,969	318.91 318.91	0.01218 0.03257
2000	January 19, 2001 May 10, 2001	9,998,000 4,515,753	318.91 318.91	0.03135 0.01416
2001	May 10, 2002	1,406,760	318.91	0.00441
2002	January 15, 2003 May 9, 2003	8,958,156 4,854,607	318.91 318.91	0.02809 0.01521
2003	August 19, 2003 November 21, 2003 May 13, 2004	11,583,448 23,415,900 6,776,018	318.91 318.91 318.91	0.03632 0.07343 0.02124

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate three days prior to the day we first make payment to shareholders. Our board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. Payments of cash dividends to holders of American Depositary Receipts, or

ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers those U.S. dollars to the depositary for distribution to holders. For a description of our dividend policy, see “—Other Financial Information—Dividend Policy” under Item 8. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Chilean currency that occur before such dividends are converted and remitted.

Exchange Rates

The following table sets forth, for the yearly periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Daily Observed Exchange Rate Ch$ per US$
Year Ended December 31,	High	Low	Average(1)	Period- end
1999	550.93	468.69	508.78	530.07
2000	580.37	501.04	542.62	572.68
2001	716.62	557.13	636.39	656.20
2002	756.56	641.75	694.46	712.38
2003	758.21	593.10	687.51	599.42

Source: Central Bank of Chile

(1)	Average of the month-end exchange rates for the relevant period.

The following table sets forth, for the monthly periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$
	High	Low
Month in 2003
November	632.23	616.34
December	621.27	593.10
Month in 2004
January	596.78	559.21
February	598.60	571.35
March	623.21	588.04
April	599.36	624.84
May	644.42	622.25
June(1)	632.02	643.00

Source: Central Bank of Chile

(1)	Period through June 7, 2004.

On June 8, 2004, the observed exchange rate was Ch$644.61=US$1.00.

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our American Depositary Shares, or ADS, that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.

Risks Related to our Operations and the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business.

Passenger and cargo demand is heavily cyclical and highly dependant on global and local economic growth, economic expectations and foreign exchange rate variations. In the past we have been impacted by weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	changes in the regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Similar future events occurring in one or more countries in which we operate could have a material effect on our results of operations.

A future incident similar to the September 11, 2001 terrorist attacks in the United States could have a severe impact on the airline industry and adversely affect our revenues.

The terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the airline industry, particularly on foreign air carriers operating international service to and from the United States. Airline traffic in the United States fell dramatically after the attacks. Throughout South America, passenger traffic also decreased substantially, although the decrease was less severe than that in the United States. Our passenger revenues are largely dependent on the number of passengers traveling on our flights. Following September 11, 2001, we experienced a significant decline in passenger traffic and, therefore, a significant decline in revenues. Any future terrorist attacks or the threat thereof, whether or not involving commercial aircraft, the general increase of hostilities relating to reprisals against terrorist organizations or otherwise, and any related economic impact or prolonged general reduction in travel demand could result in decreased passenger traffic and, as a result, cause a material adverse effect on our business, financial condition and results of operations.

The airline industry has experienced increased costs following the September 11, 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for insurance against aircraft damage and liability to third parties increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks, the Chilean government has given no indication of an intention to provide a similar indemnification for Chilean airlines. In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations.

Our business may be adversely affected by a downturn in the airline industry.

Demand for air transportation may be adversely impacted by exogenous events, such as natural disasters, epidemics, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations.

A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as salmon and produce exports from Chile and fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations.

Our operations are subject to fluctuations in the supply and cost of jet fuel.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could materially affect our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 17.0% of our operating expenses in 2003. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Our ability to lessen the impact of any increase in fuel costs by increasing fares or otherwise passing on a portion of such costs to our customers may also be limited.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays.

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate, which measures the number of flight hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

Furthermore, high aircraft utilization rates increase the risk that, if an aircraft falls behind schedule, it could remain behind schedule for up to two days. Such delays could result in a disruption in our operating performance, leading to customer dissatisfaction due to any resulting delays or missed connections.

We are often affected by certain factors beyond our control, including weather conditions, which can affect our operations.

Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed and, as a result, our revenues could suffer.

Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business.

We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or any other unpredictable event. There can be no assurance that, as a result of an aircraft accident or incident:

•	we will not need to increase our insurance coverage;

•	our insurance premiums will not increase significantly;

•	our insurance coverage will fully cover all of our liability; or

•	we will not be forced to bear substantial losses.

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

Insurance premiums may also increase due to an accident or incident affecting one of our airline affiliates or alliance partners or affecting other airlines.

Our business may suffer if any of our strategic partners terminate our alliance or commercial relationship.

We maintain a number of alliances and other commercial relationships with strategic partners that allow us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If our relationship with any of our strategic partners and, in particular, with American Airlines, Iberia, Qantas or oneworld® deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected.

High levels of competition in the airline industry may adversely affect our level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases. Several of our competitors are larger than us and have greater brand recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries. The U.S.-Chile and other open skies agreements may subject us to further competition from international carriers. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our cargo and domestic passenger businesses. Competition could reduce our passenger traffic, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

Our plans for regional expansion within Latin America depend upon key regulatory and commercial issues.

We plan to continue to increase the scale of our operations and revenues by expanding our presence outside of Chile, both directly and through our affiliates. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify and maintain strategic local partners.

If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected.

The majority of our aircraft are subject to long-term operating leases. Our operating leases typically run from three to 12 years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate terms similar to those we now have upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

We fly and depend upon Airbus and Boeing aircraft, and our business is at risk if we do not receive timely deliveries of aircraft or if the public negatively perceives our aircraft.

As of April 30, 2004, we operated a fleet of 20 Airbus and 36 Boeing aircraft. As our fleet grows, our risk in relying on these two manufacturers also grows. These risks include:

•	the failure or inability of Airbus or Boeing to provide sufficient aircraft, parts or related support services on a timely basis;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance of FAA or other directives restricting or prohibiting the use of Airbus or Boeing aircraft or requiring time-consuming inspections and maintenance; or

•	the adverse public perception of a manufacturer as a result of an accident or other negative publicity.

The occurrence of any one or more of these factors could restrict or end our ability to use the affected property to generate profits or could otherwise limit our operations.

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

Our business may be adversely affected by our high degree of debt and aircraft lease obligations compared to our equity capital.

We have a high degree of debt and payment obligations under our aircraft operating leases compared to equity capital. In order to finance our debt, we depend in part on our cash flow from operations. We cannot assure that in the future we will be able to fully finance our business operations and expansion efforts. In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on the secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to generate revenue.

Future changes in the status of Chilean and foreign governmental authorizations and licenses could adversely affect our business.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities (among them, those from Brazil, Chile, the Dominican Republic, Ecuador, Mexico, Peru and the United States) fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the Chilean Junta Aeronáutica Civil, which we refer to as the JAC, and technical operative authorizations issued by the Chilean Dirección General de Aeronáutica Civil, which we refer to as the DGAC, and other corresponding local authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

We are also subject to various international bilateral air transport agreements between the countries in which our companies are based and other countries to which we provide service, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our companies are based and foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate to certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. We cannot assure that a change in a foreign government’s administration of current laws and regulations or that the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

We are also subject to antitrust regulation by the Chilean government because of our dominant position in the Chilean domestic passenger market. There are no legal barriers to entry in the Chilean airline industry, however, and we could face competition in the future on any or all of our domestic routes, including competition from foreign air carriers that establish a corporate presence in Chile.

Our ability to service certain important destinations could be limited in the future.

If we are unable to obtain favorable take-off and landing authorizations at certain high-density airports, our business, financial condition and results of operations could be adversely affected. Some airports in the United States are subject to take-off and landing restrictions administered by the U.S. Federal Aviation Administration, which is also known as the FAA. There can be no assurance that we will be able to obtain all requested authorizations and slots in the future because, among other factors, government policies regulating the distribution of the authorizations and slots are subject to change.

Problems with air traffic control systems or other technical failures could interrupt our operations and materially affect our business.

Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems, and the commitment of our personnel. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results and our reputation.

Our financial success depends on the availability and performance of key personnel.

Our success depends to a significant extent on the ability of our senior management team and key personnel to operate and manage our business effectively. Our employment agreements with key personnel do not contain any non-competition provisions. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or if we are unable to attract and retain new qualified personnel, our business, financial condition and results of operations could be materially adversely affected.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

A substantial number of our administrators, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

As an example, during the third quarter of 2001, members of one of our pilot unions implemented a series of actions that disrupted our services prior to the negotiation of their collective bargaining agreement, which had a negative impact on our operations and our profitability.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, would directly impact our earnings.

Labor costs constitute a significant percentage of our total operating costs, and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. As a result, a significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

We may experience difficulty finding, training and retaining employees.

Our business is labor-intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

We may not be able to secure the resources necessary to sustain our growth.

Rapid growth may strain our existing management resources and operational, financial and management information systems and controls. Expansion will also require us to hire additional skilled personnel, purchase more equipment and additional or larger facilities, upgrade our internal audit function and implement more detailed long-term budgeting procedures. If we are unable to hire skilled personnel or secure the required equipment and facilities in an efficient, cost-effective manner, we may not be able to achieve our growth plans and sustain or increase our profitability.

Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

Our operations are covered by environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to our business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.

Risks Related to Chile and Other Emerging Market Countries

Developments in Latin American countries and other emerging market countries may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease.

We conduct a significant portion of our operations in emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean economy or the market value of our securities and have a material adverse effect on our business, financial condition and results of operations. For example, if Argentina’s economic and political environment does not improve, the economy in Chile, as both a neighboring country and a significant trading partner, could be affected and could experience slower growth than in recent years, negatively impacting our business and results of operations. This negative impact could weaken investor confidence in Chile and consequently lead to a reduction in the market price of our common shares or the ADSs representing our common shares. Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

Fluctuations in the Chilean peso and other foreign currencies relative to the U.S. dollar may adversely affect our revenues and profitability.

Changes in the exchange rate between the Chilean peso and the U.S. dollar could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while approximately 24% of our revenues and 27% of our operating expenses are denominated in pesos and various other currencies. If the value of the peso or of other currencies in which revenues are denominated declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced significant volatility in recent years, including a nominal decrease of approximately 9.8% against the U.S. dollar from December 31, 2001 to December 31, 2002 and a nominal increase of approximately 15.9% against the U.S. dollar from December 31, 2002 to December 31, 2003. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. The disclosure required of foreign issuers under the Exchange Act is more limited than the disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities markets and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

Risks Related to our Common Shares and ADSs

Our majority shareholders may have interests that differ from those of our other shareholders.

As of April 30, 2004, four independent groups of shareholders, whom we collectively call our majority shareholders, together, beneficially owned 81.16% of our voting common shares. These majority shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Due to the small public float, our common shares are less actively traded than securities of other companies with larger public floats in more developed countries and, consequently, an ADS holder may have a limited ability to sell ADSs or the common shares underlying ADSs (upon withdrawal from the ADR facility) in the amount and at the price and time that it may desire. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary, could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

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

We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required.

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Act and Regulation thereof, Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, collectively known as the Chilean Corporation Law, provide that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

ITEM 4. INFORMATION ON THE COMPANY

BUSINESS

Overview and History of the Company

We are the main provider of domestic and international passenger and cargo air services in Chile and one of the leading airlines in Latin America. As of April 30, 2004, we serviced 15 destinations in Chile (plus two seasonal destinations), seven destinations in Peru (six serviced only by our subsidiary Lan Perú S.A., or LanPeru), 17 destinations (plus two seasonal destinations) in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, as of April 30, 2004, through our various code-share agreements we offered service to 33 additional international destinations. We provide cargo service to all our passenger destinations and to 15 additional freighter destinations. We also offer handling services and courier services through some of our subsidiaries and, over the past three years, we have expanded into the logistics business and now offer logistics, small package and express door-to-door services in certain Latin American countries. We have also purchased majority and minority stakes in several regional affiliates in order to further strengthen our passenger and cargo networks.

The Chilean government founded LanChile in 1929. LanChile was a government-owned company from 1929 until its incorporation in 1983. LanChile began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of LanChile’s capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our majority shareholders acquired 98.7% of LanChile’s stock, including the remaining stock held by the Chilean government, in a series of transactions. As of April 30, 2004, the majority shareholders held 81.16% of our capital stock. For more information about our majority shareholders, see “Major Shareholders and Related Party Transactions” under Item 7.

Since the majority shareholders’ acquisition of our capital stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability every year despite significant challenges. Additionally, we have created a comprehensive network across the region by forming, together with local partners, or acquiring, passenger affiliates in Peru, Ecuador, and the Dominican Republic and cargo affiliates in Brazil and Mexico. In early 2004, we changed our corporate image and started using the “LAN” brand in order to better reflect the common values and attributes present in all the companies forming our network. We have complemented our own network with a set of bilateral alliances with carriers such as American Airlines, Iberia and Qantas, and have been a member of the oneworld® alliance since 2000.

Lan Chile S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile, with principal executive offices at Avenida Américo Vespucio Sur 901, Comuna de Renca, Santiago, Chile. Our general telephone number at this location is (56-2) 565-2525.

Organizational Structure

LanChile is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by LanChile and also by a number of different subsidiaries. In the passenger business we operate five main airlines: LanChile, Transporte Aéreo S.A., or LanExpress, LanPeru, Aerolane Líneas Aéreas Nacionales del Ecuador S.A., or LanEcuador, and Línea Aérea de Navegación Dominicana S.A., or LanDominicana. In the passenger business we market our sales primarily under the LAN brand. LanChile holds a 100% stake in LanExpress through direct and indirect interests, a 70.0% stake in LanPeru through direct and indirect interests, a 45.0% indirect stake in LanEcuador and a 49.0% indirect stake in LanDominicana. For more information, see “—Business of the Company—Regional Expansion” below. Our cargo operations are carried out by a number of companies, including LanChile and LanChile Cargo and are complemented by the operations of certain subsidiaries, such as Aero Transportes Mas de Carga S.A. de C.V., or MasAir, in Mexico and Aerolinhas Brasileiras S.A., or Absa, in Brazil. In the cargo business, we market ourselves primarily under the LanCargo brand.

In addition to our main transportation activities, we provide a series of ancillary services through various subsidiaries. As such, we offer handling services through certain of our subsidiaries, courier services through our subsidiary LanCourier S.A., or LanCourier, and logistics, small package and express door-to-door services through LanLogistics.

Competitive Strengths

Our strategy is to maximize shareholder value by increasing revenues and profitability by improving our operational efficiencies between cargo and passenger air travel, thoroughly planning for our expansion efforts and carefully controlling costs. We plan to accomplish this goal both by focusing on our existing competitive strengths and by implementing new strategies to fuel our future growth. We believe our most important competitive strengths are:

Leading Airline in South America

We are a market leader in the international and domestic passenger and cargo air services both in Chile and in most of the South American markets that we serve. We have the largest market share of passenger traffic in the majority of the key international routes that connect Chile with the United States, Europe, the South Pacific and other Latin American countries. Within Chile, we continue to have the leading market share of domestic passenger traffic. We are also the leading air cargo operator within, to and from South America. Our strong and growing operations are based on high-quality services, safety and network efficiency and flexibility.

Unique Integration of Passenger and Cargo

We believe that one of our distinct competitive advantages is our integrated operations focus, which combines the planning and scheduling of our passenger and cargo operations. Our cargo operations as a percentage of total revenues of 36.7% in 2003 are among the highest in the global airline industry. Our integrated model is valuable because it maximizes our revenues by transporting cargo in the belly of our passenger flights, lowering our break-even load factors, maximizing our profitability and lowering the volatility of our business over time.

Extensive Route Network

We have developed a distinctive network of cargo and passenger operations based on a set of routes and destinations that connect Latin America with the United States, Europe and the South Pacific operated by our various subsidiaries and affiliates based in Chile, Peru, Ecuador, Brazil, Mexico and the Dominican Republic. This varied and extensive network allows us to maximize our daily fleet utilization, an important factor in our low cost structure. In addition, the recent launch of the unified LAN brand will provide our customers with an integrated travel experience both within Chile and on all of our international routes.

Attractive Cost Structure

We believe we have a highly competitive cost structure with a low operating cost of 31.8 cents per ATK in 2003. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, a modern and fuel-efficient fleet and a cost-conscious culture. Our wages and labor costs accounted for approximately 16% of total costs in 2003, a lower percentage than that of other mainline carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2003, our Boeing 767 and Airbus A340 aircraft operated more than 15 hours per day. Our long-haul fleet has an average age of 6.5 years, and we periodically renovate aircraft in our short-haul fleet. Finally, our corporate culture promotes constant process streamlining and productivity enhancement.

Strong Strategic Alliances

We are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, creating a global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with over 570 travel destinations, a combined reservations system and attractive schedule flexibility, which substantially enhance our competitive position within the Latin American transcontinental markets. Our strong cargo network is also bolstered by alliances and commercial agreements with partners such as American Airlines in the United States and Lufthansa Cargo in Europe.

Flexible Fleet Strategy

We carefully select our aircraft in order to complement our route network and optimize profitability given that we serve a diverse network of long- and short-haul markets. Our leased fleet is structured with staggered lease maturities over time to create the strategic flexibility to expand or reduce capacity according to market conditions. We believe that our aircraft and the flexible structure of our fleet allow us to maximize aircraft utilization by adapting rapidly to changes in passenger and cargo demand in the markets that we serve.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Leverage the Benefits of Combining our Passenger and Cargo Businesses

We will continue to leverage the benefits of combining our passenger and cargo operations. Our passenger and cargo operations are equally important aspects of our business and we dedicate the necessary resources, employees, facilities, management and fleet, to enable both operations to provide high-quality service and to compete effectively in their respective markets. We integrate the two businesses by taking into consideration the potential for cargo services when planning passenger routes, and, when most efficient, maintaining certain dedicated cargo routes using our freighter aircraft. Cargo operations represented 36.7% of our total operating revenues in 2003, and we expect that they will be a significant source of additional revenue on our passenger flights, enabling us to offset fixed operating expenses per flight and thereby improve our profitability on a per flight basis. Additionally, this combination enhances revenue diversification and smoothes seasonal revenue fluctuations.

Maintain High Efficiency Standards

We will continue to focus on efficiency by increasing our aircraft utilization and streamlining our operations. We maintain a low-cost base due to our productive, flexible and committed personnel, high aircraft utilization and a continuous effort to streamline operations. We have also enhanced direct sales channels to reduce distribution expenses. Additionally, we plan to increase the efficiency of revenue generation by continuing to use revenue and yield management systems.

Maintain Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In the passenger businesses we focus on high punctuality rates, quick check-in for short-haul flights, a modern fleet, and world-class on-board service. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our new facilities in key gateways, such as Miami, to ensure optimal handling of our customers needs.

Enhance the Value of the LAN Brand

In March 2004, we created the LAN brand, our new corporate image, under which all of our passenger companies will now operate (with the exception of LanExpress for domestic routes in Chile). We are updating our plans, signage and marketing. By uniting all companies under the LAN alliance concept, we seek to enhance the value of our brand, increase efficiency in marketing efforts, and reinforce the idea of an integrated travel experience across all of the alliance’s operators. The rebranding will also involve the use of new paint schemes on our aircraft. We estimate that this process will be completed by mid-2005.

Build a Comprehensive Network

We are in the process of developing a broad network across the region. In the passenger business, the LAN alliance comprises companies in Chile, Peru, Ecuador and the Dominican Republic, and in the cargo business it includes operators in Chile, Brazil and Mexico. Through this network we are not only able to enhance and diversify our revenue base, but also benefit from seasonal patterns. Our own regional network is complemented by a set of alliances and commercial agreements that strengthen our competitive position and provide customers with access to a global network. We also may grow our network by expanding our operations in other countries. For example, we are currently in the initial phases of negotiation for a potential acquisition of shares of the Argentine airline, American Falcon S.A. For more information, see “—Business of the Company—Regional Expansion” below.

Maintain an Emphasis on Safety

Our top priority is safety, and we have structured our operations and maintenance to focus on safe flying. Our main maintenance facilities are certified by the FAA, DGAC and other civil aviation authorities. Our maintenance procedures and our flight operations are certified under ISO 9001-2000 standards. We have programs in place to train our crews and mechanics at a high level both at facilities abroad or at the training centers we have developed in association with world-class partners.

Maintain a Solid Financial Position

We are one of the few investment-grade rated airlines in the world. We seek to maintain our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations.

Business of the Company

Airline Operations and Route Network

We are the main provider of international and domestic passenger and cargo air services in Chile and one of the leading airlines in Latin America. Our international and domestic passenger and cargo operations and services have increased substantially over the past five years in terms of capacity, traffic and revenue.

In 2003, according to the JAC, the official Chilean civil aviation authority, we held market shares of:

•	49.4% of the Chilean international passenger market, based on RPKs;

•	83.4% of the Chilean domestic passenger market, based on RPKs;

•	53.6% of the Chilean international cargo market, based on RTKs; and

•	91.3% of the Chilean domestic cargo market, based on RTKs.

The following table sets forth the number of passengers we carried and our gross traffic revenues by activity for the periods indicated.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in US$ millions, unless otherwise indicated)
The Company(1)
Passengers carried (thousands)	4,302.1	4,316.1	5,236.4	5,316.5	5,509.1
Total passenger revenues	$692.3	$750.7	$803.0	$803.7	$918.4
Total cargo revenues	474.3	593.5	539.5	520.8	602.0
Total traffic revenues	$1,166.6	$1,344.2	$1,342.5	$1,324.5	$1,520.4

(1)	Information provided for the Company consolidates LanPeru beginning August 2001, LanEcuador beginning April 2003 and LanDominicana beginning June 2003.

Passenger Operations

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	1999		2000		2001		2002		2003
The Company(1)
ASKs (million)
International		11,654.7		11,145.2		12,904.6		13,011.5		14,505.3
Domestic		3,389.7		3,267.8		3,997.1		4,055.2		3,818.6
Total		15,044.4		14,413.0		16,901.7		17,066.8		18,323.9
RPKs (million)
International		7,639.9		7,807.0		8,584.9		8,457.8		10,271.5
Domestic		2,116.5		2,124.3		2,694.9		2,681.8		2,399.5
Total		9,756.4		9,931.3		11,279.8		11,139.5		12,671.0
Passenger yield (passenger revenues/ RPKs, in US cents)
International	US¢	6.75	US¢	7.21	US¢	6.97	US¢	6.86	US¢	6.86
Domestic		8.36		8.85		7.90		8.35		8.90
Combined yield(2)	US¢	7.10	US¢	7.56	US¢	7.12	US¢	7.22	US¢	7.25
Passenger load factor (%)
International		65.6%		70.0%		66.5%		65.0%		70.8%
Domestic		62.4		65.0		67.4		66.1		62.8
Combined load factor(3)		64.9%		68.9%		66.7%		65.3%		69.1%

(1)	Information provided for the Company consolidates LanPeru beginning August 2001, LanEcuador beginning April 2003 and LanDominicana beginning June 2003.
(2)	Aggregate of international and domestic passenger yield.
(3)	Aggregate of international and domestic passenger load factor.

International Passenger Air Service

Our international network comprises seven destinations in Peru, 17 destinations (plus two seasonal destinations) in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America we have routes to Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Papeete (Tahiti) and Sydney. In addition, as of April 30, 2004, through our various code-share agreements, we offered service to 22 additional destinations in North America, ten additional destinations in Europe and one additional destination in Latin America. International passengers accounted for approximately 57% of our total passengers in 2003.

The following table sets forth our market share, in order of our weekly frequencies of service, for international flights in 2003.

International destination	Market share(1)
Buenos Aires, Argentina	68.8%
United States(2)	44.2
Lima, Peru	78.7
Mendoza, Argentina	90.1
Sao Paulo, Brazil	38.0
Cordoba, Argentina	99.7
La Paz, Bolivia	84.7
Montevideo, Uruguay	64.5
Rio de Janeiro, Brazil	58.9
Frankfurt, Germany	23.4
Madrid, Spain	44.7
Mexico City, Mexico	66.0
Easter Island, Chile(3)	100.0
Punta Cana, Dominican Republic	100.0
Papeete, Tahiti	100.0
Bogota, Colombia	58.5
Cancun, Mexico	100.0
Caracas, Venezuela	77.7
Guayaquil, Ecuador	89.3
Falkland Islands	100.0
Habana, Cuba	71.5
Quito, Ecuador	86.0
Rosario, Argentina	100.0
Auckland, New Zealand	97.3
Sydney, Australia	94.6
Total/weighted average of market shares(4)	49.4

Source: JAC data

(1)	Market share includes LanChile, LanExpress and LanPeru data for traffic between Chile and the specified destinations only.
(2)	Market share percentage with respect to the United States is calculated based on total traffic between Chile and all U.S. destinations. Taking in account only the three destinations to which we operate (New York, Miami and Los Angeles), we have a 52.9% market share.
(3)	Our Easter Island flights use long-haul aircraft, and for operational purposes we therefore classify Easter Island as an international destination.
(4)	Calculated as our traffic over total traffic for these routes, measured in RPKs.

Our international passenger traffic grew 34% between 1999 and 2003, from 7,639.9 million RPKs in 1999 to 10,271.5 million RPKs in 2003, primarily due to trade liberalization, market share gains, increased connecting traffic from other Latin American countries, the launch of new routes and the consolidation of LanPeru in 2001 and LanEcuador and LanDominicana in 2003.

During the second half of 2001 and the first half of 2002, our international passenger traffic decreased significantly due to two events. The September 11, 2001 terrorist attacks in the United States not only had a dramatic impact on traffic to and from the United States, but also affected other international routes as well. Additionally, the economic and political crisis in Argentina severely reduced traffic originating in that country. This reduction not only affected Argentina-Chile routes, but also long-haul routes, as we carried a significant number of Argentine passengers along these routes. As a result, international traffic declined approximately 6% in the fourth quarter of 2001, 12% in the first quarter of 2002 and 7% in the second quarter of 2002, in each case, as compared to the same quarter in 2001.

In order to minimize losses related to the September 11, 2001 attacks and the Argentine crisis, we adjusted our operations by reducing capacity on some routes. We reallocated this capacity to other routes and intensified our commercial efforts in other countries, such as Peru and Ecuador. Additionally, we continuously adjusted our itineraries to match supply and demand. For example, we capitalized on increased demand to Argentina by providing better connections from other Latin American countries to Argentina through Santiago. We also developed new alliance relationships and expanded existing ones (see “—Passenger Operations—Passenger Alliances and Commercial Agreements” below). These efforts enabled our passenger traffic to recover and, while traffic fell 6.4% in the first half of 2002, for the full year it only declined 1.0%.

International traffic continued to recover during 2003. During the first quarter of the year, traffic increased despite weak demand (caused by economic uncertainty and the war with Iraq) as we capitalized on market share gains on international routes. Traffic growth accelerated after the second quarter due to our expansion into new routes, our stronger competitive position, an increase in demand in the Chilean market because of improved economic expectations, the partial recovery of Argentinean demand and a stronger local currency. In 2003, our international passenger traffic grew 10.6% in the first quarter, 22.9% in the second quarter, 23.8% in the third quarter and 28.7% in the fourth quarter, in each case as compared to the same quarter in 2002. International yields remained flat in 2003, as lower yields due to an increase in average trip lengths (longer flights generally have lower yields) were offset by higher average fares due to improved segmentation.

International Passenger Market

The following table sets forth estimated total Chilean international air passenger service to or from Chile and Chilean GDP for the periods set forth below.

	1999	% change(1)	2000	% change(1)	2001	% change(1)	2002	% change(1)	2003	% change(1)
International air passengers(2)	14,595.3	7.6%	14,884.5	2.0%	14,520.0	(2.4)%	14,257.7	(1.8)%	15,211.4	6.7%
Chilean GDP (Ch$ billions)(3)	34,115.0	(0.8)%	35,646.5	4.2%	36,854.9	3.1%	37,670.2	2.1%	38,900.4	3.3%

Source: JAC data

(1)	Percentage change from previous calendar year.
(2)	In RPKs (millions).
(3)	In 1996 Chilean pesos; 2003 figures are preliminary. Source: Central Bank of Chile.

According to JAC data, Chilean international air passenger traffic increased 6.7% in 2003 as compared to 2002, to approximately 15,211.4 million RPKs. Approximately 20 carriers currently operate international flights to and from Chile. We had a 49.4% market share in 2003, based on RPKs. As of December 31, 2003, the other principal carriers that transport passengers to and from Chile included American Airlines, Aerolineas Argentinas, AeroMexico, Air France, COPA, Delta Airlines, Iberia, Lufthansa, TACA and Varig.

The market for scheduled passenger air travel between Chile and international destinations can be divided into four principal segments: Chile-North America, Chile-Europe, Chile-South Pacific and Chile-Latin America.

As of December 2003, four carriers offered direct flights on the Chile-North America market, in addition to carriers offering connections through a third country. For 2003, we had a 44.2% market share (as measured in RPKs) of the total Chile-United States market. The number and identity of companies participating in the Chile-United States market has varied significantly in recent years. In June 2002, AeroContinente Chile ceased its operations from Chile to the United States; in January 2003, United Airlines, which for 2002 had approximately 16% of the Chile-United States market, also stopped flying between the two countries, and in December 2003, Air Canada initiated direct service between Toronto and Santiago three times per week. As of December 31, 2003, our main competitors on the Chile-United States passenger routes were American Airlines and Delta Airlines.

On Chile-Europe routes, our main competitors are Lufthansa, Air France and Iberia. We also compete indirectly with other Latin American companies offering connections to European destinations, such as Aerolineas Argentinas and Varig. Competitive activity in the market has declined in recent years, as a number of carriers have reduced service, replaced non-stop flights with one-stop flights or withdrawn entirely. For example, in October 2001, Swissair exited the Chilean market, and during the first half of 2003, Lufthansa reduced its daily frequencies to Santiago from seven to three, reinstating daily service in December 2003. During 2003, we had a 30.7% share of the Chile-Europe market.

We are the sole operator to offer direct flights between Chile and destinations in the South Pacific. However, we compete indirectly with Aerolineas Argentinas on passenger routes from South America to Auckland and Sydney. During 2003, we had a 94.6% share of the Chile-Australia market and a 97.3% share of the Chile-New Zealand market (including passengers carried under our code-share agreement with Qantas to Auckland and Sidney).

On Latin American regional routes, our main competitors are Aerolineas Argentinas, AeroContinente, AeroMexico, TACA Peru (a subsidiary of the Central American airline TACA), COPA and Varig. As of December 31, 2003, we held a market share of approximately 68.8% in the Santiago-Buenos Aires route and a market share of approximately 43.5% of the routes between Chile and Brazil.

Regional Expansion

We believe that there are a number of opportunities for us to provide an integrated travel experience to Latin American destinations and, since 1997, we have been making efforts to expand our operations and presence across the region. Over the past several years, we have developed, together with local partners, new operations in Peru, Ecuador and the Dominican Republic, and we continue to explore other opportunities to expand into new Latin American markets.

For example, we are currently in the initial phases of negotiation for a potential acquisition of shares of the Argentine airline, American Falcon S.A., which is a small, private airline based in Argentina that flies to certain domestic destinations and to certain destinations in Uruguay on a regular basis.

LanPeru

LanPeru initiated commercial operations on July 2, 1999, after receiving operator certification from the Peruvian Air Transport Authorities to commence domestic flight operations. Within Peru, LanPeru has focused on developing the seven domestic markets of Arequipa, Chiclayo, Cuzco, Juliaca, Lima, Puerto Maldonado and Trujillo. As of December 31, 2003, LanPeru provided international service to Guayaquil, Miami and Punta Cana.

In 2004, we started a growth plan aimed at positioning Lima as a hub for regional travel. In February 2004, LanPeru initiated international service between Lima and Buenos Aires (seven times per week), Lima and Caracas (three times per week) and Lima and Quito (four times per week). During April 2004, LanPeru started operations between Lima and Bogota (four times per week) and Lima and Mexico City (three times per week). LanPeru operates Airbus A320 and Boeing 767-300 aircraft.

LanPeru has strategic alliances with other carriers. In 2001, LanPeru initiated a code-share agreement with LanChile on LanChile’s Santiago-Los Angeles, Santiago-Lima and Lima-New York routes. In September 2003, LanPeru connected its flight to Guayaquil with LanEcuador’s Guayaquil-Madrid operation, therefore adding Madrid as a new destination. In addition, since our incorporation into the oneworld® alliance in June 2000, LanPeru has been considered a oneworld® affiliate. As a oneworld® affiliate, LanPeru offers its clients all of the oneworld® benefits, including frequent flyer accrual and redemption, global VIP lounge access and final destination baggage check.

In 2003, LanPeru transported 420,647 passengers on its domestic flights. According to Corporación Peruana de Aeropuertos y Aviación Comercial S.A., or CORPAC, LanPeru had a 24% share of the total Peruvian domestic market (31% on the routes it operates). In addition, LanPeru carried 104,844 international passengers and had a 31% market share of the Lima-Miami route.

LanEcuador

Over the past three years we have developed a strong presence in Ecuador. We formed LanEcuador in October 2001. LanEcuador was certified by the Ecuadorian civil aviation authorities in November 2002. In 2003, we entered into a partnership with local partners. The U.S. Department of Transportation, which is commonly referred to as the DOT, authorized LanEcuador to start service to the United States in March 2003.

LanEcuador initiated international commercial operations between Ecuador and the United States in April 2003. LanEcuador offers daily flights from Quito and Guayaquil to Miami and from Quito and Guayaquil to New York. In July 2003, LanEcuador launched service between Quito/Guayaquil and Buenos Aires (two times per week), and in September 2003, LanEcuador initiated service between Guayaquil and Madrid (three times per week). As of April 30, 2004, LanEcuador offered service to four international destinations. LanEcuador operates Boeing 767-300 and Airbus A320 aircraft.

LanDominicana

LanDominicana is based in the Dominican Republic and was started in 1999 as a new regional venture. LanDominicana was granted its operations certificate by the Dominican Republic authorities in June 2002 and was cleared by the DOT in April 2003. LanDominicana initiated regular service between Santo Domingo, in the Dominican Republic, and Miami in June 2003 three times per week. We suspended these operations in May 2004 and we are currently evaluating new services, which we expect to launch in the second half of 2004.

Domestic Passenger Air Service

Through the companies LanChile and LanExpress we are the leading domestic passenger airline in Chile, accounting for an aggregate of 88.7% of RPKs for the domestic Chilean market during 2001, 94.6% during 2002 and 83.4% during 2003. As of April 30, 2004, we flew to 15 destinations within Chile (not including Easter Island, which we treat as an international destination even though it is a part of Chile because we serve it with long-haul aircraft) plus two seasonal destinations (Chillan in the winter season and Pucon in the summer season). Our domestic traffic grew 13.4% between 1999 and 2003, from 2,116.5 million RPKs in 1999 to 2,399.5 million RPKs in 2003, primarily due to market share gains. However, during 2002 and 2003, our domestic traffic (measured in RPKs) declined due to weak demand and stronger competition. LanChile and LanExpress have integrated passenger operations, including operation under the same two-letter “designator reservation code”, and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers.

According to JAC data, our domestic market share was 94.6% for 2002 and 83.4% for 2003. Although our annual market share declined between 2002 and 2003, it showed a positive trend in the second half of 2003. Through mid-2003 our market share had decreased to 78.3%, but improved consistently in the second half of the year, and by December our monthly market share was 84.7%. As of March 31, 2004, the market continued to be served by the same domestic operators (LanChile, LanExpress and Sky Airline), and our market share as of January 2004 (latest available) was 83.9%.

The following table sets forth our market share, based on RPKs, for domestic flights in 2003.

Domestic destination	Market share(1)(2)
Antofagasta	71.1%
Concepcion	86.8
Iquique	73.3
Arica	69.0
Temuco	78.0
Calama	81.1
Puerto Montt	83.9
La Serena	99.9
Copiapo	100.0
Punta Arenas	100.0
Valdivia	100.0
Osorno	100.0
Balmaceda	75.1
El Salvador	100.0
Total/weighted average of market shares(3)	83.4

Source: JAC data

(1)	Market share includes LanChile and LanExpress.
(2)	Market share includes data for traffic between Santiago and the specified destinations.
(3)	Calculated as LanChile and LanExpress traffic over total traffic for these routes, measured in RPKs.

We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operating efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

Chilean Air Passenger Market

The following table sets forth estimated total Chilean domestic air passenger service and Chilean GDP for the periods set forth below.

	1999	% change(1)	2000	% change(1)	2001	% change(1)	2002	% change(1)	2003	% change(1)
Domestic air passengers(2)	2,986.2	(5.6)%	3,002.7	0.6%	3,073.0	2.3%	2,852.6	(7.2)%	2,931.5	2.8%
Chilean GDP (billions Ch$)(3)	34,115.0	(0.8)%	35,646.5	4.2%	36,854.1	3.1%	37,670.2	2.1%	38,900.4	3.3%

Source: JAC data

(1)	Percentage change from previous calendar year.
(2)	In RPKs (millions).
(3)	In 1996 Chilean pesos; 2003 figures are preliminary. Source: Central Bank of Chile.

According to JAC data, Chilean domestic air passenger traffic (including traffic on our domestic flights and those of our competitors) increased 2.8% from approximately 2,852.6 million RPKs in 2002 to approximately 2,931.5 million RPKs in 2003. Industry traffic declined in the first half of 2003, but was fully offset by improvements in the second half of the year due to improved economic performance and expectations.

The Chilean domestic market was mainly served by three carriers in 2003: LanChile, LanExpress and Sky Airline. In 2003, LanChile and LanExpress together had a 83.4% market share, based on RPKs, and Sky Airline had a 16.5% market share. Other airlines have a 0.1% market share.

The competitive structure of the domestic passenger market has experienced significant changes in recent years. In March 2001, Avant Airlines, our main competitor at the time, ceased operations due to AeroContinente Chile’s aggressive pricing strategy. AeroContinente Chile was the Chilean subsidiary of the Peruvian airline AeroContinente, and had initiated domestic operations in Chile in May 2000. In June 2002, Chilean authorities cancelled AeroContinente Chile’s operation certificate for failure to comply with safety regulations, and later that month, AeroContinente Chile filed for bankruptcy. One week before AeroContinente Chile ceased operations in 2002, Sky Airline, a new carrier owned by Chilean investors, started domestic service. Sky Airline initially focused on four destinations in the northern part of Chile. In December 2002, it added three destinations in the southern part of Chile, in April 2003, it initiated service to an eighth destination, and in December 2003, it started seasonal service to a ninth destination. Sky Airline currently operates between five and six Boeing 737-200 aircraft on its domestic operations.

There are currently no foreign airlines participating in the Chilean domestic market. However, Chile permits foreign airlines to operate in Chile if the airline’s home country gives similar treatment to Chilean airlines. Additionally, there are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of April 30, 2004:

•	oneworld®. In June 2000, LanChile and LanPeru were officially incorporated into the oneworld® alliance, a global marketing alliance consisting of American Airlines, British Airways PLC, Cathay Pacific Airlines Ltd., Qantas, Iberia, Finnair OYJ and Aer Lingus Group Limited which, among other benefits, offers improved service to frequent flyer customers. Together, these airlines are able to offer customers travel advantages, such as 571 worldwide destinations and schedule flexibility.

•	American Airlines. Since 1997, LanChile has had an agreement with American Airlines which enables LanChile and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on LanChile flights and vice-versa. The DOT granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see “—Regulation—U.S. Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances” below. Through this alliance, we currently offer service to 18 additional destinations in the United States and Canada.

•	Iberia. In January 2001, LanChile initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid on Airbus A340 aircraft. We also offer, through code-share flights operated by Iberia, one-stop service to Amsterdam, Barcelona, Bilbao, Frankfurt, London (Heathrow), Paris, Rome, Zurich and, since 2003, Milan and Brussels.

•	Qantas. In July 2002, LanChile initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. This code-share agreement includes three weekly frequencies operated by LanChile on Airbus A340 aircraft.

•	British Airways. In August 2000, LanChile initiated a new code-share agreement with British Airways on LanChile flights between Buenos Aires and Santiago. British Airways withdrew from the Chilean market in August 2000, and continues to use the LanChile code-share agreement in order to provide service for its passengers traveling from London to Santiago, through a connection in Buenos Aires. On May 8, 2001, we expanded this code-share agreement to include British Airways’ flights between Madrid and London Heathrow.

•	Alaska Airlines. Since 1999, LanChile has been in an alliance with Alaska Airlines Inc. which currently permits us to provide customers with service between Chile, the West coast of the United States and Canada. As part of this code-share agreement, we offer our customers service on Alaska Airlines’ flights from Los Angeles to Portland, Seattle, Vancouver and Calgary.

•	Other alliances. In addition, LanChile has regional code-share agreements with Transportes Aereos del Mercosur S.A. (“TAM Mercosur”) from Santiago to Asunción, Paraguay (which is operated by TAM Mercosur) and with AeroMexico from Santiago to Mexico City (operated by both companies). In September 2002, we terminated our partnership with Varig in routes from Chile to Brazil, and in December 2003 we terminated our agreement with Mexicana de Aviación S.A. de C.V. in routes between Argentina and Mexico.

Passenger Marketing and Sales

Our international and domestic marketing strategy stresses punctuality, convenient flight departure schedules and frequent service to major international destinations such as New York, Los Angeles, Miami, Madrid, Sydney, Buenos Aires and Sao Paulo. In order to strengthen our market position, we have continued improving our passenger cabins and service and continually monitor our corporate image. For more information on the recent improvements we have made to our cabins and corporate image see “—Business Strategy” below.

Although we significantly reduced costs during 2002, we did not reduce the quality of our service. As a result, we were able to continue providing the service that has always distinguished LanChile. Additionally, we have continued to upgrade our aircraft seats and cabins and the in-flight amenities that we provide.

Branding

In March 2004, we launched our new brand “LAN” under which we started to operate all of our international passenger service that we previously operated under the local brands of “LanChile”, “LanPeru”, “LanEcuador” and “LanDominicana”. As part of this marketing program, we are also in the process of changing our corporate image, including our logo and aircraft paint schemes. The majority of our fleet will be painted with the new image by the end of 2004. We expect our new image to enhance the visibility of our brand, enhance flexibility and increase the efficiency of our marketing efforts. We will continue to operate domestic routes in Chile under the LanExpress brand, although the aircraft operated by our LanExpress fleet will feature the LAN paint scheme.

Distribution Channels

We use direct and indirect distribution channels. Travel agents conduct indirect sales, and accounted for approximately 66% of passengers during 2003. We paid these travel agents standard commissions ranging from 0% to 9% depending on the market. Consistent with our efforts to reduce commission costs, and in line with current market practices, we have reduced standard commissions. For example, during 2003 we eliminated standard commissions in the United States and reduced them in Spain from 8% to 3%. In addition to the payment of a base commission, we have supported the growth of our international operations by offering premiums on commissions to agents who sell tickets in excess of certain target amounts.

Travel agents obtain airline travel information and issue airline tickets through Computer Reservation Systems, or CRSs, that enable them to make reservations on flights from a large number of airlines. CRSs are also used by travel agents to make hotel and car rental reservations. We participate actively in all major international CRSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems we pay transaction fees that are generally based on the number of reservations booked through each system. In Chile, the leading CRS provider, which is owned equally by LanChile and our subsidiary TASA, is Sistemas de Distribución Amadeus Chile S.A., which had a market share of approximately 53% as of December 2003 (based on the number of reservations booked through travel agents in Chile).

Direct channels refer to sales by our own ticket offices, call-centers and website. In 2003, direct bookings accounted for approximately 34% of all of our passengers. We have an extensive sales and marketing network consisting of more than 150 domestic and international ticket offices and general sales agents in more than 38 countries.

In order to increase the volume of direct sales, support the growth of our international operations and provide improved service to our customers, we have developed a call-center network. Our main call-center is located in Santiago and we have additional call-centers in Argentina, the United States and Peru. We plan to add additional call-centers in other countries in the future. Our call-center network operates 24 hours-a-day, 7 days a week. During 2003, we designed a plan to modernize our call centers. This plan will be implemented during 2004 and encompasses several initiatives, such as the incorporation of voice-recognition technology and the deployment of remote agents (which will connect to the call-center from their homes). This plan aims to support future growth, increase flexibility and enhance service quality.

Since September 2000, we have worked intensively to make our website an integral part of our commercial and marketing efforts. Since March 2004, we replaced our previous sites with www.lan.com as part of the launch of our new corporate image. Together with other direct sales initiatives, our website provides us with a very important tool to reduce our distribution costs. Internet sales have increased significantly: they increased 71% in 2003 compared to 2002, amounting to approximately US$30 million. Additionally, we have utilized our website as an alternative to sell distressed inventory through “Last Minute Offers” at discounted prices. Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communication. We send weekly promotional e-mails to more than 350,000 subscribers, and members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. Additionally, consistent with the LanExpress concept, during 2003 we strongly promoted our Internet-based check-in service for domestic flights. This service allows our passengers to obtain their boarding passes from their home or office, thus avoiding traditional airport counter procedures. Through December 2003, more than 12% of our domestic passengers were using this system.

As part of our effort to reduce distribution costs, in 2003 we also launched an Internet portal for travel agents called Portal Asociados Mundo LAN. This portal enables agents to book domestic tickets in Chile directly through the Internet and provides access to a number of services. We have also developed a similar corporate portal for use by large corporate clients.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked in increasing their penetration. E-tickets are a key element in our sales efforts through the Internet and our call centers and therefore enable us to significantly reduce distribution costs. E-tickets, which accounted for approximately 57% of tickets sold during 2003, are currently available in more than 95% of LanChile routes. In 2003, we implemented them on LanPeru’s domestic routes and we are currently working on implementing e-tickets on LanPeru’s and LanEcuador’s international routes, as well as on interline e-tickets between LanChile and its affiliates. In 2003, we also launched interline e-tickets with American Airlines, and we expect to implement similar agreements with other oneworld® partners in 2004.

Advertising and Promotional Activities

Our advertising and promotional activities include the use of television, print and radio advertisements as well as direct marketing. During 2003, we conducted marketing activities to support the launch of LanEcuador and LanDominicana, as well as to support the commercialization of new routes. We also implemented a campaign to promote web-based check-in on domestic routes and continued our campaigns aimed at increasing low-season travel and at stimulating purchases through our website. The latter included campaigns to sell distressed inventory through last-minute offers and discounts on tickets paid for using credit cards issued by marketing partners.

Frequent Flyer Program

Our frequent flyer program is called LanPass. LanPass’s objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. LanPass awards kilometers to customers based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets or upgrades. Under our current frequent flyer program, our passengers are grouped into three different elite levels based on each passenger’s flying behavior. These different groups determine which highly-valued benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access, and preferred boarding and check-in. LanPass has highly rated partners, including other airlines, hotels, car rental agencies and credit card issuers from the main financial institutions in Chile, Peru and Ecuador, which give additional kilometers to customers for using their services. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements, such as our agreement with Alaska Airlines that allow us to benefit from the loyalty of Alaska Airlines’ customers, as they can accrue miles under Alaska Airlines’ frequent flyer program when traveling on LanChile flights. Finally, as part of our frequent flyer program, we have developed a comprehensive database with all flying information from LanPass customers, plus demographic and other relevant customer information, that allows us to generate targeted promotions to different customer segments, reducing dilution and maximizing response rate. This type of information is also a source for customer metrics and monitoring and provides significant management information.

Cargo Operations

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

	Year ended December 31,
	1999	2000	2001	2002	2003
The Company
RTKs (millions)
International	1,702.4	2,001.9	1,809.1	1,788.2	1,876.6
Domestic	33.5	38.6	44.1	45.6	35.2

Total	1,735.9	2,040.5	1,853.2	1,833.8	1,911.9
Weight of cargo carried (millions of tons)
International	306.3	373.6	358.6	388.2	397.4
Domestic	26.1	29.8	32.9	32.8	26.8

Total	332.3	403.4	391.5	421.0	424.2
Total cargo yield (cargo revenues/RTKs, in US cents)	27.32	29.09	29.11	28.40	31.49
Total cargo load factor (%)	67.2%	72.8%	69.2%	67.1%	67.1%

Our cargo business generated revenues of approximately US$539.5 million in 2001, US$520.8 million in 2002 and US$602.0 million in 2003, representing 37.8%, 35.9% and 36.7%, respectively, of our operating revenues. Cargo revenues grew 11.6% between 2001 and 2003 primarily due to the addition of new routes and improved yields.

Our domestic and international cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of 44 international destinations (29 operated by passenger and freighter aircraft and approximately 15 operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico, and Absa in Brazil. We also have a minority stake in Florida West International Airways in the United States. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

We transport cargo in four ways: in the bellies of our passenger aircraft, in our own dedicated freighter fleet, in belly space that we purchase from other airlines and in aircraft that we lease pursuant to ACMI contracts (ACMI contracts, or Aircraft, Crew, Maintenance and Insurance contracts, are leases that are also known as “wet-leases” in which the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance) or charters according to short- and medium-term contracts.

International Cargo Operations

Our international cargo routes to, from and within Latin America accounted for approximately 96% of total cargo revenues in 2001, 96% of total cargo revenues in 2002 and 98% of total cargo revenues in 2003.

Our international cargo operations are headquartered in Miami, whose geographical location positions it as the natural gateway for Latin American imports and exports to and from the United States, and since 2001, are centered in our 380,000 square-foot facilities located within the Miami International Airport. The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. To complement our own cargo operations to the United States, we have negotiated commercial agreements with American Airlines on some routes from Miami to Latin America.

In Europe, we operate to two gateways: Madrid, which we serve via passenger aircraft (using our flights from Santiago and Guayaquil), and Frankfurt (through passenger flights and freighter-only operations since October 2002, when we signed our partnership with Lufthansa Cargo (for more information on this agreement see “—Cargo Agreements” below)). Since January 2000, we also serve Paris through a commercial agreement with Transportes Aéreos Meridionais, or TAM, a Brazilian airline.

In Latin America, the principal origins of our cargo are Chile, Ecuador, Peru and Colombia, which represent a large part of our northbound traffic.

Our international cargo operations increased 10.2% between 1999 and 2003, from 1,702.4 million cargo available ton kilometers in 1999 to 1,876.6 million cargo available ton kilometers in 2003. We believe that the primary reasons for the growth in cargo operations are:

•	increased trade throughout Latin America;

•	our expansion and growing presence in new cargo markets;

•	a worldwide trend toward greater consumption of fresh fruit, fresh fish and other fresh products;

•	commercial agreements with other airlines; and

•	a worldwide trend towards reduced inventories.

International cargo traffic decreased 9.9% in 2001, decreased 1.2% in 2002 and increased 4.9% in 2003. The drops in 2001 and 2002 relate mainly to weak southbound demand and increased competitive activity. The improvement in 2003 is the result of a rebound in southbound traffic during the second half of the year and of a stronger competitive position. Our main competitors, AGI and later Arrow, significantly reduced their operations during the second half of 2003, and UPS and FedEx either downsized their operations or exited some markets. Today, on Latin America-United States routes, our main competitors are Cielos del Perú S.A., Transportes Aereos Mercantiles Panamericanos S.A., or TAMPA, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France.

Domestic Cargo Operations

Our domestic cargo operations, based out of Santiago, mainly operate under the LanChile Cargo brand name. Domestic cargo traffic increased 14.3% in 2001, increased 3.4% in 2002 and decreased 22.8% in 2003. Our domestic transports consist primarily of fresh fish and seafood, express packages, spare parts, newspapers, vegetables and general cargo. We use the cargo space available on our passenger aircraft on domestic routes. In addition, we operate daily (except weekends) overnight services to the largest northern cities with a Boeing 737-200 cargo aircraft.

Chilean Air Cargo Market

The following table sets forth estimated total Chilean domestic and international cargo transported and Chilean GDP for the periods set forth below.

	1999	% change(1)	2000	% change(1)	2001	% change(1)	2002	% change(1)	2003	% change(1)
International air cargo transported(2)	1,498.0	(7.8)%	1,643.9	9.7%	1,819.2	10.7%	1,629.6	(10.4)%	1,484.4	(8.9)%
Domestic air cargo transported(2)	44.9	0.9%	47.3	5.4%	48.4	2.3%	49.3	1.9%	44.3	(10.2)%
Chilean GDP (Ch$ billions)	34,115.0	(0.8)%	35,646.5	4.2%	36,854.9	3.1%	37,670.2	2.1%	38,900.4	3.3%

Source: JAC data

(1)	Percentage change from previous calendar year.
(2)	In RTKs.

According to JAC data, between 1999 and 2003, domestic air cargo transported within Chile decreased 0.3% and international air cargo transported to or from Chile decreased 0.2%. Domestic Chilean air cargo transported amounted to 44.3 million RTKs in 2003, a 10.2% decrease of ton kilometers as compared to 2002, which related mainly to weak economic growth and substitution for ground transportation. International air cargo carried to and from Chile decreased 8.9% in 2003 and amounted to 1,484.4 million RTKs in 2003. This reduction relates mainly to lower import demand in the first half of the year and lower salmon exports due to production problems.

In domestic cargo operations, we compete on the basis of punctuality, scheduling and service. Our principal competitor in the domestic cargo market is Sky Airline. For the twelve-month period ended December 31, 2003, we held a 91.3% market share of the domestic air cargo market.

Cargo Agreements

In January 2002, LanChile Cargo and Lufthansa Cargo implemented an agreement to jointly operate between Europe and Latin America. As part of this agreement, LanChile Cargo allocates space to Lufthansa Cargo on its flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to LanChile Cargo on its flights between Europe and Brazil and Argentina. Also, LanChile Cargo increased its freighter weekly frequencies to Europe from two to three, and now operates to Lufthansa Cargo’s hub in Frankfurt.

In January 2000, LanChile Cargo and TAM implemented an allotment agreement pursuant to which we purchase cargo space on TAM’s flights between Brazil and Paris.

Marketing and Sales

Our sales and marketing efforts are carried out either directly when we have a local office or through general sales agents. In Latin America we have our own offices in all relevant markets. In the United States we have our own offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe we have offices in Frankfurt, Madrid and Paris and use agents in other relevant cities. Finally, in Asia all our sales efforts are done through general sales agents. In total, we maintain a network of more than 50 independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh produce and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, LanChile offers special products such as Positive FS, which enables the customer to choose a specific passenger flight to transport its goods.

Fleet

General

As of April 30, 2004, we operated a fleet of 56 aircraft, comprised of 49 jet passenger aircraft and seven jet cargo aircraft, as set forth in the following chart.

	Number of aircraft in operation(1)			Average term of lease remaining (years)	Average age (years)
	Total	Owned	Operating lease
Passenger aircraft
LanChile
Boeing 767-300ER(1)	9	3	6	3.3	8.0
Airbus A320-200	7	3	4	8.6	2.6
Airbus A340-300	4	0	4	9.0	3.1
LanExpress
Boeing 767-300ER	2	0	2	4.9	6.8
Boeing 737-200	17	11	6	1.5	25.9
Airbus A320-200	5	1	4	8.2	2.5
Airbus A319-100	2	0	2	11.6	0.4
LanPeru
Airbus A320-200	2	0	2	7.1	2.7
Boeing 767-300ER	1	0	1	0.9	7.8

Total passenger aircraft	49	18	31	5.8	11.9

Cargo aircraft(2)(3)
Boeing 737-200F freighter	1	1	0	—	44.0
Boeing 767-300F freighter	6	5	1	2.6	3.9

Total cargo aircraft	7	6	1	2.6	8.2

Total fleet(4)	56	24	32	5.7	11.4

(1)	Includes a leased Boeing 767-300 passenger aircraft incorporated into our operating fleet in April 2004.
(2)	We have also historically operated between one and five DC-10 and/or Boeing 747 freighters under short-term ACMI leases. The number of aircraft operated under such short-term leases has typically fluctuated during the year according to seasonal demand.
(3)	We have subleased one freighter aircraft to each of MasAir, Absa and Florida West.
(4)	Does not include two McDonnell-Douglas DC-8 freighter aircraft owned by the Company and currently out of operation (one of which was sold in May 2004), one Boeing 767-200 passenger aircraft leased to AeroMexico and one Boeing 737-200 passenger aircraft leased to Southern Winds.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2001	2002	2003
	(measured in hours)
Passenger aircraft(1)
Airbus A340	15.6	15.3	15.6
Boeing 767-300ER	15.3	15.1	15.4
Airbus A320	9.1	9.0	9.2
Airbus A319(2)	—	—	8.7
Boeing 737-200	6.6	5.8	5.3
Cargo aircraft(3)
Boeing 737-200C	—	—	3.2
Boeing 767-300F freighter	16.6	15.5	15.6

(1)	Includes data for both LanChile and LanExpress.
(2)	Our two Airbus A319 aircraft were incorporated into our fleet in November and December 2003.
(3)	Includes daily average hourly utilization for the use by MasAir and Absa of one subleased freighter aircraft each.

In recent years, we have significantly modernized our passenger and cargo fleets through the acquisition of new aircraft. Between 1998 and 2001, we incorporated six new Boeing 767-300F cargo freighters into our fleet to replace older and less efficient DC-8 freighters to better serve the Latin American cargo market. We are currently subleasing a total of three of the Boeing 767-300Fs to each of MasAir, Absa and Florida West. By subleasing these aircraft to our affiliates we have been able to increase their utilization and enhance our cargo network. We plan to incorporate two additional Boeing 767-300F aircraft in 2005.

We also continue to modernize our passenger fleet through the acquisition and lease of new Airbus aircraft. Under purchase agreements that we have entered into with Airbus Industrie in 1998 and 1999, we have incorporated into our fleet two Airbus A319-100s, 14 A320s and four A340s, and have a commitment to incorporate into our fleet an additional 14 Airbus aircraft. We plan to gradually replace our existing Boeing 737-200 fleet with the A320-family aircraft, and the A340s will complement our Boeing 767 fleet in our long haul operations. Our purchase contracts with Airbus provide for flexibility with regard to future changes in aircraft types and delivery dates. For more information, see “Additional Information––Material Contracts” under Item 10.

We believe our fleet of A320-200s and A319-100s aircraft will allow us to provide broader service across Latin America, the Chilean domestic market and the Peruvian domestic market. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs. As replacements for older short-haul Boeing 737-200 aircraft, the new Airbus A320 and A319 aircraft will further modernize and standardize our fleet and allow us to fulfill the requirements of our anticipated route structure more efficiently, given their ability to serve short-haul and medium-haul markets efficiently.

From time to time, we also decide to purchase used aircraft for opportunistic and economic reasons. In 2001, we acquired nine Boeing 737-200 aircraft, four of which were previously leased to LanChile. Because of the attractiveness of the purchase price compared to the cost of continuing to lease the aircraft, we acquired three Boeing 737-200s in 2002 and one DC-8-71 in 2003 that were previously leased to LanChile. In 2003, we converted one of the passenger Boeing 737-200 we owned into a freighter to serve domestic routes. We will also add three Boeing 737-200 aircraft, under three-year operating leases with attractive terms. These aircraft will be incorporated into our operating fleet in the second half of 2004.

We incorporated one Boeing 767-300 during 2003 and a second 767-300 in the first quarter of 2004 pursuant to operating leases. We expect to add up to five more 767-300 aircraft during 2004.

Historically, we have also utilized between one and five cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increased access to certain cargo destinations. For example, in 2001, as cargo volumes decreased due to economic weakness in Latin America, we cancelled several Boeing 747 ACMI leases. As of March 31, 2004, we were utilizing two Boeing 747 freighters under ACMI leases from Atlas Air. Our current ACMI contracts with Atlas Air for these two 747 aircraft are for a period of five years.

Fleet Leasing and Financing Arrangements

Our acquisition financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases.

We financed the acquisition of three Boeing 767-300ER passenger aircraft and five Boeing 767-300F freighters through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States. While four of these aircraft have 12-year repayment profiles, the remaining four have 15-year repayment profiles.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrow in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term payments). This umbrella facility provides for guarantees from the English, French and German Export Credit Agencies. Our repayment profile for each aircraft financed under the facility is 18 years. Under this financing package we have incorporated into our fleet Airbus aircraft through operating leases, financial leases and tax leases. The Airbus financing facility covers the aircraft scheduled to be delivered under our Airbus purchase agreements through December 31, 2006.

As of April 30, 2004, we held only one passenger aircraft, a Boeing 767-200, under a capital lease from a wholly-owned subsidiary of an international financial institution. Consequently, we bear substantially all of the economic risks and rewards of ownership of that aircraft. We sublease this aircraft to a third party at market rates and for a term equal to our obligations under the capital lease, which expires in 2005.

As of April 30, 2004, we held 32 aircraft under operating leases. Under the terms of our operating leases, we are required to return the aircraft in an agreed condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2003, aggregate future minimum lease payments required under our aircraft operating leases were US$869.5 million. Our operating leases have terms ranging from three to 12 years from the date of delivery of the aircraft. For more information, see Note 17 to our audited consolidated financial statements.

Maintenance and Safety

Maintenance

Our heavy maintenance, line maintenance and component shop capabilities are equipped to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, substantially reducing our need to rely on third-party maintenance providers.

Our maintenance base at the Arturo Merino Benítez International Airport in Santiago, Chile is among the most extensive in Latin America and has been certified as an FAA-approved repair station. The hangar at our Santiago repair station can service two narrow-body and one wide-body aircraft simultaneously, and contains maintenance workshops for repairing avionics, hydraulics and pneumatics components. In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment.

During 2003, our engineering and maintenance division received more than ten external audits from the DGAC and from foreign air authorities such as the FAA, the Argentine DNA, Bermuda’s BDCA and the Brazilian DAC. The audits were conducted in connection with each country’s certification processes and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Also in 2003, our engineering and maintenance division received ISO 9001-2000 certification and applied for certification under the EASA Part-145 standard (new JAA JAR-145).

We also rely on third parties for certain maintenance of our aircraft and engines. Lufthansa Technik provides our Airbus A320 family and A340 component support on a power-by-the-hour basis under a long term contract, which runs until 2013. The maintenance of our Airbus A340 engines is provided by General Electric under a similar contract which runs until 2013. Substantially all of our other engine maintenance is also provided by third parties.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LanChile Technical Training S.A.

Safety

We place a high priority on providing safe and reliable air service. We have uniform safety standards and safety-related training programs that cover all of our operations. In particular, we periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. All of our passenger aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. For more information, see “Directors, Senior Management and Employees—Employees” under Item 6.

Since 1991, we have had no accidents involving major injury to passengers, crew or aircraft.

Fuel Supplies

The availability and cost of jet fuel have a significant impact on our results of operations. Fuel costs represented approximately 16.1%, 14.8% and 17.0% of our operating expenses in 2001, 2002 and 2003, respectively. In 2003, we purchased a substantial portion of the fuel for our domestic flights and a portion of the fuel for our international flights through one-year renewable contracts with Exxon Mobil Aviation and Shell Chile S.A.C.I. We are currently renegotiating these contracts. We are also currently negotiating a contract with Air BP-COPEC in Chile. We also purchase a portion of the fuel for our international flights from foreign fuel suppliers located at the destinations of those flights, at international market prices. In Peru, we purchase our fuel from Repsol YPF and Exxon Mobil. In Ecuador, we purchase our fuel from Repsol YPF. In the United States, we purchase our fuel from Shell, Air BP and Glencore.

Over the last few years, our fuel consumption and expenses have increased primarily as a result of increases in our operations. Fuel efficiency (measured as fuel consumption per ATK) has improved in recent years due to the utilization of newer aircraft. As a result, fuel consumption per ATK declined approximately 0.5% between 2001 and 2003. Fuel prices are influenced by economic and political factors and events occurring throughout the world, and this has led to significant volatility. In 2003, fuel costs increased 26.3% due to a 20.6% increase in average fuel prices for the year and 4.7% increase in consumption. We can neither control nor accurately predict fuel prices; however, we offset our price variation risk, in part, through our jet fuel hedging program and the application of a cargo fuel surcharge. For more information, see “Quantitative and Qualitative Disclosures About Market Risk––Risk of Fluctuation in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight).

	Year ended December 31,
	1999		2000		2001		2002		2003
Fuel consumption (thousands of gallons)		217,363.6		224,960.3		244,891.6		245,456.5		261,147.2
ATKs (millions)		3,854.1		4,119.7		4,212.5		4,281.8		4,539.2

Fuel consumption per ATK (thousands of gallons)		0.06		0.05		0.06		0.06		0.06
Total fuel costs (US$ thousands)	US$	144,464	US$	232,612	US$	222,402	US$	205,524	US$	259,566

Cost per gallon (US$)(1)	US$	0.66	US$	1.03	US$	0.91	US$	0.84	US$	0.99
Total fuel costs as a percentage of total operating costs		12.2%		17.2%		16.1%		14.8%		17.0%

(1)	Average price paid per gallon on fuel.

Ground Facilities and Services

Even though our main operations are based at the Arturo Merino Benítez International Airport in Santiago, Chile, we also operate from various other airports within the country. We operate hangars, aircraft parking and other airport service facilities at the Arturo Merino Benítez International Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain two customs warehouses at the Arturo Merino Benítez International Airport, additional customs warehouses in other Chilean cities (Iquique and Punta Arenas) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport, which were inaugurated in 2001, include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports.

We provide all of our own ground services and handling of passengers and cargo at the Arturo Merino Benítez International Airport and all of the other Chilean airports we service. In addition, we provide services to most of the principal foreign airlines that operate at the Arturo Merino Benítez International Airport. At most of the other airports where we operate abroad, foreign airport services companies provide the ground services for our flights. However, since January 2004, we own two ground handling companies (for passenger and cargo services) in Ecuador, which provides us with all of our needs in Quito and Guayaquil. This new venture should bring us significant savings and will allow us to market services to third party clients.

During 2001, we opened our new VIP lounge at the Arturo Merino Benítez International Airport. The new 7,500 square foot lounge represented an investment of US$600,000. The lounge has already been widely acclaimed, and was ranked as one of the top ten VIP lounges in the world by Forbes magazine in 2002 and in 2003, Latin Trade magazine selected it as the “Best Airline Lounge” in Latin America. In addition, in 2001, we improved other personnel facilities at the Arturo Merino Benítez International Airport, constructing 20,000 square feet of new office space.

In Santiago, in-flight meals and other catering services for our flights are prepared by ourselves and assembled by La Marmite Productos Alimenticios S.A. pursuant to a three-year contract that expires in 2005. This contract also includes one-year renewal provisions. We generally have arranged contracts with local catering companies for flights originating from airports outside of Chile. In the United States, Gate Gourmet, Inc. provides the catering services for our flights originating from Los Angeles and New York and Sky Chefs for our operations in Miami. Eurest is our catering supplier in Madrid, Gate Gourmet, Inc. provides our catering in Peru and Ecuador, and Sky Chefs services our operations in Australia.

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other services. In 2003, LanChile generated other revenues for US$118.4 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights, amounted to US$39.2 million in 2003. In addition, in 2003, our aircraft maintenance services for third parties generated revenues of approximately US$8.8 million, while our security business generated revenues of approximately US$2.8 million.

LanChile also provides cargo-related services such as courier, warehousing, fulfillment and customs services, through various subsidiaries. Through our subsidiary LanCourier we operate a fleet of approximately 160 vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, LanCourier customers have real-time access to data regarding the status of their parcels. LanCourier began operating new facilities in January 2001. These new facilities include a modern distribution center that provides us with the technological tools to provide door-to-door express service to our clients in Chile. In April 2000, to capitalize on the strength of our airport-to-airport network, we formed LanLogistics, a LanChile Cargo subsidiary dedicated to the development of higher-value door-to-door express cargo products and services between Latin America and the United States. LanLogistics operates through different subsidiaries and brands, such as LanBox and SkyBox for the Internet-based fulfillment services and as SkyNet for the international courier services. During 2003, LanLogistics generated revenues of approximately US$12.1 million, LanCourier generated revenues of approximately US$15.3 million, and our storage and customs brokerage operations generated revenues of approximately US$10.1 million.

During 2003, we also had revenues of US$10.8 million for ground services, US$10.8 million for duty-free in-flight sales, while our Amadeus Chile CRS (computer reservation system) service distribution generated revenues from sales to third parties of approximately US$2.3 million. Finally, in 2003 we generated revenues of approximately US$6.2 million from other activities.

Insurance

We carry hull insurance that includes, among other coverage, “all risk”, war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. Additionally, we renew our insurance coverage yearly, and are subject to deductibles that vary depending on the type of coverage and the type of aircraft. Our deductibles vary depending on the type of loss, and are approximately US$1,250 for loss or damage associated with passenger baggage liabilities, US$10,000 for loss or damage associated with cargo liabilities and US$1.0 million for hull “all risk” insurance for Boeing 767 and Airbus A340 aircraft.

Our insurance coverage has a one-year term ending in November of each year. The aggregate cost of our insurance coverage for the 2003 calendar year was US$19.7 million, which represents a 9.0% decrease in insurance expenses compared to the 2002 calendar year. This decrease was primarily due to a market reduction in premiums relative to those charged following the September 11, 2001 terrorist attacks in the United States.

Information Technology

We use information technology in virtually every aspect of our business.

With the exception of our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems, which are operated by Amadeus, Iberia and SITA, we operate our systems from two data center facilities in Santiago.

Third party suppliers provide us with the following technical infrastructure elements:

•	wide-area data network (provided mainly by SITA); and

•	data centers and desktop operations and support (provided by EDS).

Basic Infrastructure Operation

Since early 2003, we have outsourced our IT infrastructure management to EDS. This service includes the administration and support of the data centers and desktop equipment. EDS’s assistance has enabled us to:

•	increase the efficiency of our IT operations;

•	convert fixed costs into variable costs;

•	guarantee that service standards (such as up-time and response time) required by critical processes of our business are fulfilled;

•	accelerate critical infrastructure projects while significantly reducing investment requirements;

•	increase the efficiency of our personnel; and

•	focus internal IT efforts on business functions, rather than basic hardware and software issues.

Telecommunications

Since 2002, we have used the latest technology available with regard to our global telecommunications network. We have redesigned our network by combining traditional private data channels with virtual private networks through the Internet. The program also involves voice transmission through data-channels. This initiative has enabled us to reduce our communications expenses significantly.

Front End Systems

During 2002, we deployed new systems to support our sales personnel. These systems provide the employees who deal directly with our customers with additional tools to improve service, enhance customer information and increase efficiency. During 2003, we began to implement these systems at our airport counters and in our call centers.

Enterprise Resource Planning

During the second half of 2002, we purchased an enterprise resource planning system from the software company SAP. Once fully implemented, this new system will increase the efficiency of our back-office operations. This program covers areas such as finance, accounting, human resources, purchasing and management information systems. The SAP system was successfully implemented in most of our smaller and midsize subsidiaries in 2003. In April 2004, we began the final stage of implementing this new system in all of our remaining subsidiaries. We expect to complete the implementation phase by the third quarter of 2004.

Regulation

Chilean Aeronautical Regulation

Both the DGAC and the JAC oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC regulates the assignment of domestic and international routes, and the DGAC regulates flying operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Chile is a contracting state, as well as a permanent member, of the International Civil Aviation Organization, or the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Chilean authorities have incorporated into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all the relevant technical standards.

Route Rights

Domestic Routes. Chilean airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. Non-Chilean airlines are permitted to provide domestic air service between destinations in Chile, provided that the country in which the foreign airline is based grants a reciprocal right to Chilean airlines. There are no regulatory barriers, however, that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

International Routes. As an airline providing services on international routes, LanChile is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants another government the right to designate one or more of its domestic airlines to operate scheduled services between certain destinations in that country. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction. The JAC grants route frequencies subject to the condition that recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. We made no material payments for international routes during 2003.

Air Fare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “—Antitrust Regulation” below. Airlines may file complaints before the Antitrust Commission with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on “non-competitive” routes and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. As of January 31, 2004, 36% of the domestic routes that we operate had been classified as “non-competitive” and were subject to the requirements described above.

Registration of Aircraft. Aircraft registration in Chile is governed by the Chilean Aeronautical Code. In order to register or continue to be registered in Chile, an aircraft must be wholly-owned by either:

•	a natural person who is Chilean citizen; or

•	a legal entity incorporated in and having its domicile and principal place of business in Chile and a majority of the capital stock of which is owned by Chilean nationals.

The Aeronautical Code expressly allows the DGAC to permit registration of aircraft belonging to non-Chilean individuals or entities with a permanent place of business in Chile. Aircraft owned by non-Chileans, but operated by Chileans or by an airline which is affiliated with a Chilean aviation entity, may also be registered in Chile. Registration of any aircraft can be cancelled if it is not in compliance with the requirements for registration and, in particular, if:

•	the ownership requirements are not met; or

•	the aircraft does not comply with any applicable safety requirements specified by the DGAC.

Safety. The DGAC requires that all aircraft operated by Chilean airlines be registered either with the DGAC or with an equivalent supervisory body in a country other than Chile, so long as that country is a member of the Warsaw Convention. All aircraft must have a valid certificate of airworthiness issued by either the DGAC or an equivalent non-Chilean supervisory entity. In addition, the DGAC will not issue maintenance permits to a Chilean airline until the DGAC has assessed the airline’s maintenance capabilities. The DGAC renews maintenance permits annually, and has approved our maintenance operations. Only DGAC-certified maintenance facilities or facilities certified by an equivalent non-Chilean supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Chilean airlines. Aircraft maintenance personnel at such facilities must also be certified either by the DGAC or an equivalent non-Chilean supervisory body before assuming any aircraft maintenance positions.

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

Chilean Airport Policy. The DGAC supervises and manages airports in Chile, including the supervision of take-off and landing charges. The DGAC proposes airport charges, which are approved by the JAC and are the same at all airports. Since the mid-90s, a number of Chilean airports have been privatized, including the Arturo Merino Benítez International Airport. At the privatized airports, the airport administration manages the facilities under the supervision of the DGAC and JAC.

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us in Chile, except for environmental laws and regulations of general applicability. There is no noise restriction regulation currently applicable to aircraft in Chile. However, Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile. The proposed regulation will require all such aircraft to comply with certain noise restrictions, referred to in the market as Stage 3 standards. The majority of LanChile’s fleet already complies with the proposed restrictions.

Regional Aeronautical Regulation (Brazil, the Dominican Republic, Ecuador, Mexico and Peru)

Our subsidiaries operate throughout the Latin American region under the routes granted by the relevant authorities in each jurisdiction where they are based.

International Routes. Under the Brazilian, Dominican, Ecuadorian, Mexican and Peruvian laws, international route rights, as well as the corresponding landing rights, are derived from air transport agreements negotiated between the relevant home jurisdiction and foreign governments.

Domestic Routes. Under Brazilian, Dominican Republic and Mexican regulations, domestic airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. However, Peruvian law provides that a domestic airline must request the consent of the air authority to fly a determined domestic route, and Ecuadorian law requires the airline to obtain a specific concession to fly domestically.

U.S. Aeronautical Regulation

General. Flight operations between Chile and the United States by airlines licensed by either country are governed generally by the open skies air transport agreement that Chile and the United States signed in October 1997. Under the open skies agreement, there are no restrictions on the number of destinations or flights that either a U.S. or a Chilean airline may operate between the two countries or on the number of U.S. and Chilean airlines that may operate. Operations to the United States by non-U.S. airlines, such as LanChile, are subject to Title 49 of the U.S. Code, under which the DOT and the FAA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. LanChile is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while our exemption authority (which includes the open skies traffic rights) will need to be renewed on November 26, 2005. We plan to amend our foreign air carrier permit prior to this date to include the open skies rights, however, which would eliminate our need to renew the exemption authority.

In the United States, we are subject to the FAA’s regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. LanChile currently holds FAA operations specifications under Part 129 of the Federal Aviation Regulations. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

Security. On November 19, 2001, Congress passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration, or TSA, which took over security responsibilities previously held by the FAA. The TSA is an agency of the Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per roundtrip cap; however, airlines are responsible for costs in excess of this fee, which through the year 2004 cannot exceed an airline’s security screening expense level in 2000. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

Noise Restrictions. Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements.

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the U.S., legislation known as the “Vision 100 – Century of Aviation Reauthorization Act”, which was signed into law in December 2003, requires the FAA, by April 1, 2005, to issue regulations implementing Stage 4 noise standards consistent with recommendations adopted by the ICAO. In December 2003, the FAA issued a proposed rule that would implement such standards.

FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne windshear warning system and aging aircraft regulations. Our fleet meets these requirements.

Airport Slot Restrictions. Four U.S. airports - Chicago O’Hare, LaGuardia (New York), John F. Kennedy International (New York) and Reagan National (Washington, D.C.) - have been designated by the FAA as “high density traffic airports”. Operations at these airports are or have been subject to slot restrictions during certain periods of the day. A “slot” is an authorization to take off or land at a designated airport within a specified time window. Legislation passed in March 2000 resulted in the elimination of slot restrictions at Chicago O’Hare on July 1, 2002 and at LaGuardia and Kennedy International on January 1, 2007. Of these airports, LanChile currently operates only to JFK. In the past, we have generally been successful in obtaining the slots we need to conduct our planned operations at JFK. However, slots are requested by carriers and allocated by the FAA on a seasonal basis, and there can be no assurance that we will be able to obtain all requested slots in the future because, among other factors, government policies regulating the distribution of slots are subject to change.

Proposed Laws and Regulations. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on airline companies. Laws and regulations have been considered from time to time that would prohibit or restrict the ownership and transfer of airline routes or slots. There can be no assurance that laws and regulations currently enacted or enacted in the future will not adversely affect our ability to maintain our current level of operating results.

Regulatory Authorizations in Connection with Strategic Alliances

The alliance between LanChile and American Airlines includes three major components: a frequent flyer agreement, a reciprocal code-share agreement and the coordination of pricing, scheduling and other functions. The last two of these items required the approval of regulatory authorities in both Chile and the United States. With respect to the code-share agreement, the open skies agreement between Chile and the United States expressly permits code-sharing operations by U.S. and Chilean airlines. With regard to the coordination of pricing and scheduling, LanChile and American Airlines filed a joint application with the DOT in December 1997, requesting approval of their alliance agreement and immunity from the application of all U.S. antitrust laws pursuant to Title 49 of the U.S. Code. LanChile and American Airlines received approval and antitrust immunity from the DOT in September 1999, and implemented the code-share agreement in October 1999. In accordance with the terms of the DOT’s 1999 approval, LanChile and American Airlines were required to resubmit their alliance agreement to the DOT for review within three years after the DOT’s grant of approval. LanChile and American Airlines resubmitted the agreement in September 2002 and did not receive any comments from the DOT. The approval and antitrust immunity remain in effect, and there is no further obligation to submit the agreement to the DOT for review.

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Commission, oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. Chilean competition law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Commission requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Commission has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. LanChile, TASA and LanChile Cargo must comply with Chilean competition law that prohibits a carrier from abusing a dominant position in the market. As described above under “—Route Rights—Air Fare Pricing Policy”, in October 1997, the Antitrust Commission approved a specific self-regulatory fare plan for us consistent with the Antitrust Commission’s directive to maintain a competitive environment within the domestic market and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

At the request of the Antitrust Commission, an investigating attorney was appointed to review our self-regulatory fare plan that has been in effect since 1997. The resulting report delivered to us in 2003 by the attorney was generally favorable as to our fulfillment of our obligations under the self-regulatory fare plan, and did not find any anticompetitive behavior. While the attorney recommended that we separate our domestic cargo and domestic passenger businesses, this recommendation is neither binding on the Antitrust Commission nor on us.

On January 30, 2004, the Antitrust Commission imposed a fine of 500 Unidades Tributarias Mensuales (equal to approximately US$25,000) on each of LanChile and LanExpress for minor breaches of the self-regulatory fare plan to which they are subject. The Company had argued that such breaches were mainly caused by the impossibility to maintain the fare plan under any circumstances and, as a result, the Antitrust Commission also provided that LanChile must present amendments to the self-regulatory fare plan within 90 days from the official communication of the abovementioned final resolution.

Property

Headquarters

Since 1998, our corporate headquarters have been located on approximately five acres of land near Arturo Merino Benítez International Airport. The complex includes approximately 150,695 square feet of office space (containing modern offices for LanChile and LanChile Cargo personnel), 32,292 square feet of conference space and training facilities and 9,688 square feet of dining facilities. During the first quarter of 2004, we adapted part of this building to meet our expanding training needs, which include rooms for technical instruction, in-flight and airport services.

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, where we occupy a total of four floors. We are currently evaluating the possibility of acquiring additional space in this building to support our future growth.

Maintenance Base

Our 877,258-square foot maintenance base is located on a site that we own inside the grounds of Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,723 square foot aircraft parking area capable of accommodating 17 Boeing 737 aircraft. We have a five floor, 53,820 square foot office building plus a 10,000 square foot office and workshop space. This facility is certified by the FAA and, as such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2004, we expect to make a US$1 million investment to modernize and improve the actual infrastructure. We also lease from the DGAC 193,750 square feet of space inside the Arturo Merino Benítez International Airport for operational and service purposes.

Miami Facilities

We occupy a 36.3 acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a US$65 million, 48,000 square foot corporate building, a 378,000 square foot cargo warehouse and a 783,000 square foot platform for aircraft parking on the site, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We are planning to convert 21,528 square feet of the warehouse into fully furbished offices. We estimate that we will spend approximately US$1 million on this project in 2004.

Other Facilities

We own a building and 16 acres of land on the west side of Arturo Merino Benítez International Airport that houses our B737-200 flight training simulator. We rent this flight training center under a long-term lease run by CAE Inc. (a Canadian leading company in the flight training business).

We own a 661,980-square foot warehouse in Santiago, which includes 91,493 square feet of space for offices and other administrative facilities and 45,000 square foot distribution center. Beginning in 2001, we began using this facility to expand LanCourier’s door-to-door cargo transport business.

Terminal de Exportación Internacional, or TEISA, one of our subsidiaries owns a 97,000 square-foot facility that includes a large freezer capacity for the maintenance of perishable exports at optimal conditions located at the Arturo Merino Benítez International Airport.

In 2003, Fast Air Almacenes de Carga S.A., or Fast Air, one of our subsidiaries, initiated the building of its new import warehouse and office at the Arturo Merino Benítez International Airport. This new 172,000 square feet building will be developed in conjunction with two other operators. Fast Air is expected to invest US$1.5 million and the building is expected to be completed during the second quarter of 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-8 of this annual report.

Our financial statements have been prepared in accordance with Chilean GAAP, which differs in certain respects from U.S. GAAP. A discussion of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us is described in Note 24 to our audited consolidated financial statements.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us improve our profitability during the period between 2001 and the first quarter of 2004, when the airline industry suffered from sharp declines in demand and cost pressures in the aftermath of terrorist attacks and worldwide economic slowdown.

We generate the balance of our operating revenues from airport ground services, aircraft leases, logistics and courier services, on-board sales, tour services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

Between 2001 and the first quarter of 2004 we overcame significant challenges. Our passenger demand was negatively affected by the terrorist attacks of September 11, 2001 in the United States, the political and economic crisis in Argentina and poor economic performance in other key markets, particularly Chile. Cargo demand was negatively affected by weak economic conditions, including weaker local currencies, which reduced South America’s demand for imports. Furthermore, we faced increased competition on our international passenger and cargo routes from 2001 until mid-2003, and on our Chilean domestic routes since mid-2001. Finally, higher security and insurance costs after September 11, 2001 and high fuel prices created significant cost pressures.

Despite these challenges we were able to increase profitability significantly, with net income increasing to US$83.6 million in 2003 from US$10.8 million in 2001. Operating income also increased to US$111.7 million from US$50.3 million in 2001. Net income and operating income for 2003 are the highest for a full year in our history. Further improvement in the first quarter of 2004 led net income to amount to US$110.1 million and operating income to amount to US$148.4 million for the 12-month period ended March 31, 2004. These results can be attributed to our ability to rapidly adapt our route network and capacity to market conditions, leverage opportunities to expand our revenue base and reduce costs.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competition, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Our passenger business faced significant challenges during the last three years, including poor economic conditions, external demand shocks and increased competition. Major global events, such as the September 11, 2001 terrorist attacks in the United States and the war in Iraq generated a major drop in traffic, especially on our routes to the United States. Passenger demand was also negatively affected by the economic crisis in Argentina due to our significant operations in Argentina and dependence upon Argentine customers who connect to our long-haul routes out of Chile. Demand was also impacted by the depreciation of the Chilean peso as it had a negative impact on our domestic yields in dollar terms and reduced international outbound demand from Chile. Demand showed signs of recovery during 2003 and the first quarter of 2004, primarily in Chile and Argentina. While traffic in Chile increased late in 2003, demand in Argentina began to increase earlier in the year, although from a very low base.

The competition we faced on both our domestic and international passenger routes changed over the last several years. In 2001, we saw our market share of Chilean domestic routes increase significantly as competitors discontinued operations. During 2002 and 2003, new competition entered the Chilean domestic market and our total domestic traffic and market share were adversely affected. On our international routes, competition from other carriers during 2001 and 2002 was strong and depressed our yields. In 2003, competition in key international routes weakened, primarily as some competitors discontinued or downsized their operations.

We were able to overcome these challenges and take advantage of opportunities by using our competitive advantages. Our integrated business model and the efficiency of our operations enabled us to sustain our operations even as we faced very low demand, which ultimately led to market share gains as other competitors reduced their operations.

Additionally, we took advantage of our flexibility to reallocate capacity quickly. Initially, we cut frequencies on our operations from Chile to Argentina, the United States and Europe, and used our alliances to provide passengers with additional frequencies. We have monitored demand closely and increased our operations to and from Argentina when we noted improvements in travel demand to Argentina as a result of the depreciation of the Argentine peso.

We have used the capacity that has become available as a result of reducing certain frequencies to commence new operations. We decided to expand our presence by adding stops in Peru and Ecuador on our flights between Chile and the United States and increasing frequencies and capacity on flights between Chile and the United States. In late 2002, LanEcuador, was authorized to start operations and initiated international service in 2003. LanEcuador has strengthened our service between Ecuador and the United States and captured demand by launching new routes to Spain and Argentina. We have also used available capacity to launch new routes to Australia and New Zealand under our new agreement with Qantas. By redeploying capacity into these routes we have been able to offset the loss of Argentine revenues and have avoided having to ground aircraft.

Cargo Business

During the past three years, our cargo business has also faced significant challenges. Our cargo business depends on exports from and imports to South America and is, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). The weakening of our main import markets due to the crisis in Argentina and the subsequent devaluation of the Argentine peso, together with the weakening of the Chilean peso and the Brazilian real, caused a fall in southbound cargo demand and an imbalance with northbound demand in 2001 and 2002. This caused a decline in traffic and created downward pressure on the rates we charge for carrying cargo from the U.S. to Latin America. We faced increased competition during this period, which reduced yields and impacted our market share. In 2003, problems affecting salmon production, one the most important products on our northbound routes, reduced northbound cargo traffic. However, the improvement in economic conditions in Latin America and the appreciation of currencies such as the Brazilian real and the Chilean peso led to improved import traffic into the region and balanced out the import and export traffic.

We responded to these challenges in several ways. We adjusted our capacity through the return of wet-leased freighter aircraft in order to avoid idle capacity during periods of low demand. We monitored demand and redesigned our freighter itineraries accordingly. The flexibility of our freighter operations enabled us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. Our expanded route network led to increased diversification and helped us to partially compensate for falls in traffic to specific markets. Our cost-effective operations and operating network also gave us a competitive advantage that allowed us to increase market share as other competitors reduced the scale of their operations, which were further benefited by our integrated business model and the utilization of our Boeing 767-300 freighters.

Overall, these adjustments enabled us to endure a complicated environment and ultimately led to an improved market position. More importantly, these advances placed us in an excellent position to take advantage of the recovery in demand that started at the end of 2003 and continued in the first quarter of 2004.

Other Revenues

Other revenues grew significantly between 2001 and the first quarter of 2004. This increase related mainly to an increase in aircraft lease revenues and the consolidation of our subsidiary, LanLogistics Corp., or LanLogistics. The latter, however, is in its first stages of growth and had no positive impact on profitability in 2002 and 2003. Other revenues are driven mainly by the scope of our operations and of those of other airlines to which we provide services.

Controlling Costs

Cost controls were critical to maintaining our profitability over the period from 2001 to the first quarter of 2004, especially as we faced increased fuel prices and insurance and security costs following September 11, 2001. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs, and exchange rates.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of a cargo fuel surcharge. Additionally, the incorporation of newer aircraft has enabled us to gradually reduce fuel burn. Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in pesos, appreciation of the peso against the dollar can result in increased costs in dollar terms and can negatively affect our results. Commissions to travel and cargo agents also compose a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. The amount of commissions we pay agents per sale is in most cases adjusted to match industry standards. Fleet related expenses, basically aircraft rentals and depreciation, are another significant cost. These costs are mainly fixed and we have succeeded in reducing per unit costs by achieving high aircraft utilization rates.

In 2002, we cut costs significantly as we adjusted for the decrease in traffic and revenue generated by September 11, 2001. These adjustments allowed us to increase profitability and consisted primarily of an 8% reduction in personnel during the fourth quarter of 2001, the renegotiation of contracts with suppliers during 2002, and the return of aircraft under both operating and ACMI leases. With these adjustments, we were able to significantly reduce per unit costs. We also benefited from a market-wide decline in fuel prices in 2002, which fell an average of 8% year-over-year. In ATK terms, our costs declined 2.8% and, excluding the effect of lower fuel prices, cost per ATK fell 1.5%.

In 2003 and the first quarter of 2004, we continued our cost control efforts and leveraged opportunities for cuts in specific areas. However, we faced cost pressures as, for example, higher sales volumes translated into higher aggregate commissions to agents and other sales-related expenses. Additionally, the depreciation of the Chilean peso in the second half of 2003 drove wages and benefits higher. We partially offset these cost increases by negotiating important reductions in aircraft leasing costs and increasing our aircraft utilization rates. On average in 2003, our long-haul passenger and cargo aircraft were in use more than 15 hours per day. Our utilization strategy in 2003 was designed in concert with the addition of new routes to our network.

Outlook

Additions to our route network and capacity are part of our long-term goal of regional expansion in Latin America. All of our passenger operations are now marketed under a single brand name, LAN. By uniting all of our passenger subsidiaries under the LAN name, we plan to enhance the value of our brand and increase the efficiency of our marketing efforts. As part of this re-branding initiative, we are in the process of repainting our aircraft with our new logo and paint scheme.

Our results in 2003 and the first quarter of 2004 and our outlook for the future are based upon our position as one of the market leaders of international and domestic passenger and cargo air services both in Chile and in the South American markets where we have established affiliates. We have the largest market share of passenger traffic on key international routes that connect Chile with the United States, Europe, the South Pacific and other Latin American countries. Within Chile, our competitive position remains solid, as we continue to carry the vast majority of domestic passenger traffic. In early 2004, the Spanish business group Marsans, which owns Aerolineas Argentinas, announced its intention to enter the Chilean domestic and international passenger market in the near future. In the event that we face new competition, we believe that our established operations, brand loyalty and quality service will allow us to substantially maintain our market share.

Operating Results

The following table sets forth certain income statement data for LanChile.

	In US$ millions			As a percentage of total revenues			% change
	2001	2002	2003	2001	2002	2003	02/01	03/02
Operating revenues:
Passenger	$803.0	$803.7	$918.4	56.2%	55.3%	56.0%	0.1%	14.3%
Cargo	539.5	520.8	602.0	37.8	35.9	36.7	(3.5)	15.6
Other	85.8	127.9	118.4	6.0	8.8	7.2	49.0	(7.5)

Total operating revenues	1,428.3	1,452.4	1,638.8	100.0	100.0	100.0	1.7	12.8

Operating expenses:
Wages and benefits	203.0	215.3	240.9	14.2	14.8	14.7	6.0	11.9
Aircraft fuel	222.4	205.5	259.6	15.6	14.2	15.8	(7.6)	26.3
Commissions to agents	200.5	192.7	224.0	14.0	13.3	13.7	(3.9)	16.2
Depreciation and amortization	51.9	67.8	72.6	3.6	4.7	4.4	30.6	7.1
Other rentals and landing fees	244.9	228.7	258.5	17.1	15.7	15.8	(6.6)	13.0
Passenger services	35.9	32.3	36.2	2.5	2.2	2.2	(9.9)	12.1
Aircraft rentals	146.4	159.8	139.1	10.3	11.0	8.5	9.1	(12.9)
Aircraft maintenance	105.2	95.1	97.9	7.4	6.6	6.0	(9.6)	2.9
Other operating expenses	167.8	193.1	198.3	11.7	13.3	12.1	15.1	2.7

Total operating expenses	1,378.1	1,390.4	1,527.1	96.5	95.7	93.2	0.9	9.8

Operating income	50.3	62.1	111.7	3.5	4.3	6.8	23.5	80.0

Other expense:
Interest income	5.5	3.8	6.3	0.4	0.3	0.4	(31.4)	67.1
Interest expense	(35.5)	(40.8)	(39.4)	(2.5)	(2.8)	(2.4)	14.9	(3.5)
Miscellaneous-net	(8.4)	13.2	24.1	(0.6)	0.9	1.5	(257.3)	82.9

Total other expense	(38.4)	(23.8)	(9.0)	(2.7)	(1.6)	(0.5)	(37.9)	(62.4)
Income before minority interest	11.9	38.2	102.8	0.8	2.6	6.3	221.9	168.7

Minority interest	(1.6)	(0.4)	(0.9)	(0.1)	(0.0)	(0.1)	(72.8)	100.5

Income before income taxes	10.3	37.8	101.9	0.7	2.6	6.2	267.5	169.5

Income taxes	0.6	(7.0)	(18.3)	0.0	(0.5)	(1.1)	(1,369.2)	161.8

Net income	$10.8	$30.8	$83.6	0.8%	2.1%	5.1%	184.2	171.2

The following table sets forth certain income statement data for LanChile for the three months ended March 31, 2003 and March 31, 2004, expressed as a percentage of total operating revenues.

	In US$ millions		As a percentage of total revenues		% change
	Three months ended March 31, (unaudited)		Three months ended March 31, (unaudited)		Three months ended March 31, 2004/2003
	2003	2004	2003	2004
Operating revenues:
Passenger	$225.1	$292.3	56.9%	59.4%	29.8%
Cargo	140.4	169.7	35.5	34.5	20.9
Other	30.3	29.9	7.7	6.1	(1.6)

Total operating revenues	395.8	491.9	100.0	100.0	24.3
Operating expenses:
Wages and benefits	52.2	67.2	13.2	13.7	28.6
Aircraft fuel	68.3	83.0	17.3	16.9	21.4
Commissions to agents	53.0	66.1	13.4	13.4	24.6
Depreciation and amortization	18.2	19.4	4.6	3.9	6.7
Other rental and landing fees	61.9	67.0	15.6	13.6	8.2
Passenger services	8.9	11.6	2.2	2.4	30.9
Aircraft rentals	38.6	32.6	9.8	6.6	(15.6)
Aircraft maintenance	23.8	28.2	6.0	5.7	18.7
Other operating expenses	44.7	53.9	11.3	11.0	20.7

Total operating expenses	369.6	428.9	93.4	87.2	16.1

Operating income	26.3	63.0	6.6	12.8	139.8

Other expense:
Interest income	1.3	2.2	0.3	0.4	73.6
Interest expenses	(10.1)	(9.4)	(2.5)	(1.9)	(6.6)
Miscellaneous-net	8.6	2.8	2.2	0.6	(67.4)

Total other expense	(0.2)	(4.4)	(0.1)	(0.9)	NM
Income before minority interest	26.1	58.6	6.6	11.9	124.7
Minority interest	0.2	0.2	0.0	0.0	13.5

Income before income taxes	26.3	58.8	6.6	12.0	124.0
Income taxes	(4.6)	(10.7)	(1.2)	(2.2)	129.9

Net income	$21.6	$48.1	5.5%	9.8%	122.7

Results for the Three Months Ended March 31, 2004 Compared with Results for the Three Months Ended March 31, 2003

Net Income

Our net income increased 122.7% from US$21.6 million for the three months ended March 31, 2003 to US$48.1 million for the three months ended March 31, 2004. This increase is mainly due to a 139.8% improvement in operating income which offset a higher non-operating loss as compared to the first quarter of 2003. We achieved this improvement even as demand remained weak compared to historical levels and as fuel prices remained at high levels. We were able to overcome these factors by taking advantage of our integrated passenger and cargo businesses, adjusting capacity and maximizing the efficiency of our cost structure.

Operating Revenues

Operating revenues for the three months ended March 31, 2004 totaled US$491.9 million, a 24.3% increase over operating revenues of US$395.8 million for the three months ended March 31, 2003.

Our consolidated passenger revenues grew 29.8% to US$292.3 million for the three months ended March 31, 2004 from US$225.1 million for the three months ended March 31, 2003, due to a 21.4% increase in passenger traffic and a 6.9% improvement in yield (from US¢7.14 to US¢7.63). Passenger traffic (as measured in RPKs) increased primarily due to the launch of new routes out of our regional hub in Lima, growth into new markets (mainly related to growth on LanEcuador’s routes to the United States, Europe and Latin America) and increased capacity on specific routes based on demand. International passenger traffic grew 27.1%, while domestic passenger traffic grew 1.9%. Yields increased due to the positive impact of a stronger Chilean peso on fares denominated in Chilean pesos, improved segmentation on our international routes and an improvement in market conditions during the quarter.

Cargo revenues grew 20.9% to US$169.7 million during the three months ended March 31, 2004 from US$140.4 million during the three months ended March 31, 2003, as traffic increased 11.4% and yield increased 8.6% to US¢33.52 from US¢30.88. Traffic grew in cargo during the three months ended March 31, 2004 as increased international cargo traffic, which grew 11.7% and accounted for 98.5% of total cargo traffic, offset a 7.9% decrease in domestic cargo traffic. Overall, cargo traffic increased mainly due to a stronger competitive position, an improvement in southbound traffic from the United States to South America and strong northbound demand from South America to the United States. Cargo yields increased mainly due to an improvement in fares and the application of a cargo fuel surcharge.

Other revenues declined 1.6% as reduced aircraft lease revenues were partially offset by increased on-board sales and courier sales in Chile.

Operating Expenses

Operating expenses during the three months ended March 31, 2004 totaled US$428.9 million, a 16.1% increase over operating expenses of US$369.6 million during the three months ended March 31, 2003. Excluding the impact of fuel prices, which resulted in US$4.8 million of additional expenses in the first quarter of 2004 compared to the first quarter of 2003, operating costs increased 14.8%. Our unit costs (measured as operating costs and capital expenses minus other revenues, per ATK) increased 4.6% during the three months ended March 31, 2004. Excluding the impact of higher fuel prices, per unit costs grew 3.3%. As a percentage of total operating revenues, consolidated operating expenses fell from 93.4% to 87.2%.

Wages and benefits expenses grew 28.6% to US$67.2 million during the three months ended March 31, 2004 from US$52.2 million during the three months ended March 31, 2003, mainly due to higher costs in dollar terms caused by the effect of a stronger Chilean peso on wages denominated in Chilean pesos, higher bonus payments and an increase in headcount related to the expansion of our operations.

Aircraft fuel expenses during the three months ended March 31, 2004 totaled US$83.0 million, a 21.4% increase over aircraft fuel expenses of US$68.3 million during the three months ended March 31, 2003. Fuel expenses rose due to a 6.1% increase in average fuel prices and a 14.5% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities have been reclassified into the “Other Income (Expense)” line of the “Other Income (Expense)” section of our financial statements. During the three months ended March 31, 2004, we recorded a US$7.3 million fuel hedging gain, as compared with a US$6.9 million fuel hedging gain during the three months ended March 31, 2003.

Commissions to agents (related to both passenger and cargo sales) increased 24.6% to US$66.1 million during the three months ended March 31, 2004 from US$53.0 million during the three months ended March 31, 2003, primarily due to a 26.4% increase in traffic revenues (passenger and cargo). As a percentage of traffic revenues (passenger and cargo), commissions to agents decreased 0.2 percentage points from 14.5% to 14.3% as lower average passenger commissions offset higher average cargo commissions.

Depreciation and amortization expenses increased 6.7% to US$19.4 million during the three months ended March 31, 2004 from US$18.2 million during the three months ended March 31, 2003.

Other rental and landing fees increased 8.2% to US$67.0 million during the three months ended March 31, 2004 from US$61.9 million during the three months ended March 31, 2003. This increase resulted from an increase in landing fees due to increased operations and higher costs at some international airports, higher allotment expenses (the purchase of capacity in other carriers) due to increased operations and an increase in ACMI leases to support growth in our cargo capacity. These increases were partially offset by a reduction in insurance expenses.

Passenger service expenses totaled US$11.6 million during the three months ended March 31, 2004 and US$8.9 million during the three months ended March 31, 2003. This 30.9% increase resulted from increased passenger traffic, changes in the mix of passengers traveling in different classes of service and improvements in passenger services.

Aircraft rental expenses decreased 15.6% to US$32.6 million during the three months ended March 31, 2004 from US$38.6 million during the three months ended March 31, 2003 as the incorporation of new aircraft into our fleet was more than fully offset by the reduction of lease rates during the first quarter of 2003.

Aircraft maintenance expenses increased 18.7%, from US$23.8 million during the three months ended March 31, 2003 to US$28.2 million during the three months ended March 31, 2004. Aircraft maintenance expenses increased due to increased operations and the net effect of a one-time reduction of US$1.3 million in 2004 and a one-time reduction of US$2.5 million in 2003 due to changes in the return conditions of leased aircraft. Excluding these items, maintenance costs grew 12.2%.

Other operating expenses increased 20.7% to US$53.9 million during the three months ended March 31, 2004 from US$44.7 million during the three months ended March 31, 2003. Other operating expenses include sales-related expenses, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased during the first quarter of 2004 due to increased sales-related expenses and increased training to support our capacity for growth.

Operating Income

Operating income increased 139.8% to US$63.0 million during the three months ended March 31, 2004 from US$26.3 million during the three months ended March 31, 2003. Operating margins improved 6.2 percentage points from 6.6% during the three months ended March 31, 2003 to 12.8% during the three months ended March 31, 2004 as a 24.3% increase in operating revenues outpaced a 16.1% increase in operating expenses. For the first quarter of 2004, revenues per ATK (passengers and cargo) grew 13.2% (from US¢32.90 to US¢37.25), as costs per ATK increased 4.6% (from US¢31.32 to US¢32.75).

Non-Operating Income (Expense)

Net non-operating expenses increased during the three months ended March 31, 2004 to US$4.4 million as compared to US$0.2 million during the three months ended March 31, 2003. Non-operating results for the three months ended March 31, 2004 and March 31, 2003 included no special items. Interest income increased 73.6% to US$2.2 million from US$1.3 million due higher cash balances. Interest expenses fell 6.6% to US$9.4 million during the three months ended March 31, 2004 from US$10.1 million during the three months ended March 31, 2003 due to lower interest rates and a reduction in average debt. Miscellaneous gains decreased 67.4% from US$8.6 million during the three months ended March 31, 2003 to US$2.8 million during the three months ended March 31, 2004. This included a US$7.3 million fuel hedging gain (compared to a US$6.9 million fuel hedging gain during the first quarter of 2003) and a US$3.4 million foreign exchange loss (compared to a US$0.3 million foreign exchange loss during the first quarter of 2003).

Income Taxes

Income tax expense increased to US$10.7 million during the three months ended March 31, 2004 from US$4.6 million during the three months ended March 31, 2003 due to higher taxable income. For more information, see “—Critical Accounting Policies––Deferred Income Taxes” below and Note 13 to our audited consolidated financial statements. Our effective income tax rate was 18.1% during the three months ended March 31, 2004, as compared to an effective income tax rate of 17.7% during the three months ended March 31, 2003.

2003 Compared with 2002

Net Income

Our net income increased 171.2% from US$30.8 million in 2002 to US$83.6 million in 2003. This increase is mainly due to a 80.0% improvement in operating income and a lower non-operating loss as compared to 2002. This improvement was achieved even as we continued to face weak demand in both the passenger and cargo businesses in the first part of the year, increased competition in the domestic passenger market, and high fuel prices. We were able to overcome these challenges by continuing to expand its operations in new markets, opening new routes, capitalizing on competitive opportunities in international markets, and controlling costs.

Non-operating losses in 2003 declined when compared to 2002 due to lower net interest expense and higher non-operating gains (as explained under “Non Operating Income (Expense)”). Finally, income tax expense increased from US$7.0 million tax in 2002 to US$18.3 million in 2003 due primarily to the increase in our taxable income.

Operating Revenues

Operating revenues in 2003 totaled US$1,638.8 million, a 12.8% increase over operating revenues of US$1,452.4 million in 2002.

Our consolidated passenger revenues grew 14.3% to US$918.4 million in 2003 from US$803.7 million in 2002, due to a 13.7% increase in passenger traffic and a 0.5% improvement in yield (from US¢7.22 to US¢7.25). Passenger traffic (as measured in RPKs) increased primarily because of market share gains on the international business, the launch of new routes, growth into new markets (mainly related to LanEcuador’s launch of operations in April 2003), and an improvement in market conditions in the final months of the year. These items offset lower traffic in domestic routes due to increased competition. Passenger yields improved slightly as the impact of longer average trip lengths (longer trips feature lower revenues per kilometer) was offset by higher average fares due to improved segmentation and the positive impact of a stronger Chilean peso on fares denominated in Chilean pesos.

Our domestic passenger revenues in Chile, which accounted for 23.2% of passenger revenues in 2003 and for 27.8% in 2002, decreased 4.6% to US$213.5 million in 2003 from US$223.8 million in 2002. Domestic passenger traffic (as measured in RPKs) decreased 10.5%, while passenger capacity (as measured in ASKs) decreased 5.8%, resulting in a 3.3 percentage point drop in load factor from 66.1% in 2002 to 62.8% in 2003. Domestic passenger yield improved 6.6% from US¢8.35 in 2002 to US¢8.90 in 2003.

International passenger revenues, which accounted for 76.8% in 2003 and for 72.2% of passenger revenues in 2002, increased 21.6% to US$704.9 million in 2003 from US$579.9 million in 2002. International passenger traffic (as measured in RPKs) increased 21.4%, while passenger capacity (as measured in ASKs) increased 11.5%, resulting in a 5.8 percentage point improvement in load factor from 65.0% in 2002 to 70.8% in 2003. Total international passenger yield (based on RPKs) remained flat at US¢6.86.

Cargo revenues grew 15.6%, to US$602.0 million in 2003 from US$520.8 million in 2002, as traffic increased 4.3% and yield increased 10.9% to US¢31.49 from US¢28.40. Revenue growth in cargo was driven by increased international revenues, which grew 17.2% to US$588.3 in 2003 from US$502.0 in 2002. Overall, cargo traffic increased mainly due to market share gains and to an improvement in southbound traffic from the United States to South America in the second half of the year. Cargo yields increased mainly due to an improvement in fares and the application of a cargo fuel surcharge.

Other revenues declined 7.5% as lower sales from logistics affiliates and reduced aircraft leasing revenues were partially offset by increased on-board sales and ground handling revenues.

Operating Expenses

Operating expenses in 2003 totaled US$1,527.1 million, a 9.8% increase over 2002’s operating expenses of US$1,390.4 million. Excluding the impact of higher fuel prices, which resulted in US$40.9 million of additional expenses compared to 2002, operating costs increased 6.9%. Unit costs (measured as operating costs and capital expenses minus other revenues, per ATK) increased 4.7% in 2003. Excluding the impact of higher fuel prices, unit costs grew 1.7%. As a percentage of total operating revenues, consolidated operating expenses fell from 95.7% to 93.2%.

Wages and benefits expenses grew 11.9% to US$240.9 million in 2003 from US$215.3 million in 2002, mainly due to an increase in headcount related to the expansion of our operations and the higher costs in dollar terms caused by the effect of a stronger Chilean peso on wages denominated in Chilean pesos.

Aircraft fuel expenses in 2003 totaled US$259.6 million, a 26.3% increase over 2002’s aircraft fuel expenses of US$205.5 million. Fuel expenses rose due to a 18.7% increase in average fuel prices and a 6.4% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities have been reclassified into the “Other Income (Expense)” line of the “Other Income (Expense)” section of our financial statements.

Commissions to agents (related to both passenger and cargo sales) increased 16.2% to US$224.0 million in 2003 from US$192.7 million in 2002, primarily due to a 14.8% increase in traffic revenues. The remainder of the increase is related to higher average cargo commissions, which fully offset lower passenger commissions (due to lower travel agent commissions and increased direct sales). As a percentage of traffic revenues (passenger and cargo), commissions to agents increased 0.2 percentage points from 14.5% to 14.7%.

Depreciation and amortization expenses increased 7.1% to US$72.6 million in 2003 from US$67.8 million in 2002. Depreciation and amortization increased mainly due to the full year impact of aircraft incorporated to our fleet in 2002.

Other rental and landing fees increased 13.0% to US$258.5 million in 2003 from US$228.7 million in 2002. This increase resulted from an increase in landing and overflight fees due increased operations and higher costs in some airports, higher handling expenses due to increased operations and an increase in ACMI leases to support growth in our cargo capacity. These increases were partially offset by a reduction in insurance expenses.

Passenger service expenses totaled US$36.2 million in 2003 and US$32.3 million in 2002. This 12.1% increase is lower than the 13.7% increase in passenger traffic, reflecting our focus on maintaining high service standards in a cost-effective manner.

Aircraft rental expenses decreased 12.9%, to US$139.1 million in 2003 from US$159.8 million in 2002 primarily due to the renegotiation of aircraft leases completed in April 2003, which led to a reduction in expenses of approximately US$15 million. Additionally, these expenses further declined as 12 aircraft we previously leased were either purchased or returned. These factors were partially offset by the full year impact of the incorporation of two Airbus A320 aircraft in December 2002 and the incorporation of two Airbus A319 aircraft and a Boeing 767-300 aircraft in December 2003.

Aircraft maintenance expenses increased 2.9%, from US$95.1 million in 2002 to US$97.9 million in 2003. Aircraft maintenance expenses increased due to increased operations and to the net effect of one-time reductions in expenses in 2002 and 2003. In 2002, we recorded one-time reductions in expenses for a total of US$3.6 million due to the return of leased aircraft and the phase-out of our DC-8 fleet, while in 2003 we recorded a US$5.0 million one-time reduction in expenses due to changes in the return conditions of leased aircraft. Excluding these items, maintenance costs grew 4.3%.

Other operating expenses increased 2.7% to US$198.3 million in 2003 from US$193.1 million in 2002. Other operating expenses include sales-related expenses, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased in 2003 as the impact of expanded operations and higher sales volumes was mostly offset by efficiency improvements.

Operating Income

Operating income increased 80.0%, to US$111.7 million in 2003 from US$62.1 million in 2002. Operating margins improved 2.5 percentage points from 4.3% in 2002 to 6.8% in 2003 as a 12.8% increase in operating revenues outpaced a 9.8% increase in operating expenses. For the full year, revenues per ATK (passengers and cargo) grew 8.3% (from US¢30.93 to US¢33.50), as costs per ATK increased 4.7% (from US¢30.35 to US¢31.76).

Non-Operating Income (Expense)

Net non-operating expenses declined 62.4% to US$9.0 million in 2003 from US$23.8 million in 2002. Non-operating results for 2003 included no special items. In 2002, net non-operating expenses included a US$23.6 million gain from finance-related items. Interest income increased 67.1% to US$6.3 million from US$3.8 million due higher cash balances. Interest expenses fell 3.5% to US$39.4 million in 2003 from US$40.8 million in 2002 due to lower interest rates and a reduction in average debt. Miscellaneous gains increased 82.9% to US$24.1 million in 2003 from US$13.2 million in 2002 as a US$12.3 million fuel hedging gain (compared to a US$5.5 million fuel hedging loss in 2002) and a US$12.1 million foreign exchange gain (compared to a US$4.7 million foreign exchange loss in 2002) fully offset the US$23.6 million special gain in 2002 mentioned above.

Income Taxes

Income tax expense increased to US$18.3 million in 2003 from US$7.0 million in 2002 due to higher taxable income. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 13 to our audited consolidated financial statements. Our effective income tax rate fell 0.5 percentage points from 18.5% in 2002 to 18.0% in 2003 due to a higher percentage of our net income being generated in Chile.

2002 Compared with 2001

Net Income

Our net income increased 184.2% to US$30.8 million in 2002 from US$10.8 million in 2001. This increase is mainly due to a 23.5% improvement in operating income and a lower non-operating loss as compared to 2001. Operating income increased even though demand on both our passenger and cargo businesses was impacted by the economic crisis in Argentina, weak economic conditions and increased uncertainty in South America and the repercussions of the September 11, 2001 terrorist attacks in the United States. In order to offset the revenue shortfall caused by the aforementioned events, we implemented a strategy aimed both at developing new revenue sources and controlling operating costs.

Operating Revenues

Operating revenues in 2002 totaled US$1,452.4 million, a 1.7% increase over operating revenues of US$1,428.3 million in 2001.

Our consolidated passenger revenues grew 0.1% to US$803.7 million in 2002 from US$803.0 million in 2001, as a 1.2% decrease in passenger traffic was fully offset by a 1.3% improvement in yield (from US¢7.12 to US¢7.22). Passenger revenues for 2002 and 2001 also include the impact of the consolidation of LanPeru. From its consolidation on August 1, 2001 until December 31, 2001, LanPeru generated US$20.3 million in operating revenues, and from January 1, 2002 until December 31, 2002, LanPeru generated US$63.8 million in operating revenues. Traffic declined mainly due to the economic crisis in Argentina, weak economic conditions and increased uncertainty across Latin America, and the depressed demand to the United States during the first part of the year because of the impact of terrorist attacks of September 11, 2001.

Our domestic passenger revenues, which accounted for 27.8% in 2002 and for 26.5% of passenger revenues in 2001, increased 5.1% to US$223.8 million in 2002 from US$213.0 million in 2001. Domestic passenger traffic (as measured in RPKs) decreased 0.5%, while passenger capacity (as measured in ASKs) increased 1.5%, resulting in a 1.8 percentage point decrease in our domestic passenger load factor to 65.6% in 2002 from 67.4% in 2001. Domestic passenger yield improved 5.6% to US¢8.35 in 2002 from US¢7.90 in 2001.

International passenger revenues, which accounted for 72.2% of passenger revenues in 2002 and 73.5% 2001, decreased 1.7%, to US$579.9 million in 2002 from US$590.0 million in 2001. International passenger traffic (as measured in RPKs) declined 1.5%, while passenger capacity (as measured in ASKs) increased 0.8%, resulting in a 2.3 percentage point decrease in the international passenger load factor from 66.5% in 2001 to 65.0% in 2002. Total international passenger yield (RPKs) remained relatively flat (it declined only 0.2% from US¢6.87 in 2001 to US¢6.86 in 2002) as weaker yields during the first half of the year were offset by higher ones in the second semester due to a reduction in average trip lengths and a reduction in the relative weight of lower-yielding Argentine connecting traffic.

Our cargo revenues fell 3.5% to US$520.8 million in 2002 from US$539.5 million in 2001 as traffic declined 1.0% and yield decreased 2.5% to US¢28.40 from US¢29.11. Cargo load factors decreased 2.1% as capacity increased 2.0%. Reduced cargo traffic was caused by weak southbound demand for imports to the region following the Argentine crisis, and weak GDP growth and currency depreciation in Brazil and Chile. These situations, together with increased competition, also led to lower yields. International cargo revenues accounted for over 95% of total cargo revenues during both years and decreased 3.1% to US$502.0 million in 2002 from US$518.2 million in 2001.

Other revenues increased 49.0%. This improvement relates mainly to increased aircraft leases (including dry-leases, wet-leases, capacity sales to alliance partners and charter flights) and the growth of in-flight sales and to the consolidation of LanLogistics. Excluding LanLogistics, other revenues increased 18.7%.

Operating Expenses

Operating expenses in 2002 totaled US$1,390.4 million, a 0.9% increase over 2001’s operating expenses of US$1,378.1 million. Total operating cost for the full year increased 0.9% as capacity increased 1.1%. Excluding LanLogistics, a subsidiary that was consolidated during 2002, operating expenses decreased 1.2% as capacity increased 1.1%, reflecting the measures that we took to streamline our airline operations. Operating expenses for 2001 and 2002 also include the impact of the consolidation of LanPeru. From its consolidation on August 1, 2001 until December 31, 2001, LanPeru generated US$18.9 million in operating expenses, and from January 1, 2002 until December 31, 2002, LanPeru generated US$63.3 million in operating expenses. Unit costs (measured as operating costs and capital expenses, per ATK) declined 2.8% in 2002. As a percentage of total operating revenues, consolidated operating expenses fell from 96.5% to 95.7%.

Our wages and benefits expenses in 2002 totaled US$215.3 million, a 6.0% increase over 2001’s wages and benefits expenses of US$203.0 million. Excluding LanLogistics, wages and benefits expenses increased 0.7%, due to increases in headcount in order to support a 1.1% increase in total capacity.

Aircraft fuel expenses in 2002 totaled US$205.5 million, a 7.6% decrease over 2001’s aircraft fuel expenses of US$222.4 million. This decrease was primarily due to a 7.8% decrease in average fuel prices which was primarily offset by a 0.2% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities have been reclassified into the “Other Income (Expense)” line of the “Other Income (Expense)” section of our financial statements. In 2002, we recorded a US$5.5 million loss from our swap fuel contracts, compared to a US$10.5 million loss in 2001.

Commissions to agents expenses fell 3.9% to US$192.7 million in 2002 from US$200.5 million in 2001 primarily due to our focus on reducing distribution costs, especially in the passenger business (for example, by increased direct sales via the Internet and our call centers). Results from these efforts were partially offset by higher cargo commissions. As a percentage of operating (passenger and cargo) revenues, commissions to agents decreased 0.4 percentage points from 14.9% to 14.5%.

Depreciation and amortization expenses in 2002 totaled US$67.8 million, a 30.6% increase over 2001’s depreciation and amortization expenses of US$51.9 million. This increase was due to the incorporation in 2002 of new aircraft in our fleet as well as the effect of a full year of depreciation relating to the aircraft we incorporated into our fleet during 2001 (which we incorporated into our fleet mainly during the fourth quarter of 2001).

Other rental and landing fees decreased 6.6% to US$228.7 million in 2002 from US$244.9 million in 2001. This decrease resulted from a significant decrease in the use of wet-leased aircraft and other cost reduction initiatives, which were partially offset by increased insurance expenses following the September 11 attacks and increased over-flight and landing fee expenses due to increased operations.

Passenger service expenses totaled US$32.3 million in 2002 and US$35.9 million in 2001. This 9.9% decrease reflects efficiency gains given that per passenger costs declined while maintaining product quality.

Aircraft rental expenses increased 9.1%, to US$159.8 million in 2002 from US$146.4 million in 2001. Aircraft rentals increased primarily due to the full year impact of the aircraft that we incorporated into our fleet through operating leases in 2001 and the lease of two Airbus A320 aircraft during 2002. Because the aircraft that we have incorporated into our fleet under these new leases have higher lease payments than the aircraft that we returned during 2002, aircraft rentals increased despite a reduction in the total number of aircraft leased.

Aircraft maintenance expenses were US$95.1 million in 2002, declining 9.6% from the US$105.2 million recorded in 2001. Aircraft maintenance expenses decreased despite a 1.1% increase in capacity, as measured by system ATKs, due to the incorporation of our new Airbus fleet, streamlined processes and a US$3.6 million net non-recurring reduction in expenses arising from an adjustment to provisions related to the return of leased aircraft, and the phase-out of our DC-8 freighter fleet in 2001. In 2001, we had a US$8.0 million one-time provision for the anticipated phase-out of the DC-8 freighter fleet.

Other operating expenses increased 15.1% to US$193.1 million in 2002 from US$167.8 million in 2001. Other operating expenses include sales-related expenses, communication, distribution and data processing costs, and banking and non-collectable account expenses. Excluding LanLogistics, other operating expenses increased approximately 4.1%.

Operating Income

Operating income increased 23.5%, to US$62.1 million in 2002 from US$50.3 million in 2001. Operating margins improved 0.8 percentage points to 4.3% in 2002 from 3.5% in 2001 as a 1.7% increase in operating revenues outpaced a 0.9% increase in operating expenses. For the full year, revenues per ATK (for passengers and cargo) declined 2.9% from US¢31.87 to US¢30.93, as costs per ATK fell 3.3% from US¢31.39 to US¢30.35.

Non-Operating Income (Expense)

Our net non-operating expenses declined to US$23.8 million in 2002 from US$38.4 million in 2001 (a decrease of 37.9%). This decrease was primarily the result of a number of special items and a decrease in losses relating to fuel price hedging arrangements. Additional non-operating income and expenses in 2002 include a US$23.6 million gain from finance-related items. In 2002, we recorded a US$5.5 million fuel hedging loss, compared to US$10.5 million fuel hedging loss in 2001. In 2001, we realized a non-recurring gain of US$6.0 million related to the sale of a portion of our stake in Equant N.V., a US$5.0 million gain from finance-related items, US$5.5 million loss in severance payments and provisions and a US$3.0 million provision for losses in Argentina. Interest expenses increased by 14.9% from US$35.5 million in 2001 to US$40.8 million in 2002 due to the additional financing related to the incorporation of new aircraft into our fleet. In addition, our foreign exchange losses increased from US$3.8 million in 2001 to US$4.7 million in 2002.

Income Taxes

Income tax expense for 2002 amounted to US$7.0 million. In 2001, we recorded tax loss carry forwards of US$0.6 million. Income tax expense increased due to an increase in our taxable income and increased tax payments by foreign subsidiaries. For more information, see “––Critical Accounting Policies––Deferred Income Taxes” below and Note 13 to our audited consolidated financial statements. Our effective income tax rate in 2002 was 18.5%, compared to a positive tax benefit of 5.4% in 2001.

U.S. Dollar Presentation and Price-Level Adjustments

LanChile and most of our subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. For purposes of preparing the audited consolidated financial statements, we translate monetary assets and liabilities denominated in currencies other than U.S. dollars to U.S. dollars at the exchange rate prevailing at the applicable balance sheet date, and we translate income statement accounts at the exchange rate prevailing on the dates on which the revenues and expenses were received, paid or accrued.

Chilean GAAP requires that financial statements prepared in Chilean pesos recognize the effects of inflation. Accordingly, unless we indicate otherwise, we have restated all financial information of our subsidiaries that maintain their accounts in Chilean pesos to eliminate the distorting effects of changes in inflation on non-monetary assets, liabilities and shareholders’ equity. We have then translated this financial information to U.S. dollars, as described above, for purposes of consolidating it into our audited consolidated financial statements. The general price-level gain or loss we record in the income statement under “Other Income (Expense)” indicates the effect of inflation on our subsidiaries’ net holdings of monetary assets and liabilities during a period of inflation. We consider assets and liabilities “monetary” for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of “monetary” assets and liabilities include accounts receivable, accounts payable and cash.

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (approximately 76% in 2003) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (approximately 73% in 2003) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (approximately 96.6% in 2003), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. In 2003, approximately 92.4% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for Airbus aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net exchange loss of US$3.8 million in 2001, a net exchange loss of US$4.7 million in 2002, and a net exchange gain of US$12.1 million in 2003 which are set forth in our income statement under “Other Income (Expense)”. For more information, see Notes 2(e) and 20 to our audited consolidated financial statements. Our exchange losses in 2001 and 2002 were primarily due to the depreciation of Latin American currencies, principally the Chilean peso and the Argentine peso, and the gain in 2003 was associated with the appreciation of Latin American currencies, primarily the Chilean peso against the U.S. dollar.

GAAP/Non-GAAP Reconciliation

We use “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which is used by our management in the analysis of our results, we divide our total ATKs by our ATK costs, which are calculated by starting with operating costs as defined under Chilean GAAP and making certain adjustments for interest costs and other revenues. This costs component is further adjusted to obtain “costs per ATKs excluding fuel price variations”, in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. They are not Chilean GAAP-based measures of performance or liquidity. These metrics should not be considered in isolation, or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity. The table below reconciles operating costs as defined by Chilean GAAP to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations”.

	2001	2002	2003
Cost per ATK
Operating cost (US$ thousands)	1,378,089	1,390,371	1,527,083
+ Interest expenses (US$ thousands)	35,463	40,758	39,350
- Interest income (US$ thousands)	5,476	3,757	6,277
- Other revenues (US$ thousands)	85,842	127,925	118,392

ATK operating costs	1,322,234	1,299,447	1,441,764

Divided by systems ATKs (thousands)	4,212,462	4,281,835	4,539,164
= Cost per ATK (US$ cents)	31.39	30.35	31.76
Cost per ATK excluding fuel price variations
ATK operating cost	1,322,234	1,299,447	1,441,764
- Actual fuel expenses (US$ thousands)	222,402	205,524	259,566
+ (Gallons consumed) times (previous year’s fuel price)	253,221	222,929	218,662

ATK operating costs excluding fuel price variations	1,353,052	1,316,853	1,400,862

Divided by systems ATKs (thousands)	4,212,462	4,281,835	4,539,164
= Cost per ATK excluding fuel price variations (US$ cents)	32.12	30.75	30.86

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer, than in the second and third quarters. Our cargo revenues generally are higher in the fourth quarter, which correspond to the harvest season in the southern hemisphere. Since Peru and Ecuador have different seasonal patterns, the expansion into those markets has led to stronger passenger revenues in the second and third quarters, therefore moderating the overall seasonality of our results.

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

Revenue Recognition

We recognize passenger revenue and related commissions, if any, when transportation is provided or when the ticket expires unused rather than when a ticket is sold. Unused nonrefundable tickets are considered expired one year from the date the ticket was sold, or for partially used tickets, one year after the date of the first flight.

The amount of passenger ticket sales not yet recognized as revenue is reflected as air traffic liability. Commissions related to such unearned revenue are shown net of the air traffic liability. Air traffic liability includes estimates of the amount of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has passed. We perform periodic evaluations of this estimated liability based on historical experiences. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between our estimation of certain revenue transactions and the related sales price, as well as refunds, exchange and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Events and circumstances outside of historical fare sale activity or historical customer travel patterns can result in actual refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate our estimates periodically. If actual refunds, exchanges or forfeitures fall outside of this range, we review our estimates and assumptions and adjust “Air traffic liability” and “Passenger revenue” as necessary. Our estimation techniques have been consistently applied from year to year; however, as with any estimates, actual refund and exchange activity may vary from estimated amounts. Furthermore, we believe it is unlikely that materially different estimates for future refunds, exchanges and forfeited tickets would be reported.

Property and Equipment

The key judgments we must make under the property and equipment policy include the estimation of the useful lives of our various asset types, expected residual values, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and our determination that no impairment exists.

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets. In estimating the lives and expected residual values of our aircraft, we have primarily relied upon actual experience with the same or similar aircraft types and recommendations from the manufacturers of the aircraft we operate. Aircraft estimated useful lives are based on the number of “hours” flown and “cycles” flown (a “cycle” is one take-off and landing). We have made a conversion into years based on both our historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations on aging aircraft, and changing market prices of new and used aircraft of the same or similar types.

We also enter into capital lease agreements relating to one aircraft and certain buildings and equipment, which have bargain purchase options at the end of each contract. These assets are not our legal property, because we cannot dispose of them until the purchase option is exercised. These assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract. The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations, net of the corresponding deferred interest.

Property and equipment assets are evaluated for possible impairment, as applicable. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in the long-lived asset’s physical condition and operating or cash flow losses associated with the use of the long-lived asset. This process requires our estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities, engines and equipment are capitalized. Minor and other unscheduled maintenance costs of aircraft and engines are charged to income as incurred. Costs of major programmed maintenance are accrued based on the use of the aircraft and engines (flying hours). Our estimation of this accrual and the evaluation of whether an expenditure related to property and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as our financial position.

Goodwill

Management also must exercise judgment in assessing goodwill and negative goodwill for impairment. Goodwill arises from the excess of the purchase price of companies acquired over their net book value. We amortize costs in excess of book value of net assets (and the excess of book value over cost) of our businesses using the straight-line method over a period not to exceed 20 years. This period is based on management’s assumption regarding the estimated period of recovery regarding these investments. This assumption takes into consideration various factors including, but not limited to, significant decreases in the market value of the investment, significant changes in legal or regulatory provisions and how these may impact the value of an investment and rates of returns used in calculating operating or cash flow losses associated with the use of our assets. We review the recorded value of our goodwill annually, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets.

Derivative Instruments Used For Aircraft Fuel

We utilize financial derivative instruments to manage the price risk of changing aircraft fuel prices and interest rates. At December 31, 2003 the fair value of our position under our derivative instruments was a loss of $9.1 million. The fair value of jet fuel derivative instruments was $15.5 million. As a portion of our financial derivative instruments are not traded on a market exchange, we estimate their fair values with the assistance of third parties determined by the use of present value methods or standard option value models, with assumptions about commodity prices based on those observed in underlying markets. In addition, as there is not a reliable forward market for jet fuel, we must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices. Forward jet fuel prices are estimated by observing similar commodity futures prices (such as crude oil) and adjusted based on variations to those like commodities. As the majority of our fuel hedges settle within 18 months, the variation between estimates and actual prices are recognized in a short period of time.

Deferred Income Taxes

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

Liquidity and Capital Resources

In recent years, we have been able to meet our working capital and capital expenditure requirements through cash from our operations, proceeds of long-term bank loans, loans from related parties and gains from financial transactions.

Our cash and cash equivalents totaled US$157.8 million as of December 31, 2003, US$159.8 million as of December 31, 2002 and US$74.7 million as of December 31, 2001. Additionally, as of each of March 31, 2004 and December 31, 2003, we held US$61.2 million in marketable securities not considered to be cash equivalents under Chilean GAAP, which consisted mainly of bonds. While we had no such marketable securities in 2001 or 2002, in 2003 and 2004 we were able to invest a portion of our higher cash balance in such items. We hold significantly all of our cash and cash equivalents in U.S. dollars or U.S. dollar-based instruments. We generally only hold cash and cash equivalents in currencies other than dollars to fulfill short-term obligations that are denominated in local currencies. Our cash and cash equivalents totaled US$195.4 million as of March 31, 2004. The increase in our cash and cash equivalents in the first quarter of 2004 as compared to the first quarter of 2003, as well as in 2003 as compared to 2002, was primarily due to our improved results of operations.

At December 31, 2003, we had a working capital deficit (that is, our current liabilities exceeded our current assets) of US$19.7 million. Our working capital deficit arises mainly from our air traffic liability and accounts payable. Our air traffic liability refers to tickets that we have sold but which have not yet been used for travel. When the tickets are used, we recognize the price paid for the ticket as revenue. Except in the case of refunds, most of our air traffic liability will not result in cash outflows. Both liabilities arise in our ordinary course of business and, although they fluctuate mainly due to seasonality factors, they are generally proportional to our revenues. Our working capital deficit presents no major constraint to our operations or growth strategy. At March 31, 2004, we had positive working capital of US$37.1 million compared to a working capital deficit of US$14.0 million at March 31, 2003.

Net cash inflows from operating activities were US$235.7 million in 2003, US$138.8 million in 2002 and US$155.6 million in 2001, and are derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of operating our airline. Net cash inflows from operating activities were US$60.7 million in the first quarter of 2004 compared to US$4.8 million in the first quarter of 2003. Net cash inflows increased for the first quarter of 2004 and for the full year 2003 mainly due to improvements in operating results.

Net cash used in investing activities was US$120.4 million in 2003, US$118.7 million in 2002 and US$342.9 million in 2001. Cash capital expenditures were US$64.8 million in 2003, US$192.6 million in 2002 and US$341.3 million in 2001, mainly reflecting the acquisitions of property and equipment. The capital expenditures for 2003 included the purchase of three spare aircraft engines and the acquisition of new office space in Santiago. Net cash used in investing activities in 2003 also includes US$68.9 million in investments of financial instruments, primarily marketable securities. The 2002 expenditures reflect the purchase of four Airbus A320 aircraft and three Boeing 737-200 aircraft offset by the sale of assets (including the sale and lease-back of two aircraft engines). The 2001 expenditures include the purchase of two Boeing 767-300F aircraft, two Airbus A320 and nine Boeing 737-200 aircraft. For more information about current and future capital expenditures, see “Capital Expenditures” below. The difference between net cash used in investing activities and cash capital expenditures during 2003 relates mainly to the investment in financial instruments, and during 2002 it relates mainly to the sale of assets. Net cash used in investing activities was US$10.7 million in the first quarter of 2004 compared to US$5.2 million in the same period in 2003.

Net cash used in financing activities was US$117.1 million in 2003, compared to net cash provided by financial activities of US$64.7 million in 2002 and US$189.5 million in 2001. The decrease from 2002 to 2003 is primarily explained by US$75.2 million in loan payments and the distribution of US$49.1 million in dividends. In 2002, our net cash was provided primarily by the proceeds from a US$40.0 million securitization of credit card receivables and US$163.6 million in loans to finance the purchase of aircraft, partially offset by US$120.7 million in loan payments. In 2001, net cash was provided mainly by US$245.5 million in loans to finance the purchase of aircraft, which was partially offset by US$32.2 million in loan payments, and the distribution of US$14.5 million in dividends. Net cash used in financing activities was US$12.3 million in the first quarter of 2004 (compared to US$23.7 million in the same period in 2003) and mainly reflected US$12.1 million in loan payments.

We have generally been able to arrange for short-term loans with local Chilean banks when we have needed to finance working capital expenditures or increase our liquidity. Should we need access to short-term loans in the future, we believe that we could obtain them based on our well-established relationships with various lenders. As of March 31, 2003, we maintained approximately US$119 million in short-term credit lines with both local and foreign banks. In addition, we also maintain a US$30 million medium-term stand-by credit facility that we entered into with the International Finance Corporation, which we refer to as the IFC, in 2003.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet.

We have financed the acquisition of three Boeing 767-300ER passenger aircraft and five Boeing 767-300F freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of either 12 or 15 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and bear interest at a floating rate linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under the loans into fixed rate debt. At December 31, 2003, the total amount outstanding under our Ex-Im-supported financings totaled US$475.9 million. At March 31, 2004, the total amount outstanding under our Ex-Im-supported financings totaled US$468.2 million. See “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates” under Item 11 for more information.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrow in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term payments). This umbrella facility provides for guarantees from the English, French and German Export Credit Agencies and contains customary terms for the industry, including standard events of default. Loans under the facility are denominated in U.S. dollars and bear interest at floating rates linked to LIBOR. As of March 31, 2004, we had drawn approximately US$798 million under the facility. Some of the loans drawn under the facility mature 12 years from the delivery date of the corresponding aircraft and others have longer repayment periods, maturing 18 years after the initial drawdown. In connection with the facility, we have incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. The financing facility covers the aircraft we are scheduled to acquire under our Airbus purchase agreements through December 31, 2006.

Our total long-term debt at December 31, 2003 was US$622.8 million compared to US$674.1 million in 2002. As of March 31, 2004, our long-term debt amounted to US$613.5 million. The decrease in long-term debt during the first quarter of 2004 and the last quarter of 2003 relates mainly to principal payments on outstanding balances. We have minimum lease payment obligations primarily associated with our aircraft leases. As of March 31, 2004, we had 32 aircraft under operating leases and we had minimum lease payment obligations of US$832.4 million. These lease obligations totaled US$869.5 at December 31, 2003 compared to US$865.9 million in 2002. This increase resulted from an increase in the number of aircraft under operating leases and the extension of several lease contracts. This was offset by a reduction in the lease rates related to a number of aircraft lease contracts in 2003. At December 31, 2003, we had 31 planes under operating leases. As of December 31, 2003, we also had minimum lease payment obligations under capital leases of US$4.4 million in 2004 and US$7.3 million in 2005. As of March 31, 2004, minimum lease payment obligations under capital leases for the remainder of 2004 amounted to US$3.3 million. At December 31, 2003, we also had purchase obligations for Airbus A319 and A340 aircraft amounting to approximately US$592.0 million. Under these contracts, we have a firm commitment to incorporate an additional fourteen aircraft.

The average interest rate of our long-term debt was 4.54% as of December 31, 2003 and 4.53% as of March 31, 2004. Approximately 88% of our long-term debt effectively accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. However, both as of December 31, 2003 and March 31, 2004, floating interest rates under the portion of our long-term debt that is subject to the interest rate caps had not reached their capped levels. Giving effect to the caps, as of both December 31, 2003 and March 31, 2004, the highest possible average interest rate that the 88% of our long-term debt could be subject to was 5.7%.

The following table sets forth our material expected obligations and commitments as of December 31, 2003.

	Payments due by period, as of December 31, 2003
	(in US$ millions)
	Total	2004	2005	2006	2007	2008	Thereafter
Principal debt payments	$623.0	$63.2	$71.3	$64.3	$67.7	$71.1	$285.4
Capital leases	11.5	4.4	7.3	—	—	—	—
Operating leases(1)	869.7	124.4	116.5	111.1	93.0	88.8	335.7
Purchase obligations	592.0	93.0	62.0	172.0	—	265.0	—

Total	$2,096.2	$285.0	$257.1	$347.4	$160.7	$424.9	$621.1

(1)	Includes aircraft leases and other non-cancelable leases.

Capital Expenditures

Over the last three years our cash capital expenditures were US$341.3 million in 2001, US$192.6 million in 2002, and US$64.8 million in 2003, mainly reflecting our acquisition of aircraft and aircraft-related equipment in each year.

The following chart sets forth our estimate, as of December 31, 2003, of our future capital expenditures for 2004, 2005 and 2006:

	Expenditures by year, as of December 31, 2003
	(in US$ millions)
	2004	2005	2006
Expenditures on aircraft	$93	$147	$257
Other expenditures(1)	60	50	50

Total(2)	$153	$197	$307

(1)	Includes expenditures on spare engines and parts, information technology and other expenditures.
(2)	As of March 31, 2004, we had made a total of US$11.3 million in capital expenditures.

We expect that cash generated from operations, short-term credit-lines and the long-term syndicated loans already negotiated with various banks will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

Credit Card Receivables Securitization

We have raised a total of US$100 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services in the United States through American Express, Diner’s Club, Discover, Visa and MasterCard to Pelican Finance Ltd. In the first transaction, completed in March 1999, we sold US$60 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40 million. Our sale of these payment obligations authorizes Pelican to collect payments on them until the earlier of the date the notes issued by Pelican are fully redeemed and March 2006 for the first transaction, and August 2009 for the second.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangement including any transactions, agreements or other contractual arrangements involving an unconsolidated entity under which we have:

•	made guarantees;

•	a retained or a contingent interest in transferred assets;

•	an obligation under derivative instruments classified as equity; or

•	any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us.

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. The decision to finance aircraft through operating leases rather than through debt was based on an analysis of the cash flows and tax consequences of each option and a consideration of our liquidity requirements. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or similar guarantees to our lessors. We have also made certain guarantees and indemnities to other unrelated parties that are not reflected on our balance sheet, although we believe these will not have a significant impact on our results of operations or financial condition. We have no other off-balance sheet arrangements. See Notes 1 and 21 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Differences between Chilean GAAP and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 24 to our audited consolidated financial statements for a discussion of these differences and their effect on our results of operations.

Our net income determined under U.S. GAAP would have been US$88.8 million in 2003, US$34.2 million in 2002 and US$1.0 million in 2001, as compared with net income under Chilean GAAP of US$83.6 million in 2003, US$30.8 million in 2002 and US$10.8 million in 2001. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment of expenses for amortization of goodwill, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP and the ineffectiveness of certain derivative instruments resulted in additional adjustments under Chilean GAAP.

Shareholders’ equity determined under U.S. GAAP would have been US$323.5 million at December 31, 2003, US$258.9 million at December 31, 2002 and US$237.3 million at December 31, 2001, as compared with shareholders’ equity under Chilean GAAP of US$352.6 million at December 31, 2003, US$308.9 million at December 31, 2002 and US$288.5 million at December 31, 2001, principally due to adjustments for the provision for deferred income taxes, goodwill amortization, derivatives and depreciation of property and equipment from our acquisition in 1997 of Ladeco S.A., now known as LanChile Cargo.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The administration of LanChile is conducted by its board of directors which, in accordance with LanChile’s bylaws, consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

The current board of directors was elected in April 2004 and their two-year tenure will end in April 2006. The following are LanChile’s current directors and senior management:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Boris Hirmas Said(2)	Director
Sebastián Piñera Echenique(3)	Director
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(4)	Director
Juan Cueto Sierra(4)	Director
Ramón Eblen Kadis(5)	Director
Andrés Navarro Haeussler	Director

Senior Management	Position
Enrique Cueto Plaza(4)	Chief Executive Officer
Luis Ernesto Videla Berguecio	President and Chief Operating Officer
Ignacio Cueto Plaza(4)	Senior Vice President, Passenger
Armando Valdivieso Montes	Senior Vice President, Cargo
Alejandro de la Fuente Goic	Chief Financial Officer
Susana Tonda Mitri	Senior Vice President, Organization and Processes
Carlos Prado Cánepa	Senior Vice President, Corporate Investment
Marco Jofré Marín	Senior Vice President, Operations, Engineering and Maintenance

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in April 2004. Mr. Awad had previously served as chairman of the board of directors for six years until October 2000.
(2)	Mr. Boris Hirmas Said is a member of the Hirmas Group (as defined in “Principal and Selling Shareholders”), one of the majority shareholders.
(3)	Mr. Sebastián Piñera Echenique had previously served as member of the board of directors and chairman until his resignation on July 12, 2001. Mr. Sebastián Piñera Echenique is a member of the Piñera Group (as defined in “Principal and Selling Shareholders”), one of the majority shareholders.
(4)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in “Principal and Selling Shareholders”), one of the majority shareholders.
(5)	Mr. Ramón Eblen Kadis is a member of the Eblen Group (as defined in “Principal and Selling Shareholders”), one of the majority shareholders.

Effective April 8, 2004, Mr. Pablo Piñera Echenique resigned from LanChile’s board of directors to become the financial director of the Ministry of Public Works of Chile.

Biographical Information

Set forth below are brief biographical descriptions of LanChile’s directors and senior management.

Directors

Mr. Jorge Awad Mehech, 58 years old, has served as chairman and member of LanChile’s board of directors since April 2002. Mr. Awad’s current term as chairman ends in April 2006. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile, Envases del Pacifico S.A., Diario La Nación and Calzados Gacel S.A. He is also a professor of economics and corporate governance at the University of Chile and Universidad Gabriela Mistral. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Awad owned, through Inversiones y Asesorías Fabiola S.A., 64,943 common shares (.02% of LanChile’s outstanding shares).

Mr. Boris Hirmas Said, 41 years old, joined LanChile’s board of directors in October 2000 to replace his father, Mr. Boris Hirmas Rubio, who passed away on September 23, 2000. Mr. Hirmas’s term as a director ends in April 2006. Mr. Hirmas also served on the boards of directors of Fast Air and Ladeco from 1995 to 1998. In 1996, Mr. Hirmas served as Vice President of LanTours, a department of LanChile responsible for the development of tourism programs. Currently, Mr. Hirmas also serves as Chief Executive Officer of Corporate Leasing S.A. (a Mexican Corporation) and on the board of directors of Alimentos Rápidos de Mexico S.A. Mr. Hirmas is a member of the Hirmas Group (a group of major shareholders of LanChile). As of April 30, 2004, Mr. Hirmas shared in the beneficial ownership of 48,090,593 common shares of LanChile (15.1% of LanChile’s outstanding shares) held by the Hirmas Group. See “Principal and Selling Shareholders”.

Mr. Sebastián Piñera Echenique, 54 years old, joined LanChile’s board of directors in February 1999. Mr. Piñera served as chairman of LanChile’s board of directors from October 2000 to April 2001. On July 12, 2001, Mr. Piñera resigned as member of LanChile’s board of directors. Mr. Piñera has served on LanChile’s board of directors from April 2000 to present. Mr. Piñera’s term as a director ends in April 2006. In addition to being a former member of the Chilean Senate, he served as President and General Manager of Citicorp Chile from 1980 to 1987. Mr. Piñera currently serves as director of the boards of directors of Bancard S.A., Editorial Los Andes S.A., Antar Chile S.A., Parque Arauco S.A., Clínica Las Condes S.A., C.M.B. S.A. and Constructora Aconcagua S.A. In addition, from May 2001 to March 2004, Mr. Piñera served as President of Renovación Nacional, a Chilean political party. Mr. Piñera holds a Ph.D. in Economics from Harvard University. Mr. Piñera is also a member of the Piñera Group (a group of major shareholders of LanChile). As of April 30, 2004, Mr. Piñera shared in the beneficial ownership of 84,424,601 common shares of LanChile (26.5% of LanChile’s outstanding shares) held by the Piñera Group. See “Principal and Selling Shareholders”.

Mr. Darío Calderón González, 57 years old, has served on LanChile’s board of directors since 1994. Mr. Calderón’s term as a director ends in April 2006. Mr. Calderón has been a partner in Calderón y Cía., a Chilean law firm, since 1979. Mr. Calderón currently serves the board of directors of other Chilean companies, including Director of Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., Calzados Gino S.A. and Jucosol S.A. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Calderón owned 8,635 common shares of LanChile (.003% of LanChile’s outstanding shares).

Mr. José Cox Donoso, 49 years old, has served on LanChile’s board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends in April 2006. Mr. Cox has also served on the board of directors of Fast Air since August 1994 and as chairman of the board of directors of LanChile Cargo since September 1995. In addition, Mr. Cox has served on the board of directors of CMB-Prime Asset Managing Corp. since September 1993. Mr. Cox is also chairman of the Chilean Electronic Stock Exchange. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Cox owned, through Inversiones Aéreas CGP Dos S.A., 2,654,324 common shares of LanChile (0.8% of LanChile’s outstanding shares).

Mr. Juan José Cueto Plaza, 43 years old, has served on LanChile’s board of directors since 1994. Mr. Cueto’s term as a director ends in April 2006. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and on the boards of directors of Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LanChile, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Senior Vice President, Passenger of LanChile, respectively. Mr. Cueto is a member of the Cueto Group (a group of major shareholders of LanChile). As of April 30, 2004, Mr. Cueto shared in the beneficial ownership of 101,419,931 common shares of LanChile (31.8% of LanChile’s outstanding shares) held by the Cueto Group. See “Principal and Selling Shareholders”.

Mr. Juan Cueto Sierra, 74 years old, was one of the founders of Fast Air in 1978 and has served on LanChile’s board of directors since 1998. Mr. Cueto’s term as a director ends in April 2006. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Senior Vice President of LanChile, respectively.

Mr. Ramón Eblen Kadis, 59 years old, has served on LanChile’s board of directors since June 1994. Mr. Eblen’s term as a director ends in April 2006. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and The Jeans Company S.A. since December 1988, April 1993 and August 1985, respectively until the present. In addition, Mr. Eblen has served on the boards of directors of Manufacturas Eblen y Compañía Ltda. and Clemente Eblen y Compañía Ltda., both since May 1984. Mr. Eblen is a member of the Eblen Group (a group of major shareholders of LanChile). As of April 30, 2004, Mr. Eblen shared in the beneficial ownership of 24,889,654 common shares of LanChile (7.8% of LanChile’s outstanding shares) held by the Eblen Group. See “Principal and Selling Shareholders”.

Mr. Andrés Navarro Haeussler, 55 years old, joined LanChile’s board of directors in April 2004, Mr. Navarro’s term as a director ends in April 2006. Mr. Navarro holds a Civil Engineering degree from Universidad Católica de Chile. He is the president and founder of Sonda S.A., a leading IT services provider in Latin America, which has operations in eleven Latin American countries, including Mexico, Brazil, Argentina, Chile and Colombia. He is also the Chairman of the Board of Clínica Las Condes and of Inmobiliaria y Constructora Aconcagua S.A. and the President of Fundación Teleton, a non-profit organization, and sits on the board of other Chilean companies and institutions. Mr. Navarro also heads the Chilean division of the Consejo Empresario de América Latina, or CEAL, an organization formed by leading Latin American businessmen.

Senior Management

Mr. Enrique Cueto Plaza, 45 years old, is LanChile’s Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on LanChile’s board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his eighteen years in the airline industry. Mr. Cueto currently serves on the boards of directors of Virtualia S.A. and First Financial S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LanChile, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, director and Senior Vice President, Passenger of LanChile, respectively. Mr. Cueto is also a member of the Cueto Group (a group of major shareholders of LanChile). As of April 30, 2004, Mr. Cueto shared in the beneficial ownership of 101,419,931 common shares of LanChile (31.8% of LanChile’s outstanding shares) held by the Cueto Group. See “Principal and Selling Shareholders”.

Mr. Luis Ernesto Videla Berguecio, 43 years old, is LanChile’s President and Chief Operating Officer, a position he assumed in 1996. Prior to assuming his current position, Mr. Videla served as LanChile’s Vice President of Marketing and Sales from 1995 to 1996, and as LanChile’s Vice President of Planning and Development from 1994 to 1995. From 1989 until 1994, Mr. Videla held the position of Vice President, Planning at Fast Air. Before 1989, Mr. Videla worked at Banco de Crédito e Inversiones. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Videla owned 59,704 common shares of LanChile (.02% of LanChile’s outstanding shares).

Mr. Ignacio Cueto Plaza, 41 years old, is LanChile’s Senior Vice President, Passenger. Mr. Cueto served on the board of directors of LanChile and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, Director of LanChile, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of LanChile, respectively. Mr. Cueto is also a member of the Cueto Group (a group of major shareholders of LanChile). As of April 30, 2004, Mr. Cueto shared in the beneficial ownership of 101,419,931 common shares of LanChile (31.8% of LanChile’s outstanding shares) held by the Cueto Group. See “Principal and Selling Shareholders”.

Mr. Alejandro de la Fuente Goic, 45 years old, is LanChile’s Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined LanChile in April 1995. Prior to joining LanChile, Mr. de la Fuente served as Director of Management and Finance of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of April 30, 2004, according to shareholder registration data in Chile, Mr. de la Fuente owned 51,175 common shares of LanChile (.02% of LanChile’s outstanding shares).

Mr. Armando Valdivieso Montes, 41 years old, is LanChile’s Senior Vice President, Cargo, a position he assumed in 1997. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of LanChile (.02% of LanChile’s outstanding shares).

Ms. Susana Tonda Mitri, 49 years old, is LanChile’s Senior Vice President, Organization and Processes, a position she has held since June 2000. Prior to joining LanChile, Ms. Tonda was General Manager of Banefe, a division of Banco Santander in Chile, from 1993 to 1999. From 1985 to 1993, Ms. Tonda held several positions at Bancard S.A., a company involved in the administration and management of credit cards, including General Manager from 1992 to 1993.

Mr. Carlos Prado Cánepa, 54 years old, is LanChile’s Senior Vice President, Corporate Investment, and has held this position since July 1998. From 1993 to 1998, Mr. Prado served as LanChile’s Senior Vice President, Technical. From 1987 to 1992, he served as Chief Operating Officer of Exim Air S.A. From 1983 to 1986, Mr. Prado served as our Vice President, Cargo, and from 1981 to 1982 as our Fuel Manager. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Prado owned 21,323 common shares of LanChile (.01% of LanChile’s outstanding shares).

Mr. Marco Jofré Marín, 41 years old, is LanChile’s Senior Vice President, Operations, Engineering and Maintenance. Mr. Jofré has been responsible for Operations since August 1998 and for Engineering and Maintenance since May 2002. From 1997 to 1998, Mr. Jofré served as Executive Vice President of Fast Air, from 1992 to 1997 as Planning Director of Fast Air and from 1990 to 1992 as Vice President Services, North America of Fast Air Miami. Currently, Mr. Jofré also serves as a consultant to the Academy of Aeronautical Sciences and on the boards of directors of Flight Training Center-Chile and TEISA, the export terminal of LanChile. As of April 30, 2004, according to shareholder registration data in Chile, Mr. Jofré owned 25,588 common shares of LanChile (.01% of LanChile’s outstanding shares).

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation we paid to all executives and senior managers was US$30.8 million, which included US$1.6 million in bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

Under Chilean law, LanChile must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from LanChile for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the Superintendencia de Valores y Seguros, or the SVS, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participate in any stock option plans.

LanChile’s directors are paid 24 UF per meeting (56 UF for the chairman of the board). LanChile also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance.

As set forth in further detail in the following table, in 2003, the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$69,775.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	US$	20,917
José Cox Donoso		11,860
Ramón Eblen Kadis		11,304
Darío Calderón González		5,908
Juan José Cueto Plaza		5,905
Sebastián Piñera Echenique		5,899
Boris Hirmas Said		4,230
Juan Cueto Sierra		3,752

Total	US$	69,775

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

As required by Chilean law, LanChile makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

Board of Directors’ Committee

Pursuant to Chilean Corporation Law, as amended by Law No. 19,705, LanChile must have a board of directors’ committee composed of no less than three board members. LanChile has established a three-person committee of its board of directors, which, among other duties, is responsible for:

•	examining the reports of LanChile’s external auditors, the balance sheets and other financial statements submitted by LanChile’s administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies to the board of directors;

•	examining and reporting on all related party transactions; and

•	reviewing the pay scale of LanChile’s senior management.

Under Chilean law we are required, to the extent possible, to appoint independent directors to this committee.

As of December 31, 2003, the committee members were Mr. Jorge Awad Mehech, Mr. José Cox Donoso and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per month.

Employees

As of April 30, 2004, we had a total of 11,851 employees, including:

•	768 pilots;

•	1,544 flight attendants;

•	1,465 maintenance personnel;

•	4,663 employees engaged in administrative or sales activities; and

•	3,411 employees engaged in a variety of operational activities.

Our flight operations, maintenance and customer ground operations personnel undergo training when they join us and throughout their employment with us. We invested approximately US$9.0 million in training in 2001, US$7.0 million in 2002 and US$6.8 million in 2003. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the Chilean armed forces. Before being promoted to the position of captain, first officers must have logged at least 2,500 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We use our own Boeing 737-200 flight simulator in Santiago and send our pilot staff to receive simulator training at several different sites in the United States and Brazil.

Our pilots are rated for only one aircraft type by local aeronautical authorities, and they are not cross-qualified between two or more aircraft types. Chilean regulations require pilots to be licensed as commercial pilots for a first officer position and as an airline transport pilot for a captain position, with specific type, function and special ratings for each aircraft to be flown, and to be medically certified as physically fit. Licenses and medical certifications are subject to periodic reevaluation, including flight simulator recurrent training, ground recurrent training, annual emergency procedures training, safety and security training and recent flying experience. Our pilots receive a variety of training, such as lectures, simulations and gaming and computer based training.

In December 1997, LanChile and Lufthansa Technical Training GmbH created Lufthansa LanChile Technical Training S.A. in Santiago to provide ourselves and third parties with technical training services and amenities, primarily for mechanics.

Aircraft mechanics and maintenance supervisory personnel must be licensed and qualified for specific aircraft by the DGAC and other corresponding authorities in other countries in which we operate. Cabin crew must have initial and periodic competency fitness training. Since the acquisition of LanChile by our majority shareholders in 1994, we have implemented a performance-related pay structure for our administrative, management and flight personnel, including performance-based bonuses and pay scales that reward foreign language proficiency in counter, technical and administrative personnel.

We train our mechanics and maintenance supervisors in all programs required by both local DGAC and international (FAA, Joint Aviation Authorities, or the JAA, and Independent Travel Technology Association, or the ITTA) norms and regulations, those required by aircraft manufacturers and the training needs that we identify during our annual reviews. We present these programs during trainings that can last for up to four days for refresher courses and for up to 54 days for Boeing 767 line and base maintenance certification.

During 2003, we continued training sales and administrative personnel in areas such as service and sales quality. Also, we commenced new programs aimed at improving leadership skills and applying e-learning techniques. Overall, we offered courses to 19,387 persons, who underwent 422,051 aggregate training hours during 2003.

We have negotiated longer-term labor contracts with the labor unions in anticipation of their scheduled expirations, which under Chilean law are limited to a period of four years. In general, the expiration of our labor agreements with the several unions that represent our pilots and other personnel are staggered in a way that we avoid being in the position of having to renegotiate contract terms with substantially all of our pilots or other personnel at the same time.

The collective bargaining agreement between our subsidiary Transporte Aéreo S.A. and its pilots’ union expires in March 2005. Four collective bargaining agreements are in place between LanChile and the unions that represent four different groups of its pilots, one which expires in November 2005, two which expire November 2006 and a fourth that expires in November 2007. LanChile Cargo is party to an employment agreement with LanChile Cargo pilots that expires in March 2006.

LanChile has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from July 2004 to June 2007 and has entered into collective bargaining agreements with its maintenance personnel that expire at various time, ranging from September 2004 to October 2007.

We believe we generally have good relations with our employees and the unions, and expect to continue to enjoy good relations with our employees and the unions in the future. We also believe that we have built a solid base among our employees that will support and facilitate our growth plans. We can provide no assurance, however, that our employee compensation arrangements may not be subject to change or modification after the expiration of the contracts currently in effect.

We provide our employees with medical insurance and also grant other benefits, such as free and discounted airline tickets, to our permanent employees. We have never offered stock options to our employees. As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

The following table sets forth the number of employees in various positions at LanChile, LanChile Cargo and our other subsidiaries.

	As of December 31,
Employees(1)	2001	2002	2003
Administrative	2,277	2,442	2,486
Sales	1,361	1,738	1,845
Maintenance	1,378	1,371	1,383
Operations	3,051	3,032	3,294
Cabin crew	1,443	1,520	1,448
Cockpit crew	663	667	717

Total	10,173	10,770	11,173

(1)	In 2003, approximately 80% of our employees worked in Chile, 17% in other Latin American countries and 3% in the rest of the world.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We have four principal groups of shareholders:

•	the Cueto Group, which includes Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain members of their family;

•	the Piñera Group, which includes Mr. Sebastián Piñera Echenique and certain members of his family;

•	the Hirmas Group, which includes Mr. Boris Hirmas Said and certain members of his family; and

•	the Eblen Group, which includes Mr. Ramón Eblen Kadis and certain members of his family.

As of April 30, 2004, these principal groups of shareholders, whom we call the majority shareholders, owned 81.16% of our voting common shares directly. While the common shares owned by the majority shareholders do not have different voting rights than the common shares owned by our other shareholders, these majority shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

Under a right of first refusal agreement between the Cueto Group, Piñera Group, an entity controlled by Mr. José Cox Donoso and an entity controlled by a third party, the common shares owned by each, which in the aggregate account for approximately 59% of LanChile’s outstanding shares of common stock, are subject to reciprocal rights of first refusal in connection with any future sale to a third party.

The table below sets forth the beneficial ownership of our common shares by the majority shareholders as of April 30, 2004.

	Beneficial ownership (as of April 30, 2004)
Shareholder	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Cueto Group
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	101,419,931	31.80%
Total	101,419,931	31.80%
Piñera Group
Inversiones Santa Cecilia S.A.	18,596,727	5.83%
Axxion S.A.	65,827,874	20.64%
Total	84,424,601	26.47%
Hirmas Group
Tres Mares S.A.	48,090,593	15.08%
Total	48,090,593	15.08%
Eblen Group
Inversiones Santa Blanca S.A.	1,430,175	0.45%
Inversiones Santa Blanca II S.A.	11,024,921	3.46%
Comercial Los Lagos Limitada	12,434,558	3.90%
Total	24,889,654	7.81%
Others	60,084,301	18.84%
Total	318,909,090	100.00%

At April 30, 2004, investors outside of Chile held 8.0% of our capital stock in the form of ADSs, and other minority investors held 10.8% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. At April 30, 2004, we had 1,187 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

Related Party Transactions

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our majority shareholders. Set out below is a description of the material transactions between LanChile and its affiliates. It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party.

Transactions Related to the Purchase of Interests in Absa and Vimalcor

To strengthen and help expand our cargo presence across Latin America, on December 5, 2001, we purchased from entities related to the majority shareholders a 73.3% stake in Absa for approximately US$2.1 million. In addition, in April 2002, we purchased from entities related to the majority shareholders a 50.0% stake in Vimalcor Sociedad Anónima for approximately US$0.4 million.

Real Estate Transactions

During the fourth quarter of 2003, LanChile acquired office space and other ancillary facilities for US$7.3 million from Inmobiliaria San Luis Dos S.A., an entity in which the Cueto Group of our majority shareholders holds a minority stake. This office space enabled us to move some of our administrative and commercial staff to a more central location in Santiago. This transaction was carried out at market prices and in accordance with Chilean law, was approved by our board of directors’ committee and was disclosed at our annual shareholders’ meeting.

Other Transactions

In addition to the transactions discussed above, we render to and receive from related companies services of various types, including freight and reservation services. Such transactions, none of which is individually material, are summarized in Note 14 on page F-25 to our audited consolidated financial statements for the fiscal year ended December 31, 2003 and in Note 5 on page F-62 to our unaudited consolidated financial statements for the three months ended March 31, 2004.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-65.

Other Financial Information

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. On July 30, 1997, the Chilean Antitrust Commission imposed a fine on us of approximately US$345,000 in connection with a complaint filed by DAP Airlines, or DAP, alleging that we employed anti-competitive tactics by reducing our prices on certain of our routes and refusing to perform maintenance services on DAP aircraft. On January 8, 1998, DAP filed a demand for indemnification against LanChile Cargo, National Airlines and LanChile, jointly and severally, in the amount of approximately Ch$6.4 billion (approximately US$10.2 million according to the observed exchange rate as of April 30, 2004). In June 2000, the courts ruled in favor of DAP in the amount of Ch$342 million (approximately US$550,000 according to the observed exchange rate as of April 30, 2004); however, we have filed an appeal of the decision, which is still pending.

We do not believe that this or any other pending proceedings against us had or are likely to have a significant adverse effect on our business or results of operations.

Dividend Policy

In accordance with Chilean law, LanChile must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses. If there is no net income in a given year, LanChile can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LanChile’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LanChile.

Holders of ADSs offered hereby will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs after the closing of the offering. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Taxation”). Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights” and “Taxation”.

Chilean law requires that holders of shares of Chilean companies that are not residents of Chile register as foreign investors under one of the foreign investment regimes established by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market (Mercado Cambiario Formal). Under our Foreign Investment Contract, the depositary, on behalf of ADS holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile.

ITEM 9. THE OFFER AND LISTING

Stock Price History

The principal trading market for our common shares is the Santiago Stock Exchange. The common shares have been listed on the Santiago Stock Exchange under the symbol “LAN” since 1989, and the ADSs have been listed on The New York Stock Exchange under the symbol “LFL” since November 7, 1997. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the Santiago Stock Exchange for the common shares and the high and low closing prices on The New York Stock Exchange for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

Year ended December 31,	Ch$ per Common Share		US$ per ADS
	Low	High	Low	High
1999	379.00	880.00	3.56	8.63
2000	715.00	1,065.00	6.19	10.31
2001	775.00	1,339.90	5.26	10.14
2002
First Quarter	850.00	960.00	6.30	7.55
Second Quarter	702.00	849.99	5.10	6.57
Third Quarter	555.00	727.00	3.40	5.40
Fourth Quarter	520.00	870.00	3.60	6.35
2003
First Quarter	735.00	875.00	5.15	6.16
Second Quarter	770.00	1,150.00	5.38	8.20
Third Quarter	1,145.00	1,495.00	8.07	11.28
Fourth Quarter	1,520.00	2,100.10	11.66	17.70
2004
First Quarter	2,010.00	2,300.00	16.86	19.80
Monthly Prices
November, 2003	1,750.00	1,910.00	14.10	15.44
December, 2003	1,910.00	2,100.10	15.48	17.70
January, 2004	2,020.00	2,230.00	16.86	19.80
February, 2004	2,010.00	2,249.90	17.41	18.81
March, 2004	2,150.00	2,300.00	17.70	19.32
April, 2004	2,270.00	2,505.00	18.43	20.60
May, 2004	2,190.00	2,440.00	17.15	19.60
June, 2004(1)	2,170.00	2,180.00	16.85	17.31

Sources: Santiago Stock Exchange and The New York Stock Exchange.

(1)	Period through June 7, 2004.

As of April 30, 2004, a total of 318,909,090 common shares were outstanding, including 25,662,710 common shares represented by ADSs.

Trading

The Chilean stock market, which is regulated by the SVS under Law 18,045 of October 22, 1981, as amended, which we refer to as the “Securities Market Law”, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.

The Santiago Stock Exchange was established in 1893 and is a private company whose equity is held by 48 shareholders. As of December 31, 2001, 248 companies had shares listed on the Santiago Stock Exchange. As of March 31, 2004, 272 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 76.7% of securities traded in Chile. Approximately 22.8% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. In 1994, the Santiago Stock Exchange initiated an options market with options of Compañía de Telecomunicaciones de Chile S.A. and Empresa Nacional de Electricidad S.A. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day between 9:30 a.m. to 4:30 p.m. The Santiago Stock Exchange has an electronic system of trade, called Telepregón, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:30 p.m. The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. (or 5:30 p.m., depending on the period of the year) on each business day. In February 2000, the Santiago Stock Exchange Off-Shore Market began operations. In the Off-Shore Market, publicly offered foreign securities are traded and quoted in United States dollars. LanChile’s ADRs were the fourth Chilean ADR to be registered for trade on the Santiago Stock Exchange Off-Shore Market.

There are two principal share price indices for the Santiago Stock Exchange, the General Share Price Index and the IPSA. The General Share Price Index is calculated using the prices of 159 stocks and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial and miscellaneous. The IPSA is a major company index, currently including the Santiago Stock Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for 61.6% of the entire market capitalization.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Set forth below is information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law. This description contains all material information concerning the common shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean Corporation Law and the Securities Market Law, each referred to below. For additional information regarding the common shares, reference is made to our by-laws, a copy of which are included as Exhibit 1.1 to this annual report on Form 20-F.

Organization and Register

LanChile is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. LanChile was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Gazette (Diario Oficial de la República de Chile) No. 31.759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices y Comercio de Santiago) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas”, or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Finally, Decree-Law 3500, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements for establishing publicly held corporations. Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations:

•	with 500 or more shareholders;

•	in which 100 or more shareholders own at least 10% of the subscribed capital (excluding any direct or indirect individual holdings exceeding 10%); and

•	which have voluntary registered their shares in the Security Register of the SVS.

The framework of the Chilean securities market is regulated by the Chilean exchange entity, the SVS, under the Securities Market Law and the Chilean Corporation Law, which imposes certain disclosure requirements, restricts insider trading, prohibits price manipulation and protects minority investors. Both the Chilean Corporation Law and the Securities Market Law state rules and requirements for establishing publicly held corporations. In particular, the Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for corporations that issue publicly offered securities.

Ownership Restrictions

Under Article 12 of the Securities Market Law and Circular 585 of the SVS, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, beneficial owners of ADSs will be required to report to the SVS and the Chilean stock exchanges within two stock exchange business days:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, of 10% or more of the corporation’s total subscribed shares; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a publicly held corporation’s total subscribed shares, or if made by a director, liquidator, principal officer, general manager or manager of such corporation.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or if they are making a financial investment.

Under Article 54 of the Securities Market Law and under SVS regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly traded company, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. The potential acquiror must first send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the SVS and the Chilean stock exchanges on which the securities are listed, stating, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

The potential acquiror must also inform the public of its planned acquisition at least ten business days prior to the date on which the transaction is to close, any in any event, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror). Notice is made through a filing with the SVS, the relevant Chilean stock exchanges and any companies controlling or controlled by the target corporation and through a notice published in two Chilean newspapers, and must also state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

In addition to the foregoing, Article 54A of the Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

A beneficial owner of ADSs intending to acquire control of LanChile will be subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions shall be carried out through a tender offer:

•	An offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•	An offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•	An offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

Article 200 of the Securities Market Law prohibits any shareholder that has taken control of a publicly traded company from acquiring, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Securities Market Law sets forth the basis for determining what constitutes a controlling power, a direct holding and a related party.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, even without payment therefor, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). Shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which in any case cannot exceed three years from the date of such shareholders’ meeting which authorizes the increase in capital) will be canceled and will no longer be available for issuance by us. Fully paid shares are not subject to further calls or assessments or to liabilities of LanChile.

At April 30, 2004, our share capital consisted of 318,909,090 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares.

Preemptive Rights and Increases in Share Capital

The Chilean Corporation Law requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that company issues new shares for cash. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.

Under the procedures established by the Central Bank of Chile, a Chilean company with an existing ADR program under Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile may apply to amend its foreign investment contract with such Bank so as to extend the benefits of such contract to new shares issued pursuant to preemptive rights offerings to existing ADS owners and enable them to exercise their preemptive rights. Although approval is expected to be granted upon satisfaction of certain formal requirements, any such amendment (which will be deemed to incorporate all laws and regulations applicable to international offerings in effect as of date of the amendment) will be reviewed by the Central Bank of Chile on a case-by-case basis. These procedures are expected to make it easier for Chilean companies to offer preemptive rights to ADS holders in connection with capital increases.

We intend to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with the preparation and filing of a registration statement with the Commission, as well as the indirect benefits of enabling the exercise by the holders of ADSs and shareholders located in the United States of preemptive rights and any other factors we consider appropriate at the time. No assurances can be given that any registration statement would be filed. If preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights”. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. The inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such 30-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third parties. For an additional 30-day period, Chilean publicly held corporations are not permitted to offer any unsubscribed common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional 30-day period, Chilean publicly held corporations are authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange.

Directors

Our by-laws provide for a board of nine directors. Compensation to be paid to directors must be approved by vote at the annual shareholders’ meeting. We hold elections for all positions on the board of directors every two years.

Under the Chilean Corporation Law, transactions in which a director is materially interested (including a transaction in which a director proposes to borrow from the company) must be conducted on an arm’s-length basis and must satisfy certain disclosure requirements. These transactions include transactions involving a director’s spouse or close relatives, transactions involving other companies on whose board such director also serves or transactions with other companies where the director controls 10% of such company (directly or indirectly). Corporations may enter into transactions in which a director is materially interested if the transaction has been approved by the board of directors (which must be disclosed at the next shareholders’ meeting) and is consistent with standards of fairness similar to those that normally prevail in the market. Transactions which do not meet these conditions are valid and enforceable, but each director who approved the transaction is jointly and severally liable for damages suffered by the company, the shareholders or any interested third parties, and the director who directly or indirectly benefits from the transaction must pay all benefits received from such transaction to the corporation. The directors are also subject to fines and administrative sanctions.

Whenever a transaction in which a director is materially interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$53,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arm-length’s conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts’ reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate the planned method of payment. Experts’ valuation reports must be made available to the shareholders and to the board of directors for a period of 20 business days. The board of directors may decide to approve or reject the proposed transaction only after this 20-day period has expired. If shareholders representing 5% of the voting shares determine, within the 20-day period, that the transaction is not favorable to the corporation’s interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders’ meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LanChile’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent ordinary annual meeting of our shareholders was held on April 30, 2004. Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago de Chile) designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Official Journal pursuant to legal requirements. The first notice must be published not less than 15 days and not more than 20 days in advance of the scheduled meeting. Notice also must be mailed not less than 15 days in advance of the meeting to each shareholder and to the SVS and the Chilean stock exchanges. Currently, we publish our official notice in the newspaper La Tercera.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a majority of our issued common shares. If a quorum is not present, the meeting can be reconvened, and at a second meeting the shareholders present are deemed to constitute a quorum regardless of the percentage of the common shares that they represent.

Only shareholders registered with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Proxies addressed to us that do not designate a person to exercise the proxy are taken into account in order to determine if there is a sufficient quorum to hold the meeting, but the shares represented thereby are not entitled to vote at the meeting. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

The following matters can only be considered at an extraordinary shareholders’ meeting:

•	our dissolution;

•	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;

•	the issuance of bonds or debentures convertible into shares;

•	the conveyance of 50% or more of our assets or 50% or more of our liabilities;

•	granting of a security interest or a personal guarantee, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and

•	other matters that require shareholder approval according to Chilean law or the by-laws.

The matters referred to in the first four items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, under the Chilean Corporation Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in our corporate form, division or merger with another entity;

•	amendment to our term of existence, if any;

•	our early dissolution;

•	change in our corporate domicile;

•	decrease of our capital stock;

•	approval of contributions and the assessment thereof whenever consisting of assets other than money;

•	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

•	decrease in the number of members of the board of directors;

•	the conveyance of 50% or more our assets, either including or not including our liabilities, or the submittal of, or changes to, any business plan that contemplates the conveyance of assets in an amount that exceeds the percentage mentioned above;

•	the form that dividends are paid in;

•	granting a security interest or a personal guarantee that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;

•	the acquisition of our own shares, when, and on the terms and conditions, permitted by law;

•	all other matters provided for in the by-laws; and

•	the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first thirteen items listed above.

Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation shall send to every shareholder a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has required of the company such sending. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report.

In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights”.

The Chilean Corporation Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposal in relation to the company’s affairs. Similarly, the Chilean Corporation Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included.

Dividend and Liquidation Rights

In accordance with Chilean Law, LanChile must distribute an annual cash dividend equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there is no net income in a given year, LanChile can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by LanChile. See “Dividends”.

LanChile may grant an option to its shareholders to receive any dividend in excess of 30% of net income in cash, in its own shares or in shares of publicly held corporations held by it. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital”.

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporation Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

In the event of LanChile’s liquidation, the holders of fully paid common shares would participate pro rata in the distribution of assets remaining after payment of all creditors. Holders of shares not fully paid will participate in such distribution in proportion to the amount paid.

Approval of Financial Statements

The board of directors is required to submit our consolidated financial statements to the shareholders for their approval at the annual ordinary shareholders’ meeting. If the shareholders reject the financial statements, the board of directors must submit new financial statements not later than 60 days from the date of that meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting. Directors who approved such financial statements are disqualified for re-election for the ensuing period.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are declared bankrupt or are subject to a creditor’s agreement pursuant to Title XII of the Chilean Bankruptcy Law. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

“Dissenting shareholders” are defined as those who attend a shareholders’ meeting and vote against a resolution which results in the withdrawal right, or, if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following 30 days. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days after adoption of the resolution.

The price paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the event giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange (acciones de transaccion bursatil), the price paid to the dissenting shareholder is the book value. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into an entity that is not a publicly held corporation governed by the Chilean Corporation Law;

•	the merger of the company with or into another company;

•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

•	the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

•	resolutions of the shareholders’ meeting approving the deregistration of the company from the Securities Registry of the SVS; and

•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

In addition, shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation and does not make a tender offer for the remaining shares within 30 days after acquisition.

Under Article 69(bis) of the Chilean Corporation Law, the right to withdraw also is granted to shareholders (other than pension funds that administer private pension plans under the national pension law), under certain terms and conditions, if a company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69(bis) undertaken by the company or the Chilean government that affect negatively and substantially the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the company within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69(bis), the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the company’s shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If, as previously described, the SVS determines that the shares are not actively traded on a stock exchange, the price shall be the book value calculated as described above.

There is no legal precedent as to whether a shareholder that has voted both for and against a proposal (such as the depositary) may exercise withdrawal rights with respect to the shares voted against the proposal. As such, there is doubt as to whether holders of ADRs who have not surrendered their ADRs and withdrawn common shares on or before the fifth business day prior to the shareholder meeting will be able to exercise withdrawal rights either directly or through the depositary with respect to the shares represented by ADRs. Under the provisions of the deposit agreement the depositary will not exercise these withdrawal rights.

Registration and Transfers

The Depósito Central de Valores, or the DCV, acts as LanChile’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Material Contracts

In 1998, we entered into a purchase agreement with Airbus Industrie for acquisition of 20 Airbus A320 aircraft, followed by an additional contract for seven Airbus A340s that we entered into in 1999. Both contracts provide us with the option of purchasing additional aircraft in the future. As of December 31, 2003, we have taken delivery of 14 Airbus A320s, and four Airbus A340s and two Airbus A319s. Given the flexibility incorporated into these contracts, we have extended the delivery dates for some of the remaining aircraft until 2008. Additionally, we have changed our remaining short-haul aircraft order from the Airbus A320 model to the Airbus A319 model. The remaining estimated value of the Airbus aircraft for which we have firm commitments to take delivery under the contract is approximately US$592 million.

For more information, see “Information on the Company—Fleet—Fleet Leasing and Financing Arrangements” under Item 4.

Foreign Investment and Exchange Controls in Chile

The Central Bank of Chile is responsible, among other things, for monetary policies and exchange controls in Chile. Equity investments, including investments in shares of stock by persons who are non-Chilean residents, are generally subject to various exchange control regulations restricting the repatriation of their investments and the earnings thereon.

On April 16, 2001, the Central Bank of Chile agreed that, effective April 19, 2001:

•	prior foreign exchange restrictions would be eliminated: and

•	a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) would be applied.

The main objective of these amendments, as declared by the Central Bank of Chile, is to facilitate movement of capital in and out of Chile and to encourage foreign investment.

In connection with the change in policy, the Central Bank of Chile eliminated the following restrictions:

•	a reserve requirement with the Central Bank of Chile for a period of one year (this mandatory reserve was imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company; the reserve requirement was gradually decreased from 30% of the proposed investment to 0%);

•	the requirement of prior approval by the Central Bank of Chile for certain operations;

•	mandatory return of foreign currencies to Chile; and

•	mandatory conversion of foreign currencies into Chilean pesos.

Under the new regulations, only the following limitations apply to these operations:

•	the Central Bank of Chile must be provided with information related to certain operations; and

•	certain operations must be conducted with the Formal Exchange Market.

The Central Bank of Chile also eliminated Chapter XXVI of the Compendium of Foreign Exchange Regulations, which regulated the establishment of an ADR facility by a Chilean company. Pursuant to the new rules, it is no longer necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility nor to enter into a foreign investment contract with the Central Bank of Chile. The establishment of an ADR facility is now regarded as an ordinary foreign investment, and simply requires that the Central Bank of Chile be informed of the transaction pursuant to Chapter XIV of the Compendium of Foreign Exchange Regulations and that the transaction be conducted exclusively through the Formal Exchange Market.

According to Chapter XIV of the Compendium of Foreign Exchange Regulations, if the funds to purchase the common shares underlying the ADSs are brought into Chile, the depositary, on behalf of foreign investors, must deliver to the entity of the Formal Exchange Market participating in the transaction an annex providing information about the transaction, together with a letter instructing such participant to deliver the foreign currency or the peso equivalent thereof, on or before the date on which the foreign currency is brought into Chile. If foreign investors do not bring the funds to purchase the common shares underlying the ADSs into Chile, the depositary, on behalf of the foreign investors, must provide the same information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within 10 days following the date on which the payment was made. Repatriation of amounts received with respect to deposited common shares or common shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them) must be made through the Formal Exchange Market. The entity of the Formal Exchange Market participating in the repatriation must provide certain information to the Central Bank of Chile on the next banking business day. In the event the payments are made outside of Chile, foreign investors must provide the relevant information to the Central Bank of Chile directly through an entity of the Formal Exchange Market within ten days following the date on which the payment was made.

Under Chapter XIV of the Compendium of the Foreign Exchange Regulations of the Central Bank of Chile, payments and remittances of funds from Chile are governed by the rules in effect at the time payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof may affect foreign investors who have acquired ADSs. We cannot assure you that new regulations of the Central Bank of Chile or legislative changes to the current foreign exchange control regime in Chile will not affect our ability to remit foreign currency to make the relevant payments. For example, until June 26, 1998, the Compendium of Foreign Exchange Regulations required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve for one year in the form of an encaje, a non-interest bearing U.S. deposit with the Central Bank of Chile in an amount equal to 30% of the proposed investment. Alternatively, foreign investors could satisfy the reserve requirement by paying the Central Bank of Chile a non-refundable amount determined based on the amount that such investors would have had to deposit. On June 26, 1998, the mandatory reserve was reduced to 10%, and on September 17, 1998, it was reduced to 0%. Despite this reduction in the encaje, the Central Bank of Chile may reinstate the reserve at any time in an amount up to 40% of the proposed investment, and we cannot guarantee that the Central Bank of Chile will not do so. However, under current Chilean law, any reinstatement would apply only to those investments for which proceeds have been made available to foreign investors subsequent to the time of such reinstatement.

The ADSs representing common shares of LanChile offered under our November 6, 1997 initial public offering are subject to our Foreign Investment Contract, which guarantees ADS investors under our initial public offering access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and repatriate amounts received with respect to deposited common shares or common shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them). The guarantee of access to the Formal Exchange Market under the Foreign Investment Contract will be extended to the participants in the ADS offering if the following requirements are met:

•	the funds to purchase the common shares underlying the ADSs are brought into Chile and converted into Chilean pesos through the Formal Exchange Market;

•	the purchase of the underlying common shares is made on a Chilean stock exchange; and

•	within five business days from conversion of the funds into Chilean pesos, the Central Bank of Chile is informed that the conversion funds were used to purchase the underlying common shares.

The following is a summary of material provisions of the Foreign Investment Contract, a form of which was filed as an exhibit to the registration statement on Form F-1 (File No. 333-7750) that we filed on October 10, 1997 in connection with our November 6, 1997 offering. This summary is not complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common shares upon surrender of ADRs, access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit those dollars outside Chile) in respect of common shares represented by ADSs or withdrawn shares, including amounts received as:

•	cash dividends;

•	proceeds from the sale in Chile of withdrawn shares or from shares distributed as a result of a liquidation, merger or consolidation of LanChile (subject to receipt by the Central Bank of Chile of a certificate from the holder of the withdrawn shares or the distributed shares (or from an institution authorized by the Central Bank of Chile) that the holder’s residence and domicile are outside of Chile, and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that the withdrawn shares or the distributed shares were sold on a Chilean stock exchange);

•	proceeds from the sale in Chile of preemptive rights to subscribe for additional common shares;

•	proceeds from the liquidation, merger or consolidation of LanChile;

•	proceeds from the sale in Chile of common shares received as a dividend; and

•	other distributions, including those in respect of any recapitalization resulting from holding common shares represented by ADSs or withdrawn shares.

Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments is conditioned on our certifying to the Central Bank of Chile that a dividend payment has been made and that any applicable tax has been withheld. We agreed to provide this certification. Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of withdrawn shares, or distribution on them, is conditioned upon receipt by the Central Bank of Chile of a certification by the depositary or custodian, as the case may be, that the common shares have been withdrawn in exchange for delivery of the appropriate ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect to them (except in connection with the proposed sale of the common shares) until the withdrawn shares are redeposited.

Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase common shares pursuant to the Foreign Investment Contract must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in common shares within five banking business days in order to receive the benefits of the Foreign Investment Contract. If a person does not invest in common shares within that period, that person can access the Formal Exchange Market to reacquire foreign currency, provided that the request is presented to the Central Bank of Chile within seven banking business days of the initial conversion into pesos. Common shares acquired as described above may be deposited in exchange for ADRs and will receive the benefits of the Foreign Investment Contract, subject to:

•	receipt by the Central Bank of Chile of a certificate from the depositary that the common shares have been deposited and that the related ADRs have been issued; and

•	receipt by the custodian of a declaration from the person making the deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited common shares.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on the request within seven banking days, the request is deemed approved.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying common shares or the repatriation of proceeds from their disposition will not be imposed in the future, nor can there be any assessment of the duration of impact of any restrictions that might be imposed.

Voting Rights

Holders of our common shares may instruct the depositary to vote the shares underlying theirs ADRs. If we ask holders for instructions, the depositary will notify such holders of the upcoming vote and arrange to deliver our voting materials to such holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Chilean law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as holders instruct. Otherwise, holders will not be able to exercise their right to vote unless they withdraw the shares. However, holders may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of upcoming votes and ask for their instructions.

If the depositary does not receive voting instructions from a holder by the specified date, it will consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by our board of directors to vote the number of deposited securities represented by such holder’s ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

The depositary will only vote or attempt to vote as such holder instructs or as described above.

We cannot assure holders that you they receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. This means that holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Exchange Rates

Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile. The Central Bank Act liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act empowers the Central Bank of Chile to determine that certain purchases and sales of foreign currency specified by law must be carried out exclusively in the Formal Exchange Market, which is made up of the banks and other entities authorized by the Central Bank of Chile. All payments and distributions with respect to the ADSs must be conducted exclusively in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank of Chile sets a reference exchange rate (dólar acuerdo). The Central Bank of Chile resets the reference exchange rate monthly, taking internal and external inflation into account, and adjusts the reference exchange rate daily to reflect variations in parities between the Chilean peso, the U.S. dollar, the Japanese yen and the European euro.

The observed exchange rate is the average exchange rate at which transactions were actually carried out in the Formal Exchange Market on a particular day, as certified by the Central Bank of Chile on the next banking day.

Prior to September 3, 1999, the Central Bank of Chile was authorized to buy or sell dollars in the Formal Exchange Market to maintain the observed exchange rate within a specified range above or below the reference exchange rate. On September 3, 1999, the Central Bank of Chile eliminated the exchange band. As a result, the Central Bank of Chile may buy and sell foreign exchange in the Formal Exchange Market in order to maintain the observed exchange rate at a level the Central Bank of Chile determines.

Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market through the Informal Exchange Market, (Mercado Cambiario Informal) established by the Central Bank in 1990. There are no limits on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.

Although our results of operations have not been significantly affected by fluctuations in the exchange rates between the peso and the U.S. dollar because our functional currency is the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. Even though the majority of our revenues are denominated in or pegged to the U.S. dollar, the Chilean government’s economic policies affecting foreign exchange and future fluctuations in the value of the peso against the U.S. dollar could adversely affect our results of operations and an investor’s return on an investment in ADSs.

Chilean Taxation

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in effect on the date of this prospectus, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE CHILEAN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

Cash Dividends and Other Distributions.

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually pay on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. Presently, the First Category Tax rate is 17%. In general, the example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% the actual payment of such First Category Tax at that 17% rate and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

The Company’s taxable income	100.00
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83.00
Dividend distributed (30% of net distributable income)	24.9
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.5)
Credit for 30% of First Category Tax	5.1
Net tax withheld	(5.4)
Net dividend received	19.5
Effective dividend withholding rate	21.69%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate)–(First Category Tax effective rate)
1–(First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid on the earnings to which the dividends are attributed. The effective withholding tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, will be 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, and from 2004 onwards, the First Category Tax rate is 17%, which results in an effective rate of Withholding Tax of 21.69%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

Gain from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of common shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the Foreign Holder has held the common shares for less than one year since exchanging ADSs for the Shares;

•	the Foreign Holder acquired and disposed of the common shares in the ordinary course of its business or as a habitual trader of shares; or

•	the Foreign Holder and the purchaser of the common shares are “related parties” within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

In all other cases, gain on the disposition of common shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%). Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law. The common shares must also have been acquired either in a stock exchange, within the process of a public tender of common shares governed by the Securities Market Law, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they:

•	are registered in the Securities Registry;

•	are registered in a Chilean Stock exchange; and

•	have an adjusted presence equal to or above 25%.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (approximately US$5,400 as of March 31, 2004) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the SVS. To qualify as a foreign institutional investor, an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•	an investment fund that offers its common shares or quotas publicly in a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the SVS;

•	an investment fund registered with a regulatory agency or authority from a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

•	an investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

•	a pension fund that is formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

•	a Foreign Capital Investment Fund, as defined in Law No. 18,657; or

•	any other foreign institutional investor that complies with the requirements set forth in general regulations for each category of investor or prior information from the SVS and the Chilean tax authority, the Servicio de Impuestos Internos, or the SII.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in, nor possess or participate in 10% or more of the capital or the profits of such corporations.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stock broker incorporated in Chile. In this contract, the bank or stock broker must undertake to execute purchase and sale orders, verify the applicability of the tax exemption and inform the SII of the investors it works with and the transactions it performs. Finally, the foreign institutional investor must register with the SII by means of a sworn statement issued by such bank or stock broker.

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

The exercise of preemptive rights relating to the common shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the common shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

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

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of the applicable First Category Tax).

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares and ADSs by a beneficial owner that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs. In this prospectus, we refer to these owners of common shares and ADSs as U.S. Holders. This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended, commonly referred to as the Code, such as dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, holders of 10 percent or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADRs and the underlying common shares by consulting their own tax advisors.

The statements of United States tax laws set out below are based on the laws in force as of the date this prospectus was filed and may be subject to changes in United States law occurring after that date, including changes that may have retroactive effect.

ADRs

In general, if you are a U.S. Holder of ADRs evidencing our ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs and evidenced by those ADRs.

Taxation of Dividends

If you are a U.S. Holder, distributions of cash or property (other than common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and our profits (as determined for United States federal income tax purposes) with respect to common shares or ADSs, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be includible in your gross income as ordinary income on the day on which you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Code. If you are a U.S. Holder, dividends paid in pesos generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars after they are received. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, a U.S. Holder’s pro rata share of such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the common shares or ADSs and, thereafter, as capital gain.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or PFIC), foreign personal holding company (or FPHC), or foreign investment company (or FIC).

In addition, the Internal Revenue Service, or IRS, is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rate. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. Therefore, this disclosure assumes that we are not a PFIC, FPHC or FIC. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under “Taxation—Chilean Taxation—Dividends and Other Distributions), the excess tax will not be creditable. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income”. U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which their expected economic profit is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

A holder of ADSs or common shares that is a foreign corporation or a non-resident alien individual generally will not be subject to U.S. federal income or withholding tax on dividends received on ADSs or common shares, unless that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Capital Gains or Losses

If you realize gain or loss on the sale, exchange or other disposition of ADSs or common shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a reduced tax rate. The deductibility of capital losses is subject to significant limitations.

Any gain or loss a U.S. Holder realizes on such a sale, exchange, or other disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, would be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition (see “Taxation — Chilean Taxation — Capital Gains) unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares.

Deposits and withdrawals of common shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A holder of ADSs or common shares that is a foreign corporation or a non-resident alien individual generally will not be subject to U.S. federal income tax on a gain from the sale or other disposition of ADSs or common shares unless:

•	the gain is effectively connected with the conduct of a trade or business within the United States, or

•	in the case of a gain realized by a holder that is an individual, the holder is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are satisfied.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

HOLDERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CHILEAN, U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAX LAWS.

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, some of our SEC filings, including those filed on and after November 4, 2002, are also available to the public through the SEC’s website at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We face market risk exposure in three main areas:

•	jet fuel price fluctuations;

•	interest rate fluctuations; and

•	exchange rate fluctuations.

We periodically review our exposure to risks arising from these fluctuations and determine at the level of senior management how to hedge these risks. We manage jet fuel price fluctuation risk through hedging transactions in the foreign derivatives market. We have also entered into hedging transactions with respect to interest rates and exchange rates in order to control our exposure to fluctuations in interest rates and the relative values of foreign currencies, respectively. We do not enter into forward contracts, swaps, collars or other derivatives for speculative purposes. The derivative instruments we hold are not leveraged, and we hold them only for purposes of offsetting market exposure.

Risk of Fluctuations in Jet Fuel Prices

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude oil and global political factors. In order to minimize the risk of jet fuel price fluctuations, we enter into hedging contracts in the jet fuel market or in the West Texas Intermediate, or WTI, market. Our decision to enter into these contracts, whether in the jet fuel market or in the WTI market, depends on the relative price of each commodity at the trade date.

We enter into swap contracts to hedge our exposure to fluctuations in fuel prices that allow us to fix the price of future jet fuel purchases. We also employ call options, which allow us to purchase fuel at a predetermined price. Additionally, we use combinations of call and put options that allow us to establish a range of prices, also known as a costless collar, in which the price that we pay for jet fuel is limited by a minimum and maximum price.

Under costless collar contracts, for any price that is above the predetermined ceiling price, we receive the difference between the market price and the ceiling price for a given quantity of jet fuel. For any price below the predetermined floor price, we pay the difference between the market price and the floor price. Pursuant to swap contracts, we pay or receive, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts.

We are exposed to fuel hedging transaction losses if the other parties to our hedging contracts fail to perform. To manage this credit risk, we select counterparties based on their credit ratings and limit our exposure to each counterparty based on defined guidelines. We also monitor our relative market position with each counterparty periodically.

During 2001, 2002 and 2003, we entered into a mix of costless collar contracts, call option contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 137.0 million gallons, 123.0 million gallons and 134.0 million gallons, respectively (which represent 55.9%, 50.4% and 46.0%, respectively, of our total fuel consumption). The result of these contracts was a loss of approximately US$10.5 million in 2001, a loss of approximately US$5.5 million in 2002 and a gain of approximately US$12.8 million in 2003. The fair value of our outstanding swap contracts was estimated at negative US$15.3 million at December 31, 2001, positive US$5.3 million at December 31, 2002 and positive US$ 15.4 million at December 31, 2003. Based on market jet fuel price data as of December 31, 2003, we estimate that a one cent increase or decrease in jet fuel prices would have a positive or negative impact, respectively, on our results of US$1.0 million for 2004 and US$0.4 million for 2005.

The result of our fuel hedging contracts for the first quarter of 2004 was a gain of approximately US$7.3 million as compared to a gain of approximately $US6.9 million in the first quarter of 2003. The fair value of our outstanding swap contracts was estimated at US$16.3 million at March 31, 2004.

Gains and losses on the hedging contracts referred to above are recognized as a non-operating item (on the miscellaneous net line) in our income statement when the underlying fuel being hedged is consumed. Premiums paid to enter into hedging contracts are recorded as prepaid expenses and are amortized and included in our results of operations over the respective contract periods.

According to Chilean GAAP, the positive fair value of these jet fuel derivatives is reflected in the balance sheet as other long-term assets and the negative fair value is reflected in other long-term liabilities.

Risk of Fluctuations in Interest Rates

The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2003, US$622 million in principal amount of LIBOR-based interest-bearing debt outstanding. As of March 31, 2004, we had US$613 in principal amount of LIBOR-based interest-bearing debt outstanding. As of both December 31, 2003 and March 31, 2004, approximately 12% of our banking debt (including our long-term, short-term and dollar-denominated debt) was exposed to interest rate risks.

In order to reduce the impact of interest rate fluctuations on our debt obligations, in May 1999, we entered into an interest rate swap contract with a financial institution for a notional amount of approximately US$50 million, which fixes the LIBOR base rate for a period of five years. Based on current interest rates, the fair value of this contract was estimated to be at negative US$0.4 million as of both December 31, 2003 and March 31, 2004. In May 2001, we also entered into six swap contracts in order to hedge our floating rate-exposure on US$329 million of our debt. Pursuant to these contracts, we pay or receive, depending on the case, the difference between the agreed fixed rate and the floating rate, calculated on the notional amount of each contract. The fair value of these contracts as of December 31, 2003 was estimated to be at negative US$22.8 million and the fair value as of March 31, 2004 was estimated to be at negative US$25.9 million.

According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

During 2002, we entered into a treasury rate-lock contract in order to hedge our exposure to changes in the five-year treasury rate before entering into a US$40.0 million securitization tranche of credit card receivables in the United States. For more information, see “Operating and Financial Review and Prospects—Credit Card Receivables Securitization” under Item 4. The gains or losses on such contracts are recognized as a component of interest expense in our financial statements amortized over the life of the securitization. We settled this operation the day that we completed the securitization, and it involved a total payment of US$3.4 million, of which we recognized US$480,000 as interest expense in 2003. There was no fair value associated with this operation as of December 31, 2003 since we had already settled the operation.

During 2003 we entered into interest rate call option contracts in order to hedge US$190 million in debt. These contracts allow us to limit our exposure to LIBOR at a predetermined value. During 2003, we paid a total of US$5 million in premiums on these contracts. As of December 31, 2003, the fair value of these contracts was estimated to be at US$3.7 million and as of March 31, 2004, the fair value has estimated to be at US$3.1 million.

The following table summarizes our principal payment obligations on our interest-bearing debt as of December 31, 2003 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2003 for each loan.

		Principal payment obligations by year of expected maturity(1)
		(in US$ millions)
Liabilities	Average interest rate(2)	2004	2005	2006	2007	2008	Thereafter
U.S. dollars	4.54%	63.2	71.3	64.2	67.7	71.1	285.4

(1)	At cost, which approximates market value.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2003 on our debt.

Risk of Variation in Foreign Currency Exchange Rates

Because in 2003 approximately 76% of our operating revenues and approximately 73% of our operating expenses are denominated in U.S. dollars, our revenues and expenses create a partial natural hedge with each other. However, because we conduct business in local currencies in twelve countries, we face the risk of variation in foreign currency exchange rates. For more information, see Note 24 to our consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican nuevo peso, the Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2003 and March 31, 2004, we had US$13.4 million and US$14.1 million, respectively, in foreign exchange hedging contracts outstanding.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2003 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	370,506	76.12%	78.338	16.23%	37.868	7.65%	486,712
Other assets	1,133,617	99.28%	7.974	0.70%	211	0.02%	1,141,802

Total assets	1,504,112	92.36%	86,981	5.34%	37,421	2.30%	1,628,514

Current liabilities	465,324	91.89%	32,728	6.46%	8,360	1.65%	506,412
Long-term liabilities	763,334	99.72%	970	0.13%	1.125	0.15%	765,429
Total liabilities and shareholders’ equity	1,584,531	97.30%	34,498	2.12%	9.485	0.58%	1,628,514

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 or during the first quarter of 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. José Cox Donoso, qualifies as an “audit committee financial expert within the meaning of Item 16A of Form 20-F under the Exchange Act.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Upon request, in writing or orally, by telephone or by e-mail, to the following address: Lan Chile S.A., Investor Relations Department, attention: Andres Bianchi, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3947, email: abianchiu@lanchile.cl, we will provide any person with a copy of our code of ethics without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at www.lan.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	(Ch$ Millions)
Audit fees	280.6	298.0
Audit-related fees	0.0	0.0
Tax fees	23.4	14.4

Other fees	1.1	2.3

Total fees	305.1	314.7

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual consolidated financial statements, as well as the review of other filings.

Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax advice and tax planning services.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for salary surveys and services related to human resources.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Since May 2003, foreign private issuers have been subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by an audit committee. Our board of directors’ committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services provided by PricewaterhouseCoopers that are not specifically included within the scope of the audit must be pre-approved by the board of directors’ committee prior to any engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-65, incorporated herein by reference. The following is an index of the financial statements in the referenced pages.

Consolidated Financial Statements for Lan Chile S.A. and Subsidiaries

Page
Audited Consolidated Financial Statements

Reports of Independent Auditors	F–2
Consolidated Balance Sheets at December 31, 2003	F–3
Consolidated Statement of Income for the years ended December 31, 2001, 2002 and 2003	F–5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F–6
Reconciliation of Net Income to Net Cash Provided by Operating Activities for the years ended December 31, 2001, 2002 and 2003	F-7
Notes to Consolidated Financial Statements at December 31, 2003	F–8

Unaudited Consolidated Financial Statements for the three Months Ended March 31, 2004

Condensed Consolidated Balance Sheets at March 31, 2003 and 2004	F-54
Condensed Consolidated Statements of Income for the three months ended March 31, 2003 and 2004	F-56
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2004	F-57
Reconciliation of Net Income to Net Cash Provided by Operating Activities for the three months ended March 31, 2003 and 2004	F-58
Notes to the consolidated Financial Statements at March 31, 2004	F-59

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1	By-laws of Lan Chile (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-14728, for the fiscal year ended December 31, 2001).

2.1	Amended and Restated Deposit Agreement, dated as of March 25, 2003, among LanChile, The Bank of New York, as depositary, and Owners and Beneficial of American Depositary Receipts.

2.2	Foreign Investment Contract, dated November 1, 1997, among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs.

2.3	Foreign Investment Contract Assignment Agreement, dated as of April 17, 2003, among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs.

2.4	Right of First Refusal Agreement, dated as of December 14, 2000, among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP DOS S.A.

4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie, dated March 1998 and August 1999, relating to Airbus A320-family aircraft and Airbus A340 series aircraft.+

8.1	List of Significant Subsidiaries.

12.1	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

+	Incorporated by reference to our annual report on Form 20-F, File No. 000-14728, for the fiscal year ended December 31, 2000 and our annual report on Form 20-F, File No. 000-14728, for the fiscal year ended December 31, 2000. Portions of Exhibit 4.1 have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lan Chile S.A.

/s/ ALEJANDRO DE LA FUENTE GOIC
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: June 14, 2004

LAN CHILE S.A.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Lan Chile S.A.

We have audited the accompanying consolidated balance sheets of Lan Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Chile and of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lan Chile S.A. and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/    PricewaterhouseCoopers

Santiago, Chile

February 20, 2004

LAN CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2003	2002
	(In thousands of US$)
ASSETS
CURRENT ASSETS
Cash	4,988	3,326
Time deposits	128,950	125,476
Marketable securities (Note 3)	85,025	30,619
Trade accounts receivable and other, net (Note 4)	168,245	160,349
Notes and accounts receivable from related companies (Note 14)	417	4,665
Inventories (Note 5)	33,391	35,385
Prepaid and recoverable taxes	15,317	8,674
Prepaid expenses (Note 6)	24,080	28,338
Deferred income tax assets (Note 13)	8,038	5,215
Other current assets (Note 7)	18,261	13,792

Total current assets	486,712	415,839

PROPERTY AND EQUIPMENT (net) (Note 8)	1,009,507	1,026,434

OTHER ASSETS
Investments in related companies (Note 9)	1,621	2,419
Goodwill (Note 9)	45,071	47,870
Notes and accounts receivable from related companies (Note 14)	262	281
Long-term accounts receivable	7,912	9,438
Advances for purchases of aircraft and other deposits (Note 10)	41,778	40,693
Other (Note 11)	35,651	42,466

Total other assets	132,295	143,167

Total assets	1,628,514	1,585,440

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2003	2002
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term loans from financial institutions (Note 15)	63,155	61,373
Current portion of long-term leasing obligations (Note 17)	3,995	3,909
Securitization obligation (Note 16)	12,064	11,275
Dividends payable	83	8,958
Accounts payable	172,488	158,294
Notes payable	—	81
Notes and accounts payable to related companies (Note 14)	363	235
Air traffic liability	145,691	113,784
Other current liabilities (Note 12)	108,573	101,287

Total current liabilities	506,412	459,196

LONG-TERM LIABILITIES
Loans from financial institutions (Note 15)	559,669	612,730
Securitization obligation (Note 16)	56,274	68,338
Other creditors	24,420	35,693
Notes and accounts payable to related companies (Note 14)	1,025	1,269
Provisions (Note 12)	74,939	62,173
Obligations under capital leases (Note 17)	7,084	10,854
Deferred income tax liabilities (Note 13)	42,018	22,399

Total long-term liabilities	765,429	813,456

MINORITY INTEREST	4,109	3,926

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Note 18)
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	215,641	171,939

Total shareholders’ equity	352,564	308,862

Total liabilities and shareholders’ equity	1,628,514	1,585,440

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2003	2002	2001
	(In thousands of US$)
REVENUES
Passenger	918,370	803,718	803,014
Cargo	602,038	520,791	539,485
Other	118,392	127,925	85,842

Total operating revenues (Note 23)	1,638,800	1,452,434	1,428,341

EXPENSES
Wages and benefits (Note 19)	(240,924)	(215,278)	(203,021)
Aircraft fuel	(259,566)	(205,524)	(222,402)
Commissions to agents	(223,974)	(192,686)	(200,533)
Depreciation and amortization	(72,631)	(67,817)	(51,936)
Passenger services	(36,206)	(32,308)	(35,867)
Aircraft rentals	(139,138)	(159,793)	(146,438)
Aircraft maintenance	(97,862)	(95,144)	(105,209)
Other rentals and landing fees	(258,495)	(228,736)	(244,865)
Other operating expenses (Note 19)	(198,287)	(193,085)	(167,818)

Total operating expenses	(1,527,083)	(1,390,371)	(1,378,089)

Operating income	111,717	62,063	50,252

OTHER INCOME AND EXPENSES
Interest income	6,277	3,757	5,476
Interest expense	(39,350)	(40,758)	(35,463)
Other income (expense)—net (Note 20)	24,123	13,186	(8,382)

Total other income (expense)	(8,950)	(23,815)	(38,369)

Income before minority interest	102,767	38,248	11,883
Minority interest	(870)	(434)	(1,593)

Income before income taxes	101,897	37,814	10,290
Income taxes (Note 13)	(18,342)	(7,006)	552

NET INCOME	83,555	30,808	10,842

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2003	2002	2001
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	1,663,149	1,514,977	1,451,906
Interest income	3,885	1,343	2,649
Other income received	13,821	30,102	7,327
Payments to suppliers and personnel	(1,377,257)	(1,338,368)	(1,248,404)
Interest paid	(44,522)	(39,363)	(32,271)
Income tax paid	(337)	(1,087)	(120)
Other expenses paid	(3,984)	(12,262)	(5,762)
Value-added tax and similar payments	(19,021)	(16,517)	(19,768)

Net cash provided by operating activities	235,734	138,825	155,557

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	11,088	163,551	245,475
Securitization proceeds	(54)	40,000	—
Other loans from related companies	10,417	—	669
Dividend payments	(49,101)	(1,454)	(14,539)
Loans repaid	(75,178)	(120,646)	(32,246)
Other	(14,222)	(16,788)	(9,849)

Net cash (used in) provided by financing activities	(117,050)	64,663	189,510

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(64,756)	(192,627)	(341,271)
Proceeds from sales of property and equipment	7,612	81,842	7,218
Loans to related companies	—	—	(12,227)
Collection of loans from related companies	—	—	1,900
Sale of investments	8,693	—	6,044
Other investments	(829)	(4,139)	(4,433)
Investments in financial instruments	(68,946)	(8)	—
Other	(2,127)	(3,788)	(83)

Net cash (used in) investing activities	(120,353)	(118,720)	(342,852)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,669)	84,768	2,215
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	159,421	74,653	72,438

CASH AND CASH EQUIVALENTS AT END OF YEAR	157,752	159,421	74,653

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2003	2002	2001
	(In thousands of US$)
NET INCOME FOR THE YEAR	83,555	30,808	10,842

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	67,750	64,094	49,022
Gain on sales of investments	(122)	—	(5,997)
Gain on sales and retirements of property and equipment	(4,017)	(762)	(539)
Proportional share of results of equity method investments	676	355	490
Amortization of goodwill	3,267	3,148	2,417
Minority interest	870	434	1,593
Write-offs and provisions	7,202	11,768	8,493
Foreign exchange losses/(gains)	(12,103)	4,699	3,816
Other	(208)	(295)	(4,470)

CHANGES IN ASSETS AND LIABILITIES
Decrease (increase) in accounts receivable—trade	7,474	(15,045)	36,098
Decrease (increase) in inventories	1,958	(1,824)	(7,957)
Decrease (increase) in other assets	40,730	(32,277)	(8,169)
Increase in accounts payable	23,745	65,048	63,272
Increase in other liabilities	14,957	8,674	6,646

Net cash provided by operating activities	235,734	138,825	155,557

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2003

NOTE 1—THE COMPANY

Lan Chile S.A. and certain subsidiaries (the “Company”) is the largest domestic and international passenger/cargo air carrier in Chile and one of the largest airlines in Latin America. Together with its code-share arrangements and affiliated airlines, the Company serves fifteen destinations in Chile, seven destinations in Perú, two in Ecuador, and in addition, eighteen destinations in Latin America, twenty five destinations in North America, ten destinations in Europe and four in the South Pacific. Currently, the Company operates forty eight passenger aircraft and seven cargo freighters. The Company has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Iberia, Lufthansa Cargo, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is an Open Chilean Corporation (“Sociedad Anónima Abierta”) whose common stock is listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the “Superintendency”) and the U.S. Securities and Exchange Commission.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

a) Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, which include the accounting standards of the Superintendency. The preparation of financial statements in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the Superintendency for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

b) Consolidation

The consolidated financial statements for the years 2001, 2002 and 2003 include the following subsidiaries:

	December 31,
	2003	2002	2001
Percentage of direct and indirect ownership:
Lan Chile Investments Limited and subsidiaries	100.00	100.00	—
Lan Perú S.A.	70.00	70.00	70.00
Inversiones Lan S.A. and subsidiaries	97.71	99.71	99.71
Lan Chile Cargo S.A. (formerly Ladeco S.A.) and subsidiaries	99.85	99.85	99.85
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	100.00	100.00	100.00
Lan Courier S.A. and subsidiary	100.00	100.00	100.00
Lan Card S.A.	100.00	100.00	100.00
Lan Pax Group S.A. and subsidiary	100.00	100.00	100.00
Lan Cargo Group S.A.	100.00	100.00	100.00
Línea Aérea Nacional Chile S.A.	100.00	100.00	100.00

The effects of significant transactions between the subsidiaries and subsidiaries with the holding company have been eliminated in the consolidation and the participation of minority shareholders is shown in these financial statements as minority interest in the Consolidated Balance Sheets and Consolidated Statements of Income.

c) Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), inventory obsolescence, engine overhaul provisions, tax liabilities and the associated deferred tax effects, contingent liabilities and other liabilities.

d) Price-level restatements

The financial statements of certain subsidiaries have been restated through the application of monetary correction rules in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics.

e) Foreign currency transactions

Lan Chile S.A. and certain subsidiaries are authorized to maintain their accounting records and prepare their financial statements in US dollars. Because the US dollar is the functional and reporting currency, assets and

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property and equipment, other assets and air traffic liability, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions.

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense) — net. The Company recorded a net foreign currency gain of ThUS$12,103, net loss of ThUS$(4,699) and net loss of ThUS$(3,816) for the years ended 2003, 2002 and 2001, respectively.

f) Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g) Marketable securities

Marketable securities include investments in bonds, government securities and mutual funds. Bonds and government securities are stated at the lower of cost or market value plus accrued interest and mutual funds are stated at market value based on year-end quoted values.

h) Allowance for bad debts

The Company maintains an allowance for bad debts based on an analysis of the aging of the outstanding balances as well as other relevant information.

i) Inventories

Inventories represent spare parts and materials that are expected to be consumed and used in third-party maintenance services within one year. Inventories are stated at the lower of cost (determined by the average cost method) or market.

j) Other current assets

Other current assets are comprised mainly of restricted funds associated with aircraft leases and purchases and deposits on derivative contracts in an unrealized loss position.

k) Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years. Prior to January 1, 2003, aircraft and engines were depreciated based on hours flown. This change, including the cumulative effect, was not material to the financial statements for any of the years presented.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

The residual values and basis of depreciation used for the principal asset classifications are:

Asset classification	Residual Value (%)	Basis of depreciation
Boeing 767-300 F aircraft	36	Useful life (15 years)
Boeing 767-300 ER aircraft	36	Useful life (15 years)
Boeing 737-200 ADV aircraft	15	Useful life (until December 31, 2008)
Boeing 767-200 ER aircraft	36	Useful life (15 years)
DC-8 61-F	—	Useful life (until December 31, 2004)
Airbus A-320	20	Useful life (20 years)
Engines 767	36	Useful life (15 years)
Engines 737	15	Useful life (until December 31, 2008)
Engines Airbus A-320	20	Useful life (20 years)
Engines Airbus A-340	36	Useful life (15 years)
Rotating parts	20	Useful life (15 years)
Buildings	—	Useful life (10-50 years)
Communications and computer equipment	—	Useful life (5-10 years)
Furniture and office equipment	—	Useful life (3-10 years)

Property and equipment include the revaluation increment arising from the technical appraisals of certain assets carried out in prior years in accordance with instructions issued by the Superintendency.

Inventories of materials and spare parts, net of provisions for obsolescence, included under other fixed assets within Property and equipment, are stated at their average cost.

The Company has entered into capital lease agreements related to an aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract.

The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not significant and have been expensed. Training costs and data conversion costs are expensed as incurred.

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets may be impaired and the undiscounted future cash flows estimated to be generated by these assets are less than the assets’ net book value. If an impairment occurs, the loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

l) Investments in related companies

Investments in related companies are included in Other assets using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Other income (expense) — net in the Consolidated Statements of Income.

m) Goodwill

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

n) Sale leaseback

Gains on sale leaseback transactions are deferred and recognized over the terms of the lease agreements.

o) Air traffic liability and revenue

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Passenger and cargo revenues are recognized when the transportation service is provided, which in the case of passenger revenues reduces the air traffic liability. Commissions expenses related to such unearned revenues are shown net of the air traffic liability until the transportation service is provided.

p) Aircraft and engine maintenance costs

Minor unscheduled maintenance costs of aircraft and engines are charged to income as incurred. Costs of major programmed maintenance are accrued based on the use of the aircraft and engines (flying hours) and are included in Other current liabilities and long-term Provisions in the Consolidated Balance Sheets.

q) Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants and based on the enacted income tax rate which will be in effect when the temporary differences reverse. The effects of deferred income taxes at January 1, 2000 which were not previously recorded are recognized in income beginning in 2000 as the temporary differences reverse.

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin No. 60 provided for a period of transition. Under this transition period, the full effect of using the liability method is not recorded in income at the same time the deferred taxes are recorded in the balance sheet. Under this transitional provision, a contra asset or liability account (“complementary accounts”) have been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

r) Lan Pass awards and Lan Corporate

The estimated incremental cost of providing free travel awards under the Lan Pass and Lan Corporate programs are accrued based on the accumulated kilometers for each passenger at the end of each year and by the conditions established by the program and are included in Other current liabilities in the Consolidated Balance Sheets.

s) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Other current liabilities in the Consolidated Balance Sheets.

t) Derivative instruments

The Company enters into hedging contracts including interest rate swap agreements, interest rate cap agreements, forward exchange contracts, jet fuel swap agreements, and jet fuel options. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedge Forecasted transactions:

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense) — net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense) — net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other current liabilities in the Consolidated Balance Sheets.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

u) Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows:

	At December 31,
	2003	2002	2001
	(In thousands of US$)
Cash	4,988	3,326	6,903
Time deposits	128,950	125,476	66,528
Marketable securities (see Note 3)	23,814	30,619	—
Repurchase agreements	—	—	1,222

Total	157,752	159,421	74,653

v) Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. Interest capitalized totaled ThUS$—, ThUS$3,162 and ThUS$1,313 during 2003, 2002 and 2001, respectively.

w) Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$11,550, ThUS$9,001 and ThUS$13,693 during 2003, 2002 and 2001, respectively.

x) Reclassifications

Certain 2001 and 2002 amounts in the accompanying financial statements have been reclassified to conform to the 2003 presentation. The reclassifications had no material effect on the previously reported presentation of assets and liabilities, net income, cash flows or shareholders’ equity.

NOTE 3—MARKETABLE SECURITIES

Marketable securities include the following:

	At December 31,
	2003	2002
	(In thousands of US$)
Bonds	60,117	20,510
Defined-term mutual funds	23,814	10,109
Government securities and others	1,094	—

Total	85,025	30,619

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Bonds recorded at December 31, 2003 are summarized as follows:

	Date of			At December 31, 2003
	Purchase	Maturity	Interest rate	Carrying amount	Market value
			%	(In thousands of US$)
Chilean bonds	02/28/2003	03/31/2004	6.519	19,322	19,372
Foreign bonds	04/30/2003	01/31/2005	5.619	40,795	40,822

Total				60,117	60,194

NOTE 4—ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Accounts receivable—passenger services	75,858	77,033
Accounts receivable—cargo services	60,927	58,956
Other accounts receivable	31,460	24,360

Total	168,245	160,349

Accounts receivable are shown net of an allowance for bad debts of ThUS$22,506 at December 31, 2003 and ThUS$21,916 at December 31, 2002.

NOTE 5—INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Spare parts and materials used for third party maintenance	31,100	33,437
Duty-free inventories	2,291	1,948

Total	33,391	35,385

NOTE 6—PREPAID EXPENSES

Prepaid expenses include the following:

	At December 31,
	2003	2002
	(In thousands of US$)
Prepaid insurance on aircraft	14,113	16,230
Prepaid rentals on aircraft and costs of returning leased aircraft	3,300	5,179
Prepaid advertising services	1,274	894
Other	5,393	6,035

Total	24,080	28,338

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 7—OTHER CURRENT ASSETS

Other current assets consist of the following:

	At December 31,
	2003	2002
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	6,681	2,750
Deposits on derivative contracts in a net unrealized loss position	113	7,682
Fair value of jet fuel derivative contracts and others	11,467	3,360

Total	18,261	13,792

NOTE 8—PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a) Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Flight equipment:
Boeing 767-200ER aircraft under capital lease	70,574	70,574
Boeing 737-200ADV aircraft	50,963	50,161
Boeing 767-300ER aircraft	239,436	238,051
Boeing 767-300F freighter aircraft	428,133	428,133
Airbus A-320 aircraft	142,469	141,398
DC-8 aircraft	3,483	1,466
Engines and rotating parts	168,356	156,790
Spare parts	5,586	6,123
Other	34,260	29,552

Land and buildings:
Land	9,597	9,597
Buildings	52,710	52,788
Other installations	18,087	16,729
Construction in progress	14,136	554

Other fixed assets:
Communication and computer equipment	64,494	58,903
Furniture and office equipment	15,423	15,574
Equipment under capital leases	849	1,122
Other	10,584	10,526

Incremental value arising from technical appraisals of owned assets	437	437

Property and equipment (gross)	1,329,577	1,288,478
Less: Accumulated depreciation	(320,070)	(262,044)

Property and equipment (net)	1,009,507	1,026,434

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Included in property and equipment at December 31, 2003 and 2002 are ThUS$71,423 and ThUS$71,696 of equipment under capital leases with accumulated depreciation aggregating ThUS$44,821 and ThUS$41,665, respectively.

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to ThUS$67,750, ThUS$64,094 and ThUS$49,022, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$13,893 at December 31, 2003 and ThUS$11,426 at December 31, 2002.

In 2002, the Company entered into a sale-leaseback transaction. Under the arrangement, engines were sold for US$13,100,000 and leased backed over a 7-year operating lease agreement. The gain on sale of ThUS$6,833 is being amortized over the terms of the operating lease agreement.

b) Fleet composition

At December 31, 2003, the fleet of the Company consists of 59 aircraft, of which 28 aircraft are owned by the Company and 31 aircraft are leased under operating leases.

Aircraft owned by the Company:

Aircraft	Model	Use	2003	2002
Boeing 737*	200ADV	Passenger/Freight	13	13
Boeing 767	300ER	Passenger/Freight	3	3
Boeing 767	300F	Freight	5	5
Boeing 767**	200ER	Passenger/Freight	1	1
Airbus A-320	200	Passenger/Freight	4	4
DC-8	71-F	Freight	1	—
DC-8	61-F	Freight	1	1

Total owned			28	27

*	One of these aircraft is leased to Southern Winds S.A. under a contract beginning October, 2002.
**	Acquired under a capital lease and subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996 and expiring in the year 2005.

Leased aircraft:

Aircraft	Model	Use	2003	2002
Boeing 767	300ER	Passenger/Freight	8	7
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger/Freight	6	7
Airbus A 319	100	Passenger/Freight	2	—
Airbus A 320	200	Passenger/Freight	10	10
Airbus A 340	300	Passenger/Freight	4	4
DC-8	71F	Freight	—	2

Total leased			31	31

Total owned and leased			59	58

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 9—INVESTMENT AND GOODWILL

a) Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment		Proportional Share of income (loss)			(Deficit) during development stage
Company	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002	2001
	%	%	%			(In thousands of US$)
Concesionaria Chucumata S.A.	16.70	16.70	16.67	359	356	70	64	107	—	—	—
Flight Training Center Chile S.A.	—	49.00	49.00	—	445	(446)	(42)	(88)	—	—	—
Lufthansa Lan Chile Technical Training S.A.	50.00	50.00	50.00	394	504	30	59	73	—	—	—
Austral Sociedad Concesionaria S.A.	20.00	20.00	20.00	796	637	17	2	6	—	—	—
LanLogistics, Corp. (formerly Lan Express Inc.)(1)(3)	—	—	100.00	—	—	—	—	—	—	—	(6,153)
Aerotransportes Mas de Carga S.A. de C.V.	—	25.00	25.00	—	—	—	(80)	(540)	—	—	—
Florida West International Airways Inc.(2)	25.00	25.00	25.00	—	—	158	(202)	10	—	—	—
Lan Perú S.A.(4)	—	—	—	—	—	—	—	(58)	—	—	—
Skypost, Inc.	25.00	25.00	—	—	—	(139)	(139)	—	—	—	—
Choice Air Courier del Perú S.A.	50.00	50.00	—	72	77	(5)	(17)	—	—	—	—
Líneas Aéreas Nacionales del Ecuador S.A.(1)(3)	—	100.00	—	—	400	—	—	—	—	(112)	—
Puerto Montt Holding S.A.(1)(2)(3)	—	100.00	—	—	—	—	—	—	—	(1)	—
Skynet London, Ltd.(5)	—	—	—	—	—	(29)	—	—	—	—	—
SkyBox Internacional de Venezuela(5)	—	—	—	—	—	(167)	—	—	—	—	—
SkyBox Soluciones Logísticas S.A.(5)	—	—	—	—	—	(46)	—	—	—	—	—
Skynet Worldwide Express of California L.C.(5)	—	—	—	—	—	(119)	—	—	—	—	—

Total				1,621	2,419	(676)	(355)	(490)	—	(113)	(6,153)

(1)	In accordance with Circular 981 of the Superintendency, disbursements made during the organization and start-up stage which are not assignable to tangible or intangible assets are included in shareholders’ equity as deficit in development period (See Note 18).
(2)	The Company has recorded a provision for investments in related companies with negative equity at year-end totaling ThUS$335 at December 31, 2003 and ThUS$427 at December 31, 2002 which is included in Long-term provisions (See note 12).

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

(3)	For the periods indicated, the Company was in the development stage and not consolidated for Chilean GAAP purposes.
(4)	Due to an increase in ownership, this entity was consolidated during 2001.
(5)	During 2003, this entity was sold or the operations were dissolved.

b) Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2003 and 2002 were as follows:

Company	Balance January 1, 2003	Additions	Amortization	Balance December 31, 2003
	(In thousands of US$)
Goodwill on purchase of:
Lan Chile Cargo S.A.	26,610	—	(2,054)	24,556
Prime Airport Service Inc.	545	—	(35)	510
Mas Investment Limited	3,070	191	(177)	3,084
Air Cargo Limited	769	—	(43)	726
Promotora Aérea Latinoamericana S.A.	1,632	—	(84)	1,548
Vimalcor S.A.	303	—	(15)	288
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	5,472	—	(295)	5,177
Aerolinheas Brasileiras S.A.	2,731	—	(144)	2,587
Skyworld International Couriers, Inc.	4,870	—	(284)	4,586
Lan Box, Inc.	1,081	310	(87)	1,304
SkyBox Services Corp.	857	—	(53)	804
Skyworld Internacional Courier S.A.	12	—	—	12
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	—	41	(1)	40
H.G.A. Rampas del Ecuador S.A.	—	40	—	40

	47,952	582	(3,272)	45,262
Negative goodwill on purchase of:
Choice Air Courier del Perú S.A	(82)	—	5	(77)
Americonsult de Guatemala S.A.	—	(114)	—	(114)

	(82)	(114)	5	(191)

Total	47,870	468	(3,267)	45,071

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Company	Balance January 1, 2002	Additions	Amortization	Balance December 31, 2002
	(In thousands of US$)
Goodwill on purchase of:
Lan Chile Cargo S.A.	28,664	—	(2,054)	26,610
Prime Airport Service Inc.	580	—	(35)	545
Mas Investment Limited	3,241	—	(171)	3,070
Air Cargo Limited	812	—	(43)	769
Promotora Aérea Latinoamericana S.A.	—	1,688	(56)	1,632
Vimalcor S.A.	—	310	(7)	303
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	5,766	—	(294)	5,472
Aerolinheas Brasileiras S.A.	2,875	—	(144)	2,731
Skyworld International Couriers, Inc.	—	5,117	(247)	4,870
Lan Box, Inc.	—	1,134	(53)	1,081
Skyworld Internacional Courier S.A.	—	12	—	12
SkyBox Services Corp.	—	903	(46)	857

	41,938	9,164	(3,150)	47,952
Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	—	(84)	2	(82)

Total	—	(84)	2	(82)

Total	41,938	9,080	(3,148)	47,870

c) Acquisitions

LanLogistics, Corp.

On September 25, 2002, the subsidiary LanLogistics, Corp., acquired an additional 40% ownership in its affiliate Skyworld International Couriers, Inc., thereby increasing its participation to 100%. This acquisition was made through a service credit of ThUS$618 and the transfer of its 75% interest in SkyPost, Inc. The Company recorded goodwill associated with this transaction amounting to ThUS$5,117.

On July 31, and October 31, 2002, the subsidiary LanLogistics, Corp., paid ThUS$2,280 and ThUS$1,138, respectively, increase its ownership interest in its affiliate Lan Box, Inc. from 60% to 80%. The Company recorded goodwill associated with these transactions amounting to ThUS$1,134 in 2002 and ThUS$310 in 2003.

On February 20, 2001, LanLogistics, Corp., through its wholly-owned subsidiary Lan Box, Inc., acquired 100% ownership of SkyBox Services Corporation. This acquisition was made through a capital investment of ThUS$1,800 and the transferring of its 40% interest in Lan Box, Inc. The Company recorded goodwill associated with this transaction amounting to ThUS$903 in 2002.

Mas Investment Limited (Bahamas)

During January 2003, Mas Investment Limited (Bahamas), a wholly-owned subsidiary of Lan Cargo Overseas Limited (a subsidiary of Lan Chile Cargo S.A.), purchased 788,240 shares in Aerotransportes Mas de Carga S.A. for ThUS$788, increasing its ownership interest from 25% to 39.51%. Mas Investment Limited

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

(Bahamas) recorded goodwill amounting to ThUS$191 with this purchase. On March 28, 2002, Mas Investment Limited (Bahamas), took part in the share increase offering of its partner Aerotransportes Mas de Carga S.A. It invested ThUS$753 for 678,751 shares, maintaining its current ownership percentage of 25%.

In the same offering, Promotora Aérea Latinoamericana S.A., which is a consolidated subsidiary of Mas Investment Limited (Bahamas), took part in the share increase offering of the company Aerotransportes Mas de Carga S.A. in which it owns 75%. In order to maintain its ownership, it acquired 2,036,249 shares for ThUS$2,250.

On March 28, 2002, Mas Investment Limited (Bahamas), a subsidiary of Lan Cargo Overseas Limited, acquired 302,980 shares of Promotora Aérea Latinoamericana S.A. for ThUS$2,250. This transaction resulted in goodwill of ThUS$1,688.

Lan Cargo Overseas Limited

On April 3, 2002, Lan Cargo Overseas Limited purchased 550,000 shares of Vimalcor S.A., which is incorporated in the Oriental Republic of Uruguay for ThUS$400 representing a 50% ownership interest. Lan Cargo Overseas Limited recorded goodwill amounting to ThUS$310 with this purchase.

NOTE 10—ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

The advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	36,125	34,804
Deposits on aircraft leases	4,250	4,716
Other deposits	1,403	1,173

Total	41,778	40,693

NOTE 11—OTHER ASSETS

Other assets are summarized as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Unrealized losses on derivative contracts(1)	24,851	29,056
Loans to employees	1,514	2,380
Deposits related to aircraft to be purchased or leased and others	9,286	11,030

Total	35,651	42,466

(1)	The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 12—OTHER LIABILITIES AND PROVISIONS

Other liabilities are summarized as follows:

a) Other current liabilities

	At December 31,
	2003	2002
	(In thousands of US$)
Engine overhaul provision	56,302	61,106
Withholdings on employee salaries	28,740	15,897
Employee vacations	7,755	5,795
Lan Pass awards and Lan Corporate liability (frequent flyer mileage)	5,582	4,947
Accumulated losses in Florida West International Airways, Inc. and Puerto Montt Holding S.A. (See Note 9)	335	427
Income taxes payable	35	16
Others	9,824	13,099

Total	108,573	101,287

b) Provisions (long-term)

	At December 31,
	2003	2002
	(In thousands of US$)
Engine overhaul provision	65,420	54,342
Employee vacations	5,331	4,241
Employee severance	4,188	3,590

Total	74,939	62,173

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 13—INCOME TAX

a) Charges arising from income tax amounts to ThUS$481, ThUS$116 and ThUS$68 in 2003, 2002 and 2001, respectively, and has been determined based on current local tax legislation.

b) Deferred income taxes

At December 31, 2003, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	3,431	—	—	—
Provision for obsolescence of spare parts	2,499	—	—	—
Provision for vacations	1,144	850	—	—
Tax loss carryforwards	765	61,770	—	—
Others	4,315	639	—	—

Gross deferred tax assets	12,154	63,259	—	—

Prepaid expenses	—	—	3,901	1,355
Unearned income	—	—	—	6,401
Property and equipment	—	226	202	99,842
Others	—	—	13	3,563

Gross deferred tax liabilities	—	226	4,116	111,161

Less: Complementary accounts	—	(7,391)	—	(20,547)
Deferred tax assets valuation allowance	—	(7,498)	—	—

Total	12,154	48,596	4,116	90,614

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

At December 31, 2002, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	3,704	—	—	—
Provision for obsolescence of spare parts	1,744	—	—	—
Provision for vacations	1,714	—	—	—
Tax loss carryforwards	—	56,047	—	—
Others	2,139	681	—	—

Gross deferred tax assets	9,301	56,728	—	—

Prepaid expenses	—	—	3,970	467
Unearned income	—	—	—	4,084
Property and equipment	—	—	69	78,581
Others	—	—	47	3,949

Gross deferred tax liabilities	—	—	4,086	87,081

Less: Complementary accounts	—	(7,481)	—	(20,880)
Deferred tax assets valuation allowance	—	(5,445)	—	—

Total	9,301	43,802	4,086	66,201

c) Effect on results

	For the year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Current income tax expense	(481)	(116)	(68)
Deferred income tax expense	(17,861)	(6,890)	620

Total	(18,342)	(7,006)	552

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 14—BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a) Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

Company	Relationship	At December 31,
		2003	2002
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	189	189
Ultramar Agencia Marítima Ltda.	Common ownership	16	8
Florida West International Airways Inc.	Equity method investee	—	4,276
Lufthansa Lan Chile Technical Training S.A.	Equity method investee	212	—
Lan Chile Investments Limited and subsidiaries(1)	Equity method investee	—	87
Flight Training Center Chile S.A.	Equity method investee	—	105

Total		417	4,665

Current liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2003	2002
		(In thousands of US$)
Lufthansa Lan Chile Technical Training S.A.	Equity method investee	—	71
Lan Chile Investments Limited and subsidiaries(1)	Equity method investee	—	164
Concesionaria Chucumata S.A.	Equity method investee	8	—
Austral Sociedad Concesionaria S.A.	Equity method investee	8	—
Florida West International Airways Inc.	Equity method investee	347	—

Total		363	235

(1)	Consolidated in 2003.

Long-term assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2003	2002
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	262	64
Florida West International Airways Inc.	Equity method investee	—	217

Total		262	281

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Long-term liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2003	2002
		(In thousands of US$)
Ultramar Agencia Marítima Ltda.	Common ownership	573	684
Skypost, Inc.	Equity method investee	447	585
Florida West International Airways Inc.	Equity method investee	5	—

		1,025	1,269

b) The main transactions with related entities are summarized as follows:

Company	Relationship	Description of transaction	Amount
			2003	2002	2001
			(In thousands of US$)

LanLogistics, Corp and subsidiaries	Common ownership	Services provided Loans granted	— —	— —	2,609 10,327

Florida West International Airways Inc.	Equity method investee	Services provided Services received Jet fuel payments Interline collection	32,677 21,097 9,733 3,702	21,565 22,910 — —	10,736 26,638 — —

Aerotransportes Mas de Carga S.A. de C.V.	Equity method investee	Services provided Services received	— —	9,586 9,166	24,424 14,303

Inversiones Aeronáuticas and subsidiaries	Common ownership	Purchase of investments	—	—	2,100

San Alberto S.A. and subsidiaries	Common ownership	Services provided Services received Loans granted	— — —	— — —	6,495 4,992 1,900

Luis Ignacio Sierra Arriola	Common ownership	Purchase of investments	—	2,250	—

Inmobiliaria Parque San Luis Dos S.A.	Common ownership	Real estate transaction	7,270	—	—

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 15—LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

	Payable during the years	Interest rate at December 31, 2003	At December 31,
			2003	2002
		%	(In thousands of US$)
Loan in US dollars	2000-2011 (quarterly)	LIBOR+0.2219	251,237	277,458
Loan in US dollars	2000-2005 (biannually)	LIBOR+1.4	3,000	4,499
Loan in US dollars	2001-2012 (quarterly)	LIBOR+0.2219	66,095	71,317
Loan in US dollars	2001-2013 (quarterly)	LIBOR+0.2538	158,660	168,584
Loan in US dollars	2002-2014 (quarterly)	LIBOR+0.9645	133,595	139,069
Loan in US dollars	2002-2003 (quarterly)	LIBOR+1.6	9,327	9,872
Loan in US dollars	2001-2003 (monthly)	8.66	—	92
Loan in US dollars	2002-2004 (biannually)	1.81	910	2,736
Loan in US dollars	2005	6.5	—	476

Total			622,824	674,103

Less—current portion			63,155	61,373

Long-term portion			559,669	612,730

Scheduled payments of long-term loans from financial institutions at December 31, 2003 are as follows:

Payments during the years ended December 31,	(In thousands of US$)
2005	71,269
2006	64,245
2007	67,660
2008	71,081
2009-2012	254,494
2013-2014	30,920

Total	559,669

NOTE 16—SECURITIZATION OBLIGATION

Effective March 30, 1999, the Company signed a contract with Pelican Finance Ltd. for the securitization of future credit card receivables aggregating ThUS$60,000 originating from certain ticket agents in the United States. At December 31, 1999, the Company had received the entire proceeds of ThUS$60,000 which were reported as a securitization obligation on the balance sheet. The terms of this contract are for the years 2001 and 2006 with an annual financial cost of 6.82%.

On August 22, 2002, the Company signed a new securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$40,000. The terms of this contract are for the years 2006 and 2009 with an annual financial cost of 6.96%. At December 31, 2002, the Company had received the entire proceeds of ThUS$40,000 which were reported as a securitization obligation on the balance sheet.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

The principal is payable as follows:

Payments during the years Ended December 31,	(In thousands of US$)
2005	12,908
2006	11,817
2007	11,971
2008	12,826
2009	6,752

Subtotal	56,274
Current portion—2004	12,064

Total	68,338

NOTE 17—LEASING OBLIGATIONS

As indicated in Note 8, at December 31, 2003, the Company financed thirty-one jet aircraft pursuant to operating leases and one jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003, were as follows:

Payable during the year ending December 31,	Operating leases (aircraft)	Capital leases
	(In thousands of US$)
2004	124,362	4,360
2005	116,485	7,267
2006	111,148	—
2007	93,043	—
2008	88,771	—
2009-2013	325,093	—
2014-2018	10,607	—

Total minimum lease payments	869,509	11,627

Less: Amount representing interest		(548)
Present value of minimum lease payments		11,079
Less: Current portion of obligation		(3,995)

Long-term portion of leasing obligations		7,084

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 18—SHAREHOLDERS’ EQUITY

a) Changes in Shareholders’ equity

The changes in shareholders’ equity during 2001, 2002 and 2003 were as follows:

				Retained earnings
	Number of shares	Common stock	Reserves	(Deficit) in development period of subsidiary	Accumulated earnings	Interim dividends	Net income for the year	Total
	(In thousands of US$ except Number of shares)
Balances at December 31, 2000	318,909,090	134,303	2,620	(872)	113,919	(9,998)	48,386	288,358
Transfer to accumulated earnings	—	—	—	—	38,388	9,998	(48,386)	—
Final dividends paid	—	—	—	—	(4,515)	—	—	(4,515)
Deficit in development period of subsidiary	—	—	—	(6,153)	—	—	—	(6,153)
Net income for the year 2001	—	—	—	—	—	—	10,842	10,842

Balances at December 31, 2001	318,909,090	134,303	2,620	(7,025)	147,792	—	10,842	288,532

Transfer to accumulated earnings	—	—	—	—	10,842	—	(10,842)	—
Final dividends paid	—	—	—	—	(1,407)	—	—	(1,407)
Deficit in development period of subsidiary	—	—	—	(113)	—	—	—	(113)
Interim dividends	—	—	—	—	—	(8,958)	—	(8,958)
Net income for the year 2002	—	—	—	—	—	—	30,808	30,808

Balances at December 31, 2002	318,909,090	134,303	2,620	(7,138)	157,227	(8,958)	30,808	308,862

Transfer to accumulated earnings	—	—	—	7,138	14,712	8,958	(30,808)	—
Final dividends paid	—	—	—	—	(4,854)	—	—	(4,854)
Interim dividends	—	—	—	—	—	(34,999)	—	(34,999)
Net income for the year 2003	—	—	—	—	—	—	83,555	83,555

Balances at December 31, 2003	318,909,090	134,303	2,620	—	167,085	(34,999)	83,555	352,564

b) Capital

The authorized and paid-in capital of the Company is ThUS$134,303 at both December 31, 2002 and 2003 and corresponds to 318,909,090 shares without par value.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

c) Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64

Total	2,620	2,620

These reserves are not distributable and may only be used for capitalization of the Company.

d) Dividends

At the Annual General Meeting held on April 26, 2001, the shareholders agreed to distribute a final dividend of ThUS$4,515 (US$0.01416 per share) with respect to net income for 2000.

At the Annual Shareholders’ Meeting held on April 26, 2002, the shareholders agreed to distribute a final dividend of ThUS$1,407 (US$0.00442 per share) with respect to net income for 2001.

At a meeting of the Board of Directors held on December 26, 2002, the directors agreed to distribute an interim dividend of ThUS$8,958 (US$0.02809 per share) with respect to net income for 2002.

At the Annual General Meeting held on April 25, 2003, the shareholders agreed to distribute a final dividend of ThUS$13,812 (US$0.043309 per share) with respect to net income for 2002, considering an interim dividend of ThUS$8,958 (US$0.028099 per share). These dividends of ThUS$4,854 (US$0.01521 per share) were paid during May, 2003.

At an extraordinary meeting of the Board of Directors held on August 1, 2003, the directors agreed to distribute an interim dividend of ThUS$11,583 (US$0.03632 per share) with respect to net income for 2003.

At a meeting of the Board of Directors held on October 26, 2003, the directors agreed to distribute an interim dividend of ThUS$23,416 (US$0.073425 per share) with respect to net income for 2003.

e) Majority shareholders

The majority shareholders of the Company at December 31, 2003, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Comandita por acciones	31.80
Axxion S.A.	20.64
Tres Mares S.A.	15.05
Inversiones Santa Cecilia S.A.	5.83
Inversiones Santa Blanca S.A.	3.91
Comercial Los Lagos Limitada	3.90

Total	81.13

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 19—OPERATING EXPENSES

Wages and benefits are summarized as follows:

	At December 31,
	2003	2002	2001
	(In thousands of US$)
Flight personnel	66,418	58,611	55,325
Maintenance personnel	26,702	23,980	23,808
Ground personnel	53,873	49,043	50,731
Administrative and corporate employees	93,931	83,644	73,157

Total	240,924	215,278	203,021

Other operating expenses include general and administrative expenses of ThUS$81,173 in 2003, ThUS$88,132 in 2002 and ThUS$65,006 in 2001.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$11,550 in 2003, ThUS$9,001 in 2002 and ThUS$13,693 in 2001.

NOTE 20—OTHER INCOME (EXPENSE)—NET

Other income (expense)—net for each year are summarized as follows:

	For the year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Non-operating income:
Swap fuel contracts	12,302	—	—
Foreign currency transactions (net)	12,103	—	—
Earnings on investments (equity method)	275	125	196
Proportionate share of gain on sale of shares by SITA Foundation	—	—	5,997
Income from financial advisory services and others	485	23,555	5,001
Other	6,534	4,139	4,043

Total	31,699	27,819	15,237

	For the year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Non-operating expenses:
Swap fuel contracts	—	(5,454)	(10,526)
Amortization of goodwill	(3,272)	(3,150)	(2,417)
Foreign currency transactions (net)	—	(4,699)	(3,816)
Losses on investments (equity method)	(951)	(480)	(686)
Non-recurring indemnities paid to employees	(1,121)	—	(5,540)
Other	(2,232)	(850)	(634)

Total	(7,576)	(14,633)	(23,619)

Other income (expense)—net	24,123	13,186	(8,382)

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

During 2001, the Company made the decision to reduce its operations by approximately 10%, with the most substantial reduction being in flights to the United States due to the aftermath of the September 11 terrorist attacks. In connection with the reduction in service, the Company reduced its workforce by approximately 7%, resulting in non-operating expenses of ThUS$5,540 due to the payment of indemnities to terminated employees during 2001. These costs represent the termination of 761 maintenance, cabin crew and administrative employees during the year. Additional payments, due to employee claims resulting from these actions were paid during 2003.

The Company is a member of the SITA Foundation, whose principal asset was its equity interest in Equant, N.V., an international data network services company.

In June 2001, SITA exchanged the total amount of its outstanding shares in Equant for shares in France Telecom. In July 2001, SITA sold its interest in France Telecom and distributed the proceeds on a pro-rata basis to members, resulting in a distribution to the Company of ThUS$6,044, of which ThUS$5,997 was recorded as a non-operating gain for the year ended December 31, 2001. The Company’s contribution to SITA is recorded at cost and is not significant.

NOTE 21—COMMITMENTS AND CONTINGENCIES

At December 31, 2002 and 2003, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

Type of Guarantee	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
	Type	Book Value	2003	2002
Mortgage and pledge	Aircraft and motors	687,900	609,587	656,428
Mortgage	Building	9,594	9,327	9,873
Pledge	Motors	6,916	3,000	4,499
Pledge	Spare parts	559	—	—
Pledge	Rental sublease contract	—	103,438	114,220
Co-signer	Rental contract	—	3,500	3,500
Pledge	Rental contract	—	133,595	139,068

Indirect Guarantees:

The Company guaranteed a ThUS$3,500 letter of credit dated April 26, 2001, granted in favor of Alcyone FSC Corporation (“Alcyone”) due to an Aircraft Lease Agreement (“Lease”) between Lan Chile Cargo S.A. (“Lan Cargo”) and Alcyone. The Company guarantee is valid until the lease expiration date (November 1, 2006) and was required by Alcyone, the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

Commitments

On March 19, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft is

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

ThUS$840,000. This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft. In August 1999, the Company entered into another agreement to purchase seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). The estimated maximum cost for these seven aircraft is ThUS$700,000. At December 31, 2003, the remaining commitment for the purchase of four A319 and three A340 aircraft amounted to ThUS$468,000.

During November 2003, Lan Chile S.A. agreed with Airbus Industries and a bank syndicate led by Credit Lyonnais to cancel the delivery of one Airbus A340 aircraft which was scheduled for 2004. At the same time, Lan Chile S.A. exercised call options for three Airbus A319 aircraft.

In order to guarantee its obligations related to the leasing and maintenance of aircraft, Lan Chile Cargo S.A. has issued stand-by letters of credit for ThUS$6,250 with expiration dates ranging from April 2004 to October 2004.

Contingencies

At December 31, 2003, the Company was a defendant in five labor disputes filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1999, 2000, 2001, and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At December 31, 2003, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by Lan Chile to finance the Boeing 767 aircraft that are financed by the Export-Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

The loan agreements with Dresdner Bank Lateinamerika A.G. and BBVA - Banco Bhif have placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

As a result of the various contracts entered into by the Company to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As of December 31, 2003, the Company was in compliance with all covenants.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

NOTE 22—FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2003	2002
	(In thousands of US$)
Assets denominated in:
Chilean pesos	86,981	65,567
Other currencies	37,421	20,608

Total	124,402	86,175

Liabilities denominated in:
Chilean pesos	33,698	41,276
Other currencies	9,485	7,618

Total	43,183	48,894

NOTE 23—SEGMENT REPORTING

The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available that is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company considers that it has one reportable segment. The Company’s operating revenues by geographic region are summarized below:

	Year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Domestic (Chile)	294,076	278,040	248,613
North America	831,832	816,060	818,521
South America (excluding Chile)	342,223	145,058	134,473
Europe	134,177	182,796	203,038
Pacific	36,492	30,480	23,696

Total	1,638,800	1,452,434	1,428,341

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 24—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

a) Deferred income tax

As discussed in Note 13, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 n) below and certain disclosures required under FAS 109 are set forth under paragraph 2 b) below.

b) Goodwill

Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, “Goodwill and Other Intangible Assets” establishes the following:

•	The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.

•	The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

•	Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually.

•	All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization was ceased for US GAAP purposes beginning in 2002.

As discussed in Note 9, the company made a number of acquisitions in 2002 and 2003, these acquisitions were recorded pursuant to the book value purchase method for Chilean GAAP purposes. For the acquisitions in 2002 and 2003, there were no significant differences in the allocation of the purchase price or the determination of goodwill between the book value purchase method in accordance with Chilean GAAP and the purchase accounting method required pursuant to SFAS No. 141 in accordance with US GAAP. The companies acquired are not material to the consolidated financial position of the Company and therefore, pro forma financial statements showing the effect on operations as if the acquisitions had been completed at the beginning of the period are not presented.

For US GAAP purposes, the reversal of amortization of goodwill from the purchases made by the Company and the purchase accounting adjustments of conforming business acquisitions prior to June 30, 2001 to US GAAP are shown in paragraph 1 n) below. As a result of the annual impairment tests performed by the Company, no adjustment to the book value of goodwill was deemed necessary.

Under Chilean GAAP, the cost of an equity method investment is separated into an investment component (based on the purchase of the proportionate share of equity according to book values) and a goodwill component

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

(based on the difference between the amount paid and the proportional book value of the investment). Under US GAAP, these components are combined in one balance sheet caption as an investment, and goodwill is determined in a manner similar to a consolidated subsidiary based on proportionate ownership. No disclosure has been presented of the effect of the reclassification between goodwill as determined under Chilean GAAP for equity method investments and goodwill determined under US GAAP as the effect of this reclassification is not significant.

The effects of reclassifying negative goodwill for the acquisitions in 2003 and 2002 as determined under Chilean GAAP to proportionately reduce the values assigned to the non-current assets acquired in accordance with US GAAP are not significant.

c) Revaluation of property and equipment

As mentioned in Note 2 k), certain property and equipment are valued in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for each year, are shown below under paragraph 1 n).

d) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in 1 n) below to recognize the corresponding decrease in net equity at December 31 of each year for the difference between the minimum dividend and interim dividends paid during the year. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2003, the full amount of the required dividend was declared as an interim dividend and recorded by the Company.

e) Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are recorded as a reserve which forms part of shareholders’ equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations are charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income under paragraph 1 n) below. No disclosure of the effect of consolidation of such subsidiaries has been made because the effects are not significant. During the year ended December 31, 2003 there were no unconsolidated developmental stage majority-owned subsidiaries.

f) Equity method of accounting

As mentioned in Note 21), for Chilean GAAP purposes, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 10% and 50% of the voting

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

stock of the investee. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 is discussed in more detail under paragraph 2g) below.

Relative to the Company’s investments in related companies, there are no differences in the application of the equity method or consolidation between Chilean GAAP and US GAAP.

g) Monetary correction of subsidiaries

As indicated in Note 2 d), the Chilean peso financial statements of certain of the Company’s Chilean subsidiaries are restated through the application of price-level restatements in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the National Institute of Statistics. The financial statements of such Chilean subsidiaries are then remeasured to US dollars at the exchange rates prevailing on December 31 of each year.

The inclusion of price-level restatements when the US dollar is the reporting currency is not permitted under US GAAP. However, in the case of the Company, the effects of including price-level restatement at the subsidiary level are not significant and accordingly the effects of reversing the price-level restatement are not included in the reconciliation of net income and net equity accounts to US GAAP in paragraph 1 n) below.

h) Investment securities

Under Chilean GAAP, investments in bonds held by the Company are carried at the lower of cost plus accrued interest or market value and government securities. Under Chilean GAAP, mutual funds are stated at market value based on year-end quoted values and unrealized gains and losses are recorded in the current year Consolidated Statement of Income. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

•	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

The Company’s investments in bonds and government securities are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds and government securities is included in the reconciliation

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

of reported Net income to Comprehensive income (loss) in accordance with US GAAP in paragraph 1 n) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

i) Presentation in Statement of cash flows

Under Chilean GAAP, payments of leasing obligations subsequent to the date of purchase are treated in the Consolidated Statement of Cash Flows as additions of property and equipment and classified as cash outflows from investing activities. Under US GAAP, incurring directly-related debt to the seller of property and equipment is a financing transaction and subsequent payments of principal on that debt are thus considered to be cash outflows from financing activities.

As a result of these differences, the Consolidated Statement of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2003	2002	2001
	(In thousands of US$)
Net cash (used in) provided by financing activities under Chilean GAAP	(117,050)	64,663	189,510
Loans repaid	(3,899)	(22,869)	(9,089)

Net cash (used in) provided by financing activities under US GAAP	(120,949)	41,794	180,421

Net cash (used in) investing activities under Chilean GAAP	(120,353)	(118,720)	(342,852)
Acquisitions of property and equipment	3,899	22,869	9,089

Net cash (used in) investing activities under US GAAP	(116,454)	(95,851)	(333,763)

j) Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2003, 2002 and 2001 are classified as Other income (expense) — net whereas under US GAAP they would be classified as a component of Operating income and would not be expensed under US GAAP:

	Year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Non-operating income:
Swap fuel contracts	12,302	—	—

	12,302	—	—

Non-operating expenses:
Swap fuel contracts	—	5,454	10,526
Non-recurring indemnities paid to employees	1,121	—	5,540

	11,181	5,454	16,066

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

k) Internal use software

As mentioned in Note 2 k), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not significant and accordingly, these costs are not included in the reconciliation to US GAAP of net income and net equity accounts in paragraph 1 n) below.

l) Recognition of tax loss carryforwards

At December 31, 2000, Lan Perú had tax loss carryforwards of ThUS$7,590 resulting in a deferred tax asset of ThUS$2,326. A valuation allowance of ThUS$2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and Lan Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Perú had taxable income and utilized ThUS$1,673 of the deferred tax asset, leaving a balance of ThUS$653 which is now expected to be realized in future years. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill. As a result, the US GAAP reconciliation in paragraph 1 n) below includes an adjustment to decrease goodwill on the purchase of Lan Perú in 2001 by ThUS$488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$2,326 recognized in 2001.

m) Derivative financial instruments

The Company uses interest rate swap and cap agreements to reduce its exposure from variable interest bearing liabilities and commitments, and has entered into a treasury rate lock contract in order to hedge exposure of changes in the treasury rate. It also enters into commodity (jet fuel and West Texas intermediate) swap and call contracts to fix the price for a given quantity of the aforementioned commodity, and “costless collars” which are a combination of call and put options so as to ensure a price range for jet fuel. In order to reduce the impact of foreign exchange rate fluctuations, the Company enters into foreign exchange hedge contracts.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (TB 57). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Contracts to cover recognized assets or liabilities or an unrecognized firm commitment act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

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

Contracts to cover forecasted transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (a cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

As indicated below in paragraph 2 f), the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The effect of the differences in accounting for derivative financial instruments under Chilean and US GAAP is included in paragraph 1 n) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 f).

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

n) Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	83,555	30,808	10,842
Deferred income tax provision (par. 1 a)	(18)	305	(1,040)
Purchase accounting adjustments of property and equipment on Lan Chile Cargo S.A acquisition (par. 1 b)	(64)	(64)	(1,622)
Reversal of depreciation of the revaluation from technical appraisal of property and equipment (par. 1 c)	30	6	17
Deficit during development period of certain subsidiaries (par. 1 e)	—	(113)	(6,153)
Reversal of utilization of tax loss carryovers in Lan Perú (par. 1 l)	—	—	(488)
Fair value of derivative not considered to be a hedge (par. 1 m and par. 2 f)	1,531	381	(2,326)
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 m and par. 2 f)	453	156	(156)
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 m and par. 2 f)	59	(383)	—
Effect of goodwill adjustments and reversal of amortization (par. 1 b)	3,267	3,148	1,951

Net income in accordance with US GAAP	88,813	34,244	1,025

Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate swaps (par. 1 m and par. 2 f)	8,298	(21,517)	(10,873)
Jet fuel swaps (par. 1 m and par. 2 f)	9,719	20,169	(14,890)
Treasury rate lock (par. 1 m and par. 2 f)	471	(3,063)	—
Unrealized gain on investment	77	—	—

Other comprehensive income (loss) before taxes	18,565	(4,411)	(25,763)
Income tax benefit related to items of other comprehensive income (par. 1 a)	(3,156)	905	4,225

Comprehensive income (loss) in accordance with US GAAP	104,222	30,738	(20,513)

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	352,564	308,862	288,532
Deferred income tax provision (par. 1 a)	(13,086)	(13,068)	(13,373)
Purchase accounting adjustments of property and equipment arising from Lan Chile Cargo S.A. acquisition (par. 1 b)	620	684	748
Reversal of the revaluation of property and equipment (par. 1 c)	—	(30)	(36)
Minimum dividend required by law, determined in accordance with Chilean GAAP (par. 1 d)	—	(250)	(1,407)
Reversal of utilization of tax loss carryovers in Perú (par. 1 l)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 m and par. 2 f)	(414)	(1,945)	(2,326)
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 m and par. 2 f)	453	—	(156)
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization) (par. 1 m and par. 2 f)	(324)	(383)	—
Effect of goodwill adjustments and reversal of amortization (par. 1 b)	(6,198)	(9,465)	(12,613)

Total Shareholders’ Equity in accordance with US GAAP	333,127	283,917	258,881

Accumulated other comprehensive income (loss)	(25,044)	(21,538)	—
Other comprehensive income (loss)	15,409	(3,506)	(21,538)

Accumulated other comprehensive income (loss) in accordance with US GAAP	(9,635)	(25,044)	(21,538)

Total shareholder’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	323,492	258,873	237,343

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands of US$
Balance at December 31, 2000	259,538
Reversal of accrued minimum dividend at December 31, 2001	4,240
Distribution of final 2000 dividend	(4,515)
Accrued minimum dividend at December 31, 2001	(1,407)
Other comprehensive loss:
Loss from fair value of cash flow hedges	(25,763)
Income tax benefit related to items of other comprehensive loss	4,225
Net income for the year	1,025

Balance at December 31, 2001	237,343

Balance at December 31, 2001	237,343
Reversal of accrued minimum dividend at December 31, 2001	1,407
Distribution of final 2001 dividend	(1,407)
Distribution of interim 2002 dividend	(8,958)
Accrued minimum dividend at December 31, 2002	(250)
Other comprehensive loss:
Loss from fair value of cash flow hedges	(4,411)
Income tax benefit related to items of other comprehensive loss	905
Net income for the year	34,244

Balance at December 31, 2002	258,873

Balance at December 31, 2002	258,873
Reversal of accrued minimum dividend at December 31, 2002	250
Distribution of final 2002 dividend	(4,854)
Distribution of interim 2003 dividend	(34,999)
Other comprehensive loss:
Loss from fair value of cash flow hedges	18,488
Unrealized gain on investment	77
Income tax benefit related to items of other comprehensive loss	(3,156)
Net income for the year	88,813

Balance at December 31, 2003	323,492

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

2. Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a) Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Earnings per share under Chilean GAAP	0.26	0.10	0.03
Basic and diluted earnings per share under US GAAP	0.28	0.11	0.00
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,909	318,909	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

b) Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under USGAAP (see paragraph 1g):

	Cost 2003	Gross Unrealized gains 2003	Gross Unrealized losses 2003	Fair Value 2003
	(In thousands of US$)
Bonds	60,117	—	77	60,194
Government securities	494	—	—	494

Total securities available for sale	60,611	—	77	60,688

At December 31, 2002, the Company had investment in bonds with an amortize cost amounting to ThUS$20,510. There was no difference between amortize cost and fair value at December 31, 2002.

c) Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Current income tax expense	(481)	(116)	(68)
Deferred income tax expense	(17,879)	(6,585)	(420)

Total provision under US GAAP	(18,360)	(6,701)	(488)

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Unearned income	(6,414)	(4,129)	(3,252)
Prepaid expenses	(5,256)	(4,437)	(3,716)
Property and equipment	(100,044)	(78,650)	(58,074)
Others	(3,563)	(3,951)	(1,011)

Gross deferred tax liabilities	(115,277)	(91,167)	(66,053)

Allowance for doubtful accounts	3,431	3,704	2,788
Tax loss carryforwards	62,535	56,134	37,749
Provision for vacations	1,994	1,714	1,482
Provisions for obsolescence of spare parts	2,499	1,744	3,016
Other	5,180	2,733	2,015

Gross deferred tax assets	75,639	66,029	47,050
Deferred tax assets valuation allowance	(7,498)	(5,445)	(4,271)

Net deferred tax liabilities	(47,136)	(30,583)	(23,274)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 16.5% (2003), 16% (2002) and 15% (2001) to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2003	2002	2001
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate	(17,683)	(6,612)	(228)
Increase (decrease) in rates resulting from:
Non-taxable income	923	559	340
Non-deductible items	(258)	(365)	(914)
Change in valuation allowance	(2,053)	(1,359)	(775)
International income tax differences	800	1,484	1,255
Increase in Chilean tax rates (effect on deferred income tax)	(225)	(405)	(217)
Other	136	(3)	51

Provision for income taxes at effective tax rates	(18,360)	(6,701)	(488)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

The Company and certain of the Chilean subsidiaries (principally Lan Chile Cargo S.A.) have tax loss carryforwards aggregating ThUS$318,005 at December 31, 2003 which have no expiration date. These tax losses have resulted in a deferred tax asset at that date of ThUS$53,889.

Lan Perú has tax loss carryforwards aggregating ThUS$188 at December 31, 2003 which have an expiration date of four years beginning in the first year that a loss is incurred. The loss was first incurred in 2000 and the subsidiary had taxable income in 2001. The related deferred tax asset was ThUS$51 at December 31, 2003.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

LanLogistics, Corp. and its subsidiaries have tax loss carryforwards aggregating ThUS$13,549 at December 31, 2003 which have expiration dates of seven years after the year of the loss. The related deferred tax asset is ThUS$4,593 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$7,612 at December 31, 2003 which have expiration dates between three and five years after the year of the loss. The related deferred tax asset is ThUS$1,903 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$2,947 at December 31, 2003 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$1,002 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$3,227 at December 31, 2003 which have expiration dates of seven years after the year of the loss. The related deferred tax asset was ThUS$1,097 at December 31, 2003.

d) Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2002 and 2003 for which it is practicable to estimate that value.

Cash, Time deposits and Marketable securities:

Cash, time deposits and marketable securities are stated at their carrying amount, which is equivalent to fair value.

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

Financial instruments:

The fair value of swap fuel contracts (used in hedging of fuel prices) is the estimated amount that the Company would receive or pay to terminate the agreements at the balance sheet date taking into account current fuel prices and the current creditworthiness of the counterparties.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

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

The estimated fair values of the Company’s financial instruments on a US GAAP basis are as follows:

	At December 31, 2003		At December 31, 2002
	US GAAP Carrying amount	Fair Value	US GAAP Carrying amount	Fair Value
	(In thousands of US$)
Cash	4,988	4,988	3,326	3,326
Time deposits	128,950	128,950	125,476	125,476
Marketable securities	85,025	85,102	30,619	30,619
Other current assets	113	113	7,682	7,682
Current portion of long-term loans	63,155	77,853	61,373	61,373
Current portion of other long-term obligations	16,059	16,059	15,184	15,184
Bank loans (long-term)	559,669	509,691	612,730	412,461
Other liabilities (long-term)	63,358	63,358	79,152	79,152

Financial instruments:
Interest rate swaps	(24,506)	(24,506)	(34,335)	(34,335)
Swap fuel contracts	15,451	15,451	5,279	5,279

e) Concentration of credit risk

The Company’s accounts receivable are generated primarily from airline ticket and cargo service sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the accounts receivable are generally short-term in duration. Accordingly, the Company does not believe that it is subject to any significant concentration of credit risk.

f) Financial instruments

    Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge); (3) a foreign currency fair value or cash flow hedge (a “foreign currency” hedge); (4) a hedge of a net investment in a foreign operation; or (5) an instrument that is held for trading or non-hedging purposes (a “trading” or “non-hedging” instrument). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable rate asset or liability are recorded in

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a foreign currency hedge is recorded in either current period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment account within other comprehensive income. Changes in the fair value of derivative trading and non-hedging instruments are reported in current period earnings.

Upon purchasing a financial instrument, the Company must determine whether a derivative instrument is “embedded” therein and if so, it must assess the economic characteristics of the embedded derivative to determine if they are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair value, cash flow, or foreign currency hedge or (2) a trading or non-hedging derivative instrument. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings, or if the Company could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the balance sheet at fair value and not be designated as a hedging instrument.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

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

    Derivative instruments and hedging activities

The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates, interest rates, and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

Financial instruments: fuel price risk management

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude and global political factors. In order to minimize the risk of jet fuel price fluctuations, the Company enters into derivative and option contracts in the jet fuel market or the West Texas intermediate (WTI) market. The decision to enter into hedge contracts in the jet fuel or WTI market depends on the relative price of each commodity at the supposed trade date.

The Company enters into swap, call and put option contracts in order to fix or limit (depending on the case) the price at a certain level for a given quantity of the above mentioned commodities. Pursuant to such contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts. These contracts are classified as cash flow hedges for US GAAP purposes and as forecasted transactions for Chilean GAAP purposes.

As of December 31, 2003, the Company had some ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end. This ineffectiveness was calculated as a correlation of the underlying asset prices against the average price of the total fuel purchases made by the company. As of December 31, 2003, this ineffectiveness amounted to ThUS$453, and was recorded in earnings for US GAAP purposes in 2003.

The Company’s swap, call and put contracts with banks and other entities hedged notional fuel purchases of 134.0 million gallons in 2003, 123.0 million gallons in 2002 and 137.0 million gallons in 2001. The realized results on such contracts were a net gain in 2003 of ThUS$12,302, a loss in 2002 of ThUS$5,454, and a loss in 2001 of ThUS$10,526. The fair value of the outstanding contracts was estimated to be an unrecognized gain of ThUS$15,451 at December 31, 2003 is included in Other comprehensive income (loss) for US GAAP purposes and an unrecognized gain of ThUS$5,279 at December 31, 2002, and a loss of ThUS$15,046 at December 31, 2001.

For Chilean GAAP purposes, gains and losses on the hedging contracts referred to above are recognized as a component of Other income (expense) — net when the underlying fuel being hedged is consumed. For US GAAP purposes, such gains and losses would be classified as Operating expenses under the caption Aircraft fuel when the fuel being hedged is consumed.

    Financial instruments: Interest rate risk management

In May 1999, the Company entered into an interest rate swap contract with a financial institution for a notional amount of ThUS$50,000 to convert from floating rate (LIBOR based) to fixed rate for a period of five years. Pursuant to the contract, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of the contract. The loss on the contract during 2003 was ThUS$1,531 and the fair value at December 31, 2003, was estimated at a loss of ThUS$414. This swap is not considered to qualify for a hedge relationship and accordingly is not designated as a hedge. Therefore, the fair value of the swap at December 31, 2003, of ThUS$(414) (ThUS$(1,945) at December 31, 2002) was charged to the results of operations for US GAAP purposes instead of as a charge to Other comprehensive income (loss) (see paragraph 1 n).

In May 2001, the Company also entered into six additional receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of US$330,608,000. Pursuant to these

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of each contract. There is no associated cost to these contracts. The critical terms of these swap contracts, namely notional amounts and dates, have been negotiated to match the terms of the designated variable-rate debt; therefore, there is no ineffectiveness. The fair value of these contracts as of December 31, 2003, was estimated at a loss of ThUS$22,840 (a loss of ThUS$32,390 as of December 31, 2002) which was recorded into Other comprehensive income for US GAAP reconciliation purposes.

For the period ended December 31, 2003, the Company realized a loss of ThUS$12,837 (a loss of ThUS$12,212 during 2002) on these swap contracts which is included in interest expense for both Chilean and US GAAP purposes.

During July 2003, the company entered into four interest rate cap contracts for a total notional amount of ThUS$127,753. The premium on three of these Caps was paid up-front in the amount of ThUS$4,930. The premium on the fourth cap will be paid in 16 quarterly payments. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at a loss of ThUS$1,150, has been recorded in Other comprehensive income (loss) in 2003 for US GAAP purposes.

During the same month, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on two aircraft received during the year. The fair value of these contracts at year end amounted to a loss of ThUS$102 and is recorded in Other comprehensive income (loss) in 2003 for US GAAP purposes. Under FAS 133, these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which the caps are calculated is different from the one used to determine the lease payments on the aircraft. However, this ineffectiveness is not recorded in earnings because it was not considered to be significant. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined. The premium on the caps will be paid in 12 and 16 quarterly payments.

At December 31, 2003, the Company had not received payment from any of the six aforementioned caps. The premium on the caps is being amortized throughout the term of each contract for Chilean and US GAAP purposes. For the year ended December 31, 2003, the Company amortized ThUS$199.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$45,000 in order to “lock in” a desired interest rate and hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables originating from certain ticket agents in the United States, as described in Note 16 to these financial statements. The contract was classified as a cash flow hedge of a forecasted transaction for US GAAP purposes and as a hedge of an forecasted transaction for Chilean GAAP purposes.

The forecasted transaction referred to above occurred on August 22, 2002. At that time the Company recognized a deferred loss of ThUS$3,622 under Chilean GAAP for the settlement of the Treasury rate lock contract. During 2002 and for US GAAP purposes, the Company recognized a net loss of ThUS$402, which represented the total ineffectiveness of the cash flow hedge of the forecasted securitization and debited Other comprehensive income for the remaining ThUS$3,219, which is being amortized over the life of the securitization contract (82 months). As of December 31, 2003, the Company recognized an amortization charge for this concept amounting to ThUS$471 under US GAAP (ThUS$157 during 2002). The deferred loss on the

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

hedging contract referred to above is included in the balance sheet under the captions Prepaid expenses and Other assets (current and non-current portions, respectively) and the corresponding amortization is included in Interest expense both for Chilean and US GAAP purposes. The effect of recording the ineffectiveness of cash flow hedge (net of amortization) in accordance with US GAAP is included in paragraph l n) above.

Financial instruments: foreign currency exchange rates

The company conducts business in local currencies in several countries and accordingly faces the risk of variation in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, Argentine peso, Mexican nuevo peso, Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on the Company because it has revenues and receivables denominated in those currencies. As a part of its risk management policy, the Company regularly monitors its exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of the foreign exchange rate fluctuations, the Company enters into foreign exchange hedging contracts. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date.

At December 31, 2003, the Company has two outstanding Argentine peso/US$ forward contracts for a notional amount of ThUS$3,500 each in order to hedge receivables denominated in that currency. In order to hedge exposure arising from Euro denominated investments, the Company entered into Euro/US$ forward contracts for a notional amount of ThUS$6,400.

The aforementioned contracts qualify as fair value hedges under Chilean and US GAAP accounting principles and no ineffectiveness has been determined to exist. The fair value of the contracts amounts to a loss of ThUS$289 and has been recorded in earnings at year end in accordance with Chilean GAAP.

Other information on derivative instruments

By using derivative financial instruments to hedge exposures to changes in exchange rates, interest rates, and jet fuel prices, the Company exposes itself to credit risk and market risk.

Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, does not assume repayment risk. The Company minimizes its credit (or repayment) risk in derivative instruments by (1) entering into transactions with high-quality counterparties (2) limiting the amount of its exposure to each counterparty, and (3) monitoring the financial condition of its counterparties. The Company also maintains a policy of requiring that derivative contracts be governed by an ISDA Master Agreement. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates, currency exchange rates, or jet fuel prices. The Company manages the market risk associated with interest rate, jet fuel price, and foreign-exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

g) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2003

were considered to be Other comprehensive income during 2003, 2002 and 2001 and the unrealized gain on available for sale securities has been included in 2003. Before 2001, the Company did not designate any of the derivative instruments as a hedge and therefore there were no cumulative effect adjustments in either earnings or other comprehensive income prior to 2001. See paragraph 1.n above for the effects included in the US GAAP reconciliation.

h) Recent Accounting Pronouncements

Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses consolidation by business enterprises of variable interest entities. Under this interpretation, certain entities known as Variable Interest Entities (“VIEs”) must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The Company has not entered into any new transactions subject to FIN 46 since February 1, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

LAN CHILE S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	At March 31,
	2004	2003
	(In thousands of US$)
ASSETS
CURRENT ASSETS
Cash	5,238	3,467
Time deposits	158,701	100,602
Marketable securities	92,596	31,260
Trade accounts receivable and other, net (Note 2)	159,287	147,216
Notes and accounts receivable from related companies (Note 5)	1,718	2,166
Inventories (Note 3)	34,251	33,904
Prepaid and recoverable taxes	12,608	8,641
Prepaid expenses	23,562	22,566
Deferred income tax assets	8,050	5,282
Other current assets	16,270	16,467

Total current assets	512,281	371,571

PROPERTY AND EQUIPMENT (net) (Note 4)	997,372	1,014,900

OTHER ASSETS
Investments in related companies	1,662	2,113
Goodwill	44,256	47,055
Notes and accounts receivable from related companies (Note 5)	343	462
Long-term accounts receivable	8,323	9,417
Advances for purchases of aircraft and other deposits	42,473	39,215
Other	39,964	40,301

Total other assets	137,021	138,563

Total assets	1,646,674	1,525,034

The accompanying Notes 1-6 are an integral part of these financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	At March 31,
	2004	2003
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term loans from financial institutions	63,710	61,690
Current portion of long-term leasing obligations	4,021	3,964
Securitization obligation	12,270	11,468
Dividends payable	208	19
Accounts payable	157,435	123,643
Notes payable	36	52
Notes and accounts payable to related companies (Note 5)	9	310
Air traffic liability	119,219	91,558
Other current liabilities	118,276	92,821

Total current liabilities	475,184	385,525

LONG-TERM LIABILITIES
Loans from financial institutions	549,777	600,653
Securitization obligation	53,128	65,398
Other creditors	29,338	34,575
Notes and accounts payable to related companies (Note 5)	921	1,164
Provisions	74,440	66,677
Obligations under capital leases	6,091	9,926
Deferred income tax liabilities	53,376	27,101

Total long-term liabilities	767,071	805,494

MINORITY INTEREST	3,733	3,585

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ EQUITY
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	263,763	193,507

Total shareholders’ equity	400,686	330,430

Total liabilities and shareholders’ equity	1,646,674	1,525,034

The accompanying Notes 1-6 are an integral part of these financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	For the three months ended March 31,
	2004	2003
	(In thousands of US$)
OPERATING RESULTS
Operating revenues	491,900	395,846
Operating expenses	(428,927)	(369,582)

Operating income	62,973	26,263

OTHER INCOME AND EXPENSES
Interest income	2,192	1,263
Interest expense	(9,393)	(10,056)
Other income (expense)—net	2,806	8,595

Total other income (expense)	(4,395)	(198)

Income before minority interest	58,578	26,065
Minority interest	210	185

Income before income taxes	58,788	26,250
Income taxes	(10,666)	(4,639)

NET INCOME	48,122	21,611

The accompanying Notes 1-6 are an integral part of these financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the three months ended March 31,
	2004	2003
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	465,755	362,441
Interest income	2,218	334
Other income received	7,072	6,518
Payments to suppliers and personnel	(397,658)	(347,565)
Interest paid	(8,911)	(10,416)
Income tax paid	(22)	(200)
Other expenses paid	(619)	(2,149)
Value-added tax and similar payments	(7,177)	(4,125)

Net cash provided by operating activities	60,658	4,838

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	2,817	11,088
Dividend payments	(7)	(8,984)
Loans repaid	(12,100)	(22,106)
Other	(3,024)	(3,696)

Net cash used in financing activities	(12,314)	(23,698)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(11,272)	(12,639)
Proceeds from sales of property and equipment	751	6,789
Sale of investments	11,952	928
Other	(12,162)	(290)

Net cash used in investing activities	(10,731)	(5,212)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,613	(24,072)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	157,752	159,401
CASH AND CASH EQUIVALENTS AT END OF PERIOD	195,365	135,329

The accompanying Notes 1-6 are an integral part of these financial statements.

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

(unaudited)

	For the three months ended March 31,
	2004	2003
	(In thousands of US$)
NET INCOME	48,122	21,611

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	16,841	17,753
Gain on sales of investments	—	(62)
Gain on sales and retirements of property and equipment	(243)	(3,431)
Proportional share of results of equity method investments	(33)	1
Amortization of goodwill	816	817
Minority interest	(210)	(185)
Write-offs and provisions	5,182	3,659
Foreign exchange losses/(gains)	3,353	278
Other	139	59

CHANGES IN ASSETS AND LIABILITIES
Decrease (increase) in accounts receivable—trade	2,990	(134,622)
(Increase) decrease in inventories	(876)	1,452
(Increase) decrease in other assets	(3,976)	3,598
Increase (decrease) in accounts payable	(25,202)	91,525
Increase in other liabilities	13,755	2,385

Net cash provided by operating activities	60,658	4,838

The accompanying Notes 1-6 are an integral part of these financial statements.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT MARCH 31, 2004

(unaudited)

NOTE 1—THE COMPANY

Management of Lan Chile S.A. and certain subsidiaries (the “Company”) has prepared the accompanying condensed consolidated financial statements as of and for the three months ended March 31, 2004 and 2003 pursuant to the rules and regulations of the Chilean Superintendency of Securities and Insurance (the “Superintendency”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Chile have been condensed or omitted. The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2003.

In the opinion of management, the accompanying condensed consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2004 and 2003, and condensed consolidated statement of income and cash flow for the three months ended March 31, 2004 and 2003.

The preparation of financial statements in accordance with accounting principles generally accepted in Chile requires management to make estimates and assumptions that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates.

NOTE 2—ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	At March 31,
	2004	2003
	(In thousands of US$)
Accounts receivable	133,421	119,672
Notes receivable	5,253	4,670
Sundry debtors	20,613	22,874

Total	159,287	147,216

Accounts receivable are shown net of an allowance for bad debts of ThUS$23,157 at March 31, 2004 and ThUS$24,379 at March 31, 2003.

NOTE 3—INVENTORIES

Inventories are summarized as follows:

	At March 31,
	2004	2003
	(In thousands of US$)
Spare parts and materials used for third party maintenance	32,352	32,322
Duty-free inventories	1,899	1,582

Total	34,251	33,904

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT MARCH 31, 2004

(unaudited)

NOTE 4—PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a) Property and equipment

Property and equipment are summarized as follows:

	At March 31,
	2004	2003
	(In thousands of US$)
Flight equipment:
Boeing 767-200ER aircraft under capital lease	70,574	70,574
Boeing 737-200ADV aircraft	50,963	50,865
Boeing 767-300ER aircraft	239,436	238,051
Boeing 767-300F freighter aircraft	428,133	428,133
Airbus A-320 aircraft	142,469	141,888
DC-8 aircraft	3,408	3,551
Engines and rotating parts	165,376	156,312
Spare parts	5,264	6,026
Other	37,912	29,105

Land and buildings:
Land	10,739	9,597
Buildings	57,051	52,761
Other installations	20,336	16,790
Construction in progress	1,839	779

Other fixed assets:
Communication and computer equipment	69,464	61,279
Furniture and office equipment	13,806	15,471
Equipment under capital leases	795	1,100
Other	8,961	10,853

Incremental value arising from technical appraisals of owned assets	—	437

Property and equipment (gross)	1,326,526	1,293,572
Less: Accumulated depreciation	(329,154)	(278,672)

Property and equipment (net)	997,372	1,014,900

Included in property and equipment at March 31, 2004 and 2003 are ThUS$71,369 and ThUS$71,674 of equipment under capital leases with accumulated depreciation aggregating ThUS$45,647 and ThUS$42,540, respectively.

Depreciation expense for the three months ended March 31, 2004, 2003 and 2002 amounted to ThUS$16,841, ThUS$17,753 and ThUS$15,074, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$15,837 at March 31, 2004 and ThUS$11,522 at March 31, 2003.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT MARCH 31, 2004

(unaudited)

b) Fleet composition

At March 31, 2004, the fleet of the Company consists of 60 aircraft, of which 28 aircraft are owned by the Company and 32 aircraft are leased under operating leases.

Aircraft owned by the Company:

			At March 31,
Aircraft	Model	Use	2004	2003
Boeing 737*	200ADV	Passenger/Freight	12	13
Boeing 737	200ADV	Freight	1	0
Boeing 767	300ER	Passenger/Freight	3	3
Boeing 767	300F	Freight	5	5
Boeing 767**	200ER	Passenger/Freight	1	1
Airbus A-320	200	Passenger/Freight	4	4
DC-8	71-F	Freight	1	1
DC-8	61-F	Freight	1	1

Total owned			28	28

*	One of these aircraft is leased to Southern Winds S.A. under a contract beginning October, 2002.
**	Acquired under a capital lease and subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996 and expiring in the year 2005.

Leased aircraft:

			At March 31,
Aircraft	Model	Use	2004	2003
Boeing 767	300ER	Passenger/Freight	9	7
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger/Freight	6	7
Airbus A 319	100	Passenger/Freight	2	—
Airbus A 320	200	Passenger/Freight	10	10
Airbus A 340	300	Passenger/Freight	4	4

Total leased			32	29

Total owned and leased			60	57

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT MARCH 31, 2004

(unaudited)

NOTE 5—BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a) Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At March 31,
Company	Relationship	2004	2003
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	189	189
Ultramar Agencia Marítima Ltda.	Common ownership	16	6
Choice Air Courier del Perú S.A.	Equity method investee	—	22
Florida West International Airways Inc.	Equity method investee	1,202	1,561
Lufthansa Lan Chile Technical Training S.A.	Equity method investee	311	56
Lan Chile Investments Limited and subsidiaries	Equity method investee	—	320
Flight Training Center Chile S.A.	Equity method investee	—	12

Total		1,718	2,166

Current liabilities

Notes and accounts payable to related companies:

		At March 31,
Company	Relationship	2004	2003
		(In thousands of US$)
Lan Chile Investments Limited and subsidiaries	Equity method investee	—	310
Concesionaria Chucumata S.A.	Equity method investee	1	—
Austral Sociedad Concesionaria S.A.	Equity method investee	5	—
Choice Air Courier del Perú S.A.	Equity method investee	3	—

Total		9	310

Long-term assets

Notes and accounts receivable from related companies:

		At March 31,
Company	Relationship	2004	2003
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	343	—
Florida West International Airways Inc.	Equity method investee	—	462

Total		343	462

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT MARCH 31, 2004

(unaudited)

Long-term liabilities

a) Notes and accounts payable to related companies:

		At March 31,
Company	Relationship	2004	2003
		(In thousands of US$)
Ultramar Agencia Marítima Ltda.	Common ownership	468	594
Skypost, Inc.	Equity method investee	445	570
Florida West International Airways Inc.	Equity method investee	8	—

		921	1,164

b) The main transactions with related entities are summarized as follows:

			Amount
Company	Relationship	Description of transaction	2004	2003	2002
			(In thousands of US$)
LanLogistics, Corp and subsidiaries	Common ownership	Loans granted	—	—	1,528

Florida West International Airways Inc.	Equity method investee	Services provided	5,300	5,278	4,551
		Services received	4,692	7,322	5,396
		Jet fuel payments	275	1,348	—
		Other payments	2,736	1,358	1,434

Aerotransportes Mas de Carga S.A. de C.V.	Equity method investee	Services provided	—	—	6,050
		Services received	—	—	3,777

Inmobiliaria Parque San Luis Dos S.A.	Common ownership	Real estate transaction	7,270	—	—

NOTE 6—COMMITMENTS AND CONTINGENCIES

At March 31, 2004 and 2003, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

Type of Assets Pledged as Collateral			Amount outstanding at Balance sheet date
Guarantee	Type	Book Value	2004	2003
Mortgage and pledge	Aircraft and motors	680,066	600,359	644,789
Mortgage	Building	9,548	9,193	9,735
Pledge	Motors	6,871	3,020	4,531
Pledge	Spare parts	514	—	—
Pledge	Rental sublease contract	—	103,438	114,220
Co-signer	Rental contract	—	3,500	3,500
Pledge	Rental contract	—	133,595	139,068

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT MARCH 31, 2004

(unaudited)

Indirect Guarantees:

The Company guaranteed a ThUS$3,500 letter of credit dated April 26, 2001, granted in favor of Alcyone FSC Corporation (“Alcyone”) due to an Aircraft Lease Agreement (“Lease”) between Lan Chile Cargo S.A. (“Lan Cargo”) and Alcyone. The Company guarantee is valid until the lease expiration date (November 1, 2006) and was required by Alcyone, the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

Commitments

On March 19, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft is ThUS$840,000. This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft. In August 1999, the Company entered into another agreement to purchase seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). The estimated maximum cost for these seven aircraft is ThUS$700,000. At March 31, 2004, the remaining commitment for the purchase of four A319 and three A340 aircraft amounted to ThUS$468,000.

During November 2003, Lan Chile S.A. agreed with Airbus Industries and a bank syndicate led by Credit Lyonnais to cancel the delivery of one Airbus A340 aircraft which was scheduled for 2004. At the same time, Lan Chile S.A. exercised call options for three Airbus A319 aircraft.

In order to guarantee its obligations related to the leasing and maintenance of aircraft, Lan Chile Cargo S.A. has issued stand-by letters of credit for ThUS$6,250 with expiration dates ranging from April 2004 to October 2004.

Contingencies

At March 31, 2004, the Company was a defendant in a suit filed by the Administrative Authority of Rio de Janeiro, Brazil, requesting the payment of value added tax (VAT) regarding a Boeing 767 aircraft which was imported to the country. The Company has made no provision for this suit as management believes that the outcome of the claim will be favorable to the Company and any losses incurred will not be material.

At March 31, 2004, the Company was a defendant in five labor disputes filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1999, 2000, 2001, and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At March 31, 2004, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

LAN CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT MARCH 31, 2004

(unaudited)

Covenants

As a result of the various contracts entered into by Lan Chile to finance the Boeing 767 aircraft that are financed by the Export - Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

The loan agreements with Dresdner Bank Lateinamerika A.G. and BBVA — Banco Bhif have placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

As a result of the various contracts entered into by Lan Chile S.A. to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As of March 31, 2004, the Company was in compliance with all covenants.