Form 20-F/A
period 2003-12-31
Lan Airlines SA
filed 2004-12-21
CIK 1047716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1 TO ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
Commission File Number: 1-14728

Lan Airlines S.A.
(Exact name of registrant as specified in its charter)

Lan Airlines S.A.	Republic of Chile
(Translation of registrant's name into English)	(Jurisdiction of incorporation or organization)

Avenida Américo Vespucio Sur 901 Comuna de Renca, Santiago, Chile
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares (as evidenced by American Depositary Receipts), each representing five shares of Common Stock, without par value	New York Stock Exchange

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

Yes X              No __

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ___ Item 18 X

EXPLANATORY NOTE

        This amended annual report dated December 21, 2004 has been prepared for the purpose of presenting a purchase agreement we entered into with The Boeing Company for the acquisition of two Boeing 767 freighter aircraft. In this amendment to Form 20-F, we have included this purchase agreement as Exhibit 4.2. Accordingly, we also have added Exhibit 4.2 to the Exhibit List in Item 19. We note that portions of Exhibit 4.2 have been omitted pursuant to a request for confidential treatment and that such omitted portions have been filed separately with the SEC. We have also added a summary narrative description of the material terms of the contract in Item 10. See Item 10, “Additional Information – Material Contracts”, and Item 19, “Exhibits”, presented herein.

        We believe that these changes are not material to our financial condition, operations or prospects.

        Except as described above, no other change has been made to the annual report on Form 20-F filed on June 14, 2004. The filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 14, 2004.

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

        The price paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the event giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange (acciones de transacción bursátil), the price paid to the dissenting shareholder is the book value. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

        The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into an entity that is not a publicly held corporation governed by the Chilean Corporation Law;
•	the merger of the company with or into another company;
•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;
•	the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected ;
•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;
•	the granting of security interests or personal guarantees to secure or guarantee third parties' obligations exceeding 50% of the company's assets, except with regard to subsidiaries;
•	resolutions of the shareholders' meeting approving the deregistration of the company from the Securities Registry of the SVS; and
•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

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

        In 2004, we entered into an amendment to our master purchase agreement with The Boeing Company to acquire two Boeing 767-316F freighters for a total combined gross purchase price of approximately US$278 million. The gross purchase price for each aircraft will be increased for certain equipment we will purchase and Boeing will install on each of the aircraft. The gross price is also subject to increase by an “Escalation Factor” to reflect increases in the U.S. employment cost and producer prices indices between the time the gross price was set and the period six months prior to the delivery of such aircraft. Under the terms of the purchase agreement, we are currently scheduled to take delivery of the first of the two aircraft in July 2005 and the second in October 2005.

        Boeing has also granted us certain price concessions with regard to the 767-316Fs and will issue credit memoranda to us in the amount of such concessions, which we may apply toward the purchase of goods and services from Boeing or toward certain payments in respect of the purchase of the aircraft. Boeing has also agreed to provide us with certain allowances for promotional and other activities, as well as providing certain other goods and services to us on concessionary terms.

        We plan to finance the purchase of the two Boeing 767-316Fs through a credit facility provided by international financial institutions supported by partial guarantees issued by the Export-Import Bank of the United States. We expect the terms and documentation of the financing to be substantially similar to the other Ex-Im guaranteed facilities that we have entered into with respect to the financing of other Boeing aircraft we have incorporated into our fleet. As a result of the acquisition of the two new Boeing 767-316F freighters, our capital expenditures for 2005 will increase by approximately US$170 million, to a total of US$477 million.

        For more information, see “Information on the Company—Fleet—General” under Item 4 and “Operating and Financial Review and Prospects—Liquidity and Capital Resources” under Item 5.

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

The Company's taxable income	100.00
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83.00
Dividend distributed (30% of net distributable income)	24.9
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.5)
Credit for 30% of First Category Tax	5.1
Net tax withheld	(5.4)
Net dividend received	19.5
Effective dividend withholding rate	21.69%

         In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) — (First Category Tax effective rate)
1 — (First Category Tax effective rate)

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

PART III

ITEM 19.	EXHIBITS

Documents filed as exhibits to this amended annual report:

1.1	By-laws of Lan Chile (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-14728, for the fiscal year ended December 31, 2001).

2.1	Amended and Restated Deposit Agreement, dated as of March 25, 2003, among LanChile, The Bank of New York, as depositary, and Owners and Beneficial Owners of American Depositary Receipts.

2.2	Foreign Investment Contract, dated November 1, 1997, among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs.

2.3	Foreign Investment Contract Assignment Agreement, dated as of April 17, 2003, among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs.

2.4	Right of First Refusal Agreement, dated as of December 14, 2000, among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP DOS S.A.

4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie, dated March 1998 and August 1999, relating to Airbus A320-family aircraft and Airbus A340 series aircraft.+ *

4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company, dated as of January 30, 1998, as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft.*

8.1	List of Significant Subsidiaries.

12.1	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

+ Incorporated by reference to our annual report on Form 20-F, File No. 000-14728, for the fiscal year ended December 31, 2000 and our annual report on Form 20-F, File No. 000-14728, for the fiscal year ended December 31, 2000.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

Lan Airlines S.A.

/s/ ALEJANDRO DE LA FUENTE GOIC
Name: Alejandro de la Fuente Goic Title: Chief Financial Officer
Date: December 21, 2004