Form 20-F
period 2004-12-31
Lan Airlines SA
filed 2005-06-30
CIK 1047716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 1-14728

Lan Airlines S.A.

(Exact name of registrant as specified in its charter)

Lan Airlines S.A.	Republic of Chile
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Presidente Riesco 5711 Piso 20

Las Condes,

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

    Item 17  ☐    Item 18  ☒

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, references to “Lan Airlines” are to Lan Airlines S.A., the unconsolidated operating entity, and references to “LAN,” “we,” “us” or the “Company” are to Lan Airlines S.A. and its consolidated subsidiaries. All references to “Chile” are references to the Republic of Chile.

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos”, “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 30, 2004, which was Ch$559.83=US$1.00. The observed exchange rate on June 14, 2005 was Ch$591.88=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

i

Lan Airlines and the majority of our subsidiaries (including our main cargo subsidiary LAN Cargo S.A., which we refer to as “LAN Cargo”) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. Current generally accepted accounting principles in Chile, or Chilean GAAP, require monetary assets and liabilities to be translated at period-end exchange rates, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence and revenue and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized. As required by Chilean GAAP, the financial statements of our subsidiaries that report in Chilean pesos are adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index published by the Chilean National Institute of Statistics.

Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain significant differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of our net income and shareholders’ equity to U.S. GAAP, see Note 25 to our audited consolidated financial statements.

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

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown.

“systems available ton kilometers” or “systems ATKs”	The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

“cargo ton kilometers”	The cargo load in tons multiplied by the kilometers flown.

“revenue passenger kilometers” or “RPKs”	The number of revenue passengers carried multiplied by the kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger operations plus revenue from cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by either RPKs or RTKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“overall break-even load factor”	Total costs (operating expenses plus net interest expense less other revenue) per ATK (passenger and cargo) divided by overall yield.

“overall load factor”	RTKs (passenger and cargo) expressed as a percentage of ATKs (passenger and cargo).

“passenger break-even load factor”	Total costs attributable to passenger operations per ASK divided by passenger yield.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI Contract”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease”.

“on time rate”	Percentage of flights that depart within fifteen minutes of scheduled take-off.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2004. The summary financial information at and for the three fiscal years in the period ended December 31, 2004 has been derived from our audited consolidated financial statements included in this report.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects”.

Annual Financial Information

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in US$ millions, except per share and capital stock data)
The Company(1)
Statement of Income Data:
Chilean GAAP
Operating revenues
Passenger	$750.7	$803.0	$803.7	$918.4	$1,169.0
Cargo	593.5	539.5	520.8	602.0	799.7
Other	81.0	85.8	127.9	118.4	124.2

Total operating revenues	1,425.2	1,428.3	1,452.4	1,638.8	2,092.9
Operating expenses(2)	1,349.9	1,378.1	1,390.4	1,527.1	1,920.8

Operating income	75.3	50.3	62.1	111.7	172.1
Other income (expense)
Interest income	5.3	5.5	3.8	6.3	10.8
Interest expense	(31.7)	(35.5)	(40.8)	(39.4)	(36.5)
Miscellaneous-net(2)	10.0	(8.4)	13.2	24.1	45.2

Total other income (expense)	(16.4)	(38.4)	(23.8)	(9.0)	(19.5)
Minority interest	(0.1)	(1.6)	(0.4)	(0.9)	0.2
Income before income taxes	58.8	10.3	37.8	101.9	191.8
Income taxes	(10.4)	0.6	(7.0)	(18.3)	(28.3)

Net income	$48.4	$10.8	$30.8	$83.6	$163.6
Net income per common share(3)	$0.15	$0.03	$0.10	$0.26	$0.51
Net income per ADS(3)	$0.76	$0.17	$0.48	$1.31	$2.56

U.S. GAAP
Operating revenues	$1,425.2	$1,441.3	$1,452.4	$1,638.8	$2,092.9
Net income	50.4	1.0	34.2	88.8	160.7
Basic and diluted earnings per share(3)	0.16	0.00	0.11	0.28	0.50
Net income per ADS(3)	$0.79	$0.02	$0.54	$1.39	$2.52

	At December 31,
	2000	2001	2002	2003	2004
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Chilean GAAP
Cash, time deposits and marketable securities	$68.7	$73.4	$159.4	$219.0	$304.6
Miscellaneous current assets(4)	266.0	261.1	256.4	267.7	286.2
Property and equipment	707.2	985.8	1,026.4	1,009.5	979.0
Total other assets	107.6	114.7	143.2	132.3	259.5
Total assets	1,149.6	1,435.5	1,585.4	1,628.5	1,829.2
Long-term liabilities	531.9	722.2	813.5	765.4	809.0
Shareholders’ equity	288.4	288.5	308.9	352.6	434.6

U.S. GAAP
Total assets	$1,136.9	$1,422.4	$1,545.4	$1,610.5	$1,830.0
Long-term liabilities	544.5	740.8	821.6	777.0	828.6
Shareholders’ equity	259.5	237.3	258.9	323.5	415.6
Capital stock (millions of shares)	318.9	318.9	318.9	318.9	318.9

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.
(2)	To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the Miscellaneous-net line in each of 2000, 2001, 2002, 2003 and 2004. We recorded an $8.1 million fuel hedge gain in 2000, a $10.5 million fuel hedge loss in 2001, a $5.5 million fuel hedge loss in 2002, a $12.3 million fuel hedge gain in 2003 and a US$46.5 million gain in 2004.
(3)	We had 318,909,090 common shares outstanding in each of the periods indicated, which is equivalent to 63,781,818 ADSs.
(4)	Total current assets less the sum of cash, time deposits and marketable securities.

In accordance with the Chilean Corporation Law, LAN must pay annual cash dividends equal to at least 30% of its annual consolidated net income each year (calculated in accordance with Chilean GAAP), subject to limited exceptions.

As of May 31, 2005, LAN had declared aggregate dividends of US$14,513,753 with respect to income for 2000, US$1,406,760 with respect to income for 2001, US$13,812,763 with respect to income for 2002 US$41,775,366 with respect to income for 2003 and US$81,775,858 with respect to income for 2004. The total dividend for 2004 was divided into two interim dividends paid on August and December of 2004 and a final dividend of US$6,992,865 that was paid on May 18, 2005. The table below sets forth the cash dividends per common share, as well as the number of common shares entitled to such dividends, for the years indicated. Dividend per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share
		(U.S. dollars)	(in millions)	(U.S. dollars)
2000	January 19, 2001 May 10, 2001	9,998,000 4,515,753	318.91 318.91	0.03135 0.01416

2001	May 10, 2002	1,406,760	318.91	0.00441

2002	January 15, 2003 May 9, 2003	8,958,156 4,854,607	318.91 318.91	0.02809 0.01521

2003	August 19, 2003 November 21, 2003 May 13, 2004	11,583,448 23,415,900 6,776,018	318.91 318.91 318.91	0.03632 0.07343 0.02124

2004	August 24, 2004 December 29, 2004 May 13, 2005	39,785,909 34,997,084 6,992,865	318.91 318.91 318.91	0.12475 0.10974 0.02193

Our board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “—Other Financial Information—Dividend Policy” under Item 8.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate three days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of American Depositary Receipts, or ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Chilean currency that occur before such dividends are converted and remitted.

Exchange Rates

The following table sets forth, for the yearly periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-end
			Ch$ per US$
2000	580.37	501.04	542.62	572.68
2001	716.62	557.13	636.39	656.20
2002	756.56	641.75	694.46	712.38
2003	758.21	593.10	687.51	599.42
2004	649.45	559.21	612.13	559.83

Source: Central Bank of Chile

(1)	Average of the month-end exchange rates for the relevant period.

The following table sets forth, for the monthly periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$
	High	Low
Month in 2004
December	621.27	593.10
Month in 2005
January	586.18	557.40
February	585.40	563.22
March	573.55	591.69
April	572.75	588.95
May	570.83	583.59

Source: Central Bank of Chile

On June 14, 2005 the observed exchange rate was Ch$591.88 = US$1.00.

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our American Depositary Shares, or ADS, that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including the following risk factors.

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

A future incident similar to the September 11, 2001 terrorist attacks in the United States or other countries could have a severe impact on the airline industry and adversely affect our revenues.

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

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as salmon and produce exports from Chile and Peru, and fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations.

Our operations are subject to fluctuations in the supply and cost of jet fuel.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could materially affect our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 21.6% of our operating expenses in 2004. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Our ability to lessen the impact of any increase in fuel costs by increasing fares or otherwise passing on a portion of such costs to our customers may also be limited.

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

We plan to continue to increase the scale of our operations and revenues by expanding our presence outside of Chile, both directly and through our affiliates. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify and maintain strategic local partners. Additionally, high levels of government regulation may limit the scope of our operations, our growth plans in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. These restrictions could materially affect our business, financial condition, result of operations and future expansion plans.

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

As of May 31, 2004, we operated a fleet of 23 Airbus and 40 Boeing aircraft. As our fleet grows, our risk in relying on these two manufacturers also grows. These risks include:

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

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities (among them, those from Argentina, Brazil, Chile, Ecuador, Mexico, Peru and the United States) fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the Chilean Junta Aeronáutica Civil, which we refer to as the JAC, and technical operative authorizations issued by the Chilean Dirección General de Aeronáutica Civil, which we refer to as the DGAC, and other corresponding local authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

We are subject to various international bilateral air transport agreements that provide for, among other things, the exchange of air traffic rights between the countries in which our companies are based and other countries to which we provide service. We must also obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our companies are based and foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate to certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. We cannot assure that a change in a foreign government’s administration of current laws and regulations or that the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

We are also subject to antitrust regulation by the Chilean government because of our dominant position in the Chilean domestic passenger market. There are no legal barriers to entry in the Chilean airline industry, however, and we could face additional competition in the future on any or all of our domestic routes, including competition from foreign air carriers that establish a corporate presence in Chile.

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

Changes in the exchange rate between the Chilean peso and the U.S. dollar could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while approximately 22% of our revenues and 27% of our operating expenses are denominated in pesos and various other currencies in 2004. If the value of the peso or of other currencies in which revenues are denominated declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced significant volatility in recent years, including a nominal decrease of approximately 9.8% against the U.S. dollar in 2002, a nominal increase of approximately 15.9% against the U.S. dollar in 2003 and a nominal increase of approximately 6.6% against the U.S. dollar in 2004. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

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

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders.

As of May 31, 2005 our controlling shareholders, together, beneficially owned 54.6% of our voting common shares. These controlling shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Due to our relatively small public float, our common shares are less actively traded than securities of other companies with larger public floats in more developed countries and, consequently, an ADS holder may have a limited ability to sell ADSs or the common shares underlying ADSs (upon withdrawal from the ADR facility) in the amount and at the price and time that it may desire. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

BUSINESS

Overview

We are one of the leading passenger airlines in Latin America and the main cargo operator in the region. We provide domestic and international passenger services in Chile and Peru and international passenger services in Ecuador. In 2005, we initiated domestic passenger operations in Argentina. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our airlines in Chile, Brazil and Mexico.

As of May 31, 2005, we service 15 destinations in Chile, 11 destinations in Peru, seven destinations in Argentina, two destinations in Ecuador, 12 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, as of May 31, 2005, through our various code-share agreements, we offer service to 51 additional international destinations. We provide cargo service to all our passenger destinations and to 25 additional destinations served only by freighter aircraft.

We also offer other services, such as ground handling, courier, logistics, and maintenance, through Lan Airlines and some of our subsidiaries.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, Comuna de Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of May 31, 2005, the controlling shareholders held 54.6% of our capital stock. For more information about our controlling shareholders, see “Controlling Shareholders and Related Party Transactions” under Item 7.

Since this acquisition of our capital stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability every year despite significant challenges. Additionally, we have created a comprehensive network across the region by forming, together with local partners, or acquiring, passenger affiliates in Peru, Ecuador, and Argentina and cargo affiliates in Brazil and Mexico. In early 2004, we changed our corporate image and started using the “LAN” brand in order to better reflect the common values and attributes present in all the companies forming our network. We have complemented our own network with a set of bilateral alliances with carriers such as American Airlines, Iberia and Qantas, and have been a member of the oneworld® alliance since 2000.

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of May 31, 2005, in the passenger business we operated through four main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name Lan Express), LanPeru S.A. (“LanPeru”), and Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“LanEcuador”). During the first half of 2005, we acquired a 49% stake in Aero 2000 S.A. (which does business under the name Lan Argentina), a small Argentine carrier. Lan Argentina launched domestic service to two destinations in Argentina during June 2005.

In the passenger business we market our sales primarily under the LAN brand. As of May 31, 2005, we held a 99.85% stake in LanExpress through direct and indirect interests, a 70.0% stake in LanPeru through direct and indirect interests, a 45.0% indirect stake in LanEcuador and a 49.0% indirect stake in Lan Argentina. For more information, see “—Business of the Company—Regional Expansion” below. Our cargo operations are carried out by a number of companies, including Lan Airlines and LAN Cargo and are complemented by the operations of certain subsidiaries, such as Aero Transportes Mas de Carga S.A. de C.V., or MasAir, in Mexico and Aerolinhas Brasileiras S.A., or Absa, in Brazil. In the cargo business, we market ourselves primarily under the LAN Cargo brand.

In addition to our air transportation activities, we provide a series of ancillary services. We offer handling services, courier services and logistics, small package and express door-to-door services through Lan Airlines and various subsidiaries.

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

Leading Airline in South America

We are a market leader in the international and domestic passenger and cargo air services both in Chile and in most of the South American markets that we serve. We have the largest market share of passenger traffic in the international markets to and from Chile, Peru and Ecuador. Within Chile and Peru, we have the leading market share of domestic passenger traffic. We are also the leading air cargo operator within, to and from South America. Our strong and growing operations are based on high-quality services, safety and network efficiency and flexibility.

Unique Integration of Passenger and Cargo

We believe that one of our distinct competitive advantages is our integrated operations focus, which combines the planning and scheduling of our passenger and cargo operations. The cargo business contributes significantly to our total revenue mix, amounting to 38.2% of total revenues in 2004. This share is among the highest in the global airline industry. Our integrated model is valuable because it maximizes our revenues by transporting cargo in the belly of our passenger flights, lowering our break-even load factors, maximizing our profitability and lowering the volatility of our business over time.

Extensive Route Network

We have developed a distinctive network of cargo and passenger operations based on a set of routes and destinations that connect Latin America with the United States, Europe and the South Pacific operated by our various subsidiaries and affiliates based in Chile, Peru, Ecuador, Brazil, Mexico and, recently, Argentina. This varied and extensive network allows us to diversify our revenue mix and maximize our daily fleet utilization, an important factor in our low cost structure. In addition, the use of the unified LAN brand enhances customers’ perception of a seamless and consistent travel experience both within Chile and on all of our international routes.

Attractive Cost Structure

We believe we have a highly competitive cost structure with a low cost per ATK of 34.7 cents in 2004. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, a modern and fuel-efficient fleet and a cost-conscious culture. Our wages and labor costs accounted for approximately 15% of total costs in 2004, a lower percentage than that of other mainline international carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2004, our Boeing 767 and Airbus A340 aircraft operated more than 15 hours per day. Our long-haul fleet has an average age of 7.7 years, and we periodically renovate aircraft in our short-haul fleet. Finally, our corporate culture promotes constant process streamlining and productivity enhancement.

Strong Strategic Alliances

We are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, creating a global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 600 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. Our strong cargo network is also bolstered by alliances and commercial agreements with partners such as Lufthansa Cargo in Europe, American Airlines in the United States, and TAM in Brazil.

Flexible Fleet Strategy

We carefully select our aircraft in order to complement our route network and optimize profitability given that we serve a diverse network of long- and short-haul markets. Our leased fleet is structured with staggered lease maturities over time to create the strategic flexibility to expand or reduce capacity according to market conditions. We believe that our aircraft and the structure of our fleet allow us to maximize aircraft utilization by adapting rapidly to changes in passenger and cargo demand in the markets that we serve.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Leverage the Benefits of Combining our Passenger and Cargo Businesses

We will continue to leverage the benefits of combining our passenger and cargo operations. Our passenger and cargo operations are equally important aspects of our business, and we dedicate the necessary resources, employees, facilities, management and fleet, to enable both operations to provide high-quality service and to compete effectively in their respective markets. We integrate the two businesses by taking into consideration the potential for cargo services when planning passenger routes, and, when most efficient, maintaining certain dedicated cargo routes using our freighter aircraft. Cargo operations represented 38.2% of our total operating revenues in 2004, and are a significant source of additional revenue on our passenger flights, enabling us to offset fixed operating expenses per flight and thereby improve our profitability on a per flight basis. Additionally, this combination enhances revenue diversification and smoothes seasonal revenue fluctuations.

Maintain High Efficiency Standards

We maintain a low-cost base due to our productive, flexible and committed personnel, high aircraft utilization and a continuous effort to streamline operations. We have also enhanced direct sales channels to reduce distribution expenses. We will continue to focus on efficiency by increasing our aircraft utilization and streamlining our operations. Additionally, we plan to increase the efficiency of revenue generation by continuing to use advanced revenue and yield management systems.

Maintain Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In the passenger businesses we focus on high punctuality rates, world-class on-board service, quick check-in for short-haul flights and a modern fleet. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our new facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Enhance the Value of the LAN Brand

In March 2004, we created the LAN brand and launched our new corporate image. All of our passenger companies (with the exception of LanExpress for domestic routes in Chile) will operate under this brand. By uniting all companies under the LAN alliance concept, we seek to enhance the value of our brand, increase efficiency in marketing efforts, and reinforce the idea of an integrated travel experience across all of the alliance’s operators. The rebranding will also involve the use of new paint schemes on our aircraft. We estimate that this process will be completed in the second half of 2005.

Build a Comprehensive Network

We are in the process of developing a broad network across the region. In the passenger business, the LAN alliance consists of companies in Chile, Peru, Ecuador and, most recently, Argentina, and in the cargo business it includes operators in Chile, Brazil and Mexico. Through this network we are not only able to enhance and diversify our revenue base, but also benefit from complementary traffic flows and seasonal patterns. Our own regional network is complemented by a set of alliances and commercial agreements that strengthen our competitive position and provide customers with access to a global network. We also may grow our network by expanding our operations in other countries.

Maintain an Emphasis on Safety

Our top priority is safety, and we have structured our operations and maintenance to focus on safe flying. Our main maintenance facilities are certified by the FAA, JAA, DGAC and other civil aviation authorities. Our maintenance procedures and our flight operations are certified under ISO 9001-2000 standards. We have programs in place to train our crews and mechanics at a high level both at facilities abroad or at the training center we have developed in association with world-class partners.

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

Business of the Company

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of May 31, 2005, we operated leading passenger airlines in Chile, Peru and Ecuador. We are also the largest cargo operator in the region. Our international and domestic passenger and cargo operations and services have increased substantially over the past five years in terms of capacity, traffic and revenue.

The following table sets forth our gross traffic revenues by activity for the periods indicated.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in US$ millions)
The Company(1)
Total passenger revenues	$750.7	$803.0	$803.7	$918.4	$1,169.0
Total cargo revenues	593.5	539.5	520.8	602.0	799.7
Total traffic revenues	$1,344.2	$1,342.5	$1,324.5	$1,520.4	$1,968.7

(1)	Information provided for the Company consolidates LanPeru beginning August 2001, LanEcuador beginning April 2003 and LanDominicana beginning June 2003.

Passenger Operations

As of May 31, 2005, our passenger operations were performed through airlines in Chile, Peru and Ecuador. We operate international services out of these three countries, as well as domestic flights in Chile and Peru. Between June 2003 and May 2004, we also operated international services of the Dominican Republic, which were subsequently suspended due to market conditions. In June 2005, we initiated domestic operations in Argentina and plan to launch international services during the second half of the year.

As of May 31, 2005, our network consisted of 15 destinations in Chile, 11 destinations in Peru, two destinations in Ecuador, 12 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America we have routes to Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Papeete (Tahiti) and Sydney. In addition, as of May 31, 2005, through our various code-share agreements, we offer service to 23 additional destinations in North America, 10 additional destinations in Europe, 17 additional destinations in Mexico and Central America, and one additional destination in Latin America.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated. Domestic operations in Chile are classified as “Domestic”, while domestic operations in Peru are included in the “International” item.

	Year ended December 31,
	2000	2001	2002	2003	2004
The Company(1)
ASKs (million)
International	11,145.2	12,904.6	13,011.5	14,505.3	17,389.0
Domestic	3,267.8	3,997.1	4,055.2	3,818.6	3,758.4
Total	14,413.0	16,901.7	17,066.8	18,323.9	21,147.4
RPKs (million)
International	7,807.0	8,584.9	8,457.8	10,271.5	12,620.5
Domestic	2,124.3	2,694.9	2,681.8	2,399.5	2,504.9
Total	9,931.3	11,279.8	11,139.5	12,671.0	15,125.3
Passengers (thousands)
International	2,052.8	2,414.7	2,582.3	3,143.5	4,114.6
Domestic	2,263.2	2,821.5	2,734.2	2,365.6	2,464.4
Total	4,316.1	5,236.1	5,316.5	5,509.1	6,578.9
Passenger yield (passenger revenues/ RPKs, in US cents)
International	US¢ 7.21	US¢ 6.97	US¢ 6.86	US¢ 6.86	US¢ 7.29
Domestic	8.85	7.90	8.35	8.90	9.95
Combined yield(2)	US¢ 7.56	US¢ 7.12	US¢ 7.22	US¢ 7.25	US¢ 7.73
Passenger load factor (%)
International	70.0%	66.5%	65.0%	70.8%	72.6%
Domestic	65.0	67.4	66.1	62.8	66.6
Combined load factor(3)	68.9%	66.7%	65.3%	69.1%	71.5%

(1)	Information provided for the Company consolidates LanPeru beginning August 2001, LanEcuador beginning April 2003 and LanDominicana beginning June 2003.
(2)	Aggregate of international and domestic passenger yield.
(3)	Aggregate of international and domestic passenger load factor.

International Passenger Operations

International passenger traffic accounted for approximately 83.4% of total passenger traffic for 2004. Our international passenger traffic grew 61.7% between 2000 and 2004, from 7,807.0 million RPKs in 2000 to 12,620.5 million RPKs in 2004, primarily due to trade liberalization, market share gains, increased connecting traffic from other Latin American countries, the launch of new routes and the consolidation of LanPeru in 2001 and LanEcuador and LanDominicana in 2003. As of May 2005, we operated scheduled international services from Chile, Peru and Ecuador through Lan Airlines, Lan Express, LanPeru and LanEcuador.

Our international network combines our Chilean, Peruvian and Ecuadorian affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru and Ecuador with the creation of LanPeru and LanEcuador in 1999 and 2003, respectively. This strategy is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load-factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our three main hubs in Santiago, Lima and Guayaquil. We also provide regional services from Chile and Ecuador, and during 2004, we grew our intra-Latin American operations out of Lima to position it as our main regional hub. The following table sets forth the destinations served from each of the countries as of May 31, 2005:

Country of Origin	Destination	Number of Destinations
Chile	Argentina	7
	Bolivia	1
	Brazil	3
	Colombia	1
	Ecuador	1
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1
	New Zealand	1
	Australia	1

Peru	Argentina	1
	Chile	1
	Colombia	1
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3

Ecuador	Argentina	1
	Chile	1
	Peru	1
	United States	2
	Spain	1

Market Conditions and Competition

According to JAC data, Chilean international air passenger traffic increased 6.7% in 2004 as compared to 2003, to approximately 15,211.4 million RPKs. We had a 49.6% market share in 2004, based on RPKs, compared to 49.4% in 2003. Our international operations out of Chile can be divided into four main segments: to North America, to Europe, to the rest of Latin America, and to the Pacific. As of May 31, 2005, the other principal carriers that transport passengers between Chile and North America included American Airlines, Delta Airlines, and Air Canada. Our main competitors on routes between Chile and Europe were Air France, Iberia and Lufthansa. On regional routes our main competitors were Aerolineas Argentinas, AeroMexico, Avianca, COPA, TACA, TAM, and Varig. We were the only airline operating between Chile and the South Pacific.

Based on the information provided by the Corporación Peruana de Aeropuertos y Aviación Comercial S.A., or CORPAC, international traffic to and from Peru grew 11.4% between 2003 and 2004 to approximately 2,573.7 million RPKs. We had a 26.9% international market share in 2004, based on RPKs. Our Peruvian international operations can be divided into two main segments: to North America and to the rest of Latin America. As of May 31, 2005, our main competitors on routes to North America included American Airlines, Continental Airlines, and Delta Airlines. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolineas Argentinas, AeroMexico, Avianca, COPA, and TACA.

The Ecuadorian international market (using bookings by IATA travel agencies as proxy for total market size) decreased 13.5% to 449.6 thousand passengers between 2003 and 2004, mainly because of the imposition of visa requirements for Ecuadorians traveling to Spain. According to travel agency statistics, we had a 22.0% market share of the Ecuadorian international market in 2004 compared to 15.3% in 2003. Our Ecuadorian international operations can be divided into three main segments: to North America, to Europe and to the rest of Latin America. As of May 31, 2005, on routes to North America, our main competitors were American Airlines and Continental Airlines. On routes to Europe, our main competitors were Air Madrid, Air Plus, Iberia, and KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Domestic Operations in Chile

Description

Through the companies Lan Airlines and LanExpress we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of May 31, 2005, we flew to 15 destinations within Chile (not including Easter Island, which we treat as an international destination even though it is a part of Chile because we serve it with long-haul aircraft) plus two seasonal destinations. Lan Airlines and LanExpress have integrated passenger operations, including operation under the same two-letter “designator reservation code”, and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes. We operate seven Airbus A319/A320 aircraft and 18 Boeing 737-200 aircraft in the Chilean domestic market.

Market Conditions and Competition

According to JAC data, our domestic market share in Chile was 83.4% for 2003 and 83.1% for 2004. Sky Airline was our main competitor in the Chilean domestic market during 2004 with a 16.6% marketshare. A third operator, Aerolineas del Sur, entered the market in December 2004.

The competitive structure of the domestic passenger market has experienced significant changes in recent years. Until June 2002, the Chilean domestic market was served mainly by LAN and AeroContinente Chile (a subsidiary of Peruvian airline AeroContinente). In June 2002, Chilean authorities cancelled AeroContinente Chile’s operation certificate for failure to comply with safety regulations, and later that month, AeroContinente Chile filed for bankruptcy. One week before AeroContinente Chile ceased operations in 2002, Sky Airline, a new carrier owned by Chilean investors, started domestic service. Sky Airline gradually increased its operations and currently flies to 8 destinations with between five and six Boeing 737-200 aircraft. On December 2004, Aerolineas del Sur, a company related to Aerolineas Argentinas, initiated operations to two destinations in Chile with two Boeing 737-200 aircraft.

There are currently no foreign airlines participating in the Chilean domestic market. However, Chile permits foreign airlines to operate in Chile if the airline’s home country gives similar treatment to Chilean airlines. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Domestic Operations in Peru

Description

Through LanPeru we are the leading domestic passenger airline in Peru. We have operated domestic flights in Peru since the creation of LanPeru in 1999. As of May 31, 2005, we flew to 11 destinations within Peru. In 2004, we were forced to suspend operations following an injunction issued by a Peruvian judge at the request of a former competitor. The suspension lasted approximately 14 hours until we were authorized by a higher court to reinitiate service. Also in 2004, in response to changes in the competitive structure of the domestic market, we expanded our operations considerably and thereby expanded our presence in the Peruvian market. Specifically, we added service to four new destinations and incorporated five Airbus A320 aircraft to our domestic operations in Peru. Our strategy is based on delivering high quality service in Peru and providing intensive and convenient service to Peru’s main destinations while gradually expanding into new markets. Lan Peru operates with a fleet of seven Airbus A320 aircraft.

Market Conditions and Competition

According to CORPAC data, our domestic market share in Peru was 24.0% for 2003 and 42.1% for 2004. Our main competitors in the Peruvian market during 2004 were AeroContinente and Taca Peru. AeroContinente ceased operations in July 2004 and in response, LanPeru and a number of smaller airlines expanded their operations. As a result of this expansion, our market share increased significantly. As of May 31, 2005, our main competitors in the Peruvian market were Taca Peru, Tans Peru, and Aerocondor.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of May 31, 2005:

•	oneworld®. In June 2000, Lan Airlines and LanPeru were officially incorporated into the oneworld® alliance, a global marketing alliance consisting of American Airlines, British Airways PLC, Cathay Pacific Airlines Ltd., Qantas, Iberia, Finnair OYJ and Aer Lingus Group Limited which, among other benefits, offers improved service to frequent flyer customers. Together, these airlines are able to offer customers travel advantages, such as approximately 600 worldwide destinations and schedule flexibility.

•	American Airlines. Since 1997, Lan Airlines has had an agreement with American Airlines which enables Lan Airlines and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on Lan Airlines flights and vice-versa. The DOT granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see “—Regulation—U.S. Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances” below. Through this alliance, we currently offer service to 19 additional destinations in the United States and Canada.

•	Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and

Madrid on Airbus A340 aircraft. We also offer, through code-share flights operated by Iberia, one-stop service to Amsterdam, Barcelona, Bilbao, Frankfurt, London (Heathrow), Paris, Rome, Zurich, Milan and Brussels.

•	Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of May 31, 2005, this code-share agreement includes four weekly frequencies operated by Lan Airlines on Airbus A340 aircraft.

•	British Airways. In August 2000, Lan Airlines initiated a new code-share agreement with British Airways on Lan Airlines flights between Buenos Aires and Santiago. British Airways withdrew from the Chilean market in August 2000, and continues to use the Lan Airlines code-share agreement in order to provide service for its passengers traveling from London to Santiago, through a connection in Buenos Aires. On May 8, 2001, we expanded this code-share agreement to include British Airways’ flights between Madrid and London.

•	Alaska Airlines. Since 1999, Lan Airlines has been in an alliance with Alaska Airlines Inc. which currently permits us to provide customers with service between Chile, the west coast of the United States and Canada. As part of this code-share agreement, we offer our customers service on Alaska Airlines’ flights from Los Angeles to Portland, Seattle, Vancouver and Calgary.

•	AeroMexico. In 2004 we expanded our previous alliance with AeroMexico. The new agreement consists of all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 14 domestic destinations in Mexico. Additionally, it will provide our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer kilometers.

•	Mexicana de Aviación. In 2004 we signed a new alliance with Mexicana that covers all of our passenger airlines. This agreement provides LAN with 10 additional destinations in Mexico and Central America. Additionally, our passengers will benefit from smoother connections and will be able to accrue and redeem their frequent flyer benefits on LAN’s or Mexicana’s programs.

•	Other alliances. In addition, Lan Airlines has regional code-share agreements with Transportes Aereos del Mercosur S.A. (“TAM Mercosur”) from Santiago to Asunción, Paraguay (which is operated by TAM Mercosur). In September 2002, we terminated our partnership with Varig in routes from Chile to Brazil. In November 2004 we signed a memorandum of understanding with Korean Airlines to develop an alliance, which we expect will be implemented during the second half of 2005.

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

Although we significantly reduced costs during 2002, we did not reduce the quality of our service and minimized the impact that these savings had on our customers. Additionally, we have continued to upgrade our aircraft seats and cabins and the in-flight amenities that we provide.

Branding

In March 2004, we launched our new brand “LAN” under which we started to operate all of our international passenger service that we previously operated under the local brands such as “LanChile”, “LanPeru” and “LanEcuador”. As part of this marketing program, we are also in the process of changing our corporate image, including our logo and aircraft paint schemes. We will continue to operate domestic routes in Chile under the LanExpress brand, although the aircraft operated by our LanExpress fleet will feature the LAN paint scheme. In accordance with our plan, the majority of our aircraft now feature our new livery, and we have changed our corporate image on all the countries in which we operate. We expect this change will enable our customers to better understand the common service and operating standards that exist between our airlines. Additionally, we believe our new image will improve the visibility of our brand, enhance flexibility, and increase the efficiency of our marketing efforts. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by the decision of Airline Business magazine to recognize us in 2004 with its “Airline Strategy Award, Marketing”.

Distribution Channels

We use direct and indirect distribution channels. We have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales and accounted for approximately 66% of passengers during 2004. We paid these travel agents standard commissions ranging from 0% to 9% depending on the market. Consistent with our efforts to reduce commission costs and in line with current market practices, in recent years we have reduced standard commissions in several markets. In addition to the payment of a base commission, we have supported the growth of our international operations by offering premiums on commissions to agents who sell tickets in excess of certain target amounts.

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

Direct channels refer to sales by our own ticket offices, call-centers and website. In 2004, direct bookings accounted for approximately 34% of all of our passengers. We have an extensive sales and marketing network consisting of more than 150 domestic and international ticket offices and general sales agents in more than 38 countries.

In order to increase the volume of direct sales, support the growth of our international operations and provide improved service to our customers, we have developed a call-center network. Our main call-center is located in Santiago, and we have additional call-centers in Argentina, the United States and Peru. Our call-center network operates 24 hours a day, seven days a week. During 2003, we designed a plan to modernize our call centers. Implementation of this plan began in 2004 and encompasses several initiatives, such as the incorporation of voice-recognition technology and the deployment of home-based agents (who will connect to the call center from their homes). This plan aims to support future growth, increase flexibility and enhance service quality.

We have worked intensively to make our website an integral part of our commercial and marketing efforts. Since March 2004, we replaced our previous sites with www.lan.com as part of the launch of our new corporate image. Together with other direct sales initiatives, our website provides us with a very important tool to reduce our distribution costs. Internet sales have increased significantly, rising 63% in 2004 compared to 2003, and amounting to approximately US$48 million in 2004. Additionally, we have utilized our website as an alternative to sell distressed inventory through “Last Minute Offers” at discounted prices. Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communication. We send weekly promotional e-mails to more than 500,000 subscribers, and members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. Additionally, consistent with the LanExpress concept, during 2004 we strongly promoted our Internet-based check-in service for domestic flights. This service allows our passengers to obtain their boarding passes from their home or office, thus avoiding traditional airport counter procedures. Through December 2004, more than 12.5% of our domestic passengers were using this system.

As part of our effort to reduce distribution costs, in 2004 we launched and promoted web fares on our Chilean domestic routes, by giving a price advantage to customers booking through our direct channels or our travel agent portal. As a result, 15% of our domestic bookings were done through our website in December 2004, compared to 7% in December 2003.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their penetration. E-tickets are a key element of our sales efforts through the Internet and our call centers and therefore enable us to significantly reduce distribution costs. E-tickets, which accounted for approximately 56% of tickets sold during 2004, are currently available in more than 95% of LAN routes. E-tickets have grown consistently and currently account for approximately 70% of Lan Airlines’ tickets. However, gradual introduction since 2003 in our affiliates, such as LanPeru and LanEcuador, has impacted the overall average. Since 2003, we have advanced in implementing interline e-tickets, and, in line with this effort, in mid-2005 we completed the implementation of this feature with all of our oneworld® partners.

Advertising and Promotional Activities

Our advertising and promotional activities include the use of television, print and radio advertisements as well as direct marketing. During 2004, we focused on supporting the launch of our new corporate image through our first regional campaign. We also implemented a campaign to stimulate internet sales, as well as web-based check-in and service redemption. Additionally, we deployed campaigns to increase awareness of the new routes we launched during the year.

Frequent Flyer Program

Our frequent flyer program is called LanPass. LanPass’s objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. LanPass has approximately 1.4 million members. LanPass awards kilometers to customers based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets or upgrades. Under our current frequent flyer program, our passengers are grouped into three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access, and preferred boarding and check-in. LanPass has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru and Ecuador, which give additional kilometers to customers for using their services. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements with other carriers, such as Alaska Airlines, AeroMexico or Mexicana, that allow us to benefit from the loyalty of their customers, as they can accrue miles under their frequent flyer program when traveling on LAN’s flights. Finally, as part of our frequent flyer program, we have developed a comprehensive database with all flying information from LanPass customers, plus demographic and other relevant customer information, that allows us to generate targeted promotions to different customer segments, reducing dilution and maximizing response rate. This type of information is also a source for customer metrics and monitoring and provides significant management information.

Cargo Operations

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

	Year ended December 31,
	2000	2001	2002	2003	2004
The Company
RTKs (millions)
International	2,001.9	1,809.1	1,788.2	1,876.6	2,226.5
Domestic	38.6	44.1	45.6	35.2	32.9

Total	2,040.5	1,853.2	1,833.8	1,911.9	2,259.4
Weight of cargo carried (millions of tons)
International	373.6	358.6	388.2	397.4	481.3
Domestic	29.8	32.9	32.8	26.8	25.1

Total	403.4	391.5	421.0	424.2	506.3
Total cargo yield (cargo revenues/RTKs, in US cents)	29.09	29.11	28.40	31.49	35.39
Total cargo load factor (%)	72.8%	69.2%	67.1%	67.1%	68.7%

Our cargo business generated revenues of approximately US$520.8 million in 2002, US$602.0 million in 2003 and US$799.7 in 2004, representing 35.9%, 36.7% and 38.2%, respectively, of our operating revenues. Cargo revenues grew 53.5% between 2002 and 2004 primarily due to the addition of new routes and improved yields.

Our domestic and international cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of 66 international destinations (41 operated by passenger and/or freighter aircraft and approximately 25 operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico, and Absa in Brazil. We also have a minority stake in Florida West International Airways in the United States. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

We transport cargo in four ways: in the bellies of our passenger aircraft, in our own dedicated freighter fleet, in belly space that we purchase from other airlines and in aircraft that we lease pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance lease contracts, which are also known as “wet-leases” in which the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance) or charters according to short- and medium-term contracts.

International Cargo Operations

Our international cargo routes to, from and within Latin America accounted for approximately 96% of total cargo revenues in 2002, 98% of total cargo revenues in 2003 and 98% of total cargo revenues in 2004.

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

Our international cargo traffic increased 11.2% between 2000 and 2004, from 2,001.9 million cargo revenue ton kilometers in 2000 to 2,226.5 million cargo revenue ton kilometers in 2004. We believe that the primary reasons for the growth in cargo operations are:

•	increased trade throughout Latin America;

•	our expansion and growing presence in new cargo markets;

•	a worldwide trend toward greater consumption of fresh fruit, fresh fish and other fresh products;

•	commercial agreements with other airlines; and

•	a worldwide trend towards reduced inventories.

Our international cargo traffic decreased 1.2% in 2002, increased 4.9% in 2003 and increased 21.1% in 2004. The drop in 2002 relates mainly to weak southbound demand and increased competitive activity. The improvement in 2003 and 2004 is the result of a rebound in southbound traffic during the second half of 2003 and of a stronger competitive position. Our main competitors, AGI and later Arrow, significantly reduced their operations during the second half of 2003, and UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but we have been able to maintain solid market shares. Today, on Latin America-United States routes, our main competitors are Cielos del Perú S.A., Transportes Aereos Mercantiles Panamericanos S.A., or TAMPA, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France.

Domestic Cargo Operations in Chile

Our domestic cargo in Chile operations accounted for 2% of cargo revenues in 2004. They are based out of Santiago and operate mainly under the LAN Cargo brand name. Domestic cargo traffic increased 3.4% in 2002, decreased 22.8% in 2003, and decreased 6.4% in 2004. Our domestic transports consist primarily of fresh fish and seafood, express packages, spare parts, newspapers, vegetables and general cargo. We use the cargo space available on our passenger aircraft on domestic routes. In addition, we operate daily (except weekends) overnight services to the largest northern cities with a Boeing 737-200 cargo aircraft. In domestic cargo operations, we compete on the basis of punctuality, scheduling and service. Our principal competitor in the domestic cargo market is Sky Airline. For the twelve-month period ended December 31, 2004, we held a 91.8% market share of the domestic air cargo market.

Cargo Agreements

In January 2002, LAN Cargo and Lufthansa Cargo implemented an agreement to jointly operate between Europe and Latin America. As part of this agreement, LAN Cargo allocates space to Lufthansa Cargo on its flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to LAN Cargo on its flights between Europe and Brazil and Argentina. Also, LAN Cargo increased its freighter weekly frequencies to Europe from two to three, and now operates to Lufthansa Cargo’s hub in Frankfurt. In 2004 we enhanced our relationship with Lufthansa Cargo to optimize the provision of cargo handling services at key airports.

Additionally, LAN has agreements on routes between Brazil and United States. LAN Cargo and TAM have an allotment agreement pursuant to which we purchase cargo space on TAM’s flights between Brazil and Paris. LAN Cargo and American Airlines have an allotment agreement on certain routes between Brazil and Miami.

Marketing and Sales

Our sales and marketing efforts are carried out either directly when we have a local office or through general sales agents. In Latin America we have our own offices in all relevant markets. In the United States we have our own offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe we have offices in Frankfurt, Madrid and Paris and use agents in other relevant cities. Finally, in Asia all our sales efforts are done through general sales agents. In total, we maintain a network of more than 50 independent cargo sales agencies domestically and internationally. Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh produce and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, LAN offers special products such as Positive FS, which enables the customer to choose a specific passenger flight to transport its goods.

Fleet

General

As of May 31, 2005, we operated a fleet of 63 jet aircraft, comprised of 56 passenger aircraft and seven cargo aircraft, as set forth in the following chart.

	Number of aircraft in operation(1)			Average term of lease remaining (years)	Average age (years)
	Total	Owned	Operating lease
Passenger aircraft
Boeing 737-200	18	11	7	1.8	26.8
Airbus A319-100	5	0	5	11.1	1.0
Airbus A320-200	14	4	10	7.0	3.7
Boeing 767-300ER	15	3	12	2.7	9.8
Airbus A340-300	4	0	4	7.9	4.1
Total passenger aircraft	56	18	38	5.3	12.6
Cargo aircraft(1)(2)
Boeing 737-200F freighter	1	1	0	—	35.1
Boeing 767-300F freighter	6	5	1	1.5	5.0

Total cargo aircraft	7	6	1	1.5	9.3

Total fleet(3)	63	24	39	5.2	12.2

(1)	We have also historically leased between one and six DC-10 and/or Boeing 747 freighters under short-term ACMI contracts. The number of aircraft leased under such short-term leases has typically fluctuated during the year according to seasonal demand.
(2)	We have subleased one Boeing 767-300F to Florida West.
(3)	Does not include one McDonnell-Douglas DC-8 freighter aircraft owned by the Company and currently out of operation and one Boeing 767-200 passenger aircraft leased to AeroMexico.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2002	2003	2004
	(measured in hours)
Passenger aircraft
Airbus A340	15.4	15.6	16.0
Boeing 767-300ER	15.1	15.4	15.2
Airbus A320	8.9	9.2	9.4
Airbus A319(1)	—	8.7	8.1
Boeing 737-200	5.8	5.3	6.0

Cargo aircraft
Boeing 737-200C	—	3.2	3.4
Boeing 767-300F	15.5	15.6	16.5

(1)	We incorporated three Airbus A319 into our fleet between September and November 2004.

In recent years, we have significantly modernized our passenger and cargo fleets through the incorporation of new aircraft. We continue to modernize our passenger fleet through the acquisition and lease of new Airbus aircraft. Under purchase agreements that we have entered into with Airbus Industrie in 1998 and 1999, we have incorporated into our fleet five Airbus A319-100s, 14 A320s and four A340s, and have a commitment to incorporate into our fleet an additional 11 Airbus aircraft between 2005 and 2008. While we plan to gradually replace our existing Boeing 737-200 fleet with the A320-family or similar aircraft, the A340s complement our Boeing 767 fleet in our long haul operations. In June 2005, we signed a letter of intent with Airbus to purchase 25 additional Airbus A320-family aircraft for delivery between 2006 and 2008. Our purchase contracts with Airbus provide for flexibility with regard to future changes in aircraft types and delivery dates. For more information, see “Additional Information—Material Contracts” under Item 10.

We believe our fleet of A320-family aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs. As replacements for older short-haul Boeing 737-200 aircraft, the Airbus A320-family aircraft will further modernize and standardize our fleet and allow us to fulfill the requirements of our anticipated route structure more efficiently, given their ability to serve short-haul and medium-haul markets efficiently.

We have also acquired Boeing 767-300 passenger and cargo aircraft. In 1998 we purchased three Boeing 767-300ER passenger aircraft. Between 1998 and 2001, we incorporated six new Boeing 767-300F freighters into our fleet to replace older and less efficient DC-8 freighters in order to better serve the Latin American cargo market. In 2004 and the first half of 2005, we agreed to purchase a total of six Boeing 767-300ER passenger aircraft and six Boeing 767-300F aircraft. Delivery of these aircraft is scheduled to take place between July 2005 and October 2008. We have the option to convert some of the orders from the passenger version to the freighter version or depending on our needs.

From time to time, we also decide to purchase used aircraft for opportunistic and economic reasons. Because of the attractiveness of the purchase price compared to the cost of continuing to lease the aircraft, we acquired three Boeing 737-200s in 2002 and one DC-8 in 2003 that were previously leased to LAN. The latter was sold in 2004. In 2003, we converted one of our Boeing 737-200 passenger aircraft into a freighter to serve domestic routes.

We also use aircraft under operating leases to support our development strategy. We incorporated one Boeing 767-300 during 2003 and four Boeing 767-300 in 2004 pursuant to operating leases. We expect to add up to three more 767-300 aircraft during 2005. In 2004, we also added three Boeing 737-200 aircraft under three-year operating leases with attractive terms. In order to increase the scale of our operations in the short term, we expect to incorporate up to nine more Boeing 737-200 under medium-term leases during 2005.

Historically, we have also utilized between one and five cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increased access to certain cargo destinations. As of May 31, 2005, we were utilizing four Boeing 747 freighters and one DC-10 aircraft under ACMI leases from different suppliers. Our current ACMI contracts are for a period ranging from one to five years.

Fleet Leasing and Financing Arrangements

Our financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases.

We financed the acquisition of three Boeing 767-300ER passenger aircraft and five Boeing 767-300F freighters through syndicated loans provided by international financial institutions with the support of guarantees issued by the Export-Import Bank of the United States. Four of these aircraft have 12-year repayment profiles, and the remaining four have 15-year repayment profiles.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrow in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financing). This umbrella facility provides for guarantees from the English, French and German Export Credit Agencies. Our repayment profile for each aircraft financed under the facility is of up to 18 years. Under this financing package we have incorporated into our fleet Airbus aircraft through operating leases, financial leases and tax leases. The Airbus financing facility covers the aircraft scheduled to be delivered under our Airbus purchase agreements through December 31, 2006.

On June 12, 2005, we made the final payment with respect to a Boeing 767-200 aircraft we held under a capital lease. We sublease this aircraft to a third party at a market rate and recently extended this sublease until July 2007.

As of April 30, 2005, we held 39 aircraft under operating leases. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2004, aggregate future minimum lease payments required under our aircraft operating leases were US$874.3 million. Our operating leases have terms ranging from three to 12 years from the date of delivery of the aircraft. For more information, see Note 17 to our audited consolidated financial statements.

Maintenance and Safety

Maintenance

Our heavy maintenance, line maintenance and component shop capabilities are equipped to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, substantially reducing our need to rely on third-party maintenance providers.

Our maintenance base at the Arturo Merino Benítez International Airport in Santiago, Chile is among the most extensive in Latin America and has been certified as an FAA and JAA approved repair station. Our hangars at our Santiago repair station can service four narrow-body and two wide-body aircraft simultaneously, and contain maintenance workshops for repairing avionics, hydraulics and pneumatics components. In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment. As part of our expansion plan in Argentina, we plan to develop a maintenance facility in that country.

During 2004, our engineering and maintenance division was subjected to multiple external audits from aviation authorities such as the Chilean DGAC, the FAA, the Argentine DNA, Bermuda’s BDCA and the Brazilian DAC. The audits were conducted in connection with each country’s certification processes and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our engineering and maintenance division received ISO 9001-2000 certification and has been certified FAA and under the EASA Part-145 standard (new JAA JAR-145). Our operations have been certified ISO 9001-2000.

We also rely on third parties for certain maintenance of our aircraft and engines. Lufthansa Technik provides our Airbus A320 family and A340 component support on a power-by-the-hour basis under a long term contract, which runs until 2013. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which runs until 2013. The maintenance of most of our Boeing 767 engines is provided by General Electric. Substantially all of our other engine maintenance is also provided by third parties.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LAN Technical Training S.A.

Safety

We place a high priority on providing safe and reliable air service. We have uniform safety standards and safety-related training programs that cover all of our operations. In particular, we periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. All of our aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. For more information, see “Directors, Senior Management and Employees—Employees” under Item 6.

Since 1991, we have had no accidents involving major injury to passengers, crew or aircraft.

Fuel Supplies

The availability and cost of jet fuel have a significant impact on our results of operations. Fuel costs represented approximately 14.8%, 17.0% and 21.6% of our operating expenses in 2002, 2003 and 2004, respectively. In 2004, we purchased a substantial portion of the fuel for our domestic flights in Chile and a portion of the fuel for our international flights through one-year renewable contracts with Air BP-COPEC, Exxon Mobil Aviation and Shell Chile S.A.C.I. We also purchase a portion of the fuel for our international flights from foreign fuel suppliers located at the destinations of those flights, at international market prices. In Peru, we purchase our fuel mainly from Repsol YPF, Exxon Mobil and Petroperu. In Ecuador, we purchase our fuel mainly from Repsol YPF. In the United States, we purchase our fuel mainly from Shell, Air BP and Glencore.

Over the last few years, our fuel consumption and expenses have increased primarily as a result of increases in our operations. Fuel efficiency (measured as fuel consumption per ATK) has improved in recent years due to the utilization of newer aircraft. Fuel prices are influenced by economic and political factors and events occurring throughout the world, and this has led to significant volatility. In 2004, fuel costs increased 59.7% due to a 35.6% increase in average fuel prices for the year and 17.8% increase in consumption. We can neither control nor accurately predict fuel prices; however, we offset our price variation risk, in part, through our jet fuel hedging program and the application of a cargo fuel surcharge. For more information, see “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuation in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight).

	Year ended December 31,
	2000		2001		2002		2003		2004
Fuel consumption (thousands of gallons)		224,960.3		244,891.6		245,456.5		261,147.2		307,548.0
ATKs (millions)		4,119.7		4,212.5		4,281.8		4,539.2		5,256.2
Fuel consumption per ATK (thousands of gallons)		0.05		0.06		0.06		0.06		0.06
Total fuel costs (US$ thousands)	US$	232,612	US$	222,402	US$	205,524	US$	259,566	US$	414,539
Cost per gallon (US$)(1)	US$	1.03	US$	0.91	US$	0.84	US$	0.99	US$	1.35
Total fuel costs as a percentage of total operating costs		17.2%		16.1%		14.8%		17.0%		21.6%

(1)	Average price paid per gallon on fuel.

Ground Facilities and Services

Even though our main operations are based at the Arturo Merino Benítez International Airport in Santiago, Chile, we also operate from various other airports in Chile and abroad. We operate hangars, aircraft parking and other airport service facilities at the Arturo Merino Benítez International Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain two customs warehouses at the Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta, and Punta Arenas) and Argentina (Rosario) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports.

We have VIP lounges at the Arturo Merino Benítez International Airport. The 7,500 square foot Neruda lounge represented an investment of US$600,000 and has already been widely acclaimed, and was ranked as one of the top ten VIP lounges in the world by Forbes magazine in 2002 and in 2003, Latin Trade magazine selected it as the “Best Airline Lounge” in Latin America.

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other services. In 2004, LAN generated other revenues for US$124.2 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights, amounted to US$40.1 million in 2004.

LAN also provides cargo-related services such as courier, warehousing, fulfillment and customs services, through various subsidiaries. Through our subsidiary LanCourier we operate vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, LanCourier customers have real-time access to data regarding the status of their parcels. LanLogistics is a LAN Cargo subsidiary dedicated to the development of higher-value door-to-door express cargo products and services between Latin America and the United States. LanLogistics operates through different subsidiaries and brands, such as LanBox and SkyBox for the Internet-based fulfillment services and as SkyNet for the international courier services. During 2004, our logistics and courier businesses generated revenues of approximately US$19.9 million. We also have storage and customs brokerage operations that generated revenues of approximately US$8.9 million.

During 2004, we also had revenues of US$13.5 million for ground services, US$12.3 million for duty-free in-flight sales. The balance of our operating revenues (US$29.5 million in 2004) was generated by sales to third parties by Amadeus Chile CRS (computer reservation system), aircraft maintenance services to third parties, our security services business, tour operations, and other activities.

Insurance

We carry hull insurance that includes, among other coverage, “all risk”, war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. We renew our insurance coverage yearly, and are subject to deductibles that vary depending on the type of coverage and the type of loss. Our deductibles are approximately US$1,250 for loss or damage associated with passenger baggage liabilities, US$10,000 for loss or damage associated with cargo liabilities and US$1.0 million for hull “all risk” insurance for Boeing 767 and Airbus A340 aircraft. Additionally, we have hull deductible coverage to reduce the net deductible to US$100,000 per aircraft and/or engine.

Our insurance coverage has a one-year term ending in December of each year. The aggregate cost of our insurance coverage for the 2004 calendar year was US$14.6 million, which represents a 25.7% decrease in insurance expenses compared to the 2003 calendar year. The annual insurance cost has been consistently reduced over the last three years, due to improved insurance market conditions as well as LAN’s excellent loss ratios.

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

Front End Systems

During 2002, we deployed new systems to support our sales personnel. These systems provide the employees who deal directly with our customers with additional tools to improve service, enhance customer information and increase efficiency. During 2003 and 2004, we implemented these systems at our airport counters and our call centers.

Enterprise Resource Planning

In 2002, we purchased an enterprise resource planning (“ERP”) system from SAP. This system was fully implemented in the second quarter of 2004 in Lan Airlines and almost all of its subsidiaries. This ERP system includes modules covering areas such as: finance, accounting, inventory management, human resources, business warehouse, as well as a user-friendly portal. We are currently working in optimizing and simplifying this system, and in leveraging it to increase the efficiency of our back-office processes.

Regulation

Chilean Aeronautical Regulation

Both the DGAC and the JAC oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No.

2,564, which regulates commercial aviation, the JAC regulates the assignment of domestic and international routes, and the DGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Chile is a contracting state, as well as a permanent member, of the International Civil Aviation Organization, or the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Chilean authorities have incorporated into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

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

International Routes. As an airline providing services on international routes, Lan Airlines is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants another government the right to designate one or more of its domestic airlines to operate scheduled services between certain destinations in that country. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. We made no material payments for international routes during 2004.

Air Fare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “—Antitrust Regulation” below. Airlines may file complaints before the Antitrust Commission with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. As of March 31, 2005, 66% of the domestic routes that we operate had been classified as “non-competitive” and were subject to the requirements described above.

Registration of Aircraft. Aircraft registration in Chile is governed by the Chilean Aeronautical Code. In order to register or continue to be registered in Chile, an aircraft must be wholly-owned by either:

•	a natural person who is a Chilean citizen; or

•	a legal entity incorporated in and having its domicile and principal place of business in Chile and a majority of the capital stock of which is owned by Chilean nationals.

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

Security. The DGAC establishes and supervises the implementation of security standards and regulations for the Chilean commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Chile must submit an aviation security handbook to the DGAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training. Lan Airlines has submitted its aviation security handbook to the DGAC. Chilean airlines that operate international routes must also adopt security measures in accordance with the requirements of applicable bilateral international agreements.

Chilean Airport Policy. The DGAC supervises and manages airports in Chile, including the supervision of take-off and landing charges. The DGAC proposes airport charges, which are approved by the JAC and are the same at all airports. Since the mid-90s, a number of Chilean airports have been privatized, including the Arturo Merino Benítez International Airport in Santiago. At the privatized airports, the airport administration manages the facilities under the supervision of the DGAC and JAC.

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us in Chile, except for environmental laws and regulations of general applicability. There is no noise restriction regulation currently applicable to aircraft in Chile. However, Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile. The proposed regulation will require all such aircraft to comply with certain noise restrictions, referred to in the market as Stage 3 standards. The majority of LAN’s fleet already complies with the proposed restrictions.

Regional Aeronautical Regulation (Brazil, Ecuador, Mexico and Peru)

Our subsidiaries operate throughout the Latin American region under the routes granted by the relevant authorities in each jurisdiction where they are based.

International Routes. Under Brazilian, Ecuadorian, Mexican and Peruvian laws, international route rights, as well as the corresponding landing rights, are granted under air transport agreements negotiated directly between the relevant home jurisdiction and foreign governments.

Domestic Routes. Under Brazilian, Chilean and Mexican regulations, domestic airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. However, Peruvian law requires the consent of Peruvian authorities to fly a determined domestic route, and Ecuadorian law requires the airline to obtain a specific concession to fly domestically.

U.S. Aeronautical Regulation

General. Flight operations between Chile and the United States by airlines licensed by either country are governed generally by the open skies air transport agreement that Chile and the United States signed in October 1997. Under the open skies agreement, there are no restrictions on the number of destinations or flights that either a U.S. or a Chilean airline may operate between the two countries or on the number of U.S. and Chilean airlines that may operate. Operations to the United States by non-U.S. airlines, such as Lan Airlines, are subject to Title 49 of the U.S. Code, under which the DOT and the FAA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. Lan Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while our exemption authority (which includes the open skies traffic rights) will need to be renewed on November 26, 2005. We plan to amend our foreign air carrier permit prior to this date to include the open skies rights, however, which would eliminate our need to renew the exemption authority.

In the United States, we are subject to the FAA’s regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. Lan Airlines currently holds FAA operations specifications under Part 129 of the Federal Aviation Regulations. We believe that we are in compliance in all material respects with all requirements necessary to maintain in good standing our operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if we fail to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

Security. On November 19, 2001, Congress passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration, or TSA, which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Airport Slot Restrictions. Four U.S. airports - Chicago O’Hare, LaGuardia (New York), John F. Kennedy International (New York) and Reagan National (Washington, D.C.) - have been designated by the FAA as “high density traffic airports”. Operations at these airports are or have been subject to slot restrictions during certain periods of the day. A “slot” is an authorization to take off or land at a designated airport within a specified time window. Legislation passed in March 2000 resulted in the elimination of slot restrictions at Chicago O’Hare on July 1, 2002 and at LaGuardia and Kennedy International on January 1, 2007. Of these airports, LAN currently operates only to JFK. In the past, we have generally been successful in obtaining the slots we need to conduct our planned operations at JFK. However, slots are requested by carriers and allocated by the FAA on a seasonal basis, and there can be no assurance that we will be able to obtain all requested slots in the future because, among other factors, government policies regulating the distribution of slots are subject to change.

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

Regulatory Authorizations in Connection with Strategic Alliances

The alliance between Lan Airlines and American Airlines includes three major components: a frequent flyer agreement, a reciprocal code-share agreement and the coordination of pricing, scheduling and other functions. The last two of these items required the approval of regulatory authorities in both Chile and the United States. With respect to the code-share agreement, the open skies agreement between Chile and the United States expressly permits code-sharing operations by U.S. and Chilean airlines. With regard to the coordination of pricing and scheduling, Lan Airlines and American Airlines filed a joint application with the DOT in December 1997, requesting approval of their alliance agreement and immunity from the application of all U.S. antitrust laws pursuant to Title 49 of the U.S. Code. Lan Airlines and American Airlines received approval and antitrust immunity from the DOT in September 1999, and implemented the code-share agreement in October 1999. In accordance with the terms of the DOT’s 1999 approval, Lan Airlines and American Airlines were required to resubmit their alliance agreement to the DOT for review within three years after the DOT’s grant of approval. Lan Airlines and American Airlines resubmitted the agreement in September 2002 and did not receive any comments from the DOT. The approval and antitrust immunity remain in effect, and there is no further obligation to submit the agreement to the DOT for review.

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. Chilean competition law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. Lan Airlines, TASA and Lan Cargo must comply with Chilean competition law that prohibits a carrier from abusing a dominant position in the market. As described above under “—Route Rights—Air Fare Pricing Policy”, in October 1997, the Antitrust Commission approved a specific self-regulatory fare plan for us consistent with the Antitrust Commission’s directive to maintain a competitive environment within the domestic market and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

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

On January 30, 2004, the Antitrust Commission imposed a fine of 500 Unidades Tributarias Mensuales (equal to approximately US$25,000) on each of Lan Airlines and LanExpress for minor breaches of the self-regulatory fare plan to which they are subject. The Company had argued that such breaches were mainly caused by the impossibility of maintaining the fare plan. Other entities also submitted amendment proposals. The Antitrust Court on amendments to the self-regulatory fare plan are still pending.

Property

Headquarters

Our main facilities are located on approximately five acres of land near Arturo Merino Benítez International Airport. The complex includes approximately 150,695 square feet of office space, 32,292 square feet of conference space and training facilities, 9,688 square feet of dining facilities and simulated cabins used for crew instruction. In 2004, we adapted part of this building to meet our expanding training needs, which include rooms for technical instruction, in-flight and airport services.

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, where we initially occupied a total of four floors. In the first half of 2005 we added three more floors to accommodate our growth requirements.

Maintenance Base

Our 877,258-square foot maintenance base is located on a site that we own inside the grounds of Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,723 square foot aircraft parking area capable of accommodating 17 Boeing 737 aircraft. We have a five floor, 53,820 square foot office building plus a 10,000 square foot office and workshop space. This facility is certified by the FAA and, as such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2005, we finalized the construction of an additional hangar, as well as 75,000 square feet of aircraft parking space, for US$2.1 million. We also lease from the DGAC 193,750 square feet of space inside the Arturo Merino Benítez International Airport for operational and service purposes.

Miami Facilities

We occupy a 36.3 acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a US$65 million, 48,000 square foot corporate building, a 378,000 square foot cargo warehouse and a 783,000 square foot platform for aircraft parking on the site, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We converted 21,528 square feet of the warehouse into fully furbished offices during 2004.

Other Facilities

We own a building and 16 acres of land on the west side of Arturo Merino Benítez International Airport that houses a flight-training center. As of May 2005, this flight-training center had two simulator bays, and a third was under construction. We rent this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business).

We own a 661,980-square foot warehouse in Santiago, which includes 91,493 square feet of space for offices and other administrative facilities and 45,000 square foot distribution center. We use this facility to support LanCourier’s door-to-door cargo transport business.

Terminal de Exportación Internacional, or TEISA, one of our subsidiaries owns a 97,000 square-foot facility that includes a large freezer capacity for the maintenance of perishable exports at optimal conditions located at the Arturo Merino Benítez International Airport.

In 2004, Fast Air Almacenes de Carga S.A., or Fast Air, one of our subsidiaries, began utilizing its new import warehouse and office building at the Arturo Merino Benítez International Airport. This new 172,000 square feet building was developed in conjunction with two other operators.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-8 of this annual report.

Our financial statements have been prepared in accordance with Chilean GAAP, which differs in certain respects from U.S. GAAP. A discussion of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us is described in Note 25 to our audited consolidated financial statements.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us improve our profitability during the period between 2002 and 2004, when the airline industry suffered from various demand shocks, as well as significant cost pressures.

The majority of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from airport ground services, aircraft leases, logistics and courier services, on-board sales, tour services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

Between 2002 and 2004 we overcame significant challenges in the form of demand shocks, increased competition, and external cost pressures. During the first half of this period, demand was negatively affected by the fallout of terrorist attacks of September 11, 2001 in the United States, as well as by the political and economic crisis in Argentina and poor economic performance in other key markets, particularly Chile. Cargo demand was negatively affected during 2002 and 2003 by soft economic conditions, including weaker local currencies, which reduced South America’s demand for imports. Furthermore, we faced increased competition on our international passenger and cargo routes from 2002 until mid-2003, as well as a gradual increase since mid-2004. External factors have also generated significant costs pressures. Security and insurance costs increased after September 11, 2001, while fuel prices have risen consistently since 2002 and reached record levels in 2004.

Despite these challenges we were able to increase profitability significantly, with net income increasing to US$163.6 million in 2004 from US$83.6 million in 2003. Operating income also increased to US$172.1 million from US$111.9 million in 2003. Net and operating income for 2004 are the highest for a full year in our history. These results can be attributed to our ability to rapidly adapt our route network and capacity to market conditions, leverage opportunities to expand our revenue base and reduce costs.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competition activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Overall demand has changed significantly in the last three years, recovering from the major shocks it endured during 2002. These included the revenue shortfalls generated by the September 11, 2001 terrorist attacks in the United States and the war in Iraq. The devaluation of the Argentine peso in 2002 was another major shock due to our dependence upon Argentine customers who connect to our long-haul routes out of Chile. Demand was also impacted during 2002 and the first half of 2003 by the depreciation of the Chilean peso, which not only reduced international outbound demand from Chile, but also had a negative impact on our domestic yields in dollar terms. Demand showed signs of recovery, although from very weak levels, during the second half of 2003 and the full year 2004, primarily in Chile and Argentina, due to improving economic performance and the appreciation of local currencies. However, despite this recovery, demand has not yet reached pre-crisis levels. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic.

The competition we faced on both our domestic and international passenger routes also varied over the last several years. Between 2002 and 2004, new competition entered the Chilean domestic market and our total domestic traffic and market share were adversely affected. On our international routes, competition increased during 2002, but declined during 2003, primarily as some competitors discontinued or downsized their operations. During 2004, competition gradually increased as both incumbent and new competitors expanded their operations.

We were able to overcome these challenges and exploit opportunities by leveraging our competitive advantages such as our business model, efficient cost structure, high service standards, and healthy financial position. Our integrated business model and the efficiency of our operations enabled us to sustain our operations even as we faced weak demand or low pricing. Our ability to deal with these challenges ultimately led to market share gains as other competitors had to reduce their operations.

Additionally, we took advantage of our flexibility to adapt capacity quickly in response to demand shocks or market opportunities. We actively manage our capacity by transferring capacity between routes or adding new aircraft when necessary. During most of 2002, we operated a reduced number of frequencies on our operations from Chile to Argentina, the United States and Europe, and used our alliances to provide passengers with additional options. We used aircraft that became available after the global aviation industry scaled back capacity during late 2001 and early 2002 to reinforce our presence in the Peruvian and Ecuadorian international markets, as well as to start service to New Zealand and Australia. As market conditions improved, we increased capacity from Chile to the United States and Europe. The creation of LanEcuador in 2003 helped us to further expand our footprint and optimize our route network. We also closely monitored demand and increased our operations to Argentina as we noted improvements in travel demand to Argentina as a result of the depreciation of the Argentine peso. In 2004, we took advantage of our flexible capacity when we rapidly expanded our domestic operations in Peru in response to competitive changes.

We have also advanced on our plan to enhance our regional network by selectively adding new destinations and launching new routes. Beginning in 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogota, Caracas, Guayaquil, Quito, Buenos Aires and Santiago de Chile. We plan to continue growing our operation in Lima by increasing the number of flights we operate on these routes and also adding new destinations. These new operations strengthen our position as an alternative for intra-regional travel, enhancing revenue generation potential while allowing us to further leverage our existing commercial network and by improving our aircraft utilization.

Cargo Business

During the past three years, our cargo business has also faced a volatile environment, with significant challenges being followed by a recovery in demand and an improved competitive environment. Our cargo business depends on exports from and imports to South America and is, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). The weakening of our main import markets due to the crisis in Argentina and the subsequent devaluation of the Argentine peso, together with the weakening of the Chilean peso and the Brazilian real, generated a fall in southbound cargo demand and an imbalance with northbound demand in 2002. This caused a decline in traffic and created downward pressure on the rates we charge for carrying cargo from the U.S. to Latin America. We faced increased competition during this period, which reduced yields further and impacted our market share. In 2003, problems affecting salmon production, one the most important products we carry on our northbound routes, temporarily reduced cargo traffic. Since the second half of 2003, southbound demand recovered due to the improvement in economic conditions in Latin America and the appreciation of currencies such as the Brazilian real and the Chilean peso. These changes led to improved import traffic into the region during 2004 and helped to balance out import and export traffic flows. Additionally, several cargo airlines reduced their operations in the region in late 2003, leading to a temporary improvement in competitive conditions until, several competitors also increased capacity during the second half of 2004.

We responded to these changing conditions in several ways. We closely monitored demand and redesigned our freighter itineraries accordingly. The flexibility of our freighter operations enabled us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. We adjusted our capacity through the return of wet-leased freighter aircraft in order to avoid idle capacity during periods of low demand. Our expanded route network led to increased diversification and helped us, by allowing us to shift capacity across routes, to partially compensate for falls in traffic to specific markets. Our cost-effective operations and operating network also gave us a competitive advantage that allowed us to increase market share as other competitors reduced the scale of their operations, which were further benefited by our integrated business model and the utilization of our Boeing 767-300 freighters.

Overall, these adjustments enabled us to endure a complicated environment and ultimately led to an improved market position. More importantly, these advances placed us in an excellent position to take advantage of the recovery in demand that started at the end of 2003 and continued during 2004. In order to respond to improving conditions, we increased capacity by utilizing available space in passenger aircraft and incorporating additional wet-leased aircraft. This enabled us to maintain or expand key market share. Furthermore, during 2004 we leveraged our competitive advantages to expand our presence in northbound markets that had not previously displayed significant airfreight export volumes, such as Brazil and Argentina.

Cost Structure

Cost controls were critical to maintaining our profitability over the period from 2002 to 2004, especially as we faced increased fuel prices and insurance and security costs following September 11, 2001. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs, and exchange rates.

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

Fuel prices rose consistently between 2002 and 2004 generating significant cost pressure. Average prices between 2002 and 2004 increased 61% and led to approximately US$157.0 million additional expenses for the period. As a consequence, higher fuel cost accounted for almost 70% of the 14.2% rise in cost per ATK (a key industry metric) between 2002 and 2004. Please refer to “GAAP/Non-GAAP Reconciliation” for further details regarding Cost per ATK.

Fuel-normalized cost-per ATK increased 4.4% between 2002 and 2004 (using 2002’s average fuel price as a benchmark). The main causes for this were accelerated capacity growth and the even faster paced expansion of traffic and sales volumes. Specifically, the expansion of our operations required the anticipated incorporation and training of new personnel. These increases in headcount, combined with the appreciation of the Chilean peso during the second half of 2003 and 2004, drove increases in wages and benefits and training costs in excess of capacity growth. Commissions, distribution costs, and passenger services were similarly impacted by revenue and traffic growth.

Our cost structure remained highly competitive due to careful cost management and more efficient asset utilization. For example, we partially offset these cost increases by negotiating important reductions in aircraft leasing costs and increasing our aircraft utilization rates. For example, we took advantage of market conditions to renegotiate several aircraft lease contracts. The resulting amendments to the lease agreements led to two main sources of cost reductions: (a) a reduction in the lease rates; and (b) an adjustment in maintenance provisions due to lower required return maintenance conditions and extended redelivery dates of the leased aircrafts. Reduction in aircraft rents as a result of the amendments totaled $10 million in 2003, approximately US$10 million in 2004 and will be an estimated US$5 million in 2005. As a result of the change in the required return conditions of the leased aircraft upon the expiration of their lease term and the extension of the lease term, we adjusted our maintenance provisions by approximately US$5 million in 2003. Further negotiations led to a US$1.9 million adjustment in maintenance provisions for 2004.

Higher aircraft utilization has been another source of improved efficiency. In 2003 and 2004, our long-haul passenger and cargo aircraft were used, on average, more than 15 hours per day. Our utilization strategy in 2004 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency.

Outlook

Our long-term strategy is aimed at consolidating LAN as the main passenger and cargo airline in South America. We will continue to expand our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. We expect our new brand and a continuous effort to improve service standards to drive increased customer preference; ultimately leading to strong market shares in the markets we serve. We plan to maintain a highly competitive cost structure by leveraging our cost-conscious culture and by identifying and implementing adequate cost-reduction initiatives. We believe a focus on flexibility will enable us to adequately react to changing market conditions. Finally, a healthy financial structure will allow us to effectively fund our growth, enhance our strategic development and reinforce our customer appeal.

For the short term, our results will be mainly determined by the expansion of our current network, the evolution of our share in our main markets, success in the entrance to new markets, and fuel price levels. We plan to increase frequencies on long-haul flights out of Chile, Peru and Ecuador, and eventually add new destinations in the United States and Europe. We will expand our operations from, to and inside Argentina by growing our new venture, LanArgentina, which initiated service in June 2005. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in Asian markets. Competitive activity in key markets increased gradually during 2004, and we expect it to continue doing so in the future. However, we expect to maintain solid shares of these markets based on offering attractive value propositions that combine broad international and domestic networks, and a strong customer focus. Our financial performance will also be highly dependent on the evolution of jet fuel prices, which have risen significantly in recent months and have led to a sharp rise in our fuel expenditures. Although we have devised and implemented a number of strategies to mitigate this impact, including financial hedging and the use of fuel surcharges, it is impossible for us to predict if we will be able to fully protect ourselves against an increase in fuel costs. We also plan to continue working on various projects aimed at further streamlining our cost structure, reducing commercial costs and leveraging opportunities to better utilize our aircraft. We believe our competitive advantages will enable us to address future challenges and take advantage of new opportunities to grow our business, either by expanding our current route network or by entering new markets as we recently did in Argentina.

Operating Results

The following table sets forth certain income statement data for LAN Airlines.

	In US$ millions			As a percentage of total revenues			% change
	2002	2003	2004	2002	2003	2004	03/02	04/03
Operating revenues:
Passenger	$803.7	$918.4	$1,169.0	55.3%	56.0%	55.9%	14.3%	27.3%
Cargo	520.8	602.0	799.7	35.9	36.7	38.2	15.6	32.8
Other	127.9	118.4	124.2	8.8	7.2	5.9	(7.5)	4.9

Total operating revenues	1,452.4	1,638.8	2,092.9	100.0	100.0	100.0	12.8	27.7
Operating expenses:
Wages and benefits	215.3	240.9	292.8	14.8	14.7	14.0	11.9	21.5
Aircraft fuel	205.5	259.6	414.5	14.2	15.8	19.8	26.3	59.7
Commissions to agents	192.7	224.0	291.7	13.3	13.7	13.9	16.2	30.2
Depreciation and amortization	67.8	72.6	77.4	4.7	4.4	3.7	7.1	6.6
Other rentals and landing fees	228.7	258.5	287.8	15.7	15.8	13.8	13.0	11.4
Passenger services	32.3	36.2	45.0	2.2	2.2	2.1	12.1	24.3
Aircraft rentals	159.8	139.1	132.4	11.0	8.5	6.3	(12.9)	(4.8)
Aircraft maintenance	95.1	97.9	120.8	6.6	6.0	5.8	2.9	23.5
Other operating expenses	193.1	198.3	258.3	13.3	12.1	12.3	2.7	30.3

Total operating expenses	1,390.4	1,527.1	1,920.8	95.7	93.2	91.8	9.8	25.8

Operating income	62.1	111.7	172.1	4.3	6.8	8.2	80.0	54.0
Other expense:
Interest income	3.8	6.3	10.8	0.3	0.4	0.5	67.1	72.5
Interest expense	(40.8)	(39.4)	(36.5)	(2.8)	(2.4)	(1.7)	(3.5)	(7.3)
Miscellaneous-net	13.2	24.1	45.2	0.9	1.5	2.2	82.9	87.2

Total other expense	(23.8)	(9.0)	19.5	(1.6)	(0.5)	0.9	(62.4)	(318.2)
Income before minority interest	38.2	102.8	191.6	2.6	6.3	9.2	168.7	86.5

Minority interest	(0.4)	(0.9)	0.2	(0.0)	(0.1)	0.0	100.5	(124.4)

Income before income taxes	37.8	101.9	191.8	2.6	6.2	9.2	169.5	88.3

Income taxes	(7.0)	(18.3)	(28.3)	(0.5)	(1.1)	(1.4)	161.8	54.3

Net income	$30.8	$83.6	$163.6	2.1%	5.1%	7.8%	171.2%	95.7%

2004 Compared with 2003

Net Income

Our net income increased 95.7% from US$83.6 million in 2003 to US$163.6 million in 2004. This increase is mainly due to a 54.0% improvement in operating income as compared to 2003 and the reversion from a non-operating loss in 2003 to a non-operating gain in 2004. Operating income improved as a 27.7% increase in operating revenues outpaced a 25.8% growth in operating expenses. Revenue growth reflected an improvement in demand from very low levels in both the passenger and cargo businesses, moderate competitive activity, a strong market position and the expansion of our route network. Operating costs grew in response to capacity growth, sales growth, and high fuel prices. Higher fuel prices, which rose significantly during the year, accounted for approximately US$108.9 million in additional expenses compared to 2003.

In 2004 we recorded a US$19.5 million non-operating gain compared to a US$9.0 million non-operating loss in 2003. This improvement reflected lower net interest expenses and higher gains on the miscellaneous item (as explained under “Non Operating Income (Expense)”) due to fuel hedging profits. Finally, income tax expense increased from US$18.3 million in 2003 to US$28.3 million in 2004 primarily because of increased taxable income.

Operating Revenues

Operating revenues in 2004 totaled US$2,092.9 million, a 27.7% increase over operating revenues of US$1,638.8 million in 2003.

Our consolidated passenger revenues grew 27.3% to US$1,169.0 million in 2004 from US$918.4 million in 2003, due to a 19.4% increase in passenger traffic and a 6.6% improvement in yield (from US¢7.25 to US¢7.73). Passenger traffic (as measured in RPKs) increased primarily because of improved demand in key points of sales, market share gains in the international routes and the Peruvian domestic market, capacity increases on long-haul operations to the United States, Europe and the South Pacific, and the launch of new regional routes. Passenger yields improved as a result of higher average fares due to improved segmentation, the positive impact of a stronger Chilean peso on fares denominated in Chilean pesos, shorter average trip lengths and fuel-related fare increases.

Domestic passenger revenues in Chile, which accounted for 21.3% of our total passenger revenues in 2004 and 23.2% in 2003, increased 16.8% to US$249.4 in 2004 from US$213.5 million in 2003. Domestic passenger traffic (as measured in RPKs) increased 4.4%, while passenger capacity (as measured in ASKs) decreased 1.6%, resulting in a 6.1 percentage point rise in load factor from 62.8% in 2003 to 66.6% in 2004. Domestic passenger yield improved 11.8% from US¢8.90 in 2003 to US¢9.95 in 2004, driven mainly by the appreciation of the Chilean Peso.

International passenger revenues, which accounted for 78.7% in 2004 and for 76.8% of passenger revenues in 2003, increased 30.5% to US$919.7 million in 2004 from US$704.9 million in 2003. International passenger traffic (as measured in RPKs) increased 22.9%, while passenger capacity (as measured in ASKs) increased 19.9%, resulting in a 1.8 percentage point improvement in load factor from 70.8% in 2003 to 72.6% in 2004. Total international passenger yield (based on RPKs) increased 6.3% to US¢7.29 in 2004 from US¢6.86 in 2003, driven by improved segmentation, fuel-price related fare increases and a reduction in average trip lengths (shorter trips have higher revenues per passenger-kilometer).

Cargo revenues grew 32.8%, to US$799.7 million in 2004 from US$602.0 million in 2003, as traffic increased 18.2% and yield increased 12.4% to US¢35.39 from US¢31.49. Revenue growth in cargo was driven by increased international revenues, which grew 33.4% to US$784.5 in 2004 from US$588.3 in 2003. Cargo traffic increased mainly due to improved market conditions (especially on southbound markets from the United States to South America), market share gains and penetration of previously under-exploited northbound markets. Cargo yields increased mainly due the application of cargo fuel surcharges and an improvement in fares.

Other revenues rose 4.9% to US$124.2 million in 2004 from US$118.4 million in 2003 as increased revenues from activities such as aircraft leasing, on-board sales, and ground handling were partially offset lower logistics and third party maintenance revenues.

Operating Expenses

Operating expenses in 2004 totaled US$1,920.8 million, a 25.8% increase over 2003’s operating expenses of US$1,527.1 million. System capacity increased 15.8% between 2003 and 2004. Excluding the impact of higher fuel prices, which resulted in US$108.9 million of additional expenses compared to 2003, operating costs increased 18.7%. Unit costs (measured as operating costs and capital expenses minus other revenues, per ATK) increased 9.1% in 2004. Excluding the impact of higher fuel prices, unit costs grew 2.6%. As a percentage of total operating revenues, consolidated operating expenses fell from 93.2% to 91.8%.

Wages and benefits expenses grew 21.5% to US$292.8 million in 2004 from US$240.9 million in 2003, mainly due to the higher costs in dollar terms caused by the effect of a stronger Chilean peso on wages denominated in Chilean pesos, increases in headcount related to the expansion of our operations, and higher bonuses.

Aircraft fuel expenses in 2004 totaled US$414.5 million, a 59.7% increase over 2003’s aircraft fuel expenses of US$259.6 million. Fuel expenses rose due to a 35.6% increase in average fuel prices and a 17.8% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities are classified as a non-operating item.

Commissions to agents (related to both passenger and cargo sales) increased 30.2% to US$291.7 million in 2004 from US$224.0 million in 2003, primarily due to a 29.5% increase in traffic revenues. The remainder of the rise is explained by the faster growth in the cargo business impacting the revenue mix (average cargo commissions are higher than passenger commissions and cargo increased to 40.6% from 39.6% of traffic revenues as well as an increase in average cargo commissions fully offsetting lower passenger commissions (due to lower travel agent commissions and increased direct sales). As a percentage of traffic revenues (passenger and cargo), commissions to agents increased 0.1 percentage points from 14.7% to 14.8%.

Depreciation and amortization expenses increased 6.6% to US$77.4 million in 2004 from US$72.6 million in 2003. Depreciation and amortization increased mainly as new assets were placed into service. For further information on depreciation policies, refer to “Critical Accounting Policies” below, and Note 2 of our Financial Statements.

Other rental and landing fees increased 11.4% to US$287.8 million in 2004 from US$258.5 million in 2003. This increase resulted as increased operations led to increases in landing and overflight fees, handling costs, and increased ACMI lease expenses. These increases were partially offset by a reduction in insurance expenses and efficiency gains.

Passenger service expenses totaled US$45.0 million in 2004 and US$36.2 million in 2003. This represented a 24.3% increase associated with the 19.4% increase in passenger traffic, a relative increase in premium traffic, and the impact of the stronger Chilean peso on certain peso-denominated materials.

Aircraft rental expenses decreased 4.8%, to US$132.4 million in 2004 from US$139.1 million in 2003 primarily because of the effects of the renegotiation of aircraft leases completed in April 2003. This benefit was partially offset by the full year impact of the addition to our fleet of two Airbus A319 aircraft and one Boeing 767-300 aircraft in December 2003 as well as the addition of three Airbus A319 aircraft and four Boeing 767-300 aircraft during 2004.

Aircraft maintenance expenses increased 23.5%, from US$97.9 million in 2003 to US$120.8 million in 2004. Aircraft maintenance expenses increased due to increased operations and to the net effect of one-time reductions in expenses in 2003 and 2004. In 2003, we recorded one-time reductions in expenses for a total of US$5.0 million due to changes in the return conditions of leased aircraft, while in 2004 we recorded a US$1.9 million one-time reduction in expenses due to additional changes in the return conditions of certain leased aircraft. Excluding these items, maintenance costs grew 19.3%.

Other operating expenses increased 30.3% to US$258.3 million in 2004 from US$198.3 million in 2003. Other operating expenses include sales-related expenses, training, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased in 2004 because of the expansion of operations and sales volumes, and increased training to support both our expansion in Peru and other growth projects.

Operating Income

Operating income increased 54.0%, to US$172.1 million in 2004 from US$111.7 million in 2003. Operating margins improved 1.4 percentage points from 6.8% in 2003 to 8.2% in 2004 as a 27.7% increase in total operating revenues outpaced a 25.8% increase in operating expenses. For the full year, revenues per ATK (passengers and cargo) grew 11.8% (from US¢33.50 to US¢37.45), as costs per ATK increased 9.1% (from US¢31.76 to US¢34.67).

Non-Operating Income (Expense)

Net non-operating income improved from a US$9.0 million loss in 2003 to a US$19.5 million gain in 2004. Interest income increased 72.5% to US$10.8 million from US$6.3 million because of higher cash balances. Interest expenses fell 7.3% to US$36.5 million in 2004 from US$39.4 million in 2003 due to lower interest rates and a reduction in average debt. Miscellaneous gains increased 87.2% to US$45.2 million in 2004 from US$24.1 million in 2003 as an improved fuel hedging gain (to US$46.5 million in 2004 from US$12.3 million in 2003) offset a lower foreign exchange gain (US$2.4 million in 2004 compared to US$12.1 million in 2003).

Income Taxes

Income tax expense increased to US$28.3 million in 2004 from US$18.3 million in 2003 as the impact of higher taxable income was offset by a US$5.7 million one-time reduction in expenses related to tax losses generated before December 1999. At that date, Chilean accounting standards changed to the deferred tax method and according to the rules governing this change, the use of previous tax losses would generate a credit to tax expenses in the period in which they are utilized. Excluding this adjustment, tax expenses increased from US$18.3 million to US$33.8 million as higher taxable income was partially offset by a 0.3 point decrease in the effective tax rate to 17.7%. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 13 to our audited consolidated financial statements.

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

U.S. Dollar Presentation and Price-Level Adjustments

LAN Airlines and most of our subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. For purposes of preparing the audited consolidated financial statements, we translate monetary assets and liabilities denominated in currencies other than U.S. dollars to U.S. dollars at the exchange rate prevailing at the applicable balance sheet date, and we translate income statement accounts at the exchange rate prevailing on the dates on which the revenues and expenses were received, paid or accrued.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (approximately 78% in 2004) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (approximately 73% in 2004) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (approximately 95% in 2004), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2004, approximately 92% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net exchange loss of US$4.7 million in 2002, a net exchange gain of US$12.1 million in 2003, and a net exchange gain of US$2.4 million in 2004 which are set forth in our income statement under “Other Income (Expense)”. For more information, see Notes 2(e) and 20 to our audited consolidated financial statements. Our exchange losses in 2002 were primarily due to the depreciation of Latin American currencies, principally the Chilean peso and the Argentine peso, and the gains in 2003 and 2004 were associated with the appreciation of Latin American currencies, primarily that of the Chilean peso against the U.S. dollar.

GAAP/Non-GAAP Reconciliation

We use “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which is used by our management in the analysis of our results, we divide our ATK costs by our total ATKs. ATK costs are calculated by starting with operating costs as defined under Chilean GAAP and making certain adjustments for interest costs and other revenues. This costs component is further adjusted to obtain “costs per ATKs excluding fuel price variations”, in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. They are not Chilean GAAP-based measures of performance or liquidity. These metrics should not be considered in isolation, or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity. The table below reconciles operating costs as defined by Chilean GAAP to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations”.

	2002	2003	2004
Cost per ATK
Operating cost (US$ thousands)	1,390,371	1,527,083	1,920,845
+ Interest expenses (US$ thousands)	40,758	39,350	36,459
- Interest income (US$ thousands)	3,757	6,277	10,830
- Other revenues (US$ thousands)	127,925	118,392	124,240

ATK operating costs	1,299,447	1,441,764	1,822,234

Divided by systems ATKs (thousands)	4,281,835	4,539,164	5,256,207
= Cost per ATK (US$ cents)	30.35	31.76	34.67

Cost per ATK excluding fuel price variations
Cost per ATK (US$ cents)	1,299,447	1,441,764	1,822,234
- Actual fuel expenses (US$ thousands)	205,524	259,566	414,539
+ (Gallons consumed) times (previous year’s fuel price)	222,929	218,662	305,686

ATK operating costs excluding fuel price variations	1,316,853	1,400,862	1,713,381

Divided by systems ATKs (thousands)	4,281,835	4,539,164	5,256,207
= Cost per ATK excluding fuel price variations (US$ cents)	30.75	30.86	32.60

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer, than in the second and third quarters. Since Peru and Ecuador have different seasonal patterns, the expansion into those markets has led to stronger passenger revenues in the second and third quarters, therefore moderating the overall seasonality of our passenger business. Our cargo revenues generally are higher in the fourth quarter, which correspond to the harvest season in the southern hemisphere.

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

In January 2003, the Company decided to change the method it uses to depreciate aircraft and engines to more accurately reflect the expenses and to better match the depreciation expense with the benefits received from the use of these assets (see Note 2 to our audited consolidated financial statements). The effect of this change on net income for 2004 and 2003 was not significant, and we do not expect this to have a material impact on our future results.” Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations on aging aircraft, and changing market prices of new and used aircraft of the same or similar types.

We also enter into capital lease agreements relating to aircraft and certain buildings and equipment, which have bargain purchase options at the end of each contract. These assets are not our legal property, because we cannot dispose of them until the purchase option is exercised. These assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract. The corresponding leasing obligations are presented under long-term liabilities and under the current portion of long-term leasing obligations, net of the corresponding deferred interest.

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

Our cash and cash equivalents totaled US$216.9 million as of December 31, 2004, US$157.8 million as of December 31, 2003, and US$159.4 million as of December 31, 2002. Additionally, as of December 31, 2004 and December 31, 2003, we held US$87.8 million and US$61.2 million, respectively, in marketable securities not considered to be cash equivalents under Chilean GAAP, which consisted mainly of bonds. We had no such marketable securities in 2002. In 2003 and 2004 we were able to invest a portion of our higher cash balance in such items. We hold significantly all of our cash and cash equivalents in U.S. dollars or U.S. dollar-based instruments.

We generally only hold cash and cash equivalents in currencies other than dollars to fulfill short-term obligations that are denominated in local currencies. The increase in our cash and cash equivalents in 2004 as compared to 2003, was primarily due to our improved results of operations.

At December 31, 2004, we had a working capital surplus (that is, our current assets exceeded our current liabilities) of US$8.9 million. However, as of December 31, 2003, we had a working capital deficit of US$19.7 million. Our working capital deficit in 2003 was mainly related to our air traffic liability and accounts payable. Our air traffic liability refers to tickets that we have sold but which have not yet been used for travel. We recognize the price paid for the ticket as revenue when the tickets are flown. Except in the case of refunds, most of our air traffic liability will not result in cash outflows. Both liabilities arise in our ordinary course of business and, although they fluctuate mainly due to seasonality factors, they are generally proportional to our revenues. We believe this kind of working capital deficit presents no major constraint to our operations or growth strategy.

Net cash inflows from operating activities were US$346.8 million in 2004, US$235.7 million in 2003, and US$138.8 million in 2002, and are derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of operating our airline. Net cash inflows increased for 2004 mainly due to improvements in operating results.

Net cash used in investing activities was US$152.9 million in 2004, US$120.4 million in 2003, and US$118.7 million in 2002. Cash capital expenditures were US$126.9 million in 2004, US$64.8 million in 2003, and US$192.6 million in 2002, mainly reflecting the acquisitions of property and equipment. Our capital expenditures for 2004 were composed primarily of cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2005 and 2006, the acquisition of aircraft spare parts and spare engines, and IT hardware and software. Net cash used in investing activities in 2004 also includes US$76.8 million in investments of financial instruments, consisting primarily of marketable securities. The capital expenditures for 2003 included the purchase of spare aircraft engines and the acquisition of new office space in Santiago. Net cash used in investing activities in 2003 also includes US$68.9 million in investments of financial instruments, primarily marketable securities. The 2002 expenditures reflect the purchase of four Airbus A320 aircraft and three Boeing 737-200 aircraft offset by the sale of assets (including the sale and lease-back of two aircraft engines). For more information about current and future capital expenditures, see “Capital Expenditures” below. The difference between net cash used in investing activities and cash capital expenditures during 2003 and 2004 relates mainly to the investment in and sale of financial instruments, and during 2002 it relates mainly to the sale of assets.

Net cash used in financing activities was US$134.8 million in 2004 and US$117.1 million in 2003, compared to net cash provided by financing activities of US$64.7 million in 2002. In 2004, our main uses were US$43.7 million in loan payments and dividends payments for a total of US$81.6 million. Our main cash uses in 2003 were US$75.2 million in loan payments and the distribution of US$49.1 million in dividends. In 2002, our net cash was provided primarily by the proceeds from a US$40.0 million securitization of credit card receivables and US$163.6 million in loans to finance the purchase of aircraft, partially offset by US$120.7 million in loan payments.

We have generally been able to arrange for short-term loans with local Chilean banks when we have needed to finance working capital expenditures or increase our liquidity. Should we need access to short-term loans in the future, we believe that we could obtain them based on our well-established relationships with various lenders. As of December 31, 2004, we maintained approximately US$159.0 million in short-term credit lines with both local and foreign banks. In addition, we also maintain a US$30.0 million medium-term stand-by credit facility that we entered into with the International Finance Corporation (“IFC”) in 2003.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet.

We have financed the acquisition of three Boeing 767-300ER passenger aircraft and five Boeing 767-300F freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, or Ex-Im, with repayment profiles of either 12 or 15 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in dollars and while some have fixed interest rates, others bear interest at a floating rate linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under these loans into fixed rate debt. In September 2004, LAN sold its stakes in the entities borrowing some of these loans and they were therefore reclassified as financial leases. At December 31, 2004, the total amount outstanding under our Ex-Im-supported financings totaled US$435.0 million. See “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates” under Item 11 for more information.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrow in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financings). This umbrella facility provides for guarantees from the English, French and German Export Credit Agencies and contains customary terms for the industry, including standard events of default. Loans under the facility are denominated in U.S. dollars and bear interest at floating rates linked to LIBOR. As of December 31, 2004, we had drawn approximately US$837.0 million under the facility. Some of the loans drawn under the facility mature 12 years from the delivery date of the corresponding aircraft and others have longer repayment periods, maturing 18 years after the initial drawdown. In connection with the facility, we have incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. The financing facility covers the aircraft we are scheduled to acquire under our Airbus purchase agreements through December 31, 2006.

Our total long-term debt (including capital leases) at December 31, 2004 was US$582.5 million compared to US$633.9 million in 2003. The decrease in long-term debt during 2004 relates mainly to principal payments on outstanding balances. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2004, we had 39 aircraft under operating leases, and we had minimum lease payment obligations of US$874.3 million compared to US$869.5 million as of December 31, 2003. This increase resulted from an increase in the number of aircraft under operating leases and the extension of several lease contracts. At December 31, 2004, we also had purchase obligations for Airbus A319 and A340 aircraft and Boeing 767 aircraft amounting to a combined total of approximately US$1,247.0 million. Under these contracts, we have a firm commitment to incorporate an additional 17 aircraft.

The average interest rate of our long-term debt was 4.6% as of December 31, 2004. Approximately 86% of our long-term debt effectively accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. However, as of December 31, 2004 floating interest rates under the portion of our long-term debt that is subject to the interest rate caps had not reached their capped levels. Giving effect to the caps, as of December 31, 2004 the highest possible average interest rate that the 86% of our long-term debt could be subject to was 5.4%.

The following table sets forth our material expected obligations and commitments as of December 31, 2004.

	Payments due by period, as of December 31, 2004
	(in US$ millions)
	Total	2005	2006	2007	2008	2009	Thereafter
Principal debt payments	$351.4	$34.1	$39.6	$32.8	$34.1	$34.7	$176.1
Capital leases(1)	267.3	45.3	40.1	41.8	43.0	43.8	53.2
Operating leases(2)	874.3	139.3	134.9	115.1	99.6	87.6	297.8
Purchase obligations	1,247.0	233.0	466.0	160.0	395.0	—	—

Total	$2,739.9	$451.7	$680.6	$349.7	$571.7	$166.1	$527.1

(1)	Includes interests
(2)	Includes aircraft leases and other non-cancelable leases.

Capital Expenditures

Over the last three years our cash capital expenditures were US$192.6 million in 2002, US$64.8 million in 2003, and US$126.9 million in 2004, mainly reflecting our acquisition of aircraft and aircraft-related equipment, IT equipment and support infrastructure, and the funding of pre-delivery deposits.

The following chart sets forth our estimate, as of December 31, 2004, of our future capital expenditures for 2005, 2006 and 2007:

	Expenditures by year, as of December 31, 2004
	(in US$ millions)
	2005	2006	2007
Expenditures on aircraft	$233	$466	$160
Other expenditures(1)	80	80	80

Total	$313	$546	$240

(1)	Includes expenditures on spare engines and parts, information technology and other expenditures.

Based on the purchase commitment we entered into with Boeing during the first half of 2005, and the letter of intent signed by Airbus in June 2005, we expect capital expenditures on aircraft to amount to US$233 million in 2005, US$602 million in 2006 and US$582 million in 2007.

We expect that cash generated from operations, short-term credit-lines and the long-term syndicated loans already negotiated with various banks will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

Credit Card Receivables Securitization

We have raised a total of US$100.0 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services in the United States through American Express, Diner’s Club, Discover, Visa and MasterCard to Pelican Finance Ltd. In the first transaction, completed in March 1999, we sold US$60.0 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40.0 million. Our sale of these payment obligations authorizes Pelican to collect payments on them until the earlier of the date the notes issued by Pelican are fully redeemed and March 2006 for the first transaction, and August 2009 for the second.

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

Our net income determined under U.S. GAAP would have been US$160.7 million in 2004, US$88.8 million in 2003, and US$34.2 million in 2002, as compared with net income under Chilean GAAP of US$163.6 million in 2004, US$83.6 million in 2003, and US$30.8 million in 2002. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment of expenses for amortization of goodwill, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP and the ineffectiveness of certain derivative instruments resulted in additional adjustments under Chilean GAAP.

Shareholders’ equity determined under U.S. GAAP would have been US$415.6 million at December 31, 2004, US$323.5 million at December 31, 2003, and US$258.9 million at December 31, 2002, as compared with shareholders’ equity under Chilean GAAP of US$434.6 million at December 31, 2004, US$352.6 million at December 31, 2003, and US$308.9 million at December 31, 2002, principally due to adjustments for the provision for deferred income taxes, goodwill amortization, derivatives and depreciation of property and equipment from our acquisition in 1997 of Ladeco S.A., now known as LAN Cargo S.A.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The administration of LAN Airlines is conducted by its board of directors which, in accordance with LAN Airlines’ bylaws, consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

The current board of directors was elected at the annual shareholders’ meeting held in April 2005. The resignation of one director, Mr. Boris Hirmas Said, prior to this meeting forced the renewal of the entire board. This new board was elected for a two-year term. In May, Mr. Sebastian Piñera Echenique resigned from the board of directors as he decided to run for Presidency of Chile. As of the date of this annual report, the board of directors has not filled this vacancy. Because of Mr. Piñera’s resignation, a new board will be elected at our next annual shareholders’ meeting, to be held between February and April 2006. The following are LAN Airlines’ directors and senior management as of May 31, 2005:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director

Ramón Eblen Kadis(3)	Director
Andrés Navarro Haeussler	Director
Bernardo Fontaine Talavera	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Luis Ernesto Videla Berguecio	President and Chief Operating Officer
Ignacio Cueto Plaza(2)	Chief Executive Officer, Passenger Business
Armando Valdivieso Montes	Chief Executive Officer, Cargo Business
Alejandro de la Fuente Goic	Chief Financial Officer
Susana Tonda Mitri	Senior Vice President, Organization and Processes
Carlos Prado Cánepa	Senior Vice President, Corporate Investment
Marco Jofré Marín	Senior Vice President, Operations, Engineering and Maintenance
Enrique Elsaca Hirmas	Senior Vice President, Strategic Planning

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in April 2004. Mr. Awad had previously served as chairman of the board of directors for six years until October 2000.
(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in “Item 7”), one of the Controlling Shareholders.
(5)	Mr. Ramón Eblen Kadis is a member of the Eblen Group (as defined in “Item 7”), a major shareholder.

Biographical Information

Set forth below are brief biographical descriptions of LAN Airlines’ directors and senior management.

Directors

Mr. Jorge Awad Mehech, 59 years old, has served as chairman and member of LAN Airlines’ board of directors since April 2002. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the next annual shareholders’ meeting. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile and Envases del Pacifico S.A. He is also a board member of ICARE (Instituto Chileno de Administracion Racional de Empresas), a Chilean organization seeking to promote private enterprise. As of May 31, 2005, according to shareholder registration data in Chile, Mr. Awad owned, through Inversiones y Asesorías Fabiola S.A., 164,943 common shares (.05% of LAN Airlines’ outstanding shares).

Mr. Darío Calderón González, 58 years old, has served on LAN Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Calderón has been a partner in Calderón y Cía., a Chilean law firm, since 1970. Mr. Calderón currently serves the board of directors of other Chilean companies, including Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., and Calzados Gino S.A.

Mr. José Cox Donoso, 50 years old, has served on LAN Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cox has also served as chairman of the board of directors of LAN Airlines Cargo since September 1995. In addition, Mr. Cox has served on the board of directors of CMB-Prime Asset Managing Corp. since September 1993. Mr. Cox is also chairman of the Chilean Electronic Stock Exchange. As of May 31, 2005, according to shareholder registration data in Chile, Mr. Cox owned, through Inversiones Aéreas CGP Dos S.A., 2,654,324 common shares of LAN Airlines (0.8% of LAN Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 45 years old, has served on LAN Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and on the boards of directors of

Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LAN Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer Chief Executive Officer-Passenger Business of LAN Airlines, respectively. Mr. Cueto is a member of the Cueto Group (a group of Controlling Shareholders of LAN Airlines one of Lan Airlines’ Controlling Shareholders). As of May 31, 2005, Mr. Cueto shared in the beneficial ownership of 86,913,567 common shares of LAN Airlines (27.3% of LAN Airlines’ outstanding shares) held by the Cueto Group. See “Item 7”.

Mr. Juan Cueto Sierra, 75 years old, was one of the founders of Fast Air in 1978 and has served on LAN Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Executive Officer-Passenger Business of LAN Airlines, respectively.

Mr. Ramón Eblen Kadis, 60 years old, has served on LAN Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and The Jeans Company S.A.. Mr. Eblen is a member of the Eblen Group (a major shareholder of LAN Airlines). As of May 31, 2005, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of LAN Airlines (approximately 10.0% of LAN Airlines’ outstanding shares) held by the Eblen Group. See “Item 7”.

Mr. Andrés Navarro Haeussler, 56 years old, joined LAN Airlines’ board of directors in April 2004. Mr. Navarro’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Navarro holds a Civil Engineering degree from Universidad Católica de Chile. He is the president and founder of Sonda S.A., a leading IT services provider in Latin America, which has operations in eleven Latin American countries, including Mexico, Brazil, Argentina, Chile and Colombia. He is also the Chairman of the Board of Clínica Las Condes and of Inmobiliaria y Constructora Aconcagua S.A. and the President of Fundación Teleton, a non-profit organization.

Bernardo Fontaine Talavera, 41 years old, has served on LAN Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the next annual shareholders’ meeting. Mr. Fontaine has held various responsibilities on the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Almagro S.A., Loginsa S.A. and Polygon S.A.. He is also the general manager of Tres Mares S.A., which owns 17,840,598 shares of Lan Airlines S.A. (5.6% of Lan Airlines’ outstanding shares).

Senior Management

Mr. Enrique Cueto Plaza, 46 years old, is LAN Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on LAN Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his eighteen years in the airline industry. Mr. Cueto currently serves on the boards of directors of Forestal Copihue S.A. and Endeavor-Chile, a foundation aimed at supporting entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LAN Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, director and Chief Executive Officer-Passenger Business of LAN Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of May 31, 2005, Mr. Cueto shared in the beneficial ownership of 86,913,567 common shares of LAN Airlines (27.3% of LAN Airlines’ outstanding shares) held by the Cueto Group. See “Item 7”.

Mr. Luis Ernesto Videla Berguecio, 44 years old, is LAN Airlines’ President and Chief Operating Officer, a position he assumed in 1996. Prior to assuming his current position, Mr. Videla served as LAN Airlines’ Vice President of Marketing and Sales from 1995 to 1996, and as LAN Airlines’ Vice President of Planning and Development from 1994 to 1995. From 1989 until 1994, Mr. Videla held the position of Vice President, Planning at

Fast Air. Before 1989, Mr. Videla worked at Banco de Crédito e Inversiones. As of May 31, 2005, according to shareholder registration data in Chile, Mr. Videla owned 59,704 common shares of LAN Airlines (.02% of LAN Airlines’ outstanding shares).

Mr. Ignacio Cueto Plaza, 42 years old, is LAN Airlines’ Chief Executive Officer-Passenger Business, Passenger. Mr. Cueto served on the board of directors of LAN Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, Director of LAN Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of LAN Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of May 31, 2005, Mr. Cueto shared in the beneficial ownership of 86,913,567 common shares of LAN Airlines (27.3% of LAN Airlines’ outstanding shares) held by the Cueto Group. See “Item 7”.

Mr. Alejandro de la Fuente Goic, 46 years old, is LAN Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined LAN Airlines in April 1995. Prior to joining LAN Airlines, Mr. de la Fuente served as Director of Management and Finance of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of May 31, 2005, according to shareholder registration data in Chile, Mr. de la Fuente owned 51,175 common shares of LAN Airlines (.02% of LAN Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 42 years old, is LAN Airlines’ Chief Executive Officer-Cargo Business, a position he assumed in 1997. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of May 31, 2005, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of LAN Airlines (.02% of LAN Airlines’ outstanding shares).

Ms. Susana Tonda Mitri, 50 years old, is LAN Airlines’ Senior Vice President, Organization and Processes, a position she has held since June 2000. Prior to joining LAN Airlines, Ms. Tonda was General Manager of Banefe, a division of Banco Santander in Chile, from 1993 to 1999. From 1985 to 1993, Ms. Tonda held several positions at Bancard S.A., a company involved in the administration and management of credit cards, including General Manager from 1992 to 1993.

Mr. Carlos Prado Cánepa, 55 years old, is LAN Airlines’ Senior Vice President, Corporate Investment, and has held this position since July 1998. From 1993 to 1998, Mr. Prado served as LAN Airlines’ Senior Vice President, Technical. From 1987 to 1992, he served as Chief Operating Officer of Exim Air S.A. From 1983 to 1986, Mr. Prado served as our Vice President, Cargo, and from 1981 to 1982 as our Fuel Manager. As of May 31, 2005, according to shareholder registration data in Chile, Mr. Prado owned 21,323 common shares of LAN Airlines (.01% of LAN Airlines’ outstanding shares).

Mr. Marco Jofré Marín, 42 years old, is LAN Airlines’ Senior Vice President, Operations, Engineering and Maintenance. Mr. Jofré has been responsible for Operations since August 1998 and for Engineering and Maintenance since May 2002. From 1997 to 1998, Mr. Jofré served as Executive Vice President of Fast Air, from 1992 to 1997 as Planning Director of Fast Air and from 1990 to 1992 as Vice President Services, North America of Fast Air Miami. Currently, Mr. Jofré also serves as a consultant to the Academy of Aeronautical Sciences and on the boards of directors of Flight Training Center-Chile and TEISA, the export terminal of LAN Airlines. As of May 31, 2005, according to shareholder registration data in Chile, Mr. Jofré owned 25,588 common shares of LAN Airlines (.01% of LAN Airlines’ outstanding shares).

Mr. Enrique Elsaca Hirmas, 37 years old, is LAN Airlines’ Senior Vice President, Strategic Planning, a position he assumed in July 2004. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Catolica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining LAN Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Compensation

For the year ended December 31, 2004, the aggregate amount of compensation we paid to all executives and senior managers was US$36.1 million, which included US$5.0 million in bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

Under Chilean law, LAN Airlines must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from LAN Airlines for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the Superintendencia de Valores y Seguros, or the SVS, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participate in any stock option plans.

LAN Airlines’ directors are paid 24 UF per meeting (56 UF for the chairman of the board). LAN Airlines also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance.

As set forth in further detail in the following table, in 2004, the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$95,648.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	US$	25,334
Ramón Eblen Kadis		16,146
José Cox Donoso		14,772
Darío Calderón González		8,074
Sebastián Piñera Echenique		7,311
Juan José Cueto Plaza		7,297
Juan Cueto Sierra		6,086
Boris Hirmas Said		5,317
Andrés Navarro Haeussler		3,980

Total	US$	94,316

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

As required by Chilean law, LAN Airlines makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

Board of Directors’ Committee

Pursuant to Chilean Corporation Law, as amended by Law No. 19,705, LAN Airlines must have a board of directors’ committee composed of no less than three board members. LAN Airlines has established a three-person committee of its board of directors, which, among other duties, is responsible for:

•	examining the reports of LAN Airlines’ external auditors, the balance sheets and other financial statements submitted by LAN Airlines’ administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies to the board of directors;

•	examining and reporting on all related party transactions; and

•	reviewing the pay scale of LAN Airlines’ senior management.

Under Chilean law we are required, to the extent possible, to appoint a majority of independent directors to this committee.

As of May 31, 2005, the committee members were Mr. Jorge Awad Mehech, Mr. José Cox Donoso and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per month.

NYSE Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean corporation with shares listed on the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange and ADSs on The New York Stock Exchange. Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Ley de Mercado de Valores No. 18,045, or the Securities Market Law.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	Under Chilean law, we are not required to have a majority of independent directors.

Our board of directors’ committee (all of whom are members of our board of directors) is composed of three directors, two of which must be independent if we have a sufficient number of independent directors on our board.

The definition of independence applicable to us pursuant to the Chilean Corporation Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

Under the Chilean Corporation Law, a director is deemed to be independent if such member would have been elected as a Director at the Shareholders Meeting after excluding the votes of any controlling shareholder or party related to it.

Executive Sessions. Non-management directors must

meet regularly in executive sessions without

management. Independent directors should meet

alone in an executive session at least once a year.

§303A.03

There is no similar requirement under our bylaws or under applicable Chilean law.

NYSE Standards	Our Corporate Governance Practice
Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We will be required to comply with Rule 10A-3 by July 31, 2005. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code of ethics is available upon request, in writing, by telephone or by e-mail, to the following address: Lan Chile S.A., Investor Relations Department, attention: Andres Bianchi, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3947, email: andres.bianchi@lan.com. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Employees

As of December 31, 2004, we had a total of 13,414 employees, including:

•	877 pilots and copilots;

•	1,916 flight attendants;

•	1,620 maintenance personnel;

•	4,973 employees engaged in administrative or sales activities; and

•	4,028 employees engaged in a variety of operational activities.

Our flight operations, maintenance and customer ground operations personnel undergo training when they join us and throughout their employment with us. We invested approximately US$7.0 million in training in 2002, US$6.8 million in 2003 and US$7.6 million in 2004. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 2,500 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We have signed an agreement with CAE (a Canadian firm specializing in flight training) to develop a pilot training center in Santiago de Chile. As of April 30, 2005, this training center included a Boeing 737-200 Full Flight simulator and an Airbus A320 Full Flight simulator, and a Boeing 767 simulator will be added in the second half of 2005. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

In December 1997, LAN Airlines and Lufthansa Technical Training GmbH created Lufthansa LAN Airlines Technical Training S.A. in Santiago to provide ourselves and third parties with technical training services and amenities, primarily for mechanics.

Aircraft mechanics and maintenance supervisory personnel must be licensed and qualified for specific aircraft by the DGAC and other corresponding authorities in other countries in which we operate. Cabin crew must have initial and periodic competency fitness training. Since we have been run by the current management team, we have implemented a performance-related pay structure for our administrative, management and flight personnel, including performance-based bonuses and pay scales that reward foreign language proficiency in counter, technical and administrative personnel.

We train our mechanics and maintenance supervisors in all programs required by both local DGAC and international (FAA, Joint Aviation Authorities (or “JAA”), and Independent Travel Technology Association (or “ITTA”) norms and regulations, those required by aircraft manufacturers and the training needs that we identify during our annual reviews. We present these programs during trainings that can last for up to four days for refresher courses and for up to 54 days for Boeing 767 line and base maintenance certification.

During 2003, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering programs aimed at improving leadership skills and applying e-learning techniques.

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

The collective bargaining agreement between our subsidiary Transporte Aéreo S.A. and its pilots’ union expires in November 2008. Four collective bargaining agreements are in place between LAN Airlines and the unions that represent four different groups of its pilots. While the scheduled expiration dates of the several collective bargaining agreements were originally staggered over several years, a recent decision by Chilean labor authorities imposes a four-year term limit that will cause three of the agreements to expire in November 2005 and one to expire in November 2007. LAN Cargo is also party to an employment agreement with its pilots that expires in November 2005.

LAN Airlines has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from July 2004 to June 2007, and has entered into collective bargaining agreements with its maintenance personnel that expire at various time, ranging from September 2004 to October 2007. The agreement with the union representing our administrative personnel expires in November 2005.

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

The following table sets forth the number of employees in various positions at LAN Airlines, LAN Airlines Cargo and our other subsidiaries.

	As of December 31,
Employees(1)	2002	2003	2004
Administrative	2,442	2,486	3,135
Sales	1,738	1,845	1,838
Maintenance	1,371	1,383	1,620
Operations	3,032	3,294	4,028
Cabin crew	1,520	1,448	1,916
Cockpit crew	667	717	877

Total	10,770	11,173	13,414

(1)	In 2004, approximately 75% of our employees worked in Chile, 22% in other Latin American countries and 3% in the rest of the world.

ITEM 7. CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Controlling Shareholders

Pursuant to agreements signed in July 2004, two shareholder groups control the Company. These shareholder groups are:

•	the Cueto Group, which includes Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain members of their family;

•	the Piñera Group, which includes Mr. Sebastián Piñera Echenique and certain members of his family;

We collectively refer to these shareholder groups as “Controlling Shareholders”. As of May 31, 2005, our Controlling Shareholders owned 54.6% of our voting common shares. While the common shares owned by the Controlling Shareholders do not have different voting rights than the common shares owned by our other shareholders, these Controlling Shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

The agreements signed by our Controlling Shareholders provide for a joint-action agreement and a right of first refusal agreement in connection with 45.0% of our common shares. Under the joint-action agreement, the Controlling Shareholder agreed to act coordinately on all matters pertaining to the Company’s management, both at shareholders’ meetings and meetings of the board of directors. Under the right of first refusal agreement between both groups, the shares included under this agreement are subject to reciprocal rights of first refusal in connection with any future sale to a third party.

As of May 31, 2005, a third shareholder group, which includes our director Ramon Eblen Cadiz, owned approximately 10% of our common shares. Because this group can influence our management, we have classified this group as a “Principal Shareholder”.

The table below sets forth the beneficial ownership of common shares as of May 31, 2005, broken down between our Controlling Shareholders, other principal shareholder, and minority shareholders.

	Beneficial ownership (as of May 31, 2005)
Shareholder	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Cueto Group
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	86,913,567	27.3%
Total	86,913,567	27.3%
Piñera Group
Inversiones Santa Cecilia S.A.	21,224,909	6.7%
Axxion S.A.	65,827,874	20.6%
Total	87,052,783	27.3%
Other principal shareholder	31,778,049	10.0%
Others	113,164,691	35.5%
Total	318,909,090	100.0%

At May 31, 2005, investors outside of Chile held 14.6% of our capital stock in the form of ADSs, and other minority investors held 20.8% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. At May 31, 2005, we had 1,165 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

Related Party Transactions

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our controlling shareholders. Set out below is a description of the material transactions between LAN Airlines and its affiliates. It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party.

Real Estate Transactions

During the fourth quarter of 2003, LAN Airlines acquired office space and other ancillary facilities for US$7.3 million from Inmobiliaria San Luis Dos S.A., an entity in which the Cueto Group of our majority shareholders holds a minority stake. This office space enabled us to move some of our administrative and commercial staff to a more central location in Santiago. This transaction was carried out at market prices and in accordance with Chilean law, was approved by our board of directors’ committee and was disclosed at our annual shareholders’ meeting.

Other Transactions

In addition to the transactions discussed above, in the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 14 on page F-25 to our audited consolidated financial statements for the fiscal year ended December 31, 2004.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-65.

Other Financial Information

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. On July 30, 1997, the Chilean Antitrust Commission imposed a fine on us of approximately US$345,000 in connection with a complaint filed by DAP Airlines, or DAP, alleging that we employed anti-competitive tactics by reducing our prices on certain of our routes and refusing to perform maintenance services on DAP aircraft. On January 8, 1998, DAP filed a demand for indemnification against Lan Airlines, National Airlines and Lan Cargo, jointly and severally, in the amount of approximately Ch$6.4 billion (approximately US$10.8 million according to the observed exchange rate as of May 31, 2005). In June 2000, the courts ruled in favor of DAP in the amount of Ch$342 million (approximately US$580,000 according to the observed exchange rate as of May 31, 2005). We appealed the decision to the Chilean Supreme Court in July 2004, and a final ruling in the appeal is still pending.

We do not believe that this or any other pending proceedings against us had or are likely to have a significant adverse effect on our business or results of operations.

Dividend Policy

In accordance with Chilean law, Lan Airlines must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses. If there is no net income in a given year, Lan Airlines can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to Lan Airlines’ by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by Lan Airlines.

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

Year ended December 31,	Ch$ per Common Share		US$ per ADS
	Low	High	Low	High
2000	715.00	1,065.00	6.19	10.31
2001	775.00	1,339.90	5.26	10.14
2002	520.00	960.00	3.40	7.55
2003
First Quarter	735.00	875.00	5.15	6.16
Second Quarter	770.00	1,150.00	5.38	8.20
Third Quarter	1,145.00	1,495.00	8.07	11.28
Fourth Quarter	1,520.00	2,100.10	11.66	17.70
2004
First Quarter	2,010.00	2,300.00	16.86	19.80
Second Quarter	2,105.50	2,550.00	16.85	20.60
Third Quarter	2,340.10	3,025.00	18.58	25.00
Fourth Quarter	2,640.00	3,670.10	22.30	32.90
2005
First Quarter	3,385.00	4,200.00	30.25	35.98
Monthly Prices
January, 2005	3,385.00	3,651.00	30.25	35.48
February, 2005	3,950.00	4,190.90	34.34	35.98
March, 2005	3,850.00	4,200.00	33.27	35.60
April, 2005	4,000.00	4,410.00	34.69	38.05
May, 2005	3,870.00	4,400.00	33.54	36.70
June, 2005(1)	4,125.00	4,370.00	35.13	36.70

Sources: Santiago Stock Exchange and The New York Stock Exchange.

(1)	Period through June 10, 2005.

As of May 31, 2005, a total of 318,909,090 common shares were outstanding, including 46,715,505 common shares represented by ADSs.

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

The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 82.6% of securities traded in Chile. Approximately 17.3% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

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

Organization and Register

Lan Airlines is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Lan Airlines was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Gazette (Diario Oficial de la República de Chile) No. 31.759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices y Comercio de Santiago) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

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

The potential acquiror must also inform the public of its planned acquisition at least ten business days prior to the date on which the transaction is to close, and in any event, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror). Notice is made through a filing with the SVS, the relevant Chilean stock exchanges and any companies controlling or controlled by the target corporation and through a notice published in two Chilean newspapers, and must also state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

A beneficial owner of ADSs intending to acquire control of Lan Airlines will be subject to the foregoing reporting requirements.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, even without payment therefor, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). Shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which in any case cannot exceed three years from the date of such shareholders’ meeting which authorizes the increase in capital) will be canceled and will no longer be available for issuance by us. Fully paid shares are not subject to further calls or assessments or to liabilities of Lan Airlines.

At May 31, 2005, our share capital consisted of 318,909,090 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares.

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

Whenever a transaction in which a director is materially interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$60,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arm-length’s conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts’ reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate the planned method of payment. Experts’ valuation reports must be made available to the shareholders and to the board of directors for a period of 20 business days. The board of directors may decide to approve or reject the proposed transaction only after this 20-day period has expired. If shareholders representing 5% of the voting shares determine, within the 20-day period, that the transaction is not favorable to the corporation’s interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders’ meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent ordinary annual meeting of our shareholders was held on April 29, 2004. Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

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

Dividend and Liquidation Rights

In accordance with Chilean Law, Lan Airlines must distribute an annual cash dividend equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there is no net income in a given year, Lan Airlines can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by Lan Airlines. See “Dividends”.

Lan Airlines may grant an option to its shareholders to receive any dividend in excess of 30% of net income in cash, in its own shares or in shares of publicly held corporations held by it. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital”.

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

In the event of Lan Airlines’ liquidation, the holders of fully paid common shares would participate pro rata in the distribution of assets remaining after payment of all creditors. Holders of shares not fully paid will participate in such distribution in proportion to the amount paid.

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

Registration and Transfers

The Depósito Central de Valores, or the DCV, acts as Lan Airlines’ registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Material Contracts

In 1998, we entered into a purchase agreement with Airbus Industrie for acquisition of 20 Airbus A320 aircraft, followed by an additional contract for seven Airbus A340s that we entered into in 1999. Both contracts provide us with the option of purchasing additional aircraft in the future. As of December 31, 2003, we have taken delivery of 14 Airbus A320s, and four Airbus A340s and two Airbus A319s. Given the flexibility incorporated into these contracts, we have extended the delivery dates for some of the remaining aircraft until 2008. Additionally, we have changed our remaining short-haul aircraft order from the Airbus A320 model to the Airbus A319 model. The remaining estimated value of the Airbus aircraft for which we have firm commitments to take delivery under the contract is approximately US$500 million.

We have also recently agreed to purchase a total of six Boeing 767-300ER passenger aircraft and six Boeing 767-300F aircraft. Delivery of these aircraft is scheduled to take place between July 2005 and October 2008. We have the option to convert some of the orders from the passenger version to the freighter version or vice versa with certain anticipation. The estimated gross value (at list prices) of the Boeing aircraft for which we have firm commitments to take delivery under these contracts is approximately US$1.5 billion.

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

The ADSs representing common shares of Lan Airlines offered under our November 6, 1997 initial public offering are subject to our Foreign Investment Contract, which guarantees ADS investors under our initial public offering access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and repatriate amounts received with respect to deposited common shares or common shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them). The guarantee of access to the Formal Exchange Market under the Foreign Investment Contract would be extended to the participants in an ADS offering if the following requirements are met:

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

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common shares upon surrender of ADRs, access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit those dollars outside Chile) in respect of common shares represented by ADSs or withdrawn shares, including amounts received as:

•	cash dividends;

•	proceeds from the sale in Chile of withdrawn shares or from shares distributed as a result of a liquidation, merger or consolidation of Lan Airlines (subject to receipt by the Central Bank of Chile of a certificate from the holder of the withdrawn shares or the distributed shares (or from an institution authorized by the Central Bank of Chile) that the holder’s residence and domicile are outside of Chile, and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that the withdrawn shares or the distributed shares were sold on a Chilean stock exchange);

•	proceeds from the sale in Chile of preemptive rights to subscribe for additional common shares;

•	proceeds from the liquidation, merger or consolidation of Lan Airlines;

•	proceeds from the sale in Chile of common shares received as a dividend; and

•	other distributions, including those in respect of any recapitalization resulting from holding common shares represented by ADSs or withdrawn shares.

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

We cannot assure holders that they receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. This means that holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

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

The observed exchange rate (dólar observado) is the average exchange rate at which transactions were actually carried out in the Formal Exchange Market on a particular day, as certified by the Central Bank of Chile on the next banking day.

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

Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market through the Informal Exchange Market (Mercado Cambiario Informal) established by the Central Bank in 1990. There are no limits on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (approximately US$6,000 as of May 31, 2005) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares and ADSs by a beneficial owner that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs. In this prospectus, we refer to these owners of common shares and ADSs as U.S. Holders. This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended, commonly referred to as the “Code”, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, or holders that own or are treated as owning 10% or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADRs and the underlying common shares by consulting their own tax advisers.

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

Taxation of Dividends

If you are a U.S. Holder, distributions of cash or property (other than common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and our profits (as determined for United States federal income tax purposes) with respect to common shares or ADSs, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be includible in your gross income as ordinary income on the day on which you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. If you are a U.S. Holder, dividends paid in pesos generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars after they are received. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, a U.S. Holder’s pro rata share of such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the common shares or ADSs and, thereafter, as capital gain.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (or PFIC) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (or FPHC), or foreign investment company (or FIC).

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, for our 2005 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which U.S. holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under “Taxation—Chilean Taxation—Cash Dividends and Other Distributions), the excess tax will not be creditable. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source “passive income,” U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Capital Gains or Losses

If you realize gain or loss on the sale, exchange or other disposition of ADSs or common shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to significant limitations.

Any gain or loss a U.S. Holder realizes on such a sale, exchange, or other disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, would be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition (see “Taxation — Chilean Taxation — Capital Gains) unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares.

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

HOLDERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAX LAWS.

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

During 2002, 2003 and 2004, we entered into a mix of costless collar contracts, call option contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 123.0 million gallons, 134.0 million gallons and 111.4 million gallons, respectively (which represent 50.4%, 46.0% and 36.2%, respectively, of our total fuel consumption). The result of these contracts was a loss of approximately US$5.5 million in 2002 and a gain of approximately US$12.8 million in 2003 and a gain of approximately US$46.5 million in 2004. The fair value of our outstanding swap contracts was estimated at positive US$5.3 million at December 31, 2002, positive US$ 15.4 million at December 31, 2003 and positive US$ 15.9 million at December 31, 2004. Based on market jet fuel price data as of December 30, 2004, we estimate that a one cent increase or decrease in jet fuel prices would have a positive or negative impact, respectively, on our results of US$2.8 million for 2005 and US$3.9 million for 2006.

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

Risk of Fluctuations in Interest Rates

The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2004, US$543.6 million in principal amount of LIBOR-based interest-bearing debt outstanding. As of March 31, 2005, we had US$530.8 million in principal amount of LIBOR-based interest-bearing debt outstanding. As of December 31, 2004, approximately 14% of our banking debt (including our long-term, short-term and dollar-denominated debt) was exposed to interest rate risks.

In May 2001, we entered into six swap contracts in order to hedge our floating rate-exposure on US$329 million of our debt. Pursuant to these contracts, we pay or receive, depending on the case, the difference between the agreed fixed rate and the floating rate, calculated on the notional amount of each contract. The fair value of these contracts as of December 31, 2004 was estimated to be at negative US$13.6 million and the fair value as of March 31, 2005 was estimated to be at negative US$8.2 million.

According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

During 2002, we entered into a treasury rate-lock contract in order to hedge our exposure to changes in the five-year treasury rate before entering into a US$40.0 million securitization tranche of credit card receivables in the United States. For more information, see “Operating and Financial Review and Prospects—Credit Card Receivables Securitization” under Item 4. The gains or losses on such contracts are recognized as a component of interest expense in our financial statements amortized over the life of the securitization. We settled this operation the day that we completed the securitization, and it involved a total payment of US$3.4 million, of which we recognized US$530,000 as interest expense in 2004. There was no fair value associated with this operation as of December 31, 2004 since we had already settled the operation.

During 2003 and 2004 we entered into interest rate call option contracts in order to hedge US$190 million and US$74.6 million in debt respectively. These contracts allow us to limit our exposure to LIBOR at a predetermined value. During 2003 an 2004, we paid a total of US$7.8 million in premiums on these contracts. As of December 31, 2004, the fair value of these contracts was estimated to be at US$6.3 million and as of March 31, 2005, the fair value has estimated to be at US$5.5 million.

The following table summarizes our principal payment obligations on our interest-bearing debt and capital leases as of December 31, 2004 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2004 for each loan.

	Principal payment obligations by year of expected maturity(1)
		(in US$ millions)
Liabilities	Average interest rate(2)	2005	2006	2007	2008	2009	Thereafter
U.S. dollars	4.6%	79.4	79.7	74.6	77.1	78.5	206.8

(1)	At cost, which approximates market value.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2004 on our debt.

Risk of Variation in Foreign Currency Exchange Rates

Because in 2004 approximately 78% of our operating revenues and approximately 73% of our operating expenses are denominated in U.S. dollars, our revenues and expenses create a partial natural hedge with each other. However, because we conduct business in local currencies in twelve countries, we face the risk of variation in foreign currency exchange rates. For more information, see Note 24 to our consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican nuevo peso, the Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2004 we had no foreign exchange hedging contracts aimed at hedging our cash flow or balance sheet.

From time to time we use foreign exchange forward contracts in order to improve the rate of return of some of our short-term investments by using them as arbitrage instructions between United States dollar and Chilean Peso short-term rates. As of December 31, 2004, the market value of these contracts was US$1.8 million.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2004 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	451,102	76.36%	100,096	16.94%	39,590	6.70%	590,788
Other assets	1,223,119	98.76%	10,529	0.85%	4,793	0.39%	1,238,441

Total assets	1,674,221	91.53%	110,625	6.05%	144,383	2.43%	1,829,229

Current liabilities	518,910	89.17%	44,958	7.73%	18,057	3.10%	581,925
Long-term liabilities	797,481	98.57%	6,174	0.76%	5,394	0.67%	809,049

Total liabilities and shareholders’ equity	1,753,659	95.87%	52,119	2.85%	23,451	1.28%	1,829,229

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. José Cox Donoso, qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Upon request, in writing or orally, by telephone or by e-mail, to the following address: Lan Airlines S.A., Investor Relations Department, attention: Andres Bianchi, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3947, email: andres.bianchi@lan.com, we will provide any person with a copy of our code of ethics without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at www.lan.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(in thousands of US dollars)
Audit fees	502.5	554.2
Audit-related fees	0.0	69.6
Tax fees	24.2	23.1

Other fees	3.9	0.0

Total fees	530.6	646.9

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual consolidated financial statements, as well as the review of other filings.

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers for due diligence services related to potential acquisitions and mergers.

Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax advice and tax planning services.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for salary surveys and services related to human resources.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Our board of directors’ committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors’ committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2004.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-65, incorporated herein by reference. The following is an index of the financial statements in the referenced pages.

Consolidated Financial Statements for Lan Chile S.A. and Subsidiaries

Page
Audited Consolidated Financial Statements

Reports of Independent Auditors	F–2
Consolidated Balance Sheets at December 31, 2004	F–3
Consolidated Statement of Income for the years ended December 31, 2002, 2003 and 2004	F–5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F–6
Reconciliation of Net Income to Net Cash Provided by Operating Activities for the years ended December 31, 2002, 2003 and 2004	F-7
Notes to Consolidated Financial Statements at December 31, 2004	F–8

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	By-laws of Lan Airlines S.A.

2.1	Amended and Restated Deposit Agreement among LanChile, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.3	Foreign Investment Contract Assignment Agreement among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.4	Right of First Refusal Agreement among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP S.A., Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.5	Supplement to Right of First Refusal Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., Axxion S.A., Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP DOS S.A.

2.6	Joint Action Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., and Axxion S.A.

4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie relating to Airbus A320-family aircraft and Airbus A340 series aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lan Airlines S.A.

/s/ ALEJANDRO DE LA FUENTE GOIC
	Name:	Alejandro de la Fuente Goic
Date: June 30, 2005	Title:	Chief Financial Officer

LAN AIRLINES S.A.

Consolidated financial statements

December 31, 2004

Ch$	-	Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is a Chilean inflation-indexed, peso-denominated monetary unit which is set daily in advance based on the previous month’s inflation rate

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lan Airlines S.A.

We have audited the accompanying consolidated balance sheets of Lan Airlines S.A. (formerly Lan Chile S.A.) and its subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Chile and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

/s/    PriceWaterhouseCoopers

Santiago, Chile

March 9, 2005

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2004	2003
	(In thousands of US$)
ASSETS
CURRENT ASSETS
Cash	11,620	4,988
Time deposits	179,715	128,950
Marketable securities (Note 3)	113,290	85,025
Trade accounts receivable and other, net (Note 4)	180,142	180,730
Notes and accounts receivable from related companies (Note 14)	4,046	417
Inventories (Note 5)	35,323	33,391
Prepaid and recoverable taxes	18,153	15,317
Prepaid expenses (Note 6)	23,140	24,080
Deferred income tax assets (Note 13)	10,085	8,038
Other current assets (Note 7)	15,274	18,261

Total current assets	590,788	499,197

PROPERTY AND EQUIPMENT (net) (Note 8)	978,974	1,009,507

OTHER ASSETS
Investments in related companies (Note 9)	1,843	1,621
Goodwill (Note 9)	42,470	45,071
Notes and accounts receivable from related companies (Note 14)	94	262
Long-term accounts receivable	9,851	9,427
Advances for purchases of aircraft and other deposits (Note 10)	172,491	41,778
Other (Note 11)	32,718	34,136

Total other assets	259,467	132,295

Total assets	1,829,229	1,640,999

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2004	2003
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term loans from
financial institutions (Note 15)	34,098	63,155
Current portion of long-term leasing obligations (Note 17)	38,817	3,995
Securitization obligation (Note 16)	12,908	12,064
Dividends payable	—	83
Accounts payable	224,057	184,973
Notes payable	—	—
Notes and accounts payable to related companies (Note 14)	130	363
Air traffic liability and other unearned income	128,235	145,691
Other current liabilities (Note 12)	143,680	108,529

Total current liabilities	581,925	518,853

LONG-TERM LIABILITIES
Loans from financial institutions (Note 15)	317,233	559,669
Securitization obligation (Note 16)	43,366	56,274
Other creditors	83,497	24,420
Notes and accounts payable to related companies (Note 14)	539	1,025
Provisions (Note 12)	100,810	74,983
Obligations under capital leases (Note 17)	192,301	7,084
Deferred income tax liabilities (Note 13)	71,303	42,018

Total long-term liabilities	809,049	765,473

MINORITY INTEREST	3,698	4,109

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS’ EQUITY (Note 18)
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	297,634	215,641

Total shareholders’ equity	434,557	352,564

Total liabilities and shareholders’ equity	1,829,229	1,640,999

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2004	2003	2002
	(In thousands of US$)
REVENUES
Passenger	1,169,049	918,370	803,718
Cargo	799,656	602,038	520,791
Other (Note 19)	124,240	118,392	127,925

Total operating revenues (Note 24)	2,092,945	1,638,800	1,452,434

EXPENSES
Wages and benefits (Note 20)	(292,823)	(240,924)	(215,278)
Aircraft fuel	(414,539)	(259,566)	(205,524)
Commissions to agents	(291,693)	(223,974)	(192,686)
Depreciation and amortization	(77,443)	(72,631)	(67,817)
Passenger services	(44,992)	(36,206)	(32,308)
Aircraft rentals	(132,425)	(139,138)	(159,793)
Aircraft maintenance	(120,818)	(97,862)	(95,144)
Other rentals and landing fees	(287,842)	(258,495)	(228,736)
Other operating expenses (Note 20)	(258,270)	(198,287)	(193,085)

Total operating expenses	(1,920,845)	(1,527,083)	(1,390,371)

Operating income	172,100	111,717	62,063

OTHER INCOME AND EXPENSES
Interest income	10,830	6,277	3,757
Interest expense	(36,459)	(39,350)	(40,758)
Other income (expense) - net (Note 21)	45,162	24,123	13,186

Total other income (expense)	19,533	(8,950)	(23,815)

Income before minority interest	191,633	102,767	38,248
Minority interest	212	(870)	(434)

Income before income taxes	191,845	101,897	37,814
Income taxes (Note 13)	(28,293)	(18,342)	(7,006)

NET INCOME	163,552	83,555	30,808

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2004	2003	2002
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	1,989,671	1,663,149	1,514,977
Interest income	14,923	3,885	1,343
Other income received	48,844	13,821	30,102
Payments to suppliers and personnel	(1,638,208)	(1,377,257)	(1,338,368)
Interest paid	(37,117)	(44,522)	(39,363)
Income tax paid	(194)	(337)	(1,087)
Other expenses paid	(1,806)	(3,984)	(12,262)
Value-added tax and similar payments	(29,360)	(19,021)	(16,517)

Net cash provided by operating activities	346,753	235,734	138,825

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	2,817	11,088	163,551
Securitization proceeds	—	(54)	40,000
Other loans from related companies	—	10,417	—
Dividend payments	(81,577)	(49,101)	(1,454)
Loans repaid	(43,725)	(75,178)	(120,646)
Other	(12,283)	(14,222)	(16,788)

Net cash (used in) provided by financing activities	(134,768)	(117,050)	64,663

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(126,911)	(64,756)	(192,627)
Proceeds from sales of property and equipment	2,098	7,612	81,842
Sale of financial instruments and other investments	51,725	8,693	—
Other investments	(939)	(829)	(4,139)
Investments in financial instruments	(76,800)	(68,946)	(8)
Other	(2,042)	(2,127)	(3,788)

Net cash (used in) investing activities	(152,869)	(120,353)	(118,720)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	59,116	(1,669)	84,768
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	157,752	159,421	74,653

CASH AND CASH EQUIVALENTS AT END OF YEAR	216,868	157,752	159,421

LAN AIRLINES S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2004	2003	2002
	(In thousands of US$)
NET INCOME FOR THE YEAR	163,552	83,555	30,808

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	68,132	67,750	64,094
Gain on sales of investments	422	(122)	—
Gain on sales and retirements of property and equipment	(1,289)	(4,017)	(762)
Proportional share of results of equity method investments	249	676	355
Amortization of goodwill	3,134	3,267	3,148
Minority interest	(212)	870	434
Write-offs and provisions	13,671	7,202	11,768
Foreign exchange losses/(gains)	(2,353)	(12,055)	4,838
Other	(341)	(256)	(434)

CHANGES IN ASSETS AND LIABILITIES
Decrease (increase) in accounts receivable—trade	45,099	7,474	(15,045)
(Increase) decrease in inventories	(8,967)	1,958	(1,824)
(Increase) decrease in other assets	(603)	40,730	(32,277)
(Decrease) increase in accounts payable	47,080	23,745	65,048
(Decrease) increase in other liabilities	19,179	14,957	8,674

Net cash provided by operating activities	346,753	235,734	138,825

The accompanying Notes 1 to 25 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004

NOTE 1 - THE COMPANY

Lan Airlines S.A., formerly Lan Chile S.A., (“Lan” or the “Company”) is the largest domestic and international passenger/cargo air carrier in Chile and one of the largest airlines in Latin America. Together with its code-share arrangements and affiliated airlines, Lan serves fifteen destinations in Chile, eleven destinations in Perú, two in Ecuador, and in addition, twenty-seven destinations in Latin America, twenty-five destinations in North America, ten destinations in Europe and four in the South Pacific. Currently, the Company operates fifty-six passenger aircraft and seven freighters. Lan has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Iberia, Lufthansa Cargo, Mexicana, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is a Chilean corporation (“Sociedad Anónima Abierta”) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaíso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the “Superintendency”) and the U.S. Securities and Exchange Commission.

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

b)	Consolidation

The consolidated financial statements for the years 2002, 2003 and 2004 include the following subsidiaries:

	December 31,
	2004	2003	2002
Percentage of direct and indirect ownership:
Lan Perú S.A.	70.00	70.00	70.00
Inversiones Lan S.A. and subsidiaries	99.71	99.71	99.71
Lan Cargo S.A. (formerly Lan Chile Cargo S.A.) and subsidiaries	99.87	99.85	99.85
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	100.00	100.00	100.00
Lan Courier S.A. and subsidiary	100.00	100.00	100.00
Lan Card S.A.	100.00	100.00	100.00
Lan Pax Group S.A. and subsidiary	100.00	100.00	100.00
Lan Cargo Group S.A.	100.00	100.00	100.00
Línea Aérea Nacional Chile S.A.	100.00	100.00	100.00
Lan Chile Investments Limited and subsidiaries	100.00	100.00	100.00

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

Lan Chile and certain subsidiaries are authorized to maintain their accounting records and prepare their financial statements in US dollars. Because the US dollar is the functional and reporting currency, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property and equipment, other assets and air traffic liability, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions.

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense) - net. The Company recorded a net foreign currency gain of ThUS$ 2,353, net gain of ThUS$ 12,055, and net loss of ThUS$ (4,838) for the years ended 2004, 2003 and 2002, respectively.

f)	Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g)	Marketable securities

Marketable securities include investments in bonds, government securities and mutual funds. Bonds and government securities are stated at the lower of cost plus accrued interest or market value plus accrued interest and mutual funds are stated at market value based on year-end quoted values.

h)	Allowance for bad debts

The Company maintains an allowance for bad debts based on an analysis of the aging of the outstanding balances as well as other relevant information. Other relevant information includes detailed analysis of our customers’ payment history, an analysis of the current economic and commercial environment and all relevant available public information regarding our clients and the current business environment. Our policy for determining past due accounts focuses on the aging of the receivable balance and the different forms of payment used by the debtor. Receivable balances are written off against the allowance for bad debts once they are deemed uncollectible and all collection efforts and available legal measures have been exhausted.

i)	Inventories

Inventories represent spare parts and materials that are expected to be consumed and used in third-party maintenance services within one year. No obsolescence reserve is recorded or deemed necessary and inventories are stated at the lower of cost (determined by the average cost method) or market.

j)	Other current assets

Other current assets include primarily the fair value of hedged forecasted jet fuel derivative contracts in unrealized gain positions and restricted funds associated with aircraft leases.

k)	Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years. Prior to January 1, 2003, aircraft and engines were depreciated based on hours flown. The cumulative effect of this change on net income for 2003 was not significant.

The residual values and basis of depreciation used for the principal asset classifications are:

Asset classification	Residual Value (%)	Basis of depreciation
Boeing 767-300 F aircraft	36	Useful life (15 years)
Boeing 767-300 ER aircraft	36	Useful life (15 years)
Boeing 737-200 ADV aircraft	15	Useful life (until December 31, 2008)
Boeing 767-200 ER aircraft	36	Useful life (15 years)
DC-8 61F	—	Useful life (until December 31, 2004)
Airbus A-320	20	Useful life (20 years)
Engines 767	36	Useful life (15 years)
Engines 737	15	Useful life (until December 31, 2008)
Engines Airbus A-320	20	Useful life (20 years)
Engines Airbus A-340	36	Useful life (15 years)
Rotating parts	20	Useful life (15 years)
Buildings	—	Useful life (10-50 years)
Communications and computer equipment	—	Useful life (5-10 years)
Furniture and office equipment	—	Useful life (3-10 years)

Property and equipment include the revaluation increment arising from the technical appraisals of certain assets carried out in prior years in accordance with instructions issued by the Superintendency.

Inventories of materials and spare parts, net of provisions for obsolescense, included under other fixed assets within Property and equipment, are stated at their average cost.

The Company has entered into capital lease agreements related to six aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract.

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

Investments in related companies are included in Other assets using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Other income (expense) - net in the Consolidated Statements of Income.

m)	Goodwill

Under Chilean GAAP, effective January 1, 2004, Technical Bulletin N° 72 (“TB 72”) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n)	Sale leaseback

Gains on sale leaseback transactions are deferred and recognized over the terms of the lease agreements.

o)	Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets.

Passenger and cargo revenues are recognized when the transportation service is provided, which, in the case of passenger revenues reduces the air traffic liability. Commissions payable related to such unearned earnings are shown net of the air traffic liability. Other revenues include aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering. These other revenues are recognized when services are provided.

p)	Aircraft and engine maintenance costs

Minor unscheduled maintenance costs of owned and leased aircraft and engines are charged to income as incurred. Costs of major programmed maintenance are accrued based on the use of the aircraft and engines and are included in Other current liabilities and long-term Provisions in the Consolidated Balance Sheets. Such provisions are established based on the total flight hours of an aircraft.

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

Hedge Forecasted transaction:

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in other assets, other liabilities, current or long term, as applicable. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense) - net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense) - net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in other liabilities, current or long term, as applicable.

u)	Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows:

	At December 31,
	2004	2003	2002
	(In thousands of US$)
Cash	11,620	4,988	3,326
Time deposits	179,715	128,950	125,476
Marketable securities (see Note 3)	25,533	23,814	30,619

Total	216,868	157,752	159,421

v)	Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. No interest was capitalized for the years ended December 31, 2004 and 2003. ThUS$ 3,162 was capitalized in 2002.

w)	Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 15,607, ThUS$ 11,550 and ThUS$ 9,001 during 2004, 2003 and 2002, respectively.

x)	Reclassifications

Certain 2002 and 2003 amounts in the accompanying financial statements have been reclassified to conform to the 2004 presentation. The reclassifications had no material effect on the previously reported presentation of net income, cash flows or shareholders’ equity.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities include the following:

	At December 31,
	2004	2003
	(In thousands of US$)
Bonds	87,757	60,117
Defined-term mutual funds	25,533	23,814
Government securities and others	—	1,094

Total	113,290	85,025

Bonds recorded at December 31, 2004 are summarized as follows:

	Date of		Interest rate	At December 31, 2004
	Purchase	Maturity		Carrying amount	Market value
			%	(In thousands of US$)
Chilean bonds	03/03/2004	08/02/2006	7.380	54,308	60,193
Foreign bonds	02/28/2004	11/20/2006	9.290	33,449	38,206

Total				87,757	98,399

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Accounts receivable - passenger services	46,258	85,997
Accounts receivable - cargo services	100,631	60,927
Other accounts receivable	33,253	33,806

Total	180,142	180,730

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 25,250 at December 31, 2004 and ThUS$ 22,506 at December 31, 2003.

NOTE 5 - INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Spare parts and materials used for third party maintenance	32,070	31,100
Duty-free inventories	3,253	2,291

Total	35,323	33,391

NOTE 6 - PREPAID EXPENSES

Prepaid expenses include the following:

	At December 31,
	2004	2003
	(In thousands of US$)
Prepaid insurance on aircraft	13,021	14,113
Prepaid rentals on aircraft and costs of receiving leased aircraft	3,748	3,300
Prepaid advertising services	383	1,274
Other	5,988	5,393

Total	23,140	24,080

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries when receiving aircraft in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

NOTE 7 - OTHER CURRENT ASSETS

Other current assets consist of the following:

	At December 31,
	2004	2003
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	1,825	6,681
Deposits on derivative contracts in a net unrealized loss position	—	113
Fair value of jet fuel derivative contracts and others	13,449	11,467

Total	15,274	18,261

NOTE 8 - PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a)	Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Flight equipment:
Boeing 767 aircraft under capital lease	439,678	70,574
Boeing 737 - 200ADV aircraft	49,968	50,963
Boeing 767 - 300ER aircraft	—	239,436
Boeing 767 - 300F freighter aircraft	274,546	428,133
Airbus A-320 aircraft	142,469	142,469
DC-8 aircraft	1,433	3,483
Engines and rotating parts	170,463	168,356
Spare parts	11,595	5,586
Other	34,359	34,260

Land and buildings:
Land	10,739	9,597
Buildings	57,438	52,710
Other installations	20,619	18,087
Construction in progress	7,329	14,136

Other fixed assets:
Communication and computer equipment	78,426	64,494
Furniture and office equipment	14,587	15,423
Equipment under capital leases	688	849
Other	39,526	10,584
Incremental value arising from technical appraisals of owned assets	—	437

Property and equipment (gross)	1,353,863	1,329,577
Less: Accumulated depreciation	(374,889)	(320,070)

Property and equipment (net)	978,974	1,009,507

On September 30, 2004, the Company sold its 100% interests in Condor Leasing LLC and Eagle Leasing LLC, who are the owners of 5 Boeing 767 aircraft (3 and 2, respectively). The capital lease agreement under which Lan Airlines S.A. leased these aircraft has remained unchanged. As a result of this, these aircraft retain their balance sheet classification under flight equipment; however, they are now under the caption flight equipment under capital lease. Long-term debt (with its related current portion) associated with these aircraft has been reclassified from Loans from financial institutions to Obligations under capital leases.

Included in property and equipment at December 31, 2004 and 2003, are ThUS$ 440,366 and ThUS$ 71,423 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 141,876 and ThUS$ 44,821, respectively.

Depreciation expense for the years ended December 31, 2004, 2003 and 2002, amounted to ThUS$ 68,132, ThUS$ 67,750 and ThUS$ 64,094, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 12,788 at December 31, 2004 and ThUS$ 13,893 at December 31, 2003.

In 2002, the Company entered into a sale-leaseback transaction. Under the arrangement, engines were sold for US$ 13,100,000 and leased backed over a 7-year operating lease agreement. The gain on the sale of ThUS$ 6,833 is being amortized over the terms of the operating lease agreement.

b)	Fleet composition

At December 31, 2004, the fleet of the Company consists of 65 aircraft, of which 26 aircraft are owned by, or under capital lease to, the Company and 39 aircraft are leased under operating leases.

Aircraft owned by the Company:

Aircraft	Model	Use	2004	2003
Boeing 737 (*)	200ADV	Passenger/Freight	11	13
Boeing 737	200ADV	Freight	1	—
Boeing 767	300ER	Passenger/Freight	3	3
Boeing 767	300F	Freight	5	5
Boeing 767 (**)	200ER	Passenger/Freight	1	1
Airbus A-320	200	Passenger/Freight	4	4
DC-8	71-F	Freight	—	1
DC-8	61-F	Freight	1	1

Total owned			26	28

(*)	One aircraft was leased to Southern Winds S.A. under a contract beginning October, 2002. The contract was terminated during the year 2004.

(**)	Acquired under a capital lease and subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996 and expiring in the year 2005.

Leased aircraft:

Aircraft	Model	Use	2004	2003
Boeing 767	300ER	Passenger/Freight	12	8
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger/Freight	7	6
Airbus A 319	100	Passenger/Freight	5	2
Airbus A 320	200	Passenger/Freight	10	10
Airbus A 340	300	Passenger/Freight	4	4

Total leased			39	31

Total owned and leased			65	59

NOTE 9 - INVESTMENTS AND GOODWILL

a)	Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment		Proportional Share of income (loss)			(Deficit) during development stage
Company	2004	2003	2002	2004	2003	2004	2003	2002	2004	2003	2002
	%	%	%			(In thousands of US$)
Concesionaria Chucumata S.A.	16.70	16.70	16.70	345	359	83	70	64	—	—	—
CAE Entrenamiento de Vuelo Chile Ltda. (ExFTCC)	—	—	49.00	—	—	(35)	(446)	(42)	—	—	—
Lufthansa Lan Chile Technical Training S.A.	50.00	50.00	50.00	482	394	53	30	59	—	—	—
Austral Sociedad Concesionaria S.A.	20.00	20.00	20.00	952	796	90	17	2	—	—	—
Aerotransportes Mas de Carga S.A. de C.V.	—	—	25.00	—	—	—	—	(80)	—	—	—
Florida West International Airways Inc. (1)	25.00	25.00	25.00	—	—	(49)	158	(202)	—	—	—
Skypost, Inc. (5)	—	25.00	25.00	—	—	(136)	(139)	(139)	—	—	—
Choice Air Courier del Perú S.A.	50.00	50.00	50.00	64	72	(2)	(5)	(17)	—	—	—
Líneas Aéreas Nacionales del Ecuador S.A. (3)	—	—	100.00	—	—	—	—	—	—	—	(112)
Puerto Montt Holding S.A. (2) (3)	—	—	100.00	—	—	—	—	—	—	—	(1)
Skynet London, Ltd. (4)	—	—	—	—	—	—	(29)	—	—	—	—
SkyBox Internacional de Venezuela (4)	—	—	—	—	—	—	(167)	—	—	—	—
SkyBox Soluciones Logísticas S.A. (4)	—	—	—	—	—	—	(46)	—	—	—	—
Skynet Worldwide Express of California L.C. (4)	—	—	—	—	—	—	(119)	—	—	—	—
Vimalcor S.A. (5)	—	—	—	—	—	101	—	—	—	—	—
Skyworld International Couriers S.A.	—	—	—	—	—	(226)	—	—	—	—	—
Skybox de Colombia Ltda. (5)	—	—	—	—	—	(128)	—	—	—	—	—

Total				1,843	1,621	(249)	(676)	(355)	—	—	(113)

(1)	The Company has recorded a provision for investments in related companies with negative equity at year-end totaling ThUS$ 207 at December 31, 2004 and ThUS$ 335 at December 31, 2003 which is included in other current liabilities (See note 12).

(2)	In accordance with Circular 981 of the Superintendency, disbursements made during the organization and start-up stage which are not assignable to tangible or intangible assets are included in shareholders´ equity as deficit in development period (See Note 18).

(3)	For the year ending December 31, 2002, these companies were in the development stage and not consolidated for Chilean GAAP purposes.

(4)	During 2003, this entity was sold or the operations were dissolved.

(5)	During 2004, this entity was sold or the operations were dissolved.

b)	Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2004 and 2003 were as follows:

Company	Balance January 1, 2004	Additions and deductions	Amortization	Balance December 31, 2004
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	24,556	—	(1,932)	22,624
Prime Airport Service Inc.	510	—	(35)	475
Mas Investment Limited	3,084	—	(180)	2,904
Air Cargo Limited	726	—	(43)	683
Promotora Aérea Latinoamericana S.A.	1,548	—	(84)	1,464
Vimalcor S.A.	288	(276)	(12)	—
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	5,177	—	(294)	4,883
Aerolinheas Brasileiras S.A.	2,587	—	(144)	2,443
Skyworld International Couriers, Inc.	4,586	—	(254)	4,332
Lan Box, Inc.	1,304	809	(103)	2,010
SkyBox Services Corp.	804	—	(56)	748
Skyworld Internacional Courier S.A.	12	—	(1)	11
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	40	—	(2)	38
H.G.A. Rampas del Ecuador S.A.	40	—	(2)	38

	45,262	533	(3,142)	42,653
Negative goodwill on purchase of:
Choice Air Courier del Perú S.A	(77)	—	2	(75)
Americonsult de Guatemala S.A.	(114)	—	6	(108)

	(191)	—	8	(183)

Total	45,071	533	(3,134)	42,470

Company	Balance January 1, 2003	Additions and deductions	Amortization	Balance December 31, 2003
	(In thousands of US$)
Goodwill on purchase of:
Lan Chile Cargo S.A.	26,610	—	(2,054)	24,556
Prime Airport Service Inc.	545	—	(35)	510
Mas Investment Limited	3,070	191	(177)	3,084
Air Cargo Limited	769	—	(43)	726
Promotora Aérea Latinoamericana S.A.	1,632	—	(84)	1,548
Vimalcor S.A.	303	—	(15)	288
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	5,472	—	(295)	5,177
Aerolinheas Brasileiras S.A.	2,731	—	(144)	2,587
Skyworld International Couriers, Inc.	4,870	—	(284)	4,586
Lan Box, Inc.	1,081	310	(87)	1,304
Skyworld Internacional Courier S.A.	12	—	—	12
SkyBox Services Corp.	857	—	(53)	804
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	—	41	(1)	40
H.G.A. Rampas del Ecuador S.A.	—	40	—	40

	47,952	582	(3,272)	45,262
Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	(82)	—	5	(77)
Americonsult de Guatemala S.A.	—	(114)	—	(114)

	(82)	(114)	5	(191)

Total	47,870	468	(3,267)	45,071

c)	Acquisitions and other information

LanLogistics, Corp.

During April 2004, the Company’s indirect subsidiary LanLogistics Corp. acquired an additional 16% interest in its subsidiary Lan Box Inc. increasing its ownership to 96%. This acquisition was paid for through a service credit amounting to ThUS$ 541 and the transfer of 25% of its indirect interest in Skypost Inc. This transaction generated goodwill amounting to ThUS$ 809.

Mas Investment Limited (Bahamas)

During January 2003, Mas Investment Limited (Bahamas), a wholly-owned subsidiary of Lan Cargo Overseas Limited (a subsidiary of Lan Cargo S.A.), purchased 788,240 shares in Aerotransportes Mas de Carga S.A. for ThUS$ 788, increasing its ownership interest from 25% to 39.51%. Mas Investment Limited (Bahamas) recorded goodwill amounting to ThUS$ 191 as a result of this transaction. On March 28, 2002, Mas Investment Limited (Bahamas), participated in the share increase offering of its partner Aerotransportes Mas de Carga S.A. It invested ThUS$ 753 for 678,751 shares, maintaining its current ownership percentage of 25%.

In the same offering, Promotora Aérea Latinoamericana S.A., which is a consolidated subsidiary of Mas Investment Limited (Bahamas), took part in the share increase offering of the company Aerotransportes Mas de Carga S.A. in which it owns 75%. In order to maintain its ownership, it acquired 2,036,249 shares for ThUS$ 2,250.

Lan Cargo Overseas Limited

On April 3, 2002, Lan Cargo Overseas Limited purchased 550,000 shares of Vimalcor S.A., which is incorporated in the Oriental Republic of Uruguay for ThUS$ 400 representing a 50% ownership interest. During December 2004, the entire interest in Vimalcor S.A. was sold, generating a loss of ThUS$ 307.

CAE Entrenamiento de Vuelo Chile Ltda. (formerly Flight Training Center Chile S.A.)

During April 2004, Lan Airlines S.A., together with its subsidiary Lan Pax Group S.A., sold their interests in CAE Entrenamiento de Vuelo Chile S.A. for ThUS$ 1,877. This transaction generated a loss of ThUS$ 27.

NOTE 10 - ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	163,173	36,125
Deposits on aircraft leases	7,281	4,250
Other deposits	2,037	1,403

Total	172,491	41,778

NOTE 11 - OTHER ASSETS

Other assets are summarized as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Unrealized losses on derivative contracts (1)	23,670	24,851
Deposits related to aircraft to be purchased or leased and others	9,048	9,285

Total	32,718	34,136

(1)	The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

NOTE 12 - OTHER LIABILITIES AND PROVISIONS

Other liabilities and provisions are summarized as follows:

a)	Other current liabilities

	At December 31,
	2004	2003
	(In thousands of US$)
Engine overhaul provision	75,506	56,302
Withholdings on employee salaries	6,863	6,522
Employee vacations	9,050	7,711
Lan Pass awards and Lan Corporate liability (frequent flyer mileage)	6,628	5,582
Accumulated losses in Florida West International Airways, Inc. (See Note 9)	207	335
Income taxes payable	580	35
Boarding fees	22,838	17,518
Others	22,008	14,524

Total	143,680	108,529

b)	Provisions (long-term)

	At December 31,
	2004	2003
	(In thousands of US$)
Engine overhaul provision	84,109	65,420
Employee vacations	7,441	5,375
Others	9,260	4,188

Total	100,810	74,983

NOTE 13 - INCOME TAX

a)	Charges arising from income tax amount to ThUS$ 1,055, ThUS$ 481 and ThUS$ 116 in 2004, 2003 and 2002 respectively, and have been determined based on current local tax legislation.

b)	Deferred income taxes

At December 31, 2004, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	3,735	—	—	—
Provision for obsolescence of spare parts	3,814	—	—	—
Provision for vacations	1,382	1,135	—	—
Tax loss carry forwards	1,424	45,328	—	—
Others	4,941	601	—	—

Gross deferred tax assets	15,296	47,064	—	—

Prepaid expenses	—	—	5,209	2,196
Unearned income	—	—	—	11,480
Property and equipment	—	—	—	90,614
Others	—	—	2	11,823

Gross deferred tax liabilities	—	—	5,211	116,113

Less: Complementary accounts	—	(656)	—	(9,205)
Deferred tax assets valuation allowance	—	(10,803)	—	—

Total	15,296	35,605	5,211	106,908

At December 31, 2003, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	3,431	—	—	—
Provision for obsolescence of spare parts	2,499	—	—	—
Provision for vacations	1,144	850	—	—
Tax loss carry forwards	765	61,770	—	—
Others	4,315	639	—	—

Gross deferred tax assets	12,154	63,259	—	—

Prepaid expenses	—	—	3,901	1,355
Unearned income	—	—	—	6,401
Property and equipment	—	226	202	99,842
Others	—	—	13	3,563

Gross deferred tax liabilities	—	226	4,116	111,161

Less: Complementary accounts	—	(7,391)	—	(20,547)
Deferred tax assets valuation allowance	—	(7,498)	—	—

Total	12,154	48,596	4,116	90,614

c)	Effect on results

	For the years ended December 31,
	2004	2003	2002
	(In thousands of US$)
Current income tax expense	(1,055)	(481)	(116)
Deferred income tax expense	(27,238)	(17,861)	(6,890)

Total	(28,293)	(18,342)	(7,006)

NOTE 14 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)	Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2004	2003
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	189	189
Ultramar Agencia Marítima Ltda.	Common ownership	10	16
Florida West International Airways Inc.	Equity method investee	3,832	—
Lufthansa Lan Chile Technical Training S.A.	Equity method investee	—	212
Choice Air Courier del Perú S.A.	Equity method investee	15	—

Total		4,046	417

Current liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2004	2003
		(In thousands of US$)
Lufthansa Lan Chile Technical Training S.A.	Equity method investee	88	—
Concesionaria Chucumata S.A.	Equity method investee	6	8
Austral Sociedad Concesionaria S.A.	Equity method investee	36	8
Florida West International Airways Inc.	Equity method investee	—	347

Total		130	363

Long-term assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2004	2003
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	94	262

Total		94	262

Long-term liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2004	2003
		(In thousands of US$)
Ultramar Agencia Marítima Ltda.	Common ownership	446	573
Skypost, Inc.	Equity method investee	—	447
Florida West International Airways Inc.	Equity method investee	93	5

		539	1,025

b)	The main transactions with related entities are summarized as follows:

Company	Relationship	Description of transaction	Amount
			2004	2003	2002
			(In thousands of US$)
Florida West International Airways Inc.	Equity method investee Lan owns 25%	Aircraft rents received	35,767	31,095	22,910
		Line aircraft maintenance received	187	1,582	1,409
		Aircraft rents provided	20,498	18,657	19,699
		Air cargo services provided	—	952	1,866
		Others transactions provided	5,754	1,488
		Jet fuel payments	3,817	9,733	—
		Interline collection	2,808	3,702	—
		Other payments	3,579	—	—
Aerotransportes Mas de Carga S.A. de C.V.	Equity method investee Lan owned 25%	Aircraft rents provided	—	—	8,568
		Air cargo services provided	—	—	337
		Others transactions provided	—	—	681
		Air cargo services received	—	—	4,840
		Services received	—	—	9,166
		Jet fuel payments	—	—	897
		Others transactions received	—	—	3,429
Luis Ignacio Sierra Arriola	Common ownership	Purchase of investments	—	—	2,250
Inmobiliaria Parque San Luis Dos S.A.	Common ownership	Real estate transaction	15	7,270	—

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

NOTE 15 - LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

	Payable during the years	Interest rate at December 31, 2004	At December 31,
			2004	2003
		%	(In thousands of US$)
Loan in US dollars	2000 - 2011 (quarterly)	—	—	251,237
Loan in US dollars	2000 - 2005 (biannually)	LIBOR+1.4	1,500	3,000
Loan in US dollars	2001 - 2012 (quarterly)	LIBOR+0.3178	64,505	66,095
Loan in US dollars	2001 - 2013 (quarterly)	LIBOR+0.2648	148,367	158,660
Loan in US dollars	2002 - 2014 (quarterly)	LIBOR+0.9656	128,173	133,595
Loan in US dollars	2002 - 2006 (quarterly)	LIBOR+1.4	8,786	9,327
Loan in US dollars	2002 - 2004 (biannually)	—	—	910

Total			351,331	622,824

Less - current portion			34,098	63,155

Long - term portion			317,233	559,669

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include eight Boeing aircraft, four Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading “Covenants” in Note 22 to the financial statements.

Scheduled payments of long-term loans from financial institutions at December 31, 2004 are as follows:

Payments during the years ended December 31,	(In thousands of US$)
2006	39,579
2007	32,775
2008	34,109
2009	34,655
2010 - 2013	153,612
2014	22,503

Total	317,233

NOTE 16 - SECURITIZATION OBLIGATION

Effective March 30, 1999, the Company signed a contract with Pelican Finance Ltd. for the securitization of future credit card receivables aggregating ThUS$ 60,000 originating from certain ticket agents in the United States. At December 31, 1999, the Company had received the entire proceeds of ThUS$ 60,000 which were reported as a securitization obligation on the balance sheet. The terms of this contract are for the years between 2001 and 2006 with an annual financial cost of 6.82%.

On August 22, 2002, the Company signed a new securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years between 2006 and 2009 with an annual financial cost of 6.69%. At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which were reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

Payments during the years Ended December 31,	(In thousands of US$)
2006	11,817
2007	11,971
2008	12,826
2009	6,752

Subtotal	43,366
Current portion - 2005	12,908

Total	56,274

NOTE 17 - LEASING OBLIGATIONS

As indicated in Note 8, at December 31, 2004, the Company financed thirty-nine jet aircraft pursuant to operating leases and six jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004, were as follows:

Payable during the year ending December 31,	Operating leases (aircraft)	Capital leases
	(In thousands of US$)
2005	139,252	45,347
2006	134,904	40,132
2007	115,075	41,819
2008	99,638	43,009
2009	87,647	43,800
2010 - 2014	280,973	44,376
2015 - 2019	16,855	8,787

Total minimum lease payments	874,344	267,270

Less: Amount representing interest		(36,152)
Present value of minimum lease payments		231,118
Less: Current portion of obligation		(38,817)

Long-term portion of leasing obligations		192,301

Aircraft operational lease expenses recorded in the Consolidated Statement of Income amounted to ThUS$ 132,425, ThUS$ 139,138 and ThUS$ 159,793 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 18 - SHAREHOLDERS’ EQUITY

a)	Changes in Shareholders’ equity

The changes in shareholders’ equity during 2002, 2003 and 2004 were as follows:

				Retained earnings
	Number of shares	Common stock	Reserves	(Deficit) in development period of subsidiary	Accumulated earnings	Interim dividends	Net income for the year	Total
	(In thousands of US$ except Number of shares)
Balances at December 31, 2001	318,909,090	134,303	2,620	(7,025)	147,792	—	10,842	288,532
Transfer to accumulated earnings	—	—	—	—	10,842	—	(10,842)	—
Final dividends paid	—	—	—	—	(1,407)	—	—	(1,407)
Deficit in development period of subsidiary	—	—	—	(113)	—	—	—	(113)
Interim dividends	—	—	—	—	—	(8,958)	—	(8,958)
Net income for the year 2002	—	—	—	—	—	—	30,808	30,808

Balances at December 31, 2002	318,909,090	134,303	2,620	(7,138)	157,227	(8,958)	30,808	308,862

Transfer to accumulated earnings	—	—	—	7,138	14,712	8,958	(30,808)	—
Final dividends paid	—	—	—	—	(4,854)	—	—	(4,854)
Deficit in development period of subsidiary	—	—	—	—	—	—	—	—
Interim dividends	—	—	—	—	—	(34,999)	—	(34,999)
Net income for the year 2003	—	—	—	—	—	—	83,555	83,555

Balances at December 31, 2003	318,909,090	134,303	2,620	—	167,085	(34,999)	83,555	352,564

Transfer to accumulated earnings	—	—	—	—	48,556	34,999	(83,555)	—
Final dividends paid	—	—	—	—	(6,776)	—	—	(6,776)
Interim dividends	—	—	—	—	—	(74,783)	—	(74,783)
Net income for the year 2004	—	—	—	—	—	—	163,552	163,552

Balances at December 31, 2004	318,909,090	134,303	2,620	—	208,865	(74,783)	163,552	434,557

b)	Capital

The authorized and paid-in capital of the Company is ThUS$ 134,303 at both December 31, 2003 and 2004 and corresponds to 318,909,090 shares without par value.

c)	Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64

Total	2,620	2,620

These reserves are not distributable and may only be used for capitalization of the Company.

d)	Dividends

At the Annual Shareholders’ Meeting held on April 26, 2002, the shareholders agreed to distribute a final dividend of ThUS$ 1,407 (US$ 0.00442 per share) with respect to net income for 2001.

At a meeting of the Board of Directors held on December 26, 2002, the directors agreed to distribute an interim dividend of ThUS$ 8,958 (US$ 0.028099 per share) with respect to net income for 2002.

At the Annual General Meeting held on April 25, 2003, the shareholders agreed to distribute a final dividend of ThUS$ 13,812 (US$ 0.043309 per share) with respect to net income for 2002, considering an interim dividend of ThUS$ 8,958 (US$ 0.028099 per share). These dividends of ThUS$ 4,854 (US$ 0.01521 per share) were paid during May, 2003.

At an extraordinary meeting of the Board of Directors held on August 1, 2003, the directors agreed to distribute an interim dividend of ThUS$ 11,583 (US$ 0.03632 per share) with respect to net income for 2003.

At a meeting of the Board of Directors held on October 28, 2003, the directors agreed to distribute an interim dividend of ThUS$ 23,416 (US$ 0.073425 per share) with respect to net income for 2003.

At the Annual General Meeting held on April 30, 2004, the shareholders agreed to distribute a final dividend amounting to US$ 0.130995 per share meaning that, after deducting the interim dividends distributed during August and October amounting to US$ 0.03632 and US$ 0.073425 per share respectively, a balance of US$ 0.02125 per share for a total of ThUS$ 6,776 was to be paid during May 2004.

On August 4, 2004, during an Extraordinary Board of Directors meeting, an interim dividend of US$ 0.12475 per share for a total of ThUS$ 39,785 was agreed upon.

On November 30, 2004, the Board of Directors agreed to pay, an interim dividend of US$ 0.10974 per share for a total of ThUS$ 34,998.

e)	Major shareholders

The major shareholders of the Company at December 31, 2004, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	27.49
Axxion S.A.	20.64
Inversiones Santa Cecilia S.A.	6.89

Total	55.02

In July 2004, the above shareholders entered into a management and control agreement.

NOTE 19 - OTHER OPERATING REVENUES

The Other revenues were comprised of the following:

	For the year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Aircraft leases	40,123	38,825	49,039
Logistics and couriers	19,906	27,400	39,788
Ground services	13,468	10,800	8,291
Duty free	12,288	10,799	8,193
Storage and customs brokerage	8,947	10,100	6,690
Others	29,508	20,468	15,924

Total	124,240	118,392	127,925

NOTE 20 - OPERATING EXPENSES

Wages and benefits are summarized as follows:

	At December 31,
	2004	2003	2002
	(In thousands of US$)
Flight personnel	85,739	66,418	58,611
Maintenance personnel	29,635	26,702	23,980
Ground personnel	63,029	53,873	49,043
Administrative and corporate employees	114,420	93,931	83,644

Total	292,823	240,924	215,278

Other operating expenses include general and administrative expenses of ThUS$ 97,036 in 2004, ThUS$ 81,173 in 2003 and ThUS$ 88,132 in 2002.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 15,607 in 2004, ThUS$ 11,550 in 2003 and ThUS$ 9,001 in 2002.

NOTE 21 - OTHER INCOME (EXPENSE) - NET

Other income (expense) - net for each year are summarized as follows:

	For the year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Non-operating income:
Swap fuel contracts	46,529	12,302	—
Foreign currency transactions (net)	2,353	12,055	—
Earnings on investments (equity method)	327	275	125
Income from financial advisory services and others	—	485	23,555
Other	2,443	6,582	4,139

Total	51,652	31,699	27,819

Non-operating expenses:
Swap fuel contracts	—	—	(5,454)
Amortization of goodwill	(3,134)	(3,272)	(3,150)
Foreign currency transactions (net)	—	—	(4,838)
Losses on investments (equity method)	(576)	(951)	(480)
Non-recurring indemnities paid to employees	—	(1,121)	—
Other	(2,780)	(2,232)	(711)

Total	(6,490)	(7,576)	(14,633)

Other income (expense) - net	45,162	24,123	13,186

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

NOTE 22 - COMMITMENTS AND CONTINGENCIES

At December 31, 2004 and 2003, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
Type of Guarantee	Type	Book Value	2004	2003
Mortgage and pledge	Aircraft and motors	366,313	341,045	609,587
Mortgage	Building	9,455	8,786	9,327
Pledge	Motors	6,737	1,500	3,000
Pledge	Spare parts	400	—	—
Co-signer	Rental contract	—	3,500	3,500
Pledge	Rental contract	—	128,173	133,595

Indirect Guarantees:

The Company guaranteed a ThUS$ 3,500 letter of credit dated April 26, 2001, granted in favor of Celestial Aviation Trading 16 Limited due to an Aircraft Lease Agreement (“Lease”) between Lan Cargo S.A. (formely Lan Chile Cargo S.A.) and Celestial Aviation Trading 16 Limited . The Company guarantee is valid until the lease expiration date (November 1, 2006) and was required by Celestial Aviation Trading 16 Limited, the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo S.A. not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

Commitments

On March 19, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft is ThUS$ 840,000. This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft. In August 1999, the Company entered into another agreement to purchase seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). The estimated maximum cost for these seven aircraft is ThUS$ 700,000.

During November 2003, Lan Airlines S.A. agreed with Airbus Industries and a bank syndicate led by Credit Lyonnais to cancel the delivery of one Airbus A340 aircraft which was scheduled for 2004. At the same time, Lan Airlines S.A. exercised call options for three Airbus A319 aircraft.

At December 31, 2004, the remaining commitment for the purchase of nine Airbus 319 and two Airbus 340 aircraft amounted to ThUS$ 524,000.

In April 2004, we also entered into an amendment to our master purchase agreement with The Boeing Company to acquire two Boeing Model 767-316F Aircraft for a total purchase price of approximately US$258 million. While the purchase agreement provides for flexibility in setting the delivery dates for the two aircraft, we expect to take delivery in July and October 2005.

As of November 11, 2004, Lan Airlines S.A. entered into a purchase agreement with The Boeing Company to acquire four additional aircraft of the 767-300 family with delivery during 2006. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. The purchase commitment amounts to US$ 560 million at December 31, 2004.

Contingencies

At December 31, 2004, the Company was a defendant in five labor disputes filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1999, 2000, 2001, and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At December 31, 2004, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by Lan Airlines S.A. (formerly Lan Chile S.A.) to finance the Boeing 767 aircraft that are financed by the Export – Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

The loan agreements with Dresdner Bank Lateinamerika A.G. and BBVA - Banco Bhif have placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

As a result of the various contracts entered into by Lan Airlines S.A. to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As a result of the securitization contracts with Pelican Finance Ltd. in March 1999 and August 2002 respectively, there are certain restrictions on the use of the future cash flows which have been securitized.

As of December 31, 2004, the Company was in compliance with all covenants.

Other

At December 31, 2004, the Company had approved credit lines in the amount of ThUS$ 103,000. These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries and (b) bank credit letters issued in favor of the local air administration or the Chilean Government.

Additionally, the Company has an approved credit line amounting to ThUS$ 30,000 with the International Finance Corporation (IFC). The terms of the contract state a variable interest rate and a payment term of 18 months starting from the moment the funds are drawn. At December 31, 2004, no funds have been used.

NOTE 23 - FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2004	2003
	(In thousands of US$)
Assets denominated in:
Chilean pesos	110,625	85,733
Other currencies	44,383	38,018

Total	155,008	123,751

Liabilities denominated in:
Chilean pesos	51,132	33,698
Other currencies	23,451	9,485

Total	74,583	43,183

NOTE 24 - SEGMENT REPORTING

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

	Year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Domestic (Chile)	332,890	294,076	278,040
North America	1,099,936	831,832	816,060
South America (excluding Chile)	458,594	342,223	145,058
Europe	146,143	134,177	182,796
Pacific	55,382	36,492	30,480

Total	2,092,945	1,638,800	1,452,434

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 n) below and certain disclosures required under FAS 109 are set forth under paragraph 2 c) below.

b)	Goodwill

Until December 31, 2003, under Chilean GAAP, the excess of cost over the net book value of a purchased company was recorded as goodwill (the book value purchase method), which was then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment was considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

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

The effects of reclassifying negative goodwill for the acquisitions in 2002 and 2003 as determined under Chilean GAAP to proportionately reduce the values assigned to the non-current assets acquired in accordance with US GAAP are not significant.

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

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in 1 n) below to recognize the corresponding decrease in net equity at December 31 of each year for the difference between the minimum dividend and interim dividends paid during the year. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2004 and 2003, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e)	Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are recorded as a reserve which forms part of shareholders’ equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations are charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income under paragraph 1 n) below. No disclosure of the effect of consolidation of such subsidiaries has been made because the effects are not significant. During the years ended December 31, 2004 and 2003, there were no unconsolidated developmental stage majority-owned subsidiaries.

f)	Equity method of accounting

As mentioned in Note 2 l), for Chilean GAAP purposes, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 10% and 50% of the voting stock of the investee. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).

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

Under Chilean GAAP, investments in bonds and government securities held by the Company are carried at the lower of cost plus accrued interest or market value. Under Chilean GAAP, mutual funds are stated at market value based on year-end quoted values and unrealized gains and losses are recorded in the current year Consolidated Statement of Income. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

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

The Company’s investments in bonds and government securities are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds and government securities is included in the reconciliation of reported Net income to Comprehensive income in accordance with US GAAP in paragraph 1 n) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

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

As a result of these differences, the Consolidated Statement of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2004	2003	2002
	(In thousands of US$)
Net cash (used in) provided by financing activities under Chilean GAAP	(134,768)	(117,050)	64,663
Loans repaid	(11,504)	(3,899)	(22,869)

Net cash (used in) provided by financing activities under US GAAP	(146,272)	(120,949)	41,794

Net cash (used in) investing activities under Chilean GAAP	(152,869)	(120,353)	(118,720)
Acquisitions of property and equipment	11,504	3,899	22,869

Net cash (used in) investing activities under US GAAP	(141,365)	(116,454)	(95,851)

Net cash and cash equivalents at the end of year under US GAAP is as follows:

	At December 31,
	2004	2003	2002
	(In thousands of US$)
Cash	11,620	4,988	3,326
Time deposits	179,715	128,950	125,476
Defined-term mutual funds (included in Marketable Securities)	25,533	23,814	30,619

Total	216,868	157,752	159,421

There are no significant non-cash investing or financing transactions in the three years ended December 31 2004.

j)	Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2004, 2003 and 2002 are classified as Other income (expense) - net whereas under US GAAP they would be expensed within continuing operations:

	Year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Non-operating income:
Swap fuel contracts	46,529	12,302	—

	46,529	12,302	—

Non-operating expenses:
Swap fuel contracts	—	—	5,454
Non-recurring indemnities paid to employees	—	1,121	—

	46,529	11,181	5,454

k)	Internal use software

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

At December 31, 2000, Lan Perú had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and Lan Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Perú had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which expired without been utilized. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill. As a result, the US GAAP reconciliation in paragraph 1 n) below includes an adjustment to decrease goodwill on the purchase of Lan Perú in 2001 by ThUS$ 488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

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

Contracts to cover recognized assets or liabilities or an unrecognized firm commitment act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a)	If the net effect is a loss, it should be recognized in earnings in the period of change.

b)	If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c)	If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d)	If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

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

For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

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

n)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	163,552	83,555	30,808
Deferred income tax provision (par. 1 a)	(5,786)	(18)	305
Purchase accounting adjustments of property and equipment on Lan
Cargo S.A (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	(64)	(64)	(64)
Reversal of depreciation of the revaluation from technical appraisal of property and equipment (par. 1 c)	—	30	6
Deficit during development period of certain subsidiaries (par. 1 e)	—	—	(113)
Reversal of utilization of tax loss carryovers in Lan Perú (par. 1 l)	—	—	—
Fair value of derivative not considered to be a hedge (par. 1 m and par. 2 f)	414	1,531	381
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 m and par. 2 f)	(606)	453	156
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 m and par. 2 f)	59	59	(383)
Reversal of amortization of goodwill (par. 1 b)	3,134	3,267	3,148

Net income in accordance with US GAAP	160,703	88,813	34,244

Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate contracts (par. 1 m and par. 2 f)	4,179	8,298	(21,517)
Jet fuel swaps (par. 1 m and par. 2 f)	446	9,719	20,169
Treasury rate lock (par. 1 m and par. 2 f)	471	471	(3,063)
Unrealized gain on investment	10,565	77	—

Other comprehensive income (loss) before taxes	15,661	18,565	(4,411)
Income tax (expense) benefit related to items of other comprehensive income (par. 1 a)	(2,663)	(3,156)	905

Comprehensive income in accordance with US GAAP	173,701	104,222	30,738

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	434,557	352,564	308,862
Deferred income tax provision (par. 1 a)	(18,872)	(13,086)	(13,068)
Purchase accounting adjustments of property and equipment arising from Lan Cargo S.A. (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	556	620	684
Reversal of the revaluation of property and equipment (par. 1 c)	—	—	(30)
Minimum dividend required by law, determined in accordance with Chilean GAAP (par. 1 d)	—	—	(250)
Reversal of utilization of tax loss carryovers in Perú (par. 1 l)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 m and par. 2 g)	—	(414)	(1,945)
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 m and par. 2 f)	(153)	453	—
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization ) (par. 1 m and par. 2 f)	(265)	(324)	(383)
Effect of goodwill adjustments (par. 1 b)	(12,613)	(12,613)	(12,613)
Reversal of amortization of goodwill (par. 1b)	9,549	6,415	3,148

Total Shareholders’ Equity in accordance with US GAAP	412,271	333,127	283,917

Accumulated other comprehensive loss	(9,635)	(25,044)	(21,538)
Other comprehensive income (loss), net of income tax	12,998	15,409	(3,506)

Accumulated other comprehensive income (loss) in accordance with US GAAP	3,363	(9,635)	(25,044)

Total shareholder’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	415,634	323,492	258,873

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands of US$
Balance at December 31, 2001	237,343
Reversal of accrued minimum dividend at December 31, 2001	1,407
Distribution of final 2001 dividend	(1,407)
Distribution of interim 2002 dividend	(8,958)
Accrued minimum dividend at December 31, 2002	(250)

Other comprehensive (loss):
Loss from fair value of cash flow hedges	(4,411)
Income tax benefit related to items of other comprehensive loss	905
Net income for the year	34,244

Balance at December 31, 2002	258,873

Balance at December 31, 2002	258,873
Reversal of accrued minimum dividend at December 31, 2002	250
Distribution of final 2002 dividend	(4,854)
Distribution of interim 2003 dividend	(34,999)

Other comprehensive income:
Gain from fair value of cash flow hedges	18,488
Unrealized gain on investment	77
Income tax expense related to items of other comprehensive income	(3,156)
Net income for the year	88,813

Balance at December 31, 2003	323,492

In thousands of US$
Balance at December 31, 2003	323,492
Distribution of final 2003 dividend	(6,776)
Distribution of interim 2004 dividend	(74,783)
Other comprehensive income:
Gain from fair value of cash flow hedges	5,096
Unrealized gain on investment	10,565
Income tax expense related to items of other comprehensive loss	(2,663)
Net income for the year	160,703

Balance at December 31, 2004	415,634

2.	Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2004	2003	2002
	(In US$)
Earnings per share under Chilean GAAP	0.51	0.26	0.10
Basic and diluted earnings per share under US GAAP	0.50	0.28	0.11
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,909	318,909	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

b)	Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

	Cost		Gross Unrealized gains		Gross Unrealized losses		Fair Value
(In thousands of US$)	2004	2003	2004	2003	2004	2003	2004	2003
Bonds	87,757	60,117	10,642	77	—	—	98,399	60,194
Government securities	—	494	—	—	—	—	—	494

Total securities available for sale	87,757	60,611	10,642	77	—	—	98,399	60,688

At December 31, 2002, the Company had investments in bonds with an amortized cost amounting to ThUS$ 20,510. There was no difference between amortized cost and fair value at December 31, 2002.

c)	Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Current income tax expense	(1,055)	(481)	(116)
Deferred income tax expense	(33,024)	(17,879)	(6,585)

Total provision under US GAAP	(34,079)	(18,360)	(6,701)

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Unearned income	(11,480)	(6,414)	(4,129)
Prepaid expenses	(7,405)	(5,256)	(4,437)
Property and equipment	(113,055)	(100,044)	(78,650)
Others	(689)	(3,563)	(3,951)

Gross deferred tax liabilities	(132,629)	(115,277)	(91,167)

Allowance for doubtful accounts	3,735	3,431	3,704
Tax loss carryforwards	46,752	62,535	56,134
Provision for vacations	2,517	1,994	1,714
Provisions for obsolescence of spare parts	3,814	2,499	1,744
Other	5,835	7,153	7,682

Gross deferred tax assets	62,653	77,612	70,978
Deferred tax assets valuation allowance	(10,803)	(7,498)	(5,445)

Net deferred tax liabilities	(80,779)	(45,163)	(25,634)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% (2004), 16.5% (2003) and 16% (2002) to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2004	2003	2002
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate	(33,113)	(17,683)	(6,612)
Increase (decrease) in rates resulting from:
Non-taxable income	2,400	923	559
Non-deductible items	(271)	(258)	(365)
Change in valuation allowance	(3,305)	(2,053)	(1,359)
International income tax differences	548	800	1,484
Increase in Chilean tax rates (effect on deferred income tax)	—	(225)	(405)
Other	(338)	136	(3)

Provision for income taxes at effective tax rates	(34,079)	(18,360)	(6,701)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

The Company and certain of the Chilean subsidiaries (principally Lan Cargo S.A.) have tax loss carryforwards aggregating ThUS$ 214,986 at December 31, 2004 which have no expiration date. These tax losses have resulted in a deferred tax asset at that date of ThUS$ 36,548.

Lan Perú has tax loss carryforwards aggregating ThUS$ 4,687 at December 31, 2004 which have an expiration date of four years beginning in the first year that a loss is incurred. The loss was first incurred in 2003 and the subsidiary had taxable income in 2004. The related deferred tax asset was ThUS$ 1,406 at December 31, 2004.

LanLogistics, Corp. and its subsidiaries have tax loss carryforwards aggregating ThUS$ 12,180 at December 31, 2004 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset is ThUS$ 4,141 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 8,663 at December 31, 2004 which have expiration dates between three and five years after the year of the loss. The related deferred tax asset is ThUS$ 2,166 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 4,099 at December 31, 2004 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,394 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$ 3,227 at December 31, 2004 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset was ThUS$ 1,097 at December 31, 2004.

d)	Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2004 and 2003 for which it is practicable to estimate that value.

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

The fair value of the interest rate agreements is based on estimated mid-market valuations. Such mid-market values attempt to approximate the economic value at the balance sheet date of a position using prices and rates at the average of the estimated bid and offer for the respective underlying assets or reference rates and/or mathematical models, as deemed appropriate by the Company. In the absence of sufficient or meaningful market information, such valuations or components thereof may be theoretical in whole or in part.

The estimated fair values of the Company’s financial instruments on a US GAAP basis are as follows:

	At December 31, 2004		At December 31, 2003
	US GAAP Carrying amount	Fair Value	US GAAP Carrying amount	Fair Value
	(In thousands of US$)
Cash	11,620	11,620	4,988	4,988
Time deposits	179,715	179,715	128,950	128,950
Marketable securities	123,932	123,932	85,025	85,102
Other current assets	—	—	113	113
Current portion of long-term loans	34,098	37,479	63,155	77,853
Current portion of other long-term obligations	51,725	55,555	16,059	16,059
Bank loans (long-term)	317,233	318,856	559,669	509,691
Other liabilities (long-term)	235,667	227,577	63,358	63,358
Financial instruments:
Interest rate Derivatives	(19,913)	(19,913)	(24,506)	(24,506)
Swap fuel contracts	15,291	15,291	15,451	15,451

e)	Concentration of credit risk

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

As of December 31, 2004, the Company had some ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end. This ineffectiveness was calculated as the monthly change of the underlying asset prices against the average price of the total fuel purchases made by the company. As of December 31, 2004, this ineffectiveness amounted to ThUS$ 153 and was recorded in earnings for US GAAP purposes in 2004.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Hedged Gallons (million gallons)	118	134	123
Gain loss on fuel hedge contracts (Th US$)	46,529	12,302	5,454
Fair value of fuel hedge contacts (Th US$)	15,291	15,451	5,279

For Chilean GAAP purposes, gains and loss on the hedging contracts referred to above are recognized as a component of Other income (expense)-net when the underlying fuel being hedged is consumed. For US GAAP purposes, such gains and losses would be classified as Operating expenses under the caption Aircraft fuel when the fuel being hedged is consumed.

Financial instruments: Interest rate risk management

In May 1999, the Company entered into an interest rate swap contract with a financial institution for a notional amount of ThUS$ 50,000 to convert from floating rate (Libor based) to fixed rate for a period of five years. Pursuant to the contract, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of the contract. This contract expired in 2004. The loss on the contract during 2003 was ThUS$ 1,531 and the fair value at December 31, 2003, was estimated at a loss of ThUS$ 414. This swap is not considered to qualify for a hedge relationship and accordingly is not designated as a hedge. Therefore, the fair value of the swap at December 31, 2003, of ThUS$ (414) (ThUS$ (1,945) at December 31, 2002) was charged to the results of operations for US GAAP purposes instead of as a charge to Other comprehensive income (loss) (see paragraph 1 n).

In May 2001, the Company also entered into six additional receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of US$ 330,608,000. Pursuant to these contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of each contract. There is no associated cost to these contracts. The critical terms of these swap contracts, namely notional amounts and dates, have been negotiated to match the terms of the designated variable-rate debt; therefore, there is no ineffectiveness. The fair value and the losses of these contracts for the years ending december 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
Losses on interest rate swap contracts (Th US$)	(10,969)	(12,837)	(12,212)
Fair value of interest rate swap contracts (Th US$)	(13,608)	(22,840)	(32,390)

During July 2003, the company entered into four interest rate cap contracts for a total notional amount of ThUS$ 127,753. The premium on three of these Caps was paid up-front in the amount of ThUS$ 4,930. The premium on the fourth cap will be paid in 16 quarterly payments. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at a loss of ThUS$ 3,396 and, has been recorded in Other comprehensive income (loss) in 2004 (ThUS$ 1,150 in 2003) for US GAAP purposes.

During the same month, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year end amounted to a loss of ThUS$ 1,185 and is recorded in Other comprehensive income (loss) in 2004 (ThUS$ 102 in 2003) for US GAAP purposes.

During April 2004, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year end amounted to ThUS$ 1,439 (loss) and is recorded in Other comprehensive income (loss) in 2004 for US GAAP purposes.

During 2004, the Company entered into two additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft with delivery in 2005. The fair value of these contracts at year end amounted to a loss of ThUS$ 285 and is recorded in Other comprehensive income (loss) in 2004 for US GAAP purposes.

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

At December 31, 2004, the Company had not received payment from any of the ten aforementioned caps. The premium on the caps is being amortized throughout the term of each contract for Chilean and US GAAP purposes. For the year ended December 31, 2004, the Company amortized ThUS$ 1,315 (ThUS$ 199 in 2003).

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to “lock in” a desired interest rate and hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables originating from certain ticket agents in the United States, as described in Note 16 to these financial statements. The contract was classified as a cash flow hedge of a forecasted transaction for US GAAP purposes and as a hedge of an forecasted transaction for Chilean GAAP purposes.

The forecasted transaction referred to above occurred on August 22, 2002. At that time the Company recognized a deferred loss of ThUS$ 3,622 under Chilean GAAP for the settlement of the Treasury rate lock contract. During 2002 and for US GAAP purposes, the Company recognized a net loss of ThUS$ 402, which represented the total ineffectiveness of the cash flow hedge of the forecasted securitization and debited Other comprehensive income for the remaining ThUS$ 3,219, which is being amortized over the life of the securitization contract (82 months). During 2004, the Company recognized an amortization charge for this concept amounting to ThUS$ 471 under US GAAP, (ThUS$ 471 during 2003 and ThUS$ 157 during 2002). The deferred loss on the hedging contract referred to above is included in the balance sheet under the captions Prepaid expenses and Other assets (current and non-current portions, respectively) and the corresponding amortization is included in Interest expense both for Chilean and US GAAP purposes. The effect of recording the ineffectiveness of cash flow hedge (net of amortization) in accordance with US GAAP is included in paragraph l n) above.

Financial instruments: foreign currency exchange rates

The company conducts business in local currencies in several countries and accordingly faces the risk of variation in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, Argentine peso, Mexican nuevo peso, Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on the Company because it has revenues and receivables denominated in those currencies. As a part of its risk management policy, the Company regularly monitors its exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of the foreign exchange rate fluctuations, the Company enters from time to time into foreign exchange hedging contracts. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date.

As of December 2004, the Company has no outstanding exchange forward contracts for hedging purposes. At December 31, 2003, the Company had two outstanding Argentine peso/US$ forward contracts for a notional amount of ThUS$ 3,500 each in order to hedge receivables denominated in that currency. In order to hedge exposure arising from Euro denominated investments, the Company entered into Euro/US$ forward contracts for a notional amount of ThUS$ 6,400.

The aforementioned contracts qualified as fair value hedges under Chilean and US GAAP accounting principles and no ineffectiveness has been determined to exist. The fair value of the contracts amounted to a loss of ThUS$ 289 at December 31, 2003 and were recorded in earnings in 2003 in accordance with Chilean GAAP.

In order to have a better yield on its investments in 2004, the Company entered into bank deposits in Chilean Peso together with a US dollar-Chilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a loss of US$ 1.9 million and is recorded in earnings under both Chilean and US GAAP

Other information on derivative instruments

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

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2004, 2003 and 2002 and the unrealized gain on available for sale securities has been included in 2004.

h)	Recent Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. FAS 151 is not expected to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets and amendment of APB No. 29” (“FAS 153”), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lan Airlines S.A.

/s/ ALEJANDRO DE LA FUENTE GOIC
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: June 30, 2005