Form 20-F
period 2005-12-31
Lan Airlines SA
filed 2006-06-30
CIK 1047716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 318,909,090

Indicate by check mark if the registrant is a well-known seasoned issuer, as defines in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 5(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒            Accelerated filer ☐            Non-Accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, references to “Lan Airlines” are to Lan Airlines S.A., the unconsolidated operating entity, and references to “LAN,” “we,” “us” or the “Company” are to Lan Airlines S.A. and its consolidated subsidiaries. All references to “Chile” are references to the Republic of Chile.

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos”, “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 30, 2005, which was Ch$514.21=US$1.00. The observed exchange rate on June 15, 2006 was Ch$544.51=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

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

Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain significant differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of our net income and shareholders’ equity to U.S. GAAP, see Note 26 to our audited consolidated financial statements.

We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 4 of this annual report.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean and world economies and airline industries;

•	the effects on us from competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	the relative value of the Chilean peso compared to other currencies;

•	inflation;

•	increases in interest rates; and

•	changes in the regulatory environment in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Key Information—Risk Factors” under Item 3.

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown.

“systems available ton kilometers” or “systems ATKs”	The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

“cargo ton kilometers”	The cargo load in tons multiplied by the kilometers flown.

“revenue passenger kilometers” or “RPKs”	The number of revenue passengers carried multiplied by the kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger operations plus revenue from cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by either RPKs or RTKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“overall break-even load factor”	Total costs (operating expenses plus net interest expense less other revenue) per ATK (passenger and cargo) divided by overall yield.

“overall load factor”	RTKs (passenger and cargo) expressed as a percentage of ATKs (passenger and cargo).

“passenger break-even load factor”	Total costs attributable to passenger operations per ASK divided by passenger yield.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI Contract”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease”.

“on time rate”	Percentage of flights that depart within fifteen minutes of scheduled take-off time.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2005. The summary financial information for the three fiscal years in the period ended December 31, 2005 has been derived from our audited consolidated financial statements included in this report.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects”.

Annual Financial Information

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ millions, except per share and capital stock data)
The Company(1) (5)
Statement of Income Data:
Chilean GAAP
Operating revenues
Passenger	$803.0	$803.7	$918.4	$1,169.0	$1,460.6
Cargo	539.5	520.8	602.0	799.7	910.5
Other	85.8	127.9	118.4	124.2	135.3

Total operating revenues	1,428.3	1,452.4	1,638.8	2,092.9	2,506.4
Operating expenses(2)	1,378.1	1,390.4	1,527.1	1,920.8	2,364.7

Operating income	50.3	62.1	111.7	172.1	141.6
Other income (expense)
Interest income	5.5	3.8	6.3	10.8	12.4
Interest expense	(35.5)	(40.8)	(39.4)	(36.5)	(39.2)
Miscellaneous-net(2)	(8.4)	13.2	24.1	45.2	58.2
Total other income (expense)	(38.4)	(23.8)	(9.0)	19.5	31.5
Minority interest	(1.6)	(0.4)	(0.9)	0.2	1.8
Income before income taxes	10.3	37.8	101.9	191.8	174.9
Income taxes	0.6	(7.0)	(18.3)	(28.3)	(28.3)

Net income	$10.8	$30.8	$83.6	$163.6	$146.6
Net income per common share(3)	$0.03	$0.10	$0.26	$0.51	$0.46
Net income per ADS(3)	$0.17	$0.48	$1.31	$2.56	$2.30
Statistics
ASKs (million)	16,901.7	17,066.8	18,323.9	21,147.4	23,687.3
RPKs (million)	11,279.8	11,139.5	12,671.0	15,125.3	17,490.8
ATKs (million)	2,676.4	2,731.0	2,848.7	3,288.4	3,599.7
RTKs (million)	1,853.2	1,833.8	1,911.9	2,259.4	2,392.3
System ATKs (million)	4,237.1	4,281.8	4,539.2	5,256.2	5,810.8
U.S. GAAP
Operating revenues	$1,441.3	$1,452.4	$1,638.8	$2,092.9	$2,506.4
Operating income	25.6	56.6	125.0	218.5	195.4
Net income	1.0	34.2	88.8	160.7	155.0
Basic and diluted earnings per share(3)	0.00	0.11	0.28	0.50	0.49
Net income per ADS(3)	$0.02	$0.54	$1.39	$2.52	$2.43

	At December 31,
	2001	2002	2003	2004	2005
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Chilean GAAP
Cash, time deposits and marketable securities	$73.4	$159.4	$219.0	$304.6	$159.2
Miscellaneous current assets(4)	261.1	256.4	267.7	347.8	420.0
Property and equipment	985.8	1,026.4	1,009.5	979.0	1,252.3
Total other assets	114.7	143.2	132.3	197.9	314.3
Total assets	1,435.5	1,585.4	1,628.5	1,829.3	2,145.8
Long-term liabilities	722.2	813.5	765.4	809.0	955.3
Shareholders’ equity	288.5	308.9	352.6	434.6	502.7
U.S. GAAP
Total assets	$1,422.4	$1,545.4	$1,610.5	$1,829.2	$2,145.8
Long-term liabilities	740.8	821.6	777.0	809.0	955.2
Shareholders’ equity	237.3	258.9	323.5	434.6	502.7
Capital stock (millions of shares)	318.9	318.9	318.9	318.9	318.9

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.

(2)	To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the Miscellaneous-net line in each of 2001, 2002, 2003, 2004 and 2005. We recorded US$10.5 million fuel hedge loss in 2001, a US$5.5 million fuel hedge loss in 2002, a US$12.3 million fuel hedge gain in 2003, a US$46.5 million fuel hedge gain in 2004, and a US$51.5 million fuel hedge gain in 2005.

(3)	We had 318,909,090 common shares outstanding in each of the periods indicated, which is equivalent to 63,781,818 ADSs.

(4)	Total current assets less the sum of cash, time deposits and marketable securities.

(5)	The sums of the items may differ from the total amount due to rounding.

Although most of our revenues and expenses are denominated in U.S. dollars, some of our expenses and cost are denominated in different currencies such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in their value in U.S. dollars. However, the impact on our results of this change is significantly mitigated by the partial natural hedge arising from approximately 80% of our revenues and 73% of operating expenses being denominated in U.S. dollars.

In accordance with the Chilean Corporation Law, we must pay annual cash dividends equal to at least 30% of its annual consolidated distributable net income each year (calculated in accordance with Chilean GAAP), subject to limited exceptions. As of May 31, 2006, we had declared aggregate dividends of US$1.4 million with respect to income for 2001, US$13.8 million with respect to income for 2002, US$41.8 million, with respect to income for 2003, US$81.8 million, with respect to income for 2004 and US$73.3 million with respect to income for 2005. The total dividend for 2005 was divided into two interim dividends paid on September 2005 and March 2006 and a final dividend paid on May 17, 2006. The table below sets forth the cash dividends per common share, as well as the number of common shares entitled to such dividends, for the years indicated. Dividend per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share
		(U.S. dollars)	(in millions)	(U.S. dollars)
2001	May 10, 2002	1,406,760	318.91	0.00441
2002	January 15, 2003	8,958,156	318.91	0.02809
	May 9, 2003	4,854,607	318.91	0.01521
2003	August 19, 2003	11,583,448	318.91	0.03632
	November 21, 2003	23,415,900	318.91	0.07343
	May 13, 2004	6,776,018	318.91	0.02124
2004	August 24, 2004	39,785,909	318.91	0.12475
	December 29, 2004	34,997,084	318.91	0.10974
	May 13, 2005	6,992,865	318.91	0.02193
2005	September 2, 2005	36,451,309	318.91	0.11430
	March 1, 2006	35,000,000	318.91	0.10975
	May 17, 2006	1,849,186	318.91	0.00580

Our board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “—Other Financial Information—Dividend Policy” under Item 8.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of American Depositary Receipts, or ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Chilean currency that occur before such dividends are converted and remitted.

Exchange Rates

The following table sets forth, for the yearly periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-end
	Ch$ per US$
2001	716.62	557.13	636.39	656.20
2002	756.56	641.75	694.46	712.38
2003	758.21	593.10	687.51	599.42
2004	649.45	559.21	612.13	559.83
2005	592.75	509.70	559.27	514.21

Source: Central Bank of Chile

(1)	Average of the month-end exchange rates for the relevant period.

The following table sets forth, for the monthly periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$
	Low	High	Period-End
Month in 2005
December	509.70	518.63	514.21
Month in 2006
January	512.50	535.36	524.78
February	516.91	532.35	517.76
March	516.75	536.16	527.70
April	511.44	526.18	518.62
May	512.76	532.92	531.11

Source: Central Bank of Chile

On June 15, 2006 the observed exchange rate was Ch$544.51 = US$1.00.

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

Passenger and cargo demand is heavily cyclical and highly dependant on global and local economic growth, economic expectations and foreign exchange rate variations. In the past we have been impacted by weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but no limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates;

•	changes in the regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Similar future events occurring in one or more countries in which we operate could have a material effect on our results of operations.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as natural disasters, epidemics, terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, this type of situations could have a prolonged effect on air transportation demand and on certain cost items.

For example, the terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the airline industry, particularly on foreign air carriers operating international service to and from the United States. Throughout South America, passenger traffic also decreased substantially, although the decrease was less severe than that in the United States. The airline industry has experienced increased costs following the September 11, 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for insurance against aircraft damage and liability to third parties increased substantially and could escalate further.

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

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as salmon and produce exports from Chile and Peru, and fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo product are sensitive to foreign-exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could materially affect our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 27.2% of our operating expenses in 2005. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using this type of mechanisms may also be limited.

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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases. Several of our competitors are larger than us and have greater brand recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries. The U.S.-Chile and other open skies agreements may subject us to further competition from international carriers. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our cargo and domestic passenger businesses, as well as sea transportation for our cargo business. Competition could reduce our passenger traffic, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

Our plans for regional expansion within Latin America depend upon key regulatory and commercial issues.

We plan to continue to increase the scale of our operations and revenues by expanding our presence outside of Chile, both directly and through our affiliates. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify and maintain strategic local partners. Additionally, fare controls may limit our ability to effectively apply revenue management techniques and adjust prices to reflect cost pressures. Also, high levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. These restrictions could materially affect our business, financial condition, result of operations and future expansion plans.

Some of our competitors may receive external support which could negatively impact our competitive position

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

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

As of May 31, 2006, we operated a fleet of 26 Airbus and 50 Boeing aircraft. As our fleet grows, our risk in relying on these two manufacturers also grows. These risks include:

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

We are incorporating various new technologies and equipment and their phase-in may have a negative impact on our service and operating standards

In recent years we have decided to incorporate a number of new aircraft, equipment and systems. The decision to incorporate these new elements has been based on their potential to enhance customer satisfaction, increase efficiency and/or streamline processes. However, the phase-in of these elements may temporarily result in lower service and operating standards which could affect how our customers perceive us.

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

Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results and our reputation.

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

Pressure by employees could cause operating disruptions and negatively impact our business

Certain employee groups such as pilots, flight attendants, mechanics our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt our operations and negatively impact our operating and financial performance, as well as how our customers perceive us.

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

Changes in the exchange rate between the Chilean peso and the U.S. dollar could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while approximately 20% of our revenues and 27% of our operating expenses in 2005 are denominated in currencies other than the U.S. dollar, mainly the Chilean peso . If the value of the peso or of other currencies in which revenues are denominated declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced significant volatility in recent years, including a nominal increase of approximately 15.9% against the U.S. dollar in 2003, a nominal increase of approximately 6.6% against the U.S. dollar in 2004 and a nominal increase of approximately 8.1% against the U.S. dollar in 2005. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

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

As of May 31, 2006 our controlling shareholders, together, beneficially owned 54.0% of our voting common shares. These controlling shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

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

BUSINESS

Overview

We are one of the leading passenger airlines in Latin America and the main cargo operator in the region. We currently provide domestic and international passenger services in Chile and Peru, domestic passenger services in Argentina, and international passenger services in Ecuador. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil and Mexico.

As of May 31, 2006, we service 15 destinations in Chile, 11 destinations in Peru, nine destinations in Argentina, two destinations in Ecuador, ten destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, as of May 31, 2006, through our various code-share agreements, we offer service to 54 additional international destinations. We provide cargo service to all our passenger destinations and to 15 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, Comuna de Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System (“SAS”). In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of May 31, 2006, the controlling shareholders held 54.0% of our capital stock. For more information about our controlling shareholders, see “Controlling Shareholders and Related Party Transactions” under Item 7.

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

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of May 31, 2006, in the passenger business we operated through five main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name “Lan Express”), Lan Peru S.A. (“LanPeru”), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“LanEcuador”), and Lan Argentina S.A. (“LanArgentina”, previously Aero 2000 S.A.).

In the passenger business we market our sales primarily under the LAN brand. As of May 31, 2006, we held a 99.9% stake in LanExpress through direct and indirect interests, a 70.0% stake in LanPeru through direct and indirect interests, a 45.0% indirect stake in LanEcuador and a 49.0% indirect stake in LanArgentina. For more information, see “—Business of the Company—Regional Expansion” below.

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

Competitive Strengths

Our strategy is to maximize shareholder value by increasing revenues and profitability by leveraging the operational efficiencies between cargo and passenger divisions, thoroughly planning for our expansion efforts and carefully controlling costs. We plan to accomplish these goals both by focusing on our existing competitive strengths and by implementing new strategies to fuel our future growth. We believe our most important competitive strengths are:

Leading Airline in Key South American Markets

We are a market leader in the international and domestic passenger and cargo air services both in Chile and in most of the South American markets that we serve. We have the largest market share of passenger traffic in the international markets to and from Chile, Peru and Ecuador. Within Chile and Peru, we have the leading market share of domestic passenger traffic. We have also achieved a solid and growing position on the Argentine domestic market through LanArgentina and in the international market through our other passenger airlines. We are also the leading air cargo operator within, to and from South America. Our strong and growing operations are based on high-quality services, safety and network efficiency and flexibility.

Distinct Integration of Passenger and Cargo

We believe that one of our distinct competitive advantages is our integrated operations focus, which combines the planning and scheduling of our passenger and cargo operations. The cargo business contributes significantly to our total revenue mix, amounting to 36.3% of total revenues in 2005. This share is among the highest in the global airline industry. Our integrated model is valuable because it maximizes our revenues by transporting cargo in the belly of our passenger flights, therefore lowering our break-even load factors, maximizing our profitability and reducing the volatility of our business over time.

Extensive Route Network

We have developed a distinctive network of cargo and passenger operations based on a set of routes and destinations that connect Latin America with the United States, Europe and the South Pacific operated by our various subsidiaries and affiliates based in Chile, Peru, Ecuador, Argentina, Brazil, and Mexico. This varied and extensive network allows us to diversify our revenue mix and maximize our daily fleet utilization, an important factor in our cost structure. In addition, the use of the unified LAN brand enhances customers’ perception of a seamless and consistent travel experience both within our domestic markets and on all of our international routes.

Attractive Cost Structure

We believe we have a highly competitive cost structure with a cost per ATK of 38.8 cents in 2005. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, a modern and fuel-efficient fleet and a cost-conscious culture. Our wages and labor costs accounted for approximately 16% of total costs in 2005, a lower percentage than that of other mainline international carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2005, our long-haul aircraft (Boeing 767-300ERs and Airbus A340-300s) operated an average of more than 15 hours per day. We are undergoing a re-fleeting plan that will enable us to modernize aircraft our short and long-haul fleets, as well as to reduce the number of aircraft families that we operate. Finally, our corporate culture promotes constant process streamlining and productivity enhancement.

Strong Strategic Alliances

We are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, creating a global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 600 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. Our strong cargo network is also bolstered by commercial agreements with partners such as Lufthansa Cargo in Europe, American Airlines in the United States, and TAM in Brazil.

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

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Leverage the Benefits of Combining our Passenger and Cargo Businesses

We will continue to leverage the benefits of combining our passenger and cargo operations. Our passenger and cargo operations are equally important aspects of our business, and we dedicate the necessary resources, employees, facilities, management and fleet, to enable both operations to provide high-quality service and to compete effectively in their respective markets. We integrate the two businesses by taking into consideration the potential for cargo services when planning passenger routes, and, when most efficient, maintaining certain dedicated cargo routes using our freighter aircraft. Cargo operations represented 36.3% of our total operating revenues in 2005, and are a significant source of additional revenue on our passenger flights, enabling us to offset fixed operating expenses per flight and thereby improve our profitability on a per flight basis. Additionally, this combination enhances revenue diversification and smoothes seasonal revenue fluctuations.

Maintain High Efficiency Standards

We maintain a low-cost base due to our productive, flexible and committed personnel, high aircraft utilization and a continuous effort to streamline operations. We have also enhanced direct sales channels to reduce distribution expenses. We will continue to focus on efficiency by increasing our aircraft utilization, streamlining our operations, and reducing commercial costs. Additionally, we plan to increase the efficiency of revenue generation by continuing to use advanced revenue and yield management systems.

Maintain Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In the passenger businesses we focus on high punctuality rates, reliable operations, world-class on-board service on long-haul flights, quick check-in for short-haul flights and a modern fleet. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Enhance the Value of the LAN Brand

In March 2004, we created the LAN brand and launched our new corporate image. All of our passenger companies now operate under this brand. By uniting all companies under the LAN alliance concept, we seek to enhance the value of our brand, increase efficiency in marketing efforts, and reinforce the idea of an integrated travel experience across all of the alliance’s operators. The rebranding also involved the use of new paint schemes on our aircraft. This process was completed during the first half of 2006.

Build a Comprehensive Network

We are in the process of developing a broad network across the region. In the passenger business, the LAN alliance consists of companies in Chile, Peru, Ecuador and Argentina, and in the cargo business it includes operators in Chile, Brazil and Mexico. Through this network we are not only able to enhance and diversify our revenue base, but also benefit from complementary traffic flows and seasonal patterns. Our own regional network is complemented by a set of alliances and commercial agreements that strengthen our competitive position and provide customers with access to a global network. We also may grow our network by expanding our operations in other countries.

Maintain an Emphasis on Safety

Our top priority is safety, and we have structured our operations and maintenance to focus on safe flying. Our main maintenance facilities are certified by the FAA, JAA, DGAC and other civil aviation authorities. Our maintenance procedures and our flight operations are certified under ISO 9001-2000 standards. We have programs in place to train our crews and mechanics to world-class standards both at facilities abroad or at the training centers we have developed in association with high-quality partners.

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

BUSINESS OF THE COMPANY

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of May 31, 2006, we operated leading passenger airlines in Chile, Peru, Ecuador and Argentina. We are also the largest cargo operator in the region. Our international and domestic passenger and cargo operations and services have increased substantially over the past five years in terms of capacity, traffic and revenue.

The following table sets forth our gross traffic revenues by activity for the periods indicated.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in US$ millions)
The Company(1)
Total passenger revenues	$803.0	$803.7	$918.4	$1,169.0	$1,460.6
Total cargo revenues	$539.5	$520.8	$602.0	$799.7	$910.5
Total traffic revenues	$1,342.5	$1,324.5	$1,520.4	$1,968.7	$2,371.1

(1)	Information provided for the Company consolidates LanPeru beginning August 2001, LanEcuador beginning April 2003, LanDominicana beginning June 2003, and LanArgentina beginning June 2005.

Passenger Operations

As of May 31, 2006, our passenger operations were performed through airlines in Chile, Peru, Ecuador and Argentina. We operate international services out of Chile, Peru and Ecuador, as well as domestic flights in Chile, Peru and Argentina. Between June 2003 and May 2004, we also operated international services to and from the Dominican Republic through LanDominicana, which were subsequently suspended due to market conditions.

As of May 31, 2006, our network consisted of 15 destinations in Chile, 11 destinations in Peru, two destinations in Ecuador, nine destinations in Argentina, ten destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Papeete (Tahiti) and Sydney. In addition, as of May 31, 2006, through our various code-share agreements, we offer service to 22 additional destinations in North America, 11 additional destinations in Europe, 20 additional destinations in Latin America and the Caribbean (including Mexico), and one destination in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated. Domestic operations in Chile are classified as “Domestic”, while domestic operations in Peru and Argentina are included in the “International” item.

	Year ended December 31,
	2001	2002	2003	2004	2005
The Company(1)
ASKs (million)
International	12,904.6	13,011.5	14,505.3	17,389.0	20,025.9
Domestic	3,997.1	4,055.2	3,818.6	3,758.4	3,661.4
Total	16,901.7	17,066.8	18,323.9	21,147.4	23,687.3
RPKs (million)
International	8,584.9	8,457.8	10,271.5	12,620.5	15,032.9
Domestic	2,694.9	2,681.8	2,399.5	2,504.9	2,457.9
Total	11,279.8	11,139.5	12,671.0	15,125.3	17,490.8
Passengers (thousands)
International	2,414.7	2,582.3	3,143.5	4,114.6	5,495.8
Domestic	2,821.5	2,734.2	2,365.6	2,464.4	2,471.1
Total	5,236.1	5,316.5	5,509.1	6,578.9	7,966.9
Passenger yield (passenger revenues/ RPKs, in US cents)
International	US¢6.97	US¢6.86	US¢6.86	US¢7.29	US¢7.77
Domestic	7.90	8.35	8.90	9.95	11.89
Combined yield(2)	US¢7.12	US¢7.22	US¢7.25	US¢7.73	US¢8.35
Passenger load factor (%)
International	66.5%	65.0%	70.8%	72.6%	75.1%
Domestic	67.4	66.1	62.8	66.6	67.1%
Combined load factor(3)	66.7%	65.3%	69.1%	71.5%	73.8%

(1)	Information provided for the Company consolidates LanPeru beginning August 2001, LanEcuador beginning April 2003, LanDominicana beginning June 2003, and LanArgentina beginning June 2005.

(2)	Aggregate of international and domestic passenger yield.

(3)	Aggregate of international and domestic passenger load factor.

International Passenger Operations

As of May 2006, we operated scheduled international services from Chile, Peru and Ecuador through Lan Airlines, Lan Express, LanPeru and LanEcuador. International passenger traffic has grown significantly due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and expansion into new market and routes.

Our international network combines our Chilean, Peruvian and Ecuadorian affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru and Ecuador with the creation of LanPeru and LanEcuador in 1999 and 2003, respectively. This strategy is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load-factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our three main hubs in Santiago, Lima and Guayaquil. We also provide regional services from Chile, Peru and Ecuador. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub. The following table sets forth the destinations served from each of the aforementioned countries as of May 31, 2006:

Country of Origin	Destination	Number of Destinations
Chile	Argentina	7
	Bolivia	1
	Brazil	2
	Colombia	1
	Cuba	1
	Ecuador	2
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1
	New Zealand	1
	Australia	1

Peru	Argentina	1
	Chile	1
	Colombia	1
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3

Ecuador	Argentina	1
	Chile	1
	Peru	1
	United States	2
	Spain	1

According to JAC data, Chilean international air passenger traffic increased 9.8% in 2005 as compared to 2004, to approximately 17,937.4 million RPKs. We had a 50.0% market share in 2005, based on RPKs, compared to 49.6% in 2004. Our international operations out of Chile can be divided into four main segments: to North America, to Europe, to the rest of Latin America, and to the Pacific. As of May 31, 2006, the other principal carriers that transport passengers between Chile and North America included American Airlines, Delta Airlines, and Air Canada. Our main competitors on routes between Chile and Europe were Air France, Iberia, Air Madrid and Swiss. On regional routes our main competitors were Aerolineas Argentinas, AeroMexico, Avianca, COPA, TACA, TAM, and Varig. We were the only airline operating between Chile and the South Pacific.

Based on the information provided by the Corporación Peruana de Aeropuertos y Aviación Comercial S.A., or CORPAC, international traffic to and from Peru grew 17.6% between 2004 and 2005 to approximately 3,027.6 thousand passengers. We had a 29% international market share in 2005, based on RPKs, compared to 25% in 2004. Our Peruvian international operations can be divided into two main segments: to North America and to the rest of Latin America. As of May 31, 2006, our main competitors on routes to North America included American Airlines, Continental Airlines, and Delta Airlines. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolineas Argentinas, AeroMexico, Avianca, COPA, and TACA.

The Ecuadorian international market (using bookings by IATA travel agencies as proxy for total market size) increased 12.0% to 503.6 thousand passengers between 2004 and 2005. According to travel agency statistics, we had a 21% market share of the Ecuadorian international market in 2005 compared to 22% in 2004. Our Ecuadorian international operations can be divided into three main segments: to North America, to Europe and to the rest of Latin America. As of May 31, 2006, on routes to North America, our main competitors were American Airlines, Continental Airlines and Delta Airlines. On routes to Europe, our main competitors were Air Madrid, Air Plus, Iberia, and KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Domestic Operations in Chile

Through the companies Lan Airlines and LanExpress we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of May 31, 2006, we flew to 15 destinations within Chile (not including Easter Island, which we treat as an international destination even though it is a part of Chile because we serve it with long-haul aircraft) plus two seasonal destinations. Lan Airlines and LanExpress have integrated passenger operations, including operation under the same two-letter “designator reservation code”, and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes. As of May 31, 2006 we operate eight Airbus A319/A320 aircraft and 16 Boeing 737-200 aircraft in the Chilean domestic market.

According to JAC data, our domestic market share in Chile was 83.7% for 2004 and 76.0% for 2005. Our main competitors in the domestic market are Sky Airline with a 18.0% market share in 2005 and Aerolineas de Sur with a 5.5% market share in 2005. Sky currently operates a fleet of six Boeing 737-200 and flies to eleven destinations. Aerolineas del Sur, which entered the market in December 2004, is affiliated with Aerolineas Argentina, and operates to six destinations with four Boeing 737-200 aircraft.

There are currently no foreign airlines participating in the Chilean domestic market. However, Chile permits foreign airlines to operate in Chile if the airline’s home country gives similar treatment to Chilean airlines. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Domestic Operations in Peru

Through LanPeru we are the leading domestic passenger airline in Peru. We have operated domestic flights in Peru since the creation of LanPeru in 1999. As of May 31, 2006, we flew to 11 destinations within Peru. In 2004, we were forced to suspend operations following an injunction issued by a Peruvian judge at the request of a former competitor. The suspension lasted approximately 14 hours until we were authorized by a higher court to reinitiate service. Also in 2004, in response to changes in the competitive structure of the domestic market, we expanded our operations considerably and thereby expanded our presence in the Peruvian market. Specifically, we added service to four new destinations and incorporated five Airbus A320 aircraft to our domestic operations in Peru. Our strategy is based on delivering high quality service in Peru and providing intensive and convenient service to Peru’s main destinations while gradually expanding into new markets. As of May 31, 2006, LanPeru operated with a fleet of seven Airbus A320 aircraft. During the second half of 2006 we plan to gradually replace LanPeru’s Airbus A320s for A319s.

According to CORPAC data, our domestic market share in Peru was 42% for 2004 and 66% for 2005. Our main competitors in the Peruvian market during 2005 were Tans, Star Peru, AeroCondor and Taca Peru. AeroContinente ceased operations in July 2004 and in response, LanPeru and a number of smaller airlines expanded their operations. As a result of this expansion, our market share increased significantly from one year to the other. As of May 31, 2006, our main competitors were the same with the addition of one new operator, Wayra Peru.

Domestic Operations in Argentina

LanArgentina initiated service in June 2005. During its first year, Lan Argentina has focused on domestic services. Lan Argentina grew significantly during 2005 as it added more aircraft and new destinations. As of May 31, 2006 LanArgentina operated five Boeing 737-200s. Its itinerary included routes between Buenos Aires and six other domestic destinations. LanArgentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices.

In June 2006, LanArgentina initiated the replacement of its Boeing 737 aircraft for Airbus A320 aircraft. This replacement plan is expected to enable LanArgentina to increase the scope, size and efficiency of its operations.

Our domestic market share in Argentina (using bookings by IATA travel agencies as proxy for total market size) for the June-December 2005 period amounted to 11.1%. Our market share grew consistently throughout this period, starting at 6.1% in June and ending at 13.9% in December 2005. Our competitors in the Argentinean market during 2005 were Aerolineas Argentinas and its affiliate Austral. Together, these two companies held substantially all of the remaining share of the domestic Argentine market.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of May 31, 2006:

•	oneworld®. In June 2000, Lan Airlines and LanPeru were officially incorporated into the oneworld® alliance, a global marketing alliance consisting of American Airlines, British Airways , Cathay Pacific Airlines ., Qantas, Iberia, Finnair and Aer Lingus which, among other benefits, offers improved service to frequent flyer customers. Together, these airlines are able to offer customers travel advantages, such as approximately 600 worldwide destinations and schedule flexibility. Additionally, is the first alliance to deploy full interline e-ticketing between its partners. In June 2006, oneworld® announced the forthcoming incorporation of three new partners: JAL from Japan, Royal Jordanian from Jordan and Malev from Hungary. These three new airlines are expected to join the alliance in the course of 2007.

•	American Airlines. Since 1997, Lan Airlines has had an agreement with American Airlines which enables Lan Airlines and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on Lan Airlines flights and vice-versa. The Department of Transportation (“DOT”) granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see “—Regulation—U.S. Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances” below. Through this alliance, we currently offer service to 18 additional destinations in the United States and Canada. In 2005 the DOT granted antitrust immunity to a similar agreement between LanPeru and American Airlines. This antitrust immunity allows enhanced coordination between LanPeru and American Airlines and both companies are currently in the process of developing code-share operations. Also in 2005, American Airlines signed commercial cooperation agreements with LanEcuador and LanArgentina that will enable these two airlines to set up reciprocal accrual and redemption of frequent flyer rewards as well as code-share and/or interline agreements with American Airlines.

•	Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid. In the subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome, Zurich.

•	Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of May 31, 2006, this code-share agreement includes five weekly frequencies operated by Lan Airlines. A sixth weekly frequency is scheduled to begin in the second half of 2006.

•	British Airways. In August 2000, Lan Airlines initiated a new code-share agreement with British Airways on Lan Airlines flights between Buenos Aires and Santiago. British Airways withdrew from the Chilean market in August 2000, and continues to use the Lan Airlines code-share agreement in order to provide service for its passengers traveling from London to Santiago, through a connection in Buenos Aires. On May 8, 2001, we expanded this code-share agreement to include British Airways’ flights between Madrid and London.

•	Alaska Airlines. Since 1999, Lan Airlines has been in an alliance with Alaska Airlines Inc. which currently permits us to provide customers with service between Chile and the west coast of the United States and Canada. As part of this code-share agreement, we offer our customers service on Alaska Airlines’ flights to four destinations in the United States and Canada.

•	AeroMexico. In 2004 we expanded our previous alliance with AeroMexico. The new agreement consists of all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 10 domestic destinations in Mexico. Additionally, it will provide our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards.

•	Mexicana. In 2004 we signed a new alliance with Mexicana that covers all of our passenger airlines. This agreement provides LAN with 13 additional destinations in Mexico and Central America. Additionally, our passengers will benefit from smoother connections and will be able to accrue and redeem their frequent flyer benefits on LAN’s or Mexicana’s programs.

•	Other alliances and partnerships: In addition, Lan Airlines has regional code-share agreements with Transportes Aereos del Mercosur S.A. (“TAM Mercosur”) from Santiago to Asunción, Paraguay (which is operated by TAM Mercosur). Since 2005 we have a code-share agreement with Korean Air. Under this agreement we place our code on Korean Air flights between Los Angeles and Seoul, while Korean Air places its code on our flights from Los Angeles to Santiago. In 2005, LAN and JAL signed a frequent flyer program that allows for reciprocal accrual and allowance of frequent flyer benefits.

Passenger Marketing and Sales

Our international and domestic marketing strategy stresses reliability, attentive service, a customer-focused product, comprehensive coverage of key South American markets, and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Madrid, and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and continually monitor our corporate image. For more information on the recent improvements we have made to our cabins and corporate image see “—Business Strategy” below.

Although we have reduced costs in recent years, we have focused on delivering on the attributes valued by customers in order to maintain high levels of customer satisfaction. The latter are continuously monitored by surveys and perception studies that encompassed approximately 700,000 people in 2005. In order to maintain competitive leadership, we have continued to upgrade our aircraft seats and cabins and the in-flight amenities that we provide.

Branding

In March 2004, we launched our new brand “LAN” under which we started to operate all of our international passenger service that we previously operated under the local brands such as “LanChile”, “LanPeru” and “LanEcuador”. Our new brand and corporate image were developed after an extensive process supported by a leading global branding agency. Our corporate image is based on two core concepts: reliability and warmth. We expect that using a single, common brand will enable our customers to better understand the common service and operating standards that exist between our airlines. Additionally, we believe our new image will improve the visibility of our brand, enhance flexibility, and increase the efficiency of our marketing efforts.

This marketing program involved changing our corporate image, including our logo and aircraft paint schemes. As a result, all of our marketing efforts are now done using audiovisual elements based on the LAN brand. During 2005, we focused on advancing the transition to our new brand. This included the gradual repainting of our fleet, which was completed in the second quarter of 2006. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by the decision of Airline Business magazine to recognize us in 2004 with its “Airline Strategy Award, Marketing”.

Distribution Channels

We use direct and indirect distribution channels. We have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales and accounted for approximately 67% of passengers during 2005. We paid these travel agents standard commissions ranging from 0% to 8% depending on the market. Consistent with our efforts to reduce commission costs and in line with current market practices, in recent years we have reduced standard commissions in several markets. In addition to the payment of a base commission, we have supported the growth of our international operations by offering premiums on commissions to agents who sell tickets in excess of certain target amounts.

Travel agents obtain airline travel information and issue airline tickets through Global Distribution Systems (“GDS”) that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. We participate actively in all major international GDSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems we pay transaction fees that are generally based on the number of reservations booked through each system.

Direct channels refer to sales by our own ticket offices, call-centers and website. In 2005, direct bookings accounted for approximately 33% of all of our passengers. We have an extensive sales and marketing network consisting of more than 200 domestic and international points of sale in more than 30 countries.

Our call-centers support the growth of our operations by combining a remote sales channel with personalized service. Our main call-center is located in Santiago and handles calls originated in Chile as well as those in foreign markets such as the United States, Uruguay, Europe, and Mexico. We have additional call-centers in Argentina, Peru, Ecuador and Brazil. These call-centers are complemented by over 180 home-based agents. We have continuously upgraded our systems incorporating technological advances to enhance efficiency and customer service. For example, during 2005 we incorporated voice-recognition technology.

Our website is an integral part of our commercial, marketing and service efforts. In March 2004, we replaced the different country-specific sites (such as lanchile.cl or lanperu.com.pe) with a unified one, www.lan.com , to better reflect the launch of our new corporate image. Together with other direct sales initiatives, our website provides us with a very important tool to reduce our distribution costs. Our internet –related sales have increased significantly in recent years, rising 87% in 2005 compared to 2004, and amounting to approximately US$90 million in 2005.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communication. We send weekly promotional e-mails to more than 850,000 subscribers, and members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. Additionally, consistent with the LanExpress concept, during 2005 we strongly promoted our Internet-based check-in service for domestic flights. This service allows our passengers to obtain their boarding passes from their home or office, thus avoiding traditional airport counter procedures. In December 2005, around 13% of our domestic passengers were using this system. During April 2006 16.3% of our passenger used this system.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their penetration. E-tickets are a key element of our sales efforts through the Internet and our call centers and they also produce important simplifications in our back-office, enabling us to significantly reduce distribution costs. E-tickets, which accounted for approximately 80% of tickets sold during 2005, are currently available in more than 97% of LAN routes. Since 2003, we have advanced in implementing interline e-tickets, and, in line with this effort, in mid-2005 we completed the implementation of this feature with all of our oneworld® partners. We continue developing interline e-ticket agreements with most of our interline partners.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. Our advertising and promotional activities include the use of television, print and radio advertisements as well as direct marketing. The utilization of a common brand among our airlines has enabled us to launch regional campaigns focused in highlighting key attributes such as reliability and warmth. During 2005 we deployed two regional campaigns. The first was aimed at reinforcing our positioning. The second one was focused on enhancing awareness about LAN’s network and its thorough coverage of South America. These two campaigns used local television and print in Argentina, Chile, Ecuador and Peru, as well as in regional media.

The launch of LanArgentina in 2005 was supported by an intense marketing effort involving television, radio and print. This campaign focused mainly on highlighting the initiation of new domestic operations in Argentina while using the positioning of the LAN brand as an anchor. In Peru we launched campaigns to enhance awareness of attributes such as reliability and differentiating technological advances such as web check-in.

Specific advertisement campaigns were implemented to stimulate internet sales, as well as web-based check-in and service redemption, and enhance low season travel. Additionally, we deployed campaigns to increase awareness of the new routes we launched during the year.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. LANPASS’s objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. LANPASS has approximately 1.8 million members. Customers accrue kilometers in their LANPASS accounts based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets or upgrades. Under our current frequent flyer program, our passengers are grouped into one standard and three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access, and preferred boarding and check-in.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador and Argentina, which give additional kilometers to customers for using their services. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements with other carriers, such as Alaska Airlines, AeroMexico, Mexicana and JAL, that allow us to benefit from the loyalty of their customers, as they can accrue miles under their frequent flyer program when traveling on LAN’s flights.

Finally, as part of our frequent flyer program, we have developed a comprehensive database with all flying information from LANPASS customers, plus demographic and other relevant customer information that allows us to generate targeted promotions to different customer segments, reducing dilution and maximizing response rate. This type of information is also a source for customer metrics and monitoring and provides significant management information.

Cargo Operations

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

	Year ended December 31,
	2001	2002	2003	2004	2005
The Company
RTKs (millions)
International	1,809.1	1,788.2	1,876.6	2,226.5	2,359.4
Domestic	44.1	45.6	35.2	32.9	32.8

Total	1,853.2	1,833.8	1,911.9	2,259.4	2,392.3
Weight of cargo carried (millions of tons)
International	358.6	388.2	397.4	481.3	504.2
Domestic	32.9	32.8	26.8	25.1	24.8

Total	391.5	421.0	424.2	506.3	529.0
Total cargo yield (cargo revenues/RTKs, in US cents)	29.11	28.40	31.49	35.39	38.06
Total cargo load factor (%)	69.2%	67.1%	67.1%	68.7%	66.5%

Our cargo business generated revenues of approximately US$602.0 million in 2003, US$799.7 million in 2004 and US$910.5 in 2005. This represented 36.7%, 38.2% and 36.3% of our operating revenues, respectively. Cargo revenues grew 51.2% between 2003 and 2005 primarily due to the addition of new routes and improvement in yield. Our international cargo routes to, from and within Latin America accounted for approximately 98% of total cargo revenues for 2003, 2004 and 2005.

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of 71 destinations (56 operated by passenger and/or freighter aircraft and approximately 15 operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico, and Absa in Brazil. We also have a minority stake in Florida West International Airways in the United States. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

We transport cargo in four ways: (i) in the bellies of our passenger aircraft, (ii) in our own dedicated freighter fleet, (iii) in belly space that we purchase from other airlines and, (iv) in aircraft that we charter or lease pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance lease contracts, which are also known as “wet-leases” in which the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance) pursuant to short- and medium-term contracts.

Our international cargo operations are headquartered in Miami, whose geographical location positions it as the natural gateway for Latin American imports and exports to and from the United States, and since 2001, are centered in our 380,000 square-foot facilities located within the Miami International Airport. The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. To complement our own cargo operations to the United States, we have negotiated commercial agreements with American Airlines on some routes from Miami to Brazil.

We operate to three gateways in Europe: Madrid, which we serve via passenger aircraft (using our flights from Santiago and Guayaquil), Frankfurt (through both passenger flights and freighter operations since October 2002, when we signed our partnership with Lufthansa Cargo (for more information on this agreement see “—Cargo Agreements” below)), and Amsterdam (through freighter operations since October 2005). We also serve Paris through a commercial agreement with TAM, a Brazilian airline.

In Latin America, the principal origins of our cargo are Chile, Ecuador, Peru and Brazil, which represent a large part of our northbound traffic.

Our international cargo traffic increased 30.4% between 2001 and 2005, from 1,809.1 million cargo revenue ton kilometers in 2001 to 2,359.4 million cargo revenue ton kilometers in 2005. We believe that the primary reasons for the growth in cargo operations are:

•	increased trade throughout Latin America;

•	our expansion and growing presence in new cargo markets;

•	a worldwide trend toward greater consumption of fresh fruit, fresh fish and other fresh products;

•	commercial agreements with other airlines; and

•	a worldwide trend towards reduced inventories.

In general terms, cargo flows are unidirectional. This characteristic is a key determinant of the structure of cargo operations as well as of the commercial conditions in the cargo business. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. Furthermore, demand weakness in one direction may limit the capacity that is profitable to allocate to some routes, therefore creating pressure on fares in order to compensate for weaker revenues on one particular direction. The evolution of our international cargo operations between 2003 and 2005 was heavily affected by the flow imbalances that the Latin American cargo market experienced during this period.

International cargo traffic increased 4.9% in 2003, increased 21.1% in 2004 and increased 5.9% in 2005. International cargo traffic accounted for approximately 98% of our total cargo revenues during 2003, 2004 and 2005. This period saw a dramatic shift in the relative weight of southbound and northbound cargo flows. The earliest part of this period was characterized by very strong export traffic out of Latin America. Gradual increases in import demand, as well as the deceleration of export growth, led to more balanced cargo flows during 2004. Further extension of this trend led to excess demand on southbound routes.

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. As a consequence, during 2003 we allocated additional capacity to northbound routes and adjusted fares on northbound routes in response to excess demand. During 2004 we gradually adjusted our operations to leverage a more balanced demand environment by performing an increased number of direct roundtrips between key export and import markets. However, weakness in exports during 2005 drove us to support the northbound segment of certain routes with stop-overs in additional export markets, to reduce northbound fares to stimulate demand and to raise southbound fares.

During part of this period we also improved our competitive position as key operators, such AGI and later Arrow, reduced their operations, and competitors such as UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but despite this increase in competition, we have been able to maintain solid market shares thanks to the utilization of a efficient fleet and a superior network. Today, on Latin America-United States routes, our main competitors are Cielos del Perú S.A., Transportes Aereos Mercantiles Panamericanos S.A., or TAMPA, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France.

Cargo Agreements

Since 2002, LAN Cargo and Lufthansa Cargo have had an agreement to exchange capacity between Europe and Latin America. As part of this agreement, LAN Cargo allocates space to Lufthansa Cargo on its flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to LAN Cargo on its flights between Europe and Brazil and Argentina. In 2004 we enhanced our relationship with Lufthansa Cargo to optimize the provision of cargo handling services at key airports.

LAN Cargo and TAM (a Brazilian airlines) have an allotment agreement pursuant to which we purchase 100% of the cargo space on TAM’s flights between Paris and Sao Paulo. LAN Cargo and American Airlines have an allotment agreement on American’s flights between Miami and Sao Paulo.

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

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh produce and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, LAN offers special, value-added products such as Positive Flight Specific (“FS”), which enables the customer to choose a specific passenger flight to transport its goods.

Fleet

General

As of May 31, 2006, we operated a fleet of 76 jet aircraft, comprised of 67 passenger aircraft and nine cargo aircraft, as set forth in the following chart.

	Number of aircraft in operation(1)			Average term of lease remaining (years)	Average age (years)
	Total	Owned	Operating lease
Passenger aircraft
Boeing 737-200	24	10	14	2.0	26.6
Airbus A319-100	7	2	5	10.1	1.6
Airbus A320-200	15	4	11	5.7	4.8
Boeing 767-300ER	17	4	13	2.1	10.2
Airbus A340-300	4	0	4	6.9	5.1
Total passenger aircraft	67	20	47	4.2	13.7
Cargo aircraft(1)(2)
Boeing 737-200C freighter	1	1	0	—	36.0
Boeing 767-300F freighter	8	7	1	7.5	4.4

Total cargo aircraft	9	8	1	7.5	8.0

Total fleet(3)	76	28	48	4.2	13.0

(1)	We have also historically leased between one and six DC-10 and/or Boeing 747 freighters under short-term ACMI contracts. The number of aircraft leased under such short-term leases has typically fluctuated during the year according to seasonal demand.

(2)	We have subleased one Boeing 767-300F to Florida West.

(3)	Does not include one Boeing 767-200 passenger aircraft leased to AeroMexico.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2003	2004	2005
	(measured in hours)
Passenger aircraft
Airbus A340-300	15.6	16.0	16.0
Boeing 767-300ER	15.4	15.2	14.8
Airbus A320-200	9.2	9.4	9.6
Airbus A319-100(1)	8.7	8.1	8.8
Boeing 737-200	5.3	6.0	6.1
Cargo aircraft
Boeing 737-200C	3.2	3.4	2.8
Boeing 767-300F	15.6	16.5	16.7

(1)	We incorporated three and two Airbus A319 into our fleet in the fourth quarters of 2004 and 2005, respectively.

We operate different aircraft type as we perform various different missions ranging from short-haul domestic trips to ultra-long haul trans-Pacific flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights we operate mainly Boeing 737-200s and Airbus A320-family aircraft. We plan to gradually phase-out our Boeing 737-200s in the next three years, therefore transitioning to an all-Airbus A320 family fleet. However, because we had to rapidly respond to increased capacity requirements due to regional expansion, we incorporated 7 used Boeing 737-200s between 2005 and 2006.

The A320-family aircraft that we currently operate have been acquired pursuant to a purchase agreement signed with Airbus in 1999 and also incorporated pursuant to operating leases. In 2005, we signed an amendment to the purchase agreement with Airbus for 25 A320-family aircraft for delivery between 2006 and 2008. Prior to the signing of this agreement we had outstanding orders for seven Airbus A319 aircraft for delivery between 2006 and 2008 corresponding to a previous purchase agreement. These existing orders were grouped with the new order and as a consequence we currently plan to incorporate 32 Airbus A320-family aircraft between 2006 and 2008. The A320-family includes the A318, A319, A320 and A321 models. Our current plan is to receive 20 Airbus A318s, eight Airbus A319s and four Airbus A320s. We also have options for 15 additional aircraft. Our purchase contracts with Airbus provide for flexibility with regard to future changes in aircraft types and delivery dates. For more information, see “Additional Information––Material Contracts” under Item 10. We believe our fleet of A320-family aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

For long-haul passenger and cargo flights we operate Boeing 767-300ERs and Boeing 767-300Fs, respectively. We believe that these aircraft’s size and range provide an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The aircraft that we currently operate have been incorporated to our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. Between 2004 and 2006 we placed additional orders for 15 Boeing 767-300ER/F aircraft for delivery between 2005 and 2008. The first two aircraft, both freighters, were delivered during the second half of 2005. The third delivery, a passenger aircraft featuring a new upgraded two-class configuration, was completed in March 2006. We plan to receive three additional passenger aircraft and one freighter during the remainder of 2006. Eight passenger Boeing 767-300ERs are currently scheduled for delivery in 2007 and 2008. Our order with Boeing provides for certain flexibility in regards to the aircraft type to be received.

We operate four Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration these aircraft are well-suited to perform trans-Atlantic and trans-Pacific missions out of Santiago.

From time to time, we also decide to purchase used aircraft for opportunistic and economic reasons. Because of the attractiveness of the purchase price compared to the cost of continuing to lease the aircraft, we acquired one DC-8 in 2003 that was previously leased to LAN. The latter was sold in 2004. In 2003, we converted one of our Boeing 737-200 passenger aircraft into a freighter to serve domestic routes.

Historically, we have also utilized between one and five cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increased access to certain cargo destinations. As of May 31, 2006, we were utilizing one Boeing 747 freighter and one DC-10 aircraft under ACMI leases from different suppliers. Our current ACMI contracts are for a one-year periods.

Fleet Leasing and Financing Arrangements

Our financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases.

Between 1998 and 2001 LAN acquired eight Boeing 767s, which were fully financed by three separate syndicated credits backed by U.S. Export-Import Bank (“Ex-Im Bank”) guarantees. While four of the planes were financed utilizing twelve-year payment profiles, the payment profiles of the remaining four were successfully extended to 15 years through the use of mismatch structures. This extension made LAN the first airline to receive this type of financing with Ex-Im Bank support.

In 2004 and 2005 LAN ordered 12 Boeing 767-300s for delivery between 2005 and 2008. In 2004 the company structured a new syndicated facility for approximately US$250 million to finance the entire cost of the two Boeing 767-300Fs delivered in 2005 and the first Boeing 767-300ER delivered in 2006. These loans were also guaranteed by Ex-Im Bank for 85% of the total amount and had a 12-year term. In 2005 LAN also finalized two new syndicated facility to fund the purchase of nine Boeing 767-300ER/F aircraft for reception in 2006-2008. Both loans are guaranteed by Ex-Im Bank with a twelve-year term. The first facility covers 85% of the value of each of the last four deliveries of 2006, while the second one will finance 85% of each of the remaining five aircraft, scheduled for delivery in 2007 and 2008.

In 2006 the Company ordered three additional Boeing 767-300ERs aircraft for delivery in 2007 and 2008. These aircraft will be financed through a new Ex-Im Bank-syndicated facility structured in the first half of 2006. These loans will finance 85% of the purchase price of each aircraft and feature a 12-year repayment profiles. An additional facility will support pre-delivery payments for these three aircraft.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financing). This umbrella facility provided for guarantees from the English, French and German Export Credit Agencies (“ECA”). Our repayment profile for each aircraft financed under the facility was of up to 18 years. Under this financing package we incorporated into our fleet Airbus aircraft through operating leases, financial leases and tax leases. Even though this facility covered the aircraft scheduled to be delivered under our 1998/9 Airbus purchase agreements through December 31, 2006, we decided to fund the remaining 2006 deliveries with a new facility negotiated in 2006.

This new facility will finance the acquisition of 32 Airbus A320-family aircraft between 2006 and 2008. This new US$920 million facility will be similar to the previous one as we will draw separate loans in connection with the specific financing requirements of each Airbus aircraft. This facility is based on support guarantees from the English, French and German Export Credit Agencies. Under this financing package we will incorporate into our fleet Airbus aircraft through operating leases, financial leases and tax leases. The facility will cover 85% of the purchase price of each aircraft plus the associated ECA premium. The remaining 15% will be funded directly by LAN.

On June 12, 2005, we made the final payment with respect to a Boeing 767-200 aircraft we held under a capital lease. We sublease this aircraft to a third party at a market rate and recently extended this sublease until May 2007.

As of May 31, 2006, we held 48 aircraft under operating leases. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2005, aggregate future minimum lease payments required under our aircraft operating leases were US$856.3 million. Our operating leases have terms ranging from three to 12 years from the date of delivery of the aircraft. For more information, see Note 17 to our audited consolidated financial statements.

Maintenance and Safety

Maintenance

Our heavy maintenance, line maintenance and component shop capabilities are equipped to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

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

Our engineering and maintenance division is subjected to multiple recurrent external audits from aviation authorities such as the Chilean DGAC, the FAA, the European JAA, the Argentine DNA, and the Brazilian DAC. The audits were conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our engineering and maintenance division is ISO 9001-2000 certified and holds FAA and EASA Part-145 certifications.

We also rely on third parties for certain maintenance of our aircraft and engines. Lufthansa Technik provides our Airbus A320-family and A340 component support on a power-by-the-hour basis under a long term contract, which runs until 2013. International Aero Engines provides the A320 engine support on a power-by-the-hour contract, which runs for 12 years once each engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which runs until 2013. The maintenance of most of our Boeing 767 engines is provided by General Electric. Substantially all of our other engine maintenance is also provided by third parties. Our Boeing 767-components are maintained by AirFrance-KLM under a 10-year total component support contract. We are also outsourcing some heavy maintenance work to qualified stations in South America.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LAN Technical Training S.A.

Safety

We place a high priority on providing safe and reliable air service, as it is considered a fundamental asset to LAN and one of the basic pillars for the development of our company. We have uniform safety standards and safety-related training programs that cover all of our operations. Our safety area focuses on four main areas:

•	Flight Safety

•	Maintenance Safety

•	Airport and Airside Safety

•	Cargo Safety

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

The main Safety programs and procedures currently being implemented in the company are the following:

1.	Flight Operations Quality Assurance (“FOQA”): since the end of 2002, LAN has been implementing a Flight Data Monitoring program using mainly two different analysis programs (FLIDRAS and AGS), along with a similar Maintenance program (“MOQA”), which monitors the engines, flight controls and general performance of the aircraft;

2.	Mandatory Occurrence Reports (“MOR”);

3.	Confidential Reports Program (voluntary), can be sent directly to the safety area by a paper form or a digital form available in intranet with absolute confidentiality;

4.	All Safety information regarding all occurrences are entered in a dedicated software (“AVSIS”), where analysis is performed regarding their potential risks;

5.	Changes in operating processes are analyzed to evaluate and minimize risks

Finally, there is an Operational Safety Committee that meets every month and is composed of senior executives and key operational managers. The main task of this committee is to agree and empower safety actions required to reduce risk.

Since 1991, we have had no accidents involving major injury to passengers, crew or aircraft.

Fuel Supplies

The availability and cost of jet fuel have a significant impact on our results of operations. Fuel costs represented approximately 17.0%, 21.6% and 27.2% of our operating expenses 2003, 2004 and 2005, respectively. In 2005, we purchased a substantial portion of the fuel for our domestic flights in Chile and a portion of the fuel for our international flights through one-year renewable contracts with Air BP-COPEC , Exxon Mobil Aviation and Repsol YPF. We also purchase a portion of the fuel for our international flights from foreign fuel suppliers located at the destinations of those flights, at international market prices. In Peru, we purchase our fuel mainly from Repsol YPF, Exxon Mobil and Petroperu. In Ecuador, we purchase our fuel mainly from Repsol YPF. In the United States, we purchase our fuel mainly from Shell, Chevron, Air BP, CITGO (through traders) and Glencore.

Over the last few years, our fuel consumption and expenses have increased primarily as a result of increases in our operations. Fuel efficiency (measured as fuel consumption per ATK) has improved marginally in 2005 due to the utilization of newer aircraft. Fuel prices are influenced by economic and political factors and events occurring throughout the world, and this has led to significant volatility. In 2005, fuel costs increased 55.0% due to a 40.7% increase in average fuel prices for the year and 9.8% increase in consumption. We can neither control nor accurately predict fuel prices; however, we offset our price variation risk, in part, through our jet fuel hedging program and the application of a cargo fuel surcharge. For more information, see “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuation in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight).

	Year ended December 31,
	2001		2002		2003		2004		2005
Fuel consumption (thousands of gallons)		244,891.6		245,456.5		261,147.2		308,015.0		338,275.1
ATKs (millions)		4,212.5		4,281.8		4,539.2		5,256.2		5,810.8
Fuel consumption per ATK (thousands of gallons)		0.06		0.06		0.06		0.06		0.06
Total fuel costs (US$ thousands)	US$	222,402	US$	205,524	US$	259,566	US$	414,539	US$	642,696
Cost per gallon (US$)(1)	US$	0.91	US$	0.84	US$	0.99	US$	1.35	US$	1.90
Total fuel costs as a percentage of total operating costs		16.1%		14.8%		17.0%		21.6%		27.2%

(1)	Average price paid per gallon on fuel.

Ground Facilities and Services

Our main operations are based at the Arturo Merino Benítez International Airport in Santiago, Chile. We also operate from various other airports in Chile and abroad. We operate hangars, aircraft parking and other airport service facilities at the Arturo Merino Benítez International Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain two customs warehouses at the Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta, and Punta Arenas) and Argentina (Rosario) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports.

We have VIP lounges at the Arturo Merino Benítez International Airport. The 7,500 square foot Neruda lounge represented an investment of US$600,000 and has been widely acclaimed, and in 2005, Latin Trade magazine selected it as the “Best Airline Lounge” in Latin America.

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2005, LAN generated other revenues of US$135.3 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights, amounted to US$23.8 million in 2005.

LAN also provides cargo-related services such as courier, warehousing, fulfillment and customs services, through various subsidiaries. Through our subsidiary LanCourier we operate vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, LanCourier customers have real-time access to data regarding the status of their parcels. LanLogistics is a

LAN Cargo subsidiary dedicated to the development of higher-value door-to-door express cargo products and services between Latin America and the United States. LanLogistics operates through different subsidiaries and brands, such as LanBox and SkyBox for the Internet-based fulfillment services and as SkyNet for the international courier services. During 2005, our logistics and courier businesses generated revenues of approximately US$39.9 million. We also have storage and customs brokerage operations that generated revenues of approximately US$10.7 million.

During 2005, we also had revenues of US$18.8 million for ground services and US$15.6 million for duty-free in-flight sales. The balance of our operating revenues (US$26.4 million in 2005) was generated by sales to third parties by Amadeus Chile CRS (computer reservation system), aircraft maintenance services to third parties, our security services business, tour operations, and other activities.

Insurance

We carry hull insurance that includes, among other coverage, “all risk”, war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. We renew our insurance coverage yearly, and are subject to deductibles that vary depending on the type of coverage and the type of loss. Our deductibles are US$1,250 for loss or damage associated with passengers’ baggage liabilities, US$10,000 for loss or damage associated with cargo liabilities and US$1.0 million for hull “all risk” insurance for Boeing 767 and Airbus A340 aircraft. Additionally, we have hull deductible coverage to reduce the net deductible to US$100,000 per occurrence (aircraft and/or engine).

Our insurance coverage has a one-year term ending in December of each year. The aggregate cost of our insurance coverage for the 2005 calendar year was US$ 12.7 million, which represents a 13.0% decrease in insurance expenses and 19.7% decrease in average insurance rates compared to the 2004 calendar year. The annual insurance cost has been consistently reduced over the last three years, due to improved insurance market conditions as well as LAN’s excellent loss ratios.

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

Basic Infrastructure Operation

Since early 2003, we have outsourced our IT infrastructure management to EDS. This service includes the administration and support of the data centers and desktop equipment. EDS’s assistance has enabled us to:

•	increase the efficiency of our IT operations;

•	convert fixed costs into variable costs;

•	guarantee that the service standards (such as up-time and response time) required by critical processes of our business are fulfilled;

•	accelerate critical infrastructure projects while significantly reducing the resources required;

•	increase the efficiency of our personnel; and

•	focus internal IT efforts on business functions, rather than basic hardware and software issues.

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

Front End Systems

During 2002, we deployed new systems to support our sales personnel. These systems provide the employees who deal directly with our customers with additional tools to improve service, enhance customer information and increase efficiency. During 2004 and 2005, we implemented these systems at our airport counters and our call centers.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants another government the right to designate one or more of its domestic airlines to operate scheduled services between certain destinations in that country. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. We made no material payments for international routes during 2005.

Air Fare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “Antitrust Regulation” below. Airlines may file complaints before the Antitrust Commission with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. As of March 31, 2006, 64% of the domestic routes that we operate had been classified as “non-competitive” and were subject to the requirements described above.

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

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. Lan Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while our exemption authority (which includes the open skies traffic rights) was set to expire on November 26, 2005, but a renewal application was timely filed and is pending before the DOT. The exemption authority is automatically extended until such time as the DOT issues the renewal order. We plan to amend our foreign air carrier permit to include the open skies rights, which would eliminate our need to renew the exemption authority in the future.

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

Security. On November 19, 2001, Congress of the United States passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration, or TSA, which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our fleet meets these requirements.

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. Lan Airlines, LanExpress and Lan Cargo must comply with Chilean Antitrust Law that prohibits a carrier from abusing a dominant position in the market. As described above under “Route Rights—Air Fare Pricing Policy”, in October 1997, the Antitrust Commission approved a specific self-regulatory fare plan for us consistent with the Antitrust Commission’s directive to maintain a competitive environment within the domestic market and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

At the request of the Antitrust Commission, an investigating attorney was appointed to review our self-regulatory fare plan that has been in effect since 1997. The resulting report delivered to us in 2003 by the attorney was generally favourable as to our fulfilment of our obligations under the self-regulatory fare plan, and did not find any anticompetitive behaviour. While the attorney recommended that we separate our domestic cargo and domestic passenger businesses, this recommendation is neither binding on the Antitrust Commission nor on us.

On January 30, 2004, the Antitrust Commission imposed a fine of 500 Unidades Tributarias Mensuales (equal to approximately US$30,000) on each of Lan Airlines and LanExpress for minor breaches of the self-regulatory fare plan to which they are subject. The Company had argued that such breaches were mainly caused by the impossibility of maintaining the fare plan. Other entities also submitted amendment proposals. The Antitrust Court’s pronouncement on amendments to the self-regulatory fare plan took place on July 14, 2005 and is now in force and effect.

Property

Headquarters

Our main facilities are located on approximately five acres of land near Arturo Merino Benítez International Airport. The complex includes approximately 150,695 square feet of office space, 32,292 square feet of conference space and training facilities, 9,688 square feet of dining facilities and mock-up cabins used for crew instruction. In 2004, we adapted part of this building to meet our expanding training needs. This process included developing new rooms for technical instruction, in-flight and airport services.

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, where we initially occupied a total of four floors. In the first half of 2005 we added three more floors to accommodate our growth requirements.

Maintenance Base

Our 877,258-square foot maintenance base is located on a site that we own inside the grounds of Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square foot aircraft parking area capable of accommodating up to 17 short-haul aircraft. We have a five floor, 53,820 square foot office building plus a 10,000 square foot office and workshop space. This facility is certified by several civil aviation authorities, including the United States’ FAA. As such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2005, we finalized the construction of an additional hangar, as well as 75,000 square feet of aircraft parking space, for US$2.1 million. During 2006 we started a new investment plan at this facility that includes building 64,580 square feet of additional aircraft parking space, a new 15,340 square foot building for offices and maintenance shops, a new 16,680 square foot engine shop and storage facility, and additional warehousing and external work space. The plan also includes upgrading some of the current facilities, increasing parking space and building new access road. We also lease from the DGAC 193,750 square feet of space inside the Arturo Merino Benítez International Airport for operational and service purposes.

Miami Facilities

We occupy a 36.3 acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square foot corporate building, a 378,000 square foot cargo warehouse and a 783,000 square foot aircraft parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We converted 21,528 square foot of the warehouse into fully furbished offices during 2004.

Other Facilities

We own a building and 16 acres of land on the west side of Arturo Merino Benítez International Airport that houses a flight-training center. As of May 2006, this facility currently features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We rent this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business).

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

In 2004, Fast Air Almacenes de Carga S.A., or Fast Air, one of our subsidiaries, began utilizing its new import warehouse and office building at the Arturo Merino Benítez International Airport. This new 172,000 square foot building was developed in conjunction with two other operators.

We have also developed a recreational facility for our employees with Airbus’ support. The facility, denominated Parque LAN, is located near the Santiago International airport. Parque LAN includes amenities such as a gymnasium, synthetic fields for multiple uses, and swimming pools.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-3 of this annual report.

Our financial statements have been prepared in accordance with Chilean GAAP, which differs in certain respects from U.S. GAAP. A discussion of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us is described in Note 26 of our audited consolidated financial statements.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us maintain strong profitability and expand our operations during the period between 2003 and 2005.

Approximately 95% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from airport ground services, aircraft leases, logistics and courier services, on-board sales, tour services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

Between 2003 and 2005 our operating environment experienced major changes that had a mixed effect on our results. Specifically, we faced (i) strong passenger demand, (ii) major changes in cargo flows, and (iii) external cost pressures. Passenger demand grew consistently during this period as recovery from shocks experienced in previous years (such as the September 11, 2001 terrorist attacks and the recession in Argentina in 2002) was compounded by positive economic conditions on our main markets. Cargo demand changed dramatically as the strengthening of local currencies and changes in market conditions for some of our products caused significant changes in both cargo flows to and from Latin America. At the same time, competition on both passenger and cargo routes has grown gradually since mid-2003. However, changes in competitive conditions in specific markets generated opportunities for us to expand. Finally, external factors have also generated significant costs pressures. Fuel prices have risen consistently since 2002 and reached record levels in 2005. Additionally, stronger local currencies have caused costs denominated in these currencies to grow in U.S. dollar terms.

Our results for the period between 2003 and 2005 reflected the actions we have taken in recent years to expand and diversify our revenue base while maintaining an efficient cost base. Between 2003 and 2005 we have aimed to effectively respond to the opportunities and challenges presented by these opportunities. This process included expanding our domestic passenger operations in Peru and supporting the launch of LanArgentina. As a consequence, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. On the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented fuel prices and start-up losses at LanArgentina. As a consequence, net income amounted to US$83.6 million in 2003, US$163.6 million in 2004 and US$146.6 million in 2005.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competition activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last three years driven by positive economic performance in Latin America. Economic growth and improved customer confidence have led to a recovery in both business and leisure traffic to and from Latin America. The appreciation of local currencies versus the U.S. dollars also stimulated international traffic and had a positive impact over Chilean domestic yields in dollar terms. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2003 and 2005.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. Between 2003 and 2005, new competition entered the Chilean domestic market and our total domestic traffic and market share were adversely affected. On the contrary, competition weakened significantly in the Peruvian domestic market during this period. On our international routes, competition gradually increased as both incumbent and new competitors expanded their operations.

Overall, market conditions on the passenger business provided us with opportunities to advance on our strategic development plans and expand our operations. We addressed these by taking advantage of our business model, efficient operations, continued customer focus, and flexible capacity management. Additionally, our integrated business model and the efficiency of our operations enabled us to sustain our operations even as we faced weak demand or low pricing. Customer focus has provided with a key tool to address competitive challenges as well as to successfully enter new markets.

We also took advantage of our flexibility to adapt capacity quickly in response to demand shocks or market opportunities. We actively manage our capacity by transferring capacity between routes or adding new aircraft when necessary. This enabled us to rapidly respond by adding capacity in the Peruvian domestic market during 2004 and supporting the launch of LanArgentina’s domestic operations in 2005.

These opportunistic actions fit in with our long-term development strategy which is aimed at consolidating LAN as the preferred carrier in the Southern Cone. This plan incorporates development of domestic, regional and intercontinental routes in the market we serve. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to operations to the South Pacific and Europe, as well to specific regional routes. We also shifted capacity among our routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to our itinerary were also implemented in order to improve connectivity between our operations and those of our partners

We have also advanced on our plan to enhance our regional network by selectively adding new destinations and launching new routes. Beginning in 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogota, Caracas, Guayaquil, Quito, Buenos Aires and Santiago de Chile. We plan to continue growing our operation in Lima by increasing the number of flights we operate on these routes and also by adding new destinations.

Our domestic operations have also grown between 2003 and 2005. The most significant developments have occurred in Peru and Argentina. In Peru, during 2004 we acted to leverage competitive opportunities and significantly increased our market share. In 2005, LanArgentina initiated domestic services in Argentina with service to three cities. By the end of the year, LanArgentina was operating to seven destinations in Argentina.

Cargo Business

Our cargo business depends on exports from and imports to South America and is, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). The relative size of inbound and outbound flows to a particular market or route is a key element in cargo operations as the unidirectional nature of freight flows requires airlines to create routes that combine origin-destination pairs that feature complementary freight flows. During the past three years, changes in these conditions have led to major fluctuations in cargo flows to and from Latin America, therefore requiring continuous route and capacity adjustments.

During the period between 2003 and 2005, the Latin American economic environment underwent significant changes. The appreciation of local currencies such as the Brazilian Real and the Chilean Peso had a significant impact over cargo flows. In the initial stages of this period, local currencies were weak versus the U.S. dollar due to the depreciation they had suffered at the beginning of the current decade. Weak local currencies had led to an export boom and generated a significant imbalance between exports and imports, with the former exceeding the latter. This caused a decline in traffic and created downward pressure on the rates we charge for carrying cargo from the U.S. to Latin America. We faced increased competition during this period, which reduced yields even further and impacted our market share.

Since the second half of 2003, southbound demand recovered due to the improvement in economic conditions in Latin America and the appreciation of currencies such as the Brazilian real and the Chilean Peso. These changes led to improved import traffic into the region during 2004 and helped to balance out import and export traffic flows. Additionally, several cargo airlines reduced their operations in the region in late 2003, leading to a temporary improvement in competitive conditions until several competitors also increased capacity during the second half of 2004.

Continued economic strength and further appreciation of local currencies led to another imbalance in 2005 as imports began to exceed exports. While high oil prices generated upward pressure in yields on both directions, excess demand on southbound routes caused southbound fares to rise more on relative terms. Competition continued to increase during 2005, although high oil prices limited the industry’s capacity growth since high levels of efficiency were required to maintain profitability.

We responded to these changing conditions in several ways. We closely monitored demand and redesigned our freighter itineraries accordingly. The flexibility of our freighter operations enabled us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. For instance we increased the number of trips we performed to and from the Atlantic coast of South America during 2003 and 2004 as exports boomed, but as they decelerated we swiftly added stopovers in export-heavy markets in the Pacific to the northbound trips. We adjusted our capacity through the return of wet-leased freighter aircraft in order to avoid idle capacity during periods of low demand. We also utilized the new Boeing 767 freighters we incorporated in 2005 to replace less efficient wet-leased aircraft. Our expanded route network led to increased diversification and helped us, by allowing us to shift capacity across routes, to partially compensate for reductions in traffic to specific markets. Our cost-effective operations and operating network also gave us a competitive advantage that allowed us to increase market share as other competitors reduced the scale of their operations. Overall, these adjustments enabled us to successfully deal with a complicated environment and ultimately led to an improved market position.

Cost Structure

Cost controls were critical to maintaining our profitability over the period from 2003 to 2005, especially as we faced increased fuel prices. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs, and exchange rates.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices and exchange rates. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. Additionally, the incorporation of newer aircraft has enabled us to gradually reduce fuel burn. Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in pesos, appreciation of the peso against the dollar can result in increased costs in dollar terms and can negatively affect our results. However, this cost pressure is mitigated by the partial natural hedge between our total operating revenues and expenses.

Commissions to travel and cargo agents also compose a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. The amount of commissions we pay agents per sale is in most cases adjusted to match industry standards.

Fleet related expenses, basically aircraft rentals and depreciation, are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates.

Fuel prices rose consistently between 2003 and 2005 generating significant cost pressure. Average prices between 2003 and 2005 increased 88% and led to approximately US$301 million additional expenses during the period. As a consequence, higher fuel cost accounted for almost three-fourths of the 22.2% rise in cost per ATK (a key industry metric) between 2003 and 2005. Please refer to “GAAP/Non-GAAP Reconciliation” for further details regarding Cost per ATK.

Fuel price-normalized cost-per ATK increased 5.6% between 2003 and 2005 (using 2003’s average fuel price as a benchmark). The main causes for this were personnel growth, traffic and revenue growth outpacing capacity growth, and a stronger Chilean Peso. Specifically, the expansion of our operations required the anticipated incorporation and training of new personnel. These increases in headcount, combined with the appreciation of the Chilean peso since the second half of 2003, drove increases in wages and benefits and training costs in excess of capacity growth. Additionally, during the second half of 2005 we incurred in additional personnel and training expenses due to the set-up of LanArgentina. Commissions, distribution costs, and passenger services were similarly impacted by revenue and traffic growth.

Despite these challenges, our cost structure remained highly competitive due to careful cost management and more efficient asset utilization. For example, we were able to partially offset these cost increases by negotiating important reductions in aircraft leasing costs and increasing our aircraft utilization rates.

We took advantage of market conditions to renegotiate several aircraft lease contracts. The resulting amendments to the lease agreements led to two main sources of cost reductions: (a) a reduction in the lease rates; and (b) an adjustment in maintenance provisions due to lower required return maintenance conditions and extended redelivery dates of the leased aircrafts. Reduction in aircraft rents as a result of the amendments totaled US$10 million in 2003, approximately US$10 million in 2004 and US$5 million in 2005. As a result of the change in the required return conditions of the leased aircraft upon the expiration of their lease term and the extension of the lease term, we adjusted our maintenance provisions by approximately US$5 million in 2003. Further negotiations led to a US$1.9 million adjustment in maintenance provisions for 2004. In 2005 we further reduced our fleet-related expenses by replacing wet-leased aircraft with new Boeing 767-300 freighters.

Higher aircraft utilization has been another source of improved efficiency. In 2003 and 2004, our long-haul passenger and cargo aircraft were used, on average, more than 15 hours per day. Our utilization strategy in 2005 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency.

We have also worked consistently to improve our cost structure. These process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and enabled us to reduce passenger service expenses.

Outlook

Our long-term strategy is aimed at consolidating LAN as the main passenger and cargo airline in South America. We will continue to expand our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. We expect our new brand and a continuous effort to improve service standards to drive increased customer preference; ultimately leading to strong market shares in the markets we serve. Our product and service design is aimed at providing passengers and cargo customers with differentiated offerings that provide valuable solutions to the needs of each of our customer types. We also aim to have products and services that evolve together with changes in technology, market conditions and competitive actions. We plan to maintain a highly competitive cost structure by leveraging our cost-conscious culture, incorporating new technologies and practices, and by identifying and implementing adequate cost-reduction initiatives. We believe a focus on flexibility will enable us to adequately react to changing market conditions. Finally, a healthy financial structure will allow us to effectively fund our growth, enhance our strategic development and reinforce our customer appeal.

For the short term, our results will be mainly determined by the expansion of our current network, the evolution of our market share in our main markets, success in the entrance to new markets, implementation of new efficiency-related programs, and fuel price levels. We plan to increase frequencies on long-haul flights out of Chile, Peru and Ecuador, and eventually add new destinations in the United States and Europe. We also plan to reinforce our regional network through the addition of new frequencies on our current routes and the addition of new destinations. These efforts will be supported by the growth of our newest venture, Lan Argentina, which initiated service in June 2005. We plan to grow domestic operations in Argentina through the increase in frequencies on our current routes and through the addition of new destinations. We also plan to launch international flights out of Argentina to destinations in South and North America. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in Asian markets. Competitive activity in key markets increased gradually during 2005, and we expect it to continue doing so in the future. However, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus, a competitive cost base. We are also working on increasing efficiency by streamlining our support processes, reducing commercial costs, and by implementing a refined business model on short-haul operations. Further enhancements should arise from economies of scale, especially on Lan Argentina. Our financial performance will also be highly dependent on the evolution of jet fuel prices, which have risen significantly in recent months and have led to a sharp rise in our fuel expenditures. Although we have devised and implemented a number of strategies to mitigate this impact, including financial hedging and the use of fuel surcharges, it is impossible for us to predict if we will be able to fully protect ourselves against an increase in fuel costs. Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and enhance our distinct cost performance.

Operating Results

The following table sets forth certain income statement data for LAN Airlines.

	In US$ millions			As a percentage of total revenues			% change
	2003	2004	2005	2003	2004	2005	04/03	05/04
Operating revenues:
Passenger	$918.4	$1,169.0	$1,460.6	56.0%	55.9%	58.3%	27.3%	24.9%
Cargo	602.0	799.7	910.5	36.7	38.2	36.3	32.8	13.9
Other	118.4	124.2	135.3	7.2	5.9	5.4	4.9	8.9

Total operating revenues	1,638.8	2,092.9	2,506.4	100.0	100.0	100.0	27.7	19.8
Operating expenses:
Wages and benefits	240.9	292.8	371.6	14.7	14.0	14.8	21.5	26.9
Aircraft fuel	259.6	414.5	642.7	15.8	19.8	25.6	59.7	55.0
Commissions to agents	224.0	291.7	345.4	13.7	13.9	13.8	30.2	18.4
Depreciation and amortization	72.6	77.4	80.5	4.4	3.7	3.2	6.6	3.9
Other rentals and landing fees	258.5	287.8	301.5	15.8	13.8	12.0	11.4	4.8
Passenger services	36.2	45.0	53.2	2.2	2.1	2.1	24.3	18.2
Aircraft rentals	139.1	132.4	148.2	8.5	6.3	5.9	(4.8)	11.9
Aircraft maintenance	97.9	120.8	132.2	6.0	5.8	5.3	23.5	9.4
Other operating expenses	198.3	258.3	289.5	12.1	12.3	11.6	30.3	12.1

Total operating expenses	1,527.1	1,920.8	2,364.7	93.2	91.8	94.3	25.8	23.1

Operating income	111.7	172.1	141.6	6.8	8.2	5.6	54.0	-17.7
Other expense:
Interest income	6.3	10.8	12.4	0.4	0.5	0.5	72.5	14.7
Interest expense	(39.4)	(36.5)	(39.2)	(2.4)	(1.7)	(1.6)	(7.3)	7.5
Miscellaneous-net	24.1	45.2	58.2	1.5	2.2	2.3	87.2	28.9

Total other expense	(9.0)	19.5	31.5	(0.5)	0.9	1.3	(318.2)	61.1
Income before minority interest	102.8	191.6	173.1	6.3	9.2	6.9	86.5	(9.7)
Minority interest	(0.9)	0.2	1.8	(0.1)	0.0	0.1	(124.4)	727.4

Income before income taxes	101.9	191.8	174.6	6.2	9.2	7.0	88.3	(8.9)
Income taxes	(18.3)	(28.3)	(28.3)	(1.1)	(1.4)	(1.1)	54.3	(0.1)

Net income	$83.6	$163.6	$146.6	5.1%	7.8%	5.8	95.7%	(10.4)%

2005 Compared with 2004

Net Income

Our net income decreased 10.4% from US$163.6 million in 2004 to US$146.6 million in 2005. This decrease is mainly due to a 17.7% decrease in operating income as compared to 2004 and 61.1% increase in non-operating income.

Operating income decreased to US$141.6 million from US$172.1 million as a 23.1% increase in operating expenses outpaced a 19.8% growth in operating revenues. Revenue growth reflected an improvement in demand in the passenger business, higher import routes into South America in the cargo side, moderate competitive activity and a strong market position, the entrance into new markets, and the expansion of our route network. Operating costs grew due to capacity growth, sales growth, high fuel prices and to the start-up costs related to the launch of LanArgentina.

In 2005 we recorded a US$31.5 million non-operating gain compared to a US$19.5 million non-operating gain in 2004. This improvement reflected mainly higher gains on the miscellaneous item (as explained under “Non Operating Income (Expense)”), especially due to increased fuel hedging profits. Finally, income tax expense remained nearly flat at US$28.3 million in 2005 compared to 2004 as lower taxable income was offset by a higher effective tax rate.

Operating Revenues

Operating revenues in 2005 totaled US$2,506.4 million, a 19.8% increase over operating revenues of US$2,092.9 million in 2004.

Our consolidated passenger revenues grew 24.9% to US$1,460.6 million in 2005 from US$1,169.0 million in 2004, due to a 15.6% increase in passenger traffic and a 8.0% improvement in yield (from US¢7.73 to US¢8.35). Passenger traffic (as measured in RPKs) increased primarily because of improved demand in key points of sales, expansion on long-haul and regional routes, consolidation in the Peruvian domestic market and expansion into the Argentine domestic market (both of which are classified as international operations). Passenger yields improved as a result of higher average fares due to improved segmentation, the positive impact of a stronger Chilean peso on fares denominated in Chilean pesos, shorter average trip lengths (shorter trips have higher revenues per passenger-kilometer) and fuel-related fare increases.

Domestic passenger revenues in Chile, which accounted for 20.0% of our total passenger revenues in 2005 and 21.3% in 2004, increased 17.2% to US$292.2 million in 2005 from US$249.4 million in 2004. Domestic passenger traffic (as measured in RPKs) decreased 1.9%, while passenger capacity (as measured in ASKs) decreased 2.6%, resulting in a 0.5 percentage point rise in load factor from 66.6% in 2004 to 67.1% in 2005. Domestic passenger yield improved 19.4% from US¢9.95 in 2004 to US¢11.89 in 2005, driven mainly by an average appreciation of 8.7% of the Chilean Peso.

International passenger revenues, which accounted for 80.0% in 2005 and for 78.7% of passenger revenues in 2004, increased 27.0% to US$1,168.4 million in 2005 from US$919.7 million in 2004. International passenger traffic (as measured in RPKs) increased 19.1%, while passenger capacity (as measured in ASKs) increased 15.2% in 2005, resulting in a 2.5 percentage point improvement in load factor from 72.6% in 2004 to 75.1% in 2005. Total international passenger yield (based on RPKs) increased 6.7% to US¢7.77 in 2005 from US¢7.29 in 2004, driven by improved segmentation, fuel-price related fare increases and a reduction in average trip lengths (shorter trips have higher revenues per passenger-kilometer).

Cargo revenues grew 13.9%, to US$910.5 million in 2005 from US$799.7 million in 2004, as traffic increased 5.9% and yield increased 7.5% to US¢38.06 from US¢35.39. International cargo revenues accounted for nearly 97% of total cargo revenues. Cargo traffic increased mainly due the growth of imports into Latin America and the launch of new routes. Cargo traffic growth decelerated during the year mainly due to the weakening of export traffic out of South America. Cargo yields increased mainly due the application of fuel cost pass-through mechanisms.

Other revenues rose 8.9% to US$135.3 million in 2005 from US$124.2 million in 2004 as increased revenues from courier, logistics, warehousing on-board sales, and ground servicing activities were partially offset lower by lower aircraft leasing revenues.

Operating Expenses

Operating expenses in 2005 totaled US$2,364.7 million, a 23.1% increase over 2004’s operating expenses of US$1,920.8 million. System capacity, measured in system ATKs, increased 10.6% between 2004 and 2005. Excluding the impact of higher fuel prices, which resulted in US$187.4 million of additional expenses compared to 2004, operating costs increased 13.4%. Unit costs (measured as operating costs and interest expenses minus other revenues, per ATK) increased 12.0% in 2005. Excluding the impact of higher fuel prices, unit costs grew 2.7%. As a percentage of total operating revenues, consolidated operating expenses increased from 91.8% in 2004 to 94.3% in 2005.

Wages and benefits expenses grew 26.9% to US$371.6 million in 2005 from US$292.8 million in 2004, mainly due to the higher costs in dollar terms caused mainly by the effect of a stronger Chilean peso on wages denominated in Chilean pesos and increases in headcount related to the expansion of our operations.

Aircraft fuel expenses in 2005 totaled US$642.7 million, a 55.0% increase over 2004’s aircraft fuel expenses of US$414.5 million. Fuel expenses rose due to a 41.2% increase in average fuel prices and a 9.8% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities are classified as a non-operating item.

Commissions to agents (related to both passenger and cargo sales) increased 18.4% to US$345.4 million in 2005 from US$291.7 million in 2004, primarily due to a 20.4% increase in traffic revenues. As a percentage of traffic revenues (passenger and cargo), commissions to agents fell 0.2 percentage points from 14.8% to 14.6%. This decrease is mainly related to lower average passenger commissions and to a rise in the relative weight of passenger revenues compared to cargo revenues (average cargo commissions are higher than passenger commissions). Specifically, the weight of passenger revenues on total revenues increased from 55.9% to 58.3%.

Depreciation and amortization expenses increased 3.9% to US$80.5 million in 2005 from US$77.4 million in 2004. Depreciation and amortization increased mainly due to the incorporation of two new Boeing 767 freighters and two new Airbus A319 aircraft. For further information on depreciation policies, refer to “Critical Accounting Policies” below, and Note 2 of our Financial Statements.

Other rental and landing fees increased 4.8% to US$301.5 million in 2005 from US$287.8 million in 2004. This increase resulted as the impact of increased operations on both landing fees and ground-handling expenses was partially offset by a reduction in ACMI leases and lower insurance expenses.

Passenger service expenses totaled US$53.2 million in 2005 and US$45.0 million in 2004. This represented a 18.2% increase as a 21.1% increase in the number of passengers transported was partially mitigated by efficiency gains due to changes in short-haul standards in the fourth quarter.

Aircraft rental expenses increased 11.9%, to US$148.2 million in 2005 from US$132.4 million in 2004 primarily because of the incorporation of additional Boeing 767, Airbus A320 and Boeing 737 aircraft in 2005 and the full year effect of Boeing 767 and Airbus A319 aircraft incorporated in 2004.

Aircraft maintenance expenses increased 9.4%, from US$120.8 million in 2004 to US$132.2 million in 2005. Excluding a one-time US$1.9 million reduction in provisions recorded during the first half of 2004, maintenance expenses rose 7.7% as the effect of capacity growth has been partially offset by efficiency gains arising from the renegotiation of third-party maintenance contracts.

Other operating expenses increased 12.1% to US$289.5 million in 2005 from US$258.3 million in 2004. Other operating expenses include sales-related expenses, training, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased in 2005 due to increases in booking expenses, cost of goods sold on-board, and higher sales-related costs and taxes.

Operating Income

Operating income decreased 17.7%, to US$141.6 million in 2005 from US$172.1 million in 2004. Operating margins decreased 2.6 percentage points from 8.2% in 2004 to 5.7% in 2005 as a 23.1% increase in total operating expenses outpaced a 19.8% increase in operating revenues. For the full year, revenues per ATK (passengers and cargo) grew 8.9% (from US¢37.45 to US¢40.80), as costs per ATK increased 12.0% (from US¢34.67 to US¢38.83).

Non-Operating Income (Expense)

Net non-operating income improved from a US$19.5 million gain in 2004 to a US$31.5 million gain in 2005. Interest income increased 14.7% to US$12.4 million from US$10.8 million due to higher average cash balances and higher interest rates. Interest expenses increased 7.5% to US$39.2 million in 2005 from US$36.5 million in 2004 due to an increase in average debt and higher average interest rates. Miscellaneous gains increased 28.9% to US$58.2 million in 2005 from US$45.2 million in 2004 due to an improved fuel hedging gain (to US$51.5 million in 2005 from US$46.5 million in 2004) and an improved foreign exchange gain (US$6.0 million in 2005 compared to US$2.4 million in 2004).

Income Taxes

Income tax expense was stable between 2004 and 2005 at US$28.3 million as the impact of lower pre-tax income was offset by a rise in the average tax rate, from 14.8% in 2004 to 16.2% in 2005. The increase in the average tax rate was caused mainly by the US$5.7 million one-time reduction in tax expenses recorded in 2004. For more information, see “2004 Compared with 2003” below. Excluding this adjustment, tax expenses decreased 16.3% from US$33.8 in 2004 to US$28.3 in 2005, due to lower pre-tax income and a 1.5 point reduction in the average tax rate. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 13 to our audited consolidated financial statements.

2004 Compared with 2003

Net Income

Our net income increased 95.7% from US$83.6 million in 2003 to US$163.6 million in 2004. This increase was mainly due to a 54.0% improvement in operating income as compared to 2003 and the reversion from a non-operating loss in 2003 to a non-operating gain in 2004. Operating income improved as a 27.7% increase in operating revenues outpaced a 25.8% growth in operating expenses. Revenue growth reflected an improvement in demand from very low levels in both the passenger and cargo businesses, moderate competitive activity, a strong market position and the expansion of our route network. Operating costs grew in response to capacity growth, sales growth, and high fuel prices. Higher fuel prices, which rose significantly during the year, accounted for approximately US$108.9 million in additional expenses compared to 2003.

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

Operating Expenses

Operating expenses in 2004 totaled US$1,920.8 million, a 25.8% increase over 2003’s operating expenses of US$1,527.1 million. System capacity increased 15.8% between 2003 and 2004. Excluding the impact of higher fuel prices, which resulted in US$108.9 million of additional expenses compared to 2003, operating costs increased 18.7%. Unit costs (measured as operating costs and capital expenses minus other revenues, per ATK) increased 9.1% in 2004. Excluding the impact of higher fuel prices, unit costs grew 2.9%. As a percentage of total operating revenues, consolidated operating expenses fell from 93.2% to 91.8%.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (approximately 80% in 2005) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (approximately 73% in 2005) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (approximately 94% as of December 31, 2005), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2005, approximately 93% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$12.1 million in 2003, a net foreign exchange gain of US$2.4 million in 2004, and a net foreign exchange gain of US$6.0 million in 2005, which are set forth in our income statement under “Other Income (Expense)”. For more information, see Notes 2(e) and 20 to our audited consolidated financial statements. Our exchange gains in 2003, 2004 and 2005 were mainly associated with the appreciation of Latin American currencies, primarily that of the Chilean peso against the U.S. dollar.

GAAP/Non-GAAP Reconciliation

We use “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our “total costs” by our total ATKs. “Total costs” are calculated by starting with operating costs as defined under Chilean GAAP and making certain adjustments for interest costs and other revenues. This costs component is further adjusted to obtain “costs per ATKs excluding fuel price variations”, in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. They are not Chilean GAAP-based measures of performance or liquidity. These metrics should not be considered in isolation, or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity. The table below reconciles operating costs as defined by Chilean GAAP to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations”.

	2003	2004	2005
Cost per ATK
Operating cost (US$ thousands)	1,527,083	1,920,845	2,364,717
+ Interest expenses (US$ thousands)	39,350	36,459	39,191
- Interest income (US$ thousands)	6,277	10,830	12,426
- Other revenues (US$ thousands)	118,392	124,240	135,316

ATK operating costs	1,441,764	1,822,234	2,256,166

Divided by systems ATKs (thousands)	4,539,164	5,256,207	5,810,830
= Cost per ATK (US$ cents)	31.76	34.67	38.83
Cost per ATK excluding fuel price variations
Cost per ATK (US$ cents)	1,441,764	1,822,234	2,256,166
- Actual fuel expenses (US$ thousands)	259,566	414,539	642,696
+ (Gallons consumed) times (previous year’s fuel price)	218,662	310,755	455,265

ATK operating costs excluding fuel price variations	1,400,862	1,718,450	2,068,735

Divided by systems ATKs (thousands)	4,539,164	5,256,207	5,810,830
= Cost per ATK excluding fuel price variations (US$ cents)	30.86	32.69	35.60

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

Effective January 2006, the Company decided to change the method of accounting for heavy aircraft and engine maintenance costs related to its owned aircraft. Under the new method, these costs incurred will be capitalized and amortized to the next overhaul while all other minor maintenance costs will be expensed as incurred. The cumulative effect of this change on net income for the year 2006 is an increase in non-operating income of approximately US$ 40.3 million. This change in accounting principle will be applied prospectively. For further information, see Note 25 to our Audited Financial Statements.

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

Our cash and cash equivalents totaled US$111.3 million as of December 31, 2005, US$216.9 million as of December 31, 2004, and US$157.8 million as of December 31, 2003. Additionally, we held US$48.0 million as of December 31, 2005; US$87.8 million as of December 31, 2004; and, US$61.2 million as of December 31, 2003, in marketable securities not considered to be cash equivalents under Chilean GAAP, which consisted mainly of bonds. In 2003, 2004 and 2005 we were able to invest a portion of our cash balance in such items. We hold significantly all of our cash and cash equivalents in U.S. dollars or U.S. dollar-based instruments. We generally only hold cash and cash equivalents in currencies other than dollars to fulfill short-term obligations that are denominated in local currencies. The decrease in our cash and cash equivalents in 2005 as compared to 2004, was primarily due to a higher amount in pre-delivery payments and acquisitions of property.

At December 31, 2005, we had a working capital deficit (that is, our current liabilities exceeded our current assets) of US$105.2 million. However, as of December 31, 2004, we had a working capital surplus (that is, our current assets exceeded our current liabilities) of US$70.3 million. Our working capital deficit in 2005 was mainly related to our air traffic liability and accounts payable. Our air traffic liability refers to tickets that we have sold but which have not yet been used for travel. We recognize the price paid for the ticket as revenue when the tickets are flown. Except in the case of refunds, most of our air traffic liability will not result in cash outflows. Both liabilities arise in our ordinary course of business and, although they fluctuate mainly due to seasonality factors, they are generally proportional to our revenues. We believe this kind of working capital deficit presents no major constraint to our operations or growth strategy.

Net cash inflows from operating activities were US$276.9 million in 2005, US$346.8 million in 2004, and US$235.7 million in 2003, and are derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of operating our airline. Net cash inflows decreased for 2005 mainly due to additional expenses generated by higher jet fuel prices.

Net cash used in investing activities was US$560.4 million in 2005, US$152.9 million in 2004, and US$120.4 million in 2003. Cash capital expenditures were US$592.4 million in 2005, US$126.9 million in 2004, and US$64.8 million in 2003, mainly reflecting the acquisitions of property and equipment. Our capital expenditures for 2005 were composed primarily of cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet between 2006 and 2008, and the acquisition of two Airbus 319 passenger aircraft and two Boeing 767 freighter aircraft. Net cash used in investing activities in 2005 also included US$39.0 million in investments of financial instruments, consisting primarily of marketable securities. Our capital expenditures for 2004 were composed primarily of cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2005 and 2006, the acquisition of aircraft spare parts and spare engines, and IT hardware and software. Net cash used in investing activities in 2004 also included US$76.8 million in investments of financial instruments, primarily marketable securities. The capital expenditures for 2003 included the purchase of spare aircraft engines and the acquisition of new office space in Santiago. For more information about current and future capital expenditures, see “Capital Expenditures” below. The difference between net cash used in investing activities and cash capital expenditures during 2004 and 2005 relates mainly to the investment in and sale of financial instruments.

Net cash inflows from financing activities was US$177.9 million in 2005, compared to net cash used in financing activities of US$134.8 million in 2004 and US$117.1 million in 2003. In 2005, our main uses of cash were US$35.5 million in loan payments and dividends payments for a total of US$43.5 million. In 2004, our main uses were US$43.7 million in loan payments and dividends payments for a total of US$81.6 million. Our main cash uses in 2003 were US$75.2 million in loan payments and the distribution of US$49.1 million in dividends. Net cash inflows from financing activities increased mainly due to a higher amount in the loans obtained.

We have generally been able to arrange for short-term loans with local Chilean banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2005 we held US$11.7 million in short-term loans with an Argentine financial institution to support the launch of LanArgentina. Should we need access to short-term loans in the future, we believe that we could obtain them based on our well-established relationships with various lenders. As of December 31, 2005, we maintained approximately US$243.1 million in short-term credit lines with both local and foreign banks, and as of December 31, 2004, we maintained approximately US$159.0 million in short-term credit lines with both local and foreign banks.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2005 we have financed the acquisition of three Boeing 767-300ER passenger aircraft and seven Boeing 767-300F freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either 12 or 15 years. The Ex-Im guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans. Our Ex-Im supported financings amortize on a quarterly basis, are denominated in U.S. dollars and while some have fixed interest rates, others bear interest at a floating rate linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under these loans into fixed rate debt. During 2004, LAN sold its stakes in the entities borrowing some of these loans and they were therefore reclassified as financial leases. At December 31, 2005, the total amount outstanding under our Ex-Im Bank-supported financings totaled approximately US$589 million. We have also arranged additional syndicated loans to support the acquisition of 11 Boeing 767-300ER and two Boeing 767-300F aircraft to be delivered between 2006 and 2008. We plan to finance 85% of the net purchase price of these aircraft with Ex-Im Bank-supported loans and to use internal funds to pay for the remaining 15% of the net purchase price (except for the first delivery of 2006, which occurred in May and for which the aforementioned 15% was funded through a commercial loan). See “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates” under Item 11 for more information.

In 2000, in order to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrow in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financings). This umbrella facility provides for guarantees from the English, French and German Export Credit Agencies and contains customary terms for the industry, including standard events of default. Loans under the facility are denominated in U.S. dollars and bear interest at floating rates linked to LIBOR. The majority of these loans have been converted into fixed rate loans through interest rate swaps. As of December 31, 2005, we had drawn approximately US$937 million under the facility. Some of the loans drawn under the facility mature 12 years from the delivery date of the corresponding aircraft and others have longer repayment periods, maturing 18 years after the initial drawdown. In connection with the facility, we have incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. This financing facility covered the aircraft that we were scheduled to acquire through December 31, 2006 pursuant to the purchase agreements signed with Airbus in 1998 and 1999. However, we terminated this facility in late 2005 as we decided to negotiate a new facility to support the 32 Airbus A320-familiy aircraft we are to receive between 2006 and 2008 pursuant to our previous orders and the new purchase agreement we signed in 2005. This new facility was arranged in early 2006 and is expected to be provided with guarantees from the English, French and German Export Credit Agencies for 85% of the net purchase price of each aircraft. The remaining 15% of the net purchase price will be funded internally.

Our total long-term debt (including capital leases) at December 31, 2005 was US$770.1 million compared to US$582.4 million in 2004. The increase in long-term debt during 2005 relates mainly to the incorporation of debt-financed fixed assets. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2005, we had 45 aircraft under operating leases, and we had minimum lease payment obligations of US$856.0 million compared to US$874.3 million as of December 31, 2004. Minimum lease payment obligations decreased as the effect of the incorporation of new aircraft under lease agreements and the extension of several lease contracts was offset by the consumption of one year of lease-payments. At December 31, 2005, we also had purchase obligations for 20 Airbus A318s, eight Airbus A319s, four Airbus A320s, two Airbus A340 aircraft, nine Boeing 767-300ER and one Boeing 767-300F aircraft amounting to a combined total of approximately US$2,019.5 million. As of May 31, 2006, we had taken delivery of one of the Boeing 767-300ER and had ordered three additional Boeing 767-300ER aircraft.

The average interest rate of our long-term debt was 5.1% as of December 31, 2005. Approximately 87.5% of our debt effectively accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. However, as of December 31, 2005 floating interest rates under the portion of our long-term debt that is subject to the interest rate caps had not reached their capped levels. Giving effect to the caps, as of December 31, 2005 the highest possible average interest rate that the 87.5% of our long-term debt could be subject to was 5.1%.

We have a BBB- credit rating from Fitch. This investment grade credit rating was affirmed in March 2006 and Fitch has assigned it a positive outlook.

The following table sets forth our material expected obligations and commitments as of December 31, 2005.

	Payments due by period, as of December 31, 2005
	(in US$ millions)
	Total	2006	2007	2008	2009	2010	Thereafter
Principal debt payments	$575.1	$53.1	$58.8	$53.0	$54.5	$57.2	$298.5
Interest debt payments	239.1	41.1	37.8	33.6	29.1	24.5	73.0
Capital leases(1)	221.9	40.1	41.8	43.0	43.8	33.5	19.7
Operating leases(2)	856.0	150.6	139.1	120.1	101.0	91.3	253.9
Purchase obligations	2,019.5	662.4	433.2	923.9	—	—	—

Total	$3,911.6	$947.3	$710.7	$1,173.6	$228.4	$206.5	$645.1

(1)	Includes interests

(2)	Includes aircraft leases and other non-cancelable leases

Capital Expenditures

Over the last three years our cash capital expenditures were US$64.8 million in 2003, and US$126.9 million in 2004, and US$592.4 million in 2005 mainly reflecting our acquisition of aircraft and aircraft-related equipment, IT equipment and support infrastructure, and the funding of pre-delivery deposits.

The following chart sets forth our estimate, as of December 31, 2005, of our future capital expenditures for 2006, 2007 and 2008:

	Expenditures by year, as of December 31, 2005
	(in US$ millions)
	2006	2007	2008
Expenditures on aircraft	$662	$433	$924
Other expenditures(1)	140	115	125

Total	$802	$548	$1,049

(1)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The addition of three additional Boeing 767-300 passenger aircraft to our order book (for delivery in 2007 and 2008) together with the reprogrammed delivery of two A320 for 2007, originally planned for 2008, caused our expected capital expenditures on aircraft to increase compared to the amounts stated on the previous table. As of May 31, 2006, our planned capital expenditures amount US$802 million for 2006, US$702 million for 2007 and US$1,134 million for 2008.

We expect that cash generated from operations, short-term credit-lines and the long-term syndicated loans already negotiated with various banks will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

Credit Card Receivables Securitization

We have raised a total of US$100.0 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services in the United States through American Express, Diner’s Club, Discover, Visa and MasterCard to Pelican Finance Ltd. (“Pelican”). In the first transaction, completed in March 1999, we sold US$60.0 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. This transaction had a term of seven years and our sale of these receivables authorized Pelican to collect payments on them until March 2006. Final payment for this transaction was due in June 2006. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40.0 million. This transaction had a term of seven years, with a four year grace period on principal payments. Our sale of these receivables authorizes Pelican to collect payments on them until the earlier of the date the notes issued by Pelican are fully redeemed and August 2009.

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

Differences between Chilean GAAP and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 26 to our audited consolidated financial statements for a discussion of these differences and their effect on our results of operations.

Our net income determined under U.S. GAAP would have been US$155.0 million in 2005, US$160.7 million in 2004, and US$88.8 million in 2003 as compared with net income under Chilean GAAP of US$146.6 million in 2005, US$163.6 million in 2004, and US$83.6 million in 2003. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment of expenses for amortization of goodwill, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, the ineffectiveness of certain derivative instruments resulting in additional adjustments under Chilean GAAP; and, certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP.

Shareholders’ equity determined under U.S. GAAP would have been US$493.3 million at December 31, 2005; US$415.6 million at December 31, 2004; and, US$323.5 million at December 31, 2003 as compared with shareholders’ equity under Chilean GAAP of US$502.7 million at December 31, 2005; US$434.6 million at December 31, 2004; and, US$352.6 million at December 31, 2003 principally due to differences in purchase accounting adjustments, adjustments for the provision for deferred income taxes, and goodwill amortization.

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

The current board of directors was elected at the annual shareholders’ meeting held in April 2006. Its term expires in April 2008. The following are LAN Airlines’ directors and senior management as of May 31, 2006:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director
Ramón Eblen Kadis(3)	Director
Bernardo Fontaine Talavera	Director
Andrés Navarro Haeussler	Director
Sebastián Piñera Echenique(4)	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Ignacio Cueto Plaza(2)	President and Chief Operating Officer
Luis Ernesto Videla Berguecio	Senior Vice President, Strategic Development
Alejandro de la Fuente Goic	Chief Financial Officer
Armando Valdivieso Montes	Chief Executive Officer-Passenger
Cristián Ureta Larraín	Chief Executive Officer-Cargo
Carlos Prado Cánepa	Senior Vice President, Corporate Investment
Marco Jofré Marín	Senior Vice President, Operations, Engineering and Maintenance
Enrique Elsaca Hirmas	Senior Vice President, Strategic Planning
Emilio del Real Sota	Senior Vice President, Human Resources

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in May 2006.

(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in “Item 7”), one of the Controlling Shareholders.

(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group (as defined in “Item 7”), a major shareholder.

(4)	Mr. Sebastian Piñera Echenique is a member of the Piñera Group (as defined in “Item 7”), one of the Controlling Shareholders.

Biographical Information

Set forth below are brief biographical descriptions of LAN Airlines’ directors and senior management.

Directors

Mr. Jorge Awad Mehech, 60 years old, has served as chairman and member of LAN Airlines’ board of directors since July 2001 . Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the next annual shareholders’ meeting. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile, Envases del Pacifico S.A., Edyce S.A. and Universidad de Talca. He is also a board member of ICARE (Instituto Chileno de Administracion Racional de Empresas), a Chilean organization seeking to promote private enterprise. As of May 31, 2006, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of LAN Airlines, through Inversiones y Asesorías Fabiola S.A., of 189,943 common shares (0.1% of LAN Airlines’ outstanding shares).

Mr. Darío Calderón González, 59 years old, has served on LAN Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Calderón has been a partner in Calderón y Cía., a Chilean law firm, since 1970. Mr. Calderón currently serves the board of directors of other Chilean companies, including Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., and Calzados Gino S.A.

Mr. José Cox Donoso, 51 years old, has served on LAN Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cox has also served as chairman of the board of directors of LAN Airlines Cargo since September 1995. In addition, Mr. Cox has served on the board of directors of CMB-Prime Asset Managing Corp. since September 1993. Mr. Cox is also chairman of the Chilean Electronic Stock Exchange. As of May 31, 2006, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of LAN Airlines, through Inversiones Aéreas CGP Dos S.A., 2,654,324 common shares of LAN Airlines (0.8% of LAN Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 46 years old, has served on LAN Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and on the boards of directors of Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LAN Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer Chief Operating Officer of LAN Airlines, respectively. Mr. Cueto is a member of the Cueto Group (a group of Controlling Shareholders of LAN Airlines one of Lan Airlines’ Controlling Shareholders). As of May 31, 2006, Mr. Cueto shared in the beneficial ownership of 86,133,567 common shares of LAN Airlines (27.0% of LAN Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Juan Cueto Sierra, 76 years old, was one of the founders of Fast Air in 1978 and has served on LAN Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Executive Officer-Passenger Business of LAN Airlines, respectively.

Mr. Ramón Eblen Kadis, 61 years old, has served on LAN Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A.. Mr. Eblen is a member of the Eblen Group (a major shareholder of LAN Airlines). As of May 31, 2006, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of LAN Airlines (approximately 10.0% of LAN Airlines’ outstanding shares) held by the Eblen Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Andrés Navarro Haeussler, 57 years old, joined LAN Airlines’ board of directors in April 2004. Mr. Navarro’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Navarro holds a Civil Engineering degree from Universidad Católica de Chile. He is the president and founder of Sonda S.A., a leading IT services provider in Latin America, which has operations in eleven Latin American countries, including Mexico, Brazil, Argentina, Chile and Colombia. He is also the Chairman of the Board of Clínica Las Condes and of Inmobiliaria y Constructora Aconcagua S.A. and member of the board of Fundación Teleton, a non-profit organization.

Mr. Sebastián Piñera Echenique, 56 years old, joined LAN Airlines’s board of directors in February 1999. Mr. Piñera served as chairman of LAN Airlines’s board of directors from October 2000 to April 2001. Mr. Piñera resigned as member of LAN Airlines’s board of directors in May 2005 in order to run for the Presidency of Chile. Mr Piñera was elected to the board in April 2006. He has been a member of the Chilean senate, and also he served as President and General Manager of Citicorp Chile from 1980 to 1987. Mr. Piñera currently serves as director of the boards of directors of Quintec and Colo Colo. In addition, from May 2001 to March 2004, Mr. Piñera served as President of Renovación Nacional, a Chilean political party. Mr. Piñera holds a Ph.D. in Economics from Harvard University. As of May 31, 2006, according to shareholder registration data in Chile, Mr. Piñera shared in the beneficial ownership, through Axxion S.A. and Inversiones Santa Cecilia S.A., of 86,245,794 common shares of LAN Airlines (27.0% of LAN Airlines’ outstanding shares). For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Bernardo Fontaine Talavera, 41 years old, has served on LAN Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the next annual shareholders’ meeting. Mr. Fontaine has held various responsibilities on the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Almagro S.A., Loginsa S.A. and Polygon S.A.. He is also the general manager of Tres Mares S.A., which owns 15,090,598 shares of Lan Airlines S.A. (4.7% of Lan Airlines’ outstanding shares).

Senior Management

Mr. Enrique Cueto Plaza, 47 years old, is LAN Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on LAN Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his eighteen years in the airline industry. -. Mr. Cueto is an active member of the oneworld Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of LAN Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of LAN Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of May 31, 2006, Mr. Cueto shared in the beneficial ownership of 86,133,567 common shares of LAN Airlines (27.0% of LAN Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Ignacio Cueto Plaza, 42 years old, is LAN Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, Passenger, a position he assumed in 1999. Mr. Cueto served on the board of directors of LAN Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, Director of LAN Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of LAN Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of May 31, 2006, Mr. Cueto shared in the beneficial ownership of 86,133,567 common shares of LAN Airlines (27.0% of LAN Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Luis Ernesto Videla Berguecio, 45 years old, is LAN Airlines’ Senior Vice President Strategic Development, a position he assumed in 2005. Mr. Videla was LAN Airline’s Chief Operating Officer between 1996 and 2005. Prior to that, Mr. Videla served as LAN Airlines’ Vice President of Marketing and Sales from 1995 to 1996, and as LAN Airlines’ Vice President of Planning and Development from 1994 to 1995. From 1989 until 1994, Mr. Videla held the position of Vice President, Planning at Fast Air. Before 1989, Mr. Videla worked at Banco de Crédito e Inversiones. As of May 31, 2006, Mr. Videla owned 44,704 common shares of LAN Airlines (0.02% of LAN Airlines’ outstanding shares).

Mr. Alejandro de la Fuente Goic, 47 years old, is LAN Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined LAN Airlines in April 1995. Prior to joining LAN Airlines, Mr. de la Fuente served as Director of Management and Finance of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of May 31, 2006, Mr. de la Fuente owned 51,175 common shares of LAN Airlines (0.02% of LAN Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 43 years old, is LAN Airlines’ Chief Executive Officer-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of May 31, 2006, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of LAN Airlines (0.02% of LAN Airlines’ outstanding shares).

Mr. Cristian Ureta, 43 years old, is LAN Airlines’ Chief Executive Officer-Cargo, a position he assumed in 2005. Mr. Ureta has a Engineering degree from Pontificia Universidad Catolica and a Special Executive Program in Stanford University Ca. Between 2002 and 2005 Mr. Ureta served as Production Vice President for LAN Cargo. Between 1998 and 2002 he was LAN Cargo’s Planning and Development Vice

President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Carlos Prado Cánepa, 56 years old, is LAN Airlines’ Senior Vice President, Corporate Investments, and has held this position since July 1998. From 1992 to 1998, Mr. Prado served as LAN Airlines’ Senior Vice President, Technical. From 1986 to 1992, he served as Chief Executive Officer of Exim Air S.A. From 1982 to 1986, Mr. Prado served as our Vice President, Cargo, and from 1981 to 1982 as our Fuel Manager.

Mr. Marco Jofré Marín, 42 years old, is LAN Airlines’ Senior Vice President, Operations and Engineering . Mr. Jofré has been responsible for Operations since August 1998 and for Engineering and Maintenance since May 2002. From 1997 to 1998, Mr. Jofré served as Executive Vice President of Fast Air, from 1992 to 1997 as Planning Director of Fast Air and from 1990 to 1992 as Vice President Services, North America of Fast Air Miami. Currently, Mr. Jofré also serves as a consultant to the Academy of Aeronautical Sciences and on the boards of directors of Flight Training Center-Chile. As of May 31, 2006, according to shareholder registration data in Chile, Mr. Jofré owned 25,588 common shares of LAN Airlines (0.01% of LAN Airlines’ outstanding shares).

Mr. Enrique Elsaca Hirmas, 38 years old, is LAN Airlines’ Senior Vice President, Strategic Planning , a position he assumed in July 2004. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Catolica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining LAN Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 41 years old, is LAN Airlines’ Senior Vice President Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of DYS, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Compensation

For the year ended December 31, 2005, the aggregate amount of compensation we paid to all executives and senior managers was US$40.0 million, which included US$4.3 million in bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

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

LAN Airlines’ directors are paid 24 UF per meeting (56 UF for the chairman of the board). LAN Airlines also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment

As set forth in further detail in the following table, in 2005, the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$108,096.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	US$	29,558
Ramón Eblen Kadis		17,448
José Cox Donoso		15,908
Darío Calderón González		9,082
Andrés Navarro Haeussler		9,082
Juan José Cueto Plaza		8,251
Juan Cueto Sierra		6,739
Bernardo Fontaine Talavera		6,237
Sebastián Piñera Echenique		3,649
Boris Hirmas Said		2,141

Total	US$	108,096

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

As required by Chilean law, LAN Airlines makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporation Law, as amended by Law No. 19705, LAN Airlines must have a board of directors’ committee composed of no less than three board members. LAN Airlines has established a three-person committee of its board of directors, which, among other duties, is responsible for:

•	examining the reports of LAN Airlines’ external auditors, the balance sheets and other financial statements submitted by LAN Airlines’ administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies to the board of directors;

•	evaluating and proposing external auditors and rating agencies;

•	reviewing Internal Control Report;

•	examining and reporting on all related party transactions; and

•	reviewing the pay scale of LAN Airlines’ senior management.

Under Chilean law we are required, to the extent possible, to appoint a majority of independent directors to this committee. The corresponding independence requirements are set forth in Chilean Corporation Law, as amended by Law No. 19705 and relate to the relationship between the directors and the shareholders that control a corporation. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders.

Pursuant to U.S. regulations, we are required to have an audit committee of at least three board members, which complies with the independence requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934. Given the similarity in the functions that must be performed by our Board of Directors’ Committee and the audit committee, our Board of Directors’ Committee serves as our Audit Committee for purposes of Rule 10A-3 under the Securities Exchange Act of 1934.

As of May 31, 2006, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 under the Securities Exchange Act of 1934. As of May 31, 2006, the committee members were Mr. Jorge Awad Mehech, Mr. José Cox Donoso and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per meeting.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

NYSE Standards	Our Corporate Governance Practice

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code of ethics is available upon request, in writing, by telephone or by e-mail, to the following address: Lan Chile S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3947, email: andres.bianchi@lan.com. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Employees

As of December 31, 2005, we had a total of 15,099 employees, including:

•	1,015 pilots and copilots;

•	2,101 flight attendants;

•	1,977 maintenance personnel;

•	5,279 employees engaged in administrative or sales activities; and

•	4,727 employees engaged in a variety of operational activities.

Our flight operations, maintenance and customer ground operations personnel undergo training when they join us and throughout their employment with us. We invested in training approximately US$6.8 million in 2003, US$7.6 million in 2004 and US$6.6 million in 2005. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We have signed an agreement with CAE (a Canadian firm specializing in flight training) to develop a pilot training center in Santiago de Chile. As of May 31, 2006, this training center included one Boeing 737-200; one Airbus A320, and one Boeing 767 Full Flight simulators. Our pilot staff also receives simulator training at sites in the United States and Brazil.

Our pilots are rated for only one aircraft type by local aeronautical authorities, and they are not cross-qualified between two or more aircraft types. Chilean regulations require pilots to be licensed as commercial pilots for a first officer position and as an airline transport pilot for a captain position, with specific type, function and special ratings for each aircraft to be flown, and to be medically certified as physically fit. Licenses and medical certifications are subject to periodic reevaluation, including flight simulator recurrent training, ground recurrent training, annual emergency procedures training, safety and security training and recent flying experience. Our pilots receive a variety of training, such as lectures, simulations and gaming and computer based training. Cabin crew must have initial and periodic competency fitness training.

Aircraft mechanics and maintenance supervisory personnel must be licensed and qualified for specific aircraft by the DGAC and other corresponding authorities in other countries in which we operate. We train our mechanics and maintenance supervisors in all programs required by both local DGAC and international authorities (such as the FAA or JAA), and Independent Travel Technology Association (or “ITTA”) norms and regulations, those required by aircraft manufacturers and the training needs that we identify during our annual reviews. We present these programs during trainings that can last for up to four days for refresher courses and for up to 54 days for Boeing 767 line and base maintenance certification.

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

Since we have been run by the current management team, we have implemented a performance-related pay structure for our administrative, management and flight personnel, including performance-based bonuses and pay scales that reward foreign language proficiency in counter, technical and administrative personnel. During 2005, over 90% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

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

The collective bargaining agreement between LanExpress and its pilots’ union expires in November 2008. Three collective contracts are in place between LAN Airlines and its pilots (either through a union or employee groups). These contracts were negotiated in 2005 and early 2006 and expire between May 2009 and January 2010. LAN Cargo is also party to an employment agreement with its pilots that expires in April 2008.

LAN Airlines has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from April 2007 to March 2010. LAN Airlines and LanExpress have entered into collective bargaining agreements with its maintenance personnel that expire at various times, ranging from March 2007 to September 2008. The agreement with the union representing our administrative personnel expires in August 2009.

The majority of LanArgentina’s employees belong to industry-wide unions. In 2005, LanArgentina hired employees from another airline and agreed to maintain their employment conditions and labor stability for a period of three years.

We believe we generally have good relations with our employees and the unions, and expect to continue to enjoy good relations with our employees and the unions in the future. We also believe that we have built a solid base among our employees that will support and facilitate our growth plans. We can provide no assurance, however, that our employee compensation arrangements may not be subject to change or modification after the expiration of the contracts currently in effect, or that we will not be subject to labor-related disruptions due to strikes, stoppages or walk-outs.

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

The following table sets forth the number of employees in various positions at LAN Airlines, LAN Airlines Cargo and our other subsidiaries.

	As of December 31,
Employees(1)	2003	2004	2005
Administrative	2,486	3,135	3,222
Sales	1,845	1,838	2,057
Maintenance	1,383	1,620	1,977
Operations	3,294	4,028	4,727
Cabin crew	1,448	1,916	2,101
Cockpit crew	717	877	1,015

Total	11,173	13,414	15,099

(1)	In 2005, approximately 64% of our employees worked in Chile, 28% in other Latin American countries and 8% in the rest of the world.

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Controlling Shareholders

Pursuant to agreements signed in July 2004, two shareholder groups control the Company. These shareholder groups are:

•	the Cueto Group, which includes Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain members of their family;

•	the Piñera Group, which includes Mr. Sebastián Piñera Echenique and certain members of his family;

We collectively refer to these shareholder groups as “Controlling Shareholders”. As of May 31, 2006, our Controlling Shareholders owned 54.0% of our voting common shares. While the common shares owned by the Controlling Shareholders do not have different voting rights than the common shares owned by our other shareholders, these Controlling Shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

The agreements signed by our Controlling Shareholders provide for a joint-action agreement and a right of first refusal agreement in connection with 45.0% of our common shares. Under the joint-action agreement, the Controlling Shareholders agreed to act coordinately on all matters pertaining to the Company’s management, both at shareholders’ meetings and meetings of the board of directors. Under the right of first refusal agreement between both groups, the shares included under this agreement are subject to reciprocal rights of first refusal in connection with any future sale to a third party.

As of May 31, 2006, a third shareholder group, which includes our director Ramon Eblen Cadiz, owned approximately 10% of our common shares. Because this group can influence our management, we have classified this group as a “Principal Shareholder”.

The table below sets forth the beneficial ownership of common shares as of May 31, 2006, broken down between our Controlling Shareholders, other principal shareholder, and minority shareholders.

	Beneficial ownership (as of May 31, 2006)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Cueto Group
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	86,133,567	27.0%
Total	86,133,567	27.0%
Piñera Group
Inversiones Santa Cecilia S.A.	20,417,920	6.4%
Axxion S.A.	65,827,874	20.6%
Total	86,245,794	27.0%
Other principal shareholder	31,778,049	10.0%
Others	114,751,680	36.00%
Total	318,909,090	100.0%

At May 31, 2006, investors outside of Chile held 18% of our capital stock in the form of ADSs, and other minority investors held 18% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. At May 31, 2006, we had 1,032 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

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

Other Transactions

In addition to the transactions discussed above, in the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 14 on page F-24 to our audited consolidated financial statements for the fiscal year ended December 31, 2005.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-55.

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

On February 14, 2006 the U.S. Department of Justice and the European Commission initiated investigations involving numerous cargo airlines around the world , including Lan Cargo, for alleged anti- competitive practices in the air cargo industry, particularly the alleged fixing of Fuel Surcharge and air cargo rates. The investigations themselves do not imply that Lan Cargo has been charged with or has engaged in any prohibited activity. The investigations are expected to last at least several months. The investigation by the U.S. Department of Justice has prompted the filing of numerous Civil Class Actions against many airlines including Lan Cargo and Lan Airlines in Canada and the United States.

On April 26, 2006, a proceeding was filed against Lan Airlines and Lan Cargo before the Chilean Antitrust Court relative to the alleged abusive exercise of their dominant position in the air cargo business to and from Punta Arenas, Chile, and in the customs storage business in that city, where Lan Airlines participates through its subsidiary Fast Air Almacenes de Carga S.A. The proposed fine is of 2,000 Unidades Tributarias Mensuales (equal to approximately US$ 120,000) for each Lan Airlines and Lan Cargo.

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

	Ch$ per Common Share		US$ per ADS
	Low	High	Low	High
Year ended December 31,
2001	775.00	1,339.90	5.26	10.14
2002	520.00	960.00	3.40	7.55
2003
First Quarter	735.00	875.00	5.15	6.16
Second Quarter	770.00	1,150.00	5.38	8.20
Third Quarter	1,145.00	1,495.00	8.07	11.28
Fourth Quarter	1,520.00	2,100.10	11.66	17.70
2004
First Quarter	2,010.00	2,300.00	16.86	19.80
Second Quarter	2,105.50	2,550.00	16.85	20.60
Third Quarter	2,340.10	3,025.00	18.58	25.00
Fourth Quarter	2,640.00	3,670.10	22.30	32.90
2005
First Quarter	3,420.00	4,170.00	30.25	35.98
Second Quarter	3,885.00	4,370.00	33.54	38.05
Third Quarter	3,240.00	4,280.00	30.69	37.55
Fourth Quarter	3,346.90	3,845.90	31.31	37.55
2006
First Quarter	3,780.00	4,250.00	36.24	40.85
Monthly Prices
January, 2006	3,780.00	4,199.90	36.58	40.30
February, 2006	3,815.10	4,250.00	36.24	40.85
March, 2006	4,020.00	4,236.10	38.16	40.70
April, 2006	3,740.00	4,149.90	36.16	39.76
May, 2006	3,520.00	4,050.00	32.78	39.40
June, 2006(1)	3,500.00	3,797.80	31.80	35.60

Sources: Santiago Stock Exchange and The New York Stock Exchange.

(1)	Period through June 15, 2006.

As of May 31, 2006, a total of 318,909,090 common shares were outstanding, including 57,412,775 common shares represented by ADSs.

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

The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 85.1% of securities traded in Chile. Approximately 14.4% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, even without payment therefore, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). Shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which in any case cannot exceed three years from the date of such shareholders’ meeting which authorizes the increase in capital) will be canceled and will no longer be available for issuance by us. Fully paid shares are not subject to further calls or assessments or to liabilities of Lan Airlines.

At May 31, 2006, our share capital consisted of 318,909,090 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares.

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

We intend to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with the preparation and filing of a registration statement with the Securities and Exchange Commission, as well as the indirect benefits of enabling the exercise by the holders of ADSs and shareholders located in the United States of preemptive rights and any other factors we consider appropriate at the time. No assurances can be given that any registration statement would be filed. If preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights”. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. The inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.

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

Whenever a transaction in which a director is materially interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$65,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arm-length’s conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts’ reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate the planned method of payment. Experts’ valuation reports must be made available to the shareholders and to the board of directors for a period of 20 business days. The board of directors may decide to approve or reject the proposed transaction only after this 20-day period has expired. If shareholders representing 5% of the voting shares determine, within the 20-day period, that the transaction is not favorable to the corporation’s interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders’ meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent ordinary annual meeting of our shareholders was held on April 28, 2006. Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

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

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation shall send to every shareholder a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has required of the company such sending. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “Dividend and Liquidation Rights”.

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

Lan Airlines may grant an option to its shareholders to receive any dividend in excess of 30% of net income in cash, in its own shares or in shares of publicly held corporations held by it. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “Preemptive Rights and Increases of Share Capital”.

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

Material Contracts

In 2005, we entered into Amendment No.2 and Amendment No.3 to the purchase agreement entered into in 1998 with Airbus SAS (formerly known as Airbus Industrie) for acquisition of 32 Airbus A320 family aircraft to be delivered in 2006, 2007 and 2008. These Amendments provide us with the option of purchasing 15 additional aircraft in the future. First deliveries will take place during August 2006, with four A319 aircraft and will continue during September 2006 with four more A319 aircraft. The estimated gross value of the Airbus aircraft for which we have firm commitments to take delivery under the Amendments is approximately US$960 million.

In 2005 and 2006 we also agreed to purchase a total of 15 Boeing 767-300ER passenger and freighter aircraft, of which one passenger and two freighter aircraft had already been delivered through May 2006. Delivery of the remaining aircraft is scheduled to take place between June 2006 and 2008. We have the option to convert some of the orders from the passenger version to the freighter version or vice versa with certain anticipation. The estimated gross value (at list prices) of the Boeing aircraft for which we have firm commitments to take delivery under these contracts is approximately US$1.1 billion.

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

On April 16, 2001, the Central Bank of Chile agreed that, effective April 19, 2001:

•	prior foreign exchange restrictions would be eliminated; and

•	a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) would be applied.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (approximately US$70,000 as of May 31, 2006) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares and ADSs by a beneficial owner that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs. For purposes of this discussion, we refer to these owners of common shares and ADSs as U.S. Holders. This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended, commonly referred to as the “Code”, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, or holders that own or are treated as owning 10% or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADRs and the underlying common shares by consulting their own tax advisers.

The statements of United States tax laws set out below are based on the laws in force as of the date hereof and may be subject to changes in United States law occurring after that date, including changes that may have retroactive effect.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC”).

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which U.S. holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, some of our SEC filings, including those filed on and after November 4, 2002, are also available to the public through the SEC’s website at www.sec.gov.

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

During 2003, 2004, and 2005, we entered into a mix of costless collar contracts, call option contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 134.0 million gallons, 111.4 million gallons, and 175.4 million gallons, respectively (which represent 46.0%, 36.2% and 51.8%, respectively, of our total fuel consumption). The result of these contracts was a gain of approximately US$12.3 million in 2003, a gain of approximately US$46.5 million in 2004, and a gain of approximately US$51.5 million in 2005. The fair value of our outstanding swap contracts was estimated at positive US$15.4 million at December 31, 2003, at positive US$15.9 million at December 31, 2004, and at positive US$11.2 million at December 31, 2005. Based on market jet fuel price data as of December 30, 2005, we estimate that a one cent increase or decrease in jet fuel prices would have a positive or negative impact, respectively, on our results of US$2.7 million for 2006.

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

Risk of Fluctuations in Interest Rates

The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2005, US$747.9 million in principal amount of LIBOR-based interest-bearing debt outstanding. As of March 31, 2006, we had US$812.8 million in principal amount of LIBOR-based interest-bearing debt outstanding. As of December 31, 2005, approximately 12.5% of our banking debt (including our long-term, short-term and dollar-denominated debt) was exposed to interest rate risks.

In May 2001, we entered into six swap contracts in order to hedge our floating rate-exposure on US$329 million of our debt. Pursuant to these contracts, we pay or receive, depending on the case, the difference between the agreed fixed rate and the floating rate, calculated on the notional amount of each contract. The fair value of these contracts as of December 31, 2005 was estimated to be at negative US$5.0 million and the fair value as of March 31, 2006 was estimated to be at negative US$2.5 million.

According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

During 2002, we entered into a treasury rate-lock contract in order to hedge our exposure to changes in the five-year treasury rate before entering into a US$40.0 million securitization tranche of credit card receivables in the United States. For more information, see “Operating and Financial Review and Prospects—Credit Card Receivables Securitization” under Item 4. The gains or losses on such contracts are recognized as a component of interest expense in our financial statements amortized over the life of the securitization. We settled this operation the day that we completed the securitization, and it involved a total payment of US$3.6 million, of which we recognized US$530,000 as interest expense in 2005. There was no fair value associated with this operation as of December 31, 2005 since we had already settled the operation.

During the period of 2003 through 2005, we entered into interest rate call option contracts for a notional amount of US$274 million. These contracts allow us to limit our exposure to LIBOR at a predetermined value. The total premium paid amounted to US$11.3 million. As of December 31, 2005, the fair value of these contracts was estimated to be at negative US$5.5 million and as of March 31, 2006, the fair value has estimated to be at negative US$0.2 million.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300F aircraft with delivery in 2001 and two Boeing 767-300F aircraft with delivery in 2005, has enabled us to limit the impact that interest rate fluctuation could have on 87.5% of our interest bearing debt.

As of December 2005, the average interest of all of our outstanding interest-bearing debt rate is 5.1%

The following table summarizes our principal payment obligations on our interest-bearing debt and capital leases as of December 31, 2005 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2005 for each loan.

	Principal payment obligations by year of expected maturity(1)
		(in US$ millions)
Liabilities	Average interest rate(2)	2006	2007	2008	2009	2010	Thereafter
U.S. dollars	5.1%	93.2	100.7	96.0	98.3	90.6	318.2

(1)	At cost, which approximates market value.

(2)	Average interest rate means the average prevailing interest rate on December 31, 2005 on our debt.

Risk of Variation in Foreign Currency Exchange Rates

During 2005 approximately 80% of our operating revenues and approximately 73% of our operating expenses were denominated in U.S. dollars, creating a partial natural hedge with each other. However, because we conduct business in local currencies in several countries, we face the risk of variation in foreign currency exchange rates. For more information, see Note 24 to our consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican nuevo peso, the Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2005 we had no foreign exchange hedging contracts aimed at hedging our cash flow or balance sheet.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2005 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	454,368	78.44%	67,286	11.62%	57,571	9.94%	579,225
Other assets	1,545,175	98.64%	12,595	0.80%	8,788	0.56%	1,566,558

Total assets	1,999,543	93.19%	79,881	3.72%	66,359	3.09%	2,145,783
Current liabilities	598,562	87.45%	55,746	8.15%	30,107	4.40%	684,415
Long-term liabilities	942,574	98.67%	5,346	0.56%	7,362	0.77%	955,282

Total liabilities and shareholders’ equity	2,047,231	95.40%	61,084	2.85%	37,469	1.75%	2,145,784

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Mr. José Cox Donoso an independent director as required by the Chilean Corporation Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees–Directors.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Upon request, in writing or orally, by telephone or by e-mail, to the following address: Lan Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3947, email: investor.relations@lan.com, we will provide any person with a copy of our code of ethics without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at www.lan.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	(in thousands of US dollars)
Audit fees	502.5	554.2	717.8
Audit-related fees	0.0	69.6	36.1
Tax fees	24.2	23.1	80.7

Other fees	3.9	0.0	1.9

Total fees	530.6	646.9	836.5

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual consolidated financial statements, as well as the review of other filings. The increase in such fees in 2005 arise mostly from the incorporation of LanArgentina in our audit review.

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers mainly for due diligence services related to potential acquisitions and mergers.

Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax advice and tax planning services.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for salary surveys and human resources-related services.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Since January 2004, LAN complies with the SEC regulation regarding what type of additional services PriceWaterhouseCoopers is authorized to offer to us. In addition to this, our Board of Directors’ Committee decided to automatically authorize those accepted services for an amount of up to 10% of the fees charged by the auditing firm, and for an amount of up to 50% when adding all those services together. In case the amount is larger than that, then it will need the approval of the Board of Directors’ Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2005.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-55, incorporated herein by reference. The following is an index of the financial statements in the referenced pages.

Consolidated Financial Statements for Lan Chile S.A. and Subsidiaries

Page
Audited Consolidated Financial Statements

Reports of Independent Auditors	F–2

Consolidated Balance Sheets at December 31, 2005	F–3

Consolidated Statement of Income for the years ended December 31, 2003, 2004 and 2005	F–5

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005	F–6

Reconciliation of Net Income to Net Cash Provided by Operating Activities for the years ended December 31, 2003, 2004 and 2005	F–7

Notes to Consolidated Financial Statements at December 31, 2005	F–8

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	By-laws of Lan Airlines S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

2.1	Amended and Restated Deposit Agreement among LanChile, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.3	Foreign Investment Contract Assignment Agreement among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.4	Right of First Refusal Agreement among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP S.A., Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.5	Supplement to Right of First Refusal Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., Axxion S.A., Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

2.6	Joint Action Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., and Axxion S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie relating to Airbus A320-family aircraft and Airbus A340 series aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendments No. 2 and 3, Letter Agreements No. 1, 2, 3, 4, 5, 6A, 6B, 7, 8 to Amendment No. 2, Side Letters to Amendment No. 2 and Side Letter to Amendment No. 3 to the Second A320F Purchase Agreement dated March 20, 1998 as amended and restated, between Lan Airlines S.A. (formerly known as Lan Chile S.A.) and Airbus S.A.S. (as successor to Airbus Industrie).*

4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 17, 18, 19, 20, 21 and 22 to the Purchase Agreement No. 2126 between Lan Airlines (formerly known as Lan Chile S.A.) and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, dated as of January 30, 1998.*

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	These documents are being submitted separately to the Securities and Exchange Commission pursuant to a request for confidentiality treatment.

*	These documents are being submitted separately to the Securities and Exchange Commission pursuant to a request for confidentiality treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lan Airlines S.A.

/s/ ALEJANDRO DE LA FUENTE GOIC
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: June 30, 2006

LAN AIRLINES S.A.

Consolidated financial statements

December 31, 2005

Ch$	-	Chilean pesos

US$	-	United States dollars

ThUS$	-	Thousands of United States dollars

UF	-	The UF is a Chilean inflation-indexed, peso-denominated monetary unit which is set daily in advance based on the previous month’s inflation rate

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lan Airlines S.A.

We have audited the accompanying consolidated balance sheets of Lan Airlines S.A. (formerly Lan Chile S.A.) and its subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Santiago, Chile

March 24, 2006

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2005	2004
	(In thousands of US$)
ASSETS
CURRENT ASSETS
Cash	11,733	11,620
Time deposits	34,519	179,715
Marketable securities (Note 3)	112,983	113,290
Trade accounts receivable and other, net (Note 4)	312,232	242,824
Notes and accounts receivable from related companies (Note 14)	899	2,978
Inventories (Note 5)	37,283	35,323
Prepaid and recoverable taxes	24,307	18,153
Prepaid expenses (Note 6)	24,278	23,140
Deferred income tax assets (Note 13)	7,670	10,085
Other current assets (Note 7)	13,321	15,274

Total current assets	579,225	652,402

PROPERTY AND EQUIPMENT (net) (Note 8)	1,252,270	978,974

OTHER ASSETS
Investments in related companies (Note 9)	1,649	1,843
Goodwill (Note 9)	44,751	42,470
Notes and accounts receivable from related companies (Note 14)	10,252	1,069
Long-term accounts receivable	9,756	9,851
Advances for purchases of aircraft and other deposits (Note 10)	223,288	109,943
Other (Note 11)	24,592	32,724

Total other assets	314,288	197,900

Total assets	2,145,783	1,829,276

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2005	2004
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current of short-term loans from financial institutions	11,666	—
Current portion of long-term loans from financial institutions (Note 15)	53,104	34,098
Current portion of long-term leasing obligations (Note 17)	33,870	38,817
Securitization obligation (Note 16)	11,817	12,908
Dividends payable	35,000	—
Accounts payable	236,212	224,046
Notes and accounts payable to related companies (Note 14)	327	281
Air traffic liability and other unearned income	175,580	128,235
Other current liabilities (Note 12)	126,839	143,680

Total current liabilities	684,415	582,065

LONG-TERM LIABILITIES
Loans from financial institutions (Note 15)	521,974	317,233
Securitization obligation (Note 16)	31,549	43,366
Other creditors	27,755	83,497
Notes and accounts payable to related companies (Note 14)	—	446
Provisions (Note 12)	117,277	100,810
Obligations under capital leases (Note 17)	161,151	192,301
Deferred income tax liabilities (Note 13)	95,576	71,303

Total long-term liabilities	955,282	808,956

MINORITY INTEREST	3,373	3,698

COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS’ EQUITY (Note 18)
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	365,790	297,634

Total shareholders’ equity	502,713	434,557

Total liabilities and shareholders’ equity	2,145,783	1,829,276

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2005	2004	2003
	(In thousands of US$)
REVENUES
Passenger	1,460,584	1,169,049	918,370
Cargo	910,453	799,656	602,038
Other (Note 19)	135,316	124,240	118,392

Total operating revenues (Note 24)	2,506,353	2,092,945	1,638,800

EXPENSES
Wages and benefits (Note 20)	(371,596)	(292,823)	(240,924)
Aircraft fuel	(642,696)	(414,539)	(259,566)
Commissions to agents	(345,387)	(291,693)	(223,974)
Depreciation and amortization	(80,456)	(77,443)	(72,631)
Passenger services	(53,176)	(44,992)	(36,206)
Aircraft rentals	(148,202)	(132,425)	(139,138)
Aircraft maintenance	(132,198)	(120,818)	(97,862)
Other rentals and landing fees	(301,544)	(287,842)	(258,495)
Other operating expenses	(289,462)	(258,270)	(198,287)

Total operating expenses	(2,364,717)	(1,920,845)	(1,527,083)

Operating income	141,636	172,100	111,717
OTHER INCOME AND EXPENSES
Interest income	12,426	10,830	6,277
Interest expense	(39,191)	(36,459)	(39,350)
Other income (expense) - net (Note 21)	58,234	45,162	24,123

Total other income (expense)	31,469	19,533	(8,950)

Income before minority interest	173,105	191,633	102,767
Minority interest	1,754	212	(870)

Income before income taxes	174,859	191,845	101,897
Income taxes (Note 13)	(28,258)	(28,293)	(18,342)

NET INCOME	146,601	163,552	83,555

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2005	2004	2003
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	2,213,947	1,989,671	1,663,149
Interest income	11,679	9,596	3,885
Other income received	65,139	54,171	13,821
Payments to suppliers and personnel	(1,938,117)	(1,638,208)	(1,377,257)
Interest paid	(36,630)	(37,117)	(44,522)
Income tax paid	(1,782)	(194)	(337)
Other expenses paid	(1,724)	(1,806)	(3,984)
Value-added tax and similar payments	(35,575)	(29,360)	(19,021)

Net cash provided by operating activities	276,937	346,753	235,734

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	268,501	2,817	11,088
Other loans from related companies	—	—	10,417
Dividend payments	(43,536)	(81,577)	(49,101)
Loans repaid	(35,481)	(43,725)	(75,178)
Other	(11,596)	(12,283)	(14,276)

Net cash provided by (used in) financing activities	177,888	(134,768)	(117,050)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(592,410)	(126,911)	(64,756)
Proceeds from sales of property and equipment	1,694	2,098	7,612
Sale of financial instruments and other investments	77,981	51,725	8,693
Other investments	(5,624)	(939)	(829)
Investments in financial instruments	(38,978)	(76,800)	(68,946)
Other	(3,085)	(2,042)	(2,127)

Net cash (used in) investing activities	(560,422)	(152,869)	(120,353)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(105,597)	59,116	(1,669)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	216,868	157,752	159,421

CASH AND CASH EQUIVALENTS AT END OF YEAR	111,271	216,868	157,752

LAN AIRLINES S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2005	2004	2003
	(In thousands of US$)
NET INCOME FOR THE YEAR	146,601	163,552	83,555
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	73,969	68,132	67,750
Gain on sales of investments	—	422	(122)
Gain on sales and retirements of property and equipment	(1,511)	(1,289)	(4,017)
Proportional share of results of equity method investments	(583)	249	676
Amortization of goodwill	3,216	3,134	3,267
Minority interest	(1,754)	(212)	870
Write-offs and provisions	10,827	13,671	7,202
Foreign exchange losses/(gains)	(6,270)	(2,437)	(12,055)
Other	106	(257)	(256)

CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable - trade	(26,083)	103,262	7,474
(Increase) decrease in inventories	(9,526)	(8,967)	1,958
(Increase) decrease in other assets	(29,649)	(603)	40,730
(Decrease) increase in accounts payable	99,843	(11,083)	23,745
(Decrease) increase in other liabilities	17,751	19,179	14,957

Net cash provided by operating activities	276,937	346,753	235,734

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2005

NOTE 1 - THE COMPANY

Lan Airlines S.A., formerly Lan Chile S.A., (“Lan” or the “Company”) is the largest domestic and international passenger/cargo air carrier in Chile and one of the largest airlines in Latin America. Together with its code-share arrangements and affiliated airlines. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, 11 destinations in Peru, 9 destinations in Argentina, 2 in Ecuador, 20 destinations in other Latin American countries, 25 in North America, 10 destinations in Europe and 4 in the South Pacific. Lan has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Iberia, Lufthansa Cargo, Mexicana, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is a Chilean corporation (“Sociedad Anónima Abierta”) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the “Superintendency”) and the U.S. Securities and Exchange Commission.

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

b)	Consolidation

The consolidated financial statements for the years 2005, 2004 and 2003 include the following subsidiaries:

	December 31
	2005	2004	2003
Percentage of direct and indirect ownership:
Lan Perú S.A.	70.00	70.00	70.00
Inversiones Lan S.A. and subsidiaries	99.71	99.71	99.71
Lan Cargo S.A. (formerly Lan Chile Cargo S.A.) and subsidiaries	99.89	99.87	99.85
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	100.00	100.00	100.00
Lan Courier S.A. and subsidiary	100.00	100.00	100.00
Lan Card S.A.	100.00	100.00	100.00
Lan Pax Group S.A. and subsidiaries	100.00	100.00	100.00
Lan Cargo Group S.A.	100.00	100.00	100.00
Línea Aérea Nacional Chile S.A.	100.00	100.00	100.00
Lan Chile Investments Limited and subsidiaries	100.00	100.00	100.00

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

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense)—net. The Company recorded a net foreign currency gain of ThUS$ 6,004, ThUS$ 2,353, ThUS$ 12,055 for the years ended 2005, 2004 and 2003, respectively.

f)	Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g)	Marketable securities

Marketable securities include investments in bonds and mutual funds. Bonds are stated at the lower of cost plus accrued interest or market value plus accrued interest and mutual funds are stated at market value based on year-end quoted values.

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

Property and equipment are stated at cost and are depreciated by the straight-line method to their estimated residual values based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years and utilizing a salvage value based on a residual value percentage of the cost of the asset.

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

The Company has entered into capital lease agreements related to five aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the purchase option at the interest rate implicit, or explicit, in the contract.

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

Under Chilean GAAP, spare parts which are not anticipated to be consumed within the next 12 months are included in property, plant and equipment. Spare parts are not depreciated, irrespective of whether they are included in fixed assets or inventory and they are expensed upon their usage in maintenance. All spare parts are recorded at the lower of cost or market value.

Spare parts included in the Consolidated Balance Sheet are classified as follows:

	At December 31,
	2005	2004	2003
	(In thousands of US$)
Inventories	34,789	32,070	31,100
Property and equipment	18,330	11,595	5,586

Total	53,119	43,665	36,686

l)	Investments in related companies

Investments in related companies are included in Other assets using the equity method when they represent between 20% and 50% of the voting stock of the investee, or when a Company has a significant influence in the operations of the investment. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Other income (expense)—net in the Consolidated Statements of Income.

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

o)	Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Air traffic liability at December 31, 2005 and 2004 amounted to ThUS$ 174,587 and ThUS$ 127,252 respectively.

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

q)	Lease Aircraft Return Costs

The majority of leased aircraft return costs are maintenance and overhaul costs, which are accounted for similarly to such costs for owned aircraft. The airframe and engine overhaul expenses associated with leased aircraft are accrued as part of our overhaul provision included in Other liabilities and reflected in provisions in the Consolidated Balance Sheet. Such provisions are based on the flight hours incurred by the leased aircraft and also take into consideration the lease terms and the date of incorporation of the aircraft into our fleet. The actual direct costs of physically returning the planes and related administration costs are expensed when incurred.

r)	Deferred income tax

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

s)	Lan Pass awards and Lan Corporate

The estimated incremental cost of providing free travel awards under the Lan Pass and Lan Corporate programs are accrued based on the accumulated kilometers for each passenger at the end of each year and by the conditions established by the program and are included in Other current liabilities in the Consolidated Balance Sheets.

t)	Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Other current liabilities in the Consolidated Balance Sheets.

u)	Derivative instruments

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

Hedge Forecasted transaction:

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in other assets, other liabilities, current or long term, as applicable. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense)—net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense)—net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in other liabilities, current or long term, as applicable.

v)	Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows:

	At December 31,
	2005	2004	2003
	(In thousands of US$)
Cash	11,733	11,620	4,988
Time deposits	34,519	179,715	128,950
Marketable securities (see Note 3)	65,019	25,533	23,814

Total	111,271	216,868	157,752

Under Chilean GAAP, certain assets (specifically, bonds as of December 31, 2005 and 2004) are classified as marketable securities in the Consolidated Balance Sheet, but are not considered cash and cash equivalents for purposes of the statement of cash flows.

w)	Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. The Company capitalized ThUS$ 1,575 of interest in 2005 and no interest was capitalized for the years ended December 31, 2004 and 2003.

x)	Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 19,490, ThUS$ 15,607, and ThUS$ 11,550 during 2005, 2004 and 2003, respectively.

y)	Reclassifications

Certain 2003 and 2004 amounts in the accompanying financial statements have been reclassified to conform to the 2005 presentation. The reclassifications had no material effect on the previously reported presentation of net income or shareholders’ equity.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities include the following:

	At December 31,
	2005	2004
	(In thousands of US$)
Bonds	47,964	87,757
Defined-term mutual funds	65,019	25,533

Total	112,983	113,290

Bonds recorded at December 31, 2005 are summarized as follows:

	Date of			At December 31, 2005
	Purchase	Maturity	Interest rate	Carrying amount	Market value
			%	(In thousands of US$)
Chilean bonds	06/15/2004	08/02/2006	7.89	17,385	22,451
Foreign bonds	06/28/2004	11/20/2006	9.37	30,579	33,922

Total				47,964	56,373

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Accounts receivable - passenger services	63,905	46,258
Accounts receivable - cargo services	103,225	100,631
Other accounts receivable	145,102	95,935

Total	312,232	242,824

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 25,800 at December 31, 2005 and ThUS$ 25,250 at December 31, 2004.

Other accounts receivable for the year ended December 31, 2004 include advances for aircraft purchases in the amount of ThUS$ 62,682 which were previously recorded as long-term Advances for purchases of aircraft and other deposits.

NOTE 5 - INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Spare parts and materials used for third party maintenance	34,789	32,070
Duty-free inventories	2,494	3,253

Total	37,283	35,323

NOTE 6 - PREPAID EXPENSES

Prepaid expenses include the following:

	At December 31,
	2005	2004
	(In thousands of US$)
Prepaid insurance on aircraft	14,502	13,352
Prepaid rentals on aircraft and costs of receiving leased aircraft	4,139	3,748
Prepaid advertising services	204	383
Other	5,433	5,657

Total	24,278	23,140

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

NOTE 7 - OTHER CURRENT ASSETS

Other current assets consist of the following:

	At December 31,
	2005	2004
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	699	1,825
Fair value of derivative contracts	9,575	10,361
Other	3,047	3,088

Total	13,321	15,274

NOTE 8 - PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a)	Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Flight equipment:
Boeing 767 aircraft under capital lease	369,103	439,678
Boeing 737 - 200ADV aircraft	48,368	49,968
Boeing 767 - 200ER aircraft	70,574	—
Boeing 767 - 300F freighter aircraft	459,034	274,546
Airbus A-319 aircraft	67,448	—
Airbus A-320 aircraft	142,469	142,469
DC-8 aircraft	—	1,433
Engines and rotating parts	226,385	170,463
Spare parts	18,330	11,595
Other	38,656	34,359

Land and buildings:
Land	10,739	10,739
Buildings	61,953	57,438
Other installations	25,436	20,619
Construction in progress	9,454	7,329

Other fixed assets:
Communication and computer equipment	90,678	78,426
Furniture and office equipment	14,935	14,587
Equipment under capital leases	31	688
Other	42,387	39,526

Property and equipment (gross)	1,695,980	1,353,863

Less: Accumulated depreciation	(443,710)	(374,889)

Property and equipment (net)	1,252,270	978,974

On September 30, 2004, the Company sold it’s a 100% interests in Condor Leasing LLC and Eagle Leasing LLC, who were the owners of 5 Boeing 767 aircraft (3 and 2, respectively). The capital lease agreement under which Lan Airlines S.A. leased these aircraft has remained unchanged. As a result of this, these aircraft retain their balance sheet classification under flight equipment; however, they are now under the caption flight equipment under capital lease. Long-term debt (with its related current portion) associated with these aircraft is included in Obligations under capital leases.

Included in property and equipment at December 31, 2005 and 2004, are ThUS$ 369,134 and ThUS$ 440,366 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 108,118 and ThUS$ 141,876, respectively.

Depreciation expense for the years ended December 31, 2005, 2004 and 2003, amounted to ThUS$ 73,969, ThUS$ 68,132 and ThUS$ 67,750, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 12,853 at December 31, 2005 and ThUS$ 12,788 at December 31, 2004.

In 2002, the Company entered into a sale-leaseback transaction. Under the arrangement, engines were sold for US$ 13,000,000 and leased backed over a 7-year operating lease agreement. The gain on the sale of ThUS$ 6,833 is being amortized over the term of the operating lease agreement.

b)	Fleet composition

At December 31, 2005, the fleet of the Company consists of 73 aircrafts, of which 28 aircrafts are owned by, or under capital lease to, the Company and 45 aircrafts are leased under operating leases.

Aircraft owned or under capital lease by the Company:

Aircraft	Model	Use	2005	2004
Boeing 737	200ADV	Passenger/Freight	10	11
Boeing 737	200ADV	Freight	1	1
Boeing 767	300ER	Passenger/Freight	3	3
Boeing 767	300F	Freight	7	5
Boeing 767 (*)	200ER	Passenger/Freight	1	1
Airbus A-319	100	Passenger/Freight	2	—
Airbus A-320	200	Passenger/Freight	4	4
DC-8	61-F	Freight	—	1

Total owned			28	26

(*)	Subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996. The sublease expired in the year 2005 and was extended until 2007.

Leased aircraft under operating leases:

Aircraft	Model	Use	2005	2004
Boeing 767	300ER	Passenger/Freight	13	12
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger/Freight	11	7
Airbus A 319	100	Passenger/Freight	5	5
Airbus A 320	200	Passenger/Freight	11	10
Airbus A 340	300	Passenger/Freight	4	4

Total leased			45	39

Total owned and leased			73	65

NOTE 9 - INVESTMENTS IN RELATED COMPANIES AND GOODWILL

a)	Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment		Proportional Share of income (loss)
Company	2005	2004	2003	2005	2004	2005	2004	2003
	%	%	%			(In thousands of US$)
Concesionaria Chucumata S.A.	16.70	16.70	16.70	117	345	160	83	70
CAE Entrenamiento de Vuelo Chile Ltda. (ExFTCC)	—	—	—	—	—	—	(35)	(446)
Lufthansa Lan Chile Technical Training S.A.	50.00	50.00	50.00	571	482	152	53	30
Austral Sociedad Concesionaria S.A.	20.00	20.00	20.00	879	952	173	90	17
Florida West International Airways Inc. (1)	25.00	25.00	25.00	—	—	79	(49)	158
Skypost. Inc. (3)	—	—	25.00	—	—	—	(136)	(139)
Choice Air Courier del Perú S.A.	50.00	50.00	50.00	82	64	19	(2)	(5)
Skynet London. Ltd. (2)	—	—	—	—	—	—	—	(29)
SkyBox Internacional de Venezuela (2)	—	—	—	—	—	—	—	(167)
SkyBox Soluciones Logísticas S.A. (2)	—	—	—	—	—	—	—	(46)
Skynet Worldwide Express of California L.C. (2)	—	—	—	—	—	—	—	(119)
Vimalcor S.A. (3)	—	—	—	—	—	—	101	—
Skyworld International Couriers S.A.	—	—	—	—	—	—	(226)	—
Skybox de Colombia Ltda. (3)	—	—	—	—	—	—	(128)	—

Total				1,649	1,843	583	(249)	(676)

(1)	The Company has recorded a provision for investments in related companies with negative equity at year-end totaling ThUS$ 128 at December 31, 2005 and ThUS$ 207 at December 31, 2004 which is included in other current liabilities (See Note 12).

(2)	During 2003, this entity was sold and the operations were dissolved.

(3)	During 2004, this entity was sold and the operations were dissolved.

b)	Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2005 and 2004 were as follows:

Company	Balance January 1, 2005	Additions and deductions	Amortization	Balance December 31, 2005
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	22,624	—	(1,810)	20,814
Prime Airport Service Inc.	475	—	(35)	440
Mas Investment Limited	2,904	—	(180)	2,724
Air Cargo Limited	683	—	(43)	640
Promotora Aérea Latinoamericana S.A.	1,464	—	(84)	1,380
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,884	—	(294)	4,590
Aerolinheas Brasileiras S.A.	2,444	—	(144)	2,300
Skyworld International Couriers, Inc.	4,332	—	(254)	4,078
Lan Box, Inc.	2,008	—	(106)	1,902
SkyBox Services Corp.	748	—	(55)	693
Skyworld Internacional Courier S.A.	11	—	(11)	—
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	38	—	(2)	36
H.G.A. Rampas del Ecuador S.A.	38	—	(2)	36
Inversora Cordillera S.A.	—	4,815	(182)	4,633
Aero 2000 S.A.	—	684	(24)	660

Total	42,653	5,499	(3,226)	44,926

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A	(75)	—	2	(73)
Americonsult de Guatemala S.A.	(108)	—	6	(102)

Total	(183)	—	8	(175)

Total	42,470	5,499	(3,218)	44,751

Company	Balance January 1, 2004	Additions and deductions	Amortization	Balance December 31, 2004
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	24,556	—	(1,932)	22,624
Prime Airport Service Inc.	510	—	(35)	475
Mas Investment Limited	3,084	—	(180)	2,904
Air Cargo Limited	726	—	(43)	683
Promotora Aérea Latinoamericana S.A.	1,548	—	(84)	1,464
Vimalcor S.A.	288	(276)	(12)	—
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	5,178	—	(294)	4,884
Aerolinheas Brasileiras S.A.	2,588	—	(144)	2,444
Skyworld International Couriers, Inc.	4,586	—	(254)	4,332
Lan Box, Inc.	1,302	809	(103)	2,008
Skyworld Internacional Courier S.A.	12	—	(1)	11
SkyBox Services Corp.	804	—	(56)	748
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	40	—	(2)	38
H.G.A. Rampas del Ecuador S.A.	40	—	(2)	38

Total	45,262	533	(3,142)	42,653

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	(77)	—	2	(75)
Americonsult de Guatemala S.A.	(114)	—	6	(108)

Total	(191)	—	8	(183)

Total	45,071	533	(3,134)	42,470

c)	Acquisitions and other information

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

CAE Entrenamiento de Vuelo Chile Ltda. (formerly Fligth Training Center Chile S.A.)

During April 2004, Lan Airlines S.A., together with its subsidiary Lan Pax Group S.A., sold their interest’s in CAE Entrenamiento de Vuelo Chile S.A. for ThUS$ 1,877. This transaction generated a loss of ThUS$ 27.

Lan Pax Group S.A.

On April 13, 2005 Lan Pax Group S.A. acquired 49% ownership and obtained control of Inversora Cordillera S.A. On April 14, 2005, the newly acquired and consolidated subsidiary Inversora Cordillera S.A. acquired 95% ownership of Aero 2000 S.A. In a separate transaction Lan Pax Group S.A. acquired an additional 2.45% of Aero 2000 S.A. These transactions were accounted for as purchases resulting in ThUS$ 5,499 in goodwill allocated ThUS$ 4,815 to Inversora Cordillera S.A. and ThUS$ 684 to Aero 2000 S.A.

In November 2005, in a separate transaction, Lan Pax Group S.A. and Inversora Cordillera S.A., both consolidated subsidiaries of the Company, formed the entity Siventas S.A. with Lan Pax Group S.A. having 95% ownership and Inversora Cordillera S.A. having 5%. As of December 31, 2005 the capital for this entity had not been entirely contributed. Both companies are required to make capital contributions prior to 2008.

On December 23, 2005, Lan Pax group S.A. took part in the share increase offering of its consolidated subsidiary Inversora Cordillera S.A. It invested ThUS$ 281 maintaining its current ownership percentage of 49%. No goodwill was recorded.

Lan Cargo S.A.

On November 4, 2005, Lan Airlines S.A. acquired 15,000 shares from its affiliated Lan Cargo S.A. increasing its ownership interest from 99.86462% to 99.88875%.

NOTE 10 - ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	211,204	100,631
Deposits on aircraft leases	9,037	7,281
Other deposits	3,047	2,031

Total	223,288	109,943

NOTE 11 - OTHER ASSETS

Other assets are summarized as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Unrealized losses on derivative contracts(1)	16,066	23,670
Deposits related to aircraft to be purchased or leased and others	8,526	9,054

Total	24,592	32,724

(1)	The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

NOTE 12 - OTHER LIABILITIES AND PROVISIONS

Other liabilities and provisions are summarized as follows:

a)	Other current liabilities

	At December 31,
	2005	2004
	(In thousands of US$)
Engine overhaul provision	60,677	75,506
Withholdings on employee salaries	8,022	6,863
Employee vacations	12,105	9,050
Lan Pass awards and Lan Corporate liability (frequent flyer mileage)	7,096	6,628
Accumulated losses in Florida West International Airways, Inc. (See Note 9)	128	207
Income taxes payable	481	580
Boarding fees	24,866	22,838
Others	13,464	22,008

Total	126,839	143,680

b)	Provisions (long-term)

	At December 31,
	2005	2004
	(In thousands of US$)
Engine overhaul provision	101,826	84,109
Employee vacations	6,979	7,442
Others	8,472	9,259

Total	117,277	100,810

NOTE 13 - INCOME TAX

a)	Charges arising from income tax amount to ThUS$ 1,261, ThUS$ 970 and ThUS$ 481 in 2005, 2004 and 2003 respectively, and have been determined based on current local tax legislation.

b)	Deferred income taxes

At December 31, 2005, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,073	—	—	—
Provision for obsolescence of spare parts	4,593	—	—	—
Provision for vacations	1,636	1,096	—	—
Tax loss carry forwards	8	33,274	—	—
Others	4,513	844	—	—

Gross deferred tax assets	14,823	35,214	—	—

Prepaid expenses	—	—	4,555	1,545
Unearned income	—	—	—	16,295
Property and equipment	—	—	—	97,194
Others	—	—	—	15,856

Gross deferred tax liabilities	—	—	4,555	130,890

Less: Complementary accounts	—	(393)	—	(8,883)
Deferred tax assets valuation allowance	(2,598)	(8,390)	—	—

Total	12,225	26,431	4,555	122,007

At December 31, 2004, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	3,735	—	—	—
Provision for obsolescence of spare parts	3,814	—	—	—
Provision for vacations	1,382	1,135	—	—
Tax loss carry forwards	1,424	45,328	—	—
Others	4,941	894	—	—

Gross deferred tax assets	15,296	47,357	—	—

Prepaid expenses	—	—	5,209	2,196
Unearned income	—	—	—	11,480
Property and equipment	—	—	—	90,614
Others	—	—	2	12,116

Gross deferred tax liabilities	—	—	5,211	116,406

Less: Complementary accounts	—	(656)	—	(9,205)
Deferred tax assets valuation allowance	—	(10,803)	—	—

Total	15,296	35,898	5,211	107,201

c)	Effect on results

	For the years ended December 31,
	2005	2004	2003
	(In thousands of US$)
Current income tax expense	(1,261)	(970)	(481)
Deferred income tax expense	(26,688)	(27,323)	(17,861)
Other tax expense	(309)	—	—

Total	(28,258)	(28,293)	(18,342)

NOTE 14 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)	Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2005	2004
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	29	189
Ultramar Agencia Marítima Ltda.	Common ownership	—	10
Florida West International Airways Inc.	Equity method investee	237	2,764
Choice Air Courier del Perú S.A.	Equity method investee	38	15
Concesionaria Chucumata S.A.	Equity method investee	185	—
Austral Sociedad Concesionaria S.A.	Equity method investee	287	—
Other	Common ownership	123	—

Total		899	2,978

Current liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2005	2004
		(In thousands of US$)
Lufthansa Lan Chile Technical Training S.A.	Equity method investee	305	88
Concesionaria Chucumata S.A.	Equity method investee	—	6
Austral Sociedad Concesionaria S.A.	Equity method investee	—	36
Other	Common ownership	22	151

Total		327	281

Long-term assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2005	2004
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	178	94
Florida West International Airway Inc.	Equity method investee	10,074	975

Total		10,252	1,069

Long-term liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2005	2004
		(In thousands of US$)
Ultramar Agencia Marítima Ltda.	Common ownership	—	446

Total		—	446

b)	The main transactions with related entities are summarized as follows:

			Amount
Company	Relationship	Description of transaction	2005	2004	2003
			(In thousands of US$)
Florida West International	Equity method investee	Aircraft rents received	39,540	35,767	31,095
Airways Inc.	Lan owns 25%	Line aircraft maintenance received	2,402	187	1,582
		Aircraft rents provided	21,898	20,498	18,657
		Air cargo services provided	—	—	952
		Others transactions provided	11,712	6,765	1,488
		Jet fuel payments	10,100	3,817	9,733
		Interline collection	2,568	2,808	3,702
		Other payments	690	3,579	—
Lufthansa Lan Technical	Equity method investee	Training received	905	372	—
Training S.A.	Lan owns 50%	Prepaid training hours	360	375	—
		Other payments	19	19	—
Inmobiliaria Parque
San Luis Dos S.A.	Common ownership	Real estate transaction	—	15	7,270

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

NOTE 15 - LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

	Payable during the years	Interest rate at December 31, 2005	At December 31,
			2005	2004
		%	(In thousands of US$)
Loan in US dollars	2000 - 2005 (biannually)	LIBOR+1.4	—	1,500
Loan in US dollars	2001 - 2012 (quarterly)	LIBOR+0.3679	60,184	64,505
Loan in US dollars	2001 - 2013 (quarterly)	LIBOR+1.0823	137,641	148,367
Loan in US dollars	2002 - 2006 (quarterly)	LIBOR+1.4	8,248	8,786
Loan in US dollars	2002 - 2012 (quarterly)	LIBOR+1.25	26,180	—
Loan in US dollars	2002 - 2014 (quarterly)	LIBOR+0.9680	122,729	128,173
Loan in US dollars	2005 - 2017 (quarterly)	LIBOR+1.1168	220,096	—

Total			575,078	351,331

Less - current portion			53,104	34,098

Long - term portion			521,974	317,233

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include five Boeing aircraft, six Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading “Covenants” in Note 22 to the financial statements.

Scheduled payments of long-term loans from financial institutions at December 31, 2005 are as follows:

Payments during the years ended December 31,	(In thousands of US$)
2007	58,871
2008	52,978
2009	54,498
2010	57,163
2011 - 2015	222,862
2016	75,602

Total	521,974

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

The principal is payable as follows:

Payments during the years ended December 31,	(In thousands of US$)
2007	11,971
2008	12,826
2009	6,752
Subtotal	31,549
Current portion - 2006	11,817

Total	43,366

NOTE 17 - LEASING OBLIGATIONS

As indicated in Note 8, at December 31, 2005, the Company financed forty-five jet aircraft pursuant to operating leases and five jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005, were as follows:

Payable during the year ending December 31,	Operating leases (aircraft)	Capital leases
	(In thousands of US$)
2006	150,562	40,117
2007	139,143	41,819
2008	120,129	43,009
2009	100,955	43,800
2010	91,301	33,483
2011 - 2015	247,579	9,113
2016 - 2020	6,370	10,559

Total minimum lease payments	856,039	221,900

Less: Amount representing interest		(26,879)
Present value of minimum lease payments		195,021
Less: Current portion of obligation		(33,870)

Long-term portion of leasing obligations		161,151

Aircraft operational lease expenses recorded in the Consolidated Statement of Income amounted to ThUS$ 148,202, ThUS$ 132,425 and ThUS$ 139,138 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 18 - SHAREHOLDERS’ EQUITY

a)	Changes in Shareholders’ equity

The changes in shareholders’ equity during 2003, 2004 and 2005 were as follows:

				Retained earnings
	Number of shares	Common stock	Reserves	(Deficit) in development period of subsidiary	Accumulated earnings	Interim dividends	Net income for the year	Total
	(In thousands of US$ except Number of shares)
Balances at December 31, 2002	318,909,090	134,303	2,620	(7,138)	157,227	(8,958)	30,808	308,862
Transfer of net income from prior year	—	—	—	7,138	14,712	8,958	(30,808)	—
Final dividends paid	—	—	—	—	(4,854)	—	—	(4,854)
Interim dividends	—	—	—	—	—	(34,999)	—	(34,999)
Net income for the year 2003	—	—	—	—	—	—	83,555	83,555

Balances at December 31, 2003	318,909,090	134,303	2,620	—	167,085	(34,999)	83,555	352,564

Transfer of net income from prior year	—	—	—	—	83,555	—	(83,555)	—
Final dividends paid	—	—	—	—	(41,775)	34,999	—	(6,776)
Interim dividends	—	—	—	—	—	(74,783)	—	(74,783)
Net income for the year 2004	—	—	—	—	—	—	163,552	163,552

Balances at December 31, 2004	318,909,090	134,303	2,620	—	208,865	(74,783)	163,552	434,557

Transfer of net income from prior year	—	—	—	—	163,552	—	(163,552)	—
Final dividends paid	—	—	—	—	(81,777)	74,783	—	(6,994)
Interim dividends	—	—	—	—	—	(71,451)	—	(71,451)
Net income for the year 2005	—	—	—	—	—	—	146,601	146,601

Balances at December 31, 2005	318,909,090	134,303	2,620	—	290,640	(71,451)	146,601	502,713

b)	Capital

The authorized and paid-in capital of the Company is ThUS$ 134,303 at both December 31, 2004 and 2005 and corresponds to 318,909,090 shares without par value.

c)	Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64

Total	2,620	2,620

These reserves are not distributable and may only be used for capitalization of the Company.

d)	Dividends

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

On November 30, 2004, the Board of Directors agreed to pay, an interim dividend of US$ 0.10974 per share for a total of ThUS$ 34,998 .

At the Annual General Meeting held on April 29, 2005, the shareholders agreed to distribute a final dividend amounting to US$ 0.25642373 per share after deducting the interim dividends distributed during August and December amounting to US$ 0.12475 and US$ 0.10974 per share respectively. A remaining balance of US$ 0.02192745 per share was paid during May 2005.

At a meeting of the Board of Directors held on August 2, 2005, the directors agreed to distribute an interim dividend of US$ 0.11430 per share with respect to net income for 2005.

At a meeting of the Board of Directors held on January 31, 2006, the directors agreed to distribute an interim dividend of US$ 0.10975 per share with respect to net income for 2005. These dividends will be paid during March, 2006 and they are classified in Dividends Payable at December 31, 2005.

e)	Major shareholders

The major shareholders of the Company at December 31, 2005, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	27.01
Axxion S.A.	20.64
The Bank of New York. (on behalf of ADR holders)	16.62

Total	64.27

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 6.4% ownership) entered into a management and control agreement. At December 31, 2005 this agreement is still in effect.

NOTE 19 – OTHER OPERATING REVENUES

The Other revenues were comprised of the following:

	For the year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Aircraft leases	23,806	40,123	38,825
Logistics and couriers	39,932	19,906	27,400
Ground services	18,842	13,468	10,800
Duty free	15,602	12,288	10,799
Storage and customs brokerage	10,689	8,947	10,100
Others	26,445	29,508	20,468

Total	135,316	124,240	118,392

NOTE 20 - OPERATING EXPENSES

Wages and benefits are summarized as follows:

	At December 31,
	2005	2004	2003
	(In thousands of US$)
Flight personnel	110,298	85,739	66,418
Maintenance personnel	41,549	29,635	26,702
Ground personnel	73,800	63,029	53,873
Administrative and corporate employees	145,949	114,420	93,931

Total	371,596	292,823	240,924

Other operating expenses include general and administrative expenses such as rents, insurance and other expenses of ThUS$ 121,618 in 2005, ThUS$ 97,036 in 2004 and ThUS$ 81,173 in 2003.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 19,490 in 2005, ThUS$ 15,607 in 2004 and ThUS$ 11,550 in 2003.

NOTE 21 - OTHER INCOME (EXPENSE) - NET

Other income (expense) - net for each year are summarized as follows:

	For the year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Non-operating income:
Swap fuel contracts	51,480	46,529	12,302
Foreign currency transactions (net)	6,004	2,353	12,055
Earnings on investments (equity method)	583	327	275
Income from financial advisory services and others	—	—	485
Other	5,296	2,443	6,582

Total	63,363	51,652	31,699

Non-operating expenses:
Amortization of goodwill	(3,216)	(3,134)	(3,272)
Losses on investments (equity method)	—	(576)	(951)
Non-recurring indemnities paid to employees	—	—	(1,121)
Other	(1,913)	(2,780)	(2,232)

Total	(5,129)	(6,490)	(7,576)

Other income (expense) - net	58,234	45,162	24,123

During 2001, the Company made the decision to reduce its operations by approximately 10%, with the most substantial reduction being in flights to the United States due to the aftermath of the September 11 terrorist attacks, In connection with the reduction in service, the Company reduced its workforce by approximately 7%, resulting in non-operating expenses of ThUS$ 5,540 due to the payment of indemnities to terminated employees during 2001. These costs represent the termination of 761 maintenance, cabin crew and administrative employees during the year. Additional payments, due to employee claims resulting from these actions were paid during 2003.

NOTE 22 - COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

Type of Guarantee	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
	Type	Book Value	2005	2004
Mortgage, and pledge guarantee	Aircraft and motors	599,793	566,830	341,045
Mortgage	Building	9,269	8,248	8,786
Pledge	Motors	6,559	—	1,500
Pledge	Spare parts	331	—	—

Indirect Guarantees:

The Company guaranteed a ThUS$ 3,500 letter of credit dated April 26, 2001, granted in favor of Celestial Aviation Trading 16 Limited due to an Aircraft Lease Agreement (“Lease”) between Lan Cargo S.A. (formerly Lan Chile Cargo S.A.) and Celestial Aviation Trading 16 Limited. The Company guarantee is valid until the lease expiration date (November 1, 2006) and was required by Celestial Aviation Trading 16 Limited , the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo S.A. not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

Commitments

On March 20, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft is ThUS$ 840,000, This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft. In August 1999, the Company entered into another agreement to purchase seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). The estimated maximum cost for these seven aircraft is ThUS$ 700,000.

During November 2003, the Company agreed with Airbus Industries and a bank syndicate led by Credit Lyonnais to cancel the delivery of one Airbus A340 aircraft which was scheduled for 2004. At the same time, it exercised call options for three Airbus A319 aircraft. Additionally, all future deliveries of Airbus A320’s were changed for Airbus A319’s.

On November 11, 2004, the Company entered into a purchase agreement with The Boeing Company to acquire four additional aircraft of the 767-300 family with delivery during 2006. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. The purchase commitment amounts to US$ 560 million at December 31, 2005.

On April 28, 2005, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. The delivery is scheduled for 2006 and 2007.

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft for a total of ThUS$ 450,000. One of these aircraft is for passengers and the Company has the flexibility to choose between passenger or freighter for the remaining two aircraft. The delivery is scheduled for 2007 and 2008.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the agreement signed on March 20, 1998. This amendment is related to the purchase of thirty two new Airbus family aircraft (with an option to purchase an additional fifteen aircraft in the future). Such aircraft are expected to be delivered during 2006, 2007 and 2008. The approximated cost for this purchase is ThUS$ 960,000.

Contingencies

At December 31, 2005, the Company was a defendant in five labor disputes filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At December 31, 2005, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by the Company to finance the Boeing 767 aircraft that are financed by the Export—Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

The loan agreement with BBVA - Banco Bhif has placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

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

As of December 31, 2005, the Company was in compliance with all covenants.

Other

At December 31, 2005, the Company had approved credit lines in the amount of ThUS$ 140,000. These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries and (b) bank credit letters issued in favor of the local air administration or the Chilean Government.

NOTE 23 - FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2005	2004
	(In thousands of US$)
Assets denominated in:
Chilean pesos	79,881	110,625
Other currencies	66,359	44,383

Total	146,240	155,008

Liabilities denominated in:
Chilean pesos	61,092	51,126
Other currencies	37,469	23,451

Total	98,561	74,577

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

	Year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Domestic (Chile)	428,644	332,890	294,076
North America	1,194,996	1,099,936	831,832
South America (excluding Chile)	619,860	458,594	342,223
Europe	158,544	146,143	134,177
Pacific	104,309	55,382	36,492

Total	2,506,353	2,092,945	1,638,800

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 25 – SUBSEQUENT EVENTS

a)	On January 31, 2006 at a meeting of the Board of Directors, the Directors of the Company agreed to distribute an interim dividend of US$ 0.10975 per share with respect to net income for 2005 to shareholders of record January 26, 2006. These dividends are reflected in Note 18 as interim dividends at December 31, 2005 and were paid in March 2006.

b)	Effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption “Provisions”. Such provision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet. Under the new method, the costs incurred in heavy aircraft and engine maintenance will be capitalized and amortized to the next overhaul while all other minor maintenance costs will be expensed as they are incurred. Considering the increase in the level of the Company’s operations and aircraft fleet, this new method is preferable as it provides a better matching of revenues and expenses, and is consistent with prevalent industry practice adopted by major airlines. Under Chilean GAAP, the cumulative effect of this accounting change at January 1, 2006, was to increase non-operating income by US$ 40.3 million.

As described above, this change in accounting principle will be applied prospectively. Had this change been applied retrospectively the following Chilean GAAP income statement accounts for fiscal years 2003, 2004 and 2005 would have been affected by the change in this accounting principle:

For the year ended December 31,	Cost of depreciation and amortization determined by (in thousands of US$)		Cost of aircraft maintenance determined by (in thousands of US$)
	Accrual method	Deferral method	Accrual method	Deferral method
2003	72,631	72,111	97,862	96,682
2004	77,443	76,840	120,818	116,621
2005	80,456	78,431	132,198	135,423

c)	The Company has no other knowledge of any other subsequent events that would have a significant effect on the balances or interpretation of these financials statements.

NOTE 26 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

As discussed in Note 9, the Company made a number of acquisitions in 2002, 2003, and 2005. The acquisitions in 2002 and 2003 were recorded pursuant to the book value purchase method for Chilean GAAP purposes. For these acquisitions there were no significant differences in the allocation of the purchase price or the determination of goodwill between the book value purchase method in accordance with Chilean GAAP and the purchase accounting method required pursuant to SFAS No. 141 in accordance with US GAAP. For acquisitions after December 31, 2003 the fair value purchase method is used for both Chilean GAAP and US GAAP. The companies acquired are not material to the consolidated financial position of the Company and therefore, pro forma financial statements showing the effect on operations as if the acquisitions had been completed at the beginning of the period are not presented.

For US GAAP purposes, the reversal of amortization of goodwill from the purchases made by the Company and the purchase accounting adjustments of conforming business acquisitions prior to June 30, 2001 to US GAAP are shown in paragraph 1 m) below. As a result of the annual impairment tests performed by the Company, no adjustment to the book value of goodwill was deemed necessary.

Under Chilean GAAP, the cost of an equity method investment is separated into an investment component (based on the purchase of the proportionate share of equity according to book values) and a goodwill component (based on the difference between the amount paid and the proportional book value of the investment). Under US GAAP, these components are combined in one balance sheet caption as an investment, and goodwill is determined in a manner similar to a consolidated subsidiary based on proportionate ownership. No disclosure has been presented for the effect of the reclassification between goodwill as determined under Chilean GAAP for equity method investments and goodwill determined under US GAAP as the effect of this reclassification is not significant.

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

As required by the Chilean Companies Act. unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2005 and 2004, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e)	Equity method of accounting

As mentioned in Note 2 l), for Chilean GAAP purposes, beginning in 2005, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 20% and 50% of the voting stock of the investee. Prior to 2005, when investments in related companies represented between 10% and 50% of voting rights the equity method was used. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity´s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003.

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

g)	Investment securities

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

The Company’s investments in bonds are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds is included in the reconciliation of reported Net income to Comprehensive income in accordance with US GAAP in paragraph 1 m) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

h)	Presentation in Statement of cash flows

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

As a result of these differences, the Consolidated Statement of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2005	2004	2003
	(In thousands of US$)
Net cash (used in) provided by financing activities under Chilean GAAP	177,888	(134,768)	(117,050)
Loans repaid	(38,180)	(11,504)	(3,899)

Net cash (used in) provided by financing activities under US GAAP	139,708	(146,272)	(120,949)

Net cash (used in) investing activities under Chilean GAAP	(560,422)	(152,869)	(120,353)
Acquisitions of property and equipment	38,180	11,504	3,899

Net cash (used in) investing activities under US GAAP	(522,242)	(141,365)	(116,454)

Net cash and cash equivalents at the end of year under US GAAP is as follows:

	At December 31,
	2005	2004	2003
	(In thousands of US$)
Cash	11,733	11,620	4,988
Time deposits	34,519	179,715	128,950
Defined-term mutual funds (included in Marketable Securities)	65,019	25,533	23,814

Total	111,271	216,868	157,752

There are no significant non-cash investing or financing transactions in the three years ended December 31, 2005.

i)	Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2005, 2004 and 2003 are classified as Other income (expense) - net whereas under US GAAP they would be recorded within continuing operations:

	Year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Non-operating income:
Swap fuel contracts	51,480	46,529	12,302

Total	51,480	46,529	12,302

Non-operating expenses:
Non-recurring indemnities paid to employees	—	—	1,121

Total	—	—	1,121

j)	Internal use software

As mentioned in Note 2 k), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not significant and accordingly, these costs are not included in the reconciliation to US GAAP of net income and net equity accounts in paragraph 1 m) below.

k)	Recognition of tax loss carryforwards

At December 31, 2000, Lan Perú had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and Lan Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Perú had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which expired without being utilized. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill, As a result, the US GAAP reconciliation in paragraph 1 m) below includes an adjustment to decrease goodwill on the purchase of Lan Perú in 2001 by ThUS$ 488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

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

m)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	146,601	163,552	83,555
Deferred income tax provision (par. 1 a)	2,923	(5,786)	(18)
Purchase accounting adjustments of property and equipment on Lan Cargo S.A (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	(64)	(64)	(64)
Reversal of depreciation of the revaluation from technical appraisal of property and equipment (par. 1 c)	—	—	30
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	—	414	1,531
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	2,233	(606)	453
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 l and par. 2 f)	59	59	59
Reversal of goodwill and its amortization (par. 1 b)	3,218	3,134	3,267

Net income in accordance with US GAAP	154,970	160,703	88,813

	For the year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate contracts (par. 1 l and par. 2 f)	9,441	4,179	8,298
Jet fuel swaps (par. 1 l and par. 2 f)	(6,344)	446	9,719
Treasury rate lock (par. 1 l and par. 2 f)	471	471	471
Unrealized gain (loss) on investment	(2,233)	10,565	77

Other comprehensive income (loss) before taxes	1,335	15,661	18,565
Income tax (expense) benefit related to items of other comprehensive income (par. 1 a)	(227)	(2,663)	(3,156)

Comprehensive income in accordance with US GAAP	156,078	173,701	104,222

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	502,713	434,557	352,564
Deferred income tax provision (par. 1 a)	(15,949)	(18,872)	(13,086)
Purchase accounting adjustments of property and equipment arising from Lan Cargo S.A. (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	492	556	620
Reversal of utilization of tax loss carryovers in Perú (par. 1 k)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	—	—	(414)
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	2,080	(153)	453
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization ) (par. 1 l and par. 2 f)	(206)	(265)	(324)
Difference in purchase accounting adjustments (par. 1 b)	(20,814)	(20,814)	(20,814)
Amortization of goodwill basis differences pre-SFAS 141 (par. 1 b)	8,201	8,201	8,201
Reversal of amortization of goodwill under chilean gaap subsequent to implementation of SFAS 141 (par. 1 b)	12,767	9,549	6,415

Total Shareholders’ Equity in accordance with US GAAP	488,796	412,271	333,127

	For the year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Accumulated other comprehensive loss	3,363	(9,635)	(25,044)
Other comprehensive income (loss), net of income tax	1,108	12,998	15,409

Accumulated other comprehensive income (loss) in accordance with US GAAP	4,471	3,363	(9,635)

Total shareholder’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	493,267	415,634	323,492

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands of US$
Balance at December 31, 2002	258,873
Reversal of accrued minimum dividend at December 31, 2002	250
Distribution of final 2002 dividend	(4,854)
Distribution of interim 2003 dividend	(34,999)
Other comprehensive (loss):
Gain from fair value of cash flow hedges	18,488
Unrealized gain on investment	77
Income tax expense related to items of other comprehensive income	(3,156)
Net income for the year	88,813

Balance at December 31, 2003	323,492

Balance at December 31, 2003	323,492
Distribution of final 2003 dividend	(6,776)
Distribution of interim 2004 dividend	(74,783)
Other comprehensive income:
Gain from fair value of cash flow hedges	5,096
Unrealized gain on investment	10,565
Income tax expense related to items of other comprehensive income	(2,663)
Net income for the year	160,703

Balance at December 31, 2004	415,634

Balance at December 31, 2004	415,634
Distribution of final 2004 dividend	(6,994)
Distribution of interim 2005 dividend	(71,451)
Other comprehensive income:
Gain from fair value of cash flow hedges	3,568
Unrealized loss on investment	(2,233)
Income tax expense related to items of other comprehensive loss	(227)
Net income for the year	154,970

Balance at December 31, 2005	493,267

2.	Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2005	2004	2003
	(In US$)
Earnings per share under Chilean GAAP	0.46	0.51	0.26
Basic and diluted earnings per share under US GAAP	0.49	0.50	0.28
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,909	318,909	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

b)	Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

	Cost		Gross Unrealized gains		Gross Unrealized losses		Fair Value
	2005	2004	2005	2004	2005	2004	2005	2004
	(In thousands of US$)
Bonds	47,964	87,757	8,409	10,642	—	—	56,373	98,399

Total securities available for sale	47,964	87,757	8,409	10,642	—	—	56,373	98,399

c)	Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Current income tax expense	(1,261)	(970)	(481)
Deferred income tax expense	(24,074)	(33,109)	(17,879)

Total provision under US GAAP	(25,335)	(34,079)	(18,360)

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Unearned income	(16,295)	(11,480)	(6,414)
Prepaid expenses	(6,100)	(7,405)	(5,256)
Property and equipment	(120,509)	(113,055)	(100,044)
Others	(916)	(689)	(3,563)

Gross deferred tax liabilities	(143,820)	(132,629)	(115,277)

Allowance for doubtful accounts	4,073	3,735	3,431
Tax loss carryforwards	33,282	46,752	62,535
Provision for vacations	2,732	2,517	1,994
Provisions for obsolescence of spare parts	4,593	3,814	2,499
Other	5,357	5,835	7,153

Gross deferred tax assets	50,037	62,653	77,612
Deferred tax assets valuation allowance	(10,988)	(10,803)	(7,498)

Net deferred tax liabilities	(104,771)	(80,779)	(45,163)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% (2005 and 2004) and 16.5% (2003) to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2005	2004	2003
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate Increase (decrease) in rates resulting from:	(30,298)	(33,113)	(17,683)
Non-taxable income	5,967	2,400	923
Non-deductible items	(334)	(271)	(258)
Change in valuation allowance	(185)	(3,305)	(2,053)
International income tax differences	(313)	548	800
Increase in Chilean tax rates (effect on deferred income tax)	—	—	(225)
Other	(172)	(338)	136

Provision for income taxes at effective tax rates	(25,335)	(34,079)	(18,360)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

The Company and certain of the Chilean subsidiaries (principally Lan Cargo S.A.) have tax loss carryforwards aggregating ThUS$ 120,024 at December 31, 2005 which have no expiration date. These tax losses have resulted in a deferred tax asset at that date of ThUS$ 20,404.

Inversora Cordillera S.A. and its subsidiary have tax loss carryforwards aggregating ThUS$ 13,911 at December 31, 2005 which have an expiration date of five years beginning in the first year that a loss is incurred. The related deferred tax asset was ThUS$ 4,869 at December 31, 2005 and a 35% valuation allowance has been provided.

LanLogistics, Corp. and its subsidiaries have tax loss carryforwards aggregating ThUS$ 11,085 at December 31, 2005 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset is ThUS$ 3,769 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 6,964 at December 31, 2005 which have expiration dates between three and five years after the year of the loss. The related deferred tax asset is ThUS$ 1,741 and a 100 % valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 4,100 at December 31, 2005 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,394 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$ 3,226 at December 31, 2005 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset was ThUS$ 1,097 at December 31, 2005.

d)	Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2005, 2004 and 2003 for which it is practicable to estimate that value.

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

The estimated fair values of the Company’s financial instruments on a US GAAP basis are as follows:

	At December 31, 2005		At December 31, 2004
	US GAAP Carrying amount	Fair Value	US GAAP Carrying amount	Fair Value
	(In thousands of US$)
Cash	11,733	11,733	11,620	11,620
Time deposits	34,519	34,519	179,715	179,715
Marketable securities	121,392	129,801	123,932	134,497
Current portion of long-term loans	53,104	68,351	34,098	37,479
Current portion of other long-term obligations	45,687	52,209	51,725	55,555
Bank loans (long-term)	521,974	479,416	317,233	318,856
Other liabilities (long-term)	192,700	164,075	235,667	227,577

Financial instruments:
Interest rate Derivatives	(10,472)	(10,472)	(19,913)	(19,913)
Swap fuel contracts	11,180	11,180	15,291	15,291

e)	Concentration of credit risk

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

Financial instruments: fuel price risk management

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude and global political factors. In order to minimize the risk of jet fuel price fluctuations, the Company enters into swap and option contracts in the jet fuel market or the West Texas intermediate (WTI) market. The decision to enter into hedge contracts in the jet fuel or WTI market depends on the relative price of each commodity at the supposed trade date.

The Company enters into swap, call and put option contracts in order to fix or limit (depending on the case) the market price at a certain level for a given quantity of the above mentioned commodities. Pursuant to such contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts. These contracts are classified as cash flow hedges for US GAAP purposes and as forecasted transactions for Chilean GAAP purposes.

As of December 31, 2005, the Company had some ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end. This ineffectiveness is based on the correlation of the projected market price of the underlying asset against the projected price of future fuel purchases. As of December 31, 2005, this ineffectiveness amounted to ThUS$ 2,080 and was recorded in earnings for US GAAP purposes in 2005.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Hedged Gallons (million gallons)	176	118	134
Gain loss on fuel hedge contracts (ThUS$)	51,480	46,529	12,302
Fair value of fuel hedge contracts (ThUS$)	11,180	15,291	15,451

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

Financial instruments: Interest rate risk management

The Company is exposed to the fluctuactions of the LIBOR interest rates, due to the financing of certain aircraft. In order to reduce this exposure, the company decided to hedge a high percentage of its debt through the use of interest rate swaps and interest rate options.

In May 1999, the Company entered into an interest rate swap contract with a financial institution for a notional amount of ThUS$ 50,000 to convert from floating rate (Libor based) to fixed rate for a period of five years. Pursuant to the contract, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of the contract. This contract expired in 2004. The loss on the contract during 2003 was ThUS$ 1,531 and the fair value at December 31, 2003, was estimated at a loss of ThUS$ 414. This swap did not qualify for a hedge relationship and accordingly was not designated as a hedge. Therefore, the fair value of the swap at December 31, 2003, of ThUS$ (414), (ThUS$ 1,945 at December 31, 2002) was charged to the results of operations for US GAAP purposes instead of as a charge to Other comprehensive income (loss) (see paragraph 1 m).

In May 2001 the Company also entered into six receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of ThUS$ 330,608. Pursuant to these contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of each contract. There is no associated cost to these contracts. The critical terms of these swap contracts, namely notional amounts and dates, have been negotiated to match the terms of the designated variable-rate debt; therefore, there is no ineffectiveness. Additionally, during October 2005, the Company entered into two interest rate swap contracts in order to hedge the Libor exposure of the financing of two A319-100 aircraft delivered in 2005.

The fair value and the losses of these swap contracts for the years ending December 31, 2005, 2004 and 2003, are as follows:

	2005	2004	2003
Losses on interest rate swap contracts (ThUS$)	(5,783)	(10,969)	(12,837)
Fair value of interest rate swap contracts (ThUS$)	(4,719)	(13,608)	(22,840)

During July 2003, the company entered into four interest rate cap contracts for a total notional amount of ThUS$ 127,753. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at ThUS$ 1,315.

During the same month, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year end amounted to ThUS$ 804.

During April 2004, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005. The fair value of these contracts at year end amounted to ThUS$ 246.

During 2005, the Company entered into three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on two aircraft delivered in 2005 and one to be delivered in 2006. The fair value of these contracts at year end amounted ThUS$ 268.

Under FAS 133, these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. However, this ineffectiveness is not recorded in earning because was not considered to be significant. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

At December 31, 2005, the Company had not received payment from any of the eleven aforementioned caps. The premium on the caps is being amortized throughout the term of each contract for Chilean and US GAAP purposes.

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

The forecasted transaction referred to above occurred on August 22, 2002. At that time the Company recognized a deferred loss of ThUS$ 3,622 under Chilean GAAP for the settlement of the Treasury rate lock contract. During 2002 and for US GAAP purposes, the Company recognized a net loss of ThUS$ 402 which represented the total ineffectiveness of the cash flow hedge of the forecasted securitization and debited Other comprehensive income for the remaining ThUS$ 3,219, which is being amortized over the life of the securitization contract (82 months). During 2005, the Company recognized an amortization charge for this concept amounting to ThUS$ 471 under US GAAP, (ThUS$ 471 during 2004 and ThUS$ 471 during 2003). The deferred loss on the hedging contract referred to above is included in the balance sheet under the captions Prepaid expenses and Other assets (current and non-current portions, respectively) and the corresponding amortization is included in Interest expense both for Chilean and US GAAP purposes. The effect of recording the ineffectiveness of cash flow hedge (net of amortization) in accordance with US GAAP is included in paragraph l m) above.

As a result of those hedging activities, the Company has 87.5% of its interest rate exposure hedged.

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

As of December 31, 2005 and 2004, the Company has no outstanding exchange forward contracts for hedging purposes.

In order to have a better yield on its investments in 2004, the Company entered into bank deposits in Chilean Peso together with a US dollar-Chilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a loss of US$ 1.9 million and is recorded in earnings under both Chilean and US GAAP.

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

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2005, 2004 and 2003 and the unrealized gain on available for sale securities has been included in 2005.

h)	Recent Accounting Pronouncements

In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. Accounting Principles Board Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 “Accounting for Certain hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.