Form 20-F/A
period 2005-12-31
Lan Airlines SA
filed 2007-04-23
CIK 1047716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1 TO THE ANNUAL REPORT

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

Yes  ☐    No  ☒

References to “we” and “our” in this amendment to the annual report on Form 20-F are to Lan Airlines S.A. and its consolidated subsidiaries.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed on June 30, 2006 (the “Form 20-F”), is being filed solely to add as exhibits (i) an agreement we entered into with Airbus S.A.S. related to the acquisition of 15 Airbus aircraft and (ii) an agreement we entered into with The Boeing Company related to the acquisition of three Boeing aircraft. In this Amendment, we have included these agreements as Exhibit 4.1.2 and Exhibit 4.2.2, respectively. Accordingly, we also have added Exhibit 4.1.2 and Exhibit 4.2.2 to the Exhibit List in Item 19. We note that portions of Exhibit 4.1.2 and Exhibit 4.2.2 have been omitted pursuant to a request for confidential treatment and that such omitted portions are being filed separately with the Securities and Exchange Commission.

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2006.

PART III

ITEM 19.	EXHIBITS

 Documents filed as exhibits to this annual report.

Exhibit No.	Description
1.1	By-laws of Lan Airlines S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

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

4.1.2	Amendment No. 3 to the Second A320 Family Purchase Agreement between Lan Airlines S.A. and Airbus S.A.S. dated as of March 6, 2007.**

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

4.2.2	Supplemental Agreement No. 23 to the Purchase Agreement No. 2126 between Lan Airlines S.A. and The Boeing Company dated as of December 14, 2006.**

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	These documents have been submitted separately to the Securities and Exchange Commission pursuant to a request for confidentiality treatment.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions are being filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Lan Airlines S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: April 23, 2007

EXHIBIT INDEX TO AMENDMENT NO. 1

Exhibit No.	Description
4.1.2	Amendment No. 3 to the Second A320 Family Purchase Agreement between Lan Airlines S.A. and Airbus S.A.S. dated as of March 6, 2007.**
4.2.2	Supplemental Agreement No. 23 to the Purchase Agreement No. 2126 between Lan Airlines S.A. and The Boeing Company dated as of December 14, 2006.**
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions are being filed separately with the Securities and Exchange Commission.