Form 20-F/A
period 2003-12-31
Lan Airlines SA
filed 2007-05-07
CIK 1047716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2 TO THE ANNUAL REPORT

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

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed on June 14, 2004 (the “Form 20-F”), as amended by Amendment No. 1 filed on December 21, 2004, is being filed solely to replace Exhibit 4.2 with the attached Exhibit 4.2 to reflect changes in the redacted portions of such exhibit in connection with our request for confidential treatment of such exhibit. These changes in the redactions were made in response to comments that we received from the Securities and Exchange Commission regarding our confidential treatment request.

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

Lan Airlines S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: May 4, 2007

EXHIBIT INDEX TO AMENDMENT NO. 2

Exhibit No.	Description
4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft.**
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

**	Portions of this document has been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.