Form 20-F/A
period 2005-12-31
Lan Airlines SA
filed 2007-05-07
CIK 1047716

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

Yes       No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer        Accelerated filer        Non-Accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes       No

References to ‘‘we’’ and ‘‘our’’ in this amendment to the annual report on Form 20-F are to Lan Airlines S.A. and its consolidated subsidiaries.

EXPLANATORY NOTE

This Amendment No. 2 (this ‘‘Amendment’’) to our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed on June 30, 2006 (the ‘‘Form 20-F’’), as amended by Amendment No. 1 filed on April 23, 2007, is being filed solely to add as an exhibits: (i) agreements we entered into with Airbus S.A.S. amending the purchase agreement we entered into in 1998 with Airbus S.A.S. and providing us with the option of purchasing 15 additional aircraft in the future; (ii) agreements we entered into with The Boeing Company related to the purchase of 15 Boeing aircraft; and (iii) agreements we entered into with GE Commercial Aviation Services Limited and Wells Fargo Bank Northwest N.A., as owner trustee, related to the lease of two Boeing aircraft. In this Amendment, we have included these agreements as Exhibits 4.1.1, 4.2.1 and 4.3, respectively, and accordingly, we also have revised the Exhibit List in Item 19. We note that portions of Exhibits 4.1.1, 4.2.1 and 4.3 have been omitted pursuant to a request for confidential treatment and that such omitted portions have been filed separately with the Securities and Exchange Commission.

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2006.

PART III

ITEM 19.    EXHIBITS

Documents filed as exhibits to this annual report.

Exhibit No.	Description
1.1	By-laws of Lan Airlines S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).
2.1	Amended and Restated Deposit Agreement among LanChile, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.3	Foreign Investment Contract Assignment Agreement among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.4	Right of First Refusal Agreement among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP S.A., Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.5	Supplement to Right of First Refusal Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., Axxion S.A., Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).
2.6	Joint Action Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., and Axxion S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).
4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie relating to Airbus A320-family aircraft and Airbus A340 series aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.1	Amendments No. 2 and 3, Letter Agreements No. 1, 2, 3, 4, 5, 6A, 6B, 7, 8 to Amendment No. 2, Side Letters to Amendment No. 2 and Side Letter to Amendment No. 3 to the Second A320F Purchase Agreement dated March 20, 1998 as amended and restated, between Lan Airlines S.A. (formerly known as Lan Chile S.A.) and Airbus S.A.S. (as successor to Airbus Industrie).*
4.1.2	Amendment No. 3 to the Second A320 Family Purchase Agreement between Lan Airlines S.A. and Airbus S.A.S. dated as of March 6, 2007.*

Exhibit No.	Description
4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).
4.2.1	Supplemental Agreements No. 16, 17, 18, 19, 20, 21 and 22 to the Purchase Agreement No. 2126 between Lan Airlines (formerly known as Lan Chile S.A.) and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, dated as of January 30, 1998.*
4.2.2	Supplemental Agreement No. 23 to the Purchase Agreement No. 2126 between Lan Airlines S.A. and The Boeing Company dated as of December 14, 2006.*
4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and Lan Cargo S.A., dated April 30, 2007; Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and Lan Cargo S.A., dated April 30, 2007.*
8.1	List of subsidiaries of the Company.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: May 7, 2007

EXHIBIT INDEX TO AMENDMENT NO. 2

Exhibit No.	Description
4.1.1	Amendments No. 2 and 3, Letter Agreements No. 1, 2, 3, 4, 5, 6A, 6B, 7, 8 to Amendment No. 2, Side Letters to Amendment No. 2 and Side Letter to Amendment No. 3 to the Second A320F Purchase Agreement dated March 20, 1998 as amended and restated, between Lan Airlines S.A. (formerly known as Lan Chile S.A.) and Airbus S.A.S. (as successor to Airbus Industrie).*
4.2.1	Supplemental Agreements No. 16, 17, 18, 19, 20, 21 and 22 to the Purchase Agreement No. 2126 between Lan Airlines (formerly known as Lan Chile S.A.) and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, dated as of January 30, 1998.*
4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and Lan Cargo S.A., dated April 30, 2007; Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and Lan Cargo S.A., dated April 30, 2007.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.