Form 20-F
period 2006-12-31
Lan Airlines SA
filed 2007-05-07
CIK 1047716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to
Commission File Number: 1-14728

Lan Airlines S.A.
(Exact name of registrant as specified in its charter)

Lan Airlines S.A.	Republic of Chile
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Presidente Riesco 5711, 20th Floor
Las Condes
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

Yes        No

i

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, references to ‘‘Lan Airlines’’ are to Lan Airlines S.A., the unconsolidated operating entity, and references to ‘‘LAN,’’ ‘‘we,’’ ‘‘us’’ or the ‘‘Company’’ are to Lan Airlines S.A. and its consolidated subsidiaries. All references to ‘‘Chile’’ are references to the Republic of Chile.

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to ‘‘$’’, ‘‘US$’’, ‘‘U.S. dollars’’ or ‘‘dollars’’ are to United States dollars, references to ‘‘pesos’’, ‘‘Chilean pesos’’ or ‘‘Ch$’’ are to Chilean pesos and references to ‘‘UF’’ are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the ‘‘dólar observado’’ or ‘‘observed’’ exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2006, which was Ch$534.43=US$1.00. The observed exchange rate on May 4, 2007 was 523.54=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See ‘‘Key Information—Exchange Rates’’ under Item 3.

Lan Airlines and the majority of our subsidiaries (including our main cargo subsidiary Lan Cargo S.A., or Lan Cargo) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. Generally accepted accounting principles in Chile, or Chilean GAAP, require monetary assets and liabilities to be translated at period-end exchange rates, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence and revenue and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized. As required by Chilean GAAP, the financial statements of our subsidiaries that report in Chilean pesos are adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index published by the Chilean National Institute of Statistics.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe’’ or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Latin American and world economies and their impact on the airline industry;

•	the effects on us from competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	the relative value of the Chilean peso compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in ‘‘Key Information—Risk Factors’’ under Item 3.

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

‘‘available seat kilometers’’ or ‘‘ASKs’’	The number of seats made available for sale multiplied by the kilometers flown.

‘‘available ton kilometers’’ or ‘‘ATKs’’	The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

‘‘systems available ton kilometers’’ or ‘‘systems ATKs’’	The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

‘‘revenue passenger kilometers’’ or ‘‘RPKs’’	The number of passengers multiplied by the number of kilometers flown.

‘‘revenue ton kilometers’’ or ‘‘RTKs’’	The load (cargo) in tons multiplied by the kilometers flown.

‘‘systems revenue ton kilometers’’ or ‘‘systems RTKs’’	The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

‘‘traffic revenue’’	Revenue from passenger and cargo operations.

Yield Measurements:

‘‘cargo yield’’	Revenue from cargo operations divided by RTKs.

‘‘overall yield’’	Revenue from airline operations (passenger and cargo) divided by system RTKs (passenger and cargo).

‘‘passenger yield’’	Revenue from passenger operations divided by RPKs.

Load Factors:

‘‘cargo load factor’’	RTKs (cargo) expressed as a percentage of ATKs (cargo).

‘‘overall break-even load factor’’	Total costs (operating expenses plus net interest expense less other revenue) per system ATK divided by overall yield.

‘‘overall load factor’’	RTKs (passenger and cargo) expressed as a percentage of ATKs (passenger and cargo).

‘‘passenger break-even load factor’’	Total costs attributable to passenger operations per ASK divided by passenger yield.

‘‘passenger load factor’’	RPKs expressed as a percentage of ASKs.

Other:

‘‘ACMI leases’’	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a ‘‘wet lease’’.

‘‘block hours’’	The elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

‘‘ton’’	A metric ton, equivalent to 2,204.6 pounds.

‘‘utilization rates’’	The actual number of flight hours per aircraft per operating day.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2006. The summary financial information for the three fiscal years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements included in this report.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as ‘‘Presentation of Information’’ and ‘‘Operating and Financial Review and Prospects’’.

Annual Financial Information

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ millions, except per share and capital stock data)
The Company(1)(5)
Statement of Income Data:
Chilean GAAP
Operating revenues
Passenger	803.7	918.4	1,169.0	1,460.6	1,813.4
Cargo	520.8	602.0	799.7	910.5	1,072.7
Other	127.9	118.4	124.2	135.3	147.9
Total operating revenues	1,452.4	1,638.8	2,092.9	2,506.4	3,034.0
Operating expenses(2)	1,390.4	1,527.1	1,920.8	2,364.7	2,731.3
Operating income	62.1	111.7	172.1	141.6	302.6
Other income (expense)
Interest income	3.8	6.3	10.8	12.4	7.9
Interest expense	(40.8)	(39.4)	(36.5)	(39.2)	(60.7)
Other income-net(2)	13.2	24.1	45.2	58.2	37.1
Total other income (expense)	(23.8)	(9.0)	19.5	31.5	(15.7)
Minority interest	(0.4)	(0.9)	0.2	1.8	1.2
Income before income taxes	37.8	101.9	191.8	174.9	288.1
Income taxes	(7.0)	(18.3)	(28.3)	(28.3)	(46.8)
Net income	30.8	83.6	163.6	146.6	241.3
Net income per common share(3)	0.10	0.26	0.51	0.46	0.76
Net income per ADS(3)	0.48	1.31	2.56	2.30	3.78
Operational Data Computed Using Financial Information Under Chilean GAAP
ASKs (million)	17,066.8	18,323.9	21,147.4	23,687.3	26,400.0
RPKs (million)	11,139.5	12,671.0	15,125.3	17,490.8	19,495.5
ATKs (million)	2,731.0	2,848.7	3,288.4	3,607.0	3,861.3
RTKs (million)	1,833.8	1,911.9	2,259.4	2,392.3	2,579.2
System ATKs (million)	4,281.8	4,539.2	5,256.2	5,810.8	6,349.9
U.S. GAAP(6)
Operating revenues	1,452.4	1,638.8	2,092.9	2,506.4	3,034.0
Operating income	56.6	122.9	218.6	150.9	295.7
Net income	34.2	87.9	164.7	156.3	209.7
Basic and diluted earnings per share(3)	0.11	0.28	0.52	0.49	0.66
Net income per ADS(3)	0.54	1.38	2.58	2.45	3.29

(table and footnotes continue on next page)

	At December 31,
	2002	2003	2004	2005	2006
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Chilean GAAP
Cash, time deposits and marketable securities	159.4	219.0	304.6	159.2	218.6
Miscellaneous current assets(4)	256.4	280.2	347.8	417.8	487.7
Property and equipment	1,026.4	1,009.5	979.0	1,252.3	1,876.0
Total other assets	143.2	132.3	197.9	314.3	346.5
Total assets	1,585.4	1,641.0	1,829.3	2,143.6	2,928.8
Long-term liabilities	813.5	765.4	809.0	955.3	1,421.9
Shareholders’ equity	308.9	352.6	434.6	502.7	626.3
U.S. GAAP(6)
Total assets	1,545.4	1,610.5	1,830.0	2,149.0	2,906.1
Long-term liabilities	821.6	748.9	796.5	938.7	1,431.9
Shareholders’ equity	258.9	351.7	447.8	526.8	592.7
Capital stock (millions of shares)	318.9	318.9	318.9	318.9	318.9

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.
(2)	To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the other income-net line in each of 2002, 2003, 2004, 2005 and 2006. We recorded a US$5.5 million fuel hedge loss in 2002, a US$12.3 million fuel hedge loss in 2003, a US$46.5 million fuel hedge gain in 2004, a US$51.5 million fuel hedge gain in 2005 and a US$12.9 million fuel hedge gain in 2006.
(3)	We had 318,909,090 common shares outstanding in each of the periods indicated, which is equivalent to 63,781,818 ADSs.
(4)	Total current assets less the sum of cash, time deposits and marketable securities.
(5)	The sums of the items may differ from the total amount due to rounding.
(6)	In 2006, the Company implemented a change in its accounting policy regarding its method of accounting for heavy aircraft and engine maintenance costs. For US GAAP purposes, the Company has retroactively applied the new methodology to financial statements for periods prior to 2006. For more information on the change in accounting policy, see ‘‘Operating and Financial Review and Prospects—Critical Accounting Policies—Maintenance’’ under Item 5 and Notes 2(p) and 3 to our audited consolidated financial statements.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 86% of our revenues and 78% of our operating expenses are denominated in U.S. dollars.

In accordance with the Chilean Corporation Law, we must pay annual cash dividends equal to at least 30% of our annual consolidated distributable net income each year (calculated in accordance with Chilean GAAP), subject to limited exceptions. As of April 13, 2007, we had declared aggregate dividends of US$13.8 million with respect to income for 2002, US$41.8 million with respect to income for 2003, US$81.8 million with respect to income for 2004, US$73.3 million with respect to income for 2005 and US$168.9 million with respect to income for 2006. Dividends for 2006 include two interim dividends paid in August 2006 and January 2007 and a final dividend paid in April 2007. The table below sets forth the cash dividends per common share and per ADS, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2002	January 16, 2003	8,961,000	318.91	0.02809	0.14045
	May 12, 2003	4,853,590	318.91	0.01521	0.07605
2003	August 25, 2003	11,583,459	318.91	0.03632	0.18160
	November 27, 2003	23,415,897	318.91	0.07343	0.36715
	May 13, 2004	6,776,018	318.91	0.02124	0.10620
2004	August 30, 2004	39,786,605	318.91	0.12475	0.62375
	December 29, 2004	35,000,000	318.91	0.10974	0.54870
	May 18, 2005	6,992,865	318.91	0.02193	0.10965
2005	September 2, 2005	36,452,425	318.91	0.11430	0.57150
	March 1, 2006	35,000,000	318.91	0.10975	0.54875
	May 17, 2006	1,849,186	318.91	0.00578	0.02890
2006	August 24, 2006	48,061,644	318.91	0.15071	0.75355
	January 18, 2007	67,787,211	318.91	0.21256	1.06280
	April 25, 2007	53,059,893	318.91	0.16638	0.83190

Our board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see ‘‘Financial Information—Other Financial Information—Dividend Policy’’ under Item 8.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of American Depositary Receipts, or ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
2002	756.56	641.75	694.46	712.38
2003	758.21	593.10	687.51	599.42
2004	649.45	559.21	612.13	559.83
2005	592.75	509.70	559.27	514.21
2006	549.63	511.44	531.03	534.43
2006
November	530.61	523.34	527.44	529.29
December	534.43	524.78	527.58	534.43
2007
January	545.18	532.39	540.51	545.18
February	548.67	535.29	542.27	538.42
March	541.95	535.36	538.49	539.37
April	539.69	527.08	532.30	527.08

Source: Central Bank of Chile
(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On May 4, 2007 the observed exchange rate was Ch$523.54 = US$1.00.

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

Risks Related to our Operations and the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business.

Passenger and cargo demand is heavily cyclical and highly dependant on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but no limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

The success of our business depends upon key regulatory issues and these issues may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply revenue management techniques and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. Accordingly, regulatory issues could adversely affect our business and result of operations.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities (among them, those from Argentina, Brazil, Chile, Ecuador, Mexico, Peru and the United States) fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the Chilean Junta Aeronáutica Civil, which we refer to as the JAC, and technical operative authorizations issued by the Chilean Dirección General de Aeronáutica Civil, which we refer to as the DGAC, and other corresponding local authorities of the countries in which we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

We depend on strategic alliances or commercial relationships in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminates.

In many of the jurisdictions in which we operate, we have found it in our interest, to maintain a number of alliances and other commercial relationships. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships and, in particular, with American Airlines, Iberia, Qantas or oneworld® deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected.

Our business and results of operation may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

Our business depends upon our access to key routes and airports. Our operations could be constrained by any delay or inability to gain access to key routes or airports, including:

•	limitations on our ability to process more passengers;

•	the imposition of flight capacity restrictions;

•	the inability to secure or maintain route rights in local markets or under bilateral agreements; or

•	the inability to maintain our existing slots and obtain additional slots.

We operate numerous international routes, subject to bilateral agreements and also internal flights within Chile, Argentina, Peru and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control. Recently, we faced a reduction in international ‘‘fifth freedom’’ routes in Peru, which we do not expect to have a material adverse effect on our business, but which exemplifies the route changes to which we may be subject. See ‘‘Information on the Company— Business of the Company—Regulation—Route Rights’’ under Item 4.

There can be no assurance that existing bilateral agreements between the countries in which our companies are based and permits from foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. We cannot assure that a change in a foreign government’s administration of current laws and regulations or that the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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

A failure to successfully implement our growth strategy would harm our business and the market value of the ADSs and our common shares.

Our growth strategy involves increasing the frequency of flights to the markets we currently serve and expanding our service to new markets. In order to carry out this strategy, we must be able to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter or in which we are seeking to expand our operations will provide passenger and cargo traffic that is sufficient to make our operations in those new markets profitable.

The expansion of our business will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas.

A failure to successfully implement our new short-haul business model would harm our business.

Our new short-haul business model involves, among other things, reducing our costs and lowering fares on many short-haul routes. We plan to reduce our costs primarily through higher Internet penetration and sales, reduced agency commissions and increased self check-in service through Internet check-in and airport kiosks. If we are unable to control costs or if lower fares significantly reduce the yield on short-haul routes, our results of operations could be negatively affected.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as natural disasters, epidemics, terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

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

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as salmon and produce exports from Chile and Peru, and fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign-exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 28.0% of our operating expenses in 2006. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using this type of mechanisms may also be limited.

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

We fly and depend upon Airbus and Boeing aircraft, and our business is at risk if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of March 31, 2007, we operated a fleet of 34 Airbus and 44 Boeing aircraft. These risks include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance of FAA or other directives restricting or prohibiting the use of Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	the adverse public perception of a manufacturer as a result of an accident or other negative publicity; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or from a third-party provider to deliver this aircraft.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business.

We are often affected by certain factors beyond our control, including weather conditions, which can affect our operations.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed, reducing our revenues.

Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business.

We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or any other similar event. There can be no assurance that, as a result of an aircraft accident or significant incident:

•	we will not need to increase our insurance coverage;

•	our insurance premiums will not increase significantly;

•	our insurance coverage will fully cover all of our liability; or

•	we will not be forced to bear substantial losses.

Substantial claims resulting from an accident or significant incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even if fully insured, could cause the negative public perception that our aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on our business, financial condition and results of operations.

Insurance premiums may also increase due to an accident or incident affecting one of our airline affiliates or alliance partners or affecting other airlines.

High levels of competition in the airline industry may adversely affect our level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases. Several of our competitors are larger than us and have greater brand recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries. The U.S.-Chile and other open skies agreements may subject us to further competition from international carriers. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger businesses, as well as sea transportation for our cargo business. Competition could reduce our passenger traffic and cargo demand, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

Some of our competitors may receive external support which could negatively impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

We may face increasing competition from low-cost carriers offering discounted fares, which could negatively impact our results of operations.

We have faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, in Brazil and other markets, the low-cost carrier business model appears to be gaining acceptance in Latin America. As a result, we may continue to face new and substantial competition from low-cost carriers in the future, which could result in significant and lasting downward pressure on the fares we charge for flights on our routes and, consequently could negatively impact our results of operations.

If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of our aircraft are subject to long-term operating leases. Our operating leases typically run from three to 12 years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

We are incorporating various new technologies and equipment and their phase-in may have a negative impact on our service and operating standards.

In recent years we have decided to incorporate a number of new aircraft, equipment and systems. The decision to incorporate these new elements has been based on their potential to enhance customer satisfaction, increase efficiency and/or streamline processes. However, the phase-in of these elements may temporarily result in lower service and operating standards which could affect how our customers perceive us and have a negative impact in our results of operations.

Our business may be adversely affected if we are unable to meet our significant future financing requirements.

We require significant amounts of financing to meet our aircraft capital requirements, and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand operations could be impaired and our business negatively affected.

Our business may be adversely affected by our high degree of debt and aircraft lease obligations compared to our equity capital.

We have a high degree of debt and payment obligations under our aircraft operating leases compared to equity capital. In order to finance our debt, we depend in part on our cash flow from operations. We cannot assure you that in the future we will be able to meet our payment obligations. In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on the secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue.

Increases in insurance costs and/or significant reductions in coverage would harm our financial condition and results of operations.

Following the 9/11 terrorist attacks, insurance companies dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons (other than passengers) for claims resulting from acts of terrorism, war or similar events. Although insurance costs have decreased since 2004, we cannot assure that these costs will continue to decrease or will not increase in the future.

In the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry in the markets in which we operate, airline insurers could reduce their coverage or increase their premiums. Increases in insurance costs and/or significant reductions in coverage would harm our financial condition and results of operations.

Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business.

Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results as well as our reputation.

Our financial success depends on the availability and performance of key personnel, who are not subject to non-competition restrictions.

Our success depends to a significant extent on the ability of our senior management team and key personnel to operate and manage our business effectively. Our employment agreements with key personnel do not contain any non-competition provisions applicable upon termination. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or if we are unable to attract and retain new qualified personnel, our business, financial condition and results of operations could be materially adversely affected.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

Approximately 40% of our employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

Pressure by employees could cause operating disruptions and negatively impact our business.

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt our operations and negatively impact our operating and financial performance, as well as how our customers perceive us.

For example, during the third quarter of 2001, members of one of our pilot unions implemented a series of actions that disrupted our services prior to the negotiation of their collective bargaining agreement, which had a negative impact on our operations and our profitability.

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

Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

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

Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while 14% of our revenues and 22% of our operating expenses in 2006 are denominated in currencies other than the U.S. dollar, mainly the Chilean peso. If the value of the peso or of other currencies in which revenues are denominated declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced significant volatility in recent years, including a nominal appreciation of 15.9% against the U.S. dollar in 2003, a nominal appreciation of 6.6% against the U.S. dollar in 2004, a nominal appreciation of 8.1% against the U.S. dollar in 2005 and a nominal devaluation of 3.9% against the U.S. dollar in 2006. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The disclosure required of foreign issuers under the Exchange Act is more limited than the disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities markets and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders.

As of March 31, 2007 our controlling shareholders, together, beneficially owned 54.99% of our voting common shares. These controlling shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time that you wish to do so may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past and could again require foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. Further, future changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

When we established our ADS facility as part of our initial public offering in 1997, there were foreign exchange controls in Chile. At that time, in order to allow the depositary and investors to be able to enter into foreign exchange transactions to repatriate from Chile amounts they received in connection with the deposited shares of common stock (including dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto), we entered into a foreign investment contract (the ‘‘Foreign Investment Contract’’) with the Central Bank and the depositary. The Foreign Investment Contract guaranteed ADS investors and the depositary access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and to repatriate such amounts.

In 2001, a new Compendium of Foreign Exchange Regulations (the ‘‘New Compendium’’) removed exchange controls and many other barriers to investment. However, even though there are no longer foreign exchange controls in Chile, all foreign investment contracts (including the Foreign Investment Contract), continue to remain in full force.

We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see ‘‘Item 10—Additional Information— Foreign Investment and Exchange Controls in Chile.’’

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

BUSINESS

Overview

We are one of the leading passenger airlines in Latin America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, and Argentina and international passenger services in Ecuador. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil and Mexico. We are initiating a strategy for stimulating demand for air travel in our short-haul markets by offering lower-fare options to travelers, at the same time as we lower our costs and increase the aircraft utilization rates and efficiency of our short-haul operations. For more information about our short-haul operations see ‘‘—Business of the Company— Passenger Operations—New Business Model for Short-Haul Operations’’ below.

As of February 28, 2007, we serviced 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, as of February 28, 2007, through our various code-share agreements, we offered service to 52 additional international destinations. We provide cargo service to all our passenger destinations and to approximately 15 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of February 28, 2007, the controlling shareholders held 54.99% of our capital stock. For more information about our controlling shareholders, see ‘‘Controlling Shareholders and Related Party Transactions’’ under Item 7.

Since this acquisition of our capital stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability every year despite significant challenges. Additionally, we have created a comprehensive network across the region by forming, together with local partners, or acquiring, passenger affiliates in Peru, Ecuador, and Argentina and cargo affiliates in Brazil and Mexico. In early 2004, we changed our corporate image and started using the ‘‘LAN’’ brand in order to better reflect the common values and attributes present in all the companies forming our network. We have complemented our own network with a set of bilateral alliances with carriers such as American Airlines, Iberia and Qantas, and have been a member of the oneworld® alliance since 2000.

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of February 28, 2007, in the passenger business we operated through five main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name ‘‘Lan Express’’), Lan Peru S.A. (‘‘Lan Peru’’), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (‘‘Lan Ecuador’’), and Lan Argentina S.A. (‘‘Lan Argentina’’, previously Aero 2000 S.A.).

In the passenger business we market our sales primarily under the ‘‘LAN’’ brand. As of March 31, 2007 we held a 99.9% stake in Lan Express through direct and indirect interests, a 70.0% stake in Lan Peru through direct and indirect interests, a 71.95% indirect stake in Lan Ecuador and an 80.0% indirect stake in Lan Argentina.

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

Competitive Strengths

Our strategy is to maximize shareholder value by increasing revenues and profitability through leveraging the operational efficiencies between our cargo and passenger divisions, thoroughly planning for our expansion efforts and carefully controlling costs. We plan to accomplish these goals by both focusing on our existing competitive strengths and implementing new strategies to fuel our future growth. We believe our most important competitive strengths are:

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in both Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the international market through our other passenger airlines. We are also the leading air cargo operator within, to and from South America. Our international and domestic passenger and cargo operations have increased substantially over the past four years in terms of capacity, traffic and revenue. Since 2002, passenger, cargo and total traffic revenues have grown 125.6%, 105.9% and 114.8%, respectively.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also reserve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2006, passenger revenues accounted for 60% of total revenues and cargo revenues accounted for 35% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 41.5 cents in 2006. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 16% of total costs in 2006, which we believe is a lower percentage than that of many other U.S. and European carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2006, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of more than 14 hours per day. In connection with the implementation of our new business model for short-haul operations, we expect utilization for narrowbody aircraft to reach approximately 12 hours by 2008. We are undergoing a re-fleeting plan that will enable us to modernize our short and long-haul fleets, as well as to reduce the number of aircraft families that we operate. Finally, our corporate culture promotes constant process streamlining and productivity enhancement.

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched our new brand ‘‘LAN’’ under which we operate all of our international passenger airlines. This brand commonality enables our customers to better identify with the high standards of service and safety that exist between all of our airlines. Our new image also has improved the visibility of our brand, and the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, we are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in the markets that they serve creates a truly global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 700 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. On April 1, 2007, Lan Ecuador and Lan Argentina became members of the oneworld® alliance. With these new memberships, all the companies in the LAN group are now members of this alliance.

Optimized Fleet Strategy

We make optimal use of our fleet structure through a combination of fewer aircraft types, modern aircraft and staggered lease maturities. We carefully select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of aircraft types we operate. For short-haul flights we operate mainly Airbus A320-family aircraft and Boeing 737-200s, which we plan to phase out in the next twelve months. For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. For ultra long-haul service, such as between Santiago and Madrid and between Santiago and Auckland, we use Airbus A340-300 aircraft. We believe that our streamlined fleet structure allows us to provide broader service across Latin America and in our domestic markets. Further, having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft.

The average age of our fleet as of March 31, 2007 was 9.9 years, making our fleet one of the most modern in Latin America. We are in the process of phasing out our Boeing 737-200s, our oldest aircraft, during the next year, and we expect that our purchase orders of additional aircraft for delivery between 2007 and 2011 will further reduce the average age of our fleet. We believe that having a younger fleet makes us more cost competitive through reduced fuel consumption and maintenance costs. We also believe that our modern fleet has enabled us to enjoy a high degree of performance reliability.

Additionally, our leased fleet is structured with staggered lease maturities over time to create the strategic flexibility to expand or reduce capacity according to market conditions. We believe that our aircraft and the flexibility of our fleet allow us to maximize aircraft utilization by adapting rapidly to changes in passenger and cargo demand in the markets that we serve.

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last five years, while much of the airline industry has faced significant competitive and liquidity crises, we have enjoyed a 20% compound growth rate in our total revenues while remaining consistently profitable.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to expand our capacity significantly over the next several years to accommodate robust growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth, we currently have an orderbook of 39 latest generation Airbus 320-family narrowbody aircraft and 11 Boeing 767 widebody passenger aircraft. In addition, we have leased two Boeing 777 dedicated freighters and we expect to lease four Airbus A340 widebody passenger aircraft, with deliveries expected between 2007 and 2011. We are also contemplating the possibility of purchasing two additional Boeing 777 aircraft.

We will continue to leverage the benefits of combining our passenger and cargo operations. Our passenger and cargo operations are equally important aspects of our business, and we dedicate the necessary resources, employees, facilities, management and fleet to enable both operations to provide high-quality service and to compete effectively in their respective markets.

Enhance the Profitability of our Short-Haul Operations through Our New Business Model

We have recently begun new initiatives to redesign our short-haul business model. A key objective of this program is to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights, and by phasing out our Boeing 737-200 fleet in favor of the new Airbus 320-family aircraft. We believe that these initiatives will increase efficiency and improve the margins of LAN’s short-haul operations. In addition, the new fleet will allow for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of our new business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, faster turn-around times, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will allow us to expand operations while controlling fixed costs, spurring a significant reduction in overhead costs per ASK by year-end 2008. We plan to pass on a portion of these operating efficiencies to consumers through fare reductions, which we expect will stimulate additional demand and enhance our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. We have embarked on the reconfiguration of the cabins of our Boeing 767 passenger aircraft in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. Our frequent flyer program, LANPASS, provides travel benefits and rewards to over two million loyal customers in Chile, Argentina, Peru, Ecuador and in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Continued Emphasis on Safety

Our top priority is safety, and we have structured our operations and maintenance to focus on safe flying. Our main maintenance facilities are certified by the FAA, JAA, DGAC and other civil aviation authorities. Our flight and maintenance safety procedures are certified under ISO 9001-2000 standards. We have programs in place to train our crews and mechanics to world-class standards both at facilities abroad or at our training centers, which we have developed in association with high-quality partners.

BUSINESS OF THE COMPANY

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of February 28, 2007, we operated passenger airlines in Chile, Peru, Ecuador and Argentina. We are also the largest air cargo operator in the region. Our international and domestic passenger and cargo operations and services have increased substantially over the past five years in terms of capacity, traffic and revenue.

The following table sets forth our gross traffic revenues by activity for the periods indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ millions)
The Company(1)
Total passenger revenues	803.7	918.4	1,169.0	1,460.6	1,813.4
Total cargo revenues	520.8	602.0	799.7	910.5	1,072.7
Total traffic revenues	1,324.5	1,520.4	1,968.7	2,371.1	2,886.1

(1)	Information provided for the Company consolidates Lan Peru beginning August 2001, Lan Ecuador beginning April 2003, Lan Dominicana beginning June 2003 and ending in May 2004, and Lan Argentina beginning June 2005.

Passenger Operations

General

As of February 28, 2007, our passenger operations were performed through airlines in Chile, Peru, Ecuador and Argentina. We operate international services out of Chile, Peru, Ecuador and Argentina, as well as domestic flights in Chile, Peru and Argentina. Between June 2003 and May 2004, we also operated international services to and from the Dominican Republic through Lan Dominicana, that we subsequently suspended due to market conditions.

As of February 28, 2007, our network consisted of 15 destinations in Chile, 12 destinations in Peru, two destinations in Ecuador, ten destinations in Argentina, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America, we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Papeete (Tahiti) and Sydney. In addition, as of February 28, 2007, through our various code-share agreements, we offer service to 22 additional destinations in North America, 11 additional destinations in Europe, 18 additional destinations in Latin America and the Caribbean (including Mexico), and one destination in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
The Company(1)
ASKs (million)
International(2)	13,011.5	14,505.3	17,389.0	20,025.9	22,497.1
Domestic(2)	4,055.2	3,818.6	3,758.4	3,661.4	3,902.8
Total	17,066.8	18,323.9	21,147.4	23,687.3	26,400.0
RPKs (million)
International(2)	8,457.8	10,271.5	12,620.5	15,032.9	16,961.9
Domestic(2)	2,681.8	2,399.5	2,504.9	2,457.9	2,533.6
Total	11,139.5	12,671.0	15,125.3	17,490.8	19,495.5
Passengers (thousands)
International(2)	2,582.3	3,143.5	4,114.6	5,495.8	6,369.4
Domestic(2)	2,734.2	2,365.6	2,464.4	2,471.1	2,511.9
Total	5,316.5	5,509.1	6,578.9	7,966.9	8,881.3
Passenger yield (passenger revenues/RPKs, in US cents)
International(2)	US¢6.86	US¢6.86	US¢7.29	US¢7.77	US¢8.73
Domestic(2)	US¢8.35	US¢8.90	US¢9.95	US¢11.89	US¢13.11
Combined yield(3)	US¢7.22	US¢7.25	US¢7.73	US¢8.35	US¢9.30
Passenger load factor (%)
International(2)	65.0%	70.8%	72.6%	75.1%	75.4%
Domestic(2)	66.1%	62.8%	66.6%	67.1%	64.9%
Combined load factor(4)	65.3%	69.1%	71.5%	73.8%	73.8%

(1)	Information provided for the Company consolidates Lan Ecuador beginning April 2003, LanDominicana beginning June 2003 and ending in May 2004, and Lan Argentina beginning June 2005.
(2)	Our domestic operations in Chile are classified as ‘‘Domestic.’’ Our domestic operations in Peru and Argentina are classified as ‘‘International’’.
(3)	Aggregate of international and domestic passenger yield.
(4)	Aggregate of international and domestic passenger load factor.

International Passenger Operations

As of February 28, 2007, we operated scheduled international services from Chile, Peru and Ecuador and Argentina through Lan Airlines, Lan Express, Lan Peru, Lan Ecuador and Lan Argentina. International passenger traffic has grown significantly due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and expansion into new market and routes.

Our international network combines our Chilean, Peruvian, Ecuadorian and Argentinean affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru and Ecuador with the creation of Lan Peru and Lan Ecuador in 1999 and 2003, respectively. In August 2006, we expanded our international operations through Lan Argentina, which until then had only been offering domestic flights. This strategy is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our four main hubs in Santiago, Lima, Guayaquil and Buenos Aires. We also provide regional services from Chile, Peru, Ecuador and Argentina. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub. The following table sets forth the destinations served from each of the aforementioned countries as of March 5, 2007:

Country of Origin	Destination	Number of Destinations
Chile	Argentina	8
	Bolivia	2
	Brazil	2
	Colombia	1
	Cuba	1
	Ecuador	2
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	Australia	1
Peru	Argentina	1
	Bolivia	2
	Chile	1
	Colombia	1
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3
Ecuador	Argentina	1
	Chile	1
	Peru	1
	United States	2
	Spain	1
Argentina	United States	1
	Brazil	1
	Chile	1
	Dominican Republic	1

According to JAC data, Chilean international air passenger traffic increased 6.2% in 2006 as compared to 2005, to approximately 19,042.6 million RPKs. We had a 49.4% market share in 2006, based on RPKs, compared to 50% in 2005. Our international operations out of Chile can be divided into four main segments: to North America, to Europe, to the rest of Latin America, and to the Pacific. As of February 28, 2007, the other principal carriers that transport passengers between Chile and North America with direct flights included American Airlines, Delta Airlines, and Air Canada. Grupo TACA and COPA also participate in the Chile-North American markets with stopovers in their respective Central American hubs. Our main competitors on routes between Chile and Europe were Air France-KLM, Iberia and Swiss. On regional routes our main competitors were Aerolineas Argentinas, Aeromexico, Avianca, GOL, TACA and TAM. We were the only airline operating between Chile and the South Pacific.

Based on the information provided by the Peruvian DGAC, international traffic to and from Peru grew 5.7% between 2005 and 2006 to approximately 3.2 million passengers. We had a 32% international market share in 2006, based on passengers, compared to 29% in 2005. Our Peruvian international operations can be divided into two main segments: to North America and to the rest of Latin America. As of February 28, 2007, our main competitors on direct routes to North America included American Airlines, Continental Airlines, and Delta Airlines. Grupo TACA and COPA also participate in the Peru-North American markets with stopovers in their respective Central American hubs. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolineas Argentinas, Aeromexico, TACA Peru, Avianca and GOL.

The Ecuadorian international market (using bookings by IATA travel agencies as proxy for total market size) increased 3.6% to approximately 1.5 million passengers between 2005 and 2006. According to travel agency statistics, we had a 19.4% market share of the Ecuadorian international market in 2006 compared to 17.5% in 2005. Our Ecuadorian international operations can be divided into three main segments: to North America, to Europe and to the rest of Latin America. As of February 28, 2007, on direct routes to North America, our main competitors were American Airlines, Continental Airlines and Delta Airlines. Grupo TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Based on our internal estimates, the Argentinean international market increased 9.1% to approximately 6.4 million passengers between 2005 and 2006. Our estimated market share of the Argentinean international market was 14.7% in 2006 compared to 14.5% in 2005. Our Argentinean international operation consists of operations between Buenos Aires and Miami, the Dominican Republic, Sao Paulo and Santiago. As of February 28, 2007, on the Miami route, our main competitors were American Airlines and Aerolineas Argentinas, TAM, Grupo TACA and COPA also participate in the Argentina-North American markets with stopovers in their respective hubs. On the Sao Paulo route, our main competitors were TAM, GOL and Aerolineas Argentinas. On the Santiago route, our main competitors were GOL, Aerolineas Argentinas and Air Canada.

Lan Argentina began providing international services in August 2006 with three weekly flights between Miami and Buenos Aires. By October 2006, Lan Argentina was operating daily flights on the Miami-Buenos Aires route. As of January 2007, Lan Argentina also operated 13 flights per week between Buenos Aires and Sao Paulo and one weekly flight between Buenos Aires and Punta Cana, Dominican Republic. In order to service international long-haul operations, Lan Argentina added two Boeing B767-300 passenger aircraft to its fleet during the second half of 2006.

New Business Model for Short-Haul Operations

We have recently embarked on an important project to redesign our short-haul business model. This project seeks to increase efficiency and improve the margins of LAN’s short-haul operations, including domestic operations in Chile, Argentina and Peru, as well as regional narrow-body aircraft operations. A key objective of this project is to increase utilization of our narrow-body fleet to a target of approximately 12 block hours per day per aircraft. We plan to achieve this objective through modified itineraries including more point-to-point and overnight flights, as well as through the phase-out of the existing Boeing 737-200 fleet in favor of the new Airbus 320-family aircraft during 2007 and part of 2008. The new fleet will allow for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

Other key elements of our new business model will be the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turn around time, and increased self-check-in service through web check-in and kiosks at airports. We expect that these initiatives, together with simplifications in back-office and support functions, will allow us to expand operations while controlling fixed costs, spurring a significant reduction in overhead costs per ASK by year-end 2008. We plan to pass on these operating efficiencies to consumers through fare reductions, which are expected to have a strong impact on stimulating new demand.

In 2006, we implemented certain aspects of our new business model for short-haul operations in the Chilean and Peruvian domestic markets. The promotional services launched under the new strategy included the Chilean cities of Punta Arenas, Puerto Montt and La Serena. We launched our new short-haul business model on all domestic routes in Chile during April 2007, with a marketing campaign which began in March 2007. We launched the new model in all domestic Peruvian routes, with the exception of Cuzco, in January 2007. Implementation of this new model is also in progress in the Argentinean domestic markets, as well as on certain regional routes.

Operations within Chile

Through the companies Lan Airlines and Lan Express we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of February 28, 2007, we flew to 15 destinations within Chile (not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) plus two seasonal destinations. Lan Airlines and Lan Express have integrated passenger operations, including operation under the same two-letter ‘‘designator reservation code’’, and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

As of February 28, 2007, we operated eight Airbus A320 family aircraft and 11 Boeing 737-200 aircraft in the Chilean domestic market. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the partial retirement of the Boeing 737-200s, which together led to significant operating benefits given Airbus’ greater efficiency. Moreover, during the last quarter of 2006, we implemented certain aspects of our new business model for short-haul operations, achieving increased load factors due to significant increased demand in certain test markets. The three promotional services launched under the new strategy, flying to the cities of Punta Arenas, Puerto Montt and La Serena, helped LAN finish the year with an increase of 11% on domestic traffic in Chile during the fourth quarter.

According to JAC data, our domestic market share in Chile was 75.8% for 2005 and 74.1% for 2006. Our main competitors in the domestic market are Sky Airlines with an 16.9% market share in 2006 and Aerolineas del Sur with a 8.8% market share in 2006. Sky currently operates a fleet of eight Boeing 737-200s and flies to 11 destinations. Aerolineas del Sur, which entered the market in December 2004, is affiliated with Aerolineas Argentinas, and operates to six destinations with four Boeing 737-200 aircraft.

There are currently no foreign airlines participating in the Chilean domestic market. Chile permits foreign airlines to operate in Chile if the airline’s home country gives similar treatment to Chilean airlines. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Operations within Peru

Through Lan Peru we are the leading passenger airline in the domestic Peruvian market. We have operated domestic flights in Peru since the creation of Lan Peru in 1999. As of February 28, 2007, we flew to 12 destinations within Peru. In 2004, in response to changes in the competitive structure of the domestic market, including the cessation of operations of Aerocontinente, we expanded our operations considerably and thereby expanded our presence in the Peruvian market. Specifically, we added service to four new destinations and incorporated five Airbus A320 aircraft to our domestic operations. Our strategy is based on delivering high quality service in Peru and providing intensive and convenient service to Peru’s main destinations while gradually expanding into new markets. In July 2006, an eighth Airbus A320 was incorporated to the fleet. During the last quarter of 2006, the Airbus A320 fleet was entirely replaced by an Airbus A319 fleet, as the smaller aircraft is considered moreappropriate for the Peruvian operations. This replacement has allowed Lan Peru to achieve significant efficiencies.

According to the Corporación Peruana de Aeropuertos y Aviación Comercial S.A., or CORPAC, data, our domestic market share in Peru was 42% for 2004, 65% for 2005 and 67% for 2006. According to the Company’s internal statistics, Lan Peru achieved a 70% domestic market share in February 2007.

Our main competitors in the Peruvian market during 2006 were Star Peru, AeroCondor, TACA Peru and Wayra Peru. In February 2006 one of our competitors, TANS, ceased operations. In November 2006, Wayra Peru, which had entered the market in March 2006, also ceased its operations. As of February 2007, our main competitors were Star Peru, Aerocondor and TACA Peru.

Operations within Argentina

Lan Argentina initiated services in June 2005, covering two Argentine domestic destinations from Buenos Aires, Cordoba and Mendoza. During 2005 and 2006 Lan Argentina increased the number of Argentine domestic destinations to eight adding Bariloche, Iguazu, Comodoro Rivadavia, Rio Gallegos, Ushuaia and Calafate. In March 2007, Lan Argentina initiated service from Buenos Aires to Salta with one daily flight.

From June to November 2006, Lan Argentina replaced all its Boeing B737-200 fleet, which consisted of five aircraft, with four Airbus A320 aircraft. We use these aircraft in both domestic and regional operations. The replacement of these aircraft enabled Lan Argentina to increase the scope, size and efficiency of its operations. In early March 2007, we incorporated a fifth Airbus A320 to its fleet.

In the domestic Argentine market, Lan Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In August 2006, by presidential decree, both the floor and ceiling of the regulated price range were increased by 20%. The decree delegated to the Transportation Secretary the authority to change prices, which up to then could only be done by presidential decree, and liberalized foreign ownership of Argentinean airlines, previously capped at 49%.

Our domestic market share in Argentina, based on our internal estimates for the October-December 2006 period amounted to 15%. Our competitors in the Argentinean market during 2006 were Aerolineas Argentinas and its affiliate Austral. Together, these two companies held substantially all of the remaining share of the domestic Argentine market.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of February 28, 2007:

•	oneworld®. In June 2000, Lan Airlines and Lan Peru were officially incorporated into the oneworld® alliance, a global marketing alliance consisting at that time of American Airlines, British Airways, AerLingus, Cathay Pacific Airlines, Qantas, Iberia and Finnair, which, among other benefits, offers improved service to frequent flyer customers. In April 2007, JAL from Japan, Royal Jordanian from Jordan and Malev from Hungary, together with Lan Ecuador and Lan Argentina, joined the alliance, while AerLingus withdrew from the alliance. Together, these airlines are able to offer customers travel advantages, such as approximately 700 worldwide destinations and schedule flexibility. Additionally, oneworld® is the first alliance to deploy full interline e-ticketing between its partners.

•	American Airlines. Since 1997, Lan Airlines has had an agreement with American Airlines which enables Lan Airlines and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on Lan Airlines flights and vice-versa. The Department of Transportation, or DOT, granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see ‘‘—Regulation—U.S. Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances’’ below. Through this alliance, we currently offer service to 18 additional destinations in the United States and Canada. In 2005, the DOT granted antitrust immunity to a similar agreement between Lan Peru and American Airlines. This antitrust immunity allows enhanced coordination between Lan Peru and American Airlines and both companies are currently in the process of developing code-share operations. Also in 2005, American Airlines signed commercial cooperation agreements with Lan Ecuador and Lan Argentina that enabled these two airlines to set up reciprocal accrual and redemption of frequent flyer rewards and code-share agreements with American Airlines.

•	Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and 14 non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2006, Iberia signed commercial cooperation agreements with Lan Ecuador and Lan Argentina that enabled these two airlines to set up reciprocal accrual and redemption of frequent flyer rewards.

•	Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of February 28, 2007, this code-share agreement includes six weekly frequencies operated by Lan Airlines.

•	British Airways. In August 2000, Lan Airlines initiated a new code-share agreement with British Airways on Lan Airlines flights between Buenos Aires and Santiago. British Airways withdrew from the Chilean market in August 2000, and continues to use the Lan Airlines code-share agreement in order to provide service for its passengers traveling from London to Santiago, through a connection in Buenos Aires. On May 8, 2001, we expanded this code-share agreement to include British Airways’ flights between Madrid and London.

•	Alaska Airlines. Since 1999, Lan Airlines has been in an alliance with Alaska Airlines Inc. which currently permits us to provide customers with service between Chile and the west coast of the United States and Canada. As part of this code-share agreement, we offer our customers service on Alaska Airlines’ flights to four destinations in the United States and Canada.

•	Aeromexico. In 2004, we expanded our previous alliance with Aeromexico. The new agreement includes of all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 12 domestic destinations in Mexico. Additionally, it provides our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards.

•	Mexicana. In 2004, we signed a new alliance with Mexicana that covers all of our passenger airlines. This agreement provides LAN with 13 additional destinations in Mexico, Central America and Canada. Additionally, our passengers benefit from smoother connections and are able to accrue and redeem their frequent flyer benefits on LAN’s or Mexicana’s programs.

•	Other alliances and partnerships: Lan Airlines has regional code-share agreements with Transportes Aereos del Mercosur S.A. (‘‘TAM Mercosur’’) from Santiago to Asunción, Paraguay (which is operated by TAM Mercosur). Since 2005 we have a code-share agreement with Korean Air. Under this agreement we place our code on Korean Air flights between Los Angeles and Seoul, while Korean Air places its code on our flights from Los Angeles to Santiago. In 2005, LAN and JAL signed a frequent flyer program that allows for reciprocal accrual and allowance of frequent flyer benefits.

Passenger Marketing and Sales

Even though we market our services under the common ‘‘LAN’’ brand, we differentiate our marketing strategies between our long-haul and short-haul services.

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Madrid, and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. As such, in 2006, we launched an US$80 million retrofit program for all of our Boeing B767-300 passenger aircraft, which merges our Business and First Classes into a Premium Business Class featuring full-flat seats, new entertainment units for both Premium Business and Economy cabins, together with a new on-board service. In 2006, LAN received the Business Traveler award for ‘‘Best Business Class in Latin America,’’ confirming the positioning achieved by the Company. Our aim is to give our long-haul passengers a sense of a ‘‘shorter’’ and more pleasant flight. For our Business passengers, our cabin features and on-board service aimed at providing the passenger with more time to rest, and for our Economy Class passengers, our upgraded entertainment units aim to make the flight a more enjoyable one. The retrofit program for the new configuration should be completed by August 2008.

We have redesigned our short-haul operations in order to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations. As such, these routes now feature modern planes, most with all-leather seats, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, Internet check-in and airport self-check-in. We expect to complete the phase-out of our Boeing B737-200 fleet by August 2008. Punctuality in our Chilean operations improved from 85% in 2005 to 90% in 2006 due to the new fleet.

Although we have reduced costs in recent years, we have focused on delivering the services and flight items valued by customers in order to maintain high levels of customer satisfaction. We continuously monitor our customers’ preferences through surveys and perception studies that encompassed approximately 101,000 people in 2006.

Branding

In March 2004, we launched our new ‘‘LAN’’ brand under which we started to operate all of our passenger service that we previously operated under the local brands such as ‘‘Lan Chile’’, ‘‘Lan Peru’’ and ‘‘Lan Ecuador.’’ We developed our new brand and corporate image after an extensive process supported by a leading global branding agency. Our corporate image is based on two core concepts: reliability and warmth. We expect that using a single, common brand will enable our customers to better understand the common service and operating standards that exist between our airlines. Additionally, we believe that our new image will improve the visibility of our brand, enhance flexibility, and increase the efficiency of our marketing efforts.

This marketing program involved changing our corporate image, including our logo and aircraft livery. As a result, all of our marketing efforts are now done using audiovisual elements based on the LAN brand. During 2005 and 2006, we focused on advancing the transition to our new brand. This included the gradual repainting of our fleet, which was completed in the second quarter of 2006. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by the decision of Airline Business magazine to recognize us in 2004 with its ‘‘Airline Strategy Award, Marketing.’’

Even though we now offer different products for our long-haul and short-haul operations, both products will be marketed under the same brand, as the corporate values behind the umbrella brand encompasses attributes applicable to both operations. This decision will result in significant savings as we only have to promote one brand, increasing the efficiency of our marketing efforts.

Distribution Channels

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales and accounted for approximately 76% of passengers during 2006. We paid these travel agents standard commissions ranging from 0% to 9% depending on the market. Consistent with our efforts to reduce commission costs and in line with current market practices, in recent years we have reduced standard commissions in several markets. In Chile, as of February 2007, we reduced the standard commission from 6% to 1% for Economy Class passengers, maintaining the 6% commissions for First and Business Class passengers. However, we are now charging a fee to customers for sales done through our own ticket offices or call centers in Chile, leaving the Internet as the only free-of-charge distribution channel. We are in the process of reducing commissions to agents in Peru and Ecuador.

Travel agents obtain airline travel information and issue airline tickets through Global Distribution Systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. We participate actively in all major international GDSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system.

Direct channels refer to sales by our own ticket offices, call-centers and website. In 2006, direct bookings accounted for approximately 24% of all of our passengers.

We have an extensive sales and marketing network in over 30 countries consisting of more than 100 domestic and international points of sale owned by us and of approximately 20 general sales agents.

Our call-centers support the growth of our operations by combining a remote sales channel with personalized service. During 2006, we continued on the consolidation of our main call-center located in Santiago. Today, it handles calls originated in Chile as well as those in foreign markets such as the United States, Uruguay, Brazil, Ecuador, Europe, and Mexico. As of 2007, we have two additional call-centers located in Argentina and Peru. These call-centers are complemented by approximately 180 home-based agents. We have continuously upgraded our systems incorporating technological advances to enhance efficiency and customer service.

Our website is an integral part of our commercial, marketing and service efforts. In March 2004, we replaced the different country-specific sites (such as lanchile.cl or lanperu.com.pe) with a unified one, www.lan.com, to better reflect the launch of our new corporate image. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, rising 57.4% in 2006 compared to 2005, and amounting to US$142.8 million in 2006. We are continuously improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communication. We send weekly promotional e-mails to more than 1.3 million subscribers, and members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website.

During 2006 we continued promoting our Internet-based check-in service for domestic flights, allowing passengers who are not checking in bags to obtain their boarding passes from their home or office, thus avoiding traditional airport counter procedures. In 2006, in order to complement the Internet-based check-in service, we introduced the airport self-check kiosks, which allow the passengers who are not checking bags to bypass the check-in counter going directly to the gate. As of February 2006, we had self-check kiosks in Santiago and Calama in Chile and Lima in Peru. The pilot program for the self-check kiosks was successfully done in Calama, a medium-size city in northern Chile, which as of February 2007 showed a 60% kiosk and Internet check-in utilization rate. In 2006, approximately 27% of our Chilean domestic passengers were using the check-in and self-check services, compared to 12% in 2005. As of February 2007, the kiosk and Internet check-in utilization rate had increased to 45% for domestic routes in Chile.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their penetration. E-tickets are a key element of our sales efforts through the Internet and our call centers and they also produce important simplifications in our back-office, enabling us to significantly reduce distribution costs. E-tickets, which accounted for approximately 83% of tickets sold during 2006, are currently available on more than 94% of LAN routes. Since 2003, we have advanced in implementing interline e-tickets, and, in line with this effort, in mid-2005 we completed the implementation of this feature with all of our oneworld® partners. We continue developing interline e-ticket agreements with most of our interline partners.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. Our advertising and promotional activities include the use of television, print and radio advertisements as well as direct marketing. The utilization of a common brand among our airlines has enabled us to launch regional campaigns focused in highlighting key attributes such as reliability and warmth. During 2006, we deployed several regional campaigns, aiming at reinforcing our positioning and at enhancing awareness about LAN’s network and its thorough coverage of South America. Most campaigns used local television and print in Argentina, Chile, Ecuador and Peru, as well as in regional media.

The launch of the international operations of Lan Argentina in August 2006 was supported by an intense marketing effort involving television, radio and print in Argentina. This campaign focused mainly on highlighting the initiation of new international operations while using the positioning of the LAN brand as an anchor. In Peru and Ecuador during 2006, we launched campaigns to enhance awareness of attributes such as reliability and differentiating technological advances such as web check-in. Additionally, specific advertisement campaigns were implemented to stimulate Internet sales, as well as web-based check-in and service redemption, and stimulate low-season travel.

LAN has built a comprehensive database that includes valuable information such as flying preferences, demographic and other relevant customer information, which is used to generate targeted promotions to different customer segments, reducing dilution and maximizing response rate. This type of information is also a source for customer metrics and monitoring and provides significant management information.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. LANPASS’s objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. Worldwide, LANPASS has approximately 2.3 million members.

Customers earn kilometers in their LANPASS accounts based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets or upgrades. Under our current frequent flyer program, our passengers are grouped into one standard level and three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access, and preferred boarding and check-in.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador and Argentina, which give additional kilometers to customers for using their services. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements with other carriers, such as Alaska Airlines, Aeromexico and Mexicana, that allow us to benefit from the loyalty of their customers, as they can accrue miles under their frequent flyer program when traveling on LAN’s flights.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase the penetration of the program outside Chile. In 2006, the LANPASS members grew 34% in Peru, 25% in Ecuador and 58% in Argentina.

Cargo Operations

General

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
The Company
RTKs (millions)
International	1,788.2	1,876.6	2,226.5	2,359.4	2,548.0
Domestic	45.6	35.2	32.9	32.8	31.2
Total	1,833.8	1,911.9	2,259.4	2,392.3	2,579.2
Weight of cargo carried (millions of tons)
International	388.2	397.4	481.3	504.2	540.0
Domestic	32.8	26.8	25.1	24.8	24.1
Total	421.0	424.2	506.3	529.0	564.1
Total cargo yield (cargo revenues/RTKs, in US cents)	US¢28.40	US¢31.49	US¢35.39	US¢38.06	US¢41.59
Total cargo load factor (%)	67.1%	67.1%	68.7%	66.3%	66.8%

Our cargo business generated revenues of US$799.7 million in 2004, US$910.5 in 2005 and US$1,072.7 in 2006. This represented 38.2%, 36.3% and 35.4% of our operating revenues, respectively. Cargo revenues grew 34.1% between 2004 and 2006 primarily due to the addition of new routes and improvement in yield. Our international cargo routes to, from and within Latin America accounted for 98% of total cargo revenues for 2004, 2005 and 2006.

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of 78 destinations (63 operated by passenger and/or freighter aircraft and approximately 15 operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico, and Absa in Brazil. We also have a minority stake in Florida West International Airways in the United States. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. For information about our fleet, see ‘‘—Fleet—General’’ below.

We transport cargo in four ways: (i) in the bellies of our passenger aircraft, (ii) in our own dedicated freighter fleet, (iii) in belly space that we purchase from other airlines and, (iv) in aircraft that we charter or lease pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance), which are also known as ‘‘wet-leases,’’ in which the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance, pursuant to short- and medium-term contracts.

Our international cargo operations are headquartered in Miami, whose geographical location positions it as the natural gateway for Latin American imports and exports to and from the United States, and since 2001, are located in our 380,000 square-foot facilities located within the Miami International Airport. The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. To complement our own cargo operations to the United States, we have negotiated commercial agreements with American Airlines on some routes from Miami to Brazil.

We operate to three gateways in Europe: Madrid, which we serve via passenger aircraft (using our flights from Santiago and Guayaquil), Frankfurt (through both passenger flights and freighter operations since October 2002, when we signed our partnership with Lufthansa Cargo (for more information on this agreement see ‘‘—Cargo Agreements’’ below)), and Amsterdam (through freighter operations since October 2005).

In Latin America, the principal origins of our cargo are Chile, Ecuador, Peru, Argentina and Brazil, which represent a large part of our northbound traffic.

Our international cargo traffic increased 42.5% between 2002 and 2006, from 1,788.2 million cargo revenue ton kilometers in 2002 to 2,548 million cargo revenue ton kilometers in 2006. International cargo traffic increased 18.6% in 2004, 6.0% in 2005 and 8.0% in 2006 and accounted for 98% of our total cargo revenues during 2004, 2005 and 2006.

We believe that the primary reasons for the growth in cargo operations are:

•	increased trade throughout Latin America;

•	our expansion and growing presence in new cargo markets;

•	a worldwide trend toward greater consumption of fresh fruit, fresh fish and other fresh products;

•	commercial agreements with other airlines; and

•	a worldwide trend towards companies reducing their inventories and shipping more frequently as part of their supply chain management.

In general terms, cargo flows are unidirectional. This characteristic is a key determinant of the structure of cargo operations as well as of the commercial conditions in the cargo business. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. Furthermore, demand weakness in one direction may limit the capacity that is profitable to allocate to some routes, therefore creating pressure on fares in order to compensate for weaker revenues in one particular direction. The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. From 2002 to 2003, our international operations were characterized by very strong export traffic out of Latin America, but gradual increases in import demand, as well as the deceleration of export growth, led to more balanced cargo flows during 2004. Further extension of this trend led to excess demand on southbound routes in 2005 and 2006.

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. As such, during 2003 we allocated additional capacity to northbound routes and adjusted fares on northbound routes in response to excess demand. During 2004 we gradually adjusted our operations to leverage a more balanced demand environment by performing an increased number of direct roundtrips between key export and import markets. However, weakness in exports during 2005 and 2006 drove us to support the northbound segment of certain routes with stop-overs in additional export markets, to reduce northbound fares to stimulate demand and to raise southbound fares.

Despite some initial challenges, during 2006 we implemented a series of measures and projects that led to improved margins. Among other things, we implemented a new fleet model, reducing wetlease utilization in favor of more efficient owned fleet. We also streamlined our network in order to improve our route profitability. We increased the Miami warehouse capacity as a result of a new rack system. We simplified the cargo transit processes and improved tracking at each stage of the cargo shipment allowing for better accountability and operational feedback. We performed more revenue management in order to compensate unbalanced traffic and increased fuel cost. Finally, we implemented a new configuration in our freighter aircraft allowing for a more optimal volume utilization.

During the last five years, we also improved our competitive position as key operators reduced their operations, and competitors such as UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but despite this increase in competition, we have been able to maintain solid market shares in large part because of the efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Cielos del Perú S.A., Transportes Aereos Mercantiles Panamericanos S.A., or TAMPA, Arrow, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France-KLM.

Cargo Agreements

Since 2002, Lan Cargo and Lufthansa Cargo have had an agreement to exchange capacity between Europe and Latin America. As part of this agreement, Lan Cargo allocates space to Lufthansa Cargo on its flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to Lan Cargo on its flights between Europe and Brazil and Argentina.

We also have agreements with Asian carriers such as Korean Airlines, JAL, China Airlines, Air China and Cathay Pacific, through which Lan Cargo receives space allocations from these airlines to move our cargo from Seoul, Tokyo, Taipei, Shanghai and Hong Kong to Los Angeles and Miami connecting with our network. In exchange, Lan Cargo provides them with space from these same two hubs in the United States to all Latin American destinations as well as feeding them with westbound cargo.

Marketing and Sales

Our sales and marketing efforts are carried out either directly when we have a local office or through general sales agents. In Latin America we have our own offices in all key markets. In the United States we have our own offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe we have offices in Frankfurt and Madrid and use agents in other key cities. Finally, in Asia all our sales efforts are done through general sales agents. In total, we maintain a network of more than 40 independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments, and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, Lan Cargo offers special, value-added products such as Positive Flight Specific or FS, which enables the customer to choose a specific passenger flight to transport its goods.

Fleet

General

As of March 31, 2007, we operated a fleet of 78 jet aircraft, comprised of 68 passenger aircraft and 10 cargo aircraft, as set forth in the following chart.

	Number of aircraft in operation(1)			Average term of lease remaining (years)	Average age (years)
	Total	Owned	Operating lease
Passenger aircraft
Boeing 737-200	14	4	10	<1.0	26.3
Airbus A319-100	15	10	5	9.22	1.5
Airbus A320-200	15	4	11	4.9	5.7
Boeing 767-300 ER	20	7	13	2.0	9.5
Airbus A340-300	4	0	4	6.1	6.0
Total passenger aircraft	68	25	43	4.6	9.5
Cargo aircraft
Boeing 737-200C freighter	1	1	0	—	36.9
Boeing 767-300 Freighter	9	8	1	6.7	4.8
Total cargo aircraft(2)	10	9	1	6.7	4.8
Total fleet(1)	78	34	44	4.7	9.9

(1)	Does not include one Boeing 767-200 passenger aircraft leased to Aeromexico.
(2)	The total cargo fleet average age excludes the Boeing 737-200C freighter, which does not represent a significant portion of our cargo fleet.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2004	2005	2006
	(measured in hours)
Passenger aircraft
Airbus A340-300	16.0	16.0	15.8
Boeing 767-300 ER	15.2	14.8	14.1
Airbus A320-200	9.4	9.6	10.1
Airbus A319-100	8.1	8.8	9.4
Boeing 737-200	6.0	6.1	5.6
Cargo aircraft
Boeing 737-200C	3.4	3.4	3.9
Boeing 767-300 Freighter	16.5	16.7	16.6

We operate different aircraft types as we perform various different missions ranging from short-haul domestic trips to long-haul trans-Pacific flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights we operate mainly the Airbus A320-family aircraft and Boeing 737-200s. We plan to gradually phase-out our Boeing 737-200s in the next 12 months and transition to an all-Airbus A320 family fleet.

The A320-family aircraft which we currently operate have been acquired pursuant to a purchase agreement with Airbus in 1999 and subsequently amended from time to time and finally amended in 2005, and also incorporated pursuant to operating leases. As a consequence of the amended purchase agreement, as of March 31, 2007 we had outstanding orders for 20 Airbus A318 and four Airbus A320 aircraft for delivery between the remainder of 2007 and 2008. Additionally, we recently exercised options for 15 additional short-haul aircraft for delivery in 2009, 2010 and 2011. As a consequence of having exercised these options, we plan to receive 39 aircraft between the remainder of 2007 and 2011. The A320-family includes the A318, A319, A320 models and we plan to receive 23 A318, three A319, and 13 A320. Our purchase contracts with Airbus provide for some flexibility with regard to future changes in aircraft types and delivery dates. For more information, see ‘‘Additional Information—Material Contracts’’ under Item 10. We believe that our fleet of A320-family aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. We believe that these aircraft’s size and range provide an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The aircraft that we currently operate have been incorporated to our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. Between 2004 and 2006 we placed additional orders for 18 Boeing 767-300 passenger and Freighter aircraft for delivery between 2005 and 2009. The first two aircraft, both freighters, were delivered during the second half of 2005. During 2006, we received four passenger aircraft featuring a new upgraded two-class configuration, and one additional dedicated freighter. We plan to receive three additional passenger aircraft during 2007. Eight Boeing 767-300 passenger aircraft are currently scheduled for delivery between 2008 and 2009. Our contract with Boeing provides for certain flexibility with respect to the aircraft type to be received.

We operate four Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration, these aircraft are well-suited to perform trans-Atlantic and trans-Pacific missions out of Santiago. We plan to receive one additional leased Airbus A340-300 during 2007 and three additional A340-300s during 2008.

From time to time, we also purchase used aircraft for opportunistic and economic reasons. Because of the attractiveness of the purchase price compared to the cost of continuing to lease the aircraft, we acquired one DC-8 in 2003 that was previously leased to LAN. The latter was sold in 2004. In 2003, we converted one of our Boeing 737-200 passenger aircraft into a freighter to serve domestic routes.

Historically, we have also utilized between one and six cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increase access to certain cargo destinations resulting from increased capacity and access to destinations outside the Lan Cargo network. As of March 31, 2007, we were utilizing two Boeing 747 freighter and one DC-10 aircraft under ACMI leases from different suppliers. Our current ACMI contracts are structured for periods of less than 12 months.

Fleet Leasing and Financing Arrangements

Our financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases.

Between 1998 and 2001, LAN acquired eight Boeing 767s, which were fully financed by three separate syndicated credits backed by U.S. Export-Import Bank (‘‘Ex-Im Bank’’) guarantees. While four of the planes were financed utilizing twelve-year payment profiles, the payment profiles of these four planes were successfully extended to 15 years through the use of accreting loans, pursuant to which the loan principal grows over a period of time. This extension made LAN the first airline to receive this type of financing with Ex-Im Bank support.

Between 2004 and 2006, LAN ordered 15 Boeing 767-300 passenger aircraft and Freighters for delivery between 2005 and 2008. In 2004 the company structured a new syndicated facility for

US$260 million to finance the entire cost of the two Boeing 767-300 Freighters delivered in 2005 and the first Boeing 767-300 passenger aircraft delivered in 2006. In 2005, LAN finalized the syndicated facility to fund the purchase of four Boeing 767-300 passenger and Freighter aircraft for delivery in 2006. Between 2005 and 2006, LAN also finalized two additional syndicated facilities to fund the purchase of the remaining eight Boeing 767-300 passenger and Freighter aircraft for delivery in 2007 and 2008. All of these loans are guaranteed or expected to be guaranteed by Ex-Im Bank with a 12-year financing 85% of each of the eight aircraft scheduled to be delivered between 2007 and 2008.

In 2006, LAN structured a pre-delivery payments facility for three of the aircraft discussed above with deliveries in 2007 and 2008.

In 2006, LAN also ordered three additional Boeing 767-300 passenger aircraft for delivery in 2009. We plan to finance these aircraft partially by an intended new Ex-Im Bank guaranteed facility and partially with funds generated from operations. In April 2007, we entered into two lease agreements with GE Commercial Aviation Services for the lease of two B777-200LR Freighters, for delivery in 2009.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financing). This umbrella facility provided for guarantees from the English, French and German export credit agencies, or export credit agencies. Our repayment profile for each aircraft financed under the facility was of up to 18 years. Under this financing package we incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. Even though this facility covered the aircraft scheduled to be delivered under our 1998/9 Airbus purchase agreements through December 31, 2006, we decided to fund the 2006 deliveries with a new facility negotiated in 2006.

This new facility financed the acquisition of eight Airbus A319 delivered in 2006 and will finance the acquisition of 24 Airbus A320-family aircraft between 2007 and 2008. This new US$920 million facility is similar to the previous one as we drew separate loans in connection with the specific financing requirements of each Airbus aircraft. This facility is based on support guarantees from the export credit agencies. Under this financing package we will incorporate into our fleet Airbus aircraft through operating leases, financial leases and tax leases. The facility covers 85% of the purchase price of each aircraft plus the associated export credit agencies premium. The remaining 15% will be funded directly by us.

We will finance the 15 A320-family options in part through a facility similar to the facility described above, and partially with funds generated from operations.

On June 12, 2005, we made the final payment with respect to a Boeing 767-200 aircraft we held under a capital lease. We subleased this aircraft to a third party at market rate and recently extended this sublease until May 2007.

As of March 31, 2007, we held 44 aircraft under operating leases. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2006, aggregate future minimum lease payments required under our aircraft operating leases were US$735.6 million. Our operating leases have terms ranging from three to 12 years from the date of delivery of the aircraft. For more information, see Note 18 to our audited consolidated financial statements.

We are currently evaluating the possible leases of four Airbus A340-300 aircraft. We are also currently evaluating the possible purchase of additional wide-body aircraft. We have periodic discussions with Airbus and Boeing, but have not established any definitive plans. For more information on our expected future capital expenditures in connection with aircraft purchases see ‘‘Capital Expenditures’’ under Item 5.

Maintenance and Safety

Maintenance

Our heavy maintenance, line maintenance and component shop are equipped to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

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

Our engineering and maintenance division is subjected to multiple recurrent external audits from aviation authorities such as the Chilean DGAC, the FAA, the European JAA, the Argentine DNA, and the Brazilian National Civil Aviation Agency. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our engineering and maintenance division is ISO 9001-2000 certified and holds FAA and EASA Part-145 certifications.

We also rely on third parties for certain maintenance of our aircraft and engines. Lufthansa Technik provides our Airbus A320-family and A340 component support on a power-by-the-hour basis under a long-term contract, which runs until 2013. International Aero Engines provides the A320 engine support on a power-by-the-hour contract, which runs for 12 years once each engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which runs until 2013. The maintenance of most of our Boeing 767 engines is provided by General Electric. Substantially all of our other engine maintenance is also provided by third parties. Our Boeing 767-components are maintained by Air France-KLM under a 10-year total component support contract. We are also outsourcing some heavy maintenance work to qualified stations in South America.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LAN Technical Training S.A.

Operational Safety and Safety Organization

We place a high priority on providing safe and reliable air service, as it is considered a fundamental asset to LAN and one of the basic pillars for the development of our company. We have uniform safety standards and safety-related training programs that cover all of our operations. LAN has implemented a Safety and Quality Management System through the operational areas of the company which is certified by Chile’s DGAC. The system provides clear definitions of the functions and responsibilities regarding Operational Safety, from the top to the bottom of the airline. It enforces the commitment and knowledge from everyone in the company with all actions that could affect safety.

The Operational Safety Director is responsible for the Operational Safety Oversight and the implementation of a Safety Management System, or SMS, within LAN. The Operational Safety Director supervises a staff of approximately 12 safety specialists of different backgrounds, including, pilots, aeronautical engineers, aircraft maintenance engineers, occupational safety specialists, a psychologist and dangerous goods specialists.

Our corporate operational safety organization consists of five main areas:

1.	Flight Safety Areas: The Flight Safety Area oversees and audits our operational safety measures, investigates major incidents and programs and controls the LOSA and FOQA Programs (as defined below).

2.	Maintenance Safety Area: The Maintenance Safety Area oversees and audits our maintenance safety measures and investigates maintenance-related incidents.

3.	Flight Safety Data Management Area: The Flight Safety Data Management Area is responsible for the maintenance and administration of safety-related databases and software.

4.	Airport and Airside Safety Area: The Airport and Airside Safety Area oversees and audits safety measures related to our ground handling areas and investigates related incidents.

5.	Cargo Safety Area: The Cargo Safety oversees and audits our safety measures related to cargo.

The main safety programs and procedures include:

•	Flight Operations Quality Assurance (FOQA). Since the end of 2002, LAN has been implementing a Flight Data Monitoring program using mainly two different analysis programs. The Flight Data Monitoring program is fully developed for the A320 family, A340 and B767 fleets. The statistical information obtained has produced standard operational procedures changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

•	Mandatory Occurrence and Mandatory Reports. Our operations policy manuals define the incidents that require a mandatory report. On a voluntary basis, personnel can provide confidential reports to the Flight Safety Area in hard copy or electronic form, on a confidential basis.

•	Safety Information Management. All safety information regarding all occurrences is entered into dedicated software, where they are analyzed according to their potential risk. Important incidents are investigated thoroughly. The relevant areas related to each particular incident implement corrective actions with the assistance of the corporate operational safety directory.

•	Line Operation Safety Audit (LOSA). LOSA is a program designed to survey and analyze the safety components or our equipment and operations. LOSA observations have been conducted on the A-340, A-320 and B767 fleets. In 2007, a second LOSA observation will be applied to the A-340 Fleet, which will give important information of the effectiveness of the corrective actions recommended by the first observation conducted in 2004.

•	Quality Assurance and IOSA Certification Programs. Our flight and maintenance safety areas have a quality assurance system and are currently certified ISO 9001-2000. Our safety management system is based on the ISO 9001-2000 standards. We also periodically evaluate the skills, experience and safety records of our pilots in order to maintain strict control over the quality of our pilot crews. All of our aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. For more information, see ‘‘Directors, Senior Management and Employees—Employees’’ under Item 6. In July 2006, Lan Airlines, finalized the IATA Operational Safety Audit, or IOSA, certification audit. All LAN affiliate companies are scheduled to be audited by a certified audit organization by the end of 2007.

We also have an operational safety committee, composed of senior executives and key operational managers, responsible for the initiation safety-related actions.

All of our B767, A320 and A340 fleets are equipped with an enhanced ground proximity warning system, a traffic collision avoidance system, a wind shear detection system and reduced vertical separation minimum capabilities.

Since 1991, we have had no accidents involving major injury to passengers, crew or aircraft.

Fuel Supplies

The availability and cost of jet fuel have a significant impact on our results of operations. Fuel costs represented 21.6%, 27.2% and 28.0% of our operating expenses in 2004, 2005 and 2006,

respectively. In 2006, we purchased a substantial portion of the fuel for our domestic flights in Chile and a portion of the fuel for our international flights through four-year renewable contracts with Air BP, COPEC and Exxon Mobil Aviation and through a one-year renewable contract with Repsol YPF. We also purchase a portion of the fuel for our international flights through fuel contracts with well-known international fuel suppliers located at the destinations of those flights. In Peru, we purchase our fuel mainly from Repsol YPF, Exxon Mobil and Petroperu. In Ecuador, we purchase our fuel mainly from Repsol YPF. In Argentina, we purchase fuel mainly from Repsol YPF, Exxon and Shell. In the United States, we purchase our fuel mainly from Morgan Stanley, Chevron, Air BP, CITGO (through traders) and Glencore.

Over the last few years, our fuel consumption and expenses have increased primarily as a result of increases in our operations. Fuel prices are influenced by economic and political factors and events occurring throughout the world, and this has led to significant volatility. In 2006, fuel costs increased 18.9% due to a 10.2% increase in average fuel prices for the year and 7.8% increase in consumption. We can neither control nor accurately predict fuel prices; however, we offset our price variation risk, in part, through our jet fuel hedging program and the application of a passenger and cargo fuel surcharge. For more information, see ‘‘Quantitative and Qualitative Disclosures About Market Risk —Risk of Fluctuations in Jet Fuel Prices’’ under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight).

	Year ended December 31,
	2002	2003	2004	2005	2006
Fuel consumption (thousands of gallons)	245,456.5	257,277.6	308,014.6	338,275.1	364,785.1
ATKs (millions)	4,281.8	4,539.2	5,256.2	5,810.8	6,349.8
Fuel consumption per ATK (thousands of gallons)	0.06	0.06	0.06	0.06	0.06
Total fuel costs (US$ thousands)	205,524	259,566	414,539	642,696	763,951
Cost per gallon (US$)	0.84	1.01	1.35	1.90	2.09
Total fuel costs as a percentage of total operating costs	14.8%	17.0%	21.8%	27.2%	28.0%

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

We have VIP lounges at the Arturo Merino Benítez International Airport. The 7,500 square foot Neruda lounge, which represented an investment of approximately US$550,000 in 2001, has been widely acclaimed. In 2005, Latin Trade magazine selected it as the ‘‘Best Airline Lounge’’ in Latin America.

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2006, LAN generated other revenues of US$147.9 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights amounted to US$31.0 million in 2006.

LAN also provides cargo-related services such as courier, warehousing, value-added door-to-door services and customs services, through various subsidiaries. Through our subsidiary LanCourier we operate vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, LanCourier customers have real-time access to data regarding the status of their parcels. During 2006, our logistics and courier businesses generated revenues of US$44.4 million. We also have storage and customs brokerage operations that generated revenues of US$10.9 million on 2006.

During 2006, we also had revenues of US$20.0 million for ground services and US$16.7 million for duty-free in-flight sales. The balance of our operating revenues (US$24.9 million in 2006) was generated by sales to third parties by Amadeus Chile CRS (computer reservation system), aircraft maintenance services to third parties, our security services business, tour operations, and other activities.

Insurance

We carry hull insurance that includes, among other coverage, ‘‘all risk’’, war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. We renew our insurance coverage yearly, and are subject to deductibles that vary depending on the coverage type and the loss type. Our deductibles are US$1,250 for loss or damage associated with passengers’ baggage liabilities, US$10,000 for loss or damage associated with cargo liabilities and between US$500,000 and US$1.0 million for hull ‘‘all risk’’ insurance (depending on the aircraft type). Additionally, we have hull deductible coverage to reduce the net hull deductible to US$100,000 per occurrence (aircraft and/or engine).

During the last aviation insurance renewal, in December 2006, we reached an agreement with British Airways to negotiate common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, which enhances our position to obtain premium reductions and coverage improvements.

Our new insurance coverage has a one-year term starting in April of each year. The aggregate cost of our insurance coverage for the 2006 calendar year was US$13.8 million, which represents an 8.9% increase in insurance expenses (due to company growth and fleet renewal) and an 11.7% decrease in average insurance rates compared to the 2005 calendar year.

Information Technology

General

We use information technology in virtually every aspect of our business.

With the exception of our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems, which are operated by Amadeus, Iberia and SITA, we operate our systems from two data center facilities in Santiago. In 2006, we implemented a Disaster Recovery Plan between those two sites in order to ensure the functionality of our critical systems.

Third party suppliers provide us with the following technical infrastructure elements:

•	wide-area data network (provided mainly by SITA and Telefónica); and

•	data centers and desktop operations and support (provided by Electronic Data Systems, or EDS).

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

Telecommunications

We have used the latest technology available with regard to our global telecommunications network. Our network has the capacity to transport voice, data, and video with the quality required by the Company, combining traditional private data channels with virtual private networks through the Internet.

Front-End Systems

During 2002, we deployed new systems to support our sales personnel. These systems provide the employees, who deal directly with our customers with additional tools to improve service, enhance customer information and increase efficiency. During 2004 and 2005, we implemented these systems at our airport counters and our call centers.

During 2005 and 2006, we have favored a strategy of encouraging and facilitating self service alternatives for customers, through improving the functionality of the lan.com website as well as implementing self check-in kiosks in airports.

Enterprise Resource Planning

In 2002, we purchased an enterprise resource planning (ERP) system from SAP. This system was fully implemented in the second quarter of 2004 in Lan Airlines and almost all of its subsidiaries. This ERP system includes modules covering areas such as: finance, accounting, inventory management, human resources, business warehouse, as well as a user-friendly portal. We are currently working in optimizing and simplifying this system, and in leveraging it to increase the efficiency of our back-office processes.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants another government the right to designate one or more of its domestic airlines to operate scheduled services between certain destinations in that country. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. We made no material payments for international routes during 2006.

In March 2007, the Chilean and Peruvian governments entered into a bilateral agreement temporarily reducing the number of flights that Peru grants to Chilean airlines using ‘‘fifth freedom rights’’, or the rights to carry passengers from Chile to Peru and from Peru to a third country, from 14 weekly frequencies to eight weekly frequencies. As a result of this regulatory change, we have reduced the number of flights that used these rights from Lima to the United States. We have replaced some of these flights with direct flights from Santiago to the United States. The bilateral agreement between Chile and Peru provides for the restoration of three fifth freedom rights frequencies in 2008 and the three remaining additional frequencies in 2009.

In March 2007, the Venezuelan authorities revoked our permanent traffic rights for flights between Caracas and Bogota. The Venezuelan authorities granted us provisional traffic rights, which we are currently using in order to operate the Caracas-Bogota route. We are currently in the process of reinstating the permanent traffic rights for this route.

Air Fare Pricing Policy.    Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see ‘‘Antitrust Regulation’’ below. Airlines may file complaints before the Antitrust Commission with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed ‘‘non-competitive’’ by the JAC and any decrease in fares on ‘‘competitive’’ routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on ‘‘competitive’’ routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. As of January 7, 2007, 62% of the domestic routes that we operate had been classified as ‘‘non-competitive’’ and were subject to the requirements described above.

Registration of Aircraft.    Aircraft registration in Chile is governed by the Chilean Aeronautical Code. In order to register or continue to be registered in Chile, an aircraft must be wholly owned by either:

•	a natural person who is a Chilean citizen; or

•	a legal entity incorporated in and having its domicile and principal place of business in Chile and a majority of the capital stock of which is owned by Chilean nationals, among other requirements established in article 38 of the Chilean Aeronautical Code.

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

Environmental and Noise Regulation.    There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us in Chile, except for environmental laws and regulations of general applicability. There is no noise restriction regulation currently applicable to aircraft in Chile. However, Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile. The proposed regulation will require all such aircraft to comply with certain noise restrictions, referred to in the market as Stage 3 standards. Most of LAN’s fleet already complies with the proposed restrictions so we do not believe that enactment of the proposed standards would impose a material burden on us.

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

Domestic Routes.    Under Brazilian, Chilean and Mexican regulations, domestic airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. However, Peruvian law requires the consent of Peruvian authorities to fly domestic routes, and Ecuadorian law requires the airline to obtain a specific concession to fly domestically.

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

Security.    On November 19, 2001, the Congress of the United States passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration, or TSA, which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

Noise Restrictions.    Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements.

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the U.S., legislation known as the ‘‘Vision 100—Century of Aviation Reauthorization Act’’, which was signed into law in December 2003, requires the FAA, by April 1, 2005, to issue regulations implementing Stage 4 noise standards consistent with recommendations adopted by the ICAO. In December 2003, the FAA issued a proposed rule that would implement such standards.

FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our fleet meets these requirements.

Airport Slot Restrictions.    Four U.S. airports—Chicago O’Hare, LaGuardia (New York), John F. Kennedy International (New York) and Reagan National (Washington, D.C.)—have been designated by the FAA as ‘‘high density traffic airports’’. Operations at these airports are or have been subject to slot restrictions during certain periods of the day. A ‘‘slot’’ is an authorization to take off or land at a designated airport within a specified time window. Legislation passed in March 2000 resulted in the elimination of slot restrictions at Chicago O’Hare on July 1, 2002 and at LaGuardia and Kennedy International on January 1, 2007. While the FAA has reimposed analogous operating slot restrictions at both Chicago O’Hare and LaGuardia airports, it has not imposed such restrictions at JFK airport, where we operate. We do not currently operate in airports in which we have to obtain slots or operating authorizations. Nevertheless, government policies regulating slots and the analogous operating authorizations are affected by matters such as flight delays, noise exposure and ground congestion, and any one or more of those factors could lead to the reimposition of slot or analogous operating limitations at airports in which we operate.

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. Lan Airlines, Lan Express and Lan Cargo must comply with Chilean Antitrust Law that prohibits a carrier from abusing a dominant position in the market. As described above under ‘‘Route Rights—Air Fare Pricing Policy’’, in October 1997, the Antitrust Court approved a specific self-regulatory fare plan for us consistent with the Antitrust Court’s directive to maintain a competitive environment within the domestic market and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

At the request of the Antitrust Court, an investigating attorney was appointed to review our self-regulatory fare plan that has been in effect since 1997. The resulting report delivered to us in 2003 by the attorney was generally favourable as to our fulfillment of our obligations under the self-regulatory fare plan, and did not find any anticompetitive behaviour. While the attorney recommended that we separate our domestic cargo and domestic passenger businesses, this recommendation is neither binding on the Antitrust Court nor on us.

On January 30, 2004, the Antitrust Court imposed a fine of 500 Unidades Tributarias Mensuales (equal to approximately US$30,000) on each of Lan Airlines and Lan Express for minor breaches of the self-regulatory fare plan to which they are subject. The Company had argued that such breaches were mainly caused by the impossibility of maintaining the fare plan. Other entities also submitted amendment proposals. The Antitrust Court’s pronouncement on amendments to the self-regulatory fare plan took place on July 14, 2005 and is now in force and effect. We believe we are in material compliance with the new self-regulatory provisions. For more recent information regarding regulatory proceedings see ‘‘Other Financial Information—Legal and Arbitration Proceedings’’ under Item 8.

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

Maintenance Base

Our 877,258-square foot maintenance base is located on a site that we own inside the grounds of Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square foot aircraft parking area capable of accommodating up to 17 short-haul aircraft. We have a five-floor, 53,820 square foot office building plus a 10,000 square foot office and workshop space. This facility is certified by several civil aviation authorities, including the United States’ FAA. As such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2005, we finalized the construction of an additional hangar, as well as 75,000 square feet of aircraft parking space, for US$2.1 million. During 2006 we started a new investment plan at this facility that includes building 64,580 square feet of additional aircraft parking space, a new 15,340 square foot building for offices and maintenance shops, a new 16,680 square foot engine shop and storage facility, and additional warehousing and external work space. The plan also includes upgrading some of the current facilities, increasing parking space and building new access road. During 2006, we invested US$3.3 million in this plan, which is now near completion. Further, in 2006 we completed construction of an engine workshop with eight work stations and capacity for 36 engines, for a total investment of US$820,000. We also lease from the DGAC 193,750 square feet of space inside the Arturo Merino Benítez International Airport for operational and service purposes.

Miami Facilities

We occupy a 36.3 acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square foot corporate building, a 380,000 square foot cargo warehouse and a 783,000 square foot aircraft parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We converted 21,528 square feet of the warehouse into fully furbished offices during 2004.

Other Facilities

We own a building and 16 acres of land on the west side of Arturo Merino Benítez International Airport that houses a flight-training center. As of March 2007, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We rent this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business).

We own a 661,980-square foot warehouse in Santiago, which includes 91,493 square feet of space for offices and other administrative facilities and 45,000 square foot distribution center. We use this facility to support LanCourier’s door-to-door cargo transport business.

Terminal de Exportación Internacional S.A., or TEISA, one of our subsidiaries which operates an export customs warehouse, owns a 97,000 square-foot facility that includes a large freezer capacity for the maintenance of perishable exports at optimal conditions located at the Arturo Merino Benítez International Airport.

In 2004, Fast Air Almacenes de Carga S.A., or Fast Air, one of our subsidiaries which operates import customs warehouses, began utilizing its new import warehouse and office building at the Arturo Merino Benítez International Airport. This new 172,000 square foot building was developed in conjunction with two other operators.

We have also developed a recreational facility for our employees with Airbus’ support. The facility, denominated Parque LAN, is located near the Arturo Merino Benítez International Airport. Parque LAN includes amenities such as a gymnasium, synthetic fields for multiple uses, and swimming pools.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-7 of this annual report.

Our financial statements have been prepared in accordance with Chilean GAAP, which differs in certain respects from U.S. GAAP. A discussion of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us is described in Note 27 to our audited consolidated financial statements.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us maintain strong profitability and expand our operations during the period between 2004 and 2006.

95% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from airport ground services, customs and storage brokerage operations, aircraft leases, logistics and courier services, on-board sales, tour operator services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

Between 2004 and 2006 our operating environment continued to be subject to certain conditions that had a mixed effect on our results. Specifically, we faced:

•	strong passenger demand,

•	imbalances in cargo flows, and

•	external cost pressures.

Passenger demand grew consistently during this period as the market recovered from shocks experienced in previous years (such as the September 11, 2001 terrorist attacks and the recession in Argentina in 2002) and benefited from positive economic conditions in our main markets. Cargo demand experienced significant imbalances between northbound and southbound routes as the strengthening of local currencies and changes in market conditions for some of our products caused significant changes in cargo flows to and from Latin America. While competition on both passenger and cargo routes has grown gradually since 2004, changes in competitive conditions in specific markets generated opportunities for us to expand. Certain factors outside of our control have also generated significant cost pressures. Fuel prices have risen consistently since 2002, reached record levels in 2005, and continued at high levels during 2006. Additionally, stronger local currencies have caused costs denominated in these currencies to grow in U.S. dollar terms.

Our results for the period between 2004 and 2006 reflect our efforts in recent years to expand and diversify our revenue base while maintaining an efficient cost base. Between 2004 and 2006 we aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process included expanding our domestic passenger operations in Peru and supporting the launch of Lan Argentina. As a consequence, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented fuel prices and losses relating to the start-up of Lan Argentina. As a consequence, net income amounted to US$163.6 million in 2004, US$146.6 million in 2005 and US$241.3 million in 2006.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last three years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to a recovery in both business and leisure traffic to and from Latin America. The appreciation of local currencies versus the U.S. dollar also stimulated international traffic and had a positive impact over Chilean domestic yields in dollar terms. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2004 and 2006.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. Between 2004 and 2006, new competition entered the Chilean domestic market and our total domestic traffic and market share were adversely affected. In the Peruvian market, on the other hand, competition weakened significantly during this period. On our international routes, competition gradually increased as both incumbent and new competitors expanded their operations, offset in part by certain carriers ceasing operations during 2006.

Overall, market conditions on the passenger business provided us with opportunities to advance on our strategic development plans and expand our operations. We addressed these by taking advantage of our integrated business model, efficient operations, continued customer focus, and flexible capacity management. Customer focus has provided a key tool to address competitive challenges as well as to successfully enter new markets.

We also took advantage of our flexibility to adapt capacity quickly in response to demand shocks or market opportunities. We actively manage our capacity by transferring capacity between routes or adding new aircraft when necessary. This enabled us to rapidly respond by adding capacity in the Peruvian domestic market during 2004 and supporting the launch of Lan Argentina’s domestic operations in 2005.

These opportunistic actions fit in with our long-term development strategy which is aimed at consolidating LAN as the preferred carrier in the Southern Cone. This plan incorporates development of domestic, regional and intercontinental routes in the markets we serve. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to operations to the South Pacific and Europe, as well to specific regional routes. We also shifted capacity among our routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to our itineraries were also implemented in order to improve connectivity between our operations and those of our partners.

We have also enhanced our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogota, Caracas, Guayaquil, Quito, Buenos Aires and Santiago de Chile. We plan to continue growing our operation in Lima by increasing the number of flight frequencies we operate on these routes and also by adding new destinations.

Our domestic operations have also grown between 2004 and 2006. The most significant developments have occurred in Peru and Argentina. In Peru, during 2004 we acted to leverage competitive opportunities and significantly increased our market share. In 2005, Lan Argentina initiated domestic services in Argentina with service to three cities. By the end of 2006, Lan Argentina was operating to eight destinations in Argentina, and it has grown consistently to cover ten domestic destinations as of March 2007.

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

During the period between 2004 and 2006, the Latin American economic environment underwent significant changes. The appreciation of local currencies such as the Brazilian Real and the Chilean Peso had a significant impact over cargo flows. In the initial stages of this period, local currencies were weak compared to the U.S. dollar due to the depreciation they had suffered at the beginning of the current decade. Weak local currencies had led to an export boom and generated a significant imbalance between exports and imports, with the former exceeding the latter. This caused a decline in southbound traffic and created downward pressure on the rates we charge for carrying cargo from the United States to Latin America. We faced increased competition during this period, which reduced yields even further and impacted our market share.

Since the second half of 2003, southbound demand recovered due to the improvement in economic conditions in Latin America and the appreciation of local currencies such as the Brazilian real and the Chilean Peso. These changes led to improved import traffic into the region during 2004 and helped to balance out import and export traffic flows. Additionally, several cargo airlines reduced their operations in the region in late 2003, leading to a temporary improvement in competitive conditions until several competitors also increased capacity during the second half of 2004.

Continued economic strength and further appreciation of local currencies led to another imbalance in 2005 as imports began to exceed exports. While high oil prices generated upward pressure in yields in both directions, excess demand on southbound routes caused southbound fares to rise more on relative terms. Competition continued to increase during 2005 and 2006, although high oil prices limited the industry’s capacity growth since high levels of efficiency were required to maintain profitability.

We responded to these changing conditions in several ways. We closely monitored demand and redesigned our freighter itineraries accordingly. The flexibility of our freighter operations enabled us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. For instance we increased the number of trips we performed to and from the Atlantic coast of South America during 2003 and 2004 as exports boomed, but as they decelerated we swiftly added stopovers in export-heavy markets in the Pacific to the northbound trips. We adjusted our capacity through the return of wet-leased freighter aircraft in order to avoid idle capacity during periods of low demand. We replaced the wet-leased freighter aircraft with the new Boeing 767 Freighters in 2005 and 2006. Our expanded route network led to increased diversification and helped us, by allowing us to shift capacity across routes, to partially compensate for reductions in traffic to specific markets. Our cost-effective operations and operating network also gave us a competitive advantage that allowed us to increase market share in certain markets as other competitors reduced the scale of their operations. Overall, these adjustments enabled us to successfully deal with a complicated environment and ultimately led to an improved market position.

Cost Structure

Cost controls were critical to maintaining our profitability over the period from 2004 to 2006, especially as we faced increased fuel prices. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs, and exchange rates.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices and exchange rates. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. For more information see ‘‘Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices’’ under Item 11. Additionally, the incorporation of newer aircraft has enabled us to gradually reduce fuel burn. Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in pesos, appreciation of the peso against the dollar can result in increased costs in dollar terms and can negatively affect our results. However, this cost pressure is mitigated by the partial natural hedge between our total operating revenues and expenses.

Commissions to travel and cargo agents also compose a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. In February 2007 we reduced commissions paid to agents in Chile for economy class ticket sales from 6% to 1%.

Fleet related expenses, basically aircraft rentals and depreciation, are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates.

Fuel prices rose consistently between 2004 and 2006 generating significant cost pressure. Average prices between 2004 and 2006 increased 56% and led to US$273 million additional expenses during the period. As a consequence, higher fuel cost accounted for approximately 60% of the 19.8% rise in cost per ATK (a key industry metric) between 2004 and 2006. Please refer to ‘‘GAAP/Non-GAAP Reconciliation’’ for further details regarding Cost per ATK.

Cost per ATK increased 7.4% between 2004 and 2006 when isolating fuel price variations by using 2004’s average fuel price as a benchmark. The main causes for this increase were personnel growth, traffic and revenue growth outpacing capacity growth and a stronger Chilean Peso. Specifically, the expansion of our operations required the anticipated incorporation and training of new personnel. These increases in headcount, combined with the appreciation of the Chilean peso since 2004, drove increases in wages and benefits and training costs in excess of capacity growth. Additionally, during the second half of 2005 we incurred in additional personnel and training expenses due to the set-up of Lan Argentina. Commissions, distribution costs, and passenger services were similarly impacted by revenue and traffic growth.

Despite these challenges, our cost structure remained highly competitive due to careful cost management and more efficient asset utilization. For example, we were able to partially offset these cost increases by negotiating important reductions in aircraft leasing costs and increasing our aircraft utilization rates.

We took advantage of market conditions to renegotiate several aircraft lease contracts in 2003. The resulting amendments to the lease agreements led to two main sources of cost reductions: (a) a reduction in the lease rates; and (b) an adjustment in maintenance provisions due to lower required return maintenance conditions and extended redelivery dates of the leased aircrafts.

Higher aircraft utilization has been another source of improved efficiency. Our long-haul passenger and cargo aircraft are used on average, approximately 15 hours per day. Our utilization strategy in 2006 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency.

We have also worked consistently to improve our cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and enabled us to reduce passenger service expenses.

We recently embarked on a project to redesign our domestic and regional business model. The project seeks to increase efficiency and improve the margins of LAN’s short-haul operations, including regional narrow-body aircraft operations. A key objective of this project is to increase utilization of our narrow-body fleet to a target of approximately 12 block hours per day per aircraft. Other key elements of this new business model will be the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turn around time, and increased self check-in service through web check-in and kiosks at airports. We plan to pass on these operating efficiencies to consumers through fare reductions, which are expected to have a strong impact on stimulating demand.

Outlook

Our long-term strategy is aimed at consolidating LAN’s position as the main passenger and cargo airline in South America. We will continue to expand our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. We expect our brand recognition and a continuous effort to improve service standards to drive increased customer preference, ultimately leading to strong market shares in the markets we serve. Our product and service design is aimed at providing passengers and cargo customers with differentiated offerings that provide valuable solutions to the needs of each of our customer types. We also aim to have products and services that evolve together with changes in technology, market conditions and competitive actions. We plan to maintain a highly competitive cost structure by leveraging our cost-conscious culture, incorporating new technologies and practices, and by identifying and implementing adequate cost-reduction initiatives. We believe that a focus on flexibility will enable us to adequately react to changing market conditions. Finally, a healthy financial structure will allow us to effectively fund our growth, enhance our strategic development and reinforce our customer appeal.

Our results will be mainly determined by the expansion of our current network, the evolution of our market share in our main markets, success in the entrance to new markets, implementation of new efficiency-related programs, the implementation of our new business model for short-haul operations, and fuel price levels. We plan to increase frequencies on long-haul flights out of Chile, Peru, Ecuador and Argentina, and eventually add new destinations in the United States and Europe. We also plan to reinforce our regional network through the addition of new frequencies on our current routes and the addition of new destinations. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in Asian markets. Competitive activity in key markets increased gradually during 2006, and we expect it to continue doing so in the future. Nevertheless, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and a competitive cost base. We are also working on increasing efficiency by streamlining our support processes, reducing commercial costs, and by implementing a new business model on short-haul operations. Further enhancements should arise from economies of scale, especially as solid growth in the passenger business accompanied by controlled fixed costs will serve to dilute our fixed costs base. In the cargo business, efficiencies are expected to come from the replacement of more expensive wet lease contracts by our own freighter capacity.

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

In January 2007 we announced that we had provided a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A., or New Varig, convertible into shares of New Varig. On March 28, 2007, Gol announced that it was acquiring 100% of the equity participation in New Varig. In accordance with the memorandum of understanding pursuant to which Lan had the right to exchange the loan for equity, the loan principal will be repaid in full, plus interest payments following the Gol acquisition.

Operating Results

The following table sets forth certain income statement data for Lan Airlines.

	In US$ millions			As a percentage of total revenues			% change
	2004	2005	2006	2004	2005	2006	05/04	06/05
Revenues:
Passenger	1,169.0	1,460.6	1,813.4	55.9	58.3	59.8	24.9	24.2
Cargo	799.7	910.5	1,072.7	38.2	36.3	35.4	13.9	17.8
Other	124.2	135.3	147.9	5.9	5.4	4.8	8.9	9.3
Total operating revenues	2,092.9	2,506.4	3,034.0	100.0	100.0	100.0	19.8	21.1
Expenses:
Wages and benefits	292.8	371.6	443.0	14.0	14.8	14.6	26.9	19.2
Aircraft fuel	414.5	642.7	764.0	19.8	25.6	25.2	55.0	18.9
Commissions to agents	291.7	345.4	403.9	13.9	13.8	13.3	18.4	16.9
Depreciation and amortization	77.4	80.5	122.8	3.7	3.2	4.0	4.0	52.5
Passenger services	45.0	53.2	56.1	2.1	2.1	1.8	18.2	5.5
Aircraft rentals	132.4	148.2	157.6	6.3	5.9	5.2	11.9	6.3
Aircraft maintenance	120.8	132.2	117.2	5.8	5.3	3.9	9.4	(11.3)
Other rentals and landing fees	287.8	301.5	336.8	13.8	12.0	11.1	4.8	11.7
Other operating expenses	258.3	289.5	329.9	12.3	11.6	10.9	12.1	14.0
Total operating expenses	1,920.8	2,364.7	2,731.3	91.8	94.3	90.0	23.1	15.5
Operating income	172.1	141.6	302.6	8.2	5.6	10.0	(17.7)	113.7
Other income and expenses:
Interest income	10.8	12.4	7.9	0.5	0.5	0.3	14.8	(36.3)
Interest expense	(36.5)	(39.2)	(60.7)	(1.7)	(1.6)	(2.0)	7.4	(54.8)
Other income-net	45.2	58.2	37.1	2.2	2.3	1.2	28.8	(36.3)
Total other income (expense)	19.5	31.5	(15.7)	0.9	1.3	(0.5)	61.5	(149.8)
Income before minority interest	191.6	173.1	286.9	9.2	6.9	9.5	(9.7)	65.7
Minority interest	0.2	1.8	1.2	0.0	0.1	0.0	800.0	(33.3)
Income before income taxes	191.8	174.6	288.1	9.2	7.0	9.5	(8.8)	65.0
Income taxes	(28.3)	(28.3)	(46.8)	(1.4)	(1.1)	(1.5)	(0.0)	(65.4)
Net income	163.6	146.6	241.3	7.8	5.8	8.0	(10.4)	64.6

2006 Compared with 2005

Net Income

Our net income increased 64.6% from US$146.6 million in 2005 to US$241.3 million in 2006. This increase is mainly due to a 113.7% increase in operating income as compared to 2005, offset in part by a 149.8% decrease in non-operating income.

Operating income increased to US$302.6 million in 2006 from US$141.6 million in 2005 as a 21.1% increase in operating revenues outpaced a 15.5% growth in operating expenses. Revenue growth reflected an improvement in demand in the passenger business, growth in import routes into South America in the cargo business, moderate competitive activity and a strong market position, the entrance into new markets, and the expansion of our route network. Operating costs grew mainly due to capacity growth, sales growth and high fuel prices.

In 2006 we recorded a US$15.7 million non-operating expense compared to a US$31.5 million non-operating income in 2005. This change reflected higher interest expense due to increased debt associated with our fleet expansion plan, as well as lower income in the miscellaneous item (as explained under ‘‘Other Income (Expense)’’).

In January 2006, LAN modified the accounting policy governing its aircraft maintenance expenses. Under the new method, heavy aircraft and engine maintenance costs related to our owned aircraft are capitalized and amortized to the next overhaul. This change is driven by the growth of LAN’s fleet and operations in recent years. The modification aligns our accounting policy related to aircraft maintenance with that of other major international carriers. The new policy was made effective retroactively from January 1, 2006 and generated a non-operating, non-recurrent pre-tax benefit of US$40.3 million, due to the elimination in provisions constituted using the previous method. This extraordinary gain was recorded in 2006 as other income under the miscellaneous item.

Finally, income tax expense increased by 65.4% to US$46.8 million in 2006, mainly as a result of higher pre-tax income, as the effective tax rate remained at approximately 16.2%.

Revenues

Revenues in 2006 totaled US$3,034.0 million, a 21.1% increase over revenues of US$2,506.4 million in 2005.

Our consolidated passenger revenues grew 24.2% to US$1,813.4 million in 2006 from US$1,460.6 million in 2005, due to an 11.5% increase in passenger traffic and an 11.4% improvement in yield (from US¢8.4 to US¢9.3). Passenger traffic (as measured in RPKs) increased primarily because of higher demand at key points of sales, expansion on long-haul and regional routes, consolidation in the Peruvian domestic market and expansion into the Argentine domestic market (both of which are classified as international operations). Passenger yields improved as a result of higher average fares due to improved segmentation, fuel-related fare increases and the positive impact of a stronger Chilean peso on fares denominated in Chilean pesos.

Domestic passenger revenues in Chile, which accounted for 18.0% of our total passenger revenues in 2006 and 20.0% in 2005, increased 13.6% to US$332.1 million in 2006 from US$292.2 million in 2005. Domestic passenger traffic (as measured in RPKs) increased 3.1%, while passenger capacity (as measured in ASKs) increased 6.6%, resulting in a decrease in load factor from 67.1% in 2005 to 64.9% in 2006. Domestic passenger yield improved 10.2% from US¢11.89 in 2005 to US¢13.11 in 2006, driven mainly by fuel-related fare increases as well as an average appreciation of 5.0% of the Chilean peso.

International passenger revenues, which accounted for 82.0% of total passenger revenues in 2006 and for 80.0% of passenger revenues in 2005, increased 26.8% to US$1,481.3 million in 2006 from US$1,168.3 million in 2005. International passenger traffic (as measured in RPKs) increased 12.8%, while passenger capacity (as measured in ASKs) increased 12.3% in 2006, resulting in an improvement in load factor from 75.1% in 2005 to 75.4% in 2006. Total international passenger yield (based on RPKs) increased 12.4% to US¢8.73 in 2006 from US¢7.77 in 2005, driven by nominal fare increases, improved revenue management and fuel-price related fare increases.

Cargo revenues grew 17.8%, to US$1,072.7 million in 2006 from US$910.5 million in 2005, as traffic increased 7.8% and yield increased 9.3% to US¢41.6 from US¢38.1. International cargo revenues accounted for nearly 98% of total cargo revenues. Cargo traffic increased mainly due to the growth of imports into Latin America. Cargo traffic growth decelerated during the year mainly due to the weakening of export traffic out of South America. Cargo yields increased mainly due to increased fares on southbound routes through the application of fuel cost pass-through mechanisms.

Other revenues rose 9.3% to US$147.9 million in 2006 from US$135.3 million in 2005, mainly due to increased revenues from courier, logistics, warehousing, on-board sales, ground servicing activities and aircraft leasing revenues.

Expenses

Expenses in 2006 totaled US$2,731.3 million, a 15.5% increase over expenses of US$2,364.7 million in 2005. System capacity, measured in system ATKs, increased 9.3% between 2005 and 2006. Excluding the impact of higher fuel prices, which resulted in US$70.9 million of additional expenses compared to 2005, operating costs increased 12.5%. Unit costs (measured as operating costs and interest expenses minus other revenues, per ATK) increased 6.9% in 2006. Excluding the impact of higher fuel prices, unit costs grew 4.1%. As a percentage of total revenues, consolidated expenses decreased from 94.3% in 2005 to 90.0% in 2006.

Wages and benefits expenses grew 19.2% to US$443.0 million in 2006 from US$371.6 million in 2005, mainly due to the higher costs in dollar terms caused by the effect of a stronger Chilean peso on wages denominated in Chilean pesos partially offset by a decline in personnel (which we made as part of on-going efforts), as well as higher provisions for employee incentive programs during 2006.

Aircraft fuel expenses in 2006 totaled US$764.0 million, an 18.9% increase over 2005 aircraft fuel expenses of US$642.7 million. Fuel expenses rose due to a 10.2% increase in average fuel prices and a 7.8% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities are classified as a non-operating item.

Commissions to agents (related to both passenger and cargo sales) increased 16.9% to US$403.9 million in 2006 from US$345.4 million in 2005, primarily due to a 21.7% increase in traffic revenues. As a percentage of traffic revenues (passenger and cargo), commissions to agents fell from 14.6% to 14.0%. This decrease is mainly related to lower average passenger commissions and to a rise in passenger revenues relative to cargo revenues (average cargo commissions are higher than passenger commissions). Specifically, the weight of passenger revenues on total revenues increased from 58.3% to 59.8%.

Depreciation and amortization expenses increased 52.5% to US$122.8 million in 2006 from US$80.5 million in 2005. Depreciation and amortization increased mainly due to the incorporation of four new Boeing 767-300 passenger aircraft, one new Boeing 767 Freighter aircraft and eight new Airbus A319 aircraft into the fleet during 2006. In addition, this increase is due to the reclassification of certain expenses due to the change in our maintenance accounting policy implemented in January 2006. For further information on depreciation policies, refer to ‘‘Critical Accounting Policies’’ below, and Note 2 to our audited consolidated financial statements.

Other rental and landing fees increased 11.7% to US$336.8 million in 2006 from US$301.5 million in 2005. This increase resulted mainly from the impact of increased operations on both landing fees and ground-services.

Passenger service expenses totaled US$56.1 million in 2006 and US$53.2 million in 2005. This represented a 5.5% increase as an 11.5% increase in the number of passengers transported was partially mitigated by efficiency gains due to changes in on-board service on short-haul routes.

Aircraft rental expenses increased 6.3%, to US$157.6 million in 2006 from US$148.2 million in 2005 primarily due to the full year effect of additional Boeing 767, Airbus A320 and Boeing 737 aircraft incorporated in 2005.

Aircraft maintenance expenses decreased 11.3%, from US$132.2 million in 2005 to US$117.2 million in 2006, as efficiency gains related to fleet renewal programs and the reclassification of certain expenses due to the change in the maintenance accounting policy in January 2006 more than compensated for the increase in cost arising from capacity growth.

Other operating expenses increased 14.0% to US$329.9 million in 2006 from US$289.5 million in 2005. Other operating expenses include sales-related expenses, training, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased in 2006 due to increases in booking expenses, cost of goods sold on-board, and higher sales-related costs and taxes.

Operating Income

Operating income increased 113.7% to US$302.6 million in 2006 from US$141.6 million in 2005. Operating margins increased from 5.6% in 2005 to 10.0% in 2006 as a 21.1% increase in total operating revenues outpaced a 15.5% increase in operating expenses. For the full year, revenues per ATK (passengers and cargo) grew 11.4% (from US¢40.8 to US¢45.5), as costs per ATK increased 6.9% (from US¢38.8 to US¢41.5).

Other Income (Expense)

Other income (expense) decreased from a US$31.5 million income in 2005 to a US$15.7 million expense in 2006. Interest income decreased 36.3% to US$7.9 million from US$12.4 million due to lower average cash balances. Interest expenses increased 54.8% to US$60.7 million in 2006 from US$39.2 million in 2005 due to an increase in average debt related to fleet financing and higher average interest rates. Other income-net decreased 36.3% to US$37.1 million in 2006 from US$58.2 million in 2005 due to lower fuel hedging income (US$12.9 million in 2006 as compared to US$51.5 million in 2005), a US$11.7 million pre-tax one-time expense related to severance payments recorded in 2006, and an US$8.1 million provision related to the phase-out of the Boeing 737-200 fleet also recorded in 2006. All of this was offset in part by a US$40.3 million pre-tax extraordinary income related to the write-off of certain provisions as a result of the change in the maintenance accounting policy implemented in January 2006.

Income Taxes

Income tax expense increased 65.4%, amounting to US$46.8 million in 2006 as compared to US$28.3 million in 2005. This was mainly the result of a 65.0% increase in pre-tax income, as well as a 0.6% increase in the average tax rate which reached 16.8% in 2006 as compared to 16.2% in 2005. For more information, see ‘‘—Critical Accounting Policies—Deferred Income Taxes’’ below and Note 13 to our audited consolidated financial statements.

2005 Compared with 2004

Net Income

Our net income decreased 10.4% from US$163.6 million in 2004 to US$146.6 million in 2005. This decrease was mainly due to a 17.7% decrease in operating income as compared to 2004 and a 61.5% increase in non-operating income.

Operating income decreased to US$141.6 million from US$172.1 million as a 23.1% increase in operating expenses outpaced a 19.8% growth in operating revenues. Revenue growth reflected an improvement in demand in the passenger business, higher import routes into South America on the cargo side, moderate competitive activity and a strong market position, the entrance into new markets, and the expansion of our route network. Operating costs grew due to capacity growth, sales growth, high fuel prices and to the start-up costs related to the launch of Lan Argentina.

In 2005 we recorded a US$31.5 million non-operating income compared to a US$19.5 million non-operating income in 2004. This improvement reflected mainly higher income on the miscellaneous item (as explained under ‘‘Other Income (Expense)’’), especially due to increased fuel hedging profits. Finally, income tax expense remained nearly flat at US$28.3 million in 2005 compared to 2004 as lower taxable income was offset by a higher effective tax rate.

Revenues

Revenues in 2005 totaled US$2,506.4 million, a 19.8% increase over revenues of US$2,092.9 million in 2004.

Our consolidated passenger revenues grew 24.9% to US$1,460.6 million in 2005 from US$1,169.0 million in 2004, due to a 15.6% increase in passenger traffic and a 8.0% improvement in yield (from US¢7.73 to US¢8.35). Passenger traffic (as measured in RPKs) increased primarily because of higher demand at key points of sales, expansion on long-haul and regional routes, consolidation in the Peruvian domestic market and expansion into the Argentine domestic market (both of which are classified as international operations). Passenger yields improved as a result of higher average fares due to improved segmentation, the positive impact of a stronger Chilean peso on fares denominated in Chilean pesos, shorter average trip lengths (shorter trips have higher revenues per passenger-kilometer) and fuel-related fare increases.

Domestic passenger revenues in Chile, which accounted for 20.0% of our total passenger revenues in 2005 and 21.3% in 2004, increased 17.2% to US$292.2 million in 2005 from US$249.4 million in 2004. Domestic passenger traffic (as measured in RPKs) decreased 1.9%, while passenger capacity (as measured in ASKs) decreased 2.6%, resulting in an increase in load factor from 66.6% in 2004 to 67.1% in 2005. Domestic passenger yield improved 19.4% from US¢9.95 in 2004 to US¢11.89 in 2005, driven mainly by an average appreciation of 8.6% of the Chilean Peso.

International passenger revenues, which accounted for 80.0% in 2005 and for 78.7% of passenger revenues in 2004, increased 27.0% to US$1,168.4 million in 2005 from US$919.7 million in 2004. International passenger traffic (as measured in RPKs) increased 19.1%, while passenger capacity (as measured in ASKs) increased 15.2% in 2005, resulting in a 2.5% improvement in load factor from 72.6% in 2004 to 75.1% in 2005. Total international passenger yield (based on RPKs) increased 6.7% to US¢7.77 in 2005 from US¢7.29 in 2004, driven by flight revenue management techniques, fuel-price related fare increases and a reduction in average trip lengths (shorter trips have higher revenues per passenger-kilometer).

Cargo revenues grew 13.9%, to US$910.5 million in 2005 from US$799.7 million in 2004, as traffic increased 5.9% and yield increased 7.5% to US¢38.06 from US¢35.39. International cargo revenues accounted for nearly 98% of total cargo revenues. Cargo traffic increased mainly due to growth of imports into Latin America and the launch of new routes. Cargo traffic growth decelerated during the year mainly due to the weakening of export traffic out of South America. Cargo yields increased mainly due the application of fuel cost pass-through mechanisms.

Other revenues rose 8.9% to US$135.3 million in 2005 from US$124.2 million in 2004 as increased revenues from courier, logistics, warehousing on-board sales, and ground servicing activities were partially offset lower by lower aircraft leasing revenues.

Expenses

Expenses in 2005 totaled US$2,364.7 million, a 23.1% increase over expenses of US$1,920.8 million in 2004. System capacity, measured in system ATKs, increased 10.6% between 2004 and 2005. Excluding the impact of higher fuel prices, which resulted in US$187.4 million of additional expenses compared to 2004, operating costs increased 13.4%. Unit costs (measured as operating costs and interest expenses minus other revenues, per ATK) increased 12.0% in 2005. Excluding the impact of higher fuel prices, unit costs grew 2.7%. As a percentage of total revenues, consolidated expenses increased from 91.8% in 2004 to 94.3% in 2005.

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

Commissions to agents (related to both passenger and cargo sales) increased 18.4% to US$345.4 million in 2005 from US$291.7 million in 2004, primarily due to a 20.4% increase in traffic revenues. As a percentage of traffic revenues (passenger and cargo), commissions to agents fell from 14.8% to 14.6%. This decrease is mainly related to lower average passenger commissions and to a rise in the relative weight of passenger revenues compared to cargo revenues (average cargo commissions are higher than passenger commissions). Specifically, the weight of passenger revenues on total revenues increased from 55.9% to 58.3%.

Depreciation and amortization expenses increased 4.0% to US$80.5 million in 2005 from US$77.4 million in 2004. Depreciation and amortization increased mainly due to the incorporation of two new Boeing 767 freighters and two new Airbus A319 aircraft. For further information on depreciation policies, refer to ‘‘Critical Accounting Policies’’ below, and Note 2 to our audited consolidated financial statements.

Other rental and landing fees increased 4.8% to US$301.5 million in 2005 from US$287.8 million in 2004. This increase resulted as the impact of increased operations on both landing fees and ground services was partially offset by a reduction in ACMI leases and lower insurance expenses.

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

Operating Income

Operating income decreased 17.7%, to US$141.6 million in 2005 from US$172.1 million in 2004. Operating margins decreased from 8.2% in 2004 to 5.6% in 2005 as a 23.1% increase in total operating expenses outpaced a 19.8% increase in operating revenues. For the full year, revenues per ATK (passengers and cargo) grew 8.9% (from US¢37.45 to US¢40.80), as costs per ATK increased 12.0% (from US¢34.67 to US¢38.83).

Other Income (Expense)

Other income (expense) improved from a US$19.5 million income in 2004 to a US$31.5 million income in 2005. Interest income increased 14.8% to US$12.4 million from US$10.8 million due to higher average cash balances and higher interest rates. Interest expenses increased 7.4% to US$39.2 million in 2005 from US$36.5 million in 2004 due to an increase in average debt and higher average interest rates. Other income-net increased 28.8% to US$58.2 million in 2005 from US$45.2 million in 2004 due to higher fuel hedging income (to US$51.5 million in 2005 from US$46.5 million in 2004) and higher foreign exchange income (US$6.0 million in 2005 compared to US$2.4 million in 2004).

Income Taxes

Income tax expense was stable between 2004 and 2005 at US$28.3 million as the impact of lower pre-tax income was offset by a rise in the average tax rate, from 14.8% in 2004 to 16.2% in 2005. The increase in the average tax rate was caused mainly by the US$5.7 million one-time reduction in tax expenses related to tax losses generated before December 1999, which was recorded in 2004. At December 1999, Chilean accounting standards changed to the deferred tax method and according to the rules governing this change, the use of previous tax losses would generate a credit to tax expenses in the period in which they are utilized. Excluding this adjustment, tax expenses decreased 16.8% from US$34.0 in 2004 to US$28.3 in 2005, due to lower pre-tax income and a 1.5 point reduction in the average tax rate. For more information, see ‘‘—Critical Accounting Policies—Deferred Income Taxes’’ below and Note 13 to our audited consolidated financial statements.

U.S. Dollar Presentation and Price-Level Adjustments

General

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

Chilean GAAP requires that financial statements prepared in Chilean pesos recognize the effects of inflation. Accordingly, unless we indicate otherwise, we have restated all financial information of our subsidiaries that maintain their accounts in Chilean pesos to eliminate the distorting effects of changes in inflation on non-monetary assets, liabilities and shareholders’ equity. We have then translated this financial information to U.S. dollars, as described above, for purposes of consolidating it into our audited consolidated financial statements. The general price-level gain or loss we record in the income statement under ‘‘Other Income (Expense)’’ indicates the effect of inflation on our subsidiaries’ net holdings of monetary assets and liabilities during a period of inflation. We consider assets and liabilities ‘‘monetary’’ for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of ‘‘monetary’’ assets and liabilities include accounts receivable, accounts payable and cash.

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (86% in 2006) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (78% in 2006) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (93% as of December 31, 2006), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2006, 92% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$2.4 million in 2004, a net foreign exchange gain of US$6.0 million in 2005, and a net foreign exchange gain of US$5.5 million in 2006, which are set forth in our income statement under ‘‘Other Income (Expense)’’. For more information, see Notes 2(e) and 22 to our audited consolidated financial statements. Our exchange gains in 2004, 2005 and 2006 were mainly associated with the appreciation of Latin American currencies, primarily that of the Chilean peso against the U.S. dollar.

GAAP/Non-GAAP Reconciliation

We use ‘‘Cost per ATK’’ and ‘‘Cost per ATK excluding fuel price variations’’ in analyzing operating costs on a per unit basis. ‘‘ATKs’’ (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our ‘‘total costs’’ by our total ATKs. ‘‘Total costs’’ are calculated by starting with operating costs as defined under Chilean GAAP and making certain adjustments for interest costs and other revenues. The cost component is further adjusted to obtain ‘‘costs per ATKs excluding fuel price variations’’, in order to remove the impact of changes in fuel prices for the year. ‘‘Cost per ATK’’ and ‘‘Cost per ATK excluding fuel price variations’’ do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. They are not Chilean GAAP-based measures of performance or liquidity. These metrics should not be considered in isolation or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity.

The table below reconciles operating costs as defined by Chilean GAAP to costs used in the calculation of ‘‘Cost per ATK’’ and ‘‘Cost per ATK excluding fuel price variations.’’

	2004	2005	2006
Cost per ATK
Operating cost (US$ thousands)	1,920,845	2,364,717	2,731,338
+ Interest expense (US$ thousands)	36,459	39,191	60,739
− Interest income (US$ thousands)	10,830	12,426	7,897
− Other revenues (US$ thousands)	124,240	135,316	147,857
ATK operating costs	1,822,234	2,256,166	2,636,323
Divided by system’s ATKs (thousands)	5,256,207	5,810,830	6,349,794
= Cost per ATK (US$ cents)	34.67	38.83	41.52
Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	1,822,234	2,256,166	2,636,323
− Actual fuel expenses (US$ thousands)	414,539	642,696	763,951
+ (Gallons consumed) times (previous year’s fuel price)	310,755	455,265	693,062
ATK operating costs excluding fuel price variations	1,718,450	2,068,736	2,565,434
Divided by system’s ATKs (thousands)	5,256,207	5,810,830	6,349,794
= Cost per ATK excluding fuel price variations (US$ cents)	32.69	35.60	40.40

In addition, we use revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis. To obtain our unit revenues, which are used by our management in the analysis of our results, we divide our passenger revenues by our total ASKs and our cargo revenues by our total ATKs. We use our revenues as defined under Chilean GAAP for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. It is not a Chilean GAAP-based measure of performance or liquidity. This metric should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2004	2005	2006
Passenger Revenues (US$ million)	1,169.0	1,460.6	1,813.4
ASK	21,147.4	23,687.3	26,400.0
Passenger Revenues/ASK (US$ cents)	5.5	6.2	6.9
Cargo Revenues (US$ million)	799.7	910.5	1,072.7
ATK	3,288.4	3,607.0	3,861.3
Cargo Revenues/ATK (US$ cents)	24.3	25.2	27.8

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s (Chile and Argentina) spring and summer, than in the second and third quarters. Since Peru and Ecuador have different seasonal patterns, the expansion into those markets has led to stronger passenger revenues in the second and third quarters, therefore moderating the overall seasonality of our passenger business. Our cargo revenues generally are higher in the fourth quarter, which correspond to the harvest season in the southern hemisphere.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements. We believe that the consistent application of these policies enables us and our subsidiaries to provide readers of the financial statements with more useful and reliable information about our operating results and financial condition. The preparation of financial statements requires management to make certain estimates and assumptions. The following are the accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective or complex judgments.

Revenue Recognition

We recognize passenger revenue and related commissions, if any, when transportation is provided or when the ticket expires unused rather than when a ticket is sold. Unused nonrefundable tickets are considered expired one year from the date the ticket was sold, or for partially used tickets, one year after the date of the first flight.

The amount of passenger ticket sales not yet recognized as revenue is reflected as air traffic liability. Commissions related to such unearned revenue are shown net of the air traffic liability. Air traffic liability includes estimates of the amount of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has passed. We perform periodic evaluations of this estimated liability based on historical experiences. Any adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to the differences between our estimation of certain revenue transactions and the related sales price, as well as refunds, exchange and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Events and circumstances outside of historical fare sale activity or historical customer travel patterns can result in actual refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate our estimates periodically. If actual refunds, exchanges or forfeitures fall outside of this range, we review our estimates and assumptions and adjust ‘‘Air traffic liability’’ and ‘‘Passenger revenue’’ as necessary. Our estimation techniques have been consistently applied from year to year; however, as with any estimates, actual refund and exchange activity may vary from estimated amounts. Furthermore, we believe it is unlikely that materially different estimates for future refunds, exchanges and forfeited tickets would be reported.

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

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets. In estimating the lives and expected residual values of our aircraft, we have primarily relied upon actual experience with the same or similar aircraft types and recommendations from the manufacturers of the aircraft we operate. Aircraft estimated useful lives are based on the number of hours flown and cycles flown (a cycle is one take-off and landing). We have made a conversion into years based on both our historical and anticipated future utilization of the aircraft.

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

Maintenance

Effective January 2006, the Company decided to change the method of accounting for heavy aircraft and engine maintenance costs related to its owned aircraft. Under the new method, these costs incurred will be capitalized and amortized to the next overhaul while all other minor maintenance costs will be expensed as incurred. The cumulative effect of this change on net income for the year 2006 is an increase in non-operating income by US$ 40.3 million. For more information see Notes 2(p) and 3 to our audited consolidated financial statements.

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

Derivative Instruments Used For Aircraft Fuel

We utilize financial derivative instruments to manage the price risk of changing aircraft fuel prices and interest rates. As a portion of our financial derivative instruments are not traded on a market exchange, we estimate their fair values with the assistance of third parties determined by the use of present value methods or standard option value models, with assumptions about commodity prices based on those observed in underlying markets. In addition, as there is no reliable forward market for jet fuel, we must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices. Forward jet fuel prices are estimated by observing similar commodity futures prices (such as crude oil) and adjusted based on variations to those like commodities. As the majority of our fuel hedges settle within 18 months, the variation between estimates and actual prices are recognized in a short period of time.

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

Our cash and cash equivalents totaled US$199.5 million as of December 31, 2006, US$111.3 million as of December 31, 2005, US$216.9 million as of December 31, 2004. Additionally, we held US$ 20.4 million as of December 31, 2006, US$48.0 million as of December 31, 2005 and US$87.8 million as of December 31, 2004 in marketable securities not considered to be cash equivalents under Chilean GAAP, which consisted mainly of bonds. In 2004, 2005 and 2006 we were able to invest a portion of our cash balance in such items. We hold significantly all of our cash and cash equivalents in U.S. dollars or U.S. dollar-based instruments. We generally only hold cash and cash equivalents in currencies other than dollars to fulfill short-term obligations that are denominated in local currencies. The increase in our cash and cash equivalents in 2006 as compared to 2005 was primarily due to higher cash flows from operating activities.

At December 31, 2006, we had a working capital deficit (that is, our current liabilities exceeded our current assets) of US$170 million. At December 31, 2005, we had a working capital deficit of US$105.2 million. However, as of December 31, 2004, we had a working capital surplus (that is, our current assets exceeded our current liabilities) of US$70.3 million. Our working capital deficit in 2006 was mainly related to our air traffic liability and accounts payable. Our air traffic liability refers to tickets that we have sold but which have not yet been used for travel. We recognize the price paid for the ticket as revenue when the tickets are flown. Except in the case of refunds, most of our air traffic liability will not result in cash outflows. Both liabilities arise in our ordinary course of business and, although they fluctuate mainly due to seasonal factors, they are generally proportional to our revenues. We believe this kind of working capital deficit presents no major constraint to our operations or growth strategy.

Net cash inflows from operating activities were US$490.2 million in 2006, US$276.9 million in 2005 and US$346.8 million in 2004, and are derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of operating our airline. Net cash inflows increased in 2006 mainly due to an increase in the collection of trade account receivables.

Net cash used in investing activities was US$905.7 million in 2006, US$560.4 million in 2005 and US$152.9 million in 2004. Cash capital expenditures were US$920.4 million in 2006, US$592.4 million in 2005 and US$126.9 million in 2004, mainly reflecting the partial acquisitions of property and equipment.

Our capital expenditures for 2006 were mainly composed of cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2007, 2008 and 2009, the acquisition of four Boeing 767-300 passenger aircraft, one Boeing 767 Freighter aircraft and eight Airbus A319 passenger aircraft, the financing of the 15% of the delivered aircraft (with the exception of the Boeing 767 delivered in March 2006), and the acquisition of aircraft spare parts and spare engines. Our capital expenditures for 2005 were composed primarily of cash distributions for pre-delivery deposits related to aircraft that were incorporated to our fleet in 2006 and will be incorporated between 2007 and 2008 and the acquisition of two Airbus 319 passenger aircraft and two Boeing 767 Freighter aircraft. Net cash used in investing activities in 2005 also included US$39.0 million in investments of financial instruments, consisting primarily of marketable securities. Our capital expenditures for 2004 were composed primarily of cash contributions for pre-delivery deposits related to aircraft that were incorporated into our fleet in 2005 and 2006, the acquisition of aircraft spare parts and spare engines, and IT hardware and software. Net cash used in investing activities in 2004 also included US$76.8 million in investments of financial instruments, primarily marketable securities. For more information about current and future capital expenditures, see ‘‘Capital Expenditures’’ under Item 5. The difference between net cash used in investing activities and cash capital expenditures during 2005 and 2006 relates mainly to the investment in and sale of financial instruments.

Net cash inflows from financing activities were US$503.7 million in 2006, compared to net cash used in financing activities of US$177.9 million in 2005 and US$134.8 million in 2004. In 2006, our main uses of cash were US$223.4 million in loan payments and dividends payments for a total of US$84.9 million. In 2005, our main uses of cash were US$35.5 million in loan payments and dividends payments for a total of US$43.5 million. In 2004, our main uses were US$43.7 million in loan payments and dividends payments for a total of US$81.6 million. Net cash inflows from financing activities increased mainly due to a higher amount in the loans obtained, reflecting the expansion in our fleet.

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2006 we held US$9.0 million in short-term loans with an Argentine financial institution to support the launch of Lan Argentina. Should we need access to short-term loans in the future, we believe that we could obtain them based on our well established relationships with various lenders. As of December 31, 2006, we maintained US$259 million in short-term credit lines with both local and foreign banks.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2006 we have financed the acquisition of seven Boeing 767-300 passenger aircraft and eight Boeing 767-300 Freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either 12 or 15 years. The Ex-Im Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans or with our own funds. Our Ex-Im Bank supported financings amortize on a quarterly basis, are denominated in U.S. dollars and while some have fixed interest rates, others bear interest at a floating rate linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under these loans into fixed rate debt. Between 2004 and 2006, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. At December 31, 2006, the total amount outstanding under our Ex-Im Bank-supported financings totaled US$859.8 million. We have also arranged additional syndicated loans to support the acquisition of eight Boeing 767-300 passenger aircraft to be delivered between 2007 and 2008. We plan to finance 85% of the net purchase price of these aircraft with intended Ex-Im Bank-supported loans and to use internal funds to pay for the remaining 15% of the net purchase price. See ‘‘Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates’’ under Item 11 for more information.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financings). This umbrella facility provides for guarantees from the English, French and German export credit agencies and contains customary terms for the industry, including standard events of default. Loans under the facility are denominated in U.S. dollars and bear interest at floating rates linked to LIBOR. The majority of these loans have been converted into fixed rate loans through interest rate swaps. As of December 31, 2005, we had drawn US$938 million under the facility. Some of the loans drawn under the facility mature 12 years from the delivery date of the corresponding aircraft and others have longer repayment periods, maturing 18 years after the initial drawdown. In connection with the facility, we have also incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. This financing facility covered the aircraft that we were scheduled to acquire through December 31, 2006 pursuant to the purchase agreements signed with Airbus in 1998 and 1999. However, we terminated this facility in late 2005 as we decided to negotiate a new facility to support the 32 Airbus A320-family aircraft that were partly received in 2006 and which we are to receive between 2007 and 2008 pursuant to our previous orders and the new purchase agreement we signed in 2005. This new facility was arranged in early 2006 provides with guarantees from the export credit agencies for 85% of the net purchase price of each aircraft. The remaining 15% of the net purchase price will be funded internally.

Our total long-term debt (including capital leases) at December 31, 2006 was US$1,372.0 million compared to US$813.0 million in 2005. The increase in long-term debt during 2006 relates mainly to the incorporation of debt-financed fixed assets as well as the financing of predelivery payments related to three Boeing aircraft deliveries between 2007 and 2008. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2006, we had 44 aircraft under operating leases, and we had minimum lease payment obligations of US$735.6 million compared to US$856.0 million as of December 31, 2005. Minimum lease payment obligations decreased as the effect of the incorporation of new aircraft under lease agreements and the extension of several lease contracts was offset by the consumption of one year of lease-payments. The average interest rate of our long-term debt was 5.3% as of December 31, 2006. 95.8% of our debt effectively accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. At March 31, 2007, we also had purchase obligations for 23 Airbus A318s, three Airbus A319, 13 Airbus A320s, and 11 Boeing 767-300 passenger aircraft, amounting to a combined total of US$2,276 million, with delivery between 2007 and 2011.

The following table sets forth our material expected obligations and commitments as of December 31, 2006.

	Payments due by period, as of December 31, 2006
	Total	2007	2008	2009	2010	2011	Thereafter
	(in US$ millions)
Principal debt payments	1,045.4	73.7	77.1	79.8	83.8	87.9	643.1
Interest debt payments	353.2	54.2	49.4	45.2	41.1	36.9	126.4
Capital leases(1)	255.9	49.6	49.2	49.5	39.2	25.3	43.1
Operating leases(2)	735.6	147.6	131.9	105.9	91.3	90.8	168.1
Purchase obligations	2,873.0	609.0	1,058.0	365.0	362.0	479.0	0.0
Total	5,263.1	934.1	1,365.6	645.4	617.4	719.9	980.7

(1)	Includes interests
(2)	Includes aircraft leases and other non-cancelable leases

Capital Expenditures

Over the last three years our cash capital expenditures were US$126.9 million in 2004, US$592.4 million in 2005, and US$920.4 million in 2006 mainly reflecting our acquisition of aircraft and aircraft-related equipment, IT equipment and support infrastructure, and the funding of pre-delivery deposits.

The following chart sets forth our estimate, as of March 31, 2007, of our future capital expenditures for 2007, 2008, 2009, 2010 and 2011:

	Expenditures by year, as of March 31, 2007
	2007	2008	2009	2010	2011
	(in US$ millions)
Expenditures on aircraft	476	936	269	243	662
Other expenditures(1)	133	122	96	119	127
Total	609	1,058	365	362	789

(1)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See ‘‘Business of the Company — Fleet’’ under Item 4 above. Principally, we have projected our capital expenditures based on:

•	the delivery of seven Airbus A320-family aircraft in 2007, 17 in 2008, six in 2010 and nine in 2011;

•	the delivery of three Boeing B767-300 passenger aircraft in 2007, five in 2008 and three in 2009; and

•	the possible addition of two Boeing 777-Freigther aircraft.

We are currently evaluating the possible purchase of additional widebody aircraft. We have periodic discussions with Airbus and Boeing, but have not established any definitive plans.

We expect that cash generated from operations, short-term credit-lines, the long-term syndicated loans already negotiated with various banks and the capital increase expected to occur in the first half of 2007, will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

Credit Card Receivables Securitization

We have raised a total of US$100.0 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services in the United States through American Express, Diners Club, Discover, Visa and MasterCard to Pelican Finance Ltd. (‘‘Pelican’’). In the first transaction, completed in March 1999, we sold US$60.0 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. This transaction had a term of seven years and our sale of these receivables authorized Pelican to collect payments on them until March 2006. Final payment for this transaction was made in June 2006. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40.0 million. This transaction has a term of seven years, with a four year grace period on principal payments. Our sale of these receivables authorizes Pelican to collect payments on them until the earlier of the date the notes issued by Pelican are fully redeemed and August 2009.

Off-Balance Sheet Arrangements

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft. We have not made any residual value or similar guarantees to our lessors. We have made certain guarantees and indemnities to other unrelated parties that are not reflected on our balance sheet, but we believe that these will not have a significant impact on our results of operations or financial condition.

We have no other off-balance sheet arrangements. See Notes 1 and 23 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Differences between Chilean GAAP and U.S. GAAP

Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 27 to our audited consolidated financial statements for a discussion of these differences and their effect on our results of operations.

Our net income determined under U.S. GAAP would have been US$209.7 million in 2006, US$156.3 million in 2005, and US$164.7 million in 2004 as compared with net income under Chilean GAAP of US$241.3 million in 2006, US$146.6 million in 2005, and US$163.6 million in 2004. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment of expenses for amortization of goodwill, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, the ineffectiveness of certain derivative instruments resulting in additional adjustments under Chilean GAAP; and, certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP. In 2006, the main difference affecting the determination of net income was the effect of an accounting change for maintenance charges. See Note 3 to our audited consolidated financial statements.

Shareholders’ equity determined under U.S. GAAP would have been US$592.7 million at December 31, 2006; US$526.8 million at December 31, 2005; and, US$447.8 million at December 31, 2004 as compared with shareholders’ equity under Chilean GAAP of US$626.3 million at December 31, 2006; US$502.7 million at December 31, 2005; and, US$434.6 million at December 31, 2004 principally due to differences in purchase accounting adjustments, adjustments for the provision for deferred income taxes, and goodwill amortization.

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

The current board of directors was elected at the annual shareholders’ meeting held in April 2006. Its term expires in April 2008. The following are Lan Airlines’ directors and senior management as of February 28, 2007:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director
Ramón Eblen Kadis(3)	Director
Bernardo Fontaine Talavera	Director
Andrés Navarro Haeussler	Director
Sebastián Piñera Echenique(4)	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Ignacio Cueto Plaza(2)	President and Chief Operating Officer
Alejandro de la Fuente Goic	Chief Financial Officer
Armando Valdivieso Montes	Chief Executive Officer-Passenger
Cristián Ureta Larraín	Chief Executive Officer-Cargo
Carlos Prado Cánepa	Senior Vice President, Corporate Investment
Marco Jofré Marín	Senior Vice President, Operations, Engineering and Maintenance
Enrique Elsaca Hirmas	Senior Vice President, Strategic Planning
Emilio del Real Sota	Senior Vice President, Human Resources

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in May 2006.
(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in ‘‘Item 7’’), one of the Controlling Shareholders.
(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group (as defined in ‘‘Item 7’’), a major shareholder.
(4)	Mr. Sebastian Piñera Echenique is a member of the Piñera Group (as defined in ‘‘Item 7’’), one of the Controlling Shareholders.

Biographical Information

Set forth below are brief biographical descriptions of Lan Airlines’ directors and senior management.

Directors

Mr. Jorge Awad Mehech, 61 years old, has served as chairman and member of Lan Airlines’ board of directors since July 2001. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the next annual shareholders’ meeting. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile, Envases del Pacifico S.A., Edyce S.A. and Universidad de Talca. He is also a board member of ICARE (Instituto Chileno de Administracion Racional de Empresas), a Chilean organization seeking to promote private enterprise. As of February 28, 2007, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of Lan Airlines, through Inversiones y Asesorías Fabiola S.A., of 189,943 common shares (0.1% of Lan Airlines’ outstanding shares).

Mr. Darío Calderón González, 60 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Calderón has been a partner in Calderón y Cía., a Chilean law firm, since 1970. Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., and Calzados Gino S.A.

Mr. José Cox Donoso, 52 years old, has served on Lan Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cox has also served as chairman of the board of directors of Lan Cargo since September 1995. In addition, Mr. Cox has served on the board of directors of another Chilean company, CMB-Prime Asset Managing Corp., since September 1993. Mr. Cox is also chairman of the Chilean Electronic Stock Exchange. As of February 28, 2007, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of Lan Airlines, through Inversiones Aéreas CGP Dos S.A., 2,654,324 common shares of Lan Airlines (0.8% of Lan Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 47 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of Lan Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 28, 2007, Mr. Cueto shared in the beneficial ownership of 86,133,567 common shares of Lan Airlines (27.0% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see ‘‘Item 7. Controlling Shareholders and Related Party Transactions’’.

Mr. Juan Cueto Sierra, 77 years old, was one of the founders of Fast Air in 1978 and has served on Lan Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively.

Mr. Ramón Eblen Kadis, 62 years old, has served on Lan Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A.. Mr. Eblen is a member of the Eblen Group (a major shareholder of Lan Airlines). As of February 28, 2007, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of Lan Airlines (approximately 10.0% of Lan Airlines’ outstanding shares) held by the Eblen Group. For more information see ‘‘Item 7. Controlling Shareholders and Related Party Transactions’’.

Mr. Andrés Navarro Haeussler, 58 years old, joined Lan Airlines’ board of directors in April 2004. Mr. Navarro’s term as a director ends on the date of the next annual shareholders’ meeting. Mr. Navarro holds a Civil Engineering degree from Universidad Católica de Chile. He is the president and founder of Sonda S.A., a leading IT services provider in Latin America, which has operations in 11 Latin American countries, including Mexico, Brazil, Argentina, Chile and Colombia. This company had its IPO during 2006 and is listed in the Santiago Stock Exchange. He is also the Chairman of the Board of Clínica Las Condes and of Inmobiliaria y Constructora Aconcagua S.A. and member of the board of Fundación Teleton, a non-profit organization.

Mr. Sebastián Piñera Echenique, 57 years old, joined Lan Airlines’s board of directors in February 1999. Mr. Piñera served as chairman of Lan Airlines’ board of directors from October 2000 to April 2001. Mr. Piñera resigned as member of Lan Airlines’ board of directors in May 2005 in order to run for the Presidency of Chile. Mr. Piñera was elected back to the board in April 2006. He has been a member of the Chilean senate, and he also served as President and General Manager of Citicorp Chile from 1980 to 1987. Mr. Piñera currently serves on the boards of directors of Quintec and Colo Colo. In addition, from May 2001 to March 2004, Mr. Piñera served as President of Renovación Nacional, a Chilean political party. Mr. Piñera holds a Ph.D. in Economics from Harvard University. As of February 28, 2007, according to shareholder registration data in Chile, Mr. Piñera shared in the beneficial ownership, through Axxion S.A. and Inversiones Santa Cecilia S.A., of 89,245,794 common shares of Lan Airlines (27.98% of Lan Airlines’ outstanding shares). For more information see ‘‘Item 7. Controlling Shareholders and Related Party Transactions’’.

Bernardo Fontaine Talavera, 42 years old, has served on Lan Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the next annual shareholders’ meeting. Mr. Fontaine has held various responsibilities on the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Almagro S.A., Loginsa S.A. and Polygon S.A. He is also the general manager of Tres Mares S.A., which owned, as of February 2007, 8,640,593 shares of Lan Airlines S.A. (2.7% of Lan Airlines’ outstanding shares).

Senior Management

Mr. Enrique Cueto Plaza, 48 years old, is Lan Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on Lan Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of Lan Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 28, 2007, Mr. Cueto shared in the beneficial ownership of 86,133,567 common shares of Lan Airlines (27.0% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see ‘‘Item 7. Controlling Shareholders and Related Party Transactions’’.

Mr. Ignacio Cueto Plaza, 43 years old, is Lan Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, a position he assumed in 1999. Mr. Cueto served on the board of directors of Lan Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, director of Lan

Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 28, 2007, Mr. Cueto shared in the beneficial ownership of 86,133,567 common shares of Lan Airlines (27.0% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see ‘‘Item 7. Controlling Shareholders and Related Party Transactions’’.

Mr. Alejandro de la Fuente Goic, 48 years old, is Lan Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined Lan Airlines in April 1995. Prior to joining Lan Airlines, Mr. de la Fuente served as Director of Management and Finance of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of February 28, 2007, Mr. de la Fuente owned 51,175 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 44 years old, is Lan Airlines’ Chief Executive Officer-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of February 28, 2007, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Cristian Ureta, 44 years old, is Lan Airlines’ Chief Executive Officer-Cargo, a position he assumed in 2005. Mr. Ureta has a Engineering degree from Pontificia Universidad Catolica and a Special Executive Program from Stanford University. Between 2002 and 2005 Mr. Ureta served as Production Vice President for Lan Cargo. Between 1998 and 2002 he was Lan Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Carlos Prado Cánepa, 57 years old, is Lan Airlines’ Senior Vice President, Corporate Investments, and has held this position since July 1998. From 1992 to 1998, Mr. Prado served as Lan Airlines’ Senior Vice President, Technical. From 1986 to 1992, he served as Chief Executive Officer of Exim Air S.A. From 1982 to 1986, Mr. Prado served as our Vice President, Cargo, and from 1981 to 1982 as our Fuel Manager.

Mr. Marco Jofré Marín, 43 years old, is Lan Airlines’ Senior Vice President, Operations and Engineering. Mr. Jofré has been responsible for Operations since August 1998 and for Engineering and Maintenance since May 2002. From 1997 to 1998, Mr. Jofré served as Executive Vice President of Fast Air, from 1992 to 1997 as Planning Director of Fast Air and from 1990 to 1992 as Vice President Services, North America of Fast Air Miami. Currently, Mr. Jofré also serves as a consultant to the Academy of Aeronautical Sciences and on the boards of directors of Flight Training Center-Chile. As of February 28, 2007, according to shareholder registration data in Chile, Mr. Jofré owned 25,588 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Enrique Elsaca Hirmas, 39 years old, is Lan Airlines’ Senior Vice President, Strategic Planning , a position he assumed in July 2004. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Catolica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining Lan Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 42 years old, is Lan Airlines’ Senior Vice President Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of DYS, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Compensation

For the year ended December 31, 2006, the aggregate amount of compensation we paid to all executives and senior managers was US$41.5 million, which did not include US$10.6 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

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

Lan Airlines’ directors are paid 24 UF per meeting (56 UF for the chairman of the board). Lan Airlines also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment.

On April 5, 2007, the extraordinary shareholders meeting approved a capital increase of 22,090,910 shares. The same meeting designated 10% of the approved capital increase (2,209,091 shares) for purposes of a proposed employee stock option compensation plan. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan.

As set forth in further detail in the following table, in 2006, the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$119,586.2.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	31,932.7
Ramón Eblen Kadis	19,657.8
José Cox Donoso	18,015.5
Darío Calderón González	8,998.6
Andrés Navarro Haeussler	8,190.2
Juan José Cueto Plaza	9,007.8
Juan Cueto Sierra	7,359.4
Bernardo Fontaine Talavera	9,828.9
Sebastián Piñera Echenique	6,595.2
Total	119,586.2

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

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

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporation Law, as amended by Law No. 19705, Lan Airlines must have a board of directors’ committee composed of no less than three board members. Lan Airlines has established a three-person committee of its board of directors, which, among other duties, is responsible for:

•	examining the reports of Lan Airlines’ external auditors, the balance sheets and other financial statements submitted by Lan Airlines’ administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies to the board of directors;

•	evaluating and proposing external auditors and rating agencies;

•	reviewing internal control reports pertaining to related party transactions;

•	examining and reporting on all related-party transactions; and

•	reviewing the pay scale of Lan Airlines’ senior management.

Under Chilean law we are required, to the extent possible, to appoint a majority of independent directors to the board of directors committee. The corresponding independence requirements are set forth in Chilean Corporation Law, as amended by Law No. 19705, and relate to the relationship between the directors and the shareholders that control a corporation. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders.

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

As of February 28, 2007, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 under the Securities Exchange Act of 1934. As of February 28, 2007, the committee members were
Mr. Jorge Awad Mehech, Mr. José Cox Donoso and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per meeting.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	Under Chilean law, we are not required to have a majority of independent directors on our board.
Our board of directors’ committee (all of whom are members of our board of directors) is composed of three directors, two of whom must be independent if we have a sufficient number of independent directors on our board.
The definition of independence applicable to us pursuant to the Chilean Corporation Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

NYSE Standards	Our Corporate Governance Practice
Under the Chilean Corporation Law, a director is deemed to be independent if such member would have been elected as a Director at the Shareholders Meeting after excluding the votes of any controlling shareholder or party related to it.
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.
Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s compensation.
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code of ethics is available upon request, in writing, by telephone or by e-mail, to the following address: Lan Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3944, email: gisela.escobar@lan.com. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Employees

General

The following table sets forth the number of employees in various positions at Lan Airlines, Lan Cargo and our other subsidiaries.

	As of December 31,
Employees(1)	2004	2005	2006
Administrative	3,135	3,222	2,928
Sales	1,838	2,057	1,906
Maintenance	1,620	1,977	1,892
Operations	4,028	4,727	4,826
Cabin crew	1,916	2,101	2,043
Cockpit crew	877	1,015	1,029
Total	13,414	15,099	14,624

(1)	In 2006, approximately 67% of our employees worked in Chile, 28% in other Latin American countries and 5% in the rest of the world.

Since we have been run by the current management team, we have implemented a performance-related pay structure for our administrative, management and flight personnel, including performance-based bonuses and pay scales that reward foreign language proficiency in counter, technical and administrative personnel. During 2006, over 90% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

We provide our employees with medical insurance and also grant other benefits, such as free and discounted airline tickets, to our permanent employees. We have never offered stock options to our employees in the past. On April 5, 2007, the extraordinary shareholders meeting approved a capital increase of 22,090,910 shares. The same meeting designated 10% of the approved capital increase (2,209,091 shares) for purposes of a proposed employee stock option compensation plan. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan.

As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

Training

Our flight operations, maintenance and customer ground operations personnel undergo training when they join us and throughout their employment with us. We invested US$4.7 million in training in 2004, US$6.3 million in 2005 and US$7.1 million in 2006. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We have signed an agreement with CAE (a Canadian firm specializing in flight training) to develop a pilot training center in Santiago de Chile. This training center includes one Boeing 737-200, one Airbus A320 and one Boeing 767 Full Flight simulators. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

Aircraft mechanics and maintenance supervisory personnel must be licensed and qualified for specific aircraft by the DGAC and other corresponding authorities in other countries in which we operate. We train our technicians (Mechanics, Specialists, Inspectors and Maintenance Supervisors) in all programs required by both local authority (DGAC) and international authorities and aviation associations, such as the FAA, EASA, IATA rules and regulations, those required by aircraft manufacturers and the training needs that we identify during our annual reviews. The program of study contains initial and continuing training. Initial education are level III ATA SPEC 104 and lasts 40 to 50 days depending on the aircraft types and continuing training lasts up to 5 to 6 days.

In December 1997, Lan Airlines and Lufthansa Technical Training GmbH created Lufthansa Lan Airlines Technical Training S.A. in Santiago to provide ourselves and third parties with technical training services and amenities, primarily for mechanics.

During 2006, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

Labor Relations

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

The collective bargaining agreement between Lan Express and its pilots’ union expires in November 2008. Three collective contracts are in place between Lan Airlines and its pilots (either through a union or employee groups). These contracts were negotiated in 2005 and early 2006 and expire between May 2009 and January 2010. Lan Cargo is also a party to an employment agreement with its pilots that expires in April 2008.

Lan Airlines has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from April 2007 to May 2010. Lan Airlines and Lan Express have entered into collective bargaining agreements with its maintenance personnel that expire at various times, ranging from March 2007 to September 2008. The agreement with the union representing our administrative personnel expires in August 2009.

The majority of Lan Argentina’s employees belong to industry-wide unions. In 2005, Lan Argentina hired employees from another airline and agreed to maintain their employment conditions and labor stability for a period of three years.

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

ITEM 7.    CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Controlling Shareholders

Pursuant to agreements signed in July 2004, two shareholder groups control the Company. These shareholder groups are:

•	the Cueto Group, which includes Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain members of their family; and

•	the Piñera Group, which includes Mr. Sebastián Piñera Echenique and certain members of his family.

We collectively refer to these shareholder groups as ‘‘Controlling Shareholders’’. As of March 31, 2007, our Controlling Shareholders owned 54.99% of our voting common shares. While the common shares owned by the Controlling Shareholders do not have different voting rights than the common shares owned by our other shareholders, these Controlling Shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

The agreements signed by our Controlling Shareholders provide for a joint-action agreement and a right of first refusal agreement in connection with 45.0% of our common shares. Under the joint-action agreement, the Controlling Shareholders agreed to coordinate their actions on all matters pertaining to the Company’s management, both at shareholders’ meetings and meetings of the board of directors. Under the right of first refusal agreement between the groups, the shares included under this agreement are subject to reciprocal rights of first refusal in connection with any future sale to a third party.

As of March 31, 2007, a third shareholder group, which includes our director Ramón Eblen Cadiz, owned 9.96% of our common shares. Because this group can influence our management, we have classified this group as a ‘‘Principal Shareholder’’.

The table below sets forth the beneficial ownership of common shares as of March 31, 2007, broken down between our Controlling Shareholders, other principal shareholder, and minority shareholders.

	Beneficial ownership (as of March 31, 2007)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Cueto Group
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	86,133,567	27.01%
Total	86,133,567	27.01%
Piñera Group
Inversiones Santa Cecilia S.A.	23,417,920	7.34%
Axxion S.A.	65,827,874	20.64%
Total	89,245,794	27.98%
Principal Shareholder	31,778,049	9.96%
Others	11,751,680	35.04%
Total	318,909,090	100.00%

On January 11, 2007, the SVS publicly announced the initiation of an administrative investigation to determine whether the purchase of shares of LAN on July 24, 2006 made by Mr. Sebastian Piñera Echenique, through Inversiones Santa Cecilia S.A., had breached an obligation not to acquire shares of LAN until the financial statements became publicly available. Mr. Piñera has publicly rejected the allegations. The Company is not a party to the investigation. As of the date of this annual report, the SVS had not concluded the investigation.

As of March 31, 2007, investors outside of Chile held 12.59% of our capital stock in the form of ADSs, and other minority investors held 22.46% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of March 31, 2007, we had 1,042 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

Related Party Transactions

General

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

In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 15 to our audited consolidated financial statements for the fiscal year ended December 31, 2006.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, ‘‘Financial Statements’’ and pages F-1 through F-71.

Other Financial Information

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. On July 30, 1997, the Chilean Antitrust Commission imposed a fine on us of US$345,000 in connection with a complaint filed by DAP Airlines, or DAP, alleging that we employed anti-competitive tactics by reducing our prices on certain of our routes and refusing to perform maintenance services on DAP aircraft. On January 8, 1998, DAP filed a demand for indemnification against Lan Airlines, National Airlines and Lan Cargo, jointly and severally, in the amount of Ch$6.4 billion (US$12.0 million according to the observed exchange rate as of December 31, 2006). In June 2000, the courts ruled in favor of DAP in the amount of Ch$342 million (US$640,000 according to the observed exchange rate as of December 31, 2006). We appealed the decision to the Chilean Supreme Court in July 2004. The Supreme Court confirmed the first ruling in favor of DAP in the amount of 4,000 Unidades de Fomento (US$137,000 according to the observed exchange rate as of December 31, 2006).

On February 14, 2006 the U.S. Department of Justice and the European Commission initiated investigations involving numerous cargo airlines around the world, including Lan Cargo, for alleged anti- competitive practices in the air cargo industry, particularly the alleged fixing of fuel surcharge and air cargo fares. The investigations themselves do not imply that Lan Cargo has been charged with or has engaged in any prohibited activity. The investigations are continuing and are expected to last at least several months. The investigation by the U.S. Department of Justice prompted the filing of numerous Civil Class Actions against many airlines including Lan Cargo and Lan Airlines in Canada and the United States. Absa has also been added as a defendant in the consolidated class action pending in the United States, and is one of several cargo airlines involved in a preliminary investigation by Brazilian governmental authorities of alleged anticompetitive practices regarding fuel surcharges in the air cargo business. The Brazilian investigation similarly does not imply that Absa has been charged with or has engaged in any prohibited activity, and is similarly expected to last several months.

On April 26, 2006, a proceeding was filed against Lan Airlines and Lan Cargo before the Chilean Antitrust Court relative to the alleged abusive exercise of their dominant position in the air cargo business to and from Punta Arenas, Chile, and in the customs storage business in that city, where Lan Airlines participates through its subsidiary Fast Air Almacenes de Carga S.A. The proposed fine is of 2,000 Unidades Tributarias Mensuales (equal to US$ 120,000 according to the observed exchange rate as of December 31, 2006) for each of Lan Airlines and Lan Cargo.

Dividend Policy

In accordance with Chilean law, Lan Airlines must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses. If there is no net income in a given year, Lan Airlines can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to Lan Airlines’ by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by Lan Airlines.

Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under ‘‘Chilean Taxation—Cash Dividends and Other Distributions’’ under Item 10). Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

ITEM 9.    THE OFFER AND LISTING

Stock Price History

The principal trading market for our common shares is the Santiago Stock Exchange. The common shares have been listed on the Santiago Stock Exchange under the symbol ‘‘LAN’’ since 1989, and the ADSs have been listed on The New York Stock Exchange under the symbol ‘‘LFL’’ since November 7, 1997. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the Santiago Stock Exchange for the common shares and the high and low closing prices on The New York Stock Exchange for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

Year ended December 31,	Ch$ per Common Share		US$ per ADS
	Low	High	Low	High
2002	520.00	990.00	3.40	7.55
2003	735.00	2,110.10	5.15	17.75
2004
First Quarter	2,010.00	2,300.00	16.86	19.80
Second Quarter	2,170.00	2,505.00	16.85	20.60
Third Quarter	2,350.10	3,006.20	18.58	25.00
Fourth Quarter	2,710.00	3,650.00	22.30	32.90
2005
First Quarter	3,420.00	4,170.00	30.25	35.98
Second Quarter	3,885.00	4,370.00	33.54	38.05
Third Quarter	3,240.00	4,280.00	30.69	37.55
Fourth Quarter	3,346.90	3,845.90	31.31	37.55
2006
First Quarter	3,780.00	4,250.00	36.24	40.85
Second Quarter	3,470.00	4,149.90	31.37	39.76
Third Quarter	3,250.40	4,120.00	29.85	38.55
Fourth Quarter	4,155.00	5,867.00	38.60	55.34
2007
Monthly Prices
January, 2007	5,880.00	6,769.90	54.90	62.08
February, 2007	6,880.00	8,275.00	63.47	75.25
March, 2007	7,285.60	7,940.90	67.69	74.63
April, 2007	7,489.90	7,985.30	69.58	74.50

Source: Santiago Stock Exchange and the New York Stock Exchange.

As of March 31, 2007, a total of 318,909,090 common shares were outstanding, including 40,152,710 common shares represented by ADSs.

Trading

The Chilean stock market, which is regulated by the SVS under Law 18,045 of October 22, 1981, as amended, which we refer to as the Securities Market Law, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.

The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 85.1% of securities traded in Chile. Approximately 14.4% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system; a firm offers system or daily auctions. Trading through the open voice system occurs on each business day between 9:30 a.m. to 4:30 p.m. The Santiago Stock Exchange has an electronic system of trade, called Telepregón, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:30 p.m. The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. (or 5:30 p.m., depending on the period of the year) on each business day. In February 2000, the Santiago Stock Exchange Off-Shore Market began operations. In the Off-Shore Market, publicly offered foreign securities are traded and quoted in U.S. dollars.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

Set forth below is information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law. This description contains all material information concerning the common shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean Corporation Law and the Securities Market Law, each referred to below. For additional information regarding the common shares, reference is made to our by-laws, a copy of which is included as Exhibit 1.1 to this annual report on Form 20-F.

Organization and Register

Lan Airlines is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Lan Airlines was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (Diario Oficial de la República de Chile) No. 31.759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices y Comercio de Santiago) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (‘‘sociedades anónimas’’, or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Finally, Decree-Law 3500, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements for establishing publicly held corporations. Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations:

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

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions shall be carried out through a tender offer:

•	an offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•	an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net assets of the holding company.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, even without payment therefore, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends of distribution of capital. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). Shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which in any case cannot exceed three years from the date of such shareholders’ meeting which authorizes the increase in capital) will be canceled and will no longer be available for issuance by us. Fully paid shares are not subject to further calls or assessments or to liabilities of Lan Airlines.

As of March 31, 2007, our share capital consisted of 318,909,090 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote.

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

Under Chilean law, preemptive rights are exercisable, freely transferable or waived by shareholders during a 30-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such 30-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third parties. For that 30-day period and an additional 30-day period, Chilean publicly held corporations are not permitted to offer any unsubscribed common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional 30-day period, Chilean publicly held corporations are authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange.

Directors

Our by-laws provide for a board of nine directors. Compensation to be paid to directors must be approved by vote at the annual shareholders’ meeting. We hold elections for all positions on the board of directors every two years. Under our by-laws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his or her votes in favor of one nominee or may apportion his or her votes among any number of nominees. These voting provisions currently ensure that a shareholder owning more than 10% of our outstanding shares is able to elect at least one representative to our board of directors.

Under the Chilean Corporation Law, transactions in which a director is interested (including a transaction in which a director has an indirect interest) must be conducted on an arm’s-length basis and must satisfy certain disclosure requirements. These transactions include transactions involving a director’s spouse or close relatives, transactions involving other companies on whose board such director also serves or transactions with other companies where the director controls 10% of such company (directly or indirectly). Corporations may enter into transactions in which a director is interested if the transaction has been previously approved by the board of directors (which must be disclosed at the next shareholders’ meeting) and is consistent with standards of fairness similar to those that normally prevail in the market. Transactions which do not meet these conditions are valid and enforceable, but each director who approved the transaction is jointly and severally liable for damages suffered by the company, the shareholders or any interested third parties, and the director who directly or indirectly benefits from the transaction must pay all benefits received from such transaction to the corporation. The directors are also subject to fines and administrative sanctions.

Whenever a transaction in which a director is interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$70,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arms’-length conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts’ reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate the planned method of payment. Experts’ valuation reports must be made available to the shareholders and to the board of directors for a period of 20 business days. The board of directors may decide to approve or reject the proposed transaction only after this 20-day period has expired. If shareholders representing 5% of the voting shares determine, within the 20-day period, that the transaction is not favorable to the corporation’s interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders’ meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent ordinary annual meeting of our shareholders was held on April 5, 2007. Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Chilean Official Gazette pursuant to legal requirements. The first notice must be published not less than 15 days and not more than 20 days in advance of the scheduled meeting. Notice also must be mailed not less than 15 days in advance of the meeting to each shareholder and to the SVS and the Chilean stock exchanges. Currently, we publish our official notice in the newspaper La Tercera.

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

The following matters can only be considered at an extraordinary shareholders’ meeting:

•	our dissolution;

•	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;

•	the issuance of bonds or debentures convertible into shares;

•	the conveyance of 50% or more of our assets or 50% or more of our liabilities;

•	granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and

•	other matters that require shareholder approval according to Chilean law or the by-laws.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, under the Chilean Corporation Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in our corporate form, division or merger with another entity;

•	amendment to our term of existence, if any;

•	our early dissolution;

•	change in our corporate domicile;

•	decrease of our capital stock;

•	approval of contributions and the assessment thereof whenever consisting of assets other than money;

•	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

•	decrease in the number of members of the board of directors;

•	the conveyance of 50% or more our assets, either including or not including our liabilities, or the submittal of, or changes to, any business plan that contemplates the conveyance of assets in an amount that exceeds the percentage mentioned above;

•	the form that dividends are paid in;

•	granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;

•	the acquisition of our own shares, when, and on the terms and conditions, permitted by law;

•	the resolution to make private a public corporation in each case the requirements set forth in ‘‘—General’’ cease to be met;

•	all other matters provided for in the by-laws; and

•	the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first thirteen items listed above.

Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before the scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation shall send to every shareholder a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has required of the company such sending. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See ‘‘—Dividend and Liquidation Rights’’ below.

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

Lan Airlines may grant an option to its shareholders to receive any dividend in excess of 30% of net income in cash, in its own shares or in shares of publicly held corporations held by it. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See ‘‘—Preemptive Rights and Increases in Share Capital’’ above.

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporation Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the Junta Nacional de Cuerpos de Bomberos de Chile, or the National Corporation of Firefighters.

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are declared bankrupt or are subject to a creditor’s agreement pursuant to Title XII of Book IV of the Commerce Code. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

‘‘Dissenting shareholders’’ are defined as those who attend a shareholders’ meeting and vote against a resolution which results in the withdrawal right, or, if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following 30 days. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days after adoption of the resolution.

The price paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the event giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange (acciones de transaccion bursátil), the price paid to the dissenting shareholder is the book value. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into an entity that is not a publicly held corporation governed by the Chilean Corporation Law;

•	the merger of the company with or into another company;

•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

•	the creation of preferential rights for a class of shares or an amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

•	resolutions of the shareholders’ meeting approving the decision to make private a public corporation in the case the requirements set forth in ‘‘—General’’ cease to be met; and

•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

In addition, shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender offer for the remaining shares within 30 days after acquisition.

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

Material Contracts

In 2005, we entered into Amendment No.2 and Amendment No.3 to the purchase agreement entered into in 1998 with Airbus S.A.S. (formerly known as Airbus Industrie) for acquisition of 32 Airbus A-320 family aircraft to be delivered in 2006, 2007 and 2008. These Amendments provided us with the option of purchasing 15 additional aircraft in the future. First deliveries took place during August 2006, with four A319 aircraft, and during September 2006, with four additional A319 aircraft. The estimated gross value of the Airbus aircraft for which we have firm commitments to take delivery under the Amendments is US$960 million.

In 2005 and 2006 we also agreed to purchase a total of 15 Boeing 767-300 passenger and freighter aircraft, of which four passenger and one freighter aircraft had already been delivered through February 2007. Delivery of the remaining aircraft is scheduled to take place between May 2007 and

2008. We have the option to convert some of the orders from the passenger version to the freighter version or vice versa with certain anticipation. The estimated gross value (at list prices) of the Boeing aircraft for which we have firm commitments to take delivery under these contracts is US$1.1 billion.

In December 2006, we entered into a Supplemental Agreement to the Purchase Agreement entered into with the Boeing Company for the acquisition of three additional Boeing 767-300 passenger aircraft, which delivery is scheduled to take place in 2009.

In March 2007, we entered into Amendment No.3 to the First A340 Purchase Agreement with Airbus S.A.S. for the cancellation of two A340 aircraft scheduled for delivery in November 2008, and Amendment No.3 to the Second A320 Family Purchase Agreement with Airbus S.A.S. for the conversion of 15 options to purchase aircraft into firm orders. The net increase in capital expenditures related to these agreements is US$315 million.

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft.

For more information, see ‘‘Information on the Company—Fleet—Fleet Leasing and Financing Arrangements’’ under Item 4.

Foreign Investment and Exchange Controls in Chile

The Central Bank of Chile is responsible, among other things, for monetary policies and exchange controls in Chile. Equity investments, including investments in shares of stock by persons who are non-Chilean residents, have been generally subject in the past to various exchange control regulations restricting the repatriation of their investments and the earnings thereon.

Article 47 of the Central Bank Act and Chapter XXVI of the Central Bank Foreign Exchange Regulations, regulated the foreign exchange aspects of the issuance of ADSs by a Chilean company until April 2001. According to Chapter XXVI, the Central Bank of Chile and the depositary had to enter into an agreement in order to gain access to the formal exchange market. The issuers of the shares underlying the ADSs and the custodian could also be parties to these agreements and we are party to such agreement.

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

However, all contracts executed under the provisions of Chapter XXVI (including the foreign investment contract among Lan Airlines, the Central Bank of Chile and the ADS depositary, or the Foreign Investment Contract), remain in full force and effect and continue to be governed by the provisions, and continue to be subject to the restrictions, set forth in Chapter XXVI at the time of its abrogation. Our Foreign Investment Contract guarantees ADS investors access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and repatriate amounts received with respect to deposited common shares or common shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them).

The guarantee of access to the Formal Exchange Market under the Foreign Investment Contract requires compliance of the following conditions:

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

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. We cannot assure, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. We cannot assure you whether this Foreign Investment Contract will extend to any shares issued after the abrogation of Chapter XXVI.

Voting Rights

Holders of our common shares may instruct the depositary to vote the shares underlying their ADRs. If we ask holders for instructions, the depositary will notify such holders of the upcoming vote and arrange to deliver our voting materials to such holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Chilean law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as holders instruct. Otherwise, holders will not be able to exercise their right to vote unless they withdraw the shares. However, holders may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of upcoming votes and ask for their instructions.

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

Chilean Taxation

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (‘‘Chilean IRS’’) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE CHILEAN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

Cash Dividends and Other Distributions.

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. Currently, the First Category Tax rate is 17%. In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% the actual payment of such First Category Tax at that 17% rate and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

The Company’s taxable income	100.00
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83.00
Dividend distributed (30% of net distributable income)	24.9
First category increase	5.1
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.5)
Credit for 17% of First Category Tax	5.1
Net tax withheld	(5.4)
Net dividend received	19.5
Effective dividend withholding rate	21.69%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) − (First Category Tax effective rate)
1 − (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the Company’s Taxable Profit Fund. The Effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, will be 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, and from 2004 onwards, the First Category Tax rate is 17%, which results in an effective rate of Withholding Tax of 21.69%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If as of December 31 of the year in which the dividend is paid, the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

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

Gain recognized on a sale or disposition of common shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the Foreign Holder has held the common shares for less than one year since exchanging ADSs for the Shares;

•	the Foreign Holder acquired and disposed of the common shares in the ordinary course of its business or as a habitual trader of shares; or

•	the Foreign Holder and the purchaser of the common shares are ‘‘related parties’’ or has an interest in the latter within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax (currently imposed at a rate of 17%) and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. Unless the gain subject to taxation can be determined, case in which the withholding is equal to 17% on the gain, or (ii) 20% of the total amount (the sale price without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law. The common shares must also have been acquired either in a stock exchange, within the process of a public tender of common shares governed by the Securities Market Law, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they:

•	are registered in the Securities Registry;

•	are registered in a Chilean Stock exchange; and

•	have an adjusted presence equal to or above 25%.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (US$6,850 as of February 28, 2007) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by ‘‘foreign institutional investors’’ such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the SVS. To qualify as a foreign institutional investor, an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•	a fund that offers its common shares or quotas publicly in a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the SVS;

•	a fund registered with a regulatory agency or authority from a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

•	a fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

•	a pension fund that is formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

•	a Foreign Capital Investment Fund, as defined in Law No. 18,657, in which case all quota holders shall be Chilean residents or domestic institutional investors; or

•	any other foreign institutional investor that complies with the requirements set forth in general regulations for each category of investor or prior information from the SVS and the Chilean IRS.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in, nor possess or participate in 10% or more of the capital or the profits of such corporations.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stock broker incorporated in Chile. In this contract, the bank or stock broker must undertake to execute purchase and sale orders, verify the applicability of the tax exemption or tax withholding and inform the Chilean IRS of the investors it works with and the transactions it performs. Finally, the foreign institutional investor must register with the Chilean IRS by means of a sworn statement issued by such bank or stock broker.

The tax basis of common shares received in exchange for ADRs will be the acquisition value of the common shares on the date of exchange duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for common shares and the immediate sale of the common shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile, provided that the sale of the common shares is made on the same date on which the exchange of ADRs for common shares is recorded, or if the price of the common shares at the exchange date, as determined above, is higher than the price at which the common shares are sold.

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

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of the applicable First Category Tax).

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common shares and ADSs by a beneficial owner that is: (i) a citizen or resident of the United States; (ii) a U.S. domestic corporation; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of common shares and ADSs as U.S. Holders. If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares or ADSs should consult its own tax advisor.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended, commonly referred to as the ‘‘Code’’, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, holders that own or are treated as owning 10% or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADRs and the underlying common shares by consulting their own tax advisers.

The statements of U.S. federal income tax laws set out below are based on the laws in force as of the date hereof and may be subject to changes in U.S. federal income tax law occurring after that date, including changes that may have retroactive effect.

ADRs

In general, if you are a U.S. Holder of ADRs evidencing our ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs and evidenced by those ADRs.

Taxation of Dividends

If you are a U.S. Holder, distributions of cash or property (other than common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to common shares or ADSs, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be includible in your gross income as ordinary income on the day on which you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. If you are a U.S. Holder, dividends paid in pesos generally will be includible in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars after they are received. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the common shares or ADSs and, thereafter, as capital gain.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are ‘‘qualified dividends’’. Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or ‘‘PFIC’’).

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.

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

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under ‘‘Taxation—Chilean Taxation—Cash Dividends and Other Distributions), the excess tax will not be creditable. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source ‘‘passive income,’’ U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Capital Gains or Losses

If you are a U.S. Holder, gain or loss realized on the sale, exchange or other taxable disposition of ADSs or common shares, generally will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holders, including individuals, generally is subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to significant limitations.

Any gain or loss a U.S. Holder realizes on such a sale, exchange or other taxable disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, could be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition (see ‘‘Taxation—Chilean Taxation—Capital Gains) unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares.

Deposits and withdrawals of common shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the U.S. Internal Revenue Service.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

HOLDERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

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

General

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

We are exposed to fuel hedging transaction losses if the other parties to our hedging contracts fail to perform. To manage this credit risk, we select counterparties based on their credit ratings and limit our exposure to each counterparty based on defined guidelines. We also monitor our relative market position with each counterparty periodically. For more information see ‘‘—Our operations are subject to fluctuations in the supply and cost of jet fuel which could materially impact our business’’ under Item 3.

During 2004, 2005 and 2006 we entered into a mix of costless collar contracts, call option contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 118.0 million gallons, 175.4 million gallons and 148.5 million gallons respectively (which represent 38.3%, 51.9% and 40.7% respectively, of our total fuel consumption). The result of these contracts was a gain of US$46.5 million in 2004, a gain of US$51.5 million in 2005 and a gain of US$12.9 million in 2006. The fair value of our outstanding swap contracts was estimated at positive US$15.3 million at December 31, 2004, at positive US$11.2 million at December 31, 2005 and at negative US$4.2 million at December 31, 2006.

Gains and losses on the hedging contracts referred to above are recognized as a non-operating item (on the other income-net line) in our income statement when the underlying fuel being hedged is consumed. Premiums paid to enter into hedging contracts are recorded as prepaid expenses and are amortized and included in our results of operations over the respective contract periods.

According to Chilean GAAP, the positive fair value of these jet fuel derivatives is reflected in the balance sheet as other long-term assets and the negative fair value is reflected in other long-term liabilities.

Risk of Fluctuations in Interest Rates

The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2006, US$456 million in principal amount of LIBOR-based interest-bearing long-term debt outstanding, which has been hedged as explained below. As of December 31, 2006, 4.2% of our long-term banking debt was exposed to interest rate risks.

In May 2001, we entered into six swap contracts in order to hedge our floating rate-exposure on US$331 million of our debt. Pursuant to these contracts, we pay or receive, depending on the case, the difference between the agreed fixed rate and the floating rate, calculated on the notional amount of each contract. In October 2005, the Company entered into two interest rate swap contracts in order to hedge the Libor exposure of the financing of two Airbus A319 aircraft delivered in 2005. During the first quarter of 2006, the Company also entered into ten receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of approximately US$47.5 million related to the unhedged portion of existing financing. Additionally, during the first half of 2006 the Company entered into 24 rate lock options and eight forward starting swap in order to hedge the LIBOR exposure of the financing of the 32 Airbus A320-family aircraft and into eight rate lock options contracts in order to hedge the LIBOR exposure of the financing of 12 B767-300 passenger aircraft. During 2006, the company exercised the rate lock options related to the financing of eight Airbus A319 aircraft and four Boeing 767-300 passenger and Freighter aircraft delivered in 2006. As of December 2006, we had 16 outstanding rate lock options and eight forward starting swaps for the delivery of 24 Airbus A320-family aircraft, and eight rate lock options for the financing of 8 Boeing 767-300 passenger and Freighter aircraft with delivery in 2007 and 2008. The fair value of these contracts as of December 31, 2006 was estimated to be at negative US$18.5 million.

According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

During the period of 2003 through 2005, we entered into interest rate call option contracts for a notional amount of US$ 274 million. These contracts allow us to limit our exposure to LIBOR at a predetermined value. The total premium paid amounted to US$12.6 million. As of December 31, 2006, the fair value of these contracts was estimated to be at negative US$3.2 million.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300 F aircraft with delivery in 2001, seven Boeing 767-300 passenger and Freighter aircraft with delivery in 2005 and 2006 and eight Airbus A319 aircraft with delivery in 2006, has enabled us to limit the impact that interest rate fluctuation could have on 95.8% of our interest-bearing long-term debt.

As of December 2006, the average interest of all of our outstanding interest-bearing long-term debt rate is 5.32%

The following table summarizes our principal payment obligations on our interest-bearing long-term debt and capital leases as of December 31, 2006 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2006 for each loan.

	Principal payment obligations by year of expected maturity(1)
	(in US$ millions)
Liabilities	Average interest rate(2)	2007	2008	2009	2010	2011	Thereafter
U.S. dollars	5.32%	111.7	117.3	122.6	118.2	109.8	683.9

(1)	At cost, which approximates market value.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2006 on our debt.

Risk of Variation in Foreign Currency Exchange Rates

During 2006, 86% of our operating revenues and 78% of our operating expenses were denominated in U.S. dollars, creating a partial natural hedge with each other. However, because we conduct business in local currencies in several countries, we face the risk of variation in foreign currency exchange rates. For more information, see Note 24 to our audited consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican nuevo peso, the Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2006 we had foreign exchange forward contracts for a notional amount of US$40 million with a market value as of December 31, 2006 of US$120,000.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2006 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	487,036	68.96	119,381	16.90	99,891	14.14	706,308
Other assets	2,199,417	98.96	12,527	0.56	10,537	0.48	2,222,481
Total assets	2,686,453	91.73	131,908	4.50	110,428	3.77	2,928.789
Current liabilities	719,370	82.09	56,397	6.44	100,516	11.47	876,283
Long-term liabilities	1,413,655	99.42	6,905	0.49	1,315	0.09	1,421,875
Total liabilities and shareholders’ equity	2,763,656	94.36	63,302	2.16	101,831	3.48	2,928,789

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Controls and Procedures.    We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2006, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.

Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control—‘‘Integrated Framework’’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation report of the registered public accounting firm.    See page F-2 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting.    There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Mr. José Cox Donoso, an independent director as required by the Chilean Corporation Law and applicable New York Stock Exchange listing standards, as an ‘‘audit committee financial expert’’ within the meaning of this Item 16A. See ‘‘Item 6. Directors, Senior Management and Employees—Directors.’’

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Upon request, in writing or orally, by telephone or by e-mail, to the following address: Lan Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56-2) 565-3944, email: gisela.escobar@lan.com, we will provide any person with a copy of our code of ethics without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at www.lan.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

    Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years (ended December 31) 2004, 2005 and 2006:

	Year ended December 31
	2004	2005	2006
	(in thousands of US dollars)
Audit fees	554.2	717.8	629.0
Audit-related fees	69.6	36.1	365.5
Tax fees	23.1	80.7	81.5
Other fees	0.0	1.9	0.0
Total fees	646.9	836.5	1,076.1

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual consolidated financial statements, as well as the review of other filings.

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers mainly for due diligence services related to potential acquisitions and mergers. The increase in audit-related fees in 2006 was due to the audit of management’s assessment of the effectiveness of the Company’s internal controls over financial reporting required by the Sarbanes-Oxley Act of 2002.

Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax advice and tax planning services.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for salary surveys.

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

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2006.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18.    FINANCIAL STATEMENTS

See pages F-1 through F-55, incorporated herein by reference. The following is an index of the financial statements in the referenced pages.

Consolidated Financial Statements for Lan Airlines S.A. and Subsidiaries

ITEM 19.    EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	By-laws of Lan Airlines S.A.
2.1	Amended and Restated Deposit Agreement among LanChile, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.3	Foreign Investment Contract Assignment Agreement among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.4	Right of First Refusal Agreement among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP S.A., Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).
2.5	Supplement to Right of First Refusal Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., Axxion S.A., Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).
2.6	Joint Action Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., and Axxion S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).
4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie relating to Airbus A320-family aircraft and Airbus A340 series aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.1	Amendments No. 2 and 3, Letter Agreements No. 1, 2, 3, 4, 5, 6A, 6B, 7, 8 to Amendment No. 2, Side Letters to Amendment No. 2 and Side Letter to Amendment No. 3 to the Second A320F Purchase Agreement dated March 20, 1998 as amended and restated, between Lan Airlines S.A. (formerly known as Lan Chile S.A.) and Airbus S.A.S. (as successor to Airbus Industrie) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description
4.1.2	Amendment No. 3 to the Second A320 Family Purchase Agreement between Lan Airlines S.A. and Airbus S.A.S. dated as of March 6, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).
4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).
4.2.1	Supplemental Agreements No. 16, 17, 18, 19, 20, 21 and 22 to the Purchase Agreement No. 2126 between Lan Airlines (formerly known as Lan Chile S.A.) and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, dated as of January 30, 1998 (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).
4.2.2	Supplemental Agreement No. 23 to the Purchase Agreement No. 2126 between Lan Airlines and The Boeing Company dated as of March 6, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).
4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and Lan Cargo S.A., dated April 30, 2007; Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and Lan Cargo S.A., dated April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).
8.1	List of subsidiaries of the Company.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAN AIRLINES S.A.
/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic Title: Chief Financial Officer

Date: May 7, 2007

LAN AIRLINES S.A.

Consolidated financial statements

December 31, 2006

CONTENTS

Report of Independent Registered Public Accounting Firm		F-2
Consolidated balance sheets		F-4
Consolidated statements of income		F-6
Consolidated statements of cash flows		F-7
Notes to the consolidated financial statements		F-9
Ch$	– Chilean pesos
US$	– United States dollars
ThUS$	– Thousands of United States dollars
UF	– The UF is a Chilean inflation-indexed, peso-denominated monetary unit which is set daily in advance based on the previous month’s inflation rate

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lan Airlines S.A:

We have completed an integrated audit of Lan Airlines S.A.’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A and its subsidiaries (the ‘‘Company’’) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

As discussed in Note 3, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Santiago, Chile
March 14, 2007

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
ASSETS	2006	2005
	(In thousands of US$)
CURRENT ASSETS
Cash	9,565	11,733
Time deposits	148,977	34,519
Marketable securities (Note 4)	60,069	112,983
Trade accounts receivable and other, net (Note 5)	356,512	310,068
Notes and accounts receivable from related companies (Note 15)	4,765	899
Inventories (Note 6)	46,827	37,283
Prepaid and recoverable taxes	34,048	24,307
Prepaid expenses (Note 7)	26,786	24,278
Deferred income tax assets (Note 14)	6,435	7,670
Other current assets (Note 8)	12,324	13,321
Total current assets	706,308	577,061
PROPERTY AND EQUIPMENT (net) (Note 9)	1,876,027	1,252,270
OTHER ASSETS
Investments in related companies (Note 10)	1,845	1,649
Goodwill (Note 10)	43,469	44,751
Notes and accounts receivable from related companies (Note 15)	51	10,252
Long-term accounts receivable (Note 5)	28,915	9,756
Advances for purchases of aircraft and other deposits (Note 11)	237,853	223,288
Other (Note 12)	34,321	24,592
Total other assets	346,454	314,288
Total assets	2,928,789	2,143,619

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005
	(In thousands of US$)
CURRENT LIABILITIES
Short-term loans from financial institutions	8,996	11,666
Current portion of long-term loans from financial institutions (Note 16)	89,883	53,104
Current portion of long-term leasing obligations (Note 18)	43,070	33,870
Securitization obligation (Note 17)	11,970	11,817
Dividends payable	67,789	35,000
Accounts payable	260,947	235,988
Notes and accounts payable to related companies (Note 15)	301	327
Air traffic liability and other unearned income	265,307	175,580
Other current liabilities (Note 13)	128,020	124,899
Total current liabilities	876,283	682,251
LONG-TERM LIABILITIES
Loans from financial institutions (Note 16)	1,031,082	521,974
Securitization obligation (Note 17)	19,578	31,549
Other creditors	22,004	27,755
Provisions (Note 13)	45,892	117,277
Obligations under capital leases (Note 18)	176,433	161,151
Deferred income tax liabilities (Note 14)	126,886	95,576
Total long-term liabilities	1,421,875	955,282
MINORITY INTEREST	4,311	3,373
COMMITMENTS AND CONTINGENCIES (Note 23)
SHAREHOLDERS’ EQUITY (Note 19)
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	489,397	365,790
Total shareholders’ equity	626,320	502,713
Total liabilities and shareholders’ equity	2,928,789	2,143,619

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
REVENUES
Passenger	1,813,373	1,460,584	1,169,049
Cargo	1,072,730	910,453	799,656
Other (Note 20)	147,857	135,316	124,240
Total operating revenues (Note 25)	3,033,960	2,506,353	2,092,945
EXPENSES
Wages and benefits (Note 21)	(442,967)	(371,596)	(292,823)
Aircraft fuel	(763,951)	(642,696)	(414,539)
Commissions to agents	(403,899)	(345,387)	(291,693)
Depreciation and amortization	(122,802)	(80,456)	(77,443)
Passenger services	(56,077)	(53,176)	(44,992)
Aircraft rentals	(157,681)	(148,202)	(132,425)
Aircraft maintenance	(117,206)	(132,198)	(120,818)
Other rentals and landing fees	(336,821)	(301,544)	(287,842)
Other operating expenses	(329,934)	(289,462)	(258,270)
Total operating expenses	(2,731,338)	(2,364,717)	(1,920,845)
Operating income	302,622	141,636	172,100
OTHER INCOME AND EXPENSES
Interest income	7,897	12,426	10,830
Interest expense	(60,739)	(39,191)	(36,459)
Other income – net (Note 22)	37,113	58,234	45,162
Total other income (expense)	(15,729)	31,469	19,533
Income before minority interest	286,893	173,105	191,633
Minority interest	1,244	1,754	212
Income before income taxes	288,137	174,859	191,845
Income taxes (Note 14)	(46,837)	(28,258)	(28,293)
NET INCOME	241,300	146,601	163,552

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	2,951,595	2,213,947	1,989,671
Interest income	6,358	11,679	9,596
Other income received	24,936	65,139	54,171
Payments to suppliers and personnel	(2,371,090)	(1,938,117)	(1,638,208)
Interest paid	(60,107)	(36,630)	(37,117)
Income tax paid	(14,581)	(1,782)	(194)
Other expenses paid	(11,592)	(1,724)	(1,806)
Value-added tax and similar payments	(35,265)	(35,575)	(29,360)
Net cash provided by operating activities	490,254	276,937	346,753
CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	821,324	268,501	2,817
Dividend payments	(84,910)	(43,536)	(81,577)
Loans repaid	(223,415)	(35,481)	(43,725)
Other	(9,282)	(11,596)	(12,283)
Net cash provided by (used in) financing activities	503,717	177,888	(134,768)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(920,429)	(592,410)	(126,911)
Proceeds from sales of property and equipment	7,620	1,694	2,098
Sale of financial instruments and other investments	28,057	77,981	51,725
Other investments	(2,238)	(5,624)	(939)
Investments in financial instruments	—	(38,978)	(76,800)
Other	(18,756)	(3,085)	(2,042)
Net cash used in investing activities	(905,746)	(560,422)	(152,869)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	88,225	(105,597)	59,116
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	111,271	216,868	157,752
CASH AND CASH EQUIVALENTS AT END OF YEAR	199,496	111,271	216,868

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
NET INCOME FOR THE YEAR	241,300	146,601	163,552
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	120,810	73,969	68,132
Gain on sales of investments	29	—	422
Gain on sales and retirements of property and equipment	(1,133)	(1,511)	(1,289)
Proportional share of results of equity method investments	(598)	(583)	249
Amortization of goodwill	3,318	3,216	3,134
Minority interest	(1,244)	(1,754)	(212)
Write-offs and provisions	20,902	10,827	13,671
Foreign exchange gains	(5,675)	(6,270)	(2,437)
Other	(56,445)	106	(257)
CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable – trade	(47,099)	(26,083)	103,262
(Increase) decrease in inventories	(9,175)	(9,526)	(8,967)
(Increase) decrease in other assets	36,640	(29,649)	(603)
(Decrease) increase in accounts payable	160,734	99,843	(11,083)
(Decrease) increase in other liabilities	27,890	17,751	19,179
Net cash provided by operating activities	490,254	276,937	346,753

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2006

NOTE 1 — THE COMPANY

Lan Airlines S.A., formerly Lan Chile S.A., (‘‘Lan’’ or the ‘‘Company’’) is the largest domestic and international passenger/cargo air carrier in Chile and one of the largest airlines in Latin America, together with its code-share arrangements and affiliated airlines. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, 11 destinations in Peru, 9 destinations in Argentina, 2 in Ecuador, 30 destinations in other Latin American countries, 25 in North America, 13 destinations in Europe and 4 in the South Pacific. Lan has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Iberia, Korean Air, Lufthansa Cargo, Mexicana, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is a Chilean corporation (‘‘Sociedad Anónima Abierta’’) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the ‘‘Superintendency’’) and the U.S. Securities and Exchange Commission.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

a)    Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile, which include the accounting standards of the Superintendency. The preparation of financial statements in accordance with generally accepted accounting principles in Chile (‘‘Chilean GAAP’’) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

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

b)    Consolidation

The consolidated financial statements for the years 2006, 2005 and 2004 include the following subsidiaries:

	December 31
	2006	2005	2004
Percentage of direct and indirect ownership:
Lan Perú S.A.	70.00	70.00	70.00
Inversiones Lan S.A. and subsidiaries	99.71	99.71	99.71
Lan Cargo S.A. (formerly Lan Chile Cargo S.A.) and subsidiaries	99.90	99.89	99.87
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	100.00	100.00	100.00
Lan Courier S.A. and subsidiary	100.00	100.00	100.00
Lan Card S.A.	100.00	100.00	100.00
Lan Pax Group S.A. and subsidiaries	100.00	100.00	100.00
Lan Cargo Group S.A.	—	100.00	100.00
Línea Aérea Nacional Chile S.A.	100.00	100.00	100.00
Lan Chile Investments Limited and subsidiaries	100.00	100.00	100.00

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

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense) – net. The Company recorded a net foreign currency gain of ThUS$ 5,536, ThUS$ 6,004 and ThUS$ 2,353 for the years ended 2006, 2005 and 2004, respectively.

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

i)    Inventories

Inventories represent spare parts and materials that are expected to be consumed and used either by the Company or through third-party maintenance services within one year. Inventories are stated at the lower of cost (determined by the average cost method) or market.

j)    Other current assets

Other current assets include primarily the fair value of hedged forecasted jet fuel derivative contracts in unrealized loss positions and restricted funds associated with aircraft leases.

k)    Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method to their estimated residual values based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years and utilizing a salvage value based on a residual value percentage of the cost of the asset.

The residual values and basis of depreciation used for the principal asset classifications are:

Asset classification	Residual Value (%)	Basis of depreciation
Boeing 767-300 F aircraft	36	Useful life (15 years)
Boeing 767-300 ER aircraft	36	Useful life (15 years)
Boeing 737-200 ADV aircraft	15	Useful life (until December 31, 2008)
Boeing 767-200 ER aircraft	36	Useful life (15 years)
Airbus A-320	20	Useful life (20 years)
Airbus A-319	20	Useful life (20 years)
Engines 767	36	Useful life (15 years)
Engines 737	15	Useful life (until December 31, 2008)
Engines Airbus A-320	20	Useful life (20 years)
Engines Airbus A-340	36	Useful life (15 years)
Rotating parts	20	Useful life (15 years)
Buildings	—	Useful life (10-50 years)
Communications and computer equipment	—	Useful life (5-10 years)
Furniture and office equipment	—	Useful life (3-10 years)

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

Spare parts included in the Consolidated Balance Sheet are classified as follows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Inventories	39,734	34,789	32,070
Property and equipment	18,466	18,330	11,595
Total	58,200	53,119	43,665

l)    Investments in related companies

Investments in related companies are included in Other assets using the equity method when they represent between 20% and 50% of the voting stock of the investee, or when a Company has a significant influence in the operations of the investment. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Other income (expense) – net in the Consolidated Statements of Income.

m)    Goodwill

Under Chilean GAAP, effective January 1, 2004, Technical Bulletin N° 72 (‘‘TB 72’’) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

n)    Sale leaseback

Gains on sale leaseback transactions are deferred and recognized over the terms of the lease agreements.

o)    Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Air traffic liability at December 31, 2006 and 2005 amounted to ThUS$ 263,620 and ThUS$ 174,587, respectively.

Passenger and cargo revenues are recognized when the transportation service is provided, which, in the case of passenger revenues reduces the air traffic liability. Commissions payable related to such unearned earnings are shown net, of the air traffic liability. Other revenues include aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering. These other revenues are recognized when services are provided.

p)    Aircraft and engine maintenance costs

Until December 31, 2005, all maintenance provisions were recorded based on technical reviews considering the aircrafts and engines use expressed in cycles and total flight hours of an aircraft. Unscheduled maintenance of aircrafts and engines were charged to income as incurred.

Effective January 1, 2006, for owned aircraft, costs incurred for heavy aircraft and engine maintenance are capitalized and amortized to the next overhaul. For leased aircraft, provisions continue to be accrued in advance based on lease terms and technical reviews considering the aircrafts and engines use expressed in cycles and total flight hours of an aircraft.

q)    Lease aircraft Return Costs

The majority of leased aircraft return costs are maintenance and overhaul costs. The airframe and engine overhaul expenses associated with leased aircraft are accrued as part of our overhaul provision included in Other liabilities and reflected in provisions in the Consolidated Balance Sheet. Such provisions are based on the flight hours incurred by the leased aircraft and also take into consideration the lease terms and the date of incorporation of the aircraft into our fleet. The actual direct costs of physically returning the planes and related administration costs are expensed when incurred.

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

In order to mitigate the effects of recording deferred income taxes that under the prior income tax accounting standard were not expected to be realized, Technical Bulletin No. 60 provided for a period of transition. Under this transition period, the full effect of using the liability method is not recorded in income at the same time the deferred taxes are recorded in the balance sheet. Under this transitional provision, a contra asset or liability account (‘‘complementary accounts’’) have been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates.

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

u)    Derivative instruments

The Company enters into hedging contracts including interest rate swap agreements, interest rate cap agreements, forward exchange contracts, jet fuel swap agreements, and jet fuel options. The contracts are accounted for in accordance with Technical Bulletin No. 57, ‘‘Accounting for Derivative Contracts’’ (‘‘TB 57’’) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedge forecasted transaction:

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in other assets, other liabilities, current or long term, as applicable. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense) – net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense) – net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in other liabilities, current or long term, as applicable.

v)    Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Cash	9,565	11,733	11,620
Time deposits	148,663	34,519	179,715
Marketable securities (see Note 4)	39,654	65,019	25,533
Other current assets	1,614	—	—
Total	199,496	111,271	216,868

Under Chilean GAAP, certain assets (specifically, bonds as of December 31, 2006 and 2005) are classified as marketable securities in the Consolidated Balance Sheet, but are not considered cash and cash equivalents for purposes of the statement of cash flows.

w)    Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. The Company capitalized ThUS$ 2,193 and ThUS$ 1,575 of interest during 2006 and 2005, respectively. No interest was capitalized for the year ended December 31, 2004.

x)    Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 23,459, ThUS$ 19,490, and ThUS$ 15,607 during 2006, 2005 and 2004, respectively.

y)    Reclassifications

Certain 2004 and 2005 amounts in the accompanying financial statements have been reclassified to conform to the 2006 presentation. The reclassifications had no material effect on the previously reported presentation of net income or shareholders’ equity.

NOTE 3 — ACCOUNTING CHANGES

As indicated in Note 2 p), effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption ‘‘Provisions’’, for both short and long-term. Such provision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet, or since its last repair. Under the new method, the costs incurred in heavy owned aircraft and engine maintenance are capitalized and amortized to the next overhaul.

The cumulative effect of this accounting change at January 1, 2006, increased non-operating income by US$ 40.3 million, as it is described in Note 22. For the accounting year 2006, this change resulted in a ThUS$ 3,121 reduction to Operating expenses in the Consolidated Statement of Income.

NOTE 4 — MARKETABLE SECURITIES

Marketable securities include the following:

	At December 31,
	2006	2005
	(In thousands of US$)
Bonds	20,415	47,964
Defined-term mutual funds	39,654	65,019
Total	60,069	112,983

Bonds recorded at December 31, 2006 are summarized as follows:

	Date of			At December 31, 2006
	Purchase	Maturity	Interest rate	Carrying amount	Market value
			%	(In thousands of US$)
Chilean bonds	09/10/2004	11/28/2007	7.45	3,745	3,746
Foreign bonds	12/13/2004	09/30/2007	7.07	16,670	16,873
Total				20,415	20,619

NOTE 5 — ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

Short-term

	At December 31,
	2006	2005
	(In thousands of US$)
Accounts receivable – passenger services	97,350	61,741
Accounts receivable – cargo services	117,165	103,225
Other accounts receivable	141,997	145,102
Total	356,512	310,068

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 28,364 at December 31, 2006 and ThUS$ 25,800 at December 31, 2005.

Long-term

Long-term accounts receivable at December 31, 2006 and 2005 amounted to ThUS$ 28,915 and ThUS$9,756, respectively.

During 2006, the Company provided a total of approximately US$ 17.1 million in financing to the Brazilian company VRG LINHAS AEREAS S.A. (‘‘New Varig’’). These loans may be converted into shares of New Varig.

NOTE 6 — INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Spare parts and materials used for maintenance(1)	39,734	34,789
Aircrafts for sale(2)	3,862	—
Duty-free inventories	3,231	2,494
Total	46,827	37,283

(1)	Spare parts and materials for sale are shown net of provision for market value adjustment of ThUS$ 2,121 at December 31, 2006 and ThUS$ 2,058 at December 31, 2005.
(2)	Corresponding to 5 Boeing 737 Aircrafts shown net of a provision for retirement of ThUS$ 1,600 at December 31, 2006.

NOTE 7 — PREPAID EXPENSES

Prepaid expenses include the following:

	At December 31,
	2006	2005
	(In thousands of US$)
Prepaid insurance on aircraft	15,030	14,502
Prepaid rentals on aircraft and costs of receiving leased aircraft	8,720	7,471
Prepaid advertising services	1,040	204
Other	1,996	2,101
Total	26,786	24,278

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	At December 31,
	2006	2005
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	357	699
Fair value of derivative contracts	7,778	9,575
Other	4,189	3,047
Total	12,324	13,321

NOTE 9 — PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a)	Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Flight equipment:
Boeing 767 aircraft under capital lease	461,845	369,103
Boeing 737 – 200ADV aircraft	27,498	48,368
Boeing 767 – 200ER aircraft	70,574	70,574
Boeing 767 – 300ER aircraft	334,248	—
Boeing 767 – 300F freighter aircraft	459,659	459,034
Airbus A-319 aircraft	342,142	67,448
Airbus A-320 aircraft	145,939	142,469
Engines and rotating parts	277,278	226,385
Spare parts	18,466	18,330
Other	42,662	38,656

Land and buildings:
Land	10,739	10,739
Buildings	62,175	61,953
Other installations	38,175	25,436
Construction in progress	2,270	9,454

Other fixed assets:
Communication and computer equipment	101,799	90,678
Furniture and office equipment	15,910	14,935
Equipment under capital leases	—	31
Other	54,105	42,387

Property and equipment (gross)	2,465,484	1,695,980

Less: Accumulated depreciation	(589,457)	(443,710)
Property and equipment (net)	1,876,027	1,252,270

On September 30, 2004, the Company sold its 100% interests in Condor Leasing LLC and Eagle Leasing LLC, who were the owners of 5 Boeing 767 aircraft (3 and 2, respectively). The capital lease agreement under which Lan Airlines S.A. leased these aircraft has remained unchanged. As a result of this, these aircraft retain their balance sheet classification under flight equipment; however, they are now under the caption flight equipment under capital lease. Long-term debt (with its related current portion) associated with these aircraft is included in Obligations under capital leases.

On June 30, 2006, the Company sold its ownership in Seagull Leasing LLC, which owns a Boeing 767-300F aircraft and is leasing the aircraft to Lan Cargo S.A. The existing financial leasing contract between Seagull and Lan Cargo S.A regarding this aircraft remained unchanged. As a result of the sale transaction, this aircraft has been reclassified from owned Property and equipment to Property and equipment under capital lease.

Included in Property and equipment at December 31, 2006 and 2005, are ThUS$ 461,845 and ThUS$ 369,103 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 163,098 and ThUS$ 108,118, respectively.

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, amounted to ThUS$ 120,810, ThUS$ 73,969 and ThUS$ 68,132, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 16,975 at December 31, 2006 and ThUS$ 12,853 at December 31, 2005.

As of December 31, 2006, Property and equipment is shown net of a provision for retirement of ThUS$ 6,500 for the Boeing 737 aircraft.

In 2002, the Company entered into a sale-leaseback transaction. Under the arrangement, engines were sold for ThUS$13,100 and leased backed over a 7-year operating lease agreement. The gain on the sale of ThUS$ 6,883 is being amortized over the term of the operating lease agreement.

b)	Fleet composition

At December 31, 2006, the fleet of the Company consists of 81 aircrafts, of which 37 aircrafts are owned by, or under capital lease to, the Company and 44 aircrafts are leased under operating leases.

Aircraft	Model	Use	2006	2005
Boeing 737	200ADV	Passenger	6	10
Boeing 737	200ADV	Freight	1	1
Boeing 767	300ER	Passenger	7	3
Boeing 767	300F	Freight	8	7
Boeing 767(*)	200ER	Passenger	1	1
Airbus A-319	100	Passenger	10	2
Airbus A-320	200	Passenger	4	4
Total owned			37	28

(*)	Subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996. The sublease expired in the year 2005 and was extended until 2007.

Leased aircraft under operating leases:

Aircraft	Model	Use	2006	2005
Boeing 767	300ER	Passenger	13	13
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger	10	11
Airbus A 319	100	Passenger	5	5
Airbus A 320	200	Passenger	11	11
Airbus A 340	300	Passenger	4	4
Total leased			44	45
Total owned and leased			81	73

NOTE 10 — INVESTMENTS IN RELATED COMPANIES AND GOODWILL

a)	Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment		Proportional Share of income (loss)
Company	2006	2005	2004	2006	2005	2006	2005	2004
	%	%	%			(In thousands of US$)
Concesionaria Chucumata S.A.	16.7	16.7	16.7	250	117	135	160	83
CAE Entrenamiento de Vuelo Chile
Ltda. (Ex FTCC)(2)	—	—	—	—	—	—	—	(35)
Lufthansa Lan Chile
Technical Training S.A.	50	50	50	609	571	196	152	53
Austral Sociedad Concesionaria S.A.	20	20	20	886	879	173	173	90
Florida West International
Airways Inc.(1)	25	25	25	—	—	76	79	(49)
Skypost. Inc.(3)	—	—	—	—	—	—	—	(136)
Choice Air Courier del Perú S.A.	50	50	50	100	82	18	19	(2)
Vimalcor S.A.(3)	—	—	—	—	—	—	—	101
Skyworld International Couriers S.A.(3)	—	—	—	—	—	—	—	(226)
Skybox de Colombia Ltda.(3)	—	—	—	—	—	—	—	(128)
Total				1,845	1,649	598	583	(249)

(1)	The Company has recorded a provision for investments in related companies with negative equity at year-end totaling ThUS$ 50 at December 31, 2006 and ThUS$ 128 at December 31, 2005 which is included in other current liabilities (See Note 13).
(2)	During 2004, this entity was sold.
(3)	During 2004, these entities were sold and the operations were dissolved.

b)	Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2006 and 2005 were as follows:

Company	Balance January 1, 2006	Additions and deductions	Amortization	Balance December 31, 2006
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	20,814	—	(1,810)	19,004
Prime Airport Service Inc.	440	—	(35)	405
Mas Investment Limited	2,725	—	(181)	2,544
Air Cargo Limited	640	—	(43)	597
Promotora Aérea Latinoamericana S.A.	1,379	—	(84)	1,295
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,590	—	(294)	4,296
Aerolinheas Brasileiras S.A.	2,300	—	(143)	2,157
Skyworld International Couriers, Inc.	4,078	—	(254)	3,824
Lan Box, Inc.	1,902	—	(106)	1,796
SkyBox Services Corp.	693	—	(54)	639
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	36	—	(2)	35
H.G.A. Rampas del Ecuador S.A.	36	—	(2)	34
Inversora Cordillera S.A.	4,633	1,873	(280)	6,226
Lan Argentina S.A. (Ex-Aero 2000 S.A.)	660	63	(35)	688
Total Goodwill	44,926	1,936	(3,323)	43,540

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	(73)	—	2	(71)
Americonsult de Guatemala S.A.	(102)	99	3	—
Total Negative Goodwill	(175)	99	5	(71)
Total	44,751	2,035	(3,318)	43,469

Company	Balance January 1, 2005	Additions and deductions	Amortization	Balance December 31, 2005
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	22,624	—	(1,810)	20,814
Prime Airport Service Inc.	475	—	(35)	440
Mas Investment Limited	2,905	—	(180)	2,725
Air Cargo Limited	683	—	(43)	640
Promotora Aérea Latinoamericana S.A.	1,463	—	(84)	1,379
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,884	—	(294)	4,590
Aerolinheas Brasileiras S.A.	2,444	—	(144)	2,300
Skyworld International Couriers, Inc.	4,332	—	(254)	4,078
Lan Box, Inc.	2,008	—	(106)	1,902
Skyworld Internacional Courier S.A.	11	—	(11)	—
SkyBox Services Corp.	748	—	(55)	693
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	38	—	(2)	36
H.G.A. Rampas del Ecuador S.A.	38	—	(2)	36
Inversora Cordillera S.A.	—	4,815	(182)	4,633
Lan Argentina S.A. (Ex Aero 2000 S.A.)	—	684	(24)	660
Total Goodwill	42,653	5,499	(3,226)	44,926

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	(75)	—	2	(73)
Americonsult de Guatemala S.A.	(108)	—	6	(102)
Total Negative Goodwill	(183)	—	8	(175)
Total	42,470	5,499	(3,218)	44,751

c)	Acquisitions and other information

LanLogistics, Corp.

During April 2004, the Company’s indirect subsidiary LanLogistics Corp. acquired an additional 16% interest in its subsidiary Lan Box Inc. increasing its ownership to 96%. This acquisition was paid for through a service credit amounting to ThUS$ 541 and the transfer of 25% of its indirect interest in Skypost Inc. This transaction generated goodwill amounting to ThUS$ 809.

Mas Investment Limited (Bahamas)

On February 10, 2006, Aerotransportes Mas de Carga S.A. sold 99% ownership of Sociedad Americonsult de Guatemala S.A.. As a result, the negative goodwill originated in the purchase of that investment was reversed to Income.

Lan Cargo Overseas Limited

On April 3, 2002, Lan Cargo Overseas Limited purchased 550,000 shares of Vimalcor S.A., which is incorporated in the Oriental Republic of Uruguay, for ThUS$ 400 representing a 50% ownership interest. During December 2004, the entire interest in Vimalcor S.A. was sold, generating a loss of ThUS$ 307.

CAE Entrenamiento de Vuelo Chile Ltda. (formerly Fligth Training Center Chile S.A.)

During April 2004, Lan Airlines S.A., together with its subsidiary Lan Pax Group S.A., sold their interests in CAE Entrenamiento de Vuelo Chile S.A. for ThUS$ 1,877. This transaction generated a loss of ThUS$ 27.

Lan Pax Group S.A.

On April 13, 2005, Lan Pax Group S.A. acquired 49% ownership and obtained control of Inversora Cordillera S.A. On April 14, 2005, the newly acquired and consolidated subsidiary Inversora Cordillera S.A. acquired 95% ownership of Aero 2000 S.A. (currently Lan Argentina S.A.). In a separate transaction Lan Pax Group S.A. acquired an additional 2.45% of Aero 2000 S.A.. These transactions were accounted for as purchases resulting in ThUS$ 5,499 in goodwill allocated as ThUS$ 4,815 to Inversora Cordillera S.A. and ThUS$ 684 to Aero 2000 S.A.

On November 16, 2005, in a separate transaction, Lan Pax Group S.A. and Inversora Cordillera S.A., both consolidated subsidiaries of the Company, formed the entity Siventas S.A. with Lan Pax Group S.A. having 95% ownership and Inversora Cordillera S.A. having 5% ownership. As of December 31, 2006 the capital for this entity had not been entirely contributed. Both companies are required to make capital contributions prior to 2008.

On December 23, 2005, Lan Pax group S.A. took part in the share increase offering of its consolidated subsidiary Inversora Cordillera S.A. It invested ThUS$ 281 maintaining its current ownership percentage of 49%. No goodwill was recorded.

On August 17, 2006, Lan Pax Group S.A., acquired 1.55% of Lan Argentina S.A. (ex – Aero 2000 S.A.) for ThUS$ 70 equivalent to 29.140 shares, increasing its ownership from 2.45% to 4%. Additionally, Lan Pax Group S.A. made a capital contribution increase of ThUS$ 94. This transaction generated goodwill amounting to ThUS$ 63.

On August 17, 2006, Lan Pax Group S.A. acquired 31% of Inversora Cordillera S.A. for ThUS$ 1,872 equivalent to 4,116,818 shares, increasing its ownership interest from 49% to 80%. In addition it made a contribution for a capital increase of ThUS$ 7,488. As a result of this transaction, Lan Pax Group S.A. recorded goodwill amounting to ThUS$ 1,873.

On September 29, 2006, Atlantic Aviation Investments LLC was incorporated, where Lan Pax Group S.A. has 99% ownership (990 shares), equivalent to US$ 990.

On October 10, 2006, Perdiz Leasing Limited was incorporated, where Lan Pax Group S.A. has an ownership of 99% (99 shares), equivalent to US$ 99.

On December 22, 2006, Lan Pax Group S.A. and Inversora Cordillera S.A., both consolidated subsidiaries of the Company, took part in the share increase offering of Lan Argentina S.A. for ThUS$ 296 and ThUS$ 7,026, maintaining their current ownership percentage of 4% and 95%, respectively.

Lan Courier S.A.

On December 15, 2006, Lan Airlines S.A. sold its 99.99% ownership in Lan Courier S.A. to Lan Cargo S.A. and Inversiones Lan S.A. (99.98% and 0.01%, respectively), for ThUS$ 5,638, equivalent to 8,837,860 shares. On a consolidated basis no goodwill or negative goodwill was recognized for this transaction.

Lan Cargo S.A.

On November 4, 2005, Lan Airlines S.A. acquired 15,000 shares from its affiliated Lan Cargo S.A. increasing its ownership interest from 99.86462% to 99.88875%.

NOTE 11 — ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	224,520	211,204
Deposits on aircraft leases	10,020	9,037
Other deposits	3,313	3,047
Total	237,853	223,288

NOTE 12 — OTHER ASSETS

Other assets are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Unrealized losses on derivative contracts(1)	26,828	16,066
Deposits related to aircraft to be purchased or leased and others	7,493	8,526
Total	34,321	24,592

(1)	The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

NOTE 13 — OTHER LIABILITIES AND PROVISIONS

Other liabilities and provisions are summarized as follows:

a)	Other current liabilities

	At December 31,
	2006	2005
	(In thousands of US$)
Engine overhaul provision	44,433	58,737
Withholdings on employee salaries	7,870	8,022
Employee vacations	13,401	12,105
Lan Pass awards and Lan Corporate liability (frequent flyer mileage)	9,770	7,096
Accumulated losses in Florida West International Airways, Inc. (See Note 10)	50	128
Income taxes payable	1,530	481
Boarding fees	34,749	24,866
Others	16,217	13,464
Total	128,020	124,899

b)	Provisions (long-term)

	At December 31,
	2006	2005
	(In thousands of US$)
Engine overhaul provision	36,395	101,826
Employee vacations	6,722	6,979
Others	2,775	8,472
Total	45,892	117,277

NOTE 14 — INCOME TAX

a)	Charges arising from income tax amount to ThUS$ 14,123, ThUS$ 1,261 and ThUS$ 970 in 2006, 2005 and 2004 respectively, and have been determined based on current local tax legislation.

b)	Deferred income taxes

At December 31, 2006, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,429	65	—	—
Provision for obsolescence of spare parts	2,960	—	—	—
Provision for vacations	2,099	1,203	—	—
Tax loss carry forwards	2	32,966	—	—
Property and equipment	—	449	—	—
Others	3,818	11,154	—	—
Gross deferred tax assets	13,308	45,837	—	—
Prepaid expenses	—	—	5,043	1,320
Unearned income	—	—	—	16,198
Property and equipment	—	—	—	126,893
Others	—	—	182	23,303
Gross deferred tax liabilities	—	—	5,225	167,714
Less: Complementary accounts	—	—	—	(8,645)
Deferred tax assets valuation allowance	(1,648)	(13,654)	—	—
Total	11,660	32,183	5,225	159,069

At December 31, 2005, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,073	—	—	—
Provision for obsolescence of spare parts	4,593	—	—	—
Provision for vacations	1,636	1,096	—	—
Tax loss carry forwards	8	33,274	—	—
Others	4,513	844	—	—
Gross deferred tax assets	14,823	35,214	—	—
Prepaid expenses	—	—	4,555	1,545
Unearned income	—	—	—	16,295
Property and equipment	—	—	—	97,194
Others	—	—	—	15,856
Gross deferred tax liabilities	—	—	4,555	130,890
Less: Complementary accounts	—	(393)	—	(8,883)
Deferred tax assets valuation allowance	(2,598)	(8,390)	—	—
Total	12,225	26,431	4,555	122,007

c)    Effect on results

	For the years ended December 31,
	2006	2005	2004
	(In thousands of US$)
Current income tax expense	(14,123)	(1,261)	(970)
Deferred income tax expense	(32,545)	(26,688)	(27,323)
Other tax expense	(169)	(309)	—
Total	(46,837)	(28,258)	(28,293)

NOTE 15 — BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)	Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2006	2005
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	29	29
Florida West International Airways Inc.	Equity method investee	4,495	237
Choice Air Courier del Perú S.A.	Equity method investee	78	38
Concesionaria Chucumata S.A.	Equity method investee	—	185
Austral Sociedad Concesionaria S.A.	Equity method investee	—	287
Other	Common ownership	163	123
Total		4,765	899

Current liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2006	2005
		(In thousands of US$)
Lufthansa Lan Technical Training S.A.	Equity method investee	211	305
Concesionaria Chucumata S.A.	Equity method investee	4	—
Austral Sociedad Concesionaria S.A.	Equity method investee	58	—
Sociedad Concesionaria Aerosur S.A.	Equity method investee	11	—
Other	Common ownership	17	22
Total		301	327

Long-term assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2006	2005
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	51	178
Florida West International Airway Inc.	Equity method investee	—	10,074
Total		51	10,252

b)	The main transactions with related entities are summarized as follows:

			Amount
Company	Relationship	Description of transaction	2006	2005	2004
			(In thousands of US$)
Florida West International	Equity method	Aircraft rents received	40,695	39,540	35,767
Airways Inc.	investee	Line aircraft maintenance received	1,885	2,402	187
	Lan owns 25%	Aircraft rents provided	31,401	21,898	20,498
		Others transactions provided	10,757	11,712	6,765
		Jet fuel payments	9,282	10,100	3,817
		Interline collection	7,292	2,568	2,808
		Other payments	3,826	690	3,579
Lufthansa Lan Technical	Equity method	Training received	708	905	372
Training S.A.	investee	Prepaid training hours	477	360	375
	Lan owns 50%	Other payments	19	19	19
Inmobiliaria Parque San Luis Dos S.A.	Common ownership	Real estate transaction	—	—	15

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

NOTE 16 — LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

	Payable during the years	Interest rate at December 31, 2006	At December 31,
			2006	2005
		%	(In thousands of US$)
Loan in US dollars	2001 – 2012 (quarterly)	—	—	60,184
Loan in US dollars	2001 – 2013 (quarterly)	5.5645	126,362	137,641
Loan in US dollars	2002 – 2014 (quartely)	LIBOR+0.9707	116,976	122,729
Loan in US dollars	2002 – 2007 (quarterly)	LIBOR+1.4	7,706	8,248
Loan in US dollars	2005 – 2012 (quarterly)	LIBOR+1.25	22,971	26,180
Loan in US dollars	2005 – 2017 (quarterly)	LIBOR+0.9632	62,441	66,403
Loan in US dollars	2005 – 2017 (quarterly)	4.6760	143,765	153,693
Loan in US dollars	2006 – 2008 (quarterly)	LIBOR+0.4	60,530	—
Loan in US dollars	2006 – 2013 (quarterly)	4.9578	76,086	—
Loan in US dollars	2006 – 2018 (quarterly)	4.9823	504,128	—
Total			1,120,965	575,078
Less-current portion			89,883	53,104
Long-term portion			1,031,082	521,974

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include nine Boeing aircraft, fourteen Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading ‘‘Covenants’’ in Note 23 to the financial statements.

Scheduled payments of long-term loans from financial institutions at December 31, 2006 are as follows:

Payments during the years ended December 31,	(In thousands of US$)
2008	153,152
2009	88,619
2010	92,879
2011	97,327
2012 – 2016	439,716
2017 – 2018	159,389
Total	1,031,082

NOTE 17 — SECURITIZATION OBLIGATION

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

As of March 31, 2006, the commitments regarding the abovementioned contracts with Pelican Finance Ltd. are totally terminated.

On August 22, 2002, the Company signed a new securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years between 2006 and 2009 with an annual financial cost of 6.96%. At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which were reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

Payments during the years ended December 31,	(In thousands of US$)
2008	12,826
2009	6,752
Subtotal	19,578
Current portion − 2007	11,970
Total	31,548

NOTE 18 — LEASING OBLIGATIONS

As indicated in Note 9, at December 31, 2005, the Company financed forty-four jet aircraft pursuant to operating leases and six jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006, were as follows:

Payable during the year ending December 31,	Operating leases (aircraft)	Capital leases
	(In thousands of US$)
2007	147,635	51,971
2008	131,910	53,335
2009	105,883	54,392
2010	91,301	44,357
2011	90,849	20,275
2012 – 2016	168,107	21,002
2017 – 2021	—	8,422
Total minimum lease payments	735,685	253,754
Less: Amount representing interest		(34,251)
Present value of minimum lease payments		219,503
Less: Current portion of obligation		(43,070)
Long-term portion of leasing obligations		176,433

Aircraft operational lease expenses recorded in the Consolidated Statement of Income amounted to ThUS$ 157,681, ThUS$ 148,202 and ThUS$ 132,425 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 19 — SHAREHOLDERS’ EQUITY

a)    Changes in Shareholders’ equity

The changes in shareholders’ equity during 2004, 2005 and 2006 were as follows:

				Retained earnings
	Number of shares	Common stock	Reserves	Accumulated earnings	Interim dividends	Net income for the year	Total
				(In thousands of US$ except Number of shares)
Balances at December 31, 2003	318,909,090	134,303	2,620	167,085	(34,999)	83,555	352,564
Transfer of net income from prior year	—	—	—	83,555	—	(83,555)	—
Final dividends paid	—	—	—	(41,775)	34,999	—	(6,776)
Interim dividends	—	—	—	—	(74,783)	—	(74,783)
Net income for the year 2004	—	—	—	—	—	163,552	163,552
Balances at December 31, 2004	318,909,090	134,303	2,620	208,865	(74,783)	163,552	434,557
Transfer of net income from prior year	—	—	—	163,552	—	(163,552)	—
Final dividends paid	—	—	—	(81,777)	74,783	—	(6,994)
Interim dividends	—	—	—	—	(71,451)	—	(71,451)
Net income for the year 2005	—	—	—	—	—	146,601	146,601
Balances at December 31, 2005	318,909,090	134,303	2,620	290,640	(71,451)	146,601	502,713
Transfer of net income from prior year	—	—	—	146,601	—	(146,601)	—
Final dividends paid	—	—	—	(73,294)	71,451	—	(1,843)
Interim dividends	—	—	—	—	(115,850)	—	(115,850)
Net income for the year 2006	—	—	—	—	—	241,300	241,300
Balances at December 31, 2006	318,909,090	134,303	2,620	363,947	(115,850)	241,300	626,320

b)    Capital

The authorized and paid-in capital of the Company is ThUS$ 134,303 at both December 31, 2005 and 2006 and corresponds to 318,909,090 shares without par value.

c)    Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64
Total	2,620	2,620

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

At the Annual General Meeting held on April 29, 2005, the shareholders agreed to distribute a final dividend amounting to US$ 0.25642373 per share after deducting the interim dividends distributed during August and December amounting to US$ 0.12475 and US$ 0.10974 per share, respectively. A remaining balance of US$ 0.02192745 per share was paid during May 2005.

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

At the Annual General Meeting held on April 28, 2006, the shareholders agreed to distribute a final dividend amounting to US$ 0.22983 per share after deducting the interim dividends distributed during August 2005 and January 2006 amounting to US$ 0.11430 per share and US$ 0.10975 per share, respectively. A remaining balance of US$ 0.00578 per share was paid during May 2006.

At a meeting of the Board of Directors held on July 24, 2006, the directors agreed to distribute an interim dividend of US$ 0.15071 per share with respect to net income for 2006.

At a meeting of the Board of Directors held on December 26, 2006, the directors agreed to distribute an interim dividend of US$ 0.21256 per share with respect to net income for 2006. These dividends are classified in Dividends Payable at December 31, 2006.

e)    Major shareholders

The major shareholders of the Company at December 31, 2006, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	27.01
Axxion S.A.	20.64
The Bank of New York. (on behalf of ADR holders)	13.65
Total	61.30

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 7.34% ownership) entered into a management and control agreement. At December 31, 2006 this agreement is still in effect.

NOTE 20 — OTHER OPERATING REVENUES

The Other revenues were comprised of the following:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Aircraft leases	30,991	23,806	40,123
Logistics and couriers	44,381	39,932	19,906
Ground services	19,968	18,842	13,468
Duty free	16,701	15,602	12,288
Storage and customs brokerage	10,925	10,689	8,947
Others	24,891	26,445	29,508
Total	147,857	135,316	124,240

NOTE 21 — OPERATING EXPENSES

Wages and benefits are summarized as follows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Flight personnel	134,542	110,298	85,739
Maintenance personnel	51,242	41,549	29,635
Ground personnel	69,905	73,800	63,029
Administrative and corporate employees	187,278	145,949	114,420
Total	442,967	371,596	292,823

Other operating expenses include general and administrative expenses such as rent, insurance and other expenses of ThUS$ 139,942 in 2006, ThUS$ 121,618 in 2005 and ThUS$ 97,036 in 2004.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 23,459 in 2006, ThUS$ 19,490. in 2005 and ThUS$ 15,607 in 2004.

NOTE 22 — OTHER INCOME (EXPENSE) − NET

Other income (expense) − net for each year are summarized as follows:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Non-operating income:
Effect of accounting change mentioned in Note 3	40,344	—	—
Swap fuel contracts	12,903	51,480	46,529
Foreign currency transactions (net)	5,536	6,004	2,353
Earnings on investments (equity method)	598	583	327
Other	3,988	5,296	2,443
Total	63,369	63,363	51,652
Non-operating expenses:
Amortization of goodwill	(3,318)	(3,218)	(3,134)
Losses on investments (equity method)	—	—	(576)
Non-recurring indemnities paid to employees(1)	(11,747)	—	—
Provision for retirement of Boeing 737 Aircrafts(2)	(8,100)	—	—
Other	(3,091)	(1,911)	(2,780)
Total	(26,256)	(5,129)	(6,490)
Other income (expense) – net	37,113	58,234	45,162

(1)	During 2006, the Company made the decision to restructure its operations and processes reducing its workforce. This restructuring resulted in non-operating expenses of ThUS$ 11,747 due to the payment of indemnities to terminated employees. The Company does not anticipate any further costs associated with this restructuring.
(2)	With regard to these Boeing 737 aircraft, it was determined that it is more likely than not that such aircraft will be disposed of prior to the end of their useful life. Accordingly, a provision was established. See also Notes 6 and 9. The Company performed an impairment test on these aircraft as events and circumstances indicated that the assets may be impaired and undiscounted cashflows estimated to be generated were less than the book values.

NOTE 23 — COMMITMENTS AND CONTINGENCIES

At December 31, 2006 and 2005, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
Type of Guarantee	Type	Book Value	2006	2005
Mortgage, and pledge guarantee	Aircraft and motors	1,164,614	1,052,729	566,830
Mortgage	Building	9,038	7,706	8,248
Pledge	Spare parts	331	—	—

Indirect Guarantees:

The Company guaranteed a ThUS$ 3,500 letter of credit dated April 26, 2001, granted in favor of Celestial Aviation Trading 16 Limited due to an Aircraft Lease Agreement (‘‘Lease’’) between Lan Cargo S.A. and Celestial Aviation Trading 16 Limited. The Company guarantee is valid until the letter of credit expiration date (April 25, 2007) and was required by Celestial Aviation Trading 16 Limited, the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo S.A. not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

Commitments

On March 20, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft is ThUS$ 840,000. This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft.

In August 1999, the Company entered into a purchase agreement for seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). As of December 31, 2006, four of these aircraft have been received, one was canceled (see next paragraph). The estimated maximum cost for the two remaining aircraft is ThUS$ 230,000.

During November 2003, the Company agreed with Airbus Industries and a bank syndicate led by Credit Lyonnais to cancel the delivery of one Airbus A340 aircraft which was scheduled for 2005. At the same time, it exercised call options for three Airbus A319 aircraft. Additionally, all future deliveries of Airbus A320’s were changed for Airbus A319s.

On November 11, 2004, the Company entered into a purchase agreement with The Boeing Company to acquire four additional aircraft of the 767-300 family with delivery during 2006. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. These aircraft were received during 2006.

On April 28, 2005, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. This purchase agreement provides for flexibility to choose between passenger or freighter aircraft. One of this aircraft was received during 2006, the two remaining aircrafts are scheduled for delivery during 2007 and the estimated maximum cost is ThUS$ 300,000.

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft for a total of ThUS$ 450,000. One of these aircraft is for passengers and the Company has the flexibility to choose between passenger or freighter for the remaining two aircraft. The delivery is scheduled for 2007 and 2008.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the agreement signed on March 20, 1998. This amendment is related to the purchase of thirty two new Airbus family aircraft (with an option to purchase an additional fifteen aircraft in the future). Such aircraft are expected to be  delivered  during  2007 and  2008. The approximated cost for this purchase is ThUS$ 960,000.

On March 31, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2007 and 2008.

On December 14, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2009.

Contingencies

At December 31, 2006, the Company was a defendant in one labor dispute filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At December 31, 2006, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by the Company to finance the Boeing 767 aircraft that are financed by the Export – Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

The loan agreement with BBVA – Banco Bhif has placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

As a result of the various contracts entered into by the Company to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As a result of the securitization contract with Pelican Finance Ltd. in August 2002, there are certain restrictions on the use of the future cash flows which have been securitized.

As of December 31, 2006, the Company was in compliance with all covenants.

Other

At December 31, 2006, the Company had approved credit lines in the amount of ThUS$ 268,950. These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries and (b) bank credit letters issued in favor of the local air administration or the Chilean Government.

NOTE 24 — FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2006	2005
	(In thousands of US$)
Assets denominated in:
Chilean pesos	131,908	79,881
Other currencies	110,428	66,359
Total	242,336	146,240
Liabilities denominated in:
Chilean pesos	63,302	61,092
Other currencies	101,831	37,469
Total	165,133	98,561

NOTE 25 — SEGMENT REPORTING

The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131, ‘‘Disclosures About Segments of an Enterprise and Related Information (‘‘SFAS 131’’)’’. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available that is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company considers that it has one reportable segment. The Company‘s operating revenues by geographic region are summarized below:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Domestic (Chile)	414,587	428,644	332,890
North America	1,336,548	1,194,996	1,099,936
South America (excluding Chile)	867,620	619,860	458,594
Europe	266,660	158,544	146,143
Pacific	148,545	104,309	55,382
Total	3,033,960	2,506,353	2,092,945

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 26 — SUBSEQUENT EVENTS

a)	At an Extraordnary Shareholder’s Meeting held on January 26, 2007, the Shareholders agreed the following:

—	Increase capital by issuing 7,500,000 shares, at a price and in accordance with other conditions to be determined;

—	Designate a portion of the abovementioned capital increase to compensation plans, in accordance with article 24 of Law 18,046;

—	Amend the bylaws of the Company to reflect the resolutions adopted during the above Shareholder’s Meeting;

—	Authorize the Board of Directors of the Company to request the registration of the shares representing the capital increase with the Registry of the Superintendent of Securities and Insurance; to proceed with the settlement of the shares; and to agree on the terms pertaining to the compensation plans mentioned above.

b)	At an Extraordnary meeting of the Board od Directors held on March 7, 2007, the Board of Lan Airlines S.A. agreed to summon an Extraordinary Shareholders Meeting to take place on April 5, 2007 immediately following the Ordinary Shareholders Meeting of the Company, which takes place at 11:00 a.m., to discuss the following subjects:

—	To annul the increase in capital by 7,500,000 (seven million five hundred thousand) payable shares, agreed upon by the Extraordinary Meeting of Shareholders that took place on January 26, 2007.

—	To increase the capital stock of Lan Airlines S.A. via the issuance of 22,090,910 (twenty-two million ninety thousand nine hundred ten) payable shares, at the price and additional conditions that the Shareholders Meeting agrees upon. Let it be known that the Board of Directors of the Company intends to place part of this increase in capital in foreign stock markets, by way of the mechanism of American Depository Receipts, also known as ADRs.

—	To assign one part of the stated increase in capital to the compensatory plan described in the terms of article 24 of the law 18,046.

—	To modify the bylaws in order to adjust them to the framework adopted by the Meeting.

—	To empower the Board of Directors of the Company to request the registration of the shares representative of the increase in capital, in the Registry of Securities of the Superintendence of Securities and Insurance; to proceed with the placement; and to agree to the terms of the compensatory plan previously mentioned.

c)	The Company has no other knowledge of any other subsequent events that would have a significant effect on the balances or interpretation of these financials statements.

NOTE 27 —	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (‘‘Chilean GAAP’’) vary in certain important respects from accounting principles generally accepted in the United States (‘‘US GAAP’’). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1.	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

a)	Deferred income tax

As discussed in Note 14, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (‘‘SFAS’’) No. 109, ‘‘Accounting for Income Taxes’’, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 n) below and certain disclosures required under FAS 109 are set forth under paragraph 2 c) below.

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

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, ‘‘Business Combinations’’ and SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’ establishes the following:

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

As discussed in Note 10, the Company has made a number of acquisitions. Acquisitions made prior to December 31, 2003, were recorded pursuant to the book value purchase method for Chilean GAAP purposes. For these acquisitions there were no significant differences in the allocation of the purchase price or the determination of goodwill between the book value purchase method in accordance with Chilean GAAP and the purchase accounting method required pursuant to SFAS No. 141 in accordance with US GAAP. For acquisitions after December 31, 2003 the fair value purchase method is used for both Chilean GAAP and US GAAP. However, under Chilean GAAP certain differences may occur in the identification of intangible assets and goodwill. The companies acquired since January 1, 2004 are not material to the consolidated financial position of the Company and therefore adjustments to the purchase price allocation and pro forma financial statements showing the effect on operations as if the acquisitions had been completed at the beginning of the period are not presented.

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

The effects of reclassifying negative goodwill for the acquisitions prior to December 31, 2003 as determined under Chilean GAAP to proportionately reduce the values assigned to the non-current assets acquired in accordance with US GAAP are not significant.

c)	Revaluation of property and equipment

As mentioned in Note 2 k), certain property and equipment are valued in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property and equipment is an accounting principle that is not generally accepted in the United States. Assets that were subjected to appraisals have been fully depreciated or are no longer owned by the Company. Accordingly, there is no impact on US GAAP results and no adjustments recorded.

d)	Minimum dividend

As required by the Chilean Companies Act. unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2006 and 2005, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e)	Equity method of accounting and Consolidation

As mentioned in Note 2 l), for Chilean GAAP purposes, beginning in 2005, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 20% and 50% of the voting stock of the investee. Prior to 2005, when investments in related companies represented between 10% and 50% of voting rights the equity method was used. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities’’ (‘‘FIN 46’’), focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entitys expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and effective for reporting periods after March 15, 2005 for transactions entered into prior to February 1, 2003.

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

Under Chilean GAAP, investments in bonds held by the Company are carried at the lower of cost plus accrued interest or market value. Under Chilean GAAP, mutual funds are stated at market value based on year-end quoted values and unrealized gains and losses are recorded in the current year Consolidated Statement of Income. Under SFAS No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’, investment securities, which include debt and certain equity securities, are accounted for as follows:

—	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

—	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

—	Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders equity.

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

As a result of these differences, the Consolidated Statement of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2006	2005	2004
	(In thousands of US$)
Net cash provided by (used in) financing activities under Chilean GAAP	503,717	177,888	(134,768)
Loans repaid	(33,559)	(38,180)	(11,504)
Net cash provided by (used in) financing activities under US GAAP	470,158	139,708	(146,272)
Net cash provided by (used in) investing activities under Chilean GAAP	905,746	(560,422)	(152,869)
Acquisitions of property and equipment	33,559	38,180	11,504
Net cash provided by (used in) investing activities under US GAAP	939,305	(522,242)	(141,365)

Net cash and cash equivalents at the end of year under US GAAP is as follows:

	At December 31,
	2006	2005	2004
	(In thousands of US$)
Cash	9,565	11,733	11,620
Time deposits	148,663	34,519	179,715
Defined-term mutual funds (included in Marketable Securities)	39,654	65,019	25,533
Other current assets	1,614	—	—
Total	199,496	111,271	216,868

There are no significant non-cash investing or financing transactions in the three years ended December 31, 2006. The Company made cash payments for interest of ThUS$ 60,107, ThUS$ 39,740 and ThUS$ 38,689 for the years ended 2006, 2005 and 2004, respectively. The Company made tax payments of ThUS$ 49,846, ThUS$ 37,357 and ThUS$ 29,554 for the years ended 2006, 2005 and 2004, respectively.

i)	Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2006, 2005 and 2004 are classified as Other income (expense) – net whereas under US GAAP they would be recorded within continuing operations:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Non-operating income(1):
Swap fuel contracts	12,903	51,480	46,529
Total	12,903	51,480	46,529
Non-operating expenses:
Provision for retirement of Boeing 737 Aircraft(2)	8,100	—	—
Non-recurring indemnities paid to employees(2)	11,747	—	—
Total	19,847	—	—

(1)	The Company recorded a ThUS$ 40.3 cumulative effect for a change in accounting principles as Non-operating income in 2006 for Chilean GAAP. This is adjusted for and included in the US GAAP reconciliation in Note 2 (n).

(2)	See Note 22

j)	Internal use software

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

The Company uses interest rate swap and cap agreements to reduce its exposure from variable interest bearing liabilities and commitments. It also enters into commodity (jet fuel and West Texas intermediate) swap and call contracts to fix the price for a given quantity of the aforementioned commodity, and ‘‘costless collars’’ which are a combination of call and put options so as to ensure a price range for jet fuel. In order to reduce the impact of foreign exchange rate fluctuations, the Company enters into foreign exchange hedge contracts.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, ‘‘Accounting for Derivative Contracts’’ (TB 57). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

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

For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as ‘‘SFAS 133’’). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

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

m)	Change in accounting policy for maintenance costs

As mentioned in Note 2 p), the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. This change in accounting principle for Chilean GAAP was preferable, and in line with industry practice. The effect of this change was recorded prospectively under Chilean GAAP and resulted in an approximate US$ 40.3 million increase in Non-operating income for 2006.

For Chilean GAAP, the Company effectively changed the accounting for heavy aircraft and engine maintenance costs on owned aircraft from the accrual method to the deferral method. In the recently issued FASB Staff Position No. AUG AIR-1 (‘‘FSP AIR-1’’), the FASB also eliminates the use of the accrual method for US GAAP effective January 1, 2007. This FSP AIR-1 allows for early adoption. The Company also changed its accounting principle for heavy aircraft and engine maintenance costs on owned aircraft to the deferral method. The Company will adopt the FSP AIR-1 for leased aircraft in 2007, and is still evaluating the impact of this adoption to the US GAAP results of operation and financial position.

For US GAAP, the Company has retrospectively applied the use of the deferral method for owned aircraft to prior periods’ financial statements. The cumulative effect of the accounting change on periods prior to the fiscal year ended December 31, 2004 are reflected in the carrying amounts of assets and liabilities as of the beginning as of January 1, 2004. An offsetting adjustment has been made to the opening balance of retained earnings as of January 1, 2004. The effects of this change in accounting policy are shown below and under paragraph 1 n). The effect of this change on the 2006 US GAAP results was a decrease in net income of approximately US$ 40.3 million. The cumulative effect on the 2004 beginning Shareholders equity balance was an increase of US$ 38.7 million.

The following financial data show the effect of the retrospective application of this change in accounting principle under US GAAP:

	2004
	(as adjusted)	(as reported)
	(In thousands of US$)
Balance sheet:
Property and equipment (net)	958,667	978,974
Provisions	(100,679)	(159,615)
Income statement:
Depreciation and amortization	(76,840)	(77,443)
Aircraft maintenance	(116,621)	(120,818)
Total operating expenses	(1,874,314)	(1,874,316)
Operating income	218,631	218,629
Income tax	(34,895)	(34,079)
Net Income	164,689	160,703

	2005
	(as adjusted)	(as reported)
	(In thousands of US$)
Balance sheet:
Property and equipment (net)	1,232,829	1,252,270
Provisions	(102,118)	(160,563)
Income statement:
Depreciation and amortization	(72,111)	(80,456)
Aircraft maintenance	(96,682)	(132,198)
Total operating expenses	(2,355,481)	(2,313,237)
Operating income	150,872	193,116
Income tax	(25,610)	(25,335)
Net Income	156,312	154,970

n)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	241,300	146,601	163,552
Deferred income tax provision (par. 1 a)	8,311	2,648	(6,602)
Purchase accounting adjustments of property and equipment on Lan Cargo S.A (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	(64)	(64)	(64)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	120	—	414
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	(2,080)	2,233	(606)
Ineffectiveness of cash flow hedges of interest rate cap contracts (par. 1 l and par. 2 f)	(890)	—	—
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 l and par. 2 f)	59	59	59
Reversal of goodwill and its amortization (par. 1 b)	3,318	3,218	3,134
Effect of change in accounting policy (par. 1 m)	(40,344)	1,617	4,802
Net income in accordance with US GAAP	209,730	156,312	164,689

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate contracts (par. 1 l and par. 2 f)	(11,259)	9,441	4,179
Jet fuel swaps (par. 1 l and par. 2 f)	(12,454)	(6,344)	446
Treasury rate lock (par. 1 l and par. 2 f)	471	471	471
Unrealized gain on investment (par. 2 b)	(8,205)	(2,233)	10,565
Other comprehensive income (loss) before taxes	(31,447)	1,335	15,661
Income tax (expense) benefit related to items of other comprehensive income (par. 1 a)	5,346	(227)	(2,663)
Comprehensive income in accordance with US GAAP	183,629	157,420	177,687

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	626,320	502,713	434,557
Deferred income tax provision (par. 1 a)	(14,496)	(22,807)	(25,455)
Purchase accounting adjustments of property and equipment arising from Lan Cargo S.A. (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	428	492	556
Reversal of utilization of tax loss carryovers in Perú (par. 1 k)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	120	—	—
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	(890)	2,080	(153)
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization ) (par. 1 l and par. 2 f)	(147)	(206)	(265)
Difference in purchase accounting adjustments (par. 1 b)	(20,814)	(20,814)	(20,814)
Amortization of goodwill basis differences pre-SFAS 141 (par. 1 b)	8,201	8,201	8,201
Reversal of amortization of goodwill under Chilean Gaap subsequent to implementation of SFAS 141 (par. 1 b)	16,085	12,767	9,549
Effect of change in accounting principle (par. 1 m)	—	40,344	38,727
Shareholders’ Equity in accordance with US GAAP	614,319	522,282	444,415

	For the year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Beginning accumulated other comprehensive loss	4,471	3,363	(9,635)
Other comprehensive income (loss), net of income tax	(26,101)	1,108	12,998
Accumulated other comprehensive income (loss) in accordance with US GAAP	(21,630)	4,471	3,363
Total shareholder’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	592,689	526,753	447,778

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands of US$
Balance at December 31, 2003	351,650
Distribution of final 2003 dividend	(6,776)
Distribution of interim 2004 dividend	(74,783)
Other comprehensive income:
Gain from fair value of cash flow hedges	5,096
Unrealized gain on investment	10,565
Income tax expense related to items of other comprehensive income	(2,663)
Net income for the year	164,689
Balance at December 31, 2004	447,778
Balance at December 31, 2004	447,778
Distribution of final 2004 dividend	(6,994)
Distribution of interim 2005 dividend	(71,451)
Other comprehensive income:
Gain from fair value of cash flow hedges	3,568
Unrealized gain on investment	(2,233)
Income tax expense related to items of other comprehensive loss	(227)
Net income for the year	156,312
Balance at December 31, 2005	526,753
Balance at December 31, 2005	526,753
Distribution of final 2005 dividend	(1,843)
Distribution of interim 2006 dividend	(115,850)
Other comprehensive income:
Gain from fair value of cash flow hedges	(23,242)
Unrealized gain on investment	(8,205)
Income tax expense related to items of other comprehensive loss	5,346
Net income for the year	209,730
Balance at December 31, 2006	592,689

2.	Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2006	2005	2004
	(In US$)
Earnings per share under Chilean GAAP	0.76	0.46	0.51
Basic and diluted earnings per share under US GAAP	0.66	0.49	0.52
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,909	318,909	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

b)	Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

	Cost		Gross Unrealized gains		Gross Unrealized losses		Fair Value
	2006	2005	2006	2005	2006	2005	2006	2005
	(In thousands of US$)
Bonds	20,415	47,964	204	8,409	—	—	20,619	56,373
Total securities available for sale	20,415	47,964	204	8,409	—	—	20,619	56,373

c)	Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Current income tax expense	(14,123)	(1,261)	(970)
Deferred income tax expense	(24,403)	(24,349)	(33,925)
Total provision under US GAAP	(38,526)	(25,610)	(34,895)

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Unearned income	(16,198)	(16,295)	(11,480)
Prepaid expenses	(6,363)	(6,100)	(7,405)
Property and equipment	(156,405)	(120,509)	(113,055)
Others	—	(7,774)	(7,272)
Gross deferred tax liabilities	(178,966)	(150,678)	(139,212)
Allowance for doubtful accounts	4,494	4,073	3,735
Tax loss carryforwards	32,968	33,282	46,752
Provision for vacations	3,302	2,732	2,517
Provisions for obsolescence of spare parts	2,960	4,593	3,814
Other	20,178	5,357	5,835
Gross deferred tax assets	63,902	50,037	62,653
Deferred tax assets valuation allowance	(15,302)	(10,988)	(10,803)
Net deferred tax liabilities	(130,366)	(111,629)	(87,362)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2006	2005	2004
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate	(42,204)	(30,573)	(33,929)
Increase (decrease) in rates resulting from:
Non-taxable income	5,618	5,967	2,400
Non-deductible items	(1,371)	(334)	(271)
Change in valuation allowance	(4,314)	(185)	(3,305)
International income tax differences	3,022	(313)	548
Increase in Chilean tax rates (effect on deferred income tax)	—	—	—
Other	723	(172)	(338)
Provision for income taxes at effective tax rates	(38,526)	(25,610)	(34,895)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

The Company and certain of the Chilean subsidiaries (principally Lan Cargo S.A.) have tax loss carryforwards aggregating ThUS$ 79,589 at December 31, 2006 which have no expiration date. These tax losses have resulted in a deferred tax asset at that date of ThUS$ 13,530.

Inversora Cordillera S.A. and its subsidiary have tax loss carryforwards aggregating ThUS$ 32,678 at December 31, 2006 which have an expiration date of five years beginning in the first year that a loss is incurred. The related deferred tax asset was ThUS$ 11,437 at December 31, 2006 and a 55% valuation allowance has been provided.

LanLogistics, Corp. and its subsidiaries have tax loss carryforwards aggregating ThUS$ 10,662 at December 31, 2006 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset is ThUS$ 3,625 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 6,607 at December 31, 2006 which have expiration dates between three and five years after the year of the loss. The related deferred tax asset is ThUS$ 1,651 and a 100 % valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 4,789 at December 31, 2006 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,628 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$ 3,227 at December 31, 2006 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset was ThUS$ 1,097 at December 31, 2006.

d)	Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2006, 2005 and 2004 for which it is practicable to estimate that value.

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

The estimated fair values of the Company’s financial instruments on a US GAAP basis are as follows:

	At December 31, 2006		At December 31, 2005
	US GAAP Carrying amount	Fair Value	US GAAP Carrying amount	Fair Value
	(In thousands of US$)
Cash	9,565	9,565	11,733	11,733
Time deposits	148,977	148,977	34,519	34,519
Marketable securities	60,273	60,273	121,392	121,392
Current portion of long-term loans	89,883	125,946	53,104	68,351
Current portion of other long-term obligations	55,040	49,607	45,687	52,209
Bank loans (long-term)	1,031,082	928,302	521,974	479,416
Other liabilities (long-term)	196,011	170,417	192,700	164,075
Financial instruments:
Interest rate Derivatives	(21,731)	(21,731)	(10,472)	(10,472)
Swap fuel contracts	(4,244)	(4,244)	11,180	11,180

e)	Concentration of credit risk

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

Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a ‘‘fair value’’ hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a ‘‘cash flow’’ hedge); (3) a foreign currency fair value or cash flow hedge (a ‘‘foreign currency’’ hedge); (4) a hedge of a net investment in a foreign operation; or (5) an instrument that is held for trading or non-hedging purposes (a ‘‘trading’’ or ‘‘non-hedging’’ instrument). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable rate asset or liability are recorded in earnings).

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

Upon purchasing a financial instrument, the Company must determine whether a derivative instrument is ‘‘embedded’’ therein and if so, it must assess the economic characteristics of the embedded derivative to determine if they are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair value, cash flow, or foreign currency hedge or (2) a trading or non-hedging derivative instrument. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings, or if the Company could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the balance sheet at fair value and not be designated as a hedging instrument.

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

As of December 31, 2006, the Company had no ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end. At December 31, 2005 the Company had ineffective hedges amounting to ThUS$ 2,080 which were recorded directly in earnings. This ineffectiveness was based on the correlation of the projected market price of the underlying asset against the projected price of future fuel purchases and was recorded in earnings for US GAAP purposes in 2005.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Hedged Gallons (million gallons)	149	176	118
Gain on fuel hedge contracts (ThUS$)	12,903	51,480	46,529
Fair value of fuel hedge contacts (ThUS$)	(4,244)	11,180	15,291

For Chilean GAAP purposes, gains and losses on the hedging contracts referred to above are recognized as a component of Other income (expense) − net when the underlying fuel being hedged is consumed. For US GAAP purposes, such gains and losses would be classified as Operating expenses under the caption Aircraft fuel when the fuel being hedged is consumed.

Financial instruments: Interest rate risk management

The Company is exposed to the fluctuactions of the LIBOR interest rates, due to the financing of certain aircraft. In order to reduce this exposure, the company decided to hedge a high percentage of its debt through the use of interest rate swaps and interest rate options.

In May 1999, the Company entered into an interest rate swap contract with a financial institution for a notional amount of ThUS$50,000 to convert from floating rate (Libor based) to fixed rate for a period of five years. Pursuant to the contract, the Company paid or received, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of the contract. This contract expired in 2004. The loss on the contract during 2003 was ThUS$ 1,531 and the fair value at December 31, 2003, was estimated at a loss of ThUS$ 414. This swap was not considered to qualify for a hedge relationship and accordingly was not designated as a hedge. Therefore, the fair value of the swap at December 31, 2003, of ThUS$ (414) was charged to the results of operations for US GAAP purposes instead of as a charge to Other comprehensive income (loss) (see paragraph 1 n).

In May 2001 the Company also entered into six receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of ThUS$ 330,608. Pursuant to these contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of each contract. There is no associated cost to these contracts. The critical terms of these swap contracts, namely notional amounts and dates, have been negotiated to match the terms of the designated variable-rate debt; therefore, there is no ineffectiveness. In October 2005, the Company entered into two interest rate swap contracts in order to hedge the Libor exposure of the financing of two A319-100 aircraft delivered in 2005. During the first quarter of 2006 the Company also entered into ten receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of approximately ThUS$ 46,697. Additionally, in May 2006 the Company entered into 24 interest rate swap contracts in order to hedge the Libor exposure of the financing of 20 A318-100 and 4 A320-200 aircraft to be delivered in 2007 and 2008. In June 2006, the Company entered into 8 interest rate swap contracts in order to hedge the Libor exposure of the financing of 8 B767-300 ER aircraft to be delivered in 2007 and 2008

The fair value and the losses of these swap contracts for the years ending December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Losses on interest rate swap contracts (ThUS$)	(1,138)	(5,783)	(10,969)
Fair value of interest rate swap contracts (ThUS$)	(18,538)	(4,719)	(13,608)

During July 2003, the company entered into four interest rate cap contracts for a total notional amount of ThUS$ 127,753. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at ThUS$ 1,484.

During the same month, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year end amounted to ThUS$ 890.

During April 2004, the Company entered into an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005. The fair value of these contracts at year end amounted to ThUS$ 278.

During 2005, the Company entered into three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and one delivered in 2006. The fair value of these contracts at year end amounted ThUS$ 324.

Under FAS 133, these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. The amount of ineffectiveness was ThUS$ 890 and is recorded in earnings for US GAAP purposes. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

At December 31, 2006, the Company received payment from some of the eleven aforementioned caps. The premium on the caps is being amortized throughout the term of each contract for Chilean and US GAAP purposes.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to ‘‘lock in’’ a desired interest rate and hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables originating from certain ticket agents in the United States, as described in Note 17 to these financial statements. The contract was classified as a cash flow hedge of a forecasted transaction for US GAAP purposes and as a hedge of an forecasted transaction for Chilean GAAP purposes.

The forecasted transaction referred to above occurred on August 22, 2002. At that time the Company recognized a deferred loss of ThUS$ 3,622 under Chilean GAAP for the settlement of the Treasury rate lock contract. During 2002 and for US GAAP purposes, the Company recognized a net loss of

ThUS$ 402 which represented the total ineffectiveness of the cash flow hedge of the forecasted securitization and debited Other comprehensive income for the remaining ThUS$ 3,219, which is being amortized over the life of the securitization contract (82 months). During 2006, the Company recognized an amortization charge for this concept amounting to ThUS$ 471 under US GAAP, (ThUS$ 471 during 2005 and ThUS$ 471 during 2004). The deferred loss on the hedging contract referred to above is included in the balance sheet under the captions Prepaid expenses and Other assets (current and non-current portions, respectively) and the corresponding amortization is included in Interest expense both for Chilean and US GAAP purposes. The effect of recording the ineffectiveness of cash flow hedge (net of amortization) in accordance with US GAAP is included in paragraph l n) above.

As a result of those hedging activities, the Company has 95.8% of its interest rate exposure hedged.

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

As of December 31, 2006 and 2005, the Company has no outstanding exchange forward contracts for hedging purposes.

In order to have a better yield on its investments in 2006, the Company entered into bank deposits in Chilean pesos together with a US dollar-Chilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a gain of US$ 0.5 million and is recorded in earnings under both Chilean and US GAAP.

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

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2006, 2005 and 2004 and the unrealized gain on available for sale securities has been included in 2006.

h)	Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on current evaluation, the Company does not expect the adoption of this interpretation to have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS No. 157’’). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, ‘‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements’’ (‘‘SAB 108’’). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary ‘‘correcting’’ adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 had no impact on the Company´s financial condition or results of operations.