Form 20-F
period 2007-12-31
Lan Airlines SA
filed 2008-06-25
CIK 1047716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ________ to _________

Commission File Number: 1-14728

Lan Airlines S.A.

(Exact name of registrant as specified in its charter)

Lan Airlines S.A.	Republic of Chile
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Presidente Riesco 5711, 20th Floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Gisela Escobar Koch

Tel.: 56-2-565-3944 — E-mail: gisela.escobar@lan.com

Presidente Riesco 5711, 20th Floor

Las Condes

Santiago, Chile

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 338,790,909.

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

Large Accelerated filer  ☒    Accelerated filer  ☐    Non-Accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐             IFRS  ☐             Other   ☒

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

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos”, “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 28, 2007, which was Ch$495.82=US$1.00. The observed exchange rate on June 24, 2008 was 501.39=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

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

Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain significant differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of our net income and shareholders’ equity to U.S. GAAP, see Note 27 to our audited consolidated financial statements.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Latin American and world economies and their impact on the airline industry;

•	the effects on us from competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	the relative value of the Chilean, Peruvian and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Key Information—Risk Factors” under Item 3.

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

“systems available ton kilometers” or “systems ATKs”	The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The number of passengers multiplied by the number of kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (cargo) in tons multiplied by the kilometers flown.

“systems revenue ton kilometers” or “systems RTKs”	The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by system RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“overall break-even load factor”	Total costs (operating expenses plus net interest expense less other revenue) per system ATK divided by overall yield.

“overall load factor”	RTKs (passenger and cargo) expressed as a percentage of ATKs (passenger and cargo).

“passenger break-even load factor”	Total costs attributable to passenger operations per ASK divided by passenger yield.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI leases”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease”.

“Airbus A320-Family Aircraft”	The Airbus A318, Airbus A319 and Airbus A320 models of aircraft.

“block hours”	The elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2007. The summary financial information for the three fiscal years in the period ended December 31, 2007 has been derived from our audited consolidated financial statements included in this report.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects”.

Annual Financial Information

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ millions, except per share and capital stock data)
The Company(1)(5)
Statement of Income Data:
Chilean GAAP
Operating revenues
Passenger	918.4	1,169.0	1,460.6	1,813.4	2,197.2
Cargo	602.0	799.7	910.5	1,072.7	1,154.3
Other	118.4	124.2	135.3	147.9	173.4

Total operating revenues	1,638.8	2,092.9	2,506.4	3,034.0	3,524.9
Operating expenses(2)	1,527.1	1,920.8	2,364.7	2,731.3	3,111.6

Operating income	111.7	172.1	141.6	302.6	413.3
Other income (expense)
Interest income	6.3	10.8	12.4	7.9	18.0
Interest expense	(39.4)	(36.5)	(39.2)	(60.7)	(76.2)
Other income-net(2)	24.1	45.2	58.2	37.1	12.6
Total other income (expense)	(9.0)	19.5	31.5	(15.7)	(45.6)
Minority interest	(0.9)	0.2	1.8	1.2	0.3
Income before income taxes	101.9	191.8	174.9	288.1	368.1
Income taxes	(18.3)	(28.3)	(28.3)	(46.8)	(59.8)

Net income	83.6	163.6	146.6	241.3	308.3
Net income per common share(3)	0.26	0.51	0.46	0.76	0.93
Net income per ADS(3)	1.31	2.56	2.30	3.78	0.93
Operational Data Computed Using Financial Information Under Chilean GAAP
ASKs (million)	18,323.9	21,174.4	23,687.3	26,400.0	31,556.1
RPKs (million)	12,671.0	15,125.3	17,490.8	19,495.5	24,001.2
ATKs (million) (7)	2,848.7	3,039.8	3,213.8	3,399.1	3,632.8
RTKs (million)	1,911.9	2,259.4	2,392.3	2,579.2	2,702.3
System ATKs (million)	4,539.2	5,256.2	5,810.8	6,349.8	7,023.1
U.S. GAAP(6)
Operating revenues	1,638.8	2,092.9	2,506.4	3,034.0	3,524.9
Operating income	122.9	218.6	150.2	287.0	419.5
Net income	87.9	164.7	156.5	201.6	322.0
Basic and diluted earnings per share(3)	0.28	0.52	0.46	0.76	0.97
Net income per ADS(3)	1.38	2.58	2.45	3.16	0.95

(table and footnotes continue on next page)

Balance Sheet Data:
Cash, time deposits and marketable securities	219.0	304.6	159.2	218.6	468.0
Miscellaneous current assets(4)	280.2	347.8	417.8	487.7	625.9
Property and equipment	1,009.5	979.0	1,252.3	1,855.9	2,351.6
Total other assets	132.3	197.9	314.3	366.6	456.2
Total assets	1,641.0	1,829.3	2,143.6	2,928.8	3,901.7
Long-term liabilities	765.4	809.0	955.3	1,421.9	1,785.9
Shareholders’ equity	352.6	434.6	502.7	626.3	988.1
U.S. GAAP(6)
Total assets	1,610.5	1,830.0	2,149.0	2,906.1	3,833.8
Long-term liabilities	748.9	796.5	938.7	1,431.9	1,695.3
Shareholders’ equity	351.7	447.8	600.5	658.3	1,010.7
Capital stock (millions of shares)	318.9	318.9	318.9	318.9	338.8

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.

(2)

To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the other income-net line in each of 2003, 2004, 2005, 2006 and 2007. We recorded a US$12.3 million fuel hedge loss in 2003, a US$46.5 million fuel hedge gain in 2004, a US$51.5 million fuel hedge gain in 2005, a US$12.9 million fuel hedge gain in 2006 and a US$28.2 million fuel hedge gain in 2007.

(3)

As of December 31, 2006, we had 318,909,090 common shares outstanding in each of the periods indicated, which was equivalent to 63,781,818 ADSs. As of December 31, 2007 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 ADSs due to the ADR ratio change that was implemented in August 2007.

(4)	Total current assets less the sum of cash, time deposits and marketable securities.

(5)	The sums of the items may differ from the total amount due to rounding.

(6)

In 2007, the Company adopted FSP AIR-1 and changed its accounting principle for heavy aircraft and engine maintenance costs on leased aircraft from the accrual method to the cash method. For more information see “Change in accounting policy for maintenance costs and adoption of FSP AIR-1” in Note 27 to our audited consolidated financial statements.

(7)

In August 2007, the Company implemented a change in its methodology used for calculating cargo ATKs in order to better represent the available capacity in the bellies of passenger aircraft. Cargo RTKs were not affected by this change. Historical data, except for the year 2003, has been accordingly modified for comparison purposes.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 84% of our revenues and 71% of our operating expenses are denominated in U.S. dollars.

In accordance with the Chilean Corporation Law, we must pay annual cash dividends equal to at least 30% of our annual consolidated distributable net income each year (calculated in accordance with Chilean GAAP), subject to limited exceptions. As of June 25, 2008, we had declared aggregate dividends US$41.8 million with respect to income for 2003, US$81.8 million with respect to income for 2004, US$73.3 million with respect to income for 2005, US$168.9 million with respect to income for 2006 and US$215.8 million with respect to income for 2007. Dividends for 2007 include two interim dividends paid in August 2007 and January 2008 and a final dividend paid in May 2008. The table below sets forth the cash dividends per common share and per ADS, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2003	August 25, 2003	11,583,459	318.91	0.03632	0.18160
	November 27, 2003	23,415,897	318.91	0.07343	0.36715
	May 13, 2004	6,776,018	318.91	0.02124	0.10620
2004	August 30, 2004	39,786,605	318.91	0.12475	0.62375
	December 29, 2004	35,000,000	318.91	0.10974	0.54870
	May 18, 2005	6,992,865	318.91	0.02193	0.10965
2005	September 2, 2005	36,452,425	318.91	0.11430	0.57150
	March 1, 2006	35,000,000	318.91	0.10975	0.54875
	May 17, 2006	1,849,186	318.91	0.00578	0.02890
2006	August 24, 2006	48,061,644	318.91	0.15071	0.75355
	January 18, 2007	67,787,211	318.91	0.21256	1.06280
	April 25, 2007	53,059,893	318.91	0.16638	0.83190
2007	August 23, 2007	90,104,830	338.79	0.26596	0.26596
	January 17, 2008	119,894,715	338.79	0.35389	0.35389
	May 8, 2008	5,827,204	338.79	0.01720	0.01720

Our board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Financial Information—Other Financial Information—Dividend Policy” under Item 8.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
2003	758.21	593.10	687.51	599.42
2004	649.45	559.21	612.13	559.83
2005	592.75	509.70	559.27	514.21
2006	549.63	511.44	531.03	534.43
2007	548.67	493.14	521.95	495.82
2007
November	516.25	493.14	506.95	508.47
December	506.79	495.49	499.28	495.82
2008
January	498.05	463.58	480.90	465.30
February	476.44	458.02	467.22	458.02
March	454.94	431.22	442.94	439.09
April	459.16	433.98	446.43	459.16

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 24, 2008 the observed exchange rate was Ch$501.39=US$1.00.

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

Passenger and cargo demand is heavily cyclical and highly dependant on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but not limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

The success of our business depends upon key regulatory issues and these issues may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) (management techniques utilizing passenger demand forecasting and fare mix optimization techniques to maximize profit for an airline) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. Accordingly, regulatory issues could adversely affect our business and result of operations.

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

We operate numerous international routes, subject to bilateral agreements and also internal flights within Chile, Argentina, Peru and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control. Recently, we faced a reduction in international “fifth freedom” routes in Peru, which we do not expect to have a material adverse effect on our business, but which exemplifies the route changes to which we may be subject. See “Information on the Company— Business of the Company—Regulation—Route Rights” under Item 4.

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

Our short-haul business model could lead to lower results of operations than expected.

Our short-haul business model involves, among other things, reducing our costs and lowering fares on many short-haul routes. We have reduced our costs primarily through higher Internet penetration and sales, reduced agency commissions and increased self check-in service through Internet check-in and airport kiosks. If we are unable to control costs or if lower fares significantly reduce the yield on short-haul routes, our results of operations could be negatively affected.

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

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 30.0% of our operating expenses in 2007. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using this type of mechanisms may also be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of March 31, 2008, we operated a fleet of 44 Airbus and 37 Boeing aircraft. These risks include:

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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases. Several of our competitors are larger than us and have greater brand recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries. The U.S. Chile and other open skies agreements may subject us to further competition from international carriers. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger businesses, as well as sea transportation for our cargo business. Competition could reduce our passenger traffic and cargo demand, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

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

Approximately 35% of our employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

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

Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while 16% of our revenues and 29% of our operating expenses in 2007 are denominated in currencies other than the U.S. dollar, mainly the Chilean peso. If the value of the peso or of other currencies in which revenues are denominated declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including a nominal appreciation of 6.6% against the U.S. dollar in 2004, a nominal appreciation of 8.1% against the U.S. dollar in 2005, a nominal devaluation of 3.9% against the U.S. dollar in 2006 and a nominal appreciation of 1.6% against the U.S. dollar in 2007. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

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

As of March 31, 2008 our controlling shareholders, together, beneficially owned 51.84% of our voting common shares. These controlling shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

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

When we established our ADS facility as part of our initial public offering in 1997, there were foreign exchange controls in Chile. At that time, in order to allow the depositary and investors to be able to enter into foreign exchange transactions to repatriate from Chile amounts they received in connection with the deposited shares of common stock (including dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto), we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the depositary. The Foreign Investment Contract guaranteed ADS investors and the depositary access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and to repatriate such amounts.

In 2001, a new Compendium of Foreign Exchange Regulations (the “New Compendium”) removed exchange controls and many other barriers to investment. However, even though there are no longer foreign exchange controls in Chile, all foreign investment contracts (including the Foreign Investment Contract), continue to remain in full force.

We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10—Additional Information— Foreign Investment and Exchange Controls in Chile.”

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

BUSINESS

Overview

We are one of the leading passenger airlines in Latin America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, and Argentina and international passenger services in Ecuador. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil and Mexico. In 2007, we initiated a strategy for stimulating demand for air travel in our domestic markets by offering lower-fare options to travelers, lowering our costs and increasing the aircraft utilization rates and efficiency of operations. For more information about our short-haul operations see “—Business of the Company— Passenger Operations—Business Model for Domestic Operations” below.

As of March 31, 2008, we serviced 14 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, as of March 31, 2008, through our various code-share agreements, we offered service to 58 additional international destinations. We provide cargo service to all our passenger destinations and to approximately 15 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of March 31, 2008, the controlling shareholders held 51.84% of our capital stock. For more information about our controlling shareholders, see “Controlling Shareholders and Related Party Transactions” under Item 7.

Since this acquisition of our capital stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability every year despite significant challenges. Additionally, we have created a comprehensive network across the region by forming, together with local partners, or acquiring, passenger affiliates in Peru, Ecuador, and Argentina and cargo affiliates in Brazil, Mexico and, we expect, in Colombia within the next year. In early 2004, we changed our corporate image and started using the “LAN” brand in order to better reflect the common values and attributes present in all the companies forming our network. We have complemented our own network with a set of bilateral alliances with carriers such as American Airlines, Iberia and Qantas, and have been a member of the oneworld® alliance since 2000.

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of March 31, 2008, in the passenger business we operated through five main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name “Lan Express”), Lan Peru S.A. (“Lan Peru”), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“Lan Ecuador”), and Lan Argentina S.A. (“Lan Argentina”, previously Aero 2000 S.A.).

In the passenger business we market our sales primarily under the “LAN” brand. As of March 31, 2008 we held a 99.9% stake in Lan Express through direct and indirect interests, a 70.0% stake in Lan Peru through direct and indirect interests, a 71.95% indirect stake in Lan Ecuador and a 90.0% indirect stake in Lan Argentina.

Our cargo operations are carried out by a number of companies, including Lan Airlines and Lan Cargo, and are complemented by the operations of certain subsidiaries, such as Aero Transportes Mas de Carga S.A. de C.V., or MasAir, in Mexico and Aerolinhas Brasileiras S.A., or Absa, in Brazil. In the cargo business, we market ourselves primarily under the Lan Cargo brand.

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

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in both Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the Argentine international market through Lan Argentina and our other passenger airlines. We are also the leading air cargo operator within, to and from South America. Our international and domestic passenger and cargo operations have increased substantially over the past four years in terms of capacity, traffic and revenue. Since 2003, passenger, cargo and total traffic revenues have grown 139.2%, 91.7% and 120.4%, respectively.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also reserve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2007, passenger revenues accounted for 62.3% of total revenues and cargo revenues accounted for 32.7% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 42.7 cents in 2007. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 15.7% of total costs in 2007, which we believe is a lower percentage than that of many other U.S. and European carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2007, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of more than 14 hours per day. In connection with the implementation of our new business model for short-haul operations, we expect utilization for narrowbody aircraft to reach approximately 12 hours by the end of 2008. We are undergoing a re-fleeting plan that will enable us to modernize our short and long-haul fleets, as well as to reduce the number of aircraft families that we operate. Finally, our corporate culture promotes constant process streamlining and productivity enhancement.

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched our new brand, “LAN”, under which we operate all of our international passenger airlines. This brand commonality enables our customers to better identify with the high standards of service and safety that are common to all of our airlines. Our new image also has improved the visibility of our brand, and the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, we are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in the markets that they serve creates a truly global reach for our passengers. In December 2007 we implemented a commercial agreement with the Brazilian airline TAM, through which we hope to improve connectivity between Brazil and the regional markets served by LAN. Our passenger alliances and commercial agreements provide our customers with approximately 700 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. On April 1, 2007, Lan Ecuador and Lan Argentina became members of the oneworld® alliance. With these new memberships, all the companies in the LAN group are now members of this alliance.

Optimized Fleet Strategy

We make optimal use of our fleet structure through a combination of fewer aircraft types, modern aircraft and staggered lease maturities. We carefully select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of aircraft types we operate. For short-haul flights we operate Airbus A320-Family Aircraft. As of May 18, 2008, we stopped using Boeing 737-200 aircraft in our Chilean domestic operations. For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 freighters, respectively. For ultra long-haul service, such as between Santiago and Madrid and between Santiago and Auckland, we use Airbus A340-300 aircraft. We believe that our streamlined fleet structure allows us to provide broader service across Latin America and in our domestic markets. Further, having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft.

The average age of our fleet as of March 31, 2008 was 7.9 years, making our fleet one of the most modern in Latin America. The phasing out of our Boeing 737-200s, our oldest aircraft, which was completed in May 2008, will further reduce the average age of our fleet. Additionally, we expect that our purchase orders of additional aircraft for delivery between 2008 and 2016 will further reduce the average age of our fleet. We believe that having a younger fleet makes us more cost competitive through reduced fuel consumption and maintenance costs. We also believe that our modern fleet has enabled us to enjoy a high degree of performance reliability.

We announced in June and July 2007 historically large orders for new passenger and freighter aircraft in order to further improve our fleet. We have scheduled four Boeing 777 freighter aircraft (two of which will be leased and two owned) to be delivered between 2009 and 2012. We have ordered 32 Boeing 787 Dreamliners (six of which will be leased and 26 owned) to be delivered between 2011 and 2016, although production delays might require us to change the anticipated delivery schedule. These are the largest orders for these types of aircraft in the region and provide the basis for LAN’s commitment to remain a leader in commercial aviation in Latin America.

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

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates. In 2007, we completed a US$320 million equity offering in the domestic and international financial markets. This equity offering further strengthened our balance sheet, reduced our leverage ratio and improved our cash position, all of which better enables us to continue financing our fleet expansion and renewal plans. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last five years, while much of the airline industry has faced significant competitive and liquidity crises, we have enjoyed a 115.4% compound growth rate in our total revenues while remaining consistently profitable.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to expand our capacity significantly over the next several years to accommodate robust growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth, as of March 31, 2008, we had an orderbook of 30 latest generation Airbus 320-Family Aircraft to be delivered between 2008 and 2011 and eight Boeing 767-300 widebody passenger aircraft to be delivered between 2008 and 2009. In addition, in 2007 we ordered four Boeing 777 dedicated freighters to be delivered between 2009 and 2012. We also ordered 32 Boeing 787 Dreamliner passenger aircraft to be delivered between 2011 and 2016, but delays in the assembly line of the Boeing 787 aircraft could postpone the deliveries of those aircraft for 20 to 28 months. We are currently working on a transition fleet in order to compensate for the expected delays in delivery of the Boeing B787 aircraft.

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

Enhance the Profitability of our Short-Haul Operations through Our New Business Model

We plan to continue with the implementation of the initiatives launched in 2007 to redesign our short-haul business model, specifically in the domestic markets in Chile and Peru. A key objective of this program has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights. Our Boeing 737-200 fleet was completely phased out in May 2008 in favor of the new Airbus 320-Family Aircraft. We believe that these initiatives have already begun to increase efficiency and improve the margins of LAN’s short-haul operations. In addition, the new fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of our new business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, faster turn-around times, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a significant reduction in overhead costs per ASK by year-end 2008. We have begun to pass on a portion of these operating efficiencies to consumers through fare reductions, which we expect will stimulate additional demand and enhance our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During 2008 we expect to complete the reconfiguration of the cabins of our Boeing 767 passenger aircraft in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. We then plan to reconfigure our Airbus A340 fleet with the new Premium Business Class and improvements in economy class. Our frequent flyer program, LANPASS, provides travel benefits and rewards to almost three million loyal customers in Chile, Argentina, Peru, Ecuador and in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

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

BUSINESS OF THE COMPANY

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of March 31, 2008, we operated passenger airlines in Chile, Peru, Ecuador and Argentina. We are also the largest air cargo operator in the region. Our international and domestic passenger and cargo operations and services have increased substantially over the past five years in terms of capacity, traffic and revenue.

The following table sets forth our gross traffic revenues by activity for the periods indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ millions)
The Company(1)
Total passenger revenues	918.4	1,169.0	1,460.6	1,813.4	2,197.2
Total cargo revenues	602.0	799.7	910.5	1,072.7	1,154.3
Total traffic revenues	1,520.4	1,968.7	2,371.1	2,886.1	3,351.5

(1)

Information provided for the Company consolidates Lan Peru beginning August 2001, Lan Ecuador beginning April 2003, Lan Dominicana beginning June 2003 and ending in May 2004, and Lan Argentina beginning June 2005.

Passenger Operations

General

As of March 31, 2008, our passenger operations were performed through airlines in Chile, Peru, Ecuador and Argentina. We operate international services out of Chile, Peru, Ecuador and Argentina, as well as domestic flights in Chile, Peru and Argentina. Between June 2003 and May 2004, we also operated international services to and from the Dominican Republic through Lan Dominicana, that we subsequently suspended due to market conditions.

As of March 31, 2008, our network consisted of 14 destinations in Chile, 12 destinations in Peru, two destinations in Ecuador, ten destinations in Argentina, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America, we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Papeete (Tahiti) and Sydney. In addition, as of March 31, 2008, through our various code-share agreements, we offer service to 22 additional destinations in North America, 12 additional destinations in Europe, 23 additional destinations in Latin America and the Caribbean (including Mexico), and one destination in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
The Company(1)
ASKs (million)
International(2)	14,505.3	17,389.0	20,025.9	22,497.1	27,241.6
Domestic(2)	3,818.6	3,758.4	3,661.4	3,902.8	4,314.4
Total	18,323.9	21,147.4	23,687.3	26,400.0	31,556.1
RPKs (million)
International(2)	10,271.5	12,620.5	15,032.9	16,961.9	20,871.8
Domestic(2)	2,399.5	2,504.9	2,457.9	2,533.6	3,129.8
Total	12,671.0	15,125.3	17,490.8	19,495.5	24,001.2
Passengers (thousands)
International(2)	3,143.5	4,114.6	5,495.8	6,369.4	8,071.3
Domestic(2)	2,365.6	2,464.4	2,471.1	2,511.9	3,020.1
Total	5,509.1	6,578.9	7,966.9	8,881.3	11,091.3

	Year ended December 31,
	2003	2004	2005	2006	2007
Passenger yield (passenger revenues/RPKs, in US cents)
International(2)	US¢ 6.86	US¢ 7.29	US¢ 7.77	US¢ 8.73	US¢ 8.76
Domestic(2)	US¢ 8.90	US¢ 9.95	US¢ 11.89	US¢ 13.11	US¢ 11.74
Combined yield(3)	US¢ 7.25	US¢ 7.73	US¢ 8.35	US¢ 9.30	US¢ 9.15
Passenger load factor (%)
International(2)	70.8%	72.6%	75.1%	75.4%	76.6%
Domestic(2)	62.8%	66.6%	67.1%	64.9%	72.5%
Combined load factor(4)	69.1%	71.5%	73.8%	73.8%	76.1%

(1)	Information provided for the Company consolidates Lan Ecuador beginning April 2003, LanDominicana beginning June 2003 and ending in May 2004, and Lan Argentina beginning June 2005.

(2)	Our domestic operations in Chile are classified as “Domestic.” Our domestic operations in Peru and Argentina are classified as “International”.

(3)	Aggregate of international and domestic passenger yield.

(4)	Aggregate of international and domestic passenger load factor.

International Passenger Operations

As of March 31, 2008, we operated scheduled international services from Chile, Peru, Ecuador and Argentina through Lan Airlines, Lan Express, Lan Peru, Lan Ecuador and Lan Argentina. International passenger traffic has grown significantly in the past couple of years due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and expansion into new market and routes.

        Our international network combines our Chilean, Peruvian, Ecuadorian and Argentinean affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru and Ecuador with the creation of Lan Peru and Lan Ecuador in 1999 and 2003, respectively. In August 2006, we expanded our international operations through Lan Argentina, which until then had only been offering domestic flights. This strategy is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our four main hubs in Santiago, Lima, Guayaquil and Buenos Aires. We also provide regional services from Chile, Peru, Ecuador and Argentina. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub. The following table sets forth the destinations served from each of the aforementioned countries as of March 31, 2008:

Country of Origin	Destination	Number of Destinations
Chile	Argentina	10
	Bolivia	2
	Brazil	2
	Colombia	1
	Cuba	1
	Ecuador	2
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	Australia	1
Peru	Argentina	1
	Bolivia	2
	Chile	1
	Colombia	1
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3
Ecuador	Argentina	1
	Chile	1
	Peru	1
	United States	2
	Spain	1
Argentina	United States	1
	Brazil	1
	Chile	1
	Dominican Republic	1

We designed a new class called “Business Express” for our Airbus 320 Family Aircraft fleet in order to better respond to the needs of LAN’s business travelers flying on our regional Latin American network. We created the Business Express class by converting the first three rows in our short-haul Airbus fleet (which regularly have 18 seats) into a 12-seat area in order to provide passengers with additional comfort. We also provide pre-boarding and on-board services of a business class level. The new Business Express class was successfully tested on all regional routes flying through the Lima hub in 2007 and resulted in increased overall customer satisfaction. We plan to launch the new Business Express class on all regional routes during 2008. We expect to retrofit our Airbus fleet with convertible seats by the second half of 2008 so that such aircraft may be easily converted from an full economy flight used on domestic routes to a Business Express / economy flight flown on regional routes.

According to JAC data, Chilean international air passenger traffic increased 12% in 2007 as compared to 2006, to approximately 21,355 million RPKs. We had a 50.9% market share in 2007, based on RPKs, compared to 49.4% in 2006. Our international operations out of Chile can be divided into four main segments: to North America, to Europe, to the rest of Latin America, and to the Pacific. As of March 31, 2008, the other principal carriers that transport passengers between Chile and North America with direct flights included American Airlines, Delta Airlines, and Air Canada. Grupo TACA and COPA also participate in the Chile-North American markets with stopovers in their respective Central American hubs. Our main competitors on routes between Chile and Europe were Air France-KLM, Iberia and Swiss. On regional routes our main competitors were Aerolineas Argentinas, Aeromexico, Avianca, GOL, TACA and TAM. We were the only airline operating between Chile and the South Pacific.

Based on the information provided by the Peruvian DGAC, international traffic to and from Peru grew 22% between 2006 and 2007 to approximately 3.9 million passengers. We had a 36% international market share in 2007, based on passengers, compared to 32% in 2006. Our Peruvian international operations can be divided into two main segments: to North America and to the rest of Latin America. As of March 31, 2008, our main competitors on direct routes to North America included American Airlines, Continental Airlines, and Delta Airlines. Grupo TACA and COPA also participate in the Peru-North American markets with stopovers in their respective Central American hubs. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolineas Argentinas, Aeromexico, TACA Peru, Avianca and GOL.

The Ecuadorian international market increased 3.4% to approximately 2.5 million passengers between 2006 and 2007. According to travel agency statistics (MIDT), we had a 17.3% market share of the Ecuadorian international market in 2007 compared to 16.8% in 2006. Our Ecuadorian international operations can be divided into three main segments: to North America, to Europe and to the rest of Latin America. As of March 31, 2008, on direct routes to North America, our main competitors were American Airlines, Continental Airlines and Delta Airlines. Grupo TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Based on our internal estimates, the Argentinean international market increased 14% to approximately 7.3 million passengers between 2006 and 2007. Our estimated market share of the Argentinean international market was 17.9% in 2007 compared to 14.6% in 2006. Our Argentinean international operation consists of operations between Buenos Aires and Miami, the Dominican Republic, Sao Paulo and Santiago. As of March 31, 2008, on the Miami route, our main competitors were American Airlines and Aerolineas Argentinas, TAM, Grupo TACA and COPA also participate in the Argentina-North American markets with stopovers in their respective hubs. On the Sao Paulo route, our main competitors were TAM, GOL and Aerolineas Argentinas. On the Santiago route, our main competitors were GOL, Aerolineas Argentinas and Air Canada.

Lan Argentina began providing international services in August 2006 with three weekly flights between Miami and Buenos Aires. By October 2006, Lan Argentina was operating daily flights on the Miami-Buenos Aires route with a stopover in Punta Cana, Dominican Republic once a week. In January 2007, Lan Argentina launched the Buenos Aires to Sao Paulo route, on which we currently operate a daily flight. In order to service international long-haul operations, Lan Argentina added two Boeing B767-300 passenger aircraft to its fleet during the second half of 2006.

Business Model for Domestic Operations

In 2007 we initiated an important project to redesign our domestic business operations with the goal of increasing efficiency and improving the margins of LAN’s short-haul operations, specifically with respect to our domestic operations in Chile, Argentina and Peru. The new business model was first tested in the last quarter of 2006. A key element of this project has been to significantly increase the utilization of our narrowbody fleet, which we have been achieving through modified itineraries including more point-to-point and overnight flights. We removed Boeing 737-200 aircraft from our fleet in favor of the new more efficient Airbus 320-Family Aircraft. The Airbus 320-Family Aircraft fleet utilization increased to over 10 block hours per day in 2007, and we target a utilization of approximately 12 block hours per day per aircraft by the end of 2008. The transition to a newer fleet allows for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

Other key elements of our new business model are the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turn around time, and increased self-check-in service through web check-in and kiosks at airports. These initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a significant reduction in overhead costs. We have begun to pass on these operating efficiencies to consumers through significant fare reductions, which we expect will have a strong impact on stimulating new demand.

In 2007, we implemented all aspects of this new business model in the Chilean and Peruvian domestic markets. We launched our new short-haul business model on all domestic routes in Chile during April 2007, with a marketing campaign which began in March 2007. We launched the new model in all domestic Peruvian routes in January 2007. Implementation of certain aspects of this new model is also in progress in the Argentinean domestic market.

We plan to continue with the implementation of this business model in 2008 as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategy aimed at stimulating demand. Efficiency and productivity improvements are especially important in light of current fuel prices.

Operations within Chile

Through the companies Lan Airlines and Lan Express we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of March 31, 2008, we flew to 14 destinations within Chile (not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. Lan Airlines and Lan Express have integrated passenger operations, including through operation under the same two-letter “designator reservation code”, and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

As of March 31, 2008, we operated a fleet of 14 Airbus A320 Family Aircraft and 4 Boeing 737-200 aircraft in the Chilean domestic market, and we plan to increase the number of Airbus A320 Family Aircraft to a total of 15 to 16 in 2008. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Boeing 737-200s, which were completely phased-out as of May 2008. The new business model was launched nationwide within Chile in April 2007. As a result, demand and capacity expanded significantly by 24.7% and 11.5% respectively, leading to an increase in load factor of 7.7 percentage points, which averaged 73% in 2007. We stimulated demand by decreasing fares an average of 12%, with some fare classes discounted by up to 35%. We reduced sales costs by increasing direct sales (with 45% of our 2007 sales done through the Internet), and by reducing agency commissions from 6% to 1% in February 2007. We also increased fleet utilization, crew productivity and the leg average through schedule changes. Additionally, we simplified our processes, which helped to increase the self check-in rate from 40% to almost 70%, and modified the on-board snack offered. Finally, we utilized the greater efficiency of the Airbus aircraft to reach operational efficiencies such as reducing the turn-around time and lowering fuel consumption. As of March 2008, we operated close to 90% of our ASKs with our Airbus 320 Family Aircraft fleet

According to JAC data, the Chilean domestic market as a whole transported approximately 4.0 million passengers in 2007. Our domestic market share in Chile was 74% for 2006 and 2007. Our main competitors in the domestic market are Sky Airlines with a 17% market share in 2007 and Aircomet Chile (formerly known as Aerolineas del Sur) with a 9% market share in 2007. Sky Airlines currently operates a fleet of Boeing 737-200s and flies to 13 destinations. Aircomet Chile, which entered the market in December 2004, is affiliated with Air Comet and Aerolineas Argentinas, and operates flights to eight destinations with a fleet of Boeing 737-200 aircraft.

There are currently no foreign airlines participating in the Chilean domestic market. Chile permits foreign airlines to operate in Chile if the airline’s home country gives similar treatment to Chilean airlines. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Operations within Peru

Through Lan Peru we are the leading passenger airline in the domestic Peruvian market. We have operated domestic flights in Peru since the creation of Lan Peru in 1999. In 2004, in response to changes in the competitive structure of the domestic market, including the cessation of operations of Aerocontinente, we expanded our operations considerably and thereby expanded our presence in the Peruvian market. Specifically, we added service to four new destinations and incorporated five Airbus A320 aircraft to our domestic operations. Our strategy is based on delivering high quality service in Peru and providing intensive and convenient service to Peru’s main destinations while gradually expanding into new markets. We added an eighth Airbus A320 to the fleet in July 2006. We replaced the entire Airbus A320 fleet with an Airbus A319 fleet during the last quarter of 2006. The smaller Airbus A319 aircraft, which numbered 10 in 2007, are more appropriate for our Peruvian operations and have allowed Lan Peru to achieve significant efficiencies.

According to the Corporación Peruana de Aeropuertos y Aviación Comercial S.A., or CORPAC, data, our domestic market share in Peru was 65% for 2005, 67% for 2006 and 68% for 2007. According to the Company’s internal statistics, Lan Peru achieved a 72% domestic market share in March 2008. In 2007, we flew to the following 12 destinations in Peru: Lima, Cusco, Arequipa, Juliaca, Puerto Maldonado, Tacna, Trujillo, Chiclayo, Piura, Tarapoto, Iquitos and Pucallpa. A total of 2,272,697 passengers traveled on Lan Peru’s domestic Peruvian routes in 2007, which represented an increase of 32% compared to 2006. In March 2008, approximately 25% of Lan Peru’s sales were made through LAN.com, and approximately 70% of the passengers used the self-check option by checking in online or by using the self-check kiosks located at airports.

Our main competitors in the Peruvian market during 2006 were Star Peru, AeroCondor, TACA Peru and Wayra Peru. In February 2006 one of our competitors, TANS, ceased operations. In November 2006, Wayra Peru, which had entered the market in March 2006, also ceased its operations. During 2007, our main competitors were Star Peru, AeroCondor and TACA Peru.

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

From June to November 2006, Lan Argentina replaced all its Boeing B737-200 fleet, which consisted of five aircraft, with four Airbus A320 aircraft. We use these aircraft in both domestic and regional operations. The replacement of these aircraft enabled Lan Argentina to increase the scope, size and efficiency of its operations. In March 2007, we incorporated a fifth Airbus A320 to its fleet, and in March 2008, a sixth one.

In the domestic Argentine market, Lan Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In August 2006, by presidential decree, both the floor and ceiling of the regulated price range were increased by 20%. The decree delegated to the Transportation Secretary the authority to change prices, which up to then could only be done by presidential decree, and liberalized foreign ownership of Argentinean airlines, previously capped at 49%. In April 2008, a new presidential decree increased both the floor and ceiling of the regulated price range by 18%. In May 2008, a presidential decree further lifted the floor and the ceiling of the domestic price range by an additional 18%. Together, these two increases resulted in a rise of almost 40% in domestic fares.

Our domestic market share in Argentina, based on our internal estimates for the October-December 2007 period amounted to 18%. Our competitors in the Argentinean market during 2007 were Aerolineas Argentinas and its affiliate Austral. Together, these two companies held substantially all of the remaining share of the domestic Argentine market.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of March 2008:

•

oneworld®. In June 2000, Lan Airlines and Lan Peru were officially incorporated into the oneworld® alliance, a global marketing alliance consisting at that time of American Airlines, British Airways, AerLingus, Cathay Pacific Airlines, Qantas, Iberia and Finnair, which, among other benefits, offers improved service to frequent flyer customers. In April 2007, JAL from Japan, Royal Jordanian from Jordan and Malev from Hungary, together with Lan Ecuador and Lan Argentina, joined the alliance, while AerLingus withdrew from the alliance. Together, these airlines are able to offer customers travel advantages, such as approximately 700 worldwide destinations, schedule flexibility and reciprocal frequent flyer program benefits. Additionally, oneworld® is the first alliance to deploy full interline e-ticketing between its partners.

•

American Airlines. Since 1997, Lan Airlines has had an agreement with American Airlines which enables Lan Airlines and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on Lan Airlines flights and vice-versa. The Department of Transportation, or DOT, granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see “—Regulation—U.S. Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances” below. Through this alliance, we currently offer service to 18 additional destinations in the United States and Canada. In 2005, the DOT granted antitrust immunity to a similar agreement between Lan Peru and American Airlines. This antitrust immunity allows enhanced coordination between Lan Peru and American Airlines, and both companies established in 2007 code-share operations between Peru and the U.S. with additional destinations in both countries.

•

Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and 14 non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2007 Lan Ecuador and Lan Peru set up code share agreements with Iberia for routes between Ecuador and Peru respectively, and Spain as well as eight other European destinations for each.

•

Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of March, 2008, this code-share agreement included daily flights operated by Lan Airlines.

•

British Airways. In August 2000, Lan Airlines initiated a code-share agreement with British Airways on Lan Airlines flights between Buenos Aires and Santiago to provide service for British Airways passengers traveling from London to Santiago through a connection in Buenos Aires (which was later changed in 2007 to a connection in Sao Paulo). In May 2001, we expanded this code-share agreement to include British Airways’ flights between Madrid and London.

•

Aeromexico. In 2004, we expanded our previous alliance with Aeromexico. The new agreement includes all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 13 domestic destinations in Mexico. Additionally, it provides our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards.

•

TAM: In 2007, Lan Airlines and Lan Peru, established regional code-share agreements with TAM Linhas Aereas. Through this agreement, LAN offers nine additional destinations in Brazil. LAN also code shares with Transportes Aereos del Mercosur S.A. (“TAM Mercosur”) with respect to flights from Santiago to Asunción, Paraguay that are operated by TAM Mercosur. These arrangements will provide our passengers with reciprocal accrual and redemption of frequent flyer program rewards. Lan Argentina is currently finalizing the approval process with the Argentine authorities for this regional code-share agreement with TAM.

•

Other alliances and partnerships: Since 2005, we have had a code-share agreement with Korean Air. Under this agreement we place our code on Korean Air flights between Los Angeles and Seoul, while Korean Air places its code on our flights from Los Angeles to Santiago. In 2004, LAN and Mexicana signed a frequent flyer program that allows for reciprocal accrual and allowance of frequent flyer benefits. Since 1999, Lan Airlines has been in an alliance with Alaska Airlines Inc. which permits us to provide customers with service between Chile and three destinations in the west coast of the U.S. and Canada. Reciprocal accrual and redemption of frequent flyer program rewards is also available for LAN customers flying on Alaska Airlines flights and vice versa.

Passenger Marketing and Sales

Even though we market our services under the common “LAN” brand, we differentiate our marketing strategies between our long-haul and short-haul services.

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Madrid and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. As such, in 2006 we launched a US$80 million retrofit program for all of our Boeing B767-300 passenger aircraft, which merges our Business and First Classes into a Premium Business Class featuring full-flat seats, new entertainment units for both Premium Business and Economy cabins, together with a new on-board service. In 2006, LAN received the Business Traveler award for “Best Business Class in Latin America,” confirming the positioning achieved by the Company. Our aim is to give our long-haul passengers a sense of a “shorter” and more pleasant flight. For our Business passengers, our cabin features and on-board service aimed at providing the passenger with more time to rest, and for our Economy Class passengers, our upgraded entertainment units aim to make the flight a more enjoyable one. The retrofit program for the new configuration should be completed by August 2008. In the second half of 2008, we will start to retrofit our Airbus A340-300 fleet, merging the Business and First Classes cabins into a Premium Business Class.

We have redesigned our short-haul operations in order to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations. As such, these routes now feature modern planes, most with all-leather seats, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, Internet check-in and airport self-check-in. We expect to complete the phase-out of our Boeing B737-200 fleet by May 2008.

We are constantly focused on delivering the services and flight items valued by customers in order to maintain high levels of customer satisfaction and we continuously monitor our customers’ preferences through surveys and perception studies. As a result, we created a new Business Express class on some regional routes in response to comments made by our business travelers.

As mentioned above, we implemented a “new way to travel” initiative in the domestic Chilean and Peruvian market that seeks to make air travel accessible to more people through discounts and the lowest fares supported by the efficiency of operations.

Branding

In March 2004, we launched our new “LAN” brand under which we started to operate all of our passenger service that we previously operated under the local brands such as “Lan Chile”, “Lan Peru” and “Lan Ecuador.” We developed our new brand and corporate image after an extensive process supported by a leading global branding agency. Our corporate image is based on two core concepts: reliability and warmth. We expect that using a single, common brand will enable our customers to better understand the common service and operating standards that exist between our airlines. Additionally, we believe that our new image will improve the visibility of our brand, enhance flexibility, and increase the efficiency of our marketing efforts.

This marketing program involved changing our corporate image, including our logo and aircraft livery. As a result, all of our marketing efforts are now done using audiovisual elements based on the LAN brand. During 2005 and 2006, we focused on advancing the transition to our new brand. This included the gradual repainting of our fleet, which was completed in the second quarter of 2006. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by the decision of Airline Business magazine to recognize us in 2004 with its “Airline Strategy Award, Marketing.”

Even though we now offer different products for our long-haul and short-haul operations, both products are marketed under the same brand, as the corporate values behind the umbrella brand encompasses attributes applicable to both operations. This decision will result in significant savings as we only have to promote one brand, thereby increasing the efficiency of our marketing efforts.

Distribution Channels

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales and accounted for approximately 73% of passengers during 2007. We paid these travel agents standard commissions ranging from 0% to 9% depending on the market. Consistent with our efforts to reduce commission costs and in line with current market practices, in recent years we have reduced standard commissions in several markets. In Chile, as of February 2007, we reduced the standard commission from 6% to 1% for Economy Class passengers, maintaining the 6% commissions for First and Business Class passengers. However, we are now charging a fee to customers for sales done through our own ticket offices or call centers in Chile, leaving the Internet as the only free-of-charge distribution channel. We are in the process of reducing commissions to agents in Peru, Argentina and Ecuador.

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

Direct channels refer to sales by our own ticket offices, call-centers and website. In 2007, direct bookings accounted for approximately 27% of all of our passengers.

We have an extensive sales and marketing network in over 30 countries consisting of more than 100 domestic and international points of sale owned by us and of approximately 20 general sales agents.

Our call-centers support the growth of our operations by combining a remote sales channel with personalized service. During 2007, we continued on the consolidation of our main call-center located in Santiago. Today, it handles calls originated in Chile as well as those in foreign markets such as the United States, Uruguay, Brazil, Ecuador, Europe and Mexico. As of 2007, we have two additional call-centers located in Argentina and Peru. These call-centers are complemented by approximately 200 home-based agents and by third-party service providers that include approximately 150 additional agents. We have continuously upgraded our systems by incorporating technological advances to enhance efficiency and customer service.

Our website is an integral part of our commercial, marketing and service efforts. In March 2004, we replaced the different country-specific sites (such as lanchile.cl or lanperu.com.pe) with a unified one, www.lan.com, to better reflect the launch of our new corporate image. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, rising 118% in 2007 compared to 2006, and amounting to US$225.6 million in 2007. We are continuously improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communication. We send weekly promotional e-mails to more than 1.1 million subscribers, and members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website.

During 2007 we continued promoting our Internet-based check-in service for domestic flights, allowing passengers who are not checking in bags to obtain their boarding passes from their home or office, thus avoiding traditional airport counter procedures. In 2006, in order to complement the Internet-based check-in service, we introduced the airport self-check kiosks, which allow the passengers who are not checking bags to bypass the check-in counter going directly to the gate. Currently, we have self-check kiosks in seven cities in Chile and three cities in Peru. As of March 2008, the kiosk and Internet check-in utilization rate had increased to 49% for domestic routes in Chile.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their penetration. E-tickets are a key element of our sales efforts through the Internet and our call centers and they also produce important simplifications in our back-office, enabling us to significantly reduce distribution costs. E-tickets, which accounted for approximately 98% of tickets sold during 2007, are currently available on all of LAN’s routes. Since 2003, we have advanced in implementing interline e-tickets and, in line with this effort, in mid-2005 we completed the implementation of this feature with all of our oneworld® partners. We continue developing interline e-ticket agreements with most of our interline partners.

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

During 2007, we deployed two regional campaigns. The main campaign was to introduce our new Premium Business Class on our Boeing 767-300 fleet, highlighting the level of comfort of flying on a full flat bed during a long haul trip. The other campaign was about LAN’s network and its extended coverage of South America. Campaigns used local television and print in Argentina, Chile, Ecuador and Peru, as well as in regional media.

On a country-specific level, the launch of the new model for domestic operations in Chile in April 2007 was supported by intense marketing efforts involving television, radio and print. The principal focus of this campaign was offering passengers better fares in order to stimulate demand and enable more people to fly.

In Peru and Argentina, we launched campaigns to enhance awareness of attributes such as reliability and differentiating technological advances such as web check-in. Additionally, specific advertisement campaigns were implemented to stimulate Internet sales, web-based check-in and service redemption, and low-season travel.

LAN has built a comprehensive database that includes valuable information such as flying preferences, demographic and other relevant customer information, which is used for passenger revenue management (including targeted promotions to different customer segments), thereby reducing dilution and maximizing response rates. This type of information is also a source for customer metrics and monitoring and provides significant management information.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. LANPASS’s objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. Worldwide, LANPASS has approximately 2.8 million members.

Customers earn kilometers in their LANPASS accounts based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets or upgrades. Under our current frequent flyer program, our passengers are grouped into one standard level and three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in.

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

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase the penetration of the program outside Chile. In 2007, membership in LANPASS grew 31% in Peru, 27% in Ecuador and 56% in Argentina.

Cargo Operations

General

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
The Company
RTKs (millions)
International	1,876.6	2,226.5	2,359.4	2,548.0	2,673.6
Domestic	35.2	32.9	32.8	31.2	28.8
Total	1,911.9	2,259.4	2,392.3	2,579.2	2,702.3
Weight of cargo carried (millions of tons)
International	397.4	481.3	504.2	540.0	581.5
Domestic	26.8	25.1	24.8	24.1	23.0
Total	424.2	506.3	529.0	564.1	604.5
Total cargo yield (cargo revenues/RTKs, in US cents)	US¢ 31.49	US¢ 35.39	US¢ 38.06	US¢ 41.59	US¢ 42.72
Total cargo load factor (%)	67.1%	74.3%	74.4%	75.9%	74.4%

Our cargo business generated revenues of US$910.5 million in 2005, US$1,072.7 million in 2006 and US$1,154.3 million in 2007. This represented 36.3%, 35.4% and 32,7% of our operating revenues, respectively. Cargo revenues grew 26.8% between 2005 and 2007 primarily due to the addition of new routes and improvement in yield. Our international cargo routes to, from and within Latin America accounted for around 97.0% of total cargo revenues for 2005, 2006 and 2007.

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of 74 destinations (58 operated by passenger and/or freighter aircraft and approximately 16 operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico, and Absa in Brazil. We are in the process of establishing a new cargo subsidiary in Colombia, and we expect to complete the process and begin operations within the next 12 months. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

We transport cargo in four ways: (i) in the bellies of our passenger aircraft, (ii) in our own dedicated freighter fleet, (iii) in belly space that we purchase from other airlines and, (iv) in aircraft that we charter or lease pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance), which are also known as “wet-leases,” in which the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance, pursuant to short- and medium-term contracts.

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

We operate to three gateways in Europe: Madrid, which we serve via passenger aircraft (using our flights from Santiago, Lima and Guayaquil), Frankfurt (through both passenger flights and freighter operations since October 2002, when we signed our partnership with Lufthansa Cargo (for more information on this agreement see “—Cargo Agreements” below)), and Amsterdam (through freighter operations since October 2005).

In Latin America, the principal origins of our cargo are Chile, Ecuador, Peru, Argentina and Brazil, which represent a large part of our northbound traffic. And for our southbound flights, Brazil is the main import market.

Our international cargo traffic increased 42.5% between 2003 and 2007, from 1,876.6 million cargo revenue ton kilometers in 2003 to 2,673.6 million cargo revenue ton kilometers in 2007. International cargo traffic increased 6.0% in 2005, 8.0% in 2006 and 5% in 2007, and accounted for around 97.0% of our total cargo revenues during 2005, 2006 and 2007.

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

In general terms, cargo flows are unidirectional. This characteristic is a key determinant of the structure of cargo operations as well as of the commercial conditions in the cargo business. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. Furthermore, demand weakness in one direction may limit the capacity that is profitable to allocate to some routes, therefore creating pressure on fares in order to compensate for weaker revenues in one particular direction. The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. From 2002 to 2003, our international operations were characterized by very strong export traffic out of Latin America, but gradual increases in import demand, as well as the deceleration of export growth, led to more balanced cargo flows during 2004. Further extension of this trend led to excess demand on southbound routes since 2005.

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. As such, during 2003 we allocated additional capacity to northbound routes and adjusted fares on northbound routes in response to excess demand. During 2004 we gradually adjusted our operations to leverage a more balanced demand environment by performing an increased number of direct roundtrips between key export and import markets. However, weakness in exports since 2005 has driven us to support the northbound segment of certain routes with stop-overs in additional export markets, to reduce northbound fares to stimulate demand and to raise southbound fares.

Despite some initial challenges, during 2007 we continued a series of measures and projects that led to improved margins. Among other things, we consolidated our new fleet model, reducing wetlease utilization in favor of a more efficient owned fleet. We reduced wetlease capacity as a percentage of total cargo capacity from 13% in 2006 to 10% in 2007. We also emphasized the most profitable routes in expanding our network. We carried out significant improvements in our information system as part of our constant search to enhance customer service. Among other initiatives, we integrated our system with those of our major customers, and we also developed a new and improved web-based e-tracking tool. Those innovative initiatives help to differentiate the product we offer to our clients and reinforce our commitment to maintain leadership and world-class service standards.

During the last five years, we also improved our competitive position as key operators reduced their operations, and competitors such as UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but despite this increase in competition, we have been able to maintain solid market shares in large part because of the efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Cielos del Perú S.A., Transportes Aereos Mercantiles Panamericanos S.A., or TAMPA (which was recently acquired by Avianca), Arrow, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France-KLM.

Cargo Agreements

Since 2002, Lan Cargo and Lufthansa Cargo have had a block space agreement between Europe and Latin America. As part of this agreement, Lan Cargo allocates space to Lufthansa Cargo on its flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to Lan Cargo on its flights between Europe and Brazil and Argentina.

We also have agreements with Asian carriers such as Korean Airlines, JAL, China Airlines, Air China and Cathay Pacific through which Lan Cargo receives space allocations from these airlines to move our cargo from Seoul, Tokyo, Taipei, Shanghai and Hong Kong to Los Angeles and Miami connecting with our network. In exchange, Lan Cargo provides them with space from these same two hubs in the United States to all Latin American destinations and also feeds them with westbound cargo.

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

Cargo-Related Investigations

In February 2006 the European Commission, in conjunction with the Department of Justice of the United States, initiated a global investigation of a large number of international cargo airlines – among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. Notwithstanding the above, in the fourth quarter of 2007, LAN recorded a US$25.0 million reserve in Other Non-Operating Expenses in relation with the European investigation.

The investigation by the U.S. Department of Justice prompted the filing of numerous civil class actions against many airlines, including Lan Cargo and Lan Airlines, in Canada and the United States. A total of 54 civil actions naming numerous carriers were filed in the United States. These cases have since been consolidated in the United States District Court, Eastern District of New York. The original complaint was subsequently amended to include additional airlines, including Absa. Four civil actions have been filed in Canada that include Lan Cargo as a defendant. It is not possible at this time to anticipate with any precision the outcome of these proceedings.

On April 5, 2008, Brazilian authorities notified Absa of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica against several cargo airlines and airline officers, among them Absa, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy process. This investigation and the related proceedings do not imply that Absa has been charged with or has engaged in any prohibited activity.

The New Zealand Commerce Commission has also initiated an investigation into potential anti-competitive activities in the international air cargo markets and has requested information and documentation from LAN, which LAN has already submitted. It is not possible at this time to anticipate with any precision the outcome of the investigation, though it is noted that LAN has relatively limited cargo operations to and from New Zealand.

On April 26, 2006, a proceeding was filed against Lan Airlines and Lan Cargo before the Chilean Antitrust Court relative to the alleged abusive exercise of their dominant position in the air cargo business to and from Punta Arenas, Chile, and in the customs storage business in that city, where Lan Airlines participates through its subsidiary Fast Air Almacenes de Carga S.A. Each of Lan Airlines and Lan Cargo paid a fine of 2,000 Unidades Tributarias Mensuales (equal to US$138,000 according to the observed exchange rate as of December 31, 2007).

Fleet

General

As of March 31, 2008, we operated a fleet of 78 jet aircraft, comprised of 69 passenger aircraft and 9 cargo aircraft, as set forth in the following chart.

	Number of aircraft in operation(1)			Average term of lease
	Total	Owner	Operating lease	remaining (years)	Average age (years)
Passenger aircraft
Boeing 737-200(1)	6	1	5	<1.0	27.6
Airbus A318-100	7	7	0		<1.0
Airbus A319-100	15	10	5	8.22	2.5
Airbus A320-200	17	6	11	3.9	5.9
Boeing 767-300 ER	22	10	12	1.9	8.9
Airbus A340-300	5	0	5	5.0	7.8
Total passenger aircraft	72	34	38	3.6	8.2

Cargo aircraft
Boeing 767-300 Freighter	9	8	1	5.7	5.8
Total cargo aircraft	9	8	1	5.7	5.8

Total fleet(2)	81	42	39	3.6	7.9

(1)	As of March 31, 2008, three Boeing B737-200 passenger aircraft were not considered part of the operating fleet because they were in the process of being returned to their respective leasing companies.

(2)	Does not include one Boeing 767-200 passenger aircraft leased to Aeromexico, one Boeing 737-200 passenger aircraft leased to Pluna, and two Boeing 737-200 passenger aircraft leased to Sky Airline.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2005	2006	2007
	(measured in hours)
Passenger aircraft
Airbus A340-300	16.0	15.8	14.7
Boeing 767-300 ER	14.8	14.1	14.2
Airbus A320 Family Aircraft	9.4	9.6	10.6
Boeing 737-200	6.1	5.6	4.4
Cargo aircraft
Boeing 737-200C	3.4	3.9	3.4
Boeing 767-300 Freighter	16.7	16.6	16.5

We operate different aircraft types as we perform various different missions ranging from short-haul domestic trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights we operate Airbus A320-Family Aircraft and Boeing 737-200 aircraft. In the first half of 2008 we will finish phasing out the B737-200 aircraft and will have a fleet composed entirely of Airbus A320 Family Aircraft.

The A320-Family Aircraft which we currently operate have been acquired pursuant to a purchase agreement with Airbus in 1999 and subsequently amended in 2005 and 2008, and also incorporated pursuant to operating leases. As a consequence of the amended purchase agreement, as of March 31, 2008 we had outstanding orders for eight Airbus A318, five Airbus A319 and two Airbus A320 aircraft for delivery between the remainder of 2008 and 2009. Additionally, we exercised options for 15 additional short-haul aircraft for delivery in 2010 and 2011. As a consequence of having exercised these options, we plan to receive 30 aircraft between the remainder of 2008 and 2011 (eight A318, 11 A319, and 11 A320 aircraft). Our purchase contracts with Airbus provide for some flexibility with regard to future changes in aircraft types and delivery dates. For more information, see “Additional Information—Material Contracts” under Item 10. We believe that our fleet of A320-Family Aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. We believe that these aircraft’s size and range provide an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The aircraft that we currently operate have been incorporated into our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. Between 2004 and 2006 we placed additional orders for 18 Boeing 767-300 passenger and Freighter aircraft for delivery between 2005 and 2009. The first two aircraft, both freighters, were delivered during the second half of 2005. In 2006 and 2007, we received seven passenger aircraft featuring a new upgraded two-class configuration, and one additional dedicated freighter. Eight Boeing 767-300 passenger aircraft are currently scheduled for delivery between 2008 and 2009. Our contract with Boeing provides for certain flexibility with respect to the aircraft types to be received.

We operate five Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration, these aircraft are well-suited to perform trans-Atlantic and trans-Pacific missions out of Santiago.

From time to time, we also purchase used aircraft for economic reasons. Because of the attractiveness of the purchase price compared to the cost of continuing to lease the aircraft, we acquired one DC-8 in 2003 that was previously leased to LAN. The latter was sold in 2004. In 2003, we converted one of our Boeing 737-200 passenger aircraft into a freighter to serve domestic routes, this aircraft ended services in February 2008.

Historically, we have also utilized between one and six cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increase access to certain cargo destinations resulting from increased capacity and access to destinations outside the Lan Cargo network. As of March 31, 2008, we were utilizing two Boeing 747 freighter under ACMI leases. Our current ACMI contracts are structured for periods of less than 12 months.

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

Between 2004 and 2006, LAN ordered 15 Boeing 767-300 passenger aircraft and Freighters for delivery between 2005 and 2008. In 2004 the Company structured a new syndicated facility for US$260 million to finance the entire cost of the two Boeing 767-300 Freighters delivered in 2005 and the first Boeing 767-300 passenger aircraft delivered in 2006. In 2005, LAN finalized the syndicated facility to fund the purchase of four Boeing 767-300 passenger and Freighter aircraft for delivery in 2006. Between 2005 and 2006, LAN also finalized two additional syndicated facilities to fund the purchase of the remaining eight Boeing 767-300 passenger aircraft. Three of these aircraft were delivered in 2007, and five are scheduled for delivery in 2008. Each loan with respect to the three aircraft delivered in 2007 is guaranteed by the Ex-Im Bank with a 12-year profile for the financing of 85% of the aircraft value. The loans with respect to the remaining five aircraft scheduled for delivery in 2008 are also guaranteed by the Ex-Im Bank with the same 12-year profile and the same level of financing.

In 2006, LAN structured a pre-delivery payments facility for three of the aircraft discussed above with deliveries in 2007 and 2008. As of March 31, 2008, LAN had drawn US$91.7 million from this facility. We expect to complete payment of the facility in 2008.

In 2006, LAN also ordered three additional Boeing 767-300 passenger aircraft for delivery in 2009. We plan to finance these aircraft partially by an intended new Ex-Im Bank guaranteed facility and partially with funds generated from operations.

In April 2007, we entered into two lease agreements with GE Commercial Aviation Services for the lease of two B777-200LR Freighters, for delivery in 2009. In October 2007, we signed a purchase agreement with the Boeing Company for two additional B777-200LR Freighters to be delivered in 2011 and 2012.

The Company decided in the second half of 2007 to acquire 32 new Boeing 787 Dreamliner aircraft with delivery initially scheduled between 2011 and 2016. The Company entered into a purchase agreement with the Boeing Company for 26 of these aircraft, while the Company entered into leasing agreements with the International Lease Finance Corporation for the remaining six aircraft.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financing). This umbrella facility provided for guarantees from the English, French and German export credit agencies. Our repayment profile for each aircraft financed under the facility was for a period of up to 18 years. Under this financing package we incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. Even though this facility covered the aircraft scheduled to be delivered under our 1998/9 Airbus purchase agreements through December 31, 2006, we decided to fund the 2006 deliveries with a new facility negotiated in 2006.

This new facility financed the acquisition of eight Airbus A319 delivered in 2006, five A318 and two A320 delivered in 2007, two A318 delivered in the first quarter of 2008, and will finance the acquisition of 15 Airbus A320-Family Aircraft between 2008 and 2009. This new US$920 million facility is similar to the previous one as we drew separate loans in connection with the specific financing requirements of each Airbus aircraft. This facility is based on support guarantees from the European export credit agencies. Under this financing package we may incorporate into our fleet Airbus aircraft through operating leases, financial leases and tax leases. The facility covers 85% of the purchase price of each aircraft plus the associated export credit agencies premium. The remaining 15% will be funded directly by us.

We intend to finance the 15 A320-Family Aircraft options in part through a facility similar to the facility described above, and partially with funds generated from operations.

On June 12, 2005, we made the final payment with respect to a Boeing 767-200 aircraft we held under a capital lease. We subleased this aircraft to a third party at market rate and recently extended this sublease until June 2010.

As of March 31, 2008, we held 39 aircraft under operating leases. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2007, aggregate future minimum lease payments required under our aircraft operating leases were US$1,406.0 million. Our operating leases have terms ranging from three months to 12 years from the date of delivery of the aircraft. For more information, see Note 18 to our audited consolidated financial statements.

For more information on our expected future capital expenditures in connection with aircraft purchases see “Capital Expenditures” under Item 5.

Maintenance and Safety

Maintenance

Our heavy maintenance, line maintenance and component shop are equipped to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

Our maintenance base at the Arturo Merino Benítez International Airport in Santiago, Chile is among the most extensive in Latin America and has been certified as an IOSA standard and FAA approved repair station. Our hangars and support shops at our Santiago repair station can service the Boeing 767, Airbus 340 and Airbus 320 Family Aircraft fleet.

In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment.

Our engineering and maintenance division is subjected to multiple recurrent external audits from aviation authorities such as the Chilean DGAC, the FAA, the Argentine DNA, and the Brazilian National Civil Aviation Agency. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications.

We also rely on third parties for certain maintenance of our aircraft and engines. Lufthansa Technik provides our Airbus A320-Family Aircraft and A340 component support on a power-by-the-hour basis under a long-term contract, which runs until 2013. International Aero Engines provides the A320 engine support on a power-by-the-hour contract, which runs for 12 years once each engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which runs until 2013. The maintenance of most of our Boeing 767 engines is provided by General Electric. Substantially all of our other engine maintenance is also provided by third parties. Our Boeing 767-components are maintained by Air France-KLM under a 10-year total component support contract.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LAN Technical Training S.A.

Operational Safety and Safety Organization

We place a high priority on providing safe and reliable air service, as it is considered a fundamental asset to LAN and one of the basic pillars for the development of our company. We have uniform safety standards and safety-related training programs that cover all of our operations. LAN has implemented a Safety and Quality Management System throughout the operational areas of the Company which is certified by Chile’s DGAC. The system provides clear definitions of the functions and responsibilities regarding Operational Safety, from the top to the bottom of the airline. It enforces the commitment and knowledge from everyone in the Company with all actions that could affect safety.

The Operational Safety Director is responsible for the Operational Safety Oversight and the implementation of a Safety Management System, or SMS, within LAN. The Operational Safety Director supervises a staff of approximately 21 safety specialists of different backgrounds, including, pilots, aeronautical engineers, aircraft maintenance engineers, a psychologist, and dangerous goods and ground handling safety specialists.

Our corporate operational safety organization consists of five main areas:

1.	Flight Safety Management: The Flight Safety Area oversees and audits our operational safety measures, investigates major incidents and programs and controls the LOSA and FOQA Programs (as defined below). The Flight Safety Area also oversees and audits safety measures related to ground handling and cargo areas and investigates related incidents.

2.	Maintenance Safety Management: The Maintenance Safety Area oversees and audits our maintenance safety measures and investigates maintenance-related incidents.

3.	Flight Data Monitoring Management: The Flight Data Monitoring Area is responsible for the maintenance and administration of the recorded flight data and safety-related databases and softwares.

4.	Corporate Quality Management: The Corporate Quality Management Area is responsible for the administration of Internal Evaluation Programme conducting organization-wide audits in all operational areas.

5.	Emergency Response Management: The Emergency Response Management Area is responsible for the administration of the Emergency Response Plan. It has been developed for the effective management of accident and serious incidents with the purpose of mitigating any impact on operations.

The main safety programs elements and procedures include:

•

Flight Operations Quality Assurance (FOQA). Since the end of 2002, LAN has been implementing a Flight Data Monitoring program using mainly two different analysis programs. The Flight Data Monitoring program is fully developed for the A320 Family Aircraft, A340 and B767 fleets. The statistical information obtained has produced standard operational procedures changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

•

Mandatory Occurrence and Mandatory Reports. Our operations policy manuals define the incidents that require a mandatory report. On a voluntary basis, personnel can provide confidential reports to the Flight Safety Area in hard copy or electronic form.

•

Safety Information Management. All safety information regarding all occurrences is entered into dedicated software, where they are analyzed according to their potential risk. Important incidents are investigated thoroughly. The relevant areas related to each particular incident implement corrective actions with the assistance of the corporate operational safety directory.

•

Line Operation Safety Audit (LOSA). LOSA is a program designed to survey and analyzes the safety components or our equipment and operations. LOSA observations have been conducted on the A-340, A-320 and B767 fleets. In 2007, a second LOSA observation has been applied to the A-340 Fleet, which has given important information of the effectiveness of the corrective actions recommended by the first observation conducted in 2004.

•

Quality Assurance and IOSA Certification Programs. Our flight and maintenance safety areas have a quality assurance system and are currently certified ISO 9001-2000. Our safety management system is based on the ISO 9001-2000 standards. We also periodically evaluate the skills, experience and safety records of our flight crews in order to maintain strict control over the quality of our flight crews. All of our aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. LAN Airlines, and passenger subsidiaries are IOSA (IATA Operational Safety Audit) registered. Currently, cargo subsidiaries IOSA audits are ongoing.

We also have an operational safety committee, composed of senior executives and key operational managers, responsible for the initiation of safety-related actions.

All of our B767, A320 and A340 fleets are equipped with an enhanced ground proximity warning system, a traffic collision avoidance system, a wind shear detection system and reduced vertical separation minimum capabilities.

Since 1991, we have had no accidents involving major injury to passengers, crew or aircraft.

Fuel Supplies

The availability and cost of jet fuel have a significant impact on our results of operations. Fuel costs represented 27.2%, 28.0% and 29.9% of our operating expenses in 2005, 2006 and 2007, respectively. In 2007, we purchased a substantial portion of the fuel for our domestic flights in Chile and a portion of the fuel for our international flights through four-year renewable contracts with Air BP, COPEC and Exxon Mobil Aviation and through a one-year renewable contract with Repsol YPF. We also purchase a portion of the fuel for our international flights through fuel contracts with well-known international fuel suppliers located at the destinations of those flights. In Peru, we purchase our fuel mainly from Repsol YPF, Exxon Mobil and Petroperu. In Ecuador, we purchase our fuel mainly from Repsol YPF. In Argentina, we purchase fuel mainly from Repsol YPF, Exxon and Shell. In the United States, we purchase our fuel mainly from Morgan Stanley, Chevron, Shell and Glencore.

Over the last few years, our fuel consumption and expenses have increased as a result of increases in our operations and because of higher fuel prices. Crude oil prices, which are influenced by economic and political factors and events occurring throughout the world, have led to significant volatility in the last two years. In 2007, fuel costs increased 21.8% due to a 9.2% increase in average fuel prices for the year and an 11.5% increase in consumption. We can neither control nor accurately predict fuel prices; however, we offset our price variation risk, in part, through our jet fuel hedging program and the application of a passenger and cargo fuel surcharge. For more information, see “Quantitative and Qualitative Disclosures About Market Risk —Risk of Fluctuations in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight).

	Year ended December 31,
	2003	2004	2005	2006	2007
Fuel consumption (thousands of gallons)	257,277.6	308,014.6	338,275.1	364,785.1	406,666.0
ATKs (millions)	4,539.2	5,256.2	5,810.8	6,349.8	7,023.1
Fuel consumption per ATK (thousands of gallons)	0.06	0.06	0.06	0.06	0.06
Total fuel costs (US$ thousands)	259,566	414,539	642,696	763,951	930,208
Cost per gallon (US$)	1.01	1.35	1.90	2.09	2.29
Total fuel costs as a percentage of total operating costs	17.0%	21.8%	27.2%	28.0%	29.9%

Ground Facilities and Services

Our main operations are based at the Arturo Merino Benítez International Airport in Santiago, Chile. We also operate from various other airports in Chile and abroad. We operate hangars, aircraft parking and other airport service facilities at the Arturo Merino Benítez International Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain one customs warehouse at the Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta, and Punta Arenas) and Argentina (Rosario) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports.

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

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2007, LAN generated other revenues of US$173.4 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights amounted to US$37.2 million in 2007.

LAN also provides cargo-related services such as courier, warehousing, value-added door-to-door services and customs services, through various subsidiaries. Through our subsidiary LanCourier we operate vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, LanCourier customers have real-time access to data regarding the status of their parcels. During 2007, our logistics and courier businesses generated revenues of US$29.3 million, a decrease in last year’s revenues (which was US$44.4 million) due to the divestiture of the LanLogistics affiliates in the U.S. We also have storage and customs brokerage operations that generated revenues of US$29.6 million in 2007.

During 2007, we had revenues of US$9.3 million for ground services and US$22.2 million for duty-free in-flight sales. The balance of our operating revenues, US$45.8 million in 2007, was generated by sales to third parties by Amadeus Chile CRS (computer reservation system), aircraft maintenance services to third parties, our security services business, tour operations, and other activities.

Insurance

We carry hull insurance that includes, among other coverage, “all risk”, war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. We renew our insurance coverage yearly, and are subject to deductibles that vary depending on the coverage type and the loss type. Our deductibles are US$1,250 for loss or damage associated with passengers’ baggage liabilities, US$10,000 for loss or damage associated with cargo liabilities and between US$500,000 and US$1.0 million for hull “all risk” insurance (depending on the aircraft type). Additionally, we have hull deductible coverage to reduce the net hull deductible to US$100,000 per occurrence (aircraft and/or engine).

Since December 2006, we have negotiated common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, together with British Airways, which allows us to obtain premium reductions and coverage improvements.

Our insurance coverage has a one-year term starting in April of each year. The aggregate cost of our insurance coverage for the 2007 calendar year was US$12.7 million, which represents an 8.0% decrease in insurance expenses (despite the Company growth and fleet renewal) and a 26.3% decrease in average insurance rates compared to the 2006 calendar year.

Information Technology

General

We use information technology in virtually every aspect of our business.

With the exception of our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems, which are operated by Amadeus, Iberia and SITA, we operate our systems from two data center facilities in Santiago. In 2006, we implemented a Disaster Recovery Plan between those two sites in order to ensure the functionality of our critical systems, with a recovery time objective of 4 days. The line of business infrastructure currently has a recovery time of, on average, 2 hours for 80% of our systems and, on average, 2 days for the remaining 20%.

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

Since 2005, we have favored a strategy of encouraging and facilitating self service alternatives for customers, through improving the functionality of the lan.com website as well as implementing self check-in kiosks in airports.

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

Development and Maintenance System

With respect to new development needs, our first choice is to buy existing packaged software, but we outsource this service when such software is not available in the market. Since early 2007, we have outsourced our IT system development to three principal vendors: TATA Consultancy Services, Everis and Indra. Thanks to this outsourcing initiative, we have achieved:

•	a decrease in project delays;

•	an increase in systems reliability; and

•	a shift in the efforts of the internal IT department to a more business oriented perspective.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants another government the right to designate one or more of its domestic airlines to operate scheduled services between certain destinations in that country. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. We made no material payments for international routes during 2007. In January 2008, Lan Airlines participated in a public auction for seven frequencies between Santiago and Lima, obtaining six of them for a total amount of approximately US$730,000.

In March 2007, the Chilean and Peruvian governments entered into a bilateral agreement temporarily reducing the number of flights that Peru grants to Chilean airlines using “fifth freedom rights”, or the rights to carry passengers from Chile to Peru and from Peru to a third country, from 14 weekly frequencies to eight weekly frequencies. As a result of this regulatory change, we have reduced the number of flights that used these rights from Lima to the United States. We have replaced some of these flights with direct flights from Santiago to the United States. The bilateral agreement between Chile and Peru provides for the restoration of three fifth freedom rights frequencies in 2008 and the three remaining additional frequencies in 2009.

In March 2007, the Venezuelan authorities revoked our permanent traffic rights for flights between Caracas and Bogota. The Venezuelan authorities granted us provisional traffic rights, which we are currently using in order to operate the Caracas-Bogota route. We are currently in the process of reinstating the permanent traffic rights for this route.

Air Fare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “Antitrust Regulation” below. Airlines may file complaints before the Antitrust Court with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. As of March 31, 2008, 47% of the domestic routes that we operate had been classified as “non-competitive” and were subject to the requirements described above.

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

Regional Aeronautical Regulation (Brazil, Ecuador, Mexico and Peru)

Our subsidiaries and affiliates operate throughout the Latin American region under the routes granted by the relevant authorities in each jurisdiction where they are based.

International Routes.Under Brazilian, Ecuadorian, Mexican and Peruvian laws, international route rights, as well as the corresponding landing rights, are granted under air transport agreements negotiated directly between the relevant home jurisdiction and foreign governments.

Domestic Routes. Under Chilean regulation, domestic airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. Peruvian law requires the consent of Peruvian authorities to fly domestic routes. Cabotage operations are exclusive of national airlines. Ecuadorian law requires the airline to obtain a specific concession to fly domestically. In Brazil the Comissão de Coordenação de Linhas Aéreas Regulares reviews all requests by airlines to fly domestic routes based on economic and safety considerations.

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

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. Lan Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authority and statements of authorization to conduct our current operations to and from the United States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while our exemption authority (which includes the open skies traffic rights) was set to expire on April 10, 2008, but a renewal application was timely filed and is pending before the DOT. The exemption authority is automatically extended until such time as the DOT issues the renewal order. We plan to amend our foreign air carrier permit to include the open skies rights, which would eliminate our need to renew the exemption authority in the future.

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

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the U.S., legislation known as the “Vision 100—Century of Aviation Reauthorization Act”, which was signed into law in December 2003, required the FAA to issue regulations implementing Stage 4 noise standards consistent with recommendations adopted by the ICAO. FAA regulations require all aircraft designed and certified after January 1, 2006 to comply with Stage 4 noise restrictions.

FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our entire fleet meets these requirements.

Airport Slot Restrictions. Four U.S. airports—Chicago O’Hare, LaGuardia (New York), John F. Kennedy International (New York) and Reagan National (Washington, D.C.)—have been designated by the FAA as “high density traffic airports”. Operations at these airports are or have been subject to slot restrictions during certain periods of the day. A “slot” is an authorization to take off or land at a designated airport within a specified time window. Legislation passed in March 2000 resulted in the elimination of slot restrictions at Chicago O’Hare on July 1, 2002 and at LaGuardia and Kennedy International on January 1, 2007. While the FAA has reimposed analogous operating slot restrictions at both Chicago O’Hare and LaGuardia airports, it has not imposed such restrictions at JFK airport, where we operate. We do not currently operate in airports in which we have to obtain slots or operating authorizations. Nevertheless, government policies regulating slots and the analogous operating authorizations are affected by matters such as flight delays, noise exposure and ground congestion, and any one or more of those factors could lead to the reimposition of slot or analogous operating limitations at airports in which we operate.

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

Lan Peru was also granted antitrust immunity by the DOT on October 13, 2005 with respect to a reciprocal code-share agreement and the coordination of pricing, scheduling and other functions with Lan Airlines and American Airlines. In accordance with the terms of the DOT’s 2005 approval, Lan Airlines, Lan Peru and American Airlines are required to resubmit their alliance agreement to the DOT for review within five years after the DOT’s grant of approval.

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. Lan Airlines, Lan Express and Lan Cargo must comply with Chilean Antitrust Law that prohibits a carrier from abusing a dominant position in the market. As described above under “Route Rights—Air Fare Pricing Policy”, in October 1997, the Antitrust Court approved a specific self-regulatory fare plan for us consistent with the Antitrust Court’s directive to maintain a competitive environment within the domestic market and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

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

For more recent information regarding regulatory proceedings see “Other Financial Information—Legal and Arbitration Proceedings” under Item 8.

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

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, where we initially occupied a total of four floors. In the first half of 2005 we added three more floors to accommodate our growth requirements. In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 1,700 square meters), where some of LAN staff moved in February 2008.

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

In 2007, LAN approved a two-year capital expenditures plan earmarking approximately US$7 million for preparing our buildings and plants for the future growth of the Company and of its fleet. These improvements may include the construction of a new three-story building (for a total of 2,600 square feet), that could eventually grow to a five-story building (for a total of 4,400 square feet) as well as changes to, and expansion of, various workshops and warehouses.

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

In 2004, Fast Air Almacenes de Carga S.A., or Fast Air, one of our subsidiaries which operates import customs warehouses, began utilizing an import warehouse and office building at the Arturo Merino Benítez International Airport. This 172,000 square foot building was developed in conjunction with two other operators.

We have also developed a recreational facility for our employees with Airbus’ support. The facility, denominated Parque LAN, is located near the Arturo Merino Benítez International Airport. Parque LAN includes amenities such as a gymnasium, synthetic fields for multiple uses and swimming pools.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-5 of this annual report.

Our financial statements have been prepared in accordance with Chilean GAAP, which differs in certain respects from U.S. GAAP. A discussion of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us is described in Note 27 to our audited consolidated financial statements.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us maintain strong profitability and expand our operations during the period between 2005 and 2007.

95% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from airport ground services, customs and storage brokerage operations, aircraft leases, courier services, on-board sales, tour operator services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

Between 2005 and 2007 our operating environment continued to be subject to certain conditions that had a mixed effect on our results. Specifically, we faced:

•	strong passenger demand,

•	imbalances in cargo flows, and

•	external cost pressures.

Passenger demand grew consistently during this period, fueled by positive economic conditions in our main markets. Cargo demand continued to experience significant imbalances between northbound and southbound routes as the strengthening of local currencies and changes in market conditions for some of our products caused significant changes in cargo flows to and from Latin America. While competition on both passenger and cargo routes has grown gradually since 2005, changes in competitive conditions in specific markets generated opportunities for us to expand. Certain factors outside of our control have also generated significant cost pressures. Fuel prices have risen consistently since 2002, reaching record levels in the fourth quarter of 2007 and again in 2008. Additionally, stronger local currencies have caused costs denominated in these currencies to grow in U.S. dollar terms.

Our results for the period between 2005 and 2007 reflect our efforts in recent years to expand and diversify our revenue base while maintaining an efficient cost base. We have aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process included expanding our domestic passenger operations in Peru and supporting the launch of Lan Argentina. As a consequence, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented fuel prices and losses relating to the start-up of Lan Argentina. As a consequence, net income amounted to US$146.6 million in 2005, US$241.3 million in 2006, and US$308.3 million in 2007.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last three years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to a recovery in both business and leisure traffic to and from Latin America. The appreciation of local currencies versus the U.S. dollar also stimulated international traffic and had a positive impact over Chilean domestic yields in dollar terms. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2005 and 2007. LAN’s especially strong traffic growth during 2007, which reached 23.1%, was also based on a historical capacity expansion plan driven by the delivery of 11 new passenger aircraft during the year, as well as higher utilization and new configurations with more seats per aircraft.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. On our international routes, competition gradually increased as both incumbent and new competitors expanded their operations. Nevertheless, we have maintained our market share in most of our markets since 2005 and have gradually increased our presence in the Argentine domestic and international routes.

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

We also took advantage of our flexibility to adapt capacity quickly in response to demand shocks or market opportunities. We actively manage our capacity by transferring capacity between routes or adding new aircraft when necessary. This enabled us to rapidly respond by adding capacity in the Peruvian domestic market during 2004 and supporting the launch of Lan Argentina’s domestic operations in 2005, as well as launching the latter’s international operations in October 2006.

These opportunistic actions fit in with our long-term development strategy which is aimed at consolidating LAN as the preferred carrier in the Southern Cone. This plan incorporates development of domestic, regional and intercontinental routes in the markets we serve. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to operations to the South Pacific, Europe and the United States, as well to specific regional routes. We also shifted capacity among our routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to our itineraries were also implemented in order to improve connectivity between our operations and those of our partners.

We have also enhanced our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogota, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007 we began direct service between Lima and Madrid, and in 2008 we began direct service to Medellin, Colombia. We plan to continue growing our operation in Lima by increasing the number of flight frequencies we operate on these routes and also by adding new destinations.

Our domestic operations have also grown between 2005 and 2007. In Peru, in 2004 we acted to leverage competitive opportunities and significantly increased our market share. In both the Chilean and Peruvian domestic markets, total domestic traffic increased significantly during 2007, driven mainly by new fare structures in line with the implementation of our new model for short haul operations. In 2005, Lan Argentina initiated domestic services in Argentina with service to three cities. By the end of 2007, Lan Argentina was operating to ten destinations in Argentina.

Cargo Business

Our cargo business depends on exports from and imports to South America and is, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). The relative size of inbound and outbound flows to a particular market or route is a key element in cargo operations as the unidirectional nature of freight flows requires airlines to create routes that combine origin-destination pairs that feature complementary freight flows. Changes in macroeconomic conditions may lead to major fluctuations in cargo flows to and from Latin America, therefore requiring continuous route and capacity adjustments.

During the period between 2005 and 2007, the appreciation of local currencies such as the Brazilian Real and the Chilean Peso has had a significant impact on cargo flows as imports into South America have begun to exceed exports. While high oil prices generated upward pressure in yields in both directions, excess demand on southbound routes caused southbound fares to rise more in relative terms. Competition has varied between 2005 and 2007, although high oil prices limited the industry’s capacity growth since high levels of efficiency were required to maintain profitability.

We responded to these changing conditions in several ways. We closely monitored demand and redesigned our freighter itineraries accordingly. The flexibility of our freighter operations enabled us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. For instance, we increased the number of trips we performed to and from the Atlantic coast of South America in 2003 and 2004 as exports boomed, but as they decelerated we swiftly added stopovers in export-heavy markets in the Pacific to the northbound trips. We adjusted our capacity through the return of wet-leased freighter aircraft in order to avoid idle capacity during periods of low demand. In recent years we have also been replacing the wet-leased freighter aircraft with our own modern Boeing 767 freighters. Our expanded route network led to increased diversification and helped us, by allowing us to shift capacity across routes, to partially compensate for reductions in traffic to specific markets. Our cost-effective operations and operating network also gave us a competitive advantage that allowed us to increase market share in certain markets as other competitors reduced the scale of their operations. Overall, these adjustments enabled us to successfully deal with a complicated environment and ultimately led to an improved market position.

Cost Structure

Cost controls were critical to maintaining our profitability over the period from 2005 to 2007, especially as we faced increased fuel prices. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs and exchange rates.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices and exchange rates. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. For more information see “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices” under Item 11. Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in pesos, appreciation of the peso against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect our results. However, this cost pressure is mitigated by the partial natural hedge between the currencies of denomination of our total operating revenues and expenses.

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

Fuel prices rose consistently between 2005 and 2007 generating significant cost pressure. In that time period, average prices increased a total of 20%, which led to US$149 million in additional expenses and contributed to a 9.9% rise in cost per ATK (a key industry metric). Excluding fuel costs, the rise in cost per ATK over this period was 6.0%. Please refer to “GAAP/Non-GAAP Reconciliation” for further details regarding cost per ATK.

Apart from fuel costs, the main causes for the increase in cost per ATK were personnel growth, traffic and revenue growth outpacing capacity growth and a stronger Chilean Peso. Wages and benefits and training costs increased in excess of capacity growth because the expansion of our operations required the anticipated incorporation and training of new personnel and because the Chilean peso has appreciated since 2005. The set-up of Lan Argentina in the second half of 2005 caused additional personnel and training expenses. Revenue and traffic growth similarly impacted commissions, distribution costs and passenger services.

Despite these challenges, our cost structure remained highly competitive due to careful cost management and more efficient asset utilization. For example, we were able to partially offset these cost increases by implementing important reductions in passenger commissions and increasing our aircraft utilization rates.

Higher aircraft utilization has been an important source of improved efficiency. Our long-haul passenger and cargo aircraft are used, on average, approximately 15 hours per day. Our utilization strategy in 2007 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency. This was especially the case in our domestic operations in Chile and Peru, where we increased aircraft utilization as a result of the itineraries of our new short haul business model, as well as due to the phasing out of the older Boeing 737-200 aircraft on Chilean domestic routes. Utilization of our narrowbody fleet of Airbus A320 Family Aircraft has increased to approximately 11 block hours per day per aircraft.

We have also worked consistently to improve our cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and modified further in 2007 as a result of the new business model on domestic routes, enabling us to reduce passenger service expenses. The key elements of this new business model have been the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turn around time, and increased self check-in service through web check-in and kiosks at airports.

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

Our results will be mainly determined by the expansion of our current network, the evolution of our market share in our main markets, our level of success in entering new markets, the continued implementation of new efficiency-related programs, the implementation of our new business model for short-haul operations, and fuel price levels.

•

We plan to increase frequencies on long-haul flights out of Chile, Peru, Ecuador and Argentina, and eventually add new destinations in the United States and Europe. We plan to reinforce our regional network through the addition of new frequencies on our current routes and the addition of new destinations. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in new markets.

•

Competitive activity in key markets increased gradually during 2007, and we expect it to continue doing so in the future. Nevertheless, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and a competitive cost base.

•

We are also working on increasing efficiency by streamlining our support processes, reducing commercial costs, and by continuing with the implementation of our new business model on short-haul operations. Further enhancements should arise from economies of scale, especially as solid growth in the passenger business accompanied by controlled fixed costs will serve to dilute our fixed costs base. In both the passenger and the cargo business, efficiencies are also expected to come from the replacement of older aircraft with new and more fuel efficient Boeing 787 and Boeing 777 models.

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

Operating Results

The following table sets forth certain income statement data for Lan Airlines.

	In US$ millions			As a percentage of total revenues			% change
	2005	2006	2007	2005	2006	2007	06/05	07/06
Revenues:
Passenger	1,460.6	1,813.4	2,197.2	58.3	59.8	62.3	24.2	21.2
Cargo	910.5	1,072.7	1,154.3	36.3	35.4	32.8	17.8	7.6
Other	135.3	147.9	173.4	5.4	4.8	4.9	9.3	17.2

Total operating revenues	2,506.4	3,034.0	3,524.9	100.0	100.0	100.0	21.1	16.2
Expenses:
Wages and benefits	371.6	443.0	489.6	14.8	14.6	13.9	19.2	10.5
Aircraft fuel	642.7	764.0	930.2	25.6	25.2	26.4	18.9	21.8
Commissions to agents	345.4	403.9	402.6	13.8	13.3	11.4	16.9	(0.3)
Depreciation and amortization	80.5	122.8	153.9	3.2	4.0	4.4	52.5	25.3
Passenger services	53.2	56.1	71.8	2.1	1.8	2.0	5.5	28.0
Aircraft rentals	148.2	157.6	158.9	5.9	5.2	4.5	6.3	0.8
Aircraft maintenance	132.2	117.2	159.1	5.3	3.9	4.5	(11.3)	35.8
Other rentals and landing fees	301.5	336.8	366.4	12.0	11.1	10.4	11.7	8.8
Other operating expenses	289.5	329.9	379.1	11.6	10.9	10.8	14.0	14.9

Total operating expenses	2,364.7	2,731.3	3,111.6	94.3	90.0	88.3	15.5	13.9

Operating income	141.6	302.6	413.3	5.6	10.0	11.7	113.7	36.6
Other income and expenses:
Interest income	12.4	7.9	18.0	0.5	0.3	0.5	(36.3)	127.9
Interest expense	(39.2)	(60.7)	(76.2)	(1.6)	(2.0)	(2.2)	(54.8)	(25.5)
Other income-net	58.2	37.1	12.6	2.3	1.2	0.4	(36.3)	(66.0)

Total other income (expense)	31.5	(15.7)	(45.6)	1.3	(0.5)	(1.3)	(149.8)	(190.5)
Income before minority interest	173.1	286.9	367.8	6.9	9.5	10.4	65.7	28.2
Minority interest	1.8	1.2	0.3	0.1	0.0	0.0	(33.3)	(75.0)

Income before income taxes	174.9	288.1	368.1	7.0	9.5	10.4	65.0	27.8
Income taxes	(28.3)	(46.8)	(59.8)	(1.1)	(1.5)	(1.7)	(65.4)	(27.8)

Net income	146.6	241.3	308.3	5.8	8.0	8.7	64.6	27.8

2007 Compared with 2006

Net Income

Our net income increased 27.8% from US$241.3 million in 2006 to US$308.3 million in 2007. This increase is mainly due to a 36.6% increase in operating income as compared to 2006, offset by a 189.7% increase in non-operating expenses.

Operating income increased to US$413.3 million in 2007 from US$302.6 million in 2006 as a 16.2% increase in operating revenues outpaced a 13.9% growth in operating expenses. Revenue growth reflected strong capacity expansion and an improvement in demand in the passenger business, growth in import routes into South America in the cargo business, moderate competitive activity and a strong market position, the entrance into new markets, and the expansion of our route network. Operating costs grew mainly due to capacity growth, sales growth, the appreciation of local currencies and high fuel prices.

In 2007 we recorded a US$45.6 million non-operating expense compared to a US$15.7 million non-operating expense in 2006. This change reflected higher interest expenses due to increased debt associated with our fleet expansion plan, offset in part by higher interest income as a result of higher cash balances resulting from our equity offering completed in June 2007. In addition, Other Non Operating Income declined 66.0% as a result of a non-recurrent pre-tax benefit of US$40.3 million recorded in 2006 due to the change in the accounting policy governing LAN’s aircraft maintenance expenses.

In the fourth quarter of 2007, LAN recorded a US$25.0 million reserve in Other Non-Operating Expenses in relation with a European investigation of cargo price-fixing. In February 2006 the European Commission, in conjunction with the Department of Justice of the United States, initiated a global investigation of a large number of international cargo airlines – among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process.

Finally, income tax expense increased by 27.6% to US$59.8 million in 2007, mainly as a result of higher pre-tax income, as the effective tax rate remained at approximately 16.2%.

Revenues

Revenues in 2007 totaled US$3,524.9 million, a 16.2% increase over revenues of US$3,034.0 million in 2006. Our consolidated passenger revenues grew 21.2% to US$2,197.2 million in 2007 from US$1,813.4 million in 2006, due to a 23.1% increase in passenger traffic, partly offset by a 1.6% decline in yields (from US¢9.3 to US¢9.2). Passenger traffic (as measured in RPKs) increased primarily because of higher demand at key points of sales, expansion on long-haul and regional routes, expansion in the Argentine domestic market and growth in the Peruvian and Chilean domestic market driven by the implementation of LAN’s new domestic business model. Passenger yields decreased 1.6% due to fare decreases on regional and domestic routes related to the new business model for short-haul operations, partly offset by nominal fare increases, improved passenger revenue management and fuel-related fare increases in the fourth quarter of 2007.

Domestic passenger revenues in Chile, which accounted for 16.7% of our total passenger revenues in 2007 and 18.3% in 2006, increased 10.7% to US$367.5 million in 2007 from US$332.1 million in 2006. Domestic passenger traffic (as measured in RPKs) increased 23.5%, while passenger capacity (as measured in ASKs) increased 10.5%, resulting in an increase in load factor from 64.9% in 2006 to 72.5% in 2007. Domestic passenger yield declined 10.5% from US¢13.11 in 2006 to US¢11.74 in 2007, driven mainly by the implementation of LAN’s new business model in the domestic market.

International passenger revenues, which accounted for 83.3% of total passenger revenues in 2007 and for 81.7% of passenger revenues in 2006, increased 23.4% to US$1,827.5 million in 2007 from US$1,481.3 million in 2006. International passenger traffic (as measured in RPKs) increased 23.1%, while passenger capacity (as measured in ASKs) increased 21.1% in 2007, resulting in an improvement in load factor from 75.4% in 2006 to 76.6% in 2007. Total international passenger yield (based on RPKs) increased 0.3% to US¢8.76 in 2007 from US¢8.73 in 2006, driven by nominal fare increases, improved passenger revenue management and fuel-price related fare increases.

Cargo revenues grew 7.6%, to US$1,154.3 million in 2007 from US$1,072.7 million in 2006, as traffic increased 4.8% and yields increased 2.7% to US¢42.7 from US¢41.6. International cargo revenues accounted for nearly 98% of total cargo revenues. Cargo traffic increased mainly due to the growth of imports into Latin America. Cargo traffic growth decelerated during the year mainly due to the weakening of export traffic out of South America. Cargo yields increased mainly due to strong demand on southbound routes and to the implementation of certain passenger revenue management initiatives as well as fuel cost pass-through mechanisms.

Other revenues increased 17.3% to US$173.4 million in 2007 from US$147.9 million in 2006, driven by increased revenues from on-board sales and aircraft rentals, maintenance and storage, custom brokerage and handling services to third parties, partially offset by the sale in the second quarter of 2007 of the subsidiaries of Lan Logistics Corp, which were not part of the Company’s core airline business. In addition, the Company received US$18.6 million from Airbus related to a change in the delivery schedule of certain Airbus A318 aircraft.

Expenses

Expenses in 2007 totaled US$3,111.6 million, a 13.9% increase over expenses of US$2,731.3 million in 2006. System capacity, measured in system ATKs, increased 10.6% between 2006 and 2007. Excluding the impact of higher fuel prices, which resulted in US$78.5 million of additional expenses compared to 2006, operating costs increased 11.0%. Unit costs (measured as operating costs and interest expenses minus other revenues, per ATK) increased 2.8% in 2007. Excluding fuel, unit costs declined 0.2%. As a percentage of total revenues, consolidated expenses decreased from 90.0% in 2006 to 88.3% in 2007.

Wages and benefits expenses grew 10.5% to US$489.6 million in 2007 from US$443.0 million in 2006, mainly driven by increased headcount in line with the expansion in the Company’s operations, together with the impact of stronger local currencies and inflation on local currency-denominated wages.

Aircraft fuel expenses in 2007 totaled US$930.2 million, a 21.8% increase over 2006 aircraft fuel expenses of US$764.0 million. Fuel expenses rose due to a 9.2% increase in average fuel prices and an 11.5% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities are classified as a non-operating item.

Commissions to agents (related to both passenger and cargo sales) decreased 0.3% to US$402.6 million in 2007 from US$403.9 million in 2006, despite significant revenue growth, due to the fact that the 16.1% increase in traffic revenues (passenger and cargo) was offset by a 2.0 percentage point reduction in average commissions. As a percentage of traffic revenues (passenger and cargo), commissions to agents fell from 14.0% to 12.0%. This reduction was mainly related to a change in the commission structure in the cargo business, lower commissions in the passenger business in Chile, and a rise in passenger revenues relative to cargo revenues (average cargo commissions are higher than passenger commissions). Specifically, the weight of passenger revenues on total revenues increased from 59.8% to 62.3%.

Depreciation and amortization expenses increased 25.3% to US$153.9 million in 2007 from US$122.8 million in 2006. Depreciation and amortization increased mainly due to the incorporation into LAN’s fleet of three new Boeing 767 aircraft, two Airbus A320 and five Airbus A318 aircraft during 2007. For further information on depreciation policies, refer to “Critical Accounting Policies” below, and Note 2 to our audited consolidated financial statements.

Other rental and landing fees increased 8.8% to US$366.4 million in 2007 from US$336.8 million in 2006. This increase resulted mainly from the impact of increased operations on landing fees and handling expenses, partially offset by lower variable aircraft rentals as a result of lower ACMI leases in the cargo business, as well as the termination of certain cargo allotment agreements.

Passenger service expenses totaled US$71.8 million in 2007 and US$56.1 million in 2006. This represented a 28.1% increase driven mainly by the 24.9% increase in the number of passengers transported during the period, in addition to higher costs associated with passenger compensations.

Aircraft rental expenses increased 0.8% to US$158.9 million in 2007 from US$157.7 million in 2006 as a decrease in the average number of leased aircraft was offset by higher average lease rates and by the incorporation of an additional Airbus A340 into LAN’s fleet.

Aircraft maintenance expenses increased 35.7%, from US$117.2 million in 2006 to US$159.1 million in 2007, mainly as a result of the expansion in operations, a larger fleet and increased utilization of the fleet, as well as higher maintenance rates per hour due to an escalation in maintenance contracts.

Other operating expenses increased 14.9% to US$379.1 million in 2007 from US$329.9 million in 2006. Other operating expenses include sales-related expenses, training, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased in 2007 due to increased operations, which resulted in increased sales and distribution costs, higher advertising and marketing expenses, and costs related to the Company’s on board sales. This was partially offset by the de-consolidation of the costs related to the subsidiaries of Lan Logistic Corp, which were sold during the second quarter of 2007.

Operating Income

Operating income increased 36.6% to US$413.4 million in 2007 from US$302.6 million in 2006. Operating margins increased from 10.0% in 2006 to 11.7% in 2007 as a 16.2% increase in total operating revenues outpaced a 13.9% increase in operating expenses. For the full year, revenues per ATK (passengers and cargo) grew 5.0% (from US¢45.5 to US¢47.7), as costs per ATK increased 2.8% (from US¢41.5 to US¢42.7).

Other Income (Expense)

Other expenses increased from US$15.7 million in 2006 to US$45.6 million in 2007. Interest income increased 128.5% to US$18.0 million from US$7.9 million due to higher average cash balances resulting from the equity offering completed in June 2007. Interest expenses increased 25.5% to US$76.2 million in 2007 from US$60.7 million in 2006 due to an increase in average debt related to fleet financing and higher average interest rates. Other income-net decreased 66.0% to US$12.6 million in 2007 from US$37.1 million in 2006. This was mainly due to the fact that in 2007 this item included a US$25.0 million reserve related to the ongoing investigation by the European Commission for allegations of anti-competitive behavior in the cargo business. In 2006, this item included a US$40.3 million pre-tax, one-time gain related to a change in the Company’s aircraft maintenance accounting policy, a US$6.4 million pre-tax one-time charge related to severance payment charges and a US$8.1 million provision related to the phase-out of the Boeing 737-200 fleet. In addition, LAN recorded a fuel hedging gain of US$28.2 million in 2007 compared to a US$12.9 million gain in 2006, as well as a US$15.7 million foreign-exchange gain compared to a US$5.5 million gain in 2006.

Income Taxes

Income tax expense increased 27.6%, amounting to US$59.8 million in 2007 as compared to US$46.8 million in 2006. This was mainly the result of a 27.8% increase in pre-tax income, as well as a 0.1% decrease in the average tax rate which reached 16.2% in 2007 as compared to 16.3% in 2006. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 14 to our audited consolidated financial statements.

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

In 2006 we recorded a US$15.7 million non-operating expense compared to a US$31.5 million non-operating income in 2005. This change reflected higher interest expense due to increased debt associated with our fleet expansion plan, as well as lower income in the Other Income – Net item (as explained under “Other Income (Expense)”).

In January 2006, LAN modified the accounting policy governing its aircraft maintenance expenses. Under the new method, heavy aircraft and engine maintenance costs related to our owned aircraft are capitalized and amortized to the next overhaul. This change is driven by the growth of LAN’s fleet and operations in recent years. The modification aligns our accounting policy related to aircraft maintenance with that of other major international carriers. The new policy was made effective retroactively from January 1, 2006 and generated a non-operating, non-recurrent pre-tax benefit of US$40.3 million, due to the elimination in provisions constituted using the previous method. This extraordinary gain was recorded in 2006 as other income under the Other Income – Net item.

Finally, income tax expense increased by 65.4% to US$46.8 million in 2006, mainly as a result of higher pre-tax income, as the effective tax rate remained at approximately 16.3%.

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

Domestic passenger revenues in Chile, which accounted for 18.3% of our total passenger revenues in 2006 and 20.0% in 2005, increased 13.6% to US$332.1 million in 2006 from US$292.2 million in 2005. Domestic passenger traffic (as measured in RPKs) increased 3.1%, while passenger capacity (as measured in ASKs) increased 6.6%, resulting in a decrease in load factor from 67.1% in 2005 to 64.9% in 2006. Domestic passenger yield improved 10.2% from US¢11.89 in 2005 to US¢13.11 in 2006, driven mainly by fuel-related fare increases as well as an average appreciation of 5.0% of the Chilean peso.

International passenger revenues, which accounted for 81.7% of total passenger revenues in 2006 and for 80.0% of passenger revenues in 2005, increased 26.8% to US$1,481.3 million in 2006 from US$1,168.3 million in 2005. International passenger traffic (as measured in RPKs) increased 12.8%, while passenger capacity (as measured in ASKs) increased 12.3% in 2006, resulting in an improvement in load factor from 75.1% in 2005 to 75.4% in 2006. Total international passenger yield (based on RPKs) increased 12.4% to US¢8.73 in 2006 from US¢7.77 in 2005, driven by nominal fare increases, improved passenger revenue management and fuel-price related fare increases.

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

Depreciation and amortization expenses increased 52.5% to US$122.8 million in 2006 from US$80.5 million in 2005. Depreciation and amortization increased mainly due to the incorporation of four new Boeing 767-300 passenger aircraft, one new Boeing 767 Freighter aircraft and eight new Airbus A319 aircraft into the fleet during 2006. In addition, this increase is due to the reclassification of certain expenses due to the change in our maintenance accounting policy implemented in January 2006. For further information on depreciation policies, refer to “Critical Accounting Policies” below, and Note 2 to our audited consolidated financial statements.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (84% in 2007) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (71% in 2007) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (94% as of December 31, 2007), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2007, 90% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$6.0 million in 2005, a net foreign exchange gain of US$5.5 million in 2006 and a net foreign exchange gain of US$15.7 million in 2007, which are set forth in our income statement under “Other Income (Expense)”. For more information, see Notes 2(e) and 22 to our audited consolidated financial statements. Our exchange gains in 2005, 2006 and 2007 were mainly associated with the appreciation of Latin American currencies, primarily that of the Chilean peso against the U.S. dollar.

GAAP/Non-GAAP Reconciliation

We use “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our “total costs” by our total ATKs. “Total costs” are calculated by starting with operating costs as defined under Chilean GAAP and making certain adjustments for interest costs and other revenues. The cost component is further adjusted to obtain “costs per ATKs excluding fuel price variations”, in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. They are not Chilean GAAP-based measures of performance or liquidity. These metrics should not be considered in isolation or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity.

The table below reconciles operating costs as defined by Chilean GAAP to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations.”

	2005	2006	2007
Cost per ATK
Operating cost (US$ thousands)	2,364,717	2,731,338	3,111,552
+ Interest expense (US$ thousands)	39,191	60,739	76,224
– Interest income (US$ thousands)	12,426	7,897	18,043
– Other revenues (US$ thousands)	135,316	147,857	173,399

ATK operating costs	2,256,166	2,636,323	2,996,334

Divided by system’s ATKs (thousands)	5,810,830	6,349,794	7,023,085
= Cost per ATK (US$ cents)	38.83	41.52	42.66

Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	2,256,166	2,636,323	2,996,334
– Actual fuel expenses (US$ thousands)	642,696	763,951	930,208
+ (Gallons consumed) times (previous year’s fuel price)	455,265	693,062	851,660

ATK operating costs excluding fuel price variations	2,068,736	2,565,434	2,917,786

Divided by system’s ATKs (thousands)	5,810,830	6,349,794	7,023,085
= Cost per ATK excluding fuel price variations (US$ cents)	35.60	40.40	41.55

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2005	2006	2007
Passenger Revenues (US$ million)	1,460.6	1,813.4	2,197.2
ASK	23,687.3	26,400.0	31,556.1
Passenger Revenues/ASK (US$ cents)	6.2	6.9	7.0
Cargo Revenues (US$ million)	910.5	1,072.7	1,154.3
ATK	3,213.8	3,399.1	3,632.8
Cargo Revenues/ATK (US$ cents)	28.3	31.6	31.8

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

Expenditures that substantially improve and/or increase the useful life of facilities, engines and equipment are capitalized. Minor and other unscheduled maintenance costs of aircraft and engines are charged to income as incurred. Costs of major programmed maintenance for leased aircraft are accrued based on the use of the aircraft and engines (flying hours). Our estimation of this accrual and the evaluation of whether an expenditure related to property and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as our financial position.

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

Stock options plans

Effective January 1, 2007 the Company accounts for stock-based compensation plans in accordance with the International Financial Reporting Standard No. 2 share-based payment. Therefore, the fair value of the options granted as wages and benefits will be recorded on a straight-line basis during the period from the date of the granting of those options to the date that those options become vested.

Liquidity and Capital Resources

In recent years, we have been able to meet our working capital and capital expenditure requirements through cash from our operations, proceeds of long-term bank loans, loans from related parties and gains from financial transactions.

Our cash and cash equivalents totaled US$445.6 million as of December 31, 2007, US$199.5 million as of December 31, 2006 and US$111.3 million as of December 31, 2005. In June 2007 LAN announced the successful completion of its equity offering, raising a total of US$320 million in the Chilean and United States markets. Additionally, we held US$22 million as of December 31, 2007, US$20.4 million as of December 31, 2006 and US$48.0 million as of December 31, 2005 in marketable securities not considered to be cash equivalents under Chilean GAAP, which consisted mainly of bonds. In 2005, 2006 and 2007 we were able to invest a portion of our cash balance in such items. We hold significantly all of our cash and cash equivalents in U.S. dollars or U.S. dollar-based instruments. We generally only hold cash and cash equivalents in currencies other than dollars to fulfill short-term obligations that are denominated in local currencies. The increase in our cash and cash equivalents in 2007 as compared to 2006 was primarily due to higher cash flows from operating activities and our equity offering.

As of December 31, 2007, we had a working capital deficit (that is, our current liabilities exceeded our current assets) of US$29 million. As of December 31, 2006, we had a working capital deficit of US$170 million. In December 31, 2005, we had a working capital deficit of US$105.2 million. Our working capital deficit in 2007 was mainly related to our air traffic liability and accounts payable. Our air traffic liability refers to tickets that we have sold but which have not yet been used for travel. We recognize the price paid for the ticket as revenue when the tickets are flown. Except in the case of refunds, most of our air traffic liability will not result in cash outflows. Both liabilities arise in our ordinary course of business and, although they fluctuate mainly due to seasonal factors, they are generally proportional to our revenues. We believe this kind of working capital deficit presents no major constraint to our operations or growth strategy.

Net cash inflows from operating activities were US$707 million in 2007, US$490.3 million in 2006 and US$276.9 million in 2005, and are derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of operating our airline. Net cash inflows increased in 2007 mainly due to an increase in the collection of trade account receivables.

Net cash used in investing activities was US$844.3 million in 2007, US$905.7 million in 2006 and US$560.4 million in 2005. Cash capital expenditures were US$839.9 million in 2007, US$920.4 million in 2006 and US$592.4 million in 2005, mainly reflecting the partial acquisitions of property and equipment.

Our capital expenditures for 2007 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2008 and 2009;

•	the acquisition of three Boeing 767-300 passenger aircraft, five Airbus A318 passenger aircraft and two Airbus A320 passenger aircraft;

•	the initial pre-delivery deposits for the future Boeing B787 Dreamliner and Boeing B777 Freighter aircraft to be delivered between 2011 and 2016;

•	the financing of the 15% of the delivered aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2006 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2008 and 2009;

•	the acquisition of four Boeing 767-300 passenger aircraft, one Boeing 767 Freighter aircraft and eight Airbus A319 passenger aircraft;

•	the financing of the 15% of the delivered aircraft (with the exception of the Boeing 767 delivered in March 2006); and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2005 were composed primarily of cash distributions for pre-delivery deposits related to aircraft that were incorporated into our fleet in 2006 and 2007 and will be incorporated in 2008, and the acquisition of two Airbus 319 passenger aircraft and two Boeing 767 Freighter aircraft. Net cash used in investing activities in 2005 also included US$39.0 million in investments of financial instruments, consisting primarily of marketable securities. For more information about current and future capital expenditures, see “Capital Expenditures” under Item 5. The difference between net cash used in investing activities and cash capital expenditures during 2006 and 2007 relates mainly to the investment in and sale of financial instruments.

Net cash inflows from financing activities were US$383.4 million in 2007, compared to net cash used in financing activities of US$503.7 million in 2006 and US$177.9 million in 2005. In 2007, our main uses of cash were US$205.5 million in loan payments and dividends payments for a total of US$210.9 million In 2006, our main uses of cash were US$223.4 million in loan payments and dividends payments for a total of US$84.9 million. In 2005, our main uses of cash were US$35.5 million in loan payments and dividends payments for a total of US$43.5 million. Net cash inflows from financing activities increased mainly due to a higher amount in the loans obtained, reflecting the expansion in our fleet.

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2007, we maintained US$325 million in short-term credit lines with both local and foreign banks.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2007 we have financed the acquisition of ten Boeing 767-300 passenger aircraft and eight Boeing 767-300 Freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either 12 or 15 years. The Ex-Im Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans or with our own funds. Our Ex-Im Bank supported financings amortize on a quarterly basis, are denominated in U.S. dollars and, while some have fixed interest rates, others bear interest at a floating rate linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under these loans into fixed rate debt. Between 2004 and 2007, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. As of December 31, 2007, the total amount outstanding under our Ex-Im Bank-supported financings totaled US$977.1 million. We have additional syndicated loans to support the acquisition of five Boeing 767-300 passenger aircraft to be delivered in 2008. We plan to finance 85% of the net purchase price of these aircraft with intended Ex-Im Bank-supported loans and to use internal funds to pay for the remaining 15% of the net purchase price. See “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates” under Item 11 for more information.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financings). This umbrella facility provides for guarantees from the English, French and German export credit agencies and contains customary terms for the industry, including standard events of default. Loans under the facility are denominated in U.S. dollars and bear interest at floating rates linked to LIBOR. The majority of these loans have been converted into fixed rate loans through interest rate swaps. As of December 31, 2005, we had drawn US$938 million under the facility. Some of the loans drawn under the facility mature 12 years from the delivery date of the corresponding aircraft and others have longer repayment periods, maturing 18 years after the initial drawdown. In connection with the facility, we have also incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. This financing facility covered the aircraft that we were scheduled to acquire through December 31, 2006 pursuant to the purchase agreements signed with Airbus in 1998 and 1999. However, we terminated this facility in late 2005 as we decided to negotiate a new facility to support the 32 Airbus A320-Family Aircraft that were partly received in 2006, 2007 and which we are to receive in 2008 and the first quarter of 2009 pursuant to our previous orders and the new purchase agreement we signed in 2005. This new facility, arranged in early 2006, provides us with guarantees from the export credit agencies for 85% of the net purchase price of each aircraft. The remaining 15% of the net purchase price will be funded internally.

Our total long-term debt (including capital leases) as of December 31, 2007 was US$1,646 million compared to US$1,372 million in 2006. The increase in long-term debt during 2007 relates mainly to the incorporation of debt-financed fixed assets as well as the financing of predelivery payments related to five Boeing aircraft to be delivered in 2008. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2007, we had 39 aircraft under operating leases, and we had minimum lease payment obligations of US$676.2 million compared to US$735.6 million as of December 31, 2006. Minimum lease payment obligations decreased as the effect of the incorporation of new aircraft under lease agreements and the extension of several lease contracts was offset by the consumption of one year of lease-payments. The average interest rate of our long-term debt was 5.28% as of December 31, 2007. 95.7% of our debt effectively accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. As of March 31, 2008, we also had purchase obligations for eight Airbus A318s, 11 Airbus A319, 11 Airbus A320s, eight Boeing 767-300 passenger aircraft, two Boeing 777-200 freighters, and 26 Boeing 787 passenger aircraft, amounting to a combined total of US$5,989 million, with delivery between 2008 and 2016.

The following table sets forth our material expected obligations and commitments as of December 31, 2007.

	Payments due by period, as of December 31, 2007
	Total	2008	2009	2010	2011	2012	Thereafter
	(in US$ millions)
Principal debt payments	1,246.9	89.2	93.7	98.4	103.3	109.7	752.6
Interest debt payments	397.7	62.2	55.9	52.0	47.7	42.8	137.1
Capital leases(1)	344.8	66.2	64.4	76.3	35.2	45.3	57.3
Operating leases(2)	676.2	147.7	129.0	112.6	109.2	98.9	78.9
Purchase obligations	6,014.6	837.7	362.4	248.8	521.5	720.6	3,323.6

Total	8,680.2	1,203.1	705.5	588.1	816.9	1,017.3	4,349.5

(1)	Includes interests.
(2)	Includes aircraft leases and other non-cancelable leases.

Capital Expenditures

Over the last three years our cash capital expenditures were US$592.4 million in 2005, US$920.4 million in 2006, and US$839.6 million in 2007, which mainly reflect our acquisition of aircraft and aircraft-related equipment, IT equipment and support infrastructure, and the funding of pre-delivery deposits.

The following chart sets forth our estimate, as of March 31, 2008, of our future capital expenditures for 2008, 2009, 2010, 2011 and 2012:

	Expenditures by year, as of March 31, 2007
	2008	2009	2010	2011	2012
			(in US$ millions)
Expenditures on aircraft	838	363	249	522	721
Other expenditures(1)	170	201	209	233	269
Total	1,008	564	458	755	990

(1)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Business of the Company — Fleet” under Item 4 above. Principally, we have projected our capital expenditures based on:

•	the delivery of 14 Airbus A320-Family Aircraft in 2008, three in 2009, six in 2010 and nine in 2011;

•	the delivery of five Boeing B767-300 passenger aircraft in 2008 and three in 2009;

•	the delivery of one Boeing B777-Freigther aircraft in 2011 and one in 2012;

•	the expected delivery of four Boeing B787-9 passenger aircraft in 2012; and

•	the improvements to our buildings and plants as part of the two-year capital expenditure plan earmarked in 2007 (and totaling approximately US$7 million).

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

Our net income determined under U.S. GAAP would have been US$322.0 million in 2007, US$201.6 million in 2006 and US$156.5 million in 2005, as compared with net income under Chilean GAAP of US$308.3 million in 2007, US$241.3 million in 2006 and US$146.6 million in 2005. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment of expenses for amortization of goodwill, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, the ineffectiveness of certain derivative instruments resulting in additional adjustments under Chilean GAAP; and, certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP. In 2007, the main differences affecting the determination of net income were the effect of the adoption of FSP AIR-1 related to the accounting for heavy aircraft and engine maintenance costs on leased aircraft, and the effect of late delivery fees received by the Company due to the non-delivery of an aircraft or equipment by a stated delivery date.

Shareholders’ equity determined under U.S. GAAP would have been US$1,010.7 million as of December 31, 2007; US$658.3 million as of December 31, 2006; and US$600.5 million as of December 31, 2005 as compared with shareholders’ equity under Chilean GAAP of US$988.0 million as of December 31, 2007; US$626.3 million as of December 31, 2006; and US$502.7 million as of December 31, 2005, principally due to differences in purchase accounting adjustments, adjustments for the provision for deferred income taxes, and goodwill amortization.

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

The current board of directors was elected at the annual shareholders’ meeting held on April 10, 2008. Its term expires in April 2010. The following are Lan Airlines’ directors and senior management as of April 10, 2008:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director
Ramón Eblen Kadis(3)	Director
Bernardo Fontaine Talavera	Director
Andrés Navarro Haeussler	Director
Ignacio Guerrero Gutiérrez	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Ignacio Cueto Plaza(2)	President and Chief Operating Officer
Alejandro de la Fuente Goic	Chief Financial Officer
Armando Valdivieso Montes	Chief Executive Officer-Passenger
Cristián Ureta Larraín	Chief Executive Officer-Cargo
Carlos Prado Cánepa	Senior Vice President, Corporate Investment
Marco Jofré Marín	Senior Vice President, Operations, Engineering and Maintenance
Enrique Elsaca Hirmas	Senior Vice President, Strategic Planning
Emilio del Real Sota	Senior Vice President, Human Resources

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in May 2008.
(2)

Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in “Item 7”), one of the Controlling Shareholders.

(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in “Item 7” as a “Principal Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of Lan Airlines’ directors and senior management.

Directors

Mr. Jorge Awad Mehech, 62 years old, has served as chairman and member of Lan Airlines’ board of directors since July 2001. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2010. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile, Envases del Pacifico S.A., Edyce S.A. and Universidad de Talca. He is also a board member of ICARE (Instituto Chileno de Administracion Racional de Empresas), a Chilean organization seeking to promote private enterprise. As of March 31, 2008, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of Lan Airlines, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of Lan Airlines’ outstanding shares).

Mr. Darío Calderón González, 61 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Calderón has been a partner in Calderón y Cía., a Chilean law firm, since 1970. Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., and Calzados Gino S.A.

Mr. José Cox Donoso, 53 years old, has served on Lan Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Cox has also served as chairman of the board of directors of Lan Cargo since September 1995. In addition, Mr. Cox has served on the board of directors of another Chilean company, CMB-Prime Asset Managing Corp., since September 1993. Mr. Cox is also chairman of the Chilean Electronic Stock Exchange. As of March 31, 2008, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of Lan Airlines, through Asesorías e Inversiones Ilihue Limitada., 2,654,324 common shares of Lan Airlines (0.78% of Lan Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 48 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of Lan Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2008, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Juan Cueto Sierra, 78 years old, was one of the founders of Fast Air in 1978 and has served on Lan Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. As of March 31, 2008, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Ramón Eblen Kadis, 63 years old, has served on Lan Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of Lan Airlines). As of March 31, 2008, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of Lan Airlines (approximately 9.38% of Lan Airlines’ outstanding shares) held by the Eblen Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Andrés Navarro Haeussler, 59 years old, joined Lan Airlines’ board of directors in April 2004. Mr. Navarro’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Navarro holds a Civil Engineering degree from Universidad Católica de Chile. He is the president and founder of Sonda S.A., a leading IT services provider in Latin America, which has operations in 11 Latin American countries, including Mexico, Brazil, Argentina, Chile and Colombia. This company had its IPO during 2006 and is listed in the Santiago Stock Exchange. He is also the Chairman of the Board of Clínica Las Condes and of Inmobiliaria y Constructora Aconcagua S.A. and member of the board of Fundación Teleton, a non-profit organization.

Mr. Ignacio Guerrero, 55 years old, joined Lan Airlines’ board of directors in April 2008. Mr. Guerrero’s term ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Guerrero holds an MBA degree from Harvard Business School and an Economics degree from Catholic University in Santiago, Chile. Mr. Guerrero has extensive experience in the banking and financial fields, having worked as a commercial banker for Banco de Chile and as an investment banker for Citibank N.A. and for NMB Bank, New York. From 1990 to 1994, he served as CFO of Codelco Chile, one of the largest copper mining companies in the world. Mr. Guerrero is currently a partner at CMB Chile, an investment company focused on asset management and private equity.

Bernardo Fontaine Talavera, 43 years old, has served on Lan Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Fontaine has held various responsibilities on the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Almagro S.A., Loginsa S.A. and Polygon S.A. He is also the general manager of Tres Mares S.A., which owned, together with other related holding companies, as of March 31, 2008, 7,222,593 shares of Lan Airlines S.A. (2.1% of Lan Airlines’ outstanding shares).

Senior Management

Mr. Enrique Cueto Plaza, 49 years old, is Lan Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on Lan Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of Lan Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2008, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Ignacio Cueto Plaza, 44 years old, is Lan Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, a position he assumed in 1999. Mr. Cueto served on the board of directors of Lan Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, director of Lan Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2008, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Alejandro de la Fuente Goic, 49 years old, is Lan Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined Lan Airlines in April 1995. Prior to joining Lan Airlines, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of March 31, 2008, Mr. de la Fuente owned 37,383 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 45 years old, is Lan Airlines’ Chief Executive Officer-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of March 31, 2008, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Cristian Ureta, 45 years old, is Lan Airlines’ Chief Executive Officer-Cargo, a position he assumed in 2005. Mr. Ureta has a Engineering degree from Pontificia Universidad Catolica and a Special Executive Program from Stanford University. Between 2002 and 2005 Mr. Ureta served as Production Vice President for Lan Cargo. Between 1998 and 2002 he was Lan Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Carlos Prado Cánepa, 58 years old, is Lan Airlines’ Senior Vice President, Corporate Investments, and has held this position since July 1998. From 1992 to 1998, Mr. Prado served as Lan Airlines’ Senior Vice President, Technical. From 1986 to 1992, he served as Chief Executive Officer of Exim Air S.A. From 1982 to 1986, Mr. Prado served as our Vice President, Cargo, and from 1981 to 1982 as our Fuel Manager.

Mr. Marco Jofré Marín, 44 years old, is Lan Airlines’ Senior Vice President, Operations and Engineering. Mr. Jofré has been responsible for Operations since August 1998 and for Engineering and Maintenance since May 2002. From 1997 to 1998, Mr. Jofré served as Executive Vice President of Fast Air, from 1992 to 1997 as Planning Director of Fast Air and from 1990 to 1992 as Vice President Services, North America of Fast Air Miami. Currently, Mr. Jofré also serves as a director of LLTT (Lufthansa LAN Technical Training). As of March 31, 2008, according to shareholder registration data in Chile, Mr. Jofré owned 25,588 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Enrique Elsaca Hirmas, 40 years old, is Lan Airlines’ Senior Vice President, Strategic Planning, a position he assumed in July 2004. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Catolica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining Lan Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 43 years old, is Lan Airlines’ Senior Vice President Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of DYS, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Compensation

For the year ended December 31, 2007, the aggregate amount of compensation we paid to all executives and senior managers was US$48.4 million, which did not include US$10.9 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

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

As set forth in further detail in the following table, in 2007 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$138,241.5.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	36,377.1
Ramón Eblen Kadis	21,825.8
José Cox Donoso	20,028.1
Darío Calderón González	10,913.5
Andrés Navarro Haeussler	9,138.1
Juan José Cueto Plaza	10,913.5
Juan Cueto Sierra	10,025.8
Bernardo Fontaine Talavera	10,913.5
Sebastián Piñera Echenique	8,106.2

Total	138,241.5

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

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

As of March 31, 2008, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Securities Exchange Act of 1934. As of March 31, 2008, the committee members were Mr. Jorge Awad Mehech, Mr. José Cox Donoso and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per meeting.

New York Stock Exchange Corporate Governance Comparison

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the New York Stock Exchange listing standards is posted on our website and can be accessed at www.lan.com.

Employees

General

The following table sets forth the number of employees in various positions at Lan Airlines, Lan Cargo and our other subsidiaries.

	As of December 31,
Employees(1)	2005	2006	2007
Administrative	3,222	2,928	3,247
Sales	2,057	1,906	2,014
Maintenance	1,977	1,892	1,922
Operations	4,727	4,826	4,940
Cabin crew	2,101	2,043	2,494
Cockpit crew	1,015	1,029	1,180

Total	15,099	14,624	15,797

(1)	In 2007, approximately 65% of our employees worked in Chile, 33% in other Latin American countries and 2% in the rest of the world.

We have a performance-related pay structure for our administrative, management and flight personnel, including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2007, over 90% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

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

One of our main goals for 2007 was the communication of our four principal values (safety and security, achievement, efficiency and warmth) to our employees. The campaign included internal training sessions, internal memoranda and posters to explain the meaning of each value and how employees can further these values in their daily work. An internal survey conducted after three months of the campaign showed that 80% of our employees are familiar with the values and how they should be reflected in their work.

Training

Some of our populations, such as the flight operations, maintenance and customer ground operations personnel undergo training when they join the Company and throughout their employment with us. We invested US$6.3 million in training in 2005, US$7.1 million in 2006 and US$8.0 in 2007. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We maintain an agreement with CAE (a Canadian firm specializing in flight simulators and training centers) to develop a pilot training center in Santiago de Chile. This training center includes two Airbus A320 and one Boeing 767 Full Flight simulators plus one MFTD A320/340 simulator. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

Aircraft mechanics and maintenance supervisory personnel must be licensed by the DGAC and other corresponding authorities in other countries in which we operate. We train our technicians (Mechanics, Specialists, Inspectors and Maintenance Supervisors) in all programs required by both local authority (DGAC) and international authorities and aviation associations, such as the FAA, EASA, IATA rules and regulations, those required by aircraft manufacturers and the training needs that we identify during our annual reviews. The program of study contains initial and continuing training. Initial training is level III ATA SPEC 104 and lasts 40 to 50 days depending on the aircraft types and continuing training lasts up to five to six days.

In December 1997, Lan Airlines and Lufthansa Technical Training GmbH created Lufthansa Lan Airlines Technical Training S.A. in Santiago to provide ourselves and third parties with technical training services and amenities, primarily for mechanics.

During 2007, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

The collective bargaining agreement between Lan Express and its pilots’ union expires in November 2008. Three collective contracts are in place between Lan Airlines and its pilots (either through a union or employee groups). These contracts were negotiated in 2005 and early 2006 and expire between May 2009 and January 2010. Lan Cargo is also a party to an employment agreement with its pilots that expires in April 2012.

Lan Airlines has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from August 2009 to October 2011. Lan Airlines expects to renew collective bargaining agreements with its maintenance personnel in June 2008 for a period of four years. The collective bargaining agreement with maintenance personnel working for Lan Express, one of our Chilean subsidiaries, will expire in 2011. The agreement with the union representing our administrative personnel expires in August 2009.

The majority of Lan Argentina’s employees belong to industry-wide unions. Currently, labor relations are stable. In 2005, Lan Argentina hired employees from another airline and agreed to maintain their employment conditions and labor stability until September 2008.

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

We collectively refer to these shareholder groups as “Controlling Shareholders”. As of March 31, 2008, our Controlling Shareholders owned 51.84% of our voting common shares. While the common shares owned by the Controlling Shareholders do not have different voting rights than the common shares owned by our other shareholders, these Controlling Shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

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

As of March 31, 2008, a third shareholder group, which includes our director Ramón Eblen Cadiz, owned 9.38% of our common shares. Because this group can influence our management, we have classified this group as a “Principal Shareholder”.

The table below sets forth the beneficial ownership of common shares as of March 31, 2008, broken down between our Controlling Shareholders, other principal shareholder, and minority shareholders.

	Beneficial ownership (as of March 31, 2008)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Cueto Group
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	77,445,407	22.86%
Inversiones Mineras del Cantábrico	8,938,160	2.64%

Total	86,383,567	25.50%
Piñera Group
Inversiones Santa Cecilia S.A.	24,767,920	7.31%
Axxion S.A.	64,477,874	19.03%
Total	89,245,794	26.34%
Principal Shareholder	31,778,049	9.38%
Others	131,383,499	38.78%

Total	338,790,909	100.00%

On January 10 and January 11, 2007, the SVS publicly announced the initiation of an administrative investigation to determine whether the purchase of shares of LAN on July 24, 2006 made by Juan Jose Cueto, through Inversiones Mineras del Cantábrico S.A., and by Sebastian Piñera Echenique, through Inversiones Santa Cecilia S.A., respectively, had breached an obligation not to acquire shares of LAN until the financial statements became publicly available. The Company was not a party to these investigations. On July 6, 2007, the SVS fined Sebastian Piñera Echenique 19,470 Unidades de Fomento (approximately US$690,000) and fined Juan José Cueto 1,620 Unidades de Fomento (approximately US$58,000) for allegedly violating, through certain affiliates, Article 165, paragraph 1 of the Securities Market Law. The SVS ruled that, though neither Mr. Piñera nor Mr. Cueto had used any privileged information, the Company’s financial statements should be considered to be privileged information per se and thus created a duty to abstain from trading the securities prior to the disclosure of the financial statements.

As of March 31, 2008, investors outside of Chile held 8.19% of our capital stock in the form of ADSs, and other minority investors held 30.59% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of March 31, 2008, we had 1,175 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

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

In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 15 to our audited consolidated financial statements for the fiscal year ended December 31, 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-52.

Other Financial Information

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. On July 30, 1997, the Chilean Antitrust Commission imposed a fine on us of US$345,000 in connection with a complaint filed by DAP Airlines, or DAP, alleging that we employed anti-competitive tactics by reducing our prices on certain of our routes and refusing to perform maintenance services on DAP aircraft. On January 8, 1998, DAP filed a demand for indemnification against Lan Airlines, National Airlines and Lan Cargo, jointly and severally, in the amount of Ch$6.4 billion (US$12.9 million according to the observed exchange rate as of December 31, 2007). In June 2000, the courts ruled in favor of DAP and we appealed the decision before the Supreme Court of Justice. The Supreme Court confirmed the first ruling in favor of DAP in an amount of Ch$500 million (US$1 million according to the observed exchange rate as of December 31, 2007). We appealed the amount fixed by the Supreme Court, contending that the amount was based on certain miscalculations, and requested a final amount of Ch$250 million (US$500,000 according to the observed exchange rate as of December 31, 2007). DAP simultaneously appealed and contended that the final amount should be Ch$2 billion (US$4 million according to the observed exchange rate as of December 31, 2007). Both appeal processes are currently pending. There is no set period of time within which the Supreme Court must decide the appeals.

In February 2006 the European Commission, in conjunction with the Department of Justice of the United States, initiated a global investigation of a large number of international cargo airlines – among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. Notwithstanding the above, in the fourth quarter of 2007, LAN recorded a US$25.0 million reserve in Other Non-Operating Expenses in relation with the European investigation.

The investigation by the U.S. Department of Justice prompted the filing of numerous civil class actions against many airlines, including Lan Cargo and Lan Airlines, in Canada and the United States. A total of 54 civil actions naming numerous carriers were filed in the United States. These cases have since been consolidated in the

United States District Court, Eastern District of New York. The original complaint was subsequently amended to include additional airlines, including Absa. Four civil actions have been filed in Canada that include Lan Cargo as a defendant. It is not possible at this time to anticipate with any precision the outcome of these proceedings.

On April 5, 2008, Brazilian authorities notified Absa of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica against several cargo airlines and airline officers, among them Absa, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy process. This investigation and the related proceedings do not imply that Absa has been charged with or has engaged in any prohibited activity.

The New Zealand Commerce Commission has also initiated an investigation into potential anti-competitive activities in the international air cargo markets and has requested information and documentation from LAN, which LAN has already submitted. It is not possible at this time to anticipate with any precision the outcome of the investigation, though it is noted that LAN has relatively limited cargo operations to and from New Zealand.

On April 26, 2006, a proceeding was filed against Lan Airlines and Lan Cargo before the Chilean Antitrust Court relative to the alleged abusive exercise of their dominant position in the air cargo business to and from Punta Arenas, Chile, and in the customs storage business in that city, where Lan Airlines participates through its subsidiary Fast Air Almacenes de Carga S.A. Each of Lan Airlines and Lan Cargo paid a fine of 2,000 Unidades Tributarias Mensuales (equal to US$138,000 according to the observed exchange rate as of December 31, 2007).

In January 2007 we announced that we had provided, through our wholly owned subsidiary, Atlantic Aviation Investments LLC, a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A., or New Varig, convertible into shares of New Varig. On March 28, 2007, Gol announced that it was acquiring 100% of the equity participation in New Varig. Pursuant to the terms of the relevant loan agreements, upon the sale of New Varig to GOL, we sought repayment of the principal of the loans plus interest from Varig Logistica S.A. (“VarigLog”), the parent company of New Varig. VarigLog failed to respond to our demands for repayment and we subsequently filed a lawsuit in New York State court on August 29, 2007, seeking repayment of the outstanding principal plus interest. The Court denied a motion filed by VarigLog to dismiss our lawsuit and the parties started to engage in formal discovery. Following VarigLog’s cessation of participation in the discovery process, the Court gave us permission to file a motion seeking summary judgment on all of our claims against VarigLog. Our motion is currently pending before the Court.

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

Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Chilean Taxation—Cash Dividends and Other Distributions” under Item 10). Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

	Ch$ per Common Share		US$ per ADS
Year ended December 31,	Low	High	Low	High
2003	735.00	2,110.10	5.15	17.75
2004
First Quarter	2,010.00	2,300.00	16.86	19.80
Second Quarter	2,170.00	2,505.00	16.85	20.60
Third Quarter	2,350.10	3,006.20	18.58	25.00
Fourth Quarter	2,710.00	3,650.00	22.30	32.90
2005
First Quarter	3,420.00	4,170.00	30.25	35.98
Second Quarter	3,885.00	4,370.00	33.54	38.05
Third Quarter	3,240.00	4,280.00	30.69	37.55
Fourth Quarter	3,346.90	3,845.90	31.31	37.55
2006
First Quarter	3,780.00	4,250.00	36.24	40.85
Second Quarter	3,470.00	4,149.90	31.37	39.76
Third Quarter	3,250.40	4,120.00	29.85	38.55
Fourth Quarter	4,155.00	5,867.00	38.60	55.34
2007
First Quarter	5,880.00	8,275.00	54.90	75.25
Second Quarter	7,489.90	8,859.20	69.58	84.15
Third Quarter(1)	7,568.40	8,879.60	13.72	17.13
Fourth Quarter	6,560.60	8,340.40	13.03	16.64
2008
Monthly Prices
January, 2008	4,966.40	6,809.90	11.08	13.77
February, 2008	5,900.40	6,860.00	12.38	14.71
March, 2008	5,535.50	6,281.20	12.51	14.25
April, 2008

Source: Santiago Stock Exchange and the New York Stock Exchange.

(1)	In August 2007, the ADR to shares ratio was changed from 5:1 to 1:1.

As of March 31, 2008, a total of 338,790,909 common shares were outstanding, including 27,730,095 common shares represented by ADSs.

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

The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 85.2% of securities traded in Chile. Approximately 14.4% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

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

As of March 31, 2008, our share capital consisted of 338,790,909 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote.

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

Whenever a transaction in which a director is interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$79,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arms’-length conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts’ reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate the planned method of payment. Experts’ valuation reports must be made available to the shareholders and to the board of directors for a period of 20 business days. The board of directors may decide to approve or reject the proposed transaction only after this 20-day period has expired. If shareholders representing 5% of the voting shares determine, within the 20-day period, that the transaction is not favorable to the corporation’s interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders’ meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent ordinary annual meeting of our shareholders was held on April 10, 2008. Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

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

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before the scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation shall send to every shareholder a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has required of the company such sending. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

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

Lan Airlines may grant an option to its shareholders to receive any dividend in excess of 30% of net income in cash, in its own shares or in shares of publicly held corporations held by it. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases in Share Capital” above.

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

•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

•	resolutions of the shareholders’ meeting approving the decision to make private a public corporation in the case the requirements set forth in “—General” cease to be met; and

•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

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

Material Contracts

In 2005, we entered into Amendment No.2 and Amendment No.3 to the purchase agreement entered into in 1998 with Airbus S.A.S. (formerly known as Airbus Industrie) for acquisition of 32 Airbus A-320 Family Aircraft to be delivered in 2006, 2007 and 2008. These Amendments provided us with the option of purchasing 15 additional aircraft in the future. During 2007, seven deliveries took place (five A318 and two A320 aircraft). The estimated gross value of the Airbus aircraft for which we have firm commitments to take delivery under the Amendments is US$960 million.

In 2005 and 2006 we also agreed to purchase a total of 15 Boeing 767-300 passenger and freighter aircraft, of which three passenger aircraft were delivered in 2007. The remaining aircraft are scheduled for delivery in 2008. We have the option to convert some of the orders from the passenger version to the freighter version or vice versa with certain notice. The estimated gross value (at list prices) of the Boeing aircraft for which we have firm commitments to take delivery under these contracts is US$1.1 billion.

In December 2006, we entered into a Supplemental Agreement to the Purchase Agreement entered into with the Boeing Company for the acquisition of three additional Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2009.

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

On July 3, 2007, we entered into a Purchase Agreement with the Boeing Company for the acquisition of two Boeing 777-Freighter aircraft. Delivery is scheduled to take place in 2010 and 2011.

Finally, on October 29, 2007, we entered into a Purchase Agreement with the Boeing Company for the acquisition of 26 Boeing 787-8 and 787-9 aircraft to be delivered between 2012 and 2016. This Purchase Agreement provides us with the option of purchasing ten additional aircraft to be delivered in 2017 and 2018.

The net increase in capital expenditures related to the Purchase Agreements entered into with the Boeing Company in 2007 is US$3.7 million.

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

Article 47 of the Central Bank Act and Chapter XXVI of the Central Bank Foreign Exchange Regulations regulated the foreign exchange aspects of the issuance of ADSs by a Chilean company until April 2001. According to Chapter XXVI, the Central Bank of Chile and the depositary had to enter into an agreement in order to gain access to the formal exchange market. The issuers of the shares underlying the ADSs and the custodian could also be parties to these agreements and we are party to such agreement.

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

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. We cannot guarantee, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. On March 15, 2007, the Council of the Central Bank of Chile agreed to grant to the Chilean companies that increased their capital stock between the date of the agreement and August 31, 2007 the option to request, on a one-time only basis, the application of Chapter XXVI to those shares issued and actually paid before August 31, 2008 (assuming prior fulfillment of the requirements of the Central Bank of Chile).

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

Chilean Taxation

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS ABOUT THE CHILEAN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

The Company’s taxable income	100.00
First Category Tax (17% of Ch$100)	(17.00)
Net distributable income	83.00
Dividend distributed (30% of net distributable income)	24.90
First category increase	5.10
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First Category Tax paid)	(10.50)
Credit for 17% of First Category Tax	5.10
Net tax withheld	(5.40)
Net dividend received	19.50
Effective dividend withholding rate	21.69%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)
1 – (First Category Tax effective rate)

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

Gain recognized on a sale or disposition of common shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the Foreign Holder has held the common shares for less than one year since exchanging ADSs for the Shares;

•	the Foreign Holder acquired and disposed of the common shares in the ordinary course of its business or as a habitual trader of shares; or

•	the Foreign Holder and the purchaser of the common shares are “related parties” or has an interest in the latter within the meaning of Article 17, Number 8, of the Chilean Income Tax Law.

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

Chile’s Internal Revenue Service Ruling Nº224 (issued on January 30, 2008) confirmed that capital gains stemming from the sale of shares with high stock-market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is not subject to capital gains tax in Chile. Such exemption is applicable provided that the purchase of such ADR certificates has been made at stock exchanges duly authorized by SVS (which includes the New York Stock Exchange).

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (US$9,030 as of March 31, 2008) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

Any gain or loss a U.S. Holder realizes on such a sale, exchange or other taxable disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, could be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition

(see “Taxation—Chilean Taxation—Capital Gains) unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, some of our SEC filings, including those filed on and after February 19, 2002, are also available to the public through the SEC’s website at www.sec.gov.

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

We enter into swap contracts to hedge our exposure to fluctuations in fuel prices that allow us to fix the price of future jet fuel purchases. We also purchase call options, which allow us to purchase fuel at a predetermined price. Additionally, we use combinations of call and put options that allow us to establish a range of prices, also known as a costless collar, in which the price that we pay for jet fuel is limited by a minimum and maximum price.

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

We are exposed to fuel hedging transaction losses if the other parties to our hedging contracts fail to perform. To manage this credit risk, we select counterparties based on their credit ratings and limit our exposure to each counterparty based on defined guidelines. We also monitor our relative market position with each counterparty periodically. For more information see “—Our operations are subject to fluctuations in the supply and cost of jet fuel which could materially impact our business” under Item 3.

During 2005, 2006 and 2007 we entered into a mix of costless collar contracts, call option contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 175.4 million gallons, 148.5 million gallons and 124.9 million gallons respectively (which represent 51.9%, 40.7% and 30.3% respectively, of our total fuel consumption). The combined result of these contracts was a gain of US$51.5 million in 2005, a gain of US$12.9 million in 2006 and a gain of US$28.2 million in 2007. The fair value of our outstanding swap contracts was estimated at positive US$11.2 million as of December 31, 2005, at negative US$4.2 million as of December 31, 2006 and at positive US$4.4 million as of December 31, 2007.

Gains and losses on the hedging contracts referred to above are recognized as a non-operating item (on the other income-net line) in our income statement when the underlying fuel being hedged is consumed. Premiums paid to enter into hedging contracts are recorded as prepaid expenses and are amortized and included in our results of operations over the respective contract periods.

According to Chilean GAAP, the positive fair value of these jet fuel derivatives is reflected in the balance sheet as other short-term assets and the negative fair value is reflected in other short-term liabilities.

Risk of Fluctuations in Interest Rates

The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2007, US$1.540 million in principal amount of LIBOR-based interest-bearing long-term debt outstanding, which has been hedged as explained below. As of December 31, 2007, 4.3% of our long-term banking debt was exposed to interest rate fluctuations.

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

In July 2003, we purchased four interest rate cap contracts for a total notional amount of US$127,753,000. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at US$1,256,000.

Also in July 2003, the Company purchased an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year-end amounted to US$752,000.

In April 2004, the Company purchased an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005. The fair value of these contracts at year-end amounted to US$643,000.

In 2005, the Company purchased three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and 2006. The fair value of these contracts at year-end amounted US$214,000.

The premium on the caps was allocated to individual caplets and is recognized in the income statement throughout the term of each contract for Chilean and US GAAP purposes. Under FAS 133, these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. For US GAAP purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater then the change in the fair value of the Company’s option. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

In the first half of 2006, the Company also entered into ten receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of approximately US$46.7 million related to the unhedged portion of existing financing. Additionally, in May 2006 the Company entered into 32 forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of 32 A320-Family Aircraft to be delivered in 2006, 2007 and 2008. Of these 32 contracts, 25 were contracted directly with the debt provider and therefore may be converted into fixed interest rate debt, while the remaining seven swaps were contracted with a different institution. As of December 2007, 15 of those aircraft have already been delivered to the Company. Of those 15 aircraft, 13 were converted into fixed interest rate debt, and two remain as variable interest rate debt, hedged with an interest rate swap. The fair value at the receivement date will be reclassified from other comprehensive income to the income statement over the term of the loan.

In June 2006 the Company entered into 11 forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of 11 B767-300 ER aircraft to be delivered in 2006, 2007 and 2008. Six of those aircraft have already been received by the Company, and the corresponding derivatives have been converted into fixed rate debt. The fair value at the receivement date will be reclassified from other comprehensive income to the income statement over the term of the loan. As of December 2007, the remaining five contracts were still forward starting interest rate swaps.

In August 2007 the Company entered into three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three B767-300 ER aircraft to be delivered in 2009. In September 2007 the Company entered into another three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three Airbus A320 aircraft to be delivered in 2010.

As of December 31, 2007, the fair value of all the aforementioned interest rate swaps was estimated to be a negative US$54.8 million.

According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300 F aircraft delivered in 2001, 11 Boeing 767-300 passenger and Freighter aircraft delivered in 2005 and 2006 and 15 Airbus A320-Family Aircraft delivered in 2006 and 2007, has enabled us to limit the impact that interest rate fluctuation might otherwise have on 95.7% of our interest-bearing long-term debt.

As of December 2007, the average interest of all of our outstanding interest-bearing long-term debt rate is 5.28%

The following table summarizes our principal payment obligations on our interest-bearing long-term debt and capital leases as of December 31, 2007 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2007 for each loan.

	Principal payment obligations by year of expected maturity(1)
	(in US$ millions)
Liabilities	Average interest rate(2)	2008	2009	2010	2011	2012	Thereafter
U.S. dollars	5.28%	141.5	148.1	166.3	131.5	149.8	803.1

(1)	At cost, which approximates market value.

(2)	Average interest rate means the average prevailing interest rate on December 31, 2007 on our debt.

Risk of Variation in Foreign Currency Exchange Rates

During 2007, 84% of our operating revenues and 71% of our operating expenses were denominated in U.S. dollars, creating a partial natural hedge with one another. However, because we conduct business in local currencies in several countries, we face the risk of variation in foreign currency exchange rates. For more information, see Note 24 to our audited consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican nuevo peso, the Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2007 we had foreign exchange forward contracts for a notional amount of US$132 million with a market value as of December 31, 2007 of a negative US$1.5 million.

In March 2008, the Company entered into foreign exchange swaps for a notional amount of US$100 million in order to hedge future cash flows of euro and Chilean pesos. For accounting purposes, the market value of this position was reflected as a non operating cost, with a market value of negative US$3.8 million.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2007 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	732,038	66.92	221,559	20.25	140,306	12.83	1,093,903
Other assets	2,780,841	99.04	12,196	0.43	14,802	0.53	2,807,839

Total assets	3,512,879	90.03	233,755	5.99	155,108	3.98	3,901,742
Current liabilities	971,167	86.51	78,260	6.97	73,178	6.52	1,122,605
Long-term liabilities	1,776,272	99.46	7,918	0.44	1,706	0.10	1,785,896

Total liabilities and shareholders’ equity	3,740,680	95.87	86,178	2.21	74,884	1.92	3,901,742

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Controls and Procedures. We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2007, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.

Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—”Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. The Company’s internal control over financial reporting effectiveness as of December 31, 2007 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation report of the registered public accounting firm. See page F-X of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Mr. José Cox Donoso, an independent director as required by the Chilean Corporation Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years (ended December 31) 2005, 2006 and 2007:

	Year ended December 31
	2005	2006	2007
	(in thousands of US dollars)
Audit fees	717.8	900.7	1,069.5
Audit-related fees	36.1	93.8	0.0
Tax fees	80.7	81.5	8.3
Other fees	1.9	0.0	107.7

Total fees	836.5	1,076.0	1,185.5

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual consolidated financial statements, as well as the review of other filings and fees related to the audit of the effectiveness of the Company’s internal controls over financial reporting required by the Sarbanes-Oxley Act of 2002.

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers mainly for due diligence services related to potential acquisitions and mergers.

Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax advice and tax planning services.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for training services in International Financial Reporting Standards (IFRS).

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-52, incorporated herein. The following is an index of the financial statements.

Consolidated Financial Statements for Lan Airlines S.A. and Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	By-laws of Lan Airlines S.A.

2.1	Amended and Restated Deposit Agreement among LanChile, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.3	Foreign Investment Contract Assignment Agreement among the Central Bank of Chile, LanChile, Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.4	Right of First Refusal Agreement among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP S.A., Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.5	Supplement to Right of First Refusal Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., Axxion S.A., Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

2.6	Joint Action Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., and Axxion S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

4.1	Purchase Agreements between Lan Chile S.A. and Airbus Industrie relating to Airbus A320-Family Aircraft and Airbus A340 series aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendments No. 2 and 3, Letter Agreements No. 1, 2, 3, 4, 5, 6A, 6B, 7, 8 to Amendment No. 2, Side Letters to Amendment No. 2 and Side Letter to Amendment No. 3 to the Second A320F Purchase Agreement dated March 20, 1998 as amended and restated, between Lan Airlines S.A. (formerly known as Lan Chile S.A.) and Airbus S.A.S. (as successor to Airbus Industrie) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 to the Second A320 Family Purchase Agreement between Lan Airlines S.A. and Airbus S.A.S. dated as of March 6, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126 between Lan Chile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.1	Supplemental Agreements No. 16, 17, 18, 19, 20, 21 and 22 to the Purchase Agreement No. 2126 between Lan Airlines (formerly known as Lan Chile S.A.) and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, dated as of January 30, 1998 (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 to the Purchase Agreement No. 2126 between Lan Airlines and The Boeing Company dated as of March 6, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and Lan Cargo S.A., dated April 30, 2007; Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and Lan Cargo S.A., dated April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No 3194 between The Boeing Company and Lan Airlines S.A. relating to Boeing Model 777-FREIGHTER aircraft dated July 3, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5	Purchase Agreement No 3256 between The Boeing Company and Lan Airlines S.A. relating to Boeing Model 787-8 and 787-9 aircraft dated October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Valuation and Qualifying Accounts.

15.2	Consent of PricewaterhouseCoopers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAN AIRLINES S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic Title: Chief Financial Officer

Date: June 25, 2008

LAN AIRLINES S.A.

Consolidated financial statements

December 31, 2007

CONTENTS

Report of Independent Registered Public Accounting Firm
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements

Ch$	–	Chilean pesos
US$	–	United States dollars
ThUS$	–	Thousands of United States dollars
UF	–	The UF is a Chilean inflation-indexed, peso-denominated monetary unit which is set daily in advance based on the previous month’s inflation rate

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LAN Airlines S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of LAN Airlines S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile. In addition, in our opinion, the financial statement schedule appearing under Exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

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

/s/ PricewaterhouseCoopers
Santiago, Chile February 29, 2008

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2007	2006
	(In thousands of US$)
ASSETS

CURRENT ASSETS
Cash	11,506	9,565
Time deposits	308,585	148,977
Marketable securities (Note 4)	147,952	60,069
Trade accounts receivable and other, net (Note 5)	468,301	356,512
Notes and accounts receivable from related companies (Note 15)	226	4,765
Inventories (Note 6)	58,097	46,827
Prepaid and recoverable taxes	68,623	34,048
Prepaid expenses (Note 7)	12,949	26,786
Deferred income tax assets (Note 14)	4,624	6,435
Other current assets (Note 8)	13,040	12,324

Total current assets	1,093,903	706,308

PROPERTY AND EQUIPMENT (net) (Note 9)	2,351,605	1,855,915

OTHER ASSETS
Investments in related companies (Note 10)	1,482	1,845
Goodwill (Note 10)	36,022	43,469
Notes and accounts receivable from related companies (Note 15)	—	51
Long-term accounts receivable (Note 5)	12,171	28,915
Advances for purchases of aircraft and other deposits (Note 11)	316,443	237,853
Other (Note 12)	90,116	54,433

Total other assets	456,234	366,566

Total assets	3,901,742	2,928,789

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2007	2006
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans from financial institutions	—	8,996
Current portion of long-term loans from financial institutions (Note 16)	102,153	89,883
Current portion of long-term leasing obligations (Note 18)	61,960	43,070
Securitization obligation (Note 17)	12,826	11,970
Dividends payable	120,073	67,789
Accounts payable	322,897	260,947
Notes and accounts payable to related companies (Note 15)	357	301
Air traffic liability and other unearned income	325,669	265,307
Other current liabilities (Note 13)	176,670	128,020

Total current liabilities	1,122,605	876,283

LONG-TERM LIABILITIES
Loans from financial institutions (Note 16)	1,228,650	1,031,082
Securitization obligation (Note 17)	6,752	19,578
Other creditors	52,400	22,004
Provisions (Note 13)	94,441	45,892
Obligations under capital leases (Note 18)	233,768	176,433
Deferred income tax liabilities (Note 14)	169,885	126,886

Total long-term liabilities	1,785,896	1,421,875

MINORITY INTEREST	5,189	4,311

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY (Note 19)
Common stock (338,790,909 shares)	453,444	134,303
Reserves	(52)	2,620
Retained earnings	534,660	489,397

Total shareholders’ equity	988,052	626,320

Total liabilities and shareholders’ equity	3,901,742	2,928,789

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2007	2006	2005
	(In thousands of US$)
REVENUES
Passenger	2,197,201	1,813,373	1,460,584
Cargo	1,154,323	1,072,730	910,453
Other (Note 20)	173,399	147,857	135,316

Total operating revenues (Note 25)	3,524,923	3,033,960	2,506,353

EXPENSES
Wages and benefits (Note 21)	(489,550)	(442,967)	(371,596)
Aircraft fuel	(930,208)	(763,951)	(642,696)
Commissions to agents	(402,577)	(403,899)	(345,387)
Depreciation and amortization	(153,852)	(122,802)	(80,456)
Passenger services	(71,844)	(56,077)	(53,176)
Aircraft rentals	(158,917)	(157,681)	(148,202)
Aircraft maintenance	(159,063)	(117,206)	(132,198)
Other rentals and landing fees	(366,418)	(336,821)	(301,544)
Other operating expenses	(379,123)	(329,934)	(289,462)

Total operating expenses	(3,111,552)	(2,731,338)	(2,364,717)

Operating income	413,371	302,622	141,636

OTHER INCOME AND EXPENSES
Interest income	18,043	7,897	12,426
Interest expense	(76,224)	(60,739)	(39,191)
Other income - net (Note 22)	12,619	37,113	58,234

Total other income (expense)	(45,562)	(15,729)	31,469

Income before minority interest	367,809	286,893	173,105
Minority interest	289	1,244	1,754

Income before income taxes	368,098	288,137	174,859

Income taxes (Note 14)	(59,775)	(46,837)	(28,258)

NET INCOME	308,323	241,300	146,601

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2007	2006	2005
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	3,535,542	2,951,595	2,213,947
Interest income	15,150	6,358	11,679
Other income received	37,698	24,936	65,139
Payments to suppliers and personnel	(2,743,171)	(2,371,090)	(1,938,117)
Interest paid	(73,633)	(60,107)	(36,630)
Income tax paid	(16,316)	(14,581)	(1,782)
Other expenses paid	(12,231)	(11,592)	(1,724)
Value-added tax and similar payments	(36,021)	(35,265)	(35,575)

Net cash provided by operating activities	707,018	490,254	276,937

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	495,324	821,324	268,501
Dividend payments	(210,868)	(84,910)	(43,536)
Loans repaid	(205,536)	(223,415)	(35,481)
Issuance of stock	319,141	—	—
Issuance of stock expenses	(2,672)	—	—
Other	(11,970)	(9,282)	(11,596)

Net cash provided by financing activities	383,419	503,717	177,888

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(839,851)	(920,429)	(592,410)
Proceeds from sales of property and equipment	219	7,620	1,694
Sale of financial instruments and other investments	14,105	28,057	77,981
Other investments	(94)	(2,238)	(5,624)
Investments in financial instruments	(16,343)	—	(38,978)
Other	(2,354)	(18,756)	(3,085)

Net cash used in investing activities	(844,318)	(905,746)	(560,422)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	246,119	88,225	(105,597)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	199,496	111,271	216,868

CASH AND CASH EQUIVALENTS AT END OF YEAR	445,615	199,496	111,271

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2007	2006	2005
	(In thousands of US$)
NET INCOME FOR THE YEAR	308,323	241,300	146,601

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	143,796	115,939	73,969
(Gain) Loss on sales of investments	(1,128)	29	—
(Gain) Loss on sales and retirements of property and equipment	(1,203)	(1,133)	(1,511)
Proportional share of results of equity method investments	5,086	(598)	(583)
Amortization of goodwill	2,994	3,318	3,216
Minority interest	(289)	(1,244)	(1,754)
Write-offs and provisions	7,689	20,902	10,827
Foreign exchange gains	(16,714)	(5,675)	(6,270)
Other	1,120	(51,574)	106

CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable – trade	8,770	(47,099)	(26,083)
(Increase) decrease in inventories	(9,345)	(9,175)	(9,526)
(Increase) decrease in other assets	101,628	36,640	(29,649)
(Decrease) increase in accounts payable	111,382	160,734	99,843
(Decrease) increase in other liabilities	44,909	27,890	17,751

Net cash provided by operating activities	707,018	490,254	276,937

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007

NOTE 1 - THE COMPANY

Lan Airlines S.A., formerly Lan Chile S.A., (“Lan” or the “Company”) is the largest domestic and international passenger/cargo air carrier in Chile and one of the leading airlines in Latin America. “Lan” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 60 additional international destinations through its various code-share agreements. As of year end 2007, LAN’s fleet is composed of 73 passenger aircraft and 10 dedicated freighters.

LAN is a member of oneworld ™, the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld ™ partners American Airlines, British Airways, Iberia, Qantas, Alaska Airlines, AeroMexico, Mexicana, TAM and Korean Air.

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

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with Chilean GAAP, which include certain notes and additional information required by the Superintendency for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

b)	Consolidation

The consolidated financial statements for the years 2007, 2006 and 2005 include the following subsidiaries:

	December 31
	2007	2006	2005
Percentage of direct and indirect ownership:
Lan Perú S.A.	70.00	70.00	70.00
Inversiones Lan S.A. and subsidiaries	99.71	99.71	99.71
Lan Cargo S.A. (formerly Lan Chile Cargo S.A.) and subsidiaries	99.90	99.90	99.89
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	100.00	100.00	100.00
Lan Card S.A.	100.00	100.00	100.00
Lan Pax Group S.A. and subsidiaries	100.00	100.00	100.00
Lan Cargo Group S.A.	—	—	100.00
Línea Aérea Nacional Chile S.A.	100.00	100.00	100.00
Lan Chile Investments Limited and subsidiaries	100.00	100.00	100.00

The effects of significant transactions between the subsidiaries and subsidiaries with the holding company have been eliminated in the consolidation and the participation of minority shareholders is shown in these consolidated financial statements as minority interest in the Consolidated Balance Sheets and Consolidated Statements of Income.

c)	Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: impairment assessments on long-lived assets (including goodwill), inventory obsolescence, engine overhaul provisions, tax liabilities and the associated deferred tax effects, contingent liabilities and other liabilities.

d)	Price-level restatements

The financial statements of certain subsidiaries have been restated through the application of monetary correction rules in accordance with Chilean GAAP to show the effects of changes in the purchasing power of the Chilean peso, using indicators published by the Chilean National Institute of Statistics.

e)	Foreign currency transactions

LAN and certain subsidiaries are authorized to maintain their accounting records and prepare their consolidated financial statements in US dollars. Because the US dollar is the functional and reporting currency, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31 of each year except for inventory, property and equipment, other assets and air traffic liability, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at the exchange rates on the dates of the transactions.

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense)—net. The Company recorded a net foreign currency gain of ThUS$ 15,700, ThUS$5,536 and ThUS$ 6,004 for the years ended 2007, 2006 and 2005, respectively.

f)	Time deposits

Time deposits are stated at cost plus accrued interest at year-end.

g)	Marketable securities

Marketable securities include investments in bonds and mutual funds. Bonds are stated at the lower of cost plus accrued interest or market value plus accrued interest and mutual funds are stated at market value based on year-end quoted values.

h)	Allowance for bad debts

The Company maintains an allowance for bad debts based on an analysis of the aging of the outstanding balances as well as other relevant information. Other relevant information includes detailed analysis of our customers’ payment history, an analysis of the current economic and commercial environment and all relevant available public information regarding our clients and the current business environment. Our policy for determining past due accounts focuses on the aging of the receivable balance and the different forms of payment used by debtos. Receivable balances are written off against the allowance for bad debts once they are deemed uncollectible and all collection efforts and available legal measures have been exhausted.

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

The residual values and basis of depreciation used for the principal asset classifications are:

Asset classification	Residual Value (%)	Basis of depreciation
Boeing 767-300 F aircraft	36	Useful life (15 years)
Boeing 767-300 ER aircraft	36	Useful life (15 years)
Boeing 737-200 ADV aircraft	15	Useful life (until December 31, 2008)
Boeing 767-200 ER aircraft	36	Useful life (15 years)
Airbus A-320	20	Useful life (20 years)
Airbus A-319	20	Useful life (20 years)
Airbus A-318	20	Useful life (20 years)
Engines 767	36	Useful life (15 years)
Engines 737	15	Useful life (until December 31, 2008)
Engines Airbus A-318	20	Useful life (20 years)
Engines Airbus A-320	20	Useful life (20 years)
Engines Airbus A-340	36	Useful life (15 years)
Rotating parts	20	Useful life (15 years)
Buildings	—	Useful life (10-50 years)
Communications and computer equipment	—	Useful life (5-10 years)
Furniture and office equipment	—	Useful life (3-10 years)

Property and equipment include the revaluation increment arising from the technical appraisals of certain assets carried out in prior years in accordance with instructions issued by the Superintendency.

Inventories of materials and spare parts, net of provisions for obsolescence, included under other fixed assets within Property and equipment, are stated at their average cost.

The Company has entered into capital lease agreements related to eight aircraft and certain buildings and equipment which have bargain purchase options at the end of each contract. These assets are not the legal property of the Company, because it cannot dispose of them until the purchase option is exercised. The assets are recorded at their fair value on the date of the lease agreement.

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

Spare parts included in the Consolidated Balance Sheet are classified as follows:

	At December 31,
	2007	2006	2005
	(In thousands of US$)
Inventories	50,740	39,734	34,789
Property and equipment	21,536	18,466	18,330

Total	72,276	58,200	53,119

l)	Investments in related companies

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

o)	Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Air traffic liability at December 31, 2007 and 2006 amounted to ThUS$323,078 and ThUS$ 263,408, respectively.

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

Until December 31, 2005, all maintenance provisions were recorded based on technical reviews considering the aircraft and engines use expressed in cycles and total flight hours of an aircraft. Unscheduled maintenance of aircraft and engines were charged to income as incurred.

Effective January 1, 2006, for owned aircraft, costs incurred for heavy aircraft and engine maintenance are capitalized and amortized to the next overhaul. For leased aircraft, provisions continue to be accrued in advance based on lease terms and technical reviews considering the aircraft and engines use expressed in cycles and total flight hours of an aircraft.

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

The Company enters into hedging contracts including interest rate swap agreements, interest rate cap agreements, forward exchange contracts, jet fuel swap agreements, and jet fuel options. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the consolidated balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedge	forecasted transaction:

The derivative instrument is stated at its fair value on the consolidated balance sheet and any change in the fair value is recognized on the consolidated balance sheet as an unrealized gain or loss in other assets, other liabilities, current or long term, as applicable. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Other income (expense)—net in the Consolidated Statements of Income.

Firm commitments hedging contracts:

The hedged item and derivative instrument are measured at fair value on the consolidated balance sheet. Unrealized gains and losses are recorded in earnings in Other income (expense) - net in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in other liabilities, current or long term, as applicable.

v)	Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows:

	At December 31,
	2007	2006	2005
	(In thousands of US$)
Cash	11,506	9,565	11,733
Time deposits	308,585	148,663	34,519
Marketable securities (see Note 4)	125,524	39,654	65,019
Other current assets	—	1,614	—

Total	445,615	199,496	111,271

Under Chilean GAAP, certain assets (specifically, bonds as of December 31, 2007, 2006 and 2005) are classified as marketable securities in the Consolidated Balance Sheet, but are not considered cash and cash equivalents for purposes of the consolidated statement of cash flows.

w)	Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. The Company capitalized ThUS$ 4,560, ThUS$ 2,193 and ThUS$ 1,575 of interest during 2007, 2006 and 2005, respectively.

x)	Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 37,532, ThUS$23,459, and ThUS$19,490 during 2007, 2006 and 2005, respectively.

y)	Stock issuance costs

Stock issuance costs are those incurred by the parent company, which are related to the issuance and placement of unsubscribed shares, including placement fees, legal counseling, accounting advice, financial consulting, printing and recording or registration fees. Such costs have been recorded in the Stock issuance and placement cost account, as part of Shareholders equity under the Other reserves caption.

Stock issuance and placement costs have been recorded pursuant to Circular Letters No. 1736 and 1370, issued by the Superintendency.

z)	Stock options plans

Effective January 1, 2007 the Company accounts for stock-based compensation plans in accordance with the International Financial Reporting Standard No. 2 Share-based payment, showing the effect of recording the fair value of the options granted as wages and benefits on a straight-line basis over the period between the date of granting of these options to the date that these become vested.

aa)	Intangibles

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

ab)	Reclassifications

Certain 2005 and 2006 amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2007 presentation. The reclassifications had no material effect on the previously reported presentation of consolidated net income or shareholders’ equity.

NOTE 3 - ACCOUNTING CHANGES

As indicated in Note 2 p), effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption “Provisions”, for both short and long – term. Such provision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet, or since its last repair. Under the new method, the costs incurred in heavy owned aircraft and engine maintenance are capitalized and amortized to the next overhaul.

The cumulative effect of this accounting change at January 1, 2006, increased non–operating income by US$40.3 million, as it is described in Note 22. For the accounting year 2006, this change resulted in a ThUS$3,121 reduction to Operating expenses in the Consolidated Statement of Income.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities include the following:

	At December 31,
	2007	2006
	(In thousands of US$)
Bonds	22,428	20,415
Defined-term mutual funds	125,524	39,654

Total	147,952	60,069

Bonds recorded at December 31, 2007 are summarized as follows:

				At December 31, 2007
	Date of			Carrying	Market
	Purchase	Maturity	Interest rate	amount	Value
			%	(In thousands of US$)
Chilean bonds	09/10/2004	12/05/2008	7.58	1,402	1,433
Foreign bonds	07/26/2006	12/03/2008	9.04	21,026	21,463

Total				22,428	22,896

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

Short-term

	At December 31,
	2007	2006
	(In thousands of US$)
Accounts receivable – passenger services	97,232	97,350
Accounts receivable – cargo services	163,758	117,165
Advances for purchases of aircraft	120,906	91,234
Other accounts receivable	86,405	50,763

Total	468,301	356,512

Accounts receivable are shown net of an allowance for bad debts of ThUS$21,946 at December 31, 2007 and ThUS$ 28,364 at December 31, 2006.

Included in short term accounts receivable as of December 31, 2007 are a total of approximately US$17.1 million from the Brazilian company VRG LINHAS AEREAS S.A. and a total of US$8.7 million from Florida West International Airways INC.- reclassified from balances with related companies since the participation that the subsidiary Lan Cargo S.A. had, was sold in December 2007. See Note 10.

Long-term

Long-term accounts receivable at December 31, 2007 and 2006 amounted to ThUS$12,171 and ThUS$28,915, respectively.

NOTE 6 - INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Spare parts and materials used for maintenance(1)	50,740	39,734
Aircraft for sale(2)	2,947	3,862
Duty-free inventories	4,410	3,231

Total	58,097	46,827

(1)	Spare parts and materials for sale are shown net of provision for market value adjustment of ThUS$3,264 at December 31, 2007 and ThUS$2,121 at December 31, 2006.

(2)	Corresponding to 4 Boeing 737 Aircraft shown net of a provision for retirement of ThUS$1,390 at December 31, 2007.

NOTE 7 - PREPAID EXPENSES

Prepaid expenses include the following:

	At December 31,
	2007	2006
	(In thousands of US$)
Prepaid insurance on aircraft	4,475	15,030
Prepaid rentals on aircraft and costs of receiving leased aircraft	6,715	8,720
Prepaid advertising services	708	1,040
Other	1,051	1,996

Total	12,949	26,786

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

NOTE 8 - OTHER CURRENT ASSETS

Other current assets consist of the following:

	At December 31,
	2007	2006
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	3,634	357
Fair value of derivative contracts	6,280	7,778
Other	3,126	4,189

Total	13,040	12,324

NOTE 9 - PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a)	Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Flight equipment:
Boeing 767 aircraft under capital lease	638,534	461,845
Boeing 737 – 200ADV aircraft	13,836	27,498
Boeing 767 – 200ER aircraft	—	70,574
Boeing 767 – 300ER aircraft	678,159	334,248
Boeing 767 – 300F freighter aircraft	273,343	459,659
Airbus A-318 aircraft	140,900	—
Airbus A-319 aircraft	342,147	342,142
Airbus A-320 aircraft	225,980	145,939
Engines and rotating parts	397,764	277,278
Spare parts	21,536	18,466
Other	43,694	42,662
Land and buildings:
Land	14,424	10,739
Buildings	64,313	62,175
Other installations	40,164	38,175
Construction in progress	1,513	2,270
Other fixed assets:
Communication and computer equipment	74,588	72,763
Furniture and office equipment	16,270	15,910
Other	63,159	54,105

Property and equipment (gross)	3,050,324	2,436,448
Less Accumulated depreciation	(698,719)	(580,533)

Property and equipment (net)	2,351,605	1,855,915

In June 30, 2006, the Company sold its ownership in Seagull Leasing LLC, who owns a Boeing 767-300F aircraft and is leasing the aircraft to Lan Cargo S.A. The existing financial leasing contract between Seagull and Lan Cargo S.A regarding this aircraft remained unchanged. As a result of the sale transaction, this aircraft has been reclassified from owned Property and equipment to Property and equipment under capital lease.

In March 31, 2007, Lan Cargo S.A. sold its stake in the Bluebird Leasing LLC permanent establishment, which owns two Boeing 767-300F aircraft. The operation was carried out while keeping in effect the financial leasing agreements such entity had originally entered into with Lan Cargo S.A. for the aforementioned aircraft. As a result of the latter, the aircraft, which had been recorded under Machinery and equipment, have been reclassified to Other fixed assets. Consequently, the debt associated with such operation has been reclassified from Short and long-term bank obligations to both current portion of long term leasing obligations and Obligation under capital leases, respectively.

Included in Property and equipment at December 31, 2007 and 2006, are ThUS$638,534 and ThUS$461,845 of equipment under capital leases with accumulated depreciation aggregating ThUS$236,007 and ThUS$163,098, respectively.

Depreciation expense for the years ended December 31, 2007, 2006 and 2005, amounted to ThUS$ 143,796, ThUS$115,939 and ThUS$ 73,969, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$9,646 at December 31, 2007 and ThUS$ 16,975 at December 31, 2006.

As of December 31, 2007, Property and equipment is shown net of a provision for retirement of ThUS$ 5,400 for Boeing 737 aircraft.

In 2002, the Company entered into a sale-leaseback transaction. Under this arrangement, engines were sold for ThUS$13,100 and leased backed over a 7-year operating lease agreement. The gain on the sale of ThUS$6,883 is being amortized over the term of the operating lease agreement.

b)	Fleet composition

At December 31, 2007, the fleet of the Company consists of 86 aircraft, of which 46 aircraft are owned by, or under capital lease to, the Company and 40 aircraft are leased under operating leases.

Aircraft owned:

Aircraft	Model	Use	2007	2006
Boeing 737 (*)	200ADV	Passenger	5	6
Boeing 737	200ADV	Freight	1	1
Boeing 767	300ER	Passenger	10	7
Boeing 767	300F	Freight	8	8
Boeing 767 (**)	200ER	Passenger	1	1
Airbus A-318	100	Passenger	5	—
Airbus A-319	100	Passenger	10	10
Airbus A-320	200	Passenger	6	4

Total owned			46	37

(*)	One of these aircraft is leased to Pluna Lineas Aereas Uruguayas S.A. and other aicraft is leased to Sky Services S.A.

(**)	Leased to Aerovías de México S.A.

Leased aircraft under operating leases:

Aircraft	Model	Use	2007	2006
Boeing 767	300ER	Passenger	12	13
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger	6	10
Airbus A-319	100	Passenger	5	5
Airbus A-320	200	Passenger	11	11
Airbus A-340	300	Passenger	5	4

Total leased			40	44

Total owned and leased			86	81

NOTE 10 - INVESTMENTS IN RELATED COMPANIES AND GOODWILL

a)	Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment		Proportional Share of income (loss)
Company	2007	2006	2005	2007	2006	2007	2006	2005
	%	%	%			(In thousands of US$)
Concesionaria Chucumata S.A.	16.7	16.7	16.7	119	250	123	135	160
Lufthansa Lan Chile Technical Training S.A.	50	50	50	702	609	224	196	152
Austral Sociedad Concesionaria S.A.	20	20	20	661	886	257	173	173
Florida West International Airways Inc.(1)	—	25	25	—	—	(497)	76	79
Lanlogistics, Corp (2)	—	—	—	—	—	(5,193)	—	—
Choice Air Courier del Perú S.A.(1)	—	50	50	—	100	—	18	19

Total				1,482	1,845	(5,086)	598	583

(1)	During 2007, these entities were sold.

(2)	During 2007, this entity was dissolved.

b)	Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2007 and 2006 were as follows:

Company	Balance January 1, 2007	Additions and deductions	Amortization	Balance December 31, 2007
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	19,004	—	(1,810)	17,194
Prime Airport Service Inc.	405	—	(36)	369
Mas Investment Limited	2,544	—	(181)	2,363
Air Cargo Limited	595	—	(42)	553
Promotora Aérea Latinoamericana S.A.	1,295	—	(84)	1,211
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,296	—	(294)	4,002
Aerolinheas Brasileiras S.A.	2,157	—	(143)	2,014
Skyworld International Couriers, Inc.(1)	3,826	(3,826)	—	—
Lan Box, Inc. (1)	1,796	(1,796)	—	—
SkyBox Services Corp.(1)	639	(639)	—	—
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	35	—	(2)	33
H.G.A. Rampas del Ecuador S.A.	34	—	(2)	32
Inversora Cordillera S.A.	6,226	1,754	(363)	7,617
Lan Argentina S.A. (Ex – Aero 2000 S.A.)	688	(17)	(37)	634

Total Goodwill	43,540	(4,524)	(2,994)	36,022

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.(1)	(71)	71	—	—

Total Negative Goodwill	(71)	71	—	—

Total	43,469	(4,453)	(2,994)	36,022

Company	Balance January 1, 2006	Additions and deductions	Amortization	Balance December 31, 2006
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A. (Ex Lan Chile Cargo S.A.)	20,814	—	(1,810)	19,004
Prime Airport Service Inc.	440	—	(35)	405
Mas Investment Limited	2,725	—	(181)	2,544
Air Cargo Limited	640	—	(43)	597
Promotora Aérea Latinoamericana S.A.	1,379	—	(84)	1,295
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,590	—	(294)	4,296
Aerolinheas Brasileiras S.A.	2,300	—	(143)	2,157
Skyworld International Couriers, Inc.	4,078	—	(254)	3,824
Lan Box, Inc.	1,902	—	(106)	1,796
SkyBox Services Corp.	693	—	(54)	639
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	36	—	(2)	35
H.G.A. Rampas del Ecuador S.A.	36	—	(2)	34
Inversora Cordillera S.A.	4,633	1,873	(280)	6,226
Lan Argentina S.A. (Ex Aero 2000 S.A.)	660	63	(35)	688

Total Goodwill	44,926	1,936	(3,323)	43,540

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.	(73)	—	2	(71)
Americonsult de Guatemala S.A.	(102)	99	3	—

Total Negative Goodwill	(175)	99	5	(71)

Total	44,751	2,035	(3,318)	43,469

(1)	During 2007 these entities were sold.

c)	Acquisitions and other information

LanLogistics, Corp.

On May 16, 2007, Lan Logistic Corp. (an affiliate of Lan Cargo S.A.) sold all its stake in Skyworld International Couriers Inc. and Lanbox Inc. Previously, Lan Logistic Corp. had sold its stake in All Cargo Net on April 30, 2007. All such operations resulted in a loss after sale amounting to MUS$ 4.252.

Due to the aforementioned, the negative goodwill which Lan Logistics Corp. had recorded in the purchase of such investments was included in the determination of the loss on the sale of such investment.

On December 20, 2007, the Corporate Division of the State of Delaware authorized the dissolution of Lan Logistics Corporation (a LAN Cargo S.A. affiliate).

Mas Investment Limited (Bahamas)

On February 10, 2006, Aerotransportes Mas de Carga S.A. sold 99% ownership of Sociedad Americonsult de Guatemala S.A. As a result of this, the negative goodwill originated in the purchase of that investment was reversed to Income.

Lan Pax Group S.A.

On April 13, 2005, Lan Pax Group S.A. acquired 49% ownership and obtained control of Inversora Cordillera S.A. On April 14, 2005, the newly acquired and consolidated subsidiary Inversora Cordillera S.A. acquired 95% ownership of Aero 2000 S.A. (currently Lan Argentina S.A.). In a separate transaction Lan Pax Group S.A. acquired an additional 2.45% of Aero 2000 S.A. These transactions were accounted for as purchases resulting in ThUS$5,499 in goodwill allocated ThUS$ 4,815 to Inversora Cordillera S.A. and ThUS$ 684 to Aero 2000 S.A.

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

On August 17, 2006, Lan Pax Group S.A., acquired 1.55% of Lan Argentina S.A. (ex—Aero 2000 S.A.) for ThUS$ 70 equivalent to 29.140 shares, increasing its ownership from 2.45% to 4%. Additionally, Lan Pax Group S.A. made a capital contribution increase of ThUS$ 94. This transaction generated goodwill amounting to ThUS$ 63.

On August 17, 2006, Lan Pax Group S.A. acquired 31% of Inversora Cordillera S.A. for ThUS$ 1,872 equivalent to 4,116,818 shares, increasing its ownership interest from 49% to 80%. In addition it made a contribution for capital increase for ThUS$ 7,488. As a result of this transaction, Lan Pax Group S.A. recorded goodwill amounting to ThUS$ 1,873.

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

On August 28, 2007, the Lan Pax Group S.A. affiliate took part in the capital increase at Inversora Cordillera S.A. for an amount of MUS$ 18.526, increasing its stake from 80% to 90.52% Such operation generated goodwill amounting to MUS$ 1.754.

On August 28, 2007, the Lan Pax Group S.A. affiliate participated in the capital increase at Lan Argentina S.A. (formerly known as Aero 2000 S.A.) for MUS$ 904, keeping its 4% stake in the company.

On August 28, 2007, the Inversora Cordillera S.A. affiliate participated in the capital increase at Lan Argentina S.A. (formerly known as Aero 2000 S.A.) for MUS$ 18.742, keeping its 95% stake in the company.

On June 20, 2007, the Lan Pax Group S.A. affiliate, took part in the capital increase at Inversora Cordillera S.A. for MUS$ 2.543, keeping its 80% stake in the company.

On June 20, 2007, the Inversora Cordillera S.A. affiliate participated in the capital increase at Lan Argentina S.A. (formerly known as Aero 2000) for MUS$ 2.503, keeping its 95% stake in the company.

On December 20, 2007, an agreement was reached at the Extraordinary Shareholders Meeting to reduce the capital of the Lan Argentina S.A. affíliate (formerly known as Aero 2000 S.A.). Such reduction was made proportional to each shareholder’s stake. The capital, which was originally made up by 11’068,484 nominal shares, was reduced to 6,176,253 nominal shares.

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

On April 27, 2007, the Lan Cargo S.A. affiliate made a distribution of dividends for an amount of MUS$ 30.833.

On April 28, 2006, the Lan Cargo S.A. affiliate made a distribution of dividends for an amount of MUS$ 5.934.

On December 20, 2007, the Air Cargo Limited Corporation, an affiliate of Lan Cargo Overseas Limited, sold all its stake at Florida West International Airways Inc., an operation that generated profits amounting to MUS$ 1.128.

At the closing of these financial statements, the Company decided to sell Sociedad Terminal de Exportación Internacional S.A. (“International Export Terminal Corporation”). On January 2, 2008, the Company sold all its stake in Sociedad Terminal de Exportación Internacional S.A. This operation resulted in a gain after sale amounting to MUS$ 1,636.

Lan Perú S.A.

In May 2007, the Lan Perú S.A. affiliate made a distribution of dividends to Lan Airlines S.A. for an amount of MUS$ 737 and to Inversiones Aéreas S.A. for MUS$ 329.

NOTE 11 - ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	300,094	224,520
Deposits on aircraft leases	13,781	10,020
Other deposits	2,568	3,313

Total	316,443	237,853

NOTE 12 - OTHER ASSETS

Other assets are summarized as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Unrealized losses on derivative contracts(1)	57,177	26,828
Intangibles and other	32,939	27,605

Total	90,116	54,433

(1)	The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.

NOTE 13 - OTHER LIABILITIES AND PROVISIONS

Other liabilities and provisions are summarized as follows:

a)	Other current liabilities

	At December 31,
	2007	2006
	(In thousands of US$)
Engine overhaul provision	65,921	44,433
Withholdings on employee salaries	9,552	7,870
Employee vacations	16,684	13,401
Lan Pass awards and Lan Corporate liability (frequent flyer mileage)	8,906	9,770
Income taxes payable	8,101	1,530
Boarding fees	48,527	34,749
Others	18,979	16,267

Total	176,670	128,020

b)	Provisions (long-term)

	At December 31,
	2007	2006
	(In thousands of US$)
Engine overhaul provision	48,544	36,395
Reserve for loss related to the ongoing investigation by the European Commission	25,000	—
Employee vacations	7,934	6,722
Others	12,963	2,775

Total	94,441	45,892

NOTE 14 - INCOME TAX

a)	Charges arising from income tax amount to ThUS$ 13,995, ThUS$ 14,123 and ThUS$ 1,261 in 2007, 2006 and 2005 respectively, and have been determined based on current local tax legislation.

b)	Deferred income taxes

At December 31, 2007, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,444	141	—	—
Provision for obsolescence of spare parts	2,935	—	—	—
Provision for vacations	2,511	1,402	—	—
Tax loss carry forwards	34	23,320	—	—
Property and equipment	—	—	—	—
Others	2,058	22,927	—	—

Gross deferred tax assets	11,982	47,790	—	—

Prepaid expenses	—	—	3,547	1,264
Unearned income	—	—	—	17,781
Property and equipment	—	—	—	161,114
Others	—	—	2,163	27,787

Gross deferred tax liabilities	—	—	5,710	207,946

Less: Complementary accounts	—	—	—	(8,407)
Deferred tax assets valuation allowance	(1,648)	(18,136)	—	—

Total	10,334	29,654	5,710	199,539

At December 31, 2006, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,429	65	—	—
Provision for obsolescence of spare parts	2,960	—	—	—
Provision for vacations	2,099	1,203	—	—
Property and equipment	—	449	—	—
Tax loss carry forwards	2	32,966	—	—
Others	3,818	11,154	—	—

Gross deferred tax assets	13,308	45,837	—	—

Prepaid expenses	—	—	5,043	1,320
Unearned income	—	—	—	16,198
Property and equipment	—	—	—	126,893
Others	—	—	182	23,303

Gross deferred tax liabilities	—	—	5,225	167,714

Less: Complementary accounts	—	—	—	(8,645)
Deferred tax assets valuation allowance	(1,648)	(13,654)	—	—

Total	11,660	32,183	5,225	159,069

c)	Effect on results

	For the years ended December 31,
	2007	2006	2005
	(In thousands of US$)
Current income tax expense	(13,995)	(14,123)	(1,261)
Deferred income tax expense	(44,810)	(32,545)	(26,688)
Other tax expense	(970)	(169)	(309)

Total	(59,775)	(46,837)	(28,258)

NOTE 15 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)	Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2007	2006
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	29	29
Florida West International Airways Inc.	Equity method investee	—	4,495
Choice Air Courier del Perú S.A.	Equity method investee	—	78
Other	Common ownership	197	163

Total		226	4,765

Current liabilities

Notes and accounts payable to related companies:

		At December 31,
Company	Relationship	2007	2006
		(In thousands of US$)
Lufthansa Lan Technical Training S.A.	Equity method investee	259	211
Concesionaria Chucumata S.A.	Equity method investee	4	4
Austral Sociedad Concesionaria S.A.	Equity method investee	33	58
Sociedad Concesionaria Aerosur S.A.	Equity method investee	51	18
Other	Common ownership	10	10

Total		357	301

Long-term assets

Notes and accounts receivable from related companies:

		At December 31,
Company	Relationship	2007	2006
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	—	51

Total		—	51

b)	The main transactions with related entities are summarized as follows:

		Description of	Amount
Company	Relationship	transaction	2007	2006	2005
			( In thousands of US$)
Florida West International Airways Inc.	Equity method investee Lan owns 25%	Aircraft rents received	30,267	40,695	39,540
		Line aircraft maintenance received	3,022	1,885	2,402
		Aircraft rents provided	32,882	31,401	21,898
		Others transactions provided and received	8,448	10,757	11,712
		Jet fuel payments	129	9,282	10,100
		Interline collection	4,509	7,292	2,568
		Other payments	3,022	3,826	690
Lufthansa Lan Technical Training S.A.	Equity method investee Lan owns 50%	Training received	999	708	905
		Prepaid training hours	471	477	360
		Other payments	256	19	19

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

NOTE 16 - LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

	Payable during	Interest rate at	At December 31,
	the years	December 31, 2007	2007	2006
		%	( In thousands of US$)
Loan in US dollars	2001 - 2013 (quarterly)	—	—	126,362
Loan in US dollars	2002 - 2014 (quarterly)	LIBOR+0.9656	110,551	116,976
Loan in US dollars	2004 - 2007 (quarterly)	LIBOR+1.4	—	7,706
Loan in US dollars	2005 - 2012 (quarterly)	LIBOR+1.25	19,529	22,971
Loan in US dollars	2005 - 2017 (quarterly)	LIBOR+0.9634	58,087	62,441
Loan in US dollars	2005 - 2017 (quarterly)	4.68	133,365	143,765
Loan in US dollars	2006 - 2008 (quarterly)	LIBOR+0.4	76,630	60,530
Loan in US dollars	2006 - 2013 (quarterly)	4.92	70,127	76,086
Loan in US dollars	2006 - 2018 (quarterly)	4.98	471,876	504,128
Loan in US dollars	2006 - 2018 (quarterly)	5.25	390,638	—

Total			1,330,803	1,120,965

Less – current portion			102,153	89,883

Long – term portion			1,228,650	1,031,082

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include nine Boeing aircraft, fourteen Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading “Covenants” in Note 23 to the financial statements.

Scheduled payments of long-term loans from financial institutions at December 31, 2007 are as follows:

Payments during the years ended December 31,	(In thousands of US$)
2009	175,555
2010	103,946
2011	108,971
2012	113,600
2013 – 2017	579,049
2018 – 2019	147,529

Total	1,228,650

NOTE 17 - SECURITIZATION OBLIGATION

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

As of March 31, 2006, the commitments regarding the abovementioned contracts with Pelican Finance Ltd. were totally terminated.

In August 22, 2002, the Company signed a new securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years between 2006 and 2009 with an annual financial cost of 6.96% At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which were reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

Payments during the years ended December 31,	(In thousands of US$)
2009	6,752

Subtotal	6,752

Current portion – 2008	12,826

Total	19,578

NOTE 18 - LEASING OBLIGATIONS

As indicated in Note 9, at December 31, 2007, the Company financed forty jet aircraft pursuant to operating leases and eight jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007, were as follows:

Payments during the years ended December 31,	Operating leases (aircraft)	Capital leases
	(In thousands of US$)
2008	144,808	74,781
2009	151,337	74,852
2010	137,154	65,034
2011	152,140	41,191
2012	179,471	44,161
2013 – 2017	551,492	28,924
2017 – 2021	89,355	16,381

Total minimum lease payments	1,405,757	345,324

Less: Amount representing interest		(49,596)

Present value of minimum lease payments		295,728
Less: Current portion of obligation		(61,960)

Long-term portion of leasing obligations		233,768

Aircraft operational lease expenses recorded in the Consolidated Statement of Income amounted to ThUS$ 158,917, ThUS$ 157,681 and ThUS$ 148,202 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 19 - SHAREHOLDERS’ EQUITY

a)	Changes in Shareholders’ equity

The changes in shareholders’ equity during 2005, 2006 and 2007 were as follows:

				Retained earnings
	Number of shares	Common stock	Reserves	Accumulated earnings	Interim dividends	Net income for the year	Total
	(In thousands of US$)
Balances at December 31, 2004	318,909,090	134,303	2,620	208,865	(74,783)	163,552	434,557
Transfer of net income from prior year	—	—	—	163,552	—	(163,552)	—
Final dividends paid	—	—	—	(81,777)	74,783	—	(6,994)
Interim dividends	—	—	—	—	(71,451)	—	(71,451)
Net income for the year 2005	—	—	—	—	—	146,601	146,601

Balances at December 31, 2005	318,909,090	134,303	2,620	290,640	(71,451)	146,601	502,713

Transfer of net income from prior year	—	—	—	146,601	—	(146,601)	—
Final dividends paid	—	—	—	(73,294)	71,451	—	(1,843)
Interim dividends	—	—	—	—	(115,850)	—	(115,850)
Net income for the year 2006	—	—	—	—	—	241,300	241,300

Balances at December 31, 2006	318,909,090	134,303	2,620	363,947	(115,850)	241,300	626,320

Transfer of net income from prior year	—	—	—	241,300	—	(241,300)	—
Final dividends paid	—	—	—	(168,910)	115,850	—	(53,060)
Stock issuance	19,881,819	319,141	(2,672)	—	—	—	316,469
Interim dividends	—	—	—	—	(210,000)	—	(210,000)
Net income for the year 2007	—	—	—	—	—	308,323	308,323

Balances at December 31, 2007	338,790,909	453,444	(52)	436,337	(210,000)	308,323	988,052

b)	Capital

An agreement was reached at the parent company’s Extraordinary Shareholder Meeting held on April 5, 2007, to increase the corporate capital by issuing 22,090,910 unsubscribed shares (equivalent to existing chares), of which 19,881,819 had been subscribed and paid for by December 31, 2007 for an amount of MUS$ 319,141.

The authorized and paid-in capital of the Company is ThUS$453,444 at December 31, 2007 and corresponds to 338,790,909 shares without par value.

The authorized and paid-in capital of the Company is ThUS$134,303 at December 31, 2006 and corresponds to 318,909,090 shares without par value.

c)	Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64
Reserve for caption called stock issuance and placement expenses	(2,672)	(—)

Total	(52)	2,620

These reserves are not distributable and may only be used for capitalization of the Company.

d)	Dividends

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

An agreement was reached at the parent company’s Ordinary Shareholders Meeting held on April 5, 2007, to distribute final dividends based on the results of fiscal year 2006 (amounting to US$ 0.52965 per share), after deducting the interim dividends that had been distributed in July and December, 2006 (equivalent to US$ 0.15071 and US$ 0.21256 per share respectively). The outstanding balance of US$ 0.16638 per share was paid in April, 2007.

An agreement was reached at the parent company’s Ordinary Board of Directors Meeting, held on July 31, 2007, to distribute an interim dividend of US$ 0.26596 per share, based on the results of fiscal year 2007. Such dividends were paid in August, 2007.

At the Parent Company’s Ordinary Board of Directors Meeting held on December 21, 2007, it was agreed to distribute an interim dividend amounting to US$ 0.35389 per share, based on the results of fiscal year 2007. On December 31, 2007 such amount was recorded under Dividends payable, which shall be paid in January 2008.

e)	Major shareholders

The major shareholders of the Company at December 31, 2007, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	25.11
Axxion S.A.	19.03
The Bank of New York (on behalf of ADR holders)	9.66

Total	53.80

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 7.31% ownership) entered into a management and control agreement. At December 31, 2007 this agreement is still in effect.

f)	Stock issuance and placement expenses

The detail of the stock issuance and placement expenses incurred in by the Company at December 31, 2007 is the following:

At December 31, 2007
(In thousands of US$)
Placement fees	1,671
Legal counseling	547
Accounting fees	176
Financial consulting	129
Printing & other expenses	100
Registration and recording fees	49

Total	2,672

These costs are recorded in an equity account and classified under the Other reserves caption called Stock issuance and placement costs.

Pursuant to Circular Letter No. 1736 of the Superintendency of Securities and Insurance, the Stock issuance and placement expenses shall be discounted from the Capital at the next Extraordinary Shareholder Meeting to be held by the parent company.

g)	Stock option plans

At the Extraordinary Shareholders’ Meeting held on April 5, 2007, a stock-option compensation plan was agreed to for the Company’s executives and 10% of the capital shares increase was authorized to be issued for this purpose.

In May 17, 2007, the Board of Directors granted a group of executives an option to subscribe for a total of 2,209,091 shares at a price of USD 16.11208 per share. This was formalized during December 2007 through the signing of share subscription contracts in accordance to the following vesting calendar:

Percentage	Period
%
30	as of July 1st, 2009
30	as of July 1st, 2010
40	as of July 1st, 2011

The stock-option compensation contracts consider the following terms:

The beneficiary must be an employee of the Company on the date the right to exercise the option begins, i.e. July 1, 2009, 2010 and 2011, respectively.

The executive will not be able to exercise any option before July, 2009.

When the options become available, the option may be exercised for all or part of the shares and must be paid for in cash.

The executive is not compelled to make use of the right to exercise his options and, if he wishes to do so, can wait to exercise such options, in all or part, at the end of the plan whose deadline is on September 30, 2011.

Each exercise shall exceed 10% of the total stock option package.

The stock options given to each executive in accordance to this plan may not be sold or assigned under any circumstance, but shares purchased under this plan shall be owned by the executive with the same rights any other shareholder has and they may be sold immediately or whenever the executive deems convenient.

In case the executive resigns or gets laid off, he will just be able to exercise his rights for the options that may be in effect (i.e.: those which have vested), losing the right to exercise the options that have not vested. In addition, the executive who resigns or gets laid off will have up to 30 calendar days (as of the date of his resignation or termination) to exercise the options that have vested, provided such term does not exceed the deadline set for the options package.

In the event of the death of the executive, the option to exercise his full stock package shall be given to his or her beneficiaries, who shall have up to 180 days to exercise the options as of the date of his decease. In the event of permanent impairment, the executive shall keep his complete option plan coupled to the same original vesting calendar.

As described in Note 2z), these shares have been valued and recorded according to the fair value of the options when granted, which amounted to ThUS$ 3,516, and was calculated using the Black-Sholes-Merton method.

Volatility has been estimated historically as it is not possible to estimate implicitly in the absence of a market for these options.

Since the stock-option contracts were signed during December, 2007, the fair value determined is recorded as a charge to wages and benefits and credit to Other reserves beginning January, 2008, and is amortized on a straight-line basis over the period between the granting of the options and the date that these become vested.

NOTE 20 - OTHER OPERATING REVENUES

The Other revenues were comprised of the following:

	For the year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Aircraft leases	37,232	30,991	23,806
Logistics and couriers	29,263	44,381	39,932
Ground services	9,285	19,968	18,842
Duty free	22,241	16,701	15,602
Storage and customs brokerage	29,546	10,925	10,689
Others	45,832	24,891	26,445

Total	173,399	147,857	135,316

NOTE 21 - OPERATING EXPENSES

Wages and benefits are summarized as follows:

	At December 31,
	2007	2006	2005
	(In thousands of US$)
Flight personnel	153,201	134,542	110,298
Maintenance personnel	56,869	51,242	41,549
Ground personnel	110,779	69,905	73,800
Administrative and corporate employees	168,701	187,278	145,949

Total	489,550	442,967	371,596

Other operating expenses include general and administrative expenses such as rents, insurance and other expenses of ThUS$ 197,942 in 2007, ThUS$ 139,942 in 2006 and ThUS$ 121,618 in 2005.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$37,532 in 2007, ThUS$ 23,459. in 2006 and ThUS$ 19,490 in 2005.

NOTE 22 - OTHER INCOME (EXPENSE) - NET

Other income (expense) - net for each year are summarized as follows:

	For the year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Non-operating income:
Effect of accounting change mentioned in Note 3	—	40,344	—
Jet fuel swap contracts	28,190	12,903	51,480
Foreign currency transactions (net)	15,700	5,536	6,004
Earnings on investments (equity method)	604	598	583
Other	4,626	3,988	5,296

Total	49,120	63,369	63,363

Non-operating expenses:
Reserve for loss related to the ongoing investigation by the European Commission(1)	(25,000)	—	—
Amortization of goodwill	(2,994)	(3,318)	(3,218)
Losses on investments (equity method)	(5,690)	—	—
Non-recurring indemnities paid to employees(2)	—	(11,747)	—
Provision for retirement of Boeing 737 Aircraft(3)	—	(8,100)	—
Other	(2,817)	(3,091)	(1,911)
Total	(36,501)	(26,256)	(5,129)

Other income (expense) – net	12,619	37,113	58,234

(1)

The reserve for loss regarding Air Freight investigation is provided at the estimated amount of contingent losses which are expected to be incurred as a result of the investigation by the European Commission.

(2)

During 2006, the Company made the decision to restructure its operations and processes reducing its workforce. This restructuring resulted in non-operating expenses of ThUS$ 11,747 due to the payment of indemnities to terminated employees. The Company does not anticipate any further costs associated with this restructuring.

(3)

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

NOTE 23 - COMMITMENTS AND CONTINGENCIES

At December 31, 2007 and 2006, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees (In thousands of US$):

	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
Type of Guarantee	Type	Book Value	2007	2006
Mortgage, and pledge guarantee	Aircraft and motors	1,432,319	1,254,173	1,052,729
Mortgage	Building	—	—	7,706
Pledge	Spare parts	331	—	—

Indirect Guarantees:

The Company guaranteed a ThUS$ 3,500 letter of credit dated April 26, 2001, granted in favor of Celestial Aviation Trading 16 Limited due to an Aircraft Lease Agreement (“Lease”) between Lan Cargo S.A. and Celestial Aviation Trading 16 Limited. The Company guarantee is valid until the letter of credit expiration date (April 25, 2008) and was required by Celestial Aviation Trading 16 Limited, the owner of the aircraft. As a result, the Company would be liable for repayment of such letter of credit, should Lan Cargo S.A. not fulfill its obligation under the lease. No liability is carried on the balance sheet for the Company’s obligation under the guarantee.

Commitments

In August 1999, the Company entered into a purchase agreement for seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). As of December 31, 2007, four of these aircraft have been received and the remaining three were canceled.

On April 28, 2005, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. One of these aircraft was received during 2006 and the two remaining aircraft were received during 2007.

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft for a total of ThUS$ 450,000. The delivery is scheduled for 2008.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the purchase agreement signed on March 20, 1998. This amendment relates to the purchase of thirty two new Airbus A320 Family Aircraft (with an option to purchase an additional fifteen aircraft in the future). Eight of this aircraft were received during 2006, seven were received during 2007 and the remaining seventeen aircraft are expected to be delivered during 2008. The estimated cost for the remaining aircrafts is approximately ThUS$ 600,000.

On March 31, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft. One of these aircraft was received during 2007 and the two remaining aircraft are expected to be delivered during 2008. The estimated maximum cost for the remaining two aircrafts is ThUS$ 300,000.

On December 14, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2009.

On March 6, 2007, the Company exercised call option for the additional fifteen Airbus A320 Family Aircraft s related to the purchase agreement signed on October 4, 2005. These aircrafts are scheduled for delivery during 2010 and 2011. The estimated cost for these fifteen aircrafts is ThUS$ 525,000.

On July 3, 2007, the Company entered into a purchase agreement for two Boeing 777 freighter aircraft for a total of ThUS$ 500,000. These aircraft are scheduled for delivery during 2011 and 2012.

On October 29, 2007, the Company entered into a purchase agreement for twenty six Boeing 787 aircraft (with the option to purchase an additional fifteen aircraft). The estimated cost of these twenty six aircraft is ThUS$ 3,500,000. These aircraft are scheduled for delivery between 2012 and 2016.

Contingencies

Cargo Investigation

In February 2006, the European Commission, in conjunction with the Department of Justice of the United States, initiated a global investigation including a large number of international cargo airlines–among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets.

On December 26, 2007, the Directorate-General for Competition of the European Commission notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. LAN is currently reviewing the terms of the notification. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. Notwithstanding the above, in the fourth quarter of 2007, LAN recorded a US$ 25.0 million reserve in Other Non-Operating Expenses in relation with this investigation.

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

The loan agreement with BBVA–Banco Bhif has placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

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

As of December 31, 2007, the Company was in compliance with all covenants.

Other

At December 31, 2007, the Company had approved credit lines in the amount of ThUS$ 325,000. These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries and (b) bank credit letters issued in favor of the local air administration or the Chilean Government.

NOTE 24 - FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Assets denominated in:
Chilean pesos	233,755	131,908
Other currencies	155,108	110,428

Total	388,863	242,336

Liabilities denominated in:
Chilean pesos	86,178	63,302
Other currencies	74,884	101,831

Total	161,062	165,133

NOTE 25 - SEGMENT REPORTING

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

	Year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Domestic (Chile)	521,406	414,587	428,644
North America	1,179,229	1,336,548	1,194,996
South America (excluding Chile)	1,252,963	867,620	619,860
Europe	337,793	266,660	158,544
Pacific	233,532	148,545	104,309

Total	3,524,923	3,033,960	2,506,353

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 26 - SUBSEQUENT EVENTS

The Company has no knowledge of any other subsequent events that would have a significant effect on the balances or interpretation of these financials statements.

NOTE 27 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 p) below and certain disclosures required under FAS 109 are set forth under paragraph 2 c) below.

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

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization ceased for US GAAP purposes beginning in 2002.

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

For US GAAP purposes, the reversal of amortization of goodwill from the purchases made by the Company and the purchase accounting adjustments of conforming business acquisitions prior to June 30, 2001 to US GAAP are shown in paragraph 1 p) below. As a result of the annual impairment tests performed by the Company, no adjustment to the book value of goodwill was deemed necessary.

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

As mentioned in Note 2 k), certain property and equipment are valued in the consolidated financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property and equipment is an accounting principle that is not generally accepted in the United States. Assets that were subjected to appraisals have been fully depreciated or are no longer owned by the Company. Accordingly, there is no impact on US GAAP results and no adjustments recorded.

d)	Minimum dividend

As required by the Chilean Companies Act unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2007, 2006 and 2005, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e)	Equity method of accounting and Consolidation

As mentioned in Note 2 l), for Chilean GAAP purposes, beginning in 2005, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 20% and 50% of the voting stock of the investee. Prior to 2005, when investments in related companies represented between 10% and 50% of voting rights the equity method was used. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB.

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

The inclusion of price-level restatements when the US dollar is the reporting currency is not permitted under US GAAP. However, in the case of the Company, the effects of including price-level restatement at the subsidiary level are not significant and accordingly the effects of reversing the price-level restatement are not included in the reconciliation of net income and net equity accounts to US GAAP in paragraph 1 p) below.

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

The Company’s investments in bonds are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds is included in the reconciliation of reported Net income to Comprehensive income in accordance with US GAAP in paragraph 1 p) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

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

As a result of these differences, the Consolidated Statement of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2007	2006	2005
	(In thousands of US$)
Net cash provided by (used in) financing activities under Chilean GAAP	383,419	503,717	177,888
Loans repaid	(46,824)	(33,559)	(38,180)

Net cash provided by (used in) financing activities under US GAAP	336,595	470,158	139,708

Net cash provided by (used in) investing activities under Chilean GAAP	(844,254)	(905,746)	(560,422)
Acquisitions of property and equipment	46,824	33,559	38,180

Net cash provided by (used in) investing activities under US GAAP	(797,430)	(872,187)	(522,242)

Net cash and cash equivalents at the end of year under US GAAP is as follows:

	At December 31,
	2007	2006	2005
	(In thousands of US$)
Cash	11,506	9,565	11,733
Time deposits	308,585	148,663	34,519
Defined-term mutual funds (included in Marketable Securities)	125,524	39,654	65,019
Other current assets	—	1,614	—

Total	445,615	199,496	111,271

There are no significant non-cash investing or financing transactions in the three years ended December 31, 2007. The Company made cash payments for interest of ThUS$ 73,633, ThUS$ 60,107 and ThUS$36,630 for the years ended 2007, 2006 and 2005, respectively. The Company made tax payments of ThUS$ 52,337, ThUS$ 49,846 and ThUS$ 37,357 for the years ended 2007, 2006 and 2005, respectively.

i)	Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2007, 2006 and 2005 are classified as Other income (expense) - net whereas under US GAAP they would be recorded within operating income:

	Year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Non-operating income:
Effect of accounting change(1)	—	40,344	—
Jet fuel swap contracts	28,190	12,903	51,480

Total	28,190	53,247	51,480

Non-operating expenses:
Provision for retirement of Boeing 737 Aircraft(2)	—	8,100	—
Reserve for loss related to the ongoing investigation by the European Commission	25,000	—	—
Non-recurring indemnities paid to employees(2)	—	11,747	—

Total	25,000	19,847	—

(1)

The Company recorded a ThUS$ 40,344 cumulative effect for a change in accounting principles as Non-operating income in 2006 for Chilean GAAP. This is adjusted for and included in the US GAAP reconciliation in Note 2 (p).

(2)	See Note 22.

j)	Internal use software

As mentioned in Note 2 aa), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not significant and accordingly, these costs are not included in the reconciliation to US GAAP of net income and net equity accounts in paragraph 1 p) below.

k)	Recognition of tax loss carryforwards

At December 31, 2000, Lan Perú had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and

Lan Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Perú had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which expired without being utilized. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill. As a result, the US GAAP reconciliation in paragraph 1 p) below includes an adjustment to decrease goodwill on the purchase of Lan Perú in 2001 by ThUS$488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

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

For US GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended, on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the

Consolidated Balance Sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

As indicated below in paragraph 2 f), the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The effect of the differences in accounting for derivative financial instruments under Chilean and US GAAP is included in paragraph 1 p) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 f).

m)	Change in accounting policy for maintenance costs and adoption of FSP AIR-1

As mentioned in the Financial Statements as of December 31, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft for both Chilean and US GAAP, from the accrual method to the deferral method, effective January 1, 2006. This change in accounting principle for Chilean and US GAAP was preferable, and in line with industry practice. The effect of this change was recorded prospectively under Chilean GAAP and resulted in an approximate US$ 40.3 million increase in Non-operating income for 2006.

In the FASB Staff Position No. AUG AIR-1 (“FSP AIR-1”), the FASB also eliminated the use of the accrual method for US GAAP, effective January 1, 2007. Therefore, for US GAAP only, the Company adopted FSP AIR-1 and changed its accounting principle for heavy aircraft and engine maintenance costs on leased aircraft from the accrual method to the cash method (record maintenance expenses as incurred), effective January 1, 2007.

For US GAAP reporting purposes, the Company has retrospectively applied the use of the deferral method and the cash method for owned and leased aircraft, respectively, to prior periods’ financial statements.

In the case of heavy aircraft and engine maintenance costs associated with the owned aircraft, the cumulative effect of the accounting change on periods prior to the fiscal year ended December 31, 2004 was reflected in the carrying amounts of assets and liabilities as of January 1, 2004. An offsetting adjustment was made to the opening balance of retained earnings as of January 1, 2004. The effects of this change in accounting policy are shown below and under paragraph 1 p). The effect of this change on the 2006 US GAAP results was a decrease in net income of approximately US$40.3 million. The cumulative effect on the 2004 beginning Shareholders’ equity balance was an increase of US$ 38.7 million.

Regarding the heavy aircraft and engine maintenance costs associated with the leased aircraft, the cumulative effect of the adoption of the FSP AIR-1 on periods prior to the fiscal year ended December 31, 2005 was reflected in the carrying amounts of assets and liabilities as of January 1, 2005. An offsetting adjustment was made to the opening balance of retained earnings as of January 1, 2005. The effects of this change in accounting policy are shown below and under paragraph 1 p).

The effect of this change on the 2007 US GAAP results was an increase in net income of approximately US$ 32.9 million. The cumulative effect on the 2005 beginning Shareholders’ equity balance was an increase of US$ 88 million.

The following financial data shows the effect of the retrospective application of the change in accounting principle and the adoptions of FSP AIR-1 under US GAAP:

	2005
	(as adjusted)	(as reported)
	(In thousands of US$)
Balance sheet:
Property and equipment (net)	1,232,829	1,252,270
Provisions	(12,785)	(160,563)

	2005
	(as adjusted)	(as reported)
	(In thousands of US$)
Income statement:
Depreciation and amortization	(72,111)	(80,456)
Aircraft maintenance	(96,007)	(132,198)
Total operating expenses	(2,356,156)	(2,313,237)
Operating income	150,197	193,116
Income tax	(26,104)	(25,335)
Net Income	156,492	154,970
Earnings per share	0.49	0.49

	2006
	(as adjusted)	(as reported)
	(In thousands of US$)
Balance sheet:
Property and equipment (net)	1,857,722	1,876,454
Provisions	(1,734)	(80,828)
Income statement:
Depreciation and amortization	(122,682)	(122,802)
Aircraft maintenance	(127,475)	(117,206)
Total operating expenses	(2,728,133)	(2,731,338)
Operating income	286,975	302,622
Income tax	(36,451)	(38,526)
Net Income	201,566	209,730
Earnings per share	0.63	0.66

n)	Late delivery fees

Under Chilean GAAP, contractual payments made to the Company by the aircraft or equipment manufacturer due to the nondelivery of an aircraft or equipment by a stated delivery date, are accounted for as revenue. These payments are generally specified in the asset purchase agreement and are negotiated to represent compensation for an airline’s lost revenue associated with the delay in the delivery of an aircraft or equipment. As of December 31, 2007, a total of ThUS$ 18,732 was recorded as Other Income in Operating revenues due to a change in the delivery schedule of certain Airbus A318 aircraft.

For US GAAP reporting, the Company has adopted Technical Practice Aid (TPA) Technical Questions and Answers (TIS) section 2210.28, “Accounting for Certain Liquidated Damages” (AICPA, Technical Practice Aids), under which late delivery fees are typically recorded as a reduction of the cost of the asset and, therefore, reduce depreciation on a prospective basis. The effect of the differences in accounting for liquidated damages under Chilean and US GAAP is included in paragraph 1 p) below.

o)	Stock option plans

As of January 1, 2007, the Company adopted SFAS No. 123(R) Accounting for Stock-Based Compensation for USGAAP reporting purposes. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values estimated at the date of the grant. Because as of the date of transition there were no shares outstanding from previous plans, FAS 123 (R) had no effect on the Company´s result of operations or financial position upon adoption.

In May 17, 2007, the Board of Directors agreed to issue to a group of executives stock options for a total of 2,209,091 shares as mentioned in Note 19 to the Financial Statements. The Share Subscription Agreement (“Agreement”) dated December, 2007 sets the exercise price at USD 16.11208 per share, indexed to US CPI. As of December 31, 2007, 1,235,000 stock options have been granted under the Agreement.

The fair value of the options granted in December 2007, representing total compensation expense, is ThUS$ 3,516. For Chilean GAAP, the Company recognizes a charge to compensation cost and a credit to other reserves on a straight-line basis over the period between the date of grant and the date the options are vested. Because the amount earned from the date of grant until December 31, 2007 was not material, no charges for share-based compensation expense were registered.

The Company determined the fair value of ThUS$ 3,516 for these options on the date of grant using the “Black-Scholes-Merton” option valuation model and the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. LAN estimated the expected term of awards granted based on the vesting and expiration terms of the awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is assumed to be 30% based on the Company’s history and expectation of dividend payments.

Stock price at date of grant (US$)	14.10835
Exercise price (US$)	16.11208
Expected volatility (%)	33
Expected dividends (minimum required) (%)	30
Risk free rate (%)	6
Expected term (years)	3.8

Option vesting:

	From	Until
30%	July 1, 2009	September 30, 2011
30%	July 1, 2010	September 30, 2011
40%	July 1, 2011	September 30, 2011

A summary of stock option activity, and changes during the year ended December 31, 2007 is presented below:

Number of options
Outstanding at January 1, 2007	—
Granted	1,235,000
Vested	—
Forfeited or expired	—
Outstanding at December 31, 2007	1,235,000
Excercisable at December 31, 2007	—

Treatment under Chilean GAAP, which is in accordance with International Financial Reporting Standard No. 2 Share-based payments, considers these stock options as equity awards. SFAS 123(R) requires that an award which is indexed to a factor that is not a market, performance, or service condition be classified as a liability. Considering that the options were granted in December 2007 and that the fair value of the options is non significant as of December 31, 2007, there is no adjustment included in the reconciliation under paragraph (1.p) for the year 2007. In future years, for US GAAP, the Company will record a liability and compensation expense for the portion of the awards that vest during the period. The liability will be measured based on the award´s fair value remeasured at each reporting date until the date of settlement, with changes in fair value also recognized as compensation expense.

p)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	308,323	241,300	146,601
Deferred income tax provision (par. 1 a)	(2,626)	10,386	2,154
Purchase accounting adjustments of property and equipment on Lan Cargo S.A (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	(64)	(64)	(64)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	(1,641)	120	—
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	—	(2,080)	2,233
Ineffectiveness of cash flow hedges of interest rates cap contracts (par. 1 l and par. 2 f)	890	(890)	—

	For the year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 l and par. 2 f)	59	59	59
Reversal of goodwill and its amortization (par. 1 b)	2,994	3,318	3,218
Effect of change in accounting policy (par. 1 m)	—	(40,344)	1,617
Effect of adoption FSP AIR-1 (par. 1 m)	32,934	(10,239)	674
Effect of late delivery fees (par. 1 n)	(18,852)	—	—

Net income in accordance with US GAAP	322,017	201,566	156,492

	For the year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate contracts (par. 1 l and par. 2 f)	(36,188)	(11,259)	9,441
Jet fuel swaps (par. 1 l and par. 2 f)	7,739	(12,454)	(6,344)
Treasury rate lock (par. 1 l and par. 2 f)	471	471	471
Unrealized gain on investment (par. 2 b)	264	(8,205)	(2,233)

Other comprehensive income (loss) before taxes	(27,714)	(31,447)	1,335
Income tax (expense) benefit related to items of other comprehensive income (par. 1 a)	4,711	5,346	(227)

Comprehensive income in accordance with US GAAP	299,014	175,465	157,600

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	988,052	626,320	502,713
Deferred income tax provision (par. 1 a)	(30,588)	(27,962)	(38,348)
Purchase accounting adjustments of property and equipment arising from Lan Cargo S.A. (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	364	428	492
Reversal of utilization of tax loss carryovers in Perú (par. 1 k)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	(1,521)	120	—
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	—	—	2,080
Ineffectiveness of cash flow hedges of forecasted interest rates (par. 1 l and par. 2 f)	—	(890)	—
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization ) (par. 1 l and par. 2 f)	(88)	(147)	(206)
Difference in purchase accounting adjustments (par. 1 b)	(20,814)	(20,814)	(20,814)
Amortization of goodwill basis differences pre-SFAS 141 (par. 1 b)	8,201	8,201	8,201
Reversal of amortization of goodwill under chilean gaap subsequent to implementation of SFAS 141 (par. 1 b)	19,079	16,085	12,767
Effect of change in accounting principle (par. 1 m)	—	—	40,344
Effect of adoption FSP AIR-1 (par. 1 m)	112,028	79,094	89,333
Effect of late delivery fees (par. 1 n)	(18,852)	—	—

Shareholders’ Equity in accordance with US GAAP	1,055,373	679,947	596,074

Beginning accumulated other comprehensive loss	(21,630)	4,471	3,363
Other comprehensive income (loss), net of income tax	(23,003)	(26,101)	1,108

Accumulated other comprehensive income (loss) in accordance with US GAAP	(44,633)	(21,630)	4,471

Total shareholder’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	1,010,740	658,317	600,545

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands of US$
Balance at December 31, 2004	521,390
Distribution of final 2004 dividend	(6,994)
Distribution of interim 2005 dividend	(71,451)
Other comprehensive income:
Gain from fair value of cash flow hedges	3,568
Unrealized gain on investment	(2,233)
Income tax expense related to items of other comprehensive income	(227)
Net income for the year	156,492

Balance at December 31, 2005	600,545

Balance at December 31, 2005	600,545
Distribution of final 2005 dividend	(1,843)
Distribution of interim 2006 dividend	(115,850)
Other comprehensive income:
Gain from fair value of cash flow hedges	(23,242)
Unrealized gain on investment	(8,205)
Income tax expense related to items of other comprehensive loss	5,346
Net income for the year	201,566

Balance at December 31, 2006	658,317

Balance at December 31, 2006	658,317
Issuance of stock	319,141
Issuance of stock expenses	(2,672)
Distribution of final 2006 dividend	(53,060)
Distribution of interim 2007 dividend	(210,000)
Other comprehensive income:
Gain from fair value of cash flow hedges	(27,978)
Unrealized gain on investment	264
Income tax expense related to items of other comprehensive loss	4,711
Net income for the year	322,017

Balance at December 31, 2007	1,010,740

2.	Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2007	2006	2005
	(US$)
Earnings per share under Chilean GAAP	0.93	0.76	0.46
Basic and diluted earnings per share under US GAAP	0.97	0.63	0.49
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	330,460	318,909	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

As of December 31 2007, 1,235,000 stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the present period.

b)	Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

	Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	2007	2006	2007	2006	2007	2006	2007	2006
	(In thousands of US$)
Bonds	22,428	20,415	468	204	—	—	22,896	20,619

Total securities available for sale	22,428	20,415	468	204	—	—	22,896	20,619

c)	Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Current income tax expense	(13,995)	(14,123)	(1,261)
Deferred income tax expense	(48,406)	(22,328)	(24,843)

Total provision under US GAAP	(62,401)	(36,451)	(26,104)

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Unearned income	(17,781)	(16,198)	(16,295)
Prepaid expenses	(4,811)	(6,363)	(6,100)
Property and equipment	(197,679)	(156,405)	(120,509)
Others	(19,044)	(13,446)	(23,315)

Gross deferred tax liabilities	(239,315)	(192,412)	(166,219)

Allowance for doubtful accounts	4,585	4,494	4,073
Tax loss carryforwards	23,354	32,968	33,282
Provision for vacations	3,913	3,302	2,732
Provisions for obsolescence of spare parts	2,935	2,960	4,593

	Year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Other	37,604	20,007	5,357

Gross deferred tax assets	72,391	63,731	50,037
Deferred tax assets valuation allowance	(19,784)	(15,302)	(10,988)

Net deferred tax liabilities	(186,708)	(143,983)	(127,170)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2007	2006	2005
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate	(65,351)	(40,463)	(31,041)
Increase (decrease) in rates resulting from:
Non-taxable income	13,012	5,618	5,967
Non-deductible items	(2,203)	(1,371)	(334)
Change in valuation allowance	(9,735)	(4,314)	(185)
International income tax differences	2,067	3,022	(313)
Other	(191)	1,057	(198)

Provision for income taxes at effective tax rates	(62,401)	(36,451)	(26,104)

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

Inversora Cordillera S.A. and its subsidiary have tax loss carryforwards aggregating ThUS$ 40,980 at December 31, 2007 which have an expiration date of five years beginning in the first year that a loss is incurred. The related deferred tax asset was ThUS$ 14,343 at December 31, 2007 and a 67% valuation allowance has been provided.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 5,752 at December 31, 2007 which have expiration dates between three and five years after the year of the loss.

The related deferred tax asset is ThUS$ 1,438 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 3,747 at December 31, 2007 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,274 because at the present time it appears unlikely that these tax losses will be utilized in future years.

South Florida Air Cargo Inc. has tax loss carryforwards of ThUS$ 3,227 at December 31, 2007 which have expiration dates of twenty years after the year of the loss. The related deferred tax asset is ThUS$ 1,097 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years.

d)	Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2007, 2006 and 2005 for which it is practicable to estimate that value.

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

The estimated fair values of the Company’s financial instruments on a US GAAP basis are as follows:

	At December 31, 2007		At December 31, 2006
	US GAAP Carrying amount	Fair Value	US GAAP Carrying amount	Fair Value
	(In thousands of US$)
Cash	11,506	11,506	9,565	9,565
Time deposits	308,585	308,585	148,977	148,977
Marketable securities	147,952	148,420	60,273	60,273
Current portion of long-term loans	102,153	148,102	89,883	125,946
Current portion of other long-term obligations	74,786	79,085	55,040	49,607
Bank loans (long-term)	1,228,650	1,146,267	1,031,082	928,302
Other liabilities (long-term)	240,520	239,385	196,011	170,417
Financial instruments:
Interest rate Derivatives	(59,115)	(59,115)	(21,731)	(21,731)
Swap fuel contracts	4,385	4,385	(4,244)	(4,244)

e)	Concentration of credit risk

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

Upon purchasing a financial instrument, the Company must determine whether a derivative instrument is “embedded” therein and if so, it must assess the economic characteristics of the embedded derivative to determine if they are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair value, cash flow, or foreign currency hedge or (2) a trading or non-hedging derivative instrument. The Company, according to SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” can elect the fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation under SFAS No 133, Accounting for Derivative Instruments and Hedging Activities. Such election would eliminate the need to separate the instrument into a host contract and a derivative instrument and allow fair value accounting for the instrument in its entirety.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted probable transactions. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

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

The Company enters into swap, costless collars and purchased call option contracts in order to fix or limit (depending on the case) the market price at a certain level for a given quantity of the above mentioned commodities. Pursuant to such contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed price and the floating market price calculated on the notional amounts of such contracts. These contracts are classified as cash flow hedges for US GAAP purposes and as forecasted transactions for Chilean GAAP purposes.

As of December 31, 2007 and 2006, the Company had some ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end, however this amount was not recorded in the US GAAP reconciliation because it was immaterial.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Hedged Gallons (million gallons)	125	149	176
Gain on fuel hedge contracts (ThUS$)	28,190	12,903	51,480
Fair value of fuel hedge contracts (ThUS$)	4,385	(4,244)	11,180

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

Financial instruments: Interest rate risk management

The Company is exposed to the fluctuations of the LIBOR interest rates, due to the financing of certain aircraft. In order to reduce this exposure, the Company decided to hedge a high percentage of its debt through the use of interest rate swaps and interest rate options.

In May 2001, the Company also entered into six receive-floating, pay-fixed interest rate swap contracts designated as cash flow hedges of the variable interest payments on existing debt of ThUS$ 330,608. Pursuant to these contracts, the Company pays or receives, depending on the case, the difference between the agreed fixed rate and the floating rate calculated on the notional amount of each contract. The critical terms of these swap contracts, namely notional amounts and dates, have been negotiated to match the terms of the designated variable-rate debt; therefore, there is no ineffectiveness. In October 2005, the Company entered into two interest rate swap contracts designated as cash flow hedges of the Libor exposure of the financing of two A319-100 aircraft delivered in 2005. During the first quarter of 2006, the Company also entered into ten receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of approximately ThUS$ 46,697.

Additionally, in May 2006 the Company entered into thirty-two forward starting interest rate swap contracts designated as cash flow hedges of the Libor exposure of the financing of twenty A318-100, eight A319-100 and four A320-200 aircraft to be delivered in 2006, 2007 and 2008. Regarding those swaps, thirteen of the above mentioned aircraft have already been received by the Company, and the corresponding derivatives were terminated as the Company entered into fixed rate debt agreements. Regarding the balance of the mentioned forward starting swaps, one has been converted to an interest rate swap, while the eighteen remaining contracts are still forward starting interest rate swaps.

In June 2006, the Company entered into eleven forward starting interest rate swap contracts designated as cash flow hedges of the Libor exposure of the financing of eleven B767-300 ER aircraft to be delivered in 2006, 2007 and 2008. Regarding those swaps, six of the above mentioned aircraft have already been received by the Company, and the corresponding derivatives were terminated as the Company entered into fixed rate debt agreements. The remaining five contracts are still forward starting interest rate swaps.

In August 2007, the Company entered into three forward starting interest rate swap contracts designated as cash flow hedges of the Libor exposure of the financing of three B767-300 ER to be delivered in 2009, and in September 2007, the Company entered into another three forward starting interest rate swap contracts designated as cash flow hedges of the Libor exposure of the financing of three Airbus A320 to be delivered in 2010.

When the forward starting swaps are terminated and the Company enters into fixed rate loans at the time an aircraft is received, the Company, for Chilean GAAP purposes, records the fair value on such derivatives net of the associated debt. Under US GAAP, such fair value remains in other comprehensive income and is recognized in earnings over the term of the debt which is also recorded at its fair value at the time an aircraft is received.

The fair value and the losses of these swap contracts for the years ending December 31, 2007, 2006 and 2005, are as follows:

	2007	2006	2005
Losses on interest rate swap contracts (ThUS$)	(285)	(1,138)	(5,783)
Fair value of interest rate swap contracts (ThUS$)	(54,749)	(18,538)	(4,719)

During July 2003, the Company purchased four interest rate cap contracts for a total notional amount of ThUS$ 127,753. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and US GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at ThUS$ 1,256.

During the same month, the Company purchased an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year-end amounted to ThUS$ 752.

During April 2004, the Company purchased an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005. The fair value of these contracts at year-end amounted to ThUS$ 643.

During 2005, the Company purchased three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and one delivered in 2006. The fair value of these contracts at year-end amounted ThUS$ 214.

Under FAS 133, these eleven aforementioned derivative contracts qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. However, for US GAAP purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater than the change in fair value of the Company’s option. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

The premium on the caps was allocated to individual caplets and is recognized in the income statement throughout the term of each contract for Chilean and US GAAP purposes.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables. The forecasted transaction occurred on August 22, 2002. For Chilean GAAP purposes, the loss amounting to ThUS$ 3,622 arising from the settlement of the derivative was deferred and is amortized to the income statement over the term of the securitization. Under US GAAP, the derivative was accounted for as a cash flow hedge, and ThUS$ 3,219 was deferred in Other comprehensive income and subsequently amortized to the income statement, while ineffectiveness of ThUS$ 402 was recognised within the income statement as of that date. The effect of recording the amortization and the ineffectiveness in accordance with US GAAP is included in paragraph 1 p) above.

As a result of those hedging activities, the Company has 96% of its interest rate exposure hedged.

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

As of and during the year ended December 31, 2007 and 2006, the Company has no outstanding exchange forward contracts for hedging purposes.

In order to have a better yield on its investments in 2007 and 2006, the Company entered into bank deposits in Chilean Peso together with a US dollar-Chilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a loss of US$1.6 million and is recorded in earnings under both Chilean and US GAAP.

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

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2007, 2006 and 2005 and the unrealized gain on available for sale securities has been included in 2007.

h)	Recent Accounting Pronoucements Adopted

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), effective January 1, 2007. FIN 48, issued by the FASB in July 2006, clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The implementation of FIN 48 did not have a material impact on the Company’s financial statements.

i)	Recent Accounting Pronouncements not yet implemented

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (Statement 159). Statement 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. Statement 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.

The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains it controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 160 will have an effect on its consolidated financial statements.

In December 2007, the FASB issued FASB Statements No. 141 (revised 2007), “Business Combinations”. In this statement, the FASB retained the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the fair value principles in the revised Statement are a major change from Statement No. 141’s cost allocation process, together with other revisions from past practice. Among other changes, Statement No. 141(R) requires the acquiring entity in a business combination to:

•	Recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions

•	Recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase

•	Expense acquisition-related costs, such as legal and due diligence costs, when incurred

•	Recognize any restructuring costs that the acquiring entity expects to incur with respect to the acquired business as an expense, rather than capitalize as part of the acquisition

•	Disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of FAS141(R) to have and effect on its consolidated financial statements.