Form 20-F
period 2008-12-31
Lan Airlines SA
filed 2009-06-25
CIK 1047716

As filed with the Securities and Exchange Commission on June 25, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer  ☒    Accelerated filer  ☐    Non-Accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

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

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos”, “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2008, which was Ch$629.11=US$1.00. The observed exchange rate on June 24, 2009, was Ch$533.8 =US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

Lan Airlines and the majority of our subsidiaries (including our main cargo subsidiary Lan Cargo S.A., or Lan Cargo) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos or Argentinean pesos. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. Generally accepted accounting principles in Chile, or Chilean GAAP, require monetary assets and liabilities to be translated at period-end exchange rates, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence and revenue and expense accounts to be translated at the average monthly exchange rate for the month in which they are recognized. As required by Chilean GAAP, the financial statements of our subsidiaries that report in Chilean pesos are adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index published by the Chilean National Institute of Statistics.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Latin American and world economies and their impact on the airline industry;

•	the effects on us from competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Key Information—Risk Factors” under Item 3.

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

“systems available ton kilometers” or “systems ATKs”	The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The number of passengers multiplied by the number of kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (cargo) in tons multiplied by the kilometers flown.

“systems revenue ton kilometers” or “systems RTKs”	The load (passenger and/or cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by system RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“overall break-even load factor”	Total costs (operating expenses plus net interest expense less other revenue) per system ATK divided by overall yield.

“overall load factor”	RTKs (passenger and cargo) expressed as a percentage of ATKs (passenger and cargo).

“passenger break-even load factor”	Total costs attributable to passenger operations per ASK divided by passenger yield.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI leases”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease.”

“Airbus A320-Family Aircraft”	The Airbus A318, Airbus A319 and Airbus A320 models of aircraft.

“block hours”	The elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table presents our summary financial and other information for each of the last five fiscal years in the period ended December 31, 2008. The summary financial information for the three fiscal years in the period ended December 31, 2008 has been derived from our audited consolidated financial statements included in this report.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects”.

Annual Financial Information

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ millions, except per share and capital stock data)
The Company(1)(5)
Statement of Income Data:
Chilean GAAP
Operating revenues
Passenger	1,169.0	1,460.6	1,813.4	2,197.2	2,858.9
Cargo	799.7	910.5	1,072.7	1,154.3	1,527.1
Other	124.2	135.3	147.9	173.4	148.2

Total operating revenues	2,092.9	2,506.4	3,034.0	3,524.9	4,534.3
Operating expenses(2)	(1,920.8)	(2,364.7)	(2,731.3)	(3,111.6)	(3,998.1)

Operating income	172.1	141.6	302.6	413.4	536.2
Other income (expense)
Interest income	10.8	12.4	7.9	18.0	16.2
Interest expense	(36.5)	(39.2)	(60.7)	(76.2)	(82.7)
Other income-net(2)	45.2	58.2	37.1	12.6	(68.1)
Total other income (expense)	19.5	31.5	(15.7)	(45.6)	(134.6)
Minority interest	0.2	1.8	1.2	0.3	(1.2)
Income before income taxes	191.8	174.9	288.1	368.1	400.4
Income taxes	(28.3)	(28.3)	(46.8)	(59.8)	(64.7)

Net income	163.6	146.6	241.3	308.3	335.7
Net income per common share(3)	0.51	0.46	0.76	0.93	0.99
Net income per ADS(3)	2.56	2.30	3.78	0.93	0.99
Operational Data Computed Using Financial Information Under Chilean GAAP
ASKs (million)	21,174.4	23,687.3	26,400.0	31,556.1	35,176.2
RPKs (million)	15,125.3	17,490.8	19,495.5	24,001.2	26,951.6
ATKs (million) (7)	3,039.8	3,213.8	3,399.1	3,632.8	4,080.3
RTKs (million)	2,259.4	2,392.3	2,579.2	2,702.3	2,906.7
System ATKs (million)	5,256.2	5,810.8	6,349.8	7,023.1	7,652.2
U.S. GAAP(6)
Operating revenues	2,092.9	2,506.4	3,034.0	3,524.9	4,534.3
Operating income	218.6	150.2	287.0	419.5	408.0
Net income	164.7	156.5	201.6	322.0	316.4
Basic and diluted earnings per share(3)	0.52	0.46	0.76	0.97	0.93
Net income per ADS(3)	2.58	2.45	3.16	0.95	0.93

(table and footnotes continue on next page)

	At December 31,
	2004	2005	2006	2007	2008
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Chilean GAAP
Cash, time deposits and marketable securities	304.6	159.2	218.6	468.0	410.0
Miscellaneous current assets(4)	347.8	417.8	487.7	621.8	941.0
Property and equipment	979.0	1,252.3	1,855.9	2,351.6	3,093.4
Total other assets	197.9	314.3	366.6	460.3	460.5
Total assets	1,829.3	2,143.6	2,928.8	3,901.7	4,904.9
Long-term liabilities	809.0	955.3	1,421.9	1,785.9	2,402.1
Shareholders’ equity	434.6	502.7	626.3	988.1	1,118.0
U.S. GAAP(6)
Total assets	1,830.0	2,149.0	2,906.1	3,833.8	4,500.5
Long-term liabilities	796.5	938.7	1,431.9	1,695.3	2,252.5
Shareholders’ equity	447.8	600.5	658.3	1,010.7	863.3
Capital stock (millions of shares)	318.9	318.9	318.9	338.8	338.8

(1)	For more information on the subsidiaries included in this consolidated account, see Note 2(b) to our audited consolidated financial statements.
(2)

To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational item in the other income-net line in each of 2004, 2005, 2006, 2007 and 2008. We recorded a US$46.5 million fuel hedge gain in 2004, a US$51.5 million fuel hedge gain in 2005, a US$12.9 million fuel hedge gain in 2006, a US$28.2 million fuel hedge gain in 2007, and a US$35.4 million fuel hedge gain in 2008.

(3)

As of December 31, 2006, we had 318,909,090 common shares outstanding in each of the periods indicated, which was equivalent to 63,781,818 American Depositary Shares (“ADSs”). As of December 31, 2007 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 ADSs due to the American Depositary Receipts (“ADRs”) ratio change that was implemented in August 2007. As of December 31, 2008 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 ADSs.

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

(7)

In August 2007, the Company implemented a change in its methodology used for calculating cargo ATKs in order to better represent the available capacity in the bellies of passenger aircraft. Cargo RTKs were not affected by this change. Historical data has been accordingly modified for comparison purposes.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 83% of our revenues and 63% of our operating expenses are denominated in U.S. dollars.

In accordance with the Chilean Corporation Law, we must pay annual cash dividends equal to at least 30% of our annual consolidated distributable net income each year (calculated in accordance with Chilean GAAP), subject to limited exceptions. As of June 24, 2009, we had declared aggregate dividends US$81.8 million with respect to income for 2004, US$73.3 million with respect to income for 2005, US$168.9 million with respect to income for 2006, US$215.8 million with respect to income for 2007 and US$201.8 million with respect to income for 2008. Dividends for 2008 include two interim dividends paid in August 2008 and January 2009, which are to be considered final dividends with respect to income for 2008, as approved at the annual general shareholders meeting held in April 2009. The table below sets forth the cash dividends per common share and per ADS, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend. On August 2007, LAN modified its ADR to common share ratio from 5:1 to 1:1.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2004	August 30, 2004	39,786,605	318.91	0.12475	0.62375
	December 29, 2004	35,000,000	318.91	0.10974	0.54870
	May 18, 2005	6,992,865	318.91	0.02193	0.10965
2005	September 2, 2005	36,452,425	318.91	0.11430	0.57150
	March 1, 2006	35,000,000	318.91	0.10975	0.54875
	May 17, 2006	1,849,186	318.91	0.00578	0.02890
2006	August 24, 2006	48,061,644	318.91	0.15071	0.75355
	January 18, 2007	67,787,211	318.91	0.21256	1.06280
	April 25, 2007	53,059,893	318.91	0.16638	0.83190
2007	August 23, 2007	90,104,830	338.79	0.26596	0.26596
	January 17, 2008	119,894,715	338.79	0.35389	0.35389
	May 8, 2008	5,827,204	338.79	0.01720	0.01720
2008	August 21, 2008	96,785,787	338.79	0.28568	0.28568
	January 15, 2009	105,001,466	338.79	0.30993	0.30993

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
2004	649.45	559.21	612.13	559.83
2005	592.75	509.70	559.27	514.21
2006	549.63	511.44	531.03	534.43
2007	548.67	493.14	521.95	495.82
2008	676.75	431.22	521.57	629.11
December	674.83	625.59	649.32	629.11
2009
January	643.87	610.09	623.01	612.43
February	623.87	583.32	606.00	595.76
March	614.85	572.39	592.93	582.10
April	601.04	575.12	583.18	588.62
May	580.10	558.95	565.72	564.64

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 24, 2009, the observed exchange rate was Ch$533.8 = US$1.00.

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

Passenger and cargo demand is heavily cyclical and highly dependant on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. In fact, starting as of late 2008, and continuing into 2009, many of the countries we serve, including Chile, are experiencing economic slowdowns or recessions, which have translated into a substantial weakening of demand and could continue to adversely affect our business in the future. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but not limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

We are experiencing significantly weaker demand in the cargo business driven by the severe downturn in the global economy. Many of the countries we serve are experiencing economic slowdowns or recessions. We began to experience weakening demand in cargo late in 2008, and this weakness has continued into 2009. If the global economic downturn persists or worsens, demand in cargo may continue to weaken and demand for air travel may commence to decrease. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset the effects of reduced cargo and/or air travel demand.

The success of our business depends upon key regulatory issues and these issues may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) (management techniques utilizing passenger demand forecasting and fare mix optimization techniques to maximize profit for an airline) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. Accordingly, regulatory issues could adversely affect our business and results of operations.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities (among them, those from Argentina, Brazil, Chile, Ecuador, Mexico, Peru, Colombia and the United States) fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the Chilean Junta Aeronáutica Civil, which we refer to as the “JAC,” and technical operative authorizations issued by the Chilean Dirección General de Aeronáutica Civil, which we refer to as the “DGAC,” and other corresponding local authorities of the countries in which we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

As from the last week of April 2009, there has been an outbreak of H1N1 flu, also known as swine flu. At the time of this 20-F filing, the outbreak has been largely concentrated in Mexico and the United States, although cases have been confirmed in, among other locations, Chile, Argentina, Canada, Costa Rica, Spain, Israel and New Zealand. At this time, H1N1 flu would primarily have an adverse impact on our Mexican and Caribbean operations; however, the development of H1N1 flu into a regional or global pandemic and a significant spread beyond North America could have an adverse impact on all of our operations.

Terrorist attacks may also have a severe adverse impact on the airline industry. For example, the terrorist attacks in the United States on September 11, 2001 substantially affected the airline industry, particularly foreign air carriers operating international service to and from the United States. Throughout South America, passenger traffic also decreased substantially, although the decrease was less severe than that in the United States. The airline industry experienced increased costs following the September 11, 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future.

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

As from mid 2007, there was an outbreak of infectious salmon anemia virus (“ISA Virus”) in Chile which was temporarily contained during 2008 but continued spreading during the first quarter of 2009. The outbreak of ISA Virus has caused, and may continue to cause, a significant decline in salmon exports and has had, and may continue to have, an adverse impact on our cargo operations as approximately 8% of our cargo business revenue during 2008 was related to salmon exports.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 35.6% of our operating expenses in 2008. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using this type of mechanisms may also be limited.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays.

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate, which measures the number of flight hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of March 31, 2009, we operated a fleet of 58 Airbus and 35 Boeing aircraft. These risks include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•

the issuance of Chilean Federal Aviation Administration’s (“FAA”) or other directives restricting or prohibiting the use of Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases. Several of our competitors are larger than us and have greater brand recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries as well as low-cost carriers offering discounted fares. The U.S.-Chile and other open skies agreements may subject us to further competition from international carriers. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger businesses, as well as sea transportation for our cargo business. Competition could reduce our passenger traffic and cargo demand, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

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

In recent years we have decided to incorporate a number of new aircraft, equipment and systems. The decision to incorporate these new elements has been based on their potential to enhance customer satisfaction, increase efficiency and/or streamline processes. However, the phase-in of these elements may temporarily result in lower service and operating standards which could affect how our customers perceive us and have a negative impact on our results of operations.

Our business may be adversely affected if we are unable to meet our significant future financing requirements.

We require significant amounts of financing to meet our aircraft capital requirements and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand operations could be impaired and our business negatively affected.

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

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Following the 9/11 terrorist attacks, insurance companies dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons (other than passengers) for claims resulting from acts of terrorism, war or similar events. Although insurance costs decreased between 2004 and 2007, in 2008 we had an increase in insurance expenses. We cannot assure that these costs will not continue to increase.

In the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry in the markets in which we operate, airline insurers could reduce their coverage or increase their premiums. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

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

Approximately 39% of our employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

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

Increases in our labor costs, which constitute a substantial portion of our total operating costs, could directly impact our earnings.

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

We conduct a significant portion of our operations in emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean economy or the market value of our securities and have a material adverse effect on our business, financial condition and results of operations. Starting as of late 2008, and continuing into 2009, many of the countries we serve, including Chile, are experiencing economic slowdowns or recessions, which have translated in a substantial weakening of demand. Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while 17% of our revenues and 37% of our operating expenses in 2008 are denominated in currencies other than the U.S. dollar, mainly the Chilean peso. If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal appreciation of 6.6% against the U.S. dollar in 2004, an average nominal appreciation of 8.6% against the U.S. dollar in 2005, an average nominal devaluation of 5.0% against the U.S. dollar in 2006, an average nominal appreciation of 1.7% against the U.S. dollar in 2007 and an average nominal appreciation of 0.1% against the U.S. dollar in 2008. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela and increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis-à-vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars.

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

As of March 31, 2009 our controlling shareholders, together, beneficially owned 51.84% of our voting common shares. These controlling shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past required, and could again require, foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. Further, future changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

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

BUSINESS

Overview

We are one of the leading passenger airlines in Latin America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, Ecuador and Argentina. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil, Colombia and Mexico. In 2007, we initiated a strategy for stimulating demand for air travel in our domestic markets by offering lower-fare options to travelers, lowering our costs and increasing the aircraft utilization rates and efficiency of operations. For more information about our short-haul operations see “—Business of the Company— Passenger Operations—Business Model for Domestic Operations” below.

As of March 31, 2009, we serviced 15 destinations in Chile, 14 destinations in Peru, 12 destinations in Argentina, 2 destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, 3 destinations in the United States, 1 destination in Canada, 2 destinations in Europe and 4 destinations in the South Pacific. In addition, as of March 31, 2009, through our various code-share agreements, we offered service to 63 additional international destinations. We provide cargo service to all our passenger destinations and to approximately 16 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of March 31, 2009, the controlling shareholders held 51.84% of our capital stock. For more information about our controlling shareholders, see “Controlling Shareholders” and “Related Party Transactions” under Item 7.

In 1997 LAN was listed on the New York Stock Exchange, becoming the first Latin American airline to trade its ADRs on this financial market.

Since this acquisition of our capital stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability every year despite significant challenges. Additionally, we have created a comprehensive network across the region by forming, together with local partners, or acquiring, passenger affiliates in Peru, Ecuador, and Argentina and cargo affiliates in Brazil, Mexico and Colombia. In early 2004, we changed our corporate image and started using the “LAN” brand in order to better reflect the common values and attributes present in all the companies forming our network. We have complemented our own network with a set of bilateral alliances with carriers such as American Airlines, Iberia and Qantas, and have been a member of the oneworld® alliance since 2000.

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of March 31, 2009, in the passenger business we operated through five main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name “Lan Express”), Lan Peru S.A. (“Lan Peru”), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“Lan Ecuador”), and Lan Argentina S.A. (“Lan Argentina”, previously Aero 2000 S.A.).

In the passenger business we market our sales primarily under the “LAN” brand. As of March 31, 2009 we held a 99.9% stake in Lan Express through direct and indirect interests, a 70.0% stake in Lan Peru through direct and indirect interests, a 72.0% indirect stake in Lan Ecuador and a 90.0% indirect stake in Lan Argentina.

Our cargo operations are carried out by a number of companies, including Lan Airlines and Lan Cargo, and are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”), in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”), in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”), in Colombia. As of March 31, 2009, we held direct and indirect participations in MasAir (69.2%), ABSA (73.3%), and LANCO (100%). In the cargo business, we market ourselves primarily under the Lan Cargo brand.

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

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the Argentine international market through Lan Argentina and our other passenger airlines. We are also strengthening our presence in the Ecuadorian market, where we began domestic passenger operations on April 6, 2009. We are also the leading air cargo operator within, to and from South America, and we are consolidating our leadership through new cargo operations in Colombia and in the Brazilian domestic market. Our international and domestic passenger and cargo operations have increased substantially over the past four years in terms of capacity, traffic and revenue. Since 2004, passenger, cargo and total traffic revenues have grown 144.6%, 91.0% and 122.8%, respectively.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2008, passenger revenues accounted for 63.1% of total revenues and cargo revenues accounted for 33.7% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 51.2 cents in 2008. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 15.2% of total costs in 2008, which we believe is a lower percentage than that of many other U.S. and European carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2008, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of approximately fourteen hours per day. As a result of the implementation of our new business model for short-haul operations, which began operating in 2007, we have increased the utilization of our narrow body aircraft to reach more than ten hours by the end of 2008. In May 2008, we completed the phase out of the B737-200 from our fleet. Our short haul fleet is now entirely composed of Airbus A320-Family Aircraft.

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched our new brand, “LAN,” under which we operate all of our international passenger airlines. This brand commonality enables our customers to better identify with the high standards of service and safety that are common to all of our airlines. Our new image also has improved the visibility of our brand, and the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, we are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in the markets that they serve creates a truly global reach for our passengers. In December 2007 we implemented a commercial agreement with the Brazilian airline TAM Linhas Aereas (“TAM”), through which we hope to improve connectivity between Brazil and the regional markets served by LAN. Our passenger alliances and commercial agreements provide our customers with approximately 700 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. On April 1, 2007, Lan Ecuador and Lan Argentina became members of the oneworld® alliance. With these new memberships, all the companies in the LAN group are now members of this alliance.

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

The average age of our fleet as of March 31, 2009 was 5.2 years, making our fleet one of the most modern in Latin America. The phasing out of our Boeing 737-200s, our oldest aircraft, which was completed in May 2008, contributed to reducing the average age of our fleet. Additionally, we expect that our purchase orders of additional aircraft for delivery between 2009 and 2019 will further reduce the average age of our fleet. We believe that having a younger fleet makes us more cost competitive through reduced fuel consumption and maintenance costs. We also believe that our modern fleet has enabled us to enjoy a high degree of performance reliability.

We announced in June and July 2007 historically large orders for new passenger and freighter aircraft in order to further improve our fleet. We have scheduled four Boeing 777 Freighter aircraft (two of which will be leased and two owned) to be delivered between 2009 and 2012. We have ordered thirty-two Boeing 787 Dreamliners (six of which will be leased and twenty-six owned) to be delivered between 2011 and 2016, although production delays might require us to change the anticipated delivery schedule. These are the largest orders for these types of aircraft in the region and provide the basis for LAN’s commitment to remain a leader in commercial aviation in Latin America.

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

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates. In 2007, we completed a US$320 million equity offering in the domestic and international financial markets. This equity offering further strengthened our balance sheet, reduced our leverage ratio and improved our cash position, all of which better enable us to continue financing our fleet expansion and renewal plans. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last four years, while much of the airline industry has faced significant competitive and liquidity crises, we have enjoyed a 116.7% compound growth rate in our total revenues while remaining consistently profitable.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to continue to expand our capacity over the next several years to accommodate robust long term growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth,

•

as of March 31, 2009, we had an order book of fifteen latest generation Airbus 320-Family Aircraft to be delivered between 2010 and 2011 and seven Boeing 767-300 wide body passenger aircraft to be delivered between 2009 and 2012;

•	in 2007 we ordered four Boeing 777 Freighters, two of which have been delivered in the first months of 2009 and the other two with expected delivery in 2011 and 2012, respectively; and

•

we also ordered thirty-two Boeing 787 Dreamliner passenger aircraft to be delivered between 2011 and 2016, but delays in the assembly line of the Boeing 787 aircraft have postponed the deliveries of those aircraft for twenty to twenty-eight months. We are currently working on a transition fleet in order to compensate for the expected delays in delivery of the Boeing B787 aircraft.

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

Enhance the Profitability of our Short-Haul Operations through Our New Business Model

We plan to continue with the implementation of the initiatives launched in 2007 to redesign our short-haul business model, specifically in the domestic markets in Chile and Peru. A key objective of this program has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights and faster turn around times. Our Boeing 737-200 fleet was completely phased out in May 2008 in favor of the new Airbus 320-Family Aircraft. These initiatives have increased efficiency and improved the margins of LAN’s short-haul operations. In addition, the new fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of our new business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a reduction in overhead costs per ASK by year-end 2009. We have begun to pass on a portion of these operating efficiencies to consumers through fare reductions, which has stimulated additional demand and enhanced our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During the first half of 2009 we completed the reconfiguration of the cabins of all our long-haul aircraft, including both the Boeing 767 and the Airbus A340 passenger aircraft, in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. Our frequent flyer program, LANPASS, provides travel benefits and rewards to almost three million loyal customers in Chile, Argentina, Peru and Ecuador as well as in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

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

BUSINESS OF THE COMPANY

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of March 31, 2009, we operated passenger airlines in Chile, Peru, Ecuador and Argentina. We are also the largest air cargo operator in the region. Our international and domestic passenger and cargo operations and services have increased substantially over the past five years in terms of capacity, traffic and revenue.

The following table sets forth our gross traffic revenues by activity for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ millions)
The Company(1)
Total passenger revenues	1,169.0	1,460.6	1,813.4	2,197.2	2,858.9
Total cargo revenues	799.7	910.5	1,072.7	1,154.3	1,527.1
Total traffic revenues	1,968.7	2,371.1	2,886.1	3,351.5	4,386.0

(1)

Information provided for the Company consolidates Lan Peru beginning August 2001, Lan Ecuador beginning April 2003, Lan Dominicana beginning June 2003 and ending in May 2004, and Lan Argentina beginning June 2005.

Passenger Operations

General

As of March 31, 2009, our passenger operations were performed through airlines in Chile, Peru, Ecuador and Argentina where we operate both domestic and international services. Between June 2003 and May 2004, we also operated international services to and from the Dominican Republic through Lan Dominicana, that we subsequently suspended due to market conditions.

As of March 31, 2009, our network consisted of 15 destinations in Chile, 14 destinations in Peru, 2 destinations in Ecuador, 12 destinations in Argentina, 15 destinations in other Latin American countries and the Caribbean, 3 destinations in the United States, 1 destination in Canada, 2 destinations in Europe and 4 destinations in the South Pacific. Within Latin America, we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Toronto, Papeete (Tahiti) and Sydney. In addition, as of March 31, 2009, through our various code-share agreements, we offer service to 24 additional destinations in North America, 13 additional destinations in Europe, 25 additional destinations in Latin America and the Caribbean (including Mexico), and 1 destination in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
The Company(1) (2)
ASKs (million)
International	16,432.0	17,995.4	19,735.7	23,908.9	25,378.3
Domestic	4,715.5	5,691.9	6,664.3	7,647.1	9,797.8
Total	21,147.4	23,687.3	26,400.0	31,556.1	35,176.2
RPKs (million)
International	11,971.3	13,623.7	15,057.2	18,296.8	19,507.4
Domestic	3,154.0	3,867.1	4,438.3	5,704.4	7,444.5
Total	15,125.3	17,490.8	19,495.5	24,001.2	26,951.6
Passengers (thousands)
International	3,414.0	4,359.5	4,881.6	6,135.7	8,046.4
Domestic	3,165.0	3,607.4	3,999.7	4,955.6	5,193.5
Total	6,578.9	7,966.9	8,881.3	11,091.3	13,239.9
Passenger yield (passenger revenues/RPKs, in US cents) (3)
International	US¢ 7.29	US¢ 7.77	US¢ 8.45	US¢ 8.53	US¢ 9.96
Domestic	US¢ 9.95	US¢ 11.89	US¢ 12.19	US¢ 11.16	US¢ 12.29
Combined yield(4)	US¢ 7.73	US¢ 8.35	US¢ 9.30	US¢ 9.15	US¢ 10.61
Passenger load factor (%)
International	72.9%	75.7%	76.3%	76.5%	76.9%
Domestic	66.9%	67.9%	66.6%	74.6%	76.0%
Combined load factor(5)	71.5%	73.8%	73.8%	76.1%	76.6%

(1)	Information provided for the Company consolidates Lan Ecuador beginning April 2003, Lan Dominicana beginning June 2003 and ending in May 2004, and Lan Argentina beginning June 2005.
(2)	As of this annual report, domestic passenger operations include domestic operations in Chile, Peru, and Argentina and are no longer limited to operations in Chile.
(3)	Domestic yields for 2004 and 2005 are for domestic operations in Chile only.
(4)	Aggregate of international and domestic passenger yield.
(5)	Aggregate of international and domestic passenger load factor.

International Passenger Operations

As of March 31, 2009, we operated scheduled international services from Chile, Peru, Ecuador and Argentina through Lan Airlines, and Lan Express in Chile, Lan Peru in Peru, Lan Ecuador in Ecuador and Lan Argentina in Argentina. International passenger traffic has grown significantly in the past couple of years due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and additional frequencies on existing routes, and expansion into new markets.

Our international network combines our Chilean, Peruvian, Ecuadorian and Argentinean affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru and Ecuador with the creation of Lan Peru and Lan Ecuador in 1999 and 2003, respectively. In August 2006, we expanded our international operations through Lan Argentina, which until then had only been offering domestic flights. This strategy is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our four main hubs in Santiago, Lima, Guayaquil and Buenos Aires. We also provide regional services from Chile, Peru, Ecuador and Argentina. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub. The following table sets forth the destinations served from each of the aforementioned countries as of March 31, 2009:

Country of Origin	Destination	Number of Destinations
Chile	Argentina	6
	Bolivia	2
	Brazil	3
	Colombia	1
	Cuba	1
	Ecuador	1
	Peru	1
	Uruguay	2
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Canada	1
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	Australia	1
Peru	Argentina	1
	Bolivia	2
	Chile	1
	Colombia	2
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3
	Spain	1
Ecuador	Argentina	1
	Chile	1
	United States	2
	Spain	1
Argentina	United States	1
	Brazil	1
	Chile	1
	Dominican Republic	1
	Peru	1

In line with its orientation to service and permanent commitment to provide its customers with the best products on the market, in May 2009 LAN completed the retrofit of all its long-haul fleet (including its Boeing 767 and Airbus A340 passenger aircraft) with the new Premium Business class and improved Economy class. Combining the best features of the traditional First and Business classes, the new Premium Business includes 180 degrees recline full-flat seats which allow passengers to sleep with the maximum comfort and privacy. Premium Business also includes top-level personalized in-flight service. Changes in Economy class include new seats with a greater recline angle, a cushion that slides forward for increased comfort and convenience, and larger individual video monitors for each seat.

During the second half of 2008 we launched a new class called “Premium Economy” for our Airbus 320 Family Aircraft fleet in order to better respond to the needs of LAN’s business travelers flying on our regional Latin American network. We created the Premium Economy class by converting the first three rows in our short-haul Airbus fleet (which regularly have eighteen seats) into a twelve-seat area in order to provide passengers with additional comfort and privacy. We also provide pre-boarding and on-board services of a premium class level, as well as access to VIP lounges and preferred baggage claim. We retrofitted our Airbus fleet with convertible seats so that such aircraft may be easily converted from a full economy flight used on domestic routes to a Premium Economy / Economy flight flown on regional routes.

According to JAC data, Chilean international air passenger traffic increased 3.7% in 2008 as compared to 2007, to approximately 22,146 million RPKs. We had a 50.8% market share in 2008, based on RPKs, compared to 50.9% in 2007. Our international operations out of Chile can be divided into four main segments: to North America, to Europe, to the rest of Latin America, and to the Pacific. As of March 31, 2009, the other principal carriers that transport passengers between Chile and North America with direct flights included American Airlines, Delta Airlines, and Air Canada. Grupo TACA and COPA also participate in the Chile-North American markets with stopovers in their respective Central American hubs. Our main competitors on routes between Chile and Europe were Air France-KLM, Iberia and Swiss. On regional routes our main competitors were Aerolineas Argentinas, Air Canada, Avianca, GOL, TACA and TAM. We were the only airline operating between Chile and the South Pacific.

Based on the information provided by the Peruvian DGAC, international traffic to and from Peru grew 17.8% between 2007 and 2008 to approximately 4.6 million passengers. Both in 2007 and 2008, we had 36.0% of the international market share. Our Peruvian international operations can be divided into three main segments: to North America, Europe and to the rest of Latin America. As of March 31, 2009, our main competitors on direct routes to North America included American Airlines, Continental Airlines, Delta Airlines and Spirit Airlines. Grupo TACA and COPA also participate in the Peru-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Iberia, Air Comet and Air France-KLM. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolineas Argentinas, TACA Peru, Spirit, Avianca and GOL.

The Ecuadorian international market increased 3.1% to approximately 2.6 million passengers between 2007 and 2008. According to travel agency statistics (“BSP”) and our estimates, we had a 26.5% market share of the Ecuadorian international market in 2008 compared to 24.9% in 2007. Our Ecuadorian international operations can be divided into three main segments: to North America, to Europe and to the rest of Latin America. As of March 31, 2009, on direct routes to North America, our main competitors were American Airlines, Continental Airlines, Delta Airlines and Aerogal. Grupo TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Based on our internal estimates, the Argentinean international market increased 7.4% to approximately 7.9 million passengers between 2007 and 2008. Our estimated market share of the Argentinean international market was 16.4% in 2008 compared to 17.9% in 2007. Our Argentinean international operation consists of operations between Buenos Aires and Miami, the Dominican Republic, Sao Paulo, Lima, Bogotá and Santiago. As of March 31, 2009, on the Miami route, our main competitors were American Airlines and Aerolineas Argentinas. TAM, Grupo TACA and COPA also participate in the Argentina-North American markets with stopovers in their respective hubs. On the Dominican Republic route, our main competitors were COPA and Aerolineas Argentinas. On the Sao Paulo route, our main competitors were TAM, GOL and Aerolineas Argentinas. On the Lima route, our main competitor was Grupo TACA. On the Bogotá route, our main competitor was Avianca. On the Santiago route, our main competitors were Aerolineas Argentinas and Air Canada.

Business Model for Domestic Operations

In 2007 we initiated an important project to redesign our domestic business operations with the goal of increasing efficiency and improving the margins of LAN’s short-haul operations, specifically with respect to our domestic operations in Chile and Peru. The new business model was first tested in the last quarter of 2006. A key element of this project has been to significantly increase the utilization of our narrow body fleet, which we have been achieving through modified itineraries including more point-to-point and overnight flights. We removed Boeing 737-200 aircraft from our fleet in favor of the new more efficient Airbus A320-Family Aircraft. The Airbus A320-Family Aircraft fleet utilization increased to over ten block hours per day in 2008. The transition to a newer fleet allows for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

Other key elements of our new business model are the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turn around time, and increased self-check-in service through web check-in and kiosks at airports. These initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a reductions in overhead costs. We have begun to pass on these operating efficiencies to consumers through significant fare reductions, which we expect will have a strong effect of stimulating new demand.

In 2007, we implemented all aspects of this new business model in the Chilean and Peruvian domestic markets. We launched our new short-haul business model on all domestic routes in Chile in April 2007, after a marketing campaign which began in March 2007. We launched the new model in all domestic Peruvian routes in January 2007.

As a result of the implementation of this model, we increased the number of passengers transported in all domestic markets. Between 2006 and 2008, the number of passengers transported increased 40% (from 2.5 million to 3.5 million) in Chile, 76% (from 1.7 million to 3.0 million) in Peru and 150% (from 0.6 million to 1.5 million) in Argentina.

We plan to continue with the implementation of this business model in 2009 as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategies aimed at stimulating demand. Efficiency and productivity improvements are especially important in light of the current global macroeconomic scenario.

Operations within Chile

Through the companies Lan Airlines and Lan Express we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of March 31, 2009, we flew to fifteen destinations within Chile (not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. Lan Airlines and Lan Express have integrated passenger operations, including operations under the same two-letter “designator reservation code,” and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

During 2008 we operated an average fleet of sixteen Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of eighteen Airbus A320-Family Aircraft in 2009. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Boeing 737-200s, which were completely phased-out as of May 2008. The new business model was launched nationwide within Chile in April 2007. As a result, demand and capacity expanded significantly in 2008 by 17% and 11%, respectively, leading to an increase in load factor of three percentage points, which averaged 76% in 2008. During 2008 we continued to stimulate demand by decreasing fares even though the fuel surcharges were higher due to the record-high fuel prices reached in July 2008. We reduced sales costs by increasing direct sales from 66% in 2007 to 72% in 2008 (with 49% of our 2008 sales done through the Internet) and by reducing agency commissions from 6% to 1% in February 2007. We also increased fleet utilization, crew productivity and the average flight leg through schedule changes. Additionally, we simplified our processes, which helped to increase the self check-in rate from 70% in 2007 to 75% in 2008. Finally, we utilized the greater efficiency of the Airbus aircraft to reach operational efficiencies such as reducing the turn-around time, increasing our punctuality (which reached 90% in 2008) and lowering fuel consumption. As of March 2009, we operated 100% of our ASKs with our Airbus A320-Family Aircraft fleet

According to JAC data, the Chilean domestic market as a whole transported approximately 4.7 million passengers in 2008 and it had an increase of 14% in terms of RPK. Our domestic market share in Chile was 75% for 2008 and 81% as of March 31, 2009. During 2008, our main competitors in the domestic market were Sky Airlines and Aircomet Chile (formerly known as Aerolineas del Sur) which terminated operations in October 2008. Sky Airlines currently operates a fleet of nine Boeing 737-200 and one Airbus A320 and flies to thirteen destinations. In addition, Principal Airlines has announced it will launch its regular domestic operations during June 2009.

There are currently no foreign airlines participating in the Chilean domestic market. Chile permits foreign airlines to operate in Chile if the airline’s home country gives similar treatment to Chilean airlines. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Operations within Peru

Lan Peru started operations in 1999 with domestic and international flights from Lima. During the past ten years, Lan Peru has expanded consistently, consolidating its domestic operations and coverage of relevant markets.

Regarding the domestic market, Peru has a tremendous potential in comparison to other Latin American markets based on per capita travel ratios. In 2008 the domestic market reached 3.7 million passengers and 4.0 million passengers are expected for 2009. According to data provided by the Corporación Peruana de Aeropuertos y Aviación Comercial S.A. (“CORPAC”), our domestic market share in Peru was 67% for 2006, 68% for 2007 and 73% for 2008. A total of 3,027,076 passengers traveled on Lan Peru’s domestic Peruvian routes in 2008, which represented an increase of 33.2% compared to 2007. As of March 31 2009, competitors included Star Peru and Taca.

During 2008, Lan Peru increased operations covering all fourteen main destinations in Peru (Piura, Chiclayo, Trujillo, Arequipa, Tacna, Juliaca, Cusco, Puerto Maldonado, Pucallpa, Tarapato, Iquitos, Lima, Cajamarca and Tumbes) operating two or more daily flights to each city (except the newly opened destinations: Cajamarca and Tumbes). In 2009, Lan Peru expects to continue increasing daily operations and supply to the main destinations. This growth in operations has been commercially supported with a successful demand stimulation strategy, adequate segmentation and innovative campaigns, in order to achieve high load factors.

Regarding airport services, Lan Peru has over 100 domestic daily arrivals and departures, with self-check levels growing steadily in the past years and reaching 78% (web and kiosks) by the end of 2008.

Lan Peru has one of the most modern fleets in Latin America, operating fourteen Airbus A319 (ten for domestic and four for regional operations). This fleet is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high altitude airports with tail wind conditions. Regarding efficiency, a uniform fleet allows for low maintenance costs, high crew productivity and operational flexibility.

In 2008, Lan Peru was voted the preferred airline by executives in Lima and the leading company in web sales in Peru through Lan.com. In addition, Lan Peru was recognized with the Gold Effie Award in the new services category for its “Lan.com Payment Options campaign”.

Regarding safety standards, in 2008 Lan Peru obtained an IATA Operational Safety Audit (“IOSA”) recertification, ensuring that our operations are aligned with International Air Transport Association (“IATA”) norms and procedures. During the second half of 2009, Lan Peru intends to launch Area Navigation (“RNAV”) technology in our domestic flights in order to improve the precision and safety of our flights, as well as fuel efficiency.

Operations within Argentina

Lan Argentina initiated services in June 2005, covering two Argentine domestic destinations from Buenos Aires, Cordoba and Mendoza. Between 2005 and 2007, Lan Argentina increased the number of Argentine domestic destinations to nine adding Bariloche, Iguazu, Comodoro Rivadavia, Rio Gallegos, Ushuaia, Calafate and Salta. In June 2008, Lan Argentina initiated services to Neuquen and in September 2008 to San Juan. In April 2009, Lan Argentina initiated services to Tucuman.

From June to November 2006, Lan Argentina replaced all its Boeing B737-200 fleet, which consisted of five aircraft, with four Airbus A320 aircraft. We use these aircraft in both domestic and regional operations. The replacement of these aircraft enabled Lan Argentina to increase the scope, size and efficiency of its operations. By the end of December 2008, we operated a fleet of eight Airbus A320 in our domestic operations.

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

Our domestic market share in Argentina, based on our internal estimates for December 2008 amounted to 30%. Our competitors in the Argentinean market during 2008 were Aerolineas Argentinas and its affiliate Austral. Together, these two companies held substantially the entire remaining share of the domestic Argentine market.

Operations within Ecuador

At the end of 2008, Ecuador’s National Civil Aviation Council (“NCAC”) granted us authorization to operate domestic flights in Ecuador. In April 2009, we started operations between Quito and Guayaquil, currently offering forty-nine weekly flights. In the near future, we will incorporate the city of Cuenca and the Galapagos Island to our domestic routes. Our competitors in the Ecuadorian domestic market are TAME, Icaro and Aerogal.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of March 2009:

•

oneworld®. In June 2000, Lan Airlines and Lan Peru were officially incorporated into the oneworld® alliance, a global marketing alliance consisting at that time of American Airlines, British Airways, AerLingus, Cathay Pacific Airlines, Qantas, Iberia and Finnair, which, among other benefits, offers improved service to its customers. In April 2007, JAL from Japan, Royal Jordanian from Jordan and Malev from Hungary, together with Lan Ecuador and Lan Argentina, joined the alliance, while AerLingus withdrew from the alliance. Together, these airlines are able to offer customers travel advantages, such as approximately 700 worldwide destinations, schedule flexibility and reciprocal frequent flyer program benefits. Additionally, oneworld® is the first alliance to deploy full interline e-ticketing between its partners.

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

Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances” below. Through this alliance, we currently offer service to thirty additional destinations in the United States and Canada. In 2005, the DOT granted antitrust immunity to a similar agreement between Lan Peru and American Airlines. This antitrust immunity allows enhanced coordination between Lan Peru and American Airlines, and both companies established in 2007 code-share operations between Peru and the U.S. with additional destinations in both countries.

•

Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2007 Lan Ecuador and Lan Peru set up code-share agreements with Iberia for routes between Ecuador and Peru respectively, and Spain as well as four other European destinations for each.

•

Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of March 31, 2009, this code-share agreement included daily flights operated by Lan Airlines.

•

British Airways. In 2007, Lan Airlines initiated a code-share agreement with British Airways on Lan Airlines flights between Sao Paulo and Santiago to provide service for British Airways passengers traveling from London to Santiago through a connection in Sao Paulo. This code-share agreement also includes British Airways’ flights between Madrid and London.

•

Aeromexico. In 2004, we expanded our previous alliance with Aeromexico. The new agreement includes all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to eighteen domestic destinations in Mexico. Additionally, it provides our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards.

•

TAM: In 2007, Lan Airlines and Lan Peru, established regional code-share agreements with TAM. Through this agreement, LAN offers twelve additional destinations in Brazil. LAN also code shares with Transportes Aereos del Mercosur S.A. (“TAM Mercosur”) with respect to flights from Santiago to Asunción, Paraguay, that are operated by TAM Mercosur. These arrangements will provide our passengers with reciprocal accrual and redemption of frequent flyer program rewards. In 2008, Lan Argentina established a code-share agreement with TAM from Buenos Aires to Sao Paulo and vice versa. The approval process for domestic operations is in its final stage.

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

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Madrid and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. As such, in 2006 we launched a retrofit program for all of our Boeing B767-300 passenger aircraft, which merges our Business and First Classes into a Premium Business Class featuring full-flat seats, new entertainment units for both Premium Business and Economy cabins, together with a new on-board service. In 2008, LAN received awards for “Best Business Class in Latin America,” from Business Traveler and Global Traveler confirming the positioning achieved by the Company. Our aim is to give our long-haul passengers a sense of a “shorter” and more pleasant flight. For our Business passengers, our cabin features and on-board service aimed at providing the passenger with more time to rest, and for our Economy Class passengers, our upgraded entertainment units aim to make the flight a more enjoyable one. The retrofit program for our Boeing 767-300 for the new configuration was completed in December 2008. From October 2008 to May 2009 we retrofitted our Airbus A340-300 fleet, merging the Business and First Classes cabins into a Premium Business Class. We invested US$126 million in this retrofit program for all our long haul passenger aircraft.

Our short-haul operations are designed to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations. As such, these routes now feature modern planes, most with all-leather seats, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web check-in and airport self-check-in. We have already completed the phase-out of our Boeing B737-200 fleet and replaced it with modern Airbus Family Aircraft such as A320, A319 and A318.

We are constantly focused on delivering the services and flight items valued by customers in order to maintain high levels of customer satisfaction and we continuously monitor our customers’ preferences through surveys and perception studies. As a result, we created the new Premium Economy class on some regional routes in response to comments made by our business travelers. The Premium Economy program grants our customers preferential check-in and boarding, access to our VIP lounges, priority baggage claim, exclusive cabins with only twelve passengers, and personalized attention by our cabin attendants, among other benefits.

As mentioned above, we implemented a new business model initiative in the domestic Chilean and Peruvian market that seeks to make air travel accessible to more people through discounts and the lowest fares supported by the efficiency of operations.

During 2008 and the first quarter of 2009, LAN has received several awards confirming LAN’s market position. These awards included Best Airline Based in Central/South America & Caribbean (Official Airline Guide); Best Airline in South America (Skytrax); and Best Airline in Latin America (Latin Trade magazine).

Branding

In March 2004, we launched our new “LAN” brand which brought together all of our passenger services that we previously operated under the local brands such as “Lan Chile,” “Lan Peru” and “Lan Ecuador.” We developed our new brand and corporate image after an extensive process supported by a leading global branding agency. Our corporate image is based on two core concepts: reliability and warmth. We expect that using a single brand will enable our customers to better understand the common service and operating standards that exist among our airlines. Additionally, we believe that our new image will improve the visibility of our brand, enhance flexibility, and increase the efficiency of our marketing efforts.

This marketing program involved changing our corporate image, including our logo and aircraft livery. As a result, all of our marketing efforts are now done using audiovisual elements based on the LAN brand. During 2005 and 2006, we focused on advancing the transition to our new brand. This included the gradual repainting of our fleet, which was completed in the second quarter of 2006. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by Airline Business magazine’s recognition of us in 2004 with its “Airline Strategy Award, Marketing.”

Even though we now offer different products for our long-haul and short-haul operations, both products are marketed under the same brand, as the corporate values behind our umbrella brand encompasses attributes applicable to both operations. This decision will result in significant savings as we only have to promote one brand, thereby increasing the efficiency of our marketing efforts.

Distribution Channels

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales that accounted for approximately 55% of passengers during 2008. We paid these travel agents standard commissions ranging from 0% to 9% depending on the market. Consistent with our efforts to reduce commission costs, and in line with current market practices, in recent years we have reduced standard commissions in several markets. However, we are now charging a fee to customers for sales done through our own ticket offices or call centers in most countries, leaving the Internet as the only free-of-charge distribution channel.

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

Direct channels refer to sales by our own ticket offices, contact-centers and website. In 2008, direct bookings accounted for approximately 45% of all of our passengers.

We have an extensive sales and marketing network in over thirty countries consisting of more than one hundred domestic and international points-of-sale owned by us and approximately twenty general sales agents.

Our contact-centers support the growth of our operations constituting a sales and a multi-service channel. During 2008, we continued the consolidation of our main contact-center located in Santiago (with 700 agents of which 300 are home based), and the growth of our center in Lima (with 150 agents). We complement our contact-center’s operations with third-party service providers that add approximately 350 agents who are located in Santiago, Lima and Buenos Aires. In total, all the centers handle more than 25,000 calls/contacts a day mainly originated from all the regions where we fly (South America, North America, Europe and Australasia) and covering four languages (Spanish, English, Portuguese and German). We have continually upgraded our systems by incorporating technological advances to enhance efficiency and customer service.

Our website, www.lan.com, is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, rising 89% in 2008 compared to 2007, and amounting to US$426.3 million in 2008. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communications. We send weekly promotional e-mails to more than 1.8 million subscribers. Members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. We have an active online marketing program which brings visitors to the website from search engines and travel-related websites.

During 2008 we continued promoting our web-based check-in service for domestic flights, allowing passengers to obtain their boarding passes from their home or office. The system allows those passengers who are not checking-in bags, to go directly to the gate, and the remaining checked-in passengers, to leave their bags at a special bag drop counter and proceed to the gate. In addition to web-based check-in, we have self-check kiosks in 9 airports in Chile, 5 airports in Peru and 2 airports in Argentina. As of March 31, 2009, the kiosk and web check-in utilization rate had increased to 72% for domestic routes in Chile, 71% for domestic routes in Peru and 41% for domestic routes in Argentina.

During the last two years, 75% of the LAN Pass awards have been redeemed online, because it is easier for our customers to find available seats and no service fees are charged.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their use. E-tickets are a key element of our sales efforts through the Internet and our call centers and they also produce important simplifications in our back-office, enabling us to significantly reduce distribution costs. In 2008, e-ticketing reached a 100% penetration in all LAN routes.

Although in mid-2005 we completed the implementation of this feature with all of our oneworld® partners, there are still some exceptions for interline e-ticketing that are expected to be resolved during 2009.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. Our advertising and promotional activities include the use of television, print and radio advertisements as well as direct and online marketing. The utilization of a single brand among our airlines has enabled us to launch regional campaigns focused on highlighting key attributes such as network reliability and warmth.

During 2008, we carried out two regional campaigns. The first one was aimed at advertising our new in-flight entertainment system on all our long haul fleet, highlighting the fact that a rich and unique entertainment experience shortens the perceived flight time. This campaign used local television and print in Argentina, Chile, Ecuador and Peru, as well as regional media. The second campaign promoted the advantages of shopping online at www.lan.com, and was aired in Chile and Peru.

On a country-specific level, the new model for domestic operations in Chile, launched in April 2007, has benefited from the third episode of the “Ventana o Pasillo” (“Window or Aisle”) ad campaign, supported by intense marketing efforts involving television, radio and print.

In Peru and Argentina, we launched campaigns to enhance awareness of attributes such as reliability and service quality. Furthermore, a specific campaign was implemented in Argentina to raise awareness of the oneworld® alliance and its benefits, which included the painting of an Airbus A320 plane with the oneworld® livery. Additionally, specific advertisement campaigns were implemented to stimulate Internet sales, web-based check-in and service redemption, and low-season travel.

In February 2009 we launched the marketing campaign Campaña Temporada Irresistible (“Irresistible Season”) to aggressively stimulate traffic during the lowest season of the year. For example, LAN’s international passenger business used the “2x” strategy and the domestic passenger business in Chile developed the concept of “Chile for little money.” These campaigns finalized on May 31, 2009 and succeeded in increasing traffic.

LAN has built a comprehensive database that includes valuable information such as flying preferences, demographic and other relevant customer information, which is used for passenger revenue management (including targeted promotions to different customer segments), thereby reducing dilution and maximizing response rates. This type of information is also a source for customer metrics and monitoring and provides significant management information. The skills involved in profitably exploiting these resources were strengthened in 2008 with the incorporation of key teams to act locally in Peru, Argentina and the United States, in close collaboration with the head office.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. LANPASS’ objective is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. Worldwide, LANPASS has approximately 2.9 million members.

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

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador and Argentina, which give additional kilometers to customers for using their services. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements with other carriers, such as Alaska Airlines, Aeromexico, Mexicana and TAM, that allow us to benefit from the loyalty of their customers, as they can accrue miles under their frequent flyer program when traveling on LAN’s flights.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase the penetration of the program outside Chile. In 2008, membership in LANPASS grew 27% in Peru, 73% in Ecuador and 41% in Argentina.

Cargo Operations

General

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
The Company
ATKs (millions)(1)
International	2,948.0	3,121.3	3,310.4	3,537.2	3,941.9
Domestic	91.8	92.6	88.7	95.6	138.4
Total	3,039.8	3,213.8	3,399.1	3,632.8	4,080.3
RTKs (millions)
International	2,226.5	2,359.4	2,548.0	2,673.6	2,880.4
Domestic	32.9	32.8	31.2	28.8	26.3
Total	2,259.4	2,392.3	2,579.2	2,702.3	2,906.7
Weight of cargo carried (thousands of tons)
International	481.3	504.2	540.0	581.3	641.1
Domestic(2)	25.1	24.8	24.1	23.0	20.3
Total	506.3	529.0	564.1	604.3	661.4
Total cargo yield (cargo revenues/RTKs, in US cents)	US¢ 35.39	US¢ 38.06	US¢ 41.59	US¢ 42.72	US¢ 52.54
Total cargo load factor (%)	74.3%	74.4%	75.9%	74.4%	71.2%

(1)

As of August 2007, LAN modified the method for calculating cargo ATKs to better represent available capacity in the bellies of passenger aircraft. Cargo RTKs are not affected by this change. Historical ATKs’ data has been modified for comparison purposes.

(2)	Domestic cargo operations refer to cargo transported within Chile.

Our cargo business generated revenues of US$910.5 million in 2005, US$1,072.7 million in 2006, US$1,154.3 million in 2007 and US$1,527.1 million in 2008. This represented 36.3%, 35.4%, 32,7% and 33.7% of our operating revenues, respectively. Cargo revenues grew 42.4% between 2006 and 2008 primarily due to the addition of new routes and improvement in yield. Our international cargo routes to, from and within Latin America accounted for around 97.0% of total cargo revenues for 2005, 2006, 2007 and 2008.

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of eighty-four destinations (sixty-eight operated by passenger and/or freighter aircraft and approximately sixteen operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico and ABSA in Brazil, which started its domestic operations in the Brazilian market in March 2009. In addition, we launched a new cargo subsidiary in Colombia which began operations in March 2009. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

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

Our international cargo operations are headquartered in Miami, whose geographical location positions it as the natural gateway for Latin American imports and exports to and from the United States, and since 2001, are located in our 380,000 square-foot facilities within the Miami International Airport. The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. To complement our own cargo operations to the United States, we have negotiated commercial agreements with American Airlines on some routes from Miami to Brazil.

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

Our international cargo traffic increased 28.6% between 2004 and 2008, from 2,259.4 million cargo revenue ton kilometers in 2004 to 2,906.7 million cargo revenue ton kilometers in 2008. International cargo traffic increased 6.0% in 2005, 8.0% in 2006, 4.9% in 2007 and 7.7% in 2008, and accounted for around 97.0% of our total cargo revenues during 2005, 2006, 2007 and 2008.

We believe that the primary reasons for the growth in cargo operations are:

•	increased trade throughout Latin America;

•	our expansion and growing presence in new cargo markets;

•	a worldwide trend toward greater consumption of fresh fruit, fresh fish and other fresh products;

•	economic growth in Latin America, which has fueled demand for manufactured goods in the region;

•	commercial agreements with other airlines; and

•	a worldwide trend towards companies reducing their inventories and shipping more frequently as part of their supply chain management.

In general terms, cargo flows are unidirectional. This characteristic is a key determinant in the structure of cargo operations as well as in the commercial conditions in the cargo business. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. Furthermore, demand weakness in one direction may limit the capacity that is profitable to allocate to some routes, therefore creating pressure on fares in order to compensate for weaker revenues in one particular direction. The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. From 2002 to 2003, our international operations were characterized by very strong export traffic out of Latin America, but gradual increases in import demand, as well as the deceleration of export growth, led to more balanced cargo flows during 2004. Further extension of this trend led to excess demand on southbound routes since 2005.

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

Despite some initial challenges, during 2008 we continued a series of measures and projects that led to improved margins. Among other things, we consolidated our new fleet model, reducing wet lease utilization in favor of a more efficient owned fleet. We reduced wetlease capacity as a percentage of total cargo capacity from 13% in 2006 to 10% in 2007. Nevertheless, during 2008, due to strong growth in import markets, a record seed export season and the preparation for the Company’s entry into new markets, we increased our wetleases to approximately 20% of our cargo capacity in order to respond to the increasing demand. We also emphasized the most profitable routes in expanding our network. We carried out significant improvements in our information system as part of our constant search to enhance customer service. Among other initiatives, we integrated our system with those of our major customers, and we also developed a new and improved web-based e-tracking tool. Those innovative initiatives help to differentiate the product we offer to our clients and reinforce our commitment to maintain leadership and world-class service standards.

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

Marketing and Sales

Our sales and marketing efforts are carried out either directly when we have a local office or through general sales agents. In Latin America we have our own offices in all key markets. In the United States we have our own offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe we have offices in Frankfurt and Madrid and use agents in other key cities. Finally, in Asia all our sales efforts are done through general sales agents. In total, we maintain a network of more than forty independent cargo sales agencies domestically and internationally.

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

Cargo-Related Investigations

In February 2006 the European Commission, in conjunction with the Department of Justice of the United States (“DOJ”), initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo S.A., LAN’s cargo subsidiary) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against twenty-five cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the airfreight business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. Notwithstanding the above, in the fourth quarter of 2007, LAN recorded, and maintains, a US$25.0 million reserve in Other Non-Operating Expenses in relation with the European investigation.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States and four in Canada. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA reached a plea agreement with the DOJ and agreed to pay a fine of US$ 21 million. These amounts will be paid over a five-year payment schedule and have been recorded as of December 31, 2008, within Other Current Liabilities (US$19 million) and Other Creditors (US$90 million). It is not possible at this time to anticipate with any precision the outcome of the four civil actions that were filed in Canada against Lan Cargo, among other airlines.

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

The New Zealand Commerce Commission also initiated an investigation into potential anti-competitive activities in the international air cargo markets and requested information and documentation from LAN, which LAN duly submitted. On December 15, 2008, the New Zealand Commerce Commission announced it would focus its investigation on ten airlines and excluded LAN from further investigation.

In June 2008, the Korean Fair Trade Commission notified LAN of an investigation into the air cargo industry and its non-compliance with the Monopoly Regulation and Fair Trade Act and has requested information and documentation from LAN, which LAN duly submitted. Given the current stage of the investigation, it is not possible at this time to anticipate with any precision its outcome.

Fleet

General

As of March 31, 2009, we operated a fleet of 93 jet aircraft, comprised of 84 passenger aircraft and 9 cargo aircraft, as set forth in the following chart.

	Number of aircraft in operation			Average term of lease	Average age (years)
	Total	Owned	Operating lease	remaining (years)
Passenger aircraft
Airbus A318-100	15	15	0		1.0
Airbus A319-100	20	15	5	7.2	2.7
Airbus A320-200	18	8	10	4.2	6.1
Boeing 767-300 ER	26	15	11	2.6	7.7
Airbus A340-300	5	0	5	4.0	8.8
Total passenger aircraft	84	53	31	4.1	5.1

Cargo aircraft
Boeing 767-300 Freighter	9	8	1	4.7	6.8
Total cargo aircraft	9	8	1	4.7	6.8

Total fleet(1)	93	61	32	4.1	5.2

(1)	Does not include 1 Boeing 767-200 passenger aircraft leased to Aeromexico and 1 Boeing 737-200 cargo and 5 Boeing 737-200 passenger aircraft leased to Sky Airline.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2006	2007	2008
	(measured in hours)
Passenger aircraft
Airbus A340-300	15.8	14.7	14.6
Boeing 767-300 ER	14.1	14.2	13.6
Airbus A320-Family Aircraft	9.6	10.6	10.4
Cargo aircraft
Boeing 767-300 Freighter	16.6	16.5	16.7

We operate different aircraft types as we perform various different missions ranging from short-haul domestic trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

•

For short-haul domestic and regional flights we operate Airbus A320-Family aircraft. In the first half of 2008 we phased out the entire B737-200 fleet. The A320-Family Aircraft which we currently operate have been acquired pursuant to a 1999 purchase agreement with Airbus subsequently amended in 2005 and 2008, and also incorporated pursuant to operating leases. As a consequence of the amended purchase agreement, as of March 31, 2009, we had outstanding orders for six Airbus A319 and nine Airbus A320 aircraft for delivery between 2010 and 2011. Our purchase contracts with Airbus provide for some flexibility with regard to future changes in aircraft types and delivery dates. For more information, see “Additional Information—Material Contracts” under Item 10. We believe that our fleet of A320-Family Aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

•

For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. We believe that these aircraft’s size and range provide an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The aircraft that we currently operate have been incorporated into our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. Between 2004 and 2006 we placed additional orders for eighteen Boeing 767-300 Passenger and Freighter aircraft for delivery between 2005 and 2009. The first two aircraft, both freighters, were delivered during the second half of 2005. In 2006 and 2007, we received seven passenger aircraft featuring a new upgraded two-class configuration, and one additional dedicated freighter. Five Boeing 767-300 Passenger aircraft were delivered during 2008 and the remaining three aircraft have been scheduled to be delivered between 2009 and 2010. Our contract with Boeing provides for certain flexibility with respect to the aircraft types to be received. In 2008, we placed an additional order for four B767 Passenger Aircraft which will be delivered in 2012.

•

We operate five Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration, these aircraft are well-suited to perform trans-Atlantic and trans-Pacific missions out of Santiago.

During the first quarter 2009, we initiated the process of incorporation of winglets, advanced technology devices, in all our Passenger and Freighter Boeing 767-300 aircraft. Winglets are placed on the wings of an aircraft causing a more efficient use of fuel. The reduction in usage equals approximately 450,000 tons of fuel per year which translates in approximately a 5% decrease in fuel consumption. The investment in this project amounts to approximately US$70 million and is expected to be finalized in the third quarter of 2010.

Historically, we have also utilized between one and six cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increase access to certain cargo destinations resulting from increased capacity and access to destinations outside the Lan Cargo network. As of March 31, 2009, we were utilizing two Boeing 747 Freighter under ACMI leases. Our current ACMI contracts are structured for periods of less than twelve months.

Fleet Leasing and Financing Arrangements

Our financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financing). This umbrella facility provided for guarantees from the English, French and German export credit agencies. Our repayment profile for each aircraft financed under the facility was for a period of up to eighteen years. Under this financing package we incorporated Airbus aircraft into our fleet through operating leases, financial leases and tax leases. Even though this facility covered the aircraft scheduled to be delivered under our 1998/9 Airbus purchase agreements through December 31, 2006, we decided to fund the 2006 deliveries with a new facility negotiated in 2006. This new facility financed the acquisition of

•	eight Airbus A319 delivered in 2006;

•	five A318 and two A320 delivered in 2007;

•	ten A318, two A319 and two A320 delivered in 2008; and

•	three A319 delivered in the first quarter of 2009.

This new US$920 million facility is similar to the previous one as we drew separate loans in connection with the specific financing requirements of each Airbus aircraft. This facility is based on support guarantees from the European export credit agencies. Under this financing package we incorporated into our fleet Airbus aircraft through operating leases, financial leases and tax leases. The facility covers 85% of the purchase price of each aircraft plus the associated export credit agencies premium. The remaining 15% will be funded directly by us. There is no remaining availability under this facility.

Between 2004 and 2006, LAN ordered fifteen Boeing 767-300 Passenger aircraft and Freighters for delivery between 2005 and 2008. In 2004 the Company structured a new syndicated facility for US$260 million to finance the entire cost of the two Boeing 767-300 Freighters delivered in 2005 and the first Boeing 767-300 Passenger aircraft delivered in 2006. In 2005, LAN finalized the syndicated facility to fund the purchase of four Boeing 767-300 Passenger and Freighter aircraft for delivery in 2006. Between 2005 and 2006, LAN also finalized two additional syndicated facilities to fund the purchase of the remaining eight Boeing 767-300 Passenger aircraft. Three of these aircraft were delivered in 2007, and five were delivered in 2008. Each loan with respect to these aircraft is guaranteed by the Ex-Im Bank with a twelve-year profile for the financing of 85% of the aircraft value.

On June 12, 2005, we made the final payment with respect to a Boeing 767-200 aircraft we held under a capital lease. We subleased this aircraft to a third party at market rate and extended this sublease until June 2010.

In 2006, LAN structured a pre-delivery payments facility for three of the Boeing 767-300 aircraft with deliveries in 2007 and 2008. Payments under this facility were completed during 2008.

In 2006, LAN also ordered three additional Boeing 767-300 passenger aircraft for delivery between 2009 and 2010. We plan to finance these aircraft partially by a new Ex-Im Bank guaranteed facility and partially with funds generated from operations.

In April 2007, we entered into two lease agreements with GE Commercial Aviation Services for the lease of two B777-200LR Freighters, for delivery in 2009. In October 2007, we signed a purchase agreement with the Boeing Company for two additional B777-200LR Freighters to be delivered in 2011 and 2012.

In the second half of 2007, the Company decided to acquire thirty-two new Boeing 787 Dreamliner aircraft with delivery initially scheduled between 2011 and 2016. The Company entered into a purchase agreement with the Boeing Company for 26 of these aircraft, while the Company entered into leasing agreements with the International Lease Finance Corporation for the remaining six aircraft.

During 2008, LAN decided to exercise fifteen options to acquire A320-Family Aircraft. We intend to finance the exercise of such options in part through a facility similar to the facility described above, and partially with funds generated from operations. Six of these aircraft are schedule to be delivered in 2010 and the remaining nine during 2011.

As of March 31, 2009, we held thirty-two aircraft under operating leases. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft. As of December 31, 2008, aggregate future minimum lease payments required under our aircraft operating leases were US$1,348.9 million. Our operating leases have terms ranging from three months to twelve years from the date of delivery of the aircraft. For more information, see Note 18 to our audited consolidated financial statements.

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

Our facilities at Comodoro Arturo Merino Benítez International Airport in Santiago, Chile are among the most extensive in Latin America and have been certified according to IOSA standards and as a FAA approved repair station. Our hangars and components shops at our Santiago repair station can service the Boeing 767, Airbus 340 and Airbus 320 Family Aircraft fleet.

In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment, and blended winglets in the Boeing 767 fleet.

Our engineering and maintenance division is supervised by the DGAC and subjected to several recurrent external audits from civil aviation authorities and international entities such as the FAA, the Argentine Dirección Nacional de Aeronavegabilidad (“DNA”), the Brazilian Agencia Nacional de Aviacao Civil (“ANAC”), IOSA (from IATA) and the International Civil Aviation Organization (“ICAO”), in order to strictly comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals.

We also rely on third-parties for certain maintenance support for our aircraft and engines. Lufthansa Technik provides our Airbus A320-Family Aircraft and A340 Aircraft component support on a power-by-the-hour basis under a long-term contract, which runs until 2019. International Aero Engines provides the A320 and A319 engine support on a power-by-the-hour contract, which runs for twelve years once each engine is received. Pratt and Whitney provides the A318 engine support on a power-by-the-hour basis contract, which runs for ten years once an engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which also runs for twelve years once an engine is received. General Electric, which services have been contracted until 2014, provides the maintenance of most of our Boeing 767 engines. Third-parties also provide certain additional engine maintenance services. Air France-KLM, which services have been contracted until 2015, provides the maintenance of our Boeing 767-300 components.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly-operated Lufthansa LAN Technical Training S.A., located in Santiago, Chile.

Safety and Security Corporate Direction

The Safety and Security Corporate Direction (“SSCD”) is an internal division in charge of the management of security matters related to flight operations and operative and administrative buildings, and of the organization and coordination of emergency response matters.

The SSCD reports directly to LAN’s Chief Executive Officer (CEO), which reflects the firm commitment that the Company’s senior management has with its employees. The SSCD is comprised of three independent reporting management areas: safety management, security management and emergency response management.

Safety Management

We give high priority to providing safe and reliable air service, as it is considered a fundamental asset to LAN and one of the basic pillars for the development of our Company. We have uniform safety standards and safety-related training programs that cover all of our operations. LAN has implemented a Safety and Quality Management System (“SMS”) throughout the operational areas of the Company, which is certified by the Chilean DGAC. The SMS provides clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure of the airline. It strengthens the commitment and knowledge required from everyone in the Company regarding any and all actions that could affect safety.

The Operational Safety Director (“OSD”) is responsible for the Operational Safety Oversight and the implementation of the SMS. The OSD supervises a staff of approximately twenty-one safety specialists of different backgrounds, including pilots, aeronautical engineers, aircraft maintenance engineers, a psychologist, and dangerous goods and ground handling safety specialists.

Our corporate operational safety organization consists of four main areas:

•

Flight Safety Management: The Flight Safety Area oversees and audits our operational safety measures, investigates major incidents and programs and controls the LOSA and FOQA Programs (as defined below). The Flight Safety Area also oversees and audits safety measures related to ground handling and cargo areas and investigates related incidents.

•	Maintenance Safety Management: The Maintenance Safety Area oversees and audits our maintenance safety measures and investigates maintenance-related incidents.

•	Flight Data Monitoring Management: The Flight Data Monitoring Area is responsible for the maintenance and administration of the recorded flight data and safety-related databases and softwares.

•	Corporate Quality Management: The Corporate Quality Management Area is responsible for the administration of Internal Evaluation Program conducting organization-wide audits in all operational areas.

The main safety programs, elements and procedures include:

•

Flight Operations Quality Assurance (“FOQA”). Since the end of 2002, LAN has been implementing a Flight Data Monitoring (“FDM”) program using mainly two different analysis programs. The FDM program is fully developed for the A320-Family Aircraft, A340 and B767 fleets. The statistical information obtained has produced standard operational procedure changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

•

Mandatory Occurrence and Mandatory Reports. Our operations policy manuals define the incidents that require a mandatory report. On a voluntary basis, personnel can provide confidential reports to the flight safety area in hard copy or electronic form.

•

Safety Information Management. All safety information regarding all occurrences is entered into dedicated software, where it is analyzed according to its potential risk. Important incidents are investigated thoroughly. The relevant areas related to each particular incident implement corrective actions with the assistance of the corporate operational safety directory.

•

Line Operation Safety Audit (“LOSA”). LOSA is a program designed to survey and analyze the safety components of our equipment and operations. LOSA observations have been conducted on the A-340, A-320 and B767 fleets. In 2007, a second LOSA observation has been applied to the A-340 fleet, which has given important information of the effectiveness of the corrective actions recommended by the first observation conducted in 2004.

•

Quality Assurance and IOSA Certification Programs. Our flight and maintenance safety areas have a quality assurance system and are currently certified ISO 9001-2000. Our safety management system is based on the ISO 9001-2000 standards. We also periodically evaluate the skills, experience and safety records of our flight crews in order to maintain strict control over the quality of our flight crews. All of our aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. LAN Airlines, and passenger subsidiaries are IOSA registered. Currently, cargo subsidiaries IOSA audits are ongoing.

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

Security Management

The main policy and the essential principle of the Company is to ensure an adequate security protection to all its flights, aircraft, passengers, crew members, ground personnel, airport facilities and other services related to the commercial civil aviation against any threat or unlawful action.

The Company has implemented corporate policies and a quality management system through the operational system to detect any lack of security in its operations. Audits and assessments are used to assign different levels of security to international and domestic operations.

The Corporate Security Manager (“CSM”) has the responsibility to evaluate, analyze and assign threat levels (high, medium, low) to international and domestic operations, proposing security procedures for each scenario. The CSM leads an organization of five security managers and approximately fifteen security specialists. The current CSM is a former police officer with more than fifteen years of experience in the civil aviation.

The corporate security organization has five main areas:

•	Domestic Security Operations: that report to a former police officer with more than seventeen years of experience in civil aviation.

•	International Security Operations: that report to a security specialist, with more than nineteen years of experience in civil aviation.

•	North America, Caribbean and Europe Security Operations: that report to a security specialist, with more than fifteen years of experience in civil aviation.

•	Argentinean Security Operations: that report to a security specialist, with more than twenty years of experience in civil aviation.

•	Peruvian Security Operations: that report to a former navy officer, with two years of experience in civil aviation.

Each of the five areas is subdivided in internal investigations, fraud, training, cargo security, security of facilities and quality control.

Since 2002, the Company’s Corporate Security Manual unified international and domestic security procedures:

•	Manual de Gestión de Seguridad (Manual of Security Management). The basis for local security procedures.

•

Airport Security Plan or Airport Security Program. Approved by the DGAC for each country were we have operations. It includes procedures to prevent unlawful conducts and procedures for a bomb threat or hijacking drill.

•	Corporate Security Training Program. It includes the contents and definitions regarding security training for all areas involved in acceptance of aircraft, baggage, cargo and passengers.

•	Airport Security Inspection Program. It has the contents and definitions regarding airport inspections and identification of security issues and corrective action plans for non compliance.

Emergency Response Management

The emergency response area is responsible for the administration of the Emergency Response Plan (“ERP”). It has been developed for the effective management of accidents and serious incidents with the purpose of mitigating any impacts on the passenger, their relatives and the operations.

Our ERP consists mainly of:

•	Emergency Procedures. They are widely advertised inside the Company, approved by the DGAC and covered by the emergency response manual.

•

Emergency Response Centre (“ERC”). The ERC includes three principal areas: the Emergency Executive Committee, the Emergency Resolution Committee and the Public Relations Monitoring Area, which are located at our offices in Santiago, Chile, and have meetings rooms, workstations, lap tops, satellite TV, conference call systems, video conference facilities, kitchens and rest rooms.

•

Family Assistance Team (“FAT”). We have an in-house family assistance program that we deploy for family assistance. We have about 720 active volunteers for family assistance, distributed in Santiago (360 volunteers), Miami (100 volunteers), Lima (120 volunteers), Ecuador (100 volunteers), and Buenos Aires (100 volunteers). Our FAT is complemented with service providers.

•

Technical Inquiry Center. It is located in Santiago, Chile at our call-center office and has 400 agents. Toll free lines are activated for family member calls and are published/broadcast to the media in case of emergency.

•

Go Team. Field team that is dispatched within 3 hours of confirmation of an emergency event involving a Lan aircraft. Our Go Team includes one director in charge, a family and passengers assistance leader, a field investigation team leader and other representatives from the general support, security, finance, legal and maintenance departments.

•	Logistic Area. It is activated and deployed in our head quarters and at the location of the accident.

Fuel Supplies

Fuel costs comprise the major portion of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of worldwide economic and political factors. In 2008, the total fuel costs represented 35.6% of our total operating expenses explained mainly by the record high fuel prices reached in 2008. The into-wing (fuel price plus taxes and transportation costs) 2008 average final price was of 3.20 dollars per gallon, accumulating a 39.5 % increase from the 2007 average. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Quantitative and Qualitative Disclosures About Market Risk —Risk of Fluctuations in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight) during the five last years.

	Year ended December 31,
	2004	2005	2006	2007	2008
Fuel consumption (thousands of gallons)	308,014.6	338,275.1	364,785.1	406,666.0	445,667.7
ATKs (millions)	5,256.2	5,810.8	6,349.8	7,023.1	7,652.2
Fuel consumption per ATK (thousands of gallons)	0.06	0.06	0.06	0.06	0.06
Total fuel costs (US$ thousands)	414,539	642,696	763,951	930,208	1,423,922
Cost per gallon (US$)	1.35	1.90	2.09	2.29	3.20
Total fuel costs as a percentage of total operating costs	21.8%	27.2%	28.0%	29.9%	35.6%

We have entered into fuel contracts to serve operations to more than sixty international and domestic destinations around the world. Contractual terms and conditions vary for each location depending on market conditions, logistics network, volume, economic and political factors, among others. In 2008, approximately 22.9% of our total fuel consumption was originated in Chile where we maintain a long-term commercial relationship with a joint venture between Air BP and Copec, and we have entered into specific supply contracts with Exxon Mobil Aviation and Shell Aviation. We have more than twenty additional suppliers in our network such as Repsol YPF, Cepsa, Primax, Chevron, Air Total, Q8 Aviation and Petrobras. In our secondary hubs we have the following fuel suppliers: Shell Aviation (Miami), Repsol YPF and Exxon Mobil Aviation (Lima and Buenos Aires) and Primax (Guayaquil).

Ground Facilities and Services

Our main operations are based at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile. We also operate from various other airports in Chile and abroad. We operate hangars, aircraft parking and other airport service facilities at the Comodoro Arturo Merino Benítez International Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain one customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta, and Punta Arenas) and Argentina (Aeroparque) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports.

We have VIP lounges at the Comodoro Arturo Merino Benítez International Airport. The 7,500 square foot Neruda lounge, which represented an investment of approximately US$550,000 in 2001, has been widely acclaimed. In 2005, Latin Trade magazine selected it as the “Best Airline Lounge” in Latin America.

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2008, LAN generated other revenues of US$148.2 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights amounted to US$41.5 million in 2008.

LAN also provides cargo-related services such as courier, warehousing, value-added door-to-door services and customs services, through various subsidiaries. Through our subsidiary Blue Express Intl. (formerly Lan Courier) (“Blue Express”) we operate vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, Blue Express customers have real-time access to data regarding the status of their parcels. During 2008, our logistics and courier businesses generated revenues of US$32.2 million. We also have storage and customs brokerage operations that generated revenues of US$25.4 million in 2008.

During 2008, we had revenues of US$8.3 million for ground services and US$15.9 million for duty-free in-flight sales. The balance of our operating revenues, US$25.0 million in 2008, was generated by sales to third parties by Amadeus Chile CRS (computer reservation system), aircraft maintenance services to third parties, our security services business, tour operations, and other activities. This represented a decrease with respect to 2007’s revenues (which amounted to US$50.6 million) caused by the sale of our affiliates Amadeus Chile CRS (computer reservation system) and Empresa de Seguridad Aérea S.A. (“Segaer”), in May and August 2008, respectively. In addition, in 2008 we received US$5.9 million compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft, compared to US$18.6 million received in 2007.

Insurance

We carry hull insurance that includes, among other coverage, “all risk,” war and allied risks, spares and liability for passengers, cargo, mail, baggage and third-parties. We renew our insurance coverage yearly, and are subject to deductibles that vary depending on the coverage type and the loss type. Our deductibles are US$1,250 for loss or damage associated with passengers’ baggage liabilities, US$10,000 for loss or damage associated with cargo liabilities and between US$500,000 and US$1.0 million for hull “all risk” insurance (depending on the aircraft type).

Additionally, we have hull deductible coverage to reduce the net hull deductible to US$100,000 per occurrence (aircraft and/or engine).

Since December 2006, we have negotiated common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, together with British Airways, which allows us to obtain premium reductions and coverage improvements.

Our insurance coverage has a one-year term starting in April of each year. The aggregate cost of our insurance coverage for the 2008 calendar year was US$ 14.5 million, which represents an 14.2% increase in insurance expenses and a 2.2% increase in average insurance rates compared to the 2007 calendar year.

Information Technology

General

We use information technology in almost every aspect of our business.

With the exception of our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems, which are operated by Amadeus, Sabre, Iberia and SITA, we operate our internal systems from two data center facilities in Santiago, Chile. In 2006, we implemented a Disaster Recovery Plan between those two sites in order to ensure the functionality of our critical systems, with a recovery time objective of four days. The line of business infrastructure currently has a recovery time of, on average, two hours for 80% of our systems and, on average, two days for the remaining 20%.

Third-party suppliers provide us with the following technical infrastructure elements:

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

Front-End Systems

During 2002, we deployed new systems to support our sales personnel. These systems provide the employees who have a direct contact with our customers with additional tools to improve service, enhance customer information and increase efficiency. During 2004 and 2005, we implemented these systems at our airport counters and our call centers.

Since 2005, we have favored a strategy of encouraging and facilitating self service alternatives for customers, through improving the functionality of the www.lan.com website as well as implementing self check-in kiosks in airports.

Enterprise Resource Planning

In 2002, we purchased an enterprise resource planning (“EREP”) system from SAP. This system was fully implemented in the second quarter of 2004 for Lan Airlines and almost all of its subsidiaries. This EREP system includes modules covering areas such as: finance, accounting, inventory management, human resources, business warehouse, as well as a user-friendly portal. We are currently working in optimizing and simplifying this system, and in leveraging it to increase the efficiency of our back-office processes.

Development and Maintenance System

With respect to new development needs, our first choice is to acquire existing packaged software, but we outsource this service when such software is not available in the market. Since early 2007, we have outsourced our IT system development to three principal vendors: TATA Consultancy Services, Everis and Indra. Thanks to this outsourcing initiative, we have achieved:

•	a decrease in project delays;

•	an increase in systems reliability; and

•	a shift in the efforts of the internal IT department to a more business oriented perspective.

New initiatives

We are implementing a new customized application and a new online system in order to provide the processes that our engineering, maintenance and materials (components) areas develop every day, with technological solutions. This project has allowed us to establish and automate simple and integrated processes, standardize processes for the Company (including our subsidiaries and related companies), facilitate handling of materials and maintenance, make relevant information available in a full, unique and consistent way to all users, and optimize distribution and execution (planned and non planned), among other benefits.

Regulation

Chilean Aeronautical Regulation

Both the DGAC and the JAC oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC regulates the assignment of international routes, and the compliance with certain insurance requirements, and the DGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Chile is a contracting state, as well as a permanent member, of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Chilean authorities have incorporated into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

Route Rights

Domestic Routes. Chilean airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes, but only to comply with the technical requirements established by the DGAC. Non-Chilean airlines are permitted to provide domestic air service between destinations in Chile, provided that the country in which the foreign airline is based grants a reciprocal right to Chilean airlines. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions. In January 2008, Lan Airlines participated in a public auction for seven frequencies between Santiago and Lima, obtaining six of them for a period of eighteen months.

In March 2007, the Chilean and Peruvian governments entered into a bilateral agreement temporarily reducing the number of flights that Peru grants to Chilean airlines using “fifth freedom rights,” or the rights to carry passengers from Chile to Peru and from Peru to a third country, from fourteen weekly frequencies to eight weekly frequencies. As a result of this regulatory change. Lan Airlines reduced the number of flights that used these rights from Lima to the United States and replaced some of these flights with direct flights from Santiago to the United States. The bilateral agreement between Chile and Peru also provides for the restoration of three fifth freedom rights frequencies in 2008 (which have already been restored) and the three remaining additional frequencies in 2009.

In March 2007, the Venezuelan authorities revoked LAN Peru’s traffic rights for flights between Caracas and Bogota. The Venezuelan authorities have granted LAN Peru traffic rights to operate in the Lima-Caracas route.

Air Fare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “Antitrust Regulation” below. Airlines may file complaints before the Antitrust Court with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance. As of March 31, 2009, 64% of the domestic routes that we operate had been classified as “non-competitive” and were subject to the requirements described above.

Registration of Aircraft. Aircraft registration in Chile is governed by the Chilean Aeronautical Code (“CAC”). In order to register or continue to be registered in Chile, an aircraft must be wholly owned by either:

•	a natural person who is a Chilean citizen; or

•

a legal entity incorporated in and having its domicile and principal place of business in Chile and a majority of the capital stock of which is owned by Chilean nationals, among other requirements established in article 38 of the CAC.

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

Chilean Airport Policy. The DGAC supervises and manages airports in Chile, including the supervision of take-off and landing charges. The DGAC proposes airport charges, which are approved by the JAC and are the same at all airports. Since the mid-90s, a number of Chilean airports have been privatized, including the Comodoro Arturo Merino Benítez International Airport in Santiago. At the privatized airports, the airport administration manages the facilities under the supervision of the DGAC and JAC.

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

Regional Aeronautical Regulation (Brazil, Ecuador, Mexico, Colombia, Argentina and Peru)

Our subsidiaries and affiliates operate throughout the Latin American region under the routes granted by the relevant authorities in each jurisdiction where they are based.

International Routes. Under Brazilian, Ecuadorian, Mexican, Colombian, Argentinean and Peruvian laws, international route rights, as well as the corresponding landing rights, are granted under air transport agreements negotiated directly between the relevant home jurisdiction and foreign governments.

Domestic Routes. Under Chilean regulation, domestic airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes. Peruvian and Argentinean law requires the consent of Peruvian and Argentinean authorities to fly domestic routes. Cabotage operations are exclusive of national airlines. Ecuadorian law requires the airline to obtain a specific concession to fly domestically. In Brazil the Comissão de Coordenação de Linhas Aéreas Regulares reviews all requests by airlines to fly domestic routes based on economic and safety considerations.

U.S. Aeronautical Regulation

General. Flight operations between Chile and the United States by airlines licensed by either country are governed generally by the open skies air transport agreement that Chile and the United States signed in October 1997. Under the open skies agreement, there are no restrictions on the number of destinations or flights that either a U.S. or a Chilean airline may operate between the two countries or on the number of U.S. and Chilean airlines that may operate. Operations to the United States by non-U.S. airlines, such as Lan Airlines, are subject to Title 49 of the U.S. Code, under which the DOT and the FAA exercise regulatory authority. The U.S. DOJ also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and Licenses. The DOT has jurisdiction over international aviation with respect to the United States and related route authorities, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. Lan Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the DOT in the form of a foreign air carrier permit, an exemption authorization and statements of authorization to conduct our current operations to and from the United States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while our exemption authorization (which includes the open skies traffic rights) is set to expire on April 10, 2010. Such exemption authorization is automatically extended until such time as the DOT issues the renewal order. We plan to request an amendment to our foreign air carrier permit to include the open skies rights, which would eliminate our need to renew the exemption authority in the future.

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

Noise Restrictions. Under the Airport Noise and Capacity Act of 1990 (“ANCA”), and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements.

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the U.S., legislation known as the “Vision 100—Century of Aviation Reauthorization Act,” which was signed into law in December 2003, required the FAA to issue regulations implementing Stage 4 noise standards consistent with recommendations adopted by the ICAO. FAA regulations require all aircraft designed and certified after January 1, 2006 to comply with Stage 4 noise restrictions.

FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our entire fleet meets these requirements.

Airport Slot Restrictions. Four U.S. airports—Chicago O’Hare, LaGuardia (New York), John F. Kennedy International (New York) and Reagan National (Washington, D.C.)—have been designated by the FAA as “high density traffic airports.” Operations at these airports are or have been subject to slot restrictions during certain periods of the day. A “slot” is an authorization to take off or land at a designated airport within a specified time window. Legislation passed in March 2000 resulted in the elimination of slot restrictions at Chicago O’Hare on July 1, 2002 and at LaGuardia and Kennedy International on January 1, 2007. While the FAA has reinstated analogous operating slot restrictions at both Chicago O’Hare and LaGuardia airports, it has not imposed such restrictions at JFK airport, where we operate. We do not currently operate in airports in which we have to obtain slots or operating authorizations. Nevertheless, government policies regulating slots and the analogous operating authorizations are affected by matters such as flight delays, noise exposure and ground congestion, and any one or more of those factors could lead to the reinstatement of slot or analogous operating limitations at airports in which we operate.

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. Lan Airlines, Lan Express and Lan Cargo must comply with Chilean Antitrust Law that prohibits a carrier from abusing a dominant position in the market. As described above under “Route Rights—Air Fare Pricing Policy,” in October 1997, the Antitrust Court approved a specific self-regulatory fare plan for us consistent with the Antitrust Court’s directive to maintain a competitive environment within the domestic market and, in 2001, imposed a new obligation on us to justify any modification that we make to our fares.

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

Property

Headquarters

Our main facilities are located on approximately five acres of land near the Comodoro Arturo Merino Benítez International Airport. The complex includes approximately 150,695 square feet of office space, 32,292 square feet of conference space and training facilities, 9,688 square feet of dining facilities and mock-up cabins used for crew instruction. In 2004, we adapted part of this building to meet our expanding training needs. This process included developing new rooms for technical instruction, in-flight and airport services.

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we initially occupied a total of four floors. In the first half of 2005 we added three more floors to accommodate our growth requirements. In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 1,700 square meters), where some of LAN staff moved in February 2008.

Maintenance Base

Our 877,258-square feet maintenance base is located on a site that we own inside the grounds of the Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a five-floor, 53,820 square feet office building plus a 10,000 square feet office and workshop space. This facility is certified by several civil aviation authorities, including the United States’ FAA. As such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2005, we finalized the construction of an additional hangar, as well as 75,000 square feet of aircraft parking space, for US$2.1 million. During 2006 we started a new investment plan at this facility that includes building 64,580 square feet of additional aircraft parking space, a new 15,340 square foot building for offices and maintenance shops, a new 16,680 square feet engine shop and storage facility, and additional warehousing and external work space. The plan also included the upgrade of some of the current facilities, increasing parking space and building a new access road. Further, in 2006 we completed construction of an engine workshop with eight work stations and capacity for thirty-six engines, for a total investment of US$820,000. We also lease from the DGAC 193,750 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes.

In 2007, LAN approved a two-year capital expenditures plan earmarking approximately US$7 million for preparing our buildings and plants for the future growth of the Company and of its fleet.

During 2008 we finalized the construction of a 4,300 square feet warehouse especially designed for the storage of oil and flammable supplies which complies with all the security standards required for its operation. We also upgraded some facilities such as bathrooms and dressing rooms in our maintenance base increasing the total area in 15,000 square feet.

Additionally, as of today, we are constructing a new five-story building in our maintenance base which will have a total surface of 49,500 square feet and is expected to be finalized by the end of 2009. This building will have space available for several workshops, a new food court and new offices. Also, as of today, we have begun a new extension of our engine workshop which will allow us to have more space to store and work on the new engines for the B-777 fleet.

Miami Facilities

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square foot corporate building, a 380,000 square foot cargo warehouse and a 783,000 square foot aircraft parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We converted 21,528 square feet of the warehouse into fully furbished offices during 2004.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of March 2007, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We rent this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business).

We own a 661,980-square foot warehouse in Santiago, which includes 91,493 square feet of space for offices and other administrative facilities and 45,000 square foot distribution center. We use this facility to support Blue Express door-to-door cargo transport business.

In 2004, Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries which operates import customs warehouses, began utilizing an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square foot building was developed in conjunction with two other operators.

We have also developed a recreational facility for our employees with Airbus’ support. The facility, denominated “Parque LAN,” is located near the Comodoro Arturo Merino Benítez International Airport. Parque LAN includes amenities such as a gymnasium, synthetic fields for multiple uses and swimming pools.

During 2008, we acquired a 43,000 square feet piece of land in Chile, which represented a US$12 million investment, for the purpose of constructing our new corporate building.

During 2008, we acquired a 161,000 square feet piece of land near the Lima airport, which will host new facilities for the company.

In March 2009, we began the construction of a new maintenance base in Argentina. The project includes a new hangar of 26,900 square feet with 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet. This will comprise a US$3.2 million investment and is expected to be completed by the end of 2009.

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

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us maintain strong profitability and expand our operations during the period between 2006 and 2008.

97% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from airport ground services, customs and storage brokerage operations, aircraft leases, courier services, on-board sales, tour operator services, third-party maintenance, ground handling, storage, charter operations, credit card co-branding, CRS services and airline-related security services.

Between 2006 and 2008 our operating environment continued to be subject to certain conditions that had a mixed effect on our results. Specifically, we faced:

•	strong passenger demand;

•	strong cargo demand, together with imbalances in cargo flows; and

•	external cost pressures, especially related to the price of fuel.

Passenger demand grew consistently during this period, fueled by positive economic conditions in our main markets. Cargo demand also experienced strong growth, especially on southbound routes, driven by positive economic conditions in Latin America and the strengthening of local currencies, although it continued to experience significant imbalances between northbound and southbound routes. While competition on both passenger and cargo routes has grown gradually since 2005, changes in competitive conditions in specific markets generated opportunities for us to expand. Certain factors outside of our control, such as fuel prices that have risen consistently since 2002, reaching historically record-high levels in mid-2008, have also generated significant cost pressures.

Our results for the period between 2006 and 2008 reflect our efforts in recent years to expand and diversify our revenue base while maintaining an efficient cost base. We have aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process included expanding our domestic passenger operations in Peru and supporting the launch of Lan Argentina. As a consequence, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented high fuel prices during 2008. As a consequence, net income amounted to US$241.3 million in 2006, US$308.3 million in 2007 and US$335.7 million in 2008.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2006 and 2008. LAN’s especially strong traffic growth during 2008, which reached 12.3%, was also based on a historical capacity expansion plan driven by the delivery of nineteen new passenger aircraft during the year and new configurations with more seats per aircraft. Despite the global macroeconomic slowdown and the outbreak of H1N1 flu, during the first quarter of 2009 our passenger traffic registered an 8.9% increase with respect to the first quarter of 2008.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. On our international routes, competition gradually increased as both incumbent and new competitors expanded their operations. Nevertheless, we have maintained our market share in most of our international markets since 2005 and have gradually increased our presence in the domestic markets of Chile and Peru, as well as in the Argentine domestic and international routes, in addition to initiating domestic operations in Ecuador in April 2009.

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

We also took advantage of our flexibility to adapt capacity quickly in response to demand shocks or market opportunities. We actively manage our capacity by transferring capacity between routes or adding new aircraft when necessary. This enabled us to rapidly respond by adding capacity in the Peruvian domestic market during 2004 and supporting the launch of Lan Argentina’s domestic operations in 2005, as well as launching the latter’s international operations in October 2006, and launching domestic operations in Ecuador in April 2009.

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

We have also enhanced our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogota, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007 we began direct service between Lima and Madrid, in 2008 we began service to Medellin, Colombia (with one stop in Quito), and in 2009 we began direct service to Cartagena de Indias, Colombia. We plan to continue growing our operation in Lima by increasing the number of flight frequencies we operate on these routes and also by adding new destinations.

Our domestic operations have also grown between 2006 and 2008. In both the Chilean and Peruvian domestic markets, total domestic traffic increased significantly during 2008, driven mainly by new fare structures in line with the implementation of our new model for short haul operations. Between 2005 and 2009, Lan Argentina increased the number of Argentine domestic destinations to thirteen and, based on our internal estimates, our market share increased to approximately 30%. By the end of 2008, Ecuador’s NCAC granted the airline permission to operate domestic flights within the country. These operations started in April 2009 with flights between the cities of Quito and Guayaquil and currently offering forty-nine weekly flights.

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

During the period between 2006 and 2008, the appreciation of local currencies such as the Brazilian real and the Chilean peso had a significant impact on cargo flows as imports into South America exceeded exports.

While high oil prices generated upward pressure in yields in both directions, excess demand on southbound routes caused southbound fares to rise more in relative terms. Competition has varied between 2006 and 2008, although high oil prices limited the industry’s capacity growth since high levels of efficiency were required to maintain profitability. Towards the end of 2008 and the first quarter of 2009, our cargo business began experiencing the impact of the global macroeconomic slowdown, registering significant declines in traffic (20.1% with respect to the first quarter of 2008) that were in line with the downward trend in global air cargo traffic.

We responded to these changing conditions in several ways. We closely monitored demand and redesigned our freighter itineraries accordingly. The flexibility of our freighter operations enabled us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. For instance, we increased the number of trips we performed to and from the Atlantic coast of South America in 2003 and 2004 as exports boomed, but as they decelerated we swiftly added stopovers in export-heavy markets in the Pacific to the northbound trips. We adjusted our capacity through the return of wet-leased freighter aircraft in order to avoid idle capacity during periods of low demand. In recent years we have also been replacing the wet-leased freighter aircraft with our own modern Boeing 767 Freighters and, since 2009, also with our new Boeing 777 Freighters. Our expanded route network led to increased diversification and helped us, by allowing us to shift capacity across routes, to partially compensate for reductions in traffic to specific markets. Our cost-effective operations and operating network also gave us a competitive advantage that allowed us to increase market share in certain markets as other competitors reduced the scale of their operations. Overall, these adjustments enabled us to successfully deal with a complicated environment and ultimately led to an improved market position.

Cost Structure

Cost controls were critical to maintaining our profitability over the period from 2006 to 2008, especially as we faced record-high fuel prices during 2008. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs and exchange rates.

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

Commissions to travel and cargo agents also compose a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. In February 2007 we reduced commissions paid to agents in Chile for economy class ticket sales from 6% to 1%. Between 2007 and 2008, commissions were also reduced to 1% in Ecuador, Argentina and Peru.

Fleet related expenses, basically aircraft rentals and depreciation, are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates.

Fuel prices rose consistently between 2006 and 2008 generating significant cost pressure. During 2008, fuel prices rose to record-high levels, which led to US$404.5 million in additional expenses and contributed to a 20.0% rise in cost per ATK (a key industry metric). Excluding fuel costs, the rise in cost per ATK over this period was 10.5%. Please refer to “GAAP/Non-GAAP Reconciliation” for further details regarding cost per ATK.

Apart from fuel costs, the main causes for the increase in cost per ATK were personnel growth, traffic and revenue growth outpacing capacity growth and a stronger Chilean peso. Wages and benefits and training costs increased in excess of capacity growth because the expansion of our operations required the anticipated incorporation and training of new personnel and because the Chilean peso has appreciated since 2006. Revenue and traffic growth similarly impacted commissions, distribution costs and passenger services.

Despite these challenges, our cost structure remained highly competitive due to careful cost management and more efficient asset utilization. For example, we were able to partially offset these cost increases by implementing important reductions in passenger commissions and increasing our aircraft utilization rates.

Higher aircraft utilization has been an important source of improved efficiency. Our long-haul passenger and cargo aircraft are used, on average, approximately fourteen hours per day. Our utilization strategy in 2008 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency. This was especially the case in our domestic operations in Chile and Peru, where we increased aircraft utilization as a result of the itineraries of our new short haul business model, as well as due to the phasing out of the older Boeing 737-200 aircraft on Chilean domestic routes. Utilization of our narrow body fleet of Airbus A320-Family Aircraft has increased to approximately ten block hours per day per aircraft.

We have also worked consistently to improve our cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and modified further in 2007 as a result of the new business model on domestic routes, enabling us to reduce passenger service expenses. The key elements of this new business model have been the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turnaround time, and increased self check-in service through web check-in and kiosks at airports.

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

•

Competitive activity in key markets increased gradually during 2008, and we expect it to continue doing so in the future. Nevertheless, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and a competitive cost base.

•

We are also working on increasing efficiency by streamlining our support processes, reducing commercial costs, and by continuing with the implementation of our new business model on short-haul operations. Further enhancements should arise from economies of scale, especially as solid growth in the passenger business accompanied by controlled fixed costs will serve to dilute our fixed costs base. In both the passenger and the cargo business, efficiencies are also expected to come from the replacement of older aircraft with new and more fuel-efficient Boeing 787 and Boeing 777 models.

Our financial performance will also be highly dependent on the evolution of jet fuel prices, which rose significantly until mid-2008 and led to a sharp rise in our fuel expenditures, but have substantially declined as from August 2008. Although we have devised and implemented a number of strategies to mitigate the impact of the volatility of fuel prices, including financial hedging and the use of fuel surcharges, it is impossible for us to predict if we will be able to fully protect ourselves against the volatility of fuel costs.

Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and enhance our distinct cost performance.

Operating Results

The following table sets forth certain income statement data for Lan Airlines.

	In US$ millions			As a percentage of total revenues			% change
	2006	2007	2008	2006	2007	2008	07/06	08/07
Revenues:
Passenger	1,813.4	2,197.2	2,858.9	59.8	62.3	63.05	21.2	30.1
Cargo	1,072.7	1,154.3	1,527.1	35.4	32.8	33.7	7.6	32.3
Other	147.9	173.4	148.2	4.8	4.9	3.3	17.2	(14.5)

Total operating revenues	3,034.0	3,524.9	4,534.3	100.0	100.0	100.0	16.2	28.6
Expenses:
Wages and benefits	443.0	489.6	608.5	14.6	13.9	13.4	10.5	24.3
Aircraft fuel	763.9	930.2	1,423.9	25.2	26.4	31.4	21.8	53.1
Commissions to agents	403.9	402.6	481.9	13.3	11.4	10.6	(0.3)	19.7
Depreciation and amortization	122.8	153.9	183.2	4.0	4.4	4.0	25.3	19.0
Passenger services	56.1	71.8	85.2	1.8	2.0	1.9	28.0	18.6
Aircraft rentals	157.7	158.9	150.9	5.2	4.5	3.3	0.8	(5.0)
Aircraft maintenance	117.2	159.1	155.6	3.9	4.5	3.4	35.8	(2.2)
Other rentals and landing fees	336.8	366.4	450.6	11.1	10.4	9.9	8.8	23.0
Other operating expenses	329.9	379.1	458.3	10.9	10.8	10.1	14.9	20.9

Total operating expenses	2,731.3	3,111.6	3,998.1	90.0	88.3	88.2	13.9	28.5

Operating income	302.6	413.4	536.2	10.0	11.7	11.8	36.6	29.7
Other income and expenses:
Interest income	7.9	18.0	16.2	0.3	0.5	0.4	127.8	(10.1)
Interest expense	(60.7)	(76.2)	(82.7)	(2.0)	(2.2)	(1.8)	(25.5)	8.5
Other income-net	37.1	12.6	(68.1)	1.2	0.4	(1.5)	(66.0)	(640.0)

Total other income (expense)	(15.7)	(45.6)	(134.6)	(0.5)	(1.3)	(3.0)	(190.5)	195.1
Income before minority interest	286.9	367.8	401.6	9.5	10.4	8.9	28.2	9.2
Minority interest	1.2	0.3	(1.2)	0.0	0.0	0.0	(75.0)	(511.1)

Income before income taxes	288.1	368.1	400.4	9.5	10.4	8.8	27.8	8.8
Income taxes	(46.8)	(59.8)	(64.7)	(1.5)	(1.7)	(1.4)	(27.8)	8.2

Net income	241.3	308.3	335.7	8.0	8.7	7.4	27.8	8.9

2008 Compared with 2007

Net Income

Our net income increased 8.9% from US$308.3 million in 2007 to US$335.7 million in 2008. This increase is mainly due to a 29.7% increase in operating income as compared to 2007, partially offset by a 195.1% increase in non-operating expenses.

Operating income increased to US$536.2 million in 2008 from US$413.3 million in 2007 as a 28.6% increase in operating revenues outpaced a 28.5% growth in operating expenses. Revenue growth reflected strong capacity expansion and an improvement in demand in the passenger business, growth in import routes into South America in the cargo business, moderate competitive activity and a strong market position, the entrance into new markets, and the expansion of our routes network. Operating costs grew mainly due to high fuel prices, capacity growth, sales growth and the appreciation of local currencies.

In 2008 we recorded a US$134.6 million non-operating expense compared to a US$45.6 million non-operating expense in 2007. This change reflected higher interest expenses due to increased debt associated with our fleet expansion plan, partially offset by the recognition of interest related to the financing of pre-delivery payments (“PDP”), as a consequence of a change in the accounting policy regarding these PDPs (see Note 27(p) to the audited consolidated financial statements of the Company). In addition, other non operating income declined 640.0% as a result of a provision of US$109 million in relation to a plea agreement signed with the DOJ regarding the cargo business investigation (see “Item 4. Information on the Company – Business of the Company – Cargo Operations – Cargo Related Investigations”), partially offset by a US$35.4 million gain in fuel hedging and a gain of US$14.0 million derived from the recognition of interest related to the financing of PDPs for years prior to 2008, as a consequence of a change in the accounting policy regarding these PDPs.

Finally, income tax expense increased by 8.2% to US$64.7 million in 2008, mainly as a result of higher pre-tax income, as the effective tax rate remained at approximately 16.2%.

Revenues

Revenues in 2008 totaled US$4,534.3 million, a 28.6% increase over revenues of US$3,524.9 million in 2007. Our consolidated passenger revenues grew 30.1% to US$2,858.9 million in 2008 from US$2,197.2 million in 2007, due to a 12.3% increase in passenger traffic, together with a 15.9% increase in yields (from US¢9.2 to US¢10.6). Passenger traffic (as measured in RPKs) increased primarily because of higher demand at key points of sales, expansion on long-haul and regional routes, expansion in the Argentine domestic market and growth in the Peruvian and Chilean domestic market driven by the implementation of LAN’s new domestic business model. Passenger yields increased 15.9% mainly due to better revenue management, nominal fare increases, higher fuel surcharges from higher West Texas Intermediate (“WTI”) market prices and the impact of the appreciation of the Chilean peso on domestic fares.

Domestic passenger revenues in Chile, Peru and Argentina, which accounted for 32.0% of our total passenger revenues in 2008 and 29.0% in 2007, increased 43.8% to US$915.1 million in 2008 from US$636.5 million in 2007. Domestic passenger traffic (as measured in RPKs) increased 30.5%, while domestic passenger capacity (as measured in ASKs) increased 28.1%, resulting in an increase in load factor from 74.6% in 2007 to 76.0% in 2008. Domestic passenger yield increased 10.2% from US¢11.16 in 2007 to US¢12.29 in 2008, mainly due to higher fuel surcharges driven by higher fuel prices.

International passenger revenues, which accounted for 67.1% of total passenger revenues in 2008 and for 70.7% of passenger revenues in 2007, increased 21.8% to US$1,870.0 million in 2008 from US$1,535.6 million in 2007. International passenger traffic (as measured in RPKs) increased 6.6%, while passenger capacity (as measured in ASKs) increased 6.1% in 2008, resulting in an improvement in load factor from 76.5% in 2007 to 76.9% in 2008. Total international passenger yield (based on RPKs) increased 16.8% to US¢9.96 in 2008 from US¢8.53 in 2007, driven by higher fuel surcharges and nominal fare increases.

Cargo revenues grew 32.3%, to US$1,527.1 million in 2008 from US$1,154.3 million in 2007, as traffic increased 7.6% and yields increased 23.0% to US¢52.5 from US¢42.7. International cargo revenues accounted for nearly 98% of total cargo revenues. Cargo traffic increased mainly due to the growth of imports into Latin America. Cargo yields increased mainly due to the continued implementation of certain revenue management strategies on southbound routes and higher fuel surcharges. Capacity during the period increased 12.3% as load factors decreased from 74.4% to 71.2%, due to the fact that volume growth in some northbound export markets was negatively affected by stronger local currencies and higher fuel prices.

Other revenues decreased 14.5% to US$148.2 million in 2008 from US$173.4 million in 2007, as increased revenues from aircraft rentals and courier services were more than offset by lower onboard sales, lower revenues from maintenance service rendered to third-parties and lower revenue from tours and travel services. In addition, the 2007 other revenues item included a non-recurrent US$18.6 million compensation from Airbus related to a change in the delivery schedule of certain A318 aircraft, while in 2008, this compensation decreased to US$5.9 million.

Expenses

Expenses in 2008 totaled US$3,998.1 million, a 28.5% increase over expenses of US$3,111.6 million in 2007. System capacity, measured in system ATKs, increased 9.0% between 2007 and 2008. Excluding the impact of higher fuel prices, which resulted in US$404.5 million of additional expenses compared to 2007, operating costs increased 9.6%. Unit costs (measured as operating costs and interest expenses minus other revenues, per ATK) increased 20.0% in 2008. Excluding fuel, unit costs increased 10.5% in 2008. As a percentage of total revenues, consolidated expenses decreased from 88.3% in 2007 to 88.2% in 2008.

Wages and benefits expenses grew 24.3% to US$608.5 million in 2008 from US$489.6 million in 2007, mainly driven by the impact of inflation on local currency-denominated wages and by the increase of headcount, in-line with the expansion of the Company’s operations.

Aircraft fuel expenses in 2008 totaled US$1,423.9 million, a 53.1% increase over aircraft fuel expenses of US$930.2 million in 2007. Fuel expenses rose due to a 39.7% increase in average fuel prices and a 9.6% increase in fuel consumption. To reflect our operational results more clearly, the gains and losses incurred due to fuel hedging activities are classified as a non-operating item.

Commissions to agents (related to both passenger and cargo sales) increased 19.7% to US$481.9 million in 2008 from US$402.6 million in 2007, due to a 30.9% increase in traffic revenues (passenger and cargo), which was offset by a 1.0% reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business, and lower commissions in the passenger business in Chile.

Depreciation and amortization expenses increased 19.0% to US$183.2 million in 2008 from US$153.9 million in 2007. Depreciation and amortization increased mainly due to the incorporation of 5 new Boeing 767 aircraft, 2 Airbus A320, 2 Airbus A319 and 10 Airbus A318 aircraft to LAN’s fleet during 2008. For further information on depreciation policies, refer to “Critical Accounting Policies” below, and Note 2 to our audited consolidated financial statements.

Other rental and landing fees increased 23.0% to US$450.6 million in 2008 from US$366.4 million in 2007. This increase resulted mainly from the impact of increased operations on landing fees and handling expenses, as well as an increase in the use of variable aircraft rentals (or ACMI leases) in the cargo business.

Passenger service expenses totaled US$85.2 million in 2008 and US$71.8 million in 2007. This represented an 18.6% increase driven mainly by the 19.4% increase in the number of passengers transported during the period, in addition to higher costs associated with passenger compensations.

Aircraft rental expenses decreased 5.0% to US$150.9 million in 2008 from US$158.9 million in 2007 as higher average lease rates were offset by a decrease in the average number of leased aircraft.

Aircraft maintenance expenses decreased 2.2%, from US$159.1 million in 2007 to US$155.6 million in 2008, as additional costs resulting from increased fleet utilization and the escalation in maintenance contracts were compensated by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet.

Other operating expenses increased 20.9% to US$458.3 million in 2008 from US$379.1 million in 2007. Other operating expenses include sales-related expenses, training, communication, distribution and data processing costs, and banking and non-collectable account expenses. Other operating expenses increased in 2008 due to increased operations driven mainly by higher sales and distribution costs and higher marketing and advertising expenses.

Operating Income

Operating income increased 29.7% to US$536.2 million in 2008 from US$413.4 million in 2007. Operating margins increased from 11.7% in 2007 to 11.8% in 2008 as a 28.6% increase in total operating revenues outpaced a 28.5% increase in operating expenses. For the full year, revenues per ATK (passengers and cargo) grew 20.1% (from US¢47.7 to US¢57.3), as costs per ATK increased 20.0% (from US¢42.7 to US¢51.2).

Other Income (Expense)

Other expenses increased from US$45.6 million in 2007 to US$134.6 million in 2008. Interest income decreased 10.1% to US$16.2 million from US$18.0 million due to lower average cash balances and lower market interest rates as compared to 2007. Interest expenses increased 8.5% to US$82.7 million in 2008 from US$76.2 million in 2007 due to increased average long-term debt related to fleet financing, offset by the recognition of interest related with the financing of PDPs during 2008 (see Note 27(p) to the audited consolidated financial statements of the Company). Other expense/income-net decreased 640.0% to a net expense of US$68.1 million in 2008 from a net income of US$12.6 million in 2007. This was mainly due to the fact that in 2008 this item included a US$109 million provision in relation to a plea agreement signed with the DOJ regarding the cargo business investigation (see “Item 4. Information on the Company – Business of the Company – Cargo Operations – Cargo-Related Investigations”). In addition, this included a US$7.9 million foreign-exchange loss in 2008 compared to a US$15.7 million gain in 2007. This was partially offset by the fact that LAN recorded a fuel hedging gain of US$35.4 million in 2008 compared to a US$28.2 million gain in 2007, as well as a US$ 14.0 million gain corresponding to the recognition of interest related with the financing of PDPs for years prior to 2008.

Income Taxes

Income tax expense increased 8.2%, amounting to US$64.7 million in 2008 as compared to US$59.8 million in 2007. This was mainly the result of an 8.8% increase in pre-tax income, as the average tax rate remained at 16.2% in 2008. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 14 to our audited consolidated financial statements.

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

In the fourth quarter of 2007, LAN recorded a US$25.0 million reserve in Other Non-Operating Expenses in relation with a European investigation of cargo price-fixing. In February 2006 the European Commission, in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines – among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against twenty-five cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. Given the current stage of the European proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. For an update on the status of the European proceedings and the DOJ’s investigations, please see section “2008 Compared with 2007” above and “Item 4. Information on the Company – Business of the Company – Cargo Operations – Cargo-Related Investigations.”

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

Domestic passenger revenues in Chile, Peru and Argentina, which accounted for 29.0% of our total passenger revenues in 2007 and 29.8% in 2006, increased 17.7% to US$636.3 million in 2007 from US$540.9 million in 2006. Domestic passenger traffic (as measured in RPKs) increased 28.5%, while passenger capacity (as measured in ASKs) increased 14.8%, resulting in an increase in load factor from 66.6% in 2006 to 74.6% in 2007. Domestic passenger yield declined 8.40% from US¢12.19 in 2006 to US¢11.16 in 2007, driven mainly by the implementation of LAN’s new business model in the domestic market.

International passenger revenues, which accounted for 69.8% of total passenger revenues in 2007 and for 68.8% of passenger revenues in 2006, increased 22.9% to US$1,533.4 million in 2007 from US$1,247.7 million in 2006. International passenger traffic (as measured in RPKs) increased 21.5%, while passenger capacity (as measured in ASKs) increased 21.1% in 2007, resulting in an improvement in load factor from 76.3% in 2006 to 76.5% in 2007. Total international passenger yield (based on RPKs) increased 0.9% to US¢8.53 in 2007 from US¢8.45 in 2006, driven by nominal fare increases, improved passenger revenue management and fuel-price related fare increases.

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

Expenses

Expenses in 2007 totaled US$3,111.6 million, a 13.9% increase over expenses of US$2,731.3 million in 2006. System capacity, measured in system ATKs, increased 10.6% between 2006 and 2007. Excluding the impact of higher fuel prices, which resulted in US$78.5 million of additional expenses compared to 2006, operating costs increased 11.0%. Unit costs (measured as operating costs and interest expenses minus other revenues, per ATK) increased 2.8% in 2007. Excluding fuel, unit costs increased 2.8%. As a percentage of total revenues, consolidated expenses decreased from 90.0% in 2006 to 88.3% in 2007.

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

Depreciation and amortization expenses increased 25.3% to US$153.9 million in 2007 from US$122.8 million in 2006. Depreciation and amortization increased mainly due to the incorporation into LAN’s fleet of 3 new Boeing 767 aircraft, 2 Airbus A320 and 5 Airbus A318 aircraft during 2007. For further information on depreciation policies, refer to “Critical Accounting Policies” below, and Note 2 to our audited consolidated financial statements.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (83% in 2008) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (63% in 2008) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (93% as of December 31, 2008), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2008, 91% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$5.5 million in 2006, a net foreign exchange gain of US$15.7 million in 2007 and a net foreign exchange loss of US$7.9 million in 2008, which are set forth in our income statement under “Other Income (Expense).” For more information, see Notes 2(e) and 22 to our audited consolidated financial statements. Our exchange gains in 2006 and 2007 were mainly associated with the appreciation of Latin American currencies, primarily that of the Chilean peso against the U.S. dollar. The loss incurred in 2008 was mainly related to the depreciation of the Chilean peso against the U.S. dollar.

GAAP/Non-GAAP Reconciliation

We use “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our “total costs” by our total ATKs. “Total costs” are calculated by starting with operating costs as defined under Chilean GAAP and making certain adjustments for interest costs and other revenues. The cost component is further adjusted to obtain “costs per ATKs excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. They are not Chilean GAAP-based measures of performance or liquidity. These metrics should not be considered in isolation or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity.

The table below reconciles operating costs as defined by Chilean GAAP to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations.”

	2006	2007	2008
Cost per ATK
Operating cost (US$ thousands)	2,731,338	3,111,552	3,998,098
+ Interest expense (US$ thousands)	60,739	76,224	82,690
– Interest income (US$ thousands)	7,897	18,043	16,212
– Other revenues (US$ thousands)	147,857	173,399	148,239

ATK operating costs	2,636,323	2,996,334	3,916,337

Divided by system’s ATKs (thousands)	6,349,794	7,023,085	7,652,230
= Cost per ATK (US$ cents)	41.52	42.66	51.18

Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	2,636,323	2,996,334	3,916,337
– Actual fuel expenses (US$ thousands)	763,951	930,208	1,423,922
+ (Gallons consumed) times (previous year’s fuel price)	693,062	851,660	1,019,421

ATK operating costs excluding fuel price variations	2,565,434	2,917,786	3,511,836

Divided by system’s ATKs (thousands)	6,349,794	7,023,085	7,652,230
= Cost per ATK excluding fuel price variations (US$ cents)	40.40	41.55	45.89

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2006	2007	2008
Passenger Revenues (US$ million)	1,813.4	2,197.2	2,858.9
ASK (million)	26,400.0	31,556.1	35,176.2
Passenger Revenues/ASK (US$ cents)	6.9	7.0	8.1
Cargo Revenues (US$ million)	1,072.7	1,154.3	1,527.1
ATK (million)	3,399.1	3,632.8	4,080.3
Cargo Revenues/ATK (US$ cents)	31.6	31.8	37.4

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

Revenue Recognition

The amount of passenger ticket sales not yet recognized as revenue is reflected as air traffic liability. Commissions related to such unearned revenue are shown net of the air traffic liability. Air traffic liability includes estimates of the amount of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has passed. We perform periodic evaluations of this estimated liability based on historical experiences. Any adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to the differences between our estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

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

Maintenance

Effective January 2006, the Company decided to change the method of accounting for heavy aircraft and engine maintenance costs related to its owned aircraft. Under the new method, these costs incurred will be capitalized and amortized to the next overhaul while all other minor maintenance costs will be expensed as incurred. The cumulative effect of this change on net income for the year 2008 is an increase in non-operating income by US$ 40.3 million. For more information see Notes 2(p) and 3 to our audited consolidated financial statements.

Derivative Instruments Used For Aircraft Fuel

We utilize financial derivative instruments to manage the price risk of changing aircraft fuel prices and interest rates. As a portion of our financial derivative instruments is not traded on a market exchange, we estimate their fair values by the use of present value methods or standard option value models, with assumptions about commodity prices based on those observed in underlying markets. In addition, as there is no reliable forward market for jet fuel, we must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices. Forward jet fuel prices are estimated by observing similar commodity futures prices (such as crude oil) and adjusted based on variations to those like commodities. As the majority of our fuel hedges settle within eighteen months, the variation between estimates and actual prices are recognized in a short period of time.

Deferred Income Taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In making this determination, we consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. See Note 14(d) to our audited consolidated financial statements.

Liquidity and Capital Resources

In recent years, we have been able to meet our working capital and capital expenditure requirements through cash from our operations, proceeds of long-term bank loans, loans from related parties and gains from financial transactions.

Our cash and cash equivalents totaled US$401.4 million as of December 31, 2008, US$445.6 million as of December 31, 2007 and US$199.5 million as of December 31, 2006. Additionally, we held US$8.6 million as of December 31, 2008, US$22.4 million as of December 31, 2007 and US$20.4 million as of December 31, 2006 in marketable securities not considered to be cash equivalents under Chilean GAAP, which consisted mainly of bonds. In 2006, 2007 and 2008 we were able to invest a portion of our cash balance in such items. We hold significantly all of our cash and cash equivalents in U.S. dollars or U.S. dollar-based instruments. We generally only hold cash and cash equivalents in currencies other than dollars to fulfill short-term obligations that are denominated in local currencies. The decrease in our cash and cash equivalents in 2008 as compared to 2007 was primarily due to the posting of collateral to third counterparties in order to offset our exposure to these counterparties arising from fuel and interest rates derivatives.

As of December 31, 2008, we had a working capital deficit (that is, our current liabilities exceeded our current assets) of US$28.0 million. As of December 31, 2007, we had a working capital deficit of US$32.8 million. In December 31, 2006, we had a working capital deficit of US$170 million. Our working capital deficit in 2008 was mainly related to our air traffic liability and accounts payable. Our air traffic liability refers to tickets that we have sold but which have not yet been used for travel. We recognize the price paid for the ticket as revenue when the tickets are flown. Except in the case of refunds, most of our air traffic liability will not result in cash outflows. Both liabilities arise in our ordinary course of business and, although they fluctuate mainly due to seasonal factors, they are generally proportional to our revenues. We believe this kind of working capital deficit presents no major constraint to our operations or growth strategy.

Net cash inflows from operating activities were US$729.1 million in 2008, US$707.0 million in 2007 and US$490.3 million in 2006, and are derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of operating our airline. Net cash inflows increased in 2008 mainly due to an increase in the collection of trade account receivables.

Net cash used in investing activities was US$832.1 million in 2008, US$844.3 million in 2007 and US$905.7 million in 2006. Cash capital expenditures were US$831.7 million in 2008, US$839.9 million in 2007 and US$920.4 million in 2006 mainly reflecting the partial acquisitions of property and equipment.

Our capital expenditures for 2008 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated to our fleet in 2008, 2009 and 2010;

•	the acquisition of 4 Boeing 767-300 passenger aircraft, 10 Airbus A318 passenger aircraft, 2 Airbus A319 and 2 Airbus A320 passenger aircraft;

•	the financing of the 15% of the delivered aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2007 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2008 and 2009;

•	the acquisition of 3 Boeing 767-300 passenger aircraft, 5 Airbus A318 passenger aircraft and 2 Airbus A320 passenger aircraft;

•	the initial pre-delivery deposits for the future Boeing B787 Dreamliner and Boeing B777 Freighter aircraft to be delivered between 2011 and 2016;

•	the financing of the 15% of the delivered aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2006 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that were and will be incorporated to our fleet in 2008 and 2009;

•	the acquisition of 4 Boeing 767-300 passenger aircraft, 1 Boeing 767 Freighter aircraft and 8 Airbus A319 passenger aircraft;

•	the financing of the 15% of the delivered aircraft (with the exception of the Boeing 767 delivered in March 2006); and

•	the acquisition of aircraft spare parts and spare engines.

For more information about current and future capital expenditures, see “Capital Expenditures” under Item 5. The difference between net cash used in investing activities and cash capital expenditures during 2006 and 2008 relates mainly to the investment in and sale of financial instruments.

Net cash inflows from financing activities were US$58.8 in 2008, compared to net cash provided by financing activities of US$383.4 million in 2007 and US$503.7 million in 2006. In 2008, our main uses of cash were US$102.6 million in loan payments, US$222.8 million in dividends payments and US$177.8 mainly related to derivative contracts collateral. With respect to the said collateral, during the first and second quarter of 2009, the Company issued stand-by letters of credit for approximately US$98.0 million for the partial replacement of the US$177.8 million cash collateral. The issuance of such letters of credit and the increase of the price of crude oil in the first and second quarters of 2009, have resulted in the Company having no cash pledged to any financial institution for margin purposes as of May 31, 2009. In 2007, our main uses of cash were US$205.5 million in loan payments and dividends payments for a total of US$210.9 million. In 2006, our main uses of cash were US$223.4 million in loan payments and dividends payments for a total of US$84.9 million. Net cash inflows from financing activities decreased mainly due to a higher amount of collateral related to our hedge contracts.

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2008, we maintained US$355 million in short-term credit lines with both local and foreign banks.

During the first quarter of 2009, the Board of Directors of the Company approved a total of US$250 million in loans with different local financial institutions. As of March 31, 2009 the Company borrowed the equivalent of US$40 million of a Chilean peso denominated facility. In order to have U.S. dollar cash flows, the Company entered into a cross currency swap for such amount with the same financial institution. As of April 30, 2009, the Company entered into three additional facilities with three different local banks for a total amount of US$152 million (of which US$50 million are U.S. dollar denominated and US$102 million are denominated in Chilean pesos with a corresponding cross currency swap).

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2008 we have financed the acquisition of fourteen Boeing 767-300 passenger aircraft and eight Boeing 767-300 Freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either twelve or fifteen years. The Ex-Im Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans or with our own funds. Our Ex-Im Bank supported financings amortize on a quarterly basis, are denominated in U.S. dollars and, while some have fixed interest rates, others bear interest at a floating rate linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under these loans into fixed rate debt. Between 2004 and 2008, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. As of December 31, 2008, the total amount outstanding under our Ex-Im Bank-supported financings totaled US$1,148.5 million. See “Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates” under Item 11 for more information.

In 2000, to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financings). This umbrella facility provided for guarantees from the English, French and German export credit agencies and contained customary terms for the industry, including standard events of default. Loans under the facility were denominated in U.S. dollars and bore interest at floating rates linked to LIBOR. The majority of these loans were converted into fixed rate loans through interest rate swaps. All the aircraft acquired under this facility were delivered by the end of 2005. In late 2005, we decided to negotiate a US$920 million facility to finance the acquisition of the 32 Airbus A320-Family Aircraft that were received in 2006, 2007 and in the first quarter of 2009. The new facility, arranged in early 2006, provided us with guarantees from the export credit agencies for 85% of the net purchase price of each aircraft. The remaining 15% of the net purchase price was funded internally. As of March 31, 2009, all the aircraft acquired under this new facility have been delivered and there are no remaining availabilities thereunder.

Our total long-term debt (including capital leases) as of December 31, 2008 was US$2,055 million compared to US$1,646 million in 2007. The increase in long-term debt during 2008 relates mainly to the incorporation of debt-financed fixed assets. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2008, we had thirty-two aircraft under operating leases, and we had minimum lease payment obligations of US$1,348.9 million compared to US$676.2 million as of December 31, 2007. Minimum lease payment obligations increased as the effect of the incorporation of new aircraft under lease agreements and the extension of several lease contracts was offset by the consumption of one year of lease-payments. The average interest rate of our long-term debt was 5.24% as of December 31, 2008. 96.2% of our debt effectively accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. As of March 31, 2009, we also had purchase obligations for

•	6 Airbus A319, 9 Airbus A320s;

•	7 Boeing 767-300 Passenger aircraft;

•	2 Boeing 777-200 Freighters; and

•	26 Boeing 787 Passenger aircraft;

amounting to a combined total of US$5,052.3 million, with delivery between 2009 and 2019.

The following table sets forth our material expected obligations and commitments as of December 31, 2008.

	Payments due by period, as of December 31, 2008
	Total	2009	2010	2011	2012	2013	Thereafter
	(in US$ millions)
Principal debt payments	1,794.0	134.1	142.1	149.2	156.0	158.4	1,054.2
Interest debt payments	550.7	82.4	70.4	66.4	61.3	55.1	215.1
Capital leases(1)	277.8	74.9	65.0	57.7	29.7	18.7	31.8
Operating leases(2)	1,349.0	161.5	159.9	149.3	136.6	89.6	652.1
Purchase obligations	5,097.3	306.3	550.1	606.0	309.4	196.2	3,129.3

Total	9,068.8	759.2	987.5	1,028.6	693.0	518.0	5,082.5

(1)	Includes interests.
(2)	Includes aircraft leases and other non-cancelable leases.

Trend Information

During 2009, we expect our operating environment to continue to be subject to certain conditions that will substantially affect our results. Specifically, we expect to face:

•

Continued and stable growth rates in the passenger business, although with lower yields. Yields declined 14.1% during the first quarter 2009 mainly as a result of lower fuel surcharges and lower nominal fares on certain routes. Traffic continued to show solid growth driven mainly by domestic operations in Chile, Argentina, Peru, and Ecuador (the latter, as of April 2009). During the first quarter 2009, traffic as measured in RPKs grew 8.9% while ASK growth reached 12.2%, driven by a 35.1% growth in the domestic markets of Chile, Argentina, and Peru, as well as a 4.1% increase in international traffic. Although load factors suffered a decline of 2.3 points in the first quarter 2009, our overall passenger load factor remains at very healthy levels, reaching 78.0%. During April and May 2009, we have continued to observe similar trends, with RPKs growing 19.9% in April 2009 and 11.4% in May 2009, as compared to the same periods in 2008. We also continue to observe declines in yields due to lower fuel surcharges as well as due to certain price promotions offered in the passenger business. For 2009, we expect capacity growth in the passenger business to reach approximately 10%, which should continue to be driven especially by expansion in domestic markets;

•

A decline in cargo demand mainly driven by the global and regional macroeconomic slowdown, imbalances in cargo flows and a substantial reduction of Chilean salmon exports due to the ISA Virus outbreak. During the first quarter 2009, cargo demand as measured in RTKs decreased 20.1% and capacity as measured in ATKs decreased 11.1%. Yields decreased 15.3%, reflecting lower fuel surcharges and lower fares compared with the first quarter of 2008. During April and May 2009, RTKs have continued to decline, falling 25.4% in April 2009 and 17.4% in May 2009, as compared to the same periods in 2008. For 2009, we expect to reduce cargo capacity by approximately 5%, although this figure may be adjusted downward. We continue to anticipate a substantial traffic and capacity decline during the third quarter of 2009, although we expect such decline to be partially offset by expansion of our operations during the fourth quarter of 2009; and

•

Volatility in fuel prices. During the first quarter 2009, the decline in fuel prices generated a US$99.6 million decrease in fuel costs, including the impact of a US$57.9 million fuel hedging loss recognized during such period. During the second quarter of 2009, fuel prices have increased substantially, although we expect they will remain significantly below 2008 levels.

In 2009, we expect to continue expanding and diversifying our revenue base through the expansion of our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. For example, in the first quarter of 2009, we received a total of three A319 aircraft designated for passenger domestic and regional operations and we expect to receive two additional passenger aircraft (both Boeing 767s designated for long-haul passenger operations) during the fourth quarter of 2009. In addition, in April 2009 we initiated operations in the domestic market of Ecuador.

In the cargo business, we will continue adjusting our routes and our capacity mix to adapt to changing cargo flows. We intend to closely monitor demand and redesign our freighter itineraries accordingly. The flexibility of our freighter operations will enable us to accommodate lower demand and avoid unprofitable routes by combining service to several destinations in the same trip. During 2009 we expect to continue benefiting from our expanded route network to increase diversification and shift capacity across routes, to partially compensate for reductions in traffic to specific markets. For example, in March 2009, we started operations in LANCO, our new Colombian affiliate, and ABSA, our Brazilian affiliate, began domestic cargo operations within Brazil covering the route between Sao Paulo and Manaus.

We continue to have a significant amount of flexibility to adjust the size of our fleet. Between 2009 and 2011, we will have three operating lease expirations each year, which can be exercised without cost, and in 2010, we will begin to have part of our Boeing 767 fleet fully paid for, providing us with additional flexibility.

We also intend to lower our cost structure and offset reductions in demand through careful cost management and more efficient asset utilization and we aim at increasing efficiency by streamlining our support processes, reducing commercial costs, and by continuing with the implementation of our new business model for short-haul operations.

We expect jet fuel prices will continue to be volatile in 2009 and expect to continue using fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses, to help protect us against short term movements in crude oil prices. For instance, we have hedged approximately 44% of our estimated fuel requirements for the second quarter 2009, 39% for the third quarter, and 48% for the fourth quarter, as well as 10% of our estimated fuel requirements for the first quarter of 2010. These hedging instruments are zero-cost collars with a floor between US$92 and US$104 per barrel and a ceiling of US$140 per barrel. In addition, for the third and fourth quarters of 2009, we also acquired call options with a strike price of US$70.

Capital Expenditures

Over the last three years our cash capital expenditures were US$920.4 million in 2006, US$839.9 million in 2007 and US$831.7 million in 2008, which mainly reflect our acquisition of aircraft and aircraft-related equipment, IT equipment and support infrastructure, and the funding of pre-delivery deposits.

The following chart sets forth our estimate, as of March 31, 2009, of our future capital expenditures for 2009, 2010, 2011, 2012 and 2013:

	Expenditures by year, as of March 31, 2009
	2009	2010	2011	2012	2013
	(in US$ millions)
Expenditures on aircraft	356	408	599	528	31
PDPs	(50)	142	7	(219)	165
Purchase Obligations	306	550	606	309	196

Other expenditures(1)	165	124	109	84	54
Total	471	674	715	393	250

(1)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Business of the Company — Fleet” under Item 4 above. Principally, we have projected our capital expenditures based on:

•	the delivery of 3 Airbus A320-Family Aircraft in 2009, 6 in 2010 and 9 in 2011;

•	the delivery of 3 Boeing B767-300 passenger aircraft in 2009, 1 in 2010 and 4 in 2012

•	the delivery of 1 Boeing B777-Freighter aircraft in 2011 and 1 in 2012; and

•	the improvements to our buildings and plants as part of the two-year capital expenditure plan earmarked in 2007 (and totaling approximately US$7 million).

We expect that cash generated from operations, short-term credit-lines and the long-term syndicated loans already negotiated with various banks will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

Credit Card Receivables Securitization

We have raised a total of US$100.0 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services in the United States through American Express, Diners Club, Discover, Visa and MasterCard to Pelican Finance Ltd. (“Pelican”). In the first transaction, completed in March 1999, we sold US$60.0 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. This transaction had a term of seven years and our sale of these receivables authorized Pelican to collect payments on them until March 2006. Final payment for this transaction was made in June 2006. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40.0 million. This transaction has a term of seven years, with a four year grace period on principal payments. Our sale of these receivables authorizes Pelican to collect payments on them until the earlier of the date the notes issued by Pelican are fully redeemed and August 2009. Final payment for this transaction is expected to be made on June 30, 2009.

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

Our net income determined under U.S. GAAP would have been US$316.4 million in 2008, US$322.0 million in 2007 and US$201.6 million in 2006, as compared with net income under Chilean GAAP of US$335.7 million in 2008, US$308.3 million in 2007 and US$241.3 million in 2006. These differences could be material to the financial information presented in accordance with Chilean GAAP. The main differences affecting the determination of net income include the different treatment of expenses for amortization of goodwill, adjustments for differences in the deferred tax provision as calculated under U.S. GAAP, the ineffectiveness of certain derivative instruments resulting in additional adjustments under Chilean GAAP; and, certain expenses related to derivative instruments that do not qualify as hedging relationships under U.S. GAAP. In 2008, the main difference affecting the determination of net income was the effect of adjusting the capitalization of interest related with the financing of PDPs.

Shareholders’ equity determined under U.S. GAAP would have been US$863.3 million as of December 31, 2008, US$1,010.7 million as of December 31, 2007 and US$658.3 million as of December 31, 2006 as compared with shareholders’ equity under Chilean GAAP of US$1,118.0 million as of December 31, 2008, US$988.0 million as of December 31, 2007 and US$626.3 million as of December 31, 2006, principally due to differences in purchase accounting adjustments, adjustments for the provision for deferred income taxes, and goodwill amortization.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The administration of Lan Airlines is conducted by its board of directors which, in accordance with Lan Airlines’ by-laws, consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

The current board of directors was elected at the annual shareholders’ meeting held on April 10, 2008. Its term expires in April 2010. The following are Lan Airlines’ directors and senior management as of March 31, 2009:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director
Ramón Eblen Kadis(3)	Director
Bernardo Fontaine Talavera	Director
Andrés Navarro Haeussler	Director
Ignacio Guerrero Gutiérrez	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Ignacio Cueto Plaza(2)	President and Chief Operating Officer
Alejandro de la Fuente Goic	Chief Financial Officer
Armando Valdivieso Montes	Chief Executive Officer-Passenger
Cristián Ureta Larraín	Chief Executive Officer-Cargo
Roberto Alvo Milosawlewitsch	Senior Vice President, Strategic Planning and Corporate Development
Cristian Toro Cañas	Senior Vice President, Legal
Enrique Elsaca Hirmas	Senior Vice President, Operations
Emilio del Real Sota	Senior Vice President, Human Resources
Eduardo Opazo Preller	Senior Vice President, Corporate Affairs

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in May 2008.
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

Directors

Mr. Jorge Awad Mehech, 63 years old, has served as chairman and member of Lan Airlines’ board of directors since July 2001. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2010. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad currently serves on the boards of directors of several other Chilean companies, including Banco de Chile, Envases del Pacifico S.A., Edyce S.A. and Universidad de Talca. He is also a board member of ICARE (Instituto Chileno de Administracion Racional de Empresas), a Chilean organization seeking to promote private enterprise. As of March 31, 2009, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of Lan Airlines, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of Lan Airlines’ outstanding shares).

Mr. Darío Calderón González, 62 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Calderón has been a partner in Calderón y Cía., a Chilean law firm, since 1970. Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramedica S.A., Imprenta A Molina Flores S.A., Inmobiliaria Cumbres S.A., and Calzados Gino S.A.

Mr. José Cox Donoso, 54 years old, has served on Lan Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Cox has also served as chairman of the board of directors of Lan Cargo since September 1995. In addition, Mr. Cox has served on the board of directors of another Chilean company, CMB-Prime Asset Managing Corp., since September 1993. Mr. Cox is also chairman of the Chilean Electronic Stock Exchange. As of March 31, 2009, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of Lan Airlines, through Asesorías e Inversiones Ilihue Limitada, 2,654,324 common shares of Lan Airlines (0.78% of Lan Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 49 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Forestal Copihue S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of Lan Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2009, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Juan Cueto Sierra, 79 years old, was one of the founders of Fast Air in 1978 and has served on Lan Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. As of March 31, 2009, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ramón Eblen Kadis, 64 years old, has served on Lan Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of Lan Airlines). As of March 31, 2009, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of Lan Airlines (approximately 9.38% of Lan Airlines’ outstanding shares) held by the Eblen Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Andrés Navarro Haeussler, 60 years old, joined Lan Airlines’ board of directors in April 2004. Mr. Navarro’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Navarro holds a Civil Engineering degree from Universidad Católica de Chile. He is the president and founder of Sonda S.A., a leading IT services provider in Latin America, which has operations in eleven Latin American countries, including Mexico, Brazil, Argentina, Chile and Colombia. This company had its IPO during 2006 and is listed in the Santiago Stock Exchange. He is also the Chairman of the Board of Clínica Las Condes and of Inmobiliaria y Constructora Aconcagua S.A. and member of the board of Fundación Teleton, a non-profit organization.

Mr. Ignacio Guerrero Gutiérrez, 56 years old, joined Lan Airlines’ board of directors in April 2008. Mr. Guerrero’s term ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Guerrero holds an MBA degree from Harvard Business School and an Economics degree from Catholic University in Santiago, Chile. Mr. Guerrero has extensive experience in the banking and financial fields, having worked as a commercial banker for Banco de Chile and as an investment banker for Citibank N.A. and for NMB Bank, New York. From 1990 to 1994, he served as CFO of Codelco Chile, one of the largest copper mining companies in the world. Mr. Guerrero is currently a partner at CMB Chile, an investment company focused on asset management and private equity.

Bernardo Fontaine Talavera, 44 years old, has served on Lan Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the annual shareholders’ meeting to be held in 2010. Mr. Fontaine has held various responsibilities on the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Almagro S.A., Loginsa S.A. and Polygon S.A. He is also the general manager of Tres Mares S.A., which owned, together with other related holding companies, as of March 31, 2009, 7,222,593 shares of Lan Airlines S.A. (2.1% of Lan Airlines’ outstanding shares).

Senior Management

Mr. Enrique Cueto Plaza, 50 years old, is Lan Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on Lan Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of Lan Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2009, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, 45 years old, is Lan Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, a position he assumed in 1999. Mr. Cueto served on the board of directors of Lan Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LanCargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, director of Lan Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2009, Mr. Cueto shared in the beneficial ownership of 86,383,567 common shares of Lan Airlines (25.5% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Alejandro de la Fuente Goic, 50 years old, is Lan Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined Lan Airlines in April 1995. Prior to joining Lan Airlines, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of March 31, 2009, Mr. de la Fuente owned 37,383 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 46 years old, is Lan Airlines’ Chief Executive Officer-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of March 31, 2009, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Cristian Ureta Larrain, 46 years old, is Lan Airlines’ Chief Executive Officer-Cargo, a position he assumed in 2005. Mr. Ureta has an Engineering degree from Pontificia Universidad Catolica and a Special Executive Program from Stanford University. Between 2002 and 2005 Mr. Ureta served as Production Vice President for Lan Cargo. Between 1998 and 2002 he was Lan Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, 40 years old, is Lan Airlines’ Senior Vice-president Strategic Planning and Development, a position he assumed in 2008. Prior to holding his current position, Mr. Alvo served as CFO of Lan Argentina from 2005 until 2008, as Vice-president of Development of Lan Airlines from 2003 until 2005 and Vice-president of Treasury of Lan Airlines from 2001 until 2003. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Cristian Toro Cañas, 38 years old, is Lan Airlines’ Senior Vice President, Legal, a position he assumed in January 2008. Mr. Toro has a law degree from Pontificia Universidad Catolica de Chile (1993), as well as a master’s law degree (MCJ 97’) from New York University. Prior to joining Lan Airlines, Mr. Toro served as General Counsel for Citibank Chile, where he worked and held various positions from 1997 until 2007. He also worked as an international trainee at Shearman & Sterling in New York (1999).

Mr. Enrique Elsaca Hirmas, 41 years old, is Lan Airlines’ Senior Vice President, Strategic Planning, a position he assumed in July 2004. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Catolica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining Lan Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 44 years old, is Lan Airlines’ Senior Vice President Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of DYS, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Mr. Eduardo Opazo Preller, 57 years old, is Lan Airlines’ Senior Vice President, Corporate Affairs, a position he assumed in June 2008. Mr. Opazo has a degree in Business Administration from IPEVE, as well as an MBA from University Adolfo Ibáñez and AMP IESE. Prior to joining Lan Airlines, Mr. Opazo served as Head of Global Internal Communications for Santander Group, Madrid. From 1987 to 2008, Mr. Opazo worked at Santander Group.

Compensation

For the year ended December 31, 2008, the aggregate amount of compensation we paid to all executives and senior managers was US$53.8 million, which did not include US$12.0 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

Under Chilean law, Lan Airlines must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from Lan Airlines for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the Superintendencia de Valores y Seguros (the “SVS”), the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participate in any stock option plans.

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

As set forth in further detail in the following table, in 2008 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$132,415.03.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	37,257.64
Ramón Eblen Kadis	20,407.95
José Cox Donoso	22,425.40
Darío Calderón González	11,124.19
Andrés Navarro Haeussler	9,382.64
Juan José Cueto Plaza	10,108.79
Juan Cueto Sierra	4,605.39
Bernardo Fontaine Talavera	10,108.79
Ignacio Guerrero Gutiérrez	6,994.24

Total	132,415.03

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

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

As of March 31, 2009, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Securities Exchange Act of 1934. As of March 31, 2009, the committee members were Mr. Jorge Awad Mehech, Mr. José Cox Donoso and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per meeting.

Employees

General

The following table sets forth the number of employees in various positions at Lan Airlines, Lan Cargo and our other subsidiaries.

	As of December 31,
Employees(1)	2006	2007	2008
Administrative	2,928	3,247	3,181
Sales	1,906	2,014	2,276
Maintenance	1,892	1,922	2,147
Operations	4,826	4,940	4,784
Cabin crew	2,043	2,494	2,587
Cockpit crew	1,029	1,180	1,346

Total	14,624	15,797	16,321

(1)	In 2008, approximately 61% of our employees worked in Chile, 37% in other Latin American countries and 2% in the rest of the world.

We have a performance-related pay structure for our administrative, management and flight personnel (such as cabin crew members, airport and sales agents, call-center employees, and some back office employees) including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2008, over 90% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

We provide our employees with medical insurance complementary to the coverage of the private health system, and also grant other benefits, such as free and discounted airline tickets, to our permanent employees. In 2008, a stock option compensation plan was offered to key senior executives. For a detailed description of the stock option compensation plan, please see Note 19(g) to our audited consolidated financial statements for the fiscal year ended December 31, 2008.

As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees. However, the pilots´ collective bargaining agreement includes a clause that permits resignation with severance payment, in case a pilot reaches a certain age and is still providing services to the company.

One of our main goals for 2008 was to complete the first stage of the communication of our four principal values (safety and security, achievement, efficiency and warmth) to our employees. The campaign included internal training sessions, internal memoranda and posters to explain the meaning of each value and how employees can further these values in their daily work.

Training

Some of our populations, such as the flight operations, maintenance and customer ground operations personnel undergo training when they join the Company and throughout their employment with us. We invested US$7.1 million in 2006, US$8.0 in 2007 and US$12.5 million in 2008. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We maintain an agreement with CAE (a Canadian firm specializing in flight simulators and training centers) to develop a pilot training center in Santiago de Chile. This training center includes 2 Airbus A320 and 1 Boeing 767 Full Flight simulators plus 1 MFTD A320/340 simulator. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

Aircraft mechanics and maintenance supervisory personnel must be licensed by the DGAC and other corresponding authorities in other countries in which we operate. We train our technicians (Mechanics, Specialists, Inspectors and Maintenance Supervisors) in all programs required by both local authority (DGAC) and international authorities and aviation associations, such as the FAA, the European Aviation Safety Agency (“EASA”), IATA rules and regulations, those required by aircraft manufacturers and the training needs that we identify during our annual reviews. The program of study contains initial and continuing training. Initial training is level III ATA SPEC 104 and lasts forty to fifty days depending on the aircraft types and continuing training lasts up to five to six days.

During 2008, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

The collective bargaining agreement between Lan Express and its pilots’ union was renewed in November 2008. Three collective contracts are in place between Lan Airlines and its pilots (either through a union or employee groups). These contracts were negotiated in February 2009 and expire between August 2012 and January 2013. Lan Cargo is also a party to an employment agreement with its pilots that expires in November 2012.

Lan Airlines has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from August 2009 to October 2011. Lan Airlines renewed the collective bargaining agreements with its maintenance personnel in June 2008 for a period of four years. The collective bargaining agreement with maintenance personnel working for Lan Express, one of our Chilean subsidiaries, will expire in 2011. The agreement with the union representing our administrative personnel from Lan Airlines expires in August 2009.

The majority of Lan Argentina’s employees belong to industry-wide unions. Currently, labor relations are stable. In 2005, Lan Argentina hired employees from another airline and agreed to maintain their employment conditions and labor stability. The conditions and labor relations that Lan Argentina had to maintain expired on September 2008, a situation that did not generate any conflict for the company. During 2009, we expect to renew the collective agreements with pilots and maintenance personnel; the negotiations have already started with a fluid dialogue between the parties.

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

We collectively refer to these shareholder groups as “Controlling Shareholders.” As of March 31, 2009, our Controlling Shareholders owned 51.84% of our voting common shares. While the common shares owned by the Controlling Shareholders do not have different voting rights than the common shares owned by our other shareholders, these Controlling Shareholders are entitled to elect a majority of the members of our board of directors and are in a position to direct our management and to control substantially all matters that are to be decided by a vote of shareholders.

The agreements signed by our Controlling Shareholders provide for a joint-action agreement and a right of first refusal agreement in connection with 45.0% of our common shares. Under the joint-action agreement, the Controlling Shareholders agreed to coordinate their actions on all matters pertaining to the Company’s management, both at shareholders’ meetings and meetings of the board of directors. Under the right of first refusal agreement between the groups, the shares included under this agreement are subject to reciprocal rights of first refusal in connection with any future sale to a third-party.

As of March 31, 2009, a third shareholder group, which includes our director Ramón Eblen Cadiz, owned 9.38% of our common shares. Because this group can influence our management, we have classified this group as a “Principal Shareholder.”

The table below sets forth the beneficial ownership of common shares as of March 31, 2009, broken down between our Controlling Shareholders, other principal shareholder, and minority shareholders.

	Beneficial ownership (as of March 31, 2009)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Cueto Group
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	77,445,407	22.9%
Inversiones Mineras del Cantábrico	8,554,095	2.5%
Costa Verde Aeronáutica S.A.	400,000	0.1%

Total	86,399,502	25.5%
Piñera Group
Inversiones Santa Cecilia S.A.	24,767,920	7.3%
Axxion S.A.	64,477,874	19.0%

Total	89,245,794	26.3%
Principal Shareholder	31,778,049	9.4%
Others	131,367,564	38.8%

Total	338,790,909	100.00%

On January 10 and January 11, 2007, the SVS publicly announced the initiation of an administrative investigation to determine whether the purchase of shares of LAN on July 24, 2006 made by Juan José Cueto, through Inversiones Mineras del Cantábrico S.A., and by Sebastian Piñera Echenique, through Inversiones Santa Cecilia S.A., respectively, had breached an obligation not to acquire shares of LAN until the financial statements became publicly available. The Company was not a party to these investigations. On July 6, 2007, the SVS fined Sebastian Piñera Echenique 19,470 UF (approximately US$690,000) and fined Juan José Cueto 1,620 UF (approximately US$58,000) for allegedly violating, through certain affiliates, Article 165, paragraph 1 of the Securities Market Law. The SVS ruled that, though neither Mr. Piñera nor Mr. Cueto had used any privileged information, the Company’s financial statements should be considered to be privileged information per se and thus created a duty to abstain from trading the securities prior to the disclosure of the financial statements.

As of March 31, 2009, investors outside of Chile held 9.28% of our capital stock in the form of ADSs, and other minority investors held 29.52% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of March 31, 2009, we had 1,217 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

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

In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 15 to our audited consolidated financial statements for the fiscal year ended December 31, 2008.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-69.

Other Financial Information

Legal and Arbitration Proceedings

We were involved in routine litigation and other proceedings relating to the ordinary course of our business. On July 30, 1997, the Chilean Antitrust Commission imposed a fine on us of US$345,000 in connection with a complaint filed by DAP Airlines, or DAP, alleging that we employed anti-competitive tactics by reducing our prices on certain of our routes and refusing to perform maintenance services on DAP aircraft. On January 8, 1998, DAP filed a demand for indemnification against Lan Airlines, National Airlines and Lan Cargo, jointly and severally, in the amount of Ch$6.4 billion (US$10.2 million according to the observed exchange rate as of December 31, 2008). In June 2000, the courts ruled in favor of DAP and we appealed the decision before the Supreme Court of Justice. The Supreme Court confirmed the first ruling in favor of DAP in an amount of Ch$500 million (US$0.8 million according to the observed exchange rate as of December 31, 2008). We appealed the amount fixed by the Supreme Court, contending that the amount was based on certain miscalculations and requested a final amount of Ch$650 million (US$1.0 million according to the observed exchange rate as of December 31, 2008). DAP simultaneously appealed and contended that the final amount should be Ch$2 billion (US$3.2 million according to the observed exchange rate as of December 31, 2008). While both appeal processes were pending, on November 20, 2008 DAP filed a suit in an ordinary court in order to obtain the payment of the total amount decided by the Supreme Court. On December 22, 2008, the parties reached an extrajudicial settlement which established that Lan Airlines and Lan Cargo would pay to DAP the total amount of Ch$650 million (US$1.0 according to the observed exchange rate as of December 31, 2008). This litigation has concluded.

In February 2006, the European Commission, in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines – among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against twenty-five cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the airfreight business. Given the current stage of the European proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process. Notwithstanding the above, in the fourth quarter of 2007, LAN recorded, and maintains, a US$25.0 million reserve in relation with the European investigation.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States and four in Canada.

The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On January 21, 2009 Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts will be paid over a five-year payment schedule and have been recorded as of December 31, 2008 within Other current liabilities (US$19 million) and Other creditors (US$90 million).

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

The New Zealand Commerce Commission initiated an investigation into potential anti-competitive activities in the international air cargo markets and requested information and documentation from LAN, which LAN duly submitted. On December 15, 2008, the New Zealand Commerce Commission announced that it would focus its investigations on ten airlines and excluded LAN from further investigation.

In June 2008, the Korean Fair Trade Commission notified LAN of an investigation into the air cargo industry and its non-compliance with the Monopoly Regulation and Fair Trade Act and requested information and documentation from LAN, which LAN duly submitted. Given the current stage of the investigation, it is not possible at this time to anticipate with any precision their outcome.

In January 2007 we announced that we had provided, through our wholly owned subsidiary, Atlantic Aviation Investments LLC (“AAI”), a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”), convertible into shares of New Varig. On March 28, 2007, GOL announced that it was acquiring 100% of the equity participation in New Varig. Pursuant to the terms of the relevant loan agreements, upon the sale of New Varig to GOL, we sought repayment of the principal of the loans plus interest from Varig Logistica S.A. (“VarigLog”), the parent company of New Varig. VarigLog failed to respond to our demands for repayment and we subsequently filed a lawsuit in New York State court on August 29, 2007, seeking repayment of the outstanding principal plus interest. On October 10, 2008, the Court granted summary judgment in our favor for the full principal amount of the loans, US$17.1 million and entered a final judgment on December 1, 2008. The Court also held that AAI was entitled to collect the interest due under the loan agreement along with reasonable attorneys’ fees, which a special referee has recommended be approved by the Court in the amount of US$1.9 million. Final determination by the New York court is still pending. On March 3, 2009, VarigLog filed an insolvency proceeding (recuperação judicial) before the bankruptcy court in Brazil, and on March 31, 2009, VarigLog filed a Chapter 15 petition in bankruptcy court in Florida seeking recognition of its Brazilian filing. The Florida court has entered an order, based upon AAI’s stipulation with VarigLog pursuant to which there would be no stay against the continuation and commencement of legal actions by AAI against VarigLog and any of its affiliates but AAI would not be able take any action against two discreet VarigLog assets located in the United States. AAI continues its enforcement efforts to recover the amounts owed to it by VarigLog under the loan agreements.

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

Year ended December 31,	Ch$ per Common Share		US$ per ADS
	Low	High	Low	High
2004	2,010.00	3,650.00	16.85	32.90
2005
First Quarter	3,420.00	4,170.00	30.25	35.98
Second Quarter	3,885.00	4,370.00	33.54	38.05
Third Quarter	3,240.00	4,280.00	30.69	37.55
Fourth Quarter	3,346.90	3,845.90	31.31	37.55
2006
First Quarter	3,780.00	4,250.00	36.24	40.85
Second Quarter	3,470.00	4,149.90	31.37	39.76
Third Quarter	3,250.40	4,120.00	29.85	38.55
Fourth Quarter	4,155.00	5,867.00	38.60	55.34
2007
First Quarter	5,839.90	8,300.00	54.90	75.25
Second Quarter	7,400.00	8,950.00	69.58	84.15
Third Quarter(1)	7,200.00	8,997.00	13.72	17.13
Fourth Quarter	6,501.00	8,350.00	13.03	16.64
2008
First Quarter	4,710.00	7,095.00	9.30	14.80
Second Quarter	5,095.00	6,580.00	9.92	14.87
Third Quarter	4,350.00	6,520.00	8.71	13.17
Fourth Quarter	4,420.00	6,850.00	6.90	11.55
2009
Monthly Prices
January, 2009	5,000.00	5,700.00	7.88	9.07
February, 2009	4,900.00	5,470.00	7.97	9.06
March, 2009	4,400.00	5,110.00	7.08	8.77
April, 2009	4,810.00	5,500.00	8.20	9.61
May, 2009	5,272.00	6,280.00	8.78	11.18

Source: Santiago Stock Exchange and the New York Stock Exchange.

(1)	In August 2007, the ADR to common share ratio was changed from 5:1 to 1:1.

As of March 31, 2009, a total of 338,790,909 common shares were outstanding, including 31,439,633 common shares represented by ADSs.

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

The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 86.8% of securities traded in Chile. Approximately 12.8% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

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

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Finally, Decree-Law 3500, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements for establishing publicly held corporations. Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations:

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

Article 200 of the Securities Market Law prohibits any shareholder that has taken control of a publicly traded company from acquiring, for a period of twelve months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

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

As of March 31, 2009, our share capital consisted of 338,790,909 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote.

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

Under Chilean law, preemptive rights are exercisable, freely transferable or waived by shareholders during a thirty-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such thirty-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third-parties. For that thirty-day period and an additional thirty-day period, Chilean publicly held corporations are not permitted to offer any unsubscribed common shares for sale to third-parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional thirty-day period, Chilean publicly held corporations are authorized to sell non-subscribed shares to third-parties on any terms, provided they are sold on a Chilean stock exchange.

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

Under the Chilean Corporation Law, transactions in which a director is interested (including a transaction in which a director has an indirect interest) must be conducted on an arm’s-length basis and must satisfy certain disclosure requirements. These transactions include transactions involving a director’s spouse or close relatives, transactions involving other companies on whose board such director also serves or transactions with other companies where the director controls 10% of such company (directly or indirectly). Corporations may enter into transactions in which a director is interested if the transaction has been previously approved by the board of directors (which must be disclosed at the next shareholders’ meeting) and is consistent with standards of fairness similar to those that normally prevail in the market. Transactions which do not meet these conditions are valid and enforceable, but each director who approved the transaction is jointly and severally liable for damages suffered by the company, the shareholders or any interested third-parties, and the director who directly or indirectly benefits from the transaction must pay all benefits received from such transaction to the corporation. The directors are also subject to fines and administrative sanctions.

Whenever a transaction in which a director is interested exceeds 1% of the net worth of the company and exceeds the equivalent of 2,000 UF (approximately US$78,000 as of the date of this annual report) or whenever such a transaction exceeds 20,000 UF, the board of directors of the company must determine whether the transaction complies with arms’-length conditions similar to those prevailing in the market. If the board of directors is unable to determine those conditions, the board, without the vote of the interested director, may approve or reject the transaction or may appoint two independent experts to provide an opinion. The experts’ reports must indicate the terms of the transaction and in the case of non-cash assets, must indicate the planned method of payment. Experts’ valuation reports must be made available to the shareholders and to the board of directors for a period of twenty business days. The board of directors may decide to approve or reject the proposed transaction only after this twenty-day period has expired. If shareholders representing 5% of the voting shares determine, within the twenty-day period, that the transaction is not favorable to the corporation’s interests or that the reports of the experts are substantially different, those shareholders may require the board of directors to call an extraordinary shareholders’ meeting. Approval of the transaction then requires the affirmative vote of two-thirds of the voting shares of the company.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent ordinary annual meeting of our shareholders was held on April 17, 2009. Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Chilean Official Gazette pursuant to legal requirements. The first notice must be published not less than fifteen days and not more than twenty days in advance of the scheduled meeting. Notice also must be mailed not less than fifteen days in advance of the meeting to each shareholder and to the SVS and the Chilean stock exchanges. Currently, we publish our official notice in the newspaper La Tercera.

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

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the fifteen-day period before the scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation shall send to every shareholder a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has required of the company such sending. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

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

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporation Law (as to minimum dividends, thirty days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the Junta Nacional de Cuerpos de Bomberos de Chile, or the National Corporation of Firefighters.

In the event of Lan Airlines’ liquidation, the holders of fully paid common shares would participate pro rata in the distribution of assets remaining after payment of all creditors. Holders of shares not fully paid will participate in such distribution in proportion to the amount paid.

Approval of Financial Statements

The board of directors is required to submit our consolidated financial statements to the shareholders for their approval at the annual ordinary shareholders’ meeting. If the shareholders reject the financial statements, the board of directors must submit new financial statements not later than sixty days from the date of that meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting. Directors who approved such financial statements are disqualified for re-election for the ensuing period.

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

“Dissenting shareholders” are defined as those who attend a shareholders’ meeting and vote against a resolution which results in the withdrawal right, or, if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following thirty days. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within thirty days after adoption of the resolution.

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

In addition, shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender offer for the remaining shares within thirty days after acquisition.

Under Article 69(bis) of the Chilean Corporation Law, the right to withdraw also is granted to shareholders (other than pension funds that administer private pension plans under the national pension law), under certain terms and conditions, if a company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69(bis) undertaken by the company or the Chilean government that affect negatively and substantially the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the company within thirty days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69(bis), the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the company’s shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If, as previously described, the SVS determines that the shares are not actively traded on a stock exchange, the price shall be the book value calculated as described above.

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

Material Contracts

On March 31, 2006, we entered into supplemental agreement No. 22, to purchase agreement No. 2126 dated as of January 30, 1998 (“Purchase Agreement No. 2126”), whereby we agreed to purchase a total of three Boeing 767-300 aircraft. Five passenger aircraft were delivered in 2008 pursuant to Purchase Agreement No. 2126. We had the option to convert some of the orders from the passenger version to the freighter version or vice versa with certain notice. The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract was US$0.5 billion.

On December 14, 2006, we entered into a supplemental agreement No. 23 to purchase agreement No. 2126 dated as of January 30, 1998 (“Purchase Agreement No. 2126”) for the acquisition of three additional Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2009 and 2010.

On March 6, 2007, we entered into amendment No. 3 to the First A340 purchase agreement with Airbus S.A.S. for the cancellation of two A340 aircraft, and amendment No. 3 to the Second A320-Family purchase agreement with Airbus S.A.S. for the conversion of fifteen options to purchase aircraft into firm orders. The net increase in capital expenditures related to these agreements is US$315 million.

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft.

On July 3, 2007, we entered into a purchase agreement with the Boeing Company for the acquisition of two Boeing 777-Freighter aircraft. Delivery is scheduled to take place in 2011 and 2012.

On October 29, 2007, we entered into a purchase agreement with the Boeing Company for the acquisition of twenty-six Boeing 787-8 and 787-9 aircraft to be delivered between 2012 and 2016. This purchase agreement provides us with the option of purchasing ten additional aircraft to be delivered in 2017 and 2018.

Finally, on November 10, 2008, we entered into a supplemental agreement to the purchase agreement entered into with the Boeing Company for the acquisition of four additional Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft is US$636 million.

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

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. We cannot guarantee, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. On March 15, 2007, the Council of the Central Bank of Chile agreed to grant the Chilean companies that increased their capital stock between the date of the agreement and August 31, 2007 the option to request, on a one-time only basis, the application of Chapter XXVI to those shares issued and actually paid before August 31, 2008 (assuming prior fulfillment of the requirements of the Central Bank of Chile).

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 UF (US$7,200 as of March 31, 2009) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common shares and ADSs by a beneficial owner that is: (i) a citizen or resident of the United States; (ii) a U.S. domestic corporation; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of common shares and ADSs as U.S. Holders. If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our common shares or ADSs should consult its own tax advisor.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended, commonly referred to as the “Code,” such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, holders that own or are treated as owning 10% or more of our voting common shares, persons holding common shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Prospective purchasers are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs or common shares by consulting their own tax advisers.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.

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

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under “Taxation—Chilean Taxation—Cash Dividends and Other Distributions”), the excess tax will not be creditable. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source “passive income.” U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Capital Gains or Losses

If you are a U.S. Holder, gain or loss realized on the sale, exchange or other taxable disposition of ADSs or common shares, generally will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by an individual U.S. Holder generally is subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to significant limitations.

Any gain or loss a U.S. Holder realizes on such a sale, exchange or other taxable disposition will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of common shares (which, unlike a disposition of ADSs, could be taxable in Chile), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on the disposition (see “Taxation—Chilean Taxation—Capital Gains”) unless the U.S. Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and common shares.

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

HOLDERS AND/OR PROSPECTIVE PURCHASERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

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

Risk of Fluctuations in Jet Fuel Prices

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil in the world, OPEC decisions, refinery capacities, stock levels of crude oil and global political factors. In order to minimize the risk of jet fuel price fluctuations, we enter into hedging contracts in the jet fuel market or in the WTI market. Our decision to enter into these contracts, whether in the jet fuel market or in the WTI market, depends on the relative price of each commodity at the trade date.

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

During 2006, 2007 and 2008 we entered into a mix of costless collar contracts, call option contracts and jet fuel swap contracts with investment banks and other financial entities for notional fuel purchases of 148.5 million gallons, 124.9 million gallons and 218.5 million gallons respectively (which represent 40.7%, 30.3% and 40.0% respectively, of our total fuel consumption). The combined result of these contracts was a gain of US$12.9 million in 2006, a gain of US$28.2 million in 2007, a gain of US$35.4 million in 2008, and a loss of US$57.9 million in the first quarter of 2009. The fair value of our outstanding fuel related derivative contracts was estimated at negative US$4.2 million as of December 31, 2006, at positive US$4.4 million as of December 31, 2007, at negative US$170.3 million as of December 31, 2008, and at negative US$114.3 million as of March 31, 2009.

	Fair value by quarter, as of March 31, 2009
	2Q09	3Q09	4Q09	1Q10	Total
	(in US$ millions)
Fair value of outstanding fuel derivative contracts	(63.5)	(21.2)	(19.6)	(10.0)	(114.3)

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

Risk of Fluctuations in Interest Rates

The major interest rate risk we face is a rise in the London Interbank Offered Rate, or LIBOR, because we had, as of December 31, 2008, US$2,034 million in principal amount of LIBOR-based interest-bearing long-term debt outstanding, which has been hedged as explained below. As of December 31, 2008, 3.8% of our long-term banking debt was exposed to interest rate fluctuations.

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

In July 2003, we purchased four interest rate cap contracts for a total notional amount of US$127.7 million. These caps are intended to limit the Company’s exposure arising from variable-rate debt. Under Chilean and U.S. GAAP, these contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. The fair value of these contracts has been estimated at US$492.9 thousand.

Also in July 2003, the Company purchased an additional two interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. The fair value of these contracts at year-end amounted to US$374.0 thousand.

In April 2004, the Company purchased an additional two interest rate Cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005. The fair value of these contracts at year-end amounted to US$377.0 thousand.

In 2005, the Company purchased three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and 2006. The fair value of these contracts at year-end amounted US$68.0 thousand.

The premium on the caps was allocated to individual caplets and is recognized in the income statement throughout the term of each contract for Chilean and U.S. GAAP purposes. Under FAS 133, these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. For U.S. GAAP purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater then the change in the fair value of the Company’s option. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

In the first half of 2006, the Company also entered into ten receive-floating, pay-fixed interest rate swap contracts in order to hedge the variable interest payments on existing debt of approximately US$46.7 million related to the unhedged portion of existing financing. Additionally, in May 2006 the Company entered into thirty-two forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of thirty-two A320-Family Aircraft to be delivered in 2006, 2007, 2008 and 2009. Of these thirty-two contracts, twenty-five were contracted directly with the debt provider and therefore may be converted into fixed interest rate debt, while the remaining seven swaps were contracted with a different institution. As of December 2008, twenty-eight of those aircraft have already been delivered to the Company. Of those twenty-eight aircraft, twenty-four were converted into fixed interest rate debt, and four remain as variable interest rate debt, hedged with an interest rate swap. The fair value at the delivery date will be reclassified from other comprehensive income to the income statement over the term of the loan.

In June 2006 the Company entered into eleven forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of eleven B767-300 ER aircraft to be delivered in 2006, 2007, 2008 and 2009. Ten of those aircraft have already been received by the Company, and the corresponding derivatives have been converted into fixed rate debt. The fair value at the delivery date will be reclassified from other comprehensive income to the income statement over the term of the loan. As of December 2008, the remaining contract was still forward starting interest rate swaps.

In August 2007 the Company entered into three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three B767-300 ER aircraft to be delivered in 2009. In September 2007 the Company entered into another three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three Airbus A320-Family Aircraft to be delivered in 2010.

In June 2008, the Company entered into fourteen forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of twelve A320-Family Aircraft to be delivered in 2010 and 2011 and two Boeing 777-F aircraft to be delivered in 2011 and 2012.

As of December 31, 2008, the fair value of all the aforementioned interest rate swaps was estimated to be a negative US$154.8 million.

According to Chilean GAAP, the positive fair value of these interest rate swaps is reflected in the balance sheet as other long-term assets and the negative fair value of these agreements is reflected as other long-term liabilities.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300 F aircraft delivered in 2001, 14 Boeing 767-300 Passenger and Freighter aircraft delivered in 2005, 2006, 2007 and 2008 and 28 Airbus A320-Family Aircraft delivered in 2006, 2007 and 2008, has enabled us to limit the impact that interest rate fluctuation might otherwise have on 96.2% of our interest-bearing long-term debt.

As of December 2008, the average interest of all of our outstanding interest-bearing long-term debt rate is 5.236%

The following table summarizes our principal payment obligations on our interest-bearing long-term debt and capital leases as of December 31, 2008 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2008 for each loan.

	Principal payment obligations by year of expected maturity(1)
	(in US$ millions)
Liabilities	Average interest rate(2)	2009	2010	2011	2012	2013	Thereafter
U.S. dollars	5.236%	192.1	189.8	186.7	183.8	179.8	1,101.9

(1)	At cost, which approximates market value.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2008 on our debt.

Risk of Variation in Foreign Currency Exchange Rates

During 2008, 83% of our operating revenues and 63% of our operating expenses were denominated in U.S. dollars, creating a partial natural hedge with one another. However, because we conduct business in local currencies in several countries, we face the risk of variations in foreign currency exchange rates. For more information, see Note 24 to our audited consolidated financial statements. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican nuevo peso, the Peruvian nuevo sol or the European euro against the U.S. dollar could have a material adverse effect on us because we have revenues and receivables denominated in those currencies. As a part of our risk management policy, we regularly monitor our exposure to variations in the exchange rates of these different currencies. In order to reduce the impact of foreign exchange rate fluctuations, we enter into foreign exchange hedging contracts from time to time. As of December 31, 2008 we had foreign exchange forward contracts for a notional amount of US$40 million with a market value as of December 31, 2008 of a negative US$1.8 million.

In March 2009, the Company entered into foreign exchange swaps for a notional amount of US$156 million in order to hedge future cash flows of euros and Chilean pesos. For accounting purposes, the market value of this position was reflected as a non operating cost, with a market value of negative US$6.4 million.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2008 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	961,642	71.18	203,664	15.07	185,725	13.75	1,351,031
Other assets	3,513,443	98.86	8,308	0.23	32,079	0.9	3,553,830

Total assets	4,475,085	91.24	211,972	4.32	217,804	4.44	4,904,861
Current liabilities	1,257,931	91.22	49,782	3.61	71,314	5.17	1,379,027
Long-term liabilities	2,393,122	99.62	6,339	0.26	2,674	0.11	2,402,135

Total liabilities and shareholders’ equity	4,774,752	97.35	56,121	1.14	73,988	1.51	4,904,861

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Controls and Procedures. We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2008, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.

Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

The Company acknowledges that its management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, as amended.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. The Company’s internal control over financial reporting effectiveness as of December 31, 2008 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation report of the registered public accounting firm. See page F-3 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years (ended December 31) 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
	(in thousands of US dollars)
Audit fees	900.7	1,069.5	1,323.2
Audit-related fees	93.8	0.0	0.0
Tax fees	81.5	8.3	3.8
Other fees	0.0	107.7	158.8

Total fees	1,076.0	1,185.5	1,485.8

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

NYSE Standards	Our Corporate Governance Practice
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. § 303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code of ethics is available upon request, in writing, by telephone or by e-mail, to the following address: Lan Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, telephone (56 2) 565-3944, email: gisela.escobar@lan.com. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the New York Stock Exchange listing standards is also posted on our website and can be accessed at www.lan.com.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	FINANCIAL STATEMENTS

In accordance with SVS’s regulations, Chile is moving to adopt IFRS for all public companies with significant market presence over a three-year period from 2009 to 2011, as follows:

•

January 1, 2009: major listed (open) companies are required to report under IFRS (i.e. 2009 financial statements will have to be prepared using IFRS and will have to include 2008 comparative information using IFRS). However, IFRS reporting may be postponed until 2010 so long as a supplemental “pro forma” disclosure of expected impact of moving to IFRS is provided;

•

January 1, 2010: smaller listed (open) companies, insurance companies, mutual funds, pension funds, stock brokers and dealers, insurance agents, companies that issue publicly traded debt securities, and large listed (open) companies that were unable to move to IFRSs in 2009;

•	January 1, 2011: other entities registered with the SVS (non-issuers who have voluntarily registered).

We have adopted, and have started reporting under, IFRS as of January 1, 2009.

See pages F-1 through F-69, incorporated herein. The following is an index of the financial statements.

Consolidated Financial Statements for Lan Airlines S.A. and Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	By-laws of Lan Airlines S.A.

2.1	Amended and Restated Deposit Agreement among LanChile S.A., The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile S.A. and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.3	Foreign Investment Contract Assignment Agreement among the Central Bank of Chile, LanChile S.A., Citibank N.A., as assignor, and The Bank of New York, as assignee, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.4	Right of First Refusal Agreement among Inversiones Santa Cecilia S.A., Bancard S.A., Inversiones Costa Verde, S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Aéreas CGP S.A., Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.5	Supplement to Right of First Refusal Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., Axxion S.A., Inversiones Aéreas CGP S.A. and Inversiones Aéreas CGP DOS S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

2.6	Joint Action Agreement among Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Santa Cecilia S.A., and Axxion S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 30, 2005).

4.1	Purchase Agreements between LanChile S.A. and Airbus Industrie relating to Airbus A320-Family Aircraft and Airbus A340 series aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, and Amendment No. 3 dated as of October 4, 2002, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, Letter Agreements No. 1, 2, 3, 4, 5, 6A, 6B, 7, 8 to Amendment No. 2, Side Letters to Amendment No. 2 and Side Letter to Amendment No. 3, between Lan Airlines S.A. (formerly known as LanChile S.A.) and Airbus S.A.S. (as successor to Airbus Industrie) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between Lan Airlines S.A. and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126 dated as of January 30,1998, between LanChile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 17, 18, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between Lan Airlines S.A. (formerly known as LanChile S.A.) and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between Lan Airlines S.A. and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between Lan Airlines S.A. and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and Lan Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and Lan Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No 3194 between The Boeing Company and Lan Airlines S.A. relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment.

4.5	Purchase Agreement No. 3256 between The Boeing Company and Lan Airlines S.A. relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAN AIRLINES S.A.

/s/ Alejandro de la Fuente Goic
Name:	Alejandro de la Fuente Goic
Title:	Chief Financial Officer

Date: June 25, 2009

LAN AIRLINES S.A.

Consolidated financial statements

December 31, 2008

CONTENTS

Management’s Report on Internal Controls over Financial Reporting

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

Management’s Report on Internal Control over Financial Reporting

The management of Lan Airlines S.A. (“Lan Airlines” or the “Company”), including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15f under the Securities Exchange Act of 1934, as amended.

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

Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting effectiveness as of December 31, 2008 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

By	Enrique Cueto Plaza
Chief Executive Officer

Alejandro de la Fuente Goic
Chief Financial Officer

March 12, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LAN Airlines S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of LAN Airlines S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

As discussed in Note 3, effective January 1, 2008, the Company changed its method of accounting for financing expenses related to the acquisition of aircraft. Also, during 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft.

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

/s/ PricewaterhouseCoopers
Santiago, Chile
March 12, 2009

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2008	2007
	(In thousands of US$)
ASSETS

CURRENT ASSETS
Cash	15,707	11,506
Time deposits	255,881	308,585
Marketable securities (Note 4)	138,426	147,952
Trade accounts receivable and other, net (Note 5)	438,569	468,301
Notes and accounts receivable from related companies (Note 15)	1,117	226
Inventories (Note 6)	50,609	54,022
Prepaid and recoverable taxes	72,013	68,623
Prepaid expenses (Note 7)	13,346	12,949
Deferred income tax assets (Note 14)	6,545	4,624
Other current assets (Note 8)	358,818	13,040

Total current assets	1,351,031	1,089,828

PROPERTY AND EQUIPMENT (net) (Note 9)	3,093,368	2,351,605

OTHER ASSETS
Investments in related companies (Note 10)	1,187	1,482
Goodwill (Note 10)	32,412	36,022
Notes and accounts receivable from related companies (Note 15)	251	—
Long-term accounts receivable (Note 5)	11,200	12,171
Advances for purchases of aircraft and other deposits (Note 11)	209,215	316,443
Other (Note 12)	206,197	94,191

Total other assets	460,462	460,309

Total assets	4,904,861	3,901,742

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2008	2007
	(In thousands of US$)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term loans from	151,247	102,153
financial institutions (Note 16)
Current portion of long-term leasing obligations (Note 18)	63,654	61,960
Securitization obligation (Note 17)	6,753	12,826
Dividends payable	105,330	120,073
Accounts payable	361,620	322,897
Notes and accounts payable to related companies (Note 15)	303	357
Air traffic liability and other unearned income	329,742	325,669
Other current liabilities (Note 13)	360,378	176,670

Total current liabilities	1,379,027	1,122,605

LONG-TERM LIABILITIES
Loans from financial institutions (Note 16)	1,654,947	1,228,650
Securitization obligation (Note 17)	—	6,752
Other creditors	247,469	52,400
Provisions (Note 13)	92,593	94,441
Obligations under capital leases (Note 18)	178,894	233,768
Deferred income tax liabilities (Note 14)	228,232	169,885

Total long-term liabilities	2,402,135	1,785,896

MINORITY INTEREST	5,721	5,189

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY (Note 19)
Common stock (338,790,909 shares)	453,444	453,444
Reserves	1,749	(52)
Retained earnings	662,785	534,660

Total shareholders’ equity	1,117,978	988,052

Total liabilities and shareholders’ equity	4,904,861	3,901,742

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)
REVENUES
Passenger	2,858,937	2,197,201	1,813,373
Cargo	1,527,106	1,154,323	1,072,730
Other (Note 20)	148,239	173,399	147,857

Total operating revenues (Note 25)	4,534,282	3,524,923	3,033,960

EXPENSES
Wages and benefits (Note 21)	(608,510)	(489,550)	(442,967)
Aircraft fuel	(1,423,922)	(930,208)	(763,951)
Commissions to agents	(481,934)	(402,577)	(403,899)
Depreciation and amortization	(183,207)	(153,852)	(122,802)
Passenger services	(85,168)	(71,844)	(56,077)
Aircraft rentals	(150,891)	(158,917)	(157,681)
Aircraft maintenance	(155,612)	(159,063)	(117,206)
Other rentals and landing fees	(450,592)	(366,418)	(336,821)
Other operating expenses	(458,262)	(379,123)	(329,934)

Total operating expenses	(3,998,098)	(3,111,552)	(2,731,338)

Operating income	536,184	413,371	302,622

OTHER INCOME AND EXPENSES
Interest income	16,212	18,043	7,897
Interest expense	(82,690)	(76,224)	(60,739)
Other (expense) / income - net (Note 22)	(68,089)	12,619	37,113

Total other income (expense)	(134,567)	(45,562)	(15,729)

Income before minority interest	401,617	367,809	286,893
Minority interest	(1,188)	289	1,244

Income before income taxes	400,429	368,098	288,137
Income taxes (Note 14)	(64,690)	(59,775)	(46,837)

NET INCOME	335,739	308,323	241,300

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	4,648,591	3,535,542	2,951,595
Interest income	10,969	15,150	6,358
Other income received	101,386	37,698	24,936
Payments to suppliers and personnel	(3,822,991)	(2,743,171)	(2,371,090)
Interest paid	(81,421)	(73,633)	(60,107)
Income tax paid	(26,994)	(16,316)	(14,581)
Other expenses paid	(26,113)	(12,231)	(11,592)
Value-added tax and similar payments	(74,298)	(36,021)	(35,265)

Net cash provided by operating activities	729,129	707,018	490,254

CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	574,874	495,324	821,324
Dividend payments	(222,803)	(210,868)	(84,910)
Loans repaid	(102,644)	(205,536)	(223,415)
Issuance of stock	—	319,141	—
Issuance of stock expenses	—	(2,672)	—
Other	(190,667)	(11,970)	(9,282)

Net cash provided by financing activities	58,760	383,419	503,717

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(831,701)	(839,851)	(920,429)
Proceeds from sales of property and equipment	6,625	219	7,620
Sale of financial instruments and other investments	21,219	14,105	28,057
Other investments	(698)	(94)	(2.238)
Investments in financial instruments	(2,607)	(16,343)	—
Other	(24,908)	(2,354)	(18,756)

Net cash used in investing activities	(832,070)	(844,318)	(905,746)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(44,181)	246,119	88,225
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	445,615	199,496	111,271

CASH AND CASH EQUIVALENTS AT END OF YEAR	401,434	445,615	199,496

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)
NET INCOME FOR THE YEAR	335,739	308,323	241,300

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	174,905	143,796	115,939
(Gain) Loss on sales of investments	(3,886)	(1,128)	29
(Gain) Loss on sales and retirements of property and equipment	(1,382)	(1,203)	(1,133)
Proportional share of results of equity method investments	(948)	5,086	(598)
Amortization of goodwill	3,018	2,994	3,318
Minority interest	1,188	(289)	(1,244)
Write-offs and provisions	21,451	7,689	20,902
Foreign exchange gains	6,988	(16,714)	(5,675)
Other	141,403	1,120	(51,574)

CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable – trade	4,231	8,770	(47,099)
(Increase) decrease in inventories	4,803	(9,345)	(9,175)
(Increase) decrease in other assets	(23,644)	101,628	36,640
(Decrease) increase in accounts payable	21,151	111,382	160,734
(Decrease) increase in other liabilities	44,112	44,909	27,890

Net cash provided by operating activities	729,129	707,018	490,254

The accompanying Notes 1 to 27 form an integral part of these Consolidated Financial Statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008

NOTE 1 - THE COMPANY

LAN Airlines S.A. (“LAN” or the “Company”) is one of the leading passenger airlines in Latin America. The Company and its affiliates serve more than 60 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 58 additional international destinations through its various alliances. LAN Airlines S.A. and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market.

Currently, LAN Airlines S.A. and its affiliates operate one of the most modern fleets in the world, with 81 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, operate 9 dedicated freighters. The Company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the Company’s commitment to the protection of the environment.

The Company is a Chilean corporation (“Sociedad Anónima Abierta”) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the “Superintendency”) and the U.S. Securities and Exchange Commission (the “SEC”).

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

b)	Consolidation

The Consolidated Financial Statements for the years 2008, 2007 and 2006 include the following subsidiaries:

	December 31
	2008	2007	2006
Percentage of direct and indirect ownership:
Lan Perú S.A.	70.00	70.00	70.00
Inversiones Lan S.A. and subsidiaries	99.71	99.71	99.71
Lan Cargo S.A. (formerly Lan Chile Cargo S.A.) and subsidiaries	99.90	99.90	99.90
Inmobiliaria Aeronáutica S.A.	100.00	100.00	100.00
Comercial Masterhouse S.A.	100.00	100.00	100.00
Sistemas de Distribución Amadeus Chile S.A.	—	100.00	100.00
Lan Card S.A.	—	100.00	100.00
Lan Pax Group S.A. and subsidiaries	100.00	100.00	100.00
Lan Cargo Inversiones S.A. (formerly Línea Aérea Nacional Chile S.A.)	—	100.00	100.00
Lan Chile Investments Limited and subsidiaries	100.00	100.00	100.00

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

Foreign currency transaction gains and losses are included in the Consolidated Statements of Income in Other income (expense)—net. The Company recorded a net foreign currency loss of ThUS$ 7,866 for the year ended 2008 and the Company recorded a net foreign currency gain of ThUS$ 15,700 and ThUS$ 5,536 for the years ended 2007 and 2006, respectively.

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

Other current assets include primarily the fair value of hedged forecasted jet fuel derivative contracts in unrealized loss positions and restricted funds associated with aircraft leases. At December 31, 2008 the balance also includes deposits serving as collateral for derivative positions.

k)	Property and equipment

Property and equipment are stated at cost and are depreciated by the straight-line method to their estimated residual values based on the estimated useful lives of the assets. Aircraft and engines are depreciated based on estimated useful life ranging from 10 to 20 years and utilizing a salvage value based on a residual value percentage of the cost of the asset.

The residual values and basis of depreciation used for the principal asset classifications are:

Asset classification	Residual Value (%)	Basis of depreciation
Boeing 767-300 F aircraft	36	Useful life (15 years)
Boeing 767-300 ER aircraft	36	Useful life (15 years)
Boeing 737-200 ADV aircraft	15	Useful life (until June 30, 2011)
Boeing 767-200 ER aircraft	36	Useful life (15 years)
Airbus A-320	20	Useful life (20 years)
Airbus A-319	20	Useful life (20 years)
Airbus A-318	20	Useful life (20 years)
Engines 767	36	Useful life (15 years)
Engines 737	15	Useful life (until June 30, 2011)
Engines Airbus A-318	20	Useful life (20 years)
Engines Airbus A-320	20	Useful life (20 years)
Engines Airbus A-340	36	Useful life (15 years)
Rotating parts	20	Useful life (15 years)
Buildings	—	Useful life (10-50 years)
Communications and computer equipment	—	Useful life (5-10 years)
Furniture and office equipment	—	Useful life (3-10 years)

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

Under Chilean GAAP, spare parts which are not anticipated to be consumed within the next 12 months are included in property and equipment. Spare parts are not depreciated, irrespective of whether they are included in fixed assets or inventory and they are expensed upon their usage in maintenance. All spare parts are recorded at the lower of cost or market value.

Spare parts included in the Consolidated Balance Sheet are classified as follows:

	At December 31,
	2008	2007	2006
	(In thousands of US$)
Inventories	50,542	49,612	39,734
Property and equipment	16,026	21,536	18,466

Total	66,568	71,148	58,200

l)	Investments in related companies

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

o)	Air traffic liability and revenue recognition policy

Passenger ticket sales are recorded as a current liability when sold as air traffic liability in the Consolidated Balance Sheets. Air traffic liability at December 31, 2008 and 2007 amounted to ThUS$ 328,337 and ThUS$ 323,078, respectively.

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

For owned aircraft, costs incurred for heavy aircraft and engine maintenance are capitalized and amortized to the next overhaul. For leased aircraft, provisions are accrued in advance based on lease terms and technical reviews considering the aircraft and engines use expressed in cycles and total flight hours of an aircraft.

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

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statements purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants and based on the enacted income tax rate which will be in effect when the temporary differences reverse. The effects of deferred income taxes at January 1, 2000 which were not previously recorded are recognized in income beginning in 2000 as the temporary differences reverse.

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

Investment contracts:

Contracts not accounted for as hedge are recorded at their fair value through profit and loss.

v)	Cash and cash equivalents

The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statements of Cash Flows:

	At December 31,
	2008	2007	2006
	(In thousands of US$)
Cash	15,707	11,506	9,565
Time deposits	255,881	308,585	148,663
Marketable securities (see Note 4)	129,846	125,524	39,654
Other current assets	—	—	1,614
Total	401,434	445,615	199,496

Under Chilean GAAP, certain assets (specifically, bonds as of December 31, 2008, 2007 and 2006) are classified as marketable securities in the Consolidated Balance Sheet, but are not considered cash and cash equivalents for purposes of the consolidated statements of cash flows.

w)	Capitalized interest

Interest paid on borrowings used to acquire new aircraft is capitalized as an additional cost of the related assets until the aircraft is received. Interest is capitalized based on the Company’s weighted-average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use. The Company capitalized ThUS$ 8,407, ThUS$ 4,560 and ThUS$ 2,193 of interest during 2008, 2007 and 2006, respectively.

x)	Advertising costs

The Company expenses advertising costs as Other operating expenses in the period incurred. Advertising expense totaled ThUS$ 42,069, ThUS$ 37,532 and ThUS$ 23,459 during 2008, 2007 and 2006, respectively.

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

Certain 2006 and 2007 amounts in the accompanying Consolidated Financial Statements have been reclassified to conform to the 2008 presentation. The reclassifications had no significant effect on the previously reported presentation of consolidated net income or shareholders’ equity.

ac)	Future accounting change

As previously informed, Chile is committed to develop a plan of conversion to adopt International Financial Reporting Standars (IFRS). In conformity with this plan, Lan Airlines S.A. and its related companies, must adopt such standards as of January 1, 2009. Because of this accounting change, shareholder’s equity and consolidated net income will be affected. In the same way, the Consolidated Financial Statements at December 31, 2008, that will be also prepared in accordance with IFRS for comparison purposes, could differ from these.

NOTE 3 - ACCOUNTING CHANGES

Effective January 1, 2008, the Company began capitalizing interest expense related to the financing of pre delivery payments (“PDP´s”) for the acquisition of aircraft (interest during the construction period).

The cumulative effect of this accounting change at January 1, 2008, increased non–operating income by ThUS$ 13,963, as described in Note 22. For the fiscal year 2008, this change resulted in a ThUS$ 12,576 reduction to Interest expenses in the Consolidated Statements of Income.

Effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption “Provisions” for both short and long – term. Such privision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet, or since its last repair. Under the new method, the costs incurred in heavy owned aircraft and engine maintenance are capitalized and amortized to the next overhaul.

The cumulative effect of this accounting change at January 1, 2006, increased non-operating income by US$40.3 million, as it is described in Note 22. For the accounting year 2006, this change resulted in a ThUS$3,121 reduction to Operating expenses in the Consolidated Statement of Income.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities include the following:

	At December 31,
	2008	2007
	(In thousands of US$)
Bonds	8,580	22,428
Defined-term mutual funds	129,846	125,524

Total	138,426	147,952

Bonds recorded at December 31, 2008 are summarized as follows:

				At December 31, 2008
	Date of		Interest rate	Carrying amount	Market value
	Purchase	Maturity
			%	(In thousands of US$)
Chilean bonds	06/08/2004	12/01/2009	4.66	283	336
Foreign bonds	01/05/2007	10/25/2009	7.95	8,297	8,681

Total				8,580	9,017

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

Short-term

	At December 31,
	2008	2007
	(In thousands of US$)
Accounts receivable – passenger services	133,892	97,232
Accounts receivable – cargo services	154,789	163,758
Advances for purchases of aircraft	93,399	120,906
Other accounts receivable	56,489	86,405

Total	438,569	468,301

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 22,758 at December 31, 2008 and ThUS$ 21,946 at December 31, 2007.

Allowance for bad debts	Opening balance	Charged to expenses	Deductions	Closing balance
		(In thousands of US$)
December 31, 2008	21,946	7,680	(6,868)	22,758
December 31, 2007	28,364	7,244	(13,662)	21,946
December 31, 2006	25,800	6,424	(3,860)	28,364

Included in short term accounts receivable as of December 31, 2008 are a total of approximately US$ 18.6 million from the Brazilian company VRG LINHAS AEREAS S.A. and a total of US$ 1.8 million from Florida West International Airways INC.- reclassified from balances with related companies since the participation that the subsidiary Lan Cargo S.A. had, was sold in December 2007. See Note 10.

Long-term

Long-term accounts receivable at December 31, 2008 and 2007 amounted to ThUS$ 11,200 and ThUS$ 12,171, respectively.

NOTE 6 - INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2008	2007
	(In thousands of US$)
Spare parts and materials used for maintenance	50,542	49,612
Duty-free inventories	67	4,410

Total	50,609	54,022

NOTE 7 - PREPAID EXPENSES

Prepaid expenses include the following:

	At December 31,
	2008	2007
	(In thousands of US$)
Prepaid insurance on aircraft and others	5,374	4,475
Prepaid rentals on aircraft and costs of receiving leased aircraft	5,147	6,715
Prepaid advertising services	1,757	708
Other	1,068	1,051

Total	13,346	12,949

Costs of receiving aircraft include all costs incurred by the Company and its subsidiaries in order for them to be operational. Such costs are deferred and amortized to operating expenses over the term of the specified contract. Costs of returning leased aircraft, excluding maintenance and overhaul, are expensed as incurred.

NOTE 8 - OTHER CURRENT ASSETS

Other current assets consist of the following:

	At December 31,
	2008	2007
	(In thousands of US$)
Restricted funds associated with aircraft leases and purchases and other deposits	208	3,634
Fair value of derivative contracts	178,234	6,280
Collateral deposits on derivative contracts(1)	177,840	—
Other	2,536	3,126

Total	358,818	13,040

(1)	The collaterals are included in Other cash flows from financing activities in the Consolidated Statements of Cash Flows.

NOTE 9 - PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a)	Property and equipment

Property and equipment are summarized as follows:

	At December 31,
	2008	2007
	(In thousands of US$)
Flight equipment:
Boeing 767 aircraft under capital lease	642,861	638,534
Boeing 737 – 200ADV aircraft	4,755	13,836
Boeing 767 – 300ER aircraft	1,053,999	678,159
Boeing 767 – 300F freighter aircraft	273,645	273,343
Airbus A-318 aircraft	441,917	140,900
Airbus A-319 aircraft	414,243	342,147
Airbus A-320 aircraft	312,504	225,980
Engines and rotating parts	387,030	397,764
Spare parts	16,026	21,536
Other	61,345	43,694
Land and buildings:
Land	26,397	14,424
Buildings	64,582	64,313
Other installations	40,741	40,164
Construction in progress	3,035	1,513
Other fixed assets:
Communication and computer equipment	73,135	74,588
Furniture and office equipment	17,261	16,270
Other	63,122	63,159

Property and equipment (gross)	3,896,598	3,050,324
Less: Accumulated depreciation	(803,230)	(698,719)

Property and equipment (net)	3,093,368	2,351,605

Included in Property and equipment at December 31, 2008 and 2007, are ThUS$ 642,861 and ThUS$ 638,534 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 255,824 and ThUS$ 236,007, respectively.

Depreciation expense for the years ended December 31, 2008, 2007 and 2006, amounted to ThUS$ 174,905, ThUS$ 143,796 and ThUS$ 115,939, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 10,246 at December 31, 2008 and ThUS$ 9,646 at December 31, 2007.

As of December 31, 2008, Property and equipment is shown net of a provision for retirement of ThUS$ 1,716 for Boeing 737 aircraft (ThUS$ 5,400 at December 31, 2007).

b)	Fleet composition

At December 31, 2008, the fleet of the Company consists of 96 aircraft, of which 63 aircraft are owned by, or under capital lease to, the Company and 33 aircraft are leased under operating leases.

Aircraft owned:

Aircraft	Model	Use	2008	2007
Boeing 737 (*)	200ADV	Passenger	4	5
Boeing 737 (*)	200ADV	Freight	1	1
Boeing 767	300ER	Passenger	14	10
Boeing 767	300F	Freight	8	8
Boeing 767 (**)	200ER	Passenger	1	1
Airbus A-318	100	Passenger	15	5
Airbus A-319	100	Passenger	12	10
Airbus A-320	200	Passenger	8	6

Total owned			63	46

(*)	Leased to Sky Services S.A.

(**)	Leased to Aerovías de México S.A.

Leased aircraft under operating leases:

Aircraft	Model	Use	2008	2007
Boeing 767	300ER	Passenger	12	12
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger	—	6
Airbus A 319	100	Passenger	5	5
Airbus A 320	200	Passenger	10	11
Airbus A 340	300	Passenger	5	5

Total leased			33	40

Total owned and leased			96	86

NOTE 10 - INVESTMENTS IN RELATED COMPANIES AND GOODWILL

a)	Investments in related companies

Investments in related companies accounted for by the equity method are summarized as follows:

	Percentage of ownership			Book value of investment		Proportional Share of income (loss)
Company	2008	2007	2006	2008	2007	2008	2007	2006
	%	%	%			(In thousands of US$)
Concesionaria Chucumata S.A.	16,7	16,7	16,7	7	119	21	123	135
Lufthansa Lan Chile Technical
Training S.A.	50	50	50	580	702	176	224	196
Austral Sociedad Concesionaria S.A.	20	20	20	600	661	376	257	173
Florida West International
Airways Inc.(1)	—	—	25	—	—	—	(497)	76
Lanlogistics, Corp(2)	—	—	—	—	—	—	(5,193)	—
Choice Air Courier del Perú S.A.(1)	—	—	50	—	—	—	—	18
Sistema de Distribución Amadeus S.A.(3)	—	—	—	—	—	(162)	—	—
Sociedad de Seguridad Aérea S.A.(3)	—	—	—	—	—	194	—	—
Lan Card S.A.(3)	—	—	—	—	—	345	—	—
Trinery S.A.(4)	—	—	—	—	—	(2)	—	—

Total				1,187	1,482	948	(5,086)	598

(1)	During 2007, these entities were sold.
(2)	During 2007, this entity was dissolved.
(3)	During 2008, these entities were sold
(4)	During 2008, this entity was dissolved

b)	Goodwill and negative goodwill

The changes in Goodwill and negative goodwill during the years 2008 and 2007 were as follows:

Company	Balance January 1, 2008	Additions and deductions	Amortization	Balance December 31, 2008
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A.	17,194	—	(1,810)	15,384
Prime Airport Service Inc.	369	—	(35)	334
Mas Investment Limited	2,363	—	(181)	2,182
Air Cargo Limited	553	(553)	—	—
Promotora Aérea Latinoamericana S.A.	1,211	—	(84)	1,127
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,002	—	(294)	3,708
Aerolinheas Brasileiras S.A.	2,014	—	(143)	1,871
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	33	—	(2)	31
H.G.A. Rampas del Ecuador S.A.	32	—	(2)	30
Inversora Cordillera S.A.	7,617	—	(422)	7,195
Lan Argentina S.A.	634	(39)	(45)	550

Total Goodwill	36,022	(592)	(3,018)	32,412

Company	Balance January 1, 2007	Additions and deductions	Amortization	Balance December 31, 2007
	(In thousands of US$)
Goodwill on purchase of:
Lan Cargo S.A.	19,004	—	(1,810)	17,194
Prime Airport Service Inc.	405	—	(36)	369
Mas Investment Limited	2,544	—	(181)	2,363
Air Cargo Limited	595	—	(42)	553
Promotora Aérea Latinoamericana S.A.	1,295	—	(84)	1,211
Inversiones Aéreas S.A. (purchase of interest in Lan Perú S.A.)	4,296	—	(294)	4,002
Aerolinheas Brasileiras S.A.	2,157	—	(143)	2,014
Skyworld International Couriers, Inc.(1)	3,826	(3,826)	—	—
Lan Box, Inc.(1)	1,796	(1,796)	—	—
SkyBox Services Corp.(1)	639	(639)	—	—
H.G.A. Rampas y Servicios A. de Guayaquil S.A.	35	—	(2)	33
H.G.A. Rampas del Ecuador S.A.	34	—	(2)	32
Inversora Cordillera S.A.	6,226	1,754	(363)	7,617
Lan Argentina S.A.	688	(17)	(37)	634

Total Goodwill	43,540	(4,524)	(2,994)	36,022

Negative goodwill on purchase of:
Choice Air Courier del Perú S.A.(1)	(71)	71	—	—

Total Negative Goodwill	(71)	71	—	—

Total	43,469	(4,453)	(2,994)	36,022

(1)	During 2007 these entities were sold.

c)	Acquisitions and other information

LanLogistics, Corp.

On May 16, 2007, Lan Logistic Corp. (an affiliate of Lan Cargo S.A.) sold all its stake in Skyworld International Couriers Inc. and Lanbox Inc. Previously, Lan Logistic Corp. had sold its stake in All Cargo Net on April 30, 2007. All such operations resulted in a loss after sale amounting to ThUS$ 4,252.

Due to the aforementioned, the negative goodwill which Lan Logistics Corp. had recorded in the purchase of such investments was included in the determination of the loss on the sale of such investment.

On December 20, 2007, the Corporate Division of the State of Delaware authorized the dissolution of Lan Logistics Corporation (a LAN Cargo S.A. affiliate).

Lan Pax Group S.A.

On August 28, 2007, the Lan Pax Group S.A. affiliate took part in the capital increase at Inversora Cordillera S.A. for an amount of ThUS$ 18,526, increasing its stake from 80% to 90.52% Such operation generated negative goodwill amounting to ThUS$ 1,755.

On December 20, 2007, an agreement was reached at the Extraordinary Shareholders Meeting to reduce the capital of the Lan Argentina S.A. affíliate. Such reduction was made proportional to each shareholder’s stake. The capital, which was originally made up by 11,068,484 nominal shares, was reduced to 6,176,253 nominal shares.

On December 16, 2008, an agreement was reached at the Shareholders Meeting to reduce the capital of the Lan Argentina S.A. affiliate in the mount of ThUS$ 15,562, absorbing part of its retained earnings. The new capital of LAN Argentina S.A. amounts to ThUS$ 4,389 at December 31, 2008.

Lan Cargo S.A.

On December 20, 2007, the Air Cargo Limited Corporation, an affiliate of Lan Cargo Overseas Limited, sold all its stake in Florida West International Airways Inc., an operation that generated profits amounting to ThUS$ 1,128.

On January 2, 2008, the Lan Cargo S.A. and Inversiones Lan S.A. affiliates sold all their stake at Terminal de Exportación Internacional S.A. (“International Export Terminal Corporation”), generating profits amounting to ThUS$ 1,636.

On May 7, 2008, Lan Courier S.A, an affiliate of Lan Cargo S.A. changed its legal name to Blue Express Intl. S.A.

On July 2, 2008, Lan Cargo S.A. announced that it received authorization for the creation of a new cargo affiliate airline in Colombia. Lan Cargo S.A. estimated that the operational and technical certification process would take approximately six months to complete, which means that the new Colombian operations should be launched during the first quarter 2009.

On July 24, 2008, Sociedad Línea Aérea Carguera de Colombia S.A. was incorporated, where Lan Cargo Inversiones S.A., an affiliate of Lan Cargo S.A., has an ownership of 94.9%, equivalent to ThUS$ 664, Fast Air Almacenes de Carga S.A. has an ownership of 1.6% equivalent to ThUS$ 11 and Transporte Aéreo S.A. has an ownership of 0.3% equivalent to ThUS$ 2.

On August 7, 2008, Lan Cargo S.A. and Inversiones Lan S.A. sold all their stake at Sociedad de Seguridad Aérea S.A. (“Segaer S.A.”), an operation that generated profits amounting to ThUS$ 133.

On December 31, 2008, the agreement of the dissolution of South Florida Air Cargo Inc., an affiliate of Lan Cargo S.A., was reached. There were no accounting effects in the Consolidated Statements of Income due to this dissolution.

Lan Perú S.A.

In May 2008, Lan Perú S.A. made a capital increase for an amount of ThUS$ 611, as a capitalization of its retained earnings.

Sistemas de Distribución Amadeus Chile S.A.

On May 6, 2008, Lan Airlines S.A. and its indirect affiliate, Transporte Aéreo S.A., sold all their stake in Sociedad Sistemas de Distribución Amadeus Chile S.A. This operation resulted in a gain amounting to ThUS$ 1,082.

Lan Cargo Inversiones S.A. (Ex - Línea Aérea Nacional S.A.)

On April 22, 2008, the indirect affiliate, Línea Aérea Nacional S.A. changed its legal name to Lan Cargo Inversiones S.A.

Lan Chile Investments Limited

On December 31, 2008, the agreement of the dissolution of Sociedad Líneas Aéreas de Navegación Dominicana S.A., was reached. There were no accounting effects in the Consolidated Statements of Income due to this dissolution.

In October 2008, the Superintendency of Companies of Guayaquil authorized the dissolution of the affiliate Trinery S.A.

NOTE 11 - ADVANCES FOR PURCHASES OF AIRCRAFT AND OTHER DEPOSITS

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2008	2007
	(In thousands of US$)
Advances for purchases of aircraft	193,325	300,094
Deposits on aircraft leases	13,681	13,781
Other deposits	2,209	2,568

Total	209,215	316,443

NOTE 12 - OTHER ASSETS

Other assets are summarized as follows:

	At December 31,
	2008	2007
	(In thousands of US$)
Unrealized losses on derivative contracts(1)	154,602	57,177
Spare parts for sale(2)	4,701	1,645
Aircraft for sale(2)	1,179	2,430
Intangibles and other	45,715	32,939

Total	206,197	94,191

(1)	The corresponding fair value derivative contract liability is recorded in Other current liabilities and in Other creditors long term.
(2)	Spare parts for sale and aircraft for sale are shown net of a provision for market value adjustment of ThUS$ 13,007 at December 31, 2008 (ThUS$ 2,186 at December 31, 2007).

NOTE 13 - OTHER LIABILITIES AND PROVISIONS

Other liabilities and provisions are summarized as follows:

a)	Other current liabilities

	At December 31,
	2008	2007
	(In thousands of US$)
Engine overhaul provision	60,830	65,921
Withholdings on employee salaries	9,337	9,552
Employee vacations	16,612	16,684
Lan Pass awards and Lan Corporate liability (frequent flyer mileage)	7,983	8,906
Income taxes payable	1,537	8,101
Boarding fees	51,734	48,527
Fair value of derivative contracts	178,145	4,722
Others	34,200	14,257

Total	360,378	176,670

b)	Provisions (long-term)

	At December 31,
	2008	2007
	(In thousands of US$)
Engine overhaul provision	55,641	48,544
Reserve for loss related to the ongoing investigation by the European Commission	25,000	25,000
Employee vacations	6,204	7,934
Others	5,748	12,963

Total	92,593	94,441

NOTE 14 - INCOME TAX

a)	Charges arising from income tax amount to ThUS$ 10,309, ThUS$ 13,995 and ThUS$ 14,123 in 2008, 2007 and 2006 respectively, and have been determined based on current local tax legislation.

b)	Deferred income taxes

At December 31, 2008, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	5,213	236	—	—
Provision for obsolescence of spare parts	2,020	—	—	—
Provision for vacations	2,509	1,109	—	—
Tax loss carry forwards	3	14,374	—	—
Others	7,312	36,196	—	—

Gross deferred tax assets	17,057	51,915	—	—

Prepaid expenses	—	—	8,857	735
Unearned income	—	—	—	30,883
Property and equipment	—	—	7	215,538
Others	—	—	—	38,684

Gross deferred tax liabilities	—	—	8,864	285,840

Less: Complementary accounts	—	—	—	(8,169)
Deferred tax assets valuation allowance	(1,648)	(2,476)	—	—

Total	15,409	49,439	8,864	277,671

At December 31, 2007, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	Deferred tax Assets		Deferred tax Liabilities
	Short-term	Long-term	Short-term	Long-term
	(In thousands of US$)
Allowance for doubtful accounts	4,444	141	—	—
Provision for obsolescence of spare parts	2,935	—	—	—
Provision for vacations	2,511	1,402	—	—
Tax loss carry forwards	34	23,320	—	—
Others	2,058	22,927	—	—

Gross deferred tax assets	11,982	47,790	—	—

Prepaid expenses	—	—	3,547	1,264
Unearned income	—	—	—	17,781
Property and equipment	—	—	—	161,114
Others	—	—	2,163	27,787

Gross deferred tax liabilities	—	—	5,710	207,946

Less: Complementary accounts	—	—	—	(8,407)
Deferred tax assets valuation allowance	(1,648)	(18,136)	—	—

Total	10,334	29,654	5,710	199,539

c)	Effect on results

	For the years ended December 31,
	2008	2007	2006
	(In thousands of US$)
Current income tax expense	(10,309)	(13,995)	(14,123)
Deferred income tax expense	(56,426)	(44,810)	(32,545)
Other tax expense	2,045	(970)	(169)

Total	(64,690)	(59,775)	(46,837)

d)	At December 31, 2008, 2007 and 2006, deferred tax assets valuation allowance are as follows:

Valuation allowance	Opening balance	Charged to expenses	Deductions	Closing balance
	(In thousands of US$)
December 31, 2008	19,784	—	(15,660)	4,124
December 31, 2007	15,302	4,482	—	19,784
December 31, 2006	10,988	4,314	—	15,302

NOTE 15 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)	Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

Company	Relationship	At December 31,
		2008	2007
		(In thousands of US$)
Soc. de Seguridad Aérea S.A.	Related to shareholder	905	—
Claudia Urrutia Urrutia	Related to shareholder	139	—
San Alberto S.A. and subsidiaries	Common ownership	29	29
Concesionaria Chucumata S.A.	Equity method investee	3	—
Other	Common ownership	41	197

Total		1,117	226

Current liabilities

Notes and accounts payable to related companies:

Company	Relationship	At December 31,
		2008	2007
		(In thousands of US$)
Lufthansa Lan Technical Training S.A.	Equity method investee	255	259
Concesionaria Chucumata S.A.	Equity method investee	—	4
Austral Sociedad Concesionaria S.A.	Equity method investee	2	33
Sociedad Concesionaria Aerosur S.A.	Equity method investee	—	51
Other	Common ownership	46	10

Total		303	357

Long-term assets

Notes and accounts receivable from related companies:

Company	Relationship	At December 31,
		2008	2007
		(In thousands of US$)
Claudia Urrutia Urrutia	Related to shareholder	251	—

Total		251	—

b)	The main transactions with related entities are summarized as follows:

Company	Relationship	Description of transaction	Amount
			2008	2007	2006
				( In thousands of US$)
Florida West International Airways Inc. (1)	Equity method investee Lan owns 25%	Aircraft rents received	—	30,267	40,695
		Line aircraft maintenance received	—	3,022	1,885
		Aircraft rents provided	—	32,882	31,401
		Others transactions provided and received	—	8,448	10,757
		Jet fuel payments	—	129	9,282
		Interline collection	—	4,509	7,292
		Other payments	—	3,022	3,826
Lufthansa Lan Technical Training S.A.	Equity method investee Lan owns 50%	Training received	1,073	999	708
		Prepaid training hours	38	471	477
		Other payments	252	256	19
Inmobiliaria Parque San Luis Uno S.A.	Common ownership	Fixed assets purchase	11,895	—	—
Claudia Urrutia Urrutia	Related to shareholder	Sale of Segaer S.A.	382	—	—
Sociedad de Seguridad Aérea S.A.	Related to shareholder	Security services received	1,842	—	—
		Other payments	1,493	—	—

(1)	This investment was sold in 2007.

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

NOTE 16 - LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

	Payable during the years	Interest rate at December 31, 2008	At December 31,
			2008	2007
		%	( In thousands of US$)
Loan in US dollars	2002 - 2014 (quartely)	LIBOR+0.9733	103,026	110,551
Loan in US dollars	2005 - 2012 (quarterly)	LIBOR+1.25	15,868	19,529
Loan in US dollars	2005 - 2017 (quarterly)	LIBOR+0.9635	53,407	58,087
Loan in US dollars	2005 - 2017 (quarterly)	4.68	122,470	133,365
Loan in US dollars	2006 - 2008 (quarterly)	LIBOR+0.4	—	76,630
Loan in US dollars	2006 - 2013 (quarterly)	LIBOR+0.0387	63,853	70,127
Loan in US dollars	2006 - 2018 (quarterly)	4.98	438,047	471,876
Loan in US dollars	2007 - 2019 (quarterly)	5,30	303,810	323,891
Loan in US dollars	2007 - 2019 (quarterly)	LIBOR-0,02	62,404	66,747
Loan in US dollars	2008 - 2019 (quarterly)	5,09	582,753	—
Loan in US dollars	2008 - 2019 (quarterly)	LIBOR-0,02	60,556	—

Total			1,806,194	1,330,803

Less – current portion			151,247	102,153

Long – term portion			1,654,947	1,228,650

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include nine Boeing aircraft, fourteen Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading “Covenants” in Note 23 to the financial statements.

Scheduled payments of long-term loans from financial institutions at December 31, 2008 are as follows:

Payments during the years ended December 31,	(In thousands of US$)
2010	147,378
2011	154,586
2012	161,502
2013	164,095
2014 – 2018	845,064
2019	182,322

Total	1,654,947

NOTE 17 - SECURITIZATION OBLIGATION

On August 22, 2002, the Company signed a securitization contract with Pelican Finance Ltd. The contract securitizes future credit card receivables aggregating ThUS$ 40,000. The terms of this contract are for the years between 2006 and 2009 with an annual financial cost of 6.96% At December 31, 2002, the Company had received the entire proceeds of ThUS$ 40,000 which were reported as a securitization obligation on the balance sheet.

The principal is payable as follows:

(In thousands of US$)
Current portion – 2009	6,753
Total	6,753

NOTE 18 - LEASING OBLIGATIONS

As indicated in Note 9, at December 31, 2008, the Company financed thirty three jet aircraft pursuant to operating leases and eight jet aircraft pursuant to a capital lease. The Company also leases maintenance facilities, other airport facilities, computer equipment and vehicles pursuant to capital leases.

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008, were as follows:

Payable during the year ending December 31,	Operating leases (aircraft)	Capital leases
	(In thousands of US$)
2009	161,458	74,852
2010	159,926	65,034
2011	149,306	57,709
2012	136,578	29,742
2013	89,559	18,691
2014 – 2018	440,301	31,810
2019 – 2022	211,775	—

Total minimum lease payments	1,348,903	277,838

Less: Amount representing interest		(35,290)

Present value of minimum lease payments		242,548
Less: Current portion of obligation		(63,654)

Long-term portion of leasing obligations		178,894

Aircraft operational lease expenses recorded in the Consolidated Statements of Income amounted to ThUS$ 150,891, ThUS$ 158,917 and ThUS$ 157,681 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 19 - SHAREHOLDERS’ EQUITY

a)	Changes in Shareholders’ equity

The changes in shareholders’ equity during 2006, 2007 and 2008 were as follows:

				Retained earnings
	Number of shares	Common stock	Reserves	Accumulated Earnings	Interim dividends	Net income for the year	Total
	( In thousands of US$)
Balances at December 31, 2005	318,909,090	134,303	2,620	290,640	(71,451)	146,601	502,713
Transfer of net income from prior year	—	—	—	146,601	—	(146,601)	—
Final dividends paid	—	—	—	(73,294)	71,451	—	(1,843)
Interim dividends	—	—	—	—	(115,850)	—	(115,850)
Net income for the year 2006	—	—	—	—	—	241,300	241,300

Balances at December 31, 2006	318,909,090	134,303	2,620	363,947	(115,850)	241,300	626,320

Transfer of net income from prior year	—	—	—	241,300	—	(241,300)	—
Final dividends paid	—	—	—	(168,910)	115,850	—	(53,060)
Stock issuance	19,881,819	319,141	(2,672)	—	—	—	316,469
Interim dividends	—	—	—	—	(210,000)	—	(210,000)
Net income for the year 2007	—	—	—	—	—	308,323	308,323

Balances at December 31, 2007	338,790,909	453,444	(52)	436,337	(210,000)	308,323	988,052

Transfer of net income from prior year	—	—	—	308,323	—	(308,323)	—
Final dividends paid	—	—	—	(215,827)	210,000	—	(5,827)
Stock options	—	—	1,801	—	—	—	1,801
Interim dividends	—	—	—	—	(201,787)	—	(201,787)
Net income for the year 2008	—	—	—	—	—	335,739	335,739

Balances at December 31, 2008	338,790,909	453,444	1,749	528,833	(201,787)	335,739	1,117,978

b)	Capital

An agreement was reached at the Parent Company’s Extraordinary Shareholders Meeting held on April 5, 2007, to increase the corporate capital by issuing 22,090,910 unsubscribed shares (equivalent to existing shares), of which 19,881,819 had been subscribed and paid for by December 31, 2007 for an amount of MUS$ 319,141.

The authorized and paid-in capital of the Company is ThUS$ 453,444 at December 31, 2008 and 2007 and corresponds to 338,790,909 shares without par value.

The authorized and paid-in capital of the Company is ThUS$ 134,303 at December 31, 2006 and corresponds to 318,909,090 shares without par value.

c)	Other reserves

Reserves at December 31 of each year were as follows:

	At December 31,
	2008	2007
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64
Reserve for caption called stock issuance and placement expenses	(2,672)	(2,672)
Reserve for stock options plan	1,801	—

Total	1,749	(52)

d)	Dividends

At the Annual General Meeting held on April 28, 2006, the shareholders agreed to distribute a final dividend amounting to US$ 0.22983 per share after deducting the interim dividends distributed during August 2005 and January 2006 amounting to US$ 0.11430 per share and US$ 0.10975 per share, respectively. A remaining balance of US$ 0.00578 per share was paid during May 2006.

At a meeting of the Board of Directors held on July 24, 2006, the directors agreed to distribute an interim dividend of US$ 0,15071 per share with respect to net income for 2006.

At a meeting of the Board of Directors held on December 26, 2006, the directors agreed to distribute an interim dividend of US$ 0.21256 per share with respect to net income for 2006. These dividends will be paid during January, 2007 and they are classified in Dividends Payable at December 31, 2006.

An agreement was reached at the Parent Company’s Ordinary Shareholders Meeting held on April 5, 2007, to distribute final dividends based on the results of fiscal year 2006 (amounting to US$ 0.52965 per share), after deducting the interim dividends that had been distributed in July and December, 2006 (equivalent to US$ 0.15071 and US$ 0.21256 per share respectively). The outstanding balance of US$ 0.16638 per share was paid in April 2007.

At a meeting of the Board of Directors held on July 31, 2007, the directors agreed to distribute an interim dividend of US$ 0,26596 per share with respect to net income for 2007.

At a meeting of the Board of Directors held on December 21, 2007, the directors agreed to distribute an interim dividend of US$ 0.35389 per share with respect to net income for 2007. These dividends are classified in Dividends Payable at December 31, 2007.

An agreement was reached at the Parent Company’s Ordinary Shareholders Meeting held on April 10, 2008, to distribute final dividends based on the results of fiscal year 2007 (amounting to US$ 0.63705 per share), after deducting the interim dividends that had been distributed in July and December, 2007 (equivalent to US$ 0.26596 and US$ 0.35389 per share respectively). The outstanding balance of US$ 0.01720 per share was paid in May 2008.

An agreement was reached at the Parent Company’s Ordinary Board of Directors Meeting, held on July 29, 2008, to distribute an interim dividend of US$ 0.28568 per share, based on the results of fiscal year 2008. Such dividends were paid in August 2008.

At the Parent Company’s Ordinary Board of Directors Meeting held on December 23, 2008, it was agreed to distribute an interim dividend amounting to US$ 0.30993 per share, based on the results of fiscal year 2008. On December 31, 2008 such amount was recorded under Dividends payable, which shall be paid in January 2009.

e)	Major shareholders

The major shareholders of the Company at December 31, 2008, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	22.86
Axxion S.A.	19.03
The Bank of New York. (on behalf of ADR holders)	10.99

Total	52.88

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 7.31% ownership) entered into a management and control agreement. At December 31, 2008, this agreement is still in effect.

f)	Stock issuance and placement expenses

The detail of the stock issuance and placement expenses incurred by the Company at December 31, 2008 is the following:

	At December 31, 2008
	2008	2007
	(In thousands of US$)
Placement fees	1,671	1,671
Legal counseling	547	547
Accounting fees	176	176
Financial consulting	129	129
Printing & other expenses	100	100
Registration and recording fees	49	49

Total	2,672	2,672

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

On May 17, 2007, the Board of Directors granted a group of executives an option to subscribe for a total of 2,209,091 shares at a price of USD 16.11208 per share (this price is indexed to US CPI until the date of exercise). This was formalized during December 2007 through the signing of the first group of share subscription contracts in accordance to the following vesting calendar:

Percentage	Period
%
30	as of July 1st, 2009
30	as of July 1st, 2010
40	as of July 1st, 2011

The stock-option compensation contracts consider the following terms:

The beneficiary must be an employee of the Company on the date the right to exercise the option begins, i.e. July 1, 2009, 2010 and 2011, respectively.

The executive will not be able to exercise any option before July 2009.

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

In case the executive resigns or gets laid off, he will just be able to exercise his rights for the options that may be in effect (i.e. those which have vested), losing the right to exercise the options that have not vested. In addition, the executive who resigns or gets laid off will have up to 30 calendar days (as of the date of his resignation or termination) to exercise the options that have vested, provided such term does not exceed the deadline set for the options package.

In the event of the death of the executive, the option to exercise his full stock package shall be given to his or her beneficiaries, who shall have up to 180 days to exercise the options as of the date of his decease. In the event of permanent impairment, the executive shall keep his complete option plan coupled to the same original vesting calendar.

As described in Note 2z), these shares have been valued and recorded according to the fair value of the options when granted, which amounted to ThUS$ 4,202 at December 31, 2008 (ThUS$ 3,516 at December 31, 2007), and was calculated using the Black-Sholes-Merton method. As of December 31, 2008, 1.604.000 options have been granted (1,235,000 in 2007).

Volatility has been estimated historically as it is not possible to estimate implicitly in the absence of a market for these options.

The fair value determined is recorded as a charge to wages and benefits and credit to Other reserves and is amortized on a straight-line basis over the period between the granting of the options and the date that these become vested. During the year ended December 31, 2008, ThUS$ 1.801 has been recorded regarding these options.

NOTE 20 - OTHER OPERATING REVENUES

The Other revenues were comprised of the following:

	For the year ended December 31,
	2008	2007	2006
	( In thousands of US$)
Aircraft leases	41,468	37,232	30,991
Logistics and couriers	32,156	29,263	44,381
Ground services	8,347	9,285	19,968
Duty free	15,906	22,241	16,701
Storage and customs brokerage	25,380	29,546	10,925
Others	24,982	45,832	24,891

Total	148,239	173,399	147,857

NOTE 21 - OPERATING EXPENSES

Wages and benefits are summarized as follows:

	At December 31,
	2008	2007	2006
	( In thousands of US$)
Flight personnel	200,339	153,201	134,542
Maintenance personnel	68,054	56,869	51,242
Ground personnel	129,843	110,779	69,905
Administrative and corporate employees	210,274	168,701	187,278

Total	608,510	489,550	442,967

Other operating expenses include general and administrative expenses such as rents, insurance and other expenses of ThUS$ 181,514 in 2008, ThUS$ 197,942 in 2007 and ThUS$ 139,942 in 2006.

Other operating expenses also include advertising, promotional, and marketing expenses of ThUS$ 42,069 in 2008, ThUS$ 37,532 in 2007 and ThUS$ 23,459 in 2006.

NOTE 22 - OTHER INCOME (EXPENSE) - NET

Other income (expense) - net for each year are summarized as follows:

	For the year ended December 31,
	2008	2007	2006
	( In thousands of US$)
Non-operating income:
Effect of accounting change mentioned in Note 3, year 2006	—	—	40,344
Effect of accounting change mentioned in Note 3, year 2008	13,963	—	—
Jet fuel swap contracts	35,405	28,190	12,903
Foreign currency transactions (net)	—	15,700	5,536
Earnings on investments (equity method)	1,112	604	598
Other	7,505	4,626	3,988

Total	57,985	49,120	63,369

Non-operating expenses:
Plea agreement with the Department of Justice of the United States(1)	(109,000)	—	—
Reserve for loss related to the ongoing investigation by the European Commission(2)	—	(25,000)	—
Amortization of goodwill	(3,018)	(2,994)	(3,318)
Losses on investments (equity method)	(164)	(5,690)	—
Foreign currency transactions (net)	(7,866)	—	—
Non-recurring indemnities paid to employees(3)	—	—	(11,747)
Provision for retirement of Boeing 737 Aircraft(4)	—	—	(8,100)
Other	(6,026)	(2,817)	(3,091)

Total	(126,074)	(36,501)	(26,256)

Other income (expense) – net	(68,089)	12,619	37,113

(1)

Plea agreement reached with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments (see Note 26).

(2)

The reserve for loss regarding Air Freight investigation is provided at the estimated amount of contingent losses which are expected to be incurred as a result of the investigation by the European Commission (see Note 26).

(3)

During 2006, the Company made the decision to restructure its operations and processes reducing its workforce. This restructuring resulted in non-operating expenses of ThUS$ 11,747 due to the payment of indemnities to terminated employees. The Company does not anticipate any further costs associated with this restructuring.

(4)

With regard to these Boeing 737 aircraft, it was determined that it is more likely than not that such aircraft will be disposed of prior to the end of their useful life. Accordingly, a provision was established. See also Notes 9 and 12. The Company performed an impairment test on these aircraft as events and circumstances indicated that the assets may be impaired and undiscounted cashflows estimated to be generated were less than the book values.

NOTE 23 - COMMITMENTS AND CONTINGENCIES

At December 31, 2008 and 2007, the Company had granted the following mortgages, liens and guarantees:

Direct Guarantees:

	Assets Pledged as Collateral		Amount outstanding at Balance sheet date
Type of Guarantee	Type	Book Value	2008	2007
	( In thousands of US$)
Mortgage, and pledge guarantee	Aircraft and motors	2,135,282	1,806,194	1,184,504
Mortgage	Building	—	—	7,706
Pledge	Spare parts	331	—	—

Commitments

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft. Two of these aircraft were received during 2008 and the remaining aircraft is expected to be delivered during first quarter of 2009. The estimated maximum cost for the remaining aircraft is ThUS$ 150,000.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the purchase agreement signed on March 20, 1998. This amendment relates to the purchase of thirty two new Airbus A320 family aircraft (with an option to purchase an additional fifteen aircraft in the future). Eight of this aircraft were received during 2006, seven were received during 2007, fourteen were received during 2008 and the remaining three aircraft are expected to be delivered during 2009. The estimated cost for the remaining aircrafts is approximately ThUS$ 120,000.

On March 31, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft. One of these aircraft was received during 2007 and the two remaining aircraft were received during 2008.

On December 14, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft for a total of ThUS$ 450,000. These aircraft are scheduled for delivery during 2009.

On March 6, 2007, the Company exercised call option for the additional fifteen Airbus A320 family aircrafts related to the purchase agreement signed on October 4, 2005. These aircrafts are scheduled for delivery during 2010 and 2011. The estimated cost for these fifteen aircrafts is ThUS$ 600,000.

On July 3, 2007, the Company entered into a purchase agreement for two Boeing 777 freighter aircraft for a total of ThUS$ 500,000. These aircraft are scheduled for delivery during 2011 and 2012.

On October 29, 2007, the Company entered into a purchase agreement for twenty six Boeing 787 aircraft (with the option to purchase an additional fifteen aircraft). The estimated cost of these twenty six aircraft is ThUS$ 3,500,000. These aircraft are scheduled for delivery between 2014 and 2019.

On November 10, 2008, the Company entered into a purchase agreement for four (4) new Boeing 767-316ER aircraft (with the option to purchase additional two aircraft). The estimated cost of these four aircraft is ThUS $636,000 (listed price). These aircraft are scheduled for delivery in 2012.

Contingencies

As mentioned in Note 26, on January 21, 2009 Lan Cargo announced that it reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which Lan Cargo has an ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million.

On December 26, 2007, the Directorate-General for Competition of the European Commission notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. LAN maintains a provision amounting to US$ 25.0 million in relation with this investigation.

The investigation by the U.S. Department of Justice prompted the filing of numerous civil class actions against many airlines, including Lan Cargo and Lan Airlines in the United States. A total of 54 civil actions naming numerous carriers were filed in the United States. These cases have since been consolidated in the United States District Court, Eastern District of New York. The Magistrate Judge assigned to the case has recommended a dismissal of the original complaint and a final ruling from the District Judge on the dismissal is expected shortly. In the event that the District Judge dismisses the original complaint, it is likely that Plaintiffs will be provided an opportunity to file an amended complaint and pursue the action. In addition, four civil class actions have been filed in Canada that include Lan Cargo as a defendant. It is not possible at this time to anticipate with any precision the outcome of these proceedings.

At December 31, 2008, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

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

As of December 31, 2008, the Company was in compliance with all covenants.

Other

At December 31, 2008, the Company had approved credit lines in the amount of ThUS$ 355,000, which have not been drawn These credit lines are used mainly to cover (a) stand-by credit letters issued in favor of aircraft lessors and airports in the United States of America and other countries, (b) bank credit letters issued in favor of the local air administration or the Chilean Government and (c) stand-by letters of credit in favor of foreign financial institutions to grant credit lines for interest rate and fuel derivative contracts.

NOTE 24 - FOREIGN CURRENCIES

Foreign currency assets and liabilities at December 31 of each year are summarized as follows:

	At December 31,
	2008	2007
	(In thousands of US$)
Assets denominated in:
Chilean pesos	211,972	233,848
Other currencies	217,804	155,015

Total	429,776	388,863

Liabilities denominated in:
Chilean pesos	56,121	86,174
Other currencies	73,988	74,888

Total	130,109	161,062

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

The Company’s operating revenues by geographic region are summarized below:

	Year ended December 31,
	2008	2007	2006
	( In thousands of US$)
Domestic (Chile)	559,928	521,406	414,587
North America	1,250,803	1,179,229	1,336,548
South America (excluding Chile)	2,075,325	1,252,963	867,620
Europe	415,924	337,793	266,660
Pacific	232,302	233,532	148,545

Total	4,534,282	3,524,923	3,033,960

The Company attributes operating revenues to the geographical area in which the relevant overseas point of the flight lies. The Company’s tangible assets consist primarily of flight equipment which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 26 - SUBSEQUENT EVENTS

On January 21, 2009 Lan Cargo announced that it reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 international airlines operating in the air freight business. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which Lan Cargo has a majority ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million. These amounts will be paid over a 5 year payment schedule and have been recorded as of December 31, 2008 within Other current liabilities (ThUS$ 19,000) and Other creditors (ThUS$ 90,000).

The Company has no knowledge of any other subsequent events that would have a significant effect on the balances or interpretation of these financial statements.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 q) below and certain disclosures required under FAS 109 are set forth under paragraph 2 c) below.

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

For US GAAP purposes, the reversal of amortization of goodwill from the purchases made by the Company and the purchase accounting adjustments of conforming business acquisitions prior to June 30, 2001 to US GAAP are shown in paragraph 1 q) below. As a result of the annual impairment tests performed by the Company, no adjustment to the book value of goodwill was deemed necessary.

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

As required by the Chilean Companies Act unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. For 2008, 2007 and 2006, the full amount of the required dividend was declared as interim dividends and recorded by the Company, therefore, no adjustment is necessary.

e)	Equity method of accounting and Consolidation

As mentioned in Note 2 l), for Chilean GAAP purposes, beginning in 2005, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 20% and 50% of the voting stock of the investee. Prior to 2005, when investments in related companies represented between 10% and 50% of voting rights the equity method was used. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments which give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity´s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and effective for reporting periods after March 15, 2005 for transactions entered into prior to February 1, 2003.

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

The inclusion of price-level restatements when the US dollar is the reporting currency is not permitted under US GAAP. However, in the case of the Company, the effects of including price-level restatement at the subsidiary level are not significant and accordingly the effects of reversing the price-level restatement are not included in the reconciliation of net income and net equity accounts to US GAAP in paragraph 1 q) below.

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

•

Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

The Company’s investments in bonds are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and US GAAP in accounting for the Company’s investment in bonds is included in the reconciliation of reported Net income to Comprehensive income in accordance with US GAAP in paragraph 1 q) below. There is no difference between Chilean GAAP and US GAAP for the Company’s investments in mutual funds as they are classified as trading securities for the purpose of SFAS No. 115.

h)	Presentation in Statement of cash flows

Under Chilean GAAP, payments of leasing obligations subsequent to the date of purchase are treated in the Consolidated Statements of Cash Flows as additions of property and equipment and classified as cash outflows from investing activities. Under US GAAP, incurring directly-related debt to the seller of property and equipment is a financing transaction and subsequent payments of principal on that debt are thus considered to be cash outflows from financing activities.

Payments of collateral funds as guarantees for derivative contracts have been presented within financing activities. Under US GAAP these must be presented as operating activities.

As a result of these differences, the Consolidated Statements of Cash Flows under Chilean GAAP would have to be adjusted as follows to present the statement in accordance with US GAAP:

	Increase (decrease) in cash flow
	2008	2007	2006
	(In thousands of US$)
Net cash provided by (used in) financing activities under Chilean GAAP	58,760	383,419	503,717
Collateral deposits on derivative contracts	177,840	—	—
Loans repaid	(52,386)	(46,824)	(33,559)

Net cash provided by (used in) financing activities under US GAAP	184,214	336,595	470,158

Net cash provided by (used in) investing activities under Chilean GAAP	(830,545)	(844,254)	(905,746)
Acquisitions of property and equipment	52,386	46,824	33,559

Net cash provided by (used in) investing activities under US GAAP	(778,159)	(797,430)	(872,187)

Net cash provided by (used in) operating activities under Chilean GAAP	729,129	707,018	490,254
Collateral deposits on derivative contracts	(177,840)	—	—

Net cash provided by (used in) operating activities under US GAAP	551,289	707,018	490,254

Net cash and cash equivalents at the end of year under US GAAP is as follows:

	At December 31,
	2008	2007	2006
	(In thousands of US$)
Cash	15,707	11,506	9,565
Time deposits	255,881	308,585	148,663
Defined-term mutual funds (included in Marketable Securities)	129,846	125,524	39,654
Other current assets	—	—	1,614

Total	401,434	445,615	199,496

There are no significant non-cash investing or financing transactions in the three years ended December 31, 2008. The Company made cash payments for interest of ThUS$ 81,421, ThUS$ 73,633 and ThUS$ 60,107 for the years ended 2008, 2007 and 2006, respectively. The Company made tax payments of ThUS$ 101,292, ThUS$ 52,337 and ThUS$ 49,846 for the years ended 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, within the caption “Other” in the statement of reconciliation of net income to net cash provided by operating activities is included ThUS$ 109,000 related to the accrued liability for the plea agreement signed with the DOJ.

i)	Classification of income and expenses

Under Chilean GAAP, the following income and expenses arising during the years 2008, 2007 and 2006 are classified as Other income (expense) - net whereas under US GAAP they would be recorded within operating income:

	Year ended December 31,
	2008	2007	2006
	(In thousands of US$)
Non-operating income:
Effect of accounting change 2008(1)	13,963	—	—
Effect of accounting change 2006(1)	—	—	40,344
Jet fuel swap contracts	35,405	28,190	12,903

Total	49,368	28,190	53,247

Non-operating expenses:
Plea agreement in relation to the DOJ’s ongoing investigation regarding Price fixing of fuel surcharges and other fees for cargo shipments(2)	109,000	—	—
Reserve for loss related to the ongoing investigation by the European Commission(2)	—	25,000	—
Provision for retirement of Boeing 737 Aircraft	—	—	8,100
Non-recurring indemnities paid to employees	—	—	11,747

Total	109,000	25,000	19,847

(1)

The Company recorded ThUS$ 13,963 and ThUS$ 40,344 as cumulative effect for a change in accounting principles as Non-operating income in 2008 and 2006 for Chilean GAAP, respectively. These are adjusted for and included in the US GAAP reconciliation in Note 1 q).

(2)	See Note 22.

j)	Internal use software

As mentioned in Note 2 aa), under Chilean GAAP all disbursements for the development of internal use software are charged to the results of operations as incurred. Under US GAAP, certain costs related to internal use software are capitalized while others are charged to the results of operations. External direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. However, in the case of the Company, the costs relating to internal use software are not significant and accordingly, these costs are not included in the reconciliation to US GAAP of net income and net equity accounts in paragraph 1 q) below.

k)	Recognition of tax loss carryforwards

At December 31, 2000, Lan Perú had tax loss carryforwards of ThUS$ 7,590 resulting in a deferred tax asset of ThUS$ 2,326. A valuation allowance of ThUS$ 2,326 was provided to offset the entire deferred tax asset because at that time it appeared unlikely that these tax losses would be utilized in future years. Lan Perú was an equity method investee at December 31, 2000 and during 2001 the Company acquired an additional 21% ownership interest and Lan Perú became a consolidated subsidiary. No deferred tax asset was recognized under Chilean GAAP on the date of purchase. During 2001, Lan Perú had taxable income and utilized ThUS$ 1,673 of the deferred tax asset, leaving a balance of ThUS$ 653 which expired without being utilized. In accordance with US GAAP, when tax loss carryforwards that were not recognized at the acquisition date are recognized in a subsequent period, they first reduce to zero any positive goodwill related to the acquisition; then they reduce to zero all other noncurrent intangible assets; and finally, they reduce income tax expense. For Chilean GAAP purposes, the tax loss was used to reduce income tax expense without first reducing existing goodwill. As a result, the US GAAP reconciliation in paragraph 1 q) below includes an adjustment to decrease goodwill on the purchase of Lan Perú in 2001 by ThUS$ 488 and increase the current income provision by the same amount. The adjustment is based on the acquired ownership interest of 21% applied to the deferred tax asset of ThUS$ 2,326 recognized in 2001.

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

Under Chilean GAAP, the Company includes unrealized losses related to derivative contracts amounting to ThUS$ 178,234 (ThUS$ 6,280 at December 31, 2007) under Other current assets and ThUS$ 154,602 (ThUS$ 57,177) under Other assets. Under US GAAP, such unrealized losses would be presented within Other Comprehensive Income.

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

The effect of the differences in accounting for derivative financial instruments under Chilean and US GAAP is included in paragraph 1 q) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 f).

m)	Change in accounting policy for maintenance costs and adoption of FSP AIR-1

As mentioned in the Financial Statements as of December 31, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft for both Chilean and US GAAP, from the accrual method to the built-in overhaul method, effective January 1, 2006. This change in accounting principle for Chilean and US GAAP was preferable, and in line with industry practice. The effect of this change was recorded prospectively under Chilean GAAP and resulted in an approximate US$ 40.3 million increase in Non-operating income for 2006.

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

For US GAAP reporting purposes, the Company has retrospectively applied the use of the built-in overhaul method and the cash method for owned and leased aircraft, respectively, to prior periods’ financial statements.

In the case of heavy aircraft and engine maintenance costs associated with the owned aircraft, the cumulative effect of the accounting change on periods prior to the fiscal year ended December 31, 2004 was reflected in the carrying amounts of assets and liabilities as of January 1, 2004. An offsetting adjustment was made to the opening balance of retained earnings as of January 1, 2004. The effects of this change in accounting policy are shown below and under paragraph 1 q). The effect of this change on the 2006 US GAAP results was a decrease in net income of approximately US$ 40.3 million. The cumulative effect on the 2004 beginning Shareholders´equity balance was an increase of US$ 38.7 million.

The effect of this change on the 2008 US GAAP results was a decrease in net income of approximately US$ 2.8 million (increase of US$ 32.9 million in 2007). The cumulative effect on the 2005 beginning Shareholders´equity balance was an increase of US$ 88 million.

n)	Late delivery fees

Under Chilean GAAP, contractual payments made to the Company by the aircraft or equipment manufacturer due to the nondelivery of an aircraft or equipment by a stated delivery date, are accounted for as revenue. These payments are generally specified in the asset purchase agreement and are negotiated to represent compensation for an airline’s lost revenue associated with the delay in the delivery of an aircraft or equipment. As of December 31, 2008, a total of ThUS$ 5,950 was recorded as Other Income in Operating revenues due to a change in the delivery schedule of certain Airbus A318 aircraft (US$ 18.9 million in 2007).

For US GAAP reporting, the Company has adopted Technical Practice Aid (TPA) Technical Questions and Answers (TIS) section 2210.28, “Accounting for Certain Liquidated Damages” (AICPA, Technical Practice Aids), under which late delivery fees are typically recorded as a reduction of the cost of the asset and, therefore, reduce depreciation on a prospective basis. The effect of the differences in accounting for liquidated damages under Chilean and US GAAP is included in paragraph 1 q) below.

o)	Stock option plans

As of January 1, 2007, the Company adopted SFAS No. 123(R) Accounting for Stock-Based Compensation for USGAAP reporting purposes. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values estimated at the date of the grant (with limited exceptions). Because as of the date of transition there were no shares outstanding from previous plans, FAS 123(R) had no effect on the Company’s result of operations or financial position upon adoption.

In May 17, 2007, the Board of Directors agreed to issue to a group of executives stock options for a total of 2,209,091 shares as mentioned in Note 19 to the Financial Statements. The Share Subscription Agreement (“Agreement”) dated December, 2007 sets the exercise price at USD 16.11208 per share, indexed to US CPI. As of December 31, 2008, 1,604,000 stock options have been granted under the Agreement.

For Chilean GAAP, the Company recognizes a charge to compensation cost and a credit to other reserves on a straight-line basis over the period between the date of grant and the date the options are vested.

The Company determined the fair value of the options granted, representing total compensation expense, using the “Black-Scholes-Merton” option valuation model and the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. LAN estimated the expected term of awards granted based on the vesting and expiration terms of the awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time the valuation is made. The dividend yield is assumed to be 30% based on the Company’s history and expectation of dividend payments.

At December 31, 2008
Exercise price (US$) (As adjusted by forecasted US CPI)	16.0999
Expected volatility (%)	52
Expected dividends (minimum required) (%)	30
Risk free rate (%)	0.97
Expected term (years)	2.8

Total compensation cost as determined above amounts to ThUS$ 1,402 at December 31, 2008 (ThUS$ 3,516 at December 31, 2007). Of this amount, ThUS$ 584 has been recognized within the income statement under compensation expense for the year ended December 31, 2008 (ThUS$ 0 in 2007). The balance is expected to be recognized within the income statement throughout the remaining term of the grant (approximately 2.8 years).

Option vesting:

	From	Until
30%	July 1, 2009	September 30, 2011
30%	July 1, 2010	September 30, 2011
40%	July 1, 2011	September 30, 2011

A summary of stock option activity, and changes during the year ended December 31, 2008 is presented below:

Number of options
Outstanding at January 1, 2008	1,235,000
Granted	369,000
Vested	—
Forfeited or expired	—
Outstanding at December 31, 2008	1,604,000
Excercisable at December 31, 2008	—

Treatment under Chilean GAAP, which is in accordance with International Financial Reporting Standard No. 2 Share-based payments, considers these stock options as equity awards. SFAS 123(R) requires that an award which is indexed to a factor that is not a market, performance, or service condition be classified as a liability. For US GAAP, the Company records a liability and compensation expense. The liability is measured based on the award’s fair value remeasured at each reporting date until the date of settlement and on the percentage of requisite service rendered at the reporting date. Changes in fair value are also recognized as compensation expense. The effect of the differences in accounting for stock options plan under Chilean and US GAAP is included in paragraph 1 q) below.

p)	Financing of pre-delivery payments

As indicated in Note 3, effective January 1, 2008, the Company began capitalizing interest expense related to the financing of pre delivery payments for the adquitition of aircraft (interest during the construction period).

Under US GAAP, the Company will maintain its policy of not capitalizing interest cost associated with financing of PDP’s.

As of December 31, 2008, a total of ThUS$ 26,539 was recorded in the consolidated statement of income due to this change. The effect of the differences in accounting for financing of PDP’s under Chilean and US GAAP is included in paragraph 1 q) below.

q)	Effects of conforming to US GAAP

The adjustments to reported net income required to conform with US GAAP are as follows:

	For the year ended December 31,
	2008	2007	2006
	(In thousands of US$)
Net income in accordance with Chilean GAAP financial statements	335,739	308,323	241,300
Deferred income tax provision (par. 1 a)	9,379	(2,626)	10,386
Purchase accounting adjustments of property and equipment on Lan Cargo S.A (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	(64)	(64)	(64)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	1,521	(1,641)	120
Ineffectiveness of cash flow hedges of forecasted jet fuel purchases (par. 1 l and par. 2 f)	—	—	(2,080)
Ineffectiveness of cash flow hedges of interest rates cap contracts (par. 1 l and par. 2 f)	—	890	(890)
Ineffectiveness of cash flow hedges of forecasted securitization (net of amortization) (par. 1 l and par. 2 f)	59	59	59
Reversal of goodwill and its amortization (par. 1 b)	2,853	2,994	3,318
Effect of change in accounting policy (par. 1 m)	—	—	(40,344)
Effect of adoption FSP AIR-1 (par. 1 m)	(2,802)	32,934	(10,239)
Changes in Stock option’s fair value (par. 1 o)	1,217	—	—
Effect of the recognition of interest related with the financing of pre-delivery payments (PDPs) (par. 1 p)	(26,539)	—	—
Effect of late delivery fees (par. 1 n)	(4,946)	(18,852)	—

Net income in accordance with US GAAP	316,417	322,017	201,566

Comprehensive income (loss):
Fair value of cash flow hedges:
Interest rate contracts (par. 1 l and par. 2 f)	(134,534)	(36,188)	(11,259)
Jet fuel swaps (par. 1 l and par. 2 f)	(174,648)	7,739	(12,454)
Treasury rate lock (par. 1 l and par. 2 f)	471	471	471
Unrealized gain on investment securities (par. 2 b)	(31)	264	(8,205)

Other comprehensive income (loss) before taxes	(308,742)	(27,714)	(31,447)

Income tax (expense) benefit related to items of other comprehensive income (par. 1 a)	52,486	4,711	5,346

Comprehensive income in accordance with US GAAP	60,161	299,014	175,465

The adjustments required to conform Total Shareholders’ equity to US GAAP are as follows:

	For the year ended December 31,
	2008	2007	2006
	(In thousands of US$)
Total Shareholders’ Equity in accordance with Chilean GAAP financial statements	1,117,978	988,052	626,320
Deferred income tax provision (par. 1 a)	(21,209)	(30,588)	(27,962)
Purchase accounting adjustments of property and equipment arising from Lan Cargo S.A. (Ex Lan Chile Cargo S.A.) acquisition (par. 1 b)	300	364	428
Reversal of utilization of tax loss carryovers in Perú (par. 1 k)	(488)	(488)	(488)
Fair value of derivative not considered to be a hedge (par. 1 l and par. 2 f)	—	(1,521)	120
Ineffectiveness of cash flow hedges of forecasted interest rates (par. 1 l and par. 2 f)	—	—	(890)
Ineffectiveness of cash flow hedge of forecasted securitization (net of amortization) (par. 1 l and par. 2 f)	(29)	(88)	(147)
Difference in purchase accounting adjustments (par. 1 b)	(20,814)	(20,814)	(20,814)
Amortization of goodwill basis differences pre-SFAS 141 (par. 1 b)	8,201	8,201	8,201
Reversal of amortization of goodwill under chilean gaap subsequent to implementation of SFAS 141 (par. 1 b)	21,932	19,079	16,085
Effect of the recognition of interest related with the financing of pre-delivery payments (PDPs) (par. 1 p)	(26,539)	—	—
Changes in Stock option’s fair value (par. 1 o)	(584)	—	—
Effect of adoption FSP AIR-1 (par. 1 m)	109,226	112,028	79,094
Effect of late delivery fees (par. 1 n)	(23,798)	(18,852)	—

Shareholders’ Equity in accordance with US GAAP	1,164,176	1,055,373	679,947

Beginning accumulated other comprehensive loss	(44,633)	(21,630)	4,471
Other comprehensive income (loss), net of income tax	(256,256)	(23,003)	(26,101)

Accumulated other comprehensive income (loss) in accordance with US GAAP	(300,889)	(44,633)	(21,630)

Total shareholder’s equity in accordance with US GAAP including accumulated other comprehensive income (loss)	863,287	1,010,740	658,317

The changes in Total Shareholders’ equity determined under US GAAP are summarized as follows:

In thousands of US$
Balance at December 31, 2005	600,545
Distribution of final 2005 dividend	(1,843)
Distribution of interim 2006 dividend	(115,850)
Other comprehensive income:
Loss from fair value of cash flow hedges	(23,242)
Unrealized gain on investment	(8,205)
Income tax expense related to items of other comprehensive loss	5,346
Net income for the year	201,566

Balance at December 31, 2006	658,317

Balance at December 31, 2006	658,317
Issuance of stock	319,141
Issuance of stock expenses	(2,672)
Distribution of final 2006 dividend	(53,060)
Distribution of interim 2007 dividend	(210,000)
Other comprehensive income:
Loss from fair value of cash flow hedges	(27,978)
Unrealized gain on investment	264
Income tax expense related to items of other comprehensive loss	4,711
Net income for the year	322,017

Balance at December 31, 2007	1,010,740

Balance at December 31, 2007	1,010,740
Distribution of final 2007 dividend	(5,827)
Distribution of interim 2008 dividend	(201,787)
Other comprehensive income:
Loss from fair value of cash flow hedges	(308,711)
Unrealized loss on investment securities	(31)
Income tax expense related to items of other comprehensive loss	52,486
Net income for the year	316,417

Balance at December 31, 2008	863,287

2.	Additional US GAAP disclosure requirements

The information set forth below is required under US GAAP but not under Chilean GAAP.

a)	Earnings per share

The following disclosure of earnings per share information is not generally required for presentation in financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,
	2008	2007	2006
	(US$)
Earnings per share under Chilean GAAP	0.99	0.93	0.76
Basic and diluted earnings per share under US GAAP	0.93	0.97	0.63
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	338,791	330,460	318,909

The earnings per share data shown above is determined by dividing net income for both Chilean GAAP and US GAAP purposes by the weighted-average number of shares of common stock outstanding during each year.

As of December 31, 2007 and 2008, 1,235,000 and 1,604,000 stock options respectively that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the present period.

b)	Investment securities

Shown below are the cost, gross unrealized gain and losses and approximate fair value of marketable securities under US GAAP (see paragraph 1g):

	Cost		Gross unrealized gains		Gross unrealized losses		Fair Value
	2008	2007	2008	2007	2008	2007	2008	2007
	(In thousands of US$)
Bonds	8,580	22,428	437	468	—	—	9,017	22,896

Total securities available for sale	8,580	22,428	437	468	—	—	9,017	22,896

c)	Income tax

The provision for income taxes charged to the results of operations under US GAAP was as follows:

	Year ended December 31,
	2008	2007	2006
	(In thousands of US$)
Current income tax expense	(10,309)	(13,995)	(14,123)
Deferred income tax expense	(45,002)	(48,406)	(22,328)

Total provision under US GAAP	(55,311)	(62,401)	(36,451)

Deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2008	2007	2006
	(In thousands of US$)
Unearned income	(30,883)	(17,781)	(16,198)
Prepaid expenses	(9,592)	(4,811)	(6,363)
Property and equipment	(256,974)	(197,679)	(156,405)
Others	(18,775)	(19,044)	(13,446)

Gross deferred tax liabilities	(316,224)	(239,315)	(192,412)

Allowance for doubtful accounts	5,449	4,585	4,494
Tax loss carryforwards	14,377	23,354	32,968
Provision for vacations	3,618	3,913	3,302
Provisions for obsolescence of spare parts	2,020	2,935	2,960
Other	113,616	37,604	20,007

Gross deferred tax assets	139,080	72,391	63,731

Deferred tax assets valuation allowance	(4,124)	(19,784)	(15,302)

Net deferred tax liabilities	(181,268)	(186,708)	(143,983)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rates of 17% to pretax accounting income on a US GAAP basis as a result of the following differences:

	Year ended December 31,
	2008	2007	2006
	(In thousands of US$)
Provision for income taxes at statutory Chilean tax rate	(63,194)	(65,351)	(40,463)
Increase (decrease) in rates resulting from:
Non-taxable income	12,962	13,012	5,618
Non-deductible items	(11,280)	(2,203)	(1,371)
Change in valuation allowance	14,137	(9,735)	(4,314)
International income tax differences	(7,684)	2,067	3,022
Other	(252)	(191)	1,057

Provision for income taxes at effective tax rates	(55,311)	(62,401)	(36,451)

No reserves for uncertain income tax positions have been recorded pursuant to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48).

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate return basis and not on a consolidated basis.

Inversora Cordillera S.A. and its subsidiary have tax loss carryforwards aggregating ThUS$ 29,033 at December 31, 2008 which have an expiration date of five years beginning in the first year that a loss is incurred. The related deferred tax asset was ThUS$ 10,162 at December 31, 2008.

Lan Chile Investment Limited and its subsidiaries have tax loss carryforwards aggregating ThUS$ 3,396 at December 31, 2008 which have expiration dates of five years after the year of the loss. The related deferred tax asset is ThUS$ 849 and a 100% valuation allowance has been provided because at the present time it appears unlikely that these tax losses will be utilized in future years

Aerolinheas Brasileiras has tax loss carryforwards aggregating ThUS$ 3,304 at December 31, 2008 which have no expiration date. However, a 100% valuation allowance has been provided against the related deferred tax asset of ThUS$ 1,123 because at the present time it appears unlikely that these tax losses will be utilized in future years.

d)	Fair value of financial instruments

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of January 1, 2008, for financial instruments. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

In October 2008, the FASB issued FASB Staff Position FAS 157-c, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-c clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has also considered the guidance provided by FSP FAS 157-c in its determination of estimated fair values during 2008.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included:

(i)	Investments in short term mutual funds (cash equivalents),

(ii)	Bonds (available for sale securities),

(iii)	Interest rate derivative contracts,

(iv)	Fuel derivative contracts, and

(v)	Foreign exchange swaps.

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis:

Description	Fair value at December 31, 2008	Fair value measurements Using inputs considered as
		Level I	Level II	Level III
	(In thousands of US$)
Assets
Short term mutual funds	129,846	129,846	—	—
Bonds	9,017	9,017	—	—
Interest rate derivative asset	477	—	477	—
Liabilities
Interest rate derivative liability	157,468	—	157,468	—
WTI derivative liability	170,262	170,262	—	—
Foreign exchange derivative liability	1,345	—	1,345	—

Investments in short term mutual funds are valued using publicly available year end quotes, therefore, they have been classified as Level I.

Bonds are investments in corporate bonds for which the fair value is determined using the market quotes. Due to this, we classified these investments as Level 1 under SFAS 157.

Interest rate derivative are related to the Company’s attempts to hedge LIBOR exposure. These contracts consist mainly of OTC transactions such as long term interest rate swaps, forward starting swaps and interest rate call options. All of them are contracted with high rating US counterparties.

Fuel derivative contracts are related to the Company’s attempts to hedge fuel costs and are denominated in WTI which has a high correlation (more than 95%) with the monthly average price of Jet Fuel paid by the Company to different suppliers.

Foreign Exchange Swaps are mainly related to the attempt to have a synthetic US dollar denominated deposit or Chilean Central Bank Obligation which are denominated in Chilean peso.

The fair value of WTI options are traded on US national exchanges and, therefore, have readily available public quotes. Because of this, they have been classified as Level I.

Fair values of all other derivative instruments and options are determined using either pricing valuation models that utilize market observable inputs or broker quotes. The valuation models consider projected discounted cash flows, relevant swap curves and appropriate implied volatilities. Taking that into consideration, we classified these derivatives as Level 2 under SFAS 157.

Assets and Liabilities that are not measured at Fair Value on a recurring basis:

The estimated fair values of the Company’s financial instruments not measured at fair value on a US GAAP basis are as follows:

	At December 31, 2008		At December 31, 2007
	US GAAP Carrying amount	Fair Value	US GAAP Carrying amount	Fair Value
	(In thousands of US$)
Cash	15,707	15,707	11,506	11,506
Time deposits	255,881	255,881	308,585	308,585
Current portion of long-term loans	151,247	213,205	102,153	148,102
Current portion of other long-term obligations	70,407	61,364	74,786	79,085
Bank loans (long-term)	1,654,947	1,831,466	1,228,650	1,146,267
Other liabilities (long-term)	178,894	187,606	240,520	239,385

e)	Concentration of credit risk

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

Derivative instruments and hedging activities

The Company uses interest-rate-related derivative instruments and commodity derivatives to manage its exposure on its variable-rate obligations and jet fuel price fluctuations. The Company does not enter into interest rate and commodity derivative instruments for any purpose other than cash-flow-hedging purposes. By using derivative financial instruments to hedge exposures to changes in interest rates and commodity prices, the Company exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties.

The Company faces market risk only to the unhedged portion of the Libor-linked obligations, and of the unhedged portion of the volume of jet fuel.

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

As of December 31, 2008 and 2007, the Company had some ineffectiveness with regard to its cash flow hedges of forecasted purchases of jet fuel outstanding as of year end, however this amount was not recorded in the US GAAP reconciliation because it was immaterial.

The notional fuel hedged, the realized results on such contracts and the fair value for the years ending December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Hedged Gallons (million gallons)	237	125	149
Gain on fuel hedge contracts (ThUS$)	35,405	28,190	12,903
Fair value of fuel hedge contacts (ThUS$)	(170,262)	4,385	(4,244)

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

The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company’s future cash flows.

Before 2006 the Company uses a mix of fixed rate debt and variable-rate (London Interbank Offered Rate - LIBOR) debt to finance its aircraft. All of these debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company believes that it is prudent to limit the variability of the majority of its interest payments. To meet this objective, the Company entered into LIBOR based interest rate swap agreements and interest rate call options to manage fluctuations in cash flows resulting from changes in the LIBO rate. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged.

After 2006, the Company uses only fixed rate obligations to finance its aircraft. For that purpose, the company entered into LIBOR based forward starting swap agreements to fix the rate of the future obligation before the delivery of a certain aircraft. Under the term of these contracts, the company offset the market risk for future obligations of having a different rate than the approved by management committee’s. When the forward starting swaps are terminated and the Company enters into fixed rate loans at the time an aircraft is received, the Company, for Chilean GAAP purposes, records the fair value on such derivatives net of the associated debt. Under US GAAP, such fair value remains in other comprehensive income and is recognized in earnings over the term of the debt which is also recorded at its fair value at the time an aircraft is received. Under US GAAP as of December 31, 2008, USD 35 million of deferred loss on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 years approximately.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

The fair value and the losses of these swap contracts for the years ending December 31, 2008, 2007 and 2006, are as follows:

	2008	2007	2006
Losses on interest rate swap contracts (ThUS$)	(6,085)	(285)	(1,138)
Fair value of interest rate swap contracts (ThUS$)	(154,752)	(54,749)	(18,538)

Under FAS 133, the aforementioned derivative contracts (swaps and options) qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. However, for US GAAP purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater than the change in fair value of the Company’s option. Under Chilean GAAP, the caps are accounted for as cash flow hedges and no ineffectiveness was determined.

The premium on the caps was allocated to individual caplets and is recognized in the income statement throughout the term of each contract for Chilean and US GAAP purposes.

In April 2002, the Company entered into a Treasury rate lock for a notional amount of ThUS$ 45,000 in order to hedge the variability in the cash proceeds attributable to changes in the benchmark interest rate to be received from the forecasted securitization of future credit card receivables. The forecasted transaction occurred on August 22, 2002. For Chilean GAAP purposes, the loss amounting to ThUS$ 3,622 arising from the settlement of the derivative was deferred and is amortized to the Consolidated Statements of Income over the term of the securitization. Under US GAAP, the derivative was accounted for as a cash flow hedge, and ThUS$ 3,219 was deferred in Other comprehensive income and subsequently amortized to the Consolidated Statements of Income, while ineffectiveness of ThUS$ 402 was recognised within the Consolidated Statements of Income as of that date. The effect of recording the amortization and the ineffectiveness in accordance with US GAAP is included in paragraph 1 q) above.

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

As of and during the year ended December 31, 2008 and 2007, the Company has no outstanding exchange forward contracts for hedging purposes.

In order to have a better yield on its investments in 2008 and 2007, the Company entered into bank deposits in Chilean Peso together with a US dollar-Chilean pesos foreign exchange swap in order to receive US dollars at maturity. The mark to market value of these foreign exchange swaps amounted to a loss of US$ 1.35 million and is recorded in earnings under both Chilean and US GAAP.

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

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The fair value of cash flow hedges were considered to be Other comprehensive income during 2008, 2007 and 2006 and the unrealized gain on available for sale securities has been included in 2008 and 2007.

h)	Recent Accounting Pronouncements not yet implemented

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”—An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.

The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Other than the presentation of minority interest within equity, the Company does not expect the adoption of SFAS 160 will have an effect on its consolidated financial statements.

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

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Earlier adoption is permitted. The Company currently provides an abundance of information about its hedging activities and use of derivatives, including many of the disclosures contained within Statement 161. Thus, the Company does not expect the adoption of Statement 161 will have a material impact on the disclosures already provided.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009 and the common stock call options will be subject to that guidance. The Company is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. ITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.