Form 20-F
period 2009-12-31
Lan Airlines SA
filed 2010-06-29
CIK 1047716

As filed with the Securities and Exchange Commission on June 29, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Gisela Escobar Koch
Tel.: 56-2-565-3944 ● E-mail: gisela.escobar@lan.com
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
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

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2009, which was Ch$506.43=US$1.00. The observed exchange rate on June 25, 2010, was Ch$539.68=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

Lan Airlines and the majority of our subsidiaries (including our main cargo subsidiary Lan Cargo S.A., or Lan Cargo) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos or Argentinean pesos. Our audited consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), require assets and liabilities to be translated at period-end exchange rates, revenue and expense accounts at monthly average rates.

Our audited consolidated financial statements for the period ended December 31, 2009 were prepared in accordance with IFRS.  These audited consolidated financial statements constitute the first annual financial statement prepared in accordance with IFRS which have been adopted in Chile under the name of Chilean Financial Reporting Standards (“CHFRS”), and represent the integral, explicit and unreserved adoption of IFRS. Prior to December 31, 2009 our consolidated financial statements were prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”).  IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented with respect to previous years under Chilean GAAP. Accordingly, readers should avoid such comparison. For a description of the transition to IFRS, including the quantification of the impact of the transition to IFRS, see Note 3 to our audited consolidated financial statements

We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Latin American and world economies and their impact on the airline industry;

•	the effects on us from competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

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

Selected Financial Data

The following table presents our summary financial data.  Our audited consolidated financial statements relate to the period ended December 31, 2009, and constitute the first annual audited financial statements prepared in accordance with IFRS. Prior to December 31, 2009 our consolidated financial statements were prepared in accordance with Chilean GAAP.

Our date of transition to IFRS was January 1, 2008. Consequently, we have prepared our opening consolidated statements of financial position under IFRS as of that date. Our date of adoption of IFRS was January 1, 2009. For a description of the transition to IFRS, including the quantification of the impact of the transition to IFRS, see Note 3 to our audited consolidated financial statements.

The summary consolidated annual financial information as of December 31, 2009 and for the year ended December 31, 2009, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report. The summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report, were previously presented in accordance with Chilean GAAP, and have been restated under IFRS only for comparative purposes.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects.”

Annual Financial Information
	Year ended December 31,
	2009	2008
	(in US$ millions, except per share and
	capital stock data)
The Company(1)(3)
Statement of Income Data:
Operating revenues
Passenger	2,623.6	2,820.8
Cargo	895.6	1,319.4
Total operating revenues	3,519.2	4,140.2
Cost of sales	(2,522.8)	(2,893.9)
Gross margin	996.4	1,246.3
Other operating income (2)	154.5	161.4
Marketing costs	(114.5)	(107.3)
Distribution costs	(327.0)	(366.7)
Administrative expenses	(155.1)	(167.6)
Other operating expenses	(100.5)	(127.9)
Financial costs (from non-financial activities)	(153.1)	(125.5)
Earning on investments (equity method)	0.3	0.7
Exchange rate differences	(11.2)	23.4
Result of indexation units	(0.6)	1.2
Negative goodwill	-	0.6
Other net earnings (losses) (4)	(11.7)	(135.3)
Income before income taxes	277.5	403.4
Income tax	(44.5)	(65.1)
Net income for the period	233.0	338.3
Income for the period attributable to the parent company’s equity holders(4)	231.1	336.5
Income for the period attributable to minority interests	1.9	1.8

Net income for the period	233.0	338.3

Earnings per share
Basic and diluted earnings per share (US$)(5)	0.68	0.99

(table and footnotes continue on next page)

Annual Financial Information
	At December 31,
	2009	2008
	(in US$ millions, except per share and
	capital stock data)
Balance Sheet Data:

Cash, and cash equivalents	731.5	401.0
Other current assets in operation	666.6	665.8
Non- current assets and disposal groups held for sale	10.9	10.4
Total current assets	1,409.0	1,077.2
Property and equipment	4,196.6	3,966.1
Other non- current assets	166.4	153.6
Total non- current assets	4,363.0	4,119.7
Total assets	5,772.0	5,196.9
Total current liabilities	1,523.3	1,551.5
Total non-current liabilities	3,142.7	2,876.8
Total liabilities	4,666.0	4,428.3
Net equity attributable to the parent company’s equity holders	1,098.8	761.8
Minority interest	7.1	6.8
Total net equity	1,105.9	768.6

	At December 31,
Operational Data:	2009	2008	2007	2006	2005
ASKs (million)	38,777.1	35,176.2	31,556.1	26,400.0	23,687.3
RPKs (million)	29,830.1	26,951.6	24,001.2	19,495.5	17,490.8
ATKs (million) (6)	3,835.0	4,080.3	3,632.8	3,399.1	3,213.8
RTKs (million)	2,623.3	2,906.7	2,702.3	2,579.2	2,392.3
System ATKs (million)	7,811.4	7,652.2	7,023.1	6,349.8	5,810.8

(1)	For more information on the subsidiaries included in this consolidated account, see Note 1 to our audited consolidated financial statements.
(2)
Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours, interest income and other miscellaneous income. For more information, see Note 33 to our audited consolidated financial statements.

(3)	The addition of the items may differ from the total amount due to rounding.
(4)
In 2008, the Company recorded a provision of US$109.0 million in other net earnings in connection with a plea agreement entered into with the DOJ (as defined below) regarding an antitrust investigation related to our cargo business (see “Item 4. Information on the Company – Business of the Company – Cargo Operations – Cargo Related Investigations”).

(5)	As of December 31, 2008 and 2009, we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 American Depositary Shares (“ADSs”) and American Depositary Receipts (“ADRs”).
(6)
In August 2007, the Company implemented a change in its methodology used for calculating cargo ATKs in order to better represent the available capacity in the bellies of passenger aircraft. Cargo RTKs were not affected by this change. Historical data has been modified accordingly for comparison purposes.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 80% of our revenues and 65% of our operating expenses are denominated in U.S. dollars.

In accordance with the Chilean Corporation Act and Regulation thereof, Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, collectively known as the Chilean Corporation Law, we must pay annual cash dividends equal to at least 30% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. As of May 31, 2010 we have not yet declared the payment of aggregate dividends for 2010. Dividends for 2009 include two interim dividends paid in August 2009 and January 2010 and a final dividend paid in May 2010, as approved at the annual general shareholders meeting held in April 2010. The table below sets forth the cash dividends per common share and per ADS, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend. On August 2007, LAN modified its ADR to common share ratio from 5:1 to 1:1.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

2005	September 2, 2005	36,452,425	318.91	0.11430	0.57150
	March 1, 2006	35,000,000	318.91	0.10975	0.54875
	May 17, 2006	1,849,186	318.91	0.00578	0.02890
2006	August 24, 2006	48,061,644	318.91	0.15071	0.75355
	January 18, 2007	67,787,211	318.91	0.21256	1.06280
	April 25, 2007	53,059,893	318.91	0.16638	0.83190
2007	August 23, 2007	90,104,830	338.79	0.26596	0.26596
	January 17, 2008	119,894,715	338.79	0.35389	0.35389
	May 8, 2008	5,827,204	338.79	0.01720	0.01720
2008	August 21, 2008	96,785,787	338.79	0.28568	0.28568
	January 15, 2009	105,001,466	338.79	0.30993	0.30993
2009	August 20, 2009	34,621,043	338.79	0.10219	0.10219
	January 21, 2010	70,000,978	338.79	0.20662	0.20662
	May 20, 2010	10,939,558	338.79	0.03229	0.03229

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$

2005	592.75	509.70	559.27	514.21
2006	549.63	511.44	531.03	534.43
2007	548.67	493.14	521.95	495.82
2008	676.75	431.22	528.88	629.11
2009	643.87	491.09	553.77	506.43
December	508.75	494.82	501.45	506.43
2010
January	531.75	489.47	500.66	531.75
February	546.18	523.10	532.56	529.69
March	533.87	508.66	523.16	526.29
April	527.38	514.91	520.62	520.99
May	549.17	517.23	533.21	529.23

 Source: Central Bank of Chile
(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 25, 2010, the observed exchange rate was Ch$539.68=US$1.00.

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

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past, our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. In fact, starting as of late 2008, and during 2009, many of the countries we serve, including Chile, experienced economic slowdowns or recessions, which translated into a substantial weakening of demand. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but not limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

Driven by the severe downturn in the global economy, including in the economies of many of the countries we serve, we began to experience weakening demand in cargo late in 2008, and this weak demand continued into 2009. However, we began to experience a recovery in cargo traffic in late 2009, which continued during the first months of 2010. If the global economic environment continues its recovery, demand in cargo may continue to improve during the current year. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset any future reduction in our cargo and/or air travel demand.

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

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, natural disasters, war or terrorist attacks.

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

During January 2010, bad weather affected the city of Cuzco in Peru causing important human and material damages and severely affecting this tourist destination. This affected our operations, which led us to decrease our capacity in order to improve load factors. We estimate the net impact of decreased passenger operations to have been approximately US$15.0 million.

In addition, on February 27, 2010, an earthquake struck Chile causing major damages mainly in the southern regions of the country. This earthquake damaged the terminal building at the Santiago International Airport causing the suspension of LAN’s passenger services to and from Chile until March 1, 2010. Lan Cargo’s operations suffered no impact since Lan Cargo has flexibility to redesign itineraries if and when needed.  As of March 28, 2010, operations were restored to normal levels and the airport started to operate normally.  We estimate the net impact of decreased passenger operations due to the earthquake to have been approximately US$25.0 million during the first quarter of 2010.

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

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as salmon and produce exports from Chile and Peru, and fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

As from mid 2007, there was an outbreak of infectious salmon anemia virus (“ISA Virus”) in Chile, which was temporarily contained during 2008 but continued affecting exports during 2009. The outbreak of ISA Virus has caused, and may continue to cause, a significant decline in salmon exports and has had, and may continue to have, an adverse impact on our cargo operations as approximately 4% of our cargo business revenue during 2009 was related to salmon exports.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 29.8% of our operating expenses in 2009. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using this type of mechanisms may also be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of February 28, 2010, we operated a fleet of 58 Airbus and 38 Boeing aircraft. These risks include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance of Chilean aviation authorities or other directives restricting or prohibiting the use of Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	the adverse public perception of a manufacturer as a result of an accident or other negative publicity; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or from a third-party provider to deliver this aircraft.

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

In recent years we have decided to incorporate a number of new aircraft, equipment and systems. The decision to incorporate these new elements has been based on their potential to enhance customer satisfaction, increase efficiency and/or streamline processes. However, the phase-in of these elements may temporarily result in lower service and operating standards, which could affect how our customers perceive us and have a negative impact on our results of operations.

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

Following the 9/11 terrorist attacks, insurance companies dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons (other than passengers) for claims resulting from acts of terrorism, war or similar events. In 2008 and 2009 we had an increase in insurance expenses. We cannot assure that these costs will not continue to increase.

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

Approximately 44% of our employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

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

We conduct a significant portion of our operations in emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean economy or the market value of our securities and have a material adverse effect on our business, financial condition and results of operations. Starting as of late 2008, and continuing during 2009, many of the countries we serve, including Chile, experienced economic slowdowns or recessions, which translated in a substantial weakening of demand.  Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. A significant part of our indebtedness is denominated in U.S. dollars, while 20% of our revenues and 35% of our operating expenses in 2009 are denominated in currencies other than the U.S. dollar, mainly the Chilean peso. If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal depreciation of 1.3% against the U.S. dollar in 2008 and an average nominal depreciation of 4.7% against the U.S. dollar in 2009. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

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

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities markets and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders.

As of March 31, 2010 our controlling shareholders, beneficially owned 34.06% of our voting common shares. Controlling shareholders are in a position to elect four of the nine members of our board of directors and are in a position to direct our management. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York Mellon, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

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

If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

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

As of February 28, 2010, we serviced 15 destinations in Chile, 14 destinations in Peru, 13 destinations in Argentina, three destinations in Ecuador, 17 destinations in other Latin American countries and the Caribbean, 3 destinations in the United States, one destination in Canada, two destinations in Europe and four destinations in the South Pacific. In addition, as of February 28, 2010, through our various code-share agreements, we offer service to 25 additional destinations in North America, 17 additional destinations in Europe, 27 additional destinations in Latin America and the Caribbean (including Mexico), and 1 destination in Asia. We provide cargo service to all our passenger destinations and to approximately 16 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of March 31, 2010, the controlling shareholders held 34.06% of our capital stock. For more information about our controlling shareholders, see “Controlling Shareholders” and “Related Party Transactions” under Item 7.

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

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of February 28, 2010, in the passenger business we operated through five main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name “Lan Express”), Lan Perú S.A. (“Lan Peru”), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“Lan Ecuador”), and Lan Argentina S.A. (“Lan Argentina,” previously Aero 2000 S.A.).

In the passenger business we market our sales primarily under the “LAN” brand. As of February 28, 2010 we held a 99.9% stake in Lan Express through direct and indirect interests, a 70.0% stake in Lan Peru through direct and indirect interests, a 71.9% indirect stake in Lan Ecuador and a 99.0% indirect stake in Lan Argentina.

Our cargo operations are carried out by a number of companies, including Lan Airlines and Lan Cargo, and are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”), in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”), in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”), in Colombia. As of March 31, 2010, we held direct and indirect participations in MasAir (69.2%), ABSA (73.3%), and LANCO (90%). In the cargo business, we market ourselves primarily under the Lan Cargo brand.

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

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the Argentine international market through Lan Argentina and our other passenger airlines. We are also strengthening our presence in the Ecuadorian market, where we began domestic passenger operations on April 6, 2009. We are also the leading air cargo operator within, to and from South America, and we are consolidating our leadership through new cargo operations in Colombia and in the Brazilian domestic market, as well as through an increased presence in routes between South America and Europe. Our international and domestic passenger and cargo operations have increased substantially over the past four years in terms of capacity, traffic and revenue. Since 2005, passenger and cargo capacity have grown 63.7% and 19.3% respectively.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2009, passenger revenues accounted for 71.4% of total revenues and cargo revenues accounted for 24.4% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 41.2 cents in 2009. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 19.8% of total costs in 2009, which we believe is a lower percentage than that of many other U.S. and European carriers. Our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2009, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of approximately fourteen hours per day. As a result of the implementation of our new business model for short-haul operations, which began operating in 2007, we have increased the utilization of our narrow body aircraft to reach more than ten hours by the end of 2009. In May 2008, we completed the phase out of the Boeing B737-200 from our fleet. Our short haul fleet is now entirely composed of Airbus A320-Family Aircraft. In addition, during 2009 we implemented LEAN, a system for achieving excellence and continuous improvement in our processes, which seeks to eliminate activities that do not add value to processes, (thus increasing the value of each activity and suppressing those that are superfluous), thereby allowing companies to reduce costs, improve processes and increase customer satisfaction. The adoption of this system constituted a redesigning of processes that permits solving problems that may occur during aircraft maintenance. The foregoing renders the daily tasks and processes carried out within the Company more efficient. Due to its implementation, during 2009 we achieved a 37% reduction in the time an aircraft remains in the hangar and a 37% reduction in the man-hours used in the process. Furthermore, we were able to reduce the period for the installation of winglets from 58 to 18 days, positioning us as the company with the best indicators for this process. The benefits of the implementation of LEAN also included a reduction of approximately 50% in the time that planes are on the ground, a reduction of approximately 80% in errors and a gain of approximately 60% in productivity. In addition, by establishing clear roles, challenges and achievements, the implementation of LEAN has had an important benefit in terms of employee motivation. See Item 4. “Information on the Company—Business of the Company—Maintenance.”

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched the “LAN” brand, under which we operate all of our international passenger airlines. This brand commonality enables our customers to better identify with the high standards of service and safety that are common to all of our airlines. This Corporate image also has improved the visibility of our brand, and the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, we are a member of the oneworld® alliance, and have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in the markets that they serve creates a truly global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 750 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. On April 1, 2007, Lan Ecuador and Lan Argentina became members of the oneworld® alliance. With these new memberships, LAN and our entire passenger affiliates are now members of this alliance.

Optimized Fleet Strategy

We make optimal use of our fleet structure through a combination of fewer aircraft types, modern aircraft and staggered lease maturities. We carefully select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of aircraft types we operate. For short-haul flights we operate Airbus A320-Family Aircraft. As of May 18, 2008, we stopped using Boeing 737-200 aircraft in our Chilean domestic operations. For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. For ultra long haul service, such as between Santiago and Madrid and between Santiago and Auckland, we use Airbus A340-300 aircraft. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft.  LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft in 2011.

The average age of our fleet as of February 28, 2010 was 5.7 years, making our fleet one of the most modern in Latin America. The phasing out of our Boeing 737-200s, our oldest aircraft, which was completed in May 2008, contributed to reducing the average age of our fleet. Additionally, we expect that our purchase orders of additional aircraft for delivery between 2010 and 2018 will further reduce the average age of our fleet. We believe that having a younger fleet makes us more cost competitive through reduced fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels.

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

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world and we maintained this status during 2009, a year in which the industry suffered significant downgrades in credit quality as a result of the global financial crisis. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates.  In 2007, we completed a US$320 million equity offering in the domestic and international financial markets. This equity offering further strengthened our balance sheet, reduced our leverage ratio and improved our cash position, all of which better enable us to continue financing our fleet expansion and renewal plans. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last four years, while much of the airline industry has faced significant competitive and liquidity crises, we have remained consistently profitable.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to continue to expand our capacity over the next several years to accommodate robust long-term growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth,

•
as of May 10, 2010, we had an order book of 45 latest generation Airbus 320-Family Aircraft to be delivered between 2010 and 2014 and three Boeing 767-300 wide body passenger aircraft to be delivered in 2011;

•	as of May 10, 2010, our orders for freighter aircraft included one Boeing 777 Freighter to be delivered in 2012, as well as three Boeing 767 Freighters to be delivered between 2013 and 2014; and

•	we also ordered thirty-two Boeing 787 Dreamliner passenger aircraft, currently expected to be delivered between 2011 and 2018.

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

Enhance the Profitability of our Short-Haul Operations through Our New Business Model

We plan to continue with the implementation of the initiatives launched in 2007 to redesign our short-haul business model, specifically in the domestic markets in Chile and Peru. This model is also being applied in the domestic markets in Ecuador and Argentina. In the latter, the implementation of the model is subject to certain regulatory restrictions as a result of the fare bands in place in the Argentinean domestic market. In addition, we are evaluating the application of these initiatives on certain regional routes within Latin America. A key objective of this program has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights and faster turnaround times. Our Boeing 737-200 fleet was completely phased out in May 2008 in favor of the new Airbus 320-Family Aircraft. These initiatives have increased efficiency and improved the margins of our short-haul operations. In addition, the new fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of our new business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a reduction in overhead costs per ASK by year-end 2010. We have begun to pass on a portion of these operating efficiencies to consumers through fare reductions, which has stimulated additional demand and enhanced our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world-class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During the first half of 2009 we completed the reconfiguration of the cabins of all our long-haul aircraft, including both the Boeing 767 and the Airbus A340 passenger aircraft, in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. Our frequent flyer program, LANPASS, provides travel benefits and rewards to almost three million loyal customers in Chile, Argentina, Peru and Ecuador as well as in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Continued Emphasis on Safety

Our top priority is safety, and we have structured our operations and maintenance to focus on safe flying. Our main maintenance facilities are certified by the Federal Aviation Administration (“FAA”), DGAC and other civil aviation authorities. Our flight and maintenance safety procedures are certified under ISO 9001-2000 standards. We have programs in place to train our crews and mechanics to world-class standards both at facilities abroad or at our training centers, which we have developed in association with high-quality partners.

Focus on Efficiency and Sustainability

We are increasingly concerned with improving efficiency through a series of fleet initiatives that seek to reduce fuel consumption. The most significant is our ongoing fleet renewal and growth plan, through which we will incorporate 85 new aircraft between 2010 and 2018. As an example, we estimate that the Boeing 787 Dreamliner operates with costs per ASK that are approximately 12% lower than other long haul passenger aircraft, while the new Boeing 777 freighter is approximately 17% lower in terms of costs per ASK than the Boeing 767 freighter. In addition, during the second half of 2010 we will finalize the installation of winglets on our 36 Boeing 767 aircraft, achieving fuel efficiencies of approximately 5% per aircraft. In order to mitigate the environmental impact of our operations we seek to operate in a sustainable manner by reducing our fuel consumption and related emissions. We also continue to focus on adjusting the configuration of our aircraft to market demand by, for example, adjusting the configuration of four Boeing 767s that operate on long haul routes from Ecuador by reducing the number of Premium Business seats and increasing the number of Economy class seats. Other long-term projects that aim at improving our cost structure include implementing the LEAN operating processes in our maintenance operations, as well as investing in new inventory and reservations systems provided by Sabre.

BUSINESS OF THE COMPANY

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of February 28, 2010, we operated passenger airlines in Chile, Peru, Ecuador and Argentina. We are also the largest air cargo operator in the region. Our international and domestic passenger and cargo operations and services have increased substantially over the past two years in terms of capacity, traffic and revenue.

The following table sets forth our operating revenues by activity for the periods indicated:

	Year ended December 31,
	2009	2008
	(in US$ millions)
The Company(1)
Total passenger revenues	2,623.6	2,820.8
Total cargo revenues	895.6	1,319.4
Total traffic revenues	3,519.2	4,140.2

(1)	Consolidated information provided by the Company.

Passenger Operations

General

As of February 28, 2010, our passenger operations were performed through airlines in Chile, Peru, Ecuador and Argentina where we operate both domestic and international services.

As of February 28, 2010, our network consisted of 15 destinations in Chile, 14 destinations in Peru, 3 destinations in Ecuador, 13 destinations in Argentina, 17 destinations in other Latin American countries and the Caribbean, 3 destinations in the United States, 1 destination in Canada, 2 destinations in Europe and 4 destinations in the South Pacific. Within Latin America, we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Frankfurt, Los Angeles, Madrid, Miami, New York, Toronto, Papeete (Tahiti) and Sydney.  In addition, as of February 28, 2010, through our various code-share agreements, we offer service to 25 additional destinations in North America, 17 additional destinations in Europe, 27 additional destinations in Latin America and the Caribbean (including Mexico), and 1 destination in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2009		2008
The Company(1) (2)
ASKs (million)
International		26,798.0	25,378.3
Domestic		11,979.1	9,797.8
Total		38,777.1	35,176.2
RPKs (million)
International		20,861.8	19,507.4
Domestic		8,974.3	7,444.5
Total		29,830.1	26,951.6

Passengers (thousands)
International		5,674.9	8,046.4
Domestic		9,731.3	5,193.5
Total		15,404.3	13,239.9

Passenger yield (passenger revenues/RPKs, in US cents)
International	US¢	8.01	9.64
Domestic	US¢	10.39	12.24
Combined yield(3)	US¢	8.80	10.47

Passenger load factor (%)
International		77.8%	76.9%
Domestic		74.9%	76.0%
Combined load factor(4)		76.9%	76.6%

(1)	Information provided for the Company consolidates Lan Ecuador and Lan Argentina.
(2)	Domestic passenger operations include domestic operations in Chile, Peru, Argentina and Ecuador.
(3)	Aggregate international and domestic passenger yield.
(4)	Aggregate international and domestic passenger load factor.

International Passenger Operations

As of February 28, 2010, we operated scheduled international services from Chile, Peru, Ecuador and Argentina through Lan Airlines and Lan Express in Chile, Lan Peru in Peru, Lan Ecuador in Ecuador and Lan Argentina in Argentina. International passenger traffic has grown significantly in the past couple of years due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and additional frequencies on existing routes, and expansion into new markets.

Our international network combines our Chilean, Peruvian, Ecuadorian and Argentinean affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru and Ecuador with the creation of Lan Peru and Lan Ecuador in 1999 and 2003, respectively. In August 2006, we expanded our international operations through Lan Argentina, which until then had only been offering domestic flights. This strategy is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our four main hubs in Santiago, Lima, Guayaquil and Buenos Aires. We also provide regional services from Chile, Peru, Ecuador and Argentina. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub. The following table sets forth the destinations served from each of the aforementioned countries as of February 28, 2010:

Country of Origin	Destination	Number of Destinations

Chile	Argentina	7
	Bolivia	2
	Brazil	3
	Colombia	1
	Cuba	1
	Ecuador	1
	Peru	1
	Uruguay	2
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Canada	1
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1
	Australia	1
Peru	Argentina	2
	Bolivia	2
	Brazil	1
	Chile	1
	Colombia	4
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3
	Dominican Republic	1
	Spain	1
Ecuador	Argentina	1
	Chile	1
	United States	2
	Spain	1
Argentina	United States	1
	Brazil	1
	Chile	1
	Dominican Republic	1
	Peru	1

In line with its orientation to service and permanent commitment to provide its customers with the best products on the market, in 2009 LAN completed the retrofit of all its long-haul fleet (including its Boeing 767 and Airbus A340 passenger aircraft) with the new Premium Business class and improved Economy class. Combining the best features of the traditional First and Business classes, the new Premium Business includes 180 degrees recline full-flat seats which allow passengers to sleep with the maximum comfort and privacy. Premium Business also includes top-level personalized in-flight service. Changes in Economy class include new seats with a greater recline angle, a cushion that slides forward for increased comfort and convenience, and larger individual video monitors for each seat.

LAN’s sustained development of its coverage has been a crucial factor in its growth and 2009 was no exception. New routes were added along with flight increases in some key existing routes in order to offer more and better alternatives to both business and tourist travelers. In 2009, the LAN continued to consolidate its hub in Lima, which serves as the center of its Latin American network and also complements its intercontinental network, by opening new routes and increasing flights on existing routes.

As part of its mission, LAN seeks to promote tourism to South America. Due to its large network of services, visitors from around the world can access world-renowned destinations such as Cusco, Easter Island or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche. In the future, LAN plans to include the Galapagos Islands to its destinations, in order to serve the region’s main tourist attractions.

During the first quarter of 2010, in line with the expansion of LAN’s passenger operations, the Company announced various new passenger destinations. For long-haul operations, in July2010, Lan Peru will launch four weekly frequencies between Lima and San Francisco, with connections in Sao Paulo, Santiago and Buenos Aires. In addition, in September 2010, LAN will begin operations between Santiago and Paris via Madrid, with three weekly flights. Regarding regional operations, on May 10, 2010, LAN Argentina will launch three daily flights between Santiago and Aeroparque Metropolitano Airport (“Aeroparque”) in central Buenos Aires and during July it will begin operations between Aeroparque and Sao Paulo.

According to JAC data, Chilean international air passenger traffic decreased 5.8% in 2009 as compared to 2008, to approximately 4.7 million passengers. We had a 51.5% market share in 2009, based on RPKs, compared to 50.8% in 2008. Our international operations out of Chile can be divided into four main segments: to North America, to Europe, to the rest of Latin America, and to the Pacific. As of February 28, 2010, the other principal carriers that transport passengers between Chile and North America with direct flights included American Airlines, Delta Airlines, and Air Canada. Grupo TACA (“TACA”) and Copa Airlines (“COPA”) also participate in the Chile-North American markets with stopovers in their respective Central American hubs. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes, our main competitors were Aerolíneas Argentinas, Air Canada, Avianca, GOL, TACA and TAM. We were the only airline operating between Chile and the South Pacific.

Based on the information provided by the Peruvian DGAC, international traffic to and from Peru grew 4.3% between 2008 and 2009 to approximately 4.8 million passengers in 2009. In 2008 we had 36.0% of the international market share and in 2009 we had 41.7%. Our Peruvian international operations can be divided into three main segments: to North America, Europe and to the rest of Latin America. As of February 28, 2010, our main competitors on direct routes to North America included American Airlines, Continental Airlines, Delta Airlines and Spirit Airlines. TACA and COPA also participate in the Peru-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Iberia, Air Comet and Air France-KLM. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolíneas Argentinas, TACA Peru, Spirit, Avianca and GOL.

The Ecuadorian international market decreased 6.4% to approximately 2.6 million passengers between 2008 and 2009. According to travel agency statistics (“BSP”) and our estimates, we had a 29.0% market share of the Ecuadorian international market in 2009 compared to 26.5% in 2008. Our Ecuadorian international operations can be divided into three main segments: to North America, to Europe and to the rest of Latin America. As of February 28, 2010, on direct routes to North America, our main competitors were American Airlines, Continental Airlines, Delta Airlines and Aerolíneas Galápagos S.A. (“Aerogal”). TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Based on our internal estimates, the Argentinean international market decreased 2.2% to approximately 7.7 million passengers between 2008 and 2009. Our estimated market share of the Argentinean international market was 17.3% in 2009 compared to 16.4% in 2008. Our Argentinean international operation consists of operations between Buenos Aires and Miami, the Dominican Republic, Sao Paulo, Lima, Bogotá and Santiago. As of February 28, 2010, on the Miami route, our main competitors were American Airlines and Aerolíneas Argentinas. TAM, TACA and COPA also participate in the Argentina-North American markets with stopovers in their respective hubs. On the Dominican Republic route, our main competitors were COPA and Aerolíneas Argentinas. On the Sao Paulo route, our main competitors were TAM, GOL and Aerolíneas Argentinas. On the Lima route, our main competitor was TACA. On the Bogotá route, our main competitor was Avianca. On the Santiago route, our main competitors were Aerolíneas Argentinas and Air Canada.

Business Model for Domestic Operations

In 2007 we initiated an important project to redesign our domestic business operations with the goal of increasing efficiency and improving the margins of LAN’s short-haul operations, specifically with respect to our domestic operations in Chile and Peru.  The new business model was first tested in the last quarter of 2006. A key element of this project has been to significantly increase the utilization of our narrow body fleet, which we have been achieving through modified itineraries including more point-to-point and overnight flights. We removed Boeing 737-200 aircraft from our fleet in favor of the new more efficient Airbus A320-Family Aircraft. The Airbus A320-Family Aircraft fleet utilization increased to over ten block hours per day in 2009. The transition to a newer fleet allows for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

Other key elements of our new business model are the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turnaround time, and increased self-check-in service through web check-in and kiosks at airports. These initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a reduction in overhead costs. We have begun to pass on these operating efficiencies to consumers through significant fare reductions, which we expect will have a strong effect of stimulating new demand.

In 2007, we implemented all aspects of this new business model in the Chilean and Peruvian domestic markets. We launched our new short-haul business model on all domestic routes in Chile in April 2007, after a marketing campaign, which began in March 2007. We launched the new model in all domestic Peruvian routes in January 2007.

As a result of the implementation of this model, we increased the number of passengers transported in all domestic markets. Between 2006 and 2009, the number of passengers transported increased 60% (from 2.5 million to 4.2 million) in Chile, 99% (from 1.7 million to 3.4 million) in Peru and 224% (from 0.6 million to 1.9 million) in Argentina.

We plan to continue with the implementation of this business model during 2010 and we are evaluating its implementation in some regional routes, as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategies aimed at stimulating demand. Efficiency and productivity improvements are especially important in light of the current global economic crisis.

Operations within Chile

Through Lan Airlines and Lan Express we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of February 28, 2010, we flew to fifteen destinations within Chile (not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. Lan Airlines and Lan Express have integrated passenger operations, including operations under the same two-letter “designator reservation code,” and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

During 2009 we operated an average fleet of 18 Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of 19 Airbus A320-Family Aircraft in 2010. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Boeing 737-200s, which were completely phased-out as of May 2008. The new business model was launched nationwide within Chile in April 2007. As a result, demand and capacity continued expanding significantly in 2009 by 16.3% and 13.4%, respectively, leading to an increase in load factor of two percentage points, which averaged 78.5% in 2009.  We reduced sales costs by increasing direct sales from 72% in 2008 to 78% in 2009 (with 58% of our 2009 sales done through the Internet) and by reducing agency commissions from 6% to 1% in February 2007. We also increased fleet utilization, crew productivity and the average flight leg through schedule changes. Additionally, we simplified our processes, which helped to increase the self check-in rate from 76% in 2008 to 79% in 2009. Finally, we utilized the greater efficiency of the Airbus aircraft to reach operational efficiencies such as reducing the turn-around time, increasing our punctuality (which reached 91.5% in 2009) and lowering fuel consumption. As of February 28, 2010, we operated 100% of our ASKs with our Airbus A320-Family Aircraft fleet

According to JAC data, the Chilean domestic market as a whole transported approximately 5.1 million passengers in 2009 and it had an increase of 9.4% in terms of RPK. Our domestic market share in Chile was 81% for 2009 and 82% as of February 28, 2010. During 2009, our main competitors in the domestic market were Sky Airlines and Principal Airlines, which began operations in June 2009. Sky Airlines currently operates a fleet of 11 Boeing 737-200 and flies to13 destinations. Principal Airlines currently operates a fleet of three Boeing 737-200 and flies to three destinations.

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

Regarding the domestic market, Peru has a tremendous potential in comparison to other Latin American markets based on per capita travel ratios.  In 2009 the domestic market reached 3.9 million passengers and 4.4 million passengers are expected for 2010. Compared to 2008, Lan Peru’s domestic operations in Peru showed an expansion of 16.2% during 2009, due to an increase in the number of flights to existing destinations. According to data provided by the Corporación Peruana de Aeropuertos y Aviación Comercial S.A. (the Peruvian Airport and Commercial Aviation Corporation, or “CORPAC”), our domestic market share in Peru was 68% for 2007, 71% for 2008 and 80% for 2009. A total of 3,395,707 passengers traveled on Lan Peru’s domestic Peruvian routes in 2009, which represented an increase of 12.2% compared to 2008. As of March 31, 2010, competitors included Star Peru, TACA, LC Busre and Peruvian Airlines.

Lan Peru expects to increase the connections between cities in the interior of the country.  Cusco, the country’s most important tourist destination, accounts for most of Lan Peru’s domestic operations and is served by 13 (and even 18 during certain periods) flights each day. In 2010, Lan Peru expects to start nighttime flights on this route, taking advantage of the implementation of a new satellite air navigation system, known as RNP. Using the latest technology, this allows planes to land, even during adverse weather conditions, largely preventing flight cancellations.

Regarding airport services, Lan Peru has over 100 domestic daily arrivals and departures, with self-check levels growing steadily in the past years and reaching 75% (80% in domestic routes) by the end of 2009.

Lan Peru has one of the most modern fleets in Latin America, operating 16 Airbus A319 (twelve for domestic and four for regional operations).  This fleet is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high altitude airports with tail wind conditions. Regarding efficiency, a uniform fleet allows for low maintenance costs, high crew productivity and operational flexibility.

In 2009, Lan Peru received important awards including the “Preferred Business Executives Airline” award by the Lima Chamber of Commerce and the Anda and Amauta de Plata prizes for excellence in endomarketing.

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

In the domestic Argentine market, Lan Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In August 2006, by presidential decree, both the floor and ceiling of the regulated price range were increased by 20%. The decree delegated to the Transportation Secretary the authority to change prices, which up to then could only be done by presidential decree, and liberalized foreign ownership of Argentinean airlines, previously capped at 49%. In April 2008, a new presidential decree increased both the floor and ceiling of the regulated price range by 18%. In May 2008, a presidential decree further lifted the floor and the ceiling of the domestic price range by an additional 18%.  In 2009, the floor and ceiling of the domestic prices were increased by an additional 20%.

Our domestic market share in Argentina, based on our internal estimates for December 2009 amounted to 30%. Our competitors in the Argentinean market during 2009 were Aerolíneas Argentinas and its affiliate Austral Líneas Aéreas. Together, these two companies held substantially the entire remaining share of the domestic Argentine market.

Operations within Ecuador

At the end of 2008, Ecuador’s National Civil Aviation Council (“NCAC”) granted us authorization to operate domestic flights in Ecuador.  In April 2009, we started operations between Quito and Guayaquil.

As of December 2009, LAN Ecuador operated 49 flights a week between Guayaquil and Quito, one of the heaviest routes in Latin America, as well as four flights a week to Cuenca from Quito and seven from Guayaquil. In September 2010, the company also expects to incorporate flights to the Galapagos Islands.

In its first nine months of operations in the domestic passenger market, LAN Ecuador carried 367,000 people, achieving a load factor of 71.1% and as of December 2009, held a 15% market share of all domestic routes. On domestic routes within Ecuador, the company’s main competitors are Tame Línea Aérea del Ecuador (“Tame”), Aerogal and ICARO.

Agreement with Colombian Airline

On May 6, 2010, LAN announced an agreement to provide technical support and service consultancy to Colombian airline Aeroasis S.A. (“Aeroasis”) while Aeroasis completes the process of obtaining an operating permit from the Colombian civil aviation authority (Unidad Administrativa Especial de Aeronáutica Civil), within the established deadline of February 2011. This process includes the hiring of personnel and development of technical materials, as well as the selection and acquisition of equipment, all in compliance with the applicable legal and regulatory frameworks.

LAN’s firm interest is that once Aeroasis obtains its operating permit, the Colombian airline may become part of the LAN group of airline operators, through association and integration agreements, which shall, as applicable, be submitted for review to the corresponding regulatory authorities.

Aeroasis was incorporated in 2006 in the Republic of Colombia for the purpose of providing air transport for passengers, cargo and mail. Aeroasis is part of the CORSO y Cia. S.C. group.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of March 2010:

•
oneworld®. In June 2000, Lan Airlines and Lan Peru were officially incorporated into the oneworld® alliance along with Aer Lingus. oneworld® is a global marketing alliance consisting at that time of American Airlines, British Airways, Cathay Pacific Airlines, Qantas, Iberia and Finnair, which, among other benefits, offers improved service to its customers. In April 2007, JAL from Japan, Royal Jordanian from Jordan and Malev from Hungary, together with Lan Ecuador and Lan Argentina, joined the alliance, while AerLingus withdrew from the alliance. In November 2009, Mexicana joined the alliance. Together, these airlines are able to offer customers travel advantages, such as approximately 750 worldwide destinations, schedule flexibility and reciprocal frequent flyer program benefits. Additionally, oneworld® is the first alliance to deploy full interline e-ticketing between its partners.

•
American Airlines. Since 1997, Lan Airlines has had an agreement with American Airlines, which enables Lan Airlines and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on Lan Airlines flights and vice-versa. The Department of Transportation, or DOT, granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see “—Regulation—U.S. Aeronautical Regulation—Regulatory Authorizations in Connection With Strategic Alliances” below. Through this alliance, we currently offer service to thirty additional destinations in the United States and Canada. In 2005, the DOT granted antitrust immunity to a similar agreement between Lan Peru and American Airlines. This antitrust immunity allows enhanced coordination between Lan Peru and American Airlines, and both companies established in 2007 code-share operations between Peru and the U.S. with additional destinations in both countries.

•
Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2007, Lan Ecuador and Lan Peru set up code-share agreements with Iberia for routes between Ecuador, Peru and Spain; as well as four additional European destinations with Lan Peru and seven destinations with Lan Ecuador.

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

•
TAM: In 2007, Lan Airlines and Lan Peru, established regional code-share agreements with TAM Linhas Aéreas. Through this agreement, LAN offers twelve additional destinations in Brazil. LAN also code shares with Transportes Aéreos del Mercosur S.A. (“TAM Mercosur”) with respect to flights from Santiago to Asunción, Paraguay, that are operated by TAM Mercosur. These arrangements provide our passengers with reciprocal accrual and redemption of frequent flyer program rewards. In 2008, Lan Argentina established a code-share agreement with TAM from Buenos Aires to Sao Paulo and vice versa, which includes eight domestic destinations in Argentina and twelve domestic destinations in Brazil.

•
Cathay Pacific: In May 2010, Lan Airlines initiated a code-share agreement with Cathay Pacific to operate between Santiago, Chile and Hong Kong, China, through connections in Los Angeles, New York and Auckland.

•
Other alliances and partnerships: Since 2005, we have had a code-share agreement with Korean Air. Under this agreement we place our code on Korean Air flights between Los Angeles and Seoul, while Korean Air places its code on our flights from Los Angeles to Santiago. In 2004, LAN and Mexicana signed a frequent flyer program that allows for reciprocal accrual and allowance of frequent flyer benefits. Since 1999, Lan Airlines has been in an alliance with Alaska Airlines, which permits us to provide customers with service between Chile and three destinations in the west coast of the U.S. and Canada. Reciprocal accrual and redemption of frequent flyer program rewards is also available for LAN customers flying on Alaska Airlines flights and vice versa.

Passenger Marketing and Sales

Even though we market our services under the common “LAN” brand, we differentiate our marketing strategies between our long-haul and short-haul services.

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Madrid and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. As such, in 2006 we launched a retrofit program for all of our Boeing B767-300 and Airbus A340-300 passenger aircraft, which merges our Business and First Classes into a Premium Business Class featuring full-flat seats, new entertainment units for both Premium Business and Economy cabins, together with a new on-board service. In 2008, LAN received awards for “Best Business Class in Latin America” from Business Traveler and América Economía, confirming the positioning achieved by the Company.  Our aim is to give our long-haul passengers a sense of a “shorter” and more pleasant flight. For our Business passengers, our cabin features and on-board service aimed at providing the passenger with more time to rest, and for our Economy Class passengers, our upgraded entertainment units aim to make the flight a more enjoyable one. The retrofit program for our Boeing 767-300 for the new configuration was completed in December 2008, and for our Airbus A340-300 fleet, the program was completed in May 2009, merging the Business and First Classes cabins into a Premium Business Class. We invested US$126million in this retrofit program for all our long haul passenger aircraft.

Our long-haul fleet plan includes the incorporation of the new Boeing 787 as from the first semester of 2011. LAN will be the first airline in the Western Hemisphere, and the fifth in the world, to receive this model whose latest-generation technology and cabin innovations represent a revolution in the airline industry. Passengers will experience the 787’s advantages in the form of higher cabin humidity and increased comfort. These acquisitions will allow us to reach new destinations and boost LAN’s existing services while also continuing to increase the efficiency of our operations.

Our short-haul operations are designed to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations. As such, these routes now feature modern planes, most with all-leather seats, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web check-in and airport self-check-in. We completed the phase-out of our Boeing B737-200 fleet in 2008 and replaced it with modern Airbus Family Aircraft such as A320, A319 and A318.

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

As mentioned above, we have been implementing a new business model in all our domestic operations (Argentina, Chile, Peru and Ecuador) that seeks to make air travel accessible to more people through low fares supported by a low-cost operation based on the efficient use of our resources. During 2009 and the first quarter of 2010, LAN received several awards solidifying the Company’s market position. These awards included Best Airline Based in Central/South America & Caribbean (Official Airline Guide) and Best Airline in South America (Skytrax).

Branding

In March 2004, we launched our new “LAN” brand to bring together, under one strong international name, all our local brands such as “LAN Chile,” “LAN Peru” and “LAN Ecuador.” We developed our new brand and corporate image after an extensive process supported by a leading global branding agency.

Our corporate image is based on two core concepts: reliability and warmth, which support our promise of the best travel experience to, from and within South America.

During 2005 and 2006, we focused on advancing the transition to our new brand image. This included the gradual repainting of our fleet, which was completed in the second quarter of 2006. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by Airline Business magazine’s recognition of us in 2004 with its “Airline Strategy Award, Marketing.”

Using a single brand enabled our customers to better understand the common service and operating standards among our airlines, and our new image improved our visibility, which enhanced flexibility and increased the efficiency of our marketing efforts.  It also provided a platform for the strategic use in mature markets of the following three powerful sub-brands, all related to the LAN root:

•	the www.lan.com website for the convenience of our web booking engine and services platform;

•	LANPASS for our frequent flyer program; and

•
LANTOURS, a sub-brand that we use for the sale of travel packages, hotels and other ancillary products, as well as to promote tourism activities to and from the regions in which we operate.  LANTOURS took hold first in Chile and was gradually introduced into other key markets.

Our regular brand tracking and marketing effectiveness measurements show outstanding results in brand consistency and recognition, improving year after year, with marketing investments managed at healthily stable rates. As the corporate values behind our umbrella brand encompass attributes applicable to both operations, long haul and short haul, a single brand strategy has resulted in significant savings, as we only have to promote one master brand, thereby increasing the efficiency of our marketing efforts.

Distribution Channels

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales that accounted for approximately 48% of passengers during 2009. We paid these travel agents standard commissions ranging from 0% to 9% depending on the market. Consistent with our efforts to reduce commission costs, and in line with current market practices, in recent years we have reduced standard commissions in several markets. However, we are now charging a fee to customers for sales done through our own ticket offices or call centers in most countries, leaving the Internet as the only free-of-charge distribution channel.

Travel agents obtain airline travel information and issue airline tickets through Global Distribution Systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. We participate actively in all major international GDSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. As part of its continued commitment to its passengers, in late 2009, LAN signed a series of agreements with Sabre, one of the major suppliers of IT solutions in the global airline industry. Through these agreements, Sabre will provide the Company with the most advanced technology in reservation and distribution systems, optimization of routes and operational planning. The process of implementing the new system platforms comprises a period of adjustment and migration that will last between two and three years until its full implementation. These agreements represent a major step in terms of innovation by implementing the industry’s most advanced technology to streamline business and operational processes involved in the service the Company provides to its customers. These agreements will serve to provide itineraries that best fit the needs of passengers and simpler, agile and efficient attention in airports and in the sales and distribution channels, improving LAN’s services in each of the stages of the travel experience.

Direct channels refer to sales by our own ticket offices, contact-centers and website. In 2008, direct bookings accounted for approximately 52% of all of our passengers.

We have an extensive sales and marketing network in over thirty countries consisting of more than 150 domestic and international points-of-sale owned by us and approximately 20 general sales agents.

Our contact-centers support the growth of our operations constituting a sales and a multi-service channel. During 2009, we continued to grow and develop new services to match the increasing expectations of our clients and the growth of our direct sales channels, in particular the www.lan.com website. Our main contact-center located in Santiago accounts for 700 agents (of which 300 are home-based) and 130 agents in Lima. We complement our contact-center’s operations with third-party service providers that add approximately 300 agents who are located in Santiago, Lima and Buenos Aires. In total, all the centers handle more than 22,000 calls/contacts per day, which mainly originate from the regions where we fly (South America, North America, Europe and Australasia) and cover four languages (Spanish, English, Portuguese and German). We have continually upgraded our systems by incorporating technological advances to enhance efficiency and customer service.

Our website, www.lan.com, is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, by 89% in 2008 compared to 2007, and 26% in 2009 compared to 2008, which amounted to US$535.8 million in 2009. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communications. We send weekly promotional e-mails to more than 2.1 million subscribers. Members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. We have an active online marketing program which brings visitors to the website from search engines and travel-related websites.

During 2009 we improved several services on the website. We introduced the flexible award redemption service, which enables LANPASS members to obtain flights with their kilometers at any time of year. We also updated our Flight Information System to ensure accurate, real time information.  In addition, we continued to promote our web-based check-in service for domestic and international flights. This system allows those passengers who are not checking-in bags, to go directly to the gate, and the remaining checked-in passengers, to leave their bags at a special bag drop counter and proceed to the gate. In addition to web-based check-in, we have self-check kiosks in 11 airports in Chile, six airports in Peru and two airports in Argentina. As of March 31, 2010, the kiosk and web check-in utilization rate increased to 78% for domestic routes in Chile, 79% for domestic routes in Peru and 52% for domestic routes in Argentina.

During the last two years, 75% of the LAN Pass awards have been redeemed online, because it is easier for our customers to find available seats and no service fees are charged.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their use. E-tickets are a key element of our sales efforts through the Internet and our call centers and they also produce important simplifications in our back-office, enabling us to significantly reduce distribution costs. Since 2008, the Company has reached a 100% penetration of e-ticketing on all LAN routes.

Although in mid-2005 we completed the implementation of this feature with all of our oneworld® partners, in 2008 there were still some exceptions for interline e-ticketing.  Most of these exceptions were solved during 2009 and the remaining are expected to be resolved during 2010.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. Our advertising and promotional activities include the use of television, print, outdoors and radio advertisements as well as direct and online marketing. The utilization of a single brand among our airlines has enabled us to launch regional campaigns focused on highlighting key attributes such as network reliability and warmth.

During 2009, our regional and domestic campaigns where focused on stimulating demand due to the complex situation caused by the deceleration of the international economy. Similarly, we carried out two regional campaigns.

The first one was a new version of the traditional low season campaign targeted to our domestic markets, which was called “Campaña Temporada Irresistible” (Irresistible Season Campaign). The target of this marketing campaign was to stimulate demand in off-peak months by for the first time offering, “two tickets for one” on international routes.

The second campaign was aimed at stimulating traffic demand in our Premium Business cabin by joint-venturing with third parties like the El Mercurio newspaper and Santander Bank, which offered exclusive promotions for their customers to fly in Premium Business at lowered fares. The target of this campaign was to stimulate the corporate segment passengers, who usually fly in the Premium Business cabin for business purposes, but do not do so for vacations. The results of these initiatives where better than expected.

The Irresistible Season campaign was also implemented in some of the domestic markets of the countries in which LAN operates. This campaign combined attractive prices for flights and tourist packages on domestic routes within those countries. In Chile, the campaign focused on domestic routes was carried out under the slogan  “Chile por pocas lucas” (Chile on a few thousand pesos), in Peru under “Precios Irresistibles XX” (Irresistible Prices XX) and in Argentina under “Temporada Irresistible” (Irresistible Season).

In addition, on a country-specific level, we carried out a second campaign in Chile to commemorate the second anniversary of the new model for domestic operations in this country, launched in April 2007. The Company launched a one-day offer under the slogan “Todo Chile por 35 lucas” (All Chile for 35,000 pesos) during which over 20,000 tickets were sold through the Company’s different sales channels. The campaign was supported by intense marketing efforts involving television, radio and print.

In Peru, we carried out a campaign to commemorate the tenth anniversary of LAN Peru’s domestic operation in that country. The campaign focused on attributes such as quality of service, travel experience and brand image. In addition, we implemented a specific campaign in Argentina to increase brand awareness and focus on reliability, quality of service and punctuality.

In April 2009, LAN Ecuador launched its domestic operations, which constituted a turning point in Ecuador’s domestic market by broadening access to air travel, as a result of lower prices and LAN Ecuador’s world-class service. We carried out a campaign to promote this new operation, which focused on the Company’s low-cost model, as well as its commitment to the country of Ecuador by helping to improve connectivity within the country as well as by promoting tourism and the country’s economic development.

Furthermore, two global campaigns were carried out in all the countries in which LAN operates.

The first campaign commemorated the 80th anniversary of the Company, where some aircraft of the Company’s fleet where painted with the anniversary logo. The campaign focused on highlighting LAN’s position as one of Latin America’s leading airlines in the transport of passengers and cargo, its world-class service offered through one of the industry’s most modern fleet and the advantages that its broad network of destinations offers in terms of connectivity, making it the preferred airline for its clients in most of the markets in which it operates.

The second campaign promoted the tenth anniversary of the oneworld® alliance. As part of the celebration of its tenth anniversary in 2009, its members painted some of their aircraft with its logo and launched a series of special offers as a sign of their renewed commitment to the alliance and in addition, made a number of improvements to their online services in an effort to facilitate bookings of flights with all its member airlines.

Finally, in 2009, the Company implemented a series of measures to increase the value of its LANPASS frequent flyer program, which has 3.4 million members across the different countries in which it operates. In one of the most important initiatives, it launched the Canje Flexible (Flexible Exchange) system under which LANPASS holders have access to a larger number of seats and, depending on the number of miles they are willing to exchange, can choose the date at which they wish to fly during any season of the year. Launched in the second half of 2009, this new system was well received, with the number of miles exchanged between October and December increasing more than 40% as compared to the same period of the previous year.

LAN has built a comprehensive database that includes valuable information such as flying preferences, demographic and other relevant customer information, which is used for passenger revenue management (including targeted promotions to different customer segments), thereby reducing dilution and maximizing response rates. This type of information is also a source for customer metrics and monitoring and provides significant management information.  During the past years, the skills involved in profitably exploiting these resources were strengthened with the incorporation of key teams to act locally in Peru, Argentina and the United States, in close collaboration with the head office.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. The objective of LANPASS is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. Worldwide, LANPASS has approximately 3.4 million members.

Customers earn kilometers in their LANPASS accounts based on distance flown and class of ticket purchased. Based on an award schedule, customers can redeem kilometers for free tickets, upgrades or other products. Under our current frequent flyer program, our passengers are grouped into one standard level and three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in.

During 2009, one of aims of the program was to increase the amount of awards redeemed by its members. In the second semester of 2009, LANPASS launched its new redemption system called “Flexible Awards” resulting in an increase of more than 40% in kilometers redeemed. In 2009, we also took measures to strengthen the LANPASS program in other countries of the region. These measures included the launch of the Pichincha Bank Supermaxi-VISA LANPASS credit card in Ecuador and the Helm Bank MasterCard LANPASS card in Colombia as well as co-branding campaigns in Argentina, Peru, Uruguay and Chile.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador and Argentina, which give additional kilometers to customers for using their services. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements with other carriers, such as Alaska Airlines, Aeromexico, Mexicana and TAM, which allow us to benefit from the loyalty of their customers, as they can accrue miles under their frequent flyer program when traveling on LAN’s flights.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase the penetration of the program outside Chile. In 2009, membership in LANPASS grew 36% in Peru, 27% in Ecuador and 42% in Argentina.

Cargo Operations

General

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended December 31,
	2009	2008
The Company
ATKs (millions)
International	3,609.3	3,941.9
Domestic(1)	225.7	138.4
Total	3,834.9	4,080.3
RTKs (millions)
International	2,580.9	2,880.4
Domestic(1)	42.4	26.3
Total	2,623.3	2,906.7
Weight of cargo carried (thousands of tons)
International	610.3	641.1
Domestic(1)	38.9	20.3
Total	649.2	661.4
Total cargo yield (cargo revenues/RTKs, in US cents)	34.1	45.4
Total cargo load factor (%)	68.4%	71.2%

(1)	Domestic cargo operations refer to cargo transported within Chile.

Our cargo business generated revenues of US$1,319.4 million in 2008 and US$895.6 million in 2009. This represented 30.8% and 34.5% of our operating revenues, respectively. Cargo revenues declined 32.1% between 2008 and 2009 primarily due to the global economic crisis that affected the industry and the decline in salmon exports from Chile due to the ISA virus. Our international cargo routes to, from and within Latin America accounted for around 94.0% of total cargo revenues for 2009.

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it consists of 93 destinations (70 are operated by passenger and/or freighter aircraft and approximately 23 operated only by freighter aircraft). We complement our own operations through coordination with our regional affiliates, MasAir in Mexico and ABSA in Brazil, which began its domestic operations in the Brazilian market in March 2009. In addition, we launched a new cargo subsidiary in Colombia, which began operations in March 2009. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

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

In Latin America, the principal origins of our cargo are Chile, Colombia, Ecuador, Peru, Argentina and Brazil, which represent a large part of our northbound traffic. And for our southbound flights, Brazil is the main import market.

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

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. As such, during 2003 we allocated additional capacity to northbound routes and adjusted fares on northbound routes in response to excess demand. During 2004 we gradually adjusted our operations to leverage a more balanced demand environment by performing an increased number of direct roundtrips between key export and import markets. However, weakness in exports since 2005 has driven us to support the northbound segment of certain routes with stopovers in additional export markets, to reduce northbound fares to stimulate demand and to raise southbound fares.

The flexibility that this business model allows based on adaptation to changes in market trends was key for LAN’s operations in 2009 when the business was affected by the contraction of import and export markets in response to the global economic crisis. In addition LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus.

Our international cargo traffic declined 9.7% between 2008 and 2009, from 2,906.7 million cargo revenue ton kilometers in 2008 to 2,623.3 million cargo revenue ton kilometers in 2009. This decline was in line with the 10.1% contraction experienced by cargo traffic of the international airline industry. International cargo traffic accounted for approximately 94.0% of our total cargo revenues during 2008 and 2009. The company reduced its capacity by approximately 6.0%, resulting in a 2.8 -point drop in its load factor to 68.4% in December 2009. The reduction in capacity was mainly driven by a decrease in wet leases to approximately 4.0% of our cargo capacity, as well as by lower utilization of the freighter fleet. LAN Cargo transported 649,197 tons of freight in 2009, down by 1.8%since 2008.

In 2009, LAN’s cargo revenues fell by 32.1% to US$895.6 million, representing 24.5% of the Company’s total annual revenues. The decline in revenues also reflected the 24.8% decline in cargo yields. Approximately half of this decline is explained by the reduction of the fuel surcharge, which fell in line with the decline in fuel prices during 2009.

A sharp contraction of LAN’s traditional markets - imports into the region and exports from the region - was partially offset by the implementation of a series of measures that demonstrate the flexibility permitted by its business model. These included primarily an adjustment of its capacity through a reduction in the number of planes rented under Aircraft, Crew, Maintenance & Insurance (“ACMI”) agreements and optimization of its own cargo fleet of nine Boeing 767F. This process was also reinforced by our receipt in midyear of two new Boeing 777-200F, the most modern and efficient cargo aircraft of their type in the world, with a capacity of 104tons of freight and a range of 9,045 kilometers when carrying their maximum weight. This significant investment will allow LAN to consolidate its regional competitiveness by positioning it as the first airline in the region, and only the second internationally, to use these latest-generation cargo planes.

The Company also achieved a significant regional expansion in 2009. In March, LAN Cargo launched LANCO, a subsidiary in Colombia, which began operations after successfully obtaining the necessary operational and technical certification. It launched its services with two latest-generation Boeing 767-300Fs, with a capacity for 54 tons of freight, connecting the cities of Bogotá and Medellín with Miami. It is important to note that Colombia is Latin America’s largest market for exports by air to the United States reaching an estimated 200,000 tons annually.

In addition, in March 2009, the Company’s cargo subsidiary in Brazil, ABSA, began operations in that country’s domestic market, with one flight daily, from Monday through Friday, between the cities of Sao Paulo and Manaos. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tons.  This route accounts for a large part of Brazil’s airfreight traffic. Sao Paulo is the country’s fourth largest city in terms of GDP, with a large number of companies, principally part of the electronics sector, in its industrial pole. The special tax incentives offered by the Amazon capital of Manaos as part of efforts to promote the area’s development, make it an attractive alternative for exporter and importer clients. In the future, the Company also plans to open a route between each of Sao Paulo, Fortaleza and Recife.

During the last five years, we also improved our competitive position as key operators reduced their operations, and competitors such as UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but despite this increase in competition, we have been able to maintain solid market shares in large part because of the efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, Transportes Aéreos Mercantiles Panamericanos S.A., or TAMPA, Arrow, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France-KLM.

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

Cargo-Related Investigations

In February 2006 the European Commission (“EC”), in conjunction with the Department of Justice of the United States (“DOJ”), initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo, LAN’s cargo subsidiary) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified Lan Cargo and LAN of the initiation of proceedings against twenty-five cargo airlines, among them Lan Cargo, for allegations of anti-competitive behavior in the airfreight business.

Lan Cargo is a participant of an EC leniency program, which may allow the Company to obtain considerable reductions on penalties that may be levied by the EC. There are many factors that prevent us from determining the final amount of such penalties, but according to pour external counsel in Brussels, Belgium and the directives of the EC on this matter, and considering the inherent uncertainty of the outcome, LAN recorded during the fourth quarter of 2007 and maintains as of December 31, 2009 a provision for an amount of US$25 million. The EC’s decision may penalize Lan Cargo and its parent company LAN.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States and four in Canada. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009.  As of December 31, 2009, the pending amount to be paid during the next four years is approximately US$90 million and has been recorded within “Other Accounts Payable.” It is not possible at this time to anticipate with any precision the outcome of the four civil actions that were filed in Canada against Lan Cargo, among other airlines.

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (the Brazilian Antitrust Authority) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy process.

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

Fleet

General

As of February 28, 2010, we operated a fleet of 96 jet aircraft, comprised of 86 passenger aircraft and 11 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of lease
	Total	Owned(1)	Operating lease	remaining (years)	Average age (years)
Passenger aircraft
Airbus A318-100	15	15	-	-	2.0
Airbus A319-100	20	20	-	6.3	3.6
Airbus A320-200	18	16	2	3.3	7.0
Boeing 767-300 ER	27	17	10	3.7	7.4
Airbus A340-300	5	4	1	3.1	9.7
Total passenger aircraft	85	72	13	3.9	5.6
Cargo aircraft
Boeing 767-300 Freighter	9	8	1	3.7	7.7
Boeing 777-200 Freighter	2	-	2	7.2	0.8
Total cargo aircraft	11	8	3	6.0	6.4
Total fleet(2)	96	80	16	4.1	5.7

(1)	Aircraft included within property, plant and equipment
(2)	Does not include one Boeing 767-200 passenger aircraft leased to Aeromexico, and two Boeing 737-200 passenger aircraft leased to Sky Airline.

LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 during 2011.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2009	2008	2007
	(measured in hours)
Passenger aircraft
Airbus A340-300	14.5	14.6	14.7
Boeing 767-300 ER	13.2	13.6	14.2
Airbus A320-Family Aircraft	10.3	10.4	10.6

Cargo aircraft
Boeing 767-300 Freighter	14.9	16.7	16.5
Boeing 777-200 Freighter	11.3	-	-

We operate different aircraft types as we perform various different missions ranging from short-haul domestic trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

•
For short-haul domestic and regional flights we operate Airbus A320-Family aircraft. In the first half of 2008 we phased out the entire Boeing B737-200 fleet. The A320-Family Aircraft that we currently operate have been acquired pursuant to a 1999 purchase agreement with Airbus subsequently amended in 2005, 2008 and 2009, and also incorporated pursuant to operating leases. As a consequence of the amended purchase agreement, as of February 28, 2010, we had outstanding orders for 16 Airbus A319 and 29 Airbus A320 aircraft for delivery between 2010 and 2016. Our purchase contracts with Airbus provide for some flexibility with regard to future changes in aircraft types and delivery dates. We believe that our fleet of A320-Family Aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

•
For long-haul passenger and cargo flights we operate Boeing 767-300 passenger aircraft and Boeing 767-300 Freighters, respectively. We believe that these aircraft’s size and range provide an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The aircraft that we currently operate have been incorporated into our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. Between 2004 and 2006 we placed additional orders for eighteen Boeing 767-300 Passenger and Freighter aircraft for delivery between 2005 and 2009. The first two aircraft, both freighters, were delivered during the second half of 2005. In 2006 and 2007, we received seven passenger aircraft featuring a new upgraded two-class configuration, and one additional dedicated freighter. Five Boeing 767-300 Passenger aircraft were delivered during 2008 and of the remaining three aircraft, two were delivered in 2009 and one in February 2010. Our contract with Boeing provides for certain flexibility with respect to the aircraft types to be received. In 2008, we placed an additional order for four Boeing B767 Passenger Aircraft, which will be delivered in 2012. During 2009, the delivery of these four aircraft was rescheduled and an additional order was placed for two Boeing 767 passenger aircraft. Three aircraft are scheduled to be delivered in 2011 and three in 2012.

•
We operate five Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration, these aircraft are well suited to perform trans-Atlantic and trans-Pacific missions out of Santiago.

•	For our cargo operations, we operate nine Boeing 767 Freighter and during 2009 we received two leased Boeing 777 Freighter.

For more information, see “Additional Information—Material Contracts” under Item 10.

During the first quarter of 2009, we initiated the process of incorporation of winglets, advanced technology devices, in all our Passenger and Freighter Boeing 767-300 aircraft. Winglets are placed on the wings of an aircraft causing a more efficient use of fuel. The reduction in usage equals approximately 450,000 gallons of fuel per year, which translates to an approximate 5% decrease in fuel consumption. The investment in this project amounts to approximately US$70 million. As of February 28, 2010, 24 aircraft have been modified. We expect to complete the implementation of this project in the third quarter of 2010.

Historically, we have also utilized between one and six cargo aircraft pursuant to short-term ACMI leases. These contracts enable us to adjust capacity on a short- to medium-term basis in order to manage the volatility of the demand for cargo services and increase access to certain cargo destinations resulting from increased capacity and access to destinations outside the Lan Cargo network. As of February 28, 2010, we were utilizing one Boeing 747 Freighter and one Boeing 767-200 Freighter under ACMI leases. Our current ACMI contracts are structured for periods of less than twelve months.

Fleet Leasing and Financing Arrangements

Our financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases.

In 2000, to finance Airbus aircraft, LAN entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which the Company borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financing). This umbrella facility was guaranteed by the English, French and German Export Credit Agencies. The repayment profile for each aircraft financed under the facility was for a period of up to eighteen years. Under this financing package LAN incorporated Airbus aircraft into its fleet through operating leases, financial leases and tax leases. Even though this facility covered the aircraft scheduled to be delivered under our 1998/9 Airbus purchase agreements through December 31, 2006, the Company decided to fund the 2006 deliveries with a new facility negotiated in 2006. This new facility financed the acquisition of

•	eight Airbus A319 delivered in 2006;

•	five A318 and two A320 delivered in 2007;

•	ten A318, two A319 and two A320 delivered in 2008; and

•	three A319 delivered in the first quarter of 2009.

This new US$920 million facility is similar to the previous one as there are separate loans drawn in connection with the specific financing requirements of each Airbus aircraft and is also based on support guarantees from the European Export Credit Agencies. Under this financing package LAN incorporated into its fleet Airbus aircraft through financial leases. The facility covered 85% of the purchase price of each aircraft plus the associated export credit agencies premium. The remaining 15% was funded directly by the Company. There is no remaining drawdown availability under this facility.

Between 2004 and 2006, LAN ordered fifteen Boeing 767-300 Passenger aircraft and Freighters for delivery between 2005 and 2008. In 2004 the Company structured a new syndicated facility for US$260 million to finance the entire cost of the two Boeing 767-300 Freighters delivered in 2005 and the first Boeing 767-300 Passenger aircraft delivered in 2006. In 2005, LAN finalized the syndicated facility to fund the purchase of four Boeing 767-300 Passenger and Freighter aircraft for delivery in 2006. Between 2005 and 2006, LAN also finalized two additional syndicated facilities to fund the purchase of the remaining eight Boeing 767-300 Passenger aircraft. Three of these aircraft were delivered in 2007, and five were delivered in 2008. Each loan with respect to these aircraft is guaranteed by the Export-Import Bank of the United States (“Ex-Im Bank”) with a twelve-year profile for the financing of 85% of the aircraft value.

On June 12, 2005, LAN finished the payments with respect to a Boeing 767-200 aircraft that was held under a capital lease. This aircraft has been subleased to a third party at market rate until June 2010.

In 2006, LAN also ordered three additional Boeing 767-300 passenger aircraft for delivery between 2009 and 2010. The first aircraft, which was delivered in November 2009, was financed through the issuance of an Ex-Im-Bank guaranteed bond and through LAN’s own funds (85% and 15%, respectively). The remaining two aircraft were financed through a new Ex-Im Bank guaranteed facility and through LAN’s own funds (85% and 15%, respectively).

In April 2007, we entered into two lease agreements with GE Commercial Aviation Services for the lease of two Boeing 777-200LR Freighters, for delivery in 2009. In October 2007, we signed a purchase agreement with the Boeing Company for two additional Boeing 777-200LR Freighters to be delivered in 2011 and 2012.  In March 2010, LAN and the Boeing Company agreed to switch the first Boeing 777-200LR Freighter for two Boeing 767-300 Passenger aircraft to be delivered in 2011.

In the second half of 2007, the Company decided to acquire thirty-two new Boeing 787 Dreamliner aircraft with deliveries initially scheduled between 2011 and 2016. The Company entered into a purchase agreement with the Boeing Company for 26 of these aircraft and entered into leasing agreement with the International Lease Finance Corporation for the remaining six aircraft.

In November 2008, the Company entered into a purchase agreement for four additional Boeing 767-300 Passenger aircraft to be delivered in 2012. In March 2010, LAN decided to replace three of these passenger aircraft for three Boeing 767-300 Freighter to be delivered between 2013 and 2014. The fourth aircraft was rescheduled to be delivered in 2011.

During 2008, LAN decided to exercise 15 options to acquire A320-Family Aircraft. Six of these aircraft are scheduled to be delivered in 2010 and the remaining nine during 2011. In March 2010 LAN entered into a credit facility to finance the entire pre-delivery payments attached to these 15 aircraft. In April 2010, LAN entered into an agreement to finance the purchase of these 15 aircraft partially guaranteed by the European Credit Agencies and partially through its own funds (85% and 15%, respectively).

In December 2009, LAN entered into a purchase agreement with Airbus for 30 aircraft of the A320 family to be delivered between 2011 and 2016.

As of May 10, 2009, and as a result of different aircraft purchase agreements entered into with Airbus, 45 Airbus passenger aircraft of the A320 family are expected to be delivered between 2010 and 2014. Regarding our Boeing fleet, three Boeing 767-300 Passenger aircraft are expected to be delivered in 2011, 26 Boeing 787-8/9 passenger aircraft are expected to be delivered between 2011 and 2018, one Boeing 777-Freighter is expected to be delivered in 2012 and three Boeing 767-300 Freighter are expected to be delivered between 2013 and 2014.

As of March 2010, we held 16 aircraft under operating leases compared to 32 as of the March 31, 2009. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

As of December 31, 2009, aggregate future minimum lease payments required under our aircraft operating leases were US$444 million. Our operating leases have terms ranging from three months to twelve years from the date of delivery of the aircraft. For more information, see Note 2.20 to our audited consolidated financial statements.

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

Our facilities at Comodoro Arturo Merino Benítez International Airport in Santiago, Chile are among the most extensive in Latin America and have been certified according to IOSA standards and as a FAA approved repair station. Our hangars and components shops at our Santiago repair station can service the Boeing 767, Boeing 777, Airbus 340 and Airbus 320 Family Aircraft fleet.

In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment, and blended winglets in the Boeing 767 fleet.

Our engineering and maintenance division is supervised by the DGAC and subjected to several recurrent external audits from civil aviation authorities and international entities such as the FAA, the Argentine Dirección Nacional de Aeronavegabilidad (the National Directorate of Airworthiness or “DNA”), the Brazilian Agencia Nacional de Aviacao Civil (the Brazilian National Civil Aviation Agency or “BANAC”), the International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), in order to strictly comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals.

We also rely on third parties for certain maintenance support for our aircraft and engines. Lufthansa Technik provides our Airbus A320-Family Aircraft and A340 Aircraft component support on a power-by-the-hour basis under a long-term contract, which runs until 2019. International Aero Engines provides the A320 and A319 engine support on a power-by-the-hour contract, which runs for twelve years once each engine is received. Pratt and Whitney provides the A318 engine support on a power-by-the-hour basis contract, which runs for ten years once an engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which also runs for twelve years once an engine is received. General Electric, which services have been contracted until 2014, provides the maintenance of most of our Boeing 767 engines. Third parties also provide certain additional engine maintenance services. Air France-KLM, which services have been contracted until 2015, provides the maintenance of our Boeing 777 engines and components and to our Boeing 767-300 components.

We occasionally perform certain maintenance services for other airlines. Our aircraft maintenance personnel participate in extensive training programs at the jointly operated Lufthansa LAN Technical Training S.A., located in Santiago, Chile.

In 2009, LAN implemented the management system known as LEAN in an effort to increase efficiency, specifically in its operational areas. The adoption of this system constituted a redesigning of processes that permits solving problems that may occur during aircraft maintenance. The foregoing renders the daily tasks and processes carried out within the Company more efficient. Internationally, the LEAN system has been defined as a methodology for achieving excellence and continuous improvement. It seeks to eliminate activities that do not add value to processes, increasing the value of each activity and suppressing those that are superfluous, thereby allowing companies to reduce costs, improve processes and increase customer satisfaction.

Due to the implementation of LEAN, during 2009 we achieved a 37% reduction in the time an aircraft remains in the hangar and a 37% reduction in the man-hours used in the process. Furthermore, we were able to reduce the period for the installation of winglets from 58 to 18 days, positioning us as the company with the best indicators for this process. The benefits of the implementation of LEAN also included a reduction of approximately 50% in the time that planes are on the ground, a reduction of approximately 80% in errors and a gain of approximately 60% in productivity. In addition, by establishing clear roles, challenges and achievements, the implementation of LEAN has had an important benefit in terms of employee motivation.

Safety and Security Corporate Direction

The Safety and Security Corporate Direction (“SSCD”) is an internal division in charge of the management of safety and security matters related to flight operations, operative and administrative buildings, organization and coordination of emergency response matters, safety and security audits and safety and occupational health.

The SSCD reports directly to LAN’s Chief Executive Officer (“CEO”), which reflects the firm commitment that the Company’s senior management has with its employees. The SSCD is comprised of three independent reporting management areas: safety management, security management and emergency response management.

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

•	Maintenance Safety Management: The Maintenance Safety Area oversees and audits our maintenance safety measures and investigates maintenance-related incidents.

•	Flight Data Monitoring Management: The Flight Data Monitoring Area is responsible for the maintenance and administration of the recorded flight data and safety-related databases and software.

•	Corporate Quality Management: The Corporate Quality Management Area is responsible for the administration of Internal Evaluation Program conducting organization-wide audits in all operational areas.

The main safety programs, elements and procedures include:

•
Flight Operations Quality Assurance (“FOQA”). Since the end of 2002, LAN has been implementing a Flight Data Monitoring (“FDM”) program using mainly two different analysis programs. The FDM program is fully developed for the A320-Family Aircraft, A340 and Boeing B767 fleets and is in process of implementation for the Boeing B777 fleet. The statistical information obtained has produced standard operational procedure changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

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

•
Line Operation Safety Audit (“LOSA”). LOSA is a program designed to survey and analyze the safety components of our equipment and operations. LOSA observations have been conducted on the A-340, A-320 and Boeing B767 fleets. In 2007, a second LOSA observation has been applied to the A-340 fleet, which has given important information of the effectiveness of the corrective actions recommended by the first observation conducted in 2004.

•
Human Factors Program. This program is based on a manual developed by LAN that includes all interconnectivities between flight operations and human factors. The program includes a Fatigue Risk Management Program that is being implemented since 2008..  The program also includes Crew Resource Management and Flight Crews Training and study of incidents using the Threat and Error Management (“TEM”) model.

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

All of our Boeing 767, A320, A340 and Boeing 777 fleets are equipped with an enhanced ground proximity warning system, a traffic collision avoidance system, a wind shear detection system and reduced vertical separation minimum capabilities.

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

The corporate security organization has five main areas:

•	Domestic Security Operations: that report to a former police officer with more than 17 years of experience in civil aviation.

•	International Security Operations: that report to a former police officer, with more than 19 years of experience in civil aviation.

•	North America, Caribbean and Europe Security Operations: that report to a security specialist, with more than 15 years of experience in civil aviation.

•	Argentinean Security Operations: that report to a security specialist, with more than 20 years of experience in civil aviation.

•	Peruvian Security Operations: that report to a security specialist, with more than 19 years of experience in civil aviation.

Each of the five areas is subdivided in internal investigations, fraud, training, cargo security, security of facilities and quality control.

Since 2002, the Company’s Corporate Security Manual unified international and domestic security procedures:

•	Manual de Gestión de Seguridad (Manual of Security Management). The basis for local security procedures.

•
Airport Security Plan or Airport Security Program. Approved by the DGAC for each country in which we have operations. It includes procedures to prevent unlawful conducts and procedures for a bomb threat or hijacking drill.

•	Corporate Security Training Program. It includes the contents and definitions regarding security training for all areas involved in acceptance of aircraft, baggage, cargo and passengers.

•	Airport Security Inspection Program. It has the contents and definitions regarding airport inspections and identification of security issues and corrective action plans for non-compliance.

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

•
Family Assistance Team (“FAT”). We have an in-house family assistance program that we deploy for family assistance. We have about 1,470 active volunteers for family assistance, distributed in Santiago (1,000 volunteers), Miami (120 volunteers), Lima (120 volunteers), Ecuador (110 volunteers), and Buenos Aires (120 volunteers). Our FAT is complemented with service providers.

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

Safety and Security Audit Department

The Safety and Security Audit Department reports directly to the Corporate Director. This department has the mission to advise senior management on issues relating to planning and control, design, documentation, implementation, maintenance and improvement of the SMS of LAN and its subsidiaries.

Functions and Responsibilities:

•	Advise to senior management regarding the fulfillment of IOSA and ISAGO standards.

•	Report to senior management the status of the SMS and Corporate Quality Management Area.

•	Coordination of the implementation of the IOSA and ISAGO external audits with the Audit Organization.

•	Participation in the ISAGO IATA Audit Pool.

•	Creation of guidelines for the quality assurance of the operational areas of Lan Airlines, Lan Express and Lan Cargo, and quality coordinators of the LAN subsidiaries.

•
Implementation of the Internal Audit Plan and ISAGO and IOSA audits including operational processes relating to safety and security, quality objectives, status of corrective and prevented actions, and customer complains.

•	Coordination of corrective and preventive actions arising from the implementation of the SMS and corporate quality.

•	Establishing the IOSA and ISAGO Training and Qualification Auditors Procedure.

•	Establishing a corporate system to evaluate and control the external suppliers, in case of outsourcing services.

Safety and Occupational Health Department

The main objective of the Safety and Occupational Health Department is to advise, manage and assist the Company in preventing occupational accidents and diseases through the identification and control of hazards in the workplace and medical surveillance. The forgoing objectives are satisfied through a dedicated team of professionals (engineers, doctors, risk prevention experts and paramedics), who constantly develop activities aimed at protecting LAN employees

Functions and Responsibilities:

•	Implementation and control of the preventive management systems.

•	Development of training programs.

•	Medical assistance to all injured employees.

•	Assessment of risk of work place.

•	Preemployment medical assessment.

•	Compliance with legal regulations regarding occupational health, safety and environmental issues.

•	Promotion and dissemination of safety and occupational guidelines.

•	Checking of the emergency systems installed in the facilities.

•	Investigation of serious or fatal accidents.

Fuel Supplies

Fuel costs comprise the major portion of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2009, the foregoing trend was affected by the global economic crisis and the total fuel costs represented 29.80% of our total operating expenses showing a decrease compared to 2008, when the fuel price reached historical heights and represented 37.91% of our total operating expenses. The into-wing (fuel price plus taxes and transportation costs) 2009 average final price was of 2.12 U.S. dollars per gallon, representing a 32.0% decrease from the 2008 average. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Quantitative and Qualitative Disclosures About Market Risk —Risk of Fluctuations in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight) during the two last years.

	Year ended December 31,
	2009	2008
Fuel consumption (thousands of gallons)	452,708.5	445,667.7
ATKs (millions)	7,811.4	7,652.2
Fuel consumption per ATK (thousands of gallons)	0.06	0.06
Total fuel costs (US$ thousands)	959,608	1,388,826
Cost per gallon (US$)	2.12	3.12
Total fuel costs as a percentage of total operating costs	29.80%	37.91%

We have entered into fuel contracts to serve operations to more than sixty international and domestic destinations around the world.  Contractual terms and conditions vary for each location depending on market conditions, logistics network, volume, economic and political factors, among others. In 2009, approximately 27.7% of our total fuel consumption was originated in Chile where we maintain a long-term commercial relationship with a joint venture between Air BP and Copec, and we have entered into specific supply contracts with Petrobras Aviation and Shell Aviation. We have more than twenty additional suppliers in our network such as Repsol YPF, Cepsa, Primax, Petroperu, Chevron, Air Total, Q8 Aviation and Exxon Mobil. In our secondary hubs we have the following fuel suppliers: Shell Aviation (Miami), Repsol YPF and Petroperu (Lima and Buenos Aires) and Primax (Guayaquil).

Ground Facilities and Services

Our main operations are based at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile. We also operate from various other airports in Chile and abroad. We operate hangars, aircraft parking and other airport service facilities at the Comodoro Arturo Merino Benítez International Airport and other airports throughout Chile pursuant to concessions granted by the DGAC. We also maintain one customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta and Punta Arenas) and Argentina (Aeroparque) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports.

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

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2009, LAN generated other revenues of US$154.5 million.

Our total revenue from aircraft leases (including subleases to certain of our cargo affiliates, dry-leases, wet-leases and capacity sales to alliance partners) and charter flights amounted to US$20.7 million in 2009.

LAN also provides cargo-related services such as courier, warehousing, value-added door-to-door services and customs services, through various subsidiaries. Through our subsidiary Blue Express Intl. (“Blue Express,” formerly Lan Courier) we operate vans and trucks and offer distribution and warehouse services throughout Chile. By using tracking and Internet technology, Blue Express customers have real-time access to data regarding the status of their parcels. During 2009, our logistics and courier businesses generated revenues of US$33.1 million. We also have storage and customs and warehousing operations that generated revenues of US$18.7 million in 2009.

During 2009, we had revenues of US$31.1 million for tours and US$9.6 million for duty-free in-flight sales. The balance of our operating revenues, US$23.2 million in 2009, was generated by maintenance and handling. Other revenues in 2009 decreased mainly driven by a decrease in onboard sales, storage and custom services to third parties and lower revenues from aircraft leases, partially offset by higher revenues from tour and travel services. The decline of other revenues in 2009 was also explained by the fact that other revenues in 2008 included US$5.9 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

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

Our insurance coverage has a one-year term starting in April of each year. The aggregate cost of our insurance coverage for the 2009 calendar year was US$15.2 million, which represents a 4.8% increase in insurance expenses and a 4.4% decrease in average insurance rates compared to the 2008 calendar year.

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

Third-party suppliers provide us with the following technical infrastructure elements:

•	wide-area data network (provided mainly by SITA and Telefónica); and

•	data centers and desktop operations and support (provided by Accenture and IBM).

Basic Infrastructure Operation

Since early 2010, we have outsourced our IT infrastructure with Accenture and IBM worldwide. IBM manages the data center and Accenture handles our desktop equipment. This outsourcing allowed us to:

•	deliver a standard world-class service;

•	increase the efficiency of our IT operations;

•	convert fixed costs into variable costs;

•	guarantee that the service standards (such as up-time and response time) required by critical processes of our business are fulfilled;

•	accelerate critical infrastructure projects while significantly reducing the resources required;

•	increase the efficiency of our personnel; and

•	focus internal IT efforts on business functions, rather than basic hardware and software issues.

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

During 2009, we deployed a new online system in order to provide the processes that our engineering, maintenance and materials areas develop, with technological solutions.  This project has allowed us to establish and automate simple and integrated processes, standardize processes for the Company (including our subsidiaries and related companies), facilitate handling of materials and maintenance, make relevant information available in a full, unique and consistent way to all users, and optimize distribution and execution (planned and non planned), among other benefits.

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

New initiatives

We are implementing a new host (“Host”). A Host change is one of the most important decisions for the passenger business division in an airline in terms of process and technology. It consists in replacing the PSS, or Passenger Service System, that contains the reservation, inventory and departure control systems of an airline. This decision permits the understanding of the software from an aviation industry provider in ASP mode, adherence to standard processes and best industry practices and the integration of multiple legacy applications that complement the needs of the processes model for the airline business. For LAN, the Host change implies going from two suppliers (Amadeus and Resiber) currently covering the role of the complete PSS, to a single supplier (Sabre). This project represents an investment of US$50.0 million and will provide savings of 75% per passenger in reservation transaction costs.

The IT department expects to implement a Technology Refreshing Project between 2010 and 2012, to move to the platforms that will host our applications and services for the next five years.  During 2010, Lan Airlines will define the Technology Refreshing Project and all the platforms, software, solutions and services that it will use to support its business. These hardware and software solutions will be gradually implemented   between 2011 and 2012.

Regulation

Below is a brief reference to the material effects of aeronautical and other regulations in force in each of the relevant jurisdictions in which LAN and its subsidiaries operate.

Chile

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

Airfare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “Antitrust Regulation” below. Airlines may file complaints before the Antitrust Court with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance.

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

Argentina

Aeronautical Regulation.

Both the Administración Nacional de Aviación Civil (“ANAC”) and the Secretary of Transport oversee and regulate the Argentinean aviation industry. ANAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management, and reports indirectly to the Ministry of Planning and is responsible for supervising compliance with Argentinean laws and regulations relating to air navigation. The Secretary of Transport also reports to the Ministry of Planning and regulates the assignment of international routes and matters related to tariff regulation policies. We have obtained and maintain the necessary authorizations from the Argentinean government to conduct flight operations, including authorization certificates and technical operative certificates from ANAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Argentina is a contracting state and a permanent member of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Argentinean authorities have incorporated into Argentinean laws and regulations. In the absence of applicable Argentinean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

Route Rights

Domestic Routes. In Argentina airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes, and to comply with the technical requirements established by the local authority. There are no regulatory barriers preventing a foreign airline from creating an Argentine subsidiary and entering the Argentine domestic market using that subsidiary. However, ownership of such subsidiary by the foreign airline may not be direct, but through a subsidiary formed in Argentina, which in turn may be directly or indirectly owned by the foreign company. However, such subsidiary should operate Argentine registered aircraft and employ Argentine aeronautical personnel.

International Routes. As an airline providing services on international routes, Lan Argentina is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Argentina and various other countries. There can be no assurance that existing bilateral agreements between Argentina and foreign governments will continue. Furthermore, a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Argentina and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Argentina, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. ANAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the ANAC may terminate its rights to that route.

Airfare Pricing Policy. Argentine airlines are permitted to establish their own international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. Yet, there are government-fixed maximum and minimum prices for domestic flights.

Registration of Aircraft. Aircraft registration in Argentina is governed by the Argentinean Aeronautical Code (“AAC”). In order to register or continue to be registered in Argentina, an aircraft must be wholly owned by either:

•	a natural person who is an Argentinean citizen; or
•
a legal entity incorporated in and having its domicile and principal place of business in Argentina and a majority of the capital stock of which is owned, directly or indirectly, by Argentinean nationals, among other requirements established in the AAC.

Safety. ANAC requires that all aircraft operated by Argentinean airlines be registered with ANAC. All aircraft must have a valid certificate of airworthiness issued by ANAC. In addition, ANAC will not issue maintenance permits to an Argentinean airline until ANAC has assessed the airline’s maintenance capabilities. ANAC renews maintenance permits periodically and approves maintenance operations once the airline initiates its operations and each time an airline changes its maintenance regime. Only ANAC-certified maintenance facilities (in Argentina or in any other country) may maintain and repair the aircraft operated by Argentinean airlines. Aircraft maintenance personnel at such facilities must also be certified by ANAC before assuming any aircraft maintenance positions.

Security. ANAC establishes and supervises the implementation of security standards and regulations for the Argentinean commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Argentina must submit an aviation security handbook to ANAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training. Lan Argentina has submitted its aviation security handbook to ANAC. Argentinean airlines that operate international routes must also adopt security measures in accordance with the requirements of applicable bilateral international agreements.

Airport Policy. The ORSNA (Organismo Regulador del Sistema Nacional de Aeropuertos) supervises and manages the airports in Argentina, including the supervision of take-off and landing charges. The ORSNA proposes airport charges, which are approved by ANAC and are the same at all airports. Nevertheless, while domestic flights are charged in local currency, international flights are charged in U.S. dollars. Since the late-90s, a number of Argentinean airports have been privatized, including Aeroparque and Aeropuerto Internacional de Ezeiza Ministro Pistarini in Buenos Aires, the two most important airports in Argentina. At the privatized airports, the airport administration manages the facilities under the supervision of ANAC and ORSNA.

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us in Argentina, except for environmental laws and regulations of general applicability and noise restriction regulation currently applicable to aircraft in Argentina. Any aircraft operated by an Argentinean airline should comply with certain noise restrictions, specifically with Stage 3 standards, as set forth in chapter 91.805 of the Argentinean civilian aviation regulations (Regulaciones Argentinas de Aviación Civil) referred to in the market as Stage 3 standards. LAN’s fleet already complies with the proposed restrictions so we do not believe that enactment of the proposed standards would impose a material burden on us.

Peru

Aeronautical Regulation.

The Peruvian DGAC (“PDGAC”) oversees and regulates the Peruvian aviation industry. The PDGAC reports directly to the Ministry of Transportation and Communications and is responsible for supervising compliance with Peruvian laws and regulations relating to air navigation. In addition,  the PDGAC regulates the assignment of national and international routes, and the compliance with certain insurance requirements, and  it regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authorizations from the Peruvian government to conduct flight operations, including authorization and technical operative certificates, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Peru is a contracting state and a permanent member of the ICAO. The ICAO establishes technical standards for the international aviation industry, which Peruvian authorities have incorporated into Peruvian laws and regulations. In the absence of an applicable Peruvian regulation concerning safety or maintenance, the PDGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

Route Rights

Domestic Routes. Peruvian airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes, but only to comply with the technical requirements established by the PDGAC. Non-Peruvian airlines are not permitted to provide domestic air service between destinations in Peru.

International Routes. As an airline providing services on international routes, Lan Peru is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Peru and various other countries. There can be no assurance that existing bilateral agreements between Peru and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the PDGAC awards it through a public auction for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route, although that has never happened.

Airfare Pricing Policy. Peruvian airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “Antitrust Regulation” below. Airlines may file complaints before the Institute for Protection of Fair Competition and Consumer Rights (“Indecopi”) with respect to monopolistic or other pricing practices by other airlines that violate Peru’s antitrust laws.

Registration of Aircraft. Aircraft registration in Peru is governed by the Peruvian Civil Aviation Law. In order to register or continue to be registered in Peru, an aircraft must be wholly owned by either:

•	a natural person who is a Peruvian citizen; or is domiciled in Peru; or
•
a legal entity incorporated in and having its domicile and principal place of business in Peru and a majority of the capital stock of which is owned by Peruvian nationals, among other requirements established in article 47 of the  Peruvian Civil Aviation Law.

The Civil Aviation Law expressly allows the PDGAC to permit registration of aircraft belonging to non-Peruvian individuals or entities with a permanent place of business in Peru. Aircraft owned by non-Peruvians, but operated by a Peruvian airline, may also be registered in Peru but only if the aircraft is used for general, not commercial aviation.  Registration of any aircraft can be cancelled if it is not in compliance with the requirements for registration and, in particular, if:

•	the ownership requirements are not met; or
•	the aircraft does not comply with any applicable safety requirements specified by the PDGAC.

Safety. Peruvian law allows the use of aircrafts that are registered either with the PDGAC or with an equivalent supervisory body in a country other than Peru. All aircraft must have a valid certificate of airworthiness issued by either the PDGAC or an equivalent non-Peruvian supervisory entity. In addition, the PDGAC will not issue maintenance permits to a Peruvian airline until the PDGAC has assessed the airline’s maintenance capabilities. The PDGAC renews maintenance permits annually, and has approved our maintenance operations. Only PDGAC-certified maintenance facilities or facilities certified by an equivalent non-Peruvian supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Peruvian airlines. Aircraft maintenance personnel at such facilities must also be certified either by the PDGAC or an equivalent non-Peruvian supervisory body before be appointed to any aircraft maintenance positions.

Security. The PDGAC establishes and supervises the implementation of security standards and regulations for the Peruvian commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Peru must submit an aviation security handbook to the PDGAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training. Lan Peru has submitted its aviation security handbook to the PDGAC. Peruvian airlines that operate international routes must also adopt security measures in accordance with the requirements of applicable bilateral international agreements.

Airport Policy. CORPAC supervises and manages airports in Peru, including the supervision of take-off and landing charges. CORPAC sets airport charges for navigation facilities, which may differ  from airport to airport. Since the mid-90s, a number of Peruvian airports have been privatized, including the Aeropuerto Internacional Jorge Chávez in Lima. At the privatized airports, the airport administration manages the facilities under the supervision of the Organismo Supervisor de la Inversión en Infraestructura de Transporte de Uso Público, (the Supervising Agency of Investment in Public Transport Infrastructure Facilities or “OSITRAN”), an independent regulatory and supervising entity.

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us in Peru, except for environmental laws and regulations of general applicability, but there are noise restriction regulations currently applicable to aircraft in Peru. LAN’s fleet complies with the proposed restrictions so they do not impose a material burden on us.

Ecuador

Aeronautical Regulation.

There are two institutions that control commercial aviation on behalf of the State:  (i) The National Civil Aviation Board (“CNAC”), which directs aviation policy; and (ii) the General Civil Aviation Bureau (“EDGAC”), which is a technical regulatory and control agency. The CNAC issues operating permits and grants operating concessions to national and international airlines.  It also issues opinions on bilateral and multilateral air transportation treaties, allocates routes and traffic rights, and approves joint operating agreements such as wet leases and shared codes.

Fundamentally, the EDGAC is responsible for:

•	ensuring that the national standards and technical regulations and international ICAO standards and regulations are observed;
•	keeping records on insurance, airworthiness and licenses of Ecuadorian civil aircraft;
•	maintaining the National Aircraft Registry;
•	issuing licenses to crews; and
•	controlling air traffic control inside domestic air space.

The EDGAC also must comply with the standards and recommended methods of the ICAO since Ecuador is a signatory of the 1944 Chicago Convention.

Route Rights

Domestic Routes. Airlines must obtain authorization from CNAC (an operating permit or concession) to provide air transportation. For domestic operations, only companies incorporated in Ecuador can operate locally, and only Ecuadorian-licensed aircrafts and dry leases are authorized to operate domestically.

International Routes. Permits for international operations are based on air transportation treaties signed by Ecuador or, otherwise, the principle of reciprocity is applied. All airlines doing business in Latin America that are incorporated in countries that are members of the Comunidad Andina de Naciones (the Andean Community, or “CAN”) obtain their traffic rights on the basis of decisions currently in force under that regime, in particular decision N°582 of 2004, which guarantee free access to markets, with no type of restriction except technical considerations.

Shared codes are allowed in Ecuador after authorization by the CNAC, but the respective airlines must have the relevant traffic rights.

Airfare Pricing Policy. There is no law in Ecuador regulating competition, although currently there is one under discussion. So far, the government has enacted a decision of the CAN that is being applied by the Undersecretary of Competition. This Department can impose sanctions and penalties if it is proven that a certain fare is predatory, i.e., when the fare is below cost. Rates are not regulated and are subject only to registration. In general, bilateral treaties regarding air transportation provide for airfares to be regulated by the regulation of the country of origin.

Registration of Aircraft. The legislation allows Ecuadorian companies to provide international air transportation services using aircraft licensed in Ecuador and aircraft with a foreign license, always provided the latter are exploited under dry leases. For domestic operations, aircraft is authorized only pursuant to dry leases and Ecuadorian registration. Aircraft interchange agreements are also allowed for international operations, provided that the aviation authority can confirm that the aircraft is under the operational control of an Ecuadorian operator. Wet leases are permitted, but very restricted.

Safety. In order to ensure aviation safety, the EDGAC requires that the airline hold an Air Operator Certificate and have Operating Specifications that are examined technically and rigorously to ensure compliance with the Civil Aviation Technical Regulations, which are essentially the same as the Federal Aviation Regulations (“FAR”) of the FAA. They cover matters of aircraft airworthiness, certification of maintenance facilities, and oversight by the EDGAC.

Security. The governing rules also apply to security in respect of the EDGAC. There are regulations, manuals and procedures on airport security overseen by the EDGAC.

Airport Policy. The international airports in Quito and Guayaquil are managed under administrative concessions, and the EDGAC merely controls air traffic. Fees for the use of airport facilities, terminal fees, landing fees, parking fees are all overseen and collected by the operator. Over-flight and approach fees are controlled and collected by the EDGAC.

Environmental and Noise Regulation. Aircraft must comply with the standards of category 3 under Ecuadorian applicable noise regulations, as set forth in Executive Decree (Decreto Ejecutivo) 1,405, enacted on October 24,2008, which provides certain technical specific criteria. Beginning in May 2010, aircraft must comply with standards of category 4 under cited regulation. Category 3 provides for compliance with ICAO regulations and technical conditions mandatory in the United States of America.

United States of America

Aeronautical Regulation.

Operations to and from the United States by non-U.S. airlines, such as Lan Airlines, are subject to Title 49 of the U.S. Code, under which the Department of Transportation (“DOT”) and the FAA exercise regulatory authority. The DOT has jurisdiction over international aviation in connection with the United States, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. The U.S. DOJ also has jurisdiction over airline competition matters under the federal antitrust laws. Flight operations between Chile and the United States by airlines licensed by either country are governed generally by the open skies air transport agreement that Chile and the United States signed in October 1997. Under the open skies agreement, there are no restrictions on the number of destinations or flights that either a U.S. or a Chilean airline may operate between the two countries or on the number of U.S. and Chilean airlines that may operate.

Authorizations and Licenses.

Lan Airlines is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). Lan Airlines holds the necessary authorizations from the DOT in the form of a foreign air carrier permit, exemption authorizations and statements of authorization to conduct current operations to and from the United States. Exemptions and statements of authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. Lan Airlines’ foreign air carrier permit has no expiration date, while a renewal of the exemption authorization (which includes the open skies traffic rights) was timely filed and the Authority was automatically extended until such time as the DOT issues the renewal order. Lan Airlines intends to request the inclusion of the open skies rights into our foreign air carrier permit, which would eliminate our need to renew the exemption authority in the future.

The FAA is engaged in the regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. Lan Airlines currently holds FAA operations specifications under Part 129 of the FAR in compliance in all material respects with all requirements necessary to maintain in good standing of its operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if an airline fails to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

Certain Regulatory Authorizations in Connection with Strategic Alliances.

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

Lan Peru was granted antitrust immunity by the DOT on October 13, 2005 with respect to a reciprocal code-share agreement and the coordination of pricing, scheduling and other functions with Lan Airlines and American Airlines. In accordance with the terms of the DOT’s 2005 approval, Lan Airlines, Lan Peru and American Airlines are required to resubmit their alliance agreement to the DOT for review within five years after the DOT’s grant of approval. Lan Airlines, in coordination with Lan Peru and American Airlines, intends to resubmit said alliance agreement prior to October 13, 2010.

Flight operations between Argentina and the United States by airlines licensed by either country are governed generally by the air transport agreement that Argentina and the United States signed in 1986, as amended, including the Memorandum of Consultation dated March 22, 2007.  Lan Argentina is authorized by the DOT to engage in scheduled air transportation of persons, property and mail, between any point or points in Argentina and Miami, Florida, (via the intermediate point of Punta Cana, Dominican Republic).  Lan Argentina holds the necessary authorizations from the DOT in the form of exemption authorizations and statements of authorization to conduct current operations to and from the United States. Lan Argentina also holds the necessary DOT authorizations regarding code share with American Airlines, which have been granted indefinitely, subject to applicable conditions and all other required authorizations remaining in place for both air carriers.

Security. On November 19, 2001, the Congress of the United States passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration (“TSA”), which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Brazil

Aeronautical Regulation.

The Brazilian aviation industry is regulated and overseen by the Brazilian National Aviation Agency (“BANAC”). The BANAC reports directly to the Brazilian Defense Ministry, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, BANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes,  compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing it activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control, or “DECEA”), which is a public secretary also subordinated by the  Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports  industrially  and commercially.

We have obtained and maintain the necessary authority from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from BANAC, the continuation of which is subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

BANAC is the Brazilian civil aviation authority and it is responsible for supervising compliance with Brazilian laws and regulations relating to air navigation. Brazil is a contracting state and a permanent member of the ICAO. The ICAO establishes technical standards for the international aviation industry, which Brazilian authorities, represented by the Brazilian Defense Ministry, have incorporated into Brazilian laws and regulations. In the absence of an applicable Brazilian regulation concerning safety or maintenance, BANAC has incorporated by reference the majority of the ICAO’s technical standards.

Route Rights.

Domestic Routes. Brazilian airlines are not required to obtain permits in connection with domestic passenger or cargo transportation, but only to comply with the technical requirements established by BANAC. Based on the Brazilian Aeronautical Code (“CBA”) established by Law No. 7.565/86, non-Brazilian airlines are not permitted to provide domestic air service between destinations in Brazil. The same law prevents a foreign airline from creating a Brazilian subsidiary and entering the Brazilian domestic market using that subsidiary.

International Routes. Brazilian and non-Brazilian airlines providing services on international routes are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Brazil and various other countries. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Brazil and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Brazil, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency BANAC must carry out a public bid and award it to the elected airline. BANAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, BANAC may terminate its rights to that route. BANAC may also terminate its right if the recipient airline does not operate at least 80% of the frequency given for that specific route.

Airfare Pricing Policy. Brazilian and non-Brazilian airlines are permitted to establish their own international and domestic fares, in this last case only for Brazilian airlines, without government regulation, as long as they do not abuse any dominant market position they may enjoy. Airlines may file complaints before the Antitrust Court with respect to monopolistic or other pricing practices by other airlines that violate Brazil’s antitrust laws.

Registration of Aircraft. Aircraft registration in Brazil is managed by BANAC, which maintains the Brazilian Aeronautical Register, as regulated by the CBA. The CBA allows BANAC to permit registration of aircraft belonging to Brazilian and non-Brazilian individuals.

Safety. BANAC requires that all Brazilian aircraft must have a valid certificate of airworthiness issued by BANAC. In addition, BANAC will not issue maintenance permits to a Brazilian airline until it has assessed the airline’s maintenance capabilities. BANAC renews maintenance permits annually, and has approved our maintenance operations. Only BANAC certifies aircraft maintenance services and its personnel.

 Security. BANAC establishes and supervises the implementation of security standards and regulations for the Brazilian commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Brazil must submit an aviation security handbook to BANAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training.

Brazilian Airport Policy. INFRAERO supervises and manages airports in Brazil, including the supervision of take-off and landing charges. INFRAERO proposes airport charges, which are approved by BANAC and are the same at all airports. At privatized airports, the airport administration manages the facilities under the supervision of BANAC.

Environmental and Noise Regulation. BANAC coordinates and supervises noise regulations by regulation 121, which established noise restriction applicable to aircraft in Brazil. There are no material environmental regulations or controls imposed specifically upon airlines companies, applicable to aircraft, other than Brazilian general environmental laws and regulations.

Colombia

Aeronautical Regulation.

The governmental entity in charge of regulating, directing and supervising the civil aviation is the Aeronáutica Civil (“AC”), a technical agency ascribed to the Ministry of Transportation. The AC is the aeronautical authority for the entire domestic territory, in charge of regulating and supervising the Colombian air space. The AC may interpret, apply and complement all civil aviation and air transportation regulation to ensure compliance with the Colombian Aeronautical Regulations (“RAC”). The AC also grants the necessary permits for air transportation.

Route Rights. The AC grants operation permits to domestic and foreign carrier that intend to operate in, from and to Colombia. In the case of Colombian airlines such as LANCO, in order to obtain the operational permit the company must comply with the RAC and fulfill legal, economic and technical requirements, to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes, whose concession is subject to the bilateral instruments entered into by Colombia. LANCO has participated in three public audience processes, where it has requested different routes to domestic and international destinations, and has requested permits for charter flights, having being authorized to a number of routes. LANCO’s operation permit was granted through a resolution of 2009 valid for five years, which is automatically renewable for equal and successive terms. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

Airfare Pricing Policy. Domestic and international cargo transportation fares are not restricted in Colombia, but are subject to market regulations.  In addition, there is a fuel surcharge that is regulated by the AC and that fluctuates in accordance with the cost of fuel.  This surcharge, which is regulated by the authority, is not mandatory for cargo and it can be applied without exceeding the regulated maximum.

Registration of Aircraft. The AC, through the Office of Aeronautical Registration, is in charge of handling the registration of aircraft that will be operated by Colombian airlines. Registration may be obtained by a registration process fully conducted in Colombia or through the validation in Colombia of a foreign registration. For such registration, the aircraft must be legally imported to the country and inspected by the aeronautical inspectors. This office is also in charge of property registrations, lease contracts and liens of the registered aircraft.

Safety. Aircraft registered in Colombia obtain an airworthiness certificate or a validation of the airworthiness certificate (if they operate under the approval of the foreign registration). LANCO, which operates aircraft registered in the United States, is subject to the latter.

Security. Following the guidelines of the OACI annexes, the AC issued an airport security program that must be strictly complied with by all the aircraft operators in the country as well as by airports.  LANCO registered its airport security program, which is approved by the aeronautical authority, and has its own security department that allows it to comply with the regulations of the different countries in which it operates.

Environmental and Noise Regulation. In Colombia, only aircraft that comply with category 3 noise limits may operate.  There are strict regulations to control noise during takeoffs and landings of the aircraft at the El Dorado Airport in Bogotá due to its location in an urban area.

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. Lan Airlines, Lan Express and Lan Cargo must comply with Chilean Antitrust Law that prohibits a carrier from abusing a dominant position in the market. As described above under “Route Rights—Air Fare Pricing Policy,” in October 1997, the Antitrust Court approved a specific self-regulatory fare plan for us consistent with the Antitrust Court’s directive to maintain a competitive environment within the domestic market.

Since October 1997, Lan Airlines and Lan Express follow a self-regulatory plan, which was modified and approved by the Tribunal de la Libre Competencia (the Competition Court) in July 2005. In February 2010, the Fiscalía Nacional Economica (the National Economic Prosecutor’s Office) finalized the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

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

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we initially occupied a total of four floors. In the first half of 2005 we added three more floors to accommodate our growth requirements. In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 1,700 square meters), where some of LAN staff moved in February 2008. In order to respond to the Company’s growth, during 2009 LAN leased two additional floors in this building (totaling 1,200 square meters).

Maintenance Base

Our 877,258 square feet maintenance base is located on a site that we own inside the grounds of the Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a five-floor, 53,820 square feet office building plus a 10,000 square feet office and workshop space. This facility is certified by several civil aviation authorities, including the United States’ FAA. As such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2005, we finalized the construction of an additional hangar, as well as 75,000 square feet of aircraft parking space, for US$2.1 million. During 2006 we started a new investment plan at this facility that includes building 64,580 square feet of additional aircraft parking space, a new 15,340 square foot building for offices and maintenance shops, a new 16,680 square feet engine shop and storage facility, and additional warehousing and external work space. The plan also included the upgrade of some of the current facilities, increasing parking space and building a new access road. Further, in 2006 we completed construction of an engine workshop with eight workstations and capacity for 36 engines, for a total investment of US$820,000. We also lease from the DGAC 193,750 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes.

In 2007, LAN approved a two-year capital expenditures plan earmarking approximately US$7.0 million for preparing our buildings and plants for the future growth of the Company and of its fleet.

During 2008, LAN finalized the construction of a 4,300 square feet warehouse especially designed for the storage of oil and flammable supplies, which complies with all the security standards required for its operation. We also upgraded some facilities such as bathrooms and dressing rooms in our maintenance base increasing the total area in 15,000 square feet.

During 2009, LAN finalized the construction of a new five-story building located in our maintenance base, which has a total surface of 49,500 square feet and represented an investment of US$5.8 million. This building has new workshops, a new food court with capacity for over 2,500 people in different shifts, two floors of new offices and meeting rooms.

Also, during 2009, LAN finalized the extension of the engine workshop, which added 900 square feet and represented an investment of US$0.5 million. This extension will be used mainly for the Boeing 777’s engine maintenance.

Miami Facilities

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square foot corporate building, a 380,000 square foot cargo warehouse and a 783,000 square foot aircraft-parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We converted 21,528 square feet of the warehouse into fully furbished offices during 2004.

During 2009, LAN started the extension of the cooling area in the cargo warehouse. This extension added 30,000 square feet and represented an investment of US$4.0 million. This extension was inaugurated on April 20, 2010.

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

In 2004, Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries that operates import customs warehouses, began utilizing an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square foot building was developed in conjunction with two other operators.

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

In March 2009, we began the construction of a new maintenance base in Argentina. The project includes a new hangar of 26,900 square feet with 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet.  This project comprised a US$3.2 million investment and was completed in 2009.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-11 of this annual report.

The summary consolidated annual financial information as of December 31, 2009 and for the year ended December 31, 2009, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report. The summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report were previously presented in accordance with Chilean GAAP, and have been restated under IFRS only for comparative purposes. For a description of the transition to IFRS, including the quantification of the impact of the transition to IFRS, see Note 3 to our audited consolidated financial statements.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. These benefits have helped us maintain strong profitability and expand our operations between 2008 and 2009.

Approximately 96% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from, customs and storage brokerage operations, aircraft leases, courier services, on-board sales, tour operator services, third-party maintenance, ground handling and interest income.

Between 2008 and 2009, our operating environment continued to be subject to certain conditions that had a mixed effect on our results. Specifically, we faced:

•	strong passenger demand in domestic markets, partly offset by a lower growth in international passenger demand due to the global economic crisis;

•	weak cargo demand due to the global economic crisis, combined with imbalances in cargo flows; and

•	external cost pressures, especially those related to the price of fuel.

During 2009, growth in passenger demand was primarily driven by growth in domestic markets.  During this period, cargo demand showed a decrease as a result of the global economic crisis, which affected global trade. In addition, cargo demand continued to experience significant imbalances between northbound and southbound routes. While competition on both passenger and cargo routes has grown gradually since 2005, changes in competitive conditions in specific markets generated opportunities for us to expand. Certain factors outside of our control, such as fuel prices that have risen consistently since 2002, reaching historically record-high levels in mid-2008, have also generated significant cost pressures. During 2009, however, fuel prices decreased as compared to 2008.

Our results for the period between 2008 and 2009 reflect our efforts in recent years to expand and diversify our revenue base while maintaining an efficient cost base. We have aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process included expanding our domestic passenger operations in Peru, supporting the launch of Lan Argentina and since April 2009, beginning domestic operations of Lan Ecuador. As a result, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows and we have expanded cargo operations within the region and on long haul routes to take advantage of existing opportunities. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented high fuel prices during 2008 and the negative effect of the global economic crisis during 2009. As a result, net income amounted to US$336.5 million in 2008 and US$231.1million in 2009.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2008 and 2009. LAN’s traffic growth during 2009, which reached 10.7%, was also based on a capacity expansion plan driven by the delivery of five new passenger aircraft during the year, despite several events that affected our operations during the year, such as the global economic crisis and the outbreak of H1N1 flu.

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

These opportunistic actions fit in with our long-term development strategy, which is aimed at consolidating LAN as the preferred carrier in the Southern Cone. This plan incorporates development of domestic, regional and intercontinental routes in the markets we serve. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to operations to the South Pacific, Europe and the United States, as well to specific regional routes. We also shifted capacity among our routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to our itineraries were also implemented in order to improve connectivity between our operations and those of our partners.

We have also enhanced our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogotá, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007 we began direct service between Lima and Madrid, in 2008 we began service to Medellín, Colombia (with one stop in Quito), and in 2009 we began direct service to Cartagena de Indias, Colombia as well as service between Lima and Cali via Quito and from Lima to Punta Cana, Cancun and Cordoba. We plan to continue growing our operation in Lima by increasing the number of flight frequencies we operate on these routes and also by adding new destinations. In line with the expansion of LAN’s passenger operations, during the first half of 2010 the Company announced the implementation of various new passenger destinations. Lan Peru will launch a new regional route in August 2010 between Lima and Brasilia. Regarding long-haul operations, in July 2010, LAN Peru will launch four weekly frequencies between Lima and San Francisco, with connections from Sao Paulo, Santiago and Buenos Aires. In addition, in September 2010, LAN will begin operations between Santiago and Paris via Madrid, with three weekly flights. Furthermore, on May 10, 2010, LAN Argentina launched three daily flights between Santiago and Aeroparque and in June 2010 it launched services between Aeroparque and Sao Paulo.

Our domestic operations have also grown between 2008 and 2009. In both the Chilean and Peruvian domestic markets, total domestic traffic increased significantly during 2009, driven mainly by new fare structures in line with the implementation of our new model for short haul operations. Between 2005 and 2009, Lan Argentina increased the number of Argentine domestic destinations to thirteen and, based on our internal estimates, our market share increased to approximately 30%. By the end of 2008, Ecuador’s NCAC granted the airline permission to operate domestic flights within the country. These operations started in April 2009 with flights between the cities of Quito and Guayaquil. As of December 2009, LAN Ecuador was operating 49 flights a week between Guayaquil and Quito, one of the heaviest routes in Latin America, as well as four flights a week to Cuenca from Quito and seven from Guayaquil. In its first nine months of operations in the domestic passenger market, LAN Ecuador carried 367,000 people, achieving a load factor of 71.1% and a 15% market share of all domestic routes. In September 2010, LAN Ecuador will launch regular service to the Galapagos Islands, offering a daily flight from Quito and Guayaquil.

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

The flexibility that this business model allows based on adaptation to changes in market trends was key for LAN’s operations in 2009 when the business was affected by the contraction of import and export markets in response to the global economic crisis. In addition, LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus.

In this context, our international cargo traffic declined 9.7% between 2008 and 2009, from 2,906.7 million cargo revenue ton kilometers in 2008 to 2,623.3 million cargo revenue ton kilometers in 2009. This decline was in line with the 10.1% contraction experienced by this segment of the international air cargo industry. International cargo traffic accounted for around 94.0% of our total cargo revenues during 2008 and 2009. During 2009, the company reduced its capacity by approximately 6.0%, resulting in a 2.8-point drop in its load factor to 68.4%. The reduction in capacity was mainly driven by a decrease in wet leases to approximately 4.0% of our cargo capacity, as well as by lower utilization of the freighter fleet. LAN Cargo transported 649.2 thousand tons of freight in 2009, a decrease of 1.8% as compared to 2008.

In 2009, LAN’s cargo revenues fell by 32.1% to US$895.6 million, representing 24.4% of the Company’s total annual revenues. The decline in revenues also reflects the 24.8% decline in cargo yields. Approximately half of this decline is explained by the reduction of the fuel surcharge, which fell in line with the decline in fuel prices during 2009.

A sharp contraction of LAN’s traditional markets—imports into the region and exports from the region—was partially offset by the implementation of a series of measures that demonstrate the flexibility permitted by its business model. These included principally an adjustment of its capacity through a reduction in the number of planes rented under ACMI leases and optimization of its own cargo fleet of nine Boeing 767F. This process was also reinforced by its receipt in mid-year 2009 of two new Boeing 777-200F, the most modern and efficient cargo aircraft of its type in the world, with a capacity for 104 tons of freight and a range of 9,045 kilometers when carrying its maximum weight. This important investment will allow LAN to consolidate its regional competitiveness by positioning it as the first airline in the region - and only the second internationally - to use these latest-generation cargo planes.

The incorporation of these cargo planes also means that the Company will be able to expand its coverage beyond the region and strengthen its cargo services to Europe where it currently operates routes between Frankfurt and Brazil, Argentina and Chile as well as between Ecuador and Colombia and Amsterdam and Frankfurt. In line with this strategy, since October 2009 the Company has increased to four its weekly freighter frequencies to Europe, more than duplicating its cargo operation in this market.

The Company also achieved an important regional expansion in 2009. In March, LAN Cargo launched LANCO, which started operations after successfully obtaining the necessary operational and technical certification. It launched its services with two latest-generation Boeing 767-300Fs, with a capacity for 54 tons of freight, connecting the cities of Bogotá and Medellín with Miami. It is important to note that Colombia is Latin America’s largest market for exports by air to the United States reaching an estimated 200,000 tons annually.

In addition, in March 2009, the Company’s cargo subsidiary in Brazil, ABSA, began operations in that country’s domestic market, with one flight daily - from Monday to Friday - between the cities of Sao Paulo and Manaos. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tons.  This route accounts for a large part of Brazil’s airfreight traffic. Sao Paulo is the country’s fourth largest city in terms of GDP, with a large number of companies, principally in the electronics sector, in its industrial pole. The special tax incentives offered by the Amazon capital of Manaos as part of efforts to promote the area’s development, make it an attractive alternative for exporter and importer clients. During 2010, the Company also plans to open a route between Sao Paulo and Fortaleza and Sao Paulo and Recife.

Cost Structure

Cost controls were critical to maintaining our profitability over the period from 2008 and 2009, especially as we faced significant volatility in fuel prices during 2008. In absolute terms, the main drivers of our costs are the size of our operations, fuel prices, fleet costs and exchange rates.

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

During 2009, fuel prices decreased from record-high levels in 2008, which led to US$451.2 million in reduced fuel expenses and contributed to a 13.1% decrease in cost per ATK (a key industry metric). Excluding fuel costs, the decrease in cost per ATK over this period was 1.2%.  In addition, the Company recognized a US$128.7 million fuel hedge loss compared to a US$35.4 million fuel hedge gain in 2008.

Apart from lower expenditure on fuel, the drop in the Company’s operating costs also reflected different strategic initiatives implemented by the Company during 2009 to increase the efficiency of its processes and reduce costs. These included the renegotiation of contracts with external suppliers and a reduction in the rental of cargo aircraft under ACMI leases. A 4.5% increase in wage costs in 2009, due to an increase in the Company’s average workforce, was partially offset by a depreciation of local currencies.

In addition, we have launched various efficiency-related initiatives aimed at reducing fuel consumption and increasingly incorporating efficient aircraft into the fleet.

Higher aircraft utilization has been an important source of improved efficiency. Our long-haul passenger and cargo aircraft are used, on average, approximately fourteen hours per day. Our utilization strategy in 2009 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency. This was especially the case in our domestic operations in Chile and Peru, where we increased aircraft utilization as a result of the itineraries of our new short haul business model, as well as due to the phasing out of the older Boeing 737-200 aircraft on Chilean domestic routes. Utilization of our narrow body fleet of Airbus A320-Family Aircraft has increased to approximately ten block hours per day per aircraft.

In domestic operations we have also worked consistently to improve our cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and modified further in 2007 as a result of the new business model on domestic routes, enabling us to reduce passenger service expenses. The key elements of this new business model have been the reduction in sales and distribution costs through higher Internet penetration and reduced agency commissions, a faster turnaround time, and increased self check-in service through web check-in and kiosks at airports.

Outlook

Our long-term strategy is aimed at consolidating LAN’s position as the main passenger and cargo airline in South America. We will continue to expand our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. We expect our brand recognition and a continuous effort to improve service standards to drive increased customer preference, ultimately leading to strong market shares in the markets we serve. Our product and service design is aimed at providing passengers and cargo customers with differentiated offerings that provide valuable solutions to the needs of each of our customer types. We also aim to have products and services that evolve together with changes in technology, market conditions and competitive actions. We plan to maintain a highly competitive cost structure by leveraging our cost-conscious culture, incorporating new technologies and practices, and by identifying and implementing adequate cost-reduction and efficiency-related initiatives. We believe that a focus on flexibility will enable us to adequately react to changing market conditions. Finally, a healthy financial structure will allow us to effectively fund our growth, enhance our strategic development and reinforce our customer appeal.

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

•
Competitive activity in key markets has increased gradually in recent years, and we expect it to continue doing so in the future. Nevertheless, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and a competitive cost base.

•
We are also working on increasing efficiency by streamlining our support processes, reducing commercial costs, and by continuing with the implementation of our new business model on short-haul operations. Further enhancements should arise from economies of scale, especially as solid growth in the passenger business accompanied by controlled fixed costs will serve to dilute our fixed costs base. In both the passenger and the cargo business, efficiencies are also expected to come from the replacement of older aircraft with new and more fuel-efficient Boeing 787 and Boeing 777 models and from efficiency-related initiatives such as installing winglets on the B767 fleet as well as continuing to adjust aircraft configuration to market demand.

Our financial performance will also be highly dependent on the evolution of jet fuel prices, which rose significantly until mid-2008 and led to a sharp rise in our fuel expenditures, but substantially declined in 2009. Although we have devised and implemented a number of strategies to mitigate the impact of the volatility of fuel prices, including financial hedging and the use of fuel surcharges, it is impossible for us to predict if we will be able to fully protect ourselves against the volatility of fuel costs.

Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and enhance our distinct cost performance.

Operating Results

The following table sets forth certain income statement data for Lan Airlines.

	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		% change
	Year Ended December 31,

	2009	2008	2009	2008	09/08
Consolidated Results of Income by Function

Operating revenues
Passenger	2,623.6	2,820.8	74.6	68.1	(7.0)
Cargo	895.6	1,319.4	25.4	31.9	(32.1)
Total operating revenues	3,519.2	4,140.2	100.0	100.0	(15.0)
Cost of sales	(2,522.8)	(2,893.9)	(71.7)	(69.9)	(12.8)
Gross margin	996.4	1,246.3	28.3	30.1	(20.1)
Other operating income	154.5	161.4	4.4	3.9	(4.3)
Marketing costs	(114.5)	(107.3)	(3.3)	(2.6)	6.7
Distribution costs	(327.0)	(366.7)	(9.3)	(8.9)	(10.8)
Administrative expenses	(155.1)	(167.6)	(4.4)	(4.0)	(7.5)
Other operating expenses	(100.5)	(127.9)	(2.9)	(3.1)	(21.4)
Financial costs (from non-financial activities)	(153.1)	(125.5)	(4.4)	(3.0)	22.0
Earning on investments (equity method)	0.3	0.7	0.0	0.0	(54.7)
Exchange rate differences	(11.2)	23.4	(0.3)	0.6	-
Result of indexation units	(0.6)	1.2	0.0	0.0	-
Negative goodwill	-	0.6	0.0	0.0	-
Other net earnings (losses)	(11.7)	(135.3)	(0.3)	(3.3)	(91.3)
Income before income taxes	277.5	403.4	7.9	9.7	(31.2)
Income tax	(44.5)	(65.1)	(1.3)	(1.6)	(31.7)
Net income for the period	233.0	338.3	6.6	8.2	(31.1)
Income for the period attributable to the parent company’s equity holders	231.1	336.5	6.6	8.1	(31.3)

Income for the period attributable to minority interests	1.9	1.8	0.1	0.0	4.0

Net income for the period	233.0	338.3	6.6	8.2	(31.1)

Earnings per share
Basic and diluted earnings per share (US$)	0.68	0.99			(31.1)

2009 Compared with 2008

Net Income

Net income for the period decreased 31.1% from US$338.3 million in 2008 to US$233.0 million in 2009. Net income attributable to the parent company’s equity holders decreased 31.3% from US$336.5 million in 2008 to US$231.1 million in 2009.

The revenue decline during 2009 was partially offset by a strong capacity expansion and an improvement in demand in the passenger business, mainly driven by the domestic markets. The decline in cargo revenues reflected the impact of the global crisis in both import and export markets, as well as the salmon ISA Virus crisis in Chile. These negative impacts were partially offset by our entrance into new markets, and the expansion of our routes network. Operating costs declined mainly due to lower fuel prices, as well as due to expense-reduction initiatives. In addition, during 2008 the Company had recorded a provision of US$109.0 million in other net earnings in connection with a plea agreement entered into with the DOJ regarding an antitrust investigation related to our cargo business (see “Item 4. Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations”).

Operating Revenues

Operating revenues in 2009 totaled US$3,519.2 million, a 15.0% decrease as compared to total operating revenues of US$4,140.2 million in 2008. Our consolidated passenger revenues declined 7.0% to US$2,623.6 million in 2009 from US$2,820.8 million in 2008, due to a 16.0% decrease in yields (from US¢10.5 to US¢8.8), which was partially offset by a 10.7% increase in passenger traffic. Load factors increased from 76.6% in 2008 to 76.9% in 2009 as the 10.7% increase in traffic outpaced the 10.2% capacity increase. Overall, revenues per ASK decreased 15.6%. Traffic grew as a result of a 20.6% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 6.9% increase in international traffic. International traffic accounted for approximately 70% of our total passenger traffic during 2009. Yields decreased 16.0% as a result of lower fuel surcharges and lower fares due to price promotions implemented on certain routes as a result of weaker demand during 2009.

Domestic passenger revenues in Chile, Peru, Argentina and Ecuador, which accounted for approximately 36% of our total passenger revenues in 2009 as compared to approximately 32% in 2008, increased 2.6% to US$934.9 million in 2009 from US$911.5 million in 2008. Domestic passenger traffic (as measured in RPKs) increased 20.6%, while domestic passenger capacity (as measured in ASKs) increased 22.3%, resulting in a decrease in load factor from 76.0% in 2008 to 74.9% in 2009. Domestic passenger yield decreased 14.9% from US¢12.2 in 2008 to US¢10.4 in 2009, mainly due to lower fuel surcharges driven by lower fuel prices and lower fares due to price promotions.

International passenger revenues, which accounted for approximately 64% of total passenger revenues in 2009 as compared to approximately 67% of passenger revenues in 2008, decreased 11.1% to US$1,672.0 million in 2009 from US$1,880.9 million in 2008. International passenger traffic (as measured in RPKs) increased 6.9%, while passenger capacity (as measured in ASKs) increased 5.6% in 2009, resulting in an improvement in load factor from 76.9% in 2008 to 77.8% in 2009. Total international passenger yield (based on RPKs) decreased 16.9% to US¢8.0 in 2009 from US¢9.6 in 2008, driven by lower fuel surcharges and nominal fare decreases due to price promotions.

Cargo revenues fell by 32.1%, to US$895.6 million in 2009 from US$1,319.4 million in 2008, mainly driven by a 24.8% decrease in yields (US¢34.1 in 2009 from US¢45.4 in 2008), and coupled with a 9.7% decrease in traffic. In 2009, cargo traffic was impacted by the global economic crisis, a very weak seed export season, as well as by the decline in salmon exports from Chile as a result of the ISA virus. Capacity during 2009 decreased 6.0%. As a consequence, load factors decreased from 71.2% in 2008 to 68.4% in 2009. Revenues per ATK decreased 27.8% as compared to 2008.

Cost of Sales

Cost of sales in 2009 totaled US$2,522.8 million, representing a 12.8% decrease as compared to cost of sales of US$2,893.9 million in 2008. As a percentage of total revenues, cost of sales increased from 69.9% in 2008 to 71.7% in 2009.

The decline in cost of sales was driven by lower aircraft fuel expenses, which totaled US$959.6 million in 2009, a 30.9% decrease as compared to aircraft fuel expenses of US$1,388.8 million in 2008. Fuel expenses declined due to a 42.6% decrease in average fuel prices, which was partially offset by the Company’s recognition of a US$128.7 million fuel hedge loss, as compared to a US$35.4 million fuel hedge gain in 2008.

In addition, the Company recorded lower ACMI leases in the cargo business. These lower costs were offset in part by higher fleet costs. Depreciation expenses increased mainly due to the incorporation of two new Boeing 767 aircraft and three Airbus A319 aircraft to LAN’s fleet during 2009. For further information on depreciation policies, please refer to “Critical Accounting Policies” below, and Note 2 to our audited consolidated financial statements.

Aircraft maintenance expenses increased by 14.3%, from US$105.9 million in 2008 to US$121.0 million in 2009, due to a larger fleet and the escalation in maintenance contracts. Aircraft rental expenses increased mainly due to an increase in the average rental cost due to the arrival of two Boeing 777 freighters in the second quarter of 2009. Wages and benefits expenses increased mainly driven by an increase in average headcount during 2009, which was partially offset by an average depreciation of local currencies versus the U.S. dollar.

Passenger service expenses totaled US$92.8 million in 2009 compared to US$85.3 million in 2008. This represented an 8.8% increase driven mainly by a 16.3% increase in the number of passengers transported during 2009. This was partially offset by a decrease in on-board service costs due to a renegotiation of agreements with third party suppliers and an increase in logistics’ efficiencies in the on board service process.

As a result of the above, gross margin declined 20.1% from US$1,246.3 million in 2008 to US$996.4 million in 2009.

Other operating income decreased by 4.3% to US$154.5 million in 2009 from US$161.4 million in 2008, mainly driven by a decrease in onboard sales, storage and custom services to third parties and lower revenues from aircraft leases, which was partially offset by higher revenues from tour and travel services. Interest income decreased by 1.6% to US$18.2 million in 2009 from US$18.5 million in 2008 as a higher cash balance during 2009 was largely offset by lower interest rates. Marketing costs increased by 6.7% from US$107.3 million in 2008 to US$114.5 million in 2009, mainly driven by higher selling and marketing expenses.

Distribution costs declined 10.8% from US$366.7 million in 2008 to US$327.0 million in 2009.This decline was driven by lower commissions to agents (related to both passenger and cargo sales), which decreased by 24.4% to US$143.9 million in 2009 from US$190.2 million in 2008, due to a 15.0% decrease in traffic revenues (passenger and cargo), coupled with a 0.5% reduction in average commissions. This reduction was mainly related to lower commissions in the passenger business as a result of a higher penetration of internet sales and to a higher percentage of passengers traveling in Economy Class.

Administrative expenses declined 7.5% from US$167.6 million in 2008 to US$155.1 million in 2009 due to lower general and administrative expenses, offset in part by higher wages related to administrative personnel and higher asset (non aircraft) depreciation.

Other operating expenses declined 21.4% from US$127.9 million in 2008 to US$100.5 million in 2009, as a result of lower sales costs, as well as lower costs related to on-board sales, employee travel expenses and lower general expenses.

Financial costs (from non-financial activities) increased by 22.0% to US$153.1 million in 2009 from US$125.5 million in 2008 due to increased average long-term debt related to fleet financing.

Exchange rate differences decreased to an expense of US$11.2 million in 2009 from a gain of US$23.4 million in 2008. In addition, during 2009 the Company recognized a US$28.0 million charge related to the impact that the devaluation of the Venezuelan currency had on the Company’s operations in that country.  As of December 31, 2009 the Company held US$ 28.0 million in assets located in Venezuela (net of  already registered charges), of which  over 94.0% constituted cash equivalents. On a consolidated basis, the Company’s assets related to its operations in Venezuela represented less than 0.5% of the total assets of the Company.  For the year 2009, operating revenues of the Venezuelan regional office represented 2.4% of the Company’s consolidated revenues.  Given the foregoing, the Company does not foresee that hyperinflationary accounting will have a material effect on the Company in the near future.

Other net earnings (losses) amounted to a loss of US$11.7 million in 2009 as compared to a loss of US$135.3 million in 2008. In 2008, the Company recorded a provision of US$109.0 million in other net earnings in connection with a plea agreement entered into with the DOJ regarding an antitrust investigation related to our cargo business (see “Item 4. Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations”).

Income tax expense decreased by 31.7%, amounting to US$44.5 million in 2009 as compared to US$65.1 million in 2008. This was mainly the result of a 31.2% decrease in pre-tax income, coupled with a 0.1% decrease in the average tax rate (currently 16.1%) in 2009. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 20 to our audited consolidated financial statements.

U.S. Dollar Presentation and Price-Level Adjustments

General

Foreign currency transactions

(a)           Presentation and functional currencies

The items included in the financial statements of each of Lan Airlines and its consolidated subsidiaries are valued using the currency of the main economic environment in which the entity operates (the “functional currency”). The functional currency of Lan Airlines is the U.S. dollar, which is also the currency of presentation of the consolidated financial statements of Lan Airlines and its subsidiaries.

(b)           Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation, at the closing exchange rates, of the monetary assets and liabilities denominated in foreign currency, are shown in the consolidated statement of income.

(c)           Group entities

The results and financial position of all the LAN entities (none of which utilizes the currency of a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

(i)            Assets and liabilities of each consolidated statement of financial position are translated at the closing exchange rate on the date of the consolidated statement of financial position;

(ii)           The revenues and expenses of each results account are translated at monthly average rates; and

(iii)           All the resultant exchange differences are shown as a separate component in net equity.

For consolidation purposes, exchange differences arising from the translation of a net investment in foreign entities (or in local entities with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for such investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (80% in 2009) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (65% in 2009) is denominated in dollars or pegged to the U.S. dollar, in particular fuel costs, landing and overflight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (91% as of December 31, 2009), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2009, 88% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange profit of US$23.4 million in 2008 and a net foreign exchange loss of US$11.2 million in 2009, which are set forth in our consolidated statement of income under “Exchange rates differences.” For more information, see Notes 2.3(a) and 34 to our audited consolidated financial statements. The loss incurred in 2009 was mainly related to the depreciation of the Chilean peso against the U.S. dollar.

IFRS/Non-IFRS Reconciliation

We use “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our “total costs” by our total ATKs. “Total costs” are calculated by starting with operating costs as defined under IFRS and making certain adjustments for interest costs and other  revenues. The cost component is further adjusted to obtain “costs per ATKs excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies.  These metrics should not be considered in isolation or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity.

The table below reconciles operating costs as defined by IFRS to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations.”

	2009	2008
Cost per ATK
Operating cost (US$ thousands)	3,219,821	3,663,395
+ Interest expense (US$ thousands)	153,109	125,488
− Other operating income(US$ thousands)	154,534	161,422
ATK operating costs	3,218,396	3,627,461
Divided by system’s ATKs (thousands)	7,811,446	7,652,230
= Cost per ATK (US$ cents)	41.20	47.40

Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	3,218,396	3,627,461
− Actual fuel expenses (US$ thousands)	959,608	1,388,826
+ (Gallons consumed) times (previous year’s fuel price)	1,410,767	1,019,420
ATK operating costs excluding fuel price variations	3,669,550	3,258,055
Divided by system’s ATKs (thousands)	7,811,446	7,652,230
= Cost per ATK excluding fuel price variations (US$ cents)	46.98	42.58

In addition, we use revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis. To obtain our unit revenues, which are used by our management in the analysis of our results, we divide our passenger revenues by our total ASKs and our cargo revenues by our total ATKs. We use our revenues as defined under IFRS for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. It is not an IFRS based measure of performance or liquidity. This metric should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2009	2008

Passenger Revenues (US$ million)	2,623.61	2,820.83
ASK (million)	38,777.14	35,176.15
Passenger Revenues/ASK (US$ cents)	6.8	8.0
Cargo Revenues (US$ million)	895.55	1,319.42
ATK (million)	3,834.98	4,080.25
Cargo Revenues/ATK (US$ cents)	23.4	32.3

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

Accounting estimates judgments

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these basically refer to:

•	The evaluation of possible impairment loss for certain assets.

•	The useful life and residual value of fixed assets and intangible assets.

•	The criteria employed in the valuation of certain assets.

•	Air tickets sold that are not actually used.

•	The calculation of deferred income at the period-end corresponding to the valuation of kilometers credited to holders of the LANPASS loyalty card, pending their use.

•	The need for provisioning and, if required, the value of such provisions.

•	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed. Events taking place in the future might result in a modification of such estimates prospectively and for future periods.

Revenue Recognition

Operating revenues include the fair value of the proceeds received or to be received on sales of goods and services, in the ordinary course of the Company’s business. Operating revenues are shown net of refunds, rebates and discounts.

(a)           Sales of services

a.1           Passenger and cargo transport

We recognize passenger and cargo revenues either when the transportation service is provided or when we determine that the tickets will not be used or refunded, which, in the case of passenger revenues, reduces the air traffic liability. We estimate revenue breakage based on historical breakage experience that takes into account the aging of tickets that will not be used or refunded. Commissions payable related to such unearned earnings are shown net of the air traffic liability.  Other revenues, including aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering, are recognized when services are provided.

The amount of passenger ticket sales not yet recognized as revenue is reflected as an air traffic liability. Air traffic liability includes estimates of the amount of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has passed. We perform periodic evaluations of this estimated liability based on actual results. Any adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to the differences between our estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Actual events and circumstances may differ from historical fare sale activity and customer travel patterns and can result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate our estimates periodically. If actual refunds, exchanges or forfeitures fall outside of our estimated ranges, we review our estimates and assumptions and adjust air traffic liability and passenger revenues as necessary. Our estimation techniques have been consistently applied from year to year and in the last two years, deviations from our estimates did not result in material differences that required adjustments. Nevertheless, as with any estimates, actual results may vary from estimated amounts.

a.2           Frequent flyer program

The Company has a frequent flyer program called LANPASS. The objective of the program is to achieve customer loyalty through the delivery of kilometers every time the members make certain flights, use the services of partner entities or make purchases with associated credit cards. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The audited consolidated financial statements include liabilities for this concept (deferred income), based on the estimate of the valuation established for the kilometers accumulated pending use at that date (in accordance with IFRIC 13: “Customer loyalty programs”).

Property and Equipment

The lands of Lan Airlines and its subsidiaries are recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation.

Advance payments to manufacturers of aircraft are activated by the Company under “Construction in progress” until their receipt, when they are liquidated.

Subsequent costs (such as replacement of components, improvements and extensions) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment will end up flowing to the Company and the cost of such element can be determined reliably. The value of the component replaced is written-off in the books. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives; except in the case of certain technical components, which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the value of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount. For more information, see Notes 2.7 to our audited consolidated financial statements.

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

Maintenance

Costs incurred in connection with scheduled major maintenance of aircraft fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, based on cycles and flight hours. Unscheduled maintenances of aircraft and engines are charged to income as incurred.

Derivative Financial Instruments and Hedging Activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)           Hedge of the fair value of recognized assets (“fair value hedge”);

(b)           Hedge of a concrete risk associated with a recognized liability or an expected highly-probable transaction (“cash-flow hedge”); or

(c)           Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transaction. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item hedged is over 12 months, and as a current asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as a current asset or liability.

(a)           Fair value hedges

Changes in the fair value of derivatives designated and that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)           Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under “Other net gains (losses).”

In the case of variable interest-rate hedges, the amounts recognized in equity are reclassified to results within Financial cost at the time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When the hedged transaction is no longer expected to occur, the gain or loss accumulated in net equity is reclassified immediately to the consolidated statement of income as “Other net gains (losses).”

(c)           Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in “Other net gains (losses).”

Deferred Income Taxes

Deferred taxes are calculated, based on the balance-sheet method, on the temporary differences arising between the fiscal amounts of assets and liabilities and their book values. However, if deferred taxes arise from the initial recognition of a liability or an asset in transactions other than business combinations that at the time of the transaction does not affect the accounting result or the tax gain or loss, such deferred taxes are not booked. The deferred tax is determined using the tax rates and laws that have been enacted or substantially enacted by the balance sheet day, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred taxes are not recorded on temporary differences that arise on investments in subsidiaries because the Company controls the timing of the reversal of these differences and estimates that they will not reverse in the foreseeable future.

Liquidity and Capital Resources

Our cash and cash equivalents totaled US$791.9 million as of December 31, 2009 compared to US$411.0 million as of December 31, 2008. The increase in our cash and cash equivalents during 2009 was due to lower operational costs, the receipt of disbursements derived from various three year unsecured commercial bank loans entered into to increase our liquidity position and the reimbursement of margin call deposits which were held with different counterparties as of December 31, 2008.

Cash from operations is derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations. Net cash inflows from operating activities were US$845.8 million in 2009 and US$631.1 million in 2008. Net cash inflows increased $214.7 million due to lower fuel costs and recovery of cash posted as collateral in connection with fuel and interest rate derivatives.

In recent years, we have been able to meet our working capital and capital expenditure requirements through cash from our operations. Given the nature of our business, the Company generally benefits from having a positive working capital (cash inflows). We expect to continue generating positive working capital through our operations. However, we cannot predict whether current trends and conditions will continue, or how the effects of competition or other factors that are beyond our control could affect us.

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. During the first quarter of 2009, the Board of Directors of the Company approved entering into loans with different local financial institutions for a total of US$250 million in order to increase the Company’s cash position during the global economic crisis. As of December 31, 2009 the Company had borrowed the equivalent of US$252 million in U.S. dollar and Chilean peso denominated facilities. In order to avail itself of U.S. dollar cash flows, the Company entered into cross currency swaps for an equivalent amount of US$171 million. As of December 31, 2009, we maintained US$515 million in short-term credit lines with both local and foreign banks. With respect to collateral posting, during the first semester of 2009, the Company issued stand-by letters of credit for approximately US$98.0 million for the partial replacement of US$177.8 million cash collateral. The issuance of such letters of credit and the increase of the price of crude oil in the first semester of 2009 resulted in a reduction of the cash pledged to financial institutions to US$2.4 million as of December 31, 2009.

Cash capital expenditures were US$538.6 million in 2009 and US$779.3 million in 2008. The decrease in capital expenditures was due to a lower number of aircraft acquired during 2009.

Our capital expenditures for 2009 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated to our fleet in 2009, 2010 and 2011;

•	the acquisition of three Airbus A319 Passenger aircraft and three Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2008 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2008, 2009 and 2010;

•	the acquisition of four Boeing 767-300 Passenger aircraft, ten Airbus A318 Passenger aircraft, two Airbus A319 and two A320 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

For more information about current and future capital expenditures, see “—Capital Expenditures” under this Item 5. The difference between net cash used in investing activities and cash capital expenditures during 2008 and 2009 relates mainly to the investment in and sale of financial instruments.

Net cash inflows from financing activities were US$99.2 million in 2009, compared to US$100.4 million in 2008. Such variance was due to higher loan payments offset by lower dividend payments. In 2009, our main uses of cash were US$261.7 million for loan payments, US$139.6 million for dividends payments and US$129.3 for interest payments. In 2008, our main uses of cash were US$222.4 million for dividend payments, US$102.6 million for loan payment and US$81.4 million for interest payments.

Our cash and cash equivalents are mainly held in U.S. dollars or U.S. dollar-based instruments. A fraction (around 10%) of our cash position is held in currencies other than U.S. dollars to fulfill short-term obligations denominated in local currencies.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2009 we have financed the acquisition of 17 Boeing 767-300 Passenger aircraft and eight Boeing 767-300 Freighters through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either 12 or 15 years. The Ex-Im Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans or with our own funds. Our Ex-Im Bank supported financings are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted almost all of our floating rate debt under these loans into fixed rate debt. See “Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Interest Rates” under Item 11 for more information. Between 2004 and 2008, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. As of December 31, 2009, the total amount outstanding under our Ex-Im Bank-supported financings totaled US$1,186.9 million.

In 2000, in order to finance our Airbus aircraft, we entered into a US$1.3 billion umbrella credit facility with a syndicate of international financial institutions under which we borrowed in the form of separate loans in connection with the specific financing requirements of each Airbus aircraft (including pre-delivery and long-term financings). This umbrella facility provided for guarantees from the English, French and German export credit agencies and contained customary terms for the industry, including standard events of default. Loans under the facility were denominated in U.S. dollars and bore interest at floating rates linked to LIBOR. The majority of these loans were converted into fixed rate loans through interest rate swaps. All the aircraft acquired under this facility were delivered by the end of 2005. In late 2005, we decided to negotiate a US$920 million facility to finance the acquisition of the 32 Airbus A320-Family Aircraft that were received in 2006, 2007, 2008 and in the first quarter of 2009. The new facility, arranged in early 2006, provided us with guarantees from the export credit agencies for 85% of the net purchase price of each aircraft. The remaining 15% of the net purchase price was funded internally. As of March 31, 2009, all the aircraft acquired under this new facility have been delivered and there are no remaining availabilities thereunder.

Our total long-term debt (including capital leases) as of December 31, 2009, was US$2,694.8 million compared to US$2,373.2 million in 2008. The increase in long-term debt during 2009 relates to the incorporation of debt-financed fixed assets and the loan taken with local financial institution to increase liquidity. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2009, we had 16 aircraft under operating leases, and we had minimum lease payment obligations of US$444 million compared to US$207 million as of December 31, 2008. The average interest rate of our long-term debt was 5.0% as of December 31, 2009. Of the total debt amount, 95.0% accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. As of December 31, 2009, we also had purchase obligations for

•	13 Airbus A319, 32 Airbus A320s;

•	4 Boeing 767-300 Passenger aircraft;

•	3 Boeing 767-300 Freighter aircraft;

•	1 Boeing 777-200 Freighter aircraft; and

•	26 Boeing 787 Passenger aircraft;

amounting to a combined total of US$5,419 .0 million, with delivery between 2010 and 2018.

The following table sets forth our material expected obligations and commitments as of December 31, 2009:

	Payments due by period, as of December 31, 2009
	Total	2010	2011	2012	2013	2014	Thereafter
	(in US$ millions)
Principal debt payments	2,185.5	229.2	241.8	251.8	224.1	204.5	1,034.1
Interest debt payments	469.5	91.6	80.8	69.3	57.9	48.7	121.2
Capital leases(1)	297.2	59.9	61.5	51.3	41.7	41.5	41.4
Operating leases(2)	836.3	92.4	90.9	81.9	67.5	54.4	449.2
Purchase obligations	5,419.0	412.4	1,027.8	512.8	876.8	325.0	2,264.2
Total	9,207.5	885.5	1,502.8	967.1	1,268.0	674.1	3,910.1

(1)	Includes interests.
(2)	Includes aircraft leases and other non-cancelable leases.

Trend Information

During 2010, we expect a significant recovery in both passenger and cargo operations as a result of expected improvements in the economic activity after the global crisis that affected markets worldwide during 2009. Specifically, we expect to face:

•
revenue growth in the passenger business, driven by capacity expansion and a recovery in yields. During January and February 2010, passenger traffic increased 13.8%, driven mainly by a strong recovery in international passenger operations, which increased 15.8% as compared to 2009. During such period, total passenger capacity increased 9.4%, leading to a 3.2 points  increase in load factors from 78.9% to 82.1%. On February 27, 2010, Chile was struck by a strong earthquake that caused significant damage to the Santiago international airport. As a result of the earthquake, outbound LAN’s operations had to be shut down for three days and significantly reduced for several weeks thereafter. This event affected March 2010 passenger traffic, which declined 8.2% as compared to March 2009. If compared with the first quarter of 2009, during the first quarter of 2010 total passenger traffic increased 6.7%, with a 4.9% capacity increase, causing a 1.4 points increase in load factors from 78.0% to 79.3%. Passenger yields show an improving trend, with 6.6% increase if compared to first quarter 2009. During April and May 2010, we observed improving demand trends as operations return to normal levels after the impact of the earthquake, with RPKs growing 0.1% in April 2010 and 13.9% in May 2010, as compared to the same period in 2009. We also continue to observe improvements in yields.

•
a strong recovery in cargo demand, in line with global and regional trends. This recovery is expected to be driven by a sustained increase in the Brazilian import market, by an increase in our capacity between Latin America and Europe (with the new Boeing 777 Freighters delivered in 2009) and by the new domestic cargo operation in Brazil launched in March 2009. During the first quarter of 2010, cargo demand as measured in RTKs increased 29.0% with higher fares compared with the first quarter of 2009 as yields increased 4.9%. During April and May 2010, RTKs continued to increase, growing by 39.6% and 39.3% as compared to April and May 2009.

In 2010, we expect to continue expanding and diversifying our revenue base through the expansion of our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. For example, in the first quarter of 2010, we received one Boeing 767 aircraft designated for international long-haul passenger operations and we expect to receive eight additional passenger aircraft (all Airbus A320 family aircraft designated for domestic and regional passenger operations) during the second half of 2010.

In the cargo business, we will continue adjusting our routes and our capacity mix to adapt to changing cargo flows and to take advantage of expansion opportunities. During 2010, we intend to expand our Boeing 777 Freighter operation between Latin America and Europe, adding a fifth weekly frequency, and our domestic cargo operation in Brazil. Although cargo operations continue to be affected by reduced salmon exports from Chile as a result of the ISA Virus, the flexibility of Lan Cargo’s freighter network has allowed us to accommodate lower demand from Chile and reassign freighter capacity accordingly. We are currently evaluating an increase in cargo capacity for 2010 and 2011.

We continue to have a significant amount of flexibility to adjust the size of our fleet. Between 2011 and 2013, we will have ten operating lease expirations (including Japanese operating leases) in our wide body passenger fleet, which can be exercised without cost. Furthermore, during 2010 part of our Boeing 767 fleet will begin to be fully paid for, providing us with additional flexibility.

We also intend to lower our cost structure and offset reductions in demand through careful cost management and more efficient asset utilization and we aim at increasing efficiency by streamlining our support processes, reducing commercial costs, continuing with the implementation of our new business model for short-haul operations, and continuing with the implementation of the LEAN system in our processes.

We expect jet fuel prices to continue being volatile in 2010 and we expect to continue using fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses, to help protect us against short-term movements in crude oil prices. For instance, as of March 31, 2010 we have hedged approximately 62% of our estimated fuel requirements for the second quarter 2010, 42% for the third quarter, and 37% for the fourth quarter, as well as 10% of our estimated fuel requirements for the first quarter of 2011. These hedging instruments are comprised by a combination of collars and swaps at an average price of approximately US$79 per barrel.

Capital Expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. Net cash flow used in investment activities totaled US$538.6 million in 2009 and US$779.3 million in 2008. The decrease in capital expenditure is explained by a lower number of aircraft acquired during 2009 partially offset by a higher expenditure in pre-delivery deposits.

The following chart sets forth our estimate, as of May 10, 2010, of our future capital expenditures for 2010, 2011, 2012, 2013 and 2014:

	Expenditures by year, as of May 10, 2010
	2010	2011	2012	2013	2014

	(in US$ millions)
Expenditures on aircraft	426	1,058	790	1,129	289
PDPs (1)	312	7	(47)	(289)	90
Purchase Obligations	738	1,065	743	840	380
Other expenditures(2)	136	126	160	172	162
Total	875	1,191	903	1,012	542

(1)	Pre-delivery payments.
(2)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Business of the Company — Fleet” under Item 4 above. Principally, we have projected our capital expenditures based on:

•	the delivery of eight Airbus A320-Family Aircraft in 2010, 15 in 2011, eight in 2012, 10 in 2013 and four in 2014;

•	the delivery of one Boeing B767-300 Passenger aircraft in 2010 and three in 2011;

•	the delivery of one Boeing 777 Freighter aircraft in 2012;

•	the delivery of two Boeing 787-8 passenger aircraft in 2011, three in 2012 and five in 2013;

•	the implementation of a new host system as a part of a three year capital expenditure plan, totaling approximately US$ 48 million; and

•	expenses related to the incorporation of the new Boeing 787 Family aircraft for a total expenditure amount of US$ 41.0 million during 2010.

We expect that cash generated from operations, short-term credit-lines and long-term syndicated loans with various banks will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

Credit Card Receivables Securitization

We have raised a total of US$100.0 million through two similar transactions involving the private placement of certificates backed by our credit card receivables. In these transactions, we sold our right to receive certain present and future U.S. dollar payment obligations, referred to as future credit card receivables, arising from the purchase of passenger tickets and related services in the United States through American Express, Diners Club, Discover, Visa and MasterCard to Pelican Finance Ltd. (“Pelican”). In the first transaction, completed in March 1999, we sold US$60.0 million of our future credit card receivables to Pelican which then issued notes to a United States trust, backed by payments received on these payment obligations, which in turn issued trust certificates, backed by payments received on the notes, to investors. This transaction had a term of seven years and our sale of these receivables authorized Pelican to collect payments on them until March 2006. We utilized this securitization facility to pay down our short-term debt. Final payment for this transaction was made in June 2006. In August 2002, we entered into a similar sale of future credit card receivables to Pelican for an additional US$40.0 million. This transaction had a term of seven years, with a four-year grace period on principal payments. Our sale of these receivables authorized Pelican to collect payments on them until the earlier of the date the notes issued by Pelican were fully redeemed and August 2009. We utilized this securitization facility to improve our liquidity.  Final payments for this transaction were made on June 30, 2009.

As of March 31, 2010, LAN has no securitization agreement in place.

Off-Balance Sheet Arrangements

As of December 31, 2009 the Company had aircraft and aircraft engines under operating leases. These operating leases provide us with great flexibility to adjust to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value.

Under the aforementioned operating leases, LAN is responsible for all maintenance, insurance and other costs associated with operating these aircraft. The Company has not made any residual value or similar guarantees to our lessors. There are certain guarantees and indemnities to other unrelated parties that are not reflected on the Company’s balance sheet, but we believe that these will not have a significant impact on our results of operations or financial condition.

The Company operates 17 aircraft under a financing structure called Japanese Operating Lease (“JOL”). This method involves the creation of a special purpose entity that acquires aircraft with bank and third party financing. Under Chilean GAAP JOLs were booked as operating leases, generating a charge for aircraft leasing in the consolidated statement of income. Since the Company moved towards IFRS accounting, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability.

Revenues from aircraft under operating leases account for approximately 17% of the total revenues of the Company.

As of March 31, 2010 we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 37 to our audited consolidated financial statements for a more detailed discussion of these commitments.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The management of Lan Airlines is conducted by its board of directors which, in accordance with Lan Airlines’ by-laws, consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

The current board of directors was elected at the annual shareholders’ meeting held on April 29, 2010. Its term expires in April 2012. The following are Lan Airlines’ directors and senior management:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director
Ramón Eblen Kadis(3)	Director
Bernardo Fontaine Talavera	Director
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Ignacio Cueto Plaza(2)	President and Chief Operating Officer
Alejandro de la Fuente Goic	Chief Financial Officer
Armando Valdivieso Montes	Chief Executive Officer-Passenger
Cristián Ureta Larraín	Chief Executive Officer-Cargo
Roberto Alvo Milosawlewitsch	Senior Vice President, Strategic Planning and Corporate Development
Cristian Toro Cañas	Senior Vice President, Legal
Enrique Elsaca Hirmas	Senior Vice President, Operations
Emilio del Real Sota	Senior Vice President, Human Resources
Rene Muga Escobar	Senior Vice President, Corporate Affairs

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in May 2010.
(2)
Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers, and Mr. Juan Cueto Sierra is their father. All four are members of the Cueto Group (as defined in “Item 7”), the Controlling Shareholders.

(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”
(4)	Mr. Carlos Heller Solari is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of Lan Airlines’ directors and senior management.

Directors

Mr. Jorge Awad Mehech, 64 years old, has served as chairman and member of Lan Airlines’ board of directors since July 2001. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2012. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Additionally Mr. Awad serves on the board of directors of Banco de Chile. He is also a board member of ICARE (Instituto Chileno de Administración Racional de Empresas), a Chilean organization seeking to promote private enterprise and Prohumana a Chilean organization that promotes corporate social responsibility within Chilean corporations. As of March 31, 2010, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of Lan Airlines, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of Lan Airlines’ outstanding shares).

Mr. Darío Calderón González, 63 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Calderón has been a partner in Calderón y Cía, a Chilean law firm, since 1970. Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramédica S.A., Imprenta A Molina Flores S.A., Enjoy S.A., and Nutrechile A.G.

Mr. José Cox Donoso, 55 years old, has served on Lan Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cox has also served as chairman of the board of directors of Lan Cargo since September 1995. In addition, Mr. Cox serves on the board of directors CMB-Prime Asset Managing Corp. and Socovesa S.A. As of March 31, 2010, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of Lan Airlines, through Asesorías e Inversiones Ilihue Limitada, 2,654,324 common shares of Lan Airlines (0.78% of Lan Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 50 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A. and Minera Michilla S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of Lan Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2010, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (34.1% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Juan Cueto Sierra, 80 years old, was one of the founders of Fast Air in 1978 and has served on Lan Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively.

Mr. Ramón Eblen Kadis, 65 years old, has served on Lan Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of Lan Airlines). As of March 31, 2010, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of Lan Airlines (approximately 9.38% of Lan Airlines’ outstanding shares) held by the Eblen Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Bernardo Fontaine Talavera, 45 years old, has served on Lan Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Fontaine was Head of the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Deutsche Bank Chile, Metro S.A., Aquamont S.A., South-Am S.A. and Loginsa S.A. He is also the general manager of Tres Mares S.A., Indigo S.A. and Sarlat S.A., which owned, together, as of March 31, 2010, 5,500,000 shares of Lan Airlines S.A. (1.6% of Lan Airlines’ outstanding shares).

Mr. Carlos Heller Solari, 48 years old, joined Lan Airline’s board of directors in May 2010.  Mr. Heller´s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Heller has a vast experience in the retail, transports and agriculture sectors. Mr. Heller is Vice President of Bethia (holding company and owner of Axxion), Chairman of Axxion S.A., Club Hípico de Santiago, Sotraser S.A. and Agrícola Ancali. He also participates as a board of directors member of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A. and Titanium S.A. Additionally he is the major shareholder and Vice President of “Azul Azul” (Universidad de Chile’s first division soccer team administrator).

Mr. Gerardo Jofré Miranda, 60 years old, has joined Lan Airlines’ Board of directors on May 2010. Mr. Jofré´s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Jofré is Chairman of Codelco and member of the boards of directors of Construmart S.A. and Air Life Chile S.A. Mr. Jofré is President of Saber Más Foundation and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2008 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies.

Senior Management

Mr. Enrique Cueto Plaza, 51 years old, is Lan Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on Lan Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of Lan Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2010, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (34.1% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, 46 years old, is Lan Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, a position he assumed in 1999. Mr. Cueto served on the board of directors of Lan Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LAN Cargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, director of Lan Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of March 31, 2010, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (34.1% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Alejandro de la Fuente Goic, 51 years old, is Lan Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined Lan Airlines in April 1995. Prior to joining Lan Airlines, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of March 31, 2010, Mr. de la Fuente owned 37,383 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 47 years old, is Lan Airlines’ Chief Executive Officer-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of March 31, 2010, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Cristian Ureta Larrain, 47 years old, is Lan Airlines’ Chief Executive Officer-Cargo, a position he assumed in 2005. Mr. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University. Between 2002 and 2005 Mr. Ureta served as Production Vice President for Lan Cargo. Between 1998 and 2002 he was Lan Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, 41 years old, is Lan Airlines’ Senior Vice-president Strategic Planning and Development, a position he assumed in 2008. Prior to holding his current position, Mr. Alvo served as CFO of Lan Argentina from 2005 until 2008, as Vice-president of Development of Lan Airlines from 2003 until 2005 and Vice-president of Treasury of Lan Airlines from 2001 until 2003. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Cristian Toro Cañas, 39 years old, is Lan Airlines’ Senior Vice President, Legal, a position he assumed in January 2008. Mr. Toro has a law degree from Pontificia Universidad Católica de Chile (1993), as well as a master's law degree (MCJ 97') from New York University. Prior to joining Lan Airlines, Mr. Toro served as General Counsel for Citibank Chile, where he worked and held various positions from 1997 until 2007. He also worked as an international trainee at Shearman & Sterling in New York (1999).

Mr. Enrique Elsaca Hirmas, 42 years old, is Lan Airlines’ Senior Vice President, Operations, a position he assumed in 2008. Between 2004 and 2008, Mr. Elsaca served as Senior Vice President, Strategic Planning.  Mr. Elsaca has a degree in industrial engineering from Pontificia UniversidadCatólica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining Lan Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 45 years old, is Lan Airlines’ Senior Vice President, Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of DYS, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Mr. Rene Muga Escobar, 46 years old, is Lan Airlines’ Senior Vice President of Corporate Affairs.  Mr. Muga holds a degree in Business Administration and a Master’s degree in International Economic Relations from the Catholic University of Chile. Previously, he was General Manager of the Confederation for Production and Commerce, which groups and represents the Chilean business community. During his career he also was Director of Business Development of the Corporación Nacional del Cobre de Chile (“CODELCO”), the leading mining company in Chile and the world’s largest copper producer.

Compensation

For the year ended December 31, 2009, the aggregate amount of compensation we paid to all executives and senior managers was US$61.9 million, which did not include US$14.1 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

Under Chilean law, Lan Airlines must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from Lan Airlines for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Supervisor, or “SVS”), the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participate in any stock option plans.

Lan Airlines’ directors are paid 24 UF per meeting (56 UF for the chairman of the board). Lan Airlines also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment.

On April 5, 2007, the extraordinary shareholders meeting approved a capital increase of 22,090,910 shares. The same meeting designated 10% of the approved capital increase (2,209,091 shares) for purposes of a proposed employee stock option compensation plan. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan. For more detailed information, please see Note 39 to our audited consolidated financial statements.

As set forth in further detail in the following table, in 2009 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$133,653.03.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	34,548.97
Ramón Eblen Kadis	21,875.38
José Cox Donoso	20,083.36
Darío Calderón González	10,937.69
Andrés Navarro Haeussler	6,199.49
Juan José Cueto Plaza	10,937.69
Juan Cueto Sierra	7,195.09
Bernardo Fontaine Talavera	10,937.69
Ignacio Guerrero Gutiérrez	10,937.69
Total	133,653.03

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

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

Under Chilean law we are required, to the extent possible, to appoint a majority of independent directors to the board of directors committee. The corresponding independence requirements are set forth in Chilean Corporation Law, as amended by Law No. 19,705, and relate to the relationship between the directors and the shareholders that control a corporation. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders.

Pursuant to U.S. regulations, we are required to have an audit committee of at least three board members, which complies with the independence requirements set forth in Rule 10A-3 under the Exchange Act. Given the similarity in the functions that must be performed by our Board of Directors’ Committee and the audit committee, our Board of Directors’ Committee serves as our Audit Committee for purposes of Rule 10A-3 under the Exchange Act.

As of May 25, 2010, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of May 25, 2010, the committee members were Mr. Jorge Awad Mehech, Mr. Gerardo Jofré Miranda and Mr. Ramón Eblen Kadis. We pay each member of the committee 24 UFs per meeting.

Employees

General

The following table sets forth the number of employees in various positions at Lan Airlines, Lan Cargo and our other subsidiaries.

	As of December 31, 2009
Employees(1)	2009	2008	2007
Administrative	3,106	3,181	3,106
Sales	2,352	2,276	2,352
Maintenance	2,264	2,147	2,264
Operations	4,852	4,784	4,852
Cabin crew	2,890	2,587	2,890
Cockpit crew	1,380	1,346	1,380
Total	16,844	16,321	16,844

(1)	By the end of 2009, approximately 59% of our employees worked in Chile, 39% in other Latin American countries and 2% in the rest of the world.

We have a performance-related pay structure for our administrative, management and flight personnel (such as cabin crew members, airport and sales agents, call-center employees, and some back office employees) including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2009, over 94% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

We provide our employees with medical insurance complementary to the coverage of the private health system, and also grant other benefits, such as free and discounted airline tickets, to our permanent employees. In 2009, a stock option compensation plan was offered to key senior executives. For a detailed description of the stock option compensation plan, please see Note 39 to our audited consolidated financial statements for the fiscal year ended December 31, 2009.

As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees. However, the pilots’ collective bargaining agreement includes a clause that permits resignation with severance payment, in case a pilot reaches a certain age and is still providing services to the company.

One of our main goals for 2009 was to complete the first stage of the communication of our four principal values (safety and security, achievement, efficiency and warmth) to our employees. The campaign included internal training sessions, internal memoranda and posters to explain the meaning of each value and how employees can further these values in their daily work.

Training

Some of our populations, such as the flight operations, maintenance and customer ground operations personnel undergo training when they join the Company and throughout their employment with us. We invested US$8.0 million in 2007, US$12.5 million in 2008 and US$12.4 million in 2009. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We maintain an agreement with CAE (a Canadian firm specializing in flight simulators and training centers) to develop a pilot training center in Santiago de Chile. This training center includes two Airbus A320 and one Boeing 767 Full Flight simulators plus 1 MFTD A320/340 simulator. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

During 2009, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

Two collective contracts are in place between Lan Airlines and its pilots, both through the pilots’ union. Non-unionized pilots (less than 5% of the pilot corps), have the same benefits, through direct extension of the union’s collective agreement. These contracts were negotiated in February 2009 and expire between August 2012 and January 2013. Lan Cargo is also a party to an employment agreement with its pilots that expires in November 2012. Finally, Lan Express has two collective agreements with its pilots, both unionized and non-unionized. Those contracts expire between September and December 2012.

Lan Airlines has also entered into collective bargaining agreements covering the majority of its flight attendants that expire at various times, ranging from June 2009 to September 2011. Lan Airlines renewed the collective bargaining agreements with its maintenance personnel in June 2008 for a period of four years. The collective bargaining agreement with maintenance personnel working for Lan Express, one of our Chilean subsidiaries, will expire in 2011. The agreement with the union representing our administrative personnel from Lan Airlines expires in July 2013. The contract of the Lan Express administrative personnel expires in April 2013.

The majority of Lan Argentina’s employees belong to industry-wide unions.  Currently, labor relations are stable. In 2005, Lan Argentina hired employees from another airline and agreed to maintain their employment conditions and labor stability during a three-year period. The conditions and labor relations that Lan Argentina had to maintain expired on September 2008, a situation that did not generate any conflict for the company. During 2009, we renewed the collective agreements with pilots and maintenance personnel; the negotiations were developed with a fluid dialogue between the parties. On December 2009, salary agreements were finalized with the five unions in Lan Argentina. These agreements expire on September 2010. In 2010 the three remaining collective agreements (Land personnel, Hierarchical Personnel and Cabin Crew) will expire.

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

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Controlling Shareholders

As of December 31, 2009, two shareholder groups controlled the Company. These shareholder groups were:

•	the Cueto Group, which included Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain other family members; and

•	the Piñera Group, which included Mr. Sebastián Piñera Echenique and certain members of his family.

Beginning in the first quarter of 2010, the Piñera Group, which owned 26.3% of the voting common shares as of December 31, 2009, commenced to sell its ownership of the Company after Sebastián Piñera Echenique was elected as the new president of Chile.

On March 9, 2010, the Cueto Group acquired an 8.6% stake of the Company from the Piñera Group. As a result of this transaction, the shareholders agreement between the two groups was terminated.

In addition, the Piñera Group sold 9.8% of the Company through two auctions in the Santiago Stock Exchange, which took place on February 25, 2010 and on March 25, 2010 respectively.

Finally, on March 24, 2010, the Piñera Group signed an agreement to sell an additional 8.0% stake in the Company to Bethia S.A.

As a result of the above, the Cueto Group controls the Company. As of March 31, 2010, the Controlling Shareholder owned 34.1% of the voting common shares.  This Controlling Shareholder is entitled to elect a four of the nine members of our board of directors and is in a position to direct the management of the Company.

As of March 31, 2010, a second shareholder group, which includes our director Ramón Eblen Cádiz, owned 9.38% of our common shares. Also Bethia Group, which includes our director Carlos Heller Solari, owned 8.0% of LAN´s common shares.

The table below sets forth the beneficial ownership of common shares as of March 31, 2010, broken down between our Controlling Shareholders, other major shareholders (beneficial owners of more than 5% of the Company) and minority shareholders.

	Beneficial ownership (as of March 31, 2010)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group	115,399,502	34.1%
Costa Verde Aeronáutica S.A.	107,575,407	31.8%
Inv. Mineras del Cantábrico S.A.	7,824,095	2.3%
Eblen Group.	31,778,049	9.4%
Inv. Andes S.A.	22.288.695	6.6%
Other	9,489,354	2.8%
Bethia Group.	27.103.273	8%
Axxion.	27.103.273	8%
Others	164,510,085	48.6%
Total	338,790,909	100.00%

On July 6, 2007, the Superintendencia de Valores y Seguros (“SVS”) fined Juan José Cueto Plaza 1,620 UF (approximately US$58,000) in connection with the purchase of Shares that he carried out through Mineras del Cantábrico on July 24, 2006. The SVS considered that such purchase had breached an obligation not to acquire Shares until the financial statements of the company became publicly available, in alleged violation of Article 165, paragraph 1 of Law No.18,045 of October 22, 1981. The SVS ruled that, although Mr. Cueto had not used any privileged information, LAN’s financial statements should be considered to be privileged information per se, and thus, created a duty to abstain from trading the securities prior to the disclosure of the financial statements. On July 26, 2007 Juan José Cueto filed an appeal of this fine before the 27° Civil Court of Santiago, which was dismissed on January 8, 2009. The defense of Mr. Cueto filed two legal recourses against the first dismissal, which were rejected by the Court of Appeals of Santiago on March 8, 2010. Against this second dismissal Juan José Cueto filed two additional and separate legal recourses, which as of this date are pending before the Supreme Court of Chile. A final decision is pending.

As of March 31, 2010, investors outside of Chile held 8.6% of our capital stock in the form of ADSs, Chilean pension funds held 12.1% of our capital stock and other minority investors held 27.8% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of March 31, 2010, we had 1,180 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

All of our shareholders have identical voting rights.

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

In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 38 to our audited consolidated financial statements for the fiscal year ended December 31, 2009.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-102.

Other Financial Information

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business.

In February 2006 the EC, in conjunction with the (“DOJ”), initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo, LAN’s cargo subsidiary) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified Lan Cargo and LAN of the initiation of proceedings against twenty-five cargo airlines, among them Lan Cargo, for allegations of anti-competitive behavior in the airfreight business.

Lan Cargo is a participant of an EC leniency program, which may allow the Company to obtain considerable reductions on penalties that may be levied by the EC. There are many factors that prevent us from determining the final amount of such penalties, but according to our external counsel in Brussels, Belgium and the directives of the EC on this matter, and considering the inherent uncertainty of the outcome, LAN recorded during the fourth quarter of 2007, and maintains as of December 31, 2009 a provision for an amount of US$25 million. The EC’s decision may penalize Lan Cargo and its parent company LAN.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States and four in Canada. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009.  As of December 31, 2009, the pending amount to be paid during the next four years is approximately US$90 million and has been recorded within “Other Accounts Payable.” It is not possible at this time to anticipate with any precision the outcome of the four civil actions that were filed in Canada against Lan Cargo, among other airlines.

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (the Brazilian Antitrust Authority) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy process.

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

In January 2007 we announced that we had provided, through our wholly owned subsidiary, Atlantic Aviation Investments LLC (“AAI”), a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”), convertible into shares of New Varig. On March 28, 2007, GOL announced that it was acquiring 100% of the equity participation in New Varig. Pursuant to the terms of the relevant loan agreements, upon the sale of New Varig to GOL, we sought repayment of the principal of the loans plus interest from Varig Logística S.A. (“VarigLog”), the parent company of New Varig. VarigLog failed to respond to our demands for repayment and we subsequently filed a lawsuit in New York State court on August 29, 2007, seeking repayment of the outstanding principal plus interest. On October 10, 2008, the Court granted summary judgment in our favor for the full principal amount of the loans, US$17.1 million and entered a final judgment on December 1, 2008.  The Court also held that AAI was entitled to collect the interest due under the loan agreement along with reasonable attorneys’ fees. After a hearing, a special arbitrator appointed by the Court to decide the issue recommended that AAI recover US$1.9 million in accrued interest and attorneys’ fees, and the Court approved that recommendation.  VarigLog has appealed that decision, and the appeal is still pending.  On March 3, 2009, VarigLog filed an insolvency proceeding (recuperação judicial) before the bankruptcy court in Brazil, and on March 31, 2009, VarigLog filed a Chapter 15 petition in bankruptcy court in Florida seeking recognition of its Brazilian filing.  The Florida court has entered an order, based upon AAI’s stipulation with VarigLog pursuant to which there would be no stay against the continuation and commencement of legal actions by AAI against VarigLog and any of its affiliates but AAI would not be able take any action against two discreet VarigLog assets located in the United States.  AAI continues its enforcement efforts to recover the amounts owed to it by VarigLog under the loan agreements.

In July 2009, as a result of VarigLog’s continued failure to repay the amount owed to AAI, we instituted a second lawsuit in New York State court against MatlinPatterson Global Advisers LLC, MatlinPatterson Global Opportunities Partners II LP, MatlinPatterson Global Opportunities (Cayman) II LP and Volo Logistics LLC (collectively, the “MP Entities”), seeking to hold them liable as the alter egos of VarigLog and asserting separate contract-based claims related to AAI’s loans to VarigLog.  If AAI succeeds in its alter ego claim, the MP Entities would be liable for VarigLog’s debts, and obligated to repay what VarigLog has been adjudged to owe AAI by the prior decisions of the New York courts.  The MP Entities moved to dismiss AAI’s complaint.  The Court heard oral argument on November 18, 2009, but has yet to announce its decision.  The discovery phase of this case is ongoing.

During 2009, two antitrust administrative investigations were initiated against our subsidiary in Ecuador, and conducted before the Undersecretary of Competition and Consumer Defense (Subsecretaría de la Competencia y Defensa del Consumidor) of the Ministry of Industries and Productivity (Ministerio de Industrias y Productividad), arising from the introductory fares offered by Aerolane for its Guayaquil-Quito and Quito-Guayaquil routes. The first proceeding was initiated on April 7, 2009, following a request by Aerogal alleging predatory pricing. The second proceeding was initiated on April 20, 2009, following a request by Tame based on similar allegations. The evidentiary stages of both investigations have been completed, and we are currently awaiting sentences. It is not possible at this time to anticipate with any precision the outcome of these investigations.

Dividend Policy

In accordance with the Chilean Corporation Law, Lan Airlines must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses. If there is no net income in a given year, Lan Airlines can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to Lan Airlines’ by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by Lan Airlines, unless the shares have not been fully paid by the shareholder after being subscribed.

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

	Ch$ per Common Share		US$ per ADS
Year ended December 31,	Low	High	Low	High
2005	3,240.00	4,370.00	30.25	38.05
2006	3,250.40	5,867.00	29.85	55.34
2007(1)	5,839.90	8,997.00	13.03	84.15
2008
First Quarter	4,710.00	7,095.00	9.30	14.80
Second Quarter	5,095.00	6,580.00	9.92	14.87
Third Quarter	4,350.00	6,520.00	8.71	13.17
Fourth Quarter	4,420.00	6,850.00	6.90	11.55
2009
First Quarter	4,400.00	5,700.00	7.08	9.14
Second Quarter	4,810.00	6,761.00	8.11	12.66
Third Quarter	6,200.00	7,220.00	11.14	13.21
Fourth Quarter	7,000.00	8,670.00	12.31	17.09
December 2009	7,798.10	8,664.30	15.77	16.90
2010
Monthly Prices
January 2010	8,120.00	8,798.00	15.60	17.81
February 2010	8,600.00	9,330.00	15.79	17.84
March 2010	8,799.00	9,470.10	16.91	18.31
April 2010	9,220.00	9,989.00	17.83	19.15
May 2010	9,390.40	10,079.00	17.55	19.15

Source:Santiago Stock Exchange and the New York Stock Exchange.
(1)	In August 2007, the ADR to common share ratio was changed from 5:1 to 1:1.

As of March 31, 2010, a total of 338,790,909 common shares were outstanding, including 28,083,768 common shares represented by ADSs.

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

This Item 10 reflects recent legal amendments effected by Law No. 20,382 on Corporate Governance, which was enacted on October 20, 2009, and came into effect on January 1, 2010.

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

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws and the Chilean Corporation Law. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing a recent legal amendment has forbidden certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations.. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the SVS, either voluntarily or pursuant to a legal obligation. In addition, Article 5 of the Chilean Securities Market Law indicates which corporation’s shares must be registered with the Securities Registry:

•	one with 500 or more shareholders; and

•	one in which 100 or more shareholders own at least 10% of the subscribed capital (excluding any direct or indirect individual holdings exceeding 10%).

The framework of the Chilean securities market is regulated by the SVS under the Securities Market Law and the Chilean Corporation Law, which imposes certain disclosure requirements, restricts insider trading, prohibits price manipulation and protects minority investors. In particular, the Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for corporations that issue publicly offered securities.

Ownership Restrictions

Under Articles 12 and 20 of the Securities Market Law and Circular 289 issued by the SVS in 2009, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, the beneficial owners of ADSs that directly or indirectly hold 10% or more of the subscribed capital of Lan Airlines, or that reach or exceed such percentage through an acquisition, are required to report to the SVS and the Chilean stock exchanges, the day following the event:

•	any acquisition or sale of shares; and

•	any acquisition or sale of contracts or securities the price or performance of which depends on the price variation of the Lan Airlines’ shares.

These obligations are extended (i) to certain individuals (immediate family, next of kin and others) if the ADSs holder is a natural person; (ii) to any entity controlled by the holder, if the ADSs is an legal entity,; and (iii) to groups, if a holder has any joint action agreement with other holders and the group reaches or exceeds the cited threshold.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or if they are making a financial investment.

Under Article 54 of the Securities Market Law and under SVS regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly traded company, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. In the first place, the potential acquiror must first send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the SVS and the Chilean stock exchanges on which the target’s securities are listed, stating, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations. Subsequently, the potential acquiror must also inform the public of its planned acquisition by means of a publication in two Chilean newspapers with national distribution and by uploading such notice to the acquiror’s website, if available. Both requirements shall be met at least ten business days prior to the date on which the acquisition transaction is to close, and in any event, as soon as negotiations regarding the change of control have been formalized or when confidential information or documents concerning the target are delivered to the potential acquiror. The notices must state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

Consequently, a beneficial owner of ADSs intending to acquire control of Lan Airlines will be subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions shall be carried out through a tender offer:

•
an offer which allows to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•
an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•
an offer for a controlling percentage of the shares of a publicly traded company if the acquiror intends to take control of the company (whether publicly-traded or privately held) controlling such publicly traded company, to the extent that the latter represents 75.0% or more of the consolidated net assets of the former.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes issued shares, the shares are registered in that investor’s name even without payment, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends of distribution of capital despite not having paid for the subscribed shares. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were canceled and no longer available for issuance by us. As of January 1, 2010, the board of directors of Lan Airlines has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase, allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of Lan Airlines.

As of March 31, 2010, our share capital consisted of 338,790,909 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to an employee compensation plan approved by extraordinary shareholders’ meetings dated April 5, 2007, and October 29, 2009, the issuance of certain shares has been authorized but that has not been made effective as such issuance is subject to the exercising of rights granted to certain employees.

Preemptive Rights and Increases in Share Capital

The Chilean Corporation Law requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that company issues new shares for cash, except for up to 10% of the capital increase which may be destined to employee compensation pursuant to article 24 of the Corporation Law. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.

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

Under Chilean law, preemptive rights are freely exercisable, transferable or waived by shareholders during a thirty-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders’ meeting. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry of Lan Airlines as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such thirty-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third parties. For that thirty-day period and an additional thirty-day period, Chilean publicly held corporations are not permitted to offer any unsubscribed common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional thirty-day period, Chilean publicly held corporations are authorized to sell non-subscribed shares to third-parties on any terms, provided they are sold on a Chilean stock exchange.

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

Under the Chilean Corporation Law, transactions of a publicly-traded company with a “related” party must be conducted on an arm’s-length basis and must satisfy certain approval and disclosure requirements which are different from the ones that apply to a privately-held company. The conditions apply to the publicly-traded company and to all of its subsidiaries.

These transactions include any negotiation, act, contract or operation in which the publicly-traded company intervenes together with either (i) parties which are legally deemed related pursuant to article 100 of the Chilean Securities Market Law, (ii) a director, senior manager, administrator, main executive or liquidator of the company, either on their own behalf or on behalf of a third party, including those individuals’ spouses or close relatives, (iii) companies in which the foregoing individuals own at least 10% (directly or indirectly), or in which they serve as directors, senior managers, administrators or main executives (iv) parties indicated as such in the publicly-traded company’s by-laws, or identified by the directors’ committee, or (v) those who have served as directors, senior managers, administrators, main executives or liquidators of the counterparty in the last eighteen months and are now serving in one of those positions at the publicly-traded company.

Corporations may enter into transactions with interested parties if (i) the transaction is in the interest of the corporation, (ii) the transaction is made on an arm’s-length basis at market conditions, (iii) the individuals involved in the transactions report them immediately to the board, (iv) the transaction is approved after a reasoned explanation by the majority of the board, excluding those directors or liquidators that are involved in the transaction (who shall, nonetheless, render an opinion on the matter if required by the board), (v) the decisions of the board is disclosed at the next shareholders’ meeting, and (vi) in case the majority of the board is disqualified to vote, the majority of the non-involved directors have approved the transaction, or two thirds of the voting shares have approved the transaction).

If as noted in (vi) above, the transaction is to be approved by the shareholder’s meeting, the following additional rules apply: (i) the board shall appoint an independent appraiser that shall report to the shareholders on the transaction; (ii) the director’s committee or the non-involved directors may appoint a second independent appraiser; (iii) the appraiser’s reports shall be made available for fifteen days; (iv) the receipt and availability of the reports shall be disclosed as a material fact; (iv) directors shall render an opinion on the transaction within five business days after receiving the reports.

Transactions which do not meet the foregoing requirements are valid and enforceable, but neither the corporation nor its shareholders shall have a cause of action to sue the infringing party for reimbursement on behalf of the corporation, for a total of the benefits reported to the interested party, in addition to indemnification for the damages caused. In such proceedings, the defendant shall prove that the transaction met the legal requirements.

The Chilean Corporation Law sets forth a number of exceptions to the foregoing rules. In the following situations, transactions with related parties may be carried out without complying with the foregoing rules: (i) if a transaction does not involve a substantial amount (if it does not exceed 1.0% of the net worth of the company and does not exceed the equivalent of 2,000 UF or approximately US$79,000 as of the date of this annual report) unless such a transaction exceeds 20,000 UF  (for this calculation all similar transactions carried out within a consecutive 12-month period between the same parties or for the same subject matter, shall be deemed as a single transaction), (ii) transactions which according to the policies determined by the board of directors, are deemed to be within the ordinary course of business (the determination of such policies shall be disclosed as a material fact and made available to shareholders), and (iii) if the counterparty is an entity in which the publicly-traded company has, directly or indirectly, at least a 95.0% ownership. As per the exemption indicated in (ii) above, on December 29, 2009, the Board of Directors of LAN determined the cited policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LAN’s website under the “Corporate Governance” section.”

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on October 29, 2009, and the most recent ordinary annual meeting of our shareholders was held on April 29, 2010.

Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SVS. In addition, as from January 1, 2010 there are two new rules in this regard: (i) the SVS may directly call for an extraordinary shareholders’ meeting in case of a publicly-traded companies, and (ii) any kind of shareholders’ meeting may be self-convened and take place if all voting shares attend, regardless of the fulfillment of the notice and other type of procedural requirements.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Chilean Official Gazette pursuant to legal requirements. The first notice must be published not less than fifteen days and not more than twenty days in advance of the scheduled meeting. Notice also must be mailed not less than fifteen days in advance of the meeting to each shareholder and to the SVS and the Chilean stock exchanges. Currently, we publish our official notices in the newspaper La Tercera (available online at www.latercera.com).

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a majority of our issued common shares. If that quorum is not reached, the meeting can be reconvened within forty-five days, and at the second meeting the shareholders present are deemed to constitute a quorum regardless of the percentage of the common shares that they represent.

Only shareholders registered with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his or her proxy to attend and vote on his or her behalf. Proxies addressed to us that do not designate a person to exercise the proxy are taken into account in order to determine if there is a sufficient quorum to hold the meeting, but the shares represented thereby are not entitled to vote at the meeting. The proxies must fulfill the requirements set forth by the Chilean Corporation Law and its regulatory norms. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

The following matters can only be considered at an extraordinary shareholders’ meeting:

•	our dissolution;

•	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;

•	the issuance of bonds or debentures convertible into shares;

•	the conveyance of 50% or more of our assets (whether or not it includes our liabilities);

•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

•	the conveyance of shares of a subsidiary which entails the transfer of control;

•
granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and

•	other matters that require shareholder approval according to Chilean law or the by-laws.

The matters referred to in the first seven items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, under the Chilean Corporation Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in our corporate form, division or merger with another entity;

•	amendment to our term of existence, if any;

•	our early dissolution;

•	change in our corporate domicile;

•	decrease of our capital stock;

•	approval of contributions and the assessment thereof whenever consisting of assets other than money;

•	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

•	decrease in the number of members of the board of directors;

•	the conveyance of 50% or more our assets (whether or not it includes our liabilities);

•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

•	the conveyance of shares of a subsidiary which entails the transfer of control;

•	the form that dividends are paid in;

•
granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;

•	the acquisition of our own shares, when, and on the terms and conditions, permitted by law;

•	all other matters provided for in the by-laws; and

•	the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first thirteen items listed above;

•
the institution of the right of the controlling shareholder who has purchases at least 95% of the shares, to purchase shares of the outstanding minority shareholders pursuant to the procedure set forth in article 71 bis of the Corporation Law;

•	the approval or ratification of transactions with related parties, as per article 147 of the Corporation Law (described above).

Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series. As noted above, Lan Airlines does not have special series of shares.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the fifteen-day period before the scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation shall send to every shareholder notice by regular mail, containing a reference to the issues that will be discussed, together with instructions to obtain all the appropriate documentation regarding those issues, in addition to being obligated to publish them in our website, and also a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has required of the company such sending. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

The Chilean Corporation Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposal in relation to the company’s affairs, together with the comments and proposals set forth by the directors’ committee. Similarly, the Chilean Corporation Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included, together with the comments and proposals set forth by the directors’ committee.

Dividend and Liquidation Rights

In accordance with the Chilean Corporation Law, Lan Airlines must distribute an annual cash dividend equal to at least 30% of its annual net income calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there is no net income in a given year, Lan Airlines can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by Lan Airlines, unless the shares have not been fully paid by the shareholder after being subscribed.

For all dividend distributions agreed by the board of directors in excess of the mandatory minimum of 30% noted in the preceding paragraph, Lan Airlines may grant an option to its shareholders to receive those dividends in cash, or in shares issued by either Lan Airlines or other corporations. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases in Share Capital” above.

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporation Law (as to minimum dividends, thirty days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the Junta Nacional de Cuerpos de Bomberos de Chile (the National Corporation of Firefighters).

In the event of Lan Airlines’ liquidation, the holders of fully paid common shares would participate pro rata in the distribution of assets remaining after payment of all creditors. Holders of shares not fully paid will participate in such distribution in proportion to the amount paid.

Approval of Financial Statements

The board of directors is required to submit our consolidated financial statements to the shareholders for their approval at the annual ordinary shareholders’ meeting. If the shareholders reject the financial statements, the board of directors must submit new financial statements not later than sixty days from the date of that meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is to be elected at the same meeting. Directors who approved such financial statements are disqualified for re-election for the ensuing period.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions or if it takes place any of the situations enumerated below, dissenting or affected shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are declared bankrupt or are subject to a creditor’s agreement pursuant to Title XII of Book IV of the Commerce Code. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

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

The resolutions and situations that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into an entity that is not a publicly held corporation governed by the Chilean Corporation Law;

•	the merger of the company with or into another company;

•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

•	the conveyance of shares of a subsidiary which entails the transfer of control;

•
the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

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

•
if a publicly-traded company ceases to be obligated to register its shares in the Securities Registry of the SVS, and an extraordinary shareholders’ meeting agrees to de-register the shares and finalize its disclosure obligations mandated by the Corporation Law;

•
if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and

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

The circumstance indicated above regarding ownership in excess of 95% by the controlling shareholder creates not only a withdrawal right for the remaining minority shareholders, but as of January 1, 2010, it also creates a “squeeze out” right by the controlling shareholder with respect to those same shareholders (granting a call option by means of which the controlling shareholder may buy-out the existing ownership participations pursuant to the provisions of article 71 bis of the Corporation Law).

Registration and Transfers

The Depósito Central de Valores, (“DCV”), acts as Lan Airlines’ registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Material Contracts

On March 31, 2006, we entered into supplemental agreement No. 22, to purchase agreement No. 2126 dated as of January 30, 1998 (“Purchase Agreement No. 2126”), whereby we agreed to purchase a total of three Boeing 767-300 aircraft. Five passenger aircraft were delivered in 2008 pursuant to Purchase Agreement No. 2126. We had the option to convert some of the orders from the passenger version to the freighter version or vice versa with certain notice. The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract was US$0.5 billion. On March 6, 2007, we entered into amendment No.3 to the First A340 purchase agreement with Airbus S.A.S. for the cancellation of two A340 aircraft, and amendment No.3 to the Second A320-Family purchase agreement with Airbus S.A.S. for the conversion of fifteen options to purchase aircraft into firm orders. The net increase in capital expenditures related to these agreements is US$315 million.

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

On November 10, 2008, we entered into Supplemental Agreement No. 24 to the Purchase Agreement No. 2126 dated January 30, 1998, as amended, with the Boeing Company.

On December 23, 2009, we entered into Amendment No. 5 to the Second A320-Family Purchase Agreement dated March 20, 1998, as amended, with Airbus S.A.S., for the acquisition of 30 additional A-319 and A-320 Airbus aircraft, for a list price amount of US$2.0 billion.

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

The Central Bank of Chile also eliminated Chapter XXVI of the Compendium of Foreign Exchange Regulations, which regulated the establishment of an ADR facility by a Chilean company. Pursuant to the new rules, it is no longer necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility nor to enter into a foreign investment contract with the Central Bank of Chile. The establishment of an ADR facility is now regarded as an ordinary foreign investment, and simply requires that the Central Bank of Chile be informed of the transaction pursuant to Chapter XIV of the revised Compendium of Foreign Exchange Regulations and that the transaction be conducted exclusively through the Formal Exchange Market.

However, all contracts executed under the provisions of Chapter XXVI (including the foreign investment contract among Lan Airlines, the Central Bank of Chile and the ADS depositary, or the “Foreign Investment Contract”), remain in full force and effect and continue to be governed by the provisions, and continue to be subject to the restrictions, set forth in Chapter XXVI at the time of its abrogation. Our Foreign Investment Contract guarantees ADS investors access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and repatriate amounts received with respect to deposited common shares or common shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them).

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

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments is conditioned on our certifying to the Central Bank of Chile that a dividend payment has been made and that any applicable tax has been withheld. We agreed to provide this certification. Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of withdrawn shares, or distribution on them, is conditioned upon receipt by the Central Bank of Chile of a certification by the depositary or custodian, as the case may be, that the common shares have been withdrawn in exchange for delivery of the appropriate ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect to them (except in connection with the proposed sale of the common shares) until the withdrawn shares are redeposited.

Chapter XXVI and the Foreign Investment Contract provided that a person who brings foreign currency into Chile to purchase common shares pursuant to the Foreign Investment Contract must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in common shares within five banking business days in order to receive the benefits of the Foreign Investment Contract. If a person does not invest in common shares within that period, that person can access the Formal Exchange Market to reacquire foreign currency, provided that the request is presented to the Central Bank of Chile within seven banking business days of the initial conversion into pesos. Common shares acquired as described above may be deposited in exchange for ADRs and will receive the benefits of the Foreign Investment Contract, subject to:

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

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. We cannot guarantee, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required.  On May 10, 2007, the Council of the Central Bank of Chile agreed to grant the Chilean companies that increased their capital stock between the date of the agreement and August 31, 2007 the option to request, on a one-time only basis, the application of Chapter XXVI to those shares issued and actually paid before August 31, 2008 (assuming prior fulfillment of the requirements of the Central Bank of Chile).

Voting Rights

Holders of our ADSs, which represent common shares, may instruct the depositary to vote the shares underlying their ADRs. If we ask holders for instructions, the depositary will notify such holders of the upcoming vote and arrange to deliver our voting materials to such holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified as “Vote Cut-Off Date.” The depositary will try, as far as practical, subject to Chilean law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as holders instruct. Otherwise, holders will not be able to exercise their right to vote unless they withdraw the shares. However, holders may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of upcoming votes and ask for their instructions.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 UF (US$7,900 as of February 28, 2010) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, for U.S. federal income tax purposes with respect to our 2008 or 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.

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

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to investments in certain foreign financial assets, if the aggregate value of all such assets exceeds $50,000.  Investors who fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in ADSs or common shares.

HOLDERS AND/OR PROSPECTIVE PURCHASERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

Documents on Display

We are subject to the information requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, some of our SEC filings, including those filed on and after February 19, 2002, are also available to the public through the SEC’s website at www.sec.gov.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Given the nature of its business, LAN is exposed mainly to three market risks:

•	Jet fuel price fluctuations;

•	Interest rate fluctuations; and

•	Exchange rate fluctuations.

The level of exposure to these risks is periodically assessed to determine the most effective mechanisms to hedge against them. LAN purchases derivative instruments in foreign markets to offset market risk exposure, typically utilizing a mixture of call options, collar structures and fixed price swaps agreements. LAN does not hold derivative contracts for trading purposes.

Risk of Fluctuations in Jet Fuel Prices

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil, OPEC decisions, refinery capacities, stock levels of crude oil and geopolitical factors. In order to minimize the risk of jet fuel price fluctuations, LAN hedges against such risk using derivative instruments.

Because jet fuel is not traded in organized futures exchanges, there are limited options to hedge against jet fuel price fluctuations. However, LAN deems financial derivative instruments in other commodities such as crude oil or heating oil, useful for decreasing its exposure to jet fuel price increases.

LAN uses swaps, calls and collars to hedge against fuel prices fluctuations. Swap contracts allow us to eliminate the volatility risk by fixing the price. In a typical swap contract, LAN is compensated if the market price is above the fixed price at certain predetermined dates or needs to make disbursements if the market price is below the fixed price in those dates. Call options give us protection against rise in prices. Call option are only exercised when the market price is above the predetermined strike price thus providing with protection with no downward risk. Collars are a combination of call and put options that limit the range of possible positive or negative outcomes to a specific price range. Above the predetermined ceiling price, LAN is compensated for the difference between the market price and the ceiling price. For any price below the predetermined floor price, LAN has to disburse the difference between the market price and the floor price.

We are exposed to fuel hedging transaction losses if the counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. For more information see “—Our operations are subject to fluctuations in the supply and cost of jet fuel which could materially impact our business” under Item 3.

During 2009 and 2008 we entered into a mix of swaps, calls, zero cost collars and collars option contracts on WTI with investment banks and other financial entities for notional fuel purchases of 205.2 million gallons and 218.5 million gallons respectively (which represent 45.7% and 48.0%  of our total fuel consumption, respectively). The combined result of these contracts was a loss of US$128.7 million in 2009, compared to a gain of US$35.4 million in 2008. As of December 31, 2009, the fair value of our outstanding fuel related derivative contracts was estimated to be a positive US$13.6 million.

	Fair value by quarter, as of December 31, 2009

	1Q10	2Q10	3Q10	4Q10	Total

	(in US$ millions)
Fair value of outstanding fuel derivative contracts	(0.3)	7.6	3.9	2.2	13.6

Gains and losses on the hedging contracts outlined above are recognized as a cost of sales in the income statement when the fuel subject to the hedge is consumed. Premiums paid related to fuel derivative contracts are recorded as prepaid expenses (current assets) and amortized over the respective contract periods.

Under IFRS, the fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item hedged is over 12 months, and as a current asset or liability if the remaining term of the item hedged is less than 12 months. The fair value of the derivative contracts is deferred within an equity reserve account. Please see Note 2.9 to our audited consolidated financial statements.

Sensitivity analysis

A drop in fuel prices positively affects the Company through a reduction in costs. However, this drop negatively affects hedging contracts as these are entered into to protect the Company against the risk of a rise in prices. The Company’s policy consists of not hedging against a portion of its fuel price risk in order to remain competitive in the event of a drop in prices.

As the current positions do not represent changes in cash flows but a variation in the exposure to the market value, the Company’s current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in fuel prices has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments reflecting reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2010, the final date of the last current fuel hedge contract. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2009 and 2008 and January 1, 2008.

	Position as of December 31 (effect on equity),		Position as of January 1 (effect on equity),
WTI benchmark price	2009	2008	2008
(US$ per barrel)	(millions of US$)
+5	+14.6	+15.7	+1.2
-5	-13.6	-16.1	-1.0

The Company seeks to reduce the risk of increases in fuel price in order to maintain its competitivity in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, options and collars to partially hedge against fluctuation in fuel prices.

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IAS 39 (IFRS principles for recognizing and measuring financial instruments).

Given the fuel hedge structure as of December 31, 2009, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant a saving of approximately US$ 31,6 million in the cost of the Company’s total fuel consumption.

Risk of Fluctuations in Interest Rates

As of December 31, 2009, LAN’s debt amounted to US$2,775 million in interest bearing loans. LAN uses swaps and caps to reduce the impact of an increase of interest rates. As of December 31, 2009, 95% of our outstanding debt was subject to a fixed rate either through a fixed rate loan or through hedging agreements containing a floating to fix derivative instrument.

Given the percentage of our standing debt that is hedged and the instruments that we use to hedge, an increase in interest rates has no material impact on LAN’s costs. Under interest rate swap contracts in case of decreases in interest rates, LAN has to pay a compensation equal to the difference between the fixed and floating rate times the outstanding debt under the specific contract. However, under such contracts the interest rate has a floor preventing LAN from incurring in major financial losses.

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

In July 2003, we purchased four interest rate cap contracts for a total notional amount of US$127.7 million. These caps are intended to limit the Company’s exposure arising from variable-rate debt. These contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly.  As of December 31, 2009, the fair value of these contracts has been estimated at US$575.7 thousand.

In July 2003, the Company purchased two additional interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. As of December 2009, the fair value of these contracts at year-end amounted to US$514.2 thousand.

In April 2004, the Company purchased two additional interest rate Cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005.  As of December 31, 2009, the fair value of these contracts at year-end amounted to US$547.1 thousand.

In 2005, the Company purchased three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and 2006. As of December 31, 2009, the fair value of these contracts at year-end amounted US$31.5 thousand.

The premiums paid on the cap were allocated to individual caplets and recognized in the income statement throughout the term of each contract. Under IAS 39 these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. For IFRS purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater than the change in the fair value of the Company’s option.

In the first half of 2006, the Company also entered into ten fixed-floating interest rate swap contracts in order to hedge the variable interest payments on the unhedged portion of existing debt of approximately US$46.7 million. Additionally, in May 2006 the Company entered into thirty-two forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of thirty-two A320-Family Aircraft to be delivered between 2006 and 2009. Of these thirty-two contracts, twenty-five were contracted directly with the debt provider, while the remaining seven swaps were contracted with a different institution. As of December 31, 2009, all of the thirty-two aircraft had already been delivered to the Company.  Of those, twenty-five were converted into fixed interest rate debt.

In June 2006 the Company entered into eleven forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of 11 Boeing 767-300 ER aircraft to be delivered between 2006 and 2009. All of those aircraft have already been delivered to the Company, and the corresponding swap and loan were restructured into fixed rate debt.

In August 2007 the Company entered into three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three Boeing 767-300 ER aircraft to be delivered in 2009. This debt allows for conversion of the variable interest rate loan into fixed interest rate debt by capital markets financing after the arrival of the aircrafts. As of February 28, 2010, the three aircraft had been delivered to the Company. While the first aircraft was refinanced through a fixed interest rate bond issued in December 2009, the second was refinanced at a fixed rate using an interest rate swap and the third was refinanced through a fixed interest rate bond issued in April 2010. In September 2007, the Company entered into another three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three Airbus A320-Family Aircraft to be delivered in 2010.

In June 2008, the Company entered into fourteen forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of 12 A320-Family Aircraft to be delivered in 2010 and 2011, two Boeing 767-300 to be delivered in 2011 and two Boeing 787-8 to be delivered in 2012.

As of December 31, 2009, the fair value of all the aforementioned interest rate swaps was estimated to be a negative US$69.8 million.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300 F aircraft delivered in 2001, 17 Boeing 767-300 Passenger and Freighter aircraft delivered in 2005, 2006, 2007, 2008 and 2009 and 32 Airbus A320-Family Aircraft delivered in 2006, 2007, 2008 and 2009, has enabled the Company to have a predictable interest rate costs, reducing the cash volatility. As of December 2009, the average interest of all of our outstanding interest-bearing long-term debt rate was 5.0%.

The following table summarizes our principal payment obligations on our interest-bearing long-term debt and capital leases as of December 31, 2009 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2009 for each loan.

	Principal payment obligations by year of expected maturity(1)
	(in US$ millions)
Liabilities	Average interest rate(2)	2010	2011	2012	2013	2014	Thereafter 2014
U.S. dollars	5.0%	365.0	452.0	378.2	264.0	245.2	1075.4

(1)	At cost, this approximates market value.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2009 on our debt.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations.  These changes are considered reasonably possible based on current market conditions.

	Position as of December 31 (effect on pre-tax earnings)
Increase (decrease) in Libor	2009	2008
In Libor	(millions of US$)
+100 basis points	(0.87)	(0.65)
-100 basis points	0.87	0.65

Changes in market conditions produce a change in the valuation of current financial instruments hedging against fluctuations in interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made vertically increasing (decreasing) 100 basis points of the three-month Libor futures curve.

	Position as of December 31 (effect on equity),		Position as of January 1 (effect on equity),
Increase (decrease in three month Libor)	2009	2008	2008
Future rates	(millions of US$)
+100 basis points	49,64	63,37	59,2
-100 basis points	(53,23)	(68,94)	(64,2)

During the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IAS 39.

There are market-related limitations in the method used for the sensitivity analysis. These limitations derive from the fact that the levels indicated by the futures curves may not be necessarily met and may change in each period.

Risk of Variation in Foreign Currency Exchange Rates

LAN sells most of its services in U.S. dollars (or prices equivalent to the U.S. dollar), and a large part of its expenses are denominated in U.S. dollars (or its equivalents), particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Of the Total expenses, the main item denominated in local currencies is Remunerations. During 2009, 80% of our operating revenues and 65% of our operating expenses were denominated in U.S. dollars. However, because we conduct business in local currencies in several countries, we face the risk of variations in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican peso, the Peruvian nuevo sol, the Venezuelan bolivar or the euro against the U.S. dollar could have an adverse effect on us as part of our revenues and receivables are denominated in those currencies. LAN has entered into currency forward contracts in order to convert its deposit in Chilean pesos to U.S. dollars. As of December 31, 2009 we had foreign exchange forward contracts for a notional amount of US$367 million with a market positive value of US$0.7 million.

During the first half of 2009, the Company entered into foreign exchange swaps for a notional amount of US$171 million in order to hedge future cash flows of euros and Chilean pesos. For accounting purposes, the market value of this position was reflected in hedging assets, with a market value of positive US$20 million as of December 31, 2009.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2009 was as follows:

	US dollars	% of total	Chilean pesos	% of total	Other currencies	% of total	Total
Current assets	729,523	51.78	491,710	34.90	187,738	13.32	1,408,971
Other assets	4,354,052	99.79	8,415	0.19	534	0.01	4,363,001
Total assets	5,083,575	88.07	500,125	8.66	188,272	3.26	5,771,972
Current liabilities	1,262,705	82.89	130,378	8.56	130.256	8.55	1,523,339
Long-term liabilities	2,964,870	94.34	175,657	5.59	2,180	0.07	3,142,707
Total liabilities and shareholders’ equity	5,333,501	92.40	306,035	5.30	132,436	2.29	5,771,972

For more information on Market Risk, see Note 4 “Financial Risk Management” to our audited consolidated financial statements

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D.3 Fees and Charges for ADR Holders

The Bank of New York Mellon, as depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. The depositary may also collect its annual fee for depositary services by deductions from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

12.D.4 Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

From January 1, 2009 to February 28, 2010, the Company received from the depositary $629,460.78 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Future Fees and Payments

The depositary has agreed to reimburse the Company for expenses incurred by the Company in connection with the establishment and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. The depositary has also agreed to annually reimburse the Company for certain investor relationship programs or special investor relationship promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of such reimbursements is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Controls and Procedures. We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2009, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s annual report on internal control over financial reporting.

The management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.  Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective. The Company’s internal control over financial reporting effectiveness as of December 31, 2009 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c)           Attestation report of the registered public accounting firm. See page F-2 of our audited consolidated financial statements.

(d)           Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Jorge Awad Mehech, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.lan.com, under the heading “Corporate Governance” in the Investor Relations page. In addition, upon written request, by regular mail, to the following address: Lan Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, or by e-mail at investor.relations@lan.com, we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years (ended December 31) 2007, 2008 and 2009:

	2009	2008

Audit fees	1,431.4	1,323.2
Audit-related fees	0.0	0.0
Tax fees	0.0	3.8
Other fees	37.7	158.8
Total fees	1,469.1	1,485.8

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

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for training services in IFRS.

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

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2009.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the The New York Stock Exchange (“NYSE”), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  We are a Chilean corporation with shares listed on the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange and ADSs on the NYSE.  Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Securities Market Law.

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

Pursuant to Law No. 20,382 on Corporate Governance, which came into effect on January 1, 2010, we are also required to have at least one independent director.

Until January 1, 2010, under the Chilean Corporation Law, a director was deemed to be independent if such member would have been elected as a Director at the Shareholders Meeting after excluding the votes of any controlling shareholder or party related to it.

NYSE Standards	Our Corporate Governance Practice

Starting on January 1, 2010, directors are deemed to be independent if they have not fallen within any of the following categories during the 18 months prior to their election: (i) had a relevant relationship, interest or dependence on us, our subsidiaries, controlling shareholders, main executives, or had served any of the foregoing in a senior position; (ii) had a close family relationship with any of the individuals indicated in (i); (iii) had served in a non-profit organization which received significant funds from the individuals indicated in (i); (iv) had been a partner or shareholder (with a direct or indirect participation in excess of 10%) in, or had a senior position at a company which has rendered significant services to, the individuals indicated in (i); (v) had been a partner or shareholder (with a direct or indirect participation in excess of 10%) in, or had a senior position at, our main competitors, suppliers or clients. In addition, the election of such an independent director is subject to a procedure set forth by the cited Corporation Law.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07
We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. § 303A.04
We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05
We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management and employee’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

NYSE Standards	Our Corporate Governance Practice

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10
We have adopted a code of ethics and conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees.  Our code is freely available online at our website, www.lan.com, under the heading “Corporate Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to Lan Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@lan.com, we will provide any person with a copy of our code of ethics without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

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

In accordance with SVS’s regulations, Chile started a process to adopt IFRS for all public companies with significant market presence over a three-year period from 2009 to 2011, as follows:

•
January 1, 2009: major listed (open) companies were required to report under IFRS (i.e. 2009 financial statements had to be prepared using IFRS and had to include 2008 comparative information using IFRS). However, IFRS reporting may be postponed until 2010 so long as a supplemental “pro forma” disclosure of expected impact of moving to IFRS is provided;

•
January 1, 2010: smaller listed (open) companies, insurance companies, mutual funds, pension funds, stock brokers and dealers, insurance agents, companies that issue publicly traded debt securities, and large listed (open) companies that were unable to move to IFRS in 2009; and

•	January 1, 2011: other entities registered with the SVS (non-issuers who have voluntarily registered).

We have adopted, and have started reporting under, IFRS as of January 1, 2009.

See pages F-1 through F-102, incorporated herein. The following is an index of the financial statements.

Consolidated Financial Statements for Lan Airlines and its Subsidiaries

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

4.1.3
Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between Lan Airlines S.A. and Airbus S.A.S.  Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

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

4.2.3
Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between Lan Airlines S.A. and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

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

8.1	List of subsidiaries of the Company

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lan Airlines S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer

Date: June 29, 2010

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CONTENTS

US$	-	United States Dollars
THUS$	-	Thousands of United States dollars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lan Airlines S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income by function, comprehensive income by function, statement of changes in net equity and cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2009 and 2008, and January 1, 2008 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Santiago, Chile
March 2, 2010

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of	As of
		December 31,	December 31,	January 01,
	Note	2009	2008	2008
		ThUS$	ThUS$	ThUS$
ASSETS

Current assets
Current assets in operation
Cash and cash equivalents	7	731,497	400,972	445,583
Other financial assets	8	60,415	10,065	21,439
Trade and other accounts receivable	9	423,739	342,665	349,433
Accounts receivable from related entities	10	38	1,117	228
Inventories	11	46,563	45,950	46,104
Hedging assets	12	38,640	612	5,356
Prepaid expenses	13	15,258	11,518	11,563
Prepaid and recoverable taxes		68,420	72,125	65,990
Other current assets	14	13,482	181,722	8,206
Subtotal current assets in operation		1,398,052	1,066,746	953,902

Non-current assets and disposal groups held for sale	15	10,919	10,444	10,784
Total current assets		1,408,971	1,077,190	964,686

Non-current assets
Other financial assets	8	508	506	1,808
Trade and other accounts receivable	9	7,190	3,574	4,543
Accounts receivable from related entities	10	-	251	-
Investments in associates	17	1,236	1,389	1,484
Intangible assets	18	98,607	90,374	88,857
Property, plant and equipment	19	4,196,556	3,966,063	3,449,448
Deferred tax assets	20	10,652	12,585	20,378
Hedging assets	12	4,409	2,733	1,806
Other non-current assets	14	43,843	42,201	33,689
Total non-current assets		4,363,001	4,119,676	3,602,013

Total assets		5,771,972	5,196,866	4,566,699

The accompanying Notes 1 to 42 form an integral part of these  consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of	As of
		December31,	December 31,	January 01,
	Note	2009	2008	2008
		ThUS$	ThUS$	ThUS$
LIABILITIES AND NET EQUITY

Current liabilities
Current liabilities in operation
Interest-bearing loans	21	385,421	284,028	235,935
Other financial liabilities	22	2,031	1,345	1,586
Trade and other accounts payable	23	377,438	388,777	364,369
Accounts payable to related entities	10	297	302	355
Provisions	24	970	2,217	-
Taxes payable		11,287	7,858	15,374
Other liabilities	25	73,424	109,764	121,637
Deferred income		542,832	446,381	433,882
Hedging liabilities	27	30,480	180,113	6,936
Liabilities accrued at the date of the report	28	99,159	130,675	114,499
Total current liabilities		1,523,339	1,551,460	1,294,573
Non-current liabilities
Interest-bearing loans	21	2,389,521	2,087,859	1,791,468
Other financial liabilities	22	305,287	285,313	271,853
Trade and other accounts payable	23	72,000	90,000	-
Provisions	24	26,834	26,344	25,399
Deferred tax liabilities	20	240,619	167,372	171,046
Other liabilities	25	55,038	47,664	61,586
Obligations for long-term and post-employment benefits	26	5,555	3,865	4,082
Hedging liabilities	27	47,853	168,385	47,815
Total non-current liabilities		3,142,707	2,876,802	2,373,249

Total liabilities		4,666,046	4,428,262	3,667,822

NET EQUITY
Net equity attributable to the parent company’s equity holders
Paid capital	29	453,444	453,444	453,444
Other reserves	29	(97,321)	(306,256)	(45,477)
Retained earnings	29	742,704	614,587	485,721
Sub-total net equity attributable to the parent company’s equity holders		1,098,827	761,775	893,688
Minority interest		7,099	6,829	5,189
Total net equity		1,105,926	768,604	898,877

Total liabilities and net equity		5,771,972	5,196,866	4,566,699

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the years
		ended December 31,
	Note	2009	2008
		ThUS$	ThUS$
Operating revenues	30	3,519,162	4,140,245
Cost of sales		(2,522,778)	(2,893,944)
Gross margin		996,384	1,246,301

Other operating income	33	154,534	161,422
Marketing costs		(114,462)	(107,304)
Distribution costs		(326,964)	(366,652)
Administrative expenses		(155,126)	(167,646)
Other operating expenses		(100,483)	(127,864)
Financial costs (from non-financial activities)	31	(153,109)	(125,488)
Earnings on investments (equity method)	17	315	696
Exchange rate differences	34	(11,237)	23,443
Result of indexation units		(605)	1,229
Negative goodwill		-	581
Other net earnings (losses)		(11,728)	(135,312)
Income before income taxes		277,519	403,406
Income tax	20	(44,487)	(65,094)
NET INCOME FOR THE PERIOD		233,032	338,312

Income for the period attributable to the parent company’s equity holders		231,126	336,480
Income for the period attributable to minority interests		1,906	1,832
Net income for the period		233,032	338,312

EARNINGS PER SHARE

Basic and diluted earnings per share (US$)	35	0.68	0.99

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION

		For the years
		ended December 31,

	Note	2009	2008
		ThUS$	ThUS$

NET INCOME FOR THE PERIOD		233,032	338,312

Other income and expenses credited/charged to net equity:
Cash flow hedges		252,508	(308,901)
Translation adjustments	34	1,442	(7,371)
Other reserves	29	(2,657)	-
Income tax related to components of other income and expenses credited/charged to net equity	20	(41,917)	52,513
Comprehensive income and expenses for the period		209,376	(263,759)

Total comprehensive income for the period		442,408	74,553
Comprehensive income attributable to:
Majority shareholders		439,320	73,900
Minority interests		3,088	653
COMPREHENSIVE INCOME FOR THE PERIOD		442,408	74,553

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN NET EQUITY

			Changes in other reserves					Changes in	Changes in
			Reserve			Other	Changes in	net equity	equity	Changes in
		Changes in	for stock	Translation	Hedging	sundry	retained	attributable to	minority	net equity
	Notes	Paid-in capital	options	reserve	reserves	reserves	earnings	the parent	interests	total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2009		453,444	1,801	(6,192)	(301,813)	(52)	614,587	761,775	6,829	768,604
Issuance of stock options	29-39	-	676	-	-	-	-	676	-	676
Comprehensive income for the period		-	-	1,268	209,583	(2,657)	231,126	439,320	3,088	442,408
Dividends	29	-	-	-	-	-	(104,622)	(104,622)	-	(104,622)
Other increases (decreases) in net equity	29	-	-	-	-	65	1 ,613	1,678	(2,818)	(1,140)
Closing balance as of December 31, 2009		453,444	2,477	(4,924)	(92,230)	(2,644)	742,704	1,098,827	7,099	1,105,926

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

      STATEMENT OF CHANGES IN NET EQUITY

			Changes in other reserves					Changes in	Changes in
			Reserve			Other	Changes in	net equity	equity	Changes in
		Changes in	for stock	Translation	Hedging	sundry	retained	attributable to	minority	net equity
	Notes	Paid-in capital	options	reserve	reserves	reserves	earnings	the parent	interests	total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2008		453,444	-	-	(45,425)	(52)	485,721	893,688	5,189	898,877
Issuance of stock options	29-39	-	1,801	-	-	-	-	1,801	-	1,801
Comprehensive income for the period		-	-	(6,192)	(256,388)	-	336,480	73,900	653	74,553
Dividends	29	-	-	-	-	-	(207,614)	(207,614)	-	(207,614)
Other increases (decreases) in net equity		-	-	-	-	-	-	-	987	987
Closing balance as of December 31, 2008		453,444	1,801	(6,192)	(301,813)	(52)	614,587	761,775	6,829	768,604

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT-METHOD

		For the years
		ended December 31,
	Note	2009	2008
		ThUS$	ThUS$
Cash flows from operations
Collection of trade accounts receivable		3,871,189	4,648,591
Payments to suppliers		(2,494,716)	(3,243,160)
Payments to personnel		(636,603)	(614,528)
Refunds and payments of value added tax		40,319	(40,063)
Cash flows from operations, total		780,189	750,840

Interest received classified as from operations		13,542	8,226
Income tax refunds		15,460	-
Income tax payments		(5,156)	(26,994)
Other inflows (outflows) from operating activities		41,792	(100,977)
Cash flows from other operating activities, total		65,638	(119,765)

Net cash flow from operating activities		845,827	631,075

Net cash flow used in investment activities
Disposals of property, plant and equipment		10,777	6,625
Disposals of subsidiaries, net of cash		1,568	6,708
Disposals of other financial assets		8,743	14,511
Other cash flows (used in) investing activities		-	5
Dividends received classified as investment		414	813
Interest received classified as investment		2,637	2,743
Acquisitions of property, plant and equipment		(538,576)	(779,315)
Acquisitions of subsidiaries, net of cash acquired		(3,360)	(698)
Acquisitions of other financial assets		(58,983)	(2,607)
Other investment disbursements		(12,888)	(23,388)
Net cash flow used in investment activities		(589,668)	(774,603)

Net cash flow from financing activities
Loans obtained		671,425	574,874
Loans repaid		(261,705)	(102,644)
Payments of liabilities under financial leases		(62,858)	(52,386)
Interest payments classified as financing		(129,323)	(81,421)
Dividend payments to minority shareholders		(315)	(417)
Dividend payments by the reporting entity		(139,622)	(222,386)
Other cash flows from (used in) financing activities		21,588	(15,210)
Net cash flow from financing activities		99,190	100,410

Net increase (decrease) in cash and cash equivalents		355,349	(43,118)

Effects of exchange-rate fluctuations on cash and cash equivalents		(24,824)	(1,493)
CASH AND CASH EQUIVALENTS SHOWN IN THE STATEMENT OF CASH FLOWS, OPENING BALANCE	7	400,972	445,583
CASH AND CASH EQUIVALENTS SHOWN IN THE STATEMENT OF CASH FLOWS, CLOSING BALANCE	7	731,497	400,972

The accompanying Notes 1 to 42 form an integral part of these consolidated financial statements.

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries

Notes			Page

8	Financial instruments		F-44
	8.1.	Financial instruments by category	F-44
	8.2.	Credit quality of financial assets	F-45
9	Trade and other accounts receivable		F-46
10	Accounts receivable from/payable to related companies		F-50
11	Inventories		F-52
12	Hedging assets		F-52
13	Advance payments		F-53
14	Other assets		F-53
15	Non-current assets and disposal groups held for sale		F-54
16	Investments in subsidiaries		F-54
17	Investments in associate companies		F-59
18	Intangible assets		F-61
19	Property, plant and equipment		F-63
20	Taxes and deferred taxes		F-69
21	Interest-bearing loans		F-73
22	Other financial liabilities		F-74
23	Trade and other accounts payable		F-75
24	Provisions		F-76
25	Other liabilities		F-78
26	Obligations for long-term and post-employment benefits		F-78
27	Hedging liabilities		F-80
28	Accrued liabilities at the date of the report		F-82
29	Equity		F-82
30	Operating revenues		F-85
31	Costs and expenses by nature		F-86
32	Gains (losses) on sales of non-current assets not held for sale		F-87
33	Other operating revenues		F-88
34	Exchange rate differences		F-88
35	Earnings per share		F-89
36	Contingencies		F-90
37	Commitments		F-93
38	Transactions with related parties		F-96
39	Share-based payments		F-100
40	Environment		F-101
41	Sanctions		F-101
42	Events after the reporting period		F-102

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 1 - GENERAL INFORMATION

Lan Airlines S.A. (the “Company” or “LAN”) is an open corporation registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Ecuador and Brasil and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries.

The Company is located at Avenida Américo Vespucio Sur 901, Renca, Santiago, Chile.

Corporate governance practices of the Company are set in accordance with Securities Market Law 18,045, the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the US Securities and Exchange Commission (SEC) with respect to the issuance of ADRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders meeting. The board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Act of the United States of America and the respective regulations of the SEC.

Under a shareholder agreement signed in 2004, the Society is controlled jointly by the Cueto group, represented by Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A., and the Piñera group, through Axxion S.A. and Inversiones Santa Cecilia S.A. As of December 31, 2009, the Company had a total of 1,211 registered shareholders, and 8.65% of the Company’s share capital was in the form of ADRs.

For the year ended on Decemer 31, 2009 the Company had an average of 16,579 employees, ending the year with a total of 16,844 people, with 3,106 in administration, 2,264 in maintenance, 4,852 in operations, 2,890 cabin crew, 1,380 flight personnel and 2,352 in sales.

The subsidiaries included in these consolidated financial statements are as follows:

		As of December 31, 2009		As of December 31, 2008		As of January 01, 2008
Company	Tax No.	Direct	Indirect	Direct	Indirect	Direct	Indirect
		%	%	%	%	%	%
Comercial Masterhouse S.A.	96.518.860-6	99.9900	0.0100	99.9900	0.0100	99.9900	0.0100
Inmobiliaria Aeronáutica S.A.	96.763.900-1	99.0100	0.9900	99.0100	0.9900	99.0100	0.9900
Lan Card S.A.	96.967.400-9	0.0000	0.0000	0.0000	0.0000	99.0000	1.0000
Lan Pax Group S.A. and Subsidiaries	96.969.680-0	99.8361	0.1639	99.8361	0.1639	99.8361	0.1639
Sistema de Distribución Amadeus Chile S.A.	78.074.340-9	0.0000	0.0000	0.0000	0.0000	50.0000	50.0000
Lan Perú S.A.	Foreign	49.0000	21.0000	49.0000	21.0000	49.0000	21.0000
Lan Chile Investments Limited and Subsidiaries	Foreign	99.9900	0.0100	99.9900	0.0100	99.9900	0.0100
Lan Cargo S.A. and Subsidiaries	93.383.000-4	99.8939	0.0041	99.8939	0.0041	99.8939	0.0041
South Florida Air Cargo INC.	Foreign	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000
Connecta Corporation	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	0.0000
Prime Airport Services Inc.	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Transporte Aéreo S.A.	96.951.280-7	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Ediciones Ladeco América S.A.	96.634.020-7	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Aircraft International Leasing Limited	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Fast Air Almacenes de Carga S.A.	96.631.520-2	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Ladeco Cargo S.A.	96.631.410-9	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Laser Cargo S.R.L.	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Lan Cargo Overseas Limited and Subsidiaries	Foreign	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Lan Cargo Inversiones S.A. and Subsidiary	96.969.690-8	0.0000	100.0000	0.0000	100.0000	99.0000	1.0000
Blue Express INTL S.A. and Subsidiary	96.801.150-2	0.0000	100.0000	0.0000	100.0000	0.0000	100.0000
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	99.7100	0.0000	99.7100	0.0000	99.7100	0.0000
Sociedad de Seguridad Aérea S.A.	78.005.760-2	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000
Terminal de Exportación Inter S.A.	96.854.560-4	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000
Additionally as indicated in Note 3, the Company has proceeded to consolidate certain special purpose entities according to Standing Interpretations Committee 12: Consolidation Special purpose entities (“SIC 12”).

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation from  January 01, 2008 and December 31, 2009, are detailed below:

(1)	Sales of company

Sistema de Distribución Amadeus Chile S.A., direct subsidiary of Lan Airlines S.A.
Sociedad de Seguridad Aérea S.A., direct subsidiary of Lan Cargo S.A.
Terminal de Exportación Inter. S.A., direct subsidiary of Lan Cargo S.A.

(2)	Dissolution of Societies

Línea Aérea de Navegación Dominicana S.A., indirect subsidiary  of Lan Chile Investments   Limited.
South Florida Air Cargo Inc.,  direct subsidiary of Lan Cargo S.A.
Lan Card S.A., direct subsidiary of Inversiones Lan S.A.
Trinery S.A., indirect subsidiary of Lan Chile Investments Limited.
Nicsy S.A., indirect subsidiary of Lan Chile Investments Limited

(3)	Incorporation or acquisition of companies

Connecta Corporation, direct subsidiary of  Lan Cargo S.A.
Línea Aérea Carguera de Colombia S.A., direct subsidiary of de Lan Cargo Inversiones S.A.
Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements. As required by International Financial Reporting Standard 1: first-time adoption (“IFRS 1”), these policies have been determined on the basis of the IFRS current at December 31, 2009, which have been applied uniformly in all the periods shown in these consolidated financial statements.

2.1.	Preparation

These consolidated financial statements of the Company relate to the period ended December 31, 2009 constitute the first annual financial statement prepared in accordance with International Financial Reporting Standars (IFRS), as issued by the International Accounting Standards Board (IASB) which have been adopted in Chile under the name of Chilean Financial Reporting Standards (CHFRS), and represent the integral, explicit and unreserved adoption of these international standards. Before, the group’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Chile (Chilean GAAP).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 5 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

At the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but whose application was not mandatory:

Mandatory application:
Standards and amendments	periods beginning

IFRS 1 revised: First-time adoption of international financial reporting standards	01/07/2009

IFRS 3 revised: Business combinations	01/07/2009

Amendment to International Accounting Standard (“IAS 27”):	01/07/2009
Consolidated and separate financial statements

Amendment to IAS 39: Financial instruments: recognition and measurement	01/07/2009

Improvement to the IFRS	01/01/2010

Amendment to IFRS 2: Share based payments	01/01/2010

Amendment to IAS 1: Presentation of the financial statements	01/01/2010

Amendment to IAS 32: Financial instruments, presentation on classification of rights issues	01/01/2010

Amendment to IAS 24: Related party disclosures	01/01/2011

IFRS 9: Financial instruments, classification and measurement	01/01/2013

Mandatory application:
Interpretation	periods beginning

International Financial Reporting Interpretations Committee (“IFRIC 17”): Distributions to owners of non-monetary assets	01/07/2009

IFRIC 18: Transfers of assets from customers	01/07/2009

IFRIC 19: Extinguishing financial liabilities with equity instruments	01/07/2010

Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011

The Company’s management believes that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the period of their first application.

2.2.	Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently excercisable or convertible  to the date of the consolidated financial statements. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or the purchase for accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date, plus the costs directly attributable to the acquisition. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the minority interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.5. (a)).

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b)	Transactions and minority holdings

The Group applies the policy of considering transactions with minorities as transactions with parties outside Lan Airlines S.A. and Subsidiaries. The disposal of minority holdings generates gains or losses for Lan Airlines S.A. and Subsidiaries which are shown in the consolidated statement of income. The acquisition of minority holdings generates goodwill, this being the difference between the price paid and the corresponding proportion of the book value of the net assets of the subsidiary.

(c)	Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries exercise a significant influence but has no control, this usually arise by a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post.acquisition movements in reserves of investees or associates are shown in reserves. Movements post-acquisition accumulated is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the currency of presentation of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;
(ii)	The revenues and expenses of each results account are translated at the exchange rates prevailing on the transaction dates,
(iii)	All the resultant exchange differences are shown as a separate component in net equity.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

2.4.	Property, plant and equipment

The land of Lan Airlines S.A. and Subsidiaries are recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation.

The amounts of advance payments to manufacturers of aircraft, are activated by the Company under Construction in progress until receipt of them, at which they are liquidated.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of  property, plant and equipment  are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives technical; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the value of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.7).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets

(a)	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisitions of subsidiaries is included in Intangible assets and is subjected to tests for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software, are shown as an expense when incurred. Costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Interest costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income.

2.7.	Losses for impairment of non-financial assets

Assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable value. The recoverable value is the greater of the fair value of an asset less the costs of the sale or its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once a year to check that there has been no reversal of the loss.

2.8.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of they are purchased.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading. A financial assetes is classified in this category if acquired mainly for the purpose of being sold in the near future. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.11).

(c)	Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments  held to maturity  are included in non-current assets, except for those maturing within 12 months from the consolidated statement of financial position, which are classified as current assets.

The company valued at the date of each consolidated statement of financial position if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if any evidence of impairment, the amount of the provision is  the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate

2.9.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of a concrete risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transaction. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in off setting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item hedged is over 12 months, and as a current asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as a current asset or liability.

(a)	Fair value hedges

Changes in the fair value of derivatives designated and that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other net gains / (losses).

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within Financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognised. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in net equity is taken immediately to the consolidated statement of income as Other net gains (losses).

(c)	Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in “Other net gains (losses)”.

2.10.	Inventories

Inventories, detailed in note 11, are shown at the lower of cost and their net realization value. The cost is determined on the basis of the weighted average cost method. The net realization value is the estimated sale price in the normal course of business, less applicable variable sale costs.

2.11.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses.  An allowance for impairment losses of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable. The existence of significant financial difficulties by the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered as indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for the accounts receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in credit institutions, other short-term and easily-liquidated investments with an original maturity of three months or less.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction, net of taxes, from the proceeds obtained.

2.14.	Trade and other accounts payable

Trade payables and other accounts payables are initially recognized at fair value and subsequently at amortized cost are valued according to the method of the effective interest rate.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.16.	Deferred taxes

Deferred taxes are calculated, according to the balance-sheet method, on the temporary differences arising between the fiscal amounts of assets and liabilities and their book values. However, if the deferred taxes arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted by balance sheet day, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred taxes are recorded on the temporary differences arising on investments in subsidiaries and associates, since it controls the date on which these will be rolled back and is likely that these will not reverse in the foreseeable future.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by the application of the actuarial value of the accrued cost of the benefit method, and take into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results in the period when they occur.

(d)	Incentives

The Company contemplates an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the estimated amount for distribution.

2.18.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that some payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The discount rate used for determining the present value reflects current market evaluations on the consolidated statements of financial position date of the time value of money, plus the specific risk related to the liability in particular.

2.19.	Revenue recognition

Operating  revenues include the fair value of the proceeds received or to be received on sales of goods and services in the ordinary course of the Company’s business. Operating revenues are shown net of refunds, rebates and discounts.

(a)	Sales of services

a.1	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

a.2	Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers every time that members make certain flights, use the services of entities inscribed to it or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programmes.

a.3	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.20.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Interest-bearing loans. The element of interest in the financial cost is charged in the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under a financial lease is depreciated over the shorter; its useful life and lease term is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.21.	Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and are shown at the lesser of their book value and the fair value less the cost of sale.

2.22.	Maintenance

 Costs incurred for scheduled major maintaining the aircraft fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours.

The unscheduled maintenances of aircraft and engines are charged to income as incurred.

2.23.	Environment

Disbursements related to environmental protection are charged to income when incurred.

NOTE 3 - TRANSITION TO IFRS

3.1 Basis of transition to IFRS

3.1.1 Application of IFRS 1

These consolidated financial statements of the Company relate to the period ended December 31, 2009 and were prepared in accordance with International Financial Reporting Standards (IFRS). The Company has applied the provisions of IFRS 1 in preparing its consolidated financial statements.

The Company’s transition date is January 1, 2008, for which it has prepared its opening consolidated statements of financial position under IFRS at that date. The date of adoption of IFRS is January 1, 2009.

In accordance with IFRS 1, all the obligatory exceptions and some of the optional exemptions have been applied retroactively in the preparation of the above-mentioned consolidated financial statements.

3.1.2	Exemptions in the retroactive application chosen by Lan Airlines S.A. and Subsidiaries

(a)	Business combinations

The Company has applied the exemption contained in IFRS 1 for business combinations. It has therefore re-expressed all business combinations beginning in 1997.

(b)	Fair value or revaluation as deemed cost

The Company has chosen to measure certain items of property, plant and equipment at their fair value on the date of transition, January 1, 2008.

(c)	Personnel benefits

The Company has chosen to recognize all actuarial gains and losses accumulated at January 1, 2008.

3.2.	Reconciliation of IFRS and accounting principles generally accepted in Chile

The reconciliations set out below show the quantification of the impact of the transition to IFRS in the Company:

3.2.1	Net equity as of December 31, 2008
3.2.2	Net equity as of January 1, 2008
3.2.3	Consolidated Income for the period ended December 31, 2008
3.2.4	Statement of consolidated cash flows for the year ended December 31, 2008

3.2.1	Reconciliation of net equity as of December 31, 2008
ThUS$
Chilean GAAP	1,117,978

Lan Pass program	(91,945)
Fixed assets	38,122
Financial debt	10,450
Goodwill	30,598
Japanese Operating Lease (“JOL”) Consolidation	(34,490)
Maintenance	14,723
Deferred taxes complementary accounts	(8,169)
Reserve for derivative hedges	(301,813)
Minority holdings	6,829
Translation adjustment	(6,192)
Others	(7,487)
Effect of transition to IFRS	(349,374)
Net equity according to IFRS	768,604

3.2.2	Reconciliation of net equity as of January 1, 2008
ThUS$
Chilean GAAP	988,052

Lan Pass program	(83,245)
Fixed assets	51,082
Financial debt	14,884
Goodwill	27,580
JOL consolidation	(44,454)
Maintenance	(477)
Deferred taxes complementary accounts	(8,645)
Reserve for derivative hedges	(45,425)
Minority holdings	5,189
Others	(5,664)
Effect of transition to IFRS	(89,175)
Net equity according to IFRS	898,877

3.2.3	Reconciliation of consolidated income for the year ended December 31, 2008

ThUS$
Chilean GAAP	335,739

JOL consolidation	9,964
Maintenance	15,200
Fixed assets	(12,960)
Financial debt	(4,434)
Lan Pass program	(8,700)
Minority holdings	1,831
Goodwill	3,018
Others	(1,346)
Effect of transition to IFRS	2,573
IFRS at the date of the last annual financial statements	338,312

Other income and expenses credit/charge to net equity:

Cash flow hedges	(308,901)
Translation adjustments	(7,371)
Income tax related to components of other income and expenses credit/charged to net equity	52,513

Comprehensive income of the period under IFRS	74,553

The following explain the different concepts included in the above conciliations.

1.	Lan Pass program

Under Chilean GAAP, the accumulated kilometers were booked as a provision calculated at their incremental cost. According to IFRS, the kilometers are booked as deferred income according to their fair value, until the moment they are flown.

2.	Property, plant and equipment

For its first adoption, the Company revalued some components of property, plant and equipment, mainly buildings, land and other technical components. The re-appraisal was carried out once only in accordance with IFRS 1 and the new value corresponds to the initial cost of the assets at the transition date. The book value of goods re-appraisaled to January 01, 2008 and December 31, 2008 amounts to ThUS$ 66,249 and ThUS$ 62,559 respectively. Financing costs become part of the effective interest rate of the loan for financing fixed assets, which is deducted from the capitalized value.

3.	Financial liabilities

The financing costs booked as property, plant and equipment under Chilean GAAP, become part of the effective interest rate of the loan under IFRS. The calculation of financial expenses is determined using the amortized cost method.

4.	Goodwill

Under IFRS, the Company has considered goodwill as an intangible asset of indefinite useful life. At least once a year, the cash-flow generating unit that originated the goodwill is evaluated for possible impairment of its fair value. If there is evidence of impairment, the goodwill is adjusted against income. For the purposes of the first adoption, the Company decided to re-calculate the business combinations occurred since 1997, so the amortization of goodwill has been reversed since then. No other effects are generated from these re-calculations.

5.	JOL consolidation

The Company operates 17 aircraft under a financing structure called Japanese Operating Lease (JOL). This method involves the creation of a special purpose entity that acquires aircraft with bank and third-party financing. Under Chilean GAAP, the aircraft under this scheme are booked as operating leases, generating a charge for aircraft leasing in the consolidated statement of income. Under IFRS and therefore with SIC 12, these aircraft are shown in the consolidated statement of financial position as part of Property, plant and equipment and the corresponding debt is shown as a liability.

6.	Maintenance

Under Chilean GAAP, only own-fleet major maintenance is recognized as an asset, while major maintenance on the leased fleet was recognized via provisions until the next maintenance was carried out. Under IFRS, major maintenance of the whole fleet is capitalized and amortized, recognizing the obligations in the beginning for the fleet leased of the asset received.

7.	Deferred tax complementary accounts

Under Chilean GAAP, the Technical Bulletin No.60 of the Chilean Institute of Accountants permitted booking the effect of the first application of this regulation against an account in the consolidated statement of financial position called “Complementary asset (liability) for deferred (assets) liabilities. These complementary assets (liabilities) were amortized against income in the period estimated for reversal of the temporary difference originating it, except for complementary liabilities originated by the accounting of assets for deferred taxes for tax losses, in which case the amortization was made on the basis of the actual use of such losses. Under IFRS, the complementary asset (liability) accounts were all reversed against retained earnings on the first adoption.

On the other hand, all the differences between Chilean GAAP and IFRS transition that were booked, either in retained earnings or in other reserves, were subjected to the calculation and booking of the corresponding deferred tax, which was booked in the entry originating it. For the reconciliations presented at each of the relevant dates, the differences due to the standards are therefore net of deferred tax.

8.	Reserve for derivative hedges

Under IFRS, on a cash flow hedge, the gains and losses related to fuel or interest rate hedges are shown in the consolidated statement of income within the line item corresponding to the item being hedged (cost or financial expenses). In addition, in a cash flow hedge under IFRS, the fair value of the derivative contracts is deferred within an equity reserve account. This represents a change with respect to fuel hedges as before, under Chilean GAAP, the gains or losses related to them were recognized within the non-operating result, while the fair value of both the fuel and interest-rate hedges was recognized within asset and liability accounts.

9.	Minority holdings

Under IFRS, the Company’s net equity comprises both the holding corresponding to the shareholders of the parent Company and the minority shareholders in its affiliates. Under Chilean GAAP, the minority holding was classified within a line item between long-term liabilities and net equity.

10.	Translation adjustment

Under IFRS, the cumulative translation adjustment of those companies whose functional currency is other than the currency of presentation of the financial statements is included in net equity. These companies correspond to subsidiaries whose functional currencies are Chilean pesos and Argentine pesos.

3.2.4	Reconciliation of consolidated statement of cash flows for the year ended December 31, 2008

The principal differences between Chilean GAAP and IFRS in the preparation of the statement of cash flows are related to the classification of amounts paid for financial leases (included as investment activities in Chilean GAAP and as financing activities under IFRS),  interest paid (included as operating activities under Chilean GAAP and as financing activities under IFRS) and guarantees given for derivative contracts (included as financing activities under Chilean GAAP and as operating activities under IFRS).

	Operational	Investment	Financing
	Cash Flow	CashFlow	Cash Flow
	ThUS$	ThUS$	ThUS$
Chilean GAAP	729,129	(830,545)	58,760
Interest paid	81,421	-	(81,421)
Interest earned	(2,743)	2,743	-
Dividends paid by associated	(813)	813	-
Leasing fee payment	-	52,386	(52,386)
Guarantees derivative contracts	(175,457)	-	175,457
Effects of functional currency change	(462)	-	-
Effect of transition to IFRS	(98,054)	55,942	41,650
Cash flow under IFRS	631,075	(774,603)	100,410

NOTE 4 - FINANCIAL RISK MANAGEMENT

4.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market risks such as (i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (OPEC), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the future of this market has low liquidity index as hedges in society performs West Texas Intermediate (WTI) crude, which has a high correlation with Jet Fuel and is a highly liquid asset and therefore has advantages in comparison  to the use of  index U.S. Gulf Coast Jet 54.

During 2009, the Company booked losses of US$ 128,7 million on fuel hedging concepts. In the same period of the prior year, it produced gains of US$ 35,4  million for the same purpose.

At the end of December 2009, the market value of its fuel positions amounted to US$ 13,6  million (positive).  At the end of December 2008, this market value was US$ 170.2 million (negative) and at January 01 2008, this market value was US$ 4.4 million (positive). The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of december 31, 2009
	Maturities
	Q110	Q210	Q310	Q410	Total
Volume (thousands of barrels WTI)	1,404	1,371	876	738	4,389
Agreed future value (US$ por barril)(*)	84	80	79	82	81
Total (ThUS$)	117,936	109,680	69,204	60,516	355,509

Approximate percentage of hedge (of expected consumption value)	48%	49%	29%	24%	37%

(*)Weighted average between collars and asset options.

Positions as of December 31, 2008
	Maturities
	Q109	Q209	Q309	Q409	Q110	Total
Volume (thousands of barrels WTI)	900	1,170	540	570	300	3,480
Agreed future value (US$ per barrel)(*)	107	104	93	92	92	98
Total (ThUS$)	96,300	121,680	50,220	52,440	27,600	341,040

Approximate percentage of hedge (of expected consumption volume)	33%	44%	19%	20%	10%	25%

(*) Weighted average between collars and asset options.

Positions as of January 01 ,2008
	Maturities
	Q108	Q208	Q308	Q408	Total
Volumen (thousands of barrels WTI	270	331	331	270	1,202
Agreed future value (US$ per barrel)(*)	91	86	87	91	89
Total (ThUS$)	24,570	28,466	28,797	24,570	106,978

Approximate percentage of hedge (of expected consumption volume)	10%	12%	12%	9%	10%

(*)Weighted average between collars and asset options

Sensitivity analysis

A drop in fuel prices positively affects the Company through a reduction in costs. However, this drop negatively affects contracted positions as these are to protect the Company against the risk of a rise in prices. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in prices.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of 2010. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2009, 2008 and 2007.

	Position as of December 31, 2009	Position as of December 31, 2008	Position as of January 01, de 2008
WTI Benchmark price	effect on equity	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)	(millions of US$)

+5	+14,6	+15,7	+1,2
- 5	-13,6	-16,1	- 1,0

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, options and collars to partially hedge the fuel volumes consumed.

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure to December 31, 2009, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant a saving of approximately US$ 31,6  million in the cost of total fuel consumption.

(ii)	Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised at times of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

The risk of debt interest rates equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations at floating rates.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 95% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days London Inter Bank Offer Rate (LIBOR) and the nominal Chilean Active Banking Rate (TAB) 180-day rate.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations.  These changes are considered reasonably possible based on current market conditions.

	Position as	Position as
	of December 31, 2009	of December 31, 2008
Increase (decrease)	effect on pre-tax earnings	effect on pre-tax earnings
in Libor	(millions of US$)	(millions of US$)

+100 basis points	-0.87	-0.65
-100 basis points	+0.87	+0.65

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decrease)	Position as of December 31, 2009	Position as of December 31, 2008	Position as of January 01, de 2008
in three-month Libor	effect on equity	effect on equity	effect on equity
futures rate	(millions of US$)	(millions of US$)	(millions of US$)

+100 puntos base	49,64	63,37	59,2
-100 puntos base	(53,23)	(68,94)	(64,2)

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market. These are because the levels indicated by the futures curves are not necessarily met and will change in each period.

(iii)	Local exchange-rate risks:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its classified statements of financial position and effects on its operating income. It sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents of the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in dollars. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Peruvian sol, Brazilian real, Australian dollar and New Zealand dollar; of these, the largest exposure is in Chilean pesos.

The Company in the first half of 2009 obtained loans for the Chilean peso equivalent of US$ 202 million from local banks, with a payment term of 3 years including 1 year with no capital payments. In order to reduce the risk of a possible rise in the exchange rate, the Company has signed cross-currency swap contracts that fix the payment of a significant portion of these loans in dollars.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations with the Company under a certain financial agreement or instrument, deriving from a fall in the market value of a financial instrument (only financial assets; not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s board, mainly in time deposits with different financial institutions, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as cash and cash equivalents and as investments held to maturity.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of these three and based on this, establishes limits for operations with each counterparty.

Due to the delicate national and international financial situation, the Company changed its credit-risk policy  was stricter at the beginning of  2008, in order to invest only in financial institutions that have a high market value and a local credit rating of over AA. This investment limit with certain local financial institutions meant increasing the investment limits for those institutions that qualified under this policy.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), internacional organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo.  When an agency or airline don not pay your debt are  excluded from operating with IATA’s member airlines. In the case of credit-card administrators, these are fully guaranteed by the issuing institutions.

The exposure consists of the term granted, and this fluctuates between 1 and 45 days.
One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, BSP (Business Sales Processing), CASS (CRC, Clearing House) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company maintains a liquidity policy that translates into a significant volume of available cash. It has begun a financial strengthening plan that will enable it to manage more liquidity than in previous years in order to be prepared to face eventual falls in passenger and cargo traffic. The Company therefore replaced approximately US$ 100 million it had as cash guarantees granted to financial counterparties with stand-by letters of credit. The board also authorized contracting loans or issuing debt in the domestic market through bonds amounting to approximately US$ 250 million. At the end of June 2009, the Company therefore had the equivalent of US$ 252 million contracted with local banks with a repayment term of 3 years, including a one year with no capital payments.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2009

					Up to	One to	Three to	One to	Five
Class of	Debtor				one	three	twelve	five	years or			Effective	Nominal	Nominal
liability	tax No.	Debtor	Currency	Creditor	month	months	months	years	more	Total	Amortization	rate	value	rate
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	US$	ING	4,859	2,496	22,153	106,767	116,885	253,160	Quarterly	5.19	201,409	4.63
		Lan Airlines S.A.	US$	CALYON	8,099	12,779	62,824	234,215	40,878	358,795	Quarterly	5.01	325,998	5.01
		Lan Airlines S.A.	US$	PEFCO	5,939	13,891	59,513	317,409	279,604	676,356	Quarterly	5.14	552,605	4.58
		Lan Airlines S.A.	US$	BNP PARIBAS	7,823	16,304	72,581	393,180	529,928	1,019,816	Quarterly	3.86	840,814	3.72
		Lan Airlines S.A.	US$	RBS	2,034	4,049	18,250	97,334	135,929	257,596	Quarterly	6.40	191,879	5.67
		Lan Airlines S.A.	US$	WELLS FARGO	-	1,551	5,637	29,984	52,100	89,272	Quarterly	3.61	72,770	3.50

Financial leases	89.862.200-2	Lan Airlines S.A.	US$	ING	3,940	-	11,790	82,666	-	98,396	Quarterly	4.45	89,389	3.98
		Lan Airlines S.A.	US$	CALYON	550	1,665	6,659	49,697	41,394	99,965	Quarterly	1.26	95,036	1.24
		Lan Airlines S.A.	US$	CITIBANK	-	1,585	4,920	33,656	-	40,161	Quarterly	1.10	39,018	1.03
		Lan Airlines S.A	US$	S. CHARTERED	4,232	5,477	19,053	29,958	-	58,720	Quarterly	0.89	58,247	0.73

Bank loans	89.862.200-2	Lan Airlines S.A.	US$	SANTANDER	-	930	13,435	52,335	-	66,700	Semiannual	3.77	50,000	3.68
		Lan Airlines S.S.	CLP	CORPBANCA	-	643	11,993	34,991	-	47,627	Semiannual	2.92	45,356	2.82
		Lan Airlines S.A	CLP	ITAU	-	-	10,348	28,504	-	38,852	Semiannual	3.14	36,876	3.06
		Lan Airlines S.A	CLP	BCI	-	-	18,390	50,287	-	68,677	Semiannual	3.38	64,879	3.30
		Lan Airlines S.A.	CLP	ESTADO	-	-	22,721	62,520	-	85,241	Semiannual	3.12	80,852	3.06

Derivatives	89.862.200-2	Lan Airlines S.A.	US$	OTHERS	1,706	3,412	16,647	51,200	(2,279)	70,686	-	-	-	-

Trade and other accounts payable		Lan Airlines S.A. and Subsidiaries		SUNDRY	142,338	235,100	-	72,000	-	449,438	-	-	-	-

Class of liability for the analysis of liquidity risk ordered  by date of maturity as of  December 31, 2008

					Up to	One to	Three to	One to	Five
Class of	Debtor				one	three	twelve	five	years or			Effective	Nominal	Nominal
liability	tax No.	Debtor	Currency	Creditor	month	months	months	years	more	Total	Amortization	rate	value	rate
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	US$	ING	2,934	2,521	16,005	80,577	83,287	185,324	Quarterly	5.34	147,811	4.86
		Lan Airlines S.A.	US$	CALYON	9,359	14,949	69,166	345,897	142,471	581,842	Quarterly	4.21	493,629	5.46
		Lan Airlines S.A.	US$	PEFCO	5,939	11,611	52,665	280,925	349,840	700,980	Quarterly	5.27	554,927	4.74
		Lan Airlines S.A.	US$	BNP PARIBAS	6,670	15,007	63,104	343,427	517,761	945,969	Quarterly	5.63	732,412	4.87
		Lan Airlines S.A.	US$	RBS	2,034	4,049	18,250	97,334	160,263	281,930	Quarterly	6.31	204,689	5.67

Financial leases	89.862.200-2	Lan Airlines S.A.	US$	ING	4,224	-	12,035	63,899	37,361	117,519	Quarterly	5.58	101,071	5.18
		Lan Airlines S.A.	US$	CITIBANK	-	1,714	4,951	41,756	-	48,421	Quarterly	3.05	44,741	2.75
		Lan Airlines S.A.	US$	S. CHARTERED	4,210	5,498	28,872	62,132	-	100,712	Quarterly	1.59	95,252	2.72

Bank loans	89.862.200-2	Lan Airlines S.A.	US$	OTHERS	-	3,465	3,465	-	-	6,930	Quarterly	6.98	6,752	6.96

Derivatives	89.862.200-2	Lan Airlines S.A.	US$	OTHERS	19,576	39,968	119,696	112,822	55,562	347,624	-	-	-	-

Trade and other accounts payable		Lan Airlines S.A. and Subsidiaries		SUNDRY	94,889	293,888	-	90,000	-	478,777	-	-	-	-

Class of liability for the analysis of liquidity risk ordered by date of maturity as of January 01, 2008

					Up to	On to	three to	One to	Five
Class of	Debtor				one	three	twelve	five	years or			Effective	Nominal	Nominal
liability	Tax No.	Detor	Currency	Creditor	months	months	months	years	more	Total	Amortization	rate	Value	rate
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	US$	ING	2,978	593	10,606	55,801	39,677	109,655	Quarterly	5.42	88,731	5.23
		Lan Airlines S.A.	US$	CALYON	9,621	16,293	76,143	401,963	204,287	708,307	Quarterly	5.61	561,753	6.70
		Lan Airlines S.A.	US$	PEFCO	5,939	9,669	46,841	249,721	361,582	673,752	Quarterly	5.23	525,519	4.69
		Lan Airlines S.A.	US$	BNP PARIBAS	1,605	10,246	35,315	188,972	297,305	533,443	Quarterly	6.04	395,698	5.41
		Lan Airlines S.A.	US$	RBS	-	2,009	6,028	32,150	56,263	96,450	Quarterly	6.29	69,397	5.65

Financial leases	89.862.200-2	Lan Airlines S.A.	US$	ING	4,626	-	13,575	68,345	53,715	140,261	Quarterly	5.76	113,221	5.49
		Lan Airlines S.A.	US$	CITIBANK	-	2,040	5,947	52,226	-	60,213	Quarterly	3.80	50,103	5.55
		Lan Airlines S.A.	US$	S. CHARTERED	4,286	5,975	30,515	102,234	-	143,010	Quarterly	2.76	130,124	5.27

Derivatives	89.862.200-2	Lan Airlines S.A.	US$	OTHERS	-	284	3,640	46,344	1,471	51,739	-	-	-	-

Trade and other accounts payable		Lan Airlines S.A. and Subsidiaries		SUNDRY	89,433	274,936	-	-	-	364,369	-	-	-	-

The Company has fuel and interest rate hedging, strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives. During 2008, with the fall in the fuel price, the Company was obliged to provide cash guarantees for this concept.
At the end of 2008, the Company had provided US$ 177,8  million in derivative margin guarantees. At the end of December 31, 2009, it had recovered US$ 175,4  million due to the expiry of fuel contracts, the rise in the fuel price and rates, plus the replacement of cash guarantees with stand-by letters of credit.

4.2.	Capital risk management

The Company’s objectives,  with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its cost.

In order to maintain or adjust the capital structure, the Company could adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the capital according to the leverage ratio, in line with sector practice. This ratio is calculated as net adjusted debt to capital. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

The Company’s strategy in 2008 did not change as compared to 2007, and has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of December 31, 2009, December 31, 2008 and January 01, 2008 were as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$

Total loans	3, 074,425	2, 657,200	2,299,256
Last twelve months Operating lease payment x 8	669,696	564,216	567,448
Less:
Cash and marketable securities	(791,912)	(411,037)	(467,022)

Total net adjusted debt	2, 952,209	2, 810,379	2,399,682
Net equity	1, 098,827	761,775	893,688
Fair value of derivatives	92,230	301,813	45,425
Total capital	4, 143,266	3, 873,967	3,338,795

Leverage ratio	71,3%	72.5%	71,9%

4.3. Estimates of fair value

At December 31, 2009, the Company maintained financial instruments that should be recorded at fair value. These include:

(i) Investments in short-term Mutual Funds (cash equivalent)
(ii) Derivative contracts Interest Rate
(iii) Fuel derivative contracts, and
(iv) Currency derivatives contracts.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted in active markets for a class of similar assets or liabilities, (II) fair value based on valuation techniques that use information from market prices or market price similar financial instruments (III) fair value based on valuation models that do not use market information.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period used the current price buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of period-end market.

The following table shows the classification of financial instruments at fair value at 31 December 2009 depending on the level of information used in the assessment:

	Fair value	Fair value measurements
	At December 31,	Using values considered as
Description	2009	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Short-term mutual funds	175,537	175,537	-	-
Interest rate derivatives	3,129	-	3,129	-
Fair value of fuel price derivatives	14,448	-	14,448	-
Fair value of foreign currency derivatives	25,472	-	25,472	-

Liabilities
Fair value interest rate derivatives	69,433	-	69,433	-
Fair value of fuel price derivatives	876	-	876	-
Fair value of foreign currency derivatives	5,089	-	5,089	-

Additionally, at December 31, 2009, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values the Company has valued these instruments as shown in the table below:

	As of December 31, 2009		As of December 31, 2008
	Book	Fair	Book	Fair
	Value	value	Value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash	2,707	2,707	2,729	2,729
Bank balance	31,176	31,176	9,378	9,378
Time deposits	522,077	522,077	259,019	259,019
Other financial assets	60,415	63,341	10,065	9,016
Trade and other accounts receivable	430,929	430,929	346,239	346,239
Accounts receivable from related entities	38	38	1,368	1,368

Financial liabilities	2,774,942	2,900,232	2,371,887	2,706,668
Others financial liabilities	307,318	307,318	286,658	286,658
Trade and other accounts payable	449,438	449,438	478,777	478,777
Accounts payable to related entities	297	297	302	302

The book value of accounts receivable and payable is assumed to approximate to their fair values, due to the short-term nature of them .In the case of cash on hand, bank balances, deposits and other financial liabilities, fair value approximates their carrying value.

The fair value of the financial debt, is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets valuation was performed according to market price at year end.

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these basically refer to:

1.	The evaluation of possible impairment loss for certain assets.
2.	The useful life and residual value of fixed assets and intangible assets.
3.	The criteria employed in the valuation of certain assets.
4.	Air tickets sold that are not actually used.
5.	The calculation of deferred income at the period-end corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card, pending their use.
6.	The need for provisioning and, if required, the value of these
7.	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events taking place in the future will force them to be modified in the following periods, which would be carried out prospectively.

NOTE 6 - INFORMATION BY SEGMENTS

The Company reports information by segments as established in IFRS 8 “Operative segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers. An operative segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in taking decisions with respect to the assignment of resources and evaluation of results. The Company believes that it has only one operative segment: air transportation.
	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$

Income from ordinary activities from external customers	3,655,513	4,283,187

Interest income	18,183	18,480
Interest expense	(153,109)	(125,488)
Total Net interest expense	(134,926)	(107,008)

Depreciation and amortization	(304,062)	(256,499)
Segment profit to be reported on	231,126	336,480
Earnings on investments	315	696
Income tax	(44,487)	(65,094)

Assets of segment	5.771,972	5,196,866
Investment in associates	1,236	1,389
Disbursements of non-monetary assets of the segment	555,279	788,906

The Company’s revenues by geographic area are as follows:
	For the year ended
	December 31,
	2009	2008

Perú	458,384	432,979
Argentina	404,795	437,759
USA	680,179	946,235
Europe	343,819	380,824
Chile	1,004,291	1.149,084
Others(*)	764,045	936,306

Total (**)	3,655,513	4,283,187

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. The tangible assets mainly comprise aircraft and aeronautical equipment, which are used throughout the different countries so it is not possible to assign to a geographic area.

(*)	Includes the rest of Latin America and Asia Pacific.

(**)	Includes operating revenues and other operating income, less interest income shown in Note 33.

NOTE 7 - CASH AND CASH EQUIVALENTS

	As of	As of	As of,
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Cash	2,707	2,729	3,113
Bank balances	31,176	9,378	8,361
Time deposits	522,077	259,019	308,585
Others	175,537	129,846	125,524
Total	731,497	400,972	445,583

Cash and cash equivalents are denominated in the following currencies at December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:

	As of		As of,	As of
	December 31,		December 31,	January 01,
	2009		2008	2008
	ThUS$		ThUS$	ThUS$
Currency
Argentine peso	6,105		8,235	3,620
Euro	13,255		6,053	2,299
Brazilian real	3,041		2,155	322
Chilean peso	435,514	(*)	124,932	145,737
US dollar	228,879		212,721	267,376
Others	44,703		46,876	26,229
Total	731,497		400,972	445,583

(*) The company entered into currency derivative contracts (forward) by MUS $ 367,412, for conversion of dollars from investments in pesos.

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela.  At December 31, 2009 the amount subject to such restrictions in dollar terms is ThUS$ 26,196 (ThUS$ 40,220 at 31 December 2008 and ThUS$ 25,316 as of January 01, 2008).

 The Company has no significant non-monetary transactions that should be reported nor has it made acquisitions in companies in either period.

NOTE 8 - FINANCIAL INSTRUMENTS

8.1.	Financial instruments by category

December  31, 2009

		Loans and
	Held to	accounts	Hedging	Held for
Assets	maturity	receivable	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	-	555,960	-	175,537	731,497
Others financial assets (*)	60,923	-	-	-	60,923
Trade and other accounts receivable	-	430,929	-	-	430,929
Accounts receivable from related entities	-	38	-	-	38
Hedge assets	-	-	43,049	-	43,049
Other assets	-	26,719	-	-	26,719
Total	60,923	1,013,646	43,049	175,537	1,293,155

(*) relate mostly to domestic and foreign bonds

	Other financial	Hedging	Held for
Liabilities	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing loans	2,774,942	-	-	2,774,942
Other financial debt	299.483	-	7,835	307,318
Trade and other accounts payable	449,438	-	-	449,438
Accounts payable to related entities	297	-	-	297
Hedging liabilities	-	78,333	-	78,333
Total	3,524,160	78,333	7,835	3,610,328

December 31, 2008
		Loans and
	Held to	accounts	Hedging	Held for
Assets	maturity	receivable	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	-	271,126	-	129,846	400,972
Others financial assets (*)	10,571	-	-	-	10,571
Trade and other accounts receivable	-	346,239	-	-	346,239
Accounts receivable from related entities	-	1,368	-	-	1,368
Hedge assets	-	-	3,345	-	3,345
Other assets	-	196,182	-	-	196,182
Total	10,571	814,915	3,345	129,846	958,677

(*) relate mostly to domestic and foreign bonds

	Other financial	Hedging	Held for
Liabilities	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing loans	2,371,887	-	-	2,371,887
Other financial debt	285,313	-	1,345	286,658
Trade and other accounts payable	478,777	-		478,777
Accounts payable to related entities	302	-	-	302
Hedging liabilities	-	348,498	-	348,498
Total	3,136,279	348,498	1,345	3,486,122

January 01, 2008

		Loans and
	Held to	accounts	Hedging	Held for
Assets	maturity	receivable	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	-	320,059	-	125,524	445,583
Others financial assets (*)	23,247	-	-	-	23,247
Trade and other accounts receivable	-	353,976	-	-	353,976
Accounts receivable from related entities	-	228	-	-	228
Hedge assets	-	-	7,162	-	7,162
Other assets	-	22,277	-	-	22,277
Total	23,247	696,540	7,162	125,524	852,473

(*) relate mostly to domestic and foreign bonds

	Other financial	Hedging	Held for
Liabilities	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing loans	2,027,403	-	-	2,027,403
Other financial debt	271,853	-	1,586	273,439
Trade and other accounts payable	364,369	-	-	364,369
Accounts payable to related entities	355	-	-	355
Hedging liabilities	-	54,751	-	54,751
Total	2,663,980	54,751	1,586	2,720,317

8.2.	Credit quality of financial assets

The credit evaluation system used by the Company is that provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

NOTE 9 - TRADE AND OTHER ACCOUNTS RECEIVABLE

	As of	As of,	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	407,320	297,603	309,728
Other	47,426	71,426	66,194
Total trade and other accounts receivable	454,746	369,029	375,922
Less: Allowance for impairment loss	(23,817)	(22,790)	(21.946)
Total trade and other accounts receivable net	430,929	346,239	353,976
Less: Non-current portion	(7,190)	(3,574)	(4,543)
Current trade and other accounts receivable	423,739	342,665	349,433

The fair value of trade and other accounts receivable does not differ significantly from their book value.

There are overdue accounts receivable but that are not impaired. Maturity of these accounts is as follows:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Up to 3 months	10,094	13,333	14,178
Between 3 and 6 months	8,718	20,578	14,845
Total	18,812	33,911	29,023

The amounts of impaired trade and other accounts receivable are as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Judicial and extra-judicial collection	10,383	8,749	5,346
Debtors under extra-judicial collection process	5,031	4,926	4,917
Total	15,414	13,675	10,263

The book values of the Company’s accounts receivable are denominated in the following currencies:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
US dollar	307,685	191,749	209,799
Chilean peso	59,252	69,730	66,982
Euro	17,496	35,055	18,445
Argentine peso	15,158	16,445	14,464
Brazilian real	11,190	14,117	15,963
Australian dollar	7,595	6,745	6,476
Others	12,553	12,398	21,847
Total	430,929	346,239	353,976

The Company recorded allowances when there is evidence of impairment of trade receivables. The impairment is by individual customer or market signs.

Maturity	Impairment
Over 1 year	100%
Between 6 and 12 months	50%

Sensitivity	Market Cases
Assets under judicial collection	100%

The criteria used to determine whether there is objective evidence of loss through impairment are:

-      Ageing of the portfolio
-      Concrete market signs, and
-      Concrete evidence of impairment (default)

The movement in the allowance for impairment loss of trade accounts and other accounts receivables from January 01, 2008 and December 31, 2009 is as follows:

ThUS$
As of January 01, 2008	(21,946)
Write-offs	4,797
Increase in allowance	(5,641)
Balance as of December 31, 2008	(22,790)

As of January 01, 2009	(22,790)
Write-offs	6,110
Increase in allowance	(7,137)
Balance as of December 31, 2009	(23,817)

Once extra-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk determining whether it is appropriate to re-classify accounts as in pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above:

	As of December 31, 2009			As of December 31, 2008			As of January 01, 2008
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	impaired	of risk	according to	impaired	of risk
	balance sheet	exposure	concentrations	balance sheet	exposure	concentrations	balance sheet	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	407,320	(23,817)	383,503	297,603	(22,790)	274,813	309,728	(21,946)	287,782
Other	47,426	-	47,426	71,426	-	71,426	66,194	-	66,194

There are no relevant guarantees covering credit risk and these are valued when they are liquidated; no materially important direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 10 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The accounts receivable from and payable to related entities as of December 31, 2009, December 31, 2008 and January 01, 2008 respectively, are as follows:

a)	Accounts Receivable
-	Current

				As of	As of	As of
			Country of	December 31,	December 31,	January 01,	Transaction	Understanding the nature of
TAX No.	Related party	Relationship	Origin	2009	2008	2008	Deadlines	transaction settlement
				ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controller	Chile	-	12	6	30 to 45 Days	Monetary

96.778.310-2	Concesionaria Chucumata S.A.	Associate	Chile	6	3	-	30 to 45 Days	Monetary

9.259.640-0	Claudia Urrutia U.	Other related parties	Chile	-	139	-	30 to 45 Days	Monetary
56.080.790-2	Asamblea de Comuneros de
	Valle Escondido	Other related parties	Chile	-	-	55	30 to 45 Days	Monetary
74.501.400-3	Club de Golf Valle Escondido	Other related parties	Chile	-	-	5	30 to 45 Days	Monetary
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Other related parties	Chile	-	905	-	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	-	13	-	30 to 45 Days	Monetary
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	3	16	121	30 to 45 Days	Monetary
96.718.470-5	Valle Escondido	Other related parties	Chile	-	-	10	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Other related parties	Chile	29	29	29	30 to 45 Days	Monetary
96.969.680-0	Lan Pax Group S.A.	Other related parties	Chile	-	-	2	30 to 45 Days	Monetary

Total current assets				38	1,117	228

Non-Current

				As of	As of	As of
			Country of	December 31,	December 31,	January 01,	Transaction	Understanding the nature of
Tax No.	Related party	Relationship	Origin	2009	2008	2008	Deadlines	the transaction settlement
				ThUS$	ThUS$	ThUS$
9.259.640-0	Claudia Urrutia U.	Other related parties	Chile	-	251	-	more than 1 year	Monetary

Total non-current assets				-	251	-
Total accounts receivable				38	1,368	228

For the amounts involved were not made provisions for loan losses for the relevant balances as at  December 31, 2009,  as of december 31, 2008 and January 01, 2008.

b)	Accounts Payable

-	Current

				As of	As of	As of
			Country of	December 31,	December 31,	January 01,	Transaction	Understanding the nature of
Tax No.	Related party	Relationship	Origin	2009	2008	2008	Deadlines	the transaction settlement
				ThUS$	ThUS$	ThUS$
96.778.310-2	Concesionaria Chucumata S.A.	Asociate	Chile	-	-	3	30 to 45 Days	Monetary
96.847.880-K	Lufthansa Lan Technical
	Training S.A.	Asociate	Chile	246	255	259	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociate	Chile	6	2	33	30 to 45 Days	Monetary

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	10	-	-	30 to 45 Days	Monetary
96.888.630-4	Sociedad Concesionaria
	Aero Sur S.A.	Other related parties	Chile	-	-	50	30 to 45 Days	Monetary
96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	-	19	10	30 to 45 Days	Monetary
Extranjera	Inversora Aeronáutica Argentina	Other related parties	Chile	35	26	-	30 to 45 Days	Monetary

Total current liabilities				297	302	355

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 11 - INVENTORIES

The inventories at December 31, 2009, December 31, 2008 and January 01,2008 respectively, are detailed below:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Technical stock	35,684	35,798	33,405
Non-technical stock	10,879	10,152	12,699
Total	46,563	45,950	46,104

The items included in this heading are spare parts and materials that will be used mainly in consumption in flight-services and maintenance services themselves and third parties, these are valued at average acquisition cost, net of provision or obsolescence that as of December 31, 2009 amounts to ThUS$ 808 (ThUS$ 567 as of December 31, 2008 and ThUS$ 197 as of January 01, 2008). The resulting amounts do not exceed the respective replacements values.

As of December 31, 2009, the Company recorded ThUS$ 32,677 within the income statement, mainly due to in-flight consumption and maintenance. This amount was ThUS$ 35,147 as of December 31, 2008.

NOTE 12 - HEDGING ASSETS

Hedging assets as of December 31, 2009, December 31, 2008 and January 01, 2008, are as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Cash-flow hedge of interest-rate risk	501	612	971
Cash-flow hedge of currency risk	23,691	-	-
Cash-flow hedge of fuel-price risk	14,448	-	4,385
Total	38,640	612	5,356
Non-Current
Cash-flow hedge of interest-rate risk	2,628	2,733	1,806
Cash-flow hedge of currency risk	1,781	-	-
Total	4,409	2,733	1,806
Total hedging assets	43,049	3,345	7,162

Foreign currency derivatives are Cross Currency Swap contracts taken to cover the cash flow of liabilities denominated in Chilean pesos and forward contracts to hedge the fair value of investments in Chilean pesos

Detailed disclosure of coverages (Note 27)

NOTE 13 - ADVANCE PAYMENTS

Advance payments as of December 31, 2009 as of December 31, 2008 and January 01, 2008 are as follows:

	As of	As of,	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Aircraft insurance and other	5,978	5,078	4,133
Aircraft leases	6,204	4,080	5,333
Others	3,076	2,360	2,097
Total	15,258	11,518	11,563

NOTE 14 - OTHER ASSETS

Other assets as of December 31, 2009, as of December 31, 2008 and January 31, 2008, are as follows:

	As of	As of,	As of
	Deccember 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Derivative margin guarantees	2,400	177,840	-
Deposits in guarantee (aircraft)	308	-	3,634
Other guarantees given	8,904	1,864	2,121
Others	1,870	2,018	2,451
Total	13,482	181,722	8,206

Non-Current
Deposits in guarantee (aircraft)	13,780	13,680	13,780
Deferred expense for aircraft leasing	7,328	9,847	15,253
Other guarantees given	1,327	2,798	2,742
Others	21,408	15,876	1,914
Total	43,843	42,201	33,689
Total other assets	57,325	223,923	41,895

NOTE 15 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2009, as of December 31, 2008 and January 31, 2008 are as follows:
	As of	As of,	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Engines	4,180	4,751	-
Inventories on consignment	2,348	4,564	6,192
Scrapped aircraft	3,840	911	2,429
Rotables	551	218	2,163
Total	10,919	10,444	10,784

During the financial year 2009 is made the sale of two aircraft, and eleven engines (four and five respectively, during the same period of 2008), all Boeing 737 fleet. Also joined an aircraft, and an engine to item (three and five in comparison to the year 2008), all Boeing 737 fleet.

Item balances are presented net of provision that at December 31, 2009 amounting to ThUS$ 4,179 (ThUS$ 2,155 al December 31, 2008 and ThUS$ 4,749 to January 01, 2008)

The Company has no discontinued businesses as of December 31, 2009.

NOTE 16 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes specific-purpose companies.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies and specific-purpose companies:

As of December 31, 2009
	Assets	Liabilities
	ThUS$	ThUS$
Current	261,917	359,230
Non-current	1,246,141	757,164
Total	1,508,058	1,116,394

As of December 31, 2008	Assets	Liabilities
	ThUS$	ThUS$
Current	261,128	351,673
Non-current	1,298,674	819,751
Total	1,559,802	1,171,424

As of January 01, 2008
	Assets	Liabilites
	ThUS$	ThUS$
Current	262,474	330,250
Non-current	1,417,520	1,106,476
Total	1,679,994	1,436,726

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Total operating revenues	1,567,503	1,615,280
Total expenses	(1,483,185)	(1,747,050)
Total net income	84,318	(131,770)

Significant subsidiaries detailed as of December 31, 2009

				Nature and scope of
	Country			significants restrictions
Name of significant	of	Functional	%	on transferring funds
subsidiary	incorporation	Currency	Ownership	to controller

Lan Perú S.A.	Perú	USD	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	USD	99.89804	Without significant restrictions
Lan Argentina S.A	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	USD	100.00000	Without significant restrictions
Aerolane Líneas Aéreas
Nacionales de Ecuador S.A.	Ecuador	USD	71.916673	Without significant restrictions

Summary financial information of significant subsidiaries as of December 31, 2009

							For the year ended,
							December 31, 2009

	Amount	Amount	Amount	Amount	Amount	Amount	Amount
	Amount
Name of significant	Total	Current	Non current	Total	Current	Non current	Operating	Net
subsidiary	assets	assets	assets	liabilities	liabilities	liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	85,773	75,886	9,887	75,221	74,607	614	683,453	4,830
Lan Cargo S.A.	744,176	174,147	570,029	374,378	87,213	287,165	175,734	97,186
Lan Argentina S.A	96,720	66,020	30,700	73,194	72,521	673	316,859	10,205
Transporte Aéreo S.A.	319,340	202,246	117,094	118,433	21,256	97,177	251,398	38,759
Aerolane Líneas Aéreas
Nacionales de Ecuador S.A.	43,638	19,137	24,501	47,955	34,953	13,002	195,718	1,651

Significant subsidiaries detailed as of December 31, 2008

				Nature and scope of
	Country			significants restrictions
Name of significant	of	Functional	%	on transferring funds
subsidiary	incorporation	Currency	Ownership	to controller

Lan Perú S.A.	Perú	USD	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	USD	99.89804	Without significant restrictions
Lan Argentina S.A	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	USD	100.00000	Without significant restrictions
Aerolane Líneas Aéreas
Nacionales de Ecuador S.A.	Ecuador	USD	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries as of December 31, 2008

							For the year ended,
							December 31, 2008
	Amount	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Name of significant	Total	Current	Non current	Total	Current	Non current	Operating	Net
subsidiary	assets	assets	assets	liabilities	liabilities	liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	91,097	80,409	10,688	84,333	84,012	321	661,813	748
Lan Cargo S.A.	741,869	189,375	552,494	469,257	145,647	323,610	228,091	(60,452)
Lan Argentina S.A	98,327	69,610	28,717	81,439	60,300	21,139	287,794	16,299
Transporte Aéreo S.A.	288,793	160,470	128,323	126,645	28,330	98,315	431,095	66,708
Aerolane Líneas Aéreas
Nacionales de Ecuador S.A.	36,965	17,832	19,133	42,933	30,242	12,691	193,950	(3,585)

Significant subsidiaries detailed as of January 01, 2008

				Nature and scope of
	Country			significants restrictions
Name of significant	of	Functional	%	on transferring funds
subsidiary	incorporation	Currency	Ownership	to controller

Lan Perú S.A.	Perú	USD	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	USD	99.89804	Without significant restrictions
Lan Argentina S.A	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	USD	100.00000	Without significant restrictions
Aerolane Líneas Aéreas
Nacionales de Ecuador S.A.	Ecuador	USD	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries as of  January 01, 2008

	Amount	Amount	Amount	Amount	Amount	Amount
Name of significant	Total	Current	Non current	Total	Current	Non current
subsidiary	assets	assets	assets	liabilities	liabilities	liabilities
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	96,853	87,569	9,284	89,448	89,116	332
Lan Cargo S.A.	749,449	173,312	576,137	374,237	73,158	301,079
Lan Argentina S.A	63,940	42,813	21,127	61,521	61,521	-
Transporte Aéreo S.A.	237,235	101,246	135,989	141,795	34,954	106,841
Aerolane Líneas Aéreas
Nacionales de Ecuador S.A.	29,868	26,984	2,884	32,252	24,638	7,614

NOTE 17 - INVESTMENTS IN ASSOCIATES

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2009 and December 31, 2008, and the statements of income for the periods January 01 to December 31 2009, and January 01 to December 31, 2008:
	Assets	Liabilities
	ThUS$	ThUS$
As of December 31, 2009
Current	5,338	736
Non-current	356	-
Total	5,694	736

	Assets	Liabilities
	ThUS$	ThUS$
As of December 31, 2008
Current	3,831	576
Non-current	1,300	238
Total	5,131	814

	Assets	Liabilities
	ThUS$	ThUS$
As of January 01, 2008
Current	4,221	1,179
Non-current	3,478	215
Total	7,699	1,394

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Total operating revenues	5,981	5,972
Total operating expenses	(4,486)	(4,130)
Sum of net income	1,495	1,842

The Company has shown as investment in associates its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the year ended December 2009.

	Country of	Functional
Company	incorporation	Currency	Percentage of ownership			Cost of investment
			As of	As of	As of	As of	As of	As of
			December 31,	December 31,	January 01,	December 31,	December 31,	January 01,
			2009	2008	2008	2009	2008	2008
			%	%	%	ThUS$	ThUS$	ThUS$

Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	20.00	661	661	661

Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	50.00	702	702	702

Concesionaria Chucumata S.A.	Chile	CLP	16.70	16.70	16.70	119	119	119

The principal activities of these companies are as follows:

Austral Sociedad Concesionaria S.A.: Construction, conservation, provision and explotation of aeronautical services, exclusively for the Carlos Ibañez del Campo Airport Passenger Terminal in Punta Arenas.

Lufthansa Lan Technical Training S.A.: Provision of training services for the aeronautical industry and other industries.

Concesionaria Chucumata S.A.: Execution, construction, concession and provision of air terminal services.

These companies have not significant restrictions on the ability to transfer funds.

The movement of investments in associates for the periods January 01, 2008 and December 31, 2009 is as follows:
ThUS$
Opening balance as of January 1, 2008	1,484
Equity in earnings	696
Dividends received	(791)
Total changes in investments in associated entities	(95)
Closing balance as of December 31, 2008	1,389

ThUS$
Opening balance as of January 1, 2009	1,389
Equity in earnings	315
Participation in previous period items	(54)
Dividends received	(414)
Total changes in investments in associated entities	(153)
Closing balance as of December 31, 2009	1,236

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for by the equity method

The associates have not recognized in the periods reported changes directly in equity that must be recognized by the Company.

NOTE 18 - INTANGIBLE ASSETS

a)      Composition and movement of intangible assets

Intangible assets are as follows:
	As of	As of,	As of
	December 31,	December 31,	January 01,
Classes of intangible assets (net)	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Goodwill (net)	63,793	62,927	63,544
Computer software (net)	34,087	26,382	24,348
Other assets (net)	727	1,065	965
Total	98,607	90,374	88,857

	As of	As of,	As of
	December 31,	December 31,	January 01,
Classes of intangible assets (gross)	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Goodwill (gross)	63,793	62,927	63,544
Computer software (gross)	63,585	48,205	40,526
Other assets (gross)	808	1,184	1,184
Total	128,186	112,316	105,254

The movement of software and other assets from January 01, 2008 and December 31, 2009 is as follows:

	Computer	Other	Total
	software net	assets net	net
	ThUS$	ThUS$	ThUS$
As of January l, 2008	24,348	965	25,313
Additions	9,591	1,170	10,761
Business disposals	-	(961)	(961)
Withdrawals	(875)	-	(875)
Amortization	(6,682)	(109)	(6,791)
Balances as of December 31, 2008	26,382	1,065	27,447

	Computer	Other	Total
	software net	assets net	net
	ThUS$	ThUS$	ThUS$
As of January 1, 2009	26,382	1,065	27,447
Additions	14,881	727	15,608
Withdrawals	(73)	-	(73)
Transfers	1,065	(1,065)	-
Amortization	(8,168)	-	(8,168)
Balances as of December 31, 2009	34,087	727	34,814

Intangible assets with a defined useful life comprise mainly computer software which has all been acquired from third parties, for which the Company has defined useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost and amortization is made on a straight-line basis over their estimated useful lives. The amortization of each period is shown in the consolidated statement of results in administrative expenses. The accumulated amortization of computer programs as of December 31, 2009 amounts to ThUS$ 29,498 (ThUS$ 21,823 as of December 31, 2008 and ThUS$ 16,397 as of January 01, 2008). The accumulated amortization of other identifiable intangible assets as of December 31, 2009 amounts to ThUS$ 81 (ThUS$ 119 as of December 31, 2008 and ThUS$ 0 as of January 01, 2008).

b)	Goodwill

With respect to impairment losses of intangible assets, the management has no showns signs of impairment with respect to goodwill and the Company has no other intangible assets with an indefinite useful life.

The movement of goodwill from January 01, 2008 and December 31, 2009 is as follows:

Movement of goodwill
ThUS$
Opening balance as of January 1, 2008	63,544
Disposal of business	(618)
Increase due to exchange rate differences	1
Balances as of December 31, 2008	62,927

Opening balance as of January 1, 2009	62,927
Additions	920
Decrease due to exchange rate differences	(54)
Closing balance as of June 30, 2009	63,793

NOTE 19 - PROPERTY, PLANT AND EQUIPMENT

a)	The detail and movement of the different categories of property, plant and equipment are shown below:

	Gross value			Accumulated depreciation			Net value
	As of	As of	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	January 01,	December 31,	December 31,	January 01,	December 31,	December 31,	January 01,
	2009	2008	2008	2009	2008	2008	2009	2008	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	264.259	267.844	424.747	-	-	-	264.259	267.844	424.747
Land	35.538	35.538	23.564	-	-	-	35.538	35.538	23.564
Buildings	100.662	94.792	94.523	(18.696)	(16.582)	(14.464)	81.966	78.210	80.059
Plant and equipment	4.051.718	3.779.640	3.001.377	(820.036)	(699.729)	(583.069)	3.231.682	3.079.911	2.418.308
Information technology equipment	75.185	75.756	73.930	(60.142)	(59.420)	(56.668)	15.043	16.336	17.262
Fixed installations and accessories	45.526	40.118	40.058	(21.867)	(18.091)	(16.697)	23.659	22.027	23.361
Motor vehicles	2.853	2.654	2.855	(1.902)	(1.845)	(1.870)	951	809	985
Improvements to leased assets	76.536	59.428	27.515	(26.250)	(12.879)	(6.895)	50.286	46.549	20.620
Other property, plants and equipment	863.620	709.116	709.697	(370.448)	(290.277)	(269.155)	493.172	418.839	440.542
Total	5.515.897	5.064.886	4.398.266	(1.319.341)	(1.098.823)	(948.818)	4.196.556	3.966.063	3.449.448

b)      As of December 31, 2008
						Fixed		Improvements	Other	Property,
				Plant and	Information	installations and	Motor	to leased	property,	plant and
	Construction		Buildings	equipment	technology	accessories	vehicles	assets	plant and	equipment
	in progress	Land	net	net	equipment	net	net	net	equipment net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 01, 2008	424.747	23.564	80.059	2.418.308	17.262	23.361	985	20.620	440.542	3.449.448
Additions	5.430	11.974	238	873.329	5.381	1.942	62	-	17.912	916.268
Disposals	-	-	-	(225)	(1)	-	(2)	-	-	(228)
Transfers to (from) non current assets and groups	-	-	-	(16.384)	-	-	-	-	-	(16.384)
Business disposals	(12)	-	-	(100)	(256)	(1.687)	(17)	-	(74)	(2.146)
Asset retirement	-	-	-	(3.155)	(41)	-	(16)	-	(692)	(3.904)
Depreciation	-	-	(2.118)	(171.471)	(5.717)	(3.434)	(206)	(5.983)	(34.068)	(222.997)
Increases (decreases) due to exhanges differences	(11)	-	-	(633)	(296)	(620)	(8)	-	(66)	(1.634)
Other increases (decreases)	(162.310)	-	31	(19.758)	4	2.465	11	31.912	(4.715)	(152.360)
Changes, total	(156.903)	11.974	(1.849)	661.603	(926)	(1.334)	(176)	25.929	(21.703)	516.615
Closing balance as of December 31, 2008	267.844	35.538	78.210	3.079.911	16.336	22.027	809	46.549	418.839	3.966.063

c)      As of December 31, 2009
						Fixed		Improvements	Other	Property,
				Plant and	Information	installations and	Motor	to leased	property,	plant and
	Construction		Buildings	equipment	technology	accessories	vehicles	assets	plant and	equipment
	in progress	Land	net	net	equipment	net	net	net	equipment net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of December 31, 2009	267.844	35.538	78.210	3.079.911	16.336	22.027	809	46.549	418.839	3.966.063
Additions	15.232	-	20	531.038	4.025	2.109	341	863	12.951	566.579
Disposals	(7)	-	-	(6.047)	-	(16)	(25)	-	(1)	(6.096)
Transfers to (from) non current assets and groups	-	-	-	(4.029)	-	-	-	-	-	(4.029)
Asset retirement	-	-	-	(2.299)	(22)	(5)	(2)	-	(864)	(3.192)
Depreciation	-	-	(2.114)	(199.673)	(5.672)	(3.777)	(179)	(13.371)	(42.069)	(266.855)
Increases (decreases) due to exhanges differences	(49)	-	-	(2.034)	278	284	(2)	-	5	(1.518)
Other increases (decreases)	(18.761)	-	5.850	(165.185)	98	3.037	9	16.245	104.311	(54.396)
Changes, total	(3.585)	-	3.756	151.771	(1.293)	1.632	142	3.737	74.333	230.493
Closing balance as of December 31, 2009	264.259	35.538	81.966	3.231.682	15.043	23.659	951	50.286	493.172	4.196.556

d)      Composition of the fleet.

Aircraft included in the Company’s property, plant and equipment:

		As of	As of	As of
		December 31,	December 31,	January 01,
Aircraft	Model	2009	2008	2008
Boeing 737	200ADV (*)	2	5	6
Boeing 767	300ER	17	14	10
Boeing 767	300F	8	8	8
Boeing 767	200ER (**)	1	1	1
Airbus A318	100	15	15	5
Airbus A319	100	20	17	15
Airbus A320	200	16	16	14
Airbus A340	300	4	4	4
Total		83	80	63

(*)	Leased to Sky Service S.A.
(**)	Leased to Aerovías de Mexico S.A.

Operating leases:
		As of	As of	As of
		December 31,	December 31,	January 01,
Aircraft	Model	2009	2008	2008
Boeing 737	200ADV	-	-	6
Boeing 767	300ER	10	12	12
Boeing 767	300F	1	1	1
Boeing 777	Freighter	2	-	-
Airbus A320	200	2	2	3
Airbus A340	300	1	1	1
Total		16	16	23
Total fleet		99	96	86

e)      Method used for the depreciation of property, plant and equipment:
		Useful life
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the Airbus fleet and 36% in the Boeing fleet	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicles	Straight line without residual value	10	10
Improvements to leased assets	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the
	Airbus fleet and 36% in the Boeing fleet	3	20

Depreciation charged to income in the period, included in the consolidated statement of income, amounts to ThUS$ 266,855 (ThUS$ 222,997 as of December 31, 2008). Depreciation charges for the year are recognized in the areas of Cost of Sales and Administrative Expenses in the consolidated statement of income.

f)	Additional information property, plant and equipment:

i)      Property, plant and equipment pledged as guarantee:

For the year ended December 31, 2009, the Company sold its participation in the permanent establishment Linnet Leasing Limited holder of four Airbus A320´s. Moreover, direct guarantees are added  three Airbus A319´s  and three Boeing 767 - 300 that joined the fleet, and two spare engines for Boeing 767 fleet that were refinanced.

Description of property, plant and equipment pledged as guarantee:

			As of December 31,		As of December 31,		As of January 01,
			2009		2008		2008
Creditor of	Assets		Existing	Book	Existing	Book	Existing	Book
guarantee	committed	Fleet	debt	Value	debt	Value	debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Wilmington Trust Company	Aircraft and engines	Boeing 767	1.069.077	1.289.471	913.447	1.058.606	618.341	714.002

BNP Paribas	Aircraft and engines	Airbus A319	324.584	389.071	258.430	302.998	212.719	250.606
		Airbus A318	323.947	380.928	349.155	401.610	118.059	138.061
		Airbus A320	119.567	140.501	128.729	148.125	66.747	77.627

Calyon	Aircraft and engines	Airbus A319	48.157	53.998	53.407	57.904	58.087	62.137
		Airbus A320	-	-	103.026	105.939	110.551	110.719
Total direct guarantee			1.885.332	2.253.969	1.806.194	2.075.182	1.184.504	1.353.152

The amounts of existing debt are presented at nominal value. Book value corresponds for the goods provided as guarantees.

Additionally, there are indirect guarantees related to  assets recorded in property, plant and equipment whose total debt at  December 31,2009 amounting to ThUS $ 281,691 (ThUS $ 242,541 at  December 31, 2008 and ThUS $ 299,228 at  January 01, 2008).

ii) Commitments and others.

Assets fully depreciated and commitments for future purchases are as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Gross value of property, plants and equipment fully depreciated still in use (1)	53,417	49,046	35,050

Commitments for the acquisition of aircraft	8,880,000	7,390,000	7,090,000

(1)	The amounts shown relate mainly to land support equipment and computer equipment and tools.

In December 2009 it signed a purchase commitment with Airbus for the purchase of another 30 aircraft of the A320 family with deliveries between 2011 and 2016. The approximate amount, according to the manufacturer's list price, is ThUS$ 1,972,000.

With the above, as of December 31, 2009, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 45 Airbus aircraft of the A320 family to be delivered between 2010 and 2016. The approximate amount is ThUS$ 2,970,000, according to the manufacturer’s price list.

As December, 2009, and as a result of different aircraft purchase contracts signed with The Boeing Company, there remain 7 B767-300ER aircraft to be delivered by December 2012, 1 B777 – Freighter aircraft for delivery in 2012 and 26  B787  Dreamliner aircraft for delivery between the years 2015 and 2019. The approximate amount is ThUS$ 5,910,000, according to the manufacturer’s price list. In addition, the Company has purchase options over 2 B767-300ER and 15 B787 Dreamliner aircraft.

iii)	Capitalized interest costs with respect to property, plant and equipment.

		As of	As of
		December 31,	December 31,
		2009	2008
Rate of capitalization of capitalized interest costs	%	4.33	5.26
Costs of capitalized interest	ThUS$	9,943	18,821

iv)	Financial leases

The detail of the main financial leases is as follows:

		As of	As of	As of
		December 31,	December 31,	January 01
Lessor	Aircraft	2009	2008	2008
Condor Leasing LLC	Boeing 767	2	2	2
Condor Leasing LLC	Boeing 767	1	1	1
Bluebird Leasing LLC	Boeing 767	2	2	2
Eagle Leasing LLC	Boeing 767	1	1	1
Eagle Leasing LLC	Boeing 767	1	1	1
Seagull Leasing LLC	Boeing 767	1	1	1
Linnet Leasing Limited	Airbus 320	4	-	-
	Total	12	8	8

Leasing contracts where the lessee acts as the parent company of aircraft set a duration of 12 years and quarterly payments of obligations. Additionally, the tenant will hire and have outstanding obligations of insurance coverage for the aircraft, perform maintenance on them to update their own cost and airworthiness certificates.

Fixed assets acquired under financial leases are classified as Other fixed assets in Property, plant and equipment. As of December 31, 2009, the Company has 12 aircraft and 1 spare engine recorded as financial leases (8 aircraft and 1 spare engine as of December 31, 2008, and 8 aircraft and 1 spare engines as of January 01, 2008). As a result of the sale of its holding in the permanent establishment Linnet Leasing Limited in March 2009, the parent Company increased its number of leased aircraft by 4 Airbus A320 with respect to December 31, 2008.

The net value of assets under financial leases as of December 31, 2009 amounts to ThUS$ 458,417 (ThUS$ 382,530 as of December 31, 2008 and ThUS$ 397,423 as of January 01, 2008).

The minimum payments under financial leases are as follows:

As of December 31, 2009
	Gross		Present
	value	Interest	value
	ThUS$	ThUS$	ThUS$
No later than one year	54,473	4,846	49,627
Between one and five years	185,952	9,584	176,367
Over five years	41,266	129	41,137
Total	281,691	14,559	267,131

As of December 31, 2008
	Gross		Present
	value	Interest	value
	ThUS$	ThUS$	ThUS$
No later than one year	64,300	7,355	56,945
Between one and five years	208,608	18,736	189,872
Total	272,908	26,091	246,817

As of January 01, 2008
	Gross		Present
	value	Interest	value
	ThUS$	ThUS$	ThUS$
No later than one year	66,964	9,677	57,287
Between one and five years	222,804	29,310	193,494
Over five years	53,715	3,030	50,685
Total	343,483	42,017	301,466

NOTE 20 – TAXES AND  DEFERRED TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income tax and the deferred taxes refer to the same fiscal authority. The balances of deferred taxes are as follows:

	Assets			Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	January 01,	December 31,	December 31,	January 01,
Concept	2009	2008	2008	2009	2008	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(476)	(442)	(289)	221,712	166,528	141,939
Amortization	2,103	27	320	24,556	29,858	17,978
Provisions	2,995	1,858	1,981	5,097	(2,224)	15,928
Post-employment benefit obligations	333	194	141	(850)	(659)	(694)
Reevaluation of financial instruments	-	-	-	(18,891)	(61,817)	(9,304)
Tax losses	5,013	10,182	14,615	-	-	-
Others	684	766	3,610	8,995	35,686	5,199
Total	10,652	12,585	20,378	240,619	167,372	171,046

Deferred tax assets not recognized:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Temporary differences	2,152	2,152	6,402

Tax losses	3,629	1,972	11,859
Total deferred tax assets not recognized	5,781	4,124	18,261

Deferred income tax assets are recognized for tax loss carry-forwards to the extend that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred income tax assets of Th US$ 3,629 in respect of losses amounting to ThUS$ 11,456   that can be carried against future taxable income

Expense (income) for deferred taxes and income tax for the years ended at December 31, 2009 and 2008 respectively, are attributable to the following:
	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Expense for current income tax
Current tax expense	8,323	10,306
Adjustment to previous year’s
current tax	(2,177)	(1,254)
Other current tax expense	5,556	(959)
Current tax expense, net, total	11,702	8,093

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation
and reversal of temporary differences	31,128	70,598
Increases (reduction) in value of deferred tax assets	1,657	(13,835)
Other deferred tax expense	-	238
Deferred tax expense, net, total	32,785	57,001
Income tax expense	44,487	65,094

Composition of income tax expense (income):

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Current tax expense, net, foreign	2,185	818
Current tax expense, net, Chile	9,517	7,275
Current tax expense, net, total	11,702	8,093
Deferred tax expense, net, foreign	2,024	7,664
Deferred tax expense, net, Chile	30,761	49,337
Deferred tax expense, net, total	32,785	57,001
Income tax expense	44,487	65,094

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$

Tax expense using the legal rate	46,854	68,268

Tax effect of rates in other jurisdictions	6,792	7,684
Tax effect of non-taxable operating revenues	(10,556)	(8,225)
Tax effect of disallowable expenses	836	11,252
Tax effect of use of tax losses not previously recognized	1,801	(14,137)
Other increases (decreases) in legal taxes charge	(1,240)	252
Total adjustments to tax expense using the legal rate	(2,367)	(3,174)

Tax expense using the effective rate	44,487	65,094

Reconciliation of legal tax rate to effective tax rate:
	For the year ended
	December 31,
	2009	2008
	%	%
Legal tax rate	17.00	17.00

Effect of tax rates in other jurisdictions	2.46	1.91
Effect of tax rate on non-taxable operating revenues	(3.83)	(2.05)
Effect of tax rate on disallowable expenses	0.30	2.80
Effect of tax rate on use of not-previously recognized tax losses	0.66	(3.51)
Other increase (decrease) in legal tax rate	(0.45)	0.06
Total adjustment to the legal tax rate	(0.86)	(0.79)
Total effective rate	16.14	16.21

Deferred taxes related to items charged to net equity:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Aggregate deferred taxation related to items charged to net equity	(42,425)	52,513	9,304
Total deferred taxes related to item charged to net equity	(42,425)	52,513	9,304

Effects on deferred taxes of the components of other comprehensive income:

	As of December 31, 2009
			Amount
	Amount before	Income tax	after
	taxes	expense (income)	taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	(252,508)	42,925	(209,583)
Translation adjustment	5,929	(1,008)	4,921
		41,917

As of December 31, 2008
Amount
	Amount before	Income tax	after
	taxes	expense (income)	taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	308,901	(52,513)	256,388

As of January 31, 2008
Amount
	Amount before	Income tax	after
	taxes	expense (income)	taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	54,729	(9,304)	45,425

NOTE 21 - INTEREST-BEARING LOANS

Obligations with credit institutions and debt instruments:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Bank loans	71,124	6,752	12,826
Guaranteed obligations	245,717	214,031	161,563
Financial leases	68,076	63,212	61,546
Other loans	504	33	-
Total current	385,421	284,028	235,935

Non-current
Bank loans	207,657	-	6,753
Guaranteed obligations	1,933,607	1,898,070	1,544,795
Financial leases	213,733	183,607	239,920
Other loans	34,524	6,182	-
Total non-current	2,389,521	2,087,859	1,791,468
Total obligations with financial institutions	2,774,942	2,371,887	2,027,403

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS rules for the case of loans with fixed interest rate, given the effective rate does not vary throughout the loan, while loans with variable interest rate, the effective rate changes to the date of each repricing debt. This involves periodically re-estimating future cash flows so that they reflect movements in market interest rates so as to obtain the new effective rate. The methodology used by the Company to estimate the effective rate is to compute the Internal Rate of Return (IRR) of the loan assuming a constant principal payment and the payment of future interest rates using LIBOR 3-month futures reflect market movements. For its part, the nominal rate is estimated as the spot Libor rate plus margin (spread) of the loan. This methodology can result in effective interest rates lower than nominal interest rates because interest accruals under both methodologies are different throughout the loan and will depend on the slope of the curve of future LIBOR rates.

The book value of financial liabilities is denominated in the following currencies:

	As of		As of	As of
	December 31,		December 31,	January 01,
	2009		2008	2008
	ThUS$		ThUS$	ThUS$
US dollar	2,546,411		2,371,887	2,027,403
Chilean peso	228,531	(*)	-	-
Total	2,774,942		2,371,887	2,027,403

(*) The company entered into currency swap contracts (cross currency swap), fixing the payment of ThUS$ 170,741 of debt, in dollars.

NOTE 22 - OTHER FINANCIAL DEBT

The detail of other financial debt as of December 31, 2009, December 31, 2008 and January 01, 2008, respectively, is as follows:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Interest rate derivative	2,031	-	-
Currency derivative	-	1,345	1,586
Total currente	2,031	1,345	1,586

Non-current
Fleet financing (JOL)	299,483	285,313	271,853
Interest rate derivative	5,804	-	-
Total non currente	305,287	285,313	271,853
Total Other financial liabilities	307,318	286,658	273,439

NOTE 23- TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable as of December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:
	As of		As of		As of
	December 31,		December 31,		January 01,
	2009		2008		2008
	ThUS$		ThUS$		ThUS$
Current
Trade creditors	311,441		298,067		271,709
Leasing obligations	9,441		7,808		7,931
Other accounts payable	56,556	(*)	82,902	(*)	84,729
Total current	377,438		388,777		364,369
Non-current
Other accounts payable	72,000	(*)	90,000	(*)	-
Total non-current	72,000		90,000		-
Total trade and other accounts payable	449,438		478,777		364,369

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United Statesof America  for the periods enden  December 31, 2009 and 2008, respectively. See detail in note 24.

Below is opening by way of trade payables and other payables:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Baording Fee	72,291	67,682	48,823
Aircraft fuel	71,881	69,396	103,133
Landing fees	34,321	31,183	26,687
Handling and ground handling	25,885	23,476	20,051
Providers of technical buying	24,784	58,390	39,300
Professional service and advice	18,536	17,126	10,263
Other personal expenses	16,938	37,072	31,947
Achievement of objectives	13,228	18,246	17,998
Maintenance	15,821	18,316	17,782
Marketing	11,624	9,876	10,592
In-flight services	10,253	8,824	12,314
Aircraft and engines lease	9,441	7,808	10,366
U.S.A Department of Justice (*)	90,000	109,000	-
Others	34,435	2,382	15,113
Total trade and other accounts payable	449,438	478,777	364,369

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America  for the periods ended  December 31, 2009 and December 31,2008. See detail in note 24.

NOTE 24 - PROVISIONS

The detail of provisions as of December 31, 2009, December 31, 2008 and January 01, 2008 is as follows:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current provisions
Provision for legal claims (1)	970	2,217	-
Total current	970	2,217	-

Non-current provisions
Provision for legal claims (1)	1,834	1,344	399
Provision for European Commission investigation (2)	25,000	25,000	25,000
Total non-current	26,834	26,344	25,399

Total provisions	27,804	28,561	25,399

(1)
The amount represents a provision for certain demands made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2009 will be applied during the next 12 months.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions from January 01, 2008 and December 31, 2009 is as follows:

		U.S.A	European
	Legal	Justice	Commission
	claims	Department	Investigation	Total
	ThUS$	ThUS$	ThUS$	ThUS$

As of January 1, 2008	399	-	25,000	25,399
Increase in provisions	3,248	109,000	-	112,248
Provision used	(28)	(109,000)	-	(109,028)
Exchange difference	(58)	-	-	(58)
Balance as of December 31, 2008	3,561	-	25,000	28,561

		U.S.A	European
	Legal	Justice	Commission
	claims	Department	Investigation	Total
	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2009	3,561	-	25,000	28,561
Increase in provisions	1,607	-	-	1,607
Provision used	(2,679)	-	-	(2,679)
Exchange difference	315	-	-	315
Balance as of December 31, 2009	2,804	-	25,000	27,804

European Commission Provision:  (a) This provision was established because of the investigation begun by the Directorate General for Competition of the European Commission of more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market.  This was a joint investigation by the European and U.S.A. authorities.  The start of the investigation was disclosed through a material event notice given December 27, 2007.  The U.S.A. portion of the global investigation concluded with respect to Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) by the signature of a Plea Agreement with the U.S.A.  Department of Justice, as disclosed in a material event notice on January 21, 2009; (b) There is no specific information on the date when the Directorate General for Competition of the European Commission will render a decision on this investigation, but it is expected to be during 2010 at the latest.  The decision by the Directorate General can be appealed to the Court of First Instance in Luxembourg and the decision on that appeal can be further appealed to the Court of Justice of the European Union; (c) Although Lan Cargo S.A. is a participant in the European Commission’s Leniency Program because of its collaboration in that investigation, which will result in significant discounts on the fine set by that authority, there are different variables that make it impossible to predict the fine with any certainty.  In the opinion of our outside attorneys in Brussels, Belgium, in view of the directives of the European Commission on the matter and taking into account the inherent uncertainties of the fine range, the Company decided to make a provision for ThUS$25,000 (twenty-five million dollars of the United States of America).  The EC’s decision may stipulate that Lan Cargo S.A. and its parent company, Lan Airlines S.A., are both liable for the payment of any fine.

NOTE 25 - OTHER LIABILITIES

Other liabilities as of December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Dividends payable	70,387	105,330	120.074
Other guarantees received	2,102	1,620	891
Other sundry liabilities	935	2,814	672
Total current	73,424	109,764	121,637
Non-current
Aircraft and engine maintenance	46,644	37,007	43,988
Provision for vacations and bonuses	6,212	6,699	8,485
Other sundry liabilities	2,182	3,958	9,113
Total non- current	55,038	47,664	61,586
Total other liabilities	128,462	157,428	183,223

NOTE 26 - OBLIGATIONS FOR LONG-TERM AND POST-EMPLOYMENT BENEFITS

The obligations for long term and post employment benefits from January 01, 2008 and December 31, 2009, respectively, is as follows:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Non-current
Pension payments	2,588	2,121	1,737
Termination payments	1,053	863	1,438
Other obligations	1,914	881	907
Total non-current	5,555	3,865	4,082

(a)  The movement in payments for pensions, termination and other obligations from January 01, 2008 and December 31, 2009 is as follows:
ThUS$
As of January 1, 2008	4,082
Cost of current services	548
Benefits paid	(765)
Balance as of December 31, 2008	3,865

As of January 1, 2009	3,865
Cost of current services	3,705
Benefits paid	(2,015)
Balance as of June 30, 2009	5,555

(b)  The provision for short-term benefits from January 01, 2008 and December 31, 2009 respectively, is detailed below:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Profit-sharing and bonuses	29,596	39,014	29,696

The participation in profits and bonuses are annual incentives plan for achievement the objectives.

The movement in the classes of employment expenses is the following:

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Salaries and wages	476,404	456,599
Short-term employee benefits	58,530	54,148
Termination benefits	17,408	13,757
Other personnel expenses	84,329	83,433
Total	636,671	607,937

NOTE 27 - HEDGING LIABILITIES

Hedging liabilities as of December 31, 2009, December 31, 2008 and January 01, 2008 as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Interest accrued since last payment date
Swap rates	2,935	873	-
Cash-flow hedge of interest-rate risk	21,580	19,491	6,936
Cash-flow hedge of foreign-currency risk	5,089	-	-
Cash-flow hedge of fuel-price risk	876	159,749	-
Total	30,480	180,113	6,936

Non-current
Cash-flow hedge of interest-rate risk	47,853	157,872	47,815
Cash-flow hedge of fuel-price risk	-	10,513	-
Total	47,853	168,385	47,815

Total	78,333	348,498	54,751

The foreign currency derivatives correspond to forward contracts to hedge the fair value of investments in Chilean pesos

Hedging operation

The fair values by type of derivative contracts registered under the methodology of coverage, are presented below:
	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Forward starting swaps (FSS) (1)	(31,928)	(140,462)	(46,416)
Interet rate options (2)	3,129	3,344	2,777
Interest rate Swaps (3)	(37,506)	(36,900)	(8,335)
Cross currency swaps (CCIRS) (4)	19,706	-	-
Fuel collars (5)	5,329	(170,262)	4,385
Fuel Swap (6)	8,244	-	-
Currency Forward (7)	677	-	-

 (1)        Covers the significant variations in cash flows associated with market risk implicit in the changes in the interest rate 3-month Libor for long-term loans incurred in the acquisition of aircraft to be produced from the future date the contract. These contracts are recorded as contracts cash flow hedges.

(2)        Covers the significant variations in cash flows associated with market risk implicit in the changes in the interest rate 3-month Libor for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as contracts cash flow hedges.
(3)        Covers the significant variations in cash flows associated with market risk implicit in the increases in the Libor interest rate of 3 and 6 months for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as contracts cash flow hedges.
(4)        Covers the significant variations in cash flows associated with market risk implicit in the changes in the interest rate TAB 180 days and the dollar exchange rate - Chilean peso bank loans.
(5)        Covers significant variations in cash flows associated with market risk implicit in the changes in the price of fuel for future purchases.
(6)        Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of fuel for future purchases.
(7)        Covers investments denominated in Chilean pesos to changes in the dollar exchange rate - Chilean peso, with the aim of ensuring investment in dollars.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, cash flow hedges subjects will occur and will impact results from 1 to 9 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, they will occur and will impact results over the life of the related loans, which are valid for 12 years. Regarding coverage rate and currency, the impact on outcomes will occur continuously throughout the life of the contract (3 years), while flows will occur quarterly. Finally, the results will impact investment hedges steadily over the life of the investment (up to 3 months), while the flow occur at the maturity of the investment.

During the periods presented have not occurred hedging highly probable future transactions that have not been made.

During the periods presented, there has been no hedge ineffectiveness in the consolidated statement of income

Since none of the coverage resulted in the recognition of a nonfinancial asset, any portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income and transferred from net equity to income during the exercise, are as follows:
	As of	As of
	December 31,	December 31,
	2009	2008
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive
Income during the exercise	252,508	(308,901)
Debit (credit) transferred from net equity to
Income during the exercise	(193,534)	(25,964)

NOTE 28 - LIABILITIES ACCRUED AT THE DATE OF THE REPORT

The liabilities accrued as of December 31, 2009, December 31, 2008 and January 01, 2008 is as follows:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Aircraft and engine maintenance	29,055	43,463	55,630
Accounts payable to personnel	33,890	43,825	38,939
Accrued personnel expenses	24,576	19,581	19,930
Others liabilities accrued	11,638	23,806	-
Total	99,159	130,675	114,499

NOTE 29 - EQUITY

a)      Capital

The capital of the company is in the following form:

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at the end of each period amounts to ThUS$ 453,444, divided into 338,790,909 common stock of a same series, of ordinary character,no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disuse, loss, replacement and other circumstances, and the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

b)      Subscribed and paid shares

As of December 31, 2009, December 31, 2008, and January 01, 2008, the total number of authorized common shares is 341 million shares of no par value. Of the total shares subscribed, 338,790,909 shares have been fully paid, leaving 2,209,091 shares reserved for issuance under option contracts.

c)      Other reserves

The movement of other reserves from January 01, 2008 and December 31, 2009 is as follows:

		Hedge	Stock
	Translation	transactions	option	Other
	reserve	reserve	plans	reserves	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2008	-	(45,425)	-	(52)	(45,477)
Derivatives valuation losses	-	(308,901)	-	-	(308,901)
Deferred tax	-	52,513	-	-	52,513
Translation differences subsidiaries	(6,192)	-	-	-	(6,192)
Stock option plans	-	-	1,801	-	1,801
Balances as of December 31, 2008	(6,192)	(301,813)	1,801	(52)	(306,256)

		Hedge	Stock
	Translation	transactions	option	Other
	reserve	reserve	plans	reserves	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2009	(6,192)	(301,813)	1,801	(52)	(306,256)
Derivatives valuation gains	-	252,508	-	-	252,508
Deferred tax	1,009	(42,925)	(507)	-	(42,423)
Translation differences subsidiaries	259	-	-	-	259
Stock option plans	-	-	1,183	-	1,183
Legal reserves	-	-	-	65	65
Others	-	-		(2,657)	(2,657)
Balances as of December 31, 2009	(4,924)	(92,230)	2,477	(2,644)	(97,321)

(c.1)        Translation reserves

These originate from exchange differences arising on the translation of any investment in foreign entities (or Chilean with a functional currency different to that of the parent), and of loans and other instruments in foreign currency designated as hedges for such investments, are taken to equity. When the investment (all or part) is sold or disposed of, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal.

(c.2)        Reserves for hedging transactions

These originate from the valuation at fair value at the end of each period of the outstanding derivative contracts that have been defined as hedges. As and when these contracts expire, these reserves should be adjusted and the corresponding results shown.

(c.3)        Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 39.

(c.4)        Other sundry reserves

The balance of other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Reserve for the adjustment of the
value of fixed assets (1)	2,620	2,620	2,620
Share issuance and placement costs (2)	(2,672)	(2,672)	(2,672)
Purchase minority investments	(2,657)	-	-
Others	65	-	-
Total	(2,644)	(52)	(52)

(1)
Corresponds to the technical revaluation of fixed assets authorized by the Superintendency of Securities and Insurance in 1979, in Circular No. 1529.  The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(2)
As established in Circular 1,736 of the Superintendency of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve that the share issuance and placement costs be deducted from the paid capital.

d)	Retained earnings

The movement in the retained earnings reserve from January 01, 2008 and December 31, 2009 is as follows:
ThUS$
As of January 1, 2008	485,721
Result for the period	336,480
Dividends	(207,614)
Balance as of December 31, 2008	614,587

ThUS$
As of January 1, 2009	614,587
Result for the period	231,126
Other increases	1,613
Dividends	(104,622)
Balance as of December 31, 2009	742,704

e)      Dividends per share

As of December 31, 2009
	Interim	Interim
	dividend	dividend
Description	2009	2009
Date of dividend	28-07-2009	29-12-2009
Amount of the dividend (ThUS$)	34,621	70,001
Number of shares among which the
dividend is distributed	338,790,909	338,790,909
Dividend per share (US$)	0.10219	0.20662

As of December 31, 2008:

	Final	Interim	Interim
	dividend	dividend	dividend
Description	2007	2008	2008
Date of dividend	10-04-2008	29-07-2008	23-12-2008
Amount of the dividend (ThUS$)	5,827	96,786	105,001
Number of shares among which the
dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.01720	0.28568	0.30993

The Company’s dividend policy is that these be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This does not conflict with, if any dividends on the mandatory minimum and attending to the specific factual circumstances that may be received during the course of the year.

At 31 December 31, 2009 are provisors dividends declared for the 45.3% of the profits of the financial year 2009.

NOTE 30 - OPERATING REVENUES

The detail of operating revenues as of December 31, 2009 and 2008 is as follows:

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Passengers	2,623,608	2,820,830
Cargo	895,554	1,319,415
Total	3,519,162	4,140,245

NOTE 31 – COSTS AND EXPENSES BY NATURE

a)     Costs and operating expenses

The main operating costs and administrative expenses are detailed below:
	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Other rentals and landing fees	490,921	544,247
Aircraft Fuel	959,608	1,388,826
Comissions	143,900	190,224
Other operating expenses	387,106	413,972
Aircraft rentals	83,712	70,527
Aircraft maintenance	121,037	105,920
Passenger service	92,796	85,257
Total	2,279,080	2,798,973
b)     Depreciation and amortization

Depreciation and amortization are detailed below:
	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Depreciation (*)	295,894	249,708
Amortization	8,168	6,791
Total	304,062	256,499

(*) Includes the depreciation of property, plant and equipment and the maintenance cost of operating leased aircraft.

c)      Personnel expenses

The costs for this concept are disclosed in Note obligations Post-employment benefits (Note 26).

d)      Financial costs

The detail of financial costs is as follows:
	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Bank loan interest	113,827	102,768
Financial leases	4,406	10,042
Other financial instruments	34,876	12,678
Total	153,109	125,488

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, marketing costs, distribution costs, and administrative expenses, other expenses of operating and financial costs presented in the consolidated statement income by function.

NOTE 32 - GAINS (LOSSES) ON SALES OF NON-CURRENT ASSETS NOT HELD FOR SALE

The gains (losses) on sales of non-current assets not held for sale as of December 31, 2009 and 2008 are as follows:
	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Property, plant and equipment	4,278	2,546
Investments in companies, associates and
joint businesses	(2)	3,664
Total	4,276	6,210

The gain (loss) on sales of the period is presented in other operating income.

NOTE 33 - OTHER OPERATING INCOME

Other operating incomes are as follows:	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Duty Free	9,593	15,668
Aircraft leasing	20,696	41,417
Logistics and courier	33,132	32,161
Customs and warehousing	18,682	25,375
Tours	31,088	3,187
Interest income	18,183	18,480
Other miscellaneous income	23,160	25,134
Total	154,534	161,422

NOTE 34 - EXCHANGE  RATE DIFFERENCES

Exchange rate differences shown in income, except for financial instruments at fair value through profit and loss, accumulated to December 31, 2009 and 2008 generated a credit of ThUS$ 23,443 and a charge of ThUS$ 11,237 respectively.

Exchange rate differences shown in equity as translation reserves for the ended December 31, 2009 and 2008 represented a credit of ThUS$ 1,442 and a charge of ThUS$ 7,371 respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
Chilean peso	507.10	636.45	496.89
Argentine peso	3.80	3.45	3.15
Brazilian real	1.74	2.34	1.77
Peruvian sol	2.89	3.14	2.99
Australian dollar	1.12	1.45	1.15
Strong bolivar	2.14	2.14	2.14
Boliviano	7.00	6.97	7.53
Uruguayan peso	19.45	24.25	21.45
Mexican peso	13.06	13.82	10.90
Colombian peso	2,043.07	2,246.16	2,009.00
New Zealand dollar	1.39	1.73	1.30
Euro	0.70	0.71	0.68

NOTE 35 - EARNINGS PER SHARE
	For the year ended
	December, 31
	2009	2008
Earnings attributable to controlling company’s
equity holders (ThUS$)	231,126	336,480
Weighted average number of shares, basic	338,790,909	338,790,909
Basic and diluted earnings per share (US$)	0.68	0.99

The Company has considered the effect of stock options contracts have on earnings per share, concluding that not diluted because the average share value in the market during the period is below the exercise price options.

NOTE 36 - CONTINGENCIES

a)      Lawsuits

a1)    Actions brought by Lan Airlines S.A. and Subsidiaries

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceedings	involved
ThUS$

Atlantic Aviation Investments	Supreme Court of the	07-6022920	Atlantic Aviation Investments LLC., an	Stage of execution in Switzerland of judgment	17,100
LLC (AAI)	State of New York		indirect subsidiary of Lan Airlines S.A. constituted	condemning Variglog to repay the principal	plus interest
	County of New York		under the laws of the state of Delaware, sued	in favor of AAI. Regarding interest and	and costs
			Varig Logística S.A. (“Variglog”) for the non-	costs, the final determination is awaited of
			payment of four loans under loan	the amounts by the court in New York in
			agreements governed by the law of New	order to proceed with execution in Switzerland.
			York. These agreements provide for the	An embargo is held over the bank account of
			acceleration of the loans in the event of sale	Variglog in Switzerland by AAI. Varilog is
			of the original debtor, VRG Linhas Aéreas S.A.	seeking recovery through the courts in Brazil

Atlantic Aviation Investments	Supreme Court of the	602286-09	Atlantic Aviation Investments LLC. Sued Matlin	the respondents filed a motion to dismiss	17.100
LLC	State of New York		Patterson Global Advisers LLC, Matlin	that is pending before the court.	plus interest,
	County of New York		Patterson Global Opportunities Partners II LP,	In the interim, the court authorized the	costs and
			Matlin Patterson Global Opportunities Partners	commencement of the discovery	damages
			(Cayman) II LP y Volo Logistics LLC (a) as alter	stage
egos for Variglog, for failure top ay the four loans
indicated in the previous note; and (b) for a default
on their obligations of guarantors and other obligations
under the Memorandum of Understanding signed by
the parties on September 29, 2006

Aerolane, Líneas Aéreas	Tax Tribunal of	6319-4064-05	Against the regional director of the Guayaquil	Ready to pronounce judgment	4,210
Nacionales del Ecuador S.A.	Guayaquil		Internal Revenue Service for payment of
VAT credit

Lan Airlines S.A.	Tax Tribunal of Quito	23493-A	Against the regional director of the Quito	About to request judgment	3,958
Internal Revenue Service for payment of
VAT credit

Lan Argentina S.A.	15th National Court of	10587/09	Request for bankruptcy of Southern Winds S.A.	Direct negotiations are being held with	3,200
	first instance commercial,		for various unpaid loans	the debtor, proceeding to transfer the request
	Buenos Aires.			for bankruptcy if these do not succeed

a2)    Lawsuits against Lan Airlines S.A. and Subsidiaries

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceedings	involved
ThUS$

Aerolinhas Brasileiras S.A.	Secretary of Finance of	2003	The administrative authority of Río de Janeiro,	Pending resolution of the revision group	3,000
	State of Río de Janeiro		Brazil, notified breach action or fine for	to annul the fine.
alleged non-payment of ICMS (VAT) on
import of Boeing-767 aircraft registered No.
PR-ABB.

Lan Airlines S.A.	Labor, Buenos Aires,	34187/07	Labor complaint brought by ex customs	The first-instance decisión was in favor	567
	Argentina		agent alleging labor relationship with	of Lan. A final decisión by the chamber
			Lan Airlines S.A.	is pending

Lan Airlines S.A	2nd Labor Court of	354-2008	Complaint brought by the Union of Aviation	Decision in favor of Lan. An aapeal	Undetermined
	Santiago, Chile		Workers of Lan Airlines S.A.	by other party is pending
(maintenance), for remuneration differences due,
alleging non-compliance with clause of the
collective agreement regulating the income
leveling system.

Lan Airlines S.A. and	European Commission,	-	Investigation of possible breaches of free	The European Commission notification	Undetermined
Lan Cargo S.A	Canada, New Zealand		Competition of cargo airlines, especially the	was answered on April 14, 2008.
	and South Korea.		fuel surcharge.
On December 26, 2007, the Director
General for Competition of the European Commission
notified Lan Cargo S.A.and Lan Airlines S.A. of the
instruction of a process against twenty-five cargo
airlines, including Lan Cargo S.A.,
for alleged breaches of free competition in the
European air cargot market, especially the intended
fixing of a surcharge for fuel and
cargo. According to the present state of the
proceedings and as reported by the
external lawyers in Europe, it is not possible
to foresee the result of the proceedings.

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceedings	involved
ThUS$

Lan Cargo S.A. and	Competent tribunal of	-	As a consequence of the investigation into alleged	Class action were filed	Undetermined
Lan Airlines S.A	the United States and		breaches of free competition of cargo
	Canada to hear class actions		airlines, especially fuel surcharge

Lan Logistics, Corp	Federal Court, Florida,	-	In mid June 2008 a demand was	This case is scheduled for	Undetermined
	United States		presented for purchase option right	trial in february 2010.
for sale of LanBox.

Aerolinhas Brasileiras S.A.	Competent court of	-	As a consequence of the investigation into alleged	Investigation pending.	Undetermined
	United States for hearing		breaches of free competition of cargo
	class actions		airlines, especially fuel surcharge

Aerolinhas Brasileiras S.A.	Conselho Administrativo	-	Investigation of alleged breaches of free	Investigation pending.	Undetermined
	de Defensa Económica,		competition of cargo airlines, especially
	Brasil		fuel surcharge.

Of the cases mentioned above, in view of the state of the proceedings and/or the improbable event of obtaining adverse sentences in these, as of December 31, 2009 it has been estimated in each case that it is not necessary to make any provision, despite a provision of US$ 25 million related to the present global investigation carried out in the European Union on a possible breach of competition regulations regarding the setting of fuel surcharges and other charges, which involves a large number of international cargo airlines, including Lan Cargo S.A., the cargo subsidiary of Lan Airlines S.A., in the European air cargo markets.

NOTE 37 - COMMITMENTS

(a)    Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the parent Company’s financial indicators on a consolidated basis. Restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets. These same restrictions also exist with respect to several contracts signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft with the guarantee of the US Export–Import Bank, this time applied to both the parent Company and its subsidiary Lan Cargo S.A. Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by European export credit agencies, limits have been established on some of the Company’s financial indicators, together with management restrictions in terms of its ownership and asset disposals.  In connection with the financing of spare engines for its fleet Boeing 767 and 777, which are guaranteed by the Export - Import Bank of the United States, have placed restrictions on the shareholding of its guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, local banks, for the present year, have set limits to some financial indicators of the parent company on a consolidated basis. At 31 December 2009, the Company is in compliance with these covenants.

(b)    Commitments under operative leases as lessee

Details of the main operating leases are as follows:
		As of	As of	As of
		December 31,	December 31,	January 01,
Lessor	Aircraft	2009	2008	2008

International Lease Finance Corporation	Boeing 767	8	8	8
Orix Aviation SystemsLimited	Airbus 320	2	2	2
Celestial Aviation Trading 35 Limited	Boeing 767	1	1	1
MSN 167 Leasing Limited	Airbus 340	1	1	1
Celestial Aviation Trading 16 Limited	Boeing 767	1	1	1
Nordea Finance Sweden PLC	Boeing 767	-	1	1
CIT Aerospace International	Boeing 767	1	1	1
The Boeing Company	Boeing 767	-	1	-
Celestial Aviation Trading 39 Ltd. -
GECAS (WFBN)	Boeing 777	1	-	-
Celestial Aviation Trading 23 Ltd. -
GECAS (WFBN)	Boeing 777	1	-	-
ADL Leasing LLC	Boeing 737	-	-	5

ACL Aviation Ltd.	Boeing 737	-	-	1
ACS 2007 - 1 Limited (WFBN)	Boeing 767	-	-	1
Aircastle Investment Holdings 2 Limited (WFBN)	Airbus 320	-	-	1
Total		16	16	23

The rentals are shown in income according as they are earned.

The minimum future lease payments not yet payable are the following:

	As of	As of	As of
	December 31,	December 31,	January 01,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Up to one year	90,731	58,988	67,328
One to five years	273,055	139,291	111,582
Over five years	80,165	8,266	8,169
Total	443,951	206,545	187,079

The minimum lease payments charged to income are the following:

	As of	As of
	December 31,	December 31,
	2009	2008
	ThUS$	ThUS$
Minimum operating lease payments	81,425	67,781
Total	81,425	67,781

In April 2009, the first B777-Freighter aircraft was incorporated and in May 2009 the second of these aircraft arrived. In September 2009 the leasing of the Boeing 767 – 300, registration CC-CGN, will end, aircraft was returned in October 2009.

From October 2009 were modified lease terms of 7 Boeing 767-300ER aircraft. Five aircraft were extended from three to seven years and two aircraft were reduced by two to three years.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

c)      Other commitments

At December 31, 2009 the Company has existing letters of credit and guarantee ballots, as follows:Amount Release

Creditor Guaranteed	Debtor	Type	ThUS$	Date

Deutsche Bank A.G.	Lan Airlines S.A	Two letters of credit	20,000	30-Jan-10
The Royal Bank of Scotland plc	Lan Airlines S.A	Two Letter of credit	18,000	08-Jan-10
Dirección General de aeronaútica
civil de Chile	Lan Airlies S.A.	44 guarantee ballots	3,000	27-Jan-10
Dirección Seccional de Aduanas	Línea Aérea Carguera	Two guarantee insurance
de Bogotá	de Colombia S.A.	policies	2,430	07-Apr-14
Whasington International Insurance	Lan Airlines S.A.	Four Letter of credit	1,900	05-Apr-10
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,504	31-May-10

NOTE 38 - TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties for the period ended December 31, 2009

				Other information on		Amount of
Tax No.	Related party	Relationship	Country of origin	related party	Transaction	transaction
						ThUS$
96.810.370-9	Inversiones Costa
	Verde Ltda. y CPA	Controlling
		Shareholder	Chile	Investments	Property rental granted	65
					Passenger services provided	15

96.847.880-K	Lufthansa Lan Technical
	Training S.A.	Associate	Chile	Training center	Building rental	17
					Training received	1,103
					Assignment of debt granted	2
					Other payments on account	137

96.921.070-3	Austral Sociedad
	Concesionaria S.A.	Associate	Chile	Concessionaire	Aviation rates received	93
					Basic consumptions received	11
					Aeronautical concession received	297

78.005.760-2	Sociedad de Seguridad
	Aerea S.A.	Other related parties	Chile	Safety services	Safety service received	575
					Other payments on account	1,018

87.752.000-5	Granja Marina
	Tornagaleones S.A.	Other related parties	Chile	Fish farming	Passenger services provided	29

96.669.520-K	Red de Televisión
	Chilevisión S.A.	Other related parties	Chile	Television	Passenger services provided	623
					Publicity services received	949

				Other information on		Amount of
Tax No.	Related party	Relationship	Country of origin	related party	Transaction	transaction
						ThUS$

96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional advice	Professional advice received	82
					Other payments on account	12

Foreign	Inversora Aeronáutica
	Argentina	Other related parties	Argentina	Investments	Building rental received	386

b)  Transactions with related parties for the period ended December 31, 2008

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Amount of transaction
						ThUS$
96.810.370-9	Inversiones Costa
	Verde Ltda. y CPA	Controlling
		Shareholder	Chile	Investments	Property rental granted	68
					Passenger services provided	14
96.778.310-2	Concesionaria
	Chucumata S.A.	Associate	Chile	Concessionaire	Aviation rates received	5
					Basic consumptions received	90
					Aeronautical concession received	18
					Dividend distribution	108
96.847.880-K	Lufthansa Lan Technical
	Training S.A.	Associate	Chile	Training center	Training received	1,073
					Debt assignment granted	14
					Other payment on account	38
					Building rental	17
					Dividend distribution	221
96.921.070-3	Austral Sociedad
	Concesionaria S.A.	Associate	Chile	Concessionaire	Aviation rates received	58
					Basic consumptions received	15
					Aeronautical concession received	250
					Dividend distribution	429

9.259.640-0	Claudia Urrutia	Other related parties	Chile	Others	Sale Segaer Society	382

56.080.790-2	Asamblea de Comuneros
	De Valle Escondido	Other related parties	Chile	Others	Other services provided	78

78.005.760-2	Sociedad de Seguridad
	Aéra S.A	Other related parties	Chile	Security services	Other payment on account	1,493
					Security services received	1,842
87.752.000-5	Granja Marina
	Tornagaleones S.A.	Other related parties	Chile	Fish Farming	Passenger services provided	43

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Amount of transaction
						ThUS$
96.669.520-K	Red de Televisión
	Chilevisión S.A.	Other related parties	Chile	Television	Passenger services provided	589
					Publicity services received	650
96.787.990-8	Inmobiliaria Parque
	San Luis 1 S.A.	Other related parties	Chile	Real State	Purcharse of fixed assets	11,895

96.888.630-4	Sociedad Concesionaria
	Aerosur S.A.	Other related parties	Chile	Concessionaire	Aviation rates received	29
					Aeronautical concession received	258
					Basic consumptions received	8

96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional consultancy	Professional advice received	72

Foreign	Inversora Aeronáutica
	Argentina	Other related parties	Argentina	Investments	Building rental received	294

c)      Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended
	December 31,
	2009	2008
	ThUS$	ThUS$
Remuneration	6,226	4,980
Management fees	131	132
Corrections of value and non-monetary benefits	340	335
Short-term benefits	4,480	3,990
Share-based payments	1,183	1,801
Others	780	-
Total	13,140	11,238

NOTE 39 - SHARE-BASED PAYMENTS

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of  financial position in accordance with IFRS 2 “Share-based payments”, booking the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

This benefit has been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule and which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period

30%	From July 01, 2009 to September 30, 2011
30%	From July 01, 2010 to September 30, 2011
40%	From July 01, 2011 to September 30, 2011

These options have been valued and booked at their fair value on the grant date, determined using the “Black-Scholes-Merton” method.

All options expire on September 30, 2011.

Number of share
options

Stock options under a share-based payment agreement balance as of January 1, 2009	1,604,000
Stock options conceded	19,000
Stock options annulled	(312,000)
Stock options under a share-based payment agreement balance as of December 31 , 2009	1,311,000

Entry data of valuation model of options used for stock options conceded during the period.

Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
share price		price		volatility	option	expected	interest

US$	8.27	US$	16.1	40.7%	2.5 years	70%	1.12%

NOTE 40 - THE ENVIRONMENT

In accordance with the Environmental Bases Law issued in Chile and its complementary legislation, contain no provisions that affect the air transport service industry.

NOTE 41 - SANCTIONS

a)      By the Superintendency of Securities and Insurance

By Resolution 306 of July 6, 2007, the Superintendency of Securities and Insurance (SVS) charged Juan José Cueto Plaza, a director of Lan Airlines S.A., with a fine of 1,620 Unidades de Fomento by concluding that, having bought shares in Lan Airlines S.A. in the knowledge of the financial statements as of June 30, 2006 and prior to their publication, this constituted a breach of the final part of the first paragraph of article 165 of Law 18,045. The SVS communicated that that entity had discarded the use of privileged information and the knowledge of this was not the reason for the purchase. The claim against this resolution, before the 27th Civil Court of Santiago, which rejected it by resolution dated January 8, 2009, notified the same day. The defense of Juan José Cueto lodged proceedings of cassation in the form and an appeal against the sentence, which proceedings were conceded and are pending.

No other sanctions have been applied to the Company and its subsidiaries, its directors or managers by the SVS during the period ended December 31, 2009.

b)      By other administrative authorities

No significant sanctions have been applied to the Company and its subsidiaries, its directors or managers by other administrative authorities as of December 31, 2009.

NOTE 42 - SUBSEQUENT EVENTS

The consolidated financial statements of Lan Airlines SA and Subsidiaries as of December 31, 2009 have been approved by the special board meeting held on February 17, 2010, which was attended by the following directors:

Jorge Awad Mehech
José Cox Donoso
Juan José Cueto Plaza
Ramón Eblen Kadis
Andrés Navarro Haeussler

The Company has no knowledge of any other subsequent events that would have a significant effect on the balance or interpretation of these financial statements between December 31, 2009 and the date of issuance of these financial statements.