Form 20-F
period 2010-12-31
Lan Airlines SA
filed 2011-05-05
CIK 1047716

As filed with the Securities and Exchange Commission on May 5, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated filer ☒	Accelerated filer ☐	Non-Accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2010, which was Ch$468.37=US$1.00. The observed exchange rate on April 29, 2011, was Ch$460.04 =US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Key Information—Exchange Rates” under Item 3.

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

Our audited consolidated financial statements for the periods ended December 31, 2010 and 2009 were prepared in accordance with IFRS.  Prior to 2009 our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”).  IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS prior to 2009 is not directly comparable to our financial information presented with respect to previous years under Chilean GAAP. Accordingly, readers should avoid such comparison.

We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 3 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including those relating to our proposed combination with TAM S.A. See “Recent Developments” and “Risk Factors—Risks Relating to our Proposed Combination with TAM”. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in Item 3 under “Risk Factors” generally and with respect to our proposed combination with TAM S.A. in particular;

•
whether the proposed combination with TAM S.A. is approved by regulators, LAN’s shareholders and other third parties and any conditions required in order to obtain such approvals have been satisfied or waived;

•	whether the holders of a sufficient number of TAM’s free float shares accept the exchange offer;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Latin American and world economies and their impact on the airline industry;

•	the effects on us from competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

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

Selected Financial Data

The following table presents our summary financial data.  Our audited consolidated financial statements relate to the period ended December 31, 2010, and constitute the second annual audited financial statements prepared in accordance with IFRS.

Our date of transition to IFRS was January 1, 2008. Consequently, we have prepared our opening consolidated statements of financial position under IFRS as of that date. Our date of adoption of IFRS was January 1, 2009.

The summary consolidated annual financial information as of December 31, 2010 and 2009 and each of the two years ended December 31, 2010 and 2009, has been prepared in accordance with IFRS and is derived from our audited consolidated annual financial statements included in this annual report. The summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report, has been previously presented in accordance with Chilean GAAP, and has been restated under IFRS only for comparative purposes.

You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects.”

Annual Financial Information
	Year ended December 31,
	2010	2009	2008
	(in US$ millions, except per share and capital stock data)
The Company(1)(3)
Statement of Income Data:
Operating revenues
Passenger	3,109.8	2,623.6	2,820.8
Cargo	1,280.7	895.6	1,319.4
Total operating revenues	4,390.5	3,519.2	4,140.2
Cost of sales	(3,012.7)	(2,522.8)	(2,893.9)
Gross margin	1,377.8	996.4	1,246.3
Other operating income(2)	132.8	136.4	142.9
Distribution costs	(383.5)	(327.0)	(366.7)
Administrative expenses	(332)	(270)	(275)
Other expenses	(172.4)	(100.5)	(127.9)
Other gains/(losses)(4)	5.4	(11.7)	(135)
Financial income	14.9	18.2	18.5
Financial costs	(155.3)	(153.1)	(125.5)
Equity accounted earnings	0.1	0.3	0.7
Exchange rate differences	13.8	(11.2)	23.4
Result of indexation units	0.1	(0.6)	1.2
Income before income taxes	502.0	277.5	403.4
Income tax	(81.1)	(44.5)	(65.1)
Net income for the period	420.9	233.0	338.3
Income attributable to the parent company’s equity holders	419.7	231.1	336.5
Income attributable to non-controlling interests	1.2	1.9	1.8
Net income for the period	420.9	233.0	338.3
Earnings per share
Basic earnings per share (US$)(5)	1.23882	0.68221	0.99318
Diluted earnings per share(US$)	1.23454	0.68221	0.99318

	At December 31,
	2010	2009	2008
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:

Cash, and cash equivalents	631.1	731.5	401.0
Other current assets in operation	896.5	666.6	665.8
Non- current assets and disposal groups held for sale	5.5	10.9	10.4
Total current assets	1,533.1	1,409.0	1,077.2
Property and equipment	4,948.4	4,196.6	3,966.1
Other non- current assets	304.4	166.4	153.6
Total non- current assets	5,252.8	4,363.0	4,119.7
Total assets	6,785.9	5,772.0	5,196.9
Total current liabilities	2,144.0	1,523.3	1,551.5
Total non-current liabilities	3,341.8	3,142.7	2,876.8
Total liabilities	5,485.8	4,666.0	4,428.3
Net equity attributable to the parent company’s equity holders	1,296.8	1,098.8	761.8
Minority interest	3.2	7.1	6.8
Total net equity	1,300.1	1,105.9	768.6

	At December 31,
	2010	2009	2008	2007	2006
Operational Data:
ASKs (million)	42,355.2	38,776.2	35,176.1	31,556.0	26,347.3
RPKs (million)	33,147.5	29,836.2	26,951.7	24,001.2	19,465.6
ATKs (million) (6)	4,628.7	3,848.9	4,071.9	3,636.3	3,461.6
RTKs (million)	3,245,3	2,627.4	2,906.2	2,701.0	2,564.2
System ATKs (million)	8,968.8	7,811.8	7,659.9	6,999.9	6,345.5

(1)	For more information on the subsidiaries included in this consolidated account, see Note 1 to our audited consolidated financial statements.

(2)
Other income included in this Statement of Income Data is equivalent to the sum of income derived from duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income. For more information, see Note 30 to our audited consolidated financial statements.

(3)	The addition of the items may differ from the total amount due to rounding.

(4)
In 2008, the Company recorded a provision of US$109.0 million in Other gains/losses in connection with a plea agreement entered into with the United States Department of Justice regarding an antitrust investigation related to our cargo business (see “Information on the Company—Business of the Company—Cargo Operations—Cargo Related Investigations,” under Item 4). As of December 31, 2010 the Company recorded a US$14.0 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission.  This was as a result of the fine announced in November 2010, which was lower than the amount provided for.   This reversal is recorded in Other gains/(losses).

(5)	As of December 31, 2008, 2009 and 2010 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 American Depositary Shares (“ADSs”).

(6)
In August 2007, the Company implemented a change in its methodology used for calculating cargo ATKs in order to better represent the available capacity in the bellies of passenger aircraft. Cargo RTKs were not affected by this change. Historical data has been modified accordingly for comparison purposes.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 85% of our revenues and 60% of our operating expenses are denominated in U.S. dollars.

In accordance with the Chilean Corporation Act and Regulation thereof, Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, collectively known as the Chilean Corporation Law, we must pay annual cash dividends equal to at least 30% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. On April 29, 2011 our Shareholders’ Meeting approved the payment of aggregate dividends for 2010 in the amount of US$209,852,536.48 to be paid in May 19, 2011.  Such ividends include two interim dividends paid in August 2010 and January 2011. The table below sets forth the cash dividends per common share and per ADS, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend. In August 2007, LAN modified its ADR to common share ratio from 5:1 to 1:1.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2006	August 24, 2006	48,061,644	318.91	0.15071	0.75355
	January 18, 2007	67,787,211	318.91	0.21256	1.06280
	April 25, 2007	53,059,893	318.91	0.16638	0.83190
2007	August 23, 2007	90,104,830	338.79	0.26596	0.26596
	January 17, 2008	119,894,715	338.79	0.35389	0.35389
	May 8, 2008	5,827,204	338.79	0.01720	0.01720
2008	August 21, 2008	96,785,787	338.79	0.28568	0.28568
	January 15, 2009	105,001,466	338.79	0.30993	0.30993
2009	August 20, 2009	34,621,043	338.79	0.10219	0.10219
	January 21, 2010	70,000,978	338.79	0.20662	0.20662
	May 20, 2010	10,939,558	338.79	0.03229	0.03229
2010	August 19, 2010	74,466,242	338.79	0.21980	0.2198
	January 13, 2011	125,000,294	338.79	0.36896	0.36896

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$

2006	549.63	511.44	531.03	534.43
2007	548.67	493.14	521.95	495.82
2008	676.75	431.22	528.88	629.11
2009	643.87	491.09	553.77	506.43
2010
November	488.04	477.05	482.32	486.39
December	487.87	468.37	474.78	468.37
End of year	549.17	468.37	511.20	468.37
2011
January	496.03	483.32	489.44	483.32
February	478.19	468.94	475.69	475.63
March	485.37	472.74	479.65	482.08
April	479.46	460.04	471.32	460.04

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 29, 2011 the observed exchange rate was Ch$460.04=US$1.00.

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, or the “SEC,” among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our American Depositary Shares, or ADSs, that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including the following risk factors.

Risks Related to our Proposed Combination with TAM

The completion of the proposed combination is subject to many conditions precedent and if these are not satisfied or waived the proposed combination will not be completed.

The commencement of the exchange offer is subject to certain conditions set forth in the transaction agreements as described under “Transaction Agreements—Conditions to Commencement of the Exchange Offer,” under Item 4, including receipt of all required regulatory approvals (including the required approvals from the Comissão de Valores Mobiliários, or “CVM”, the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Supervisor, or “SVS”), and the SEC), approval of the proposed combination by the shareholders of LAN and the condition that the holders of not more than 2.5% of our outstanding common shares exercise their appraisal rights under Chilean law.  The completion of the exchange offer is also subject to certain conditions set forth in the transaction agreements as described under “Transaction Agreements—Conditions to Completion of the Exchange Offer,” under Item 4, including the conditions that the exchange offer be accepted by (i) the holders of at least 66 2/3 % of the outstanding shares of TAM not owned by TAM’s controlling shareholders and their affiliates (which is the minimum threshold required to permit the delisting of TAM stock from the BM&FBovespa (which we refer to as “Bovespa”) after completion of the proposed combination), and (ii) the holders of a sufficient number of TAM shares so that the sum of (A) the total number of TAM shares that have accepted the exchange offer and (B) the number of TAM shares owned by TAM’s controlling shareholders is more than 95% of the outstanding TAM shares (which is the minimum threshold required to permit a statutory squeeze-out under Brazilian law of all TAM shares that do not accept the exchange offer after completion of the proposed combination).   Certain of these conditions may not be waived without written agreement of both LAN and TAM’s controlling shareholders, and neither LAN nor TAM’s controlling shareholders has any obligation to waive any conditions not satisfied on or prior to the expiration of the exchange offer. Therefore, even if we are willing to waive an unsatisfied condition, we may be unable to complete the exchange offer if TAM’s controlling shareholders refuse to waive the condition.  In addition, the obligation of TAM’s controlling shareholders under the transaction agreements to contribute their TAM shares into the proposed combination prior to the completion of the exchange offer is subject to certain conditions relating to the operations and business of LAN and certain events outside of our control.  If any of these conditions is not satisfied or waived, the proposed combination will not be completed.

The proposed combination cannot be completed unless we receive consents and clearances from regulatory authorities and such authorities could impose conditions that could adversely affect LAN and/or the combined companies

Before the proposed combination of LAN and TAM may be completed, applicable waiting periods must expire or terminate under antitrust and competition laws and various approvals or consents must be obtained from regulatory entities, including the Tribunal de Defensa de la Libre Competencia, or the “TDLC.”  See the section entitled “Information on the Company—Business–Proposed Combination with TAM,” under Item 4, for a discussion of the status of the review of the proposed combination by the TDLC.  In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider, among other things, the effect the proposed combination will have on competition and operations within their relevant jurisdictions. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined companies’ businesses. The transaction agreements expressly provide that neither we nor TAM is required to sell, hold separate or otherwise encumber any of our respective assets or to take the other actions specified therein in order to obtain such approvals and thus either company may refuse to complete the proposed combination on the basis of those regulatory conditions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions or that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the proposed combination or imposing additional material costs on, or materially limiting the revenues of, the combined companies following the proposed combination. In addition, it is a condition to our and TAM’s obligation to complete the proposed combination that no governmental authority shall have issued any law or order making the proposed combination illegal or materially limiting or impairing the ownership or operation of any material part of the combined companies.

Any delay in completing the proposed combination may reduce or eliminate the benefits we expect to be achieved as a result of the proposed combination

In addition to the required regulatory clearances, the proposed combination is subject to a number of other conditions beyond our control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether or when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the proposed combination for a significant period of time or prevent it from occurring. Any delay in completing the proposed combination could cause the combined companies not to realize some or all of the synergies that we expect to achieve if the proposed combination is successfully completed within its expected time frame.

Failure to complete the proposed combination could negatively impact our stock price and future business and financial results

If the proposed combination is not completed, our ongoing businesses may be adversely affected, and we would be subject to several risks, including the following:

•	being required to pay a termination fee to TAM of $200 million and reimburse up to $25 million of TAM’s expenses under certain circumstances provided in the transaction agreements;

•	having to pay certain costs relating to the proposed combination, such as legal, accounting, financial advisor and printing fees; and

•	having had our management focus on the proposed combination instead of pursuing other opportunities that could have been beneficial to us.

If the proposed combination is not completed, we cannot assure our stockholders that these risks will not materialize and will not materially adversely affect our business, financial results and stock price.

The fairness opinion obtained by our board of directors from our financial advisor will not reflect changes in circumstances between signing the transaction agreements and the completion of the proposed combination

While our board of directors received a fairness opinion from J.P. Morgan, our financial advisor, before we entered into the transaction agreements, we have not obtained an updated fairness opinion as of the date of this Form 20-F. Changes in our operations and prospects of those of TAM, general market and economic conditions and other factors which may be beyond our control and on which the fairness opinion was based may alter the value of LAN or TAM and/or the prices of our common shares or the shares of TAM by the time the proposed combination is completed. The fairness opinion speaks only as of the date of the opinion and not as of the time the proposed combination will be completed or as of any other date. Because we do not anticipate asking our financial advisor to update its fairness opinion, the January 18, 2011 fairness opinion does not address the fairness of the exchange ratios, from a financial point of view, to our shareholders at the time the proposed combination will be completed.

The transaction agreements contain provisions that could discourage a potential competing acquirer of LAN

The transaction agreements require our board of directors to recommend that its shareholders approve the proposed combination and does not permit our board of directors to withdraw or adversely modify those recommendations. The transaction agreements also contains “no shop” provisions that prohibit us from soliciting, initiating or encouraging any competing third party proposals, including acquisitions of our equity securities or material assets, and there are no exceptions to these provisions. In addition, if the transaction agreements are terminated under certain circumstances, we may be required to pay to TAM a termination fee of $200 million and to reimburse TAM for up to $25 million of expenses incurred by TAM in connection with the transaction agreements and the proposed combination. See “Key Information—Transaction Agreements” and “Key Information—The Transaction Agreements—Termination,” under Item 4.  These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of LAN from considering or proposing that acquisition, even if it were prepared to pay consideration with a value per share higher than the benefits LAN shareholders may receive from the proposed combination, or might result in a potential third-party acquiror proposing to pay a lower price to the LAN shareholders than it might otherwise have proposed to pay because of the added expense of the $225 million termination fee and expense reimbursement that may become payable in certain circumstances.

Uncertainties associated with the proposed combination may cause a loss of management personnel and other key employees that could adversely affect LAN, TAM and/or the combined companies

The success of the operations of LAN, TAM and the combined companies is dependent, among other things, on the experience and industry knowledge of their senior management and other key employees and their ability to execute their business plans. In order to be successful, LAN, TAM and the combined companies must be able to retain their senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of LAN and TAM may experience uncertainty about their roles within the combined companies following completion of the proposed combination, which may have an adverse effect on the ability of LAN, TAM and/or the combined companies to retain or attract senior management and other key employees. Competition for highly qualified personnel in the various localities and business segments in which LAN and TAM operate is intense. No assurances can be given that LAN, TAM or, after completion of the proposed combination, the combined companies will be able to retain or attract senior management and other key employees to the same extent that LAN and TAM have previously been able to do so.

Resales of the common shares we issue in the mergers may cause the market price of such shares to fall.

As of April 27, 2011, 339,310,509 common shares (including those represented by the ADSs) were issued and outstanding (34.01% of which are beneficially owned by LAN’s controlling shareholders) and 1,689,491 common shares were subject to issuance upon exercise of outstanding options and other rights to purchase such shares.  In the mergers, we expect to issue a significant amount of common shares (including those represented by the ADSs) to the holders of TAM shares in exchange for their TAM shares or TAM ADSs, although the actual number of common shares issued will depend on the extent to which holders of TAM shares or TAM ADSs elect to participate in the exchange offer. If the holders of all of the outstanding TAM shares (other than TAM’s controlling shareholders) tender their shares into the exchange offer and, except for the shares of LAN contemplated to be issued pursuant to the transaction agreements,  there are no new issuances of shares of LAN or TAM (including those common shares subject to issuance upon exercise of outstanding options and other rights to purchase those shares that have not been exercised), then after completion of the mergers the issued and outstanding shares of LAN will be distributed approximately as follows: 13.67% of the common shares issued and outstanding  at that time will be held by TAM’s controlling shareholders, 15.65% of the common shares issued and outstanding  at that time will be held by TAM shareholders (other than TAM’s controlling shareholders), 24.07% of the common shares issued and outstanding  at that time will be held by LAN’s controlling shareholders and 46.60% LAN’s shareholders (other than LAN’s controlling shareholders). If there are substantial sales of the newly issued common shares shortly after the mergers, this could adversely affect the market for, and the market price of, our common shares and the ADSs.

We have and will continue to incur significant costs and expenses in connection with the proposed combination and integration of the business operations of LAN and TAM.

We have incurred and expect to continue to incur substantial expenses in connection with the proposed combination and the integration of LAN and TAM. Non-recurring expenses expected to be incurred in connection with the proposed combination are anticipated to be approximately $ 25 million in 2011. These costs and expenses include financial advisory, legal and accounting fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable regardless of whether the proposed combination is completed. There are also are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the proposed combination. While both we and TAM have assumed that a certain level of expenses would be incurred in connection with these transactions, there are many factors beyond our control that could affect the total amount or the timing of the integration expenses. Moreover, there could also be significant costs in compensating dissenting shareholders of LAN who exercise their appraisal rights under Chilean law.

There may also be additional unanticipated significant costs in connection with the transactions discussed below under “Key Information—The Transaction Agreements—Overview,” under Item 4, that we may not recoup. These costs and expenses could, particularly in the near term, exceed the savings that we expect the combined companies to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although we expect that these savings will offset these transaction- and combination-related costs over time, this net benefit may not be achieved in the near term or at all.

We may be unable to fully realize the anticipated benefits of the proposed combination.

After completion of the proposed combination, we will change our name to “LATAM Airlines Group S.A.” (“LATAM”). The proposed combination involves bringing together two large and complex businesses that currently operate as independent public companies. We will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of LAN and TAM. The success of the proposed combination will depend, in part, on our ability to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of LAN and TAM. We hope to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, experience of product and service offerings and organic growth. There is a risk, however, that we may not be able to combine the businesses of LAN and TAM in a manner that permits us to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts we currently expect, or at all. Potential difficulties we may encounter as part of the integration process include, among other things:

•	the inability to successfully combine the businesses of LAN and TAM in a manner that permits us to achieve the full revenue and cost synergies anticipated to result from the proposed combination;

•	complexities associated with managing the combined companies;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of LAN and TAM;

•	operational overlap among products and customer bases of LAN and TAM;

•	potential loss of key employees as a result of implementing the proposed combination; and

•
potential unknown liabilities and unforeseen increased expenses or delays associated with the exchange offer, the mergers and the other combination transactions, including one-time cash costs to integrate the two airlines that may exceed the one-time cash costs that we currently anticipate.

In addition, we and TAM have operated and, until the completion of the proposed combination, will continue to operate independently. It is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect each company’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the proposed combination or could increase costs or reduce each company’s earnings or otherwise adversely affect the businesses, financial condition, results of operations and/or prospects of LATAM following the completion of the exchange offer and mergers. If they are achieved, actual revenue synergies, cost savings and efficiency and operational benefits may be lower and may take a longer time to achieve than we currently expect.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the proposed combination of LAN and TAM, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that we will be able to implement these steps as anticipated or at all. If we fail to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected synergies fail to materialize, the proposed combination may not produce the benefits we currently anticipate.

We will not control the voting shares or board of directors of TAM.

Under the terms of the transaction agreements, the controlling shareholders of TAM will retain ownership of at least 80% of the voting shares of TAM and will have the right to appoint 66 2/3% of the members of the board of directors of TAM and its subsidiaries. We will own the remaining voting shares of TAM and will have the right to appoint the remaining members of the board of directors of TAM and its subsidiaries. We will also own all of the non-voting shares of TAM, which will entitle us to substantially all of the economic rights in TAM. While we, the controlling shareholders of TAM and other parties have entered into shareholders agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance our interests, as the owner of substantially all of the economic rights in TAM, with the interests of the controlling shareholders of TAM, as the continuing controlling shareholders of TAM, by, among other things, requiring the vote of the holders of at least 95% of the outstanding shares of TAM and/or supermajority approval of the board of directors of TAM prior to taking certain specified material corporate actions and decisions in respect of TAM and its subsidiaries, no assurances can be given that we and the controlling shareholders of TAM will be able to reach agreement with respect to such matters in the future and if we and they do not, our businesses, financial condition, results of operations and prospects could be adversely affected. For further discussion of these arrangements, see “Transaction Agreements—Conditions to Commencement of the Exchange Offer,” under Item 4.

Our financial results will be more exposed to currency exchange rate fluctuations as a result of the proposed combination and the resulting increase in the proportion of assets, liabilities and earnings that are denominated in currencies other than Chilean pesos.

LATAM will prepare and present its consolidated financial statements in U.S. dollars. The proposed combination will significantly increase the proportion of our consolidated net assets, revenues and income in currencies other than U.S. dollars, primarily Chilean pesos and Brazilian reais. Our consolidated financial condition and results of operations will therefore be more sensitive to movements in foreign exchange rates. A depreciation of non-US dollar currencies relative to the US dollar could have an adverse impact on our financial condition and results of operations.

Our future results will suffer if we cannot effectively manage our expanded operations following completion of the proposed combination.

Following the completion of the proposed combination, the size of the business of the combined companies will be significantly larger and more complex than the current business of LAN or TAM. Our future success will depend, in part, upon our ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that we will be successful or that we will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits we currently anticipate from the proposed combination.

The proposed combination could cause a downgrade of our credit ratings, which could have a negative effect on our business.

TAM currently has a lower credit rating than us and is more leveraged than us.  As a result of the proposed combination with TAM, our credit rating could be downgraded by one or more credit rating agencies, which could adversely affect the results and financial condition of the combined companies.  If our credit rating is downgraded, it could affect our ability to finance future fleet acquisitions and/or increase our financing costs.

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

Driven by the severe downturn in the global economy, including in the economies of many of the countries we serve, we began to experience weakening demand in cargo late in 2008, and this weak demand continued into 2009. However, we began to experience a recovery in cargo traffic in late 2009, which continued improving during 2010. If the regional economic environment continues its positive performance, demand in cargo may continue to grow during the current year. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset any future reduction in our cargo and/or air travel demand.

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

During January 2010, bad weather affected the city of Cuzco in Peru causing important human and material damage and severely affecting this tourist destination. This affected our operations, which led us to decrease our capacity in order to improve load factors. We estimate the net impact of decreased passenger operations to have been approximately US$15.0 million.

In addition, on February 27, 2010, an earthquake struck Chile causing major damages mainly in the southern regions of the country. This earthquake damaged the terminal building at the Santiago International Airport causing the suspension of LAN’s passenger services to and from Chile until March 1, 2010. Lan Cargo’s operations suffered no impact since Lan Cargo has flexibility to redesign itineraries if and when needed.  As of March 28, 2010, operations were restored to normal levels and the airport started to operate normally.  As of December 31, 2010, we estimate the net impact of decreased passenger operations due to the earthquake to have been approximately US$30 million.

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

In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations.  Presently, there is a trend towards increases in jet fuel prices because of the increased demand caused by the 2010 recovery in the global economy coupled with conflicts during February 2011 in Egypt and Libya that affect global fuel supply. It is impossible for us to predict if we will be able to fully protect ourselves against the volatility of fuel costs.

A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as fish and sea products and  produce exports from Chile and Peru, and fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

In mid 2007, there was an outbreak of infectious salmon anemia virus (“ISA Virus”) in Chile, which was temporarily contained during 2008 but has continued to affect exports since then. The outbreak of ISA Virus has caused, and may continue to cause, a significant decline in salmon exports and has had, and may continue to have, an adverse impact on our cargo operations.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for approximately 30% of our operating expenses in 2010. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may also be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of February 28, 2011, we operated a fleet of 74 Airbus and 51 Boeing aircraft. These risks include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance by Chilean or other aviation authorities of other directives restricting or prohibiting the use of Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	the adverse public perception of a manufacturer as a result of an accident or other negative publicity; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or from a third-party provider to deliver this aircraft.

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

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of the airlines' insurance premium or in significant decreases of insurance coverage, as it happened after the 9/11 terrorist attacks.  Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

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

Labor costs constitute a significant percentage of our total operating costs (20.4% in 2010), and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

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

We conduct a significant portion of our operations in emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean economy or the market value of our securities and have a material adverse effect on our business, financial condition and results of operations.  Beginning late 2008, and continuing during 2009, many of the countries we serve, including Chile, experienced economic slowdowns or recessions, which resulted in a substantial weakening of demand.  Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Approximately 99% of our indebtedness at December 31, 2010 is denominated in U.S. dollars, 15% of our revenues and 40% of our operating expenses in 2010 were denominated in currencies other than the U.S. dollar, mainly the Chilean peso. If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal depreciation of 1.3% against the U.S. dollar in 2008, an average nominal depreciation of 4.7% against the U.S. dollar in 2009 and an average nominal appreciation of 4.6% against the U.S. dollar in 2010. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis à vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars.  See “Operating and Financial Review and Prospects—Year ended December 31, 2010 compared to year ended December 31, 2009—Cost of Sales” and “—Year ended December 31, 2009 compared to year ended December 31, 2008—Cost of Sales,” under Item 5.

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

As of April 29, 2011 our controlling shareholders, beneficially owned 34.01% of our voting common shares. Controlling shareholders are in a position to elect four of the nine members of our board of directors and are in a position to direct our management. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide The Bank of New York Mellon, in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

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

We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Additional Information— Foreign Investment and Exchange Controls in Chile,” under Item 10.

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Law, provides that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

BUSINESS

Overview

We are one of the leading passenger airlines in Latin America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, Ecuador, Argentina and Colombia. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil, Colombia and Mexico. In 2007, we initiated a strategy for stimulating demand for air travel in our domestic markets by offering lower-fare options to travelers, lowering our costs and increasing the aircraft utilization rates and efficiency of operations. For more information about our short-haul operations see “—Business of the Company— Passenger Operations—Business Model for Domestic Operations” below.

As of February 28, 2011, we serviced 15 destinations in Chile, 14 destinations in Peru, 4 destinations in Ecuador, 14 destinations in Argentina, 24 destinations in Colombia, 14 destinations in other Latin American countries and the Caribbean, 5 destinations in the United States, 1 destination in Canada, 3 destinations in Europe and 4 destinations in the South Pacific. In addition, as of February 28, 2011, through our various code-share agreements, we offer service to 25 additional destinations in North America, 16 additional destinations in Europe, 25 additional destinations in Latin America and the Caribbean (including Mexico) and 2 destinations in Asia. We provide cargo service to all our passenger destinations and to approximately 20 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Lan Airlines S.A. is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525.

History of the Company

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. Lan Airlines began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51% of Lan Airlines’ capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’ stock, including the remaining stock held by the Chilean government, in a series of transactions. As of February 28, 2011, the controlling shareholders held 34.01% of our capital stock. For more information about our controlling shareholders, see “Controlling Shareholders” and “Related Party Transactions” under Item 7.

In 1997 LAN was listed on the New York Stock Exchange, becoming the first Latin American airline to trade its ADRs on this financial market.

Since this acquisition of our capital stock in 1994 and the appointment of our current management, we have grown our revenue base and maintained our profitability every year despite significant challenges. Additionally, we have created a comprehensive network across the region by forming, together with local partners, or acquiring, passenger affiliates in Peru, Ecuador, Argentina and Colombia, and cargo affiliates in Brazil, Mexico and Colombia. In early 2004, we changed our corporate image and started using the “LAN” brand in order to better reflect the common values and attributes present in all the companies forming our network. We have complemented our own network with a set of bilateral alliances with carriers such as American Airlines, Iberia and Qantas, and have been a member of the oneworld® alliance since 2000.

Organizational Structure

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of February 28, 2011, in the passenger business we operated through six main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name “Lan Express”), Lan Perú S.A. (“Lan Peru”), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“Lan Ecuador”), Lan Argentina S.A. (“Lan Argentina,” previously Aero 2000 S.A.) and the recently acquired Aerovías de Integración Regional, Aires S.A. (“Aires”).

In the passenger business we market our sales primarily under the “LAN” brand, except for Aires, which is working towards being rebranded to “LAN”.  As of February 28, 2011 we held a 99.9% stake in Lan Express through direct and indirect interests, a 70.0% stake in Lan Peru through direct and indirect interests, a 71.9% indirect stake in Lan Ecuador, a 99.0% indirect stake in Lan Argentina and a 94.99% indirect stake in Aires (a Colombian entity which was acquired on November 26, 2010).

Our cargo operations are carried out by a number of companies, including Lan Airlines and Lan Cargo.  As of February 28, 2011, Lan Airlines and Lan Cargo were complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”), in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”), in Brazil and Linea Aérea Carguera de Colombia S.A. (“Lanco”), in Colombia. As of February 28, 2011, we held a 69.2% stake in MasAir through direct and indirect participations, a 73.3% stake in ABSA through direct and indirect participations, and a 90.0% stake in LANCO through direct and indirect participations.  In the cargo business, we market ourselves primarily under the Lan Cargo brand.

In addition to our air transportation activities, we provide a series of ancillary services. We offer handling services, courier services and logistics, small package and express door-to-door services through Lan Airlines and various subsidiaries.

Proposed Combination with TAM

On August 13, 2010, we jointly announced with TAM that we had entered into a non-binding Memorandum of Understanding relating to the proposed all-stock transaction that would combine the holdings of LAN and TAM under a single parent entity.

On January 18, 2011, we and Costa Verde Aeronáutica and Mineras del Cantábrico (we refer to these entities together as the “LAN controlling shareholders”) entered into an implementation agreement and an exchange offer agreement (we refer to these agreements together as the “transaction agreements”) with TAM S.A., TAM Empreendimentos e Participações S.A. (we refer to this entity as the “TAM controlling shareholder”) and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (we refer to these individuals together as the “Amaro family”), which set forth the terms and conditions of a proposed business combination of LAN and TAM.

On the terms and subject to the conditions set forth in the transaction agreements (including the minimum conditions discussed in this section below), all or substantially all of the outstanding voting common shares of TAM will be acquired by a new Chilean corporation (which we refer to as “Holdco 1”) and all or substantially all of the outstanding non-voting preferred shares of TAM will be acquired by LAN if the series of transactions and corporate restructurings described below are successfully completed:

•	The Amaro family will create a new Chilean corporation (which we refer to as “TEP Chile”) that will be wholly owned by them;

•	TEP Chile will acquire and hold at least 80% of the voting stock of Holdco 1, which will have no economic rights in Holdco 1 (other than nominal dividend rights);

•	LAN will acquire no more than 20% of the voting stock of Holdco 1;

•	LAN will acquire and hold 100% of the non-voting stock of Holdco 1, which will have all of the economic rights in Holdco 1 (other than the nominal dividend rights of the voting stock of Holdco 1);

•	Holdco 1 will acquire and hold all or substantially all of the voting common shares of TAM;

•	LAN will acquire and hold all or substantially all of the non-voting preferred shares of TAM; and

•
LAN, TAM, TEP Chile, Holdco 1 and the LAN controlling shareholders will enter into the shareholder agreements described below under “—Shareholders Agreements,” relating to the holding of shares in, and the governance of, and relationships between, LAN, Holdco 1, TAM and their respective subsidiaries.

Pursuant to and subject to the terms of the transaction agreements, the parties will form a new Chilean corporation (which we refer to as “Holdco 2”) that will commence a delisting exchange offer to acquire all of the voting common shares of TAM and all of the non-voting preferred shares of TAM (in each case other than any such shares owned indirectly by the Amaro family) in exchange for the same number of shares of common stock of Holdco 2 (which we refer to as the “exchange offer”).

At or prior to the completion of the exchange offer:

•	the Amaro family will contribute to TEP Chile all of the voting common shares of TAM and non-voting preferred shares of TAM beneficially owned by them;

•
TEP Chile will pay nominal consideration for all of the voting shares of Holdco 1 and will contribute all of the voting common shares of TAM it receives from the Amaro family to Holdco 1 in exchange for all of the non-voting shares of Holdco 1;

•
TEP Chile will contribute (i) all of the non-voting shares of Holdco 1, (ii) 6.2% of the voting shares of Holdco 1 and (iii) all of the non-voting preferred shares of TAM it receives from the Amaro family to a new Chilean corporation (which we refer to as “Sister Holdco”) in exchange for all of the shares of common stock of Sister Holdco (other than one share held by a nominee of TEP Chile);

•
each of Holdco 2 and Sister Holdco will merge with and into LAN (we refer to these mergers together as the “mergers,” and individually as the “Holdco 2 Merger” and the “Sister Holdco Merger,” respectively), with LAN being the surviving company of each such merger; and

•	in the mergers, each share of common stock of Holdco 2 and each share of common stock of Sister Holdco will be converted into the right to receive 0.9 of a LAN common share.

As a result of the exchange offer and Holdco 2 merger, each holder of a voting common share of TAM and each holder of a non-voting preferred share of TAM that sells such shares in the exchange offer will ultimately receive 0.9 of a LAN common share for each share they sell.  Similarly, as a result of the foregoing transactions and the Sister Holdco merger, the Amaro family will ultimately receive 0.9 of a LAN common share for each voting common share of TAM and each non-voting preferred share of TAM that they own.

The commencement of the exchange offer is subject to certain conditions set forth in the transaction agreements as described under “Key Information—The Transaction Agreements—Conditions to Commencement of the Exchange Offer,” under Item 4, including receipt of all required regulatory approvals, approval of the proposed combination by the holders of LAN common shares and the condition that the holders of no more than 2.5% of the outstanding LAN common shares exercise their appraisal rights under Chilean law.  The completion of the exchange offer is also subject to certain conditions set forth in the transaction agreements as described under “Key Information—The Transaction Agreements—Conditions to Completion of the Exchange Offer,” under Item 4, including minimum tender conditions and conditions to the Amaro family’s obligation to contribute their TAM shares as described above.  As a result, no assurance can be given that the proposed combination will be completed.

If the proposed combination is completed, then:

•	LAN’s common shares will be listed in Brazil on the Bovespa in the form of BDRs;

•	LAN’s common shares will continue to be listed in Chile on the SSE and in the United States on the NYSE in the form of ADRs;

•
subject to satisfaction of the minimum tender conditions described above, all TAM shares (whether voting common shares or non-voting preferred shares) will be delisted from the from the Bovespa in Brazil and the NYSE in the United States; and

•	LAN will change its name to “LATAM Airlines Group S.A.”

On January 28, 2011, in response to a petition filed by a Chilean consumer association, Conadecus, the TDLC, determined to submit the proposed combination between LAN and TAM to a voluntary review procedure that is available under the Chilean antitrust laws upon the request of the Fiscalía Nacional Económica or someone with a legitimate interest. This voluntary review procedure could delay the implementation of the proposed combination because LAN and TAM cannot complete the proposed combination until the TDLC renders its final decision at the end of this process. On April 5, 2011, LAN, together with TAM, submitted a presentation in support the proposed combination.

On March 1, 2011, the Brazilian Agencia Nacional de Aviçao Civil (the Brazilian National Civil Aviation Agency or “ANAC”) authorized the transfers of the shares of TAM and its subsidiairies that are necessary to implement the proposed combination.  However, the proposed combination remains subject to other regulatory and shareholder approvals.

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

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the Argentine international market through Lan Argentina and our other passenger airlines. We are also strengthening our presence in the Ecuadorian market, where we began domestic passenger operations on April 6, 2009. We entered the Colombian domestic and international market through the acquisition of Aires on November 26, 2010. We are also the leading air cargo operator within, to and from South America, and we are consolidating our leadership through new cargo operations in Colombia and in the Brazilian domestic market, as well as through an increased presence in routes between South America and Europe. Our international and domestic passenger and cargo operations have increased substantially over the past four years in terms of capacity, traffic and revenue. Between 2005 and 2010, our passenger capacity grew 78.8% and our cargo capacity grew 28.2%.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2010, passenger revenues accounted for 68.8% of total revenues and cargo revenues accounted for 28.3% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 43.7 cents in 2010. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 20.4% of total costs in 2010, which we believe is a lower percentage than that of many other U.S. and European carriers.

Furthermore, our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2010, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of approximately fourteen hours per day. We also implemented a new business model for short-haul operations in 2007; as a result, by the end of 2010 we increased the utilization of our narrow body aircraft to reach 9.5 hours per day.  In May 2008, we completed the phase out of the Boeing B737-200 from our fleet.  Our short haul fleet is now entirely composed of Airbus A320-Family Aircraft with the exception of the recently acquired Aires fleet.

In addition, during 2009 we continued with the implementation of LEAN, a system that seeks to improve our processes by eliminating activities that do not add value (thus increasing the value of each activity and suppressing those that are superfluous), which reduces costs, improves efficiency and increases customer satisfaction. The adoption of this system constituted a redesigning of processes that permits solving problems that may occur during the execution of any process, such as aircraft maintenance. The foregoing renders the daily tasks and processes carried out within the Company more efficient. Due to its implementation, during 2010 we achieved a 30% reduction in the time that an aircraft remains in the hangar and we were also able to reduce the period needed to install winglets from 58 to 18 days.  LEAN also allowed us in 2011 to support the Company’s high growth, by streamlining the pilot training process, which resulted in more pilots trained during that year.  Finally, it allowed the Company to reduce CO2 emissions, by redesigning processes in various areas that result in fuel consumption. In addition, by establishing clear roles, challenges and achievements, the implementation of LEAN has had an important benefit in terms of employee motivation. See Item 4. “Information on the Company—Business of the Company—Maintenance.”

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched the “LAN” brand, under which we operate all of our international passenger airlines (except for Aires, which is working towards being rebranded to “LAN”).  Brand uniformity enables our customers to better identify us with the high standards of service and safety that are common to all of our airlines. This corporate image has also improved the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, LAN and our entire passenger affiliates (with the exception of Aires) are a member of the oneworld® alliance. We have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in their respective markets creates a truly global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 750 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

Optimized Fleet Strategy

We make optimal use of our fleet structure through a combination of minimal aircraft types, modern aircraft and staggered lease maturities. We carefully select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of aircraft types we operate. For short-haul flights we operate the Airbus A320-Family Aircraft and the recently acquired Aires fleet in the Colombian market.  As of May 18, 2008, we stopped using Boeing 737-200 aircraft in our Chilean domestic operations. For long-haul passenger flights we operate the Boeing 767-300 passenger aircraft and for long-haul cargo flights we operate the Boeing 767-300 Freighters. For ultra long-haul service, such as between Santiago and Madrid and between Santiago and Auckland, we use the Airbus A340-300 aircraft. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft.  LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft in 2011, five in 2012 and five in 2013.

The average age of our fleet as of February 28, 2011 was 6.1 years (excluding the recently acquired Aires fleet), making our fleet one of the most modern in Latin America. The phasing out of our Boeing 737-200s, our oldest aircraft, which was completed in May 2008, contributed to reducing the average age of our fleet. Additionally, we expect that our purchase of additional aircraft, to be delivered between 2011 and 2018 will further reduce the average age of our fleet. Having a younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels.

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

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world and we maintained this status during 2010. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates.  We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last five years, while much of the airline industry has faced significant competitive and liquidity crises, we have remained consistently profitable.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to continue to expand our capacity over the next several years to accommodate robust long-term growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth,

•
as of February 28, 2011, we had an order book of 82 latest generation Airbus A320-Family Aircraft to be delivered between 2011 and 2016 and nine Boeing 767-300 wide body passenger aircraft to be delivered between 2011 and 2012;

•	as of February 28, 2011, we had orders for two Boeing 777-200 Freighter aircraft to be delivered in 2012; and

•	we also have outstanding orders for 32 Boeing 787 Dreamliner passenger aircraft, currently expected to start to be delivered in 2012.

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

Enhance the Profitability of our Short-Haul Operations

We plan to continue implementing the business model launched in 2007 to increase the efficiency of our domestic and short-haul operations, specifically in the domestic markets in Chile and Peru. This model is also being applied in the domestic markets in Ecuador and Argentina, as well as in our recently acquired passenger operations in Colombia. In Argentina, the implementation of the model is subject to certain regulatory restrictions as a result of the fare bands in place in the Argentinean domestic market. In addition, we are evaluating the application of these initiatives on certain regional routes within Latin America. A key objective of this program has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights and faster turnaround times. Our Boeing 737-200 fleet was completely phased out in May 2008 in favor of the new Airbus A320-Family Aircraft, which we currently operate on all domestic and regional routes except those served by Aires.  These initiatives have increased efficiency and improved the margins of our short-haul operations. In addition, our modern fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of this business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to help us expand operations while controlling fixed costs, spurring a reduction in overhead costs per ASK. We have begun to pass on a portion of these operating efficiencies to consumers through fare reductions, which has stimulated additional demand and enhanced our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world-class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During the first half of 2009 we completed the reconfiguration of the cabins of all our long-haul aircraft, including both the Boeing 767 and the Airbus A340 passenger aircraft, in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. Our frequent flyer program, LANPASS, provides travel benefits and rewards to almost 4.3 million loyal customers in Chile, Argentina, Peru and Ecuador as well as in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

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

Focus on Efficiency and Sustainability

We are increasingly concerned with improving efficiency through a series of fleet initiatives that seek to reduce fuel consumption. The most significant is our ongoing fleet renewal and growth plan, through which we expect to incorporate 125 new aircraft between 2011and 2018. As an example, we estimate that the Boeing 787 Dreamliner operates with costs per ASK that are approximately 12% lower than other long haul passenger aircraft, while the new Boeing 777 freighter is approximately 17% more efficient in terms of costs per ASK than the Boeing 767 freighter. In addition, during the second half of 2010 we finalized the installation of winglets on all of our Boeing 767 aircraft, achieving fuel efficiencies of approximately 5% per aircraft. In order to mitigate the environmental impact of our operations we seek to operate in a sustainable manner by reducing our fuel consumption and related emissions. We also continue to focus on adjusting the configuration of our aircraft to market demand by, for example, adjusting the configuration of four Boeing 767s that operate on long-haul routes from Ecuador by reducing the number of Premium Business seats and increasing the number of Economy class seats.   Other long-term projects that aim at improving our cost structure include implementing the LEAN operating processes in our maintenance operations, as well as investing in new inventory and reservations systems provided by Sabre.

BUSINESS OF THE COMPANY

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of February 28, 2011, we operated passenger airlines in Chile, Peru, Ecuador, Argentina and Colombia. We are also the largest air cargo operator in the region.

The following table sets forth our operating revenues by activity for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(in US$ millions)
The Company(1)
Total passenger revenues	3,109.8	2,623.6	2,820.8
Total cargo revenues	1,280.7	895.6	1,319.4
Total traffic revenues	4,309.5	3,519.2	4,140.2

(1)	Consolidated information for the Company.

Passenger Operations

General

As of February 28, 2011, our passenger operations were performed through airlines in Chile, Peru, Ecuador, Argentina and Colombia where we operate both domestic and international services.

As of February 28, 2011, our network consisted of 15 destinations in Chile, 14 destinations in Peru, 4 destinations in Ecuador, 14 destinations in Argentina, 24 destinations in Colombia, 14 destinations in other Latin American countries and the Caribbean, 5 destinations in the United States, 1 destination in Canada, 3 destinations in Europe and 4 destinations in the South Pacific. Within Latin America, we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Fort Lauderdale, Frankfurt, Los Angeles, Madrid, Miami, Mount Pleasant (Falkland Islands), New York, Toronto, Papeete (Tahiti), Paris, San Francisco, and Sydney.  In addition, as of February 28, 2011, through our various code-share agreements, we offer service to 25 additional destinations in North America, 16 additional destinations in Europe, 25 additional destinations in Latin America and the Caribbean (including Mexico), and 2 destinations in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2010		2009	2008
The Company(1) (2)
ASKs (million)
International		29,582.8	26,797.10	25,378.3
Domestic		12,772.4	11,979.10	9,797.8
Total		42,355.2	38,776.20	35,176.1
RPKs (million)
International		23,226.4	20,861.20	19,507.2
Domestic		9,921.1	8,975.00	7,444.5
Total		33,147.5	29,836.20	26,951.7
Passengers (thousands)
International		6,302	5,676	5,194
Domestic		10,991	9,730	8,046
Total		17,293	15,406	13,240

Passenger yield (passenger revenues/RPKs, in US cents)
International	US¢	8.7	8.0	9.6
Domestic	US¢	10.8	10.4	12.2
Combined yield(3)	US¢	9.4	8.8	10.5

Passenger load factor (%)
International		78.5%	77.8%	76.9%
Domestic		77.7%	74.9%	76.0%
Combined load factor(4)		78.3%	76.9%	76.6%

(1)	Information provided for the Company consolidates Lan Ecuador, Lan Argentina and Lan Perú.
(2)
Domestic passenger operations include domestic operations in Chile, Peru, Argentina and Ecuador.  These figures do not include operating statistics from Aires, which shall be included starting on January 2011.

(3)	Aggregate international and domestic passenger yield.
(4)	Aggregate international and domestic passenger load factor.

International Passenger Operations

As of February 28, 2011, we operated scheduled international services from Chile, Peru, Ecuador and Argentina through Lan Airlines; Lan Express in Chile; Lan Peru in Peru; Lan Ecuador in Ecuador; Lan Argentina in Argentina and Aires in Colombia. International passenger traffic has grown significantly in the past couple of years due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and additional frequencies on existing routes, and expansion into new markets.

Our international network combines our Chilean, Peruvian, Ecuadorian, Argentinean and Colombian affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru with the creation of Lan Peru in 1999 and out of Ecuador through Lan Ecuador in 2003. In August 2006, we expanded our international operations through Lan Argentina, which until then had only been offering domestic flights. The international operations of Aires, however, are being reduced since its acquisition in 2010. This strategy to generally expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our four main hubs in Santiago, Lima, Guayaquil and Buenos Aires.  We also provide regional services from Chile, Peru, Ecuador and Argentina. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub.

The following table sets forth the destinations served from each of the aforementioned countries as of February 28, 2011:

Country of Origin	Destination	Number of Destinations

Chile	Argentina	7
	Bolivia	2
	Brazil	3
	Colombia	1
	Cuba	1
	Ecuador	1
	Peru	1
	Uruguay	2
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Canada	1
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1
	Australia	2
Peru	Argentina	2
	Bolivia	2
	Brazil	1
	Chile	1
	Colombia	4
	Ecuador	2
	Venezuela	1
	Mexico	1
	United States	3
	Dominican Republic	1
	Spain	1
Ecuador	Argentina	1
	Chile	1
	United States	2
	Spain	1
Argentina	United States	1
	Brazil	1
	Chile	1
	Dominican Republic	1
	Peru	1
Colombia	Chile	1
	Perú	1
	Ecuador	1
	United States	2

In line with our long-standing commitment to provide customers with superior service and the best products on the market, in May 2009 LAN completed the retrofit of all its long-haul fleet (including its Boeing 767 and Airbus A340 passenger aircraft) with the new Premium Business class and improved Economy class. Combining the best features of the traditional First and Business classes, the new Premium Business includes 180 degrees recline full-flat seats which allow passengers to sleep with the maximum comfort and privacy. Premium Business also includes top-level personalized in-flight service. Changes in Economy class include new seats with a greater recline angle, a cushion that slides forward for increased comfort and convenience, and larger individual video monitors for each seat.

LAN’s sustained development of its coverage has been a crucial factor in its growth and 2010 was no exception. New routes were added along with flight increases in some key existing routes in order to offer more and better alternatives to both business and tourist travelers. In 2010, the Company continued to consolidate its hub in Lima, which serves as the center of its Latin American network and also complements its intercontinental network, by opening new routes and increasing flights on existing routes.

As part of its mission, LAN seeks to promote tourism to South America. Due to its large network of services, visitors from around the world can experience world renowned destinations such as Cusco, Easter Island, the Galapagos Islands, or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche.

According to JAC data, Chilean international air passenger traffic increased 9.4% from 2009 to 2010 approximately 5.1 million passengers. We had a 52.8% market share in 2010, based on RPKs, compared to 52.4% in 2009. Our international operations out of Chile can be divided into four main segments, to: North America, Europe, the rest of Latin America, and the Pacific. As of February 28, 2011, the other principal carriers that transported passengers between Chile and North America with direct flights included American Airlines, Delta Airlines, Air Canada and Aeromexico. TACA and COPA also participated in the Chile-North American markets with stopovers in their respective Central American hubs. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes our main competitors were Aerolineas Argentinas, Air Canada, Avianca, GOL, TACA and TAM. We were the only airline operating between Chile and the South Pacific during this time.

Based on the information provided by the Peruvian DGAC, we flew approximately 5.0 million passengers on international flights to and from Peru in 2010. That year, we had 45.4% of the international market share in Peru, which was an increase from our 41.7% market share in 2009. Our Peruvian international operations can be divided into three main segments, based on the destination: North America, Europe and the rest of Latin America. As of February 28, 2011, our main competitors on direct routes to North America included American Airlines, Continental Airlines, Delta Airlines, Spirit Airlines, Air Canada and Aeromexico. TACA and COPA also participated in the Peru-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Iberia, Air Europa and Air France-KLM. The other principal carriers operating between Peru and the rest of Latin America as of that date included Aerolineas Argentinas, TACA, TAM, Avianca and GOL.

The Ecuadorian international market increased 4.1% to approximately 2.8 million passengers between 2009 and 2010. According to travel agency statistics (“BSP”) and our estimates, we had a 28.7% market share of the Ecuadorian international market in 2010 compared to 24.5% in 2009. Our Ecuadorian international operations can be divided into three main segments, to: North America, Europe and the rest of Latin America. As of February 28, 2011, on direct routes to North America, our main competitors were American Airlines, Continental Airlines, Delta Airlines and Aerogal. TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Based on our internal estimates, the Argentinean international market increased 18.0% to approximately 9.1 million passengers between 2009 and 2010. Our estimated market share of the Argentinean international market was 15.9% in 2010 compared to 16.7% in 2009. Our Argentinean international operations can be divided into two main segments, based on destination to: North America and the rest of Latin America. As of February 28, 2011, on the Buenos Aires-Miami route, our main competitors were American Airlines and Aerolíneas Argentinas. TAM, TACA and COPA also participated in the Argentina-North American markets with stopovers in their respective hubs. On the Buenos Aires-Dominican Republic route, our main competitors were COPA and American Airlines. On the Buenos Aires-Sao Paulo route, our main competitors were TAM, GOL and Aerolíneas Argentinas. On the Buenos Aires-Lima route, our main competitors were TACA and Aerolíneas Argentinas. On the Buenos Aires-Santiago route, our main competitors were Aerolíneas Argentinas and Air Canada.

Business Model for Domestic Operations

In 2007 we initiated an important project to redesign our domestic business operations with the goal of increasing efficiency and improving the margins of LAN’s short-haul operations, specifically with respect to our domestic operations in Chile and Peru.  The new business model was first tested in the last quarter of 2006. A key element of this project has been to significantly increase the utilization of our narrow body fleet, which we have been successfully achieving through modified itineraries including more point-to-point and overnight flights. We removed the Boeing 737-200 aircraft from our fleet in favor of the new more efficient Airbus A320-Family Aircraft. The Airbus A320-Family Aircraft fleet utilization reached approximately 10.9 block hours per day in 2010. The transition to a newer fleet allows for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

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

In 2007, we implemented all aspects of this new business model in the Chilean and Peruvian domestic markets. We launched our new short-haul business model on all domestic routes in Chile in April 2007, after a marketing campaign that began in March 2007. We launched the new model in all domestic Peruvian routes in January 2007.

As a result of the implementation of this model, we increased the number of passengers transported in all domestic markets. Between 2006 and 2010, the number of passengers transported increased significantly:

•	83% (from 2.5 million to 4.6 million) in Chile,
•	123% (from 1.7 million to 3.8 million) in Peru,
•	200% (from 0.6 million to 1.9 million) in Argentina, and
•	with a minor effect in Ecuador as we just started domestic operations during 2009.

Over the past three years we have sustained constant growth in each of our domestic passenger operations, and between 2009 and 2010 we achieved an increase in domestic transported passengers at 13%.

On November 26, 2010, LAN acquired Colombian airline Aerovías de Integración Regional S.A. (“Aires”) for US$12 million in cash, in addition to assuming net liabilities of US$87 million.  The Colombian market is the second largest market in South America with over 13 million annual domestic passengers and represents a key market in LAN’s consolidation as a leading airline within the region.  Aires is currently the second largest operator in Colombia’s domestic market with approximately a 20% market share as of December 2010.  The Aires fleet consists of 9 B737-700s, 11 Q200 and 4 Q400, all of which are operating leases.

We plan to continue with the implementation of this business model during 2011 and we are evaluating its implementation in some regional routes, as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategies aimed at stimulating demand.

Operations within Chile

Through Lan Airlines and Lan Express we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of February 28, 2011, we flew to 13 destinations within Chile (including Santiago, but not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. Lan Airlines and Lan Express have integrated passenger operations, including operations under the same two-letter “designator reservation code,” and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

LAN’s flexibility and broad passenger network also allowed us to manage the negative impact of the catastrophic earthquake that struck Chile in February 2010, causing significant damage to the terminal building at the Santiago International Airport and affecting all air travel in and out of the country. With no alternative airport in the Santiago Metropolitan Region, commercial passenger operations were suspended for three days, and were re-launched on March 2, 2010 with provisional facilities. LAN operated with reduced capacity out of Santiago until the terminal building was fully operational on March 28, 2010. LAN estimates the net impact of decreased passenger operations due to the earthquake were approximately US$30 million in 2010. Cargo operations were not materially affected by the earthquake, nor were the passenger operations of LAN or its subsidiaries in Peru, Ecuador and Argentina.

During 2010 we operated an average fleet of 18 Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of 21 Airbus A320-Family Aircraft in 2011. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Boeing 737-200s. The new business model was launched nationwide within Chile in April 2007. We reduced sales costs by increasing direct sales from 78% in 2009 to 80% in 2010 (with 63% of our 2010 sales done through the Internet) and by reducing agency commissions from 6% to 1% in February 2007. We also increased fleet utilization, crew productivity and the average flight leg through schedule changes. Additionally, we simplified our processes, which helped to increase the self check-in rate from 77% in 2009 to 80% in 2010. Finally, we utilized the greater efficiency of the Airbus aircraft to reach operational efficiencies such as reducing the turn-around time, increasing our punctuality (which reached 94.0% in 2009 and 87.5% in 2010) and lowering fuel consumption. As of February 28, 2011, we operated 100% of our ASKs with our Airbus A320-Family Aircraft fleet

According to JAC data, the Chilean domestic market as a whole transported approximately 6.0 million passengers in 2010 and it had an increase of 16% in terms of RPK. Our domestic passenger market share in Chile was 77.5% for 2010 and 75.6% as of  March 31, 2011. During 2010, our main competitors in the domestic market were Sky Airlines and PAL Airlines, which began operations in June 2009. Sky Airlines currently operates a fleet of 13 Boeing 737-200 aircraft and flies to12 destinations. PAL Airlines currently operates a fleet of 4 Boeing 737-200 aircraft and flies to 5 destinations.

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

Regarding the domestic market, Peru has tremendous potential compared to other Latin American markets based on per capita travel ratios.  In 2010 the domestic market reached 5.0 million passengers and 6.4 million passengers are expected for 2011.

LAN Peru has one of the most modern fleets in Latin America, operating 19 Airbus A319 aircraft, with twelve for domestic operations and seven for regional operations.  This fleet is ideal for Peruvian routes, as it maximizes available payload in high-altitude airports with tail wind conditions. This uniform fleet also allows for low maintenance costs, high crew productivity and operational flexibility.

Compared to 2009, Lan Peru’s domestic operations in Peru showed an expansion of 8.9% during 2010, due to an increase in the number of flights to existing destinations. According to data provided by the Corporación Peruana de Aeropuertos y Aviación Comercial S.A. (the Peruvian Airport and Commercial Aviation Corporation, or “CORPAC”), our domestic market share in Peru was 62% for 2007, 73% for 2008, 80% for 2009 and 70% for 2010.

A total of 3,836,134 passengers traveled on LAN Peru’s domestic Peruvian routes in 2010, which represented an increase of 13% compared to 2009. As of February 28, 2011, competitors included Star Peru, Peruvian Airlines and TACA (which has increased its operations in the domestic market by adding new frequencies to Cusco, Juliaca, Tarapoto and Trujillo).

LAN Peru expects to increase the connections between cities within the country.  Cusco, the country’s most important tourist destination, accounts for most of LAN Peru’s domestic operations and is served by 16 (and even 21 during certain periods) flights each day. LAN Peru flies at least two times daily to each of its 13 destinations from Lima with Tumbes as an exception (10 flights a week).

Regarding airport services, LAN Peru has over 141 domestic daily arrivals and departures.  Self-check in levels have grown steadily in the past years, reaching 83% for domestic routes at the end of 2010.

In 2010, LAN Peru was awarded the “Gran Marca Moderna” by the Effie Awards (a Marketing Hall of Fame distinction), and was the first airline in the country to receive this honor.

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

From June to November 2006, Lan Argentina replaced its Boeing B737-200 fleet, which consisted of five aircraft, four of which were Airbus A320 aircraft. We use these aircraft in both domestic and regional operations. The replacement of these aircraft enabled Lan Argentina to increase the scope, size and efficiency of its operations. By the end of December 2010, we operated a fleet of eight Airbus A320 aircraft in our domestic operations.

In the domestic Argentine market, Lan Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In August 2006, by presidential decree, both the floor and ceiling of the regulated price range were increased by 20%. The decree liberalized foreign ownership of Argentinean airlines, previously capped at 49%. Since this decree, the floor and ceiling of the regulated price range have been consistently increased as follows:  by 18% in April 2008, by 18% in May 2008, by 20% in 2009, by 15% in June 2010 and by 10% in November 2010.

Our domestic market share in Argentina, based on our internal estimates for December 2010 amounted to 27%. Our competitors in the Argentinean market during 2010 were Aerolíneas Argentinas and its affiliate Austral Líneas Aéreas. Together, these two companies held substantially the entire remaining share of the domestic Argentine market.

Operations within Ecuador

At the end of 2008, the Civil Aviation National Board authorized us to operate domestic flights in Ecuador. In April 2009, we initiated the operations between Quito and Guayaquil.

In December 2009, LAN Ecuador operated 49 weekly flights between Quito and Guayaquil, one of Latin America’s major routes. The company also began daily flights between Cuenca and Quito. As of February 28, 2011, LAN Ecuador operated 63 flights between Quito and Guayaquil. In September 2010, the company incorporated daily flights to the Galapagos Islands.

In 2010, LAN Ecuador transported 623,104 passengers in the domestic passenger market, achieving a load factor of 75% with a growth of 70% in passengers in respect with 2009 and a national market of 25%.

In Ecuador, the company’s principal competitors are TAME, Aerogal and Icaro.

Operations within Colombia (Acquisition of AIRES)

On November 26, 2010, LAN acquired Colombian airline Aerovías de Integración Regional S.A., (“Aires”) for US$12 million in cash, in addition to assuming net liabilities of US$87 million. The Colombian market is the second largest market in South America with over 13 million annual domestic passengers and represents a key market in LAN’s consolidation as a leading airline within the region.  Aires is currently the second largest operator in Colombia’s domestic market with approximately a 20% market share as of December 2010.  The Aires fleet consists of 9 B737-700s, 11 Q200 and 4 Q400, all of which are operating leases.

The company will replicate LAN’s “low cost” model already operating in the domestic markets of Argentina, Chile, Ecuador and Peru, stimulating demand on domestic flights by providing more Colombian citizens the opportunity to use air transportation.  In the medium term, Aires will evaluate the expansion of international passenger operations and the advantages of any synergies it may obtain from LAN Cargo’s affiliate in Colombia, Lanco, launched in March 2009.

LAN will dedicate its maximum efforts to ensure that the safety, on time performance and service quality standards of its new affiliate are consistent with LAN’s own high standards.  The integration process may involve certain operational changes such as itinerary modifications and efficiency improvements.  This process will not interfere with the continuity of current operations of Aires.

Prior to the acquisition of Aires, since May 6, 2010, LAN had an agreement to provide technical support and service consultancy to Colombian airline Aeroasis S.A. (“Aeroasis”) while Aeroasis completed the process of obtaining an operating permit from the Colombian civil aviation authority (Unidad Administrativa Especial de Aeronáutica Civil), within the established deadline of February 2011. This process included the hiring of personnel and development of technical materials, as well as the selection and acquisition of equipment, all in compliance with the applicable legal and regulatory frameworks. On February, 2011 LAN acquired the parent companies of Aeroasis with the purpose to merge with Aires operations.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of February 28, 2011:

•
oneworld®. In June 2000, Lan Airlines and Lan Peru were officially incorporated into the oneworld® alliance along with Aer Lingus. At the time, oneworld® was a global marketing alliance consisting of American Airlines, British Airways, Cathay Pacific Airlines, Qantas, Iberia and Finnair, that, among other benefits, offered improved service to its customers. In April 2007, JAL from Japan, Royal Jordanian from Jordan and Malev from Hungary, together with Lan Ecuador and Lan Argentina, joined the alliance, while AerLingus withdrew from the alliance. In November 2009, Mexicana joined the alliance. In November 2010, S7 Airlines joined oneworld® adding 55 destinations in Russia to the alliance.  Last November 2010, S7 Airlines joined oneworld® adding 55 destinations in Russia to the alliance.  Together, these airlines are able to offer customers travel advantages, such as approximately 750 worldwide destinations, schedule flexibility and reciprocal frequent flyer program benefits. Additionally, oneworld® is the first alliance to deploy full interline e-ticketing between its partners.

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

•
Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of February 28, 2011, this code-share agreement includes daily flights operated by Lan Airlines.

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

•
TAM. In 2007, Lan Airlines and Lan Peru, established regional code-share agreements with TAM Linhas Aéreas. Through this agreement, LAN offers twelve additional destinations in Brazil. LAN also code shares with Transportes Aéreos del Mercosur S.A. (“TAM Mercosur”) with respect to flights from Santiago to Asunción, Paraguay, that are operated by TAM Mercosur. These arrangements provide our passengers with reciprocal accrual and redemption of frequent flyer program rewards. In 2008, Lan Argentina established a code-share agreement with TAM from Buenos Aires to Sao Paulo and vice versa, which includes eight domestic destinations in Argentina and twelve domestic destinations in Brazil.

•
Cathay Pacific. In May 2010, Lan Airlines initiated a code-share agreement with Cathay Pacific to operate between Santiago, Chile and Hong Kong, China, through connections in Los Angeles, California, New York and Auckland, and in November 2010, Lan Peru initiated a code-share agreement with Cathay Pacific to operate between Lima, Peru and Hong Kong, China, through connections in Los Angeles and San Francisco.

•
Jetstar Airways. In November 2010, LAN signed an Interline Agreement and a Special Prorate Agreement with Jetstar Airways in order to broaden the destinations offered to LAN’s customers, particularly in the domestic markets of New Zealand, Australia, and South East Asia.

•
JetBlue. During March 2011, LAN signed an Interline Agreement and a Special Prorate Agreement with JetBlue increasing the connection opportunities between New York and Boston, Washington, Chicago, Pittsburgh and many other US cities through JetBlue’s HUB in JFK.

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

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, San Francisco, Miami, Madrid and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. As such, in December 2008 and May 2009 we completed a retrofit program for our Boeing 767-300 and for our Airbus A340-300 fleet respectively, merging the Business and First Classes cabins into a Premium Business Class featuring full-flat seats, new entertainment units for both Premium Business and Economy cabins, together with a new on-board service.  We invested US$124 million in this retrofit program for all our long haul passenger aircraft, which aims to give our passengers a sense of a “shorter” and more pleasant flight. For our Business passengers, our cabin features an on-board service aimed at providing the passenger with more time to rest, and for our Economy Class passengers, our upgraded entertainment units aim to make the flight a more enjoyable one.

Our long-haul fleet plan includes the incorporation of the new Boeing 787 in 2012. LAN will be the first airline in Latin America, and one of the first in the world, to receive this model whose latest-generation technology and cabin innovations represent a revolution in the airline industry. Passengers will experience the 787’s advantages in the form of higher cabin humidity and increased comfort. These acquisitions will allow us to reach new destinations and boost LAN’s existing services while also continuing to increase the efficiency of our operations and reduce our carbon footprint.

Our short-haul operations are designed to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations. As such, these routes now feature modern planes, with leather seats, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web check-in and airport self-check-in. We completed the phase-out of our Boeing B737-200 fleet in 2008 and replaced it with modern Airbus Family Aircraft such as A320, A319 and A318.

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

As mentioned above, we have been implementing a new business model in all our domestic operations (Argentina, Chile, Peru and Ecuador) that seeks to make air travel accessible to more people through low fares supported by a low-cost operation based on the efficient use of our resources. During 2010 LAN received several awards solidifying the Company’s market position. These awards included Best Airline in South America (Skytrax) and Airline Staff Service Excellence in South America (Skytrax).

Branding

In March 2004, we launched our new “LAN” brand to bring together, under one strong international name, all our local brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina” and “LAN Ecuador.” We developed our new brand and corporate image after an extensive process supported by a leading global branding agency.

Our corporate image is based on two core concepts: reliability and warmth, which support our promise of the best travel experience to, from and within South America.  We are also committed to offer our customers with the best coverage to, from and within South America, and to promote sustainable tourism, helping develop the regions where we operate.

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

•
LANTOURS, a sub-brand through which we offer travel packages, hotels and other ancillary products, as well as promote tourism activities to and from the regions in which we operate.  LANTOURS took hold first in Chile and is gradually being introduced into other key markets.

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

Travel agents conduct indirect sales that accounted for approximately 38% of passengers during 2010. We paid these travel agents standard commissions ranging from 0% to 6% depending on the market and the ticket region type (domestic / international). Consistent with our efforts to reduce commission costs, and in line with current market practices, in recent years we have reduced standard commissions in several markets. However, we are now charging a fee to customers for sales done through our own ticket offices or call centers in most countries, leaving the Internet as the only free-of-charge distribution channel.

Travel agents obtain airline travel information and issue airline tickets through Global Distribution Systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. We participate actively in all major international GDSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. As part of its continued commitment to its passengers, in late 2009, LAN signed a series of agreements with Sabre, one of the major suppliers of IT solutions in the global airline industry. Through these agreements, Sabre will provide the Company with the most advanced technology in reservation and distribution systems, optimization of routes and operational planning. The process of implementing the new system platforms comprises a period of adjustment and migration that will last between two and three years until its full implementation. These agreements represent a major step in terms of innovation by implementing the industry’s most advanced technology to streamline business and operational processes involved in the service the Company provides to its customers. These agreements will serve to provide itineraries that best fit the needs of passengers and to provide simpler, agile and efficient services in airports and in the sales and distribution channels, improving LAN’s services in each of the stages of the travel experience.

Direct channels refer to sales by our own ticket offices, contact-centers and website. In 2010, direct bookings accounted for approximately 62% of all our passengers.

We have an extensive sales and marketing network in over thirty countries consisting of more than 155 domestic and international points-of-sale owned by us and approximately 37 general sales agents.

Our contact-centers support the growth of our operations constituting a sales and a multi-service channel. During 2010, we continued to grow and develop new services to match the increasing expectations of our clients and the growth of our direct sales channels, in particular the www.lan.com website. Our main contact-center located in Santiago accounts for 700 agents (of which 270 are home-based) and 230 agents in Lima. We complement our contact-center’s operations with third-party service providers that add approximately 400 agents who are located in Santiago, Lima and Buenos Aires. In total, all the centers handle more than 28,000 calls/contacts per day, which mainly originate from the regions where we fly (South America, North America, Europe and Australasia) and cover four languages (Spanish, English, Portuguese, French and German). We have continually upgraded our systems by incorporating technological advances to enhance efficiency and customer service.

Our website, www.lan.com, is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, by 21.9% in 2009 compared to 2008, and 22.0% in 2010 compared to 2009, which amounted to US$646 million in 2010. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communications. We send weekly promotional e-mails to more than 3.8 million subscribers. Members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. We have an active online marketing program which brings visitors to the website from search engines and travel-related websites.

During 2009 we improved several services on the website. We introduced the flexible award redemption service, which enables LANPASS members to obtain flights with their kilometers at any time of year. We also updated our Flight Information System to ensure accurate, real time information.  In addition, we continued to promote our web-based check-in service for domestic and international flights. This system allows those passengers who are not checking-in bags, to go directly to the gate, and the remaining checked-in passengers, to leave their bags at a special bag drop counter and proceed to the gate. In addition to web-based check-in, we have self-check kiosks in 13 airports in Chile, seven airports in Peru, two airports in Argentina and three airports in Ecuador. As of December 31, 2010, the kiosk and web check-in utilization rate increased to 81% for domestic routes in Chile, 82% for domestic routes in Peru, 52% for domestic routes in Argentina and 39% for domestic routes in Ecuador.  Also in 2010 we launched our LAN.com Mobile service, enabling our customers to check-in, verify their flight status and other itineraries using their internet-enabled mobile phones.

In 2010 LAN was recognized as the “Latin American e-commerce Company of the Year” by the Latin American e-Commerce Institute.

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

Also, during 2010 we completed the implementation of interline e-ticketing with all of our oneworld® partners.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. These activities include the use of television, print, outdoors and radio advertisements as well as direct and online marketing.

During 2010, our campaigns where mainly focused on continuing stimulating demand by implementing a pricing strategy that has made flying more accessible to those traveling especially for tourism. Our various promotional efforts have allowed us to reach new customers and to promote local and regional tourism in the markets where we operate.  This is supported by the unique coverage and travel experience that we offer to those passengers traveling to, from and within South America.

On a country-specific level, we carried out a TV campaign in Chile to promote sustainable tourism within the country, inviting people to discover and take care of the wonders of Chile, travelling in an environmentally conscious way.  This was also leveraged by a second TV campaign launched by SERNATUR, Chile’s National Tourism Agency, in partnership with LAN and other members, aimed at promoting local tourism among Chilean citizens.  These efforts show LAN’s ongoing commitment with the development of local communities through the promotion of sustainable tourism.

In Peru, we carried out a campaign aimed at communicating LAN’s extensive international coverage through its unique South American network and the oneworld alliance.  The campaign also focused on attributes such as quality of service and travel experience.

In Argentina, we launched a campaign aimed at communicating the main reasons why LAN has become the airline of choice, focusing on attributes such as unique service and flight experience, reliability, punctuality and domestic coverage.

In April 2009, LAN Ecuador launched its domestic operations, which constituted a turning point in Ecuador’s domestic market by broadening access to air travel, as a result of lower prices and LAN Ecuador’s world-class service. In 2010, we launched a campaign to communicate the new daily route to the wonderful and exotic Galápagos Islands, as well as the new direct flight from Guayaquil to Miami, offered four times a week.

LAN has built a comprehensive database that includes valuable information such as flying preferences, demographic and other relevant customer information, which is used for passenger revenue management (including targeted promotions to different customer segments), thereby reducing dilution and maximizing response rates. This type of information is also a source for customer metrics and monitoring and provides significant management information.  During the past years, the skills involved in profitably exploiting these resources were strengthened with the incorporation of key teams to act locally in Peru, Argentina, Ecuador, the United States and Europe, in close collaboration with the head office.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. The objective of LANPASS is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. Worldwide, as of December 2010 LANPASS has approximately 4.3 million members.

Customers earn kilometers in their LANPASS accounts based on distance flown and class of ticket purchased, or by using services of other participants in the LANPASS program. Based on an award schedule, customers can redeem kilometers for free tickets, upgrades or other products. Under our current frequent flyer program, our passengers are grouped into one standard level and three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in.

Aiming to increase redemptions and broaden redemption alternatives, in 2010 LANPASS offered new redemption options such as an online product catalogue and special wine events where top tier members were invited to redeem their kilometers for the wine offered in LAN’s Premium Business menu. These new offerings along with the traditional rewards already offered resulted in an increase of 25% in kilometers redeemed by LANPASS’ members in 2010.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina and beginning in 2010 in the United States.  These partnerships give our customers the opportunity to accrue additional kilometers for using their services.

Through the incorporation of additional partners in 2010, LAN customers accrued 48% more kilometers than in 2009, by using other services different from the services offered by LAN and other airlines.  In the banking segment, LANPASS renewed its partnership with Santander Chile for another five years, spreading LANPASS accrual from credit/debit card to all retail banking offering.  LANPASS also launched a new partnership with BBVA, a leading bank in Argentina, began to issue credit cards in the United States with US Bank, and increased our offering in redemption catalogs in Brazil with Banco Itau.

In the non banking segment, LANPASS continues to leverage its member’s purchase behavior to partner with leading players in the markets and become the most attractive loyalty program in the home markets. Last year, LANPASS enter in new industries, such as Automotive, Real Estate, Drugstores and Health Care Centers.

As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition, we have reciprocal agreements with other carriers, such as Alaska Airlines, Aeromexico, Mexicana and TAM, which allow us to benefit from the loyalty of their customers, as they can accrue points under their frequent flyer program when traveling on LAN’s flights.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase customer’s engagement with the program outside Chile. In 2010, membership in LANPASS grew 36% in Peru, 42% in Ecuador and 32% in Argentina.

Cargo Operations

General

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended December 31,
	2010	2009	2008
The Company
ATKs (millions)
Total	4,628.7	3,848.9	4,071.9
RTKs (millions)
Total	3,245.3	2,627.4	2,906.2
Weight of cargo carried (thousands of tons)
Total	780.8	649.3	661.5
Total cargo yield (cargo revenues/RTKs, in US cents)	39.5	34.1	45.4
Total cargo load factor (%)	70.1%	68.3%	71.4%

Our cargo business generated revenues of US$895.6 million in 2009 and US$1,280.7 million in 2010.  This represented 24.5% and 28.3% of our operating revenues, respectively. Cargo revenues declined 32.1% between 2008 and 2009 primarily due to the global economic crisis that affected the industry and the decline in salmon exports from Chile due to the ISA virus. Nevertheless, during 2010 revenues increased 43.0% on a year-over-year basis as we took advantage of the recovery of world cargo markets.

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Overall, it includes approximately 86 destinations (over 66 are operated by passenger and/or freighter aircraft and approximately 20 operated only by freighter aircraft). We complement our own international operations through coordination with our regional affiliates, MasAir in Mexico, ABSA in Brazil and Lanco in Colombia. ABSA also operates in the Brazilian domestic market since March 2009. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. For information about our fleet, see “—Fleet—General” below.

We transport cargo in four ways: (i) in the bellies of our passenger aircraft, (ii) in our own dedicated freighter fleet, (iii) in belly space that we purchase from other airlines and, (iv) in aircraft that we charter or lease pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance). Under the latter, which are also known as “wet-leases,” the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance pursuant to short- and medium-term contracts.

Our international cargo operations are headquartered in Miami, whose geographical location positions it as the natural gateway for Latin American imports and exports to and from the United States. Since 2001 we have operated in our 380,000 square-foot facilities within the Miami International Airport. In 2010 we upgraded this facility to enhance our ability to handle perishables and we leased an additional 117,000 square-foot warehouse close to our main facilities. The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. To complement our own cargo operations to the United States, we have negotiated commercial agreements with American Airlines on some routes from Miami to Brazil.

We operate to three destinations in Europe: to Madrid, which we serve via passenger aircraft (using our flights from Santiago, Lima and Guayaquil), Frankfurt (through both passenger flights and freighter operations since October 2002, when we signed our partnership with Lufthansa Cargo (for more information on this agreement see “—Cargo Agreements” below), and Amsterdam (through freighter operations since October 2005).

In Latin America, the principal origins of our cargo are Colombia, Chile, Ecuador, Peru, Argentina and Brazil, which represent a large part of our northbound traffic. And for our southbound flights, Brazil is the main import market.

In general terms, cargo flows are unidirectional. This characteristic is a key determinant in the structure of cargo operations as well as in the commercial conditions in the cargo business. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. Furthermore, demand weakness in one direction may limit the capacity that is profitable to allocate to some routes, therefore creating pressure on fares in order to compensate for weaker revenues in one particular direction. The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. For example, from 2002 to 2003 our international operations were characterized by very strong export traffic out of Latin America, but gradual increases in import demand, as well as the deceleration of export growth, led to more balanced cargo flows during 2004. Further extension of this trend led to excess demand on southbound routes since 2005.

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

The flexibility that this business model allows based on adaptation to changes in market trends was key for LAN’s operations in 2009 when the business was affected by the contraction of import and export markets in response to the global economic crisis. In addition LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus. Such flexibility has also been a key element in the recuperation and growth experienced by LAN Cargo during 2010.

Our cargo traffic increased 23.5% between 2009 and 2010, from 2,623 million cargo revenue ton kilometers in 2009 to 3,239 million cargo revenue ton kilometers in 2010. This increase was above the 20.6% growth experienced by cargo traffic of the international airline industry. The company increased its capacity by approximately 20.5%, resulting in a 1.7 point increase in its load factor to 70.1% in December 2010. The increase in capacity was mainly driven by the incorporation of additional freighters, in particular two Boeing 777 freighters received between April and May 2009, as well as higher utilization of the freighter fleet. LAN Cargo transported 779,509 tons of freight in 2010, up by 20.1% compared to 2009.

In 2010, LAN’s cargo revenues increased by 43.0% to US$1,280.7 million, representing 29.2% of the Company’s total annual revenues, from US$895.6 million in 2009, when cargo represented 25.4% of annual revenues. The increase in revenues also reflected the 15.8% increase in cargo yields.

The sharp contraction of LAN’s traditional markets in 2009 - imports into the region and exports from the region – followed by the rapid recovery of demand in 2010 required the Company to fully lever the flexibility of its business model. During 2009 the Company implemented of a series of measures such as the adjustment of its capacity through a reduction in the number of planes rented under Aircraft, Crew, Maintenance & Insurance (“ACMI”) agreements and adjustments in the operations of its own cargo fleet of Boeing 767F freighters. This process was also reinforced by the incorporation of two new Boeing 777-200F, the most modern and efficient cargo aircraft of their type in the world, with a capacity of 104tons of freight and a range of 9,045 kilometers when carrying its maximum payload. This significant investment allowed LAN to consolidate its regional competitiveness by positioning it as the first airline in the region, and only the second internationally, to use these latest-generation cargo planes.

The Company also achieved a significant regional expansion in 2009.  In March, LAN Cargo launched Lanco, a subsidiary in Colombia, which began operations after successfully obtaining the necessary operational and technical certification. It launched its services with two Boeing 767-300Fs, with a capacity for 54 tons of freight, connecting the cities of Bogotá and Medellín with Miami. It is important to note that Colombia is Latin America’s largest market for exports by air to the United States reaching an estimated 200,000 tons annually.

In addition, in March 2009, the Company’s cargo subsidiary in Brazil, ABSA, began operations in that country’s domestic market, with one flight daily, from Monday through Friday, between the cities of Sao Paulo and Manaus. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tons.  This route accounts for a large part of Brazil’s airfreight traffic. Manaus is the country’s fourth largest city in terms of GDP, with a large number of companies, principally part of the electronics sector, in its industrial pole. The special tax incentives offered by the Amazon capital of Manaus as part of efforts to promote the area’s development, make it an attractive alternative for exporter and importer clients.

During 2010, revenue growth in the cargo business continued to reflect the Company’s ability to exploit the expansion in global cargo flows, as well as the development of key strategic initiatives. Active capacity management, with the purpose of optimizing capacity assignation coupled with new revenue management tools to manage cargo rates in response to demand, enabled LAN Cargo to benefit from the growth trends seen in import markets to Latin America, especially to Brazil. The expansion of operations to Europe utilizing the new Boeing 777-200 freighter fleet strengthened the Company’s competitive position and further diversified its revenue base. Additionally, through its Brazilian affiliate, ABSA, the Company continued to strengthen domestic cargo operations in Brazil. During 2010, ABSA launched operations from Sao Paulo to Recife and Fortaleza and added a second daily flight from Sao Paulo to Manaus. The Company also added capacity by securing three leased Boeing 767-300F, two of which were incorporated in late 2010 and one in early 2011. Furthermore, the Company continues to successfully optimize capacity in the bellies of passenger aircraft, maximizing the synergies of the Company’s integrated passenger and cargo operation.

During the last five years, we also improved our competitive position as key operators reduced their operations, and competitors such as UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but despite this increase in competition, we have been able to maintain solid market shares in large part because of the efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, Transportes Aéreos Mercantiles Panamericanos S.A., or TAMPA, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Air France-KLM.

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

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments, and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, Lan Cargo offers special, value-added products such as Positive Flight Specific or FS, which enables the customer to choose a specific passenger flight to transport its goods. During 2010 we also launched the first phase of a new revenue management project aimed at optimizing yields.

Cargo-Related Investigations

In February 2006 the European Commission (“EC”), in conjunction with the Department of Justice of the United States (“DOJ”), initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo, LAN’s cargo subsidiary) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified Lan Cargo and LAN of the initiation of proceedings against twenty-five cargo airlines, among them Lan Cargo, for allegations of anti-competitive behavior in the airfreight business. On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009.  As of December 31, 2010, the pending amount to be paid during the next four years is approximately US$72 million and has been recorded within “Other Accounts Payable.”

On November 9, 2010 the EC imposed fines to 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against Lan Cargo and its parent company, LAN Airlines, totaled €8.2 million (equivalent to approximately US$ 10.9 million).  The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010.  This was the lowest fine applied by the EC, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by Lan Cargo and Lan Airlines to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

As of December 31, 2010 the Company recorded a US$14.0 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses).

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. In February 2006 the Canadian Competition Bureau (“CCB”), in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines in Canada.  Given the current stage of the both proceedings, it is not possible at this time to anticipate with any precision the outcome of the Civil actions filed against Lan Cargo.

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (the Brazilian Antitrust Authority) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision the outcome of the civil actions filed against Lan Cargo, although it is expected to be a lengthy process.

In June 2008, the Korean Fair Trade Commission notified LAN of an investigation into the air cargo industry and its non-compliance with the Monopoly Regulation and Fair Trade Act and has requested information and documentation from LAN, which LAN duly submitted. On May 26, 2010 the Korean Fair Trade Commission announced the imposition of penalties against 29 other airlines and excluded LAN from further investigation.

The New Zealand Commerce Commission also initiated an investigation into potential anti-competitive activities in the international air cargo markets and requested information and documentation from LAN, which LAN duly submitted. On December 15, 2008, the New Zealand Commerce Commission announced it would focus its investigation on ten airlines and excluded LAN from further investigation.

Fleet

General

As of February 28, 2011, we operated a fleet of 140 aircraft, comprised of 126 passenger aircraft and 14 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of lease	Average age
	Total	Owned(1)	Operating Lease	remaining (years)	(years)
Passenger aircraft
Airbus A318-100	15	15	-	-	3.0
Airbus A319-100	23	23	-	-	4.0
Airbus A320-200	31	26	5	4.9	5.0
Boeing 737-700	9	0	9	3.4	8.4
Dash 8-200	11	0	11	4.0	13.7
Dash 8-400	4	0	4	9.4	4.8
Boeing 767-700	28	18	10	3.1	8.4
Airbus A340-300	5	4	1	1.8	10.7
Total passenger aircraft	126	86	40	4.2	6.6
Cargo aircraft
Boeing 767-300 Freighter	12	8	4	5.0	7.4
Boeing 777-200 Freighter	2	0	2	6.1	1.9
Total cargo aircraft	14	8	6	5.4	6.6
Total fleet(2)	140	94	46	4.4	6.6

(1)	Aircraft included within property, plant and equipment.
(2)	Does not include one Boeing 767-200 passenger aircraft leased to Aeromexico.

LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft during 2011, five during 2012 and five during 2013.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2010	2009	2008	2007
	(measured in hours)
Passenger aircraft
Airbus A340-300	14.6	14.5	14.6	14.7
Boeing 767-300 ER	13.5	13.2	13.6	14.2
Airbus A320-Family Aircraft	10.8	10.3	10.4	10.6

Cargo aircraft
Boeing 767-300 Freighter	15.2	14.7	16.7	16.5
Boeing 777-200 Freighter	14.3	10.6	-	-

We operate different aircraft types as we perform various different missions ranging from short-haul domestic trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

•
For short-haul domestic and regional flights we operate the Airbus A320-Family aircraft and, since the acquisition of Aires, we also operate the Boeing 737-700 aircraft, the Dash 8-200 aircraft, and the Dash 8-400 aircraft. The Airbus A320 Family that we currently operate has been incorporated into our fleet pursuant to operating leases or have been purchased directly from Airbus pursuant to various purchase agreements since 1999. In December 2010, we ordered 50 Airbus A320 Family aircraft. Consequently, as of February 28, 2011 we had outstanding orders for 16 Airbus A319 aircraft, 61 Airbus A320 aircraft, and 10 Airbus A321 aircraft for delivery between 2011 and  2016.  Our purchase contracts with Airbus provide for some flexibility with regard to future changes in aircraft types and delivery dates. We believe that our fleet of A320-Family Aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

•
For long-haul passenger and cargo flights we operate the Airbus A340-300 aircraft, the Boeing 767-300 passenger aircraft and Boeing 767-300 aircraft’s Freighters 777. The Boeing 767-300 aircraft’s size and range provides an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The Boeing 767-300 aircraft that we currently operate have been incorporated into our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. As of February 28, 2011 we had outstanding orders for nine Boeing 767-300 aircraft.  We also operate five Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration, these aircraft are well suited to perform trans-Atlantic and trans-Pacific missions out of Santiago. In the future, we will operate Boeing 787 aircraft for our long-haul fleet, for which we have placed 26 orders and committed 6 operating leases. We expect to receive our first Boeing 787 in 2012. For our cargo operations, we operate 12 Boeing 767 Freighters and two Boeing 777 Freighters.

For more information, see “Additional Information—Material Contracts” under Item 10.

During the first quarter of 2009, we initiated the process of incorporation of winglets, advanced technology devices, in all our Passenger and Freighter Boeing 767-300 aircraft. Winglets are placed on the wings of an aircraft causing an approximate 5% reduction in fuel consumption. The total investment in this project amounts to approximately US$ 70 million while as of February 28, 2011, 38 aircraft have been modified and US$ 50.5 million of the total investment has been disbursed. We expect to continue with the implementation of this project during 2011 and 2012 as we continue to receive Boeing 767s.

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

This new US$920 million facility is similar to the previous one as there are separate loans drawn in connection with the specific financing requirements of each Airbus aircraft and is also based on support guarantees from the European Export Credit Agencies namely Compagnie Francaise d'Assurance pour le Commerce Exterieur (Coface), Euler Hermes Kreditversicherungs-AG (Euler Hermes) and the Secretary of State of Her Britannic Majesty's Government acting by the Export Credits Guarantee Department (ECGD).. Under this financing package LAN incorporated into its fleet Airbus aircraft through financial leases. The facility covered 85% of the purchase price of each aircraft plus the associated export credit agencies premium. The remaining 15% was funded directly by the Company. There is no remaining drawdown availability under this facility.

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

On June 12, 2005, LAN finished the payments with respect to a Boeing 767-200 aircraft that was held under a financial lease. This aircraft has been subleased to a third party at market rate until December 2011.

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

In November 2008, the Company entered into a purchase agreement for four additional Boeing 767-300 Passenger aircraft to be delivered in 2012. In March 2010, LAN decided to replace three of these passenger aircraft with three Boeing 767-300 Freighters to be delivered between 2013 and 2014. The fourth aircraft was rescheduled to be delivered in 2011.  During the last quarter of 2010, LAN decided to exchange the three Boeing 767 Freighters with three Boeing passenger 767-300 aircraft with deliveries in 2012. As part of this same contract, LAN also ordered a Boeing 777 Aircraft to be delivered in 2012.

During 2008, LAN decided to exercise 15 options to acquire A320-Family Aircraft.  Six of these aircraft were delivered in 2010 and the remaining nine are scheduled for delivery in 2011.  In March 2010, LAN entered into a credit facility to finance the entire pre-delivery payments attached to these 15 aircraft.  In April 2010, LAN entered into an agreement to finance the purchase of these 15 aircraft partially guaranteed by the European Export Credit Agencies and partially through its own funds (85% and 15%, respectively).

In the third quarter of 2010, LAN entered into three lease agreements with GE Commercial Aviation Services for the six year lease of Boeing 767-300 Freighters already delivered in November 2010, December 2010 and January 2011.

In December 2009, LAN entered into a purchase agreement with Airbus for 30 aircraft of the A320 family to be delivered between 2011 and 2014.

As of February 28, 2011, and as a result of the aircraft purchase agreements entered into with Airbus in 2009 and 2010, LAN has 82 Airbus passenger aircraft of the A320 family expected to be delivered between 2011 and 2016.

In September 2010, LAN entered into two new six-year operating lease agreements with AerCap for two A320 aircraft for our operations in Colombia.

In January 2011, LAN entered into a seven year lease agreement with the Bank of China Aviation Pte. Ltd. for one A320 aircraft.

In February 28, 2011, LAN increased its long haul aircraft orders by three Boeing 767-300 Passenger Aircraft with deliveries in the second half of 2012.

Regarding our Boeing fleet, three Boeing 767-300 Passenger aircraft are expected to be delivered in 2011, six Boeing 767-300 Passenger aircraft are expected to be delivered in 2012, Boeing 787-8/9 passenger aircraft are expected to be delivered between 2012 and 2018 and two Boeing 777-Freighter are expected to be delivered in 2012.

As of February 28, 2011, we held 46 aircraft under operating leases compared to 16 as of February, 2010. Twenty five of these aircraft are related to Aires domestic operations which consist of 10 Boeing 737-700, 11 Dash 8-200 and 4 Dash 8-400 aircraft. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

As of December 31, 2010, aggregate future minimum lease payments required under our aircraft operating leases were US$675million, with US$193 million related to Aires. Our operating leases have terms ranging from three months to twelve years from the date of delivery of the aircraft. For more information, see Note 2.21 to our audited consolidated financial statements.

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

LAN facilities at Comodoro Arturo Merino Benítez International Airport in Santiago, Chile are among the most extensive in Latin America and have been certified according to IOSA standards and as a FAA approved repair station. Our hangars and components shops at our Santiago repair station can service the Boeing 767, Boeing 777, Airbus 340 and Airbus 320 Family Aircraft fleet. In addition, we have facilities for designing and manufacturing galleys, structures and composite materials, and we have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment, and blended winglets in the Boeing 767 fleet.

Our engineering and maintenance division is supervised by the local Civil Aviation Authority (the Dirección General de Aeronáutica Civil “DGAC”) and is subject to several recurrent external audits from civil aviation authorities and international entities such as the FAA, the Argentine Dirección Nacional de Aeronavegabilidad (the National Directorate of Airworthiness or “DNA”), the Brazilian Agencia Nacional de Aviacao Civil (the ANAC), the International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), in order to strictly comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals.

We also rely on third parties for certain maintenance support for our aircraft and engines. Lufthansa Technik provides our Airbus A320-Family Aircraft and A340 Aircraft component support on a power-by-the-hour basis under a long-term contract, which runs until 2019. International Aero Engines provides the A320 and A319 engine support on a power-by-the-hour contract, which runs for twelve years once each engine is received. Pratt and Whitney provides the A318 engine support on a power-by-the-hour basis contract, which runs for ten years once an engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which also runs for twelve years once an engine is received In addition, General Electric provides for the maintenance of most of our Boeing 767 engines under a contract effective until 2014. Third parties also provide certain additional engine maintenance services. Air France-KLM, which services have been contracted until 2015, provides the maintenance of our Boeing 777 engines and components and to our Boeing 767-300 components.

We occasionally perform certain maintenance services for other airlines.

Our aircraft maintenance personnel participate in extensive training programs at the jointly operated Lufthansa LAN Technical Training S.A., located in Santiago, Chile.

In 2010, LAN continued implementing the management system known as LEAN in an effort to increase efficiency, specifically in its operational areas. The adoption of this system constituted a redesigning of processes that permits solving problems that may occur during aircraft maintenance. The foregoing renders the daily tasks and processes carried out within the Company more efficient. Internationally, the LEAN system has been defined as a methodology for achieving excellence and continuous improvement. It seeks to eliminate activities that do not add value to processes, and suppressing those activities that are superfluous, thereby allowing companies to reduce costs, improve processes and increase customer satisfaction.

During the last year, LAN continued to benefit from the implementation of LEAN in heavy maintenance. Heavy maintenance is performed approximately every 12–18 months or a specific amount of actual flight hours as defined by the manufacturer.  This maintenance check puts the aircraft out of service. In 2010, we achieved a 20% reduction in the time an aircraft remains in the hangar.  Other benefits of LEAN include a reduction of approximately 80% in errors, a gain of approximately 60% in productivity and a reduction of approximately 60% in labor accidents.  Furthermore, by establishing clear roles, challenges and achievements, the implementation of LEAN has had an important benefit in terms of employee motivation.

Safety and Security Corporate Direction

The Safety and Security Corporate Direction (“SSCD”) is an internal division in charge of the management of safety and security matters related to flight operations, operative and administrative buildings, organization and coordination of emergency response matters, safety and security audits and safety and occupational health.

The SSCD reports directly to LAN’s Chief Executive Officer (“CEO”), which reflects the firm commitment that the Company’s senior management has with its employees. The SSCD is comprised of five independent reporting management areas: safety management, security management, emergency response management, Safety & Security Audit management and Safety and Occupational Health Management .

Safety Management

We give high priority to providing safe and reliable air service, as it is considered a fundamental asset to LAN and one of the basic pillars for the development of our Company. We have uniform safety standards and safety-related training programs that cover all of our operations. LAN has implemented a Safety and Quality Management System (“SMS”) throughout the operational areas of the Company, which is certified by the Chilean DGAC and IOSA System. The SMS provides clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure of the airline. It strengthens the commitment and knowledge required from everyone in the Company regarding any and all actions that could affect safety.

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

The main safety programs, elements and procedures include:

•
Flight Operations Quality Assurance (“FOQA”). Since the end of 2002, LAN has been implementing a Flight Data Monitoring (“FDM”) program using two different analysis programs. The FDM program is fully developed for the A320-Family Aircraft, A340,Boeing B767, and B777 fleet. The statistical information obtained has produced standard operational procedure changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

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

•
Human Factors Program. This program is based on a manual developed by LAN that includes all interconnectivities between flight operations and human factors. The program includes a Fatigue Risk Management Program that is being implemented since 2008.  The program also includes Crew Resource Management and Flight Crews Training and study of incidents using the Threat and Error Management (“TEM”) model.

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

The Corporate Security Manager (“CSM”) has the responsibility to evaluate, analyze and assign threat levels (high, medium, low) to international and domestic operations, proposing security procedures for each scenario. The CSM leads an organization of five security managers and approximately fifteen security specialists. The current CSM is a former police officer with more than 25 years of experience in the civil aviation.

The corporate security organization has five main areas:

•	Domestic Security Operations: that report to a former police officer with more than 20 years of experience in civil aviation.

•	International Security Operations: that report to a former police officer, with more than 20 years of experience in civil aviation.

•	North America, Caribbean and Europe Security Operations: that report to a security specialist, with more than 18 years of experience in civil aviation.

•	Argentinean Security Operations: that report to a security specialist, with more than 30 years of experience in civil aviation.

•	Peruvian Security Operations: that report to a security specialist, with more than 19 years of experience in civil aviation.

Each of the five areas is subdivided in internal investigations, fraud, training, cargo security, security of facilities and quality control.

Since 2002, the Company’s Corporate Security Manual unified international and domestic security procedures:

•	Manual de Gestión de Seguridad (Manual of Security Management). The basis for local security procedures.

•
Airport Security Plan or Airport Security Program. Approved by the DGAC for each country in which we have operations.  It includes procedures to prevent unlawful conduct and procedures for a bomb threat or hijacking drill.

•	Corporate Security Training Program. It includes the contents and definitions regarding security training for all areas involved in acceptance of aircraft, baggage, cargo and passengers.

•	Airport Security Inspection Program. It has the contents and definitions regarding airport inspections and identification of security issues and corrective action plans for non-compliance.

Emergency Response Management

The emergency response area is responsible for the administration of the Emergency Response Plan (ERP). It has been developed for the effective management of accidents and serious incidents with the purpose of mitigating any impacts on the passenger and their relatives and the operations.

The ERP consists mainly of:

•	Emergency Procedures. They are widely advertised inside the Company, approved by the DGAC and covered by the Emergency Administration Manual.

•
Emergency Response Centre (ERC).  The ERC includes three principal areas: the Emergency Strategy Committee, the Emergency Resolution Committee and the Public Relations Monitoring Area.  Those areas are located at Santiago, Chile. Most of them have meetings rooms, computers, satellite TV, conference call systems, video conference facilities, kitchens and rest rooms.

•
Special Assistance Team (SAT). We have a humanitarian assistance program that we deploy for family and passenger assistance. We have about 1,200 total active volunteers distributed as follows: Santiago (700 volunteers), Miami (120 volunteers), Lima (210 volunteers), Ecuador (110 volunteers), and Buenos Aires (90 volunteers). Our SAT is complemented by service vendors.

•
Telephone Inquiry Center. It is located in Santiago, Chile, at our call-center office  and has 500 agents. There are 18 toll free lines activated for family member calls and are published through the company web site and the media, in case of emergencies.

•
Go Team. We have a special team that is dispatched to emergencies involving LAN aircraft. The Go Team includes a director, a SAT leader, a field investigation team (FIT) leader and other representatives from the general support, an Informatics & Telecommunication (IT) team, and security, finance, legal and maintenance departments.

•	Logistic Area. It is activated and deployed in our head quarters and at the location of the accident.

Safety and Security Audit Management

The Safety and Security Audit Management reports directly to the Corporate Director. This area has the mission to advise senior management on issues relating to planning and control, design, documentation, implementation, maintenance and improvement of the SMS of LAN and its subsidiaries.

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

Safety and Occupational Health Management

The main objective of the Safety and Occupational Health Management is to ensure the safety and health of workers at work, by advising, managing and helping the company prevent occupational accidents and diseases through the identification and control of occupational hazards and medical surveillance.

The forgoing objectives are satisfied through a dedicated team of professionals (engineers, doctors, risk prevention experts and paramedics), who constantly develop activities aimed at protecting LAN employees

Functions and Responsibilities:

•	Implementation and control of the preventive management systems.

•	Development of training programs.

•	Promotion and dissemination of safety and occupational guidelines,

•	Assessment of risk of work place.

•	Medical assistance to all injured employees.

•	Investigation of all accidents.

•	Preemployment medical assessment.

•	Compliance with legal regulations regarding occupational health, safety and environmental issues.

•	Checking of the emergency systems installed in the facilities.

Fuel Supplies

Fuel costs comprise the single largest category of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2010, the foregoing trend was enhanced by the global economic recovery and the total fuel costs represented 29.79% of our total operating expenses.  The into-wing (fuel price plus taxes and transportation costs) 2010 average final price was US$2.32 per gallon, representing a 9.4% increase from the 2009 average. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Quantitative and Qualitative Disclosures About Market Risk —Risk of Fluctuations in Jet Fuel Prices” under Item 11.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31,
	2010	2009	2008
Fuel consumption (thousands of gallons)	501,098.2	452,708.5	445,667.7
ATKs (millions)	8,968.8	7,811.8	7,659.9
Fuel consumption (thousands of gallons) per ATKs (millions)	55.9	58.0	58.2
Total fuel costs (US$ thousands)	1,161,927	959,608	1,388,826
Cost per gallon (US$)	2.32	2.12	3.12
Total fuel costs as a percentage of total operating costs	29.79%	29.80%	37.91%

We have entered into fuel contracts to serve operations to more than sixty international and domestic destinations around the world.  Contractual terms and conditions vary for each location depending on market conditions, logistics network, volume, economic and political factors, among others. In 2010, approximately 26.0% of our total fuel consumption was originated in Chile where we maintain a long-term commercial relationship with a joint venture between Air BP and Copec, and where we have entered into specific supply contracts with Petrobras Aviation and Shell Aviation. We have more than twenty additional suppliers in our network such as Repsol YPF, Cepsa, Petroperu, Chevron, Air Total, Q8 Aviation and Exxon Mobil. In our secondary hubs we have the following fuel suppliers: Shell Aviation (Miami), Exxon Mobil and Petroperu (Lima), Exxon Mobil, Repsol YPF and Shell (Buenos Aires) and PetroEcuador (Guayaquil).

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

We have VIP lounges at the Comodoro Arturo Merino Benítez International Airport. The 7,500 square foot Neruda lounge, which represented an investment of approximately US$550,000 in 2001, has been widely acclaimed. In 2005, Latin Trade magazine selected it as the “Best Airline Lounge” in Latin America. In the same airport we also have the 4,300 square foot Mistral lounge.

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

During 2010, APV’s (“In-flight Service Supplier”) new 1,650 square meter facilities were completed in the Comodoro Arturo Merino Benitez International Airport.

The development of the new building for the facilities of Andes Airports Services (“Andes,” which performs ground handling services) is in process which is scheduled to be delivered at the beginning of 2012.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2010, LAN generated other revenues of US$132.8 million from ancillary activities.

Our total revenue from aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights amounted to US$13.1 million in 2010.

LAN also provides cargo-related services such as courier, warehousing, value-added door-to-door services and customs services, through various subsidiaries.  During 2010, our logistics and courier businesses generated revenues of US$36.8 million while customs and warehousing services generated US$ 24.7 million. During January 2011, in relation with our courier business, we signed a promise of sale of our subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A. (together referred to as “Blue Express”), through which we operate vans and trucks and offer distribution and warehouse services throughout Chile. In April 2011, LAN sold Blue Express to Bethia S.A. a related party of LAN, for US$54.0 million. Since Blue Express’ book value is US$9.1 million, the sale generates a non-operational profit of approximately US$44.9 million, which will be reflected in the second quarter of 2011 financial results.

During 2010, we had revenues of US$28.1 million for tours and US$12.0 million for duty-free in-flight sales. The balance of our operating revenues, US$18.1 million in 2010, was generated by maintenance and handling. Other revenues in 2010 decreased mainly because of  fewer revenues from aircraft leases, tours and travel services, but this decrease was partially offset by higher revenues from customs and warehousing and from duty-free sales.

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

Since December 2006, we have negotiated common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, together with British Airways, Aer Lingus and their affiliates and franchises which allows us to obtain premium reductions and coverage improvements.

Our insurance coverage has a one-year term starting in April of each year. The aggregate cost of our insurance coverage for the 2010 calendar year was US$15.6 million, which represents a 2.6% increase in insurance expenses and a 2.0% decrease in average insurance rates compared to the 2009 calendar year.

Aires is covered under a separate insurance policy, and its acquisition in 2010 resulted in an additional insurance cost of US$600,000 during 2010.

Information Technology

General

We use information technology in almost every aspect of our business.

Our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems are operated by Amadeus, Sabre, Iberia and SITA, and we operate our internal systems from two data center facilities in Santiago, Chile. In 2006, we implemented a Disaster Recovery Plan between those two sites in order to ensure the functionality of our critical systems, with a recovery time objective of four days.  The line of business infrastructure currently has an average recovery time of two hours for 80% of our systems and two days for the remaining 20%.

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

Enterprise Resource Planning

In 2002, we purchased an enterprise resource planning (“ERP”) system from SAP. This system was fully implemented in the second quarter of 2004 for Lan Airlines and almost all of its subsidiaries. This ERP system includes modules covering areas such as: finance, accounting, inventory management, human resources, business warehouse, as well as a user-friendly portal. We are currently working on optimizing and simplifying this system, and in leveraging it to increase the efficiency of our back-office processes.

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

New initiatives

We are implementing a new host (“Host”). A Host change is one of the most important decisions for the passenger business division in an airline in terms of process and technology. It consists in replacing the PSS, or Passenger Service System, that contains the reservation, inventory and departure control systems of an airline. This decision permits the understanding of the software from an aviation industry provider in ASP mode, adherence to standard processes and best industry practices and the integration of multiple legacy applications that complement the needs of the processes model for the airline business. For LAN, the Host change implies going from two suppliers (Amadeus and Resiber) currently covering the role of the complete PSS, to a single supplier (Sabre). This project represents an investment of approximately US$70.0 million, and is expected to provide immediate savings of 75% per passenger in reservation transaction costs and is estimated to be in place during March 2012.

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

We are also buying new airplanes, namely, Boeing 787 aircraft. The Boeing 787 Dreamliner is Boeing's most fuel-efficient aircraft and is the world’s first e-Enabled commercial airplane.

The Boeing 787 combines the integrated information and communications systems to drive operational efficiency and streamline airplane maintenance. The e-Enabled tools on the 787 will be a significant change from any other commercial airplane previously operated. The extensive e-Enabling on the 787 increases the need for network connectivity, hardware and software improvements, and systems management practices.

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

Argentina

Aeronautical Regulation.

Both the Administración Nacional de Aviación Civil (“ANACI”) and the Secretary of Transport oversee and regulate the Argentinean aviation industry. ANACI regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management, and reports indirectly to the Ministry of Planning and is responsible for supervising compliance with Argentinean laws and regulations relating to air navigation. The Secretary of Transport also reports to the Ministry of Planning and regulates the assignment of international routes and matters related to tariff regulation policies. We have obtained and maintain the necessary authorizations from the Argentinean government to conduct flight operations, including authorization certificates and technical operative certificates from ANACI, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Argentina is a contracting state and a permanent member of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Argentinean authorities have incorporated into Argentinean laws and regulations. In the absence of applicable Argentinean regulation concerning safety or maintenance, the ANACI has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Argentina and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Argentina, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. ANACI grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the ANACI may terminate its rights to that route.

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

Safety. ANACI requires that all aircraft operated by Argentinean airlines be registered with ANACI. All aircraft must have a valid certificate of airworthiness issued by ANACI. In addition, ANACI will not issue maintenance permits to an Argentinean airline until ANACI has assessed the airline’s maintenance capabilities. ANACI renews maintenance permits periodically and approves maintenance operations once the airline initiates its operations and each time an airline changes its maintenance regime. Only ANACI-certified maintenance facilities (in Argentina or in any other country) may maintain and repair the aircraft operated by Argentinean airlines. Aircraft maintenance personnel at such facilities must also be certified by ANACI before assuming any aircraft maintenance positions.

Security. ANACI establishes and supervises the implementation of security standards and regulations for the Argentinean commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Argentina must submit an aviation security handbook to ANACI describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training. Lan Argentina has submitted its aviation security handbook to ANACI. Argentinean airlines that operate international routes must also adopt security measures in accordance with the requirements of applicable bilateral international agreements.

Airport Policy. The ORSNA (Organismo Regulador del Sistema Nacional de Aeropuertos) supervises and manages the airports in Argentina, including the supervision of take-off and landing charges. The ORSNA proposes airport charges, which are approved by ANACI and are the same at all airports. Nevertheless, while domestic flights are charged in local currency, international flights are charged in U.S. dollars. Since the late-90s, a number of Argentinean airports have been privatized, including Aeroparque and Aeropuerto Internacional de Ezeiza Ministro Pistarini in Buenos Aires, the two most important airports in Argentina. At the privatized airports, the airport administration manages the facilities under the supervision of ANACI and ORSNA.

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

Safety. Peruvian law allows the use of aircraft that are registered either with the PDGAC or with an equivalent supervisory body in a country other than Peru. All aircraft must have a valid certificate of airworthiness issued by either the PDGAC or an equivalent non-Peruvian supervisory entity. In addition, the PDGAC will not issue maintenance permits to a Peruvian airline until the PDGAC has assessed the airline’s maintenance capabilities. The PDGAC renews maintenance permits annually, and has approved our maintenance operations. Only PDGAC-certified maintenance facilities or facilities certified by an equivalent non-Peruvian supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Peruvian airlines. Aircraft maintenance personnel at such facilities must also be certified either by the PDGAC or an equivalent non-Peruvian supervisory body before be appointed to any aircraft maintenance positions.

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

Route Rights

Domestic Routes. Airlines must obtain authorization from CNAC (an operating permit or concession) to provide air transportation. For domestic operations, only companies incorporated in Ecuador can operate locally, and only Ecuadorian-licensed aircraft and dry leases are authorized to operate domestically.

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

Lan Peru was granted antitrust immunity by the DOT on October 13, 2005 with respect to the alliance agreements and other agreements incorporated therein (i.e., the reciprocal code-share agreements, among others) with Lan Airlines and American Airlines. In accordance with the terms of the DOT’s 2005 approval, Lan Airlines, Lan Peru and American Airlines resubmitted their alliance agreement to the DOT for review in October 2010.

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

Brazil

Aeronautical Regulation.

The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Brazilian Defense Ministry, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes,  compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing it activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control, or “DECEA”), which is a public secretary also subordinated by the  Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports  industrially  and commercially.

We have obtained and maintain the necessary authority from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from ANAC, the continuation of which is subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

ANAC is the Brazilian civil aviation authority and it is responsible for supervising compliance with Brazilian laws and regulations relating to air navigation. Brazil is a contracting state and a permanent member of the ICAO. The ICAO establishes technical standards for the international aviation industry, which Brazilian authorities, represented by the Brazilian Defense Ministry, have incorporated into Brazilian laws and regulations. In the absence of an applicable Brazilian regulation concerning safety or maintenance, ANAC has incorporated by reference the majority of the ICAO’s technical standards.

Route Rights.

Domestic Routes. Brazilian airlines are not required to obtain permits in connection with domestic passenger or cargo transportation, but only to comply with the technical requirements established by ANAC. Based on the Brazilian Aeronautical Code (“CBA”) established by Law No. 7.565/86, non-Brazilian airlines are not permitted to provide domestic air service between destinations in Brazil. The same law prevents a foreign airline from creating a Brazilian subsidiary and entering the Brazilian domestic market using that subsidiary.

International Routes. Brazilian and non-Brazilian airlines providing services on international routes are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Brazil and various other countries. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Brazil and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Brazil, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency ANAC must carry out a public bid and award it to the elected airline. ANAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, ANAC may terminate its rights to that route. ANAC may also terminate its right if the recipient airline does not operate at least 80% of the frequency given for that specific route.

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

Registration of Aircraft. Aircraft registration in Brazil is managed by ANAC, which maintains the Brazilian Aeronautical Register, as regulated by the CBA. The CBA allows ANAC to permit registration of aircraft belonging to Brazilian and non-Brazilian individuals.

Safety. ANAC requires that all Brazilian aircraft must have a valid certificate of airworthiness issued by ANAC. In addition, ANAC will not issue maintenance permits to a Brazilian airline until it has assessed the airline’s maintenance capabilities. ANAC renews maintenance permits annually, and has approved our maintenance operations. Only ANAC certifies aircraft maintenance services and its personnel.

 Security. ANAC establishes and supervises the implementation of security standards and regulations for the Brazilian commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Brazil must submit an aviation security handbook to ANAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training.

Brazilian Airport Policy. INFRAERO supervises and manages airports in Brazil, including the supervision of take-off and landing charges. INFRAERO proposes airport charges, which are approved by ANAC and are the same at all airports. At privatized airports, the airport administration manages the facilities under the supervision of ANAC.

Environmental and Noise Regulation. ANAC coordinates and supervises noise regulations by regulation 121, which established noise restriction applicable to aircraft in Brazil. There are no material environmental regulations or controls imposed specifically upon airlines companies, applicable to aircraft, other than Brazilian general environmental laws and regulations.

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

Route Rights.

The AC grants operation permits to domestic and foreign carrier that intend to operate in, from and to Colombia. In the case of Colombian airlines in order to obtain the operational permit the company must comply with the RAC and fulfill legal, economic and technical requirements, to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes, whose concession is subject to the bilateral instruments entered into by Colombia. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

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

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we initially occupied a total of four floors. In the first half of 2005 we added three more floors to accommodate our growth requirements. In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 1,700 square meters), where some of LAN staff moved in February 2008. In 2009, to respond to the Company’s growth, LAN leased two additional floors in this building (totaling 1,200 square meters).  In 2010, new offices were leased east of Santiago to allow for Company growth and to implement projects such as “Host,” which involves changing our system of reservations, sales, inventory and passenger check-in. These additional offices add a total of 1,850 square meters to LAN’s property.

In addition, during 2011 we expect to add a new floor of 1,100 square meters to the Arrau Building for the new facilities of LAN Cargo.

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

During 2010 LAN remodelled portions of the administrative offices in the Mario Bontempi Building and the Luis Ernesto Videla Buildings (“LEV Building”), which are located within the Company’s maintenance base inside the ground of the Comodoro Arturo Merino Benitez International Airport.  Currently we are working in adding a fifth floor to the LEV Building, which is expected to be finalized on May 2011.

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

During 2009, LAN began the extension of the cooling area in the cargo warehouse. This extension added 30,000 square feet and represented an investment of US$4.0 million. This extension was inaugurated on April 20, 2010.

During 2010, LAN signed a concession agreement with the Miami International Airport to add a new cargo warehouse for additional areas for future developments.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of March 2007, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We rent this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business).  These full-flight simulators are being extended and are expected to be completed in the second semester of 2011.

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

We are currently working on the design and estimate that the construction will start during the first semester of 2011.

In March 2009, we began the construction of a new maintenance base in Argentina. The project includes a new hangar of 26,900 square feet with 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet.  This project comprised a US$3.2 million investment and was completed in 2009.

THE TRANSACTION AGREEMENTS

This section describes the material terms of the transaction agreements.  The rights and obligations of the parties to the transaction agreements are governed by the express terms and conditions of the transaction agreements and not by this summary or any other information contained in this annual report on Form 20-F.  The description in this section and elsewhere in this annual report on Form 20-F is qualified in its entirety by reference to the complete text of the transaction agreements, copies of which are attached as exhibits to and are incorporated by reference into this annual report on Form 20-F.  This summary does not purport to be complete and may not contain all of the information about the transaction agreements that is important to you.  We encourage you to read the transaction agreements carefully and in their entirety.

Explanatory Note Regarding the Transaction Agreements

The following summary is included to provide you with information regarding the terms of the transaction agreements.  This section is not intended to provide you with any factual information about either TAM or LAN.  Such information can be found elsewhere in this annual report on Form 20-F, in the public filings TAM and LAN make with the SEC, and in the registration statement on Form F-4, the related offer to exchange/prospectus and other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination of LAN and TAM.  Factual disclosures about TAM or LAN contained in this annual report on Form 20-F or in LAN’s or TAM’s respective public reports filed with the SEC may supplement, update or modify the factual disclosures about TAM and LAN contained in the transaction agreements.  The representations, warranties and covenants made in the transaction agreements by TAM and LAN were qualified and subject to important limitations agreed to by TAM and LAN in connection with negotiating the terms of the transaction agreements.  In particular, in your review of the representations and warranties contained in the transaction agreements and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the transaction agreements may have the right not to commence the exchange offer if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the transaction agreements, rather than establishing matters as facts.  The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure schedules that TAM and LAN delivered in connection with the transaction agreements, which disclosures were not reflected in the transaction agreements.  Therefore, the representations and warranties and other provisions in the transaction agreements should not be read alone but instead together with the information provided elsewhere in this annual report on Form 20-F and in the documents incorporated by reference into this annual report on Form 20-F.  Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this annual report on Form 20-F, may have changed since the date of the transaction agreements and subsequent developments or new information qualifying a representation or warranty may have been included in this annual report on Form 20-F.  In this annual report on Form 20-F, we refer to January 18, 2011, the date that the parties entered into the transaction agreements as the “signing date.”

TAM Representations and Warranties

TAM made customary representations and warranties that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedule delivered by TAM to LAN pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on the businesses of TAM and its subsidiaries;

•	its capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities that give their holders the right to vote with its shareholders;

•
its corporate power and authority to enter into, and complete the transactions under, the transaction agreements and the shareholders agreements, provided that certain shareholder approvals are obtained, and the enforceability of such agreements against it;

•
the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of entering into and performing under the transaction agreements and the shareholders agreements;

•	the required governmental consents, approvals, notices and filings;

•	its SEC filings since December 31, 2006 and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002 and the listing and corporate governance rules and regulations of the NYSE;

•	its disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a TAM material adverse effect (as defined below in this section) and the absence of certain other changes or events since December 31, 2009 through the signing date;

•	the conduct of business in accordance with the ordinary course consistent with past practice since December 31, 2009 through the signing date;

•	the absence of legal proceedings, investigations and governmental orders against it or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefit plans;

•	certain employment and labor matters;

•
compliance with applicable laws and regulations, governmental orders and all applicable operating certificates, air carrier obligations, airworthiness directives, aviation regulations and other similar rules and regulations, of any airline regulator applicable to it, its rights or other assets or its businesses or operations;

•	aircraft owned, leased and/or operated by TAM and its subsidiaries;

•	takeoff and landing slots, authorizations and similar rights of TAM and its subsidiaries;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	the receipt of a fairness opinion from BTG Pactual;

•	affiliate transactions;

•	information provided for inclusion in the US offering documents and Brazilian offering documents;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	material contracts and the absence of any default under any material contract.

Many of TAM’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a “TAM material adverse effect,” which means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of TAM and its subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the signing date in general economic or financial market conditions, (B) any changes after the signing date generally affecting the industries in which TAM and its subsidiaries operate, (C) changes after the signing date in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the signing date or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts TAM and/or its subsidiaries compared to other participants in the industries in which TAM and its subsidiaries participate, or (y) any failure, in and of itself, of TAM to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the TAM preferred shares (but the exception in this clause (y) will not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a TAM material adverse effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of TAM to complete the transactions contemplated by the transaction agreements or to perform its obligations under those agreements on a timely basis.

LAN Representations and Warranties

LAN made customary representations and warranties that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedule delivered by LAN to TAM pursuant to the exchange after agreement.  These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on the business of LAN and its subsidiaries;

•	its capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities that give their holders the right to vote with its shareholders;

•
its corporate power and authority to enter into, and complete the transactions under the transaction agreements and the shareholders agreements, provided that the holders of at least two-thirds of the outstanding LAN common shares vote to approve the mergers and the other transactions contemplated by the transaction agreements at a duly called and held meeting of the shareholders of LAN, and the enforceability of such agreements against it;

•
the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of entering into and performing under the transaction agreements and the shareholders agreements;

•	the required governmental consents, approvals, notices and filings;

•	its SEC filings since December 31, 2006 and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002 and the listing and corporate governance rules and regulations of the NYSE;

•	its disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a LAN material adverse effect (as defined below) and the absence of certain other changes or events since December 31, 2009 through the signing date;

•	the conduct of business in accordance with the ordinary course consistent with past practice since December 31, 2009 through the signing date;

•	the absence of legal proceedings, investigations and governmental orders against it or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefit plans;

•	certain employment and labor matters;

•
compliance with applicable laws and regulations, governmental orders and all applicable operating certificates, air carrier obligations, airworthiness directives, aviation regulations and other rules and regulations, any airline regulator applicable to it, its similar rights or other assets or its businesses or operations;

•	aircraft owned, leased and/or operated by LAN and its subsidiaries;

•	takeoff and landing slots, authorizations and similar rights of LAN and its subsidiaries;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	the receipt of a fairness opinion from J.P. Morgan Securities LLC;

•	affiliate transactions;

•	information provided for inclusion in the US offering documents and Brazilian offering documents;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	material contracts and the absence of any default under any material contract.

Many of LAN’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a “LAN material adverse effect,” which means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, results of operations, assets or liabilities of LAN and its subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the signing date in general economic or financial market conditions, (B) any changes after the signing date generally affecting the industries in which LAN and its subsidiaries operate, (C) changes after the signing date in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the signing date or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts LAN and/or its subsidiaries compared to other participants in the industries in which LAN and its subsidiaries participate, or (y) any failure, in and of itself, of LAN to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of LAN common shares (but the exception in this clause (y) will not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a LAN material adverse effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of LAN to complete the transactions contemplated by the transaction agreements or to perform its obligations under those agreements on a timely basis.

Controlling Shareholder Representations and Warranties

The LAN controlling shareholders, the TAM controlling shareholder and the Amaro family made customary representations and warranties to the other parties pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on their businesses, as applicable;

•	ownership and absence of encumbrances on their direct or indirect ownership of equity interests of TAM or LAN, as applicable;

•
its corporate power and authority to enter into, and complete the transactions under, the transaction agreements and shareholders agreements to which they are a party, and the enforceability of such agreements against them, in the case of the TAM controlling shareholder and the LAN controlling shareholders only;

•	the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of it entering into and performing under such agreements;

•	the required governmental consents, approvals, notices and filings;

•	the absence of legal proceedings and investigations against it; and

•	the absence of successor liability resulting from the TEP Chile subscription defined below under the “―Actions on the Expiration Date” section.

Conduct of Business Pending the Combination

Under the implementation agreement, both we and TAM have agreed that, subject to certain exceptions set forth in the implementation agreement or as required by applicable law, unless the other party gives its prior written approval between the signing date and the effective time, each of us and our subsidiaries and each of TAM and its subsidiaries will use our commercially reasonable efforts to preserve our business organizations intact and all licenses necessary for us and our respective subsidiaries to own, lease or operate our respective properties, rights and other assets and to carry on our respective business and operations conducted at the signing date and maintain, and keep available the services of our respective current officers, employees and consultants and existing relationships and goodwill with our respective customers, suppliers, employees, strategic partners and other persons with whom we conduct business.

Subject to certain exceptions set forth in the implementation agreement or as required by law, neither we nor TAM will, or will permit our subsidiaries to, take any of the following actions without the other’s written approval:

•
make, declare or pay any dividend, or make any other distribution, on or in respect of any of its equity securities, other than (A) dividends or distributions paid or made to such party by its wholly owned subsidiary or to another wholly owned subsidiary of such party and (B) regular dividends paid to such party’s shareholders in accordance with the dividend policy approved at the last regular meeting of its shareholders in an amount not to exceed 50% (in the case of LAN) and 25% (in the case of TAM) of such party’s net income for the year in respect of which the dividends are paid;

•
adjust, split, combine, subdivide or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities;

•
purchase, redeem or otherwise acquire any equity securities or convertible securities of such party or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, subject to customary exceptions;

•
issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any equity securities or convertible securities of such party or any of its subsidiaries, or any “phantom” stock, “phantom” stock rights, stock option, stock purchase or appreciation rights or stock-based performance units relating to or permitting the purchase of any such equity securities or convertible securities, subject to customary exceptions;

•
except as otherwise expressly contemplated in the implementation agreement, amend the by-laws of it or its subsidiaries in any way that is or would reasonably be expected to be materially adverse to such party and its subsidiaries, taken as a whole;

•
other than in the ordinary course of business consistent with past practice, directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment or make any capital expenditures, other than (i) capital expenditures disclosed in such party’s capital plans for 2010 and 2011, (ii) acquisitions of properties or assets that are not material to such party and its subsidiaries, taken as a whole, and (iii) certain other customary exceptions;

•
sell, lease, assign, license, grant, extend, amend, subject to liens, waive or modify any material rights in or to, cancel, abandon or allow to lapse, or otherwise transfer or dispose of, or agree to take or permit any such action, all or any part of its assets, rights or properties which are material, individually or in the aggregate, to such party and its subsidiaries, taken as a whole, subject to certain exceptions;

•
incur any indebtedness or guarantee indebtedness of another person, other than (i) indebtedness incurred in the ordinary course of business consistent with past practice, (ii) indebtedness that does not exceed $10 million in the aggregate and (iii) certain other exceptions;

•	settle or compromise any claim or action where the amount paid exceeds the amount set forth in such party’s disclosure schedule;

•
other than in the ordinary course of business, enter into any material contract, terminate or amend in any material respect any material contract or waive, encumber or otherwise transfer any material rights or claims thereunder;

•	make any material changes to the policies or work rules applicable to any group of employees or labor union;

•
except as required by applicable law or its existing benefit plans, adopt or enter into, terminate, amend or grant any waiver or consent under any material benefit plan, or other than with respect to the hiring of any person whose annual compensation does not exceed $500,000, any contract, plan or policy involving any current or former employee, independent consultant, officers, or directors of such party or any of its subsidiaries, except in the ordinary course of business consistent with past practice with respect to employees who are not key personnel; grant any severance or termination payment or increase compensation or benefits of any employee (except for increases in compensation of employees who are not key personnel made in the ordinary course of business consistent with past practice); remove any existing restrictions in any benefit plans; take any action to fund or secure the payment of, or accelerate the vesting or payment of, any compensation or benefits under any benefit plan; except as required by any existing benefit plan and except for normal payments and increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any employee or pay any amount or benefit; or grant any retention or similar bonuses, payments or rights to any employee;

•
except as required by applicable law, the IFRS or regulatory guidelines, make any material change in its accounting methods or principles; make or change any material tax election; settle any material tax liability; amend any material tax return; enter into any material closing agreement with respect to any tax or surrender any right to claim a material tax refund; or change its current independent auditors;

•	enter into any new line of business that is material to such party and its subsidiaries, taken as a whole, or any related party agreement;

•	authorize or adopt a plan of complete or partial liquidation or any restructuring, recapitalization or reorganization;

•
enter into or amend any contract that would restrict or limit the ability of LAN, TAM or any of their respective subsidiaries to engage in any business, that would reasonably be expected to prevent or materially impede the commencement or the completion the exchange offer, the mergers or the other transactions contemplated in the implementation agreement or to adversely affect in a material respect the expected benefits (taken as a whole) of the exchange offer and the mergers or if the completion of those transactions would conflict with, result in any breach or default or in any termination or modification of or acceleration under, or any change in any right or obligation under, or result in any lien on any property or asset of such party or any of its subsidiaries under any provisions of such contract;

•
take or fail to take any action to prevent or delay, or that would reasonably be expected to prevent or delay, the satisfaction of any of the conditions to the commencement or completion of the exchange offer, the mergers or the other transactions contemplated by the implementation agreement;

•
cancel, terminate or amend any binding financing commitment to fund the acquisition of an aircraft unless it is replaced by another financing with substantially equivalent terms or such party and/or its subsidiaries receives equivalent value from the manufacturer of the applicable aircraft;

•
enter into or materially amend any aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that involves or is reasonably expected to involve aggregate payments in excess of $25 million in any twelve-month period;

•
enter into, amend or terminate any alliance or brand alliance agreement, code-sharing agreement, frequent flyer participation agreement, capacity purchase or similar agreement, cooperation, joint venture, profit or revenue sharing agreement, special prorate agreement or interlining agreement with any person; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

LAN Shareholder Meeting

Prior to the LAN shareholders meeting, our board of directors will recommend that our shareholders vote to approve the mergers, changing our name to “LATAM Airlines Group S.A.” (which we refer to as the “name change”) and the other transactions contemplated by the implementation agreement (which we refer to as the “LAN board merger recommendation”).  We are required to take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting (which we refer to as the “LAN shareholders meeting”) of our shareholders for the purpose of voting to approve the mergers, the name change and the other transactions contemplated by the implementation agreement (which we refer to collectively as, the “LAN shareholder merger matters”), (ii) cause such vote to be taken and completed and (iii) include the LAN board recommendations in the materials distributed to our shareholders connection with the LAN shareholders meeting.  Under Chilean law and our by-laws, the mergers must be approved by the holders of at least two-thirds of the outstanding shares of LAN common stock (which we refer to as the “requisite LAN shareholder approval”).  Approval of the LAN shareholder merger matters will be expressly conditioned upon, and will become effective only upon, the completion of the mergers.

TAM Shareholder Meeting

Prior to the TAM shareholders meeting, TAM will convene a meeting of the TAM board of directors to approve a list of three independent specialized companies experienced in valuing companies with similar size and operations to TAM (we refer to each such company as an “appraiser” and to such list as the “appraiser list”) to be submitted to holders of the free float shares at the TAM shareholders meeting.  TAM is required to take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders solely for the purpose of voting to select an appraiser from the appraiser list to prepare an appraisal report to determine the economic value of TAM and LAN (which we refer to as the “appraisal report”) in accordance with the terms of TAM’s by-laws and the rules of the Bovespa (which we refer to as the “TAM shareholders meeting”).  Under TAM’s by-laws and the rules of the Bovespa, the quorum for the first calling of the TAM shareholders meeting requires the presence in person or by proxy of holders of shares of TAM stock (other than the TAM controlling shareholder, the Amaro family, their respective affiliates and TAM and its subsidiaries) (which we refer to collectively as, the “free float shares”) representing at least 20% of the outstanding shares of TAM stock.  Under TAM’s by-laws and the rules of the Bovespa, any appraiser so selected must be approved by a majority of the votes cast by the holders of the free float shares present in person or by proxy at the TAM shareholders meeting at which the requisite quorum is present (we refer to this approval as the “requisite TAM shareholder approval”).

If a quorum is not present at the first calling of the TAM shareholders meeting, then TAM is required to call additional meetings of its shareholders solely for the same purpose until a quorum is established, and under TAM’s by-laws and the rules of the Bovespa the quorum for any such subsequently called meeting requires the presence in person or by proxy of any holder of at least one free float share.  If quorum is established at any TAM shareholders meeting and a vote of the holders of free float shares is taken but the requisite TAM shareholder approval is not obtained, then TAM is required to call additional meetings of its shareholders solely for the same purpose until the requisite TAM shareholder approval is obtained.  However, TAM is not required to call more than five shareholder meetings within a period of five months.

If after the appraiser prepares the appraisal report the holders of free float shares exercise their right under Brazilian law to request that TAM call a special meeting of the shareholders of TAM to vote upon whether or not to request a new appraisal report and to appoint a new appraiser, then TAM is required to take all action necessary to establish a record date for, duly call, give notice of, convene and hold such a special meeting of the TAM shareholders no later than 45 days after the request for such special meeting.

Prior to the commencement of the exchange offer, TAM is required to convene a special meeting of the TAM board of directors to recommend that the holders of shares of TAM stock tender and sell such shares in the exchange offer (which we refer to as the “TAM board exchange offer recommendation”), and promptly after such meeting TAM must publicly announce the TAM board exchange offer recommendation.

Holdco Shareholder Meetings

The Amaro family is required to cause Holdco 2 to (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of Holdco 2 (we refer to this meeting as the “Holdco 2 shareholders meeting”) for the purpose of voting to approve (i) the Holdco 2 merger and the other transactions contemplated by the implementation agreement, (ii) the relevant audited financial statements and appraisal report and (iii) the by-laws of the surviving corporation of the Holdco 2 merger (which we refer to collectively as, the “Holdco 2 merger matters”).  Under Chilean law and Holdco 2’s by-laws, the Holdco 2 merger matters must be approved by the holders of at least two-thirds of the outstanding shares of Holdco 2 stock (we refer to this approval as the “requisite Holdco 2 shareholder approval”).  The requisite Holdco 2 shareholder approval will be expressly conditioned upon, and will become effective only upon, the completion of the mergers.

The Amaro family is also required to cause Sister Holdco to (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of Sister Holdco  (we refer to this meeting as the “Sister Holdco shareholders meeting”) for the purpose of voting to approve (i) the Sister Holdco merger and the other transactions contemplated by the implementation agreement, (ii) the relevant audited financial statements and appraisal report and (iii) the by-laws of the surviving corporation of the Sister Holdco merger (which we refer to collectively as, the “Sister Holdco merger matters”).  Under Chilean Law and Sister Holdco ’s by-laws, the Sister Holdco merger matters must be approved by the holders of at least two-thirds of the outstanding shares of Sister Holdco stock (we refer to this approval as the “requisite Sister Holdco shareholder approval”).  The requisite Sister Holdco shareholder approval will be expressly conditioned upon, and will become effective only upon, the completion of the mergers.

Further Actions; Notification

We and TAM have agreed to cooperate with each other and use (and cause our respective affiliates to use) our respective reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under the transaction agreements and applicable law to satisfy the conditions to the commencement and completion of the exchange offer described below under “—Conditions to the Commencement of the Exchange Offer” and “—Conditions to the Completion of the Exchange Offer” (we refer to these conditions collectively as “exchange offer conditions”) and to complete as soon as reasonably practicable the exchange offer, the mergers and the other transactions contemplated by the transaction agreements in accordance with the terms of the transaction agreements.  If any action or proceeding is instituted (or threatened to be instituted) by any person challenging any such transaction, each party is required to cooperate in all respects with the other parties and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts completion of such transaction so as to permit such completion by the fifth business day before December 30, 2011.  In addition, each party is required to, at its own cost and expense, defend any such actions or proceedings against it or its affiliates in connection with the transactions contemplated by the transaction agreements.

Neither we nor TAM nor any of our respective affiliates will be required to sell, transfer, dispose of, or otherwise encumber, or to hold separate pending any such action, or propose, commit or agree to any of the foregoing or to hold separate, either before or after the effective time, any assets, licenses, operations, rights, product lines, businesses or interest of either of us or any of our affiliates or to take or agree to take any other action, or agree or consent to any limitations or restrictions on freedom of actions with respect to, or our ability to own, retain or make changes in, any assets, licenses, operations, rights, product lines, businesses or interests of either of us or any of our affiliates or our ability to receive and exercise full voting, economic and ownership rights with respect to our interests in Holdco 1, TAM and its subsidiaries, subject only to the rights of TEP Chile in respect of its voting shares of Holdco 1 and under the shareholders agreements.

Each of the parties is required to promptly advise the other parties orally and in writing if it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the transaction agreements, if any of the exchange offer conditions or the Amaro subscription conditions (as defined under “—Subscription Conditions”) fail or cease to be satisfied or if an appraisal event (as defined under “—Conditions to the Commencement of the Exchange Offer”) occurs.

No Solicitation

Each of the parties has agreed to cease and immediately terminate all existing activities and discussions with any person conducted prior to the signing date with respect to an alternative proposal concerning its relevant parent entity.  In this annual report on Form 20-F, we refer to LAN as the relevant parent entity of LAN and the LAN controlling shareholders, and TAM as the relevant parent entity of TAM and the TAM controlling shareholders and the Amaro family, and we refer to any of the following actions or any proposal or exchange offer (including any proposal or exchange offer to or from any representative of any party) with respect to any relevant parent entity by any person or group relating to, or that could reasonably be expected to lead to, any of the following as an “alternative proposal”: (i) any direct or indirect acquisition, lease, license or outsourcing, in one transaction or a series of related transactions, of any assets, services or businesses of such relevant parent entity or any of its subsidiaries collectively representing more than 25% of the fair market value of the total assets of such relevant parent entity or collectively generating or contributing 25% or more of the total consolidated revenues or operating income of such person during the last fiscal year, (ii) any tender exchange offer or exchange offer that, if completed, would result in any person or group beneficially owning any equity securities of such relevant parent entity, or (iii) any business combination, recapitalization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving such relevant parent entity or any of its subsidiaries.

The parties have agreed not to, and to cause their respective directors, officers, employees, affiliates, financial advisors, attorneys, accountants or other advisors, agents and other representatives and each of the individuals who ultimately beneficially own it, which we refer to collectively as the “representatives” of a party, not to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making or completion of any proposal or exchange offer that constitutes, or is reasonably likely to lead to, an alternative proposal with respect to its relevant parent entity, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information or data in connection with, or otherwise cooperate in any way with, any such alternative proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person, (iv) enter into any binding or non-binding contract with respect to any such alternative proposal, or (v) otherwise knowingly facilitate any effort or attempt to make any such alternative proposal.

The parties have also agreed to:

•
as promptly as practicable (and in any event within 24 hours after receipt) advise the other parties orally and in writing of the receipt of any alternative proposal relating to its relevant parent entity, the material terms and conditions of such alternative proposal (including any changes thereto) and the identity of the person making such alternative proposal;

•	keep the other parties fully informed in all material respects of the status and details (including any changes to the terms) of such alternative proposal; and

•
provide to the other parties as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to it, such relevant parent entity or any of their respective representatives from any person that describes any of the terms or conditions of such alternative proposal.

Stockholder Actions

Both we and TAM have agreed to give the other the opportunity to participate in the defense or settlement of any stockholder action or proceeding against us and/or our directors or officers relating to the transactions contemplated by the implementation agreement and not to agree to settlement of any such action without the other party’s prior written consent.

Controlling Shareholder Covenants

Voting Agreements

Each of the TAM controlling shareholder and the Amaro family have agreed to adhere to the following until the termination of the transaction agreements or the effective time of the mergers, whichever event occurs sooner:

•
cause TEP Chile to vote its voting common shares of TAM and non-voting preferred shares of TAM against any alternative proposal relating to LAN and any transaction that would reasonably be expected to result in a breach by LAN of the transaction agreements; and

•
not to transfer its voting common shares of TAM and non-voting preferred shares of TAM, except for certain permitted transfers to affiliates and only if the transferor continues to be, and the transferee agrees to become, bound by the terms of the transaction agreements.

The LAN controlling shareholders have agreed to adhere to the following until the termination of the transaction agreements or the effective time of the mergers, whichever event occurs sooner:

•	vote their LAN common shares in favor of the approval of the mergers, the name change and the other transactions contemplated by the transaction agreements;

•	vote their LAN common shares against any alternative proposal relating to LAN and any transaction that would reasonably be expected to result in a breach by LAN of the transaction agreements; and

•
not to transfer their LAN common shares, except for certain permitted transfers to affiliates and only if the transferor continues to be, and the transferee agrees to become, bound by the terms of the transaction agreements.

In addition, each of the LAN controlling shareholders, the TAM controlling shareholder and the Amaro family have agreed that it has not entered into any voting agreement, voting trust or any other agreement, arrangement or obligations (whether or not legally binding) with respect to any of the shares of capital stock of LAN, TAM, the TAM Controlling Shareholder, TEP Chile, Holdco 1, Holdco 2 or Sister Holdco that it beneficially owns and has not granted a proxy, a consent or power of attorney with respect to any such shares and will not take any such actions while the exchange offer agreement remains in effect.

Conditions to Commencement of the Exchange Offer

Mutual Conditions to the Commencement of the Exchange Offer

Holdco 2 is not permitted to commence the exchange offer unless all of the following conditions are satisfied or waived by both LAN and the Amaro family:

•	the requisite LAN shareholder approval has been obtained;

•	the requisite TAM shareholder approval has been obtained;

•
all required approvals from CADE, FNE, TDLC, the applicable antitrust authorities in Italy, Spain and Germany or any other governmental authorities whose consent is required in connection with the transactions contemplated by the transaction agreements (other than those which the failure to obtain, individually or in the aggregate, would not reasonably be expected to have a TAM material adverse effect or a LAN material adverse effect or to result in criminal or civil sanctions against any party to the transaction agreements, its affiliates or any directors or employees of it), which we refer to collectively as, the “required approvals,” have been obtained;

•
no court or other governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order or taken any other action that (i) makes illegal, restrains or otherwise prohibits the commencement of the exchange offer or the completion of the transactions contemplated by the transaction agreement on the terms contemplated by the transaction agreements, or (ii) limits or impairs the ability of the parties to jointly own and operate all or a material portion of TAM and its subsidiaries or exercise full ownership of their equity interests in Holdco 1, TAM and its subsidiaries consistent with the terms of the shareholders agreements (which we refer to collectively as “restraining orders”);

•
no action seeking a restraining order or to limit or impair the ability of the parties to jointly own and operate all or a material portion of TAM and its subsidiaries or exercise full ownership of each of Holdco 1, TAM and its subsidiaries consistent with the terms of the shareholders agreements (other than any action by a person other than a governmental entity that could not reasonably be expected to succeed on its merits) (which we refer to collectively as “adverse actions”);

•	CVM has granted the registrations of LAN and the LAN BDRs representing the LAN common shares to be issued in the mergers on the Bovespa;

•
(i) the approval for listing the LAN BDRs representing the LAN common shares to be issued in the mergers on the Bovespa, (ii) the approval for listing the LAN ADRs representing LAN common shares to be issued in the mergers on the NYSE, subject to notice of issuance, (iii) the approval for listing the LAN common shares to be issued in the mergers on the SSE and (iv) approvals for any other listings required by governmental entities has been obtained (which we refer to as collectively as the “required listings”) and such listings will become effective no later than the effective time of the mergers;

•
the registration statement on Form F-4 (which we refer to as the “Form F-4”) to be filed in connection with the exchange offer has been declared effective by the SEC under the Securities Act.  No stop order suspending the effectiveness of the Form F-4 has been issued by the SEC, and no proceeding for that purpose has been initiated or threatened by the SEC;

•
each of the formation and restructuring transactions described and all corporate actions required under applicable law and the terms of the transaction agreements to be taken by LAN and TAM in order to commence the exchange offer and to complete the exchange offer and the mergers has been taken; and

•
the product of 0.9 and the high end of the range of economic value of LAN per LAN common share most recently determined by the appraiser approved by the shareholders of TAM is greater than or equal to the low end of the range of economic value of TAM per share of TAM stock as determined by the appraiser at such time, which we refer to as an “appraisal event,” and if the determination was in an appraisal report, the appraisal report has not been replaced by a new appraisal report by a new appraiser at the request of the holders of the outstanding free float shares in accordance with Brazilian law.

LAN Conditions to the Commencement of the Exchange Offer

Holdco 2 is not permitted to commence the exchange offer unless all of the following conditions are satisfied or waived by LAN:

•
the representations and warranties of TAM regarding capitalization and the absence of events or changes since December 31, 2009 that, individually or in the aggregate, have had or would reasonably be expected to have a TAM material adverse effect must be true and correct both on the signing date and on the condition date as though made on and as of such date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), and except, in the case of the representations and warranties with respect to capitalization matters, for inaccuracies that, individually or in the aggregate, are de minimis in nature and amount;

•
all other representations and warranties of TAM contained in the exchange offer agreement, disregarding any TAM material adverse effect or any other materiality exception, qualification or limitation contained in the exchange offer agreement, must be true and correct on the signing date and on the day immediately preceding the commencement of the exchange offer as though made on and as of such date (except to the extent any representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), other than any failures of such representations and warranties to be so true and correct to the extent that such failures and the underlying causes of such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM material adverse effect;

•	TAM has performed in all material respects all obligations it is required to perform under the transaction agreements on or prior to the condition date;

•
LAN has received a certificate signed on behalf of TAM by the chief executive officer of TAM certifying that all of the above conditions with respect to representations and warranties and performance of the obligations of TAM have been satisfied;

•
the representations and warranties of the TAM controlling shareholder and the Amaro family are true and correct on the signing date and on the Condition Date as though made on and as of the day immediately preceding the commencement of the exchange offer;

•
the TAM controlling shareholder and the Amaro family have performed in all material respects all obligations it is required to perform under the transaction agreements on or prior to the condition date;

•
since December 31, 2009, no change, event, circumstance or development has occurred (including any adverse change or development with respect to any such matters that occurred or existed on or prior to such date) that, individually or in the aggregate, has had or would reasonably be expected to have a TAM material adverse effect;

•
since the signing date, no (i) general suspension of, or limitation on trading in securities on, the SSE, the Bovespa or the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) declaration of a banking moratorium or any suspension of payments in respect of banks in Chile, Brazil or the United States, or (iii) commencement of a war or armed hostilities or airline industry events, which we refer to collectively as “market disruption events,” has occurred which, in the case of clauses (ii) and (iii), could reasonably be expected to have a TAM material adverse effect;

•	the requisite Holdco 2 shareholder approval and the requisite Sister Holdco shareholder approval have been obtained;

•	the holders of not more than 2.5% of the outstanding shares of LAN common stock have exercised their appraisal rights (derecho a retiro) under Chilean law with respect to the mergers;

•
TEP Chile has duly executed and/or delivered to LAN copies of the TAM shareholders agreement, Holdco 1 shareholders agreement, the LATAM/TEP shareholders agreement and the control group shareholders agreement.  Holdco 1 has duly executed and/or delivered to LAN copies of the Holdco 1 shareholders agreement and the TAM shareholders agreement.  TAM has duly executed and/or delivered to LAN a copy of the TAM shareholders agreement.  The LAN controlling shareholders have duly executed and/or delivered to LAN a copy of the control group shareholders agreement; and

•
CVM has approved the inclusion in the Edital of all of LAN’S conditions to the completion of the exchange offer, and none of the events described in the sixth and seventh bullets below under “LAN’s Conditions to the Completion of the Exchange Offer” has occurred since the signing date (without giving effect to any references to the commencement date contained in those sections).

Conditions of the Amaro Family to the Commencement of the Exchange Offer

Holdco 2 is not permitted to commence the exchange offer unless all of the following conditions are satisfied or waived by the Amaro family:

•
the representations and warranties of LAN regarding capitalization and the absence of events or changes since December 31, 2009 that, individually or in the aggregate, have had or would reasonably be expected to have a LAN material adverse effect must be true and correct both on the signing date and on the condition date as though made on and as of such date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), and except, in the case of the representations and warranties with respect to capitalization matters, for inaccuracies that, individually or in the aggregate, are de minimis in nature and amount;

•
all other representations and warranties of LAN contained in the exchange offer agreement, disregarding any LAN material adverse effect or any other materiality exception, qualification or limitation contained in the exchange offer agreement, must be true and correct on the signing date and on the condition date as though made on and as of such (except to the extent any representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), other than any failures of such representations and warranties to be so true and correct to the extent that such failures and the underlying causes of such failures, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN material adverse effect;

•	LAN has performed in all material respects all obligations it is required to perform under the transaction agreements on or prior to the condition date;

•
TAM has received a certificate signed on behalf of LAN by the chief executive officer of LAN certifying that all of the above conditions with respect to representations and warranties and performance of the obligations of LAN have been satisfied;

•	the representations and warranties of the LAN controlling shareholders are true and correct on the signing date and on the condition date as though made on and as of the condition date;

•	the LAN controlling shareholders have performed in all material respects all obligations it is required to perform under the transaction agreements on or prior to the condition date;

•
since December 31, 2009, no change, event, circumstance or development has occurred (including any adverse change or development with respect to any such matters that occurred or existed on or prior to such date) that, individually or in the aggregate, has had or would reasonably be expected to have a LAN material adverse effect;

•	since the signing date, no market disruption event has occurred that could reasonably be expected to have a LAN material adverse effect;

•
LAN has duly executed and/or delivered to the Amaro family copies of the Holdco 1 shareholders agreement, the TAM shareholders agreement and the LATAM/TEP shareholders agreement.  The LAN controlling shareholders have duly executed and/or delivered to the Amaro family a copy of the control group shareholders agreement; and

•
since the signing date, none of the subscription conditions described below under “Conditions to the Subscriptions” has occurred (without giving effect to any references to the commencement date contained in those provisions).

We refer to the conditions to commencement of the exchange offer collectively as the “commencement conditions.”

Pre-Commencement Closing; Commencement of the Exchange Offer

The parties will attend a meeting (which we refer to as the “pre-commencement closing”) on the first business day (which we refer to as the “pre-commencement closing date”) following the first day on which all of the commencement conditions are satisfied or waived in accordance with the exchange offer agreement (other than any such conditions that by their nature are to be satisfied at the pre-commencement closing, but subject to the satisfaction or waiver of those conditions) (we refer to this date as the “condition date”).  Holdco 2 is required to commence the exchange offer as promptly as practicable on the first business day after the pre-commencement closing date by publishing the Edital relating to the exchange offer (which we refer to as the “Edital”) in Brazil in accordance with Brazilian law.  We refer to the date and time at which such publication occurs as the “commencement date.”

Conditions to Completion of the Exchange Offer

The only conditions to the completion of the exchange offer are the conditions set forth below. Holdco 2 is not obligated to, and will not, purchase or pay for any of the TAM shares or TAM ADSs validly tendered and not withdrawn pursuant to the exchange offer unless all of such conditions are satisfied or waived by LAN (in the case of LAN’s conditions) or both LAN and Amaro family (in the case of the mutual conditions).

Mutual Conditions to the Completion of the Exchange Offer

Holdco 2 is prohibited from purchasing any shares of TAM stock validly tendered and not withdrawn in the exchange offer unless the following conditions to the completion of the exchange offer are satisfied or waived by LAN and by the Amaro family:

•
since the commencement date, none of the Bovespa, the NYSE or the SSE has revoked or suspended its approval of any of its required listings and under the terms of each such approval the relevant required listing will become effective no later than the effective time of the mergers;

•	since the commencement date, no stop order suspending the effectiveness of the Form F-4 has been issued by the SEC and no proceeding for that purpose has been initiated or threatened by the SEC;

•
the number of free float shares validly tendered and not withdrawn from, or that otherwise approve, the exchange offer is at least equal to the number of free float shares required to permit the delisting of the TAM preferred shares from the Bovespa under the rules of CVM and applicable Brazilian law; and

•
since the commencement date, no appraisal event has occurred, the holders of the free float shares have not requested a new appraisal report and a new appraiser in accordance with Brazilian law and the holders of the outstanding free float shares no longer have the right to select a new appraiser and to cause the appraisal report to be replaced with a new appraisal report.

LAN Conditions to the Completion of the Exchange Offer

•
the number of TAM shares and TAM ADSs validly tendered and not withdrawn from the exchange offer is at least equal to the number of TAM shares and TAM ADSs that need to be acquired so that, if Holdco 2 or LAN owned all the TAM shares beneficially owned by the Amaro family, it would have the right and ability to effect a statutory squeeze-out under Brazilian law of all TAM shares and TAM ADSs that do not accept the exchange offer, and the Amaro family has stated in writing to LAN that all of the subscription conditions have been satisfied or waived by them;

•
since the commencement date, none of the required approvals have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the transactions contemplated by the transaction agreements;

•	since the commencement date, no court or other governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any restraining order;

•	no adverse action commenced since the commencement date remains pending;

•
none of the following actions, events or circumstances has occurred with respect to TAM and its subsidiaries since the commencement date (or prior to that date if no executive officer of LAN had actual knowledge of such event as of the commencement date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries (which we refer to collectively as the “TAM Companies”) in any material respect: (a) changes or termination of licenses used to conduct cargo or passenger transport services or threats of any such change or termination; (b) any loss of 5% or more of the total number of slots at Congonhas Airport – São Paulo or any loss of 10% or more of the total takeoff and landing scheduled operations at certain specified airports; (c) any loss of 15% or more of the permits or air traffic rights to operate in any country in the E.U.; (d) termination or expiration of any aeronautical insurance policy covering the TAM Companies unless replaced by a substantially equivalent policy within 24 hours; (e) initiations of inquiries or investigations of the TAM Companies by an airline regulatory entity relating to safety issues that could be expected to result in the revocation of any license or to be detrimental to TAM’s public image; (f) any event that prevents the TAM Companies from operating at a certain level out of certain airports; (g) the inability of Brazil to safely control its airspace which prevents normal operations of TAM for any certain period of time; (h) aircraft accidents that result in loss of life or total loss of aircraft; (i) issuances of laws or orders that fix or regulate Brazilian passenger airline fares, challenge or impair the completion of the exchange offer or the mergers or the ability of the parties to exercise their rights, to own or receive the benefits of their interests in Holdco 1, TAM and its subsidiaries consistent with the shareholders agreements, provide for the expropriation or confiscation of TAM assets, or limit the ability to dispose of assets, suspend or limit foreign currency transactions or transfer of funds in and out of Brazil, and change the current regulations applicable to capital markets in Brazil or Chile or an increase in taxes or tax rates that adversely impacts the shareholders of TAM who enter into the exchange offer; (j) any natural disaster or similar event that causes damage to infrastructure or airspace used by or any industry affecting TAM Companies or any assets of the TAM Companies used in the ordinary course; and (k) any other event that prevents the TAM Companies from operating at least 50% of their regular flights during a 30 day period;

•
since the commencement date, no default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by any TAM Company of any covenant or agreement contained in any contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than US$10,000,000 has occurred that continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party;

•	since the commencement date, no market disruption event that could reasonably be expected to have a TAM material adverse effect has occurred; and

•	the subscriptions have been fully paid in each case in accordance with the exchange offer agreement.

Conditions to the Subscriptions

The obligations of the Amaro Family to make and pay the TEP Chile subscription, and for TEP Chile to pay the Holdco subscriptions are subject to the following conditions (we refer to these conditions collectively as the “subscription conditions”):

•
since the commencement date, none of the required approvals have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the transactions contemplated by the transaction agreements;

•	since the commencement date, no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any restraining order;

•	no adverse action commenced since the commencement date shall remain pending;

•
none of the following actions, events or circumstances has occurred with respect to LAN and its subsidiaries since the commencement date (or prior to that date if no executive officer of TAM had actual knowledge of such event as of the commencement date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of LAN and its subsidiaries, in any material respect: (a) changes or termination of licenses used to conduct cargo or passenger transport services or threats of any such change or termination; (b) any loss of 10% or more the total takeoff and landing scheduled operations of LAN and its subsidiaries at certain specified airports; (c) any loss of 15% or more of the permits or air traffic rights to operate in the United States of America; (d) termination or expiration of any aeronautical insurance policy covering LAN and its subsidiaries unless replaced by a substantially equivalent policy within 24 hours; (e) initiations of inquiries or investigations of LAN and its subsidiaries by an airline regulatory entity relating to safety issues that could be expected to result in the revocation of any license or to be detrimental to LAN’s public image; (f) any event that prevents LAN and its subsidiaries from operating at a certain level out of certain airports; (g) the inability of Chile or Perú to safely control its airspace which prevents normal operations of LAN and its subsidiaries for any certain period of time; (h) aircraft accidents that result in loss of life or total loss of aircraft; (i) issuances of laws or orders that fix or regulate international passenger airline fares affecting 15% or more of the revenues of the international operations of LAN and its subsidiaries, impair the completion of the exchange offer or the mergers or the ability of the parties to exercise their rights and receive the benefits of their interests in Holdco 1, TAM and its subsidiaries, provide for the expropriation or confiscation of LAN assets, or limit the ability to dispose of assets, suspend or limit foreign currency transactions or transfer of funds in and out of Chile, and change the current regulations applicable to capital markets in Brazil or Chile or an increase in taxes or tax rates that adversely impacts the shareholders of TAM who enter into the exchange offer; (j) any natural disaster or similar event that causes damage to infrastructure or airspace used by or any industry affecting LAN and its subsidiaries or any assets of LAN and its subsidiaries used in the ordinary course; and (k) any other event that prevents LAN and its subsidiaries from operating at least 50% of their regular flights during a 30 day period;

•
since the commencement date, no default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by LAN or any of its subsidiaries of any covenant or agreement contained in any contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than US$10,000,000 has occurred that continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party

•	since the commencement date, no market disruption event that could reasonably be expected to have a LAN material adverse effect has occurred.

Actions on the Expiration Date; Completion of the Exchange Offer

The date on which the auction (leilão) established in the Edital will occur as specified in the Edital is referred to as the “expiration date”.

The transaction agreements describe the schedule of events on the expiration date as follows:

•	at 2:00 p.m., São Paulo time, on the expiration date, the Bovespa will inform LAN, Holdco 2 and the Amaro family whether or not the minimum conditions have been satisfied;

•
promptly after receiving that notice (but no later than 2:10 p.m., São Paulo time, on the expiration date), we will notify the Amaro family in writing as to whether all of the exchange offer conditions (other than the condition relating to the TEP Chile subscription) have been satisfied or irrevocably waived by us;

•
if we state in that notice that all exchange offer conditions are satisfied or waived by us, then promptly after receiving our notice (but no later than 2:20 p.m., São Paulo time, on the expiration date), the Amaro family will inform us in writing whether or not all of the exchange offer conditions and the subscription conditions have been satisfied or irrevocably waived by them, and if all such conditions have been satisfied or waived by them, then promptly after sending that notice (but no later than 2:30 p.m., São Paulo time, on the expiration date) the Amaro family will subscribe and pay for all shares of TEP Chile stock in exchange for all of the voting common shares of TAM and non-voting preferred shares of TAM held by them, which we refer to as the “TEP Chile subscription.” The transaction agreements require that, as a result of the TEP Chile subscription, each member of the Amaro family will have the same ownership in TEP Chile as he or she had in the TAM controlling shareholder;

•
prior to the date of this annual report on Form 20-F, TEP Chile subscribed for non-voting shares of Holdco 1 in exchange for all of the voting common shares of TAM to be contributed by the Amaro family to TEP Chile and subscribed for Sister Holdco shares in exchange for all of the non-voting shares of Holdco 1, 6.2% of the voting shares of Holdco 1 and all of the non-voting preferred shares of TAM to be contributed by the Amaro family to TEP Chile.  Immediately after subscription and payment of the TEP Chile subscription, TEP Chile will pay for the Holdco subscriptions by paying Holdco 1 with all of the voting common shares of TAM contributed by the Amaro family and pay Sister Holdco with all of the non-voting shares of Holdco 1, 6.2% of the voting shares of Holdco 1 and all of the non-voting preferred shares of TAM contributed by the Amaro family.  We refer to the subscriptions for shares of Holdco 1 and Sister Holdco as the “Holdco subscriptions” and the Holdco subscriptions and TEP Chile subscription collectively as the “subscriptions”;

•
promptly after payment of the subscriptions (but no later than 2:40 p.m., São Paulo time, on the expiration date), we and the Amaro family will issue a press release announcing that all of the exchange offer conditions have been satisfied or irrevocably waived; and

•
the auction will commence at 3:00 p.m., São Paulo time (or such other time as the Bovespa may determine), on the expiration date, and the Amaro family will cause Holdco 2 to complete the exchange offer on the expiration date by accepting for exchange and exchanging (with LAN shares issuable in the mergers) all TAM shares and TAM ADSs validly tendered into and not withdrawn from the exchange offer that Holdco 2 is obligated to purchase pursuant to the terms of the exchange offer. The completion of the exchange offer will be deemed to be the purchases of TAM shares and TAM ADSs pursuant to the auction, and such purchases will be settled on the third business day following the expiration date in accordance with the applicable procedures of the Bovespa.

However, if (x) either we or the Amaro family do not state that all of the conditions described above have been satisfied or irrevocably waived by us or (y) the TEP Chile subscription or any of the payments required pursuant to the subscriptions are not made in full when required by the transaction agreements, then the auction will not occur and the exchange offer will expire without the purchase of any TAM shares or TAM ADSs.

Notwithstanding the foregoing, if the auction commences at any time other than 3:00 p.m., São Paulo time, on the expiration date, then each of the times specified above (except for the last time that a withdrawal may be made) will be adjusted by the same amount that the actual time of the commencement of the Auction differs from 3:00 p.m., São Paulo time.

Extensions and Amendments

The exchange offer will initially expire on the date provided in the Edital.  However, if all of the exchange offer conditions are not satisfied at, or waived by the parties prior to, the scheduled expiration time for the exchange offer, then we or the Amaro family (if they are entitled to the benefit of the unsatisfied condition) may cause Holdco 2 to request permission from the CVM to extend the expiration time for the exchange offer in maximum increments of 30 days to no later than 28 days after the commencement date. If both we and the Amaro family agree to request a modification to the terms and conditions of the exchange offer or revocation of the exchange offer, the Amaro family is required to cause Holdco 2 to request permission from the CVM to modify the terms and conditions of the exchange offer or to revoke the exchange offer.  We and the Amaro family have agreed to cause Holdco 2 to request permission from the CVM to revoke the exchange offer if the transaction agreements terminate in accordance with their terms.

Post-Completion Board Meeting

We are required to convene a special meeting of our board of directors to approve the issuance of LAN common shares issuable pursuant to the mergers as soon as practicable, but not later than two business days following the completion of the exchange offer.

The Mergers; Directors and Officers; By-laws

Holdco 2 Merger

The implementation agreement provides for the merger of Holdco 2 with and into LAN after the completion of the exchange offer and prior to the settlement of the purchases made pursuant to the exchange offer.  As the surviving corporation, we will continue to exist following the Holdco 2 merger.  Pursuant to the Holdco 2 merger, each share of Holdco 2 stock (including those issuable pursuant to the settlement of the purchases made pursuant to the Auction) will be converted into a LAN common share at a ratio of 0.9 of a LAN common share per share of Holdco 2 stock (we refer to this ratio as the “Holdco 2 exchange ratio”).  Holders of TAM preferred shares (including those represented by TAM ADSs) will receive, by virtue of the Holdco 2 merger, LAN common shares in the following form in exchange for their TAM shares or TAM ADSs tendered and accepted for exchange in the exchange offer, depending on the form of TAM preferred shares tendered in the exchange offer:

•
holders of TAM ADSs that are tendered and accepted for exchange in the exchange offer will receive LAN ADRs issued pursuant to the deposit agreement, dated as of March 25, 2003, among LAN, the LAN depositary, and the record holders and beneficial owners of LAN ADRs from time to time;

•
holders of TAM shares registered under Resolution No. 2,689/00 of January 26, 2000 enacted by the CMN that are tendered and accepted for exchange in the exchange offer will receive LAN common shares in the form of LAN BDRs or LAN ADRs, as permitted by applicable law; and

•
holders of all other TAM shares tendered and accepted for exchange in the exchange offer will receive LAN common shares in the form of BDRs representing such shares to be issued pursuant to a deposit agreement in customary form among LAN, a depositary agent to be selected by LAN and reasonably acceptable to TAM and the holders of LAN BDRs from time to time.

We are required to pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN ADRs and LAN BDRs.

Immediately after the completion of the Holdco 2 merger, we will contribute any TAM common shares beneficially owned by Holdco 2 immediately prior to such merger to Holdco 1 in exchange for new non-voting shares of Holdco 1 on a one-for-one basis.  After this contribution, we will increase our ownership percentage of the outstanding voting shares of Holdco 1 by converting our non-voting shares of Holdco 1 into voting shares of Holdco 1 to (A) 100% minus (B) 80% divided by the percentage of the outstanding TAM common shares owned by Holdco 1 determined on a primary basis after giving effect to such contribution.

Voting shares of Holdco 1 have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of or approval by the shareholders of Holdco 1 under the applicable law of Chile or otherwise (other than the limited voting rights of the non-voting shares of Holdco 1) and have no economic rights other than the right to receive a nominal dividend (we refer to these rights as the “dividend rights” ).  Non-voting shares of Holdco 1 have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco 1 in respect of any shares of its capital stock other than the dividend rights and have no right to vote on or approve any matter that is subject to any vote of or approval by the shareholders of Holdco 1 under applicable law of Chile or otherwise other than the rights to vote on and approve the matters requiring the approval of the holders of such shares under the applicable law of Chile or otherwise.

Sister Holdco Mergers

The implementation agreement also provides for the merger of Sister Holdco with and into LAN after the completion of the exchange offer and prior to the settlement of the purchases made pursuant to the exchange offer. As the surviving corporation, LAN will continue to exist following the Sister Holdco merger. We refer to the time that the mergers become effective as the “effective time.”

Pursuant to the Sister Holdco merger, each share of Sister Holdco stock will be converted into 0.90 of a LAN common share at a ratio of 0.9 of a LAN common share per share of Sister Holdco stock (we refer to this ratio as the “Sister Holdco exchange ratio” ). We will pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN common shares.

By-Laws

The parties are required to take all necessary action so that immediately following the effective time the by-laws of Holdco 1, Sister Holdco and Holdco 2 shall be in the forms attached to the exchange offer agreement.

Directors

We and the controlling shareholder are required to discuss in good faith and agree upon the individuals who will be directors of LAN, Holdco 1, TAM and their subsidiaries as of the effective time and to take all necessary action to ensure that immediately following, and on the same day as, the effective time, the individuals selected for election to the board of directors of LAN, Holdco 1, TAM and their subsidiaries by each of us and TEP Chile pursuant to the Holdco 1 shareholders agreement, by each of us and TEP Chile pursuant to the TAM shareholders agreement and by each of the LAN controlling shareholders and TEP Chile pursuant to the control group shareholders agreement shall be the directors of LAN, Holdco 1, TAM and their subsidiaries.  For a discussion of the parties rights to elect the directors of LAN, Holdco 1, TAM and their subsidiaries, see the “Shareholders Agreements—Voting Agreements.”

Effects of the Mergers

Capital Increase

If and when our shareholders approve the mergers, the share capital of LAN will be increased by an aggregate amount equal to the sum of the share capital of Holdco 2 and the share capital of Sister Holdco at such time. We refer to this capital increase as the “initial capital increase.” After the completion of the mergers, the share capital of LAN will be increased by the amount by which the net asset value of the shares of TAM stock contributed pursuant to the subscriptions exceeds, or is decreased by the amount by which such net asset value is less than, the initial capital increase.

Treatment of Holdco 2 Stock

At the effective time, each share of Holdco 2 Stock issued and outstanding immediately prior to the effective time will be converted into the right to receive a fraction of a validly issued, fully paid and non-assessable LAN common share at the Holdco 2 exchange ratio, less applicable withholding taxes.  Each share of Sister Holdco stock issued and outstanding immediately prior to the effective time will be converted into the right to receive a fraction of a validly issued, fully paid and non-assessable LAN common share at the Sister Holdco exchange ratio, less applicable withholding taxes.

TAM Options

TAM and the TAM board of directors, as applicable, were required prior to the commencement of the exchange offer to adopt any resolutions and take any actions necessary to ensure that (a) from and after the effective time each TAM stock option outstanding immediately prior to the effective time, whether vested or unvested, will be exercisable only when vested and only for an amount in cash equal to the product of (i) the total number of shares of TAM stock in respect of which such TAM stock option is exercisable, and (ii) the amount (if any) by which (x) the product of the Holdco 2 exchange ratio and the closing price of the LAN common shares on the SSE on the last business day prior to the date on which such TAM stock option was exercised exceeds (y) the exercise price per share of TAM stock under such TAM stock option, less any applicable taxes required to be withheld with respect to such payment, and (b) none of execution, delivery or performance of the implementation agreement or the completion of the mergers or any other transactions contemplated by implementation agreement will, directly or indirectly, cause or result in any acceleration of the vesting of any TAM stock options, whether prior to, on or after the effective time.

Exchange Fund

Prior to the effective time, we will deposit or cause to be deposited with the US exchange agent, for the benefit of the holders of Holdco 2 stock and Sister Holdco stock, certificates or, at our option, evidence of shares in book-entry form, representing LAN common shares, including any cash to be paid in lieu of fractional LAN common shares, as discussed below in this section.  We refer to such certificates or evidence of book-entry form, as the case may be, for LAN common shares and such cash paid in lieu of fractional shares collectively as the “exchange fund.”  Any interest or income produced from investments of the exchange fund by the US exchange agent will not be deemed part of the exchange fund and will be payable to us.

Fractional Shares

No certificates or scrip representing fractional LAN common shares will be issued in the mergers or pursuant to the statutory squeeze-out and such fractional shares will not entitle the owner thereof to vote or to any rights of a shareholder of LAN. In lieu of fractional shares, we will pay each holder of a fractional LAN common share an amount in cash in US dollars equal to the product of (a) the fractional LAN common shares to which such holder would otherwise be entitled after taking into account all shares of Holdco 2 Stock or Sister Holdco stock owned of record by such holder immediately prior to the effective time, and (b) the closing price of the LAN common shares on the SSE on the last trading day immediately preceding the effective time (as reported in www.bolsadesantiago.com or, if not reported therein, by another authoritative source).

Statutory Squeeze-Out

After the completion of the exchange offer, if permitted under applicable Brazilian law, we (as the surviving corporation of the Holdco 2 merger) will effect a statutory squeeze-out of any holders of voting common shares of TAM and/or non-voting preferred shares of TAM (including those represented as TAM ADSs) other than those beneficially owned by the Amaro family that did not accept the exchange offer (we refer to these shares collectively as “non-tendered shares”).  In this statutory squeeze-out, the holders of non-tendered shares will have the right to receive cash in an amount equal to the product of (i) the number of LAN common shares that it would have received pursuant to the exchange offer in respect of its non-tendered shares (assuming it could have received fractional LAN common shares), and (ii) the closing price of the LAN common shares on the SSE on the day on which the exchange offer is completed.  After the squeeze-out of all remaining voting common shares of TAM, LAN will (i) contribute all voting ordinary shares of TAM acquired in the exchange offer to Holdco 1 in exchange for non-voting shares of Holdco 1, and (ii) increase its ownership percentage of the outstanding voting shares of Holdco 1 to 20% by converting its non-voting shares of Holdco 1 into voting shares of Holdco 1.

Delistings

Each of the TAM controlling shareholder and TAM are required to use its or their commercially reasonable efforts to cause (i) the TAM preferred shares to be delisted from the Bovespa if the delisting condition is satisfied with respect to such class of TAM stock and (ii) the TAM ADSs to be delisted from the NYSE as soon as practicable after the effective time.

Termination

The transaction agreements will terminate automatically if and when (i) the exchange offer expires in accordance with its terms or is revoked with the permission of CVM without the purchase of any TAM stock or (ii) if the product of 0.9 and the high end of the range of economic value of LAN per share of LAN common stock as determined by the appraiser at any time is less than the low end of the range of economic value of TAM per share of TAM stock as determined by the appraiser at such time.  In addition, LAN and the Amaro family may terminate the transaction agreements by mutual written consent.

The transaction agreements may also be terminated and the exchange offer and the mergers may be abandoned at any time prior to the commencement of the exchange offer as follows, whether before or after receipt of any requisite shareholder approvals:

•	by either LAN or the Amaro family:

o
if the exchange offer has not commenced by December 31, 2011 (as it may be extended as set forth below, which we refer to as the “outside date”); however if all conditions to commencement of the exchange offer, other than the conditions relating to receipt of all required approvals and absence of pending adverse actions and conditions that by their nature are to be satisfied at the closing to be held on the condition date, then the outside date may be extended until June 30, 2012 at the election of the Amaro family or LAN by written notice to the other party;

o
if any governmental entity of competent jurisdiction refuses to grant any required approval (other than any approval required from CVM with respect to the inclusion in the Edital of any of the LAN’s conditions to the completion of the exchange offer) and such refusal has become final and nonappealable or any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any restraining order that has become final and non-appealable, and such event would give rise to the failure of the condition relating to receipt of all required approvals or absence of restraining order;

o
if the vote of the holders of LAN common stock at the LAN shareholders meeting to approve the mergers and the other transactions contemplated by the transaction agreements has been taken and completed and the requisite LAN shareholder approval is not obtained; or

o
if TAM has called five TAM shareholders meetings and a quorum is not present at any such meeting or if a quorum was present and the vote of the holders of the free float shares at the TAM shareholders meeting to select an appraiser is taken and completed but the requisite TAM shareholder approval is not obtained;

however, none of the termination rights described in the preceding bullet points will be available to any party whose material breach of a representation, warranty or covenant in any transaction agreement has been a principal cause of the failure of the exchange offer to commence by the outside date or the failure of the condition giving rise to such termination right, as applicable.

•	by LAN:

o
if TAM, the TAM controlling shareholder or the Amaro family has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the transaction agreements or any of such representations and warranties becomes untrue as of any date after the signing date, which breach or failure to perform or untruth (i) would give rise to the failure of the condition relating to accuracy of the representations and warranties of TAM, the TAM controlling shareholder and the Amaro family or compliance by any of them with their obligations under the transaction agreements and (ii) is not capable of being cured or, if capable of being cured, is not cured by TAM, the TAM controlling shareholder or the Amaro family, as applicable, by the earlier of (A) the day before the outside date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from LAN;

o	prior to the commencement of the exchange offer if CVM has refused to grant its approval to the inclusion in the Edital of any of the LAN’s conditions to the completion of the exchange offer; or

o
if (i) the TAM board of directors fails to make and publicly announce its recommendation of the exchange offer to its shareholders promptly after the signing date or the TAM board exchange offer recommendation (we refer to these recommendations collectively as the “TAM board recommendations”), (ii) the TAM board of directors or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to LAN either of the TAM board recommendations, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the preceding actions (which we refer to as a “TAM board recommendation change”) or (iii) the TAM board of directors fails to publicly reaffirm the TAM board recommendations as promptly as practicable (but in any event within two business days) after receipt of a written request by LAN to provide such reaffirmation, and in any such case all of the directors designated for election to the TAM board of directors by the TAM controlling shareholder and/or the Amaro family do not vote against the TAM board recommendation change or in favor of reaffirming the TAM board recommendations.

•	by the Amaro family:

o
if LAN or the LAN controlling shareholders has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the transaction agreements or any of such representations and warranties becomes untrue as of any date after the signing date, which breach or failure to perform or untruth (i) would give rise to the failure of the condition relating to accuracy of the representations and warranties of LAN and the LAN controlling shareholders or compliance by any of them with their obligations under the transaction agreements and (ii) is not capable of being cured or, if capable of being cured, is not cured by LAN or the LAN controlling shareholders, as applicable, by the earlier of (A) the day before the outside date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from TAM; or

o
if (i) the LAN board of directors fails to unanimously recommend the transactions contemplated by the implementation agreement to its shareholders promptly after the signing date or to make the LAN board merger recommendation (we refer to these recommendations collectively as the “LAN board recommendations”) on or prior to the LAN shareholder meeting to approve the matters recommended by the LAN board of directors, (ii) the LAN board of directors or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to TAM either of the LAN board recommendations, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the preceding actions (which we refer to collectively as, a “LAN board recommendation change”) or (iii) the LAN board of directors fails to publicly reaffirm the LAN board recommendations as promptly as practicable (but in any event within two business days) after receipt of a written request by TAM to provide such reaffirmation, and in either such case all of the directors designated for election to the LAN board of directors by the LAN controlling shareholders did not vote against the LAN board recommendation change or in favor of reaffirming the LAN board recommendations.

Termination Fees

TAM is required to pay us a fee equal to $200 million (which we refer to as the “TAM termination fee”) and reimburse LAN for all documented out-of-pocket expenses incurred by it or any of its subsidiaries in connection with the transaction agreements and the transactions contemplated by the transaction agreements up to a maximum amount of $25 million (no later than the second business day after TAM receives documentation for reimbursement) if:

•	LAN terminates the transaction agreements due to a TAM board change of recommendation; or

•
within 12 months after the date that a competing proposal termination occurs, TAM or any of its subsidiaries completes any transaction that constitutes a competing proposal with the person that made the competing proposal or any of its affiliates, enters into any binding or non-binding agreement with such person or any of its affiliates providing for a transaction that constitutes a competing proposal or the TAM board of directors approves or recommends to its shareholders or does not oppose any competing proposal made by such person or any of its affiliates (in each case regardless of whether such competing proposal was made or announced or became publicly known before or after termination of the transaction agreements and in any such case the TAM termination fee is payable on the date that is the first to occur of the event(s) referred to in this paragraph).

A “competing proposal termination” occurs if (i)

•	(A) any person makes an alternative proposal with respect to TAM or LAN, or a “competing proposal,” to any party or its representatives,

•	(B) a competing proposal by any person becomes publicly known, or

•	(C) any person publicly announces an intention (whether or not conditional) to make a competing proposal; and

(ii) the transaction agreements automatically terminate solely because either of the minimum conditions is not satisfied or because an appraisal event occurs.

We are required to pay TAM a fee equal to $200 million (which refer to as the “LAN termination fee”) and reimburse TAM for all documented out-of-pocket expenses incurred by it or any of its subsidiaries in connection with the transaction agreements and the transactions contemplated by the transaction agreements up to a maximum amount of $25 million (no later than the second business day after we receive documentation for reimbursement) if:

•	the Amaro family terminates the transaction agreements due to a LAN board change of recommendation; or

•
within 12 months after the date that a competing proposal termination occurs, we or any of our subsidiaries complete any transaction that constitutes a competing proposal with the person that made the competing proposal or any of its affiliates, enter into any binding or non-binding agreement with such person or any of its affiliates providing for a transaction that constitutes a competing proposal or our board of directors approves or recommends to its shareholders or does not oppose any competing proposal made by such person or any of its affiliates (in each case regardless of whether such competing proposal was made or announced or became publicly known before or after termination of the transaction agreements and in any such case the LAN termination fee is payable on the date that is the first to occur of the event(s) referred to in this paragraph).

Remedies

If either we or TAM fails promptly to pay the amount due to the other party as a result of the termination of the transaction agreements under certain circumstances and, in order to obtain such payment, the other party commences a suit that results in a judgment against us or TAM for all or a portion of the TAM termination fee or the LAN termination fee, as applicable, such party is required to pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the TAM termination fee or the LAN termination fee, as applicable, accruing from the date such payment was required to be made pursuant to the implementation agreement until the date of payment at the six-month LIBOR rate in effect on the date such payment was required to be made plus 3%.  The right to receive the fees and expenses payable described above under “—Termination Fees” will be in addition to, and not in lieu of, any other remedies a party may have at law or in equity with respect to breaches of the implementation agreement by the other party.

Indemnification

Indemnification by LAN

We are required to indemnify, defend and hold the TAM Controlling Shareholder, its affiliates and their respective directors, officers, employees and shareholders harmless from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including reasonable attorneys’ fees and disbursement), which we refer to collectively as “indemnifiable losses,” incurred by any of them (whether or not involving a claim by any third party) arising out of or resulting from (i) the failure of the exchange offer to be completed solely as a result of any failure by LAN to confirm in writing to the controlling shareholders of TAM on the expiration date that any exchange offer condition waivable only by LAN (other than the squeeze-out condition) was satisfied if (but only if) such condition was in fact satisfied or (ii) any failure of the exchange offer to be completed after the controlling shareholders of TAM has paid for the TEP Chile subscription.

Indemnification by the TAM Controlling Shareholders

The controlling shareholders of TAM, jointly and severally, are required to indemnify, defend and hold us, our affiliates and our respective directors, officers, employees and shareholders harmless from and against any and all indemnifiable losses incurred by any of us (whether or not involving a claim by a third party) arising out of or resulting from any failure by the controlling shareholders of TAM to confirm in writing to us on the expiration date that any of the subscription conditions was satisfied if (but only if) such condition was in fact satisfied.

Access

Subject to certain exceptions, both we and TAM will, upon reasonable prior written notice, afford the other and its authorized representatives reasonable access to it and furnish the other information concerning its business, properties and personnel as may reasonably be requested until the completion of the exchange offer or termination of the transaction agreements, whichever occurs sooner.

Amendment

The parties are not permitted to amend transaction agreements after the commencement of the exchange offer.

Expenses

Except for the termination fees described above, each party is required to pay its own fees and expenses that it incurs in connection with the transaction agreements, the mergers and the other transactions contemplated by the transaction agreements, regardless of whether the exchange offer is commenced or the exchange offer and the mergers are completed, except that expenses incurred in connection with the printing and mailing of this offer to exchange/prospectus and the filing fee for the Form F-4 will be shared equally by LAN, on the one hand, and TAM controlling shareholders, on the other hand.

Choice of Law and Jurisdiction

The transaction agreements are governed by New York law with regard to all matters other than the authorization and execution of the transaction agreements, which are governed by the laws of each party’s jurisdiction of incorporation.

SHAREHOLDERS AGREEMENTS

As discussed above under the section entitled “Proposed Combinaton with TAM,” following the combination of LAN and TAM, TAM will continue to exist as a subsidiary of Holdco 1 (and as an indirect subsidiary of LAN) and our name will be changed to “LATAM Airlines Group S.A.,” or “LATAM.” Prior to the LAN shareholders meeting, we and the LAN controlling shareholders will enter into several shareholders agreements with TAM and TEP Chile to set forth our agreement with respect to the governance, management and operation of LAN, Holdco 1, TAM and their respective subsidiaries (we refer to these entities collectively as the “LATAM Group.”) following the effective time.  The shareholders agreements set forth an extensive set of principles that will apply to the corporate governance and organization of the LATAM Group following the effective time, which are summarized below.  Pursuant to their terms, the shareholders agreements will become effective only if and at the time that Holdco 1 becomes a holder of at least 80% of the outstanding voting common shares of TAM.

Governance and Management of LATAM Group

The control group shareholders agreement and the LAN-TEP shareholders agreement set forth the parties’ agreement on the governance and management of the LATAM Group following the effective time.  The key provisions of these agreements are summarized below but are qualified in their entirety by reference to the full text of these agreements, which are attached to this annual report on Form 20-F as Exhibits 4.11, and 4.12. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety. We refer to the shareholders agreement among the LAN controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LAN common shares and TEP Chile’s voting shares of Holdco 1, following the effective time as the “control group shareholders agreement.”  We refer to the shareholders agreement between us and TEP Chile, which sets forth our agreement concerning the governance, management and operation of the LATAM Group following the effective time as the “LAN-TEP shareholders agreement.”

Composition of the LATAM Board

Mr. Mauricio Rolim Amaro will be the chairman of our board of directors for the first two years following the effective time. If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term. Thereafter, our board of directors will appoint any of its members as the chairman of our board of directors, from time to time, in accordance with our by-laws.

LATAM Board Committees

Promptly after the effective time, our board of directors will establish four committees to review, discuss and make recommendations to our board of directors.  These include a Strategy Committee, a Leadership Committee, a Finance Committee and a Brand, Product and Frequent Flyer Program Committee.  The Strategy Committee will focus on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews.  The Leadership Committee will focus on, among other things, group culture, high-level organizational structure, appointment of the chief executive officer (Vice Presidente Ejecutivo), (LATAM CEO) of the LATAM Group (which we refer to as the “LATAM CEO”) and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO.  The Finance Committee will be responsible for financial policies and strategy, capital structure, monitoring policy compliance, tax optimization strategy and the quality and reliability of financial information. Finally, the Brand and Frequent Flyer Program Committee will be responsible for brand strategies and brand building initiatives for the corporate and main business unit brands, the main characteristics of products and services for each of the main business units, frequent flyer program strategy and key program features and regular audit of brand performance.

Management of the LATAM Group

Enrique Cueto, currently our CEO, will be the LATAM CEO following the effective time.  The LATAM CEO will be the highest ranked officer of the LATAM Group and will report directly to the LATAM board of directors.  The LATAM CEO will be charged with the general supervision, direction and control of the business of the LATAM Group and certain other responsibilities set forth in the LAN-TEP shareholders agreement.  After any departure of the LATAM CEO, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

Ignacio Cueto, currently our president and chief operating officer (Gerente General), or the “COO”, will be the COO of LATAM, or the “LATAM COO,” following the effective time.  The LATAM COO will report directly to the LATAM CEO and will have general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco 1, TAM and its subsidiaries, and the international passenger business of the LATAM Group.  The LATAM COO, together with the TAM Group CEO, will recommend a candidate to the LATAM CEO to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the LATAM COO and the TAM Group CEO.  The key executives of the LATAM Group (other than the LATAM CEO and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the LATAM CEO.

The head office of the LATAM Group will continue to be located in Santiago, Chile following the effective time.

Governance and Management of Holdco 1 and TAM

The Holdco 1 shareholders agreement and the TAM shareholders agreement set forth the parties’ agreement on the governance and management of Holdco 1, TAM and its subsidiaries (we refer to these entities collectively as the “TAM Group”) following the effective time.  The key provisions of these agreements are summarized below but are qualified in their entirety by reference to the full text of these agreements, which are attached to this annual report on Form 20-F as Exhibits 4.13, and 4.14. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety. We refer to the shareholders agreement between us, Holdco 1 and TEP Chile, which sets forth our agreement concerning the governance, management and operation of Holdco 1, and voting and transfer of voting shares of Holdco 1, following the effective time as the “Holdco 1 shareholders agreement” and to the shareholders agreement between us, Holdco 1, TAM and TEP Chile, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time as the “TAM shareholders agreement.”

Composition of the Holdco 1 and TAM Boards

The Holdco 1 shareholders agreement and TAM shareholders agreement generally provide for identical boards of directors and the same chief executive officer at Holdco 1 and TAM, with us appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors).  For the first two years after the effective time, the chairman of the Holdco 1 and TAM boards of directors will be Maria Cláudia Oliveira Amaro.

The control group shareholders agreement provides that the persons elected by or on behalf of the LAN controlling shareholders or the TAM Controlling Shareholder to our board of directors must also serve on the boards of directors of both Holdco 1 and TAM.

Management of Holdco 1 and TAM

The day-to-day business and affairs of Holdco 1 will be managed by the TAM Group CEO under the oversight of the board of directors of Holdco 1.  The day-to-day business and affairs of TAM will be managed by the TAM Diretoria under the oversight of the board of directors of TAM.  The “TAM Diretoria” will be comprised of the TAM Group CEO, the TAM CFO, the TAM COO and the TAM CCO.  Marco Bologna, currently the CEO of TAM, will be the initial CEO of Holdco 1 and TAM, or the “TAM Group CEO” and any successor CEO will be selected by us from three candidates proposed by TEP Chile.  The TAM Group CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the board of directors of TAM.  The initial chief financial officer of TAM, or the “TAM CFO,” will be jointly selected by us and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by us.  The chief operating officer of TAM, or the “TAM COO,” and chief commercial officer of TAM, or the “TAM CCO,” will be jointly selected and recommended to the TAM board of directors by the TAM Group CEO and TAM CFO and approved by the TAM board of directors.  These shareholders agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

TAM will continue to be headquartered in São Paulo, Brazil following the effective time.

Supermajority Actions

Certain actions by Holdco 1 or TAM require supermajority approval by the board of directors or the shareholders of Holdco 1 or TAM which effectively require the approval of both us and TEP Chile before the specified actions can be taken.  Actions that require supermajority approval of the Holdco 1 board of directors or the TAM board of directors include, as applicable:

•	to approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;

•
to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company and its subsidiaries to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plan then in effect , with respect to actions affecting the cash flow statement;

•	to create, dispose of or admit new shareholders to any subsidiary of the relevant company, except to the extent expressly contemplated in the approved plans;

•
to approve the acquisition, disposal, modification or encumbrance by any TAM company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

•	to approve any investment in assets not related to the corporate purpose of the relevant company, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•
to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

•
to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•
to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

•	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

•	to approve any financial statements, amendments, or to any accounting, dividend or tax policy of the relevant company;

•	to approve the grant of any security interest or guarantee to secure obligations of third parties;

•	to appoint executives other than the Holdco 1 CEO or the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

•	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

•
to approve any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose, (ii) corporate capital; (iii) the rights inherent to each class of shares and its shareholders; (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors; (v) changes in the number of directors or officers; (vi) the term; (vii) the change in the corporate headquarters of a relevant company; (viii) the composition, attributions and liabilities of management of any relevant company; and (ix) dividends and other distributions;

•	to approve the dissolution, liquidation, winding up of a relevant company;

•	to approve the transformation, merger, spin-up or any kind of corporate re-organization of a relevant company;

•	to pay or distribute dividends or any other kind of distribution to the shareholders;

•	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

•	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco 1;

•
to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco 1 representing at least 20% of Holdco 1 or to approve the sale, encumbrance or disposition of equity securities such that Holdco 1 loses control;

•	to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

•	to approve the execution, amendment, termination or ratification of acts or agreement with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LAN controlling shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LAN common shares as follows after the effective time:

•
until such time as TEP Chile sells any of its LAN common shares, the LAN controlling shareholders will vote their LAN common shares to elect to the LATAM board of directors any individual designated by TEP Chile unless TEP Chile beneficially owns enough LAN common shares to directly elect two directors to the LATAM board of directors;

•	the parties agree to vote their LAN common shares to assist the other parties in removing and replacing the directors such other parties elected to the LATAM board of directors;

•
the parties agree to consult with one another and use their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LATAM board of directors or the LAN shareholders;

•
the parties agree to maintain the size of the LATAM board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM board of directors at a majority of the total number of directors of the LATAM; and

•
if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LAN controlling shareholders, which we refer to as a “directed vote.”

The parties to the Holdco 1 shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco 1 and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

Pursuant to the control group shareholders agreement, the LAN controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LAN common shares and (in the case of TEP Chile only) the voting shares of Holdco 1 beneficially owned by them. Except for a limited amount of LAN common shares, neither the LAN controlling shareholders nor TEP Chile may sell any of its LAN common shares, and TEP Chile may not sell its voting shares of Holdco 1, until the third anniversary of the effective time.  Thereafter, sales of LAN common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of sales and (ii) in the case of TEP Chile only, certain minimum ownership requirements. After the tenth anniversary of the effective time, TEP Chile may sell all of its LAN common shares and voting shares of Holdco 1 as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LAN controlling shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco 1’s ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LAN controlling shareholders have agreed to transfer any voting shares of Holdco 1 acquired pursuant to such right of first offer to us for the same consideration paid for such shares.

The block sale provisions will also apply to any transfer by TEP Chile of LAN common shares or voting shares of Holdco 1 beneficially owned by it after the third anniversary of the effective time if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any twenty-four month period at two meetings (consecutive or not) of the shareholders of LAN held at least twelve months apart and we have has not yet fully exercised our conversion option described below. A “release event” will occur if (i) a capital increase of LATAM occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LAN common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the LATAM board of directors with the assistance of the LAN controlling shareholders is not elected to the LATAM board of directors.

In addition, after the tenth anniversary of the effective time and after the occurrence of the full ownership trigger date (as described below under the “—Conversion Option” section), TEP Chile may sell all or any portion of its LAN common shares, subject to (x) a right of first offer in favor of the LAN controlling shareholders and (y) the restrictions on sales of LAN common shares more than once in a 12-month period.

The control group shareholders agreement provides certain exceptions to these restrictions on transfer for certain pledges of LAN common shares made by the parties and for transfers to affiliates, in each case under certain limited circumstances.

In addition, TEP Chile agreed in the Holdco 1 shareholders agreement not to vote its voting shares of Holdco 1, or to take any other action, in support of any transfer by Holdco 1 of any equity securities or convertible securities issued by it or by any of TAM or its subsidiaries without our prior written consent.

Call Option

We agreed in the Holdco 1 shareholders agreement not to sell or transfer any shares of TAM stock to any person (other than our affiliates) at any time when TEP Chile owns any voting shares of Holdco 1.  However, we will have the right to effect such a sale or transfer if, at the same time as such sale or transfer, we (or our assignee) acquires all the voting shares of Holdco 1 beneficially owned by TEP Chile for an amount equal to TEP Chile’s then current tax basis in such shares and any costs TEP Chile is required to incur to effect such sale or transfer.  TEP Chile has irrevocably granted us the assignable right to purchase all of the voting shares of Holdco 1 beneficially owned by TEP Chile in connection with any such sale.

Conversion Option

Pursuant to the control group shareholders agreement and the Holdco 1 shareholders agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco 1 into shares of voting stock of Holdco 1 to the maximum extent allowed under law and to increase our representation on the TAM and Holdco 1 boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions” section).

On or after the tenth anniversary of the effective time and after we have fully converted all of our shares of non-voting stock of Holdco 1 into shares of voting stock of Holdco 1 as permitted by Brazilian law and other applicable laws, we will have the right to purchase all of the voting shares of Holdco 1 held by the controlling shareholders of TAM for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale, which amount we refer to as the “sale consideration.” If we do not timely exercise our right to purchase these shares or if, after the tenth anniversary of the effective time, we have the right under applicable law in Brazil and other applicable law to fully convert all the shares of non-voting stock of Holdco 1 beneficially owned by us into shares of voting stock of Holdco 1 and such conversion would not have an adverse effect but we have not fully exercised such right within a specified period, then the controlling shareholders of TAM will have the right to put their shares of voting stock of Holdco 1 to us for an amount equal to the sale consideration.

Acquisitions of TAM Stock

The parties have agreed that all acquisitions of TAM common shares by any member of the LATAM Group from and after the effective time will be made by Holdco 1.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-14 of this annual report.

The summary consolidated annual financial information as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report. The summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report were previously presented in accordance with Chilean GAAP, and have been restated under IFRS only for comparative purposes.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. Furthermore, the geographically diversified nature of the passenger and cargo networks of LAN and its subsidiaries provide additional diversification in our operations and reduce exposure to any single market. These benefits have helped us maintain strong profitability and expand our operations consistently in recent years, despite volatile macroeconomic conditions and various external shocks that have affected the airline industry over the years.

Approximately 97% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from customs and storage brokerage operations, aircraft leases, courier services, on-board sales, tour operator services, third-party maintenance, ground handling and interest income.

Our operating environment in 2010 was marked by strong recovery and growth in both the cargo and passenger businesses compared with 2009. The Company demonstrated its ability to seize opportunities in the recovery of global economy despite the challenging outlook we faced in 2009, and withstand the impact of the earthquake that affected Chile in February 2010.

During 2010, growth in passenger demand was driven by growth in both domestic and international markets.  During this period, cargo demand showed a strong recovery and growth as a result of the global economic recovery, which affected global trade. While competition on both passenger and cargo routes has grown gradually since 2005, changes in competitive conditions in specific markets generated opportunities for us to expand. Certain factors outside of our control, such as fuel prices that have risen consistently since 2002, and reached historically record-high levels in mid-2008, have also generated significant cost pressures. During 2010, fuel prices again increased as compared to 2009.

Our results for the period between 2009 and 2010 reflect our efforts in recent years to expand and diversify our revenue base while maintaining an efficient cost base. We have aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process included expanding our domestic passenger operations in Chile and Peru, continuing to develop the domestic operations of LAN Argentina, launching domestic operations of LAN Ecuador in April 2009, and starting passenger operations in Colombia through the purchase of Aires in November 2010. As a result, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows and we have expanded cargo operations within the region and on long haul routes to take advantage of existing opportunities. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented high fuel prices during 2008 and the negative effect of the global economic crisis during 2009. As a result, net income amounted to US$336.5 million in 2008, US$231.1 million in 2009 and US$419.7 million in 2010.

Passenger Business

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2009 and 2010. LAN’s traffic growth during 2010, which reached 11.1%, was also based on a capacity expansion plan driven by the delivery of nine new passenger aircraft during the year.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. On our international routes, competition gradually increased as both incumbent and new competitors expanded their operations. Nevertheless, we have maintained our market share in most of our international markets since 2005 and have gradually increased our presence in the domestic markets of Chile and Peru, as well as in the Argentine domestic and international routes. We also initiated domestic operations in Ecuador in April 2009 and in Colombia, through the acquisition of Aires, in November 2010.  During 2010 the combined yield for the international and domestic passenger businesses increased 6.8%, reflecting the recovery and growth in demand experienced in 2010.  During 2009 yields experienced a 16.2% decrease compared with 2008, as a result of the economic crisis that affected passenger demand for airflights in 2009 and a high comparison base in 2008 as fuel surcharge incorporated in the yields represented the increase in fuel prices during that year.

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

LAN’s flexibility and broad passenger network also allowed us to manage the negative impact of the catastrophic earthquake that struck Chile in February 2010, causing significant damage to the terminal building at the Santiago International Airport and affecting all air travel in and out of the country. With no alternative airport in the Santiago Metropolitan Region, commercial passenger operations were suspended for three days, and were re-launched on March 2, 2010 with provisional facilities. LAN operated with reduced capacity out of Santiago until the terminal building was fully operational on March 28, 2010. LAN estimates the net impact of decreased passenger operations due to the earthquake were approximately US$30 million in 2010. Cargo operations were not materially affected by the earthquake, nor were the passenger operations of LAN or its subsidiaries in Peru, Ecuador and Argentina.

We have also enhanced our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogotá, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007, we began direct service between Lima and Madrid; in 2008, we began service to Medellín, Colombia (with one stop in Quito); and in 2009, we began direct service to Cartagena de Indias, Colombia as well as service from Lima to Cali via Quito and from Lima to Punta Cana, Cancun and Cordoba. During the first half of 2010 the Company implemented various new passenger destinations. Lan Peru launched a new regional route in August 2010 between Lima and Brasilia. Regarding long-haul operations, in July 2010, LAN Peru launched four weekly frequencies between Lima and San Francisco, with connections from Sao Paulo, Santiago and Buenos Aires. We plan to continue growing our operation in Lima by increasing the number of flight frequencies we operate on these routes and also by adding new destinations.

Among others, on May 10, 2010, LAN Argentina launched three daily flights between Santiago and Aeroparque and in June 2010 it launched services between Aeroparque and Sao Paulo.  In 2010, Lan Argentina also initiated flights between Rosario and Lima.

Our domestic operations have also grown between 2009 and 2010.

•
In both the Chilean and Peruvian domestic markets, total domestic traffic increased during 2010, driven mainly by the positive macroeconomic scenarios in both markets and by attractive fare structures in line with the model for short-haul operations that we implemented in 2007.

•
Between 2005 and 2010, LAN Argentina increased the number of Argentine domestic destinations from six to fourteen and, based on internal estimates, our market share was approximately 30% as of December 2010.

•
By the end of 2008, Ecuador’s aeronautical authority, CNAC, granted LAN Ecuador permission to operate domestic flights within the country. These operations started in April 2009 with flights between the cities of Quito and Guayaquil. As of December 2010, LAN Ecuador was operating sixty-three flights a week between Guayaquil and Quito, one of the most heavily traveled routes in Latin America, as well as fourteen flights a week from Quito to Cuenca and seven flights a week from Guayaquil to Cuenca. In September 2010, LAN Ecuador launched regular service to the Galapagos Islands, offering a daily flight from both Quito and Guayaquil. LAN Ecuador had 16.7% market share in the domestic market of Ecuador as of December 2010.

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

The flexibility that this business model allows based on adaptation to changes in market trends was key for LAN’s operations in 2009 when the business was affected by the contraction of import and export markets in response to the global economic crisis. In addition, LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus. During 2009 LAN received two Boeing 777 freighters at a time where there was a decrease in demand in cargo operations. These aircraft were utilized to increase capacity, mainly on routes between South America and Europe.  Not only did the incorporation of these cargo planes increase capacity, but they also helped the company expand its coverage beyond the region and strengthen its cargo services to Europe; LAN currently operates routes between Frankfurt and Brazil, Argentina and Chile, Ecuador and Colombia and Amsterdam and Frankfurt. In line with this strategy, the Company plans to initiate a fifth weekly freighter frequency to Europe.

During 2009 the Company achieved an important step in regional expansion. Colombia is Latin America’s largest market for exports by air transport to the United States, exporting an estimated 200,000 tons annually. In March 2009, LAN Cargo launched LANCO, after successfully obtaining the necessary operational and technical certification. It launched its services with two latest-generation Boeing 767-300Fs, with a capacity for 54 tons of freight, connecting the cities of Bogotá and Medellin with Miami.

In addition, in March 2009, the Company’s cargo subsidiary in Brazil, ABSA, began operations in the country’s domestic market, with one flight daily - from Monday to Friday - between the cities of Sao Paulo and Manaus. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tons.  This route accounts for a large part of Brazil’s airfreight traffic. Manaus is the country’s fourth largest city in terms of GDP, with a large number of companies, principally in the electronics sector, in its industrial pole. The special tax incentives offered by the Amazon capital of Manaos as part of efforts to promote the area’s development, make it an attractive alternative for exporter and importer clients. During 2010, the Company opened a route between Sao Paulo and Fortaleza and Sao Paulo and Recife.

As the economy started to recover at the end of 2009, and continuing through 2010, LAN was able to take advantage of the new capacity and growth opportunities in various markets; as a result, the cargo business played an important role in driving LAN’s revenue growth in 2010.

Cargo traffic increased 23.5% between 2009 and 2010, from US$2,623.3 million in cargo revenue ton kilometers in 2009 to 3,238.3 million cargo revenue ton kilometers in 2010. This improvement was in line with the 20.6% growth experienced by this segment of the international air cargo industry. The Company increased its capacity by approximately 20.5%, resulting in a 1.7-point improvement in its load factor to 70.1%. The increase in capacity was mainly driven by LAN’s incorporation of two types of aircraft.  LAN added two new Boeing 777-200 freighters in 2009, which is the most modern and efficient cargo aircraft of its type in the world, with a capacity for 104 tons of freight and a range of 9,045 kilometers when carrying its maximum weight.  LAN also leased two Boeing 767-300 freighters at the end of 2010 in order to expand routes between Latin America and the United States, as well as by higher utilization of the freighter fleet. These efforts allow LAN to enhance its competitiveness in the region by positioning it as the first airline in the region - and only the second internationally - to use these latest-generation cargo planes. LAN Cargo transported 779 thousand tons of freight in 2010, an increase of 20.1% as compared to 2009.

In 2010, LAN’s cargo revenues rose in 43.0% to US$1.281 million, representing 28.3% of the Company’s total annual revenues. The growth in revenues also reflects the 15.8% increase in cargo yields that year.

Cost Structure

LAN’s costs are generally driven by the size of our operations, fuel prices, fleet costs and exchange rates.

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

Commission to travel and cargo agents also compose a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. In February 2007 we reduced commission paid to agents in Chile for economy class ticket sales from 6% to 1%. Between 2007 and 2008, commissions were also reduced to 1% in Ecuador, Argentina and Peru.

Fleet related expenses, namely aircraft rentals and depreciation are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates.

During 2010, LAN’s operating costs increased.  For example, fuel prices increased from record-low levels in 2009 which led to US$202.3 million in increased fuel expenses and contributed to a 5.7% increase in cost per ATK (a key industry metric). Excluding fuel costs, the increase in cost per ATK over this period was 5.9%.  In addition, the Company recognized a US$1.0 million fuel hedge gain compared to a US$128.7 million fuel hedge loss in 2009.

Apart from higher expenditure on fuel, the Company paid higher wages and salaries due to a higher average headcount that is in-line with the Company’s operational expansion, and the impact of the appreciation of Latin American currencies in 2010.

We have launched various efficiency-related initiatives aimed at reducing fuel consumption and increasingly incorporating efficient aircraft into the fleet.

Higher aircraft utilization has been an important source of improved efficiency. Our long-haul passenger and cargo aircraft are used, on average, over 14.3 hours per day. Our utilization strategy in 2010 was designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency. This was especially the case in our domestic operations in Chile and Peru, where we increased aircraft utilization as a result of the itineraries of our new short-haul business model. We have increased our use of our narrow body fleet of Airbus A320-Family Aircraft to approximately 10.8 block hours per day per aircraft.

In domestic operations we have also worked consistently to improve our cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and modified further in 2007 as a result of the new business model on domestic routes, enabling us to reduce passenger service expenses. The key elements of this new business model have been a reduction in sales and distribution costs through higher Internet penetration and reduced agency commission, a faster turnaround time, and increased self check-in service through web check-in and kiosks at airports.

In addition, during 2009 we implemented LEAN, a system for improving our processes by eliminating activities that do not add value to processes (thus increasing the value of each activity and suppressing those that are superfluous), thereby allowing us to reduce costs, and increase customer satisfaction. In addition, during 2010 we continued to install winglets on our Boeing 767 aircraft fleet, achieving fuel efficiencies of approximately 5% per aircraft. To mitigate the environmental impact of our operations we strive to operate in a sustainable manner by reducing our fuel consumption and related emissions.

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

Our results will be mainly determined by the expansion of our current network, the evolution of our market share in our main markets, our level of success in entering new markets, the continued implementation of new efficiency-related programs, the continued implementation of our business model for short-haul operations, and fuel price levels.

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

Our financial performance will also be highly dependent on jet fuel prices.  These prices rose significantly until mid-2008, which led to a sharp rise in our fuel expenditures, but significantly declined in 2009. Presently, there is a trend towards increases in jet fuel prices because of the increased demand caused by the 2010 recovery in the global economy coupled with conflicts during February 2011 in Egypt and Libya that affect global fuel supply. Although we have implemented a number of strategies to mitigate the impact of the volatility of fuel prices, including financial hedging and the use of fuel surcharges, it is unlikely that we will be able to fully protect ourselves against the volatility of fuel costs.

Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and enhance our distinct cost performance.

Operating Results

The following table sets forth certain income statement data for Lan Airlines.

	Year Ended December 31,

	2010	2009	2008	2010	2009	2008	10/09	09/08
	(in US$ millions, except per share and capital stock data)			As a percentage of total operating revenues			% change
Consolidated Results of Income by Function
Operating revenues
Passenger	3,109.8	2,623.6	2,820.8	70.8	74.6	68.1	18.5	(7.0)
Cargo	1,280.7	895.6	1,319.4	29.2	25.4	31.9	43.0	(32.1)
Total operating revenues	4,390.5	3,519.2	4,140.2	100.0	100.0	100.0	24.8	(15.0)
Cost of sales	(3,012.7)	(2,522.8)	(2,893.9)	(68.6)	(71.7)	(69.9)	19.4	(12.8)
Gross margin	1,377.8	996.4	1,246.3	31.4	28.3	30.1	38.3	(20.1)
Other operating income	132.8	136.4	142.9	3.0	3.9	3.5	(2.6)	(4.3)
Distribution costs	(383.5)	(327.0)	(366.7)	(8.7)	(9.3)	(8.9)	17.3	6.7
Administrative expenses	(331.8)	(269.6)	(275.0)	(7.6)	(7.7)	(6.6)	23.1	(10.8)
Other operating expenses	(172.4)	(100.5)	(127.9)	(3.9)	(2.9)	(3.1)	71.5	(7.5)
Financial Income	14.9	18.2	18.5	(0.3)	(0.5)	(0.5)	(18.1)	(21.4)
Financial costs (from non-financial activities)	(155.3)	(153.1)	(125.5)	(3.5)	(4.4)	(3.3)	1.4	22.0
Earning on investments (equity method)	0.1	0.3	0.7	0.0	0.0	0.0	(66.7)	(54.7)
Exchange rate differences	13.8	(11.2)	23.4	0.3	(0.3)	0.6	-	-
Result of indexation units	0.1	(0.6)	1.2	0.0	0.0	0.0	-	-
Negative goodwill	-	-	-	0.0	0.0	0.0	-	-
Other net earnings (losses)	5.4	(11.7)	(134.7)	1.0	(0.3)	(3.0)	-	(91.3)
Income before income taxes	502.0	277.5	403.4	11.4	7.9	9.7	80.9	(31.2)
Income tax	(81.1)	(44.5)	(65.1)	(1.8)	(1.3)	(1.6)	82.2	(31.7)
Net income for the period	420.9	233.0	338.3	9.6	6.6	8.2	81.6	(31.1)
Income for the period attributable to the parent company’s equity holders	419.7	231.1	336.5	9.6	6.6	8.2	81.6	(31.3)

Income for the period attributable to non-controlling interest	1.2	1.9	1.8	0.1	0.1	0.1	(36.8)	4.0

Net income for the period	420.9	233.0	338.3	9.6	6.6	8.2	81.6	(31.1)

Earnings per share
Basic earnings per share (US$)	1.2388	0.6822	0.9932					(31.1)
Diluted earnings per share (US$)	1.2353	0.6822	0.9932					(31.1)

Year ended December 31, 2010 compared to year ended December 31, 2009

Net Income

Net income for the period increased 80.6% from US$233.0 million in 2009 to US$420.9 million in 2010. Net income attributable to the parent company’s equity holders increased 81.6% from US$231.1 million in 2009 to US$419.7 million in 2010.

The revenue increase during 2010 was driven by the recovery of the world economy and the strong capacity expansion in both the passenger and cargo businesses. In addition, the traffic increased strongly, driving yields and load factors higher.

Operating costs increased mainly due to higher fuel prices, higher wages and salaries driven by the appreciation of Latin America currencies, as well as higher costs related to ACMI leases in the cargo business.

Operating Revenues

Operating revenues in 2010 totaled US$4,390.5 million, a 24.7% increase as compared to total operating revenues of US$3,519.2 million in 2009. Our consolidated passenger revenues increase 18,5% to US$3,109.8 million in 2010 from US$2,623.6 million in 2009, due to a 6.8% increase in yields (from US¢8.8 to US¢9.4), and passenger load factors, which increased from 76.9% in 2009 to 78.3% in 2010 as the 11.2% increase in traffic outpaced the 9.2% capacity increase. Overall, revenues per ASK increased 8.5%. Traffic grew as a result of a 10.6% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and an 11.3% increase in international traffic. International traffic accounted for approximately 70% of our total passenger traffic during 2010. Yields increased 6.8% as a result of a stronger demand environment driven by world economy recovery during the year.

Domestic passenger revenues in Chile, Peru, Argentina and Ecuador, which accounted for approximately 35% of our total passenger revenues in 2010 as compared to approximately 36% in 2009, increased 14.7% to US$1,072.4 million in 2010 from US$934.9 million in 2009. Domestic passenger traffic (as measured in RPKs) increased 10.5%, while domestic passenger capacity (as measured in ASKs) increased 6,6%, resulting in a increase in load factor from 74.9% in 2009 to 77.7% in 2010. Domestic passenger yield increased 3.7% from US¢10.4 in 2009 to US¢10.8 in 2010, mainly due to strong increases in traffic.

International passenger revenues, which accounted for approximately 65% of total passenger revenues in 2010 as compared to approximately 64% of passenger revenues in 2009, increased 20.7% to US$2,018.2 million in 2010 from US$1,672.0 million in 2009. International passenger traffic (as measured in RPKs) increased 11.3%, while passenger capacity (as measured in ASKs) increased 10.4% in 2010, resulting in an improvement in load factor from 77.8% in 2009 to 78.5% in 2010. Total international passenger yield (based on RPKs) increased 8.0% to US¢9.6 in 2010 from US¢8.7 in 2009, driven by strong world economy recovery.

Cargo revenues increased 32.1%, to US$1,280.7 million in 2010 from US$895.6 million in 2009, mainly driven by a 24.8% increase in yields (US¢41.6 in 2010 from US¢35.7 in 2009), and coupled with a 23.5% increase in traffic. In 2010, cargo traffic was driven by a strong recovery and growth in the global cargo markets, as well as better revenue management practices capacity increased 20.5% during 2010. As a consequence, load factors increased from 68.4% in 2009 to 70.1% in 2010. Revenues per ATK also increased 18.7% as compared to 2009.

Cost of Sales

Cost of sales in 2010 totaled US$3,012.7 million, representing a 19.4% increase as compared to cost of sales of US$2,522.8 million in 2009. As a percentage of total revenues, cost of sales decreased from 71.7% in 2009 to 68.6% in 2010, as a result of higher traffic and yields compared to 2009.

The increase in cost of sales was driven by higher aircraft fuel expenses, which totaled US$1,161.9 million in 2010, a 21.1% increase as compared to aircraft fuel expenses of US$959.6 million in 2009. Fuel expenses increased 21.1% mainly due to a 26.4% increase in unhedged jet fuel prices (9.4% in the hedged price), coupled with a 10.7% increase in consumption. However, the Company recognized a US$1.0 million fuel hedge gain, compared to a US$128.7 million fuel hedge loss in 2009.

In addition, the Company recorded higher ACMI leases in the cargo business due to the expansion in the cargo business. Depreciation expenses increased mainly due to the incorporation of one new Boeing 767-300 passenger aircraft in February 2010 and eight new Airbus A320 aircraft between July and December 2010. For further information on depreciation policies, please refer to “Critical Accounting Policies” below, and Note 2 to our audited consolidated financial statements.

Aircraft maintenance expenses decreased by 0.3%, from US$121.0 million in 2009 to US$120.6 million in 2010, due to lower maintenance payments to third parties, which offset the effects of a larger fleet. Aircraft rental expenses increased mainly due to an increase in the average rental cost due to the delivery of two leased Boeing 777 freighters in April and May 2009, two leased Airbus A320s in September 2010 and two leased Boeing 767-300 freighters in November and December 2010. Wages and benefits expenses increased mainly because of a higher average headcount, which is in-line with the Company’s operational expansion, an appreciation of Latin American currencies, and an increase in variable bonus payments, which were in line with higher profits obtained in 2010.

Passenger service expenses totaled US$114.2 million in 2010 compared to US$92.8 million in 2009. This represented a 23.1% increase that was driven by a 12.3% increase in the number of passengers transported during the year, as well as higher compensation paid to passengers during this period.

As a result of the above, gross margin increased 38.2% from US$996.4 million in 2009 to US$1,377.8 million in 2010.

Other operating income decreased by 2.6% to US$132.8 million in 2010 from US$136.4 million in 2009, mainly because of a decrease in tour and travel services and lower revenues from aircraft leases, which were partially offset by higher revenues from storage and custom services to third parties. Interest income decreased by 18.1% to US$14.9 million in 2010 from US$18.2 million in 2009, mainly due to lower average interest rates.

Distribution costs increased 17.3% from US$327.0 million in 2009 to US$383.5 million in 2010. This increase was caused by higher overall commissions to agents (related to both passenger and cargo sales), which increased by 20.5% to US$173.4 million in 2010 from US$143.9 million in 2009, and by a 24.8% increase in traffic revenues (for both passenger and cargo revenues); this increase was partially offset by a 0.1 point reduction in the average commission paid. This reduction was mainly related to a decrease in the commission rate paid to agents in the passenger business.

Administrative expenses increased 23.1% from US$269.6 million in 2009 to US$331.8 million in 2010 due to the higher wages of administrative personnel and higher asset (non aircraft) depreciation, as a result of additions in 2009 and 2010.

Other operating expenses increased 71.5% from US$100.5 million in 2009 to US$172.4 million in 2010, as a result of higher sales costs, advertising and marketing expenses and costs related to tours and travel services.

Financial costs (from non-financial activities) increased by 1.4% to US$155.3 million in 2010 from US$153.1 million in 2009 due to higher debt related to fleet financing, but was partially offset by lower average interest rates.

Exchange rate differences increased from an expense of US$11.2 million in 2009 to a gain of US$13.8 million in 2010 as a result of a recognized US$5.4 million gain that mainly stemmed from foreign exchange variations during the period; part of the exchange gain was a result of remittances from LAN’s operations in Venezuela. See “Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Currency Exchange Rates,” under Item 11, for a discussion of LAN’s hedging program for currency fluctuations.. During 2009 the devaluation of the Venezuelan currency impacted the Company’s operations in that country and the Company recognized a US$28.0 million charge related to it.

On December 31, 2010, the Company held US$ 36.0 million in assets located in Venezuela, of which over 74.0% constituted cash equivalents. On a consolidated basis, the Company’s assets related to its operations in Venezuela represented less than 0.5% of the total assets of the Company. For the year 2010, operating revenues of the Venezuelan regional office represented 1.7% of the Company’s consolidated revenues.   The Company´s operations in Venezuela are carried out through an agency that, from an accounting perspective, is considered an extension of the Company. Therefore, the functional currency is the US dollar and hyperinflationary accounting is not required.

As of December 31, 2010 the Company recorded a US$14.0 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses).  (See “Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations,” under Item 4).

Income tax expenses increased by 82.2%, amounting to US$81.1 million in 2010 as compared to US$44.5 million in 2009. This increase was primarily the result of an 80.9% increase in pre-tax income, coupled with a 0.1% increase in the average tax rate (currently 16.2%) in 2010. For more information, see “—Critical Accounting Policies—Deferred Income Taxes” below and Note 20 to our audited consolidated financial statements.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Income

Net income for the period decreased 31.1% from US$338.3 million in 2008 to US$233.0 million in 2009. Net income attributable to the parent company’s equity holders decreased 31.3% from US$336.5 million in 2008 to US$231.1 million in 2009.

The revenue decline during 2009 was partially offset by a strong capacity expansion and an improvement in demand in the passenger business, mainly driven by the domestic markets. The decline in cargo revenues reflected the impact of the global crisis in both import and export markets, as well as the salmon ISA Virus crisis in Chile. These negative impacts were partially offset by our entrance into new markets, and the expansion of our routes network. Operating costs declined mainly due to lower fuel prices, as well as due to expense-reduction initiatives. In addition, during 2008 the Company had recorded a provision of US$109.0 million in other net earnings in connection with a plea agreement entered into with the DOJ regarding an antitrust investigation related to our cargo business (see “Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations,” under Item 4).

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

Other net earnings (losses) amounted to a loss of US$11.7 million in 2009 as compared to a loss of US$135.3 million in 2008. In 2008, the Company recorded a provision of US$109.0 million in other net earnings in connection with a plea agreement entered into with the DOJ regarding an antitrust investigation related to our cargo business (see “Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations,” under Item 4).

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

U.S. Dollar Presentation and Price-Level Adjustments

General

Foreign currency transactions

(a)           Presentation and functional currencies

The items included in the financial statements of each of Lan Airlines and its consolidated subsidiaries are valued using the currency of the main economic environment in which the entity operates (the “functional currency”). The functional currency of Lan Airlines is the U.S. dollar, which is also the currency of presentation of the audited consolidated financial statements of Lan Airlines and its subsidiaries.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (85% in 2010) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (60% in 2010) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over flight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (92% as of December 31, 2010), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2010, 90% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange loss of US$11.2 million in 2009 and a net foreign exchange profit of US$13.8 million in 2010, which are set forth in our consolidated statement of income under “Exchange rates differences.” For more information, see Notes 2.3(a) and 31 to our audited consolidated financial statements. The profit incurred in 2010 was mainly related to the appreciation of the Latin American currencies against the U.S. dollar.

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

	2010	2009	2008
Cost per ATK
Operating cost (US$ thousands)	3,900,440	3,219,821	3,663,395
+ Interest expense (US$ thousands)	155,279	153,109	125,488
− Other operating income(US$ thousands)	132,826	154,534	161,422
ATK operating costs	3,922,893	3,218,396	3,627,461
Divided by system’s ATKs (thousands)	8,968,792	7,811,750	7,659,874
= Cost per ATK (US$ cents)	43.74	41.20	47.36

Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	3,922,893	3,218,396	3,627,461
− Actual fuel expenses (US$ thousands)	1,161,927	959,608	1,388,826
+ (Gallons consumed) times (previous year’s fuel price)	1,062,179	1,410,767	1,019,420
ATK operating costs excluding fuel price variations	3,823,145	3,669,555	3,258,055
Divided by system’s ATKs (thousands)	8,968,792	7,811,750	7,659,874
= Cost per ATK excluding fuel price variations (US$ cents)	42.63	46.97	42.53

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2010	2009	2008

Passenger Revenues (US$ million)	3,109.79	2,623.61	2,820.83
ASK (million)	42,355.20	38,776.20	35,176.10
Passenger Revenues/ASK (US$ cents)	7.3	6.8	8.0
Cargo Revenues (US$ million)	1,280.71	895.55	1,319.42
ATK (million)	4,628.73	3,848.89	4,071.89
Cargo Revenues/ATK (US$ cents)	27.7	23.3	32.4

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

Accounting estimates judgments

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these basically refer to:

•	The evaluation of possible impairment loss for certain assets.

•	The useful life and residual value of fixed assets and intangible assets.

•	The criteria employed in the valuation of certain assets.

•	Air tickets sold that are not actually used.

•	The calculation of deferred income at the period-end corresponding to the valuation of kilometers credited to holders of the LANPASS loyalty card which have not yet been used.

•	The need for provisioning and where required the determination of their values.

•	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed. In any case, it is possible that events will require them to be modified in the future, in which case the effects would be accounted for prospectively.

Revenue Recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)           Rendering of services

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

a.2           Frequent flyer program

The Company has a frequent flyer program called LANPASS, whose objective is customer loyalty through the delivery of kilometers every time that member fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: “Customer loyalty programs”.

Property and Equipment

The land of Lan Airlines Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that are reassessed at first adoption, according to IFRS.

The amount of advance payments to aircraft manufacturers are capitalized by the Company under “Construction in progress” until receipt of aircraft.

Subsequent costs (replacement of components, improvements and extensions) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of such element can be determined reliably. The value of the component replaced is written-off in the books. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives; except in the case of certain technical components, which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount. For more information, see Notes 2.8 to our audited consolidated financial statements.

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

Maintenance

The costs incurred for scheduled major maintenance of aircraft´s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours. Unscheduled maintenances of aircraft and engines are charged to income as incurred.

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

(b)	Hedge of a identified risk associated with a recognized liability or an expected highly-probable transaction (“cash-flow hedge”); or

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

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining is less than 12 months and non-current in the case that it is more than 12 months.

(a)           Fair value hedges

Changes in the fair value of derivatives designated and that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)           Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under “Other gains (losses).”

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When its is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in net equity is taken immediately to the consolidated statement of income as “Other gains (losses).”

(c)           Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in “Other gains (losses).”

Deferred taxes

Deferred taxes are calculated, according to the balance-sheet method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combinations that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted at the end of reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where timing of the reversal of the temporary differences is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Liquidity and Capital Resources

Our cash and cash equivalents totaled US$631.1 million as of December 31, 2010, US$731.5 million as of December 31, 2009 and US$401.0 million as of December 31, 2008. The decrease in our cash and cash equivalents from 2009 to 2010 was due to higher investment activities partly compensated by higher cash from operations. Cash from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations. Net cash inflows from operating activities were US$1,125.3 million in 2010, US$845.8 million in 2009 and 631.1 in 2008. Net cash inflows increased $279.5 million from 2009 to 2010 due to higher yields and higher load factors. In recent years, we have been able to meet our working capital and capital expenditure requirements through cash from our operations. Given the nature of our business, the Company generally benefits from having a positive working capital (cash inflows). We expect to continue generating positive working capital through our operations. However, we cannot predict whether current trends and conditions will continue, or how the effects of competition or other factors that are beyond our control could affect us.

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. During the first quarter of 2009, the Board of Directors of the Company approved entering into loans with different local financial institutions for a total of US$250 million in order to increase the Company’s cash position during the global economic crisis. As of December 2009, the Company had borrowed the equivalent of US$252 million in U.S. dollar and Chilean peso denominated facilities. In order to avail itself of U.S. dollar cash flows, the Company entered into cross currency swaps for an equivalent amount of US$171 million. As of February 28, 2011, we maintained US$513 million in short-term credit lines of which US$167.3 million are unused, with both local and foreign banks. These short term credit lines have been used in issuing stand by letters of credit and the obtaining of cash advances included within other financial liabilities in the consolidated statements of financial position. With respect to collateral posting, the company has issued stand-by letters of credit for approximately US$32.7 million as of February 28, 2011.

As of December 31, 2010, the cash pledged to financial institutions relating to margin calls on derivative positions was US$78.5 million.

Cash capital expenditures were US$1,029.2 million in 2010, US$538.6 million in 2009 and US$779.3 in 2008. The increase in capital expenditures in 2010 was due to the acquisition of higher number of aircraft in 2010.

Our capital expenditures for 2010 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2010, 2011 and 2012;

•	the acquisition of eight Airbus A320 Passenger aircraft and one Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2009 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2009, 2010 and 2011;

•	the acquisition of three Airbus A319 Passenger aircraft and three Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2008 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft that will be incorporated into our fleet in 2008, 2009 and 2010;

•	the acquisition of four Boeing 767-300 Passenger aircraft, ten Airbus A318 Passenger aircraft, two Airbus A319 and two A320 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

For more information about current and future capital expenditures, see “—Capital Expenditures” under this Item 5. The difference between net cash used in investing activities and cash capital expenditures during 2008, 2009 and 2010 relates mainly to the investment in financial instruments and the purchase of our new subsidiary in Colombia, Aires.

Net cash outflows from financing activities were US$124.7 million in 2010, compared to net cash inflows of US$99.2 million in 2009 and US$100.4 million in 2008. Such variance was due to an increase in loan payments and higher dividend payments. In 2010, our main uses of cash were US$554.5 million for loan payments, US$155.4 million for dividends payments and US$128.7 million for interest payments. In 2009, our main uses of cash were US$261.7 million for loan payments, US$139.9 million for dividend payments and US$129.3 million for interest payments. In 2008, our main uses of cash were US$222.4 million for dividend payments, US$102.6 million for loan payment and US$81.4 million for interest payments.

Our cash and cash equivalents including investment funds and domestic and foreign bonds are mainly held in U.S. dollars or U.S. dollar-based instruments. A fraction (around 16%) of our cash position is held in currencies other than U.S. dollars to fulfill short-term obligations denominated in local currencies.

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2010 we have financed the acquisition of 18 Boeing 767-300 Passenger aircraft and eight Boeing 767-300 Freighters through bond issuances and syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either 12 or 15 years. The Ex-Im Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans or with our own funds. Our Ex-Im Bank supported financings are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted a significant portion of our floating rate debt under these loans into fixed rate debt. See “Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Interest Rates” under Item 11, for more information. Between 2004 and 2009, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. As of December 31, 2010, the total amount outstanding under our Ex-Im Bank-supported financings totaled US$1,116.0 million.

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

Our total debt (including capital leases) as of December 31, 2010, was US$3,259.7 million compared to US$3,074.4 million in 2009 and US$2,657.2 million in 2008. The increase in long-term debt during 2010 relates to the incorporation of debt-financed fixed assets. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2010, we had 45 aircraft under operating leases (25 which correspond to recent acquired Aires total fleet), and we had minimum lease payment obligations of US$675 million compared to US$444 million as of December 31, 2009 and US$207 as of December 31, 2008. The amount of lease obligations in 2010 includes US$193 million related to Aires’ recently incorporated fleet. The average interest rate of our long-term debt was 5.0% as of December 31, 2010. Of the total debt amount, 94.0% accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. As of February 28, 2011, we also had purchase obligations for:

•	15 Airbus A319, 57 Airbus A320, 10 Airbus A321;

•	9 Boeing 767-300 Passenger aircraft;

•	2 Boeing 777-200 Freighter aircraft; and

•	26 Boeing 787 Passenger aircraft;

The purchase obligations amount to a combined total of US$7,974.6 million, with delivery between 2011 and 2018.

The following table sets forth our material expected obligations and commitments as of February 28, 2011:

	Payments due by period, as of February 28, 2011
	Total	2011	2012	2013	2014	2015	Thereafter
	(in US$ millions)
Principal debt payments	2,321.7	267.8	278.6	251.8	233.1	234.8	1,055.6
Interest debt payments	416.7	87.3	75.5	63.6	53.8	44.9	91.6
Capital leases(1)	240.9	47.3	58.5	31.7	23.2	25.1	55.1
Operating leases(2)	675.3	148.1	143.4	126.6	93.1	65.9	98.2
Purchase obligations	7,974.6	1,014.8	2,080.5	1,168.1	756.2	1,277.5	1,677.5
Total	11,629.2	1,565.3	2,636.5	1,641.8	1,159.4	1,648.2	2,978.0

(1)	Includes interests.
(2)	Includes aircraft leases and other non-cancelable leases.

Trend Information

During 2011, we expect to continue seeing positive trends in both passenger and cargo operations driven by strong economic growth and solid demand in the markets we operate after the global crisis that affected markets worldwide during 2009.

Currently, fuel supply remains uncertain given the increase in fuel prices and demand. Although fuel supply is key to our business, as it represents approximately 30% of our operating costs, we plan to address the issue of fuel supply through our fuel-hedging policy and the use of pass-through mechanisms for both the passenger and cargo businesses. Specifically, we expect to face:

•
revenue growth in the passenger business, caused by capacity expansion and an increase in yields resulting mainly from higher demand. We expect to pass through current fuel prices increases to the passenger through the fuel surcharge. During January and February 2011, passenger traffic increased 14.4% compared with the same period in 2010, driven mainly by a strong recovery in international passenger operations, which increased 10.7% as compared to 2010 as well as domestic passenger operations which increased 22.8% in that period. During such period, total passenger capacity increased 13.8%, leading to a 0.4 points increase in load factors - from 82.1% to 82.5%. Capacity expansion was mainly driven by an increase in operations on certain regional routes, as well as routes to the United States and the incorporation of Aires; and

•
growth in cargo demand, in line with global and regional trends. Growth is expected to be driven by a continued increase in imports to Latin America, mainly to Brazil. Furthermore, we already received three new B767 freighters between November 2010 and January 2011. In June 2010, LAN Cargo also launched domestic cargo operations in Brazil to Recife and Fortaleza through its affiliate, ABSA. During January and February 2011, cargo demand, as measured in RTKs, increased 14.4%, while capacity increased by 16.0%. In turn, the cargo load factor decreased 0.9 points to 66.8%.

In 2011, we expect to continue expanding and diversifying our revenue base through the expansion of our network, namely, by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. For example, during January and February 2011, we received seven Airbus A320 family aircraft designated for domestic and regional passenger operations, and we expect to receive sixteen additional passenger aircraft, thirteen Airbus A320 family aircraft and three Boeing 767-300 aircraft, that are designated for international long-haul passenger operations during the remainder of 2011.

In the cargo business, we will continue adjusting our routes and our capacity mix to adapt to changing cargo flows and to take advantage of expansion opportunities. During 2011, we intend to expand our Boeing 767 Freighter operation between Latin America and the United States.

We continue to maintain significant flexibility to adjust the physical size of our fleet. Between 2012 and 2014, we will have thirteen operating lease expirations (including Japanese operating leases) in our wide-body passenger fleet, which can be terminated without cost. Furthermore, during 2010 part of our Boeing 767 fleet began to be fully paid for, providing us with additional flexibility.

We also intend to make our cost structure more efficient and to offset decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes, reducing commercial costs, continuing to implement our new business model for short-haul operations, and implementing the LEAN system in our processes.

We expect jet fuel prices to continue being volatile in 2011, but will continue using fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. For instance, as of February 28, 2011 we have hedged approximately 54.0% of our estimated fuel requirements for the first quarter 2011, 74.8% for the second quarter, 19.2% for the third quarter, and 8.4% for the fourth quarter. These hedging instruments are comprised of a combination of collars and swaps at an average price of approximately US$84.4 per barrel.

Capital Expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. Net cash flow used in investment activities totaled US$1029.2 million in 2010, US$538.6 million in 2009 and US$779.3 in 2008. The increase in capital expenditure is explained by a higher number of aircraft acquired during 2010 and higher expenditure in pre-delivery deposits.

The following chart sets forth our estimate, as of February 28, 2011, of our future capital expenditures for 2011, 2012, 2013, 2014 and 2015:

	Expenditures by year, as of February 28, 2011
	2011	2012	2013	2014	2015
	(in US$ millions)
Expenditures on aircraft	1,015	2,081	1,168	756	1,278
PDPs (1)	(213)	346	45	(25)	85
Purchase Obligations	802	2,427	1,213	731	1,363
Other expenditures(2)	201	182	165	156	160
Total	1,003	2,609	1,378	887	1,523

(1)	Pre-delivery payments (inflows are presented as after the delivery of the aircraft is made, the manufacturer refunds the pdp’s to LAN).
(2)
Includes expenditures on spare engines and parts, information technology and other expenditures. The Company plans to finance these expenditures through approximately 15% internally generated funds and 85% through guaranteed facilities with third party international financial institutions.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Business of the Company — Fleet” under Item 4 above. Principally, we have projected our capital expenditures based on:

•	the delivery of 17 Airbus A320-Family Aircraft in 2011, 13 in 2012, 15 in 2013, 15 in 2014, 15 in 2015 and 12 in 2016;

•	the delivery of three Boeing B767-300 Passenger aircraft in 2011, six in 2012.

•	the delivery of two Boeing 777 Freighter aircraft in 2012;

•	the delivery of seven Boeing 787-8 passenger aircraft in 2012, five in 2013 and ten between 2014 and 2018.

•	the delivery of four Boeing 787-9 passenger aircraft in 2015.

•	the implementation of a new host system as a part of a three year capital expenditure plan, totaling approximately US$70 million; and

•	Costs related to the startup of new operations in the region under LAN’s standards.

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

As of February 28, 2011, LAN has no securitization agreement in place.

Off-Balance Sheet Arrangements

As of December 31, 2010 the Company had aircraft and aircraft engines under operating leases. These operating leases provide us with great flexibility to adjust to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value.

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

The Company operates 17 aircraft under a financing structure called Japanese Operating Lease (“JOL”). This method involves the creation of a special purpose entity that acquires aircraft with bank and third party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability.

Revenues from aircraft under operating leases account for approximately 11.6% of the total revenues of the Company.

As of February 28, 2011 we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 37 to our audited consolidated financial statements for a more detailed discussion of these commitments.

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

Directors

Mr. Jorge Awad Mehech, 65 years old, has served as chairman and member of Lan Airlines’ board of directors since July 2001. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2012. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Additionally Mr. Awad serves on the board of directors of Banco de Chile. He is also a board member of ICARE (Instituto Chileno de Administración Racional de Empresas), a Chilean organization seeking to promote private enterprise, and Prohumana, a Chilean organization that promotes corporate social responsibility within Chilean corporations. As of February 28, 2011, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of Lan Airlines, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of Lan Airlines’ outstanding shares).

Mr. Darío Calderón González, 64 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Calderón has been a partner in Calderón y Cía, a Chilean law firm, since 1970. Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramédica S.A., Imprenta A Molina Flores S.A., Enjoy S.A., and Datanet S.A.

Mr. José Cox Donoso, 56 years old, has served on Lan Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cox has also served as chairman of the board of directors of Lan Cargo since September 1995. In addition, Mr. Cox serves on the board of directors of CMB-Prime Administradora de Fondos S.A., Socovesa S.A., Puerto Coronel S.A., Puerto Angamos S.A., Kaufmann S.A., Asesorías e Inversiones Ilihue S.A. and Inversiones Tricahue S.A. As of February 28, 2011, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of Lan Airlines, through Asesorías e Inversiones Ilihue Limitada, 2,654,324 common shares of Lan Airlines (0.78% of Lan Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 51 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of Lan Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 28, 2011, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (34.01% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Controlling Shareholders and Related Party Transactions,” under Item 7.

Mr. Juan Cueto Sierra, 81 years old, was one of the founders of Fast Air in 1978 and has served on Lan Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto currently serves on the board of directors of Costa Verde Aeronáutica S.A.

Mr. Ramón Eblen Kadis, 66 years old, has served on Lan Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of Lan Airlines). As of February 28, 2011, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of Lan Airlines (approximately 9.38% of Lan Airlines’ outstanding shares) held by the Eblen Group. For more information see “Controlling Shareholders and Related Party Transactions,” under Item 7.

Mr. Bernardo Fontaine Talavera, 46 years old, has served on Lan Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Fontaine was Head of the financial services branch of Falabella, a major Chilean retailer, and served as Executive Director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Deutsche Bank Chile, Metro S.A., Aquamont S.A., South-Am S.A., Fundación el Buen Samaritano, Place Vendome S.A. and Loginsa S.A. He is also the general manager of Tres Mares S.A., Indigo S.A. and Sarlat S.A., which owned, together, as of February 28, 2011, 2,739,186 shares of Lan Airlines S.A. (0.81% of Lan Airlines’ outstanding shares).

Mr. Carlos Heller Solari, 49 years old, joined Lan Airline’s board of directors in May 2010.  Mr. Heller’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Heller has a vast experience in the retail, transports and agriculture sectors. Mr. Heller is Vice President of Bethia (holding company and owner of Axxion), Chairman of Axxion S.A., Club Hípico de Santiago, Sotraser S.A. and Agrícola Ancali. He also participates as a board of directors’ member of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A. and Titanium S.A. Additionally he is the major shareholder and Vice President of “Azul Azul” (Universidad de Chile’s first division soccer team administrator). As of February 28, 2011, Mr. Heller directly held 192,700 common shares of Lan Airlines (0.06% of Lan Airlines’ outstanding shares) and indirectly held 27,103,273 common shares of Lan Airlines through Axxion (7.99% of Lan Airlines’ outstanding shares).

Mr. Gerardo Jofré Miranda, 61 years old, has joined Lan Airlines’ Board of directors on May 2010. Mr. Jofré’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Jofré is Chairman of Codelco and member of the boards of directors of Construmart S.A., Andromeda S.A., Inmobiliaria Playa Amarilla S.A. and Air Life Chile S.A. Mr. Jofré is President of Saber Más Foundation and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2008 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies.

Senior Management

Mr. Enrique Cueto Plaza, 52 years old, is Lan Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on Lan Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of Lan Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 28, 2011, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (34.01% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Controlling Shareholders and Related Party Transactions,” under Item 7.

Mr. Ignacio Cueto Plaza, 47 years old, is Lan Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, a position he assumed in 1999. Mr. Cueto served on the board of directors of Lan Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LAN Cargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, director of Lan Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 28, 2011, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (34.01% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Controlling Shareholders and Related Party Transactions,” under Item 7.

Mr. Alejandro de la Fuente Goic, 52 years old, is Lan Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined Lan Airlines in April 1995. Prior to joining Lan Airlines, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of February 28, 2011, Mr. de la Fuente owned 37,383 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 48 years old, is Lan Airlines’ Chief Executive Officer-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of February 28, 2011, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Cristian Ureta Larrain, 48 years old, is Lan Airlines’ Chief Executive Officer-Cargo, a position he assumed in 2005. Mr. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University. Between 2002 and 2005 Mr. Ureta served as Production Vice President for Lan Cargo. Between 1998 and 2002 he was Lan Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, 42 years old, is Lan Airlines’ Senior Vice-president Strategic Planning and Development, a position he assumed in 2008. Prior to holding his current position, Mr. Alvo served as CFO of Lan Argentina from 2005 until 2008, as Vice-president of Development of Lan Airlines from 2003 until 2005 and Vice-president of Treasury of Lan Airlines from 2001 until 2003. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Cristian Toro Cañas, 40 years old, is Lan Airlines’ Senior Vice President, Legal, a position he assumed in January 2008. Mr. Toro has a law degree from Pontificia Universidad Católica de Chile (1993), as well as a master’s law degree (MCJ 97’) from New York University. Prior to joining Lan Airlines, Mr. Toro served as General Counsel for Citibank Chile, where he worked and held various positions from 1997 until 2007. He also worked as an international trainee at Shearman & Sterling in New York (1999).

Mr. Enrique Elsaca Hirmas, 43 years old, is Lan Airlines’ Senior Vice President, Operations, a position he assumed in 2008. Between 2004 and 2008, Mr. Elsaca served as Senior Vice President, Strategic Planning. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Católica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining Lan Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995; Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 46 years old, is Lan Airlines’ Senior Vice President, Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of DYS, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Mr. Rene Muga Escobar, 47 years old, is Lan Airlines’ Senior Vice President of Corporate Affairs. Mr. Muga holds a degree in Business Administration and a Master’s degree in International Economic Relations from the Catholic University of Chile. Previously, he was General Manager of the Confederation for Production and Commerce, which groups and represents the Chilean business community. During his career he also was Director of Business Development of the Corporación Nacional del Cobre de Chile (“CODELCO”), the leading mining company in Chile and the world’s largest copper producer.

Compensation

For the year ended December 31, 2010, the aggregate amount of compensation we paid to all executives and senior managers was US$77.3 million, which did not include US$14.7 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

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

On April 5, 2007, the extraordinary shareholders meeting approved a capital increase of 22,090,910 shares. The same meeting designated 10% of the approved capital increase (2,209,091 shares) for purposes of a proposed employee stock option compensation plan. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan. During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price. For more detailed information, please see Note 39 to our audited consolidated financial statements.

As set forth in further detail in the following table, in 2010 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$150,101.94.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	39,506.94
Darío Calderón González	10,841.34
José Cox Donoso	14,456.77
Juan José Cueto Plaza	11,684.49
Juan Cueto Sierra	8.950.81
Ramon Eblen Kadis	23,927.61
Bernardo Fontaine Talavera	11,684.49
Ignacio Guerrero Gutiérrez	2,778.21
Carlos Heller Solari	7,963.98
Juan Gerardo Jofre Miranda	17,434.82
Andrés Navarro	872.49
Total	150,101.94

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

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

As of February 28, 2011, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of February 28, 2011, the committee members were Mr. Jorge Awad Mehech, Mr. Gerardo Jofré Miranda and Mr. Ramón Eblen Kadis. We pay each member of the committee 32 UFs per meeting.

Employees

The following table sets forth the number of employees in various positions at the Company.

Employees	As of December 31, 2010
	2010(1)	2009	2008
Administrative	3,940	3,106	3,181
Sales	2,643	2,352	2,276
Maintenance	2,576	2,264	2,147
Operations	5,730	4,852	4,784
Cabin crew	3,561	2,890	2,587
Cockpit crew	1,835	1,380	1,346
Total	20,285	16,844	16,321

(1)
LAN’s acquisition of Aires in November 2010 provided an additional 1,319 employees to the Company’s total number of employees. By the end of 2010, approximately 54% of our employees worked in Chile, 44% in other Latin American countries and 2% in the rest of the world.

We have a performance-related pay structure for our administrative, management and flight personnel (such as cabin crew members, airport and sales agents, call-center employees, and some back office employees) including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2010, over 94% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

We provide our employees with medical insurance complementary to the coverage of the private health system, and also grant other benefits, such as free and discounted airline tickets, to our permanent employees.

A stock option compensation plan is offered to key senior executives. For a detailed description of the stock option compensation plan, please see Note 36 to our audited consolidated financial statements for the fiscal year ended December 31, 2010.

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

Training

Some of our employees, such as the flight operations, maintenance and customer ground operations personnel undergo training when they join the Company and throughout their employment with us. For this training, we invested US$12.6 million in 2008, US$12.5 million in 2009 and US$13.7 million in 2010. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We maintain an agreement with CAE (a Canadian firm specializing in flight simulators and training centers) to develop a pilot training center in Santiago de Chile. This training center includes two Airbus A320 and one Boeing 767 Full Flight simulators plus 1 MFTD A320/340 simulator. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

During 2010, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

Lan Airlines and its affiliates have also entered into collective bargaining agreements (CBAs) with many of their employees:

LAN entered into a CBA covering the majority of its flight attendants that will likely be renegotiated in the second quarter of 2011.

Lan Airlines renewed the CBAs with its maintenance personnel in June 2008 for a period of four years. On March 30, 2011, the collective bargaining agreement with maintenance personnel working for Lan Express, one of LAN’s Chilean subsidiaries, was renewed until March 31, 2015.

LAN’s CBA with the union representing our administrative personnel expires in July 2013, but the CBA with Lan Express, administrative personnel expires in April of the same year.

The majority of Lan Argentina’s employees belong to industry-wide unions. Currently, labor relations are stable. In 2005, Lan Argentina hired employees from another airline and agreed to maintain their employment conditions and labor stability during a three-year period. The conditions and labor relations that Lan Argentina had to maintain expired on September 2008, a situation that did not generate any conflict for the company. In December 2009, salary agreements were finalized with the five unions in Lan Argentina. These agreements expired on September 2010 and were renewed until September 2011. The three remaining collective agreements (Land personnel, Hierarchical Personnel and Cabin Crew) also expired.

In Lan Peru and Lan Ecuador, meanwhile, the employment relationship is smooth and stable. With respect to Lan Ecuador, there is a collective agreement in force since October 2010 with Pilots (non-union), whose duration is 3 years and 6 months. The only union that exists in this country is the Cabin Crew. It still has no legal authority to negotiate collective agreements with the Company. Notwithstanding the foregoing, the Company maintains a relationship with the union continuing to address issues of common interest and welfare. As for Lan Peru, in 2010 negotiated a collective agreement with the union of technical and mechanical, with a duration of 4 years. The next collective bargaining with the union will Pilots, 2012.

We believe we generally maintain good relations with our employees and the unions, and expect to continue to enjoy good relations with our employees and the unions in the future. We also believe that we have built a solid base among our employees that will support and facilitate our growth plans. We can provide no assurance, however, that our employee compensation arrangements may not be subject to change or modification after the expiration of the contracts currently in effect, or that we will not be subject to labor-related disruptions due to strikes, stoppages or walk-outs.

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Controlling Shareholders

As of February 28, 2011, the Cueto Group controlled the Company. The Cueto Group is comprised by Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain other family members.

Beginning in the first quarter of 2010, the Piñera Group (which was comprised by Mr. Sebastián Piñera Echenique and certain members of his family), which owned 26.3% of the voting common shares as of December 31, 2009, commenced to sell its ownership of the Company after Mr. Sebastián Piñera Echenique was elected as the new president of Chile.

On March 9, 2010, the Cueto Group acquired an 8.6% stake of the Company from the Piñera Group. As a result of this transaction, the shareholders agreement between the two groups was terminated.

In addition, the Piñera Group sold 9.8% of the Company through two auctions in the Santiago Stock Exchange, which took place on February 25, 2010 and on March 25, 2010, respectively.

Finally, on March 24, 2010, the Piñera Group signed an agreement to sell an additional 8.0% stake in the Company to Bethia S.A.

As a result of the above, the Cueto Group controls the Company. As of February 28, 2011, the Cueto Group owned 34.01% of the voting common shares. This Controlling Shareholder is entitled to elect a four of the nine members of our board of directors and is in a position to direct the management of the Company.

As of February 28, 2011, a second shareholder group, which includes our director Ramón Eblen Cádiz, owned 9.37% of our common shares. Also Bethia Group, which includes our director Carlos Heller Solari, owned 7.99% of LAN’s common shares.

The table below sets forth the beneficial ownership of common shares as of March 31, 2011, broken down between our Controlling Shareholders, other major shareholders (beneficial owners of more than 5% of the Company) and minority shareholders.

	Beneficial ownership (as of February 28, 2011)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group	115,399,502	34.01%
Costa Verde Aeronáutica S.A.	108,320,407	31.92%
Inversiones Mineras del Cantábrico S.A.	7,079,095	2.09%
Eblen Group.	31,778,049	9.38%
Inv. Andes S.A.	22.288.695	6.57%
Other	9,489,354	2.80%
Bethia Group(1).	27.103.273	7.99%
Axxion	27.103.273	7.99%
Others	164,869,635	48.62%
Total	339,150,459	100.00%

(1)	Additionally as of February 28, 2011, Mr. Carlos Heller, Bethia´s Vice President owned directly 192,700 common shares of Lan Airlines (0.06% of Lan Airlines’ outstanding shares)

On July 6, 2007, the Superintendencia de Valores y Seguros (“SVS”) fined Juan José Cueto Plaza 1,620 UF (approximately US$58,000) in connection with the purchase of Shares that he carried out through Inversiones Mineras del Cantábrico on July 24, 2006. The SVS considered that such purchase had breached an obligation not to acquire Shares until the financial statements of the company became publicly available, in alleged violation of Article 165, paragraph 1 of Law No.18,045 of October 22, 1981. The SVS ruled that, although Mr. Cueto had not used any privileged information, LAN’s financial statements should be considered to be privileged information per se, and thus, created a duty to abstain from trading the securities prior to the disclosure of the financial statements. On July 26, 2007 Juan José Cueto filed an appeal of this fine before the 27° Civil Court of Santiago, which was dismissed on January 8, 2009. The defense of Mr. Cueto filed two legal recourses against the first dismissal, which were rejected by the Court of Appeals of Santiago on March 8, 2010. Against this second dismissal Juan José Cueto filed two additional and separate legal recourses, which as of this date are pending before the Supreme Court of Chile. A final decision is pending.

As of February 28, 2011, investors outside of Chile held 4.41% of our capital stock in the form of ADSs, Chilean pension funds held 13.2% of our capital stock and other minority investors held 31% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2011, we had 1,508 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

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

It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party, such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2010.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” and pages F-1 through F-120.

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

On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of December 31, 2010, the pending amount to be paid during the next four years is approximately US$72 million and has been recorded within “Other Accounts Payable.”

On November 9, 2010 the EC imposed fines to 11 air carriers for a toatal amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against Lan Cargo and its parent company, LAN Airlines, totaled €8.2 million (equivalent to approximately US$ 10.9 million). The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. This was the lowest fine applied by the European Commission, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by Lan Cargo and Lan Airlines to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

As of December 31, 2010 the Company recorded a US$14.0 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses).

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. In February 2006 the Canadian Competition Bureau (“CCB”), in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines in Canada. Given the current stage of the both proceedings, it is not possible at this time to anticipate with any precision the outcome of the civil actions filed against Lan Cargo.

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (the Brazilian Antitrust Authority) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision the outcome of the civil actions filed against Lan Cargo, although it is expected to be a lengthy process.

In June 2008, the Korean Fair Trade Commission notified LAN of an investigation into the air cargo industry and its non-compliance with the Monopoly Regulation and Fair Trade Act and has requested information and documentation from LAN, which LAN duly submitted. On May 26, 2010 the Korean Fair Trade Commission announced the imposition of penalties against 29 other airlines and excluded LAN from further investigation.

The New Zealand Commerce Commission also initiated an investigation into potential anti-competitive activities in the international air cargo markets and requested information and documentation from LAN, which LAN duly submitted. On December 15, 2008, the New Zealand Commerce Commission announced it would focus its investigation on ten airlines and excluded LAN from further investigation.

In January 2007, we announced that we had provided, through our wholly owned subsidiary, Atlantic Aviation Investments LLC (“AAI”), a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”), convertible into shares of New Varig. On March 28, 2007, GOL announced that it was acquiring 100% of the equity participation in New Varig. Pursuant to the terms of the relevant loan agreements, upon the sale of New Varig to GOL, we sought repayment of the principal of the loans plus interest from Varig Logística S.A. (“VarigLog”), the parent company of New Varig. VarigLog failed to respond to our demands for repayment and we subsequently filed a lawsuit in New York State court on August 29, 2007, seeking repayment of the outstanding principal plus interest. On October 10, 2008, the Court granted summary judgment in our favor for the full principal amount of the loans, US$17.1 million and entered a final judgment on December 1, 2008. The Court also held that AAI was entitled to collect the interest due under the loan agreement along with reasonable attorneys’ fees. After a hearing, a special referee appointed by the Court to decide the issue recommended that AAI recover US$1.9 million in accrued interest and attorneys’ fees, and the Court approved that recommendation. VarigLog appealed that decision, and the decision was upheld. On March 3, 2009, VarigLog filed an insolvency proceeding (recuperação judicial) before the bankruptcy court in Brazil, and on March 31, 2009, VarigLog filed a Chapter 15 petition in bankruptcy court in Florida seeking recognition of its Brazilian filing. The Florida court has entered an order, based upon AAI’s stipulation with VarigLog pursuant to which there would be no stay against the continuation and commencement of legal actions by AAI against VarigLog and any of its affiliates but AAI would not be able take any action against two discreet VarigLog assets located in the United States. AAI continues its enforcement efforts to recover the amounts owed to it by VarigLog under the loan agreements.

In July 2009, as a result of VarigLog’s continued failure to repay the amount owed to AAI, we instituted a second lawsuit in New York State court against MatlinPatterson Global Advisers LLC, MatlinPatterson Global Opportunities Partners II LP, MatlinPatterson Global Opportunities (Cayman) II LP and Volo Logistics LLC (collectively, the “MP Entities”), seeking to hold them liable as the alter egos of VarigLog and asserting separate contract-based claims related to AAI’s loans to VarigLog. If AAI succeeds in its alter ego claim, the MP Entities would be liable for VarigLog’s debts, and obligated to repay what VarigLog has been adjudged to owe AAI by the prior decisions of the New York courts. The Court denied in large part the MP Entities motion to dismiss AAI’s complaint on April 23, 2010. Thereafter, the MP Entities answered AAI’s complaint and filed counter-claims against AAI and its direct and indirect parents, LAN Pax Group S.A. (“LAX Pax”) and LAN Airlines S.A. (“LAN Airlines”), seeking declaratory relief and damages for breach of contract and tortuous interference with contract. AAI and LAN Airlines moved to dismiss the counterclaims and the Court heard oral argument on January 13, 2011, but has yet to announce its decision. AAI also moved for summary judgment on its breach of contract claims against the MP Entities and is awaiting the Court’s decision. The discovery phase of this case is ongoing.

During 2009, two antitrust administrative investigations were initiated against our subsidiary in Ecuador, and conducted before the Undersecretary of Competition and Consumer Defense (Subsecretaría de la Competencia y Defensa del Consumidor) of the Ministry of Industries and Productivity (Ministerio de Industrias y Productividad), arising from the introductory fares offered by Aerolane for its Guayaquil-Quito and Quito-Guayaquil routes. The first proceeding was initiated on April 7, 2009, following a request by Aerogal alleging predatory pricing. The second proceeding was initiated on April 20, 2009, following a request by Tame (an Ecuadorian airline) based on similar allegations. Based on the absence of legal basis and on the evidence that Aerolane had complied with the regulation currently in place in Ecuador, on June 29, 2010, both investigations were disregarded.

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

	Ch$ per Common Share		US$ per ADS
Period	Low	High	Low	High

2006	3,250.40	5,867.00	29.85	55.34

2007(1)	5,839.90	8,997.00	13.03	84.15

2008	4,350.00	7,110.00	6.90	14.87

2009
Quarters:
First Quarter	4,400.00	5,700.00	7.08	9.14
Second Quarter	4,810.00	6,761.00	8.11	12.66
Third Quarter	6,200.00	7,220.00	11.14	13.21
Fourth Quarter	7,000.00	8,670.00	12.31	17.09
Annual:
Annual 2009	7,798.10	8,664.30	15.77	16.90

2010
Quarters:
First	8,120.00	9,470.00	15.60	18.36
Second	9,200.00	10,550.00	20.00	16.65
Third	10,000.00	15,900.00	18.74	30.50
Fourth	14,200.00	15,600.00	29.07	32.68
Months:
October 2010	14,200.00	15,238.00	29.07	31.28
November 2010	15,600.00	14,500.00	32.23	29.70
Annual:
Annual 2010	14,790.00	15,600.00	30.79	32.68

2011
Quarters:
First Quarter	11,755.00	15,150.00	24.30	31.39
Months:
January 2011	13,250.00	15,150.00	28.29	31.39
February 2011	12,000.00	14,730.00	25.76	29.40
March 2011	11,755.00	13,300.00	24.30	27.92
April 2011	12,000.00	13,070.00	25.15	28.31
Source: Santiago Stock Exchange and the New York Stock Exchange

(1)	In August 2007, the ADR to common share ratio was changed from 5:1 to 1:1.

As of February 28, 2011, a total of 339,150,459 common shares were outstanding, including 14,947,874 common shares represented by ADSs.

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

The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 86.23% of securities traded in Chile. Approximately 13.36% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

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

As of February 28, 2011, our share capital consisted of 339,150,459 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to an employee compensation plan approved by extraordinary shareholders’ meetings dated April 5, 2007 and October 29, 2009, the issuance of certain shares has been authorized but that has not been made effective in full, as such issuance is subject to the exercising of rights granted to certain employees that expire on December 31, 2011.

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

Boeing

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

On March 22, 2010, we entered into Supplemental Agreement No. 1 to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, with the Boeing Company.  Additionally, on March 22, 2010, we entered into Supplemental Agreement No. 28 to the Purchase Agreement No. 2126 dated January 30, 1998, as amended, with the Boeing Company.

On July 8, 2010, we entered into Supplemental Agreement No. 1 to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, with the Boeing Company.

On November 10, 2010, we entered into Supplemental Agreement No. 29 to the Purchase Agreement No. 2126 dated January 30, 1998, as amended, with the Boeing Company. Moreover, on November 2, 2010, we entered into Supplemental Agreement No. 2 to the Purchase Agreement No. 3194 dated July 3, 2007, as amended, with the Boeing Company.

Airbus

On March 6, 2007, we entered into amendment No.3 to the First A340 purchase agreement with Airbus S.A.S. (“Airbus”) for the cancellation of two A340 aircraft, and amendment No.3 to the Second A320-Family purchase agreement with Airbus S.A.S. for the conversion of fifteen options to purchase aircraft into firm orders. The net increase in capital expenditures related to these agreements is US$315 million.

On December 23, 2009, we entered into Amendment No. 5 to the Second A320-Family Purchase Agreement dated March 20, 1998, as amended, with Airbus, for the acquisition of 30 additional A-319 and A-320 Airbus aircraft, for a list price amount of US$2.0 billion.

On May 10, 2010, we entered into Amendment No. 6 to the Second A320-Family Purchase Agreement dated March 20, 1998, as amended, with Airbus, to convert the aircraft types of three aircraft and advance the scheduled delivery of two aircraft.  Additionally, on May 19, 2010, we entered into Amendment No. 7 to the Second A320-Family Purchase Agreement dated March 20, 1998, as amended, with Airbus S.A.S., to advance the scheduled delivery of three aircraft.

On September 23, 2010, we entered into Amendment No. 8 to the Second A320-Family Purchase Agreement dated March 20, 1998, as amended, with Airbus S.A.S., to convert the aircraft types of one aircraft and advance the scheduled delivery of four aircraft.

On December 21, 2010, we entered into Amendment No. 9 to the Second A320-Family Purchase Agreement dated March 20, 1998, as amended, with Airbus S.A.S., for the acquisition of 50 additional A-319, A-320 and A321 Airbus aircraft.

For more information, see “Information on the Company—Fleet—Fleet Leasing and Financing Arrangements” under Item 4.

GE Commercial Aviation

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft.

For more information, see “Information on the Company—Fleet—Fleet Leasing and Financing Arrangements” under Item 4.

GE Engine Services

On December 17, 2010, we entered in to a Digital Services Agreement with GE Engine Services, LLC, for the provision of operational analysis, performance and maintenance services of aircraft engines.

CFM International

On December 17, 2010, we entered into General Terms Agreement No. CFM-1-2377460475 (the “GTA”) and Letter Agreement No. 1 to GTA with CFM International, Inc. (“CFM”) for the sale and support by CFM of spare engines, related equipment and spare parts.  Moreover, on December 17, 2010, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with CFM for the provision by CMF of maintenance services over our aircraft engines.

Proposed Merger Agreements

On January 18, 2011, we and Costa Verde Aeronáutica and Mineras del Cantábrico (we refer to these entities together as the “LAN controlling shareholders”) entered into an implementation agreement and an exchange offer agreement (we refer to these agreements together as the “transaction agreements”) with TAM S.A., TAM Empreendimentos e Participações S.A. (we refer to this entity as the “TAM controlling shareholder”) and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (we refer to these individuals together as the “Amaro family”), which set forth the terms and conditions of a proposed business combination of LAN and TAM.  For more information, see “Key Information—Transaction Agreements” under Item 4.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty. The new treaty will have to be approved by the U.S. Senate.

Cash Dividends and Other Distributions.

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. In 2010 the First Category Tax rate was 17%. That year, the first category tax rate was increased to 20% for fiscal year 2011, and to 18.5% for fiscal year 2012. From 2013 onwards, the rate of First Category Tax will revert back to 17%. In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17%, the actual payment of such First Category Tax at that 17% rate and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

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

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax (currently imposed at a rate of 17% for 2010, 20% for 2011, 18.5% for 2012 and 17% from 2013 onwards) and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. Unless the gain subject to taxation can be determined, case in which the withholding is equal to 17%, 20% o 18,5%, whichever is applicable, on the gain, or (ii) 20% of the total amount (the sale price without any deduction), paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 UF (US$9,060 as of February 28, 2011) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, for U.S. federal income tax purposes with respect to our 2009 or 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

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

Taxation of Capital Gains or Losses

If you are a U.S. Holder, gain or loss realized on the sale, exchange or other taxable disposition of ADSs or common shares, generally will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by an individual U.S. Holder generally is subject to preferential tax rates. The deductibility of capital losses is subject to significant limitations.

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

LAN uses swaps, calls and collars to hedge against fuel prices fluctuations. Swap contracts allow us to eliminate the volatility risk by fixing the price. In a typical swap contract, LAN is compensated if the market price is above the fixed price at certain predetermined dates or needs to make disbursements if the market price is below the fixed price in those dates. Call options give us protection against rise in prices. Call option are only exercised when the market price is above the predetermined strike price thus providing LAN with protection with no downside risk. Collars are a combination of call and put options that limit the range of possible positive or negative outcomes to a specific price range. Above the predetermined ceiling price, LAN is compensated for the difference between the market price and the ceiling price. For any price below the predetermined floor price, LAN has to disburse the difference between the market price and the floor price.

We are exposed to fuel hedging transaction losses if the counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. For more information see “—Our operations are subject to fluctuations in the supply and cost of jet fuel which could materially impact our business” under Item 3.

During 2010, 2009 and 2008 we entered into a mix of swaps, calls, zero cost collars and collars option contracts on WTI with investment banks and other financial entities for notional fuel purchases. In 2010, 282.7 million gallons were purchased, which represented 55.5% of our total annual fuel consumption; in 2009, 205.2 million gallons were purchased, which represented 45.7% of our fuel consumption; and in 2008, 218.5 million gallons were purchased, which represented 48.0% of our total fuel consumption. The combined result of these contracts was a gain of US$1 million in 2010, compared to a loss of US$128.7 million in 2009 and a gain of US$35.4 million in 2008. As of December 31, 2010, the fair value of our outstanding fuel related derivative contracts was estimated to be US$45.8 million (asset).

	Fair value by quarter, as of December 31, 2010
	1Q11	2Q11	3Q11	4Q11	Total
	(in US$ millions)
Fair value of outstanding fuel derivative contracts	20.5	12.8	8.9	3.6	45.8

Gains and losses on the hedging contracts outlined above are recognized as a cost of sales in the income statement when the fuel subject to the hedge is consumed. Premiums paid related to fuel derivative contracts are recorded as prepaid expenses (current assets) and amortized over the respective contract periods.

Under IFRS, the fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item hedged is over 12 months, and as a current asset or liability if the remaining term of the item hedged is less than 12 months. The fair value of the derivative contracts is deferred within an equity reserve account. Please see Note 2.10 to our audited consolidated financial statements.

Sensitivity analysis

In order to protect the Company from increases in fuel prices, a portion of the fuel consumption is hedged using a mixture of protective instruments (call, collars) and fixing instruments (swaps). To keep the Company competitive, a portion of the fuel consumption is not hedged, as a drop in fuel prices affects the   Company through a reduction in costs.

As the current positions do not represent changes in cash flows but a variation in the exposure to the market value, the Company’s current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in fuel prices has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments reflecting reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2011, the final date of the last current fuel hedge contract. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2010, 2009 and 2008.

The Company seeks to reduce the risk of increases in fuel price in order to maintain its competitivity, therefore hedging instruments like swaps, options and collars are used to partially hedge against these fuel price fluctuations.

	Position as of December 31 (effect on equity),
WTI benchmark price	2010	2009	2008
(US$ per barrel)	(millions of US$)
+5	+16.7	+14.6	+15.7
-5	-15.7	-13.6	-16.1

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IAS 39 (IFRS principles for recognizing and measuring financial instruments).

Given the fuel hedge structure as of December 31, 2010, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 27.1 million in the cost of the Company’s total fuel consumption. A vertical increase by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$ 26.0 million of the Company’s total fuel consumption.

Risk of Fluctuations in Interest Rates

As of December 31, 2010, LAN’s debt amounted to US$2,955 million in interest bearing loans. LAN uses swaps and caps to reduce the impact of an increase of interest rates. As of December 31, 2010, 94% of our outstanding debt was effectively at fixed rate either as fixed rate loans or variable rate loans hedged using a floating to fix rate derivative instrument.

As of December 31, 2010, 94% of our outstanding debt was subject to a fixed rate either through a fixed rate loan converting floating rate payment obligations to fixed rate obligations.

Given the percentage of our outstanding debt that is hedged and the instruments that we use to hedge, an increase in interest rates has no material impact on LAN’s costs. Under an interest rate swap contract, given the case of decreases in interest rates, LAN has to pay compensation equal to the difference between the fixed and floating rate times the outstanding debt under the specific contract. However, under such contracts the interest rate has a floor preventing LAN from incurring major financial losses.

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

In July 2003, we purchased four interest rate cap contracts for a total notional amount of US$127.7 million. These caps are intended to limit the Company’s exposure arising from variable-rate debt. These contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly.  As of December 31, 2010, the fair value of these contracts has been estimated at US$102.7 thousand.

In July 2003, the Company purchased two additional interest rate cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2004. As of December 2010, the fair value of these contracts at year-end amounted to US$142.4 thousand.

In April 2004, the Company purchased two additional interest rate Cap contracts. These caps are intended to limit the exposure of LIBOR-linked operational lease payments on aircraft received during 2005.  As of December 31, 2010, the fair value of these contracts at year-end amounted to US$176.1 thousand.

In 2005, the Company purchased three additional interest rate Cap contracts. These contracts are intended to limit the exposure of LIBOR-linked financing on aircraft delivered in 2005 and 2006. As of December 31, 2010, the fair value of these contracts at year-end amounted US$0.84 thousand.

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

In the first half of 2006, the Company also entered into ten fixed-floating interest rate swap contracts in order to hedge the variable interest payments on the unhedged portion of existing debt of approximately US$46.7 million. Additionally, in May 2006 the Company entered into thirty-two forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of thirty-two A320-Family Aircraft to be delivered between 2006 and 2009. Of these thirty-two contracts, twenty-five were contracted directly with the debt provider, while the remaining seven swaps were contracted with a different institution. In 2009 all of the thirty-two aircraft were delivered to the Company.  Of those, twenty-five were converted into fixed interest rate debt.

In June 2006 the Company entered into eleven forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of 11 Boeing 767-300 ER aircraft to be delivered between 2006 and 2009. All of those aircraft have already been delivered to the Company, and the corresponding swap and loan were restructured into fixed rate debt.

In August 2007 the Company entered into three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the debt financing of three Boeing 767-300 ER aircraft to be delivered in 2009. This debt allows for conversion of the variable interest rate loan into fixed interest rate debt by capital markets financing after the arrival of the aircraft. As of February 28, 2011, the three aircraft had been delivered to the Company. The first aircraft was refinanced through a fixed interest rate bond issued in December 2009, the second was refinanced through a fixed interest rate bond issued in June 2010 and the third was refinanced through a fixed interest rate bond issued in April 2010. In September 2007, the Company entered into another three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three Airbus A320-Family Aircraft to be delivered in 2010.

In June 2008, the Company entered into fourteen forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of 12 A320-Family Aircraft to be delivered in 2010 and 2011, two Boeing 767-300 aircraft to be delivered in 2011 and two Boeing 787-8 to be delivered in 2012.

As of December 31, 2010, the fair value of all the aforementioned interest rate swaps was estimated to be a negative US$119.0 million.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300 F aircraft delivered in 2001, 17 Boeing 767-300 Passenger and Freighter aircraft delivered in 2005, 2006, 2007, 2008 and 2009 and 32 Airbus A320-Family Aircraft delivered in 2006, 2007, 2008 and 2009, has enabled the Company to have a predictable interest rate costs, reducing the cash volatility. As of December 2010, the average interest rate of all of our outstanding interest-bearing long-term debt rate was 5.0%.

The following table summarizes our principal payment obligations on our interest-bearing long-term debt and capital leases as of December 31, 2010 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2010 for each loan.

	Principal payment obligations by year of expected maturity(1)
	(in US$ millions)
Liabilities	Average interest rate(2)	2011	2012	2013	2014	2015	Thereafter 2016
U.S. dollars	5.0%	459.1	591.2	281.6	255.0	259.0	1,109.0

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2010 on our debt after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations.  These changes are considered reasonably possible based on current market conditions.

	Position as of December 31 (effect on pre-tax earnings)
Increase (decrease) in Libor	2010	2009	2008
	(millions of US$)
+100 basis points	-1.18	-0.87	-0.65
-100 basis points	+1.18	+0.87	+0.65

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

	Position as of December 31 (effect on equity)
Increase (decrease in three month Libor)	2010	2009	2008
Future rates	(millions of US$)
+100 basis points	+42.39	+49.64	+63.37
-100 basis points	-45.35	-53.23	-68.94

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

Risk of Variation in Foreign Currency Exchange Rates

LAN sells most of its services in U.S. dollars (or prices equivalent to the U.S. dollar), and a large part of its expenses are denominated in U.S. dollars (or its equivalents), particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Of the Total expenses, the main item denominated in local currencies is Remunerations. During 2010, 85% of our operating revenues and 60% of our operating expenses were denominated in U.S. dollars. However, because we conduct business in local currencies in several countries, we face the risk of variations in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican peso, the Peruvian nuevo sol, the Venezuelan bolivar or the euro against the U.S. dollar could have an adverse effect on us as part of our revenues and receivables are denominated in those currencies. LAN has entered into currency forward contracts in order to convert its deposit in Chilean pesos to U.S. dollars. As of December 31, 2010 we had foreign exchange forward contracts for a notional amount of US$169 million with a market negative value of US$14 million.

During the first half of 2009, the Company entered into cross currency swaps for a notional amount of US$ 171 million, in order to hedge significant variation of the cash flows associated to the current interest rate and the dolar-peso exchange rate of the bank loan. For accounting purposes, the market value of this position was reflected as a hedging asset, with a market value of positive US$27 million as of December 31, 2010.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2010 was as follows

	US dollars MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	897.687	58.55%	415,039	27.07%	220,343	14.37%	1,533,069
Other assets	5.209.233	99.17%	8,457	0.16%	35,138	0.67%	5,252,828
Total assets	6.106.920	89.99%	423,496	6.24%	255,481	3.76%	6,785,897
Current liabilities	1.689.752	78.81%	220,719	10.29%	233,548	10.89%	2,144,019
Long-term liabilities	3.267.164	97.77%	68,274	2.04%	6,380	0.19%	3,341,818
Total liabilities and shareholders’ equity	6.256.976	92.21%	288,993	4.26%	239,928	3.54%	6,785,897

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

12.D.4 Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2010, the Company received from the depositary $420,871.53 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

(a)           Controls and Procedures. We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2010, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.  Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective. The Company’s internal control over financial reporting effectiveness as of December 31, 2010 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c)           Attestation report of the registered public accounting firm. See page F-2 of our audited consolidated financial statements.

(d)           Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Jorge Awad Mehech, as an “audit committee financial expert” within the meaning of this Item 16A. See “Directors, Senior Management and Employees—Directors ,” under Item 6.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2008, 2009 and 2010:

	2010	2009	2008

Audit fees	1,478.0	1,431.4	1,323.2
Audit-related fees	427.0	0.0	0.0
Tax fees	149.0	0.0	3.8
Other fees	14.0	37.7	158.8
Total fees	2,068.0	1,469.1	1,485.8

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers for due diligence and other audit related services.

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

Neither we nor any affiliated purchaser has engaged in share repurchases during the year ended December 31, 2010.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. §303A.01	Under Chilean law, we are not required to have a majority of independent directors on our board.

NYSE Standards	Our Corporate Governance Practice

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
We are not required to have, and do not have, a nominating/corporate governance committee.

NYSE Standards	Our Corporate Governance Practice

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

•	January 1, 2011: other entities registered with the SVS (non-issuers who have voluntarily registered).

We have adopted, and have started reporting under, IFRS as of January 1, 2009.

See pages F-1 through F-120, incorporated herein. The following is an index of the financial statements.

Consolidated Financial Statements for Lan Airlines and its Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	By-laws of Lan Airlines S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010).

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

4.1.3
Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between Lan Airlines S.A. and Airbus S.A.S.  (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4
Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between Lan Airlines S.A. and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.2
Purchase Agreement No. 2126 dated as of January 30, 1998, between LanChile S.A. and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

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

4.2.4.
Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between Lan Airlines S.A. and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

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

4.4.1
Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No 3194 between The Boeing Company and Lan Airlines S.A., dated as of July 3, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5
Purchase Agreement No. 3256 between The Boeing Company and Lan Airlines S.A. relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1
Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, with the Boeing Company.  Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6
General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between Lan Airlines S.A. and CFM International, Inc., both dated December 17, 2010.  Portions of these documents have been omitted pursuant to a request for confidential treatment.  Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.7
Rate Per Flight Hour Engine Shop Maintenance Services Agreement between Lan Airlines S.A. and CFM International, Inc., dated December 17, 2010.  Portions of this document have been omitted pursuant to a request for confidential treatment.  Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.8
Digital Services Agreement between Lan Airlines S.A. and GE Engine Services, LLC, dated December 17, 2010. Portions of this document have been omitted pursuant to a request for confidential treatment.  Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9
Implementation Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

4.10
Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

4.11	Form of Control Group Shareholders Agreement to be entered into among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A.

4.12	Form of LAN-TEP Shareholders Agreement to be entered into between LAN Airlines S.A. and TEP Chile S.A.

4.13	Form of Holdco 1 Shareholders Agreement to be entered into among LAN, TEP Chile and Holdco 1

4.14	Form of TAM Shareholders Agreement to be entered into among LAN, TEP Chile, Holdco 1 and TAM

8.1	List of subsidiaries of the Company

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lan Airlines S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer
Date: May 5, 2011

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lan Airlines S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Santiago - Chile
March 1, 2011

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

4	Accounting estimates and judgments		39

5	Segmental Information		40

6	Cash and cash equivalents		41

7	Financial instruments		42

	7.1.	Financial instruments by category	42

	7.2.	Financial instruments by currency	44

8	Trade, other accounts receivable and non-currents rights receivable		45

9	Accounts receivable from/payable to related parties		49

10	Inventories		50

11	Other financial assets		51

12	Other non financial assets		53

13	Non-current assets (or disposal groups) classified as held for sale		55

14	Investments in subsidiaries		56

15	Equity accounted investments		59

Notes		Page

16	Intangible assets other than goodwill	61

17	Goodwill	63

18	Property, plant and equipment	64

19	Income taxes	72

20	Other financial liabilities	77

21	Trade and other current accounts payable	82

22	Other provisions	84

23	Other current non-financial liabilities	86

24	Employee benefits	86

25	Other non-current accounts payable	88

26	Equity	89

27	Revenues	93

28	Costs and expenses by nature	94

29	Gains (losses) on the sale of non-current assets not classified as held for sale	95

30	Other income, by function	96

31	Foreign currency and exhange rate differences	97

32	Earnings per share	103

33	Contingencies	104

34	Commitments	108

35	Transactions with related parties	112

36	Share-based payments	115

37	The environment	116

38	Subsequent events	117

39	Business combinations	118

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	2010	2009
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	631,052	731,497
Other financial assets	7 - 11	245,451	110,667
Other non-financial assets	12	18,820	17,128
Trade and other accounts receivable	7 - 8	481,350	423,739
Accounts receivable from related entities	7 - 9	50	38
Inventories	10	53,193	46,563
Tax assets		97,656	68,420

Total current assets other than non-current assets
(or disposal groups) classified as held for sale		1,527,572	1,398,052

Non-current assets (or disposal groups)
classified as held for sale	13	5,497	10,919

Total current assets		1,533,069	1,408,971
Non-current Assets
Other financial assets	7 - 11	21,587	20,024
Other non-financial assets	12	32,508	28,736
Rights receivable	7 - 8	7,883	7,190
Equity accounted investments	15	593	1,236
Intangible assets other than goodwill	16	45,749	34,814
Goodwill	17	157,994	63,793
Property, plant and equipment	18	4,948,430	4,196,556

Deferred tax assets	19	38,084	10,652

Total non-current assets		5,252,828	4,363,001

Total assets		6,785,897	5,771,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND NET EQUITY		For the year ended
		December 31,
	Note	2010	2009
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 20	542,624	417,932
Trade and other accounts payable	7 - 21	645,571	476,597
Accounts payable to related entities	7 - 9	184	297
Other provisions	22	753	970
Tax liabilities		15,736	11,287
Other non-financial liabilities	23	939,151	616,256

Total current liabilities		2,144,019	1,523,339

Non-current liabilities
Other financial liabilities	7 - 20	2,562,348	2,443,178
Other accounts payable	7 - 25	425,681	426,521
Other provisions	22	32,120	26,834
Deferred tax liabilities	19	312,012	240,619
Employee benefits	24	9,657	5,555

Total non-current liabilities		3,341,818	3,142,707

Total liabilities		5,485,837	4,666,046

EQUITY

Share capital	26	453,444	453,444
Retained earnings	26	949,214	740,047
Other equity interests	26	5,463	2,490
Other reserves	26	(111,307)	(97,154)

Equity attributable to owners of parent		1,296,814	1,098,827
Non-controlling interest		3,246	7,099

Total equity		1,300,060	1,105,926

Total liabilities and equity		6,785,897	5,771,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2010	2009	2008
		ThUS$	ThUS$	ThUS$

Revenue	27	4,390,502	3,519,162	4,140,245
Cost of sales		(3,012,698)	(2,522,778)	(2,893,944)
Gross margin		1,377,804	996,384	1,246,301
Other income	30	132,826	136,351	142,942
Distribution costs		(383,517)	(326,964)	(366,652)
Administrative expenses		(331,831)	(269,588)	(274,950)
Other expenses		(172,428)	(100,483)	(127,864)
Other gains/(losses)		5,438	(11,728)	(134,731)
Financial income		14,946	18,183	18,480
Financial costs	28	(155,279)	(153,109)	(125,488)
Equity accounted earnings	15	132	315	696
Foreign exchange gains/(losses)	31	13,792	(11,237)	23,443
Result of indexation units		149	(605)	1,229
Income before taxes		502,032	277,519	403,406
Income tax expense	19	(81,107)	(44,487)	(65,094)
NET INCOME FOR T HE PERIOD		420,925	233,032	338,312

Income attributable to owners of the parent		419,702	231,126	336,480
Income attributable to non-controlling interests		1,223	1,906	1,832
Net income for the period		420,925	233,032	338,312

EARNINGS PER SHARE
Basic earnings per share (US$)		1.23882	0.68221	0.99318
Diluted earnings per share (US$)		1.23534	0.68221	0.99318

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2010	2009	2008
		ThUS$	ThUS$	ThUS$

NET INCOME		420,925	233,032	338,312

Currency translation differences
Gains (losses) on currency translation, before tax	31	708	1,442	(7,371)
Other comprehensive income, before taxes, currency translation differences		708	1,442	(7,371)
Cash flow hedges
Gains (losses) on cash flow hedges before tax	20	(17,855)	252,508	(308,901)
Other comprehensive income, before taxes, cash flow hedges		(17,855)	252,508	(308,901)
Other components of other comprehensive income, before taxes		(17,147)	253,950	(316,272)
Income tax relating to components of other comprehensive income
Income tax related to currency translation differences in other comprehensive income	19	(120)	1,008	-
Income tax related to cash flow hedges in other comprehensive income	19	3,035	(42,925)	52,513
Amount of income taxes related to components of other comprehensive income		2,915	(41,917)	52,513
Other comprehensive income		(14,232)	212,033	(263,759)
Total comprehensive income		406,693	445,065	74,553

Comprehensive income attributable to the owners of the parent		405,549	441,977	73,900
Comprehensive income attributable to non-controlling interest		1,144	3,088	653
TOTAL COMPREHENSIVE INCOME		406,693	445,065	74,553
The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Other reserves
							Equity
			Other	Currency	Cash flow		attributable to	Non-
		Share	equity	translation	hedging	Retained	owners	controlling	Total
	Note	capital	interests	reserve	reserve	earnings	of the parent	interest	net equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2010		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926
Changes in equity
Comprehensive income
Net income	26	-	-	-	-	419,702	419,702	1,223	420,925
Other comprehensive income		-	-	667	(14,820)	-	(14,153)	(79)	(14,232)
Total comprehensive income		-	-	667	(14,820)	419,702	405,549	1,144	406,693
Transactions with shareholders
Dividends	26	-	-	-	-	(210,406)	(210,406)	-	(210,406)
Increase (decrease) for transfers and other changes	26-36	-	2,973	-	-	(129)	2,844	(4,997)	(2,153)
Total transactions with shareholders		-	2,973	-	-	(210,535)	(207,562)	(4,997)	(212,559)

Closing balance as of December 31, 2010		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Other reserves
							Equity
			Other	Currency	Cash flow		attributable to	Non-
		Share	equity	translation	hedging	Retained	owners	controlling	Total
	Note	capital	interests	reserve	reserve	earnings	of the parent	interest	net equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009		453,444	1,749	(6,192)	(301,813)	614,587	761,775	6,829	768,604
Changes in equity
Comprehensive income
Net income	26	-	-	-	-	231,126	231,126	1,906	233,032
Other comprehensive income		-	-	1,268	209,583	-	210,851	1,182	212,033
Total comprehensive income		-	-	1,268	209,583	231,126	441,977	3,088	445,065
Transactions with shareholders
Dividends	26	-	-	-	-	(104,622)	(104,622)	-	(104,622)
Increase (decrease) for transfers and other changes	26-36	-	741	-	-	1,613	2,354	(2,818)	(464)
Increase (decrease) in ownership interests that do not result in a loss of control		-	-	-	-	(2,657)	(2,657)	-	(2,657)
Total transactions with shareholders		-	741	-	-	(105,666)	(104,925)	(2,818)	(107,743)

Closing balance as of December 31, 2009		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended
		December 31,
	Note	2010	2009	2008
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		4,831,963	3,871,189	4,648,591
Other cash receipts from operating activities		46,336	40,319	35,457
Payments for operating activities
Payments to suppliers for goods and services		(3,058,168)	(2,475,716)	(3,318,680)
Payments to and on behalf of employees		(633,686)	(636,603)	(614,528)
Other payments for operating activities		(18,000)	(19,000)	-
Interest paid		(387)	-	-
Interest received		11,438	13,542	8,226
Income taxes refunded (paid)		(11,098)	10,304	(26,994)
Other cash inflows (outflows)		(43,061)	41,792	(100,997)
Net cash flows from operating activities		1,125,337	845,827	631,075
Cash flows used in investing activities
Cash flows from disposal of subsidiaries		1,491	1,568	6,708
Cash flows used for acquisition of subsidiaries		(12,000)	(921)	(698)
Cash flows used in the purchase of non-controlling interest		-	(2,439)	-
Other cash receipts from sales of equity or debt instruments of other entities		12,915	8,743	14,511
Other payments to acquire equity or debt instruments of other entities		(60,000)	(58,983)	(2,607)
Amounts raised from sale of property, plant and equipment		577	10,777	6,625
Purchases of property, plant and equipment		(1,029,158)	(538,576)	(779,315)
Purchases of intangible assets		(19,236)	(12,888)	(23,388)
Dividends received		111	414	813
Interest received		4,048	2,637	2,743
Other cash inflows (outflows)		812	-	5
Net cash flow used in investing activities		(1,100,440)	(589,668)	(774,603)
Cash flows from (used in) financing activities
Amounts raised from term loans		687,792	671,425	574,874
Loan Payments		(554,539)	(261,705)	(102,644)
Payments of finance lease liabilities		(54,034)	(62,858)	(52,386)
Dividends paid		(155,407)	(139,937)	(222,803)
Interest paid		(128,722)	(129,323)	(81,421)
Other cash inflows		80,181	21,588	(15,210)
Net cash flows from (used in) financing activities		(124,729)	99,190	100,410
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(99,832)	355,349	(43,118)
Effects of variation in the exchange rate on cash and cash equivalents		(613)	(24,824)	(1,525)
Net increase (decrease) in cash and cash equivalents		(100,445)	330,525	(44,643)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	731,497	400,972	445,615
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	631,052	731,497	400,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

NOTE 1 - GENERAL INFORMATION

Lan Airlines S.A. (the “Company” or “LAN”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia and Ecuador and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, LAN Airlines S.A. and TAM S.A. (TAM) announced they have signed a non-binding Memorandum of Understanding (MOU) in which the companies agree to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group. The proposed partnership of LAN with TAM would be within the world’s 10 largest airline groups. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 280 aircraft, with over 40,000 employees. Both airlines will continue operating independently with their current operating licenses and brands. Within the group, TAM will continue operating as a Brazilian company with its own structure. The current holding of LAN Airlines S.A. will operate as an independent business unit within the group. On October 20, 2010, LAN Airlines and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (ANAC) for approval.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur 901, Renca.

Corporate governance practices of the Company are set in accordance with Securities Market Law 18,045 the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the US Securities and Exchange Commission (SEC) with respect to the issuance of ADRs.

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

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A.  owns 34.1% of the shares issued by the Company, as is the controller of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, attended that despite not meeting the majority of votes at shareholder meetings and to elect the majority of the directors of the Company, has a decisive influence in its administration.

As of December 31, 2010, the Company had a total of 1,412 registered shareholders, and 5.23% of the Company’s share capital was in the form of ADRs.

For the year ended December 31, 2010 the Company had an average of 17,810 employees, ending the year with a total of 20,285 people, with 3,940 in administration, 2,576 in maintenance, 5,730 in operations, 3,561 flight personnel, 1,835 cabin crew, and 2,643 in sales.

The significant operating subsidiaries included in these consolidated financial statements are as follows:
				As of December 31, 2010			As of December 31, 2009
				Direct	Indirect	Total	Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership	ownership	ownership	ownership
Tax No.	Company	of origin	Currency	interest	interest	interest	interest	interest	interest
				%	%	%	%	%	%
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Perú	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiaries	Caymán Island	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.801.150-2	Blue Express INTL S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.0000	99.7100	99.7100	0.0000	99.7100
(*) Comercial Masterhouse S.A.,  in July 2010, changed name to Lantours División de Servicios Terrestres S.A.
Additionally, the Company has proceeded to consolidate certain special purpose entities according with standards issued by the Standing Interpretations Committee of the International Accounting Standards: Consolidation - Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.
Changes in the scope of consolidation from January 01, 2009 and December 31, 2010, are detailed below:
(1)	Dissolution of company
Nigsy S.A., indirect subsidiary of Lan Chile Investments Limited
(2)	Incorporation or acquisition of companies
Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A., in April 2010, changed name to Lan Cargo Repair Station, LLC.
Aerovías de Integración Regional, Aires S.A., indirect subsidiary of Lan Pax Group S.A., in November 2010, acquired through the purchase of companies Akemi Holdings S.A. and Saipan Holdings S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.     Preparation

The consolidated financial statements of Lan Airlines SA are for the period ended December 31, 2010 and have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

At the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB:

a)  Accounting pronouncements effective as of January 1, 2010:

Mandatory application:
annual periods
Standards and amendments	beginning on or after

IFRS 3 revised: Business Combinations	01/07/2009

Amendment to IAS 27: Consolidated and separate financial statements	01/07/2009

Amendment to IFRS 2: Share-based payment	01/01/2010

Amendment to IAS 38: Intangible assets	01/07/2010

Amendment to IAS 1: Presentation of financial statements	01/01/2010

Amendment to IAS 36: Impairment assets	01/01/2010

Amendment to IFRS 5: Non-current assets held for sale and discontinued operations	01/01/2010

Mandatory application:
annual periods
Interpretation	beginning on or after

IFRIC 17: Distributions to owners of non-monetary assets	01/07/2009

IFRIC 18: Transfers of assets from customers	01/07/2009

Amendment to IFRIC 9: Reassessment of embedded derivatives	01/07/2009

Amendment to IFRIC 16: Hedges of a net investment in a foreign operation	01/07/2009

b)  Accounting pronouncements effective as of January 1, 2011:

Mandatory application:
annual periods
Standards and amendments	beginning on or after

Amendment to IAS 32: Classification of rights issues	01/02/2010

IAS 24 revised: Related party disclosures	01/01/2011

IFRS 9: Financial instruments	01/01/2013

Amendment to IFRS 3: Business Combinations	01/07/2010

Amendment to IFRS 7: Financial Instruments: Disclosures	01/01/2011

Amendment to IAS 1: Presentation of financial statements	01/01/2011

Amendment to IAS 27: Consolidated and separate financial statements	01/07/2010

Amendment to IAS 34: Interim financial reporting	01/01/2011

Mandatory application:
annual periods
Interpretation	beginning on or after

IFRIC 19: Extinguishing financial liabilities with equity instruments	01/07/2010

Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011

Amendment to IFRIC 13: Customer loyalty programs	01/01/2011

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the period of their first application.

2.2.    Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or purchase accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6).

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

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries exercise a significant influence but has no control, this usually arise by a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post acquisition movements in reserves of investees or associates are shown in reserves. Post-acquisition movement is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

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

The land of Lan Airlines S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment is shown, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that were  revalued on first time adoption of IFRS.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.
Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.
The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

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

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisitions of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once a year to check that there has been no reversal of the loss.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transition.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those in their initial classification has been designated as at fair value through profit or loss. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using  fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

(c)	Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity  are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as other current financial assets.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method. Held to maturity investments are carried at amortized cost using the effective interest rate.

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

2.10.	Derivative financial instruments and hedging activities

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

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

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

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

(a)	Fair value hedges

Changes in the fair value of derivatives designated and that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under “Other gains (losses)”.

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in net equity is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method. The net realizable value is the estimated selling price in the normal course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses.  An allowance for impairment losses of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable. The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered as indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.           Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and easily-liquidated investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

2.15.	Trade and other accounts payable

Trade payables and other accounts payables are initially recognized at fair value and subsequently at amortized cost are valued according to the method of the effective interest rate

2.16.           Interest-bearing loans

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

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Deferred taxes

Deferred taxes are calculated, according to the balance-sheet method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

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

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by the application of the actuarial value of the accrued cost of the benefit method, and take into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the period when they occur.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that some payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the financial statements of the time value of money, plus the specific risks related to the liability in question.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

a.1	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

a.2	Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers every time that members fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

a.3	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

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

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Interest-bearing loans. The element of interest in the financial cost is charged in the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under a financial lease is depreciated over the shorter of its useful life and the lease term and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

 The costs incurred for scheduled major maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours.

The unscheduled maintenances of aircraft and engines, and minor maintenances, are charged to income as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to income when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

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

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (WTI) crude, which has a high correlation with Jet Fuel and is a highly liquid asset and therefore has advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During 2010, the Company booked gains of US$ 1 million on fuel hedging. During 2009, the Company recognized losses of US$ 128.7 million for the same reason.

At December 31, 2010, the market value of its fuel positions amounted to US$ 45.8 million.  At the December 31, 2009, this market value was US$ 13.6 million. The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of December 31, 2010	Maturities
	Q111	Q211	Q311	Q411	Total

Volume (thousands of barrels WTI)	1,848	918	687	324	3,777
Agreed future value (US$ per barril)(*)	82	81	84	90	83
Total (ThUS$)	151,536	74,358	5,778	29,160	313,491

Approximate percentage of hedge
(of expected consumption value)	54%	27%	19%	8%	26%

(*)Weighted average between collars and asset options

Positions as of December 31, 2009	Maturities
	Q110	Q210	Q310	Q410	Total

Volume (thousands of barrels WTI)	1,404	1,371	876	738	4,389
Agreed future value (US$ per barril)(*)	84	80	79	82	81
Total (ThUS$)	117,936	109,680	69,204	60,516	355,509

Approximate percentage of hedge
(of expected consumption value)	48%	49%	29%	24%	37%

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

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of 2011. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2010, and 2009.

	Positions as of December 31, 2010	Positions as of December 31, 2009
Benchmarck price	effect on equity	effect on equity
WTI (US$ per barrel)	(millions of US$)	(millions of US$)

+ 5	+16.7	+ 14.6
-5	-15.7	-13.6

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

Given the fuel hedge structure to December 31, 2010, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant a saving of approximately US$ 27.1 million in the cost of total fuel consumption. A vertical rise by US$ 5 in the WTI benchmark price (the monthly daily average) would have meant an impact of approximately US$ 26.0 million of increased fuel costs for 2010.

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

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations which accrued interest at a floating rate.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 94% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days London Inter Bank Offer Rate (LIBOR) and the nominal Chilean Active Banking Rate (TAB) 180-day rate.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations.  These changes are considered reasonably possible based on current market conditions.

	Positions as of December 31, 2010	Positions as of December 31, 2009
Increase (decrease)	effect on pre-tax earnings	effect on pre-tax earnings
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-1.18	-0.87
-100 basis points	+1.18	+0.87

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

Increase	Positions as of December 31, 2010	Positions as of December 31, 2009
futures curve	effect on equity	effect on equity
months	(millions of US$)	(millions of US$)

+100 basis points	42.39	49.64
-100 basis points	(45.35)	(53.23)

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market. These are because the levels indicated by the futures curves are not necessarily met and will change in each period.

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)	Local exchange-rate risk:

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

The company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps. The impact of remaining, unhedged exposures is monitored on an ongoing basis and for the periods presented has not been relevant to the company’s results.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due.

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

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty. All other financial assets with contractual cash flows other than trade receivables are considered by the Company to have minimal credit risk, as they relate principally to the instruments issued by counterparties with high credit quality. The maximum credit loss associated with these instruments is their carrying value.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by the issuing institutions.

The exposure consists of the term granted, and this fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (BSP), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Credit quality of financial assets

The credit evaluation system used by the Company for trade receivables is that provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

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

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2010

									More than	More than	More than
								Up to	90 days	one to	three to	More than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five			Effective	Nominal	Nominal
liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	Amortization	rate	value	rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Guaranteed obligations	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	ING	U.S.A.	US $	7,425	22,305	53,471	47,128	93,325	223,654	Quarterly	5.19%	181,029	4.69%
		Lan Airlines S.A.	Chile	0- E	CALYON	France	US $	21,045	63,352	130,785	39,186	20,916	275,284	Quarterly	4.47%	256,417	4.47%
		Lan Airlines S.A.	Chile	0- E	PEFCO	U.S.A.	US $	19,838	59,513	158,688	149,595	209,374	597,008	Quarterly	5.16%	497,692	4.60%
		Lan Airlines S.A.	Chile	0- E	BNP PARIBAS	U.S.A.	US $	22,831	68,726	184,673	186,931	385,438	848,599	Quarterly	4.49%	707,306	4.00%
		Lan Airlines S.A.	Chile	0- E	WELLS FARGO	U.S.A.	US $	5,626	16,842	44,872	44,796	135,714	247,850	Quarterly	3.64%	204,392	3.53%
		Lan Airlines S.A.	Chile	0- E	CITIBANK	U.S.A.	US $	8,984	27,039	72,767	73,806	206,771	389,367	Quarterly	3.93%	326,235	3.48%
		Lan Airlines S.A.	Chile	0- E	SANTANDER	Spain	US $	2,919	8,859	24,242	25,206	95,708	156,934	Quarterly	0.95%	148,741	0.83%

Financial leases	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	ING	U.S.A.	US $	3,899	11,685	30,440	25,695	11,675	83,394	Quarterly	4.08%	77,096	3.71%
		Lan Airlines S.A.	Chile	0- E	CALYON	France	US $	2,249	6,786	18,376	22,613	43,431	93,455	Quarterly	1.27%	87,337	1.27%
		Lan Airlines S.A.	Chile	0- E	CITIBANK	U.S.A.	US $	1,692	5,249	26,758	-	-	33,699	Quarterly	1.32%	32,921	1.27%
		Lan Airlines S.A.	Chile	0- E	S.CHARTERED	U.S.A.	US $	3,858	11,873	14,628	-	-	30,359	Quarterly	1.28%	29,864	1.25%

Bank loans	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	SANTANDER MADRID	Spain	US $	-	26,125	12,726	-	-	38,851	Semiannual	3.64%	37,500	3.55%

Bank loans	89.862.200- 2	Lan Airlines S.A.	Chile	97.023.000- 9	CORPBANCA	Chile	CLP	13,479	13,158	12,713	-	-	39,350	Semiannual	6.53%	36,858	6.44%
		Lan Airlines S.A.	Chile	76.645.030- K	ITAU	Chile	CLP	-	21,653	10,332	-	-	31,985	Semiannual	6.67%	29,967	6.60%
		Lan Airlines S.A.	Chile	97.006.000- 6	BCI	Chile	CLP	-	38,144	18,188	-	-	56,332	Semiannual	6.71%	52,723	6.63%
		Lan Airlines S.A.	Chile	97.030.000- 7	ESTADO	Chile	CLP	-	47,521	22,666	-	-	70,187	Semiannual	6.65%	65,704	6.59%
		Aires S.A.	Colombia	0- E	HELM	Colombia	COP	3,944	-	-	-	-	3,944	30 days	3.37%	3,936	3.37%

Other loans	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	SANTANDER MADRID	Spain	US $	586	1,587	72,962	-	-	75,135	-	3.29%	72,962	3.29%
		Lan Airlines S.A.	Chile	0- E	BOEING	U.S.A.	US $	1,862	1,207	106,665	-	-	109,734	-	2.04%	106,209	2.04%

Derivatives	89.862.200- 2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	6,018	22,331	61,273	24,643	4,751	119,016	-	-	115,189	-

Non-hedging Derivatives	89.862.200- 2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	1,461	4,239	9,891	5,608	-	21,199	-	-	20,703	-

Accounts payable		Lan Airlines S.A.
other accounts payable		and subsidiaries	Varios	-	Varios	-	US $	277,327	26,002	-	-	-	303,329	-	-	303,329	-
							CLP	28,058	-	-	-	-	28,058	-	-	28,058
							Others	169,307	-	-	-	-	169,307	-	-	169,307

Other accounts payable,		Lan Airlines S.A.
non-currents		and subsidiaries	Varios	-	Varios	-	US $	-	-	54,000	-	-	54,000	-	-	54,000	-

Accounts payable		Lan Airlines S.A.			Lufthansa Lan
related parties		and subsidiaries	Varios	96847880- k	Technical training S.A.	-	-	184	-	-	-	-	184	-	-	184	-
	Total							602,592	504,196	1,141,116	645,207	1,207,103	4,100,214			3,645,660

Class of liability  for the analysis of liquidity risk ordered by date of maturity as of December 31, 2009

									More than	More than	More than
								Up to	90 days	one to	three to	More than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five			Effective	Nominal	Nominal
Liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	Amortization	rate	value	rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,355	22,153	59,137	47,630	116,885	253,160	Quarterly	5.19%	201,409	4.63%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	20,878	62,824	166,879	67,336	40,878	358,795	Quarterly	5.01%	325,998	5.01%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	19,830	59,513	158,706	158,703	279,604	676,356	Quarterly	5.14%	552,605	4.58%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	24,127	72,581	195,244	197,936	529,928	1,019,816	Quarterly	3.86%	840,814	3.72%
		Lan Airlines S.A.	Chile	0-E	RBS	U.S.A.	US $	6,083	18,250	48,667	48,667	135,929	257,596	Quarterly	6.40%	191,879	5.67%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	1,551	5,637	15,009	14,975	52,100	89,272	Quarterly	3.61%	72,770	3.50%

Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	3,940	11,790	31,105	51,561	-	98,396	Quarterly	4.45%	89,389	3.98%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	2,215	6,659	18,054	31,643	41,394	99,965	Quarterly	1.26%	95,036	1.24%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,585	4,920	33,656	-	-	40,161	Quarterly	1.10%	39,018	1.03%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	9,709	19,053	29,958	-	-	58,720	Quarterly	0.89%	58,247	0.73%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	930	13,435	52,335	-	-	66,700	Semiannual	3.77%	50,000	3.68%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile		CORPBANCA	Chile	CLP	643	11,993	34,991	-	-	47,627	Semiannual	2.92%	45,356	2.82%
		Lan Airlines S.A.	Chile		ITAU	Chile	CLP	-	10,348	28,504	-	-	38,852	Semiannual	3.14%	36,876	3.06%
		Lan Airlines S.A.	Chile		BCI	Chile	CLP	-	18,390	50,287	-	-	68,677	Semiannual	3.38%	64,879	3.30%
		Lan Airlines S.A.	Chile		ESTADO	Chile	CLP	-	22,721	62,520	-	-	85,241	Semiannual	3.12%	80,852	3.06%

Other loans	89.862.200-2	Lan Airlines S.A.	Chile		BOEING	U.S.A.	US $	604	715	34,524	-	-	35,843	-	1.78%	34,524	1.78%

Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	5,118	16,647	39,874	11,326	(2,279)	70,686	-	-	69,433	-

Non-hedging Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	511	1,484	3,364	2,557	263	8,179	-	-	7,839	-

Accounts payable other accounts payable		Lan Airlines S.A.
		and subsidiaries	Several	-	sundry	-	US $	176,136	52,845	-	-	-	228,981	-	-	228,981	-
							CLP	35,023	-	-	-	-	35,023	-	-	35,023	-
							Others	113,434	-	-	-	-	113,434	-	-	113,434	-

Other accounts payable,		Lan Airlines S.A.
non-currents		and subsidiaries	Several	-	sundry	-	US $	-	-	54,000	18,000	-	72,000	-	-	72,000	-

Accounts payable		Lan Airlines S.A.
related parties		and subsidiaries	Several	-	sundry	-	US $	297	-	-	-	-	297	-	-	297	-
	Total							429,969	431,958	1,116,814	650,334	1,194,702	3,823,777			3,306,659

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

At the end of 2009, the Company had provided US$ 40.4 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of December 31, 2010, have provided US$ 38.1 millions in security for cash due at maturity and acquisition of fuel contracts and rates, rising fuel prices and falling interest rates .

3.2.	Capital risk management

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

Currently the company's strategy, which has not changed since 2007, and has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of December 31, 2010, and December 31, 2009, were as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Total Loans	3,259,666	3,074,425
Last twelve months Operating lease payment x 8	788,704	669,696
Less:
Cash and marketable securities	(737,093)	(791,912)
Total net adjusted debt	3,311,277	2,952,209
Net Equity	1,296,814	1,098,827
Net coverage reserves	107,050	92,230
Total Capital	4,715,141	4,143,266

Leverage ratio	70.2%	71.3%

3.3.	Estimates of fair value

At December 31, 2010, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent),
Interest rate derivative contracts,
Fuel derivative contracts,
Currency derivative contracts, and
Investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (III) fair value based on inputs for the asset or liability that are not based on observable market data.

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

The following table shows the classification of financial instruments at fair value at December 31, 2010 depending on the level of information used in the assessment:

	Fair value	Fair value measurements using values
	At December 31,	considered as
	2010	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Short-term mutual funds	196,620	196,620	-	-
Fair value of interest rate derivatives	422	-	422	-
Fair value of fuel derivatives	45,814	-	45,814	-
Fair value of investment funds	58,857	58,857	-	-
Liabilities
Fair value of interest rate derivatives	119,014	-	119,014	-
Fair value of foreign currency derivatives	20,916	-	20,916	-
Interest rate derivatives not accounted for as hedging instruments	19,748	-	19,748	-

Additionally, at December 31, 2010, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values the Company has valued these instruments as shown in the table below:

	As of December 31, 2010		As of December 31, 2009
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	3,857	3,857	2,707	2,707
Bank balance	24,432	24,432	31,176	31,176
Time Deposits	406,143	406,143	522,077	522,077
Other financial assets
Domestic and foreign bonds	47,184	50,294	60,415	63,341
Other financial assets	80,836	80,836	27,227	27,227
Trade and other accounts receivables and right receivable, non-currents	489,233	489,233	430,929	430,929
Accounts receivable from related entities	50	50	38	38

Other financial liabilities	2,945,294	2,965,803	2,774,942	2,900,232
Trade and other accounts payable, currents	500,694	500,694	377,438	377,438
Accounts payable to related entities	184	184	297	297
Other accounts payable, non-currents	368,372	368,372	371,483	371,483

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and others accounts payables, non-currents, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets, valuation was performed according to market prices at year end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

1.	The evaluation of possible impairment losses for certain assets.

2.	The useful lives and residual values of fixed and intangible assets.

3.	The criteria employed in the valuation of certain assets.

4.	Air tickets sold that are not actually used.

5.	The calculation of deferred income at the period-end, corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card which have not yet been used.

6.	The need provisions and where required the determination of their values.

7.	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require them to be modified in the future, in which case the effects would be accounted for prospectively.

NOTE 5 – SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers. An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in taking decisions with respect to the assignment of resources and evaluation of results. The Company believes that it has only one operating segment: air transportation.

	Air transportation segment
	For the year ended
	December 31,
	2010	2009	2008
	ThUS	$ThUS	$ThUS$

Income from ordinary activities	4,523,328	3,655,513	4,283,187

Interest income	14,946	18,183	18,480
Interest expense	(155,279)	(153,109)	(125,488)
Total Net interest expense	(140,333)	(134,926)	(107,008)

Depreciation and amortization	(336,491)	(304,062)	(256,499)
Segment profit	419,702	231,126	336,480
Earnings on investments	132	315	696
Expenses for income tax	(81,107)	(44,487)	(65,094)
Assets of segment	6,785,897	5,771,972	5,196,866
Investments in associates	593	1,236	1,389
Purchase of non-monetary assets	1,048,394	555,279	788,906

The Company’s revenues by geographic area are as follows:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Peru	554,072	458,384	432,979
Argentina	496,546	404,795	437,759
USA	858,630	680,179	946,235
Europe	447,702	343,819	380,824
Chile	1,239,350	1,004,291	1,149,084
Others*	927,028	764,045	936,306
Total (**)	4,523,328	3,655,513	4,283,187

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are primarily composed of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

(*)	Includes the rest of Latin America and Asia Pacific.

(**)	Includes operating revenues and other operating income.

NOTE 6 – CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Cash	3,857	2,707
Bank balances	24,432	31,176
Time deposits	406,143	522,077
Others	196,620	175,537
Total	631,052	731,497

Cash and cash equivalents are denominated in the following currencies at December 31, 2010, and December 31, 2009, are as follows:

	As of	As of
	December 31,	December 31,
Currency	2010	2009
	ThUS$	ThUS$

US Dollar	194,212	228,879
Chilean peso (*)	368,360	435,514
Euro	7,844	13,255
Argentine peso	11,230	6,105
Brazilian real	4,759	3,041
Other currencies	44,647	44,703
Total	631,052	731,497

(*)  The Company entered into currency derivative contracts (forward exchange controls) for  ThUS $ 169,357 at December 31, 2010 (ThUS $ 367,412 at December 31, 2009), for conversion into dollars of investments in Chilean pesos and currency derivative contracts (cross currency swaps) for ThUS $ 30,258 at December 31, 2010 (ThUS $ 0 at December 31, 2009), for conversion into dollars of investment in Unidades de Fomento (“UF”).

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela.  At December 31, 2010 the amount subject to such restrictions in dollar terms is ThUS$ 26,738 (ThUS$ 26,196 at 31 December 2009).

The Company has no significant non-monetary transactions that should be reported.

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2010

Assets					Designated as
					at fair value
		Loans and			through profit
	Held to	accounts	Hedging	Held to	and loss on initial
	maturity	receivable	derivatives	trading	recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	-	434,432	-	196,620	-	631,052
Other financial assets (*)	47,691	80,329	80,161	-	58,857	267,038
Trade and other current accounts receivable	-	481,350	-	-	-	481,350
Current accounts receivable from related parties	-	50	-	-	-	50
Non-current rights receivable	-	7,883	-	-	-	7,883
Total	47,691	1,004,044	80,161	196,620	58,857	1,387,373

Liabilities			Other
			Financial	Hedging	Held to
			liabilities	derivatives	trading	Total
			ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities			2,945,294	139,930	19,748	3,104,972
Trade and other current accounts payable			500,694	-	-	500,694
Current accounts payable to related parties			184	-	-	184
Other non-current accounts payable			368,372	-	-	368,372
Total			3,814,544	139,930	19,748	3,974,222

(*)The value submitted in held to maturity corresponds, mainly, to domestic and foreign bonds; and in the initial time designated at fair value through profit or loss applicable to private investment funds.

As of December 31, 2009

Assets		Loans and
	Held to	accounts	Hedging	Held to
	maturity	receivable	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	-	555,960	-	175,537	731,497
Others financial assets (*)	60,923	26,719	43,049	-	130,691
Trade and other current accounts receivable	-	423,739	-	-	423,739
Current accounts receivable from related parties	-	38	-	-	38
Non-current rights receivable	-	7,190	-	-	7,190
Total	60,923	1,013,646	43,049	175,537	1,293,155

Liabilities		Other
		financial	Hedging	Held to
		liabilities	derivatives	trading	Total
		ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities		2,774,942	78,333	7,835	2,861,110
Trade and other current accounts payable		377,438	-	-	377,438
Current accounts payable to related parties		297	-	-	297
Other non-current accounts payable		371,483	-	-	371,483
Total		3,524,160	78,333	7,835	3,610,328

(*) The value submitted in held to maturity corresponds mainly to domestic and foreign bonds.

7.2.	Financial instruments by currency

	As of	As of
	December 31,	December 31,
a) Assets	2010	2009
	ThUS$	ThUS$
Cash and cash equivalents	631,052	731,497
US Dollar	194,212	228,879
Chilean Peso	368,360	435,514
Euro	7,844	13,255
Argentine Peso	11,230	6,105
Brazilian Real	4,759	3,041
Others	44,647	44,703

Other financial Assets	267,038	130,691
US Dollar	255,808	122,122
Brazilian Real	6,731	5,334
Others	4,499	3,235

Trade and other current accounts receivable	481,350	423,739
US Dollar	354,702	319,980
Chilean Peso	28,606	52,073
Euro	8,429	5,192
Argentine Peso	6,702	15,158
Brazilian Real	31,329	11,190
Australian Dollar	12,456	7,595
Others	39,126	12,551

Non-current rights receivable	7,883	7,190
US Dollar	9	9
Chilean Peso	7,864	7,179
Others	10	2

Current accounts receivable from related parties	50	38
US Dollar	29	29
Chilean Peso	21	9

Total financial assets	1,387,373	1,293,155
US Dollar	804,760	671,019
Chilean Peso	404,851	494,775
Euro	16,273	18,447
Argentine Peso	17,932	21,263
Brazilian Real	42,819	19,565
Australian Dollar	12,456	7,595
Others	88,282	60,491

b) Liabilities

Liabilities information is detailed in the table within Note 3 section (c) Liquidity risk.

NOTE 8 – TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT RIGHTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Trade accounts receivable	435,576	407,320
Other accounts receivable and rights receivable	75,734	47,426
Total trade and other accounts receivable	511,310	454,746
Less: Allowance for impairment loss	(22,077)	(23,817)
Total net trade and other accounts receivable	489,233	430,929
Less: non-currents portion – rights receivable	(7,883)	(7,190)
Trade and other accounts receivable, currents	481,350	423,739

The fair value of trade and other accounts receivable does not differ significantly from their book value.

There are overdue accounts receivable but that are not impaired. Maturity of these accounts is as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Up to 3 months	12,506	10,094
Between 3 and 6 months	11,114	8,718
Total	23,620	18,812

The amounts of impaired trade and other accounts receivable are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Judicial and extra-judicial collection	10,586	10,383
Debtors under extra-judicial collection process	5,259	5,031
Total	15,845	15,414

Currency balances that make up the trade receivables, other accounts receivables and rights receivables non-current at December 31, 2010 and December 31, 2009, are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
Currency	ThUS$	ThUS$

US Dollar	354,711	319,989
Chilean Peso	36,470	59,252
Euro	8,429	5,192
Argentine Peso	6,702	15,158
Brazilian Real	31,329	11,190
Australian Dollar	12,456	7,595
Other	39,136	12,553
Total	489,233	430,929

The Company recorded allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment

Judicial and extra-judicial collection Assets	100%
Over 1 year	100%
Betwen 6 and 12 months	50%

The movement in the allowance for impairment loss of trade accounts and other accounts receivables from January 01, 2009 and December 31, 2010 is as follows:

ThUS$

As of January 01, 2009	(22,790)
Write-offs	6,110
Increase in allowance	(7,137)
Balance as of December 31, 2009	(23,817)
As of January 01, 2010	(23,817)
Write-offs	5,039
Increase in allowance	(3,299)
Balance as of December 31, 2010	(22,077)

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

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above:

	As of December 31, 2010			As of December 31, 2009
		Gross	Exposure net		Gross	Exposure net
	Gross	Impaired	of risk	Gross	Impaired	of risk
	exposure	exposure	concentrations	exposure	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	435,576	(22,077)	413,499	407,320	(23,817)	383,503
Other accounts receivable	75,734	-	75,734	47,426	-	47,426

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially important direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED PARTIES

The accounts receivable from and payable to related entities as of December 31, 2010 and December 31, 2009, respectively, are as follows:

a)	Accounts Receivable

At December 31, 2010 and December 31, 2009, there have been no loan loss provisions.

			Country	As of	As of
			of	December 31,	December 31,		Transaction	Nature of
Tax No.	Related Party	Relationship	origin	2010	2009	Currency	deadlines	transaction
				MUS$	MUS$
96.778.310-2	Concesionaria Chucumata S.A.	Asociate	Chile	4	6	CLP	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociate	Chile	2	-	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others Related Parties	Chile	15	-	CLP	30 to 45 Days	Monetary
96.669.520-K	Red de Televisión Chilevisión S.A.	Others Related Parties	Chile	-	3	CLP	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others Related Parties	Chile	29	29	US$	30 to 45 Days	Monetary
	Total current assets			50	38

b)	Accounts payable

			Country	As of	As of
			of	December 31,	December 31,		Transaction	Nature of
Tax No.	Related Party	Relationship	origin	2010	2009	Currency	deadlines	transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	184	246	US$	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	-	6	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Other Related Parties	Chile	-	10	CLP	30 to 45 Days	Monetary
Foreign	Inversora Aeronáutica Argentina	Other Related Parties	Argentina	-	35	US$	30 to 45 Days	Monetary
	Total current liabilities			184	297

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 – INVENTORIES

The inventories at December 31, 2010 and December 31, 2009 respectively, are detailed below:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Technical stock	40,625	35,684
Non-technical stock	12,568	10,879
	53,193	46,563

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services, which are valued at average cost, net of provision for obsolescence that as of December 31, 2010 amounts to ThUS$ 3,075 (ThUS$ 808 as of December 31, 2009). The resulting amounts do not exceed the respective net realizable values.

For the period ended December 31, 2010, the Company recorded ThUS$ 32,915 (ThUS$ 32,677 for the period ended December 31, 2009 and ThUS$ 35,147 for the period ended December 31, 2008) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of cost of sales.

NOTE 11 – OTHER FINANCIAL ASSETS

The composition of other financial assets, is as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
a) Other financial assets	165,712	72,027
b) Hedging asset	79,739	38,640
Total Current	245,451	110,667

Non-current
a) Other	21,165	15,615
b) Hedging assets	422	4,409
Total non-current	21,587	20,024

a)	Other financial assets

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
Investment Funds	58,857	-
Domestic and Foreign bonds	47,184	60,415
Guarantees for margins of derivatives	39,868	2,400
Deposits in guarantee (aircraft)	12,030	308
Other guarantees given	7,773	8,904
Total current	165,712	72,027
Non-current
Deposits in guarantee (aircraft)	15,000	13,780
Other guarantees given	5,658	1,327
Other investments	507	508
Total non-current	21,165	15,615
Total other financial assets	186,877	87,642

b)      Hedging assets

Hedging assets as of December 31, 2010 and December 31, 2009, are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
Interest accrued since last payment date currency Swap	3,691	-
Cash-flow hedge of interest-rate risk	-	501
Cash-flow hedge of currency risk	30,234	23,691
Cash-flow hedge of fuel-price risk	45,814	14,448
Total current	79,739	38,640
Non-current
Cash-flow hedge of interest-rate risk	422	2,628
Cash-flow hedge of currency risk	-	1,781
Total non-current	422	4,409
Total hedging assets	80,161	43,049

Foreign currency derivatives include the fair value of Cross Currency Swap contracts.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 20.

NOTE 12 – OTHER NON FINANCIAL ASSETS

The composition of other non financial assets is as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
a) Advance Payments	17,648	15,258
b) Other assets	1,172	1,870
Total current	18,820	17,128

Non-Current
a) Advance Payments	3,768	713
b) Other assets	28,740	28,023
Total non-current	32,508	28,736

a)	Advance payments

Advance payments as of December 31, 2010 as of December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
Aircraft insurance and other	6,459	5,978
Aircraft leases	7,343	6,204
Others	3,846	3,076
Total current	17,648	15,258
Non-Current
Handling and ground handling services	2,971	-
Others	797	713
Total non-current	3,768	713
Total advance payments	21,416	15,971

b)	Other assets

Other assets as of December 31, 2010, as of December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Current
Others	1,172	1,870
Total current	1,172	1,870

Non-current
Recoverable taxes	23,343	20,308
Deferred expense for aircraft rental	4,984	7,328
Others	413	387
Total non-current	28,740	28,023
Total other assets	29,912	29,893

NOTE 13 – NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2010, and December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Engines	2,204	5,603
Inventories on consignment	748	2,348
Aircraft	1,537	1,537
Scrapped aircraft	970	880
Rotables	38	551
Total	5,497	10,919

During the financial year 2010 sales were made of rotables, inventories held on consignment and three engines, all of the Boeing 737 fleet.

During the same period of 2009 sales were made of rotables, inventories held on consignment, sale of an aircraft and five engines, all of the Boeing 737 fleet.

The balances have been written down by ThUS$ 5,212 (ThUS$ 4,179 at December 31, 2009) to fair value less costs to sell.

The Company has no discontinued operations as of December 31, 2010.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes special-purpose entities and investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and investment funds that have been consolidated:

As of December 31, 2010

	Assets	Liabilities
	ThUS$	ThUS$

Current	442,743	565,606
Non-current	1,388,194	773,927
Total	1,830,937	1,339,533

As of December 31, 2009

	Assets	Liabilities
	ThUS$	ThUS$
Current	261,917	359,230
Non-current	1,246,141	757,164
Total	1,508,058	1,116,394

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Total operating revenues	1,931,998	1,567,503
Total expenses	(1,849,438)	(1,483,185)
Total net income	82,560	84,318

Significant subsidiaries detailed as of December 31, 2010

				Nature and scope of
	Country			significants restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller

Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2010						For the year ended December 31, 2010
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	124,761	113,579	11,182	114,771	113,750	1,021	759,704	1,524
Lan Cargo S.A.	737,550	183,877	553,673	340,082	103,018	237,064	209,512	59,285
Lan Argentina S.A.	113,168	84,751	28,417	88,286	87,420	866	381,168	2,984
Transporte Aéreo S.A.	329,190	215,575	113,615	123,056	28,777	94,279	296,543	31,227
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	48,416	24,561	23,855	51,723	38,299	13,424	235,877	1,011

Significant subsidiaries detailed as of December 31, 2009

				Nature and scope of
	Country			significants restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller

Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2009						For the year ended December 31, 2009
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenues	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	85,773	75,886	9,887	75,221	74,607	614	683,453	4,830
Lan Cargo S.A.	744,176	174,147	570,029	374,378	87,213	287,165	175,734	97,186
Lan Argentina S.A.	96,720	66,020	30,700	73,194	72,521	673	316,859	10,205
Transporte Aéreo S.A.	319,340	202,246	117,094	118,433	21,256	97,177	251,398	38,759
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	43,638	19,137	24,501	47,955	34,953	13,002	195,718	1,651

NOTE 15 - EQUITY ACCOUNTED INVESTMENTS

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2010 and December 31, 2009, and the statements of income for the periods ended December 31, 2010, and December 31, 2009:

As of December 31, 2010

	Assets	Liabilities
	ThUS$	ThUS$

Current	1,865	301
Non-current	382	562
Total	2,247	863

As of December 31, 2009

	Assets	Liabilities
	ThUS$	ThUS$

Current	5,338	414
Non-current	356	322
Total	5,694	736

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Total operating revenues	2,408	5,981
Total expenses	(2,162)	(4,486)
Sum of net income	246	1,495

The Company has shown as investment in associates its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the year ended December 31, 2010.

			Percentage of ownership		Cost of investment
			As of	As of	As of	As of
	Country of	Functional	December 31,	December 31,	December 31,	December 31,
Company	incorporation	currency	2010	2009	2010	2009
			%	%	ThUS$	ThUS$

Austral Sociedad
Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702
Concesionaria Chucumata S.A.	Chile	CLP	16.70	16.70	119	119

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates for the periods January 01, 2009 and December 31, 2010 is as follows:

ThUS$

Opening balance as of January 01, 2009	1,389
Equity accounted earnings	315
Participation in previous period items	(54)
Dividends received	(414)
Total changes in investments in associated entities	(153)
Closing balance as of December 31, 2009	1,236

Opening balance as of January 01, 2010	1,236
Equity accounted earnings	132
Other reductions	(665)
Dividends received	(110)
Total changes in investments in associated entities	(643)
Closing balance as of December 31, 2010	593

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

NOTE 16 - INTANGIBLE ASSETS OTHER THAN GOODWILL

Composition and movement of intangible assets

Intangible assets are as follows:

Classes of intangible assets (net)	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Computer software	45,183	34,087
Other assets	566	727

Total	45,749	34,814

Classes of intangible assets (gross)	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Computer software	83,875	63,585
Other assets	808	808

Total	84,683	64,393

The movement in software and other assets from January 01, 2009 and December 31, 2010 is as follows:
		Other
	Software	assets
	Net	Net	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009	27,447	-	27,447
Additions	14,881	808	15,689
Withdrawals	(73)	-	(73)
Amortization	(8,168)	(81)	(8,249)

Balance as of December 31, 2009	34,087	727	34,814

		Other
	Software	assets
	Net	Net	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	34,087	727	34,814
Additions	20,915	-	20,915
Acquisitions through business combinations	154	-	154
Withdrawals	(779)	-	(779)
Amortization	(9,194)	(161)	(9,355)
Balance as of December 31, 2010	45,183	566	45,749

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost and amortization is made on a straight-line basis over their estimated useful lives. The amortization of each period is shown in the consolidated statement of results in administrative expenses. The accumulated amortization of computer programs as of December 31, 2010 amounts to ThUS$ 38,692 (ThUS$ 29,498 as of December 31, 2009). The accumulated amortization of other identifiable intangible assets as of December 31, 2010 amounts to ThUS$ 242 (ThUS$ 81 as of December 31, 2009).

NOTE 17 – GOODWILL

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at December 31, 2010 amounted to ThUS$ 157,994 (ThUS$ 63,793 at December 31, 2009)

The Company performed an impairment test based on the value in use and no impairment was identified.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The company projects cash flows for number periods which is consistent with its internal budgeting process and thereafter calculates a terminal value. Growth rates applied in determining these terminal values are consistent with long range economic forecasts for the relevant markets in which these cash generating units operate. The determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units’ future cash flows.

The movement of goodwill from January 01, 2009 to December 31, 2010, is as follows:

Opening balance as of January 01, 2009	62,927
Additions	920
Decrease due to exchange rate differences	(54)
Closing balance as of December 31, 2009	63,793

Opening balance as of January 01, 2010	63,793
Additions (*)	94,224
Decrease due to exchange rate differences	(23)
Closing balance as of December 31, 2010	157,994

(*) Corresponds to the goodwill generated by the purchase of Aerovías de Integración Regional, Aires S.A. (see Note 39).

NOTE 18 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009	2010	2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress	715,603	264,259	-	-	715,603	264,259
Land	35,538	35,538	-	-	35,538	35,538
Buildings	101,181	100,662	(21,060)	(18,696)	80,121	81,966
Plant and equipment	4,816,723	4,051,718	(1,153,587)	(820,036)	3,663,136	3,231,682
Information technology equipment	83,711	75,185	(65,112)	(60,142)	18,599	15,043
Fixed installations and accessories	52,954	45,526	(25,951)	(21,867)	27,003	23,659
Motor vehicles	3,269	2,853	(1,979)	(1,902)	1,290	951
Leasehold improvements	87,168	76,536	(43,048)	(26,250)	44,120	50,286
Other property, plants and equipment	646,236	863,620	(283,216)	(370,448)	363,020	493,172

Total	6,542,383	5,515,897	(1,593,953)	(1,319,341)	4,948,430	4,196,556

The movement in the different categories of property, plant and equipment from January 01, 2009 to December 31, 2010 is shown below:

a) As of December 31, 2009									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvement	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009	267,844	35,538	78,210	3,079,911	16,336	22,027	809	46,549	418,839	3,966,063
Additions	15,232	-	20	531,038	4,025	2,109	341	863	12,951	566,579
Disposals	(7)	-	-	(6,047)	-	(16)	(25)	-	(1)	(6,096)
Transfers to (from) non-current assets (or disposal groups) classified as Held for Sale	-	-	-	(4,029)	-	-	-	-	-	(4,029)
Asset retirements	-	-	-	(2,299)	(22)	(5)	(2)	-	(864)	(3,192)
Depreciation	-	-	(2,114)	(199,673)	(5,672)	(3,777)	(179)	(13,371)	(42,069)	(266,855)
Increases (decreases) due to
exchanges differences	(49)	-	-	(2,034)	278	284	(2)	-	5	(1,518)
Other increases (decreases)	(18,761)	-	5,850	(165,185)	98	3,037	9	16,245	104,311	(54,396)
Changes, total	(3,585)	-	3,756	151,771	(1,293)	1,632	142	3,737	74,333	230,493
Closing balance as of December 31, 2009	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556

b) As of December 31, 2010									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556
Additions	10,229	-	115	571,422	9,516	2,341	420	2,410	6,673	603,126
Acquisitions through business combinations			1,006	490	137	335	107		480	2,555
Disposals	-	-	-	(190)	-	-	(7)	-	(2)	(199)
Transfers to (from) non-current assets (or disposal groups) classified as Held for Sale	-	-	-	2,552	-	-	-	-	-	2,552
Retirements	-	-	-	(6,633)	(536)	(2)	(12)	-	(2,550)	(9,733)
Depreciation	-	-	(2,315)	(235,800)	(5,217)	(3,997)	(172)	(16,797)	(32,315)	(296,613)
Increases (decreases) due to
exchanges differences	(62)	-	-	(857)	16	(13)	(3)	-	(27)	(946)
Other increases (decreases)	441,177	-	(651)	100,470	(360)	4,680	6	8,221	(102,411)	451,132
Changes, total	451,344	-	(1,845)	431,454	3,556	3,344	339	(6,166)	(130,152)	751,874
Closing balance as of December 31, 2010	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

c)      Composition of the fleet

Aircraft included in the company’s property, plant and equipment:

		As of	As of
		December 31,	December 31,
Aircraft	Model	2010	2009
Boeing 737	200ADV (1)	-	2
Boeing 767	300ER	18	17
Boeing 767	300F	8	8
Boeing 767	200ER (2)	1	1
Airbus A318	100	15	15
Airbus A319	100	20	20
Airbus A320	200	24	16
Airbus A340	300	4	4
Total		90	83

(1) Leased to Sky Service S.A.
(2) Leased to Aerovías de México S.A.

Operating leases:

		As of	As of
		December 31,	December 31,
Aircraft	Model	2010	2009
Boeing 767	300ER	10	10
Boeing 767	300F	3	1
Boeing 777	Freighter	2	2
Airbus A320	200(3)	5	2
Airbus A340	300	1	1
Boeing 737	700(4)	9	-
Bombardier	Dash 8-200 (4)	11	-
Bombardier	Dash 8-Q400 (4)	4	-
Total		45	16
Total fleet		135	99

(3) Two aircraft leased to Aeroasis S.A.
(4) Aircraft incorporated through the business combination with Aires S.A.

d)	Method used for the depreciation of property, plant and equipment:

		Useful life
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plants and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	3	20

(*) Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

Depreciation charged to income in the period ended December 31, 2010, included in the consolidated statement of income, amounts to ThUS$ 296,613 (ThUS$ 266,855 for the period ended December 31, 2009 and ThUS$ 222,997 for the period ended December 31, 2008). Depreciation charges for the year are recognized in Cost of Sales and Administrative Expenses in the consolidated statement of income.

e)	Additional information regarding property, plant and equipment:

i)	Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2010 direct guarantees were added for nine aircraft, eight of them corresponding to the Airbus 320-200 fleet, and one Boeing 767-300 fleet. Additionally, the Company exercised the option to buy three Boeing 767-300 aircraft to Condor Leasing LLC.

Description of property, plant and equipment pledged as guarantee:
			As of		As of
			December 31, 2010		December 31, 2009
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington	Aircraft and	Boeing 767	1,061,378	1,330,614	1,091,379	1,316,103
Trust Company	engines

BNP Paribas	Aircraft and	Airbus A319	297,320	370,476	324,584	389,071
	engines	Airbus A318	299,422	359,944	323,947	380,928
		Airbus A320	407,275	478,082	119,567	140,501

Calyon	Aircraft and	Airbus A319	108,803	178,342	123,760	176,072
	engines	Airbus A320	58,236	172,426	80,361	176,135
		Airbus A340	89,378	234,892	121,877	259,820
Total direct guarantee			2,321,812	3,124,776	2,185,475	2,838,630

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at December 31, 2010 amounted to ThUS $ 227,218 (ThUS $ 281,691 at December 31, 2009). The book value of assets with indirect guarantees as of December 31, 2010 amounts to ThUS$ 328,838 (ThUS $ 453,970 as of December 31, 2009).

ii)	Commitments and others

Assets fully depreciated and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Gross book value of property, plants and equipment fully depreciated still in use (1)	57,612	53,417

Commitments for the acquisition of aircraft	12,350,000	8,880,000

(1)   The amounts shown relate mainly to land support equipment, computer equipment and tools.

In December 2009, the Company signed a purchase commitment with Airbus for the purchase of another 30 aircraft of the A320 family with deliveries between 2011 and 2014. Additionally, in December 2010 the Company made another commitment to the manufacturer for the purchase of 50 new A320 family aircraft with deliveries between 2012 and 2016.

With the above, as of December 31, 2010, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 87 Airbus aircraft of the A320 family to be delivered between 2011 and 2016. The approximate amount is ThUS$ 6,300,000, according to the manufacturer’s price list.

As of December 31, 2010, and as a result of different aircraft purchase contracts signed with The Boeing Company, there remain 6 B767-300ER aircraft to be delivered between 2011 and 2012, 2 B777 – Freighter aircraft for delivery in 2012 and 26  B787  Dreamliner aircraft with a delivery date within the next 10 years. The approximate amount is ThUS$ 6,050,000, according to the manufacturer’s price list. In addition, the Company has purchase options over 1 B777- Freighter aircraft and 15 B787 Dreamliner aircraft.

The acquisition of the aircraft is part of the strategic plan for long haul fleet. This plan also means the sale of 15 aircraft model Airbus 318 between 2011 and 2013. It is estimated that this sale will have no significant impact on results.

iii)	Capitalized interest costs with respect to property, plant and equipment.

		For the year ended
		December 31,
		2010	2009	2008

Average rate of capitalization of capitalized interest cost	%	4.31	4.33	5.26
Costs of capitalized interest	ThUS$	18,400	9,943	18,821

iv)	Financial leases

The detail of the main financial leases is as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2010	2009

Condor Leasing LLC	Boeing 767	-	3
Bluebird Leasing LLC	Boeing 767	2	2
Eagle Leasing LLC	Boeing 767	2	2
Seagull Leasing LLC	Boeing 767	1	1
Linnet Leasing Limited	Airbus A320	4	4
Total		9	12

Leasing contracts where the lessee acts as the parent company of aircraft set a duration of 12 years and quarterly payments of obligations. Additionally, the tenant will hire and have outstanding obligations of insurance coverage for the aircraft, perform maintenance on them to update their own cost and airworthiness certificates.

Fixed assets acquired under financial leases are classified as Other fixed assets in Property, plant and equipment. As of December 31, 2010, the Company has 9 aircraft and 1 spare engine recorded as financial leases (12 aircraft and 1 spare engine as of December 31, 2009).

In the period ended December 31, 2010 the Company exercised the option to buy three Boeing 767-300 aircraft to Condor Leasing LLC. Product of the above, both aircraft were reclassified from the category Other property, plant and equipment to Plant and equipment category. Additionally, during December 2010 extending the financing period of a Boeing 767-300 for a period of three years.

The book value of assets under financial leases as of December 31, 2010 amounts to ThUS$ 319,541 (ThUS$ 458,417 as of December 31, 2009).

The minimum payments under financial leases are as follows:

As of December 31, 2010

	Gross		Present
	Value	Interest	Value
	ThUS$	ThUS$	ThUS$

No later than one year	57,976	(3,679)	54,297
Between one and five years	127,370	(7,421)	119,949
Over five years	55,106	(1,781)	53,325
Total	240,452	(12,881)	227,571

As of December 31, 2009

	Gross		Present
	Value	Interest	Value
	ThUS$	ThUS$	ThUS$

No later than one year	59,871	(4,846)	55,025
Between one and five years	195,102	(9,584)	185,518
Over five years	41,395	(129)	41,266
Total	296,368	(14,559)	281,809

NOTE 19 – INCOME TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority. The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(415)	(476)	290,254	221,712
Amortization	12,286	2,103	29,606	24,556
Provisions	8,128	2,995	23,017	5,097
Post-employment benefit obligations	622	333	(982)	(850)
Revaluation of financial instruments	-	-	(21,926)	(18,891)
Tax losses	13,229	5,013	-	-
Others	4,234	684	(7,957)	8,995
Total	38,084	10,652	312,012	240,619

Movements of deferred tax assets and liabilities from January 01, 2009 to December 31, 2010 are as follows:

a) As of December 31, 2009

	Beginning	Recognized in	Recognized in	Incorporation by	Ending
	balance	consolidated	comprehensive	business	balance
	asset (liability)	income	income	combinations	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(166,970)	(55,218)	-	-	(222,188)
Amortization	(29,831)	7,378	-	-	(22,453)
Provisions	4,082	(6,184)	-	-	(2,102)
Post-employment benefit obligations	853	330	-	-	1,183
Revaluation of financial	61,817	(1)	(42,925)	-	18,891
Tax losses	10,182	(5,169)	-	-	5,013
Others	(34,920)	25,601	1,008	-	(8,311)
Total	(154,787)	(33,263)	(41,917)	-	(229,967)

b) As of December 31, 2010

	Beginning	Recognized in	Recognized in	Incorporation by	Ending
	balance	consolidated	comprehensive	business	balance
	asset (liability)	income	income	combinations	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(222,188)	(68,481)	-	-	(290,669)
Amortization	(22,453)	(5,948)	-	11,081	(17,320)
Provisions	(2,102)	(17,968)	-	5,181	(14,889)
Post-employment benefit obligations	1,183	(196)	-	617	1,604
Revaluation of financial	18,891	-	3,035	-	21,926
Tax losses	5,013	(1,303)	-	9,519	13,229
Others	(8,311)	18,077	(120)	2,545	12,191
Total	(229,967)	(75,819)	2,915	28,943	(273,928)

Deferred tax assets not recognized:	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Temporary differences	2,152	2,152
Tax losses	1,662	3,629
Total Deferred tax assets not recognized	3,814	5,781

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred income tax assets of ThUS$ 1,662 (ThUS$ 3,629 at December 31, 2009) in respect of losses amounting to ThUS$ 5,992 (ThUS$ 11,456 at December 31, 2009) that can be carried against future taxable income.

Expense (income) for deferred and current income taxes for the years ended at December 31, 2010 and 2009 respectively, are as follows:

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Expense for current income tax
Current tax expense	8,890	8,323
Adjustment to previous year’s current tax	(3,153)	(2,177)
Other current tax expense (income)	(1,881)	5,556
Current tax expense, net, total	3,856	11,702

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	75,284	31,128
Increases (reduction) in value of deferred tax assets	1,967	1,657
Deferred tax expense, net, total	77,251	32,785
Income tax expense	81,107	44,487

Composition of income tax expense (income):
	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Current tax expense, net, foreign	1,121	2,185
Current tax expense, net, Chile	2,735	9,517
Current tax expense, net, total	3,856	11,702

Deferred tax expense, net, foreign	3,724	2,024
Deferred tax expense, net, Chile	73,527	30,761
Deferred tax expense, net, total	77,251	32,785
Income tax expense	81,107	44,487

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Tax expense using the legal rate	85,138	46,854
Tax effect of rates in other jurisdictions	1,491	6,792
Tax effect of non-taxable operating revenues	(4,089)	(10,556)
Tax effect of disallowable expenses	849	836
Tax effect of current period tax losses not recognized	1,967	1,801
Other increases (decreases)	(4,249)	(1,240)
Total adjustments to tax expense using the legal rate	(4,031)	(2,367)

Tax expense using the effective rate	81,107	44,487

Reconciliation of legal tax rate to effective tax rate:

	For the year ended
	December 31,
	2010	2009
	%	%

Legal tax rate	17.00	17.00
Effect of tax rates in other jurisdictions	0.30	2.46
Effect of tax rate on non-taxable operating revenues	(0.82)	(3.83)
Effect of tax rate on disallowable expenses	0.17	0.30
Effect of tax rate on use of not-previously recognized tax losses	0.39	0.66
Other increase (decrease)	(0.84)	(0.45)
Total adjustment to the legal tax rate	(0.80)	(0.86)
Total effective tax rate	16.20	16.14

Deferred taxes related to items charged to net equity:

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Aggregate deferred taxation related to items charged to net equity	2,316	(42,425)
Total deferred taxes related to item charged to net equity	2,316	(42,425)

Effects on deferred taxes of the components of other comprehensive income:

	As of December 31, 2010
		Income tax	Amount
	Amount before	expense	after
	Taxes	(income)	Taxes
	ThUS$	ThUS$	ThUS$

Cash-flow hedges	17,855	(3,035)	14,820
Translation adjustment	(708)	120	(588)
		(2,915)

	As of December 31, 2009
		Income tax	Amount
	Amount before	expense	after
	Taxes	(income)	Taxes
	ThUS$	ThUS$	ThUS$

Cash-flow hedges	(252,508)	42,925	(209,583)
Translation adjustment	5,929	(1,008)	4,921
		41,917

NOTE 20 – OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:
		As of	As of
		December 31,	December 31,
		2010	2009
		MUS$	MUS$
Current
a)	Bank loans	495,261	385,421
b)	Other financial liabilities	5,321	2,031
c)	Hedge liabilities	42,042	30,480
	Total Current	542,624	417,932

Non-current
a)	Bank loans	2,450,033	2,389,521
b)	Other financial liabilities	14,427	5,804
c)	Hedge liabilities	97,888	47,853
	Total Non-current	2,562,348	2,443,178

a)	Interest bearing loans

Obligations with credit institutions and debt instruments:
	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
Bank loans	150,915	71,124
Guaranteed obligations	283,637	245,717
Financial leases	54,297	68,076
Other loans	6,412	504
Total current	495,261	385,421

Non-current
Bank loans	73,921	207,657
Guaranteed obligations	2,023,666	1,933,607
Financial leases	173,274	213,733
Other loans	179,172	34,524
Total non-current	2,450,033	2,389,521
Total obligations with financial institutions	2,945,294	2,774,942

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each repricing date.

Currency balances that make the interest bearing loans interest at December 31, 2010 and December 31, 2009, are as follows:
	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

US Dollar	2,753,788	2,546,411
Chilean Peso (*)	187,101	228,531
Other currency	4,405	-
Total	2,945,294	2,774,942
 (*) The Company entered into cross currency swaps, fixing the payment of ThUS$ 128,056 of debt, in dollars.

b)	Other financial liabilities

The detail of other financial liabilities as of December 31, 2010 and December 31, 2009, respectively, is as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	5,321	2,031
Total current	5,321	2,031

Non-current
Interest rate derivative not recognized as a hedge	14,427	5,804
Total non-current	14,427	5,804
Total other financial liabilities	19,748	7,835

c)	Hedging liabilities

Hedging liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Current
Interest accrued since last payment date swap rates	3,826	2,935
Fair value interest rate derivatives	24,522	21,580
Fair value of foreign currency derivatives	13,694	5,089
Fair value of fuel price derivatives	-	876
Total current	42,042	30,480

Non-current
Fair value interest rate derivatives	90,666	47,853
Fair value of foreign currency derivatives	7,222	-
Total non-current	97,888	47,853
Total hedging liabilities	139,930	78,333

The foreign currency derivatives correspond to forward contracts and cross currency swaps.

Hedging operation

The fair values by type of derivative contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Forward starting swaps (FSS) (1)	(54,670)	(31,928)
Interest rate options (2)	422	3,129
Interest rate Swaps (3)	(64,344)	(37,506)
Cross currency swaps (CCIRS) (4)	26,703	19,706
Fuel Collars (5)	17,782	5,329
Fuel Swap (6)	28,032	8,244
Currency forward (7)	(13,694)	677

(1)
Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month Libor interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.

(2)
Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month Libor interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.

(3)
Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 and 6 months Libor interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(4)
Covers the significant variations in cash flows associated with market risk implicit in the changes in the TAB 180 days interest rate and the dollar exchange rate. These contracts are recorded as cash flow hedges.

(5)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(7)	Covers investments denominated in Chilean pesos to changes in the US Dollar - Chilean Peso exchange rate, with the aim of ensuring investment in dollars.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, future fuel purchases will occur and impact results from 1 to 12 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, they will occur and will impact results over the life of the related loans, which are valid for 12 years. Regarding coverage rate and currency, the impact on outcomes will occur continuously throughout the life of the contract (3 years), while cash flows will occur quarterly. Finally, the results will impact investment hedges steadily over the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the periods presented, all hedged highly probable forecast transactions have occurred.

During the periods presented, there has been no hedge ineffectiveness recognized in the consolidated statement of income.

Since none of the coverage resulted in the recognition of a nonfinancial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income and transferred from net equity to income during the year, are as follows:

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Debit (credit) recognized in comprehensive Income during the year	(17,855)	252,508
Debit (credit) transferred from net equity to Income during the year	(35,010)	(193,534)

NOTE 21 - TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

The composition of trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Current
a) Trade and other accounts payable	500,694	377,438
b) Accrued liabilities of the reporting date	144,877	99,159
Total trade and other accounts payable	645,571	476,597

a)	Trade and other accounts payable as of December 31, 2010 and December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Trade creditors	389,568	311,441
Leasing obligations	26,474	9,441
Other accounts payable (*)	84,652	56,556
Total	500,694	377,438

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America. See detail in note 22.

Trade and other payables by concept:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Aircraft fuel	104,404	71,881
Baording Fee	72,864	72,291
Landing fees	43,941	34,321
Handling and ground handling	39,915	25,885
Providers technical buying	29,594	24,784
Maintenance	28,658	15,821
Aircraft and engines lease	26,474	9,441
Professional service and advice	22,445	18,536
Other personal expenses	21,275	16,938
Marketing	21,041	11,624
U.S.A Department of Justice (*)	18,387	18,097
Achievement of objectives	15,263	13,228
In-flight services	11,761	10,253
Crew	8,188	6,400
Aviation insurance	5,931	4,976
Others	30,553	22,962
Total trade and other accounts payable	500,694	377,438

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America. See detail in note 22.

b)	The liabilities accrued at December 31, 2010 and December 31, 2009 , are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Aircraft and engine maintenance	26,133	29,055
Accounts payable to personnel	52,441	33,890
Accrued personnel expenses	40,974	24,576
Others accrued liabilities	25,329	11,638
Total accrued liabilities	144,877	99,159

NOTE 22 - OTHER PROVISIONS

The detail of other provisions as of December 31, 2010 and December 31, 2009 is as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Current
Provision legal claims (1)	753	970
Total other provisions, Current	753	970

Non-current
Provision legal claims (1)	21,204	1,834
Provision for European Commision investigation (2)	10,916	25,000

Total other provisions, non-current	32,120	26,834

Total other provisions	32,873	27,804

(1)      The amount represents a provision for certain demands made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2010 will be applied during the next 12 months. Within other non-current provisions, provisions for legal claims relating to Aires S.A are included.

(2)       Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions from January 01, 2009 and December 31, 2010 is as follows:

		European
	Legal	Commission
	claims	Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009	3,561	25,000	28,561
Increase in provisions	1,607	-	1,607
Provision used	(2,679)	-	(2,679)
Exchange difference	315	-	315
Balance as of December 31, 2009	2,804	25,000	27,804

		European
	Legal	Commission
	claims	Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	2,804	25,000	27,804
Increase in provisions	2,872	-	2,872
Acquisition through business combination	17,174	-	17,174
Provision used	(681)	-	(681)
Reversal of not used provision	-	(14,084)	(14,084)
Exchange difference	(212)	-	(212)
Balance as of December 31, 2010	21,957	10,916	32,873

European Commission Provision:

(a) This provision was established because of the investigation begun by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market.  This was a joint investigation by the European and U.S.A. authorities.  The start of the investigation was disclosed through a material event notice dated December 27, 2007.  The U.S.A. portion of the global investigation concluded with respect to Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) by the signature of a Plea Agreement with the U.S.A.  Department of Justice, as disclosed in a material event notice on January 21, 2009.

(b) A significant matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision  on this case (the "decision"), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand  Euro) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are Lan Airlines S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qanta Airways, SAS and Singapore Airlines.

(c) Jointly, Lan Airlines S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (approximately equivalent to ThUS$ 10,916) for such infractions, which was provisioned in the financial statements of LAN. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because Lan cooperated during the investigation.

(d) On January 25, 2011, Lan Airlines S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. According to the above, the Company decided to make a provision for the amount of ThUS$ 10,916.

NOTE 23 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other non-financial liabilities as of December 31, 2010 and  December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Deferred revenues	810,524	542,832
Dividends payable	125,435	70,387
Other sundry liabilities	3,192	3,037
Total other non-financial liabilities, current	939,151	616,256

NOTE 24 - EMPLOYEE BENEFITS

Provisions for employee benefit as of December 31, 2010 and December 31, 2009, respectively, are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Pension payments	3,164	2,588
Termination payments	1,161	1,053
Other obligations	5,332	1,914
Total provisions for employee benefits, non-current	9,657	5,555

(a)      The movement in payments for termination indemnities and other obligations between January 01, 2009 and December 31, 2010 is as follows:

ThUS$

Opening balance as of January 01, 2009	3,865
Increase (decrease) current service provision	3,705
Benefits paid	(2,015)
Balance as of December 31, 2009	5,555

Opening balance as of January 01, 2010	5,555
Increase (decrease) current service provision	4,825
Benefits paid	(723)
Balance as of December 31, 2010	9,657
(b)      The provision for short-term benefits as of December 31, 2010 and December 31, 2009 respectively, is detailed below:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Profit-sharing and bonuses	52,441	29,596

The participation in profits and bonuses are annual incentives plan for achievement the objectives.

Employment expenses are detailed below:

		For the year ended
		December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Salaries and wages	587,148	476,404	456,599
Short-term employee benefits	73,335	58,530	54,148
Termination benefits	11,751	17,408	13,757
Other personnel expenses	121,030	84,329	83,433
Total	793,264	636,671	607,937

NOTE 25 – OTHER NON-CURRENT ACCOUNTS PAYABLE

Other liabilities non-current as of December 31, 2010 and December 31, 2009 are as follows:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Fleet financing(JOL)	314,372	299,483
Other accounts payable (*)	54,000	72,000
Aircraft and engine maintenance	47,607	46,644
Provision for vacations and bonuses	7,949	6,212
Other sundry liabilities	1,753	2,182
Total non-current liabilities	425,681	426,521

(*)           Agreement entitled "Plea Agreement" with the Department of Justice of United States of America, and its short-term part in trade payables and other payables. See details in Note 22.

NOTE 26 -  EQUITY

a)      Capital

The capital of the company is in the following form:

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at the end of each period amounts to ThUS$ 453,444, divided into 338,790,909 common stock of a same series, of ordinary character, no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disuse, loss, replacement and other circumstances, and the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

b)      Subscribed and paid shares

As of December 31, 2010 and December 31, 2009,  the total number of authorized common shares is 341 million shares of no par value. Of the total shares subscribed 338,790,909 shares have been fully paid, leaving 2,209,091 shares reserved for issuance under option contracts.

c)      Other equity interests

The movement of other equity interest from January 01, 2009 and December 31, 2010 is as follows:

	Stock
	options	Other
	plans	reserves	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009	1,801	(52)	1,749
Stock option plans	1,183	-	1,183
Deferred tax	(507)	-	(507)
Legal reserves	-	65	65
Balance as of December 31, 2009	2,477	13	2,490

	Stock
	options	Other
	plans	reserves	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	2,477	13	2,490
Stock option plans	3,523	-	3,523
Deferred tax	(599)	-	(599)
Legal reserves	-	49	49
Balance as of December 31, 2010	5,401	62	5,463

(c.1)           Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 36.

 (c.2)       Other reserves

The balance of other sundry reserves comprises the following:
	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$
Reserve for the adjustment of the value of fixed assets (1)	2,620	2,620
Share issuance and placement costs (2)	(2,672)	(2,672)
Others	114	65
Total	62	13

(1) Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1,979, in Circular No. 1,529.  The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(2) As established in Circular 1,736 of the Superintendence of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve that the share issuance and placement costs be deducted from the paid in capital.

d)      Other reserves

The movement of other reserves from January 01, 2009 and December 31, 2010 is as follows:

	Currency	Cash flow
	translation	hedging
	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009	(6,192)	(301,813)	(308,005)
Derivatives valuation gains	-	252,508	252,508
Deferred tax	1,009	(42,925)	(41,916)
Currency translation differences	259	-	259
Balance as of December 31, 2009	(4,924)	(92,230)	(97,154)

	Currency	Cash flow
	translation	hedging
	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	(4,924)	(92,230)	(97,154)
Derivatives valuation losses	-	(17,855)	(17,855)
Deferred tax	(137)	3,035	2,898
Currency translation differences	804	-	804
Balance as of December 31, 2010	(4,257)	(107,050)	(111,307)

(d.1)           Currency translation reserve

These originate from exchange differences arising on the translation of any investment in foreign entities (or Chilean with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed, and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(d.2)           Cash flow hedging reserve

These originate from the at fair value valuation the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

e)      Retained earnings

The movement of  retained earnings between January 01, 2009 and December 31, 2010 is as follows:

ThUS$

Opening balance as of January 01, 2009	614,587
Result for the period	231,126
Other decreases	(1,044)
Dividends	(104,622)
Balance as of December 31, 2009	740,047

Opening balance as of January 01, 2010	740,047
Result for the period	419,702
Other decreases	(129)
Dividends	(210,406)
Balance as of December 31, 2010	949,214

f)           Dividends per share

As of December 31, 2010

	Final	Interim	Interim
	dividend	dividend	dividend
Description	2009	2010	2010

Date of dividend	4/29/2010	7/27/2010	12/23/2010
Amount of the dividend (ThUS$)	10,940	74,466	125,000
Number of shares among which the dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.03229	0.2198	0.36896

As of December 31, 2009

	Interim	Interim
	dividend	dividend
Description	2009	2009

Date of dividend	7/28/2009	12/29/2009
Amount of the dividend (ThUS$)	34,621	70,001
Number of shares among which the dividend is distributed	338,790,909	338,790,909
Dividend per share (US$)	0.10219	0.20662

The Company’s dividend policy is that these be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2010 interim dividends have been declared for 47.5% of 2010 net income.

NOTE 27 - REVENUES

The detail of revenues is as follows:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Passengers	3,109,797	2,623,608	2,820,830
Cargo	1,280,705	895,554	1,319,415
Total	4,390,502	3,519,162	4,140,245

NOTE 28 - COSTS AND EXPENSES BY NATURE

a)     Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Other rentals and landing fees	595,214	490,921	544,247
Aircraft Fuel	1,161,927	959,608	1,388,826
Comissions	173,397	143,900	190,224
Other operating expenses	506,730	387,106	413,973
Aircraft rentals	98,588	83,712	70,527
Aircraft maintenance	120,642	121,037	105,920
Passenger service	114,221	92,796	85,257
Total	2,770,719	2,279,080	2,798,974

b)    Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Depreciation (*)	327,136	295,894	249,708
Amortization	9,355	8,168	6,791
Total	336,491	304,062	256,499

 (*) Includes the depreciation of property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c)     Personnel expenses

The costs for this item are disclosed in provisions for employee benefits (Note 24).

d)    Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Bank loan interest	117,405	113,827	102,768
Financial leases	5,880	4,406	10,042
Other financial instruments	31,994	34,876	12,678
Total	155,279	153,109	125,488

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, distribution costs, and administrative expenses, other expenses by function and financing costs presented in the consolidated statement income by function.

NOTE 29 - GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The gains (losses) on sales of non-current assets not classified as Held for Sale as of December 31, 2010 and 2009 are as follows:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Property, plant and equipment	1,413	4,278	2,546
Investments in companies, associates and joint businesses	-	(2)	3,664
Total	1,413	4,276	6,210

The gain (loss) on sales of the period is presented in other operating income, by function.

NOTE 30 - OTHER INCOME, BY FUNCTION

Other incomes, by function are as follows:

	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Duty free	11,983	9,593	15,668
Aircraft leasing	13,130	20,696	41,417
Logistics and courier	36,778	33,132	32,161
Customs and warehousing	24,673	18,682	25,375
Tours	28,216	31,088	3,187
Other miscellaneous income	18,046	23,160	25,134
Total	132,826	136,351	142,942

NOTE 31 – FOREIGN CURRENCY AND EXHANGE RATE DIFFERENCES

a)        Foreign currency

The foreign currency detail of current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2010	2009
	ThUS$	ThUS$

Cash and cash equivalents	436,840	502,618
Chilean peso	368,360	435,514
Euro	7,844	13,255
Argentine peso	11,230	6,105
Brazilian real	4,759	3,041
Other currency	44,647	44,703

Other current financial assets	6,726	8,041
Brazilian real	4,740	5,288
Other currency	1,986	2,753

Other current non-financial assets	2,692	1,983
Chilean peso	1,247	784
Argentine peso	419	273
Brazilian real	96	-
Other currency	930	926

Trade and other current accounts receivable	126,648	103,759
Chilean peso	28,606	52,073
Euro	8,429	5,192
Argentine peso	6,702	15,158
Brazilian real	31,329	11,190
Australian dollar	12,456	7,595
Other currency	39,126	12,551

Current accounts receivable from related entities	21	9
Chilean peso	21	9

Current tax assets	62,455	50,734
Chilean peso	16,805	11,420
Argentine peso	14,477	8,668
Brazilian real	6,735	5,575
Mexican peso	17,477	16,554
Other currency	6,961	8,517

Total current assets	635,382	667,144
Chilean peso	415,039	499,800
Euro	16,273	18,447
Argentine peso	32,828	30,204
Brazilian real	47,659	25,094
Mexican peso	17,477	16,554
Australian dollar	12,456	7,595
Other currency	93,650	69,450

	As of	As of
	December 31,	December 31,
Non-current assets	2010	2009
	ThUS$	ThUS$
Other non-current financial assets,	4,504	528
Brazilian real	1,991	46
Other currency	2,513	482

Other non-current non-financial assets	1,681	4
Argentine peso	1,681	-
Other currency	-	4

Non-current rights receivable	7,874	7,181
Chilean peso	7,864	7,179
Other currency	10	2

Investment recorded using the method of participation	593	1,236
Chilean peso	593	1,236

Deferred tax assets	28,493	-
Other currency	28,493	-

Total non-current assets	43,595	8,949
Chilean peso	8,457	8,415
Argentine peso	1,681	-
Brazilian real	1,991	46
Other currency	31,466	488

The foreign currency detail of current and non-current liabilities is as follows:

	Up to 90 days		91 days to 1 year

	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2010	2009	2010	2009
	ThUS$	ThUS$	ThUS$	ThUS$
Other current financial liabilities	46,043	1,231	112,672	56,991
Chilean peso	41,638	1,231	112,672	56,991
	4,405	-	-	-

Trade and other current accounts payable	240,419	155,819	14,012	11,150
Chilean peso	52,779	35,326	9,559	8,209
Euro	9,438	9,138	14	-
Argentine peso	43,214	33,377	3,725	2,211
Brazilian real	22,633	13,334	-	-
Other currency	112,355	64,644	714	730

Current acounts payable to related Entities	-	6	-	10
Chilean peso	-	6	-	10

Current tax liabilities	9,700	6,230	2,621	4,262
Chilean peso	3,007	2,920	1,064	945
Argentine peso	240	1,223	1,202	751
Brazilian real	1,994	1,487	-	-
Other currency	4,459	600	355	2,566

Other current non-financial liabilities	27,729	375	1,071	934
Brazilian real	-	-	1,041	930
Other currency	27,729	375	30	4

Total current liabilities	323,891	163,661	130,376	73,347
Chilean peso	97,424	39,483	123,295	66,155
Euro	9,438	9,138	14	-
Argentine peso	43,454	34,600	4,927	2,962
Brazilian real	24,627	14,821	1,041	930
Other currency	148,948	65,619	1,099	3,300

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2010	2009	2010	2009	2010	2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other non-current financial liabilities	61,477	170,309	-	-	-	-
Chilean peso	61,477	170,309	-	-	-	-

Other non-current accounts payable	7,696	5,776	71	1,256	5	39
Chilean peso	6,721	5,114	71	195	5	39
Brazilian real	-	-	-	844	-	-
Other currency	975	662	-	217	-	-

Other long-term provisions	-	-	1,554	-	-	-
Brazilian real	-	-	1,401	-	-	-
Other currency	-	-	153	-	-	-

Non-current provisions for employee benefits	3,153	-	-	-	698	457
Argentine peso	-	-	-	-	698	457
Other currency	3,153	-	-	-	-	-

Total Non-current liabilities	72,326	176,085	1,625	1,256	703	496
Chilean peso	68,198	175,423	71	195	5	39
Argentine peso	-	-	-	-	698	457
Brazilian real	-	-	1,401	844	-	-
Other currency	4,128	662	153	217	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2010	2009
	ThUS$	ThUS$

Total assets	678,977	676,093
Chilean peso	423,496	508,215
Euro	16,273	18,447
Argentine peso	34,509	30,204
Brazilian real	49,650	25,140
Mexican peso	17,477	16,554
Australian dollar	12,456	7,595
Other currency	125,116	69,938

Total liabilities	528,921	414,845
Chilean peso	288,993	281,295
Euro	9,452	9,138
Argentine peso	49,079	38,019
Brazilian real	27,069	16,595
Mexican peso	-	-
Australian dollar	-	-
Other currency	154,328	69,798

Net position	150,056	261,248
Chilean peso	134,503	226,920
Euro	6,821	9,309
Argentine peso	(14,570)	(7,815)
Brazilian real	22,581	8,545
Mexican peso	17,477	16,554
Australian dollar	12,456	7,595
Other currency	(29,212)	140

b)        Exchange differences

Exchange rate differences, other than those relating to financial instruments at fair value through profit and loss, generated a gain of ThUS $13,792 and a loss of ThUS $11,237 for the periods ended December 31, 2010 and December 31, 2009 respectively, recorded on the Income Statement.

Exchange rate differences shown in equity as translation reserves for the years ended December 31, 2010 and 2009 represented a gain of ThUS$ 708 and a loss of ThUS$ 1,442, respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of	As of
	December 31,	December 31,
	2010	2009

Chilean peso	468.01	507.10
Argentine peso	3.97	3.80
Brazilian real	1.66	1.74
Peruvian Sol	2.81	2.89
Australian dollar	0.99	1.12
Strong Bolivar	4.30	2.14
Boliviano	6.94	7.00
Uruguayan peso	19.80	19.45
Mexican peso	12.38	13.06
Colombian peso	1,905.10	2,043.07
New Zealand dollar	1.30	1.39
Euro	0.75	0.70

NOTE 32 - EARNINGS PER SHARE

	For the year ended
	December 31,
Basic earnings	2010	2009
	ThUS$	ThUS$

Earnings attributable to controlling company’s equity holders (ThUS$)	419,702	231,126
Weighted average number of shares, basic	338,790,909	338,790,909
Basic earnings per share (US$)	1.23882	0.68221

	For the year ended
	December 31,
Diluted earnings	2010	2009
	ThUS$	ThUS$

Earnings attributable to controlling company’s equity holders (ThUS$)	419,702	231,126

Weighted average number of shares, basic	338,790,909	338,790,909
Adjustment diluted weighted average shares Stock options	954,544	-

Weighted average number of shares, diluted	339,745,453	338,790,909

Diluted earnings per share (US$)	1.23534	0.68221

NOTE 33 - CONTINGENCIES

a)     Lawsuits

a1)   Actions brought by Lan Airlines S.A. and Subsidiaries.
				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920
Atlantic Aviation Investments LLC., an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued Varig Logística S.A. (“Variglog”) for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

Stage of execution in Switzerland of judgment condemning Variglog to repay the principal, interest and costs in favor of AAI. An embargo is held over the bank account of Variglog in Switzerland by AAI. Varilog is seeking recovery through the courts in Brazil.
17,100 plus interest and costs

Atlantic Aviation Investments LLC	Supreme Court of the State of New York County of New York	602286-09
Atlantic Aviation Investments LLC. Sued Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP y Volo Logistics LLC (a) as alter egos for Variglog, for failure to pay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006
				The court dismissed in part and upheld in part the motion to dismiss counterclaims brought by defendants in the case. The parties continue to conduct the test stage (discovery).	17,100 plus interest costs and damages

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
					ThUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distrital Tax Court N°2 (Guayaquil)	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for payment of VAT credit.	Delivered at first instance decision pending appeal against.	4,210

Lan Airlines S.A.	Tax Tribunal of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for payment of VAT credit.	Requested sentencing issue.	3,958

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distrital Tax Court N°2 (Guayaquil)	09504-2010- 0114	Against the regional director of the Internal Revenue Service Guayaquil, to determine tax credit reduction by 2006.	Pending opening of term evidence.	4,565

Lan Argentina S.A.	15th National Court of first instance commercial, Buenos Aires.	10587/09	Request for bankruptcy of Southern Winds S.A. for various unpaid loans.	Successfully completed direct negotiations with the debtor, proceeding to desist the bankruptcy petition. Signed two agreements, one for Lan Argentina S.A. and another for LAN Airlines S.A. Recognized all debts. In the case of Lan Argentina S.A. the agreement was signed for U.S. $ 66,428 payable in 30 quotas. There is no expectation of a recovery.	66

a2)       Lawsuits against  Lan Airlines S.A. and Subsidiaries

				Stage and level	Amounts
Company	Court	Cause No.	Origin	of proceeding	involved
					ThUS$
Aerolinhas Brasileiras S.A.	Secretary of Finance of State of Río de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT ) on import of Boeing-767 aircraft registered No. PR-ABB.	Pending resolution of the revision group to annul the fine.	3,000

Lan Argentina S.A.	Laboral, Salta, Argentina	24826/10	Labor demand initiated by a custom agent.	In order to answer demand	700

Lan Cargo S.A.	Civil Court of Asunción, Paraguay	78-362	Request of indemnification for damages interposed by his who had been general agent in Paraguay.	Pending appeal of the decision to reject one of the exceptions to lack of overt action, made by lawyers for the defendant.	437

Lan Airlines S.A. y Lan Cargo S.A.	European commission and Canada	-
Investigation of possible breaches of free Competition of cargo airlines, especially the fuel surcharge.

On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargot market, especially the intended fixing of a surcharge for fuel and cargo. Dated November 09, 2010 the Direction General for Competition of the European Commission notified Lan Cargo SA and Lan Airlines SA the imposition of fines in the amount of ThUS$ 10,916. This fine is being appealed by Lan Cargo SA and Lan Airlines SA We can not predict the outcome of the appeal process.
				On 14 April 2008, answered the European Commission's notification. Appeal will be filed before the next day January 25, 2011.	10,916

Lan Cargo S.A. and Lan Airlines S.A.	Competent tribunal of the United States and Canada to hear class actions	-	As a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharge	Case is in the process of discovery of evidence	Undetermined

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
ThUS$

Lan Logistics, Corp	Federal Court, Florida, United States	-	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	Failed against Lanlogistics, Corp. for $ 5 million, which is appealing to the court of appeals. Appeal process takes between six months to a year.	Undetermined

Aerolinhas Brasileiras S.A.	Competent court of United States for hearing class actions	-	As a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharge	Investigation pending.	Undetermined

Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defesa Econômica, Brasil	-	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharge.	Investigation pending.	Undetermined

Lan Airlines S.A. "Brazil"	Instituto de Defesa do Consumidor de Sao Paulo	-	The Department of Consumer Protection and Defense ("PROCON") has applied a fine to Lan Airlines S.A. in the amount of R$ 1,688,240.00 equivalent to approximately ThUS$ 970. This penalty relates to the cancellation of flights to Chile as a product of the 2010 earthquake, holding that Lan Airlines S.A. did not act in accordance with the rules applicable to the facilities and offered no compensation to passengers who could not travel as a result of this extraordinary	Fine imposed by the consumer entity Sao Paulo	970

Considering the stage of process for each of the cases mentioned above and/or the improbable event of obtaining an adverse sentence, as of December 31, 2010 the Company has estimated that is not necessary to make a provision for any case, with the exception of the significant matter relating to the European Commission which was reported to the SVS. A provision of ThUS$ 10,916 has been recorded for the decision issued by the European Commission on November 9, 2010.

NOTE 34 - COMMITMENTS

(a)      Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the parent Company’s financial indicators on a consolidated basis. Restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets. These same restrictions also exist with respect to several contracts signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft with the guarantee of the US Export–Import Bank, this time applied to both the parent Company and its subsidiary Lan Cargo S.A. Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by European export credit agencies, limits have been established on some of the Company’s financial indicators, together with management restrictions in terms of its ownership and asset disposals.  In connection with the financing of spare engines for its fleet Boeing 767 and 777, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the shareholding of its guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the present year local banks have set limits to some financial indicators of the parent company on a consolidated basis. At December 31, 2010, the Company is in compliance with these covenants.

(b)      Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2010	2009

Delaware Trust Company, National Association (CRAFT)	(*) Bombardier Dhc8-200	9	-
International Lease Finance Corporation	Boeing 767	8	8
KN Operating Limited (NAC)	(*) Bombardier Dhc8-400	4	-
Orix Aviation Systems Limited	Airbus 320	2	2
Pembroke B737-7006 Leasing Limited	(*) Boeing 737	2	-
International Lease Finance Corp. (ILFC)	(*) Boeing 737	2	-
Sunflower Aircraft Leasing Limited - AerCap	Airbus 320	2	-
Celestial Aviation Trading 35 Limited	Boeing 767	1	1
MSN 167 Leasing Limited	Airbus 340	1	1
Celestial Aviation Trading 16 Limited	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 23 Ltd. GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. GECAS (WFBN)	Boeing 767	1	-
Celestial Aviation Trading 51 Ltd. GECAS (WFBN)	Boeing 767	1	-
AerCap (WFBN)	Airbus 320	1	-
MSN 32415, LLC - AWAS	(*) Boeing 737	1	-
JB 30244, Inc. - AWAS	(*) Boeing 737	1	-
NorthStar AvLease Ltd.	(*) Bombardier Dhc8-200	1	-
JB 30249, Inc. - AWAS	(*) Boeing 737	1	-
TIC Trust (AVMAX)	(*) Bombardier Dhc 8-200	1	-
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	(*) Boeing 737	1	-
MCAP Europe Limited - Mitsubishi (WTC)	(*) Boeing 737	1	-
Total		45	16

(*) Aircraft incorporated through the business combination with Aires S.A.

The rentals are shown in profit and loss for the period as they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Up to a year	151,781	90,731
More than one year and five years.	440,632	273,055
More than five years	107,593	80,165
Total	700,006	443,951

The minimum lease payments charged to income are the following:

	For year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Minimum operating lease payments	93,219	81,425	67,781
Total	93,219	81,425	67,781

In April 2009, the first B777-Freighter aircraft was incorporated and in May 2009 the second of these aircraft arrived. In September 2009 the leasing of the Boeing 767-300F, registration CC-CGN, will end, aircraft was returned in October 2009. In September 2010 the Company added two Airbus A320-200 aircraft for a period of six years, while in December 2010 the Company added an aircraft of the same fleet for a period of eight years. Additionally, in November and December 2010, The Company added two Boeing 767-300F aircraft, with terms of contract for seven and six years respectively.

From October 2009 lease terms were modified for 7 Boeing 767-300ER aircraft. Five aircraft were extended from three to seven years and two aircraft were reduced by two to three years.

Later, in June 2010, the term of income was extended for another Boeing 767-300ER aircraft for two years, ending in May 2013.

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

(c) Oher commitments

At December 31, 2010 the Company has existing letters of credit,  guarantee ballots and guarantee insurance policies as follows:

			Value	Release
Creditor Guaranteed	Debtor	Type	ThUS$	date

Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	31-Jan-11
The Royal Bank of Scotland plc	Lan Airlines S.A	Two letters of credit	18,000	08-Jan-11
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Forty-three guarantee ballots	5,833	18-Jan-11
Dirección Seccional de Aduanas de Bogota	Línea Aérea Carguera
	de Colombia S.A.	Two guarantee insurance policies	2,430	07-Apr-14
Washington International Insurance	Lan Airlines S.A.	Seven Letter of credit	3,040	05-Apr-11
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	31-May-11

NOTE 35 – TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties for the period ended December 31, 2010

			Country	Other information on			Amount of
Tax No.	Related parties	Relationship	of origin	related party	Transaction	Currency	transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	77
	Verde Ltda. y CPA	Shareholder			Passenger services provided	CLP	13

96.847.880-K	Lufthansa Lan T echnical	Associate	Chile	Training center	Building rental granted	US$	17
	Training S.A.				Training received	US$	(363)
					Assignment of debt granted	US$	18
					Other prepayments received	US$	(467)

96.921.070-3	Austral Sociedad	Associate	Chile	Concessionaire	Aviation rates received	CLP	(35)
	Concesionaria S.A.				Basic consumptions received	CLP	(8)
					Aeronautical concession received	CLP	(153)
					Dividend distribution	CLP	73

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	63
	T ornagaleones S.A.	parties

96.669.520-K	Red de Televisión	Other related	Chile	Television	Passenger services provided	CLP	65
	Chilevisión S.A.	parties			Publicity services received	CLP	(100)

96.894.180-1	Bancard Inversiones Ltda.	Other related	Chile	Professional advice	Professional advice received	CLP	(7)
		parties

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Building rental received	US$	(271)
	Argentina	parties			Other services provided	US$	13

b)	Transactions with related parties for the period ended December 31, 2009

			Country	Other information on			Amount of
Tax No.	Related parties	Relationship	of origin	related party	Transaction	Currency	transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	65
	Verde Ltda. y CPA	Shareholder			Passenger services provided	CLP	15

96.847.880-K	Lufthansa Lan T echnical	Associate	Chile	Training center	Building rental granted	US$	17
	T raining S.A.				Training received	US$	(1,103)
					Assignment of debt granted	US$	2
					Other prepayments provided	US$	137

96.921.070-3	Austral Sociedad	Associate	Chile	Concessionaire	Aviation rates received	CLP	(93)
	Concesionaria S.A.				Basic consumptions received	CLP	(11)
					Aeronautical concession received	CLP	(297)

78.005.760-2	Sociedad de Seguridad	Other related	Chile	Safety services	Safety service received	CLP	(575)
	Aérea S.A.	parties			Other prepayments provided	CLP	1,018

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	29
	T ornagaleones S.A.	parties

96.669.520-K	Red de T elevisión	Other related	Chile	Television	Publicity services received	CLP	(949)
	Chilevisión S.A.	parties			Passenger services provided	CLP	623

96.894.180-1	Bancard Inversiones Ltda.	Other related	Chile	Professional advice	Professional advice received	CLP	(82)
		Parties			Other prepayments received	CLP	(12)

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Building rental received	US$	(386)
	Argentina	parties

c)      Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended
	December 31,
	2010	2009
	ThUS$	ThUS$

Remuneration	7,505	6,226
Management fees	150	131
Corrections of value and non-monetary benefits	352	340
Short-term benefits	4,680	4,480
Share-based payments	3,523	1,183
Others	-	780
Total	16,210	13,140

NOTE 36 - SHARE-BASED PAYMENTS

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

During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price.

The original grant and subsequent amendments have been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule and which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period

30%	From the October 29, 2010 and until December 31, 2011
70%	From the October 30, 2011 and until December 31, 2011

These options have been valued and booked at their fair value on the grant date, determined using the “Black-Scholes-Merton” method.

All options expire on December 31, 2011.

Number of share
options

Stock options under a share-based payment agreement balance as of January 1, 2010	1,311,000
Stock options granted	898,091
Stock options annulled	-
Stock options exercised	-

Stock options under a share-based payment agreement balance as of December 31, 2010	2,209,091

Entry data of valuation model of options used for stock options conceded during the period.

Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
share price		price		volatility	option	expected	interest
US$	17.3	US$	14.5	33.20%	1.9 years	50%	0.0348

NOTE 37 - THE ENVIRONMENT

In accordance with the General Environment Bases Law issued in Chile and its complementary regulations, there are no provisions that affect the operation of air transport services

NOTE 38 – SUBSEQUENT EVENTS

The consolidated financial statements of Lan Airlines S.A. and Subsidiaries as of December 31, 2010 have been approved in ordinary session of the Board on March 01, 2011, which was attended by the following directors:

1. Jorge Awad Mehech,
2. Darío Calderón González,
3. José Cox Donoso,
4. Ramón Eblen Kadis,
5. Bernardo Fontaine Talavera,
6. Carlos Heller Solari, and
7. Juan Gerardo Jofré Miranda.

On January 25, 2011 direct subsidiaries Lan Cargo S.A. and Inversiones Lan S.A., signed a promise of sale, as promissory sellers with Bethia S.A., as promissory purchaser, for 100% of the shares of companies Blue express Intl SA and Blue Express SA, companies dedicated to ground courier services, operating brands and certain computer programs. In the same promise, contemplates the future sale by Lan Airlines S.A. trademarks and Internet domains associated with Blue Express Intl S.A. and Blue Express S.A. along with some computer systems. The final price is subject to the completion of a due diligence process and the fulfillment of certain conditions of the promissory agreement. The price stated in the promissory agreement is ThUS$ 54,000 subject to any adjustments arising as a result of the due diligence realized on behalf of Bethia S.A.

Bethia S.A. is an entity related to Lan Airlines SA in the terms provided in Article 100 of Law 18,045 Securities Market.

On January 18, 2011 the parties of the MOU (1) and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed (a) an Implementation Agreement and (b) a binding Exchange Offer Agreement ("Contracts Signed") containing the final terms and conditions of the proposed partnership between LAN and TAM

(1) On August 13, 2010 LAN reported as a significant matter to the Superintendency of Securities and Insurance that LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, "Cueto subsidiaries”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participacoes S.A. (“TEP”) signed a non-binding  Memorandum of Understanding ("MOU") for which the primary terms were outlined.

Except as mentioned above, subsequent to December 31, 2010 until the date of issuance of these financial statements, the Company has no knowledge of any other subsequent events, that may significantly affect the balances or their interpretation.

NOTE 39 – BUSINESS COMBINATIONS

On November 26, 2010 Lan Pax Group S.A., a subsidiary of Lan Airlines S.A., acquired 98.942% of the Colombian company Aerovías de Integración Regional, AIRES S.A. This acquisition was made through the purchase of 100% of the shares of the Panamanian corporations AKEMI Holdings S.A. and SAIPAN Holding S.A., which owned the aforementioned percentage of AIRES S.A. The purchase price was ThUS$ 12,000.

Aerovías de Integración Regional, AIRES S.A., is a Colombian airline founded in 1980, which is currently the second largest operator within the Colombian domestic market with a market share of 22%. AIRES offers regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LAN Airlines S.A. Additionally, better performance is expected by the business of Lan Airlines S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Company has measured the non-controlling interest in Aires S.A. using the proportionate share of the non-controlling interest in net identifiable assets of the acquired.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 94,224.

Summary statement of financial position
	ThUS$		ThUS$

Current assets	27,315	Current liabilities	125,193
Non-current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)
Total assets	58,967	Total liabilities & equity	58,967

Controlling interest	(82,224)

Goodwill determination
	ThUS$

Controlling interest	82,224
Purchase price	12,000
Goodwill	94,224
In accordance with IFRS 3, the determined value of goodwill is provisional.