Form 20-F/A
period 2010-12-31
Lan Airlines SA
filed 2011-11-29
CIK 1047716

As filed with the Securities and Exchange Commission on November [●], 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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
Yes ☐ No ☒

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2010 (which we refer to as the 20-F) on May 5, 2011.  This Amendment No. 1 to our 20-F (which we refer to as Amendment No. 1) is being filed solely for purposes of:

1.
amending Item 4 (“Information on the Company—Business of the Company—Fleet—General”) to correct certain typographical errors in the table of daily average utilization rates of our aircraft, on page 49 of the 20-F);

2.
amending Item 18 (“Financial Statements”) to replace the accountant’s report, which inadvertently omitted the electronic signature (name) of the independent registered public accounting firm, with an accountant’s report that is electronically signed; and

3.	amending and refiling Exhibit 8.1to correct certain errors in the list of our subsidiaries.

We believe that these corrections are not material to our financial condition, operations or prospects.

Except as described above, no other change has been made to our 20-F.  The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Form 20-F, and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to May 5, 2011.

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

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 43.6 cents in 2010. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 20.4% of total costs in 2010, which we believe is a lower percentage than that of many other U.S. and European carriers.

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

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2010		2009	2008
The Company(1) (2)
ASKs (million)
International		29,582.8	26,797.10	25,378.3
Domestic		12,772.4	11,979.10	9,797.8
Total		42,355.2	38,776.20	35,176.1
RPKs (million)
International		23,226.4	20,861.20	19,507.2
Domestic		9,921.2	8,975.00	7,444.5
Total		33,147.5	29,836.20	26,951.7
Passengers (thousands)
International		6,302	5,676	5,194
Domestic		10,991	9,730	8,046
Total		17,293	15,406	13,240

Passenger yield (passenger revenues/RPKs, in US cents)
International	US¢	8.7	8.0	9.6
Domestic	US¢	10.8	10.4	12.2
Combined yield(3)	US¢	9.4	8.8	10.5

Passenger load factor (%)
International		78.5%	77.8%	76.9%
Domestic		77.7%	74.9%	76.0%
Combined load factor(4)		78.3%	76.9%	76.6%

(1)	Information provided for the Company consolidates Lan Ecuador, Lan Argentina and Lan Perú.
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

The Ecuadorian international market increased 4.1% to approximately 2.8 million passengers between 2009 and 2010. According to travel agency statistics (“BSP”) and our estimates, we had a 28.9% market share of the Ecuadorian international market in 2010 compared to 24.5% in 2009. Our Ecuadorian international operations can be divided into three main segments, to: North America, Europe and the rest of Latin America. As of February 28, 2011, on direct routes to North America, our main competitors were American Airlines, Continental Airlines, Delta Airlines and Aerogal. TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors were TACA, COPA and Avianca.

Based on our internal estimates, the Argentinean international market increased 18.0% to approximately 9.1 million passengers between 2009 and 2010. Our estimated market share of the Argentinean international market was 16.5% in 2010 compared to 17.3% in 2009. Our Argentinean international operations can be divided into two main segments, based on destination to: North America and the rest of Latin America. As of February 28, 2011, on the Buenos Aires-Miami route, our main competitors were American Airlines and Aerolíneas Argentinas. TAM, TACA and COPA also participated in the Argentina-North American markets with stopovers in their respective hubs. On the Buenos Aires-Dominican Republic route, our main competitors were COPA and American Airlines. On the Buenos Aires-Sao Paulo route, our main competitors were TAM, GOL and Aerolíneas Argentinas. On the Buenos Aires-Lima route, our main competitors were TACA and Aerolíneas Argentinas. On the Buenos Aires-Santiago route, our main competitors were Aerolíneas Argentinas and Air Canada.

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

During 2010 we operated an average fleet of 18 Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of 21 Airbus A320-Family Aircraft in 2011. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Boeing 737-200s. The new business model was launched nationwide within Chile in April 2007. We reduced sales costs by increasing direct sales from 78% in 2009 to 80% in 2010 (with 63% of our 2010 sales done through the Internet) and by reducing agency commissions from 6% to 1% in February 2007. We also increased fleet utilization, crew productivity and the average flight leg through schedule changes. Additionally, we simplified our processes, which helped to increase the self check-in rate from 77% in 2009 to 80% in 2010. Finally, we utilized the greater efficiency of the Airbus aircraft to reach operational efficiencies such as reducing the turn-around time, increasing our punctuality (which reached 94% in 2009 and 87% in 2010) and lowering fuel consumption. As of February 28, 2011, we operated 100% of our ASKs with our Airbus A320-Family Aircraft fleet

According to JAC data, the Chilean domestic market as a whole transported approximately 6.0 million passengers in 2010 and it had an increase of 17% in terms of RPK. Our domestic market share in Chile was 78.4% for 2010 and 79% as of January 31, 2011. During 2010, our main competitors in the domestic market were Sky Airlines and PAL Airlines, which began operations in June 2009. Sky Airlines currently operates a fleet of 13 Boeing 737-200 aircraft and flies to12 destinations. PAL Airlines currently operates a fleet of 4 Boeing 737-200 aircraft and flies to 5 destinations.

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

Our domestic market share in Argentina, based on our internal estimates for December 2010 amounted to 30%. Our competitors in the Argentinean market during 2010 were Aerolíneas Argentinas and its affiliate Austral Líneas Aéreas. Together, these two companies held substantially the entire remaining share of the domestic Argentine market.

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

In 2010, LAN’s cargo revenues increased by 43.0% to US$1,280.7 million, representing 28.3% of the Company’s total annual revenues, from US$895.6 million in 2009, when cargo represented 24.5% of annual revenues. The increase in revenues also reflected the 15.8% increase in cargo yields.

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

Fleet

General

As of February 28, 2011, we operated a fleet of 140 aircraft, comprised of 126 passenger aircraft and 14 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of lease	Average age
	Total	Owned(1)	Operating Lease	remaining (years)	(years)
Passenger aircraft
Airbus A318-100	15	15	-	-	3.0
Airbus A319-100	23	23	-	-	4.0
Airbus A320-200	31	26	5	4.9	5.0
Boeing 737-700	9	0	9	3.4	8.4
Dash 8-200	11	0	11	4.0	13.7
Dash 8-400	4	0	4	9.4	4.8
Boeing 767-700	28	18	10	3.1	8.4
Airbus A340-300	5	4	1	1.8	10.7
Total passenger aircraft	126	86	40	4.2	6.6
Cargo aircraft
Boeing 767-300 Freighter	12	8	4	5.0	7.4
Boeing 777-200 Freighter	2	0	2	6.1	1.9
Total cargo aircraft	14	8	6	5.4	6.6
Total fleet(2)	140	94	46	4.4	6.6

(1)	Aircraft included within property, plant and equipment.
(2)	Does not include one Boeing 767-200 passenger aircraft leased to Aeromexico.

LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft during 2011, five during 2012 and five during 2013.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2010	2009	2008	2007
	(measured in hours)
Passenger aircraft
Airbus A340-300	14.6	14.5	14.6	14.7
Boeing 767-300 ER	13.5	13.2	13.6	14.2
Airbus A320-Family Aircraft	10.8	10.3	10.4	10.6

Cargo aircraft
Boeing 767-300 Freighter	15.4	14.7	16.7	16.0
Boeing 777-200 Freighter	14.2	10.6	-	-

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

	Year ended December 31,
	2010	2009	2008
Fuel consumption (thousands of gallons)	501,098.2	452,708.5	445,667.7
ATKs (millions)	8,968.8	7,811.8	7,659
Fuel consumption (thousands of gallons) per ATKs (millions)	55.9	58.0	58.2
Total fuel costs (US$ thousands)	1,161,927	959,608	1,388,826
Cost per gallon (US$)	2.32	2.12	3.12
Total fuel costs as a percentage of total operating costs	29.79%	29.80%	37.91%

We have entered into fuel contracts to serve operations to more than sixty international and domestic destinations around the world.  Contractual terms and conditions vary for each location depending on market conditions, logistics network, volume, economic and political factors, among others. In 2010, approximately 26.5% of our total fuel consumption was originated in Chile where we maintain a long-term commercial relationship with a joint venture between Air BP and Copec, and where we have entered into specific supply contracts with Petrobras Aviation and Shell Aviation. We have more than twenty additional suppliers in our network such as Repsol YPF, Cepsa, Petroperu, Chevron, Air Total, Q8 Aviation and Exxon Mobil. In our secondary hubs we have the following fuel suppliers: Shell Aviation (Miami), Exxon Mobil and Petroperu (Lima), Exxon Mobil, Repsol YPF and Shell (Buenos Aires) and PetroEcuador (Guayaquil).

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

•	January 1, 2011: other entities registered with the SVS (non-issuers who have voluntarily registered).

We have adopted, and have started reporting under, IFRS as of January 1, 2009.

See pages F-1 through F-120, incorporated herein. The following is an index of the financial statements.

Consolidated Financial Statements for Lan Airlines and its Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Amendment No. 1 to our annual report:

Exhibit No.	Description

8.1	Subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Lan Airlines S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer
Date: November [• ], 2011

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

/s/ PricewaterhouseCoopers
Santiago - Chile
March 1, 2011

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

4	Accounting estimates and judgments		39

5	Segmental Information		40

6	Cash and cash equivalents		41

7	Financial instruments		42

	7.1.	Financial instruments by category	42

	7.2.	Financial instruments by currency	44

8	Trade, other accounts receivable and non-currents rights receivable		45

9	Accounts receivable from/payable to related parties		48

10	Inventories		50

11	Other financial assets		51

12	Other non financial assets		53

13	Non-current assets (or disposal groups) classified as held for sale		55

14	Investments in subsidiaries		56

15	Equity accounted investments		59

Notes		Page

16	Intangible assets other than goodwill	61

17	Goodwill	63

18	Property, plant and equipment	64

19	Income taxes	72

20	Other financial liabilities	77

21	Trade and other current accounts payable	82

22	Other provisions	84

23	Other current non-financial liabilities	86

24	Employee benefits	86

25	Other non-current accounts payable	88

26	Equity	89

27	Revenues	93

28	Costs and expenses by nature	94

29	Gains (losses) on the sale of non-current assets not classified as held for sale	95

30	Other income, by function	96

31	Foreign currency and exhange rate differences	97

32	Earnings per share	103

33	Contingencies	104

34	Commitments	108

35	Transactions with related parties	112

36	Share-based payments	115

37	The environment	116

38	Subsequent events	117

39	Business combinations	118

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	2010	2009
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	631,052	731,497
Other financial assets	7 - 11	245,451	110,667
Other non-financial assets	12	18,820	17,128
Trade and other accounts receivable	7 - 8	481,350	423,739
Accounts receivable from related entities	7 - 9	50	38
Inventories	10	53,193	46,563
Tax assets		97,656	68,420

Total current assets other than non-current assets
(or disposal groups) classified as held for sale		1,527,572	1,398,052

Non-current assets (or disposal groups) classified as held for sale	13	5,497	10,919
Total current assets		1,533,069	1,408,971
Non-current Assets
Other financial assets	7 - 11	21,587	20,024
Other non-financial assets	12	32,508	28,736
Rights receivable	7 - 8	7,883	7,190
Equity accounted investments	15	593	1,236
Intangible assets other than goodwill	16	45,749	34,814
Goodwill	17	157,994	63,793
Property, plant and equipment	18	4,948,430	4,196,556

Deferred tax assets	19	38,084	10,652
Total non-current assets		5,252,828	4,363,001

Total assets		6,785,897	5,771,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND NET EQUITY		For the year ended
		December 31,
	Note	2010	2009
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 20	542,624	417,932
Trade and other accounts payable	7 - 21	645,571	476,597
Accounts payable to related entities	7 - 9	184	297
Other provisions	22	753	970
Tax liabilities		15,736	11,287
Other non-financial liabilities	23	939,151	616,256
Total current liabilities		2,144,019	1,523,339

Non-current liabilities
Other financial liabilities	7 - 20	2,562,348	2,443,178
Other accounts payable	7 - 25	425,681	426,521
Other provisions	22	32,120	26,834
Deferred tax liabilities	19	312,012	240,619
Employee benefits	24	9,657	5,555
Total non-current liabilities		3,341,818	3,142,707
Total liabilities		5,485,837	4,666,046

EQUITY

Share capital	26	453,444	453,444
Retained earnings	26	949,214	740,047
Other equity interests	26	5,463	2,490
Other reserves	26	(111,307)	(97,154)
Equity attributable to owners of parent		1,296,814	1,098,827
Non-controlling interest		3,246	7,099
Total equity		1,300,060	1,105,926
Total liabilities and equity		6,785,897	5,771,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2010	2009	2008
		ThUS$	ThUS$	ThUS$

Revenue	27	4,390,502	3,519,162	4,140,245
Cost of sales		(3,012,698)	(2,522,778)	(2,893,944)
Gross margin		1,377,804	996,384	1,246,301
Other income	30	132,826	136,351	142,942
Distribution costs		(383,517)	(326,964)	(366,652)
Administrative expenses		(331,831)	(269,588)	(274,950)
Other expenses		(172,428)	(100,483)	(127,864)
Other gains/(losses)		5,438	(11,728)	(134,731)
Financial income		14,946	18,183	18,480
Financial costs	28	(155,279)	(153,109)	(125,488)
Equity accounted earnings	15	132	315	696
Foreign exchange gains/(losses)	31	13,792	(11,237)	23,443
Result of indexation units		149	(605)	1,229
Income before taxes		502,032	277,519	403,406
Income tax expense	19	(81,107)	(44,487)	(65,094)
NET INCOME FOR THE PERIOD		420,925	233,032	338,312
Income attributable to owners of the parent		419,702	231,126	336,480
Income attributable to non-controlling interests		1,223	1,906	1,832
Net income for the period		420,925	233,032	338,312
EARNINGS PER SHARE
Basic earnings per share (US$)		1.23882	0.68221	0.99318
Diluted earnings per share (US$)		1.23534	0.68221	0.99318

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

The significant operating subsidiaries included in these consolidated financial statements are as follows:

				As of December 31, 2010			As of December 31, 2009
				Direct	Indirect	T otal	Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership	ownership	ownership	ownership
Tax No.	Company	of origin	Currency	interest	interest	interest	interest	interest	interest
				%	%	%	%	%	%
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Perú	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiaries	Caymán Island	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.801.150-2	Blue Express INT L S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.0000	99.7100	99.7100	0.0000	99.7100
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

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2010

									More than	More than	More than
								Upto	90 days	one to	three to	More than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five			Effective	Nominal	Nominal
liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	Amortization	rate	value	rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	ING	U.S.A.	US$	7,425	22,305	53,471	47,128	93,325	223,654	Quarterly	5.19%	181,029	4.69%
obligations		Lan Airlines S.A.	Chile	0- E	CALYON	Fr a nc e	US$	21,045	63,352	130,785	39,186	20,916	275,284	Quarterly	4.47%	256,417	4.47%
		Lan Airlines S.A.	Chile	0- E	PEFCO	U.S.A.	US$	19,838	59,513	158,688	149,595	209,374	597,008	Quarterly	5.16%	497,692	4.60%
		Lan Airlines S.A.	Chile	0- E	BNP PARIBAS	U.S.A.	US$	22,831	68,726	184,673	186,931	385,438	848,599	Quarterly	4.49%	707,306	4.00%
		Lan Airlines S.A.	Chile	0- E	WELLS FARGO	U.S.A.	US$	5,626	16,842	44,872	44,796	135,714	247,850	Quarterly	3.64%	204,392	3.53%
		Lan Airlines S.A.	Chile	0- E	CITIBANK	U.S.A.	US$	8,984	27,039	72,767	73,806	206,771	389,367	Quarterly	3.93%	326,235	3.48%
		Lan Airlines S.A.	Chile	0- E	SANTANDER	S pa in	US$	2,919	8,859	24,242	25,206	95,708	156,934	Quarterly	0.95%	148,741	0.83%

Financial	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	ING	U.S.A.	US$	3,899	11,685	30,440	25,695	11,675	83,394	Quarterly	4.08%	77,096	3.71%
leases		Lan Airlines S.A.	Chile	0- E	CALYON	Fr a nc e	US$	2,249	6,786	18,376	22,613	43,431	93,455	Quarterly	1.27%	87,337	1.27%
		Lan Airlines S.A.	Chile	0- E	CITIBANK	U.S.A.	US$	1,692	5,249	26,758	-	-	33,699	Quarterly	1.32%	32,921	1.27%
		Lan Airlines S.A.	Chile	0- E	S .CHARTERED	U.S.A.	US$	3,858	11,873	14,628	-	-	30,359	Quarterly	1.28%	29,864	1.25%

Bank loans	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	SANTANDER MADRID	Spain	US$	-	26,125	12,726	-	-	38,851	Semiannual	3.64%	37,500	3.55%

Bank loans	89.862.200- 2	Lan Airlines S.A.	Chile	97.023.000- 9	CORP BANCA	Chile	CLP	13,479	13,158	12,713	-	-	39,350	Semiannual	6.53%	36,858	6.44%
		Lan Airlines S.A.	Chile	76.645.030- K	ITAU	Chile	CLP	-	21,653	10,332	-	-	31,985	Semiannual	6.67%	29,967	6.60%
		Lan Airlines S.A.	Chile	97.006.000- 6	BCI	Chile	CLP	-	38,144	18,188	-	-	56,332	Semiannual	6.71%	52,723	6.63%
		Lan Airlines S.A.	Chile	97.030.000- 7	ESTADO	Chile	CLP	-	47,521	22,666	-	-	70,187	Semiannual	6.65%	65,704	6.59%
		Aires S.A.	Colombia	0- E	HELM	Colombia	COP	3,944	-	-	-	-	3,944	30 days	3.37%	3,936	3.37%

Other loans	89.862.200- 2	Lan Airlines S.A.	Chile	0- E	SANTANDER MADRID	S pa in	US$	586	1,587	72,962	-	-	75,135	-	3.29%	72,962	3.29%
		Lan Airlines S.A.	Chile	0- E	BOEING	U.S.A.	US$	1,862	1,207	106,665	-	-	109,734	-	2.04%	106,209	2.04%

Derivatives	89.862.200- 2	Lan Airlines S.A.	Chile	-	OTHERS	-	US$	6,018	22,331	61,273	24,643	4,751	119,016	-	-	115,189	-

Non- hedging	89.862.200- 2	Lan Airlines S.A.	Chile	-	OTHERS	-	US$	1,461	4,239	9,891	5,608	-	21,199	-	-	20,703	-
Derivatives

Accounts payable		Lan Airlines S.A.
other accounts payable		and subsidiaries	Varios	-	Varios	-	US$	277,327	26,002	-	-	-	303,329	-	-	303,329	-
							CLP	28,058	-	-	-	-	28,058	-	-	28,058
							Others	169,307	-	-	-	-	169,307	-	-	169,307

Other accounts payable,		Lan Airlines S.A.
non- currents		and subsidiaries	Varios	-	Varios	-	US$	-	-	54,000	-	-	54,000	-	-	54,000	-

Accounts payable		Lan Airlines S.A.			Lufthansa Lan
related parties		and subsidiaries	Varios	96847880- k	Technical training S.A.	-	-	184	-	-	-	-	184	-	-	184	-

	Total							602,592	504,196	1,141,116	645,207	1,207,103	4,100,214			3,645,660

Class of liability  for the analysis of liquidity risk ordered by date of maturity as of December 31, 2009

									More than	More than	More than
								Upto	90 days	one to	three to	More than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five			Effective	Nominal	Nominal
Liability	Tax No.	Debtor	country	Tax No.	Creditor	Country	Currency	days	year	years	years	years	Total	Amortization	rate	value	rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	7,355	22,153	59,137	47,630	116,885	253,160	Quarterly	5.19%	201,409	4.63%
obligations		Lan Airlines S.A.	Chile	0-E	CALYON	France	US$	20,878	62,824	166,879	67,336	40,878	358,795	Quarterly	5.01%	325,998	5.01%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US$	19,830	59,513	158,706	158,703	279,604	676,356	Quarterly	5.14%	552,605	4.58%
		Lan Airlines S.A.	Chile	0-E	BNP P ARIBAS	U.S.A.	US$	24,127	72,581	195,244	197,936	529,928	1,019,816	Quarterly	3.86%	840,814	3.72%
		Lan Airlines S.A.	Chile	0-E	RBS	U.S.A.	US$	6,083	18,250	48,667	48,667	135,929	257,596	Quarterly	6.40%	191,879	5.67%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	1,551	5,637	15,009	14,975	52,100	89,272	Quarterly	3.61%	72,770	3.50%

Financial	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	3,940	11,790	31,105	51,561	-	98,396	Quarterly	4.45%	89,389	3.98%
leases		Lan Airlines S.A.	Chile	0-E	CALYON	France	US$	2,215	6,659	18,054	31,643	41,394	99,965	Quarterly	1.26%	95,036	1.24%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	1,585	4,920	33,656	-	-	40,161	Quarterly	1.10%	39,018	1.03%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	9,709	19,053	29,958	-	-	58,720	Quarterly	0.89%	58,247	0.73%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000- K	SANTANDER	Chile	US$	930	13,435	52,335	-	-	66,700	Semiannual	3.77%	50,000	3.68%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile		CORP BANCA	Chile	CLP	643	11,993	34,991	-	-	47,627	Semiannual	2.92%	45,356	2.82%
		Lan Airlines S.A.	Chile		ITAU	Chile	CLP	-	10,348	28,504	-	-	38,852	Semiannual	3.14%	36,876	3.06%
		Lan Airlines S.A.	Chile		BCI	Chile	CLP	-	18,390	50,287	-	-	68,677	Semiannual	3.38%	64,879	3.30%
		Lan Airlines S.A.	Chile		ES TADO	Chile	CLP	-	22,721	62,520	-	-	85,241	Semiannual	3.12%	80,852	3.06%

Other loans	89.862.200-2	Lan Airlines S.A.	Chile		BOEING	U.S.A.	US$	604	715	34,524	-	-	35,843	-	1.78%	34,524	1.78%

Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US$	5,118	16,647	39,874	11,326	(2,279)	70,686	-	-	69,433	-

Non-hedging	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US$	511	1,484	3,364	2,557	263	8,179	-	-	7,839	-
Derivatives

Accounts payable		Lan Airlines S.A.

other accounts payable		and subsidiaries	Several	-	sundry	-	US$	176,136	52,845	-	-	-	228,981	-	-	228,981	-
							CLP	35,023	-	-	-	-	35,023	-	-	35,023	-
							Others	113,434	-	-	-	-	113,434	-	-	113,434	-

Other accounts payable,		Lan Airlines S.A.
non-currents		and subsidiaries	Several	-	sundry	-	US$	-	-	54,000	18,000	-	72,000	-	-	72,000	-

Accounts payable		Lan Airlines S.A.
Related parties		and subsidiaries	Several	-	sundry	-	US$	297	-	-	-	-	297	-	-	297	-

	Total							429,969	431,958	1,116,814	650,334	1,194,702	3,823,777			3,306,659

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

At the end of 2009, the Company had provided US$ 40.4 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of December 31, 2010, have provided US$ 38.1 millions in security for cash due at maturity and acquisition of fuel contracts and rates, rising fuel prices and falling interest rates.

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

	Air transportation segment
	For the year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Income from ordinary activities	4,523,328	3,655,513	4,283,187

Interest income	14,946	18,183	18,480
Interest expense	(155,279)	(153,109)	(125,488)
Total Net interest expense	(140,333)	(134,926)	(107,008)

Depreciation and amortization	(336,491)	(304,062)	(256,499)
Segment profit	419,702	231,126	336,480
Earnings on investments	132	315	696
Expenses for income tax	(81,107)	(44,487)	(65,094)
Assets of segment	6,785,897	5,771,972	5,196,866
Investments in associates	593	1,236	1,389
Purchase of non-monetary assets	1,048,394	555,279	788,906

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Peru	554,072	458,384	432,979
Argentina	496,546	404,795	437,759
USA	858,630	680,179	946,235
Europe	447,702	343,819	380,824
Chile	1,239,350	1,004,291	1,149,084
Others*	927,028	764,045	936,306
Total (**)	4,523,328	3,655,513	4,283,187

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

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED PARTIES

The accounts receivable from and payable to related entities as of December 31, 2010 and December 31, 2009, respectively, are as follows:

a)      Accounts Receivable

At December 31, 2010 and December 31, 2009, there have been no loan loss provisions.

			Country	As of	As of
			of	December 31,	December 31,		Transaction	Nature of
Tax No.	Related Party	Relationship	origin	2010	2009	Currency	deadlines	transaction
				MUS$	MUS$
96.778.310-2	Concesionaria Chucumata S.A.	Asociate	Chile	4	6	CLP	30 to 45 Days	Monetary

96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociate	Chile	2	-	CLP	30 to 45 Days	Monetary

87.752.000-5	Granja Marina T ornagaleones S.A.	Others Related Parties	Chile	15	-	CLP	30 to 45 Days	Monetary
96.669.520-K	Red de T elevisión Chilevisión S.A.	Others Related Parties	Chile	-	3	CLP	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others Related Parties	Chile	29	29	US$	30 to 45 Days	Monetary
	Total current assets			50	38

b)      Accounts payable

			Country	As of	As of
			of	December 31,	December 31,		Transaction	Nature of
Tax No.	Related Party	Relationship	origin	2010	2009	Currency	deadlines	transaction
				ThUS$	ThUS$

96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	184	246	US$	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	-	6	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Other Related Parties	Chile	-	10	CLP	30 to 45 Days	Monetary
Foreign	Inversora Aeronáutica Argentina	Other Related Parties	Argentina	-	35	US$	30 to 45 Days	Monetary

	Total current liabilities			184	297

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 – INVENTORIES

The inventories at December 31, 2010 and December 31, 2009 respectively, are detailed below:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Technical stock	40,625	35,684
Non-technical stock	12,568	10,879
	53,193	46,563

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

The movement of goodwill from January 01, 2009 to December 31, 2010, is as follows:

Opening balance as of January 01, 2009	62,927
Additions	920
Decrease due to exchange rate differences	(54)
Closing balance as of December 31, 2009	63,793

Opening balance as of January 01, 2010	63,793
Additions (*)	94,224
Decrease due to exchange rate differences	(23)
Closing balance as of December 31, 2010	157,994

(*) Corresponds to the goodwill generated by the purchase of Aerovías de Integración Regional, Aires S.A. (see Note 39).

NOTE 18 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009	2010	2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress	715,603	264,259	-	-	715,603	264,259
Land	35,538	35,538	-	-	35,538	35,538
Buildings	101,181	100,662	(21,060)	(18,696)	80,121	81,966
Plant and equipment	4,816,723	4,051,718	(1,153,587)	(820,036)	3,663,136	3,231,682
Information technology equipment	83,711	75,185	(65,112)	(60,142)	18,599	15,043
Fixed installations and accessories	52,954	45,526	(25,951)	(21,867)	27,003	23,659
Motor vehicles	3,269	2,853	(1,979)	(1,902)	1,290	951
Leasehold improvements	87,168	76,536	(43,048)	(26,250)	44,120	50,286
Other property, plants and equipment	646,236	863,620	(283,216)	(370,448)	363,020	493,172
Total	6,542,383	5,515,897	(1,593,953)	(1,319,341)	4,948,430	4,196,556

The movement in the different categories of property, plant and equipment from January 01, 2009 to December 31, 2010 is shown below:

a) As of December 31, 2009									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvement	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2009	267,844	35,538	78,210	3,079,911	16,336	22,027	809	46,549	418,839	3,966,063
Additions	15,232	-	20	531,038	4,025	2,109	341	863	12,951	566,579
Disposals	(7)	-	-	(6,047)	-	(16)	(25)	-	(1)	(6,096)
Transfers to (from) non-current assets (or disposal groups) classified as Held for Sale	-	-	-	(4,029)	-	-	-	-	-	(4,029)
Asset retirements	-	-	-	(2,299)	(22)	(5)	(2)	-	(864)	(3,192)
Depreciation	-	-	(2,114)	(199,673)	(5,672)	(3,777)	(179)	(13,371)	(42,069)	(266,855)
Increases (decreases) due to exchanges differences	(49)	-	-	(2,034)	278	284	(2)	-	5	(1,518)
Other increases (decreases)	(18,761)	-	5,850	(165,185)	98	3,037	9	16,245	104,311	(54,396)
Changes, total	(3,585)	-	3,756	151,771	(1,293)	1,632	142	3,737	74,333	230,493
Closing balance as of December 31, 2009	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556

b) As of December 31, 2010									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	Net	Net	Net	Net	Net	Net	Net	Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 01, 2010	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556
Additions	10,229	-	115	571,422	9,516	2,341	420	2,410	6,673	603,126
Acquisitions through business combinations			1,006	490	137	335	107		480	2,555
Disposals	-	-	-	(190)	-	-	(7)	-	(2)	(199)
Transfers to (from) non-										-
current assets (or disposal groups) classified as Held for Sale	-	-	-	2,552	-	-	-	-	-	2,552
Retirements	-	-	-	(6,633)	(536)	(2)	(12)	-	(2,550)	(9,733)
Depreciation	-	-	(2,315)	(235,800)	(5,217)	(3,997)	(172)	(16,797)	(32,315)	(296,613)
Increases (decreases) due to exchanges differences	(62)	-	-	(857)	16	(13)	(3)	-	(27)	(946)
Other increases (decreases)	441,177	-	(651)	100,470	(360)	4,680	6	8,221	(102,411)	451,132
Changes, total	451,344	-	(1,845)	431,454	3,556	3,344	339	(6,166)	(130,152)	751,874
Closing balance as of December 31, 2010	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

c)	Composition of the fleet

Aircraft included in the company´s property, plant and equipment:

		As of	As of
Aircraft	Model	December 31,	December 31,
		2010	2009
Boeing 737	200ADV (1)	-	2
Boeing 767	300ER	18	17
Boeing 767	300F	8	8
Boeing 767	200ER (2)	1	1
Airbus A318	100	15	15
Airbus A319	100	20	20
Airbus A320	200	24	16
Airbus A340	300	4	4
Total		90	83

(1) Leased to Sky Service S.A.
(2) Leased to Aerovías de México S.A.

Operating leases:

		As of	As of
Aircraft	Model	December 31,	December 31,
		2010	2009
Boeing 767	300ER	10	10
Boeing 767	300F	3	1
Boeing 777	Freighter	2	2
Airbus A320	200 (3)	5	2
Airbus A340	300	1	1
Boeing 737	700 (4)	9	-
Bombardier	Dash 8-200 (4)	11	-
Bombardier	Dash 8-Q400 (4)	4	-
Total		45	16
Total fleet		135	99

(3) Two aircraft leased to Aeroasis S.A.
(4) Aircraft incorporated through the business combination with Aires S.A.

d)	Method used for the depreciation of property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plants and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	3	20

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

Description of property, plant and equipment pledged as guarantee:

			As of		As of
			December 31, 2010		December 31, 2009
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington Trust Company	Aircraft and engines	Boeing 767	1,061,378	1,330,614	1,091,379	1,316,103
BNP Paribas	Aircraft and	Airbus A319	297,320	370,476	324,584	389,071
	engines	Airbus A318	299,422	359,944	323,947	380,928
		Airbus A320	407,275	478,082	119,567	140,501

Calyon	Aircraft and	Airbus A319	108,803	178,342	123,760	176,072
	engines	Airbus A320	58,236	172,426	80,361	176,135
		Airbus A340	89,378	234,892	121,877	259,820
Total direct guarantee			2,321,812	3,124,776	2,185,475	2,838,630

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

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
ThUS$

Atlantic	Supreme	07-6022920	Atlantic Aviation Investments LLC., an indirect	Stage of execution in Switzerland of	17,100
Aviation	Court of the		subsidiary of Lan Airlines S.A. constituted under the	judgment condemning Variglog to repay	plus
Investments	State of New		laws of the state of Delaware, sued Varig Logística S.A.	the principal, interest and costs in favor	interest
LLC	York County		(“ Variglog”) for the non-payment of four loans under	of AAI. An embargo is held over the bank	and costs
(AAI)	of New York		loan agreements governed by the law of New York.	account of Variglog in Switzerland by
			These agreements provide for the acceleration of the	AAI. Varilog is seeking recovery through
			loans in the event of sale of the original debtor, VRG	the courts in Brazil.
Linhas Aéreas S.A.

Atlantic	Supreme	602286-09	Atlantic Aviation Investments LLC. Sued Matlin	The court dismissed in part and upheld in	17,100
Aviation	Court of the		Patterson Global Advisers LLC, Matlin Patterson	part the motion to dismiss counterclaims	plus
Investments	State of New		Global Opportunities Partners II LP, Matlin Patterson	brought by defendants in the case. The	interest
LLC	York County		Global Opportunities Partners (Cayman) II LP y Volo	parties continue to conduct the test stage	costs and
	of New York		Logistics LLC (a) as alter egos for Variglog, for failure	(discovery).	damages
to pay the four loans indicated in the previous note; and
(b) for a default on their obligations of guarantors and
other obligations under the Memorandum of
Understanding signed by the parties on September 29,
2006

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
					ThUS$

Aerolane,	Distrital Tax	6319-4064-05	Against the regional director of the	Delivered at first instance decision pending appeal	4,210
Líneas Aéreas	Court N°2		Guayaquil Internal Revenue Service	against.
Nacionales	(Guayaquil)		for payment of VAT credit.
del Ecuador
S.A.

Lan Airlines	T ax Tribunal	23493-A	Against the regional director of the	Requested sentencing issue.	3,958
S.A.	of Quito		Quito Internal Revenue Service for
			payment of VAT credit.

Aerolane,	Distrital Tax	09504-2010-	Against the regional director of the	Pending opening of term evidence.	4,565
Líneas Aéreas	Court N°2	0114	Internal Revenue Service Guayaquil,
Nacionales	(Guayaquil)		to determine tax credit reduction by
del Ecuador			2006.
S.A.

Lan Argentina	15th National	10587/09	Request for bankruptcy of Southern	Successfully completed direct negotiations with the	66
S.A.	Court of first		Winds S.A. for various unpaid loans.	debtor, proceeding to desist the bankruptcy petition.
	instance			Signed two agreements, one for Lan Argentina S.A. and
	commercial,			another for LAN Airlines S.A. Recognized all debts. In
	Buenos Aires.			the case of Lan Argentina S.A. the agreement was signed
				for U.S. $66,428 payable in 30 quotas. There is no
				expectation of a recovery.

a2)    Lawsuits against  Lan Airlines S.A. and Subsidiaries

				Stage and level	Amounts
Company	Court	Cause No.	Origin	of proceeding	involved
ThUS$
Aerolinhas	Secretary of	2003	The administrative authority of Río de Janeiro, Brazil, notified	Pending resolution of the	3,000
Brasileiras S.A.	Finance of State		breach action or fine for alleged non-payment of ICMS (VAT )	revision group to annul the
	of Río de Janeiro		on import of Boeing-767 aircraft registered No. PR-ABB.	fine.

Lan Argentina	Laboral, Salta,	24826/10	Labor demand initiated by a custom agent.	In order to answer demand	700
S.A.	Argentina

Lan Cargo S.A.	Civil Court of	78-362	Request of indemnification for damages interposed by his who	Pending appeal of the decision	437
	Asunción,		had been general agent in Paraguay.	to reject one of the
	Paraguay			exceptions to lack of overt
action, made by lawyers for
the defendant.

Lan Airlines S.A.	European	-	Investigation of possible breaches of free Competition of cargo	On 14 April 2008, answered	10,916
y Lan Cargo S.A.	commission and		airlines, especially the fuel surcharge.	the European Commission's
	Canada			notification.
			On December 26, 2007, the Director General for Competition	Appeal will be filed before the
			of the European Commission notified Lan Cargo S.A.and Lan	next day January 25, 2011.
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
10,916. This fine is being appealed by Lan Cargo SA and Lan
Airlines SA We can not predict the outcome of the appeal
process.

Lan Cargo S.A.	Competent	-	As a consequence of the investigation into alleged breaches of	Case is in the process of	Undetermined
and Lan Airlines	tribunal of the		free competition of cargo airlines, especially fuel surcharge	discovery of evidence
S.A.	United States and
Canada to hear
class actions

				Stage and level	Amounts
Company	Court	Case No.	Origin	of proceeding	involved
ThUS$

Lan Logistics, Corp	Federal Court,	-	In mid June 2008 a demand was presented for	Failed against Lanlogistics,	Undetermined
	Florida, United		purchase option right for sale of LanBox.	Corp. for $ 5 million, which is
	States			appealing to the court of
appeals. Appeal process takes
between six months to a year.

Aerolinhas	Competent court	-	As a consequence of the investigation into	Investigation pending.	Undetermined
Brasileiras S.A.	of United States for		alleged breaches of free competition of cargo
	hearing class actions		airlines, especially fuel surcharge

Aerolinhas	Conselho	-	Investigation of alleged breaches of free	Investigation pending.	Undetermined
Brasileiras S.A.	Administrativo de Defesa		competition of cargo airlines, especially fuel
	Econômica, Brasil		surcharge.

Lan Airlines S.A.	Instituto de Defesa do	-	The Department of Consumer Protection and	Fine imposed by the consumer	970
"Brazil"	Consumidor de		Defense ("PROCON") has applied a fine to	entity Sao Paulo
	Sao Paulo		Lan Airlines S.A. in the amount of R$
1,688,240.00 equivalent to approximately
ThUS$ 970. T his penalty relates to the
cancellation of flights to Chile as a product of
the 2010 earthquake, holding that Lan Airlines
S.A. did not act in accordance with the rules
applicable to the facilities and offered no
compensation to passengers who could not
travel as a result of this extraordinary

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

(b)      Commitments under operating leases as lessee

Details of the main operating leases are as follows:

			As of	As of
			December 31,	December 31,
Lessor		Aircraft	2010	2009

Delaware Trust Company, National Association (CRAFT)	(*)	Bombardier Dhc8-200	9	-
International Lease Finance Corporation		Boeing 767	8	8
KN Operating Limited (NAC)	(*)	Bombardier Dhc8-400	4	-
Orix Aviation Systems Limited		Airbus 320	2	2
Pembroke B737-7006 Leasing Limited	(*)	Boeing 737	2	-
International Lease Finance Corp. (ILFC)	(*)	Boeing 737	2	-
Sunflower Aircraft Leasing Limited - AerCap		Airbus 320	2	-
Celestial Aviation Trading 35 Limited		Boeing 767	1	1
M SN 167 Leasing Limited		Airbus 340	1	1
Celestial Aviation Trading 16 Limited		Boeing 767	1	1
CIT Aerospace International		Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. GECAS (WFBN)		Boeing 777	1	1
Celestial Aviation Trading 23 Ltd. GECAS (WFBN)		Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. GECAS (WFBN)		Boeing 767	1	-
Celestial Aviation Trading 51 Ltd. GECAS (WFBN)		Boeing 767	1	-
AerCap (WFBN)		Airbus 320	1	-
M SN 32415, LLC - AWAS	(*)	Boeing 737	1	-
JB 30244, Inc. - AWAS	(*)	Boeing 737	1	-
NorthStar AvLease Ltd.	(*)	Bombardier Dhc8-200	1	-
JB 30249, Inc. - AWAS	(*)	Boeing 737	1	-
TIC Trust (AVM AX)	(*)	Bombardier Dhc 8-200	1	-
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	(*)	Boeing 737	1	-
M CAP Europe Limited - Mitsubishi (WTC)	(*)	Boeing 737	1	-
Total			45	16

(*) Aircraft incorporated through the business combination with Aires S.A.

The rentals are shown in profit and loss for the period as they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2010	2009
	ThUS$	ThUS$

Up to a year	151,781	90,731
More than one year and five years.	440,632	273,055
More than five years	107,593	80,165
Total	700,006	443,951

The minimum lease payments charged to income are the following:

	For year ended
	December 31,
	2010	2009	2008
	ThUS$	ThUS$	ThUS$

Minimum operating lease payments	93,219	81,425	67,781
Total	93,219	81,425	67,781

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

(c) Oher commitments

At December 31, 2010 the Company has existing letters of credit,  guarantee ballots and guarantee insurance policies as follows:

			Value	Release
Creditor Guaranteed	Debtor	Type	ThUS$	date

Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	31-Jan-11
The Royal Bank of Scotland plc	Lan Airlines S.A	Two letters of credit	18,000	08-Jan-11
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Forty-three guarantee ballots	5,833	18-Jan-11
Dirección Seccional de Aduanas de Bogota	Línea Aérea Carguera de Colombia S.A.	Two guarantee insurance policies	2,430	07-Apr-14
Washington International Insurance	Lan Airlines S.A.	Seven Letter of credit	3,040	05-Apr-11
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	31-May-11

NOTE 35 – TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties for the period ended December 31, 2010

			Country	Other information on			Amount of
Tax No.	Related parties	Relationship	of origin	related party	Transaction	Currency	transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	77
	Verde Ltda. y CPA	Shareholder			Passenger services provided	CLP	13

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Building rental granted	US$	17
	Training S.A.				Training received	US$	(363)
					Assignment of debt granted	US$	18
					Other prepayments received	US$	(467)

96.921.070-3	Austral Sociedad	Associate	Chile	Concessionaire	Aviation rates received	CLP	(35)
	Concesionaria S.A.				Basic consumptions received	CLP	(8)
					Aeronautical concession received	CLP	(153)
					Dividend distribution	CLP	73

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	63
	Tornagaleones S.A.	parties

96.669.520-K	Red de Televisión	Other related	Chile	Television	Passenger services provided	CLP	65
	Chilevisión S.A.	parties			Publicity services received	CLP	(100)

96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional advice	Professional advice received	CLP	(7)

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Building rental received	US$	(271)
	Argentina	parties			Other services provided	US$	13

b)	Transactions with related parties for the period ended December 31, 2009

			Country	Other information on			Amount of
Tax No.	Related parties	Relationship	of origin	related party	Transaction	Currency	transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	65
	Verde Ltda. y CPA	Shareholder			Passenger services provided	CLP	15

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Building rental granted	US$	17
	Training S.A.				Training received	US$	(1,103)
					Assignment of debt granted	US$	2
					Other prepayments provided	US$	137

96.921.070-3	Austral Sociedad	Associate	Chile	Concessionaire	Aviation rates received	CLP	(93)
	Concesionaria S.A.				Basic consumptions received	CLP	(11)
					Aeronautical concession received	CLP	(297)

78.005.760-2	Sociedad de Seguridad	Other related	Chile	Safety services	Safety service received	CLP	(575)
	Aérea S.A.	parties			Other prepayments provided	CLP	1,018

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	29
	Tornagaleones S.A.	parties

96.669.520-K	Red de Televisión	Other related	Chile	Television	Publicity services received	CLP	(949)
	Chilevisión S.A.	parties			Passenger services provided	CLP	623

96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional advice	Professional advice received	CLP	(82)
					Other prepayments received	CLP	(12)

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Building rental received	US$	(386)
	Argentina	parties

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

All options expire on December 31, 2011.

Number of share
options

Stock options under a share-based payment agreement balance as of January 1, 2010	1,311,000
Stock options granted	898,091
Stock options annulled	-
Stock options exercised	-

Stock options under a share-based payment agreement balance as of December 31 , 2010	2,209,091

Entry data of valuation model of options used for stock options conceded during the period.

Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
share price		price		volatility	option	expected	interest
US$	17.3	US$	14.5	33.20%	1.9 years	50%	0.0348

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