Form 20-F/A
period 2010-12-31
Lan Airlines SA
filed 2011-12-01
CIK 1047716

As filed with the Securities and Exchange Commission on December 1, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 2)

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
Yes ☐ No ☒

EXPLANATORY NOTE
We filed our annual report on Form 20-F for the fiscal year ended December 31, 2010 (which we refer to as the “20-F”) on May 5, 2011, which was amended on November 29, 2011 (“Amendment No. 1”). This Amendment No. 2 to our 20-F (which we refer to as Amendment No. 2) is being filed solely for purposes of amending and refiling the cover page, the signature page and exhibits 12.1, 12.2, 13.1 and 15.1 to Amendment No. 1, which inadvertently omitted the filing date.  This Amendment No. 2 also restates, but does not amend, Items 4, 18 and 19 and Exhibit 8.1, in each case as set forth in Amendment No. 1.

We believe that these corrections are not material to our financial condition, operations or prospects.

Except as described above, no other change has been made to our 20-F.  The filing of this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Form 20-F, as amended, and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to May 5, 2011.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on its behalf.

Lan Airlines S.A.

/s/ Alejandro de la Fuente Goic
Name: Alejandro de la Fuente Goic
Title: Chief Financial Officer
Date: December 1, 2011

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