Form 20-F
period 2011-12-31
Lan Airlines SA
filed 2012-04-02
CIK 1047716

As filed with the Securities and Exchange Commission on April 2, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14728

Lan Airlines S.A.

(Exact name of registrant as specified in its charter)

Lan Airlines S.A.

(Translation of registrant’s name into English)

Republic of Chile

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 340,319,431.

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

This annual report contains conversions of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2011, which was Ch$519.20=US$1.00. The observed exchange rate on March 23, 2012, was Ch$487.72=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Item 3. Key Information—Selected Financial Data—Exchange Rates”.

Lan Airlines and the majority of our subsidiaries (including our main cargo subsidiary Lan Cargo S.A., or Lan Cargo) maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos or Colombian pesos. Our audited consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), require assets and liabilities to be translated at period-end exchange rates, revenue and expense accounts at monthly average rates.

Our audited consolidated financial statements for the periods ended December 31, 2009, 2010 and 2011 were prepared in accordance with IFRS. Prior to 2009 our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS as of 2009 is not directly comparable to our financial information presented with respect to previous years under Chilean GAAP. Accordingly, readers should avoid such comparison.

We have rounded percentages and certain U.S. dollar and Chilean peso amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 4 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including those relating to our proposed combination with TAM S.A. (“TAM”). See “Item 3. Key Information—Risk Factors—Risks Relating to the Exchange Offer and Mergers” and “Item 4. Information on the Company—History and Development of the Company—Proposed Combination with TAM”. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in Item 3 under “Risk Factors” generally and with respect to our proposed combination with TAM in particular;

•	whether the holders of a sufficient number of TAM’s free float shares accept the exchange offer;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Latin American and world economies and their impact on the airline industry;

•	the effects of competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors”.

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

A. Selected Financial Data

The following table presents our summary financial data. Our audited consolidated financial statements relate to the period ended December 31, 2011, and constitute the third annual audited financial statements prepared in accordance with IFRS.

Our date of transition to IFRS was January 1, 2008. Consequently, we have prepared our opening consolidated statements of financial position under IFRS as of that date. Our date of adoption of IFRS was January 1, 2009.

The summary consolidated annual financial information as of December 31, 2011, 2010 and 2009, and each of the three years ended December 31, 2011, 2010 and 2009 has been prepared in accordance with IFRS and is derived from our audited consolidated annual financial statements included in this annual report or previous annual reports. The summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report is derived from our audited consolidated annual financial statements included in a previous annual report. This financial information has been previously presented in accordance with Chilean GAAP, and has been restated under IFRS only for comparative purpose. You should read the information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Operating and Financial Review and Prospects.”

Annual Financial Information

	Year ended December 31,
	2011	2010	2009	2008
	(in US$ millions, except per share and capital stock data)
The Company(1)(3)

Statement of Income Data:
Operating revenues
Passenger	4,008.9	3,109.8	2,623.6	2,820.8
Cargo	1,576.5	1,280.7	895.6	1,319.4
Total operating revenues	5,585.4	4,390.5	3,519.2	4,140.2
Cost of sales	(4,078.6)	(3,012.7)	(2,522.8)	(2,893.9)
Gross margin	1,506.8	1,377.8	996.4	1,246.3
Other operating income(2)	132.8	132.8	136.4	142.9
Distribution costs	(479.8)	(383.5)	(327.0)	(366.7)
Administrative expenses	(406)	(332)	(270)	(275)
Other expenses	(214.4)	(172.4)	(100.5)	(127.9)
Other gains/(losses)(4)	(33.0)	5.4	(11.7)	(135)
Financial income	14.5	14.9	18.2	18.5
Financial costs	(139.1)	(155.3)	(153.1)	(125.5)
Equity accounted earnings	0.5	0.1	0.3	0.7
Exchange rate differences	(0.3)	13.8	(11.2)	23.4
Result of indexation units	0.1	0.1	(0.6)	1.2
Income before income taxes	382.4	502.0	277.5	403.4
Income tax	(61.8)	(81.1)	(44.5)	(65.1)
Net income for the period	320.6	420.9	233.0	338.3
Income attributable to the parent company’s equity holders	320.2	419.7	231.1	336.5
Income attributable to non-controlling interests	0.4	1.2	1.9	1.8
Net income for the period	320.6	420.9	233.0	338.3
Earnings per share
Basic earnings per share (US$)(5)	0.94335	1.23882	0.68221	0.99318
Diluted earnings per share(US$)	0.94260	1.23534	0.68221	0.99318

	At December 31,
	2011	2010	2009	2008
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:

Cash, and cash equivalents	374.4	631.1	731.5	401.0
Other current assets in operation	964.3	896.5	666.6	665.8
Non- current assets and disposal groups held for sale	4.7	5.5	10.9	10.4
Total current assets	1,343.4	1,533.1	1,409.0	1,077.2
Property and equipment	5,928.0	4,948.4	4,196.6	3,966.1
Other non- current assets	377.3	304.4	166.4	153.6
Total non- current assets	6,305.3	5,252.8	4,363.0	4,119.7
Total assets	7,648.7	6,785.9	5,772.0	5,196.9
Total current liabilities	2,322.1	2,144.0	1,523.3	1,551.5
Total non-current liabilities	3,869.2	3,341.8	3,142.7	2,876.8
Total liabilities	6,191.3	5,485.8	4,666.0	4,428.3
Net equity attributable to the parent company’s equity holders	1,445.3	1,296.8	1,098.8	761.8
Minority interest	12.0	3.2	7.1	6.8
Total net equity	1,457.3	1,300.1	1,105.9	768.6

	At December 31,
	2011	2010	2009	2008	2007
Operational Data:
ASKs (million)	48,153.6	42,355.2	38,776.2	35,176.1	31,556.0
RPKs (million)	38,422.9	33,147.5	29,836.2	26,951.7	24,001.2
ATKs (million) (6)	5,192.7	4,628.7	3,848.9	4,071.9	3,636.3
RTKs (million)	3,612.4	3,245.3	2,627.4	2,906.2	2,701.0
System ATKs (million)	10,056.1	8,968.8	7,811.8	7,659.9	6,999.9

(1)	For more information on the subsidiaries included in this consolidated account, see Note 1 to our audited consolidated financial statements.
(2)	Other income included in this Statement of Income Data is equivalent to the sum of income derived from duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income. For more information, see Note 30 to our audited consolidated financial statements.
(3)	The addition of the items may differ from the total amount due to rounding.
(4)	As of December 31, 2010 the Company recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). In 2011, at a non-operational level, LAN’s consolidated results were impacted by the settlement agreement totaling US$66.0 million related to the civil class action in the cargo business, partially offset by the US$44.5 million gain from the sale of Blue Express International Servicios de Transporte Limitada and Blue Express S.A. At this level there was also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with the Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the combination of LAN and TAM
(5)	As of December 31, 2009 and 2010 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 American Depositary Shares (“ADSs”). As of December 31, 2011 we had 340,319,431 common shares outstanding, which was equivalent to 340,319,431 ADSs.
(6)	In August 2007, the Company implemented a change in its methodology used for calculating cargo ATKs in order to better represent the available capacity in the bellies of passenger aircraft. Cargo RTKs were not affected by this change. Historical data has been modified accordingly for comparison purposes.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is significantly mitigated by the fact that 78.0% of our revenues and 53.0% of our operating expenses are denominated in U.S. dollars.

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (Chilean Corporation Act) and Reglamento de Sociedades Anónimas (Regulation to the Chilean Corporation Act) (collectively, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. In 2011, we paid interim dividends related to year 2011 results totaling US$141.6 million, equivalent to 44.2% of the Company’s net income in 2011. The aforementioned dividends were paid as follows: (i) on September 15, 2011, we paid a first interim dividend of US$56.6 million related to results as of June 30, 2011, to the shareholders on record as of September 9, 2011, representing US$0.16677 per share; and (ii) on January 12, 2012, we paid a second interim dividend of US$ 85.0 million related to full year 2011 results, to shareholders on record as of January 6, 2012, representing US$0.24988 per share. The table below sets forth the cash dividends per common share and per ADS, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend. In August 2007, LAN modified the ratio of its common shares to one of its American Depositary Receipts (“ADRs”), from 5:1 to 1:1.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

2007	August 23, 2007	90,104,830	338.79	0.26596	0.26596
	January 17, 2008	119,894,715	338.79	0.35389	0.35389
	May 8, 2008	5,827,204	338.79	0.01720	0.01720
2008	August 21, 2008	96,785,787	338.79	0.28568	0.28568
	January 15, 2009	105,001,466	338.79	0.30993	0.30993
2009	August 20, 2009	34,621,043	338.79	0.10219	0.10219
	January 21, 2010	70,000,978	338.79	0.20662	0.20662

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

	May 20, 2010	10,939,558	338.79	0.03229	0.03229
2010	August 19, 2010	74,466,242	338.79	0.21980	0.2198
	January 13, 2011	125,000,294	338.79	0.36896	0.36896
	April 29, 2011	10,386,295	339.31	0.03061	0.03061
2011	September 15, 2011	56,594,769	339.36	0.16677	0.16677
	January 12, 2012	85,000,207	340.16	0.24988	0.24988

Our board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy”.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$

2007	548.67	493.14	521.95	495.82
2008	676.75	431.22	528.88	629.11
2009	643.87	491.09	553.77	506.43
2010	549.17	468.37	511.20	468.37
2011
September	521.85	460.34	483.69	515.14
October	533.74	492.04	511.74	492.04
November	526.83	490.29	508.44	524.25
December	522.62	508.67	517.17	521.46
End of year	533.74	455.91	483.67	521.46
2012
January	519.20	485.35	501.34	488.99
February	488.75	475.29	481.49	477.41
March(2)	491.57	476.27	484.59	491.57

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through March 23, 2012.

On March 23, 2012 the observed exchange rate was Ch$487.72=US$1.00.

B. Capitalization and Indebtness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission (“SEC”) among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs, that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including the following risk factors.

Risks Relating to the Exchange Offer and Mergers involving TAM S.A.

Both commencement and completion of the exchange offer are subject to many conditions precedent and if these conditions are not satisfied or waived, the proposed combination with TAM S.A. will not be completed

We and TAM S.A., a Brazilian company (“TAM”), are proposing to combine to form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America. When the proposed combination is completed, LAN will be the holding company of the combined companies and will change its name to “LATAM Airlines Group S.A.” (“LATAM”). The proposed combination will be implemented through a delisting exchange offer to be made in the United States and in Brazil to acquire all of the outstanding voting common shares of TAM (“TAM common shares”), non-voting preferred shares of TAM (“TAM preferred shares and collectively with the TAM common shares, the “TAM shares”) and American Depositary Shares representing TAM shares (“TAM ADSs”), in each case other than any such shares owned indirectly by the TAM controlling shareholders (as defined below), and other mergers and corporate restructuring transactions described under “Item 4. Information on the Company—History and Development of the Company—Proposed Combination with TAM”, in each case pursuant to the terms and conditions of the implementation agreement and the exchange offer agreement entered into on January 18, 2011 (the “transaction agreements”) by LAN, TAM, the controlling shareholders of LAN under Chilean law (Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A., which we refer to individually as “Costa Verde Aeronáutica” and “Mineras del Cantábrico,” respectively and collectively as the “LAN controlling shareholders”), the controlling shareholders of TAM under Brazilian law (Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro, whom we refer to collectively as the “TAM controlling shareholders”), and TAM Empreendimentos e Participações S.A., a company through which the TAM controlling shareholders held their TAM shares (as defined below) at that time ( “TEP”). The commencement of the exchange offer is subject to certain conditions set forth in the transaction agreements as described under “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—Conditions for the Commencement of the Exchange Offer”, including receipt of all required regulatory approvals (including the required approvals from the Comissão de Valores Mobiliários (“CVM”), the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Supervisor) (“SVS”), and the SEC. In addition, approval of the proposed combination by our shareholders is subject to the rendering of a final decision by the Chilean Supreme Court on our appeal of the mitigation measures imposed by the Tribunal de Defensa de la Competencia (Chilean Free Competition Defense Court) (“TDLC”) in connection to the proposed combination with TAM. The completion of the exchange offer is also subject to certain conditions set forth in the transaction agreements as described under “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—Conditions to Completion of the Exchange Offer,” including the following:

Delisting Condition

•

The number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause the deregistration of TAM as a public company in Brazil with CVM and the delisting of TAM shares from the BM&FBovespa (“Bovespa”).

•	A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the auction to be held on Bovespa (the “Auction”) and:

•	tenders such shares into, and does not withdraw them from, the Auction; and/or

•

indicates on the qualification form (a copy of which will be included with the letter of transmittal mailed to holders of TAM shares in connection with the exchange offer) that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

•	A holder will be deemed to be a “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	does not tender such shares in the Auction; and/or

•	indicates on the qualification form (a copy of which will be included with the letter of transmittal) that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

•

For purposes of the delisting condition, “qualifying minority shares” mean all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

•	The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

Squeeze-Out Condition

•

The sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.63% of the outstanding TAM shares as of March 28, 2012), represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs) (this is the minimum acquisition threshold required under applicable Brazilian law to give TAM the right to compulsorily redeem any TAM shares (including those represented by TAM ADSs) not owned by LAN or Holdco I S.A. (“Holdco I”) after completion of the exchange offer, the mergers and the other transactions described under “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements”); and

•

The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries, taken as a whole, in all material respects.

Certain of these conditions may not be waived without written agreement of both LAN and the TAM controlling shareholders, and neither LAN nor the TAM controlling shareholders has any obligation to waive any conditions not satisfied on or prior to the expiration of the exchange offer. Therefore, even if we are willing to waive an unsatisfied condition, we may be unable to complete the exchange offer if the TAM controlling shareholders refuse to waive the condition. In addition, the obligation of the TAM controlling shareholders under the transaction agreements to contribute their TAM shares into the proposed combination prior to the completion of the exchange offer is subject to certain conditions relating to the operations and business of LAN and certain events outside of our control. Payment of such subscriptions is a condition to the completion of the exchange offer. If any of these conditions is not satisfied or waived, the exchange offer and mergers will not be completed.

If the squeeze-out condition is not satisfied and we waive this condition, we may be unable to fully realize the anticipated benefits of the proposed combination

If the squeeze-out condition is not satisfied and we waive this condition, TAM will not be permitted under Brazilian law to compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer and the mergers unless LAN later acquires a sufficient number of TAM shares (including those represented by TAM ADSs) so as to allow TAM to compulsorily redeem the remaining outstanding TAM shares and TAM ADSs pursuant to Brazilian law. Depending on the quantity of minority shareholders remaining after completion of the exchange offer and the mergers, their existence may limit LATAM’s ability to combine the businesses and operations of LAN and TAM, which could adversely affect the combined companies’ ability to realize the potential benefits and cost savings from combining these businesses. Failure to fully realize these potential benefits and any temporary or permanent delay in integrating the businesses and operations of these two companies, could adversely affect the revenues, level of expenses and operating results of the combined companies after the completion of the proposed combination.

The final decision by the Chilean Supreme Court in connection with the mitigation measures imposed by the Chilean Free Competition Defense Court may not be rendered on time

Before the proposed combination of LAN and TAM may be completed, the final decision of the Chilean Supreme Court with respect to the appeal filed by LAN seeking the amendment or elimination of three of the conditions set forth in the decision issued by the TDLC with respect to the proposed combination with TAM, has been rendered. See “Item 4. Information on the Company—History and Development of the Company—Proposed Combination with TAM” and “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—Conditions to Commencement of the Exchange Offer”, for a discussion of the status of the Company’s appeal. A final decision by the Chilean Supreme Court with respect to the appeal is expected by the Company in the next month, but there can be no assurance that the decision will be obtained within the expected time frame, or that the decision will not prevent the transaction to go forward. If the final decision of the Chilean Supreme Court is not rendered by the expected time frame, and this situation is not waived by the parties to the transactions agreements, the exchange offer and mergers will not be completed.

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

Failure to complete the proposed combination could negatively impact our stock price and future business and financial results

If the proposed combination is not completed, our ongoing businesses may be adversely affected, and we would be subject to several risks, including the following:

•	being required to pay a termination fee to TAM of $200 million and reimburse of TAM’s expenses under certain circumstances provided in the transaction agreements;

•	having to pay certain costs relating to the proposed combination, such as legal, accounting, financial advisor and printing fees; and

•	having had our management focus on the proposed combination instead of pursuing other opportunities that could have been beneficial to us.

If the proposed combination is not completed, we cannot assure our stockholders that these risks will not materialize and will not materially adversely affect our business, financial results and stock price.

The transaction agreements contain provisions that could discourage a potential competing acquirer of LAN

The transaction agreements require our board of directors to recommend that its shareholders approve the proposed combination and does not permit our board of directors to withdraw or adversely modify those recommendations. The transaction agreements also contains “no shop” provisions that prohibit us from soliciting, initiating or encouraging any competing third party proposals, including acquisitions of our equity securities or material assets, and there are no exceptions to these provisions. In addition, if the transaction agreements are terminated under certain circumstances, we may be required to pay to TAM a termination fee of $200 million and to reimburse TAM for expenses incurred by TAM in connection with the transaction agreements and the proposed combination. See “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements” and “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—Termination”. These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of LAN from considering or proposing that acquisition, even if it were prepared to pay consideration with a value per share higher than the benefits LAN shareholders may receive from the proposed combination, or might result in a potential third-party acquiror proposing to pay a lower price to the LAN shareholders than it might otherwise have proposed to pay because of the added expense of the $200 million termination fee and expense reimbursement that may become payable in certain circumstances.

The fairness opinion obtained by our board of directors from our financial advisor will not reflect changes in circumstances between signing the transaction agreements and the completion of the proposed combination

While our board of directors received an initial fairness opinion from J.P. Morgan, our financial advisor, before we entered into the transaction agreements (the “Initial JPM Opinion”), and a supplemental fairness opinion, dated November 11, 2011 (the “Supplemental JPM Opinion”), we have not obtained an updated fairness opinion as of the date of this annual report on Form 20-F. Changes in our operations and prospects and those of TAM, general market and economic conditions and other factors which may be beyond our control and on which the fairness opinions were based may alter the value of LAN or TAM and/or the prices of our common shares and/or the TAM shares by the time the proposed combination is completed. The Initial JPM Opinion and the Supplemental JPM speak only as of the date of such opinions and not as of the time the proposed combination will be completed or as of any other date. Because we do not anticipate asking our financial advisor to further update its fairness opinion, neither the Initial JPM Opinion nor the Supplemental JPM Opinion address the fairness of the exchange ratios in the exchange offer, from a financial point of view, to us at the time the proposed combination will be completed.

Resales of LAN shares issued in the mergers may cause the market price of such shares to fall

As of March 28, 2012, 340,977,309 LAN shares were issued and outstanding (of which 33.84% were beneficially owned by the LAN controlling shareholders) and 1,216,251 LAN shares were subject to issuance upon exercise of outstanding options and other rights to purchase such shares. In the mergers, LAN expects to issue a significant amount of LAN shares in the form of LAN American Depositary Shares (“LAN ADSs”) and LAN Brazilian Depositary Shares (“LAN BDSs”) to the holders of TAM shares and TAM ADSs in exchange for their TAM shares or TAM ADSs, although the actual number of LAN shares issued will depend on the extent to which holders of such TAM shares and TAM ADSs elect to tender their TAM shares and/or TAM ADSs into the exchange offer and the number of vested stock options and other rights to acquire TAM shares that are exercised before the completion of the exchange offer and the mergers. If all holders of TAM shares and TAM ADSs, other than the TAM controlling shareholders, validly tender all of their TAM shares and/or TAM ADSs into, and do not withdraw them from, the exchange offer, the TAM controlling shareholders contribute all of their TAM shares into the proposed business combination and no TAM shares (including those represented by TAM ADSs) or LAN shares (including those represented by LAN ADSs and LAN BDSs) are issued after the date of the exchange offer other than the LAN common shares to be issued pursuant to the exchange offer and the mergers which will be represented by LAN ADSs and LAN BDSs, then LAN will issue a total of 140,586,107 LAN common shares in connection with the exchange offer and the mergers and immediately after the effective time of the mergers, the issued and outstanding LAN shares (including those represented by LAN ADSs and LAN BDSs but excluding those reserved under stock option plans) will be owned approximately as follows: 13.62% of such LAN shares will be held by the TAM controlling shareholders, 15.59% of such LAN shares will be held by the holders of TAM shares and TAM ADSs other than the TAM controlling shareholders, 23.97% of such LAN shares will be held by the LAN controlling shareholders and 46.82% of such LAN shares will be held by the holders of LAN shares other than the LAN controlling shareholders. If there are substantial sales of the newly issued LAN shares shortly after the effective time of the mergers, this could adversely affect the market for, and the market price of, the LAN common shares, the LAN ADSs and the LAN BDSs.

Risks Relating to the Combination of LAN and TAM

LAN may be unable to fully realize the anticipated benefits of the proposed combination

After completion of the proposed combination, LAN will change its name to “LATAM Airlines Group S.A.” The proposed combination involves bringing together two large and complex businesses that currently operate as independent public companies. LAN will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of LAN and TAM. The success of the proposed combination will depend, in part, on LAN’s ability to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of LAN and TAM. LAN hopes to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, new product and service offerings and organic growth. There is a risk, however, that LAN may not be able to combine the businesses of LAN and TAM in a manner that permits LAN to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts LAN currently expects or at all. Potential difficulties LAN may encounter as part of the integration process include, among other things:

•

the inability to successfully combine the businesses of LAN and TAM in a manner that permits LAN to achieve the full revenue synergies, cost savings and growth opportunities anticipated to result from the proposed combination;

•	complexities associated with managing the combined companies;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of LAN and TAM;

•	potential loss of key employees as a result of implementing the proposed combination;

•	the need to coordinate the existing products and customer bases of LAN and TAM; and

•

potential unknown liabilities and unforeseen increased expenses or delays associated with the exchange offer, the mergers and the other combination transactions, including one-time cash costs to complete and implement the proposed combination that may exceed the one-time cash costs that LAN currently anticipates.

In addition, LAN and TAM have operated and, until the completion of the exchange offer and the mergers, will continue to operate under their existing separate airline certificates. It is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect each company’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the proposed combination, and could increase costs or reduce each company’s earnings or otherwise adversely affect the businesses, financial condition, results of operations and/or prospects of the combined companies following the completion of the exchange offer and the mergers.

Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits that result from the proposed combination may be lower and may take a longer time to achieve than LAN currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the proposed combination, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that LAN will be able to implement these steps as anticipated or at all. If LAN fails to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the exchange offer, the mergers and the other combination transactions described in this annual report may not produce the benefits LAN currently anticipates.

LAN has and will continue to incur significant costs and expenses in connection with the proposed combination and integration of the business operations of LAN and TAM

LAN has incurred and will continue to incur substantial expenses in connection with the proposed combination and the integration of LAN and TAM. LAN incurred approximately US$15 million in non-recurring expenses in connection with the proposed combination in 2011, and expects to incur US$25 million in such expenses in 2012. Significant costs and expenses have been and are being incurred related to the exchange offer, the mergers and the other transactions. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by LAN and TAM depending on the nature of the expense and regardless of whether the proposed combination is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the proposed combination. While both LAN and TAM have assumed that a certain level of expenses would be incurred in connection with these transactions, there are many factors beyond LAN’s and TAM’s control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the proposed combination that LAN may not recoup. These costs and expenses could, particularly in the near term, exceed the savings that LAN expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although LAN expects that these savings will offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

LAN will not control the voting shares or board of directors of TAM

After completion of the exchange offer, the mergers and the other transactions contemplated by the transaction agreements:

•	Holdco I will own 100% of the TAM common shares that were:

•	contributed by the TAM controlling shareholders, or

•	acquired pursuant to the exchange offer,

•	LAN will own 100% of the TAM preferred shares that were acquired pursuant to the exchange offer or contributed by the TAM controlling shareholders,

•

The TAM controlling shareholders will own at least 80% of the outstanding Holdco I voting shares and LAN will own no more than 20% of the outstanding Holdco I voting shares, due to a Brazilian restriction that prohibits non-Brazilians to own more than 20% of a Brazilian airline, and

•	LAN will own 100% of the outstanding Holdco I non-voting shares, which will entitle it to essentially all of the economic rights in respect of the TAM common shares held by Holdco I.

As a result of this ownership structure:

•

the TAM controlling shareholders will, by virtue of their control of the voting shares of Holdco I and the boards of directors of each of Holdco I, TAM and each airline subsidiary of TAM, retain voting and board control of TAM and each airline subsidiary of TAM; and

•

LAN, by virtue of its ownership of all of the non-voting shares of Holdco I and TAM preferred shares acquired pursuant to the exchange offer and the mergers, will be entitled to virtually all of the economic rights in TAM subject only to the rights of holders of any TAM shares not so acquired.

LAN, the TAM controlling shareholders and other parties have entered into shareholders agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance LAN’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders (5/6 of the total of the shareholders) and/or the board of directors of Holdco I or TAM. However, no assurances can be given that LAN and the TAM controlling shareholders will be able to reach an agreement with respect to such supermajority voting or board matters in the future and if they do not, the businesses, financial condition, results of operations and prospects of the combined companies could be adversely affected. In addition, pursuant to these shareholder agreements, neither Holdco I, TAM nor TAM’s subsidiaries may take certain actions without the prior approval of a supermajority of the board of directors and/or the shareholders of Holdco I or TAM. As a result of these supermajority requirements, these actions will effectively require the prior approval of both LAN and TEP Chile S.A. (“TEP Chile”) (which will be wholly owned by the TAM controlling shareholders). Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties.

Uncertainties associated with the proposed combination may cause a loss of management personnel and other key employees that could adversely affect LAN, TAM and/or the combined companies

The success of the proposed combination is dependent, in part, on the experience and industry knowledge of their senior management and other key employees of LAN and TAM and their ability to execute their business plans. In order to be successful, LAN, TAM and the combined companies must be able to retain the senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of LAN and TAM may experience uncertainty about their roles within LATAM following completion of the proposed combination, which may have an adverse effect on the ability of LAN, TAM or the combined companies to retain or attract senior management and other key employees. Competition for highly qualified personnel in the various localities and business segments in which LAN and TAM operate, is intense. No assurances can be given that LAN and TAM or, after completion of the proposed combination, the combined companies will be able to retain or attract senior management and other key employees to the same extent that LAN and TAM have previously been able to do so.

The financial results of LATAM will be more exposed to currency exchange rate fluctuations as a result of the proposed combination and the resulting increase in the proportion of assets, liabilities and earnings that are denominated in currencies other than US dollars

LATAM will prepare and present its consolidated financial statements in US dollars. The proposed combination will significantly increase the proportion of LAN’s consolidated net assets, revenues and income in non-US dollar currencies, primarily Chilean pesos and Brazilian real. The consolidated financial condition and results of operations of LATAM will therefore be more sensitive to movements in exchange rates between the US dollar and other currencies. A depreciation of non-US dollar currencies relative to the US dollar could have an adverse impact on the financial condition, results of operations and prospects of LATAM.

LATAM’s future results will suffer if it cannot effectively manage its expanded operations following completion of the proposed combination

Following the completion of the proposed combination, the size of the business of the combined companies will be significantly larger and more complex than the current business of LAN or TAM. LAN’s future success will depend, in part, on LAN’s ability to manage this expanded business, which will pose substantial challenges for management, including those related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that LATAM will be successful or that it will realize the expected operating efficiencies, cost savings, revenue synergies and other benefits currently anticipated by LAN and TAM from the proposed combination.

The proposed combination could cause a downgrade of LAN’s credit ratings, which could have a negative effect on LAN’s business

TAM currently has a lower credit rating and is more leveraged than LAN. As a result of the proposed combination, LAN’s credit rating could be downgraded by one or more credit rating agencies, which could adversely affect the financial condition, results of operations and prospects of the combined companies. If LAN’s credit rating is downgraded, it could affect LAN’s ability to finance future fleet acquisitions and/or increase LAN’s financing costs.

It may take time to combine the frequent flyer programs of LAN and TAM

LAN and TAM each currently run their own frequent flyer programs. While LAN intends to integrate these programs so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably, there is no guarantee that this integration will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until LAN effectively combines these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

LATAM will have to withdraw from an existing airline alliance to which LAN or TAM belongs

LAN is currently a member of the oneworld® airline alliance while TAM is a member of the Star Alliance airline alliance. Although LAN and TAM will continue operating under their existing separate operating certificates after the proposed combination, due to conditions imposed by the Chilean and Brazilian antitrust regulators, LAN and TAM may not participate in more than one airline alliance after the end of the 24-month period following completion of the proposed combination. LAN and TAM are currently evaluating and have not decided yet to which airline alliance they will belong after the completion of the proposed combination with TAM. The withdrawal from one of the alliances after the proposed combination may impede LATAM from providing customers with exactly the same benefits currently provided by LAN and TAM, such as the same travel destinations, combined reservation system, itinerary flexibility, among others. As a result, passengers may prefer alliances offered by LATAM’s competitors, and consequently decide to fly with them, which may adversely affect LATAM’s business.

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

Driven by the severe downturn in the global economy, including in the economies of many of the countries we serve, we began to experience weakening demand in cargo late in 2008, and this weak demand continued into 2009. However, we began to experience a recovery in cargo traffic in late 2009, which continued improving during 2010 and 2011. If the regional economic environment continues its positive performance, demand in cargo may continue to grow during the current year. No assurance can be given that capacity reductions or other steps we may take will be adequate to offset any future reduction in our cargo and/or air travel demand.

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

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities (among them, those from Argentina, Brazil, Chile, Ecuador, Mexico, Peru, Colombia and the United States) fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the Chilean Junta Aeronáutica Civil (“JAC”) and technical operative authorizations issued by the Chilean Dirección General de Aeronáutica Civil (“DGAC”), and other corresponding local authorities of the countries in which we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

We operate numerous international routes, subject to bilateral agreements and also internal flights within Chile, Argentina, Peru and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control. See “Item 4. Information on the Company— Business Overview—Regulation—Route Rights”.

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

In 2011 the Company was also impacted by the presence of volcanic ash on certain routes which resulted in US$36.6 million losses.

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

In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations. Presently, there is a trend towards increases in jet fuel prices because of the increased demand caused by the 2010 recovery in the global economy coupled with conflicts during 2011 in Egypt and Libya that affected global fuel supply. It is impossible for us to predict if we will be able to fully protect ourselves against the volatility of fuel costs.

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

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for approximately 34% of our operating expenses in 2011. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may also be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2011, we operated a fleet of 81 Airbus, 54 Boeing and 14 Dash aircraft. These risks include:

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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases. Several of our competitors are larger than us and have greater brand recognition and greater resources than we do. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries as well as low-cost carriers offering discounted fares. The U.S. -Chile and other open skies agreements may subject us to further competition from international carriers. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger businesses, as well as sea transportation for our cargo business. Competition could reduce our passenger traffic and cargo demand, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

Chile may open its domestic aviation industry to foreign airlines without restrictions, which may change the competitive landscape of the domestic Chilean aviation sector and affect our business and results of operations

Currently, Chilean laws and regulations permit foreign airlines to operate domestic flights in Chile. Nevertheless, the rules currently prevent foreign-based carriers from flying within Chile without setting up a Chilean subsidiary first. There are currently no foreign airlines participating in the Chilean domestic market. However, on January 18, 2012, both the Secretary of Transportation and the Secretary of Economics of Chile announced steps towards unilaterally opening the Chilean domestic skies in the near term. Chilean Domestic Unilateral Open Skies Rule may change the competitive landscape of the Domestic Chilean Aviation Sector, as it will be easier for foreign companies in the future to freely operate in the Chilean territory, which may subject us to further competition. Competition from international carriers in the Chilean market may affect the competitive dynamics of our industry by reducing our passenger traffic and cargo demands, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

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

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of the airlines’ insurance premium or in significant decreases of insurance coverage, as it happened after the 9/11 terrorist attacks. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

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

Approximately 49% of our employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

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

Labor costs constitute a significant percentage of our total operating costs (19.6% in 2011), and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

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

Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Approximately 99% of our indebtedness at December 31, 2011 is denominated in U.S. dollars, 22% of our revenues and 47% of our operating expenses in 2011 were denominated in currencies other than the U.S. dollar, mainly the Chilean peso. If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal depreciation of 1.3% against the U.S. dollar in 2008, an average nominal depreciation of 4.7% against the U.S. dollar in 2009 and an average nominal appreciation of 4.6% against the U.S. dollar in 2010. The exchange rate of the Chilean peso and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis à vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Year ended December 31, 2011 compared to year ended December 31, 2010—Cost of Sales” and “—Year ended December 31, 2010 compared to year ended December 31, 2009—Cost of Sales”.

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

As of January 31, 2012 our controlling shareholders, beneficially owned 33.9% of our voting common shares. Controlling shareholders are in a position to elect four of the nine members of our board of directors and are in a position to direct our management. In addition, under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the right to vote those common shares.

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

We cannot assure that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information—Foreign Investment and Exchange Controls in Chile”.

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Law, provides that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

Lan Airlines is a publicly-held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile, with unlimited duration. Lan Airlines is a company primarily involved in the transportation of passengers and cargo.

The Chilean government founded Lan Airlines (formerly Lan Chile S.A.) in 1929. Lan Airlines was a government-owned company from 1929 until its incorporation in 1983. We began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51.0% of Lan Airlines’s capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, our controlling shareholders together with other major shareholders acquired 98.7% of Lan Airlines’s stock, including the remaining stock held by the Chilean government, in a series of transactions. As of February 29, 2012, our controlling shareholders held 33.9% of our capital stock. For more information about our controlling shareholders, see “Item 7. Controlling Shareholders and Related Party Transactions—Controlling Shareholders” and “Item 7. Controlling Shareholders and Related Party Transactions—Related Party Transactions”. In 1997, Lan Airlines was listed on the New York Stock Exchange, becoming the first Latin American airline to trade its ADRs on this financial market.

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

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525. We have designated LAN Airlines as our agent in the United States, located at 970 South Dixie Highway, Miami, Florida 33156. Our website address is www.lan.com. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information contact Gisela Escobar, Director of Investor Relations at gisela.escobar@lan.com.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

Proposed Combination with TAM

On August 13, 2010, we jointly announced with TAM that we had entered into a non-binding Memorandum of Understanding relating to the proposed all-stock transaction that would combine the holdings of LAN and TAM under a single parent entity.

On January 18, 2011, we and the LAN controlling shareholders entered into the transaction agreements with TAM, TEP and the TAM controlling shareholders, which set forth the terms and conditions of a proposed business combination of LAN and TAM. For a discussion of how the proposed combination will be implemented and the terms of the transaction agreements, see “—The Transaction Agreements” below.

The Transaction Agreements

This section describes the material terms of the transaction agreements. The rights and obligations of the parties to the transaction agreements are governed by the express terms and conditions of the transaction agreements and not by this summary or any other information contained in this annual report on Form 20-F. The description in this section and elsewhere in this annual report on Form 20-F is qualified in its entirety by reference to the complete text of the transaction agreements, as amended, which are incorporated by reference into this annual report on Form 20-F. This summary does not purport to be complete and may not contain all of the information about the transaction agreements that is important to you. We encourage you to read the transaction agreements carefully and in their entirety.

Explanatory Note Regarding the Transaction Agreements

The following summary is included to provide you with information regarding the terms of the transaction agreements. This section is not intended to provide you with any factual information about either TAM or LAN. Such information can be found elsewhere in this annual report on Form 20-F, in the public filings TAM and LAN make with the SEC, and other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination of LAN and TAM. Factual disclosures about TAM or LAN contained in this annual report on Form 20-F or in LAN’s or TAM’s respective public reports filed with the SEC may supplement, update or modify the factual disclosures about TAM and LAN contained in the transaction agreements. The representations, warranties and covenants made in the transaction agreements by TAM and LAN were qualified and subject to important limitations agreed to by TAM and LAN in connection with negotiating the terms of the transaction agreements. In particular, in your review of the representations and warranties contained in the transaction agreements and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the transaction agreements may have the right not to commence the exchange offer if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the transaction agreements, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure schedules that TAM and LAN delivered in connection with the transaction agreements, which disclosures were not reflected in the transaction agreements. Therefore, the representations and warranties and other provisions in the transaction agreements should not be read alone but instead together with the information provided elsewhere in this annual report on Form 20-F and in the documents incorporated by reference into this annual report on Form 20-F. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this annual report on Form 20-F, may have changed since the date of the transaction agreements and subsequent developments or new information qualifying a representation or warranty may have been included in this annual report on Form 20-F. In this annual report on Form 20-F, we refer to January 18, 2011, the date that the parties entered into the transaction agreements as the “signing date.”

Overview

To help you better understand the proposed combination and its component steps, set forth below is a description of those steps together with organizational charts that illustrate how the transaction will affect the ownership of LAN and TAM.

Current Ownership of TAM

As of March 28, 2012, TAM’s current authorized share capital was R$1,200,000,000, which consisted of 55,816,683 TAM common shares and 100,390,098 TAM preferred shares. The TAM controlling shareholders owned approximately 85.37% of the TAM common shares and 25.09% of the TAM preferred shares as of March 28, 2012 and the remaining TAM shares were held by TAM’s minority shareholders.

Current Ownership of LAN

As of March 28, 2012 LAN’s current authorized share capital was 341,000,000 common shares, which consisted of 340,977,309 LAN common shares. The LAN controlling shareholders owned approximately 33.84% of the LAN common shares as of March 5, 2012. For a description of the rights attached to LAN common shares, see “Item 10. Additional Information—Memorandum and Articles of Association.”

On the terms and subject to the conditions set forth in the transaction agreements, all or substantially all of the outstanding TAM common shares will be acquired by Holdco I and substantially all of the outstanding TAM preferred shares will be acquired by LAN through a series of transactions and corporate restructurings described below.

Subject to the terms and conditions of the transaction agreements, the proposed combination will be effected as described below:

•	In June 2011, the TAM controlling shareholders formed four new Chilean companies:

•	TEP Chile, a new Chilean corporation formed in June 2011,

•	Holdco I, a new Chilean corporation formed in June 2011,

•	Holdco II S.A., a new Chilean corporation formed in June 2011 (“Holdco II”), and

•	Sister Holdco S.A., a new Chilean corporation formed in June 2011 (“Sister Holdco”).

•	The current ownership of these four new companies is as follows:

•	the TAM controlling shareholders own 100% of the outstanding shares of TEP Chile,

•	TEP Chile owns 100% of the voting shares of Holdco I (“Holdco I voting shares”), which class of shares is entitled to essentially all of the voting rights but none of the economic rights in Holdco I,

•	LAN owns 100% the non-voting shares of Holdco I (“Holdco I non-voting shares”), which class of shares is entitled to essentially all of the economic rights but none of the voting rights in Holdco I,

•	Holdco I and LAN each own one common share of Holdco II (“Holdco II share”), which collectively represent 100% of the outstanding Holdco II shares, and

•	TEP Chile and its nominee each own one common share of Sister Holdco (“Sister Holdco share”), which collectively represent 100% of the outstanding Sister Holdco shares.

•	Holdco II will make an exchange offer in the United States and in Brazil to acquire all of the issued and outstanding:

•	TAM common shares,

•	TAM preferred shares, and

•	TAM ADSs,

in each case that are not owned by the TAM controlling shareholders in exchange for the same number of Holdco II shares.

•	Immediately before Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer:

•	the TAM controlling shareholders will contribute to TEP Chile all of their TAM common shares and all of their TAM preferred shares and will receive additional shares of TEP Chile,

•	TEP Chile will contribute to Holdco I all of the TAM common shares that it received from the TAM controlling shareholders and will receive Holdco I non-voting shares, and

•	TEP Chile will contribute to Sister Holdco:

•	all of the TAM preferred shares that TEP Chile received from the TAM controlling shareholders,

•	all of the Holdco I non-voting shares that TEP Chile received from Holdco I, and

•	6.2% of the outstanding Holdco I voting shares,

and will receive a number of Sister Holdco shares equal to the total number of TAM common shares and TAM preferred shares that the TAM controlling shareholders contributed to TEP Chile.

After completion of the steps described in the immediately preceding bullet point, the ownership of TAM will be as follows:

After Holdco II accepts for exchange the TAM ADSs and TAM shares tendered into, and not withdrawn from, the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge with and into LAN as a result of which:

•	LAN will be the surviving company of both mergers,

•	Holdco II and Sister Holdco will cease to exist, and

•	each Holdco II share (including those that would otherwise have been delivered at the settlement of the exchange offer) and each Sister Holdco share will be converted into 0.90 of a LAN common share.

Promptly after settlement of the exchange offer, LAN will:

•	contribute to Holdco I any TAM common shares acquired in the exchange offer in exchange for the same number of Holdco I non-voting shares, and

•

increase its ownership percentage of the outstanding Holdco I voting shares by converting some of its Holdco I non-voting shares into Holdco I voting shares to the percentage that will cause the product of (i) TEP Chile’s ownership percentage of the outstanding Holdco I voting shares and (ii) Holdco I’s ownership percentage of the outstanding TAM common shares to be equal to 80%.

As a result of the foregoing transactions:

Holdco I will own 100% of the TAM common shares that were:

•	contributed by the TAM controlling shareholders or

•	acquired pursuant to the exchange offer.

If the transactions described above are successfully completed, then immediately following the completion of these transactions the ownership of the issued and outstanding shares of LAN and TAM will be approximately as shown below. The ownership percentages shown in the chart below were calculated assuming that all holders of TAM shares and TAM ADSs other than the TAM controlling shareholders validly tender their TAM shares and TAM ADSs into, and do not withdraw them from, the exchange offer, that no TAM shares (including those represented by TAM ADSs) or LAN shares (including those represented by LAN ADSs and LAN BDSs) are issued after the date of the exchange offer prospectus other than the LAN shares (including those represented by LAN ADSs and LAN BDSs) to be issued pursuant to the exchange offer and the mergers and the TAM controlling shareholders make and pay the TEP Chile subscription by contributing to TEP Chile all TAM shares beneficially owned by them, and TEP Chile pays for the subscriptions of Holdco I shares and Sister Holdco shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders.

As a result of the Holdco II merger, each Holdco II share (including those shares to be issued pursuant to the exchange offer) will be converted into 0.90 of a LAN common share. Because the Holdco II merger will occur immediately before the settlement of the exchange offer, holders of TAM shares and TAM ADSs acquired in the exchange offer will receive 0.90 of a LAN common share for each TAM share or TAM ADS so acquired. Holders of TAM shares and TAM ADSs who tender into the exchange offer through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, which will be evidenced by LAN ADRs. Holders of TAM shares who tender their TAM shares in the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs, which will be evidenced by Brazilian Depositary Receipts (“LAN BDRs”).

As a result of the Sister Holdco merger, each Sister Holdco share will be converted into 0.90 of a LAN common share. Because all of the Sister Holdco shares will be owned by the TAM controlling shareholders indirectly through TEP Chile immediately prior to the Sister Holdco Merger, they will receive LAN common shares for the TAM shares they contributed to TEP Chile at the same exchange ratio as the holders of TAM shares and TAM ADSs acquired in the exchange offer.

If permitted by Brazilian law, TAM will compulsorily redeem all TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer.

If the exchange offer is completed, the TAM shares will be delisted automatically from Bovespa. If the TAM ADSs are no longer eligible for listing on the New York Stock Exchange (“NYSE”) and the NYSE does not delist them, then TAM intends to request, as it is required to do so by the transaction agreements, that the TAM ADSs be delisted from the NYSE as soon as is reasonably practicable following the effective time of the mergers if permitted by the rules of the NYSE. At the effective time, the LAN BDSs will be listed in Brazil on Bovespa, the LAN common shares will continue to be listed in Chile on the Bolsa de Comercio de Santiago (Santiago Stock Exchange) (“SSE”) and in the United States on the NYSE in the form of LAN ADSs, and LAN’s name will be changed to “LATAM Airlines Group S.A.”

TAM Shareholders’ Meeting

At a duly called shareholders’ meeting held on January 3, 2012 (at which the requisite quorum of the qualifying minority shares was present), the holders of qualifying minority shares had the option to select, by vote of a majority of the votes cast at that meeting, one of three recommended appraisal firms or to select Bradesco as the appraiser (the “Appraiser”) and to adopt as the Appraisal Report the appraisal report prepared by Bradesco valuing each of LAN and TAM as of November 23, 2011, in accordance with CVM 361/2002, which was presented at that meeting. At this meeting, the holders of qualifying minority shares unanimously approved Bradesco as the Appraiser and the appraisal report prepared by Bradesco as the Appraisal Report. If the holders of qualifying minority shares had exercised their right under Brazilian law to request that TAM call a special meeting of the shareholders of TAM to vote upon whether or not to request a new appraisal report and to appoint a new appraiser, then TAM would have been required to take all action necessary to establish a record date for, duly call, give notice of, convene and hold such a special meeting no later than 45 days after the request for such special meeting. As discussed below under “—Transaction Agreements—Conditions to Completion of the Exchange Offer” it is a condition to the completion of the exchange offer that, since the commencement date, no appraisal event has occurred, the holders of the qualifying minority shares shall have not requested a new appraisal report and a new appraiser in accordance with Brazilian law and the holders of the qualifying minority shares shall no longer have the right to request a new appraisal report or a new appraiser. The period during which the holders of qualifying minority shares had the right to request a new appraisal report and a new appraiser under Brazilian law has expired, so the holders of qualifying minority shares no longer have the right to exercise these rights.

TAM Representations and Warranties

TAM made customary representations and warranties that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedule delivered by TAM to LAN pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on the businesses of TAM and its subsidiaries;

•	market capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities that give their holders the right to vote with its shareholders;

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

•	aircraft owned, leased and/or operated by TAM and its subsidiaries;

•	takeoff and landing slots, authorizations and similar rights of TAM and its subsidiaries;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	the receipt of a fairness opinion from BTG Pactual;

•	transactions with affiliates;

•	information provided for inclusion in the US offering documents and Brazilian offering documents;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	material contracts and the absence of any default under any material contract.

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

LAN Shareholders’ Meeting

At a meeting held on January 18, 2011, our board of directors approved the transaction agreements and agreed to recommend that our shareholders vote to approve the proposed combination with TAM.

At an Extraordinary General Shareholders’ Meeting held on December 21, 2011, LAN shareholders approved the proposed combination with TAM, subject to (i) the terms and conditions of the transaction agreements; and (ii) the rendering of a final decision by the Chilean Supreme Court with respect to the appeal filed by LAN seeking the amendment or elimination of three of the conditions set forth in the decision issued by the Chilean TDLC with respect to the consultation procedure initiated by Conadecus, a Chilean consumer association (“Conadecus”).

LAN shareholders approved the proposed combination with TAM on the proposed conditions by a broad majority, with over 99.99% of shares present at the meeting. The Shareholders Meeting also approved a change to the Company’s corporate name to “LATAM Airlines Group S.A.” or “LATAM”, and other necessary transactions contemplated in the transaction agreements.

LAN Representations and Warranties

LAN made customary representations and warranties that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedule delivered by LAN to TAM pursuant to the exchange after agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on the business of LAN and its subsidiaries;

•	market capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities that give their holders the right to vote with its shareholders;

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

•	aircraft owned, leased and/or operated by LAN and its subsidiaries;

•	takeoff and landing slots, authorizations and similar rights of LAN and its subsidiaries;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	the receipt of a fairness opinion from J.P. Morgan Securities LLC;

•	transaction with affiliates;

•	information provided for inclusion in the US offering documents and Brazilian offering documents;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	material contracts and the absence of any default under any material contract.

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

Controlling Shareholder Representations and Warranties

The LAN controlling shareholders, the TEP and the TAM controlling shareholders made customary representations and warranties to the other parties pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

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

•	the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of it entering into and performing under such agreements;

•	the required governmental consents, approvals, notices and filings;

•	the absence of legal proceedings and investigations against it; and

•	the absence of successor liability resulting from the TEP Chile subscription.

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

•

incur any indebtedness or guarantee indebtedness of another person, other than (i) indebtedness incurred in the ordinary course of business consistent with past practice, (ii) indebtedness that does not exceed US$10 million in the aggregate and (iii) certain other exceptions;

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

•

except as required by applicable law or its existing benefit plans, adopt or enter into, terminate, amend or grant any waiver or consent under any material benefit plan, or other than with respect to the hiring of any person whose annual compensation does not exceed US$500,000, any contract, plan or policy involving any current or former employee, independent consultant, officers, or directors of such party or any of its subsidiaries, except in the ordinary course of business consistent with past practice with respect to employees who are not key personnel; grant any severance or termination payment or increase compensation or benefits of any employee (except for increases in compensation of employees who are not key personnel made in the ordinary course of business consistent with past practice); remove any existing restrictions in any benefit plans; take any action to fund or secure the payment of, or accelerate the vesting or payment of, any compensation or benefits under any benefit plan; except as required by any existing benefit plan and except for normal payments and increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any employee or pay any amount or benefit; or grant any retention or similar bonuses, payments or rights to any employee;

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

•

cancel, terminate or amend any binding financing commitment to fund the acquisition of an aircraft unless it is replaced by another financing agreement with substantially equivalent terms or such party and/or its subsidiaries receives equivalent value from the manufacturer of the applicable aircraft;

•

enter into or materially amend any aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that involves or is reasonably expected to involve aggregate payments in excess of US$25 million in any twelve-month period;

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

Holdco Shareholders’ Meetings

The TAM controlling shareholders were required to cause Holdco II to (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of Holdco II (“Holdco II shareholders’ meeting”) for the purpose of voting to approve (i) the Holdco II merger and the other transactions contemplated by the implementation agreement, (ii) the relevant audited financial statements and appraisal report and (iii) the by-laws of the surviving corporation of the Holdco II merger (collectively, “Holdco II merger matters”). Under Chilean law and Holdco II’s by-laws, the Holdco II merger matters must be approved by the holders of at least two-thirds of the outstanding shares of Holdco II stock (“requisite Holdco II shareholder approval”). The requisite Holdco II shareholder approval will be expressly conditioned upon, and will become effective only upon, the completion of the mergers.

The TAM controlling shareholders were also required to cause Sister Holdco to (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of Sister Holdco (“Sister Holdco shareholders meeting”) for the purpose of voting to approve (i) the Sister Holdco merger and the other transactions contemplated by the implementation agreement, (ii) the relevant audited financial statements and appraisal report and (iii) the by-laws of the surviving corporation of the Sister Holdco merger (collectively, the “Sister Holdco merger matters”). Under Chilean Law and Sister Holdco’s by-laws, the Sister Holdco merger matters must be approved by the holders of at least two-thirds of the outstanding shares of Sister Holdco stock (“requisite Sister Holdco shareholder approval”). The requisite Sister Holdco shareholder approval will be expressly conditioned upon, and will become effective only upon, the completion of the mergers.

Both Holdco II and Sister Holdco shareholders’ meetings were held on December 21, 2011.

Further Actions; Notification

We and TAM have agreed to cooperate with each other and use (and cause our respective affiliates to use) our respective reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under the transaction agreements and applicable law to satisfy the conditions to the commencement and completion of the exchange offer described below under “Item 4. Information on the Company—The Transaction Agreements—Conditions for the Commencement of the Exchange Offer” and “Item 4. Information on the Company—The Transaction Agreements—Conditions to the Completion of the Exchange Offer” (collectively, the “exchange offer conditions”) and to complete as soon as reasonably practicable the exchange offer, the mergers and the other transactions contemplated by the transaction agreements in accordance with the terms of the transaction agreements. If any action or proceeding is instituted (or threatened to be instituted) by any person challenging any such transaction, each party is required to cooperate in all respects with the other parties and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts completion of such transaction so as to permit such completion by the fifth business day before June 30, 2012. In addition, each party is required to, at its own cost and expense, defend any such actions or proceedings against it or its affiliates in connection with the transactions contemplated by the transaction agreements.

Neither we nor TAM nor any of our respective affiliates will be required to sell, transfer, dispose of, or otherwise encumber, or to hold separate pending any such action, or propose, commit or agree to any of the foregoing or to hold separate, either before or after the effective time, any assets, licenses, operations, rights, product lines, businesses or interest of either of us or any of our affiliates or to take or agree to take any other action, or agree or consent to any limitations or restrictions on freedom of actions with respect to, or our ability to own, retain or make changes in, any assets, licenses, operations, rights, product lines, businesses or interests of either of us or any of our affiliates or our ability to receive and exercise full voting, economic and ownership rights with respect to our interests in Holdco I, TAM and its subsidiaries, subject only to the rights of the TAM controlling shareholders in respect of its voting shares of Holdco I and under the shareholders agreements.

Each of the parties is required to promptly advise the other parties orally and in writing if it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the transaction agreements, if any of the exchange offer conditions or the TAM controlling shareholders subscription conditions (as defined under “—Conditions to the Subscriptions”) fail or cease to be satisfied or if an appraisal event (as defined under—Conditions for the Commencement of the Exchange Offer”) occurs.

No Solicitation

Each of the parties has agreed to cease and immediately terminate all existing activities and discussions with any person conducted prior to the signing date with respect to an alternative proposal concerning its relevant parent entity. In this annual report on Form 20-F, we refer to LAN as the relevant parent entity of LAN and the LAN controlling shareholders, and TAM as the relevant parent entity of TAM and the TAM controlling shareholders, and we refer to any of the following actions or any proposal or exchange offer (including any proposal or exchange offer to or from any representative of any party) with respect to any relevant parent entity by any person or group relating to, or that could reasonably be expected to lead to, any of the following as an “alternative proposal”: (i) any direct or indirect acquisition, lease, license or outsourcing, in one transaction or a series of related transactions, of any assets, services or businesses of such relevant parent entity or any of its subsidiaries collectively representing more than 25% of the fair market value of the total assets of such relevant parent entity or collectively generating or contributing 25% or more of the total consolidated revenues or operating income of such person during the last fiscal year, (ii) any tender exchange offer or exchange offer that, if completed, would result in any person or group beneficially owning any equity securities of such relevant parent entity, or (iii) any business combination, recapitalization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving such relevant parent entity or any of its subsidiaries.

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

Controlling Shareholder Covenants

Voting Agreements

The TAM controlling shareholders have agreed to adhere to the following until the termination of the transaction agreements or the effective time of the mergers, whichever event occurs sooner:

•

cause the TAM common shares and TAM preferred shares beneficially owned by them to be voted against any alternative proposal relating to LAN and any transaction that would reasonably be expected to result in a breach by LAN of the transaction agreements; and

•

not to transfer the TAM common shares and TAM preferred shares beneficially owned by them, except for certain permitted transfers to affiliates and only if the transferor continues to be, and the transferee agrees to become, bound by the terms of the transaction agreements.

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

In addition, each of the LAN controlling shareholders and the TAM controlling shareholders have agreed that it has not entered into any voting agreement, voting trust or any other agreement, arrangement or obligations (whether or not legally binding) with respect to any of the shares of capital stock of LAN, TAM, the TAM controlling shareholders, Holdco I, Holdco II or Sister Holdco that it beneficially owns and has not granted a proxy, a consent or power of attorney with respect to any such shares and will not take any such actions while the exchange offer agreement remains in effect.

Conditions for the Commencement of the Exchange Offer

Mutual Conditions for the Commencement of the Exchange Offer

The transaction agreements contain conditions for the commencement of the exchange offer in favor of both LAN and the TAM controlling shareholders. Consequently, Holdco II is not permitted to commence the exchange offer unless all of the following conditions are satisfied or waived by both LAN and TAM controlling shareholders as of the date of commencement of the exchange offer:

•	the requisite LAN shareholder approval has been obtained.

This approval was obtained at LAN’s Extraordinary Shareholders Meeting held on December 21, 2011. Consequently, this condition has been satisfied. For more information about LAN’s Extraordinary

Shareholders Meeting see “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—Lan Shareholders’ Meeting”. However, this approval is subject to satisfaction of the conditions set forth in the transaction agreements and a final ruling for LAN from the Chilean Supreme Court on LAN’s appeal with respect to three conditions set forth in the decision of the TDLC with respect to the consultation procedure initiated on January 28, 2011 by Conadecus, a Chilean consumer association in connection with the proposed combination.

•	the requisite TAM shareholder approval has been obtained.

This approval was obtained at TAM’s Shareholders Meeting held on December 21, 2011. Consequently, this condition has been satisfied. For more information about TAM Shareholders’ Meeting see “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—TAM Shareholders’ Meeting”.

•

all required approvals from Conselho Administrativo de Defesa Econômica (Brazil’s Council for Economic Defence) (“CADE”), Fiscalía Nacional Económica (the Chilean antitrust prosecution agency) (“FNE”), TDLC, the applicable antitrust authorities in Italy, Spain and Germany or any other governmental authorities whose consent is required in connection with the transactions contemplated by the transaction agreements (other than those which the failure to obtain, individually or in the aggregate, would not reasonably be expected to have a TAM material adverse effect or a LAN material adverse effect or to result in criminal or civil sanctions against any party to the transaction agreements, its affiliates or any directors or employees of it (collectively, the “required regulatory approvals”) have been obtained.

As of March 12, 2012, no further required regulatory approvals are needed to complete the exchange offer and the mergers. All the required regulatory approvals have been obtained, as follows:

Chile

On September 21, 2011, the Chilean TDLC issued its decision (“Decision”) with respect to the consultation procedure initiated on January 28, 2011 by Conadecus in connection with the proposed combination with TAM. The persons and entities that were accepted as intervening parties in the consultation procedure, among others, are the following: Conadecus, as consultant, FNE, Sky Airline, Aerolínea Principal de Chile S.A. (“PAL”), ACHET (a Chilean travel agents association), LAN, LAN Cargo and TAM. The Decision of the TDLC approved the proposed combination with TAM with fourteen mitigating measures.

On October 3, 2011, PAL filed an appeal in order to have the Chilean Supreme Court revoke the Decision issued by the TDLC approving the proposed combination subject to certain conditions. On October 25, 2011 LAN reached an extrajudicial agreement with PAL pursuant to which (i) PAL abandoned the appeal before the Chilean Supreme Court and undertook to terminate all actions or proceedings that it initiated, as well as to desist from initiating new proceedings, aimed at blocking the proposed combination between LAN and TAM, and (ii) LAN paid PAL US$5 million.

On October 3, 2011, LAN also filed an appeal seeking the amendment or elimination, as applicable, of the following three conditions set forth in the Decision:

•

amendment of the seventh condition regarding mandatory prior consultation with the TDLC for the execution of certain codeshare agreements in order to eliminate the obligation to submit such agreements to the prior approval of the TDLC, replacing it with the obligation to notify the FNE of any such agreements.

•	elimination of the eighth condition regarding the abandonment of certain traffic frequencies and limitation on acquiring certain air traffic frequencies; and

•

amendment of the fourteenth condition regarding the independent consultant in order to limit and modify the intrusive and inspection powers granted to both the FNE and the consultant with respect to LAN and TAM.

Likewise, on the same date TAM L.A. filed an appeal seeking the amendment of the seventh condition of the Decision. It is expected that the Chilean Supreme Court will render a final decision with respect to the above-mentioned appeals within the next month.

If the seventh condition is not amended, LATAM’s passengers to and from Chile would be denied the benefit of the increased connectivity that would be provided by the codeshare agreements that would require prior approval of the TDLC unless and until such approval was obtained. LATAM’s ability to negotiate existing codeshares and to adapt to changes in the markets in which it has to compete could also be adversely affected because the time required to obtain the prior approval of the TDLC to amendments to those agreements could take longer than is required to adequately react to new conditions.

If the eighth condition is not eliminated, LATAM will be required to cancel or re-route certain flights out of Lima that could adversely impact connectivity of some passengers.

If the fourteenth condition is not amended, the independent consultant and the FNE will have certain inspection powers that in LAN’s opinion could increase administrative burdens and impose additional costs that would not be shared by the other airlines with which LATAM needs to compete. In addition, in LAN’s opinion this condition would undermine LAN’s constitutional rights to equality under the law, due process and protection of mail and document privacy because it would give the independent consultant and FNE intrusive and disproportionate powers solely with respect to LAN and subject LAN to a supervisory regime that would not apply to any other competitor or industry in Chile.

Brazil

On September 3, 2010, LAN and TAM submitted a merger filing before the Brazilian Antitrust System, composed of CADE, the Secretaria de Direito Econômico (Ministry of Justice) (“SDE”) and the Secretaria de Acompanhamento Econômico (Ministry of Finance) (“SEAE”). The filing was made based on the Memorandum of Understanding, executed by the parties on August 13, 2010. As per the request of the parties, the SEAE suspended its analysis of the merger filing until the parties had taken more definitive steps with respect to the proposed combination. On October 21, 2010, the parties informed SEAE of the execution of the Instrumento Particular de Ratificação de Entendimento by the parties on October 12, 2010, pursuant to which the parties agreed on a transaction structure for the proposed combination and requested that SEAE resume its analysis of the merger filing. As part of its analysis, SEAE sent a series of information requests to LAN and TAM (Official Letter Nos. 11.143/2010; 12.203/2010; 6.566/2011; 6.607/2011; 7.218/2011; 7.555/2011; and 7.866/2011) requesting information on the markets affected by the proposed combination. All of these Official Letters were duly answered by LAN and TAM. SEAE also sent information requests to the parties’ competitors, suppliers and clients. SEAE issued its report approving the merger filing without any restrictions on August 11, 2011. The case was then further examined by CADE’s Reporting Commissioner, Olavo Chinaglia, for an additional four months. CADE sent information requests to LAN and TAM (Official Letter Nos. 1830/2011; 1945/2011; 2410/2011; and 2493/2011) to complement SEAE’s analysis. On December 14, 2011, the case was adjudicated in a Plenary Session, where the board of CADE approved the transaction with the following conditions: (i) LAN and TAM cannot be members of more than one global airline alliance; (ii) LAN and TAM must swap two pairs of slots in the International Airport of Guarulhos (São Paulo/Brazil) (“Guarulhos Airport”) with one or more companies that is willing to operate non-stop flights on the São Paulo-Santiago route, granting the swapping companies the necessary infrastructure in the Guarulhos Airport; and (iii) LAN and TAM must publish the contents of the decision in newspapers widely sold in Brazil, and send letters to carriers that operate commercial flights from Guarulhos Airport, informing them of the decision. On December 30, 2011, LAN and TAM submitted a motion to clarify the decision, in which they requested that CADE clarify certain points of the decision. The motion to clarify was partially accepted by CADE’s Plenary Board, on February 8, 2012, to establish that LAN will not be required to implement the measures imposed by CADE until the exchange offer has been completed. LAN and TAM are permitted to proceed with the implementation of the transaction, regardless of the decision on the remaining points under the motion to clarify.

Argentina

Under Argentine Law No. 25,156, notification of the exchange offer and the mergers must be filed with the Comisión Nacional de Defensa de la Competencia (the national antitrust commission of Argentina) (“CNDC”) (i) prior to the perfection or closing of the transaction, or (ii) within one week after the date (a) on which the transaction is closed, (b) the announcement of the commencement of a tender or exchange offer, or (c) the acquisition of a controlling stake, whichever event occurs sooner. The notification to the CNDC is not required in order to complete the exchange offer or the mergers.

On April 4, 2011, the CNDC initiated an investigation to determine whether the transaction would require a filing with the CNDC. LAN filed its response on May 18, 2011, enclosing the information and documentation requested by the CNDC. In its response, LAN stated that none of the conditions for filing the notification as set forth by the Argentinian antitrust regulations were met as of that time, and thus LAN would send the notification to the CNDC at the time required by those regulations.

Argentine law does not prohibit the consummation of the exchange offer or the mergers before the CNDC has granted its approval of the exchange offer and the mergers.

E.U.

LAN and TAM conduct business in a number of countries outside Latin America. In connection with the proposed combination, LAN and TAM identified two jurisdictions in the European Union, Germany and Spain, where a merger control filing is required and where clearance is needed prior to completion of the exchange offer. Filings have been made and unconditional clearances have been secured in Germany in July 2011, and Spain in October 2011. A merger control filing was also made in Italy, and unconditional approval of the Italian competition authority has been obtained in August 2011, although such approval is not required in order to complete the exchange offer and the mergers.

•

no court or other governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order or taken any other action that (i) makes illegal, restrains or otherwise prohibits the commencement of the exchange offer or the completion of the transactions contemplated by the transaction agreement on the terms contemplated by the transaction agreements, or (ii) limits or impairs the ability of the parties to jointly own and operate all or a material portion of TAM and its subsidiaries or exercise full ownership of their equity interests in Holdco I, TAM and its subsidiaries consistent with the terms of the shareholders agreements (the “restraining orders”).

As of March 12, 2012, no restraining orders have been issued.

•

no action seeking a restraining order or to limit or impair the ability of the parties to jointly own and operate all or a material portion of TAM and its subsidiaries or exercise full ownership of each of Holdco I, TAM and its subsidiaries consistent with the terms of the shareholders agreements (other than any action by a person other than a governmental entity that could not reasonably be expected to succeed on its merits) (“adverse actions”).

As of March 12, 2012, no adverse actions have been commenced.

•	CVM has granted the registrations of LAN and the LAN BDRs representing the LAN common shares to be issued in the mergers on the Bovespa.

As of March 12, 2012, CVM has not yet granted the registrations of LAN and the LAN BDRs representing the LAN common shares to be issued in the mergers on the Bovespa.

•

the approval for listing the LAN BDRs representing the LAN common shares to be issued in the mergers on the Bovespa, (ii) the approval for listing the LAN ADRs representing LAN common shares to be issued in the mergers on the NYSE, subject to notice of issuance, (iii) the approval for listing the LAN common shares to be issued in the mergers on the SSE and (iv) approvals for any other listings required by governmental entities has been obtained (which we refer to as collectively as the “required listings”) and such listings will become effective no later than the effective time of the mergers.

As of March 12, 2012, we have not yet obtained all of the required listings.

•

the registration statement on Form F-4 filed in connection with the exchange offer has been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form F-4 has been issued by the SEC, and no proceeding for that purpose has been initiated or threatened by the SEC.

On November 15, 2011, the Company filed a registration statement on Form F-4 with the SEC in connection with the exchange offer as part of the proposed combination with TAM. On December 12, 2011, the Company received comments on the Form F-4 in a letter from the staff of the SEC (the “Staff”) to which the Company responded by filing a response letter and Amendment No. 1 to the Form F-4 on February 9, 2012. On February 28, 2012, the Company received additional comments in a second letter from the Staff to which the Company responded by filing a second response letter and Amendment No. 2 to the Form F-4 on March 12, 2012. As of March 13, 2012 the aforementioned registration statement has not been declared effective.

•

each of the formation and restructuring transactions described and all corporate actions required under applicable law and the terms of the transaction agreements to be taken by LAN and TAM in order to commence the exchange offer and to complete the exchange offer and the mergers has been taken.

As of March 12, 2012, each of the formation and restructuring transactions and all corporate actions required under applicable law and the terms of the transaction agreements have been completed with the exception of the restructuring of TEP.

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

As of March 12, 2012, no appraisal events have occurred and the rights of shareholders of TAM under Brazilian law to request a new appraiser or a new appraisal report have expired.

LAN intends to commence the exchange offer immediately after the conditions for the commencement of the exchange offer have been satisfied. The Company expects that to happen within the next month.

LAN Conditions for the Commencement of the Exchange Offer

The transaction agreements contain conditions for the commencement of the exchange offer in favor of LAN. Consequently, Holdco II is not permitted to commence the exchange offer unless all of the following conditions are satisfied by TAM controlling shareholders or waived by LAN as of the date of commencement of the exchange offer:

•	accuracy in all material respects of the representations and warranties of TAM and the TAM controlling shareholders in the transaction agreements when made and as of the commencement date.

•	performance in all material respects by TAM and the TAM controlling shareholders of all of their covenants in the transaction agreements required to be performed prior to the commencement date.

•	absence of a TAM material adverse effect (as defined under “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—TAM Representation and Warranties”.

•	absence of specified market disruptions since the date of the transaction agreements.

•	approval by the CVM of the exchange offer conditions.

•	receipt of all shareholder approvals other than those required from the shareholders of LAN or TAM.

At Extraordinary General Shareholders’ Meetings held on December 21, 2011, the shareholders of Holdco II and Sister Holdco approved the merger of Holdco II and Sister Holdco, respectively, with LAN. No further shareholder approvals are required. As a result, this condition has been satisfied.

•	The holders of not more than 2.5% of the outstanding shares of LAN have excercised their appraisal rights (derecho de retiro) under Chilean law in connection with the approval of the mergers.

On January 23, 2012, the Company announced that shareholders representing 7,237 LAN common shares exercised their appraisal rights as a result of the agreements reached at the December 21, 2011 Extraordinary General Shareholders’ Meeting. As of February 29, 2012, this represented only 0.00212% of LAN shareholders. As a result, this condition has been satisfied.

•

Entry into the shareholders agreements described under “Item 4. Information on the Company—History and Development of the Company—Shareholders Agreements” by TAM, the TAM controlling shareholders, and the LAN controlling shareholders

On January 25, 2012, TAM, the TAM controlling shareholders, the LAN controlling shareholders and Holdco I, as applicable, entered into the shareholders agreements. As a result, this condition has been satisfied.

TAM Controlling Shareholders Conditions for the Commencement of the Exchange Offer

The transaction agreements contain conditions for the commencement of the exchange offer in favor of TAM controlling shareholders. Consequently, Holdco II is not permitted to commence the exchange offer unless all of the following conditions are satisfied by LAN or waived by TAM controlling shareholders as of the date of commencement of the exchange offer:

•	accuracy in all material respects of the representations and warranties of LAN and the LAN controlling shareholders in the transaction agreements when made and as of the commencement date.

•	performance in all material respects by LAN and the LAN controlling shareholders of all of their covenants in the transaction agreements required to be performed prior to the commencement date.

•

absence of a LAN material adverse effect (as defined under “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—LAN Representation and Warranties” since December 31, 2009.

•	absence of specified market disruptions since the date of the transaction agreements.

•

entry into the shareholders agreements described under “Item 4. Information on the Company—History and Development of the Company—Shareholders Agreements” by LAN and LAN controlling shareholders and the LAN controlling shareholders

On January 25, 2012, TAM, the TAM controlling shareholders, the LAN controlling shareholders and Holdco I, as applicable, entered into the shareholders agreements. As a result, this condition has been satisfied.

•

satisfaction of all the conditions to the obligations of the TAM controlling shareholders to subscribe for shares of Holdco I and Sister Holdco in exchange for their TAM shares described under “Item 4. Information on the Company—History and Development of the Company—The Transaction Agreements—Conditions to the Subscriptions”.

Conditions to Completion of the Exchange Offer

The only conditions to the completion of the exchange offer are the exchange offer conditions set forth below:

Mutual Conditions to the Completion of the Exchange Offer

Holdco II is not permitted to complete the exchange offer unless all of the following conditions are satisfied or waived by LAN (in the case of LAN’s conditions) or both LAN and the TAM controlling shareholders (in the case of the mutual conditions):

•	since the commencement date, none of the required listings have been revoked and the required listings shall become effective no later than the effective time;

•

the number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause to the deregistration of TAM as a public company in Brazil with CVM and the delisting of the shares of TAM from Bovespa);

•	A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	tenders such shares into, and does not withdraw them from, the Auction; and/or

•	indicates on the qualification form (a copy of which will be included with the letter of transmittal) that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

•	A holder will be deemed to be an “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	does not tender such shares in the Auction; and/or

•	indicates on the qualification form (a copy of which will be included with the letter of transmittal) that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

•

For purposes of the delisting condition, “qualifying minority shares” mean all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

•	The delisting condition is not waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

•

The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries, taken as a whole, in all material respects.

•	since the commencement date, no stop order suspending the effectiveness of the Form F-4 has been issued by the SEC and no proceeding for that purpose has been initiated or threatened by the SEC.

•

since the commencement date, there has not been an appraisal event, the holders of the qualifying minority shares shall not have requested a new appraisal report and a new Appraiser in accordance with Brazilian law and the holders of the qualifying minority shares shall no longer have the right to select a new Appraiser and to cause the Appraisal Report to be replaced with a new appraisal report.

•

The period during which the holders of qualifying minority shares had the right to request a new appraisal report and a new appraiser under Brazilian law has expired, so the holders of qualifying minority shares no longer have the right to exercise these rights.

LAN Conditions to the Completion of the Exchange Offer

Holdco II is not obligated to, and will not, purchase or pay for any of the TAM shares or TAM ADSs validly tendered and not withdrawn pursuant to the exchange offer unless all of such conditions are satisfied or waived by LAN:

•

since the commencement date, none of the required approvals shall have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the transactions contemplated by the transaction agreements;

•

the sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.63% of the outstanding TAM shares as of March 28, 2012) represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs) and the TAM controlling shareholders shall have stated in writing to LAN that all of the subscription conditions (as defined under —Conditions to the Subscriptions below), have been satisfied or waived;

•	since the commencement date, no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any restraining order;

•	no adverse action commenced since the commencement date shall remain pending;

•

none of the TAM adverse events has occurred since the commencement date which, individually or in the aggregate, has had a material adverse effect on the business, revenues, operations or financial condition of TAM and its subsidiaries in any respect;

•

since the commencement date, no default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by any TAM Company under any of their relevant agreements has occurred that continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party;

•	since the commencement date, no market disruption that could reasonably be expected to have a TAM material adverse effect has occurred; and

•	the subscriptions have been fully paid, in each case in accordance with the exchange offer agreement.

Conditions to the Subscriptions

The obligations of the TAM controlling shareholders to make and pay the TEP Chile subscription and for TEP Chile to pay the Holdco subscriptions are subject to the following conditions (the “subscription conditions”):

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

•

none of the following actions, events or circumstances has occurred with respect to LAN and its subsidiaries since the commencement date (or prior to that date if no executive officer of TAM had actual knowledge of such event as of the commencement date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of LAN and its subsidiaries, in any material respect: (a) changes or termination of licenses used to conduct cargo or passenger transport services or threats of any such change or termination; (b) any loss of 10% or more of the total takeoff and landing scheduled operations of LAN and its subsidiaries at certain specified airports; (c) any loss of 15% or more of the permits or air traffic rights that are required to operate in the United States; (d) termination or expiration of any aeronautical insurance policy covering LAN and its subsidiaries unless replaced by a substantially equivalent policy within 24 hours; (e) initiations of inquiries or investigations of LAN and its subsidiaries by an airline regulatory entity relating to safety issues that could be expected to result in the revocation of any license or to be detrimental to LAN’s public image; (f) any event that prevents LAN and its subsidiaries from operating at a certain level out of certain airports; (g) the inability of Chile or Peru to safely control its airspace which prevents normal operations of LAN and its subsidiaries for any certain period of time; (h) aircraft accidents that result in loss of life or total loss of aircraft; (i) issuances of laws or orders that fix or regulate international passenger airline fares affecting 15% or more of the revenues of the international operations of LAN and its subsidiaries, impair the completion of the exchange offer or the mergers or the ability of the parties to exercise their rights and receive the benefits of their interests in Holdco I, TAM and its subsidiaries, provide for the expropriation or confiscation of LAN assets, or limit the ability to dispose of assets, suspend or limit foreign currency transactions or transfer of funds in and out of Chile, and change the current regulations applicable to capital markets in Brazil or Chile or an increase in taxes or tax rates that adversely impacts the shareholders of TAM who enter into the exchange offer; (j) any natural disaster or similar event that causes damage to infrastructure or airspace used by or any industry affecting LAN and its subsidiaries or any assets of LAN and its subsidiaries used in the ordinary course; and (k) any other event that prevents LAN and its subsidiaries from operating at least 50% of their regular flights during a 30-day period;

•

since the commencement date, no default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by LAN or any of its subsidiaries of any covenant or agreement contained in any contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than US$10 million has occurred that continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party; and

•	since the commencement date, no market disruption that could reasonably be expected to have a LAN material adverse effect has occurred.

Pre-Commencement Closing; Commencement of the Exchange Offer

The parties will attend a meeting (the “pre-commencement closing”) on the first business day (“pre-commencement closing date”) following the first day on which all of the commencement conditions are satisfied or waived in accordance with the exchange offer agreement (other than any such conditions that by their nature are to be satisfied at the pre-commencement closing, but subject to the satisfaction or waiver of those conditions) (the “condition date”). Holdco II is required to commence the exchange offer as promptly as practicable on the first business day after the pre-commencement closing date by publishing the Edital relating to the exchange offer (the “Edital”) in Brazil in accordance with Brazilian law. We refer to the date and time at which such publication occurs as the “commencement date.”

Actions on the Auction Date; Completion of the Exchange Offer

The Auction will be held on the Bovespa in Brazil in which the holders of TAM shares who decide to tender into the exchange offer will tender their TAM shares and receive such LAN common shares in the form of LAN BDSs (each of which represents one LAN common share), which will be evidenced by LAN BDRs.

The exchange offer and withdrawal rights for tenders of TAM ADSs and TAM shares will expire at 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) (the “expiration time”) on the date (the “expiration date”) immediately preceding the date on which the auction on Bovespa will occur (the “Auction date”).

The transaction agreements describe the schedule of events to occur after the expiration time on the expiration date as follows:

•

no later than the Tender Certification Time (which is 6:00 a.m. Eastern time (8:00 a.m. São Paulo time)) on the Auction date, Itaú will certify to Bovespa, Holdco II, LAN and the TAM controlling shareholders the total number of TAM shares (including those represented by TAM ADSs) that the US exchange agent has certified to Itaú have been validly tendered into the exchange offer through the US exchange agent and not withdrawn from the exchange offer as of the expiration time;

•

at 8:00 a.m. Eastern time (9:00 a.m. São Paulo time) on the Auction date, Bovespa will inform LAN, Holdco II and the TAM controlling shareholders whether or not the minimum conditions (taking into account the TAM shares and TAM ADSs tendered through the US exchange agent) have been satisfied;

•

promptly after receiving that notice (but no later than 8:10 a.m. Eastern time (9:10 a.m. São Paulo time) on the Auction date), LAN will notify the TAM controlling shareholders in writing as to whether or not all of the exchange offer conditions waivable by LAN (other than the condition relating to the TEP Chile subscription and the Holdco subscriptions) have been satisfied or irrevocably waived by LAN;

•

if the LAN condition notice states that all exchange offer conditions have been satisfied or waived, then promptly after receiving LAN’s notice (but no later than 8:20 a.m. Eastern time (9:20 a.m. São Paulo time) on the Auction date), the TAM controlling shareholders will inform LAN in writing whether or not all of the exchange offer conditions waivable by them and the subscription conditions have been satisfied or irrevocably waived by them, and if all such conditions have been satisfied or waived by them, then promptly after sending that notice (but no later than 8:30 a.m. Eastern time (9:30 a.m. São Paulo time) on the Auction date), the TAM controlling shareholders will subscribe and pay for a number of shares of TEP

Chile, which, when added to the shares of TEP Chile held by the controlling shareholders of TAM at that time, would equal 100% of the shares of TEP Chile in exchange for all of the TAM common shares and TAM preferred shares held by them (which we refer to as the “TEP Chile subscription”). The transaction agreements require that, as a result of the TEP Chile subscription, each of the TAM controlling shareholders will have the same ownership in TEP Chile as he or she had in TEP;

•

before the date of this annual report on Form 20-F, TEP Chile subscribed for non-voting shares of Holdco I in exchange for all of the TAM common shares to be contributed by the TAM controlling shareholders to TEP Chile and subscribed for Sister Holdco shares in exchange for all of the non-voting shares of Holdco I, 6.2% of the voting shares of Holdco I and all of the TAM preferred shares to be contributed by the TAM controlling shareholders to TEP Chile. Immediately after subscription and payment of the TEP Chile subscription, TEP Chile will pay for these subscriptions by paying Holdco I with all of the TAM common shares contributed to it by the TAM controlling shareholders and pay Sister Holdco with all of the non-voting shares of Holdco I, 6.2% of the voting shares of Holdco I and all of the TAM preferred shares contributed to it by the TAM controlling shareholders (which we refer to as the “Holdco subscriptions” and the “Sister Holdco Subscriptions,” respectively, and which we refer to collectively with the TEP Chile subscriptions as the “subscriptions”);

•

promptly after payment of the subscriptions (but no later than 8:40 a.m. Eastern time (9:40 a.m. São Paulo time) on the Auction date), LAN and the TAM controlling shareholders will issue a press release announcing that all of the exchange offer conditions have been satisfied or irrevocably waived; and

•

if all the exchange offer conditions are so satisfied or waived, the auction (which we refer to as the “Auction”) will commence at the Auction time, which is 9:00 a.m. Eastern time (10:00 a.m. São Paulo time) (or such other time as Bovespa may determine) on the Auction date, and the TAM controlling shareholders will cause Holdco II to complete the exchange offer on the Auction date by accepting for exchange and exchanging (with LAN ADSs and LAN BDSs issuable in the mergers) all TAM shares validly tendered into, and not withdrawn from, the exchange offer through the Auction and all TAM shares and TAM ADSs validly tendered, and not withdrawn from, the exchange offer through the US exchange agent that Holdco II is obligated to acquire for exchange pursuant to the terms of the exchange offer. The completion of the exchange offer will be deemed to be the acquisitions of TAM shares tendered pursuant to the Auction and the acquisitions of TAM shares and TAM ADSs tendered through the US exchange agent, and such purchases will be settled on the third business day following the Auction date in accordance with the applicable procedures of Bovespa and the SEC.

However, if (x) either LAN or the TAM controlling shareholders do not state that all of the conditions described above have been satisfied or irrevocably waived or (y) the subscriptions or any of the payments required pursuant to the subscriptions are not made in full when required by the transaction agreements, then the Auction will not occur and the exchange offer will expire without the purchase of any TAM shares or TAM ADSs.

Notwithstanding the foregoing, if the Auction commences at any time other than 9:00 a.m. Eastern time (10:00 a.m. São Paulo time) on the Auction date, then each of the times specified above (except for the last time that a withdrawal may be made) will be adjusted by the same amount that the actual time of the commencement of the Auction differs from 9:00 a.m. Eastern time (10:00 a.m. São Paulo time).

Extensions and Amendments

The exchange offer will initially expire on the date provided in the Edital. However, if all of the exchange offer conditions are not satisfied at, or waived by the parties prior to, the scheduled expiration time for the exchange offer, then LAN or the TAM controlling shareholders (if they are entitled to the benefit of the unsatisfied condition) may cause Holdco II to request permission from the CVM to extend the expiration time for the exchange offer in maximum increments of three days to no later than 28 days after the commencement date. If both LAN and the TAM controlling shareholders agree to request a modification to the terms and conditions of the exchange offer or revocation of the exchange offer, the TAM controlling shareholders are required to cause Holdco II to request permission from the CVM to modify the terms and conditions of the exchange offer or to revoke the exchange offer. LAN and the TAM controlling shareholders have agreed to cause Holdco II to request permission from the CVM to revoke the exchange offer if the transaction agreements terminate in accordance with their terms.

Delistings

Each of the TAM controlling shareholders and TAM are required to use its or their commercially reasonable efforts to cause (i) the TAM shares to be delisted from Bovespa if the delisting condition is satisfied with respect to either class of TAM stock and (ii) the TAM ADSs to be delisted from the NYSE as soon as practicable after the effective time.

Completion Board Meeting

LAN is required to convene a special meeting of the LAN board of directors prior to the settlement of the acquisitions to be made pursuant to the exchange offer to give effect to the delivery of the required LAN common shares issuable pursuant to the mergers as soon as practicable, but not later than two business days following, the completion of the exchange offer.

The Mergers; Directors and Officers; By-laws

Holdco II Merger

The implementation agreement provides for the merger of Holdco II with and into LAN after the completion of the exchange offer and prior to the settlement of the purchases made pursuant to the exchange offer. As the surviving corporation, we will continue to exist following the Holdco II merger. Pursuant to the Holdco II merger, each share of Holdco II stock (including those issuable pursuant to the settlement of the purchases made pursuant to the Auction) will be converted into a LAN common share at a ratio of 0.9 of a LAN common share per share of Holdco II stock (the “Holdco II exchange ratio”). Holders of TAM preferred shares (including those represented by TAM ADSs) will receive, by virtue of the Holdco II merger, LAN common shares in the following form in exchange for their TAM shares or TAM ADSs tendered and accepted for exchange in the exchange offer, depending on the form of TAM preferred shares tendered in the exchange offer:

•

holders of TAM ADSs that are tendered and accepted for exchange in the exchange offer will receive LAN ADRs issued pursuant to the deposit agreement, dated as of October 28, 2011, among LAN, the LAN depositary, and the record holders and beneficial owners of LAN ADRs from time to time;

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

Immediately after the completion of the Holdco II merger, we will contribute any TAM common shares beneficially owned by Holdco II immediately prior to such merger to Holdco I in exchange for new non-voting shares of Holdco I on a one-for-one basis. After this contribution, we will increase our ownership percentage of the outstanding voting shares of Holdco I by converting our non-voting shares of Holdco I into voting shares of Holdco I to (A) 100% minus (B) 80% divided by the percentage of the outstanding TAM common shares owned by Holdco I determined on a primary basis after giving effect to such contribution.

Voting shares of Holdco I have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of or approval by the shareholders of Holdco I under the applicable law of Chile or otherwise (other than the limited voting rights of the non-voting shares of Holdco I) and have no economic rights other than the right to receive a nominal dividend (we refer to these rights as the “dividend rights”). Non-voting shares of Holdco I have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco I in respect of any shares of its capital stock other than the dividend rights and have no right to vote on or approve any matter that is subject to any vote of or approval by the shareholders of Holdco I under applicable law of Chile or otherwise other than the rights to vote on and approve the matters requiring the approval of the holders of such shares under the applicable law of Chile or otherwise.

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

Pursuant to the Sister Holdco merger, each share of Sister Holdco stock will be converted into 0.90 of a LAN common share at a ratio of 0.9 of a LAN common share per share of Sister Holdco stock (the “Sister Holdco exchange ratio”). We will pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN common shares.

By-Laws

The parties are required to take all necessary action so that immediately following the effective time of the mergers the by-laws of Holdco I, Sister Holdco and Holdco II shall be in the forms attached to the exchange offer agreement.

Directors

We and the TAM controlling shareholders are required to discuss in good faith and agree upon the individuals who will be directors of LAN, Holdco I, TAM and their subsidiaries as of the effective time and to take all necessary action to ensure that immediately following, and on the same day as, the effective time of the mergers, the individuals selected for election to the board of directors of LAN, Holdco I, TAM and their subsidiaries by each of us and TEP Chile pursuant to the Holdco I shareholders agreement, by each of us and TEP Chile pursuant to the TAM shareholders agreement and by each of the LAN controlling shareholders and TEP Chile pursuant to the control group shareholders agreement shall be the directors of LAN, Holdco I, TAM and their subsidiaries. For a discussion of the parties rights to elect the directors of LAN, Holdco I, TAM and their subsidiaries, see the “Item 4. Information on the Company—History and Development of the Company—Shareholders Agreements—Voting Agreements.”

Effects of the Mergers

Capital Increase

When the shareholders of LAN approved the mergers, the share capital of LAN was increased by an aggregate amount equal to the sum of the share capital of Holdco II and the share capital of Sister Holdco at such time which amounts to US$ 1,417.6 million (the “initial capital increase”). After the completion of the mergers, the share capital of LAN will be increased a second time by the amount by which the net asset value of the TAM shares contributed pursuant to the subscriptions exceeds, or will be decreased by the amount by which such net asset value is less than, the initial capital increase (which we refer to as the “second capital increase”). The second capital increase of LAN will not change the number of issued and outstanding LAN common shares (including those represented by LAN ADSs and LAN BDSs).

Treatment of Holdco II and Sister Holdco Stock

At the effective time, each share of Holdco II stock issued and outstanding immediately prior to the effective time will be exchanged for 0.90 of a validly issued, fully paid and nonassessable LAN common share, which is the Holdco II exchange ratio less applicable withholding tax. Each share of Sister Holdco stock issued and outstanding immediately prior to the effective time will be exchanged for 0.90 of a validly issued, fully paid and nonassessable LAN common share, which is the Sister Holdco exchange ratio less applicable withholding tax.

TAM Options

TAM and the TAM board of directors, as applicable, were required prior to the commencement of the exchange offer to adopt any resolutions and take any actions necessary to ensure that (a) from and after the effective time of the mergers each TAM stock option outstanding immediately prior to the effective time, whether vested or unvested, will be exercisable only when vested and only for an amount in cash equal to the product of (i) the total number of shares of TAM stock in respect of which such TAM stock option is exercisable, and (ii) the amount (if any) by which (x) the product of the Holdco II exchange ratio and the closing price of the LAN common shares on the SSE on the last business day prior to the date on which such TAM stock option was exercised exceeds (y) the exercise price per share of TAM stock under such TAM stock option, less any applicable taxes required to be withheld with respect to such payment, and (b) none of execution, delivery or performance of the implementation agreement or the completion of the mergers or any other transactions contemplated by implementation agreement will, directly or indirectly, cause or result in any acceleration of the vesting of any TAM stock options, whether prior to, on or after the effective time.

Exchange Fund

Prior to the effective time, we will deposit or cause to be deposited with the US exchange agent, for the benefit of the holders of Holdco II stock and Sister Holdco stock, certificates or, at our option, evidence of shares in book-entry form, representing LAN common shares, including any cash to be paid in lieu of fractional LAN common shares, as discussed below in this section. We refer to such certificates or evidence of book-entry form, as the case may be, for LAN common shares and such cash paid in lieu of fractional shares collectively as the “exchange fund.” Any interest or income produced from investments of the exchange fund by the US exchange agent will not be deemed part of the exchange fund and will be payable to us.

Fractional Shares

No certificates or scrip representing fractional LAN common shares will be issued in the mergers or pursuant to the statutory squeeze-out and such fractional shares will not entitle the owner thereof to vote or to any rights of a shareholder of LAN. In lieu of fractional shares, we will pay each holder of a fractional LAN common share an amount in cash in US dollars equal to the product of (a) the fractional LAN common shares to which such holder would otherwise be entitled after taking into account all shares of Holdco II Stock or Sister Holdco stock owned of record by such holder immediately prior to the effective time, and (b) the closing price of the LAN common shares on the SSE on the last trading day immediately preceding the date on which the Auction on Bovespa occurs (the “Auction date”) (as reported in www.bolsadesantiago.com or, if not reported therein, by another authoritative source), converted into US dollars using the “dólar observado” or “observed” exchange rate applicable on the Auction date as published by the Banco Central de Chile (“Central Bank of Chile”). This exchange rate (the “Chilean observed exchange rate”) is the average exchange rate of the previous business day’s transactions in the Formal Exchange Market (banks and other entities authorized by the Central Bank of Chile) and is published in the Diario Oficial (Official Gazette) by the Central Bank of Chile pursuant to number 6 of Chapter I of its Compendium of Foreign Exchange Rules on the date it applies, and is also made available at www.bcentral.cl at or around 6:00 P.M. (Santiago time) on the preceding day.

Statutory Squeeze-Out

After the completion of the exchange offer, if permitted under applicable Brazilian law, TAM will compulsorily redeem any TAM shares (including those represented as TAM ADSs) that did not accept the exchange offer, other than those beneficially owned by the TAM controlling shareholders (the “non-tendered shares”). In this redemption, the holders of non-tendered shares will have the right to receive cash in an amount equal to the product of (i) the number of LAN ADSs or LAN BDSs that they would have received pursuant to the exchange offer in respect of its non-tendered shares (assuming they could have received fractional LAN common shares), and (ii) the closing price of the LAN common shares on the SSE on the last trading day immediately preceding the Auction date (as reported on the SSE’s website, www.bolsadesantiago.com or, if unavailable, as reported by another authoritative source), as converted into US dollars using the Chilean observed exchange rate applicable on the Auction date as published by the Central Bank of Chile, duly adjusted by the Central Bank of Brazil’s overnight lending rate. After TAM redeems all remaining TAM shares (including those represented by TAM ADSs), LAN will (i) contribute all voting ordinary shares of TAM acquired in the exchange offer to Holdco I in exchange for non-voting shares of Holdco I, and (ii) increase its ownership percentage of the outstanding voting shares of Holdco I to 20% by converting its non-voting shares of Holdco I into voting shares of Holdco I.

Delistings

Each of the TAM controlling shareholder and TAM are required to use its or their commercially reasonable efforts to cause (i) the TAM preferred shares to be delisted from the Bovespa if the delisting condition is satisfied with respect to such class of TAM stock and (ii) the TAM ADSs to be delisted from the NYSE as soon as practicable after the effective time.

Termination

The transaction agreements will terminate automatically if and when (i) the exchange offer expires in accordance with its terms or is revoked with the permission of CVM without the purchase of any TAM shares or (ii) if the product of 0.90 and the high end of the range of economic value of LAN per LAN common share as determined by the Appraiser at any time is less than the low end of the range of economic value of TAM per TAM share of stock as determined by the Appraiser at such time. In addition, LAN and the TAM controlling shareholders may terminate the transaction agreements by mutual written consent.

The transaction agreements may also be terminated and the exchange offer and the mergers may be abandoned at any time prior to the commencement of the exchange offer as follows, whether before or after receipt of any requisite shareholder approvals:

•	by either LAN or the TAM controlling shareholders:

•	if the exchange offer has not commenced by June 30, 2012 (the “outside date”);

•

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

•

if TAM, TEP or the TAM controlling shareholders has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the transaction agreements or any of such representations and warranties becomes untrue as of any date after the signing date, which breach or failure to perform or untruth (i) would give rise to the failure of the condition relating to accuracy of the representations and warranties of TAM, the TAM controlling shareholder and the Amaro family or compliance by any of them with their obligations under the transaction agreements and (ii) is not capable of being cured or, if capable of being cured, is not cured by TAM, the TAM controlling shareholder or the Amaro family, as applicable, by the earlier of (A) the day before the outside date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from LAN;

•	prior to the commencement of the exchange offer if CVM has refused to grant its approval to the inclusion in the Edital of any of the LAN’s conditions to the completion of the exchange offer; or

•

if (i) the TAM board of directors or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to LAN either of the recommendations of the board of directors of TAM in support of the proposed combination, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the preceding actions (which we refer to as a “TAM board recommendation change”); or (iii) in any such case all of the directors designated for election to the TAM board of directors by the TAM controlling shareholder and/or the Amaro family do not vote against the TAM board recommendation change;

•	by the TAM controlling shareholders:

•

if LAN or the LAN controlling shareholders has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the transaction agreements or any of such representations and warranties becomes untrue as of any date after the signing date, which breach or failure to perform or untruth (i) would give rise to the failure of the condition relating to accuracy of the representations and warranties of LAN and the LAN controlling shareholders or compliance by any of them with their obligations under the transaction agreements and (ii) is not capable of being cured or, if capable of being cured, is not cured by LAN or the LAN controlling shareholders, as applicable, by the earlier of (A) the day before the outside date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from TAM; or

•

if (i) the LAN board of directors or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to TAM either of the LAN board recommendations in support of the proposed combination, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the preceding actions (which we refer to collectively as, a “LAN board recommendation change”) or (iii) in either such case all of the directors designated for election to the LAN board of directors by the LAN controlling shareholders did not vote against the LAN board recommendation change.

Termination Fees

TAM is required to pay us a fee equal to US$200 million (“TAM termination fee”) and reimburse LAN for all documented out-of-pocket expenses incurred by it or any of its subsidiaries in connection with the transaction agreements and the transactions contemplated by the transaction agreements up to a maximum amount of $25 million (no later than the second business day after TAM receives documentation for reimbursement) if:

•

LAN terminates the transaction agreements because the board of directors of TAM or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to LAN either of the recommendations of the board of directors of TAM in support of the proposed combination, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the foregoing actions; or within 12 months after the date that a competing proposal termination occurs, TAM or any of its subsidiaries completes any transaction that constitutes a competing proposal with the person that made the competing proposal or any of its affiliates, enters into any binding or non-binding agreement with such person or any of its affiliates providing for a transaction that constitutes a competing proposal or the board of directors of TAM approves or recommends to its shareholders or does not oppose any competing proposal made by such person or any of its affiliates (in each case regardless of whether such competing proposal was made or announced or became publicly known before or after termination of the transaction agreements and in any such case the TAM termination fee is payable on the date that is the first to occur of the event(s) referred to in this paragraph).

A “competing proposal termination” occurs if:

(A)	any person makes an alternative proposal with respect to TAM or LAN, or a “competing proposal,” to any party or its representatives,

(B)	a competing proposal by any person becomes publicly known, or

(C)	any person publicly announces an intention (whether or not conditional) to make a competing proposal; and

In each case, the transaction agreements automatically terminate solely because either of the minimum conditions is not satisfied or because an appraisal event occurs.

We are required to pay TAM a fee equal to $200 million (“LAN termination fee”) and reimburse TAM for all documented out-of-pocket expenses incurred by it or any of its subsidiaries in connection with the transaction agreements and the transactions contemplated by the transaction agreements up to a maximum amount of $25 million (no later than the second business day after we receive documentation for reimbursement) if:

•

the TAM controlling shareholders terminate the transaction agreements because the board of directors of LAN or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to TAM either of the recommendations of the board of directors of LAN in support of the proposed combination, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the foregoing actions; or within 12 months after the date that a competing proposal termination occurs, LAN or any of its subsidiaries complete any transaction that constitutes a competing proposal with the person that made the competing proposal or any of its affiliates, enter into any binding or non-binding agreement with such person or any of its affiliates providing for a transaction that constitutes a competing proposal or LAN’s board of directors approves or recommends to its shareholders or does not oppose any competing proposal made by such person or any of its affiliates (in each case regardless of whether such competing proposal was made or announced or became publicly known before or after termination of the transaction agreements and in any such case the LAN termination fee is payable on the date that is the first to occur of the event(s) referred to in this paragraph).

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

Indemnification

Indemnification by LAN

We are required to indemnify, defend and hold the TAM controlling shareholders, its affiliates and their respective directors, officers, employees and shareholders harmless from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including reasonable attorneys’ fees and disbursement), which we refer to collectively as “indemnifiable losses,” incurred by any of them (whether or not involving a claim by any third party) arising out of or resulting from (i) the failure of the exchange offer to be completed solely as a result of any failure by LAN to confirm in writing to the controlling shareholders of TAM on the expiration date that any exchange offer condition waivable only by LAN (other than the squeeze-out condition) was satisfied if (but only if) such condition was in fact satisfied or (ii) any failure of the exchange offer to be completed after the controlling shareholders of TAM has paid for the TEP Chile subscription.

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

Expenses

Except for the termination fees described above, each party is required to pay its own fees and expenses that it incurs in connection with the transaction agreements, the mergers and the other transactions contemplated by the transaction agreements, regardless of whether the exchange offer is commenced or the exchange offer and the mergers are completed, except that expenses incurred in connection with the printing and mailing of the exchange offer prospectus and the filing fee for the Form F-4 will be shared equally by LAN, on the one hand, and TAM controlling shareholders, on the other hand.

Choice of Law and Jurisdiction

The transaction agreements are governed by New York law with regard to all matters other than the authorization and execution of the transaction agreements, which are governed by the laws of each party’s jurisdiction of incorporation.

Shareholders Agreements

As discussed above under the section “—The Transaction Agreements”, following the combination of LAN and TAM, TAM will continue to exist as a subsidiary of Holdco I (and as an affiliate of LAN) and our name will be changed to “LATAM Airlines Group S.A.” or “LATAM.” On January 25, 2012 we and the LAN controlling shareholders entered into several shareholders agreements with TAM, Holdco I and TEP Chile to set forth our agreement with respect to the governance, management and operation of LAN, Holdco I, TAM and their respective subsidiaries (collectively, the “LATAM Group.”) following the effective time. The shareholders agreements set forth an extensive set of principles that will apply to the corporate governance and organization of the LATAM Group following the effective time, which are summarized below. Pursuant to their terms, the shareholders agreements will become effective only if and at the time that Holdco I becomes a holder of at least 80% of the outstanding TAM common shares.

Governance and Management of LATAM Group

The control group shareholders agreement and the LAN-TEP shareholders agreement set forth the parties’ agreement on the governance and management of the LATAM Group following the effective time. We refer to the shareholders agreement among the LAN controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LAN common shares and TEP Chile’s voting shares of Holdco I, following the effective time as the “control group shareholders agreement.” We refer to the shareholders agreement between us and TEP Chile, which sets forth our agreement concerning the governance, management and operation of the LATAM Group following the effective time as the “LAN-TEP shareholders agreement.”

This section describes the key provisions of the control group shareholders agreement and the LAN-TEP shareholders agreement. The rights and obligations of the parties to the control group shareholders agreement and the LAN-TEP shareholders agreement are governed by the express terms and conditions of the aforementioned shareholders agreements and not by this summary or any other information contained in this annual report on Form 20-F. The description of these control group shareholders agreement and the LAN-TEP shareholders agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders agreements, which are incorporated by reference into this annual report on Form 20-F. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety.

Composition of the LATAM Board

LAN expects that Mr. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro will be elected to the LATAM board of directors at a special meeting of the shareholders of LATAM to be held after the effective time in which the entire LATAM board of directors will be replaced. Mr. Maurício Rolim Amaro will be the chairman of LATAM’s board of directors for the first two years following the effective time. If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term. Thereafter, LATAM’s board of directors will appoint any of its members as the chairman of LATAM’s board of directors, from time to time, in accordance with LATAM’s by-laws.

LATAM Board Committees

Promptly after the effective time, our board of directors will establish four committees to review, discuss and make recommendations to our board of directors. These include a Strategy Committee, a Leadership Committee, a Finance Committee and a Brand, Product and Frequent Flyer Program Committee. The Strategy Committee will focus on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee will focus on, among other things, group culture, high-level organizational structure, appointment of the chief executive officer (Vice Presidente Ejecutivo), LATAM CEO of the LATAM Group (“LATAM CEO”) and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee will be responsible for financial policies and strategy, capital structure, monitoring policy compliance, tax optimization strategy and the quality and reliability of financial information. Finally, the Brand and Frequent Flyer Program Committee will be responsible for brand strategies and brand building initiatives for the corporate and main business unit brands, the main characteristics of products and services for each of the main business units, frequent flyer program strategy and key program features and regular audit of brand performance.

Management of the LATAM Group

Enrique Cueto Plaza, currently our CEO, will be the LATAM CEO following the effective time. The LATAM CEO will be the highest ranked officer of the LATAM Group and will report directly to the LATAM board of directors. The LATAM CEO will be charged with the general supervision, direction and control of the business of the LATAM Group and certain other responsibilities set forth in the LAN-TEP shareholders agreement. After any departure of the LATAM CEO, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

Ignacio Cueto Plaza, currently our president and chief operating officer (Gerente General), or the “COO”, will be the COO of LATAM, or the “LATAM COO,” following the effective time. The LATAM COO will report directly to the LATAM CEO and will have general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco I, TAM and its subsidiaries, and the international passenger business of the LATAM Group. The LATAM COO, together with the TAM Group CEO, will recommend a candidate to the LATAM CEO to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the LATAM COO and the TAM Group CEO. The key executives of the LATAM Group (other than the LATAM CEO and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the LATAM CEO.

The head office of the LATAM Group will continue to be located in Santiago, Chile following the effective time.

Governance and Management of Holdco I and TAM

The Holdco I shareholders agreement and the TAM shareholders agreement set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (collectively, the “TAM Group”) following the effective time. We refer to the shareholders agreement between us, Holdco I and TEP Chile, which sets forth our agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, following the effective time as the “Holdco I shareholders agreement” and to the shareholders agreement between us, Holdco I, TAM and TEP Chile, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time as the “TAM shareholders agreement.”

This section describes the key provisions of the Holdco I shareholders agreement and the TAM shareholders agreement. The rights and obligations of the parties to the Holdco I shareholders agreement and the TAM shareholders agreement are governed by the express terms and conditions of the aforementioned shareholders agreements and not by this summary or any other information contained in this annual report on Form 20-F. The description of these Holdco I shareholders agreement and the TAM shareholders agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders agreements, which are incorporated by reference into this annual report on Form 20-F. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety.

Composition of the Holdco I and TAM Boards

The Holdco I shareholders agreement and TAM shareholders agreement generally provide for identical boards of directors and the same chief executive officer at Holdco I and TAM, with us appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors). For the first two years after the effective time, the chairman of the Holdco I and TAM boards of directors will be Maria Cláudia Oliveira Amaro.

The control group shareholders agreement provides that the persons elected by or on behalf of the LAN controlling shareholders or the controlling shareholder of TAM to our board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM Group CEO under the oversight of the board of directors of Holdco I. The day-to-day business and affairs of TAM will be managed by the TAM Diretoria under the oversight of the board of directors of TAM. The “TAM Diretoria” will be comprised of the TAM Group CEO, the TAM CFO, the TAM COO and the TAM CCO. Marco Bologna, currently the CEO of TAM, will be the initial CEO of Holdco I and TAM, or the “TAM Group CEO” and any successor CEO will be selected by us from three candidates proposed by TEP Chile. The TAM Group CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the board of directors of TAM. The initial chief financial officer of TAM, or the “TAM CFO,” will be jointly selected by us and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by us. The chief operating officer of TAM, or the “TAM COO,” and chief commercial officer of TAM, or the “TAM CCO,” will be jointly selected and recommended to the TAM board of directors by the TAM Group CEO and TAM CFO and approved by the TAM board of directors. These shareholders agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

TAM will continue to be headquartered in São Paulo, Brazil following the effective time of the mergers.

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both us and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

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

•	to approve any investment in assets not related to the corporate purpose of any TAM Company, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

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

•	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

•	to approve any financial statements, amendments, or to any accounting, dividend or tax policy of the relevant company;

•	to approve the grant of any security interest or guarantee to secure obligations of third parties;

•	to appoint executives other than the Holdco I CEO or the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

•	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

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

•	to approve the dissolution, liquidation, winding up of a relevant company;

•	to approve the transformation, merger, spin-up or any kind of corporate re-organization of a relevant company;

•	to pay or distribute dividends or any other kind of distribution to the shareholders;

•	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

•	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

•

to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control;

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

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LAN controlling shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LAN common shares as follows after the effective time:

•

until such time as TEP Chile sells any of its LAN common shares (other than the exempted shares as defined below held by TEP Chile), the LAN controlling shareholders will vote their LAN common shares to elect to the LATAM board of directors any individual designated by TEP Chile unless TEP Chile beneficially owns enough LAN common shares to directly elect two directors to the LATAM board of directors;

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

•

the parties agree to maintain the size of the LATAM board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM board of directors at a majority of the total number of directors of the LATAM board of directors; and

•

if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LAN controlling shareholders, which we refer to as a “directed vote.”

The number of “exempted shares” of TEP Chile means that number of LAN common shares which TEP Chile owns immediately after the effective time in excess of 12.5% of the outstanding LAN common shares at such time as determined on a fully diluted basis.

The parties to the Holdco I shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

Pursuant to the control group shareholders agreement, the LAN controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LAN common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LAN common shares, neither the LAN controlling shareholders nor TEP Chile may sell any of its LAN common shares, and TEP Chile may not sell its voting shares of Holdco I, until the third anniversary of the effective time. Thereafter, sales of LAN common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. After the tenth anniversary of the effective time, TEP Chile may sell all of its LAN common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LAN controlling shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LAN controlling shareholders have agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to us for the same consideration paid for such shares.

In addition, TEP Chile may sell all LAN common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, after the third anniversary of the effective time if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LAN held at least 12 months apart and LAN has not yet fully exercised its conversion option described below. A “release event” will occur if (i) a capital increase of LATAM occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LAN common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM with the assistance of the LAN controlling shareholders is not elected to the board of directors of LATAM.

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

In addition, TEP Chile agreed in the Holdco I shareholders agreement not to vote its voting shares of Holdco I, or to take any other action, in support of any transfer by Holdco I of any equity securities or convertible securities issued by it or by any of TAM or its subsidiaries without our prior written consent.

Restriction on transfer of TAM shares

We agreed in the Holdco I shareholders agreement not to sell or transfer any shares of TAM stock to any person (other than our affiliates) at any time when TEP Chile owns any voting shares of Holdco I. However, we will have the right to effect such a sale or transfer if, at the same time as such sale or transfer, we (or our assignee) acquires all the voting shares of Holdco I beneficially owned by TEP Chile for an amount equal to TEP Chile’s then current tax basis in such shares and any costs TEP Chile is required to incur to effect such sale or transfer. TEP Chile has irrevocably granted us the assignable right to purchase all of the voting shares of Holdco I beneficially owned by TEP Chile in connection with any such sale.

Conversion Option

Pursuant to the control group shareholders agreement and the Holdco I shareholders agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions” section).

On or after the tenth anniversary of the effective time and after we have fully converted all of our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I as permitted by Brazilian law and other applicable laws, we will have the right to purchase all of the voting shares of Holdco I held by the controlling shareholders of TAM for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale, which amount we refer to as the “sale consideration.” If we do not timely exercise our right to purchase these shares or if, after the tenth anniversary of the effective time, we have the right under applicable law in Brazil and other applicable law to fully convert all the shares of non-voting stock of Holdco I beneficially owned by us into shares of voting stock of Holdco I and such conversion would not have an adverse effect but we have not fully exercised such right within a specified period, then the controlling shareholders of TAM will have the right to put their shares of voting stock of Holdco I to us for an amount equal to the sale consideration.

Acquisitions of TAM Stock

The parties have agreed that all acquisitions of TAM common shares by any member of the LATAM Group from and after the effective time will be made by Holdco I.

B. BUSINESS OVERVIEW

General

We are one of the leading passenger airlines in Latin America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, Ecuador, Argentina and Colombia. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil, Colombia and Mexico. In 2007, we initiated a strategy for stimulating demand for air travel in our domestic markets by offering lower-fare options to travelers, lowering our costs and increasing the aircraft utilization rates and efficiency of operations. For more information about our short-haul operations see “—Business of the Company—Passenger Operations—Business Model for Domestic Operations” below.

As of February 29, 2012, we serviced 15 destinations in Chile, 14 destinations in Peru, 4 destinations in Ecuador, 17 destinations in Argentina, 23 destinations in Colombia, 15 destinations in other Latin American countries and the Caribbean, 5 destinations in the United States, 2 destinations in Europe and 4 destinations in the South Pacific. In addition, as of February 29, 2012, through our various code-share agreements, we offer service to 29 additional destinations in North America, 17 additional destinations in Europe, 29 additional destinations in Latin America and the Caribbean (including Mexico) and 2 destinations in Asia. We provide cargo service to all our passenger destinations and to approximately 20 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

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

Leading Presence in Key South American Markets

We are one of the main international and domestic passenger airlines in Latin America, as well as the largest cargo operator in Chile and most of the South American markets that we serve. We hold the largest market share of passenger traffic to and from Chile, Peru and Ecuador, as well as the largest market share of domestic passenger traffic in both Chile and Peru. More recently, we have also achieved a solid and growing position in the Argentine domestic market through Lan Argentina and in the Argentine international market through Lan Argentina and our other passenger airlines. We are also strengthening our presence in the Ecuadorian market, where we began domestic passenger operations on April 6, 2009. We entered the Colombian domestic and international market through the acquisition of Aires on November 26, 2010. During 2011 we worked on restructuring the company in order to achieve LAN’s standards. As a result, at the end 2011, we rebranded the company to Lan Colombia. We are also the leading air cargo operator within, to and from South America, and we are consolidating our leadership through new cargo operations in Colombia and in the Brazilian domestic market, as well as through an increased presence in routes between South America and Europe. Our international and domestic passenger and cargo operations have increased substantially over the past five years in terms of capacity, traffic and revenue. Between 2005 and 2011, our passenger capacity grew 82.8% and our cargo capacity grew 50.0%.

Diversified Revenue Base from both Passenger and Cargo Operations

We believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freight aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. As of December 2011, passenger revenues accounted for 70.1% of total revenues and cargo revenues accounted for 27.6% of total revenues.

Attractive Cost Structure with High Utilization of our Assets and Productive Personnel

We believe that we have a highly competitive cost structure with a cost per ATK of 51.4 cents in 2011. Our cost advantage arises mainly from our productive and committed employees, high aircraft utilization, modern and fuel-efficient fleet and cost-conscious culture. Our wages and labor costs accounted for approximately 19.6% of total costs in 2011, which we believe is a lower percentage than that of many other U.S. and European carriers.

Furthermore, our itineraries and aircraft rotations are designed to maximize aircraft utilization. During 2011, our long-haul aircraft (Boeing 767-300 passenger and Airbus A340-300s) operated an average of approximately thirteen hours per day. We also implemented a new business model for short-haul operations in 2007; as a result, by the end of 2011 we increased the utilization of our narrow body aircraft to reach 9.5 hours per day. In May 2008, we completed the phase-out of the Boeing B737-200 from our fleet. Our short haul fleet is now entirely composed of Airbus A320-Family Aircraft with the exception of Lan Colombia’s fleet.

In addition, during 2009 we continued with the implementation of LEAN, a system that seeks to improve our processes by eliminating activities that do not add value (thus increasing the value of each activity and suppressing those that are superfluous), which reduces costs, improves efficiency and increases customer satisfaction. The adoption of this system constituted a redesigning of processes that permits solving problems that may occur during the execution of any process, such as aircraft maintenance. The foregoing renders the daily tasks and processes carried out within the Company more efficient. Due to its implementation, during 2011 we achieved a 40% decrease in maintenance delays and a 40% reduction in the turn-around time in certain checks in Chile and Peru. LEAN also allowed us in 2011 to support the Company’s high growth, by streamlining the pilot training process, which resulted in more pilots trained during that year. Finally, it allowed the Company to reduce CO2 emissions, by redesigning processes in various areas that result in a decrease of more than 10 million gallons of fuel consumption. In addition, by establishing clear roles, challenges and achievements, the implementation of LEAN has had an important benefit in terms of employee motivation. See “Item 4. Information on the Company—Business of the Company—Maintenance.”

Strong Brand Teamed with Key Global Strategic Alliances

In March 2004 we launched the “LAN” brand, under which we operate all of our international passenger airlines. Brand uniformity enables our customers to better identify us with the high standards of service and safety that are common to all of our airlines. This corporate image has also improved the cost effectiveness and efficiency of our marketing efforts as we continue to expand in our existing and new markets. Additionally, LAN and our entire passenger affiliates (with the exception of Lan Colombia) are a member of the oneworld® alliance. We have also entered into bilateral agreements with strategic partners such as American Airlines, Iberia and Qantas, among others, whose leading presence in their respective markets creates a truly global reach for our passengers. Our passenger alliances and commercial agreements provide our customers with approximately 800 travel destinations, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

Optimized Fleet Strategy

We make optimal use of our fleet structure through a combination of minimal aircraft types, modern aircraft and staggered lease maturities. We carefully select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of aircraft types we operate. For short-haul flights we operate the Airbus A320-Family Aircraft and the recently acquired Lan Colombia’s fleet in the Colombian market. As of May 18, 2008, we stopped using Boeing 737-200 aircraft in our Chilean domestic operations. For long-haul passenger flights we operate the Boeing 767-300 passenger aircraft and for long-haul cargo flights we operate the Boeing 767-300 freighters. For ultra long-haul service, such as between Santiago and Madrid and between Santiago and Auckland, we use the Airbus A340-300 aircraft. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft that took place in 2011, plus the sale of other five in 2012 and five in 2013.

The average age of our fleet as of February 29, 2012 was 6.1 years (6.9 years including Lan Colombia’s fleet), making our fleet one of the most modern in Latin America. The phasing out of our Boeing 737-200s, our oldest aircraft, which was completed in May 2008, contributed to reducing the average age of our fleet. Additionally, we expect that our purchase of additional aircraft, to be delivered between 2012 and 2018 will further reduce the average age of our fleet. Having a younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels.

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

Strong Financial Position with Track Record of Growth and Profitability

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. We are one of the few investment-grade rated airlines in the world and we maintained this status during 2011. We have built our strong financial position by preserving our financial liquidity and continuing to structure long-term financing for newly acquired aircraft. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program at attractive financing rates. We also monitor and seek opportunities to reduce financial risks associated with currency, interest rate and jet fuel price fluctuations. Over the last five years, while much of the airline industry has faced significant competitive and liquidity crises, we have remained consistently profitable.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Continue to Grow Both our Passenger and Cargo Networks

We currently intend to continue to expand our capacity over the next several years to accommodate robust long-term growth in both passenger and cargo demand in the markets we target. We plan on expanding our operations not only in the markets we currently serve but also into new South American markets where we believe demand exists for our combination of passenger and cargo services. To meet this growth, as of February 29, 2012, we had an order book of 89 latest generation Airbus A320-Family Aircraft to be delivered between 2012 and 2018 and 13 Boeing 767-300 wide body passenger aircraft to be delivered between 2012 and 2013; as of February 29, 2012, we had orders for two Boeing 777-200 freighter aircraft to be delivered in 2012; and as of February 29, 2012 we also have outstanding orders for 32 Boeing 787 Dreamliner passenger aircraft, currently expected to start to be delivered in 2012.

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

Enhance the Profitability of our Short-Haul Operations

We plan to continue implementing the business model launched in 2007 to increase the efficiency of our domestic and short-haul operations, specifically in the domestic markets in Chile and Peru. This model is also being applied in the domestic markets in Ecuador and Argentina, as well as in our recently acquired passenger operations in Colombia. In Argentina, the implementation of the model is subject to certain regulatory restrictions as a result of the fare bands in place in the Argentinean domestic market. In addition, we are evaluating the application of these initiatives on certain regional routes within Latin America. A key objective of this program has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights and faster turnaround times. Our Boeing 737-200 fleet was completely phased out in May 2008 in favor of the new Airbus A320-Family Aircraft, which we currently operate on all domestic and regional routes except those served by Lan Colombia. These initiatives have increased efficiency and improved the margins of our short-haul operations. In addition, our modern fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of this business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to help us expand operations while controlling fixed costs, spurring a reduction in overhead costs per ASK. We have begun to pass on a portion of these operating efficiencies to consumers through fare reductions, which has stimulated additional demand and enhanced our overall profitability.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world-class on-board service on long-haul flights, attractive and convenient pricing and quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During the first half of 2009 we completed the reconfiguration of the cabins of all our long-haul aircraft, including both the Boeing 767 and the Airbus A340 passenger aircraft, in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. Our frequent flyer program, LANPASS, provides travel benefits and rewards to almost 5.8 million loyal customers in Chile, Argentina, Peru and Ecuador as well as in other countries where we operate. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

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

Focus on Efficiency and Sustainability

We are increasingly concerned with improving efficiency through a series of fleet initiatives that seek to reduce fuel consumption. The most significant is our ongoing fleet renewal and growth plan, through which we expect to incorporate 136 new aircraft between 2012 and 2018. As an example, we estimate that the Boeing 787 Dreamliner operates with costs per ASK that are approximately 12% lower than other long haul passenger aircraft, while the new Boeing 777 freighter operates with costs per ASK that are approximately 17% lower than the Boeing 767 freighter. In addition, we continue with the installation of winglets on all of our Boeing 767 aircraft, achieving fuel efficiencies of approximately 5% per aircraft. In order to mitigate the environmental impact of our operations we seek to operate in a sustainable manner by reducing our fuel consumption and related emissions. We also continue to focus on adjusting the configuration of our aircraft to market demand by, for example, adjusting the configuration of four Boeing 767s that operate on long-haul routes from Ecuador by reducing the number of Premium Business seats and increasing the number of Economy class seats. Other long-term projects that aim at improving our cost structure include implementing the LEAN operating processes in our maintenance operations, as well as investing in new inventory and reservations systems provided by Sabre.

Airline Operations and Route Network

We are one of the main air transport operators in Latin America. As of February 29, 2012, we operated passenger airlines in Chile, Peru, Ecuador, Argentina and Colombia. We are also the largest air cargo operator in the region.

The following table sets forth our operating revenues by activity for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(in US$ millions)
The Company(1)
Total passenger revenues	4,008.9	3,109.8	2,623.6
Total cargo revenues	1,576.5	1,280.7	895.6
Total traffic revenues	5,585.4	4,390.5	3,519.2

(1)	Consolidated information for the Company.

Passenger Operations

General

As of February 29, 2012, our passenger operations were performed through airlines in Chile, Peru, Ecuador, Argentina and Colombia where we operate both domestic and international services.

As of February 29, 2012, our network consisted of 15 destinations in Chile, 14 destinations in Peru, five destinations in Ecuador, 17 destinations in Argentina, 23 destinations in Colombia, 14 destinations in other Latin American countries and the Caribbean, five destinations in the United States, two destinations in Europe and four destinations in the South Pacific. Within Latin America, we have routes to and from Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, the Dominican Republic, Ecuador, Mexico, Peru, Uruguay and Venezuela. We also fly to a variety of international destinations outside Latin America, including Auckland, Fort Lauderdale, Frankfurt, Los Angeles, Madrid, Miami, New York, Papeete (Tahiti), San Francisco, and Sydney. In addition, as of February 29, 2012, through our various code-share agreements, we offer service to 29 additional destinations in North America, 17 additional destinations in Europe, 29 additional destinations in Latin America and the Caribbean (including Mexico), and two destinations in Asia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated.

	Year ended December 31,
	2011	2010	2009
The Company(1) (2)
ASKs (million)
International	32,086.7	29,582.8	26,797.10
Domestic	16,052.9	12,772.4	11,979.10
Total	48,139.6	42,355.2	38,776.20

	Year ended December 31,
	2011		2010		2009
RPKs (million)
International		25,935.6		23,226.4		20,861.20
Domestic		12,487.3		9,921.1		8,975.00
Total		38,422.9		33,147.5		29,836.20
Passengers (thousands)
International		7,076.2		6,302		5,676
Domestic		15,514.7		10,991		9,730
Total		22,509.9		17,293		15,406

Passenger yield (passenger revenues/RPKs, in US cents)
International	US¢	9.5	US¢	8.7	US¢	8.0
Domestic	US¢	12.3	US¢	10.8	US¢	10.4
Combined yield(3)	US¢	10.4	US¢	9.4	US¢	8.8

Passenger load factor (%)
International		80.8%		78.5%		77.8%
Domestic		77.8%		77.7%		74.9%
Combined load factor(4)		79.8%		78.3%		76.9%

(1)	Information provided for the Company as of December 31, 2009 and December 31, 2010 includes domestic operations in Chile, Peru, Argentina and Ecuador. These figures do not include operating statistics from Lan Colombia. Information provided for the Company as of December 31, 2011 consolidates Lan Ecuador, Lan Argentina, Lan Perú and Lan Colombia.
(2)	Domestic passenger operations as of December 31, 2009 and December 31, 2010 include domestic operations in Chile, Peru, Argentina and Ecuador. These figures do not include operating statistics from Lan Colombia. Figures as of December 31, 2011 include domestic passenger operations in Chile, Peru, Argentina, Ecuador and Colombia.
(3)	Aggregate international and domestic passenger yield.
(4)	Aggregate international and domestic passenger load factor.

International Passenger Operations

As of February 29, 2012, we operated scheduled international services from Chile, Peru, Ecuador, Argentina and Colombia through Lan Airlines; Lan Express in Chile; Lan Peru in Peru; Lan Ecuador in Ecuador; Lan Argentina in Argentina and Lan Colombia in Colombia. International passenger traffic has grown significantly in the past couple of years due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and additional frequencies on existing routes, and expansion into new markets.

Our international network combines our Chilean, Peruvian, Ecuadorian, Argentinean and Colombian affiliates. We have operated international services out of Chile since 1946, and we greatly expanded our flights out of Peru with the creation of Lan Peru in 1999 and out of Ecuador through Lan Ecuador in 2003. In August 2006, we expanded our international operations through Lan Argentina, which until then had only been offering domestic flights. The international operations of Lan Colombia, however, are being reduced since its acquisition in 2010. This strategy to generally expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. We provide long-haul services out of our five main hubs in Santiago, Lima, Guayaquil, Buenos Aires and Bogota. We also provide regional services from Chile, Peru, Ecuador, Argentina and Colombia. Since 2004, we have grown our intra-Latin American operations out of Lima to position it as our main regional hub.

The following table sets forth the destinations served from each of the aforementioned countries as of February 29, 2012:

Country of Origin	Destination	Number of Destinations

Chile	Argentina	4
	Bolivia	2
	Brazil	2
	Colombia	1
	Ecuador	1
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1
	Australia	1
Peru	Argentina	2
	Bolivia	2
	Brazil	2
	Chile	1
	Colombia	3
	Ecuador	2
	Venezuela	1
	Mexico	2
	United States	4
	Dominican Republic	1
	Spain	1
Ecuador	Argentina	1
	Chile	1
	Colombia	1
	United States	2
	Spain	1
Argentina	United States	1
	Brazil	1
	Chile	1
	Dominican Republic	1
	Peru	1
Colombia	Chile	1
	Perú	1
	Ecuador	1
	United States	1

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

LAN’s sustained development of its coverage has been a crucial factor in its growth and 2011 was no exception. New routes were added along with flight increases in some key existing routes in order to offer more and better alternatives to both business and tourist travelers. In 2011, the Company continued to consolidate its hub in Lima, which serves as the center of its Latin American network and also complements its intercontinental network, by opening new routes and increasing flights on existing routes.

As part of its mission, LAN seeks to promote tourism to South America. Due to its large network of services, visitors from around the world can experience world renowned destinations such as Cusco, Easter Island, the Galapagos Islands, or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche.

According to the Chilean JAC data, Chilean international air passenger traffic increased 17.2% from 2010 to 2011, totaling approximately 6.0 million passengers, as measured in RPK. We had 51.3% of the international market share in Chile in 2011, which was a decrease compared to 52.8% in 2010. Our Chilean international operations can be divided into four main segments, based on the destination: to North America, Europe, the rest of Latin America, and the Pacific. As of February 29, 2012, our main competitors on direct routes between Chile and North America included American Airlines, Delta Airlines, Air Canada and Aeromexico. TACA and COPA also participated in the Chile-North American markets with stopovers in their respective Central American hubs. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes our main competitors included Aerolineas Argentinas, Air Canada, Avianca, GOL, TACA and TAM. We were the only airline operating between Chile and the South Pacific during this time.

According to Peruvian DGAC data, Peruvian international air passenger traffic increased 14.3% from 2010 to 2011, totaling approximately 5.8 million passengers, as measured by the number of passengers. We had 46.3% of the international market share in Peru in 2011, which was an increase compared to 43.9% in 2010. Our Peruvian international operations can be divided into three main segments, based on the destination: to North America, Europe and the rest of Latin America. As of February 29, 2012, our main competitors on direct routes between Peru and North America included American Airlines, United Airlines, Delta Airlines, Spirit Airlines, Air Canada and Aeromexico. TACA and COPA also participated in the Peru-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors were Iberia, Air Europa and Air France-KLM. On regional routes our main competitors included included Aerolineas Argentinas, TACA, TAM, Avianca and GOL.

According to our internal estimates and travel agency statistics (captured through IATA Billing Settlement Plan or “BSP”), Ecuadorian international air passenger traffic increased 6.0% from 2010 to 2011, totaling approximately 3.0 million passengers. We had 31.0% of the international market share in Ecuador in 2011, which was an increase compared to 28.7% in 2010. Our Ecuadorian international operations can be divided into three main segments, based on the destination: to North America, Europe and the rest of Latin America. As of February 29, 2012, our main competitors on direct routes between Ecuador and North America included American Airlines, Continental Airlines, Delta Airlines and Aerogal. TACA and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors included Air Comet, Iberia, and Air France-KLM. On regional routes, our main competitors included TACA, COPA and Avianca.

According to our internal estimates and travel agency statistics (captured through BSP), Argentinean international air passenger traffic increased 9.0% from 2010 to 2011, totaling approximately 9.9 million passengers. We had 19.4% of the international market share in Argentina in 2011, which was an increase compared to 16.5% in 2010. Our Argentinean international operations can be divided into two main segments, based on the destination: to North America and the rest of Latin America. As of February 29, 2012, our main competitors on the Buenos Aires-Miami route included American Airlines and Aerolíneas Argentinas. TAM, TACA and COPA also participated in the Argentina-North American markets with stopovers in their respective hubs. Our main competitors on the Buenos Aires-Dominican Republic route included COPA and American Airlines. Our main competitors on the Buenos Aires-Sao Paulo route included TAM, GOL and Aerolíneas Argentinas. Our main competitors on the Buenos Aires-Lima route included TACA and Aerolíneas Argentinas. Our main competitors on the Buenos Aires-Santiago route included Aerolíneas Argentinas and Air Canada.

According to Aeronautica Civil (Colombian Civil Aeronautics), the Colombian international market increased 12.8% from October 31, 2010 to October 31, 2011, totaling approximately 5.7 million passengers, as measured in RPK. The international passenger market in Colombia for the full year 2010 was 6.2 million passengers. We had 4.6% of the international market share in Colombia as of October 31, 2011, which was a decline compared to 6.0% as of October 31, 2010 (including Aires figures, before its acquisition by LAN). Our international operations in Colombia can be divided in two business segments, based on destination: to North America and the rest of Latin America. As of February 29, 2012, our main competitors on direct routes between Colombia and North America included Avianca, American Airlines, United Airlines, Air Canada, Delta Airlines and Aerogal. COPA also participated in the Colombia-North American markets with stopovers in its Central American hub. On regional routes, our main competitors included TACA, COPA and Avianca.

Business Model for Domestic Operations

In 2007 we initiated an important project to redesign our domestic business operations with the goal of increasing efficiency and improving the margins of LAN’s short-haul operations, specifically with respect to our domestic operations in Chile and Peru. The new business model was first tested in the last quarter of 2006. A key element of this project has been to significantly increase the utilization of our narrow body fleet, which we have been successfully achieving through modified itineraries including more point-to-point and overnight flights. We removed the Boeing 737-200 aircraft from our fleet in favor of the new more efficient Airbus A320-Family Aircraft. The Airbus A320-Family Aircraft fleet utilization reached approximately 9.84 block hours per day in 2011. The transition to a newer fleet allows for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

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

As a result of the implementation of this model, we increased the number of passengers transported in all domestic markets. Between 2006 and 2011, the number of passengers transported increased significantly:

•	112% (from 2.5 million to 5.3 million) in Chile,

•	123% (from 1.7 million to 3.9 million) in Peru,

•	200% (from 0.6 million to 1.9 million) in Argentina, and

•	with a minor effect in Ecuador as we just started domestic operations during 2009.

Over the past three years we have sustained constant growth in each of our domestic passenger operations, and between 2010 and 2011 we achieved an increase in domestic transported passengers at 11% which include operations within Chile, Argentina, Peru and Ecuador.

We plan to continue with the implementation of this business model during 2012 and we are evaluating its implementation in some regional routes, as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategies aimed at stimulating demand.

Operations within Chile

Through Lan Airlines and Lan Express we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of February 29, 2012, we flew to 13 destinations within Chile (including Santiago, but not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. Lan Airlines and Lan Express have integrated passenger operations, including operations under the same two-letter “designator reservation code,” and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

During 2011 we operated an average fleet of 21 Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of 24 Airbus A320-Family Aircraft in 2012. Domestic operations in Chile were positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Boeing 737-200s. Nowadays, LAN’s fleet has an average age of 3 years.

The new business model was launched nationwide within Chile in April 2007. We reduced sales costs by increasing direct sales to 80% in 2011 (with 63% of our 2011 sales done through the Internet) and by reducing agency commissions from 6% to 1% in February 2007. We also increased fleet utilization, crew productivity and the average flight leg through schedule changes. Additionally, we simplified our processes, which helped to increase the self check-in rate from 81.5% in 2010 to 82.7% in 2011. Finally, we utilized the greater efficiency of the Airbus aircraft to reach operational efficiencies such as reducing the turn-around time, increasing our punctuality (which reached 87.5% in 2010 and 87% in 2011) and lowering fuel consumption. As of December 31, 2011, we operated 100% of our ASKs with our Airbus A320-Family Aircraft fleet.

According to JAC data, the Chilean domestic market as a whole transported approximately 7.0 million passengers in 2011 and it had an increase of 17.6% in terms of passengers from 5.9 million in 2010. Our domestic passenger market share in Chile was 76.4% for 2011. During 2011, our main competitors in the domestic market were Sky Airlines and PAL Airlines, which began operations in June 2009. Sky Airlines currently operates a fleet of 13 Boeing 737-200 aircraft and flies to 12 destinations. PAL Airlines currently operates a fleet of 5 Boeing 737-200 aircraft and flies to 4 destinations.

There are currently no foreign airlines participating in the Chilean domestic market. Chile permits foreign airlines to operate in Chile. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Operations within Peru

Lan Peru started operations in 1999 with domestic and international flights from Lima. During the past ten years, Lan Peru has expanded consistently, consolidating its domestic operations and coverage of relevant markets with a continuous focus on improving our excellence for service.

Regarding the domestic market, Peru has tremendous potential compared to other Latin American markets based on per capita travel ratios. In 2011 the domestic market reached 5.9 million passengers and 6.3 million passengers are expected for 2012.

Lan Peru has one of the most modern fleets in Latin America, operating 22 Airbus A319 aircraft, with 14 for domestic operations and 8 for regional operations. This fleet is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high-altitude airports. In terms of efficiency, a uniform fleet also allows for low maintenance costs, high crew productivity and operational flexibility.

Compared to 2010, Lan Peru’s domestic operations in Peru showed an expansion of 3% (as measured in RPKs) during 2011, despite the aggressive plans from competitors. According to data provided by the Peruvian DGAC, our domestic market share in Peru was 62% for 2007, 73% for 2008, 80% for 2009, 70% for 2010 and 64% for 2011 as measured in number of passengers.

A total of 3.9 million passengers traveled on Lan Peru’s domestic Peruvian routes in 2011, which represented an increase of 3% compared to 2010. As of February 29, 2012, competitors included Peruvian Airlines, TACA (which began new flights to Arequipa in August 2011 and Puerto Maldonado in January 2012 in addition to its existing frequencies to Cusco, Juliaca, Tarapoto and Trujillo), Star Peru and LCPeru (which is a small airline previously known as LC BUSRE).

Lan Peru expects to increase the connections between cities within the country. Cusco, the country’s most important tourist destination, accounts for most of Lan Peru’s domestic operations and is served by 17 flights each day. Lan Peru flies at least three times daily to each of its 13 destinations from Lima with Tumbes as an exception (2 flights daily).

Regarding airport services, Lan Peru has over 103 domestic daily arrivals and departures. Self-check levels have grown steadily in the past years, reaching 79% for domestic routes at the end of 2011.

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

From June to November 2006, Lan Argentina replaced its Boeing B737-200 fleet, which consisted of five aircraft, four of which were Airbus A320 aircraft. We use these aircraft in both domestic and regional operations. The replacement of these aircraft enabled Lan Argentina to increase the scope, size and efficiency of its operations. By the end of December 2011, we operated a fleet of nine Airbus A320 aircraft in our domestic operations.

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

Our domestic market share in Argentina, based on our internal estimates as of December 31, 2011 amounted to 30%. Our competitors in the Argentinean market during 2011 were Aerolíneas Argentinas and its affiliate Austral Líneas Aéreas. Together, these two companies held substantially the entire remaining share of the domestic Argentine market.

Operations within Ecuador

At the end of 2008, the Civil Aviation National Board authorized us to operate domestic flights in Ecuador. In April 2009, we initiated the operations between Quito and Guayaquil.

In December 2009, LAN Ecuador operated 49 weekly flights between Quito and Guayaquil, one of Latin America’s major routes. In September 2010, the Company started daily flights to the Galapagos Islands. In November 2011, LAN Ecuador added two more weekly flights to the airport of San Cristobal in the Galapagos Islands. As of February 29, 2012, LAN Ecuador operated 63 weekly flights between Quito and Guayaquil. The Company also began daily flights between Cuenca and Quito.

In 2011, LAN Ecuador transported 1.0 million passengers in the domestic passenger market, achieving a load factor of 77% with a growth of 63% in number of passengers with respect to 2010 and a national market of 25.6%.

In Ecuador, the company’s principal competitors are TAME, Aerogal and Icaro.

Operations within Colombia

On November 26, 2010, LAN acquired Colombian airline Aires (rebranded as Lan Colombia in 2011), for US$12 million in cash, in addition to assuming net liabilities of US$87 million. The Colombian market is the second largest market in South America with over 14 million annual domestic passengers and represents a key market in LAN’s consolidation as a leading airline within the region.

At the time of the acquisition, Lan Colombia was the second largest operator in Colombia’s domestic market with approximately 20% of the market share as of December 31, 2010. This predominant position has been maintained by Lan Colombia, by holding 19.1% of the domestic market share as of December 31, 2011 (based on the Company’s internal estimations). Lan Colombia operates 22 domestic destinations. Nowadays, Lan Colombia’s fleet consisted of 9 B737-700s, 3 Airbus A 320, 10 Q200 and 4 Q400, all of which are operating leases.

LAN’s strategy through this acquisition is to replicate LAN’s “low cost” model already operating in the domestic markets of Argentina, Chile, Ecuador and Peru, stimulating demand on domestic flights by providing more Colombian citizens the opportunity to use air transportation.

During 2011 the Company was focused on ensuring that the safety, on time performance and service quality standards of its new affiliate were consistent with LAN’s own high standards. To this end, Lan Colombia was successfully certified by IATA Operational Safety Audit (IOSA) in November 2011.

In December 2011, the Company launched the LAN brand in Colombia, a significant step in the successful turnaround of the Colombian domestic passenger operations. During 2011 the Company recognized US$52 million operating loss from its Colombian passenger operations. This loss includes significant costs related to the rebranding process, marketing initiatives aimed at integrating Colombia into LAN’s regional network, migration of Lan Colombia to LAN’s IT systems, the early termination of contracts with third party suppliers.

A total of 3 million passengers traveled on Lan Colombia domestic routes in 2011, which represented an increase of 12% compared to 2010.

As we look ahead to 2012, we expect to further benefit from the turnaround process that took place during 2011. By continuing the improvement of Lan Colombia’s standards and by working along with travel agencies in Colombia, we aim to approach the Colombian corporate segment. Furthermore, we expect to phase out during 2012 the first 3 Boeing 737-700s passenger aircraft operated by Lan Colombia and replace them with LAN’s Airbus A320s. Through these initiatives, and by consolidating LAN’s presence in Colombia, we expect to reach break-even for our Colombian passenger operations by the end of 2012.

Nowadays, Lan Colombia has seven weekly frequencies to Miami, being that its only international destination. In the medium term, Lan Colombia will evaluate the expansion of international passenger operations and the advantages of any synergies it may obtain from LAN Cargo’s affiliate in Colombia, Lanco, launched in March 2009.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of February 29, 2012:

•

oneworld®. In June 2000, Lan Airlines and Lan Peru were officially incorporated into the oneworld® alliance. Lan Ecuador and Lan Argentina joined the alliance during 2007. Nowadays, oneworld® is a global marketing alliance consisting of Lan Airlines, Lan Peru, Lan Argentina, Lan Ecuador, American Airlines, British Airways, Cathay Pacific Airlines, Qantas, Iberia, Finnair, Japan Airlines, Royal Jordanian and S7. Together, these airlines are able to offer a truly global network for business and leisure travellers flying to more than 750 destinations in nearly 150 countries, schedule flexibility and reciprocal frequent flyer program benefits. During 2012 it is expected that Kingfisher, Air Berlin and Malaysian Airlines will join the alliance.

•

American Airlines. Since 1997, Lan Airlines has had an agreement with American Airlines, which enables Lan Airlines and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on Lan Airlines flights and vice-versa. The Department of Transportation, or DOT, granted antitrust immunity to our arrangement with American Airlines in October 1999. The antitrust immunity encompasses cooperation in commercial and operational areas such as pricing, scheduling, joint marketing efforts and reductions of airport and purchasing costs, as well as further implementation of cargo synergies in areas such as handling and other airport services. For more information see “—Regulation—U.S. Aeronautical Regulation—Certain Regulatory Authorizations in Connection with Strategic Alliances” below. Through this alliance, we currently offer service to thirty additional destinations in the United States and Canada. In 2005, the DOT granted antitrust immunity to a similar agreement between Lan Peru and American Airlines. This antitrust immunity allows enhanced coordination between Lan Peru and American Airlines, and both companies established in 2007 code-share operations between Peru and the U.S. with additional destinations in both countries. In the same year, Lan Argentina and American Airlines signed a codeshare agreement expanding the cooperation between the companies and at the end of 2011 a codeshare agreement between Lan Ecuador and American Airlines was signed, which allows to offer the American Airlines network in the U.S to all LAN passengers.

•

Iberia. In January 2001, Lan Airlines initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2007, Lan Ecuador and Lan Peru set up code-share agreements with Iberia for routes between Ecuador, Peru and Spain; as well as four additional European destinations with Lan Peru and seven destinations with Lan Ecuador. Nowadays, Lan Airlines, Lan Ecuador and Lan Peru offer around 17, 11 and 14 destinations in Europe, respectively.

•

Qantas. In July 2002, Lan Airlines initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of February 29, 2011, this code-share agreement includes daily flights operated by Lan Airlines. On March 26, 2012, Qantas will start operating 3 non-stop Santiago-Sydney frequencies by means of a code-share agreement entered into with Lan Airlines.

•

British Airways. In 2007, Lan Airlines initiated a code-share agreement with British Airways on Lan Airlines flights between Sao Paulo and Santiago to provide service for British Airways passengers traveling from London to Santiago through a connection in Sao Paulo. This code-share agreement also includes British Airways’ flights between Madrid and London.

•

Aeromexico. In 2004, we expanded our previous alliance with Aeromexico. The new agreement includes all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 18 domestic destinations in Mexico. Additionally, it provides our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards.

•

TAM. In 2007, Lan Airlines and Lan Peru, established regional code-share agreements with TAM Linhas Aéreas. Through this agreement, LAN offers fourteen additional destinations in Brazil. LAN also code shares with Transportes Aéreos del Mercosur S.A. (“TAM Mercosur”) with respect to flights from Santiago to Asunción, Paraguay, that are operated by TAM Mercosur. These arrangements provide our passengers with reciprocal accrual and redemption of frequent flyer program rewards. In 2008, Lan Argentina established a code-share agreement with TAM from Buenos Aires to Sao Paulo and vice versa, which includes eight domestic destinations in Argentina and twelve domestic destinations in Brazil.

•

Cathay Pacific. In May 2010, Lan Airlines initiated a code-share agreement with Cathay Pacific to operate between Santiago and Hong Kong, through connections in Los Angeles, New York and Auckland, and in November 2010, Lan Peru initiated a code-share agreement with Cathay Pacific to operate between Lima and Hong Kong, through connections in Los Angeles and San Francisco.

•

Japan Airlines. In September 2011, Lan Airlines initiated a code-share agreement with Japan Airlines to operate between Santiago and Narita, through connections in Los Angeles and New York. Nowadays, Japan Airlines is currently code sharing with LAN to provide services for JAL passengers travelling from Narita to Santiago. We are in the process of obtaining the approvals required by Japanese authorities in order to start code sharing with Japan Airlines and be able to provide services for LAN passengers travelling from Santiago to Narita. We expect to obtain such approvals during the second quarter of 2012.

•

Jetstar Airways. In November 2010, LAN signed an Interline Agreement and a Special Prorate Agreement (to sell Jetstar Airways flights) with Jetstar Airways in order to broaden the destinations offered to LAN’s customers, particularly in the domestic markets of New Zealand, Australia, and South East Asia.

•

JetBlue. During March 2011, LAN signed an Interline Agreement and a Special Prorate Agreement (to sell JetBlue flights) with JetBlue increasing the connection opportunities between New York and Boston, Washington, Chicago, Pittsburgh and many other US cities through JetBlue’s hub in the John F. Kennedy Airport in New York.

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

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, San Francisco, Miami, Madrid and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. As such, in December 2008 and May 2009 we completed a retrofit program for our Boeing 767-300 and for our Airbus A340-300 fleet respectively, merging the Business and First Classes cabins into a Premium Business Class featuring full-flat seats, new entertainment units for both Premium Business and Economy cabins, together with a new on-board service. We invested US$124 million in this retrofit program for all our long haul passenger aircraft, which aims to give our passengers a sense of a “shorter” and more pleasant flight. For our Business passengers, our cabin features an on-board service aimed at providing the passenger with more time to rest, and for our Economy Class passengers, our upgraded entertainment units aim to make the flight a more enjoyable one. In October 2010 LAN decided to renew the seat configuration of its Boeing 767-300, which included improvements that increased the capacity of each airplane from 221 to 238 seats. The original configuration had 191 seats in the Economy cabin and 30 seats in the Premium Business cabin. The new seat configuration increases the number of seats in the Economy cabin to 220 and decreases the number of seats in the Premium Business cabin to 18. This seat configuration will be used in those markets with a higher tourism demand and/or lower corporate travel demand. This strategy allows us to obtain higher revenues and a more efficient cost management

Our long-haul fleet plan includes the incorporation of the 32 new Boeing 787 in the second half of 2012. LAN will be the first airline in Latin America, and one of the first in the world, to receive this model whose latest-generation technology and cabin innovations represent a revolution in the airline industry. Passengers will experience the Boeing 787’s advantages in the form of higher cabin humidity and increased comfort. The acquisition of these Boeing 787s will allow us to reach new destinations and boost LAN’s existing services while also continuing to increase the efficiency of our operations and reduce our carbon footprint.

Our short-haul operations are designed to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations. As such, these routes now feature modern planes, with leather seats, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web check-in and airport self-check-in. We completed the phase-out of our Boeing B737-200 fleet in 2008 and replaced it with modern Airbus Family Aircraft such as A320, A319 and A318. Nowadays, all our domestic operations (which include Argentina, Chile, Peru, Ecuador and Colombia) follow the same business model, which aims to make air travel accessible to more people through low fares supported by a low-cost operation based on the efficient use of our resources.

Our short-haul fleet is also growing and will continue being renewed during the next six years with the acquisition of 89 additional Airbus 320 family aircraft. These aircraft have the latest security standards in the industry, as well as improvements in the interior cabin design and new seat technology. They are 13.0% percent lighter than the current models sold by Airbus, and therefore they allow lower fuel consumption and CO2 emissions. These aircraft are also are more comfortable for passengers since they have leather seats with integrated foam and more in-flight entertainment screens. In addition to this, the upper bins include mirrors that ensure visibility of carry-on luggage among other improvements of interior design. All changes in these aircraft were designed to improve the travel experience for our passengers on domestic and regional flights.

On November 26, 2010, LAN acquired Aires (rebranded as Lan Colombia in 2011), a Colombian carrier, which holds an average of 19.0% of the domestic market share as of December 31, 2011. This important addition to the LAN group made it possible for LAN to start operating within Colombia, adding 22 domestic destinations to the already existing international operation.

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

As mentioned above, we have been implementing a new business model in all our domestic operations (which include Argentina, Chile, Peru, Ecuador and Colombia) that seeks to make air travel accessible to more people through low fares supported by a low-cost operation based on the efficient use of our resources. During 2011 LAN received several awards solidifying the Company’s market position. These awards included Airline of the Year 2010 (AirFinance Journal) and Best E-commerce Website 2010 (E-commerce LATAM).

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

In December of 2011, we successfully finished the rebranding process of Aires as LAN, which required the painting of around 70.0% of its fleet; changing the image of all its sales offices and personnel to LAN; and most importantly, transforming Aires’ service to comply with LAN standards, thus fully incorporating Colombia’s operation to our current brand architecture.

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

Travel agents conduct indirect sales that accounted for approximately 43.0% of passengers during 2011. We paid these travel agents standard commissions ranging from 0% to 7.0% depending on the market and the ticket region type (domestic / international). Consistent with our efforts to reduce commission costs, and in line with current market practices, in recent years we have reduced standard commissions in several markets. However, we are now charging a fee to customers for sales done through our own ticket offices or call centers in most countries, leaving the Internet as the only free-of-charge distribution channel.

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

Direct channels refer to sales by our own ticket offices, contact-centers and website. In 2011, direct bookings accounted for approximately 57.0% of all our passengers.

We have an extensive sales and marketing network in over thirty countries consisting of more than 155 domestic and international points-of-sale owned by us and approximately 45 general sales agents.

Our contact-centers support the growth of our operations constituting a sales and a multi-service channel. During 2011, we continued to grow and develop new services to match the increasing expectations of our clients and the growth of our direct sales channels, in particular the www.lan.com website. Our main contact-center located in Santiago accounts for 781 agents (of which 276 are home-based) and 284 agents in Lima. We complement our contact-center’s operations with third-party service providers that add approximately 600 agents who are located in Santiago, Lima and Buenos Aires. In total, all the centers handle more than 30,000 calls/contacts per day, which mainly originate from the regions where we fly (South America, North America, Europe and Australasia) and cover four languages (Spanish, English, Portuguese, French and German). We have continually upgraded our systems by incorporating technological advances to enhance efficiency and customer service.

Our website, www.lan.com, is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, by 21.9% in 2009 compared to 2008, 22.0% in 2010 compared to 2009, and 22.6% 2011 compared to 2010, which amounted to US$796.4 million in 2011. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communications. We send weekly promotional e-mails to more than 4.8 million subscribers. Members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. We have an active online marketing program which brings visitors to the website from search engines and travel-related websites.

During 2009 we improved several services on the website. We introduced the flexible award redemption service, which enables LANPASS members to obtain flights with their kilometers at any time of year. We also updated our Flight Information System to ensure accurate, real time information. In addition, we continued to promote our web-based check-in service for domestic and international flights. This system allows those passengers who are not checking-in bags, to go directly to the gate, and the remaining checked-in passengers, to leave their bags at a special bag drop counter and proceed to the gate. In addition to web-based check-in, we have self-check kiosks in 13 airports in Chile, seven airports in Peru, three airports in Argentina; three airports in Ecuador and eight in Colombia. As of December 31, 2011, the kiosk and web check-in utilization rate increased to 83.0% for domestic routes in Chile, 80.0% for domestic routes in Peru, 54.0% for domestic routes in Argentina and 50.0% for domestic routes in Ecuador. Also in 2010 we launched our LAN.com Mobile service, enabling our customers to check-in, verify their flight status and other itineraries using their internet-enabled mobile phones.

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

During 2011, our campaigns where mainly focused on continuing stimulating demand by implementing a pricing strategy that has made flying more accessible in our domestic markets and within South America to those traveling especially for tourism. To this end, we are proud of having entered into partnerships with tour operators and tourism government agencies across the region (SERNATUR in Chile, PROMPERU in Peru, ProExport Colombia among others), which allowed us to reach new customers and to promote local and regional tourism in the markets where we operate. This is supported by the unique coverage and travel experience that we offer to those passengers traveling to, from and within South America.

We have also innovated our demand-generating advertising by promoting pre-low seasons special offers, thus making our demand curves more stable and making it possible for us to offer to our customers all our destinations at very accessible prices throughout the year.

Frequent Flyer Program

Our frequent flyer program is called LANPASS. The objective of LANPASS is to generate incremental revenue and customer retention through customer loyalty and targeted marketing. Worldwide, as of February 29, 2012, LANPASS has approximately 5.8 million members.

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

Aiming to increase redemption levels and expand redemption alternatives, in 2011 LANPASS increased the number of price levels for the redemption of tickets from three up to 14 (allowing the increase of number of seats available for redemption of kilometers), in order to give a better availability and flexibility for the customers. These new redemption price offers resulted in an increase of 28.0% in kilometers redeemed and 32.0% in award tickets redeemed by LANPASS’ members in 2011.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina Uruguay, United States and, starting from 2012, also in Colombia. These partnerships give our customers the opportunity to accrue additional kilometers for using their services.

Through the incorporation of additional partners in 2011, LAN customers accrued 43.0% more kilometers than in 2010, by using other services different from the services offered by LAN and other airlines. In the banking segment, during 2010, LANPASS renewed its partnership with Santander Chile for another five years, spreading LANPASS accrual from credit/debit card to all retail banking offering. LANPASS also launched a new partnership with BBVA, a leading bank in Argentina, began to issue credit cards in the United States with U.S. Bank, and increased our offering in redemption catalogs in Brazil with Banco Itau.

In the non banking segment, LANPASS continues to leverage its member’s purchase behavior to partner with leading players in the markets and become the most attractive loyalty program in the home markets. In the past two years, LANPASS has entered into new industries, such as retail, supermarkets, automotive, real estate, drugstores and health care centers. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition to this, we have reciprocal agreements with other carriers, such as Alaska Airlines, Aeromexico and TAM. These agreements allow LANPASS members to accrue and redeem LANPASS kilometers on oneworld® flights.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase customer’s engagement with the program outside Chile. In 2011, membership in LANPASS grew 32.0% in Peru, 27.0% in Ecuador and 32.0% in Argentina. Furthermore, the number of passengers flying with LAN, who are members of our LANPASS frequent flyer program, grew 7% during 2011.

Cargo Operations

General

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended December 31,
	2011	2010	2009
The Company
ATKs (millions)
Total	5,192.7	4,628.7	3,848.9
RTKs (millions)
Total	3,612.4	3,245.3	2,627.4
Weight of cargo carried (thousands of tons)
Total	874.9	780.8	649.3
Total cargo yield (cargo revenues/RTKs, in US cents)	43.6	39.5	34.1
Total cargo load factor (%)	69.6%	70.1%	68.3%

Our cargo business generated revenues of US$1,280.7 million in 2010 and US$1,576.5 million in 2011. This represented 28.3% and 27.6% of our total revenues, respectively. Cargo revenues declined 32.1% between 2008 and 2009 primarily due to the global economic crisis that affected the industry and the decline in salmon exports from Chile due to the ISA virus. Nevertheless, during 2010 and 2011 revenues increased 43.0% and 23.1%, respectively, on a year-over-year basis as we took advantage of the recovery of world cargo markets.

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

The flexibility that this business model allows based on adaptation to changes in market trends was key for LAN’s operations in 2009 when the business was affected by the contraction of import and export markets in response to the global economic crisis. In addition LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus. Such flexibility has also been a key element in the recuperation and growth experienced by LAN Cargo since 2010.

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

During 2010, revenue growth in the cargo business continued to reflect the Company’s ability to exploit the expansion in global cargo flows, as well as the development of key strategic initiatives. Active capacity management, with the purpose of optimizing capacity assignation coupled with new revenue management tools to manage cargo rates in response to demand, enabled LAN Cargo to benefit from the growth trends seen in import markets to Latin America, especially to Brazil. The expansion of operations to Europe utilizing the new Boeing 777-200 freighter fleet strengthened the Company’s competitive position and further diversified its revenue base. Additionally, through its Brazilian affiliate, ABSA, the Company continued to strengthen domestic cargo operations in Brazil. During 2010, ABSA launched operations from Sao Paulo to Recife and Fortaleza and added a second daily flight from Sao Paulo to Manaus. The Company also added capacity by securing three leased Boeing 767-300F, two of which were incorporated in late 2010 and one in early 2011. Furthermore, the Company continues to successfully optimize the capacity of the bellies of passenger aircraft to transport cargo, maximizing the synergies of the Company’s integrated passenger and cargo operation.

During 2011, cargo revenues grew 23.1%, reflecting the increase in traffic, with a growth of 11.5% of RTK. Capacity, measured in ATKs, increased 12.4% during 2011, resulting in a decrease of 0.5 points in load factors compared to 2010, reaching 69.6% in 2011. Yields increased 10.4% compared to 2010, driven by continuous improvement in revenue management tools, route optimization and higher transfer of costs through the surcharge fuel, increasing revenue per ATK in 9.5%.

The Company continues to increase selectively its capacity in order to meet demand in major markets where it operates. The growth of import flows in Latin America continues, but the weakening of cargo markets around the world has stimulated competition in South America, especially Brazil, where carriers from other regions have started operations. On the other hand, export volumes are recovering, partly driven by a gradual resurgence of exports of salmon in Chile. This capacity growth is being primarily fulfilled by the Company with the use of three Boeing 767-300F freighters, delivered to the Company between November 2010 and January 2011 with the purpose to increase its capacity on routes from Latin America to North America and Europe and routes between United States and Mexico. Furthermore, the Company continues to optimize its cargo capacity by using the bellies of passenger aircraft for cargo purposes, maximizing in this way the synergies of integrating the operations of both businesses.

During the last six years, we also improved our competitive position as key operators reduced their operations, and competitors such as UPS and FedEx either downsized their operations or exited some markets. Since mid-2004, competition increased as regional carriers added capacity, but despite this increase in competition, we have been able to maintain solid market shares in large part because of the efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, Transportes Aéreos Mercantiles Panamericanos S.A., or TAMPA, and Polar Air, and on the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair, Air France-KLM, and recently Emirates Airlines.

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

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments, and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, Lan Cargo offers special, value-added products such as Positive Flight Specific or FS, which enables the customer to choose a specific passenger flight to transport its goods. During 2010 we also launched the first phase of a new revenue management project aimed at optimizing yields. In 2011, we obtained the first benefits of a better capacity and overbooking administration, and better pricing practices.

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

On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of December 31, 2012, the pending amount to be paid during the next four years is approximately US$54 million and has been recorded within “Other Accounts Payable.”

On November 9, 2010 the EC imposed fines to 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against Lan Cargo and its parent company, LAN Airlines, totaled €8.2 million (equivalent to approximately US$10.9 million). The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. This was the lowest fine applied by the EC, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by Lan Cargo and Lan Airlines to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

As of December 31, 2010 the Company recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses).

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On May 11, 2011, Lan Cargo announced that it had reached a settlement agreement with the class action plaintiffs in relation to this litigation. As per the settlement agreement, Lan Cargo agreed to pay US$59.7 million. Furthermore, ABSA also reached a settlement agreement with class action plaintiffs and agreed to pay US$6.3 million. The amounts were paid to plaintiffs’ counsel escrow account in 2011.

In February 2006 the Canadian Competition Bureau (“CCB”), in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets. Given the current stage of the proceeding, it is not possible at this time to anticipate with any precision the outcome of the investigation. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines in Canada. . On January 31, 2012, the respective Board of Directors of Lan Airlines and Lan Cargo approved a settlement agreement with the class actions plaintiffs. As per the settlement agreement, Lan Airlines and Lan Cargo agreed to pay the amount of CAD$700,000 (Canadian Dollars). The settlement agreement and payment are pending court approval.

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

Fleet

General

As of February 29, 2012, we operated a fleet of 150 aircraft, comprised of 136 passenger aircraft and 14 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of lease remaining (years)	Average age (years)
	Total	Owned(1)	Operating Lease

Passenger aircraft
Airbus A318-100	10	10	—	—	3.7
Airbus A319-100	25	25	—	—	4.6
Airbus A320-200	42	33	9	5.4	4.7
Boeing 737-700	9	0	9	1.6	9.4
Dash 8-200	10	0	10	3.6	14.6
Dash 8-400	4	0	4	8.4	5.8
Boeing 767-700	31	21	10	2.1	8.6
Airbus A340-300	5	4	1	0.89	11.7
Total passenger aircraft	136	93	40	3.6	6.8

Cargo aircraft
Boeing 767-300 Freighter	12	8	4	4.0	8.4
Boeing 777-200 Freighter	2	0	2	5.1	2.8
Total cargo aircraft	14	8	6	4.4	7.6

Total fleet(2)	150	101	49	3.7	6.9

(1)	Aircraft included within property, plant and equipment.
(2)	Does not include one Boeing 767-200 passenger aircraft leased to Aeromexico.

LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft during 2011, five during 2012 and five during 2013.

The daily average hourly utilization rates of our aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2011	2010	2009	2008
	(measured in hours)
Passenger aircraft
Airbus A340-300	14.2	14.6	14.5	14.6
Boeing 767-300 ER	12.8	13.5	13.2	13.6
Airbus A320-Family Aircraft	9.5	10.8	10.3	10.4

Cargo aircraft
Boeing 767-300 Freighter	14.8	15.4	14.7	16.7
Boeing 777-200 Freighter	14.3	14.2	10.6	—

We operate different aircraft types as we perform various different missions ranging from short-haul domestic trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights we operate the Airbus A320-Family aircraft and, since the acquisition of Aires (rebranded as LAN Colombia in 2011), we also operate the Boeing 737-700 aircraft, the Dash 8-200 aircraft, and the Dash 8-400 aircraft. The Airbus A320 Family that we currently operate has been incorporated into our fleet pursuant to operating leases or have been purchased directly from Airbus pursuant to various purchase agreements since 1999. The last purchase was made in June 2011, where we ordered 20 A320 NEO aircraft. Consequently, as of February 29, 2012 we had outstanding orders for seven Airbus A319 aircraft, 52 Airbus A320 aircraft, 10 Airbus A321 aircraft for delivery between 2012 and 2016 and 20 Airbus A320 NEO aircraft for delivery between 2017 and 2018. Our purchase contracts with Airbus provide for some flexibility with regard to future changes in aircraft types and delivery dates. We believe that our fleet of A320-Family Aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

For long-haul passenger and cargo flights we operate the Airbus A340-300 aircraft, the Boeing 767-300 passenger and cargo aircraft and Boeing 777 Freighter aircraft. The Boeing 767-300 aircraft’s size and range provides an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The Boeing 767-300 aircraft that we currently operate have been incorporated into our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. As of February 29, 2012 we had outstanding orders for 13 Boeing 767-300 aircraft. We also operate five Airbus A340-300 aircraft for long-haul routes. Given their range and four-engine configuration, these aircraft are well suited to perform trans-Atlantic and trans-Pacific missions out of Santiago. In the future, we will operate Boeing 787 aircraft for our long-haul fleet, for which we have placed 26 orders and committed six operating leases. We expect to receive our first Boeing 787 in 2012. For our cargo operations, we operate 12 Boeing 767 freighter and 2 Boeing 777 freighter. We expect to receive two Boeing 777 freighter aircraft during 2012. For more information, see “Item 10. Additional Information—Material Contracts”.

During the first quarter of 2009, we initiated the process of incorporation of winglets, advanced technology devices, in all our passenger and Freighter Boeing 767-300 aircraft. Winglets are placed on the wings of an aircraft causing an approximate 5% reduction in fuel consumption. The total investment in this project amounts to approximately US$100 million. As of February 29, 2012, 43 aircraft have been modified and US$76 million of the total investment has been disbursed. We expect to continue with the implementation of this project during 2012 as we continue to receive Boeing 767s.

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

This new US$920 million facility is similar to the previous one as there are separate loans drawn in connection with the specific financing requirements of each Airbus aircraft and is also based on support guarantees from the European Export Credit Agencies namely Compagnie Francaise d’Assurance pour le Commerce Exterieur (Coface), Euler Hermes Kreditversicherungs-AG (Euler Hermes) and the Secretary of State of Her Britannic Majesty’s Government acting by the Export Credits Guarantee Department (ECGD). Under this financing package LAN incorporated into its fleet Airbus aircraft through financial leases. The facility covered 85.0% of the purchase price of each aircraft plus the associated export credit agencies premium. The remaining 15.0% was funded directly by the Company. There is no remaining drawdown availability under this facility.

Between 2004 and 2006, LAN ordered 15 Boeing 767-300 passenger aircraft and freighters for delivery between 2005 and 2008. In 2004 the Company structured a new syndicated facility for US$260 million to finance the entire cost of the two Boeing 767-300 freighters delivered in 2005 and the first Boeing 767-300 passenger aircraft delivered in 2006. In 2005, LAN finalized the syndicated facility to fund the purchase of four Boeing 767-300 passenger and freighter aircraft for delivery in 2006. Between 2005 and 2006, LAN also finalized two additional syndicated facilities to fund the purchase of the remaining eight Boeing 767-300 Passenger aircraft. Three of these aircraft were delivered in 2007, and five were delivered in 2008. Each loan with respect to these aircraft is guaranteed by the Export-Import Bank of the United States (“Ex-Im Bank”) with a twelve-year profile for the financing of 85.0% of the aircraft value.

In June 12, 2005, LAN finished the payments with respect to a Boeing 767-200 aircraft that was held under a financial lease. This aircraft was subleased to a third party at market rate until December 2011. As of February 29, 2012, the aforementioned aircraft was in process of being returned by the third party to LAN.

In 2006, LAN also ordered three additional Boeing 767-300 passenger aircraft for delivery between 2009 and 2010. The first aircraft, which was delivered in November 2009, was financed through the issuance of an Ex-Im-Bank guaranteed bond and through LAN’s own funds (85.0% and 15.0%, respectively). The remaining two aircraft were financed through a new Ex-Im Bank guaranteed facility and through LAN’s own funds (85.0% and 15.0%, respectively).

In April 2007, LAN entered into two lease agreements with GE Commercial Aviation Services for the lease of two Boeing 777-200LR freighters, for delivery in 2009. In October 2007, we signed a purchase agreement with the Boeing Company for two additional Boeing 777-200LR freighters to be delivered in 2011 and 2012. In March 2010, LAN and the Boeing Company agreed to switch the first Boeing 777-200LR freighter for two Boeing 767-300 passenger aircraft to be delivered in 2011.

In the second half of 2007, the Company decided to acquire thirty-two new Boeing 787 Dreamliner aircraft with deliveries initially scheduled between 2011 and 2016. The Company entered into a purchase agreement with the Boeing Company for 26 of these aircraft and entered into a leasing agreement with the International Lease Finance Corporation for the remaining six aircraft.

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

During 2008, LAN decided to exercise 15 options to acquire A320-Family Aircraft. Six of these aircraft were delivered in 2010 and the remaining nine were delivered in 2011. In March 2010, LAN entered into a credit facility to finance the entire pre-delivery payments attached to these 15 aircraft. In April 2010, LAN entered into an agreement to finance the purchase of these 15 aircraft partially guaranteed by the European Export Credit Agencies and partially through its own funds (85.0% and 15.0%, respectively).

In the third quarter of 2010, LAN entered into three lease agreements with GE Commercial Aviation Services for the six year lease of Boeing 767-300 Freighters already delivered in November 2010, December 2010 and January 2011.

In December 2009, LAN entered into a purchase agreement with Airbus for 30 aircraft of the A320 family to be delivered between 2011 and 2014.

In July 2010, LAN entered into a purchase agreement with Airbus for an additional 50 aircraft of the A320 family to be delivered between 2012 and 2016.

In September 2010, LAN entered into two new six-year operating lease agreements with AerCap for 2 A320 aircraft for our operations in Colombia.

In January 2011, LAN entered into a seven-year lease agreement with the Bank of China Aviation Pte. Ltd. for one A320 aircraft.

In February, 2011, LAN increased its long haul aircraft orders by three Boeing 767-300 passenger aircraft with deliveries in the second half of 2012. In May 2011, LAN ordered five additional Boeing 767-300 passenger aircraft to be delivered between the last quarter of 2012 and the third quarter of 2013.

In June 2011, LAN signed a purchase agreement with Airbus for 20 A320 of the NEO Aircraft family, from which 10 of them are expected to be delivered in 2017 and the other half in 2018.

As of February 29, 2012, and as a result of the aircraft purchase agreements entered into with Airbus in 2009, 2010 and 2011, LAN has 89 Airbus passenger aircraft of the A320 family expected to be delivered between 2012 and 2018.

During the last quarter of 2011, LAN signed a purchase agreement for two Boeing 767-300 passenger aircraft with deliveries in the third and fourth quarter of 2012.

Regarding our Boeing fleet, nine Boeing 767-300 passenger aircraft are expected to be delivered in 2012 and four in 2013. We expect 32 Boeing 787-8/9 passenger aircraft to be delivered between 2012 and 2018 and two Boeing 777-freighter to be delivered in 2012.

As of February 29, 2012, we held 49 aircraft under operating leases compared to 46 as of February 29, 2011. Twenty three of these aircraft are related to Lan Colombia domestic operations which consist of 9 Boeing 737-700, 10 Dash 8-200 and 4 Dash 8-400 aircraft. Under the terms of our operating leases, we are required to return the aircraft in an agreed upon condition at the end of the lease. Although the title to the aircraft remains with the lessor, we are responsible during the lease term for the maintenance, servicing, insurance, repair and overhaul of the aircraft.

As of December 31, 2011, aggregate future minimum lease payments required under our aircraft operating leases were US$705 million. Our operating leases have terms ranging from three months to twelve years from the date of delivery of the aircraft. For more information, see Note 2.21 to our audited consolidated financial statements. For more information on our expected future capital expenditures in connection with aircraft purchases see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

Maintenance

Our heavy maintenance, line maintenance and component shop are equipped to service our entire fleet of Airbus, Boeing and Bombardier aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

LAN facilities at Comodoro Arturo Merino Benítez International Airport in Santiago, Chile are among the most extensive in Latin America and have been certified according to IOSA standards and as a FAA approved repair station. Our hangars and components shops at our Santiago repair station can service the Boeing 767, Boeing 777, Airbus 340 and Airbus 320 Family Aircraft fleet, as well as designing and manufacturing galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment, and blended winglets in the Boeing 767 fleet. LAN facilities at El Dorado International Airport in Bogotá, Colombia can service the Boeing 737 and the Dash 8 Q200 - Q400 fleet.

Our engineering and maintenance division is supervised by the local DGAC and it is subjected to several recurrent external audits from civil aviation authorities and international entities such as the FAA, the Argentine Dirección Nacional de Aeronavegabilidad (the National Directorate of Airworthiness) (“DNA”), the Brazilian Agencia Nacional de Aviacao Civil (“ANAC”), the Ecuadorian Dirección General de Aeronáutica Civil (“DGAC Ecuador”), the Peruvian Dirección General de Aeronáutica Civil (“DGAC Peru”), the Colombian Unidad Administrativa Especial de Aeronáutica Civil (the UAEAC), the International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), in order to strictly comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals.

We also rely on third parties for certain maintenance support for our aircraft and engines. Lufthansa Technik provides our Airbus A320-Family Aircraft and A340 Aircraft component support on a power-by-the-hour basis under a long-term contract, which runs until 2019. International Aero Engines and CFM International provides the A320 and A319 engine support on a power-by-the-hour contract, which runs for twelve years once each engine is received. Pratt and Whitney provides the A318 engine support on a power-by-the-hour basis contract, which runs for ten years once an engine is received. General Electric provides the maintenance of our Airbus A340 engines under a similar contract, which runs for twelve years once an engine is received. In addition, General Electric provides for the maintenance of most of our Boeing 767 engines under a contract effective until 2013. Third parties also provide certain additional engine maintenance services. Air France-KLM, which services have been contracted until 2015, provides the maintenance of our Boeing 777 engines and components and to our Boeing 767-300 components.

We occasionally perform certain maintenance services for other airlines.

Our aircraft maintenance personnel participates in extensive training programs at the jointly operated Lufthansa LAN Technical Training S.A., located in Santiago, Chile.

In 2011, LAN continued implementing the management system known as LEAN in an effort to increase efficiency throughout its maintenance network. The adoption of this system constituted a redesigning of processes which detect problems during aircraft maintenance and offer a solution. The foregoing renders the daily tasks and processes carried out within the Company more efficient. Internationally, the LEAN system has been defined as a methodology for achieving excellence and continuous improvement. It seeks to eliminate activities that do not add value to processes, and suppressing those activities that are superfluous, thereby allowing companies to reduce costs, improve processes and increase customer satisfaction.

During the last year, LAN continued to benefit from the implementation of LEAN in heavy and line maintenance. Heavy maintenance is performed approximately every 12–18 months or a specific amount of actual flight hours as defined by the manufacturer, while line maintenance is performed on a daily basis. In 2011, we achieved approximately a 30.0% reduction in the time an aircraft remains in the hangar. Moreover, we achieved a 30.0% to 50.0% reduction in the time for some of the most demanding tasks in line maintenance and a 15.0% increase on workers’ productivity. Other benefits of LEAN include a reduction of approximately 64.0% in labor accidents in heavy maintenance areas, a reduction of 80.0% on delays deliveries of aircraft from programmed maintenance, and a considerable improvement on dispatch reliability. Furthermore, by establishing clear roles, challenges and achievements, the implementation of LEAN has had an important benefit in terms of employee motivation.

Safety and Security Corporate Direction

The Safety and Security Corporate Direction (“SSCD”) is an internal division in charge of the management of safety and security matters related to flight operations, operative and administrative buildings, organization and coordination of emergency response matters, safety and security audits and safety and occupational health.

The SSCD reports directly to LAN’s Chief Executive Officer (“CEO”), which reflects the firm commitment that the Company’s senior management has with its employees. The SSCD is comprised of five independent reporting management areas: safety management, security management, emergency response management, Safety & Security Audit management and Safety and Occupational Health Management.

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

The main safety programs, elements and procedures include:

•

Flight Operations Quality Assurance (“FOQA”). Since the end of 2002, LAN has been implementing a Flight Data Monitoring (“FDM”) program using two different analysis programs. The FDM program is fully developed for the A320-Family Aircraft, A340, Boeing B767, and B777 fleet. The statistical information obtained has produced standard operational procedure changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

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

•

Quality Assurance and IOSA and ISAGO Certification Programs. Our flight and maintenance safety areas have a quality assurance system. Our safety management system is based on the ISO 9001-2000 standards. We also periodically evaluate the skills, experience and safety records of our flight crews in order to maintain strict control over the quality of our flight crews. All of our aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. LAN Airlines and passenger and cargo subsidiaries are IOSA registered. We also have ISAGO certification for LAN, LAN Argentina and LAN Ecuador.

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

Each of the five areas is subdivided in internal investigations, fraud, training, cargo and passengers’ security, security of facilities and quality control.

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

Functions and Responsibilities

•	Administration of Internal Evaluation Program by conducting organization-wide audits in all operational areas.

•	Advise to senior management regarding the fulfillment of IOSA and ISAGO standards.

•	Report to senior management the status of the SMS and Corporate Quality Management Area.

•	Coordination of the implementation of the IOSA and ISAGO external audits with the Audit Organization.

•	Participation in the ISAGO IATA Audit Pool.

•	Creation of guidelines for the quality assurance of the operational areas of Lan Airlines, Lan Express and Lan Cargo, and quality coordinators of the LAN subsidiaries.

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

The forgoing objectives are satisfied through a dedicated team of professionals (engineers, doctors, risk prevention experts and paramedics), who constantly develop activities aimed at protecting LAN employees.

Functions and Responsibilities

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

Fuel Supplies

Fuel costs comprise the single largest category of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2011, the foregoing trend was affected by geopolitical instability in the Middle East and the total fuel costs represented 33.8% of our total operating expenses. The into-wing (fuel price plus taxes and transportation costs) 2011 average final price was US$3.11 per gallon, representing a 34.2% increase from the 2010 average. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices”.

The following table details our consolidated fuel consumption and operating costs (which exclude fuel costs related to charter operations in which fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31,
	2011	2010	2009
Fuel consumption (thousands of gallons)	562,346.0	501,098.2	452,708.5
ATKs (millions)	10,056.1	8,968.8	7,811.8
Fuel consumption (thousands of gallons) per ATKs (millions)	55.9	55.9	58.0
Total fuel costs (US$ thousands)	1,750,052	1,161,927	959,608
Cost per gallon (US$)	3.11	2.32	2.12
Total fuel costs as a percentage of total operating costs	33.79%	29.79%	29.80%

We have entered into fuel contracts to serve operations to more than sixty international and domestic destinations around the world. Contractual terms and conditions vary for each location depending on market conditions, logistics network, volume, economic and political factors, among others. In 2010, approximately 24.7% of our total fuel consumption was originated in Chile where we maintain a long-term commercial relationship with a joint venture between Air BP and Copec, and where we have entered into specific supply contracts with Petrobras Aviation and Enex Aviation. We have more than twenty additional suppliers in our network such as Repsol YPF, Cepsa, Petroperu, Chevron, Air Total, Q8 Aviation and Exxon Mobil. In our secondary hubs we have the following fuel suppliers: WFS (Miami), Exxon Mobil and Petroperu (Lima), Exxon Mobil, Repsol YPF and Shell (Buenos Aires) and PetroEcuador (Guayaquil).

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

We have VIP lounges at the Comodoro Arturo Merino Benítez International Airport. The 7,500 square feet Neruda lounge, which represented an investment of approximately US$550,000 in 2001, has been widely acclaimed. In 2005, Latin Trade magazine selected it as the “Best Airline Lounge” in Latin America. In the same airport we also have the 4,300 square feet Mistral lounge.

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

The development of the new building for the facilities of Andes Airports Services (“Andes,” which performs ground handling services) is in process which is scheduled to be delivered during the second half of 2012.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities. In 2011, LAN generated other revenues of US$132.8 million from ancillary activities.

Our total revenue from aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights amounted to US$12.7 million in 2011.

On January 25, 2011 Lan Cargo S.A. and Inversiones Lan S.A., subsidiaries of LAN Airlines, signed a promise to sell to Bethia S.A. (“Bethia”) 100% of the capital in the LAN subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A. (together referred to as “Blue Express”), companies engaged in ground courier services, operating brands and certain computer programs.

The price stated in the promissory contract was US$54 million subject to any adjustments that might arise as a result of a due diligence to be conducted by Bethia. The transaction closed on April 6, 2011, with the execution by Lan Cargo S.A. e Inversiones Lan S.A. as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA (subsidiaries of Bethia) as purchasers, of the respective contracts for the sale of 100% of the social capital of Blue Express in the terms agreed in the purchase promise. The final sale value of Blue Express was US$53.5 million. Since Blue Express’ book value was US$9.1 million, the sale generated a non-operational profit of approximately US$44.5 million, which was reflected on LAN’s 2011 results.

As a consequence of the sale of Blue Express in 2011, the Company’s courier business revenues fell from US$36.8 million in 2010 to US$11.0 million in 2011.

During 2011, we had revenues of US$44.0 million from tours and US$16.9 million for duty-free in-flight sales. The balance of our operating revenues, US$48.3 million in 2011, was generated by maintenance, storage and customs, handling and others.

Insurance

We carry hull insurance that includes, among other coverage, “all risk,” war and allied risks, spares and liability for passengers, cargo, mail, baggage and third parties. We renew our insurance coverage yearly, and are subject to deductibles that vary depending on the coverage type and the loss type. Our deductibles are US$1,250 for loss or damage per occurrence associated with passengers’ baggage liabilities, US$10,000 per occurrence for loss or damage associated with cargo liabilities and between US$500,000 and US$1.0 million per occurrence for hull “all risk” insurance (depending on the aircraft type). Additionally, we have hull deductible coverage to reduce the net hull deductible to US$100,000 per occurrence (aircraft and/or engine).

Since December 2006, we have negotiated common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, together with British Airways, Aer Lingus and their affiliates and franchises which allows us to obtain premium reductions and coverage improvements. In April 2011, Iberia, Air Nostrum and Vueling also joined to such group.

Our insurance coverage has a one-year term starting in April of each year. The aggregate cost of our insurance coverage for the 2011 calendar year was US$16.3 million, excluding insurance relating to Aires, which represents a 4.6% increase in insurance expenses and a 17.2% decrease in average insurance rates compared to the 2010 calendar year.

Aires was covered under a separate insurance policy until October 1, 2011, when it was integrated under LAN’s policy. Its annual cost was US$7.9 million (US$7.3 million from January to October and US$0.6 million from October to December).

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

Basic Infrastructure Operation

Since early 2010, we have outsourced our IT infrastructure with Accenture and IBM worldwide. During 2011 IBM managed the data center and Accenture handled our desktop equipment. In 2012 we will change the manager of our data center from IBM to HP. This outsourcing allows us to:

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

Development and Maintenance System

With respect to new development needs, our first choice is to acquire existing packaged software, but we outsource this service when such software is not available in the market. Since early 2007, we have outsourced our IT system development to three principal vendors: TATA Consultancy Services, Everis, Accenture and Indra. Thanks to this outsourcing initiative, we have achieved:

•	a decrease in project delays;

•	an increase in systems reliability; and

•	a shift in the efforts of the internal IT department to a more business oriented perspective.

New initiatives

We are implementing a new host (“Host”). A Host change is one of the most important decisions for the passenger business division in an airline in terms of process and technology. It consists in replacing the PSS, or Passenger Service System, that contains the reservation, inventory and departure control systems of an airline. This decision permits the understanding of the software from an aviation industry provider in ASP mode, adherence to standard processes and best industry practices and the integration of multiple legacy applications that complement the needs of the processes model for the airline business. For LAN, the Host change implies going from two suppliers (Amadeus and Resiber) currently covering the role of the complete PSS, to a single supplier (Sabre). This project represents an investment of approximately US$79.4 million, and is expected to provide immediate savings of 75% per passenger in reservation transaction costs and is estimated to be in place during June 2012.

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

We are also buying new airplanes, namely, Boeing 787 aircraft. The Boeing 787 Dreamliner is Boeing’s most fuel-efficient aircraft and is the world’s first e-Enabled commercial airplane.

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

Chile

Aeronautical Regulation

Both the DGAC and the JAC oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC establishes the main commercial policies for the aviation industry in Chile, regulates the assignment of international routes, and the compliance with certain insurance requirements, and the DGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

Route Rights

Domestic Routes. Chilean airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced steps towards unilaterally opening the Chilean domestic skies in the near term.

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

Airfare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “–Antitrust Regulation” below. Airlines may file complaints before the Antitrust Court with respect to monopolistic or other pricing practices by other airlines that violate Chile’s antitrust laws. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance.

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

•

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

Safety. The DGAC requires that all aircraft operated by Chilean airlines be registered either with the DGAC or with an equivalent supervisory body in a country other than Chile. All aircraft must have a valid certificate of airworthiness issued by either the DGAC or an equivalent non-Chilean supervisory entity. In addition, the DGAC will not issue maintenance permits to a Chilean airline until the DGAC has assessed the airline’s maintenance capabilities. The DGAC renews maintenance permits annually, and has approved our maintenance operations. Only DGAC-certified maintenance facilities or facilities certified by an equivalent non-Chilean supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Chilean airlines. Aircraft maintenance personnel at such facilities must also be certified either by the DGAC or an equivalent non-Chilean supervisory body before assuming any aircraft maintenance positions.

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

Aeronautical Regulation

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

Aeronautical Regulation

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

Route Rights

Domestic Routes. Peruvian airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes and to comply with the technical requirements established by the PDGAC. Non-Peruvian airlines are not permitted to provide domestic air service between destinations in Peru.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency the PDGAC awards it through a public auction for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route, although that has never happened in practice.

Airfare Pricing Policy. Peruvian airlines are permitted to establish their own domestic and international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. For more information, see “–Antitrust Regulation” below. Airlines or other interested parties may file complaints before the Institute for Protection of Fair Competition and Consumer Rights (“Indecopi”) with respect to monopolistic or other pricing practices by other airlines that violate Peru’s antitrust laws.

Registration of Aircraft. Aircraft registration in Peru is governed by the Peruvian Civil Aviation Law. In order to own and register a Peruvian aircraft, the following conditions shall apply:

•	In case of a natural person, the owner shall be a Peruvian citizen; or in case of a foreign person, the owner shall be permanently domiciled in Peru; or

•

In case of a legal entity, it shall be incorporated in and having its domicile and principal place of business in Peru among other requirements established in article 47 of the Peruvian Civil Aviation Law.

•

Aircraft owned by non-Peruvians citizens or entities with domicile in Peru may also be registered in Peru but only if the aircraft is used for general, not commercial aviation. Registration of any aircraft can be cancelled if it is not in compliance with the requirements for registration mentioned above and, in particular, if the aircraft does not comply with any applicable safety requirements specified by the PDGAC.

Safety. Peruvian law allows the use of aircraft that are registered either with the PDGAC or with an equivalent supervisory body in a country other than Peru. All aircraft must have a valid certificate of airworthiness issued by either the PDGAC or an equivalent non-Peruvian supervisory entity. In addition, the PDGAC will issue maintenance permits to a Peruvian airline as long as the PDGAC has assessed the airline’s maintenance capabilities. The PDGAC has approved our maintenance operations. Only PDGAC-certified maintenance facilities or facilities certified by an equivalent non-Peruvian supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Peruvian airlines. Aircraft maintenance personnel at such facilities must also be certified either by the PDGAC or an equivalent non-Peruvian supervisory body before be appointed to any aircraft maintenance positions.

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

Environmental and Noise Regulation. There are no specific material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise materially affect us in Peru, except for environmental laws and regulations of general applicability. There are noise restriction regulations currently applicable to aircraft in Peru. LAN’s fleet complies with the proposed restrictions so they do not impose a material burden on us.

Ecuador

Aeronautical Regulation

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

Airfare Pricing Policy. On October 13, 2011, The Statutory Law of Regulation and Control of the Market Power was passed with a purpose to avoid, prevent, correct, eliminate and sanction the abuse of economic operators with market power, as well as to sanction restrictive, disloyal and agreements involving collusive practices. This Law creates a new public entity as the maximum authority of application and establishes the procedures of investigation and the applicable sanctions, which are severe. Rates are not regulated and are subject only to registration. In general, bilateral treaties regarding air transportation provide for airfares to be regulated by the regulation of the country of origin.

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

United States of America

Aeronautical Regulation

Operations to and from the United States by non-U.S. airlines, such as Lan Airlines, are subject to Title 49 of the U.S. Code, under which the Department of Transportation (“DOT”) and the FAA exercise regulatory authority. The DOT has jurisdiction over international aviation in connection with the United States, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. The U.S. DOJ also has jurisdiction over airline competition matters under the U.S. federal antitrust laws. Flight operations between Chile and the United States by airlines licensed by either country are governed generally by the open skies air transport agreement that Chile and the United States signed in October 1997. Under the open skies agreement, there are no restrictions on the number of destinations or flights that either a U.S. or a Chilean airline may operate between the two countries or on the number of U.S. and Chilean airlines that may operate.

Authorizations and Licenses

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

Certain Regulatory Authorizations in Connection with Strategic Alliances

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

Brazil

Aeronautical Regulation

The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Civil Aviation Secretary, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing it activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control) (“DECEA”), which is a public secretary also subordinated to the Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially.

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

Route Rights

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

Aeronautical Regulation

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

Route Rights

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

Airfare Pricing Policy. Since July 2007, as stated in resolution 3299 of the Aeronautical Civil entity, bottom level airfares for both international and domestic transportation were eliminated. Under resolution 904 issued in February 2012, the Aeronautical Civil entity decided to liberalize the obligation of charging a fuel surcharge for both domestic and international transportation of passengers and cargo. As of April 1, 2012, air carriers may now freely decide whether or not to charge a fuel surcharge. In the case that it is charged, the fuel surcharge must be part of the fare, but may be informed separately on the tickets, advertising or other methods of marketing used by the company.

In the same line, beginning on April 1, 2012 there will no longer be any restriction on top level fares published by the airlines or with respect to the obligations for air carriers to report to the Aeronautical civil entity the fares and conditions the day after being published.

Administrative fares are not subject to any changes and its charge is an obligation for the transport of passengers under Aeronautical Civil Regulations.

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

For more recent information regarding regulatory proceedings see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings”.

C. ORGANIZATIONAL STRUCTURE

LAN is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by Lan Airlines and also by a number of different subsidiaries. As of February 29, 2012, in the passenger business we operated through six main airlines: Lan Airlines, Transporte Aéreo S.A. (which does business under the name “Lan Express”), Lan Perú S.A. (“Lan Peru”), Aerolane Líneas Aéreas Nacionales del Ecuador S.A. (“Lan Ecuador”), Lan Argentina S.A. (“Lan Argentina,” previously Aero 2000 S.A.) and Lan Colombia S.A. (“Lan Colombia”) previously denominated Aerovías de Integración Regional, Aires S.A. (“Aires”).

In the passenger business we market our sales primarily under the “LAN” brand”. As of February 29, 2012 we held a 99.90% stake in Lan Express through direct and indirect interests, a 69.98% stake in Lan Peru through direct and indirect interests, a 71.95% indirect stake in Lan Ecuador, a 94.99% indirect stake in Lan Argentina and a 98.21% indirect stake in Lan Colombia.

Our cargo operations are carried out by a number of companies, including Lan Airlines and Lan Cargo. Lan Airlines and Lan Cargo are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”), in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”), in Brazil and Linea Aérea Carguera de Colombia S.A. (“Lanco”), in Colombia. As of February 29, 2012, we held a 69.08% stake in MasAir through direct and indirect participations, a 73.26% stake in ABSA through direct and indirect participations, and a 89.90% stake in LANCO through direct and indirect participations. In the cargo business, we market ourselves primarily under the Lan Cargo brand.

In addition to our air transportation activities, we provide a series of ancillary services. We offer handling services, courier services and logistics, small package and express door-to-door services through Lan Airlines and various subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

Headquarters

Our main facilities are located on approximately five acres of land that we own near the Comodoro Arturo Merino Benítez International Airport. The complex includes approximately 150,695 square feet of office space, 32,292 square feet of conference space and training facilities, 9,688 square feet of dining facilities and mock-up cabins used for crew instruction. In 2004, we adapted part of this building to meet our expanding training needs. This process included developing new rooms for technical instruction, in-flight and airport services.

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we initially occupied a total of four floors owned by LAN. In the first half of 2005 we added three more floors to accommodate our growth requirements. These floors are also owned by LAN. In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 18,298 square feet), where some of LAN staff moved in February 2008. We have leased these additional floors since 2007, under a 5-year lease at a rate of approximately US$46,400 per month. In 2009, to respond to the Company’s growth, LAN leased two additional floors in this building (totaling 12,917 square feet). We have leased these additional floors since 2009, under a 3-year lease at a rate of approximately US$26,800 per month. In 2010, new offices were leased east of Santiago to allow for Company growth and to implement projects such as “Host,” which involves changing our system of reservations, sales, inventory and passenger check-in. We have leased these additional offices since 2010, under a 4-year lease at a rate of approximately US$35,000 per month. These additional offices add a total of 19,913 square feet to LAN’s property.

Furthermore, during 2011 we added to our facilities a new 11,840 square feet floor at the Arrau Building located in Santiago, Chile, which we lease for the new facilities of LAN Cargo. We have leased this floor since 2011, under a 3-year lease at a rate of approximately US$29,600 per month.

Maintenance Base

Our 877,258 square feet maintenance base is located on a site that we own inside the grounds of the Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a five-floor, 53,820 square feet office building plus a 10,000 square feet office and workshop space. This facility is certified by several civil aviation authorities, including the United States’ FAA. As such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. In 2005, we finalized the construction of an additional hangar, as well as 75,000 square feet of aircraft parking space, for US$2.1 million. During 2006 we started a new investment plan at this facility that included building 64,580 square feet of additional aircraft parking space, a new 15,340 square feet building for offices and maintenance shops, a new 16,680 square feet engine shop and storage facility, and additional warehousing and external work space. The plan also included the upgrade of some of the current facilities, increasing parking space and building a new access road. Furthermore, in 2006 we completed the construction of an engine workshop with eight workstations and capacity for 36 engines, for a total investment of US$820,000. We also lease from the DGAC 193,750 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. Our lease has a duration of 14 years at a rate of approximately US$42,000 per month.

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

During 2010, LAN remodeled portions of the administrative offices in the Mario Bontempi Building and the Luis Ernesto Videla Building, which are located within the Company’s maintenance base on the ground of the Comodoro Arturo Merino Benitez International Airport.

Miami Facilities

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square feet corporate building, a 380,000 square feet cargo warehouse and a 783,000 square feet aircraft-parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer. We began using these new facilities in September 2001 for our passenger and cargo offices (with the exception of our reservations and ticket offices). We converted 21,528 square feet of the warehouse into fully furnished offices during 2004. The consideration we pay for the use of this space is approximately US$735,000 per month.

During 2009, LAN began the extension of the cooling area in the cargo warehouse. This extension added 30,000 square feet and represented an investment of US$4.0 million. This extension was inaugurated on April 20, 2010.

During 2010, LAN signed a concession agreement with the AMB Property Corporation to add a new cargo warehouse for additional areas for future developments. Our concession has a duration of 5 years at a rate of approximately US$215,000 per month.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of February 29, 2011, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We leased this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business) at a rate of approximately US$18,000 per month. These full-flight simulators were expanded during the second semester of 2011. We own a 661,980-square feet warehouse in Santiago, which includes 91,493 square feet of space for offices and other administrative facilities and 45,000 square feet distribution center. LAN currently leases the property to Blue Express, former subsidiaries of LAN that were sold on April 6, 2011 to Bethia.

In 2004, Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries that operate import customs warehouses, began utilizing an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square feet building was developed in conjunction with two other operators. We have leased these facilities from 2004, under a 9-year lease at a rate of approximately US$200,000 per month.

We have also developed a recreational facility for our employees with Airbus’ support. The facility, denominated “Parque LAN,” is located in land that we own near the Comodoro Arturo Merino Benítez International Airport. Parque LAN includes amenities such as a gymnasium, synthetic fields for multiple uses and swimming pools.

During 2008, we acquired a 43,000 square feet piece of land in Chile, which represented a US$12 million investment, for the purpose of constructing our new corporate building.

During 2008, we acquired a 161,000 square feet piece of land near the Lima airport, which will host new facilities for the Company. Currently, the construction of this building is on-hold. In March 2009, we began the construction of a new maintenance base in Argentina. The project included a new hangar of 26,900 square feet with 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet. This project comprised a US$3.2 million investment and was completed in 2009.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-13 of this annual report.

The summary consolidated annual financial information as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

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

Approximately 98% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from tour operator services, aircraft leases, on-board sales, third-party maintenance, ground handling, customs and storage brokerage operations and the divested courier unit which was sold in April 2011.

Our operating environment in 2011 was marked by continued growth in both cargo and passenger operations compared with 2010, coupled with fuel price increases which impacted our operating costs and to a lesser extent influenced the increase in yields. The Company demonstrated its ability to manage higher fuel prices through its fuel surcharge policy and financial hedging strategy in addition to tactical capacity adjustments on certain routes. Additionally our operations were impacted by the volcanic ash cloud resulting from the eruption of the Puyehue volcano in the south of Chile that took place from the second quarter 2011 and appeared in a discontinuous manner throughout the remaining part of the year. Costs were also impacted by the consolidation of LAN’s Colombian operations starting in January 2011, and one-time costs related to the startup and turnaround of Aires’ operations, which generated an operating loss of US$51.7 million in 2011.

During 2011, growth in passenger demand was driven by growth in both domestic and international markets in the region. Latin America continues to show strong traffic growth on international and domestic routes, supported by robust economic conditions in LAN’s home markets. Similarly during this period, cargo demand in the region showed solid growth as a result of continued trade activity mainly supported by markets such as Brazil, in which currency appreciation has a positive impact on trade imports. While competition on both passenger and cargo routes has grown gradually since 2006, during this period the growth of import flows to Latin America continued. Weaker cargo markets globally have driven additional competition to South America, especially Brazil, and have also resulted in higher competitive activity within the region. On the other hand, export volumes in Chile have recovered, partly driven by the gradual resurgence of salmon exports. Changes in competitive conditions in specific markets still generate opportunities for us to expand. Certain factors outside of our control, such as fuel prices that have risen consistently since 2002, and reached historically record-high levels in mid-2008, have also generated significant cost pressures. During 2011, fuel prices again increased as compared to 2010.

Our results for the period between 2010 and 2011 reflect our efforts in recent years to expand and diversify our revenue base while maintaining an efficient cost base. We have aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process included continuing the expansion of our domestic passenger operations in Chile, Peru, Argentina and Ecuador and starting passenger operations in Colombia through the purchase of Aires in November 2010. As a result, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows and we have expanded cargo operations within the region and on long haul routes to take advantage of existing opportunities. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented high fuel prices during 2008, the negative effects of the global economic crisis during 2009, and natural disasters such as the earthquake and volcano eruption in Chile during 2010 and 2011, respectively. As a result, net income amounted to US$336.5 million in 2008, US$231.1 million in 2009, US$419.7 million in 2010 and US$320.2 million in 2011.

Our operating results during 2011 evidenced our ability to leverage continued growth opportunities in both cargo and passenger markets, enhancing our leadership position in Latin America and reflecting our ability to face and mitigate impacts of adverse scenarios such as fuel price volatility and natural disasters. Based on our diversified, solid and flexible business model, as well as our consistent track record and solid balance sheet, we are continuously improving the Company’s long-term strategic position by addressing opportunities, strengthening our market presence and increasing competitiveness.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes.

Passenger demand has grown in the last years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2010 and 2011. LAN’s traffic growth during 2011, which reached 15.9%, was also based on a capacity expansion plan driven by the net delivery of eighteen new passenger aircraft during the year plus the incorporation of Colombian operations through the Aires acquisition, which contributed approximately 4.5% to our total capacity measured by ASKs.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. On our international routes, competition gradually increased as both incumbent and new competitors expanded their operations. Nevertheless, we have maintained our market share in most of our international markets since 2005 and have gradually increased our presence in the domestic markets of Chile and Argentina, as well as in international routes. We also initiated domestic operations in Ecuador in April 2009 and in Colombia, through the acquisition of Aires in November 2010. In December 2011 Aires was rebranded as LAN Colombia.

During 2011 the combined yield for the international and domestic passenger businesses increased 11.2%, reflecting the strong demand and increase in fuel surcharges, in line with the increase of WTI prices and the crack spread. The growth rates in traffic and capacity in 2011 included inorganic growth resulting from the inclusion of LAN Colombia’s domestic and international operations, partially offset by the volcanic ash cloud that disrupted air traffic throughout the region.

During 2010 the combined yield for the international and domestic passenger businesses experienced a 6.8% increase, reflecting the recovery and growth in demand experienced in 2010 against 2009 when yields experienced a 16.2% decrease compared with 2008, as a result of the economic crisis that affected passenger demand for air flights in 2009 and a high comparison base in 2008 as fuel surcharges incorporated in the yields drove the increase in fuel prices during that year.

Overall, despite adverse and uncontrollable factors such as fuel prices increase and natural disasters, market conditions on the passenger business provided us with opportunities to advance on our strategic development plans and expand our operations. We addressed these by taking advantage of our integrated business model, efficient operations, continued customer focus, and flexible capacity management. Customer focus has provided a key tool to address competitive challenges as well as to successfully enter new markets.

We also took advantage of our flexibility to adapt capacity quickly in response to demand shocks or market opportunities. We actively manage our capacity by transferring capacity between routes or adding new aircraft when necessary. This enabled us to rapidly respond by adding capacity in the Peruvian domestic market during 2004 and supporting the launch of LAN Argentina’s domestic operations in 2005, as well as launching the latter’s international operations in October 2006, launching domestic operations in Ecuador in April 2009 and launching Colombian domestic operations in November 2010.

These opportunistic actions fit in with our long-term development strategy, which is aimed at consolidating LAN as the preferred carrier in South America. This plan incorporates development of domestic, regional and intercontinental routes in the markets we serve. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to operations to the South Pacific, Europe and the United States, as well as to specific regional routes. We also shifted capacity among our routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to our itineraries were also implemented in order to improve connectivity between our operations and those of our partners.

During 2011 we experienced a significant operating impact due to the presence of volcanic ash resulting from the eruption of the Puyehue volcano in southern Chile during the month of June. The displacement of ashes periodically affected operations in Argentina, southern Chile and our South Pacific route to Australia and New Zealand. Although the volcanic activity has been reduced, it is highly unpredictable. Our focus during this emergency was to maintain the safety of our operations, resulting in tactical cancellations on the affected routes based on available information. In addition, our commercial policies have focused on providing maximum flexibility for rescheduling flights, in order to avoid an impact on demand. Overall, we estimate a negative impact of US$36.6 million dollars as a result of decreased revenue, passenger compensations and higher fuel costs due to itinerary changes.

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

We have also enhanced our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima. We have launched several routes that enable us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogotá, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007, we began direct service between Lima and Madrid; in 2008, we began service to Medellín, Colombia (with one stop in Quito); and in 2009, we began service from Lima to Cali via Quito and from Lima to Punta Cana, Cancun and Cordoba. Regarding long-haul operations, in July 2010, LAN Peru launched four weekly frequencies between Lima and San Francisco, with connections from Sao Paulo, Santiago and Buenos Aires. During the first half of 2010 the Company implemented various new passenger destinations. We plan to continue growing our operation in Lima by increasing the number of flight frequencies we operate on these routes as we did during 2011 with Miami and Bogota and also by adding new destinations.

•

On May 10, 2010, LAN Argentina launched three daily flights between Santiago and Aeroparque airport in Buenos Aires and in June 2010 it launched services between Aeroparque and Sao Paulo, among others. In December 2011, LAN Argentina’s permits for regional flights from Aeroparque were cancelled by the Argentinean Aeronautical Authority, while the affected flight Buenos Aires – Santiago was reassigned to Ezeiza Airport. In both the Chilean and Peruvian domestic markets, total domestic traffic increased during 2011, driven mainly by the positive macroeconomic scenarios in both markets and by attractive fare structures in line with the model for short-haul operations that we implemented in 2007.

•

Between 2005 and 2011, LAN Argentina increased the number of Argentine domestic destinations from six to fifteen and, based on internal estimates, our market share was approximately 30% as of December 2011.

•

By the end of 2008, Ecuador’s aeronautical authority, CNAC, granted LAN Ecuador permission to operate domestic flights within the country. These operations started in April 2009 with flights between the cities of Quito and Guayaquil. As of December 2011, LAN Ecuador was operating sixty-three flights a week between Guayaquil and Quito, one of the most heavily traveled routes in Latin America, as well as fourteen flights a week from Quito to Cuenca and seven flights a week from Guayaquil to Cuenca. In September 2010, LAN Ecuador launched regular service to the Galapagos Islands, offering a daily flight from both Quito and Guayaquil. Finally, in November 2011, LAN Ecuador incorporated two additional weekly flights to the airport of San Cristobal in the Galapagos Islands. LAN Ecuador had 25.6% market share in the domestic market of Ecuador as of December 2011.

Cargo Operations

Our cargo operations depend on exports from and imports to South America and are, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). The relative size of inbound and outbound flows to a particular market or route is a key element in cargo operations as the unidirectional nature of freight flows requires airlines to create routes that combine origin-destination pairs that feature complementary freight flows. Changes in macroeconomic conditions may lead to major fluctuations in cargo flows to and from Latin America, therefore requiring continuous route and capacity adjustments.

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

During 2009 the Company achieved an important step in regional expansion. Colombia is Latin America’s largest market for exports by air transport to the United States, exporting an estimated 167,000 tons annually. In March 2009, LAN Cargo launched LANCO, after successfully obtaining the necessary operational and technical certification. It launched its services with two latest-generation Boeing 767-300Fs, with a capacity for 54 tons of freight, connecting the cities of Bogotá and Medellin with Miami.

In addition, in March 2009, the Company’s cargo subsidiary in Brazil, ABSA, began operations in the country’s domestic market, with one flight daily - from Monday to Friday - between the cities of Sao Paulo and Manaus. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tons. This route accounts for a large part of Brazil’s airfreight traffic. Manaus is the country’s fourth largest city in terms of GDP, with a large number of companies, principally in the electronics sector, in its industrial pole. The special tax incentives offered by the Amazon capital of Manaus as part of efforts to promote the area’s development, make it an attractive alternative for exporter and importer clients. During 2010, the Company opened a route between Sao Paulo and Fortaleza and Sao Paulo and Recife. During 2011 the Company added a route between Sao Paulo, Belem and Manaus.

Regarding the cargo fleet, during 2012, the Company expects delivery of 2 Boeing 777F freighter aircraft during the second half of the year.

As the economy started to recover at the end of 2009, and continuing through 2010 and 2011, LAN was able to take advantage of the new capacity and growth opportunities in various markets; as a result, the cargo business played an important role in driving LAN’s revenue growth in 2010 and 2011.

Cargo traffic increased 11.5% between 2010 and 2011, from 3,239 million in cargo revenue ton kilometers in 2010 to 3,612 million cargo revenue ton kilometers in 2011. This improvement was positive compared to the 0.8% decrease experienced by the international air cargo industry, while the Latin-American cargo segment experienced a 1.5% growth. The Company increased its capacity by approximately 12.4%, resulting in a 0.5 point decrease in its load factor to 69.6%. The increase in capacity was mainly driven by LAN’s incorporation of two new Boeing 767-300F freighters in December 2010 and January 2011. These aircraft were assigned to boost growth in the Latin American, United States West Coast and Mexican markets, as well as by higher utilization of the freighter fleet. LAN Cargo transported 875 thousand tons of freight in 2011, an increase of 12.2% as compared to 2010.

In 2011, LAN’s cargo revenues rose in 23.1% to US$1.577 million, representing 27.6% of the Company’s total annual revenues. The growth in revenues also reflects the 10.4% increase in cargo yields that year.

Cost Structure

LAN’s costs are generally driven by the size of our operations, fuel prices, fleet costs and exchange rates.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices and exchange rates. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. For more information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices”. Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in pesos, appreciation of the peso against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect our results. However, this cost pressure is mitigated by the partial natural hedge between the currencies of denomination of our total operating revenues and expenses.

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

During 2011, LAN’s operating costs increased in 35.4%, mainly impacted by an increase of 28.8% in fuel prices which led to US$588.1 million in increased fuel expenses and contributed to a 18.0% increase in cost per ATK (a key industry metric). Excluding fuel costs, the increase in cost per ATK over this period was 10.6%. In addition, the Company recognized a US$39.9 million fuel hedge gain compared to a US$1.0 million fuel hedge gain in 2010.

Apart from higher expenditure on fuel, the Company paid higher wages and salaries due to a higher average headcount that is in-line with the Company’s operational expansion, and the impact of the appreciation of Latin American currencies in 2011.

We have launched various efficiency-related initiatives aimed at reducing fuel consumption and increasingly incorporating efficient aircraft into the fleet.

Higher aircraft utilization has been an important source of improved efficiency. Our long-haul passenger and cargo aircraft are used, on average, over 13.0 hours per day (Boeing 767-300 12.8 hrs per day and Airbus A340 14.2 hours per day). Our utilization strategy in 2011 was mostly designed in concert with the addition of new routes to our network, which enabled us to leverage our human and physical assets for increased efficiency as well as increasing frequencies. In domestic operations we have also worked consistently to improve our cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and modified further in 2007 as a result of the new business model on domestic routes, enabling us to reduce passenger service expenses. The key elements of this new business model have been a reduction in sales and distribution costs through higher Internet penetration and reduced agency commission, a faster turnaround time, and increased self check-in service through web check-in and kiosks at airports.

In addition, during 2009 we implemented LEAN, a system for improving our processes by eliminating activities that do not add value to processes (thus increasing the value of each activity and suppressing those that are superfluous), thereby allowing us to reduce costs, and increase customer satisfaction. In addition, during 2011 we continued to install winglets on our Boeing 767 aircraft fleet, achieving fuel efficiencies of approximately 5% per aircraft. To mitigate the environmental impact of our operations we strive to operate in a sustainable manner by reducing our fuel consumption and related emissions.

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

•

We plan to increase frequencies on long-haul flights out of Chile, Peru, Ecuador and Argentina, and eventually add new destinations in the United States and Europe. We plan to reinforce our regional network through the addition of new frequencies on our current routes and the addition of new destinations. We plan in a next step to expand international operations through LAN Colombia. As of February 29, 2012, LAN Colombia operates only one international route from El Dorado airport in Bogotá to Miami. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in new markets.

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

Our financial performance will also be highly dependent on jet fuel prices. These prices rose significantly until mid-2008, which led to a sharp rise in our fuel expenditures, but significantly declined in 2009. Presently, there is a trend towards increases in jet fuel prices because of the increased demand caused by the 2010 recovery in the global economy coupled with geopolitical conflicts that affected global fuel supply in the last year. Although we have implemented a number of strategies to mitigate the impact of the volatility of fuel prices, including financial hedging, the use of fuel surcharges, and tactical reduction of capacity, it is unlikely that we will be able to fully protect ourselves against the volatility of fuel costs.

Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and enhance our distinct cost performance.

Results of Operation

The following table sets forth certain income statement data for Lan Airlines.

	Year Ended December 31,
	2011	2010	2009	2011	2010	2009	11/10	10/09
	(in US$ millions, except per share and capital stock data)			As a percentage of total operating revenues			% change
Consolidated Results of Income by Function
Operating revenues
Passenger	4,008.9	3,109.8	2,623.6	71.8	70.8	74.6	28.9	18.5
Cargo	1,576.5	1,280.7	895.6	28.2	29.2	25.4	23.1	43.0

Total operating revenues	5,585.4	4,390.5	3,519.2	100.0	100.0	100.0	27.2	24.8

Cost of sales	(4,078.6)	(3,012.7)	(2,522.8)	(73.0)	(68.6)	(71.7)	35.4	19.4
Gross margin	1,506.8	1,377.8	996.4	27.0	31.4	28.3	9.4	38.3
Other operating income	132.8	132.8	136.4	2.4	3.0	3.9	0.0	(2.6)
Distribution costs	(479.8)	(383.5)	(327.0)	(8.6)	(8.7)	(9.3)	25.1	17.3
Administrative expenses	(405.7)	(331.8)	(269.6)	(7.3)	(7.6)	(7.7)	22.3	23.1
Other operating expenses	(214.4)	(172.4)	(100.5)	(3.8)	(3.9)	(2.9)	24.4	71.5
Financial Income	14.5	14.9	18.2	0.3	(0.3)	(0.5)	(2.7)	(18.1)
Financial costs (from non-financial activities)	(139.1)	(155.3)	(153.1)	(2.5)	(3.5)	(4.4)	(10.4)	1.4
Earning on investments (equity method)	0.5	0.1	0.3	0.0	0.0	0.0	400.0	(66.7)
Exchange rate differences	(0.3)	13.8	(11.2)	0.0	0.3	(0.3)	(102.2)	(223.2	)-
Result of indexation units	0.1	0.1	(0.6)	0.0	0.0	0.0	0.0	(116.7	)-
Negative goodwill	—	—	—	—	0.0	0.0	—	—
Other net earnings (losses)	(33.0)	5.4	(11.7)	(0.6)	1.0	(0.3)	(711.1)	(146.2	)-

Income before income taxes	382.4	502.0	277.5	6.8	11.4	7.9	(23.8)	80.9
Income tax	(61.8)	(81.1)	(44.5)	(1.1)	(1.8)	(1.3)	(23.8)	82.2

Net income for the period	320.6	420.9	233.0	5.7	9.6	6.6	(23.8)	80.6

Income for the period attributable to the parent company’s equity holders	320.2	419.7	231.1	5.7	9.6	6.6	(23.7)	80.6

Income for the period attributable to non-controlling interest	0.4	1.2	1.9	0.0	0.1	0.1	(66.7)	(36.8)

Net income for the period	320.6	420.9	233.0	5.7	9.6	6.6	(23.8)	81.6

Earnings per share
Basic earnings per share (US$)	0.9434	1.2388	0.6822
Diluted earnings per share (US$)	0.9426	1.2353	0.6822

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Income

Net income for the period decreased 23.8% from US$420.9 million in 2010 to US$320.6 million in 2011. Net income attributable to the parent company’s equity holders decreased 23.7% from US$419.7 million in 2010 to

US$320.2 million in 2011, mainly due to the impact of the startup of LAN’s operations in Colombia and the volcanic ash cloud that disrupted air traffic throughout the region, which amounted to approximately US$51.7 million and US$36.6 million respectively, as well as 34.2% higher fuel prices, a portion of which was not recovered via the fuel surcharge mechanism.

The revenue increase during 2011 continues to reflect solid demand trends in both passenger and cargo operations. Passenger and cargo revenues accounted for 71.8% and 28.2% of total operating revenues, respectively. Passenger yields increased mainly as a result of an increase in fuel surcharges, in line with the increase of WTI prices and the crack spread.

Passenger traffic and capacity in 2011 included LAN Colombia’s domestic and international operations. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011, mainly the cancellation of the route between Madrid and Paris in July, 2011.

Operating costs increased mainly due to higher fuel costs of US$454.7 million, reflecting increased consumption of 12.2%, a 28.8% increase after hedges in fuel prices, higher wages and salaries driven by the appreciation of Latin America currencies, and higher headcount resulting from the consolidation of Aires.

Operating Revenues

Operating revenues in 2011 totaled US$5,585.4 million, a 27.2% increase as compared to total operating revenues of US$4,390.5 million in 2010. Our consolidated passenger revenues increased 28.9% to US$4,008.9 million in 2011 from US$3,109.8 million in 2010, due to a 11.2% increase in yields (from US¢9.4 to US¢10.4), and passenger load factors, which increased from 78.3% in 2010 to 79.8% in 2011 as the 15.9% increase in traffic outpaced the 13.7% capacity increase. Overall, revenues per ASK increased 13.4%. Traffic grew as a result of a 23.7% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 12.6% increase in international traffic. International traffic accounted for approximately 68.1% of our total passenger traffic during 2011. At system level, yields increased 11.9% as a result of solid demand trends in both passenger and cargo operations that were also affected by fuel surcharges.

Domestic passenger revenues in Chile, Peru, Argentina, Ecuador and Colombia which accounted for approximately 39% of our total passenger revenues in 2011 as compared to approximately 35% in 2010, increased 42.2% to US$1,540.8 million in 2011 from US$1,093.0 million in 2010. Domestic passenger traffic (as measured in RPKs) increased 23.7%, while domestic passenger capacity (as measured in ASKs) increased 23.5%, resulting in a increase in load factor from 77.7% in 2010 to 77.8% in 2011. Domestic passenger yield increased 17.6% from US¢10.8 in 2010 to US¢12.7 in 2011, mainly due to strong increases in traffic and to a lesser extent fuel surcharges.

International passenger revenues, which accounted for approximately 61% of total passenger revenues in 2011 as compared to approximately 65% of passenger revenues in 2010, increased 21.7% to US$2,454.4 million in 2011 from US$2,016.9 million in 2010. International passenger traffic (as measured in RPKs) increased 12.6%, while passenger capacity (as measured in ASKs) increased 9.4% in 2011, resulting in an improvement in load factor from 78.5% in 2010 to 80.8% in 2011. Total international passenger yield (based on RPKs) increased 8.1% to US¢9.4 in 2011 from US¢8.7 in 2010, driven by the inclusion of fuel surcharges and solid demand.

Cargo revenues increased 23.1%, to US$1,576.5 million in 2011 from US$1,280.7 million in 2010, mainly driven by a 10.4% increase in yields (US¢43.6 in 2011 from US¢39.5 in 2010), and coupled with an 11.5% increase in traffic. In 2011, cargo traffic was driven by solid demand in the region reflected in growth in Latin American cargo markets, as well as improved revenue management practices and itinerary optimization. On the other hand capacity increased 12.4% during 2011. As a consequence, load factors decreased from 70.1% in 2010 to 69.6% in 2011, while revenues per ATK increased 9.5% as compared to 2010.

Cost of Sales

Cost of sales in 2011 totaled US$4,078.6 million, representing a 35.4 % increase as compared to cost of sales of US$3,012.7 million in 2010. As a percentage of total revenues, cost of sales increased from 68.6% in 2010 to 73.0 % in 2011, mainly as a result of higher fuel prices compared to 2010 and higher costs related to the consolidation of LAN’s Colombian operations.

The increase in cost of sales was driven by higher aircraft fuel expenses, which totaled US$1,750.1 million in 2011, a 50.6% increase as compared to aircraft fuel expenses of US$1,161.9 million in 2010. Fuel expenses increased mainly due to a 37.2% increase in unhedged jet fuel prices (34.2% in the hedged price), coupled with a 12.2% increase in consumption. However, the Company recognized a US$39.9 million fuel hedge gain, compared to a US$1.0 million fuel hedge gain in 2010, resulting in a 28.8% increase in fuel prices after hedges.

Fuel costs comprise the single largest category of our operating expenses. Over the last few years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2011, the foregoing trend was affected by geopolitical instability in the Middle East and the total fuel costs represented 33.8% of our total operating expenses. The into-wing (fuel price plus taxes and transportation costs) 2011 average final price was US$3.11 per gallon, representing a 34.2% increase from the 2010 average.

Depreciation and amortization increased 17.8% mainly due to the incorporation in 2011 under property, plant and equipments of four new Airbus A319, 9 new Airbus A320s, and three Boeing 767-300s and the incorporation of additional aircrafts under operating leases.

Aircraft maintenance expenses increased by 51.2%, from US$120.7 million in 2010 to US$182.4 million in 2011 mainly due to the incorporation of the LAN Colombia´s fleet and the delivery of four Airbus A319 and 13 Airbus A320 passenger aircraft, three Boeing 767-300 passenger aircraft and one Boeing 767-300F freighter. The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

Aircraft Rentals increased 76.7% due to the incorporation of LAN Colombia’s fleet, consisting of nine Boeing 737-700s, 10 Dash 8-200s and four Dash 8-Q400s. Additionally, this increase considered the incorporation in 2011 of six leased Airbus A320s, and one leased Boeing 767-300F freighter.

Passenger service expenses totaled US$136.0 million in 2011 compared to US$114.2 million in 2010. This represented a 19.1% increase that was driven by a 30.6% increase in the number of passengers transported during the year, as well as higher compensation paid to passengers during this period.

As a result of the above, gross margin increased 9.4% from US$1,377.8 million in 2010 to US$1,506.8 million in 2011.

Other operating income remained stable at to US$132.8 million in 2010 and 2011, where growth in revenues from tours and travel services, duty free sales and maintenance services were offset by the exclusion of revenues from Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Interest income decreased by 2.7% to US$14.5 million in 2011 from US$14.9 million in 2010, due to a lower average cash balance during the period.

Distribution costs increased 25.1% from US$383.5 million in 2010 to US$479.8 million in 2011. This increase was caused by higher overall commissions to agents (related to both passenger and cargo sales), which increased 20.7% to US$209.3 million in 2011 from US$173.4 million in 2010, and by a. 27.2% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.

Administrative expenses increased 22.3% from US$331.8 million in 2010 to US$405.7 million in 2011 due to the higher wages of administrative personnel and higher asset (non aircraft) depreciation, as a result of additions in 2010 and 2011.

Other operating expenses increased 24.4% from US$172.4 million in 2010 to US$214.4 million in 2011, as a result of higher sales costs, advertising and marketing expenses and costs related to tours and travel services.

Financial costs (from non-financial activities) decreased by 10.4% to US$139.1 million in 2011 from US$155.3 million in 2010 due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).

Exchange rate differences decreased from a gain of US$13.8 million in 2010 to an expense of US$0.3 million in 2011. The 2010 amount was a result of a recognized US$5.4 million gain that mainly stemmed from foreign exchange variations during the period; part of the exchange gain was a result of remittances from LAN’s operations in Venezuela. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Currency Exchange Rates”, for a discussion of LAN’s hedging program for currency fluctuations. On December 31, 2011, the Company held US$25.9 million in assets located in Venezuela, of which over 92.0% constituted cash equivalents. On a consolidated basis, the Company’s assets related to its operations in Venezuela represented 0.4% of the total assets of the Company. For the year 2011, operating revenues of the Venezuelan regional office represented 1.2% of the Company’s consolidated revenues. In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivares in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. Since January 2010, exchange rate for Venezuelan Bolivars (VEF) is fixed to 4.3 VEF/US$ .The Company’s operations in Venezuela are carried out through an agency that, from an accounting perspective, is considered an extension of the Company. Therefore, the functional currency is the US dollar and hyperinflationary accounting is not required.

As of December 31, 2010 the Company recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). (See “Item 4. Information on the Company—Business Overview—Cargo Operations—Cargo-Related Investigations”).

Under other net earnings (losses), the Company recorded a US$33.0 million loss, reflecting the US$66 million charge related to the civil class action in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express. This loss also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM.

Income tax expenses decreased by 23.8%, amounting to US$61.8 million in 2011 as compared to US$81.1 million in 2010. This decrease was primarily the result of a 23.8% decrease in pre-tax income, For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to our audited consolidated financial statements.

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

Operating Revenues

Operating revenues in 2010 totaled US$4,390.5 million, a 24.8% increase as compared to total operating revenues of US$3,519.2 million in 2009. Our consolidated passenger revenues increased 18,5% to US$3,109.8 million in 2010 from US$2,623.6 million in 2009, due to a 6.8% increase in yields (from US¢8.8 to US¢9.4), and passenger load factors, which increased from 76.9% in 2009 to 78.3% in 2010 as the 11.2% increase in traffic outpaced the 9.2% capacity increase. Overall, revenues per ASK increased 8.5%. Traffic grew as a result of a 10.6% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and an 11.3% increase in international traffic. International traffic accounted for approximately 70% of our total passenger traffic during 2010. Yields increased 6.8% as a result of a stronger demand environment driven by world economy recovery during the year.

Domestic passenger revenues in Chile, Peru, Argentina and Ecuador, which accounted for approximately 35% of our total passenger revenues in 2010 as compared to approximately 36% in 2009, increased 14.7% to US$1,072.4 million in 2010 from US$934.9 million in 2009. Domestic passenger traffic (as measured in RPKs) increased 10.5%, while domestic passenger capacity (as measured in ASKs) increased 6.6%, resulting in a increase in load factor from 74.9% in 2009 to 77.7% in 2010. Domestic passenger yield increased 3.7% from US¢10.4 in 2009 to US¢10.8 in 2010, mainly due to strong increases in traffic.

International passenger revenues, which accounted for approximately 65% of total passenger revenues in 2010 as compared to approximately 64% of passenger revenues in 2009, increased 20.7% to US$2,018.2 million in 2010 from US$1,672.0 million in 2009. International passenger traffic (as measured in RPKs) increased 11.3%, while passenger capacity (as measured in ASKs) increased 10.4% in 2010, resulting in an improvement in load factor from 77.8% in 2009 to 78.5% in 2010. Total international passenger yield (based on RPKs) increased 8.7% to US¢8.7 in 2010 from US¢8.0 in 2009, driven by strong world economy recovery.

Cargo revenues increased 43.0%, to US$1,280.7 million in 2010 from US$895.6 million in 2009, mainly driven by a 24.8% increase in yields (US¢41.6 in 2010 from US¢35.7 in 2009), and coupled with a 23.5% increase in traffic. In 2010, cargo traffic was driven by a strong recovery and growth in the global cargo markets, as well as better revenue management practices capacity increased 20.5% during 2010. As a consequence, load factors increased from 68.4% in 2009 to 70.1% in 2010. Revenues per ATK also increased 18.7% as compared to 2009.

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

As a result of the above, gross margin increased 38.3% from US$996.4 million in 2009 to US$1,377.8 million in 2010.

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

Exchange rate differences increased from an expense of US$11.2 million in 2009 to a gain of US$13.8 million in 2010 as a result of a recognized US$5.4 million gain that mainly stemmed from foreign exchange variations during the period; part of the exchange gain was a result of remittances from LAN’s operations in Venezuela. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Currency Exchange Rates”, for a discussion of LAN’s hedging program for currency fluctuations. During 2009 the devaluation of the Venezuelan currency impacted the Company’s operations in that country and the Company recognized a US$28.0 million charge related to it.

On December 31, 2010, the Company held US$36.0 million in assets located in Venezuela, of which over 74.0% constituted cash equivalents. On a consolidated basis, the Company’s assets related to its operations in Venezuela represented less than 0.5% of the total assets of the Company. For the year 2010, operating revenues of the Venezuelan regional office represented 1.7% of the Company’s consolidated revenues. The Company’s operations in Venezuela are carried out through an agency that, from an accounting perspective, is considered an extension of the Company. Therefore, the functional currency is the US dollar and hyperinflationary accounting is not required.

As of December 31, 2010 the Company recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). (See “Item 4. Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations”).

Income tax expenses increased by 82.2%, amounting to US$81.1 million in 2010 as compared to US$44.5 million in 2009. This increase was primarily the result of an 80.9% increase in pre-tax income, coupled with a 0.1% increase in the average tax rate (currently 16.2%) in 2010. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to our audited consolidated financial statements.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (78% in 2011) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (53% in 2011) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over flight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (93% as of December 31, 2011), including bank loans, air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2011, 91% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange profit of US$13.8 million in 2010 and a net foreign exchange loss of US$0.3 million in 2011, which are set forth in our consolidated statement of income under “Exchange rates differences.” For more information, see Notes 2.3(a) and 31 to our audited consolidated financial statements. The profit incurred in 2010 was mainly related to the appreciation of the Latin American currencies against the U.S. dollar.

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

	2011	2010	2009
Cost per ATK
Operating cost (US$ thousands)	5,178,554	3,900,474	3,219,813
+ Interest expense (US$ thousands)	139,077	155,279	153,109
– Interest income (US$ thousands)	14,453	14,946	18,183
– Other operating income (US$ thousands)	132,804	132,826	136,351
ATK operating costs	5,170,374	3,907,981	3,218,388

Divided by system’s ATKs (thousands)	10,056,142	8,968,792	7,811,750
= Cost per ATK (US$ cents)	51.42	43.57	41.20

Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	5,170,374	3,907,981	3,218,388
– Actual fuel expenses (US$ thousands)	1,750,052	1,161,927	959,608
+ (Gallons consumed) times (previous year’s fuel price)	1,303,946	1,062,179	1,410,767

ATK operating costs excluding fuel price variations	4,724,268	3,808,233	3,669,547

Divided by system’s ATKs (thousands)	10,056,142	8,968,792	7,811,750
= Cost per ATK excluding fuel price variations (US$ cents)	46.98	42.46	46.97

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2011	2010	2009

Passenger Revenues (US$ million)	4,008.91	3,109.80	2,623.61
ASK (million)	48,153.58	42,355.20	38,776.20
Passenger Revenues/ASK (US$ cents)	8.3	7.3	6.8
Cargo Revenues (US$ million)	1,576.53	1,280.71	895.55
ATK (million)	5,192.74	4,628.73	3,848.89
Cargo Revenues/ATK (US$ cents)	30.4	27.7	23.3

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s (Chile and Argentina) spring and summer, than in the second and third quarters. Since Peru, Ecuador and Colombia have different seasonal patterns, the expansion into those markets has led to stronger passenger revenues in the second and third quarters, therefore moderating the overall seasonality of our passenger business. Our cargo revenues generally are higher in the fourth quarter, which correspond to the harvest season in the southern hemisphere.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that the consistent application of these policies enables us and our subsidiaries to provide readers of the financial statements with more useful and reliable information about our operating results and financial condition.

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. For a discussion on these and other accounting policies, see Note 2 to our consolidated financial statements. The following are the accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective or complex judgments.

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

•

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

The Company has a frequent flyer program called LANPASS, whose objective is customer loyalty through the delivery of kilometers every time that members of the program fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: “Customer loyalty programs”. Kilometers expire if they are not utilized over a period of three years. This period is renewable if the passenger takes a flight or meets specific requirements regarding the accumulation of kilometers through one of the partners of the program.

Property, Plant and Equipment

The land of Lan Airlines and Subsidiaries is recognized at cost less any accumulated impairment loss.

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

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount. For more information, see Note 2.8 to our audited consolidated financial statements.

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

Maintenance

The costs incurred for scheduled major maintenance of aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours. Unscheduled maintenances of aircraft and engines are charged to income as incurred.

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

(b)	Hedge of a identified risk associated with a recognized liability or an expected highly probable transaction (“cash-flow hedge”); or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the hedging instrument is over 12 months, and as an other current financial asset or liability if the remaining term of the hedging instrument is less than 12 months. Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

(a) Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of designated derivatives that qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under “Other gains (losses).”

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to results as Cost of sales to the extent that the fuel subject to the hedge is used.

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

Recently Issued Accounting Pronouncements

•	IAS 12 Income taxes (Amendment)

•	IAS 1 Presentation of financial statements (Amendment)

•	IAS 28 Investments in associates and joint ventures

•	IAS 27 Separate financial statements

•	IFRS 10 Consolidated financial statements

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosures of interests in other entities

•	IFRS 13 Fair value measurement

•	IAS 19 Employee benefits (Amendment)

•	IFRS 9 Financial instruments

•	IFRIC 20 Stripping costs in the production phase of mine

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

B. Liquidity and Capital Resources

Our cash and cash equivalents totaled US$374.4 million as of December 31, 2011, US$631.1 million as of December 31, 2010 and US$731.5 million as of December 31, 2009. The decrease in our cash and cash equivalents from 2010 to 2011 was due to higher investment activities related to a higher number of aircraft incorporations in our fleet. Cash from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations. Net cash inflows from operating activities were US$762.6 million in 2011, US$1,125.3 million in 2010 and US$845.8 million in 2009. The main reasons for the 32.2% decrease in 2011 from 2010 in net cash flows from operating activities were the 37.2% increase in fuel prices during the period, as well as an increase in wages and benefits as a result of the consolidation as of January 2011 of Colombian airline Aires, the ongoing effects of the volcanic ash cloud on domestic operations in Chile and Argentina and the appreciation of local currencies in Latin America. Fuel prices and exchange rate fluctuations may continue to impact LAN’s operating cash flow generation in the future. Nevertheless, LAN continued to show solid traffic growth and yield increases in both passenger and cargo operations. The main reasons for the 33.0% increase in 2010 from 2009 in net cash flows from operating activities were the increase in passenger and cargo revenues as a result of traffic growth and yield increases, which outpaced the growth in operating costs and expenses.

In recent years, we have been able to meet our working capital and capital expenditure requirements through cash from our operations. Given the nature of our business, the Company generally benefits from having a positive working capital, i.e. actual cash flow movement (cash inflows).

Our working capital position at year-end 2011, and in previous year-ends, was negative. However, the Company has consistently generated cash inflows as a result of changes in working capital since current liabilities increased more than current assets during those periods. This occurs mainly as a result of advance ticket sales (i.e., services that are paid in advance before they are delivered and suppliers are paid), which are recognized as deferred revenues and constitute a distinctive characteristic of accounting of passenger revenue in the airline industry.

During 2011, the Company generated cash for US$114.0 million, as compared with US$326.7 million in 2010 and US$3.4 million in 2009, benefiting from an increase in its negative working capital position. We expect to continue generating positive working capital movements through our operations. However, we cannot predict whether current trends and conditions will continue, or how the effects of competition or other factors that are beyond our control could affect us.

Below please find a table providing a detailed calculation of our working capital position and working capital movements for the period 2009 through 2011:

	2009	2010	2011
	(in US$ thousands)
Current assets
Trade and other accounts receivable	423,739	481,350	537,406
Accounts receivable from related entities	38	50	838
Inventories	46,563	53,193	72,787

Current liabilities
Trade and other accounts payable	476,597	645,571	645,086
Accounts payable to related entities	297	184	367
Deferred Revenues	493,034	721,042	868,557

Working capital year-end position	(499,585)	(832,204)	(902,979)

Working capital movement
Cash inflows/(cash outflows)	3,426	332,616	70,775

As of December 31, 2011, the cash pledged to financial institutions relating to margin calls on derivative positions was US$117.2 million.

Net cash flows used in investing activities was US$1,238.3 million in 2011, US$1,100.4 million in 2010 and US$589.7 million in 2009. Cash capital expenditures were US$1,367.0 million in 2011, US$1,029.2 million in 2010 and US$538.6 million in 2009. The increase in capital expenditures in 2011 was due to the acquisition of higher number of aircraft and the required investments related to them.

Our capital expenditures for 2011 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2011, 2012 and 2013;

•	the acquisition of 13 Airbus A320 Passenger aircraft and three Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2010 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2010, 2011 and 2012;

•	the acquisition of eight Airbus A320 Passenger aircraft and one Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

Our capital expenditures for 2009 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2009, 2010 and 2011;

•	the acquisition of three Airbus A319 Passenger aircraft and three Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

For more information about current and future capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”. The difference between net cash used in investing activities and cash capital expenditures during 2011, relates mainly to the investment in financial instruments, the sale of five A318 passenger aircraft and the sale of Blue Express which was a subsidiary dedicated to ground courier services.

Net cash inflows from financing activities were US$219.1 million in 2011, compared to net cash outflows of US$124.7 million in 2010 and US$99.2 million of cash inflows in 2009. Such variance was due to new issuance of shares, inflows from short term loans and the reduction in interest payments due to changes in loans structures and floating rate debt. In 2011, our main uses of cash were US$883.4 million for loan payments, US$192.1 million for dividends payments and US$119.1 million for interest payments. In 2010, our main uses of cash were US$554.5 million for loan payments, US$155.4 million for dividends payments and US$128.7 million for interest payments. In 2009, our main uses of cash were US$261.7 million for loan payments, US$139.9 million for dividend payments and US$129.3 million for interest payments.

Our cash and cash equivalents including investment funds and domestic and foreign bonds are mainly held in U.S. dollars or U.S. dollar-based instruments. A fraction (around 22%) of our cash position is held in currencies other than U.S. dollars to fulfill short-term obligations denominated in local currencies.

Capital Expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. Our capital expenditures totaled US$1,367.0 million in 2011, US$1,029.2 million in 2010 and US$538.6 million in 2009. The increase in capital expenditure is explained by a higher number of aircraft acquired during 2011.

The following chart sets forth our estimate, as of January 31, 2012, of our future capital expenditures for 2012, 2013, 2014, 2015 and 2016:

	Expenditures by year, as of January 31, 2012
	2012	2013	2014	2015	2016
	(in US$ millions)
Expenditures on aircraft	1,688	1,332	1,568	1,032	1,067
PDPs (1)	(310)	(127)	(213)	18	(8)
Purchase Obligations	1,378	1,208	1,355	1,050	1,059

Other expenditures(2)	209	214	226	239	239
Total	1,587	1,422	1,581	1,289	1,298

(1)	Pre-delivery payments (inflows are presented as after the delivery of the aircraft is made, the manufacturer refunds the PDP’s to LAN).
(2)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Item 4. Information on the Company—Business Overview—Fleet”. Principally, we have projected our capital expenditures based on:

•	the delivery of 12 Airbus A320-Family Aircraft in 2012, 14 in 2013, 17 in 2014, 15 in 2015, 12 in 2016, 10 in 2017 and 10 in 2018;

•	the delivery of nine Boeing B767-300 Passenger aircraft in 2012 and four in 2013;

•	the delivery of two Boeing 777 Freighter aircraft in 2012;

•	the delivery of two Boeing 787-8 passenger aircraft in 2012, three in 2013 and seventeen between 2014 and 2018;

•	the delivery of four Boeing 787-9 passenger aircraft in 2015;

•	the implementation of a new host system as a part of a three year capital expenditure plan, totaling approximately US$70 million; and

•	Costs related to the startup of new operations in the region under LAN’s standards.

We expect that cash generated from operations, short-term credit-lines and long-term syndicated loans with various banks will be sufficient to meet our cash requirements in the foreseeable future, although events that materially affect our operating results could also have a negative impact on our liquidity.

C. Research and Development, Patents and Licenses, etc.

We believe that the LAN brand has strong value and it is synonymous of superior service in the Latin American and International airline industry. In March 2004, we launched our new “LAN” brand to bring together, under one strong international name, all our local brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina” and “LAN Ecuador.” We developed our new brand and corporate image after an extensive process supported by a leading global branding agency.

We have registered the trademarks “LAN”, “LAN Chile,” “LAN Peru,” “LAN Argentina” and “LAN Ecuador” with the trademark office in Chile, Peru, Argentina and Ecuador, respectively. We license certain brands, logos and trade dress under the alliance agreement with oneworld® related to our alliance. We will have the right to continue to use oneworld® current logos on our aircraft while LAN is a member of such alliance.

D. Trend Information

During 2012, we expect to continue seeing positive trends in both passenger and cargo operations, where we see significant growth opportunities in domestic and international markets in Latin America. Regarding fuel prices, they have remained relatively stable. Nevertheless, geopolitical instability, which affects the supply of fuel, is a potential risk since fuel supply is key to our business, as it represents approximately 30% of our operating costs. We can address increases in fuel prices through our fuel-hedging policy and the use of pass-through mechanisms for both the passenger and cargo operations. However, these strategies are never completely effective and margins are negatively impacted by a higher fuel price scenario. Specifically, we expect to face:

•

revenue growth in the passenger operations, caused by capacity expansion inline with traffic growth. During January and February 2012, passenger traffic increased 13.6% compared with the same period in 2011, driven mainly by solid growth on domestic operations, which increased 19.1% as compared to 2011, as well as 10.9% growth in international operations. During such period, total passenger capacity increased 12.8%, leading to a 0.6 points increase in load factors from 82.5% to 83.1%. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in early 2011; and

•

growth in the cargo operations is expected to be driven by continued increase in imports to Latin America, mainly to Brazil, and continued recovery of export volumes, partly driven by further recovery of salmon exports. During January and February 2012, cargo demand, as measured in RTKs, increased 0.7%, while capacity increased by 3.1%. In turn, the cargo load factor decreased 1.5 points to 65.3%.

In 2012, we expect to continue expanding and diversifying our revenue base through the expansion of our network, namely, by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. During 2012, we expect to receive 12 Airbus A320 family aircraft to operate domestic and regional routes, as well as nine Boeing 767-300 and the first two Boeing 787-8 Dreamliners for long-haul routes. We also expect the sale of five Airbus A318 aircraft and the return of two leased Boeing 767-300, while also returning three Boeing 737-700s operated by LAN Colombia.

In the cargo business, we will continue adding capacity in response to demand in our core markets. We expect the growth of import flows to Latin America to continue, but weaker cargo markets globally might further drive additional competition to South America, especially Brazil. We will continue to monitor the cargo market trends on a weekly basis in order to react as soon as possible if necessary. Also, we plan to continue optimizing the utilization of the bellies of our passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model. Cargo capacity growth in 2012 will be driven by the delivery of 2 Boeing 777 freighters in the second half of the year.

We continue to maintain significant flexibility to adjust the physical size of our fleet. Between 2012 and 2014, we will have 13 operating lease expirations (including Japanese operating leases) in our wide-body passenger fleet, which can be terminated without cost. Starting in 2010, part of our Boeing 767 fleet has been fully paid, providing us with additional financial flexibility.

We also intend to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes, reducing commercial costs, continuing to develop our low-cost type business model for short-haul operations, and further developing the LEAN system in our processes.

We expect more stable fuel prices for 2012, but will continue using fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. For instance, as of March 15, 2012 we have hedged approximately 58% of our estimated fuel requirements for the second quarter 2012, 27% for the third quarter and 8% for the fourth quarter. These hedging instruments are comprised of a combination of collars and swaps. Swaps are at an average price of US$92.2 dollars per barrel while collars are in average between US$71.6 and US$95.7 dollars per barrel.

E. Off-Balance Sheet Arrangements

As of December 31, 2011 the Company had aircraft and aircraft engines under operating leases. These operating leases provide us with great flexibility to adjust to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value.

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

As of February 29, 2012 we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 33 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft to our fleet. As of December 31, 2011 we have financed the acquisition of 21 Boeing 767-300 Passenger aircraft and eight Boeing 767-300 Freighters through bond issuances and syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Ex-Im Bank with repayment profiles of either 12 or 15 years. The Ex-Im Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Ex-Im Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. We have financed the remaining 15% of the net purchase price with commercial loans or with our own funds. Our Ex-Im Bank supported financings are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to U.S. dollar LIBOR. Through the use of interest rate swaps, we have effectively converted a significant portion of our floating rate debt under these loans into fixed rate debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Interest Rates”, for more information. Between 2004 and 2009, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. As of December 31, 2011, the total amount outstanding under our Ex-Im Bank-supported financings totaled US$1,259.2 million.

In April 2010, LAN entered into an agreement to finance the purchase of 15 aircraft partially guaranteed by the European Export Credit Agencies and partially through its own funds (85% and 15%, respectively) where six of them were delivered in 2010 and the remaining nine in 2011. These loans have a 12 years maturity profile and quarterly payments. During the second half of 2010 LAN financed eight additional A320 family aircraft supported by the European Export Credit Agencies and partially through its own funds (85% and 15% respectively).

During the year 2011 LAN continued financing its A320 family aircraft fleet supported by the European Export Credit Agencies totaling 13 additional aircraft. These aircraft were financed 80% by loans guaranteed by the European Export Credit Agencies and the remaining portion (20%) by LAN’s own funds.

In the first quarter 2011, LAN entered into a sale and lease back agreement to finance eight of its A320 family aircraft. Four of them were delivered in the third quarter of 2011 and the remaining four are expected to be delivered between April and July 2012.

Our total debt (including capital leases) as of December 31, 2011, was US$3,788.3 million compared to US$3,259.7 million in 2010 and US$3,074.4 million in 2009. The increase in long-term debt during 2011 relates to the incorporation of debt-financed fixed assets. We have minimum lease payment obligations primarily associated with our aircraft leases. As of December 31, 2011, we had 49 aircraft under operating leases (23 which correspond to recent acquired Aires total fleet), and we had minimum lease payment obligations of US$705 million compared to US$700 million as of December 31, 2010 and US$444 million as of December 31, 2009. The average interest rate of our long-term debt was 4.5% as of December 31, 2011. Of the total debt amount, 82.3% accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps. As of February 29, 2012, we also had purchase obligations for:

•	Seven Airbus A319, 52 Airbus A320, 10 Airbus A321, 20 Airbus A320 NEO;

•	13 Boeing 767-300 Passenger aircraft;

•	Two Boeing 777-200 Freighter aircraft; and

•	26 Boeing 787 Passenger aircraft;

The purchase obligations amount to a combined total of US$8,645.6 million, with delivery between 2012 and 2018.

LAN has practically no short term debt, while its long term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles. As of December 2011, LAN had US$537.3 million in bank loans under current liabilities. Of this amount, US$153.8 million was short term debt, which represents only 6.6% of total current liabilities. The remaining US$383.6 million is composed mainly of long term debt related to aircraft financing, which is payable within the next 12 months.

The following table sets forth our material expected obligations and commitments as of January 31, 2012:

	Payments due by period, as of January 31, 2012
	Total	2012	2013	2014	2015	2016	Thereafter
	(in US$ millions)
Principal debt payments	2,538.2	273.4	288.8	270.4	271.9	275.6	1,158.2
Interest debt payments	341.0	68.2	64.1	54.7	46.2	37.5	70.2
Capital leases(1)	338.1	60.7	63.8	60.3	49.6	44.6	59.1
Operating leases(2)	689.0	150.0	157.7	121.4	92.3	77.1	90.4

	Payments due by period, as of January 31, 2012
	Total	2012	2013	2014	2015	2016	Thereafter
	(in US$ millions)
Purchase obligations	8,646.7	1,687.8	1,331.9	1,567.6	1,031.5	1,067.0	1,960.8

Total	12,553.0	2,240.1	1,906.3	2,074.4	1,491.5	1,501.8	3,338.7

(1)	Includes interests.
(2)	Includes aircraft leases and other non-cancelable leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

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

The current board of directors was elected at the annual shareholders’ meeting held on April 29, 2010. Its term expires in April 2012. The following are Lan Airlines’ directors and senior management:

Directors	Position
Jorge Awad Mehech(1)	Director / Chairman
Darío Calderón González	Director
José Cox Donoso	Director
Juan José Cueto Plaza(2)	Director
Juan Cueto Sierra(2)	Director
Ramón Eblen Kadis(3)	Director
Bernardo Fontaine Talavera	Director
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director

Senior Management	Position
Enrique Cueto Plaza(2)	Chief Executive Officer
Ignacio Cueto Plaza(2)	President and Chief Operating Officer
Alejandro de la Fuente Goic	Chief Financial Officer
Armando Valdivieso Montes	Chief Executive Officer-Passenger
Cristián Ureta Larraín	Chief Executive Officer-Cargo
Roberto Alvo Milosawlewitsch	Senior Vice President, Strategic Planning and Corporate Development
Cristian Toro Cañas	Senior Vice President, Legal
Enrique Elsaca Hirmas	Senior Vice President, Operations
Emilio del Real Sota	Senior Vice President, Human Resources
Pablo Querol Grinstein	Senior Vice President, Corporate Affairs

(1)	Mr. Jorge Awad Mehech was re-elected chairman of the board of directors in May 2010.
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

Directors

Mr. Jorge Awad Mehech, 66 years old, has served as chairman and member of Lan Airlines’ board of directors since July 2001. Mr. Awad had previously served as chairman of our board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2012. He held the position of Senior Vice President of Fast Air from 1979 to 1993. Mr. Awad is the Chairman of the Chilean Association of Banks and Financial Institutions and a member of the Council of the Television Corporation of the Pontifical Catholic University of Valparaíso. Additionally Mr. Awad serves on the board of directors of Banco de Chile. He is also a board member of ICARE (Instituto Chileno de Administración Racional de Empresas), a Chilean organization seeking to promote private enterprise, and Prohumana, a Chilean organization that promotes corporate social responsibility within Chilean corporations. As of February 29, 2012, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of Lan Airlines, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of Lan Airlines’ outstanding shares).

Mr. Darío Calderón González, 65 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Calderón has been a partner in Calderón y Cía, a Chilean law firm, since 1970. Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramédica S.A., Imprenta A Molina Flores S.A., Enjoy S.A., and Datanet S.A. Mr. Calderón is also a board member and chairman of Nutrechile A.G., a non-profit organization organized by all the concessionaries of the Junta de Auxilio Escolar y Becas (Board of Students Aid and Scholarships) of the Chilean Ministry of Education.

Mr. José Cox Donoso, 57 years old, has served on Lan Airlines’ board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cox has also served as chairman of the board of directors of Lan Cargo since September 1995. In addition, Mr. Cox serves on the board of directors of CMB-Prime Administradora de Fondos S.A., Socovesa S.A., Puerto Coronel S.A., Puerto Angamos S.A., Kaufmann S.A., Asesorías e Inversiones Ilihue S.A. and Inversiones Tricahue S.A. As of February 29, 2012, Mr. Cox shared in the beneficial ownership of Lan Airlines, through Asesorías e Inversiones Ilihue Limitada, 2,654,324 common shares of Lan Airlines (0.78% of Lan Airlines’ outstanding shares).

Mr. Juan José Cueto Plaza, 51 years old, has served on Lan Airlines’ board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of Lan Airlines, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 29, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (33.90% of Lan Airlines’ outstanding shares) held by the Cueto Group. Mr. Cueto is also a member of the board of directors of Holdco II. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Juan Cueto Sierra, 82 years old, was one of the founders of Fast Air in 1978 and has served on Lan Airlines’ board of directors since 1998. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Cueto has wide experience in a range of business activities. Mr. Cueto is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, Director, Chief Executive Officer and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto currently serves on the board of directors of Costa Verde Aeronáutica S.A.

Mr. Ramón Eblen Kadis, 67 years old, has served on Lan Airlines’ board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of Lan Airlines). As of February 29, 2012, Mr. Eblen shared in the beneficial ownership of 31,778,049 common shares of Lan Airlines (approximately 9.34% of Lan Airlines’ outstanding shares) held by the Eblen Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Bernardo Fontaine Talavera, 47 years old, has served on Lan Airlines’ board of directors since April 2005. Mr. Fontaine’s term ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Fontaine was head of the financial services branch of Falabella, a major Chilean retailer, and served as executive director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Deutsche Bank Chile, Metro S.A., Bicecorp S.A., Banco Bice, Bice Vida S.A., Embonor S.A., Aquamont S.A., South-Am S.A., Fundación el Buen Samaritano, Place Vendome S.A. and Loginsa S.A., Fundación El Buen Samaritano and Fundación Convivir. He is also the general manager of Tres Mares S.A., Indigo S.A. and Sarlat S.A., which owned, together, as of February 29, 2012,1,980,408 shares of Lan Airlines S.A. (0.58% of Lan Airlines’ outstanding shares).

Mr. Carlos Heller Solari, 50 years old, joined Lan Airline’s board of directors in May 2010. Mr. Heller’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Heller has a vast experience in the retail, transports and agriculture sectors. Mr. Heller is Vice President of Bethia S.A. (“Bethia”) (holding company and owner of Axxion S.A. and Axxdos S.A.), Chairman of Axxion S.A., Club Hípico de Santiago, Sotraser S.A. and Agrícola Ancali. He also participates as a board of directors’ member of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A. , Titanium S.A., Viña Indómita S.A., Viña Santa Alicia S.A., Blue Express S.A. and Aero Andina S.A. Additionally he is the major shareholder and Vice President of “Azul Azul” (Universidad de Chile’s first division soccer team administrator). As of February 29, 2012, Mr. Heller directly held 48,900 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares) and indirectly held 27,103,273 common shares of Lan Airlines through Axxion (7.96% of Lan Airlines’ outstanding shares).

Mr. Gerardo Jofré Miranda, 62 years old, has joined Lan Airlines’ Board of directors on May 2010. Mr. Jofré’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2012. Mr. Jofré is Chairman of Codelco and member of the boards of directors of Construmart S.A., Andromeda S.A., Inmobiliaria Playa Amarilla S.A. and Air Life Chile S.A. Mr. Jofré is President of Saber Más Foundation and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2010 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies.

Senior Management

Mr. Enrique Cueto Plaza, 53 years old, is Lan Airlines’ Chief Executive Officer, and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on Lan Airlines’ board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 23 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of the board of Lan Airlines, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and President and Chief Operating Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 29, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (33.90% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Ignacio Cueto Plaza, 48 years old, is Lan Airlines’ President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer-Passenger Business, a position he assumed in 1999. Mr. Cueto served on the board of directors of Lan Airlines and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the LAN Cargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto Sierra, director of Lan Airlines, and the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and Chief Executive Officer of Lan Airlines, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of February 29, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 common shares of Lan Airlines (33.90% of Lan Airlines’ outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions”.

Mr. Alejandro de la Fuente Goic, 52 years old, is Lan Airlines’ Chief Financial Officer, and has held this position since October 1995. Mr. de la Fuente joined Lan Airlines in April 1995. Prior to joining Lan Airlines, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of February 29, 2012, Mr. de la Fuente owned 37,383 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares).

Mr. Armando Valdivieso Montes, 49 years old, is Lan Airlines’ General Manager-Passenger, a position he assumed in 2006. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of February 29, 2012, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of Lan Airlines (0.02% of Lan Airlines’ outstanding shares).

Mr. Cristian Ureta Larrain, 49 years old, is Lan Airlines’ General Manager-Cargo, a position he assumed in 2005. Mr. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University. Between 2002 and 2005 Mr. Ureta served as Production Vice President for Lan Cargo. Between 1998 and 2002 he was Lan Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, 43 years old, is Lan Airlines’ Senior Vice-president Strategic Planning and Development, a position he assumed in 2008. Prior to holding his current position, Mr. Alvo served as CFO of Lan Argentina from 2005 until 2008, as Vice-president of Development of Lan Airlines from 2003 until 2005 and Vice-president of Treasury of Lan Airlines from 2001 until 2003. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Cristian Toro Cañas, 41 years old, is Lan Airlines’ Senior Vice President, Legal, a position he assumed in January 2008. Mr. Toro has a law degree from Pontificia Universidad Católica de Chile (1993), as well as a master’s law degree (MCJ 97’) from New York University. Prior to joining Lan Airlines, Mr. Toro served as General Counsel for Citibank Chile, where he worked and held various positions from 1997 until 2007. He also worked as an international trainee at Shearman & Sterling in New York (1999).

Mr. Enrique Elsaca Hirmas, 44 years old, is Lan Airlines’ General Manager-Chile, a position he assumed in 2008. Between 2004 and 2008, Mr. Elsaca served as Senior Vice President, Strategic Planning. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Católica de Chile, as well as a Master in Business Administration from Massachusetts Institute of Technology. Prior to joining Lan Airlines, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995; Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, 46 years old, is Lan Airlines’ Senior Vice President, Human Resources, a position he assumed in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Mr. Pablo Querol Grinstein, 35 years old, is LAN’s Senior Vice President of Corporate Affairs, a position he assumed in May 2011, replacing Rene Muga. Mr. Querol holds a degree in communications from the Universidad de Ciencias Empresariales y Sociales and holds a management degree from an IAE Business School. Since 2004 Mr. Querol acted as Corporate Affairs Manager for LAN Argentina, where he served as main spokesman to media communications and governmental authorities. Previously, between 1995 and 2004, he was editor of the newspaper La Nación and consultant to numerous companies related to the tourism and real estate industry. Since 2007, he has been director of the Argentinean Chamber of Tourism and the entity that promotes tourism, Destination Argentina. In addition, he is a permanent member of the Professional Council of Public Relations in Argentina, the Chilean-Argentinean Chamber and founder partner of the Buenos Aires Convention and Visitor Bureau.

B. Compensation

For the year ended December 31, 2011, the aggregate amount of compensation we paid to all executives and senior managers was US$90.6 million, which did not include US$20.1 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

Under Chilean law, Lan Airlines must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from Lan Airlines for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the SVS, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participate in any stock option plans.

Lan Airlines’ directors are paid 24 UF per meeting (56 UF for the chairman of the board). Lan Airlines also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment.

As set forth in further detail in the following table, in 2011 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$184,639.69.

Board Members	Fees (US$)(1)
Jorge Awad Mehech	47,062.56
Darío Calderón González	13,035.60
José Cox Donoso	13,035.60
Juan José Cueto Plaza	13,035.60
Juan Cueto Sierra	13,035.60
Ramon Eblen Kadis	29,681.76
Bernardo Fontaine Talavera	13,035.60
Carlos Heller Solari	13,035.60
Juan Gerardo Jofre Miranda	29,681.76

Total	184,639.69

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

As required by Chilean law, Lan Airlines makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Currently our Board of Directors is comprised of nine members. The terms of our current Directors will expire in April 2012. See “—Directors and Senior Management”

Board of Directors’ Committee and Audit Committee

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

Under Chilean law we are required, to the extent possible, to appoint a majority of independent directors to the Board of Directors Committee. The corresponding independence requirements are set forth in Chilean Corporation Law, as amended by Law No. 19,705, and relate to the relationship between the directors and the shareholders that control a corporation. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders. See “Item 16A. Corporate Governance.”

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

As of February 29, 2012, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of February 29, 2012, the committee members were Mr. Jorge Awad Mehech, Mr. Gerardo Jofré Miranda and Mr. Ramón Eblen Kadis. We pay each member of the committee 32 UFs per meeting.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees	As of December 31, 2011
	2011(2)	2010(1)	2009
Administrative	4,170	3,940	3,106
Sales	2,750	2,643	2,352
Maintenance	2,918	2,576	2,264
Operations	6,194	5,730	4,852
Cabin crew	3,837	3,561	2,890
Cockpit crew	1,969	1,835	1,380

Total	21,838	20,285	16,844

(1)	LAN’s acquisition of Aires in November 2010 provided an additional 1,319 employees to the Company’s total number of employees.
(2)	By the end of 2011, approximately 52% of our employees worked in Chile, 46% in other Latin American countries and 2% in the rest of the world.

We have a performance-related pay structure for our administrative, management and flight personnel (such as cabin crew members, airport and sales agents, call-center employees, and some back office employees) including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2011, over 92% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance.

We provide our employees with medical insurance complementary to the coverage of the private health system, and also grant other benefits, such as free and discounted airline tickets, to our permanent employees.

A stock option compensation plan is offered to key senior executives. For a detailed description of the stock option compensation plan, please see Note 36 to our audited consolidated financial statements for the fiscal year ended December 31, 2011.

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

Long Term Incentive Compensation Program

On April 5, 2007, the extraordinary shareholders meeting approved a capital increase of 22,090,910 shares to a total of 341,000,000 shares. The same meeting designated 10% of the approved capital increase (2,209,091 shares) for purposes of a proposed employee stock option compensation plan. Those 2,209,091 shares represent a 0.65% of the total share capital after such capital increase. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan. For more detailed information, please see Note 36 to our audited consolidated financial statements. This incentive compensation program is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options.

The general features of this stock option plan are:

(a)	The selection of the employees of the Company and its subsidiaries that were included by the Board of Directors in the compensation plan was made after a recommendation by our Executive Committee. A stock option agreement was signed with each selected employee for the number of options in connection to the acquisition of our shares to be allocated to such employee.

(b)	Until the shares in the option are subscribed, the optionee has no economic or political rights and is not considered in the quorums of shareholders meetings.

(c)	The options allocated to each employee are vested in parts, on the following two dates: (1) 30% on October 29, 2009; and (2) 70% on October 30, 2011, subject to remaining employed by the Company.

(d)	The period during which the employee must exercise the options will expire March 31, 2012. If the employee has not exercised or waived the options in that period, the employee will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived all rights or powers in relation thereto, releasing us from any obligation.

(e)	The price payable for these shares if the respective options are exercised is the equivalent to US$14.50, adjusted by the variation in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, from the date it was set by our Board of Directors to the date of subscription and payment of the shares. Such price shall be paid in Chilean pesos, at once, in the act of subscription, in cash, by bank check, electronic fund transfer or any other instrument or paper representing money payable on demand, converted at the observed dollar exchange rate published in the Official Gazette on the same date as subscription and payment of the shares. In any case, the per-share price payable by the employee if the option is exercised may be no less than US$14.50.

The selection of the employees that participated in the stock option plan was based on, among other criteria that the Board determined at the time of employment with the Company, the position they hold, their importance in earning profits, the responsibility of the position they hold, the amount of equity managed, the ability to work as a team and performance, and the potential for development and importance within the Company given their education and experience.

The original terms of the plan were most recently amended on October 25, 2011 when a new expiration date was established.

Training

Some of our employees, such as the flight operations, maintenance and customer ground operations personnel undergo training when they join the Company and throughout their employment with us. For this training, we invested US$12.5 million in 2009, US$13.5 million in 2010 and US$ 20.6 million in 2011. We generally recruit our pilots from the Academia de Ciencias Aeronáuticas (at the Universidad Técnica Federico Santa María), aeroclubs and the armed forces. Before being promoted to the position of captain, first officers must have logged at least 4,000 flight hours and received the approval of a special pilots’ committee. We provide ground-school training in Santiago, as well as in Lima and Quito for our Peruvian and Ecuadorian crews. We maintain an agreement with CAE (a Canadian firm specializing in flight simulators and training centers) to develop a pilot training center in Santiago de Chile. This training center includes two Airbus A320 and one Boeing 767 Full Flight simulators plus 1 MFTD A320/340 simulator. Our pilot staff also receives simulator training at sites in the United States and Brazil.

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

During 2011, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

LAN’s CBA with the union representing our administrative personnel has been renewed in Februrary 2012, and expires in December 2015, and the CBA with Lan Express administrative personnel expires in April 2013.

The majority of Lan Argentina’s employees belong to industry-wide unions. Currently, labor relations are stable. In 2005, Lan Argentina hired employees from another airline and agreed to maintain their employment conditions and labor stability during a three-year period. The conditions and labor relations that Lan Argentina had to maintain expired on September 2008, a situation that did not generate any conflict for the company. In December 2009, salary agreements were finalized with the five unions in Lan Argentina. These agreements expired on September 2010 and were renewed in September 2011 for one year. In Lan Peru and Lan Ecuador, meanwhile, the employment relationship is smooth and stable. With respect to Lan Ecuador, there is a collective agreement in force since October 2010 with Pilots (non-union), whose duration is 3 years and 6 months. The only union that exists in this country is the Cabin Crew. It still has no legal authority to negotiate collective agreements with the Company. Notwithstanding the foregoing, the Company maintains a relationship with the union continuing to address issues of common interest and welfare. Lan Peru negotiated in 2010 a collective agreement with the union of technical and mechanical, with a duration of 4 years. The next collective bargaining with the union will occur in June 2012.

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

E. Share Ownership

As of February 29, 2012, the members of our Board of Directors and our executive officers as a group own 51.43% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our Board of Directors and our executive officers, see “—Compensation—Long Term Incentive Compensation Program”.

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of February 29, 2012, the Cueto Group controlled the Company. The Cueto Group is comprised by Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain other family members.

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

In addition, the Piñera Group sold 9.8% of the Company through two auctions in the SSE, which took place on February 25, 2010 and on March 25, 2010, respectively.

Finally, on March 24, 2010, the Piñera Group signed an agreement to sell an additional 8.0% stake in the Company to Bethia S.A.

As a result of the above, the Cueto Group controls the Company. As of February 29, 2012, the Cueto Group owned 33.90% of the voting common shares. This Controlling Shareholder is entitled to elect four of the nine members of our board of directors and is in a position to direct the management of the Company.

As of February 29, 2012, a second shareholder group, which includes our director Ramón Eblen Cádiz, owned 9.34% of our common shares. Also Bethia Group, which includes our director Carlos Heller Solari, owned 7.96% of LAN’s common shares.

The table below sets forth the beneficial ownership of common shares as of February 29, 2012, broken down between our Controlling Shareholders, other major shareholders (beneficial owners of more than 5% of the Company) and minority shareholders.

	Beneficial ownership (as of February 29, 2012)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group	115,399,502	33.87%
Costa Verde Aeronáutica S.A.	90.575.407	26.58%
Inversiones Mineras del Cantábrico S.A.	7,079,095	2.08%
Inversiones Nueva Costa Verde Aeronautica Limitada	17.745.000	5.21%
Eblen Group	31,778,049	9.33%
Inversiones Andes S.A.	22.288.695	6.54%
Other	9,489,354	2.78%
Bethia Group(1)	27.103.273	7.95%
Axxion S.A.	13.551.637	3.98%
Axxdos S.A.	13.551.636	3.98%
Others	166,456,825	48.85%

Total	340,737,649	100.00%

(1)	Additionally as of February 29, 2012, Mr. Carlos Heller, Bethia´s Vice President owned directly 48,900 common shares of Lan Airlines (0.01% of Lan Airlines’ outstanding shares)

On July 6, 2007, the SVS fined Juan José Cueto Plaza 1,620 UF (approximately US$74,000) in connection with the purchase of Shares that he carried out through Inversiones Mineras del Cantábrico on July 24, 2006. The SVS considered that such purchase had breached an obligation not to acquire Shares until the financial statements of the company became publicly available, in alleged violation of Article 165, paragraph 1 of Law No.18,045 of October 22, 1981. The SVS ruled that, although Mr. Cueto had not used any privileged information, LAN’s financial statements should be considered to be privileged information per se, and thus, created a duty to abstain from trading the securities prior to the disclosure of the financial statements. On July 26, 2007 Juan José Cueto filed an appeal of this fine before the 27° Civil Court of Santiago, which was dismissed on January 8, 2009. The defense of Mr. Cueto filed two legal recourses against the first dismissal, which were rejected by the Court of Appeals of Santiago on March 8, 2010. Against this second dismissal Juan José Cueto filed two additional and separate legal recourses, which as of this date are pending before the Supreme Court of Chile. A final decision is pending.

As of February 29, 2012, investors outside of Chile held 3.02% of our capital stock in the form of ADSs, Chilean pension funds held 15.06% of our capital stock and other minority investors held 30.78% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 29, 2012, we had 1,672 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile.

All of our shareholders have identical voting rights.

Shareholders’ Agreement

LAN, the TAM controlling shareholders and other parties have entered into shareholders agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance LAN’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties. Please see “Item 4.—Information of the Company—The Transaction Agreements—Shareholders Agreements” for more information.

B. Related Party Transactions

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our controlling shareholders. In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services.

It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party, such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2011.

Sale of Blue Express

On January 25, 2011 Lan Cargo S.A. and Inversiones Lan S.A., subsidiaries of LAN Airlines, signed a promise to sell in favor of Bethia S.A. (“Bethia”) 100% of the capital in the LAN subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A. (together referred to as “Blue Express”), companies engaged in ground courier services, operating brands and certain computer programs. The price stated in the promissory contract was US$54 million subject to any adjustments that might arise as a result of a due diligence to be conducted by Bethia.

On April 6, 2011, LAN Cargo S.A. and Inversiones LAN S.A, as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA (subsidiary of Bethia S.A.), as buyer, executed: (i) an Assignment of Social Rights; and (ii) a Share Purchase Agreement for the transfer of 100% of the capital in the LAN subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A., respectively. The final sale value of Blue Express was US$53.5 million.

Bethia S.A. is a related party to LAN in the terms of article 100 (c) of the Securities Market Law 18,045, as it is controlled by Mr. Carlos Heller, member of LAN’s Board of Directors.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data”, “Item 18. Financial Statements” and pages F-1 through F-129].

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business.

In February 2006 the EC, in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo, LAN’s cargo subsidiary) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified Lan Cargo and LAN of the initiation of proceedings against twenty-five cargo airlines, among them Lan Cargo, for allegations of anti-competitive behavior in the airfreight business.

On January 21, 2009, Lan Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, Lan Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of December 31, 2011, the pending amount to be paid during the next three years is approximately US$54 million and has been recorded within “Other Accounts Payable.”

On November 9, 2010 the EC imposed fines to 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against Lan Cargo and its parent company, LAN Airlines, totaled €8.2 million (equivalent to approximately US$11.0 million). The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. This was the lowest fine applied by the European Commission, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by Lan Cargo and Lan Airlines to the General Court in Luxembourg. The appeal is still ongoing. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

As of December 31, 2010 the Company recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses).

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On May 11, 2011, Lan Cargo announced that it had reached a settlement agreement with the class action plaintiffs in relation to this litigation. As per the settlement agreement, Lan Cargo agreed to pay US$59.7 million. In addition, ABSA also reached a settlement agreement with class action plaintiffs and agreed to pay US$6.3 million. The amounts were paid to the plaintiffs’ counsel escrow account in 2011.

In February 2006, the CCB, in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines (among them Lan Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets. Given the current stage of the proceeding, it is not possible at this time to anticipate with any precision the outcome of the investigation. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including Lan Cargo and Lan Airlines in Canada. On January 31, 2012, the respective Board of Directors of Lan Airlines and Lan Cargo approved a settlement agreement with the class actions plaintiffs. As per the settlement agreement, Lan Airlines and Lan Cargo agreed to pay the amount of CAD$700,000 (approximately US$701,192 as of March 28, 2012). The settlement agreement and payment are pending court approval.

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

In January 2007, we announced that we had provided, through our wholly owned subsidiary, Atlantic Aviation Investments LLC (“AAI”), a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”), convertible into shares of New Varig. On March 28, 2007, GOL announced that it was acquiring 100% of the equity participation in New Varig. Pursuant to the terms of the relevant loan agreements, upon the sale of New Varig to GOL, we sought repayment of the principal of the loans plus interest from Varig Logística S.A. (“VarigLog”), the parent company of New Varig. VarigLog failed to respond to our demands for repayment and we subsequently filed a lawsuit in New York State court on August 29, 2007, seeking repayment of the outstanding principal plus interest. On October 10, 2008, the Court granted summary judgment in our favor for the full principal amount of the loans, US$17.1 million and entered a final judgment on December 1, 2008. The Court also held that AAI was entitled to collect the interest due under the loan agreement along with reasonable attorneys’ fees. After a hearing, a special referee appointed by the Court to decide the issue recommended that AAI recover US$1.9 million in accrued interest and attorneys’ fees, and the Court approved that recommendation. VarigLog appealed that decision, and the decision was upheld. On March 3, 2009, VarigLog filed an insolvency proceeding (recuperação judicial) before the bankruptcy court in Brazil, and on March 31, 2009, VarigLog filed a Chapter 15 petition in bankruptcy court in Florida seeking recognition of its Brazilian filing. The Florida court has entered an order, based upon AAI’s stipulation with VarigLog pursuant to which there would be no stay against the continuation and commencement of legal actions by AAI against VarigLog and any of its affiliates but AAI would not be able to take any action against two discrete VarigLog assets located in the United States. AAI continues its enforcement efforts to recover the amounts owed to it by VarigLog under the loan agreements.

In July 2009, as a result of VarigLog’s continued failure to repay the amount owed to AAI, we instituted a second lawsuit in New York State court against MatlinPatterson Global Advisers LLC, MatlinPatterson Global Opportunities Partners II LP, MatlinPatterson Global Opportunities (Cayman) II LP and Volo Logistics LLC (collectively, the “MP Entities”), seeking to hold them liable as the alter egos of VarigLog and asserting separate contract-based claims related to AAI’s loans to VarigLog. If AAI succeeds in its alter ego claim, the MP Entities would be liable for VarigLog’s debts, and obligated to repay what VarigLog has been adjudged to owe AAI by the prior decisions of the New York courts. The Court denied in large part the MP Entities motion to dismiss AAI’s complaint on April 23, 2010. Thereafter, the MP Entities answered AAI’s complaint and filed counter-claims against AAI and its direct and indirect parents, LAN Pax Group S.A. (“LAX Pax”) and LAN Airlines S.A. (“LAN Airlines”), seeking declaratory relief and damages for breach of contract and tortious interference with contract. AAI and LAN Airlines moved to dismiss all of the counterclaims. AAI also moved for summary judgment on one of its breach of contract claims in September 2010. In May 2011, the Court granted summary judgment in favor of AAI as to the MP Entities’ liability for breach of contract. In the same decision, the Court dismissed the majority of the MP Entities’ counterclaims. The MP Entities have separately appealed both the Court’s decision granting AAI summary judgment and the decision to dismiss the majority of the MP Entities’ counterclaims. In February 2012, the Appellate Court unanimously affirmed the lower Court’s grant of summary judgment in favor of AAI on the issue of liability. The MP Entities are seeking permission from the Court to further appeal that decision. If the Appellate Court's affirmance of the lower Court's grant of summary judgment is undisturbed, AAI will resume proceedings before the lower Court to fix the amount of damages the MP Entities owe AAI.

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

Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information—Taxation—Cash Dividends and Other Distributions”). Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for our common shares is the SEE. The common shares have been listed on the SEE under the symbol “LAN” since 1989, and the ADSs have been listed on the NYSE under the symbol “LFL” since November 7, 1997. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the SEE for the common shares and the high and low closing prices on the NYSE for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

Period	Ch$ per Common Share		US$ per ADS
	Low	High	Low	High

2007(1)	5,839.90	8,997.00	13.03	84.15

2008	4,350.00	7,110.00	6.90	14.87

2009	7,798.10	8,664.30	15.77	16.90

2010
Quarters:
First Quarter	8,120.00	9,470.00	15.60	18.36
Second Quarter	9,200.00	10,550.00	16.65	20.00
Third Quarter	10,000.00	15,900.00	18.74	30.50
Fourth Quarter	14,200.00	15,600.00	29.07	32.68

Annual:
Annual 2010	14,790.00	15,600.00	30.79	32.68

2011
Quarters:
First	11,755.00	15,150.00	24.30	31.39
Second	9,200.00	10,550.00	25.15	29.57
Third	10,000.00	15,900.00	20.56	31.91
Fourth	14,200.00	15,600.00	18.65	25.98

Months:
September 2011	10,960,00	13,600.00	20.56	29.45
October 2011	14,200.00	15,238.00	18.65	25.98
November 2011	15,600.00	14,500.00	21.45	25.34
December 2011	11,970.00	12,490.00	22.83	24.49
Annual:
Annual 2011	14,790.00	15,600.00	18.65	31.91

2012
Months:
January 2012	13,250.00	15,150.00	23.18	25.34
February 2012	12,000.00	14,730.00	25.13	27.92
March 2012 (through March 28, 2012)	12,948.00	14,300.00	26.25	29.34

Source: Santiago Stock Exchange and the New York Stock Exchange

(1)	In August 2007, the ADR to common share ratio was changed from 5:1 to 1:1.

As of February 29, 2012, a total of 340,737,649 common shares were outstanding, including 10,283,898 common shares represented by ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

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

The SSE is Chile’s principal exchange and accounts for approximately 86.87% of securities traded in Chile. Approximately 12.91% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading is conducted on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the SSE. In 1991, the SSE initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system; a firm offers system or daily auctions. Trading through the open voice system occurs on each business day between 9:30 a.m. to 4:30 p.m. The SSE has an electronic system of trade, called Telepregón HT, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:00 p.m. (or 5:00 p.m., depending on the period of the year). The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. (or 5:30 p.m., depending on the period of the year) on each business day. In February 2000, the SSE Off-Shore Market began operations. In the Off-Shore Market, publicly offered foreign securities are traded and quoted in U.S. dollars.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

This Item reflects recent legal amendments effected by Chilean Law No. 20,382 on Corporate Governance, which was enacted on October 20, 2009, and came into effect on January 1, 2010, and Chilean Law No. 20,552, which modernize and encourage competition in the financial system, enacted on November 6, 2011 and into effect on December 17, 2011.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws and the Chilean Corporation Law. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing a recent legal amendment has forbidden certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the SVS, either voluntarily or pursuant to a legal obligation. In addition, Article 5 of the Chilean Securities Market Law indicates which corporation’s shares must be registered with the Securities Registry:

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

Under Article 54 of the Securities Market Law and under SVS regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly traded company, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. In the first place, the potential acquiror must send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the SVS and the Chilean stock exchanges on which the target’s securities are listed, stating, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations. Subsequently, the potential acquiror must also inform the public of its planned acquisition by means of a publication in two Chilean newspapers with national distribution and by uploading such notice to the acquiror’s website, if available. Both requirements shall be met at least ten business days prior to the date on which the acquisition transaction is to close, and in any event, as soon as negotiations regarding the change of control have been formalized or when confidential information or documents concerning the target are delivered to the potential acquiror. The notices must state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

As of February 29, 2012, our share capital consisted of 340.381.831 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to an employee compensation plan approved by extraordinary shareholders’ meetings dated April 5, 2007 and October 29, 2009, the issuance of certain shares has been authorized but that has not been made effective in full, as such issuance is subject to the exercising of rights granted to certain employees that expire on March 31, 2012.

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

We intend to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with the preparation and filing of a registration statement with the SEC, as well as the indirect benefits of enabling the exercise by the holders of ADSs and shareholders located in the United States of preemptive rights and any other factors we consider appropriate at the time. No assurances can be given that any registration statement would be filed. If preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. The inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.

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

Corporations may enter into transactions with related parties if (i) the transaction is in the interest of the corporation, (ii) the transaction is made on an arm’s-length basis at market conditions, (iii) the individuals involved in the transactions report them immediately to the board, (iv) the transaction is approved after a reasoned explanation by the majority of the board, excluding those directors or liquidators that are involved in the transaction (who shall, nonetheless, render an opinion on the matter if required by the board), (v) the decisions of the board is disclosed at the next shareholders’ meeting, and (vi) in case the majority of the board is disqualified to vote, the majority of the non-involved directors have approved the transaction, or two thirds of the voting shares have approved the transaction).

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

The Chilean Corporation Law sets forth a number of exceptions to the foregoing rules. In the following situations, transactions with related parties may be carried out without complying with the foregoing rules: (i) if a transaction does not involve a substantial amount (if it does not exceed 1.0% of the net worth of the company and does not exceed the equivalent of 2,000 UF or approximately US$92,000 as of the date of this annual report on Form 20F) unless such a transaction exceeds 20,000 UF (for this calculation all similar transactions carried out within a consecutive 12-month period between the same parties or for the same subject matter, shall be deemed as a single transaction), (ii) transactions which according to the policies determined by the board of directors, are deemed to be within the ordinary course of business (the determination of such policies shall be disclosed as a material fact and made available to shareholders), and (iii) if the counterparty is an entity in which the publicly-traded company has, directly or indirectly, at least a 95.0% ownership. As per the exemption indicated in (ii) above, on December 29, 2009, the Board of Directors of LAN determined the cited policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LAN’s website under the “Corporate Governance” section.”

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). Lan Airlines’ by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on December 21, 2011, and the most recent ordinary annual meeting of our shareholders was held on April 29, 2011.

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

Material Contracts

Boeing

Boeing 767-300 Fleet

On May 9, 1997, we entered into the Aircraft General Terms Agreement with The Boeing Company (“AGTA”), applicable to all Boeing aircraft contracted for purchase from The Boeing Company.

On January 30, 1998, we entered into Purchase Agreement No. 2126 with The Boeing Company (“Purchase Agreement No. 2126”) to acquire two Boeing 767-300 passenger aircraft.

On November 11, 2004, we entered into supplemental agreement No. 16 to the Purchase Agreement No. 2126 to acquire one additional Boeing 767-300 freighter aircraft and three Boeing 767-300 passenger aircraft. The estimated gross value (at list prices) of these aircraft was US$140,000,000.

On April 28, 2005, we entered into supplemental agreement No. 20 to the Purchase Agreement No. 2126 to acquire two additional Boeing 767-300 freighter aircraft and one Boeing 767-300 passenger aircraft. The estimated gross value (at list prices) of these aircraft was US$300,000,000.

On July 20, 2005, we entered into supplemental agreement No. 21 to the Purchase Agreement No. 2126 to acquire three Boeing 767-300 passenger aircraft. The estimated gross value (at list prices) of these aircraft was US$410,000,000.

On March 31, 2006, we entered into supplemental agreement No. 22 to the Purchase Agreement No. 2126 to acquire three Boeing 767-300 aircraft. Furthermore, we converted two Boeing 767-300 freighter aircraft to two Boeing 767-300 passenger aircraft. The estimated gross value (at list prices) of these aircraft was US$430,000,000.

On December 14, 2006, we entered into supplemental agreement No. 23 to the Purchase Agreement No. 2126 to acquire three additional Boeing 767-300 passenger aircraft. The estimated gross value (at list prices) of these aircraft was US$460,000,000.

On November 10, 2008, we entered into supplemental agreement No. 24 to the Purchase Agreement No. 2126 to acquire four additional Boeing 767-300 passenger aircraft and two purchase rights for Boeing 767-300 aircraft. Two of these aircraft were delivered in 2011, while the other two aircraft have a scheduled delivery date in 2012. The estimated gross value (at list prices) of these aircraft was US$636 million.

On March 22, 2010, we entered into supplemental agreement No. 28 to the Purchase Agreement No. 2126, whereby we agreed to accelerate the delivery of ten 787-8 aircraft, substitute four aircraft from 787-916 to 787-816 and substitute three 767-316ER to 767-316F freighter aircraft. Moreover, on November 10, 2010, we entered into supplemental agreement No. 29 to the Purchase Agreement No. 2126, whereby we agreed to accelerate the delivery of three Aircraft and substitute those three aircraft from 767-316F to 767-316ER.

On February 15, 2011, we entered into supplemental agreement No. 30 to the Purchase Agreement No. 2126 to acquire three additional Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$510 million.

On May 10, 2011, we entered into supplemental agreement No. 31 to the Purchase Agreement No. 2126 to acquire five additional Boeing 767-300 passenger aircraft and four purchase rights for Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$870 million.

On December 22, 2011 we entered into supplemental agreement No. 32 to the Purchase Agreement No. 2126 to exercise two purchase options for two additional Boeing 767-300 passenger aircraft, while the remaining purchase options were deleted. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$340 million.

Boeing 787-8/9 Fleet

On October 29, 2007, we entered into Purchase Agreement No. 3256 with the Boeing Company (“Purchase Agreement No. 3256”) to acquire eighteen Boeing 787-8 aircraft and eight Boeing 787-9 aircraft to be delivered between 2012 and 2016. This purchase agreement provides us with the option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018. The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract is US$3.2 billion.

On March 22, 2010, we entered into supplemental agreement No. 1 to the Purchase Agreement No. 3256 to advance the schedule delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.

On July 8, 2010, we entered into supplemental agreement No. 2 to the Purchase Agreement No. 3256 to advance the schedule delivery date of two Boeing 787-8 aircraft.

Boeing 777 Freighter Fleet

On July 3, 2007, we entered into Purchase Agreement No. 3194 with the Boeing Company (“Purchase Agreement No. 3194”) to acquire two Boeing 777 freighter aircraft with schedule deliveries dates in 2011 and 2012. The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract was US$545 million.

On March 22, 2010, we entered into letter agreement 6-1162-KSW-6454R2 to the Purchase Agreement No. 3194 to transfer two purchase rights from Purchase Agreement No. 2126 to Purchase Agreement No. 3194.

On November 2, 2010, we entered into supplemental agreement No. 2 to the Purchase Agreement No. 3194, to exercise one of the two options for a Boeing 777 freighter aircraft with schedule delivery date in 2012. The estimated gross value (at list prices) of this aircraft was US$280 million.

On September 22, 2011, we entered into supplemental agreement No. 3 to the Purchase Agreement No. 3194 to advance the schedule delivery date of one firm Boeing 777 freighter aircraft during 2012.

Airbus

On March 20, 1998, we entered into the Second A320 Family Purchase Agreement with Airbus S.A.S. (“Second A320 Family Purchase Agreement”) to acquire five Airbus 320 family aircraft.

On November 14, 2003, we entered into amendment No. 1 to the Second A320 Family Purchase Agreement to exercise three purchase rights for Airbus 319 aircraft, among other things.

On October 4, 2005, we entered into amendment No. 2 to the Second A320 Family Purchase Agreement to acquire twenty five additional Airbus 320 family aircraft and fifteen purchase rights for Airbus A320 family aircraft.

On March 6, 2007, we entered into amendment No. 3 to the Second A320 Family Purchase Agreement to exercise fifteen purchase rights for fifteen Airbus A320 family aircraft.

On December 23, 2009, we entered into amendment No. 5 to the Second A320 Family Purchase Agreement to acquire thirty additional Airbus A320 family aircraft. The estimated gross value (at list prices) of these aircraft was US$2.0 billion.

According to clause 12.2 of the Second A320 Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

On May 10, 2010, we entered into amendment No. 6 to the Second A320 Family Purchase Agreement to convert the aircraft type of three aircraft and advance the scheduled delivery date of thirteen aircraft.

On May 19, 2010, we entered into amendment No. 7 to the Second A320 Family Purchase Agreement to advance the scheduled delivery date of three aircraft.

On September 23, 2010, we entered into amendment No. 8 to the Second A320 Family Purchase Agreement to convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.

On December 21, 2010, we entered into amendment No. 9 to the Second A320 Family Purchase Agreement to acquire fifty additional Airbus A320 family aircraft. The estimated gross value (at list prices) of these aircraft was US$2,600,000,000.

On June 10, 2011, we entered into amendment No. 10 to the Second A320 Family Purchase Agreement to convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.

On November 3, 2011, we entered into amendment No. 11 to the Second A320 Family Purchase Agreement to convert the aircraft type of three aircraft and defer the schedule delivery date of four aircraft.

On June 22, 2011, we entered into A320 NEO Purchase Agreement (“A320 NEO Purchase Agreement”) to acquire twenty Airbus 320 NEO family aircraft with schedule delivery dates in 2017 and 2018. The estimated gross value (at list prices) of these aircraft is US$1.7 billion.

Between April and August 2011, we entered into Buyback Agreements No. 3001, 3030, 3062, 3214 and 3216 with Airbus Financial Services for the sale of five A318 aircraft for approximately US$107 million.

For more information, see “Item 4. Information on the Company—Fleet—Fleet Leasing and Financing Arrangements”.

GE Commercial Aviation

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.

For more information, see “Item 4. Information on the Company—Fleet—Fleet Leasing and Financing Arrangements”.

GE Engine Services

On December 17, 2010, we entered into a Digital Services Agreement with GE Engine Services, LLC, for the provision of operational analysis, performance and maintenance services of aircraft engines.

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

General Electric Company

On July 11, 2011 we entered into Letter Agreement No. 12 to the General Terms Agreements No. 6-9576 with General Electric Company for the purchase of four new CF6 80CB6F engines with delivery on 2013 and one purchase right for a CF6 80CB6F engine.

Pratt & Whitney Engine Leasing

On July 28, 2011, we entered into Used PW6122A Five Engine Purchase Agreement with Pratt & Whitney Engine Leasing, LLC for the sale of five PW6122A engines.

Proposed Merger Agreements

On January 18, 2011, we and Costa Verde Aeronáutica and Mineras del Cantábrico (we refer to these entities together as the “LAN controlling shareholders”) entered into an implementation agreement and an exchange offer agreement (we refer to these agreements together as the “transaction agreements”) with TAM S.A., TAM Empreendimentos e Participações S.A. (we refer to this entity as the “TAM controlling shareholder”) and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (we refer to these individuals together as the “Amaro family”), which set forth the terms and conditions of a proposed business combination of LAN and TAM. For more information, see “Item 4. Information on the Company—The Transaction Agreements”. On January 12, 2012 the transaction agreements were extended until June 30, 2012.

On January 25, 2012, the Company, LAN controlling shareholders Costa Verde Aeronáutica S.A. and Mineras del Cantábrico S.A., and TEP Chile S.A. entered into a Shareholders Agreement, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LAN common shares and TEP Chile’s voting shares of Holdco I, following the effective time of the proposed combination with TAM.

On January 25, 2012, we entered into a Shareholders Agreement with TEP Chile S.A., which sets forth our agreement concerning the governance, management and operation of the LATAM Group following the effective time of the proposed combination with TAM.

On January 25, 2012, the Company, TEP Chile and Holdco I S.A. entered into a Shareholders Agreement, which sets forth our agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, following the effective time of the proposed combination with TAM.

On January 25, 2012, the Company, TAM S.A., TEP Chile S.A. and Holdco I S.A. entered into a Shareholders Agreement, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time of the proposed combination with TAM.

For more information, see “Item 4. Information on the Company—Shareholders Agreements”.

Sale of Blue Express

On January 25, 2011 Lan Cargo S.A. and Inversiones Lan S.A., subsidiaries of LAN Airlines, signed a promise to sell in favor of Bethia S.A. (“Bethia”) 100% of the capital in the LAN subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A. (together referred to as “Blue Express”), companies engaged in ground courier services, operating brands and certain computer programs. The price stated in the promissory contract was US$ 54 million subject to any adjustments that might arise as a result of a due diligence to be conducted by Bethia.

On April 6, 2011, LAN Cargo S.A. and Inversiones LAN S.A, as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA (subsidiary of Bethia S.A.), as buyer, executed: (i) an Assignment of Social Rights; and (ii) a Share Purchase Agreement for the transfer of 100% of the capital in the LAN subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A., respectively. The final sale value of Blue Express was approximately US$53.5 million.

D. Exchange Controls

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

Article 47 of the Central Bank Act and former Chapter XXVI of the Central Bank Foreign Exchange Regulations regulated the foreign exchange aspects of the issuance of ADSs by a Chilean company until April 2001. According to former Chapter XXVI, the Central Bank of Chile and the depositary had to enter into an agreement in order to gain access to the formal exchange market. The issuers of the shares underlying the ADSs and the custodian could also be parties to these agreements and we are party to such agreement.

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

•	the requirement of prior approval by the Central Bank of Chile for certain operations;

•	mandatory return of foreign currency to Chile; and

•	mandatory conversion of foreign currency into Chilean pesos.

Under the new regulations, only the following limitations apply to these operations:

•	the Central Bank of Chile must be provided with information related to certain operations; and

•	certain operations must be conducted with the Formal Exchange Market.

The Central Bank of Chile also eliminated Chapter XXVI of the Compendium of Foreign Exchange Regulations, which regulated the establishment of an ADR facility by a Chilean company. Pursuant to the new rules, it is no longer necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility nor to enter into a foreign investment contract with the Central Bank of Chile. The establishment of an ADR facility is now regarded as an ordinary foreign investment, and simply requires that the Central Bank of Chile be informed of the transaction pursuant to Chapter XIV of the amended Compendium of Foreign Exchange Regulations and that the foreign currency transactions related thereby be conducted through the Formal Exchange Market.

However, all contracts executed under the provisions of former Chapter XXVI (including the foreign investment contract among Lan Airlines, the Central Bank of Chile and the ADS depositary, or the “Foreign Investment Contract”), remain in full force and effect and continue to be governed by the provisions, and continue to be subject to the restrictions, set forth in former Chapter XXVI at the time of its abrogation. Our Foreign Investment Contract guarantees ADS investors access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and repatriate amounts received with respect to deposited common shares or common shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them).

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

The following is a summary of material provisions of the Foreign Investment Contract, a form of which was filed as an exhibit to the registration statement on Form F-1 (File No. 333-7750) that we filed on October 10, 1997 in connection with our November 6, 1997 offering. This summary is not complete and is qualified in its entirety by reference to former Chapter XXVI and the Foreign Investment Contract.

Under former Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common shares upon surrender of ADRs, access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit those dollars outside Chile) in respect of common shares represented by ADSs or withdrawn shares, including amounts received as:

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

Former Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments is conditioned on our certifying to the Central Bank of Chile that a dividend payment has been made and that any applicable tax has been withheld. We agreed to provide this certification. former Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of withdrawn shares, or distribution on them, is conditioned upon receipt by the Central Bank of Chile of a certification by the depositary or custodian, as the case may be, that the common shares have been withdrawn in exchange for delivery of the appropriate ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect to them (except in connection with the proposed sale of the common shares) until the withdrawn shares are redeposited.

Former Chapter XXVI and the Foreign Investment Contract provided that a person who brings foreign currency into Chile to purchase common shares pursuant to the Foreign Investment Contract must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in common shares within five banking business days in order to receive the benefits of the Foreign Investment Contract. If a person does not invest in common shares within that period, that person can access the Formal Exchange Market to reacquire foreign currency, provided that the request is presented to the Central Bank of Chile within seven banking business days of the initial conversion into pesos. Common shares acquired as described above may be deposited in exchange for ADRs and will receive the benefits of the Foreign Investment Contract, subject to:

•	receipt by the Central Bank of Chile of a certificate from the depositary that the common shares have been deposited and that the related ADRs have been issued; and

•	receipt by the custodian of a declaration from the person making the deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited common shares.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to former Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on the request within seven banking days, the request is deemed approved.

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

On May 10, 2007, the Board of the Central Bank of Chile resolved to interpret the regulations regarding the former Chapter XXVI in connection with the access granted to the Formal Exchange Market. These regulations allowed entities that carry out capital increases by means of the issuance of cash shares before August 31, 2007 to apply the aforementioned regulation to their capital increases, but only once and only if those shares can be fully subscribed and paid by August 31, 2008, among other conditions. Consequently, capital increases carried out after August 31, 2007 will have no guaranteed access to the Formal Exchange Market. Furthermore, there is no assurance that (i) additional Chilean restrictions may be inapplicable to the holders of ADRs, (ii) the disposition of underlying shares or the repatriation of the proceeds from such disposition will be subject to restrictions in the future, and (iii) we cannot assess the duration or impact of such restrictions if imposed. Furthermore, the Central Bank of Chile interpreted in December 9, 2004, that new shares issued by Chilean banking institutions in connection with a merger of an issuer of ADSs that has previously executed a Foreign Investment Contract with the Central Bank of Chile with another company, are not covered by the terms of such Foreign Investment Contract. The Central Bank of Chile granted to Chilean banking institutions only and for a term of 90-days from December 9, 2004, the option to subject to the Foreign Investment Contract any shares issued as a result of a merger after the execution of such contract.

Therefore, any shares to be issued by LAN pursuant to the exchange offer and the mergers will not be covered by the Foreign Investment Contract. Based on the foregoing, and in order for all ADS to be subject to the same exchange control regime, LAN’s Board of Directors has resolved to enter into a termination agreement with respect to the Foreign Investment Contract. ADR holders will be notified about this termination in accordance to Section 16 of the depositary agreement. See item 3. “D Risks Relating to Exchange Offer and Mergers involving TAM S.A.” for a description of the exchange offer and the mergers.

Upon termination of the Foreign Investment Contract, the ADR program will be governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad”. According to Chapter XIV, the establishment of an ADR program is regarded as an ordinary foreign investment, and it is not necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility. The establishment of an ADR facility only requires that the Central Bank of Chile be informed of the transaction, and that the foreign currency transactions related thereby be conducted through the Formal Exchange Market.

Investment in Our Shares and ADRs after the mergers

Investments made in shares of our common stock after the mergers will be subject to the following requirements:

•	any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•

any foreign investor acquiring shares of our common stock to be converted into ADSs or deposited into an ADR program who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;

•

all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

•

all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile by the intervening entity of the Formal Exchange Market.

When funds are brought into Chile for a purpose other than to acquire shares to convert them into ADSs or deposit them into an ADR program and subsequently such funds are used to acquire shares to be converted into ADSs or deposited into an ADR program such investment must be reported to the Central Bank of Chile by the custodian within 10 days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank of Chile.

When funds to acquire shares of our common stock or to acquire shares to convert them into ADSs or deposit them into an ADR program are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank of Chile directly by the foreign investor or by an entity participating in the Formal Exchange Market within ten days following the end of the month in which the investment was made.

All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank of Chile by the entity participating in the transaction. In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within the first ten calendar days of the month following the date on which the payment was made.

There can be no assurance that additional Chilean restrictions applicable to the holders of ADSs, the disposition of shares of our common shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank of Chile’s Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website at www.bcentral.cl.

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

E. Taxation

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

Cash Dividends and Other Distributions

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. In 2011 the First Category Tax rate was 20%., and 18.5% for fiscal year 2012. From 2013 onwards, the rate of First Category Tax will revert back to 17%. In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an First Category Tax rate of 17%, and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

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

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)

1 – (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the Company’s Taxable Profit Fund. The Effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, which result in a effective rate of 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, from 2004 until 2010, the First Category Tax rate was 17%, which results in an effective rate of Withholding Tax of 21.69%, In 2011 the First category Tax rate was 20%, which results in a effective rate of Withholding Tax of 18,75%. In 2012 the First category Tax rate will be 18,5%, which results in a effective rate of Withholding Tax of 20,25%. From 2013 onwards the First category Tax rate will be 17%, which results in a effective rate of Withholding Tax of 21,69%

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If as of December 31 of the year in which the dividend is paid, the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

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

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax (currently imposed at a rate 20% for 2011, 18.5% for 2012 and 17% from 2013 onwards) and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. Unless the gain subject to taxation can be determined, case in which the withholding is equal to 17%, 20% or 18,5%, whichever is applicable, on the gain, or (ii) 20% of the total amount (the sale price without any deduction), paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 UF (US$9,219 as of March 28, 2012) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

The tax basis of common shares received in exchange for ADRs will be the acquisition value of the common shares on the date of exchange duly adjusted for local inflation. The valuation procedure set forth in the deposit agreement, which values common shares which are being exchanged at the highest price at which they trade on the SSE on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for common shares and the immediate sale of the common shares for the value established under the

Deposit Agreement will not generate a capital gain subject to taxation in Chile, provided that the sale of the common shares is made on the same date on which the exchange of ADRs for common shares is recorded, or if the price of the common shares at the exchange date, as determined above, is higher than the price at which the common shares are sold.

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

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common shares and ADSs by a beneficial owner that is: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source. For purposes of this discussion, we refer to these owners of common shares and ADSs as U.S. Holders.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to your decision to purchase ADSs or common shares. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or common shares as capital assets and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), including, but not limited to banks or other financial institutions, regulated investment companies, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities, tax-exempt organizations, insurance companies, brokers or dealers in securities or foreign currencies, traders in securities electing to mark to market, holders that own or are treated as owning 10% or more of our voting common stock, holders that acquired ADSs or common shares pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding ADSs or common shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. If a partnership holds ADSs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our ADSs or common shares should consult its own tax advisor.

The discussion below is based upon the provisions of the Code, its legislative history, existing and proposed U.S. treasury regulations, rulings and court decisions as of the date hereof, and such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreements relating to the ADRs and any related agreements will be performed in accordance with their terms.

HOLDERS AND/OR PROSPECTIVE PURCHASERS OF ADSs OR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

The following summary assumes that ADSs and common shares are not stock of a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 or 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

ADRs

In general, if you are a U.S. Holder of ADRs evidencing our ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying common shares that are represented by those ADSs and evidenced by those ADRs.

Taxation of Dividends

Distributions of cash or property (other than common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to ADSs or common shares, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be included in a U.S. holder’s gross income as ordinary income on the date on which you receive the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. Dividends paid in Chilean pesos generally will be included in a U.S. holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividends, in the case of common shares, or the date the depositary receives the dividends, in the case of common shares represented by ADSs. U.S. Holders are encouraged to consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into U.S. dollars after they are received. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the ADSs or common shares and, thereafter, as capital gain.

We do not maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should assume that any distribution made by us (other than common stock distributed pro rata to all our shareholders, as discussed above) will be treated as a dividend for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in taxable years before January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Because our common shares are not expected to be listed on any U.S. securities market, the U.S. dollar amount of dividends received with respect to our common shares (including dividends received by a noncorporate U.S. Holder in taxable years beginning before January 1, 2013) will be subject to taxation at ordinary income tax rates. Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign source income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability or for deduction in computing such U.S. Holder’s U.S. federal taxable income. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under “—Taxation—Chilean Taxation—Cash Dividends and Other Distributions”), the excess tax will not be creditable or deductible. For purposes of calculating the foreign tax credit, dividends paid on the common shares will generally constitute foreign source “passive income.” U.S. Holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. U.S. Holders are encouraged to consult their tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular circumstances.

U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Capital Gains or Losses

If you are a U.S. Holder, gain or loss realized on the sale, exchange or other taxable disposition of ADSs or common shares, generally will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by a noncorporate U.S. Holder generally is subject to preferential tax rates. The deductibility of capital losses is subject to significant limitations.

Any gain or loss recognized by a U.S. Holder on such a sale, exchange or other taxable disposition will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Accordingly, in the case of a disposition of common shares (which, unlike a disposition of ADSs, could be taxable in Chile), a U.S. Holder may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of the common shares (see “—Taxation—Chilean Taxation—Capital Gains”) unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources, in the appropriate income category. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are encouraged to consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular situation.

Deposits and withdrawals of common shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Given the nature of its business, LAN is exposed mainly to three market risks:

•	Jet fuel price fluctuations;

•	Interest rate fluctuations; and

•	Exchange rate fluctuations.

The level of exposure to these risks is periodically assessed to determine the extent to which LAN should hedge against them and the most effective mechanisms to implement the hedge. LAN purchases derivative instruments in foreign markets to offset market risk exposure, typically utilizing a mixture of call options, collar structures and fixed price swaps agreements. LAN does not hold derivative contracts for trading purposes.

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

We are exposed to fuel hedging transaction losses if the counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. For more information see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel which could materially impact our business” .

During 2011, 2010 and 2009 we entered into a mix of swaps, calls, zero cost collars and collars option contracts on WTI with investment banks and other financial entities for notional fuel purchases. In 2011, 397.8 million gallons were purchased, which represented 69.8% of our total annual fuel consumption; in 2010, 282.7 million gallons were purchased, which represented 55.5% of our fuel consumption; and in 2009, 205.2 million gallons were purchased, which represented 45.7% of our total fuel consumption. The combined result of these contracts was a gain of US$39.9 million in 2011, compared to a gain of US$1 million in 2010 and a loss of US$128.7 million in 2009. As of December 31, 2011, the fair value of our outstanding fuel related derivative contracts was estimated to be US$30.6 million (asset).

	Fair value by quarter, as of December 31, 2011
	1Q12	2Q12	3Q12	Total
	(in US$ millions)
Fair value of outstanding fuel derivative contracts	10.5	12.5	7.6	30.6

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

The following table shows the sensitivity analysis of the financial instruments reflecting reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2012, the final date of the last current fuel hedge contract. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2011, 2010 and 2009.

The Company seeks to reduce the risk of increases in fuel price in order to maintain its competitivity, therefore hedging instruments like swaps, options and collars are used to partially hedge against these fuel price fluctuations.

	Position as of December 31 (effect on equity),
WTI benchmark price	2011	2010	2009
(US$ per barrel)	(millions of US$)
+5	+16.5	+16.7	+14.6
-5	-13.8	-15.7	-13.6

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IAS 39 (IFRS principles for recognizing and measuring financial instruments).

Given the fuel hedge structure as of December 31, 2011, which considers a hedge-free portion, a vertical fall by US$5 in the WTI benchmark price (the monthly daily average) for each month would have meant savings of approximately US$42.5 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the WTI benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$39.5 million of the Company’s total fuel consumption.

Risk of Fluctuations in Interest Rates

As of December 31, 2011, LAN’s debt amounted to US$3,516 million in interest bearing loans. LAN uses swaps and caps to reduce the impact of an increase of interest rates. As of December 31, 2011, 82% of our outstanding debt was effectively at fixed rate either as fixed rate loans or variable rate loans hedged using a floating to fix rate derivative instrument.

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

In July 2003, we purchased four interest rate cap contracts for a total notional amount of US$127.7 million. These caps are intended to limit the Company’s exposure arising from variable-rate debt. These contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps match perfectly. As of December 31, 2011, the fair value of these contracts has been estimated at US$9.7 thousand.

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

In the first half of 2006, the Company also entered into ten fixed-floating interest rate swap contracts in order to hedge the variable interest payments on the unhedged portion of existing debt of approximately US$46.7 million. Additionally, in May 2006 the Company entered into thirty-two forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of thirty-two A320-Family Aircraft to be delivered between 2006 and 2009. Out of these thirty-two contracts, twenty-five were contracted directly with the debt provider, while the remaining seven swaps were contracted with a different institution. In 2009 all of the thirty-two aircraft were delivered to the Company. Out of the thirty-two abovementioned contracts, twenty-five were converted into fixed interest rate debt.

In June 2006 the Company entered into eleven forward starting interest rate swap contracts in order to hedge the LIBOR exposure of the financing of 11 Boeing 767-300 ER aircraft to be delivered between 2006 and 2009. All of those aircraft have already been delivered to the Company, and the corresponding swap and loan were restructured into fixed rate debt.

In August 2007 the Company entered into three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the debt financing of three Boeing 767-300 ER aircraft to be delivered in 2009. This debt allows for conversion of the variable interest rate loan into fixed interest rate debt by capital markets financing after the arrival of the aircraft. As of December 31, 2011, the three aircraft had been delivered to the Company. The first aircraft was refinanced through a fixed interest rate bond issued in December 2009, the second was refinanced through a fixed interest rate bond issued in June 2010 and the third was refinanced through a fixed interest rate bond issued in April 2010. In September 2007, the Company entered into another three forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of three Airbus A320-Family Aircraft to be delivered in 2010.

In June 2008, the Company entered into 14 forward starting interest rate swaps contracts in order to hedge the LIBOR exposure of the financing of 12 A320-Family Aircraft that were delivered in 2010 and 2011, two Boeing 767-300 aircraft that were delivered in 2011 and two Boeing 787-8 to be delivered in 2012.

As of December 31, 2011, the fair value of all the aforementioned interest rate swaps was estimated to be a negative US$159.4 million.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for two Boeing 767-300 F aircraft delivered in 2001, 17 Boeing 767-300 Passenger and Freighter aircraft delivered in 2005, 2006, 2007, 2008 and 2009 and 32 Airbus A320-Family Aircraft delivered in 2006, 2007, 2008 and 2009, has enabled the Company to have a predictable interest rate costs, reducing the cash volatility. As of December 2011, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.5%.

The following table summarizes our principal payment obligations on our interest-bearing long-term debt and capital leases as of December 31, 2011 and the related average interest rates. The average interest rates for U.S. dollar liabilities are calculated based on the prevailing interest rate on December 31, 2011 for each loan.

	Principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2012	2013	2014	2015	2016	Thereafter 2017
	(in US$ millions)
Liabilities
U.S. dollars	4.5%	509.7	840.6	342.2	323.0	317.7	1215.2

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2011 on our debt after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	Position as of December 31 (effect on pre-tax earnings)
	2011	2010	2009
	(in US$ millions)
Increase (decrease) in Libor
+100 basis points	-3.06	-1.18	-0.87
-100 basis points	+3.06	+1.18	+0.87

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

	Position as of December 31 (effect on equity)
	2011	2010	2009
	(millions of US$)
Increase (decrease) in three month Libor
Future rates
+100 basis points	+40.70	+42.39	+49.64
-100 basis points	-43.20	-45.35	-53.23

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

Risk of Variation in Foreign Currency Exchange Rates

LAN sells most of its services in U.S. dollars (or prices equivalent to the U.S. dollar), and a large part of its expenses are denominated in U.S. dollars (or its equivalents), particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Of the Total expenses, the main item denominated in local currencies is Remunerations. During 2011, 78% of our operating revenues and 53% of our operating expenses were denominated in U.S. dollars. However, because we conduct business in local currencies in several countries, we face the risk of variations in foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican peso, the Peruvian nuevo sol, the Venezuelan bolivar or the euro against the U.S. dollar could have an adverse effect on us as part of our revenues and receivables are denominated in those currencies. LAN has entered into currency forward contracts in order to convert its deposit in Chilean pesos to U.S. dollars. As of December 31, 2011 we had foreign exchange forward contracts for a notional amount of US$110 million with a market negative value of US$0.3 million.

During the first half of 2009, the Company entered into cross currency swaps for a notional amount of US$ 171 million, in order to hedge significant variation of the cash flows associated to the current interest rate and the dolar-peso exchange rate of the bank loan. As of December 31, 2011 these contracts ceased to exist.

Our foreign currency exchange exposure pertaining to our balance sheet as of December 31, 2011 was as follows

	US dollars MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies $ MUS$	% of total	Total MUS$
Current assets	868,113	64.62%	230,279	17.14%	244,959	18.23%	1,343,351
Other assets	6,123,678	97.12%	8,412	0.13%	173,218	2.75%	6,305,308
Total assets	6,991,791	91.41%	238,691	3.12%	418,177	5.47%	7,648,659
Current liabilities	1,980,849	85.30%	80,937	3.49%	260,293	11.21%	2,322,079
Long-term liabilities	3,834,840	99.11%	6,684	0.17%	27,684	0.72%	3,869,208

Total liabilities and shareholders’ equity	7,244,983	94.72%	98,739	1.29%	304,937	3.99%	7,648,659

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, our common shares trade in the form of ADS. Since August 2007, each ADS represents one common share, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement. ADSs commenced trading on the NYSE in 1997. In October 2011 our Depositary bank changed from The Bank of New York Mellon to JP Morgan Chase Bank, N.A. (“JP Morgan”).

Fees and Charges for ADR Holders

The Bank of New York Mellon, and since October 2011 JP Morgan, as depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. The depositary may also collect its annual fee for depositary services by deductions from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2011, the Company received from the depositary $766,020 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Future Fees and Payments

JP Morgan, as the new depositary bank, has agreed to reimburse the Company for certain of our reasonable expenses related to our ADS program and incur by us in connection with the program. The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards); and indirect payments (third-party expenses paid directly and fees waived).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2011, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective. The Company’s internal control over financial reporting effectiveness as of December 31, 2011 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Jorge Awad Mehech, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors”.

B. CODE OF ETHICS

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2009, 2010 and 2011:

	2011	2010	2009
Audit fees	1,823.0	1,478.0	1,431.4
Audit-related fees	0	427.0	0.0
Tax fees	229.0	149.0	0.0
Other fees	590.0	14.0	37.7

Total fees	2,642.0	2,068.0	1,469.1

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers for due diligence and other audit related services.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for training services in IFRS. During 2011 these fees increased due to additional services related to the preparation of the F4 Form, proformas, and others.

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

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

G. CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean corporation with shares listed on the SSE, the Chilean Electronic Exchange and the Valparaiso Stock Exchange and ADSs on the NYSE. Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Securities Market Law.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. § 303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management and employee’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics and conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.lan.com, under the heading “Corporate

NYSE Standards	Our Corporate Governance Practice

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

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is also posted on our website and can be accessed at www.lan.com.

H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1. The following is an index of the financial statements.

Consolidated Financial Statements for Lan Airlines and its Subsidiaries

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-1-B-1
Consolidated Statements of Financial Position at December 31, 2010 and 2011	F-1-1
Consolidated Statement of Comprehensive Income for the years ended December 31, 2009, 2010 and 2011	F-1-4
Statement of Changes in net equity for the year ended December 31, 2009, 2010 and 2011	F-1-5
Consolidated Statements of Cash Flows – Direct Method for the years ended December 31, 2009, 2010 and 2011	F-1-7
Notes to Consolidated Financial Statements at December 31, 2011	F-1-8

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	Amended By-laws of Lan Airlines S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.2	Foreign Investment Contract among the Central Bank of Chile, LanChile S.A. and Citibank, N.A., as depositary, relating to the foreign exchange treatment of holders of ADSs (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 14, 2004).

2.3	Amendment to the Agreement made according to Former Chapter XXVI of Title I of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, dated as of October 28, 2011, among the Company, the Central Bank of Chile, The Bank of New York Mellon and JP Morgan Chase Bank, N.A.

4.1	Second A320 Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industrie relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industrie) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

1

Exhibit No.	Description

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft, (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4.	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and Lan Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and Lan Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

2

Exhibit No.	Description

4.4	Purchase Agreement No 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No 3194 between the Company and The Boeing Company, dated as of July 3, 2007. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 24, 2011, to the Purchase Agreement No 3194 between the Company and The Boeing Company, dated as of July 3, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Digital Services Agreement, dated December 17, 2010 between the Company and GE Engine Services, LLC (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

3

Exhibit No.	Description

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.16	Used PW6122A Five Engine Purchase Agreement, dated July 21, 2011, between the Company and Pratt & Whitney Engine Leasing, LLC. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.17	Promise to Sell dated as of January 25, 2011, among Lan Cargo S.A., Inversiones Lan S.A. and Bethia S.A.

4.18	Assignment of Social Rights, dated as of April 6, 2011, between Lan Cargo S.A., Inversiones Lan S.A., Servicios de Trasportes Limitada and Inversiones Betmin SpA.

4.19	Share Purchase Agreement, dated as of April 6, 2011, between Lan Cargo S.A. and Inversiones Betmin SpA.

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4

Exhibit No.	Description

8.1	List of subsidiaries of the Company

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers.

5

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

CLP	– CHILEAN PESO
ARS	– ARGENTINE PESO
US$	– UNITED STATES DOLLAR
THUS$	– THOUSANDS OF UNITED STATES DOLLARS
COP	– COLOMBIAN PESO

Management’s Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—“Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2011 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

/s/ Enrique Cueto Plaza	/s/ Alejandro de la Fuente Goic
Enrique Cueto Plaza	Alejandro de la Fuente Goic
Chief Executive Officer	Chief Financial Officer

February 14, 2012

F-1-A

PricewaterhouseCoopers

RUT: 81.513.400-1

Santiago – Chile

AV. Andres Bello 2711 - Pisos 2,3, 4Y 5

LasCondes

Teléfono: (56) (2) 940 0000

www.pwc.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Lan Airlines S.A.

In our opinion, the accompanying balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

F-1-B-1

Lan Airlines S.A.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    PricewaterhouseCoopers

Santiago, Chile

February 14, 2012

F-1-B-2

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

Notes

Page
1	General information		F-1-8
2	Summary of significant accounting policies		F-1-11
	2.1.	Preparation	F-1-11
	2.2.	Consolidation	F-1-13
	2.3.	Foreign currency transactions	F-1-14
	2.4.	Property, plant and equipment	F-1-14
	2.5.	Intangible assets	F-1-15
	2.6.	Goodwill	F-1-15
	2.7.	Borrowing costs	F-1-15
	2.8.	Losses for impairment of non-financial assets	F-1-15
	2.9.	Financial assets	F-1-16
	2.10.	Derivative financial instruments and hedging activities	F-1-17
	2.11.	Inventories	F-1-18
	2.12.	Trade and other accounts receivable	F-1-18
	2.13.	Cash and cash equivalents	F-1-18
	2.14.	Capital	F-1-18
	2.15.	Trade and other accounts payables	F-1-18
	2.16.	Interest-bearing loans	F-1-19
	2.17.	Deferred taxes	F-1-19
	2.18.	Employee benefits	F-1-19
	2.19.	Provisions	F-1-20
	2.20.	Revenue recognition	F-1-20
	2.21.	Leases	F-1-21
	2.22.	Non-current assets (or disposal groups) classified as held for sale	F-1-21
	2.23.	Maintenance	F-1-21
	2.24.	Environment costs	F-1-21
3	Financial risk management		F-1-21
	3.1.	Financial risk factors	F-1-21
	3.2.	Capital risk management	F-1-29
	3.3.	Estimates of fair value	F-1-30
4	Accounting estimates and judgments		F-1-31
5	Segmental Information		F-1-32
6	Cash and cash equivalents		F-1-33
7	Financial instruments		F-1-34
	7.1.	Financial instruments by category	F-1-34
	7.2.	Financial instruments by currency	F-1-36
8	Trade, other accounts receivable and non-current accounts receivable		F-1-37
9	Accounts receivable from/payable to related entities		F-1-39
10	Inventories		F-1-40
11	Other financial assets		F-1-40
12	Other non financial assets		F-1-42
13	Non-current assets (or disposal groups) classified as held for sale		F-1-43
14	Investments in subsidiaries		F-1-44
15	Equity accounted investments		F-1-46
16	Intangible assets other than goodwill		F-1-47

Notes

Page
17	Goodwill	F-1-48
18	Property, plant and equipment	F-1-49
19	Income taxes	F-1-56
20	Other financial liabilities	F-1-59
21	Trade and other accounts payables	F-1-63
22	Other provisions	F-1-65
23	Other current non-financial liabilities	F-1-66
24	Employee benefits	F-1-67
25	Non-current accounts payable	F-1-68
26	Equity	F-1-69
27	Revenue	F-1-72
28	Costs and expenses by nature	F-1-73
29	Gains (losses) on the sale of non-current assets not classified as held for sale	F-1-74
30	Other income, by function	F-1-74
31	Foreign currency and exchange rate differences	F-1-75
32	Earnings per share	F-1-79
33	Contingencies	F-1-80
34	Commitments	F-1-86
35	Transactions with related parties	F-1-90
36	Share-based payments	F-1-92
37	The environment	F-1-93
38	Subsequent events	F-1-93
39	Business combinations	F-1-94

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As of December 31, 2011	As of December 31, 2010
		ThUS$	ThUS$
ASSETS
Current Assets
Cash and cash equivalents	6 - 7	374,407	631,052
Other financial assets	7 - 11	227,803	245,451
Other non-financial assets	12	26,660	18,820
Trade and other accounts receivable	7 - 8	537,406	481,350
Accounts receivable from related entities	7 - 9	838	50
Inventories	10	72,787	53,193
Tax assets		98,789	97,656

Total current assets other than non-current assets (or disposal groups) classified as held for sale		1,338,690	1,527,572

Non-current assets (or disposal groups) classified as held for sale	13	4,661	5,497

Total current assets		1,343,351	1,533,069

Non-current Assets
Other financial assets	7 - 11	21,833	21,587
Other non-financial assets	12	58,163	32,508
Accounts receivable	7 - 8	7,491	7,883
Equity accounted investments	15	991	593
Intangible assets other than goodwill	16	64,923	45,749
Goodwill	17	163,777	157,994
Property, plant and equipment	18	5,927,982	4,948,430
Deferred tax assets	19	60,148	38,084

Total non-current assets		6,305,308	5,252,828

Total assets		7,648,659	6,785,897

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-1

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As of December 31, 2011	As of December 31, 2010
		ThUS$	ThUS$
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Other financial liabilities	7 - 20	582,257	542,624
Trade and other accounts payables	7 - 21	645,086	645,571
Accounts payable to related entities	7 - 9	367	184
Other provisions	22	7,363	753
Tax liabilities		29,369	15,736
Other non-financial liabilities	23	1,057,637	939,151

Total current liabilities		2,322,079	2,144,019

Non-current liabilities
Other financial liabilities	7 - 20	3,109,136	2,562,348
Accounts payable	7 - 25	354,930	425,681
Other provisions	22	22,385	32,120
Deferred tax liabilities	19	369,625	312,012
Employee benefits	24	13,132	9,657

Total non-current liabilities		3,869,208	3,341,818

Total liabilities		6,191,287	5,485,837

EQUITY
Share capital	26	473,907	453,444
Retained earnings	26	1,116,798	949,214
Other equity interests	26	8,492	5,463
Other reserves	26	(153,873)	(111,307)

Equity attributable to owners of the parent		1,445,324	1,296,814
Non-controlling interests		12,048	3,246

Total equity		1,457,372	1,300,060

Total liabilities and equity		7,648,659	6,785,897

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-2

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2011	2010	2009
		ThUS$	ThUS$	ThUS$
Revenue	27	5,585,440	4,390,502	3,519,162
Cost of sales		(4,078,598)	(3,012,698)	(2,522,778)

Gross margin		1,506,842	1,377,804	996,384

Other income	30	132,804	132,826	136,351
Distribution costs		(479,829)	(383,517)	(326,964)
Administrative expenses		(405,716)	(331,831)	(269,588)
Other expenses		(214,411)	(172,428)	(100,483)
Other gains/(losses)		(33,039)	5,438	(11,728)
Financial income		14,453	14,946	18,183
Financial costs	28	(139,077)	(155,279)	(153,109)
Equity accounted earnings	15	458	132	315
Foreign exchange gains/(losses)	31	(256)	13,792	(11,237)
Result of indexation units		131	149	(605)

Income before taxes		382,360	502,032	277,519
Income tax expense	19	(61,789)	(81,107)	(44,487)

NET INCOME FOR THE YEAR		320,571	420,925	233,032

Income attributable to owners of the parent		320,197	419,702	231,126
Income attributable to non-controlling interests		374	1,223	1,906

Net income for the year		320,571	420,925	233,032

EARNINGS PER SHARE
Basic earnings per share (US$)	32	0.94335	1.23882	0.68221
Diluted earnings per share (US$)	32	0.94260	1.23534	0.68221

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-3

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2011	2010	2009
		ThUS$	ThUS$	ThUS$
NET INCOME		320,571	420,925	233,032
Components of other comprehensive income, before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	31	(10,864)	708	1,442

Other comprehensive income, before taxes, currency translation differences		(10,864)	708	1,442

Cash flow hedges
Gains (losses) on cash flow hedges before tax	20	(40,368)	(17,855)	252,508

Other comprehensive income, before taxes, cash flow hedges		(40,368)	(17,855)	252,508

Other components of other comprehensive income, before taxes		(51,232)	(17,147)	253,950

Income tax relating to other comprehensive income [abstract]
Income tax related to currency translation differences in other comprehensive income	19	1,846	(120)	1,008
Income tax related to cash flow hedges in other comprehensive income	19	6,862	3,035	(42,925)

Amount of income taxes related to components of other comprehensive income		8,708	2,915	(41,917)

Other comprehensive income		(42,524)	(14,232)	212,033

Total comprehensive income		278,047	406,693	445,065

Comprehensive income attributable to owners of the parent		277,631	405,549	441,977
Comprehensive income attributable to non-controlling interests		416	1,144	3,088

TOTAL COMPREHENSIVE INCOME		278,047	406,693	445,065

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-4

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Other equity interests	Reserve for exchange on translation differences	Cash flow hedging reserve	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity previously reported January 1, 2011		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	26	—	—	—	—	320,197	320,197	374	320,571
Other comprehensive income		—	—	(9,060)	(33,506)	—	(42,566)	42	(42,524)

Total comprehensive income		—	—	(9,060)	(33,506)	320,197	277,631	416	278,047

Transactions with shareholders
Equity issuance	26-36	23,135	—	—	—	—	23,135	—	23,135
Dividends	26	—	—	—	—	(151,981)	(151,981)	—	(151,981)
Increase (decrease) through transfers and other changes, equity	26-36	(2,672)	3,029	—	—	(632)	(275)	8,386	8,111

Total transactions with shareholders		20,463	3,029	—	—	(152,613)	(129,121)	8,386	(120,735)

Closing balance as of December 31, 2010		473,907	8,492	(13,317)	(140,556)	1,116,798	1,445,324	12,048	1,457,372

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-5

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Other equity interests	Currency translation reserve	Cash flow hedging reserve	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity previously reported January 1, 2010		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	26	—	—	—	—	419,702	419,702	1,223	420,925
Other comprehensive income		—	—	667	(14,820)	—	(14,153)	(79)	(14,232)

Total comprehensive income		—	—	667	(14,820)	419,702	405,549	1,144	406,693

Transactions with shareholders
Dividends	26	—	—	—	—	(210,406)	(210,406)	—	(210,406)
Increase (decrease) through transfers and other changes, equity	26-36	—	2,973	—	—	(129)	2,844	(4,997)	(2,153)

Total transactions with shareholders		—	2,973	—	—	(210,535)	(207,562)	(4,997)	(212,559)

Closing balance as of December 31, 2010		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-6

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended December 31,
	Note	2011	2010	2009
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		5,966,464	4,831,963	3,871,189
Other cash receipts from operating activities		52,012	46,336	40,319
Payments for operating activities
Payments to suppliers for goods and services		(4,286,394)	(3,058,168)	(2,475,716)
Payments to and on behalf of employees		(883,297)	(633,686)	(636,603)
Other payments for operating activities		(84,000)	(18,000)	(19,000)
Interest paid		(6,766)	(387)	—
Interest received		11,428	11,438	13,542
Income taxes refunded (paid)		626	(11,098)	10,304
Other cash inflows (outflows)		(7,499)	(43,061)	41,792

Net cash flows from operating activities		762,574	1,125,337	845,827

Cash flows used in investing activities
Cash flows from disposal of subsidiaries		47,337	1,491	1,568
Cash flows used for acquisition of subsidiaries		(3,541)	(12,000)	(921)
Cash flows used for in the purchase of non-controlling interests		—	—	(2,439)
Other cash receipts from sales of equity or debt instruments of other entities		9,201	12,915	8,743
Other payments to acquire equity or debt instruments of other entities		(72)	(60,000)	(58,983)
Amounts raised from sale of property, plant and equipment		93,787	577	10,777
Purchases of property, plant and equipment		(1,367,025)	(1,029,158)	(538,576)
Amounts raised from sale of intangible assets		6,189	—	—
Purchases of intangible assets		(27,615)	(19,236)	(12,888)
Dividends received		89	111	414
Interest received		2,848	4,048	2,637
Other cash inflows (outflows)		545	812	—

Net cash flow used in investing activities		(1,238,257)	(1,100,440)	(589,668)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		23,153	—
Amounts raised from long-term loans		969,252	687,792	671,425
Amounts raised from short-term loans		334,500	—	—
Loans Repayments		(883,402)	(554,539)	(261,705)
Payments of finance lease liabilities		(59,990)	(54,034)	(62,858)
Dividends paid		(192,133)	(155,407)	(139,937)
Interest paid		(119,086)	(128,722)	(129,323)
Other cash inflows (outflows)		146,849	80,181	21,588

Net cash flows from (used in) financing activities		219,143	(124,729)	99,190

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(256,540)	(99,832)	355,349
Effects of variation in the exchange rate on cash and cash equivalents		(105)	(613)	(24,824)

Net increase (decrease) in cash and cash equivalents		(256,645)	(100,445)	330,525
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6	631,052	731,497	400,972

CASH AND CASH EQUIVALENTS AT END OF YEAR	6	374,407	631,052	731,497

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-7

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 1 – GENERAL INFORMATION

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

On August 13, 2010, LAN Airlines S.A. and TAM S.A. (TAM) announced they have signed a non-binding Memorandum of Understanding (MOU) in which the companies agree to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group. The proposed partnership of LAN with TAM would be within the world’s 10 largest airline groups. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 300 aircraft, with over 40,000 employees. Both airlines will continue operating independently with their current operating licenses and brands. Within the group, TAM will continue operating as a Brazilian company with its own structure. The current holding of LAN Airlines S.A. will operate as an independent business unit within the group. On October 20, 2010, LAN and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (ANAC), which was approved by this agency on March 1, 2011.

On January 18, 2011 the parties of the MOU (1) and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed (a) an Implementation Agreement and (b) a binding Exchange Offer Agreement (“Contracts Signed”) containing the final terms and conditions of the proposed partnership between LAN and TAM.

(1) On August 13, 2010 LAN reported as a significant matter to the Superintendency of Securities and Insurance that LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, “Cueto subsidiaries”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participacoes S.A. (“TEP”) signed a non-binding Memorandum of Understanding (“MOU”) for which the primary terms were outlined.

On September 21, 2011, the Court of Defense of Free Competition (“TDLC”) approved the merger between LAN and TAM, establishing fourteen mitigation measures. On October 3, 2011, LAN and TAM filed an appeal to the Supreme Court objecting three of the mitigation measures.

On December 21, 2011, the Board of LAN cited a special meeting of shareholders, citation was performed November 11, 2011, in which LAN shareholders approved, among others, the following matters:

(a) The merger of LAN with Sister Holdco S.A. and Holdco II S.A. and companies (the “Absorbed Companies”), two companies specially constituted for the purpose of the association between LAN and TAM;

(b)The change of name and the other transactions contemplated in contracts.

F-1-8

(c) The increase in capital by US$ 1,465,372,970.09 by issuing 147,355,882 common shares without par value of which:

(i) US$ 1,417,639,617.60 through the issue of 142,555,882 shares, which are intended to be exchanged for shares of the Absorbed Companies as a result of the proposed Merger, at a rate of 0.9 new shares of LAN for each share that is fully subscribed and paid for each of the absorbed companies, and that belongs to shareholders other than LAN. LAN shares that holds in the acquired companies at the time to perfect the Merger, shall have no effect;

(ii) US$ 47,733,352.49 through the issuance of 4,800,000 shares, which will go towards compensation plans for employees of the Company and its subsidiaries, as provided in Article 24 of the Corporations Law.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur 901, Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law 18,045 the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (SEC) with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliários (“CVM”) of that country, as it pertains to the issuance of Brazilian Depositary Receipts (“BDRs”).

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

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and Inversiones Nueva Costa Verde Aeronáutica Limitada, owns 33.91% of the shares issued by the Company, and is the controller of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that despite not meeting the majority of votes at shareholders’ meeting or having the power to elect a majority of the directors of the Company, there is a decisive influence in its administration.

As of December 31, 2011, the Company had a total of 1,682 registered shareholders, and 2.99% of the Company’s share capital was in the form of ADRs.

For the year ended December 31, 2011 the Company had an average of 20,870 employees, ending the year with a total of 21,838 people, with 4,170 in administration, 2,918 in maintenance, 6,194 in operations, 3,837 cabin crew, 1,969 pilots, and 2,750 in sales.

F-1-9

The significant operating subsidiaries included in these consolidated financial statements are as follows:

				As of December 31, 2011			As of December 31, 2010
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Direct ownership interest	Indirect ownership interest	Total ownership interest
				%	%	%	%	%	%
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Peru S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiaries	Caymán Islands	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.801.150-2	Blue Express INTL S.A. and Subsidiary	Chile	CLP	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.0000	99.7100	99.7100	0.0000	99.7100

(*)	Comercial Masterhouse S.A., in July 2010, changed its name to Lantours División de Servicios Terrestres S.A.

F-1-10

Additionally, the Company has proceeded to consolidate certain special purpose entities according to standards issued by the Standing Interpretations Committee of the International Accounting Standards: Consolidation – Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2010 and December 31, 2011, are detailed below:

(1)	Incorporation or acquisition of companies

•	Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A., in April 2010, changed its name to Lan Cargo Repair Station, LLC.

•

Aerovías de Integración Regional, AIRES S.A., indirect subsidiary of Lan Pax Group S.A., in November 2010, was acquired through the purchase of companies Akemi Holdings S.A. and Saipan Holdings S.A. (See Note 39)

•	AEROASIS S.A., direct subsidiary of Lan Pax Group S.A, was acquired in February 2011. (See Note 39)

(2)	Disposal of companies

•	Blue Express INTL Ltda. and subsidiary, direct subsidiary of Lan Cargo S.A., were sold according to a purchase agreement signed on April 6, 2011.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Preparation

The consolidated financial statements of Lan Airlines S.A. are for the year ended December 31, 2011 and have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations.

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

F-1-11

(a) At the date of these consolidated financial statements, the following accounting pronouncements were adopted by the Company, with application effective as of January 1, 2011:

Standards and amendments	Mandatory application: annual periods beginning on or after
Amendment to IAS 32: Financial instruments: Presentations	02/01/2010
IFRS 3 revised: Business combinations	07/01/2010
Amendment to IAS 27: Consolidated and separate financial statements	07/01/2010
IFRS 1: First-time adoptions	07/01/2010
Amendment to IFRS 1: First-time adoptions	07/01/2011
IFRS 7: Financial instruments: Disclosures	01/01/2010
Amendment to IFRS 7: Financial Instruments: Disclosures	07/01/2011
Amendment to IAS 34: Interim financial reporting	01/01/2011
Amendment to IAS 1: Presentation of financial statements	01/01/2011
IAS 24 revised: Related party disclosures	01/01/2011

Interpretation	Mandatory application: annual periods beginning on or after
IFRIC 19: Extinguishing financial liabilities with equity Instruments	07/01/2010
Amendment to IFRIC 13: Customer loyalty programs	01/01/2011
Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011

The adoption of the standards, amendments and interpretations described above have not had a significant impact on the Company’s consolidated financial statements.

(b) Accounting pronouncements with applications effective as of January 1, 2012 and following:

Standards and amendments	Mandatory application: annual periods beginning on or after
Amendment to IAS 12: Income taxes	01/01/2012
Amendment to IAS 1: Presentation of financial statements	07/01/2012
IAS 28: Investments in associates and joint ventures	01/01/2013
IAS 27: Separate financial statements	01/01/2013
IFRS 10: Consolidated financial statements	01/01/2013
IFRS 11: Joint arrangements	01/01/2013
IFRS 12: Disclosures of interests in other entities	01/01/2013
IFRS 13: Fair value measurement	01/01/2013
Amendment to IAS 19: Employee benefits	01/01/2013
IFRS 9: Financial instruments	01/01/2015

Interpretation	Mandatory application: annual periods beginning on or after
IFRIC 20: Stripping costs in the production phase of mine	01/01/2013

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

F-1-12

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

(b) Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c) Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries have a significant influence but has no control, this usually arises from a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

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

F-1-13

2.3.	Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

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

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper- inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates,

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

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate.

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

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated

F-1-14

with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

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

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when they have met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to

F-1-15

impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once per year to check that there has been no reversal of the loss.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated as at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

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

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method. Held to maturity investments are carried at amortized cost using the effective interest rate.

F-1-16

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if there is any evidence of impairment, the amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of an identified risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

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

(a) Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses).

In the case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

F-1-17

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as Other gains (losses).

(c) Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in Other gains (losses).

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method. The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and easily liquidated investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

F-1-18

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

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries and associates, provided that the opportunity to reverse the temporary differences is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

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

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the year when they occur.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

F-1-19

2.19.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that some payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the consolidated financial statements, time value of money, as well as the specific risks related to the liability in question.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a) Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

(ii)	Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers fly with the Company or its alliance partners in certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b) Interest income

Interest income is booked using the effective interest rate method.

(c) Dividend income

Dividend income is booked when the right to receive the payment is established.

F-1-20

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

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

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

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled major maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed in terms of cycles and flight hours.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24. Environmental	costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 – FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

F-1-21

(a) Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During 2011, the Company booked gains of US$ 39.9 million on fuel hedging. During 2010, the Company recognized gains of US$ 1.0 million for the same reason.

At December 31, 2011, the market value of its fuel positions amounted to US$ 30.6 million (positive). At December 31, 2010, this market value was US$ 45.8 million (positive). The following tables show the notional value of the purchase positions together with the derivatives contracted for the different years:

Positions as of December 31, 2011 (*)	Maturities
	Q112	Q212	Q312	Total
Volume (thousands of barrels WTI)	1,800	1,134	693	3,627
Contracted future price (US$ per barril)(**)	95	92	89	93

Total (ThUS$)	171,000	104,328	61,677	337,311

Approximate percentage of hedge (of expected consumption value)	50%	33%	19%	34%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options). The contracted future price considers the volume covered with swaps in addition to options that are expected to be exercised.
(**)	Weighted average between collars and asset options

Positions as of December 31, 2010	Maturities
	Q111	Q211	Q311	Q411	Total
Volume (thousands of barrels WTI)	1,848	918	687	324	3,777
Contracted future price (US$ per barril)(*)	82	81	84	90	83

Total (ThUS$)	151,536	74,358	57,708	29,160	313,491

Approximate percentage of hedge (of expected consumption value)	54%	27%	19%	8%	26%

(*)	Weighted average between collars and asset options

F-1-22

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2012. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at December 31, 2011 and the end of December 31, 2010.

Bench marck price (US$ per barrel)	Positions as of December 31, 2011 effect on equity (millions of US$)	Positions as of December 31, 2010 effect on equity (millions of US$)
+5	+16.5	+16.7
-5	-13.8	-15.7

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes consumed.

According to the requirements of IAS 39, during the presented years, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure during 2011, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average), would have meant a decrease of approximately US$ 42.5 million in the cost of total fuel consumption for the same period. For the same year, a vertical rise by US$ 5 in the WTI benchmark price (the monthly daily average) would have meant an impact of approximately US$ 39.5 million of increased fuel costs for the same period.

(ii) Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised in periods of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations with variable interest rates.

F-1-23

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 82% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days, 180 days and 360 days London Inter Bank Offer Rate (LIBOR).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) in libor 3 months	Positions as of December 31, 2011 effect on pre-tax earnings (millions of US$)	Positions as of December 31, 2010 effect on pre-tax earnings (millions of US$)
+100 basis points	-3.06	-1.18
-100 basis points	+3.06	+1.18

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

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2011 effect on equity (millions of US$)	Positions as of December 31, 2010 effect on equity (millions of US$)
+100 basis points	40.70	42.39
-100 basis points	(43.20)	(45.35)

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each year.

In accordance with the requirements of IAS 39, during the year presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii) Local exchange-rate risk:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income. The Company sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Euro, Peruvian sol, Brazilian real, Colombian peso, Australian dollar and New Zealand dollar; of these, the largest exposure is in Chilean pesos.

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

F-1-24

(b) Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

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

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

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

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal

F-1-25

classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

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

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

F-1-26

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2011

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	4,025
		Lan Airlines S.A.	Chile	0-E	CREDITEAGRICOLE	France	US $	21,249
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,633
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	19,616
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	5,615
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	13,585
		Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,436
		Lan Airlines S.A.	Chile	0-E	JP MORGAN	U.S.A.	US $	4,692
		Lan Airlines S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,227
		Lan Airlines S.A.	Chile	0-E	APPLEBANK	U.S.A.	US $	757
Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,332
		Lan Airlines S.A.	Chile	0-E	CREDITEAGRICOLE	France	US $	2,311
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,809
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,773
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	4,204
Bank loans	89.862.200–2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	—
		Lan Airlines S.A.	Chile	97.004.000-5	BANCODECHILE	Chile	US $	292
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	US $	50,187
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	—
		Lan Airlines S.A.	Chile	97.032.000-8	BBVA	Chile	US $	—
Other loans	89.862.200–2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	1,145
		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US $	—
		Lan Airlines S.A.	Chile	—	OTHERS	—	US $	—
Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	10,191
Non-hedging derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	1,357
Accounts payable and	—	Lan Airlines S.A.
Other accounts payables		and subsidiaries	Several	—	sundry	—	US $	411,908
							CLP	15,408
							Others	78,245
Accounts payable, non-current	—	Lan Airlines S.A. and subsidiaries	Several	—	sundry	—	US $	—
Accounts payable Related parties	—	Lan Airlines S.A. and subsidiaries	Several	96.847.880-K	LufthansaLan Technical Training S.A.	—	US $	147
			Several	96.921.070-3	Austral sociedad
					Concesionaria S.A.	—	CLP	2
			Several	78.591.370-1	Bethia S.A. and subsidiaries	—	C LP	116
			Several	Foreing	Inversora Aeronaútica
					Argentina	—	US $	102

Total								679,364

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Guaranteed obligations	12,076	32,192	32,213	60,438	140,944	Quarterly	5.69%	113,193	5.01%
	61,560	67,744	33,826	7,228	191,607	Quarterly	4.05%	182,041	4.05%
	46,900	125,060	106,833	124,408	418,834	Quarterly	5.18%	354,360	4.61%
	59,263	15 9,420	161,548	252,865	652,712	Quarterly	4.27%	557,517	3.81%
	16,828	44,837	44,7 49	113,352	225,381	Quarterly	3.64%	188,942	3.53%
	41,065	110,232	111,306	290,463	566,651	Quarterly	2.94%	497,707	2.61%
	16,577	44,721	45,461	143,675	255,870	Quarterly	1.14%	239,882	1.01%
	14,32 9	38,755	39,580	143,763	241,119	Quarterly	1.09%	226,295	0.94%
	6,817	18,434	18,807	69,085	115,370	Quarterly	1.41%	105,863	1.26%
	2,330	6,322	6,469	23,952	39,830	Quarterly	1.37%	36,541	1.22%
Financial leases	21,559	43,281	39,703	9,324	121,199	Quarterly	3.94%	110,576	3.73%
	7,020	20,099	20,901	35,093	85,424	Quarterly	1.46%	79,428	1.46%
	6,140	19,663	—	—	27,612	Quarterly	1.85%	26,426	1.82%
	5,435	7,538	—	—	14,746	Quarterly	1.56%	14,481	1.56%
	12,617	33,636	33,629	14,736	98,822	Quarterly	5.22%	85,948	4.68%
Bank loans	12,704	—	—	—	12,704	Semiannual	2.35%	12,500	2.35%
	30,291	—	—	—	30,583	Semiannual	1.91%	30,000	1.91%
	—	—	—	—	50,187	Quarterly	1.51%	50,000	1.51%
	876	45,532	—	—	46,408	Semiannual	1.82%	44,848	1.81%
	61,297	—	—	—	61,297	Anual	2.21%	60,000	2.13%
Other loans	2,314	203,779	—	—	207,238	—	2.55%	202,899	2.55%
	5,884	271,307	—	—	277,191	—	1.87%	269,965	1.87%
	—	31,081	31,006	—	62,087	Quarterly	2.43%	58,960	2.43%
Derivatives	28,940	70,303	41,382	8,62 0	159,436	—	—	154,410	—
Non-hedging derivatives	3,896	8,998	1,586	—	15,837	—	—	15,380	—
Accounts payable and
Other accounts payables	25,920	—	—	—	437,828	—	—	437,828	—
	—	—	—	—	15,408	—	—	15,408	—
	—	—	—	—	78,245	—	—	78,245	—
Accounts payable, non-current	—	36,000	—	—	36,000	—	—	36,000	—
Accounts payable Related parties	—	—	—	—	147	—	—	147	—

	—	—	—	—	2	—	—	2	—
	—	—	—	—	116	—	—	116	—

	—	—	—	—	102	—	—	102	—

Total	502,638	1,438,934	768,999	1,297,002	4,686,937			4,286,010

F-1-27

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2010

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,425
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	21,045
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	19,838
		Lan Airlines S.A.	Chile	0-E	BNPPARIBAS	U.S.A.	US $	22,831
		Lan Airlines S.A.	Chile	0-E	WELLSFARGO	U.S.A.	US $	5,626
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	8,984
		Lan Airlines S.A.	Chile	0-E	SANTANDER	Spain	US $	2,919
Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	3,899
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	2,249
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,692
		Lan Airlines S.A.	Chile	0-E	S.C HARTERED	U.S.A.	US $	3,858
Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDERMADRID	Spain	US $	—
Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.023.000-9	CORPBANCA	Chile	CLP	13,479
		Lan Airlines S.A.	Chile	76.645.030-K	ITAU	Chile	CLP	—
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	CLP	—
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	CLP	—
		Aires S.A.	Colombia	0-E	HELM	Colombia	COP	3,944
Other loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDERMADRID	Spain	US $	586
		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US $	1,862
Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	6,018
Non-hedging derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	1,461
Accounts payable and other accounts payables	—	Lan Airlines S.A. and subsidiaries	Several	—	Sundry	—	US $	277,327
							CLP	28,058
							Others	169,307
Accounts payable, non-current	—	Lan Airlines S.A. and subsidiaries	Several	—	Sundry	—	US $	—
Accounts payable related parties	—	Lan Airlines S.A. and subsidiaries	Several	96.847.880-k	Luf thansaLa n Technical trainings.	—	US $	110
							CLP	74

Total								602,592

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Guaranteed obligations	22,305	53,471	47,128	93,325	223,654	Quarterly	5.19%	181,029	4.69%
	63,352	130,785	39,186	20,916	275,284	Quarterly	4.47%	256,417	4.47%
	59,513	158,688	149,595	209,374	597,008	Quarterly	5.16%	497,692	4.60%
	68,726	184,673	186,931	385,438	848,599	Quarterly	4.49%	707,306	4.00%
	16,842	44,872	44,796	135,714	247,850	Quarterly	3.64%	204,392	3.53%
	27,039	72,767	73,806	206,771	389,367	Quarterly	3.93%	326,235	3.48%
	8,859	24,242	25,206	95,708	15 6,934	Quarterly	0.95%	14 8,741	0.83%
Financial leases	11,685	30,440	25,695	11,675	83,394	Quarterly	4.08%	77,096	3.71%
	6,786	18,376	22,613	43,431	93,455	Quarterly	1.27%	87,337	1.27%
	5,24 9	26,758	—	—	33,699	Quarterly	1.32%	32,921	1.27%
	11,87 3	14,628	—	—	30,359	Quarterly	1.28%	29,864	1.25%
Bank loans	26,125	12,726	—	—	38,851	Quarterly	3.64%	37,500	3.55%
Bank loans	13,158	12,713	—	—	39,350	Semiannual	6.53%	36,858	6.44%
	21,653	10,332	—	—	31,985	Semiannual	6.67%	29,967	6.60%
	38,14 4	18,188	—	—	56,332	Semiannual	6.71%	52,723	6.63%
	47,521	22,666	—	—	70,187	Semiannual	6.65%	65,704	6.59%
	—	—	—	—	3,944	30 days	3.37%	3,936	3.37%
Other loans	1,587	72,962	—	—	75,135	—	3.29%	72,962	3.29%
	1,207	106,665	—	—	109,734	—	2.04%	106,209	2.04%
Derivatives	22,331	61,273	24,643	4,751	119,016	—	—	115,189	—
Non-hedging derivatives	4,239	9,891	5,608	—	21,199	—	—	20,703	—
Accounts payable and other accounts payables	26,002	—	—	—	303,329	—	—	303,329	—
	—	—	—	—	28,058	—	—	28,058	—
	—	—	—	—	169,307	—	—	169,307	—
Accounts payable, non-current	—	54,000	—	—	54,000	—	—	54,000	—
Accounts payable related parties	—	—	—	—	110	—	—	110	—
	—	—	—	—	74	—	—	74	—

Total	504,196	1,141,116	645,207	1,207,103	4,100,214			3,645,659

F-1-28

The Company has fuel and interest rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2010, the Company had provided US$ 78.5 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of December 31, 2011, the Company had provided US$ 117.2 million in guarantees for cash and stand-by letters of credit. The increase was due to the maturity and acquisition of fuel and interest rate contracts, rising fuel prices and falling interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

Currently the Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of December 31, 2011, and December 31, 2010, were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Total financial loans	3,788,272	3,259,666
Last twelve months Operating lease payment x8	1,393,576	788,704
Less:
Cash and marketable securities	(472,499)	(737,093)

Total net adjusted debt	4,709,349	3,311,277

Net Equity	1,445,324	1,296,814
Cash flow hedging reserve	140,556	107,050

Adjusted equity	1,585,880	1,403,864

Total adjusted debt and equity	6,295,229	4,715,141

Adjusted leverage	74.8%	70.2%

F-1-29

3.3.	Estimates of fair value

At December 31, 2011, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent),

Interest rate derivative contracts,

Fuel derivative contracts,

Currency derivative contracts, and

Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the year using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at year end.

The following table shows the classification of financial instruments at fair value at December 31, 2011 depending on the level of information used in the assessment:

	Fair value At December 31, 2011	Fair value measurements using values considered as
		Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Short-term mutual funds	156,334	156,334	—	—
Fair value of interest rate derivatives	73	—	73	—
Fair value of fuel derivatives	30,615	—	30,615	—
Fair value of foreign currency derivatives	631	—	631
Private investment funds	60,733	60,733	—	—
Liabilities
Fair value of interest rate derivatives	159,436	—	159,436	—
Fair value of foreign currency derivatives	884	—	884	—
Interest rate derivatives not accounted for as hedging instruments	14,766	—	14,766	—

F-1-30

Additionally, at December 31, 2011, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2011		As of December 31, 2010
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents
Cash on hand	4,605	4,605	3,857	3,857
Bank balance	17,013	17,013	24,432	24,432
Time Deposits	196,455	196,455	406,143	406,143
Other financial assets
Domestic and foreign bonds	37,359	40,250	47,184	50,294
Other financial assets	120,225	120,225	80,836	80,836
Trade and other accounts receivable non-current	544,897	544,897	489,233	489,233
Accounts receivable from related entities	838	838	50	50
Other financial liabilities	3,516,307	3,665,661	2,945,294	2,969,939
Trade and other accounts payables,	531,481	531,481	500,694	500,694
Accounts payable to related entities	367	367	184	184
Accounts payable, non-current	307,965	307,965	368,372	368,372

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets, the valuation was performed according to market prices at year end.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the year end, corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

F-1-31

NOTE 5 – SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers.

An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in making decisions with respect to the assignment of resources and evaluation of results.

The Company has determined that it has only one operating segment: air transportation.

	Air transport segment
	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Income from ordinary activities and other operating income	5,718,244	4,523,328	3,655,513
Interest income	14,453	14,946	18,183
Interest expense	(139,077)	(155,279)	(153,109)

Total net interest expense	(124,624)	(140,333)	(134,926)

Depreciation and amortization	(396,475)	(336,491)	(304,062)
Segment profit	320,197	419,702	231,126
Earnings on investments	458	132	315
Expenses for income tax	(61,789)	(81,107)	(44,487)
Assets of segment	7,648,659	6,785,897	5,771,972
Investments in associates	991	593	1,236
Purchase of non-monetary assets	1,394,640	1,048,394	555,279

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Peru	558,227	554,072	458,384
Argentina	616,270	496,546	404,795
USA	1,140,006	858,630	680,179
Europe	523,749	447,702	343,819
Colombia	369,102	85,309	76,574
Chile	1,423,956	1,239,350	1,004,291
Others (*)	1,086,934	841,719	687,471

Total (**)	5,718,244	4,523,328	3,655,513

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

(*)	Includes the rest of Latin America and Asia Pacific.

(**)	Includes operating revenues and other operating income.

F-1-32

NOTE 6 – CASH AND CASH EQUIVALENTS

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Cash on hand	4,605	3,857
Bank balances	17,013	24,432
Time deposits	196,455	406,143
Mutual funds	156,334	196,620

Total	374,407	631,052

Cash and cash equivalents are denominated in the following currencies at December 31, 2011, and December 31, 2010:

Currency	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
US Dollar	158,313	194,212
Chilean peso (*)	148,274	368,360
Euro	5,688	7,844
Argentine peso	20,020	11,230
Brazilian real	6,616	4,759
Colombian peso	7,668	10,231
Other currencies	27,828	34,416

Total	374,407	631,052

(*)	The Company entered into currency derivative contracts (forward exchange controls) for ThUS$ 110,339 at December 31, 2011 (ThUS$ 169,357 at December 31, 2010), for conversion into dollars of investments in Chilean pesos, currency derivative contracts (cross currency swaps) for ThUS$ 0 at December 31, 2011 (ThUS$ 30,258 at December 31, 2010), for conversion into dollars of investment in Unidades de Fomento (“UF”).

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At December 31, 2011 the amount subject to such restrictions in dollar terms is ThUS$ 23,914 (ThUS$ 26,738 at December 31, 2010).

The Company has no significant non-monetary transactions that should be reported.

F-1-33

NOTE 7 – FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2011

Assets	Held to maturity	Loans and accounts receivable	Hedging derivatives	Held to trading	Designated as at fair value through profit and loss on initial recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	—	218,073	—	156,334	—	374,407
Other financial assets (*)	37,867	119,717	31,319	—	60,733	249,636
Trade and other current accounts receivable	—	537,406	—	—	—	537,406
Current accounts receivable from related parties	—	838	—	—	—	838
Non-current accounts receivable	—	7,491	—	—	—	7,491

Total	37,867	883,525	31,319	156,334	60,733	1,169,778

Liabilities	Other Financial liabilities	Hedging derivatives	Held to trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	3,516,307	160,320	14,766	3,691,393
Trade and other accounts payables	531,481	—	—	531,481
Current accounts payable to related parties	367	—	—	367
Non-current accounts payable	307,965	—	—	307,965

Total	4,356,120	160,320	14,766	4,531,206

(*)	The value presented in held to maturity corresponds, mainly, to domestic and foreign bonds; designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and accounts receivable corresponds to guarantees given.

As of December 31, 2010

Assets	Held to maturity	Loans and accounts receivable	Hedging derivatives	Held to trading	Designated as at fair value through profit and loss on initial recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	—	434,432	—	196,620	—	631,052
Other financial assets (*)	47,691	80,329	80,161	—	58,857	267,038
Trade and other current accounts receivable	—	481,350	—	—	—	481,350
Current accounts receivable from related parties	—	50	—	—	—	50
Non-current accounts receivable	—	7,883	—	—	—	7,883

Total	47,691	1,004,044	80,161	196,620	58,857	1,387,373

F-1-34

Liabilities	Other Financial liabilities	Hedging derivatives	Held to trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	2,945,294	139,930	19,748	3,104,972
Trade and other accounts payables	500,694	—	—	500,694
Current accounts payable to related parties	184	—	—	184
Non-current accounts payable	368,372	—	—	368,372

Total	3,814,544	139,930	19,748	3,974,222

(*)	The value presented in held to maturity corresponds mainly to domestic and foreign bonds; and designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and accounts receivable corresponds to guarantees given.

F-1-35

7.2.	Financial instruments by currency

a) Assets	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Cash and cash equivalents	374,407	631,052
US Dollar	158,313	194,212
Chilean Peso	148,274	368,360
Euro	5,688	7,844
Argentine Peso	20,020	11,230
Brazilian Real	6,616	4,759
Colombian Peso	7,668	10,231
Others	27,828	34,416
Other financial Assets	249,636	267,038
US Dollar	241,008	255,808
Brazilian Real	3,066	6,731
Colombian Peso	4,175	2,917
Others	1,387	1,582
Trade and other current accounts receivable	537,406	481,350
US Dollar	354,972	361,570
Chilean Peso	63,818	28,606
Euro	8,266	8,429
Argentine Peso	24,879	6,702
Brazilian Real	35,467	31,329
Australian Dollar	5,567	5,588
Colombian Peso	34,583	27,156
Others	9,854	11,970
Non-current accounts receivable	7,491	7,883
US Dollar	9	9
Chilean Peso	7,422	7,864
Others	60	10
Current accounts receivable from related parties	838	50
US Dollar	29	29
Chilean Peso	809	21
Total financial assets	1,169,778	1,387,373
US Dollar	754,331	811,628
Chilean Peso	220,323	404,851
Euro	13,954	16,273
Argentine Peso	44,899	17,932
Brazilian Real	45,149	42,819
Australian Dollar	5,567	5,588
Colombian Peso	46,426	40,304
Others	39,129	47,978

b)	Liabilities

Liabilities information is detailed in the table within Note 3 section (c) Liquidity risk.

F-1-36

NOTE 8 – TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Trade accounts receivable	474,852	435,576
Other accounts receivable	90,570	75,734

Total trade and other accounts receivable	565,422	511,310
Less: Allowance for impairment loss	(20,525)	(22,077)

Total net trade and accounts receivable	544,897	489,233
Less: non-current portion – accounts receivable	(7,491)	(7,883)

Trade and other accounts receivable, current	537,406	481,350

The fair value of trade and other accounts receivable does not differ significantly from the book value.

There are overdue accounts receivable which are not impaired. Maturity of these accounts is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Up to 3 months	17,138	12,506
Between 3 and 6 months	6,256	11,114

Total	23,394	23,620

The amounts of individually impaired trade and other accounts receivable are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Judicial and pre-judicial collection	9,626	10,586
Debtors under pre-judicial collection process	4,306	5,259

Total	13,932	15,845

Currency balances that make up the trade receivables, non-current accounts receivable and accounts receivables at December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
Currency	ThUS$	ThUS$
US Dollar	354,981	361,579
Chilean Peso	71,240	36,470
Euro	8,266	8,429
Argentine Peso	24,879	6,702
Brazilian Real	35,467	31,329
Australian Dollar	5,567	5,588
Colombian peso	34,583	27,156
Other	9,914	11,980

Total	544,897	489,233

F-1-37

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection Assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of trade accounts and other accounts receivables between January 01, 2010 and December 31, 2011 is as follows:

ThUS$
As of January 1, 2010	(23,817)
Write-offs	5,039
(Increase) decrease in allowance	(3,299)

Balance as of December 31, 2010	(22,077)

As of January 1, 2011	(22,077)
Write-offs	4,060
(Increase) decrease in allowance	(2,508)

Balance as of December 31, 2011	(20,525)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2011			As of December 31, 2010
	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	474,852	(20,525)	454,327	435,576	(22,077)	413,499
Other accounts receivable	90,570	—	90,570	75,734	—	75,734

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

F-1-38

NOTE 9 – ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The accounts receivable from and payable to related entities as of December 31, 2011 and December 31, 2010, respectively, are as follows:

(a)	Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	As of December 31, 2011	As of December 31, 2010	Currency	Transaction deadlines	Nature of transaction
				ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda y CPA	Controlling shareholder	Chile	19	—	CLP	30 to 45 Days	Monetary
96.778.310-2	Concesionaria Chucumata S.A.	Associate	Chile	—	4	CLP	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	—	2	CLP	30 to 45 Days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	758	—	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	32	15	CLP	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others related parties	Chile	29	29	US$	30 to 45 Days	Monetary

	Total current assets			838	50

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	As of December 31, 2011	As of December 31, 2010	Currency	Transaction deadlines	Nature of transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	—	74	CLP	30 to 45 Days	Monetary
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	147	110	US$	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	2	—	CLP	30 to 45 Days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	116	—	CLP	30 to 45 Days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	102	—	US$	30 to 45 Days	Monetary

	Total current liabilities			367	184

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

F-1-39

NOTE 10 – INVENTORIES

The inventories at December 31, 2011 and December 31, 2010 respectively, are detailed below:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Technical stock	57,836	40,625
Non-technical stock	14,951	12,568

	72,787	53,193

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services (provided to the Company and third parties), which are valued at average cost, net of provision for obsolescence that as of December 31, 2011 amounts to ThUS$ 1,685 (ThUS$ 3,075 as of December 31, 2010). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2011, the Company recorded ThUS$ 41,213 (ThUS$ 32,915 as of December 31, 2010) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of cost of sales.

NOTE 11 – OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
(a) Other financial assets	196,484	165,712
(b) Hedging asset	31,319	79,739

Total Current	227,803	245,451

Non-current
(a) Other financial assets	21,833	21,165
(b) Hedging assets	—	422

Total non-current	21,833	21,587

F-1-40

a)	Other financial assets

Other financial assets as of December 31, 2011 and December 31, 2010, respectively, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Private investment Funds	60,733	58,857
Domestic and Foreign bonds	37,359	47,184
Guarantees for margins of derivatives	79,171	39,868
Deposits in guarantee (aircraft)	11,657	12,030
Other guarantees given	7,564	7,773

Total current	196,484	165,712

Non-current
Deposits in guarantee (aircraft)	15,498	15,000
Other guarantees given	5,827	5,658
Other investments	508	507

Total non-current	21,833	21,165

Total other financial assets	218,317	186,877

b)	Hedging assets

Hedging assets as of December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Interest accrued since last payment date of currency Swap	—	3,691
Cash-flow hedge of interest-rate risk	73	—
Cash-flow hedge of currency risk	631	30,234
Cash-flow hedge of fuel-price risk	30,615	45,814

Total current	31,319	79,739

Non-current
Cash-flow hedge of interest-rate risk	—	422

Total non-current	—	422

Total hedging assets	31,319	80,161

Foreign currency derivatives include the fair value of Forward and Cross Currency Swaps and forward exchange contracts.

The types of derivative hedging contracts maintained by the Company at the end of each year are presented in Note 20.

F-1-41

NOTE 12 – OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
a) Advance Payments	25,501	17,648
b) Other assets	1,159	1,172

Total current	26,660	18,820

Non-Current
a) Advance Payments	11,189	8,752
b) Other assets	46,974	23,756

Total non-current	58,163	32,508

a)	Advance payments

Advance payments as of December 31, 2011 as of December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Aircraft insurance and other	7,954	6,459
Aircraft leases	13,196	7,343
Handling and ground handling services	2,941	—
Others	1,410	3,846

Total current	25,501	17,648

Non-Current
Aircraft leases	11,189	4,984
Handling and ground handling services	—	2,971
Others	—	797

Total non-current	11,189	8,752

Total advance payments	36,690	26,400

F-1-42

b)	Other assets

Other assets as of December 31, 2011, and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Others	1,159	1,172

Total current	1,159	1,172

Non-current
Recoverable taxes	42,958	23,343
Others	4,016	413

Total non-current	46,974	23,756

Total other assets	48,133	24,928

NOTE 13 – NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2011, and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Engines	2,204	2,204
Inventories on consignment	527	748
Aircraft	1,537	1,537
Scrapped aircraft	365	970
Rotables	28	38

Total	4,661	5,497

During 2011, sales were made of inventories held on consignment of the Boeing 737-200 fleet.

During the financial year 2010, sales were made of rotables, inventories held on consignment and three engines, all from the Boeing 737-200 fleet.

Item balances are shown net of provision, which as of December 31, 2011 amounted to ThUS$ 5,386 (ThUS$ 5,212 at December 31, 2010).

The Company has no discontinued operations as of December 31, 2011.

F-1-43

NOTE 14 – INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and private investment funds that have been consolidated:

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	493,662	618,360
Non-current	1,498,840	917,171

Total	1,992,502	1,535,531

As of December 31, 2010

	Assets	Liabilities
	ThUS$	ThUS$
Current	442,743	565,606
Non-current	1,388,194	773,927

Total	1,830,937	1,339,533

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Total operating revenues	2,619,157	1,931,998
Total expenses	(2,577,685)	(1,849,438)

Total net income	41,472	82,560

Significant subsidiaries detailed as of December 31, 2011

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions

F-1-44

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2011						Results for the year ended December 31, 2011
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	139,888	124,485	15,403	128,979	128,025	954	916,861	920
Lan Cargo S.A.	765,829	188,937	576,892	343,799	122,450	221,349	258,298	57,140
Lan Argentina S.A.	136,579	108,561	28,018	114,037	112,555	1,482	438,137	(1,972)
Transporte Aéreo S.A.	348,943	237,627	111,316	116,663	26,332	90,331	370,697	26,146
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	71,598	42,369	29,229	61,102	58,726	2,376	278,039	2,303
Aerovías de Integración Regional, AIRES S.A.	134,983	76,936	58,047	80,271	70,112	10,159	282,493	(25,860)

Significant subsidiaries detailed as of December 31, 2010

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2010						Results for the year ended December 31, 2010
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	124,761	113,579	11,182	114,771	113,750	1,021	759,704	1,524
Lan Cargo S.A.	737,550	183,877	553,673	340,082	103,018	237,064	209,512	59,285
Lan Argentina S.A.	113,168	84,751	28,417	88,286	87,420	866	381,168	2,984
Transporte Aéreo S.A.	329,190	215,575	113,615	123,056	28,777	94,279	296,543	31,227
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	48,416	24,561	23,855	51,723	38,299	13,424	235,877	1,011

F-1-45

NOTE 15 – EQUITY ACCOUNTED INVESTMENTS

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2011 and December 31, 2010, and the statements of income for the year ended December 31, 2011, and December 31, 2010:

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	2,649	721
Non-current	269	115

Total	2,918	836

As of December 31, 2010

	Assets	Liabilities
	ThUS$	ThUS$
Current	1,865	301
Non-current	382	562

Total	2,247	863

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Total operating revenues	2,896	2,408
Total expenses	(1,902)	(2,162)

Sum of net income	994	246

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the year ended December 31, 2011.

			Percentage of ownership		Cost of investment
Company	Country of incorporation	Functional currency	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
			%	%	ThUS$	ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702
Concesionaria Chucumata S.A. (*)	Chile	CLP	—	16.70	—	119

(*)	In the extraordinary session of the shareholders on September 22, 2011, the shareholders approved the dissolution of the company Concesionaria Chucumata S.A.

These companies do not have significant restrictions on the ability to transfer funds.

F-1-46

The movement of investments in associates between January 1, 2010 and December 31, 2011 is as follows:

ThUS$
Opening balance as of January 1, 2010	1,236

Equity accounted earnings	132
Other reductions, investments in associated entities	(665)
Dividends received	(110)

Total changes in investments in associated entities	(643)

Balance as of December 31, 2010	593

Opening balance as of January 1, 2011	593

Equity accounted earnings	502
Dividends received	(79)
Other reductions, investments in associated entities	(25)

Total changes in investments in associated entities	398

Balance as of December 31, 2011	991

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

NOTE 16 – INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Computer software	64,519	45,183
Other assets	404	566

Total	64,923	45,749

Classes of intangible assets (gross)	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Computer software	112,881	83,875
Other assets	808	808

Total	113,689	84,683

F-1-47

The movement in software and other assets between January 1, 2010 and December 31, 2011 is as follows:

	Computer software Net	Other assets Net	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	34,087	727	34,814
Additions	20,915	—	20,915
Acquisitions by business combination	154	—	154
Withdrawals	(779)	—	(779)
Amortization	(9,194)	(161)	(9,355)

Balance as of December 31, 2010	45,183	566	45,749

Opening balance as of January 1, 2011	45,183	566	45,749
Additions	29,190	—	29,190
Withdrawals	(184)	—	(184)
Amortization	(9,670)	(162)	(9,832)

Balance as of December 31, 2011	64,519	404	64,923

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost, except for acquisitions by business combination, which are at fair value; and amortization is made on a straight-line basis over their estimated useful lives.

The amortization of each year is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2011 amounts to ThUS$ 48,362 (ThUS$ 38,692 as of December 31, 2010). The accumulated amortization of other identifiable intangible assets as of December 31, 2011 amounts to ThUS$ 404 (ThUS$ 242 as of December 31, 2010).

NOTE 17 – GOODWILL

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at December 31, 2011 amounted to ThUS$ 163,777 (ThUS$ 157,994 at December 31, 2010)

At December 31, 2011, the Company performed an impairment test based on the value in use and no impairment was identified. The testing is done at least once per year.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The Company projects cash flows for the initial periods based on internal budgets and extrapolates the final value of these periods based on a growth factor consistent with the long-term economic projections in the markets in which the units operate. The determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units’ future cash flows.

F-1-48

The movement of goodwill from January 1, 2010 to December 31, 2011, is as follows:

ThUS$
Opening balance as of January 1, 2010	63,793
Additions (1)	94,224
Increase (decrease) due to exchange rate differences	(23)

Closing balance as of December 31, 2010	157,994

Opening balance as of January 1, 2011	157,994
Additions (2)	6,736
Amendment initial recognition (3)	(820)
Increase (decrease) due to exchange rate differences	(133)

Closing balance as of December 31, 2011	163,777

(1)	Corresponds to the goodwill generated by the purchase of Aerovías de Integración Regional, AIRES S.A. (see Note 39).
(2)	Corresponds to the goodwill generated by the purchase of Aeroasis S.A. (see Note 39).
(3)	Corresponds to change of initial recognition goodwill generated by the purchase of the company Aerovías de Integración Regional, AIRES S.A.

NOTE 18 – PROPERTY, PLANT AND EQUIPMENT

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	1,087,563	715,603	—	—	1,087,563	715,603
Land	35,673	35,538	—	—	35,673	35,538
Buildings	101,123	101,181	(23,185)	(21,060)	77,938	80,121
Plant and equipment	5,380,663	4,816,723	(1,238,678)	(1,153,587)	4,141,985	3,663,136
Information technology equipment	89,678	83,711	(67,087)	(65,112)	22,591	18,599
Fixed installations and accessories	64,936	52,954	(29,838)	(25,951)	35,098	27,003
Motor vehicles	3,714	3,269	(2,077)	(1,979)	1,637	1,290
Leasehold improvements	94,485	87,168	(62,986)	(43,048)	31,499	44,120
Other property, plants and equip ment	832,772	646,236	(338,774)	(283,216)	493,998	363,020

Total	7,690,607	6,542,383	(1,762,625)	(1,593,953)	5,927,982	4,948,430

F-1-49

The movement in the different categories of property, plant and equipment from January 1, 2010 to December 31, 2011 is shown below:

(a)	As of December 31, 2010

	Construction in progress	Land	Buildings Net	Plant and equipment Net	Information technology equipment Net	Fixed installations & accessories Net	Motor vehicles Net	Leasehold improvements Net	Other property, plant and equipment Net	Property, Plant and equipment Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556

Additions	10,229	—	115	571,422	9,516	2,341	420	2,410	6,673	603,126
Acquisitions through business combination	—	—	1,006	490	137	335	107	—	480	2,555
Disposals	—	—	—	(190)	—	—	(7)	—	(2)	(199)
Transfers (to) from non-current assets (or disposal groups) classified as Held for Sale	—	—	—	2,552	—	—	—	—	—	2,552
Retirements	—	—	—	(6,633)	(536)	(2)	(12)	—	(2,550)	(9,733)
Depreciation	—	—	(2,315)	(235,800)	(5,217)	(3,997)	(172)	(16,797)	(32,315)	(296,613)
Increases (decreases) due to exchanges differences	(62)	—	—	(857)	16	(13)	(3)	—	(27)	(946)
Other increases (decreases)	441,177	—	(651)	100,470	(360)	4,680	6	8,221	(102,411)	451,132

Changes, total	451,344	—	(1,845)	431,454	3,556	3,344	339	(6,166)	(130,152)	751,874

Closing balance as of December 31, 2010	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

F-1-50

(b)	As of December 31, 2011

	Construction in progress	Land	Buildings Net	Plant and equipment Net	Information technology equipment Net	Fixed installations & accessories Net	Motor vehicles Net	Leasehold improvements Net	Other property, plant and equipment Net	Property, Plant and equipment Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

Additions	29,898	—	1,111	1,028,568	11,885	6,663	543	6,555	19,072	1,104,295
Acquisitions through business combination	—	—	—	—	—	—	—	—	16	16
Disposals	—	—	(2,681)	(109,936)	(8)	—	(6)	—	(537)	(113,168)
Transfers (to) from non-current assets (or disposal groups) classified as Held for Sale	(127)	—	—	(112)	(1,195)	(588)	(1)	—	(115)	(2,138)
Retirements	(150)	—	(4)	(4,817)	(85)	(23)	(17)	—	(332)	(5,428)
Depreciation	—	—	(3,302)	(265,062)	(6,354)	(3,602)	(215)	(19,938)	(30,608)	(329,081)
Increases (decreases) due to exchanges differences	(852)	—	(95)	(771)	(63)	(54)	18	—	(95)	(1,912)
Other increases (decreases)	343,191	135	2,788	(169,021)	(188)	5,699	25	762	143,577	326,968

Changes, total	371,960	135	(2,183)	478,849	3,992	8,095	347	(12,621)	130,978	979,552

Closing balance as of December 31, 2011	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

F-1-51

(c)	Composition of the fleet

Aircraft included in the Company’s property, plant and equipment:

Aircraft	Model	As of December 31, 2011	As of December 31, 2010
Boeing 767	300ER	21	18
Boeing 767	300F	8	8
Boeing 767	200ER (*)	1	1
Airbus A318	100	10	15
Airbus A319	100	24	20
Airbus A320	200	33	24
Airbus A340	300	4	4

Total		101	90

(*)	Leased to Aerovías de México S.A.

Operating leases:

Aircraft	Model	As of December 31, 2011	As of December 31, 2010
Boeing 767	300ER	10	10
Boeing 767	300F	4	3
Boeing 777	Freighter	2	2
Airbus A320	200	9	5
Airbus A340	300	1	1
Boeing 737	700	9	9
Bombardier	Dhc8-200	10	11
Bombardier	Dhc8-400	4	4

Total		49	45

Total fleet		150	135

(d)	Method used for the depreciation of property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

F-1-52

The depreciation charged to income in the period ended December 31, 2011, which is included in the consolidated statement of income, amounts to ThUS$ 329,081 (ThUS$ 296,613 for the period ended December 31, 2010). Depreciation charges for the year are recognized in Cost of Sales and Administrative Expenses in the consolidated statement of income.

e)	Additional information regarding property, plant and equipment:

i)	Property, plant and equipment pledged as guarantee:

In the year ended December 31, 2011 direct guarantees were added for sixteen aircraft, nine of them corresponding to the Airbus A320-200 fleet, four to the Airbus A319-100 fleet and three to Boeing B767-300 fleet. Moreover, in the second quarter of 2011 the Company sold three aircraft Airbus A318-100 fleet and in the third quarter two more of the same aircraft A318-100 fleet. Additionally, during the first quarter 2011, the Company sold its participation in the permanent establishments Cernicalo Leasing LLC and Petrel Leasing LLC. Therefore the Company eliminated direct guarantees associated with five aircraft Airbus A318-100 and three aircraft Boeing 767-300 (two freighter and one passenger aircrafts).

Description of property, plant and equipment pledged as guarantee:

			As of December 31, 2011		As of December 31, 2010
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and	Boeing 767	1,032,921	1,305,915	1,043,290	1,304,699
Trust Company	engines	Boeing 777	13,750	24,664	18,088	25,915
BNP Paribas	Aircraft and	Airbus A318	187,705	239,530	299,422	359,944
	engines	Airbus A319	390,614	521,829	297,320	370,476
		Airbus A320	695,308	855,214	407,275	478,082
Credite Agricole (*)	Aircraft and	Airbus A319	93,019	158,355	108,803	178,342
	engines	Airbus A320	34,530	149,486	58,236	172,426
		Airbus A340	54,491	215,978	89,378	234,892

Total direct guarantee			2,502,338	3,470,971	2,321,812	3,124,776

(*)	Calyon creditor of guarantee renamed Credite Agricole

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at December 31, 2011 amounted to ThUS $ 316,859 (ThUS $ 227,218 at December 31, 2010). The book value of assets with indirect guarantees as of December 31, 2011 amounts to ThUS$ 504,355 (ThUS$ 328,838 as of December 31, 2010).

F-1-53

ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	43,626	57,612
Commitments for the acquisition of aircraft	14,500,000	12,350,000

In December 2009, the Company signed a purchase commitment with Airbus for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company made another commitment to the manufacturer for the purchase of 50 A320 family aircraft with deliveries between 2012 and 2016. Additionally, in June 2011, the Company signed a contract for 20 additional aircraft of the A320 NEO family with deliveries between 2017 and 2018.

With regards to the above, as of December 31, 2011, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 90 Airbus aircraft of the A320 family to be delivered between 2012 and 2018. The approximate amount is ThUS$ 7,000,000, according to the manufacturer’s price list. Additionally, the Company has active purchase options for 4 A320 NEO aircraft.

In addition, purchase contracts were signed with The Boeing Company in February, May and December 2011 for 3, 5 and 2 B767-300 aircraft, respectively.

As of December 31, 2011 and a as result of different aircraft contracts signed with The Boeing Company, 13 B767-300 aircraft remain to be delivered between 2012 and 2013, 2 B77-Freighter aircraft for delivery in 2012 and 26 B787 Dreamliner, aircraft with delivery dates from 2012. The approximate amount is ThUS$ 7,500,000, according to the manufacturer’s price list. In addition, the Company has purchase options over 1 B777- Freighter aircraft and 15 B787 Dreamliner aircraft.

The acquisition of the aircraft is part of the strategic plan for long haul fleet. This plan also means the sale of 15 aircraft model Airbus A318 between 2011 and 2013. It is estimated that this sale will have no significant impact on results. During the third quarter of 2011 the Company sold the last 2 aircraft planned to be sold during 2011, thus completing the planned sale of 5 aircraft this year.

iii)	Capitalized interest costs with respect to property, plant and equipment.

		For the year ended December 31,
		2011	2010
Average rate of capitalization of capitalized interest costs	%	3.51	4.31
Costs of capitalized interest	ThUS$	33,342	18,400

F-1-54

iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of December 31, 2011	As of December 31, 2010
Bluebird Leasing LLC	Boeing 767	300F	2	2
Eagle Leasing LLC	Boeing 767	300ER	1	2
Seagull Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	—
Petrel Leasing LLC	Boeing 767	300ER	1	—
Linnet Leasing Limited	Airbus A320	200	4	4

Total			11	9

Leasing contracts where the Company acts as the lessee of aircrafts establish a 12 year term and quarterly payments of obligations.

Additionally, the lessee will have the obligations to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2011, the Company had eleven aircraft as financial leases (nine aircraft as of December 31, 2010).

In the year ended December 31, 2011, due to the sale of its participation in the permanent establishments Cernicalo Leasing LLC and Petrel Leasing LLC, the Company increased its number of aircraft on lease by three Boeing 767-300 (two freighter and one passenger aircrafts). Therefore, these aircraft were reclassified from the Plant and equipment category to the category other property plant and equipment. Additionally, in November 2011 the Company excercised a purchase option for a B767-300 freighter belongs to the Eagle Leasing LLC, which was reclassified from Other property, plant and equipment to Plant and equipment.

The book value of assets under financial leases as of December 31, 2011 amounts to ThUS$ 464,082 (ThUS$ 328,838 as of December 31, 2010).

The minimum payments under financial leases are as follows:

As of December 31, 2011

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	78,369	(7,622)	70,747
Between one and five years	207,365	(18,657)	188,708
Over five years	59,152	(2,078)	57,074

Total	344,886	(28,357)	316,529

F-1-55

As of December 31, 2010

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	57,976	(3,679)	54,297
Between one and five years	127,370	(7,421)	119,949
Over five years	55,106	(1,781)	53,325

Total	240,452	(12,881)	227,571

NOTE 19 – INCOME TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(547)	(415)	338,741	290,254
Amortization	14,255	12,286	36,667	29,606
Provisions	7,036	8,128	48,681	23,017
Post-employment benefit obligations	865	622	(924)	(982)
Revaluation of financial instruments	—	—	(28,788)	(21,926)
Tax losses	35,300	13,229	—	—
Others	3,239	4,234	(24,752)	(7,957)

Total	60,148	38,084	369,625	312,012

Movements of deferred tax assets and liabilities from January 1, 2010 to December 31, 2011 are as follows:

(a)	From January 1 to December 31, 2010

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combinations	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(222,188)	(68,481)	—	—	—	(290,669)
Amortization	(22,453)	(5,948)	—	11,081	—	(17,320)
Provisions	(2,102)	(17,968)	—	5,181	—	(14,889)
Post-employment benefit obligations	1,183	(196)	—	617	—	1,604
Revaluation of financial instruments	18,891	—	3,035	—	—	21,926
Tax losses	5,013	(1,303)	—	9,519	—	13,229
Others	(8,311)	16,645	(120)	2,545	1,432	12,191

Total	(229,967)	(77,251)	2,915	28,943	1,432	(273,928)

F-1-56

(b)	From January 1 to December 31, 2011

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combinations	Reclassification	Others	Sale of investment	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(290,669)	(48,614)	—	—	—	—	(5)	(339,288)
Amortization	(17,320)	(8,903)	—	3,811	—	—	—	(22,412)
Provisions	(14,889)	(26,368)	—	—	—	—	(388)	(41,645)
Post-employment benefit obligations	1,604	185	—	—	—	—	—	1,789
Revaluation of financial instruments	21,926	—	6,862	—	—	—	—	28,788
Tax losses	13,229	28,716	—	—	(6,645)	—	—	35,300
Others	12,191	16,542	1,846	—	—	(2,521)	(67)	27,991

Total	(273,928)	(38,442)	8,708	3,811	(6,645)	(2,521)	(460)	(309,477)

Deferred tax assets not recognized:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Temporary differences	2,152	2,152
Tax losses	35	1,662

Total Deferred tax assets not recognized	2,187	3,814

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred income tax assets of ThUS$ 35 (ThUS$ 1,662 at December 31, 2010) in respect to losses amounting to ThUS$ 103 (ThUS$ 5,992 at December 31, 2010) that can be carried against future taxable income.

Expense (income) for deferred and current income taxes for the years ended at December 31, 2011 and December 31, 2010, respectively, are as follows:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Expense for current income tax
Current tax expense	19,470	8,890
Adjustment to previous year’s current tax	3,877	(3,153)
Other current tax expense (income)	—	(1,881)

Total current tax expense, net	23,347	3,856

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	40,051	75,284
Reduction (increase) in value of deferred tax assets	(1,609)	1,967

Total deferred tax expense, net	38,442	77,251

Income tax expense	61,789	81,107

F-1-57

Composition of income tax expense (income):

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Current tax expense, net, foreign	4,486	1,121
Current tax expense, net, Chile	18,861	2,735

Total current tax expense, net	23,347	3,856

Deferred tax expense, net, foreign	(20,876)	3,724
Deferred tax expense, net, Chile	59,318	73,527

Deferred tax expense, net, total	38,442	77,251

Income tax expense	61,789	81,107

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Tax expense using the legal rate	76,410	85,138

Tax effect of legal rate change	(10,571)	—
Tax effect of rates in other jurisdictions	1,916	1,491
Tax effect of non-taxable operating revenues	(11,094)	(4,089)
Tax effect of disallowable expenses	5,087	849
Tax effect of current period tax losses not recognized	—	1,967
Other increases (decreases)	41	(4,249)

Total adjustments to tax expense using the legal rate	(14,621)	(4,031)

Tax expense using the effective rate	61,789	81,107

Reconciliation of legal tax rate to effective tax rate:

	For the year ended December 31,
	2011	2010
	%	%
Legal tax rate	20.00	17.00

Effect of tax rates for legal rate change	(2.77)	—
Effect of tax rates in other jurisdictions	0.50	0.30
Effect of tax rate on non-taxable operating revenues	(2.89)	(0.82)
Effect of tax rate on disallowable expenses	1.33	0.17
Effect of tax rate on use of not-previously recognized tax losses	—	0.39
Other increase (decrease)	0.01	(0.84)

Total adjustment to the legal tax rate	(3.82)	(0.80)

Total effective tax rate	16.18	16.20

F-1-58

Deferred taxes related to items charged to net equity:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	8,708	2,915
Aggregate deferred taxation related to items charged to net equity	(355)	(599)

Total deferred taxes related to items charged to net equity	8,353	2,316

Deferred tax effects of the components of other comprehensive income:

	As of December 31, 2011
	Amount before Taxes	Income tax expense (income)	Amount after Taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	40,368	(6,862)	33,506
Translation adjustment	10,864	(1,846)	9,018

		(8,708)

	As of December 31, 2010
	Amount before Taxes	Income tax expense (income)	Amount after Taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	17,855	(3,035)	14,820
Translation adjustment	(708)	120	(588)

		(2,915)

NOTE 20 – OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
(a) Bank loans	537,334	495,261
(b) Other financial liabilities	4,907	5,321
(c) Hedge liabilities	40,016	42,042

Total Current	582,257	542,624

Non-current
(a) Bank loans	2,978,973	2,450,033
(b) Other financial liabilities	9,859	14,427
(c) Hedge liabilities	120,304	97,888

Total Non-current	3,109,136	2,562,348

F-1-59

a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Bank loans	153,765	151,417
Guaranteed obligations	310,217	283,637
Financial leases	70,747	54,297
Other loans	2,605	5,910

Total current	537,334	495,261

Non-current
Bank loans	247,725	146,884
Guaranteed obligations	2,159,055	2,023,666
Financial leases	245,782	173,274
Other loans	326,411	106,209

Total non-current	2,978,973	2,450,033

Total obligations with financial institutions	3,516,307	2,945,294

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
US Dollar	3,516,307	2,753,788
Chilean Peso (*)	—	187,101
Colombian Peso	—	4,405

Total	3,516,307	2,945,294

(*)	At December 2010, the Company maintained cross currency swaps, securing the payment of ThU$ 128,056 of debt in dollars. At December 2011, these contracts were closed because the loans in Chilean pesos were paid and one of them converted to U.S. dollar.

F-1-60

b)	Other financial liabilities

The detail of other financial liabilities as of December 31, 2011 and December 31, 2010, respectively, is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	4,907	5,321

Total current	4,907	5,321

Non-current
Interest rate derivative not recognized as a hedge	9,859	14,427

Total non-current	9,859	14,427

Total other financial liabilities	14,766	19,748

c)	Hedging liabilities

Hedging liabilities as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Interest from the last date of interest rate swap	5,027	3,826
Fair value interest rate derivatives	34,105	24,522
Fair value of foreign currency derivatives	884	13,694

Total current	40,016	42,042

Non-current
Fair value interest rate derivatives	120,304	90,666
Fair value of foreign currency derivatives	—	7,222

Total non-current	120,304	97,888

Total hedging liabilities	160,320	139,930

The foreign currency derivatives correspond to Cross Currency Swaps and forward exchange contracts.

F-1-61

Hedging operation

The fair values by type of derivative, of the contracts held as hedging instruments are presented below:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Forward starting swaps (FSS) (1)	(19,703)	(54,670)
Interest rate options (2)	73	422
Interest rate swaps (3)	(139,733)	(64,344)
Cross currency swaps (CCIRS) (4)	—	26,703
Fuel collars (5)	19,016	17,782
Fuel swap (6)	11,599	28,032
Currency forward (7)	(253)	(13,694)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3, 6 and 12 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the TAB 180 days interest rate and the US dollar-Chilean peso exchange rate. These contracts are recorded as cash flow hedges.
(5)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(7)	Covers investments denominated in Chilean pesos to changes in the US Dollar – Chilean Peso exchange rate, with the aim of ensuring investment in dollars.

During the years presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results between 1 to 9 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. With respect to interest and currency hedges, the impact on results will occur continuously throughout the life of the contract (3 years), while cash flows will occur quarterly. Finally, the hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the years presented, all hedged highly probable forecast transactions have occurred.

During the years presented, there has been no hedge ineffectiveness recognized in the consolidated statement of income.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

F-1-62

The amounts recognized in comprehensive income during the year and transferred from net equity to income are as follows:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the year	(40,368)	(17,855)
Debit (credit) transferred from net equity to income during the year	62	(35,010)

NOTE 21 – TRADE AND OTHER ACCOUNTS PAYABLES

The composition of trade and other accounts payables is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
(a) Trade and other accounts payable	531,481	500,694
(b) Accrued liabilities at the reporting date	113,605	144,877

Total trade and other accounts payables	645,086	645,571

a)	Trade and other accounts payable as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Trade creditors	410,533	389,568
Leasing obligations	18,849	26,474
Other accounts payable (*)	102,099	84,652

Total	531,481	500,694

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 22.

F-1-63

Trade and other accounts payables by concept:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Aircraft fuel	134,088	104,404
Boarding Fee	80,253	72,864
Landing and other aviation fees	41,900	43,941
Suppliers’ technical purchases	36,387	29,594
Handling and ground handling	34,743	39,915
Other personnel expenses	32,833	22,445
Professional services and advisory	29,870	21,275
Marketing	22,183	21,041
Aircraft and engines leasing	18,849	26,474
U.S.A Department of Justice (*)	18,387	18,387
In-flight services	12,929	11,761
Maintenance	11,252	8,188
Crew	9,780	28,658
Aviation insurance	6,274	5,931
Communication	5,881	3,146
Others	35,872	42,670

Total trade and other accounts payables	531,481	500,694

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 22.

b)	The liabilities accrued at December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Aircraft and engine maintenance	11,178	26,133
Accounts payable to personnel	38,391	52,441
Accrued personnel expenses	46,034	40,974
Others accrued liabilities	18,002	25,329

Total accrued liabilities	113,605	144,877

F-1-64

NOTE 22 – OTHER PROVISIONS

The detail of other provisions as of December 31, 2011 and December 31, 2010 is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Provision legal claims (1)	7,363	753

Total other provisions, current	7,363	753

Non-current
Provision legal claims (1)	11,710	21,204
Provision for European Commission investigation (2)	10,675	10,916

Total other provisions, non-current	22,385	32,120

Total other provisions	29,748	32,873

(1)	The amount represents a provisions for certain legal claims made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2011 will be applied during the next 12 months.
(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions between January 1, 2010 and December 31, 2011 is as follows:

	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	2,804	25,000	27,804
Increase in provisions	2,872	—	2,872
Acquisition through business combination	17,174	—	17,174
Provision used	(681)	—	(681)
Reversal of unused provision	—	(14,084)	(14,084)
Exchange difference	(212)	—	(212)

Balance as of December 31, 2010	21,957	10,916	32,873

	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	21,957	10,916	32,873
Increase in provisions	12,085	—	12,085
Provision used	(3,592)	—	(3,592)
Reversal of unused provision	(11,518)	—	(11,518)
Exchange difference	141	(241)	(100)

Balance as of December 31, 2011	19,073	10,675	29,748

F-1-65

European Commission Provision:

(a) This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a significant matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a significant matter report notice on January 21, 2009.

(b) A significant matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are Lan Airlines S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, SAS and Singapore Airlines.

(c) Jointly, Lan Airlines S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LAN. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LAN cooperated during the investigation.

(d) On January 24, 2011, Lan Airlines S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At December 31, 2011, the provision reached the amount of ThUS$ 10,675 (ThUS$ 10,916 at December 30, 2010)

NOTE 23 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other current non-financial liabilities as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Deferred revenues	969,873	810,524
Dividends payable	85,318	125,435
Other sundry liabilities	2,446	3,192

Total other non-financial liabilities, current	1,057,637	939,151

F-1-66

NOTE 24 – EMPLOYEE BENEFITS

Provisions for employee benefits as of December 31, 2011 and December 31, 2010, respectively, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Pension payments	3,559	3,164
Termination payments	280	1,161
Other obligations	9,293	5,332

Total provisions for employee benefits, non-current	13,132	9,657

(a) The movement in payments for termination indemnities and other obligations between January 1, 2010 and December 31, 2011 is as follows:

ThUS$
Opening balance as of January 1, 2010	5,555
Increase (decrease) current service provision	4,825
Benefits paid	(723)

Balance as of December 31, 2010	9,657

Opening balance as of January 1, 2011	9,657
Increase (decrease) current service provision	5,482
Benefits paid	(2,007)

Balance as of December 31, 2011	13,132

(b) The provision for short-term benefits as of December 31, 2011 and December 31, 2010 respectively, is detailed below:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Profit-sharing and bonuses	38,391	52,441

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Salaries and wages	764,396	587,148	476,404
Short-term employee benefits	85,681	73,335	58,530
Termination benefits	18,207	11,751	17,408
Other personnel expenses	144,219	121,030	84,329

Total	1,012,503	793,264	636,671

F-1-67

NOTE 25 – NON-CURRENT ACCOUNTS PAYABLE

Non-current accounts payable as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Fleet financing (JOL)	271,965	314,372
Other accounts payable (*)	36,000	54,000
Aircraft and engine maintenance	38,540	47,607
Provision for vacations and bonuses	7,982	7,949
Other sundry liabilities	443	1,753

Total non-current liabilities	354,930	425,681

(*)	Agreement entitled “Plea Agreement” with the Department of Justice of United States of America; its short-term part is in trade and other payables. See details in Note 22.

F-1-68

NOTE 26 – EQUITY

(a)	Capital

The capital of the Company is managed and composed in the following form:

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at December 31, 2011 amounts to ThUS$ 473,907, divided into 340,326,431 common stock of a same series (ThUS$ 453,444 divided into 338,790,909 shares as of December 31, 2010), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

At December 31, 2011, the total number of shares authorized is 488,355,882 shares no par value, according to the capital increase approved at the Extraordinary Shareholders’ Meeting of December 21, 2011 by 147,355,882 ordinary shares no par value. Of this increase, 142,555,882 shares, will be allocated to the proposed merger with companies Sister Holdco S.A. and Holdco II S.A.; and 4,800,000 shares will be allocated to compensation plans for employees of the Company and its subsidiaries. At the end of this year, of the total shares subscribed, before the capital increase mentioned, 340,326,431 shares have been fully paid (includes 7,000 shares paid on 30 December 2011 and registered in the Register of Shareholders in January 2012), leaving 673,569 shares reserved for issuance under option contracts. Between January 1 and December 31, 2011, options for 1,535,522 shares have been exercised.

At December 31, 2010, of the total subscribed shares 338,790,909 were fully paid, with 2,209,091 stock option contracts reserved for issuance.

(c)	Other equity interests

The movement of other equity interest between January 1, 2010 and December 31, 2011 is as follows:

	Stock option plans	Other reserves	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	2,477	13	2,490
Stock option plans	3,523	—	3,523
Deferred tax	(599)	—	(599)
Legal reserves	—	49	49

Balance as of December 31, 2010	5,401	62	5,463

F-1-69

	Stock option plans	Other reserves	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	5,401	62	5,463
Stock option plans	2,084	—	2,084
Deferred tax	(355)	—	(355)
Transactions with minority interests	—	(1,801)	(1,801)
Capitalization share issuance and placement costs (1)	—	2,672	2,672
Legal reserves	—	429	429

Balance as of December 31, 2011	7,130	1,362	8,492

(1)	Capitalization share issuance and placement costs caused by the capital increase carried out in 2007, as set out extraordinary share holders meeting held on December 21, 2011.

(c.1)	Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 36.

(c.2)	Other sundry reserves

The balance of other sundry reserves comprises the following:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Reserve for the adjustment of the value of fixed assets (1)	2,620	2,620
Transactions with minority interests (2)	(1,801)	—
Share issuance and placement costs (3)	—	(2,672)
Others	543	114

Total	1,362	62

(1)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(2)	Corresponds to the loss generated by the participation of Lan Pax Group S.A., in the capital increase for Aerovías de Integración Regional, AIRES S.A.
(3)	As established in Circular 1,736 of the Superintendence of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve the share issuance and placement costs account to be deducted from the capital paid.

F-1-70

(d)	Other reserves

The movement of other reserves between January 1, 2010 and December 31, 2011 is as follows:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	(4,924)	(92,230)	(97,154)
Derivatives valuation gains (losses)	—	(17,855)	(17,855)
Deferred tax	(137)	3,035	2,898
Currency translation differences	804	—	804

Balance as of December 31, 2010	(4,257)	(107,050)	(111,307)

Opening balance as of January 1, 2011	(4,257)	(107,050)	(111,307)
Derivatives valuation gains (losses)	—	(40,368)	(40,368)
Deferred tax	1,855	6,862	8,717
Currency translation differences	(10,915)	—	(10,915)

Balance as of December 31, 2011	(13,317)	(140,556)	(153,873)

(d.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(d.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each year of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(e)	Retained earnings

The movement of retained earnings between January 1, 2010 and December 31, 2011 is as follows:

ThUS$
Opening balance as of January 1, 2010	740,047
Result for the year	419,702
Other decreases	(129)
Dividends	(210,406)

Balance as of December 31, 2010	949,214

Opening balance as of January 1, 2011	949,214
Result for the year	320,197
Other decreases	(632)
Dividends	(151,981)

Balance as of December 31, 2011	1,116,798

F-1-71

(f)	Dividends per share

As of December 31, 2011

	Final dividend 2010	Interim dividend 2011	Interim dividend 2011
Description
Date of dividend	4/29/2011	8/30/2011	12/20/2011
Amount of the dividend (ThUS$)	10,386	56,595	85,000
Number of shares among which the dividend is distributed	339,310,509	339,358,209	340,164,105
Dividend per share (US$)	0.03061	0.16677	0.24988

As of December 31, 2010

	Final dividend 2009	Interim dividend 2010	Interim dividend 2010
Description
Date of dividend	4/29/2010	7/27/2010	12/23/2010
Amount of the dividend (ThUS$)	10,940	74,466	125,000
Number of shares among which the dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.03229	0.21980	0.36896

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2011 interim dividends were declared for 44.2% of earnings for this year.

NOTE 27 – REVENUE

The detail of revenues is as follows:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Passengers	4,008,910	3,109,797	2,623,608
Cargo	1,576,530	1,280,705	895,554

Total	5,585,440	4,390,502	3,519,162

F-1-72

NOTE 28 – COSTS AND EXPENSES BY NATURE

a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Other rentals and landing fees	671,614	595,214	490,921
Aircraft fuel	1,750,052	1,161,927	959,608
Commissions	209,255	173,397	143,900
Other operating expenses	646,051	506,730	387,106
Aircraft rentals	174,197	98,588	83,712
Aircraft maintenance	182,358	120,642	121,037
Passenger services	136,049	114,221	92,796

Total	3,769,576	2,770,719	2,279,080

b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Depreciation (*)	386,644	327,136	295,894
Amortization	9,831	9,355	8,168

Total	396,475	336,491	304,062

(*)	Includes the depreciation of property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c)	Personnel expenses

The costs for personnel expenses are disclosed in provisions for employee benefits (See Note 24).

d)	Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Bank loan interest	99,093	117,405	113,827
Financial leases	10,617	5,880	4,406
Other financial instruments	29,367	31,994	34,876

Total	139,077	155,279	153,109

F-1-73

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 29 – GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The gains (losses) on sales of non-current assets not classified as Held for Sale as of December 31, 2011 and 2010 are as follows:

		For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(172)	1,413	4,278
Investments in companies, associates and joint businesses	—	—	(2)

Total	(172)	1,413	4,276

The gain (loss) on sales for the year is presented in other operating income by function and cost of sales.

NOTE 30 – OTHER INCOME, BY FUNCTION

Other income by function is as follows:

		For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Duty free	16,874	11,983	9,593
Aircraft leasing	12,701	13,130	20,696
Logistics and courier	10,958	36,778	33,132
Customs and warehousing	24,677	24,673	18,682
Tours	43,952	28,216	31,088
Other miscellaneous income	23,642	18,046	23,160

Total	132,804	132,826	136,351

F-1-74

NOTE 31 – FOREIGN CURRENCY AND EXHANGE RATE DIFFERENCES

a)	Foreign currency

The foreign currency detail of current and non-current assets is as follows:

Current assets	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Cash and cash equivalents	216,094	436,840
Chilean peso	148,274	368,360
Euro	5,688	7,844
Argentine peso	20,020	11,230
Brazilian real	6,616	4,759
Colombian peso	7,668	10,231
Other currency	27,828	34,416
Other current financial assets	4,352	6,726
Brazilian real	1,127	4,740
Colombian peso	2,009	947
Other currency	1,216	1,039
Other current non-financial assets	3,881	2,692
Chilean peso	1,561	1,247
Argentine peso	1,781	419
Brazilian real	52	96
Colombian peso	117	299
Other currency	370	631
Trade and other current accounts receivable	182,434	119,780
Chilean peso	63,818	28,606
Euro	8,266	8,429
Argentine peso	24,879	6,702
Brazilian real	35,467	31,329
Australian dollar	5,567	5,588
Colombian peso	34,583	27,156
Other currency	9,854	11,970
Current accounts receivable from related entities	809	21
Chilean peso	809	21
Current tax assets	67,668	62,455
Chilean peso	15,817	16,805
Argentine peso	20,236	14,477
Brazilian real	8,475	6,735
Mexican peso	18,457	17,477
Colombian peso	2,658	2,615
Other currency	2,025	4,346
Total current assets	475,238	628,514
Chilean peso	230,279	415,039
Euro	13,954	16,273
Argentine peso	66,916	32,828
Brazilian real	51,737	47,659
Mexican peso	18,457	17,477
Australian dollar	5,567	5,588
Colombian peso	47,035	41,248
Other currency	41,293	52,402

F-1-75

Non-current assets	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Other non-current financial assets	4,276	4,504
Brazilian real	1,939	1,991
Colombian peso	2,166	1,970
Other currency	171	543
Other non-current non-financial assets	18,081	1,681
Argentine peso	17,951	1,681
Colombian peso	130	—
Non-current accounts receivable	7,482	7,874
Chilean peso	7,422	7,864
Other currency	60	10
Investment recorded using the method of participation	990	593
Chilean peso	990	593
Goodwill	100,529	94,747
Argentine peso	487	523
Colombian peso	100,042	94,224
Deferred tax assets	50,272	28,943
Colombian peso	45,173	28,943
Other currency	5,099	—
Total non-current assets	181,630	138,342
Chilean peso	8,412	8,457
Argentine peso	18,438	2,204
Brazilian real	1,939	1,991
Colombian peso	147,511	125,137
Other currency	5,330	553

F-1-76

The foreign currency detail of current and non-current liabilities is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$
Other current financial liabilities	—	46,043	—	112,672
Chilean peso	—	41,638	—	112,672
Colombian peso	—	4,405	—	—

Trade and other accounts payables	298,551	240,419	21,082	14,012
Chilean peso	77,141	52,779	10,284	9,559
Euro	10,921	9,438	697	14
Argentine peso	35,542	43,214	—	3,725
Brazilian real	32,898	22,633	9	—
Colombian peso	53,988	44,725	10,019	—
Other currency	88,061	67,630	73	714

Current accounts payable from related	118	74	—	—
Chilean peso	118	74	—	—

Current tax liabilities	10,168	9,700	4,384	2,621
Chilean peso	3,678	3,007	748	1,064
Argentine peso	2,164	240	2,303	1,202
Brazilian real	1,724	1,994	334	—
Colombian peso	942	3,125	999	17
Other currency	1,660	1,334	—	338

Other current non-financial liabilities	32,393	27,729	2,527	1,071
Brazilian real	—	—	235	1,041
Colombian peso	32,036	27,477	1,789	—
Other currency	357	252	503	30

Total current liabilities	341,230	323,965	27,993	130,376
Chilean peso	80,937	97,498	11,032	123,295
Euro	10,921	9,438	697	14
Argentine peso	37,706	43,454	2,303	4,927
Brazilian real	34,622	24,627	578	1,041
Colombian peso	86,966	79,732	12,807	17
Other currency	90,078	69,216	576	1,082

F-1-77

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other non-current financial liabilities	—	61,477	—	—	—	—
Chilean peso	—	61,477	—	—	—	—

Non-current accounts payable	7,665	7,696	76	71	10	5
Chilean peso	6,684	6,721	76	71	10	5
Other currency	981	975	—	—	—	—

Other long-term provisions	21,175	—	—	1,707	—	—
Brazilian real	466	—	—	1,401	—	—
Colombian peso	5,728	—	—	153	—	—
Other currency	14,981	—	—	153	—	—

Non-current provisions for employee benefits	5,528	3,153	—	—	—	698
Argentine peso	1,097	—	—	—	—	698
Colombian peso	4,431	3,153	—	—	—	—

Total non-current liabilities	34,368	72,326	76	3,026	10	703
Chilean peso	6,684	68,198	76	71	10	5
Argentine peso	1,097	—	—	—	—	698
Brazilian real	466	—	—	1,401	—	—
Colombian peso	10,159	3,153	—	1,401	—	—
Other currency	15,962	975	—	153	—	—

General summary of foreign currency:	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Total assets	656,868	766,856
Chilean peso	238,691	423,496
Euro	13,954	16,273
Argentine peso	85,354	35,032
Brazilian real	53,676	49,650
Mexican peso	18,457	17,477
Australian dollar	5,567	5,588
Colombian peso	194,546	166,385
Other currency	46,623	52,955

Total liabilities	403,677	528,995
Chilean peso	98,739	289,067
Euro	11,618	9,452
Argentine peso	41,106	49,079
Brazilian real	35,666	27,069
Colombian peso	109,932	82,902
Other currency	106,616	71,426

Net position	253,191	237,861
Chilean peso	139,952	134,429
Euro	2,336	6,821
Argentine peso	44,248	(14,047)
Brazilian real	18,010	22,581
Mexican peso	18,457	17,477
Australian dollar	5,567	5,588
Colombian peso	84,614	83,483
Other currency	(59,993)	(18,471)

F-1-78

b)	Exchange differences

Exchange rate differences recognized in results, other than those relating to financial instruments at fair value through profit and loss, accumulated at December 31, 2011 and 2010 generated a loss of ThUS$ 256 and a gain of ThUS$ 13,792, respectively.

Exchange rate differences shown in equity as translation reserves for the year ended December 31, 2011 and 2010 represented a loss of ThUS$ 10,864 and a gain of ThUS$ 708, respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of December 31, 2011	As of December 31, 2010
Chilean peso	519.20	468.01
Argentine peso	4.30	3.97
Brazilian real	1.87	1.66
Peruvian Sol	2.69	2.81
Australian dollar	0.98	0.99
Strong Bolivar	4.30	4.30
Boliviano	6.86	6.94
Uruguayan peso	19.80	19.80
Mexican peso	13.96	12.38
Colombian peso	1,936.00	1,905.10
New Zealand dollar	1.28	1.30
Euro	0.77	0.75

NOTE 32 – EARNINGS PER SHARE

	For the year ended December 31,
Basic earnings	2011	2010
Earnings attributable to controlling company’s equity holders (ThUS$)	320,197	419,702
Weighted average number of shares, basic	339,424,598	338,790,909
Basic earnings per share (US$)	0.94335	1.23882

	For the year ended December 31,
Diluted earnings	2011	2010
Earnings attributable to controlling company’s equity holders (ThUS$)	320,197	419,702
Weighted average number of shares, basic	339,424,598	338,790,909
Adjustment diluted weighted average shares Stock options	271,380	954,544

Weighted average number of shares, diluted	339,695,978	339,745,453

Diluted earnings per share (US$)	0.94260	1.23534

F-1-79

NOTE 33 – CONTINGENCIES

a)	Lawsuits

a1) Actions brought by Lan Airlines S.A. and Subsidiaries.

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued on August 29, 2007 Varig Logística S.A. (“Variglog”) for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debt or, VRG Linhas Aéreas S.A.	Stage of execution in Switzerland of judgment condemning Variglog to repay the principal, interest and costs in favor of AAI. An embargo is held over the bank account of Variglog in Switzerland by AAI. Variglog is in the process of judicial recovery in Brazil and requested on Switzerland to recognize the judgment that declared the state of judicial recovery (*)	17,100 plus interest and costs

Atlantic Aviation Investments LLC	Supreme Court of the State of New York, County of New York	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Volo Logistics LLC (a) as representative for Variglog, for failure to pay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006.	The court dismissed in part and upheld in part the motion to dismiss counterclaims brought by defendants in the case. Both parties appealed this decision. AAI filed a request for summary Judgement (short trial) that the court ruled favorably. The defendants appealed from this decision that was granted suspensive effect (*)	17,100 plus interest costs and damages
(*) See Note 38

F-1-80

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Tax Court of Guayaquil	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for overpayment of VAT.	Favorable sentence at first intance, appeal pending against them.	4,210 plus interest

Lan Airlines S.A.	Tax Tribunal of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for overpayment of VAT.	Requested sentence.	3,958

Lan Perú S.A.	Administrative Tribunal of Perú	2011	Lan Peru is suing L.A.P. (Lima Airport concession) for wrong amounts charged by the use of hoses at the airport in Lima. These amounts are intended to supplement what has already been obtained in a ruling that ordered Ositran LAP wrong amounts charged back.	First intances.	740

Aerotransportes Mas de Carga S.A. de C.V.	Federal Court of Fiscal and Administrative Justice	24611/08	Judgement of invalidity against the tax authority’s refusal to restore a balance in favor of VAT.	At the stage of offer of proof.	1,000

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09504-2010- 0114	Against the regional director of the Guayaquil Internal Revenue Service to determine tax credit decreased for the year 2006.	Practiced evidence	4,565

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09503-2010- 0172	Against the regional director of the Guayaquil Internal Revenue Service for non-payment of advance income tax, 2010.	Calling for evidence	696

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	6886-4499-06	Against the regional director of the Guayaquil Internal Revenue Service for rectification of tax return for 2003.	Sentence pending.	Undetermined

F-1-81

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Aerovías de Integración Regional S.A. AIRES S.A.	Section One, Subsection A, the Administrative Tribunal of Cundinamarca		AEROVIAS DE INTEGRACION REGIONAL S.A AIRES S.A. seeks that Act 043 Session of October 20, 2008 of Grupo Evaluador de Proyectos Aerocomerciales GEPA be declared invalid. This relates to the decision of the Director of the UAEAC and Enrique Olaya Herrera airport in Medellin to order the suspension of operations of the company to and from that airport.	On June 17, 2010 a decree was issued by which evidence was presented, the status of which was notified on June 22 of that year. On March 8, 2011 the preliminary stages were completed. On July 6, 2011 per state order, Aerocivil was ordered to pay the fees of the expert witness. An appeal was registered against this judgement on July 22.	ThUS$ 2,033 The estimated amount of damages that were caused to AIRES SA as a result of the suspension of operations at the Enrique Olaya Herrera airport in Medellin.

a2)	Lawsuits against Lan Airlines S.A. and Subsidiaries

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Aerolinhas Brasileiras S.A.	Secretary of Finance of State of Río de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT) on import of Boeing-767 aircraft registered No. PR-ABB.	Pending resolution of the review group to annul the fine.	3,000

Lan Cargo S.A.	Civil Court of Asunción, Paraguay	78-362	Request of indemnification for damages brought by the prior general agent in Paraguay.	Pending appeal of the decision to reject one of the exceptions to lack of overt action, made by lawyers for the defendant.	437

F-1-82

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Lan Airlines S.A. y Lan Cargo S.A.	European commission and Canada	—	Investigation of possible breaches of free competition of cargo airlines, especially the fuel surcharge.On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A.and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargo market, especially the intended fixing of a surcharge for fuel and cargo. Dated November 09, 2010 the Direction General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. the imposition of fines in the amount of ThUS$ 10,675. This fine is being appealed by Lan Cargo SA and Lan Airlines S.A. We can not predict the outcome of the appeal process.	On 14 April 2008, the Company answered the European Commission’s notification. The appeal was presented on January 24, 2011.	10,675

Lan Airlines S.A. and Lan Cargo S.A.	Competition Bureau Canada	—	Investigation for possible infractions of competition from airlines cargo flights, especially fuel surcharges.	Investigation pending.	Undetermined

Lan Cargo S.A. and Lan Airlines S.A.	Canada-Superior Court of Quebec, Supreme Court of British Columbia, Superior Court of Ontario	—	For class actions, as a result of the investigation for possible breaches of competition from airlines cargo flights, especially fuel surcharges. They have filed three lawsuits in Canada (Quebec, British Columbia and Ontario).	Case is in the process of discovery and class certification tests.	850

F-1-83

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Lan Cargo S.A. and Lan Airlines S.A.	In the High Court of Justice Chancery Division (England) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	—

Lawsuit filed against European Airlines by users of freight services in private prosecutions as a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharges. Lan Airlines S.A. and Lan Cargo S.A. have been third- party defendants in such prosecutions in England and the Netherlands.

				Case is in the process of discovery tests.	Undetermined

Lan Logistics, Corp.	Federal Court, Florida, U.S.A.	—	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	Failed against Lanlogistics, Corp. for $5 million plus interest, which is appealing to the court of appeals.	Undetermined

Aerovías de Integración Regional S.A. AIRES S.A.	Civil Court of the Circuit of Bogota		On December 10th 2008, HK-4491 aircraft was at the Bucaramanga airport and after starting engine n°2 as the starting procedure of engine n°1 began; there was a failure in the startup system and pressurization of the aircraft. The complainant, Mrs. Milena Paez, claims there is a civil contractual liability since, due to hearing loss in her right ear which affected her family, professional, and community life, the airline failed in its obligation to bring the passenger safely to her destination.	Aires S.A. was served the first week of December 2011 on the petition and is in time to answer, the due date being January 23rd 2012	Action against Aires S.A. with an initial aspiration of ThUS$ 1,768 that is ThCOP 1,899,650 (equivalent 3,550 SMMLV plus the corresponding accrued interest since December 2008, title that generates an additional quantity of ThCOP 1,500,000 equivalent to 2,800 SMMLV).

F-1-84

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defesa Econômica, Brasil	—	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharges.	Investigation pending. CADE and Federal Attorney not yet issued final decisions.	Undetermined

Lan Airlines S.A. “Brazil”	Instituto de Defesa do Consumidor de Sao Paulo	—	The Department of Consumer Protection and Defense (“PROCON”) has applied a fine to Lan Airlines S.A. in the amount of MR$ 1,688 equivalent to approximately ThUS$ 905. This penalty relates to the cancellation of flights to Chile as a product of the 2010 earthquake, holding that Lan Airlines S.A. did not act in accordance with the rules applicable to the facilities and offered no compensation to passengers who could not travel as a result of this extraordinary circumstance.	Fine imposed by the consumer entity Sao Paulo.	905

Lan Perú S.A.	Administrative Tribunal of Peru	2011	LAP (Lima Airport concession) is questioning before an administrative tribunal’s decision to the administrative authority Ositran, which in due course LAP stated that it had to give certain amounts uncollected by Lan Peru for the use of hoses in the Lima Airport.	First instance.	2.109

Lan Cargo S.A	Tribunal of Arbitration, Frankfurt/ Germany		Aerohandling Airport Assistance GmbH (Handling company in Frankfurt/ Airport) is claiming additional payment for Lan Cargo S.A. services offered over the years 2007 to 2010.	Single instance.	820

F-1-85

Considering the stage of process for each of the cases mentioned above and/or the improbable event of obtaining an adverse sentence, as of December 31, 2011 the Company has estimated that is not necessary to make a provision for any case, with the exception of the significant matter relating to the European Commission which was reported to the SVS. A provision of US$ 11 million has been recorded for the decision issued by the European Commission on November 9, 2010.

On May 6 2011, the Directors of Lan Cargo S.A. and Aerolinhas Brasileiras S.A. approved a judicial agreement with the defenders of the civil class action case that was in process before the United States District Court for the Eastern District of New York. From the agreement, Lan Cargo S.A. and Aerolinhas Brasileiras S.A. committed to pay the amount of US$ 59.7 million and US$ 6.3 million, respectively, payments that were already made as of December 31, 2011. This agreement terminates the companies´ obligations with regards to all plaintiffs who will not choose to file a suit in an individual capacity against the companies. The terms of the judgment have not yet been set for the plaintiffs who are considering opting for a separate suit.

NOTE 34 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export – Import Bank, restrictions have been established to the Company’s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by the European Export Credit Agencies, limits have been established on some of the Company’s financial indicators. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

In connection with the financing of spare engines for its Boeing 767 and 777 fleet, which are guaranteed by the Export – Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the current year local banks have set limits to some financial indicators of the Company on a consolidated basis.

At December 31, 2011, the Company is in compliance with these covenants.

F-1-86

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of December 31, 2011	As of December 31, 2010
ACS Aircraft Finance Bermuda Ltd. – Aircastle (WFBN)	Boeing 737	1	1
AerCap (WFBN)	Airbus A320	—	1
Aircraft 76B-26261 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-26327 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-27597 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	—
Aircraft Solutions Lux V S.ÀR.L. (AVMAX)	Bombardier Dhc8-200	1	—
Avolon Aerospace AOE 19 Limited	Airbus A320	1	—
Avolon Aerospace AOE 20 Limited	Airbus A320	1	—
Avolon Aerospace AOE 6 Limited	Airbus A320	1	—
AWAS 4839 Trust	Airbus A320	1	—
BOC Aviation Pte. Ltd.	Airbus A320	1	—
Celestial Aviation Trading 16 Ltd. – GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 23 Ltd. – GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. – GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. – GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 48 Ltd. – GECAS (WFBN)	Boeing 767	1	—
Celestial Aviation Trading 51 Ltd. – GECAS (WFBN)	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	9	9
International Lease Finance Corp. (ILFC)	Boeing 737	2	2
International Lease Finance Corp. (ILFC)	Boeing 767	1	8
JB 30244, Inc. – AWAS	Boeing 737	1	1
JB 30249, Inc. – AWAS	Boeing 737	1	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	4	4
MCAP Europe Limited – Mitsubishi (WTC)	Boeing 737	1	1
MSN 167 Leasing Limited	Airbus A340	1	1
MSN 32415, LLC – AWAS	Boeing 737	1	1
NorthStar AvLease Ltd.	Bombardier Dhc8-200	—	1
Orix Aviation Systems Limited	Airbus A320	2	2
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
Sunflower Aircraft Leasing Limited – AerCap	Airbus A320	2	2
TIC Trust (AVMAX)	Bombardier Dhc8-200	—	1

Total		49	45

F-1-87

During 2011, 7 of 8 Boeing 767 aircraft leased to “International Lease Finance Corp. (ILFC), were transferred by the lessor to seven different special purpose entities. Further, in December 2011, NorthStar AvLease Ltd. transferred a Bombardier Dhc8-200 aircraft to Aircraft Solutions Lux V S.ÀR.L. (AVMAX)

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
No later than one year	169,842	151,781
Between one and five years	443,256	440,632
Over five years	92,264	107,593

Total	705,362	700,006

The minimum lease payments charged to income are the following:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Minimum operating lease payments (*)	168,369	93,219	81,425

Total	168,369	93,219	81,425

In September 2010, the Company added one Airbus A320-200 aircraft for a period of eight months, the latter finally returned in May 2011. Additionally, in November and December 2010, the Company added two Boeing 767-300F aircraft, with terms of contract for seven and six years respectively.

In January 2011, the Company added to the fleet three aircraft, a Boeing 767-300F with a contract term of five years, one Airbus A320-200 for a period of seven years and one Airbus A319-100 for a period of four months which was returned in May 2011. In July 2011, the Company added two Airbus A320-200 aircrafts for a period of eight years, while in August and September 2011, the Company received an Airbus A320-200 aircraft for a period of eight years. On the other hand, in September 2011 an Bombardier Dhc8-200 aircraft was returned due to termination of the lease term.

(*)	At December 31, 2011, includes an amount of ThUS$ 44,011 as a result of the incorporation of AIRES S.A. as a subsidiary as of December 2010.

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

F-1-88

At December 31, 2011 the Company has existing letters of credit relations to operating leasing as follows:

Acreedor Garantía	Nombre deudor	Tipo	Valor MUS$	Fecha de liberación
Air Canada	Lan Airlines S.A.	One letter of credit	1,800	Jun 30, 2012
Celestial Aviation Trading 16 Ltd	Lan Cargo S.A.	Two letters of credit	3,500	Apr 25, 2012
Celestial Aviation Trading 35 Ltd	Lan Airlines S.A.	One letter of credit	2,500	Jun 13, 2012
CIT Aerospace International	Lan Airlines S.A.	Two letters of credit	3,240	May 10, 2012
GE Capital Aviation Services Ltd	Lan Cargo S.A.	Eight letters of credit	23,682	Apr 25, 2012
International Lease Finance Corp.	Lan Airlines S.A.	Eight letters of credit	3,880	Aug 25, 2012
Orix Aviation System Limited	Lan Airlines S.A.	Two letters of credit	6,520	May 5, 2012
TAF Mercury	Lan Airlines S.A.	One letter of credit	4,000	Dec 11, 2012
TAF Venus	Lan Airlines S.A.	One letter of credit	4,000	Dec 11, 2012

			53,122

(c)	Other commitments

At December 31, 2011 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	Jan 31, 2012
The Royal Bank of Scotland plc	Lan Airlines S.A.	Two letters of credit	18,000	Jan 8, 2012
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Forty-five certificates of deposits	7,282	Jan 31, 2012
Washington International Insurance	Lan Airlines S.A.	Six letters of credit	2,990	Apr 6, 2012
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Two warranty insurance policies	2,702	Apr 7, 2012
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	May 31, 2012

			52,649

F-1-89

NOTE 35 – TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties for the year ended December 31, 2011

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	71
	Verde Ltda. y CPA	shareholder			Passenger services provided	CLP	19

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Property rental granted	CLP	122
	Training S.A.				Payments on behalf received	CLP	(19)
					Training received	CLP	(633)
					Payments on behalf received	US$	(82)
					Training received	US$	(512)

78.591.370-1	Bethia S.A. y Filiales (1)	Other related parties	Chile	Investments	Property rental granted	CLP	546
					Professional advice granted	CLP	300
					Services provided air cargo transport	CLP	1.381
					Other service received	CLP	(109)
					Payments on behalf received	CLP	(345)
					Sale of subsidiaries	CLP	53.386

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Passenger services provided	CLP	199

Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Property rental granted Payments on behalf provided	US$ US$	(412 811)

96.625.340-1	Inversiones Mineras del Cantabrico S.A.	Other related parties	Chile	Investments	Payments on behalf received	US$	(811)

(1)	On April 06, 2011 Lan Cargo S.A. e Inversiones Lan S.A., subsidiaries of Lan Airlines S.A. as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA, subsidiaries of Bethia S.A. company, as purchasers, entered into a contract of sale with respect to 100% of the social capital of companies Blue Express Intl Ltda. and Blue Express S.A. The sale value of Blue Express Intl. Ltda and subsidiary was for ThUS$ 53,386.

F-1-90

b)	Transactions with related parties for the year ended December 31, 2010

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling shareholder	Chile	Investments	Property rental granted Passenger services provided	CLP CLP	77 13

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Property rental granted	CLP	17
	Training S.A.				Assignment of debt granted	CLP	18
					Payments on behalf received	CLP	(16)
					Training received	CLP	(356)
					Payments on behalf received	US$	(95)
					Training received	US$	(363)

96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Landing and other aviation rates received	CLP	(35)
					Basic consumptions received	CLP	(8)
					Aeronautical concession received	CLP	(153)
					Dividend distribution	CLP	73

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	63
	Tornagaleones S.A.	parties

96.669.520-K	Red de Televisión	Other related	Chile	Television	Passenger services provided	CLP	65
	Chilevisión S.A.	parties			Publicity services received	CLP	(100)

96.894.180-1	Bancard Inversiones	Other related parties	Chile	Professional advice	Professional advice received	CLP	(7)

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Property rental granted	US$	(271)
	Argentina	parties			Other services provided	US$	13

F-1-91

c)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Remuneration	9,696	7,505
Management fees	185	150
Corrections of value and non-monetary benefits	665	352
Short-term benefits	5,011	4,680
Share-based payments	2,084	3,523

Total	17,641	16,210

NOTE 36 – SHARE-BASED PAYMENTS

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

During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment of options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price.

The original grant and subsequent amendments have been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule, which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period
30%	From October 29, 2010 until March 31, 2012
70%	From October 30, 2011 until March 31, 2012

These options have been valued and booked at their fair value on the grant date, determined using the “Black-Scholes-Merton” method.

All options expire on March 31, 2012.

Number of share options
Stock options under a share-based payment agreement balance as of January 1, 2011	2,209,091
Stock options granted	—
Stock options annulled	—
Stock options exercised	(1,535,522)

Stock options under a share-based payment agreement balance as of December 31, 2011	673,569

F-1-92

Entry data for option valuation model used for stock options granted during the year.

Weighted average share price	Exercise price		Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 17.3	US$	14.5	33.20%	1.9 years	50%	0.0348

NOTE 37 – THE ENVIRONMENT

In accordance with the General Environment Bases Law issued in Chile and its complementary regulations, there are no provisions that affect the operation of air transport services.

NOTE 38 – SUBSEQUENT EVENTS

The consolidated financial statements of Lan Airlines S.A. and Subsidiaries as of December 31, 2011 have been approved in extraordinary session of the Board February 14, 2012, which was attended by the following directors:

1.	Jorge Awad Mehech,

2.	Darío Calderón González,

3.	Juan José Cueto Plaza,

4.	Juan José Cueto Sierra,

5.	Ramón Eblen Kadis, and

6.	Carlos Alberto Heller Solari.

Judgement against Variglog

On February 2, 2012, Variglog made a filing before the Brazilian court expressing that it was unable to abide by the terms of the judicial reorganization. Variglog shall therefore present a new plan which shall be approved or rejected by the creditors at a Meeting. Up to the date hereof, there is no a fixed date in which Variglog shall present the new plan.

Judgement against Matlin Patterson

On February 7, 2012, the Appellate Court of New York in a unanimous decision confirmed the judgment of the lower court in favor of AAI. With such decision, the staying effect ordered by the Appellate Court on July 28, 2011 ceases and AAI will reassume the procedure before the lower court for determination of damages. In principle, Matlin Patterson may not appeal to the decision of the Appelate Court unless it obtains a special permission from the New York Court of Appeals, the highest court in the State.

Except as mentioned above, subsequent to December 31, 2011 until the date of issuance of these financial statements, the Company has no knowledge of any other subsequent events that may significantly affect the balances or their interpretation.

F-1-93

NOTE 39 – BUSINESS COMBINATIONS

(a)	Aerovías de Integración Regional, AIRES S.A.

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

Aerovías de Integración Regional, AIRES S.A., founded in 1980, at the date of acquisition it was the second largest operator within the Colombian domestic market with a market share of 22%. AIRES S.A. offers regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LAN Airlines S.A. Additionally, better performance is expected by the business of Lan Airlines S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Company has measured the non-controlling interest in AIRES S.A. using the proportionate share of the non-controlling interest in net identifiable assets acquired.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 94,224.

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$
Current assets	27,315	Current liabilities	125,193
Non-current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)

Total assets	58,967	Total liabilities	58,967

Controlling interest	(82,224)

Goodwill determination:

ThUS$
Controlling interest	82,224
Purchase price	12,000

Goodwill	94,224

(b)	AEROASIS S.A.

Dated February 15, 2011, Lan Pax Group S.A. subsidiary of Lan Airlines S.A. acquired 100% of Colombian society AEROASIS S.A. The purchase price was ThUS$ 3,541.

AEROASIS S.A. is a corporation incorporated under the laws of the Republic of Colombia through Public Deed No. 1206 dated May 2, 2006.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 6,736.

F-1-94

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$
Current assets	1,802	Current liabilities	8,007
Non-current assets	3,010	Non-current liabilities	—
		Equity	(3,195)

Total assets	4,812	Total liabilities & equity	4,812

Controlling interest	(3,195)

Goodwill determination:

ThUS$
Controlling interest	3,195
Purchase price	3,541

Goodwill	6,736

In accordance with IFRS 3, the determined value of goodwill is provisional.

F-1-95