Form 20-F
period 2012-12-31
LATAM AIRLINES GROUP S.A.
filed 2013-04-30
CIK 1047716

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14728

LATAM Airlines Group S.A.

(Exact name of registrant as specified in its charter)

LATAM Airlines Group S.A.	Republic of Chile
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 488,355,791.

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

In this annual report on Form 20-F, unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated subsidiaries: Transporte Aéreo S.A. (which does business under the name “LAN Express”), LAN Perú S.A. (“LAN Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”), TAM Linhas Aereas S.A. (“TAM Linhas Aereas”) and LAN Cargo S.A. (“LAN Cargo”), and its three regional affiliates: Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil. All references to “Chile” are references to the Republic of Chile.

On June 22, 2012, LATAM Airlines Group was formed following the completion of the business combination between LAN Airlines S.A. and its consolidated subsidiaries (“LAN”) with TAM S.A. and its consolidated subsidiaries (“TAM”). Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I S.A. (“Holdco I”) and a subsidiary of LATAM Airlines Group. LATAM’s consolidated financial statements for the year ended December 31, 2012 include TAM’s financial results from June 23, 2012. As LATAM Airlines Group S.A. is the owner of substantially all the economic rights in TAM, TAM and its consolidated subsidiaries are for the purposes of this annual report and LATAM’s consolidated financial statements treated as being subsidiaries of LATAM Airlines Group S.A. See “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.”

In this annual report on Form 20-F, unless the context otherwise requires, references to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A., and its consolidated subsidiaries, in connection with circumstances and facts occurring prior to June 22, 2012.

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated subsidiaries, including TAM Linhas Aereas S.A., the operating entity, Multiplus S.A. (“Multiplus”), Pantanal Linhas Aéreas S.A. (“Pantanal”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”), and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “reais,” “Brazilian reais,” or “R$” are to Brazilian reais, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 28, 2012, which was Ch$478.60 = US$1.00. The observed exchange rate on April 15, 2013, was Ch$469.24 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the “dólar observado” or “observed” exchange rate published by Banco Central doBrasil (which we refer to as the Central Bank of Brazil) on December 31, 2012, which was R$2.044 = US$1.00. The observed exchange rate on April 15, 2013, was R$ 1.979 =US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos nor Brazilian reais. See “Item 3. Key Information—Selected Financial Data—Chilean Peso Exchange Rates” and “Item 3. Key Information—Selected Financial Data—Brazilian Exchange Rates.”

LATAM Airlines Group and the majority of our subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos, Colombian pesos or Brazilian reais. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian reais. Our audited consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), require assets and liabilities to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date, although a monthly rate may also be used if exchange rates do not vary widely.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2009, 2010, 2011, and 2012, were prepared in accordance with IFRS. LAN’s date of transition to IFRS was January 1, 2008. Consequently, LAN prepared opening consolidated statements of financial position under IFRS as of that date. The date of adoption of IFRS was January 1, 2009. As a result, the summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report is derived from LAN’s audited consolidated annual financial statements included in previously issued annual reports filed by LAN. This financial information was previously presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”), and has been restated under IFRS only for comparative purposes. As a result, LAN’s financial information presented under IFRS as of and for the year ended December 31, 2009 (and later periods) is not directly comparable to financial information presented with respect to previous years under Chilean GAAP. Accordingly, readers should avoid such comparison.

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian reais amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 6 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including those relating to our recently completed combination with TAM. See “Item 3. Key Information—Risk Factors—Risks Relating to the Combination of LAN and TAM.” Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3—Key Information—Risk Factors” generally and with respect to our combination with TAM in particular;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, Brazil other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Brazilian, Latin American and world economies and their impact on the airline industry;

•	the effects of competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

“available seat kilometers equivalent” or “ASK equivalent”	The number of seats made available for sale plus the quotient of cargo ATKs divided by 0.095, all multiplied by the kilometers flown.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The number of passengers multiplied by the number of kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by system RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI leases”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease.”

“Airbus A320-Family Aircraft”	The Airbus A318, Airbus A319, Airbus A320 and Airbus A321 models of aircraft.

“block hours”	The elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“m²”	square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses”, as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, airdraft maintenance, and other operating expenses.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

On June 22, 2012, LATAM Airlines Group was formed through the combination of LAN and TAM. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM Airlines Group. Financial statements for LATAM fully consolidate TAM’s results since June 23, 2012.

Selected audited consolidated historical financial information of LATAM provided under “—LATAM’s Historical Financial Information” below has been derived from LATAM’s audited consolidated financial statements as described below. The LATAM Historical Financial Information includes (i) statement of income data for LATAM for the year ended December 31, 2012 (which includes TAM’s financial results from June 23, 2012), (ii) balance sheet data for LATAM as at December 31, 2012 (which includes TAM’s assets and liabilities as of such date), and (iii) statement of income and balance sheet data for LATAM for the years ended December 31, 2008, 2009, 2010 and 2011, which represents LAN’s historical audited consolidated financial information.

LATAM’s Historical Financial Information

LATAM’s consolidated statement of income data for the year ended December 31, 2012, includes TAM’s results of operations from June 23, 2012, and the LATAM balance sheet data as at December 31, 2012 consolidated TAM’s assets and liabilities as at December 31, 2012. The LATAM Historical Financial Information for the years ended 2011, 2010, 2009 and 2008 represents LAN’s historical audited consolidated financial information

The summary consolidated annual financial information of LATAM as of December 31, 2012, 2011, 2010 and 2009 and for each of the four years ended December 31, 2012, 2011, 2010 and 2009 has been prepared in accordance with IFRS and is derived from LATAM’s audited consolidated annual financial statements, which are included in this annual report or in previous annual reports filed by LAN with the SEC.

LAN’s date of transition to IFRS was January 1, 2008. Consequently, LAN prepared opening consolidated statements of financial position under IFRS as of that date. The date of adoption of IFRS was January 1, 2009. As a result, the summary consolidated annual financial information as of December 31, 2008 and for the year ended December 31, 2008 presented in this annual report is derived from LAN’s audited consolidated annual financial statements included in previously issued annual reports filed by LAN. This financial information was previously presented in accordance with Chilean GAAP, and has been restated under IFRS only for comparative purposes. You should read the information below in conjunction with LATAM’s audited consolidated financial statements and the notes thereto, as well as the sections of this annual report entitled “Presentation of Information” and “Item 5. Operating and Financial Review and Prospects.”

LATAM’s Annual Financial Information

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in US$ millions, except per share and capital stock data)
The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	7,978.7	4,008.9	3,109.8	2,623.6	2,820.8
Cargo	1,743.5	1,576.5	1,280.7	895.6	1,319.4

Total operating revenues	9,722.2	5,585.4	4,390.5	3,519.2	4,140.2
Cost of sales	(7,642.6)	(4,078.6)	(3,012.7)	(2,522.8)	(2,893.9)

Gross margin	2,079.5	1,506.8	1,377.8	996.4	1,246.3
Other operating income(3)	220.2	132.8	132.8	136.4	142.9
Distribution costs	(803.6)	(479.8)	(383.5)	(327.0)	(366.7)
Administrative expenses	(869.5)	(406.0)	(332.0)	(270.0)	(275.0)
Other expenses	(311.8)	(214.4)	(172.4)	(100.5)	(127.9)
Other gains/(losses)	(38.8)	(33.0)	5.4	(11.7)	(135.0)
Financial income	77.5	14.5	14.9	18.2	18.5
Financial costs	(294.6)	(139.1)	(155.3)	(153.1)	(125.5)
Equity accounted earnings	1.0	0.5	0.1	0.3	0.7
Exchange rate differences	66.7	(0.3)	13.8	(11.2)	23.4
Result of indexation units	0.0	0.1	0.1	(0.6)	1.2

Income before income taxes	126.6	382.4	502.0	277.5	403.4
Income tax	(102.2)	(61.8)	(81.1)	(44.5)	(65.1)

Net income for the period	24.4	320.6	420.9	233.0	338.3

Income attributable to the parent company’s equity holders	11.0	320.2	419.7	231.1	336.5

Income attributable to non-controlling interests	13.4	0.4	1.2	1.9	1.8

Net income for the period	24.4	320.6	420.9	233.0	338.3

Earnings per share
Average number of Shares	412,267,624	339,424,598	338,790,909	338,790,909	338,790,909
Basic earnings per share (US$)(4)	0.02657	0.94335	1.23882	0.68221	0.99318
Diluted earnings per share(US$)	0.02657	0.9426	1.23534	0.68221	0.99318

	At December 31,
	2012	2011	2010	2009	2008
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:

Cash, and cash equivalents	650.3	374.4	631.1	731.5	401.0
Other current assets in operation	2,649.6	964.3	896.5	666.6	665.8
Non-current assets and disposal groups held for sale	47.7	4.7	5.5	10.9	10.4

Total current assets	3,347.6	1,343.4	1,533.1	1,409.0	1,077.2
Property and equipment	11,797.9	5,928.0	4,948.4	4,196.6	3,966.1
Other non-current assets	5,447.8	377.3	304.4	166.4	153.6

Total non-current assets	17,245.7	6,305.3	5,252.8	4,363.0	4,119.7

Total assets	20,593.3	7,648.7	6,785.9	5,772.0	5,196.9
Total current liabilities	5,780.3	2,322.1	2,144.0	1,523.3	1,551.5
Total non-current liabilities	9,644.2	3,869.2	3,341.8	3,142.7	2,876.8

Total liabilities	15,424.5	6,191.3	5,485.8	4,666.0	4,428.3
Issued Capital	1,501.0	473.9	453.4	453.4	453.4
Net equity attributable to the parent company’s equity holders	5,142.1	1,445.3	1,296.8	1,098.8	761.8
Minority interest	26.7	12.0	3.2	7.1	6.8

Total net equity	5,168.8	1,457.3	1,300.1	1,105.9	768.6

(1)	For more information on the subsidiaries included in this consolidated account, see Note 1 to our audited consolidated financial statements.

(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income, and for the year ended December 31, 2012, revenue of Multiplus. For more information, see Note 32 to our audited consolidated financial statements.
(4)	As of December 31, 2009 and 2010 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 American Depositary Shares (“ADSs”). As of December 31, 2011 we had 340,326,431 common shares outstanding, which was equivalent to 340,326,431 ADSs. As of December 31, 2012 we had 488,355,791 common shares outstanding, which was equivalent to 488,355,791 ADSs

The table below presents unaudited operating data of LATAM as at December 31, 2008, 2009, 2010, 2011 (which represents LAN’s historical unaudited operating data), and as at December 31, 2012 (which includes TAM’s unaudited operating data since June 23, 2012). LATAM believes this operating data is useful to report the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as at December 31,
Operating Data:	2012	2011	2010	2009	2008
ASKs (million)	93,319.2	48,153.6	42,355.2	38,776.2	35,176.1
RPKs (million)	74,694.9	38,422.9	33,147.5	29,836.2	26,951.7
ATKs (million)	6,449.6	5,192.7	4,628.7	3,848.9	4,071.9
RTKs (million)	4,044.5	3,612.4	3,245.3	2,627.4	2,906.2
ASK Equivalent (million)	161,209.3	102,813.6	91,078.4	79,290.9	78,038.2

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso or the Brazilian real. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is partially mitigated by the fact that 54% of our revenues and 42% of our operating expenses for the year ended December 31, 2012 are denominated in U.S. dollars.

LATAM Unaudited Pro Forma Financial Information

The unaudited pro forma statement of income data for the years ended December 31, 2011 and 2012 combines the historical consolidated statements of income of LAN and TAM, giving effect to the combination as if it had been consummated on January 1, 2011.

The unaudited pro forma information has been prepared using the purchase method of accounting, with LAN treated as the acquirer of TAM. A reconciliation of the unaudited LATAM Pro Forma Financial Information to LATAM’s audited consolidated income statements for the years ended December 31, 2011 and 2012, which have been prepared in accordance with IFRS, is included under “Item 5. Operating and Financial Review and Prospects—Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (Pro forma) compared to year ended December 31, 2011 (Pro forma)—Pro Forma Adjustments.”

The LATAM unaudited Pro Forma Financial Information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of LATAM would have been had the proposed combination occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position of LATAM.

LATAM expects to incur significant costs associated with integrating the operations of LAN and TAM. The LATAM unaudited Pro Forma Financial Information does not reflect the costs of any integration activities that had not already been incurred as of those dates or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the proposed combination. You should read the unaudited pro forma financial information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Item 5. Operating and Financial Review and Prospects—Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (Pro forma) compared to year ended December 31, 2011 (Pro forma)—Pro Forma Adjustments,” “Presentation of Information” and “Item 5. Operating and Financial Review and Prospects.”

LATAM’s Unaudited Pro Forma Annual Financial Information
	Year ended December 31,
	2012	2011

The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	11,066.0	10,960.7
Cargo	1,939.8	2,067.6

Total operating revenues	13,005.7	13,028.3
Cost of sales	(10,564.8)	(9,891.1)

Gross margin	2,440.9	3,137.2
Other operating income(3)	265.4	283.0
Distribution costs	(1,059.7)	(1,020.2)
Administrative expenses	(1,139.0)	(1,043.7)
Other expenses	(364.5)	(318.8)
Other gains/(losses)	(20.0)	(3.7)
Financial income	117.2	160.6
Financial costs	(444.2)	(452.6)
Equity accounted earnings	1.0	0.5
Exchange rate differences	(290.1)	(555.5)
Result of indexation units	(0.0)	0.1

Income before income taxes	(493.0)	186.9
Income tax	74.0	(77.3)

Net income for the period	(419.0)	109.6
Income attributable to the parent company’s equity holders	(445.4)	49.8
Income attributable to non-controlling interests	26.5	59.8

Net income for the period	(419.0)	109.6
Earnings per share(4)
Average number of Shares	476,293,870	474,543,664
Basic earnings per share (US$)	(0.93518)	0.10494
Diluted earnings per share(US$)	(0.93518)	0.10488

1)	For more information regarding LATAM’s historical income statements, on which this pro forma information is based, see “—LATAM’s Historical Financial Information” above. For more information on the subsidiaries included in this consolidated account, see Note 1 to our audited consolidated financial statements.

(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other income included in this Statement of Income Data consists of income derived from Multiplus, duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income. For more information, see Note 30 to our audited consolidated financial statements.
(4)	Earnings per share: Basic and diluted pro forma earnings per share have been calculated for the year ended December 31, 2012 and 2011 based on the assumption that the shares issued in order to consummate the transaction had been issued at January 1, 2011.

The table below presents unaudited pro forma operating data of LATAM as at December 31, 2012 and 2011, which has been prepared by adding the relevant operating data for TAM in each period to LAN’s historical operating data. LATAM believes this operating data is useful to report the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited pro forma operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as at December 31,
Pro Forma Operating Data:	2012 Pro Forma	2011 Pro Forma
ASKs (million)	132,448.7	126,565.5
RPKs (million)	103,555.1	96,081.2
ATKs (million)	7,645.9	7,683.5
RTKs (million)	4,488.3	4,597.8
ASK Equivalent (million)	212,932.4	207,444.2

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (Chilean Corporation Act) and Reglamento de Sociedades Anónimas (Regulation to the Chilean Corporation Act) (collectively, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights.” LATAM did not pay an interim dividend in 2012.

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

LATAM’s Dividend Payments

The table below sets forth the cash dividends per common share and per ADS paid by LATAM prior to the merger with TAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

2008	August 21, 2008	96,785,787	338.79	0.28568	0.28568
	January 15, 2009	105,001,466	338.79	0.30993	0.30993
2009	August 20, 2009	34,621,043	338.79	0.10219	0.10219
	January 21, 2010	70,000,978	338.79	0.20662	0.20662
	May 20, 2010	10,939,558	338.79	0.03229	0.03229
2010	August 19, 2010	74,466,242	338.79	0.21980	0.2198
	January 13, 2011	125,000,294	338.79	0.36896	0.36896
	April 29, 2011	10,386,295	339.31	0.03061	0.03061
2011	September 15, 2011	56,594,769	339.36	0.16677	0.16677
	January 12, 2012	85,000,207	340.16	0.24988	0.24988
	May 17 , 2012	18,461,735	341.00	0.05414	0.05414

Chilean Peso Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units. On April 15, 2013 the observed exchange rate was Ch$469.24= US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$

2008	676.75	431.22	528.88	629.11
2009	643.87	491.09	553.77	506.43
2010	549.17	468.37	511.20	468.37
2011	533.74	455.91	483.67	521.46
2012	519.69	469.65	486.75	478.60

September	481.11	469.65	474.97	470.48
October	481.98	471.54	475.36	480.03
November	484.48	476.20	480.57	479.42
December	481.28	474.36	477.13	478.60

2013

January	479.96	470.67	472.67	471.40
February	473.60	470.67	472.34	473.30
March	474.82	471.10	472.50	472.54
April (2)	472.55	466.50	470.00	469.24

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through April 15, 2013.

Brazilian Exchange Rates

TAM maintains its accounting records and prepares its financial statements in Brazilian reais. The following tables set forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Brazilian reais per U.S. dollar. The rates have not been restated in constant currency units. On April 15, 2013 the observed exchange rate was Br$1.979 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	BR$ per US$

2008	2.500	1.559	1.837	2.337
2009	2.422	1.702	1.998	1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.675	1.876
2012	2.112	1.702	1.955	2.043

September	2.039	2.013	2.028	2.031
October	2.038	2.022	2.029	2.031
November	2.107	2.031	2.067	2.107
December	2.112	2.043	2.077	2.044

2013

January	2.047	1.988	2.031	1.988
February	1.989	1.957	1.973	1.975
March	2.019	1.953	1.983	2.014
April (2)	2.024	1.974	1.997	1.979

Source: Central Bank of Brazil

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through April 15, 2013.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission (“SEC”) among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including the following risk factors.

Risks Relating to the Combination of LAN and TAM

LATAM Airlines Group may be unable to fully realize the anticipated benefits of the combination of LAN and TAM

In June 2012, LAN and TAM completed a business combination, which was effected through a series of transactions and corporate restructurings. The combination brought together two large and complex businesses that had previously operated as independent public companies. Significant management attention and resources will be required to integrate certain aspects of the business practices and operations of LAN and TAM. The success of the combination will depend, in part, on the ability of LATAM Airlines Group to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of LAN and TAM. LATAM Airlines Group hopes to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, new product and service offerings and organic growth. There is a risk, however, that LATAM Airlines Group may not be able to combine the businesses of LAN and TAM in a manner that permits LATAM Airlines Group to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it expects, or at all. Potential difficulties LATAM Airlines Group may encounter as part of the integration process include, among other things:

•	complexities associated with managing the combined companies;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of LAN and TAM;

•	potential loss of key employees as a result of implementing the combination;

•	the need to coordinate the existing products and customer bases of LAN and TAM; and

•

potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers and the other combination transactions, including one-time cash costs to complete and implement the combination that may exceed the one-time cash costs that the companies anticipated.

In addition, LAN and TAM continue to operate under their existing separate airline certificates. It is possible that the integration process could result in:

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

Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits that result from the combination may be lower and may take a longer time to achieve than LATAM currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the proposed combination, the operations of the two companies are being reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that LATAM will be able to implement these steps as anticipated or at all. If LATAM fails to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the combination may not produce the benefits LATAM anticipates. As of December 2012 the merged company has establish numerous of initiatives in order to integrate both companies and generate the estimated synergies. During the first six months of joint operations LATAM Airlines Group recognized US$72 million in merger synergies, before merger related expenses.

LATAM has incurred and will continue to incur significant costs and expenses in connection with the combination and integration of the business operations of LAN and TAM

LATAM has incurred and will continue to incur substantial expenses in connection with the proposed combination and the integration of LAN and TAM. LAN incurred approximately US$15 million in non-recurring expenses in connection with the combination during 2011. In 2012, LATAM incurred US$47.0 million of non-recurring expenses on an as reported basis, in connection with the business combination and integration of LAN and TAM, principally relating to legal and consulting fees, and travel expenses.This latter figure is in line with the company’s estimate of US$200 million in one—time costs related to the merger to be incurred over the first year after the business combination. Significant costs and expenses were incurred related to the exchange offer, the mergers and the other transactions to effect the combination. These costs and expenses included financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the combination. Any delay in the integration of the business operations of LAN and TAM or factors beyond LATAM’s control could affect the total amount or the timing of the integration and implementation expenses.

If additional unanticipated significant costs are incurred in connection with the combination or integration of these businesses, such costs and expenses could, particularly in the near term, exceed the savings that LATAM expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although LATAM expects to achieve savings and economies of scale sufficient to offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

LATAM does not control the voting shares or board of directors of TAM

Following the combination of LAN and TAM:

•	Holdco I owns 100% of the TAM common shares previously outstanding;

•

TEP Chile S.A., a Chilean company that is wholly owned by the TAM Controlling Shareholders (“TEP Chile”), owns approximately 80.58% of the outstanding Holdco I voting shares and LAN owns the remaining outstanding Holdco I voting shares, due to a Brazilian restriction that prohibits non-Brazilians from owning more than 20% of a Brazilian airline;

•	LATAM owns 100% of the outstanding Holdco I non-voting shares, which entitles it to essentially all of the economic rights in respect of the TAM common shares held by Holdco I; and

•	LATAM owns 100% of the TAM preferred shares previously outstanding.

As a result of this ownership structure:

•

TEP Chile, by virtue of its control of the voting shares of Holdco I and the boards of directors of each of Holdco I, TAM and each airline subsidiary of TAM, retain voting and board control of TAM and each airline subsidiary of TAM; and

•	LATAM, by virtue of its ownership of all of the non-voting shares of Holdco I and TAM preferred shares , is entitled to all of the economic rights in TAM.

LATAM and TEP Chile and other parties have entered into shareholders’ agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance LATAM’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law. See “Item 7. Controlling Shareholders and Related Party Transactions—Shareholders’ Agreements.” These shareholders’ agreements prohibit the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders (5/6 of the total of the shareholders) and/or the board of directors of Holdco I or TAM. However, no assurances can be given that LATAM and the TAM controlling shareholders will be able to reach an agreement with respect to such supermajority voting or board matters in the future and if they do not, the businesses, financial condition, results of operations and prospects of the combined companies could be adversely affected. In addition, pursuant to these shareholder agreements, neither Holdco I, TAM nor TAM’s subsidiaries may take certain actions without the prior approval of a supermajority of the board of directors and/or the shareholders of Holdco I or TAM. As a result of these supermajority requirements, these actions will effectively require the prior approval of both LATAM and TEP Chile (which is wholly owned by the TAM controlling shareholders). Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties.

Uncertainties associated with the combination of LAN and TAM may cause a loss of management personnel and other key employees that could adversely affect LATAM’s operations.

The success of the proposed combination is dependent, in part, on the experience and industry knowledge of their senior management and other key employees of LAN and TAM and their ability to execute their business plans. In order to be successful, LATAM must be able to retain the senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of LAN and TAM may experience uncertainty about their roles within LATAM following the combination, which may have an adverse effect on LATAM’s ability to retain or attract senior management and other key employees. Competition for highly qualified personnel in the various localities and business segments in which LATAM operates is intense. No assurances can be given that LATAM will be able to retain or attract senior management and other key employees following the merger to the same extent that LAN and TAM had previously been able to do so.

The financial results of LATAM are more exposed to foreign currency fluctuations following the combination with TAM.

The financial results of LATAM are more exposed to currency exchange rate fluctuations as a result of the combination with TAM and the resulting increase in the proportion of its assets, liabilities and earnings that are denominated in currencies other than U.S. dollars.

LATAM prepares and presents its consolidated financial statements in U.S. dollars, which was the functional and presentation currency of LAN. The combination of LAN and TAM has significantly increases the proportion of LATAM’s consolidated net assets, revenues and income in non-U.S. dollar currencies, primarily Chilean pesos and Brazilian reais. In particular, the majority of TAM’s revenues are denominated in Brazilian reais, while a significant portion of its operating expenses are denominated in, or linked to, the U.S. dollar or other foreign currencies. The consolidated financial condition and results of operations of LATAM will therefore be more sensitive to movements in exchange rates between the U.S. dollar and other currencies. A depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on the financial condition, results of operations and prospects of LATAM.

LATAM’s future results will suffer if it cannot effectively manage its expanded operations following completion of the combination

The size of LATAM’s combined business following the combination of LAN and TAM is significantly larger and more complex than the previous businesses of LAN or TAM individually. LATAM’s future success will depend, in part, on LATAM’s ability to manage this expanded business, which will pose substantial challenges for management, including those related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that LATAM will be successful or that it will realize the expected operating efficiencies, cost savings, revenue synergies and other benefits anticipated from the combination.

Following the combination, Fitch Ratings Inc. (“Fitch”) lowered LATAM’s credit rating. This downgrade, or further downgrades, could have a negative effect on LAN’s business

Prior to the combination, TAM had a lower credit rating and was more leveraged than LAN. Following the combination, Fitch Ratings Inc. downgraded LATAM Airlines Group S.A.’s long-term foreign currency issuer default rating from BBB to BB+, which is below investment grade. It is possible that LATAM’s credit rating could be further downgraded by one or more credit rating agencies. The Fitch downgrade and any further downgrades could increase LATAM’s financing costs and affect LATAM’s ability to finance future fleet acquisitions and could adversely affect the financial condition, results of operations and prospects of the combined companies.

It may take time to combine the frequent flyer programs of LAN and TAM

LAN and TAM each previously ran their own frequent flyer programs. While LATAM intends to integrate these programs so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably, there is no guarantee that this integration will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until LATAM effectively combines these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

LATAM will have to withdraw from an existing airline alliance to which LAN or TAM belongs no later than April 2014.

LAN is currently a member of the oneworld® airline alliance while TAM is a member of the Star Alliance airline alliance. Although LAN and TAM continue to operate under their existing, separate operating certificates following the combination, due to conditions imposed by the Chilean and Brazilian antitrust regulators, LAN and TAM may not participate in more than one airline alliance after April 2014. LATAM announced in March 2013, that TAM will leave the Star Alliance and become a member of the oneworld® airline alliance during the second quarter of 2014, in order to fulfill a requirement imposed on LATAM by the Chilean and Brazilian antitrust authorities in connection with the combination with TAM. The withdrawal from the Star Alliance may impede LATAM from providing customers with exactly the same benefits previously provided by LAN and TAM, such as the same travel destinations, combined reservation system, itinerary flexibility, among others. As a result, passengers may prefer alliances offered by LATAM’s competitors, and consequently decide to fly with them, which may adversely affect LATAM’s business.

Risks Related to our Operations and the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business.

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past, our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. In fact, starting as of late 2008, and during 2009, many of the countries we serve, including Chile, experienced economic slowdowns or recessions, which translated into a substantial weakening of passenger and cargo demand. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but not limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

No assurance can be given that capacity reductions or other steps we may take in response to weakened demand will be adequate to offset any future reduction in our cargo and/or air travel demand. Sustained weakened demand may adversely impact our revenues, results of operations or financial condition.

Our business is highly regulated and changes in the regulatory environmental in which we operate may adversely affect our business and results of operations.

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

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries served by our airlines fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the corresponding local authorities of the countries in which we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

We depend on strategic alliances or commercial relationships in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminates.

In many of the jurisdictions in which we operate, we have found it in our interest to maintain a number of alliances and other commercial relationships. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships and, in particular, with American Airlines, Iberia, Qantas or oneworld®, Japan Airlines, Korean Airlines, Cathay Pacific, Alaska Airlines deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected. By requirement of the antitrust authorities in Chile, LATAM is required to withdraw from an existing airline alliance, to which LAN or TAM belongs by April 2014. To comply with this requirement on March 2013 LATAM Airlines announced that TAM will leave the Star Alliance to join oneworld® in the second quarter of 2014.

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

We operate numerous international routes, subject to bilateral agreements, and also internal flights within Chile, Peru, Brazil, Argentina, Ecuador, Colombia and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control. See “Item 4. Information on the Company—Business Overview—Regulation.”

There can be no assurance that existing bilateral agreements between the countries in which our companies are based and permits from foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations.

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

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics, terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed, reducing our revenues. For example, in January 2010, extreme floods affected the city of Cuzco in Peru, causing important human and material damage and severely affecting this tourist destination. This affected our operations, which led us to decrease our capacity in order to improve load factors. We estimated the net impact of decreased passenger operations due to this weather event to have been approximately US$15.0 million. In addition, on February 27, 2010, an earthquake struck Chile causing major damages mainly in the southern regions of the country. This earthquake damaged the terminal building at the Santiago International Airport causing the suspension of LAN’s passenger services to and from Chile until March 1, 2010 and reduced passenger operations until March 28, 2010. We estimated the net impact of decreased passenger operations due to the earthquake to have been approximately US$30 million. In 2011, the Company was also impacted by the presence of volcanic ash on certain routes in Chile and other destinations, which we estimate resulted in US$18 million in losses, in addition to forgone revenue.

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

In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations. Presently, there is a trend towards increases in jet fuel prices because of the increased demand coupled with conflicts during 2011 in Egypt and Libya that affected global fuel supply.

A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports or fish, sea products and produce from Chile and Peru, and exports of fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for approximately 36.3% of our pro forma operating expenses in 2012. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of February 28, 2013, we operated a fleet of 241 Airbus, 75 Boeing and 14 Dash aircraft. These risks include:

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

We have invested in new Boeing 787 “Dreamliner” aircraft, the operation of which has been delayed as a result of actions taken by the Federal Aviation Administration (the “FAA”).

In 2012, LATAM received the first three Boeing 787-8 Dreamliners, and became the first airline in the Americas (and one of the first in the world) to operate this modern and efficient aircraft. The incorporation of the Boeing 787-8 Dreamliners into our fleet is part of our strategic objective to incorporate new, modern and fuel efficient aircraft into our existing fleet.

During January 2013, two incidents occurred with Boeing 787 aircraft operated by Japan Airlines, involving a fire risk to the battery of the aircraft. By recommendation of the FAA, LATAM ceased operations of its three Dreamliner aircraft in January 2013. On April 19, 2013, the FAA approved a solution proposed by Boeing to address the battery problems, and subject to the implementation of this corrective solution and approval from safety regulators, LATAM and other airline groups will be able to resume operations with Dreamliner aircraft. As of the date of this annual report, LATAM has not yet established a date to resume the operations of the Boeing 787. Delays in the approval of the resumption of operations with the Dreamliner aircraft could occur, and new problems that adversely affect the operation of the Boeing 787 aircraft could be discovered. We cannot assure you when we will be able to resume operations with this aircraft.

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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route capacities in an effort to gain greater market share. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries as well as low-cost carriers offering discounted fares. The U.S.-Chile and other open skies agreements may subject us to further competition from international carriers. In addition, the Brazilian Government is considering raising the regulatory limitation on foreign capital investments in the Brazilian airline industry from 20% to 49% of voting capital, which could lower barriers to entry and increase competition in this market.

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

A recent proposal by the Brazilian government would result in the reallocation of certain takeoff and landing slots at Brazilian airports; if this proposal is enacted in its current form, it would reduce our access to important airport infrastructure and adversely affect our results of operations.

The Brazilian government has proposed, but has not yet implemented, regulations to reallocate existing takeoff and landing slots at major airports in Brazil from TAM and our competitor, GOL, to smaller airlines and new market entrants, in order to stimulate small airline access to airport infrastructure. These proposed regulations also focus on operational efficiency, and require airlines to meet specified punctuality and frequency benchmarks. We rely on access to takeoff and landing slots at the Guarulhos and Congonhas airports in Sao Paolo, as well as other major airports in Rio de Janeiro and throughout Brazil, to conduct our Brazilian passenger operations. The reallocation of any of our slots to other market participants could adversely affect our operations, particularly at the Congonhas airport where we currently utilize almost half of the existing slots to service our scheduled capacity.

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

A large portion of our aircraft is subject to long-term operating leases. Our operating leases typically run from three to twelve years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

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

We have a high degree of debt and payment obligations under our aircraft operating leases compared to equity capital. In order to finance our debt, we depend in part on our cash flow from operations. In the combination of LAN and TAM, the LATAM Airlines Group assumed debt and payment obligations, including under aircraft lease obligations, of TAM, and as a result we have significantly increased our leverage. We cannot assure you that in the future we will be able to meet our payment obligations. In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on the secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue.

Variations in interest rates may have adverse effects on our interest payments business, financial condition, results of operations and prospects and the trading price of our ADRs and BDRs and preferred shares.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”), as well as the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), with respect to TAM’s loans denominated in reais. Many of our operating and financial leases are denominated in U.S. dollars and bear interest at a floating rate. Following the combination of LAN and TAM, LATAM is more exposed to fluctuations of interest rates, as more than half of TAM’s outstanding debt, principally, its financial leases, as well as its operating leases, bears interest at a floating rate. On a combined basis, approximately 62% of LATAM’s outstanding debt as of December 31, 2012 bears interest at a floating rate, 62% of which is hedged to a fixed rate using derivative instruments.

Volatility in LIBOR or the TJLP could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our revenues and our results of operations.

In addition, concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR rates may have been under-reporting the interbank lending rates applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher interbank lending rates. Some member banks have admitted to under-reporting, and under-reporting may have resulted in LIBOR rates being artificially low. The BBA in June 2008 announced changes to the LIBOR rate-fixing process including tighter scrutiny of rates contributed by member banks into the rate-fixing mechanism and increasing the number of institutions surveyed to set LIBOR rates, and is continuing its consideration of ways to strengthen the oversight of the rate calculation process. Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. Uncertainty as to the nature of any potential changes in, or volatility in the calculation of, LIBOR may adversely affect our interest and lease payments for obligations which bear interest using LIBOR as a reference rate, including our fleet financing arrangements.

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of the airlines’ insurance premium or in significant decreases of insurance coverage, as ocurred after the September 11, 2001 terrorist attacks. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

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

As of December 31, 2012 approximately 20% of LATAM’s employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

Collective action by employees could cause operating disruptions and negatively impact our business.

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt our operations and negatively impact our operating and financial performance, as well as how our customers perceive us.

Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total operating expenses (19.7% in 2012 on a pro forma basis) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

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

The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations.

Scheduled air transportation services are considered public utilities in Brazil and are subject to extensive regulation by the Brazilian government. Over recent years, the Brazilian regulatory authorities have taken a more proactive role in monitoring the development of the Brazilian civil aviation market. For example, in an effort to prevent excess supply, the authorities have established rigorous criteria for air transport companies to follow when creating new routes or increasing flight frequencies. Various legislative initiatives have taken place, including the drafting of a bill to amend the Brazilian Aeronautics Code, Law No. 7,565 of December 19, 1986, the establishment of ANAC, the national aviation agency that replaced the Departamento de Aviação Civil, or “DAC,” as the principal regulatory body for Brazilian civil aviation, and the Civil Aviation Secretariat (Secretaria de Aviação Civil), or SAC, created on March 18, 2011 pursuant to Provisory Measure (Medida Provisória) No. 527, or Provisory Measure No. 527. See “Item 4. Information on the Company—Business Overview—Regulation—Brazil—Route Rights.”

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits. TAM’s concession to operate public air transportation was obtained on December 9, 1996 and renewed on December 9, 2011, and it is valid until December 9, 2021. We cannot assure you that we will be able to automatically renew TAM’s concession when it expires. See “Item 4. Information on the Company—Business Overview—Regulation—Brazil—Aeronautical Regulation.”

Additionally, our capacity to grow our Brazilian operations is dependent on receiving the necessary authorizations from ANAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or “SRI”). We cannot assure you that we will obtain all necessary authorizations in the future and any failure to do so would require us to re-evaluate our strategies.

The Brazilian civil aviation structure may change significantly in the future and we may not be able to anticipate or evaluate how this change will affect our business and results of operations. We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations. Any change that requires us to focus a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect our results of operations.

In addition, our ability to increase prices to offset an increase in our fixed expenses may be adversely affected in the event that the Brazilian civil aviation authorities impose price control restrictions on air transportation services. If we are unable to adequately increase prices to offset increases in fixed expenses, this would adversely affect our results of operations. Changes in the regulations issued by the Brazilian government or the occurrence of any of the above factors may increase our expenses, limit our capacity to expand our routes or adversely affect our business and results of operations.

Our operations are subject to local, national and international environmental regulations; costs of compliance with applicable regulations, or the consequences of noncompliance, could adversely affect our results, our business or our reputation.

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

The European Union (“EU”) has adopted a directive under which the existing emissions trading scheme (the “ETS”) in each EU member state is to be extended to airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from EU member states. The ETS’s application to flights was scheduled to begin in 2012, however, its implementation to international flights has been delayed by the EU and the EU is not expected to collect allowances from airlines in 2013 (it was enforced with respect to airlines that conducted intra-European flights during 2012). Although it is uncertain when and if the ETS will be implemented, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future. Currently, we operate 6 routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, including the ETS, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states.

Risks Related to Chile, Brazil and Other Emerging Market Countries in which we Operate

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

We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. Approximately 97% of our indebtedness at December 31, 2012 is denominated in U.S. dollars, and 46% of our revenues and 58% of our operating expenses in 2012 were denominated in currencies other than the U.S. dollar, mainly the Chilean peso and the Brazilian real.If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal appreciation of 4.6% against the U.S. dollar in 2010, an average nominal appreciation of 5.3% against the U.S. dollar in 2011 and an average nominal depreciation of 0.7% against the U.S. dollar in 2012.

Following the combination of LAN and TAM, our exposure to the Brazilian real has increased, as a significant proportion of TAM’s revenues are denominated in reais. The Brazilian real has also experienced volatility and depreciated frequently over the past decade, including depreciation of 25.5% against the U.S. dollar in 2008, appreciation of 25.5% and 4.3% against the U.S. dollar in 2009 and 2010, respectively, and a depreciation of 12.6% against the U.S. dollar in 2011. In 2012, the Brazilian real depreciated by 16.7%. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis à vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—LAN’s Financial Results Discussion: Year ended December 31, 2011 compared to year ended December 31, 2010.” As of December 31, 2012, the devaluation of the Venezuelan bolivar had a cash impact of US$10.6 million on our results.

The Brazilian government has exercised, and may continue to exercise, significant influence over the Brazilian economy, which may have an adverse impact on our business, financial condition and results of operations.

The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. We have no control over, and cannot predict what measures or policies the Brazilian government may take in the future. Following the combination of LAN and TAM, our operations in Brazil have increased significantly. As a result, our business, financial condition, results of operations and prospects, and the trading price of our common shares and ADSs, may be adversely affected by changes in Brazilian governmental policies relating to Brazilian economic growth, inflation, interest rates, exchange control policies, fiscal policy and changes in tax law, liquidity of domestic capital and lending markets, government control of oil production activities and oil refinement and other general economic factors.

We cannot predict what future fiscal, monetary, social security or other policies will be adopted by current or future Brazilian governments, or whether these policies will adversely affect the Brazilian economy. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of securities issued by Brazilian companies.We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

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

We have two groups of major shareholders—the Cueto Group (the “LATAM Controlling Shareholders”) and the Amaro Group (the “TAM Controlling Shareholders”). As of February 28, 2013, the LATAM Controlling Shareholders, in the aggregate, beneficially owned 25.68% of our voting common shares, and the TAM Controlling Shareholders, in the aggregate, beneficially owned 13.56% of our voting common shares. The LATAM Controlling Shareholders are in a position to elect three of the nine members of our board of directors and are in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the TAM Controlling Shareholders, pursuant to which these controlling shareholders have agreed to vote together to elect individuals that the TAM Controlling Shareholders nominate to our board of directors. See “Item 7. Controlling Shareholders and Related Party Transactions—Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to serve in this role, who currently is Mauricio Amaro.

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

If the Chilean peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

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

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information—Foreign Investment and Exchange Controls in Chile.”

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Law provides that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

LATAM Airlines Group is a Chile-based airline holding company formed by the merger of LAN of Chile and TAM of Brazil in 2012. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM . LATAM is primarily involved in the transportation of passengers and cargo and operates as one unified, merged business enterprise with two separate brands: LAN and TAM.

LATAM is a publicly traded corporation listed in the Santiago Stock Exchange (“SSE”), the Valparaiso Stock Exchange, the Chilean Electronic Exchange, the New York Stock Exchange (“NYSE”) and the Brazilian Stock Exchange (“Bovespa”).

LATAM’s history goes back to 1929, when the Chilean government founded LAN. LAN was a government-owned company from 1929 until its incorporation in 1983. The company began international service to Buenos Aires, Argentina in 1946, to the United States in 1958 and to Europe in 1970. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, controlling shareholders together with other major shareholders acquired 98.7% of LAN’s stocks, including the remaining stocks held by the Chilean government, in a series of transactions. In 1997, LAN was listed on the New York Stock Exchange, becoming the first Latin American airline to trade its ADRs on this financial market.

Over the past decade, LAN has significantly expanded its operations in Latin America, initiating services in Peru in 1999, in Argentina in 2005 and in Colombia in 2010 through the acquisition of Aerovias de Integracion Regional, Aires S.A. (dba “LAN Colombia”). The combination of LAN and TAM in June 2012 continued to expand the Company’s operations in Brazil, where TAM is a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. TAM was founded in May 1997 (under the name CIT—Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. TAM began international services to Miami on 1998 and to Europe (Paris) in 1999. In September 2002, the name was changed to TAM S.A. and its shares began to be publicly traded on Bovespa in June 2005. In 2006 TAM was also listed in the NYSE.

Following the combination, LATAM’s airline holdings include LAN and its subsidiaries in Peru, Argentina, Colombia and Ecuador; TAM and its subsidiaries, including TAM Linhas Aereas, TAM Mercosur, TAM Airlines (Paraguay) and Multiplus; and LAN Cargo and its regional affiliates, which include ABSA (in Brazil), MasAir (in Mexico) and LANCO (in Colombia).

This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 135 destinations in 22 countries and cargo services to approximately 145 destinations in 26 countries, with a fleet of 330 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has more than 53,000 employees and ranks among the top five airlines in the world in terms of market capitalization.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525. We have designated LATAM Airlines Group as our agent in the United States, located at 970 South Dixie Highway, Miami, Florida 33156. Our website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information contact Gisela Escobar, Director of Investor Relations at gisela.escobar@lan.com.

Combination of LAN and TAM

On June 22, 2012, LAN and TAM successfully completed an exchange offer resulting in the combination of the two businesses and the creation of LATAM Airlines Group.

The LAN and TAM boards of directors considered a variety of factors in determining to enter into the business combination. The main reasons in favor of the combination were as follows:

•

Competitive Landscape: LATAM believes that the combination of LAN and TAM will better position the airlines to compete in an increasingly consolidated global airline industry. The combination created the leading airline group in South America with an aircraft fleet that is approximately twice as large as the second largest airline in Latin America. It significantly expanded the global reach of the airlines by bringing together two large passenger networks co-existing with minimal overlap. The pro forma total revenue of LATAM for the year ended December 31, 2012, was US$13,271.1 million, making it one of the largest airlines globally in terms of revenue for that period.

•

Complementary Operations: LATAM expects to achieve substantial advantages through coordinating flights at LAN and TAM’s complementary hubs in both its passenger operations and cargo business. LATAM expects to expand passenger traffic throughout Latin America by providing customers with the ability to select more destinations with better schedules and routes, while at the same time benefiting from fares that reflect increased economies of scale. By harmonizing the flight schedules of LAN’s and TAM’s complementary passenger networks, LATAM expects to offer passengers more connections, travel alternatives, and new destinations, which LATAM expects to result in increased passenger revenues. The optimization of LAN’s and TAM’s cargo networks through coordinated freight planning and opportunities to deploy new routes is also expected to generate new opportunities for cargo revenue.

•

Expected Synergies of the Combination: LATAM expects that the business combination will yield potential synergies from revenue increases in the international passenger business, revenue increases in cargo business, and from cost savings.

•

Shared Values and Common Strategic Vision: LATAM believes that the senior management teams of LAN and TAM share core values of safety, operational excellence, shareholder value creation and world-class customer service and will work together effectively as part of the consolidated group.

Following the combination, on July 18, 2012, the registration of TAM as a publicly listed company in Brazil was cancelled and TAM was delisted from Bovespa.

In order to implement this combination, the TAM controlling shareholders formed four new sociedades anónimas cerradas with limited liability under the laws of Chile: TEP Chile, Holdco I, Holdco II and Sister Holdco. After the transaction was completed, Holdco II and Sister Holdco ceased to exist, and the current ownership and organizational structure of LATAM Airlines Group is as follows:

TAM S.A., the holding company, has two significant operating susbsidiaries, TAM Linhas Areas S.A. (“TLA”) and Multiplus S.A.

LATAM Airlines Group has begun integrating its business units and the transformation necessary to achieve the expected merger synergies, including the implementation of adjustments to its commercial practices and alignment of its international and domestic passenger operations. LATAM expects to fully achieve its estimated predicted merger synergies over the next four years; however, the Company’s short term results are expected to continue to reflect the transition costs as the business becomes fully integrated.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

We are the leading passenger airline group in South America and the main air cargo operator in the region. We currently provide domestic and international passenger services in Chile, Peru, Ecuador, Argentina, Colombia and Brazil. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil, Colombia and Mexico.

As of February 28, 2013, we serviced 15 destinations in Chile, 14 destinations in Peru, 4 destinations in Ecuador, 14 destinations in Argentina, 23 destinations in Colombia, 42 destinations in Brazil, 15 destinations in other Latin American countries and the Caribbean, 5 destinations in the United States, 6 destinations in Europe and 4 destinations in the South Pacific. In addition, as of February 28, 2013, through our various code-share agreements, we offer service to 29 additional destinations in North America, 17 additional destinations in Europe, 29 additional destinations in Latin America and the Caribbean (including Mexico) and 2 destinations in Asia. We provide cargo service to all our passenger destinations and to approximately 20 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group as the leading airline in South America and to maximize shareholder value by increasing revenues and profitability through leveraging the operational efficiencies between our cargo and passenger divisions, thoroughly planning for our expansion efforts and carefully controlling costs. We plan to accomplish these goals by both focusing on our existing competitive strengths and implementing new strategies to fuel our future growth. We believe our most important competitive strengths are:

Leading Presence in South America

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America, as well as the largest cargo operator in Latin America. We have domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. These six countries are the most relevant passenger markets in South America (excluding Venezuela) and represent approximately 90% of the passengers in the region. We are also the largest operator of intra-regional routes, connecting the main cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and Sao Paulo—we are able to offer the best connectivity between South America and the rest of the world. Finally, the cargo companies of LATAM Airlines Group are the largest air cargo operators within, to and from Latin America, particularly in Brazil, where we expect to consolidate our position during 2013 through the association of the operations of TAM Cargo and ABSA, to bring together their highly complementary capacities and networks.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

The operations of the LATAM Airlines Group are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. This provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 2012, on a pro forma basis, passenger revenues accounted for 83.4% of total revenues and cargo revenues accounted for 14.6% of total revenues.

“Low Cost” Business Model in Domestic Operations

We continue to utilize the business model LAN launched in 2007 to increase the efficiency of our domestic operations in Chile, Peru, Ecuador, Colombia, and, subject to certain regulatory restrictions, in Argentina. In addition, we apply these initiatives on certain regional routes within Latin America and we are exploring opportunities to apply aspects of this model to the domestic passenger operations in Brazil. A key objective of this business model has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights and faster turnaround times. LATAM operates Airbus A320-Family Aircraft on all domestic and regional routes except some routes served by LAN Colombia. This fleet has increased efficiency and improved the margins of our short-haul operations. In addition, our modern fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of this business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to help us expand operations while controlling fixed costs, spurring a reduction in overhead costs per ASK. We pass on a portion of these operating efficiencies to consumers through fare reductions, which has stimulated additional demand and enhanced our overall profitability.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is 6.7 years, making our fleet one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels.

We optimize our fleet structure through the careful selection of modern aircraft models and staggered lease maturities. We select our aircraft based on their ability to effectively and efficiently serve our short—and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate. For short-haul flights, we principally operate the Airbus A320-Family Aircraft. We are in the process of replacing the fleet used by LAN Colombia—which is our only domestic short-haul fleet that includes Boeing 737 and Dash 8-200 aircraft—with Airbus A320 Family Aircraft. This change in the fleet will allow us to generate important cost savings. For long-haul passenger flights, we operate the Boeing 767-300, Airbus A330, Airbus A340-300 and Boeing 777 aircrafts, and, in October 2012, we started operations with the new modern and efficient Boeing 787 Dreamliner, becoming the first airline in the Americas to operate this brand new aircraft. This aircraft has new technologies in aerodynamics, materials and coatings which allows us to achieve important savings on fuel consumption and also achieve sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft) while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. Our current fleet plan also includes the delivery of Airbus A350 passenger aircraft starting in 2016, a new aircraft type that is expected to further improve the efficiency of the existing fleet.

Following the combination of LAN and TAM, we are focused on the rationalization of the LAN and TAM fleets and as we acquire additional aircraft, we will use the same configurations across our various airlines to unify our product offerings and reach higher levels of efficiency.

Efficient Processes

We continue to implement LEAN, a system that seeks to improve our processes by eliminating activities that do not add value (thus increasing the value of each activity and suppressing those that are superfluous), which reduces costs, improves efficiency and increases customer satisfaction. Internationally, the LEAN system has been recognized as a methodology for achieving excellence and continuous improvement. The adoption of this system constituted a redesigning of processes to enable us to solve problems that may occur during the execution of any process, such as aircraft maintenance. The foregoing renders the daily tasks and processes carried out within LATAM more efficient. Since the merger, we have achieved important fuel savings by implementing the LEAN fuel program in TAM’s operations, resulting in more than 1 million gallons saved as of December 2012. LEAN also supports the Company’s growth plans by streamlining the pilot training process, which results in more pilots trained during the year. By establishing clear roles, challenges and achievements, the implementation of LEAN has also had an important benefit in terms of employee motivation.

Strong Brands Teamed with Key Global Strategic Alliances

Following the business combination, both LAN and TAM continue to operate under their existing brands in the same way as they have done until previously. We believe that both the LAN and TAM brands are associated with superior service, aircraft and technologically-advanced operations, and are well recognized and respected in their respective markets. In 2012, we also focused on enhancing our corporate image as LATAM Airlines Group, which allows us to unify marketing efforts as we continue to expand in our existing and new markets.

Our strategic global alliances and existing commercial agreements provide our customers with access to approximately 163 destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. In addition, in 2012, we entered into new bilateral agreements with strategic partners such as American Airlines which signed new agreements with LAN Colombia and TAM, and broadened our network of alliances in the combination with TAM, which maintains commercial agreements with a number of leading airlines. During 2014, TAM will also join the oneworld® alliance, of which LAN is currently a member.

Track Record of Growth and Profitability and Access to Financing

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program, at attractive financing rates.

Recognized Loyalty Programs

TAM Fidelidade and LANPASS together represent the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. Customers in each program earn points or kilometers based on distance flown and class of ticket purchased, or by using other services of partners in the program. In addition, TAM’s Multiplus program, which was launched in 2009, allows members to accumulate points not just by flying with TAM, but also by making purchases through credit cards or using services and products at partner establishments, and to redeem points for TAM flights and other products at partner establishments. At the end of 2012, Multiplus had 200 partner establishments, including the TAM Fidelidade Program. Following the business combination between LAN and TAM, we have begun to harmonize the two airlines’ frequent flyer programs to make them fully fungible for our customers, and have advanced cost initiatives related to the contract renegotiations and process standardization.

We regard both of our frequent flyer programs as strong relationship tools and we believe that these flexible programs are attractive to customers because they do not impose restrictions on flights for which points can be redeemed or the number of seats available to members using the loyalty program for any particular flight. LANPASS members can accrue and redeem points for flights with any of LAN’s alliance carriers, including on oneworld® flights, and TAM Fidelidade members can accrue and redeem points for flights with any of TAM’s alliance carriers, including members of the Star Alliance (through 2014). During 2012, LANPASS reached new agreements with several partners in each specific market in which LAN operates, creating a strong position in the Spanish-speaking Latin American markets.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Achieve the Successful Integration of LAN and TAM, and Realize Merger Synergies

In the short term, we are focused on achieving a successful integration process between LAN and TAM, which we believe will result in significant operational efficiencies, incremental revenues and a strong improvement in the cash flow generation of the combined business. Although the business combination and integration process requires us to incur one-time costs (US$59.2 million in the year ended December 31, 2012 on a pro forma basis), we believe that passengers of both LAN and TAM are directly benefiting from improved connectivity, cross-selling and easier access to more destinations via LATAM’s expanded network and code-share destinations. LATAM has established new and improved agreements with international carriers, has aligned certain commercial practices and aspects of the on-board product for certain routes, and implemented new operations on regional routes. LATAM has also completed the integration of the international cargo systems of LAN and TAM, which allows for increased efficiencies in the distribution network.

Turnaround of Our Domestic Passenger Operations in Brazil.

We expect to achieve significant improvements in our domestic Brazil operations, mainly through (i) capacity discipline (with a 5%—7% capacity decrease expected for 2013); (ii) improved passenger segmentation, which led to a 10 point improvement in load factors during the second half of 2012, reaching 73.6% for the full year 2012; and (iii) the implementation of cost efficiencies in our domestic Brazilian operations, which has been successful in Chile, Peru, Ecuador and Argentina. As a result, we expect to drive strong improvements in revenue per ASK, which, together with cost efficiencies and reduced costs per ASK, are expected to improve the profitability of TAM’s Brazilian operations.

Improve our Capital Structure

LATAM Airlines Group is focused on developing a solid balance sheet, which we believe is a competitive advantage in the airline industry to facilitate access to fleet financing and provide resilience to the volatility inherent to airline operations. Following the business combination between LAN and TAM, we have significantly increased our outstanding indebtedness and aircraft purchase obligations. In the near-term, we are focused on improving our capital structure, by improving cash flow generation of the business and actively managing capacity in our passenger and cargo businesses. The near-term fleet plans of LAN and TAM, including for the 2013 and 2014 years, were developed separately, prior to the association of these airlines. The LATAM Airlines Group has rationalized the fleet plans of LAN and TAM into a joint fleet management plan, which we expect to result in a decrease in expected fleet capital expenditures for the coming years. This reduction in capital expenditures reflects capacity reductions in the domestic Brazil operations, as well as reduced growth estimates for our international passenger business.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world-class on-board service on long-haul flights, attractive and convenient pricing, quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During the first half of 2009 LAN completed the reconfiguration of the cabins of all its long-haul aircraft, including both the Boeing 767 and the Airbus A340 passenger aircraft, in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. This high quality standard is shared by TAM, which offers first and business class in all its long haul flights as well as in some regional routes. Our frequent flyer programs, LANPASS and TAM Fidelidade, provide travel benefits and rewards to more than 6 million loyal customers in Chile, Argentina, Peru, Ecuador and Colombia as well to more than 10 million members in Brazil. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Focus on Efficiency and Sustainability

We are increasingly focused on improving efficiency through a series of fleet initiatives that seek to reduce fuel consumption. The most significant is our ongoing fleet renewal and growth plan, through which we expect to incorporate 206 new aircraft between 2013 and 2019, which we expect will contribute to lower costs per ASK. As an example, we estimate that the Boeing 787 Dreamliner operates with costs per ASK that are approximately 12% lower than other long haul passenger aircraft, the new Boeing 777 freighter operates with costs per ATK that are approximately 17% lower than the Boeing 767 freighter, and the Airbus A350 will operate with costs per ASK that are approximately 25% lower than the Airbus A330. In addition, we completed the installation of winglets on all of LAN’s existing Boeing 767 aircraft, achieving average fuel efficiencies of approximately 5% per aircraft per year since implementation. We are also in the process of installing sharklets (a type of winglet) in our Airbus A320 Family fleet, which we expect to result in further fuel efficiencies in this fleet.

In order to mitigate the environmental impact of our operations we seek to operate in a sustainable manner by reducing our fuel consumption and related emissions. We also continue to focus on adjusting the configuration of our aircraft to market demand by, for example, adjusting the configuration of certain Boeing 767s by reducing the number of Premium Business seats and increasing the number of Economy class seats.

During 2012, LAN also replaced its passenger service system, containing the reservation, inventory and departure control systems of the airline, with a new system provided by Sabre. The conversion process involved moving from two suppliers (Amadeus and Resiber), whose systems were previously required to cover the complete role of the passenger service system, to a single supplier (Sabre), and is expected to result in substantial savings over the coming years.

Airline Operations and Route Network

We are the main air transport operator in Latin America. As of February 28, 2013, we operated passenger airlines in Chile, Peru, Ecuador, Argentina, Colombia and Brazil. We are also the largest air cargo operator in the region, with the broadest network of cargo destinations served in Latin America.

The following table sets forth our operating revenues by activity for the periods indicated, which for the year ended December 31, 2012 includes TAM’s revenues since June 23, 2012, and for the years ended December 31, 2011 and 2010, represent the historical consolidated revenues of LAN:

	Year ended December 31,
	2012 LATAM	2011 LAN	2010 LAN
	(in US$ millions)

Total passenger revenues	7,978.7	4,008.9	3,109.8
Total cargo revenues	1,743.5	1,576.5	1,280.7
Total traffic revenues	9,722.2	5,585.4	4,390.5

(1)	See Item 5. Operating and Financial Review and Prospects—Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (Pro forma) compared to year ended December 31, 2011 (Pro forma)—Pro Forma Adjustments” for a discussion of our pro forma operating revenues for the years ended December 31, 2012 and 2011, which totaled US$13,005.7 million and $13,028.3 million, respectively.

The following table sets forth our operating revenues by point of sale, which for the year ended December 31, 2012 includes TAM’s revenues since June 23, 2012, and for the years ended December 31, 2011 and 2010, represent the historical consolidated revenues of LAN:

	Year ended December 31,
	2012 LATAM	2011 LAN	2010 LAN
	(in US$ millions)

Peru	620.3	557.5	553.5
Argentina	890.2	616.6	497.0
U.S.A.	1,268.6	1,135.9	857.6
Europe	738.8	523.7	447.7
Colombia	366.7	367.6	103.4
Brazil	3,334.2	258.3	198.9
Ecuador	266.3	228.9	184.4
Chile	1,525.0	1,312.4	1,117.2
Asia Pacific and rest of Latin America	712.2	584.4	430.9

Total Operating Revenues	9,722.2	5,585.4	4,390.5

Passenger Operations

General

As of December 31, 2012, our passenger operations were performed through airlines in Chile, Peru, Ecuador, Argentina, Colombia and Brazil, where we operate both domestic and international services.

The following table sets forth certain of our passenger operating statistics on a pro forma basis (except where noted) for international and domestic routes for the periods indicated:

	Year ended and as at December 31, (1)
	LATAM 2012 (Pro forma)	LATAM 2011 (Pro forma)	2010 LAN (Actual)

ASKs (million) (at period end)
International	65,890.9	61,763.8	29,582.8
Domestic	66,557.8	64,801.6	12,772.4
Total	132,448.7	126,565.4	42,355.2
RPKs (million)
International	53,634.3	50,075.5	23,226.4
Domestic	49,920.8	46,005.6	9,921.1
Total	103,555.1	96,081.2	33,147.5
Passengers (thousands)
International	13,278	11,999	6,302
Domestic	51,579	48,284	10,991
Total	64,857	60,283	17,293

Passenger yield (passenger revenues/RPKs, in US cents)
International	US¢9.3	US¢9.4	US¢8.7
Domestic	US¢12.2	US¢13.3	US¢10.8
Combined yield(2)	US¢10.7	US¢10.4	US¢9.4

Passenger load factor (%)
International	81.7%	80.8%	78.5%
Domestic	78.7%	77.8%	77.7%
Combined load factor	80.7%	79.8%	78.3%

(1)	Information provided for the year ended and as of December 31, 2010, includes domestic operations of LAN in Chile, Peru, Argentina, and Ecuador, but does not include any operating data for TAM’s domestic operations in Brazil during such period, or for LAN Colombia (which was acquired in 2010). Pro forma operating data for the year ended and as of December 31, 2012 and December 31, 2011 has been prepared to include historical operating statistics of TAM for each period, and also includes the operating data of LAN Ecuador, LAN Argentina, LAN Peru and LAN Colombia. See “Item 5. Operating and Financial Review and Prospects—Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (Pro forma) compared to year ended December 31, 2011 (Pro forma)” for a discussion of our pro forma operating revenues for the years ended December 31, 2012 and 2011, respectively.
(2)	The combined yield is not presented on a pro forma basis. 2012 combined yield is based on LATAM’s actual operating data for the year ended December 31, 2012, which includes TAM’s results from June 23, 2012, and for the year ended December 31, 2011 and 2010, represents LAN’s historical operating data.

International Passenger Operations

As of February 28, 2013, LATAM operated scheduled international services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil through LATAM Airlines Group; LAN Express in Chile; LAN Peru in Peru; LAN Ecuador in Ecuador; LAN Argentina in Argentina, LAN Colombia in Colombia and TAM in Brazil. International passenger traffic has grown significantly in the past couple of years due to demand growth, market share gains, increased connecting traffic to and from other Latin American countries, the launch of new routes and additional frequencies on existing routes, and expansion into new markets.

Our international network combines our Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian subsidiaries. We have operated international services out of Chile since 1946. Over time we have greatly expanded our international services, offering flights out of Peru with the creation of LAN Peru in 1999, out of Ecuador through the creation of LAN Ecuador in 2003, and out of Argentina with LAN Argentina in August 2006, which until then had only been offering domestic flights, and out of Colombia in 2010, following the acquisition of Aires. Most recently, our international services grew significantly with the business combination between LAN and TAM. As of February 28, 2013, we now offer 24 of international destinations.

Our strategy to generally expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. Our sustained development of our international network has been a crucial factor in our long-term growth. We provide long-haul services out of our seven main hubs in Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. We also provide regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil. Since 2004, we have continued to consolidate our hub in Lima, which serves as the center of our Latin American network and also complements our intercontinental network, by opening new routes and increasing flights on existing routes out of Lima.

The following table sets forth the international destinations served from each of the aforementioned countries as of February 28, 2013:

Country of Origin	Destination	Number of Destinations

Chile	Argentina	3
	Bolivia	2
	Brazil	2
	Colombia	1
	Ecuador	2
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	4
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1

Peru	Argentina	1
	Bolivia	2
	Brazil	1
	Chile	1
	Colombia	3
	Cuba	1
	Ecuador	2

Country of Origin	Destination	Number of Destinations

	Venezuela	1
	Mexico	2
	United States	4
	Dominican Republic	1
	Spain	1

Brazil	Argentina	1
	Chile	2
	Colombia	1
	Peru	1
	Uruguay	1
	Venezuela	1
	Paraguay	2
	Mexico	1
	United States	4
	France	1
	Germany	1
	United Kingdom	1
	Italy	1

Ecuador	Argentina	1
	Chile	1
	Colombia	2
	United States	2
	Peru	1
	Spain	1

Argentina	Brazil	2
	Chile	1
	Dominican Republic	1
	Ecuador	2
	United States	2
	Peru	1

Colombia	Brazil	1
	Chile	1
	Perú	1
	Ecuador	1
	United States	1

In line with our long-standing commitment to provide customers with superior service and the best products on the market, in May 2009 we completed the retrofit of all of our long-haul fleet (including our Boeing 767 and Airbus A340 passenger aircraft) with the new Premium Business class and improved Economy class. Combining the best features of the traditional First and Business classes, the new Premium Business includes 180 degrees recline full-flat seats which allow passengers to sleep with the maximum comfort and privacy. Premium Business also includes top-level personalized in-flight service. Changes in Economy class include new seats with a greater recline angle, a cushion that slides forward for increased comfort and convenience, and larger individual video monitors for each seat.

During 2012, LATAM received the first three Boeing 787-8 Dreamliners, out of an order of 32, and became the first airline in the Americas (and one of the first in the world) to operate this modern and efficient aircraft. The configuration of the cabin on the Boeing 787-8 aircraft includes 217 economy class seats and 30 seats for Premium Business class. One of the new features offered in the new Premium Business class cabin is a 100% horizontal full flat seat with the same dimensions of our current seat that includes foot support, a memory system that records the seat position chosen by the user and lumbar massage, and our new Economy class features reclining ergonomic seats. The incorporation of the Boeing 787-8 Dreamliners into our fleet will allow us to achieve important savings on fuel consumption and the sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft), while incorporating modern technology to deliver the best travel experience for our passengers. See “Item 3. Key Information—Risk Factors—We have invested in new Boeing 787 “Dreamliner” aircraft, which were recently grounded by the Federal Aviation Administration (the “FAA”).”

As part of its mission, LATAM seeks to promote tourism to South America. Due to its large network of services, visitors from around the world can experience world renowned destinations such as Cusco, Easter Island, the Galapagos Islands, Iguazu Falls in Brazil, or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche.

According to the Chilean JAC data, Chilean international air passenger traffic increased 16.5% from 2011 to 2012 as measured in RPK, totaling approximately 6.9 million passengers in 2012. We had 54.4% of the international market share in Chile in 2012, which was a decrease compared to 54.6% in 2011 as measured in RPK. Our Chilean international operations can be divided into four main segments based on destination: to North America, to Europe, to other countries in Latin America, and to the Pacific. As of February 28, 2013, our main competitors on direct routes between Chile and North America included American Airlines, Delta Airlines, Avianca-Taca, Air Canada and Aeromexico. COPA also participated in the Chile-North American markets with stopovers in its Central American hub in Panama City. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes our main competitors included Aerolineas Argentinas, Air Canada, Avianca-Taca and GOL.

According to Peruvian DGAC data, Peruvian international air passenger traffic increased 18.0% from 2011 to 2012 as measured in RPK, totaling approximately 6.8 million passengers in 2012. We had 47.5% of the international market share in Peru in 2012, which was a decrease compared to 48.0% in 2011 as measured by number of passengers. Our Peruvian international operations can be divided into three main segments based on destination: to North America, to Europe and to other countries in Latin America. As of February 28, 2013, our main competitors on direct routes between Peru and North America included American Airlines, United Airlines, Delta Airlines, Avianca-Taca, Aeromexico and Air Canada. COPA also participated in the Peru-North American markets with stopovers in its respective Central American hub. On routes to Europe, our main competitors were Iberia, Air France-KLM and Lufthansa. On regional routes our main competitors included Aerolineas Argentinas, Avianca-Taca and GOL.

According to our internal estimates and travel agency statistics (captured through IATA Billing Settlement Plan or “BSP”), Ecuadorian international air passenger traffic increased 4.0% from 2011 to 2012, as measured in RPK totaling approximately 3.11 million passengers in 2012. We had 26.0% of the international market share in LATAM routes from Ecuador in 2012, which was an increase compared to 24.2% in 2011. Our Ecuadorian international operations can be divided into three main segments, based on the destination: to North America, Europe to other countries in Latin America. As of February 28, 2013, our main competitors on direct routes between Ecuador and North America included American Airlines, Continental Airlines, Delta Airlines; Avianca–Taca and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors included Iberia, KLM and Avianca-Taca. On regional routes, our main competitors included Avianca-Taca and Copa.

According to our internal estimates and travel agency statistics (captured through BSP), Argentinean international air passenger traffic increased 17% from 2011 to 2012 as measured in RPK, totaling approximately 4.7 million passengers in 2012. LAN Argentina had 23% of the international market share in Argentina in 2012, which remained flat when compared to 2011. The Argentinean international operations can be divided into two main segments based on destination: to North America and to other countries in Latin America. As of March 26, 2013, the main competitors on the Buenos Aires-Miami route included American Airlines and Aerolíneas Argentinas. Avianca-Taca and COPA also participated in the Argentina-North American markets with stopovers in their respective hubs. The main competitors on the Buenos Aires-Dominican Republic route included COPA and American Airlines. The main competitors on the Buenos Aires-Sao Paulo route included GOL and Aerolíneas Argentinas. The main competitors on the Buenos Aires-Lima route included Avianca-Taca and Aerolíneas Argentinas. The main competitors on the Buenos Aires-Santiago route included Aerolíneas Argentinas and Air Canada and Sky Airline.

According to Aeronautica Civil (Colombian Civil Aeronautics), the Colombian international market increased 10.5% from 2011 to 2012 as measured in RPK, from 7.0 million passengers to approximately 7.8 million passengers in 2012. LAN Colombia had a 3.1% share of the international market share in Colombia in 2012. During the second quarter of 2013, LAN Colombia expect to operate two Boeing 767s on current weekly routes to Miami and Sao Paulo, which will allow it to significantly improve the international product by offering Premium Business on these flights, and strengthen the international market position. The international operations in Colombia can be divided in two business segments based on destination: to North America and to other countries in Latin America. As of February 28, 2013, the main competitors on direct routes between Colombia and North America included Avianca-Taca, American Airlines, United Airlines, Air Canada, Delta Airlines and Aeromexico. COPA also participated in the Colombia-North American markets with stopovers in its Central American hub. On regional routes, the main competitors included Avianca-Taca and COPA.

According to Brazilian ANAC data, Brazilian international air passenger traffic increased 3.5% from 2011 to 2012 as measured in number of passengers, totaling approximately 9.1 million passengers in 2012. TAM had 89.4% of the international market share in Brazil in 2012 when considering only Brazilian airlines, which was an increase compared to 88.0% in 2011. Our Brazilian international operations can be divided into three main segments, based on destination: to North America, to Europe and to other countries in Latin America. As of February 28, 2013, the main competitors on direct routes between Brazil and North America included American Airlines, United Airlines, Delta Airlines, Air Canada and Aeromexico. Avianca-Taca also participated in the Brazil-North American markets with stopovers in its Central American hub. On routes to Europe, the main competitors were Iberia, Air France-KLM, Lufthansa, TAP and Air Europa. On regional routes the main competitors included Aerolineas Argentinas, Avianca-Taca and GOL.

Domestic Passenger Operations

LATAM provides domestic passenger services within Chile, Peru, Ecuador, Argentina and Colombia, through LAN, LAN Express and regional subsidiaries, including LAN Peru, LAN Ecuador, LAN Argentina and LAN Colombia, and, in Brazil, through TAM Linhas Aereas.

Business Model for Domestic Operations

In 2007, we initiated a new business model to redesign our domestic business operations with the goal of developing the industry and increasing efficiency of LAN’s short-haul operations, specifically with respect to the domestic operations in Chile and Peru. A key element of this business model has been to significantly increase the utilization of our narrow body fleet, which we have been successfully achieving through modified itineraries including more point-to-point and overnight flights. We removed the Boeing 737-200 aircraft from our fleet in favor of the new more efficient Airbus A320-Family Aircraft. The Airbus A320-Family Aircraft fleet utilization reached approximately 9.4 block hours per day in 2012. The transition to a newer fleet allows for lower unscheduled maintenance costs as well as cost efficiencies achieved through operating fewer fleet types and operational efficiencies, including lower fuel consumption.

Another key element of this business model is the reduction in sales and distribution costs through higher internet penetration and reduced agency commissions, a faster turnaround time and increased self-check-in service through web check-in and kiosks at airports. These initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs, spurring a reduction in overhead costs. We have begun to pass on these operating efficiencies to consumers through significant fare reductions, which have a strong effect in stimulating new demand. In 2007, we implemented all aspects of this new business model in the Chilean and Peruvian domestic markets, and began to implement the business model in Argentina that same year. In 2009 we began to implement this business model in Ecuador as well.

As a result of the implementation of this business model, the number of passengers transported has increased:

•	151% (from 2.5 million to 6.3 million) in Chile, from 2006 to 2012,

•	162% (from 1.7 million to 4.5 million) in Peru, from 2006 to 2012,

•	267% (from 0.6 million to 2.3 million) in Argentina, from 2006 to 2012, and

•	11% (from 3.3 million to 3.7 million) in Ecuador, from 2009 to 2012.

We plan to continue with the implementation of this business model during 2013 in Colombia and Brazil and we have started its implementation in some regional routes, as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategies aimed at stimulating demand.

Operations within Chile

Through LAN and LAN Express, we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. As of February 28, 2013 we flew to 15 destinations within Chile (including Santiago, but not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. Our services in Chile also include new destination, Chiloé, to which we began service in 2012. LAN and LAN Express have integrated passenger operations, including operations under the same two-letter “designator reservation code,” and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

During 2012 we operated an average fleet of 25 Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of 26 Airbus A320-Family Aircraft in 2013. Domestic operations in Chile have been positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Airbus A318-100s. Currently, LATAM’s domestic fleet in Chile has an average age of 3 years.

According to JAC data, the Chilean domestic market as a whole transported approximately 8.3 million passengers in 2012, an increase of 19% from 7.0 million passengers transported in 2011. Our domestic passenger market share in Chile was 76% in 2012, consistent with our market share in 2011, as measured in number of passengers transported. During 2012, our main competitors in the domestic market were Sky Airlines and PAL Airlines, which began operations in June 2009.

There are currently no foreign airlines participating in the Chilean domestic market. Chile permits foreign airlines to operate in Chile. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Operations within Peru

LAN Peru started operations in 1999 with both domestic and international flights from Lima. During the last ten years LAN Peru has expanded consistently, consolidating its domestic operations and coverage of the relevant markets with a continuous focus on improving our excellence for service. LAN Peru has over 113 domestic daily arrivals and departures. Self-check-in levels have grown steadily in recent years, reaching 80% for domestic routes in 2012.

Peru has tremendous potential, compared to other Latin American markets, based on per capita travel ratios. In 2012, the domestic market in Peru reached 6.3 million passengers and 7.6 million passengers are expected for 2013. LAN Peru expects to increase connections between cities within the country. Cusco, the country’s most important tourist destination, accounts for most of LAN Peru’s domestic operations and is served by 17 flights each day. LAN Peru flies at least three times daily to each of its 13 destinations except Tumbes, Pucallpa, Puerto Maldonado and Tacna (2 or 3 flights daily).

LAN Peru has one of the most modern fleets in Latin America that included 22 Airbus A319 aircraft during 2012, 14 of them for domestic operations and 8 for regional operations. This fleet is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high-altitude airports. In terms of efficiency, a uniform fleet also allows for low maintenance costs, high crew productivity and operational flexibility. Fleet utilization increased from 10.1 flight hours per operating day in 2011 to 10.6 flight hours per operating day in 2012.

In 2012, a total of 4.5 million passengers traveled on LAN Peru’s domestic routes, which represented an increase of 14% compared to 2011 domestic passenger traffic (as measured in RPKs). According to data provided by the Peruvian DGAC, our domestic market share was 62% in 2012, compared to a 64% market share in 2011, as measured in number of passengers. Our main competitors in Peru include TACA (which began new flights to Puerto Maldonado and restarted flights to Juliaca in January 2012), Star Peru (which has focused in its passenger operations in the east of the country and in its charter corporate business), LCPeru (which started operations to Cuzco on April 2012) and Peruvian Airlines (which acquired 6 new aircraft during 2012 and expects to start regional operations in 2013).

Operations within Argentina

Since 2005, LAN Argentina has increased its domestic destinations to a total of 14 Argentine cities, and now serves Bahia Blanca, Bariloche, Buenos Aires, Calafate, Comodoro Rivadavia, Cordoba, Iguazu, Mendoza, Neuquen, Rio Gallegos, Salta, San Juan, Tucuman and Ushuaia.

Since the end of 2006, LAN Argentina has operated Airbus A320 aircraft in both domestic and regional operations. LAN Argentina currently operates a fleet of 10 Airbus A320 aircraft in our domestic operations.

In the domestic Argentine market, LAN Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In August 2006, by presidential decree, both the floor and ceiling of the regulated price range were increased by 20%. The decree also liberalized foreign ownership of Argentinean airlines, previously capped at 49%. Since this decree, the floor and ceiling of the regulated price range have been consistently increased on an annual or semi-annual basis, by a range of 8-18%. In 2012, the ceiling increased in a higher proportion than the floor, resulting in a wider spread of rates available to generate revenue, increasing by 18% (floor) and 40% (ceiling) in February 2012; by 10% (floor) and 20% (ceiling) in June 2012, and 10% (floor) and 20% (ceiling) in November 2012.

Based on internal estimates as of December 31, 2012, our domestic market share in Argentina was approximately 33%. During this period of time LAN Argentina transported 2.4 million passengers, an increase of 25% compared to 2011. The competitors in the Argentinean market during 2012 were AerolíneasArgentinas and its affiliate Austral LíneasAéreas. Together, these two companies comprise the substantial majority of the remaining domestic Argentine market share, although a small portion of the domestic market share is serviced through Sol and Andes.

Operations within Ecuador

At the end of 2008, the Civil Aviation National Board authorized LAN Ecuador to operate domestic flights in Ecuador and in April 2009, LAN Ecuador initiated service between Quito and Guayaquil. In the past three years, LAN Ecuador has greatly expanded the number of destinations and frequency of flights in Ecuador. As of the end of 2012, LAN Ecuador operated 67 weekly flights between Quito and Guayaquil, 7 weekly flights to the Baltra, 2 weekly flights to San Cristobal and 15 weekly flights between Cuenca and Quito.

In 2012, LAN Ecuador transported 1.2 million passengers in the domestic passenger market, achieving a load factor of 78.5% and representing an increase of 20% in number of passengers serviced over 2011. LAN Ecuador had a domestic market share of 31.76% in 2012, representing a significant increase over its 2011 market share, according to internal estimates.

In Ecuador, the company’s principal competitors are TAME, Aerogal and Icaro.

Operations within Colombia

Following the acquisition of LAN Colombia in 2010, LAN Colombia intends to replicate its “low cost” model, already operating in the other affiliates domestic markets of Chile, Peru, Argentina and Ecuador, and to stimulate demand on domestic flights by providing more Colombian citizens the opportunity to use air transportation. LAN Colombia operates 20 domestic destinations.

During 2012, LAN Colombia successfully implemented its strategy of demand stimulation, achieving fare reductions of approximately 35% and advanced purchases of 14 to 21 days prior to departure depending on the market. This demand stimulation strategy was accompanied by a new marketing plan aiming to increase brand awareness. Additionally we continued to increase our penetration of the corporate segment with new corporate contracts with the main companies that travel within Colombia. LAN Colombia launched LAN Corporate, our corporate fidelity program together with a new scheme of commissions for travel agencies in order to further develop these relationships. It also launched the LANPASS co-branding alliance with a local group of banks in order to increase benefits of our frequent flyer program, gain more members and compete with Aviancas’ Lifemiles program.

LAN Colombia also intends to advance its strategy of fleet optimization with the return and purchase of ten aircraft, which will be replaced with the modern Airbus A320-Family aircraft. We successfully phased out three B737s in 2012 and are in process of returning four Dash 8-Q400 and purchasing two Dash 8-200 aircraft. We also launched the phase out of our six A320s with new A320s that have one more row of seats together with new Recaro seats that maintain pitch and travel experience. All these actions aim to further reduce our operating expenses and become the most efficient carrier in Colombia. The LAN Colombia fleet currently consists of six Boeing 737-700s, five Airbus A320s, four Bombardier Dash 8-Q400s (grounded since June 2012) and ten Bombardier Dash 8-200s.

We also launched a cost reduction initiative, named OSCAR, with a significant cost saving goal which is expected to be captured during 2013. This cost reduction initiative promotes the participation of employees within the organization to identify cost saving ideas. Selected initiatives have been included in each area’s budget for 2013. Additionally, the maintenance department implemented the MXI system, in order to standardize LAN Colombia’s operation with the rest of LATAM’s domestic operations. The MXI system increases adherence of maintenance programs and improves aircraft interchange within LATAM, by centralizing all aircraft data.

The domestic Colombian industry transported almost 16.5 million passengers during 2012, a 17% increase over 2011. LAN Colombia has maintained its position as the second largest operator in Colombia’s domestic market with approximately 19.4% of the market share as of December 31, 2012. A total of 3.2 million passengers traveled on LAN Colombia domestic routes in 2012, which represented an increase of 13% compared to 2011 domestic passenger activity. LAN Colombia’s main competitor, Avianca, carried almost 10 million passengers in 2012 and had a market share in 2012 of approximately 59%. VivaColombia, a low cost carrier that started operations within Colombia in June 2012, transported more than 550,000 passengers for the 2012 year, reaching a 3% market share. VivaColombia is based in Medellin, operates five A320s with 180 seats and competes with LAN Colombia in only three out of 14 routes.

As we look ahead to 2013, LAN Colombia will continue to market the LAN brand in the domestic Colombian market, maintain excellence in service, leadership in punctuality and corporate segment penetration.

Operations within Brazil

TAM Linhas Aereas, is the leading domestic passenger airline in Brazil, and has operated domestic flights in Brazil since the Company’s creation in 1961. As of February 28, 2013, TAM Linhas Aereas have flights to 42 destinations within Brazil as well as some seasonal destinations. The strategy is based on providing strong connectivity through a network based on the main Brazilian cities, offering a reliable and high quality service, and leveraging our strong brand position in Brazil and abroad. TAM Linhas Aereas evaluates our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability.

The domestic market in Brazil has historically suffered from overcapacity, which resulted in very low load factors compared to industry standards, which has negatively impacted the financial results of domestic airlines in recent years. However, this trend has begun to change during 2012, as major airlines have reduced domestic capacity, which is expected to continue during 2013. LATAM has made significant progress in the turnaround of the domestic Brazil passenger operation following the combination of LAN and TAM, improving profitability by increasing load factor through the rationalization of capacity and improved revenue management through better segmentation of the market. From June 2012 to the end of the year, TAM reduced its capacity by 3.0% as measured in ASKs, which coupled with an 11.7% increase in traffic, lead to an increase of 10.3 percentage points in load factors on a year-over-year basis. As of January 2013, we operate an average fleet of 109 aircraft in the Brazilian domestic market. During 2013, we expect to reduce our capacity by 5% to 7% in order to improve the profitability of our domestic passenger operations in Brazil. TAM utilized the greater efficiency of the Airbus A320-Family aircraft on short-haul flights in order to gain operational efficiencies, such as more efficient fuel consumption. We also operated our Airbus A330 and Boeing 767 aircraft on passenger flights, where these aircraft have higher potential also to carry cargo on such passenger flights.

According to our estimates, the Brazilian domestic market as a whole transported approximately 92.2 million passengers in 2012, an increase of 10.1% in terms of passengers from 83.8 million in 2011. TAM Linhas Aereas domestic passenger market share in Brazil as of the end of the year was 40.8% as measured in RPKs. During 2012, TAM’s main competitors in the domestic market were GOL, the merged airlines Trip and Azul, and Avianca Brazil. GOL (including Webjet) ended 2012 with a domestic passenger market share of 38.7% while Trip-Azul and Avianca Brazil had market shares of 14.5% and 5.4% respectively.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of March 11, 2013:

•

oneworld®. In June 2000, LAN and LAN Peru were officially incorporated into the oneworld® alliance. LAN Ecuador and LAN Argentina joined the alliance during 2007. In March 2013, LATAM Airlines Group chose oneworld® as the global alliance for all of its airlines. As a result of this decision, TAM Airlines and LAN Colombia will become a member of oneworld®. LAN Colombia expects to join the alliance during the fourth quarter 2013 and TAM Airlines (and its affiliate TAM Mercosur) will join during the second quarter 2014. TAM Airlines was previously a member of the Star Alliance®. Currently, oneworld® is a global marketing alliance consisting of LAN, LAN Peru, LAN Argentina, LAN Ecuador, Air Berlin, American Airlines, British Airways, Cathay Pacific Airlines, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Royal Jordanian and S7. It is expected that Qatar Airways join the alliance during 2013 and SriLankan Airlines will join during 2014. American Airlines and US Airways have announced plans to come together to create a new merged company, American Airlines, with continued membership in the oneworld® alliance. Together, the current members of the oneworld® alliance, including LATAM, plus the other airlines listed above that have committed to join the alliance, will serve more than 950 airports across 160 countries, operating 13,000 daily departures

•

Star Alliance®. In May 2010, TAM was officially incorporated into Star Alliance. Currently, Star Alliance® comprises TAM Airlines (and its affiliate TAM Mercosur), Adria Airways, Aegean Airlines, Air Canada, Air China, Air New Zealand, ANA, Asiana Airlines, Austrian, Avianca, Taca Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, Egyptair, Ethiopian Airlines, Lot Polish Airlines, Lufthansa, Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, Swiss, Tap Portugal, Thai, Turkish Airlines, United and US Airways. Together, they offer convenient and comfortable travel to almost any destination in the world, reaching 1,329 airports in 194 countries. Following the combination of LAN and TAM; TAM will withdraw from the Star Alliance during the second quarter of 2014, and join the oneworld® Alliance.

•

American Airlines. Since 1997, LAN has had an agreement with American Airlines, which enables LAN and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on LAN flights and vice-versa (a “code-sharing agreement”). The Department of Transportation, or DOT, granted immunity from antitrust regulations in October 1999, for specific areas of cooperation. For more information see “—Regulation—United States of America—Authorizations and Licenses” below. Through this alliance, we currently offer service to thirty additional destinations in the United States and Canada. In 2005, the DOT granted also antitrust immunity to LAN Peru and American Airlines, for specific areas of cooperation. In accordance with the terms of the DOT’s 2005 approval, LAN, LAN Peru and American Airlines resubmitted their alliance agreement to the DOT for review in October 2010. LAN Peru and American Airlines established in 2007 code-share operations between Peru and the U.S. with additional destinations in both countries. In the same year, LAN Argentina and American Airlines signed a code-share agreement expanding the cooperation between the companies and at the end of 2011 a code-share agreement between LAN Ecuador and American Airlines was signed, which allows to offer the American Airlines network in the U.S to all LAN passengers. At the end of 2012 two new code-share agreements were signed between American Airlines and the LATAM Airlines Group; one between LAN Colombia and American Airlines and the other between TAM and American Airlines. These new code-share relationships will provide expanded opportunities for American Airlines to serve new markets in Brazil and Colombia and for TAM Airlines and LAN Colombia in the United States.

•

Iberia. In January 2001, LAN initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2007, LAN Ecuador and LAN Peru set up code-share agreements with Iberia for routes between Ecuador, Peru and Spain; as well as four additional European destinations with LAN Peru and seven destinations with LAN Ecuador. As of March 11, 2013, LAN, LAN Ecuador and LAN Peru offer around 17, 11 and 14 destinations in Europe, respectively, through Iberia routes

•

Qantas. In July 2002, LAN initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of March 11, 2013, this code-share agreement includes 6 Santiago-Auckland-Sydney flights operated by LAN and 3 non-stop Santiago-Sydney flights offered by Qantas.

•

British Airways. In 2007, LAN initiated a code-share agreement with British Airways on LAN flights between Sao Paulo and Santiago to provide service for British Airways passengers traveling from London to Santiago through a connection in Sao Paulo. This code-share agreement also includes British Airways’ flights between Madrid and London.

•

Lufthansa and Swiss Air: TAM has a code-share agreement with Lufthansa and Swiss, pursuant to which TAM offers its customers long haul flights from Brazil to Germany, inside Germany to 7 destinations and within Europe to 6 destinations operated by Lufthansa and Swiss Air. Lufthansa and Swiss Air likewise offer customers seats on TAM’s flights from Brazil to Germany, inside Brazil to 11 destinations and within South America to 3 destinations.

•

Aeromexico. In 2004, LAN expanded its previous alliance with Aeromexico and the current code-sharing agreement includes all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 18 domestic destinations in Mexico. Additionally, our code-sharing agreement provides our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards. In May 2012, TAM also implemented a code-share agreement with Aeromexico between Sao Paulo and Mexico City. This code-share agreement also includes 9 destinations in Brazil, and 9 destinations in México.

•	All Nippon Airways. In October 2010, TAM Linheas Aereas initiated a code-share agreement with All Nippon Airways to operate between Sao Paulo and Narita, through connections in London.

•

Cathay Pacific. In May 2010, LAN initiated a code-share agreement with Cathay Pacific to operate between Santiago and Hong Kong, through connections in Los Angeles, New York and Auckland, and in November 2010, LAN Peru initiated a code-share agreement with Cathay Pacific to operate between Lima and Hong Kong, through connections in Los Angeles and San Francisco.

•

Japan Airlines. In September 2011, LAN initiated a code-share agreement with Japan Airlines to operate between Santiago and Narita, through connections in Los Angeles and New York. LAN Peru and Japan Airlines have recently also initiated a similar code-share agreement to operate between Lima and Narita through connections in Los Angeles and New York.

•

Air Canada. Since 2008, TAM has had an agreement with Air Canada, which allows TAM to offer its customers flights between Sao Paulo and Toronto and other 7 domestic destinations in Canada operated by Air Canada, and Air Canada can codeshare on TAM flights between Sao Paulo and 7 destinations in Brazil.

•

US Airways. In April 2010, TAM initiated a code-share agreement with US Airways to code-share between Brazil and USA. Through this agreement, US Airways offers 17 destinations from Rio de Janeiro to interior Brazil and two trunk routes from Miami to Sao Paulo and Manaus, while TAM can access to 23 domestic cities in USA from Orlando, Miami and New York.

•

United Airlines: In October 2007, TAM signed a code-share agreement with United which allows TAM to offer flights operated by United from points within the US, via the US, and intermediate points to a point or points in and beyond Brazil, to its customers. The code-share agreement also allows United to access flights operated by TAM from points within Brazil, via Brazil, and intermediate points to a point or points in and beyond Brazil.

•

Continental Airlines: In February 2010, TAM initiated a code-share agreement with Continental to code-share between Houston and Sao Paulo, Rio do Janeiro, Orlando and Miami, also to codeshare between Cleveland to Orlando and Miami. Continental is permitted access to 6 TAM trunks and 13 domestic cities in Brazil from Rio de Janeiro and Sao Paulo. Currently, while TAM has two different code-share agreements with United and Continental, which merged in 2010, the fees payable under both code-sharing agreements are subject to only one Special Prorrate Agreement.

•

Other alliances and partnerships: TAM also has a code-share agreement in place with Air China to operate between Sao Paulo and Beijing, through connections in Madrid. LAN has a code-share agreement with Korean Air, for flights between Los Angeles and Seoul (operated by Korean Air) and between Los Angeles and Santiago (operated by LAN), and an alliance with Alaska Airlines, which permits us to provide customers with service between Chile and three destinations in the west coast of the U.S. and Canada. Reciprocal accrual and redemption of frequent flyer program rewards is also available for LAN customers flying on Alaska Airlines flights and vice versa.

Passenger Marketing and Sales

Following the business combination, LATAM will continue to operate under two brands, LAN and TAM.

LAN’s Passenger Marketing and Sales

Within the “LAN” brand, we differentiate our marketing strategies between our international (long-haul) and domestic (short-haul) services.

Our long-haul marketing strategy emphasizes attributes valued by our international customers, including reliability, high quality on-board and ground service, comfort, comprehensive coverage of key South American markets and frequent service to major overseas gateways such as New York, Los Angeles, San Francisco, Miami, Madrid and Sydney. In order to strengthen our market position, we have continued improving our passenger cabins and service and constantly monitor our corporate image. In May 2009 we completed a retrofit program for our Boeing 767-300 and for our Airbus A340-300 fleet respectively, to upgrade and improve our long-haul fleet. See “—International Passenger Operations” for a description of recent improvements to our international fleet.

Our short-haul operations are designed to better match the customers’ needs in those routes, which are punctuality, reliability, higher frequencies, modern aircraft and efficient operations.

As such, these routes now feature modern planes, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web check-in and airport self-check-in. All of the domestic operations (Chile, Argentina, Peru, Ecuador and Colombia) have the same business model which seeks to make air travel accessible to more people through low fares supported by a low-cost operation based on the efficient use of our resources. See “—Domestic Passenger Operations” for a description of recent initiatives to improve our domestic fleet, including the introduction of modern Airbus A320-Family Aircraft in most of our domestic operations.

We are constantly focused on delivering the services and flight items valued by customers in order to maintain high levels of customer satisfaction and we continuously monitor our customers’ preferences through surveys and perception studies. In response to comments received from our business travelers, in November 2007 we created the new Premium Economy class on some regional routes. The Premium Economy program grants our customers preferential check-in and boarding, access to our VIP lounges, priority baggage claim, exclusive cabins with only twelve passengers, and personalized attention by our cabin attendants, among other benefits.

Branding

The “LAN” brand was launched in 2004 and brings together, under one strong international name, all of the affiliate brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina” “LAN Colombia” and “LAN Ecuador.” We developed the LAN brand and corporate image after an extensive process supported by a leading global branding agency.

Our corporate image is based on two core concepts: reliability and warmth, which support our promise of the best travel experience to, from and within South America. We are also committed to offer our customers with the best coverage to, from and within South America, and to promote sustainable tourism, helping develop the regions where we operate.

During 2005 and 2006, we focused on advancing the transition to the LAN brand image. This included the gradual repainting of our fleet, which was completed in the second quarter of 2006. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by Airline Business magazine’s recognition of us in 2004 with its “Airline Strategy Award, Marketing.”

Using a single brand enabled our customers to better understand the common service and operating standards among our airlines, and our new image improved our visibility, which enhanced flexibility and increased the efficiency of our marketing efforts. It also provided a platform for the strategic use in mature markets of the following three powerful sub-brands, all connected to the LAN brand.

Our regular brand tracking and marketing effectiveness measurements show outstanding results in brand consistency and recognition, improving year after year, with marketing investments managed at healthy and stable rates. As the corporate values behind our umbrella brand encompass attributes applicable to both operations, long haul and short haul, a single brand strategy has resulted in significant savings, as we only have to promote one master brand, thereby increasing the efficiency of our marketing efforts.

Distribution Channels

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales that accounted for approximately 41% of passengers during 2012. We paid these travel agents standard commissions ranging from 0% to 7% depending on the market and the ticket region type (domestic / international). Consistent with our efforts to reduce commission costs and in line with current market practices, in recent years we have reduced standard commissions in several markets.

Travel agents obtain airline travel information and issue airline tickets through Global Distribution Systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. We participate actively in all major international GDSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. As part of its continued commitment to its passengers, in late 2009, LAN signed a series of agreements with Sabre, one of the major suppliers of IT solutions in the global airline industry. Through these agreements, Sabre provides the Company with the most advanced technology in reservation and distribution systems, optimization of routes and operational planning. LATAM recently completed the process of implementing the new system platforms in August of 2012. This new systems platform represents a major step in terms of innovation by implementing the industry’s most advanced technology to streamline business and operational processes, and enabled us to provide itineraries that best fit the needs of passengers and to provide simpler, agile and efficient services in airports and in the sales and distribution channels, improving LAN’s services in each of the stages of the travel experience.

Direct channels refer to sales by our own ticket offices, contact-centers and website. In 2012, direct bookings accounted for approximately 59% of all our passengers.

We have an extensive sales and marketing network in over thirty countries consisting of more than 155 domestic and international points-of-sale owned by us and approximately 45 general sales agents. We charge a fee to customers for sales completed through our own ticket offices or call centers in most countries, leaving the Internet as the only free-of-charge distribution channel.

Our contact-centers support the growth of our operations constituting a sales and a multi-service channel. During 2011, we continued to grow and develop new services to match the increasing expectations of our clients and the growth of our direct sales channels, in particular the www.lan.com website. Our main contact-center located in Santiago accounts for 749 agents (of which 246 are home-based) and 212 agents in Lima. We complement our contact-center’s operations with third-party service providers that add approximately 1050 agents who are located in Santiago, Lima and Buenos Aires. In total, all the centers handle more than 37,500 calls/contacts per day, which mainly originate from the regions where we fly (South America, North America, Europe and Australasia) and cover five languages (Spanish, English, Portuguese, French and German). We have continually upgraded our systems by incorporating technological advances to enhance efficiency and customer service.

Our website, www.lan.com, is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, by 22% in 2010 compared to 2009, 22.6% in 2011, and 42% in 2012, which amounted to a total of US$1,097 million internet-related sales in 2012. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support the expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communications. We send weekly promotional e-mails to more than 7.2 million subscribers. Members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. We have an active online marketing program which brings visitors to the website from search engines and travel-related websites.

During 2009 we improved several services on the website. We introduced the flexible award redemption service, which enables LANPASS members to obtain flights with their kilometers at any time of year. We also updated our Flight Information System to ensure accurate, real time information. In addition, we continued to promote our web-based check-in service for domestic and international flights. This system allows those passengers who are not checking-in bags, to go directly to the gate, and the remaining checked-in passengers, to leave their bags at a special bag drop counter and proceed to the gate. In addition to web-based check-in, we have self-check kiosks in 17 airports in Chile, 14 airports in Peru, 15 airports in Argentina, five airports in Ecuador and 24 in Colombia. As of December 31, 2012, the kiosk and web check-in utilization rate was of 78% for domestic routes in Chile, 80% for domestic routes in Peru, 55% for domestic routes in Argentina, 55% for domestic routes in Ecuador and 41% in Colombia. Also in 2010 we launched our LAN.com Mobile service, enabling our customers to check-in, verify their flight status and other itineraries using their internet-enabled mobile phones.

In 2010 LAN was recognized as the “Latin American e-commerce Company of the Year” by the Latin American e-Commerce Institute and in 2012 LAN was awarded with the “Best of the Web” price by the American company Compuware.

Electronic Ticketing

In 1997, we introduced electronic tickets, commonly referred to as e-tickets, and have since worked to increase their use. E-tickets are a key element of our sales efforts through the Internet and our call centers and they also produce important simplifications in our back-office, enabling us to significantly reduce distribution costs. Since 2008, the Company has reached a 100% penetration of e-ticketing on all LAN routes and, during 2010 we completed the implementation of interline e-ticketing with all of our oneworld® partners.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. These activities include the use of television, print, outdoors and radio advertisements as well as direct and online marketing.

During 2012, our advertising campaigns were mainly focused on continuing stimulating demand by implementing a pricing strategy that has made flying more accessible in the domestic markets and within South America to those traveling especially for tourism. On this regard, we are proud of our partnerships with tour operators and tourism government agencies across the region (SERNATUR and “Chile es Tuyo” in Chile, PROMPERU in Peru, ProExport Colombia among others) which allowed us to reach new customers and to promote local and regional tourism in the markets where we operate. This is supported by the unique coverage and travel experience that we offer to those passengers traveling to, from and within South America.

We have also innovated our demand-generating advertising by promoting pre-low season specials thus making our demand curves more stable and making it possible for us to offer to our customers all our destinations at very accessible prices throughout the year.

TAM’s Passenger Marketing and Sales

Within the “TAM” brand, TAM segregates its marketing strategies between domestic (short-haul) and international (long-haul).

Our long-haul strategy focuses on attributes valued by this type of clients, with a number of initiatives focusing on in-flight services, which is where passengers get most of their travel experience and where high quality and comfort are the key differentials. We also view TAM’s large network as a significant differential, since TAM is the Brazilian airline with the largest international operation, offering broad coverage in South America to Europe and the United States, as well as other international destinations through code-share agreements and alliances with other airlines.

To strengthen TAM positioning, we invest in improving our cabins and services, and constantly monitor our corporate image through quantitative and qualitative surveys.

For example, in 2008 TAM implemented a project to redesign the cabins of our wide-body and narrow-body aircraft using a London-based design agency with a long and successful track record in interior design for the aviation industry. The redesign uses key elements inspired by Brazil’s natural architecture and that of its homes. This “home from home” concept aims to provide passengers with a more relaxing and cozy travel experience.

The new design was officially launched in the market in 2012 with the arrival of four new B777-300 aircraft. The First Class and Coach Cabins feature the new design, as does the section designated “Espaço Mais” (“more leg room”). A new seating configuration that is currently under development will accompany the redesign in the Business Class cabin on TAM’s B77-300 aircraft.

TAM short-haul operations follow international standards and meet certain client needs specific to such shorter routes, which include point-to-point frequency and operating efficiency. TAM operates two cabins (Business and Coach), maintaining the service standard by type of aircraft (narrow and wide body). Moreover, these routes are invaluable for frequent fliers since they enable the use of TAM Fidelidade membership points with no seat restrictions.

In the domestic market, TAM key differentials are our high frequency, on-time flights and service in the cabin, and our constant pursuit of innovations and leadership in the sector. One example is the OnAir project, through which we offer the possibility of mobile phone usage and data transmission on board. We were the first in the Americas to offer this service.

TAM operates Airbus A319, A320 and A321 aircraft depending on demand and infrastructure restrictions. In 2010, we started the “brand elasticity” project, making air travel even more accessible through special fares for flights planned well in advance, with the focus on the tourism/leisure market, while continuing to service the important corporate market.

With this project, we achieved a high rate of migration from road to air transport and an increasingly higher number of passengers that were flying for the first time.

TAM constantly focuses on delivering services and items valued by consumers to maintain client satisfaction and retention levels high. For this, we conduct various perception studies (such as NPS, brand funnel) and segmentation studies (Conjoint) to monitor and roll out action plans. As a result, in 2012 we redesigned our domestic fare profiles, making them simple and transparent for passengers, while clearly highlighting the benefits of each profile and the upsell value between bundles. Thus, passengers interested only in price have the option of more attractive fares, while those seeking additional benefits such as TAM Fidelidade membership points, priority services (baggage, check-in and boarding) and baggage allowance may access these services through a fixed preset amount. Passengers know how much they pay for additional benefits.

TAM has also implemented projects to generate additional revenues, targeting items that passengers prioritize, such as more leg room (Espaço Mais) and pre-purchase of excess baggage, among others, offered through convenient online services.

As a recognition of some of these initiatives, in 2012 we received the Freddie Awards (which evaluate the best redemption ability among the loyalty programs of airline companies in the Americas) and the Skytrax awards in the ‘Best Airline in South America’ and ‘Best Airline Team in South America’ categories, and were recognized as the Most Admired Company in the Airline Industry by the Carta Capital magazine and as the Most Prestigious Company in Brazil by the Época magazine, among others.

Branding

In 2008, TAM launched the strategic platform for a single brand, with TAM being the main brand that, through values, strategic positioning and language, guides other brands, services and business units, such as TAM Airlines, TAM Cargo, TAM Viagens, TAM Fidelidade, TAM nas Nuvens and others. Thus, we generate synergies among our businesses, always guided by the same values and the commitment to quality and relationship with our stakeholders.

TAM is inspired by the vision that working with the spirit to serve makes people happier. This “spirit to serve” signifies always being ready to be useful and make everything work better, thus making people happier. It means to be sensitive to others and to their problems, to be available to seek solutions.

In line with this vision, our mission is to be the preferred airline of people, with joy, creativity, respect and responsibility.

Based on this strategic brand positioning, TAM seeks to offer accessibility to all of those who value an efficient, rewarding, safe and hassle-free experience. Whatever may be the need – whether business or leisure travel—we have created products and services that meet these needs.

Furthermore, in line with the brand strategy and the pursuit of synergies arising out of the combination of LAN and TAM, the brand positioning of the Cargo unit was redefined and the cargo operations of TAM Cargo and ABSA in Brazil will be consolidated, subject to government approval. In 2012 ABSA received the first freight aircraft identified by the brand and the colors of TAM Cargo in its fuselage.

Distribution Channels

TAM is constantly developing new sales channels to serve our clients, who can rely on the indirect sales channels, represented by travel agents and online travel agencies (OTA), as well as on the direct channel, through TAM.com, our call center, airport ticket offices (ATO), city ticket offices (CTO) and smart business.

TAM was the first airline in Latin America to sell tickets online. Through TAM’s website, www.tam.com.br, users can purchase tickets online by paying or using TAM Fidelidade membership points, make reservations up to one hour prior to departure and access information related to the TAM Fidelidade program and the services available.

In 2012, the indirect sales channels accounted for approximately 70% of total sales and 61% of tickets issued. One of our main challenges was to increase sales, which accounted for approximately 30% of total sales in the year. In terms of tickets issued, direct channels accounted for approximately 39% of all tickets, increasing substantially over the previous year.

TAM plans to increase segmented direct sales in the leisure market and to make the booking of tickets, especially over the Internet, easier for our passengers. In 2012, we consolidated the sale of seats with increased leg room (Espaço Mais) within TAM’s e-commerce sales process and through the call center, facilitating access to this service and increasing direct sales.

In 2012, TAM also launched a customized search system, which takes into account the client’s budget or the total points available in the TAM Fidelidade loyalty program and displays available flights accordingly. With “Price Search,” the company expects to facilitate search and increase the number of passengers, who can choose to pay in cash or through points. We are the first airline in Latin America to sell through a customized search system.

TAM’s call center is available 24 hours a day. We also sell tickets through our chain of stores located in the main cities of Brazil and in each airport where we operate. In addition, we significantly expanded the TAM Viagens store chain through franchises in the main cities across Brazil.

Advertising and Promotional Activities

Our promotional and communications efforts are aimed at strengthening the brand positioning and providing support to specific commercial needs. These activities include initiatives in communication channels such as television, press, billboards and radio, as well as direct and online marketing.

In 2012, our campaigns focused on stimulating demand by implementing a pricing strategy that made air travel more accessible in our domestic market and with destinations in South America, North America and Europe. Our strategy focused on different target groups and their specific characteristics, which enabled us to promote certain differentials such as on-time flights and a broad network for business travelers, and promotional prices for leisure travelers who can plan their trips in advance. These initiatives enabled us to retain our business clients, who have a higher average ticket, while increasing demand among leisure travelers, who can travel during off-peak seasons and plan their flights well in advance. With this, we successfully increased our load factors.

Frequent Flyer Program

During 2012, LATAM began to harmonize the LAN and TAM frequent flyers programs. Each program currently operates under its own brand and regulations, however, during 2013, changes will be made to both programs in order to reduce key differences, and offer its members, similar features and benefits, including the creation of new tiers in both programs, harmonizing qualification criteria for top tiers, and creating new benefits in order to offer all members an enhanced value proposition, therefore stimulating preference and travel frequency with LAN and TAM, respectively.

LANPASS

LANPASS, LAN, frequent Flyer Program, is a key element of the LAN’s marketing and loyalty strategy. The objective of LANPASS is to reward customer´s loyalty, and as a consequence, LAN PASS generates incremental revenue and customer retention. Worldwide, as of December 30, 2012, LANPASS had approximately 6.4 million members.

LANPASS members earn LANPASS kilometers in their accounts based on distance flown and class of ticket purchased, or by using services of other partners in the LANPASS program. Customers can redeem kilometers for free tickets, upgrades or other products in an online catalogue. Under our current frequent flyer program, our passengers are grouped into one standard level and three different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in.

In 2012 LANPASS significantly reduced the amount of kilometers required for ticket redemption in LAN’s main domestic markets, allowing members to achieve an award reward earlier and faster than before. These new initiative, together with the Flexible Redemption system launched in 2011, resulted in an increase of 22.0% in kilometers redeemed and 35.0% in award tickets redeemed by LANPASS’ members in 2012.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina Uruguay, United States and, starting from 2012, also in Colombia with Banco de Bogotá and Occidente both members of Grupo Aval. These partnerships give our customers the opportunity to earn additional kilometers for using their services.

In the non banking segment, LANPASS continues to leverage its member’s purchase behavior to partner with leading players in the markets and become the most attractive loyalty program in the home markets. In the past two years, LANPASS has entered into new industries, such as retail, supermarkets, automotive, real estate, drugstores and health care centers. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition to this, we have reciprocal agreements with other carriers, such as Alaska Airlines, Aeromexico and TAM. These agreements allow LANPASS members to accrue and redeem LANPASS kilometers on flights operated by these other carriers.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase customer’s engagement and activity with the program in all the markets. In 2012, membership in LANPASS continued growing at 20% in Peru and Argentina, 25% in Ecuador, and doubled its size in Colombia.

TAM Fidelidade Program

TAM’s frequent flyer program, also called TAM Fidelidade, was the first loyalty program launched by a Brazilian airline and represents a key element in TAM’s marketing strategy. LATAM believes TAM Fidelidade is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. TAM Fidelidade has more than 10 million members and approximately 24 million redeemed tickets have been distributed since its creation in 1993. Points earned by TAM Fidelidade members must be redeemed for tickets within two years.

TAM Fidelidade customers are classified in four different categories (white, blue, red and black) and qualification for a particular category is based on frequency of flights. The rate at which points accumulate varies depending on membership tier. The white card is the base level of membership and cardholders accrue points each time they fly. Blue and red cardholders receive progressively greater benefits and increased points for miles flown; allowing the holders to accrue redeemable points for free travel more quickly. We launched the black card in 2009 to create additional benefits and conveniences for our most frequent flyers, such as granting black cardholders access to a dedicated customer service group to help meet all of their needs.

As active current member of the Star Alliance, TAM has reciprocal frequent-flyer agreements with all alliance’s carriers, where TAM Fidelidade customers can accrue points and redeem flights on all alliance’s carriers flights. After TAM joins the oneworld® alliance in the second quarter of 2014, TAM Fidelidade customers will be able to accrue points and redeem flights on oneworld® carrier flights.

Beginning in 2009, we launched Multiplus, a loyalty network that integrates the TAM Fidelidade and allows our members to accumulate points, not just by flying with TAM, but also by making purchases through credit cards or using services and products at Multiplus partner establishments. TAM Fidelidade is one of several coalition partners of the Multiplus network of loyalty programs.

Points earned by TAM Fidelidade members must be redeemed for tickets within two years. This two year period for redemption limits the growth in liabilities arising from Multiplus, assuming a stable trend in relation to the number of passengers we carry.

Multiplus

In 2009, TAM launched Multiplus, a company designed to create a broader network in which TAM’s customers can earn points through the TAM Fidelidade Program. Multiplus is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies, not just ours. We believe this expanded network helps to capture and retain customers and increase sales. It is attractive to our less frequent flyers because it allows them to accrue loyalty points in many ways besides flying. We believe Multiplus is a source of value generation and after its initial public offering, the company increased its corporate governance, dedicating a team that, we believe, will improve sales even more. At the end of 2012, Multiplus had 200 partner establishments, including the TAM Fidelidade Program.

TAM Linhas Aereas and Multiplus recently entered into an amendment of their operating agreement, which governs the relationship between the two companies and the purchase of airline tickets to be used for redemptions of Multiplus points. The new amendment, effective June 1, 2013, sets a fixed value for each 10,000 Multiplus points redeemed for TAM tickets during a 12 month pricing assessment phase. At the end of the pricing assessment phase, the price of tickets will be set by reference to the then available public fare for flights from the same origin to the same destination with the same duration and flight travel plan, less an agreed discount. This discounted price will also be subject to a maximum and minimum range, calculated with reference to a 5% cost variation (increase and decrease) from the fixed price per 10,000 points applicable during the assessment phase.

Multiplus points must be redeemed within two years, and historically approximately 21.3% of points expire without being redeemed. This two year redemption can affect our ability to recognize revenue from the TAM Fidelidade program. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Revenue Recognition–Frequent Flyer Programs.”

Multiplus is a publicly traded company in Brazil, and TAM owns 73% of the ordinary shares of Multiplus.

Cargo Operations

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	LATAM 2012 Pro forma	LATAM 2011 Pro forma	LAN 2010 Actual

ATKs (millions)	7,645.9	7,683.5	4,628.7
RTKs (millions)	4,488.3	4,597.8	3,245.3
Weight of cargo carried (thousands of tons)	1,154.0	1,165.2	780.8
Total cargo yield (cargo revenues/RTKs, in US cents)	43.2	45.0	39.5
Total cargo load factor (%)	58.7%	59.8%	70.1%

(1)	Information provided for the Company as of December 31, 2010 includes LAN Cargo and its affiliates operations, but do not include operating statistics of TAM for such period. Information provided for the Company as of December 31, 2012 and December 31, 2011 has been presented on a pro forma basis and includes pro forma operating statistics for LAN and TAM’s respective cargo operations during such periods.

Our cargo business generally operates on the same route network used by our passenger airline business, and on some freighter-only routes as well. Overall, it includes approximately 144 destinations (of which approximately 135 are operated by passenger and/or freighter aircraft and approximately 9 are operated only by freighter aircraft).

We transport cargo in four ways: (i) in the bellies of our passenger aircraft, (ii) in our own dedicated freighter fleet, (iii) in belly space that we purchase from other airlines and, (iv) in aircraft that we charter or lease pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance). Under the latter, which are also known as “wet-leases,” the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance pursuant to short—and medium-term contracts. Our dedicated freighter fleet consists of 12 Boeing 767-300 freighters, which have a capacity for 54 tons of freight each, and four Boeing 777-200 freighters, which have a capacity of 104 tons of freight each. During the second half of 2012, we incorporated two Boeing 777-200 freighters to our fleet.

Prior to the combination of LAN and TAM, we complemented our international cargo operations with domestic cargo services through our subsidiaries, LAN and LAN Cargo S.A. (“LAN Cargo”), and through three regional affiliates: Aerotransportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil. In August 2012, ABSA and the cargo unit of TAM began the integration of their respective operations. Following the integration, the combined cargo businesses will operate in Brazil under the brand “TAM Cargo” and will be operated by ABSA. We expect to leverage the TAM Cargo brand, which has significant recognition in Brazil, to increase our presence in this market.

Our international cargo operations are headquartered in Miami. This geographical location is a natural gateway for Latin American imports and exports to and from the United States. We have operated in our 380,000 square-foot facilities within the Miami International Airport since 2001. In 2010 we upgraded this facility to enhance our ability to handle perishables and we leased an additional 117,000 square-foot warehouse close to our main facilities.

The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries.

We operate to six destinations in Europe: Amsterdam, Frankfurt, London, Madrid, Milan and Paris. The last five we serve via passenger aircraft (with flights from Santiago, Lima, Guayaquil, Sao Paulo and Rio de Janeiro), and we serve Amsterdam through passenger and freighter operations. Additionally, we also serve Frankfurt via our passenger flights and freighter operations conducted via our block space agreement with Lufthansa Cargo. For more information, see “—Cargo Agreements” below.

In Latin America, the principal origins of our cargo are Chile, Colombia, Perú, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. For our southbound flights, Brazil is the main import market. In Brazil, we carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. Colombia is Latin America’s largest market for exports by air to the United States, reaching an estimated 190,000 tons annually

The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions.

The flexibility that this business model allows based on adaptation to changes in market trends was key to LATAM’s operations in 2009 when the business was affected by the contraction of import markets in response to the global economic crisis. In addition LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus. Such flexibility has also been a key element in the recovery and growth experienced by LAN Cargo from 2010 to 2012.

The sharp contraction of LATAM’s traditional markets in 2009—imports into the region and exports from the region – followed by the rapid recovery of demand in 2010 required the Company to fully lever the flexibility of its business model. During 2009 the Company implemented of a series of measures such as the adjustment of its capacity through a reduction in the number of planes rented under Aircraft, Crew, Maintenance & Insurance (“ACMI”) agreements and adjustments in the operations of its own cargo fleet of Boeing 767F freighters. This process has also been reinforced by the incorporation of four new Boeing 777-200F, the most modern and efficient cargo aircraft of their type in the world, with a capacity of 104 tons of freight each and a range of 9,045 kilometers when carrying its maximum payload. This significant investment allowed LATAM to consolidate its regional competitiveness by positioning it as the first airline in the region, and only the second internationally, to use these latest-generation cargo planes.

During 2012, pro forma cargo traffic decreased 2.4%, reflecting a challenging scenario in Latin American cargo markets due to a decline in demand on routes to Latin America, especially Brazil, as well as increased competitive pressures from regional and international cargo carriers. LATAM continues to optimize its cargo capacity by using the bellies of passenger aircraft for cargo purposes, thereby maximizing synergies of both businesses.

Because of the difficult environment for cargo operations around the world during the last year, competition increased in the region as international carriers added idle capacity to service cargo operations. Despite this increase in competition, we have been able to maintain solid market shares by efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, Transportes Aéreos Mercantiles Panamericanos S.A., or TAMPA, and Atlas Air. On the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair, Air France-KLM, and Emirates Airlines.

Cargo Agreements

Since 2002, LAN Cargo and Lufthansa Cargo have operated pursuant to a block space agreement covering Europe and Latin America. As part of this agreement, we allocate space to Lufthansa Cargo on our flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to us on its flights between Europe and Brazil.

We also have interline, codeshare and other commercial agreements with Asian carriers such as Korean Airlines, JAL, China Airlines, Air China and Cathay Pacific through which we receive space allocations to move our cargo from Seoul, Tokyo, Taipei, Shanghai and Hong Kong to two hubs in the United States—Los Angeles and Miami—where we can connect with our cargo network. In exchange, we provide these airlines with space from these same two hubs in the United States to all Latin American destinations and also provide them with westbound cargo.

Marketing and Sales

Our sales and marketing efforts are carried out directly, where we have a local office, or through general sales agents. In Latin America we have our own offices in all key markets. In the United States, we have offices in Miami,

New York and Los Angeles, and work with representatives in various other cities. In Europe, we have offices in Frankfurt, Amsterdam and Madrid and use agents in other key cities. In Asia, all our sales efforts are conducted through general sales agents. In total, we maintain a network of more than forty independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments, and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. On some routes, we offer special, value-added products such as Positive Flight Specific and Priority 1, which enables the customer to choose a specific passenger flight or access first available freighter capacity to transport its goods. During 2010, we launched the first phase of a new revenue management project aimed at optimizing yields, which has resulted in better capacity and overbooking administration and better pricing practices in 2011 and 2012. During 2012, we started the roll-out (in New York, Miami and Mexico) of our online booking system (e-booking) allowing our customers to make reservations 24/7.

Cargo-Related Investigations

In February 2006 the European Commission (“EC”), in conjunction with the Department of Justice of the United States (“DOJ”), initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. On December 26, 2007, the European competition authorities notified LAN Cargo and LATAM of the initiation of proceedings against twenty-five cargo airlines, among them LAN Cargo, for allegations of anti-competitive behavior in the airfreight business.

On January 21, 2009, LAN Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, LAN Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of December 31, 2012, the pending amount to be paid during the next two years is approximately US$22 million and has been recorded within “Other Accounts Payable.”

On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$10.9 million). The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, the Company recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. See “Item 5. Operating and Financial Review and Prospects—Operating Results.” This was the lowest fine applied by the EC, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On May 11, 2011, LAN Cargo announced that it had reached a settlement agreement with the class action plaintiffs in relation to this litigation. As per the settlement agreement, LAN Cargo agreed to pay US$59.7 million. Furthermore, ABSA also reached a settlement agreement with class action plaintiffs and agreed to pay US$6.3 million. The amounts were paid to plaintiffs’ counsel escrow account in 2011. DHL, a former member of the civil class action plaintiffs, timely opted out of the settlements agreement. LAN Cargo recently reached a settlement agreement with StarBroker A.G., on behalf of DHL Global Forwarding, whereby LAN Cargo agreed to pay US$8.2 million, of which US$7.1 million shall be recovered by LAN Cargo from the escrow amount set aside in the class action settlement previously paid by LAN Cargo for opt out plaintiffs.

The Canadian Competition Bureau (“CCB”), in conjunction with the DOJ, also initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets in 2006. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LAN, in Canada. On January 31, 2012, LAN and LAN Cargo approved a settlement agreement with the class actions plaintiffs for an amount of CAD$700,000 (Canadian Dollars), which is pending court approval.

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (the Brazilian Antitrust Authority) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision the outcome of this matter, although it is expected to be a lengthy process.

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2012, we operated a fleet of 327 aircraft, comprised of 311 passenger aircraft and 16 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of lease remaining (years)	Average age (years)
	Total	Owned(1)	Operating Lease
Passenger aircraft(2)
Airbus A320-Family Aircraft(3)
Airbus A318-100(4)	5	5	0	0.0	4.3
Airbus A319-100	57	39	18	5.6	6.4
Airbus A320-200	141	76	65	3.5	6.1
Airbus A321-200	9	8	1	10.3	3.6
Airbus A340-Family Aircraft
Airbus A340-300(5)	5	2	3	1.0	12.5
Airbus A340-500(6)	2	2	0	0.0	8.5

Airbus A330-200	20	18	2	2.5	7.7

Boeing 737-700	6	0	6	1.5	10.1

Boeing 767-300(6)(7)	41	33	8	1.7	7.7
Boeing B787-816	3	3	0	0.0	0.3
Boeing B777-32WER	8	8	0	0.0	2.2

Dash 8-200	10	0	10	2.7	15.5
Dash 8-Q400	4	0	4	7.6	6.6
Total passenger aircraft	311	194	117	3.6	6.7

Cargo aircraft
Boeing 767-300 Freighter(7)	12	8	4	3.2	9.2
Boeing 777-200 Freighter(8)	4	2	2	4.4	2.0
Total cargo aircraft	16	10	6	3.6	7.4

Total fleet	327	204	123	3.6	6.7

(1)	Aircraft included within property, plant and equipment.

(2)	All passenger aircraft bellies are available for cargo.
(3)	Of these Airbus A320 Family Aircraft, 83 are utilized in LAN’s operations.
(4)	As at December 31, 2012, we have sold 2 additional Airbus A318s in the redelivery process. We plan to sell all 7 A318s during 2013, as part of our strategic fleet renewal plan.
(5)	All Airbus A340 aircraft are utilized in LAN’s operations.
(6)	As a result of the business combination, 5 aircraft were added under operating lease contracts, which according to the stated policy, are classified as finance leases because the present value of the payments represents most of the economic value of the property. The useful life assigned to these aircraft is 6 years, according to the duration of the contracts.
(7)	Of these Boeing B767-300, 38 are utilized in LAN’s passenger operations and 12 are used in LAN’s cargo operations.
(8)	All Boeing 777-200 Frieghters are used in LAN’s cargo operations.

The daily average hourly utilization rates of LAN’s aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2012 (1)	2011	2010	2009
	(measured in hours)

Passenger aircraft
Airbus A340-300	13.9	14.2	14.6	14.5
Boeing 767-300 ER	12.1	12.8	13.5	13.2
Airbus A320 Family	10.2	9.5	10.8	10.3

Cargo aircraft
Boeing 767-300 Freighter	13.5	14.8	15.4	14.7
Boeing 777-200 Freighter	14.1	14.3	14.2	10.6

(1)	2012 does not include aircraft used in TAM’s operations.

We operate different aircraft types as we perform various different services ranging from short-haul domestic and regional trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights we principally operate the Airbus A320-Family aircraft and, since 2010, we also operate the Boeing 737-700 aircraft, the Dash 8-200 aircraft, and the Dash 8-Q400 aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to operating leases or has been purchased directly from Airbus pursuant to various purchase agreements since 1999. We believe that our fleet of A320-Family aircraft will allow us to provide broader service across Latin America as well as the domestic markets that we serve given their longer range. We also believe that they will enable us to increase efficiency levels through reduced fuel consumption and maintenance costs.

For long-haul passenger and cargo flights we operate the Airbus A330-200 aircraft, the Airbus A340-300 aircraft, the Airbus A340-500 aircraft, the Boeing 767-300 passenger and cargo aircraft, the Boeing 777 passenger and cargo aircraft and, since the fourth quarter of 2012, the Boeing B787-816 aircraft. The Boeing 767-300 aircraft’s size and range provides an optimal alternative for most of our long-haul passenger and cargo routes. Additionally, the commonality between the passenger and dedicated cargo versions allows us to leverage the ensuing economies of scale. We believe that these aircraft provide a key efficiency advantage over our peers, especially in the cargo business. The Boeing 767-300 aircraft that we currently operate have been incorporated into our fleet pursuant to operating leases or have been purchased directly from Boeing pursuant to various purchase orders since 1997. Our Airbus A340-300 and A340-500 aircraft are also well-suited for long-haul routes, given their range and four-engine configuration.

During the first quarter of 2009, we initiated the process of incorporating winglets which are advanced technology devices, in all our passenger and freighter Boeing 767-300 aircraft. Winglets are placed on the wings of an aircraft and have resulted in an approximate 5% reduction in average fuel consumption per year. The total investment in this project is expected to be approximately US$100 million. As of December 2012, 52 aircraft operated by LAN have been modified. We expect to complete the implementation of this project during 2013 as we receive our last 4 Boeing 767s.

See “Item 5—F. Tabular Disclosure of Contractual Obligations” for a description of our purchase obligations for aircraft, for delivery between 2013 and 2019.

Fleet Leasing and Financing Arrangements

LATAM’s financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases and operating leases. As of December 31, 2012, LATAM had 327 aircraft, of which 10 were in redelivery process, totaling 317 aircraft in operation. Of these aircraft, 159 are operated by LAN and 158 aircraft are operated by TAM.

As of December 31, 2012, LAN’s operating fleet was comprised of 99 financial leases, 11 tax leases, 45 operating leases and 4 unencumbered aircraft. Most of the LAN’s financial and tax leases are structured for a 12-year period. LAN has 36 aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 71 supported by the European Export Credit Agencies (the “ECAs”). LAN’s operating lease maturities are within a maturity range from 2 to 12 years.

As of December 31, 2012, TAM’s operating fleet included 76 financial leases, 17 tax leases and 65 operating leases. For accounting purposes TAM classifies 9 tax leases as operating leases in the financial statements. TAM has 8 aircraft supported by EXIM Bank and 39 supported by the ECAs. TAM’s operating leases maturities are within a maturity range from 5 to 13 years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in US dollars and primarily requires quarterly amortization payments. The financial leases have a bank as counterparty and the tax leases have a bank and a third party involved. 86.4% of our aircraft debt is fixed rate and the rest is floating rate debt based on the USD LIBOR. During 2012, LATAM refinanced and pre-financed all of its Boeing deliveries for the year (and refinanced 3 Boeing aircraft from 2011) with EXIM guaranteed bonds in the U.S. market, placing the first pre-funded EXIM bond transaction in history.

Going forward, LATAM will be the entity that takes delivery and is the lessee on all related leases of all aircraft for the group. Pursuant to this strategy, all Boeing aircraft deliveries during 2012 (18 wide body aircraft), were made to LATAM, and LATAM will have the ability to sublease them to other airlines of the group. LATAM began to take delivery of Airbus aircraft (22 narrow body aircraft in total during 2012), starting in the third quarter of 2012. LATAM also has the ability to sublease Airbus aircraft to other airlines of the group.

See “Item 5—B. Liquidity and Capital Resources—Sources of financing” and “Item 5—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

Maintenance

LAN’s Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our entire fleet of Airbus, Boeing and Bombardier aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

LAN facilities at Comodoro Arturo Merino Benítez International Airport in Santiago, Chile are among the most extensive in Latin America and have been certified according to IOSA standards and as a FAA approved repair station. Our facilities at our Santiago repair station can service the Boeing 787, Boeing 767, Boeing 777, Airbus 340 and Airbus 320 Family Aircraft fleet, as well as designing and manufacturing galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including sophisticated in-flight entertainment equipment, and blended winglets in the Boeing 767 fleet. LAN facilities at El Dorado International Airport in Bogotá, Colombia can service the Boeing 737 and the Dash 8-200 fleet.

Our engineering and maintenance division is supervised by the local DGAC and it is subjected to several recurrent external audits from civil aviation authorities and international entities such as the FAA, the Argentine

Administración Nacional de Aviación Civil (“ANAC”), the Brazilian Agencia Nacional de Aviacao Civil (“ANAC”), the Ecuadorian Dirección General de Aeronáutica Civil (“DGAC Ecuador”), the Peruvian Dirección General de Aeronáutica Civil (“DGAC Peru”), the Colombian Unidad Administrativa Especial de Aeronáutica Civil (the UAEAC), the International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), in order to strictly comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals.

We also rely on third parties for certain maintenance support for our aircraft and engines, where long term partnerships take place with the following MROs (Maintenance Repair and Overhaul facilities): Lufthansa Technik provides our Airbus A320-Family Aircraft and A340 Aircraft component support. International Aero Engines, CFM International and Pratt & Whitney, provides the A320 Family engine maintenance services. General Electric also provides engine maintenance services for Boeing 767-300 aircraft as well as Air France KLM for the Boeing 777-300F, which also includes components support.

Occasionally, we perform certain maintenance services for other airlines.

Our aircraft maintenance personnel participate in extensive training programs at the jointly operated Lufthansa LAN Technical Training S.A., located in Santiago, Chile.

LATAM continues to implement the LEAN management system in its maintenance operations, to increase efficiency throughout its maintenance network. Internationally, the LEAN system has been recognized as a methodology for achieving excellence and continuous improvement. It seeks to eliminate activities that do not add value to processes, and suppressing those activities that are superfluous, thereby allowing companies to reduce costs, improve processes, reduce errors and increase customer satisfaction.

LAN continues to benefit from the implementation of LEAN in heavy and line maintenance. Heavy maintenance is performed approximately every 12–18 months or a specific amount of actual flight hours as defined by the manufacturer, while line maintenance is performed on a daily basis. Since 2009, we have achieved a reduction of approximately 30% to 40% in the time an aircraft remains at the hangar. Moreover, we achieved a reduction of over 20% in the time for some of the most demanding tasks in line maintenance and over 30% increase on workers’ productivity. Other benefits of LEAN include a reduction of approximately 19% in labor accidents in heavy maintenance areas, a reduction of approximately 80% on delayed deliveries of aircraft from programmed maintenance, and a considerable improvement on dispatch reliability. Furthermore, LEAN has had important benefits in terms of employee motivation, by establishing clear roles, setting new challenges and rewarding team achievements.

TAM’s Maintenance

TAM’s MRO (Maintenance, Repair and Overhaul) Business Unit provides services to LATAM fleet as well as third-party customers. It is located in São Carlos (SP/Brazil) Technological Center in an area of 100,000 m² with a dedicated runway of 1,720 meters.

TAM MRO is certified and audited by major international aeronautical authorities such as FAA (USA), EASA (Europe), ANAC (Brazil), DGAC (Chile), ANAC Argentina, DGCA (Ecuador), DINAC (Paraguay), TC (Canada), among others, for Heavy Maintenance and Components Repair and Overhaul for Airbus A-320 family (A-318, A-319, A-320 & A-321) and Airbus A-330, Boeing 767, ATR-42/72, and Embraer E-Jet 170/190 families. TAM MRO also has some minor capabilities for repair and overhaul of Airbus A-340 and Boeing 777 components. TAM MRO is a FAA Part-145 certified repair station and also part of the selected group of certified MROs in the Airbus MRO Network.

TAM’s hangars can accommodate 6 aircraft (Narrowbody/Widebody) and 3 Regional/Turboprop aircraft simultaneously, and we have a dedicated hangar for stripping and painting. We also have 22 technical shops, including full Landing Gear repair & overhaul shop, Hydraulics, Pneumatics, Electronics (ATEC), Electrical Components, Electroplating, Composites, Wheels & Brakes, Interiors and Escape Slides shops.

In 2012, TAM MRO effectively applied 1.3 million man-hours (a 20% increase compared with 2011), serviced 158 aircraft, including C, D and Special Checks for LATAM fleet and for third party customers, delivered approximately 68,000 components and performed 12 landing gear overhauls. In 2012, TAM MRO serviced almost 100% of all TAM’s Airbus A-320 family and A-330 demand for Heavy Maintenance, and 75% of demand for Components Repair & Overhaul. TAM’s external maintenance and repair customers include Azul, Trip, Avianca, the Brazilian Air Force, Embraer, Goodrich, and Hamilton Sundstrand, among others.

TAM’s structure in São Carlos includes engineering capabilities, a full technical training center which develops TAM’s capabilities in terms of human skills with more than 4,000 students and 42,000 hours of training in 2012, providing 50 different basic courses, on-the-job training and special training such as structural, avionics, foreign language and leadership training and education.

In 2011 TAM started a turn-around process to achieve international MRO competitive standards in terms of costs, quality, reliability and time of deliveries (TAT) and in 2012 TAM began to implement the LEAN system and other activities, including continuous process improvement culture, redesign of the production methodology in productive cells and scheduling of task through CCPM methodology (Critical Chain Project Management), development of shop-floor control systems and carry out VSM process modeling for Landing Gear shop. These initiatives have led to significant accomplishments in 2012: an increase of 18% in employee productivity, a 17.5% reduction in heavy check costs and significantly improved reliability of aircraft and components, reductions of 15% in aircraft time in hangar and 28% in components service time, 100% on-time deliveries of heavy-checks and 95% on time deliveries of components, and 118 days of operations without accidents.

TAM’s line maintenance is fully capable to provide services to all types of Airbus and Boeing aircraft of TAM fleet. Operations in TAM’s extensive network of 41 domestic destinations are supported by TAM maintenance staff; in the international maintenance line stations, there is a mix of TAM staff and qualified outsourced line maintenance providers.

TAM’s maintenance and engineering organization in Brazil is supervised by the Brazilian Agência Nacional de Aviação Civil (‘ANAC’). TAM Mercosur’s operations are supervised by the Paraguayan Dirección Nacional de Aeronáutica Civil (‘DINAC’). All operations are subjected to periodic audits by these regulatory authorities. As IATA Operational Safety Audit (IOSA)-certified airlines, TAM and TAM Mercosur are also periodically audited by IOSA-qualified Audit Organizations to guarantee fully compliance with applicable regulations.

In addition to the broad capability of TAM heavy maintenance facilities in São Carlos for aircraft and components, TAM relies on a range of qualified third parties maintenance providers, including MTU Aero Engines in Germany and GE Celma In Brazil for Airbus A320-Family IAE and CFM engines, General Electric facilities in USA and Europe for A330, B767 and B777 GE engines and Pratt & Whitney in Singapore for A330 P&W engines. Third parties also provide certain additional components applicable to TAM fleets.

LATAM Safety and Security

LATAM has been working to standardize LAN and TAM’s operational indicators regarding safety, audits and emergency response. This process of identifying synergies in LAN and TAM’s operational indicators has led to opportunities to improve processes and standardize operational processes and audits.

LAN’s Safety and Security Corporate Direction

The Safety and Security Corporate Direction (“SSCD”) is an internal division in charge of the management of safety and security matters related to flight operations, operative and administrative buildings, organization and coordination of emergency response matters, safety and security audits and safety and occupational health.

The SSCD reports directly to LAN’s Chief Executive Officer (“CEO”), which reflects the firm commitment that the Company’s senior management has to the Safety & Security. The SSCD is comprised of five independent reporting management areas: safety management, security management, emergency response management, Safety & Security Audit management and Safety and Occupational Health Management.

Safety Management

We give high priority to providing safe and reliable air service. We have uniform safety standards and safety-related training programs that cover all of our operations. LAN has implemented a System called LAN I-AMS (LAN Integrated Airline Management System) throughout the operational areas of the Company, which is certified by the Chilean DGAC and IOSA System. The LAN I-AMS integrates Safety, Safety Assurance, Emergency Response, Security and Occupational Safety and Health management and provides clear definitions of the functions and responsibilities regarding safety for all persons involved, from the top to the bottom of the operational structure of the airline. It strengthens the commitment and knowledge required from everyone in the Company regarding any and all actions that could affect safety.

The Operational Safety Senior Manager (“SSM”) is responsible for the Operational Safety Oversight and the implementation of the LAN I-AMS. The SSM supervises a staff of approximately 21 safety specialists of different backgrounds, including pilots, aeronautical engineers, aircraft maintenance engineers, a psychologist, and dangerous goods and ground handling safety specialists.

Our corporate operational safety organization consists of three main areas:

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

•

Line Operation Safety Audit (“LOSA”). LOSA is a program designed to survey and analyzes the safety components of our equipment and operations. LOSA observations have been conducted on the A-340, A-320 and Boeing B767 fleets. In 2007, a second LOSA observation has been applied to the A-340 fleet, which has given important information of the effectiveness of the corrective actions recommended by the first observation conducted in 2004. The LOSA program will be applied to all B767 fleets in 2013.

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

•

Quality Assurance and IOSA and ISAGO Certification Programs. Our operational areas have a quality assurance system. Our safety management system is based on the ISO 9001-2000 standards. We also periodically evaluate the skills, experience and safety records of our flight crews in order to maintain strict control over the quality of our flight crews. All of our aircraft pilots participate in training programs, some of which are sponsored by aircraft manufacturers, and all are required to undergo recurrent training. LAN and passenger and cargo subsidiaries are IOSA registered. We also have ISAGO certification for LAN, LAN Argentina, LAN Ecuador, LAN Peru and Masair.

Our operational safety committee, composed of senior executives and key operational managers, is responsible for the initiation of safety-related actions.

All of our Boeing 767, A320 Family, A340 and Boeing 777 and 787 fleets are equipped with an enhanced ground proximity warning system, a traffic collision avoidance system, a wind shear detection system and reduced vertical separation minimum capabilities.

Security Management

The main policy and the essential principle of the Company is to ensure an adequate security protection to all its flights, aircraft, passengers, crew members, ground personnel, airport facilities and other services related to the commercial civil aviation against any threat or unlawful action.

We have implemented corporate policies and a quality management system through the operational system to detect any lack of security in its operations and prevent acts of unlawful interference. Risk analysis is used to determine different levels of security to be implemented to international and domestic operations.

The Security Corporate Manager (“SCM”) has the responsibility to evaluate, analyze and assign risk levels (high, medium, low) to international and domestic operations, proposing security procedures for each scenario. The SCM leads an organization of eight security specialists. These specialists analyze high risk flights and all the aspects of the operation that could cause an impact in the normal daily activities of the Company. Finally, the security management is controlled and audited constantly. The current SCM is a former police officer with more than 20 years of experience in the civil aviation.

The corporate security organization has three main areas: standards, procedures and quality control; planning and management control; and dangerous goods. Additionally, our SCM gives support to the different areas of the Company related to training, internal investigations, and travel documentation assistance.

Since 2002, the Company’s Corporate Security Manual has unified international and domestic security procedures, including local security procedures; airport security programs for each country in which we have operations, which includes procedures to prevent unlawful conduct and procedures for a bomb threat or hijacking drill; corporation security training programs regarding the acceptance of aircraft, baggage, cargo and passengers an airport security audit procedures regarding airport inspections; and identification of security issues and corrective action plans for non-compliance.

Emergency Response Management

The emergency response management team is responsible for the administration of the Emergency Response Plan (ERP). It has been developed for the effective management of different kinds of emergencies (aircraft accidents, natural disasters, strikes, pandemics) with the purpose of mitigating impacts of emergencies on passengers and their relatives, as well as the Company’s operations.

The ERP includes:

•	Emergency process and procedures approved by the authority and supported by the Emergency Response Preparation Manual.

•

Emergency Control Center in Santiago, Chile, includes three principal rooms for: the Emergency Executive Committee, the Emergency Response Committee and the Media Monitoring & Communications Coordination Committee.

•

Relatives & Passengers Assistance Team (the “APF Team”), a team of volunteers that we deploy for assistance of employees, crew, passengers and their relatives. We have about 1,300 active volunteers distributed as follows: Santiago (600 volunteers), Miami (50 volunteers), Lima (200 volunteers), Guayaquil & Quito (150 volunteers), Buenos Aires (100 volunteers) and Bogota (200). Our APF team is complemented by service vendors.

•	Notification Team, located in the Call Center Offices, Santiago, Chile, notify individuals designed by passengers as an emergency contact number.

•

Assistance Center, located in the Call Center Offices, Santiago, Chile, where about 300 agents working through 14 toll free lines can be activated for receiving calls from relatives and friends of passengers involved in an emergency situation. The Assistance Center telephone numbers will be published by the Company (on its EWS) and by media, in case of emergencies.

•

Emergency Web Site (EWS), which will replace LATAM’s commercial web site and be activated as soon as an emergency or accident occurs. The EWS be a resource for flight information (check-in, flight status, etc.) and general information, and will contain press releases and other information (including notices by the APF Team and Assistance Center) in an emergency.

The “Go Team,” which is a special team that will be dispatched in the case of an emergency to the city nearest to the site where the emergency or accident has occurred and assume the responsibility of emergency management in such place with the following areas: Humanitarian Assistance (APF Team), Investigation (Field Investigation team), General Support (Logistics, Informatics & Telecommunication, Security, Finance, Legal and Maintenance departments), Aircraft Recovery (Recovery Team).

Safety and Security Audit Management

The Safety and Security Audit Management reports directly to the Corporate Director. This area has the mission to advise senior management on issues relating to planning and control, design, documentation, implementation, maintenance and improvement of the LAN’s Safety and Quality Management System. The Safety and Security Audit Management is responsible for:

•	The administration of internal evaluation programs and conducting organization-wide audits in all operational areas.

•	Establishing the IOSA and ISAGO Training and Qualification Auditors Procedures.

•

Coordinating the implementation of the IOSA and ISAGO external audits, including operational processes relating to safety and security, quality objectives, status of corrective and prevented actions, and customer complains, and advising senior management regarding the fulfillment of IOSA and ISAGO standards.

•	Reporting on the status of the Safety and Quality Management System to senior management throughout the audits.

•	Creating guidelines for the quality assurance of the operational areas of LAN, LAN Express and LAN Cargo, and quality coordinators.

•	Coordination of corrective and preventive actions arising from the implementation of the Safety and quality management system.

•	Establishing a corporate system to evaluate and control the external suppliers, in case of outsourcing services.

Safety and Occupational Health Management

The main objective of the Safety and Occupational Health Management is to ensure the safety and health of workers at work, by advising, managing and helping the company prevent occupational accidents and diseases through the identification and control of occupational hazards and medical surveillance.

The forgoing objectives are satisfied through a dedicated team of professionals (engineers, doctors, risk prevention experts and paramedics), who constantly develop activities aimed at protecting LAN employees and is responsible for:

•	Implementation and control of preventive management systems.

•	Development of training programs.

•	Compliance with legal regulations regarding occupational health, safety and environmental issues and the promotion and dissemination of safety and occupational guidelines.

•	Assessment of risk of work place and monitoring of emergency systems.

•	Medical assistance to all injured employees and investigation of all accidents.

TAM’s Safety and Security Corporate Direction

The Safety & Security Direction is an internal division in charge of the management of safety and security matters related to flight operations, operative and administrative buildings, organization and coordination of emergency response matters, safety and security audits and safety and occupational health.

Safety Management

We have uniform safety standards and safety-related training programs that cover all of TAM’s operations. TAM has implemented a Safety and Quality Management System (“SMS”) throughout the operational areas its operations, which is IOSA certified. The SMS provides clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure of the airline. It strengthens the commitment and knowledge required from everyone in the Company regarding any and all actions that could affect safety.

The Safety & Security Director is responsible for the Operational Safety Oversight and the implementation of the SMS. The Safety & Security Director supervises a staff of approximately three hundred twenty-nine employers the different backgrounds, including pilots, aeronautical engineers, aircraft maintenance engineers, psychologist, dangerous goods, auditors, security agents, and ground handling safety specialists (Operational Safety & Security, Aerospace Health and Safety Labor. The Safety & Security Director is also responsible for setting procedure standard for measuring the quality and safety of services provided by companies or professional contractors that affect the operational safety of this organization.

Other programs for safety management include:

•

Human Factors Program: This program provides the support for the integration of human factors with operational areas, and identifies for each alternative the full range of human factors and interfaces (e.g., cognitive, organizational, physical, functional, environmental, social and behavioral sciences) necessary to achieve an acceptable level of performance for operating, maintaining and supporting the safety system.

•

Safety Communication: This sector has a responsibility to produce, evaluate, analyze and publish all documents and internal campaigns in operational safety within TAM, for operational and administrative employees, according to regulatory rules of ANAC (National Civil Aviation Agency—Brazil), CENIPA (Aeronautical Accident Investigation and Prevention Center) and SMS (Safety Management Systems).

•

Aerospace Health Department: The Aeroespace Health Department is responsible for the health of passengers and employees. TAM is responsible for carrying its passengers safely and efficiently to the destination. The medical department is responsible for ensuring, as far as possible, that passenger health does not deteriorate during the journey, and that there are adequate measures in place to deal with any unforeseen in-flight medical emergency.

Safety Assurance, Safety Audit Manager and Dangerous Goods

Safety Audit establishes guidelines and principles to be applied in Audit Program Operating to identify whether activities related to operations are in accordance with established procedures in operating manuals, meeting the needs and operational standards set forth in applicable laws or to check for hazards operation, latent conditions or undesirable areas needing improvement by ISO 9001:2008, 19011:2002, IOSA and ISAGO.

Safety Assurance consolidates risks operational through the creation and monitoring processes to integrate information from failures and shortcomings of the company with audit programs, monitoring and data analysis through the parameterization of the systems and Hyperion AQD for Security System.

Dangerous Goods coordinates the administrative and operational activities of the board of operational safety with regard to the carriage of dangerous goods by integrating with other areas of the board and managers and assisting the director of operational safety in decision making.

Functions and Responsibilities

•	Administration AQD system and Hyperion system (Safety Indicators);

•	Monitors all current information on regulation and requirements related operational safety;

•

Create and maintain processes to integrate information gaps and deficiencies that compromise the company’s Operational Safety by type of operation and management through indicators computed monthly basis and control system in accordance with the Standard Performance Indicators of Operational Safety TAM;

•	Administration of Internal Evaluation Program by conducting organization-wide audits in all operational areas;

•	Providing resources, processes and training teams to conduct risk analysis programs operating in hazard identification TAM;

•

Ensure that the data recorded in the system AQD and Hyperion are reliable through constant surveillance data, process established in the Manual of Operational Safety Management TAM and Operational Safety Board;

•

Perform monthly, quarterly and annual Operational Safety Board to TAM Operational Safety, Operational Divisions and operational managers through the process of monitoring and control systems together with the Operational Safety Commission;

•	Ensuring the maintenance of IOSA recertification audit of TAM Airlines providing resources, hiring an accredited Audit Organization for IATA to conduct recertification audits;

•	Coordination of the implementation of the IOSA and ISAGO external audits with the Audit Organization;

•	Coordination of guidelines for the quality assurance of the operational areas of TAM Airlines, TAM Mercosur e TAM MRO;

•

Implementation of the Internal Audit Plan, IOSA and ISAGO audits including operational processes related to safety and security, quality objectives, status of corrective and prevented actions, and customer complains;

•	Implementation of the SMS to TAM Airlines, TAM Mercosur and TAM MRO;

•	Training and Qualification Auditors Procedure;

•	Coordinate the investigation of accidents involving Dangerous Goods;

•	Report on ANAC incident Dangerous Goods—NIAP;

•	Perform maintenance of the contents of the Manual of Dangerous Goods—MAP;

•	Provide guidance and audit processes load;

•	Treat reports (ASR) system AQD involving Dangerous Goods;

•	Develop recommendations regarding security procedure with Dangerous Goods;

•	Prepare bulletins warning about occurrences with Dangerous Goods and general cargo.

Security Management Manager

The main policy and the essential principle of security management is to ensure an adequate security protection for all TAM’s flights, aircraft, passengers, crew members, ground personnel, airport facilities and other services related to the commercial civil aviation against any threat or unlawful action.TAM has implemented corporate policies and a quality management system through the operational system to detect any lack of security in its operations. Audits and assessments are used to assign different levels of security to international and domestic operations.

The Corporate Security Manager (“CSM”) has the responsibility to evaluate, analyze and assign threat levels (high, medium, low) to international and domestic operations, and to propose security procedures for each scenario. The CSM is responsible for managing and coordinating security processes, procedures, measures and controls in accordance with the requirements described in the National Civil Aviation Security Programme, and participating in the development, implementation and continuous improvement of Airport Contingency Plans where TAM operations are conducted.

The Corporate Security Organization has four main areas:

•

Airport Security: This area has as its main goal to protect the organization against acts of unlawful interference. This team is formed by Supervisors and Security Agents (Document Screeners/AVSEC Security Agents) based at Guarulhos (GRU), Galeão (GIG), Manaus (MAO), Brasília (BSB) and Confins (CNF). The Corporate Security Department provides all resources necessary for maintenance of the security level appropriate to every international and domestic operations, working, cooperation and partnership basis with all other members of the Civil Aviation Security System, aiming solely to minimize threat risks in the company.

•	Corporate Risks: This area is responsible for conducting fraud investigations, risk prevention and background checks.

•	Property Security: This area is responsible for ensuring appropriate property security and access control for all TAM facilities, including TAM Cargo warehouses.

•	Security Training: This area is responsible for guaranteeing that all TAM members and representatives are properly trained in all matters required by Brazilian and International regulators.

The Corporate Security Department has been developing and implementing the Airline Security Programme (PSEA) in accordance with local and international regulators, which includes the following:

•	Processes & Procedures for domestic and international operations;

•	Corporate Security Training Program, which includes the contents and definitions regarding security training for all areas involved in acceptance of aircraft, baggage, cargo and passengers;

•	Airport Security Inspection Program. It has the contents and definitions regarding airport inspections and identification of security issues and corrective action plans for non-compliance.

Emergency Response Management Manager

The emergency response area is responsible for the administration of the Emergency Response Plan (ERP). It has been developed for the effective management of accidents and serious incidents with the purpose of mitigating any impacts on the passenger and their relatives and the operations.

The ERP consists mainly of:

•

Emergency Procedures. TAM has established a strong documented response to an adverse operational event that would force it to implement the various corporate resources that will be required to minimize the impact on the organization and deal with human impact with empathy and compassion. TAM has documented its corporate response procedures in an Emergency Response Manual and keeps the knowledge widely disclosed and special trained teams in the Company, approved by the ANAC (National Aviation Civil Agency) in accordance with IAC 200-1001 (ANAC), international requirements and considering industry best practices.

•

Facilities: The Emergency Response Center (ERC) includes three principal areas: the Executive Committee, the Crisis Management Committee (CMC) and the Public Relations Monitoring Area, each of which are located in São Paulo, Brazil.

•

Station Response: According to IAC 200-1001, each TAM Station has its Local Emergency Plan and it will coordinate the assistance to victims and families with the CMC in Sao Paolo. The Stations Manager will coordinate with Airport Authority to provide a private and secure area for the temporary assembly of family members and a different private and secure area for the assembly of uninjured passengers.

•

Assistance: TAM’s provide assistance to survivors and family members at the site in the immediate aftermath of an aircraft accident or incident. The Family Assistance Center (FAC) will be establishing at community closest to the site of the accident or incident. Ground casualties and their families will be provided with the same services that are being provided to survivors and the families of passengers.

•

Special Assistance Team (SAT). We have a humanitarian assistance program that we deploy for family and passenger assistance. We have about 2,150 total active volunteers distributed as follows: Sao Paulo (700 volunteers), Brazil – stations Portuguese (1082 volunteers), South America—stations Spanish (223 volunteers), US (66 volunteers), and Europe (87 volunteers). Our SAT is complemented by service vendors.

•

Go Team. We have a special team that will be deployed right after an occurrence involving passengers, crew or third parties affect by an occurrence involving TAM aircraft. The Go Team includes a director, a SAT leader, a field investigation team (FIT) leader and other representatives from the general support, as Informatics & Telecommunication (IT) team, and security, finance, legal and maintenance departments.

•

Telephone Enquiry Center. Our telephone enquiry center is located in São Paulo, Brazil, at our call-center office and has 630 agents in Sao Paulo and 150 agents in Buenos Aires. There are 180 lines available to establish a toll free number only for family members and victims in Brazil. The number will be published at TAM’s Dark Site and by the media, and can be activated in 60 minutes in case of emergencies. Our Contact Center is complemented by service vendors to establish international toll free number with the capacity to handle 3,000 calls per hour and capability for translation of over 140 languages.

•

Notification to families: In accordance with IAC 200-1001 (Brazil), TAM is responsible for notifying families within 3 hours aftermath of an aircraft accident or incident. Where the local government assumes the responsibility for the initial contact with the family of a passenger, TAM carrier will be responsible for the interface with the government agency involved.

•

Logistic Area. Immediately after an accident or a serious incident the CMC will deploy the Family Assistance Team to assist families and victims to establish a Family Assistance Center (FAC) in a hotel or similar near to the crash site. In order to support logistics issues with various sources of communications with the families and victims, TAM will also establish a Family Assistance Back Office in Sao Paolo and they will be in charge of logistics management in cooperation with FAC.

•	Personnel Effects: TAM has contract with service vendor to provide property recovery and restoration, and disaster mortuary services.

•

Aircraft Recovery: TAM has used the Recovery Kit since 2008, which is certificated by International Airlines Technical Poll (IATP). The agreement signed with the IATP provides that all member airlines may use the TAM´s equipment and staff in the region. The equipment is applied to any type of aircraft (including A380).

Flight Data Monitoring

The Flight Data Monitoring Area is responsible for the maintenance and administration of recorded flight data and safety-related databases and software.

Flight Operations Quality Assurance—“FOQA”

Since May 2002, TAM has utilized a Flight Data Monitoring (“FDM”) program. The FDM program is fully developed for the A320-Family Aircraft, A330, Boeing B767 and B777 fleet. The statistical information obtained produces recommended standard operational procedure changes and other safety-related measures. We have started the development of a maintenance variation for the same aircraft types which will monitor the engines, flight controls and general performance of the airplanes.

Maintenance Safety Coordinator

The Maintenance Safety Area oversees our maintenance safety measures and investigates maintenance-related incidents using the Maintenance Error Decision Aid (“MEDA”) methodology.

Cabin Safety Coordinator

The cabin safety area coordinator is responsible for managing the safety of aircraft cabins, cabin safety investigations, cabin passengers and flight attendants.

Investigation & Safety Information Management Coordinator

All information regarding safety-related incidents is entered into dedicated software, where it is analyzed according to potential risk. Important incidents are investigated thoroughly. Each particular incident requiring corrective actions is addressed accordingly with the assistance of the corporate operational safety directory.

ASR—Aviation Safety Report Coordinator

The Aviation Safety Report (“ASR”), catalogues all confidential safety reports submitted by employees of the company. The ASR is an important tool for accident prevention. The management of the ASR system through the Aviation Quality Database (“AQD”) allows for the sharing of information and facilitates corrective actions by the Company). This system includes features to classify risk reports for management.

All ASR reporting is subjected to the following basic process within the AQD:

•	Analysis of facts and risks involved;

•	Issue relevant to the sector analysis and response;

•	Issuance of Note—Recommendation and / or Safety Bulletin;

•	Response to the author (if identified) attaching a copy of the ASR process.

Mandatory Occurrence and Mandatory Reports Coordinator

The Authority Operational Policy manual defines the incidents and occurrences that require mandatory reporting. Those reports are created by the Safety Department of the Company.

LOSA—Line Operations Safety Audit Coordinator

This program was recognized by the International Civil Aviation Organization (“ICAO”) ( and National Civil Aviation Agency—Brazil (“ANAC”) as a necessary tool to protect passengers and employees.

The implementation of this program has been used to improve flight safety in the Company, by recording behaviors observed during normal flights for experienced pilots and through the preparation of a mandatory checklist (form) developed by experienced pilots familiar with the program. Observations by the Threat and Error Management (“TEM”) may even propose appropriate changes to the system and processes.

MAS—Maintenance Assessment Survey Coordinator

This program is similar to the LOSA program, applied to the mechanics of the aircraft, following a methodology known as the Maintenance Climate Assessment Survey (“MCAS”) which is utilized by the Department of Defense (United States Government), as in other Brazilian and international airlines, with the goal of improving processes and system based on assessments of human behavior in maintenance activities.

Airport infrastructure, Air traffic control and Ground Handling Coordinator

This area of the Company is responsible for identifying and analyzing risks related to Airports, and ATC and Ground handling. This area of the Company utilizes tools such as: Airport Surveys, ASR, FOQA Analysis, accident and Incident Investigations to develop ways to reduce risk to acceptable levels.

Other Safety and Security Procedures

In addition the specific policies discussed above, LATAM maintains various other internal divisions and employees specifically designated to manage safety planning and maintenance, investigation, data collection and reporting regarding safety related events.

Fuel Supplies

Fuel costs comprise the single largest category of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2012 pro forma total fuel costs represented 36.3% of our total pro forma operating expenses. The into-wing (average fuel price plus taxes and transportation costs) price for 2012, on a pro forma basis, was US$3.69 per gallon, representing a 9.7% increase from the 2011 pro forma average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31, (1)
	2012 LATAM (Pro forma)	2011 LATAM (Pro forma)	2010 LAN (Actual)
Fuel consumption (thousands of gallons)	1,295,099.9	1,261,045.4	501,098.2
ASKs Equivalent (millions)	212,932.4	207,444.2	91,078.4
Fuel consumption (thousands of gallons) per ASK Equivalent (millions)	60.8	60.8	55.0
Total fuel costs (US$ thousands)	4,780,289	4,244,817	1,161,927
Cost per gallon (US$)	3.69	3.37	2.32
Total fuel costs as a percentage of total operating expenses	36.26%	34.51%	29.79%

(1)

Information provided for the Company as of December 31, 2010 includes LAN Cargo operations, but do not include operating statistics of TAM for such period. Information provided for the Company as of December 31, 2012 and December 31, 2011 has been presented on a pro forma basis and includes pro forma operating statistics for LAN and TAM’s respective cargo operations during such periods. See “Item 5. Operating and Financial Review and Prospects—Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (Pro forma) compared to year ended December 31, 2011 (Pro forma)” for our pro forma operating revenues for the years ended December 31, 2012 and 2011 which totaled US$13,005.7 million and $13,028.3 million, respectively.

Our fuel supply arrangements vary by airport and are distributed on 26 providers, but are mainly concentrated in Brazil (46.3%), Chile (12.4%) and Perú (8.3%). During 2012, we negotiated our fuel supply in several major European, North American and South American airports, including Brazil. We renegotiated our entire fuel supply in Brazil and closed a long term contract with the main suppliers in this market (Raizen 77% and Petrobras 33%). We also signed a long term contract with Terpel in Colombia and a contract with Petroperú and Exxon in Lima. In North America our main airports are Miami and New York, where we signed contracts with WFS and Air BP respectively.In all of these negotiations, we used the joint volume of LATAM to capture benefits related to volume discounts and price alignments.

In others countries as Chile, Argentina, Ecuador, Mexico, Paraguay, Uruguay, we continued working with our current suppliers (including Copec, YPF, Exxon, Shell, and Petroecuador) regarding our fuel supply arrangements in these countries and many of these supply agreements will be negotiated during 2013.

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

We also operate significant ground facilities and services through TAM’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2013, we will inaugurate two new facilities for ground handling equipment maintenance and repair at São Paulo’s Guarulhos Airport with 9,000 m² and at Rio de Janeiro’s Galeão Airport with 4,000 m².

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities, including revenue from aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, from tours, from duty-free in-flight sales, from other maintenance, storage and customs, handling and activities and, since June 23, 2012, revenues of Multiplus. In 2012, LATAM generated other revenues of US$220.2 million from ancillary activities.

Insurance

We maintain insurance policies as required by law and in accordance with the terms of all aircraft leasing agreements which LATAM and their affiliates and subsidiaries may own or we are responsible for or operate, including TAM and its affiliates and subsidiaries. The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground. Our current policies, which are in force through April 1, 2013 and are renewed annually, follow the best practices adopted by the international civil aviation industry.

We have negotiated common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, together with IAG Group (British Airways, Iberia and their affiliates and franchises), which allows us to obtain premium reductions and coverage improvements. We also maintain insurance in respect of the assets against the risk of theft, fire, flood, electrical damage and similar events for equipment and buildings we own or for which we are responsible, including airport areas where we have operations. Similarly, we have contracted for vehicle insurance against the risk of robbery, theft, fire and civil liability against third parties for all vehicles we own or for which we are responsible.

Information Technology

General

We use information technology in almost every aspect of our business.

Passenger Service System

Our reservations, departure control (check-in), inventory, flight planning and baggage tracing systems (“Passenger Service Systems, or “PSS”) are operated by Sabre, and SITA, and we operate our internal systems from two data center facilities in Santiago, Chile. In 2006, we implemented a Disaster Recovery Plan between those two sites in order to ensure the functionality of our critical systems, with a recovery time objective of four days. The line of business infrastructure currently has an average recovery time of two hours for 80% of our systems and two days for the remaining 20%. In 2012, we completed a significant “HOST” change from multiple legacy applications to implement a single supplier (Sabre) for our PSS, which contains the reservation, inventory and departure controls for LATAM Airlines Group.

Third-party suppliers provide us with the following technical infrastructure elements:

•	wide-area data network (provided mainly by SITA and Telefónica); and

•	data centers and desktop operations and support (provided by Accenture and HP).

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

Between 2010 and 2012, LAN upgraded its IT platform and optimized its solution for contingencies in case of a disaster.

Telecommunications

We have used the latest technology available with regard to our global telecommunications network. Our network has the capacity to transport voice, data, and video with the quality required by the Company, combining traditional private data channels with virtual private networks through the Internet.

Front-End Systems

We employ a strategy of encouraging and facilitating self—service alternatives for customers, through improving the functionality of the www.lan.com website as well as implementing self check-in kiosks in airports. During 2009, we deployed a new online system in order to provide the processes that our engineering, maintenance and materials areas develop, with technological solutions. This project has allowed us to establish and automate simple and integrated processes, standardize processes for the Company (including our subsidiaries and related companies), facilitate handling of materials and maintenance, make relevant information available in a full, unique and consistent way to all users, and optimize distribution and execution (planned and non planned), among other benefits.

Enterprise Resource Planning

In 2002, we purchased an enterprise resource planning (“ERP”) system from SAP. This system, which was fully implemented in the second quarter of 2004 for LAN and almost all of its subsidiaries, includes modules covering areas such as: finance, accounting, inventory management, human resources, business warehouse, as well as a user-friendly portal. We are currently working on optimizing and simplifying this system, and in leveraging it to increase the efficiency of our back-office processes.

Development and Maintenance System

With respect to new development needs, our first choice is to acquire existing packaged software, but we outsource this service when such software is not available in the market. Since early 2007, we have outsourced our IT system development to three principal vendors: TATA Consultancy Services, Everis, Accenture and Indra.

Business Initiatives

The purchase of Boeing 787 Dreamliners, Boeing’s most fuel efficient aircraft and the world’s first e-enabled airplane, has been a significant challenge for our technology processes since the airplane needs more connectivity to network, optimized hardware and software and constant support. LAN received its first Boeing 787 Dreamliner in September 2012.

Integration between LAN and TAM

Following the combination, we are undertaking a project to unify the IT applications of LAN and TAM and to develop a plan to integrate LAN and TAM´s business processes and applications. The main focus was:

•	evaluate LAN and TAM’s applications and processes

•	align IT strategy for LATAM

•	define the final application architecture for LATAM

•	define an integrated technical architecture and infrastructure as well as a model for business and technical applications maintenance

•	build the action plan, including the implementation roadmap, its phases, investments and impact on the current projects.

As a result of this roadmap, LATAM will prioritize initiatives in 2013 that are most valuable for integrating IT operations, which include:

•	ERP: Finance, procurement, budget and planning, human resources and employee internal portal

•	Aircraft Maintenance system

•	Commercial area systems: Revenue Accounting, Revenue Management and BI Commercial

•	Operations management systems: To optimize flight route and crew schedule

•	Host system strategy: To define LATAM’s host system

To implement these prioritized projects, we estimated an investment of approximately US$45.6 million.

In regards to IT central infrastructure, LATAM’s technical model was designed to support not only the implementation of LATAM’s system applications but also the implementation of integrated datacenter and telecommunications (data and voice) solutions. The integrated IT model will require investments of approximately US$13.6 million.

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

International Routes. As an airline providing services on international routes, LAN is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

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

Airfare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation. For more information, see “—Antitrust Regulation” below. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations in Chile consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least twenty days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least ten days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance.

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

Security. The DGAC establishes and supervises the implementation of security standards and regulations for the Chilean commercial aviation industry. Such standards and regulations are based on standards developed by international commercial aviation organizations. Each airline and airport in Chile must submit an aviation security handbook to the DGAC describing its security procedures for the day-to-day operations of commercial aviation and procedures for staff security training. LAN has submitted its aviation security handbook to the DGAC. Chilean airlines that operate international routes must also adopt security measures in accordance with the requirements of applicable bilateral international agreements.

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

United States of America

Aeronautical Regulation

Operations to and from the United States by non-U.S. airlines, such as LAN, are subject to Title 49 of the U.S. Code, under which the Department of Transportation (“DOT”) and the FAA exercise regulatory authority. The DOT has jurisdiction over international aviation in connection with the United States, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. The U.S. DOJ also has jurisdiction over airline competition matters under the U.S. federal antitrust laws. Flight operations between Chile and the United States by airlines licensed by either country are governed generally by the open skies air transport agreement that Chile and the United States signed in October 1997. Under the open skies agreement, there are no restrictions on the number of destinations or flights that either a U.S. or a Chilean airline may operate between the two countries or on the number of U.S. and Chilean airlines that may operate.

Authorizations and Licenses

LAN is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). LAN holds the necessary authorizations from the DOT in the form of a foreign air carrier permit, Exemption Authorizations and Statements of Authorization to conduct current operations to and from the United States. Exemptions and Statements of Authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. LAN’s foreign air carrier permit has no expiration date, while a renewal of the exemption authorization (which includes the open skies traffic rights) was timely filed and the Authority was automatically extended until such time as the DOT issues the renewal order. LAN intends to request the inclusion of the open skies rights into our foreign air carrier permit, which would eliminate our need to renew the exemption authority in the future.

The FAA is engaged in the regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. LAN currently holds FAA operations specifications under Part 129 of the FAR in compliance in all material respects with all requirements necessary to maintain in good standing of its operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if an airline fails to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

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

Brazil

Aeronautical Regulation

The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Civil Aviation Secretary, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing it activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control) (“DECEA”),which is a public secretary also subordinated to the Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially (with the exception of Guarulhos International Airport, Viracopos International Airport and Brasilia International Airport which was privatized in 2012 and are administrated by concession agreement).

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

Route Rights

The AC grants operation permits to domestic and foreign carriers that intend to operate in, from and to Colombia. In the case of Colombian airlines in order to obtain the operational permit the company must comply with the RAC and fulfill legal, economic and technical requirements, to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes, whose concession is subject to the bilateral instruments entered into by Colombia. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. As described above under “—Route Rights—Airfare Pricing Policy,” in October 1997, the Antitrust Court approved a specific self-regulatory fare plan for us consistent with the Antitrust Court’s directive to maintain a competitive environment within the domestic market.

Since October 1997, LAN Airlines S.A. and LAN Express follow a self-regulatory plan, which was modified and approved by the Tribunal de la Libre Competencia (the Competition Court) in July 2005, and further in September, 2011. In February 2010, the Fiscalía Nacional Economica (the National Economic Prosecutor’s Office) finalized the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made

As a condition to the business combination between LAN and TAM in June 2012, the antitrust authorities in Chile and in Brazil each imposed certain mitigation measures as part of their approval of the merger. Furthermore, the merger was submitted to the antitrust authorities in Germany, Italy and Spain. All these jurisdictions granted unconditional clearances for this transaction. The merger was filed with the Argentinean antitrust authorities, which approval is still pending. For more information regarding these mitigation measures please see below:

Chile

On September 21, 2011, the TDLC issued the Decision with respect to the consultation procedure initiated on January 28, 2011 in connection with the proposed combination. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

•	exchange of certain slots in the Guarulhos Airport at Săo Paulo, Brazil;

•

extension of the frequent flyer program to airlines operating or willing to operate the Santiago-Săo Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the merger;

•	execution of interline agreements with airlines operating the Santiago-Săo Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;

•	certain capacity and other transitory restrictions applicable to the Santiago-Săo Paulo route;

•	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;

•

the obligation of LATAM to renounce to one global airline alliance within 24 months from the date in which the merger becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;

•

certain restrictions on codeshare agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or GOL for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements;

•

the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Perú and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LAN;

•	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;

•	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;

•	certain restrictions regarding incentives to travel agencies;

•	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;

•	certain transitory restrictions on increasing fares in the Santiago-Săo Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and

•	engaging an independent consultant, expert in airline operations, which for 36 months, and in coordination with the FNE, will monitor and audit compliance with the conditions imposed by the Decision.

Brazil

On September 3, 2010, LAN and TAM submitted a merger filing before the Brazilian Antitrust System, composed of CADE, the SDE and the SEAE. The filing was made based on the Memorandum of Understanding, executed by the parties on August 13, 2010. As per the request of the parties, the SEAE suspended its analysis of the merger filing until the parties had taken more definitive steps with respect to the proposed combination. On October 21, 2010, the parties informed SEAE of the execution of the Instrumento Particular de Ratificaçăo de Entendimento by the parties on October 12, 2010, pursuant to which the parties agreed on a transaction structure for the proposed combination and thus requested that SEAE resume its analysis of the merger filing. SEAE issued its report approving the merger filing without any restrictions on August 11, 2011. The case was then further examined by CADE’s Reporting Commissioner, Olavo Chinaglia, for an additional four months. CADE sent information requests to LAN and TAM (Official Letter Nos. 1830/2011; 1945/2011; 2410/2011; and 2493/2011) to complement SEAE’s analysis. On December 14, 2011, the case was adjudicated in a Plenary Session, where the board of CADE approved the transaction with the following conditions: (i) LAN and TAM cannot be members of more than one global airline alliance; (ii) LAN and TAM must swap two pairs of slots at the Guarulhos Airport with one or more companies that is willing to operate non-stop flights in the Săo Paulo-Santiago route, granting the swapping companies the necessary infrastructure in the Guarulhos Airport; and (iii) LAN and TAM must publish the contents of the decision in newspapers widely sold in Brazil, and send letters to carriers that operate commercial flights from the Guarulhos Airport, informing them of the decision.

C. ORGANIZATIONAL STRUCTURE

LATAM Airlines Group is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by LAN, and by a number of different subsidiaries and affiliates, including TAM. As of February 28, 2013, in the passenger business we operated through seven main airlines: LAN, Transporte Aéreo S.A. (which does business under the name “LAN Express”), LAN Perú S.A. (“LAN Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”) and TAM Linhas Aereas S.A. (“TAM Linhas Aereas”)

As of February 28, 2013 we held a 99.90% stake in LAN Express through direct and indirect interests, a 69.98% stake in LAN Peru through direct and indirect interests, a 71.95% indirect stake in LAN Ecuador, a 94.99% indirect stake in LAN Argentina, a 98.21% indirect stake in LAN Colombia and a 100.00% of the non-voting shares of TAM and 19.42% of the voting shares of Holdco I S.A., who has the 100.00% of the voting shares of TAM. For a description of the recent combination with TAM, including TAM’s operating structure, see “Item 4. History and Development of the Company—Combination of LAN and TAM.”

Our cargo operations are carried out by our subsidiaries and affiliates, including, TAM Linhas Aereas and LAN Cargo. Our cargo operations are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”) in Colombia. As of February 28, 2013, we indirectly held a 100% of the non voting shares and a 24.99% of the voting shares of MasAir, a 100% of the non-voting shares and a 20% of the voting shares of ABSA, and an 89.90% stake in LANCO through direct and indirect participations. Following the business combination between LAN and TAM, we have coordinated the operations of ABSA and TAM Cargo in Brazil. In the cargo business, we market ourselves primarily under the LAN Cargo brand internationally and the TAM Cargo brand in Brazil.

In addition to our air transportation activities, we provide a series of ancillary services. We offer handling services, courier services and logistics, small package and express door-to-door services through LAN, TAM Linhas Aereas and various subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

From February 1, 2013, LAN Infrastructure Management and TAM Infrastructure Management will both report to the Director of Purchasing and Infrastructure of LATAM. Both LAN and TAM infrastructure management teams have worked together during 2012 regarding strategic planning for infrastructure issues for the LATAM Airlines Group.

LAN’s Property, Plant and Equipment

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

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we initially occupied a total of four floors owned by LAN. In the first half of 2005 we added three more floors to accommodate our growth requirements. These floors are also owned by LAN.In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 18,298 square feet), where some of LAN staff moved in February 2008. We have leased these additional floors since 2007, under a 5-year lease at a rate of approximately US$46,400 per month. In 2009, to respond to the Company’s growth, LAN leased two additional floors in this building (totaling 12,917 square feet). We have leased these additional floors since 2009, under a 3-year lease at a rate of approximately US$26,800 per month. In 2010, new offices were leased east of Santiago to allow for Company growth and to implement projects such as “Host,” which involves changing our system of reservations, sales, inventory and passenger check-in. We have leased these additional offices since 2010, under a 4-year lease at a rate of approximately US$35,000 per month. These additional offices add a total of 19,913 square feet to LAN’s property.

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

During 2012, we continued to invest and improve the maintance base infrastructure with the objective of having world class facilities, including new access to the base, which allows facilities access control, therefore, improves its security.

During 2013, there will be a series of infrastructure projects undertaken, the most significant of which is the construction of a north platform which allows adding 13 new A320 aircraft parking space. These works are expected to involve an investment of approximately U$5 million.

Miami Facilities

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square feet corporate building, a 380,000 square feet cargo warehouse (including a 10,000 square meter cooling area) and a 783,000 square feet aircraft-parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer, and approximately 21,528 square feet of furnished office space, which we converted from warehouse space in 2004. The rent we pay for the use of this space is approximately US$735,000 per month. We are currently negotiating with the local airport authority regarding its construction of a new hangar at the Miami International Airport, which we expect to lease from them when it is constructed.

During 2010, LAN signed a concession agreement with the AMB Property Corporation to add a new cargo warehouse for additional areas for future developments. Our concession has a duration of 5 years at a rate of approximately US$215,000 per month.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of February 28, 2013, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We leased this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business) at a rate of approximately US$18,000 per month.

In 2004, Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries that operates import customs warehouses, began utilizing an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square feet building was developed in conjunction with two other operators. We have leased these facilities from 2004 until 2013 at a rate of approximately US$200,000 per month.

We have also developed a recreational facility for our employees with Airbus’ support. The facility, denominated “Parque LAN,” is located on land that we own near the Comodoro Arturo Merino Benítez International Airport. Parque LAN includes amenities such as a gymnasium, synthetic fields for multiple uses and swimming pools.

LAN Peru’s Property, Plant and Equipment

LAN Peru has approximately 19,000 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 7,000 m2

Sales Offices: 2,000 m2

Concessions airports: 10,000 m2

During 2007, we acquired a 166,840 square feet, 15,500 m2 piece of land near the Lima airport, to host new corporate and training facilities for the Company. The training facilities for flight and cabin crews (instructor center) were completed in 2012 by CAE-Perú. These facilities have capacity for two flight simulators (Airbus A320s and Boeing 767s), modern facilities for emergency evacuation practice (including pool to practice ditching) and classrooms. Total investment in this infrastructure was just over US$4 million. In addition, in 2010 we won a private tender to lease a piece of land and hangar inside the Lima airport for our maintenance facilities, this construction was completed in 2012, and included the remodeling of an old hangar that was fully modified. The land is rented to LAN Peru for a period of 5 years, and is renewable. The new maintenance facilities have staff facilities on three floors with approximately 3,500 m² of space, a hangar with a covered area of approximately 6,500 m² (space for three Airbus A320s or one Boeing 767) plus an outplatform of approximately 3,500 m². The total investment in this infrastructure project was approximately US$4 million.

Finally, we are renting eight floors in a building and three floors in another building for our corporate facilities. We are also renting twenty three commercial offices around the country.

LAN Colombia’s Property, Plant and Equipment

LAN Colombia has approximately 27,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 4,500 m2

Sales Offices: 1,700 m2

Concessions airports: 21,300 m2

During 2012, new administrative and operational offices were created in the Logistic center (PARQUE DEL SOL) near the El Dorado airport in Bogota. The Project involved the remodeling and expansion of storage with offices and administrative space, with the capacity for more than 200 people. The investment was approximately US$1.6 million and the total area of the new offices is 1,150 m².

LAN Ecuador’s Property, Plant and Equipment

LAN Ecuador has approximately 14,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 1,600 m2

Sales Offices: 1,000 m2

Concessions airports: 11,900 m2

In Ecuador, the New Quito Airport is expected to open in February 2013 and LAN Ecuador has spent approximately US$4.5 million for facilities and infrastructure investments at this new airport. During the construction period, LAN Ecuador (and other airlines) were required to make significant investments for airport infrastructure in this new airport.

During 2012, LAN began the construction of new facilities for Andes, a company that performs ground service aircraft handling services for LAN Ecuador and acts as an airport service provider. A new facility for line maintenance and operations was also constructed. Each of these facilities is built on land concessioned by QUIPORT and LAN expects the facilities to open during the first quarter of 2013. Further information regarding the size and amount of these investments is detailed in the table below:

Facilities	Ground (m2)	Constructions (m2)	Pavements (m2)	Investment (US$)
ANDES	4,000	3,134	1,800	2,500,000
MAINTENANCE	15,167	1,300	6,200	2,000,000

LAN Argentina’s Property, Plant and Equipment

In March 2009, we began the construction of a new maintenance base in Argentina with a new hangar of 26,900 square feet with 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet. This project involves an investment of approximately US$3.2 million investment and was completed in 2009. This facility is meant for the parking and maintenance of A320 aircraft and it’s capable of providing full maintenance, including C-Checks.

LAN Argentina has approximately 18,000 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 6,600 m2

Sales Offices: 2,600 m2

Concessions airports: 8,700 m2

On December of 2012, LAN Argentina launched its new VIP lounge in Terminal B of the Ezeiza Airport. An area of 600 m² was built to house a modern lounge with a capability of more than 150 passengers, with areas for resting, work, entertainment, bathrooms and shower services. The total investment in this project was approximately US$ 2 million.

Sale of Real Estate

During 2012, LATAM sold two properties in Santiago. One of them is a 4,000 m2 plot of land located in Las Condes, where LAN had planned to build a new corporate building. This property was sold for UF 646,261 (approximately US$ 30 Million).

The other piece of land was located in Quilicura with approximately 14,500 m², where LAN courier services previously operated. The sale of this asset generated non-operating income of UF 298,000 (US$14 Million)

TAM’s Property Plant and Equipment

Headquarters

TAM’s main facilities are located in São Paulo, in hangars within the Congonhas Airport and nearby. At Congonhas Airport, TAM leases hangars belonging to INFRAERO (the Local Administrator Airport):

•	Hangar VII: 11,445 m² distributed in eight floors of offices with approximately 1,460 workstations, for a rental amount of approximately R$ 17,000/month.

•

Hangar VIII: 1,675 m² distributed on three floors with about 265 workstations, for a rental amount of approximately R$ 30,000/month. In 2012 TAM invested approximately R$ 1.8 million for reforms and improvement of the facilities in this hangar.

•	Hangar III: 4,007 m² distributed on two floors with about 60 workstations, for a rental amount of approximately R$ 103,000/month, used exclusively for cargo services.

The Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport, is a separate property which TAM owns, exclusively for the areas of Selection, Medical Service, Training, and Mock-ups, comprising 15,342 m² distributed in 11 floors and about 240 workstations.

Base Maintenance

At Hangars II and V in Congonhas Airport, which TAM leases for approximately R$39,510 and R$52,665 per month, TAM has 15,650 m² of offices and hangars with about 1,050 workstations. This site also houses the areas of Aircraft Maintenance, Procurement and Logistics of Aeronautical Materials, and has been receiving a retrofit since 2008 for operational improvements at a total investment amount of approximately R$ 30 million.

Other Facilities

In São Paulo, TAM has other facilities such as: Commercial Headquarters, an old Pantanal´s office area leased, located 7.0 km from Congonhas Airport, with 540 m² and about 94 workstations; Uniform Building, located 700 m from the Service Academy, with 890 m2 and about 10 workstations, exclusive use for storage and delivery of uniforms; Morumbi Office Tower located 8.0 km from Congonhas Airport, with 330 m2 area and about 85 workstations exclusive for the Financial area, Call Center Building at Rua Augusta near to Paulista with 110 m2 and about 150 workstations distributed in four floors.

Besides, in São Paulo, TAM has the offices belonging to the Group as: Multiplus Office, located in Brooklin region at 6.7 km from Congonhas Airport, with 800 m2 leased, with approximately 150 workstations; TAM Viagens Office, located in the region of Paulista 9.0 Km from Congonhas Airport, with 2,800 m2 leased distributed in 04 floors and about 265 workstations; Two Stores of TAM Viagens, at Rua Augusta with 110 m2 leased and about 10 workstations and at Shopping SP Market with 50 m2 leased and about 05 workstations.

In Guarulhos, TAM has a total area of approximately 12,894 m2 distributed in the Passenger Terminal, Operational Areas such as Check-in, Ticket Sales, Check Out, Operations Areas, VIP Lounges, Aircraft Maintenance, GSE, Cargo Terminal, Distribution Centers, etc. The Cargo Terminal has 164 m2 of office and 15,000 m2 of open area. The Distribution Centre Supplies has 3,030 m2. We have a VIP Lounge recently opened in October 2012 with 540 m2, with capacity for 174 seats located in Terminal 2, and 02 other VIP Lounges with 280 m2 and 120 m2.

In Brazil, TAM has a total of 45 online sites and 10 offline/chartering/high season sites, located in the capitals and main cities of the country, composing 78,772 m2 of areas in Airports, Aircraft Maintenance, GSE, Hangars, Cargo Terminals, Commercial Offices, etc. TAM also has 133 franchised stores of TAM Viagens through Brazil.

Abroad, TAM has a total of 30 sites in 6,300 m², including 10 online sites and three offline/chartering/high season sites located in Latin America (except Brazil) with an area of 3,500 m², five online sites and one offline site in Central and North America with an area of 1,000 m², five online sites and three offline sites in Europe and three offline sites in Asia with a total area of 1,800 m².

New Headquarters

TAM has a project for New Headquarters with an area of 5,066 m², of which two and one-third floors are leased, with a forecast space for 690 workstations. The New Headquarters will be located at the Tower Bridge Building, located in Brooklin region, approximately 6.7 km from Congonhas Airport. TAM expects to take occupancy of the New Headquarters in June 2013 and has expended a total investment of approximately R$6.0 million in this project.

New Facilities

TAM has several projects for new facilities in 2013, the most significant of which are a new cargo terminal in Manaus that will integrate the operations of ABSA and TAM Cargo in the city, with a cargo space of about 4,700 m²; construction of a new ground support equipment (“GSE”) area in Guarulhos with an area of approximately 19,202 m², new construction of GSE area in Florianópolis with an area of approximately 400 m²; new construction of GSE area in Vitória with 255 m² and the new distribution center for supplies in Guarulhos, with an area of approximately 3,035 m². In total, TAM expects to expend approximately R$30 million on these projects in 2013.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report. As a result of the combination of LAN and TAM on June 22, 2012, the discussion of LATAM’s results of operations below includes: (i) a discussion of LATAM’s consolidated results for the year ended December 31, 2012, which includes the consolidated results of TAM from June 23, 2012, as compared to the year ended December 31, 2011, which consists of LAN’s historical audited consolidated results, (ii) a supplementary discussion of the unaudited pro forma results of LATAM Airlines Group for the years ended December 31, 2012 and December 31, 2011, prepared for illustrative purposes only, to present a discussion of LATAM’s results on a consolidated basis and giving effect to the combination with TAM as if it had occurred on January 1, 2011 and (iii) a discussion of LATAM’s consolidated results for the year ended December 31, 2011 as compared to the year ended December 31, 2010, which represent LAN’s historical audited consolidated results, for both periods.

Overview

The principal and most distinctive aspect of our business model is the way in which we integrate our passenger and cargo activities. Our sophisticated service-oriented approach to combining passenger and cargo traffic enables us to better utilize our aircraft, reduce our break-even load factors on passenger flights, and diversify our revenue streams. Furthermore, the geographically diversified nature of our passenger and cargo networks provides additional diversification in our operations and reduces exposure to any single market. These benefits have helped us maintain profitability and expand our operations, despite volatile macroeconomic conditions and various external shocks that have affected the airline industry over the years.

Approximately 98% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from tour operator services, aircraft leases, on-board sales, third-party maintenance, ground handling and customs and storage brokerage operations.

In June 2012, LATAM Airlines Group was formed through the business combination of LAN and TAM. During the second half of 2012, LATAM began the integration of LAN and TAM’s business units and the transformation necessary to achieve the expected merger synergies, implementing adjustments to commercial practices and aligning operations and processes in its international and domestic passenger operations in Brazil. For the year ended December 31, 2012, LATAM had incurred approximately $59.2 million in one-time direct costs relating to the business combination and transition and integration costs on a pro forma basis. Although in the short term the Company’s results are expected to be impacted by these transition and integration costs, the Company expects to achieve increased operating income in the long-term as a result of substantial synergies between these two businesses. See “Item 4. Information on the Company—History and Development of the Company—Combination of LAN and TAM.”

Our operating environment in 2012 was marked by continued growth in passenger operations, but reduced cargo demand. During 2012, passenger demand continued to be strong in most of South America and on international routes, as reflected in LATAM’s strong traffic growth and high load factors. In the cargo business, although we continue to face a challenging scenario due to a slowdown in world trade momentum, and a decline in demand on routes to Latin America (especially to Brazil), demand remains strong on northbound routes. Export volumes from Chile have also recovered, partly driven by the gradual resurgence of salmon exports. Weaker cargo markets globally have driven additional competition to South America, especially Brazil, and have also resulted in higher competitive activity within the region. However, changes in competitive conditions in specific markets still generate opportunities for us to expand.

Our operating expenses in 2012 were impacted by fuel price increases, the depreciation of local currencies, especially the Brazilian real, and one-time costs related to the business combination of LAN and TAM in June 2012, as well as ongoing expenses relating to the development of LAN Colombia’s operations. Fuel prices have risen consistently since 2002, reaching historically record high levels in mid-2008, and have generated significant cost pressures. In 2012, our average cost for fuel increased 96.3% as compared to 2011 (9.7% increase on a pro forma basis). The Company continues to manage higher fuel prices through its fuel surcharge policy and financial hedging strategy, as well as tactical capacity adjustments on certain routes. Our results for the period between 2010 and 2012 reflect our strategy in recent years to expand and diversify our revenue base while maintaining an efficient cost base. We have aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of our revenue base. This process includes the business combination with TAM and the ongoing expansion of our domestic passenger operations in Chile, Peru, Argentina, Ecuador, Colombia and Brazil. As a result, we have significantly increased our passenger capacity and redeployed our assets in response to specific opportunities. In the cargo business, we have adjusted our routes and our capacity mix to adapt to changing cargo flows and we have expanded cargo operations within the region and on long haul routes to take advantage of existing opportunities. We have also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled us to maintain a solid market position and to develop new mechanisms to sustain profitability despite facing many challenges in recent years, including unprecedented high fuel prices during 2008, the negative effects of the global economic crisis during 2009, natural disasters such as the earthquake and volcano eruption in Chile during 2010 and 2011, respectively and one-time costs related to the business combination between LAN and TAM and the increase of the Chilean corporate tax rate from 17% to 20% during 2012. Notwithstanding these challenges, our net income amounted to US$336.5 million in 2008, US$231.1 million in 2009, US$419.7 million in 2010, US$320.2 million in 2011 and US$11.0 million in 2012. On a pro forma basis, LATAM experienced a net loss of US$419.0 million for the year ended December 31, 2012.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers, or ASKs, which represents the number of seats we make available for sale, multiplied by the kilometers flown. We measure traffic in revenue passenger kilometers, or RPKs, as the number of passengers on our flights multiplied by the number of kilometers flown. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Finally, we use yield, or revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—Selected Financial Data.” The following discussion of revenue drivers in our passenger operations is based on our unaudited pro forma operating results for 2012 and 2011 where specified.

Passenger demand has grown over the past years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2010 and 2012. In 2012, LATAM’s passenger traffic increased 7.7% (on a pro forma basis) as measured in RPKs. LATAM’s traffic growth during 2012 was also based on a capacity expansion plan driven by the net delivery of 15 new passenger aircraft during the year. In 2012, LATAM’s passenger capacity increased 4.6% as measured in ASKs (on a pro forma basis) which focused mainly on domestic routes, regional routes within Latin America and long haul routes to the United States, whereas in Brazil LATAM reduced its capacity by 1.0% during the year. Although demand in Brazil softened during 2012, the Brazilian domestic market is operating with capacity discipline, providing the basis for improved profitability in that market. During 2012, the combined yield for the international and domestic passenger businesses (a 6.3% decrease on a pro forma basis), reflecting a more challenging environment due to our transition into a consolidated operating company (LATAM Airlines Group) following the combination of LAN and TAM, the depressed demand in our Brazilian domestic operations and the depreciation of local currencies, especially the Brazilian real.

Competitive activity on both our domestic and international passenger routes has also varied over the last several years. On our international routes, competition has gradually increased as both incumbent and new competitors expanded their operations. Nevertheless, we have maintained our market share in most of our international markets since 2005 and have gradually increased our presence in international routes. We also have increased our domestic operations, initiating operations in Ecuador in April 2009, in Colombia in 2010 and in Brazil in 2012 following the business combination between LAN and TAM.

As a result of the above factors, LATAM’s combined international and domestic passenger pro forma revenues increased 1.0% in 2012 to US$11,065.9 million, representing 83.4% of the Company’s total pro forma annual revenues for 2012. Passenger revenues as reported increased 99.0% in 2012, resulting from an as reported increase of 94.4% in traffic, and capacity increase of 93.8% in 2012. The increase in as reported revenue, traffic and capacity is primarily due to the business combination between LAN and TAM on June 22, 2012.

In 2012, LATAM’s combined international and domestic passenger pro forma revenues increased 1.0% to US$11,065.9 million, representing 83.4% of the Company’s total pro forma annual revenues for 2012.

Passenger revenues as reported increased 99.0% as traffic increased 94.4%, and capacity increased 93.8%. The increase in passenger figures is mainly explained by the business combination between LAN and TAM on June 22, 2012.

Overall, despite adverse and uncontrollable factors during 2010, 2011 and 2012, such as fuel price increases and natural disasters, our broad passenger networks and flexibility to manage capacity have provided us with opportunities to advance on our strategic development plans and expand our operations during this period. We addressed these challenges by taking advantage of our integrated business model, efficient operations, continued customer focus, and flexible capacity management. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to operations to the South Pacific, Europe and the United States, as well as to specific regional routes. We also shifted capacity among our routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to our itineraries were also implemented in order to improve connectivity between our operations and those of our partners.

We continue to enhance our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima that enables us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogotá, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007, we began direct service between Lima and Madrid and in July 2010, we launched four weekly frequencies between Lima and San Francisco, with connections from Sao Paulo, Santiago and Buenos Aires. During 2012, because of the weak economic situation in Europe, LATAM reduced capacity to that region and increased frequencies to the United States, including a new LAN Colombia route from Bogotá-Miami and a new TAM route from Rio de Janeiro-Orlando, in order to promote Miami as a getaway from Latin America to the United States.

Cargo Operations

Our cargo operations depend on exports from and imports to South America and are, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are also affected by our capacity, traffic, load factors and yield. Our capacity is measured in terms of available ton kilometers, or ATKs, which represents the number of tons available for the transportation of cargo, multiplied by the kilometers flown. We measure traffic in revenue ton kilometers, or RTKs, as the amount of cargo loads (measured in tons) multiplied by the number of kilometers flown. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers. Finally, we use yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo one kilometer. See “Item 3. Key Information—Selected Financial Data.” The following discussion of revenue drivers in our cargo operations including changes in capacity, traffic, load factors and yields, is based on our unaudited pro forma operating results for 2012 and 2011 where specified.

We operate in many of the major import and export markets in South America. In particular, in 2012, the agreements implemented relative to the TAM’s cargo network in Brazil significantly expanded our cargo capacity and route coverage. At the end of 2012, this additional cargo capacity represented approximately 32% of all LATAM Cargo capacity. In addition to providing additional cargo routes within Brazil, the combination of LAN and TAM also provided additional international destinations, including Milan, Paris and London.

The relative size of inbound and outbound flows to a particular market or route is a key element in cargo operations, as the unidirectional nature of freight flows requires airlines to create routes that combine origin-destination pairs that feature complementary freight flows. Changes in macroeconomic conditions may lead to major fluctuations in cargo flows to and from Latin America, therefore requiring continuous route and capacity adjustments.

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. The flexibility that our integrated business model allows based on adaptation to changes in market trends was key for LATAM’s operations in 2009, when the business was affected by the contraction of import and export markets in response to the global economic crisis and continued contraction in salmon exports from Chile as a result of an outbreak of the ISA virus during 2007. LATAM received two Boeing 777 freighters in 2009, at a time where there was a decrease in demand in cargo operations. These aircraft were utilized to increase capacity, mainly on routes between South America and Europe and to expand LATAM’s cargo coverage beyond the region and strengthen its cargo services to Europe. As the economy started to recover at the end of 2009, LATAM was able to take advantage of the new capacity and growth opportunities in various markets in 2010 and 2011. Accordingly, the cargo business played an important role in driving LATAM’s revenue growth in 2010 and 2011. In 2012, however, a slowdown in world macroeconomic conditions significantly impacted cargo volumes, specifically in Europe and Asia. This slowdown also affected South America, mainly in the southbound routes where LATAM Cargo carries imports of value added goods into Brazil. This weak macroeconomic environment also brought new competition to the region during 2012, with airlines carriers such as Emirates and Cargo Lux, increasing the available capacity in the region and adding pressure to cargo yields.

As a result of these factors, pro forma cargo traffic decreased by 2.4% between 2011 and 2012. This decrease was broadly in line with the 1.5% decrease international air cargo traffic and the 1.2% decline in Latin American cargo traffic in 2012. Yields (on a pro forma basis) decreased 3.9% compared to 2011, reflecting not only the decline in demand on routes to Latin America, especially Brazil, but also increased competitive pressures from regional and international cargo carriers. In response to these conditions, LATAM decreased its capacity by approximately 0.1%, resulting in a 1.3 point decrease in its pro forma cargo load factor to 58.7% in 2012. LATAM’s cargo operations transported 1,154 thousand tons of freight (pro forma) in 2012, a decrease of 1% as compared to the total (pro forma) freight transported in 2011.

As a result of decreased traffic and yields, LATAM’s pro forma cargo revenues decreased 6.2% to US$1,940 million in 2012, representing 14.6% of the Company’s total pro forma annual revenues in 2012.

Cargo revenues as reported increased 10.6% in 2012, resulting from a 12.0% increase in traffic, and a 24.2% increase in cargo capacity in 2012, which is primarily due to the business combination between LAN and TAM on June 22, 2012.

Cost Structure

LATAM Airlines Group’s costs are driven by the size of our operations, fuel prices, fleet costs and exchange rates. Our operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses”, as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, airdraft maintenance, and other operating expenses. The following discussion of cost drivers is based on our unaudited pro forma operating results where specified.

During 2012, LATAM’s pro forma operating expenses increased 7.2%, mainly as a result of a 9.7% increase in pro forma fuel prices, which caused an increase of 12.6% in pro forma fuel expenses (or US$535.5 million in increased fuel expenses) and contributed to the 3.7% increase in cost per ASK equivalent. In addition, fuel expenses in 2011 benefitted from the recognition of a tax credit (PIS and COFINS) in the amount of US$323 million. Excluding fuel costs, the increase in pro forma cost per ASK equivalent over this period was 1.6%. As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices and exchange rates. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. For more information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.” Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in Chilean pesos and in Brazilian reais, appreciation of these currencies against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect our results. However, this cost pressure is mitigated by the partial natural hedge between the currencies of denomination of our total operating revenues and expenses. LATAM also paid higher wages and salaries in 2012 due to a higher average headcount (on a pro forma basis, excluding the addition of TAM employees) that is consistent with the Company’s operational expansion, and the impact of the appreciation of Latin American currencies in 2012.

Commissions paid to travel and cargo agents also comprise a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. In Chile, Ecuador, Argentina, Peru and Colombia we pay 1% commission to travel agencies and agents. In Brazil, the industry standard is not to provide any commissions directly to travel agencies and agents, but airlines pay other incentives to agents in order to maintain a competitive relationship with this important sales force.

Fleet related expenses, namely aircraft rentals and depreciation are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates. Following the combination of LAN and TAM, the percentage of our fleet under operating leases increased from 34.8% in 2011 to 37.6% in 2012, increasing our aircraft rental expenses by 7.6% on a pro forma basis in 2012 and increasing our depreciation expense by 0.05% on a pro forma basis in 2012.

To manage our cost structure, we have launched various efficiency-related initiatives aimed at reducing fuel consumption and increasingly incorporating efficient aircraft into the fleet.

Higher aircraft utilization has been an important source of improved efficiency. Our utilization strategy in 2012 was coupled with the addition of new passenger routes to our network, which enabled us to leverage our human and physical assets for increased efficiency as well as increasing frequencies. In our domestic operations we have also worked consistently to improve our cost structure. The key elements of our domestic business model have focused on improving short-haul service standards, reducing sales and distribution costs through higher Internet penetration and reduced agency commission, improving turnaround time, and increasing self check-in service through web check-in and kiosks at airports.

In addition, during 2009 we began to implement LEAN, a system for improving our processes by eliminating activities that do not add value to processes (thus increasing the value of each activity and suppressing those that are superfluous), thereby allowing us to reduce costs, and increase customer satisfaction. To improve fuel efficiency, in 2009 we began a program to install winglets on LAN’s existing Boeing 767 aircraft fleet, which we continue to install as we receive new 767 aircraft. The installation of winglets on our Boeing 767 aircraft helped us to achieve average fuel efficiencies of approximately 5% per aircraft per year since implementation.

Cost of sales as reported in our financial statements increased 87.4% in 2012 as compared to 2011, mainly as a result of the business combination between LAN and TAM on June 22, 2012.

Outlook

Our long-term strategy is aimed at consolidating LATAM Airlines Group’s position as the preferred passenger and cargo airline group in South America. The creation of LATAM Airlines Group in 2012, following the combination of LAN and TAM, has created the largest airline group in Latin America, with the largest fleet and number of destinations and, we believe, superior service standards. This combination has enabled LATAM to serve all major domestic markets across Latin America and has positioned us to compete in an increasingly consolidating global airline industry.

We will continue to expand our network by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. We expect our strong brand recognition, coupled with a continuous effort to improve service standards to drive increased customer preference, ultimately leading to strong market shares in the markets we serve. Our product and service design is aimed at providing passengers and cargo customers with differentiated offerings that provide valuable solutions to the needs of each of our customer types. We also aim to have products and services that evolve together with changes in technology, market conditions and competitive actions. We plan to maintain a highly competitive cost structure by leveraging our cost-conscious culture, incorporating new technologies and practices, and by identifying and implementing cost-reduction and efficiency-related initiatives. We believe that a focus on flexibility will enable us to effectively react to changing market conditions.

Our results will be mainly determined by the expansion of our current network, the evolution of our market share in our main markets, our level of success in entering new markets, the successful combination between LAN and TAM and achievement of the expected synergies, the continued implementation of new efficiency-related programs, the continued implementation of our business model for short-haul operations, and fuel price levels.

•

We plan to increase frequencies on long-haul flights out of Chile, Peru, Ecuador, Argentina, and Brazil, expand international routes operated from Colombia, and eventually, add new destinations in the United States and Europe. We plan to reinforce our regional network through the addition of new frequencies on our current routes and the addition of new destinations. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in new markets.

•

Competitive activity in key markets has increased gradually in recent years, and we expect it to continue doing so in the future. Nevertheless, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and pricing.

•

We are also working to increase our efficiency by streamlining our support processes, reducing commercial costs, and continuing with the implementation of our domestic business model on short-haul operations. Further efficiencies should arise from economies of scale, as growth in the passenger business accompanied by controlled fixed costs will serve to reduce our fixed cost base. In both the passenger and the cargo businesses, we also expect increased efficiency as we replace older aircraft with new and more fuel-efficient Boeing 787 and Boeing 777 models and the Airbus A350, and from fuel efficiency-related initiatives such as installing winglets on the B767 fleet.

Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and manage operating expenses.

Our financial performance will also continue to be significantly affected by jet fuel prices. These prices rose significantly until mid-2008, which led to a sharp rise in our fuel expenditures, but significantly declined in 2009. During 2010 and 2011 fuel prices recovered from the 2009 decline and again rose significantly, as a result of increased demand coupled with geopolitical conflicts that affected global fuel supply. In 2012 jet fuel prices fluctuated in a stable range, having a lower impact in our fuel expenses as compared to prior years. Although we have implemented a number of strategies to mitigate the impact of the volatility of fuel prices, it is unlikely that we will be able to fully protect ourselves against the volatility of fuel costs.

Results of Operation

The discussion of LATAM Airlines Group’s financial results for the year ended December 31, 2012 (actual) compared to the year ended December 31, 2011 compares the audited consolidated results of the LATAM Airlines Group for the 2012 fiscal year (which includes TAM’s financial results from June 23, 2012) to the audited consolidated results of the LATAM Airlines Group for the 2011 fiscal year (which represents the historical results of LAN). Accordingly, the acquisition of TAM during the year ended December 31, 2012 is a significant factor affecting the comparability of the historical financial results for the 2012 and 2011 fiscal years.

The discussion of LATAM Airlines Group’s financial results for the year ended December 31, 2012 (pro forma) compared to the year ended December 31, 2011 (pro forma) below is on the basis of the LATAM Unaudited Pro Forma Financial Information. The Unaudited LATAM Pro Forma Information has been prepared using the purchase method of accounting with LAN treated as the acquirer of TAM, and giving effect to the combination as if it had been consummated on January 1, 2011. The discussion of LATAM’s results on a pro forma basis is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of LATAM would have been had the proposed combination occurred on the dates assumed, nor are the pro forma results necessarily indicative of future consolidated results of operations or consolidated financial position of LATAM.

LATAM has incurred significant costs to date associated with integrating the operations of LAN and TAM, which are reflected in the LATAM Unaudited Pro Forma Financial Information, and expects to continue to incur significant integration costs. The Unaudited LATAM Pro Forma Financial Information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the proposed combination. You should read the discussion of LATAM’s unaudited pro forma results below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Presentation of Information” and “Item 3. Key Information—Selected Financial Data.”

The discussion of LAN’s financial results for the year ended December 31, 2011 compared to the year ended December 31, 2010 compares the historical audited consolidated results of LAN for such periods.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (actual) compared to year ended December 31, 2011 (actual)

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2012 (including TAM’s results from June 23, 2012), and for LATAM Airlines Group, for the year ended December 31, 2011, which represents the historical income statement data of LAN. For certain operating data during these periods, see “Item 3. Key Information—Selected Financial Data.”

	Year Ended December 31,
	2012	2011	2012	2011	2012/2011 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	7,978.7	4,008.9	82.1	71.8	99.0
Cargo	1,743.5	1,576.5	17.9	28.2	10.6

Total operating revenues	9,722.2	5,585.4	100.0	100.0	74.1

Cost of sales	(7,642.6)	(4,078.6)	(78.6)	(73.0)	87.4
Gross margin	2,079.5	1,506.8	21.4	27.0	38.0
Other operating income	220.2	132.8	2.3	2.4	65.8
Distribution costs	(803.6)	(479.8)	(8.3)	(8.6)	67.5
Administrative expenses	(869.5)	(405.7)	(8.9)	(7.3)	114.3
Other operating expenses	(311.8)	(214.4)	(3.2)	(3.8)	45.4
Financial income	77.5	14.5	0.8	0.3	434.5
Financial costs (from non-financial activities)	(294.6)	(139.1)	(3.0)	(2.5)	111.8
Earning on investments (equity method)	1.0	0.5	0.0	0.0	100.0
Exchange rate differences	66.7	(0.3)	0.7	0.0	NN

	Year Ended December 31,
	2012	2011	2012	2011	2012/2011 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Result of indexation units	(0.0)	0.1	0.0	0.0	(100)
Negative goodwill	—	—	—	—
Other gains/(losses)	(38.8)	(33.0)	(0.4)	(0.6)	17.6

Income before income taxes	126.6	382.4	1.3	6.8	(66.9)
Income tax expense	(102.2)	(61.8)	(1.1)	(1.1)	65.4

Net income for the period	24.4	320.6	0.3	5.7	(92.4)

Income for the period attributable to the parent company’s equity holders	11.0	320.2	0.1	5.7	(96.6)

Income for the period attributable to non-controlling interests	13.4	0.4	0.1	0.0	NN

Net income for the period	24.4	320.6	0.3	5.7	(92.4)

Earnings per share
Basic earnings per share (US$)	0.0266	0.9434			(97.2)
Diluted earnings per share (US$)	0.0266	0.9426			(97.2)

Net Income

Net income for the period decreased 92.4% from US$320.6 million in 2011 to US$24.4 million in 2012. Net income attributable to the parent company’s equity holders decreased 96.6% from US$320.2 million in 2011 to US$11.0 million in 2012. Results for the 2012 year were negatively impacted by a net loss of US$45.2 million related to the business combination with TAM and integration costs of US$47.0 million, due to the combination of LAN and TAM on June 22, 2012. In addition, LATAM recorded an accounting charge of US$70.4 million related to the increase in the Chilean corporate tax rate from 17% to 20% during 2012.

Our total operating revenues increased 74.1% during 2012, reflecting the consolidation of TAM’s revenues from June 23, 2012, as well as solid demand trends in our passenger business. The 2012 increase in operating revenues was attributable to a 99.0% increase in passenger revenues, and a 10.6% in cargo revenues. Passenger and cargo revenues accounted for 82% and 18% of total operating revenues in 2012, respectively.

Passenger traffic and capacity in 2012 increased significantly following the consolidation of TAM’s domestic and international operations. Other capacity increases were mainly focused on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States, and were partially offset by decreased capacity on Brazilian domestic routes.

Operating expenses also increased as a result of our increased operations (including a larger fleet) following the combination with TAM on June 22, 2012.

Operating Revenues

Operating revenues in 2012 totaled US$9,722.2 million, a 74.1% increase as compared to total operating revenues of US$5,585.4 million in 2011. Our consolidated passenger revenues increased 99.0% to US$7,978.7 million in 2012 from US$4,008.9 million in 2011, primarily as a result of the consolidation of TAM’s revenue from June 23, 2012. These consolidated revenues incorporate US$3,449.6 million as a result of the business combination with TAM. Excluding this effect, the increase in passenger revenues is mainly attributable to an increase of 12.0% in passenger capacity, as measured in ASKs, and a 0.9% increase in unit revenue per ASK.

Cargo revenues increased 10.6%, to US$1,743.5 million in 2012 from US$1,576.5 million in 2011, also as a result of the consolidation of TAM’s cargo revenues from June 23, 2012. These consolidated Cargo revenues incorporate US$195.8 million as a result of the combination with TAM. Excluding this effect, cargo revenues decreased 1.8%

Other operating revenues also increased in 2012 by US$87.4 million, from US$132.8 million to US$220.2 million, due primarily to the sale of two properties owned by Inmobiliaria Aeronautica S.A. an affiliate of LATAM, and the sale of a Boeing 767-200 and three Airbus A318s. As a result of the combination with TAM, US$50.4 million in other operating revenue relating to TAM has been included in our consolidated results.

Cost of Sales

Cost of sales in 2012 totaled US$7,642.6 million, representing an 87.4% increase as compared to cost of sales of US$4,078.6 million in 2011, mainly as a result of increased operations due to the consolidation of TAM’s costs from June 23, 2012. As a percentage of total revenues, cost of sales increased from 73.0% in 2011 to 78.6 % in 2012.

The increase in cost of sales was driven by higher aircraft fuel expenses, which totaled US$3,434.6 million in 2012, a 96.3% increase as compared to aircraft fuel expenses of US$1,750.1 million in 2011. Fuel expenses increased mainly due to a 68.7% increase in consumption related to the incorporation of TAM’s operations from June 23, 2012. Excluding this effect, the increase reflects a rise of 7.4% in prices and 6.1% in consumption. In addition, LATAM recognized a net loss of US$1.8 million in fuel hedging, compared to the gain of US$39.9 million in 2011.

Depreciation and amortization increased by US$388.4 million of which US$318.1 million is due to the combination with TAM. This represents an increase of 94.0% mainly due to the incorporation in 2012 under property, plant and equipment of all of TAM’s fleet (including new TAM fleet deliveries in 2012). Excluding this effect, the increase was mainly due to the addition to the LAN fleet of three Airbus A319 aircraft, seven A320 Airbus aircraft, nine Boeing 767 aircraft, three Boeing 787 aircraft, four Boeing 777 aircraft and two Boeing 777F aircraft during 2012.

Other rental and landing fees increased by US$381.0 million, of which US$334.5 million was as a result of the combination with TAM. Excluding this effect, the increase is largely due to higher charter aircraft rentals and aeronautical charges and handling fees, in line with the increase in the size of the LAN fleet during the year detailed above. This increase was partially offset by lower costs of aviation insurance.

Aircraft maintenance expenses increased by 63.2%, from US$182.4 million in 2011 to US$297.6 million in 2012, with US$77 million due to the combination with TAM. Excluding this effect, the increase is due to the increase in the size of the LAN fleet during the year detailed above.

Aircraft rentals increased by US$138.8 million, primarily due to an increase of US$133.5 million in aircraft rentals as a result of the combination with TAM. In addition, LATAM newly leased four Airbus A320 aircraft. This increase is partially offset by the return of three Boeing 737s and two Boeing 767s.

Passenger service expenses increased by 76.3%, to US$239.8 million in 2012 compared to US$136.0 million in 2011. This increase was primarily due to the effect of the combination with TAM, which added US$92.1 million to the passenger service expenses. Excluding this effect, the increase is primarily due to a 16.4% increase in the number of passengers transported, partially offset by lower passenger compensation payments.

As a result of the above, gross margin increased 38.0% from US$1,506.8 million in 2011 to US$2,079.5 million in 2012, as increases in total revenues in 2012 following the combination of LAN and TAM were greater than the increased costs of sales associated with the consolidation of TAM’s operations.

Other Consolidated Results

Other operating income increased in 2012 by US$87.4 million, from US$132.8 million to US$220.2 million, due primarily to the sale of two properties owned by Inmobiliaria Aeronautica S.A. and the sale of a Boeing 767-200 and three Airbus A318s, which together amounted to approximately US$29 million. As a result of the combination with TAM, US$50.4 million in other operating revenue relating to TAM has been included in our consolidated results.

Financial income increased to US$77.5 million in 2012 from US$14.5 million in 2011, due to a higher average cash balance during the period, following the consolidation of TAM’s results from June 23, 2012.

Distribution costs increased 67.5% from US$479.8 million in 2011 to US$803.6 million in 2011, as a result of the consolidation of TAM’s results from June 23, 2012.

Administrative expenses increased 114.3% from US$405.7 million in 2011 to US$869.5 million in 2012, due to the higher number of employees following the combination of LAN and TAM in 2012.

Other operating expenses increased 45.4% from US$214.4 million in 2011 to US$311.8 million in 2012, as a result of higher sales costs, advertising and marketing expenses and costs related to tours and travel services, related to the integration of TAM’s operations from June 23, 2012.

Financial costs (from non-financial activities) increased by 111.8% to US$294.6 million in 2012 from US$139.1 million in 2011 due to higher average long-term debt related to fleet financing mainly related to the consolidation of TAM’s fleet.

Exchange rate differences increased from an expense of US$0.3 million in 2011 to a gain of US$66.6 million in 2012. The 2012 amount is primarily due to the consolidation of TAM operations from June 23, 2012, which are substantially conducted in Brazilian reais.

Under other gains (losses), the Company recorded a net loss of US$38.8 million in 2012, mainly due to aircraft sale and redelivery costs.

Income tax expenses increased by 65.4%, totaling US$102.2 million in 2012 as compared to US$61.8 million in 2011. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to our audited consolidated financial statements.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (Pro forma) compared to year ended December 31, 2011 (Pro forma)

The following table sets forth certain pro forma income statement data for LATAM Airlines Group. See “—Pro Forma Adjustments” for further information. For certain operating data during these periods, see “Item 3. Key Information—Selected Financial Data—LATAM Pro Forma Financial Information.”

	Year Ended December 31,
	(on a Pro Forma Basis)
	2012	2011	2012	2011	2012/2011
	(in millions of US$, except per share and capital stock data)		As a percentage of total operating revenues		% change
Operating Revenues
Passenger	11,066.0	10,960.7	85.1	84.1	1.0
Cargo	1,939.8	2,067.6	14.9	15.9	(6.2)

Total Operating revenues	13,005.7	13,028.3	100.0	100.0	(0.2)

Cost of sales	(10,564.8)	(9,891.1)	(81.2)	(75.9)	6.8
Gross Margin	2,440.9	3,137.2	18.8	24.1	(22.2)
Other operating income	265.4	283.0	2.0	2.2	(6.2)
Distribution costs	(1,059.7)	(1,020.2)	(8.1)	(7.8)	3.9
Administrative expenses	(1,139.0)	(1,043.7)	(8.8)	(8.0)	9.1
Other operating expenses	(364.5)	(318.8)	(2.8)	(2.4)	14.3
Other gains/(losses)	(20.0)	(3.7)	(0.2)	(0.0)	444.8
Financial income	117.2	160.6	0.9	1.2	(27.0)
Financial costs (from non-financial activities)	(444.2)	(452.6)	(3.4)	(3.5)	(1.9)
Earning on investments (equity method)	1.0	0.5	0.0	0.0	112.2
Exchange rate differences	(290.1)	(555.5)	(2.2)	(4.3)	(47.8)
Result of indexation units	(0.0)	0.1	(0.0)	0.0	(117.1)

Income (loss) before taxes	(493.0)	186.9	(3.8)	1.4	(363.7)
Income tax expense	74.0	(77.3)	0.6	(0.6)	(195.7)

Net income (loss) for the year	(419.0)	109.6	(3.2)	0.8	(482.3)

Income (loss) for the period attributable to the parent company’s equity holders	(445.4)	49.8	(3.4)	0.4	(994.4)
Income for the period attributable to non-controlling interests	26.5	59.8	0.2	0.5	(55.8)

Net income for the year	(419.0)	109.6	(3.2)	0.8	(482.3)

Earnings per share
Average number of Shares	476,293,870	474,543,664
Basic earnings per share (US$)	(0.93518)	0.10494
Diluted earnings per share(US$)	(0.93518)	0.10488

Net Income

Net income for the period decreased from US$109.6 million in 2011 to a net loss of US$419.0 million in 2012. Net income attributable to the parent company’s equity holders decreased from US$49.8 million in 2011 to a net loss of US$445.4 million in 2012. Results for the 2012 year were negatively impacted by an increase in fuel prices, a more challenging environment in the cargo business, the depreciation of the Brazilian real, and costs relating to the ongoing developement of LAN Colombia’s operations. Results for 2012 also include a US$70.4 million charge related to the increase in the Chilean corporate income tax rate from 17% to 20%, as well as a US$59.2 million of one-time transaction related costs resulting from the business combination between LAN and TAM that was completed on June 22, 2012.

The total operating revenues remained flat during 2012, reflecting a challenging environment in the cargo business and the impact of the 17% depreciation of the Brazilian real in the passenger business, which offset net increases in domestic and international passenger revenues. Passenger and cargo revenues accounted for approximately 85% and 15% of total operating revenues, respectively, for the year ended December 31, 2012.

During 2012, capacity increases in our passenger operations were focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity in our domestic Brazilian operations as well as on long haul routes to Europe. Total passenger yields decreased mostly as a result of the restructuring of our operations in Brazil and the impact of the depreciation of the Brazilian real on our international and domestic Brazilian operations.

Operating expenses increased mainly due to higher fuel expenses of US$4,780.3 million in 2012, reflecting increased consumption of 2.7% and a 9.7% increase in fuel price (after hedges). The increase in fuel expenses period on period was also impacted by the recognition in 2011 of a tax credit of US$323 million. Higher aircraft maintenance expenses also impacted our operating expenses, mainly due to a larger fleet as well as increased aircraft redeliveries in 2012.

Operating Revenues

Operating revenues in 2012 totaled US$13,005.7 million, a 0.2% decrease as compared to total operating revenues of US$13,028.3 million in 2011. Our consolidated passenger revenues increased slightly to US$11,066.0 million in 2012 from US$10,960.7 million in 2011, as an increase of 2.3 percentage points in our consolidated load factor to 78.2% (resulting from a 7.8% increase in traffic which outpaced the 4.6% increase in capacity) was partially offset by a 6.3% decrease in passenger yields (from US¢11.4 to US¢10.7). Overall, unit revenues per ASK decreased 3.5%. Traffic grew as a result of a 15.7% increase in domestic traffic in LAN’s domestic markets, as well as for a 5.8% increase in domestic traffic within Brazil, and a 7.2% increase in international traffic. International traffic accounted for approximately 51.8% of our total passenger traffic during 2012.

Cargo revenues decreased 6.2%, to US$1,939.8 million in 2012 from US$2,067.6 million in 2011, mainly driven by a 3.9% decrease in yields (from US¢45.0 in 2011 to US¢43.2 in 2012), and a 2.4% decrease in traffic (from 4,598 million cargo RTKs in 2011 to 4,488 million cargo RTKs in 2012). In 2012, cargo traffic was impacted by a weak macroeconomic environment worldwide, that mainly affected imports to Brazil as well as the overall competitive environment in the region. This impact was partially offset by increasing exports from South American countries, which continued throughout the year. Cargo capacity remained virtually flat during 2012. As a consequence, load factors decreased from 59.8% in 2011 to 58.7% in 2012.

Cost of Sales

Cost of sales in 2012 totaled US$10,564.8 million, representing a 6.8% increase as compared to cost of sales of US$9,891.1 million in 2011. As a percentage of total revenues, cost of sales increased from 75.9% in 2011 to 81.2% in 2012, mainly as a result of a higher fuel expense compared to 2011 and one-time costs related to the business combination between LAN and TAM.

The increase in cost of sales was driven by higher aircraft fuel expenses, which totaled US$4,780.3 million in 2012, a 12.6% increase as compared to aircraft fuel expenses of US$4,244.8 million in 2011. Fuel expenses increased period on period as a result of the recognition of a tax credit (PIS and COFINS) during 2011, in the amount of US$323.1 million. Excluding this impact fuel expenses would have increased 4.6%, mainly driven by a 1.9% increase in fuel prices, coupled with a 2.7% increase in consumption, in line with a larger fleet due to additions to the LAN fleet detailed above. The Company also recognized a US$1.8 million fuel hedge loss in 2012 compared to a US$39.9 million fuel hedge gain in 2011.

Fuel costs comprise the single largest category of our operating expenses. Over the last few years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2012 the total fuel costs represented 36.3% of our total operating expenses. The into-wing (fuel price plus taxes and transportation costs) 2012 average final price was US$3.69 per gallon, representing a 9.7% increase from the 2011 average.

Depreciation and amortization remained flat as the effect of the incorporation in 2012 under property, plant and equipment of three new Airbus A319, seven new Airbus A320s, nine Boeing 767-300s, three Boeing 787-800, four Boeing 777-300, and two Boeing 777 freighters on our depreciation and amortization expense was offset by the retirement of 3 Airbus A318 aircraft from our fleet during 2012.

Aircraft maintenance expenses increased by 21.9%, from US$348.2 million in 2011 to US$424.4 million in 2012 mainly due to more aircraft redeliveries, which result in increased maintenance expenses for required checks prior to the return of such aircraft to lessors, as well as a larger fleet.

Aircraft rentals increased 7.6% due to the incorporation of 8 leased aircraft during the year.

Passenger service expenses totaled US$314.9 million in 2012 compared to US$336.2 million in 2011. This represented a 6.3% decrease that was driven by lower compensation to passengers, partially offset by an increase of 7.8% in the number of passenger transported.

As a result of the above, gross margin decreased 22.2% from US$3,137.2 million in 2011 to US$2,440.9 million in 2012.

Other Consolidated Results

Other operating income decreased to US$265.4 million in 2012 from US$283.0 million in 2011, mainly as a result of lower revenues from Multiplus during 2012.

Interest income decreased by 27.0% to US$117.2 million in 2012 from US$160.6 million in 2011, due to a lower average cash balance during the period.

Distribution costs increased 3.9% from US$1,020.2 million in 2011 to US$1,059.7 million in 2012. This increase was related to the 7.6% increase in the number of passengers transported, partially offset by lower commissions to agents (related to both passenger and cargo sales), which decreased 9.9% to US$417.1 million in 2012 from US$462.9 million in 2011, mainly related to lower sales in the cargo business, as well as lower cargo traffic.

Administrative expenses increased 12.0% from US$1,069.9 million in 2011 to US$1,198.1 million in 2012 due to higher wages of administrative personnel, as well as higher advertising and marketing costs.

Other operating expenses increased 14.3% from US$318.8 million in 2011 to US$364.5 million in 2012, as a result of a larger operation.

Financial costs (from non-financial activities) decreased by 1.9% to US$444.2 million in 2012 from US$452.6 million in 2011 despite a higher debt related to fleet financing in 2012, mainly due to adjustments in the fair value of some liabilities of TAM.

Exchange rate differences resulted in a loss of US$555.5 million in 2011 compared to a loss of US$290.1 million in 2012. This variation is mainly explained due to a depreciaton of the Brazilian real in 2012 compared to 2011, instead of the average appreciation of the Brazilian real in 2011 as compared to 2010.

Under other gains/(losses), the Company recorded a net loss of US$20.0 million in 2012, mainly due to aircraft sale and redelivery costs.

Income tax expenses represented a US$74.0 million benefit in 2012 as compared to an income tax expense of US$77.3 million in 2011. This increase was primarily the result of a negative pre-tax income, partially offset by an accounting charge of US$70.4 million related to the increase of the Chilean corporate tax rate from 17% to 20% in September 2012. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to our audited consolidated financial statements.

Pro Forma Adjustments

The unaudited pro forma information has been prepared using the purchase method of accounting, with LAN treated as the acquirer of TAM. Under IFRS 3, there is a maximum period of one year from the acquisition date to finalize the purchase price allocation. As of December 31, 2012, the Company has not concluded its purchase price allocation. As a result, there may be subsequent changes to the fair value of certain assets and liabilities accounted for in the business combination.

	For the year ended December 31, 2011
	(on a pro forma basis)
	LAN	TAM (a)	LATAM	Pro Forma Adjustments	Combined Condensed Pro Forma
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Operating revenues	5,585,440	7,442,845	13,028,285	0	13,028,285
Cost of sales (b,c,d,e)	(4,078,598)	(5,743,954)	(9,822,552)	(68,566)	(9,891,118)

Gross Margin	1,506,842	1,698,891	3,205,733	(68,566)	3,137,167
Other operating income	132,804	150,212	283,016	0	283,016
Distribution costs	(479,829)	(540,368)	(1,020,197)	0	(1,020,197)
Administrative expenses (f)	(405,716)	(664,140)	(1,069,856)	26,162	(1,043,694)
Other operating expenses	(214,411)	(104,371)	(318,782)	0	(318,782)
Other gains/(losses)	(33,039)	29,374	(3,665)	0	(3,665)
Financial income (g)	14,453	156,419	170,872	(10,313)	160,559
Financial costs (from non-financial activities) (g,h)	(139,077)	(295,244)	(434,321)	(18,286)	(452,607)
Earning on investments (equity method)	458	0	458	0	458
Exchange rate differences	(256)	(555,225)	(555,481)	0	(555,481)
Result of indexation units	129	0	129	0	129

Income (loss) before taxes	382,358	(124,452)	257,906	(71,003)	186,903
Income tax expense (i)	(61,789)	(42,396)	(104,185)	26,883	(77,302)
Net income (loss) for the year	320,569	(166,848)	153,721	(44,120)	109,601

Income (loss) for the period attributable to the parent company’s equity holders	320,197	(210,794)	109,403	(59,603)	49,800
Income for the period attributable to non-controlling interests	372	43,946	44,318	15,483	59,801

Net income for the year	320,569	(166,848)	153,721	(44,120)	109,601

Earnings per share(j)
Average number of Shares					474,543,664
Basic earnings per share (US$)					0.10494
Diluted earnings per share (US$)					0.10488

	For the year ended December 31, 2012
	(on a pro forma basis)
	LATAM (as reported)	TAM (a) (January 1, 2012 to June 22, 2012)	LATAM	Pro Forma Adjustments	Combined Condensed Pro Forma
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Operating revenues	9,722,189	3,283,547	13,005,736		13,005,736
Cost of sales (b,c,d,e)	(7,642,643)	(2,852,217)	(10,494,860)	(69,981)	(10,564,841)

Gross Margin	2,079,546	431,330	2,510,876	(69,981)	2,440,895
Other operating income	220,156	45,208	265,364		265,364
Distribution costs	(803,619)	(256,056)	(1,059,675)		(1,059,675)
Administrative expenses (f)	(869,504)	(328,626)	(1,198,130)	59,178	(1,138,952)
Other operating expenses	(311,753)	(52,729)	(364,482)		(364,482)
Other gains/(losses)	(38,750)	18,782	(19,968)		(19,968)
Financial income (g)	77,489	26,451	103,940	13,233	117,173
Financial costs (from non-financial activities) (g,h)	(294,598)	(147,597)	(442,195)	(2,006)	(444,201)
Earning on investments (equity method)	972	0	972		972
Exchange rate differences	66,685	(356,745)	(290,060)		(290,060)
Result of indexation units	(22)	0	(22)		(22)

Income (loss) before taxes	126,602	148,777	(493,380)	424	(492,956)
Income tax expense (i)	(102,212)	169,016	66,804	7,194	73,998
Net income (loss) for the year	24,390	317,793	(426,576)	7,618	(418,958)

Income (loss) for the period attributable to the parent company’s equity holders	10,956	304,766	(453,037)	7,618	(445,419)
Income for the period attributable to non-controlling interests	13,434	13,027	26,461		26,461

Net income for the year	24,390	317,793	(426,576)	7,618	(418,958)

Earnings per share (j)

Average number of shares					476,293,870
Basic earnings per share (US$)					(0.93518)
Diluted earnings per share (US$)					(0.93518)

The Unaudited Pro Forma Statement of Income reflects the following adjustments:

a) Exchange rate and reclassifications: TAM’s functional and presentation currency under IFRS is the Brazilian real. Solely for the purpose of preparing these pro forma adjustments, TAM’s income statements have been translated into U.S. dollars at the average exchange rate for each quarter. Furthermore, in order to conform TAM’s financial figures to LATAM’s financial statement presentation, certain reclassifications were made to TAM’s income statement.

b) Property, plant and equipment (Fleet, including finance leases): The fair value of TAM’s aircraft recorded as property, plant and equipment was decreased to reflect the fair value on the date of the business combination. As a result of this adjustment and adjustments related to changes in the method of depreciation of aircraft components, major maintenance associated with those components, useful lives and residual values, the Unaudited Pro Forma Statement of Income reflects an increase in cost of sales of US$113.5 million for the year ended December 31, 2011 and an increase of US$59.7 million for period from January 1, 2012 to June 22, 2012. The details of the differences in depreciation methods are as follows:

I.

TAM does not recognize and separately depreciate major maintenance components of aircraft and engines recorded as property, plant and equipment for which they hold power by the hour maintenance contracts; such maintenance costs are recorded as a liability in the balance sheet and expense in the statements of income as hours are flown and cycles incurred. See pro forma adjustment (e) where this provision in TAM’s statement of income is reversed. LATAM recognizes separately and depreciates all such maintenance components over their technical useful lives as measured in flight hours or cycles. The effects on depreciation of applying LATAM’s policy to TAM’s aircraft and engines recorded as property, plant and equipment are included in the pro forma adjustment noted in (b) above.

II.	The pro forma adjustments noted in (b) above include the effects of reassigning residual values to TAM’s aircraft and engines recorded as property, plant and equipment for the purposes of calculating depreciation. Such residual values have been determined based on the expected market value of each aircraft or engine at the end of its expected useful life.

III.	For the purposes of calculating the above pro forma adjustments to depreciation, the fair value of TAM’s aircraft have been separated into components using the methodology and percentage benchmarks which LATAM has developed for the purposes of depreciating its fleet of aircraft and engines.

IV.	The useful lives applied to depreciate the maintenance related components of TAM’s aircraft and engines recorded as property, plant and equipment for the purposes of the Pro Forma Statement of Income have been determined, where applicable, based on the standards used by LATAM for each specific model of aircraft and engine. The useful lives applied to non-maintenance related components have been maintained as those applied by LATAM and TAM in each of their financial statements, as these useful lives are dependent on the contractual conditions of ownership or leasing of each individual aircraft and engine.

c) Property, plant and equipment (Land and buildings): The carrying value of TAM’s land and buildings was decreased to reflect the fair value on the date of the transaction. As a result of this adjustment, the Unaudited Pro Forma Statement of Income reflects a decrease in depreciation of US$2.4 million for the year ended December 31, 2011 and a decrease of US$1.0 million for the period from January 1, 2012 to June 22, 2012.

d) Aircraft operating leases: The provision for major maintenance on TAM’s aircraft under operating leases with time & materials maintenance contracts was increased, in order to account for these maintenance costs in a manner consistent with that applied by LATAM in its consolidated financial statements. As a result of these adjustments, the Unaudited Pro Forma Statement of Income reflects an increase in cost of sales of US$53.5 million for the year ended December 31, 2011 and an increase of US$50.3 million for the period from January 1, 2012 to June 22, 2012. TAM does not establish a provision for these costs but rather records them in its statement of income when such costs are incurred. LATAM records a provision for these costs based on flight hours and cycles incurred from the date on which the aircraft is first leased and utilizes this provision as and when related major maintenance activity occurs or reimbursements are required to be made to the lessor at the end of the lease term.

e) The provision for maintenance costs relating to TAM aircraft and engines recorded as property, plant and equipment was decreased to account for these costs in a manner consistent with that applied in the LATAM consolidated financial statements. As a result of these adjustments, the Unaudited Pro Forma Statement of Income reflects a decrease in cost of sales of US$96.1 million for the year ended December 31, 2011 and a decrease of US$39.0 million for the period from January 1, 2012 to June 22, 2012. As discussed in the pro forma adjustments noted in in (b) above, LATAM’s accounting policy for aircraft and engines recorded in property plant and equipment provides for the major maintenance components of such aircraft to be designated as components within property plant and equipment and depreciated over their technical useful lives as measured in flight hours or cycles. TAM accounts for such costs for aircraft and engines under power by the hour contracts in its financial statements by creating a liability and recording the corresponding cost in its statement of income for each hour or cycle flown.

f) LAN and TAM incurred a total of US$ 26.2 million in one-time costs directly attributable to the business combination for the year ended December 31, 2011 and US$59.2 million for the year ended December 31, 2012. These costs relate primarily to fees paid to legal and other professional advisors. These non-recurring costs and the related tax effects have been eliminated in the Unaudited Pro Forma Statement of Income.

g) Hedge Accounting: The Unaudited Pro Forma Statement of Income reflects a decrease in interest income of US$10.3 million for the year ended December 31, 2011 and an increase in interest income of US$13.7 million for the period from January 1, 2012 to June 22, 2012, and an increase in interest expense of US$7.8 million for the year ended December 31, 2011 and a decrease in interest expense of US$7.6 million for the period from January 1, 2012 to June 22, 2012, to account for TAM fuel hedging costs in a manner consistent with that applied by LATAM in its consolidated financial statements. Fuel hedging contracts are not subject to hedge accounting at TAM, but LATAM accounts for these contracts under hedge accounting.

h) Financial liabilities: The difference between the fair value and the face amount of borrowings on the date of the business combination is amortized as an increase in financial costs over the remaining term of the borrowings based on their respective maturity dates. As a result of these adjustments, the Unaudited Pro Forma Statement of Income reflects higher financial costs of US$10.5 million for the year ended December 31, 2011 and US$9.7 million for the period from January 1, 2012 to June 22, 2012.

i) Income Taxes: The Unaudited Pro Forma Statement of Income reflects a decrease in income tax expense of US$26.9 million for the year ended December 31, 2011 and a decrease of US$7.2 million for the period from January 1, 2012 to June 22, 2012. These adjustments correspond to the deferred income tax effects of the purchase accounting and accounting policy adjustments to TAM’s results. The deferred income tax effects have been calculated by applying the Brazilian statutory income tax rate of 34%, and the effective tax rate of LAN to the expenses corresponding to the Company.

j) Earnings per share: Basic and diluted pro forma earnings per share have been calculated for the year ended December 31, 2012 and 2011 based on the assumption that the shares issued in order to consummate the transaction had been issued at January 1, 2011.

	For the year ended December 31,
	2012	2011
Income attributable to owners of the parent
- Basic and diluted (ThUS$)	(445,419)	49,800

Weighted average number of shares outstanding
Basic
LATAM Airlines Group S.A.	476,293,870	474,543,664

Diluted
LATAM Airlines Group S.A.	476,293,870	474,815,044

Earnings per share (US$)
- Basic	(0.93518)	0.10494
- Diluted	(0.93518)	0.10488

LAN’s Financial Results Discussion: Year ended December 31, 2011 compared to year ended December 31, 2010

The following table sets forth certain income statement data for LATAM Airlines Group for the years ended December 31, 2011 and 2010, which represents the historical audited consolidated results of LAN. For certain operating data of LAN during these periods, see “Item 3. Key Information—Selected Financial Data—LATAM’s Historical Financial Information.”

	Year Ended December 31,
	2011	2010	2011	2010	2011/2010 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	4,008.9	3,109.8	71.8	70.8	28.9
Cargo	1,576.5	1,280.7	28.2	29.2	23.1

Total operating revenues	5,585.4	4,390.5	100.0	100.0	27.2

Cost of sales	(4,078.6)	(3,012.7)	(73.0)	(68.6)	35.4
Gross margin	1,506.8	1,377.8	27.0	31.4	9.4
Other operating income	132.8	132.8	2.4	3.0	0.0
Distribution costs	(479.8)	(383.5)	(8.6)	(8.7)	25.1
Administrative expenses	(405.7)	(331.8)	(7.3)	(7.6)	22.3
Other operating expenses	(214.4)	(172.4)	(3.8)	(3.9)	24.4
Financial income	14.5	14.9	0.3	(0.3)	(2.7)
Financial costs (from non-financial activities)	(139.1)	(155.3)	(2.5)	(3.5)	(10.4)
Earning on investments (equity method)	0.5	0.1	0.0	0.0	400.0
Exchange rate differences	(0.3)	13.8	0.0	0.3	(102.2)
Result of indexation units	0.1	0.1	0.0	0.0	0.0
Negative goodwill	—	—	—	0.0	—
Other net earnings (losses)	(33.0)	5.4	(0.6)	1.0	(711.1)

Income before income taxes	382.4	502.0	6.8	11.4	(23.8)
Income tax expense	(61.8)	(81.1)	(1.1)	(1.8)	(23.8)

Net income for the period	320.6	420.9	5.7	9.6	(23.8)

Income for the period attributable to the parent company’s equity holders	320.2	419.7	5.7	9.6	(23.7)

	Year Ended December 31,
	2011	2010	2011	2010	2011/2010 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues

Income for the period attributable to non-controlling interests	0.4	1.2	0.0	0.1	(66.7)

Net income for the period	320.6	420.9	5.7	9.6	(23.8)

Earnings per share
Basic earnings per share (US$)	0.9434	1.2388
Diluted earnings per share (US$)	0.9426	1.2353

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

The total operating revenue increase during 2011 reflected solid demand trends in both passenger and cargo operations. Passenger and cargo revenues accounted for 71.8% and 28.2% of total operating revenues, respectively. Passenger yields increased mainly as a result of an increase in fuel surcharges, in line with the increase of WTI prices and the crack spread.

Passenger traffic and capacity in 2011 included LAN Colombia’s domestic and international operations. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011, mainly the cancellation of the route between Madrid and Paris in July 2011.

Operating expenses increased mainly due to higher fuel costs of US$454.7 million, reflecting increased consumption of 12.2% and a 28.8% increase in fuel price (after hedges), higher wages and salaries driven by the appreciation of Latin America currencies, and higher headcount resulting from the consolidation of LAN Colombia.

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

Domestic passenger revenues in Chile, Peru, Argentina, Ecuador and Colombia, which accounted for approximately 39% of our total passenger revenues in 2011 as compared to approximately 35% in 2010, increased 42.2% to US$1,540.8 million in 2011 from US$1,093.0 million in 2010. Domestic passenger traffic (as measured in RPKs) increased 23.7%, while domestic passenger capacity (as measured in ASKs) increased 23.5%, resulting in an increase in load factor from 77.7% in 2010 to 77.8% in 2011. Domestic passenger yield increased 17.6% from US¢10.8 in 2010 to US¢12.7 in 2011, mainly due to strong increases in traffic and to a lesser extent fuel surcharges.

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

Cargo revenues increased 23.1%, to US$1,576.5 million in 2011 from US$1,280.7 million in 2010, mainly driven by a 10.4% increase in yields (US¢43.6 in 2011 from US¢39.5 in 2010), and coupled with an 11.5% increase in traffic. In 2011, cargo traffic was driven by solid demand in the region reflected in growth in Latin American cargo markets, as well as improved revenue management practices and itinerary optimization. Our capacity also increased 12.4% during 2011. As a consequence, load factors decreased from 70.1% in 2010 to 69.6% in 2011, while revenues per ATK increased 9.5% as compared to 2010.

Cost of Sales

Cost of sales in 2011 totaled US$4,078.6 million, representing a 35.4% increase as compared to cost of sales of US$3,012.7 million in 2010. As a percentage of total revenues, cost of sales increased from 68.6% in 2010 to 73.0 % in 2011, mainly as a result of higher fuel prices compared to 2010 and higher costs related to the consolidation of LAN’s Colombian operations.

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

Depreciation and amortization increased 17.8% mainly due to the incorporation in 2011 under property, plant and equipment of four new Airbus A319, 9 new Airbus A320s, and three Boeing 767-300s and the incorporation of additional aircraft under operating leases.

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

Aircraft rentals increased 76.7% due to the incorporation of LAN Colombia’s fleet, consisting of nine Boeing 737-700s, 10 Dash 8-200s and four Dash 8-Q400s. Additionally, LAN leased six Airbus A320s and one Boeing 767-300F freighter in 2011.

Passenger service expenses totaled US$136.0 million in 2011 compared to US$114.2 million in 2010. This represented a 19.1% increase that was driven by a 30.6% increase in the number of passengers transported during the year, as well as higher compensation paid to passengers for cancelled flights during this period.

As a result of the above, gross margin increased 9.4% from US$1,377.8 million in 2010 to US$1,506.8 million in 2011.

Other Consolidated Results

Other operating income remained stable at to US$132.8 million in 2010 and 2011, where growth in revenues from tours and travel services, duty free sales and maintenance services were offset by the exclusion of revenues from Blue Express, LAN’s logistic and courier subsidiary that was sold in early April 2011.

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

Exchange rate differences decreased from a gain of US$13.8 million in 2010 to an expense of US$0.3 million in 2011. The 2010 amount was a result of a recognized US$5.4 million gain that mainly stemmed from foreign exchange variations during the period; part of the exchange gain was a result of remittances from LAN’s operations in Venezuela. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Currency Exchange Rates,” for a discussion of LAN’s hedging program for currency fluctuations. On December 31, 2011, the Company held US$25.9 million in assets located in Venezuela, of which over 92.0% constituted cash equivalents. On a consolidated basis, the Company’s assets related to its operations in Venezuela represented 0.4% of the total assets of the Company. For the year 2011, operating revenues of the Venezuelan regional office represented 1.2% of the Company’s consolidated revenues. In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivares in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. Since January 2010, exchange rate for Venezuelan Bolivars (VEF) is fixed to 4.3 VEF/US$. The Company’s operations in Venezuela are carried out through an agency that, from an accounting perspective, is considered an extension of the Company. Therefore, the functional currency is the US dollar and hyperinflationary accounting is not required.

As of December 31, 2010 the Company recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). See “Item 4. Information on the Company—Business Overview—Cargo Operations—Cargo-Related Investigations.”

Under other gains (losses), the Company recorded a US$33.0 million loss, reflecting the US$66 million charge related to the civil class action in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express. This loss also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM.

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

The items included in the financial statements of LATAM are valued using the currency of the main economic environment in which the entity operates (the “functional currency”). The functional currency of LATAM is the U.S. dollar, which is also the currency of presentation of the audited consolidated financial statements of LATAM and its subsidiaries.

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

The results and financial position of all the LATAM entities (none of which utilizes the currency of a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (54% in 2012) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (41% in 2012) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over flight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (91% as of December 31, 2012), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2012, 32% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. The decrease in the percentage of U.S. dollar assets is due to the effects of business combination with TAM S.A. and Subsidiaries, as its functional currency is the Brazilian real.Substantially all of our commitments, including operating leases and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange loss of US$0.3 million in 2011 and a net foreign exchange profit of US$66.7 million in 2012, which are set forth in our consolidated statement of income under “Exchange rates differences.” For more information, see Notes 2.3(a) and 33 to our audited consolidated financial statements.

IFRS/Non-IFRS Reconciliation

We use “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” in analyzing operating expenses on a per unit basis. “ASKs” (available seat kilometers) measures the number of seats of capacity available for the transportation of passengers multiplied by the kilometers flown. “ASK-equivalent” includes capacity for both passenger and cargo equivalent tons multiplied by the kilometers flown. The figure is obtained by adding passenger ASKs and the quotient of cargo ATKs (available ton kilometers) divided by 0.095. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our “total costs” by our total ASK-equivalents. “Total costs” are calculated by starting with operating expenses as defined under IFRS and making certain adjustments for interest costs and other revenues. The cost component is further adjusted to obtain “costs per ASK-equivalents excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. These metrics should not be considered in isolation or as a substitute for operating expenses or as indicators of performance or cash flows or as a measure of liquidity.

The table below reconciles our operating expenses (as defined by IFRS) for 2012, 2011 and 2010 to costs used in the calculation of “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” for such periods. Figures for 2012 (pro forma) and 2011 (pro forma) have been presented on a pro forma basis to include the operating data of TAM for each period. Figures for LATAM 2012 (actual) correspond to LATAM’s consolidated audited financial statements prepared in accordance with IFRS for the year ended December 31, 2012, including TAM’s consolidated costs from June 23, 2012 and TAM’s third and fourth quarter operating statistics. Figures for LAN 2011 and 2010 (actual) represent LAN’s historical operating expenses and statistics and do not include any costs or statistics from TAM.

	2012 LATAM (pro forma)	2011 LATAM (pro forma)	2012 LATAM (actual)	2011 LAN (actual)	2010 LAN (actual)
Cost per ASK-equivalent
Operating expenses (US$ thousands)	13,182,167	12,300,353	9,625,466	5,178,519	3,900,439
+ Interest expense (US$ thousands)	444,201	452,607	294,598	139,077	155,279
– Interest income (US$ thousands)	117,173	160,559	77,489	14,453	14,946
– Other operating income (US$ thousands)	265,364	283,016	220,156	132,804	132,826
ASK-equivalent operating expenses	13,243,831	12,309,385	9,622,419	5,170,339	3,907,946
Divided by system’s ASK-equivalents (thousands)	212,939,371	207,444,236	161,209.26	102,798.87	91,078.36
= Cost per ASK equivalent (US$ cents)	6.22	5.93	5.97	5.03	4.29

Cost per ASK-equivalent excluding fuel price variations
ASK-equivalent operating expenses (thousands)	13,243,831	12,309,385	9,622,419	5,170,339	3,907,946
– Actual fuel expenses (US$ thousands)	4,780,289	4,244,817	3,343,569	1,750,052	1,161,927
+ (Gallons consumed) times (previous year’s fuel price)	4,359,448	4,191,045	2,952,257	1,303,621	1,062,204
ASK-equivalent operating expenses excluding fuel price variations	12,822,990	12,255,613	9,140,107	4,723,908	3,808,223
Divided by system’s ASK-equivalents (thousands)	212,939,371	207,444,236	161,209.26	102,798.87	91,078.36
= Cost per ASK-equivalent excluding fuel price variations (US$ cents)	6.02	5.9	5.67	4.6	4.18

In addition, LATAM continues to use revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis, which is consistent with how LAN analyzed its revenues before the merger. To obtain unit revenues, we divide our passenger revenues by our total ASKs and our cargo revenues by our total ATKs. We use our revenues as defined under IFRS for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. It is not an IFRS based measure of performance or liquidity. This metric should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated. Figures for 2012 (pro forma) and 2011 (pro forma) have been presented on a pro forma basis to include the revenues of TAM for each period. Figures for LATAM 2012 (actual) correspond to LATAM’s consolidated audited financial statements prepared in accordance with IFRS for the year ended December 31, 2012, including TAM’s consolidated revenues from June 23, 2012. Figures for LAN 2011 and 2010 (actual) represent LAN’s historical revenues and do not include any revenues from TAM.

	2012 LATAM (pro forma)	2011 LATAM (pro forma)	2012 LATAM (actual)	2011 LAN (actual)	2010 LAN (actual)

Passenger Revenues (US$ million)	11,065.98	10,960.67	7,978.66	4,008.91	3,109.80
ASK (million)	132,448,74	126,565.45	93,318.15	48,153.58	42,355.20
Passenger Revenues/ASK (US$ cents)	8.35	8.66	8.5	8.3	7.3
Cargo Revenues (US$ million)	1,939.75	2,067.62	1,743.53	1,576.53	1,280.71
ATK (million)	7,645.95	7,683.48	5,198.34	5,192.74	4,628.73
Cargo Revenues/ATK (US$ cents)	25.37	26.91	33.5	30.4	27.7

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is always a higher demand for air transportation services in the second half of the year, leaving the second quarter as the weakest one for the company. However, the seasonality is partially mitigated by the fact of LATAM having higher concentration of business travel than market average (which is less sensitive to seasonality). Additionally, the expansion of the company in other countries with different seasonal patterns (Perú, Ecuador, Colombia) has also moderated the overall seasonality of the passenger business.

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

Accounting estimates and judgments

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these basically refer to:

•	The evaluation of possible impairment loss for certain assets.

•	The useful life and residual value of fixed assets and intangible assets.

•	The criteria employed in the valuation of certain assets.

•	Air tickets sold that are not actually used.

•	The calculation of deferred income at the period-end corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

•	The need for provisioning and where required the determination of their values.

•	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed. In any case, it is possible that events will require them to be modified in the future, in which case the effects would be accounted for prospectively. Additionally, the management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM for accounting purposes and therefore has consolidated their financial statements. The above is based on LATAM having issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM (except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out described in Note 18.2), entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Airlines Group and also, consequently, exposing LATAM to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders. In addition, LATAM is in the process of integrating the operations of LAN and with TAM, and both entities will be operated as a single company. Within this structure, most critical airline activities will be managed in Brazil by the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate the performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfy the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

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

The Company has a frequent flyer program for LATAM passengers called LANPASS and a frequent flyer program for TAM passengers called TAM Fidelidade. Customers can also earn points through Multiplus, a subsidiary of TAM, which permits the accrual of points for many products and services (not just airline flights) and had more than 200 partner establishments, including the TAM Fidelidade program, as of December 31, 2012.

Both frequent flyer programs’ objective is customer loyalty through the delivery of LANPASS kilometers or Multiplus points every time that members of the program fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers/points earned can be exchanged for flights tickets or other services of associated entities.

The consolidated financial statements include LANPASS liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: “Customer loyalty programs.” Points earned from TAM Fidelidade members are bought from Multiplus and seats redeemed are sold to Multiplus. Multiplus manages the points liabilities. Revenue from both programs are recognized once the purchased tickets are flown.

LANPASS Kilometers expire if they are not utilized over a period of three years. This period is renewable if the passenger takes a flight or meets specific requirements regarding the accumulation of kilometers through one of the partners of the program. Multiplus Points expire if they are not utilized over a period of two years, this period is not renewable.

Property, Plant and Equipment

LATAM’s land is recognized at cost less any accumulated impairment loss.

The rest of the property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation and any impairment loss, the amount of advance payments to aircraft manufacturers are capitalized by the Company under “Construction in progress” until receipt of aircraft.

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

(b) Cash flow hedges

The effective portion of changes in the fair value of designated derivatives that qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under “Other gains (losses).” Amounts deferred in equity are reclassified to profit and loss when the related hedged item impacts profit and loss.

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

Recently Issued Accounting Pronouncements

•	IFRS 7 Financial instruments: Disclosures (Amendment)

•	IAS 12 Income taxes (Amendment)

•	IAS 1 Presentation of financial statements (Amendment)

•	IAS 27 Separate financial statements

•	IFRS 10 Consolidated financial statements

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosures of interests in other entities

•	IFRS 13 Fair value measurement

•	IAS 19 Employee benefits (Amendment)

•	IAS 32 Financial instruments: Presentation (Amendment)

•	IFRS 9 Financial instruments

•	Improvements issued in 2012

(i)	IAS 1 Presentation of financial statements (May 2012)

(ii)	IAS 16 Property plant and equipment (May 2012)

(iii)	IAS 32 Financial instrument: Presentation (May 2012)

(iv)	IAS 34 Interim Financial Reporting (May 2012)

(v)	Amendments to IFRS 10 Consolidated financial statement, IFRS 11 Joint arrangements and IFRS 12 Disclosure of interests in other entities (June 2012)

(vi)	IAS 27 Separate financial statements, IFRS 10 Consolidated financial statements and IFRS 12 Disclosure of interest in other entities (October 2012)

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

B. Liquidity and Capital Resources

LATAM cash and cash equivalents totaled US$650.3 million as of December 31, 2012, US$374.4 million as of December 31, 2011 and US$631.1 million as of December 31, 2010. Additionally, the company had short term marketable securities totaling US$470.1 million as of December 31, 2012, US$98.1 million as of December 31, 2011 and US$106.0 million as of December 31, 2010. In the aggregate, LATAM’s cash and marketable securities totaled US$1,120.3 million as of December 31, 2012, US$472.5 million as of December 31, 2011 and US$737.1 million as of December 31, 2010. The US$647.8 million increase in our cash and marketable securities from 2011 to 2012 was mainly due to the combination of LAN and TAM on June 22, 2012. As of June 30 2012, TAM had a total of US$910.9 million in cash and marketable securities. Changes in our net cash generated from operating, investing and financing activities are described below.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2012, 2011 and 2010 and our total cash position as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
	(in US$ millions)
Net cash generated from operating activities	1,203.8	767.7	1,125.3
Net cash used in investing activities	(1,926.4)	(1,241.1)	(1,100.4)
Net cash used (provided) in financing activities	1,005.2	216.9	(124.7)
Effects of variation in the exchange rate on cash and cash equivalents	(6.7)	(0.1)	(0.6)

Cash and cash equivalents at the beginning of the year	374.4	631.1	731.5
Cash and cash equivalents at the end of the year	650.3	374.4	631.1

In addition to the cash and marketable securities LATAM has access to short term credit lines. As of December 31, 2012, LATAM had working capital credit facilities for a total committed amount of US$ 1.4 billion, of which $962 million was drawn as of December 31, 2012, and committed credit lines with a total available amount of US$208 million, of which $0 was drawn as of December 31, 2012.

Net cash generated from operating activities

Cash from operations is derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations, including fuel prices. Net cash generated from LATAM’s operating activities in 2012 increased US$441.2 million from US$762.6 million in 2011 to US$1,203.8 million in 2012, mainly due to the increase in operations following the combination of LAN and TAM on June 22, 2012. In addition, cash flows from operations in 2011 were reduced by US$84.0 million as a result of fine payments. See “Item 4. Information on the Company—Business Overview—Cargo Operations—Cargo-Related Investigations.”

Net cash inflows from operating activities in 2011 decreased $357.6 million, or 31.8%, from US$1,125.3 million in 2010, primarily as a result of the 37.2% increase in fuel prices during the period, as well as an increase in wages and benefits as a result of the consolidation as of January 2011 of LAN Colombia, the ongoing effects of the volcanic ash cloud on domestic operations in Chile and Argentina and the appreciation of local currencies in Latin America.

Net cash used in investing activities

Net cash used in investing activities in 2012 increased US$685.3 million from US$1,241.1 million in 2011 to US$1,926.4 million in 2012, primarily due to aircraft purchases which were partially offset by the inclusion of US$264.0 million of cash on the balance sheet of TAM. Aircraft purchases in 2012 included 14 narrow body aircraft and 18 wide body aircraft for a total of US$2,535 million.

Net cash used in investing activities increased US$137.9 million, or 12.5%, to US$1,238.3 in 2011 from US$1,100.4 million in 2010 primarily due to the increase in aircraft purchases.

Net cash used / (provided) in financing activities

Net cash used in financing activities increased by US$779.8 million from US$225.5 million to US$1,005.2 million in 2012, primarily due to increase long term debt related to new aircraft purchases. Of these 2012 aircraft purchases, approximately 85% of the net aircraft prices were financed.

Net cash inflows from financing activities in 2011 increased 343.8 million, to a net cash inflow of US$219.1 million in 2011 from a net cash outflow of US$124.7 million in 2010. This increase was primarily due to new issuance of shares, inflows from short term loans and the reduction in interest payments due to changes in loans structures and floating rate debt in 2011.

Sources of financing

Long term

We typically finance our fleet with long-term loans covering between 80% and 100% of the net purchase price. We also finance our aircraft under sale and leaseback arrangements in order to add flexibility to our fleet. For more information regarding to the fleet financing, please refer to “—F. Tabular Disclosure of Contractual Obligations.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing including securitization of ticket receivables or the issuance of additional debt or equity securities.

Short term

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2012, we maintained US$762.5 million in committed short-term credit lines with both local and foreign banks.

We have in the past and may in the future also engage in advance sales of tickets to Multiplus as a source of cash. In the fourth quarter of 2012, for example, TAM Linhas Aéreas sold tickets for future delivery to Multiplus for total consideration of R$325,800,000.00 ($159 million). The price for the tickets was at a discount to the pricing that would otherwise apply under the operating agreement between TAM and Multiplus, with the discount related to the Brazilian inter-bank interest rates. Because the assets and liabilities of Multiplus are consolidated with those of LATAM and its other consolidated subsidiaries, these transactions have no impact on LATAM’s consolidated balance sheet. They do, however, provide a source of liquidity to TAM Linhas Aéreas while offering Multiplus a return on its cash balances. From the date of the business combination between LAN and TAM, Multiplus contributed to TAM Linhas Aéreas liquidity in the amount of R$611,629,485.29 (US$299 million), including US$159 million in sold tickets.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$2,389.4 million in 2012 (including capital expenditures of TAM from June 23, 2012), US$1,367.0 million in 2011 and US$1,029.2 million in 2010. See “—Sources of financing” above.

The following chart sets forth our estimate, as of December 31, 2012, of our future capital expenditures for 2013, 2014, 2015, 2016 and 2017 calendar years:

	Estimated capital expenditures by year, as of December 31, 2012
	2013	2014	2015	2016	2017
	(in US$ millions)
Expenditures on aircraft	2,139	1,936	1,359	2,839	2,662
PDPs (1)	(238)	(70)	431	(69)	(289)
Purchase Obligations	1,901	1,866	1,790	2,770	2,373

Other expenditures(2)	456	465	474	484	493
Total	2,357	2,331	2,264	3,254	2,866

(1)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made, when the manufacturer refunds the PDPs to LATAM.
(2)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Item 4. Information on the Company—Business Overview—Fleet.” We have projected our capital expenditures based on our anticipated deliveries of aircraft fleet. See “—F. Tabular Disclosure of Contractual Obligations” below for a description of our purchase obligations, borrowings and other contractual commitments as of December 31, 2012.

C. Research and Development, Patents and Licenses, etc.

LATAM has registered the trademarks “LAN,” “LAN Chile,” “LAN Peru,” “LAN Argentina” and “LAN Ecuador” with the trademark office in Chile, Peru, Argentina and Ecuador, respectively. We license certain brands, logos and trade dress under the alliance agreement with oneworld® related to LAN’s alliance. As long as LAN is a member of oneworld®, it will have the right to continue to use current logos on its aircraft.

TAM holds or has filed registration applications for 229 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and 74 trademarks before the bodies with jurisdiction for registering trademarks in other countries in which TAM operates. Currently, TAM is not aware of any third-party challenges to these applications.

D. Trend Information

During 2013, we expect to continue to experience positive trends in the passenger operations, where we see significant growth opportunities in domestic and international markets in Latin America, and believe that the positive integration of LAN’s and TAM’s operations will allow us to start achieving the estimated synergies of the combination. Fuel prices have remained relatively stable thus far in 2013. Nevertheless, geopolitical instability, which affects the supply of fuel, is a potential risk since fuel supply is key to our business, as it represents approximately 30% of our operating expenses. We can address increases in fuel prices through our fuel-hedging policy and the use of pass-through mechanisms for both the passenger and cargo operations. However, these strategies are never completely effective and our operating margins are negatively impacted by a higher fuel price scenario. Specifically, we expect to face:

•

revenue growth in the passenger operations, caused by capacity expansion in line with traffic growth. During January and February 2013, passenger traffic increased 5.3% compared with the same period in 2012, driven mainly by solid growth on domestic operations in Chile, Perú, Argentina, Ecuador and Colombia, which increased 10.0% as compared to the same period in 2012. Domestic traffic in Brazil in January and February has continued to grow, and we continue to adjust capacity in that market, leading load factors to increase 9 points year to date to 79.8%. Traffic in our international operations has also increased 5.4% during January and February. During such period, total passenger capacity increased 3.9%, leading to a 1.1 point increase in passenger load factors from 78.7% to 79.8%. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on domestic routes within Brazil and on long haul routes to Europe, as a result of decreased demand on these routes in the first two months of 2013; and

•

cargo operations continue to be adversely affected by the challenging macroeconomic environment, which we expect to be compensated by strong export volumes from Latin America to the United States and Europe. During January and February 2013, cargo traffic, as measured in RTKs, decreased 0.3%, while capacity decreased by 3.9% as compared to the same period in 2012. As a consequence, the cargo load factor decreased 2.3 points to 54.0% as compared to the same period in 2012.

In 2013, we expect to continue expanding and diversifying our revenue base through the expansion of our network, namely, by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. During 2013, we expect to receive 30 Airbus A320-Family aircraft to operate domestic and regional routes, as well as 6 additional wide-body passenger aircraft (Models Boeing 767-300 and Boeing 787-8 Dreamliners) for long-haul routes. We also expect the sale of the remaining Airbus A318 aircraft and the return of two leased A318 aircraft, the return of one leased A340 aircraft, and the return of one leased Dash 8-200 and two leased Dash 8-Q400 aircraft operated by LAN Colombia. See “Item 4.—B. Business Overview—Fleet.”

In the cargo business, we will continue to adjust capacity in response to weakened demand in our core markets and to macroeconomic conditions. We expect import flows to Latin America to recover, but weaker cargo markets globally might further drive additional competition to South America, especially Brazil. We will continue to monitor the cargo market trends on a weekly basis in order to react as soon as possible if necessary. Also, we plan to continue to optimize the utilization of the bellies of our passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model.

We continue to maintain significant flexibility to adjust the physical size of our fleet. Between 2013 and 2015, we will have 18 operating lease expirations (including Japanese operating leases) in our wide-body passenger fleet, which can be terminated without cost. Starting in 2010, part of our Boeing 767 fleet has been fully paid, providing us with additional financial flexibility.

We also intend to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes, reducing commercial costs, continuing to develop our domestic business model for short-haul operations, and further developing the LEAN system in our processes.

Although we expect fuel prices to remain stable for the remainder of 2013, we will continue to use fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. For instance, as of April 25, 2013 we have hedged approximately 65% of our estimated fuel requirements for the second quarter 2013, 23% for the third quarter and 16% for the fourth quarter. These hedging instruments are comprised of a combination of WTI and jet fuel collars and swaps. These hedges are for an average price between US$127 and US$98 dollars in jet fuel prices.

E. Off-Balance Sheet Arrangements

As of December 31, 2012 the Company had 110 aircraft (of which 65 are obligations of TAM and 45 are obligations of LAN) and 17 aircraft engines under operating leases. These operating leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2012 were US$1,469.0 million, for all remaining periods through maturity (the latest of which expires in 2020). See “—F. Tabular Disclosure of Contractual Obligations.”

Under the aforementioned operating leases, LATAM is responsible for all maintenance, insurance and other costs associated with operating these aircraft. The Company has not made any residual value or similar guarantees to our lessors. There are certain guarantees and indemnities to other unrelated parties that are not reflected on the Company’s balance sheet, but we believe that these will not have a significant impact on our results of operations or financial condition.

LATAM operates 23 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability. Of LATAM’s total tax leases, nine TAM tax leases are classified as operating leases due to accounting purposes as of December 31, 2012.

As of December 31 2012, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 33 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and commitments primarily related to the payment of aircraft debt and lease arrangements, principal and interest on our long-term debt (which consists of senior notes and debentures issued by TAM), short term export-import credits and for the future incorporation of aircraft to our fleet.

The Company’s total aircraft debt (including EX-IM Bank guaranteed bonds, ECA guaranteed loans, commercial loans, JALCO structures and capital leases) as of December 31, 2012, was US$6,990.4 million. LATAM’s aircraft debt is mainly related to aircraft financing, which in general has 12 year repayment profiles. However, some financing structures feature a balloon payment or a purchase option at the end of the lease. By refinancing this balloon payment, the maturity dates of a number of our aircraft financings have been extended for another 3 to 8 years (some up to 20 years). Our 2012 aircraft acquisitions are described in further detail below under “—2012 Fleet Acquisitions.”

In addition, TAM has three series of senior notes, totaling approximately US$1,100 million, and one series of secured debentures outstanding. TAM’s senior notes comprise:

•

US$300 million due in 2017, with a fixed interest rate of 7.375% payable semi-annually, issued by TAM Capital Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. These notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007, TAM completed an exchange offer pursuant to which 99.2% of the holders exchanged these notes for new notes that are registered under the Securities Act and otherwise have identical terms;

•	US$300 million due in 2020, with a fixed interest rate of 9.5% payable semi-annually, issued by TAM Capital 2 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas; and

•	US$500 million due in 2021, with a fixed interest rate of 8.375% payable semi-annually, issued by TAM Capital 3 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas.

TAM Linhas Aéreas also issued R$600 million of secured debentures in July 2009 with a nominal value of R$1,000 each. On July 22, 2010, the shareholders of TAM agreed with holders of the secured debentures to extend the maturity of these debentures from July 24, 2013 to July 24, 2017. Amortization payments were also changed from quarterly payments to semiannual payments with the first repayment due January 24, 2012. The cost of this renegotiation was R$3,000. Interest payments on the debentures are paid monthly at a rate equivalent to 124% of the Brazilian CDI. As of December 31, 2012, R$500 million of the debentures remained outstanding. The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial.

As of December 31, 2012, TAM Linhas Aéreas was in non-compliance with the financial covenants of the debentures and TAM received a waiver of this breach of covenant by the Asamblea General de Debenturista. As a result, these obligations were classified within current financial liabilities for the year ended December 31, 2012 and will be classified as non-current liabilities in our financial statements for the year ended December 31, 2013.

The average interest rate of all of our long-term debt (which is our aircraft debt plus the senior notes issued by TAM) was 4.0% as of December 31, 2012. Of the total long-term debt amount, 62% accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps.

December 2012, LATAM had US$1,977 million in current debt liabilities. Of this amount, US$1,008 million was short-term debt (including US$245 million of the secured debentures issued by TAM which mature in 2017), which represents approximately 50% of our total current liabilities. The remaining US$970 million is composed mainly of amounts payable within the next 12 months related to aircraft financing.

Certain of LATAM’s credit agreements contain financial and other covenants. The Company’s short-term loans with local Chilean banks contain financial covenants applicable to the Company on a consolidated basis. At December 31, 2012, the Company is in compliance with these covenants.

Various EX-IM Bank loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft also contain financial covenants and other restrictions, including on the Company’s management in terms of its ownership and disposal of assets. In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F and 787 fleet, which are also guaranteed by the EX-IM Bank, financial covenants and other customary restrictions also apply. Additionally, with respect to various EX-IM Bank loans signed by Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, financial covenants and other restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

As of December 31, 2012, we also had purchase obligations totaling US$14.2 billion, with deliveries between 2013 and 2019, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 148

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Boeing 767-300ER, the Boeing 777-300ER, the Boeing 787-8, and the Boeing 787-9): 56

•	Boeing 777-F, cargo aircraft deliveries: 2

LATAM is in the process of adjusting its fleet plan in order to match its capacity expansion plans to the expected competitive and macroeconomic environment on the international and domestic Brazil passenger markets. These initiatives are expected to reduce our purchase obligations between US$1.0 and US$1.2 billion between the years 2013 and 2017.

The following table sets forth our material expected obligations and commitments as of December 31, 2012:

	Payments due by period, as of December 31, 2012
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years

Long-term debt obligations (1)	US$	5,523	US$	455	US$	1,144	US$	1,071	US$	2,853
Capital (finance) lease obligations	US$	3,074	US$	453	US$	832	US$	699	US$	1,090
Operating lease obligations	US$	1,469	US$	318	US$	528	US$	325	US$	236
Purchase obligations	US$	14,159	US$	2,139	US$	3,294	US$	5,500	US$	3,226

TOTAL	US$	24,225	US$	3,364	US$	5,799	US$	7,596	US$	7,405

(1)	Long-term debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt and senior notes issued by TAM.

Currently, for accounting purposes, LATAM has reclassified TAM’s debentures as short-term debt obligations. The actual repayment profile of TAM’s debentures is set as follows:

	Payments due by period, as of December 31, 2012
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years

Debentures	US$	245	US$	49	US$	98	US$	98	US$	—

2012 Fleet Acquisitions

During 2012, LATAM completed the acquisition of the following wide body aircraft:

•	9 Boeing 767-300ER passenger aircraft, financed through EX-IM Bank guaranteed bond(s)

•	1 Boeing 787-8 passenger aircraft, financed through EX-IM Bank guaranteed bond(s)

•	2 Boeing 787-8 passenger aircraft, financed through commercial loan(s)

•	4 Boeing 777-300ER passenger aircraft, financed through EX-IM Bank guaranteed bond(s)

•	2 Boeing 777-F cargo aircraft, financed through EX-IM Bank guaranteed bond(s)

The EX-IM Bank financial obligations have a repayment profile of 12 years, with a level of support between 80% and 85% of the net purchase price of the aircraft. The EX-IM Bank guarantee is secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of EX-IM Bank. We have financed the remaining 20%-15% of the net purchase price with commercial loans in the form of junior tranches or with own funds.

In the case of commercial financing for our Boeing 787-8 fleet, there is a senior tranche financing for 83% of the net purchase price of the aircraft plus a junior tranche for the remaining 17%. A first priority mortgage on the aircraft is in favor of a security trustee on behalf of the senior lender and a second priority mortgage on the aircraft is in favor of the junior lender. The documentation for each loan follows standard market forms for the type of financing, including standard events of default.

During 2012, LATAM completed the acquisition of the following narrow body aircraft:

•	9 Airbus A320-200 passenger aircraft, financed through ECA guaranteed loan(s)

•	8 Airbus A320-200 passenger aircraft, financed through sale and leaseback transaction(s)

•	2 Airbus A320-200 passenger aircraft, financed through JALCO tax product transaction(s)

•	3 Airbus A319-100 passenger aircraft, financed through ECA guaranteed loan(s)

All of the narrow body fleet received by LATAM in 2012 consists of Airbus A320-Family equipment. Aircraft financed by ECA-guaranteed loans have an advance rate equal to 80% of the net purchase price of the aircraft for a 12 year period, with the remaining 20% of the aircraft being financed by the Company’s available cash flows.

Our purchases of Airbus A320-200s financed through the JALCO tax product structure, are 100% financed for a period of 10 years, with quarterly lease payments. The JALCO structure is a Japanese operating lease, in which LATAM does not hold the title to the aircraft but has a purchase option at the end of the lease.

Finally, aircraft financed through sale and leaseback transactions have lease terms between 6 to 8 years. These leases are denominated in U.S. dollars and have monthly payments.

All of our wide body and narrow body aircraft financings through EX-IM Bank bonds, ECA guaranteed loans or commercial loans are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to U.S. dollar LIBOR. Through the use of interest rate swaps and fixed coupon Bond emissions in the case of Boeing aircraft, we have effectively converted a significant portion of our floating rate debt under these loans into fixed rate debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Interest Rates,” for more information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The management of LATAM Airlines Group is conducted by its board of directors which, in accordance with LATAM Airlines Group’s by-laws, consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting,, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

The current board of directors was elected at the extraordinary shareholders’ meeting held on September 4, 2012. Its term expires in September 2014. The following are LATAM Airlines Group’s directors:

Directors	Position
Mauricio Rolim Amaro(1)	Director / Chairman
Maria Claudia Amaro(1)	Director
Juan José Cueto Plaza(2)	Director
Ramón Eblen Kadis(3)	Director
Georges de Bourguignon Arndt	Director
José María Eyzaguirre Baeza	Director
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director
Francisco Luzón López	Director

Senior Management	Position
Enrique Cueto Plaza(2)	CEO LATAM
Ignacio Cueto Plaza(2)	CEO LAN
Alejandro de la Fuente Goic	CFO LATAM
Marco Antonio Bologna	CEO TAM
Armando Valdivieso Montes	Spanish Speaking Countries Executive Vice-President
Cristián Ureta Larraín	Cargo Executive Vice-President
Roberto Alvo Milosawlewitsch	Corporate Functions Executive Vice-President
Damian Scokin	International Unit Business Executive Vice-President
Emilio del Real Sota	HR Executive Vice-President

(1)

Mr. Mauricio Rolim Amaro and Mrs. Maria Claudia Amaro are brother and sister. Both are members of the Amaro Group, which is defined in “Item 7” as a “Major Shareholder” and are the TAM controlling shareholders.

(2)

Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder,” and are the LATAM controlling shareholders.

(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”
(4)	Mr. Carlos Heller Solari is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors were elected or reelected, as the case may be, in September 2012 for a two-year term, which expires in September 2014.

Directors

Mr. Mauricio Rolim Amaro, 42 years old, has served as member of LATAM Airlines Group’s board of directors since June 2012, was reelected to the board of directors of LATAM in September 2012 and has served as Chairman since September 2012. Mr. Amaro current term as chairman ends in September 2014. Mr. Amaro has previously held various positions in the TAM Group and served as a professional pilot at TAM Linhas Aéreas S.A. and TAM Aviação Executiva S.A.. Mr. Amaro has been a member of the Board of TAM S.A. since 2004, and vice-chairman of the Board since April 2007. He is also an executive officer at TAM Empreendimentos e Participações S.A. and chairman of the boards of Multiplus S.A. (subsidiary of TAM S.A.) and of TAM AviaçãoExecutiva e Taxi Aéreo S.A. As of February 28,2013, according to shareholder registration data in Chile, Mr. Amaro shared in the beneficial ownership of 65.554.075 common shares of LATAM Airlines Group (13.56% of LATAM Airlines Group’s outstanding shares), held by TEP Chile S.A. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mrs. Maria Claudia Amaro, 46 years old, has served on LATAM Airlines Group’s board of directors since June 2012 and was reelected to the board of directors of LATAM in September 2012. Mrs. Amaro’s term as a director ends in September 2014. She holds a bachelor’s degree in Business Administration and Marketing. Previously she served as Marketing Director at TAM Linhas Aéreas. She has been a member of the Board of TAM S.A. since September 2003, and chairwoman of the Board since April 2007. She is also an Executive Officer at TAM Empreendimentos e Participações S.A. and a member of the boards of Multiplus S.A. and of TAM AviaçãoExecutiva e Taxi Aéreo S.A. As of February 28, 2013, according to shareholder registration data in Chile, Mrs. Amaro shared in the beneficial ownership of 65.554.075 common shares of LATAM Airlines Group (13.56% of LATAM Airlines Group’s outstanding shares), held by TEP Chile S.A. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Juan José Cueto Plaza, 52 years old, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in September 2012. Mr. Cueto’s term as a director ends in September 2014. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto Plaza, LATAM Airlines Group Executive Vice-President and LAN CEO, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2013, Mr. Cueto shared in the beneficial ownership of 124,191,557 common shares of LATAM Airlines Group (25.68% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. Mr. Cueto is also a member of the board of directors of Holdco II. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ramón Eblen Kadis, 68 years old, has served on LAN’s board of directors since June 1994 and was reelected to the board of directors of LATAM in September 2012. Mr. Eblen’s term as a director ends in September 2014. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of LATAM Airlines Group). As of

February 28, 2013, Mr. Eblen shared in the beneficial ownership of 23,778,049 common shares of LATAM Airlines Group (approximately 4.92% of LATAM Airlines Group’s outstanding shares) held by the Eblen Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Georges de Bourguignon, 50 years old, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. de Bourguignon’s term as a director ends in September 2014. Mr. de Bourguignon has been a partner and co-founder of Asset Chile SA, a Chilean investment bank, since 1994. He is currently member of the board of directors of the company Sal Lobos, Chilean subsidiary of the German group K+S. From 1990 to 1993 he served as Manager of Financial Institutions of Citibank SA in Chile. During 1993-2005 he was director of Intergenesis Investment Fund Administrator. Mr. de Bourguignon owned 2,795 common shares of LATAM Airlines Group (0.00058% of LATAM Airlines Group’s outstanding shares).

Mr. José María Eyzaguirre Baeza, 52 years old, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. Eyzaguirre’s term as a director ends in September 2014.Mr. Eyzaguirre has been a partner at Claro y Cia, a law firm in Chile, since 1993. During the practice of law, Mr. Eyzaguirre started in commercial litigation, then specialized in financial and capital markets and recently, and especially, in the areas of corporate nature, with special dedication to the area of mergers and acquisition of companies (cross-border). Currently Mr. Eyzaguirre is Director of Walmart Chile S.A. (since 2010), Komax S.A. (since 2010) and SociedadQuimica y Minera de Chile S.A. (since 2001). Previously, Mr. Eyzaguirre has participated in several companies’ boards, including Andina (until 2012) and AES Gener S.A. (until 2001).

Mr. Carlos Heller Solari, 51 years old, joined LAN’s board of directors in May 2010 and was reelected to the board of directors of LATAM in September 2012. Mr. Heller’s term as a director ends in September 2014. Mr. Heller has a vast experience in the retail, transports and agriculture sectors. Mr. Heller is Vice President of Bethia S.A. (“Bethia”) (holding company and owner of Axxion S.A. and Betlan Dos S.A.), Chairman of Axxion S.A., Club Hípico de Santiago, Sotraser S.A. and Agrícola Ancali. He also participates as a board of directors’ member of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A. , Titanium S.A., Viña Indómita S.A., Viña Santa Alicia S.A., Blue Express S.A. and Aero Andina S.A. Additionally he is the major shareholder and Vice President of “Azul Azul” (Universidad de Chile’s first division soccer team administrator). As of December 31, 2012, Mr. Heller indirectly held 30,157,644 common shares of LATAM Airlines Group through Axxion S.A. and Betlan Dos S.A. (6.24% of LATAM Airlines Group’s outstanding shares).

Mr. Gerardo Jofré Miranda, 63 years old, joined LAN’s Board of directors on May 2010 and was reelected to the board of directors of LATAM in September 2012. Mr. Jofré’s term as a director ends in September 2014. Mr. Jofré is Chairman of Codelco and member of the boards of directors of Construmart S.A., Andromeda S.A., Inmobiliaria Playa Amarilla S.A. and Air Life Chile S.A. Mr. Jofré is President of Saber Más Foundation and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2010 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies.

Mr. Francisco Luzón López, 65 years old, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. Luzón’s term as a director ends in September 2014. Currently Mr. Luzon serves as advisor of the Inter-American Development Bank (BID) and Leader-Guest Professor of the School of Business China-Europe (CEIBS) in Shanghai. Between 1999 and 2012, Mr. Luzon served as Executive Vice President for Latin America of Banco Santander. In this period, he was also Worldwide Vice President of Universia SA. Between 1991 and 1996 he was Chairman and CEO of Argentaria Bank Group. Previously, in 1987, was appointed Director and General Manager of BancoVizcaya and in 1988 Counselor and General Director Banking Group BBV. During his career Mr. Luzon has held positions on the boards of several companies most recently participating in the council of the global textile company Inditex-Zara from 1997 until 2012.

Senior Management

Mr. Enrique Cueto Plaza, 54 years old, is LATAM Airlines Group’s Chief Executive Officer (“CEO”). From 1994 to 2012, Mr. Cueto was the CEO of LAN. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto also served on the LAN board of directors from 1993 to 1994. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 24 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and LAN CEO, respectively. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2013, Mr. Cueto jointly shared in the beneficial ownership of 124,191,557 common shares of LATAM Airlines Group (25.68% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, 49 years old, is LAN’s CEO. Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and LAN’s CEO since 2005. Mr. Cueto has previously served on the board of directors of LAN (from 1995 to 1997) and Ladeco (from 1994 to 1997). In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and LATAM’s CEO, respectively. Mr. Cueto is also a member of the Cueto Group (which is a controlling shareholder of LATAM). As of February 28, 2013, Mr. Cueto shared in the beneficial ownership of 124,191,557 common shares of LATAM (25.68% of LATAM’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Alejandro de la Fuente Goic, 54 years old, is LATAM’s Chief Financial Officer (“CFO”), and has held this position since October 1995. Mr. de la Fuente joined LATAM in April 1995. Prior to joining LATAM, Mr. de la Fuente served as CFO of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1992. As of February 28, 2013, Mr. de la Fuente owned 70,000 common shares of LATAM (0.015% of LATAM Airlines Group’s outstanding shares).

Mr. Marco Bologna, 58 years old, is TAM’s CEO. He joined TAM in March 2001, when he was appointed Vice President for Finance and Management, and Market Relations Director. From 2004 to 2007 he served as President of TAM Linhas Aéreas, and in March 2009 he took over as President of TAM Aviação Executiva and Táxi Aéreo S.A. Since April 30, 2010 he has chaired the holding company TAM S.A., which brings together TAM Linhas Aéreas, TAM Airlines (formerly TAM Mercosur), Multiplus Fidelidade, and the maintenance unit TAM MRO. In February 2012 he was also appointed President of TAM Linhas Aéreas. Mr. Bologna has extensive experience in the aviation industry, and has worked in the financial markets for over 20 years.

Mr. Armando Valdivieso Montes, 50 years old, is LATAM’s Spanish Speaking Countries Executive Vice-President. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business of LAN and from 2006 to date he has served as the General Manager-Passenger. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of February 28, 2013, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 common shares of LATAM Airlines Group (0.012% of LATAM Airlines Group’s outstanding shares).

Mr. Cristian Ureta Larrain, 49 years old, is LATAM’s Cargo Executive Vice-President. From 1998 and 2002, Mr. Ureta was LAN Cargo’s Planning and Development Vice-President and in 2002 he was promoted to Production Vice President. In 2005, Mr. Ureta assumed the position of General Manager-Cargo. Mr. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University. Prior to that, Mr. Ureta served as General Director and Commercial Director at Mas Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, 44 years old, is LATAM’s Corporate Functions Executive Vice-President. Mr. Alvo has served in various roles within LAN since 2001, including as CFO of LAN Argentina from 2005 until 2008, as Vice-president of Development of LATAM Airlines Group from 2003 until 2005 and Vice-President of Treasury of LATAM Airlines Group from 2001 until 2003. He assumed the position of Senior Vice-President Strategic Planning and Development in 2008. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Damian Scokin, 46 years old, is LATAM’s International Unit Business Executive Vice President. He joined LAN in 2005. Prior to his current position, Mr. Scokin was responsible for LAN International business and CEO of LAN Argentina, where he led the start up and development of LAN’s new subsidiary in Argentina. Prior to joining LAN, he developed an extensive career as a management consultant at McKinsey & Company, where he worked for 11 years. During his consulting experience Mr. Scokin worked in the United States, Great Britain, Chile, Brazil, Peru and Argentina in a variety of projects. In 2000, Mr. Scokin was elected Partner of the Firm and in 2003 he became “Location Manager” of the Buenos Aires office, leading McKinsey’s practice in Argentina. Damian Scokin obtained his MBA from Harvard Business School in 1995, after graduating as Bachelor in Economics (1991) and Industrial Engineer (1992) at the University of Buenos Aires.

Mr. Emilio del Real Sota, 48 years old, is LATAM’s HR Executive Vice-President, a position he assumed (with LAN) in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

B. Compensation

For the year ended December 31, 2012, the aggregate amount of compensation we paid to all executives and senior managers was US$15.8 million, which did not include US$6.8 million paid as bonuses. Our variable compensation plan is based on our corporate profits, and team and individual performance.

Under Chilean law, LATAM Airlines Group must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from LATAM Airlines Group for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the Superintendencia de Valores y Seguros de Chile (“SVS”), the Chilean securities regulator, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participate in any stock option plans.

LATAM Airlines Group’s directors are paid 24 UF per meeting (56 UF for the chairman of the board). LATAM Airlines Group also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment.

As set forth in further detail in the following table, in 2012 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$164,607.20.

Board Members	Fees (US$)(1)
Mauricio Rolim Amaro(2)	11,545.95
Maria Claudia Amaro(2)	5,459.32
Juan José Cueto Plaza	12,097.32
Ramon Eblen Kadis	22,870.29
Georges de Bourguignon(3)	8,252.05
José María Eyzaguirre Baeza(3)	4,122.78
Carlos Heller Solari	11,084.51
Juan Gerardo Jofre Miranda	26,860.60
Francisco Luzón López(3)	3,664.70
Jorge Awad Menech(4)	26,539.08
Dario Calderon González(5)	5,925.75
José Cox Donoso(5)	5,925.75
Juan Cueto Sierra(6)	3,024.08
Bernardo Fontaine Talavera(4)	13,222.67
Jorge Salvatierra Pacheco(7)	3,958.35

Total	164,607.20

(1)	Includes fees paid to members of the board of directors’ committee, as described below.
(2)	Mr. Amaro and Mrs. Amaro were appointed as directors in June 2012 and reelected as directors by LATAM’s shareholders in September 2012.
(3)	Each of these directors was elected to the LATAM board of directors in September 2012.
(4)	Director until September 4, 2012.
(5)	Director until June 28, 2012.
(6)	Director until April 26, 2012.
(7)	Director from April 26, 2012 to September 4, 2012.

As required by Chilean law, LATAM Airlines Group makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in September 2014. See “—Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporation Law, LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person committee of its board of directors, which, among other duties, is responsible for:

•

examining the reports of LATAM Airlines Group’s external auditors, the balance sheets and other financial statements submitted by LATAM Airlines Group’s administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies to the board of directors;

•	evaluating and proposing external auditors and rating agencies;

•	reviewing internal control reports pertaining to related party transactions;

•	examining and reporting on all related-party transactions; and

•	reviewing the pay scale of LATAM Airlines Group’s senior management.

Under Chilean law we are required, to the extent possible, to appoint a majority of independent directors to the Board of Directors Committee. The corresponding independence requirements are set forth in Chilean Corporation Law and relate to the relationship between the directors and the shareholders that control a corporation. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders. See “Item 16. G. Corporate Governance.”

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

As of March 30, 2013, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of March 30, 2013, the committee members were Mr. Gerardo Jofré Miranda, Mr. Ramón Eblen Kadis and Mr. Georges de Bourguignon Arndt. We pay each member of the committee 32 UFs per meeting.

LATAM Board Committees

After the effective time, LATAM’s board of directors also has established four other committees to review, discuss and make recommendations to our board of directors. These include a Strategy Committee, a Leadership Committee, a Finance Committee and a Brand, Product and Frequent Flyer Program Committee. The Strategy Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, tax optimization strategy and the quality and reliability of financial information. Finally, the Brand and Frequent Flyer Program Committee is responsible for brand strategies and brand building initiatives for the corporate and main business unit brands, the main characteristics of products and services for each of the main business units, frequent flyer program strategy and key program features and regular audit of brand performance.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees	As of December 31,
	2012 (3)	2011(2)	2010(1)
Administrative	8,980	4,170	3,940
Sales	4,858	2,750	2,643
Maintenance	6,932	2,918	2,576
Operations	18,138	6,194	5,730
Cabin crew	10,164	3,837	3,561
Cockpit crew	4,527	1,969	1,835

Total	53,473	21,838	20,285

(1)	LAN’s acquisition of Aires in November 2010 provided an additional 1,319 employees to the Company’s total number of employees.
(2)	By the end of 2011, approximately 52% of our employees worked in Chile, 46% in other Latin American countries and 2% in the rest of the world.
(3)	2012 figures include both LAN and TAM employees which as of December 2012 were 23,099 employees from LAN and 30,500 employees of TAM and its affiliates (including Multiplus).

We have a performance-related pay structure for our administrative, management and flight personnel (such as cabin crew members, airport and sales agents, call-center employees, and some back office employees) including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2012, 93% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance. TAM executives participate in the same program described below. For other employees there is a profit sharing program, which is a variable pay program based on the Company’s financial performance.

We provide our employees with medical insurance complementary to the coverage of the private health system, and also grant other benefits, such as free and discounted airline tickets, to our permanent employees.

A stock option compensation plan is offered to key senior executives. For a detailed description of the stock option compensation plan, please see Note 38 to our audited consolidated financial statements for the fiscal year ended December 31, 2012.

As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees. However, the pilots’ collective bargaining agreement includes a clause that permits resignation with severance payment, in case a pilot reaches a certain age and is still providing services to the company. In Brazil TAM offers a private pension plan to its executives and pilots.

Long Term Incentive Compensation Program

On December 21, 2011, the extraordinary shareholders meeting approved a capital increase of 142,355,882 shares to a total of 488,355,791 shares. The same meeting designated 4,800,000 shares for purposes of a proposed employee stock option compensation plan. Those 4,800,000 shares represent a 0.98% of the total share capital after such capital increase. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan. This incentive compensation program is aimed at promoting our interests by encouraging senior management employees to contribute substantially to our success, by motivating them with stock options.

The general features of this stock option plan are:

(a)	The selection of the employees of the Company and its subsidiaries that were included by the Board of Directors in the compensation plan was made after a recommendation by our Executive Committee. A stock option agreement was signed with each selected employee for the number of options in connection to the acquisition of our shares to be allocated to such employee.

(b)	Until the shares in the option are subscribed, the optionee has no economic or political rights and is not considered in the quorums of shareholders meetings.

(c)	The options allocated to each employee are vested in parts, on the following two dates: (1) 30% on December 21, 2014; (2) 30% on December 21, 2015; and (3) 40% on June 21, 2016, subject to remaining employed by the Company.

(d)	The period during which the employee must exercise the options will expire December 21, 2016. If the employee has not exercised or waived the options in that period, the employee will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived all rights or powers in relation thereto, releasing us from any obligation.

(e)

The price payable for these shares if the respective options are exercised is US$23.19, adjusted by the variation in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, from the date it was set by our Board of Directors to the date of subscription and payment of the shares. Such price shall be paid in Chilean pesos, at once, in the act of subscription, in cash, by bank check, electronic fund transfer or any other instrument or paper representing money payable on demand, converted at the observed dollar exchange rate published in the Official Gazette on the same date as subscription and payment of the shares.

The selection of employees for participation in the stock option plan was based on, among other criteria that the Board determined at the time of employment with the Company, the position they hold, their importance in earning profits, the responsibility of their position, the amount of equity managed, the ability to work as a team, performance, potential for development and importance within the Company given their education and experience.

On January 2, 2013, Stock Option Contracts were issued by the Company to 46 employees of the Company and its subsidiaries for a total of 4,382,000 stock options. This stock option plan excludes members of the Cueto group, the LATAM Controlling Shareholders, that serve as senior management of the Company.

Training

Some of our employees, such as the flight operations, maintenance and customer ground operations personnel undergo training when they join the Company and throughout their employment with us. For this training, LATAM invested US$ 48.7 million in 2012. We maintain an agreement with CAE (a Canadian firm specializing in flight simulators and training centers) to develop a pilot training center in Santiago de Chile and Sao Paulo. This training center includes Airbus and Boeing Full Flight simulators plus MFTD simulator. Our pilot staff also receives simulator training at sites in the United States.

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

During 2012, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

Chile

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

During 2012, we renegotiated our collective bargaining agreements with our pilots’ union, which will be effective until 2016. Non-unionized pilots have the same benefits as unionized pilots, through a direct extension of the union’s renegotiated agreement. We also negotiated agreements with pilots working for our subsidiaries, LAN Express and LAN Cargo, which agreements will also be in effect until 2016.

We have also entered into or renegotiated collective bargaining agreements with many of our other employees in Chile during 2012, including general airport, maintenance and supply staff of LATAM; administrative staff of LAN Express; and administration staff of LAN Cargo. Each of these agreements is effective for a four-year term, until 2016.

Ecuador

In Ecuador, two employee associations were formed (mechanical and airport/administration) in 2012. These employee associations maintain relations with the Company, but do not have the right to enter into or negotiate collective bargaining agreements under Ecuador law.

Also in Andes, a union of ground handling employees has been formed and will be legally constituted in 2013. As of today there is no process of negotiations or bargainings agreements with this union.

Argentina

In Argentina, the majority of LAN Argentina’s employees belong to industry-wide unions. In December 2012, salary agreements were finalized with the five unions in LAN Argentina. These negotiations are held annually.

Peru

LAN Peru is currently negotiating with its pilot’s union, and it expects to complete these negotiations and finalize a collective bargaining agreement with the union during the first quarter of 2013.

Brazil

Under Brazilian law the validity of collective bargaining agreements is limited to two years. TAM’s collective bargaining agreements are valid for one year (for the economic clauses) and for two years (for social clauses). TAM has historically negotiated collective bargaining agreements with eight unions in Brazil—one aeronauta union, which represents the functions of flying workers (pilots, copilots and flight attendants), and seven aeroviário unions, which are TAM employees who exercise their duties on the ground to support TAM’s operations. In December 2012, TAM renegotiated collective bargaining agreements with all unions, which included a wage increase of 8% for ground workers earning minimum wage, and an increase of 6% for other salaried ground workers and flying workers, and the inflation rate for the period was 5.95%. Although 97% of wage negotiations in Brazil increased real wages above inflation, we believe that the readjustment signed for our sector was positive, since most of the workers had an adjustment within the percentual inflation. During negotiations, no stoppage occurred.

E. Share Ownership

As of February 28, 2013, the members of our Board of Directors and our executive officers as a group own 50.42% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—Employees—Long Term Incentive Compensation Program.”

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Cueto Group is LATAM’s controlling shareholder and it is comprised by Mr. Juan José Cueto Plaza (one of our directors), Mr. Ignacio Cueto Plaza (the CEO LAN), Mr. Enrique Cueto Plaza (the CEO LATAM) and certain other family members. As of February 28, 2013, the Cueto Group owned 25.68% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. The Cueto Group, which we also refer to as the “LATAM controlling shareholders,” have entered into a shareholder’s agreement with LATAM, TEP Chile and the TAM controlling shareholders. See “—Shareholders’ Agreements.”

Following our combination with TAM, the Amaro Group is also a major shareholder of LATAM Airlines Group. The Amaro Group, which we also refer to as the “TAM controlling shareholders,” are controlling shareholders of TAM, through their 100% ownership of TEP Chile and majority ownership of Holdco I voting shares, which owns 100% of the common shares of TAM. The Amaro Group’s members include our chairman Mauricio Rolim Amaro and our director Maria Claudia Amaro. As of February 28, 2013, the Amaro Group owned 13.56% of LATAM Airlines Group’s common shares. The Amaro Group has entered into a shareholder’s agreement with LATAM and the LATAM controlling shareholders. The terms of this shareholder agreement require the LATAM controlling shareholders to vote to elect individuals nominated by TEP Chile as members of our board of directors. See “—Shareholders’ Agreements.”

In addition to these shareholders, there are two other major shareholder groups. As of February 28, 2013, the Bethia Group, which includes our director Carlos Heller Solari, owned 6.24% of our common shares and the Eblen Group, which includes our director Ramón Eblen Cádiz, owned 4.92% of our common shares.

The table below sets forth the beneficial owners, as of February 28, 2013, of our common shares, including our controlling shareholders, other major shareholders and minority shareholders.

	Beneficial ownership (as of February 28, 2013)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group	124,191,557	25.68%
Costa Verde Aeronautica S.A.	83,179,281	17.20%
Inversiones Nueva Costa Verde Aeronautica Ltda.	16,954,095	3.51%
Costa Verde Aeronautica SpA	20,000,000	4.14%
Others	4,058,181	0.84%
Amaro Group	65,554,075	13.56%
TEP Chile S.A.	65,554,075	13.56%
Bethia Group.	30,157,644	6.24%
Axxion S.A.	16,994,337	3.55%
Axxdos S.A.	13,163,307	2.83%

	Beneficial ownership (as of February 28, 2013)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Eblen Group.	23.778.049	4.92%
Inversiones Andes S.A.	14,288,695	2.98%
Others	9,489,354	1.98%
All other minority shareholders	239,874,466	49.61%

Total	483,555,791	100.00%

As of February 28, 2013, investors outside of Chile held 6.04% of our capital stock in the form of ADSs, and 1.10% in the form of BDSs. Chilean pension funds held 17.03% of our capital stock and other minority investors held 25.44% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2013, we had 1,594 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

As described above under “Item 4. Information on the Company—History and Development of the Company—Combination of LAN and TAM,” following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the business combination, LATAM Airlines Group and the LATAM controlling shareholders entered into several shareholders agreements with TAM,the TAM controlling shareholders (acting through TEP Chile) and Holdco I that establish agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholder agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the business combination of LAN and TAM.

Governance and Management of LATAM Group

We refer to the shareholders agreement among the LATAM controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LATAM Airlines Group common shares and TEP Chile’s voting shares of Holdco I, as the “control group shareholders agreement.” We refer to the shareholders agreement between us and TEP Chile, which sets forth our agreement concerning the governance, management and operation of the LATAM Group as the “LATAM Airlines Group-TEP shareholders agreement.” The control group shareholders agreement and the LATAM Airlines Group-TEP shareholders agreement set forth the parties’ agreement on the governance and management of the LATAM Group following the effective time.

This section describes the key provisions of the control group shareholders agreement and the LATAM Airlines Group-TEP shareholders agreement. The rights and obligations of the parties to the control group shareholders agreement and the LATAM Airlines Group-TEP shareholders agreement are governed by the express terms and conditions of the aforementioned shareholders agreements and not by this summary or any other information contained in this annual report on Form 20-F. The description of these control group shareholders agreement and the LATAM Airlines Group-TEP shareholders agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders agreements, which are incorporated by reference into this annual report on Form 20-F. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety.

Composition of the LATAM Airlines Group Board

Mr. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro were elected to the LATAM Airlines Group board of directors in June 2012 and confirmed as directors at a special meeting of the shareholders of LATAM held on September 4, 2012 in which the entire LATAM Airlines Group board of directors was reelected or replaced. Mr. Maurício Rolim Amaro was appointed chairman of LATAM Airlines Group’s board of directors for the first two years following such shareholders’ meeting. If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term. Thereafter, LATAM Airlines Group’s board of directors will appoint any of its members as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with LATAM Airlines Group’s by-laws.

Management of the LATAM Group

As of June 2012, Enrique Cueto Plaza became the CEO of LATAM or the (“CEO LATAM”). The CEO LATAM is the highest ranked officer of the LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is charged with the general supervision, direction and control of the business of the LATAM Airlines Group and certain other responsibilities set forth in the LATAM Airlines Group-TEP shareholders agreement. After any departure of the current CEO LATAM, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

As of June 2012, Ignacio Cueto Plaza became the CEO of LAN, or the “CEO LAN.” The CEO LAN reports directly to the CEO LATAM and has general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco I, TAM and its subsidiaries, and the international passenger business of the LATAM Group. The CEO LAN, together with Marco Antonia Bologna, the current the CEO TAM, are responsible for recommending a candidate to the CEO LATAM to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the CEO LAN and the CEO TAM. The key executives of the LATAM Group (other than the CEO LATAM and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the CEO LATAM.

The head office of the LATAM Airlines Group continues to be located in Santiago, Chile.

Governance and Management of Holdco I and TAM

We refer to the shareholders agreement between us, Holdco I and TEP Chile, which sets forth our agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, as the “Holdco I shareholders agreement” and to the shareholders agreement between us, Holdco I, TAM and TEP Chile, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time as the “TAM shareholders agreement.” The Holdco I shareholders agreement and the TAM shareholders agreement set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (collectively, the “TAM Group”) following the business combination of LAN and TAM.

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

Composition of the Holdco I and TAM Boards

The Holdco I shareholders agreement and TAM shareholders agreement generally provide for identical boards of directors and the same chief executive officer at Holdco I and TAM, with LATAM appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors). From September 2012 to September 2014, the chairman of the Holdco I and TAM boards of directors will be Maria Cláudia Oliveira Amaro.

The control group shareholders agreement provides that the persons elected by or on behalf of the LATAM controlling shareholders or the TAM controlling shareholders to our board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM Group CEO under the oversight of the board of directors of Holdco I. The day-to-day business and affairs of TAM will be managed by the TAM Diretoria under the oversight of the board of directors of TAM. The “TAM Diretoria” will be comprised of the TAM Group CEO, the TAM CFO, the TAM COO and the TAM CCO. Marco Bologna, currently the CEO of TAM, will be the initial CEO of Holdco I and TAM, or the “TAM Group CEO” and any successor CEO will be selected by us from three candidates proposed by TEP Chile. The TAM Group CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the board of directors of TAM. The initial chief financial officer of TAM, or the “TAM CFO,” has been jointly selected by us and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by us. The chief operating officer of TAM, or the “TAM COO,” and chief commercial officer of TAM, or the “TAM CCO,” will be jointly selected and recommended to the TAM board of directors by the TAM Group CEO and TAM CFO and approved by the TAM board of directors. These shareholders agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

Following the combination, TAM continues to be headquartered in São Paulo, Brazil.

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both LATAM and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

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

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LATAM controlling shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LATAM Airlines Group common shares as follows:

•

until such time as TEP Chile sells any of its LAN common shares (other than the exempted shares as defined below held by TEP Chile), the LATAM Airlines Group controlling shareholders will vote their LATAM Airlines Group common shares to elect to the LATAM Airlines Group board of directors any individual designated by TEP Chile unless TEP Chile beneficially owns enough LATAM Airlines Group common shares to directly elect two directors to the LATAM Airlines Group board of directors;

•

the parties agree to vote their LATAM Airlines Group common shares to assist the other parties in removing and replacing the directors such other parties elected to the LATAM Airlines Group board of directors;

•

the parties agree to consult with one another and use their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LATAM Airlines Group board of directors or the LATAM Airlines Group shareholders;

•

the parties agree to maintain the size of the LATAM Airlines Group board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM Airlines Group board of directors at a majority of the total number of directors of the LATAM Airlines Group board of directors; and

•

if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LATAM Airlines Group controlling shareholders, which we refer to as a “directed vote.”

The number of “exempted shares” of TEP Chile means that number of LATAM Airlines Group common shares which TEP Chile owns immediately after the effective time in excess of 12.5% of the outstanding LATAM Airlines Group common shares at such time as determined on a fully diluted basis.

The parties to the Holdco I shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

Pursuant to the control group shareholders agreement, the LATAM Airlines Group controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LATAM Airlines Group common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LATAM Airlines Group common shares, neither the LATAM Airlines Group controlling shareholders nor TEP Chile may sell any of its LATAM Airlines Group common shares, and TEP Chile may not sell its voting shares of Holdco I, until June 2015. Thereafter, sales of LATAM Airlines Group common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. After June 2022, TEP Chile may sell all of its LATAM Airlines Group common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LATAM Airlines Group controlling shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LATAM Airlines Group controlling shareholders have agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to us for the same consideration paid for such shares.

In addition, TEP Chile may sell all LATAM Airlines Group common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, after June 2015 if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LATAM Airlines Group held at least 12 months apart and LATAM Airlines Group has not yet fully exercised its conversion option described below. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the LATAM Airlines Group controlling shareholders is not elected to the board of directors of LATAM Airlines Group.

In addition, after June 2022 and after the occurrence of the full ownership trigger date (as described below under the “—Conversion Option” section), TEP Chile may sell all or any portion of its LATAM Airlines Group common shares, subject to (x) a right of first offer in favor of the LATAM Airlines Group controlling shareholders and (y) the restrictions on sales of LATAM Airlines Group common shares more than once in a 12-month period.

The control group shareholders agreement provides certain exceptions to these restrictions on transfer for certain pledges of LATAM Airlines Group common shares made by the parties and for transfers to affiliates, in each case under certain limited circumstances.

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

On or after June 2022, and after we have fully converted all of our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I as permitted by Brazilian law and other applicable laws, we will have the right to purchase all of the voting shares of Holdco I held by the controlling shareholders of TAM for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale, which amount we refer to as the “sale consideration.” If we do not timely exercise our right to purchase these shares or if, after June 2022, we have the right under applicable law in Brazil and other applicable law to fully convert all the shares of non-voting stock of Holdco I beneficially owned by us into shares of voting stock of Holdco I and such conversion would not have an adverse effect but we have not fully exercised such right within a specified period, then the controlling shareholders of TAM will have the right to put their shares of voting stock of Holdco I to us for an amount equal to the sale consideration.

Acquisitions of TAM Stock

The parties have agreed that all acquisitions of TAM common shares by LATAM Airlines Group, Holdco I, TAM or any of their respective subsidiaries from and after the effective time of the business combination will be made by Holdco I.

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

It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party. Such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2012.

Sale of the “Sitio LAN.”

On May 29, 2012 the Board of Directors of InmobiliariaAeronautica S.A., a subsidiary of LATAM Airlines Group, agreed to sell the real state located at AvenidaPresidente Riesco 5537, Las Condes, Santiago, through a public auction. Such process finished on July 18, 2012 and the property was awarded to Sinergia Inmobiliaria S.A. in the amount of UF 646,261 (approximately US$ 31,342,987.76 converted at the exchange rate on April 15, 2013). On July 31, 2012 the Purchase Agreement was executed.

SinergiaInmobiliaria S.A. is a related party to LATAM Airlines Group under the terms of article 100 (c) of the Securities Market Law as Juan José Cueto, member of LATAM Airlines Group´s Board of Directors, is also member of the Board of Directors of SinergiaInmobiliaria S.A.

Sale of the Blue Express facilities.

On September 28, 2012 the Board of Directors of InmobiliariaAeronautica S.A., a subsidiary of LATAM Airlines Group, agreed to sell the real state located at Avenida Circunvalación Américo Vespucio 1401, Quilicura, Santiago to Sotraser S.A., a subsidiary of Bethia S.A., in the amount of UF 301,000 (approximately US$ 14,598,187.60 converted at the exchange rate on April 15, 2013). On December 28, 2012 the respective Purchase Agreement was executed.

Sotraser S.A. is a related party to LATAM Airlines Group under the terms of article 100 (c) of the Securities Market Law 18,045, as it is controlled by Bethia S.A. which is controlled by Mr. Carlos Heller, member of LATAM Airlines Group’s Board of Directors.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-194.

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

On January 21, 2009, LAN Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, LAN Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of December 31, 2012, the pending amount to be paid during the next two years is approximately US$21.6 million and has been recorded within “Other Accounts Payable.”

On November 9, 2010 the EC imposed fines to 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$11.0 million). The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. This was the lowest fine applied by the European Commission, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. The appeal is still ongoing. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LAN, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On May 11, 2011, LAN Cargo announced that it had reached a settlement agreement with the class action plaintiffs in relation to this litigation. As per the settlement agreement, LAN Cargo agreed to pay US$59.7 million. In addition, ABSA also reached a settlement agreement with class action plaintiffs and agreed to pay US$6.3 million. The amounts were paid to the plaintiffs’ counsel escrow account in 2011.

In February 2006, the CCB, in conjunction with the DOJ, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets. Given the current stage of the proceeding, it is not possible at this time to anticipate with any precision the outcome of the investigation. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LAN in Canada. On January 31, 2012, the respective Board of Directors of LAN and LAN Cargo approved a settlement agreement with the class actions plaintiffs. As per the settlement agreement, LAN and LAN Cargo agreed to pay the amount of CAD$700,000 (approximately US$682,324 as of April 24, 2013). The settlement agreement and payment are pending court approval.

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

In January 2007, we announced that we had provided, through our wholly owned subsidiary, Atlantic Aviation Investments LLC (“AAI”), a total of US$17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”), convertible into shares of New Varig. On March 28, 2007, GOL announced that it was acquiring 100% of the equity participation in New Varig. Pursuant to the terms of the relevant loan agreements, upon the sale of New Varig to GOL, we sought repayment of the principal of the loans plus interest from VarigLogística S.A. (“VarigLog”), the parent company of New Varig. VarigLog failed to respond to our demands for repayment and we subsequently filed a lawsuit in New York State court on August 29, 2007, seeking repayment of the outstanding principal plus interest. On October 10, 2008, the Court granted summary judgment in our favor for the full principal amount of the loans, US$17.1 million and entered a final judgment on December 1, 2008. The Court also held that AAI was entitled to collect the interest due under the loan agreement along with reasonable attorneys’ fees. After a hearing, a special referee appointed by the Court to decide the issue recommended that AAI recover US$1.9 million in accrued interest and attorneys’ fees, and the Court approved that recommendation. VarigLog appealed that decision, and the decision was upheld. On March 3, 2009, VarigLog filed an insolvency proceeding (recuperação judicial) before the bankruptcy court in Brazil, and on March 31, 2009, VarigLog filed a Chapter 15 petition in bankruptcy court in Florida seeking recognition of its Brazilian filing. The Florida court has entered an order, based upon AAI’s stipulation with VarigLog pursuant to which there would be no stay against the continuation and commencement of legal actions by AAI against VarigLog and any of its affiliates but AAI would not be able to take any action against two discrete VarigLog assets located in the United States. AAI continues its enforcement efforts to recover the amounts owed to it by VarigLog under the loan agreements.

In July 2009, as a result of VarigLog’s continued failure to repay the amount owed to AAI, we instituted a second lawsuit in New York State court against MatlinPatterson Global Advisers LLC, MatlinPatterson Global Opportunities Partners II LP, MatlinPatterson Global Opportunities Partners (Cayman) II LP and Volo Logistics LLC (collectively, the “MP Entities”), seeking to hold them liable as the alter egos of VarigLog and asserting separate contract-based claims related to AAI’s loans to VarigLog. In its alter ego claim, AAI asserted that the MP Entities should be held liable for VarigLog’s debts, and obligated to repay what VarigLog has been adjudged to owe AAI by the prior decisions of the New York courts. In April 2010, the Court denied in large part the MP Entities’ motion to dismiss AAI’s complaint. Thereafter, the MP Entities answered AAI’s complaint, and Volo Logistics LLC (“Volo”) filed counter-claims against AAI and its direct and indirect parents, LAN Pax Group S.A. (“LAX Pax”) and LAN, seeking declaratory relief and damages for breach of contract and tortious interference with contract. AAI and LAN moved to dismiss all of the counterclaims. AAI also moved for summary judgment on one of its breach of contract claims in September 2010. In May 2011, the Court granted summary judgment in favor of AAI as to the liability of MatlinPatterson Global Opportunities Partners II LP, MatlinPatterson Global Opportunities (Cayman) II LP and Volo (collectively, the “MP Fund Entities”) for breach of contract. In the same decision, the Court dismissed the majority of Volo’s counterclaims. The MP Entities separately appealed both the Court’s decision granting AAI summary judgment and the decision to dismiss the majority of Volo’s counterclaims. In June 2011, AAI also moved for summary judgment against the MP Fund Entities to establish the amount of damages owed as a result of the Court’s granting of AAI’s motion for summary judgment on liability. In July 2011, the Appellate Court stayed the proceedings on AAI’s motion for summary judgment on damages pending the MP Entities’ appeal with respect to liability. As a condition of the stay, the MP Fund Entities were required to post an undertaking in the amount of $17 million, the full amount of which was guaranteed by Weston Surety Company. In February 2012, the Appellate Court unanimously affirmed the lower Court’s grant of summary judgment in favor of AAI on the issue of liability. The MP Fund Entities’ motion for leave to appeal to New York’s highest court was also denied, thereby exhausting their last appeal with respect to the grant of summary judgment on liability. In June 2012, AAI and the MP Fund Entities completed the remaining briefing on AAI’s motion for summary judgment on damages. In July 2012, the Court entered a stipulation between the parties lifting the stay on proceedings imposed by the Appellate Court and allowing the damages phase of the litigation to proceed. The Court has yet to set a date for oral argument on AAI’s motion for summary judgment on damages.

Legal proceedings involving TAM

TAM Linhas Aéreas is party to 3 actions filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft which crashed during departure, in addition to 27 actions filed by residents of the region of where the accident occurred, who are claiming pain and suffering, and a class action related to this crash. Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in TAM’s insurance policy with ItaúUnibancoSeguros S.A. We believe that the cap of U.S.$ 400 million in that insurance policy is sufficient to cover any potential penalties and judicial or extrajudicial agreements arising as a result of this matter.

Insurance coverage has been sufficient to cover the liabilities arising from an accident that occurred in July 2007 involving an Airbus A320 aircraft from TAM Linhas Aereas. Settlements have been made directly between the insurance company and the victims’ families. As of December 31, 2012, approximately 196 settlements have occurred and others are under negotiation between the insurance company and victims’ families. Management believes that the insurance coverage is adequate and that TAM will not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM’s obligation to pay damages.

TAM Linhas Aereas challenged the constitutionality of a change in the tax basis of the PIS and the increase in the contribution and basis calculation of COFINS, introduced under Law No. 9.718/98. On November 9, 2005, the Brazilian Supreme Court of Justice ruled that the change in the tax basis of the PIS was unconstitutional. During 2006, TAM Linhas Aereas was successful in obtaining one favorable ruling which enabled TAM to partially reverse a tax assessment of R$46. In November 2009, Brazil established the Fiscal Recovery Program (“REFIS”) to refund amounts previously required under Law No. 9.718/98. TAM Linhas Aéreas has applied to REFIS to settle its outstanding tax assessments relating to Law No. 9.718/98.

Proceedings had been filed against TAM LinhasAéreas concerning the alleged failure to pay ICMS due on imported aircraft, parts and engines. In response, TAM had filed the appropriate challenges on the basis that ICMS should not be payable on leased aircraft. On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in TAM’s favor in respect of one of these cases. On the basis of this precedent decision and of recent rulings of the Superior Tribunal of Justice, we believe our chance of loss in respect of the other pending cases is remote. We had not established any provisions for the amounts in question.

TAM Linhas Aereas filed an ordinary action with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Payment of the tax credit is suspended by virtue of the injunctive relief granted in TAM’s favor. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the INSS). In 2004 and 2011, the INSS issued an assessment notice tolling the Statute of Limitations of the social security credit as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The administrative proceedings have been suspended until completion of the judicial process. The approximate adjusted value of this proceeding as of December 31, 2012 was R$ 271 million. In the opinion of our legal advisors, chance of losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of R$271 million pending the final outcome of the matter.

TAM Linhas Aereas is a plaintiff in an action filed against the Brazilian government in 1993 seeking damages for the break-up of an air transport concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM requesting clarification of the initial decision.The estimated value of the action is R$245 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is probable. We have not recognized these credits in our financial statements and will only do so if and when the aforementioned decision is final.

TAM Linhas Aereas filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das TarifasAeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, as of December 31, 2012 totaled R$1,146 million.

In addition, one administrative proceeding had been filed against TAM Linhas Aéreas concerning the alleged failure to pay an Industrialized Products Tax (“IPI”) and Import Tax (“II”) due on imported aircraft. In response, we filed the appropriate challenges on the basis that no federal tax should be payable on the imported aircraft because it is leased aircraft. The total amount involved in this administrative proceeding is R$770 million. In April 2013, the Conselho Administrativo de Recursos Fiscais (“CARF”) ruled the case in our favor and definitively released the Company from paying the initial debt.

Dividend Policy

In accordance with the Chilean Corporation Law, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, unless the shares have not been fully paid by the shareholder after being subscribed.

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

A. Offer and Listing Details

The principal trading market for our common shares is the SSE. The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs have been listed on the NYSE under the symbol “LFL” since November 7, 1997. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. On June 22nd the common shares additionally started to be traded on the Brazilian Stock Exchange (“Bovespa”) under the symbol LATM11. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the SSE for the common shares and the high and low closing prices on the NYSE for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

Period	Ch$ per Common Share		US$ per ADS		R$ per BDR
	Low	High	Low	High	Low	High

2008	4,350.00	7,110.00	6.90	14.87

2009	7,798.10	8,664.30	15.77	16.90

2010	14,790.00	15,600.0	30.79	32.68

2011
Quarters:
First	11,755.00	15,150.0	24.30	31.39
Second	9,200.00	10,550.0	25.15	29.57
Third	10,000.00	15,900.0	20.56	31.91
Fourth	14,200.00	15,600.0	18.65	25.98

Annual:
Annual 2011	14,790.00	15,600.0	18.65	31.91

2012
Quarters:
First	11,918.1	14,360.7	23.28	29.40
Second(*)	11,833.1	14,290.7	23.47	29.39	52.40	53.35
Third	11,084.2	12,939.9	22.73	26.10	45.50	52.30
Fourth	10,577.3	12,393.0	22.10	26.10	45.33	52.01

Months:
September	11,148.2	12,120.1	23.09	25.91	46.02	51.50
October	11,782.1	12,393.0	24.58	26.10	46.03	52.01
November	10,593.3	11,907.1	22.10	24.89	45.50	50.99
December	10,577.3	11,260.0	22.18	23.56	45.33	48.21

Annual:
Annual 2012	10,577.3	14,360.7	22.10	29.40	45.33	53.35

2013
Months:
January	11,293.0	11,863.0	23.44	25.08	45.01	49.52
February	11,135.0	11,648.0	23.41	24.64	45.05	47.01
March (as of March 12, 2013)	11,116.0	11,365.0	23.57	23.85	45.05	46.25

Source: Santiago Stock Exchange, the New York Stock Exchange and the Bovespa

(*)	From June 22, 2012, following the combination of LAN and TAM, the trading stock continues to be listed as “LFL” on the NYSE and as “LAN” on the SSE, but reflects the value of the combined operating entity, LATAM Airlines Group.

As of March 30, 2013, a total of 483.6 million common shares were outstanding, including common shares represented by ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Trading

Chile

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

Brazil

Bovespa is a Brazilian publicly-held company, created in 2008, through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros).

Bovespa is the most important Brazilian institution to intermediate equity market transactions and the only securities, commodities and futures exchange in Brazil. Trading on such exchanges is limited to member brokerage firms and to limited number of authorized non-members. LATAM’s common shares are listed on the Bovespa.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than major U.S. and European securities markets. Any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, but in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporation law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Trading through Bovespa occurs on each business day between 10:00 a.m. to 4:20 pm (Brazilian local time).

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

Organization and Register

LATAM Airlines Group is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. LATAM Airlines Group was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (Diario Oficial de la República de Chile) No. 31.759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices y Comercio de Santiago) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws and the Chilean Corporation Law. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, a recent legal amendment has forbidden certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the SVS, either voluntarily or pursuant to a legal obligation. In addition, Article 5 of the Chilean Securities Market Law indicates which corporation’s shares must be registered with the Securities Registry:

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

Ownership Restrictions

Under Articles 12 and 20 of the Securities Market Law and General Rule 269 issued by the SVS in 2009, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, the beneficial owners of ADSs that directly or indirectly hold 10% or more of the subscribed capital of LATAM Airlines Group, or that reach or exceed such percentage through an acquisition, are required to report to the SVS and the Chilean stock exchanges, the day following the event:

•	any acquisition or sale of shares; and

•	any acquisition or sale of contracts or securities the price or performance of which depends on the price variation of the LATAM Airlines Group’s shares.

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

Consequently, a beneficial owner of ADSs intending to acquire control of LATAM Airlines Group will be subject to the foregoing reporting requirements.

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

However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were canceled and no longer available for issuance by us. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase, allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of February 28, 2013, our share capital consisted of 483,555,791 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to an employee compensation plan approved by extraordinary shareholders’ meetings held on December 21, 2011 and September 4, 2012, the issuance of certain shares has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on December 21, 2016.

Preemptive Rights and Increases in Share Capital

The Chilean Corporation Law requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that company issues new shares for cash, except for up to 10% of the capital increase which may be designated to employee compensation pursuant to article 24 of the Corporation Law. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.

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

Under Chilean law, preemptive rights are freely exercisable, transferable or waived by shareholders during a thirty-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders’ meeting. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry of LATAM Airlines Group as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such thirty-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third parties. For that thirty-day period and an additional thirty-day period, Chilean publicly held corporations are not permitted to offer any unsubscribed common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional thirty-day period, Chilean publicly held corporations are authorized to sell non-subscribed shares to third-parties on any terms, provided they are sold on a Chilean stock exchange.

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

If as noted in clause (vi) of the preceding paragraph, the transaction is to be approved by the shareholder’s meeting, the following additional rules apply: (i) the board shall appoint an independent appraiser that shall report to the shareholders on the transaction; (ii) the director’s committee or the non-involved directors may appoint a second independent appraiser; (iii) the appraiser’s reports shall be made available for fifteen days; (iv) the receipt and availability of the reports shall be disclosed as a material fact; (iv) directors shall render an opinion on the transaction within five business days after receiving the reports.

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

The Chilean Corporation Law sets forth a number of exceptions to the foregoing rules. In the following situations, transactions with related parties may be carried out without complying with the foregoing rules: (i) if a transaction does not involve a substantial amount (if it does not exceed 1.0% of the net worth of the company and does not exceed the equivalent of 2,000 UF or approximately US$96,554 as of the date of this annual report on Form 20F) unless such a transaction exceeds 20,000 UF (for this calculation all similar transactions carried out within a consecutive 12-month period between the same parties or for the same subject matter, shall be deemed as a single transaction), (ii) transactions which according to the policies determined by the board of directors, are deemed to be within the ordinary course of business (the determination of such policies shall be disclosed as a material fact and made available to shareholders), and (iii) if the counterparty is an entity in which the publicly-traded company has, directly or indirectly, at least a 95.0% ownership. As per the exemption indicated in (ii) above, on December 29, 2009, the Board of Directors of LATAM Airlines Group established policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on September 4, 2012, and the most recent ordinary annual meeting of our shareholders was held on April 26, 2012.

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

Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series. As noted above, LATAM Airlines Group does not have special series of shares.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the fifteen-day period before a scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation is required to send to every shareholder notice by regular mail, a notice containing a reference to the issues that will be discussed, together with instructions to obtain all the appropriate documentation regarding those issues, and publish such notice on its website. The board is also required to provide a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder who has requested a written notice. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

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

Dividend and Liquidation Rights

In accordance with the Chilean Corporation Law, LATAM Airlines Group must distribute an annual cash dividend equal to at least 30% of its annual net income calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there is no net income in a given year, LATAM Airlines Group can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by LATAM Airlines Group, unless the shares have not been fully paid by the shareholder after being subscribed.

For all dividend distributions agreed by the board of directors in excess of the mandatory minimum of 30% noted in the preceding paragraph, LATAM Airlines Group may grant an option to its shareholders to receive those dividends in cash, or in shares issued by either LATAM Airlines Group or other corporations. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases in Share Capital” above.

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

In the event of LATAM Airlines Group’s liquidation, the holders of fully paid common shares would participate pro rata in the distribution of assets remaining after payment of all creditors. Holders of shares not fully paid will participate in such distribution in proportion to the amount paid.

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

Registration and Transfers

The Depósito Central de Valores, (“DCV”), acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C. Material Contracts

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

On February 15, 2011, we entered into supplemental agreement No.30 to the Purchase Agreement No.2126 to acquire three additional Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$510 million.

On May 10, 2011, we entered into supplemental agreement No.31 to the Purchase Agreement No.2126 to acquire five additional Boeing 767-300 passenger aircraft and four purchase rights for Boeing 767-300 passenger aircraft. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$870 million.

On December 22, 2011 we entered into supplemental agreement No.32 to the Purchase Agreement No.2126 to exercise two purchase options for two additional Boeing 767-300 passenger aircraft,while the remaining purchase options were deleted. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$340 million.

Boeing 787-8/9 Fleet

On October 29, 2007, we entered into Purchase Agreement No. 3256 with the Boeing Company (“Purchase Agreement No. 3256”) to acquire 18 Boeing 787-8 aircraft and eight Boeing 787-9 aircraft to be delivered between 2012 and 2016. This purchase agreement provides us with the option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018. The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract is US$3.2 billion.

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

On August 24, 2012, we entered into supplemental agreement No. 3 to the Purchase Agreement No. 3256 to replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.

Boeing 777 Freighter Fleet

On July 3, 2007, we entered into Purchase Agreement No. 3194 with the Boeing Company (“Purchase Agreement No. 3194”) to acquire two Boeing 777 freighter aircraft with schedule deliveries dates in 2011 and 2012.The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract was US$545 million.

On March 22, 2010, we entered into letter agreement 6-1162-KSW-6454R2 to the Purchase Agreement No. 3194 to transfer two purchase rights from Purchase Agreement No. 2126 to Purchase Agreement No. 3194.

On November 2, 2010, we entered into supplemental agreement No. 2 to the Purchase Agreement No. 3194, to exercise one of the two options for a Boeing 777 freighter aircraft with schedule delivery date in 2012.The estimated gross value (at list prices) of this aircraft was US$280 million.

On September 22, 2011, we entered into supplemental agreement No. 3 to the Purchase Agreement No. 3194 to advance the schedule delivery date of one firm Boeing 777 freighter aircraft during 2012.

On August 9, 2012, we entered into supplemental agreement No. 4 to the Purchase Agreement No. 3194 to reflect the configuration of the aircraft covered under such Purchase Agreement.

Airbus

On March 20, 1998, we entered into the Second A320-Family Purchase Agreement with Airbus S.A.S. (“Second A320-Family Purchase Agreement”) to acquire five Airbus 320 family aircraft.

On November 14, 2003, we entered into amendment No. 1 to the Second A320-Family Purchase Agreement to exercise three purchase rights for Airbus 319 aircraft, among other things.

On October 4, 2005, we entered into amendment No. 2 to the Second A320-Family Purchase Agreement to acquire twenty five additional Airbus 320 family aircraft and fifteen purchase rights for Airbus A320-Family aircraft.

On March 6, 2007, we entered into amendment No. 3 to the Second A320-Family Purchase Agreement to exercise fifteen purchase rights for fifteen Airbus A320-Family aircraft.

On December 23, 2009, we entered into amendment No. 5 to the Second A320-Family Purchase Agreement to acquire thirty additional Airbus A320-Family aircraft. The estimated gross value (at list prices) of these aircraft was US$2.0 billion.

According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

On May 10, 2010, we entered into amendment No. 6 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft and advance the scheduled delivery date of thirteen aircraft.

On May 19, 2010, we entered into amendment No. 7 to the Second A320-Family Purchase Agreement to advance the scheduled delivery date of three aircraft.

On September 23, 2010, we entered into amendment No. 8 to the Second A320-Family Purchase Agreement to convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.

On December 21, 2010, we entered into amendment No. 9 to the Second A320-Family Purchase Agreement to acquire fifty additional Airbus A320-Family aircraft. The estimated gross value (at list prices) of these aircraft was US$2,600,000,000.

On June 10, 2011, we entered into amendment No. 10 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.

On November 3, 2011, we entered into amendment No. 11 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft and defer the schedule delivery date of four aircraft.
On November 19, 2012, we entered into amendment No. 12 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft, identify certain Aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.

On June 22, 2011, we entered into A320 NEO Purchase Agreement (“A320 NEO Purchase Agreement”) to acquire twenty Airbus 320 NEO family aircraft with schedule delivery dates in 2017 and 2018. The estimated gross value (at list prices) of these aircraft is US$1.7 billion.

Between April and August 2011, we entered into Buyback Agreements No. 3001, 3030, 3062, 3214 and 3216 with Airbus Financial Services for the sale of five A318 aircraft for approximately US$107 million. Between August 2012 and January 2013, we entered into Buyback Agreements No. 3371, 3390, 3438, 3469 and 3509 with Airbus Financial Services for the sale of five A318 aircraft for approximately US$102 million.

For more information, see “Item 4. Information on the Company—Fleet—Fleet Leasing and Financing Arrangements.”

GE Commercial Aviation

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.

For more information, see “Item 4. Information on the Company—Fleet—Fleet Leasing and Financing Arrangements.”

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

General Electric Company

On July 11, 2011 we entered into Letter Agreement No.12 to the General Terms Agreements No. 6-9576 with General Electric Company for the purchase of four new CF6 80CB6F engines with delivery on 2013 and one purchase right for a CF6 80CB6F engine.

Pratt & Whitney Engine Leasing

On July 28, 2011, we entered into Used PW6122A Five Engine Purchase Agreement with Pratt & Whitney Engine Leasing, LLC for the sale of five PW6122A engines.

Sale of the “Sitio LAN.”

On May 29, 2012 the Board of Directors of Inmobiliaria Aeronautica S.A., a subsidiary of LATAM Airlines Group, agreed to sell the real state located at Avenida Presidente Riesco 5537, Las Condes, Santiago, through a public auction. Such process finished on July 18, 2012 and the property was awarded to Sinergia Inmobiliaria S.A.in the amount of UF 646,261 (approximately US$31,342,987.6, converted at the exchange rate on April 15, 2013). On July 31, 2012 the Purchase Agreement was executed.

Sale of the Blue Express facilities.

On September 28, 2012 the Board of Directors of Inmobiliaria Aeronautica S.A., a subsidiary of LATAM Airlines Group, agreed to sell the real state located at Avenida Circunvalación Américo Vespucio 1401, Quilicura, Santiago to Sotraser S.A., a subsidiary of Bethia S.A., in the amount of UF 301,000 (approximately US$14,598,187.60 converted at the exchange rate on April 15, 2013). On December 28, 2012, the Purchase Agreement was executed.

TAM Material Contracts

A320/A330 Family Purchase Agreements

In November 2006, TAM entered into a purchase agreement with Airbus S.A.S. for the purchase of 31 A320-Family Aircraft and 6 A330-200 aircraft, with deliveries between 2007 and 2010.

In January 2008, TAM entered into a new purchase agreement for 20 A320-Family Aircraft and 4 A330-200 aircraft, with deliveries between 2007 and 2014.

In July 2010, TAM entered a purchase agreement for 20 A320-Family Aircraft with deliveries between 2014 and 2015.

In October 2011, TAM entered into a new purchase agreement for 10 A320-Family Aircraft with deliveries between 2016 and 2017, plus 22 A320 NEO Family Aircraft with deliveries between 2016 and 2018, plus 10 options rights for A320 NEO Family Aircraft.

In January 2012, TAM entered into Amendment No. 12 to the A320/A330 Purchase Agreement to reschedule the delivery dates of certain aircraft.

In November 2012, TAM entered into Amendment No. 13 to the A320/A330 Purchase Agreement to convert the aircraft type of A320 family aircraft.

In December 2012, TAM entered into Amendment No. 14 to the A320/A330 Purchase Agreement to convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.

A350 Family Purchase Agreement

In January 2008, TAM entered into a purchase agreement with Airbus S.A.S. for the purchase of 22 A350 aircraft plus 10 options rights for A350 aircraft. On July 2010, TAM exercised option rights for 5 of the A350 aircraft, with the remaining 5 option rights to be exercised in the future.

CFM56-5B Engine Maintenance Contract

In March 2006, TAM entered into an exclusive services agreement with GE Celma, a Brazilian subsidiary of General Electric Engine Services division, which remains in force until the latest Airbus A320 family aircraft powered by CFM56-5B engines is delivered to TAM (scheduled to occur in 2026).

V2500-A5 Engine Maintenance Agreement

In 2000, TAM entered into an engine maintenance contract with MTU Motoren-und Turbinen-Union München GmbH, or MTU, pursuant to which MTU agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 TAY650-15 aircraft engines. This contract is complemented by a novation and amendment agreement between us and Rolls-Royce Brazil Ltda. pursuant to which Rolls-Royce Brazil Ltda., replaced MTU as contract counterparty. This agreement terminates on June 30, 2015.

PW4168 Engine Maintenance Agreement

In June 2007, TAM Linhas Aéreas S.A. entered into an engine maintenance services agreement with Pratt & Whitney covering more than 20 engines contained in TAM’s A330-200 fleet. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for TAM.

Sabre Contract

In October 2003, TAM entered into a general services agreement with Sabre Travel International Limited, pursuant to which TAM was granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. This agreement will remain in force for ten years, unless cancelled early by either party.

Amadeus Contract

In July 2009, TAM entered into a general services agreement with Amadeus IT Group S.A., pursuant to which TAM was granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. This agreement will remain in force for ten years, unless cancelled early by either party.

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

Article 47 of the Central Bank Act and former Chapter XXVI of the Central Bank Foreign Exchange Regulations regulated the foreign exchange aspects of the issuance of ADSs by a Chilean company until April 2001. According to former Chapter XXVI, the Central Bank of Chile and the depositary had to enter into an agreement in order to gain access to the formal exchange market. The issuers of the shares underlying the ADSs and the custodian could also be parties to these agreements.

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

However, all contracts executed under the provisions of former Chapter XXVI (including the foreign investment contract among LATAM Airlines Group, the Central Bank of Chile and the ADS depositary, or the “Foreign Investment Contract”), remained in full force and effect and continued to be governed by the provisions, and continued to be subject to the restrictions, set forth in former Chapter XXVI at the time of its abrogation. Our Foreign Investment Contract guaranteed ADS investors access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and repatriate amounts received with respect to deposited common shares or common shares withdrawn from deposit or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising from them).

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

Therefore, any shares issued by LATAM Airlines Group pursuant to the exchange offer and the mergers would not be covered by the Foreign Investment Contract. Based on the foregoing, and in order for all ADS to be subject to the same exchange control regime, LATAM Airlines Group’s Board of Directors resolved to enter into a termination agreement with respect to the Foreign Investment Contract. On October 17, 2012 the Central Bank of Chile, the depositary and LATAM Airlines Group entered into a termination agreement in respect of the Foreign Investment Contract. ADR holders were notified about this termination in accordance to Section 16 of the depositary agreement.

Upon termination of the Foreign Investment Contract, the ADR program is governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad.” According to Chapter XIV, the establishment of an ADR program is regarded as an ordinary foreign investment, and it is not necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility. The establishment of an ADR facility only requires that the Central Bank of Chile be informed of the transaction, and that the foreign currency transactions related thereby be conducted through the Formal Exchange Market.

Investment in Our Shares and ADRs after the business combination with TAM

As a result of the merger with TAM, investments made in shares of our common stock are subject to the following requirements:

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

Chilean Tax

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

Cash Dividends and Other Distributions

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced.Last year, law 20.630 modified and fixed the rate provisional of the first category tax from 18.5% to 20% from 2012 onwards.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a First Category Tax rate of 17%, and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

The Company’s taxable income	100.00
First Category Tax (20% of Ch$100)	(20)
Net distributable income	80.00
Dividend distributed (30% of net distributable income)	24
First category increase	6.00
Withholding Tax (35% of the sum of Ch$24 dividend plus Ch$6 First Category Tax paid)	(10.5)
Credit for 20% of First Category Tax	6.00
Net tax withheld	(4.5)
Net dividend received	19.5
Effective dividend withholding rate	18.75%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)1 – (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the Company’s Taxable Profit Fund. The Effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, which results in an effective rate of 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, from 2004 until 2010, the First Category Tax rate was 17%, which results in an effective rate of Withholding Tax of 21.69%, In 2011 the First category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2012 the First category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. From 2013 onwards the First category Tax rate will be 20%, which results in an effective rate of Withholding Tax of 18.75%,

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If as of December 31 of the year in which the dividend is paid, the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

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

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax (18.5% or 20% in 2012, and from 2013 onwards 20%) and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax. Unless the gain subject to taxation can be determined, case in which the withholding is equal to 20% or 18.5% (this last rate if the sale was between January to August 2012) , on the gain, or (ii) 20% of the total amount (the sale price without any deduction), paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$47,581 as of March 28, 2012) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

United States Federal Income Tax Considerations

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds common shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells common shares or ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and the Republic of Chile. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the common shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares or ADSs.

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the Chilean and other tax consequences of owning and disposing of common shares and ADSs in your particular circumstances.

ADSs

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the common shares represented by those ADRs. Exchanges of common shares for ADRs, and ADRs for common shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation.

If you are a noncorporate U.S. holder, dividends paid on the ADSs that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains if you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the ADSs will be treated as qualified dividend income if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Because our common shares are not expected to be listed on any United States securities market, the U.S. dollar amount of dividends received with respect to our common shares (including dividends received by a noncorporate U.S. holder) will be subject to taxation at ordinary income tax rates.

You must include any Chilean tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean pesos payments made, determined at the spot Chilean pesos/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Chilean law, as is the case if the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive as described above under “—Taxation—Chilean Tax—Cash Dividends and Other Distributions,” the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that commons shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, gain realized on the sale or other disposition of your commons shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the commons shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your commons shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your commons shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Given the nature of its business, LATAM is exposed mainly to three types of market risk:

•	Jet fuel price fluctuations;

•	Interest rate fluctuations; and

•	Exchange rate fluctuations.

Management assesses the level of our exposure to these risks periodically to determine the extent to which we should hedge against them and the most effective mechanisms to implement the hedge. LATAM purchases derivative instruments in foreign markets to offset market risk exposure, typically utilizing a mixture of call options, collar structures and fixed price swaps agreements. LATAM does not enter into or hold derivative contracts for trading purposes.

Risk of Fluctuations in Jet Fuel Prices

Individually, LAN and TAM forecasted fuel consumption for 2012 of 608.9 million and 676.6 million gallons, respectively. Since the combination of their business operations, LATAM has been managing the fuel hedging program for both LAN and TAM, based on an approved policy. This policy aims to hedge approximately 20-60% of our aggregate fuel consumption, using swaps, calls and collars for the expected fuel consumption from 12-24 months.

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil, OPEC decisions, refinery capacities, stock levels of crude oil and geopolitical factors. In order to minimize the risk of jet fuel price fluctuations, LATAM hedges against such risk using derivative instruments.

Because jet fuel is not traded in organized futures exchanges, there are limited options to hedge against jet fuel price fluctuations. However, LATAM considers financial derivative instruments in other commodities such as crude oil or heating oil, to be useful for decreasing its exposure to jet fuel price increases.

LATAM uses swaps, calls and collars to hedge against fuel prices fluctuations. Swap contracts allow us to eliminate the volatility risk by fixing the price. In a typical swap contract, LATAM is compensated if the market price is above the fixed price at certain predetermined dates, and must make disbursements if the market price is below the fixed price at those dates. Call options give us protection against rise in prices. Call option are only exercised when the market price is above the predetermined strike price thus providing LATAM with protection with no downside risk. Collars are a combination of call and put options that limit the range of possible positive or negative outcomes to a specific price range. Above the predetermined ceiling price, LATAM is compensated for the difference between the market price and the ceiling price. For any price below the predetermined floor price, LATAM has to disburse the difference between the market price and the floor price.

We may be exposed to fuel hedging transaction losses if our counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. For more information see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business” ..

During 2012, 2011 and 2010 we entered into a mix of swaps, calls, zero cost collars, three-way collars and collars option contracts on WTI, BRENT and HEATING OIL prices with investment banks and other financial entities for notional fuel purchases. Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2012 LATAM(1)	2011 LAN	2010 LAN
	(millions of US$)
Gallons Purchased	598.4	397.8	282.7
% Total Annual Fuel Consumption	46.6%	69.8%	55.5%
Combined Result of Hedges (in US$)	–1.8	+39.9	+1.0

(1)	Includes TAM’s fuel hedging from June 23, 2012.

As of December 31, 2012, the fair value of our outstanding fuel related derivative contracts was estimated to be US$9.9 million (asset).

Fair value by quarter of LATAM’s fuel related hedges, as of December 31, 2012

1Q13	2Q13		3Q13		4Q13		1Q14		2Q14	Total
(millions of US$)
–3.14	–	0.99	–	1.26	–	1.57	–	3.37	+0.42	–	9.91

Gains and losses on the hedging contracts outlined above are recognized as a cost of sales in the income statement when the fuel subject to the hedge is consumed. Premiums paid related to fuel derivative contracts are recorded as prepaid expenses (current assets) and recorded as an expense at the time the contract expires.

Under IFRS, the fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item is hedged for more than 12 months, and as a current asset or liability if the remaining term of the item hedged for less than 12 months. The fair value of the derivative contracts is deferred within an equity reserve account. Please see Note 2.10 to our audited consolidated financial statements.

Sensitivity analysis

In order to protect the Company from increases in fuel prices, a portion of the fuel consumption is hedged using a mixture of protective instruments (call, collars) and fixing instruments (swaps). To keep the Company competitive, a portion of the fuel consumption is not hedged, as a drop in fuel prices positively affects the Company through a reduction in costs.

As the current positions do not represent changes in cash flows but a variation in the exposure to the market value, the Company’s current hedge positions have no impact on income; they are booked as cash flow hedge contracts, so a variation in fuel prices has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was June 30, 2014, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the WTI and BRENT crude futures benchmark price at the end of December 2012, 2011 and 2010.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
WTI or BRENT benchmark price	2012 LATAM	2011 LAN	2010 LAN
	(millions of US$ per barrel)
+5	+12.6	+16.5	+16.7
–5	–11.3	–13.8	–15.7

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IAS 39 (IFRS principles for recognizing and measuring financial instruments).

Given the fuel hedge structure as of December 31, 2012, which considers a hedge-free portion, a vertical fall by US$5 in the WTI and BRENT benchmark price (the monthly daily average) for each month would have meant savings of approximately US$91.0 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the WTI and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$90.4 million of the Company’s total fuel consumption.

Risk of Fluctuations in Interest Rates

As of December 31, 2012, LATAM had US$9,573 million in outstanding interest bearing loans. LATAM uses swaps and caps to reduce the impact of an increase of interest rates. Following the combination of LAN and TAM, LATAM is more exposed to fluctuations of interest rates (before giving effect to swaps), as more than half of TAM’s outstanding debt bears interest at a floating rate. Individually as of December 31, 2012, 44.2% of TAM’s outstanding debt is in the form of fixed rate loans, and 77.5% of LAN’s outstanding debt was effectively at fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument. On a combined basis, 62% of LATAM outstanding debt as of December 31, 2012 was effectively at fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fix rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$3,598 million from which 78.2% is assigned to aircraft financing and 21.8% to non-aircraft financing. The fixed interest rate debt amounts to US$4,797 million from which 70.7% is assigned to aircraft financing and 29.2% to non-aircraft financing. The interest rate hedged debt amounts to US$1,179 million from which 94.9% is assigned to interest rate swaps and 5.1% to interest rate caps.

Since July 2001, we have entered into 31 swap contracts to hedge an initial floating rate-exposure debt of US$1,321 million. Under an interest rate swap contract, given the case of decreases in interest rates, LATAM has to pay compensation equal to the difference between the fixed and floating rate times the outstanding debt under the specific contract. However, under such contracts the interest rate has a floor preventing LATAM from incurring major financial losses. Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2012, the fair value of all the interest rate swaps was estimated to be US$157 million.

Since December 2002, we purchased 9 interest rate cap contracts for a total notional amount of US$255 million. These caps are intended to limit the Company’s exposure arising from variable-rate debt. These contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps are matched. As of December 31, 2012, the fair value of these contracts was estimated to be US$0.01 million.

The premiums paid on the cap contracts were allocated to individual caplets and recognized in the income statement throughout the term of each contract. Under IAS 39 these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. For IFRS purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater than the change in the fair value of the Company’s option.

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing has enabled the Company to have a predictable interest rate costs, reducing the cash volatility. As of December 31 2012, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.0%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2012 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2012 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2013	2014	2015	2016	2017	2018 and thereafter
	(thousands of US$)
Interest-bearing liabilities	4.0%	1,276	1,219	1,263	1,153	1,517	3,145

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2012 on our debt after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31
	2012 LATAM		2011 LAN		2010 LAN
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	–	33.69	–	3.06	–	1.18
–100 basis points		+33.69		+3.06		+1.18

Changes in market conditions produce a change in the valuation of current financial instruments hedging against fluctuations in interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made by increasing (decreasing) 100 basis points of the three-month Libor futures curve.

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31
	2012 LATAM	2011 LAN	2010 LAN
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+33.61	+40.70	+42.39
–100 basis points	–35.48	–43.20	–45.35

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

Risk of Variation in Foreign Currency Exchange Rates

LATAM sells most of its services in U.S. dollars (or prices equivalent to the U.S. dollar) and, following the combination with TAM, in Brazilian real. A large part of its expenses are denominated in U.S. dollars (or its equivalents), particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Of LATAM’s total expenses, the main item denominated in local currencies is employee remuneration. During 2012, 54% of our operating revenues and 42% of our operating expenses were denominated in U.S. dollars. In 2012, the proportion of our operating revenues denominated in U.S. dollars has decreased due to the combination with TAM, increasing our exposure to Brazilian domestic market and Brazilian real as compared to 2011. However, because we conduct business in local currencies in several countries, we face the risk of variations in multiple foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican peso, the Peruvian nuevo sol, the Venezuelan bolivar or the euro against the U.S. dollar could have an adverse effect on us as part of our revenues and receivables are denominated in those currencies. The Company may enter into derivative contracts to protect the possible appreciation or depreciation of the currencies against the functional currency of the Company.

Balance sheet exposure of LATAM to the Brazilian real is related to the functional currency of TAM and its balance sheet currency mismatch, as more of TAM’s debt is denominated in U.S. dollars as compared to its assets denominated in U.S. dollars. When the balance sheet denominated in U.S. dollars is translated to Brazilian real, the financial results of TAM may fluctuate and therefore could impact LATAM’s financial results. The following table shows the sensitivity of TAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position as of December 31
	2012	2011	2010
	LATAM	TAM	TAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+404.19	+439.16	+315.34
+10%	–404.21	–439.16	–315.34

The prices of frequent flyer points of TAM’s subsidiary, Multiplus S.A., are denominated in U.S. dollars. As the functional currency is the Brazilian real, the sale of these frequent flyer points are subject to variations in the R$/US$ exchange rate. To reduce its exposure, Multiplus S.A. has entered into exchange rate collars.

The following table presents the notional amount and the market value of the derivative exchange rate collars for each maturity date. The expiration dates of the derivatives coincide with the probable date of redemption of the frequent flyer points. The redemption of the frequent flyer points are recognized as a highly probable event and will be recognized as income, on average, six months after redemption.

	Multiplus exchange rate collars Position as of December 31(millions of US$)
	2013		2014		Total
Foreign Currency Derivative
Notional Value (MU$)		+283.00		+18.00		+301.00
Market Value (MU$)	–	14.68	–	0.55	–	15.23

If the Brazilian real appreciates or depreciates by 10% against the U.S. dollar and all other variables are held constant, the financial results of Multiplus S.A. would have varied approximately by US$21.8 million (appreciation)/US$28.2 million (depreciation) for the year ended December 31, 2013.

The profit or losses caused by changes in the fair value of the hedged item are segregated between intrinsic value and time value. The intrinsic value is the percentage of cash flow covered, initially shown in the equity and later transferred to income, while the hedge transaction is recorded as income. The time value corresponds to the ineffective portion of the cash flow hedge and is recognized in the financial results of the Company.

Our foreign currency exchange exposure as of December 31, 2012 was as follows:

	LATAM foreign currency exchange exposure
	US dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,084,715	32.40%	1,555,977	46.48%	214,699	6.41%	492,223	14.71%	3,347,614
Other assets	5,472,463	31.73%	11,449,975	66.39%	18,220	0.11%	304,995	1.77%	17,245,653
Total assets	6,557,178	31.84%	13,005,952	63.16%	232,919	1.13%	797,218	3.87%	20,593,267
Current liabilities	3,387,555	58.61%	1,703,513	29.47%	91,080	1.58%	598,141	10.35%	5,780,289
Long-term liabilities	8,727,424	90.49%	876,506	9.09%	8,676	0.09%	31,556	0.33%	9,644,162

Total liabilities and shareholders’ equity	17,283,795	83.93%	2,580,019	12.53%	99,756	0.48%	629,697	3.06%	20,593,267

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2012, the Company received from the depositary $US$1.4 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Future Fees and Payments

JP Morgan, as the depositary bank, has agreed to reimburse the Company for certain of our reasonable expenses related to our ADS program and incur by us in connection with the program. The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards); and indirect payments (third-party expenses paid directly and fees waived).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Controls and Procedures

Management carried out an evaluation with the participation of the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2012, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2012 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-193 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. Except for certain internal control procedures that have been modified to address the incorporation of TAM S.A., there has been no significant change in our internal control over financial reporting during 2012. None of the changes has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Georges de Bourguignon Arndt, as an “audit committee financial expert” within the meaning of this Item 16. A. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

B. CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.lan.com, under the heading “Corporate Governance” in the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LAN Airlines S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, or by e-mail at investor.relations@lan.com we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2010, 2011 and 2012:

	2012	2011	2010
	USD (in thousands)
Audit fees	5,809	1,823	1,478
Audit-related fees	195	0	427
Tax fees	80	229	149
Other fees	421	590	14

Total fees	6,505	2,642	2,068

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers for due diligence and other audit related services. These fees increased in 2012 as a result of due diligence performed on TAM. Fees in 2012 include payments to PricewaterhouseCoopers Brazil, since the business combination with TAM.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for training services in IFRS. During 2011 these fees increased due to additional services related to the preparation of the Form F-4, relating to our exchange offer and business combination with TAM, the preparation of pro forma financial statements, and other services. Other fees in 2012 also included the preparation of pro forma financial statements included in this Form 20-F.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Since January 2004, LATAM has complied with the SEC regulation regarding the type of additional services PricewaterhouseCoopers is authorized to offer to us. In addition to this, our Board of Directors’ Committee (which serves as our Audit Committee) has decided to automatically authorize any of such accepted services for an amount of up to 10% of the fees charged by the auditing firm, and for an amount of up to 50% when adding all such services provided by PricewaterhouseCoopers in the aggregate. If the amount of any services is larger than these thresholds, the approval of the Board of Directors’ Committee will be required.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

G. CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean corporation with shares listed on the SSE, the Chilean Electronic Exchange and the Valparaiso Stock Exchange, our ADSs listed on the NYSE and our BDRs listed on Bovespa. Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Securities Market Law.

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

NYSE Standards	Our Corporate Governance Practice

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management and employee’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

NYSE Standards	Our Corporate Governance Practice

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics and conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th floot, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@lan.com, we will provide any person with a copy of our code of ethics without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is also posted on our website and can be accessed at www.latamairlinesgroup.net

H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1. The following is an index of the financial statements.

Consolidated Financial Statements for LATAM Airlines Group and its Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6*	Amendments No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3*	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2*	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.8	Digital Services Agreement, dated December 17, 2010 between the Company and GE Engine Services, LLC (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Used PW6122A Five Engine Purchase Agreement, dated July 21, 2011, between the Company and Pratt & Whitney Engine Leasing, LLC (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Promise to Sell dated as of January 25, 2011, among LAN Cargo S.A., InversionesLAN S.A. and Bethia S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.18	Assignment of Social Rights, dated as of April 6, 2011, between LAN Cargo S.A., InversionesLAN S.A., Servicios de TrasportesLimitada and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.19	Share Purchase Agreement, dated as of April 6, 2011, between LAN Cargo S.A. and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27*	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.28*	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.29*	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.30*	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31*	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.32.1*	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.34	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

Exhibit No.	Description

4.35	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

CONTENTS

Consolidated Statement of Financial Position

Consolidated Statement of Income by Function

Consolidated Statement of Comprehensive Income

Consolidated Statement of Changes in Equity

Consolidated Statement of Cash Flows - Direct Method

Notes to the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes

1 - General information
2 - Summary of significant accounting policies
2.1. Preparation
2.2. Consolidation
2.3. Foreign currency transactions
2.4. Property, plant and equipment
2.5. Intangible assets other than goodwill
2.6. Goodwill
2.7. Borrowing costs
2.8. Losses for impairment of non-financial assets
2.9. Financial assets
2.10. Derivative financial instruments and hedging activities
2.11. Inventories
2.12. Trade and other accounts receivable
2.13. Cash and cash equivalents
2.14. Capital
2.15. Trade and other accounts payables
2.16. Interest-bearing loans
2.17. Deferred taxes
2.18. Employee benefits
2.19. Provisions
2.20. Revenue recognition
2.21. Leases
2.22. Non-current assets (or disposal groups) classified as held for sale
2.23. Maintenance
2.24. Environmental costs
3 - Financial risk management
3.1. Financial risk factors
3.2. Capital risk management
3.3. Estimates of fair value
4 - Accounting estimates and judgments
5 - Segmental information
6 - Cash and cash equivalents
7 - Financial instruments
7.1. Financial instruments by category
7.2. Financial instruments by currency
8 - Trade, other accounts receivable and non-current accounts receivable
9 - Accounts receivable from/payable to related entities
10 - Inventories
11 - Tax assets
12 - Other financial assets
13 - Other non-financial assets
14 - Non current assets (or disposal groups) classified as held for sale
15 - Investments in subsidiaries
16 - Equity accounted investments

Note

17 - Intangible assets other than goodwill
18 - Goodwill and bussines combination
18.1. Goodwill
18.2. Business Combination
19 - Property, plant and equipment
20 - Taxes and deferred tax
21 - Other financial liabilities
22 - Trade and other accounts payables
23 - Other provisions
24 - Tax liabilities
25 - Other non-financial liabilities
26 - Employee benefits
27 - Accounts payable non-current
28 - Equity
29 - Revenue
30 - Costs and expenses by nature
31 - Gains (losses) on the sale of non-current assets not classified as held for sale
32 - Other income, by function
33 - Foreign currency and exchange rate differences
34 - Earnings per share
35 - Contingencies
36 - Commitments
37 - Transactions with related parties
38 - Share-based payments
39 - The environment
40 – Events subsequent to the date of the financial statements
41 – Consolidation Schedule

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2012	2011
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 - 7	650,263	374,407
Other financial assets	7 - 12	636,543	227,803
Other non-financial assets	13	169,824	32,711
Trade and other accounts receivable	7 - 8	1,426,330	531,355
Accounts receivable from related entities	7 - 9	15,187	838
Inventories	10	181,283	72,787
Tax assets	11	220,529	98,789

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,299,959	1,338,690

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	14	47,655	4,661

Total current assets		3,347,614	1,343,351

Non-current assets
Other financial assets	7 - 12	74,095	21,833
Other non-financial assets	13	243,905	15,205
Accounts receivable	7 - 8	50,612	7,491
Equity accounted investments	16	3,757	991
Intangible assets other than goodwill	17	1,848,593	64,923
Goodwill	18	2,948,462	163,777
Property, plant and equipment	19	11,797,889	5,927,982
Current tax assets, long term portion	11	73,516	42,958
Deferred tax assets	20	144,629	60,148

Total non-current assets		17,185,458	6,305,308

Total assets		20,533,072	7,648,659

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
	Note	2012	2011
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 21	2,047,330	582,257
Trade and other accounts payables	7 - 22	1,652,955	645,086
Accounts payable to related entities	7 - 9	274	367
Other provisions	23	21,719	7,363
Tax liabilities	24	115,481	29,369
Other non-financial liabilities	25	1,942,530	1,057,637

Total current liabilities		5,780,289	2,322,079

Non-current liabilities
Other financial liabilities	7 - 21	7,698,857	3,109,136
Accounts payable	7 - 27	731,235	354,930
Other provisions	23	445,129	22,385
Deferred tax liabilities	20	589,059	369,625
Employee benefits	26	18,366	13,132
Other non-financial liabilities	25	101,321	—

Total non-current liabilities		9,583,967	3,869,208

Total liabilities		15,364,256	6,191,287

EQUITY
Share capital	28	1,501,018	473,907
Retained earnings	28	1,106,168	1,116,798
Treasury Shares	28	(203)	—
Other reserves	28	2,535,100	(145,381)

Parent’s ownership interest		5,142,083	1,445,324
Non-controlling interest		26,733	12,048

Total equity		5,168,816	1,457,372

Total liabilities and equity		20,533,072	7,648,659

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the periods ended December 31,
	Note	2012	2011	2010
		ThUS$	ThUS$	ThUS$
Revenue	29	9,722,189	5,585,440	4,390,502
Cost of sales		(7,642,643)	(4,078,598)	(3,012,698)

Gross margin		2,079,546	1,506,842	1,377,804

Other income	32	220,156	132,804	132,826
Distribution costs		(803,619)	(479,829)	(383,517)
Administrative expenses		(869,504)	(405,716)	(331,831)
Other expenses		(311,753)	(214,411)	(172,428)
Other gains/(losses)		(38,750)	(33,039)	5,438

Gains (losses) from operating activities		276,076	506,651	628,292

Financial income		77,489	14,453	14,946
Financial costs	30	(294,598)	(139,077)	(155,279)
Equity accounted earnings	16	972	458	132
Foreign exchange gains/(losses)	33	66,685	(256)	13,792
Result of indexation units		(22)	131	149

Income before taxes		126,602	382,360	502,032
Income tax expense	20	(102,212)	(61,789)	(81,107)

NET INCOME FOR THE PERIOD		24,390	320,571	420,925

Income attributable to owners of the parent		10,956	320,197	419,702
Income attributable to non-controlling interest		13,434	374	1,223

Net income for the period		24,390	320,571	420,925

EARNINGS PER SHARE
Basic earnings per share (US$)	34	0.02657	0.94335	1.23882
Diluted earnings per share (US$)	34	0.02657	0.94260	1.23534

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the periods ended December 31,
	Note	2012	2011	2010
		ThUS$	ThUS$	ThUS$
NET INCOME		24,390	320,571	420,925
Components of other comprehensive income, before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	33	18,692	(10,864)	708

Other comprehensive income, before taxes, currency translation differences		18,692	(10,864)	708

Cash flow hedges
Gains (losses) on cash flow hedges before tax	21	(2,510)	(40,368)	(17,855)

Other comprehensive income, before taxes, cash flow hedges		(2,510)	(40,368)	(17,855)

Other components of other comprehensive income, before taxes		16,182	(51,232)	(17,147)

Income tax relating to other comprehensive income
Income tax related to currency translation differences in other comprehensive income	20	(2,734)	1,846	(120)
Income tax related to cash flow hedges in other comprehensive income	20	(2,623)	6,862	3,035

Amount of income taxes related to components of other comprehensive income		(5,357)	8,708	2,915

Other comprehensive income		10,825	(42,524)	(14,232)

Total comprehensive income		35,215	278,047	406,693

Comprehensive income attributable to owners of the parent		27,673	277,631	405,549
Comprehensive income attributable to non-controlling interests		7,542	416	1,144

TOTAL COMPREHENSIVE INCOME		35,215	278,047	406,693

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Changes in other reserves
				Other	Currency	Cash flow		Parent’s	Non-
		Share	Treasury	sundry	translation	hedging	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2012		473,907	—	8,492	(13,317)	(140,556)	1,116,798	1,445,324	12,048	1,457,372
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	—	10,956	10,956	13,434	24,390
Other comprehensive income		—	—	—	16,891	(174)	—	16,717	(5,892)	10,825

Total comprehensive income		—	—	—	16,891	(174)	10,956	27,673	7,542	35,215

Transactions with shareholders
Equity issuance	28-38	1,030,621	—	2,665,692	—	—	—	3,696,313	—	3,696,313
Dividends	28	—	—	—	—	—	(21,749)	(21,749)	—	(21,749)
Increase (decrease) through transactions with treasury shares	28	—	(203)	—	—	—	—	(203)	—	(203)
Increase (decrease) through transfers and other changes, equity	28-38	(3,510)	—	(1,928)	—	—	163	(5,275)	7,143	1,868

Total transactions with shareholders		1,027,111	(203)	2,663,764	—	—	(21,586)	3,669,086	7,143	3,676,229

Closing balance as of Current year ending balances December 31, 2012		1,501,018	(203)	2,672,256	3,574	(140,730)	1,106,168	5,142,083	26,733	5,168,816

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
			Changes in other reserves
			Other	Currency	Cash flow		Parent’s	Non-
		Share	sundry	translation	hedging	Retained	ownership	controlling	Total
	Note	capital	reserves	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2011		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	320,197	320,197	374	320,571
Other comprehensive income		—	—	(9,060)	(33,506)	—	(42,566)	42	(42,524)

Total comprehensive income		—	—	(9,060)	(33,506)	320,197	277,631	416	278,047

Transactions with shareholders
Equity issuance	28-38	23,135	—	—	—	—	23,135	—	23,135
Dividends	28	—	—	—	—	(151,981)	(151,981)	—	(151,981)
Increase (decrease) through transfers and other changes, equity	28-38	(2,672)	3,029	—	—	(632)	(275)	8,386	8,111

Total transactions with shareholders		20,463	3,029	—	—	(152,613)	(129,121)	8,386	(120,735)

Prior year ending balances December 31, 2011		473,907	8,492	(13,317)	(140,556)	1,116,798	1,445,324	12,048	1,457,372

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Other equity interests	Currency translation reserve	Cash flow hedging reserve	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity previously reported January 1, 2010		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	419,702	419,702	1,223	420,925
Other comprehensive income		—	—	667	(14,820)	—	(14,153)	(79)	(14,232)

Total comprehensive income		—	—	667	(14,820)	419,702	405,549	1,144	406,693

Transactions with shareholders
Dividends	28	—	—	—	—	(210,406)	(210,406)	—	(210,406)
Increase (decrease) through transfers and other changes, equity	28-38	—	2,973	—	—	(129)	2,844	(4,997)	(2,153)

Total transactions with shareholders		—	2,973	—	—	(210,535)	(207,562)	(4,997)	(212,559)

Closing balance as of December 31, 2010		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended December 31,
	Note	2012	2011	2010
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,258,473	5,966,464	4,831,963
Other cash receipts from operating activities		57,763	52,012	46,336
Payments for operating activities
Payments to suppliers for goods and services		(7,153,865)	(4,286,394)	(3,058,168)
Payments to and on behalf of employees		(1,938,769)	(883,297)	(633,686)
Other payments for operating activities		(19,325)	(84,000)	(18,000)
Interest received		52,986	9,762	15,486
Income taxes refunded (paid)		(3,018)	626	(11,098)
Other cash inflows (outflows)		(50,433)	(7,499)	(43,061)

Net cash flows from operating activities		1,203,812	767,674	1,129,772

Cash flows used in investing activities
Cash flows arising from the loss of control of subsidiaries		—	47,337	1,491
Cash flows used for acquisition of subsidiaries		(3,223)	(3,541)	(12,000)
Other cash receipts from sales of equity or debt instruments of other entities		386,379	9,201	12,915
Other payments to acquire equity or debt instruments of other entities		—	(72)	(60,000)
Amounts raised from sale of property, plant and equipment		73,429	93,787	577
Purchases of property, plant and equipment		(2,389,364)	(1,367,025)	(1,029,158)
Amounts raised from sale of intangible assets		—	6,189	—
Purchases of intangible assets		(59,166)	(27,615)	(19,236)
Amounts raised from other long-term assets		38,035	—	—
Dividends received		351	89	111
Other cash inflows (outflows)		27,143	545	812

Net cash flow used in investing activities		(1,926,416)	(1,241,105)	(1,104,488)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		83,512	23,153	—
Amounts from issuance of other equity instruments		—	—
Payments to acquire or redeem the shares of the entity		(203)	—	—
Amounts raised from long-term loans		2,185,663	969,252	687,792
Amounts raised from short-term loans		152,000	334,500	—
Loans repayments		(539,332)	(883,402)	(554,539)
Payments of finance lease liabilities		(292,931)	(59,990)	(54,034)
Dividends paid		(124,827)	(192,133)	(155,407)
Interest paid		(227,607)	(121,338)	(129,109)
Other cash inflows (outflows)		(231,079)	146,849	80,181

Net cash flows from (used in) financing activities		1,005,196	216,891	(125,116)

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		282,592	(256,540)	(99,832)
Effects of variation in the exchange rate on cash and cash equivalents		(6,736)	(105)	(613)

Net increase (decrease) in cash and cash equivalents		275,856	(256,645)	(100,445)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	374,407	631,052	731,497

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	650,263	374,407	631,052

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A GROUP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers – Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, the Company reported to the Superintendency of Securities and Insurance, as an Essential Matter, that at this date the Company Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the latter two, “Cueto Subsidiaries”), TAM S.A. (“TAM”), and TAM Empreendimentos e Participações (“TEP”) signed a non-binding Memorandum of Understanding (“MOU”) in which the companies agreed to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group S.A. (“LATAM”). The proposed affiliation would be within the world’s 10 largest airline groups, providing transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 300 aircraft, with over 50,000 employees. Both airlines would continue operating independently with their current operating licenses and brands. On October 20, 2010, the Company and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (“ANAC”), which was approved by this agency on March 1, 2011.

On January 18, 2011 the parties of the MOU and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed binding contracts written in English called (a) Implementation Agreement and (b) Exchange Offer Agreement (“Contracts Signed”) containing the final terms and conditions of the proposed partnership between the Company and TAM.

On September 21, 2011, the Court of Defense of Free Competition (“TDLC”) approved the merger between the Company and TAM, establishing 14 mitigation measures. On October 3, 2011, the Company and TAM filed an appeal to the Supreme Court objecting to certain mitigation measures. On April 5, 2012, the Supreme Court confirmed the TDLC resolution rejecting the appeal filed by both companies.

On December 21, 2011, the Board of the Company cited a special meeting of shareholders, carried out on November 11, 2011, in which their shareholders approved, among others, the following matters:

(a)	The merger of the Company with Sister Holdco S.A. and Holdco II S.A. companies (the “Absorbed Companies”), two companies specially constituted for the purpose of the association between the Company and TAM;

(b)	The change of Company name and the rest of the transactions contemplated in the subscribed contracts.

(c)	The increase in capital by US$ 1,465,372,970.09 by issuing 147,355,882 common shares without par value of which:

(i)	US$ 1,417,639,617.60 through the issuance of 142,555,882 shares, which would be intended to be exchanged for shares of the Absorbed Companies as a result of the proposed merger, at a rate of 0.9 new shares of the Company for each share that is fully subscribed and paid for each of the Absorbed Companies, and that belongs to shareholders other than the Company’s. The shares that the Company holds in the acquired companies at the time of the merger, shall have no effect; and

(ii)	US$ 47,733,352.49 through the issuance of 4,800,000 shares, which would go towards compensation plans for employees of the Company and its Subsidiaries, as provided in Article 24 of the Corporations Law.

The effectiveness of these agreements was subject to compliance with the conditions established in the extraordinary shareholders’ meeting.

On May 10, 2012, the Company and Holdco II initiated the exchange offer of TAM shares. Having complied with the conditions for declaring the exchange offer successful and having received 95.9% of the total shares of TAM in circulation, on June 22, 2012, the Company and the Absorbed Companies granted the execution deed of Merger, through which the shares of the Absorbed Companies were exchanged for shares of the Company, as effected according to that described above. On that same date the change of the Company’s name to “LATAM Airlines Group S.A.” became effective. The execution deed was rectified by instrument dated July 10, 2012.

On September 4, 2012 the Board of the Company cited a special meeting of shareholders, carried out on August 3, 2012 in which their shareholders approved, among others, the following matters:

a)	Total revocation of the Board and election of the new Board of the Company.

b)	Approval that the remaining 7,436,816 LATAM shares, out of the total 142,555,882 shares issued under the authorization of the Extraordinary Shareholders’ Meeting held on December 21, 2011, and that were not to be exchanged for shares of the Sister Holdco SA and Holdco II SA, would be defined to be offered preferably to LATAM shareholders under Article 25 of the Corporations Law and that the unsubscribed balance would be offered and placed on the market in general.

c)	Authorization of the Board of the Company to agree and proceed with the broadest powers, the terms of the issue and placement of the referred remaining shares and delegation to the Board of the Company the authority to determine, fix and agree freely and with broadest powers the placement price of the shares in accordance with the second paragraph of Article 28 of the Corporate Regulations.

d)	Delegation to the Board of the Company the authority to determine, fix and agree freely and with the broadest powers the placement price of 4,800,000 shares defined under the Extraordinary Shareholders meeting dated December 21, 2011 to the compensation in terms of Article 24 of the Corporations Law, in accordance with the second paragraph of Article 28 of the Corporations Regulations, and determine the terms and conditions applicable to the latter.

The placement of the shares referred to in paragraph (b) above was approved by the Superintendency of Securities and Insurance, on December 11, 2012. On December 20, 2012, the Board of Directors agreed to start, from December 21, 2012, at the period of preferred option of those shares and proceeded to fix the price of placement of them, all of which was reported to the Superintendency of Securities and Insurance by Essential Matter on the same date. The Information on the result of this placement is available in Note 40 on Subsequent Events.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliários (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., and its Subsidiaries, Inversiones Nueva Costa Verde Aeronáutica Limitada, Costa Verde Aeronáutica., Spa owns 25.92% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2012, the Company had a total of 1,660 registered shareholders. At that date approximately 6.16% of the Company’s share capital was in the form of ADRs and approximately 1.36% in the form of BDRs.

The Company had an average of 22,214 employees in the first semester of 2012 and 53,167 employees in the second semester of 2012, caused by Business Combination with TAM S.A. and Subsidiaries. Ended this year with a total of 53,599 employees, spread over 8,980 administrative employees, 6,932 in Maintenance, 18,138 in Operations, 10,164 in Cabin Crew, 4,527 in Controls Crew, and 4,858 in Sales.

The subsidiaries included in these consolidated financial statements are as follows:

a) As of December 31, 2012
				Participation rate			Statement of financial position			Results for the period
				As of December 31, 2012			As of December 31, 2012			Ending December 31, 2012
				Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership				Net
Tax No.	Company	of origin	Currency	interest	interest	interest	Assets	Liabilities	Equity	Income
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Lantours Division de Servicios Terrestres S.A. And Subsidiaries (****)	Chile	US$	99.9900	0.0100	100.0000	2,678	2,153	525	1,300
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	57,227	23,029	34,198	17,719
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	Chile	US$	99.8361	0.1639	100.0000	522,408	637,851	(112,395)	(77,269)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	159,361	150,319	9,042	2,513
Foreign	Lan Chile Investments Limited and Subsidiaries (*)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,247	(828)	(10)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	727,091	371,663	355,428	(50,693)
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	234	2,041	(1,807)	70
Foreign	Prime Airport Services Inc. and Subsidiary (*)	U.S.A	US$	0.0000	100.0000	100.0000	24,678	29,484	(4,806)	1,174
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	357,725	114,302	243,423	11,144
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	612	(612)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,799	(2,799)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,708	1,553	8,155	2,067
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	416	11	405	3
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	70	228	(158)	(42)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	Bahamas	US$	0.0000	100.0000	100.0000	364,482	397,611	(37,368)	(6,375)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	Chile	CLP	0.0000	100.0000	100.0000	57,154	64,905	(8,692)	(4,458)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	Chile	CLP	99.7100	0.0000	99.7100	16,181	9,714	6,466	(112)
Foreign	TAM S.A. y Filiales (*) (**) (***)	Brazil	BRL	63.0901	36.9099	100.0000	8,292,729	7,457,501	814,098	(45,163)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(**)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation.
(***)	LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.
(****)	On November 22, 2012, by public deed in the Notary of Santiago of Mr. Patricio Rabiy Benavente, Lantours División Servicios Terrestres II S.A. was incorporated, which corresponds 99.99% to Lantours División Servicios Terrestres S.A. and 0.01% to Inversiones Lan S.A., entity without movement.

b) As of December 31, 2011

							Statement of financial position			Results for the period
				As of December 31, 2011			As of December 31, 2011			ended December 31, 2011
				Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership				Net
Tax No.	Company	of origin	Currency	interest	interest	interest	Assets	Liabilities	Equity	Income
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Lantours Division de Servicios Terrestres S.A.	Chile	US$	99.9900	0.0100	100.0000	2,534	1,749	785	860
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	65,580	34,101	31,479	3,484
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	Chile	US$	99.8361	0.1639	100.0000	464,789	502,284	(41,935)	(28,163)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	139,888	128,979	10,909	920
Foreign	Lan Chile Investments Limited and Subsidiaries (*)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,420	5,238	(818)	1,820
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	765,829	343,799	422,030	57,140
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	346	2,223	(1,877)	(109)
Foreign	Prime Airport Services Inc. and Subsidiary (*)	U.S.A	US$	0.0000	100.0000	100.0000	9,965	15,945	(5,980)	(735)
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	348,943	116,663	232,280	26,146
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	566	(566)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,794	(2,794)	(8)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	24,692	11,372	13,320	1,998
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	380	8	372	1
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	82	216	(134)	(18)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	Bahamas	US$	0.0000	100.0000	100.0000	162,002	189,614	(30,990)	9,037
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	Chile	CLP	0.0000	100.0000	100.0000	67,194	69,671	(2,477)	3,070
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	Chile	CLP	99.7100	0.0000	99.7100	14,299	7,821	6,478	(347)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include non-controlling interest.

Additionally, has proceeded to consolidate special purpose entities, denominated: JOL, destined to the aircraft financing and Chercán Leasing Limited, destined to the aircraft advance financing, as the Company has major risks and benefits associated to them according to standards issued by the Standing Interpretations Committee of the International Accounting Information: Consolidation - Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2011 and December 31, 2012, are detailed below:

(1)	Incorporation or acquisition of companies

•	AEROASIS S.A., direct subsidiary of Lan Pax Group S.A, was acquired in February 2011 (See Note 18.2).

•	TAM S.A. and Subsidiaries became part of LATAM Airlines Group S.A. as of June 22, 2012 date on which merger was materialized with the companies Sister Holdco S.A. and Holdco II S.A. (see Note 18.2).

(2)	Disposal of companies

•

Blue Express INTL Ltda. and Subsidiaries, dated April 6, 2011 Lan Cargo S.A. and Inversiones Lan S.A., subsidiaries of LATAM Airline Group S.A., as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA, subsidiaries of the Bethia S.A. company, as buyers, entered into a purchase agreement in respect to 100% of the share capital of Blue Express INTL Ltda. and its subsidiary Blue Express S.A. The sales value of Blue Express INTL Ltda and subsidiary was ThUS$ 53,386, the book value of the investment at March 2011 was ThUS$ 9,061, the sale generated a profit of approximately ThUS$ 44,325, which is reflected in Other gain (loss) in the Consolidated income statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended December 31, 2012 and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and IFRIC interpretations.

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

In order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a) Accounting pronouncements with implementation effective from January 1, 2012:

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IFRS 7: Financial Instruments: Disclosures

Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets. Comparative information for the first year of implementation is not required.

07/01/2011

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IAS 12: Income tax

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment properties that are measured using the fair value contained in IAS 40 “Investment Property”. The exception also applies to investment property acquired in a Business Combination if after the Business Combination the acquirer applies the fair value contained in IAS 40. The amendment incorporates the presumption that investment property valued at fair value, are made by sale, so it requires apply to the temporary differences arising from these, the tax rate for sales operations. Early adoption is permitted.

01/01/2012

The adoption of the standards, amendments and interpretations described above have not had a significant impact on the Company’s consolidated financial statements.

(b) Accounting pronouncements with applications effective as of January 1, 2013 and following:

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IAS 1: Presentation of financial statements

Issued in June 2011. The main change in this amendment requires that items of Other Comprehensive Income are classified and grouped evaluating if they potentially will be reclassified to results in future periods. Early adoption is permitted.

07/01/2012

IAS 27: Separate financial statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted beginning with this change only for separate financial statements, as the aspects related to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

01/01/2013

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment IFRS 7: Financial Instruments: Disclosures

Issued in December 2011. Requires improvement of current disclosures over compensation of financial assets and liabilities, with the aim of increasing convergence between IFRS and USGAAP. These revelations are focused on quantitative information over the financial instruments recognized that offset in the Statement of Financial Position. Early adoption is permitted.

01/01/2013

IFRS 10: Consolidated financial statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and orientation on control and consolidation in IAS 27 “Consolidated Financial Statements”. Sets clarifications and new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 11: Joint arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Provides a more realistic reflection of joint arrangements by focusing on rights and obligations arising from the agreements rather than their legal form. Within its modifications include the elimination of the concept of jointly controlled assets and the possibility of proportional consolidation of entities under joint control. Early adoption is permitted in conjunction with IFRS 10, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 12: Disclosures of interests in other entities

Issued in May 2011, brings together in one standard all required disclosures in the financial statements related to investments in other entities, whether they are classified as subsidiaries, associates or joint ventures. Applicable for entities that hold investments in subsidiaries, joint ventures, and associates. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and amendments to IAS 27 and 28.

01/01/2013

Standards and amendments	Mandatory application: Annual periods beginning on or after

IFRS 13: Fair value measurement

Issued in May 2011, brings together in one standard the way to measure the fair value of assets and liabilities and disclosures required on it, and incorporates new concepts and explanations for measurement.

01/01/2013

IAS 19 Revised: Employee benefits

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of costs for defined benefit plans and termination benefits. Additionally, it includes modifications to disclosures for all employee benefits.

01/01/2013

Amendment to IAS 32: Financial instruments: Presentation

Issued in December 2011. Clarifies the requirements for off-setting financial assets and liabilities in the Statement of Financial Position. Specifically, that the right to compensation should be available at the reporting date and not depend on a future event. It also indicates that it must be legally binding upon both counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IFRS 9: Financial instruments

Issued in December 2009, amending the classification and measurement of financial assets.

Later this standard was amended in November 2010 to include treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2015

Improvements issued in May 2012

IAS 1: Presentation of financial statements – Clarifies requirements for comparative information when an entity has a 3rd Statement of Financial Position column.	01/01/2013

IAS 16: Property plant and equipment - Clarifies that the parts and service equipment will be classified as Property, plant and equipment rather than inventory, as it meets the definition of Property, plant and equipment.

IAS 32: Financial instrument: Presentation - Clarifies the treatment income tax distributions and related transaction costs.

IAS 34 Interim Financial Reporting - Clarifies the disclosure requirements of segment assets and liabilities in interim periods, confirming the same requirements applicable to annual financial statements.

Amendments to IFRS 10: Consolidated Financial Statements, IFRS 11: Joint Arrangements and IFRS 12: Disclosure of interests in other entities. Issued in June 2012. Clarifies the transitional provisions for IFRS 10, indicating that it is necessary to apply the first day of the annual period in adopting the rule. Therefore, it may be necessary to make modifications to the comparative information presented in this period, if the evaluation of the control over investments differs from that recognized in accordance with IAS 27/SIC 12.

IAS 27: Separate Financial Statements and IFRS 10: Consolidated Financial Statements and IFRS 12: Disclosure of interests in other entities - issued in October 2012. The modifications include the definition of an investment entity and introduce an exception to consolidate certain subsidiaries pertaining to investment entities. This amendment requires an entity to measure the investment of these subsidiaries at fair value through profit or loss according to IFRS 9 “Financial Instruments” in the consolidated and separate financial statements. The amendment also introduces new disclosure requirements on investment firms in IFRS 12 and IAS 27.

01/01/2014

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

2.2.	Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

The Company uses the acquisition method for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a Business Combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as Goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6). The transaction costs in a Business Combination are recognized in the consolidated income statement when they are incurred.

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

(c) Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value are subsequently accounted using the equity method.

(d) Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

The participation of LATAM Airlines Group S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the book value of the investment. When the participation of LATAM Airlines Group S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, LATAM Airlines Group S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

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

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates,

(iii) All the resultant exchange differences are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

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

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are measured, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

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

2.5.	Intangible assets other than goodwill

Brands and airport Slots

Brands and airport Slots are intangible assets of indefinite useful life and are subject to impairment tests annually.

The airport slots correspond to an administrative authorization to carry out an operation of arrival and departure of aircraft at a specific airport, within a specified period.

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and receivables and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as Cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

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

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method. Held to maturity investments are carried at amortized cost using the effective interest rate.

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

(b) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

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

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

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

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received.

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

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a Business Combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries, provided that the opportunity to reverse the temporary differences is controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax on temporary differences arising on investments in associates is immaterial.

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

(ii)	It is probable that payment is going to be necessary to settle an obligation, and

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

The Company currently has a frequent flyer program, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the program holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

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

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During the financial year 2012, the Company recognized losses of US$ 1.8 million on fuel hedging. During the same period 2011, the Company recognized gains of US$ 39.9 million for the same reason.

At December 31, 2012, the market value of its fuel positions amounted to US$ 9.9 million (negative). At December 31, 2011, this market value was US$ 30.6 million (positive).

The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of December 31, 2012 (*)	Maturities
	Q113	Q213	Q313	Q413	Q114	Q214	Total
Volume (thousands of barrels WTI)	4,824	600	525	525	525	75	7,074
Contracted future price (US$ per barrel)(**)	104	117	119	119	100	93	107

Total (ThUS$)	501,696	70,200	62,475	62,475	52,500	6,975	756,918

Aproximate percentage of the hedge (of expected consumption value)	61%	7%	6%	6%	6%	1%	19%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options) in Brent and WTI.
(**)	Weighted average between collars and options when activated. Correspond to equivalent in WTI.

Positions as of December 31, 2011 (*)	Maturities
	Q112	Q212	Q312	Total
Volume (thousands of barrels WTI)	1,800	1,134	693	3,627
Contracted future price (US$ per barrel)(**)	95	92	92	93

Total (ThUS$)	171,000	104,328	63,756	337,311

Approximate percentage of hedge (of expected consumption value)	50%	33%	19%	34%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options) in WTI.
(**)	Weighted average between collars and options, when activated.

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

Due to the fact that current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the second quarter of 2014.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI and BRENT crude futures benchmark price at December, 2012 and the end of December, 2011.

Benchmark price (US$ per barrel)	Positions as of December 31, 2012 effect on equity (millions of US$)	Positions as of December 31, 2011 effect on equity (millions of US$)
+ 5	+12.6	+16.5
-5	-11.3	-13.8

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes consumed.

Beginning with the third quarter of 2012 the company meets the required criteria of IAS 39, presented to apply hedge accounting in respect of fuel hedging TAM society. Until June 30, 2012, the Company did not apply hedge accounting to fuel hedging instruments of TAM. During the periods presented the Company has not recorded inefectiveness within the income statement.

Given the fuel hedge structure during 2012, which considers a hedge-free portion, a vertical fall by 5 dollars in the WTI and BRENT benchmark price (the monthly daily average), would have meant a impact of approximately US$ 91.0 million in the cost of total fuel consumption for the same period. For the 2012, a vertical rise by 5 dollars in the WTI and BRENT benchmark price (the monthly daily average) would have meant an impact of approximately US$ 90.4 million of increased fuel costs.

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

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 62% of the debt is fixed to fluctuations in interest rate. Therefore the Company is exposed in one portion to the variations of London Inter Bank Offer Rate (“LIBOR”) of 30 days, 90 days, 180 days and 360 days, Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) in libor 3 months	Positions as of December 31, 2012 effect on pre-tax earnings (millions of US$)	Positions as of December 31, 2011 effect on pre-tax earnings (millions of US$)
+100 basis points	-33.69	-3.06
-100 basis points	+33.69	+3.06

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

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2012 effect on equity (millions of US$)	Positions as of December 31, 2011 effect on equity (millions of US$)
+100 basis points	+33.6	+40.7
-100 basis points	-35.5	-43.2

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

In accordance with the requarements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)	Foreign exchange rate risk:

The functional currency used by the Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income. The Company sells most of its services in US dollars, prices equivalent to the US dollar and Brazilian real. A large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Brazil, Chile, Argentina and Colombia the tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, mainly: Brazilian real, Chilean peso, Argentine peso, Uruguayan peso, Paraguayan guaraní, Mexican peso, Euro, Esterling libra, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar. Of these currencies, the largest exposure is presented by chilean peso and brazilian real.

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts.

The Company may enter into derivative contracts to protect the possible appreciation or depreciation of currencies against the functional currency of the Company.

In order to restructure derivative contracts in Brazil, in the first quarter of 2009, in the second quarter of 2010 and in the second quarter of 2011, a dollar deposit was required as a guaranteed collateral. As foreign currency deposits are not allowed in Brazil, a collar contract was made with a notional foreign currency equivalent to the amount of deposit to meet the requirement.

The notional value and market value of foreign currency derivative are presented below:

Foreign currency derivative	Position at December 31, 2012
Notional Value (MUS$)	+30.0
Market Value (MUS$)	0.00

According the structure of the Company to convert financial liabilities, financial assets and account receivables of US dollars to Brazilian real, the results of the Company vary. The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2012
de R$/US$	MUS$
-10%	+404.19
+10%	-404.21

The prices of frequent flyer points in the subsidiary Multiplus S.A. are denominated in US dollars. As functional currency is the Brazilian real, the sale of these points are assigned to variations in the exchange rate R$/US$. To decrease exposure, Multiplus S.A. contract rate collars.

The following table presents the notional amount and market value of derivatives exchange rate for each maturity date. The expiration date of the derivatives coincide with the probable date of collection points. The highly probable sale of the points are expected to be recognized in income after being exchanged, on average, six months later.

Foreign currency derivative Multiplus	Position at December 31, 2012
	2013	Maturity 2014	Total
Notional Value (MUS$)	+283.00	+18.00	+301.00
Market Value (MUS$)	-14.68	-0.55	-15.23

Sensitivity exchange rate Multiplus S.A.

If the Brazilian real appreciates or depreciates by 10% against the US dollar and all other variables are held constant, the financial results would have varied approximately MUS$ 21.8/ MUS$ 28.2, mainly as the effect of gains or losses from exchange rate in the time value of derivatives, which are recognized immediately as equity.

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents effects by the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, being these last currency the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The goodwill generated in the Business Combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income. The following table shows the change in Other comprehensive income recognized in Total equity to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2012
de R$/US$	MMUS$
-10%	+459.86
+10%	-376.25

Effects of exchange rate derivatives in the Financial Statements

The profit or loss caused by changes in the fair value of hedging instruments are segregated between intrinsic value and time value. The intrinsic value is the percentage of cash flow cash covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The time value corresponds to the ineffective portion of cash flow hedge and is recognized in the financial results of the Company (Note 21).

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

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

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

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

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

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

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

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

									More than	More than	More than	More
								Up to	90 days	one to	three to	than
Class of	Debtor		Debtor	Creditor		Creditor		90	to one	three	five	five		Amorti-	Effective	Nominal	Nominal
Liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	zation	rate	value	rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	30,331	—	—	—	—	30,331	Semiannual	2.17%	30,000	2.17%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	35,102	—	—	—	—	35,102	Semiannual	1.70%	35,000	1.70%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US$	75,205	—	—	—	—	75,205	Quarterly	1.32%	75,000	1.32%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	102,770	—	—	—	—	102,770	Annual	1.83%	102,000	1.79%
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	181	195	214,373	—	—	214,749	—	2.57%	214,373	2.57%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	45,430	—	—	—	45,430	Semiannual	1.76%	44,848	1.74%
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	4,025	12,070	32,208	32,203	44,336	124,842	Quarterly	5.69%	102,649	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	12,945	34,730	36,019	6,757	—	90,451	Quarterly	3.42%	87,448	3.37%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	4,209	12,695	24,726	15,597	19,493	76,720	Quarterly	4.96%	66,148	4.41%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	17,740	53,435	144,037	146,463	152,574	514,249	Quarterly	4.15%	451,090	3.67%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	48,067	144,221	383,034	380,772	1,207,825	2,163,919	Quarterly	2.57%	1,959,463	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	11,508	34,628	93,287	94,699	217,034	451,156	Quarterly	2.71%	409,908	2.10%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,405	16,281	44,085	45,085	119,771	230,627	Quarterly	1.39%	220,449	0.85%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,876	8,680	23,567	24,190	77,456	136,769	Quarterly	1.73%	128,222	1.13%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,410	4,262	11,576	11,898	38,593	67,739	Quarterly	1.71%	63,480	1.11%
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRIL LYNCH	U.S.A.	US$	3,714	11,194	30,188	30,703	111,059	186,858	Quarterly	1.97%	172,789	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPAN	U.S.A.	US$	2,309	6,958	18,759	19,079	68,662	115,767	Quarterly	1.98%	107,072	1.27%
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US$	5,777	17,413	46,958	47,790	109,099	227,037	Quarterly	3.35%	190,000	3.35%
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	7,260	17,848	38,443	26,596	1,865	92,012	Quarterly	3.71%	85,491	3.42%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	4,992	15,145	31,093	31,375	26,226	108,831	Quarterly	1.32%	103,684	1.29%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,009	6,028	16,075	16,075	16,075	56,262	Quarterly	6.38%	46,086	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,849	5,676	—	—	—	7,525	Quarterly	1.31%	7,462	1.31%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	15,604	46,825	124,870	122,783	51,501	361,583	Quarterly	5.29%	314,261	4.70%
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	596	2,248	146,189	—	—	149,033	—	1.86%	146,189	1.86%
		LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	3,539	10,733	29,473	15,214	—	58,959	Quarterly	2.08%	58,960	2.08%
Hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	10,393	31,344	68,360	30,509	5,678	146,284	—	—	141,624	—
Non-hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	1,235	3,557	5,926	—	—	10,718	—	—	10,300	—

					Total			411,051	541,596	1,563,246	1,097,788	2,267,247	5,880,928			5,373,996

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal rate	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	02.012.862/0001-60	TAM Linhas Aereas S.A.	Brazil	0-E	CREDIT AGRICOLE	France	US$	1,093	64,533	—	—	—	65,626	Quarterly	2.81%	50,322	2.81%
		TAM Linhas Aereas S.A.	Brazil	0-E	CITIBANK	Brazil	US$	26,520	5,945	—	—	—	32,465	At Expiration	4.03%	29,986	4.03%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	US$	45,946	118,821	—	—	—	164,767	At Expiration	5.35%	151,980	5.35%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	356	—	—	—	—	356	Semiannual	10.72%	92	10.72%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	52,628	129,638	—	—	—	182,266	At Expiration	5.65%	163,391	5.65%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO SAFRA	Brazil	BRL/ US$	18,893	15,391	861	—	—	35,145	Monthly/ At Expiration	7.69% / 4.01%	32,446	7.69% / 4.01%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	72	29	—	—	—	101	Monthly	8.94%	88	8.94%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—	28,563	—	—	—	28,563	At Expiration	3.34%	27,484	3.34%
		TAM Linhas Aereas S.A.	Brazil	0-E	NCM - NEDER LANDSCHE CREDIET VERZEKERING MAATSCHAPPIJ	Holland	US$	231	495	1,320	1,320	2,695	6,061	Monthly	0.96%	4,608	0.95%
Obligation with the public	02.012.862/0001-60	TAM Linhas Aereas S.A.	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	27,009	87,902	191,720	480,708	1,028,161	1,815,500	At Expiration	8.60%	1,100,000	8.41%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	42,222	271,490	—	—	—	313,712	Semiannual	8.96%	244,678	8.56%
Financial leases	02.012.862/0001-60	TAM Linhas Aereas S.A.	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	3,482	7,728	20,609	20,609	29,196	81,624	Monthly	N/A	65,127	N/A
		TAM Linhas Aereas S.A.	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,521	9,350	—	—	—	12,871	Monthly	N/A	12,750	N/A
		TAM Linhas Aereas S.A.	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,689	10,105	28,056	28,642	23,687	94,179	Monthly	2.25%	87,033	2.25%
		TAM Linhas Aereas S.A.	Brazil	0-E	AWAS	U.S.A.	US$	5,957	14,958	9,418	—	—	30,333	Monthly	N/A	17,617	N/A
		TAM Linhas Aereas S.A.	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	775	1,919	5,445	5,983	11,867	25,989	Quarterly	1.50%	24,326	1.50%
		TAM Linhas Aereas S.A.	Brazil	0-E	BNP PARIBAS	France	US$	2,938	8,487	19,824	19,476	45,939	96,664	Quarterly	3.84%	87,986	3.84%
		TAM Linhas Aereas S.A.	Brazil	0-E	CITIBANK N.A	England	US$	13,119	44,695	90,296	87,083	241,694	476,887	Quarterly	3.69%	451,284	3.69%
		TAM Linhas Aereas S.A.	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A.	US$	5,392	14,164	70,758	11,728	20,603	122,645	Quarterly	2.29%	114,810	2.29%
		TAM Linhas Aereas S.A.	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	20,355	50,931	132,830	124,825	184,734	513,675	Quarterly/ Semiannual	2.01% / 0.82%	494,721	2.01% / 0.37%
		TAM Linhas Aereas S.A.	Brazil	0-E	DVB BANK SE	Germany	US$	3,482	10,103	25,845	—	—	39,430	Quarterly	2.89%	37,500	2.89%
		TAM Linhas Aereas S.A.	Brazil	0-E	DVB BANK SE	U.S.A.	US$	509	1,456	2,918	768	—	5,651	Monthly	2.25%	5,402	2.25%
		TAM Linhas Aereas S.A.	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	10,898	20,745	51,339	—	—	82,982	Monthly	2.59%	81,086	2.59%
		TAM Linhas Aereas S.A.	Brazil	0-E	HSBC	France	US$	1,601	4,427	12,000	12,302	43,975	74,305	Quarterly	1.70%	69,458	0.85%
		TAM Linhas Aereas S.A.	Brazil	0-E	KFW IP EX-BANK	Germany	US$	4,568	12,801	35,134	25,246	27,784	105,533	Monthly/ Quarterly	2.11% / 2.21%	97,770	2.11% / 2.21%
		TAM Linhas Aereas S.A.	Brazil	0-E	NATIXIS	France	US$	12,126	26,169	73,710	78,388	178,957	369,350	Quarterly/ Semiannual	2.62% / 3.32%	316,425	2.62% / 3.32%
		TAM Linhas Aereas S.A.	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,618	9,773	27,406	38,907	48,681	128,385	Monthly	1.96%	117,092	1.96%
		TAM Linhas Aereas S.A.	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,340	1,835	4,332	3,569	15,599	26,675	Quarterly	2.42%	23,647	2.42%
		TAM Linhas Aereas S.A.	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,836	5,379	3,205	—	—	10,420	Monthly	1.98%	10,271	1.98%
		TAM Linhas Aereas S.A.	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,786	39,102	100,197	99,264	157,422	410,771	Quarterly	1.95%	380,025	1.95%
		TAM Linhas Aereas S.A.	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	661	1,654	4,481	4,589	8,956	20,341	Quarterly	0.88%	19,431	0.08%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	493	1,458	1,891	—	—	3,842	Monthly	7.51%	2,025	7.51%
		TAM Linhas Aereas S.A.	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	604	1,882	136	—	—	2,622	Monthly	10.58%	2,255	10.58%
		TAM Linhas Aereas S.A.	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	41	13	—	—	—	54	Monthly	5.31%	53	5.31%
		TAM Linhas Aereas S.A.	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	177	529	93	—	—	799	Monthly	9.08%	747	9.08%
		TAM Linhas Aereas S.A.	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	629	108	1,203	—	—	1,940	Monthly	6.82%	1,572	6.82%
		TAM Linhas Aereas S.A.	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	2,766	—	—	—	—	2,766	Monthly	0.00%	2,520	0.00%
Other loans	02.012.862/0001-60	TAM Linhas Aereas S.A.	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%
Hedging derivatives	02.012.862/0001-60	TAM Linhas Aereas S.A.	Brazil	0-E	OTHERS	Brazil	US$	4,008	9,353	1,963	—	—	15,324	—	0.00%	15,324	0.00%
Non-hedging derivatives	02.012.862/0001-60	TAM Linhas Aereas S.A.	Brazil	0-E	OTHERS	Brazil	US$	3,603	6,903	4,529	—	—	15,035	—	0.00%	15,035	0.00%

					Total			373,826	1,047,977	921,519	1,043,407	2,069,950	5,456,679			4,399,392

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Trade and other accounts payable		LATAM Airlines Group S.A. and Subsidiaries	Others	—	Others	—	US$	555,290	82,049	—	—	—	637,339	—	—	637,339	—
							CLP	5,761	—	—	—	—	5,761	—	—	5,761	—
							BRL	432,693	31,190	—	—	—	463,883	—	—	463,883	—
							BRL	29,758	8,860	—	—	—	38,618	—	—	38,618	—
							BRL	5,389	14,480	—	—	—	19,869	Monthly	6.60%	19,668	6.60%
	—						Others currencies	198,968	—	—	—	—	198,968	—	—	198,968	—
Accounts payable, non-current	—	LATAM Airlines Group S.A. and Subsidiaries	Others	—	Others	—	US$	—	—	18,000	—	—	18,000	—	—	18,000	—
							US$	—	—	15,994	—	—	15,994	Quarterly	2.06%	15,541	2.06%
							BRL	—	—	3,594	—	—	3,594	—	—	3,594	—
							BRL	—	—	39,251	44,872	142,914	227,037	Monthly	6.60%	207,089	6.60%

Accounts payable to related parties currents	—	LATAM Airlines Group S.A. and Subsidiaries	Others	78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	14	—	—	—	—	14	—	—	—	—
			Others	96.847.880-K	Lufthansa Lan Technical Training S.A.	Chile	US$	237	—	—	—	—	237	—	—	—	—
			Others	0-E	Made in Everywhere Rep. Com.Distr.Ltda	Brazil	BRL	23	—	—	—	—	23	—	—	—	—

					Subtotal of page			1,228,133	136,579	76,839	44,872	142,914	1,629,337			1,608,461

				Total consolidated				2,013,010	1,726,152	2,561,604	2,186,067	4,480,111	12,966,944			11,381,849

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2011

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	292	30,291	—	—	—	30,583	Semiannual	1.91%	30,000	1.91%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	50,187	—	—	—	—	50,187	Quarterly	1.51%	50,000	1.51%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	—	12,704	—	—	—	12,704	Semiannual	2.35%	12,500	2.35%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	—	61,297	—	—	—	61,297	Annual	2.21%	60,000	2.13%
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	1,145	2,314	203,779	—	—	207,238	—	2.55%	202,899	2.55%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	876	45,532	—	—	46,408	Semiannual	1.82%	44,848	1.81%
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	4,025	12,076	32,192	32,213	60,438	140,944	Quarterly	5.69%	113,193	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	21,249	61,560	67,744	33,826	7,228	191,607	Quarterly	4.05%	182,041	4.05%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	15,633	46,900	125,060	106,833	124,408	418,834	Quarterly	5.18%	354,360	4.61%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	19,616	59,263	159,420	161,548	252,865	652,712	Quarterly	4.27%	557,517	3.81%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	5,615	16,828	44,837	44,749	113,352	225,381	Quarterly	3.64%	188,942	3.53%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	13,585	41,065	110,232	111,306	290,463	566,651	Quarterly	2.94%	497,707	2.61%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,436	16,577	44,721	45,461	143,675	255,870	Quarterly	1.14%	239,882	1.01%
		LATAM Airlines Group S.A.	Chile	0-E	JP MORGAN	U.S.A.	US$	4,692	14,329	38,755	39,580	143,763	241,119	Quarterly	1.09%	226,295	0.94%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,227	6,817	18,434	18,807	69,085	115,370	Quarterly	1.41%	105,863	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	757	2,330	6,322	6,469	23,952	39,830	Quarterly	1.37%	36,541	1.22%
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	7,332	21,559	43,281	39,703	9,324	121,199	Quarterly	3.94%	110,576	3.73%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	2,311	7,020	20,099	20,901	35,093	85,424	Quarterly	1.46%	79,428	1.46%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	1,809	6,140	19,663	—	—	27,612	Quarterly	1.85%	26,426	1.82%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,773	5,435	7,538	—	—	14,746	Quarterly	1.56%	14,481	1.56%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	4,204	12,617	33,636	33,629	14,736	98,822	Quarterly	5.22%	85,948	4.68%
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	—	5,884	271,307	—	—	277,191	—	1.87%	269,965	1.87%
		LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	—	—	31,081	31,006	—	62,087	Quarterly	2.43%	58,960	2.43%
Hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	10,191	28,940	70,303	41,382	8,620	159,436	—	—	154,410	—
Non-hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	1,357	3,896	8,998	1,586	—	15,837	—	—	15,380	—
Trade and other accounts payables		LATAM Airlines Group S.A. and Subsidiaries	Others	—	OTHERS	—	US$	411,908	25,920	—	—	—	437,828	—	—	437,828	—
							CLP	15,408	—	—	—	—	15,408	—	—	15,408	—
	—						Others	78,245	—	—	—	—	78,245	—	—	78,245	—
Accounts payable,	—	LATAM Airlines Group S.A. and Subsidiaries	Others	—	OTHERS	—	US$	—	—	36,000	—	—	36,000	—	—	36,000	—
Accounts payable to related parties currents		LATAM Airlines Group S.A. and Subsidiaries	Others	96.847.880-K	Lufthansa Lan Training S.A.	Chile	US$	147	—	—	—	—	147	—	—	147	—
	—		Others	96.921.070-3	Austral Sociedad Concesionaria S.A.	Chile	CLP	2	—	—	—	—	2	—	—	2	—
			Others	78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	116	—	—	—	—	116	—	—	116	—
			Others	Foreing	Inversora Aeronáutica Argentina	Argentine	US$	102	—	—	—	—	102	—	—	102	—

	Total							679,364	502,638	1,438,934	768,999	1,297,002	4,686,937			4,286,010

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2011, the Company provided US$ 117.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of December 31, 2012, the Company had provided US$ 189.9 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The increase was due at maturity and fuel purchase contracts and rates, and changes in fuel prices and interest rates.

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

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB-(the minimum required for being considered investment grade). As a result of consolidation with TAM S.A. and Subsidiaries, the rating agency Fitch has issued on June 22, 2012 a new long-term rating for the Company of BB + with stable perspective (which is not an investment grade rating). Prior to the merger, the Company had a rating of BBB with a negative perspective (issued pursuant to the merger announcement in August 2010).

The leverage ratios as of December 31, 2012, and December 31, 2011, were as follows:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Total financial loans	9,759,507	3,788,272
Last twelve months Operating lease payment x 8	3,390,664	1,393,576
Less:
Cash and marketable securities	(1,120,335)	(472,499)

Total net adjusted debt	12,029,836	4,709,349

Net Equity	5,142,083	1,445,324
Cash flow hedging reserve	140,730	140,556

Adjusted equity	5,282,813	1,585,880

Total adjusted debt and equity	17,312,649	6,295,229

Adjusted leverage	69.5%	74.8%

See information related to financial covenants in Note 36 (a).

3.3.	Estimates of fair value

At December 31, 2012, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent),

Bank certificate of deposit - CBD

Interest rate derivative contracts,

Fuel derivative contracts,

Currency derivative contracts,

Private investment funds and

Financial letters

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

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value at December 31, 2012 depending on the level of information used in the assessment:

As of December 31,2012

	Fair value At December 31,	Fair value measurements using values considered as
	2012	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	311,675	311,675	—	—
Short-term mutual funds	311,675	311,675	—	—
Other financial assets, current	474,176	319,145	155,031
Fair value of interest rate derivatives	6	—	6	—
Fair value of fuel derivatives	4,098	—	4,098	—
Private investment funds	317,598	317,598	—	—
Certificate of deposit CDB	77,316	—	77,316	—
Financial letter	73,611	—	73,611	—
Domestic and foreign bonds	748	748	—	—
Other investments	799	799	—	—
Other financial assets, non current	1,118	—	1,118
Fair value of fuel derivatives	1,023	—	1,023	—
Fair value of foreign currency derivatives	95	—	95	—
Liabilities
Other financial liabilities, current	70,075	—	70,075
Fair value of interest rate derivatives	41,736	—	41,736	—
Fair value of fuel derivatives	10,502	—	10,502	—
Fair value of foreign currency derivatives	13,360	—	13,360	—
Interest rate derivatives not recognized as a hedge	4,477	—	4,477	—
Other financial liabilities, non current	116,555	—	116,555	—
Fair value of interest rate derivatives	104,547	—	104,547	—
Fair value of fuel derivatives	4,530	—	4,530	—
Fair value of foreign currency derivatives	1,963	—	1,963	—
Interest rate derivatives not recognized as a hedge	5,515	—	5,515	—

As of December 31, 2011

		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	156,334	156,334	—	—
Short-term mutual funds	156,334	156,334	—	—
Other financial assets, current	92,052	60,733	31,319	—
Fair value of interest rate derivatives	73	—	73	—
Fair value of fuel derivatives	30,615	—	30,615	—
Fair value of foreign currency derivatives	631	—	631	—
Private investment funds	60,733	60,733	—	—
Liabilities
Other financial liabilities, current	44,923	—	44,923	—
Fair value of interest rate derivatives	39,132	—	39,132	—
Fair value of foreign currency derivatives	884	—	884	—
Interest rate derivatives not recognized as a hedge	4,907	—	4,907	—
Other financial liabilities, non current	130,163	—	130,163	—
Fair value of interest rate derivatives	120,304	—	120,304	—
Interest rate derivatives not recognized as a hedge	9,859	—	9,859	—

Additionally, at December 31, 2012, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2012		As of December 31, 2011
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	338,588	338,588	218,073	218,073
Cash on hand	6,835	6,835	4,605	4,605
Bank balance	147,373	147,373	17,013	17,013
Overnight	119,713	119,713	46,028	46,028
Time deposits	64,667	64,667	150,427	150,427
Other financial assets	162,367	162,367	135,751	138,642
Domestic and foreign bonds	—	—	37,359	40,250
Other financial assets	162,367	162,367	98,392	98,392
Trade and other accounts receivable current	1,426,330	1,426,330	531,355	531,355
Accounts receivable from related entities	15,187	15,187	838	838
Other financial assets, non current	72,977	72,977	21,833	21,833
Accounts receivable	50,612	50,612	7,491	7,491
Other financial liabilities, current	1,977,255	2,090,726	537,334	593,585
Trade and other accounts payables	1,652,955	1,652,955	645,086	645,086
Accounts payable to related entities	274	274	367	367
Other financial liabilities, non current	7,582,302	7,806,643	2,978,973	3,072,076
Accounts payable, non-current	731,235	731,235	354,930	354,930

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

Additionally, the management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. The above on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM (except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out described in Note 18.2), entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

In addition, LATAM is in process of integrating operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 -SEGMENTAL INFORMATION

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

The Company has determined that it has two operating segments: the air transportation and the customer loyalty program (“Multiplus”).

(a) For the periods ended

	Air transport At December 31,			Multiplus At December 31,		Eliminations At December 31,		Consolidated At December 31,
	2012	2011	2010	2012	2011	2012	2011	2012	2011	2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities	9,733,950	5,585,440	4,390,502	400,860	—	(412,621)	—	9,722,189	5,585,440	4,390,502
Other operating income	211,955	132,804	132,826	8,201	—	—	—	220,156	132,804	132,826
Interest income	51,004	14,453	14,946	26,485	—	—	—	77,489	14,453	14,946
Interest expense	(294,447)	(139,077)	(155,279)	(151)	—	—	—	(294,598)	(139,077)	(155,279)

Total net interest expense	(243,443)	(124,624)	(140,333)	26,334	—	—	—	(217,109)	(124,624)	(140,333)

Depreciation and amortization	(784,038)	(396,475)	(336,491)	(849)	—	—	—	(784,887)	(396,475)	(336,491)

Segment profit	(51,190)	320,197	419,702	62,146	—	—	—	10,956	320,197	419,702

Participation of the entity in the income of associates	972	458	132	—	—	—	—	972	458	132
Expenses for income tax	(101,019)	(61,789)	(81,107)	(1,193)	—	—	—	(102,212)	(61,789)	(81,107)
Assets of segment	19,917,959	7,648,659	—	637,195	—	(22,082)	—	20,533,072	7,648,659	6,785,897
Investments in associates	1,619	991	—	2,138	—	—	—	3,757	991	593
Purchase of non-monetary assets of segment	—	1,394,640	—	—	—	—	—	2,448,530	1,394,640	1,048,394

The Company’s revenues by geographic area are as follows:

	For the periods ended At December 31
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Peru	620,263	557,549	553,501
Argentina	890,167	616,625	496,962
U.S.A.	1,268,573	1,135,904	857,624
Europe	738,803	523,749	447,702
Colombia	366,664	367,642	103,355
Brazil	3,334,249	258,300	198,903
Ecuador	266,271	228,871	184,357
Chile	1,525,009	1,312,376	1,117,206
Asia Pacific and rest of Latin America	712,190	584,424	430,892

Income from ordinary activities	9,722,189	5,585,440	4,390,502

Other operating income	220,156	132,804	132,826

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

For the period ended at December 31, 2012 the income incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Cash
Cash on hand	6,835	4,605
Bank balances	147,373	17,013
Overnight	119,713	46,028

Total Cash	273,921	67,646

Cash equivalents
Time deposits	64,667	150,427
Mutual funds	311,675	156,334

Total cash equivalents	376,342	306,761

Total cash and cash equivalents	650,263	374,407

The balance at December 31, 2012 Cash and cash equivalents, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

Cash and cash equivalents are denominated in the following currencies at December 31, 2012, and December 31, 2011:

Currency	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Argentine peso (*)	70,381	20,020
Brazilian real	149,723	6,616
Chilean peso (*)	40,212	148,274
Colombian peso	28,758	7,668
Euro	15,502	5,688
US Dollar	230,776	158,313
Strong bolivar (**)	51,346	21,589
Other currencies	63,565	6,239

Total	650,263	374,407

(*)	The Company has no currency derivative contracts (forward) at December 31, 2012 (ThUS$ 110,339 at December 31, 2011), for conversion into dollars of investments in pesos. For currency derivative contracts, for conversion into dollars for the investments in Argentine pesos, the Company has no outstanding contracts at December 31, 2012.

(**)	In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (“CADIVI”). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At December 31, 2012, the restricted amount, in US dollars is ThUS$ 51,346 (ThUS$ 23,914 at December 31, 2011).

The Company has no significant non-cash transactions that must be disclosed.

Other inflows (outflows) of cash at 31 December 2012, 31 December 2011 and 31 December, 2010 are detailed as follow.

	For the periods ended December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Fuel hedge	14,237	51,611	1,798
Hedging margin guarantees	12,057	(40,519)	(9,949)
Guarantees	(13,974)	(1,609)	(27,490)
Commodities fuel derivatives	(20,479)	(7,987)	(5,766)
Bank commissions, taxes paid and other	(42,274)	(8,995)	(1,654)

Total Other inflows (outflows) Operation flow	(50,433)	(7,499)	(43,061)

Opening balance Cash and cash equivalents acquired companies	263,986	1,122	808
Amount paid by Squeeze Out TAM S.A. (*)	(167,589)	—	—
Certificate of bank deposits	(69,254)	—	—
Other	—	(577)	4

Total Other inflows (outflows) Investment flow	27,143	545	812

Aircraft Financing advances	(242,804)	163,754	71,685
Credit card loan manager	76,280	—	—
Settlement of derivative contracts	(50,827)	(9,219)	8,530
Other	(13,728)	(7,686)	(34)

Total Other inflows (outflows) Financing flow	(231,079)	146,849	80,181

NOTE 7 - FINANCIAL INSTRUMENTS

7.1. Financial instruments by category

As of December 31, 2012

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	338,588	—	—	311,675	650,263
Other financial assets, current (*)	162,367	4,104	74,359	395,713	636,543
Trade and others accounts receivable, current	1,426,330	—	—	—	1,426,330
Accounts receivable from related entities, current	15,187	—	—	—	15,187
Other financial assets,non current (*)	72,470	1,118	507	—	74,095
Accounts receivable, non current	50,612	—	—	—	50,612

Total	2,065,554	5,222	74,866	707,388	2,853,030

Liabilities		Other financial liabilities	Hedge derivatives	Held for trading	Total
		ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current		1,977,255	65,598	4,477	2,047,330
Trade and others accounts payable, current		1,652,955	—	—	1,652,955
Accounts payable torelated entities, current		274	—	—	274
Other financial liabilities, non current		7,582,302	111,040	5,515	7,698,857
Accounts payable, non current		731,235	—	—	731,235

Total		11,944,021	176,638	9,992	12,130,651

(*)	The value presented at fair value through profit and loss on initial recognition, corresponds to private investment funds; and loans and receivables corresponds to guarantees given.

At December 31, 2011

Assets	Held for maturity	Loans and receivables	Hedge derivates	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	—	218,073	—	156,334	—	374,407
Other financial assets, current (*)	37,359	98,392	31,319	—	60,733	227,803
Trade and others accounts receivable, current	—	531,355	—	—	—	531,355
Accounts receivable torelated entities, current	—	838	—	—	—	838
Other financial assets,non current (*)	508	21,325	—	—	—	21,833
Accounts receivable, non current	—	7,491	—	—	—	7,491

Total	37,867	877,474	31,319	156,334	60,733	1,163,727

Liabilities			Other financial liabilities	Hedge derivatives	Held for trading	Total
			ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current			537,334	40,016	4,907	582,257
Trade and other accounts payable, current			645,086	—	—	645,086
Accounts payable to related entities, current			367	—	—	367
Other financial liabilities, non current			2,978,973	120,304	9,859	3,109,136
Accounts payable, non current			354,930	—	—	354,930

Total			4,516,690	160,320	14,766	4,691,776

(*)	The value presented in held to maturity corresponds mainly to domestic and foreign bonds and other investments; in designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and receivables corresponds to guarantees given.

7.2. Financial instruments by currency

a) Assets

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Cash and cash equivalents	650,263	374,407
Argentine peso	70,381	20,020
Brazilian real	149,723	6,616
Chilean peso	40,212	148,274
Colombian peso	28,758	7,668
Euro	15,502	5,688
US Dollar	230,776	158,313
Strong bolívar	51,346	21,589
Other currencies	63,565	6,239
Other financial assets (current and non current)	710,638	249,636
Argentine peso	131	125
Brazilian real	545,426	3,066
Chilean peso	648	588
Colombian peso	2,828	4,175
Euro	7,825	291
US Dollar	142,254	241,008
Strong bolívar	601	5
Other currencies	10,925	378
Trade and other accounts receivable, current	1,426,330	531,355
Argentine peso	33,049	24,879
Brazilian real	561,746	35,467
Chilean peso	132,869	63,818
Colombian peso	8,086	34,583
Euro	67,287	8,266
US Dollar	530,380	348,921
Strong bolívar	2,759	1,247
Other currencies	90,154	14,174
Accounts receivable, non-current	50,612	7,491
Brazilian real	6,677	—
Chilean peso	9,564	7,422
US Dollar	34,123	9
Other currencies	248	60
Accounts receivable from related entities, current	15,187	838
Brazilian real	611	—
Chilean peso	14,565	809
US Dollar	11	29
Total assets	2,853,030	1,163,727
Argentine peso	103,561	45,024
Brazilian real	1,264,183	45,149
Chilean peso	197,858	220,911
Colombian peso	39,672	46,426
Euro	90,614	14,245
US Dollar	937,544	748,280
Strong bolívar	54,706	22,841
Other currencies	164,892	20,851

b) Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Trade accounts receivable	1,369,465	474,852
Other accounts receivable	182,980	84,519

Total trade and other accounts receivable	1,552,445	559,371
Less: Allowance for impairment loss	(75,503)	(20,525)

Total net trade and accounts receivable	1,476,942	538,846
Less: non-current portion – accounts receivable	(50,612)	(7,491)

Trade and other accounts receivable, current	1,426,330	531,355

The balance at December 31, 2012 of Trade, other accounts receivables and non-current accounts receivables, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Day	1,226,120	428,706
Expired from 1 to 90 days	33,160	24,082
Expired from 91 to 180 days	10,705	564
More than 180 days overdue (*)	23,977	975
Judicial, pre-judicial collection and protested documents	29,556	10,549
Accounts receivable that were evaluated in their ability to recover	45,947	9,976

Total	1,369,465	474,852

(*)	Value of this segment corresponds primarily to Accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

The receivable past due but not impaired at the end of each period is as follows:

	As of December 31, 2012			As of December 31, 2011
	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,369,465	(75,503)	1,293,962	474,852	(20,525)	454,327
Other accounts receivable	182,980	—	182,980	84,519	—	84,519

The amounts of individually impaired Trade and other accounts receivable are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Judicial, pre-judicial collection and protested documents	29,556	10,549
Debtors under pre-judicial collection process and portfolio sensitization	45,947	9,976

Total	75,503	20,525

Currency balances that make up the Trade receivables, non-current accounts receivable and accounts receivables at December 31, 2012 and December 31, 2011, are as follows:

Currency	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Argentine Peso	33,049	24,879
Brazilian Real	568,423	35,467
Chilean Peso	142,433	71,240
Colombian peso	8,086	34,583
Euro	67,287	8,266
US Dollar	564,503	348,930
Strong bolivar	2,759	1,247
Other currency	90,402	14,234

Total	1,476,942	538,846

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Specifically for TAM S.A. the situation is different, the estimate of the provision is by document, those due in more than 180 days are provisioned 100%, except for those that are considered real active guarantees.

The movement in the allowance for impairment loss of Trade accounts and Other accounts receivables between January 1, 2011 and December 31, 2012 is as follows:

ThUS$
As of January 1, 2011	(22,077)
Write-offs	4,060
(Increase) decrease in allowance	(2,508)

Closing balance as of December 31, 2011	(20,525)

As of January 1, 2012	(20,525)
Write-offs	3,312
(Increase) decrease in allowance	(2,857)
Addition for business combination	(54,511)
Conversion difference affiliates	(922)

Closing balance as of December 31, 2012	(75,503)

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

	As of December 31, 2012			As of December 31, 2011
	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,369,465	(75,503)	1,293,962	474,852	(20,525)	454,327
Other accounts receivable	182,980	—	182,980	84,519	—	84,519

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The Accounts receivable from and payable to related entities as of December 31, 2012 and December 31, 2011, respectively, are as follows:

(a)	Accounts Receivable

T ax No.	Related party	Relationship	Country of origin	As of December 31, 2012	As of December 31, 2011	Currency	Transaction deadlines	Nature of transaction
				ThUS$	T hUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	1	19	CLP	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	14,534	758	CLP	30 to 45 days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	30	32	CLP	30 to 45 days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others related parties	Chile	—	29	US$	30 to 45 days	Monetary
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Others related parties	Brazil	14	—	BRL	30 to 45 days	Monetary
Foreign	Companhia Brasileira de Serviços de Fidelização	Others related parties	Brazil	597	—	BRL	30 to 45 days	Monetary
Foreign	Inversora Aeronautica Argentina	Others related parties	Argentina	11	—	US$	30 to 45 days	Monetary

	Total current assets			15,187	838

On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217.

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	As of December 31, 2012	As of December 31, 2011	Currency	Transaction deadlines	Nature of transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	237	147	US$	30 to 45 days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	—	2	CLP	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	14	116	CLP	30 to 45 days	Monetary
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Other related parties	Brazil	23	—	BRL	30 to 45 days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	—	102	US$	30 to 45 days	Monetary
	Total current liabilities			274	367

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 - INVENTORIES

The Inventories at December 31, 2012 and December 31, 2011 respectively, are detailed below:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Technical stock	150,130	57,836
Non-technical stock	31,153	14,951

Total production suppliers	181,283	72,787

The balance at December 31, 2012 of Inventories, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of December 31, 2012 amounts to ThUS$ 1,174 (ThUS$ 1,685 as of December 31, 2011). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2012, the Company recorded ThUS$ 127,989 (ThUS$ 41,213 as of December 31, 2011) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of Sales.

NOTE 11 - TAX ASSETS

The composition of Tax assets is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Sales tax	110,609	68,755
Income tax	100,263	24,727
Others	9,657	5,307

Total current	220,529	98,789

Non-current
Sales tax	73,516	42,958

Total non-current	73,516	42,958

The balances at December 31, 2012 of Tax assets, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 12 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
(a) Other financial assets	632,439	196,484
(b) Hedging asset	4,104	31,319

Total current	636,543	227,803

Non-current
(a) Other financial assets	72,977	21,833
(b) Hedging asset	1,118	—

Total non-current	74,095	21,833

The balance at December 31, 2012 of Other financial assets, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

(a)	Other financial assets

Other financial assets as of December 31, 2012 and December 31, 2011, respectively, are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Private investment funds	317,598	60,733
Guarantees for margins of derivatives	121,889	79,171
Financial letters	73,611	—
Deposits in guarantee (aircraft)	33,012	11,657
Certificate of deposit (CBD)	77,316	—
Other guarantees given	7,466	7,564
Other investments	799	—
Domestic and foreign bonds	748	37,359

Total current	632,439	196,484

Non-current
Deposits in guarantee (aircraft)	37,247	15,498
Deposits in guarantee (loan)	29,344	—
Other guarantees given	5,879	5,827
Other investments	507	508

Total non-current	72,977	21,833

Total other financial assets	705,416	218,317

b)	Hedging assets

Hedging assets as of December 31, 2012 and December 31, 2011, are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Fair value of interest rate derivatives	6	73
Fair value of foreign currency derivatives	—	631
Fair value of fuel price derivatives	4,098	30,615

Total current	4,104	31,319

Non-current
Fair value of foreign currency derivatives	95	—
Fair value of fuel price derivatives	1,023	—

Total non-current	1,118	—

Total hedging asset	5,222	31,319

Foreign currency derivatives include the fair value of forward exchange and collars contracts.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 21.

NOTE 13 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
a) Advance payments	45,829	31,552
b) Other assets	123,995	1,159

Total current	169,824	32,711

Non-Current
a) Advance payments	39,707	11,189
b) Other assets	204,198	4,016

Total non-current	243,905	15,205

The balance at December 31, 2012 of Other non-financial assets, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

a)	Advance payments

Advance payments as of December 31, 2012 as of December 31, 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Aircraft insurance and other	12,643	7,954
Aircraft leases	18,703	13,196
Handling and ground handling services	158	2,941
Others	14,325	7,461

Total current	45,829	31,552

Non-Current
Aircraft leases	20,732	11,189
Others	18,975	—

Total non-current	39,707	11,189

Total advance payments	85,536	42,741

b)	Other assets

Other assets as of December 31, 2012, and December 31, 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Aircraft maintenance reserve	123,299	—
Contributions to SITA	696	841
Others	—	318

Total current	123,995	1,159

Non-current
Aircraft maintenance reserve	149,084	—
Judicial deposits	54,336	—
Contributions to SITA	474	—
Others	304	4,016

Total non-current	204,198	4,016

Total other assets	328,193	5,175

NOTE 14 - NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2012, and December 31, 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Aircraft	44,878	1,537
Rotables	1,184	28
Inventories on consignment	686	527
Engines	542	2,204
Scrapped aircraft	365	365

Total	47,655	4,661

The balance at December 31, 2012 of Non-current assets or disposal groups classified as held for sale, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

During the year 2012, a transfer of an aircraft Boing 767-200, two A318-100 aircraft, the land located in Avenida Presidente Riesco N° 5537 and the land located in Avenida Circunvalación Américo Vespucio N° 1401 from the item Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale. Were sold during the third quarter the Boeing 767-200 and the land located in Avenida Presidente Riesco, and during the fourth quarter the land located in Avenida Circunvalación Américo Vespucio. Otherwise, during the second and third quarter of 2012 retirements were made, as a result of sales of engines of Boeing 737-200 fleet.

Item balances are shown net of provision, which as of December 31, 2012 amounted to ThUS$ 23,413 (ThUS$ 15,504 at December 31, 2011).

The Company has no discontinued operations as of December 31, 2012.

NOTE 15 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and private investment funds that have been consolidated:

As of December 31, 2012

	Assets	Liabilities
	ThUS$	ThUS$
Current	2,453,764	3,747,068
Non-current	7,634,339	5,329,169

Total	10,088,103	9,076,237

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	493,662	618,360
Non-current	1,498,840	917,171

Total	1,992,502	1,535,531

	For the periods ended December 31
	2012	2011
	ThUS$	ThUS$
Total operating revenues	6,494,944	2,619,157
Total expenses	(6,586,805)	(2,577,685)

Total net income	(91,861)	41,472

The summarized financial information at December 31, 2012 incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

Significant subsidiaries detailed as of December 31, 2012

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions
TAM S.A.	Brazil	BRL	99.99938	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2012						Results for the period ended December 31, 2012
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	159,361	133,448	25,913	150,319	149,263	1,056	1,047,106	2,513
Lan Cargo S.A.	727,091	172,856	554,235	371,663	169,501	202,162	292,066	(50,693)
Lan Argentina S.A.	165,961	144,463	21,498	141,454	139,653	1,801	538,328	9,152
Transporte Aéreo S.A.	357,725	249,174	108,551	114,302	26,731	87,571	373,157	11,144
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	74,204	40,531	33,673	71,284	68,068	3,216	305,177	(14,077)
Aerovías de Integración Regional, AIRES S.A.	165,032	58,457	106,575	58,398	46,434	11,964	283,870	(75,522)
TAM S.A. (*)	8,292,729	2,026,549	6,266,180	7,457,501	3,039,500	4,418,001	3,645,409	(45,163)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

Significant subsidiaries detailed as of December 31, 2011

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2011						Results for the year ended December 31, 2011
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	139,888	124,485	15,403	128,979	128,025	954	916,861	920
Lan Cargo S.A.	765,829	188,937	576,892	343,799	122,450	221,349	258,298	57,140
Lan Argentina S.A.	136,579	108,561	28,018	114,037	112,555	1,482	438,137	(1,972)
Transporte Aéreo S.A.	348,943	237,627	111,316	116,663	26,332	90,331	370,697	26,146
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	71,598	42,369	29,229	61,102	58,726	2,376	278,039	2,303
Aerovías de Integración Regional, AIRES S.A.	134,983	76,936	58,047	80,271	70,112	10,159	282,493	(25,860)

NOTE 16 - EQUITY ACCOUNTED INVESTMENTS

The composition of investments accounted for using the equity method is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
(a) Related companies	1,619	991
(b) Joint Ventures	2,138	—

Equity accounted investments	3,757	991

The balance at December 31, 2012 of Equity accounted investments, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

(a)	Related Companies

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2012 and December 31, 2011, and the statements of income for the periods ending as of December 31, 2012 and December 31, 2011.

As of December 31, 2012

	Assets	Liabilities
	ThUS$	ThUS$
Current	3,193	1,421
Non-current	419	109

Total	3,612	1,530

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	2,649	721
Non-current	269	115

Total	2,918	836

	For the periods ended December 31
	2012	2011
	ThUS$	ThUS$
Total operating revenues	3,704	2,896
Total expenses	(2,759)	(1,902)

Sum of net income	945	994

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A. and Lufthansa Lan Technical Training S.A. The Company made no investments in associates during the year 2012.

			Percentage of ownership		Cost of investment
Company	Country of incorporation	Functional currency	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011
			%	%	ThUS$	ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates between January 1, 2011 and December 31, 2012 is as follows:

ThUS$
Opening balance as of January 1, 2011	593

Participation in profits	502
Other reductions, investments in associated entities	(25)
Dividends received	(79)

Total changes in investments in associated entities	398

Closing balance as of December 31, 2011	991

Opening balance as of January 1, 2012	991

Participation in profits	295
Other increases, investments in associated entities	685
Dividends received	(352)

Total changes in investments in associated entities	628

Closing balance as of December 31, 2012	1,619

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

(b)	Joint Venture

Multiplus S.A., a subsidiary of TAM S.A. and AIMIA Newco UK LLP (“Aimia”) jointly control the Companhia Brasileira de Servicos de Fidelização S.A. (“CBSF”). The company was incorporated on April 2, 2012, whose corporate name was changed to Prismah Fidelidade S.A. (“Prismah”).

The purpose of Prismah Fidelidade S.A. is the provision of various services, the development of programs related to loyalty programs/customer relationships and sales incentive programs for companies. Their activities include but are not limited to: the customer relationship management, technical and technological consulting, and through points programs or other ways of possible changes, the conversion of loyalty program points.

The shareholding participation in Prismah Fidelidade S.A., does not allow unilateral decisions that affect investment returns. Multiplus S.A. owns 50% of company shares and participation is accounted by the equity method proportional investment, initially recognized at cost. The participation in earnings of the company are recognized in income and the participation in changes in reserves are recognized in reserves of Multiplus S.A.

Movement investment at December 31, 2012

	Amount of shares	ThUS$
Beginning balance at December 31, 2011	—	—
Capital aware - AAG Constituent (*)	500	1
Capital increase - AGE (**) 09/18/2012	6,571,500	3,215
Result of equity equivalence	—	(1,078)

Ending balance at December 31, 2012	6,572,000	2,138

(*)	General Assembly Act
(**)	Extraordinary General Assembly

The company Prismah Fidelidade S.A. as of December 31, 2012, has the following items:

Social capital at December 31, 2012 ThUS$	6,432
Number of ordinary shares	13,144,000
Ordinary shares owned by Multiplus S.A.	6,572,000

Participation %	50

As of December 31, 2012
ThUS$
Liquid equity	6,432
Investment value	2,137

Loss for the year	(2,156)
Result of the heritage equity	(1,078)

Current assets	4,356
Non-current assets	2,275
Current liabilities	2,356
Year Revenues	164
Expense in the period	(2,320)

NOTE 17 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Computer software	144,244	25,124
Developing software	60,040	39,395
Airport slots	1,561,130	—
Trademarks	82,373	—
Other assets	806	404

Total	1,848,593	64,923

Classes of intangible assets (gross)	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Computer software	223,586	73,486
Developing computer software	60,040	39,395
Airport slots	1,561,130	—
Trademarks	82,373	—
Other assets	1,372	808

Total	1,928,501	113,689

The balance at December 31, 2012 of Intangible assets other than goodwill, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

The movement in Intangible assets other than goodwill between January 1, 2011 and December 31, 2012 is as follows:

	Computer software Net	Developing software	Airport slots	Trademarks	Other assets Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	26,074	19,109	—	—	566	45,749
Additions	8,904	20,286	—	—	—	29,190
Withdrawals	(184)	—	—	—	—	(184)
Amortization	(9,670)	—	—	—	(162)	(9,832)

Closing balance as of December 31, 2011	25,124	39,395	—	—	404	64,923

Opening balance as of January 1, 2012	25,124	39,395	—	—	404	64,923
Additions	18,768	43,633	—	—	—	62,401
Withdrawals	(1,637)	—	—	—	(2)	(1,639)
Acquisitions through business combination	78,106	28,238	1,552,016	81,892	563	1,740,815
Transfer software	55,618	(51,392)	—	—	—	4,226
Subsidiaries conversion difference	(757)	166	9,114	481	3	9,007
Amortization	(30,978)	—	—	—	(162)	(31,140)

Closing balance as of December 31, 2012	144,244	60,040	1,561,130	82,373	806	1,848,593

The airport slots correspond to an administrative authorization for the arrival and departure of aircraft, in a specific airport, within a period of time.

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 3 and 7 years.

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2012 amounts to ThUS$ 79,342 (ThUS$ 48,362 as of December 31, 2011). The accumulated amortization of other identifiable intangible assets as of December 31, 2012 amounts to ThUS$ 566 (ThUS$ 404 as of December 31, 2011).

NOTE 18 - GOODWILL AND BUSINESS COMBINATION

18.1.	Goodwill

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at December 31, 2012 amounted to ThUS$ 2,948,462 (ThUS$ 163,777 at December 31, 2011)

At December 31, 2012, the Company performed an impairment test based on the value in use and no impairment was identified. The testing is done at least once per year.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The Company projects cash flows for the initial periods based on internal budgets and extrapolate the final value of these periods based on a growth factor consistent with the long-term economic projections in the markets in which the units operate. The determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units’ future cash flows.

The movement of Goodwill from January 1, 2011 to December 31, 2012, is as follows:

	TAM S.A.	Aerovías de Integración Regional. AIRES S.A.	AEROASIS S.A.	Other societies	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	—	94,224	—	63,770	157,994
Additions by business combinations	—	—	6,736	—	6,736
Initial recognition modification (*)	—	(820)	—	—	(820)
Increase (decrease) due to exchange rate differences	—	25	(123)	(35)	(133)

Closing balance as of December 31, 2011	—	93,429	6,613	63,735	163,777

Opening balance as of January 1, 2012	—	93,429	6,613	63,735	163,777
Additions by business combinations	2,118,057	—	—	—	2,118,057
Amendment initial recognition (*)	640,614	—	—	—	640,614
Increase (decrease) due to exchange rate differences	16,201	9,219	653	(59)	26,014

Closing balance as of December 31, 2012	2,774,872	102,648	7,266	63,676	2,948,462

(*)	The amendments relate to initial recognition of changes in the Fair value determined at the time of the Business Combination. In TAM S.A. these changes are mainly relate to: fair value of financial instruments, fair value of the fleet and recognition of labor, civil and tax contingency. The maximum time that the standard gives (IFRS 3) to make changes is one year from the date of acquisition of the combined companies.

18.2. Business Combination

(a)	TAM S.A. and Subsidiaries

Dated June 22, 2012 the merger was successfully completed between LAN Airlines S.A. (today LATAM Airlines Group S.A.), with Sister Holdco S.A. and Holdco II S.A., two companies specially constituted for the purpose of the association between the Company and TAM S.A. which was reflected in the deed of execution of merger issued by such companies at the same time, and it was rectified by deed dated July 10, 2012. These scriptures recorded the share exchange of Sister Holdco S.A. and Holdco II S.A. for LAN´s shares in one related of 0.9 of LAN´s shares for each Sister Holdco S.A. and Holdco II S.A.. That exchange occurred with the delivery of the respective LAN shares to shareholders of Sister Holdco S.A. and the respective BDRs (“Brazilian Depositary Receipts”) and ADRs (“American Depositary Receipts”) from LAN to the shareholders of Holdco II S.A. abroad on June 27, 2012, that is, TAM shareholders who accepted the exchange offer.

Under IFRS 3 this operation has been registered as a Business Combination consigning to the Company as purchaser of TAM. Besides the fact that LATAM is the one who issuing the shares in the combination, this is based on the economic rights and relative vote relating of the former shareholders of LAN and TAM over the combined entity.

The share exchange offer materialized with the exchange previously referenced was 99.9% of the TAM shares that accepted that TAM would stop being a public company in Brazil, which fulfilled the condition for the cancellation of registration, requirement for the success of the exchange offer.

As a consequence of the end of that process: (i) concluded the process of Business Combination of LAN and TAM, and (ii) the renaming of LAN Airlines S.A. to LATAM Airlines Group S.A. became effective.

On July 10, 2012, in Santiago´s Notary of Eduardo Diez Morello, Sister Holdco S.A., Holdco II S.A. and the Company granted a deed of rectification Materialization Statement on Merger by Absorption writing Materialization Statement issued Merger by Absorption dated June 22, 2012 by the same parties in the same Notary which the purpose was to invalidate the inclusion of 17,550 shares of TAM accepted for exchange in Brazil for shares of LAN which corresponded to duplicate orders that were not timely identified as such. Because of this, the result of the Exchange Offer in Brazil amounted to 29,706,339 shares of TAM, instead of 29,723,889 shares of TAM. This should be reflected in the Register of Shareholders so that Banco Itaú on behalf of investors was due to discount 15,795 shares of the Company.

On July 18, 2012, the Comissão de Valores Mobiliários (“CVM”), by Deed No. 330/2012 informed TAM of the cancellation of its registration as a public company which, dated July 19, 2012, TAM was informed by a Essential Matter.

On July 27, 2012, TAM made use of the Squeeze-Out granted by the Brazilian legislation, under which a compulsory could rescue all TAM shares that were not exchanged in the exchange offer or contributed by controlling shareholders of TAM. Since TAM shares received in the exchange offer, plus the shares committed by the controlling shareholders of TAM, represented 95.9% of the total outstanding shares of TAM, the aforementioned condition was met on the remaining 4.1% through the disbursement by TAM of 339 million Brazilian Real.

At December 31, 2012 the ownership structure of TAM was as follows:

Holdco I S.A.

Shares	TEP Chile S.A. (owned by the controlling shareholders of TAM)	LATAM Airlines Group S.A.	Total
Series A (voting):	938 (80.58%)	226 (19.42%)	1,164
Series B (economic)	0	55,413,621 (100.00%)	55,413,621

Total:	938	55,413,847	55,414,785

TAM S.A.

Shares	Holdco I S.A.	LATAM Airlines Group S.A.	Total
ON (voting):	55,413,784 (100%)	0	55,413,784
PN (non-voting):	0	94,718,931 (100%)	94,718,931

Total:	55,413,784	94,718,931	150,132,715

TAM is a leading airline in Brazil with 35 years of operation, over 30 thousand employees, a fleet of 160 aircraft, sales of 7,300 million United States dollars and a market share (2011) Domestic 41.2% in Brazil and 88.1% on international routes operated for the Brazilian airline.

This Business Combination has created the leading airline in the region in terms of coverage and fleet. Additionally, the business models of both companies are complementary creating a significant potential for development in terms of networking and connectivity to its passengers.

The combined company will offer to its passengers around 150 destinations in 22 countries and transporting cargo to 169 destinations in 27 countries. Among the benefits that passengers of both airlines LATAM and TAM will have are, the increased connectivity, improved routes and frequencies, and reduced connection times. Additionally, members of frequent flyer programs LANPASS and TAM Fidelidade may earn and redeem miles/points in the complete flight network of LATAM and TAM.

Considering the acquisition date for accounting purposes was June 22, 2012, the definition and determination of adjustments of Business Combination at December 31, 2012 is not complete, being at this date, provisional in character. The main assets and liabilities that are still subject to fair value calculations are: Intangibles, Contingencies and certain items of Property, plant and equipment. The maximum period that the standard provides for this purpose is one year.

The assets and liabilities of the statement of financial position at June 22, 2012 of TAM S.A. and Subsidiaries are as follows:

Expressed in ThUS$	Book Value	Fair Value
Cash and cash equivalents	263,986	263,986
Other financial assets	743,586	743,586
Other non-financial assets	27,380	27,380
Trade and other accounts receivable	1,027,949	1,022,010
Accounts receivable from related entities	25	25
Inventories	70,123	69,823
Tax assets	174,718	151,949

Non-current assets (or disposal groups) classified as held for sale	8,865	8,865
Other financial assets	66,493	66,493
Other non-financial assets	325,171	305,706
Accounts receivable	13,682	13,682
Intangible assets other than goodwill	282,690	1,740,815
Property, plant and equipment	4,651,274	4,233,592
Current tax assets, non-current	4,266	4,266
Deferred tax assets	253,476	181,953

Total assets	7,913,684	8,834,131

Other financial liabilities	1,048,847	1,054,225
Trade and other accounts payables	731,394	642,863
Accounts payable to related entities	62	62
Other provisions	14,236	14,236
Tax liabilities	63,239	65,185
Other non-financial liabilities	969,575	970,299
Other financial liabilities	3,717,019	3,748,677
Accounts payable	454,289	434,921
Accounts payable to related entities	45	45
Other provisions	189,101	529,168
Deferred tax liabilities	52,835	234,891
Other non-financial liabilities	94,483	94,483

Total liabilities	7,335,125	7,789,055

Net Assets	578,559	1,045,076

The airport slots (landing and take-offs) have been measured at fair value at the date of the combination and its useful lives are classified as indefinite, which shall be subject to impairment test annually.

The Goodwill recognized on the acquisition of TAM S.A and Subsidiaries reflects the excess value of the transaction that cannot be attributed to assets and liabilities. This value expresses the synergies that are expected to be achieved through the Business Combination. Therefore, in the statement of financial position of LATAM Airlines Group S.A., Goodwill of ThUS$ 2,758,672 has been recognized.

Goodwill determination:
	ThUS$	ThUS$
Purchase price		3,782,244
Less:		1,023,572
Fair value of assets and liabilities acquired	1,045,076
Noncontrolling interest	(21,504)

Goodwill		2,758,672

The determination of the purchase price is explained in the following table:

Number of shares LAN Exchange (a)	Share price at fair value at June 22 exchange rate at June 22 US$ (b)		Purchase price ThUS$ (a) times (b)	Squeeze Out At July exchange rate at June 22 ThUS$	Total purchase price ThUS$
135,119,066	26.76973	(*)	3,617,101	165,143	3,782,244

(*)	Value of the share at June 22 $ 13,489

Exchange rate as of June 22 503.89

The capital increase originated in the merger, is determined by the social capital amount of Sister Holdco S.A. and Holdco II S.A., equivalent to ThUS$ 951,409. The difference between this value and the purchase price, amounting to ThUS$ 2,665,692 is shown in Other reserves.

The costs incurred by LATAM Airline Group S.A. to make the Business Combination amounts to ThUS$.50,647, and are recorded in the Income statement when they were incurred.

In regards to non-controlling interest, this is valued at fair value of acquired assets and liabilities at December 31, 2012.

The income contribution of TAM S.A. and Subsidiaries was ThUS$ 3,645,409, the net result considered in the consolidated financial statements of the group, at December 31, 2012, being ThUS$ (45,163).

(b)	Aerovías de Integración Regional, AIRES S.A.

On November 26, 2010 LAN Pax Group S.A., a subsidiary of the Company, acquired 98.942% of the Colombian company Aerovías de Integración Regional, AIRES S.A.

This acquisition was made through the purchase of 100% of the shares of the Panamanian corporations AKEMI Holdings S.A. and SAIPAN Holding S.A., which owned the aforementioned percentage of AIRES S.A. The purchase price was ThUS$ 12,000.

Aerovías de Integración Regional, AIRES S.A., founded in 1980, at the date of acquisition it was the second largest operator within the Colombian domestic market with a market share of 22%. AIRES S.A. offered regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LATAM Airlines Group S.A. Additionally, better performance is expected by the business of LATAM Airlines Group S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Business Combination is recognized in the statement of financial position of the Company and Subsidiaries as Goodwill of ThUS$ 94,224.

Summary statement of financial position at acquisition date:
	ThUS$		ThUS$
Current assets	27,315	Current liabilities	125,193
Non-current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)

Total assets	58,967	Total liabilities	58,967

Controlling interest	(82,224)

Goodwill determination:
	ThUS$
Controlling interest	82,224
Purchase price	12,000

Goodwill	94,224

(c)	AEROASIS S.A.

Dated February 15, 2011, LAN Pax Group S.A. subsidiary of the Company acquired 100% of Colombian society AEROASIS S.A. The purchase price was ThUS$ 3,541.

AEROASIS S.A. is a corporation incorporated under the laws of the Republic of Colombia through Public Deed No. 1,206 dated May 2, 2006.

The Business Combination is recognized in the statement of financial position of the Company and Subsidiaries as goodwill of ThUS$ 6,736.

Summary statement of financial position at acquisition date:
	ThUS$		ThUS$
Current assets	1,802	Current liabilities	8,007
Non-current assets	3,010	Non-current liabilities	—
		Equity	(3,195)

Total assets	4,812	Total liabilities	4,812

Controlling interest	(3,195)

Goodwill determination:
	ThUS$
Controlling interest	3,195
Purchase price	3,541

Goodwill	6,736

NOTE 19 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	1,153,003	1,087,563	—	—	1,153,003	1,087,563
Land	65,307	35,673	—	—	65,307	35,673
Buildings	245,939	101,123	(70,869)	(23,185)	175,070	77,938
Plant and equipment	7,946,519	5,335,840	(1,640,530)	(1,211,814)	6,305,989	4,124,026
Own aircraft	6,979,986	4,921,907	(1,278,738)	(1,123,871)	5,701,248	3,798,036
Other	966,533	413,933	(361,792)	(87,943)	604,741	325,990
Machinery	76,956	3,376	(41,799)	(1,998)	35,157	1,378
Information technology equipment	171,568	89,678	(131,105)	(67,087)	40,463	22,591
Fixed installations and accessories	81,251	64,936	(38,908)	(29,838)	42,343	35,098
Motor vehicles	70,706	45,161	(48,451)	(26,943)	22,255	18,218
Leasehold improvements	87,004	94,485	(65,276)	(62,986)	21,728	31,499
Other property, plants and equipment	5,812,401	832,772	(1,875,827)	(338,774)	3,936,574	493,998
Financial leasing aircraft	5,657,286	772,887	(1,835,736)	(308,805)	3,821,550	464,082
Other	155,115	59,885	(40,091)	(29,969)	115,024	29,916

Total	15,710,654	7,690,607	(3,912,765)	(1,762,625)	11,797,889	5,927,982

The balance at December 31, 2012 of Property, plant and equipment, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

The movement in the different categories of Property, plant and equipment from January 1, 2011 to December 31, 2012 is shown below:

(a) As of December 31, 2011

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

Additions	29,898	—	1,111	1,028,568	11,885	6,663	543	6,555	19,072	1,104,295
Acquisitions through business combination	—	—	—	—	—	—	—	—	16	16
Disposals	—	—	(2,681)	(109,936)	(8)	—	(6)	—	(537)	(113,168)
Transfers (to) from non-current assets and disposal groups	(127)	—	—	(112)	(1,195)	(588)	(1)	—	(115)	(2,138)
Retirements	(150)	—	(4)	(4,817)	(85)	(23)	(17)	—	(332)	(5,428)
Depreciation expense	—	—	(3,302)	(265,062)	(6,354)	(3,602)	(215)	(19,938)	(30,608)	(329,081)
Conversion difference subsidiaries	(852)	—	(95)	(771)	(63)	(54)	18	—	(95)	(1,912)
Other increases (decreases)	343,191	135	2,788	(169,021)	(188)	5,699	25	762	143,577	326,968

Changes, total	371,960	135	(2,183)	478,849	3,992	8,095	347	(12,621)	130,978	979,552

Closing balance as of December 31, 2011	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

(b) As of December 31, 2012

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

Additions	34,885	—	8,805	2,783,869	11,626	7,836	458	4,668	154,000	3,006,147
Acquisitions through business combination	553,781	46,373	87,338	464,415	16,990	1,697	4,099	—	3,058,899	4,233,592
Disposals	(27)	(5,116)	(4,821)	(73,654)	(15)	—	(28)	—	(5)	(83,666)
Transfers (to) from non-current assets and disposal groups	(2,256)	(11,895)	—	(49,910)	—	—	—	—	—	(64,061)
Retirements	(281)	—	(1,100)	(127,519)	(951)	(262)	(62)	(82)	(18,799)	(149,056)
Depreciation expenses	—	—	(3,311)	(324,189)	(14,982)	(6,526)	(1,316)	(16,432)	(255,366)	(622,122)
Conversion difference subsidiaries	1,844	272	(2,370)	2,206	3,967	532	(100)	—	16,287	22,638
Other increases (decreases)	(522,506)	—	12,591	(458,524)	1,237	3,968	34	2,075	487,560	(473,565)

Changes, total	65,440	29,634	97,132	2,216,694	17,872	7,245	3,085	(9,771)	3,442,576	5,869,907

Closing balance as of December 31, 2012	1,153,003	65,307	175,070	6,358,679	40,463	42,343	4,722	21,728	3,936,574	11,797,889

(c) Composition of the fleet

Aircraft included in the Company’s Property, plant and equipment:

Aircraft	Model	As of December 31, 2012	As of December 31, 2011
Boeing 767	300	3	—
Boeing 767	300ER	30	21
Boeing 767	300F	8	8
Boeing 767	200ER	—	1
Boeing 777	300ER	8	—
Boeing 777	Freighter	2	—
Boeing 787	800	3	—
Airbus A 318	100	5	10
Airbus A 319	100	39	24
Airbus A 320	200	76	33
Airbus A 321	200	8	—
Airbus A 330	200	18	—
Airbus A 340	300	2	4
Airbus A 340	500	2	—

Total		204	101

Operating leases:

Aircraft	Model	As of December 31, 2012	As of December 31, 2011
Boeing 767	300ER	8	10
Boeing 767	300F	4	4
Boeing 777	Freighter	2	2
Airbus A 319	100	18	—
Airbus A 320	200	65	9
Airbus A 321	200	1	—
Airbus A 330	200	2	—
Airbus A 340	300	3	1
Boeing 737	700	6	9
Bombardier	Dhc8-200	10	10
Bombardier	Dhc8-400	4	4

Total		123	49

Total fleet		327	150

(d) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

As a result of the Business Combination with TAM S.A. and Subsidiaries 65 aircraft were incorporated with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

Additionally, for the same Business Combination, 5 aircraft were added under operating lease contracts, which according to the stated policy, are classified as finance leases because the present value of the payments represents most of the economic value of the property. The useful life assigned is 6 years, according to the duration of the contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 622,122 (ThUS$ 329,081 for the period ended December 31, 2011). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(e) Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2012 direct guarantees were added for three aircraft Airbus A319-100, seven Airbus A320-200 aircraft, nine Boeing 767-300 aircraft, six Boeing 777-300 aircraft (four passengers and two cargo) and three Boeing 787-800 aircraft. During the first quarter the Company sold its participation in the permanent establishments Quetro Leasing LLC, Codorniz Leasing Limited, Pochard Leasing LLC, Garza Leasing LLC and Caiquen Leasing LLC. As such the Company eliminated direct guarantees associated with two aircraft Airbus A319-100 and seven aircraft Boeing 767-300 (six passenger aircrafts and one freighter). Additionally, during the second semester of 2012 the guaranties were eliminated for three aircraft A318-100 due to the sale, of two aircraft A340-300 and one aircraft B767-300F.

Description of Property, plant and equipment pledged as guarantee:

			As of December 31, 2012		As of December 31,2011
	Assets		Existing	Book	Existing	Book
Creditor of guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington Trust Company	Aircraft and engines	Boeing 767	1,296,704	1,640,071	1,032,921	1,305,915
		Boeing 787	858,221	937,074	13,750	24,664
Banco Santander S.A .	Aircraft and engines	Airbus A319	81,698	111,458	89,287	117,106
		Airbus A320	626,317	782,609	411,043	504,827
BNP Paribas	Aircraft and engines	Airbus A318	121,172	150,026	187,705	239,530
		Airbus A319	360,100	501,836	301,327	404,723
		Airbus A320	261,139	333,105	284,265	350,387
Credit Agricole (*)	Aircraft and engines	Airbus A319	44,002	107,625	93,019	114,376
		Airbus A320	68,096	156,355	34,530	163,746
		Airbus A340	19,531	105,349	54,491	215,978
JP Morgan	Aircraft and engines	Boeing 777	280,698	324,159	—	—

Total direct guarantee			4,017,678	5,149,667	2,502,338	3,441,252

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2012 amounted to ThUS$ 2,888,753 (ThUS$ 316,859 at December 31, 2011). The book value of assets with indirect guarantees as of December 31, 2012 amounts to ThUS$ 3,777,715 (ThUS$ 504,355 as of December 31, 2011).

The balance at December 31, 2012 of Property, plant and equipment, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	188,214	43,626
Commitments for the acquisition of aircraft (*)	24,500,000	14,500,000

(*)	According to the manufacturer’s price list.

In December 2009, the Company signed a purchase commitment with Airbus S.A.S. for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company signed a new commitment to this manufacturer for the acquisition of 50 aircraft of the same family with deliveries between 2012 and 2016. Additionally, in June 2011, a contract was signed for 20 additional aircraft of the A320 NEO family with deliveries between 2017 and 2018.

With regards to the above, as of December 31, 2012, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 78 Airbus aircraft of the A320 family to be delivered between 2013 and 2018. The approximate amount is ThUS$ 6,400,000, according to the manufacturer’s price list. Additionally, the Company has active purchase options for 4 A320 NEO aircraft.

Otherwise purchase contracts were signed with The Boeing Company during February, May and December 2011, for 3, 5 and 2 B767-300 aircraft respectively.

As of December 31, 2012, and as a result of different aircraft purchase contracts signed with The Boeing Company, remain to receive a total of 4 767-300 aircraft during 2013 and 23 787 Dreamliner aircraft, with delivery dates between 2013 and 2017. The approximate amount, according to the manufacturer’s price list, is ThUS$ 5,000,000. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The acquisition of these aircraft is part of the strategic plan for the long-term fleet. This plan also involves the sale of 15 Airbus A318 model between 2011 and 2013. It is estimated that this sale will have no significant impact on results. During 2011 the first 5 aircraft were sold. During 2012 sold another 3 and during 2013 the Company plans to sell the last 7.

Additionally, as a result of the Business Combination with TAM S.A. and Subsidiaries the following commitments are incorporated:

In November 2006, a purchase commitment was signed with Airbus S.A.S. for the acquisition of 31 A320 family aircraft and 6 A330-200 aircraft, with deliveries between 2007 and 2010. Subsequently, in January 2008 signed a new commitment for the acquisition of 20 additional A320 family aircraft and 4 aircraft A330-200, with deliveries between 2010 and 2014, also signed a purchase commitment for 22 A350 aircraft. In July 2010, signed a purchase commitment with Airbus S.A.S. for the acquisition of 20 A320 family aircraft with deliveries between 2014 and 2015 and on the same date the option was exercised to purchase 5 A350. In October 2011, a new commitment was signed to this manufacturer for the acquisition of 10 additional aircraft of the A320 family with deliveries between 2016 and 2017, plus 22 family aircraft A320 NEO with deliveries between 2016 and 2018.

With the above, at December 31, 2012, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 71 aircraft Airbus A320 family, with deliveries between 2013 and 2018, and 27 Airbus aircraft A350 family with delivery dates starting from 2015. Additionally, the Company has valid purchase options for 10 A320 family aircraft and 5 Airbus NEO A350.

In December 2008, a new commitment purchase agreement was signed with The Boeing Company for 2 B777 aircraft with deliveries in 2013, and in February 2011 an agreement was signed for the purchase of another 2 B777 aircraft with deliveries in 2014.

With the above, at December 31, 2012, due to the various purchase contracts signed with The Boeing Company, remain to receive 4 B777 aircraft. Additionally, the Company has valid purchase options for 2 B777 aircraft.

The approximate amount of individual purchase contracts incorporated for the effect of the Business Combination with TAM S.A. and Subsidiaries is ThUS$ 13,100,000, according to the manufacturers price list.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended December 31,
		2012	2011
Average rate of capitalization of capitalized interest costs	%	2.60	3.51
Costs of capitalized interest	ThUS$	45,069	33,342

(iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of December 31, 2012	As of December 31, 2011
Agonandra Statutory Trust	Airbus A319	100	4	—
Agonandra Statutory Trust	Airbus A320	200	2	—
Air Canada	Airbus A340	500	2	—
AW MS I (AW AS)	Boeing 767	300	3	—
Bluebird Leasing LLC	Boeing 767	300F	2	2
Caiquen Leasing LLC	Boeing 767	300F	1	—
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Codorniz Leasing Limited	Airbus A319	100	2	—
Eagle Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	—
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	—
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	—
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	—
Garza Leasing LLC	Boeing 767	300ER	1	—
General Electric Capital Corporation	Airbus A330	200	6	—
Intraelo BET A Corporation (KFW )	Airbus A320	200	1	—
Juliana Leasing Limited	Airbus A320	200	2	—
Linnet Leasing Limited	Airbus A320	200	4	4
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	—
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	—
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	—
Quetro Leasing LLC	Boeing 767	300ER	3	—
Seagull Leasing LLC	Boeing 767	300F	—	1
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	—
SL Alcyone LT D (Showa)	Airbus A320	200	1	—
TMF Interlease Aviation B.V.	Airbus A320	200	12	—
TMF Interlease Aviation B.V.	Airbus A330	200	1	—
TMF Interlease Aviation II B.V.	Airbus A319	100	5	—
TMF Interlease Aviation II B.V.	Airbus A320	200	2	—
TMF Interlease Aviation III B.V.	Airbus A319	100	3	—
TMF Interlease Aviation III B.V.	Airbus A320	200	12	—
TMF Interlease Aviation III B.V.	Airbus A321	200	7	—
TMF Interlease Aviation III B.V.	Airbus A330	200	10	—
Wacapou Leasing S.A	Airbus A320	200	1	—
Wells Fargo Bank North National Association (ILFC)	Airbus A330	200	1	—

Total			102	11

Leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2012 the Company had one hundred and two aircraft (eleven aircraft as of December 31, 2011).

During the first quarter of 2012, due to the sale of its participation in the permanent establishments Caiquen Leasing LLC, Codorniz Leasing Limited, Garza Leasing LLC, Pochard Leasing LLC and Quetro Leasing LLC, the Company increased its number of aircraft on lease by seven Boeing 767-300 (one freighter and six passenger aircrafts) and two A319-100. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

As a result of the Business Combination 81 aircraft capital leases were added as financial leasing, and during the third quarter of 2012 two more Airbus A320-200 were added in this way.

The book value of assets under financial leases as of December 31, 2012 amounts to ThUS$ 3,863,193 (ThUS$ 464,082 as of December 31, 2011).

The minimum payments under financial leases are as follows:

As of December 31, 2012

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	523,033	(66,090)	456,943
Between one and five years	1,687,596	(186,145)	1,501,451
Over five years	1,135,262	(57,455)	1,077,807

Total	3,345,891	(309,690)	3,036,201

As of December 31, 2011

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	78,369	(7,622)	70,747
Between one and five years	207,365	(18,657)	188,708
Over five years	59,152	(2,078)	57,074

Total	344,886	(28,357)	316,529

NOTE 20 - TAXES AND DEFERRED TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(662)	(547)	548,618	338,741
Leased assets	—	—	105,554	65,240
Amortization	15,148	14,255	69,335	36,667
Provisions	16,266	9,998	(216,733)	47,757
Revaluation of financial instruments	5,178	—	(30,110)	(28,788)
Tax losses	105,652	35,300	(328,608)	(83,297)
Revaluation property, plant and equipment	—	—	(45,579)	—
Intangibles	—	—	498,674	—
Others	3,047	1,142	(12,092)	(6,695)

Total	144,629	60,148	589,059	369,625

The balance at December 31, 2012 of deferred taxes, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

The balance of deferred tax assets and liabilities are composed principally of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities from January 1, 2011 to December 31, 2012 are as follows:

(a)	From January 1 to December 31, 2011

			Recognized
	Beginning	Recognized in	in other	Incorporation by				Ending
	balance	consolidated	comprehensive	business			Sale of	balance
	asset (liability)	income	income	combinations	Reclassifications	Others	investment	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(290,669)	(48,614)	—	—	—	—	(5)	(339,288)
Leased assets	(59,848)	(5,392)						(65,240)
Amortization	(17,320)	(8,903)	—	3,811	—	—	—	(22,412)
Provisions	(14,889)	(22,482)	—	—	—	—	(388)	(37,759)
Post-employment benefit obligations	1,604	(1,604)	—	—	—	—	—	—
Revaluation of financial instruments	21,926	—	6,862	—	—	—	—	28,788
Tax losses	13,229	112,013	—	—	(6,645)	—	—	118,597
Others	72,039	(63,460)	1,846	—	—	(2,521)	(67)	7,837

Total	(273,928)	(38,442)	8,708	3,811	(6,645)	(2,521)	(460)	(309,477)

(b)	From January 1 to December 31, 2012

			Recognized
	Opening	Recognized in	in other	Incorporation by	Exchange	Effect from		Ending
	balance	consolidated	comprehensive	business	rate	change in		balance
	assets/liabilities	income	income	combination	variation	tax rate	Others	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(339,288)	(86,740)	—	(63,106)	(370)	(59,776)	—	(549,280)
Leased assets	(65,240)	(28,801)	—	—	—	(11,513)	—	(105,554)
Amortization	(22,412)	(6,580)	—	(18,614)	(110)	(6,471)	—	(54,187)
Provisions	(37,759)	(8,823)	—	286,254	1,680	(8,353)	—	232,999
Revaluation of financial instruments	28,788	(5,348)	(2,623)	9,335	56	5,080	—	35,288
Tax losses	118,597	110,930	—	188,910	1,110	14,713	—	434,260
Revaluation propety, plant and equipment	—	—	—	45,313	266	—	—	45,579
Intangibles	—	—	—	(495,762)	(2,912)	—	—	(498,674)
Others	7,837	10,422	(2,734)	14,440	86	701	(15,613)	15,139

Total	(309,477)	(14,940)	(5,357)	(33,230)	(194)	(65,619)	(15,613)	(444,430)

Deferred tax assets not recognized:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Temporary differences	—	2,152
Tax losses	1,439	35

Total Deferred tax assets not recognized	1,439	2,187

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. The Company has not recognized deferred tax assets of ThUS$ 1,439 (ThUS$ 35 at December 31, 2011) compared to a loss of ThUS$ 5,265 (ThUS$ 103 at December 31, 2011) to offset against future years tax benefits.

Expense (income) for deferred and current income taxes for the periods ended at December 31, 2012 and December 31, 2011, respectively, are as follows:

	For the periods ended
	December 31
	2012	2011
	ThUS$	ThUS$
Expense for current income tax
Current tax expense	35,527	19,470
Adjustment to previous year’s current tax	(13,886)	3,877
Other current tax expense (income)	12	—

Total current tax expense, net	21,653	23,347

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	79,155	40,051
Reduction (increase) in value of deferred tax assets
During the evaluation of its usefulness	1,404	(1,609)

Total deferred tax expense, net	80,559	38,442

Income tax expense	102,212	61,789

Composition of income tax expense (income):

	For the periods ended
	December 31,
	2012	2011
	ThUS$	ThUS$
Current tax expense, net, foreign	31,791	4,486
Current tax expense, net, Chile	(10,138)	18,861

Total current tax expense, net	21,653	23,347

Deferred tax expense, net, foreign	(54,980)	(20,876)
Deferred tax expense, net, Chile	135,539	59,318

Deferred tax expense, net, total	80,559	38,442

Income tax expense	102,212	61,789

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the periods ended
	December 31,
	2012	2011
	ThUS$	ThUS$
Tax expense using the legal rate	22,633	76,410

Tax effect of legal rate change	70,441	(10,571)
Tax effect of rates in other jurisdictions	(10,686)	1,916
Tax effect of non-taxable operating revenues	(7,029)	(11,094)
Tax effect of disallowable expenses	27,437	5,087
Other increases (decreases)	(584)	41

Total adjustments to tax expense using the legal rate	79,579	(14,621)

Tax expense using the effective rate	102,212	61,789

Reconciliation of legal tax rate to effective tax rate:

	For the periods ended
	December 31,
	2012	2011
	%	%
Legal tax rate	20.00	20.00

Effect of tax rates for legal rate change	62.24	(2.77)
Effect of tax rates in other jurisdictions	(9.44)	0.50
Effect of tax rate on non-taxable operating revenues	(6.21)	(2.89)
Effect of tax rate on disallowable expenses	24.24	1.33
Other increase (decrease)	(0.52)	0.01

Total adjustment to the legal tax rate	70.31	(3.82)

Total effective tax rate	90.31	16.18

On September 27, 2012, the Law N° 20,630 was published in the Official Journal that “Improves Tax Legislation and Finance Education Reform”. Among the major tax reforms that the amending Law contains, the First Category Tax Rate was modified which must be declared and paid beginning in the 2013 tax year.

The above implies, that the rate of income tax for the tax year 2013 is 20%. Therefore, for purposes of the closing financial statements beginning as of September 30, 2012, this should be considered in determining the provision for income taxes and the determination of deferred tax rate of 20%.

Thereby, at December 31, 2012 the Company had tax expense considering the increased rate of 17% to 20%, which meant a higher recorded tax expense by ThUS$ 70,441.

Deferred taxes related to items charged to net equity:

	For the periods ended
	December 31,
	2012	2011
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	(5,357)	8,708
Aggregate deferred taxation related to items charged to net equity	(257)	(355)

Total deferred taxes related to items charged to net equity	(5,614)	8,353

Deferred tax effects of the components of other comprehensive income:

	As of December 31, 2012
		Income tax	Amount
	Amount before	expense	after
	Taxes	(income)	Taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	2,510	2,623	5,133
Translation adjustment	(18,692)	2,734	(15,958)

		5,357

	As of December 31, 2011
		Income tax	Amount
	Amount before	expense	after
	Taxes	(income)	Taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	40,368	(6,862)	33,506
Translation adjustment	10,864	(1,846)	9,018

		(8,708)

NOTE 21 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,977,255	537,334
(b) Derivatives not recognized as a hedge	4,477	4,907
(c) Hedge derivatives	65,598	40,016

Total current	2,047,330	582,257

Non-current
(a) Interest bearing loans	7,582,302	2,978,973
(b) Derivatives not recognized as a hedge	5,515	9,859
(c) Hedge derivatives	111,040	120,304

Total non-current	7,698,857	3,109,136

The balance at December 31, 2012 of Other financial liabilities, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
Loans to exporters	242,955	153,386
Bank loans	519,762	379
Guaranteed obligations	411,313	310,217

Subtotal bank loans	1,174,030	463,982

Obligation with the public	273,682	—
Financial leases	471,896	70,747
Other loans	57,647	2,605

Total current	1,977,255	537,334

Non-current
Bank loans	219,319	247,725
Guaranteed obligations	3,432,919	2,159,055

Subtotal bank loans	3,652,238	2,406,780

Obligation with the public	1,123,840	—
Financial leases	2,615,924	245,782
Other loans	190,300	326,411

Total non-current	7,582,302	2,978,973

Total obligations with financial institutions	9,559,557	3,516,307

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at December 31, 2012 and December 31, 2011, are as follows:

	As of	As of
	December 31,	December 31,
	2012	2011
Currency	ThUS$	ThUS$
Brazilian real	326,394	—
Euro	1,785	—
US Dollar	9,231,378	3,516,307

Total	9,559,557	3,516,307

Interest-bearing loans due in installments due at December 31, 2012, at nominal value.

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	30,000	—	—	—		30,000	Semiannual	2.17%	30,253	2.17%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	35,000	—	—	—		35,000	Semiannual	1.70%	35,056	1.70%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US$	75,000	—	—	—		75,000	Quarterly	1.32%	75,084	1.32%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	102,000	—	—	—		102,000	Annual	1.83%	102,562	1.79%
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	—	—	214,373	—		214,373	—	2.57%	214,586	2.57%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	44,848	—	—		44,848	Semiannual	1.76%	44,972	1.74%
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	2,732	8,374	23,951	26,478	41,114	102,649	Quarterly	5.69%	101,461	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	12,203	33,402	35,129	6,714	—	87,448	Quarterly	3.42%	87,719	3.37%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,474	10,696	20,753	13,014	18,211	66,148	Quarterly	4.96%	65,494	4.41%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	13,578	41,635	118,769	130,877	146,231	451,090	Quarterly	4.15%	444,700	3.67%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	39,546	119,458	324,890	334,407	1,141,162	1,959,463	Quarterly	2.57%	1,872,616	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	9,311	28,406	79,112	84,369	208,710	409,908	Quarterly	2.71%	399,854	2.10%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	4,931	14,919	40,930	42,645	117,024	220,449	Quarterly	1.39%	214,434	0.85%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,514	7,638	21,116	22,221	74,733	128,222	Quarterly	1.73%	123,920	1.13%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,231	3,748	10,359	10,919	37,223	63,480	Quarterly	1.71%	61,411	1.11%
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRILL LYNCH	U.S.A.	US$	3,159	9,602	26,388	27,586	106,054	172,789	Quarterly	1.97%	165,394	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPAN	U.S.A.	US$	1,962	5,974	16,404	17,153	65,579	107,072	Quarterly	1.98%	102,662	1.27%
		LATAM Airlines Group S.A.		0-E	DEUTSCHE BANK	U.S.A.	US$	4,151	12,813	36,339	39,791	96,906	190,000	Quarterly	3.35%	190,813	3.35%
		LATAM Airlines Group S.A.		—	SWAP Aviones llegados	—	US$	815	2,316	5,158	3,549	1,916	13,754	—	—	13,754	—
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	6,510	16,075	35,499	25,563	1,844	85,491	Quarterly	3.71%	85,670	3.42%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	4,646	14,192	29,145	30,216	25,485	103,684	Quarterly	1.32%	103,869	1.29%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	1,358	4,164	12,014	13,461	15,089	46,086	Quarterly	6.38%	45,480	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,825	5,637	—	—	—	7,462	Quarterly	1.31%	7,466	1.31%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	11,899	36,603	104,071	112,116	49,572	314,261	Quarterly	5.29%	311,418	4.70%
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	—	—	146,189	—	—	146,189	—	1.86%	148,582	1.86%
		LATAM Airlines Group S.A.	Chile	—	OTROS	—	US$	3,524	10,706	29,472	15,258	—	58,960	Quarterly	2.08%	58,340	2.08%

					Total			371,369	431,206	1,330,061	956,337	2,146,853	5,235,826			5,107,570

Interest-bearing loans due in installments due at December 31, 2012, at nominal value.

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total nominal value	Amorti- zation	Effective rate	Total accounting value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	—	50,322	—	—	—	50,322	Quarterly	2.81%	64,480	2.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	24,363	5,623	—	—	—	29,986	At Expiration	4.03%	30,419	4.03%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	42,106	109,874	—	—	—	151,980	At Expiration	5.35%	152,517	5.35%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A.	Brazil	BRL	92	—	—	—	—	92	Semiannual	10.72%	336	10.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	45,539	117,852	—	—	—	163,391	At Expiration	5.65%	166,916	5.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/ US$	17,306	14,356	784	—	—	32,446	Monthly/ At Expiration	7,69% / 4,01%	32,596	7,69% / 4,01%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	61	27	—	—	—	88	Monthly	8.94%	78	8.94%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—	27,484	—	—	—	27,484	At Expiration	3.34%	27,506	3.34%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKER ING MAATSCHAPPIJ	Holland	US$	96	297	861	971	2,383	4,608	Monthly	0.96%	4,674	0.95%
Obligations with the publics	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	—	300,000	800,000	1,100,000	At Expiration	8.60%	1,146,251	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	BRL	24,468	220,210	—	—	—	244,678	Semiannual	8.96%	251,271	8.56%
Financial leases	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,666	5,140	14,816	16,580	26,925	65,127	Monthly	N/A	66,032	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,400	9,350	—	—	—	12,750	Monthly	N/A	12,871	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	2,862	8,819	25,357	27,070	22,925	87,033	Monthly	2.25%	87,409	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	2,991	8,975	5,651	—	—	17,617	Monthly	N/A	18,588	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	544	1,699	4,939	5,609	11,535	24,326	Quarterly	1.50%	24,479	1.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,372	7,237	17,064	17,384	43,929	87,986	Quarterly	3.84%	88,109	3.84%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	11,862	41,043	82,593	81,129	234,657	451,284	Quarterly	3.69%	451,201	3.69%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,182	12,683	67,629	10,627	19,689	114,810	Quarterly	2.29%	115,493	2.29%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE -CIB	France	US$	15,945	47,894	126,930	121,391	182,561	494,721	Quarterly/ Semiannual	2,01% / 0,82%	497,986	2,01% / 0,37%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,125	9,375	25,000	—	—	37,500	Quarterly	2.89%	37,570	2.89%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	456	1,369	2,821	756	—	5,402	Monthly	2.25%	5,420	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	9,140	19,967	51,979	—	—	81,086	Monthly	2.59%	81,379	2.59%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,275	3,887	10,713	11,249	42,334	69,458	Quarterly	1.70%	69,596	0.85%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	3,709	11,343	32,226	23,604	26,888	97,770	Monthly/ Quarterly	2,11% / 2,21%	98,111	2,11% / 2,21%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	5,972	20,421	59,579	66,989	163,464	316,425	Quarterly/ Semiannual	2,62% / 3,32%	319,002	2,62% / 3,32%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,609	8,080	23,530	36,373	46,500	117,092	Monthly	1.96%	117,520	1.96%
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	493	1,417	3,369	2,847	15,521	23,647	Quarterly	2.42%	23,844	2.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769	5,308	3,194	—	—	10,271	Monthly	1.98%	10,300	1.98%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,355	34,574	90,164	91,964	151,968	380,025	Quarterly	1.95%	381,847	1.95%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	504	1,532	4,207	4,390	8,798	19,431	Quarterly	0.88%	19,545	0.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCODE LAGE LANDEN BRASIL S.A	Brazil	BRL	252	758	1,015	—	—	2,025	Monthly	7.51%	1,344	7.51%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	543	1,631	81	—	—	2,255	Monthly	10.58%	2,192	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	40	13	—	—	—	53	Monthly	5.31%	50	5.31%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	189	484	74	—	—	747	Monthly	9.08%	711	9.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	61	191	1,320	—	—	1,572	Monthly	6.82%	1,785	6.82%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	2,520	—	—	—	—	2,520	Monthly	0.00%	1,534	0.00%
Others loans	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRADE MEIOS DE PAGAMENTO	Brazil	BRL	31,882	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%

					Total			275,749	818,378	655,896	818,933	1,800,077	4,369,033			4,451,987

					Total Consolidated			647,118	1,249,584	1,985,957	1,775,270	3,946,930	9,604,859			9,559,557

Interest-bearing loans due in installments to December 31, 2012, at accounting values

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to export	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	30,253	—	—	—	—	30,253	Semiannual	2.17%	30,000	2.17%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	35,056	—	—	—	—	35,056	Semiannual	1.70%	35,000	1.70%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US$	75,084	—	—	—	—	75,084	Quarterly	1.32%	75,000	1.32%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	102,562	—	—	—	—	102,562	Annual	1.83%	102,000	1.79%
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	214	—	214,372	—	—	214,586	—	2.57%	214,373	2.57%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	44,988	(16)	—	—	44,972	Semi annual	1.76%	44,848	1.74%
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	3,590	8,374	22,767	25,947	40,783	101,461	Quarterly	5.69%	102,649	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	12,475	33,402	35,128	6,714	—	87,719	Quarterly	3.42%	87,448	3.37%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,829	10,696	20,126	12,764	18,079	65,494	Quarterly	4.96%	66,148	4.41%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	15,428	41,635	113,648	128,765	145,224	444,700	Quarterly	4.15%	451,090	3.67%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	45,109	119,458	284,423	313,700	1,109,926	1,872,616	Quarterly	2.57%	1,959,463	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	10,711	28,406	73,422	81,588	205,727	399,854	Quarterly	2.71%	409,908	2.10%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,308	14,919	37,797	41,117	115,293	214,434	Quarterly	1.39%	220,449	0.85%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,746	7,638	19,070	21,177	73,289	123,920	Quarterly	1.73%	128,222	1.13%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,418	3,748	9,347	10,401	36,497	61,411	Quarterly	1.71%	63,480	1.11%
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRILL LYNCH	U.S.A.	US$	3,566	9,602	23,088	25,860	103,278	165,394	Quarterly	1.97%	172,789	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPON	U.S.A.	US$	2,373	5,974	14,360	16,085	63,870	102,662	Quarterly	1.98%	107,072	1.27%
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US$	4,964	12,813	36,339	39,791	96,906	190,813	Quarterly	3.35%	190,000	3.35%
		LATAM Airlines Group S.A.	Chile	—	SWAP Aviones llegados	—	US$	815	2,316	5,158	3,549	1,916	13,754	—	—	13,754	—
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	7,167	16,076	35,155	25,431	1,841	85,670	Quarterly	3.71%	85,491	3.42%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	4,831	14,191	29,145	30,216	25,486	103,869	Quarterly	1.32%	103,684	1.29%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	1,603	4,164	11,481	13,237	14,995	45,480	Quarterly	6.38%	46,086	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,828	5,638	—	—	—	7,466	Quarterly	1.31%	7,462	1.31%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	13,960	36,603	100,514	110,981	49,360	311,418	Quarterly	5.29%	314,261	4.70%
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	563	1,829	146,190	—	—	148,582	—	1.86%	146,189	1.86%
		LATAM Airlines Group S.A.	Chile	—	OTHERS	U.S.A.	US$	3,524	10,706	29,472	14,638	—	58,340	Quarterly	2.08%	58,960	2.08%

					Total			388,977	433,176	1,260,986	921,961	2,102,470	5,107,570			5,235,826

Interest-bearing loans due in installments to December 31, 2012, at accounting value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	733	63,747	—	—	—	64,480	Quarterly	2.81%	50,322	2.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	24,735	5,684	—	—	—	30,419	At Expiration	4.03%	29,986	4.03%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	41,444	111,073	—	—	—	152,517	At Expiration	5.35%	151,980	5.35%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	336	—	—	—	—	336	Semiannual	10.72%	92	10.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	47,205	119,711	—	—	—	166,916	At Expiration	5.65%	163,391	5.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/ US$	17,288	14,560	748	—	—	32,596	Monthly/At Expiration	7,69% / 4,01%	32,446	7,69% / 4,01%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	50	28	—	—	—	78	Monthly	8.94%	88	8.94%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—	27,506	—	—	—	27,506	At Expiration	3.34%	27,484	3.34%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	162	298	861	971	2,382	4,674	Monthly	0.96%	4,608	0.95%
Obligations with the public	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	12,759	9,652	6,720	306,771	810,349	1,146,251	At Expiration	8.60%	1,100,000	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	31,061	220,210	—	—	—	251,271	Semiannual	8.96%	244,678	8.56%
Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,571	5,140	14,816	16,580	26,925	66,032	Monthly	N/A	65,127	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,521	9,350	—	—	—	12,871	Monthly	N/A	12,750	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,238	8,819	25,357	27,070	22,925	87,409	Monthly	2.25%	87,033	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	3,962	8,975	5,651	—	—	18,588	Monthly	N/A	17,617	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	697	1,699	4,939	5,609	11,535	24,479	Quarterly	1.50%	24,326	1.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,495	7,237	17,064	17,384	43,929	88,109	Quarterly	3.84%	87,986	3.84%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	11,779	41,043	82,593	81,129	234,657	451,201	Quarterly	3.69%	451,284	3.69%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A.	US$	4,865	12,683	67,629	10,627	19,689	115,493	Quarterly	2.29%	114,810	2.29%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	19,209	47,894	126,929	121,392	182,562	497,986	Quarterly/ Semiannual	2,01% / 0,82%	494,721	2,01% / 0,37%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,195	9,375	25,000	—	—	37,570	Quarterly	2.89%	37,500	2.89%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	474	1,369	2,821	756	—	5,420	Monthly	2.25%	5,402	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	10,536	19,967	50,876	—	—	81,379	Monthly	2.59%	81,086	2.59%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,413	3,887	10,713	11,249	42,334	69,596	Quarterly	1.70%	69,458	0.85%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	4,049	11,343	32,226	23,605	26,888	98,111	Monthly/ Quarterly	2,11% / 2,21%	97,770	2,11% / 2,21%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	8,549	20,421	59,579	66,989	163,464	319,002	Quarterly/ Semiannual	2,62% / 3,32%	316,425	2,62% / 3,32%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,037	8,080	23,530	36,373	46,500	117,520	Monthly	1.96%	117,092	1.96%
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,192	1,417	3,370	2,847	15,018	23,844	Quarterly	2.42%	23,647	2.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,798	5,308	3,194	—	—	10,300	Monthly	1.98%	10,271	1.98%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	13,177	34,574	90,164	91,964	151,968	381,847	Quarterly	1.95%	380,025	1.95%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	618	1,533	4,206	4,390	8,798	19,545	Quarterly	0.88%	19,431	0.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	103	302	939	—	—	1,344	Monthly	7.51%	2,025	7.51%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	505	1,585	102	—	—	2,192	Monthly	10.58%	2,255	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	37	13	—	—	—	50	Monthly	5.31%	53	5.31%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	158	472	81	—	—	711	Monthly	9.08%	747	9.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	602	35	1,148	—	—	1,785	Monthly	6.82%	1,572	6.82%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	1,534	—	—	—	—	1,534	Monthly	0.00%	2,520	0.00%
Others loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%

					Total			310,969	844,133	661,256	825,706	1,809,923	4,451,987			4,369,033

					Total Consolidated			699,946	1,277,309	1,922,242	1,747,667	3,912,393	9,559,557			9,604,859

Interest-bearing loans installments due at December 31, 2011, at nominal value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	—	12,500	—	—	—	12,500	Semi-annual	2.35%	12,615	2.35%
		LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	—	30,000	—	—	—	30,000	Semi-annual	1.91%	30,224	1.91%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	50,000	—	—	—	—	50,000	Quarterly	1.51%	50,065	1.51%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	—	60,000	—	—	—	60,000	Annual	2.21%	60,482	2.13%
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	—	44,848	—	—	44,848	Semi-annual	1.82%	44,975	1.81%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	—	—	202,899	—	—	202,899	—	2.55%	203,129	2.55%
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	2,584	7,961	22,779	25,172	54,697	113,193	Quarterly	5.69%	111,605	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	19,373	57,624	64,797	33,089	7,158	182,041	Quarterly	4.05%	182,876	4.05%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	11,515	35,377	100,266	90,741	116,461	354,360	Quarterly	5.18%	350,084	4.61%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	14,230	43,705	124,762	137,393	237,427	557,517	Quarterly	4.27%	548,525	3.81%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	3,946	12,031	33,640	35,999	103,326	188,942	Quarterly	3.64%	184,969	3.53%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	10,285	31,428	88,005	94,388	273,601	497,707	Quarterly	2.94%	484,801	2.61%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	4,822	14,611	40,108	41,767	138,574	239,882	Quarterly	1.14%	232,676	1.01%
		LATAM Airlines Group S.A.	Chile	0-E	JP MORGAN	U.S.A.	US$	4,151	12,635	34,726	36,288	138,495	226,295	Quarterly	1.09%	217,978	0.94%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	1,886	5,742	15,876	16,702	65,657	105,863	Quarterly	1.41%	102,065	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	643	1,957	5,440	5,740	22,761	36,541	Quarterly	1.37%	35,254	1.22%
		LATAM Airlines Group S.A.	Chile		SWAP Aviones llegados		US$	969	2,770	8,887	3,792	2,021	18,439			18,439
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	7,258	21,816	59,161	13,340	9,001	110,576	Quarterly	3.94%	110,707	3.73%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	3,136	9,534	25,518	41,240	—	79,428	Quarterly	1.46%	79,552	1.46%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,357	4,842	19,227	—	—	26,426	Quarterly	1.85%	26,467	1.82%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,716	5,303	7,462	—	—	14,481	Quarterly	1.56%	14,488	1.56%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,181	9,826	27,939	30,653	14,349	85,948	Quarterly	5.22%	85,315	4.68%
Other Loans	89.862.200-3	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	—	—	269,965	—	—	269,965	—	1.87%	272,569	1.87%
		LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	—	—	—	58,960	—	58,960	Quarterly	2.43%	56,447	2.43%

	Total							142,052	379,662	1,196,305	665,264	1,183,528	3,566,811			3,516,307

Interest-bearing loans due in installments at December 31, 2011, at accounting values

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	115	12,500	—	—	—	12,615	Semiannual	2.35%	12,500	2.35%
		LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	224	30,000	—	—	—	30,224	Semiannual	1.91%	30,000	1.91%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	50,065	—	—	—	—	50,065	Quarterly	1.51%	50,000	1.51%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	482	60,000	—	—	—	60,482	Annual	2.21%	60,000	2.13%

Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	149	—	44,826	—	—	44,975	Semiannual	1.82%	44,848	1.81%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	230	—	202,899	—	—	203,129	—	2.55%	202,899	2.55%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	3,498	7,961	21,490	24,538	54,118	111,605	Quarterly	5.69%	113,193	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	20,209	57,624	64,796	33,089	7,158	182,876	Quarterly	4.05%	182,041	4.05%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	13,616	35,377	96,396	89,083	115,612	350,084	Quarterly	5.18%	354,360	4.61%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	16,712	43,705	118,390	134,443	235,275	548,525	Quarterly	4.27%	557,517	3.81%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	4,567	12,031	31,412	34,896	102,063	184,969	Quarterly	3.64%	188,942	3.53%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	12,140	31,427	81,172	90,922	269,140	484,801	Quarterly	2.94%	497,707	2.61%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,269	14,611	36,649	40,011	136,136	232,676	Quarterly	1.14%	239,882	1.01%
		LATAM Airlines Group S.A.	Chile	0-E	JP MORGAN	U.S.A.	US$	4,476	12,635	31,060	34,373	135,434	217,978	Quarterly	1.09%	226,295	0.94%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,161	5,741	14,167	15,803	64,193	102,065	Quarterly	1.41%	105,863	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	761	1,957	4,852	5,430	22,254	35,254	Quarterly	1.37%	36,541	1.22%
		LATAM Airlines Group S.A.	Chile	—	SWAP Aviones llegados	—	US$	969	2,770	8,887	3,792	2,021	18,439	—	—	18,439	—

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	8,158	21,816	58,568	13,194	8,971	110,707	Quarterly	3.94%	110,576	3.73%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	3,260	9,534	25,518	41,240	—	79,552	Quarterly	1.46%	79,428	1.46%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,411	4,842	19,214	—	—	26,467	Quarterly	1.85%	26,426	1.82%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,723	5,303	7,462	—	—	14,488	Quarterly	1.56%	14,481	1.56%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,874	9,826	26,985	30,325	14,305	85,315	Quarterly	5.22%	85,948	4.68%

Other Loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	2,605	—	269,964	—	—	272,569	—	1.87%	269,965	1.87%
		LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	—	—	—	56,447	—	56,447	Quarterly	2.43%	58,960	2.43%

	Total							157,674	379,660	1,164,707	647,586	1,166,680	3,516,307			3,566,811

Summary of other financial non-current loans (other than bank loans, obligations with the public and financial leases)

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
a) Other interest bearing loans (see note 21 a)	57,647	2,605
b) Derivative not recognized as a hedge (see note 21 b)	4,477	4,907
c) Hedge derivatives (see note 21 c)	65,598	40,016

Total currents	127,722	47,528

Non-current
a) Other interest bearing loans (see note 21 a)	190,300	326,411
b) Derivative not recognized as a hedge (see note 21 b)	5,515	9,859
c) Hedge derivatives (see note 21 c)	111,040	120,304

Total non-currents	306,855	456,574

b)	Derivatives not recognized as a hedge.

Derivatives not recognized as a hedge as of December 31, 2012 and December 31, 2011, respectively, is as follows:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	4,477	4,907

Total current	4,477	4,907

Non-current
Interest rate derivative not recognized as a hedge	5,515	9,859

Total non-current	5,515	9,859

Total other financial liabilities	9,992	14,766

c)	Hedge derivatives

Hedge derivatives as of December 31, 2012 and December 31, 2011 are as follows:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
Accrued interest from the last date of interest rate swap	4,660	5,027
Fair value of interest rate derivatives	37,076	34,105
Fair value of fuel derivatives	10,502	—
Fair value of foreign currency derivatives	13,360	884

Total current	65,598	40,016

Non-current
Fair value of interest rate derivatives	104,547	120,304
Fair value of fuel derivatives	4,530	—
Fair value of foreign currency derivatives	1,963	—

Total non-current	111,040	120,304

Total hedging liabilities	176,638	160,320

The foreign currency derivatives are forward exchange and collars contract.

Hedging operation

The fair values of assets/(liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Forward starting swaps (FSS) (1)	—	(19,703)
Interest rate options (2)	6	73
Interest rate swaps (3)	(146,283)	(139,733)
Fuel collars (4)	(911)	19,016
Fuel swap (5)	(9,000)	11,599
Currency forward (6)	—	(253)
Currency collars (7)	(15,228)	—

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3, 6 and 12 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers investments denominated in Chilean pesos to changes in the US Dollar - Chilean Peso exchange rate, with the aim of ensuring investment in dollars.
(7)	Covers TAM’s revenues recorded in another currency.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results over the next 18 months from the consolidated statement of financial position date, where as in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the periods presented, there have not occurred hedging operations of future highly probable transaction that have not been realized.

During the periods presented, there has been hedge ineffectiveness recognized in the consolidated statement of income, for currency collars.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the periods ended
	December 31,
	2012	2011
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the year	(2,510)	(40,368)
Debit (credit) transferred from net equity to income during the year	(26,470)	62

NOTE 22 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,364,237	531,481
(b) Accrued liabilities at the reporting date	288,718	113,605

Total trade and other accounts payables	1,652,955	645,086

The balance at December 31, 2012 of Trade and other accounts payables, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

a) Trade and other accounts payable as of December 31, 2012 and December 31, 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011

	ThUS$	ThUS$
Trade creditors	1,036,436	410,533
Leasing obligation	30,818	18,849
Other accounts payable (*)	296,983	102,099

Total	1,364,237	531,481

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

The details of Trade and other accounts payables are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Aircraft fuel	360,618	134,088
Boarding Fee	203,690	80,253
Other personnel expenses	134,357	32,833
Landing and other aviation fees	121,464	41,900
Suppliers’ technical purchases	64,981	36,387
Fleet (JOL)	59,181	—
Professional services and advisory	52,903	29,870
Marketing	51,360	22,183
Handling and ground handling	49,738	34,743
Ground services	38,436	7,563
Aircraft and engines leasing	30,818	18,849
Services on board	26,674	12,929
Leases, maintenance and IT services	24,433	13,419
Tax recovery program (*)	19,668	—
U.S.A. Department of Justice (**)	18,387	18,387
Crew	16,233	9,780
Maintenance	8,619	11,252
Aviation insurance	7,465	6,274
Communications	5,038	5,881
Distrubution sistem	1,389	3,137
Others	68,785	11,753

Total trade and other accounts payables	1,364,237	531,481

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.
(**)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

b) The liabilities accrued at December 31, 2012 and December 31, 2011, are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Accrued personnel expenses	174,147	46,034
Accounts payable to personnel (*)	70,625	38,391
Aircraft and engine maintenance	22,053	11,178
Others accrued liabilities	21,893	18,002

Total accrued liabilities	288,718	113,605

(*)	Profits and bonds participation (Note 26 letter b)

NOTE 23 - OTHER PROVISIONS

The detail of Other provisions as of December 31, 2012 and December 31, 2011 is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Provision legal claims (1)
Civil contingencies	14,776	260
Labor contingencies	171	331
Tax contingencies	6,772	6,772
Total other provisions, current	21,719	7,363

Non-current
Provision legal claims (1)
Civil contingencies	68,236	1,024
Labor contingencies	125,119	1,005
Tax contingencies	234,843	3,700
Other	6,066	5,981
Provision for European Commision investigation (2)	10,865	10,675

Total other provisions, non-current	445,129	22,385

Total other provisions (3)	466,848	29,748

(1)	The amount represents a provision for certain legal claims made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2012 will be applied during the next 12 months.
(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Referenced value in Note 35 Contingencies.

The balance at December 31, 2012 of Other provisions, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

The movement of provisions between January 1, 2011 and December 31, 2012 is as follows:

	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	21,957	10,916	32,873
Increase in provisions	12,085	—	12,085
Provision used	(3,592)	—	(3,592)
Reversal of unused provision (*)	(11,518)	—	(11,518)
Exchange difference	141	(241)	(100)

Closing balance as of December 31, 2011	19,073	10,675	29,748

Opening balance as of January 1, 2012	19,073	10,675	29,748
Increase in provisions	5,596	—	5,596
Provision used (**)	(115,123)	—	(115,123)
Reversal of unused provision	(449)	—	(449)
Additions due to business combination	543,403	—	543,403
Subsidiaries conversion difference	3,192	—	3,192
Exchange difference	291	190	481

Closing balance as of December 31, 2012	455,983	10,865	466,848

(*)	Is mainly related to the reversal of tax contingencies.
(**)	The deposit judicial in guarantee, regarding the Fundo Aeroviário (FA), in the amount of MUSD $115, was done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government.

European Commission Provision:

(a) This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a Essential Matter report notice on January 21, 2009.

(b) A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airline Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c) Jointly, LATAM Airline Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airline Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airline Group S.A. cooperated during the investigation.

(d) On January 24, 2011, LATAM Airline Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At December 31, 2012, the provision reached the amount of ThUS$ 10,865 (ThUS$ 10,675 at December 31, 2011)

NOTE 24 - TAX LIABILITIES

The composition of Tax liabilities is as follow:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Sales tax	47,122	5,197
Retentions	14,512	13,138
Income tax	45,413	9,750
Others	8,434	1,284

Total current	115,481	29,369

The balances at December 31, 2012 of Tax liabilities, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 25 - OTHER NON-FINANCIAL LIABILITIES

Other non-financial liabilities as of December 31, 2012 and December 31, 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Deferred revenues	1,909,896	969,873
Dividends payable	4,023	85,318
Sale leaseback	7,867	—
Other sundry liabilities	20,744	2,446

Total other non-financial liabilities, current	1,942,530	1,057,637

Non-current
Deferred revenues	101,259	—
Other sundry liabilities	62	—

Total other non-financial liabilities, non-current	101,321	—

Total other non-financial liabilities	2,043,851	1,057,637

The balance at December 31, 2012 of Other non-financial liabilities current and non-current, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 26 - EMPLOYEE BENEFITS

Liability for employee benefits as of December 31, 2012 and December 31, 2011, respectively, are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Pension payments	12,594	10,556
Termination payments	240	280
Other obligations	5,532	2,296

Total liability for employee benefits	18,366	13,132

The balance at December 31, 2012 of Employee benefits, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

(a) The movement in Pension and termination payments and other obligations between January 1, 2011 and December 31, 2012 is as follows:

ThUS$
Opening balance as of January 1, 2011	9,657
Increase (decrease) current service provision	5,482
Benefits paid	(2,007)

Closing balance as of December 31, 2011	13,132

Opening balance as of January 1, 2012	13,132
Increase (decrease) current service provision	5,274
Benefits paid	(40)

Closing balance as of December 31, 2012	18,366

(b) The liability for short-term benefits as of December 31, 2012 and December 31, 2011 respectively, is detailed below:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	70,625	38,391

(*)	Accounts payables to the personnel (Note 22 letter b)

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the periods ended December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,296,101	764,396	587,148
Short-term employee benefits	397,824	85,681	73,335
Termination benefits	32,864	18,207	11,751
Other personnel expenses	181,084	144,219	121,030

Total	1,907,873	1,012,503	793,264

For the period ended at December 31, 2012 the personnel expenses, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 27 - ACCOUNTS PAYABLE, NON-CURRENT

Non-current accounts payable as of December 31, 2012 and December 31, 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Fleet financing (JOL)	140,769	271,965
Tax recovery program (*)	207,089	—
Other accounts payable (**)	21,594	36,000
Aircraft and engine maintenance	335,834	38,540
Provision for vacations and bonuses	9,954	7,982
Other sundry liabilities	15,995	443

Total accounts payable, non-current	731,235	354,930

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.
(**)	Agreement entitled “Plea Agreement” with the Department of Justice of United States of America; its short-term part is in Trade and other payable. See details in Note 23.

The balance at December 31, 2012 of accounts payable non-current, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 28 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at December 31, 2012 amounts to ThUS$ 1,501,018 divided into 479,098,052 common stock of a same series (ThUS$ 473,907, divided into 340,326,431 shares as of December 31, 2011), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

As of December 31, 2012, the total number of shares authorized is 488,355,791 shares no par value, according to the capital increase approved at the Extraodinary Shareholders’ Meeting of December 21, 2011 by 147,355,882 ordinary shares no par value. Of this increase, 142,555,882 shares, was allocated to the merger with companies Sister Holdco S.A. and Holdco II S.A.; and 4,800,000 shares will be allocated to compensation plans for employees of the Company and its subsidiaries. At the end of December 2012, 343,978,986 are fully paid and 135,119,066 were subjected to exchange for shares of the Sister Holdco S.A. and Holdco II S.A.

As reported by Essential Matter dated June 28, 2012, the Board agreed to submit to the approval of shareholders of the Company that the remaining 7,436,816 shares that were not used in the exchange, not be used for the purpose of creating and implementing a compensation plan for employees of the Company and its subsidiaries, as provided in Article 24 of the Corporations Law, but instead preferably intended to be offered to shareholders of LATAM Airlines Group S.A., according to article 25 of the Corporation Law.

According to the information through Essential Matter dated August 3, 2012, to this date, the Board agreed to call Extraordinary Shareholders Meeting to discuss, among other matters, that the referred 7,436,816 shares were intended to be offered preferentially to shareholders of the Company and the balance not subscribed, was offered and placed on the market in general. The aforementioned Extraordinary Shareholders Meeting held on September 4, 2012, agreed, among other matters, the approval of the remaining 7,436,816 shares of total 142,555,882 shares issued under the authorization of the Extraordinary Shareholders Meeting dated December 21, 2011, and were not to be exchanged for shares of the Sister Holdco S.A. and Holdco II S.A., were intended to be offered preferably between the LATAM shareholders under Article 25 of the Corporations Law and that the unsubscribed balance, would be offered and placed on the market in general.

The re-destination and placement of those shares was approved by the Superintendency of Securities and Insurance, dated December 11, 2012. On December 20, 2012, the Board of Directors agreed to start, from December 21, 2012, the period of preferred option of those shares, proceeded to fix the price of placing them, which was reported to the Superintendency of Securities and Insurance by Essential Matter on the same date. At December 31, 2012, 2,988,885 of the said 7,436,816 shares had been placed of which 2,979,077 were paid. The Information on the result of this placement is available in Note 40 on Subsequent Events.

At December 31, 2011, of the total shares subscribed, 340,326,431 shares have been fully paid (includes 7,000 shares paid on December 30, 2011 and registered in the Register of Shareholders in January 2012), leaving 673,569 shares reserved for issuance under option contracts.

The following table shows the movement of the authorized and fully paid shares described above between January 1, 2011 and December 31, 2012

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2011	341,000,000
Increase Capital as of December 21, 2011
Issued shares merger Companies Sister Holdco S.A. and Holdco II S.A.	142,555,882
Compensation plans for employees	4,800,000

Authorized shares as of December 31, 2011	488,355,882

Authorized shares as of January 1, 2012	488,355,882
Increase capital option closing year 2007 options over canceled shares	(91)

Authorized shares as of December 31, 2012	488,355,791

Movement fully paid shares (*)	No of shares	Amount ThUS$
Paid shares as of January 1, 2011	338,790,909	453,444
Exercise stock options increase capital 2007	1,535,522	23,135

Paid shares as of December 31, 2011	340,326,431	476,579

Paid shares as of January 1, 2012	340,326,431	476,579
Exercise stock options increase capital 2007	673,478	10,226
Exchange of shares for merger Companies Sister Holdco S.A. and Holdco II S.A.	135,119,066	951,409
Placement of the remaining preferred shares issued for merger with Companies Sister Holdco S.A. and Holdco II S.A.	2,979,077	68,986

Paid shares as of December 31, 2012 (*)	479,098,052	1,507,200

(*)	Amounts reported represent only those arising from the payment of the outstanding shares, does not consider the capitalization costs for issuance and placement of shares by ThUS$ (3,510) at December 31, 2012 and ThUS$ (2,672) to December 31, 2011.

The movement of stock options over shares related to the capital increase in 2007 is detailed in Note 38.

(c)	Treasury stock

At December 31, 2012, of the total number of shares subscribed and paid, the Company has acquired 7,401 shares, from the shareholders who exercised the right to retirement, for an amount of ThUS$ 203.

(d)	Other sundry reserves

The movement of Other sundry reserves between January 1, 2010 and December 31, 2012 is as follows:

	Stock option plans	Other reserves	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	2,477	13	2,490
Stock option plans	3,523	—	3,523
Deferred tax	(599)	—	(599)
Legal reserves	—	49	49

Closing balance as of December 31, 2010	5,401	62	5,463

Opening balance as of January 1, 2011	5,401	62	5,463
Stock option plans	2,084	—	2,084
Deferred tax	(355)	—	(355)
Transactions with non-controlling interest	—	(1,801)	(1,801)
Capitalization share issuance and placement cost (1)	—	2,672	2,672
Legal reserves	—	429	429

Closing balance as of December 31, 2011	7,130	1,362	8,492

Opening balance as of January 1, 2012	7,130	1,362	8,492
Stock option plan	(1,299)	—	(1,299)
Deferred tax	(257)	—	(257)
Transactions with non-controlling interest	—	(1,604)	(1,604)
Cost of issuance and placement of shares (2)	—	(3,510)	(3,510)
Capitalization share issuance and placement cost (2)	—	3,510	3,510
Higher value for TAM S.A. share exchange	—	2,665,692	2,665,692
Legal reserves	—	1,232	1,232

Closing balance as of December 31, 2012	5,574	2,666,682	2,672,256

(1)	Capitalization share issuance and placement costs caused by the capital increase carried out in 2007, as set out Extraordinary Shareholders Meeting held on December 21, 2011.
(2)	The costs of issuance and placement of shares recognized in reserves during the first half of 2012 were capitalized during the month of September 2012, according to the minutes of the Extraordinary Meeting of Shareholders held on September 4, 2012.

(d.1)	Reserves for stock option plans

These reserves are related to the “Share-based payments” explained in Note 38.

(d.2)	Other reserves

The balance of Other reserves comprises the following:

	Option plans	Other reserves	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	2,477	13	2,490
Stock option plans	3,523	—	3,523
Deferred tax	(599)	—	(599)
Legal reserves	—	49	49

Closing balance as of December 31, 2010	5,401	62	5,463

Opening balance as of January 1, 2011	5,401	62	5,463
Stock option plans	2,084	—	2,084

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	Corresponds to the loss generated by the participation of Lan Pax Group S.A., in the capital increase for Aerovías de Integración Regional, AIRES S.A. by ThUS$ (621) at December 31, 2012 (ThUS$ (1,801) at December 31, 2011) and the loss generated by the participation of Lan Cargo S.A. Investment in the capital increase carried out by Línea Aérea Carguera de Colombia S.A. by ThUS$ (983) at December 31, 2012.

(e)	Reserves with effect in other comprehensive income.

The movement of Reserves with effect in other comprehensive income between January 1, 2010 and December 31, 2012 is as follows:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	(4,924)	(92,230)	(97,154)
Derivatives valuation gains (losses)	—	(17,855)	(17,855)
Deferred tax	(137)	3,035	2,898
Conversion difference subsidiaries	804	—	804

Closing balance as of December 31, 2010	(4,257)	(107,050)	(111,307)

Opening balance as of January 1, 2011	(4,257)	(107,050)	(111,307)
Derivatives valuation gains (losses)	—	(40,368)	(40,368)
Deferred tax	1,855	6,862	8,717
Conversion difference subsidiaries	(10,915)	—	(10,915)

Closing balance as of December 31, 2011	(13,317)	(140,556)	(153,873)

Opening balance as of January 1, 2012	(13,317)	(140,556)	(153,873)
Derivatives valuation gains (losses)	—	5,003	5,003
Deferred tax	(2,727)	(5,177)	(7,904)
Conversion difference subsidiaries	19,618	—	19,618

Closing balance as of December 31, 2012	3,574	(140,730)	(137,156)

(e.1)	Currency translation reserve

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

(e.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f)	Retained earnings

The movement of Retained earnings between January 1, 2010 and December 31, 2012 is as follows:

ThUS$
Opening balance as of January 1, 2010	740,047
Result for the period	419,702
Other increases (decreases)	(129)
Dividends	(210,406)

Closing balance as of December 31, 2010	949,214

Opening balance as of January 1, 2011	949,214
Result for the period	320,197
Other increases (decreases)	(632)
Dividends	(151,981)

Closing balance as of December 31, 2011	1,116,798

Opening balance as of January 1, 2012	1,116,798
Result for the period	10,956
Other increases (decreases)	163
Dividends	(21,749)

Closing balance as of December 31, 2012	1,106,168

(g)	Dividends per share

As of December 31, 2012

Description	Final dividend 2011	Mandatory minimum dividend 2012
Date of dividend	04-26-2012	12-31-2012
Amount of the dividend (ThUS$)	18,462	3,287
Number of shares among which the dividend is distributed	340,999,909	479,098,052
Dividend per share (US$)	0.05414	0.00686

As of December 31, 2011

Description	Final dividend 2010	Interim dividend 2011	Interim dividend 2011
Date of dividend	04-29-2011	08-30-2011	12-20-2011
Amount of the dividend (ThUS$)	10,386	56,595	85,000
Number of shares among which the dividend is distributed	339,310,509	339,358,209	340,164,105
Dividend per share (US$)	0.03061	0.16677	0.24988

As of December 31, 2010

Description	Final dividend 2009	Interim dividend 2010	Interim dividend 2010
Date of dividend	29-04-2010	27-07-2010	23-12-2010
Amount of the dividend (ThUS$)	10,940	74,466	125,000
Number of shares among which the dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.03229	0.21980	0.36896

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2012, dividends are provisioned for a minimum mandatory dividend corresponding to 30% of the value of Company. This amount is in the category Other non-financial liabilities, current.

NOTE 29 - REVENUE

The detail of revenues is as follows:

	For the periods ended December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Passengers	7,978,664	4,008,910	3,109,797
Cargo	1,743,525	1,576,530	1,280,705

Total	9,722,189	5,585,440	4,390,502

For the period ended at December 31, 2012 the Revenue, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 30 - COSTS AND EXPENSES BY NATURE

a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Other rentals and landing fees	1,052,594	671,614	595,214
Aircraft fuel	3,434,569	1,750,052	1,161,927
Comissions	308,941	209,255	173,397
Other operating expenses	1,288,151	646,051	506,730
Aircraft rentals	313,038	174,197	98,588
Aircraft maintenance	297,618	182,358	120,642
Passenger services	239,848	136,049	114,221

Total	6,934,759	3,769,576	2,770,719

b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the periods ended December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Depreciation (*)	753,747	386,644	327,136
Amortization	31,140	9,831	9,355

Total	784,887	396,475	336,491

(*)	Includes the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c)	Personnel expenses

The costs for personnel expenses are disclosed in Liability for employee benefits (See Note 26).

d)	Financial costs

The detail of financial costs is as follows:

	For the periods ended
	December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Bank loan interest	213,332	109,168	117,405
Financial leases	46,893	12,265	5,880
Other financial instruments	34,373	17,644	31,994

Total	294,598	139,077	155,279

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 26, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

For the period ended at December 31, 2012 the Cost and expenses by nature, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 31 - GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The gains (losses) on sales of non-current assets not classified as held for sale as of December 31, 2012 and 2011 are as follows:

	For the periods ended
	December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(2,836)	(172)	1,413

Total	(2,836)	(172)	1,413

NOTE 32 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the periods ended
	December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Duty free	17,463	16,874	11,983
Aircraft leasing	28,863	12,701	13,130
Logistics and courier	—	10,958	36,778
Customs and warehousing	24,537	24,677	24,673
Tours	74,226	43,952	28,216
Other miscellaneous income	75,067	23,642	18,046

Total	220,156	132,804	132,826

For the period ended at December 31, 2012 of Other income, by function, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 33 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real, the latter due to Business Combinations with TAM S.A. and Subsidiaries.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates in each state and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

It was also necessary to apply the above definition to the December 2011 amounts, for comparative purposes.

a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Cash and cash equivalents	337,223	216,747
Argentine peso	68,705	12,956
Brazilian real	3,308	6,616
Chilean peso	40,091	148,148
Colombian peso	671	864
Euro	15,502	5,688
U.S. dollar	94,035	14,647
Strong bolivar	51,346	21,589
Other currency	63,565	6,239

Other financial assets	30,936	17,214
Argentine peso	—	1
Brazilian real	2,167	1,127
Chilean peso	550	499
Colombian peso	2,147	18
Euro	8	291
U.S. dollar	18,020	14,948
Strong bolivar	601	5
Other currency	7,443	325

	As of	As of
Current assets	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Trade and other accounts receivable	503,601	160,882
Argentine peso	9,441	8,450
Brazilian real	33,313	35,467
Chilean peso	130,736	61,839
Colombian peso	3,153	28,150
Euro	67,287	8,266
U.S. dollar	166,758	3,289
Strong bolivar	2,759	1,247
Other currency	90,154	14,174

Accounts receivable from related entities	14,565	838
Chilean peso	14,565	809
U.S. dollar	—	29

Tax assets	64,553	45,524
Argentine peso	3,740	1,792
Brazilian real	10,753	8,475
Chilean peso	24,764	14,651
Colombian peso	924	124
Euro	4,618	522
U.S. dollar	1,649	—
Strong bolivar	351	—
Other currency	17,754	19,960

Total assets	950,878	441,205
Argentine peso	81,886	23,199
Brazilian real	49,541	51,685
Chilean peso	210,706	225,946
Colombian peso	6,895	29,156
Euro	87,415	14,767
U.S. Dollar	280,462	32,913
Strong bolivar	55,057	22,841
Other currency	178,916	40,698

	As of	As of
Non-current assets	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Other financial assets	31,329	4,388
Argentine peso	8	1
Brazilian real	3,505	1,939
Chilean peso	98	89
Colombian peso	524	2,166
Euro	7,817	—
U.S. dollar	15,895	140
Other currency	3,482	53

Accounts receivable	14,812	7,482
Chilean peso	9,564	7,422
U.S. dollar	5,000	—
Other currency	248	60

Tax assets, long term portion	22,105	17,951
Argentine peso	41	17,951
U.S. dollar	1	—
Other currency	22,063	—

Deferred tax assets	4,203	—
Other currency	4,203	—

Total assets	72,449	29,821
Argentine peso	49	17,952
Brazilian real	3,505	1,939
Chilean peso	9,662	7,511
Colombian peso	524	2,166
Euro	7,817	—
U.S. dollar	20,896	140
Other currency	29,996	113

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	241,473	—	589,105	—
U.S. dollar	240,871	—	589,070	—
Euro	602	—	35	—

Trade and other accounts payables	825,391	292,133	19,850	12,272
Argentine peso	21,398	14,968	—	—
Brazilian real	38,506	32,898	8	9
Chilean peso	72,643	74,576	11,938	10,062
Colombian peso	29,268	26,594	—	—
Euro	38,540	10,921	1,695	697
U.S. dollar	208,858	44,115	6,157	1,431
Strong bolivar	2,710	1,269	—	22
Other currency	413,468	86,792	52	51

Accounts payable to related entities	14	367	—	—
Chilean peso	14	118	—	—
U.S. dollar	—	249	—	—

Tax liabilities	12,840	7,520	—	1,012
Argentine peso	2,125	305	—	—
Brazilian real	2,925	1,724	—	334
Chilean peso	3,019	3,238	—	678
Colombian peso	200	—	—	—
Euro	3,261	468	—	—
U.S. dollar	325	593	—	—
Other currency	985	1,192	—	—

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities	48,935	51,884	16	3,827
Brazilian real	98	—	10	235
Chilean peso	120	114	—	361
Colombian peso	3,082	16,135	—	—
U.S. dollar	44,056	35,392	—	3,231
Strong bolivar	1,211	239	—	—
Other currency	368	4	6	—

Total liabilities	1,128,653	351,904	608,971	17,111
Argentine peso	23,523	15,273	—	—
Brazilian real	41,529	34,622	18	578
Chilean peso	75,796	78,046	11,938	11,101
Colombian peso	32,550	42,729	—	—
Euro	42,403	11,389	1,730	697
U.S. dollar	494,110	80,349	595,227	4,662
Strong bolivar	3,921	1,508	—	22
Other currency	414,821	87,988	58	51

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	623,828	—	859,526	—	1,811,660	—
U.S. dollar	622,680	—	859,526	—	1,811,660	—
Euro	1,148	—	—	—	—	—

Accounts payable	313,215	7,530	138	76	—	10
Chilean peso	8,286	6,549	138	76	—	10
U.S. dollar	303,631	—	—	—	—	—
Other currency	1,298	981	—	—	—	—

Other provisions	16,187	11,821	—	—	—	—
Argentine peso	664	651	—	—	—	—
Brazillian real	808	466	—	—	—	—
Chilean peso	36	29	—	—	—	—
Euro	10,865	10,675	—	—	—	—
Other currency	3,814	—	—	—	—	—

Total non-current liabilities	953,230	19,351	859,664	76	1,811,660	10
Argentine peso	664	651	—	—	—	—
Brazilian real	808	466	—	—	—	—
Chilean peso	8,322	6,578	138	76	—	10
Euro	12,013	10,675	—	—	—	—
U.S. dollar	926,311	—	859,526	—	1,811,660	—
Other currency	5,112	981	—	—	—	—

	As of	As of
General summary of foreign currency:	December 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Total assets	1,023,327	471,026
Argentine peso	81,935	41,151
Brazilian real	53,046	53,624
Chilean peso	220,368	233,457
Colombian peso	7,419	31,322
Euro	95,232	14,767
U.S. dollar	301,358	33,053
Strong bolivar	55,057	22,841
Other currency	208,912	40,811

Total liabilities	5,362,178	388,452
Argentine peso	24,187	15,924
Brazilian real	42,355	35,666
Chilean peso	96,194	95,811
Colombian peso	32,550	42,729
Euro	56,146	22,761
U.S. dollar	4,686,834	85,011
Strong bolivar	3,921	1,530
Other currency	419,991	89,020

Net position
Argentine peso	57,748	25,227
Brazilian real	10,691	17,958
Chilean peso	124,174	137,646
Colombian peso	(25,131)	(11,407)
Euro	39,086	(7,994)
U.S. dollar	(4,385,476)	(51,958)
Strong bolivar	51,136	21,311
Other currency	(211,079)	(48,209)

b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss for the year ended December 31, 2012 and 2011, generated a gain of ThUS$ 66,685 and a loss of ThUS$ 256, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the year ended December 31, 2012 and 2011, represented a gain of ThUS$ 18,692 and a loss of ThUS$ 10,864, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	December 31,	December 31,
	2012	2011
Argentine peso	4.91	4.30
Brazilian real	2.04	1.87
Chilean peso	479.96	519.20
Colombian peso	1,760.00	1,936.00
Euro	0.76	0.77
Strong bolivar	4.30	4.30
Australian dollar	0.96	0.98
Boliviano	6.86	6.86
Mexican peso	12.99	13.96
New Zealand dollar	1.22	1.28
Peruvian Sol	2.55	2.69
Uruguayan peso	19.05	19.80

For the period ended at December 31, 2012 of Foreign currency and exchange rate differences, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries.

NOTE 34 - EARNINGS PER SHARE

	For the periods ended
	December 31,
	2012	2011	2010
Basic earnings
Earnings attributable to controlling company’s equity holders (ThUS$)	10,956	320,197	419,702
Weighted average number of shares, basic	412,267,624	339,424,598	338,790,909
Basic earnings per share (US$)	0.02657	0.94335	1.23882

	For the periods ended
	December 31,
	2012	2011	2010
Diluted earnings
Earnings attributable to controlling company’s equity holders (ThUS$)	10,956	320,197	419,702
Weighted average number of shares, basic	412,267,624	339,424,598	339,790,909
Adjustment diluted weighted average shares
Stock options	—	271,380	954,544

Weighted average number of shares, diluted	412,267,624	339,695,978	339,745,453

Diluted earnings per share (US$)	0.02657	0.94260	1.23534

NOTE 35 - CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery.	17,100 Plus interests And costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29, 2006.	AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages).	17,100 plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerotransportes Mas de Carga S.A.	Federal Court of Fiscal and Administrative Justice	31698/11-17-01-8	Nullity trial against the tax authority’s refusal to restore balance in favor of VAT.	Presentation of evidence.	4,900

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	2 nd District Court Guayaquil.	09504-2010-0114	Order Determining the Value Added Tax (VAT) 2006.	Sentence pending	4,565

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Tribunal Fiscal de Guayaquil.	6319-4064-05	Judicial proceedings against the Regional Director of the Internal Revenue Services Guayaquil, for overpayment of taxes.	Tax Litigation Division of the National Court accepts appeal of IRS. Extraordinary Action Protection for the Constitutional Court.	4,210 Plus interest

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	17502-20120082	Determination Act for 2006 Income Tax, which have unknown CEDT requesting certification of branch expenses, ARC commissions without Withholding of Income Tax, etc. Process initiated in 2012.	Sentence pending.	8,971

(ii)	Trials received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission and Canada	—	Investigation for possible violations of airline competition freighters, especially fuel surcharge. On December 26, 2007, the Directorate General for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. of a case against twenty-five cargo airlines, including Lan Cargo S.A., for possible violations of free competition in the European air cargo market, especially the alleged fixing a fuel surcharge and freight. On November 9, 2010, the Directorate General for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group SA the imposition of a fine in the amount of ThUS$ $ 10,865. This penalty is being appealed by Lan Cargo SA and LATAM Airlines Group S.A. The outcome of this appeal cannot be predicted.	On April 14, 2008, the notification of the European Commission was answered. The appeal was filed on January 24, 2011.	10,865

LATAM Airlines Group S.A. y Lan Cargo S.A.	Competition Bureau Canada	—	Investigation for possible violations of airline competition freighters, especially fuel surcharge	Investigation pending	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery Division (Inglaterra) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	—	Lawsuits filed against European airlines by users of freight services in private prosecutions as a result of the investigation for possible violations of airline competition freighters, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A, have been sued in court proceedings as third parties, based in England and the Netherlands.	Case is in evidence discovery process.	Undetermined

Aerovías de Integración Regional, AIRES S.A.	Juzgado Tercero Civil del Circuito de Bogotá	—	On December 10, 2008, the aircraft HK-4491 was in the airport in Bucaramanga, and after start of the engine No. 2, to start the engine starting procedure of the engine No. 1, failure occurred in the start system and pressurization of the aircraft. The demander, Mrs. Milena Paez, alleged contractual liability for what happened because she lost hearing capacity in her right ear and her family, professional and community life were affected, breaking the obligation to keep airline passengers safe until their destination.	On July 31, 2012 the demander filed a memorial rectifying the demand. By order on August 23, 2012 (reported by state August 27, 2012), the Court considered the demand remedied and resolved the preliminary objection requirement, stating that it did not prosper. Also ordered to pay the costs guarantee call for a million pesos COP. ($ 1,000,000).	Aires S.A. was demanded with a main claim of approximately ThUS$ 1,768, i.e. COP 1,900 million (equivalent to 3,550 SMMLV (*), plus the interests liquidated from December 2008, an item that generates an additional COP 1,500 million, equivalent to 2,800 SMMLV).

(*)	SMMLV: Current legal monthly minimum wage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil	—	Investigation for possible violations of airline competition freighters, especially fuel surcharge	Investigation pending. CADE has not yet issued a final decision.	Indetermined

LATAM Airlines Group S.A.	Tenth Civil Court of Santiago	—	The company Jara Jara and Limited sues LATAM Airlines Group S.A. based on the damage they have caused due to the criminal complaints filed for the crime of fraud against them in 2008, which were dismissed for good. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	First instance.	11,935

Aerolane LineasAéreas Nacionales del Ecuador S.A.	Civil Court 20 Pichincha.	374-2012LA	Passenger demand for misuse by counter agent of credit card.	Waiting for conciliation hearing date.	5,500

Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2 da Região the (Court of the Second Region).	2001.51.01.012530-0	Ordinary judicial action brought to declare that there is no legal relationship obligating the Company to raise the Air Fund.	Protection granted to remove the charge by the Fundo Aeroviário (FA). Pending the completion of the survey.	123,204

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 3a Região (Court of the Third Region)	2007.61.05.014317-3 (AI 2008.03.00.004494-2)	Requirements presented to eliminate possible sanctions for noncompliance with special customs regime of temporary admission.	The main process associated with this case ruled favorably to the interests of the Company. Currently awaiting the implementation of the same decision in the present case.	50,205

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	16643.000087/2009-36	Notice of Violation of the requirement to pay the social contribution on net profit (“CSL”).	Decisions of first and second administrative instance adverse to the interests of the Company. Currently awaiting the decision of the new action brought by the Company.	35,447

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10880.725950/2011-05	Compensation claims of social contributions PIS and COFINS.	Currently awaiting for the judgment in the event of disagreement presented by the Company.	32,586

Pantanal Linhas Aéreas S.A.	Regional Court of the Third District.	1997.0002503-9	Execution filed to collect tax penalties for breach of special customs regime of temporary admission.	Waiting for the decision of the second instance. Favorable sentence.	25,789

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10314.720181/2011-75	Order to require the collection of II, IPI and social contributions PIS and COFINS affecting imports of aircraft components.	Pending the decision of the first administrative instance.	23,792

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	16643.000085/2009-47	Order compound to demand the income tax and CSL derived from royalties expense detail and the use of the brand TAM.	First instance decision unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the Company.	15,687

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10831.012344/2005-55	Infraction II presented to demand payment and social contributions of PIS and COFINS arising from the loss of unidentified international cargo.	Partially favorable decision at the first administrative level. Currently awaiting the decision of appeal by the Company.	12,619

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo)	3.123.785-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently expecting the ruling on the appeal filed by the Company.	10,951

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.130.043-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently expecting ruling on the appeal filed by the Company.	10,531

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.099.486-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently expecting ruling on the appeal filed by the Company.	10,531

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	11610.001360/2001-56	Application for reimbursement of social security contributions of PIS.	Unfavorable ruling in the first and second administrative instances. Currently expecting fiscal execution ruling.	8,864

Tam Linhas Aéreas S.A.	Secretary of Finance of the State of Sao Paulo.	3.117.001-8	Notice of infringement demanding payment of ICMS on imports of aircraft.	Pending decision on the appeal filed by the Company.	8,712

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretary of Finance of the State of Sao Paulo.	3.120.346-2	Notice of infringement demanding payment of ICMS on imports of aircraft.	Pending decision on the appeal filed by the company.	8,375

Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 3a Região (Court of the Third Region).	2006.03.00.022504-6	Penalty forcing IRPJ collection in the months of February, March and August 1998.	Pending first instance ruling.	8,066

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.120.355-3	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	7,970

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	0045794	Notice of infraction registered to demand payment of COFINS social contribution in the third quarter of 1997.	Expected the ruling on impeachment filed by the Company.	7,941

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.120.286-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	7,234

Tam Linhas Aéreas S.A.	Governo do Estado de São Paulo (State Government of Sao Paulo).	990.172	Fiscal Execution to demand payment of ICMS that affects the import of aircraft.	Trial suspended. It now expects the end of main trial.	6,956

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.123.000-3	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	6,950

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.099.563-2	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	6,427

Tam Linhas Aéreas S.A.	Internal Revenue Service.	2002.61.19.001123-1	Injunction filed to prevent recovery of IPI on imports of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	6,360

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	4.002.475-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Expected the ruling on impeachment filed by the Company.	6,184

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.019.886-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	5,693

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado da Paraíba (Secretary of Finance of the State of Paraiba).	93300008.09.00000883/2009-31	Order of infringement to demand payment of ICMS in particular operations.	Currently awaiting a ruling on the appeal filed by the Company.	5,626

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.123.770-8	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	5,604

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.154.701-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Expected the ruling on impeachment filed by the Company.	5,480

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.146.575-4	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	5,309

Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Internal Revenue Service).	10880-676.339/2009-13	Order of infringement to demand payment of IRPJ.	Expected the ruling on impeachment filed by the Company.	5,264

Tam Linhas Aéreas S.A.	National Social Security Institute – INSS.	2006.03.00.080569-5	Regular judicial action filed to cancel the collection of INSS on amounts paid by way of transportation benefit.	Pending decision on the appeal filed by the company.	5,202

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.146.651-5	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	5,174

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de Goiás (Secretaria de Hacienda del Estado de Goias).	3032722060291	Order of infringement to demand payment of ICMS in particular operations.	Currently awaiting a ruling on the appeal filed by the Company.	5,309

Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Servicio de Impuestos Internos de Brazil).	16643.000088/2009-81	Order of infringement to demand payment of IRPJ and CSLL.	Currently awaiting a ruling on the appeal filed by the Company.	4,850

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.117.801-7	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,816

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.129.987-8	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	4,537

Tam Linhas Aéreas S.A.	1st Civil Court of the District of Navegantes / SC.	033.03.013110-6 (precautionary) 033.03.014870-0 (ordinary).	Action filed by a former sales representative of TAM demanding compensation for moral and economic damage in consequence of the alleged wrongful termination of contract and unfounded trade representative land freight transport other than agreeing in advance the establishment of protection enforceable court.	We are currently awaiting the evaluation of our objection to the expert report.	4,637

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Tam Linhas Aéreas S.A.	Labour Court of Porto Alegre.	0000504-79.2010.5.04.0014	Class action by the Union of Aviation Workers of Porto Alegre which requires payment of the bond risk for maintenance employees.	Process in the last instance, waiting judgment of appeal.	5,046 Approximate value / Estimated

Tam Linhas Aéreas S.A.	Labour Justice Guarulhos / SP - Jurisdiction of Labor Guarulhos.	0000728-47.2010.5.02.0313	Class action by the Union of Aviation Workers of Guarulhos/SP which requires payment of risk bonus for all workers of the base.	Process in the second instance, awaiting the judgment of the appeal on both parts.	53,020 Approximate value / Estimated

Tam Linhas Aéreas S.A.	Labour Justice Salvador / BA - Labor Jurisdiction Salvador / BA.	0000033-78.2011.5.05.0021	Class action by the National Union of Aviation workers, which requires payment of risk bonus for all employees of the SSA base.	Process in the first instance. Awaiting sentencing.	13,010 Approximate value / Estimated

Tam Linhas Aéreas S.A.	Labour Justice Sao Paulo.	001680-652011.5.02.0030	Action by the Union State Aerovias de São Paulo/SP that requires payment of hazard pay for all employees.	Procedure according to completion.	15,645 Approximate value / Estimated

Tam Linhas Aéreas S.A.	Labour Court Brasilia.	01683.2009.015.10.003	Action by the Union Aerovias Brasilia/DF demanding payment of hazard compensation for all maintenance employees.	Process in the last instance. Awaiting the outcome of the appeal.	4,717 Approximate value / Estimated

In order to deal with any financial obligations arising from legal proceedings outstanding at December 31, 2012, whether civil, labor or tax, LATAM Airlines Group S.A., has made provisions, which at the end of these financial statements, reached the sum of ThUS$ 466,848 which is disclosed in Note 23.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 36 - COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company’s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F and 787, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the current period local banks have set limits to some financial indicators of the Company on a consolidated basis. At December 31, 2012, the Company is in compliance with these indicators.

The subsidiary TAM Linhas Aéreas S.A., in connection with the issuance of debentures (CVM 476) by original amount of ThR$ 600,000 in 2009, has established financial limit indicators to TAM Linhas Aéreas S.A.. Anticipating a possible declaration of breach of this limit at the end of December 2012, TAM Linheas Aéreas S.A. requested a waiver to the Asamblea General de Debenturista and according to IFRS accounting standards, financial liabilities related to this issuance of debentures are classified in current financial liabilities. On February 14, 2013, the Asamblea General de Debenturista granted the requested waiver and as a result, this obligation shall be classified within current financial liabilities and non-current in the next financial statements.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of December 31, 2012	As of December 31, 2011
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	Boeing 737	1	1
Air Canada (Sublessor)	Airbus A340	1	1
Airbus Financial Services	Airbus A340	2	—
Aircraft 76B-26261 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-26327 Inc. (ILFC)	Boeing 767	—	1
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27597 Inc. (ILFC)	Boeing 767	—	1
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	1
Aircraft Solutions Lux V S.ÀR.L. (AVMAX)	Bombardier Dhc8-200	1	1
ALC A319 1703, LLC (*)	Airbus A319	1	—
Aviacion Centaurus, A.I.E (Santander) (*)	Airbus A319	3	—
Aviación Centaurus, A.I.E. (*)	Airbus A321	1	—
Aviación Real A.I.E (*)	Airbus A319	1	—
Aviación Real A.I.E (*)	Airbus A320	1	—
Aviación Tritón A.I.E. (*)	Airbus A319	3	—
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
AWAS (SWEDEN TWO) AB (*)	Airbus A320	2	—
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	—
AWAS 5178 Limited	Airbus A320	1	—
AWAS 5234 Trust	Airbus A320	1	—
Baker & Spice Aviation Limited (*)	Airbus A320	2	—
BOC Aviation Pte. Ltd.	Airbus A320	1	1
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
CIT Aerospace International (*)	Airbus A319	3	—
CIT Aerospace International (*)	Airbus A320	4	—
Continuity Air Finance IV B.V (BOC) (*)	Airbus A319	1	—
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	9	9
Eden Irish Aircr Leasing MSN 1459 (AERCAP) (*)	Airbus A320	1	—
GECAS Sverige Aircraft Leasing Worldwide AB (*)	Airbus A320	10	—

Lessor	Aircraft	As of December 31, 2012	As of December 31, 2011
GECAS Sverige Aircraft Leasing Worldwide AB (*)	Airbus A330	2	—
GFL Aircraft Leasing Netherlands B.V. (GECAS) (*)	Airbus A320	1	—
International Lease Finance Corporation	Boeing 737	2	2
International Lease Finance Corporation	Boeing 767	1	1
International Lease Finance Corporation (*)	Airbus A320	1	—
JB 30244, Inc. - AWAS	Boeing 737	—	1
JB 30249, Inc. - AWAS	Boeing 737	—	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	4	4
MASL Sweden (1) AB (MACQUARIE) (*)	Airbus A320	1	—
MASL Sweden (2) AB (MACQUARIE) (*)	Airbus A320	1	—
MASL Sweden (7) AB (MACQUARIE) (*)	Airbus A320	1	—
MASL Sweden (8) AB (MACQUARIE) (*)	Airbus A320	1	—
MCAP Europe Limited - Mitsubishi (WTC)	Boeing 737	1	1
MSN 32415, LLC - AWAS	Boeing 737	—	1
Orix Aviation Systems Limited	Airbus A320	3	2
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
RBS Aerospace Limited (*)	Airbus A320	6	—
SKY HICH V LEASING COMPANY LIMITED (*)	Airbus A320	1	—
Sunflower Aircraft Leasing Limited - AerCap	Airbus A320	2	2
Volito Aviation August 2007 AB (*)	Airbus A320	2	—
Volito Aviation November 2006 AB (*)	Airbus A320	2	—
Volito Brasilien AB (*)	Airbus A319	1	—
Volito November 2006 AB (*)	Airbus A320	2	—
Wells Fargo Bank North National Association (ACG) (*)	Airbus A319	1	—
Wells Fargo Bank North National Association (ACG) (*)	Airbus A320	2	—
Wells Fargo Bank North National Association (BAKER & SPICE) (*)	Airbus A320	1	—
Wells Fargo Bank North National Association (BOC) (*)	Airbus A319	3	—
Wells Fargo Bank North National Association (BOC) (*)	Airbus A320	2	—
Wells Fargo Bank Northwest N.A (AVOLON) (*)	Airbus A320	4	—
Wells Fargo Bank Northwest National Association (ACG) (*)	Airbus A320	2	—
Wells Fargo Bank Northwest National Association (BOC) (*)	Airbus A320	1	—
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 767	4	4
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 777	2	2
Wilmington Trust Company (ILFC) (*)	Airbus A319	1	—
Zipdell Limited (BBAM ) (*)	Airbus A320	1	—

Total		123	49

(*)	The composition of the fleet as operating leases at December 31, 2012, incorporates the effects of Business Combinations with TAM S.A. and Subsidiaries. The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
No later than one year	380,713	169,842
Between one and five years	852,659	443,256
Over five years	235,658	92,264

Total	1,469,030	705,362

The minimum lease payments charged to income are the following:

	For the periods ended December 30,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Minimum operating lease payments	310,496	168,369	93,219

Total	310,496	168,369	93,219

In December 2010, the Company added one Airbus A 320-200 aircraft for a period of eight months, the latter finally returned in May 2011. Additionally, in November and December 2010 added two Boeing 767-300F for periods of seven and six months, respectively.

In January 2011 the Company added to the fleet three aircraft, a Boeing 767-300F with a contract term of five years, one Airbus A320-200 for a period of seven years and one Airbus A319-100 for a period of four months which was returned in May 2011. In July 2011 the Company added two Airbus A320-200 aircrafts for a period of eight years, while in August and September 2011, the Company received an Airbus A320-200 aircraft for a period of eight years. On the other hand, in September 2011 a Bombardier Dhc8-200 aircraft was returned due to termination of the lease term.

In September 2011, the Company signed a contract to establish the early departure of three Boeing 737-700. The return of these three aircraft was completed during the second quarter of 2012.

During the second quarter of 2012, added three Airbus A320-200 aircraft leased for a period of 8 years. During the third quarter of 2012, it the Company added two Airbus A320-200 aircraft, leased for periods of 6 and 8 years. In addition, two Boeing 767-300 aircraft and two Airbus A320-200 were returned given the end of the lease contract.

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

At December 31, 2012 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Air Canada	LATAM Airlines Group S.A.	One letter of credit	1,800	February 13, 2013
Celestial Aviation Trading 16 Limited	Lan Cargo S.A.	Two letter of credit	3,500	April 25, 2013
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Six letter of credit	17,052	January 10, 2013
GE Capital Aviation Services Ltd.	Lan Cargo S.A.	Five letter of credit	15,222	November 16, 2013
International Lease Finance Corp.	LATAM Airlines Group S.A.	Eight letter of credit	3,880	February 26, 2013
Orix Aviation System Limited	LATAM Airlines Group S.A.	Two letter of credit	6,520	May 5, 2013
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	December 11, 2013
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	December 11, 2013
CIT Aerospace International	LATAM Airlines Group S.A.	Two letter of credit	3,240	May 13, 2013
Wells Fargo Bank Northwest, Nat. Assoc.	LATAM Airlines Group S.A.	One letter of credit	2,530	June 30, 2013
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	Four letter of credit	30,428	April 23, 2013
BOC Aviation (USA) Corporation	Tam Linhas Aéreas S.A.	Four letter of credit	8,365	February 3, 2013
CIT Aerospace International	Tam Linhas Aéreas S.A.	Seven letter of credit	26,382	January 10, 2013
DVB Group Merchant Bank (Asia) Ltd.	Tam Linhas Aéreas S.A.	Two letter of credit	6,386	April 13, 2013
GE Capital Aviation Services Ltd.	Tam Linhas Aéreas S.A.	Twelve letter of credit	8,380	May 23, 2013
MASL Sweden (2) AB	Tam Linhas Aéreas S.A.	Six letter of credit	6,163	October 4, 2013
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	Five letter of credit	7,425	May 31, 2013
SMBC Aviation	Tam Linhas Aéreas S.A.	Three letter of credit	12,143	February 24, 2013
VOLITO November 2006 ab	Tam Linhas Aéreas S.A.	Three letter of credit	1,311	September 17, 2013

			168,727

(c)	Other commitments

At December 31, 2012 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	30,000	January 31, 2013
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	18,000	January 8, 2013
Dirección General de Aviación Civil de Chile	LATAM Airlines Group S.A.	Sixty two ticket guarantee	16,970	September 1, 2013
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	10,686	February 11, 2013
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Three insurance policies	5,025	June 10, 2013
Washington International Insurance	LATAM Airlines Group S.A.	Six letter of credit	2,700	April 5, 2013
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letter of credit	1,675	May 31, 2013
PK AIRFINANCE US, INC.	Tam Linhas Aéreas S.A.	Three letter of credit	4,800	September 23, 2013
GE Capital Aviation Services Limited	Tam Linhas Aéreas S.A.	Three letter of credit	4,162	October 8, 2013
12ª Vara cível da comarca de Natal/rn	Tam Linhas Aéreas S.A.	One insurance policies	2,347	May 17, 2013
6ª Vara da fazenda publica de São Paulo/sp	Tam Linhas Aéreas S.A.	One insurance policies	2,474	March 1, 2013
3ª Vara da fazenda publica de São Paulo/sp	Tam Linhas Aéreas S.A.	One insurance policies	1,402	May 28, 2014
12ª Vara da fazenda publica do Estado de Sao Paulo	Tam Linhas Aéreas S.A.	One insurance policies	1,392	January 28, 2014
Vara de execuções fiscais de Santa Cataria	Tam Linhas Aéreas S.A.	One insurance policies	3,780	November 20, 2013
6ª Vara de execuções fiscais federal de Campo Grande/ms	Tam Linhas Aéreas S.A.	Two insurance policies	73,142	January 4, 2014
União Federal	Tam Linhas Aéreas S.A.	One insurance policies	2,533	July 24, 2015
Execuções fiscais estaduais da Comarca de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies	1,158	May 25, 2014
2ª Vara cível da comarca de Bauru / SP	Tam Linhas Aéreas S.A.	One insurance policies	1,000	November 14, 2014

			183,246

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties for the period ended December 31, 2012

		Nature of
		relationship with		Explanation of other information about	Nature of related parties		Amount of
Tax No.	Related party	related parties	Country of origin	related parties	transactions	Currency	transactions
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	11
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor Services received Services received	CLP CLP US$	411 (1,101 (803	) )
65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and women empowerment	Revenue from services provided Services received	CLP CLP	13 (13)
78.591.370-1	Bethia S.A.y Filiales	Other related parties	Chile	Investments	Leases as lessor Revenue from services provided Commitments made on behalf of the entity Services received Sale of Property plant and equipment (1)	CLP CLP CLP CLP CLP	741 897 3 (786 14,217)
79.773.440-3	Transportes San Felipe S.A.	Other related parties	Chile	Transport	Services received	CLP	(279)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	243
96.812.280-0	San Alberto S.A. y Filiales	Other related parties	Chile	Investments	Services received	US$	(29)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessor Liabilities settlement on behalf of the entity for the related party	US$ US$	(442 11)
Foreign	Tadef-Transporte Administração e Participação Ltda.	Other related parties	Brazil	Transport	Services received	US$	(18)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Revenue from services provided Liabilities settlement on behalf of the entity for the related party	BRL BRL	306 3
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Other related parties	Brazil	Transport	Services received	BRL	(211)
Foreign	Prismah Fidelida S/A	Other related parties	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	419

(1)	On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of the parcellation proyect Lo Echevers.” The value of the sale amounted to ThUS$ 14,217.

b)	Transactions with related parties for the period ended December 31, 2011

			Country	Explanation of other information	Nature of related parties		Amount of
Tax No.	Related party		of origin	about related parties	transactions	Currency	transactions
ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Leases as lessor Revenue from services provided	CLP CLP	71 19
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor Services received Services received	CLP CLP US$	122 (652 (594	) )
78.591.370-1	Bethia S.A. y Filiales (1)	Other related parties	Chile	Investments	Leases as lessor Revenue from services provided Cession granted debt Services received Sale of subsidiaries	CLP CLP CLP CLP CLP	546 1,683 4,461 (456 53,386)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Revenue from services provided	CLP	199
96.625.340-1	Inversiones Mineras del Cantabrico S.A.	Other related parties	Chile	Investments	Other prepayments received	US$	(811)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessee Other prepayments granted	US$ US$	(412 811)

(1)	On April 6, 2011, Lan Cargo S.A. and Inversiones Lan S.A., subsidiaries of LATAM Airlines Groups S.A. as sellers and Servicios de Transporte Limitada and Inversiones Betmin SpA., subsidiaries of Bethia S.A., as purchasers, entered into a contract of sale related to 100% of the social equity of companies Blue Express INTL Ltda. y Blue Express S.A. The value of the sale of Blue INTL Ltda. and subsidiary was for ThUS$ 53,386.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

As of December 31, 2012 operations with common shareholders of TAM S.A. and Subsidiaries, are considered from the date of Business Combination, which is June 22, 2012.

c)	Transactions with related parties for the period ended December 31, 2010

Explanation of other
			Country	information about related	Nature of related parties		Amount of
Tax No.	Related party	Relationship	of origin	parties	transactions	Currency	transactions
ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling shareholder	Chile	Investments	Leases as lessor Revenue from services provided	CLP CLP	77 13
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor Cession of right Services received Services received	CLP CLP CLP CLP	17 18 (16,356 (95,363	) )
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Services received Distribution of dividends	CLP CLP	(196 73)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Revenue from services provided	CLP	63
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	Television	Revenue from services provided Services received	CLP CLP	65 (100)
96.894.180-1	Bancard Inversiones	Other related parties	Chile	Professional advice	Services received	CLP	(7)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessor Commitments acquired on behalf of the entity	US$ US$	(271 13)

Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the periods ended
	December 31,
	2012	2011	2010
	ThUS$	ThUS$	ThUS$
Remuneration	15,146	9,696	7,505
Management fees	653	185	150
Non-monetary benefits	395	665	352
Short-term benefits	5,060	5,011	4,680
Share-based payments	1,412	2,084	3,523

Total	22,666	17,641	16,210

NOTE 38 - SHARE-BASED PAYMENTS

a)	LATAM Airlines Group S.A. compensation plans.

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of financial position in accordance with IFRS 2 “Share-based payments”, booking the effect of the grate date fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

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

All options expired on March 31, 2012.

Number of share
options
Stock options under a share-based payment agreement
Balance as of January 1, 2011	2,209,091
Stock options exercised	(1,535,522)

Closing balance as of December 31, 2011	673,569

Balance as of January 1, 2012	673,569
Stock options annulled	(91)
Stock options exercised	(673,478)

Closing balance as of December 31, 2012	—

Entry data for option valuation model used for stock options granted.

Weighted average share price	Exercise price	Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 17.3	US$ 14.5	33.20%	1.9 years	50%	0.0348

b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2012, which amounted to 972,344 shares and 891,261 shares, respectively.

TAM LinhasAéreas S.A

Description	1stGrant	2ndGrant	3rdGrant	4thGrant	1stExtraordinary Grant	3rdExtraordinary Grant	4thExtraordinary Grant	Total
Date	12-28-2005	11-30-2006	12-14-2007	05-28-2010	09-27-2007	04-01-2010	01-04-2010
Outstanding option number	—	119,041	259,857	363,446	230,000	—	—	972,344

Múltiplus S.A

Description	1stGrant	2ndGrant	3rdGrant	4thGrant	1stExtraordinary Grant	2ndExtraordinary Grant	3rdExtraordinary Grant	Total
Date	10-04-2010	11-08-2010	04-16-2012	10-04-2010	10-04-2010	10-04-2010	04-16-2012
Outstanding option number	61,463	2,245	362,272	—	403,235	—	62,046	891,261

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The state, in relation to the acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
TAM Linhas Aéreas S.A	972,344	—
Múltiplus S.A	—	891,261

NOTE 39 - THE ENVIRONMENT

In 2010 the Group completed the creation of the Environmental Division of LAN Airlines S.A., whose structure has allowed it to manage environmental issues inside the Company on a global level over the last two years. The main objective of this department is to implement a management system and environmental programs that meet the increasingly demanding requirements globally and with it, position the Company as an industry leader in global environmental issues.

One of the functions of the Environmental Division is to develop, in conjunction with the various areas of the Company, continuous improvement programs in their internal processes that generate environmental benefits and to complement those programs currently in process.

The main initiatives in 2012 on environmental issues were as follow:

Chile:

•	Implementation of the first commercial flight within South America with Biofuel used cooking oil;

•	Studies and external audits and environmental issues, particularly in diagnostics and updating environmental compliances.

Peru:

•	Measurement and external Verification of Carbon Footprint in LAN Perú S.A.

•	Purchase carbon credits in the amount of US$ 49,000 to offset the emissions of our operations on the ground.

Ecuador:

•	Starting the implementation of an environmental management system project for our operations at the new airport in Quito.

USA:

•	Starting the implementation of an environmental management system project for our cargo operation in Miami.

During 2012 the expenses incurred by the Environmental Division was US$ 526,074.

NOTE 40 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

1.	Devaluation in Venezuela:

On February 8, 2013, Exchange Arrangement N°14 was published in the Official Gazette of the Bolivarian Republic of Venezuela according to which effective February 9, 2013, the exchange rate was set at 6.30 bolivars per US$1. Until that date, the exchange rate was 4.30 bolivars per US$1.

Article 9 of the same Arrangement added that foreign currency sale transactions corresponding to applications that had been marked received by the Foreign Currency Administration Commission as of February 8, 2013 for, among other purposes, international passenger, cargo and mail air carriage duly licensed by the National Executive Branch, will be settled using the exchange rate of 4.30 bolivars per US$1.

2.	Suspension of the B787 Fleet Operation:

On January 16, 2013, All Nippon Airways and Japan Airlines suspended their Boeing 787 operations because of recent occurrences with the battery systems of those aircraft. On the same date, the Federal Aviation Administration (“FAA”) instructed the Boeing 787 operators in the United States of America to suspend their flights until inspections and actions were taken regarding the battery system.

Therefore, in coordination with the Chilean Civil Aviation Board (“DGAC”), the Company decided to suspend its Boeing 787 operations until further notice.

Boeing has been working on resolving the problems that led to the suspension of the Boeing 787 fleet.

On April 19, 2013, LATAM announced that given the approval of the Federal Aviation Administration of the United States (FAA) of Boeing’s design for modifications to the 787 battery system, the technical teams of the Company are planning the implementation of the actions required by the manufacturer’s plan.

LATAM will work with Boeing to implement these modifications, which includes a design for modifications to the 787 battery system.

According to the FAA, next week they will issue instructions to operators for making changes to the aircraft and will publish in the Federal Register the final directive that will allow the 787 to return to service with the battery system modifications.

During this process – in which LATAM has worked in coordination with the DGAC, LATAM maintained its committed to the highest safety standards and the areas of the company involved in the operation of the 787 were trained for over three years specifically for the delivery and operation of the aircraft.

LATAM 787 fleet performed without incidents during the months it operated, and suspended flights on that aircraft type in compliance with the recommendation of the Federal Aviation Administration of the United States (FAA).

3.	Employee Compensation Plan for the Company and its subsidiaries:

At a Special Shareholders Meeting held December 21, 2011, the Company’s shareholders approved, among other matters, an increase in its capital by US$1,465,372,970.09 through the issuance of 147,355,882 common shares with no par value. US$47,733,352.49 of that increase, corresponding to the issuance of 4,800,000 shares, would be allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law.

The main conditions for these compensation plans are:

a)	Upon a recommendation by the Company’s Executive Committee, the Board will determine the employees of the Company and its subsidiaries included in the Compensation Plan and the number of options for the acquisition of shares in the Company that will be allocated to each, after which a stock option agreement will be signed with each employee.

b)	Until the shares in the option are subscribed, the optionee will have no economic or political rights and will not be considered in the quorum for shareholders meetings.

c)	The options allocated to each employee will accrue in parts on the following three dates: 1) 30% on December 21, 2014: (2) 30% on December 21, 2015 and (3) 40% on June 21, 2016, subject to remaining in the company’s employ.

d)	The price payable for each share allocated to the Compensation Plan, if the options are exercised, will be CLP$11,000. It will be calculated, adjusted and payable in the manner indicated in letter h) below.

e)	Once the options accrue, in the aforesaid parts, the employee may exercise them in whole or in part, in which case he must subscribe and pay for the respective shares at once, in the act of subscription, in cash, by check, by bank check, by electronic fund transfer or any other instrument or paper representing money payable on demand. Partial exercise may be for no less than 10% of all options held by the Employee.

f)	The period during which the employee must exercise the options after they have accrued according to letter c) above will expire December 21, 2016. If the employee has not exercised or waived the options in that period, he will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived any right or power in relation thereto. The Company will be released from any obligation.

g)	If the employee resigns from his position or his employment contract is terminated for any reason other than the reasons contained in article 160 of the Labor Code, only the options accrued through the date of termination of the employment contract may be exercised, always provided the period for exercise of the options is in force.

The employee will also forfeit the right to exercise the options, whether or not they have accrued, if he is severed for any of the reasons contained in article 160 of the Labor Code.

The heirs or legatees of the employee shall exercise the rights and fulfill the obligations in substitution for the employee should he die, and the above provisions in this letter shall consequently not apply. In that case, all of the options granted shall accrue automatically and the heirs or legatees must exercise them within 180 calendar days after the date of the employee’s death. The employee shall retain his rights to the options in the event of a permanent disability and may exercise them in the periods indicated above.

h)	The price payable for these shares, if the respective options are exercised, will be expressed in Dollars of the United States of America (“Dollars”), for the equivalent in that currency to the Placement Price indicated in letter d) above on the date when the Company’s Board of Directors sets it (the “Pricing Date”), converted at the observed dollar exchange rate published in the Official Gazette on the Pricing Date. As of the Pricing Date, said price expressed in Dollars will be adjusted by the change in the Consumer Price Index (CPI) published monthly by the U.S. Department of Labor, from the Pricing Date to the date of subscription and payment of the shares. The subscription price shall be paid in pesos, local currency, converted at the observed dollar exchange rate published in the Official Gazette on the date of subscription and payment of the shares.

i)	The options may not be assigned, liened or transferred in any way by the employee. However, the employee may state his waiver of the options at any time by sending a certified letter of waiver to the Chief Financial Officer of the Company.

4.	Decision on Global Alliance:

On March 7, 2013, the Company informed the Securities and Insurance Commission of the following material event:

a)	In Decision N° 37 dated September 21, 2011 (the “Decision”), the Antitrust Court (“TDLC”) approved the concentration transaction between LAN Airlines S.A. (now called LATAM Airlines Group S.A.) and TAM Linhas Aereas S.A., subject to fulfillment of the conditions stipulated in that Decision.

b)	The sixth condition imposed by the TDLC’s Decision requires that “LATAM resign from at least one of the two global alliances in which the parties to this Transaction, LAN and TAM, are members, in the period of 24 months as from the date of consummation of the Transaction.”

c)	The Conselho Administrativo de Defesa Economica (the Administrative Economic Defense Council, or CADE) of Brazil approved the merger of TAM S.A. and LAN Airlines S.A. by resolution issued December 14, 2011, which was partially amended on February 8, 2012, subject to fulfillment of the conditions stipulated in said resolution. One of those definitive conditions was that the petitioners, namely LAN Airlines S.A. and TAM S.A., submit the choice of the global alliance in which they will participate to approval by CADE in the period of 22 months after consummation of the concentration transaction, i.e., as from June 22, 2012.

d)	In order to fulfill the aforesaid conditions imposed by each of TDLC and CADE, the Board of Directors of LATAM Airlines Group resolved, at a regular Board meeting held March 5, 2013, to choose oneworld as its global alliance for the airlines in its group. As a result, TAM Linhas Aereas S.A. (“TAM”) and Aerovias de Integracion Regional-Aires S.A. (“Lan Colombia”) will join oneworld in which LATAM Airlines Group and 13 others are already members.

e)	In the opinion of the Board of LATAM Airlines Group, this global alliance is the one best suited to the company’s interests and has the most synergies with LATAM Airlines Group. It also offers the best benefits, more connectivity and products for our passengers.

f)	TAM’s Board also resolved to resign from TAM’s membership in the Star Alliance global alliance, which will take effect in the second quarter of 2014, on a date to be disclosed during 2013.

g)	TAM is expected to officially join oneworld during the second quarter of 2014, as soon as it leaves Star Alliance. That date will also be announced this year.

h)	LAN Colombia is expected to join oneworld in the fourth quarter of 2013.

i)	Finally, this decision by the Board of LATAM Airlines Group S.A. will be presented in due course to CADE, according to the terms of its aforesaid resolution and to applicable procedure.

5.	Covenants of TAM Linhas Aéreas S.A.:

Our subsidiary, TAM Linhas Aéreas S.A., has set limits on some of its financial indicators in relation to the issuance of debentures (CVM 476) in 2009 for an original amount of ThR $600,000. Anticipating a potential declaration of default on those limits at the close of December 2012, TAM Linheas Aéreas S.A. requested a waiver by the General Debenture Holder Assembly and according to IFRS accounting standards, the financial liabilities relating to this debenture issue are classified as a current financial liability. On February 14, 2013, the General Debenture Holder Assembly granted that waiver, so this obligation will be classified as current and non-current financial liabilities in the future financial statements.

6.	Placement of remainder in the exchange of shares:

On September 4, 2012, the Company held a special shareholders meeting convened by its Board of Directors on August 3, 2012. At that meeting, shareholders decided, among other matters, that the remainder of 7,436,816 shares in LATAM out of a total of 142,555,882 shares issued under authorization of the Special Shareholders Meeting held December 21, 2011 that were not exchanged for shares in Sister Holdco S.A. and Holdco II S.A. be allocated to a preemptive offer among LATAM shareholders according to article 25 of the Companies Law, and that any unsubscribed balance be placed on the market.

Placement of these shares was approved by the Securities and Insurance Commission on December 11, 2012. On December 20, 2012, the Company’s Board of Directors agreed to begin the right of first refusal period for such shares effective December 21, 2012 and to set the placement price at CLP$11,000 per share, all of which was informed to the Securities and Insurance Commission by a disclosure on the same date. At the end of that right of first refusal period, i.e., on January 19, 2013, 6,857,190 shares of that remainder had been subscribed and paid, leaving a balance of 579,626 unsubscribed shares. That balance was auctioned on the Santiago Stock Exchange, Securities Exchange, on January 23, 2013 at a price of CLP$11,921 per share.

The Consolidated Financial Statements of LATAM Airlines Group S.A. and Subsidiaries as December 31, 2012 were approved at Board of Directors Meeting held April 30, 2013.

NOTE 41 - CONSOLIDATION SCHEDULE

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company and guarantor)	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidation adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	231,930	69	3,797	166,755	169,686	78,026	650,263
Other financial assets	77,796	2,588	—	115,966	959,277	(519,084)	636,543
Other non-financial assets	22,058	206	—	136,011	11,986	(437)	169,824
Trade and other accounts receivable	400,057	7,411	—	644,190	382,123	(7,451)	1,426,330
Accounts receivable from related entities	227,465	—	—	52,640	677,723	(942,641)	15,187
Inventories	93,788	—	—	77,100	10,395	—	181,283
Tax assets	32,250	19,786	—	92,544	81,728	(5,779)	220,529

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,085,344	30,060	3,797	1,285,206	2,292,918	(1,397,366)	3,299,959

Non-current assets and disposal groups held for sale	35,874	—	—	1,155	10,626	—	47,655

Total current assets	1,121,218	30,060	3,797	1,286,361	2,303,544	(1,397,366)	3,347,614

Non-current assets
Other financial assets	4,053,652	—	—	30,860	523,199	(4,533,616)	74,095
Other non-financial assets	32,606	445	—	208,634	2,219	1	243,905
Accounts receivable	16,485	—	—	5,989	28,138	—	50,612
Accounts receivable from related parties	122,219	89	141,667	73,044	1,169,225	(1,506,244)	—
Equity accounted investments	1,619	184,324	—	(260,355)	2,139	76,030	3,757
Intangible assets other than goodwill	83,036	—	—	1,650,379	115,178	—	1,848,593
Goodwill	—	—	—	—	—	2,948,462	2,948,462
Property, plant and equipment	6,578,377	57	—	4,100,525	1,136,448	(17,518)	11,797,889
Current tax assets, long term portion	27,150	—	—	466	45,900	—	73,516
Deferred tax assets	—	36,639	—	288,193	107,983	(288,186)	144,629

Total non-current assets	10,915,144	221,554	141,667	6,097,735	3,130,429	(3,321,071)	17,185,458

Total assets	12,036,362	251,614	145,464	7,384,096	5,433,973	(4,718,437)	20,533,072

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company and guarantor)	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidation adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	746,536	—	3,318	1,096,140	199,499	1,837	2,047,330
Trade and other accounts payable	288,068	2,689	—	748,782	613,437	(21)	1,652,955
Accounts payable to related parties	221,788	690	—	48,619	670,238	(941,061)	274
Other provisions	6,814	—	—	14,320	585	—	21,719
Tax liabilities	28,254	8,222	—	44,970	39,813	(5,778)	115,481
Other non-financial liabilities	963,878	424	—	371,175	614,503	(7,450)	1,942,530

Total current liabilities	2,255,338	12,025	3,318	2,324,006	2,138,075	(952,473)	5,780,289

Non-current liabilities
Other financial liabilities	3,755,622	—	297,746	2,214,639	1,432,688	(1,838)	7,698,857
Accounts payable	40,680	—	—	477,104	213,451	—	731,235
Accounts payable to related parties	345,790	—	—	803,970	348,515	(1,498,275)	—
Other provisions	45,302	140	—	416,421	20,282	(37,016)	445,129
Deferred tax liabilities	437,399	—	—	347,366	92,483	(288,189)	589,059
Employee benefits	5,777	—	—	—	12,589	—	18,366
Other non-financial liabilities	—	—	—	101,020	301	—	101,321

Total non-current liabilities	4,630,570	140	297,746	4,360,520	2,120,309	(1,825,318)	9,583,967

Total liabilities	6,885,908	12,165	301,064	6,684,526	4,258,384	(2,777,791)	15,364,256
Equity
Share capital	1,501,018	406,542	43	493,821	735,302	(1,635,708)	1,501,018
Retained earnings	1,124,421	(758,203)	(155,643)	(816,484)	115,497	1,596,580	1,106,168
Share premium	—	36,676	—	—	299,692	(336,368)	—
Treasury shares	(203)	—	—	—	—	—	(203)
Other reserves	2,525,218	554,434	—	1,022,233	25,098	(1,591,883)	2,535,100

Parent’s ownership interest	5,150,454	239,449	(155,600)	699,570	1,175,589	(1,967,379)	5,142,083
Non-controlling interest	—	—	—	—	—	26,733	26,733

Total non-current liabilities	5,150,454	239,449	(155,600)	699,570	1,175,589	(1,940,646)	5,168,816

Total liabilities	12,036,362	251,614	145,464	7,384,096	5,433,973	(4,718,437)	20,533,072

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidation adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	3,209,219	—	—	3,550,819	3,592,188	(630,037)	9,722,189
Cost of sales	(2,767,417)	14	—	(2,975,193)	(3,138,077)	1,238,030	(7,642,643)

Gross margin	441,802	14	—	575,626	454,111	607,993	2,079,546

Other income	654,901	—	—	18,560	621,300	(1,074,605)	220,156
Distribution costs	(345,730)	—	—	(221,468)	(338,137)	101,716	(803,619)
Administrative expenses	(266,781)	(26,300)	—	(393,128)	(595,504)	412,209	(869,504)
Other expenses	(85,787)	(1,095)	(3)	(46,967)	(126,532)	(51,369)	(311,753)
Other gains/(losses)	(27,026)	9	—	17,019	(32,713)	3,961	(38,750)
Financial income	16,144	1,939	510	34,977	34,258	(10,339)	77,489
Financial costs	(128,586)	(245)	(11,401)	(88,609)	(76,522)	10,765	(294,598)
associated companies	972	—	—	—	—	—	972
Exchange differences	11,233	—	(1,259)	50,671	6,040	—	66,685
Result for readjustable units	15	—	—	—	294	(331)	(22)

Income before taxes	271,157	(25,678)	(12,153)	(53,319)	(53,405)	—	126,602
Income tax expense	(112,687)	17,796	—	5,473	(12,794)	—	(102,212)

NET INCOME FOR THE PERIOD	158,470	(7,882)	(12,153)	(47,846)	(66,199)	—	24,390
Income attributable to owners of the parent	158,470	(7,882)	(12,153)	(48,423)	(79,056)	—	10,956
Income attributable to non-controlling	—	—	—	577	12,857	—	13,434

NET INCOME	158,470	(7,882)	(12,153)	(47,846)	(66,199)	—	24,390

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company and guarantor)	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidation adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from (used in) operating activities
Receipts from sales of goods and services	5,104,044	16	—	3,820,407	5,145,942	(3,811,936)	10,258,473
Cash receipts from royalties, fees, commissions and other revenue	—	—	—	—	—	—	—
Receipts from contracts held for purposes of dealing or trading	—	—	—	—	—	—	—
Receipts from premiums and claims, annuities and other policy benefits underwritten	—	—	—	—	—	—	—
Other receipts from operating activities	60,484	—	—	—	7,615	(10,336)	57,763
Classes receipts from operating activities	5,164,528	16	—	3,820,407	5,153,557	(3,822,272)	10,316,236
Payments to suppliers for the supply of goods and services	(3,998,995)	(51,160)	—	(2,510,889)	(4,109,867)	3,517,046	(7,153,865)
Payments from contracts held for dealing or trading	—	—	—	—	—	—	—
Payments to and on behalf of employees	(407,991)	1,037	—	(798,466)	(1,006,146)	272,797	(1,938,769)
Payments for premiums and claims, annuities and other policy benefits derived	—	—	—	—	—	—	—
Other payments for operating activities	—	—	—	—	(29,732)	10,407	(19,325)
Dividends Paid	—	—	—	—	—	—	—
Dividends received	—	—	—	—	—	—	—
Interest paid	(2,371)	—	(10,969)	—	(907)	14,247	—
Interest received	11,772		—	6,812	25,856	8,546	52,986
Income taxes refunded (paid)	(3,641)	(2,832)	—	61,564	(46,268)	(11,841)	(3,018)
Other inflows (outflows) of cash	19,823	(795)	(4)	(76,384)	(17,303)	24,230	(50,433)

Types of payments	(4,381,403)	(53,750)	(10,973)	(3,317,363)	(5,184,367)	3,835,432	(9,112,424)

Net cash flows from (used in) operating activities	783,125	(53,734)	(10,973)	503,044	(30,810)	13,160	1,203,812

Cash flows from (used in) investing activities	—	—	—	—	—	—	—
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	400	(400)	—
Cash flows used to obtain control of subsidiaries or other businesses	—	—	—	—	(176,238)	173,015	(3,223)
Cash flows used in the purchase of non-controlling	—	—	—	—	(89)	89
Other cash receipts from sales of equity or debt instruments of other entities	30,928	153,179	—	132,738	69,533	1	386,379
Other cash payments to acquire equity or debt instruments of other entities	—	—	—	—	—	—	—
Other proceeds from the sale of interests in joint ventures	—	—	—	—	—	—	—
Other payments to acquire interests in joint ventures	—	—	—	—	—	—	—
Loans to related parties	(234,535)	—	—	(55,000)	(50,701)	340,236	—
Proceeds from sale of property, plant and equipment	29,134	(106)	—	23,035	21,237	129	73,429
Purchases of property, plant and equipment	(2,310,381)	(2,891)	—	(97,905)	16,081	5,732	(2,389,364)
Proceeds from sales of intangible assets	—	—	—	—		—	—
Purchases of intangible assets	(25,275)	—	—	(22,034)	(11,857)	—	(59,166)
Proceeds from other long-term assets	13,940	—	—	—	24,095	—	38,035
Purchases of other long-term assets	—	—	—	—	—	—	—
Proceeds from government grants	—	—	—	—	—	—	—
Cash advances and loans to third	—	—	—	—	—	—	—
Proceeds from repayment of advances and loans to third	—	—	—	—	—	—	—
Payments arising from contracts of futures, forwards, options and swaps	—	—	—	—	—	—	—
Cash receipts from futures contracts, forward, options and swap	—	—	—	606	—	(606)	—
Proceeds from related parties	65,969	—	—	—	33,611	(99,580)	—
Dividends received	34,848	114,433	—	—	8,742	(157,672)	351
Interest received	6,031	—	—	—	20,368	(26,399)	—
Income taxes refunded (paid)	—	—	—	—	—	—	—
Other inflows (outflows) of cash	—	—	—	(69,761)	507	96,397	27,143

Net cash flows from (used in) investing activities	(2,389,341)	264,615	—	(88,321)	(44,311)	330,942	(1,926,416)

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company and guarantor)	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidation adjustments	Consolidiated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from (used in) financing activities
Proceeds from issue of shares	79,212	—	—	—	192,406	188,106	83,512
Proceeds from issuance of other equity instruments	—	—	—	—	—	—	—
Payments to acquire or redeem the entity’s shares	(203)	(167,589)	—	—	(11,900)	179,489	(203)
Payments for other equity interests	—	(54,808)	—	—	—	54,808	—
Proceeds from term loans	2,044,463	—	—	—	141,200	—	2,185,663
Proceeds from short term loans	152,000	—	—	—	—	—	152,000
Total proceeds of loans	2,196,463	—	—	—	141,200	—	2,337,663
Loans from related parties	55,000	—	—	18,930	256,867	(330,797)	—
Repayment of loans	(260,737)	—	—	(38,749)	(239,846)	—	(539,332)
Payments of finance lease liabilities	(58,177)	—	—	(194,634)	(40,120)	—	(292,931)
Repayment of loans to related parties	(30,925)	—	—	—	(68,654)	99,579	—
Proceeds from government grants	—	—	—	—	—	—	—
Dividends Paid	(103,503)	—	—	(60,720)	(118,266)	157,662	(124,827)
Interest paid	(102,005)	—	—	(53,224)	(69,798)	(2,580)	(227,607)
Income taxes refunded (paid)	—	—	—	—	—	—	—
Other inflows (outflows) of cash	(181,985)	—	—	44,778	(32,739)	(61,133)	(231,079)

Net cash flows from (used in) financing activities	1,593,140	(222,397)	—	(283,619)	9,150	(91,078)	1,005,196

Net increase (decrease) in E. and E. E., before the effect of exchange rate	(13,076)	(11,516)	(10,973)	131,104	(65,971)	253,024	282,592
Effects of changes in exchange rate on cash and cash equivalents	—	7,215	199	(24,892)	18,001	(7,259)	(6,736)
Effects of changes in exchange rate on cash and cash equivalents	—	7,215	199	(24,892)	18,001	(7,259)	(6,736)

Increase (decrease) in cash and cash equivalents	(13,076)	(4,301)	(10,774)	106,212	(47,970)	245,765	275,856
Cash and cash equivalents at beginning of period	245,006	4,369	14,572	60,543	217,657	(167,740)	374,407

Cash and cash equivalents at end of period	231,930	68	3,798	166,755	169,687	78,025	650,263

NOTE 41 - CONSOLIDATION SCHEDULE

In accordance with SEC rule SX 3-10 the Company is presenting consolidation schedules as Senior Notes issued by TAM Capital (issuer), a 100% subsidiary of TAM S.A., in 2007 are fully and unconditionally guaranteed by TAM S.A. (guarantor) and by TAM Linhas Aéreas (guarantor) which is also a 100% subsidiary of TAM S.A. The consolidation schedules separately present the financial information for LATAM Airlines Group S.A. (parent company), TAM S.A. (guarantor), TAM Linhas Aéreas S.A. (guarantor) and other consolidated subsidiaries of LATAM Airlines Group S.A. (non-guarantors).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	231,930	69	3,797	166,755	169,686	78,026	650,263
Other financial assets	77,796	2,588	—	115,966	963,537	(523,344)	636,543
Other non-financial assets	21,693	206	—	136,011	11,986	(72)	169,824
Trade and other accounts receivable	400,057	7,411	—	644,190	382,123	(7,451)	1,426,330
Accounts receivable from related entities	227,465	—	—	52,640	677,723	(942,641)	15,187
Inventories	93,788	—	—	77,100	10,395	—	181,283
Tax assets	32,250	19,786	—	92,544	81,728	(5,779)	220,529

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,084,979	30,060	3,797	1,285,206	2,297,178	(1,401,261)	3,299,959

Non-current assets and disposal groups held for sale	35,874	—	—	1,155	10,626	—	47,655

Total current assets	1,120,853	30,060	3,797	1,286,361	2,307,804	(1,401,261)	3,347,614

Non-current assets
Other financial assets	15,499	—	—	30,860	33,771	(6,035)	74,095
Other non-financial assets	32,606	445	—	208,634	2,219	1	243,905
Accounts receivable	16,485	—	—	5,989	28,138	—	50,612
Accounts receivable from related parties	122,219	89	141,667	73,044	1,169,225	(1,506,244)	—
Equity accounted investments	1,318,477	184,324	—	54,677	356,969	(1,910,690)	3,757
Intangible assets other than goodwill	83,036	—	—	1,650,379	115,178	—	1,848,593
Goodwill	2,813,864	—	—	—	134,598	—	2,948,462
Property, plant and equipment	6,560,859	57	—	4,100,525	1,136,448	—	11,797,889
Current tax assets, long term portion	27,150	—	—	466	45,900	—	73,516
Deferred tax assets	—	36,639	—	288,193	107,983	(288,186)	144,629

Total non-current assets	10,990,195	221,554	141,667	6,412,767	3,130,429	(3,711,154)	17,185,458

Total assets	12,111,048	251,614	145,464	7,699,128	5,438,233	(5,112,415)	20,533,072

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	746,536	—	3,318	1,096,140	199,499	1,837	2,047,330
Trade and other accounts payable	288,068	2,689	—	748,782	613,437	(21)	1,652,955
Accounts payable to related parties	221,788	690	—	48,619	670,238	(941,061)	274
Other provisions	6,814	—	—	14,320	585	—	21,719
Tax liabilities	28,254	8,222	—	44,970	39,813	(5,778)	115,481
Other non-financial liabilities	963,878	424	—	371,175	614,503	(7,450)	1,942,530

Total current liabilities	2,255,338	12,025	3,318	2,324,006	2,138,075	(952,473)	5,780,289

Non-current liabilities
Other financial liabilities	3,755,622	—	297,746	2,214,639	1,432,688	(1,838)	7,698,857
Accounts payable	40,680	—	—	477,104	213,451	—	731,235
Accounts payable to related parties	345,790	—	—	803,970	344,255	(1,494,015)	—
Provision for losses on investments	113,039	—	—	315,032	11,294	(439,365)	—
Other provisions	15,320	140	—	416,421	13,248	—	445,129
Deferred tax liabilities	437,399	—	—	347,366	92,483	(288,189)	589,059
Employee benefits	5,777	—	—	—	12,589	—	18,366
Other non-financial liabilities	—	—	—	101,020	301	—	101,321

Total non-current liabilities	4,713,627	140	297,746	4,675,552	2,120,309	(2,223,407)	9,583,967

Total liabilities	6,968,965	12,165	301,064	6,999,558	4,258,384	(3,175,880)	15,364,256
Equity
Share capital	1,501,018	406,542	43	493,821	735,302	(1,635,708)	1,501,018
Retained earnings	1,106,168	(758,203)	(155,643)	(816,484)	119,757	1,610,573	1,106,168
Share premium	—	36,676	—	—	299,692	(336,368)	—
Treasury shares	(203)	—	—	—	—	—	(203)
Other reserves	2,535,100	554,434	—	1,022,233	25,098	(1,601,765)	2,535,100

Parent’s ownership interest	5,142,083	239,449	(155,600)	699,570	1,179,849	(1,963,268)	5,142,083
Non-controlling interest	—	—	—	—	—	26,733	26,733

Total non-current liabilities	5,142,083	239,449	(155,600)	699,570	1,179,849	(1,936,535)	5,168,816

Total liabilities	12,111,048	251,614	145,464	7,699,128	5,438,233	(5,112,415)	20,533,072

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	3,209,219	—	—	3,550,819	3,592,188	(630,037)	9,722,189
Cost of sales	(2,767,417)	14	—	(2,975,193)	(3,138,077)	1,238,030	(7,642,643)

Gross margin	441,802	14	—	575,626	454,111	607,993	2,079,546

Other income	654,901	—	—	18,560	621,300	(1,074,605)	220,156
Distribution costs	(345,730)	—	—	(221,468)	(338,137)	101,716	(803,619)
Administrative expenses	(266,781)	(26,300)	—	(393,128)	(595,504)	412,209	(869,504)
Other expenses	(85,788)	(1,095)	(3)	(46,967)	(126,532)	(51,368)	(311,753)
Other gains/(losses)	(27,026)	9	—	17,019	(32,713)	3,961	(38,750)
Financial income	16,144	1,939	510	34,977	34,258	(10,339)	77,489
Financial costs	(128,586)	(245)	(11,401)	(88,609)	(76,522)	10,765	(294,598)
Equity accounted investments	(147,513)	(37,280)	—	22,719	—	162,074	—
Revenue and losses from associated companies	972	—	—	—	—	—	972
Exchange differences	11,233	—	(1,259)	50,671	6,040	—	66,685
Resut for readjustable units	15	—	—	—	294	(331)	(22)

Income before taxes	123,643	(62,958)	(12,153)	(30,600)	(53,405)	162,075	126,602
Income tax expense	(112,687)	17,796	—	5,473	(12,794)	—	(102,212)

NET INCOME FOR THE PERIOD	10,956	(45,162)	(12,153)	(25,127)	(66,199)	162,075	24,390
Income attributable to owners of the parent	10,956	(45,162)	(12,153)	(25,127)	(79,633)	162,075	10,956
Income attributable to non-controlling	—	—	—	—	13,434	—	13,434

NET INCOME	10,956	(45,162)	(12,153)	(25,127)	(66,199)	162,075	24,390

Total comprehensive income	30,400	(57,140)	(12,154)	(31,134)	(69,068)	174,311	35,215

Comprehensive income attributable to owners of the parent	30,400	(57,140)	(12,154)	(31,134)	(76,610)	174,311	27,673
Comprehensive income attributable to non-controlling interest	—	—	—	—	7,542	—	7,542

Total comprehensive income	30,400	(57,140)	(12,154)	(31,134)	(69,068)	174,311	35,215

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
Cash flows from operating activities
Receipts from sales of goods and services	5,104,044	—	—	3,820,407	5,145,942	(3,811,920)	10,258,473
Other receipts from operating activities	60,484	—	—	—	7,615	(10,336)	57,763
Payments to suppliers for the supply of goods and services	(3,998,995)	(53,113)	—	(2,506,305)	(4,414,719)	3,819,267	(7,153,865)
Payments to and on behalf of employees	(407,991)	(5,720)	—	(798,466)	(701,294)	(25,298)	(1,938,769)
Other payments for operating activities	—	—	—	—	(29,732)	10,407	(19,325)
Interest paid	(2,371)	—	(10,969)	—	(907)	14,247	—
Interest received	11,772	1,953	—	6,812	25,856	6,593	52,986
Income taxes refunded (paid)	(3,641)	2,360	—	61,564	(46,268)	(17,033)	(3,018)
Other inflows (outflows) of cash	19,823	7,171	(4)	(76,384)	(17,303)	16,264	(50,433)

Net cash flows from operating activities	783,125	(47,349)	(10,973)	507,628	(30,810)	2,191	1,203,812

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	400	(400)	—
Cash flows used to obtain control of subsidiaries or other businesses	—	—	—	—	(176,238)	173,015	(3,223)
Cash flows used in the purchase of non-controlling	—	—	—	—	(89)	89
Other cash receipts from sales of equity or debt instruments of other entities	30,928	153,179	—	132,738	69,533	1	386,379
Loans to related parties	(234,535)	—	—	(55,000)	(50,701)	340,236	—
Proceeds from sale of property, plant and equipment	29,134	—	—	23,035	21,237	24	73,429
Purchases of property, plant and equipment	(2,310,381)	(2,916)	—	(97,905)	16,081	5,757	(2,389,364)
Purchases of intangible asset	(25,275)	—	—	(22,034)	(11,857)	—	(59,166)
Proceeds from other long-term assets	13,940	—	—	—	24,095	—	38,035
Cash receipts from futures contracts, forward, options and swap	—	—	—	606	—	(606)	—
Proceeds from related parties	65,969	—	—	—	33,611	(99,580)	—
Dividends received	34,848	114,433	—	—	8,742	(157,672)	351
Interest received	6,031	—	—	—	20,368	(26,399)	—
Other inflows (outflows) of cash	—	—	—	(69,761)	507	96,397	27,143

Net cash flows from investing activities	(2,389,341)	264,696	—	(88,321)	(44,311)	330,862	(1,926,416)

Cash flows from (used in) financing activities
Proceeds from issue of shares	79,212	—	—	—	192,406	(188,106)	83,512
Payments to acquire or redeem the entity’s shares	(203)	(167,589)	—	—	(11,900)	179,489	(203)
Payments for other equity interests	—	(54,808)	—	—	—	54,808	—
Proceeds from term loans	2,044,463	—	—	—	141,200	—	2,185,663
Proceeds from short term loans	152,000	—	—	—	—	—	152,000
Loans from related parties	55,000	—	—	18,930	256,867	(330,797)	—
Repayment of loans	(260,737)	—	—	(38,749)	(239,846)	—	(539,332)
Payments of finance lease liabilities	(58,177)	—	—	(194,634)	(40,120)	—	(292,931)
Repayment of loans to related parties	(30,925)	—	—	—	(68,654)	99,579	—
Dividends Paid	(103,503)	—	—	(60,720)	(118,266)	157,662	(124,827)
Interest paid	(102,005)	—	—	(53,224)	(69,798)	(2,580)	(227,607)
Other inflows (outflows) of cash	(181,985)	—	—	44,778	(32,739)	(61,133)	(231,079)

Net cash flows from (used in) financing activities	1,593,140	(222,397)	—	(283,619)	9,150	(91,078)	1,005,196

Net increase (decrease) in, cash and cash a quivalents before effect of exchange rate	(13,076)	(5,050)	(10,973)	135,688	(65,971)	241,975	282,592
Effects of variation in the exchange rate on cash and cash equivalents	—	750	198	(29,476)	18,000	3,796	(6,736)

Net increase (decrease) in cash and cash equivalents	(13,076)	(4,300)	(10,775)	106,212	(47,971)	245,771	275,856
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	245,006	4,369	14,572	60,543	217,657	(167,740)	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	231,930	69	3,797	166,755	169,686	78,031	650,263

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LATAM Airlines Group S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Latam Airlines Group S.A. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Santiago, Chile
April 30, 2013

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2013	LATAM Airlines Group S.A.

	By	/s/ Alejandro de la Fuente Goic
	Name:	Alejandro de la Fuente Goic
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6*	Amendments No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.4.3*	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2*	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Digital Services Agreement, dated December 17, 2010 between the Company and GE Engine Services, LLC (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

Exhibit No.	Description

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Used PW6122A Five Engine Purchase Agreement, dated July 21, 2011, between the Company and Pratt & Whitney Engine Leasing, LLC (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Promise to Sell dated as of January 25, 2011, among LAN Cargo S.A., InversionesLAN S.A. and Bethia S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.18	Assignment of Social Rights, dated as of April 6, 2011, between LAN Cargo S.A., InversionesLAN S.A., Servicios de TrasportesLimitada and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

Exhibit No.	Description

4.19	Share Purchase Agreement, dated as of April 6, 2011, between LAN Cargo S.A. and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27*	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.28*	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.29*	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.30*	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31*	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.32.1*	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.34	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.35	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.