Form 20-F
period 2013-12-31
LATAM AIRLINES GROUP S.A.
filed 2014-04-30
CIK 1047716

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Gisela Escobar Koch

Tel.: 56-2-2565-3944 • E-mail: gisela.escobar@lan.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 551,847,819.

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

In this annual report on Form 20-F, unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated subsidiaries: Transporte Aéreo S.A. (which does business under the name “LAN Express”), LAN Perú S.A. (“LAN Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”), TAM S.A. (“TAM”), LAN Cargo S.A. (“LAN Cargo”) and Multiplus S.A. (“Multiplus”), and its three regional affiliates: Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil. All references to “Chile” are references to the Republic of Chile.

On June 22, 2012, LATAM was formed following the completion of the business combination between LAN Airlines S.A. and its consolidated subsidiaries (“LAN”) with TAM S.A. and its consolidated subsidiaries (“TAM”). Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I S.A. (“Holdco I”) and a subsidiary of LATAM Airlines Group. LATAM’s consolidated financial statements for the year ended December 31, 2012 include TAM’s financial results from June 23, 2012. As LATAM Airlines Group S.A. is the owner of substantially all the economic rights in TAM, TAM and its consolidated subsidiaries are for the purposes of this annual report and LATAM’s consolidated financial statements treated as being subsidiaries of LATAM Airlines Group S.A. See “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.”

Throughout this annual report on Form 20-F we make numerous references to “LAN”. Some references to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A. and its consolidated subsidiaries, in connection with circumstances and facts occurring prior to June 22, 2012. Other references to “LAN”, however, are to the LAN brand which was launched in 2004 and brings together, under one internationally recognized name, all of the affiliate brands such as LAN Chile, LAN Peru, LAN Argentina, LAN Colombia and LAN Ecuador.

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated subsidiaries, including TAM Linhas Aereas S.A., the operating entity, Multiplus S.A. (“Multiplus”), Pantanal Linhas Aéreas S.A. (“Pantanal”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”), and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “reais,” “Brazilian reais,” or “R$” are to Brazilian reais, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 30, 2013, which was Ch$523.76 = US$1.00. The observed exchange rate on April 25, 2014 was Ch$559.67 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the “dólar observado” or “observed” exchange rate published by Banco Central doBrasil (which we refer to as the Central Bank of Brazil) on December 31, 2013, which was R$2.342 = US$1.00. The observed exchange rate on April 25, 2014 was R$2.231 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos nor Brazilian reais. See “Item 3. Key Information—A. Selected Financial Data—Chilean Peso Exchange Rates” and “Item 3. Key Information—A. Selected Financial Data—Brazilian Exchange Rates.”

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

LATAM’s audited consolidated financial statements for the periods ended December 31, 2009, 2010, 2011, 2012 and 2013 were prepared in accordance with IFRS.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including those relating to our recently completed combination with TAM. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Combination of LAN and TAM.” Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3—Key Information—D. Risk Factors” generally and with respect to our combination with TAM in particular;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, Brazil other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Brazilian, Latin American and world economies and their impact on the airline industry;

•	the effects of competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—D. Risk Factors.”

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

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2013, 2012, 2011, 2010 and 2009 and for each of the five years ended December 31, 2013, 2012, 2011, 2010 and 2009 has been prepared in accordance with IFRS. LATAM’s consolidated annual financial information as of and for the year ended December 31, 2012, includes TAM’s results of operations from June 23, 2012, and was included in a previous annual report filed by LATAM with the SEC. The LATAM Historical Financial Information as of and for the years ended December 31, 2011, 2010 and 2009 represents LAN’s historical audited consolidated financial information and were included in previous annual reports filed by LAN with the SEC.

The following table sets forth certain income statement and balance sheet data for LATAM Airlines Group, as of and for the year ended December 31, 2012 (including TAM’s results from June 23, 2012), as retrospectively revised. For more information see “Item 5.—Operating and Financial Review and Prospects—A. Operating Results—Accounting Impact of the Business Combination”.

LATAM’s Annual Financial Information

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in US$ millions, except per share and capital stock data)
The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	11,061.6	7,966.8	4,008.9	3,109.8	2,623.6
Cargo	1,863.0	1,743.5	1,576.5	1,280.7	895.6

Total operating revenues	12,924.5	9,710.4	5,585.4	4,390.5	3,519.2
Cost of sales	(10,054.2)	(7,634.5)	(4,078.6)	(3,012.7)	(2,522.8)

Gross margin	2,870.4	2,075.9	1,506.8	1,377.8	996.4
Other operating income(3)	341.6	220.2	132.8	132.8	136.4
Distribution costs	(1,025.9)	(803.6)	(479.8)	(383.5)	(327.0)
Administrative expenses	(1,136.1)	(888.7)	(405.7)	(331.8)	(270.0)
Other expenses	(408.7)	(311.8)	(214.4)	(172.4)	(100.5)
Other gains/(losses)	(55.4)	(45.8)	(33.0)	5.4	(11.7)
Financial income	72.8	77.5	14.5	14.9	18.2
Financial costs	(462.5)	(294.6)	(139.1)	(155.3)	(153.1)
Equity accounted earnings	2.0	1.0	0.5	0.1	0.3
Exchange rate differences	(482.2)	66.7	(0.3)	13.8	(11.2)
Result of indexation units	0.2	0	0.1	0.1	(0.6)

Income before income taxes	(283.9)	96.7	382.4	502.0	277.5
Income tax	20.1	(102.4)	(61.8)	(81.1)	(44.5)

Net income for the period	(263.8)	(5.6)	320.6	420.9	233.0
Income attributable to the parent company’s equity holders	(281.1)	19.1	320.2	419.7	231.1
Income attributable to non-controlling interests	17.3	13.4	0.4	1.2	1.9

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in US$ millions, except per share and capital stock data)
Net income for the period	(263.8)	(5.6)	320.6	420.9	233.0
Earnings per share
Average number of Shares	487,930,977	412,267,624	339,424,598	338,790,909	338,790,909
Basic earnings per share (US$)(4)	(0.57613)	(0.0463)	0.94335	1.23882	0.68221
Diluted earnings per share(US$)	(0.57613)	(0.0463)	0.9426	1.23534	0.68221

	At December 31,
	2013	2012	2011	2010	2009
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	1,984.9	650.3	374.4	631.1	731.5
Other current assets in operation	2,992.2	2,626.2	964.3	896.5	666.6
Non-current assets and disposal groups held for sale	2.4	47.7	4.7	5.5	10.9

Total current assets	4,979.5	3,324.2	1,343.4	1,533.1	1,409.0
Property and equipment	10,982.8	11,807.1	5,928.0	4,948.4	4,196.6
Other non-current assets	6,668.8	7,195.0	377.3	304.4	166.4

Total non-current assets	17,651.6	19,002.1	6,305.3	5,252.8	4,363.0

Total assets	22,631.1	22,326.3	7,648.7	6,785.9	5,772.0
Total current liabilities	6,509.1	6,297.5	2,322.1	2,144.0	1,523.3
Total non-current liabilities	10,795.6	10,808.1	3,869.2	3,341.8	3,142.7

Total liabilities	17,304.7	17,105.6	6,191.3	5,485.8	4,666.0
Issued Capital	2,389.4	1,501.0	473.9	453.4	453.4
Net equity attributable to the parent company’s equity holders	5,238.8	5,112.1	1,445.3	1,296.8	1,098.8
Minority interest	87.6	108.6	12.0	3.2	7.1

Total net equity	5,326.5	5,220.7	1,457.4	1,300.1	1,105.9

(1)	For more information on the subsidiaries included in this consolidated information, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income, and for the years ended December 31, 2012 and 2013, net income of Multiplus. For more information, see Note 32 to our audited consolidated financial statements.
(4)	As of December 31, 2009 and 2010 we had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 American Depositary Shares (“ADSs”). As of December 31, 2011 we had 340,326,431 common shares outstanding, which was equivalent to 340,326,431 ADSs. As of December 31, 2012 we had 479,098,052 common shares outstanding, which was equivalent to 479,098,052 ADSs. As of December 31, 2013 we had 535,243,229 common shares outstanding, which was equivalent to 535,243,229 ADSs

The table below presents unaudited operating data of LATAM as at and for the year ended December 31, 2009, 2010, 2011 (which represents LAN’s historical unaudited operating data), as at and for the year ended December 31, 2012 (which includes TAM’s unaudited operating data since June 23, 2012), and as at and for the year ended December 31, 2013. LATAM believes this operating data is useful to report the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as at December 31,
Operating Data:	2013	2012(1)	2011	2010	2009
ASKs (million)	131,690.7	93,319.2	48,153.6	42,355.2	38,776.2
RPKs (million)	106,466.4	74,694.9	38,422.9	33,147.5	29,836.2
ATKs (million)	7,651.9	6,449.6	5,192.7	4,628.7	3,848.9
RTKs (million)	4,466.7	4,044.5	3,612.4	3,245.3	2,627.4
ASK Equivalent (million)	212,236.8	161,209.3	102,813.6	91,078.4	79,290.9

(1)	The operating data for 2012 included in this annual report has been revised to reflect certain non-material changes to information previously published by LATAM. The changes were made as part of the correction of certain errors in the computation of LATAM’s data.

Although most of our revenues and expenses are denominated in U.S. dollars, some are denominated in different currencies, such as the Chilean peso or the Brazilian real. Fluctuations in foreign exchange rates could lead to changes in the value of these items in U.S. dollars. Nevertheless, the impact on our results stemming from any such fluctuations is partially mitigated by the fact that 42% of our revenues and 60% of our operating expenses for the year ended December 31, 2013 are denominated in U.S. dollars.

LATAM Unaudited Pro Forma Financial Information

The unaudited pro forma statement of income data for the year ended December 31, 2012 combines the historical consolidated statements of income of LAN and TAM, giving effect to the combination as if it had been consummated on January 1, 2012. The table below compares the actual financial information of LATAM as of December 31, 2013 with the unaudited pro forma financial information of LATAM as at December 31, 2012.

The unaudited pro forma information has been prepared using the purchase method of accounting, with LAN treated as the acquirer of TAM. A reconciliation of the unaudited LATAM Pro Forma Financial Information to LATAM’s audited consolidated income statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS, is included under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 (Actual) compared to year ended December 31, 2012 (Pro forma)—Pro Forma Adjustments.”

The LATAM unaudited Pro Forma Financial Information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of LATAM would have been had the proposed combination occurred on the date assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position of LATAM.

LATAM has incurred and expects to incur significant costs in the future associated with integrating the operations of LAN and TAM. The LATAM unaudited Pro Forma Financial Information does not reflect the costs of any integration activities that had not already been incurred as of dates for which financial information is presented or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the proposed combination. You should read the unaudited pro forma financial information below in conjunction with our audited consolidated financial statements and the notes thereto, as well as “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 (Actual) compared to year ended December 31, 2012 (Pro forma)—Pro Forma Adjustments,” “Presentation of Information” and “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2013	2012(1)
	(actual)	(pro forma)
The Company(2)(3)
Statement of Income Data:
Operating revenues
Passenger	11,061.6	11,017.0
Cargo	1,863.0	1,939.8

Total operating revenues	12,924.5	12,956.7
Cost of sales	(10,054.2)	(10,536.7)

Gross margin	2,870.4	2,420.1
Other operating income(4)	341.6	265.4
Distribution costs	(1,025.9)	(1,059.7)
Administrative expenses	(1,136.1)	(1,174.8)
Other expenses	(408.7)	(364.5)
Other gains/(losses)	(55.4)	(34.8)
Financial income	72.8	117.2
Financial costs	(462.5)	(444.2)
Equity accounted earnings	2.0	1.0
Exchange rate differences	(482.2)	(290.1)
Result of indexation units	0.2	(0.0)

Income before income taxes	(283.9)	(564.5)
Income tax	20.1	69.7

Net income for the period	(263.8)	(494.9)
Income attributable to the parent company’s equity holders	(281.1)	(523.1)
Income attributable to non-controlling interests	17.3	28.3

Net income for the period	(263.8)	(496.7)
Earnings per share(5)
Average number of Shares	487,930,977	476,293,870
Basic earnings per share (US$)	(0.57613)	(1.26891)
Diluted earnings per share(US$)	(0.57613)	(1.26891)

(1)	For more information regarding LATAM’s historical income statements, on which this pro forma information is based, see “—LATAM’s Historical Financial Information” above.
(2)	For more information on the subsidiaries included in this consolidated account, see Note 1 to our audited consolidated financial statements.
(3)	The addition of the items may differ from the total amount due to rounding.
(4)	Other income included in this Statement of Income Data consists of net income derived from Multiplus, duty free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income. For more information, see Note 32 to our audited consolidated financial statements.
(5)	Earnings per share: Basic and diluted pro forma earnings per share have been calculated for the year ended December 31, 2012 based on the assumption that the shares issued in order to consummate the transaction had been issued at January 1, 2012.

The table below compares the unaudited operating data of LATAM as at December 31, 2013 with the unaudited pro forma operating data of LATAM as at December 31, 2012, which has been prepared by adding the operating data for TAM for the period between January 1, 2012 and June 22, 2012 to LAN’s historical operating data for that period. LATAM believes this operating data is useful to report the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. The unaudited operating data and the unaudited pro forma operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as at December 31,
Pro Forma Operating Data:	2013 (actual)	2012(1) (pro forma)
ASKs (million)	131,690.7	132,185.9
RPKs (million)	106,466.4	103,886.1
ATKs (million)	7,651.9	7,645.9
RTKs (million)	4,466.7	4,488.3
ASK Equivalent (million)	212,236.8	212,669.5

(1)	The operating data for 2012 included in this annual report has been revised to reflect certain non-material changes to information previously published by LATAM. The changes were made as part of the correction of certain errors in the computation of LATAM’s data.

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (Chilean Corporation Act) and Reglamento de Sociedades Anónimas (Regulation to the Chilean Corporation Act) (collectively, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividend and Liquidation Rights.” LATAM did not pay an interim dividend in 2013.

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

LATAM’s Dividend Payments

The table below sets forth the cash dividends per common share and per ADS paid by LATAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts have not been adjusted for inflation and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2009	August 20, 2009	34,621,043	338.79	0.10219	0.10219
	January 21, 2010	70,000,978	338.79	0.20662	0.20662
	May 20, 2010	10,939,558	338.79	0.03229	0.03229
2010	August 19, 2010	74,466,242	338.79	0.21980	0.2198
	January 13, 2011	125,000,294	338.79	0.36896	0.36896
	April 29, 2011	10,386,295	339.31	0.03061	0.03061
2011	September 15, 2011	56,594,769	339.36	0.16677	0.16677
	January 12, 2012	85,000,207	340.16	0.24988	0.24988
	May 17 , 2012	18,461,735	341.00	0.05414	0.05414
2012	May 17, 2013	3,288,125	483,55	0.00680	0.00680

Chilean Peso Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units. On April 25, 2014 the observed exchange rate was Ch$559.67= US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average (1)	Period-End
	Ch$ per US$
2008	676.75	431.22	528.88	629.11
2009	643.87	491.09	553.77	506.43
2010	549.17	468.37	511.20	468.37
2011	533.74	455.91	483.67	521.46
2012	519.69	469.65	486.75	478.60
2013	495.34	534.12	467.05	525.45
September	510.38	496.49	504.57	502.97
October	508.58	493.36	500.81	508.58
November	528.19	507.64	519.25	528.19
December	533.95	523.76	529.45	524.01
2014
January	550.53	524.61	537.03	547.22
February	563.32	546.94	554.41	563.32
March	573.24	550.53	563.84	550.53
April(2)	563.76	544.96	553.72	559.67

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through April 25, 2014.

Brazilian Exchange Rates

TAM maintains its accounting records and prepares its financial statements in Brazilian reais. The following tables set forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Brazilian reais per U.S. dollar. The rates have not been restated in constant currency units. On April 25, 2014 the observed exchange rate was R$2.231 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average (1)	Period-End
	R$ per US$
2009	2.422	1.702	1.998	1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.675	1.876
2012	2.112	1.702	1.955	2.043
2013	2.454	1.944	2.161	2.362
September	2.390	2.203	2.270	2.230
October	2.210	2.160	2.190	2.203
November	2.340	2.240	2.300	2.325
December	2.380	2.310	2.350	2.342
2014
January	2.440	2,330	2,380	2,430
February	2.420	2.330	2.380	2.330
March	2.360	2.260	2.330	2.260
April(2)	2.280	2.168	2.232	2.231

Source: Central Bank of Brazil

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through April 25, 2014.

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

Risks Relating to the Combination of LAN and TAM

LATAM Airlines Group may be unable to fully realize the anticipated benefits of the combination of LAN and TAM

In June 2012, LAN and TAM completed its business combination, which has required significant efforts in order to integrate both business practices and operations. The success of the combination will depend, in part, on the ability of LATAM Airlines Group to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of LAN and TAM. There is a risk, however, that LATAM Airlines Group may not be able to combine the businesses of LAN and TAM in a manner that permits LATAM Airlines Group to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it expects. Potential difficulties include the increased complexity associated with managing both companies, the need to integrate procedures and systems, potential loss of key employees, coordination, and potential unknown liabilitites and one-time costs related to the business combination. In addition, the fact that LAN and TAM will continue to operate with different airline certificates may introduce other complexities in terms of the diversion of management’s attention; and each company’s standards, controls and procedures,

If LATAM fails to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the combination may not produce the benefits LATAM anticipates. As of December 2013 the merged company has established numerous initiatives in order to integrate both companies and generate the estimated synergies, but we cannot assure you that these initiatives will be successful.

LATAM has incurred and will continue to incur significant costs and expenses in connection with the combination and integration of the business operations of LAN and TAM

LATAM has incurred and will continue to incur expenses in connection with the combination and the integration of LAN and TAM. In 2012 and 2013, LATAM incurred US$59.2 and US$56.0 million, respectively, of non-recurring expenses in connection with the business combination and integration of LAN and TAM, principally relating to consulting fees and travel expenses. These costs and expenses included financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the combination. Any delay in the integration of the business operations of LAN and TAM or factors beyond LATAM’s control could affect the total amount or the timing of the integration and implementation expenses.

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

LATAM and TEP Chile and other parties have entered into shareholders’ agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance LATAM’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law. See “Item 7. Controlling Shareholders and Related Party Transactions A. Major Shareholders—Shareholders’ Agreements.” These shareholders’ agreements prohibit the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders (5/6 of the total of the shareholders) and/or the board of directors of Holdco I or TAM. However, no assurances can be given that LATAM and the TAM controlling shareholders will be able to reach an agreement with respect to such supermajority voting or board matters in the future and if they do not, the businesses, financial condition, results of operations and prospects of the combined companies could be adversely affected. In addition, pursuant to these shareholder agreements, neither Holdco I, TAM nor TAM’s subsidiaries may take certain actions without the prior approval of a supermajority of the board of directors and/or the shareholders of Holdco I or TAM. As a result of these supermajority requirements, these actions will effectively require the prior approval of both LATAM and TEP Chile (which is wholly owned by the TAM controlling shareholders). Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties.

Our assets include a significant amount of goodwill.

The assets of the LATAM Airlines Group included US$3,728 million of goodwill as of December 31, 2013, US$3,564 million of which results from the merger with TAM. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. Any impairment could result in the recognition of a significant charge to earnings in LATAM’s statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

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

Following the combination, Fitch Ratings Inc. (“Fitch”) lowered LATAM’s credit rating. This downgrade, or further downgrades from securities rating agencies, could have a negative effect on LAN’s business

Prior to the combination, TAM had a lower credit rating and was more leveraged than LAN. Following the combination, Fitch Ratings Inc. downgraded LATAM Airlines Group S.A.’s long-term foreign currency issuer default rating from BBB to BB+, which is below investment grade. Later, on May 3, 2013, Fitch downgraded LATAM’s rating again, to BB, citing the Company’s operational performance and the deterioration of its capital structure. The Fitch downgrade and any further securities rating agencies downgrades could increase LATAM’s financing costs and affect LATAM’s ability to finance future fleet acquisitions and could adversely affect the financial condition, results of operations and prospects of the combined companies.

It may take time to combine the frequent flyer programs of LAN and TAM

LAN and TAM each previously ran their own frequent flyer programs. While LATAM has integrated these programs so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably, there is no guarantee that full integration will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until LATAM effectively combines these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

TAM has left the Star Alliance and become a member of the oneworld® airline alliance. This change could adversely affect LATAM’s business if clients prefer other alliances.

LATAM announced on March 5, 2013 that TAM will leave Star Alliance and become a member of oneworld® airline alliance. On October 1, 2013 LATAM ratified oneworld® as the global alliance for its airline members. With this decision, TAM left Star Alliance on March 30, 2014 and joined oneworld® on March 31, 2014, complying with the requirement imposed on LATAM by the Chilean and Brazilian antitrust authorities in connection with the combination with TAM. The withdrawal from the Star Alliance may impede LATAM from providing customers with exactly the same benefits previously provided by LAN and TAM, such as the same travel destinations, combined reservation system, itinerary flexibility, among others. As a result, passengers may prefer alliances offered by LATAM’s competitors, and consequently decide to fly with them, which may adversely affect LATAM’s business.

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

We operate numerous international routes, subject to bilateral agreements, and also internal flights within Chile, Peru, Brazil, Argentina, Ecuador, Colombia and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed, reducing our revenues. For example, in January 2010, extreme floods affected the city of Cuzco in Peru, causing important human and material damage and severely affecting this tourist destination. This affected our operations, which led us to decrease our capacity in order to improve load factors. We estimated the net impact of decreased passenger operations due to this weather event to have been approximately US$15.0 million. In addition, on February 27, 2010, an earthquake struck Chile causing major damages mainly in the southern regions of the country. This earthquake damaged the terminal building at the Santiago International Airport causing the suspension of LAN’s passenger services to and from Chile until March 1, 2010 and reduced passenger operations until March 28, 2010. We estimated the net impact of decreased passenger operations due to the earthquake to have been approximately US$30 million. In 2011, the Company was also impacted by the presence of volcanic ash on certain routes in Chile and other destinations, which we estimate resulted in US$36.6 million in losses, in addition to forgone revenue.

As for year 2014, the World Cup in Brazil could affect adversely our normal operations. Increasing traffic to Brazil during the month of the event will create operational challenges and could result in increased delays. In addition, during the month of the event, we expect a strong decrease in corporate traffic, although we expect this decrease to be offset by an increase in leisure traffic, the net effect on our revenues and yields could be negative. Our LATAM Airlines brand could be damaged if we do not fully comply with our passenger’s requirements during that month or if infrastructure deficits at some of Brazil’s main airports that hinder our normal operations are associated with the Company.

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

In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities (for example, the current conflict between Russia and Ukraine) or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations.

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

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for approximately 35% of our operating expenses in 2013. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of January 31, 2014, we operated a fleet of 243 Airbus, 72 Boeing and 7 Dash aircraft. These risks include:

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

We have invested in new Boeing 787 “Dreamliner” aircraft.

In 2012, LATAM received the first three Boeing 787-8 Dreamliners, and became the first airline in the Americas (and one of the first in the world) to operate this modern and efficient aircraft. The incorporation of the Boeing 787-8 Dreamliners into our fleet is part of our strategic objective to incorporate new, modern and fuel efficient aircraft into our existing fleet.

During January 2013, two incidents occurred with Boeing 787 aircraft operated by Japan Airlines, involving a fire risk to the battery of the aircraft. By recommendation of the FAA, LATAM ceased operations of its three Dreamliner aircraft in January 2013. On April 19, 2013, the FAA approved a solution proposed by Boeing to address the battery problems, and subject to the implementation of this corrective solution and approval from safety regulators, LATAM and other airline groups were able to resume operations with Dreamliner aircraft. As of May 2013, LATAM resumed normal operations of the Boeing 787. However, new problems could be discovered that adversely affect the our ability to use the Boeing 787 in our operations.

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

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”), as well as the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), with respect to TAM’s loans denominated in reais. Many of our operating and financial leases are denominated in U.S. dollars and bear interest at a floating rate. Following the combination of LAN and TAM, LATAM is more exposed to fluctuations of interest rates, as more than half of TAM’s outstanding debt, principally, its financial leases, as well as its operating leases, bears interest at a floating rate. Approximately 30% of LATAM’s outstanding debt as of December 31, 2013 bears interest at a floating rate. Out of this floating rate debt, 19% is hedged to a fixed rate using derivative instruments.

Volatility in LIBOR or the TJLP could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our revenues and our results of operations.

In addition, concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR rates may have been under-reporting the interbank lending rates applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher interbank lending rates. Some member banks have admitted to under-reporting, and under-reporting may have resulted in LIBOR rates being artificially low. The BBA in June 2008 announced changes to the LIBOR rate-fixing process including tighter scrutiny of rates contributed by member banks into the rate-fixing mechanism and increasing the number of institutions surveyed to set LIBOR rates, and is continuing its consideration of ways to strengthen the oversight of the rate calculation process. On July 9, 2013, it was reported that NYSE Euronext had been awarded the contract to administer LIBOR beginning in 2014. It is not possible to predict the effect of any changes in the methods pursuant to which LIBOR is determined, the administration of LIBOR by NYSE Euronext and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere. Uncertainty as to the nature of any potential changes in, or volatility in the calculation of, LIBOR may adversely affect our interest and lease payments for obligations which bear interest using LIBOR as a reference rate, including our fleet financing arrangements.

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of the airlines’ insurance premium or in significant decreases of insurance coverage, as occurred after the September 11, 2001 terrorist attacks. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations and increases the risk that we experience uncovered losses.

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

As of December 31, 2013 approximately 31% of LATAM’s employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

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

Labor costs constitute a significant percentage of our total operating expenses (20% in 2013) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

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

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits. TAM’s concession to operate public air transportation was obtained on December 9, 1996 and renewed on December 9, 2011, and it is valid until December 9, 2021. We cannot assure you that we will be able to automatically renew TAM’s concession when it expires. See “Item 4. Information on the Company—B. Business Overview—Regulation—Brazil—Aeronautical Regulation.”

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

The European Union (“EU”) has adopted a directive under which the existing emissions trading scheme (the “ETS”) in each EU member state is to be extended to airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from EU member states. The ETS’s application to flights was scheduled to begin in 2012, however, its implementation to international flights has been delayed by the EU and the EU did not collect allowances from airlines in 2013 (it was enforced only with respect to airlines that conducted intra-European flights during 2012). Although it is uncertain when and if the ETS will be implemented, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future. Currently, we operate 6 routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, including the ETS, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states.

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

Changes in the Chilean corporate tax rate or tax regime could adversely affect our financial results.

On December 2013, Ms. Bachelet won the Chilean Presidential elections with a healthy parliamentary majority. Ms Bachelet’s campaign proposed a raise in the Chilean corporate tax, which is currently at 20%. Such an increase, if implemented, would adversely affect the tax provision for Chilean companies, including LATAM, and would also require an adjustment in deferred taxes to reflect the higher tax rate. This change, as well as any other change in the Chilean tax regime, could adversely affect the financial results of the Company.

Fluctuations in the value of the Chilean peso, Brazilian real and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. Approximately 75% of our indebtedness at December 31, 2013 was denominated in U.S. dollars, and 42% of our revenues and 60% of our operating expenses in 2013 were denominated in currencies other than the U.S. dollar, mainly the Chilean peso and the Brazilian real. If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal appreciation of 5.3% against the U.S. dollar in 2011, an average nominal depreciation of 0.7% against the U.S. dollar in 2012 and an average nominal depreciation of 1.9% in 2013.

Following the combination of LAN and TAM, our exposure to the Brazilian real has increased, as a significant proportion of TAM’s revenues are denominated in reais. The Brazilian real has also experienced volatility and depreciated frequently over the past decade, including appreciation of 25.5% and 4.3% against the U.S. dollar in 2009 and 2010, respectively, a depreciation of 12.6% against the U.S. dollar in 2011, a depreciation of 16.7% in 2012 and a depreciation of 10.4% in 2013. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis à vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects A. Operating Results—LATAM’s Financial Results Discussion: Year ended December 31, 2012 (actual) compared to year ended December 31, 2011 (actual).” As of December 31, 2013, the devaluation of the Venezuelan bolivar had a cash impact of US$11.0 million on our results.

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

We have two groups of major shareholders—the Cueto Group (the “LATAM Controlling Shareholders”) and the Amaro Group (the “TAM Controlling Shareholders”). As of January 31, 2014, the LATAM Controlling Shareholders, in the aggregate, beneficially owned 25.5% of our voting common shares, and the TAM Controlling Shareholders, in the aggregate, beneficially owned 12.0% of our voting common shares. The LATAM Controlling Shareholders are in a position to elect three of the nine members of our board of directors and are in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the TAM Controlling Shareholders, pursuant to which these controlling shareholders have agreed to vote together to elect individuals that the TAM Controlling Shareholders nominate to our board of directors. See “Item 7. Controlling Shareholders and Related Party Transactions—A. Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman, who currently is Mauricio Amaro, to serve in this role.

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

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment and Exchange Controls in Chile.”

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Law provides that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure you that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

LATAM Airlines Group is a Chilean-based airline holding company formed by the merger of LAN of Chile and TAM of Brazil in 2012. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM. LATAM is primarily involved in the transportation of passengers and cargo and operates as one unified, merged business enterprise with two separate brands: LAN and TAM.

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

Over the past decade, LAN has significantly expanded its operations in Latin America, initiating services in Peru in 1999, in Argentina in 2005 and in Colombia in 2010 through the acquisition of Aerovias de Integracion Regional, Aires S.A. (dba “LAN Colombia”). The combination of LAN and TAM in June 2012 continued to expand the Company’s operations in Brazil, where TAM is a leading domestic and international airline, offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. TAM was founded in May 1997 (under the name CIT—Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. TAM began international services to Miami on 1998 and to Europe (Paris) in 1999. In September 2002, the name was changed to TAM S.A. and its shares began to be publicly traded on Bovespa in June 2005. In 2006 TAM was also listed in the NYSE.

Following the combination, LATAM’s airline holdings include LAN and its subsidiaries in Peru, Argentina, Colombia and Ecuador; TAM and its subsidiaries, including TAM Linhas Aereas, TAM Mercosur, TAM Airlines (Paraguay) and Multiplus; and LAN Cargo and its regional affiliates, which include ABSA (in Brazil), MasAir (in Mexico) and LANCO (in Colombia).

This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 134 destinations in 22 countries and cargo services to approximately 143 destinations in 27 countries, with a fleet of 339 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has more than 52,000 employees.

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

In order to implement this combination, the TAM controlling shareholders formed four new sociedades anónimas cerradas with limited liability under the laws of Chile: TEP Chile, Holdco I, Holdco II and Sister Holdco. After the transaction was completed, Holdco II and Sister Holdco ceased to exist, and the ownership and organizational structure of LATAM Airlines Group as of December 31, 2013 was as follows:

TAM S.A., the holding company, has two significant operating subsidiaries, TAM Linhas Areas S.A. (“TLA”) and Multiplus S.A.

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

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

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

As of January 31, 2014, we serviced 16 destinations in Chile, 14 destinations in Peru, 6 destinations in Ecuador, 14 destinations in Argentina, 20 destinations in Colombia, 40 destinations in Brazil, 11 destinations in other Latin American countries and the Caribbean, 5 destinations in the United States, 5 destinations in Europe and 3 destinations in the South Pacific. In addition, as of January 31, 2014, through our various code-share agreements, we offer service to 78 additional destinations in North America, 34 additional destinations in Europe, 33 additional destinations in Latin America and the Caribbean (including Mexico), 4 destinations in Africa and 7 destinations in Asia. We provide cargo service to all our passenger destinations and to approximately 9 additional destinations served only by freighter aircraft. We also offer other services, such as ground handling, courier, logistics, and maintenance.

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

Leading Presence in South America

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America, as well as the largest cargo operator in Latin America. We have domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. These six countries are the most relevant passenger markets in South America (excluding Venezuela) and represent approximately 90% of the passengers in the region. We are also the largest operator of intra-regional routes, connecting the main cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and Sao Paulo—we are able to offer the best connectivity between South America and the rest of the world. Finally, the cargo companies of LATAM Airlines Group are the largest air cargo operators within, to and from Latin America, particularly in Brazil, where we consolidated our position during 2013 through combining the operations of TAM Cargo and ABSA, bringing together their highly complementary capacities and networks.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

The operations of the LATAM Airlines Group are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. This provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2013, passenger revenues accounted for 86% of total revenues and cargo revenues accounted for 14% of total revenues.

“Low Cost” Business Model in Domestic Operations

We continue to utilize the business model LAN launched in 2007 to increase the efficiency of our domestic operations in Chile, Brazil, Peru, Ecuador, Colombia, and, subject to certain regulatory restrictions, in Argentina. In addition, we apply these initiatives on certain regional routes within Latin America and we are exploring opportunities to apply aspects of this model to the domestic passenger operations in Brazil. A key objective of this business model has been to increase the utilization of our fleet through modified itineraries that include more point-to-point and overnight flights and faster turnaround times. LATAM operates Airbus A320-Family Aircraft on all domestic and regional routes except some routes served by LAN Colombia. This fleet has increased efficiency and improved the margins of our short-haul operations. In addition, our modern fleet allows for lower unscheduled maintenance costs, lower fuel consumption, and operational and cost efficiencies achieved through operating fewer fleet types. Other key objectives of this business model include a reduction in sales and distribution costs through increased Internet penetration, reduced agency commissions, and increased self check-in service through web check-in and airport kiosks. We expect that these initiatives, together with simplifications in back-office and support functions, will continue to help us expand operations while controlling fixed costs, spurring a reduction in overhead costs per ASK. We pass on a portion of these operating efficiencies to consumers through fare reductions, which has stimulated additional demand and enhanced our overall profitability.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is less than 7.0 years, making our fleet one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels.

We optimize our fleet structure through the careful selection of modern aircraft models and staggered lease maturities. We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate. For short-haul flights, we principally operate the Airbus A320-Family Aircraft. We are in the process of replacing the fleet used by LAN Colombia—which is our only domestic short-haul fleet that includes Boeing 737 and Dash 8-200 aircraft—with more modern and efficient Airbus A320 Family aircraft. This process of fleet change is expected to be finished during 2014 and will allow us to generate important cost savings. For long-haul passenger flights, we operate the Boeing 767-300, Airbus A330, Airbus A340-300 and Boeing 777 aircrafts, and, in October 2012, we started operations with the new modern and efficient Boeing 787 Dreamliner, becoming the first airline in the Americas to operate this brand new aircraft. This aircraft has new technologies in aerodynamics, materials and coatings which allows us to achieve important savings on fuel consumption and also achieve sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft) while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. Our current fleet plan also includes the delivery starting in 2016 of Airbus A350 passenger aircraft, a new aircraft type that is expected to further improve the efficiency of the existing fleet.

Following the combination of LAN and TAM, we are focused on the rationalization of the LAN and TAM fleets and as we acquire additional aircraft, we will use the same configurations across our various airlines to unify our product offerings and reach higher levels of efficiency.

Efficient Processes

We continue to implement LEAN, a system that seeks to improve our processes by eliminating activities that do not add value (thus increasing the value of each activity and suppressing those that are superfluous), which reduces costs, improves efficiency and increases customer satisfaction. Internationally, the LEAN system has been recognized as a methodology for achieving excellence and continuous improvement. The adoption of this system constituted a redesigning of processes to enable us to solve problems that may occur during the execution of any process, such as aircraft maintenance. The foregoing renders the daily tasks and processes carried out within LATAM more efficient. Since the merger, we have achieved important fuel savings by implementing the LEAN fuel program in TAM’s operations, resulting in more than 7.4 million gallons saved in the year ended December 31, 2013. LEAN also supports the Company’s growth plans by streamlining the pilot training process, which results in more pilots trained during the year. By establishing clear roles, challenges and achievements, the implementation of LEAN has also had an important benefit in terms of employee motivation.

Strong Brands Teamed with Key Global Strategic Alliances

Following the business combination, both LAN and TAM continue to operate under their existing brands in the same way as they have done until previously. We believe that both the LAN and TAM brands are associated with superior service, aircraft and technologically-advanced operations, and are well recognized and respected in their respective markets. In 2013, we also focused on enhancing our corporate image as LATAM Airlines Group, which allows us to unify marketing efforts as we continue to expand in our existing and new markets.

Our strategic global alliances and existing commercial agreements provide our customers with access to approximately 163 destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. In addition, in 2012, we entered into new bilateral agreements with strategic partners such as American Airlines which signed new agreements with LAN Colombia and TAM, and broadened our network of alliances in the combination with TAM, which maintains commercial agreements with a number of leading airlines. Lan Colombia joined oneworld® on October 1, 2013 and TAM joined oneworld® on March 31, 2014.

Track Record of Growth, Profitability and Access to Financing

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while being able to respond to changing market conditions. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program, at attractive financing rates.

Recognized Loyalty Programs

TAM Fidelidade and LANPASS together represent the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. Customers in each program earn points or kilometers based on distance flown and class of ticket purchased, or by using other services of partners in the program. In addition, TAM’s Multiplus program, which was launched in 2009, allows members to accumulate points not just by flying with TAM, but also by making purchases through credit cards or using services and products at partner establishments, and to redeem points for TAM flights and other products at partner establishments. At the end of 2013, Multiplus had 472 partner establishments, including the TAM Fidelidade Program. Following the business combination between LAN and TAM, we have begun to harmonize the two airlines’ frequent flyer programs to make them fully fungible for our customers, and have advanced cost initiatives related to the contract renegotiations and process standardization.

We regard both of our frequent flyer programs as strong relationship tools and we believe that these flexible programs are attractive to customers because they do not impose restrictions on flights for which points can be redeemed or the number of seats available to members using the loyalty program for any particular flight. LANPASS members can accrue and redeem points for flights with any of LAN’s alliance carriers, including on oneworld® flights, and TAM Fidelidade members can accrue and redeem points for flights with any of TAM’s alliance carriers, including members of the Star Alliance (through 2014). During 2013, LANPASS reached new agreements with several partners in each specific market in which LAN operates, creating a strong position in the Spanish-speaking Latin American markets.

Business Strategy

The principal areas in which we plan to focus our efforts going forward are as follows:

Achieve the Successful Integration of LAN and TAM, and Realize Merger Synergies

The Company has successfully completed the integration of the corporate functions and of the commercial areas of both cargo and international passenger operations, which we believe will result in significant operational efficiencies, incremental revenues and a strong improvement in the cash flow generation of the combined business. In addition, we have harmonized the airlines’frequent flyer programs, and have made significant progress in contract renegotiations and procurement standardization, and are in the process of implementing a plan to transfer best practices across multiple areas of the Company. We strongly believe that passengers of both LAN and TAM are directly benefiting from improved connectivity, cross-selling and easier access to more destinations via LATAM’s expanded network and code-share destinations. LATAM has established new and improved agreements with international carriers, has aligned certain commercial practices and aspects of the on-board product for certain routes, and implemented new operations on regional routes. Regarding synergy capture, the Company has sucesfully implemented all the synergy and efficiency initiatives and continues working to fully achieve the run rate of these initiatives, therefore, we remain confident in our synergy target of between US$600 and US$700 million, to be fully achieved by the fourth year after the merger (June 2016).

Fleet Restructuring Plan

After a process of reviewing its post-merger fleet plan and fleet requirements, during the second half of 2013 LATAM decided to undertake a broad fleet restructuring plan with the aim of reducing the number of models operated, phasing out less efficient models and allocating aircraft best suited to each one of its markets. As a result, beginning in the fourth quarter of 2013 and for approximately the next thirty months, the Company will phase out all of its A330s, A340s, B737s and Q400 and Q200s. During the fourth quarter of 2013 this process has generated non-recurring costs of US$17.5 million resulting from penalties related to anticipated redeliveries and other redelivery expenses. For the full year, these costs reached US$29 million. These initiatives are part of a long term strategy which we believe is key in order to have a cost efficient operation, increasing LATAM’s competitiveness in the long term.

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

In December of 2013, LATAM issued 51,685,128 shares by way of an equity rights offering, for total consideration of $784 million (before offering expenses). In January 2014, LATAM issued an additional 10,314,872 million shares that were not subscribed for in the rights offering through a subsequent auction, for total consideration of $156.5 million (before offering expenses). Approximately 50% of the net proceeds from the rights offering and subsequent auction were used to pre-pay short term financial liabilities of the Company.

Maintain Excellent Customer Satisfaction

In both our passenger and cargo businesses, we focus on delivering high quality services that are valued by our customers. In our passenger businesses we strive to achieve high on-time performance, world-class on-board service on long-haul flights, attractive and convenient pricing, quick check-in for short-haul flights, and the comfort afforded by a modern fleet. During the first half of 2009 LAN completed the reconfiguration of the cabins of all its long-haul aircraft, including both the Boeing 767 and the Airbus A340 passenger aircraft, in order to incorporate our new Premium Business Class including full-flat seats, as well as improvements in economy class which include a state-of-the-art on-board entertainment system. This high quality standard is shared by TAM, which currently offers first and business class in all its long haul flights as well as in some regional routes. Our frequent flyer programs, LANPASS and TAM Fidelidade, provide travel benefits and rewards to more than 8.5 million loyal customers in Chile, Argentina, Peru, Ecuador and Colombia as well to more than 12.2 million members in Brazil. In the cargo business, we focus on providing reliable service, taking advantage of our ability to handle different types of cargo as well as significant cargo volumes, and leveraging our facilities in key gateways, such as Miami, to ensure optimal handling of our customers’ needs. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Focus on Efficiency and Sustainability

We are increasingly focused on improving efficiency through a series of fleet initiatives that seek to reduce fuel consumption. The most significant is our ongoing fleet renewal and growth plan, through which we expect to incorporate 157 new aircraft between 2014 and 2019, which we expect will contribute to lower costs per ASK. As an example, we estimate that the Boeing 787 Dreamliner operates with costs per ASK that are approximately 12% lower than other long haul passenger aircraft, the new Boeing 777 freighter operates with costs per ATK that are approximately 17% lower than the Boeing 767 freighter, and the Airbus A350 will operate with costs per ASK that are approximately 25% lower than the Airbus A330. In addition, we completed the installation of winglets on all of LAN’s existing Boeing 767 aircraft, achieving average fuel efficiencies of approximately 5% per aircraft per year since implementation. We are also in the process of installing sharklets (a type of winglet) in our Airbus A320 Family fleet, which we expect to result in further fuel efficiencies in this fleet.

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

During 2012, LAN also replaced its passenger service system, containing the reservation, inventory and departure control systems of the airline, with a new system provided by Sabre. The conversion process involved moving from two suppliers (Amadeus and Resiber), whose systems were previously required to cover the complete role of the passenger service system, to a single supplier (Sabre), and is expected to result in substantial savings over the coming years. For the near future, we are contemplating the migration of TAM’s reservation system to Sabre in order to achieve the synergies of having a unified passenger service system.

Airline Operations and Route Network

The following table sets forth our operating revenues by activity for the periods indicated, which for the year ended December 31, 2013 includes LATAM’s total revenues; for the year ended December 31, 2012 includes TAM’s revenues since June 23, 2012; and for the year ended December 31, 2011, represents the historical consolidated revenues of LAN:

	Year ended December 31,
	2013 LATAM	2012 LATAM	2011 LAN
	(in US$ millions)
Total passenger revenues	11,061.6	7,966.8	4,008.9
Total cargo revenues	1,863.0	1,743.5	1,576.5
Total traffic revenues	12,924.5	9,710.4	5,585.4

The following table sets forth our operating revenues by point of sale, which for the year ended December 31, 2013 includes LATAM’s total revenues; for the year ended December 31, 2012 includes TAM’s revenues since June 23, 2012; and for the year ended December 31, 2011, represent the historical consolidated revenues of LAN:

	Year ended December 31,
	2013 LATAM	2012 LATAM	2011 LAN
	(in US$ millions)
Peru	646.2	620.3	557.5
Argentina	950.6	890.2	616.6
U.S.A.	1,290.5	1,268.6	1,135.9
Europe	937.5	738.8	523.7
Colombia	388.0	366.7	367.6
Brazil	5,572.9	3,322.4	258.3
Ecuador	273.7	266.3	228.9
Chile	1,698.5	1,525.0	1,312.4
Asia Pacific and rest of Latin America	1,166.6	712.2	584.4
Total Operating Revenues	12,924.5	9,710.4	5,585.4

Passenger Operations

General

As of December 31, 2013, our passenger operations were performed through airlines in Chile, Brazil, Peru, Argentina, Colombia and Ecuador, where we operate both domestic and international services.

The following table sets forth certain of our passenger operating statistics on an actual and pro forma basis (except where noted) for international and domestic routes for the periods indicated:

	Year ended and as at December 31, (1)
	LATAM 2013 (actual)	LATAM 2012 (pro forma)	LAN 2011 (actual)
ASKs (million) (at period end)
International	67,162.3	65,627.8	32,086.7
Domestic	64,528.5	66,558.3	16,052.9
Total	131,690.9	132,186.0	48,139.6
RPKs (million)
International	55,274.3	53,957.4	25,935.6
Domestic	51,192.2	49,928.7	12,487.3
Total	106,466.5	103,886.1	38,422.9
Passengers (thousands)
International	13,506	13,134	7,076.2
Domestic	53,189	51,544	15,514.7
Total	66,696	64,677	22,509.9
Passenger yield (passenger revenues/RPKs, in US cents)
International	US¢9.6	US¢9.6	US¢9.5
Domestic	US¢11.7	US¢12.3	US¢12.3

	Year ended and as at December 31, (1)
	LATAM 2013 (actual)	LATAM 2012 (pro forma)	LAN 2011 (actual)
Combined yield(2)	US¢10.4	US¢10.6	US¢10.4
Passenger load factor (%)
International	82.3%	82.2%	80.8%
Domestic	79.3%	75.0%	77.8%
Combined load factor	80.8%	78.6%	79.8%

(1)	Pro forma operating data for the year ended and as of December 31, 2012 has been prepared to include historical operating statistics of TAM for the period, and also includes the operating data of LAN Ecuador, LAN Argentina, LAN Peru and LAN Colombia. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 (Actual) compared to year ended December 31, 2012 (Pro forma)” for a discussion of our pro forma operating revenue for the year ended December 31, 2012.
(2)	The combined yield for LATAM is calculated by dividing passenger revenues (includes ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues) by total passenger ASKs. Yields for 2012 pro forma have been calculated using pro forma revenues and statistics for LAN and TAM.

International Passenger Operations

Our international network combines our Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian subsidiaries. We have operated international services out of Chile since 1946. Over time we have greatly expanded our international services, offering flights out of Peru with the creation of LAN Peru in 1999, out of Ecuador through the creation of LAN Ecuador in 2003, and out of Argentina with LAN Argentina in August 2006, which until then had only been offering domestic flights, and out of Colombia in 2010 through LAN Colombia, following the acquisition of Aires. Most recently, our international services grew significantly with the business combination between LAN and TAM in June of 2012. As of January 31, 2014, we now offer 24 international destinations.

Our strategy to generally expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, maximizing aircraft utilization, increasing load factors, leveraging complementary seasonal patterns, and optimizing our commercial efforts. Our sustained development of our international network has been a crucial factor in our long-term growth. We provide long-haul services out of our seven main hubs in Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. We also provide regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil. Since 2004, we have continued to consolidate our hub in Lima, which serves as the center of our Latin American network and also complements our intercontinental network, by opening new routes and increasing flights on existing routes out of Lima. After LAN and TAM’s combination in 2012, we have been also focused in building a new regional hub at Sao Paulo, Guarulhos airport, which we see is becoming one of the most important gateways into South America and where we have seen an increase in international traffic in the last years. In regard to this new hub, ongoing infrastructure investments plus the recent approval from Brazilian authorities to reallocate our airport slots at Guarulhos are facilitating the construction of this hub for LATAM Airlines.

The following table sets forth the international destinations served from each of the aforementioned countries as of January 31, 2014:

Country of Origin	Destination	Number of Destinations
Chile	Argentina	3
	Australia	1
	Bolivia	2
	Brazil	2
	Colombia	1
	Ecuador	1
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1

Country of Origin	Destination	Number of Destinations
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1
Peru	Argentina	1
	Bolivia	2
	Brazil	1
	Chile	1
	Colombia	3
	Cuba	1
	Ecuador	2
	Venezuela	1
	Mexico	2
	United States	4
	Dominican Republic	1
	Spain	1
Brazil	Argentina	1
	Chile	2
	Colombia	1
	Peru	1
	Uruguay	1
	Venezuela	1
	Paraguay	2
	Mexico	1
	United States	4
	France	1
	Germany	1
	United Kingdom	1
	Italy	1
Ecuador	Argentina	1
	Chile	1
	United States	2
	Peru	1
	Spain	1
Argentina	Brazil	1
	Chile	1
	Dominican Republic	1
	United States	1
Colombia	Brazil	1
	Chile	1
	United States	1

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

During 2013, LATAM received two additional Boeing 787-8 Dreamliners, ending the year with five aircraft of this model, out of an order of 32. The configuration of the cabin on the Boeing 787-8 aircraft includes 217 economy class seats and 30 seats for Premium Business class. One of the new features offered in the new Premium Business class cabin is a 100% horizontal full flat seat with the same dimensions of our current seat that includes foot support, a memory system that records the seat position chosen by the user and lumbar massage, and our new Economy class features reclining ergonomic seats. The incorporation of the Boeing 787-8 Dreamliners into our fleet will allow us to achieve important savings on fuel consumption and the sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft), while incorporating modern technology to deliver the best travel experience for our passengers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Operations and the Airline Industry—We have invested in new Boeing 787 “Dreamliner” aircraft.”

As part of its mission, LATAM seeks to promote tourism to South America. Due to its large network of services, visitors from around the world can experience world renowned destinations such as Cusco, Easter Island, the Galapagos Islands, Iguazu Falls in Brazil, or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche.

Chile

According to the Chilean JAC data, Chilean international air passenger traffic increased 2.7% from 2012 to 2013 as measured in RPK, totaling approximately 7.0 million passengers in 2013. We had 52.4% of the international market share in Chile in 2013, which was a decrease compared to 54.4% in 2012 as measured in RPK. Our Chilean international operations can be divided into four main segments based on destination: to North America, to Europe, to other countries in Latin America, and to the Pacific. As of January 31, 2014, our main competitors on direct routes between Chile and North America included American Airlines, Delta Airlines, Avianca-Taca, Air Canada and Aeromexico. COPA also participated in the Chile-North American markets with stopovers in its Central American hub in Panama City. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes our main competitors included Aerolineas Argentinas, Air Canada, Avianca-Taca and GOL.

Peru

According to Peruvian DGAC data, Peruvian international air passenger traffic increased 10.5% from 2012 to 2013 as measured in passengers transported, totaling approximately 7.5 million passengers in 2013. We had 46.3% of the international market share in Peru in 2013, which was a decrease compared to 47.5% in 2012 as measured by number of passengers. Our Peruvian international operations can be divided into three main segments based on destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2014, our main competitors on direct routes between Peru and North America included American Airlines, United Airlines, Delta Airlines, Avianca-Taca, Aeromexico and Air Canada. COPA also participated in the Peru-North American markets with stopovers in its respective Central American hub. On routes to Europe, our main competitors were Air France-KLM and Iberia. On regional routes our main competitors included Avianca-Taca and Aerolineas Argentinas.

Ecuador

According to our internal estimates and travel agency statistics (captured through IATA Billing Settlement Plan or “BSP”), Ecuadorian international air passenger traffic increased 4.0% from 2012 to 2013, as measured in passengers transported totaling approximately 3.23 million passengers in 2013. We had 32.6% of the international market share as measured in ASKs in LATAM routes from Ecuador in 2013, a decrease of 1.3 percentage points compared to 33.9% in 2012. Our Ecuadorian international operations can be divided into three main segments, based on the destination: to North America, Europe to other countries in Latin America. As of January 31, 2014, our main competitors on direct routes between Ecuador and North America included American Airlines, Continental Airlines, Delta Airlines; Avianca–Taca and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors included Iberia, KLM and Avianca-Taca. On regional routes, our main competitors included Avianca-Taca and Copa.

Argentina

According to our internal estimates and travel agency statistics (captured through BSP), Argentinean international air passenger traffic increased more than 10.0% from 2012 to 2013 as measured in passengers transported, totaling approximately 5.2 million passengers in 2013. LATAM Airlines had 24% of the international market share as measured in passengers transported in Argentina in 2013, which was a decrease as compared to 28% in 2012. The Argentinean international operations can be divided into two main segments based on destination: to North America and to other countries in Latin America. As of January 31, 2014, the main competitors on the Buenos Aires-Miami route included American Airlines and Aerolíneas Argentinas. Avianca-Taca and COPA also participated in the Argentina-North American markets with stopovers in their respective hubs. The main competitors on the Buenos Aires-Dominican Republic route included COPA and American Airlines. The main competitors on the Buenos Aires-Sao Paulo route included GOL and Aerolíneas Argentinas. The main competitors on the Buenos Aires-Lima route included Avianca-Taca and Aerolíneas Argentinas. The main competitors on the Buenos Aires-Santiago route included Aerolíneas Argentinas and Air Canada and Sky Airline.

Colombia

According to Aeronautica Civil (Colombian Civil Aeronautics), the Colombian international market increased 11.5% from 2012 to 2013 as measured in RPKs (for the period January-November), from 7.8 million passengers to approximately 8.8 million passengers in 2013. LAN Colombia had a 4.4% share of the international market share in Colombia in the first eleven months of 2013, as measured in RPK. During the second quarter of 2013, LAN Colombia began to operate two Boeing 767s on weekly routes to Miami and Sao Paulo, which allowed LAN Colombia to significantly improve international options by offering Premium Business on these flights, and strengthen its international market position. The international operations in Colombia can be divided in two business segments based on destination: to North America and to other countries in Latin America. As of January 31, 2014, the main competitors on direct routes between Colombia and North America included Avianca-Taca, American Airlines, United Airlines, Air Canada, Delta Airlines and Aeromexico. COPA also participated in the Colombia-North American markets with stopovers in its Central American hub. On regional routes, the main competitors included Avianca-Taca and COPA.

Brazil

According to Brazilian ANAC data, Brazilian international air passenger traffic increased 5.1% from 2012 to 2013 as measured in RPKs, totaling more than 6.0 million passengers in 2013. TAM had 87.5% of the international market share in Brazil in 2013 when considering only Brazilian airlines, which was a decrease compared to 89.4% in 2012. Our Brazilian international operations can be divided into three main segments, based on destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2014, the main competitors on direct routes between Brazil and North America included American Airlines, United Airlines, Delta Airlines, Air Canada and Aeromexico. Avianca-Taca also participated in the Brazil-North American markets with stopovers in its Central American hub. On routes to Europe, the main competitors were Iberia, Air France-KLM, Lufthansa, TAP and Air Europa. On regional routes the main competitors included Aerolineas Argentinas, Avianca-Taca and GOL.

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

As a result of the implementation of this business model, the number of passengers transported has increased:

•	280% (from 2.5 million to 9.5 million) in Chile, from 2006 to 2013,

•	388% (from 1.7 million to 8.3 million) in Peru, from 2006 to 2013,

•	283% (from 0.6 million to 2.3 million) in Argentina, from 2006 to 2013, and

•	21% (from 3.3 million to 4.0 million) in Ecuador, from 2009 to 2013.

We plan to continue with the implementation of this business model during 2014 in Colombia and Brazil and we have started its implementation in some regional routes, as we look for ways to increase operational efficiency, encourage direct sales and self check-in, and implement new sales strategies aimed at stimulating demand.

Operations within Chile

Through LAN and LAN Express, we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since the Company’s creation in 1929. During 2013, we flew to 16 destinations within Chile (including Santiago, but not including Easter Island, which we consider an international destination even though it is a part of Chile, because we serve it with long-haul aircraft) as well as some seasonal destinations. LAN and LAN Express have integrated passenger operations, including operations under the same two-letter “designator reservation code,” and have coordinated fare structures, scheduling and other commercial matters in order to maximize cooperative benefits and revenues for the two carriers. Our strategy is based on providing frequent service to Chile’s main destinations, offering a reliable and high quality service, and leveraging our strong brand position in Chile and abroad. We evaluate our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability. Our strategic objective is to maintain our leadership position in our domestic routes.

During 2013 we operated an average fleet of 22 Airbus A320-Family Aircraft in the Chilean domestic market, and we plan to operate an average fleet of 26 Airbus A320-Family Aircraft in 2013. Domestic operations in Chile have been positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Airbus A318-100s. Currently, LATAM’s domestic fleet in Chile has an average age of 2 years.

According to JAC data, the Chilean domestic market as a whole transported approximately 9.5 million passengers in 2013, an increase of 13.7% from 8.3 million passengers transported in 2012. Our domestic passenger market share in Chile was 76.8% in 2013 as measured in revenue passenger kilometer (RPK). During 2013, our main competitors in the domestic market were Sky Airlines and PAL Airlines with domestic passenger market shares as measured in RPKs of 19.4% and 3.0% respectively.

There are currently no foreign airlines participating in the Chilean domestic market. Chile permits foreign airlines to operate in Chile. Additionally, there are no regulatory barriers that prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary.

Operations within Peru

LAN Peru started operations in 1999 with both domestic and international flights from Lima. During the last ten years LAN Peru has expanded consistently, consolidating its domestic operations and coverage of the relevant markets with a continuous focus on improving our excellence for service. Self-check-in levels have grown steadily in recent years, reaching 80% for domestic routes in 2013.

Peru has tremendous potential, compared to other Latin American markets, based on per capita travel ratios. In 2013, the domestic market in Peru reached 8.3 million passengers, an increase of 14.8% from 7.2 million passengers transported in 2012. During 2013, LAN Peru increased daily frequencies in some flights from Lima to destinations such as Piura, Chiclayo and Iquitos; added some new direct flights between Cusco and Arequipa and Puerto Maldonado; and added new nightly flights to Cusco, the country’s most important tourist destination, being the only airline providing this flight schedule. LAN Peru flies at least three times daily to each of its 14 destinations except Tumbes, Pucallpa, Puerto Maldonado and Tacna (2 or 3 flights daily).

LAN Peru began 2013 with a fleet of 14 Airbus A319 Aircraft. During the year, one of the Airbus A319 aircraft was phased out of the fleet and 3 Airbus A320 aircraft were incorporated, one of them including sharklets. With this, LAN Peru has one of the most modern fleets in Latin America, which is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high-altitude airports. In terms of efficiency, a uniform A320 family fleet also allows for low maintenance costs, high crew productivity and operational flexibility. Fleet utilization slightly decreased from 10.6 flight hours per operating day in 2012 to 10.3 flight hours per operating day in 2013.

In 2013, a total of 5.3 million passengers traveled on LAN Peru’s domestic routes, which represented an increase of 17.1% compared to 2012. According to data provided by the Peruvian DGAC, our domestic market share was 63.4% in 2013, compared to 62.2% in 2012, as measured in number of passengers. Our main competitors in Peru include Peruvian Airlines, Star Peru LC Peru and Avianca

Operations within Argentina

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

In the domestic Argentine market, LAN Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In August 2006, by presidential decree, both the floor and ceiling of the regulated price range were increased by 20%. The decree also liberalized foreign ownership of Argentinean airlines, previously capped at 49%. Since this decree, the floor and ceiling of the regulated price range have been consistently increased on an annual or semi-annual basis, by a range of 8-18%. In 2013, the ceiling and floor increased in the same proportion, both increasing by 9% in May 2013, and by 12% in December 2013.

Based on internal estimates as of December 31, 2013, our domestic market share in Argentina in terms of passengers transported was approximately 29%. During this period of time LAN Argentina transported 2.3 million passengers, a slight decrease 4% compared to 2012. The competitors in the Argentinean market during 2013 were Aerolíneas Argentinas and its affiliate Austral LíneasAéreas. Together, these two companies comprise the substantial majority of the remaining domestic Argentine market share, although a small portion of the domestic market share is serviced through Sol and Andes.

Operations within Ecuador

At the end of 2008, the Civil Aviation National Board authorized LAN Ecuador to operate domestic flights in Ecuador and in April 2009, LAN Ecuador initiated service between Quito and Guayaquil. In the past three years, LAN Ecuador has greatly expanded the number of destinations and frequency of flights in Ecuador. As of the end of 2013, LAN Ecuador operated 67 weekly flights between Quito and Guayaquil, 7 weekly flights to the Baltra, 2 weekly flights to San Cristobal and 15 weekly flights between Cuenca and Quito.

In 2013, LAN Ecuador transported 1.3 million passengers in the domestic passenger market, achieving a load factor of 78.5% and representing an increase of 20% in number of passengers serviced over 2012. LAN Ecuador had a domestic market share of 31.76% in 2012, representing a significant increase over its 2012 market share, according to internal estimates.

In Ecuador, the company’s principal competitors are TAME, Aerogal and Icaro.

Operations within Colombia

Following the acquisition of Aires in 2010, LAN Colombia has successfully restructured the Company’s previous operations in order to achieve LATAM’s standards in terms of security, punctuality, efficiency and service quality. In 2012 LAN Colombia started to implement its “low cost” model, already operating in the other affiliates domestic markets of Chile, Peru, Argentina and Ecuador, and to stimulate demand on domestic flights by providing more Colombian citizens the opportunity to use air transportation. With this strategy and new marketing plans aiming to increase brand awareness, LAN Colombia was able to stimulate demand, achieving fare reductions of approximately 35% by introducing new segmentation parameters prior to departure, depending on the market.

LAN Colombia continued to expand its routes inside Colombia in 2013, using a network of 20 domestic destinations to transport more than 4.2 million passengers during the year, an increase of 15% as compared to passengers transported in 2012. As of December 31, 2013, LAN Colombia had 17% of Colombian market share, second after Avianca. Other competitors in the domestic market are Copa, Viva Colombia, EasyFly and Satena.

During 2013, LAN Colombia continued to advance in its fleet renewal plan, a process which began in 2012, LAN Colombia intends during 2014 to phase out the remaining Boeing B737 aircraft and Bombardier Dash aircraft inherited from Aires and replace them with more modern and efficient aircraft from the Airbus A320 family. All these actions aim to further reduce our operating expenses and become the most efficient carrier in Colombia. As of December 2013, LAN Colombia serviced its domestic destinations with 7 Airbus A320 aircraft, 4 Boeing B737 aircraft and 8 Dash-200 aircraft.

In regard to service, during 2013 the Company launched a new VIP lounge in the El Dorado Airport in Bogotá, which has the best standards in terms of comfort and gastronomy and has become an asset in building loyalty in our clients. This lounge classified as one of the 10 best VIP lounges in the world, according to a specialized design magazine.

In August 2013, LAN Colombia and American Airlines started to market their codeshare agreement, allowing LAN Colombia to offer its clients 12 destinations in the United States, while American Airlines may now offer 4 additional destinations in Colombia. In October 2013, LAN Colombia entered oneworld® alliance.

The domestic Colombian industry transported 21.5 million passengers during 2013, a 14.1% increase over 2012. LAN Colombia has maintained its position as the second largest operator in Colombia’s domestic market with approximately 18.3% of the market share as measured in RPKs as of December 31, 2013. A total of 4.0 million passengers traveled on LAN Colombia domestic routes in 2013, which represented an increase of 12.2% compared to 2012 domestic passenger activity. LAN Colombia’s main competitor, Avianca, carried almost 12.6 million passengers in 2013 and had a market share as measured in RPKs of approximately 57.7% in 2013. VivaColombia, a low cost carrier that started operations within Colombia in June 2012, transported more than 1.8 million passengers for the 2013 year, reaching a 8.8% market share as measured in RPKs.

As we look ahead to 2014, LAN Colombia will continue to market the LAN brand in the domestic Colombian market, maintain excellence in service, leadership in punctuality and corporate segment penetration.

Operations within Brazil

TAM Linhas Aereas, is the leading domestic passenger airline in Brazil, and has operated domestic flights in Brazil since the company’s creation in 1961. As of January 31, 2014 TAM Linhas Aereas has flights to 40 destinations (42 airports) within Brazil as well as some seasonal destinations. The strategy is based on providing strong connectivity through a network based on the main Brazilian cities, offering a reliable and high quality service, and leveraging our strong brand position in Brazil and abroad. TAM Linhas Aereas evaluates our network of domestic routes on an ongoing basis in order to achieve optimal operational efficiency and profitability.

The domestic market in Brazil has historically suffered from overcapacity, which resulted in very low load factors compared to industry standards, which has negatively impacted the financial results of domestic airlines in recent years. However, this trend began to change during 2012 and has significantly improved during 2013, as major airlines have reduced domestic capacity, and the capacity discipline is expected to continue during 2014. LATAM has continue to make significant progress in the turnaround of the domestic Brazil passenger operation, improving profitability by increasing load factor through the rationalization of capacity and improved revenue management through better segmentation of the market. During 2013, TAM reduced its capacity by 8.4% as measured in ASKs, leading to an increase of 6.1 percentage points in load factors on a year-over-year basis, despite the 0.8% decrease in traffic measured as RPKs. As of January 31, 2014, we operate an average fleet of 120 aircraft in the Brazilian domestic market. During 2014, we expect to maintain our capacity flat in order to continue improving the profitability of our domestic passenger operations in Brazil. TAM utilized the greater efficiency of the Airbus A320-Family aircraft on short-haul flights in order to gain operational efficiencies, such as more efficient fuel consumption.

According to ANAC, the Brazilian domestic market as a whole transported approximately 90.0 million passengers in 2013, an increase of 1.4% as compared to 89.0 million in 2012. TAM Linhas Aereas domestic passenger market share in Brazil as of the end of the year was 39.9% as measured in RPKs. During 2013, TAM’s main competitors in the domestic market were GOL, the merged airlines Trip and Azul, and Avianca Brazil. GOL (including Webjet) ended 2013 with a domestic passenger market share of 35.4% while Trip-Azul and Avianca Brazil had market shares of 13.2% and 7.2% respectively.

Passenger Alliances and Commercial Agreements

The following are our passenger alliances and partnerships as of March 31, 2014:

•	oneworld®. In June 2000, LAN and LAN Peru were officially incorporated into the oneworld® alliance. LAN Ecuador and LAN Argentina joined the alliance during 2007. In March 2013, LATAM Airlines Group chose oneworld® as the global alliance for all of its airlines. As a result of this decision, LAN Colombia became a member of oneworld® on October 1, 2013 and TAM Airlines, at this time member of the Star Alliance®, became a member of oneworld® in March 31, 2014. Its affiliate TAM Mercosur will join in a future date. Currently, oneworld® is a global marketing alliance comprising of LAN, LAN Peru, LAN Argentina, LAN Ecuador, Air Berlin, American Airlines, British Airways, Cathay Pacific Airlines, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar, Royal Jordanian and S7. It is expected that SriLankan Airlines will join oneworld® in a future date not defined for this moment. American Airlines and US Airways recently merged and formed the largest airline in the world under the name of American Airlines Group. US Airways will join oneworld® as an American Airlines affiliate on the same date as TAM, on March 31, 2014. Together, the current members of the oneworld® alliance, including LATAM, plus the other airlines listed above that have committed to join the alliance, will serve more than 950 airports across 160 countries, operating 13,000 daily departures.

•

American Airlines Group. Since 1997, LAN has had an agreement with American Airlines which enables LAN and American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on LAN flights and vice-versa (a “code-sharing agreement”). The U.S. Department of Transportation, or DOT, granted American Airlines immunity from antitrust regulations in October 1999 for specific areas of cooperation. For more information see “—Regulation—United States of America—Authorizations and Licenses”

below. Through this alliance, we currently offer service to thirty additional destinations in the United States and Canada. In 2005, the DOT also granted antitrust immunity to LAN Peru and American Airlines for specific areas of cooperation. In accordance with the terms of the DOT’s 2005 approval, LAN, LAN Peru and American Airlines resubmitted their alliance agreement to the DOT for review in October 2010. In 2007, LAN Peru and American Airlines established a code-sharing agreement between Peru and the U.S. with additional destinations in both countries. In the same year, LAN Argentina and American Airlines signed a code-sharing agreement expanding the cooperation between the companies. At the end of 2011, a code-sharing agreement between LAN Ecuador and American Airlines was signed, and allows the American Airlines network to be offered in the U.S to all LAN passengers. At the end of 2012, two new code-sharing agreements were signed between American Airlines and the LATAM Airlines Group; one between LAN Colombia and American Airlines and the other between TAM and American Airlines. These new code-sharing relationships provide expanded opportunities for American Airlines to serve new markets in Brazil and Colombia and for TAM and LAN Colombia in the United States with American Airlines.

•	Iberia. In January 2001, LAN initiated a code-share agreement with Iberia, pursuant to which we offer passengers between ten and fourteen non-stop frequencies per week between Santiago and Madrid. In subsequent years, other destinations were added to the agreement, such as Alicante, Amsterdam, Barcelona, Bilbao, Brussels, London (Heathrow), Malaga, Milan, Paris, Rome and Zurich. In 2007, LAN Ecuador and LAN Peru set up code-share agreements with Iberia for routes between Ecuador, Peru and Spain; as well as four additional European destinations with LAN Peru and seven destinations with LAN Ecuador. Currently, LAN, LAN Ecuador and LAN Peru offer around 17, 11 and 14 destinations in Europe, respectively, through Iberia routes.

•	Qantas. In July 2002, LAN initiated a code-share agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of March 31, this code-share agreement includes 6 Santiago-Auckland-Sydney flights operated by LAN and 3 non-stop Santiago-Sydney flights offered by Qantas.

•	British Airways. In 2007, LAN initiated a code-share agreement with British Airways on LAN flights between Sao Paulo and Santiago to provide service for British Airways passengers traveling from London to Santiago through a connection in Sao Paulo. This code-share agreement also includes British Airways’ flights between Madrid and London.

•	Lufthansa and Swiss Air: TAM has a code-share agreement with Lufthansa and Swiss, pursuant to which TAM offers its customers long haul flights from Brazil to Germany, inside Germany to 7 destinations and within Europe to 6 destinations operated by Lufthansa and Swiss Air. Lufthansa and Swiss Air likewise offer customers seats on TAM’s flights from Brazil to Germany, inside Brazil to 11 destinations and within South America to 3 destinations.

•	Aeromexico. In 2004, LAN expanded its previous alliance with Aeromexico and the current code-sharing agreement includes all of our passenger airlines. Under this alliance, we code-share in flights to Mexico from Chile and Peru, as well as to 18 domestic destinations in Mexico. Additionally, our code-sharing agreement provides our passengers with benefits such as easier connections and reciprocal accrual and redemption of frequent flyer program rewards. In May 2012, TAM also implemented a code-share agreement with Aeromexico between Sao Paulo and Mexico City. This code-share agreement also includes 9 destinations in Brazil, and 9 destinations in México.

•	All Nippon Airways. In October 2010, TAM initiated a code-share agreement with All Nippon Airways to operate between Sao Paulo and Narita, through connections in London. From March 30, 2014, All Nippon Airways switches its operation to Haneda Airport, giving our passengers access to the preferred airport in Tokyo

•	Cathay Pacific. In May 2010, LAN initiated a code-share agreement with Cathay Pacific to operate between Santiago and Hong Kong, through connections in Los Angeles, New York and Auckland, and in November 2010, LAN Peru initiated a code-share agreement with Cathay Pacific to operate between Lima and Hong Kong, through connections in Los Angeles and San Francisco.

•	Japan Airlines. In September 2011, LAN initiated a code-share agreement with Japan Airlines to operate between Santiago and Narita, through connections in Los Angeles and New York. LAN Peru and Japan Airlines have recently also initiated a similar code-share agreement to operate between Lima and Narita through connections in Los Angeles and New York.

•	Air Canada. Since 2008, TAM has had an agreement with Air Canada, which allows TAM to offer its customers flights between Sao Paulo and Toronto and other 7 domestic destinations in Canada operated by Air Canada, and Air Canada can codeshare on TAM flights between Sao Paulo and 7 destinations in Brazil.

•	US Airways. In April 2010, TAM initiated a code-sharing agreement with US Airways to code-share between Brazil and USA. Through this agreement, US Airways offers 17 destinations from Rio de Janeiro to the interior of Brazil and two trunk routes from Miami to Sao Paulo and Manaus, while TAM can access 23 domestic cities in the U.S. from Orlando, Miami and New York.

•	United Airlines. In October 2007, TAM signed a code-share agreement with United which allows TAM to offer flights operated by United from points within the US, via the US, and intermediate points to a point or points in and beyond Brazil, to its customers. The code-share agreement also allows United to access flights operated by TAM from points within Brazil, via Brazil, and intermediate points to a point or points in and beyond Brazil

•	Other alliances and partnerships: TAM also has a code-share agreement in place with Air China to operate between Sao Paulo and Beijing, through connections in Madrid. LAN has a code-share agreement with Korean Air, for flights between Los Angeles and Seoul (operated by Korean Air) and between Los Angeles and Santiago (operated by LAN), and an alliance with Alaska Airlines, which permits us to provide customers with service between Chile and three destinations in the west coast of the U.S. and Canada. Reciprocal accrual and redemption of frequent flyer program rewards is also available for LAN customers flying on Alaska Airlines flights and vice versa.

Passenger Marketing and Sales

Following the business combination, LATAM will continue to operate under two brands, LAN and TAM.

LAN’s Passenger Marketing and Sales

Within the “LAN” brand, we differentiate our marketing strategies between our international (long-haul) and domestic (short-haul) services.

Our long-haul marketing strategy emphasizes attributes valued by our international customers: a reliable, high-quality service centered on entertainment and comfort for long travel. We also highlight our extensive network covering the most important South American destinations and frequent service to major overseas gateways such as New York, Los Angeles, San Francisco, Miami, Madrid and Sydney. In a continuing effort to fulfill this promise, we continuously improve our cabins and review our service protocols. Our Business Cabin features a premium on-board service aimed to provide our customers with more time to rest. As for our Economy Cabin, our upgraded entertainment units make their flight a more enjoyable one. In May 2009 we completed a retrofit program for our Boeing 767-300 and for our Airbus A340-300 fleet respectively, to upgrade and improve our long-haul fleet. See “—International Passenger Operations” for a description of recent improvements to our international fleet.

In October 2010, LAN decided to renew the configuration of its B767-300s which included an increased capacity for each airplane from 221 to 238 seats. The original configuration had 191 seats in the Economy cabin and 30 seats in Premium Business cabin, the new Economy seat configuration increases to 220 and decreases the amount of Premium Business seats to 18. This configuration will be used in those markets with a higher demand of tourism and / or low corporate travel.

Our current fleet average age is 6.9 years and it’s been decreasing since the arrival of 5 of the 32 new Boeing 787 aircraft we ordered. LAN was the first airline in the Americas, and fourth in the world, to receive this model with the latest-generation technology that was an innovation breaking point for the airline industry. Passengers can immediately experience the 787’s advantages: higher cabin humidity and increased comfort. The 787 airplanes will allow us to reach new destinations and boost LAN’s existing services while increasing the efficiency of our operations and reduce our carbon footprint. See “—International Passenger Operations” for a description of recent improvements to our international fleet.

Our short-haul operations are designed to fit our customers’ need in these routes: punctuality, reliability, more frequencies, modern aircrafts and efficient operations. To deliver this value proposition, we have been increasing our fleet and frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web and mobile check-in and airport self-check-in. As such, these routes now feature modern planes, increased frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web check-in and airport self-check-in. All of the domestic operations (Chile, Brazil, Peru, Argentina, Ecuador and Colombia) have the same business model which seeks to make air travel accessible to more people through low fares supported by a low-cost operation based on the efficient use of our resources. See “—Domestic Passenger Operations” for a description of recent initiatives to improve our domestic fleet, including the introduction of modern Airbus A320-Family Aircraft in most of our domestic operations.

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

Our short-haul fleet is also growing and renewed with the more Airbus 320 and 321 coming during the next years. These aircrafts have the latest security standards in the industry, improvements in the interior cabin design and new seat technology. They are 13 percent lighter than the aircraft they will replace, resulting in lower fuel consumption and CO2 emissions. They also are more comfortable for passengers since they have leather upholstery and more in-flight entertainment screens. In addition, the upper bins have mirrors that ensure visibility of carry-on luggage among other improvements of interior design.

Our main concern is to deliver our promise to our customers. Therefore, we constantly monitor our customer satisfaction with in-flight surveys and research, and measure our performance against the highest standard levels. This commitment to excellence has paid off with several prizes and recognitions given by customers and industry experts such as Skytrax’s “2013 Best Airline in South America”, Business Traveler’s “2013 Best Business Class” and Premier Traveler USA’s “2013 Best Airline to South America”.

Branding

The “LAN” brand was launched in 2004 and brings together, under one strong international name, all of the affiliate brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina” “LAN Colombia” and “LAN Ecuador.” We developed the LAN brand and corporate image after an extensive process supported by a leading global branding agency.

Our corporate image is based on two core concepts: reliability and warmth, which support our promise of the best travel experience to, from and within South America. We are also committed to offer our customers the best coverage to, from and within South America, and to promote sustainable tourism, helping develop the regions where we operate. And by best, we mean providing our customers with an excellent connection network and service; being transparent and accessible; and promote sustainable tourism in the countries where we do business. Our commercial strategy, centered on exploiting the LAN alliance concept, has been widely recognized, as exemplified by Airline Business magazine’s recognition of us in 2004 with its “Airline Strategy Award, Marketing.”

Using a single brand enabled our customers to better understand the common service and operating standards among our airlines, and our new image improved our visibility, which enhanced flexibility and increased the efficiency of our marketing efforts. It also provided a platform for the strategic use in mature markets of the following three powerful sub-brands, all connected to the LAN root:

LAN.com for the convenience of our web booking engine and services platform (not incorporated by reference herein);

LANPASS for our frequent flyer program; and

LANTOURS, a sub-brand through which we offer travel packages, hotels and other ancillary products, as well as promote tourism activities to and from the regions in which we operate. LANTOURS was first introduced in Chile and is gradually being introduced into other key markets.

Our regular brand tracking and marketing effectiveness measurements show outstanding results in brand consistency and recognition, improving year after year, with marketing investments managed at healthy and stable rates. As the corporate values behind our umbrella brand encompass attributes applicable to both operations, long-haul and short-haul, a single brand strategy has resulted in significant savings, as we only have to promote one master brand, thereby increasing the efficiency of our marketing efforts. We also closely monitor our corporate image to ensure our brand is always shown at its best.

Distribution Channels

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. This effort has resulted in efficiency gains, and we believe it should lead to further benefits in the future.

Travel agents conduct indirect sales accounting for approximately 49.8% of passengers during 2012 and 47% in 2013. Our goal is to minimize indirect sales because of higher costs when compared to direct sales. So we are continuously introducing new projects in order to minimize the percentage of total sales that are indirect sales. We paid these travel agents standard commissions ranging from 0% to 9.3% depending on the market and the ticket region type (domestic / international). Consistent with our efforts to reduce commission costs and in line with current market practices, in recent years we have reduced standard commissions in several markets.

Travel agents obtain airline travel information and issue airline tickets through Global Distribution Systems, or GDSs, this enables them to make reservations on flights from a large number of airlines. We participate actively in all major international GDSs, including Sabre, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. As part of its continued commitment to its passengers, in late 2009, LAN signed a series of agreements with Sabre, one of the major suppliers of IT solutions in the global airline industry. Through these agreements, Sabre provides the Company with the most advanced technology in reservation and distribution systems, optimization of routes and operational planning. LATAM recently completed the process of implementing the new system platforms in August of 2012. This new systems platform represents a major step in terms of innovation by implementing the industry’s most advanced technology to streamline business and operational processes, and enabled us to provide itineraries that best fit the needs of passengers and to provide simpler, agile and efficient services in airports and in the sales and distribution channels, improving LAN’s services in each of the stages of the travel experience.

Direct channels refer to sales by our own ticket offices, contact-centers and website. In 2013, direct bookings accounted for approximately 65% of all our passengers.

We have an extensive sales and marketing network in over thirty countries consisting of more than 200 domestic and international points-of-sale owned by us and approximately 45 general sales agents. We charge a fee to customers for sales completed through our own ticket offices or call centers in most countries, leaving the Internet as the only free-of-charge distribution channel.

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

Our website, www.lan.com (not incorporated by reference herein), is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Our Internet-related sales have increased significantly in recent years, by 22% in 2010, 22.6% in 2011, 42% in 2012, and 64% in 2013, which amounted to a total of US$1.289 million internet-related sales in 2013. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support expected future growth.

Besides serving as a sales channel, we have utilized our website as a tool to provide value-added services and enhance communications. We send weekly promotional e-mails to more than 7.9 million subscribers. Members of our frequent flyer program receive their monthly balances and other information by e-mail and can access the data and redeem awards through our website. We have an active online marketing program which brings visitors to the website from search engines and travel-related websites.

During 2009 we improved several services on the website. We introduced the flexible award redemption service, which enables LANPASS members to obtain flights with their kilometers at any time of year. We also updated our Flight Information System to ensure accurate, real time information. In addition, we continued to promote our web-based check-in service for domestic and international flights. This system allows those passengers who are not checking-in bags, to go directly to the gate, and the remaining checked-in passengers, to leave their bags at a special bag drop counter and proceed to the gate. In addition to web-based check-in, we have 283 self-check kiosks. We have 95 in Chile, 20 in Peru, 36 in Argentina, 29 in Ecuador, 10 in Venezuela, 2 in Uruguay, 46 in Brazil, 13 in Germany and 32 in Colombia. As of December 31, 2013, the kiosk and web check-in utilization rate was of 80% for domestic routes in Chile, 74% for domestic routes in Peru, 56% for domestic routes in Argentina, 56% for domestic routes in Ecuador and 51% in Colombia. We are planning to implement six kiosks at Miami and one at Easter Island. Also in 2010 we launched our LAN.com Mobile service, enabling our customers to check-in, verify their flight status and other itineraries using their internet-enabled mobile phones.

In 2010 LAN was recognized as the “Latin American e-commerce Company of the Year” by the Latin American e-Commerce Institute and in 2012 LAN was awarded with the “Best of the Web” price by the American company Compuware. Also, in 2013 LAN.com received “Electronic Commerce Leader in Tourism” by the e-Commerce Awards for Chile and Ecuador.

Electronic Ticketing

Since 2008, the Company has issued all tickets as reached a 100% penetration of e-tickets on all LAN routes and, during 2010 we completed the implementation of interline e-ticketing with all of our oneworld® partners. By the end of 2013, we introduced electronic boarding passes accessible on smartphones. This electronic boarding pass is read by a laser pistol using a QR (quick response) code. It has been working on some routes at South America, and we hope to have 100% availibility of this feature during 2014.

Advertising and Promotional Activities

Our advertisement and promotional efforts are aimed at enhancing our brand positioning and supporting specific aspects of our commercial efforts. These activities include the use of television, print, outdoors and radio advertisements as well as direct and online marketing. We also have a growing social media presence.

During 2013, our advertising campaigns were mainly focused on continuing stimulating demand by implementing a pricing strategy that has made flying more accessible in the domestic markets and within South America to those traveling especially for tourism. We are proud of our partnerships with tour operators and tourism government agencies across the region (SERNATUR and “Chile es Tuyo” in Chile, PROMPERU in Peru, ProExport Colombia among others) which allowed us to reach new customers and to promote local and regional tourism in the markets where we operate. This is supported by the unique coverage and travel experience that we offer to those passengers traveling to, from and within South America.

We have also innovated our demand-generating advertising by promoting pre-low season specials thus making our demand curves more stable and making it possible for us to offer to our customers all our destinations at accessible prices throughout the year.

TAM’s Passenger Marketing and Sales

Within the “TAM” brand, TAM segregates its marketing strategies between domestic (short-haul) and international (long-haul).

Our long-haul strategy focuses on attributes valued by this type of client, with a number of initiatives focusing on in-flight services, which is where passengers get most of their travel experience and where high quality and comfort are the key differentials. We also view TAM’s large network as a significant differential, since TAM is the Brazilian airline with the largest international operation, offering broad coverage in South America, to Europe and the United States, as well as other international destinations through code-share agreements and alliances with other airlines.

In 2013, we started to implement initiatives in order to capture the synergies we expect, and to better align the international passengers’ travel experience for LAN and TAM.

The initiatives of synergy capture in the long haul business, include, for example, the joint purchase of in-flight entertainment, which made product standardization, content increase and savings possible, as a result of our higher purchasing power. Synergies in the onboard service, both in the short and long haul operations, were also captured as a result of an alignment in terms of the meals served in business and economy classes for LAN and TAM. This process included negotiations with suppliers, which resulted in better quality and savings.

As for the alignment of the travel experience, the main objective was the introduction of a service protocol, which includes the standardization of procedures for check-in and boarding, among others.

To strengthen TAM’s brand positioning, we invest in improving our cabins and services, and constantly monitor our corporate image through quantitative and qualitative surveys. For example, we have implemented a new quality management dynamic in TAM, which includes service panels and passenger satisfaction surveys, among others. The new dynamic includes standardized Key Performance Indicators (KPIs) for TAM and LAN.

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

TAM has also implemented projects to generate additional revenues, targeting items that passengers prioritize, such as more leg room (Espaço Mais) and pre-purchase of excess baggage, among others, offered through convenient online services. During 2013, in recognition of some initiatives and goals achieved, TAM Airlines was awarded the second place in the category “Best airlines in South America” from Skytrax, only after LAN. In addition, TAM received awards such as: most reliable airline brand in the Brazilian market, according to a Survey of trustmarks, carried out by the “Seleções e pelo Ibope Inteligência” magazine; Top of mind according to Data Folha and Grupo Folha in the category “Airlines/ Transport”; Top of mind internet, according to Data Folha; and Most admired companies in the category “Airlines” in the subsector “Corporate Services” organized by the Carta Capital magazine, an important political, economic and cultural Brazilian vehicle. Additionally, TAM classified as the fifth most attractive airlines in the world in the social networks during the fourth quarter of year 2012, according to SocialBakers.

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

During 2013, the frequent flyer program TAM Fidelidade completed 20 years of operation. To celebrate this date, we developed a big campaign in the social networks, where we were able to capture pictures from our clients, which we will then display in two aircraft from our fleet.

We also launched the “A gente faz um mundo por você” campaign, where we reinforced TAM’s focus on service. In line with this vision, our mission is to be the preferred airline of people, with joy, creativity, respect and responsibility.

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

TAM was the first airline in Latin America to sell tickets online. Through TAM’s website, www.tam.com.br, users can purchase tickets online by paying or using TAM Fidelidade membership points, make reservations up to one hour prior to departure and access information related to the TAM Fidelidade program and the services available. TAM’s website is not incorporated by reference herein and shall not be considered part of this annual report.

In 2013, the indirect sales channels accounted for approximately 63% of total sales and 54% of tickets issued. One of our main challenges was to increase internet sales, which accounted for approximately 36% of total sales in the year. In terms of tickets issued, direct channels accounted for approximately 45% of all tickets, increasing substantially over the previous year.

TAM also recorded an increase of 46% in the utilization of self check-in kiosks during 2013 as compared to 2012. The average utilization for 2013 was 36%.

TAM plans to increase segmented direct sales in the leisure market and to make the booking of tickets, especially over the Internet, easier for our passengers. In 2013, we consolidated the sale of seats with increased leg room (Espaço Mais) within TAM’s e-commerce sales process and through the call center, facilitating access to this service and increasing direct sales.

During 2013, TAM launched a new service tool, with a virtual operator called Julia who is available in TAM’s site www.tam.com.br to assist passengers when needed. In addition, TAM began a check-in servisse that may be done by cellphone for flights departing from São Paulo to destinations in South America and Europe, and for flights departing from United Stated to Brazil.

Advertising and Promotional Activities

Our promotional and communications efforts are aimed at strengthening the brand positioning and providing support to specific commercial needs. These activities include initiatives in communication channels such as television, press, billboards and radio, as well as direct and online marketing.

During 2013, in order to reinforce the campaign “A gente faz um mundo por você”, we developed a promotional initiative in partnership with Coca-Cola and we materialized the Christmas dream of three Brazilian families, in the cities of Sao Paulo and Rio de Janeiro.

In addition, we launched a search tool for airline tickets in the home page of the UOL, the main internet Brazilian portal. This initiative aims to facilitate the search for tickets and to strengthen the presence of TAM’s brand.

Frequent Flyer Program

During 2013, LATAM continued to harmonize the LAN and TAM frequent flyers programs. Each program currently operates under its own brand and regulations, however, during 2013, changes were made to both programs in order to reduce key differences and to offer its members similar features and benefits, including the creation of new tiers in both programs, harmonizing qualification criteria for top tiers, and creating new benefits in order to offer all members better value. During 2014 LANPASS and TAM Fidelidade will continue with their programs rationalization and offering new cross benefits for their top tier members.

LANPASS

LANPASS, LAN, frequent Flyer Program, is a key element of the LAN’s marketing and loyalty strategy. The objective of LANPASS is to reward customer´s loyalty, and as a consequence, LANPASS generates incremental revenue and customer retention. Worldwide, as of December 30, 2013, LANPASS had approximately 8.5 million members.

LANPASS members earn LANPASS kilometers in their accounts based on distance flown and class of ticket purchased, or by using services of other partners in the LANPASS program. Customers can redeem kilometers for free tickets or other products in an online catalogue. Under our current frequent flyer program, our passengers are grouped into one standard level and four different elite levels based on each passenger’s flying behavior. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in.

In 2013 LANPASS had an increase of 22.0% in kilometers redeemed and 32.0% in award tickets redeemed by LANPASS’ members in 2012.

LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina Uruguay, United States and Colombia with Banco de Bogotá and Occidente both members of Grupo Aval. These partnerships give our customers the opportunity to earn additional kilometers for using their services.

In the non banking segment, LANPASS continues to leverage its member’s purchase behavior to partner with leading players in the markets and become the most attractive loyalty program in the home markets. In the past years, LANPASS has entered into new industries, such as retail, supermarkets, automotive, real estate, drugstores and health care centers. As an active member of the oneworld® alliance, we have reciprocal frequent-flyer agreements with all oneworld® carriers. In addition to this, we have reciprocal agreements with other carriers, such as Alaska Airlines and Aeromexico. These agreements allow LANPASS members to accrue and redeem LANPASS kilometers on flights operated by these other carriers.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past couple of years, we have implemented a number of marketing initiatives to increase customer’s engagement and activity with the program in all the markets. In 2013, membership in LANPASS continued growing at 18% in Chile, 22% in Perú, 6% in Argentina and 35% in Ecuador.

TAM Fidelidade Program

TAM’s frequent flyer program, also called TAM Fidelidade, was the first loyalty program launched by a Brazilian airline and represents a key element in TAM’s marketing strategy. LATAM believes TAM Fidelidade is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. TAM Fidelidade has more than 12.2 million members and approximately 26 million redeemed tickets have been distributed since its creation in 1993. Points earned by TAM Fidelidade members must be redeemed for tickets within two years.

TAM Fidelidade customers are classified in five different categories (Branco, Azul, Vermelho, Vermelho Plus (launched in 2013) and Black) and qualification for a particular category is based on frequency of flights. The rate at which points accumulate varies depending on membership tier. The Branco card is the base level of membership and cardholders accrue points each time they fly. Azul, Vermelho, Vermelho Plus cardholders receive progressively greater benefits and increased points for miles flown; allowing the holders to accrue redeemable points for free travel more quickly. Black members have additional benefits and conveniences for our most frequent flyers, such as access to a dedicated customer service group to help meet all of their needs.

TAM joined the oneworld® alliance on March 31, 2014 and TAM Fidelidade customers are able to accrue points and redeem flights on oneworld® carrier flights.

Points earned by TAM Fidelidade members must be redeemed for tickets within two years. This two year period for redemption limits the growth in liabilities arising from Multiplus, assuming a stable trend in relation to the number of passengers we carry.

Multiplus

In 2009, TAM launched Multiplus, a company designed to create a broader network in which TAM’s customers can earn points through the TAM Fidelidade Program. Multiplus is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies, not just ours. We believe this expanded network helps to capture and retain customers and increase sales. It is attractive to our less frequent flyers because it allows them to accrue loyalty points in many ways besides flying. At the end of 2013, Multiplus had 472 partner establishments, including the TAM Fidelidade Program.

Multiplus is a publicly traded company in Brazil, and TAM owns 73% of the ordinary shares of Multiplus. We believe Multiplus is a source of value generation and after its initial public offering,

The company strengthened its corporate governance, dedicating a team that, we believe, will improve sales even more. TAM Linhas Aereas and Multiplus recently entered into an amendment of their operating agreement, which governs the relationship between the two companies and the purchase of airline tickets to be used for redemptions of Multiplus points. The new amendment, effective June 1, 2013, sets a fixed value for each 10,000 Multiplus points redeemed for TAM tickets during a 12 month pricing assessment phase. At the end of the pricing assessment phase, the price of tickets will be set by reference to the then available public fare for flights from the same origin to the same destination with the same duration and flight travel plan, less an agreed discount. This discounted price will also be subject to a maximum and minimum range, calculated with reference to a 5% cost variation (increase and decrease) from the fixed price per 10,000 points applicable during the assessment phase.

Cargo Operations

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	LATAM 2013 (actual)	LATAM 2012 (pro forma)(1)	LAN 2011 (actual)
ATKs (millions)	7,651.9	7,645.9	5,192.7
RTKs (millions)	4,446.7	4,488.3	3,612.4
Weight of cargo carried (thousands of tons)	1,170.9	1,154.0	874.9
Total cargo yield (cargo revenues/RTKs, in US cents)	41.7	43.2	43.6
Total cargo load factor (%)	58.4%	58.7%	69.6%

(1)	Information provided for the Company as of December 31, 2012 has been presented on a pro forma basis and includes pro forma operating statistics for LAN and TAM’s respective cargo operations during such period.

Our cargo business generally operates on the same route network used by our passenger airline business. It includes approximately 145 destinations, of which approximately 136 are served by passenger and/or freighter aircraft and approximately 9 are served only by freighter aircraft.

We derive our revenues roughly equally between the transport of cargo as follows:

In the bellies of our passenger aircraft. We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy to increase our competitiveness by enhancing our belly offering. Additionally we may purchase belly space from other airlines pursuant to interline agreements.

In our own dedicated freighter fleet. As of December 31, 2013, our dedicated freighter fleet consisted of 12 Boeing 767-300 freighters, with a capacity for 54 tons of freight each, and four Boeing 777-200 freighters, with a capacity of 104 tons of freight each. At the end of 2013, we began the process to redeliver one B767-300 freighter that was leased from a third party, which we expect should be complete during the first quarter 2014. Furthermore, from time to time as warranted by market conditions, we may charter or lease aircraft pursuant to ACMI contracts (Aircraft, Crew, Maintenance and Insurance). Under the latter, which are also known as “wet-leases,” the lessor operates the aircraft and provides the aircraft, crew, maintenance and insurance pursuant to short—and medium-term contracts.

Prior to the combination of LAN and TAM, we complemented our international cargo operations with domestic cargo services through subsidiaries and affiliates. In August 2012, Aerolinhas Brasileiras S.A. (“ABSA”), LANs Brazilian cargo affiliate, and the cargo unit of TAM began the integration of their respective operations. Following the integration, the combined cargo businesses now operate in Brazil under the brand “TAM Cargo” and are operated by ABSA. We expect to leverage the TAM Cargo brand, which has significant recognition in Brazil, to increase our presence in this market.

Our international cargo operations are headquartered in Miami. This geographical location is a natural gateway for Latin American imports and exports to and from the United States. We have operated in our 397,000 square-foot facilities within the Miami International Airport since 2001. In 2010 we upgraded this facility to enhance our ability to handle perishables and we leased an additional 114,000 square-foot warehouse close to our main facilities. Furthermore, during 2013, LAN Cargo signed a contract with Miami Dade county lease 66,000 square-feet to build a maintenance hangar with capacity to service a Boeing 777-200 freighter.

The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries.

We operate to six destinations in Europe: Amsterdam, Frankfurt, London, Madrid, Milan and Paris. The last five we serve via passenger aircraft (with flights from Santiago, Lima, Guayaquil, Sao Paulo and/or Rio de Janeiro, depending on the destination), and we serve Amsterdam through freighter operations. Additionally, we also serve Frankfurt via our passenger flights and freighter operations conducted via our block space agreement with Lufthansa Cargo. For more information, see “—Cargo Agreements” below.

In Latin America, the principal origins of our cargo are Chile, Colombia, Perú, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. For our southbound flights, Brazil is the main import market. In Brazil, we carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. Colombia is Latin America’s largest market for exports by air to the United States, reaching an estimated 195,000 tons annually

The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions.

The flexibility that this business model allows was key to LAN Cargo’s operations in 2007 when LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus. It also proved beneficial in 2009 when the business was affected by the contraction of import markets in response to the global economic crisis, and from 2010 to 2012 during the recovery of cargo markets. More recently it has been a key element that has allowed LATAM to weather highly competitive market conditions.

The sharp contraction of LATAM’s traditional markets in 2009—imports into the region and exports from the region – followed by the rapid recovery of demand in 2010 required the Company to fully lever the flexibility of its business model. During 2009 the Company implemented a series of measures such as the adjustment of its capacity through a reduction in the number of planes rented under Aircraft, Crew, Maintenance & Insurance (“ACMI”) agreements and adjustments in the operations of its own cargo fleet of Boeing 767F freighters. This process has also been reinforced by the incorporation of four new Boeing 777-200F, the most modern and efficient cargo aircraft of their type in the world, with range of 9,045 kilometers when carrying its maximum payload. This significant investment allowed LATAM to consolidate its regional competitiveness by positioning it as the first airline in the region, and only the second internationally, to use these latest-generation cargo planes.

During 2013, cargo traffic decreased 0.8%, reflecting a challenging scenario in Latin American cargo markets due to a decline in demand on routes from USA to Latin America, especially Brazil and Argentina, which was partially offset by better demand on routes from Europe to Latin America and from Latin America to USA, as well as increased competitive pressures from regional and international cargo carriers.

Because of the difficult environment for cargo operations around the world during 2013, competition increased in the region as international carriers added idle capacity to service cargo operations. Despite this increase in competition, we have been able to maintain solid market shares by efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, AVIANCA Cargo, Atlas Air and American Airlines. On the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair, and Emirates Airlines.

Cargo Agreements

Since 2002, LAN Cargo and Lufthansa Cargo have operated pursuant to a block space agreement covering Europe and Latin America. As part of this agreement, we allocate space to Lufthansa Cargo on our flights between selected cities in Latin America and Europe, and Lufthansa Cargo allocates space to us on its flights between Europe and Brazil.

We also have interline, codeshare and other commercial agreements with Asian carriers such as Korean Airlines, JAL, China Airlines, Air China and Cathay Pacific through which we receive space allocations to move our cargo from Seoul, Tokyo, Taipei, Shanghai, Beijing and Hong Kong to hubs in the United States—Los Angeles, New York, Miami and also in Europe—where we can connect with our cargo network. In exchange, we provide these airlines with space from these same hubs in the United States and Europe to all Latin American destinations and also provide them with westbound cargo.

Marketing and Sales

Our sales and marketing efforts are carried out directly, where we have a local office, or through general sales agents. In Latin America we have our own offices in all key markets, adding during 2013 a new office in Paraguay. In the United States, we have offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe, we have offices in Frankfurt, Amsterdam, Madrid and Paris (opened in 2013) and use agents in other key cities. In Asia, all our sales efforts are conducted through general sales agents. In total, we maintain a network of more than thirty independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes our combination of freighter and passenger aircraft cargo capacity, which allows customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments, and other types of cargo. Our cargo marketing strategy also emphasizes our high-quality services, scheduling flexibility and punctuality. In particular, during 2013 we renewed our focus on service including the formation of a new Customer Care team fully dedicated to proactively informing clients about any shipment problems that might arise and providing timely solutions.

On some routes, we offer special, value-added products such as Positive Flight Specific and Priority 1, which enables the customer to choose a specific passenger flight or access first available freighter capacity to transport its goods. During 2010, we launched the first phase of a new revenue management project aimed at optimizing yields, which has resulted in better capacity and overbooking administration and better pricing practices in 2011, 2012 and 2013. During 2012, we started the roll-out (in New York, Miami and Mexico) of our online booking system (e-booking) allowing our customers to make reservations 24/7.

Cargo Related Investigations

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

On January 21, 2009, LAN Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, LAN Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of March 31, 2014, there were no amounts remaining to be paid.

On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$10.9 million). The Company provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, the Company recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” This was the lowest fine applied by the EC, which includes a significant reduction due to the Company’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On May 11, 2011, LAN Cargo announced that it had reached a settlement agreement with the class action plaintiffs in relation to this litigation. As per the settlement agreement, LAN Cargo agreed to pay US$59.7 million. Furthermore, ABSA also reached a settlement agreement with class action plaintiffs and agreed to pay US$6.3 million. The amounts were paid to plaintiffs’ counsel escrow account in 2011. DHL, a former member of the civil class action plaintiffs, timely opted out of the settlements agreement. LAN Cargo reached a settlement agreement with StarBroker A.G., on behalf of DHL Global Forwarding, whereby LAN Cargo agreed to pay US$8.2 million, of which US$7.1 million was recovered by LAN Cargo from the escrow amount set aside in the class action settlement previously paid by LAN Cargo for opt out plaintiffs.

The Canadian Competition Bureau (“CCB”), in conjunction with the DOJ, also initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets in 2006. On August 20, 2013, LAN Cargo reached a plea agreement with the CCB in relation to the CCB’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, LAN Cargo agreed to pay a fine of US$975,000. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LAN, in Canada. On January 31, 2012, LAN and LAN Cargo approved a settlement agreement with the class actions plaintiffs for an amount of CAD$700,000 (Canadian Dollars).

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (CADE) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. On September 3, 2013, CADE published its decision to impose a fine of US$51,020,000 against ABSA. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1,020,000 and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE which remains pending. ABSA will also have the right to appeal the final decision of CADE before Judge in a formal judicial proceeding. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision the outcome of this matter, although it is expected to be a lengthy process.

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2013, we operated a fleet of 339 aircraft, comprised of 323 passenger aircraft and 16 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of lease remaining (years)	Average age (years)
	Total	Owned(1)	Operating Lease
Passenger aircraft(2)
Airbus A320 Family Aircraft(3)
Airbus A318-100(4)	—	—	—	—	—
Airbus A319-100	54	39	15	5.1	7.0
Airbus A320-200	160	95	65	3.6	6.1
Airbus A321-200	10	9	1	9.3	4.2
Airbus A340 Family Aircraft
Airbus A340-300(5)	4	0	4	1.0	12.7
Airbus A340-500(6)	2	2	0	0.0	9.5
Airbus A330-200	20	8	12	2.4	8.7
Boeing Aircraft
Boeing 737-700	5	0	5	0.4	11.8
Boeing 767-700(7)	43	37	6	1.5	7.4
Boeing B787-816	5	3	2	11.8	0.9
Boeing B777-32WER	10	8	2	4.6	2.7
Dash Aircraft
Dash 8-200	7	0	7	1.9	16.2
Dash 8-400	3	0	3	6.6	7.6
Total passenger aircraft	323	201	122	3.4	6.9

Cargo aircraft
Boeing 767-300 Freighter(7)	12	8	4	2.2	10.2
Boeing 777-200 Freighter(8)	4	2	2	3.4	3.0
Total cargo aircraft	16	10	6	2.6	8.4

Total fleet(2)	339	211	128	3.4	6.8

(1)	Aircraft included within property, plant and equipment.
(2)	All passenger aircraft bellies are available for cargo.
(3)	Of these Airbus A320 Family Aircraft, 92 are utilized in LAN’s operations.
(4)	As at December 31, 2013, all Airbus A318 aircraft were sold.
(5)	All Airbus A340 aircraft are utilized in LAN’s operations.
(6)	As a result of the business combination with TAM, 5 aircraft were added under operating lease contracts, which according to the stated policy, are classified as finance leases because the present value of the payments represents most of the economic value of the property. The useful life assigned to these aircraft is 6 years, according to the duration of the contracts.
(7)	Of these Boeing B767-300, 34 are utilized in LAN’s passenger operations and 12 are used in LAN’s cargo operations.
(8)	All Boeing 777-200 Freighters are used in LAN’s cargo operations.

The daily average hourly utilization rates of LAN’s aircraft for each of the periods indicated are set forth below.

	Year ended December 31,
	2013	2012(1)	2011
	(measured in hours)
Passenger aircraft
Airbus A340-300	8.2	13.9	14.2
Boeing 767-300 ER	10.6	12.1	12.8
Boeing 787	5.6	3.7	—
Airbus A320 Family	9.52	10.2	9.5
Cargo aircraft
Boeing 767-300 Freighter	10.0	13.5	14.8
Boeing 777-200 Freighter	10.9	14.1	14.3

(1)	2012 does not include aircraft used in TAM’s operations.

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

During the first quarter of 2009, we initiated the process of incorporating winglets which are advanced technology devices, in all our passenger and freighter Boeing 767-300 aircraft. Winglets are placed on the wings of an aircraft and have resulted in an approximate 5% reduction in average fuel consumption per year. The total investment in this project is expected to be approximately US$100 million. As of December 2012, 52 aircraft operated by LAN have been modified. We completed the implementation of this project during 2013.

See “Item 5—Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for a description of our purchase obligations for aircraft, for delivery between 2013 and 2019.

Fleet Leasing and Financing Arrangements

LATAM’s financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure operating leases. As of December 31, 2013, LATAM had 339 aircraft, of which 11 were in redelivery process, totaling 328 aircraft in operation. Of these aircraft, 161 are operated by LAN and 167 aircraft are operated by TAM.

As of December 31, 2013, LAN’s operating fleet was comprised of 107 financial leases, 5 tax leases, 44 operating leases and 5 unencumbered aircraft as loan guarantees. Most of the LAN’s financial and tax leases are structured for a 12-year period. LAN has 32 aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 57 supported by the European Export Credit Agencies (the “ECAs”). LAN’s operating lease maturities are within a maturity range from 2 to 12 years.

As of December 31, 2013, TAM’s operating fleet included 86 financial leases, 12 tax leases and 69 operating leases. For accounting purposes TAM classifies 9 tax leases as operating leases in the financial statements. TAM has 14 aircraft supported by EXIM Bank and 27 supported by the ECAs. TAM’s operating leases maturities are within a maturity range from 5 to 13 years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in US dollars and typically has quarterly amortization payments. The financial leases have a bank as counterparty and the tax leases have a bank and a third party involved. 69.5% of our aircraft debt has fixed rate and the balance has floating rate debt based on USD LIBOR. During 2013, LATAM refinanced and pre-financed all of its Boeing deliveries for the year with EX-IM guaranteed bonds.

Going forward, LATAM will be the entity that takes delivery and act as the lessee on all related leases of all aircraft for the group. Pursuant to this strategy, all Boeing and Airbus aircraft deliveries during 2013 (8 wide body aircraft and 27 narrow body aircraft) were made to LATAM, and LATAM has the ability to sublease them to other airlines of the group.

In order to reduce balance sheet FX exposure to the Brazilian real, LATAM plans to transfer all the TAM aircraft financial leases up to the LATAM level. As of March 31, 2014, 10 aircraft were transferred to LATAM which helped to reduce the exposure by approximately US$205 million.

During the first quarter of 2014, LATAM entered into a sale-leaseback transaction for 8 B777-300 passenger aircraft for a lease term of approximately 5 years in order to gain more flexibility in the long haul fleet.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

See “Item 11—Quantitative and Qualitative Disclosures about Market Risk — Risk of Variation in Foreign Currency Exchange Rates” for a further analysis about the balance sheet FX fluctuation impact

Maintenance

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

TAM’s Maintenance

In 2013 we started the process of integrating TAM MRO capabilities and processes with LAN Heavy Maintenance capabilities and Heavy Maintenance outsourcing in a new coordinating LATAM MRO (Maintenance, Repair and Overhaul) structure.

The LATAM MRO Business Unit provides services mainly for LATAM fleet but provides services for third-party customers as well. It has facilities in São Carlos (SP/Brazil) Technological Center in its own area of 100,000 m² with a dedicated runway of 1,720 meters and a facility in Santiago International Airport (Chile).

MRO São Carlos (TAM MRO) is certified and audited by major international aeronautical authorities such as FAA (USA), EASA (Europe), ANAC (Brazil), DGAC (Chile), ANAC Argentina, DGCA (Ecuador), DINAC (Paraguay), TC (Canada), among others, for Heavy Maintenance and Components Repair and Overhaul for Airbus A-320 family (A318, A319, A320 & A321) and Airbus A330, Boeing 767, ATR-42/72, and Embraer E-Jet 170/190 families. TAM MRO also has some minor capabilities for repair and overhaul of Airbus A340 and Boeing 777 components. MRO Santiago (LAN Heavy Maintenance) is certified and audited by FAA, ANAC (Brazil), DGAC (Chile), ANAC Argentina, DGCA (Ecuador), among others for Heavy Maintenance for Airbus A320 family (A319, A320 & A321), Boeing 767 and 787. Both MRO facilities are FAA Part-145 certified repair stations.

In 2013 we expanded our capacity by one hangar in MRO São Carlos and now we can accommodate 7 aircraft (Narrowbody/Widebody) and 2 Regional/Turboprop aircraft simultaneously, and we have a dedicated hangar for stripping and painting. In that facility we also have 22 technical shops, including full Landing Gear repair & overhaul shop, Hydraulics, Pneumatics, Electronics (ATEC), Electrical Components, Electroplating, Composites, Wheels & Brakes, Interiors and Escape Slides shops. In Santiago we have 2 hangars with 2 widebody slots and 1 narrowbody slot.

In 2013, TAM MRO effectively applied 1.5 million man-hours (a 10% increase compared with 2012), serviced 168 aircraft, including C, D and Special Checks for LATAM fleet and for third party customers, delivered approximately 58,000 components and performed 14 landing gear overhauls. In 2013, TAM MRO serviced almost 100% of all TAM’s Airbus A320 family and A330 demand for Heavy Maintenance, and 75% of demand for Components Repair & Overhaul. We expanded pursuing services for LAN fleet, reaching 15 Heavy Checks. TAM’s external maintenance and repair customers include Azul, Trip, Avianca, the Brazilian Air Force, Embraer, Goodrich, and Hamilton Sundstrand, among others.

TAM’s structure in São Carlos includes engineering capabilities, a full technical training center which develops TAM’s capabilities in terms of human skills with more than 6,000 students and 90,000 hours of training in 2013, providing 80 different basic courses, on-the-job training and special training such as structural, avionics, foreign language and leadership training and education.

In 2011 TAM started a turn-around process to achieve international MRO competitive standards in terms of costs, quality, reliability and time of deliveries (TAT). In 2012 TAM began to implement the LEAN system and other activities, including continuous process improvement culture, redesign of the production methodology in productive cells and scheduling of task through CCPM methodology (Critical Chain Project Management), development of shop-floor control systems and carry out VSM process modeling for Landing Gear shop. 2013 was the year of consolidation of these initiatives and in 2013 we accomplished a significant 7% reduction in turnaround times, increased ontime performance and improved quality of our services (as measured by reductions in post-check failures and premature components failures).

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

Our corporate operational safety organization consists of three main areas:

•	Flight Safety Management: The Flight Safety Area oversees and audits our operational safety measures, investigates major incidents and programs and controls the LOSA and FOQA Programs (as defined below). The Flight Safety Area also oversees and audits safety measures related to ground handling and cargo areas and investigates related incidents.

•	Maintenance Safety Management: The Maintenance Safety Area oversees and audits our maintenance safety measures and investigates maintenance-related incidents.

•	Flight Data Monitoring Management: The Flight Data Monitoring Area is responsible for the maintenance and administration of the recorded flight data and safety-related databases and software.

The main safety programs, elements and procedures include:

•	Flight Operations Quality Assurance (“FOQA”). Since the end of 2002, LAN has been implementing a Flight Data Monitoring (“FDM”) program using two different analysis programs. The FDM program is fully developed for the A320-Family Aircraft, A340, Boeing B767, B787 and B777 fleet. The statistical information obtained has produced standard operational procedure changes and valuable inputs to the Advance Qualification Program project. We have also fully developed a maintenance variation for the same fleets which monitors the engines, flight controls and general performance of the airplanes.

•	Mandatory Occurrence and Mandatory Reports. Our operations policy manuals define the incidents that require a mandatory report. On a voluntary basis, personnel can provide confidential reports to the flight safety area in hard copy or electronic form.

•	Safety Information Management. All safety information regarding all occurrences is entered into dedicated software Aviation Quality Database (AQD), where it is analyzed according to its potential risk. Important incidents are investigated thoroughly. The relevant areas related to each particular incident implement corrective actions with the assistance of the corporate operational safety directory.

•	Line Operation Safety Audit (“LOSA”). LOSA is a program designed to survey and analyzes the safety components of our equipment and operations. LOSA observations have been conducted on the A-340, A-320 and Boeing B767 fleets. In 2007, a second LOSA observation has been applied to the A-340 fleet, which has given important information of the effectiveness of the corrective actions recommended by the first observation conducted in 2004. The LOSA program will be applied to all A320 fleets in 2014 and is expected to be applied to the B787 fleet during 2016.

•	Human Factors Program. This program is based on a manual developed by LAN that includes all interconnectivities between flight operations and human factors. The program includes a Fatigue Risk Management Program that is being implemented since 2008. The program also includes Crew Resource Management and Flight Crews Training and study of incidents using the Threat and Error Management (“TEM”) model.

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

The ERP includes:

•	Emergency process and procedures approved by the authority and supported by the Emergency Response Preparation Manual.

•	Emergency Control Center in Santiago, Chile, includes three principal rooms for: the Emergency Executive Committee, the Emergency Response Committee and the Media Monitoring & Communications Coordination Committee.

•	Relatives & Passengers Assistance Team (the “APF Team”), a team of volunteers that we deploy for assistance of employees, crew, passengers and their relatives.Our APF team is complemented by service vendors.

•	Notification Team, located in the Call Center Offices, Santiago, Chile, notify individuals designed by passengers as an emergency contact number.

•	Assistance Center, located in the Call Center Offices, Santiago, Chile, where about 300 agents working through 14 toll free lines can be activated for receiving calls from relatives and friends of passengers involved in an emergency situation. The Assistance Center telephone numbers will be published by the Company (on its EWS) and by media, in case of emergencies.

•	Emergency Web Site (EWS), which will replace LATAM’s commercial web site and be activated as soon as an emergency or accident occurs. The EWS be a resource for flight information (check-in, flight status, etc.) and general information, and will contain press releases and other information (including notices by the APF Team and Assistance Center) in an emergency.

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

Safety and Security Audit Management

The Safety and Security Audit Management area reports directly to the Corporate Director. This area has the mission to advise senior management on issues relating to planning and control, design, documentation, implementation, maintenance and improvement of the LAN’s Safety and Quality Management System. The Safety and Security Audit Management is responsible for:

•	The administration of internal evaluation programs and conducting organization-wide audits in all operational areas.

•	Establishing the IOSA and ISAGO Training and Qualification Auditors Procedures.

•	Coordinating the implementation of the IOSA and ISAGO external and internal audits, including operational processes relating to safety and security, quality objectives, status of corrective and prevented actions, and customer complains, and advising senior management regarding the fulfillment of IOSA and ISAGO standards. Our operational areas have a quality assurance system based on the ISO 9001-2000 standards. LAN and passenger and cargo subsidiaries are IOSA registered. We also have ISAGO certification for LAN Airlines (LA), LAN Argentina (4M), LAN Ecuador (XL) and LAN Peru (LP).

•	Reporting on the status of the Safety and Quality Management System to senior management throughout the audits.

•	Creating guidelines for the quality assurance of the operational areas of LAN, LAN Express and LAN Cargo, and quality coordinators.

•	Coordination of corrective and preventive actions arising from the implementation of the Safety and quality management system.

•	Establishing a corporate system to evaluate and control the external suppliers, in case of outsourcing services.

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

Security Management Manager

The main policy and the essential principle of security management is to ensure an adequate security protection for all TAM’s flights, aircraft, passengers, crew members, ground personnel, airport facilities and other services related to the commercial civil aviation against any threat or unlawful action. TAM has implemented corporate policies and a quality management system through the operational system to detect any lack of security in its operations. Audits and assessments are used to assign different levels of security to international and domestic operations.

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

The ERP consists mainly of:

•	Emergency Procedures. TAM has established a strong documented response to an adverse operational event that would force it to implement the various corporate resources in order to minimize the impact on the organization and deal with human impact with empathy and compassion.

•	Facilities: The Emergency Response Center (ERC) includes three principal areas: the Executive Committee, the Crisis Management Committee (CMC) and the Public Relations Monitoring Area, each of which are located in São Paulo, Brazil.

•	Station Response: According to IAC 200-1001, each TAM Station has its Local Emergency Plan and it will coordinate the assistance to victims and families with the CMC in Sao Paolo.

•	Assistance: TAM’s provide assistance to survivors and family members at the site in the immediate aftermath of an aircraft accident or incident.

•	Special Assistance Team (SAT). We have a humanitarian assistance program that we deploy for family and passenger assistance, with around 2,150 total active volunteers.

•	Go Team. We have a special team that will be deployed right after an occurrence involving passengers, crew or third parties affect by an occurrence involving TAM aircraft.

•	Telephone Enquiry Center. Our telephone enquiry center is located in São Paulo, Brazil, at our call-center office and has 630 agents in Sao Paulo and 150 agents in Buenos Aires. There are 180 lines available to establish a toll free number only for family members and victims in Brazil.

•	Notification to families: In accordance with IAC 200-1001 (Brazil), TAM is responsible for notifying families within 3 hours aftermath of an aircraft accident or incident.

•	Logistic Area. Immediately after an accident or a serious incident the CMC will deploy the Family Assistance Team to assist families and victims to establish a Family Assistance Center (FAC) in a hotel or similar near to the crash site, in order to support logistics issues.

•	Personnel Effects: TAM has contract with service vendor to provide property recovery and restoration, and disaster mortuary services.

•	Aircraft Recovery: TAM has used the Recovery Kit since 2008, which is certificated by International Airlines Technical Poll (IATP). The agreement signed with the IATP provides that all member airlines may use the TAM´s equipment and staff in the region. The equipment is applied to any type of aircraft (including A380).

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

Fuel Supplies

Fuel costs comprise the single largest category of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations and to the increase in fuel prices as a result of economic and political factors. In 2013 total fuel costs represented 35.0% of our total operating expenses. The into-wing price for 2013, (average fuel price plus taxes and transportation costs, including hedge) was US$3.48 per gallon, representing a decrease of 5.6% from the 2012 into-wing pro forma average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31, (1)
	2013 LATAM (actual)	2012 LATAM (pro forma)	2011 LAN (actual)
Fuel consumption (thousands of gallons)	1,266,718.6	1,295,099.9	562,346.0
ASKs Equivalent (millions)	212,236.8	212,669.5	102.814.0
Fuel consumption (thousands of gallons) per ASK Equivalent (millions)	59.7	60.9	54.70
Total fuel costs (US$ thousands)	4,414,249	4,780,289	1,750,052
Cost per gallon (US$)	3.48	3.69	3.11
Total fuel costs as a percentage of total operating expenses	34.97%	36.41%	33.79%

(1)	Information provided for the Company as of December 31, 2011 includes LAN Cargo operations, but do not include operating statistics of TAM for such period. Information provided for the Company as of December 31, 2012 has been presented on a pro forma basis and includes pro forma operating statistics for LAN and TAM’s respective cargo operations during such period. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 (Actual) compared to year ended December 31, 2012 (Pro forma)”. Total fuel costs (US$ thousands) include hedging gains/losses.

Our fuel supply arrangements vary by airport and are distributed on 26 providers, but are mainly concentrated in Brazil (50%), Chile (12%) and Perú (8%). During 2013, we negotiated our fuel supply in major European, North American and South American airports. In 201_, we renegotiated our entire fuel supply in Chile and closed a long term agreement with the main player in this market (Joint Venture Copec – Air BP).

In 2013, we also signed a long term contract with Shell and YPF in Argentina. In North America our main airports are Miami and New York, where we signed contracts with WFS and Air BP respectively securing our supply in complex markets.

In others countries Brazil, Colombia, Peru, Ecuador, Mexico, Paraguay, Uruguay, we continued working with our current suppliers (including Raizen , Petrobras, Petroperu, Exxon , Repsol, Petroecuador, Terpel, Axxion, among others.) regarding our fuel supply arrangements in these countries and many of these supply agreements will be negotiated during 2014.

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

We also operate significant ground facilities and services through TAM’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2013, we inaugurated two new facilities for ground handling equipment maintenance and repair at São Paulo’s Guarulhos Airport with 9,000 m² and at Rio de Janeiro’s Galeão Airport with 4,000 m².

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities, including revenue from aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, from tours, from duty-free in-flight sales, from other maintenance, storage and customs, handling and activities and revenues of Multiplus. In 2013, LATAM generated other revenues of US$342 million from ancillary activities.

Insurance

We maintain insurance policies as required by law and in accordance with the terms of all aircraft leasing agreements which LATAM and their affiliates and subsidiaries may own or we are responsible for or operate, including TAM and its affiliates and subsidiaries. The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground. Our current policies, which are in force through April 1, 2014 and are renewed annually, follow the best practices adopted by the international civil aviation industry.

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

Basic Infrastructure Operation

Since early 2010, we have outsourced our IT infrastructure with Accenture and IBM worldwide. During 2011 IBM managed the data center and Accenture handled our desktop equipment. In 2012 we changed the company in charge of managing of our data center from IBM to HP.

Between 2010 and 2013, LAN upgraded its IT platform and optimized its solution for contingencies in case of a disaster.

Front-End Systems

We employ a strategy of encouraging and facilitating self-service alternatives for customers, through improving the functionality of the www.lan.com website as well as implementing self check-in kiosks in airports. During 2009, we deployed a new online system in order to provide the processes that our engineering, maintenance and materials areas develop, with technological solutions. This project has allowed us to establish and automate simple and integrated processes, standardize processes for the Company (including our subsidiaries and related companies), facilitate handling of materials and maintenance, make relevant information available in a full, unique and consistent way to all users, and optimize distribution and execution (planned and non planned), among other benefits.

Enterprise Resource Planning

In 2002, we purchased an enterprise resource planning (“ERP”) system from SAP. This system, which was fully implemented in the second quarter of 2004 for LAN and almost all of its subsidiaries, includes modules covering areas such as: finance, accounting, inventory management, human resources, business warehouse, as well as a user-friendly portal.

Development and Maintenance System

With respect to new development needs, our first choice is to acquire existing packaged software, but we outsource this service when such software is not available in the market. Since early 2007, we have outsourced our IT system development to four principal vendors: TATA Consultancy Services, Everis, Accenture and Indra.

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

As a result of this roadmap, LATAM will prioritize initiatives in 2014 that are most valuable for integrating IT operations, which include:

•	ERP: Finance, procurement, budget and planning, human resources and employee internal portal

•	Aircraft Maintenance system

•	Commercial area systems: Revenue Accounting, Revenue Management and BI Commercial

•	Operations management systems: To optimize flight route and crew schedule

•	Host system strategy: To define LATAM’s host system

To implement these prioritized projects, we estimated an investment of approximately US$45.6 million. During 2013 the following innicatives were implemented:

•	ERP: budget and planning, human resources and employee internal intranet.

•	Operations management systems: To optimize crew schedule

•	Commercial area systems: Revenue Management International and BI Commercial I.

In addition, during 2014 the following systems implementations will be finalized:

•	ERP: Finance, procurement

•	Aircraft Maintenance system

•	Commercial area systems: Revenue Accounting

•	TAM integration to Oneworld

Central IT Operations:

Regarding the IT central infrastructure, LATAM’s technical model was designed to support not only the implementation of LATAM’s system applications but also the implementation of integrated datacenter and telecommunications (data and voice) solutions. The integrated IT model will require future investments of approximately US$13.6 million.

In 2013, we established a unified outsourcing contract with HP to manage LAN & TAM´s Data Center, this services is now provided by HP. We are currently working to consolidate TAM´s 3 Data Centers in only one. In 2014 we will define a new DRP model (Disaster Recovery Plan) for LATAM, which will be implemented in 2015.

Regarding the computer platform, the current type of equipment that TAM holds are being standardized (desktops and Laptops) with those used by our other subsidiaries. In addition the procurement model is changing from renting to purchasing the assets. As a result there is only one customer support model, which will optimize costs and improve services quality. Customer support is currently provided by Accenture and IBM.

In 2013, we selected SITA as the main vendor to provide a consolidated telecommunications network between LAN & TAM, in addition to Telefonica and OI. Implementation is scheduled for 2014.

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

In the same line, as of April 1, 2012 there is no longer be any restriction on top level fares published by the airlines or with respect to the obligations for air carriers to report to the Aeronautical civil entity the fares and conditions the day after being published.

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the Antitrust Court (previously the Antitrust Commission), oversees antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the Antitrust Law. The Antitrust Law prohibits any entity from preventing, restricting or distorting competition in any market or any part of any market. The Antitrust Law also prohibits any business or businesses that have a dominant position in any market or a substantial part of any market from abusing that dominant position. An aggrieved person may sue for damages arising from a breach of Antitrust Law and/or file a complaint with the Antitrust Court requesting an order to enjoin the violation of the Antitrust Law. The Antitrust Court has the authority to impose a variety of sanctions for violations of the Antitrust Law, including termination of contracts contrary to the Antitrust Law, dissolution of a company and imposition of fines and daily penalties on businesses. Courts may award damages and other remedies (such as an injunction) in appropriate circumstances. As described above under “—Chile—Route Rights—Airfare Pricing Policy,” in October 1997, the Antitrust Court approved a specific self-regulatory fare plan for us consistent with the Antitrust Court’s directive to maintain a competitive environment within the domestic market.

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

C. ORGANIZATIONAL STRUCTURE

LATAM Airlines Group is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by LAN, and by a number of different subsidiaries and affiliates, including TAM. As of January 31, 2014, in the passenger business we operated through seven main airlines: LAN, Transporte Aéreo S.A. (which does business under the name “LAN Express”), LAN Perú S.A. (“LAN Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”) and TAM Linhas Aereas S.A. (“TAM Linhas Aereas”)

As of January 31, 2014 we held a 99.90% stake in LAN Express through direct and indirect interests, a 69.98% stake in LAN Peru through direct and indirect interests, a 71.95% indirect stake in LAN Ecuador, a 94.99% indirect stake in LAN Argentina, a 98.81% indirect stake in LAN Colombia and a 100.00% of the non-voting shares of TAM and 19.42% of the voting shares of Holdco I S.A., who has the 100.00% of the voting shares of TAM. For a description of the recent combination with TAM, including TAM’s operating structure, see “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.”

Our cargo operations are carried out by our subsidiaries and affiliates, including, TAM Linhas Aereas and LAN Cargo. Our cargo operations are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”) in Colombia. As of January 31, 2014, we indirectly held a 100% of the non-voting shares and a 24.99% of the voting shares of MasAir, a 100% of the non-voting shares and a 20% of the voting shares of ABSA, and an 89.90% stake in LANCO through direct and indirect participations. Following the business combination between LAN and TAM, we have coordinated the operations of ABSA and TAM Cargo in Brazil. In the cargo business, we market ourselves primarily under the LAN Cargo brand internationally and the TAM Cargo brand in Brazil.

D. PROPERTY, PLANTS AND EQUIPMENT

From February 1, 2013, LAN Infrastructure Management and TAM Infrastructure Management report to the Director of Purchasing and Infrastructure of LATAM. Both LAN and TAM infrastructure management teams have worked together during 2012 and 2013 regarding strategic planning for infrastructure issues for the LATAM Airlines Group.

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

During the fourth quarter of 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we initially occupied a total of four floors owned by LAN. In the first half of 2005 we added three more floors to accommodate our growth requirements. These floors are also owned by LAN. In 2007, in order to accommodate the Company’s growth, LAN leased two floors in an adjacent building (totaling 18,298 square feet), where some of LAN staff moved in February 2008. We have leased these additional floors since 2007, under a 5-year lease. In 2009, to respond to the Company’s growth, LAN leased two additional floors in this building (totaling 12,917 square feet). We have leased these additional floors since 2009 until May 2016. In 2010, new offices were leased east of Santiago to allow for Company growth and to implement projects such as “Host,” which involves changing our system of reservations, sales, inventory and passenger check-in. We have leased these additional offices since 2010, under a 4-year lease. These additional offices add a total of 19,913 square feet to LAN’s property.

Furthermore, during 2011 we added to our facilities a new 11,840 square feet floor at the Arrau Building located in Santiago, Chile, which we lease for the new facilities of LAN Cargo. We have leased this floor since 2011, under a 3-year lease.

Maintenance Base

Our 877,258 square feet maintenance base is located on a site that we own inside the grounds of the Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a five-floor, 53,820 square feet office building plus a 10,000 square feet office and workshop space. This facility is certified by several civil aviation authorities, including the United States’ FAA. As such, we are permitted to perform maintenance work for third parties at the facility. The FAA periodically inspects the facility to ensure its compliance with FAA standards. We also lease from the DGAC 193,750 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. Our lease has a duration of 14 years.

During 2012, we continued to invest and improve the maintenance base infrastructure with the objective of having world class facilities, including new access to the base, which allows facilities access control, therefore, improves its security.

During 2013, we began to develop a series of infrastructure projects, the most significant of which is the construction of a north platform which allows for an additional 13 new A320 aircraft parking spaces. During 2013, a significant part of this project was completed, including 5 new parking spaces for A320 aicraft. The project is expected to be finished during the third quarter of 2014. Additionally during 2013, parking capacity for vehicles was increased by 135 new spaces.

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

During 2010, LAN signed a concession agreement with the AMB Property Corporation to add a new cargo warehouse for additional areas for future developments. Our concession has duration of 5 years at a rate of approximately US$215,000 per month.

During 2013, a new project for a Boeing B777 hangar was developed. This project finally received approval from Miami airport authorities in 2014 and should be completed during the first half of 2015.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of February 28, 2014, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft. We leased this flight-training center under a long-term lease to CAE Inc. (a leading Canadian company in the flight training business).

In 2004, Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries that operates import customs warehouses, began utilizing an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square feet building was developed in conjunction with two other operators. We have leased these facilities since 2004 and, as a result of a new contract signed in 2013, we will continue to operate there until September 2015.

LAN Peru’s Property, Plant and Equipment

LAN Peru has approximately 19,000 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 7,000 m2

Sales Offices: 2,000 m2

Concessions airports: 10,000 m2

We also own a 166,840 square feet of land near the Lima airport, where we have built new corporate and training facilities for the Company. The training facilities for flight and cabin crews (instructor center) completed in 2012 have capacity for two flight simulators (Airbus A320s and Boeing 767s), modern facilities for emergency evacuation practice (including pool to practice ditching) and classrooms. In addition, in 2010 leased a piece of land and hangar inside the Lima airport for our maintenance facilities, for which construction was completed in 2012. The land is rented to LAN Peru for a period of 5 years, and is renewable. The new maintenance facilities have staff facilities on three floors with approximately 3,500 m² of space, a hangar with a covered area of approximately 6,500 m² (space for three Airbus A320s or one Boeing 767) plus an outplatform of approximately 3,500 m².

Finally, we are renting eight floors in a building and three floors in another building for our corporate facilities. We are also renting twenty three commercial offices around the country.

LAN Colombia’s Property, Plant and Equipment

LAN Colombia has approximately 27,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 4,500 m2

Sales Offices: 1,700 m2

Concessions airports: 21,300 m2

During 2012, new administrative and operational offices were created in the Logistic center (PARQUE DEL SOL) near the El Dorado airport in Bogota. The Project, covering 11,500 square feet, involved the remodeling and expansion of storage with offices and administrative space, with the capacity for more than 200 people.

During November 2013, a new VIP lounge covering 690m2 in the El Dorado Airport in Bogotá was completed.

LAN Ecuador’s Property, Plant and Equipment

LAN Ecuador has approximately 14,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 1,600 m2

Sales Offices: 1,000 m2

Concessions airports: 11,900 m2

In Ecuador, the New Quito Airport was opened in 2013 and LAN Ecuador spent approximately US$4.5 million for facilities and infrastructure investments at this new airport. During the construction period, LAN Ecuador (and other airlines) were required to make significant investments for airport infrastructure in this new airport.

During 2012, LAN began the construction of new facilities for Andes, a company that performs ground service aircraft handling services for LAN Ecuador and acts as an airport service provider. A new facility for line maintenance and operations was also constructed. Both facilities were built on land concessioned by QUIPORT and were opened during the first quarter of 2013. Further information regarding the size and amount of these investments is detailed in the table below:

Facilities	Ground (m2)	Constructions (m2)	Pavements (m2)	Investment (US$)
ANDES	4,000	3,134	1,800	2,500,000
MAINTENANCE	15,167	1,300	6,200	2,000,000

LAN Argentina’s Property, Plant and Equipment

LAN Argentina has approximately 192,670 square feet built. All facilities are leased and are distributed as follows:

Administrative Offices: 71,042 square feet

Sales Offices: 27,986 square feet

Concessions airports: 93,646 square feet

We also have maintenance base in Argentina with a hangar of 26,900 square feet, 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet. This project was completed in 2009. This facility is meant for the parking and maintenance of A320 aircraft and it’s capable of providing full maintenance, including C-Checks.

On December of 2012, LAN Argentina launched its new VIP lounge in Terminal B of the Ezeiza Airport. An area of 6,458 square feet was built to house a modern lounge with a capability of more than 150 passengers, with areas for resting, work, entertainment, bathrooms and shower services.

TAM’s Property Plant and Equipment

Headquarters

TAM’s main facilities are located in São Paulo, in hangars within the Congonhas Airport and nearby. At Congonhas Airport, TAM leases office facilities in converted hangars belonging to INFRAERO (the Local Administrator Airport). These facilities comprise 649,933 square feet.

The Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport, is a separate property which TAM owns, exclusively for the areas of Selection, Medical Service, Training, and Mock-ups, comprising 15,342 m² distributed in 11 floors and about 240 workstations.

Base Maintenance

At Hangars II and V in Congonhas Airport, which TAM leases for approximately R$39,510 and R$52,665 per month, TAM has 15,650 m² of offices and hangars with about 1,050 workstations. This site also houses the areas of Aircraft Maintenance, Procurement and Logistics of Aeronautical Materials, and has been receiving a retrofit since 2008 for operational improvements at a total investment amount of approximately R$ 30 million. The first two phases of the retrofit have been completed, and the third phase is currently being planned.

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

New Headquarters

During 2013, TAM finished its project for a new headquarters with an area of 5,066 m², of which two and one-third floors are leased, space for 641 workstations and a total investment of R$12.0 million. The new headquarters is located at the Tower Bridge Building, located in Brooklin region, approximately 6.7 km from Congonhas Airport. TAM took occupancy of the new headquarters in June 2013.

New Facilities

TAM executed several projects for new facilities in 2013, the most significant of which was a new cargo terminal in Manaus that integrates the operations of ABSA and TAM Cargo in the city, has a cargo space of about 4,700 m², the construction of a new ground support equipment (“GSE”) area in Guarulhos with an area of approximately 19,202 m², the construction of a new GSE area in Florianópolis with an area of approximately 400 m²; the construction of a new GSE area in Vitória with 255 m² and a new distribution center for supplies in Guarulhos, with an area of approximately 3,035 m². In total, TAM spent approximately R$30 million on these projects in 2013.

Building Improvements

We have approved the “Big Picture” project, which will implement a new plan of occupancy for Hangars in the Hangars 2, 3, 5, 7 and 8 at Congonnas Airport as well as improvements of facilities and standardization of offices. The total area of the hangars is 32,777 m2 and the estimated cost is R$ 25 million. This project will be completed in the second half of 2015.

New Facilities

TAM has several projects for new facilities in 2014, the most significant of which are a new cargo terminal in Guarulhos that will integrate the operations of ABSA and TAM Cargo in Guarulhos, with a cargo space of about 15,434 m²; construction of a new Vip Lounge in Guarulhos Airport with 1,900 m2 ; investments of R$ 20 million targeted to general improvements of GSE facilities in all Brazilian territory and a new hangar in Guarulhos Airport for narrow and wide body aircraft maintenance, the new hangar is under study but is expected to complete projects still in 2014. The new facilities will receive an investment of R$ 51 million in 2014-2015.

Besides all projects mentioned above, some large airports in Brazil, including, like Guarulhos, Natal e Viracopos are undergoing major structural reforms promoted by the government which will require investments of R$ 8,181 for modernization of our facilities. This project is directly related to the world cup football.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report. As a result of the combination of LAN and TAM on June 22, 2012, the discussion of LATAM’s results of operations below includes: (i) a discussion of

LATAM’s consolidated results for the year ended December 31, 2013, as compared to the year ended December 31, 2012, which includes the consolidated results of TAM from June 23, 2012, (ii) a supplementary discussion of LATAM’s consolidated results for the year ended December 31, 2013, as compared to the unaudited pro forma results of LATAM Airlines Group for the year ended December 31, 2012, prepared for illustrative purposes only, to present a discussion of LATAM’s results on a consolidated basis and giving effect to the combination with TAM as if it had occurred on January 1, 2012 and (iii) a discussion of LATAM’s consolidated results for the year ended December 31, 2012, which includes the consolidated results of TAM from June 23, 2012, as compared to the year ended December 31, 2011, which represent LAN’s historical audited consolidated results.

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

In 2013, 97% of our revenues are generated by our air transport activities. We generate the balance of our operating revenues from tour operator services, aircraft leases, on-board sales, third-party maintenance, ground handling and customs and storage brokerage operations.

Our operating environment in 2013 was marked by a moderate growth in passenger operations, and reduced cargo demand. For the year ended December 31, 2013 LATAM Airlines reported a net loss of US$263.8 million, largely resulting from a US$481 million foreign exchange loss arising from the 6.5% depreciation of the Brazilian real in December 31, 2013 as compared to December 31, 2012. Operating revenues decreased by 0.2% in 2013 from pro forma revenues of US$ 12,956.7 million in 2012 to US$12,924.5 million, as a result of an increase of 0.4% in passenger revenues and a decrease of 4.0% in cargo revenues.

During 2013, passenger demand responded to different trends in our business units, resulting from the diverse strategies implemented in each of them. The Company’s slight decrease in passenger capacity of 0.4% as compared to pro forma capacity for year 2012 was mainly a result of an 8.4% decrease in capacity in the domestic Brazil market and the rationalization of our international passenger operations where capacity only grew by 2.3%. These effects were partially offset by continued growth of 11.0% in capacity in our domestic Spanish speaking countries. In our domestic passenger operations in Brazil, the reduction in capacity, together with market segmentation and revenue management practices, resulted in a load factor of 79.7% in the year, which represents an increase of 6.1 percentage points as compared to pro forma figures for 2012. Revenues per ASK in this market increased by 4.1% in US dollar terms as a result of these initiatives. In our international passenger operations, capacity rationalization during the year resulted in an increase of only 2.3% in capacity as compared to pro forma capacity for 2012, which led to an increase of 2.4% in traffic and a slight increase in load factors and revenues per ASK.

For the year ended December 31, 2013 the combined yield for the international and domestic passenger businesses decreased by 2.0% as compared to the pro forma yield in 2012, reflecting a more challenging environment due to higher competition in the international routes and the impact of the 10.4% average depreciation of the Brazilian real for 2013 as compared to 2012, which impacted yields from the domestic Brazilian market. Depreciation of the local currencies in our Spanish speaking countries also impacted yields in these operations.

In the cargo business, we continue to face a challenging scenario due to a slowdown in world trade momentum, a decline in demand on routes to Latin America (especially to Brazil) and competitive pressures from new cargo carriers flying in the region, which has been partially offset by strong northbound routes. In the year ended December 31, 2013 cargo capacity a measured in ATKs slightly increased by 0.1%, with a significant decrease in capacity during the last quarter of the year, whereas cargo traffic slightly decreased by 0.5%, resulting in a decrease of 0.3 percentage points in cargo load factors to 58.4%. The Company continues with a rational and disciplined approach toward freighter capacity utilization, in line with a still challenging and competitive scenario in Latin American cargo markets, while focused on maximizing the belly utilization of the Company’s passenger fleet. During the month of November 2013, we grounded for redelivery one B767F aircraft, thus reducing our cargo capacity in the quarter significantly and increasing load factors as of the end of the year.

Our operating expenses in 2013 were primarily impacted by a decrease in fuel prices, the depreciation of local currencies, especially the Brazilian real, and certain non-recurring costs related to our fleet plan restructuring. The Company continues to manage fuel prices through its fuel surcharge policy and financial hedging strategy, as well as tactical capacity adjustments on certain routes.

In June 2012, LATAM Airlines Group was formed through the business combination of LAN and TAM. During the second half of 2012, LATAM began the integration of LAN and TAM’s business units and the transformation necessary to achieve the expected merger synergies, implementing adjustments to commercial practices and aligning operations and processes in its international and domestic passenger operations in Brazil. For the years ended December 31, 2013 and 2012, LATAM incurred one-time costs of

US$56.0 million and 59.2 million (pro forma), respectively. Although in the short term the Company’s results are expected to be impacted by these transition and integration costs, the Company expects to achieve increased operating income in the long-term as a result of substantial synergies between these two businesses.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that we serve, and the capacity we allocate among our different routes. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers, or ASKs, which represents the number of seats we make available for sale, multiplied by the kilometers flown. We measure traffic in revenue passenger kilometers, or RPKs, as the number of passengers on our flights multiplied by the number of kilometers flown. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Finally, we use yield, or revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—A. Selected Financial Data.” The following discussion of revenue drivers in our passenger operations is based on our unaudited pro forma operating results for 2012 where specified.

Passenger demand has grown over the past years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2010 and 2013.

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

We address different challenges while advancing our strategic development plans by taking advantage of our integrated business model, efficient operations, continued customer focus, and flexible capacity management. Continuous monitoring of demand trends and competitive activity has allowed us to identify opportunities and, as a consequence, additional capacity has also been allocated to certain operations. We have also decreased capacity among other routes, especially in long haul routes to Europe because of weaker economic conditions, and domestic routes in Brazil, in response to softened demand in our Brazilian domestic operations. Further refinements to our itineraries have been implemented in order to improve connectivity between our operations and those of our partners.

We continue to enhance our regional network by selectively adding new destinations and launching new routes. Since 2004, we have been developing an intra-regional hub in Lima that enables us to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogotá, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, Sao Paulo and Santiago de Chile. In 2007, we began direct service between Lima and Madrid and in July 2010, we launched four weekly frequencies between Lima and San Francisco, with connections from Sao Paulo, Santiago and Buenos Aires. During 2012 and 2013, because of the weak economic situation in Europe, LATAM reduced capacity to that region and increased frequencies to the United States, including a new LAN Colombia route, Bogotá-Miami, and a new TAM route, Rio de Janeiro-Orlando, in order to promote Florida as a getaway from Latin America to the United States.

LATAM’s more moderate traffic growth of 2.5% during 2013 responded to a slight decrease of 0.4% in passenger capacity during the year, resulting from capacity rationalization initiatives both in the Brazilian domestic market, where capacity decreased by 8.4% in the year and in our long haul operations, where capacity decreases were focused on routes from Brazil to Europe.

During 2013, the combined yield for the international and domestic passenger businesses decreased by 2.0% as compared to the pro forma yield in 2012, reflecting the depreciation of the Brazilian real and local currencies in our Spanish speaking countries and a more challenging competitive environment in the region.

Passenger revenues increased by 0.4% to US$11,061.6 million in the year ended December 31, 2013 as compared to pro forma revenues of US$11,017.0 million for 2012. This was a result of the increase of 2.5% in passenger traffic (as measured in RPKs), partially offset by a 2.0% decrease in yields, as described above.

Cargo Operations

Our cargo operations depend on exports from and imports to South America and are, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are also affected by our capacity, traffic, load factors and yield. Our capacity is measured in terms of available ton kilometers, or ATKs, which represents the number of tons available for the transportation of cargo, multiplied by the kilometers flown. We measure traffic in revenue ton kilometers, or RTKs, as the amount of cargo loads (measured in tons) multiplied by the number of kilometers flown. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers. Finally, we use yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo one kilometer. See “Item 3. Key Information—A. Selected Financial Data.” The following discussion of revenue drivers in our cargo operations including changes in capacity, traffic, load factors and yields, is based on our unaudited pro forma operating results for 2012 and 2011 where specified.

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

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. The flexibility that our integrated business model allows based on adaptation to changes in market trends was key for LATAM’s operations in 2009, when the business was affected by the contraction of import and export markets in response to the global economic crisis and continued contraction in salmon exports from Chile as a result of an outbreak of the Infectious Salmon Anemia virus during 2007. LATAM received two Boeing 777 freighters in 2009, at a time where there was a decrease in demand in cargo operations. These aircraft were utilized to increase capacity, mainly on routes between South America and Europe and to expand LATAM’s cargo coverage beyond the region and strengthen its cargo services to Europe. As the economy started to recover at the end of 2009, LATAM was able to take advantage of the new capacity and growth opportunities in various markets in 2010 and 2011. Accordingly, the cargo business played an important role in driving LATAM’s revenue growth in 2010 and 2011. Since 2012, however, a slowdown in world macroeconomic conditions has significantly impacted cargo volumes, specifically in Europe and Asia. This slowdown has also affected South America, mainly in the southbound routes where LATAM Cargo carries imports of value added goods into Brazil. This weak macroeconomic environment also brought new competition to the region during 2012 and 2013, with airlines carriers such as Emirates and Cargo Lux, increasing the available capacity in the region and adding pressure to cargo yields. This weak cargo trend has continued during 2013.

As a result of these factors, cargo traffic decreased by 0.5% in 2013 as compared to pro forma traffic for 2012. Cargo yields decreased by 3.5% compared to 2012, reflecting the decline in demand on routes to Latin America, especially Brazil; increased competitive pressures from regional and international cargo carriers; and the effect of the depreciation of the Brazilian real on cargo revenues in that market. LATAM increased its capacity by approximately 0.1%, resulting in a 0.3 point decrease in its cargo load factor to 58.4% in 2013. LATAM’s cargo operations transported 1,171 thousand tons of freight in 2013, an increase of 1.5% as compared to the total (pro forma) freight transported in 2012.

As a result of decreased traffic and yields, LATAM’s pro forma cargo revenues decreased by 4.0% to US$1,863.0 million in 2013 as compared to pro forma cargo sales of US$1,939.8 million in 2012, representing 14.4% of the Company’s total revenues in 2013.

Cost Structure

LATAM Airlines Group’s costs are driven by the size of our operations, fuel prices, fleet costs and exchange rates. Our operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses”, as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance, and other operating expenses. The following discussion of cost drivers is based on our unaudited pro forma operating results where specified.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices and exchange rates. However, we manage part of our exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. To mitigate the impact in terms of exchange rate fluctuations on our net income, during 2013 we entered into a financial derivative contract to hedge more than 50% of our operating exposure to the Brazilian real in 2014.

Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in Chilean pesos and in Brazilian reais, appreciation of these currencies against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect our results. Depreciation of local currencies results in decreases in costs in dollars. However, this cost pressure is mitigated by the partial natural hedge between the currencies of denomination of our total operating revenues and expenses.

Commissions paid to travel and cargo agents also comprise a significant cost to us. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. In Chile, Ecuador, Argentina, Peru and Colombia we pay 1% commission to travel agencies and agents. In Brazil, the industry standard is not to provide any commissions directly to travel agencies and agents.

Fleet related expenses, namely aircraft rentals and depreciation are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates. Following the combination of LAN and TAM, the percentage of our fleet under operating leases increased from 34.8% in 2011 to 37.6% in 2012, and was 37.8% as of December 31, 2013.

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

During 2013, and after a process of reviewing its post-merger fleet plan and fleet requirements, LATAM decided to undertake a broad fleet restructuring plan with the aim of reducing the number of models operated, phasing out less efficient models and allocating aircraft best suited to each one of its markets. As a result, beginning in the fourth quarter of 2013 and for approximately the next thirty months, the Company will phase out all of its A330s, A340s, B737s and Q400 and Q200s. During 2013, this process generated non-recurring costs of US$29 million resulting from penalties related to anticipated redeliveries and other redelivery expenses.

Cost of sales for the year ended December 31, 2013 decreased by 3.9% as compared to pro forma cost of sales for 2012, mainly resulting from a decrease of 7.7% in aircraft fuel expenses, both because of lower prices and consumption; and a decrease of 4.0% in wages and benefits related to a lower headcount.

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

•	We plan to reinforce our regional network through the addition of new frequencies on our current routes and the addition of new destinations. We will also seek to enter into new alliances in both the passenger and cargo business, especially to build up our presence in new markets.

•	Competitive activity in key markets has increased gradually in recent years, and we expect it to continue doing so in the future. Nevertheless, we expect to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and pricing.

•	We are also working to increase our efficiency by streamlining our support processes, reducing commercial costs, and continuing with the implementation of our domestic business model on short-haul operations. Further efficiencies should arise from economies of scale, as growth in the passenger business accompanied by controlled fixed costs will serve to reduce our fixed cost base. In both the passenger and the cargo businesses, we also expect increased efficiency as we replace older aircraft with new and more fuel-efficient Boeing 787 and Boeing 777 models and the Airbus A350, and from fuel efficiency-related initiatives such as installing winglets on the B767 fleet.

•	We will continue to focus on optimizing the utilization of the belly capacity of our wide body aircraft for the transportation of cargo, in order to benefit from the competitive advantage provided by our integrated passenger and cargo business model.

Overall, we believe that these initiatives will enable us to successfully respond to growth opportunities, maintain a solid competitive position, and manage operating expenses.

Our financial performance will also continue to be significantly affected by jet fuel prices. These prices rose significantly until mid-2008, which led to a sharp rise in our fuel expenditures, but significantly declined in 2009. During 2010 and 2011 fuel prices recovered from the 2009 decline and again rose significantly, as a result of increased demand coupled with geopolitical conflicts that affected global fuel supply. In 2012 jet fuel prices fluctuated in a stable range, having a lower impact in our fuel expenses as compared to prior years. At the end of 2013, fuel prices were high principally because of positive signs of growth in the United States, and presently, fuel is following the same trend, mainly because of the Ukraine/Russia conflict and also because of positive signs of growth in the United States and Europe. Although we have implemented a number of strategies to mitigate the impact of the volatility of fuel prices, it is unlikely that we will be able to fully protect ourselves against the volatility of fuel costs.

Results of Operation

The discussion of LATAM Airlines Group’s financial results for the year ended December 31, 2013 compared to the year ended December 31, 2012 (actual) compares the audited consolidated results of the LATAM Airlines Group for the 2013 fiscal year to the audited consolidated results of the LATAM Airlines Group for the 2012 fiscal year (which includes TAM’s financial results from June 23, 2012) Accordingly, the acquisition of TAM during June, 2012 is a significant factor affecting the comparability of the historical financial results for previous and upcoming years.

The discussion of LATAM Airlines Group’s financial results for the year ended December 31, 2013 compared to the year ended December 31, 2012 (pro forma) below is on the basis of the LATAM Unaudited Pro Forma Financial Information. The Unaudited LATAM Pro Forma Information has been prepared using the purchase method of accounting with LAN treated as the acquirer of TAM, and giving effect to the combination as if it had been consummated on January 1, 2012. The discussion of LATAM’s results on a pro forma basis is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of LATAM would have been had the proposed combination occurred on the dates assumed, nor are the pro forma results necessarily indicative of future consolidated results of operations or consolidated financial position of LATAM.

The discussion of LATAM Airlines Group’s financial results for the year ended December 31, 2012 (actual) compared to the year ended December 31, 2011 (actual) below compares the audited consolidated results of the LATAM Airlines Group for the 2012 fiscal year (which includes TAM’s financial results from June 23, 2012) to the audited consolidated results of the LATAM Airlines Group for the 2011 fiscal year (which are historical results for LAN). These financial results for the year ended December 31, 2012 were retrospectively revised. For more information see “Operating and Financial Review and Prospects – Accounting Impact of the Business Combinations”.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 (actual) compared to year ended December 31, 2012 (actual) as retrospectively revised

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2013, and for LATAM Airlines Group, for the year ended December 31, 2012 (including TAM’s results from June 23, 2012). For certain operating data during these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2013	2012	2013	2012	2013/2012 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	11,061.6	7,966.8	85.6%	82.0%	38.8%
Cargo	1,863.0	1,743.5	14.4%	18.0%	6.9%

Total operating revenues	12,924.5	9,710.4	100.0%	100.0%	33.1%

Cost of sales	(10,054.2)	(7,634.5)	(77.8)%	(78.6)%	31.7%
Gross margin	2,870.4	2,075.9	22.2%	21.4%	38.3%
Other operating income	341.6	220.2	2.6%	2.3%	55.1%
Distribution costs	(1,025.9)	(803.6)	(7.9)%	(8.3)%	27.7%
Administrative expenses	(1,136.1)	(888.7)	(8.8)%	(9.2)%	27.8%
Other operating expenses	(408.7)	(311.8)	(3.2)%	(3.2)%	31.1%
Financial income	72.8	77.5	0.6%	0.8%	(6.1)%
Financial costs (from non-financial activities)	(462.5)	(294.6)	(3.6)%	(3.0)%	57.0%
Earning on investments (equity method)	2.0	1.0	0.0%	0.0%	100.0%
Exchange rate differences	(482.2)	66.7	(3.7)%	0.7%	(822.9)%
Result of indexation units	0.2	0.0	0.0%	0.0%	100.0%
Negative goodwill	—	—	—	—
Other gains/(losses)	(55.4)	(45.8)	(0.4)%	(0.5)%	21.0%

Income before income taxes	(283.9)	96.7	(2.2)%	1.0%	(393.6)%
Income tax expense	20.1	(102.4)	0.2%	(1.1)%	(119.6)%

Net income for the period	(263.8)	(5.6)	(2.0)%	(0.1)%	4,610.7%

Income for the period attributable to the parent company’s equity holders	(281.1)	(19.1)	(2.2)%	(0.2)%	(1,372.3)%
Income for the period attributable to non-controlling interests	17.3	13.4	0.1%	0.1%	29.1%
Net income for the period	(263.8)	(5.6)	(2.0)%	(0.1)%	4,610.7%

Earnings per share
Basic earnings per share (US$)	(0.57613)	(0.04627)	n.a.	n.a.	(1,145.1)%
Diluted earnings per share (US$)	(0.57613)	(0.04627)	n.a.	n.a.	(1,145.1)%

*	The abbreviation “n.a.” means “not available”.

Net Income

Net loss for the year ended December 31, 2013 equaled US$ 263.8 million, representing an increase of US$ 258.2 million from a net loss of US$5.6 million in 2012. Net loss attributable to the parents of the company rose to US$ 281.1 million in 2013 from US$19.1 million in 2012. Results for the 2013 year were negatively impacted by a foreign exchange loss of US$ 482.2 million mainly resulting from the depreciation of the Brazilian real in the year. On the other hand, in 2012 and 2013, LATAM incurred US$59.2 and US$56.0 million, respectively, of non-recurring expenses related to the merger and integration costs, and an accounting charge of US$70 million related to the increase in the Chilean corporate tax rate from 17% to 20% during 2012.

Our total operating revenues increased by 33.1% to US$ 12,924.5 million in the year ended December 31, 2013 compared to revenues of US$ 9,710.4 million in 2012, reflecting the consolidation of TAM’s revenues in 2012 only since June 23. The 2013 increase in operating revenues was attributable to a 38.8% increase in passenger revenues, and a 6.9% increase in cargo revenues. Passenger and cargo revenues accounted for 85.6% and 14.4% of total operating revenues in 2013, respectively.

Passenger traffic and capacity in 2013 increased significantly following the full year consolidation of TAM’s domestic and international operations. Capacity increases in 2013 were mainly focused on domestic routes in our Spanish speaking countries and regional routes within Latin America, and were partially offset by decreased capacity on Brazilian domestic routes and long haul routes, especially to Europe.

Operating expenses also increased as a result of our increased operations following the combination with TAM on June 22, 2012.

Operating Revenues

Operating revenues increased by 33.1% to US$12,924.5 million for the year ended December 31, 2013 from US$9,710.4 million in 2012. Our consolidated passenger revenues increased by 38.8% to US$11,061.6 million in 2013 from US$7,966.8 million in 2012, primarily as a result of the consolidation of TAM’s revenue for 2012 since June 23.

Cargo revenues increased by 6.9%, to US$1,863.0 million in 2013 from US$1,743.5 million in 2012, also as a result of the consolidation of TAM’s cargo revenues for full year 2013. The slight increase in cargo revenues in spite of TAM’s cargo integration is a result of a weak global cargo scenario which has impacted both cargo traffic and yields.Cost of Sales

Cost of sales increased by 31.7% to US$10,054.2 million in the year ended December 31, 2013 from US$7,634.5 million in 2012, mainly as a result of increased operations due to the complete consolidation of TAM’s costs for year 2013. As a percentage of total operating revenues, cost of sales decreased from 78.6% in 2012 to 77.8% in 2013.

The table below presents cost of sales information for the fiscal year ended December 31, 2013 and 2012 actual.

	Year Ended December 31
	2013	2012	2013	2012	2013/2012 % change
	(in US$millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	12,924.5	9,710.4	100.0%	100.0%	33.1%
Cost of sales	(10,054.2)	(7,634.5)	(77.8)%	(78.6)%	31.7%

Aicraft Fuel	(4,414.2)	(3,434.6)	(34.2)%	(35.4)%	28.5%
Wages and Benefits	(1,881.0)	(1,431.2)	(14.6)%	(14.7)%	31.4%
Other Rental and Landing Fees	(1,373.1)	(1,052.6)	(10.6)%	(10.8)%	30.4%
Depreciation and Amortization	(1,041.7)	(771.1)	(8.1)%	(7.9)%	35.1%
Aircraft Rentals	(441.1)	(308.8)	(3.4)%	(3.2)%	42.8%
Aircraft Maintenance	(477.1)	(297.6)	(3.7)%	(3.1)%	60.3%
Passenger Services	(331.4)	(239.8)	(2.6)%	(2.5)%	38.2%
Other Costs of Sales	(94.5)	(98.8)	(0.7)%	(1.0)%	(4.3)%

The increase in cost of sales was driven by higher aircraft fuel expenses, which increased by 28.5% to US$4,414.2 million in 2013 as a result of higher fuel consumption related to the incorporation of TAM’s operations from June 23, 2012, which was partially offset by lower average fuel prices and efficiency initiatives. In addition, LATAM recognized a net gain of US$19.0 million in fuel hedging in 2013, compared to the fuel hedge loss of US$1.8 million in 2012.

Depreciation and amortization increased by US$270.6 million amounting to US$1,041.7 million, which represents an increase of 35.1% mainly due to the incorporation of all of TAM’s fleet (including new TAM fleet deliveries in 2012) starting June 23, 2012.

Wages and benefits increased by US$449.8 million amounting to US$1,881.0 million, which represents an increase of 31.4%, mainly due to the incorporation of TAM’s employees following the combination of LAN and TAM in 2012.

Other rental and landing fees increased by 30.4% to US$1,373.1 million in 2013 from U$1,052.6 million in 2012, resulting from higher fees related to a larger operation with the consolidation of TAM’s fees for full year 2013.

Aircraft maintenance expenses increased by 60.3%, from US$297.6 million in 2012 to US$477.1 million in 2013, as a result of higher costs related to a larger fleet and higher maintenance costs related to redeliveries of aircraft.

Aircraft rentals increased by 42.8% to US$441.1 million in 2013 from US$308.8 million in 2012, primarily due to the complete consolidation of TAM’s fleet for full year 2013 and the net increase of aircraft under operating leases during the year.

Passenger service expenses increased by 38.2%, to US$331.4 million in 2013 compared to US$239.8 million in 2012, mainly resulting from the increase in passengers transported after the combination of LAN and TAM.

As a result of the above, gross margin increased by 38.3% from US$2,075.9 million in 2012 to US$2,870.4 million in 2013.

Other Consolidated Results

Other operating income increased in 2013 by US$121.4 million, from US$220.2 million to US$341.6 million, due to the incorporation of TAM’s other revenues since June 22, 2012, a US$28.7 million revenue from Multiplus’breakage and non-air redemptions, and an income for recognizing US$10.8 million and US$ 8.2 million generated as a result of the sale and lease-back of ten Airbus A330 aircraft, and two Airbus A318 aircraft and an engine during the second quarter of the year.

Distribution costs increased by 27.7% from US$803.6 million in 2012 to US$1,025.9 million in 2013, as a result of the consolidation of TAM’s results only starting in June 23, 2012.

Administrative expenses increased by 27.8% from US$888.7 million in 2012 to US$1,136.1 million in 2013, mainly due to an increase of 30.6% in wages and benefits resulting from the higher number of employees following the combination of LAN and TAM in 2012.

Other operating expenses increased by 31.1% from US$311.8 million in 2012 to US$408.7 million in 2013, as a result of higher sales costs, advertising and marketing expenses and costs related to tours and travel services, related to the integration of TAM’s operations from June 23, 2012.

Financial income decreased to US$72.8 million in the year ended December 31, 2013 from US$77.5 million in 2012, due to a lower average cash balance and interest rates during the period.

Financial costs (from non-financial activities) increased by 57.0% to US$462.5 million in 2013 from US$292.6 million in 2012 due to higher average long-term debt related to fleet financing mainly related to the consolidation of TAM’s fleet.

Exchange rate differences decreased from a gain of US$66.7 million in 2012 to a loss of US$482.2 million in 2013, mainly resulting from the depreciation if the Brazilian real in the period.

Under other gains (losses), the Company recorded a net loss of US$55.4 million in 2013 as compared to a net loss of US$45.8 million in 2012.

Income tax credit for 2013 amounted to US$ 20.1 million as compared to an income tax expense of US$102.4 million in 2012. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to our audited consolidated financial statements.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 (actual) compared to year ended December 31, 2012 (Pro forma)

The following table sets forth certain pro forma income statement data for LATAM Airlines Group. See “—Pro Forma Adjustments” below for further information. For certain operating data during these periods, see “Item 3. Key Information—A. Selected Financial Data—LATAM Unaudited Pro Forma Financial Information.”

	Year Ended December 31,
	(on a Pro Forma Basis)
	2013	2012	2013	2012	2013/2012
	(in millions of US$, except per share and capital stock data)		As a percentage of total operating revenues		% change
Operating Revenues
Passenger	11,061.6	11,017.0	85.6%	85.0%	0.4%
Cargo	1,863.0	1,939.8	14.4%	15.0%	(4.0)%

Total Operating revenues	12,924.5	12,956.7	100.0%	100.0%	(0.2)%

Cost of sales	(10,564.8)	(10,536.7)	(77.8)%	(81.3)%	(4.6)%
Gross Margin	2,870.4	2,420.1	22.2%	18.7%	18.6%
Other operating income	341.6	265.4	2.6%	2.0%	28.7%
Distribution costs	(1,025.9)	(1,059.7)	(7.9)%	(8.2)%	(3.2)%
Administrative expenses	(1,136.1)	(1,174.8)	(8.8)%	(9.1)%	(3.3)%
Other operating expenses	(408.7)	(364.5)	(3.2)%	(2.8)%	12.1%
Other gains/(losses)	(55.4)	(34.8)	(0.4)%	(0.3)%	59.2%
Financial income	72.8	117.2	0.6%	0.9%	(37.9)%
Financial costs (from non-financial activities)	(462.5)	(444.2)	(3.6)%	(3.4)%	4.1%
Earning on investments (equity method)	2.0	1.0	0.0%	0.0%	100.0%
Exchange rate differences	(482.2)	(290.1)	(3.7)%	(2.2)%	66.2%
Result of indexation units	0.2	0.0	0.0%	0.0%	100.0%

Income (loss) before taxes	(283.9)	(564.5)	(2.2)%	(4.4)%	(49.7)%
Income tax expense	20.1	69.7	0.2%	0.5%	(71.2)%

Net income (loss) for the year	(263.8)	(494.9)	(2.0)%	(3.8)%	(46.7)%

Income (loss) for the period attributable to the parent company’s equity holders	(281.1)	(523.1)	(2.2)%	(4.0)%	(46.3)%
Income for the period attributable to non-controlling interests	17.3	28.3	0.1%	0.2%	(38.8)%

Net income for the year	(263.8)	(494.9)	(2.0)%	(3.8)%	(46.7)%
Earnings per share
Basic earnings per share (US$)	(0.57613)	(1.26891)	n.a.	n.a.	(54.6)%
Diluted earnings per share(US$)	(0.57613)	(1.26891)	n.a.	n.a.	(54.6)%

*	The abbreviation “n.a.” means “not available”.

Net loss

Net loss decreased by 46.7% to a loss of US$263.8 million for the year ended December 31, 2013 from a pro forma loss of US$494.9 million in 2012. Net loss attributable to the owners of the parent decreased by 46.3% to US$281.1 million from a pro forma net loss of US$523.1 million in 2012. Results for year 2013 were negatively impacted by a foreign exchange loss of US$ 482.2 million primarily resulting from the 10.4% depreciation of the Brazilian real in 2013 as compared to 2012. Results for 2013 also include US$ 29 million in non-recurring costs related to the restructuring of LATAM’s fleet plan. For more information, see “—Business strategy – Fleet restructuring plan”.

LATAM’s total operating revenues slightly decreased by 0.2% during 2013 as compared to pro forma revenues for 2012, reflecting the rationalization of our domestic Brazil and international operations and a still challenging scenario in the cargo business. These variations include the negative impact of the 10.4% average depreciation of the Brazilian real in 2013 as compared to 2012 in revenues denominated in that currency. The decrease in operating revenues was attributable to a decrease of 4.0% in cargo revenues, partially offset by an increase of 0.4% in passenger revenues. Passenger and cargo accounted to 85.6% and 14.4% of total operating revenues, respectively, for the year ended December 31, 2013.

Total operating expenses decreased by 3.9%, mainly due to lower fuel expenses, reflecting the 2.2% decrease in consumption and the 5.6% decrease in fuel price (after hedge). Lower wages and benefits of 4.0% in the year also positively impacted our operating expenses in 2013 as compared to pro forma operating expenses in 2012.

Operating Revenues

LATAM’s total operating revenues decreased 0.2% to US$ 12,924.5 million for the year ended December 31, 2013 from pro forma operating revenues of US$ 12,956.7 million in 2012, as a result of a 4.0% decrease in cargo revenues, partially offset by a 0.4% increase in passenger revenues.

Passenger revenues increased by 0.4% to US$ 11,061.6 million in 2013 as compared to pro forma passenger revenues of US$ 11.017.0 million in 2012, as a result of an increase of 2.5% in passenger traffic, partially offset by a decrease of 2.0% in passenger yields. Load factors increased by 2.3 percentage points from 78.6% (pro forma) to 80.8%, as the increase in traffic was despite the 0.4% decrease in capacity. Overall, revenues per ASK increased by 0.8% as compared to pro forma revenues per ASK for 2013, including the effect of the devaluation of the Brazilian real on revenues denominated in that currency during year 2013. During 2013, the 0.4% decrease in capacity as compared to pro forma capacity for 2012 was mainly a result of a strong decrease in capacity of 8.4% in the Brazilian domestic market and a rationalization of our international routes, mainly long haul routes from Brazil to Europe. This contraction was partially offset by still strong capacity increases of 11.0% in our Spanish speaking domestic markets in the period. Total passenger yields decreased mostly as a result of the depreciation of the Brazilian real and other currencies in LAN’s domestic markets.

Cargo revenues decreased by 4.0% to US$ 1,863.0 million in 2013 from pro forma cargo revenues of US$1,939.8 million in 2012, as a result of a decline of 3.5% in cargo yields and a 0.5% decrease in traffic. Cargo demand continued to be weak in this period, in particular on import routes into Latin America. Additionally, the decline in yields reflects the 10.4% depreciation of the Brazilian real on cargo revenues in the Brazilian domestic market during 2013 as compared to 2012, and competitive pressures from regional and international cargo carriers.

Cost of Sales

Cost of sales decreased by 4.6% to US$10,054.2 million for the year ended December 31, 2013 from a pro forma cost of sales of US$10,536.7 million in 2012, mainly as a result of lower fuel expenses in the year. Cost of sales was positively impacted by the 10.4% average depreciation of the Brazilian real in 2013 as compared to 2012 in costs denominated in that currency. As a percentage of total revenues, cost of sales decreased from 81.3% in 2012 to 77.8% in 2013.

The table below presents cost of sales information for the fiscal year ended December 31, 2013 actual and 2012 pro forma.

	Year Ended December 31
	2013	2012	2013	2012	2013/2012 % change
	(in US$millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	12,924.5	12,956.7	100.0%	100.0%	(0.2)%
Cost of sales	(10,564.8)	(10,536.7)	(77.8)%	(81.3)%	(4.6)%

Aicraft Fuel	(4,414.2)	(4,780.3)	(34.2)%	(36.9)%	(7.7)%
Wages and Benefits	(1,881.0)	(2,009.0)	(14.6)%	(15.5)%	(6.4)%
Other Rental and Landing Fees	(1,373.1)	(1,377.1)	(10.6)%	(10.6)%	(0.3)%
Depreciation and Amortization	(1,041.7)	(1,087.0)	(8.1)%	(8.4)%	(4.2)%
Aircraft Rentals	(441.1)	(422.0)	(3.4)%	(3.3)%	4.5%
Aircraft Maintenance	(477.1)	(424.4)	(3.7)%	(3.3)%	12.4%
Passenger Services	(331.4)	(314.9)	(2.6)%	(2.4)%	5.2%
Other Costs of Sales	(94.5)	(122.0)	(0.7)%	(0.9)%	(22.5)%

Aircraft fuel expense decreased by 7.7% to US$ 4,414.2 million in 2013 compared to a pro forma fuel expense of US$ 4,780.3 million in 2012. Fuel expense decreased both because of a decrease of 2.2% in consumption and a decrease in the cost of fuel. The decrease in consumption goes in line with the rationalization of passenger and cargo operations which resulted in a decrease of 0.2% in our ASK-equivalents in the year as compared to 2012 (pro forma), and ongoing fuel efficiency initiatives. The into-wing (fuel price plus taxes and transportation costs) 2013 average final price was US$3.50 per gallon (without hedge), representing a 5.2% decrease from the 2012 average. In addition, during 2013 the Company recognized US$19.0 million in fuel hedge gains as compared to fuel hedge losses of US$ 1.8 million in year 2012.

Wages and benefits decreased 6.4% to US$1,881.0 million in 2013 compared to US$2,009.0 million in 2012, mainly as a result of the depreciation of the Brazilian real during 2013 as compared to 2012. This effect was partially offset by the increase in the average wages.

Depreciation and amortization decreased by 4.2% to US$1,041.7 million in 2013 from US$1,087.0 million in 2012 (pro forma), mainly as a result of the depreciation of the Brazilian real in the year as compared to 2012. Excluding this effect, depreciation would have increased slightly as a result of the incorporation of twenty-five aircraft from the Airbus A320 family, four Boeing 767 aircraft, two Boeing 777-300ER aircraft and two Boeing 787-800 aircraft to our total fleet (on and off balance sheet) during the year; partially offset by the phase out of thirteen Airbus A320 family aircraft, one Airbus A340 aircraft, one Boeing 767 aircraft, three Bombardier Dhc8-200 aircraft and one Bombardier Dhc-400 aircraft during the year.

Other rental and landing fees decreased by 0.3% to US$ 1,373.1 million in 2013 from pro forma rentals and landing fees of US$ 1,377.1 million in 2012, mainly as a result of lower aeronautical fees.

Aircraft maintenance expenses increased by 12.4% to US$477.1 million in 2013 from US$424.4 million in 2012 (pro forma) mainly due to more aircraft redeliveries, which resulted in increased maintenance expenses for required checks prior to the return of such aircraft to lessors during the year. This effect was partially offset by the depreciation of the Brazilian real on maintenance done in Brazil.

Aircraft rentals increased 4.5% to US$ 441.1 million in 2013 from pro forma rentals of US$ 422.0 million in 2012, explained by the incorporation under operating leases of five Airbus A320 family aircraft, ten Airbus A330 aircraft, two Boeing B777 aircraft and two Boeing B787 aircraft aircraft to our fleet. This effect was partially offset by the phase out of aircraft under operating leases, including eight Airbus A320 family aircraft, one Airbus A340 aircraft, one Boeing B737 aircraft, two Boeing B767 aircraft, three Bombardier Dhc 8-200 aircraft and one Bombardier Dhc 8-400 aircraft during the same period.

Passenger service expenses increased by 5.2% to US$ 331.4 million from pro forma passenger services of US$ 314.9 million in 2012, mainly resulting from the increase of 3.1% in passengers transported and increases in passenger concessions.

As a result of the above, gross margin increased by 22.2% from US$2,420.1 million in 2012 (pro forma) to US$2,870.4 million in 2013.

Other Consolidated Results

Other operating income increased by US$ 76.2 million to US$341.6 million in the year ended December 31, 2013 from US$265.4 million in 2012 (pro forma), mainly as a result of increased income of US$28.7 million from Multiplus resulting from breakage and non-air redemptions during 2013 and the income of US$10.8 million and US$ 8.2 million generated as a result of the sale and lease-back of ten Airbus A330 aircraft, and two Airbus A318 aircraft and an engine, during the second quarter of the year, respectively.

Distribution costs decreased by 3.2% from US$1,059.7 million in 2012 (pro forma) to US$1,025.9 million in 2013. This decrease was related to lower commissions to agents (related to both passenger and cargo sales), which decreased 2.0% to US$408.7 million in 2013 from US$417.1 million in 2012.

Administrative expenses decreased by 3.3% from US$1,174.8 million in 2012 (pro forma) to US$1,136.1 million in 2013 due to lower wages and benefits expenses resulting from a lower headcount in the period and the 10.4% depreciation of the Brazilian real as compared to 2012, partially offset by the recognition of US$15.5 million in compensations related to the voluntary leave and retirement program of 800 employees at TAM.

Other operating expenses increased by 12.1% from US$364.5 million in 2012 to US$408.7 million in 2013.

Financial income decreased by 37.9% to US$72.8 million in 2013 from US$117.2 million in 2012, mainly due to a lower average cash balance and lower interest rates during the period.

Financial costs (from non-financial activities) increased by 4.1% to US$462.5 million in 2013 from US$444.2 million in 2012 (pro forma) mainly as a result of a new debt profile, which includes the securitized bond issued in November 2013.

Exchange rate differences resulted in a loss of US$482.2 million in 2013 compared to a loss of US$290.1 million in 2012. This variation is mainly explained due to a depreciation of the Brazilian real in 2013 compared to 2012 and the depreciation of local currencies in LAN’s Spanish speaking countries in the period.

Income tax credit amounted to US$20.1 million in 2013 as compared to a pro forma tax credit of US$69.7 million in 2012. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to our audited consolidated financial statements.

Pro Forma Adjustments

The unaudited pro forma information had been prepared using the purchase method of accounting, with LAN treated as the acquirer of TAM.

	For the period ended December 31, 2012
	(on a pro forma basis)
	LATAM (As Revised)	TAM (a) (January 1, 2012 to June 22, 2012)	LATAM (consolidated)	Pro Forma Adjustments	Condensed Pro Forma
	(in millions of US$, except per share and capital stock data)
Passenger	7,966.8	3,050.1	11,017.0	0.0	11,017.0
Cargo	1,743.5	196.2	1,939.8	(0.0)	1,939.8
Total operating revenues	9,710.4	3,246.4	12,956.7	(0.0)	12,956.7
Cost of sales (b, c, d, e)	(7,634.5)	(2,852.2)	(10,486.7)	(50.0)	(10,536.7)

Gross Margin	2,075.9	394.1	2,470.1	(50.0)	2,420.1

Other operating income	220.2	45.2	265.4	0.0	265.4
Distribution costs	(803.6)	(256.1)	(1,059.7)	0.0	(1,059.7)
Administrative expenses (f)	(888.7)	(328.6)	(1,217.3)	42.4	(1,174.8)
Other expenses	(311.8)	(52.7)	(364.5)	(0.0)	(364.5)
Other gains/(losses) (d)	(45.8)	18.8	(27.0)	(7.8)	(34.8)
Financial income (g)	77.5	26.5	103.9	13.2	117.2
Financial costs (h, g)	(294.6)	(147.6)	(442.2)	(2.0)	(444.2)
Equity accounted earnings	1.0	0.0	1.0	0.0	1.0
Foreing exchange gains/(losses)	66.7	(356.7)	(290.1)	(0.0)	(290.1)
Result of indexation units	(0.0)	0.0	(0.0)	(0.0)	(0.0)

Income (loss) before taxes	96.7	(657.2)	(560.4)	(4.1)	(564.5)
Income tax expense (i)	(102.4)	169.0	66.6	3.0	69.7

Net (loss)/income for the period	(5.6)	(488.2)	(493.8)	(1.1)	(494.9)
	0.0	0.0	0.0	0.0	0.0
	0.0	0.0	0.0	0.0	0.0
Income (loss) for the period attributable	0.0	0.0	0.0	0.0	0.0
to the parent company’s equity holders	(19.1)	(501.2)	(520.3)	(2.9)	(523.1)
Income for the period attributable to	0.0	0.0	0.0	0.0	0.0
non-controlling interests	13.4	13.0	26.5	1.8	28.3

Net (loss)/income	(5.6)	(488.2)	(493.8)	(2.9)	(496.7)
Earnings per share (j)
Basic loss per share (US$)					(1.26891)
Diluted loss per share (US$)					(1.26891)

The Unaudited Pro Forma Statement of Income reflects the following adjustments:

a)	Exchange rate and reclassifications: TAM’s functional and presentation currency under IFRS is the Brazilian real. Solely for the purpose of preparing these pro forma adjustments, TAM’s income statements have been translated into U.S. dollars at the average exchange rate for each quarter. Furthermore, in order to conform TAM’s financial figures to LATAM’s financial statement presentation, certain reclassifications were made to TAM’s income statement. In addition, TAM historical information for 2012 and prior periods had certain errors that were revised for 2012. For more information, see “Item 5. Operating and Financial Review and Prospects—Accounting Impact of the Business Combination.”

b)	Property, plant and equipment (Fleet, including finance leases): The fair value of TAM’s aircraft recorded as property, plant and equipment was decreased to reflect the fair value on the date of the business combination. As a result of this adjustment and adjustments related to changes in the method of depreciation of aircraft components, major maintenance associated with those components, useful lives and residual values, the Unaudited Pro Forma Statement of Income reflects an increase in cost of sales of US$43.9 million for the year ended December 31, 2012. The details of the differences in depreciation methods are as follows:

I.	TAM does not recognize and separately depreciate major maintenance components of aircraft and engines recorded as property, plant and equipment for which they hold power by the hour maintenance contracts; such maintenance costs are recorded as a liability in the balance sheet and expense in the statement of income as hours are flown and cycles incurred. See pro forma adjustment (e) where this provision in TAM’s statement of income is reversed. LATAM recognizes separately and depreciates all such maintenance components over their technical useful lives as measured in flight hours or cycles. The effects on depreciation of applying LATAM’s policy to TAM’s aircraft and engines recorded as property, plant and equipment are included in the pro forma adjustment noted in (b) above.

II.	The pro forma adjustments noted in (b) above include the effects of reassigning residual values to TAM’s aircraft and engines recorded as property, plant and equipment for the purposes of calculating depreciation. Such residual values have been determined based on the expected market value of each aircraft or engine at the end of its expected useful life.

III.	For the purposes of calculating the above pro forma adjustments to depreciation, the fair value of TAM’s aircraft have been separated into components using the methodology and percentage benchmarks which LATAM has developed for the purposes of depreciating its fleet of aircraft and engines.

IV.	The useful lives applied to depreciate the maintenance related components of TAM’s aircraft and engines recorded as property, plant and equipment for the purposes of the Pro Forma Statement of Income have been determined, where applicable, based on the standards used by LATAM for each specific model of aircraft and engine. The useful lives applied to non-maintenance related components have been maintained as those applied by LATAM and TAM in each of their financial statements, as these useful lives are dependent on the contractual conditions of ownership or leasing of each individual aircraft and engine.

c)	Property, plant and equipment (Land and buildings): The carrying value of TAM’s land and buildings was decreased to reflect the fair value on the date of the transaction. As a result of this adjustment, the Unaudited Pro Forma Statement of Income reflects a decrease in depreciation of US$1.0 million for the year ended December 31, 2012.

d)	Aircraft operating leases: The provision for major maintenance on TAM’s aircraft under operating leases with time & materials maintenance contracts was increased, in order to account for these maintenance costs in a manner consistent with that applied by LATAM in its consolidated financial statements. As a result of these adjustments, the Unaudited Pro Forma Statement of Income reflects an increase in cost of sales of US$46.0 million for the year ended December 31, 2012 and an increase in other losses of US$7.8 million. TAM does not establish a provision for these costs but rather records them in its statement of income when such costs are incurred. LATAM records a provision for these costs based on flight hours and cycles incurred from the date on which the aircraft is first leased and utilizes this provision as and when related major maintenance activity occurs or reimbursements are required to be made to the lessor at the end of the lease term.

e)	The provision for maintenance costs relating to TAM aircraft and engines recorded as property, plant and equipment was decreased to account for these costs in a manner consistent with that applied in the LATAM consolidated financial statements. As a result of these adjustments, the Unaudited Pro Forma Statement of Income reflects a decrease in cost of sales of US$39.0 million for the year ended December 31, 2012. As discussed in the pro forma adjustments noted in in (b)(I) above, LATAM’s accounting policy for aircraft and engines recorded in property plant and equipment provides for the major maintenance components of such aircraft to be designated as components within property plant and equipment and depreciated over their technical useful lives as measured in flight hours or cycles. TAM accounts for such costs for aircraft and engines under power by the hour contracts in its financial statements by creating a liability and recording the corresponding cost in its statement of income for each hour or cycle flown.

f)	LAN and TAM incurred a total of US$59.2 million in one-time costs directly attributable to the business combination for the year ended December 31, 2012. These costs relate primarily to fees paid to legal and other professional advisors. These non-recurring costs and the related tax effects have been eliminated in the Unaudited Pro Forma Statement of Income. Additionally, a fair value adjustment of US$16.7 million relating to credit card chargebacks increased administrative expenses for the year. On a net basis, these adjustments resulted in a decrease in administrative expenses of US$42.4 million.

g)	Hedge Accounting: The Unaudited Pro Forma Statement of Income reflects an increase in interest income of US$13.2 million for the year 2012 and a decrease in interest expense of US$7.6 million for year 2012, to account for TAM fuel hedging costs in a manner consistent with that applied by LATAM in its consolidated financial statements. Fuel hedging contracts are not subject to hedge accounting at TAM, but LATAM accounts for these contracts under hedge accounting.

h)	Financial liabilities: The difference between the fair value and the face amount of borrowings on the date of the business combination is amortized as an increase in financial costs over the remaining term of the borrowings based on their respective maturity dates. As a result of these adjustments, the Unaudited Pro Forma Statement of Income reflects higher financial costs of US$9.7 million for the period the year ended December 31, 2012. On a net basis, when taken together with the decrease in interest expense as a result of TAM fuel hedging costs adjustments described in (f) above, the unaudited pro forma statement of income reflects an aggregate increase in financial costs of US$2.0 million in the year ended December 31, 2012.

i)	Income Taxes: The Unaudited Pro Forma Statement of Income reflects a decrease in income tax expense of US$3.1 million for the year ended December 31, 2012. These adjustments correspond to the deferred income tax effects of the purchase accounting and accounting policy adjustments to TAM’s results. The deferred income tax effects have been calculated by applying the Brazilian statutory income tax rate of 34%, and the effective tax rate of LAN to the expenses corresponding to the Company.

j)	Earnings per share: Basic and diluted pro forma earnings per share have been calculated for the year ended December 31, 2012 based on the assumption that the shares issued in order to consummate the transaction had been issued at January 1, 2012.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2012 (actual) as retrospectively revised compared to year ended December 31, 2011 (actual)

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2012 (including TAM’s results from June 23, 2012) and for LATAM Airlines Group, for the year ended December 31, 2011, which represents the historical income statement data of LAN for certain operating data during these years.

	Year Ended December 31
	2012	2011	2012	2011	2012/2011 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Passenger	7,966.8	4,008.9	82.0%	71.8%	98.7%
Cargo	1,743.5	1,576.5	18.0%	28.2%	10.6%

Total operating revenues	9,710.4	5,585.4	100.0%	100.0%	73.9%
Cost of sales	(7,634.5)	(4,078.6)	78.6%	73.0%	87.2%

Gross margin	2,075.9	1,506.5	21.4%	27.0%	37.8%
Other operating income	220.2	132.8	2.3%	2.4%	65.4%
Distribution costs	(803.6)	(479.8)	8.3%	8.6%	67.5%
Administrative expenses	(889)	(405.7)	9.2%	7.3%	119.0%
Other expenses	(311.8)	(214.4)	3.2%	3.8%	44.9%
Other gains/(losses)	(45.8)	(33.0)	0.5%	0.6%	39.4%
Financial income	77.5	14.5	0.8%	0.3%	450.0%
Financial costs	(294.6)	(139.1)	3.0%	2.5%	112.2%
Equity accounted earnings	1.0	0.5	0.0%	0.0%	100.0%
Foreign exchange gains/(losses)	66.7	(0.3)	0.7%	0.0%	100.0%
Result of indexation units	0.0	0.1	0.0%	0.0%	0%

Income before taxes	96.7	382.4	1.0%	6.8%	(74.6)%
Income tax expense	(102.4)	(61.8)	1.1%	1.1%	68.9%

Net (loss)/income for the year	(5.6)	320.6	0.1%	5.7%	(101.9)%

(Loss)/Income attributable to owners of the parent	(19.1)	320.2	0.2%	5.7%	(105.9)%
Income/(loss) attributable to non-controlling interest	13.4	0.4	0.1%	0.0%	100.0%

Net (loss)/income for the year	(5.6)	320.6	0.1%	5.7%	(101.9)%

Earnings per share
Basic (loss)/earnings per share (US$)	(0.0463)	0.9434	n.a.	n.a.	(104.9)%
Diluted (loss)/earnings per share (US$)	(0.0463)	0.9426	n.a.	n.a.	(104.9)%

*	The abbreviation “n.a.” means “not available”.

Net (Loss)/Income

Net income decreased by 101.9% to a loss of US$6 million for the year ended December 31, 2012 from an income of US$321 million in 2011. Net income attributable to the owners of the parent decreased by 105.9% to a loss of US$19 million in 2012 from an income of US$321 million in 2011. Results for the 2012 year were negatively impacted by a net loss of US$45 million related to the business combination with TAM and integration costs of US$47 million, due to the combination of LAN and TAM on June 22, 2012. In addition, LATAM recorded an accounting charge of US$70 million related to the increase in the Chilean corporate tax rate from 17% to 20% during 2012.

LATAM’s total operating revenues increased by 73.9% during 2012, reflecting the consolidation of TAM’s revenues from June 23, 2012, as well as solid upward demand trends in our passenger business. The increase in operating revenues was attributable to an increase in passenger and cargo revenues of 98.7% and 10.6%, respectively. Passenger and cargo revenues accounted for 82% and 18% of total operating revenues in 2012, respectively.

Passenger traffic and capacity increased significantly in 2012 following the consolidation of TAM’s domestic and international operations. Other capacity increases were mainly focused on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States, and were partially offset by decreased capacity on Brazilian domestic routes.

Operating expenses also increased as a result of our increase in operations (including a larger fleet) following the combination with TAM on June 22, 2012.

Operating Revenues

Operating revenues increased 73.9% to US$9,710 million for the year ended December 31, 2012 from US$5,585 million in 2011. Our consolidated passenger revenues increased by 98.7% to US$7,967 million in 2012 from US$4,009 million in 2011, primarily as a result of the consolidation of TAM’s revenue from June 23, 2012. These consolidated revenues incorporate US$3,645 million as a result of the business combination with TAM. Notwithstanding the combination with TAM, the increase in passenger revenues is mainly attributable to an increase of 12.0% in passenger capacity, as measured in ASKs, and a 0.9% increase in unit revenue per ASK.

Cargo revenues increased by 10.6% to US$1,743 million in 2012 from US$1,576 million in 2011, also as a result of the consolidation of TAM’s cargo revenues from June 23, 2012. These consolidated Cargo revenues incorporate US$196 million as a result of the combination with TAM. Excluding this effect, cargo revenues decreased 2.2%.

Other operating income also increased by US$87 million to US$133 million in 2012 from US$220 million in 2011, due primarily to the sale of two properties owned by Inmobiliaria Aeronautica S.A., an affiliate of LATAM, and the sale of a Boeing 767-200 and three Airbus A318s. As a result of the combination with TAM, US$50 million in other operating income relating to TAM has been included in our consolidated results.

Cost of Sales

Cost of sales increased by 87.2% to US$7,634 million for the year ended December 31, 2012 from US$4,078 million in 2011, mainly as a result of increase in operations due to the consolidation of TAM’s costs from June 23, 2012. As a percentage of total revenues, cost of sales increased from 73.0% in 2011 to 78.6 % in 2012.

The table below presents cost of sales information for the fiscal year ended December 31, 2012 and 2011 actual.

	Year Ended December 31
	2012	2011	2012	2011	2012/2011 % change
	(in US$millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	9,710.4	5,585.4	82.0%	71.8%	98.7%
Cost of sales	(7,634.5)	(4,078.6)	78.6%	73.0%	87.2%

Aicraft Fuel	(3,434.6)	(1,750.1)	(35.4)%	(31.3)%	96.3%
Wages and Benefits	(1,431.2)	(717.5)	(14.7)%	(12.8)%	99.5%
Other Rental and Landing Fees	(1,052.6)	(671.6)	(10.8)%	(12.0)%	56.7%
Depreciation and Amortization	(771.1)	(396.5)	(7.9)%	(7.1)%	94.5%
Aircraft Rentals	(308.8)	(174.2)	(3.2)%	(3.1)%	77.3%
Aircraft Maintenance	(297.6)	(182.4)	(3.1)%	(3.3)%	63.2%
Passenger Services	(239.8)	(136.0)	(2.5)%	(2.4)%	76.3%
Other Costs of Sales	(98.8)	(50.3)	(1.0)%	(0.9)%	96.4%

The increase in cost of sales was driven by higher aircraft fuel expenses, which increased by 96.3% to US$3,434 million in 2012 from US$1,750 million in 2011. Fuel expenses increased mainly due to a 68.7% increase in consumption related to the incorporation of TAM’s operations from June 23, 2012. Notwithstanding the incorporation of TAM’s operations, the increase reflects a rise of 7.4% in prices and 6.1% in consumption. In addition, LATAM recognized a net loss of US$1.8 million in fuel hedging, compared to a gain of US$40 million in 2011.

Wages and benefits increased 99.5% to US$1,431 million in 2012 compared to US$718 million in 2011, mainly due to the combination between LAN and TAM.

Depreciation and amortization increased by US$388 million of which US$318 million was due to the combination with TAM. This represents an increase of 98% mainly due to the incorporation in 2012 under property, plant and equipment of all of TAM’s fleet (including new TAM fleet deliveries in 2012). Notwithstanding the incorporation of TAM’s fleet, the increase was mainly due to the addition to the LAN fleet of three Airbus A319 aircraft, seven A320 Airbus aircraft, nine Boeing 767 aircraft, three Boeing 787 aircraft, four Boeing 777 aircraft and two Boeing 777F aircraft during 2012.

Other rental and landing fees increased by US$381 million, of which US$335 million was due to the combination with TAM. Notwithstanding the combination with TAM, the increase is largely due to higher charter aircraft rentals and aeronautical charges and handling fees, in line with the increase in the size of the LAN fleet during the year detailed above. This increase was partially offset by lower costs of aviation insurance.

Aircraft maintenance expenses increased by 63.7%, to US$298 million in 2012 from US$182 million in 2011, with US$77 million due to the combination with TAM. Notwithstanding the combination with TAM, the increase is due to the increase in the size of the LAN fleet during the year detailed above.

Aircraft rentals increased by US$139 million, primarily due to an increase of US$133 million in aircraft rentals as a result of the combination with TAM. In addition, LATAM recently leased four Airbus A320 aircraft. This increase is partially offset by the return of three Boeing 737s and two Boeing 767s.

Passenger service expenses increased by 76.5%, to US$240 million in 2012 when compared to passenger service expenses of US$136 million in 2011. This increase was primarily due to the effect of the combination with TAM, which added US$92 million to the passenger service expenses. Notwithstanding the combination with TAM, the increase is primarily due to a 16.4% increase in the number of passengers transported, partially offset by lower passenger compensation payments.

As a result of the above, gross margin increased by 37.8% to US$2,076 million in 2012 from US$1,507 million in 2011, as the increase in total revenues in 2012 following the combination of LAN and TAM were greater than the increase in costs of sales associated with the consolidation of TAM’s operations.

Other Consolidated Results

Other operating income increased by US$87 million to US$220 million for the year ended December 31, 2012 from US$133 million in 2011, due primarily to the sale of two properties owned by Inmobiliaria Aeronautica S.A. and the sale of a Boeing 767-200 and three Airbus A318s, which together amounted to approximately US$29 million. As a result of the combination with TAM, US$50 million in other operating revenue relating to TAM has been included in our consolidated results.

Distribution costs increased by 67.5% to US$804 million in 2012 from US$480 million in 2011, as a result of the consolidation of TAM’s results from June 23, 2012.

Administrative expenses increased by 119.0% to US$889 million in 2012 from US$406 million in 2011, due to the higher number of employees following the combination of LAN and TAM in 2012.

Other expenses increased by 44.4% to US$310 million in 2012 from US$214 million in 2011, as a result of higher sales costs, advertising and marketing expenses, and costs related to tours and travel services, related to the combination of TAM’s operations from June 23, 2012.

Financial income increased to US$77 million in 2012 from US$14 million in 2011, due to a higher average cash balance during the period, following the consolidation of TAM’s results from June 23, 2012.

Financial costs increased by 112.2% to US$295 million in 2012 from US$139 million in 2011 due to higher average long-term debt related to fleet financing mainly related to the consolidation of TAM’s fleet.

Exchange rate differences increased to a gain of US$67 million in 2012 from a loss of US$0.3 million in 2011. The 2012 amount is primarily due to the consolidation of TAM operations from June 23, 2012, which are substantially conducted in Brazilian real.

Under other gains/(losses), the Company recorded a net loss of US$46 million in 2012, mainly due to aircraft sale and redelivery costs.

Income tax expenses increased by 68.9%, totaling US$103 million in 2012 as compared to US$61 million in 2011.

Accounting impact of the business combination

The merger between LAN and TAM has been accounted for using the purchase method of accounting, with LAN treated as the acquirer of TAM.

Consideration paid was calculated, in accordance with IFRS 3, as the sum of the fair value of the LAN shares provided and the squeeze-out of the remaining TAM shareholders. Following this criteria, the total consideration paid as of June 22, 2012 was US$ 3,782.2 million.

As a result of the consolidation, certain TAM assets and liabilities which were accounted for at historical values were incorporated into the consolidated balance sheet at their fair value, as required by applicable accounting principles. Applicable accountings standards permit a one year measurement period, requiring fair value adjustments completed during that period to be adjusted against previously reported goodwill. As of June 30, 2013, the purchase price allocation has been completed. Previously reported goodwill has been adjusted to reflect fair value changes in this one year period. Goodwill as of June 30, 2013 amounts to US$ 3,890.2 million.

The main adjustments to the balance sheet accounts of TAM as a result of the consolidation with LATAM Airlines Group were related to the fair values of the following: (i) airport slots (Congonhas, JFK and Heathrow airports); (ii) the Multiplus loyalty program; (iii) fleet; and (iv) other provisions, including legal proceedings with a probability of loss below 50%, which are not accounted for under the normal course of business but must be accounted for under a business combination, according to applicable accounting standards (IFRS 3). In addition, during the first half of 2013, the Company identified and corrected certain errors in the financial statements of TAM, which are not material for LATAM.

Retrospective revision of the consolidated financial statements for fiscal year 2012

As required by IFRS, the consolidated financial statements of LATAM for 2012 have been retrospectively revised to reflect the following:

(i)	The fair value adjustments mentioned above, which resulted in an increase in the Company’s assets (other than goodwill) of US$ 485 million as of December 31, 2012 and an increase of US$ 1,039 million in liabilities. This resulted in US$ 19 million of lower net income for 2012.

(ii)	Error corrections in TAM’s financial statements as of 2012 in a total amount of US$599 million as of December 2012, of which US$416 million are related to revenues and deferred revenues, and US$183 million are related to taxes and deferred taxes. This adjustment resulted in US$11 million of lower net income for LATAM in 2012. The corrections of these errors have been made retrospectively and are not material to LATAM. Therefore, they do not require LATAM to re-issue its 2012 financial statements.

The abovementioned errors have also been corrected for purposes of the pro forma financial statements for the first half of 2012, prior to the business combination, resulting in US$30 million of less revenue during this period.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (42% in 2013) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (60% in 2013) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over flight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of our liabilities are denominated in U.S. dollars (75% as of December 31, 2013), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2013, 48% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Although we generally maintain our international passenger fares and cargo prices in U.S. dollars or at prices pegged to the U.S. dollar, we are exposed to foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange profit of US$66.7 million in 2012 and a net foreign exchange loss of US$482.2 million in 2013, which are set forth in our consolidated statement of income under “Exchange rates differences.” For more information, see Notes 2.3(a) and 33 to our audited consolidated financial statements.

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

The table below reconciles our operating expenses (as defined by IFRS) for 2013, 2012 and 2011 to costs used in the calculation of “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” for such periods. Figures for 2012 (pro forma) have been presented on a pro forma basis to include the operating data of TAM for all of 2012. Figures for LATAM 2012 (actual) correspond to LATAM’s consolidated audited financial statements prepared in accordance with IFRS for the year ended December 31, 2012, including TAM’s consolidated costs from June 23, 2012 and TAM’s third and fourth quarter operating statistics. Figures for LAN 2011 (actual) represent LAN’s historical operating expenses and statistics and do not include any costs or statistics from TAM.

	2013 LATAM	2012 LATAM (pro forma)	2012 LATAM (actual)	2011 LAN (actual)
Cost per ASK-equivalent
Operating expenses (US$ thousands)	12,622,197	13,130,717	9,638,479	5,178,554
+ Interest expense (US$ thousands)	462,524	444,201	294,598	139,077
– Interest income (US$ thousands)	72,828	117,172	77,489	14,453
– Other operating income (US$ thousands)	341,565	265,365	220,156	132,804
ASK-equivalent operating expenses	12,670,328	13,192,381	9,635,432	5,170,374
Divided by system’s ASK-equivalents (thousands)	212,236,832	212,669,546	161,209.26	102,798.87
= Cost per ASK equivalent (US$ cents)	5.97	6.20	5.98	5.03
Cost per ASK-equivalent excluding fuel price variations
ASK-equivalent operating expenses (thousands)	12,670,328	13,192,381	9,635,432	5,170,374
– Actual fuel expenses (US$ thousands)	4,414,249	4,780,289	3,434,569	1,750,052
+ (Gallons consumed) times (previous year’s fuel price)	4,675,532	4,359,448	2,952,257	1,303,621
ASK-equivalent operating expenses excluding fuel price variations	12,931,611	12,771,540	9,153,120	4,723,943
Divided by system’s ASK-equivalents (thousands)	212,236,832	212, 669,546	161,209.26	102,798.87
= Cost per ASK-equivalent excluding fuel price variations (US$ cents)	6.09	6.01	5.68	4.60

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated. Figures for 2012 (pro forma) have been presented on a pro forma basis to include the revenues of TAM for 2012. Figures for LATAM 2012 (actual) correspond to LATAM’s consolidated audited financial statements prepared in accordance with IFRS for the year ended December 31, 2012, including TAM’s consolidated revenues from June 23, 2012. Figures for LAN 2011 (actual) represent LAN’s historical revenues and do not include any revenues from TAM.

	2013 LATAM	2012 LATAM (pro forma)	2012 LATAM (actual)	2011 LAN (actual)
Passenger Revenues (US$ million)	11,061.56	11,016.98	7,966.85	4,008.91
ASK (million)	131,690.60	132,186.04	93,318.15	48,153.58
Passenger Revenues/ASK (US$ cents)	8.40	8.33	8.54	8.33 3
Cargo Revenues (US$ million)	1,862.98	1,939.75	1,743.53	1,576.53
ATK (million)	7,651.88	7,645.95	6,449.50	5,192.74
Cargo Revenues/ATK (US$ cents)	24.35	25.37	27.03	30.36

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is always a higher demand for air transportation services in the second half of the year, leaving the second quarter as the weakest one for the Company. However, the seasonality is partially mitigated by the fact of LATAM having higher than market average concentration of business travel (which is less sensitive to seasonality). Additionally, the expansion of the Company in other countries with different seasonal patterns has also moderated the overall seasonality of the passenger business.

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

Additionally, the management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. The above on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM (except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out described in Note 18.2.a), entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

In addition, LATAM is in the process of integrating the operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate the performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

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

The Company has a frequent flyer program for LATAM passengers called LANPASS and a frequent flyer program for TAM passengers called TAM Fidelidade. Customers can also earn points through Multiplus, a subsidiary of TAM, which permits the accrual of points for many products and services (not just airline flights) and had more than 200 partner establishments, including the TAM Fidelidade program, as of December 31, 2013.

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

Property, Plant and Equipment

LATAM’s land is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation and any impairment loss.

The amount of advance payments to aircraft manufacturers are capitalized by the Company under “Construction in progress” until receipt of aircraft.

Subsequent costs (replacement of components, improvements and extensions) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written-off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

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

Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of on balance sheet aircraft, these maintenance costs are capitalized as Property, plant and equipment, while in the case of off balance sheet aircraft maintenance costs are periodically provided for and recognized through profit and loss as “Cost of sales”.

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

For foreign currency hedges, the amounts shown in equity are reclassified to results to the extent that the deferred revenue resulting from the use of points, are recognized as income.

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

Recently Issued Accounting Pronouncements

•	IAS 1 Presentation of financial statements (Amendment issued in June 2008)

•	IAS 27 Separate financial statements (issued in May 2011)

•	IFRS 7 Financial instruments: Disclosures (Amendment issued in December 2011)

•	IFRS 10 Consolidated financial statements (issued in May 2011)

•	IFRS 11 Joint arrangements (issued in May 2011)

•	IFRS 12 Disclosures of interests in other entities (issued in May 2011)

•	IFRS 13 Fair value measurement (issued in May 2011)

•	IAS 19 Employee benefits (Amendment issued in June 2011 and November 2013)*

•	IAS 32 Financial instruments: Presentation (Amendment issued in December 2011)*

•	IFRS 9 Financial instruments (issued in December 2009 and November 2013)*

•	IAS 36 impairment of assets (issued in May 2013)*

•	IAS 39 Financial instruments: Recognition and measurement (issued in June 2013)*

•	Improvements issued in 2012

(i)	IAS 1 Presentation of financial statements (May 2012)

(ii)	IAS 16 Property plant and equipment (May 2012)

(iii)	IAS 32 Financial instrument: Presentation (May 2012)

(iv)	IAS 34 Interim Financial Reporting (May 2012)

(v)	Amendments to IFRS 10 Consolidated financial statement, IFRS 11 Joint arrangements and IFRS 12 Disclosure of interests in other entities (June 2012)

(vi)	IAS 27 Separate financial statements, IFRS 10 Consolidated financial statements and IFRS 12 Disclosure of interest in other entities (October 2012)

•	Improvements issued in 2013

(i)	IFRS 2 Share-based payment (Dec 2013)*

(ii)	IFRS 3 Business combinations (Dec 2013)*

(iii)	IFRS 8 Operating segments (Dec 2013)*

(iv)	IFRS 13 Fair value measurement (Dec 2013)*

(v)	IAS 16 Property, plant and equipment (Dec 2013)*

(vi)	IAS 24 Related party disclosures (Dec 2013)*

(vii)	IFRS 1 Frist-time adoption of International Finance Reporting Standards (Dec 2013)*

(viii)	IAS 40 Investment property (Dec 2013)*

•	IFRIC 21 Levies

*	Standards not yet effective.

The Company’s management believes that the early adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company only has early adopted the amendment to IAS 36.

B. Liquidity and Capital Resources

LATAM cash and cash equivalents totaled US$1,984.9 million as of December 31, 2013, US$650.3 million as of December 31, 2012 and US$374.4 million as of December 31, 2011. Additionally, the Company had short term marketable securities totaling US$576.7 million as of December 31, 2013, US$470.1 million as of December 31, 2012 and US$98.1 million as of December 31, 2011. In the aggregate, LATAM’s cash and marketable securities totaled US$2,561.6 million as of December 31, 2013, US$1,120.3 million as of December 31, 2012 and US$472.5 million as of December 31, 2011.

The US$1,441.3 million increase in our cash and marketable securities from 2012 to 2013 was mainly due to LATAM’s Capital Increase of US$784.0 million in 2013 representing a 83.4% of the total Capital Increase completed on January 10, 2014 (See “Item 4. Information on the Company—B. Business Overview—Business Strategy—Improve our Capital Structure.”) and the Securitization of airline ticket credit card voucher receivables for US$450 million. In January 2014, LATAM received an additional US$ 156.5 million upon completion of the Capital Increase. Changes in our net cash generated from operating, investing and financing activities are described below.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2013, 2012 and 2011 and our total cash position as of December 31, 2013, 2012 and 2011.

	2013	2012	2011
	(in US$ millions)
Net cash generated from operating activities	1,408,7	1,203.8	767.7
Net cash used in investing activities	(1,278.8)	(1,926.4)	(1,241.1)
Net cash generated from financing activities	1,205.8	1,005.2	216.9
Effects of variation in the exchange rate on cash and cash equivalents	1.0	(6.7)	(0.1)
Cash and cash equivalents at the beginning of the year	650.3	374.4	631.1
Cash and cash equivalents at the end of the year	1,984.9	650.3	374.4

In addition to the cash and marketable securities LATAM has access to short term credit lines. As of December 31, 2013, LATAM had working capital uncommitted credit facilities for a total amount of US$ 1.9 billion, of which $1,091 million was drawn as of December 31, 2013, and committed credit lines with a total available amount of US$185 million, of which $0 was drawn as of December 31, 2013.

Net cash generated from operating activities

Cash from operations is derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2013 increase $204.9 million, or 17.0%, from US$1,203.8 million in 2012, primarily due to an improvement in the operational margin and the turnaround of the Brazilian domestic market, mainly reflected in a stronger fourth quarter operational result. Net cash generated from LATAM’s operating activities in 2012 increased US$436.1 million from US$767.7 million in 2011 to US$1,203.8 million in 2012, mainly due to the increase in operations following the combination of LAN and TAM on June 22, 2012. In addition, cash flows from operations in 2011 were reduced by US$84.0 million as a result of fine payments.

Net cash used in investing activities

Net cash used in investing activities in 2013 decreased US$647.6 million from US$1,926.4 million in 2012 to US$1,278.8 million in 2013, primarily due to LATAM’s capital increase, the decrease in capital expenditure and the return of PDP payments relating to the aircraft deliveries. Aircraft purchases in 2013 included 20 narrow body aircraft and 4 wide body aircraft for a total of US$1,219 million.

Net cash used in investing activities in 2012 increased US$685.3 million from US$1,241.1 million in 2011 to US$1,926.4 million in 2012, primarily due to aircraft purchases which were partially offset by the inclusion of US$264.0 million of cash on the balance sheet of TAM. Aircraft purchases in 2012 included 14 narrow body aircraft and 18 wide body aircraft for a total of US$2,535 million.

Net cash generated from financing activities

Net cash generated from financing activities increased by US$200.6 million from US$1,005.2 million to US$1,205.8million in 2013, primarily due to increase long term debt related to new aircraft purchases, but partially offset by the voluntary prepayment of the BRL 400 million local Brazilian bonds.

Net cash generated from financing activities increased by US$788.3 million from US$216.9 million to US$1,005.2 million in 2012, primarily due to increase long term debt related to new aircraft purchases. Of these 2012 aircraft purchases, approximately 85% of the net aircraft prices were financed.

Sources of financing

Long term

We typically finance our fleet with long-term loans covering between 80% and 100% of the net purchase price. We also finance our aircraft under sale and leaseback arrangements in order to add flexibility to our fleet. For more information regarding to the fleet financing, please refer to “—F. Tabular Disclosure of Contractual Obligations.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing including securitization of ticket receivables or the securitization of fleet and engines or the issuance of additional debt or equity securities.

During 2013, LATAM completed two important debt structuring transactions. On November 7, 2013, LATAM issued a 7-year securitized bond, securitizing the future flow of receivables from certain foreign institutions operating credit card systems in the United States and Canada in the amount of US$450 million, at an interest rate of 6.0% per annum. Later, on December 19th, LATAM completed the refinancing of five B767 aircrafts, including three passengers and two freighters B767, for a total amount of US$95.3 million.

Short term

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2013, we maintained US$629 million in short-term credit lines with both local and foreign banks, including US$185 million of committed credit lines.

We have diversified our sources of short term financing to include the following: PAE (“Prestamos a Exportadores”), which are foreign currency short term loans granted to exporting parties in Chile mainly to finance working capital; FINIMPS (“Financiamento à Importação”), which are short term loans granted to importers in Brazil; Credit card advancements, a financial alternative where the bank advances to the Company the cash inflows related to the credit card sales on installments with a discount factor; and advance purchases by Multiplus of kilometers for TAM flights, in an amount at any time up to a maximum of R$500 million.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$1,381.8 million in 2013, US$2,389.4 million in 2012 and US$1,367.0 million in 2011. See “—Sources of financing” above.

The following chart sets forth our estimate, as of December 31, 2013, of our future capital expenditures for 2014, 2015, 2016, 2017 and 2018 calendar years:

	Estimated capital expenditures by year, as of December 31, 2013
	2014	2015	2016	2017	2018
	(in US$ millions)
Expenditures on aircraft	1,149	1,471	3,034	3,297	2,856
PDPs (1)	95	181	-96	-207	-369
Purchase Obligations	1244	1652	2938	3090	2487

Other expenditures(2)	399	375	353	336	312
Total	1,643	2,027	3,291	3,426	2,799

(1)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made, when the manufacturer refunds the PDPs to LATAM.
(2)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Item 4. Information on the Company—B. Business Overview—Fleet.” We have projected our capital expenditures based on our anticipated deliveries of aircraft fleet. See “—F. Tabular Disclosure of Contractual Obligations” below for a description of our purchase obligations, borrowings and other contractual commitments as of December 31, 2013.

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

D. Trend Information

During 2014, we expect to continue to experience positive trends in the passenger operations, where we see significant growth opportunities in domestic and international markets in Latin America, and believe that the positive integration of LAN’s and TAM’s operations will allow us to start achieving the estimated synergies of the combination. Fuel prices have remained relatively stable thus far in 2014. Nevertheless, geopolitical instability, which affects the supply of fuel, is a potential risk since fuel supply is key to our business, as it represents approximately 35% of our operating expenses. We can address increases in fuel prices through our fuel-hedging policy and the use of pass-through mechanisms for both the passenger and cargo operations. However, these strategies are never completely effective and our operating margins are negatively impacted by a higher fuel price scenario. Specifically, we expect to face:

•	slight revenue growth in the passenger operations, resulting from a rationalization of passenger capacity in the domestic Brazil market and the international long haul operations, partially offset by still strong traffic growth in the operations in our Spanish speaking countries. During January and February 2014, passenger traffic decreased by 1.1% compared to the same period in 2013, driven mainly by a decrease of 3.0% in traffic in international routes and the continued rationalization in the domestic Brazil market, where traffic decreased by 1.9% in the period. This trend was partially offset by solid growth in domestic operations in Chile, Peru, Argentina, Ecuador and Colombia, where traffic increased 7.1% as compared to the same period in 2013. In the Brazilian domestic market, capacity decreased by 5.0% during the two month period ended February, leading to a load factor of 83.0%, an increase of 2.6 percentage points as compared to the same period in 2013. In our international operations, capacity strongly decreased by 7.2% in the period, resulting in a strong increase of 3.6 percentage points in load factors, from 79.8% to 83.4%. This capacity rationalization has been focused on unprofitable routes, mainly routes from Rio de Janeiro to Europe. Capacity increases have mainly been focused on domestic routes within our Spanish speaking countries. In these markets, capacity grew by 5.5% in January and February 2014 as compared to the same period in 2013, and traffic continued to increase at a strong pace.

•	cargo operations continue to be adversely affected by the challenging macroeconomic environment, which we expect to be partially compensated by solid export volumes from Latin America to the United States and Europe. During January and February 2014, cargo traffic, as measured in RTKs, slightly increased by 0.1%, while capacity decreased by 5.2% as compared to the same period in 2013. As a consequence, the cargo load factor increased by 3.0 percentage points to 57.1% as compared to the same period in 2013. Despite the challenging scenario in the cargo business, we have been able to adjust our cargo freighter capacity and focus in the optimization of the belly capacity to better respond to the current situation.

In 2014, we expect to continue expanding and diversifying our revenue base through the expansion of our network, namely, by further developing our existing routes, adding new destinations, developing new alliances, and entering new markets. During 2014, we expect to receive 14 Airbus A320-Family aircraft to operate domestic and regional routes, as well as 5 additional wide-body passenger aircraft (Models Boeing 767-300 and Boeing 787-8 Dreamliners) for long-haul routes. We also expect the return of 5 leased Boeing 737 aircraft, the return of 3 leased A340 aircraft, and the return of 3 leased Dash 8-Q400 aircraft operated by LAN Colombia. In addition, we expect to sale 7 Airbus A330 and take phase out some Airbus A320 family aircraft to be replaced by new aircraft of this family. See “Item 4. Information on the Company—B. Business Overview—Fleet.”

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

We continue to maintain significant flexibility to adjust the physical size of our fleet. Between 2014 and 2016, we will have 25 operating lease expirations (including Japanese operating leases) in our wide-body passenger fleet, which can be terminated without cost. Starting in 2010, part of our Boeing 767 fleet has been fully paid, providing us with additional financial flexibility.

We also intend to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes, reducing commercial costs, continuing to develop our domestic business model for short-haul operations, and further developing the LEAN system in our processes.

Although we expect fuel prices to remain stable for the remainder of 2014, we will continue to use fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. For instance, as of March 31, 2014 we have hedged approximately 56% of our estimated fuel requirements for the first quarter 2014, 51% for the second quarter and 25% for the third quarter. These hedging instruments are comprised of a combination of WTI and jet fuel collars and swaps. These hedges are for an average price between US$120 and US$122 dollars per barrel in jet fuel prices.

E. Off-Balance Sheet Arrangements

As of December 31, 2013 the Company had 128 aircraft (of which 79 are obligations of TAM and 49 are obligations of LAN) and 19 aircraft engines under operating leases. These operating leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2013 were US$1,912.0 million, for all remaining periods through maturity (the latest of which expires in 2020). See “—F. Tabular Disclosure of Contractual Obligations.”

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

LATAM operates 22 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability. Of LATAM’s total tax leases, nine TAM tax leases are classified as operating leases for accounting purposes as of December 31, 2013.

As of December 31, 2013, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 33 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and commitments primarily related to the payment of aircraft debt and lease arrangements, principal and interest on our non-aircraft long-term debt (which consists of senior notes, a securitized bond and bank loans), short-term export-import credits and for the future incorporation of aircraft to our fleet.

The Company’s debt that is secured by aircraft (including Export-Import Bank of the United States (“Ex-IM Bank”) Bank guaranteed bonds, Export Credit Agency (“ECA”) guaranteed loans, commercial loans, Japanese Lease with a call option (“JALCO”) structures and capital leases) as of December 31, 2013, was US$6,654.0 million. In general, LATAM’s aircraft debt has 12 year repayment profiles. However, some financing structures feature a balloon payment or a purchase option at the end of the lease. By refinancing this balloon payment, the maturity dates of a number of our aircraft financings have been extended for another 3 to 8 years (some up to 20 years in total). Our 2013 aircraft acquisitions are described in further detail below under “—2013 Fleet Acquisitions.”

During December 2013, following LATAM’s strategy to reduce its short term debt and replace it by more structured long term facilities, the company pledged five fully paid B767 aircraft (three passenger and two Cargo aircraft) as collateral for a bank loan for an amount of US$ 95 million due in December 2016.

Regarding non-aircraft debt, LATAM issued a securitized bond for an amount of US$ 450 million in November 2013 with seven years tenor and two years interest only. This bond is backed by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments.

In addition, TAM has three series of senior notes, totaling US$1,100 million. TAM’s senior notes comprise:

•	US$300 million due in 2017, with a fixed coupon of 7.375% payable semi-annually, issued by TAM Capital Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. These notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007, TAM completed an exchange offer pursuant to which 99.2% of the holders exchanged these notes for new notes that are registered under the Securities Act and otherwise have identical terms;

•	US$300 million due in 2020, with a fixed coupon of 9.5% payable semi-annually, issued by TAM Capital 2 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas; and

•	US$500 million due in 2021, with a fixed coupon of 8.375% payable semi-annually, issued by TAM Capital 3 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas.

The average interest rate of all of our long term debt (which is our aircraft debt plus the senior notes issued by TAM, the LATAM securitization and bank loans) was 3.89% as of December 31, 2013. Out of the total long-term debt, 73% accrues interest at a fixed rate (either through a stated fixed interest rate or through our use of interest rate swap agreements) or is subject to interest rate caps.

As of December 2013, LATAM had US$1,969.3 million in current debt liabilities. Of this amount, US$896.1 million was short-term debt, which represents 46% of our total current debt liabilities. The remaining US$1,073.1 million is composed mainly of amounts payable within the next 12 months related to aircraft financing.

Various EX-IM Bank loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft also contain financial covenants and other restrictions, including on the Company’s management in terms of its ownership and disposal of assets. In connection with the financing of spare engines for its Boeing 767, 767 freighter, 777, 777 freighter and 787 fleet, which are also guaranteed by the EX-IM Bank, financial covenants and other customary restrictions also apply. Additionally, with respect to various EX-IM Bank loans signed by Lan Cargo S.A. for the financing of Boeing 767 freighter and 777 freighter aircraft, financial covenants and other restrictions have been established to the Company’s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

As of December 31, 2013, we also had purchase obligations totaling US$12.2 billion, with deliveries between 2014 and 2020, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 116,

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Boeing, the Boeing 787-8, and the Boeing 787-9): 48, and

•	Boeing 777-Freighter, cargo aircraft deliveries: 2

The following table sets forth our material expected obligations and commitments as of December 31, 2013:

	Payments due by period, as of December 31, 2013
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Long-term debt obligations(1)	US$	6,313	US$	534	US$	1,152	US$	1,385	US$	3,242
Capital (finance) lease obligations	US$	2,312	US$	410	US$	708	US$	580	US$	614
Operating lease obligations	US$	1,913	US$	476	US$	746	US$	356	US$	335
Purchase obligations	US$	12,213	US$	1,149	US$	4,505	US$	6,153	US$	406
TOTAL	US$	22,751	US$	2,569	US$	7,111	US$	8,474	US$	4,597

(1)	Long-term debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes issued by LAN and TAM and long term bank loans.

2013 Fleet Acquisitions

During 2013, LATAM completed the acquisition of the following wide body aircraft:

•	4 Boeing 767-300ER passenger aircraft, financed through EX-IM Bank guaranteed bond(s)

•	2 Boeing 787-8 passenger aircraft, financed through sale and leaseback transaction(s)

•	2 Boeing 777-300ER passenger aircraft, financed through sale and leaseback transaction(s)

These EX-IM Bank financial obligations have a repayment profile of 12 years, with a guarantee covering 85% of the net purchase price of the aircraft. The EX-IM Bank guarantee is secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of EX-IM Bank. We have financed the remaining 15% of the net purchase price with our own funds. The first two aircraft were financed by EX-IM supported loans which subsequently were refinanced by EX-IM bank supported bond. The second two aircraft were pre-funded by EX-IM bank supported bonds.

Wide-body aircraft financed through sale and leaseback transactions have lease terms between 4 and 12 years. These leases are denominated in U.S. dollars and have monthly payments.

In June 2013, LATAM entered into a sale-leaseback agreement with a leasing company for 10 A330 aircraft, which were operated by TAM, for a lease term of approximately 3 years following the company’s plan to replace this type of aircraft with new technology aircraft in the next years. Additionally 9 A350-900, 4 B787-9 and 2 B787-8 future deliveries were part of this deal in order to add more flexibility to LATAM’s wide body fleet plan.

During 2013, LATAM completed the acquisition of the following narrow body aircraft:

•	11 Airbus A320-200 passenger aircraft, financed through ECA guaranteed bond(s)

•	5 Airbus A320-200 passenger aircraft, financed through sale and leaseback transaction(s)

•	8 Airbus A320-200 passenger aircraft, financed through commercial loan(s)

•	1 Airbus 321-231 passenger aircraft, financed through ECA guaranteed bond(s)

Aircraft financed by ECA-guaranteed bonds have an advance rate equal to 80% of the net purchase price of the aircraft for a 12 year period, with the remaining 20% of the aircraft being financed by the Company’s available cash flows. Initially these aircraft were financed through ECA guaranteed loans and later converted to ECA guaranteed bonds.

In the case of the commercial financing for our Airbus 320-200 fleet, there is a senior tranche financing 81.7% of the net purchase price of the aircraft. A first priority mortgage on the aircraft is in favor of a security trustee on behalf of the senior lender. The documentation for each loan follows standard market forms for the type of financing, including standard events of default.

Finally, narrow body aircraft financed through sale and leaseback transactions have lease terms of 8 years. These leases are denominated in U.S. dollars and have monthly payments.

The majority of our wide body and narrow body aircraft financings through EX-IM Bank bonds, ECA guaranteed loans or commercial loans are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to USD LIBOR. A small portion of our aircraft debt has monthly or semiannual payments; nevertheless it is also denominated in US Dollars and linked to USD LIBOR. Through the use of interest rate swaps and fixed coupon Bond emissions in the case of Boeing aircraft, we have effectively converted a significant portion of our floating rate debt under these loans into fixed rate debt.

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

The current board of directors was elected at the extraordinary shareholders’ meeting held on September 4, 2012. Its term expires in September 2014. The following are LATAM Airlines Group’s directors:

Directors	Position
Mauricio Rolim Amaro(1)	Director / Chairman
Maria Claudia Amaro(1)	Director
Juan José Cueto Plaza(2)	Director
Ramón Eblen Kadis(3)	Director
Georges de Bourguignon Arndt	Director
José María Eyzaguirre Baeza	Director
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director
Francisco Luzón López	Director

Senior Management	Position
Enrique Cueto Plaza(2)	CEO LATAM
Ignacio Cueto Plaza(2)	CEO LAN
Andrés Osorio Hermansen	CFO LATAM
Marco Antonio Bologna	CEO TAM
Armando Valdivieso Montes	President LATAM
Claudia Sender	President TAM
Cristián Ureta Larraín	Cargo President
Roberto Alvo Milosawlewitsch	Chief Corporate Officer
Damian Scokin	Senior VP International Passenger Operations
Emilio del Real Sota	Senior VP Human Resources
Jerome Cadier	Chief Marketing Officer

(1)	Mr. Mauricio Rolim Amaro and Mrs. Maria Claudia Amaro are brother and sister. Both are members of the Amaro Group, which is defined in Item 7 as a “Major Shareholder” and are the TAM controlling shareholders.
(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers. All three are members of the Cueto Group, which is defined in Item 7 as a “Major Shareholder,” and are the LATAM controlling shareholders.
(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in Item 7 as a “Major Shareholder.”
(4)	Mr. Carlos Heller Solari is a member of the Bethia Group, which is defined in Item 7 as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors were elected or reelected, as the case may be, in September 2012 for a two-year term, which expires in September 2014.

Directors

Mr. Mauricio Rolim Amaro, 43 years old, has served as member of LATAM Airlines Group’s board of directors since June 2012, was reelected to the board of directors of LATAM in September 2012 and has served as Chairman since September 2012. Mr. Amaro current term as chairman ends in September 2014. Mr. Amaro has previously held various positions in the TAM Group and served as a professional pilot at TAM Linhas Aéreas S.A. and TAM Aviação Executiva S.A.. Mr. Amaro has been a member of the Board of TAM S.A. since 2004, and vice-chairman of the Board since April 2007. He is also an executive officer at TAM Empreendimentos e Participações S.A. and chairman of the boards of Multiplus S.A. (subsidiary of TAM S.A.) and of TAM AviaçãoExecutiva e Taxi Aéreo S.A. As of January 31, 2014, according to shareholder registration data in Chile, Mr. Amaro shared in the beneficial ownership of 65,554,075 common shares of LATAM Airlines Group (12.01% of LATAM Airlines Group’s outstanding shares), held by TEP Chile S.A. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mrs. Maria Claudia Amaro, 47 years old, has served on LATAM Airlines Group’s board of directors since June 2012 and was reelected to the board of directors of LATAM in September 2012. Mrs. Amaro’s term as a director ends in September 2014. She holds a bachelor’s degree in Business Administration and Marketing. Previously she served as Marketing Director at TAM Linhas Aéreas. She has been a member of the Board of TAM S.A. since September 2003, and chairwoman of the Board since April 2007. She is also an Executive Officer at TAM Empreendimentos e Participações S.A. and a member of the boards of Multiplus S.A. and of TAM AviaçãoExecutiva e Taxi Aéreo S.A. As of January 31, 2014, according to shareholder registration data in Chile, Mrs. Amaro shared in the beneficial ownership of 65,554,075 common shares of LATAM Airlines Group (12.01% of LATAM Airlines Group’s outstanding shares), held by TEP Chile S.A. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Juan José Cueto Plaza, 53 years old, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in September 2012. Mr. Cueto’s term as a director ends in September 2014. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto Plaza, LATAM Airlines Group Executive Vice-President and LAN CEO, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2014, Mr. Cueto shared in the beneficial ownership of 139,089,517 common shares of LATAM Airlines Group (25.49% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. Mr. Cueto is also a member of the board of directors of Holdco II. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ramón Eblen Kadis, 69 years old, has served on LAN’s board of directors since June 1994 and was reelected to the board of directors of LATAM in September 2012. Mr. Eblen’s term as a director ends in September 2014. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., Inversiones Andes SpA, Granja Marina Tornagaleones S.A. and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of LATAM Airlines Group). As of January 31, 2014, Mr. Eblen had the beneficial ownership of 27,945,199 common shares of LATAM Airlines Group (approximately 5.12% of LATAM Airlines Group’s outstanding shares) held by the Eblen Group plus a 40% ownership of Costaverde Aeronautica SpA, which owns 20.000.000 common shares of LATAM Airlines Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Georges de Bourguignon, 51 years old, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. de Bourguignon’s term as a director ends in September 2014. Mr. de Bourguignon has been a partner and co-founder of Asset Chile SA, a Chilean investment bank, since 1994. He is currently member of the board of directors of the company Sal Lobos, Chilean subsidiary of the German group K+S. From 1990 to 1993 he served as Manager of Financial Institutions of Citibank SA in Chile. During 1993-2005 he was director of Intergenesis Investment Fund Administrator. As of January 31, 2014, Mr. de Bourguignon indirectly held 33,153 common shares of LATAM Airlines Group (0.0057 % of LATAM Airlines Group’s outstanding shares). Mr. José María Eyzaguirre Baeza, 51 years old, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. Eyzaguirre’s term as a director ends in September 2014.Mr. Eyzaguirre has been a partner at Claro y Cia, a law firm in Chile, since 1993 and currently leads the M&A practice. During the practice of law, Mr. Eyzaguirre started in commercial litigation, then specialized in financial and capital markets and recently, and especially, in the areas of corporate nature, with special dedication to the area of mergers and acquisition of companies (cross-border). Currently Mr. Eyzaguirre is Director of Walmart Chile S.A. (since 2010), Komax S.A. (since 2010) and Sociedad Quimica y Minera de Chile S.A. (since 2001). Previously, Mr. Eyzaguirre hasparticipated in several companies’ boards, including Andina (until 2012) and AES Gener S.A. (until 2001).

Mr. Carlos Heller Solari, 52 years old, joined LAN’s board of directors in May 2010 and was reelected to the board of directors of LATAM in September 2012. Mr. Heller’s term as a director ends in September 2014. Mr. Heller has a vast experience in the retail, transports and agriculture sectors. Mr. Heller is President of Bethia S.A. (“Bethia”) (holding company and owner of Axxion S.A. and Betlan Dos S.A.), Chairman of Axxion S.A., Club Hípico de Santiago, Sotraser S.A. and Agrícola Ancali. He also participates as a board of directors’ member of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A. , Titanium S.A., Viña Indómita S.A., Viña Santa Alicia S.A., Blue Express S.A. and Aero Andina S.A. Additionally he is the major shareholder and Vice President of “Azul Azul” (Universidad de Chile’s first division soccer team administrator). As of January 31, 2014, Mr. Heller indirectly held 33,501,357 common shares of LATAM Airlines Group through Axxion S.A. and Inversiones HS Spa (6.14 % of LATAM Airlines Group’s outstanding shares).

Mr. Gerardo Jofré Miranda, 64 years old, joined LAN’s Board of directors on May 2010 and was reelected to the board of directors of LATAM in September 2012. Mr. Jofré’s term as a director ends in September 2014. Mr. Jofré is Chairman of Codelco and member of the board of directors of Pan B Foundation. Mr. Jofré is President of Saber Más Foundation and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2010 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. Construmart S.A., Inmobiliaria Playa Amarilla S.A., Air Life Chile S.A and Inmobiliaria Parque del Sendero S.A. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies. As of January 31st, 2014, Mr. Jofre held 5,673 common shares of LATAM Airlines Group (0.0010% of LATAM Airlines Group’s outstanding shares).Mr. Francisco Luzón López, 66 years old, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. Luzón’s term as a director ends in September 2014. Consultant of the Inter-American Development Bank (BID) and Teacher “Visiting Leader” of the School of Business China-Europe (CEIBS) in Shanghai (2012-2013). Current European Stability Mechanism (ESM) Advisor (September 2013) and Current Independent Director at Willis Group (June 2013). Between 1999 and 2012, Mr. Luzon served as Executive Vice President for Latin America of Banco Santander. In this period, he was also Worldwide Vice President of Universia SA. Between 1991 and 1996 he was Chairman and CEO of Argentaria Bank Group. Previously, in 1987, was appointed Director and General Manager of BancoVizcaya and in 1988 Counselor and General Director Banking Group BBV. During his career Mr. Luzon has held positions on the boards of several companies most recently participating in the council of the global textile company Inditex-Zara from 1997 until 2012. As of January 31, 2014, Mr. Luzon held 12,200 common shares of LATAM Airlines Group (0.0022% of LATAM Airlines Group’s outstanding shares).

Senior Management

Mr. Enrique Cueto Plaza, 55 years old, is LATAM Airlines Group’s Chief Executive Officer (“CEO”). From 1994 to 2012, Mr. Cueto was the CEO of LAN. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto also served on the LAN board of directors from 1993 to 1994. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 24 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and LAN CEO, respectively. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2014, Mr. Cueto jointly shared in the beneficial ownership of 139,089,517 common shares of LATAM Airlines Group (25.49% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, 50 years old, is LAN’s CEO. Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the merger with TAM in 2012. Mr. Cueto has previously served on the board of directors of LAN (from 1995 to 1997) and Ladeco (from 1994 to 1997). In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and LATAM’s CEO, respectively. Mr. Cueto is also a member of the Cueto Group (which is a controlling shareholder of LATAM). As of January 31, 2014, Mr. Cueto shared in the beneficial ownership of 139,089,517 common shares of LATAM (25.49% of LATAM’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Andrés Osorio, 50 years old, is LATAM’s Chief Financial Officer (“CFO”), and has held this position since August, 2013. Mr. Osorio joined LATAM in August, 2013. Prior to joining LATAM, Mr. Osorio served as CFO Cencosud S.A. As of January 31, 2014, Mr. Osorio owned 20,000 common shares of LATAM (0.0036% of LATAM Airlines Group’s outstanding shares).

Mr. Marco Bologna, 59 years old, is TAM’s CEO since May, 2010. He is also board member of Suzano Papel e Celulose S/A. He joined TAM in March 2001, when he was appointed Vice President for Finance and Management, and Market Relations Director. From 2004 to 2007 he served as President of TAM Linhas Aéreas, and in March 2009 he took over as President of TAM Aviação Executiva and Táxi Aéreo S.A. Since April 30, 2010 he has chaired the holding company TAM S.A., which brings together TAM Linhas Aéreas, TAM Airlines (formerly TAM Mercosur), Multiplus Fidelidade, and the maintenance unit TAM MRO. In February 2012, he was also appointed President of TAM Linhas Aéreas. Mr. Bologna has extensive experience in the aviation industry, and has worked in the financial markets for over 20 years.

Mr. Armando Valdivieso Montes, 51 years old, is President of LAN. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business of LAN and from 2006 until 2012 he served as the General Manager-Passenger. After the merger with TAM in 2012, Mr. Valdivieso served as LATAM’s Spanish Speaking Countries Executive Vice-President, before being named to his current position. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of January 31, 2014, according to shareholder registration data in Chile, Mr. Valdivieso owned 67,359 common shares of LATAM Airlines Group (0.012% of LATAM Airlines Group’s outstanding shares).

Mr. Cristian Ureta Larrain, 51 years old, is LATAM’s Cargo Executive Vice-President. From 1998 and 2002, Mr. Ureta was LAN Cargo’s Planning and Development Vice-President and in 2002 he was promoted to Production Vice President. In 2005, Mr. Ureta assumed the position of General Manager-Cargo. Mr. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University. Prior to that, Mr. Ureta served as General Director and Commercial Director at Mas Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, 45 years old, is LATAM’s Chief Corporate Officer. Mr. Alvo has served in various roles within LAN since 2001, including as CFO of LAN Argentina from 2005 until 2008, as Vice-president of Development of LATAM Airlines Group from 2003 until 2005 and Vice-President of Treasury of LATAM Airlines Group from 2001 until 2003. He assumed the position of Senior Vice-President Strategic Planning and Development in 2008. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Damian Scokin, 47 years old, is LATAM’s International Unit Business Executive Vice President. He joined LAN in 2005. Prior to his current position, Mr. Scokin was responsible for LAN International business and CEO of LAN Argentina, where he led the start up and development of LAN’s new subsidiary in Argentina. Prior to joining LAN, he developed an extensive career as a management consultant at McKinsey & Company, where he worked for 11 years. During his consulting experience Mr. Scokin worked in the United States, Great Britain, Chile, Brazil, Peru and Argentina in a variety of projects. In 2000, Mr. Scokin was elected Partner of the Firm and in 2003 he became “Location Manager” of the Buenos Aires office, leading McKinsey’s practice in Argentina. Damian Scokin obtained his MBA from Harvard Business School in 1995, after graduating as Bachelor in Economics (1991) and Industrial Engineer (1992) at the University of Buenos Aires. As of January 31, 2014, according to shareholder registration data in Chile, Mr. Scokin owned 7,730 common shares of LATAM Airlines Group (0.0014% of LATAM Airlines Group’s outstanding shares.

Mrs. Claudia Sender Ramirez, 39, is TAM Airlines’ CEO since May 2013. Mrs. Sender joined the company in December 2011, as Commercial and Marketing Vice-President. After June 2012, with the conclusion of TAM-LAN merger and the creation of LATAM Airlines Group, she became the head of Brazil Domestic Business Unit, and her functions were expanded in order to include TAM´s entire Customer Service structure. Mrs. Sender dedicated most of her career in consumer goods industry, focused in Marketing and Strategic Planning. Prior to joining TAM, she was Marketing Vice-President at Whirlpool Latin America for seven years. She also worked as a consultant at Bain&Company, developing projects for large companies in various industries, including TAM Airlines and other players of the global aviation sector. She has a bachelor degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (USP) and a MBA from Harvard Business School. As of January 31, 2014, Mrs. Sender did not own any shares of LATAM.

Mr. Emilio del Real Sota, 49 years old, is LATAM’s HR Executive Vice-President, a position he assumed (with LAN) in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

“Mr. Jerome Cadier, 44 years old, is Chief Marketing Officer, a position he assumed in March 1st, 2013. Mr. Cadier has a Masters degree from the Kellogg Graduate School of Business, USA and and a Industrial Engineer degree from Escola Politecnica da Universidade de Sao Paulo, Brasil. Between 1994 and 2002, Mr. Cadier worked for McKinsey and Co in Sao Paulo, Brasil as a management consultant. In 2003 he joined Whirlpool Home Appliances where he held several positions among which are head of sales and marketing for Brazil and CEO for Whirlpool Oceania. As of January 31, 2014, Mr. Cadier did not own any shares of LATAM”

B. Compensation

In 2013, the Company paid its principal executives (considering the levels of Vice- Presidents, General Managers, Senior Directors and Directors as defined above) a total of US$43,644,704 plus US$24,755,841 in incentives for performance during 2013, which were paid in March 2014. As a result, the Company paid its principal executives total gross remunerations of US$68,400,545.

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

LATAM Airlines Group’s directors are paid 50 UF per meeting (100 UF for the chairman of the board) and 40 UF for assistance to the subcommittee of Directors meetings. LATAM Airlines Group also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment.

As set forth in further detail in the following table, in 2013 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$377,383.

Board Members	Fees (US$)(1)
Mauricio Rolim Amaro	58,912
Maria Claudia Amaro	27,850
Juan José Cueto Plaza	35,784

Board Members	Fees (US$)(1)
Ramon Eblen Kadis	63,128
Georges de Bourguignon	52,582
José María Eyzaguirre Baeza	23,483
Carlos Heller Solari	19,553
Juan Gerardo Jofre Miranda	63,109
Francisco Luzón López(	32,982
Total	377,383

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

All of the abovementioned directors were elected to the LATAM board of directors in September 2012.

As required by Chilean law, LATAM Airlines Group makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in September 2014. See “—A. Directors and Senior Management” above.

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

Corporate Governance Practices

On March 31, 2014, the Board of Directors of LATAM Airlines Group filed the Company’s Corporate Practices Report prepared according to General Rule N° 341 of the Securities and Insurance Commission issued November 29, 2012. The reporting obligation stipulated in this rule is for practices in place as of December 31st of each year and the report must be presented no later than March 31st of the following year.

The report provided each year to the Commission must cover the following subjects:

•	How the Board works

•	The relationship between the company, shareholders and the public in general

•	How senior officers are replaced and compensated

•	The definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees	As of December 31,
	2013	2012(2)	2011(1)
Administrative	9,908	8,980	4,170
Sales	5,680	4,858	2,750
Maintenance	6,925	6,932	2,918
Operations	17,054	18,138	6,194
Cabin crew	9,339	10,164	3,837
Cockpit crew	4,091	4,527	1,969

Total	52,997	53,473	21,838

(1)	By the end of 2011, approximately 52% of our employees worked in Chile, 46% in other Latin American countries and 2% in the rest of the world.
(2)	2012 figures include both LAN and TAM employees which as of December 2012 were 23,099 employees from LAN and 30,500 employees of TAM and its affiliates (including Multiplus).

We have a performance-related pay structure for our administrative, management and flight personnel (such as cabin crew members, airport and sales agents, call-center employees, and some back office employees) including performance-based bonuses and pay scales that reward foreign language proficiency among counter, technical and administrative personnel. During 2013, 93% of our employees were eligible to receive performance related bonus payments that are linked to personal, team and corporate performance. TAM executives participate in the same program described below. For other employees there is a profit sharing program, which is a variable pay program based on the Company’s financial performance.

We provide our employees with medical insurance complementary to the coverage of the private health system, and also grant other benefits, such as free and discounted airline tickets, to our permanent employees.

A stock option compensation plan is offered to key senior executives. For a detailed description of the stock option compensation plan, please see Note 38 to our audited consolidated financial statements for the fiscal year ended December 31, 2013.

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

Long Term Incentive Compensation Program

On December 21, 2011, the extraordinary shareholders meeting approved a capital increase of 142,355,882 shares to a total of 488,355,791 shares. The same meeting designated 4,800,000 shares for purposes of a proposed employee stock option compensation plan. Those 4,800,000 shares represented a 0.98% of the total share capital after such capital increase. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan. This incentive compensation program is aimed at promoting our interests by encouraging senior management employees to contribute substantially to our success, by motivating them with stock options.

The general features of this stock option plan are:

(a)	The selection of the employees of the Company and its subsidiaries that were included by the Board of Directors in the compensation plan was made after a recommendation by our Executive Committee. A stock option agreement was signed with each selected employee for the number of options in connection to the acquisition of our shares to be allocated to such employee.

(b)	Until the shares in the option are subscribed, the optionee has no economic or political rights and is not considered in the quorums of shareholders meetings.

(c)	The options allocated to each employee are vested in parts, on the following two dates: (1) 30% on December 21, 2014; (2) 30% on December 21, 2015; and (3) 40% on June 21, 2016, subject to remaining employed by the Company.

(d)	The period during which the employee must exercise the options will expire December 21, 2016. If the employee has not exercised or waived the options in that period, the employee will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived all rights or powers in relation thereto, releasing us from any obligation.

(e)	The price payable for these shares if the respective options are exercised is US$23.19, adjusted by the variation in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, from the date it was set by our Board of Directors to the date of subscription and payment of the shares. Such price shall be paid in Chilean pesos, converted at the observed dollar exchange rate published in the Official Gazette on the same date as subscription and payment of the shares.

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

As of December 31, 2013, Stock Option Contracts were issued by the Company to 46 employees of the Company and its subsidiaries for a total of 4,497,000 stock options. This stock option plan excludes members of the Cueto group, the LATAM Controlling Shareholders, that serve as senior management of the Company. The Company’s shareholders approved the issuance of 1,500,000 shares at the Special Shareholders Meeting held June 11, 2013, among other matters. Those shares will be allocated to compensation plans for the employees of the Company and its subsidiaries (the “2013 Compensation Plan”).

The general features of the 2013 Compensation Plan are:

1. The options allocated to each employee shall be exercisable entirely on November 15, 2017, provided the employee continues to work for the Company.

2. Employees may exercise such options, after they become exercisable on the aforesaid date, either all at once or in parts. They must subscribe and pay for those shares at once, at the time of subscription, in cash, by check, by bank check, by money transfer or by any other instrument or medium representing cash payable on demand. Partial option exercises cannot be for less than 10% of all options granted to the Employee.

3. The period in which employees must exercise options after they become exercisable, as explained in number 3) above, expires June 11, 2018. If employees have not exercised or waived options in that period, they shall be deemed to have waived the options for all purposes and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the company shall be deemed extinguished, the employee shall be deemed to have irrevocably waived all rights or powers in relation thereto, and the company shall be released from any obligation.

4. The price payable per share allocated to the 2013 Compensation Plan is US$16.40, if the respective options are exercised, adjusted by the change in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, starting the first day of the preemptive option period to the date of subscription and payment of the shares. The subscription price will be paid in Chilean pesos, converted using the Observed Dollar exchange rate published in the Official Gazette on the same date as subscription and payment of shares.

No options have been granted under the 2013 Compensation Plan.

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

During 2013, we continued training sales and administrative personnel in areas such as service and sales quality. We also continued delivering learning programs to develop leadership skills and others with different methodologies including e-learning.

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

During 2013, we renegotiated our collective bargaining agreements with our pilots’ union, which will be effective until 2016. Non-unionized pilots have the same benefits as unionized pilots, through a direct extension of the union’s renegotiated agreement. We also negotiated agreements with pilots working for our subsidiaries, LAN Express and LAN Cargo, which agreements will also be in effect until 2016.

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

Also in Andes, a union of ground handling employees has been formed and was legally constituted in 2013. As of today there is no process of negotiations or bargainings agreements with this union.

Argentina

In Argentina, the majority of LAN Argentina’s employees belong to industry-wide unions. In December 2013, salary agreements were finalized with the five unions in LAN Argentina. These negotiations are held annually.

Peru

LAN Peru is currently negotiating with its cabin crew and maintenance unions, and it expects to complete these negotiations and finalize a collective bargaining agreement with each union during the second or third quarter of 2014.

Brazil

Under Brazilian law, the validity of collective bargaining agreements is limited to two years. TAM’s collective bargaining agreements are valid for one year (for economic clauses) and for two years (for social clauses). TAM has historically negotiated collective bargaining agreements with nine unions in Brazil: one flight crew union, which represents the functions of flying workers (pilots, copilots and flight attendants), and eight ground staff unions, which represent TAM employees who perform their duties on the ground in support of TAM’s operations. In December 2013, TAM renegotiated collective bargaining agreements with five unions, which included a wage increase of 7% for ground workers (ground handling) earning minimum wage, and an increase of 5.6% for other salaried ground workers and flying workers (compared with an inflation rate for the period of 5.6%). Ground staff workers who earn salaries of up to R$10,000 received an increase of 5.6%. Employees who earn more than R$10,000 received an increase of R$560.0. Negotiations with the other four unions are ongoing. However, the Company granted all employees the same rights accorded the five unions that signed collective bargaining agreements. Although 92% of wage negotiations in Brazil have resulted in real wage increase greater than inflation, we believe that the wage increases granted to our employees has been positive for the Company, since the majority of employee wage increases were within the rate of inflation. During these negotiations there were no strikes or labor stoppages.

E. Share Ownership

As of March 31, 2014, the members of our Board of Directors and our executive officers as a group own 48.77% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—D. Employees—Long Term Incentive Compensation Program.”

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Cueto Group is LATAM’s controlling shareholder and it is comprised by Mr. Juan José Cueto Plaza (one of our directors), Mr. Ignacio Cueto Plaza (the CEO LAN), Mr. Enrique Cueto Plaza (the CEO LATAM) and certain other family members. As of March 31, 2014, the Cueto Group owned 25.49% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. The Cueto Group, which we also refer to as the “LATAM controlling shareholders,” have entered into a shareholder’s agreement with LATAM, TEP Chile and the TAM controlling shareholders. See “—Shareholders’ Agreements.”

Following our combination with TAM, the Amaro Group is also a major shareholder of LATAM Airlines Group. The Amaro Group, which we also refer to as the “TAM controlling shareholders,” are controlling shareholders of TAM, through their 100% ownership of TEP Chile and majority ownership of Holdco I voting shares, which owns 100% of the common shares of TAM. The Amaro Group’s members include our chairman Mauricio Rolim Amaro and our director Maria Claudia Amaro. As of March 31, 2014, the Amaro Group owned 12.01% of LATAM Airlines Group’s common shares. The Amaro Group has entered into a shareholder’s agreement with LATAM and the LATAM controlling shareholders. The terms of this shareholder agreement require the LATAM controlling shareholders to vote to elect individuals nominated by TEP Chile as members of our board of directors. See “—Shareholders’ Agreements.”

In addition to these shareholders, there are two other major shareholder groups. As of March 31, 2014, the Bethia Group, which includes our director Carlos Heller Solari, owned 6.14% of our common shares and the Eblen Group, which includes our director Ramón Eblen Cádiz, owned 5.12% of our common shares.

The table below sets forth the beneficial owners, as of March 31, 2014, of our common shares, including our controlling shareholders, other major shareholders and minority shareholders.

	Beneficial ownership (as of March 31, 2014)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Cueto Group	139,089,517	25.49%
Costa Verde Aeronautica S.A.	86,386,914	15.83%
Inversiones Nueva Costa Verde Aeronautica Ltda.	22,314,277	4.19%
Costa Verde Aeronautica SpA	20,000,000	3.67%
Others	10.388.326	1.8%
Amaro Group	65,554,075	12.01%
TEP Chile S.A.	65,554,075	12.01%
Bethia Group.	33,501,357	6.14%
Axxion S.A.	18,473,333	3.38%
Inversiones HS SpA.	15,028,024	2.75%
Eblen Group.	27.945.199	5.12%
Inversiones Andes S.A.	17,146,529	3.14%
Inversiones Los Guindos S.A.	5,394,866	0.98%
Inversiones Alcalá S.A.	5,403,804	0.99%
All other minority shareholders	279.467.953	51.23%

Total	545.558.101	100.00%

As of March 31, 2014, investors outside of Chile held 8.63% of our capital stock in the form of ADSs, and 0.71% in the form of BDSs. Chilean pension funds held 16.13% of our capital stock and other minority investors held 25.76% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of March 31, 2014, we had 1,654 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

As described above under “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM,” following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the business combination, LATAM Airlines Group and the LATAM controlling shareholders entered into several shareholders agreements with TAM, the TAM controlling shareholders (acting through TEP Chile) and Holdco I that establish agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholder agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the business combination of LAN and TAM.

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

In addition, after June 2022 and after the occurrence of the full ownership trigger date (as described below under the “—Conversion Option”), TEP Chile may sell all or any portion of its LATAM Airlines Group common shares, subject to (x) a right of first offer in favor of the LATAM Airlines Group controlling shareholders and (y) the restrictions on sales of LATAM Airlines Group common shares more than once in a 12-month period.

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

Conversion Option

Pursuant to the control group shareholders agreement and the Holdco I shareholders agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions”).

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

It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party. Such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2013.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-219.

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

On January 21, 2009, LAN Cargo announced that it had reached a plea agreement with the DOJ in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, LAN Cargo agreed to pay a fine of US$88 million. In addition, ABSA also reached a plea agreement with the DOJ and agreed to pay a fine of US$21 million. These amounts were stipulated to be paid over a five-year payment schedule starting in 2009. As of December 31, 2013, the pending amount to be paid during the next year is approximately US$18 million and has been recorded within “Other Accounts Payable.” As of March 31, 2014 there is no amount remaining to be paid.

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

The investigation by the DOJ prompted the filing of numerous civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group, including fifty-four in the United States. The cases filed in the United States were consolidated in the United States District Court, Eastern District of New York and the original complaint was subsequently amended to include additional airlines, including ABSA. On May 11, 2011, LAN Cargo announced that it had reached a settlement agreement with the class action plaintiffs in relation to this litigation. As per the settlement agreement, LAN Cargo agreed to pay US$59.7 million. Furthermore, ABSA also reached a settlement agreement with class action plaintiffs and agreed to pay US$6.3 million. The amounts were paid to plaintiffs’ counsel escrow account in 2011. DHL, a former member of the civil class action plaintiffs, timely opted out of the settlements agreement. LAN Cargo recently reached a settlement agreement with StarBroker A.G., on behalf of DHL Global Forwarding, whereby LAN Cargo agreed to pay US$8.2 million, of which US$7.1 million was shall be recovered by LAN Cargo from the escrow amount set aside in the class action settlement previously paid by LAN Cargo for opt out plaintiffs.

The Canadian Competition Bureau (“CCB”), in conjunction with the DOJ, also initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the Canadian air cargo markets in 2006. On August 20, 2013, LAN Cargo reached a plea agreement with the CCB in relation to the CCB’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. Under the plea agreement, LAN Cargo agreed to pay a fine of US$975,000.000. The CCB’s investigation prompted the filing of four separate civil class actions by freight forwarding and shipping companies against many airlines, including LAN Cargo and LAN, in Canada. On January 31, 2012, LAN and LAN Cargo approved a settlement agreement with the class actions plaintiffs for an amount of CAD$700,000 (Canadian Dollars), which is pending court approval.

On April 5, 2008, Brazilian authorities notified ABSA of the initiation of administrative proceedings before the Conselho Administrativo de Defesa Econômica (CADEthe Brazilian Antitrust Authority) against several cargo airlines and airline officers, among them ABSA, for allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. On September 3, 2013, CADE published its decision to impose a fine of US$51,020 million against ABSA. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.020 million and US$510,000.00 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE which remains pending. ABSA will also have the right to appeal the final decision of CADE before Judge in a formal judicial proceeding. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision the outcome of this matter, although it is expected to be a lengthy process.

Legal proceedings involving TAM

TAM Linhas Aéreas is party to 1 action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft which crashed during departure, in addition to 22 actions filed by residents of the region of where the accident occurred, who are claiming pain and suffering, and a class action related to this crash. Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in TAM’s insurance policy with ItaúUnibancoSeguros S.A. We believe that the cap of U.S.$ 400 million in that insurance policy is sufficient to cover any potential penalties and judicial or extrajudicial agreements arising as a result of this matter.

Insurance coverage has been sufficient to cover the liabilities arising from an accident that occurred in July 2007 involving an Airbus A320 aircraft from TAM Linhas Aereas. Settlements have been made directly between the insurance company and the victims’ families. As of December 31, 2013, approximately 196 settlements have occurred and others are under negotiation between the insurance company and victims’ families. Management believes that the insurance coverage is adequate and that TAM will not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM’s obligation to pay damages.

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

TAM Linhas Aereas is a plaintiff in an action filed against the Brazilian government in 1993 seeking damages for the break-up of an air transport concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM requesting clarification of the initial decision. The estimated value of the action is R$245 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is probable. We have not recognized these credits in our financial statements and will only do so if and when the aforementioned decision is final.

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

Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information—E. Taxation—Chilean Tax—Cash Dividends and Other Distributions”). Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

Period	Ch$ per Common Share		US$ per ADS		R$ per BDR
	Low	High	Low	High	Low	High
2009	7,798.10	8,664.30	15.77	16.90

2010	14,790.00	15,600.0	30.79	32.68

2011	14,790.00	15,600.0	18.65	31.91

2012
Quarters:
First	11,918.1	14,360.7	23.28	29.40
Second(*)	11,833.1	14,290.7	23.47	29.39	52.40	53.35
Third	11,084.2	12,939.9	22.73	26.10	45.50	52.30
Fourth	10,577.3	12,393.0	22.10	26.10	45.33	52.01

Annual:
Annual 2012	10,577.3	14,360.7	22.10	29.40	45.33	53.35

2013
Quarters:
First	10,112.5	11,755.4	21.53	24.84	42.38	49.00
Second	7,800.9	10,100.6	15.17	21.22	31.73	42.30
Third	5,967.3	8,313.9	11.62	16.45	26.53	35.16
Fourth	7,388.0	8,726.6	14.91	16.86	32.94	38.59

Months:
September	6,553.0	7,779.0	12.93	15.42	27.72	34.44
October	7,388.0	8,413.8	14.91	16.68	32.94	36.12
November	8,081.6	8,726.6	15.80	16.86	36.64	38.59
December	8,052.7	8,579.4	15.48	16.31	35.77	37.10
Annual:
Annual 2013	5,967.3	11,755.4	11.62	24.84	26.53	49.00
2014
Months:
January	7,695.8	8,971.6	13.90	16.36	35.30	38.00
February	7,517.5	8,645.8	11.62	24.40	31.01	36.00
March(1)	7,936.1	8,587.3	11.62	21.22	32.01	35.00

Source: Santiago Stock Exchange, the New York Stock Exchange and the Bovespa

(*)	From June 22, 2012, following the combination of LAN and TAM, the trading stock continues to be listed as “LFL” on the NYSE and as “LAN” on the SSE, but reflects the value of the combined operating entity, LATAM Airlines Group.
(1)	As of March 31, 2014.

As of January 31, 2014, a total of 545,558,101 million common shares were outstanding, including common shares represented by ADSs.

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

As of March, 31, 2014, our share capital consisted of 545,558,101 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right of corporations to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to two employee compensation plans: (i) 2011: approved by extraordinary shareholders’ meetings held on December 21, 2011 and September 4, 2012, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on December 21, 2016; and (ii) 2013: approved by extraordinary shareholders’ meeting held on June 11, 2013, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on November 15, 2017.

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

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on June 11, 2013, and the most recent ordinary annual meeting of our shareholders was held on April 29, 2013.

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

On December 22, 2011 we entered into supplemental agreement No.32 to the Purchase Agreement No.2126 to exercise two purchase options for two additional Boeing 767-300 passenger aircraft, while the remaining purchase options were deleted. Delivery is scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$340 million.

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

On September 16, 2013, we entered into a delay settlement agreement with respect to Purchase Agreement No. 3256, whereby we agreed to update delivery dates, settle consequences of the currently known delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft.

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

On August 19, 2013, we entered into amendment No. 13 to the Second A320-Family Purchase Agreement to convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.

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

Aercap Holdings N.V.

On May 28, 2013, we entered into a framework deed with Aercap Holdings N.V. for the sale and leaseback of several A330-200 aircraft already in fleet and several new aircraft to be received from the manufacturer including A350-00, B787-8 and B787-9 aircraft. The estimated gross value (at list prices) of these aircraft is US$3.0 billion.

For more information, see “Item 4. Information on the Company—B. Business Overview—Fleet—Fleet Leasing and Financing Arrangements.”

GE Commercial Aviation

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.

For more information, see “Item 4. Information on the Company—B. Business Overview—Fleet—Fleet Leasing and Financing Arrangements.”

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

PW1100G-JM Engine Maintenance Agreement

In February 2014, we entered into an engine maintenance services agreement with Pratt & Whitney covering PW1100G-JM aircraft engines. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for LATAM.

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

On October 17, 2012, the Central Bank of Chile, the depositary and LATAM Airlines Group entered into a termination agreement in respect of LATAM’s existing foreign investment contract. ADR holders were notified about this termination in accordance with Section 16 of the Deposit Agreement. Upon termination of the foreign investment contract, holders of ADSs and the depositary no longer have guaranteed access to the Formal Exchange Market. Currently, the ADS facility is governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad.” According to Chapter XIV, the establishment or maintenance of an ADS facility is regarded as an ordinary foreign investment, and it is not necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADS facility. The establishment or maintenance of an ADS facility only requires that the Central Bank of Chile be informed of the transaction, and that the foreign currency transactions related thereby be conducted through the Formal Exchange Market.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty, which takes effect only upon ratification by both countries.

Cash Dividends and Other Distributions

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. Last year, law 20.630 modified and fixed the rate provisional of the first category tax from 18.5% to 20% from 2012 onwards.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a First Category Tax rate of 20%, and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$44,432 as of December 31, 2013) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. As described above in “—Taxation—Chilean Tax”, there is currently no comprehensive income tax treaty in effect between the United States and Chile. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Accordingly, we expect that dividends we pay with respect to the ADSs will be qualified dividend income. Because our common shares are not expected to be listed on any United States securities market, it is unclear whether dividends we pay with respect to the common shares will also be qualified dividend income. If dividends we pay with respect to our common shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a noncorporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

Subject to generally applicable limitations and conditions under the Internal Revenue Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Chilean law, as is the case if the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive as described above under “—Chilean Tax—Cash Dividends and Other Distributions,” the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of common shares unless such credit can be applied against tax due on other income treated as derived from foreign sources in the appropriate limitation category.

PFIC Rules

We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, gain realized on the sale or other disposition of your commons shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the commons shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your commons shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your commons shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Risk of Fluctuations in Jet Fuel Prices

Individually, LAN and TAM forecasted fuel consumption for 2013 of 608.9 million and 676.6 million gallons, respectively. Since the combination of their business operations, LATAM has been managing the fuel hedging program for both LAN and TAM, based on an approved policy. LATAM forecasted fuel consumption for 2014 was 1.266 million gallons. This policy aims to hedge approximately 20-60% of our aggregate fuel consumption, using swaps, calls and collars for the expected fuel consumption from 12-24 months.

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

We may be exposed to fuel hedging transaction losses if our counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business”.

During 2013, 2012 and 2011 we entered into a mix of swaps, calls, zero cost collars, three-way collars and collars option contracts on WTI, BRENT and JET FUEL 54 USGC prices with investment banks and other financial entities for notional fuel purchases. Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2013 LATAM	2012 LATAM(1)	2011 LAN
	(millions of US$)
Gallons Purchased	861.4	598.4	397.8
% Total Annual Fuel Consumption	48%	46.6%	69.8%
Combined Result of Hedges (in US$)	+3.1	–1.8	+39.9

(1)	Includes TAM’s fuel hedging from June 23, 2012.

As of December 31, 2013, the fair value of our outstanding fuel related derivative contracts was estimated to be US$15.9 million (asset).

Fair value by quarter of LATAM’s fuel related hedges, as of December 31, 2013

Q114	Q214	Total
(millions of US$)
+ 10.5	+5.3	+15.9

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was June 30, 2014, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the WTI, BRENT and JET crude futures benchmark price at the end of December 2013, 2012 and 2011.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
BRENT or JET benchmark price	2013 LATAM	2012 LATAM	2011 LAN
	(millions of US$ per barrel)
+5	+24.6	+12.6	+16.5
–5	-19.1	–11.3	–13.8

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IAS 39 (IFRS principles for recognizing and measuring financial instruments).

Given the fuel hedge structure as of December 31, 2013, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$127.6 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the WTI and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$118.5 million of the Company’s total fuel consumption.

Risk of Fluctuations in Interest Rates

As of December 31, 2013, LATAM had US$ 9,867 million in outstanding interest bearing loans. LATAM uses swaps and caps to reduce the impact of an increase of interest rates. Following the combination of LAN and TAM, LATAM is more exposed to fluctuations of interest rates (before giving effect to swaps), as more than half of TAM’s outstanding debt bears interest at a floating rate. Individually as of December 31, 2013, 52.2% of TAM’s outstanding debt is in the form of fixed rate loans, and 77.6% of LAN’s outstanding debt was effectively at fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument. On a combined basis, 70% of LATAM outstanding debt as of December 31, 2013 was effectively at fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fix rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$2,938 million from which 73.9% is assigned to aircraft financing and 26.1% to non-aircraft financing. The fixed interest rate debt amounts to US$ 6,373 million from which 68.3% is assigned to aircraft financing and 31.7% to non-aircraft financing. The interest rate hedged debt amounts to US$ 556 million from which 93.6% is assigned to interest rate swaps and 6.4% to interest rate caps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2013, the fair value of all the interest rate swaps was estimated to be -US$96.8 million.

The interest rate cap contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps are matched. As of December 31, 2013, the fair value of these contracts was estimated to be US$0.01 million.

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

The utilization of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing has enabled the Company to have a predictable interest rate costs, reducing the cash volatility. As of December 31 2013, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.0%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2013 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2013 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2014	2015	2016	2017	2018	2019 and thereafter
	(thousands of US$)
Interest-bearing liabilities	3.8%	1.877	914	1.243	1.177	794	3.862

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2013 on our debt after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31
	2013 LATAM	2012 LATAM	2011 LAN
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-29.70	–33.69	–3.06
–100 basis points	+29.70	+33.69	+3.06

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31
	2013 LATAM	2012 LATAM	2011 LAN
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	23.35	+33.61	+40.70
–100 basis points	-24.46	–35.48	–43.20

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

Since 2012, the proportion of our operating revenues denominated in U.S. dollars has decreased due to the combination with TAM, increasing our exposure to Brazilian domestic market and Brazilian real as compared to 2011. However, because we conduct business in local currencies in several countries, we face the risk of variations in multiple foreign currency exchange rates. A depreciation of the Chilean peso, the Brazilian real, the Argentine peso, the Mexican peso, the Peruvian nuevo sol, the Venezuelan bolivar or the euro against the U.S. dollar could have an adverse effect on us as part of our revenues and receivables are denominated in those currencies. The Company may enter into derivative contracts to protect against the possible appreciation or depreciation of the currencies against the functional currency of the Company.

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

The exposure to the Brazilian real in TAM’s balance sheet has constantly been reduced from over US$4.0 billion since the merger in June 2012 to US$2.0 billion as of December 31, 2013. The Company continues working to largely mitigate this exposure to approximately US$0.6 billion by the end of third quarter 2014. The plan includes the execution of the fleet transfer from TAM to LATAM and payment of TAM’s short term debt denominated in USD.

The following table shows the sensitivity of LATAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position effect on pre-tax earnings as of December 31
	2013	2012	2011
	LATAM	LATAM	TAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+197.76	+404.19	+439.16
+10%	-197.76	–404.21	–439.16

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

	Multiplus exchange rate collars Position as of December 31 (millions of US$)
	2014	Total
Foreign Currency Derivative
Notional Value (MU$)	18.0	18
Market Value (MU$)	-1.7	-1.7

If the Brazilian real appreciates or depreciates by 10% against the U.S. dollar and all other variables are held constant, the financial results of Multiplus S.A. would have varied approximately by US$3.3 million (appreciation)/US$4.2 million (depreciation) for the year ended December 31, 2013.

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

Additionally, one of the LATAM financing sources is the receipt of future flows related dividends and capital distributions that subsidiaries will distribute. These future cash flows vary depending on the evolution of the foreign currency exchange rate compared to US$. The greatest exposure to future cash flows is presented by the subsidiary TAM S.A. and the R$/US$ volatility. In the case of TAM S.A., the earnings are expressed in large proportion in R$, which a large portion of its costs are in US$.

To hedge the investment in subsidiaries and reduce the cash flow volatility, the Company may enter into derivative contracts to protect the mitigate currency appreciation or depreciation against the LATAM functional currency.

In order to reduce the operational monthly cash flow exposures for 2014, caused by Brazilian real depreciation and ensure economic margin, LATAM hedges the foreign exchange risk using Foreign Exchange (“FX”) Forwards.

At December 31, 2013, the market value of LATAM’s FX positions was US$ 32.1 million (positive). These derivative contracts were entered into by LATAM during 2013, so as of December 31, 2012, LATAM did not have these types of derivatives contracts.

The following table shows both the notional amount of FX Forward positions and average of Forward prices:

Positions as December 31, 2013	Q114	Q214	Q314	Q414	Total
Volume (millions of US$)	125	125	125	125	500
Forward Price (R$/US$)	2.24	2.28	2.33	2.39	2.31
Total (millions of R$)	280	285	291	299	1.115

If the Brazilian real depreciates against the U.S. dollar, it could adversely affect the Company’s results by increasing costs to LATAM denominated in US$. However, a depreciation of the Brazilian real would positively affect the value of these derivative positions.

Because changes in the values of existing positions do not represent changes in cash flow, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the exchange rate has an impact on the equity of the Company.

The following table shows the sensitivity of financial instruments according to reasonable changes in the exchange rate and its effect on equity is shown. The term projection is defined until the end of the last hedging contract in force, being the last business day of the fourth quarter of 2014:

LATAM foreign exchange sensitivity Position as of December 31
2013
Appreciation (depreciation) of R$/US$	(Millions of US$)
-10%	-49.46
+10%	+49,46

Our foreign currency exchange exposure as of December 31, 2013 was as follows:

	LATAM foreign currency exchange exposure
	US dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	2,166,248	43.50%	1,818,088	36.51%	381,274	7. 66%	613,939	12.33%	4,979,549
Other assets	8,703,165	49.31%	8,626,489	48.87%	20,638	0.12%	301,305	1.71%	17,651,597
Total assets	10,869,413	48.03%	10,444,577	46.15%	401,912	1.78%	915,244	4.04%	22,631,146
Current liabilities	3,976,248	61.09%	1,918,281	29.47%	183,262	2.82%	431,316	6.63%	6,509,107
Long-term liabilities	8,961,972	83.01%	1,596,476	14.79%	211,639	1.96%	26,404	0.324%	10,796,491

Total liabilities and shareholders’ equity	18,262,474	80.70%	3,514,757	15.53%	394,901	1.75%	457,720	2.02%	22,629,852

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2013, the Company received from the depositary US$106,250 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Controls and Procedures

Management carried out an evaluation with the participation of the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2013, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2013 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-218 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. Except for certain internal control procedures that have been modified to address the incorporation of TAM S.A., there has been no significant change in our internal control over financial reporting during 2013. None of the changes has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Georges de Bourguignon Arndt, as an “audit committee financial expert” within the meaning of this Item 16. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2011, 2012 and 2013:

	2013	2012	2011
	USD (in thousands)
Audit fees	5,930	5,809	1,823
Audit-related fees	73	195	0
Tax fees	90	80	229
Other fees	42	421	590

Total fees	6,135	6,505	2,642

Audit-related fees in the above table are fees billed by PricewaterhouseCoopers for due diligence and other audit related services. These fees increased in 2012 as a result of due diligence performed on TAM. Fees in 2012 include payments to PricewaterhouseCoopers Brazil, since the business combination with TAM.

Other fees in the above table are fees billed by PricewaterhouseCoopers primarily for training services in IFRS. During 2011 these fees increased due to additional services related to the preparation of the Form F-4, relating to our exchange offer and business combination with TAM, the preparation of pro forma financial statements, and other services. Other fees in 2012 and 2013 also included the preparation of pro forma financial statements included in this Form 20-F.

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

H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1. The following is an index of the financial statements.

Consolidated Financial Statements for LATAM Airlines Group and its Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7*	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3*	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Digital Services Agreement, dated December 17, 2010 between the Company and GE Engine Services, LLC (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

Exhibit No.	Description

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Used PW6122A Five Engine Purchase Agreement, dated July 21, 2011, between the Company and Pratt & Whitney Engine Leasing, LLC (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Promise to Sell dated as of January 25, 2011, among LAN Cargo S.A., InversionesLAN S.A. and Bethia S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.18	Assignment of Social Rights, dated as of April 6, 2011, between LAN Cargo S.A., InversionesLAN S.A., Servicios de TrasportesLimitada and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.19	Share Purchase Agreement, dated as of April 6, 2011, between LAN Cargo S.A. and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.28	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.30	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.31	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.32.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.34	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.35	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.36*	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.37*	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
VEF	-	STRONG BOLIVAR

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		December 31,	December 31,
	Note	2013	2012 (*)
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 - 7	1,984,903	650,263
Other financial assets	7 - 12	709,944	636,543
Other non-financial assets	13	335,617	284,404
Trade and other accounts receivable	7 - 8	1,633,094	1,417,531
Accounts receivable from related entities	7 - 9	628	15,187
Inventories	10	231,028	176,818
Tax assets	11	81,890	95,785

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		4,977,104	3,276,531

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	14	2,445	47,655

Total current assets		4,979,549	3,324,186

Non-current assets
Other financial assets	7 - 12	65,289	74,095
Other non-financial assets	13	272,276	307,987
Accounts receivable	7 - 8	100,775	50,612
Equity accounted investments	16	6,596	3,757
Intangible assets other than goodwill	17	2,093,308	2,382,399
Goodwill	18	3,727,605	4,213,160
Property, plant and equipment	19	10,982,786	11,807,076
Deferred tax assets	20	402,962	163,067

Total non-current assets		17,651,597	19,002,153

Total assets		22,631,146	22,326,339

(*)	See Note 18.2

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		December 31,	December 31,
	Note	2013	2012(*)
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 21	2,039,787	2,047,330
Trade and other accounts payables	7 - 22	1,557,736	1,689,990
Accounts payable to related entities	7 - 9	505	274
Other provisions	23	27,856	59,574
Tax liabilities	24	11,583	14,512
Other non-financial liabilities	25	2,871,640	2,485,887

Total current liabilities		6,509,107	6,297,567

Non-current liabilities
Other financial liabilities	7 - 21	7,859,985	7,698,857
Accounts payable	7 - 27	922,887	1,085,601
Other provisions	23	1,122,247	1,306,872
Deferred tax liabilities	20	767,228	579,339
Employee benefits	26	45,666	38,095
Other non-financial liabilities	25	77,567	99,323

Total non-current liabilities		10,795,580	10,808,087

Total liabilities		17,304,687	17,105,654

EQUITY
Share capital	28	2,389,384	1,501,018
Retained earnings	28	795,303	1,076,136
Treasury Shares	28	(178)	(203)
Other reserves	28	2,054,312	2,535,100

Parent’s ownership interest		5,238,821	5,112,051
Non-controlling interest		87,638	108,634

Total equity		5,326,459	5,220,685

Total liabilities and equity		22,631,146	22,326,339

(*)	See Note 18.2

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
			December 31,
	Note	2013	2012(*)	2011
		ThUS$	ThUS$	ThUS$
Revenue	29	12,924,537	9,710,372	5,585,440
Cost of sales		(10,054,164)	(7,634,453)	(4,078,598)

Gross margin		2,870,373	2,075,919	1,506,842

Other income	32	341,565	220,156	132,804
Distribution costs		(1,025,896)	(803,619)	(479,829)
Administrative expenses		(1,136,115)	(888,654)	(405,716)
Other expenses		(408,703)	(311,753)	(214,411)
Other gains/(losses)		(55,410)	(45,831)	(33,039)

Gains (losses) from operating activities		585,814	246,218	506,651

Financial income		72,828	77,489	14,453
Financial costs	30	(462,524)	(294,598)	(139,077)
Equity accounted earnings	16	1,954	972	458
Foreign exchange gains/(losses)	33	(482,174)	66,685	(256)
Result of indexation units		214	(22)	131

Income (loss) before taxes		(283,888)	96,744	382,360
Income (loss) tax expense	20	20,069	(102,386)	(61,789)

NET INCOME (LOSS) FOR THE PERIOD		(263,819)	(5,642)	320,571

Income (loss) attributable to owners of the parent		(281,114)	(19,076)	320,197
Income (loss) attributable to non-controlling interest		17,295	13,434	374

Net income (loss) for the period		(263,819)	(5,642)	320,571

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	34	(0.57613)	(0.04627)	0.94335
Diluted earnings (losses) per share (US$)	34	(0.57613)	(0.04627)	0.94260

(*)	The balances at December 31, 2012, include TAM S.A. and Subsidiaries from June 22, 2012, date of the business combination materialized. See Note 18.2

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
			December 31,
	Note	2013	2012(*)	2011
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		(263,819)	(5,642)	320,571
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	33	(629,858)	19,170	(10,864)

Other comprehensive income, before taxes, currency translation differences		(629,858)	19,170	(10,864)

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	21	128,166	(2,510)	(40,368)

Other comprehensive income (losses), before taxes, cash flow hedges		128,166	(2,510)	(40,368)

Other components of other comprehensive income (loss), before taxes		(501,692)	16,660	(51,232)

Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to currency translation differences in other comprehensive income	20	—	(2,734)	1,846
Income tax related to cash flow hedges in other comprehensive income	20	(19,345)	(2,623)	6,862

Income taxes related to components of other comprehensive income that will be reclassified to income		(19,345)	(5,357)	8,708

Other comprehensive income (loss)		(521,037)	11,303	(42,524)

Total comprehensive income (loss)		(784,856)	5,661	278,047

Comprehensive income (loss) attributable to owners of the parent		(768,457)	(2,359)	277,631
Comprehensive income (loss) attributable to non-controlling interests		(16,399)	8,020	416

TOTAL COMPREHENSIVE INCOME (LOSS)		(784,856)	5,661	278,047

(*)	The balances at December 31, 2012, include information of TAM S.A. and Subsidiaries from June 22, 2012, date of the business combination materialized.

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other sundry	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2013		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	—	—	—	(281,114)	(281,114)	17,295	(263,819)
Other comprehensive income		—	—	(593,565)	106,222	—	—	(487,343)	—	(487,343)	(33,694)	(521,037)

Total comprehensive income		—	—	(593,565)	106,222	—	—	(487,343)	(281,114)	(768,457)	(16,399)	(784,856)

Transactions with shareholders
Equity issuance	28-38	888,570	—	—	—	—	—	—	—	888,570	—	888,570
Increase (decrease) through transactions with treasury shares	28	(25)	25	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	28-38	(179)	—	—	—	15,437	(8,882)	6,555	281	6,657	(4,597)	2,060

Total transactions with shareholders		888,366	25	—	—	15,437	(8,882)	6,555	281	895,227	(4,597)	890,630

Closing balance as of December 31, 2013		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other sundry	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2012		473,907	—	(13,317)	(140,556)	7,130	1,362	(145,381)	1,116,798	1,445,324	12,048	1,457,372
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	—	—	—	(19,076)	(19,076)	13,434	(5,642)
Other comprehensive income		—	—	16,891	(174)	—	—	16,717	—	16,717	(5,414)	11,303

Total comprehensive income		—	—	16,891	(174)	—	—	16,717	(19,076)	(2,359)	8,020	5,661

Transactions with shareholders
Equity issuance	28-38	1,030,621	—	—	—	—	2,665,692	2,665,692	—	3,696,313	—	3,696,313
Dividends	28	—	—	—	—	—	—	—	(21,749)	(21,749)	—	(21,749)
Increase (decrease) through transactions with treasury shares	28	—	(203)	—	—	—	—	—	—	(203)	—	(203)
Increase (decrease) through transfers and other changes, equity	28-38	(3,510)	—	—	—	(1,556)	(372)	(1,928)	163	(5,275)	88,566	83,291

Total transactions with shareholders		1,027,111	(203)	—	—	(1,556)	2,665,320	2,663,764	(21,586)	3,669,086	88,566	3,757,652

Closing balance as of December 31, 2012		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other sundry	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2011		453,444	—	(4,257)	(107,050)	5,401	62	(105,844)	949,214	1,296,814	3,246	1,300,060
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	—	—	—	320,197	320,197	374	320,571
Other comprehensive income		—	—	(9,060)	(33,506)	—	—	(42,566)	—	(42,566)	42	(42,524)

Total comprehensive income		—	—	(9,060)	(33,506)	—	—	(42,566)	320,197	277,631	416	278,047

Transactions with shareholders
Equity issuance	28-38	23,135	—	—	—	—	—	—	—	23,135	—	23,135
Dividends	28	—	—	—	—	—	—	—	(151,981)	(151,981)	—	(151,981)
Increase (decrease) through transactions with treasury shares	28	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	28-38	(2,672)	—	—	—	1,729	1,300	3,029	(632)	(275)	8,386	8,111

Total transactions with shareholders		20,463	—	—	—	1,729	1,300	3,029	(152,613)	(129,121)	8,386	(120,735)

Closing balance as of December 31, 2011		473,907	—	(13,317)	(140,556)	7,130	1,362	(145,381)	1,116,798	1,445,324	12,048	1,457,372

The accompanying Notes 1 to 41 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
			December 31,
	Note	2013	2012	2011
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		13,406,275	10,258,473	5,966,464
Other cash receipts from operating activities		4,638	57,763	52,012
Payments for operating activities
Payments to suppliers for goods and services		(9,570,723)	(7,153,865)	(4,286,394)
Payments to and on behalf of employees		(2,405,315)	(1,938,769)	(883,297)
Other payments for operating activities		(31,215)	(19,325)	(84,000)
Interest received		11,310	52,986	9,762
Income taxes refunded (paid)		(83,033)	(3,018)	626
Other cash inflows (outflows)	6	76,761	(50,433)	(7,499)

Net cash flows from operating activities		1,408,698	1,203,812	767,674

Cash flows used in investing activities
Cash flows arising from the loss of control of subsidiaries or other entities		—	—	47,337
Cash flows used for acquisition of subsidiaries		(5,517)	(3,223)	(3,541)
Cash flows used in the purchase of non-controlling interest		(497)	—	—
Other cash receipts from sales of equity or debt instruments of other entities		270,485	386,379	9,201
Other payments to acquire equity or debt instruments of other entities		(440,801)	—	(72)
Amounts raised from sale of property, plant and equipment		225,196	73,429	93,787
Purchases of property, plant and equipment		(1,381,786)	(2,389,364)	(1,367,025)
Amounts raised from sale of intangible assets		—	—	6,189
Purchases of intangible assets		(43,484)	(59,166)	(27,615)
Payment from other long-term assets		22,144	38,035	—
Dividends received		—	351	89
Other cash inflows (outflows)	6	75,448	27,143	545

Net cash flow used in investing activities		(1,278,812)	(1,926,416)	(1,241,105)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		888,949	83,512	23,153
Payments to acquire or redeem the shares of the entity		—	(203)	—
Amounts raised from long-term loans		2,043,518	2,185,663	969,252
Amounts raised from short-term loans		1,101,159	152,000	334,500
Loans repayments		(1,952,013)	(539,332)	(883,402)
Payments of finance lease liabilities		(423,105)	(292,931)	(59,990)
Dividends paid		(29,694)	(124,827)	(192,133)
Interest paid		(361,006)	(227,607)	(121,338)
Other cash inflows (outflows)	6	(62,013)	(231,079)	146,849

Net cash flows from (used in) financing activities		1,205,795	1,005,196	216,891

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		1,335,681	282,592	(256,540)
Effects of variation in the exchange rate on cash and cash equivalents		(1,041)	(6,736)	(105)

Net increase (decrease) in cash and cash equivalents		1,334,640	275,856	(256,645)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	650,263	374,407	631,052

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,984,903	650,263	374,407

The accompanying Notes 1 to 41 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers—Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

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

(ii)	US$ 47,733,352.49 through the issuance of 4,800,000 shares, which would go towards compensation plans for employees of the Company and its Subsidiaries, as provided in Article 24 of the Corporations Law (Note 38 (a.1)).

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

On September 4, 2012 the Board of the Company cited a special meeting of shareholders, carried out on August 3, 2012 in which their shareholders approved, among others, the following matters:

(a)	Total revocation of the Board and election of the new Board of the Company.

(b)	Approval that the remaining 7,436,816 LATAM shares, out of the total 142,555,882 shares issued under the authorization of the Extraordinary Shareholders’ Meeting held on December 21, 2011, and that were not to be exchanged for shares of the Sister Holdco S.A. and Holdco II S.A., would be defined to be offered preferably to LATAM shareholders under Article 25 of the Corporations Law and that the unsubscribed balance would be offered and placed on the market in general.

(c)	Authorization of the Board of the Company to agree and proceed with the broadest powers, the terms of the issue and placement of the referred remaining shares and delegation to the Board of the Company the authority to determine, fix and agree freely and with broadest powers the placement price of the shares in accordance with the second paragraph of Article 28 of the Corporate Regulations.

(d)	Delegation to the Board of the Company the authority to determine, fix and agree freely and with the broadest powers the placement price of 4,800,000 shares defined under the Extraordinary Shareholders meeting dated December 21, 2011 to the compensation in terms of Article 24 of the Corporations Law, in accordance with the second paragraph of Article 28 of the Corporations Regulations, and determine the terms and conditions applicable to the latter.

The placement of the shares referred to in paragraph (b) above was approved by the Superintendency of Securities and Insurance, on December 11, 2012. On December 20, 2012, the Board of Directors agreed to start, from December 21, 2012, at the period of preferred option of those shares and proceeded to fix the price of placement of them, all of which was reported to the Superintendency of Securities and Insurance by Essential Matter on the same date. At the end of the period of first refusal, that is, as of January 19, 2013, there were 6,857,190 shares remaining subscribed and paid, leaving a balance of 579,626 shares to be subscribed. This balance was auctioned on the Santiago Stock Exchange—Stock Exchange dated January 23, 2013 at a value of CLP$ 11,921 per share.

On June 11, 2013, the Company held an extraordinary shareholders’ meeting, which had been called by the board on April 30, 2013, at this meeting the shareholders adopted the following resolutions:

1) To increase the company’s capital by the sum of ThUS$ 1.000.000 through the issuance of 63,500,000 shares, that is, from the sum of US$ 1,652,896,812.43, represented by 488,347,819 shares, all of one single series and with no par value, to the sum of US$ 2,652,896,812.43, represented by 551,847,819 shares, all of one single series and with no par value.

2) To set aside 1,500,000 new shares from the aforementioned issuance, to be used for a compensation plan for executives at LATAM and its subsidiaries, as provided in Article 24 of the Corporations Law (Note 38 (a.2)).

3) To empower the Board, acting freely and within the broadest faculties, to determine, fix, and agree the price, manner, time, procedure, and conditions for placing the aforementioned shares.

4) To empower the Board to proceed to issue the shares related with the capital increase; to enact all formal procedures necessary for said shares to be inscribed and floated; to act on behalf of the Company against all types of authorities, bodies, or persons related to the securities market; to determine all matters relating to the options that may form part of the compensation plans; to grant whatsoever powers may be necessary or desirable in order to implement all or part of the above; and, in general, to resolve all related matters approved at this Meeting.

5) To amend the articles of the Corporate Statutes that refer to equity in order to adjust them to the aforementioned modifications.

6) To delegate on the Board, for a five year period starting on December 21, 2011, the power to fix the new price of placement of the 4,800,000 shares destined for compensation plans, as provided in Article 24 of the Corporations Law, in conformity with the Extraordinary Shareholders’ Meeting held on December 21, 2011, as modified at the Extraordinary Shareholders’ Meeting held on September 4, 2012, and to amend and resolve the terms and conditions applicable thereto.

7) To empower the Board to adopt such further agreements as may be necessary in order to carry out the aforementioned matters.

On June 20, 2013, was presented to the Superintendency of Securities and Insurance a request for the inscription of 63,500,000 mentioned above. On July 22, 2013 the Superintendency of Securities and Insurance remitted the Company providing comments for said presentation by Deed No. 16141. The Company replied to these submissions on October 16, 2013. Finally, on November 11, 2013, the Superintendency of Securities and Insurance issued the certificate that approved the inscription of that issuance under the number 987. On November 20, 2013, began the preferential subscription period of the 62,000,000 shares not destined for the above compensation plans, settling the price that these shares would be offered to shareholders in US$ 15,17. On December 19, 2013, ended the preferential subscription period, have been subscribed and paid the total of 51,685,128 shares and collected the equivalent of US$ 784 million (Note 40(a)).

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

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

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Inversiones Nueva Costa Verde Aeronáutica Limitada, Costa Verde Aeronáutica SpA, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espada Dos S.A., Inversiones Puerto Claro Dos Limitada e Inversiones Mineras del Cantábrico S.A. owns 25.50% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2013, the Company had a total of 1,588 registered shareholders. At that date approximately 7.91% of the Company’s share capital was in the form of ADRs and approximately 0.73% in the form of BDRs.

For the year ended December 31, 2013, the Company had an average of 52,919 employees, ending this period with a total of 52,997 employees, spread over 9,908 Administrative employees, 6,925 in Maintenance, 17,054 in Operations, 9,339 in Cabin Crew, 4,091 in Controls Crew, and 5,680 in Sales.

The subsidiaries included in these consolidated financial statements are as follows:

a)	As of December 31, 2013

				Participation rate As of December 31, 2013			Statement of financial position As of December 31, 2013			Net Income As of December 31, 2013
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios
	Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,722	2,210	512	787
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	38,553	12,124	26,429	1,231
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	641,589	901,851	(246,521)	(104,966)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	263,516	252,109	11,407	3,755
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,248	(829)	(1)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	772,640	413,527	359,113	3,685
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	9	2,171	(2,162)	(356)
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A	US$	0.0000	100.0000	100.0000	13,528	18,412	(4,884)	(78)
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	359,693	120,399	239,294	(4,129)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	560	(560)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,805	(2,805)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	10,675	3,684	6,991	1,802
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	381	13	368	(2)
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	52	201	(149)	(34)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	354,250	256,109	96,817	111,043
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	39,419	48,630	(9,937)	(1,246)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	15,362	8,933	6,421	517
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,695,458	7,983,671	617,035	(458,475)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation.

LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2013 LATAM Airlines Group S.A. made increase of capital in TAM S.A. for a total of ThUS$1,650,000.

b)	As of December 31, 2012

				Participation rate As of December 31, 2012			Statement of financial position As of December 31, 2012			Net Income As of December 31, 2012
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios
	Terrestres S.A. And Subsidiaries	Chile	US$	99.9900	0 .0100	100.0000	2,678	2,153	525	1,300
96.763 .900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0 .9900	100.0000	57,227	23,029	34,198	17,719
96.969.680 -0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	522,408	637,851	(112,395)	(77,269)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70 .0000	159,361	150,319	9,042	2,513
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0 .0100	100.0000	4,419	5,247	(828)	(10)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0 .0041	99 .8980	727,091	371,663	355,428	(50,693)
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	234	2,041	(1,807)	70
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A	US$	0.0000	100.0000	100.0000	24,678	29,484	(4,806)	1,174
96.951.280 -7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	357,725	114,302	243,423	11,144
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	612	(612)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,799	(2,799)	(5)
96.631.520 -2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,708	1,553	8,155	2,067
96.631.410 -9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	416	11	405	3
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	70	228	(158)	(42)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	364,482	397,611	(37,368)	(6,375)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	57,154	64,905	(8,692)	(4,458)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0 .0000	99 .7100	16,181	9,714	6,466	(112)
Foreign	TAM S.A. y Filiales (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,821,298	9,198,899	(480,632)	(75,195)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation.

LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

c)	As of December 31, 2011

				As of December 31, 2011			Statement of financial position As of December 31, 2011			Results for the period ended December 31, 2011
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division de Servicios
	Terrestres S.A.	Chile	US$	99.9900	0.0100	100.0000	2,534	1,749	785	860
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	65,580	34,101	31,479	3,484
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	464,789	502,284	(41,935)	(28,163)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	139,888	128,979	10,909	920
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,420	5,238	(818)	1,820
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	765,829	343,799	422,030	57,140
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	346	2,223	(1,877)	(109)
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A	US$	0.0000	100.0000	100.0000	9,965	15,945	(5,980)	(735)
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	348,943	116,663	232,280	26,146
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	566	(566)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,794	(2,794)	(8)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	24,692	11,372	13,320	1,998
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	380	8	372	1
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	82	216	(134)	(18)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	162,002	189,614	(30,990)	9,037
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	67,194	69,671	(2,477)	3,070
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	14,299	7,821	6,478	(347)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include non-controlling interest.

Additionally, has proceeded to consolidate special purpose entities, denominated: JOL, destined to the aircraft financing and Chercán Leasing Limited, destined to the aircraft advance financing, as the Company has major risks and benefits associated to them according to standards issued by the Standing Interpretations Committee of the International Accounting Information: Consolidation—Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2012 and December 31, 2013, are detailed below:

(1)	Incorporation or acquisition of companies

•	TAM S.A. and Subsidiaries became part of LATAM Airlines Group S.A. as of June 22, 2012 date on which merger was materialized with the companies Sister Holdco S.A. and Holdco II S.A. (see Note 18.2.(a)).

•	Lantours Division II Land Services S.A. On November 22, 2012, by public deed in the Notary of Santiago of Mr. Patricio Raby Benavente, was incorporated LANTOURS Division II Land Services S.A., which is owned by 99.99% to LANTOURS Division Land Services S.A. and 0.01% Lan Investment S.A., motionless.

•	On October 11, 2013, TAM S.A., under each contracts of sale of shares with Lan Cargo Overseas Limited, TADEF, Participação e Consultoria Empresarial Ltda. y Jochman Participações Ltda. acquired the 99.98% of the shares of Aerolinhas Brasileiras S.A. (ABSA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended December 31, 2013, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and IFRIC interpretations.

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

The comparative consolidated financial statements have been revised as a result of modifications made to the fair values calculated in the business combination with TAM S.A. and Subsidiaries, during the measurement period in accordance with IFRS 3, and correction of non- significant errors originated before the date of acquisition within TAM S.A. (Note 18.2.(c)). Additionally, in order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2013:

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IAS 1: Presentation of financial statements

Issued in June 2011. The main change in this amendment requires that items of Other Comprehensive Income are classified and grouped evaluating if they potentially will be reclassified to results in future periods.

07-01-2012

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

01/01/2013

IFRS 13: Fair value measurement

Issued in May 2011, brings together in one standard the way to measure the fair value of assets and liabilities and disclosures required on it, and incorporates new concepts and explanations for measurement.

01/01/2013

Standards and amendments	Mandatory application: Annual periods beginning on or after

IAS 19 Revised: Employee benefits

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of costs for defined benefit plans and termination benefits. Essentially, this amendment eliminates the fluctuation band or “corridor” method, and stipulates that actuarial fluctuations over the period are recognized against Other Comprehensive Income. Additionally, it includes modifications to disclosures for all employee benefits.

01/01/2013

Improvements issued in May 2012	01/01/2013

IAS 1: Presentation of financial statements – Clarifies requirements for comparative information when an entity has a 3rd Statement of Financial Position column.

IAS 16: Property plant and equipment—Clarifies that the parts and service equipment will be classified as Property, plant and equipment rather than inventory, as it meets the definition of Property, plant and equipment.

IAS 32: Financial instrument: Presentation—Clarifies the treatment income tax distributions and related transaction costs.

IAS 34 Interim financial reporting—Clarifies the disclosure requirements of segment assets and liabilities in interim periods, confirming the same requirements applicable to annual financial statements.

Amendments to IFRS 10: Consolidated financial statements, IFRS 11: Joint Arrangements and IFRS 12: Disclosure of interests in other entities. Issued in June 2012. Clarifies the transitional provisions for IFRS 10, indicating that it is necessary to apply the first day of the annual period in adopting the rule.	01/01/2013

The application of standards, amendments and interpretations had no material impact on the annual consolidated financial statements of the Company.

(b) Accounting pronouncements effective implementation starting on January 1, 2014 and following:

Standards and amendments	Mandatory application: Annual periods beginning on or after

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

01/01/2014

IFRS 9: Financial instruments

Issued in December 2009, this amendment modifies the classification and measurement of financial assets. It establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity maintains it in order to obtain contractual cash flows and these cash flows represent capital and interest.

This standard was subsequently modified in November 2010 to include the treatment and classification of financial liabilities. For liabilities, the standard carries forward the majority of the requirements established in IAS 39. These include accounting at amortized cost for most financial liabilities, with splitting of embedded derivatives. The principal change is that, where the fair value option is selected for financial liabilities, the part of the change in the fair value attributable to changes in own credit risk for the entity is recognized under other comprehensive income rather than profit or loss, unless this creates an accounting mismatch.

Early adoption is permitted.

Undetermined

Amendment to IAS 27: Separate financial statements and IFRS 10: Consolidated financial statements and IFRS 12: Disclosure of interests in other entities—Issued in October 2012. The modifications include the definition of an investment entity and introduce an exception to consolidate certain subsidiaries pertaining to investment entities. This amendment requires an entity to measure the investment of these subsidiaries at fair value through profit or loss according to IFRS 9 “Financial Instruments” in the consolidated and separate financial statements. The amendment also introduces new disclosure requirements on investment firms in IFRS 12 and IAS 27.	01/01/2014

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IAS 36: Impairment of assets

Issued in May 2013 Modifies recoverable amount disclosures for non-financial assets in line with the requirements stipulated under IFRS 13. This amendment requires the disclosure of additional information on the recoverable amount of assets that show impairment if this amount is based on fair value minus costs of disposal. It also requests disclosure of items that include the discount rates used in measuring the recoverable amount determined using present value approaches. Early adoption is permitted.

01/01/2014 The Company has adopted early this amendment at December 31, 2013.

Amendment to IAS 39: Financial instruments: Recognition and measurement

Issued in June 2013. This standard outlines requirements for the novation of derivatives, permitting continuation of hedge accounting, so as to prevent novations arising as a result of laws and regulations from affecting financial statements. For these purposes, it indicates that hedging instruments shall not be voided or terminated in the event of changes: (a) arising as a result of laws or regulations, if the parties to the hedging instrument agree that a central counterparty or an entity (or entities) act as a counterparty to provide central compensation replacing the original counterparty; (b) otherwise, as applicable, affecting the hedging instruments, limited to such changes as are necessary to conduct such a replacement of the counterparty. These changes include changes in contractual guarantee requirements, accounts receivable and accounts payable compensation rights, taxes, and encumbrances. Early adoption is permitted.

01/01/2014

IFRS 9 “Financial instruments”

Issued in November 2013, the modifications include a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements. Additionally, and unrelated to hedge accounting, this modification allows entities to opt for early adoption of the requirement to recognize changes in reasonable value attributable to changes in the credit risk of the entity itself in other comprehensive income (for financial liabilities designated under the fair value option). This modification may be applied without any requirement to adopt the rest of IFRS 9.

Undetermined

Amendment to IAS 19 “Employee Benefits”

Issued in November 2013, this amendment applies to contributions by employees or third parties to defined benefits plans. The modifications seek to simplify accounting procedures for contributions that are independent of the number of years of service of the employees, such as employee contributions calculated as a fixed percentage of their salaries.

01/07/2014

Standards and amendments	Mandatory application: Annual periods beginning on or after

Improvements to the International Financial Reporting Standards (2012) Issued in December 2013.	01/07/2014

IFRS 2 “Share-based Payment” – The amendment clarifies the definitions of “vesting condition” and “market condition” and adds separate definitions of “performance condition” and “service condition”. This amendment must be applied prospectively for all transaction with share-based payments to vest on or after July 1, 2014. Early adoption is permitted.

IFRS 3 “Business Combinations”—The standard is amended to clarify that contingent consideration that is classified as financial instrument under the test described in IAS 32 “Financial instruments” shall be classed as a financial liability or equity. The standard is also amended to clarify that all non-equity contingent consideration, both financial and non-financial, shall be measured at fair value at each reporting date, with changes in value imputed to profit or loss.

Therefore, IFRS 9, IAS 37, and IAS 39 are also modified. The amendment is prospectively applicable for business combinations with an acquisition date on or after July 1, 2014. Early adoption is permitted so long as the amendments to IFRS 9 and IAS 37, also issued as part of the 2012 improvement plan, are also early adopted.

IFRS 8 “Operating Segments”—The standard is amended to include to disclose the judgments made by management in applying the aggregation criteria to operating segments. This includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the segments aggregated share similar economic characteristics.

The standard is also amended to require a reconciliation of the total of the reportable segments’ assets with the assets of the entity, when assets are reported by segment. Early adoption is permitted.

Standards and amendments	Mandatory application: Annual periods beginning on or after

Improvements to the International Financial Reporting Standards (2012) Issued in December 2013.	01/07/2014

IFRS 13 “Fair Value Measurement”—When IFRS 13 was published, paragraphs B5.4.12 of IFRS 9 and GA79 of IAS 39 were consequently eliminated. This led to a doubt as to whether entities were no longer permitted to measure short term receivables and payables at invoice amounts if the effect of not discounting is immaterial. The IASB has modified the basis of conclusions of IFRS 13 to clarify that it had no intention of removing the capacity to measure short term receivables and payables at the invoice amount under such circumstances.

IAS 16, “Property, Plant and Equipment”, and IAS 38, “Intangible Assets”—Both of these standards are amended to clarify the treatment of the gross carrying amount and accumulated depreciation when for entities that apply the revaluation model. In these cases, the carrying amount of the asset is updated to the revalued amount, and this revaluation is split between carrying amount and accumulated depreciation in one of the following ways: 1) either the carrying amount is updated in a manner consistent with the revaluation of the carrying amount and accumulated depreciation is adjusted to equal the difference between the gross carrying amount and the carrying amount after accounting for losses through accumulated impairment; 2) or accumulated depreciation is eliminated, against a charge to the gross carrying amount of the asset. Early adoption is permitted.

IAS 24, “Related Party Disclosures”—The standard is amended to include an entity providing key management personnel services to the reporting entity or the parent of the reporting entity as a related party of the reporting entity. The reporting entity is not obligated to disclose the compensation paid to the workers or administrators of the entity providing key management services, but is obligated to disclose the sums imputed to the reporting entity by the service provider entity for the key management personnel services provided. Early adoption is permitted.

Standards and amendments	Mandatory application: Annual periods beginning on or after

Improvements to the International Financial Reporting Standards (2012) Issued in December 2013.	01/07/2014

IFRS 1 “First-time Adoption of International Financial Reporting Standards”—The amendment clarifies that an entity, in its first IFRS financial statements, has the choice between applying an existing and currently effective IFRS or applying early a new or revised IFRS that is not yet mandatorily effective, provided that the new IFRS permits early application for all applicable periods.

IFRS 3 “Business Combinations”—The standard is amended to clarify that IFRS 3 is not applicable to accounting procedures for the formation of a joint arrangement under IFRS 11. The amendment also clarifies that the exemption to inclusion only applies in the financial statements of the joint arrangement itself.

IFRS 13 “Fair Value Measurement”—The amendment clarifies that the scope of the portfolio exception defined in IFRS 13 includes all contracts accounted for within the scope of IAS 39 or IFRS 9, permitting the reporting entity to measure the fair value of a group of financial assets and liabilities at net value.

The amendment is mandatory for financial reporting periods starting on or after July 1, 2014. An entity must apply the amendments prospectively from the start of the first annual period in which IFRS 13 is applied.

IAS 40 “Investment Property”—The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. IAS 40 provides guidelines to distinguish between investment properties and properties occupied by their owners. When financial information is prepared, the application guidelines for IFRS 3 must also be applied in order to determine whether or not an investment property is a business combination. The amendment is applicable for financial reporting periods starting on or after July 1, 2014, but may be applied to individual property acquisitions before that date, so long as the information necessary to apply the amendment is available.

Interpretations	Mandatory application: Annual periods beginning on or after

IFRIC 21: Levies

Issued in May 2013. A levy is defined as a disbursement of resources that include economic benefits imposed on an entity by a government in accordance with legislation in force. The interpretation indicates accounting procedures for the payment of a levy if it the liability falls within the scope of IAS 37. The issue relates to when a liability should be recognized for levies imposed by a public authority to operate in a specific market. The interpretation indicates that the liability should be recognized at the time of the event that generated the obligation, at which point payment was unavoidable. The obligating event may occur on a specific date or progressively over the course of time. Early adoption is permitted.

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

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3 (or IFRS 3 for its acronym in Spanish—http://www.normasinternacionalesdecontabilidad.es/nic/pdf/niif3.pdf). According to IFRS 3, the cost of acquisition is the fair value of the assets acquired, the equity instruments issued and the liabilities incurred or assumed on the date of the business combination. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as Goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6). The transaction costs in a business combination are recognized in the consolidated income statement when they are incurred. Additionally, IFRS 3 allows adjustments to the initial accounting for a business combination within the period of twelve months from the acquisition date. In connection with the business combination process with TAM SA and Subsidiaries, this period of 12 months from the day June 22, 2012.

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

The participation of LATAM Airlines Group S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post-acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the book value of the investment. When the participation of LATAM Airlines Group S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non-guaranteed account receivable, LATAM Airlines Group S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

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

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

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

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

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

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5. Intangible assets other than goodwill

Brands, airport Slots and Loyalty program

Brands, airport Slots and coalition and loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually.

The airport slots correspond to an administrative authorization to carry out an operation of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination explained in Note 18.2.(b).

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

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are incurred.

2.8. Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

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

c) Financial assets held to maturity

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

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

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

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

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

Consistent with the foregoing, the Company presents the deferred revenues in heading Other financial liabilities in the Statement of Financial Position.

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

2.23. Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of on balance sheet aircraft, these maintenance cost are capitalized as Property, plant and equipment, while in the case of off balance sheet aircraft maintenance cost are periodically provided for and recognized through profit and loss as “Cost of sales”.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, is request the recovery to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, be offset the parties if applicable.

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

During the period of 2013, the Company recognized gains of US$ 19.03 million on fuel hedging. During the same period 2012, the Company recognized losses of US$ 1.80 million and during the same period 2011 the Company recognized gains of US$ 39.9 million for the same reason.

At December 31, 2013, the market value of its fuel positions amounted to US$ 15.9 million (positive). At December 31, 2012, this market value was US$ 9.9 million (negative).

The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of December 31, 2013 (*)
	Q114	Q214	Total
Volume (thousands of barrels)	4,093	1,851	5,944
Contracted future price (US$ per barrel)(**)	110	109	110

Total (ThUS$)	450,230	201,759	653,840

Percentage of the hedge of expected consumption value	56%	26%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options) in Brent, WTI and JET.
(**)	Weighted average between collars and options when activated. Correspond to equivalent in Brent.

Positions as of December 31, 2012 (*)	Maturities
	Q113	Q213	Q313	Q413	Q114	Q214	Total
Volume (thousands of barrels)	4,824	600	525	525	525	75	7,074
Contracted future price (US$ per barrel)(**)	122	132	132	131	111	104	123

Total (ThUS$)	588,528	79,200	69,300	68,775	58,275	7,800	870,102

Percentage of the hedge of expected consumption value	61%	7%	6%	6%	6%	1%	19%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options) in WTI and Brent.
(**)	Weighted average between collars and options, when activated. Correspond to equivalent in Brent.

Given that current derivatives portfolio comprises mainly contracts based on Brent, a decision has been made to change the equivalence applied to this underlying index in order to calculate the agreed future value for different periods.

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

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI, BRENT and JET crude futures benchmark price at the end of December, 2013 and the end of December, 2012.

Benchmark price (US$ per barrel)	Positions as of December 31, 2013 effect on equity (millions of US$)	Positions as of December 31, 2012 effect on equity (millions of US$)
+ 5	+24.57	+12.60
-5	-19.13	-11.30

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes by consume.

Beginning with the third quarter of 2012 the company meets the required criteria of IAS 39, presented to apply hedge accounting in respect of fuel hedging TAM society. Until June 30, 2012, the Company did not apply hedge accounting to fuel hedging instruments of TAM. During the periods presented the Company has not recorded ineffectiveness within the income statement.

Given the fuel hedge structure during 2013, which considers a hedge-free portion, a vertical fall by 5 dollars in the WTI, BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 127.6 million in the cost of total fuel consumption for the same period. For 2013, a vertical rise by 5 dollars in the WTI, BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 118.5 million of increased fuel costs.

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

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 70% of the debt is fixed to fluctuations in interest rate. Therefore the Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) of 30 days, 90 days, 180 days and 360 days. Other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2013 effect on equity (millions of US$)	Positions as of December 31, 2012 effect on equity (millions of US$)
+100 basis points	-29.70	-33.69
-100 basis points	+29.70	+33.69

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

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2013 effect on equity (millions of US$)	Positions as of December 31, 2012 effect on equity (millions of US$)
+100 basis points	+23.35	+33.60
-100 basis points	-24.46	-35.50

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

In accordance with the requirements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii) Foreign exchange rate risk:

The functional currency used by the Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income.

The risk arises when items listed on the balance sheet are exposed to exchange rate variations, due to their being listed in a currency other than the functional currency.

In the case of the subsidiary TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s liabilities are expressed in dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, an its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated, directly affecting the Company.

In order to reduce the impacts on the Company’s profit and loss caused by rises and falls in the R$/US$ exchange rate, during the last quarter of 2013 the Company conducted transactions to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2013 Millions of US$
-10%	+197.76
+10%	-197.76

The Company sells most of its services in US dollars, prices equivalent to the US dollar and Brazilian real. A large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger international business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In domestic markets of Brazil, Chile, Argentina and Colombia the tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, among which are: Brazilian real, Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Euro, Pound Sterling, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar. Of these currencies, the largest exposure is presented by Brazilian real and Chilean peso.

On the other hand, one of the sources of financing of the Company is the receipt of future flows relating to dividends and distributions of capital that the subsidiaries project distribute. These futures flows vary depending on the evolution of currency in compared to the US$. Most exposure to future flows is presented in subsidiary TAM S.A. and the volatility in the exchange rate R$/US$. In the case of the subsidiary TAM S.A. the incomes are expressed a large proportion in R$ and a large proportion of their costs are expressed in US$.

For cover the inversion in the subsidiaries and reduce the volatility in the cash flow , the Company may acquire derivatives contracts to hedge variations in other currencies against the Company’s functional currency, hedging exchange rate risk through currency forwards.

With the object of reduce the exposition to the futures monthly operating flows of all 2014, caused by eventual depreciation of the BRL and assure an economic margins, LATAM done the hedge by derivatives FX Forwards.

At December 31, 2013, the market value of its FX positions amounted to US$ 32.06 million (positive), these derivatives were contracted during 2013 so at December 31, 2012, there was no this type of derivatives.

The following table presents the notional amount of the contracted positions with the average prices agreed:

Positions at December 31, 2013
	Q114	Q214	Q314	Q414	Total
Volume (million of US$)	125	125	125	125	500
Forward average price agreed (US$/R$)	2.24	2.28	2.33	2.39	2.31

Total (million of R$)	280	285	291	299	1,155

Sensitivity exchange rate LATAM

A depreciation of exchange rate R$/US$ affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

Because the changes in the value of current positions not represented changes in cash flows, but a variation in the exposure of market value, the current hedge positions have not impact on result (are registered as cash flow hedges according to IFRS, therefore, a variation in the exposure has an impact on the Company’s net equity).

The following table presents the sensitivity of financial instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the fourth quarter of 2014:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millions of US$
-10%	-49.46
+10%	+49.46

Operations hedging of exchange rate Multiplus

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

Foreign currency	Position at December 31, 2013
derivative	Maturity
Multiplus	2014	Total
Notional Value (Millions of US$)	+18.00	+18.00
Market Value (Millions of US$)	-1.65	-1.65

The derivatives hedges of Multiplus expire in March 2014. Have not yet been executed new hedge contracts by the subsidiary Multiplus, because exposure to exchange rate R$/US$ has been managed by a change in the indexation of Multiplus costs, increase the cost base in US$, which creates a natural hedge to reduce the exposure of cash flows to exchange rate R$/US$.

Sensitivity exchange rate Multiplus S.A.

If the Brazilian real appreciates or depreciates by 10% against the US dollar and all other variables are held constant, the financial results would have varied approximately US$3.3 million/ US$ 4.2 million, mainly as the effect of gains or losses from exchange rate in the time value of derivatives, which are recognized immediately through profit and loss.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and time value. The intrinsic value is the percentage of cash flow cash covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The time value corresponds to the ineffective portion of cash flow hedge and is recognized in the financial results of the Company (Note 21).

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

The following table shows the change in Other comprehensive income recognized in Total equity to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2013 Millions of US$	Effect at December 31, 2012 Millions of US$
-10%	+466.45	+407.00
+10%	-381.63	-332.98

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

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	—
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	231,533
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—
		LATAM Airlines Group S.A.	Chile	76.100.458-1	BLADEX	Chile	US$	100,934
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	877
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORPBANCA	Chile	UF	19,001
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	Argentina	ARS$	785
		LATAM Airlines Group S.A.	Chile	0-E	BBVA	Argentina	ARS$	1,668
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	4,031
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	11,862
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	2,280
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	11,325
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	55,235
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	11,540
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,420
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,891
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,418
		LATAM Airlines Group S.A.	Chile	0-E	US BANK	U.S.A.	US$	18,699
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US$	5,760
Other guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	DVB Bank SE	U.S.A.	US$	8,178
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	5,028
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	5,086
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,009
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	17,566
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	7,984
		LATAM Airlines Group S.A.	Chile	0-E	BANC OF AMERICA	U.S.A.	US$	703
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	—
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK (*)	U.S.A.	US$	9,750
Hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	11,005
Non-hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	1,120

					Total			553,688

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	30,100	—	—	—	30,100	At expiration	1.00%	30,000	1.00%
	—	—	—	—	231,533	At expiration	1.63%	230,000	1.63%
	40,188	—	—	—	40,188	At expiration	1.06%	40,000	1.06%
	—	—	—	—	100,934	At expiration	1.87%	100,000	1.87%
Bank loans	789	115,051	—	—	116,717	At expiration	3.19%	115,051	3.19%
	55,465	139,603	84,505	—	298,574	Quarterly	4.85%	268,460	4.85%
	15,861	—	—	—	16,646	Monthly	20.75%	15,335	20.75%
	30,029	—	—	—	31,697	Monthly	23.78%	27,603	23.78%
Guaranteed obligations	12,065	32,213	32,203	28,234	108,746	Quarterly	5.69%	91,543	5.01%
	35,886	83,920	10,139	—	141,807	Quarterly	1.99%	140,312	1.99%
	6,839	—	—	—	9,119	Quarterly	3.06%	8,964	2.73%
	34,296	93,368	96,444	237,865	473,298	Quarterly	2.45%	418,254	2.31%
	165,469	439,680	437,387	1,205,577	2,303,348	Quarterly	2.47%	2,099,776	1.76%
	34,748	93,687	95,226	168,917	404,118	Quarterly	2.64%	372,191	2.04%
	16,374	44,359	45,459	96,694	208,306	Quarterly	1.32%	200,599	0.78%
	8,741	23,742	24,417	65,005	124,796	Quarterly	1.64%	118,070	1.04%
	4,292	11,671	12,017	32,461	61,859	Quarterly	1.63%	58,502	1.04%
	56,022	148,643	147,528	449,705	820,597	Quarterly	2.81%	703,992	2.81%
	17,500	47,175	39,021	93,773	203,229	Quarterly	3.27%	173,036	3.27%
Other guaranteed obligations	24,564	65,726	—	—	98,468	Quarterly	1.99%	95,292	1.99%
Financial leases	15,205	39,703	9,324	—	69,260	Quarterly	3.23%	65,076	3.03%
	14,599	31,434	24,647	17,415	93,181	Quarterly	1.21%	89,514	1.21%
	6,028	16,075	16,075	8,038	48,225	Quarterly	6.38%	40,564	5.65%
	52,678	140,462	115,934	23,211	349,851	Quarterly	5.35%	308,774	4.23%
	24,056	64,890	59,475	7,139	163,544	Quarterly	4.65%	147,334	4.15%
	2,099	5,628	—	—	8,430	Monthly	1.43%	7,899	1.43%
Other loans	2,804	172,128	—	—	174,932	At expiration	1.75%	170,838	1.75%
	20,100	131,865	209,810	209,684	581,209	Quarterly	6.00%	450,000	6.00%
Hedging derivatives	30,495	59,829	16,561	614	118,504	—	—	112,819	—
Non-hedging derivatives	3,203	1,618	—	—	5,941	—	—	5,562	—

	760,495	2,002,470	1,476,172	2,644,332	7,437,157			6,705,360

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	2,410
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRAZIL S.A.	Brazil	US$	9,803
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAUBBA	Brazil	US$	29,142
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	US$	43,211
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL	200
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	US$	79,995
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	186
Obligation with the public	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	34,010
Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IXLLC	U.S.A.	US$	2,850
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	1,325
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,546
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	5,651
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	722
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	872
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	7,059
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,971
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	France	US$	8,834
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,386
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	214
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,709
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,611
		TAM S.A. and Subsidiaries	Brazil	0-E	KFWIPEX-BANK	Germany	US$	4,463
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	9,619
		TAM S.A. and Subsidiaries	Brazil	0-E	PKAIRFINANCE US, INC.	U.S.A.	US$	3,491
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	632
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,781
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,113
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	580
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN Brazil S.A	Brazil	BRL	224
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	184
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	376
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	847
Other loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244
		TAM S.A. and Subsidiaries	Brazil	0-E	RECEITA FEDERAL DO BRASIL	Brazil	BRL	5,203
		TAM S.A. and Subsidiaries	Brazil	0-E	PROCURADORIA GERAL DA FAZENDA NACIONAL	Brazil	BRL	17
		TAM S.A. and Subsidiaries	Brazil	0-E	OTHERS	Brazil	US$	496

					Total			312,977

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Total Nominal rate	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$
Bank loans	44,071	—	—	—	46,481	At Expiration	3.76%	43,885	3.20%
	135,450	—	—	—	145,253	At Expiration	5.20%	137,849	4.66%
	50,737	—	—	—	79,879	At Expiration	6.31%	73,830	4.73%
	22,986	—	—	—	66,197	At Expiration	3.73%	62,357	2.94%
	447	52	—	—	699	Monthly	7.42%	684	7.42%
	50,686	—	—	—	130,681	At Expiration	3.87%	122,341	3.29%
	44,986	—	—	—	44,986	At Expiration	10.63%	42,688	10.15%
	495	1,320	1,320	2,035	5,356	Monthly	6.01%	4,215	6.01%
Obligation with the public	80,251	190,343	457,367	953,212	1,715,183	At Expiration	8.60%	1,100,000	8.41%
Financial leases	7,728	20,609	20,609	18,892	70,688	Monthly	1.25%	58,321	1.25%
	1,645	—	—	—	2,970	Monthly	0.00%	2,970	0.00%
	10,405	28,944	21,867	15,758	80,520	Monthly	1.42%	75,352	1.42%
	4,432	—	—	—	10,083	Monthly	0.00%	5,651	0.00%
	2,008	5,705	6,283	8,648	23,366	Quarterly	1.00%	22,082	1.00%
	2,397	6,387	6,394	10,385	26,435	Quarterly	0.86%	22,359	0.75%
	20,021	48,442	50,209	109,870	235,601	Quarterly	1.03%	222,590	0.90%
	14,177	57,595	12,297	14,308	103,348	Quarterly	1.40%	97,945	1.40%
	26,771	61,037	51,629	53,270	201,541	Semiannual/ Quarterly	0.75%	195,396	0.65%
	9,812	12,717	—	—	25,915	Quarterly	2.50%	25,000	2.50%
	621	1,243	284	—	2,362	Monthly	1.75%	2,279	1.75%
	48,803	—	—	—	52,512	Monthly	1.25%	51,978	1.25%
	4,480	12,148	12,461	37,705	68,405	Quarterly	1.45%	64,296	1.25%
	13,067	30,880	21,672	18,232	88,314	Monthly/ Quarterly	1.74%	82,718	1.74%
	20,117	58,917	62,444	124,621	275,718	Quarterly/ Semiannual	2.81%	246,128	2.78%
	10,137	43,583	19,001	38,965	115,177	Monthly	1.71%	106,403	1.71%
	1,679	3,943	3,209	14,585	24,048	Quarterly	2.00%	21,737	2.00%
	1,427	—	—	—	3,208	Monthly	1.25%	3,194	1.25%
	39,557	96,309	102,366	105,460	357,805	Quarterly	3.86%	334,095	3.78%
	1,673	4,534	4,645	6,619	18,051	Quarterly	0.57%	17,394	0.57%
	676	—	—	—	900	Monthly	10.38%	963	10.38%
	205	630	306	—	1,325	Monthly	10.58%	1,050	10.58%
	960	2,507	313	—	4,156	Monthly	9.90%	3,559	9.90%
	1,258	—	—	—	2,105	Monthly	6.82%	1,379	6.82%
Other loans	537	—	—	—	27,781	Monthly	2.38%	27,781	2.38%
	14,824	42,581	54,715	198,408	315,731	Monthly	8.99%	138,516	8.99%
	54	162	192	792	1,217	Monthly	8.99%	534	8.99%
	1,156	—	—	—	1,652	—	—	1,652	—

	690,736	730,588	909,583	1,731,765	4,375,649			3,421,171

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Trade and other accounts payable		LATAM Airlines Group S.A. y Filiales	Others	—	Others	—	US$	814,354
							US$	1,104
							CLP	16,364
							BRL	207,758
	—						Others currencies	213,904
Accounts payable, non-current	—	LATAM Airlines Group S.A. y Filiales	Others	—	Others	—	US$	—
Accounts payable to related parties currents	—	LATAM Airlines Group S.A. y Filiales	Others	96.847.880-K	Lufthansa Lan Technical Training S.A.	Chile	US$	187
			Others	78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	14
			Others	0-E	Inversora Aeronáutica Argentina	Argentina	US$	304

					Total			1,253,989

					Total Consolidated			2,120,654

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Trade and other accounts payable	7,245	—	—	—	821,599	—	—	821,599	—
	3,318	—	—	—	4,422	Quarterly	2.01%	4,141	2.01%
	6	—	—	—	16,370	—	—	16,370	—
	8	—	—	—	207,766	—	—	207,766	—
	615	—	—	—	214,519	—	—	214,519	—
Accounts payable, non-current	—	11,557	—	—	11,557	Quarterly	2.01%	11,400	2.01%
Accounts payable to related parties currents	—	—	—	—	187	—	—	187	—
	—	—	—	—	14	—	—	14	—
	—	—	—	—	304	—	—	304	—

	11,192	11,557	—	—	1,276,738			1,276,300

	1,462,423	2,744,615	2,385,755	4,376,097	13,089,544			11,402,831

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DECHILE	Chile	US $	30,331
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US $	35,102
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US $	75,205
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	102,770
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	181
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	—
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	4,025
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	12,945
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	4,209
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	17,740
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	48,067
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	11,508
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,405
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,876
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	1,410
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRIL LYNCH	U.S.A.	US $	3,714
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPAN	U.S.A.	US $	2,309
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US $	5,777
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	7,260
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	4,992
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	2,009
		LATAM Airlines Group S.A.	Chile	0-E	S. CHARTERED	U.S.A.	US $	1,849
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,604
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US $	596
		LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US $	3,539
Hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US $	10,393
Non-hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US $	1,235

					Total			411,051

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	—	—	—	—	30,331	Semiannual	2.17%	30,000	2.17%
	—	—	—	—	35,102	Semiannual	1.70%	35,000	1.70%
	—	—	—	—	75,205	Quarterly	1.32%	75,000	1.32%
	—	—	—	—	102,770	Annual	1.83%	102,000	1.79%
Bank loans	195	214,373	—	—	214,749	—	2.57%	214,373	2.57%
	45,430	—	—	—	45,430	Semiannual	1.76%	44,848	1.74%
Guaranteed obligations	12,070	32,208	32,203	44,336	124,842	Quarterly	5.69%	102,649	5.01%
	34,730	36,019	6,757	—	90,451	Quarterly	3.42%	87,448	3.37%
	12,695	24,726	15,597	19,493	76,720	Quarterly	4.96%	66,148	4.41%
	53,435	144,037	146,463	152,574	514,249	Quarterly	4.15%	451,090	3.67%
	144,221	383,034	380,772	1,207,825	2,163,919	Quarterly	2.57%	1,959,463	1.76%
	34,628	93,287	94,699	217,034	451,156	Quarterly	2.71%	409,908	2.10%
	16,281	44,085	45,085	119,771	230,627	Quarterly	1.39%	220,449	0.85%
	8,680	23,567	24,190	77,456	136,769	Quarterly	1.73%	128,222	1.13%
	4,262	11,576	11,898	38,593	67,739	Quarterly	1.71%	63,480	1.11%

	11,194	30,188	30,703	111,059	186,858	Quarterly	1.97%	172,789	1.26%

	6,958	18,759	19,079	68,662	115,767	Quarterly	1.98%	107,072	1.27%
	17,413	46,958	47,790	109,099	227,037	Quarterly	3.35%	190,000	3.35%
Financial leases	17,848	38,443	26,596	1,865	92,012	Quarterly	3.71%	85,491	3.42%
	15,145	31,093	31,375	26,226	108,831	Quarterly	1.32%	103,684	1.29%
	6,028	16,075	16,075	16,075	56,262	Quarterly	6.38%	46,086	5.65%
	5,676	—	—	—	7,525	Quarterly	1.31%	7,462	1.31%
	46,825	124,870	122,783	51,501	361,583	Quarterly	5.29%	314,261	4.70%
Other loans	2,248	146,189	—	—	149,033	—	1.86%	146,189	1.86%
	10,733	29,473	15,214	—	58,959	Quarterly	2.08%	58,960	2.08%
Hedging derivatives	31,344	68,360	30,509	5,678	146,284	—	—	141,624	—
Non-hedging derivatives	3,557	5,926	—	—	10,718	—	—	10,300	—

	541,596	1,563,246	1,097,788	2,267,247	5,880,928			5,373,996

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

								Up to
Class of	Debtor		Debtor	Creditor		Creditor		90
Liability	Tax No.	Debtor	country	Tax No.	Creditor	country	Currency	days
								ThUS$
Bank loans	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	1,093
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	26,520
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	US$	45,946
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	356
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	52,628
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/US$	18,893
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	72
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—
		TAM S.A. and Subsidiaries	Brazil	0-E	NCM - NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	231
Obligation with the public	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	27,009
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	42,222
Financial leases	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	3,482
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,521
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,689
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	5,957
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	775
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,938
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK N.A	England	US$	13,119
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A.	US$	5,392
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	20,355
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,482
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	509
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	10,898
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,601
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	4,568
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	12,126
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,618
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,340
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,836
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,786
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	661
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	493
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	604
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	41
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	177
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	629
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	2,766
Other loans	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882
Hedging derivatives	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	OTHERS	Brazil	US$	4,008
Non-hedging derivatives	02.012.862/0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	OTHERS	Brazil	US$	3,603

					Total			373,826

	More than	More than	More than
	90 days	one to	three to	More than
Class of	to one	three	five	five			Effective	Nominal	Nominal
Liability	year	years	years	years	Total	Amortization	rate	rate	rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	64,533	—	—	—	65,626	Quarterly	2.81%	50,322	2.81%
	5,945	—	—	—	32,465	At Expiration	4.03%	29,986	4.03%
	118,821	—	—	—	164,767	At Expiration	5.35%	151,980	5.35%
	—	—	—	—	356	Semiannual	10.72%	92	10.72%
	129,638	—	—	—	182,266	At Expiration	5.65%	163,391	5.65%
	15,391	861	—	—	35,145	Monthly/At Expiration	7,69% / 4,01%	32,446	7,69% / 4,01%
	29	—	—	—	101	Monthly	8.94%	88	8.94%
	28,563	—	—	—	28,563	At Expiration	3.34%	27,484	3.34%
	495	1,320	1,320	2,695	6,061	Monthly	0.96%	4,608	0.95%
Obligation with the public	87,902	191,720	480,708	1,028,161	1,815,500	At Expiration	8.60%	1,100,000	8.41%
	271,490	—	—	—	313,712	Semiannual	8.96%	244,678	8.56%
Financial leases	7,728	20,609	20,609	29,196	81,624	Monthly	N/A	65,127	N/A
	9,350	—	—	—	12,871	Monthly	N/A	12,750	N/A
	10,105	28,056	28,642	23,687	94,179	Monthly	2.25%	87,033	2.25%
	14,958	9,418	—	—	30,333	Monthly	N/A	17,617	N/A
	1,919	5,445	5,983	11,867	25,989	Quarterly	1.50%	24,326	1.50%
	8,487	19,824	19,476	45,939	96,664	Quarterly	3.84%	87,986	3.84%
	44,695	90,296	87,083	241,694	476,887	Quarterly	3.69%	451,284	3.69%
	14,164	70,758	11,728	20,603	122,645	Quarterly	2.29%	114,810	2.29%
	50,931	132,830	124,825	184,734	513,675	Quarterly/Semiannual	2,01% / 0,82%	494,721	2,01% / 0,37%
	10,103	25,845	—	—	39,430	Quarterly	2.89%	37,500	2.89%
	1,456	2,918	768	—	5,651	Monthly	2.25%	5,402	2.25%
	20,745	51,339	—	—	82,982	Monthly	2.59%	81,086	2.59%
	4,427	12,000	12,302	43,975	74,305	Quarterly	1.70%	69,458	0.85%
	12,801	35,134	25,246	27,784	105,533	Monthly/Quarterly	2,11% / 2,21%	97,770	2,11% / 2,21%
	26,169	73,710	78,388	178,957	369,350	Quarterly/Semiannual	2,62% / 3,32%	316,425	2,62% / 3,32%
	9,773	27,406	38,907	48,681	128,385	Monthly	1.96%	117,092	1.96%
	1,835	4,332	3,569	15,599	26,675	Quarterly	2.42%	23,647	2.42%
	5,379	3,205	—	—	10,420	Monthly	1.98%	10,271	1.98%
	39,102	100,197	99,264	157,422	410,771	Quarterly	1.95%	380,025	1.95%
	1,654	4,481	4,589	8,956	20,341	Quarterly	0.88%	19,431	0.08%
	1,458	1,891	—	—	3,842	Monthly	7.51%	2,025	7.51%
	1,882	136	—	—	2,622	Monthly	10.58%	2,255	10.58%
	13	—	—	—	54	Monthly	5.31%	53	5.31%
	529	93	—	—	799	Monthly	9.08%	747	9.08%
	108	1,203	—	—	1,940	Monthly	6.82%	1,572	6.82%
	—	—	—	—	2,766	Monthly	0.00%	2,520	0.00%
Other loans	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%
Hedging derivatives	9,353	1,963	—	—	15,324	—	0.00%	15,324	0.00%
Non-hedging derivatives	6,903	4,529	—	—	15,035	—	0.00%	15,035	0.00%

	1,047,977	921,519	1,043,407	2,069,950	5,456,679			4,399,392

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Trade and other accounts payable		LATAM Airlines Group S.A. and Subsidiaries	Others	—	Others	—	US$	606,885
							CLP	5,761
							BRL	420,407
							BRL	29,758
							BRL	5,389
	—						Others currencies	198,968
Accounts payable, non-current	—	LATAM Airlines Group S.A. and Subsidiaries	Others	—	Others	—	US$	—
							US$	—
							BRL	—
							BRL	—
Accounts payable to related parties currents	—	LATAM Airlines Group S.A. and Subsidiaries	Others	78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	14
			Others	96.847.880-K	Lufthansa Lan Technical Training S.A.	Chile	US$	237
			Others	0-E	Made in Everywhere Rep. Com.Distr.Ltda	Brazil	BRL	23

					Subtotal of page			1,267,442

				Total consolidated				2,052,319

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Trade and other accounts payable	82,049	—	—	—	688,934	—	—	688,934	—
	—	—	—	—	5,761	—	—	5,761	—
	31,190	—	—	—	451,597	—	—	451,597	—
	8,860	—	—	—	38,618	—	—	38,618	—
	14,480	—	—	—	19,869	Monthly	6.60%	19,668	6.60%
	—	—	—	—	198,968	—	—	198,968	—
Accounts payable, non-current	—	18,000	—	—	18,000	—	—	18,000	—
	—	15,994	—	—	15,994	Quarterly	2.06%	15,541	2.06%
	—	3,594	—	—	3,594	—	—	3,594	—
	—	39,251	44,872	142,914	227,037	Monthly	6.60%	207,089	6.60%
Accounts payable to related parties currents	—	—	—	—	14	—	—	—	—
	—	—	—	—	237	—	—	—	—
	—	—	—	—	23	—	—	—	—

	136,579	76,839	44,872	142,914	1,668,646			1,647,770

	1,726,152	2,561,604	2,186,067	4,480,111	13,006,253			11,421,158

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2012, the Company provided US$ 189.9 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2013, the Company had provided US$ 94.3 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts and exchange rate R$/US$, and iii) changes in fuel prices, exchange rate R$/US$ and interest rates.

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

The Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB-(the minimum required for being considered investment grade). As a result of consolidation with TAM S.A. and Subsidiaries, the rating agency Fitch has issued on May 3, 2013 a new long-term rating for the Company of BB + with stable perspective (which is not an investment grade rating).Additionally, on June 10, 2013, S&P issued a long term rating of BB, with a positive outlook.

The leverage ratios as of December 31, 2013, and December 31, 2012, were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Total financial loans	9,830,866	9,759,507
Last twelve months Operating lease payment x 8	3,528,616	3,390,664
Less:
Cash and marketable securities	(2,561,574)	(1,120,335)

Total net adjusted debt	10,797,908	12,029,836

Net Equity	5,238,821	5,112,051
Cash flow hedging reserve	34,508	140,730

Adjusted equity	5,273,329	5,252,781

Total adjusted debt and equity	16,071,237	17,282,617

Adjusted leverage	67.2%	69.6%

See information related to financial covenants in Note 36 (a).

3.3. Estimates of fair value.

At December 31, 2013, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1. Hedge Instruments:

This category includes the following instruments:

•	Interest rate derivative contracts,

•	Fuel derivative contracts,

•	Currency derivative contracts

2. Financial Investments:

This category includes the following instruments:

•	Investments in short-term Mutual Funds (cash equivalent),

•	Bank certificate of deposit – CBD,

•	Private investment funds and

•	Financial letters

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

As of December 31, 2013
		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	579,349	579,349	—	—
Short-term mutual funds	579,349	579,349	—	—
Other financial assets, current	625,086	546,116	78,970
Fair value of interest rate derivatives	6	—	6	—
Fair value of fuel derivatives	15,868	—	15,868	—
Fair value of foreign currency derivatives	32,058	—	32,058
Interest accrued since the last payment date of Currency Swap	483	—	483	—
Private investment funds	544,182	544,182	—	—
Certificate of deposit CDB	2,374	—	2,374	—
Financial letter	351	351	—	—
Domestic and foreign bonds	28,181	—	28,181	—
Other investments	1,583	1,583	—	—
Liabilities
Other financial liabilities, current	70,506	—	70,506
Fair value of interest rate derivatives	32,070	—	32,070	—
Fair value of foreign currency derivatives	28,621	—	28,621	—
Interest accrued since the last payment date of Currency Swap	5,775	—	5,775
Interest rate derivatives not recognized as a hedge	4,040	—	4,040	—
Other financial liabilities, non current	56,397	—	56,397	—
Fair value of interest rate derivatives	54,906	—	54,906	—
Interest rate derivatives not recognized as a hedge	1,491	—	1,491	—

As of December 31, 2012
		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	311,675	311,675	—	—
Short-term mutual funds	311,675	311,675	—	—
Other financial assets, current	474,176	319,145	155,031
Fair value of interest rate derivatives	6	—	6	—
Fair value of fuel derivatives	4,098	—	4,098	—
Private investment funds	317,598	317,598	—	—
Certificate of deposit CDB	77,316	—	77,316	—
Financial letter	73,611	—	73,611	—
Domestic and foreign bonds	748	748	—	—
Other investments	799	799	—	—
Other financial assets, non current	1,118	—	1,118
Fair value of fuel derivatives	1,023	—	1,023	—
Fair value of foreign currency derivatives	95	—	95	—
Liabilities
Other financial liabilities, current	70,075	—	70,075
Interest accrued since the last payment date of Currency Swap	4,660		4,660
Fair value of interest rate derivatives	37,076	—	37,076	—
Fair value of fuel derivatives	10,502	—	10,502	—
Fair value of foreign currency derivatives	13,360	—	13,360	—
Interest rate derivatives not recognized as a hedge	4,477	—	4,477	—
Other financial liabilities, non current	116,555	—	116,555	—
Fair value of interest rate derivatives	104,547	—	104,547	—
Fair value of fuel derivatives	4,530	—	4,530	—
Fair value of foreign currency derivatives	1,963	—	1,963	—
Interest rate derivatives not recognized as a hedge	5,515	—	5,515	—

Additionally, at December 31, 2013, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2013		As of December 31, 2012
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,405,554	1,405,554	338,588	338,588
Cash on hand	6,017	6,017	6,835	6,835
Bank balance	229,935	229,935	147,373	147,373
Overnight	508,781	508,781	119,713	119,713
Time deposits	660,821	660,821	64,667	64,667
Other financial assets	84,858	84,858	162,367	162,367
Other financial assets	84,858	84,858	162,367	162,367
Trade and other accounts receivable current	1,633,094	1,633,094	1,417,531	1,417,531
Accounts receivable from related entities	628	628	15,187	15,187
Other financial assets, non current	65,289	65,289	72,977	72,977
Accounts receivable	100,775	100,775	50,612	50,612
Other financial liabilities, current	1,969,281	2,128,096	1,977,255	2,090,726
Trade and other accounts payables	1,557,736	1,557,736	1,689,990	1,689,990
Accounts payable to related entities	505	505	274	274
Other financial liabilities, non current	7,803,588	7,910,446	7,582,302	7,806,643
Accounts payable, non-current	922,887	922,887	1,085,601	1,085,601

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

Additionally, the management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. The above on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM (except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out described in Note 18.2.a), entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

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

NOTE 5 - SEGMENTAL INFORMATION

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

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc.) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike Lan Pass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with eleven millions of members, along with being a government entity with a separately business and not directly related to air transport.

(a) For the period ended

	Air transportation At December 31,			Coalition and loyalty program Multiplus At December 31,		Eliminations At December 31,		Consolidated At December 31,
	2013	2012	2011	2013	2012	2013	2012	2013	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers	12,328,634	9,380,181	5,585,440	595,903	330,191	—	—	12,924,537	9,710,372	5,585,440
LAN passenger	4,731,296	4,529,099	4,008,910	—	—	—	—	4,731,296	4,529,099	4,008,910
TAM passenger	5,734,359	3,107,555	—	—	—	—	—	5,734,359	3,107,555	—
Freight	1,862,979	1,743,527	1,576,530	—	—	—	—	1,862,979	1,743,527	1,576,530
Income from ordinary activities from transactions with other operating segments	595,903	330,191	—	94,457	52,175	(690,360)	(382,366)	—	—	—
Income from ordinary activities from interest	—	—	—	—	—	—	—	—	—	—
Other operating income	272,640	207,273	132,804	68,925	26,696	—	(13,813)	341,565	220,156	132,804
Interest income	49,737	51,004	14,453	34,280	26,485	(11,189)	—	72,828	77,489	14,453
Interest expense	(472,171)	(294,448)	(139,077)	(1,542)	(150)	11,189	—	(462,524)	(294,598)	(139,077)

Total net interest expense	(422,434)	(243,444)	(124,624)	32,738	26,335	—	—	(389,696)	(217,109)	(124,624)

(b) For the period ended

	Air transportation At December 31,			Coalition and loyalty program Multiplus At December 31,		Eliminations At December 31,		Consolidated At December 31,
	2013	2012	2011	2013	2012	2013	2012	2013	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation and amortization	(1,037,734)	(770,264)	(396,475)	(3,999)	(849)	—	—	(1,041,733)	(771,113)	(396,475)
Material non-cash items other than depreciation and amortization	(523,666)	33,497	1,583	59	(1,559)	—	—	(523,607)	31,938	1,583
Disposal of fixed assets and inventory losses	(33,987)	(21,990)	(6,008)	(123)	(1,597)	—	—	(34,110)	(23,587)	(6,008)
Doubtful accounts	(7,754)	(11,233)	7,716	217	95	—	—	(7,537)	(11,138)	7,716
Exchange differences	(482,139)	66,742	(256)	(35)	(57)	—	—	(482,174)	66,685	(256)
Result of indexation units	214	(22)	131	—	—	—	—	214	(22)	131

Segment profit	(389,040)	(81,222)	320,197	107,926	62,146	—	—	(281,114)	(19,076)	320,197

Participation of the entity in the income of associates	1,954	972	458	—	—	—	—	1,954	972	458
Expenses for income tax	72,155	(72,324)	(61,789)	(52,086)	(30,062)	—	—	20,069	(102,386)	(61,789)
Assets of segment	21,520,500	21,170,727	7,648,659	1,118,686	1,163,316	(8,040)	(7,704)	22,631,146	22,326,339	7,648,659
Investments in associates	3,572	1,619	991	3,024	2,138	—	—	6,596	3,757	991
Amount of non-current asset additions (*)	1,746,913	12,778,773	1,133,501	—	846,285	—	—	1,746,913	13,625,058	1,133,501
Property, plant and equipment	1,685,011	7,275,165	1,104,311	—	—	—	—	1,685,011	7,275,165	1,104,311
Intangibles other than goodwill	61,902	2,333,906	29,190	—	—	—	—	61,902	2,333,906	29,190
Goodwill	—	3,169,702	—	—	846,285	—	—	—	4,015,987	—
Segment liabilities	16,604,451	16,477,979	6,191,287	775,975	746,854	(75,739)	(119,179)	17,304,687	17,105,654	6,191,287
Purchase of non-monetary assets of segment	1,425,270	2,448,530	1,394,640	—	—	—	—	1,425,270	2,448,530	1,394,640

(*)	Includes additions by business combination with TAM S.A. and Subsidiaries at December 31, 2012.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Peru	646,217	620,263	557,549
Argentina	950,595	890,167	616,625
U.S.A.	1,290,493	1,268,573	1,135,904
Europe	937,539	738,803	523,749
Colombia	387,999	366,664	367,642
Brazil	5,572,884	3,322,431	258,300
Ecuador	273,712	266,271	228,871
Chile	1,698,476	1,525,009	1,312,376
Asia Pacific and rest of Latin America	1,166,622	712,191	584,424

Income from ordinary activities	12,924,537	9,710,372	5,585,440

Other operating income	341,565	220,156	132,804

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Cash on hand	6,017	6,835
Bank balances	229,935	147,373
Overnight	508,781	119,713

Total Cash	744,733	273,921

Cash equivalents
Time deposits	660,821	64,667
Mutual funds	579,349	311,675

Total cash equivalents	1,240,170	376,342

Total cash and cash equivalents	1,984,903	650,263

Cash and cash equivalents are denominated in the following currencies at December 31, 2013, and December 31, 2012:

	As of	As of
	December 31,	December 31,
Currency	2013	2012
	ThUS$	ThUS$
Argentine peso	59,018	70,381
Brazilian real	253,392	149,723
Chilean peso (*)	229,918	40,212
Colombian peso	28,132	28,758
Euro	16,571	15,502
US Dollar	1,200,828	230,776
Strong bolivar (**)	162,809	51,346
Other currencies	34,235	63,565

Total	1,984,903	650,263

(*)	The Company entered into currency derivative contracts (forward) ThUS$174,020 at December 31, 2013 (as of December 31, 2012, there were no forward currency derivatives), for conversion into dollars of investments in pesos.
(**)	In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At December 31, 2013, the restricted amount, expressed in dollars at the exchange rate of 6.30 VEF/US$ is ThUS$ 162,809 (ThUS$ 51,346 at December 31, 2012).

The Company has no significant non-cash transactions that must be disclosed.

Other inflows (outflows) of cash at December 31, 2013, December 31, 2012 and December 31, 2011 are detailed as follow:

	For the periods ended
	December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Fuel hedge	11,413	14,237	51,611
Hedging margin guarantees	88,925	12,057	(40,519)
Guarantees	(5,001)	(13,974)	(1,609)
Commodities fuel derivatives	(4,041)	(20,479)	(7,987)
Bank commissions, taxes paid and other	(14,535)	(42,274)	(8,995)

Total Other inflows (outflows) Operation flow	76,761	(50,433)	(7,499)

Opening balance Cash and cash equivalents acquired companies	—	263,986	1,122
Amount paid by Squeeze Out TAM S.A. (*)	—	(167,589)	—
Certificate of bank deposits	75,448	(69,254)	—
Other	—	—	(577)

Total Other inflows (outflows) Investment flow	75,448	27,143	545

Aircraft Financing advances	24,650	(242,804)	163,754
Credit card loan manager	(8,965)	76,280	—
Settlement of derivative contracts	(61,897)	(50,827)	(9,219)
Breakage	(16,280)	(7,405)	—
Other	479	(6,323)	(7,686)

Total Other inflows (outflows) Financing flow	(62,013)	(231,079)	146,849

(*)	See note 18.2 Business combination

NOTE 7 - FINANCIAL INSTRUMENTS

7.1. Financial instruments by category

As of December 31, 2013

Assets
	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,405,554	—	—	579,349	1,984,903
Other financial assets, current (*)	83,136	48,415	2,073	576,320	709,944
Trade and others accounts receivable, current	1,633,094	—	—	—	1,633,094
Accounts receivable from related entities, current	628	—	—	—	628
Other financial assets, non current (*)	64,783	—	506	—	65,289
Accounts receivable, non current	100,775	—	—	—	100,775

Total	3,287,970	48,415	2,579	1,155,669	4,494,633

Liabilities
		Other financial liabilities	Hedge derivatives	Held for trading	Total
		ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current		1,969,281	66,466	4,040	2,039,787
Trade and others accounts payable, current		1,557,736	—	—	1,557,736
Accounts payable to related entities, current		505	—	—	505
Other financial liabilities, non current		7,803,588	54,906	1,491	7,859,985
Accounts payable, non current		922,887	—	—	922,887

Total		12,253,997	121,372	5,531	12,380,900

(*)	The value presented as initial designation as fair value through profit and loss, corresponds to private investment funds; and loans and receivables corresponds to guarantees given.

At December 31, 2012

Assets
	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	338,588	—	—	311,675	650,263
Other financial assets, current (*)	162,367	4,104	74,359	395,713	636,543
Trade and others accounts receivable, current	1,417,531	—	—	—	1,417,531
Accounts receivable from related entities, current	15,187	—	—	—	15,187
Other financial assets, non current (*)	72,470	1,118	507	—	74,095
Accounts receivable, non current	50,612	—	—	—	50,612

Total	2,056,755	5,222	74,866	707,388	2,844,231

Liabilities
		Other financial liabilities	Hedge derivatives	Held for trading	Total
		ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current		1,977,255	65,598	4,477	2,047,330
Trade and others accounts payable, current		1,689,990	—	—	1,689,990
Accounts payable to related entities, current		274	—	—	274
Other financial liabilities, non current		7,582,302	111,040	5,515	7,698,857
Accounts payable, non current		1,085,601	—	—	1,085,601

Total		12,335,422	176,638	9,992	12,522,052

(*)	The value presented as initial designation as fair value through profit and loss, corresponds to private investment funds; and loans and receivables corresponds to guarantees given.

7.2. Financial instruments by currency

a) Assets

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Cash and cash equivalents	1,984,903	650,263
Argentine peso	59,018	70,381
Brazilian real	253,392	149,723
Chilean peso	229,918	40,212
Colombian peso	28,132	28,758
Euro	16,571	15,502
US Dollar	1,200,828	230,776
Strong bolívar	162,809	51,346
Other currencies	34,235	63,565
Other financial assets (current and non current)	775,233	710,638
Argentine peso	1,007	131
Brazilian real	610,242	545,426
Chilean peso	27,555	648
Colombian peso	2,550	2,828
Euro	5,494	7,825
US Dollar	127,294	142,254
Strong bolívar	14	601
Other currencies	1,077	10,925
Trade and other accounts receivable, current	1,633,094	1,417,531
Argentine peso	27,343	33,049
Brazilian real	802,789	552,947
Chilean peso	82,880	132,869
Colombian peso	9,762	8,086
Euro	21,479	67,287
US Dollar	520,991	530,380
Strong bolívar	2,353	2,759
Other currencies (*)	165,497	90,154
Accounts receivable, non-current	100,775	50,612
Brazilian real	1,194	6,677
Chilean peso	8,624	9,564
US Dollar	90,755	34,123
Other currencies	202	248
Accounts receivable from related entities, current	628	15,187
Brazilian real	162	611
Chilean peso	466	14,565
US Dollar	—	11
Total assets	4,494,633	2,844,231
Argentine peso	87,368	103,561
Brazilian real	1,667,779	1,255,384
Chilean peso	349,443	197,858
Colombian peso	40,444	39,672
Euro	43,544	90,614
US Dollar	1,939,868	937,544
Strong bolívar	165,176	54,706
Other currencies	201,011	164,892

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
(*) Other currencies	165,497	90,154
Australian Dollar	26,198	15,944
Chinese Yuan	22,887	4,173
Danish krone	6,899	10,477
Pound Sterling	15,256	10,159
Indian rupee	5,343	3,296
Japanese Yen	10,332	5,271
Norwegian kroner	14,970	666
Swiss Franc	6,645	1,394
Korean Won	16,929	3,362
New Taiwanese Dollar	9,670	478
Other currencies	30,368	34,934

b) Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Trade accounts receivable	1,552,489	1,360,666
Other accounts receivable	251,982	182,980

Total trade and other accounts receivable	1,804,471	1,543,646
Less: Allowance for impairment loss	(70,602)	(75,503)

Total net trade and accounts receivable	1,733,869	1,468,143
Less: non-current portion – accounts receivable	(100,775)	(50,612)

Trade and other accounts receivable, current	1,633,094	1,417,531

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Day	1,378,226	1,231,937
Expired from 1 to 90 days	72,417	33,160
Expired from 91 to 180 days	11,547	10,705
More than 180 days overdue (*)	19,697	9,361
Judicial, pre-judicial collection and protested documents	19,630	29,556
Debtor under pre-judicial collection process and portfolio sensitization	50,972	45,947

Total	1,552,489	1,360,666

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

The receivable past due but not impaired at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Expired from 1 to 90 days	72,417	33,160
Expired from 91 to 180 days	11,547	10,705
More than 180 days overdue	19,697	9,361

Total	103,661	53,226

The amounts of individually impaired Trade and other accounts receivable are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Judicial, pre-judicial collection and protested documents	19,630	29,556
Debtors under pre-judicial collection process and portfolio sensitization	50,972	45,947

Total	70,602	75,503

Currency balances that make up the Trade and other accounts receivable and Accounts receivable, at December 31, 2013 and December 31, 2012, are as follows:

	As of	As of
	December 31,	December 31,
Currency	2013	2012
	ThUS$	ThUS$
Argentine Peso	27,343	33,049
Brazilian Real	803,983	559,624
Chilean Peso	91,504	142,433
Colombian peso	9,762	8,086
Euro	21,479	67,287
US Dollar	611,746	564,503
Strong bolivar	2,353	2,759
Other currency (*)	165,699	90,402

Total	1,733,869	1,468,143

(*) Other currencies
Australian Dollar	26,198	15,944
Chinese Yuan	22,887	4,173
Danish krone	6,899	10,477
Pound Sterling	15,256	10,159
Indian rupee	5,343	3,296
Japanese Yen	10,332	5,271
Norwegian kroner	14,970	666
Swiss Franc	6,645	1,394
Korean Won	16,929	3,362
New Taiwanese Dollar	9,670	478
Other currencies	30,570	35,182

Total	165,699	90,402

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of Trade and other accounts receivables between January 1, 2011 and December 31, 2013 is as follows:

ThUS$
As of January 1, 2011	(22,077)
Write-offs	4,060
(Increase) decrease in allowance	(2,508)

Closing balance as of December 31, 2011	(20,525)

As of January 1, 2012	(20,525)
Write-offs	3,312
(Increase) decrease in allowance	(2,857)
Addition for business combination	(54,511)
Conversion difference affiliates	(922)

Closing balance as of December 31, 2012	(75,503)

As of January 1, 2013	(75,503)
Write-offs	9,928
(Increase) decrease in allowance	(5,027)

Closing balance as of December 31, 2013	(70,602)

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

	As of December 31, 2013			As of December 31, 2012
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,552,489	(70,602)	1,481,887	1,360,666	(75,503)	1,285,163
Other accounts receivable	251,982	—	251,982	182,980	—	182,980

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The Accounts receivable from and payable to related entities as of December 31, 2013 and December 31, 2012, respectively, are as follows:

(a) Accounts Receivable

				As of	As of
			Country	December 31,	December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	of origin	2013	2012	Currency	deadlines	transaction
				ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	—	1	CLP	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	441	14,534	CLP	30 to 45 days	Monetary
79.773.440-1	Transportes San Felipe S.A.	Others related parties	Chile	1	—	CLP	30 to 45 days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	24	30	CLP	30 to 45 days	Monetary
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Others related parties	Brazil	2	—	BRL	30 to 45 days	Monetary
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Others related parties	Brazil	14	14	BRL	30 to 45 days	Monetary
Foreign	Prisma Fidelidade S.A.	Others related parties	Brazil	146	597	BRL	30 to 45 days	Monetary
Foreign	Inversora Aeronáutica Argentina	Others related parties	Argentina	—	11	US$	30 to 45 days	Monetary

	Total current assets			628	15,187

On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217. On December 31, 2013, this balance is paid.

(b) Accounts payable

			Country	As of	As of
			of	December 31,	December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	origin	2013	2012	Currency	deadlines	transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	187	237	US$	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	14	14	CLP	30 to 45 days	Monetary
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Other related parties	Brazil	—	23	BRL	30 to 45 days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	304	—	US$	30 to 45 days	Monetary

	Total current liabilities			505	274

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 - INVENTORIES

The Inventories December 31, 2013 and December 31, 2012 respectively, are detailed below:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Technical stock	190,202	145,665
Non-technical stock	40,826	31,153

Total production suppliers	231,028	176,818

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of December 31, 2013 amounts to ThUS$ 1,757 (ThUS$ 1,174 as of December 31, 2012). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2013, the Company recorded ThUS$ 160,068 (ThUS$ 127,989 as of December 31, 2012, ThUS$ 41,213 as of December 31, 2011) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - TAX ASSETS

The composition of Tax assets is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Provisional monthly payments (advance)	61,570	76,173
Other credits recovery	20,320	19,612

Total current	81,890	95,785

NOTE 12 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
(a) Other financial assets	661,529	632,439
(b) Hedging asset	48,415	4,104

Total current	709,944	636,543

Non-current
(a) Other financial assets	65,289	72,977
(b) Hedging asset	—	1,118

Total non-current	65,289	74,095

(a) Other financial assets

Other financial assets as of December 31, 2013 and December 31, 2012, respectively, are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Private investment funds	544,182	317,598
Deposits in guarantee (aircraft)	51,879	33,012
Time deposits	28,181	—
Guarantees for margins of derivatives	28,157	121,889
Certificate of deposit (CBD)	2,374	77,316
Other investments	1,583	799
Domestic and foreign bonds	351	748
Financial letters	—	73,611
Other guarantees given	4,822	7,466

Total current	661,529	632,439

Non-current
Deposits in guarantee (aircraft)	49,893	37,247
Deposits in guarantee (loan)	11,753	29,344
Other investments	506	507
Other guarantees given	3,137	5,879

Total non-current	65,289	72,977

Total other financial assets	726,818	705,416

(b) Hedging assets

Hedging assets as of December 31, 2013 and December 31, 2012, are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Interest accrued since the last payment date of currency Swap	483	—
Fair value of interest rate derivatives	6	6
Fair value of foreign currency derivatives	32,058	—
Fair value of fuel price derivatives	15,868	4,098

Total current	48,415	4,104

Non-current
Fair value of foreign currency derivatives	—	95
Fair value of fuel price derivatives	—	1,023

Total non-current	—	1,118

Total hedging asset	48,415	5,222

The foreign currency derivatives exchange is collars and cross currency swap.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 21.

NOTE 13 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
(a) Advance payments	56,392	45,826
(b) Other assets	279,225	238,578

Total current	335,617	284,404

Non-Current
(a) Advance payments	55,889	39,707
(b) Other assets	216,387	268,280

Total non-current	272,276	307,987

(a) Advance payments

Advance payments as of December 31, 2013 as of December 31, 2012 are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Aircraft leases	28,555	18,703
Aircraft insurance and other	13,180	12,643
Handling and ground handling services	286	158
Others	14,371	14,322

Total current	56,392	45,826

Non-Current
Aircraft leases	17,332	20,732
Others	38,557	18,975

Total non-current	55,889	39,707

Total advance payments	112,281	85,533

(b) Other assets

Other assets as of December 31, 2013, and December 31, 2012 are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Aircraft maintenance reserve (*)	152,797	123,299
Sales tax	120,215	106,736
Others taxes	5,556	7,847
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	657	696

Total current	279,225	238,578

Non-current
Aircraft maintenance reserve (*)	79,012	140,116
Judicial deposits	70,380	54,336
Sales tax	65,936	73,050
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	515	474
Others	544	304

Total non-current	216,387	268,280

Total other assets	495,612	506,858

(*)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are payable periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (10 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2013, LATAM had ThUS$231,809 in maintenance reserves (ThUS$ 263,416 at December 31, 2012), corresponding to 21 aircraft out of a total fleet of 339 (24 aircraft out of a total fleet of 327 at December 31, 2012). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 14 - NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2013, and December 31, 2012 are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Aircraft	438	44,878
Rotables	1,362	1,184
Inventories on consignment	8	686
Engines	272	542
Scrapped aircraft	365	365

Total	2,445	47,655

During 2012, two A318-100 aircraft were transferred from the heading of Property, plant, and equipment to Non-current assets or groups of assets for disposal classed as held for sale. These two aircraft were sold during the first quarter of 2013.

Moreover, during the fourth quarter of 2013, a Boeing B737-200 and four ATR42-300 aircraft were sold.

The figures shown in this item are presented at book value or fair value minus sales cost, whichever is lower.

The Company has no discontinued operations as of December 31, 2013.

NOTE 15 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The detail of significant subsidiaries and summarized financial information at December 31, 2013, December 31, 2012 and December 31, 2011 is presented below:

Significant subsidiaries detailed as of December 31, 2013

				Nature and scope of
	Country			significant restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	Without significant restrictions
TAM S.A.	Brazil	BRL	99.99938	Without significant restrictions

Significant subsidiaries detailed as of December 31, 2012

				Nature and scope of
	Country			significant restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions
TAM S.A.	Brazil	BRL	99.99938	Without significant restrictions

Significant subsidiaries detailed as of December 31, 2011

				Nature and scope of
	Country			significant restrictions
	of	Functional	%	on transferring funds
Name of significant subsidiary	incorporation	currency	Ownership	to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2013						ended December 31, 2013
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	263,516	237,577	25,939	252,109	250,699	1,410	1,173,391	3,755
Lan Cargo S.A.	772,640	360,733	411,907	413,527	233,363	180,164	304,060	3,685
Lan Argentina S.A.	214,426	192,590	21,836	205,672	203,567	2,105	500,128	(13,311)
Transporte Aéreo S.A.	359,693	69,459	290,234	120,399	37,049	83,350	400,518	(4,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	94,160	58,867	35,293	93,535	89,802	3,733	299,138	(40,295)
Aerovías de Integración Regional, AIRES S.A.	188,518	69,591	118,927	36,009	24,936	11,073	335,854	(63,359)
TAM S.A. (*)	8,695,458	2,372,047	6,323,411	7,983,671	3,249,581	4,734,090	6,791,104	(458,475)

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2012						ended December 31, 2012
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	159,361	133,448	25,913	150,319	149,263	1,056	1,047,106	2,513
Lan Cargo S.A.	727,091	172,856	554,235	371,663	169,501	202,162	292,066	(50,693)
Lan Argentina S.A.	165,961	144,463	21,498	141,454	139,653	1,801	538,328	9,152
Transporte Aéreo S.A.	357,725	249,174	108,551	114,302	26,731	87,571	373,157	11,144
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	74,204	40,531	33,673	71,284	68,068	3,216	305,177	(14,077)
Aerovías de Integración Regional, AIRES S.A.	165,032	58,457	106,575	58,398	46,434	11,964	283,870	(75,522)
TAM S.A. (*)	8,821,298	2,003,122	6,818,176	9,198,899	3,556,778	5,642,121	3,633,592	(75,195)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

Summary financial information of significant subsidiaries

							Results for the year
	Statement of financial position as of December 31, 2011						ended December 31, 2011
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	139,888	124,485	15,403	128,979	128,025	954	916,861	920
Lan Cargo S.A.	765,829	188,937	576,892	343,799	122,450	221,349	258,298	57,140
Lan Argentina S.A.	136,579	108,561	28,018	114,037	112,555	1,482	438,137	(1,972)
Transporte Aéreo S.A.	348,943	237,627	111,316	116,663	26,332	90,331	370,697	26,146
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	71,598	42,369	29,229	61,102	58,726	2,376	278,039	2,303
Aerovías de Integración Regional, AIRES S.A.	134,983	76,936	58,047	80,271	70,112	10,159	282,493	(25,860)

NOTE 16 - EQUITY ACCOUNTED INVESTMENTS

The composition of investments accounted for using the equity method is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
(a) Related companies	3,572	1,619
(b) Joint Ventures	3,024	2,138

Equity accounted investments	6,596	3,757

(a) Related Companies

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2013 and December 31, 2012, and the statements of income, for the periods ended at December 31, 2013, December 31, 2012 and December, 2011.

As of December 31, 2013

	Assets	Liabilities
	ThUS$	ThUS$
Current	2,147	670
Non-current	331	109

Total	2,478	779

As of December 31, 2012

	Assets	Liabilities
	ThUS$	ThUS$
Current	3,193	1,421
Non-current	419	109

Total	3,612	1,530

	For the periods ended
	December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Total operating revenues	3,212	3,704	2,896
Total expenses	(2,533)	(2,759)	(1,902)

Sum of net income	679	945	994

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A. and Lufthansa Lan Technical Training S.A. The Company made no investments in associates during 2013.

			Percentage of ownership		Cost of investment
			As of	As of	As of	As of
	Country of	Functional	December 31,	December 31,	December 31,	December 31,
Company	incorporation	currency	2013	2012	2013	2012
			%	%	ThUS$	ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates between January 1, 2011 and December 31, 2013 is as follows:

ThUS$
Opening balance as of January 1, 2011	593

Participation in profits	502
Dividends received	(25)
Other increases, investments in associated entities	(79)

Total changes in investments in associated entities	398

Closing balance as of December 31, 2011	991

Opening balance as of January 1, 2012	991

Participation in profits	295
Adjustment to participation in previous years profits	(178)
Dividends received	(352)
Other increases, investments in associated entities	863

Total changes in investments in associated entities	628

Closing balance as of December 31, 2012	1,619

Opening balance as of January 1, 2013	1,619

Equity accounted earnings
Participation in profits	341
Other increases, investments in associated entities	1,612

Total changes in investments in associated entities	1,953

Closing balance as of December 31, 2013	3,572

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

(b) Joint Venture

Multiplus S.A., a subsidiary of TAM S.A. and AIMIA Newco UK LLP (“Aimia”) jointly control the Companhia Brasileira de Serviços de Fidelização S.A. (“CBSF”). The company was incorporated on April 2, 2012, whose corporate name was changed to Prismah Fidelidade S.A. (“Prismah”).

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

Movement investment at December 31, 2013

	Amount of
	shares	ThUS$
Capital aware - AAG Constituent (*)	500	1
Capital increase - AGE (**) 09/18/2012	6,571,500	3,215
Equity accounted earnings	—	(1,078)

Closing balance at December 31, 2012	6,572,000	2,138

Future advance capital increase	—	4,977
Equity accounted earnings	—	(3,833)
Conversion difference affiliates	—	(258)

Closing balance at December 31, 2013	6,572,000	3,024

(*)	General Assembly Act
(**)	Extraordinary General Assembly

The company Prismah Fidelidade S.A. as of December 31, 2013, has the following items:

	As of	As of
	December 31,	December 31,
	2013	2012
Social capital ThUS$	16,323	6,432
Number of ordinary shares	35,200,194	13,144,000
Ordinary shares owned by Multiplus S.A.	17,600,097	6,572,000
Participation %	50	50

	ThUS$	ThUS$
Equity accounted investments	3,024	2,138
Current assets	6,985	4,356
Non-current assets	1,481	2,275
Current liabilities	2,418	2,356

	For the periods ended
	December 31,
	2013	2012
	ThUS$	ThUS$
Result of the period	(7,665)	(1,065)
Equity accounted earnings	(3,833)	(533)
Revenues in the period	1,091	9
Expense in the period	(8,756)	(1,075)

NOTE 17 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Computer software	143,124	144,244
Developing software	46,075	54,635
Airport slots	1,361,807	1,561,130
Loyalty program	453,907	520,344
Trademarks	88,314	101,240
Other assets	81	806

Total	2,093,308	2,382,399

Classes of intangible assets (gross)	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Computer software	278,721	223,586
Developing software	46,075	54,635
Airport slots	1,361,807	1,561,130
Loyalty program	453,907	520,344
Trademarks	88,314	101,240
Other assets	808	1,372

Total	2,229,632	2,462,307

The movement in Intangible assets other than goodwill between January 1, 2011 and December 31, 2013 is as follows:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (*)	program (*)	Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	26,074	19,109	—	—	566	45,749
Additions	8,904	20,286	—	—	—	29,190
Withdrawals	(184)	—	—	—	—	(184)
Amortization	(9,670)	—	—	—	(162)	(9,832)

Closing balance as of December 31, 2011	25,124	39,395	—	—	404	64,923

Opening balance as of January 1, 2012	25,124	39,395	—	—	404	64,923
Additions	18,769	43,632	—	24	—	62,425
Withdrawals	(1,636)	—	—	(2)	—	(1,638)
Transfer software	55,618	(51,391)	—	—	—	4,227
Adquisitions through business combinations	78,106	22,864	1,552,016	617,934	561	2,271,481
Difference by subsidiaries conversion	(757)	135	9,114	3,628	3	12,123
Amortization	(30,980)	—	—	—	(162)	(31,142)

Closing balance as of December 31, 2012	144,244	54,635	1,561,130	621,584	806	2,382,399

Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	14,703	47,199	—	—	—	61,902
Withdrawals	(467)	(1,975)	—	—	—	(2,442)
Transfer software	46,444	(48,890)	—	—	(492)	(2,938)
Subsidiaries conversion difference	(5,542)	(4,894)	(199,323)	(79,363)	(72)	(289,194)
Amortization	(56,258)	—	—	—	(161)	(56,419)

Closing balance as of December 31, 2013	143,124	46,075	1,361,807	542,221	81	2,093,308

The airport slots correspond to an administrative authorization for the arrival and departure of aircraft, in a specific airport, within a period of time.

The coalition and loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus.

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 3 and 7 years.

Intangible assets with undefined useful lives are tested annually for impairment as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 18.1.)

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2013 amounts to ThUS$ 135,597 (ThUS$ 79,342 as of December 31, 2012, ThUS$ 48,362 as of December 31, 2011). The accumulated amortization of other identifiable intangible assets as of December 31, 2013 amounts to ThUS$ 727 (ThUS$ 566 as of December 31, 2012, ThUS$ 404 as of December 31, 2011).

(*)	See Note 2.5

NOTE 18 – GOODWILL AND BUSINESS COMBINATION

18.1. Goodwill

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiaries at the acquisition date. Goodwill at December 31, 2013 amounted to ThUS$ 3,727,605 (ThUS$ 4,213,160 as revised at December 31, 2012).

The Company has two cash- generating units (CGU), confirming the existence of two cash-generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

The recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

Air transportation CGU

•	Long-term growth rate: We used a growth rate between 2.0% and 4.0% per year.

•	Exchange rate R$ / US$: we used a rate between 2.40 and 3.50 R$ / US $, in line with the expectations of the central bank of Brazil.

•	Discount rate: based on the weighted average cost of capital (WACC) we used a rate between 10.0% and 12.0%.

•	Fuel Price: prices are used in a range of 124.50 and 130.50 US$ / barrel, from futures price curves commodities markets.

Coalition and loyalty program Multiplus CGU (*)

•	Long-term growth rate: We used a growth rate between 4.0% and 7.0% per year.

•	Exchange rate R$ / US$: we used a rate between 2.40 and 3.50 R$ / US $, in line with the expectations of the central bank of Brazil.

•	Discount rate: based on cost of equity (CoE) we used a rate between 20.0% and 25.0%.

(*)	For the Coalition and loyalty program Multiplus CGU the flows, as in the growth rate and discount, are denominated in real.

Given the expectation of growth and the long investment cycles characteristic of the industry, are used projections of ten years.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

Air transportation CGU

•	Using a discount rate up to 12.0%

•	Using a minimum growth rate of 2.0%

Coalition and loyalty program Multiplus CGU

•	Using a discount rate up to 24.5%

•	Using a minimum growth rate of 4.5%

In none of the previous cases was presented an impairment.

The movement of Goodwill from January 1, 2012 to December 31, 2013, is as follows:

	Air	Coalition and
	transportation	loyalty program
	(**)	Multiplus (**)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	163,777	—	163,777
Additions by business combinations	2,118,057	—	2,118,057
Amendment initial recognition (*)	1,051,645	846,285	1,897,930
Increase (decrease) due to exchange rate differences	28,427	4,969	33,396

Closing balance as of December 31, 2012	3,361,906	851,254	4,213,160

Opening balance as of January 1, 2013	3,361,906	851,254	4,213,160
Others	44,860	—	44,860
Increase (decrease) due to exchange rate differences	(421,729)	(108,686)	(530,415)

Closing balance as of December 31, 2013	2,985,037	742,568	3,727,605

(*)	The amendments to initial recognition includes: changes in fair values determined in accordance with IFRS 3 during the measurement period, including Goodwill allocation to loyalty coalition program of Multiplus and correction of non-significant errors originated before the date of acquisition.
(**)	The amounts presented in December 2012 have been revised in accordance with IFRS 3 during the measurement period.

18.2. Business combination

The following information summarizes the business combination process with TAM S.A. and subsidiaries:

(a)	Description of the business combination process with TAM S.A. and Subsidiaries

(b)	Business combination in accordance with IFRS 3

(c)	Revision of the consolidated financial statements for the 2012 accounting period

(d)	Other information

(a) Description of the Business Combination process with TAM S.A and Subsidiaries

Dated June 22, 2012 the merger was successfully completed between LAN Airlines S.A. (today LATAM Airlines Group S.A.), with Sister Holdco S.A. and Holdco II S.A., two companies specially constituted for the purpose of the association between the Company and TAM S.A. which was reflected in the deed of execution of merger issued by such companies at the same time, and it was rectified by deed dated July 10, 2012. These scriptures recorded the share exchange of Sister Holdco S.A. and Holdco II S.A. for LAN´s shares in one related of 0.9 of LAN´s shares for each Sister Holdco S.A. and Holdco II S.A. That exchange occurred with the delivery of the respective LAN shares to shareholders of Sister Holdco S.A. and the respective BDRs (“Brazilian Depositary Receipts”) and ADRs (“American Depositary Receipts”) from LAN to the shareholders of Holdco II S.A. abroad on June 27, 2012, that is, TAM shareholders who accepted the exchange offer.

The share exchange offer materialized with the exchange previously referenced was 99.9% of the TAM shares that accepted that TAM would stop being a public company in Brazil, which fulfilled the condition for the cancellation of registration, requirement for the success of the exchange offer.

The capital increase in LATAM Airline S.A originated in the merger is determined by the social capital amount of Sister Holdco S.A. and Holdco II S.A., equivalent to ThUS$ 951,409. The difference between this value and the purchase price (Note 18.2.b), amounting to ThUS$ 2,665,692 was included in “Other reserves” during 2012.

On July 27, 2012, TAM made use of the Squeeze-Out granted by the Brazilian legislation, under which a compulsory could rescue all TAM shares that were not exchanged in the exchange offer or contributed by controlling shareholders of TAM. Since TAM shares received in the exchange offer, plus the shares committed by the controlling shareholders of TAM, represented 95.9% of the total outstanding shares of TAM, the aforementioned condition was met on the remaining 4.1% through the disbursement by TAM of ThUS$ 165,143.

As a consequence of the end of that process: (i) concluded the process of Business Combination of LAN and TAM, and (ii) the renaming of LAN Airlines S.A. to LATAM Airlines Group S.A. became effective.

The costs incurred by LATAM Airline Group S.A. to make the Business Combination amounts to ThUS$ 50,647 for the year ended December 31, 2012, and were recorded in the Income statement when they were incurred.

The ownership structure of TAM, after the business combination, is as follows:

TAM S.A.

	Holdco I S.A.		LATAM Airlines Group S.A.		Total
Class of shares	Shares	%	Shares	%	Shares
ON (voting rights)	55,413,784	100.00	—		55,413,784
PN (non-votings rights)	—		94,718,931	100.00	94,718,931

Total	55,413,784		94,718,931		150,132,715

Holdco I S.A.

	TEP Chile S.A. (owned by the controlling shareholders of TAM)		LATAM Airlines Group S.A.		Total
Class of shares	Shares	%	Shares	%	shares
Serie A (voting rights)	938	80.58	226	19.42	1,164
Serie B (economic right)	—		55,413,621	100.00	55,413,621

Total	938		55,413,847		55,414,785

TAM is a leading airline in Brazil, with more than 35 years in operation, and as of the date of the business combination it boasted: over 30,000 employees, a fleet of more than 160 aircraft, annual sales surpassing US$7.3 billion, and a 2011 Brazilian market share of 41.2% domestically, and 88.1% of international flights operated by Brazilian-flagged airlines. It is appropriate to point out that Multiplus S.A., a company controlled by TAM S.A., is engaged in the development and administration of client loyalty programs. Multiplus S.A. has been registered in the “Novo Mercado” section on the BMF&Bovespa exchange since February 3, 2010.

Under IFRS 3 this operation has been registered as a business combination consigning to the Company as purchaser of TAM. Besides the fact that LATAM is the one who issuing the shares in the combination, this is based on the economic rights and relative vote relating of the former shareholders of LAN and TAM over the combined entity.

(b) Business combination in accordance with IFRS 3 (*)

IFRS 3 establishes principles and requirements for how the acquirer:

i.	Recognizes and measure the consideration paid;

ii.	Recognizes and measure fair value of identifiable net assets acquired; and

iii.	Recognizes and measure the goodwill acquired.

IFRS 3 provides the acquirer with a reasonable time (measurement period) to obtain the information necessary to identify and measure the three points mentioned above as of the acquisition date. During the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period shall not exceed one year from the acquisition date (June 22, 2012). Therefore, some amounts reported in previous financial statements as provisional amounts because the accounting was incomplete have been retrospectively adjusted.

(i) Consideration paid

The following summarizes the consideration paid for TAM S.A. and subsidiaries:

Number of shares LAN Exchange (a)	Share price at fair value at June 22 exchange rate at June 22 US$ (b)	Total exchange of shares ThUS$ (a) times (b)	Squeeze Out At July 27 at t/c June 22 ThUS$	Total purchase price ThUS$
135,119,066	26.76973	3,617,101	165,143	3,782,244

Value of the share at June 22, 2012 CLP$ 13,489

Exchange rate as of June 22, 2012 503.89 CLP$/US$

Consideration paid was calculated, in accordance with IFRS 3, as the sum of the fair value of the LAN shares provided and the Squeeze-Out cash payment explained in Note 18.2.(a).

(*)	See note 2.2

(ii) Fair value of identifiable assets acquired and liabilities assumed.

The following table summarizes the fair value of recognized amounts of identifiable assets acquired and liabilities assumed at the acquisition date.

Fair value
ThUS$
Cash and cash equivalents	263,986
Other financial assets	810,079
Other non-financial assets	324,170
Trade and other accounts receivable	1,004,331
Inventories	66,287
Tax assets	145,626
Assets held for sale	8,865
Airport Slots	1,472,625
Loyalty program	517,304
Other intangible assets	281,552
Fleet	3,178,065
Other property, plant and equipment	1,063,036
Other financial liabilities	(4,802,902)
Other non-financial liabilities	(1,445,463)
Trade and other accounts payables	(1,473,579)
Other provisions	(1,429,012)
Employee benefits	(18,580)
Tax liabilities	(65,185)
Deferred tax	(31,940)
Accounts payable to related entities	(82)

Net assets at fair value	(130,817)

•	The airport slots (landing and take-offs) have been measured at fair value at the date of the combination, using the net present value of projected Earing Before Interest and Taxes (EBIT) of those routes going through those airports where slots were acquired as part of the business combination (Congonhas, JFK and Heathrow); and its useful lives are classified as indefinite, which shall be subject to impairment test annually.

•	Customer loyalty program “Multiplus” fair value has been measured using estimated discounted cash flows related to the mentioned intangible as of the acquisition date and its useful lives are classified as indefinite, which shall be subject to impairment test annually.

•	Fair value of fleet was measured using market values and considering model, age and actual maintenance conditions of each airplane. Additionally, in relation with those airplanes under operative lease, maintenance cost and devolution cost have been provided for.

•	Fair value of Other provisions is related with the recognition of contingent liabilities assumed in a business combination even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, according to IFRS 3.

•	As part of the purchase price allocation required under IFRS 3 carried out during the first half of 2013, errors were identified and corrected that were not material to the LATAM consolidated financial statement. These errors originated from TAM S.A. and Subsidiaries.

iii. Goodwill acquired

The financial statements of LATAM Airlines Group S.A. include goodwill recorded to the value of ThUS$ 4,015,987 calculated and assigned to corresponding segments. The following table summarizes the consideration paid, the fair value of assets acquired, liabilities assumed, non-controlling interest and goodwill acquired at the acquisition date.

	ThUS$	ThUS$
Purchase price		3,782,244

Less:
Historic net assets	578,559
Fair value adjustment:
Airport Slots	(1,472,625)
Loyalty program	(517,304)
Fleet (included maintenance)	723,364
Other provisions	1,157,419
Error correction	584,126
Deferred tax	104,342
Other	130,054

Total adjustment	709,376

Total net assets at fair value	(130,817)	(130,817)
Non-controlling interest		102,926

Goodwill restated at June 22, 2012		4,015,987

The following table summarizes Goodwill acquired by segments.

Goodwill restated at June 22, 2012
ThUS$
Goodwill asignned Air transportation CGU	3,169,702
Goodwill asignned Coalition and loyalty program Multiplus CGU	846,285

Total Goodwill	4,015,987

Non-controlling interest have been measured and recognized at fair value.

(c) Retrospective revision to LATAM 2012 consolidated financial statements.

As required by IFRS, during the first half of 2013, based on new information obtained about facts and circumstances that existed as of the acquisition date, Latam Airlines Group S.A. has retrospectively adjusted the amounts presented in the December 31, 2012 consolidated financial statements. Adjustments are related to the fair value of: fleet, customer loyalty programs and provisions, and to non-material errors identified related to Deferred income and Tax liabilities that existed before the acquisition date relating to TAM S.A. and Subsidiaries.

•	The impact of the fair value adjustments mentioned above at December 31, 2012 increased total assets by US$ 485 million, increased total liabilities by US$ 1,039 million and decreased net results by US$ 19 million for the period then ended.

•	The errors correction mentioned above at December 31, 2012 had an impact of US$ 416 million in relation with Revenue and deferred revenue, US$ 183 million in relation with Taxes and Income taxes, and US$ 11 million (loss) for the period then ended.

The revised amounts of the statement of financial position at June 22, 2012, date of the business combination of TAM S.A. and its subsidiaries are as follows:

						Errors on Revenue and deferred revenue cycle	Errors on Tax and deferred taxes cycle
	Fair value at June 22, 2012
	publicated at June 30, 2013	publicated at december 31, 2012	Variation	Fair value modification
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	263,986	263,986	—	—		—	—
Other financial assets	810,079	810,079	—	—		—	—
Other non-financial assets	324,170	333,086	(8,916)	(8,916)		—	—
Trade and other accounts receivable	1,004,331	1,035,692	(31,361)	(15,686)		(15,675)	—
Inventories	66,287	69,823	(3,536)	(3,434)		(102)	—
Tax assets	145,626	156,215	(10,589)	(28,897)		(22)	18,330
Assets held for sale	8,865	8,865	—	—		—	—
Airport slots	1,472,625	1,472,625	—	—		—	—
Loyalty programs	517,304	—	517,304	517,304	(a)	—	—
Other intangible assets	281,552	268,190	13,362	13,385		(23)	—
Fleet	3,178,065	3,176,372	1,693	1,693		—	—
Other property, plant and equipment	1,063,036	1,057,220	5,816	5,816		—	—
Other financial liabilities	(4,802,902)	(4,802,902)	—	—		—	—
Other non-financial liabilities	(1,445,463)	(1,064,782)	(380,681)	16,847		(397,528)	—
Trade and other accounts payables	(1,473,579)	(1,077,784)	(395,795)	(406,153	) (b)	10,358	—
Other provisions	(1,429,012)	(634,076)	(794,936)	(742,180	) (c)	—	(52,756)
Employee benefits	(18,580)	—	(18,580)	(18,580)		—	—
Tax liabilities	(65,185)	(65,185)	—	—		—	—
Deferred taxes	(31,940)	(22,109)	(9,831)	136,877		—	(146,708)
Accounts payable to related entities	(82)	(82)	—	—		—	—

Net assets at fair value	(130,817)	985,233	(1,116,050)	(531,924)		(402,992)	(181,134)

The main changes made to the fair value correspond to:

(a) Loyalty program

Complementing the mentioned in Note 18.2 (b) ii, the company has recognized as an intangible asset the loyalty program and coalition of Multiplus. The program provides a system of coalition flexible and interrelated among its partners and members, which allows a considerable increase in consumer loyalty. This program has been valued at fair value using the income approach, through cash flows from the margins attributed to intangible. His life has been regarded as indefinite, based on the ability to maintain and renew the relationship between strategic partners among others aspects.

(b) Trade and other accounts payables

The main fair values reflected in this category are:

•	Maintenance liability: It has been adjusted the initial valuation of major maintenance of the leased fleet, taking into consideration the detailed review of all lease contracts and updates the initial calculation (ThUS$ 303,377).

•	Aircraft return provision: There was registered a provision to cover the additional cost related with the return of aircraft. This is for the portion accrued at the date of the business combination (ThUS$ 38,818).

•	Aircraft operating leasing adjustment: There was registered a provision for the difference between the fair value and the real value of future rents under operating leasing (ThUS$ 53,600).

(c) Other provision

The fair value of other provision, correspond to those contingencies with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be registered in the context of a business combination in accordance with IFRS 3.

The detailed fair values for other provision are as follows:

	ThUS$	ThUS$
Civil cases		3,398
Labor disputes		(5,524)
Litigation and tax criteria		744,306
Direct taxes	516,292
Indirect taxes	228,014

Total		742,180

Civil cases correspond to approximately 7,000 cases involving different demands of civil order, filed against of TAM S.A. and Subsidiaries and whose loss probability is less than 50%.

The labor disputes are approximately 2,200 cases involving different demands of labor order, filed against of TAM S.A. and Subsidiaries and whose loss probability is less than 50%.

The litigation and tax criteria correspond to approximately 500 cases involving to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage, and whose probability of loss is less than 50%.

In the process of determining the fair values of the net assets of TAM S.A. and its Subsidiaries, at the date of the business combination, non-significant errors were detected within the LATAM’s consolidated financial statement, in Deferred income and Tax liabilities. These errors originated from TAM S.A. and Subsidiaries and the nature of these errors correspond to:

•	Revenue and deferred revenue cycle

Differences between the general ledger and the sub-ledger, corresponding to deferred revenue not recognized related with unused tickets.

The correction of this difference resulted in decreases in the following items of the Statement of financial position of TAM S.A. and its Subsidiaries at June 22, 2012: Trade and other accounts receivable for ThUS$ 15,675, other items of assets for ThUS$ 147 and Trade payables and other accounts payable ThUS$ 10,358, and increases in Other financial liabilities non-current of ThUS$ 397,528.

•	Tax and deferred taxes cycle

Errors in the determination of annual taxable income used to calculate of deferred tax and the re-calculation and correction of statements, product of changes in the method of determination of tax credits.

The corrections of this errors resulted in the increase of the following items of the Statement of financial position of TAM S.A. and its Subsidiaries at June 22, 2012: Tax assets for ThUS$ 18,330, Other long term provision for ThUS$ 52,756 and Deferred tax liabilities for ThUS$ 146,708.

The adjustments to LATAM Airlines Group SA and subsidiaries, for each type of error between the acquisition date and December 31, 2012 were:

•	Revenue and deferred revenue cycle

During this period the adjustments are complementary to the error correction made at the acquisition date, and the main modified items are: Trade and other accounts receivables (increase of ThUS$ 40,856) and Other financial liabilities non-current (increase of ThUS$ 50,393) with effect Revenue (loss of ThUS$ 10,236).

•	Tax and deferred taxes cycle

During this period the adjustments are complementary to the error correction made at the acquisition date, and the main modified items are: Other provisions non-current (increase of ThUS$ 1,581) and Deferred tax liabilities (decrease of ThUS$ 1,139) with effect on Revenue (loss of ThUS$ 1,581) and loss tax expense (less expense of ThUS$ 1,139).

The effects resulting from the fair value adjustments and errors correction at December 31, 2012 were the following:

	Revised amount for the year ended at december 31, 2012	Historical amounts for the year ended at december 31, 2012	Variation	Fair value modification		Errors on Revenue and deferred revenue cycle	Errors on Tax and deferred taxes cycle
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
	Unaudited
Revenue	9,710,372	9,722,189	(11,817)	—		(10,236)	(1,581)
Cost of sale	(7,634,453)	(7,642,643)	8,190	8,190	(*)	—	—

Gross margin	2,075,919	2,079,546	(3,627)	8,190		(10,236)	(1,581)

Other income	220,156	220,156	—	—		—	—
Distribution cost	(803,619)	(803,619)	—	—		—	—
Administrative expenses	(888,654)	(869,504)	(19,150)	(19,150	) (**)	—	—
Other expenses	(311,753)	(311,753)	—	—		—	—
Other gains / (losses)	(45,831)	(38,750)	(7,081)	(7,081	) (*)	—	—

Gains (losses) from operating activities	246,218	276,076	(29,858)	(18,041)		(10,236)	(1,581)

Financial income	77,489	77,489	—	—		—	—
Financial cost	(294,598)	(294,598)	—	—		—	—
			—	—		—	—
Equity accounted earning	972	972	—	—		—	—
Foreing exchange goins / (losses)	66,685	66,685	—	—		—	—
Result of indexation units	(22)	(22)	—	—		—	—

Income (loss) before taxes	96,744	126,602	(29,858)	(18,041)		(10,236)	(1,581)
Income (loss) tax expenses	(102,386)	(102,212)	(174)	(1,313)		—	1,139

NET INCOME (LOSS) FOR THE PERIOD	(5,642)	24,390	(30,032)	(19,354)		(10,236)	(442)

Income (loss) attributable to owners of the parent	(19,076)	10,956	(30,032)	(19,354)		(10,236)	(442)
Income (loss) attributable to non-controlling interest	13,434	13,434	—	—		—	—

Net income (loss) for the period	(5,642)	24,390	(30,032)	(19,354)		(10,236)	(442)

(*)	Correspond mainly to the impact on the results of operating leases’ fair value adjustments.
(**)	Correspond mainly to the impact on the results of fair value credit card chargeback adjustments.

(d) Other information

The income contribution of TAM S.A. and Subsidiaries during the period of 2012 was ThUS$ 3,633,592, the net result considered in the consolidated financial statements of the group at December 31, 2012, was a loss of ThUS$ 75,195.

NOTE 19 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	858,650	1,153,003	—	—	858,650	1,153,003
Land	59,352	65,307	—	—	59,352	65,307
Buildings	247,263	245,939	(75,478)	(70,869)	171,785	175,070
Plant and equipment	8,461,456	7,942,957	(1,708,668)	(1,635,532)	6,752,788	6,307,425
Own aircraft	7,409,394	6,979,985	(1,347,671)	(1,278,739)	6,061,723	5,701,246
Other	1,052,062	962,972	(360,997)	(356,793)	691,065	606,179
Machinery	73,561	76,956	(41,509)	(41,799)	32,052	35,157
Information technology equipment	182,108	171,568	(135,889)	(131,105)	46,219	40,463
Fixed installations and accessories	97,212	81,252	(46,620)	(38,909)	50,592	42,343
Motor vehicles	75,150	70,706	(51,128)	(48,451)	24,022	22,255
Leasehold improvements	88,641	87,004	(71,872)	(65,276)	16,769	21,728
Other property, plants and equipment	4,791,236	5,814,689	(1,820,679)	(1,870,364)	2,970,557	3,944,325
Financial leasing aircraft	4,618,127	5,659,575	(1,777,980)	(1,830,273)	2,840,147	3,829,302
Other	173,109	155,114	(42,699)	(40,091)	130,410	115,023

Total	14,934,629	15,709,381	(3,951,843)	(3,902,305)	10,982,786	11,807,076

The movement in the different categories of Property, plant and equipment from January 1, 2011 to December 31, 2013 is shown below:

(a) As of December 31, 2011

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

Additions	29,898	—	1,111	1,028,568	11,885	6,663	543	6,555	19,072	1,104,295
Acquisitions through business combination	—	—	—	—	—	—	—	—	16	16
Disposals	—	—	(2,681)	(109,936)	(8)	—	(6)	—	(537)	(113,168)
Transfers (to) from non-current assets and disposal groups	(127)	—	—	(112)	(1,195)	(588)	(1)	—	(115)	(2,138)
Retirements	(150)	—	(4)	(4,817)	(85)	(23)	(17)	—	(332)	(5,428)
Depreciation expense	—	—	(3,302)	(265,062)	(6,354)	(3,602)	(215)	(19,938)	(30,608)	(329,081)
Conversion difference subsidiaries	(852)	—	(95)	(771)	(63)	(54)	18	—	(95)	(1,912)
Other increases (decreases)	343,191	135	2,788	(169,021)	(188)	5,699	25	762	143,577	326,968

Changes, total	371,960	135	(2,183)	478,849	3,992	8,095	347	(12,621)	130,978	979,552

Closing balance as of December 31, 2011	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

(b) As of December 31, 2012

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

Additions	34,885	—	17,349	2,803,242	11,626	7,836	458	4,668	154,000	3,034,064
Acquisitions through business combinations	553,781	46,373	87,338	469,650	16,990	1,696	4,099	—	3,061,174	4,241,101
Disposals	(27)	(5,116)	(4,821)	(73,654)	(15)	—	(28)	—	(5)	(83,666)
Transfers (to) from non-current assets (or disposal groups)	(2,256)	(11,895)	—	(49,910)	—	—	—		—	(64,061)
Retirements	(281)	—	(1,100)	(136,879)	(951)	(261)	(62)	(82)	(18,799)	(158,415)
Depreciation expenses	—	—	(3,311)	(319,578)	(14,982)	(6,526)	(1,316)	(16,432)	(250,329)	(612,474)
Conversion difference subsidiaries	1,844	272	(2,370)	2,625	3,968	530	(101)	—	16,725	23,493
Other increases (decreases)	(522,506)	—	4,047	(477,366)	1,236	3,970	35	2,075	487,561	(500,948)

Changes, total	65,440	29,634	97,132	2,218,130	17,872	7,245	3,085	(9,771)	3,450,327	5,879,094

Closing balance as of December 31, 2012	1,153,003	65,307	175,070	6,360,115	40,463	42,343	4,722	21,728	3,944,325	11,807,076

(c) As of December 31, 2013

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of Janury 1, 2013	1,153,003	65,307	175,070	6,360,115	40,463	42,343	4,722	21,728	3,944,325	11,807,076

Additions	17,731	—	11,798	1,555,667	22,146	7,663	303	—	69,703	1,685,011
Disposals	—	—	—	(141,328)	(31)	—	(161)	—	(644,637)	(786,157)
Retirements	(615)	—	(430)	(65,151)	(270)	(15)	(10)	(219)	(19,716)	(86,426)
Depreciation expenses	—	—	(11,768)	(446,503)	(14,131)	(8,893)	(312)	(12,281)	(336,586)	(830,474)
Conversion difference subsidiaries	(53,452)	(5,955)	(12,414)	(71,013)	(3,375)	(1,527)	(286)	(1)	(320,738)	(468,761)
Other increases (decreases)	(258,017)	—	9,529	(384,669)	1,417	11,021	(2,512)	7,542	278,206	(337,483)

Changes, total	(294,353)	(5,955)	(3,285)	447,003	5,756	8,249	(2,978)	(4,959)	(973,768)	(824,290)

Closing balance as of December 31, 2013	858,650	59,352	171,785	6,807,118	46,219	50,592	1,744	16,769	2,970,557	10,982,786

(d) Composition of the fleet

Aircraft included in the Company’s Property, plant and equipment:

Aircraft	Model	As of December 31, 2013	As of December 31, 2012
Boeing 767	300	3	3
Boeing 767	300ER	34	30
Boeing 767	300F	8	8
Boeing 777	300ER	8	8
Boeing 777	Freighter	2	2
Boeing 787	800	3	3
Airbus A318	100	—	5
Airbus A319	100	39	39
Airbus A320	200	95	76
Airbus A321	200	9	8
Airbus A330	200	8	18
Airbus A340	300	—	2
Airbus A340	500	2	2

Total		211	204

Operating leases:

Aircraft	Model	As of December 31, 2013	As of December 31, 2012
Boeing 767	300ER	6	8
Boeing 767	300F	4	4
Boeing 777	300ER	2	—
Boeing 777	Freighter	2	2
Boeing 787	800	2	—
Airbus A319	100	15	18
Airbus A320	200	65	65
Airbus A321	200	1	1
Airbus A330	200	12	2
Airbus A340	300	4	3
Boeing 737	700	5	6
Bombardier	Dhc8-200	7	10
Bombardier	Dhc8-400	3	4

Total		128	123

Total fleet		339	327

(e)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long- haul fleet. (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

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

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 830,474 (ThUS$ 612,474 at December 31, 2012, ThUS$ 329,081 at December 31, 2011). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(f) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2013, we added direct guarantees for nine Boeing 767-300 aircraft, nineteen Airbus A320 and one Airbus A321 aircraft. Moreover, the Company sold its interest in the permanent establishments Mirlo Leasing LLC, Osprey Leasing Limited, and subsidiary Conure Leasing Limited. Product of the above direct guarantees associated with a Boeing 767-300 aircraft, two aircraft Airbus A320-200s and eight Airbus A319-100 aircraft were eliminated. Additionally, guarantees for seven A318-100 aircraft and two Airbus A340-300 aircraft were removed from their sale.

Description of Property, plant and equipment pledged as guarantee:

			As of December 31, 2013		As of December 31, 2012
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington Trust Company	Aircraft and engines	Boeing 767	1,437,810	1,827,349	1,296,704	1,640,071
		Boeing 777 / 787	777,796	880,470	858,221	937,074
Banco Santander S.A.	Aircraft and engines	Airbus A319	74,042	105,353	81,698	111,458
		Airbus A320	643,945	829,185	626,317	782,609
		Airbus A321	43,071	49,208	—	—
BNP Paribas	Aircraft and engines	Airbus A318	—	—	121,172	150,026
		Airbus A319	209,993	281,846	360,100	501,836
		Airbus A320	199,114	257,857	261,139	333,105
Credit Agricole	Aircraft and engines	Airbus A319	32,251	99,241	44,002	107,625
		Airbus A320	96,774	153,531	68,096	156,355
		Airbus A340	—	—	19,531	105,349
JP Morgan	Aircraft and engines	Boeing 777	259,272	292,486	280,698	324,159
Wells Fargo	Aircraft and engines	Airbus A320	331,854	384,273	—	—
Bank of Utah	Aircraft and engines	Airbus A320	277,622	347,765	—	—
DVB Bank SE	Aircraft and engines	Boeing 767	95,292	151,824	—	—

Total direct guarantee			4,478,836	5,660,388	4,017,678	5,149,667

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2013 amounted to ThUS$ 2,167,470 (ThUS$ 2,888,753 at December 31, 2012). The book value of assets with indirect guarantees as of December 31, 2013 amounts to ThUS$ 2,767,593 (ThUS$ 3,777,715 as of December 31, 2012).

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	160,116	188,214
Commitments for the acquisition of aircraft (*)	23,900,000	24,500,000

(*)	Acording to the manufacturer’s price list.

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

With regards to the above, as of December 31, 2013, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 64 Airbus aircraft of the A320 family to be delivered between 2014 and 2018. The approximate amount is ThUS$ 5,600,000, according to the manufacturer’s price list.

On October 2007, we signed a binding purchase agreement with The Boeing Company for the purchase of 26 Boeing 787 aircraft with deliveries starting in 2012. Moreover, purchase contracts were signed with the same manufacturer in February, May and December 2011, 3, 5 and 2 aircraft 767-300, respectively.

As of December 31, 2013, and as a result of different aircraft purchase contracts signed with The Boeing Company, remain to receive a total of 21 787 Dreamliner aircraft, with delivery dates between 2014 and 2018. The approximate amount, according to the manufacturer’s price list, is ThUS$ 4,300,000. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The acquisition of these aircraft is part of the strategic plan for the long-term fleet. This plan also involves the sale of 15 Airbus A318 model between 2011 and 2013.During 2011 the first 5 aircraft were sold, during 2012 another 3 were sold and during 2013 the last 7 aircraft were sold.

Additionally, as a result of the business combination with TAM S.A. and Subsidiaries the following commitments are incorporated:

In November 2006, a purchase commitment was signed with Airbus S.A.S. for the acquisition of 31 A320 family aircraft and 6 A330-200 aircraft, with deliveries between 2007 and 2010. Subsequently, in January 2008 signed a new commitment for the acquisition of 20 additional A320 family aircraft and 4 aircraft A330-200, with deliveries between 2010 and 2014, also signed a purchase commitment for 22 A350 aircraft. In July 2010, signed a purchase commitment for the acquisition of 20 A320 family aircraft with deliveries between 2014 and 2015 and on the same date the option was exercised to purchase 5 A350. In October 2011, a new commitment was signed to this manufacturer for the acquisition of 10 additional aircraft of the A320 family with deliveries between 2016 and 2017, plus 22 family aircraft A320 NEO with deliveries between 2016 and 2018.

With the above, at December 31, 2013, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 58 aircraft Airbus A320 family, with deliveries between 2014 and 2018, and 27 Airbus aircraft A350 family with delivery dates starting from 2015. Additionally, the Company has valid purchase options for 5 Airbus A350.

In December 2008, a new commitment purchase agreement was signed with The Boeing Company for 2 777 aircraft with deliveries in 2013, and in February 2011 an agreement was signed for the purchase of another 2 777 aircraft with deliveries in 2014.

With the above, at December 31, 2013, due to the various purchase contracts signed with The Boeing Company, remain to receive 2 777 aircraft, whose delivery was scheduled for 2014, which has been rescheduled for 2017. Additionally, the Company has valid purchase options for other 2 777 aircraft.

The approximate amount of individual purchase contracts incorporated for the effect of the business combination with TAM S.A. and Subsidiaries is ThUS$ 14,000,000, according to the manufacturers price list.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended December 31,
		2013	2012	2011
Average rate of capitalization of capitalized interest costs	%	3.63	2.60	3.51
Costs of capitalized interest	ThUS$	25,625	45,069	33,342

(iv) Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of December 31, 2013	As of December 31, 2012
Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Air Canada	Airbus A340	500	2	2
AWMS I (AWAS)	Boeing 767	300	3	3
Bluebird Leasing LLC	Boeing 767	300F	—	2
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	—
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	—
Eagle Leasing LLC	Boeing 767	300ER	—	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	6
Intraelo BETA Corporation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	4	4
Mirlo Leasing LLC	Boeing 767	300ER	1	—
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	—
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	12	12
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
TMF Interlease Aviation III B.V.	Airbus A319	100	3	3
TMF Interlease Aviation III B.V.	Airbus A320	200	12	12
TMF Interlease Aviation III B.V.	Airbus A321	200	7	7
TMF Interlease Aviation III B.V.	Airbus A330	200	—	10
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association (ILFC)	Airbus A330	200	1	1

Total			99	102

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2013 the Company had ninety and nine aircraft (one hundred and two aircraft as of December 31, 2012).

During the first quarter of 2013, due to the sale of its participation in the permanent establishments Mirlo Leasing LLC, Osprey Leasing Limited, and subsidiary Conure Leasing Limited, the Company increased its number of aircraft on lease by one Boeing 767-300, two A320-200 and eight Airbus A319-100. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

Additionally, during the second quarter of 2013 the contracts system applied to ten A330-200 aircraft was changed from financial leasing to operative leasing. As a result, the mentioned aircraft are no longer included under Property, plant, and equipment.

During to the third quarter of 2013, the option was exercised to purchase 3 A330-200. Therefore, these aircraft were reclassified from the Other property plant and equipment category to the category Plant and equipment.

During to the fourth quarter of 2013, the option was exercised to purchase one B767-300 aircraft belonging Eagle Leasing LLC, was reclassified from the Other property plant and equipment category to the category Plant and equipment.

As a result of the business combination 81 aircraft capital leases were added as financial leasing, and during the third quarter of 2012 two more Airbus A320-200 were added in this way.

The book value of assets under financial leases as of December 31, 2013 amounts to ThUS$ 2,835,840 (ThUS$ 3,863,193 as of December 31, 2012).

The minimum payments under financial leases are as follows:

As of December 31, 2013

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	462,157	(53,925)	408,232
Between one and five years	1,406,384	(118,702)	1,287,682
Over five years	633,120	(19,562)	613,558

Total	2,501,661	(192,189)	2,309,472

As of December 31, 2012

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	523,033	(66,090)	456,943
Between one and five years	1,687,596	(186,145)	1,501,451
Over five years	1,135,262	(57,455)	1,077,807

Total	3,345,891	(309,690)	3,036,201

As of December 31, 2011

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	78,369	(7,622)	70,747
Between one and five years	207,365	(18,657)	188,708
Over five years	59,152	(2,078)	57,074

Total	344,886	(28,357)	316,529

NOTE 20 - TAXES AND DEFERRED TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(17,152)	(662)	557,845	454,183
Leased assets	(147,074)	—	46,688	268,619
Amortization	(10,778)	15,148	113,579	91,911
Provisions	317,883	34,704	(207,358)	(520,719)
Revaluation of financial instruments	562	5,178	(15,508)	(31,741)
Tax losses	267,189	105,652	(284,339)	(314,926)
Revaluation property, plant and equipment	—	—	(18,544)	(22,892)
Intangibles	—	—	593,325	680,167
Others	(7,668)	3,047	(18,460)	(25,263)

Total	402,962	163,067	767,228	579,339

The balance of deferred tax assets and liabilities are composed principally of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities from January 1, 2011 to December 31, 2013 are as follows:

(a) From January 1 to December 31, 2011

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in other comprehensive income	Incorporation by business combinations	Reclassifications	Others	Sale of investment	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(290,669)	(48,614)	—	—	—	—	(5)	(339,288)
Leased assets	(59,848)	(5,392)						(65,240)
Amortization	(17,320)	(8,903)	—	3,811	—	—	—	(22,412)
Provisions	(14,889)	(22,482)	—	—	—	—	(388)	(37,759)
Post-employment benefit obligations	1,604	(1,604)	—	—	—	—	—	—
Revaluation of financial instruments	21,926	—	6,862	—	—	—	—	28,788
Tax losses	13,229	112,013	—	—	(6,645)	—	—	118,597
Others	72,039	(63,460)	1,846	—	—	(2,521)	(67)	7,837

Total	(273,928)	(38,442)	8,708	3,811	(6,645)	(2,521)	(460)	(309,477)

(b) From January 1 to December 31, 2012

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combination	Exchange rate variation	Effect from change in tax rate	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(339,288)	(21,066)	—	(34,512)	(203)	(59,776)	—	(454,845)
Leased assets	(65,240)	(160,147)	—	(31,533)	(186)	(11,513)	—	(268,619)
Amortization	(22,412)	(29,157)	—	(18,614)	(109)	(6,471)	—	(76,763)
Provisions	(37,759)	86,040	—	512,487	3,008	(8,353)	—	555,423
Revaluation of financial instruments	28,788	(7,249)	(2,623)	12,785	138	5,080	—	36,919
Tax losses	118,597	152,022	—	134,833	792	14,334	—	420,578
Revaluation property, plant and equipment	—	(36,931)	—	59,474	349	—	—	22,892
Intangibles	—	—	—	(676,197)	(3,970)	—	—	(680,167)
Others	7,837	410	(2,734)	34,577	(165)	1,080	(12,695)	28,310

Total	(309,477)	(16,078)	(5,357)	(6,700)	(346)	(65,619)	(12,695)	(416,272)

(c) From January 1 to December 31, 2013

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(454,845)	(124,584)	—	4,432	—	(574,997)
Leased assets	(268,619)	70,807	—	4,050	—	(193,762)
Amortization	(76,763)	(49,985)	—	2,391	—	(124,357)
Provisions	555,423	35,636	—	(65,818)	—	525,241
Revaluation of financial instruments	36,919	146	(19,345)	(1,650)	—	16,070
Tax losses	420,578	148,266	—	(17,316)	—	551,528
Revaluation property, plant and equipment	22,892	3,290	—	(7,638)	—	18,544
Intangibles	(680,167)	—	—	86,842	—	(593,325)
Others	28,310	9,543	—	(28,070)	1,009	10,792

Total	(416,272)	93,119	(19,345)	(22,777)	1,009	(364,266)

Deferred tax assets not recognized:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Tax losses	6,538	1,439

Total Deferred tax assets not recognized	6,538	1,439

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. The Company has not recognized deferred tax assets of ThUS$ 6,538 (ThUS$ 1,439 at December 31, 2012) compared to a loss of ThUS$ 28,855 (ThUS$ 5,265 at December 31, 2012) to offset against future years tax benefits.

Expense (income) for deferred and current income taxes for the periods ended at December 31, 2013, December 31, 2012 and December 31, 2011, respectively, are as follows:

	For the periods ended
		December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Expense for current income tax
Current tax expense	73,611	34,563	19,470
Adjustment to previous period’s current tax	(561)	(13,886)	3,877
Other current tax expense	—	12	—

Total current tax expense, net	73,050	20,689	23,347

Expense for deferred income taxes
Deferred expense for taxes related to the creation and reversal of temporary differences	(92,863)	80,293	40,051
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	(256)	1,404	(1,609)

Total deferred tax expense, net	(93,119)	81,697	38,442

Income tax expense	(20,069)	102,386	61,789

Composition of income tax expense (income):

	For the periods ended
		December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Current tax expense, net, foreign	61,118	30,827	4,486
Current tax expense, net, Chile	11,932	(10,138)	18,861

Total current tax expense, net	73,050	20,689	23,347

Deferred tax expense, net, foreign	(112,047)	(53,842)	(20,876)
Deferred tax expense, net, Chile	18,928	135,539	59,318

Deferred tax expense, net, total	(93,119)	81,697	38,442

Income tax expense	(20,069)	102,386	61,789

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the periods ended
		December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Tax expense using the legal rate	(61,035)	22,633	76,410

Tax effect of legal rate change	—	70,441 (*)	(10,571)
Tax effect of rates in other jurisdictions	(34,287)	(10,512)	1,916
Tax effect of non-taxable operating revenues	(24,004)	(7,029)	(11,094)
Tax effect of disallowable expenses	98,211	27,437	5,087
Other increases (decreases) in legal tax charge	1,046	(584)	41

Total adjustments to tax expense using the legal rate	40,966	79,753	(14,621)

Tax expense using the effective rate	(20,069)	102,386	61,789

Reconciliation of legal tax rate to effective tax rate:

	For the periods ended
		December 31,
	2013	2012	2011
	%	%	%
Legal tax rate	20.00	20.00	20.00

Effect of tax rates for legal rate change	—	62.24 (*)	(2.77)
Effect of tax rates in other jurisdictions	11.24	(9.28)	0.50
Effect of tax rate on non-taxable operating revenues	7.87	(6.21)	(2.89)
Effect of tax rate on disallowable expenses	(32.18)	24.24	1.33
Other increase (decrease) in legal tax rate	(0.34)	(0.52)	0.01

Total adjustment to the legal tax rate	(13.41)	70.47	(3.82)

Total effective tax rate	6.59	90.47	16.18

(*)	On September 27, 2012, the Law N° 20,630 was published in the Official Journal that “Improves Tax Legislation and Finance Education Reform”. Among the major tax reforms that the amending Law contains, the First Category Tax Rate was modified which must be declared and paid beginning in the 2013 tax year.

Thereby, at December 31, 2012 the Company had tax expense considering the increased rate of 17% to 20%, which meant a higher recorded tax expense by ThUS$ 70,441.

Deferred taxes related to items charged to net equity:

	For the periods ended December 31,
	2013	2012
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	(19,345)	(5,357)
Aggregate deferred taxation related to items charged to net equity	(3,440)	(257)

Total deferred taxes related to items charged to net equity	(22,785)	(5,614)

Deferred tax effects of the components of other comprehensive income:

	As of December 31, 2013
	Amount before taxes	Income tax expense (income)	Amount after taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	(128,166)	19,345	(108,821)
Translation adjustment	629,858	—	629,858

		19,345

	As of December 31, 2012
	Amount before taxes	Income tax expense (income)	Amount after taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	2,510	2,623	5,133
Translation adjustment	(19,170)	2,734	(16,436)

		5,357

	As of December 31, 2011
	Amount before taxes	Income tax expense (income)	Amount after taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	40,368	(6,862)	33,506
Translation adjustment	10,864	(1,846)	9,018

		(8,708)

NOTE 21 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,969,281	1,977,255
(b) Derivatives not recognized as a hedge	4,040	4,477
(c) Hedge derivatives	66,466	65,598

Total current	2,039,787	2,047,330

Non-current
(a) Interest bearing loans	7,803,588	7,582,302
(b) Derivatives not recognized as a hedge	1,491	5,515
(c) Hedge derivatives	54,906	111,040

Total non-current	7,859,985	7,698,857

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Current
Loans to exporters	401,263	242,955
Bank loans	602,618	519,762
Guaranteed obligations	455,512	411,313
Other guaranteed obligations	31,109	—

Subtotal bank loans	1,490,502	1,174,030
Obligation with the public	21,761	273,682
Financial leases	423,537	471,896
Other loans	33,481	57,647

Total current	1,969,281	1,977,255

Non-current
Bank loans	322,207	219,319
Guaranteed obligations	3,776,910	3,432,919
Other guaranteed obligations	64,247	—

Subtotal bank loans	4,163,364	3,652,238
Obligation with the public	1,116,671	1,123,840
Financial leases	1,902,715	2,615,924
Other loans	620,838	190,300

Total non-current	7,803,588	7,582,302

Total obligations with financial institutions	9,772,869	9,559,557

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at December 31, 2013 and December 31, 2012, are as follows:

	As of December 31, 2013	As of December 31, 2012
Currency	ThUS$	ThUS$
Argentine peso	43,335	—
Brazilian real	76,674	326,394
Chilean peso	267,554	—
Euro	2,029	1,785
US Dollar	9,383,277	9,231,378

Total	9,772,869	9,559,557

Interest-bearing loans due in installments due at December 31, 2013, at nominal value.

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS $
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	—
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	230,000
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ES TADO	Chile	US $	—
		LATAM Airlines Group S.A.	Chile	76.100.458-1	BLADEX	Chile	US $	100,000
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	—
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORP BANCA	Chile	UF	15,590
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	Argentina	ARS $	—
		LATAM Airlines Group S.A.	Chile	0-E	BBVA	Argentina	ARS $	—
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A	US $	2,865
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	12,920
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A	US $	2,219
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A	US $	8,875
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A	US $	46,007
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A	US $	9,607
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,021
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A	US $	2,579
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A	US $	1,264
		LATAM Airlines Group S.A.	Chile	0-E	US BANK	U.S.A	US $	13,840
		LATAM Airlines Group S.A.	Chile	0-E	DEUTS CHE BANK	U.S.A	US $	4,348
		LATAM Airlines Group S.A.	Chile	—	SWAP Aircraft arrivals	—	US $	681
Other guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	DVB BANK SE	U.S.A	US $	7,703
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A	US $	4,523
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	4,808
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A	US $	1,430
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A	US $	13,867
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A	US $	6,443
		LATAM Airlines Group S.A.	Chile	0-E	BANC OF AMERICA	U.S.A	US $	616
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A	US $	—
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK (*)	U.S.A	US $	—

					Total			495,206

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%
Loans to exporters	30,000	—	—	—	30,000	At Expiration	1.00%	30,022	1.00%
	—	—	—	—	230,000	At Expiration	1.63%	230,819	1.63%
	40,000	—	—	—	40,000	At Expiration	1.06%	40,023	1.06%
	—	—	—	—	100,000	At Expiration	1.87%	100,399	1.87%
Bank loans	—	115,051	—	—	115,051	At Expiration	3.19%	115,204	3.19%
	46,772	124,724	81,374	—	268,460	Quarterly	4.85%	267,554	4.85%
	15,335	—	—	—	15,335	Monthly	20.75%	15,370	20.75%
	27,603	—	—	—	27,603	Monthly	23.78%	27,965	23.78%
Guaranteed obligations	8,808	25,172	27,867	26,831	91,543	Quarterly	5.69%	90,705	5.01%
	34,713	82,646	10,033	—	140,312	Quarterly	1.99%	140,601	1.99%
	6,745	—	—	—	8,964	Quarterly	3.06%	8,966	2.73%
	27,256	76,985	83,871	221,267	418,254	Quarterly	2.45%	417,306	2.31%
	139,012	378,314	389,759	1,146,684	2,099,776	Quarterly	2.47%	2,003,334	1.76%
	29,315	81,681	87,189	164,399	372,191	Quarterly	2.64%	364,068	2.04%
	15,237	41,767	43,552	95,022	200,599	Quarterly	1.32%	195,687	1.78%
	7,846	21,655	22,801	63,189	118,070	Quarterly	1.64%	114,484	1.04%
	3,848	10,636	11,210	31,544	58,502	Quarterly	1.63%	56,780	1.04%
	41,995	115,549	120,924	411,684	703,992	Quarterly	2.81%	656,764	2.81%
	13,408	38,018	32,448	84,814	173,036	Quarterly	3.27%	173,741	3.27%
	1,915	4,104	2,521	765	9,986	Quarterly	—	9,986	—
Other guaranteed obligations	23,342	64,247	—	—	95,292	Quarterly	1.99%	95,356	1.99%
Financial leases	13,896	37,656	9,001	—	65,076	Quarterly	3.23%	65,226	3.03%
	13,833	63,715	7,158	—	89,514	Quarterly	1.21%	89,658	1.21%
	4,414	12,707	14,254	7,759	40,564	Quarterly	6.38%	40,138	5.65%
	42,702	121,395	108,403	22,407	308,774	Quarterly	5.35%	306,532	4.23%
	19,839	56,989	56,934	7,129	147,334	Quarterly	4.65%	145,826	4.15%
	1,891	5,392	—	—	7,899	Monthly	1.43%	7,930	1.43%
Other loans	—	170,838	—	—	170,838	At Expiration	1.75%	172,488	1.75%
	—	79,611	174,178	196,211	450,000	Quarterly	6.00%	454,050	6.00%

	609,725	1,728,852	1,283,477	2,479,705	6,596,965			6,436,982

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments due at December 31, 2013, at nominal value.

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	2,207
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	9,050
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	26,611
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	US$	40,626
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL	193
		TAM S.A. and Subsidiaries			BANCO BRADESCO	Brazil	US$	74,700
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	102
Obligations with the publics	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	—
Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,762
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	1,325
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,020
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	2,992
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	580
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	578
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	5,983
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,258
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	France	US$	7,911
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,125
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	197
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,430
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,307
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	3,877
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	6,009
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,780
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	453
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,772
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	515
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	239
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	134
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	287
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	69
Other loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA
					BRASILEIRA DE MEIOS
					DE PAGAMENTO	Brazil	BRL	27,244

					Total			245,105

					Total Consolidated			740,311

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	41,678	—	—	—	43,885	At Expiration	3.76%	44,719	3.20%
	128,799	—	—	—	137,849	At Expiration	5.20%	140,152	4.66%
	47,219	—	—	—	73,830	At Expiration	6.31%	76,228	4.73%
	21,731	—	—	—	62,357	At Expiration	3.73%	63,981	2.94%
	443	48	—	—	684	Monthly	7.42%	669	7.42%
	47,641	—	—	—	122,341	At Expiration	3.87%	126,046	3.29%
	42,688	—	—	—	42,688	At Expiration	10.63%	42,701	10.15%
	316	915	1,031	1,851	4,215	Monthly	6.01%	4,236	6.01%
Obligations with the publics	—	—	300,000	800,000	1,100,000	At Expiration	8.60%	1,138,432	8.41%
Financial leases	5,438	15,673	17,540	17,908	58,321	Monthly	1.25%	58,595	1.25%
	1,645	—	—	—	2,970	Monthly	—	2,970	—
	9,311	26,792	20,813	15,416	75,352	Monthly	1.42%	75,488	1.42%
	2,659	—	—	—	5,651	Monthly	—	6,315	—
	1,810	5,262	5,982	8,448	22,082	Quarterly	1.00%	22,153	1.00%
	1,758	4,959	5,371	9,693	22,359	Quarterly	0.86%	22,433	0.75%
	18,179	44,318	47,123	106,987	222,590	Quarterly	1.03%	223,008	0.90%
	12,917	55,573	11,431	13,766	97,945	Quarterly	1.40%	98,203	1.40%
	25,433	58,866	50,469	52,717	195,396	Quarterly/ Semiannual	0.75%	195,819	0.65%
	9,375	12,500	—	—	25,000	Quarterly	2.50%	25,070	2.50%
	590	1,210	282	—	2,279	Monthly	1.75%	2,283	1.75%
	48,548	—	—	—	51,978	Monthly	1.25%	52,049	1.25%
	3,983	10,976	11,533	36,497	64,296	Quarterly	1.45%	64,425	1.25%
	11,869	28,660	20,499	17,813	82,718	Monthly/ Quarterly	1.74%	82,869	1.74%
	16,490	49,293	55,352	118,984	246,128	Quarterly/ Semiannual	2.81%	247,705	2.78%
	8,610	40,227	17,171	37,615	106,403	Monthly	1.71%	106,588	1.71%
	1,303	3,097	2,617	14,267	21,737	Quarterly	2.00%	21,782	2.00%
	1,425	—	—	—	3,194	Monthly	1.25%	3,198	1.25%
	35,604	87,655	96,473	102,591	334,095	Quarterly	3.86%	335,017	3.78%
	1,566	4,297	4,485	6,531	17,394	Quarterly	0.57%	17,420	0.57%
	724	—	—	—	963	Monthly	10.38%	896	10.38%
	192	511	213	—	1,050	Monthly	10.58%	1,069	10.58%
	746	2,218	308	—	3,559	Monthly	9.90%	3,558	9.90%
	1,310	—	—	—	1,379	Monthly	6.82%	2,029	6.82%
Other loans	537	—	—	—	27,781	Monthly	2.38%	27,781	2.38%

	552,537	453,050	668,693	1,361,084	3,280,469			3,335,887

	1,162,262	2,181,902	1,952,170	3,840,789	9,877,434			9,772,869

Interest-bearing loans due in installments to December 31, 2013, at accounting values

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Loans to export	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	—
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	230,819
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	—
		LATAM Airlines Group S.A.	Chile	76.100.458-1	BLADEX	Chile	US $	100,399
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	153
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORPBANCA	Chile	UF	17,475
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	Argentina	ARS $	35
		LATAM Airlines Group S.A.	Chile	0-E	BBVA	Argentina	ARS $	362
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	3,635
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	13,209
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	2,239
		LATAM Airlines Group S.A.	Chile	0-E	BNP P ARIBAS	U.S.A.	US $	10,356
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	52,722
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	10,850
		LATAM Airlines Group S.A.	Chile	97.036.000-K	S ANTANDER	Chile	US $	5,347
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,784
		LATAM Airlines Group S.A.	Chile	0-E	APP LE BANK	U.S.A.	US $	1,431
		LATAM Airlines Group S.A.	Chile	0-E	US BANK	U.S.A.	US $	17,106
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US $	5,053
		LATAM Airlines Group S.A.	Chile	—	SWAP Aircraft arrivals -		US $	681
Other guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	DVB BANK SE	U.S.A.	US $	7,766
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	4,964
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	4,952
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,651
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,884
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	6,908
		LATAM Airlines Group S.A.	Chile	0-E	BANC OF AMERICA	U.S.A.	US $	647
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US $	—
	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	CITIBAN(*)	U.S.A.	US $	4,050

					Total			521,478

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to export	30,022	—	—	—	30,022	At Expiration	1.00%	30,000	1.00%
	—	—	—	—	230,819	At Expiration	1.63%	230,000	1.63%
	40,023	—	—	—	40,023	At Expiration	1.06%	40,000	1.06%
	—	—	—	—	100,399	At Expiration	1.87%	100,000	1.87%
Bank loans	—	115,051	—	—	115,204	At Expiration	3.19%	115,051	3.19%
	46,771	122,780	80,528	—	267,554	Quarterly	4.85%	268,460	4.85%
	15,335	—	—	—	15,370	Monthly	20.75%	15,335	20.75%
	27,603	—	—	—	27,965	Monthly	23.78%	27,603	23.78%
Guaranteed obligations	8,807	24,144	27,437	26,682	90,705	Quarterly	5.69%	91,543	5.01%
	34,713	82,646	10,033	—	140,601	Quarterly	1.99%	140,312	1.99%
	6,746	(19)	—	—	8,966	Quarterly	3.06%	8,964	2.73%
	27,256	75,420	83,243	221,031	417,306	Quarterly	2.45%	418,254	2.31%
	139,012	330,363	365,871	1,115,366	2,003,334	Quarterly	2.47%	2,099,776	1.76%
	29,315	76,583	84,847	162,473	364,068	Quarterly	2.64%	372,191	2.04%
	15,238	38,966	42,256	93,880	195,687	Quarterly	1.32%	200,599	0.78%
	7,846	19,797	21,891	62,166	114,484	Quarterly	1.64%	118,070	1.04%
	3,848	9,716	10,758	31,027	56,780	Quarterly	1.63%	58,502	1.04%
	41,995	93,083	109,417	395,163	656,764	Quarterly	2.81%	703,992	2.81%
	13,408	38,017	32,449	84,814	173,741	Quarterly	3.27%	173,036	3.27%
	1,915	4,104	2,521	765	9,986	Quarterly	—	9,986	—
								—
Other guaranteed obligations	23,343	64,247	—	—	95,356	Quarterly	1.99%	95,292	1.99%
Financial leases	13,896	37,395	8,971	—	65,226	Quarterly	3.23%	65,076	3.03%
	13,834	63,715	7,157	—	89,658	Quarterly	1.21%	89,514	1.21%
	4,413	12,254	14,089	7,731	40,138	Quarterly	6.38%	40,564	5.65%
	42,702	118,027	107,595	22,324	306,532	Quarterly	5.35%	308,774	4.23%
	19,839	55,403	56,567	7,109	145,826	Quarterly	4.65%	147,334	4.15%
	1,891	5,392	—	—	7,930	Monthly	1.43%	7,899	1.43%
Other loans	1,650	170,838	—	—	172,488	At Expiration	1.75%	170,838	1.75%
	—	79,611	174,178	196,211	454,050	Quarterly	6.00%	450,000	6.00%

	611,421	1,637,533	1,239,808	2,426,742	6,436,982			6,596,965

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2013, at accounting value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Bank loans	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	2,306
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCODOBRASIL S.A.	Brazil	US$	9,410
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCOITAUBBA	Brazil	US$	27,804
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCOSAFRA	Brazil	US$	41,768
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCOSAFRA	Brazil	BRL	187
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	US$	77,218
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—
		TAMS.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE			—
					CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	123
Obligations with the publics	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A	US$	19,760
Financial leases	02.012.862/0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A	US$	2,036
		TAMS.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A	US$	1,325
		TAMS.A. and Subsidiaries	Brazil	0-E	USAIRBUS FINANCIAL SERVICES	U.S.A	US$	3,156
		TAMS.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A	US$	3,656
		TAMS.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A	US$	651
		TAMS.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	652
		TAMS.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	6,401
		TAMS.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A	US$	4,516
		TAMS.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	8,334
		TAMS.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,195
		TAMS.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A	US$	201
		TAMS.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	US$	3,501
		TAMS.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,436
		TAMS.A. and Subsidiaries	Brazil	0-E	KFWIPEX-BANK	Germany	US$	4,027
		TAMS.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	7,586
		TAMS.A. and Subsidiaries	Brazil	0-E	PKAIRFINANCE US, INC.	U.S.A	US$	2,964
		TAMS.A. and Subsidiaries	Brazil	0-E	WACAPOULEASING S.A.	Luxembourg	US$	498
		TAMS.A. and Subsidiaries	Brazil	0-E	WELLS FARGOBANK NORTHWEST N.A.	U.S.A	US$	1,773
		TAMS.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	12,694
		TAMS.A. and Subsidiaries	Brazil	0-E	THE TORONTO- DOMINIONBANK	U.S.A	$US	541
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCODE LAGE LANDEN BRASIL S.A	Brazil	BRL	222
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCOIBM S.A	Brazil	BRL	153
		TAMS.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	285
		TAMS.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	824

Other loans	02.012.862/0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244

					Total			276,447

					Total Consolidated			797,925

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	42,413	—	—	—	44,719	At expiration	3.76%	43,885	3.20%
	130,742	—	—	—	140,152	At expiration	5.20%	137,849	4.66%
	48,424	—	—	—	76,228	At expiration	6.31%	73,830	4.73%
	22,213	—	—	—	63,981	At expiration	3.73%	62,357	2.94%
	431	51	—	—	669	Monthly	7.42%	684	7.42%
	48,828	—	—	—	126,046	At expiration	3.87%	122,341	3.29%
	42,701	—	—	—	42,701	At expiration	10.63%	42,688	10.15%
	—		—
	316	915	1,031	1,851	4,236	Monthly	6.01%	4,215	6.01%
Obligations with the publics	2,001	5,343	305,554	805,774	1,138,432	At expiration	8.60%	1,100,000	8.41%
Financial leases	5,437	15,673	17,541	17,908	58,595	Monthly	1.25%	58,321	1.25%
	1,645	—	—	—	2,970	Monthly	—	2,970	—
	9,311	26,792	20,812	15,417	75,488	Monthly	1.42%	75,352	1.42%
	2,659	—	—	—	6,315	Monthly	—	5,651	—
	1,810	5,262	5,982	8,448	22,153	Quarterly	1.00%	22,082	1.00%
	1,758	4,959	5,371	9,693	22,433	Quarterly	0.86%	22,359	0.75%
	18,179	44,318	47,123	106,987	223,008	Quarterly	1.03%	222,590	0.90%
	12,917	55,573	11,431	13,766	98,203	Quarterly	1.40%	97,945	1.40%
	25,433	58,866	50,469	52,717	195,819	Quarterly/ Semiannual	0.75%	195,396	0.65%
	9,375	12,500	—	—	25,070	Quarterly	2.50%	25,000	2.50%
	590	1,210	282	—	2,283	Monthly	1.75%	2,279	1.75%
	48,548	—	—	—	52,049	Monthly	1.25%	51,978	1.25%
	3,983	10,976	11,533	36,497	64,425	Quarterly	1.45%	64,296	1.25%
	11,869	28,660	20,500	17,813	82,869	Monthly/ Quarterly	1.74%	82,718	1.74%
	16,490	49,293	55,352	118,984	247,705	Quarterly/ Semiannual	2.81%	246,128	2.78%
	8,611	40,227	17,171	37,615	106,588	Monthly	1.71%	106,403	1.71%
	1,303	3,097	2,617	14,267	21,782	Quarterly	2.00%	21,737	2.00%
									—
	1,425	—	—	—	3,198	Monthly	1.25%	3,194	1.25%
	35,604	87,655	96,473	102,591	335,017	Quarterly	3.86%	334,095	— 3.78%
	1,566	4,297	4,485	6,531	17,420	Quarterly	0.57%	17,394	— 0.57%
	674	—	—	—	896	Monthly	— 10.38%	963	10.38%
	192	511	213	—	1,069	Monthly	10.58%	1,050	10.58%
	745	2,220	308	—	3,558	Monthly	9.90%	3,559	9.90%
	1,205	—	—	—	2,029	Monthly	6.82%	1,379	6.82%
									—
								—	—
Other loans	537	—	—	—	27,781	Monthly	2.38%	27,781	2.38%

	559,935	458,398	674,248	1,366,859	3,335,887			3,280,469

	1,171,356	2,095,931	1,914,056	3,793,601	9,772,869			9,877,434

Interest-bearing loans due in installments due at December 31, 2012, at nominal value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCODECHILE	Chile	US $	30,000
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US $	35,000
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US $	75,000
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	102,000
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	—
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	—
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	2,732
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	12,203
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	3,474
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	13,578
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	39,546
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	9,311
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	4,931
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,514
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	1,231
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRIL LYNCH	U.S.A.	US $	3,159
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPAN	U.S.A.	US $	1,962
		LATAM Airlines Group S.A.		0-E	DEUTSCHE BANK	U.S.A.	US $	4,151
		LATAM Airlines Group S.A.		—	SWAP Aircraft arrivals	-	US $	815
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	6,510
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	4,646
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,358
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,825
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	11,899
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US $	—
		LATAM Airlines Group S.A.	Chile	—	OTROS	U.S.A.	US $	3,524

					Total			371,369

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to exporters	—	—	—		30,000	Semiannual	2.17%	30,253	2.17%
	—	—	—		35,000	Semiannual	1.70%	35,056	1.70%
	—	—	—		75,000	Quarterly	1.32%	75,084	1.32%
	—	—	—		102,000	Annual	1.83%	102,562	1.79%
Bank loans	—	214,373	—		214,373	—	2.57%	214,586	2.57%
	44,848	—	—		44,848	Semiannual	1.76%	44,972	1.74%
Guaranteed obligations	8,374	23,951	26,478	41,114	102,649	Quarterly	5.69%	101,461	5.01%
	33,402	35,129	6,714	—	87,448	Quarterly	3.42%	87,719	3.37%
	10,696	20,753	13,014	18,211	66,148	Quarterly	4.96%	65,494	4.41%
	41,635	118,769	130,877	146,231	451,090	Quarterly	4.15%	444,700	3.67%
	119,458	324,890	334,407	1,141,162	1,959,463	Quarterly	2.57%	1,872,616	1.76%
	28,406	79,112	84,369	208,710	409,908	Quarterly	2.71%	399,854	2.10%
	14,919	40,930	42,645	117,024	220,449	Quarterly	1.39%	214,435	0.85%
	7,638	21,116	22,221	74,733	128,222	Quarterly	1.73%	123,920	1.13%
	3,748	10,359	10,919	37,223	63,480	Quarterly	1.71%	61,411	1.11%

	9,602	26,388	27,586	106,054	172,789	Quarterly	1.97%	165,394	1.26%

	5,974	16,404	17,153	65,579	107,072	Quarterly	1.98%	102,662	1.27%
	12,813	36,339	39,791	96,906	190,000	Quarterly	3.35%	190,813	3.35%
	2,316	5,158	3,549	1,916	13,754	—	—	13,754	—
Financial leases	16,075	35,499	25,563	1,844	85,491	Quarterly	3.71%	85,670	3.42%
	14,192	29,145	30,216	25,485	103,684	Quarterly	1.32%	103,869	1.29%
	4,164	12,014	13,461	15,089	46,086	Quarterly	6.38%	45,480	5.65%
	5,637	—	—	—	7,462	Quarterly	1.31%	7,466	1.31%
	36,603	104,071	112,116	49,572	314,261	Quarterly	5.29%	311,418	4.70%
Other loans	—	146,189	—	—	146,189	—	1.86%	148,582	1.86%
	10,706	29,472	15,258	—	58,960	Quarterly	2.08%	58,340	2.08%

	431,206	1,330,061	956,337	2,146,853	5,235,826			5,107,571

Interest-bearing loans due in installments due at December 31, 2012, at nominal value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	—
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	24,363
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	42,106
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	92
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAUBBA	Brazil	US$	45,539
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRI/US$	17,306
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	61
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIET VERZEKERING MAATSCHAPPU	Holland	US$	96
		TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	—
Obligations with the publics	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	BRL	24,468
Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,666
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,400
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	2,862
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	2,991
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	544
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,372
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	11,862
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A	US$	4,182
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE -CIB	France	US$	15,945
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,125
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	456
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	9,140
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,275
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	3,709
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	5,972
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,600
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	493
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,355
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	504
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCODE LAGE LANDEN BRASIL S.A	Brazil	BRL	252
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	543
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	40
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	189
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	61
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A.	Brazil	BRL	2,520
Others loans	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882

					Total			275,749

					Total Consolidated			647,118

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	50,322	—	—	—	50,322	Quarterly	2.81%	64,480	2.81%
	5,623	—	—	—	29,986	At Expiration	4.03%	30,419	4.03%
	109,874	—	—	—	151,980	At Expiration	5.35%	152,517	5.35%
	—	—	—	—	92	Semiannual	10.72%	336	10.72%
	117,852	—	—	—	163,391	At Expiration	5.65%	166,916	5.65%
	14,356	784	—	—	32,446	Monthly/ At Expiration	7,69%/4,01%	32,596	7,69%/4,01%
	27	—	—	—	88	Monthly	8.94%	78	8.94%
	27,484	—	—	—	27,484	At Expiration	3.34%	27,506	3.34%
	297	861	971	2,383	4,608	Monthly	0.96%	4,674	0.95%
Obligations with the publics	—	—	300,000	800,000	1,100,000	At Expiration	8.60%	1,146,251	8.41%
	220,210	—	—	—	244,678	Semiannual	8.96%	251,271	8.56%
Financial leases	5,140	14,816	16,580	26,925	65,127	Monthly	N/A	66,032	N/A
	9,350	—	—	—	12,750	Monthly	N/A	12,871	N/A
	8,819	25,357	27,070	22,925	87,033	Monthly	2.25%	87,409	2.25%
	8,975	5,651	—	—	17,617	Monthly	N/A	18,588	N/A
	1,699	4,939	5,609	11,535	24,326	Quarterly	1.50%	24,479	1.50%
	7,237	17,064	17,384	43,929	87,986	Quarterly	3.84%	88,109	3.84%
	41,043	82,593	81,129	234,657	451,284	Quarterly	3.69%	451,201	3.69%
	12,683	67,629	10,627	19,689	114,810	Quarterly	2.29%	115,493	2.29%
	47,894	126,930	121,391	182,561	494,721	Quarterly/ Semiannual	2,01%/0,82%	497,986	2,01%/0,37%
	9,375	25,000	—	—	37,500	Quarterly	2.89%	37,570	2.89%
	1,369	2,821	756	—	5,402	Monthly	2.25%	5,420	2.25%
	19,967	51,979	—	—	81,086	Monthly	2.59%	81,379	2.59%
	3,887	10,713	11,249	42,334	69,458	Quarterly	1.70%	69,596	0.85%
	11,343	32,226	23,604	26,888	97,770	Monthly/ Quarterly	2,11%/2,21%	98,111	2,11%/2,21%
	20,421	59,579	66,989	163,464	316,425	Quarterly/ Semiannual	2,62%/3,32%	319,002	2,62%/3,32%
	8,080	23,530	36,373	46,500	117,092	Monthly	1.96%	117,520	1.96%
	1,417	3,369	2,847	15,521	23,647	Quarterly	2.42%	23,844	2.42%
	5,308	3,194	—	—	10,271	Monthly	1.98%	10,300	1.98%
	34,574	90,164	91,964	151,968	380,025	Quarterly	1.95%	381,847	1.95%
	1,532	4,207	4,390	8,798	19,431	Quarterly	0.88%	19,544	0.08%
	758	1,015	—	—	2,025	Monthly	7.51%	1,344	7.51%
	1,631	81	—	—	2,255	Monthly	10.58%	2,192	10.58%
	13	—	—	—	53	Monthly	5.31%	50	5.31%
	484	74	—	—	747	Monthly	9.08%	711	9.08%
	191	1,320	—	—	1,572	Monthly	6.82%	1,785	6.82%
	—	—	—	—	2,520	Monthly	0.00%	1,534	0.00%
Others loans	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%

	818,378	655,896	818,933	1,800,077	4,369,033			4,451,986

	1,249,584	1,985,957	1,775,270	3,946,930	9,604,859			9,559,557

Interest-bearing loans due in installments to December 31, 2012, at accounting values

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Loans to export	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	30,253
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US $	35,056
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US $	75,084
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	102,562
Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	214
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	—
Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	3,590
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	12,475
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	3,829
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	15,428
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	45,109
		LATAM Airlines Group S.A.	Chile	0-E	CITI BANK	U.S.A.	US $	10,711
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,308
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,746
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	1,418
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRIL LYNCH	U.S.A.	US $	3,566
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT OF JAPAN	U.S.A.	US $	2,373
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US $	4,964
		LATAM Airlines Group S.A.	Chile	—	SWAP Aircraft arrivals	—	US $	815
Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	7,167
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	4,831
		LATAM Airlines Group S.A.	Chile	0-E	CITI BANK	U.S.A.	US $	1,603
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,828
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	13,960
Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US $	563
		LATAM Airlines Group S.A.	Chile	—	OTHERS	U.S.A.	US $	3,524

					Total			388,977

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Loans to export	—	—	—	—	30,253	Semiannual	2.17%	30,000	2.17%
	—	—	—	—	35,056	Semiannual	1.70%	35,000	1.70%
	—	—	—	—	75,084	Quarterly	1.32%	75,000	1.32%
	—	—	—	—	102,562	Annual	1.83%	102,000	1.79%
Bank loans	—	214,372	—	—	214,586	—	2.57%	214,373	2.57%
	44,988	(16)	—	—	44,972	Semiannual	1.76%	44,848	1.74%
Guaranteed obligations	8,374	22,767	25,947	40,783	101,461	Quarterly	5.69%	102,649	5.01%
	33,402	35,128	6,714	—	87,719	Quarterly	3.42%	87,448	3.37%
	10,696	20,126	12,764	18,079	65,494	Quarterly	4.96%	66,148	4.41%
	41,635	113,648	128,765	145,224	444,700	Quarterly	4.15%	451,090	3.67%
	119,458	284,423	313,700	1,109,926	1,872,616	Quarterly	2.57%	1,959,463	1.76%
	28,406	73,422	81,588	205,727	399,854	Quarterly	2.71%	409,908	2.10%
	14,919	37,798	41,117	115,293	214,435	Quarterly	1.39%	220,449	0.85%
	7,638	19,070	21,177	73,289	123,920	Quarterly	1.73%	128,222	1.13%
	3,748	9,347	10,401	36,497	61,411	Quarterly	1.71%	63,480	1.11%
	9,602	23,088	25,860	103,278	165,394	Quarterly	1.97%	172,789	1.26%
	5,974	14,360	16,085	63,870	102,662	Quarterly	1.98%	107,072	1.27%
	12,813	36,339	39,791	96,906	190,813	Quarterly	3.35%	190,000	3.35%
	2,316	5,158	3,549	1,916	13,754	—	—	13,754	—
Financial leases	16,076	35,155	25,431	1,841	85,670	Quarterly	3.71%	85,491	3.42%
	14,191	29,145	30,216	25,486	103,869	Quarterly	1.32%	103,684	1.29%
	4,164	11,481	13,237	14,995	45,480	Quarterly	6.38%	46,086	5.65%
	5,638	—	—	—	7,466	Quarterly	1.31%	7,462	1.31%
	36,603	100,514	110,981	49,360	311,418	Quarterly	5.29%	314,261	4.70%
Other loans	1,829	146,190	—	—	148,582	—	1.86%	146,189	1.86%
	10,706	29,472	14,638	—	58,340	Quarterly	2.08%	58,960	2.08%

	433,176	1,260,987	921,961	2,102,470	5,107,571			5,235,826

Interest-bearing loans due in installments to December 31, 2012, at accounting value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days
								ThUS$
Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	733
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	24,735
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	41,444
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	336
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	47,205
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/US$	17,288
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	50
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	162
Obligations with the public	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A	US$	12,759
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	31,061
Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A	US$	2,571
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A	US$	3,521
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A	US$	3,238
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A	US$	3,962
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A	US$	697
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,495
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	11,779
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A.	US$	4,865
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	19,209
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,195
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A	US$	474
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	US$	10,536
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,413
		TAM S.A. and Subsidiaries	Brazil	0-E	KFWIPEX-BANK	Germany	US$	4,049
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	8,549
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,037
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,192
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,798
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	13,177
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A	US$	618
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	103
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	505
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	37
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	158
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	602
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	1,534
Others loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882

					Total			310,969

					Total Consolidated			699,946

Class of Liability	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Bank loans	63,747	—	—	—	64,480	Quarterly	2.81%	50,322	2.81%
	5,684	—	—	—	30,419	At Expiration	4.03%	29,986	4.03%
	111,073	—	—	—	152,517	At Expiration	5.35%	151,980	5.35%
	—	—	—	—	336	Semiannual	10.72%	92	10.72%
	119,711	—	—	—	166,916	At Expiration	5.65%	163,391	5.65%
	14,560	748	—	—	32,596	Monthly/ At Expiration	7,69%/4,01%	32,446	7,69%/4,01%
	28	—	—	—	78	Monthly	8.94%	88	8.94%
	27,506	—	—	—	27,506	At Expiration	3.34%	27,484	3.34%
	298	861	971	2,382	4,674	Monthly	0.96%	4,608	0.95%
Obligations with the public	9,652	6,720	306,771	810,349	1,146,251	At Expiration	8.60%	1,100,000	8.41%
	220,210	—	—	—	251,271	Semiannual	8.96%	244,678	8.56%
Financial leases	5,140	14,816	16,580	26,925	66,032	Monthly	N/ A	65,127	N/ A
	9,350	—	—	—	12,871	Monthly	N/ A	12,750	N/ A
	8,819	25,357	27,070	22,925	87,409	Monthly	2.25%	87,033	2.25%
	8,975	5,651	—	—	18,588	Monthly	N/ A	17,617	N/ A
	1,699	4,939	5,609	11,535	24,479	Quarterly	1.50%	24,326	1.50%
	7,237	17,064	17,384	43,929	88,109	Quarterly	3.84%	87,986	3.84%
	41,043	82,593	81,129	234,657	451,201	Quarterly	3.69%	451,284	3.69%
	12,683	67,629	10,627	19,689	115,493	Quarterly	2.29%	114,810	2.29%
	47,894	126,929	121,392	182,562	497,986	Quarterly/ Semiannual	2,01%/0,82%	494,721	2,01%/0,37%
	9,375	25,000	—	—	37,570	Quarterly	2.89%	37,500	2.89%
	1,369	2,821	756	—	5,420	Monthly	2.25%	5,402	2.25%
	19,967	50,876	—	—	81,379	Monthly	2.59%	81,086	2.59%
	3,887	10,713	11,249	42,334	69,596	Quarterly	1.70%	69,458	0.85%
	11,343	32,226	23,605	26,888	98,111	Monthly/ Quarterly	2,11%/2,21%	97,770	2,11%/2,21%
	20,421	59,579	66,989	163,464	319,002	Quarterly/ Semiannual	2,62%/3,32%	316,425	2,62%/3,32%
	8,080	23,530	36,373	46,500	117,520	Monthly	1.96%	117,092	1.96%
	1,417	3,370	2,847	15,018	23,844	Quarterly	2.42%	23,647	2.42%
	5,308	3,194	—	—	10,300	Monthly	1.98%	10,271	1.98%
	34,574	90,164	91,964	151,968	381,847	Quarterly	1.95%	380,025	1.95%
	1,533	4,205	4,390	8,798	19,544	Quarterly	0.88%	19,431	0.08%
	302	939	—	—	1,344	Monthly	7.51%	2,025	7.51%
	1,585	102	—	—	2,192	Monthly	10.58%	2,255	10.58%
	13	—	—	—	50	Monthly	5.31%	53	5.31%
	472	81	—	—	711	Monthly	9.08%	747	9.08%
	35	1,148	—	—	1,785	Monthly	6.82%	1,572	6.82%
	—	—	—	—	1,534	Monthly	0.00%	2,520	0.00%
Others loans	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%

	844,133	661,255	825,706	1,809,923	4,451,986			4,369,033

	1,277,309	1,922,242	1,747,667	3,912,393	9,559,557			9,604,859

Summary of other financial non-current loans (other than bank loans, obligations with the public and financial leases)

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Current
a) Other interest bearing loans (see note 21 a)	33,481	57,647
b) Derivative not recognized as a hedge (see note 21 b)	4,040	4,477
c) Hedge derivatives (see note 21 c)	66,466	65,598

Total currents	103,987	127,722

Non-current
a) Other interest bearing loans (see note 21 a)	620,838	190,300
b) Derivative not recognized as a hedge (see note 21 b)	1,491	5,515
c) Hedge derivatives (see note 21 c)	54,906	111,040

Total non-currents	677,235	306,855

(b) Derivatives not recognized as a hedge.

Derivatives not recognized as a hedge as of December 31, 2013 and December 31, 2012, respectively, is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	4,040	4,477

Total current	4,040	4,477

Non-current
Interest rate derivative not recognized as a hedge	1,491	5,515

Total non-current	1,491	5,515

Total other financial liabilities	5,531	9,992

(c) Hedge derivatives

Hedge derivatives as of December 31, 2013 and December 31, 2012 are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Current
Accrued interest from the last date of interest rate swap	5,775	4,660
Fair value of interest rate derivatives	32,070	37,076
Fair value of fuel derivatives	—	10,502
Fair value of foreign currency derivatives	28,621	13,360

Total current	66,466	65,598

Non-current
Fair value of interest rate derivatives	54,906	104,547
Fair value of fuel derivatives	—	4,530
Fair value of foreign currency derivatives	—	1,963

Total non-current	54,906	111,040

Total hedging liabilities	121,372	176,638

The foreign currency derivatives exchange are collars and cross currency swap.

Hedging operation

The fair values of assets/(liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(26,028)	—
Interest rate options (2)	6	6
Interest rate swaps (3)	(92,088)	(146,283)
Fuel collars (4)	1,878	(911)
Fuel swap (5)	13,990	(9,000)
Currency forward R$/US$ (6)	32,058	—
Currency forward CLP/US$ (7)	(1,121)	—
Currency collars (8)	(1,652)	(15,228)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$. These contracts are recorded as cash flow hedges.
(7)	Covers the investments denominated in Chilean pesos to Dollar-Chilean peso exchange rate, in order to secure investment in Dollars. These contracts are recorded as cash flow hedges.
(8)	Covers the foreign exchange risk exposure of Multiplus income caused by fluctuations in the exchange rate R$/US$. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results in the next 6 months from the consolidated statement of financial position date, where as in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

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

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the periods ended
		December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	128,166	(2,510)	(40,368)
Debit (credit) transferred from net equity to income during the period	(18,688)	(26,470)	62

NOTE 22 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,264,395	1,403,546
(b) Accrued liabilities at the reporting date	293,341	286,444

Total trade and other accounts payables	1,557,736	1,689,990

(a) Trade and other accounts payable as of December 31, 2013 and December 31, 2012 are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Trade creditors	969,260	1,069,345
Leasing obligation	44,756	30,818
Other accounts payable (*)	250,379	303,383

Total	1,264,395	1,403,546

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Aircraft Fuel	302,419	360,618
Boarding Fee	217,389	182,185
Other personnel expenses	117,418	134,357
Airport charges and overflight	98,560	125,402
Suppliers’ technical purchases	67,995	64,981
Professional services and advisory	63,082	46,934
Marketing	50,009	51,360
Handling and ground handling	48,797	49,738
Land services	47,046	38,436
Leases, maintenance and IT services	46,163	34,903
Aircraft and engines leasing	44,756	84,729
Services on board	29,940	26,674
U.S.A. Department of Justice (**)	18,290	18,387
Maintenance	15,793	5,305
Tax recovery program (*)	14,569	19,668
Crew	14,040	16,233
Aviation insurance	10,665	7,465
Achievement of goals	9,806	5,024
Airlines	5,054	9,362
Communications	4,578	4,948
Distribution sistem	3,103	1,389
Fleet (JOL)	—	59,181
Others	34,923	56,267

Total trade and other accounts payables	1,264,395	1,403,546

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.
(**)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

(b) The liabilities accrued at December 31, 2013 and December 31, 2012, are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Accrued personnel expenses	151,586	171,873
Accounts payable to personnel (*)	110,147	70,625
Aircraft and engine maintenance	3,741	22,053
Others accrued liabilities	27,867	21,893

Total accrued liabilities	293,341	286,444

(*)	Profits and bonds participation (Note 26 letter b)

NOTE 23 - OTHER PROVISIONS

The detail of Other provisions as of December 31, 2013 and December 31, 2012 is as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Provision for contingencies (1)
Tax contingencies	7,092	6,774
Civil contingencies	13,430	23,880
Labor contingencies	7,334	28,920

Total other provisions, current	27,856	59,574

Non-current
Provision for contingencies (1)
Tax contingencies	968,211	1,137,961
Civil contingencies	50,022	60,732
Labor contingencies	64,895	91,248
Other	27,770	6,066
Provision for European Commission investigation (2)	11,349	10,865

Total other provisions, non-current	1,122,247	1,306,872

Total other provisions (3)	1,150,103	1,366,446

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate, except for the fair value by application of IFRS 3 business combination, in which case the recognition is in the State of Financial Position in the heading of Goodwill.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at December 31, 2013, and at December 31, 2012, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

The movement of provisions between January 1, 2011 and December 31, 2013 is as follows:

		European
	Legal	Commission
	claims	Investigation(***)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	21,957	10,916	32,873
Increase in provisions	12,085	—	12,085
Provision used	(3,592)	—	(3,592)
Reversal of provisions (*)	(11,518)	—	(11,518)
Exchange difference	141	(241)	(100)

Closing balance as of December 31, 2011	19,073	10,675	29,748

Opening balance as of January 1, 2012	19,073	10,675	29,748
Increase in provisions	30,399	—	30,399
Provision used (**)	(131,136)	—	(131,136)
Additions due to business combination	1,429,012	—	1,429,012
Subsidiaries conversion difference	8,391	—	8,391
Reversal of provisions	(449)	—	(449)
Exchange difference	291	190	481

Closing balance as of December 31, 2012	1,355,581	10,865	1,366,446

Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	65,107	—	65,107
Provision used	(57,192)	—	(57,192)
Reversal of provision	(53,459)	—	(53,459)
Subsidiaries conversion difference	(170,452)	—	(170,452)
Exchange difference	(831)	484	(347)

Closing balance as of December 31, 2013	1,138,754	11,349	1,150,103

(*)	Is mainly related to the reversal of tax contingencies
(**)	The judicial deposit in guarantee, related to the Fundo Aeroviário (FA), in the amount of ThUS$ 102, was done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government.

(***) European Commission Provision:

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

(b) A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling €799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airline Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c) Jointly, LATAM Airline Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airline Group S.A. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airline Group S.A. cooperated during the investigation.

(d) On January 24, 2011, LATAM Airline Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At December 31, 2013, the provision reached the amount of ThUS$ 11,349 (ThUS$ 10,865 at December 31, 2012 and ThUS$ 10,675 at December 31, 2011).

NOTE 24 - TAX LIABILITIES

The composition of Tax liabilities is as follow:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Income tax provision	9,919	13,152
Additional tax provision	1,664	1,360

Total current	11,583	14,512

NOTE 25 - OTHER NON-FINANCIAL LIABILITIES

Other non-financial liabilities as of December 31, 2013 and December 31, 2012 are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Current
Deferred revenues (*)	2,739,125	2,360,151
Sales tax	52,576	47,122
Retentions	49,355	45,413
Others taxes	12,294	8,434
Dividends payable	275	4,023
Other sundry liabilities	18,015	20,744

Total other non-financial liabilities, current	2,871,640	2,485,887

Non-current
Deferred revenues (*)	77,513	99,261
Other sundry liabilities	54	62

Total other non-financial liabilities, non-current	77,567	99,323

Total other non-financial liabilities	2,949,207	2,585,210

(*)	Note 2.20.

The balance comprises, among other, programs such as: LANPASS, TAM Fidelidade y Multiplus.

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty its customers with many benefits and privileges, through the accumulation of kilometers that can be exchanged for tickets to fly free or for a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies oneworld ® members and other airlines associated with the program, as well as buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking people who travel constantly, created the program TAM Fidelidade, in order to improve care and give recognition to those who choose the company. Through the program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and companies airline partners, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty program, with the aim of operating activities accumulation and redemption of points TAM Fidelidade. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 26 - EMPLOYEE BENEFITS

Liability for employee benefits as of December 31, 2013 and December 31, 2012, respectively, are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Pension payments	9,639	32,323
Termination payments	493	240
Other obligations	35,534	5,532

Total liability for employee benefits	45,666	38,095

(a)	The movement in Pension and termination payments and other obligations between January 1, 2011 and December 31, 2013 is as follows:

ThUS$
Opening balance as of January 1, 2011	9,657
Increase (decrease) current service provision	5,482
Benefits paid	(2,007)

Closing balance as of December 31, 2011	13,132

Opening balance as of January 1, 2012	13,132
Increase (decrease) current service provision	25,003
Benefits paid	(40)

Closing balance as of December 31, 2012	38,095

Opening balance as of January 1, 2013	38,095
Increase (decrease) current service provision	9,866
Benefits paid	(2,295)

Closing balance as of December 31, 2013	45,666

(b) The liability for short-term benefits as of December 31, 2013 and December 31, 2012 respectively, is detailed below:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	110,147	70,625

(*)	Accounts payables to employees (Note 22 letter b)

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the periods ended
		December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,720,513	1,296,101	764,396
Short-term employee benefits	452,158	397,824	85,681
Termination benefits	67,508	32,864	18,207
Other personnel expenses	252,590	182,126	144,219

Total	2,492,769	1,908,915	1,012,503

NOTE 27 - ACCOUNTS PAYABLE, NON-CURRENT

Non-current accounts payable as of December 31, 2013 and December 31, 2012 are as follows:

	As of	As of
	December 31,	December 31,
	2013	2012
	ThUS$	ThUS$
Aircraft and engine maintenance	663,837	685,441
Tax recovery program (*)	176,666	207,089
Fleet financing (JOL)	57,997	140,769
Provision for vacations and bonuses	9,879	9,954
Other accounts payable (**)	2,654	26,354
Other sundry liabilities	11,854	15,994

Total accounts payable, non-current	922,887	1,085,601

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.
(**)	Agreement entitled “Plea Agreement” with the Department of Justice of United States of America; its short-term part is in Trade and other payable. See details in Note 23.

NOTE 28 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at December 31, 2013 amounts to ThUS$ 2,389,384 divided into 535,243,229 common stock of a same series (ThUS$ 1,501,018, divided into 479,098,052 shares as of December 31, 2012), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b) Subscribed and paid shares

(b.1) At December 31, 2013:

The total number of ordinary shares authorized stands at 551,847,819 shares with no par value, in accordance with the increase in equity approved at the Extraordinary Shareholders’ Meeting held on June 11, 2013 issuing 63,500,000 ordinary shares with no par value. As of the close of this period, 400,124,163 are fully paid up and 135,119,066 were subject to exchange for shares in the companies Sister Holdco S.A. and Holdco II S.A. Totaling 535,243,229 shares fully paid.

As reported by Essential Matter dated on April 30, 2013, on that date the Board approved an Extraordinary Shareholders’ Meeting to be held on June 11, 2013, to address matters including the following:

1. To increase corporate equity by the amount of US$ 1,000,000,000 (one billion United States Dollars), with the objective of financing part of the investment plan for upcoming years, particularly requirements for fleet renewal and growth, and to strengthen the company’s financial position, through the issuance of a number of ordinary shares with no par value, as determined at the meeting;

2. To destine a part of said new capital to compensation plans, under the terms specified in Article 24 of Law 18,046, the Corporations Law;

3. To set the price, manner, time, and procedure for the placement of the shares issued relating to this increase in equity; or to delegate to the Board the faculty of determining the price, manner, time, and procedure, and other conditions for the placement of said shares, including but not limited to setting the terms and conditions of the company’s compensation plans.

On June 20, 2013, information was presented to the Superintendency of Securities and Insurance in order to request the registration of the share issuance approved at the aforementioned Extraordinary Shareholders’ Meeting. On July 22, 2013 the Superintendency of Securities and Insurance remitted the Company providing comments for said registration by Deed No. 16,141. The Company replied to these submissions on October 16, 2013.

Finally, on November 11, 2013, the Superintendency of Securities and Insurance issued the certificate that approved the registration of that issuance under the number 987. On November 20, 2013, began the preferential subscription period of the 62,000,000 shares not destined for the above compensation plans, settling the price that these shares would be offered to shareholders in US$ 15,17. On December 19, 2013, ended the preferential subscription period, have been subscribed and paid the total of 51,695,410 shares and collected the equivalent of ThUS$ 784,219, the unsubscribed remainder of 10,304,590 shares shall be offered and placed on the general market.

(b.2) At December 31, 2012:

The total number of ordinary shares authorized stands at 488,355,791 shares with no par value, in accordance with the increase in equity approved at the Extraordinary Shareholders’ Meeting held on December 21, 2011 issuing 147,355,882 ordinary shares with no par value. Of this increase, 142,555,882 shares, were destined to the merge with Sister Holdco S.A. and Holdco II S.A. 4,800,000 shares, were destined to compensation plans for employees of the Company and its subsidiaries. As of the close of this period, 343,978,986 shares are fully paid and 135,119,066 were subject to exchange for shares in the companies Sister Holdco S.A. and Holdco II S.A., totaling 479,098,052 shares fully paid.

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

The re-destination and placement of those shares was approved by the Superintendency of Securities and Insurance, dated December 11, 2012. On December 20, 2012, the Board of Directors agreed to start, from December 21, 2012, the period of preferred option of those shares, proceeded to fix the price of placing them, which was reported to the Superintendency of Securities and Insurance by Essential Matter on the same date. At the end of the period of first refusal, that is, to January 19, 2013, were 6,857,190 shares subscribed and paid the said remnant, leaving a balance of 579,626 shares to be subscribed. This balance was auctioned on the Santiago Stock Exchange—Stock Exchange dated January 23, 2013 at a value of CLP$ 11,921 per share.

The following table shows the movement of the authorized and fully paid shares described above between January 1, 2012 and December 31, 2013.

Movement of authorized shares	No. Of
shares
Authorized shares as of January 1, 2012	488,355,882
Increase capital option closing year 2007 options over canceled shares	(91)

Authorized shares as of December 31, 2012	488,355,791

Authorized shares as of January 1, 2013	488,355,791
Increase capital approved at Extraordinary Shareholders meeting dated June 11, 2013	63,500,000
Full right decrease of treasury stock	(7,972)

Authorized shares as of December 31, 2013	551,847,819

Movement fully paid shares

	No. of shares	Movement value of shares (*) ThUS$	Cost of issuance and placement of shares (**) ThUS$	Paid-in Capital ThUS$
Paid shares as of January 1, 2012	340,326,431	476,579	(2,672)	473,907
Exercise stock options increase capital 2007	673,478	10,226	—	10,226
Exchange of shares for merger Companies Sister Holdco S.A and Holdco II S.A.	135,119,066	951,409	—	951,409
Capitalization of reserves	—	—	(3,510)	(3,510)
Placement of the remaining preferential shares issued for merger Companies Sister Holdco S.A. y Holdco II S.A.	2,979,077	68,986	—	68,986

Paid shares as of December 31, 2012	479,098,052	1,507,200	(6,182)	1,501,018

Paid shares as of January 1, 2013	479,098,052	1,507,200	(6,182)	1,501,018
Placement of the remaining preferred shares issued for merger with Companies Sister Holdco S.A. y Holdco II S.A.	4,457,739	104,351	—	104,351
Full right decrease of treasury stock	(7,972)	(25)	—	(25)
Capitalization of reserves	—	—	(179)	(179)
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	51,695,410	784,219	—	784,219

Paid shares as of December 31, 2013	535,243,229	2,395,745	(6,361)	2,389,384

(*)	Amounts reported represent only those arising from the payment of the shares subscribed.
(**)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.

(c) Treasury stock

At December 31, 2013, as per minutes of the Extraordinary Shareholder’s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

At December 31, 2012, the total subscribed and paid shares of the company acquired 7,972 shares, shareholders who exercised the right to withdraw an amount of US$203.

(d) Reserve of share- based payments

The movement of Reserves of share- based payments between January 1, 2011 and December 31, 2013, is as follows:

Reserve of
share - based
payments
ThUS$
Opening balance as of January 1, 2011	5,401
Stock option plan	2,084
Deferred tax	(355)
Closing balance as of December 31, 2011	7,130

Opening balance as of January 1, 2012	7,130

Stock option plan	(1,299)
Deferred tax	(257)

Closing balance as of December 31, 2012	5,574

Opening balance as of January 1, 2013	5,574
Stock option plan	18,877
Deferred tax	(3,440)

Closing balance as of December 31, 2013	21,011

These reserves are related to the “Share-based payments” explained in Note 38.

(e) Other sundry reserves

The movement of Other sundry reserves between January 1, 2011 and December 31, 2013, is as follows:

Other
sundry
reserves
ThUS$
Opening balance as of January 1, 2011	62
Transactions with non-controlling interest	(1,801)
Capitalization share issuance and placement cost (1)	2,672
Legal reserves	429

Closing balance as of December 31, 2011	1,362

Opening balance as of January 1, 2012	1,362
Transactions with non-controlling interest	(1,604)
Cost of issuance and placement of shares (1)	(3,510)
Capitalization share issuance and placement cost (1)	3,510
Higher value for TAM S.A. share exchange	2,665,692
Legal reserves	1,232

Closing balance as of December 31, 2012	2,666,682

Opening balance as of January 1, 2013	2,666,682
Transactions with non-controlling interest	(1,950)
Cost of issuance and placement of shares (2)	(5,443)
Capitalization share issuance and placement cost (2)	179
Legal reserves	(1,668)

Closing balance as of December 31, 2013	2,657,800

(1)	The costs of issuance and placement of shares recognized in reserves during the first half of 2012 were capitalized during the month of September 2012, according to the Extraordinary Meeting of Shareholders held on September 4, 2012. Capitalization share issuance and placement cost caused by the capital increase carried out in 2007, as set out Extraordinary Meeting of Shareholders held on December 21, 2011.
(2)	The costs incurred through the issuance and placement correspond to ThUS$ 5,264 and ThUS$179 corresponding at increase of capital according to the Extraordinary Meeting of Shareholders held on June 11, 2013 and at the remaining 7,436,816 shares, not used in this exchange, reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012, The cost of ThUS$ 179, were capitalized during June 2013, according to the Extraordinary Shareholders’ Meeting held on June 11, 2013.

(e.1) Other sundry reserves

The balance of Other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	—
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(5,355)	(3,405)	(1,801)
Cost of issuance and placement of shares	(5,264)	—	—
Others	107	1,775	543

Total	2,657,800	2,666,682	1,362

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at December 31, 2013, correspond to the loss generated by the participation by Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integració n Regional Aires of ThUS$ (1,065), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS(885) and accumulated losses from transactions with minority shareholders of ThUS$ (3,405) at December 31, 2012. The corresponding accumulated losses of ThUS$ (2,422) in Lan Pax Group S.A. for increases of capital held by Aerovías de Integración Regional Aires S.A. and the accumulated losses of ThUS$ (983) Lan Cargo Inversiones S.A. for the capital increase made by Línea Aérea Carguera de Colombia S.A.

(f) Reserves with effect in other comprehensive income.

The movement of Reserves with effect in other comprehensive income between January 1, 2011 and December 31, 2013 is as follows:

	Currency	Cash flow
	translation	hedging
	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	(4,257)	(107,050)	(111,307)
Derivatives valuation gains (losses)	—	(40,368)	(40,368)
Deferred tax	1,855	6,862	8,717
Conversion difference subsidiaries	(10,925)	—	(10,925)

Closing balance as of December 31, 2011	(13,327)	(140,556)	(153,883)

Opening balance as of January 1, 2012	(13,317)	(140,556)	(153,873)
Derivatives valuation gains (losses)	—	5,003	5,003
Deferred tax	(2,727)	(5,177)	(7,904)
Conversion difference subsidiaries	19,618	—	19,618

Closing balance as of December 31, 2012	3,574	(140,730)	(137,156)

Opening balance as of January 1, 2013	3,574	(140,730)	(137,156)
Derivatives valuation gains (losses)	—	124,227	124,227
Deferred tax	—	(18,005)	(18,005)
Conversion difference subsidiaries	(593,565)	—	(593,565)

Closing balance as of December 31, 2013	(589,991)	(34,508)	(624,499)

(f.1) Currency translation reserve

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

(f.2) Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g) Retained earnings

The movement of Retained earnings between January 1, 2011 and December 31, 2013, is as follows:

ThUS$
Opening balance as of January 1, 2011	949,214
Result for the period	320,197
Other increase (decreases)	(632)
Dividends	(151,981)
Closing balance as of December 31, 2011	1,116,798

Opening balance as of January 1, 2012	1,116,798

Result for the period	(19,076)
Other increase (decreases)	163
Dividends	(21,749)

Closing balance as of December 31, 2012	1,076,136

Opening balance as of January 1, 2013	1,076,136
Result for the period	(281,114)
Other increase (decreases)	281

Closing balance as of December 31, 2013	795,303

(h) Dividends per share

As of December 31, 2013

Final dividend
Description of dividend	2012
Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068
As of December 31, 2012

As of December 31, 2013

		Minimum mandatory
	Final dividend	dividend
Description of dividend	2011	2012
Date of dividend	04-26-2012	12-31-2012
Amount of the dividend (ThUS$)	18,462	3,287
Number of shares among which the dividend is distributed	340,999,909	479,098,052
Dividend per share (US$)	0.05414	0.00686

As of December 31, 2011

	Final	Interim	Interim
	dividend	dividend	dividend
Description	2010	2011	2011
Date of dividend	04-29-2011	08-30-2011	12-20-2011
Amount of the dividend (ThUS$)	10,386	56,595	85,000
Number of shares among which the dividend is distributed	339,310,509	339,358,209	340,164,105
Dividend per share (US$)	0.03061	0.16677	0.24988

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2013, mandatory minimum dividend was not applicable; therefore no provision was made for.

NOTE 29 - REVENUE

The detail of revenues is as follows:

		For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Passengers	11,061,557	7,966,846	4,008,910
Cargo	1,862,980	1,743,526	1,576,530

Total	12,924,537	9,710,372	5,585,440

NOTE 30 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Other rentals and landing fees	1,373,061	1,048,342	671,614
Aircraft fuel	4,414,249	3,434,569	1,750,052
Comissions	408,671	308,941	209,255
Other operating expenses	1,644,827	1,316,095	646,051
Aircraft rentals	441,077	313,038	174,197
Aircraft maintenance	477,086	297,618	182,358
Passenger services	331,405	239,848	136,049

Total	9,090,376	6,958,451	3,769,576

(b) Depreciation and amortization

Depreciation and amortization are detailed below:

	For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Depreciation (*)	985,317	739,973	386,644
Amortization	56,416	31,140	9,831

Total	1,041,733	771,113	396,475

(*)	Includes the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2013 is ThUS$396,974 (ThUS$315,206 at December 31, 2012 and ThUS$122,903 at December 31, 2011).

(c) Personnel expenses

The costs for personnel expenses are disclosed in Liability for employee benefits (See Note 26).

(d) Financial costs

The detail of financial costs is as follows:

	For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Bank loan interest	382,969	185,013	109,168
Financial leases	76,343	44,717	12,265
Other financial instruments	3,212	64,868	17,644

Total	462,524	294,598	139,077

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 26, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 31 - GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The Gains (losses) on sales of non-current assets not classified as held for sale as of December 31, 2013, 2012 and 2011 are as follows:

	For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Property, plant and equipment	2,545	(2,836)	(172)

Total	2,545	(2,836)	(172)

NOTE 32 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Duty free	14,748	17,463	16,874
Aircraft leasing	36,614	28,863	12,701
Logistics and courier	—	—	10,958
Customs and warehousing	24,281	24,537	24,677
Tours	105,449	74,226	43,952
Maintenance	12,392	5,358	—
Multiplus	68,925	26,696	—
Other miscellaneous income	79,156	43,013	23,642

Total	341,565	220,156	132,804

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

a) Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Cash and cash equivalents	538,213	337,223
Argentine peso	41,092	68,705
Brazilian real	3,683	3,308
Chilean peso	229,913	40,091
Colombian peso	5,254	671
Euro	16,571	15,502
U.S. dollar	44,656	94,035
Strong bolivar	162,809	51,346
Other currency	34,235	63,565
Other financial assets	51,082	30,936
Argentine peso	885	—
Brazilian real	—	2,167
Chilean peso	25,854	550
Colombian peso	2,039	2,147
Euro	6	8
U.S. dollar	22,035	18,020
Strong bolivar	14	601
Other currency	249	7,443

Current assets	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Other non - financial assets	56,218	53,493
Argentine peso	5,310	3,740
Brazilian real	846	10,037
Chilean peso	16,846	15,310
Colombian peso	1,011	909
Euro	3,052	4,598
U.S. dollar	2,221	1,649
Strong bolivar	102	351
Other currency	26,830	16,899
Trade and other accounts receivable	417,775	503,601
Argentine peso	11,387	9,441
Brazilian real	19,986	33,313
Chilean peso	80,461	130,736
Colombian peso	2,240	3,153
Euro	21,479	67,287
U.S. dollar	114,372	166,758
Strong bolivar	2,353	2,759
Other currency	165,497	90,154
Accounts receivable from related entities	466	14,565
Chilean peso	466	14,565
Tax assets	14,836	11,060
Brazilian real	—	716
Chilean peso	3,398	9,454
Colombian peso	787	15
Euro	35	20
U.S. dollar	515	—
Other currency	10,101	855
Total assets	1,078,590	950,878
Argentine peso	58,674	81,886
Brazilian real	24,515	49,541
Chilean peso	356,938	210,706
Colombian peso	11,331	6,895
Euro	41,143	87,415
U.S. Dollar	183,799	280,462
Strong bolivar	165,278	55,057
Other currency	236,912	178,916

Non-current assets	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Other financial assets	17,517	31,329
Argentine peso	24	8
Brazilian real	597	3,505
Chilean peso	1,701	98
Colombian peso	254	524
Euro	5,488	7,817
U.S. dollar	8,625	15,895
Other currency	828	3,482
Other non - financial assets	18,006	22,063
Other currency	18,006	22,063
Accounts receivable	13,429	14,812
Chilean peso	8,227	9,564
U.S. dollar	5,000	5,000
Other currency	202	248
Deferred tax assets	4,460	4,203
U.S. dollar	2,056	—
Other currency	2,404	4,203
Total assets	53,412	72,407
Argentine peso	24	8
Brazilian real	597	3,505
Chilean peso	9,928	9,662
Colombian peso	254	524
Euro	5,488	7,817
U.S. dollar	15,681	20,895
Other currency	21,440	29,996

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	303,626	241,473	561,428	589,105
Chilean peso	53,619	—	46,772	—
Euro	824	602	1,205	35
U.S. dollar	249,183	240,871	513,451	589,070
Trade and other accounts payables	679,769	899,536	20,676	19,850
Argentine peso	31,603	21,398	—	—
Brazilian real	9,671	38,506	8	8
Chilean peso	29,560	72,643	11,975	11,938
Colombian peso	14,445	29,268	422	—
Euro	19,373	38,540	3,316	1,695
U.S. dollar	433,377	283,003	4,902	6,157
Strong bolivar	4,024	2,710	—	—
Other currency	137,716	413,468	53	52
Accounts payable to related entities	318	14	—	—
Chilean peso	14	14	—	—
U.S. dollar	304	—	—	—
Tax liabilities	134	302	—	—
Chilean peso	4	21	—	—
Colombian peso	—	150	—	—
Other currency	130	131	—	—

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities	76,040	14,337	72	13
Argentine peso	10,710	2,125	—	—
Brazilian real	3,746	3,023	52	10
Chilean peso	37,227	3,478	19	2
Colombian peso	6,069	50	—	—
Euro	8,382	3,261	—	—
U.S. dollar	1,272	325	—	—
Strong bolivar	637	1,211	—	—
Other currency	7,997	864	1	1
Total liabilities	1,059,887	1,155,662	582,176	608,968
Argentine peso	42,313	23,523	—	—
Brazilian real	13,417	41,529	60	18
Chilean peso	120,424	76,156	58,766	11,940
Colombian peso	20,514	29,468	422	—
Euro	28,579	42,403	4,521	1,730
U.S. dollar	684,136	524,199	518,353	595,227
Strong bolivar	4,661	3,921	—	—
Other currency	145,843	414,463	54	53

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	578,393	623,828	754,256	859,526	1,366,860	1,811,660
Chilean peso	122,780	—	80,528	—	—	—
Euro	—	1,148	—	—	—	—
U.S. dollar	455,613	622,680	673,728	859,526	1,366,860	1,811,660
Accounts payable	647,880	667,582	641	138	11	—
Chilean peso	7,187	8,286	641	138	11	—
U.S. dollar	639,204	657,998	—	—	—	—
Other currency	1,489	1,298	—	—	—	—
Other provisions	11,929	16,187	—	—	—	—
Argentine peso	410	664	—	—	—	—
Brazillian real	146	808	—	—	—	—
Chilean peso	—	36	—	—	—	—
Euro	11,349	10,865	—	—	—	—
U.S. dollar	24	—	—	—	—	—
Other currency	—	3,814	—	—	—	—
Provisions for employees benefits	636	86	—	—	—	—
U.S. dollar	636	86	—	—	—	—
Total non-current liabilities	1,238,838	1,307,683	754,897	859,664	1,366,871	1,811,660
Argentine peso	410	664	—	—	—	—
Brazilian real	146	808	—	—	—	—
Chilean peso	129,967	8,322	81,169	138	11	—
Euro	11,349	12,013	—	—	—	—
U.S. dollar	1,095,477	1,280,764	673,728	859,526	1,366,860	1,811,660
Other currency	1,489	5,112	—	—	—	—

General summary of foreign currency:	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
Total assets	1,132,002	1,023,285
Argentine peso	58,698	81,894
Brazilian real	25,112	53,046
Chilean peso	366,866	220,368
Colombian peso	11,585	7,419
Euro	46,631	95,232
U.S. dollar	199,480	301,357
Strong bolivar	165,278	55,057
Other currency	258,352	208,912
Total liabilities	5,002,669	5,743,637
Argentine peso	42,723	24,187
Brazilian real	13,623	42,355
Chilean peso	390,337	96,556
Colombian peso	20,936	29,468
Euro	44,449	56,146
U.S. dollar	4,338,554	5,071,376
Strong bolivar	4,661	3,921
Other currency	147,386	419,628
Net position
Argentine peso	15,975	57,707
Brazilian real	11,489	10,691
Chilean peso	(23,471)	123,812
Colombian peso	(9,351)	(22,049)
Euro	2,182	39,086
U.S. dollar	(4,139,074)	(4,770,019)
Strong bolivar	160,617	51,136
Other currency	110,966	(210,716)

b) Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2013, 2012 and 2011, generated a loss of ThUS$ 482,174, a gain of ThUS$ 66,685 and a loss or the ThUS$ 256, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2013, 2012 and 2011, represented a loss of ThUS$ 629,858, a gain of ThUS$ 19,170 and a loss ThUS$ 10,864, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31, 2013	As of December 31, 2012
Argentine peso	6.52	4.91
Brazilian real	2.36	2.04
Chilean peso	524.61	479.96
Colombian peso	1,925.52	1,760.00
Euro	0.72	0.76
Strong bolivar	6.30	4.30
Australian dollar	1.12	0.96
Boliviano	6.86	6.86
Mexican peso	13.07	12.99
New Zealand dollar	1.22	1.22
Peruvian Sol	2.80	2.55
Uruguayan peso	21.49	19.05

NOTE 34 - EARNINGS PER SHARE

	For the periods ended
		December 31,
Basic earnings	2013	2012 (*)	2011
Earnings attributable to controlling company’s equity holders (ThUS$)	(281,114)	(19,076)	320,197
Weighted average number of shares, basic	487,930,977	412,267,624	339,424,598
Basic earnings per share (US$)	(0.57613)	(0.04627)	0.94335

	For the periods ended
		December 31,
Diluted earnings	2013	2012 (*)	2011
Earnings attributable to controlling company’s equity holders (ThUS$)	(281,114)	(19,076)	320,197
Weighted average number of shares, basic	487,930,977	412,267,624	339,424,598
Adjustment diluted weighted average shares Stock options	—	—	271,380

Weighted average number of shares, diluted	487,930,977	412,267,624	339,695,978

Diluted earnings per share (US$)	(0.57613)	(0.04627)	0.94260

(*)	The impact of the changes described in Note 18.2 on earnings per share at December 31, 2012 was US$ (0,07284).

NOTE 35 – CONTINGENCIES

Lawsuits

(i) Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent the bankruptcy.	17,100 Plus interests and costs
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29, 2006.	AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages) ongoing proceedings before the court.	17,100 Plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Aerotransportes Mas de Carga S.A.	Federal Court of Fiscal and Administrative Justice.	31698/11-17-01-8	Nullity trial against the tax authority’s refusal to restore balance in favor of VAT.	Pleadings stage.	4,900
Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	2nd District Court Guayaquil.	09504-2010-0114	Order Determining the Value Added Tax (VAT) 2006.	The Ruling was adverse to the Company. On November 15, 2013, the Company proposed extraordinary appeal. Which has been accepted for consideration by the Fourth Chamber of the District Court No. 2 Contencios Tax Guayaquil.	4,565
Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Tribunal Fiscal de Guayaquil.	6319-4064-05	Judicial proceedings against the Regional Director of the Internal Revenue Services Guayaquil, for overpayment of taxes.	Tax Litigation Division of the National Court accepts appeal of IRS. Extraordinary Action Protection for the Constitutional Court.	4,210 Plus interest
Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	17502-2012-0082	Determination Act for 2006 Income Tax, which have unknown CEDT requesting certification of branch expenses, ARC commissions without Withholding of Income Tax, etc. Process initiated in 2012.	Sentence pending. Appeal for Review.	8,064
Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	1720130100068	IR Determination Act of 2008. Glosses are caused by lack of supports in rebills, audit certificates, no withholdings on commissions, and lack of means of payment. Unaware exempt income because the federal return is not translated into Spanish.	On October 9, 2013, the IRS confirmed the contents of Determination Act. On November 11, 2013, the Company filed a motion for review. Now awaiting resolution.	6,047 (income tax 5,039; surcharge 20% 1,008)

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Lan Argentina S.A.	National Administrative Chamber.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Metropolitan Airport.	ORSNA appealed the injunction that ordered to rescind the eviction. Lan Argentina filed suit against Resolution No. 123 of ORSNA. On December 23, 2013, the Second Division of the National Court of Appeals in Federal Administrative Matters confirmed the injunction decided in First Instance in favor of Lan Argentina S.A., being suspended eviction order formalized by ORSNA respect Aeroparque Jorge Newbery hangar.	Undetermined
Tam Linhas Aéreas S.A	Wollerau Switzerland.	Court -	Claim the amount withheld by TOP AIR AGENCY AG (GSA in Switzerland, Austria, Norway, Denmark and Eastern Europe) after completion of the GSA contract with TAM in 2008.	Filed suit in November 2013 in the Swiss court to recover the amount that arbitration in Switzerland in May 2011 recognized that corresponds to TAM.	1,747

(ii) Trials received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	—	Investigation for possible violations of airline competition freighters, especially fuel surcharge. On December 26, 2007, the Directorate General for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. of a case against twenty-five cargo airlines, including Lan Cargo S.A., for possible violations of free competition in the European air cargo market, especially the alleged fixing a fuel surc harge and freight. On November 9, 2010, the Directorate General for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$ 11,349. This penalty is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. The outcome of this appeal cannot be predicted.	On April 14, 2008, the notification of the European Commission was answered. The appeal was filed on January 24, 2011.	11,349
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery Division (Inglaterra) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	—	Lawsuits filed against European airlines by users of freight services in private prosecutions as a result of the investigation for possible violations of airline competition freighters, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A, have been sued in court proceedings as third parties, based in England and the Netherlands.	Case is in evidence discovery process.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil.	—	Investigation for possible violations of airline competition freighters, especially fuel surcharge.	On September 3, 2013, CADE’s decision was published in the Diario da Uniao confirming the sentencing of violation and imposition of fines to ABSA for the amount of ThUS$51,020. This fine will be appealed by ABSA. In turn CADE fined also a current director of ABSA and two former officials for the respective amounts of ThUS$ 971, ThUS$ 486 and ThUS$ 486. On December 5 was filed application for administrative reconsideration to the CADE. There is also the possibility of further appeal through the judicial process in the courts. We cannot predict the outcome of these appeals process.	51,020
Aerolinhas Brasileiras S.A.	Federal Revenue Secretary of Brazil.	10831-005.704/2006-43	Collection of import taxes and penalties owed to the verification of declared loss volumes and allegedly transported the country. The Administrative Court of São Paulo started collection of PIS and COFINS, keeping only the debts related to II, IPI and the 50% penalty in the second.	DRJ performed collection of PIS and COFINS, keeping only the debts related to II, IPI and the 50% penalty in the second. Awaiting trial by CARF.	9,391
Aerolinhas Brasileiras S.A.	Federal Revenue Secretary of Brazil.	10831-008.687/2006-04	Collection of import taxes and fines due to the determination of charge storage when end of manifest information.	On 12/08/2010 CARF dismissed the Voluntary Action. Filed an extraordinary appeal, which is pending trial.	5,122

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
LATAM Airlines Group S.A.	Tenth Civil Court of Santiago.	—	The company Jara&Jara Limited sues LATAM Airlines Group S.A. based on the damage they have caused due to the criminal complaints filed for the crime of fraud against them in 2008, which were dismissed for good. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	First instance.	11,935
Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Civil Court 20 Pichincha.	374-2012 LA	Passenger demand for misuse by counter agent of credit card.	In discharge step test, hearing in New appearance (for judicial confession)of the legal representative set for February 13, 2014.	5,500
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2 da Regiãothe (Court of the Second Region).	2001.51.01.012530-0	Ordinary judicial action brought to declare that there is no legal relationship obligating the Company to raise the Air Fund.	First instance sentence not favorable. Currently awaiting the decision of the appeal filed by the company. To suspend the tax credit application to the Court was delivered by guarantee ThUS$ 102 which is revealed in more detail in Note 23. .	120,460
Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	16643.000087/2009-36	Notice of Violation of the requirement to pay the social contribution on net profit (“CSL”).	Decisions of first and second administrative instance adverse to the interests of the Company. Currently awaiting the decision of the new action brought by the Company.	30,921
Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10880.725950/2011-05	Compensation claims of social contributions PIS and COFINS.	Court decision was unfavorable to the interests of the company, so it was appealed. At present, pending the trial of the appeal, the Board of Tax Appeals (CARF).	28,426

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Pantanal Linhas Aéreas S.A.	Regional Court of the Third District.	1997.0002503-9	Execution filed to collect tax penalties for breach of special customs regime of temporary admission.	Waiting for the decision of the second instance. Favorable sentence.	5,233
Tam Linhas Aéreas S.A.	6th Public rod of Sao Paulo.	0012938- 14.2013.8.26.0053	Judgment proposed to cancel the collection of incident Service Tax on amounts paid to Infraero.	The ruling overturned the injunction previously granted, and granted in part the action proposed by the company. Opposing a motion for clarification, which was rejected. Both parties filed motions, both of which received the double effect (suspension and forwarding). Currently waiting for the referral to the Court of Justice of the State of São Paulo and therefore appeals trial.	14,192
Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	16643.000085/2009-47	Auto compound to demand and collection of income tax and detail CSL derived royalties and fees using the mark TAM.	First instance decision unfavorable to the interests of the company. On March 14, 2012, the application of business and voluntary action were judged by CARF, so that was adduced the resource trade to restore the expenditure to the royalties, and partially provided voluntary action of TAM to (i) rescind the compensation for tax losses and (ii) apart calculating the default interest Selic rate effect on the government claim. It, currently expects the ruling on the admissibility of the special appeal filed by the Special Attorney for Finance and the notification of the decision.	13,684

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10831.012344/2005-55	Infraction II presented to demand payment and social contributions of PIS and COFINS arising from the loss of unidentified international cargo.	Partially favorable decision in the first administrative and supportive in the second instance. However, the upper chamber of the Board of Tax Appeals was to the special appeal filed by the Union. Currently pending resolution of the motion for clarification with the opposition of the company.	11,008
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.123.785-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Under the laws of the state of São Paulo, the Administrative Court was to declare the agreement of the matter discussed in the infraction and the related injunction, so the case was referred to the State Attorney and a determination is expected on that demand.	9,553
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.130.043-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	On June 4, 2013, the decision was issued denying the special appeal filed by the company. Currently, waiting for the demarcation of the court order regarding the administrative process.	9,187
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo ((Secretary of Finance of the State of Sao Paulo).	3.099.486-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Under the laws of the state of São Paulo, the Administrative Court was to declare the agreement of the matter discussed in the infraction and the related injunction, so the case was referred to the State Attorney and a determination is expected on that demand.	6,952

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	11610.001360/2001-56	Application for reimbursement of social security contributions of PIS.	Unfavorable ruling in the first and second administrative instances. Currently expecting fiscal execution ruling.	7,732
Tam Linhas Aéreas S.A.	Secretary of Finance of the State of Sao Paulo (Secretary of Finance of the State of Sao Paulo).	3.117.001-8	Notice of infringement demanding payment of ICMS on imports of aircraft.	Under the laws of the state of São Paulo, the Administrative Court was to declare the agreement of the matter discussed in the infraction and the related injunction, so the case was referred to the State Attorney and a determination is expected on that demand.	7,599
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 3a Região (Court of the Third Region).	2006.03.00.022504-6	Penalty forcing IRPJ collection in the months of February, March and August 1998.	Pending first instance ruling.	7,036
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.120.286-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	6,311
Tam Linhas Aéreas S.A.	Governo do Estado de São Paulo (State Government of Sao Paulo).	990.172	Fiscal Execution to demand payment of ICMS that affects the import of aircraft.	Trial suspended. It now expects the end of main trial.	5,971
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.123.000-3	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	5,749

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	004960-83.2013.8.26.0053	Judgment proposed to cancel the charge and to demand payment of ICMS and fine affects import of aircraft.	Currently awaiting a ruling of first instance.	5,797
Tam Linhas Aéreas S.A.	Internal Revenue Service.	2002.61.19.001123-1	Injunction filed to prevent recovery of IPI on imports of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	5,540
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	4.002.475-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Expected the ruling on impeachment filed by the Company.	5,336
Tam Linhas Aéreas S.A.	6th Public rod of Sao Paulo	0013306-23.2013.8-26.0053	Judgment proposed to cancel the collection of incident Service Tax on amounts received as discount on the go over the shipping rates to Infraero.	Currently awaiting the decision of first instance.	4,907
Tam Linhas Aéreas S.A.	Secretaria da Fazendado Estado da Paraíba (Secretary of Finance of the State of Sao Paulo).	3.019.886-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,892
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado da Paraíba (Secretary of Finance of the State of Paraiba).	93300008.09.00000883/2009-31	Order of infringement to demand payment of ICMS in particular operations.	Currently awaiting a ruling on the appeal filed by the Company.	4,835

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.123.770-8	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Under the laws of the state of São Paulo, the Administrative Court was to declare the agreement of the matter discussed in the infraction and the related injunction, so the case was referred to the State Attorney and a determination is expected on that demand.	4,814
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.154.701-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Expected the ruling on impeachment filed by the Company.	4,708
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.146.575-4	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,562
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Internal Revenue Service).	10880-676.339/2009-13	Order of infringement to demand payment of IRPJ.	Expected the ruling on impeachment filed by the Company.	4,523
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.146.651-5	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,445
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de Goiás (Secretary of Finance of Estado de Goias).	3032722060291	Order of infringement to demand payment of ICMS in particular operations.	Currently awaiting a ruling on the appeal filed by the Company.	4,218

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Internal Revenue Service of Brazil).	16643.000088/2009-81	Order of infringement to demand payment of IRPJ and CSLL.	On November 26, 2013, in order to assert the benefits of art. 40 of Law No. 12865/13, the company applied for exemption and, cumulatively, waived any claim of right on which the appeal is based. At present, pending review of the exemption request.	4,167
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.117.801-7	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,139
Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.129.987-8	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Procedure suspended. Presently waiting for an end to the main proceedings.	3,899
Tam Linhas Aéreas S.A.	Public Rod of Florianopolis-SC.	023.12.036784-2	Lawsuit filed by InstitutoLiberdade on the product Espaço+.	Currently awaiting convocation of the other companies, for us to answer.	4,269
Tam Linhas Aéreas S.A.	1st Civil Court of the District of Navegantes / SC.	033.03.013110-6 (precautionary) 033.03.014870-0 (ordinary).	Action filed by a former sales representative of TAM demanding compensation for moral and economic damage in consequence of the alleged wrongful termination of contract and unfounded trade representative land freight transport other than agreeing in advance the establishment of protection enforceable court.	We are currently awaiting the evaluation of our objection to the expert report.	3,986

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Tribunal do Trabalho de Porto Alegre -Labor Court of Porto Alegre.	0001611- 93.2012.5.04.0013	Civil Action in the Ministry of Labour, which requires the granting of black shoes, belts and socks for employees who wear uniforms.	Process in the first instance, waiting judgment of appeal.	10,375 Approximate value
Tam Linhas Aéreas S.A.	Tribunal do Trabalho de Porto Alegre -Labor Court of Porto Alegre.	0000504- 79.2010.5.04.0014	Lawsuit filed by the Union of Aviation Porto Alegre / RS demanding payment for the additional hazard.	Judgment in appeal stage. Final instance.	6,098 Approximate value
Tam Linhas Aéreas S.A.	Labor Justice Salvador / BA-Labor Jurisdiction Salvador / BA.	0000033- 78.2011.5.05.0021	Class action by the National Union of Aviation workers, which requires payment of risk bonus for all employees of the SSA base.	Process in the first instance. Awaiting sentencing.	19,083 Approximate value
Tam Linhas Aéreas S.A.	Labor Court Brasilia.	01683.2009.015.10.00.3	Action by the Union Aerovias Brasilia/DF demanding payment of hazard compensation for all maintenance employees.	Process in the last instance. Awaiting the outcome of the appeal.	5,559 Approximate value
Tam Linhas Aéreas S.A.	Secretary of Finance of Sao Paulo.	4.023.832-5	Notice of infraction to demand payment of import tax that rules aircraft.	After the adverse decision in the first instance, the company filed an ordinary appeal. Currently, pending the decision of the appeal before the Administrative Tribunal.	5,501

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Aerovias de Integración Regional AIRES S.A.	Florida USA.	2013-20319 CA 01

In July 30, 2012 LAN AIRLINES COLOMBIA initiated legal proceedings in Colombia against regional One Inc. and Volvo Aero Services LLC, in order to declare that these companies are civilly liable for moral and material damages caused to LAN AIRLINES COLOMBIA , arising from breach of contractual obligations of the aircraft HK

In June 20, 2013 AIRES SA AND / OR LAN AIRLINES COLOMBIA was notified of the lawsuit filed in the U.S. by INC and Dash regional One 224 LLC for damages caused by the aircraft HK claiming COLOMBIA LAN AIRLINES had the requirement to obtain customs import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				The process in Colombia is pending resolution of preliminary objections filed by the defendant As for the process in the U.S. Federal Court is deciding whether the process follows on as a court with jurisdiction in Colombia is resolving a parallel demand in Colombia Although continues pending the decision to declare or not without case in the U.S. by the judge, the court has noted a date for trial in August 2014 if the decision is to grant the request to the case in the U.S..	12,443
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Internal Revenue Service of Brazil).	10880-926.383/2013-66	Decision of the Internal Revenue Service does not approve compensation made by the company in the application for refund of income tax for 2009.	Pending the result of the dissatisfaction expressed by the company.	6,826
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Internal Revenue Service of Brazil).	1720130100068	Notice of infraction to demand tax credit is due, as the company would have improperly excluded amounts paid as interest on own capital for the years 2010 and 2011.	Pending the result of the objection filed by the company.	5,234

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Secretary of Finance of Rio de Janeiro.	03.431129-0	It is an infraction, for which the State of Rio de Janeiro requires the VAT tax credit for purchasing fuel kerosene (jet fuel). According to a report, the auditor notes that there is no legislation in Rio de Janeiro for the appropriation of this credit, so the credit has been rejected and required tribute.	Waiting for the contestation presented by the company.	97,179

In order to deal with any financial obligations arising from legal proceedings outstanding at December 31, 2013, whether civil, labor or tax, LATAM Airlines Group S.A., has made provisions, which are included in heading Other provisions, non-current, which is disclosed in Note 23.

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

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F and 787, which are guaranteed by the Export—Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

The Company and its subsidiaries do not maintain financial credit contracts with local banks that indicate some limits on financial indicators of the Company or its subsidiaries.

At December 31, 2013, the Company is in compliance with all indicators detailed above.

(b) Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of December 31, 2013	As of December 31, 2012
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	Boeing 737	1	1
Air Canada (Sublessor)	Airbus A340	—	1
Airbus Financial Services	Airbus A340	3	2
Aircraft 76B-26261 Inc. (ILFC)	Boeing 767	—	1
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	1
Aircraft Solutions Lux V S.ÀR.L. (AVMAX)	Bombardier Dhc8-200	—	1
ALC A319 1703, LLC (*)	Airbus A319	—	1
Aviacion Centaurus, A.I.E (Santander) (*)	Airbus A319	3	3
Aviación Centaurus, A.I.E. (*)	Airbus A321	1	1
Aviación Real A.I.E (*)	Airbus A319	1	1
Aviación Real A.I.E (*)	Airbus A320	1	1
Aviación Tritón A.I.E. (*)	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	—
Avolon Aerospace AOE 63 Limited	Boeing 787	1	—
AWAS (SWEDEN TWO) AB (*)	Airbus A320	—	2
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited (*)	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	—	1
CIT Aerospace International	Boeing 767	1	1
CIT Aerospace International (*)	Airbus A319	1	3
CIT Aerospace International (*)	Airbus A320	4	4
Continuity Air Finance IV B.V (BOC) (*)	Airbus A319	1	1
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	7	9
Eden Irish Aircr Leasing MSN 1459 (AERCAP) (*)	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB (*)	Airbus A320	10	10

Lessor	Aircraft	As of December 31, 2013	As of December 31, 2012
GECAS Sverige Aircraft Leasing Worldwide AB (*)	Airbus A330	2	2
GFL Aircraft Leasing Netherlands B.V. (GECAS) (*)	Airbus A320	1	1
International Lease Finance Corporation	Boeing 737	1	2
International Lease Finance Corporation	Boeing 767	1	1
International Lease Finance Corporation (*)	Airbus A320	1	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	3	4
MASL Sweden (1) AB (MACQUARIE) (*)	Airbus A320	1	1
MASL Sweden (2) AB (MACQUARIE) (*)	Airbus A320	1	1
MASL Sweden (7) AB (MACQUARIE) (*)	Airbus A320	1	1
MASL Sweden (8) AB (MACQUARIE) (*)	Airbus A320	1	1
MCAP Europe Limited - Mitsubishi (WTC)	Boeing 737	1	1
Orix Aviation Systems Limited	Airbus A320	3	3
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
RBS Aerospace Limited (*)	Airbus A320	6	6
SKY HIGH V LEASING COMPANY LIMITED (*)	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	3	—
Sky High XXV Leasing Company Limited	Airbus A320	2	—
Sunflower Aircraft Leasing Limited - AerCap	Airbus A320	2	2
Volito Aviation August 2007 AB (*)	Airbus A320	2	2
Volito Aviation November 2006 AB (*)	Airbus A320	2	2
Volito Brasilien AB (*)	Airbus A319	1	1
Volito November 2006 AB (*)	Airbus A320	2	2
Wells Fargo Bank North National Association (ACG) (*)	Airbus A319	1	1
Wells Fargo Bank North National Association (ACG) (*)	Airbus A320	2	2
Wells Fargo Bank North National Association (BAKER & SPICE) (*)	Airbus A320	—	1
Wells Fargo Bank North National Association (BOC) (*)	Airbus A319	3	3
Wells Fargo Bank North National Association (BOC) (*)	Airbus A320	—	2
Wells Fargo Bank Northwest N.A (AVOLON) (*)	Airbus A320	4	4
Wells Fargo Bank Northwest National Association (ACG) (*)	Airbus A320	2	2
Wells Fargo Bank Northwest National Association (AerCap) (*)	Airbus A330	10	—
Wells Fargo Bank Northwest National Association (BBAM)	Boeing 777	1	—
Wells Fargo Bank Northwest National Association (BBAM)	Boeing 787	1	—
Wells Fargo Bank Northwest National Association (BOC) (*)	Airbus A320	1	1
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 767	4	4
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 777	2	2
Wilmington Trust Company (ILFC) (*)	Airbus A319	1	1
Yamasa Singapore Pte. Ltd.	Airbus A340	1	—
Zipdell Limited (BBAM) (*)	Airbus A320	1	1

Total		128	123

(*)	The composition of the fleet as operating leases at December 31, 2013, incorporates the effects of business combinations with TAM S.A. and Subsidiaries.

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$
No later than one year	475,762	380,713
Between one and five years	1,101,741	852,659
Over five years	335,019	235,658

Total	1,912,522	1,469,030

The minimum lease payments charged to income are the following:

	For the periods ended
		December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Minimum operating lease payments	441,077	310,496	168,369

Total	441,077	310,496	168,369

In September 2011, the Company signed a contract to establish the early departure of three Boeing 737-700. The return of these three aircraft was completed during the second quarter of 2012.

During the second quarter of 2012, added three Airbus A320-200 aircraft leased for a period of 8 years. During the third quarter of 2012, it the Company added two Airbus A320-200 aircraft, leased for periods of six and eight years. In addition, two Boeing 767-300 aircraft and two Airbus A320-200 were returned given the end of the lease contract. During the fourth quarter of 2012, were returned four Airbus A320-200 on lease term.

In the first quarter of 2013, it returned an Airbus A320-200, while during the second quarter of 2013 two Airbus A319-100, one Airbus A320-200 and one Bombardier Dhc8-200 were returned as their leasing contracts had ended. During June 2013 the contracts system applied to ten Airbus A330-200 aircraft was changed from financial leasing to operative leasing, with each aircraft being leased for a period of forty months. During the third quarter of 2013, two Airbus A320-200 aircraft was leased for a period of 8 years each, one Boeing 787 aircraft was leased for a period of 12 years and two Boeing 777 aircraft were leased for a period of 5 years each. Moreover, one Airbus A320-200, two Boeing 767-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, during July of 2013 two Dhc8-200 aircraft were acquired on leasing. In the fourth quarter of 2013, three Airbus A320-200 aircraft was leased for a period of 8 years each, one Boeing 787 aircraft was leased for a period of 12 years. Moreover, two Airbus A320-200, one Airbus A319-100, one Airbus A340-300, one Boeing 737-700 aircraft and one Bombardier Dhc8-400 aircraft were returned.

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

At December 31, 2013 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
AFS Investments 48 LLC.	Lan Cargo S.A.	Two letter of credit	3,500	Jan 25, 2014
Air Canada	LATAM Airlines Group S.A.	One letter of credit	1,800	Jun 30, 2014
CIT Aerospace International	LATAM Airlines Group S.A.	Two letter of credit	3,240	May 13, 2014
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Three letter of credit	12,134	Dec 4, 2014
GE Capital Aviation Services Limited	Lan Cargo S.A.	Six letter of credit	17,965	Apr 25, 2014
International Lease Finance Corp	LATAM Airlines Group S.A.	Five letter of credit	2,300	Feb 24, 2014
Orix Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2014
PB Leasing Aircraft, No 28 (UK) Limited	LATAM Airlines Group S.A.	One letter of credit	3,265	May 5, 2014
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2014
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2014
Wells Fargo Bank Northwest, National Association	Lan Cargo S.A.	One letter of credit	2,530	Jun 30, 2014
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	Two letter of credit	32,733	Apr 13, 2014
BOC Aviation (USA) Corporation	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Nov 29, 2014
Cit Aerospace International	Tam Linhas Aéreas S.A.	Three letter of credit	15,281	Jan 31, 2014
DVB Group Merchant Bank (Asia) Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Dec 4, 2014
PK Airfinance US, Inc.	Tam Linhas Aéreas S.A.	One letter of credit	1,600	Dec 19, 2014
Royal Bank Of scotland Aerospace	Tam Linhas Aéreas S.A.	Twelve letter of credit	5,360	Feb 20, 2014
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	6,262	Feb 28, 2014
Wells Fargo Bank Northwest, National Association	Tam Linhas Aéreas S.A.	Two letter of credit	6,000	Mar 28, 2014
Wilmington Trust SP Services Ltd.	Tam Linhas Aéreas S.A.	Two letter of credit	11,281	Jan 31, 2014

			147,506

(c) Other commitments

At December 31, 2013 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	2,910	Apr 5, 2014
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	9,750	Dec 20, 2014
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	8,220	Feb 11, 2015
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Jan 1, 2014
Dirección General de Aviación Civil de Chile	LATAM Airlines Group S.A.	Sixty four ticket guarantee	16,917	Mar 31, 2014
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Two insurance policies guarantee	3,755	Apr 7, 2014
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 21, 2014
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letter of credit	1,675	May 31, 2014
Servicio Nacional de Aduanas	LATAM Airlines Group S.A.	Three letter of credit	1,333	Jun 28, 2014
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	18,000	May 20, 2014
Washington International Insurance	LATAM Airlines Group S.A.	Two letter of credit	2,100	Apr 5, 2014
Westpac Banking Corporation	LATAM Airlines Group S.A.	One letter of credit	1,066	Apr 4, 2014
6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A. (Pantanal)	Two insurance policies guarantee	31,728	Jan 4, 2016
8 Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A. (Pantanal)	One insurance policies guarantee	15,389	Apr 12, 2015
Fundação de Proteção e Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,837	May 16, 2016
Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	3,274	Mar 29, 2016
Vara De Execuções Fiscais Estaduais de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	15,395	Apr 16, 2015
União Federal	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,061	Jul 24, 2015

			179,910

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES

(a) Transactions with related parties for the period ended December 31, 2013

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related transactions	Currency	Transaction amount with related parties
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	17
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor Services received Services received	CLP CLP US$	253 (1,186) (1,146)
65.216.000-k	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided Services received	CLP CLP	10 (11)
78.591.370-1	Bethia S.A y filiales	Other related parties	Chile	Investments	Leases as lessor Revenue from services provided Services received Sale of Property plant and equipment (1)	CLP CLP CLP CLP	(6) 2,726 (883) 14,217
79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided Services received Commitments made on behalf of the entity	CLP CLP CLP	17 (142) (84)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	231
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided Leases as lessor	US$ US$	9 (358)
Foreign	Jochmann Paticipacoes Ltda.	Other related parties	Brazil	Transport	Services received	US$	(27)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Revenue from services provided Commitments made on behalf of the entity	BRL BRL	485 (17)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	(499)

On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217. On December 31, 2013, this balance is paid.

(b)	Transactions with related parties for the period ended December 31, 2012

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	Transaction amount with related parties
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	11
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor Services received Services received	CLP CLP US$	411 (1,101) (803)
65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided Services received	CLP CLP	13 (13)
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	Investments	Leases as lessor Revenue from services provided Commitments made on behalf of the entity Services received Sale of Property plant and equipment (1)	CLP CLP CLP CLP CLP	741 897 3 (786) 14,217
79.773.440-3	Transportes San Felipe S.A.	Other related parties	Chile	Transport	Services received	CLP	(279)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisiculture	Revenue from services provided	CLP	243
96.812.280-0	San Alberto S.A. y Filiales	Other related parties	Chile	Investments	Services received	US$	(29)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessee Liabilities settlement on behalf of the entity for the related party	US$ US$	(442) 11
Foreign	Tadef-Transporte Administração e Participação Ltda.	Other related parties	Brazil	Transport	Services received	US$	(18)
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Other related parties	Brazil	Transport	Revenue from services provided Liabilities settlement on behalf of the entity for the related party	BRL BRL	306 3
Foreign	Made In Everywhere Repr. Com. Distr.	Other related parties	Brazil	Transport	Services received	BLR	(211)
Foreign	Prismah Fidelidade S.A	Joint Venture	Brazil	Marketig	Liabilities settlement on behalf of the entity for the related party	BLR	419

(1)	On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217.

(c)	Transactions with related parties for the period ended December 31, 2011

Tax No.	Related party		Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	Amount of transactions
ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Leases as lessor Revenue from services provided	CLP CLP	71 19
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor Services received Services received	CLP CLP US$	122 (652) (594)
78.591.370-1	Bethia S.A . y Filiales (1)	Other related parties	Chile	Investments	Leases as lessor Revenue from services provided Cession granted debt Services received Sale of subsidiaries	CLP CLP CLP CLP CLP	546 1,683 4,461 (456) 53,386
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Revenue from services provided	CLP	199
96.625.340-1	Inversiones Mineras del Cantabrico S.A .	Other related parties	Chile	Investments	Other prepayments received	US$	(811)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessee Other prepayments granted	US$ US$	(412) 811

(1)	On April 6, 2011, Lan Cargo S.A. and Inversiones Lan S.A., subsidiaries of LATAM Airlines Groups S.A. as sellers and Servicios de Transporte Limitada and Inversiones Betmin SpA., subsidiaries of Bethia S.A., as purchasers, entered into a contract of sale related to 100% of the social equity of companies Blue Express INTL Ltda. y Blue Express S.A. The value of the sale of Blue INTL Ltda. and subsidiary was for ThUS$ 53,386.

Operations corresponding to holders of common stock in TAM S.A. and subsidiaries are included following the date of the business combination, on June 22, 2012.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(d) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

		For the periods ended December 31,
	2013	2012	2011
	ThUS$	ThUS$	ThUS$
Remuneration	15,148	15,146	9,696
Management fees	368	653	185
Non-monetary benefits	565	395	665
Short-term benefits	4,056	5,060	5,011
Share-based payments	17,709	1,412	2,084

Total	37,846	22,666	17,641

NOTE 38 – SHARE-BASED PAYMENTS

(a) Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted from the first quarter of 2013 are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1) Compensation plan 2011

At a Special Shareholders Meeting held December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period
30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number of share options
Share options in agreements of share- based payments, as of January 1, 2013	—
Share options granted	4,497,000

Share options in agreements of share- based payments, as of December 31, 2013	4,497,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to December 2013 corresponds to ThUS$ 17,200.

The input data of option pricing model used for share options granted are as follows:

Weighted average share price	Exercise price	Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 23.55	US$ 24.97	61.52%	3.6 years	0%	0.0055

(a.2) Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its affiliates, in conformity with the stipulations established in Article 24 of the Corporations Law. Regard to this compensation plan, not exist yet a defined date for implementation. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period
100%	From November 15, 2017 and until June 11, 2018.

(b)  Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2013, which amounted to 837,733 shares and 1,082,463 shares, respectively.

TAM Linhas Aéreas S.A.

					1st Extraordinary	3nd Extraordinary	4h Extraordinary
Description	1st Grant	2nd Grant	3rd Grant	4th Grant	Grant	Grant	Grant	Total
Date	12-28-2005	11-30-2006	12-14-2007	05-28-2010	09-27-2007	04-01-2010	04-01-2010

Outstanding option number	—	119,401	259,857	228,475	230,000	—	—	837,733

Multiplus S.A.

					1st Extraordinary	2nd Extraordinary	3nd Extraordinary	4nd Extraordinary
Description	1st Grant	2nd Grant	3rd Grant	4th Grant	Grant	Grant	Grant	Grant	Total
Date	10-04-2010	11-08-2010	04-16-2012	10-04-2010	10-04-2010	10-04-2010	04-16-2012	11-20-2013

Outstanding option number	11,289	2,245	166,236	334,207	362,911	—	—	205,575	1,082,463

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

As of December 31, 2013 the acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
TAM Linhas Aéreas S.A.	609,258	228,475
Multiplus S.A.	161,294	921,169

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. The fair value recorded in liabilities at December 31, 2013 is ThUS$ 1,493 and in income ThUS$ 509.

NOTE 39 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate, centralized in Environmental Management. To monitor the company and minimize their impact on the environment is a commitment to the highest level, where continuous improvement and contribute to the solution of the problem of global climate change, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A., is based on the following objectives:

•	Minimize the impact of its operations by using a modern fleet, efficient operational management and continuous incorporation of new technologies.

•	Promote the efficient use of resources and minimization of waste in all processes.

•	Manage responsibly our carbon footprint by measuring, monitoring and reducing emissions.

•	Promote the development and use of alternative energy more efficient and less environmental impact.

•	Encourage sustainable tourism as a pillar for the development of the region.

For 2013, we have established three priority areas of work to develop:

1.	Implementing an Environmental Management System;

2.	Management Carbon Footprint by measuring, verification and compensation of our emissions;

3.	Promoting biofuels market development in the region.

Similarly, during 2013, activities were conducted in the following initiatives:

•	The environmental management of LATAM was an important part again for maintain recognition as industry leaders in the subgroup of Emerging Markets of Dow Jones Sustainability Index.

•	The environmental management of LATAM was recognized by the Carbon Disclosure Project obtaining a classification B80, the highest in Chile and one of the highest in the region.

•	Implementation of an Environmental Management System for LAN Airlines and LAN Cargo, and specific to the offices of Miami, USA and Quito, Ecuador;

•	The corporation’s carbon footprint was externally measured and verified.

•	Review the environmental standards demanded at ours suppliers.

•	A biofuel study was conducted, including application potential, costs, and benefits.

•	Active participation in the project Renewable Bio Chile.

•	The first commercial flight with biofuel in Colombia was conducted.

•	Spearheaded global discussion on how to regulate CO2 emissions from the international aviation industry, to achieve the commitment of IATA and ICAO respect to advance in a carbon-neutral growth from 2020.

•	Compliance was made with European regulations on CO2 emissions, providing compensation to offset flights within the EU during 2012, corresponding to US$ 32,000.

•	Energy efficiency projects were implemented in our operations.

The total amount of the Environmental Division expenses for 2013 is US$ 427,704 (US$526,074 during 2012).

NOTE 40 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(a) Term capital increase placement 2013

On January 10, 2014 were placed by the procedure of Auction Orders Book, according to the provisions of Section 2.4A of the Operations Manual in Shares by Stock Exchange Santiago, Stock Exchange, and the 10,314,872 cash shares that were not subscribed within the period of first refusal ended December 19, 2013. The placement price was US$ 15.17, the exchange rate observed dollar published by the Central Bank of Chile in force for Monday January 9, 2014 , equivalent to $8,072.60 , having raised therefore the equivalent today US$ 156.5 million, approximately . Thus concluded the process of placing 100 % of 62,000,000 shares for payment of first issue (not include Employee Compensation Plan for the Company and its subsidiaries ) to be placed by the Company under the capital increase approved by the Extraordinary Shareholders’ Meeting held on LATAM June 11, 2013 , total revenues of US$ 940.5 million having been achieved.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2013, have been approved by Management on April 30, 2014.

NOTE 41 - CONSOLIDATION SCHEDULE

In accordance with SEC rule SX 3-10 the Company is presenting consolidation schedules as Senior Notes issued by TAM Capital (issuer), a 100% subsidiary of TAM S.A., in 2007 are fully and unconditionally guaranteed by TAM S.A (guarantor) and by TAM Linhas Aéreas (guarantor) which is also a 100% subsidiary of TAM S.A. The consolidation schedules separately present the financial information for LATAM Airlines Group S.A. (parent company), TAM S.A. (guarantor), TAM Linhas Aéreas S.A. (guarantor) and other consolidated subsidiaries of LATAM Airlines Group S.A. (non-guarantors).

The comparative consolidation schedules have been revised as a result of modifications made to the fair values calculated in the business combination with TAM S.A. and Subsidiaries, during the measurement period in accordance with IFRS 3, and correction of non- significant errors originated before the date of acquisition within TAM S.A. (Note 18.2.(c)).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	1,368,719	108	88	122,104	325,719	168,165	1,984,903
Other financial assets	106,020	2,179	—	198,268	1,283,402	(879,925)	709,944
Other non-financial assets	48,556	189	—	165,578	54,547	66,747	335,617
Trade and other accounts receivable	437,232	6,468	—	859,524	357,886	(28,016)	1,633,094
Accounts receivable from related entities	301,283	1,708	—	237,480	1,112,530	(1,652,373)	628
Inventories	124,877	—	—	97,885	8,266	—	231,028
Tax assets	14,017	13,989	—	60,013	77,512	(83,641)	81,890

Total current assets other than non-current assets (or disposal groups) classified as held for sale	2,400,704	24,641	88	1,740,852	3,219,862	(2,409,043)	4,977,104

Non-current assets and disposal groups held for sale	16	—	—	1,772	657	—	2,445

Total current assets	2,400,720	24,641	88	1,742,624	3,220,519	(2,409,043)	4,979,549

Non-current assets
Other financial assets	15,533	—	—	45,559	4,197	—	65,289
Other non-financial assets	70,574	477	—	147,837	6,714	46,674	272,276
Accounts receivable	5,510	—	—	5,863	89,402	—	100,775
Accounts receivable from related parties	336,204	78	388,871	113,631	1,646,732	(2,485,516)	—
Equity accounted investments	1,324,427	411,955	—	327,043	595,829	(2,652,658)	6,596
Intangible assets other than goodwill	91,124	16,333	—	1,439,241	493,282	53,328	2,093,308
Goodwill	3,602,159	53,328	—	—	122,571	(50,453)	3,727,605
Property, plant and equipment	7,599,227	44	—	2,661,177	629,873	92,465	10,982,786
Current tax assets, long term portion	—	—	—	—	46,367	(46,367)	—
Deferred tax assets	—	34,074	—	421,554	140,030	(192,696)	402,962

Total non-current assets	13,044,758	516,289	388,871	5,161,905	3,774,997	(5,235,223)	17,651,597

Total assets	15,445,478	540,930	388,959	6,904,529	6,995,516	(7,644,266)	22,631,146

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,101,396	—	3,318	819,320	115,753	—	2,039,787
Trade and other accounts payable	319,004	3,898	—	724,311	546,130	(35,607)	1,557,736
Accounts payable to related parties	387,543	305	—	289,053	974,140	(1,650,536)	505
Other provisions	6,807	—	—	19,664	1,385	—	27,856
Tax liabilities	3,939	6,680	—	52,402	31,559	(82,997)	11,583
Other non-financial liabilities	1,249,124	369	—	894,099	673,173	54,875	2,871,640

Total current liabilities	3,067,813	11,252	3,318	2,798,849	2,342,140	(1,714,265)	6,509,107

Non-current liabilities
Other financial liabilities	5,039,852	—	298,422	1,408,863	1,112,848	—	7,859,985
Accounts payable	46,647	—	—	816,898	81,089	(21,747)	922,887
Accounts payable to related parties	1,306,254	85,202	57,608	294,758	743,271	(2,487,093)	—
Provision for losses on investments	246,981	—	—	—	21,414	(268,359)	36
Other provisions	15,529	123	—	1,017,362	89,197	—	1,122,211
Deferred tax liabilities	471,308	16,333	—	205,397	230,911	(156,721)	767,228
Employee benefits	12,273	—	—	—	15,276	18,117	45,666
Other non-financial liabilities	—	—	—	77,317	250	—	77,567

Total non-current liabilities	7,138,844	101,658	356,030	3,820,595	2,294,256	(2,915,803)	10,795,580

Total liabilities	10,206,657	112,910	359,348	6,619,444	4,636,396	(4,630,068)	17,304,687
Equity
Share capital	2,389,384	1,901,275	185,228	1,979,282	1,458,941	(5,524,726)	2,389,384
Retained earnings	795,303	(2,019,778)	(155,617)	(1,836,203)	120,241	3,891,357	795,303
Share premium	—	31,993	—	—	432,880	(464,873)	—
Treasury shares	(178)	—	—	—	—	—	(178)
Other reserves	2,054,312	514,530	—	142,006	347,058	(1,003,594)	2,054,312

Parent’s ownership interest	5,238,821	428,020	29,611	285,085	2,359,120	(3,101,836)	5,238,821
Non-controlling interest	—	—	—	—	—	87,638	87,638

Total non-current liabilities	5,238,821	428,020	29,611	285,085	2,359,120	(3,014,198)	5,326,459

Total liabilities	15,445,478	540,930	388,959	6,904,529	6,995,516	(7,644,266)	22,631,146

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	231,930	69	3,797	166,755	169,686	78,026	650,263
Other financial assets	77,796	2,588	—	115,966	963,537	(523,344)	636,543
Other non-financial assets	37,245	206	—	136,009	51,750	59,194	284,404
Trade and other accounts receivable	400,057	7,411	—	635,391	382,123	(7,451)	1,417,531
Accounts receivable from related entities	227,465	—	—	52,640	677,723	(942,641)	15,187
Inventories	93,788	—	—	72,635	10,395	—	176,818
Tax assets	16,698	19,786	—	82,383	41,964	(65,046)	95,785

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,084,979	30,060	3,797	1,261,779	2,297,178	(1,401,262)	3,276,531

Non-current assets and disposal groups held for sale	35,874	—	—	1,155	10,626	—	47,655

Total current assets	1,120,853	30,060	3,797	1,262,934	2,307,804	(1,401,262)	3,324,186

Non-current assets
Other financial assets	15,499	—	—	30,860	33,771	(6,035)	74,095
Other non-financial assets	59,756	445	—	199,666	2,219	45,901	307,987
Accounts receivable	16,485	—	—	5,989	28,138	—	50,612
Accounts receivable from related parties	122,219	89	141,667	73,044	1,169,225	(1,506,244)	—
Equity accounted investments	1,258,347	116,713	—	54,677	356,969	(1,782,949)	3,757
Intangible assets other than goodwill	83,036	—	—	1,663,841	635,522	—	2,382,399
Goodwill	4,078,562	—	—	—	134,598	—	4,213,160
Property, plant and equipment	6,560,859	57	—	4,109,712	1,136,448	—	11,807,076
Current tax assets, long term portion	—	—	—	—	45,900	(45,900)	—
Deferred tax assets	—	36,639	—	466,384	129,372	(469,328)	163,067

Total non-current assets	12,194,763	153,943	141,667	6,604,173	3,672,162	(3,764,555)	19,002,153

Total assets	13,315,616	184,003	145,464	7,867,107	5,979,966	(5,165,817)	22,326,339

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	746,536	—	3,318	1,096,140	199,499	1,837	2,047,330
Trade and other accounts payable	288,068	2,689	—	785,817	613,437	(21)	1,689,990
Accounts payable to related parties	221,788	690	—	48,619	670,238	(941,061)	274
Other provisions	6,814	—	—	52,175	585	—	59,574
Tax liabilities	2,209	8,222	—	44,970	26,484	(67,373)	14,512
Other non-financial liabilities	989,923	424	—	813,563	627,832	54,145	2,485,887

Total current liabilities	2,255,338	12,025	3,318	2,841,284	2,138,075	(952,473)	6,297,567

Non-current liabilities
Other financial liabilities	3,755,622	—	297,746	2,214,639	1,432,688	(1,838)	7,698,857
Accounts payable	40,680	—	—	831,470	213,451	—	1,085,601
Accounts payable to related parties	345,790	—	—	803,970	344,255	(1,494,015)	—
Provision for losses on investments	1,347,639	1,166,989	—	315,032	11,294	(2,840,954)	—
Other provisions	15,320	140	—	1,215,256	76,156	—	1,306,872
Deferred tax liabilities	437,399	—	—	341,871	269,400	(469,331)	579,339
Employee benefits	5,777	—	—	19,729	12,589	—	38,095
Other non-financial liabilities	—	—	—	99,022	301	—	99,323

Total non-current liabilities	5,948,227	1,167,129	297,746	5,840,989	2,360,134	(4,806,138)	10,808,087

Total liabilities	8,203,565	1,179,154	301,064	8,682,273	4,498,209	(5,758,611)	17,105,654
Equity
Share capital	1,501,018	406,542	43	493,821	735,302	(1,635,708)	1,501,018
Retained earnings	1,076,136	(1,750,126)	(155,643)	(1,778,337)	78,480	3,605,626	1,076,136
Share premium	—	36,676	—	—	299,692	(336,368)	—
Treasury shares	(203)	—	—	—	—	—	(203)
Other reserves	2,535,100	311,757	—	469,350	368,283	(1,149,390)	2,535,100

Parent’s ownership interest	5,112,051	(995,151)	(155,600)	(815,166)	1,481,757	484,160	5,112,051
Non-controlling interest	—	—	—	—	—	108,634	108,634

Total non-current liabilities	5,112,051	(995,151)	(155,600)	(815,166)	1,481,757	592,794	5,220,685

Total liabilities	13,315,616	184,003	145,464	7,867,107	5,979,966	(5,165,817)	22,326,339

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$
Revenue	3.293.992	—	—	6.608.718	3.853.047	(831.220)	12.924.537
Cost of sales	(2.945.869)	(3.957)	—	(5.370.821)	(3.493.775)	1.760.258	(10.054.164)

Gross margin	348.123	(3.957)	—	1.237.897	359.272	929.038	2.870.373

Other income	900.146	—	—	41.769	1.249.990	(1.850.340)	341.565
Distribution costs	(328.116)	—	—	(438.251)	(389.931)	130.402	(1.025.896)
Administrative expenses	(297.140)	(19.015)	—	(605.346)	(917.953)	703.339	(1.136.115)
Other expenses	(173.866)	(7.634)	(27)	(93.314)	(142.092)	8.230	(408.703)
Other gains/(losses)	(42.122)	(1.216)	—	(180.872)	(21.810)	190.610	(55.410)

Gains (losses) from operating activities	407.025	(31.822)	(27)	(38.117)	137.476	111.279	585.814

Financial income	1.966	1.668	7.150	38.284	91.106	(67.346)	72.828
Financial costs	(243.084)	(449)	(23.409)	(142.500)	(118.613)	65.531	(462.524)
Equity accounted investments	(358.929)	(430.613)	—	48.226	—	741.316	—
Revenue and losses from associated companies	(8.229)	—	—	—	(3.599)	13.782	1.954
Exchange differences	(56.159)	88	(5.006)	(421.117)	19	1	(482.174)
Resut for readjustable units	21	—	—	—	193	—	214

Income before taxes	(257.389)	(461.128)	(21.292)	(515.224)	106.582	864.563	(283.888)
Income tax expense	(23.725)	2.689	—	105.903	(35.786)	(29.012)	20.069

NET INCOME FOR THE PERIOD	(281.114)	(458.439)	(21.292)	(409.321)	70.796	835.551	(263.819)
Income attributable to owners of the parent	(281.114)	(458.439)	(21.292)	(409.321)	53.461	835.591	(281.114)
Income attributable to non-controlling	—	—	—	—	17.335	(40)	17.295

NET INCOME	(281.114)	(458.439)	(21.292)	(409.321)	70.796	835.551	(263.819)

Total comprehensive income	(768.457)	(446.447)	(21.292)	(398.419)	(14.050)	863.809	(784.856)

Comprehensive income attributable to owners of the parent	(768.457)	(446.447)	(21.292)	(398.419)	2.309	863.849	(768.457)
Comprehensive income attributable to non-controlling interest		—	—	—	(16.359)	(40)	(16.399)

Total comprehensive income	(768.457)	(446.447)	(21.292)	(398.419)	(14.050)	863.809	(784.856)

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$
Revenue	3.209.219	—	—	3.539.002	3.592.188	(630.037)	9.710.372
Cost of sales	(2.767.417)	14	—	(2.967.003)	(3.138.077)	1.238.030	(7.634.453)

Gross margin	441.802	14	—	571.999	454.111	607.993	2.075.919

Other income	654.901	—	—	18.560	621.300	(1.074.605)	220.156
Distribution costs	(345.730)	—	—	(221.468)	(338.137)	101.716	(803.619)
Administrative expenses	(266.781)	(26.300)	—	(412.278)	(595.504)	412.209	(888.654)
Other expenses	(85.788)	(1.095)	(3)	(46.967)	(126.532)	(51.368)	(311.753)
Other gains/(losses)	(27.026)	9	—	9 .938	(32.713)	3 .961	(45.831)

Gains (losses) from operating activities	371.378	(27.372)	(3)	(80.216)	(17.475)	(94)	246.218

Financial income	16.144	1.939	510	34.977	34.258	(10.339)	77.489
Financial costs	(128.586)	(245)	(11.401)	(88.609)	(76 .522)	10.765	(294.598)
Equity accounted investments	(177.545)	(67.312)	—	22 .719	—	222 .138	—
Revenue and losses from associated companies	972	—	—	—	—	—	972
Exchange differences	11.233	—	(1.259)	50 .671	6 .040	—	66.685
Resut for readjustable units	15	—	—	—	294	(331)	(22)

Income before taxes	93.611	(92.990)	(12.153)	(60.458)	(53 .405)	222.045	96.744
Income tax expense	(112.687)	17.796	—	5.299	(12.794)	—	(102.386)

NET INCOME FOR THE PERIOD	(19.076)	(75.194)	(12.153)	(55.159)	(66.199)	222.045	(5.642)
Income attributable to owners of the parent	(19.076)	(75.194)	(12.153)	(55.159)	(79.633)	222 .139	(19.076)
Income attributable to non – controlling	—	—	—	—	13 .434	—	13.434

NET INCOME	(19.076)	(75.194)	(12.153)	(55.159)	(66.199)	222.139	(5.642)

Total comprehensive income	(2.359)	(87.172)	(12.154)	(61.166)	(68.590)	237.102	5.661

Comprehensive income attributable to owners of the parent	(2.359)	(87.172)	(12.154)	(61.166)	(76.610)	237.102	(2.359)
Comprehensive income attributable to non- controlling interest	—	—	—	—	8 .020	—	8.020

Total comprehensive income	(2.359)	(87.172)	(12.154)	(61.166)	(68.590)	237.102	5.661

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$	As of December 31, 2013 ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,975,782	—	—	6,242,979	6,031,715	(4,844,201)	13,406,275
Other receipts from operating activities	12,067	—	—	—	2,918	(10,347)	4,638
Payments to suppliers for the supply of goods and services	(4,291,945)	(20,795)	(377)	(4,664,071)	(4,417,013)	3,823,478	(9,570,723)
Payments to and on behalf of employees	(423,688)	(1,332)	—	(1,572,939)	(1,340,071)	932,715	(2,405,315)
Other payments for operating activities	—	—	—	—	(64,025)	32,810	(31,215)
Dividends paid	—	—	—	—	(800)	800	—
Dividends received	—	70 ,950	—	—	—	(70,950)	—
Interest paid	—	—	(19,950)	—	—	19,950	—
Interest received	8,621	—	—	52,878	83,964	(134,153)	11,310
Income taxes refunded (paid)	(11,558)	4,256	—	40,393	(94,185)	(21,939)	(83,033)
Other inflows (outflows) of cash	38,011	(7,539)	(27)	(24,540)	16,575	54,281	76,761

Net cash flows from operating activities	1,307,290	45,540	(20,354)	74,700	219,078	(217,556)	1,408,698

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	200	(200)	—
Cash flows used to obtain control of subsidiaries or other businesses	(1,650,000)	(1,644,953)	—	(616,911)	(182,531)	4,088,878	(5,517)
Cash flows used in the purchase of non-controlling	—	—	—	—	—	(497)	(497)
Other cash receipts from sales of equity or debt instruments of other entities	—	409	—	(208,776)	(51,409)	530,261	270,485
Other payments to acquire equity or debt instruments of other entities	—	—	—	(29,101)	(93,526)	(318,174)	(440,801)
Loans to related parties	(288,957)	—	(218,026)	—	(86,282)	593,265	—
Proceeds from sale of property, plant and equipment	6,281	—	—	—	189,445	29,470	225,196
Purchases of property, plant and equipment	(1,523,440)	—	—	(68,471)	109,632	100,493	(1,381,786)
Amounts raised from sale of intangible assets	(12,539)	—	—	(20,529)	(14,021)	3,605	(43,484)
Proceeds from other long-term assets	—	—	—	—	14,999	7,145	22,144
Other cash receipts from related parties	—	—	—	(269,622)	30,260	239,362	—
Income taxes refunded (paid)	—	—	—	—	(77,902)	77,902	—
Other inflows (outflows) of cash	—	—	—	61,188	18,435	(4,175)	75,448

Net cash flows from investing activities	(3,468,655)	(1,644,544)	(218,026)	(1,152,222)	(142,700)	5,347,335	(1,278,812)

Cash flows from (used in) financing activities
Proceeds from issue of shares	888,570	1,650,000	185,190	1,577,613	182,897	(3,595,321)	888,949
Payments to acquire or redeem the entity’s shares	—	(900)	—	—	(200)	1,100	—
Proceeds from term loans	1,924,260	—	—	114,768	65,815	(61,325)	2,043,518
Proceeds from short term loans	963,800	—	—	145,285	51,984	(59 ,910)	1,101,159
Loans from related parties	1,134,875	—	—	—	315,183	(1,450,058)	—
Repayment of loans	(1,223,409)	—	—	(330,584)	(332,092)	(65,928)	(1,952,013)
Payments of finance lease liabilities	(83,088)	—	—	(281,648)	(41,234)	(17,135)	(423,105)
Repayment of loans to related parties	(87,679)	—	54,594	—	(21,874)	54,959	—
Dividends Paid	(3,288)	—	—	—	(1,053)	(25,353)	(29,694)
Interest paid	(164,186)	—	(2,294)	(329,617)	(116,762)	251,853	(361,006)
Other inflows (outflows) of cash	(51,701)	—	—	—	(59,400)	49,088	(62,013)

Net cash flows from (used in) financing activities	3,298,154	1,649,100	237,490	895,817	43,264	(4,918,030)	1,205,795

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	1,136,789	50,096	(890)	(181,705)	119,642	211,749	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents	—	(50,061)	(2,819)	137,052	50,398	(135,607)	(1,041)

Net increase (decrease) in cash and cash equivalents	1,136,789	35	(3,709)	(44,653)	170,040	76,142	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	231,930	73	3,797	166,755	169,675	78,037	650,263

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,368,719	108	88	122,102	339,715	154,179	1,984 ,903

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company and guarantor)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012 ThUS$	As o f December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$	As of December 31, 2012 ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,104,044	—	—	3,820,407	5,145,942	(3,811,920)	10,258,473
Other receipts from operating activities	60,484	—	—	—	7,615	(10,336)	57,763
Payments to suppliers for the supply of goods and services	(3,998,995)	(53,113)	—	(2,517,274)	(4,389,390)	3,804,907	(7,153,865)
Payments to and on behalf of employees	(407,991)	(5,720)	—	(798,466)	(726,623)	31	(1,938,769)
Other payments for operating activities	—	—	—	—	(29,732)	10,407	(19,325)
Interest paid	(2,371)	—	(10,969)	—	(907)	14,247	—
Interest received	11,772	1,953	—	6,812	25,856	6,593	52,986
Income taxes refunded (paid)	(3,641)	2,360	—	61,564	(46,268)	(17,033)	(3,018)
Other inflows (outflows) of cash	19,823	7,171	(4)	(76,384)	(17,303)	16,264	(50,433)

Net cash flows from operating activities	783,125	(47,349)	(10,973)	496,659	(30,810)	13,160	1,203,812

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	400	(400)	—
Cash flows used to obtain control of subsidiaries or other businesses	—	—	—	—	(176,238)	173,015	(3,223)
Cash flows used in the purchase of non-controlling	—	—	—	—	(89)	89
Other cash receipts from sales of equity or debt instruments of other entities	30,928	153,179	—	132,738	69,533	1	386,379
Loans to related parties	(234,535)	—	—	(55,000)	(50,701)	340,236	—
Proceeds from sale of property, plant and equipment	29,134	—	—	23,035	21,237	24	73,429
Purchases of property, plant and equipment	(2,310,381)	(2,916)	—	(97,905)	16,081	5,757	(2,389,364)
Purchases of intangible assets	(25,275)	—	—	(22,034)	(11,857)	—	(59,166)
Proceeds from other long-term assets	13,940	—	—	—	24,095	—	38,035
Cash receipts from futures contracts, forward, options and swap	—	—	—	606	—	(606)	—
Proceeds from related parties	65,969	—	—	—	33,611	(99,580)	—
Dividends received	34,848	114,433	—	—	8,742	(157,672)	351
Interest received	6,031	—	—	—	20,368	(26,399)	—
Other inflows (outflows) of cash	—	—	—	(69,761)	507	96,397	27,143

Net cash flows from investing activities	(2,389,341)	264,696	—	(88,321)	(44,311)	330,862	(1,926,416)
Cash flows from (used in) financing activities
Proceeds from issue of shares	79,212	—	—	—	192,406	(188,106)	83,512
Proceeds from issuance of other equity instruments	—	—	—	—	—	—	—
Payments to acquire or redeem the entity’s shares	(203)	(167,589)	—	—	(11,900)	179,489	(203)
Payments for other equity interests	—	(54,808)	—	—	—	54,808	—
Proceeds from term loans	2,044,463	—	—	—	141,200	—	2,185,663
Proceeds from short term loans	152,000	—	—	—	—	—	152,000
Loans from related parties	55,000	—	—	18,930	256,867	(330,797)	—
Repayment of loans	(260,737)	—	—	(38,749)	(239,846)	—	(539,332)
Payments of finance lease liabilities	(58,177)	—	—	(194,634)	(40,120)	—	(292,931)
Repayment of loans to related parties	(30,925)	—	—	—	(68,654)	99,579	—
Proceeds from government grants	—	—	—	—	—	—	—
Dividends Paid	(103,503)	—	—	(60,720)	(118,266)	157,662	(124,827)
Interest paid	(102,005)	—	—	(53,224)	(69,798)	(2,580)	(227,607)
Income taxes refunded (paid)	—	—	—	—	—	—	—
Other inflows (outflows) of cash	(181,985)	—	—	44,778	(32,739)	(61,133)	(231,079)

Net cash flows from (used in) financing activities	1,593,140	(222,397)	—	(283,619)	9,150	(91,078)	1,005,196

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(13,076)	(5,050)	(10,973)	124,719	(65,971)	252,944	282,592
Effects of variation in the exchange rate on cash and cash equivalents	—	750	198	(18,507)	18,000	(7,173)	(6,736)

Net increase (decrease) in cash and cash equivalents	(13,076)	(4,300)	(10,775)	106,212	(47,971)	245,771	275,856
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	245,006	4,369	14,572	60,543	217,657	(167,740)	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	231,930	69	3,797	166,755	169,686	78,031	650,263

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Latam Airlines Group S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers

Santiago, Chile

April 30, 2014

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2014	LATAM Airlines Group S.A.
	By	/s/ Andrés Osorio Hermansen
	Name:	Andrés Osorio Hermansen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7*	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.5.3*	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Digital Services Agreement, dated December 17, 2010 between the Company and GE Engine Services, LLC (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Used PW6122A Five Engine Purchase Agreement, dated July 21, 2011, between the Company and Pratt & Whitney Engine Leasing, LLC (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Promise to Sell dated as of January 25, 2011, among LAN Cargo S.A., InversionesLAN S.A. and Bethia S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.18	Assignment of Social Rights, dated as of April 6, 2011, between LAN Cargo S.A., InversionesLAN S.A., Servicios de TrasportesLimitada and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

4.19	Share Purchase Agreement, dated as of April 6, 2011, between LAN Cargo S.A. and InversionesBetminSpA (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012).

Exhibit No.	Description

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.30	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.31	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.32.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.33	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.34	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.35	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.36*	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.37*	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.