Form 20-F
period 2014-12-31
LATAM AIRLINES GROUP S.A.
filed 2015-04-01
CIK 1047716

As filed with the Securities and Exchange Commission on April 1, 2015

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 545,558,101.

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

In this annual report on Form 20-F, unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated subsidiaries: Transporte Aéreo S.A. (which does business under the name “LAN Express”), LAN Perú S.A. (“LAN Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”), TAM S.A. (“TAM”), LAN Cargo S.A. (“LAN Cargo”) and its respective regional affiliates: Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (which does business under the name of “TAM Cargo” and/or “ABSA”) in Brazil, as well as Multiplus S.A. (“Multiplus”). All references to “Chile” are references to the Republic of Chile.

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

Throughout this annual report on Form 20-F we make numerous references to “LAN”. Some references to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A. and its consolidated subsidiaries, in connection with circumstances and facts occurring prior to June 22, 2012. Other references to “LAN”, however, are to the LAN brand which was launched in 2004 and brings together, under one internationally recognized name, all of the affiliate brands such as LAN Chile, LAN Peru, LAN Argentina, LAN Colombia, LAN Ecuador and LAN Cargo.

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated subsidiaries, including TAM Linhas Aereas S.A., the operating entity, Multiplus S.A. (“Multiplus”), Pantanal Linhas Aéreas S.A. (“Pantanal”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”), and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “reais,” “Brazilian reais,” or “R$” are to Brazilian reais, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2014, which was Ch$607.38 = US$1.00. The observed exchange rate on March 24, 2015, was Ch$627.00= US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the “dólar observado” or “observed” exchange rate published by Banco Central do Brasil (which we refer to as the Central Bank of Brazil) on December 31, 2014, which was R$2.656 = US$1.00. The observed exchange rate on March 24, 2015, was R$3.130 =US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos nor Brazilian reais. See “Item 3. Key Information—Selected Financial Data—Chilean Peso Exchange Rates” and “Item 3. Key Information—Selected Financial Data—Brazilian Exchange Rates.”

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

LATAM’s audited consolidated financial statements for the periods ended December 31, 2010, 2011, 2012, 2013 and 2014 were prepared in accordance with IFRS.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3—Key Information—Risk Factors”;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, Brazil other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Brazilian, Latin American and world economies and their impact on the airline industry;

•	the effects of competition;

•	future terrorist incidents or related activities affecting the airline industry;

•	future outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs, and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

“available seat kilometers equivalent” or “ASK equivalent”	The number of seats made available for sale plus the quotient of cargo ATKs divided by 0.095, all multiplied by the kilometers flown.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The number of passengers multiplied by the number of kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by system RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI leases”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease.”

“Airbus A320-Family Aircraft”	The Airbus A318, Airbus A319, Airbus A320 and Airbus A321 models of aircraft.

“block hours”	The elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“m²”	square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses”, as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance, and other operating expenses.

“MiSchDynamicDT” “Diio Mi”	Market Intelligence Schedule Dynamic Table. Data In Intelligence Out Market Intelligence.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2014, 2013, 2012, 2011 and 2010 has been prepared in accordance with IFRS(*). On June 22, 2012, LATAM Airlines Group was formed through the combination of LAN and TAM. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM Airlines Group. Financial statements for LATAM fully consolidate TAM’s results since June 23, 2012.

LATAM’s Annual Financial Information

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in US$ millions, except per share and capital stock data)
The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	10,380.1	11,061.6	7,966.8	4,008.9	3,109.8
Cargo	1,713.4	1,863.0	1,743.5	1,576.5	1,280.7

Total operating revenues	12,093.5	12,924.5	9,710.4	5,585.4	4,390.5
Cost of sales	(9,624.5)	(10,054.2)	(7,634.5)	(4,078.6)	(3,012.7)

Gross margin	2,469.0	2,870.4	2,075.9	1,506.8	1,377.8
Other operating income(3)	377.6	341.6	220.2	132.8	132.8
Distribution costs	(957.1)	(1,025.9)	(803.6)	(479.8)	(383.5)
Administrative expenses	(980.7)	(1,136.1)	(888.7)	(405.7)	(331.8)
Other expenses	(401.0)	(408.7)	(311.8)	(214.4)	(172.4)
Other gains/(losses)	33.5	(55.4)	(45.8)	(33.0)	5.4
Financial income	90.5	72.8	77.5	14.5	14.9
Financial costs	(430.0)	(462.5)	(294.6)	(139.1)	(155.3)
Equity accounted earnings	(6.5)	2.0	1.0	0.5	0.1
Exchange rate differences	(130.2)	(482.2)	66.7	(0.3)	13.8
Result of indexation units	0	0.2	0	0.1	0.1

Income (loss)before income taxes	65.2	(283.9)	96.7	382.4	502.0
Income (loss) tax expense/benefit	(292.4)	20.1	(102.4)	(61.8)	(81.1)

Net (loss) income for the period	(227,2)	(263.8)	(5.6)	320.6	420.9
Income (loss) attributable to the parent company’s equity holders	(260,0)	(281.1)	19.1	320.2	419.7
Income (loss) attributable to non-controlling interests	32,8	17.3	13.4	0.4	1.2

Net income (loss) for the year	(227.2)	(263.8)	(5.6)	320.6	420.9
Earnings per share
Average number of Shares	545,547,819	487,930,977	412,267,624	339,424,598	338,790,909
Basic earnings (loss) per share (US$)	(0.47656)	(0.57613)	(0.0463)	0.94335	1.23882
Diluted earnings (loss) per share(US$)	(0,47656)	(0.57613)	(0.0463)	0.9426	1.23534

	At December 31,
	2014	2013	2012	2011	2010
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	989.4	1,984.9	650.3	374.4	631.1
Other current assets in operation	2,644.1	2,992.2	2,626.2	964.3	896.5
Non-current assets and disposal groups held for sale	1.1	2.4	47.7	4.7	5.5

Total current assets	3,634.6	4,979.5	3,324.2	1,343.4	1,533.1
Property and equipment	10,773.1	10,982.8	11,807.1	5,928.0	4,948.4
Other non-current assets	6,076.7	6,668.8	7,195.0	377.3	304.4

Total non-current assets	16,849.8	17,651.6	19,002.1	6,305.3	5,252.8

Total assets	20,484.4	22,631.1	22,326.3	7,648.7	6,785.9
Total current liabilities	5,829.7	6,509.1	6,297.5	2,322.1	2,144.0
Total non-current liabilities	10,151.0	10,795.6	10,808.1	3,869.2	3,341.8

Total liabilities	15,980.7	17,304.7	17,105.6	6,191.3	5,485.8
Issued Capital	2,545.7	2,389.4	1,501.0	473.9	453.4
Net equity attributable to the parent company’s equity holders	4,401.9	5,238.8	5,112.1	1,445.3	1,296.8
Non-controlling interest	101,8	87.6	108.6	12.0	3.2

Total net equity	4,503.7	5,326.5	5,220.7	1,457.4	1,300.1
Shares Outstanding	545,558,101	535,243,229	479,107,860	340,319,431	338,790,999

(1)	For more information on the subsidiaries included in this consolidated information, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, and other miscellaneous income, and for the years ended December 31, 2012, 2013 and 2014, For more information, see Note 27 to our audited consolidated financial statements.

(*) In connection with the financial information as of December 31, 2014, Law No. 20,780 issued on September 29, 2014, introduced modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12. In order to comply with IAS 12, the financial statements for the period ended December 31, 2014 are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. For more information on the reconciliation of such differences see Note 2.1 and see Note 17 in our audited consolidated financial statements.

The table below presents unaudited operating data of LATAM as of and for the year ended December 31, 2010, 2011 (which represents LAN’s historical unaudited operating data), as of and for the year ended December 31, 2012 (which includes TAM’s unaudited operating data since June 23, 2012), and as of and for the years ended December 31, 2013 and December 31, 2014. LATAM believes this operating data is useful to report the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data:	2014	2013	2012	2011	2010
ASKs (million)	130,200.9	131,690.7	93,319.2	48,153.6	42,355.2
RPKs (million)	108,534.0	106,466.4	74,694.9	38,422.9	33,147.5
ATKs (million)	7,219.7	7,651.9	6,449.6	5,192.7	4,620.2
RTKs (million)	4,317.2	4,466.7	4,044.5	3,612.4	3,238.8
ASK Equivalent (million)	206,197.9	212,236.8	161,209.3	102,813.6	90,988.9

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (Chilean Corporation Act) and Reglamento de Sociedades Anónimas (Regulation to the Chilean Corporation Act) (collectively, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights.” LATAM did not pay an interim dividend regarding periods 2013 and 2014

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted.

LATAM’s Dividend Payments

The table below sets forth the cash dividends per common share and per ADS paid by LATAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts and reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2010	August 19, 2010	74,466,242	338.79	0.21980	0.2198
	January 13, 2011	125,000,294	338.79	0.36896	0.36896
	April 29, 2011	10,386,295	339.31	0.03061	0.03061
2011	September 15, 2011	56,594,769	339.36	0.16677	0.16677
	January 12, 2012	85,000,207	340.16	0.24988	0.24988
	May 17, 2012	18,461,735	341.00	0.05414	0.05414
2012	May 17, 2013	3,288,125	483,55	0.00680	0.00680

Chilean Peso Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units. On March 24th, 2015 the observed exchange rate was Ch$ 627.00= US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
2011	533.74	455.91	483.86	521.46
2012	519.69	469.65	486.75	478.60
2013	533.95	466.50	495.00	523.76
2014	621.41	524.61	570.01	607.38
2014
September	601.66	585.29	593.47	601.66
October	599.22	576.65	589.98	576.65
November	600.37	576.50	592,46	598.94
December	621.41	605.46	612.92	607.38

2015

January	629.09	606.75	620.91	626.48
February	632.62	616.86	623.62	617.67
March(2)	642.18	617.38	630.19	627.00

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through March 24, 2015.

Brazilian Exchange Rates

TAM maintains its accounting records and prepares its financial statements in Brazilian reais. The following tables set forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Brazilian reais per U.S. dollar. The rates have not been restated in constant currency units. On March 24th, 2015 the observed exchange rate was R$3.1304 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	BR$ per US$
2011	1.901	1.534	1.674	1.875
2012	2.112	1.702	1.954	2.043
2013	2.445	1.952	2.159	2.342
2014	2.740	2.197	2.354	2.656
September	2.452	2.231	2.332	2.451
October	2.534	2.391	2.448	2.444
November	2.613	2.483	2.548	2.560
December	2.740	2.560	2.639	2.656
2015
January	2.710	2.575	2.634	2.662
February	2.881	2.689	2.818	2.877
March(2)	3.268	2.865	3.119	3.1304

Source: Central Bank of Brazil

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	Through March 24, 2015.

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

Risk Factors Relating to our Company

LATAM does not control the voting shares or board of directors of TAM

Following the combination of LAN and TAM:

•	Holdco I owns 100% of the TAM common shares previously outstanding;

•	TAM Controlling Shareholders owns approximately 80.58% of the outstanding Holdco I voting shares through TEP Chile (a wholly owned Chilean entity) and LAN owns the remainder of the voting shares.

•	LATAM owns 100% of the outstanding Holdco I non-voting shares, entitles it to substantially all of the economic rights in respect of the TAM common shares held by Holdco I; and

•	LATAM owns 100% of the TAM preferred shares previously outstanding.

As a result of this ownership structure:

•	TAM and each airline subsidiary of TAM, retain voting and board control of TAM and each airline subsidiary of TAM; and

•	LATAM is entitled to all of the economic rights in TAM.

LATAM and TEP Chile and other parties have entered into shareholders’ agreements that establish agreements and restrictions relating to corporate governance. Certain specified actions require supermajority approval, which in turn means they require the prior approval of both LATAM and TEP Chile. Examples of actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of security interests or entering into guarantees and agreements with related parties. For more information on the shareholders’ agreements, see “Item 7. Controlling Shareholders and Related Party Transactions—Shareholders’ Agreements.”

LATAM assets include a significant amount of goodwill.

The assets of the LATAM Airlines Group included US$3,313.4 million of goodwill as of December 31, 2014, US$3,168.7 million of which results from the combination with TAM. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. Any impairment could result in the recognition of a significant charge to earnings in LATAM’s statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

A failure to successfully implement LATAM’S strategy would harm its business and the market value of its ADSs and common shares.

LATAM has developed a new strategic plan with the goal of becoming one of the best group of airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. We based our strategic plan on five central factors: Customer Experience, Network, Efficiency and Cost Reduction, Organization Strength and Proactive Risk Management. Our new strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk resilient company. Our strategic plan also anticipates strengthening our network and requires us to identify cities with adequate infrastructure and sufficient demand. There can be no assurances, however, that we will be able to correctly identify cities and regions in which to expand our operations, or that we will be able to attract sufficient passengers and cargo traffic to make our operations profitable. Difficulties in implementing our strategy and expanding our operations may adversely affect our business, results of operation and the market value of our ADSs and common shares.

A failure to successfully implement the new single brand may adversely affect LATAM business and the market value of its ADSs and common shares.

Since the combination, LAN and TAM have continued to operate with their original brands. LATAM Airlines Group has begun the transition of LAN and TAM into a single brand by gradually harmonizing the product and services offered by both airlines, although tge launch date for the new brand has not yet been determined. LAN and TAM currently have different value propositions, and there can be no assurances that we will be able to fully transfer the value of the original LAN and TAM brands to the new single brand. Difficulties in implementing our single brand may prevent us from consolidating as a customer preferred carrier and may adversely affect our business and results of operations and the market value of our ADSs and common shares.

It may take time to combine the frequent flyer programs of LAN and TAM

LAN and TAM each previously ran their own frequent flyer programs. While LATAM has integrated these programs so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably, there is no guarantee that the full integration will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until LATAM effectively combines these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

The financial results of LATAM are exposed to foreign currency fluctuations.

LATAM prepares and presents its consolidated financial statements in U.S. dollars. Because of LATAM’s presence in several Latin American markets, a portion of its consolidated net assets, revenues and income is denominated in non-U.S. dollar currencies, primarily Chilean pesos and Brazilian reais. In particular, the majority of TAM’s revenues are denominated in Brazilian reais, while a significant portion of its operating expenses are denominated in, or linked to, the U.S. dollar or other foreign currencies. The consolidated financial condition and results of operations of LATAM is therefore sensitive to movements in exchange rates between the U.S. dollar and other currencies. A depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on the financial condition, results of operations and prospects of LATAM.

LATAM’S depend on strategic alliances or commercial relationships in many of the countries in which it operates and it business may suffer if any of its strategic alliances or commercial relationships terminates.

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

LATAM’S business and results of operation may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

LATAM’S business depends upon our access to key routes and airports. Our operations could be constrained by any delay or inability to gain access to key routes or airports, including:

•	limitations on our ability to process more passengers;

•	the imposition of flight capacity restrictions;

•	the inability to secure or maintain route rights in local markets or under bilateral agreements; or

•	the inability to maintain our existing slots and obtain additional slots.

LATAM operates numerous international routes, subject to bilateral agreements, and also internal flights within Chile, Peru, Brazil, Argentina, Ecuador, Colombia and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control. See “Item 4. Information on the Company—Business Overview—Regulation.”

There can be no assurance that existing bilateral agreements between the countries in which our companies are based and permits from foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports, destinations or slots or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our cargo revenues come from relatively few product types and may be impacted by events affecting their production or trade.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile and asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for approximately 35% of our operating expenses in 2014. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices as was the case during the second half of 2014. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may be limited.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays.

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate, which measures the number of flight hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling. If an aircraft falls behind schedule, the resulting delays could cause a disruption in our operating performance.

We fly and depend upon Airbus and Boeing aircraft, and our business could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2014, we operated a fleet of 247 Airbus, 73 Boeing and 7 Dash aircraft. Risks relating to Airbus and Boeing include:

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

Any delays Airbus A350 aircraft could disrupt our fleet plan.

During 2015 LATAM Airlines expects to receive its first Airbus A350 aircraft out of an order of 27 aircraft of this model, becoming the first airline in Latin America to operate this modern new technology aircraft. Any delays in the reception of the aircraft or unanticipated operational issues with this new aircraft model could adversely affect our fleet plan.

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

We require significant amounts of financing to meet our aircraft capital requirements and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. Following the combination of LAN and TAM, Fitch Ratings Inc. and Standard and Poor’s downgraded LATAM Airline Group S.A.’s credit rating to levels that are below investment grade. These downgrades and any further securities rating agencies downgrades could increase LATAM’s financing costs. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand operations could be impaired and our business negatively affected.

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

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our operating and financial leases are denominated in U.S. dollars and bear interest at a floating rate. Approximately 38% of LATAM’s outstanding consolidated debt as of December 31, 2014 bears interest at a floating rate. After giving effect to interest rate hedging agreements, approximately 32% of LATAM’s outstanding consolidated debt is exposed to floating rates.

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

Our business relies extensively on third-party service providers. Failure of these parties to perform as expected, or interruptions in our relationships with these providers or their provision of services to us, could have an adverse effect on our financial position and results of operations.

We have engaged an increasing number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of information technology infrastructure and services, provision of aircraft maintenance and repairs, provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party GDSs may be adversely affected by disruptions in our business relationships with GDS operators. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’ flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies. The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory.

Disruptions or security breaches of our information technology infrastructure could interfere with our operations, compromise passenger or employee information and expose us to liability, possibly causing our business and reputation to suffer.

A serious internal technology error or failure impacting systems hosted internally at our data centers or externally at third-party locations, or large scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial and reputational consequences to our business.

In addition, as a part of our ordinary business operations, we collect and store sensitive data, including personal information of our passengers and employees and information of our business partners. The secure operation of the networks and systems on which this type of information is stored, processed and maintained is critical to our business operations and strategy. Unauthorized parties may attempt to gain access to our systems or information through fraud or other means of deception. Hardware or software we develop or acquire may contain defects that could unexpectedly compromise information security. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business.

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

As of December 31, 2014 approximately 67% of LATAM’s employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

Collective action by employees could cause operating disruptions and negatively impact our business.

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt our operations and negatively impact our operating and financial performance, as well as our image.

Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total operating expenses (20% in 2014) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

We may experience difficulty finding, training and retaining employees.

Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. A failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Risks Related the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business.

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. Our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, in Brazil, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. We will continue to work on operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

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

Our business is highly regulated and changes in the regulatory environment in which we operate may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, and the possible failure of aviation authorities to maintain the required governmental authorizations or our failure to comply with applicable regulations, may adversely affect our business and results of operations.

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

Insurance premiums may also increase due to an accident or incident affecting one of our alliance partners or other airlines.

High levels of competition in the airline industry may adversely affect our level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route capacities in an effort to gain greater market share.

Chile has opened its domestic aviation industry to foreign airlines without restrictions, which may change the competitive landscape of the domestic Chilean aviation sector and affect our business and results of operations.

Since November 2013, Chilean laws and regulations have permitted foreign airlines to operate domestic flights in Chile without necessarily setting up a Chilean subsidiary first.

The Chilean Domestic Unilateral Open Skies Rule may change the competitive landscape of the Domestic Chilean Aviation Sector, as it will be easier for foreign companies in the future to freely operate in the Chilean territory, which may subject us to further competition. Competition from international carriers in the Chilean market may affect the competitive dynamics of our industry by reducing our passenger traffic and cargo demands, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

The reallocation of any of our slots to other market participants could adversely affect our operations.

The Brazilian government has proposed and in some cases already implemented, regulations to reallocate existing takeoff and landing slots at major airports in Brazil from TAM and our competitor, GOL, to smaller airlines and new market entrants, in order to stimulate small airline access to airport infrastructure. In the case of the Congonhas airport in Sao Paulo, slots were increased in October 2014 and given to new entrants (Azul and Avianca Brazil); and in a second stage slots could be reallocated, if current operators don’t comply with measures regarding on-time performance and regularity of service. We rely on access to takeoff and landing slots at Congonhas airport and other airports throughout Brazil, to conduct our Brazilian passenger operations. The reallocation of any of our slots to other market participants could adversely affect our operations.

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

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits. TAM’s concession to operate public air transportation was first obtained on December 9, 1996, and is valid until December 9, 2021. We cannot assure you that we will be able to automatically renew TAM’s concession when it expires. See “Item 4. Information on the Company—Business Overview—Regulation—Brazil—Aeronautical Regulation.”

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

The European Union (“EU”) had proposed a directive under which the existing emissions trading scheme (the “ETS”) in each EU member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from EU member states. As of the date of this Annual Report, this proposal has been postponed for evaluation in 2016 and the directive affects only intra-European flights (which are not material to LATAM’s operation but there is a possibility that the directive could be extended to all flights in the future. Currently, we operate 6 routes to and from Europe, and service additional destinations through our code-share agreements. Although it is uncertain if this directive will be approved in 2016, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs. Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics (such as Ebola), terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

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

Developments in Latin American countries and other emerging market countries may adversely affect the Chilean and Brazilian economies, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease.

We conduct a significant portion of our operations in emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean or Brazilian economies and have a material adverse effect on our business, financial condition and results of operations and the market value of our securities. Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile and Brazil, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

Changes in the Chilean corporate tax rate or tax regime could adversely affect our financial results.

On October 2014, President Bachelet’s government approved a gradual increase in the Chilean corporate tax, from 20% to 25% or 27% (depending on the tax system chosen by the Chilean corporate tax payer) from 2014 to 2018. This increase, affected the tax provision for Chilean companies, including LATAM whose corporate tax rate will increase to 27%, and has required adjustments in deferred taxes to reflect the higher tax rate. Currently LATAM has losses resulting from its investment plan, but if LATAM records net income and no longer has tax losses available, our effective tax rate could increase and our net income could decrease. For more information on taxation see Note 17 in our audited consolidated financial statements

Fluctuations in the value of the Brazilian real, Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the U.S. dollar and the currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. Approximately 97% of our indebtedness at December 31, 2014 was denominated in U.S. dollars, and we are expecting than 42% of our revenues and 35% of our operating expenses in 2015 are denominated in currencies other than the U.S. dollar, mainly the Brazilian real and the Chilean peso. If the value of the Brazilian real, Chilean peso or other currencies, in which revenues are denominated, declines against the U.S. dollar, we will need a greater amount of these currencies to repay the same amount of U.S. dollars. The Brazilian Real and the Chilean peso, respectively, experienced average nominal depreciations against the U.S. dollar of 16.7% and 0.7% in 2012, 10.5% and 1.8% in 2013 and 9.1% and 15.2% in 2014. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future.

Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis à vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars. During 2014, the company modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a loss by foreign exchange of US$61 million on our results.

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

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean or Brazilian stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean and Brazilian securities markets and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders.

We have two groups of major shareholders—the Cueto Group (the “LATAM Controlling Shareholders”) and the Amaro Group (the “TAM Controlling Shareholders”). As of January 31, 2015, the LATAM Controlling Shareholders, in the aggregate, beneficially owned 25.5% of our voting common shares, and the TAM Controlling Shareholders, in the aggregate, beneficially owned 12.0% of our voting common shares. The LATAM Controlling Shareholders are in a position to elect three of the nine members of our board of directors and are in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the TAM Controlling Shareholders, pursuant to which these controlling shareholders have agreed to vote together to elect individuals that the TAM Controlling Shareholders nominate to our board of directors. See “Item 7. Controlling Shareholders and Related Party Transactions—Major Shareholders.”

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

Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time of your choice may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past required, and could again require, foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. Furthermore, future changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information—Exchange Controls—Foreign Investment and Exchange Controls in Chile.”

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

LATAM Airlines Group is a Chilean-based airline holding company formed by the combination of LAN of Chile and TAM of Brazil in 2012. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM. The Company is primarily involved in the transportation of passengers and cargo and operates as one unified, combined business enterprise with two separate brands: LAN and TAM.

LATAM’s airline holdings include LAN and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates MasAir (in Mexico) and LANCO (in Colombia), as well as TAM S.A and its subsidiaries TAM Linhas Aereas S.A, TAM Transportes Aereos del Mercosur S.A, (TAM Airlines (Paraguay)), TAM Cargo, and Multiplus. LATAM is a publicly traded corporation listed in the Santiago Stock Exchange (“SSE”), the Valparaiso Stock Exchange, the Chilean Electronic Exchange, the New York Stock Exchange (“NYSE”) and the Brazilian Stock Exchange (“Bovespa”).

LAN was founded in 1929 by the Chilean government. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to Scandinavian Airlines System. In 1994, controlling shareholders together with other major shareholders acquired 98.7% of LAN’s stocks, including the remaining stocks held by the Chilean government. In 1997, LAN was listed on the New York Stock Exchange, becoming the first Latin American airline to trade its ADRs on this financial market. Over the past decade, LAN has significantly expanded its operations in Latin America, initiating services in Peru in 1999, Argentina in 2005, Ecuador in 2009, and in Colombia in 2010 through the acquisition of Aerovias de Integracion Regional, Aires S.A. (dba “LAN Colombia”).

TAM is a leading domestic and international airline, offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. The company was founded in 1997 (under the name CIT—Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In 2002, the name was changed to TAM S.A. and its shares began to be publicly traded on Bovespa in June 2005. From 2006 until the combination with LAN in 2012, TAM American Depositary Shares were was also listed on the New York Stock Exchange.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 565-2525. We have designated LATAM Airlines Group as our agent in the United States, located at 970 South Dixie Highway, Miami, Florida 33156. Our website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information contact Gisela Escobar, Senior Vice President Corporate Controller and Investor Relations, at gisela.escobar@lan.com.

Combination of LAN and TAM

On June 22, 2012, LAN and TAM successfully completed an exchange offer resulting in the combination of the two businesses and the creation of LATAM Airlines Group.

Following the combination, on July 18, 2012, the registration of TAM as a publicly listed company in Brazil was cancelled and TAM was delisted from Bovespa.

In order to implement this combination, the TAM controlling shareholders formed four new sociedades anónimas cerradas with limited liability under the laws of Chile: TEP Chile, Holdco I, Holdco II and Sister Holdco. After the transaction was completed, Holdco II and Sister Holdco ceased to exist, and the ownership and organizational structure of LATAM Airlines Group as of December 31, 2014 was as follows:

TAM S.A., the holding company, has two significant operating subsidiaries, TAM Linhas Aéreas S.A. (“TLA”) and Multiplus S.A.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

The association of LAN and TAM created the largest passenger and cargo airline groups in South America. We are also one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 135 destinations in 22 countries and cargo services to approximately 144 destinations in 26 countries, with a fleet of 327 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has more than 52,000 employees. LATAM currently provide domestic and international passenger services in Chile, Peru, Ecuador, Argentina, Colombia and Brazil. LATAM carry’s out its cargo operations through the use of belly space on the passenger flights and dedicated cargo operations using freighter aircraft through the cargo airlines in Chile, Brazil, Colombia and Mexico. We also offer other services, such as ground handling, courier, logistics, and maintenance.

As of January 31, 2015, LATAM serviced 16 destinations in Chile, 16 destinations in Peru, 5 destinations in Ecuador, 14 destinations in Argentina, 20 destinations in Colombia, 40 destinations in Brazil, 11 destinations in other Latin American countries and the Caribbean, 5 destinations in the North America, 5 destinations in Europe and 3 destinations in the South Pacific. In addition, as of January 31, 2015, through the various code-share and interline agreements, LATAM offered service to 117 destinations in Latin America, 435 destinations in North America, 395 destinations in Europe, and more than 800 destinations in Asia, Pacific, Africa and Middle East

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group as the leading airline group in South America and to maximize shareholder value by increasing profitability through leveraging our unique position in the airline industry. LATAM Airlines Group is the only airline group in the region with a local presence in seven markets, as well as intra-regional and long haul operations. As a result, the Company has more flexibility, as well as a proven track record of acting quickly to adapt our business to economic challenges.

Moreover, LATAM’s unique leadership position in a region with growth potential and the focus on our existing competitive strengths will allow us to continue building our business model and fuel our future growth. We believe our most important competitive strengths are:

Leading Presence in South America

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America, as well as the largest cargo operator in Latin America. LATAM has domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. These six countries are the most significant passenger markets in South America (excluding Venezuela) and represent approximately 90% of the passengers in the region. LATAM is also the largest operator of intra-regional routes, connecting the main cities in South America. Furthermore, through the significant presence in the largest hubs in South America—Lima and Sao Paulo—LATAM is able to offer the best connectivity between South America and the rest of the world. Finally, the cargo companies of LATAM Airlines Group are the largest air cargo operators within, to and from Latin America, particularly in Brazil, where we consolidated our position during 2013.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

The operations of the LATAM Airlines Group are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. This provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2014, passenger revenues accounted for 86% of total revenues and cargo revenues accounted for 14% of total revenues.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is less than 7 years, making our fleet one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels. Finally, a modern fleet also allows us to provide the best passenger experience.

We optimize our fleet structure through the careful selection of modern aircraft models and staggered lease maturities. We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate.

The Company’s current fleet plan involves a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on A321s and A320neos, whose use represents a saving per ASK of around 6% in comparison to A320ceos. In 2014, LATAM incorporated 11 Airbus A321s, the largest model in this family, for use on the busiest regional routes and for some domestic routes in Chile as well as in Brazil, ending the year with 21 aircraft of this type. Additionally, the Company has placed orders for 36 A320neos, with delivery dates between 2016 and 2018.

For long-haul passenger flights, we operate the Boeing 767-300, Airbus A330, Airbus A340-300 and Boeing 777 aircraft, and the modern and efficient Boeing 787 Dreamliner. This aircraft has new technologies in aerodynamics, materials and coatings which allows us to achieve important savings on fuel consumption and also achieve sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft), while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. Our current fleet plan also includes the delivery starting in 2015, of the first of a total of 27 Airbus A350 passenger aircraft, a new aircraft type that is expected to further improve the efficiency of the existing long-haul fleet.

In 2014, the Company took out of service it’s Dash Q400s and Boeing 737s (inherited from the Aires airline in Colombia) as well as seven A330s and three A340s and expects to conclude the withdrawal of these older models by 2016.

Overall, the Company’s continuous renewal of its fleet seeks to incorporate the best technology and position LATAM as a leader in fleet efficiency.

Strong Brands Teamed with Key Global Strategic Alliances

Following the business combination, both LAN and TAM continue to operate under their existing brands. We believe that both the LAN and TAM brands are associated with superior service, aircraft and technologically-advanced operations, and are well recognized and respected in their respective markets. In 2014, LAN and TAM Airlines were recognized as the “Best Airlines in South America” in first and second places respectively by the SkyTrax World Airline Awards. The awards are considered the global barometer for customer satisfaction within the industry, thanks to their exclusive reliance on the opinion of passengers.

The strategic global alliances and existing commercial agreements provide the LATAM customers with access to more than 1700 destinations worldwide, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. In addition, in March 2014 TAM Airlines and LAN Colombia joined oneworld marking one of the most important steps to achieve the entry of all of the airlines of LATAM Airlines Group into oneworld. To the passengers of the carries part of LATAM Airlines Group, this means greater convenience when traveling, since they will have the same standard of high-quality customer service, regardless of their international destination.

Financial Flexibility

We have historically managed our business to maintain financial flexibility and a strong balance sheet in order to accommodate our growth objectives while having the ability to respond to changing market conditions. Our financial flexibility has allowed us to secure large aircraft orders, including an important part of our current re-fleeting program, at attractive financing rates.

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

We regard our frequent flyer programs as strong relationship tools and we believe that these flexible programs are attractive to customers because they do not impose restrictions on flights for which points can be redeemed or the number of seats available to members using the loyalty program for any particular flight. LANPASS and TAM Fidelidade members can also accrue and redeem points for oneworld® flights.

Business Strategy

Our mission is to connect people with safety, operational excellence and warmth, seeking to become one of the best airlines groups in the world. In order to reach our mission the principal areas in which we plan to focus our efforts going forward are as follows:

Strengthen our Network

LATAM currently intends to strengthen its route network in South America, thereby offering the best connectivity within the region at a competitive price, in order to become by far the most convenient option for our passengers.We are the only airline group in South America with a local presence in seven home markets and an international and intra-regional operation. This position is strengthened by improved infrastructure in some of our main hubs, allowing us to further strengthen our network and improve connection times. We intend to leverage our position to create a diversity of options and destinations and build a platform that will allow us to continue growing in the long term.

Brand leadership and customer experience:

We will always seek to be the preferred choice of passengers in this region. Our efforts are driven by a differentiated passenger experience, and our leveraging of mobile digital technologies. We are currently working on a single, unified brand, culture, product and value proposition for our passengers. Additionally, we will focus on defining LATAM’s digital strategy including applications to achieve ancillary revenues, and improving the management of contingencies, so that we are able to provide information and solutions to our customers in a timely and transparent manner. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Focus on Efficiency and Cost Competitiveness

We are currently working to establish a competitive cost structure to further improve our effectiveness, simplify our organization and increase flexibility and speed in decision making. The target is to reduce total costs by approximately 5% over the next 4 years (2015 to 2018). These savings are in addition to the efficiencies we expect to obtain from our new fleet technologies. Cost savings include reductions in fuel and fees, procurement, operations, overhead, and distribution costs, among others. The company has already started work on cost initiatives in all these areas. We currently are working to install behavior of austerity at all levels within the Company to continuously reduce costs.

Organizational Strength

We aspire to be a group of passionate people, working in a simple and aligned manner, with inspiring leaders making agile decisions. This will allow us to deliver a distinctive value to our customers, surpass our competitors in a consistent way and have a healthy and sustainable company.

Proactive risk management

We are working to incorporate a holistic and responsible view of risk in decision making, starting with risks that have high potential impact and low probability of occurrence, which could significantly affect LATAM’s strategic objectives.

Airline Operations and Route Network

The following tables sets forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in US$ millions)
Total passenger revenues	10,380.1	11,061.6	7,966.8
Total cargo revenues	1,713.4	1,863.0	1,743.5
Total traffic revenues	12,093.5	12,924.5	9,710.4

	Year ended December 31,
	2014	2013	2012
	(in US$ millions)
Peru	660.1	646.2	620.3
Argentina	813.5	950.6	890.2
U.S.A.	1,224.3	1,290.5	1,268.6
Europe	935.9	937.5	738.8
Colombia	391.7	388.0	366.7
Brazil	5,361.6	5,572.9	3,334.1
Ecuador	248.6	273.7	266.3
Chile	1,589.2	1,698.5	1,525.0
Asia Pacific and rest of Latin America	868.8	1,166.6	712.2
Total Operating Revenues	12,093.5	12,924.5	9,722.2

Passenger Operations

General

As of December 31, 2014, both domestic and international passenger services, were operated by LAN, TAM, LAN Peru, LAN Ecuador, LAN Argentina and LAN Colombia.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated:

	Year ended and as at December 31,
	2014	2013	2012(2)
ASKs (million) (at period end)
International	65,530.1	67,159.3	65,627.8
SSC	21,110.3	20,365.0	18,347.6
Domestic Brazil	43,560.5	44,163.5	48,210.6
Total	130,200.9	131,690.9	132,186.0
RPKs (million)
International	55,951.1	55,272.4	53,957.4
SSC	16,993.3	15,990.0	14,446.0
Domestic Brazil	35,589.7	35,193.2	35,482.7
Total	108,534.0	106,466.5	103,886.1
Passengers (thousands)
International	13,630	13,506	13,134
SSC	20,759	19,847	17,973
Domestic Brazil	33,468	33,344	33,571
Total	67,833	66,696	64,477
Passenger RASK (passenger revenues/ASKs, in US cents)
International(3)	US¢7.6	US¢7.9	US¢7.9
SSC(3)	US¢9.1	US¢9.6	US¢10.2
Domestic Brazil(3)	US¢8.6	US¢9.2	US¢8.8
Combined RASK(1)	US¢8.0	US¢8.4	US¢8.3
Passenger load factor (%)
International	85.4%	82.3%	82.2%
SSC	80.5%	78.6%	78.7%
Domestic Brazil	81.7%	79.7%	73.6%
Combined load factor	83.4%	80.8%	76.6%

(1)	The combined RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.
(2)	Pro forma operating data for the year ended as of December 31, 2012 (which includes TAM’s unaudited operating data since June 23, 2012).
(3)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues, however these measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

International Passenger Operations

Our international network combines the international operations of the Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian subsidiaries. LATAM has operated international services out of Chile since 1946 and have greatly expanded our international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2014, we now offer 24 international destinations.

Our strategy to generally expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, and promoting tourism in South America. Our sustained development of our international network has been a crucial factor in our long-term strategy. LATAM provides long-haul services out of Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. LATAM also provides regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil.

During year 2014, after the necessary infrastructure investments were made, we completed our move to the new Terminal 3 at Guarulhos Airport in Sao Paulo with new slotsfor takeoff and landing slots in this airport which allow us to significantly decrease our connection times. This is a key milestone in the development of our building our most important hub at Guarulhos airport. In addition, we have continued to consolidate our secondary hubs in Lima and Santiago.

The following table sets forth the international destinations served from each of the aforementioned countries as of December 31, 2014:

Country of Origin	Destination	Number of Destinations
Chile	Argentina Australia	4 1
	Bolivia	2
	Brazil	2
	Colombia	1
	Ecuador	2
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	3
	Spain	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1
Peru	Argentina	3
	Bolivia	2
	Brazil	1
	Chile	1
	Colombia	3
	Cuba	1
	Ecuador	2
	Venezuela	1
	Mexico	2
	United States	3
	Dominican Republic	1
	Spain	1
Brazil	Argentina	4
	Chile	1
	Colombia	1
	Peru	1
	Uruguay	1
	Venezuela	1
	Paraguay	2
	Mexico	2
	United States	3
	France	1
	Germany	1
	United Kingdom	1
	Italy	1
Ecuador	Argentina	1
	Chile	1
	United States	2
	Peru	1
	Spain	1
Argentina	Brazil	1
	Chile	1
	Dominican Republic	1
	United States	1
Colombia	Brazil	1
	Chile	1
	United States	1

During 2014, LATAM received five additional Boeing 787-8 Dreamliners, ending the year with ten aircraft of this model, out of an order of 32, and expanding the aircraft’s utilization to five new routes. The incorporation of the Boeing 787-8 Dreamliners into our international fleet will allow us to achieve important savings on fuel consumption and the sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft), while incorporating modern technology to deliver the best travel experience for our passengers. In addition, during 2014, LATAM started a process of retrofitting some of the Company’s Boeing 777 aircraft, in order to include a new business class mainly in routes from Brazil to North America and also received additional Boeing 767 aircraft with fully flat business class seat.

As part of its mission, LATAM seeks to promote tourism to South America. Due to its large network of services, visitors from around the world can experience world renowned destinations such as Cusco, Easter Island, the Galapagos Islands, Iguazu Falls in Brazil, or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche.

Chile

According to the Chilean JAC data, Chilean international air passenger traffic increased 6.1% from 2013 to 2014 as measured in passengers transported, totaling more than 7.4 million passengers in 2014. We had 62.8% of the international market share in Chile in 2014 as measured in passengers transported, which was a decrease compared to 65.3% in 2013. Our Chilean international operations can be divided into four main segments based on destination: to North America, to Europe, to other countries in Latin America, and to the Pacific. As of January 31, 2015, our main competitors on direct routes between Chile and North America included American Airlines, Delta Airlines, Avianca-Taca, Air Canada and Aeromexico. COPA also participated in the Chile-North American markets with stopovers in its Central American hub in Panama City. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes our main competitors included Aerolineas Argentinas, Air Canada, Avianca-Taca and GOL.

Peru

According to our internal estimates (captured through MiSchDynamicDT), Peruvian international air passenger traffic increased by 3.1% from 2013 to 2014 measured in passengers transported, totaling approximately 7.7million passengers in 2014. In Peru, we had 33.7% share of the international market as measured in passengers transported in 2014, with no variations as compared to the passengers transported in 2013. Our Peruvian international operations can be divided into three main segments based on destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2015, our main competitors on direct routes between Peru and North America included American Airlines, United Airlines, Delta Airlines, Avianca-Taca, Aeromexico and Air Canada. COPA also participated in the Peru-North American markets with stopovers in its respective Central American hub. On routes to Europe, our main competitors were Air France-KLM and Iberia. On regional routes our main competitors included Avianca-Taca and Aerolineas Argentinas.

Ecuador

According to our internal estimates and travel agency statistics (captured through MiSchDynamicDT), Ecuadorian international air passenger traffic increased 7.1% from 2013 to 2014, as measured in passengers transported totaling approximately 6.3 million passengers in 2014. According to the Diio Mi we had 23.0% of the international market share as measured in ASKs in LATAM routes from Ecuador in 2014, a decrease of 9.6 percentage points compared to 32.6% in 2013. Our Ecuadorian international operations can be divided into three main segments, based on the destination: to North America, Europe to other countries in Latin America. As of January 31, 2015, our main competitors on direct routes between Ecuador and North America included American Airlines, Continental Airlines, Delta Airlines; Avianca–Taca and COPA also participate in the Ecuador-North American markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors included Iberia, KLM and Avianca-Taca. On regional routes, our main competitors included Avianca-Taca and Copa.

Argentina

According to our internal estimates (captured through MiSchDynamicDT), in 2014 the Argentinean international passenger capacity decreased by 0.5%, as compared to the previous year. LATAM Airlines had 11.8% of the international market share as measured in capacity (ASKs) in Argentina in 2014, which was a decrease as compared to 13.0% in 2013. The Argentinean international operations can be divided into two main segments based on destination: to North America and to other countries in Latin America. As of January 31, 2015, the main competitors on the Buenos Aires-Miami route included American Airlines and Aerolíneas

Argentinas. Avianca-Taca and COPA also participated in the Argentina-North American markets with stopovers in their respective hubs. The main competitors on the Buenos Aires-Dominican Republic route included COPA and American Airlines. The main competitors on the Buenos Aires-Sao Paulo route included GOL and Aerolíneas Argentinas. The main competitors on the Buenos Aires-Lima route included Avianca-Taca and Aerolíneas Argentinas. The main competitors on the Buenos Aires-Santiago route included Aerolíneas Argentinas and Air Canada and Sky Airline.

Colombia

According to Aeronautica Civil (Colombian Civil Aeronautics), the Colombian international market increased 9.8% from 2013 to 2014 as measured in passengers transported, from 9.9 million passengers to approximately 10.9 million passengers in 2014. LAN (including LAN Colombia, LAN Peru and LAN Airlines) had a 7.4% share of the international market share in Colombia in 2014, as measured in RPK which is an increase of 1.0 percentage point as compared to 6.4% in the same period 2013. The international operations in Colombia can be divided in two business segments based on destination: to North America and to other countries in Latin America. As of December 31, 2014, the main competitors on direct routes between Colombia and North America included Avianca-Taca, American Airlines, United Airlines, Air Canada, Delta Airlines and Aeromexico. COPA also participated in the Colombia-North American markets with stopovers in its Central American hub. On regional routes, the main competitors included Avianca-Taca and COPA.

Brazil

According to Brazilian ANAC data, Brazilian international air passenger traffic increased 4.9% from 2013 to 2014 as measured in RPKs, totaling more than 6.4 million passengers in 2014. TAM had 84.6% of the international market share in Brazil in 2014 when considering only Brazilian airlines, which was a decrease compared to 87.5% in 2013. Our Brazilian international operations can be divided into three main segments, based on destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2015, the main competitors on direct routes between Brazil and North America included American Airlines, United Airlines, Delta Airlines, Air Canada and Aeromexico. Avianca-Taca also participated in the Brazil-North American markets with stopovers in its Central American hub. On routes to Europe, the main competitors were Iberia, Air France-KLM, Lufthansa, TAP and Air Europa. On regional routes the main competitors included Aerolineas Argentinas, Avianca-Taca and GOL.

Domestic Passenger Operations

LATAM provides domestic passenger services within Chile, Peru, Ecuador, Argentina and Colombial. Said domestic passenger services are operated by LAN, LAN Express and the regional subsidiaries, including LAN Peru, LAN Ecuador, LAN Argentina and LAN Colombia. Additionally, TAM Linhas Aereas provides domestic passenger services within Brazil.

Business Model for Domestic Operations

LATAM operates on a low cost business model in all of our domestic operations. This model increases efficiency in the short-haul while encouraging increased domestic demand. A key element of this business model has been to significantly increase the utilization of the narrow body fleet, a goal that the company has been successfully achieving through modified itineraries including more point-to-point, faster turnarounds times and overnight flights. Additionally, the transition to a newer fleet has allowed decreases in unscheduled maintenance costs as well as in cost efficiencies achieved through operating fewer fleet types and in operational efficiencies, including lower fuel consumption.

Another key element of this business model is the reduction in sales and distribution costs through higher internet penetration and reduced agency commissions, and increased self-check-in service through web check-in and kiosks at airports. These initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs.. We have begun to pass on these operating efficiencies to consumers through significant fare reductions, which have a strong effect in stimulating new demand. We plan to continue working in the business model during 2015, as we look for ways to increase operational efficiency, encourage direct sales and self-check-in, and implement new sales strategies aimed at stimulating demand.

Operations within Chile

LAN and LAN Express, are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since LAN’s creation in 1929. During 2014, we flew to 16 destinations within Chile (including Santiago, but not including Easter Island, which we consider an international destination) as well as some seasonal destinations, with an average fleet of 28 Airbus A320-Family Aircraft. Domestic operations in Chile have been positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Airbus A318-100s.

According to JAC data, the Chilean domestic market as a whole transported approximately 9.8 million passengers in 2014, an increase of 3.8% from 9.5 million passengers transported in 2013. Our domestic passenger market share in Chile was 77.9% in 2014 as measured in revenue passenger kilometer (RPK). During 2014, our main competitors in the domestic market were Sky Airlines domestic passenger market shares as measured in RPKs of 20.2%.

Operations within Peru

LAN Peru started operations in 1999 with both domestic and international flights from Lima. Since then LAN Peru has expanded consistently, consolidating its domestic operations with a continuous focus on improving our excellence for service.

During 2014 LAN Peru flew to 16 destinations, with 11 Airbus A319 and 7 Airbus A320 aircraft. With this, LAN Peru has one of the most modern fleets in Latin America, which is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high-altitude airports. In 2014, a total of 5.7 million passengers traveled on LAN Peru’s domestic routes, which represented an increase of 8% compared to 2013. According to data provided by the Peruvian DGAC, our domestic market share was 63,2% in 2014, compared to 63.4% in 2013, as measured in number of passengers. Our main competitors in Peru include Avianca, Peruvian Airlines and Star Perú.

Operations within Argentina

Since 2005, LAN Argentina has increased its domestic destinations to a total of 14 Argentine cities. It currently operates the domestic network through a fleet of 10 Airbus A320 aircraft.

In the domestic Argentine market, LAN Argentina operates in a regulated environment in which fares sold to Argentine passengers are subject to minimum and maximum prices that vary per route. In 2014, the floor and ceiling of the regulated price range consistently increased-, by 12% in May 2014, by 12% in August 2014 and by 12% in December 2014-.

Based on internal estimates as of December 31, 2014, the domestic market share in Argentina in terms of capacity (ASKs) was approximately 27%. During this period of time LAN Argentina transported 2.3 million passengers, increase 0.5% compared to 2013. The main competitor of LAN Argentina is Aerolíneas Argentinas, a state owned company that has approximately 70% of the total Argentinean domestic capacity as measured in ASK.

Operations within Ecuador

Since beginning operations in 2008, LAN Ecuador has greatly expanded the number of destinations and frequency of flights. As of the end of 2014, LAN Ecuador operated in 5 domestic destinations-Guayaquil, Quito, Cuenca, Baltra and San Cristobal- with a fleet of 3 Airbus A319 aircraft.

In 2014, LAN Ecuador transported 1.1 million passengers in the domestic passenger market representing a decrease of 16% in number of passengers serviced in 2013, in a market that registered a decrease of more than 8% in domestic commercial flights. However, LAN Ecuador as the leading airline with a 36.5 percent of the market, outperforming its main competitors such as the flag carrier Tame, and Avianca-Taca.

Operations within Colombia

Following the acquisition of Aires in 2010, LAN Colombia has successfully restructured the Company’s previous operations in order to achieve LATAM’s standards in terms of security, punctuality, efficiency and service quality. LAN Colombia implemented the low cost model already operating in the other affiliates domestic markets of Chile, Peru, Argentina and Ecuador, to stimulate demand on domestic flights by providing more Colombian citizens the opportunity to use air transportation.

LAN Colombia continued to expand its network inside the domestic market in 2014, flying to 20 destinations and 24 routes. Additionally, LAN Colombia continues to advance in its fleet renewal plan, with the aim of phasing out less efficient models, by gradually replacing the Boeing B737 aircraft and Bombardier Dash aircraft inherited from Aires with aircraft from the Airbus A320 family. As of December 2014, LAN Colombia serviced its domestic destinations with 14 Airbus A320 aircraft and 7 Dash-200 aircraft. The company’s fleet renewal will be completed in 2015, when we will phase out all of the remaining Dash 8-200 aircraft.

In its third year of operations LAN Colombia transported 4.4 million passengers on domestic passenger, 9.2% more than the previous year, ranking as the second largest operator in the country, with a 19% market share measured in passenger onboard , behind Avianca. Other important competitors are Satena and VivaColombia.

Operations within Brazil

TAM Linhas Aereas is the leading domestic passenger airline in Brazil.. TAM Linhas Aereas’ strategy is based on providing strong connectivity through a network based on the main Brazilian cities, offering a reliable and high quality service, and leveraging our strong brand position in Brazil and abroad. As of December 31, 2014 TAM Linhas Aereas operates flights to 40 destinations within Brazil as well as some seasonal destinations, with an average fleet of 115 aircraft of the Airbus A320 family, including 16 Airbus A321, aircraft that allows high-density routes meet greater efficiency

The domestic market in Brazil has historically suffered from overcapacity, resulting in very low load factors compared to industry standards, which has negatively impacted the financial results of domestic airlines in recent years. However, this trend began to change during 2012 and has significantly improved during the last two years, as major airlines have reduced domestic capacity, leading to general improvements in load factor and yields.

TAM has continued to make significant progress in the domestic Brazil passenger operation, improving profitability by increasing load factor and yield (in real) through the rationalization of capacity and improved revenue management through better segmentation of the market. During 2014, TAM reduced its capacity by 1.4% as measured in ASKs and increased traffic measured in RPK 1.1%, leading to an increase of 2.0 percentage points in load factors on a year-over-year basis, compared to the already high level reached by TAM in 2013, and higher than the occupancy factor of the industry which was 79.8% on average.

In 2014, TAM maintained leadership among business travelers and improved its punctuality indicators, resulting in greater customer satisfaction. In addition, TAM won - for the second consecutive year - the airline Top of Mind award.

According to ANAC, the Brazilian domestic market as a whole transported approximately 96 million passengers in 2014, an increase of 6.6% as compared to 90.0 million in 2013. As of December 31 2014, TAM Linhas Aereas lead the Brazilian domestic passenger with 38.1% of the market share as measured in RPKs. During 2014, TAM’s main competitors in the domestic market were GOL, Azul, and Avianca Brazil.

Passenger Alliances and Commercial Agreements

Prior to the combination between LAN and TAM, LAN, LAN Peru, LAN Ecuador and LAN Argentina were members of oneworld®, and TAM was member of Star Alliance®. In March 2013, LATAM Airlines Group chose oneworld® as the global alliance for all of its airlines. As a result of this decision, LAN Colombia became a member of oneworld® on October 1, 2013 and TAM became a member of oneworld® in March 31, 2014. Its affiliate TAM Mercosur will join in a future date. Currently, oneworld® is a global marketing alliance comprising of LAN, LAN Peru, LAN Argentina, LAN Ecuador, LAN Colombia, TAM, Air Berlin, American Airlines, British Airways, Cathay Pacific Airlines, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar, Royal Jordanian, Sri Lankan and S7. The current members of the oneworld® alliance, including LATAM, serve more than 990 destinations, 154 countries, operating 14,000 daily departures.

The following are our passenger partnerships as of January 2015:

•

American Airlines Group. Since 1997, LAN has had an agreement with American Airlines to share carrier codes for certain flights on global reservations systems, thereby enabling American Airlines passengers to purchase seats on LAN flights and vice-versa (a “code-sharing agreement”). The U.S. Department of Transportation (DOT), granted LAN Airlines SA and American Airlines immunity from antitrust regulations in October 1999 for specific areas of cooperation. For more information see “—Regulation—United States of America—Authorizations and Licenses” below. In 2005, the DOT also granted antitrust immunity to LAN Peru and American Airlines for specific areas of cooperation. In 2007, LAN Peru and American Airlines established a code-sharing agreement between Peru and the U.S. with additional destinations in both countries. In the same year, LAN Argentina and American Airlines signed a code-sharing agreement expanding the cooperation between the companies. At the end of 2011, a code-sharing agreement between LAN Ecuador and American Airlines was signed. During 2013, two new code-sharing agreements were implemented between American Airlines and the LATAM Airlines Group; one between LAN Colombia and American Airlines and the other between

TAM and American Airlines. .LATAM is currently expanding its code-share agreements with American Airlines in order to offer more destinations within the U.S. Before the merge between American Airlines and US Airways. In April 2010, before the merger between American Airlines and US Airways, TAM initiated a code-sharing agreement with US Airways to code-share between Brazil and USA. Through this agreement, TAM can access 23 domestic cities in the U.S. from Orlando, Miami and New York. US Airways became a member of oneworld® in March 31, 2014 after the merger with American Airlines.

•	Iberia. In January 2001, LAN initiated a code-sharing agreement with Iberia. In 2007, LAN Ecuador and LAN Peru set up code-sharing agreements with Iberia for routes between Ecuador, Peru and Spain; as well as other additional European destinations. Currently, LAN, LAN Ecuador and LAN Peru offer 17, 11 and 14 destinations in Europe, respectively, through Iberia routes. After LAN Colombia and TAM joined the Alliance, in the second quarter of 2014, LAN Colombia and Iberia established a code-sharing agreement for Colombia’s domestic market. At the end of 2014, TAM and Iberia signed an amendment to the current code-share agreement in order to expand their code-shared routes between Brazil and Europe.

•	Qantas. In July 2002, LAN initiated a code-sharing agreement with Qantas to operate between Santiago, Chile and Sydney, Australia with a stopover in Auckland, New Zealand. As of January 31, this code-sharing agreement includes 7 Santiago-Auckland-Sydney flights operated by LAN and 4 non-stop Santiago-Sydney flights offered by Qantas. During 2014, LAN and Qantas executed a second codeshare agreement to connect other South-American’s destinations with New Zealand and Australia.

•	British Airways. In 2007, LAN initiated a code-sharing agreement with British Airways on LAN flights between Sao Paulo and Santiago to provide service for British Airways passengers traveling from London to Santiago through a connection in Sao Paulo. This code-sharing agreement also includes British Airways’ flights between Madrid and London.

•	Lufthansa and Swiss Air: TAM has a code-sharing agreement with Lufthansa and Swiss Air, pursuant to which TAM offers its customers long haul flights from Brazil to Germany, inside Germany to 7 destinations and within Europe to 4 destinations operated by Lufthansa and Swiss Air. Lufthansa and Swiss Air likewise offer customers seats on TAM’s flights from Germany to Brazil, inside Brazil to 12 destinations and within South America to 3 destinations.

•	Aeromexico. During 2004, LAN and LAN Peru signed a code-sharing agreement with Aeromexico. Currently there are code-shares between Aeromexico and LAN Peru for flights from Peru to Mexico, and to 18 domestic destinations of Mexico. In May 2012, TAM also implemented a code-sharing agreement with Aeromexico between Sao Paulo and Mexico City. This code-sharing agreement also includes 9 destinations in Brazil, and 9 destinations in México.

•	All Nippon Airways. In October 2010, TAM initiated a code-sharing agreement with All Nippon Airways to operate between Sao Paulo and Narita, through connections in London From 30th March 2014, All Nippon Airways switches its operation to Haneda Airport, giving our passengers access to the preferred airport in Tokyo. During 2014 All Nippon Airways and TAM agreed to expand the code-sharing agreement and implement new routes from South-America to Japan via Europe and North America, subject to required governmental approvals.

•	Cathay Pacific. In May 2010, LAN initiated a code-sharing agreement with Cathay Pacific to operate between Santiago and Hong Kong, through connections in Los Angeles, New York and Auckland, and in November 2010, LAN Peru initiated a code-sharing agreement with Cathay Pacific to operate between Lima and Hong Kong, through connections in Los Angeles and San Francisco.

•	Japan Airlines. In September 2011, LAN initiated a code-sharing agreement with Japan Airlines to operate between Santiago and Narita, through connections in Los Angeles and New York.

•	Other alliances and partnerships: TAM also has a code-sharing agreement in place with Air China to operate between Sao Paulo and Beijing, through connections in Madrid. LAN Peru has a code-sharing agreement with Korean Air, for flights between Los Angeles and Seoul (operated by Korean Air) and between Los Angeles and Perú (operated by LAN Peru), and LAN has a code-sharing agreement with Alaska Airlines, which permits LAN to provide customers with service between Chile and three destinations in the west coast of the U.S. and Canada. At the end of 2013 South African and TAM signed a code-sharing agreement between Sao Paulo and Johannesburg. This agreement also includes other destinations in South Africa and Brazil.

Passenger Marketing and Sales

Since the combination between LAN and TAM in 2012, LATAM Airlines Group has operated under two brands, LAN and TAM. Within the “LAN” and “TAM” brands, we differentiate our marketing strategies between our long haul and short haul services.

        Our long-haul marketing strategy emphasizes attributes valued by our international customers: a reliable, high-quality service centered on entertainment and comfort for long travel. We also highlight our extensive network covering the most important destinations in South America and the Caribbean and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Orlando, London, Madrid, Paris, Frankfurt, Milan and Sydney. In a continuing effort to fulfill this promise, we continuously improve our cabins and review our service protocols. Our Business Cabin features a premium on-board service aimed to provide our customers with more time to rest. In our Economy Cabin, newly upgraded entertainment units make flying more enjoyable.

In 2014, LATAM’s long haul fleet had 10 Boeing 787 of the 32 aircraft we ordered. The Company was the first airline in the Americas, and fourth in the world, to receive this model with the latest-generation technology that was an innovation breaking point for the airline industry. The 787 airplanes will allow us to reach new destinations and boost our existing services while increasing the efficiency of our operations and reduce our carbon footprint. Following this trend, in 2015 LATAM will be the first in the Americas to receive the Airbus A350, a new generation aircraft with new standards of efficiency –with capacity of approximately 348 seats- and with new levels of passenger comfort. See “—International Passenger Operations” for a description of recent improvements to our international fleet.

Our short-haul operations are designed to fit our customers’ need: punctuality, reliability, more frequencies, modern aircraft and efficient operations. To deliver this value proposition, we have been increasing our fleet and frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web and mobile check-in and airport self-check-in.

Additionally, our short haul fleet has also been renewed by the delivery of more Airbus A320 and A321. These aircraft also enhance our domestic and our regional by providing high security standards, improvements in the interior cabin design- the upper bins have mirrors that ensure visibility of carryon luggage, among other improvements - and more comfortable and technologically–advanced seating -with leather upholstery and more in-flight entertainment screens. Moreover, these aircraft are 13 percent lighter than the aircraft they will replace, resulting in lower fuel consumption and CO2 emissions. See “—Domestic Passenger Operations” for a description of recent initiatives to improve our domestic fleet, including the introduction of modern Airbus A320-Family Aircraft in most of our domestic operations.

Our main concern is to deliver our promise to our customers. Therefore, we constantly monitor our customer satisfaction with in-flight surveys and research, and measure our performance against the highest standard levels. This commitment to excellence has paid off with several prizes and recognitions given by customers and industry experts such as Skytrax’s “2013 best staff service”, Skytrax’s “2013 Best Airlines in South America”, Business Traveler’s “2013 Best Business Class in Latin America”(LAN), 2013 “Best travel Cellars in the sky” (TAM), Skytrax’s “2014 Best Airlines in South America (LAN first place and TAM second place)”,“2014 Best staff service (LAN)” and Business “2014 Best travel Cellars in the sky (TAM)”.

Branding

The “LAN” brand was launched in 2004 and brings together, under one strong international name, all of the affiliate brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina” “LAN Colombia”, “LAN Ecuador” and “LAN Cargo.” The corporate image of LAN is based on two core concepts: reliability and warmth, which support our promise of the best travel experience to, from and within South America. We are also committed to offering our customers the best coverage to, from and within South America, and to promoting sustainable tourism, helping develop the regions where we operate. And by best, we mean providing our customers with an excellent connection network and service; being transparent and accessible; and promoting sustainable tourism in the countries where we do business.

Using a single brand enables LAN’s customers to better understand the common service and operating standards among its airlines. LAN’s unified image has improved its visibility, thereby enhancing flexibility and increasing the efficiency of its marketing efforts.

TAM launched the strategic platform for a single brand back in 2008, with TAM being the main brand that, through values, strategic positioning and language, guides other brands, services and business units, such as TAM Airlines, TAM Cargo, TAM Viagens, TAM Fidelidade, TAM nas Nuvens and others. Thus, we generate synergies among our businesses, always guided by the same values and the commitment to quality and relationships with our stakeholders.

In May 2013, TAM also launched the “A gente faz um mundo por você” (“We make a world for you”) campaign, which reinforced TAM’s focus on service. In line with this vision, TAM’s mission is to be the people’s preferred airline by using joy, creativity, respect and responsibility. Based on this strategic brand positioning, TAM seeks to offer accessibility to all of those who value an efficient, rewarding, safe and hassle-free experience.

In 2014 LAN and TAM began a process to redefine the future brand strategy. The Company plans to move towards a single brand, although the launch date for the new brand has not yet been determined.

Distribution Channels

In LAN and TAM we are aware of how important time is for our customers, which is why we are making efforts to minimize the curb to seat and seat to curb time for our customers. We are improving and optimizing our services and processes, in order to achieve a simple and digital end to end travel experience.

To support this, we have our distribution structure divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for the easiest interaction for our clients, in sales and services alike. Indirect channels currently include travel agencies, general sales agencies and also new players, such as online agencies.

Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (includes website, mobile, and smart business). These direct channels support sales and service, before and after flight if the passenger so requires. We have an extensive sales and marketing network in over thirty countries consisting of more than 300 domestic and international points-of-sale owned by LATAM.

In this regard, our e-Business channel is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, the website provides an important tool by bringing more benefits to our passengers and also by giving them more flexibility in the future, reducing time on queue for example. Internet-related sales have increased, reaching more than a total of US$2,500 million sales in 2014.

We have also used our websites as tools to provide value-added content and enhance communications. We are continuously improving our websites, a key element of our new short-haul model, so that the technological platform will be able to support the expected future growth. We send weekly promotional e-mails to more than 16.9 million subscribers (8.7 million for LAN and 8.2 million for TAM). Members of our frequent flyer programs received their monthly balances and other information by e-mail and can access their data and redeem awards through our websites. In addition, we have an active online marketing program which brings visitors to the website from search engines and travel –related websites.

We are also developing several multi-platforms projects to improve passenger experience, both pre-and post-flight. We are continuously improving our website in order to more efficiently communicate flight status information, including information on available alternatives in case of change of schedules or other flight alterations. Another innovation is a smartphone app that enables both flight status verification and check in, providing an accessible electronic boarding pass to the passenger. To this date the app has over 1 million downloads in 20 different countries. Introduced in 2008, e-tickets have been issued for most LATAM routes and during 2010 we completed the implementation of interline e-ticketing with all of our oneworld® partners. By the end of 2013, we introduced electronic boarding passes accessible on smartphones currently operating in 72% of LAN routes and 88% of TAM routes.

We are continuously promoting the web-based check-in service for domestic and international flights. This system allows those passengers who are not checking-in bags to go directly to the gate, and the remaining checked-in passengers to leave their bags at a special bag drop counters and proceed to the gate. In addition to web-based check-in, we have self-check kiosks in Chile, Peru, Argentina, Ecuador, Venezuela, Uruguay, Brazil, Germany and Colombia. As of December 31, 2014, the airport kiosks and web check-in have high utilization rate in domestic routes of all countries (82% in Chile, 80% in Peru,70% in Ecuador, 65% in Argentina,60% in Brazil and 58% in Colombia).

LAN.com received “eCommerce Award Latam 2014” in Tourism. Additionally, TAM received the award Top of Mind Internet – DataFolha/UOLTravelers’ Choice Favorites - TripAdvisor® and LAN received an award in the airlines category “Company with the best online reputation” by the Mercado magazine in Argentina.

Our city ticket offices support the growth of ours operations, establishing a sales and service channel. We have approximately 100 city ticket offices, 78 airport ticket offices, 9 stands and 47 kiosks. In addition TAM significantly expanded its TAM Viagens store chain through franchises in the main cities across Brazil. LAN also expanded it direct channels through 27 general franchise sales agencies. We are developing a service system with a dedicated lobby to helps us deliver a better service to our customers and to promote the self-service in ours stands. Aiming to promote the e-Business channel, in almost all countries we charge a fee to customers for sales completed through our ticket offices or call centers, leaving the Internet as the only free-of-charge distribution channel.

Our contact-centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian) and handling more than 46,500 calls/contacts per day, which mainly originate from the regions where we fly (South America, North America, Europe and Australasia). We also have third-party service providers located in Santiago, Lima, Buenos Aires, Bogotá, Florianopolis and Sao Paulo.

Frequent Flyer Programs

During the year 2014, both LAN and TAM operated their loyalty independent programs, LANPASS and TAM Fidelidade, respectively, even though passengers enrolled in both programs were able to accumulate and redeem kilometers/points on any flight of the network managed by the two airlines and their associates.

Additionally, LATAM continued working on the cross recognition of these programs to offer its members similar features and benefits, in line with the process of harmonization of operations in which the company is committed in all areas. The initiatives include cross level recognition of all members, for example, by allowing LANPASS members to upgrade on TAM flights and TAM Fidelidade members to upgrade on LAN flights, in addition to having the same services at the airport, among other advances.

TAM joined the oneworld® alliance on March 31, 2014 and TAM Fidelidade customers, as LANPASS customers, are able to accrue points and redeem flights on oneworld® carrier flights.

During 2015 LANPASS and TAM Fidelidade will continue their programs harmonization efforts and will offer new cross benefits for their members.

LANPASS

LAN’s frequent Flyer Program, is a key element of LAN’s marketing and loyalty strategy. The objective of LANPASS is to reward customer loyalty, and as a consequence, generate incremental revenue and customer retention. Worldwide, as of December 31, 2014, LANPASS had 9.8 million members, an increase of 15% than last year.

LANPASS members earn LANPASS kilometers in their accounts based on distance flown, class of ticket purchased and the elite level, or by using services of other partners in the LANPASS program. Customers can redeem kilometers for free tickets or other products in an online catalogue. Under our current frequent flyer program, our passengers are grouped in four different elite levels based on their flying behavior: Premium, Premium Silver, Comodoro and Black. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in. These categories have their equivalent in the OneWorld alliance: Ruby for Premium, Sapphire for Premium Silver and Emerald for both Comodoro and Black.

In 2014 LANPASS had an increase of 18% in kilometers redeemed in award tickets, and 42% kilometers redeemed in non-flight products. LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina Uruguay, United States and Colombia, including Banco de Bogotá and Occidente, who are both members of Grupo Aval. These partnerships give our customers the opportunity to earn additional kilometers for using their services. Regarding Chile, in 2014 Santander and LANPASS renewed its exclusive co-branding agreement for 5 more years, from 2016 to 2020, continuing a union which for 20 years has allowed thousands of members to accumulate kilometers to travel to Chile and the world.

In the non-banking segment, LANPASS continues to leverage its member’s purchase behavior to partner with leading players in the markets and become the most attractive loyalty program in the home markets. In past years, LANPASS has entered into new industries, such as retail, supermarkets, automotive, real estate, drugstores and health care centers.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past few years, LAN has implemented a number of marketing initiatives to increase customer’s engagement and activity with the program in all of its markets. In 2014, membership in LANPASS continued growing by 28% in Chile, 21% in Perú, 20% in Argentina, 7% in Ecuador, 10% in Colombia and 5% in the U.S.

TAM Fidelidade

TAM’s frequent flyer program, TAM Fidelidade, was the first loyalty program launched by a Brazilian airline and represents a key element in TAM’s marketing strategy. LATAM believes TAM Fidelidade, as well as LANPASS, is one of the most flexible loyalty programs in the market because it imposes no restrictions on flights or the number of seats available when members redeem accumulated points. TAM Fidelidade currently has more than 11.7 million members, which represents an increase of 8% compared to the 10.9 million members in 2013.

Similarly to LANPASS, members of TAM Fidelidade receive benefits and increased points for miles flown depending on their elite level; allowing them to accrue redeemable points for free travel more quickly. TAM Fidelidade customers are classified in four different elite levels Azul, Vermelho, Vermelho Plus and Black, being their equivalent in the oneworld® alliance: Ruby for Azul, Sapphire for Vermelho and Emerald for both Vermelho Plus and Black.

Multiplus

In 2009, TAM launched Multiplus, a company designed to create a broader network in which TAM’s customers can earn points through the TAM Fidelidade Program. Multiplus is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies, not just TAM. We believe this expanded network helps to capture and retain customers and increase sales. It is attractive to our less frequent flyers because it allows them to accrue loyalty points in many ways besides flying. At the end of 2014, Multiplus had more than 400 partners and approximately 13.8 million participants that can accrue Multiplus points directly (Tam Fidelidade, cobranded cards, app, etc.) and indirectly (by transferring points from a partner program) in over 13,000 retail establishments.

Multiplus became a publicly traded company in Brazil, following its initial public offering in February 2010. TAM continues to own 72.4% of the ordinary shares of Multiplus.

On December 10th, 2009, Multiplus entered into an Operating Agreement with TAM Linhas Aéreas (TLA), which established the terms and conditions governing the relationship with TLA and become effective as of January 1st, 2010. Under the Operating Agreement, Multiplus became responsible for, among other duties, processing information on accumulating and redeeming points under the TAM Loyalty Program and delivering awards to the members of said program, in accordance with the rules of the TAM Loyalty Program and the Multiplus network. The Operating Agreement is valid for 15 years.

On March 1, 2013, the companies approved a new amendment to the Operating Agreement (“11th Amendment”), effective as of June 1, 2013. This amendment extends the previously existing terms and conditions, but includes a more objective procedure for setting the ticket acquisition price to be paid by Multiplus and the point price to be paid by TLA. The amendment sets a fixed price to be paid by Multiplus during the initial transition and assessment phase, lasting from June 2013 until June 2014, such price being approximately 3% higher than the average price assessed in 2012. After this transition and assessment phase, the price to be paid by Multiplus per 10.000 points is adjusted to reflect the price variation of airline tickets in the market, but subject to a cap and floor of 5%. In case of major changes in the airline industry, the companies will have the right to negotiate in good faith a fair solution that takes into account such industry changes.

The remaining provisions established in the original Operating Agreement, including, without limitation, those relating to reciprocal exclusivity, term of effectiveness and situations for termination with or without cause, remained, in their essence, unchanged.

Cargo Operations

International and domestic cargo is operated by subsidiaries and affiliates under the LAN Cargo and TAM Cargo brands, which have significant market recognition. Our cargo business generally operates on the same route network used by our passenger airline business. It includes approximately 143 destinations, of which approximately 135 are served by passenger and/or freighter aircraft and approximately 9 are served only by freighter aircraft.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	2014	2013	2012
ATKs (millions)	7,219.7	7,651.9	6,449.5
RTKs (millions)	4,317.2	4,446.7	4,044.5
Weight of cargo carried (thousands of tons)	1,102.2	1,146.6	1,154.0
Total cargo yield (cargo revenues/RTKs, in US cents)	39.7	41.7	43.2
Total cargo load factor (%)	59.8%	58.4%	62.7%

We derive our revenues roughly equally between the transport of cargo as follows:

In the bellies of our passenger aircraft. We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy to increase our competitiveness by enhancing our belly offering.

In our own dedicated freighter fleet. As of December 31, 2014, our dedicated freighter fleet consisted of 11 Boeing 767-300 freighters, with a capacity for 58 structural tons (52.7 tonnes) of freight each, and four Boeing 777-200 freighters, with a capacity of 102 structural tons (102 metric tons) of freight each. The aforementioned 11 Boeing 767-300, that considers two freighters sub-leased to an operator outside of Latin America, represents a decrease of 1 such aircraft relative to December 31, 2013. An additional 767-300F was also leased to the same operator and it is scheduled to leave our fleet during the first quarter of 2015 as part of our freighter fleet optimization program. Under this initiative, our freighter fleet was resized according to both the strategic objective of supporting our belly business and the need to maximize profitability. In Latin America, the principal origins of our cargo are Chile, Colombia, Perú, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. This demand is mainly concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile and asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia.

For our southbound flights, Brazil is the main import market. Southbound demand is mainly concentrated in a small number of product categories including high-tech equipment, electronics, auto parts and pharmaceuticals.

Brazil is the largest of our cargo domestic operations where TAM Cargo remains the market leader, carrying cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. In order to maintain its leadership, TAM Cargo continues to invest in infrastructure, service and security in key cargo terminals.

The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods transported by air to Latin American countries.

Our international cargo operations are headquartered in Miami. This geographical location is a natural gateway for Latin American imports and exports to and from the United States. During 2013, LAN Cargo signed a contract with Miami Dade County to lease 66,000 square-feet to build a maintenance hangar with capacity to service a Boeing 777-200 freighter. Construction is underway and completion is expected for late 2015.

We transport cargo to and from six destinations in Europe: Amsterdam, Frankfurt, London, Madrid, Milan and Paris. The last five we serve via passenger aircraft, and additionally we serve Amsterdam and Frankfurt through freighter operations.

The evolution of our international cargo operations has always been affected by the flow imbalances of the Latin American cargo markets, resulting in a dramatic shift in the relative weight of southbound and northbound cargo flows throughout the years. We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions.

During 2014, cargo traffic decreased 3.3%, reflecting a challenging scenario in Latin American cargo markets mainly due to a decline in demand on routes from the U.S to Latin America, especially Brazil, which was affected by the FIFA World Cup, uncertainty surrounding presidential elections and lower economic growth. Additionally northbound demand was affected by a significant contraction of seed exports from Chile, partially offset by strong asparagus, flowers and fresh fruit export seasons.

Competition increased in the region as international and regional carriers added idle capacity to service cargo operations. Despite this increase in competition, we have been able to maintain solid market shares through an efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, AVIANCA Cargo, Atlas Air and American Airlines. On the Latin American-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair, and Emirates Airlines.

Cargo Agreements

During 2014 we signed two Enhanced Cargo Transfer and Service Agreements with Korean Air and Cathay Pacific which aim to achieve more seamless interline transfers and improved service eventually leading to a larger Asia-Latin America market share, greater customer loyalty and improved belly load factors. We also have interline, code-sharing and other commercial agreements with other Asian carriers such as JAL, China Airlines, Air China and Nippon Cargo Airlines. Under these agreements we receive space allocations to move our cargo from the main gateways in Asia to hubs in the United States—Los Angeles, New York, Miami- and also in Europe where we can connect with our cargo network. In exchange, we provide these airlines with space from these same hubs in the United States and Europe to all Latin American destinations and also provide them with westbound cargo.

Since 2002, LAN Cargo and Lufthansa Cargo have operated pursuant to a block space agreement covering Europe and Latin America. As part of this agreement, we allocate space to Lufthansa Cargo on our flights between Frankfurt and Santiago, and Lufthansa Cargo allocates space to us on its flights between Frankfurt and Brazil.

Marketing and Sales

Our sales and marketing efforts are carried out directly where we have a local office, or through general sales agents. In Latin America we have our own offices in all key markets. In the United States, we have offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe, we have offices in Frankfurt, Amsterdam, Madrid and Paris and use agents in other key cities. In Asia, we added a new office in Hong Kong, and in other cities our sales efforts are conducted through general sales agents. In total, we maintain a network of more than thirty independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes the combination of our unique freighter and passenger aircraft cargo network, which offers a wide variety of reliable cargo routing possibilities with different pricing options; a strong connectivity to, from and within Latin America and a clear focus on providing a high-quality service for our clients. Our offering allows our customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments, and other types of cargo.

During 2014 we focused on various aspects of our value chain to improve our customer experience. We improved connectivity and reception times at several key hubs, we became more electronically integrated with customers providing more accurate and timely information and we continued to improve our customer service through consolidation of our worldwide customer care teams and continuous improvement initiatives at our contact centers. Additionally we launched and improved specific products in certain routes, such as our Pharmaceuticals offering in the European market, providing our customers with a better air cargo service.

Cargo Related Investigations

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2014, we operated a fleet of 327 aircraft, comprised of 313 passenger aircraft and 13 cargo aircraft, as set forth in the following chart:

	Number of aircraft in operation			Average term of	Average age (years)
	Total	Owned(1)	Operating Lease	lease remaining (years)
Passenger aircraft(2)
Airbus A320 Family Aircraft
Airbus A319-100	52	40	12	5.4	7.8
Airbus A320-200	158	95	63	3.3	6.7
Airbus A321-200	21	18	3	7.4	2.7
Airbus A340 Family Aircraft
Airbus A340-300	3	3	0	0.0	13.9
Airbus A340-500	0	0	0	0.0	0.0
Airbus A330-200	13	8	5	1.8	10.5
Boeing Aircraft
Boeing 767-300ER	38	34	4	3.8	6.9
Boeing B787-800	10	6	4	11.1	1.1
Boeing B777-300ER	10	4	6	4.0	3.7
Dash Aircraft
Dash 8-200	7	2	5	0.8	17.2
Total passenger aircraft	312	210	102	3.9	6.8

Cargo aircraft
Boeing 767-300 Freighter (3)	11	8	3	1.9	10.5
Boeing 777-200 Freighter	4	2	2	2.3	4.0
Total cargo aircraft	15	10	5	2.1	8.5

Total fleet	327	220	107	3.8	6.9

(1)	Aircraft included within property, plant and equipment.
(2)	All passenger aircraft bellies are available for cargo.
(3)	In 2014, two cargo aircraft Boeing 767-300 Freighter were subleased to a third party.

The daily average hourly utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below.

	2014	2013	2012(1)
Passenger aircraft
Airbus A340-300	6.7	5.8	13.9
Boeing 767-300 ER	10.5	10.1	12.1
Boeing 787	10.5	5.6	3.7
Airbus A320 Family	9.8	10.3	10.2
Boeing 777	12.9	13.6
Airbus A330	7.0	10.3
Cargo aircraft
Boeing 767-300 Freighter	7.9	8.3	13.5
Boeing 777-200 Freighter	10.9	11.0	14.1

(1)	2012 does not include aircraft used in TAM’s operations.

We operate different aircraft types as we perform various different services ranging from short-haul domestic and regional trips to long-haul trans-continental flights. We have selected our aircraft based on the ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights we principally operate the Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to operating leases or has been purchased directly from Airbus pursuant to various purchase agreements since 1999.

For long-haul passenger and cargo flights we operate the Airbus A330-200 aircraft, the Airbus A340-300 aircraft, the Boeing 767-300 passenger and cargo aircraft, the Boeing 777 passenger and cargo aircraft and, since the fourth quarter of 2012, the Boeing B787-816 aircraft.

Fleet Leasing and Financing Arrangements

LATAM’s financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure operating leases. As of December 31, 2014, LATAM had 327 aircraft, of which one each were in the redelivery process, in storage and on ground, resulting in 324 aircraft in operation. Of these aircraft, 161 are operated by LAN and 163 aircraft are operated by TAM.

As of December 31, 2014, LATAM’s operating fleet was comprised of 203 financial leases, 17 tax leases, 99 operating leases and 5 aircraft as loan guarantees. Most of the LATAM’s financial and tax leases are structured for a 12 year period. LATAM has 44 aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 80 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s operating lease maturities range from 3 to 12 years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or group of banks) as counterparty; however, the latter has also a third party involved. In terms of interest rate, 68.2% of our aircraft debt has fixed rate and the balance has floating rate debt based on USD LIBOR. During 2014, LATAM refinanced all of its Boeing deliveries for the year with EX-IM guaranteed bonds.

Going forward, LATAM will be the entity that takes delivery and act as the lessee on all related leases of all aircraft for the group and has the ability to sublease them to other airlines of the group.

In order to reduce TAM’s balance sheet FX exposure to the Brazilian real, LATAM plans to transfer the majority of the TAM aircraft under financial leases up to the LATAM level. As of December 31, 2014, 33 aircraft were transferred to LATAM which helped to reduce the exposure to less than US$ 1 billion.See “Item 5—B. Liquidity and Capital Resources—Sources of financing” and “Item 5—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

Maintenance

LATAM’s Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our entire fleet of Airbus, Boeing and Bombardier aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

LATAM Line Maintenance

Our Line Maintenance Network operates in all the cities where LATAM operates, serviced by LATAM Maintenance staff in North and Latin America, and a mixed capacity between LATAM staff and external qualified outsourced providers in the rest of the world. LATAM Line Maintenance performs minor preventive and corrective maintenance tasks, which allows us to operate to all our destinations ensuring a safe operation of our aircraft and the compliance with local authorities’ regulation and the approved maintenance plans for each model.

Our Line Maintenance Network comprises 133 stations in South America, 40 in North America and 17 in Europe and Oceania, which produced up to 2.4 million man-hours in 2014. Throughout the Network, Santiago, Sao Paulo and Miami are among the most extensive stations servicing our passenger and cargo fleet.We rely on third party services for certain maintenance support for our aircraft and engines, where we have long term partnerships with Lufthansa Technik, International Aero Engines, CFM International, Pratt & Whitney, General Electric and Air France KLM.

In 2014, we continued with the implementation of the LEAN philosophy in our engineering and maintenance organization, achieving results in reliability, availability and productivity. As part of this effort, we introduced iPads in our Santiago operation to allow a faster resolution of technical disruptions and to optimize resource management. Also, we launched an initiative to consolidate all LATAM technical documentation in one single portal, which can be accessed by mobile devices in any of our maintenance stations, which we expect to have up and running the first half of 2016. Finally, we continued with our continuous improvement program to encourage our staff to suggest and implement ideas that result in a safer workplace and more efficient processes.

All of our maintenance operations are supervised by the local authorities around the network, such as DGAC in Chile and ANAC in Brazil.These operations are subject to several recurrent external audits from civil aviation authorities and international entities, such as FAA, The International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others, in order to strictly comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals.

To ensure the best capabilities in our personnel needed for safe, accurate and on-time Line Maintenance, LATAM seeks to improve the technical, aeronautic regulatory, safety and documentation skills of its personnel. This is possible through their participation in extensive training programs at Technical Training LATAM Center and specific training programs designed and dictated by our partnerships. Also, the Fleet and Engineering teams participate actively in the periodical airline Fleet Reliability meetings, where we share best industry practices and updates of the latest Line Maintenance trends and top technical issues.

LATAM MRO

LATAM MRO Business Unit is responsible for our heavy maintenance (airframe) and components shops facilities that are equipped and certified to service our fleet of Airbus and Boeing aircrafts. One two MRO facilities, one in São Carlos (Brazil) and one in Santiago (Chile), provides 75% of all heavy maintenance services the entire group of airlines demands. The services not executed internally are contracted between our extensive network of MRO partners around the globe. Both MRO facilities are FAA Part-145 certified repair stations .We occasionally perform certain heavy maintenance and component services for other airlines or OEMs. LATAM MRO is also responsible for planning and execution of aircrafts redeliveries.

In MRO São Carlos (TAM MRO) we are prepared to service up to 9 (nine) aircrafts (narrowbody and widebodies) and 2 (two) regional/turboprop aircrafts simultaneously, with a dedicated hangar for stripping and painting. In that facility we also have 22 technical components shops, including full Landing Gear repair & overhaul shop, Hydraulics, Pneumatics, Electronics (ATEC), Electrical Components, Electroplating, Composites, Wheels & Brakes, Interiors and Emergency Equipment shops. This facility is also known as “São Carlos Technological Center” and has its own total area of 400 ha and hangar area of 100,000 m², with a dedicated runway of 1,720 meters. MRO São Carlos is certified and audited by major international aeronautical authorities such as FAA (USA), EASA (Europe), ANAC Brazil, DGAC (Chile), ANAC Argentina, DGCA (Ecuador), DINAC (Paraguay), TC (Canada), among others, for Heavy Maintenance and Components Repair and Overhaul for Airbus A-320 family (A318, A319, A320 & A321) and Airbus A330, Boeing 767, ATR-42/72, and Embraer E-Jet 170/190 families. The MRO also has some minor capabilities for repair and overhaul of Airbus A340 and Boeing 777 components. MRO São Carlos includes its own support engineering capabilities, a full technical training center which develops MRO’s capabilities in terms of human skills with more than 6,000 students and 90,000 hours of training in 2014 providing 80 different basic courses, on-the-job training and special training such as structural, avionics, foreign language and leadership training and education.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have 2 hangars capable of servicing simultaneously 2 (two) widebody aircrafts and 1 (one) narrowbody aircraft in LAN Maintenance Base. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC (Chile), ANAC Argentina, DGCA (Ecuador), among others for Heavy Maintenance for Airbus A320 family (A319, A320 & A321), Boeing 767 and 787. MRO Santiago has 8 (eight) shops prepared to support hangar activities, to designing and manufacture galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including sophisticated IFE (in-flight entertainment) equipment, and blended winglets in the Boeing 767 fleet.

In 2014, we focused on the consolidation of the integration of MRO capabilities and processes started in 2013. In 2014, LATAM MRO effectively applied 2.5 million man-hours, serviced 274 aircrafts, including C, D and Special Checks for LATAM fleet and for third party customers, delivered approximately 60,000 components and performed 15 landing gear overhauls. In 2014, LATAM MRO serviced almost 100% of all LATAM’s Airbus A320 family and A330 demand for Heavy Maintenance, and 75% of demand for Components Repair & Overhaul. LATAM’s external maintenance and repair customers include Azul, Trip, Avianca, the Brazilian Air Force, Embraer, Goodrich, and Hamilton Sundstrand, among others.

In 2011, we started a turn-around process to achieve international MRO competitive standards in terms of costs, quality, reliability and time of deliveries (TAT). In 2012 we began to implement the LEAN system and other activities, including continuous process improvement culture, redesign of the production methodology in productive cells and scheduling of task through CCPM methodology (Critical Chain Project Management), development of shop-floor control systems and carry out VSM process modeling for Landing Gear shop. 2013 was the year of consolidation of these initiatives and in 2013 we accomplished a significant 7% reduction in turnaround times, increased on time performance and improved quality of our services (as measured by reductions in post-check failures and premature components failures). In 2014, we celebrated our achievement of one year without any accidents with lost days in MRO São Carlos and reduced the accidents in MRO Santiago by 40%.

LATAM Safety and Security

Our most important priority is the safety of our passengers and employees. LATAM has been working to standardize LAN and TAM’s operational indicators regarding safety, audits and emergency response. This process of identifying synergies in LAN and TAM’s operational indicators has led to opportunities to improve processes and standardize operational processes and audits.

Prior to the combination, both LAN and TAM had internal divisions in charge of the management of safety and security matters related to Flight Operations, Operative and Administrative buildings, Organization and Coordination of Emergency Response matters, Safety and Security Audits and Safety and Occupational Health. Today, the diversions that support these functions - -: Safety Management, Security Management, Emergency Response Management, Safety & Security Audit Management and Safety and Occupational Health Management– function on the basis of uniform policies and procedures.

Safety Management

We give high priority to providing safe and reliable air service. We have unified our Safety Management under a single organization that is responsible for defining the processes and procedures for the LATAM SMS and for oversight for the subsidiaries that apply and implement those processes and procedures.

LAN and TAM have documentation regarding SMS that provide clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure in the airline.

Both systems are IOSA certified and have a Safety Senior Manager who is responsible for each system implementation and for setting standardized procedures for measuring the quality and safety of services provided by companies or professional contractors that affect the operational safety of this organization.

Our corporate operational safety organization consists of three main areas:

•	Risk Management, which is responsible for identifying hazards, assessing the risks involved and coordinating with operational areas (flight, maintenance, and ground and cargo operations). Risk Management operates the hazard identifying tools implemented in LATAM Airlines Group (Reports, Investigations, Change Management, Audits, LOSA and Flight Data Analysis).

•	Safety Assurance and Safety Promotion, which is responsible for managing all Safety Indicators for visualizing the performance of operational areas regarding Safety, and for promoting a Safety Culture through communication and training.

•	Technical Support, which is responsible for the maintenance of all software that is required to support the other areas, principally Flight Data and Safety Management in the AQD.

The Risk Management division has the following organization:

Flight Data Monitoring

The Flight Data Monitoring area is responsible for the maintenance and administration of recorded flight data and safety-related databases and software.

Flight Operations Quality Assurance—“FOQA” : LATAM has a Flight Data Monitoring (“FDM”) program implemented for collecting, processing and analyzing all flights for all LATAM’s fleet in all his AOCs. This program utilizes the data to produce statistical information to verify that recommended standard operational procedures are correctly done, and make changes if required as well as other safety-related measures. We have started the development of a maintenance variation for the same aircraft types which will monitor the engines, flight controls and general performance of the airplanes.

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

Investigation & Safety Information Management Coordination

All information regarding safety-related incidents is entered into dedicated software, where it is analyzed according to potential risk. Important incidents are investigated thoroughly. Each particular incident requiring corrective actions is addressed accordingly with the assistance of the corporate operational safety directory.

LOSA—Line Operations Safety Audit Coordinator

This program is recognized by the International Civil Aviation Organization (“ICAO”) and the National Civil Aviation Agencies, both of which oversee our operations, as a necessary tool for protecting passengers and employees.

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

Security Management

The main policy and the essential principle of the Company is to ensure adequate security protection for all of its flights, aircraft, passengers, crew members, ground personnel, airport facilities and other services related to the commercial civil aviation against any threat or unlawful action.

We have implemented corporate policies and a quality management system through the planning of audits and inspections to detect any lack of security in our operations and to prevent acts of unlawful interference. Risk analysis is used to determine different levels of security to be implemented in international and domestic operations.

Security Corporate Managers in LAN and TAM have the responsibility of evaluating, analyzing and assigning risk levels (high, medium, low) to international and domestic operations, and proposing security procedures for each scenario. The security management is controlled and audited constantly.

Emergency Response Management

The emergency response management team is responsible for the administration of the Emergency Response Plan (ERP). It has been developed for the effective management of different kinds of emergencies (aircraft accidents, natural disasters, strikes, pandemics) with the purpose of mitigating impacts of emergencies on passengers and their relatives, as well as the Company’s operations. The ERP includes, among others, Emergency Process and Procedures, Emergency control centers, Relatives & Passengers Assistance Team, Notification Team, Aircraft Recovery, and a “Go Team” which is a special team that will be dispatched in the case of an emergency and will assume the responsibility of emergency management.

Safety and Security Audit Management

The Safety and Security Audit Management area has the mission of advising senior management on issues related to plan and control, design, implementation, maintenance, documentation and observation of the improvement of the LATAM Safety and Quality Management System. An annual audit program of the operational processes is coordinated and carried out ensuring that the internal auditors follow the Quality System procedures and detect proactively the way to address any possible untreated risk.

Safety and Occupational Health Management

The main objective of the Safety and Occupational Health Management program is to ensure the safety and health of workers at work, by advising, managing and helping the company prevent occupational accidents and diseases through the identification and control of occupational hazards and medical surveillance. The foregoing objectives are satisfied through a dedicated team of professionals (engineers, doctors, risk prevention experts and paramedics), who constantly develop activities aimed at protecting LATAM employees.

Fuel Supplies

Fuel costs comprise the single largest category of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations. On the other hand, in the year 2014 due to the significant drop in the international price of crude oil, LATAM has seen also a drop in its Jet fuel costs. In 2014 total fuel costs represented 34.9% of our total operating expenses. The into-wing price for 2014, (average fuel price plus taxes and transportation costs, including hedge) was US$3.36 per gallon, representing a decrease of 3.4% from the 2013 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31, (1)
	2014	2013	2012
Fuel consumption (thousands of gallons)	1,219,882.7	1,266,718.6	948,419
ASKs Equivalent (millions)	206,197.9	212,236.8	161,207.6
Fuel consumption (thousands of gallons) per ASK Equivalent (millions)	59.2	59.7	58.8
Total fuel costs (US$ thousands)	4,170,848	4,414,249	3,434,569
Cost per gallon (US$)	3.42	3.48	3.69
Total fuel costs as a percentage of total operating expenses	34.88%	34.97%	36.41%

(1)	See “Item 5. Operating and Financial Review and Prospects—Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2014 compared to year ended December 31, 2013”. Total fuel costs (US$ thousands) include Hedging gains/losses.

Our fuel supply arrangements vary by airport and are distributed among 29 providers, but are mainly concentrated in Brazil (43%), Chile (13%), United States (12%) and Perú (10%). During 2014, we negotiated our fuel supply in major European, North American and South American airports. We also negotiated around 15% of our fuel supply in Santiago and most of the regions of Chile.

In 2014, we also signed a long term contract with Pure Biofuels in Lima and with Puma Aviation in Asunción, Paraguay. In North America our main airports are Miami and New York, where we signed contracts with WFS securing our supply in complex markets.

In Argentina, Brazil, Colombia, Ecuador, Mexico, Paraguay and Uruguay, we continued working with our current suppliers (including Raizen/Shell, YPF, Petrobras, Petro Peru,Repsol, Petroecuador, Terpel, Axion, among others.) regarding our fuel supply arrangements in these countries and many of these supply agreements will be negotiated during 2015.

Ground Facilities and Services

Our main operations are based at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities at the Comodoro Arturo Merino Benítez International Airport pursuant to concessions granted by the DGAC. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta and Punta Arenas) and Argentina (Aeroparque) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.

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

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, duty-free in-flight sales, other maintenance, storage and customs, handling and activities and revenues of Multiplus. In 2014, LATAM generated other revenues of US$378 million from ancillary activities.

Insurance

We maintain insurance policies as required by law and in accordance with the terms of all aircraft leasing agreements which LATAM and their affiliates and subsidiaries may own or we are responsible for or operate, including TAM and its affiliates and subsidiaries. The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground. Our current policies, which are in force through April 1, 2015 and are renewed annually, follow the best practices adopted by the international civil aviation industry.

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

Information Technology

Passenger Service Systems

As part of the Single Agenda of Transformation of the Customer Experience at LATAM, we have redefined our travel experience model and will continue to redesign our passenger service systems with the aim of providing a unified experience to our customers. Since the association between LAN and TAM was announced in 2012, a series of projects have been implemented to foster company among customers the perception that they are a single company offering equivalent services. Intense efforts have been made to standardize processes such as passenger recognition, attention at contact centers, sales offices and airports, in-flight services, e-commerce, loyalty programs, etc. However, many of these efforts are partial pending full unification of the two companies’ processes and systems, which is still ongoing.

In 2014, we redefined our travel experience model was based on the needs of our target customer, reinforcing six key elements:

•	Transparency of information;

•	Early solutions;

•	Passenger choice;

•	Digital simplicity;

•	End-to-end rapidity; and

•	Care for our customer.

All these elements call for the development of new processes with strong technological support. This, in turn, requires a robust and consistent technological model meets the new standard of service we offer to passengers and guarantees the continuity of business processes.

In order to address this challenge, we drew up an aggressive and robust three-year plan of work, with focus on the customer throughout 2015. This plan includes the design of new processes and selection of the definitive platforms that will be part of LATAM Group’s new solution. Under this plan, we will review the current status of each area of work involved in the travel experience, compare it to the desired technological end state, and establish a roadmap that is consistent with both customer perceptions and internal processes. Examples of the many areas of work to be considered include:

•	Boosting the passenger mobile and web applications, into which almost all the processes used by our customers can gradually be included, in accordance with the concept of self-management and simplicity;

•	Mobile application for personnel in contact with customers both at the airport and through in-flight services, with online provision of the information required to offer the best passenger service from any location;

•	Management of contingencies, providing information tools to both the customer and our contact personnel, notification of passengers through special channels, information about flights and contingencies at all times, self-management of flight options and automatic reassignment tools;

•	Airport self-service both at multi-function kiosks and in baggage self-labeling processes;

•	Unification of the customer database for effective recognition that permits a consistent service;

•	Unification of the LAN and TAM passenger loyalty programs.

Implementation of many of these processes also calls for consistent work to unify customer service support systems. To this end, work has been undertaken to select the necessary end-game tools that meet the identified challenges and is compatible with our technological standards. In furtherance of this goal, we have either selected the best tools already available at LAN or TAM or have opted to implement new tools, in which case a selection process is launched.

The design and implementation of this plan for the next three years form part of the so-called Single Agenda of Transformation of the Customer Experience at LATAM.

LATAM host and digital world

In the case of passenger management systems, LAN and TAM adopted different solutions in 2012 and 2009, respectively.

TAM’s migration to Amadeus in 2009 included standardization of processes and solid preparation of the technological platform for joining Star Alliance in 2010. TAM implemented a complete end-to-end solution with Amadeus, including inventory, bookings, electronic sale of tickets, mobile solutions, kiosk, check-in and loading solutions.

LAN migrated to Sabre in 2012 and similarly focused on improving processes and a robust solution. The scope of Sabre’s implementation included inventory, bookings, ticket sales, kiosk, check-in and loading. LAN’s approach differed from that of TAM in that all e-commerce and mobile solutions were provided by partners or developed internally.

After the combination, LATAM decided to unify the Passenger Service Platform in a quest for operational and financial synergies. As a result of this, the project of migration of the current LAN and TAM platforms began in 2014.

This project comprises three phases. The first seeks to evaluate the technical and functional capacities of the partners with which Sabre (LAN) and Amadeus (TAM) were operated and to negotiate better commercial conditions for LATAM. Selection of the supplier will be followed in the second phase by a draft establishing all the requirements and the implementation plan and, once this has been completed, announcement of the Go Live date. Finally, the third phase consists in the project’s implementation.

LATAM has announced that, in parallel with the migration of the passenger service platform, it will make an important investment in its digital platform as part of its strategy to improve services and its customers’ travel experience. Through innovation and best practices, the digital platform will be enhanced, focusing on the business priorities for e-commerce and mobile solutions.

Maintenance

In 2010, after a 2.5-year implementation process, LAN started production of the MXI (Maintenix) solution for maintenance of its fleets in accordance with aviation regulation. This solution integrates Maintenance and Procurement and Logistical Management of Components (parts and spares) processes in a single IT tool.

In 2010, TAM evaluated adoption of the same solution but postponed its implementation.

In 2013, TAM began implementation of a 2.5-year Maintenix implementation project that is scheduled for completion by the end of 2015. This project includes standardization of LAN’s and TAM’s maintenance processes, permitting optimization of stocks of components and seeking to take advantage of synergies in the maintenance process, while operational safety remains the key pillar of its implementation. This solution also takes into account the specific nature of financial, accounting and tax processes in Brazil.

ERP LATAM

In January 2015, the SAP platform (ERP ECC 6.0, EHP 3.0) was implemented at TAM, adapted to Brazil’s financial and procurement needs. This project forms part of LATAM’s IT strategy, defined in 2012 and known as PMI (Post Merger Integration), which contains the roadmap for integration of all LATAM’s systems.

This project implements unification of the company’s information systems and the integration of LATAM Group’s finance and procurement processes standardizes the technological platform for these processes and consolidates the Group’s organizational structure, implying better control mechanisms and a greater analytical capacity to support decision-making.

The project is currently at the stage of stabilization and transfer of control to the SAP team which will be responsible for business continuity and support.

Implementation of another PMI project also began in the last quarter of 2014. This consists in the integration of LATAM Group’s human resources processes and technological platforms. Its aim is to implement in TAM the SAP modules for Payroll, Personnel Administration, Organizational Development, Compensation, Recruitment and Selection. This project is scheduled to be in operation in the second quarter of 2016.

Central IT

At the level of central IT infrastructure, a PMI project is currently being implemented to address solutions (servers, communications, network, etc.) that permit operation of the systems which support unified business processes at the LATAM level.

Data Centers and Central Infrastructure: At present, LATAM has two data centers in Chile and two in Brazil. Design of a configuration of two data centers and a DRP for LATAM is expected to be completed at the end of the second quarter of 2015 and their implementation will subsequently begin.

Communications and Telephony

In the case of communications and telephony, the LATAM solution on which work began in 2013 was implemented in 2014. This solution includes links within the two countries, a high-speed Santiago-São Paulo connection, back-up solutions and fixed-line and mobile telephony. At present, LATAM’s principal suppliers are Telefónica, SITA and OI.

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

Route Rights

Domestic Routes. Chilean airlines are not required to obtain permits in connection with carrying passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening the Chilean domestic skies. This was confirmed on November 2013, and it is in force since that date.

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

Argentina is a contracting state and a permanent member of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Argentinean authorities have incorporated into Argentinean laws and regulations. In the absence of applicable Argentinean regulation concerning safety or maintenance, the ANAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

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

Security. On November 19, 2001, the Congress of the United States passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration (“TSA”), which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per round trip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Safety. ANAC requires that all Brazilian aircraft to have a valid certificate of airworthiness issued by ANAC. In addition, ANAC will not issue maintenance permits to a Brazilian airline until it has assessed the airline’s maintenance capabilities. ANAC renews maintenance permits annually, and has approved our maintenance operations. Only ANAC certifies aircraft maintenance services and its personnel.

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

Colombia

Aeronautical Regulation

The governmental entity in charge of regulating, directing and supervising civil aviation in Colombia is the Aeronáutica Civil (“AC”), a technical agency ascribed to the Ministry of Transportation. The AC is the aeronautical authority for the entire domestic territory, in charge of regulating and supervising the Colombian air space. The AC may interpret, apply and complement all civil aviation and air transportation regulation to ensure compliance with the Colombian Aeronautical Regulations (“RAC”). The AC also grants the necessary permits for air transportation.

Route Rights

The AC grants operation permits to domestic and foreign carriers that intend to operate in, from and to Colombia. In the case of Colombian airlines, in order to obtain the operational permit the company must comply with the RAC and fulfill legal, economic and technical requirements, to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes, whose concession is subject to the bilateral instruments entered into by Colombia. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

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

Since October 1997, LAN Airlines S.A. and LAN Express follow a self-regulatory plan, which was modified and approved by the Tribunal de la Libre Competencia (the Competition Court) in July 2005, and further in September, 2011. In February 2010, the Fiscalía Nacional Economica (the National Economic Prosecutor’s Office) finalized the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made

As a condition to the business combination between LAN and TAM in June 2012, the antitrust authorities in Chile and in Brazil each imposed certain mitigation measures as part of their approval of the combination. Furthermore, the combination was submitted to the antitrust authorities in Germany, Italy and Spain. All these jurisdictions granted unconditional clearances for this transaction. The combination was filed with the Argentinean antitrust authorities, which approval is still pending. For more information regarding these mitigation measures please see below:

Chile

On September 21, 2011, the TDLC issued the Decision with respect to the consultation procedure initiated on January 28, 2011 in connection with the proposed combination. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

•	exchange of certain slots in the Guarulhos Airport at Săo Paulo, Brazil;

•	extension of the frequent flyer program to airlines operating or willing to operate the Santiago-Săo Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the combination;

•	execution of interline agreements with airlines operating the Santiago-Săo Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;

•	certain capacity and other transitory restrictions applicable to the Santiago-Săo Paulo route;

•	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;

•	the obligation of LATAM to renounce to one global airline alliance within 24 months from the date in which the combination becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;

•	certain restrictions on codeshare agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or GOL for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements;

•	the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Perú and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LAN;

•	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;

•	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;

•	certain restrictions regarding incentives to travel agencies;

•	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;

•	certain transitory restrictions on increasing fares in the Santiago-Săo Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and

•	engaging an independent consultant, expert in airline operations, which for 36 months, and in coordination with the FNE, will monitor and audit compliance with the conditions imposed by the Decision.

Brazil

The Brazilian Council for Economic Defense – CADE approved the LAN/TAM combination by unanimous decision during the hearing session of December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was part (Star Alliance or oneworld®); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago do Chile. These impositions are in line with the mitigation measures adopted by the TDLC, in Chile.

C. ORGANIZATIONAL STRUCTURE

LATAM Airlines Group is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by LAN, and by a number of different subsidiaries and affiliates, including TAM. As of January 31, 2015, in the passenger business we operated through seven main airlines: LATAM Airlines Group S.A. (which does business under the name “LAN Airlines”), incorporated in Chile, Transporte Aéreo S.A. (which does business under the name “LAN Express”), a Chilean subsidiary, LAN Perú S.A. (“LAN Peru”), a Peruvian subsidiary, Aerolane, an Ecuadorian subsidiary, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), and Ecuadorian subsidiary, LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”), a Colombian subsidiary, TAM Linhas Aereas S.A. (“TAM Linhas Aereas”) incorporated in Brazil.).

As of January 31, 2015 we held a 99.90% stake in LAN Express through direct and indirect interests, a 69.98% stake in LAN Peru through direct and indirect interests, a 79.66% indirect stake in LAN Ecuador, a 94.99% indirect stake in LAN Argentina, a 98.81% indirect stake in LAN Colombia and a 100.00% of the non-voting shares of TAM, and 19.42% of the voting shares and 100% of the non-voting of Holdco I S.A., who has the 100.00% of the voting shares of TAM. For a description of the recent combination with TAM, including TAM’s operating structure, see “Item 4.History and Development of the Company—Combination of LAN and TAM.”

The cargo operations are carried out by our subsidiaries and affiliates, including TAM Linhas Aereas and LAN Cargo. The cargo operations are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Aerolinhas Brasileiras S.A. (which does business under the name of “ABSA” and “TAM Cargo”) in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”) in Colombia. As of January 31, 2015, we indirectly held 100% of the non-voting shares and 24.99% of the voting shares of MasAir, 100% of the non-voting shares and 20% of the voting shares of ABSA, and an 90.00% stake in LANCO through direct and indirect participations. TAM holds 100% stake in ABSA. In the cargo business, LATAM markets itself primarily under the LAN Cargo brand internationally and the TAM Cargo brand in Brazil.

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

During 2003, we moved some of our executive offices into a new building in a more central location in Santiago, Chile, where we occupied a total of four floors owned by LAN. To accommodate our growth, we have, since 2005 expanded our offices. In 2005 LAN bought 3 floors, in 2007, LAN leased two floors in an adjacent building (totaling 18,298 square feet), and in 2009, LAN leased additional floors in this building (totaling 12,917 square feet). In 2010, new offices were leased east of Santiago to allow for Company growth and to implement projects such as “Host,” which involves changing our system of reservations, sales, inventory and passenger check-in. We have leased these additional offices since 2010, under a 4-year lease. These additional offices add a total of 19,913 square feet to LAN’s property.

Furthermore, during 2011 we added to our facilities a new 11,840 square feet floor at the Arrau Building located in Santiago, Chile, which we lease for the new facilities of LAN Cargo. We have leased this floor since 2011, under a 3-year lease.

Maintenance Base

Our 877,258 square feet maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 53,820 square feet office building plus a 10,000 square feet office and workshop space. We also lease from the DGAC 193,750 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. Our lease has duration of 14 years.

During 2013, we began to develop a series of infrastructure projects, the most significant of which is the construction of a north platform which allows for an additional 13 new A320 aircraft parking spaces. During 2013, a significant part of this project was completed, including 5 new parking spaces for A320 aircraft. The project is expected to be finished during the third quarter of 2014. Additionally during 2013, parking capacity for vehicles was increased by 135 new spaces.

During 2014 these Facilities were completed and delivered to operation.

Miami Facilities

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us by the airport under a concession agreement. Our facilities include a 48,000 square feet corporate building, a 380,000 square feet cargo warehouse (including a 10,000 square meter cooling area) and a 783,000 square feet aircraft-parking platform, which were constructed and are now leased to us under a long-term contract by a North American developer, and approximately 21,528 square feet of furnished office space. The rent we pay for the use of this space is approximately US$735,000 per month. We are currently negotiating with the local airport authority regarding its construction of a new hangar at the Miami International Airport, which we expect to lease from them when it is constructed.

During 2010, LAN signed a concession agreement with the AMB Property Corporation to add a new cargo warehouse for additional areas for future developments. Our concession has duration of 5 years at a rate of approximately US$215,000 per month.

During 2013, a new project for a Boeing B777 hangar was developed. This project finally received approval from Miami airport authorities in 2014 and should be completed during 2015.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of February 28, 2014, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft.

Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries that operate import customs warehouses, utilizes an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square feet building was developed in conjunction with two other operators. We have leased these facilities since 2004 and we will continue to operate there until September 2015.

LAN Peru’s Property, Plant and Equipment

LAN Peru has approximately 19,000 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 7,000 m2

Sales Offices: 2,000 m2

Concessions airports: 10,000 m2

We also own a 166,840 square feet of land near the Lima airport, where built training facilities for flight and cabin crews of the Company, with capacity for two flight simulators (Airbus A320s and Boeing 767s), facilities for emergency evacuation practice (including pool to practice ditching) and classrooms. In addition, in 2010 we leased a piece of land and hangar inside the Lima airport for our maintenance facilities that was rented to LAN Peru for an initial period of 5 years, which may be renewed. The new maintenance facilities have approximately 3,500 m² of space, a hangar with a covered area of approximately 6,500 m² (space for three Airbus A320s or one Boeing 767) plus an out platform of approximately 3,500 m².

Finally, we are renting eight floors in a building and three floors in another building for our corporate facilities. We are also renting twenty three commercial offices around the country.

LAN Colombia’s Property, Plant and Equipment

LAN Colombia has approximately 27,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 4,500 m2

Sales Offices: 1,700 m2

Concessions airports: 21,300 m2

During 2012, new administrative and operational offices were created in the Logistic center (PARQUE DEL SOL) near the El Dorado airport in Bogota, covering 11,500 square feet.

During November 2013, a new VIP lounge covering 690m2 in the El Dorado Airport in Bogotá was complete.

During 2014 there was a complete renovation of the Hangar Aircraft Parking, which now has space for three A320 aircraft.

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

In 2012, LAN began the construction of new facilities for Andes, a company that performs ground service aircraft handling services for LAN Ecuador and acts as an airport service provider. A new facility for line maintenance and operations was also constructed. Both facilities were built on land concessioner by QUIPORT and were opened during the first quarter of 2013. Further information regarding the size and amount of these investments is detailed in the table below:

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

LAN Argentina has approximately 192,670 square feet built. All facilities are leased and are distributed as follows:

Administrative Offices: 71,042 square feet

Sales Offices: 27,986 square feet

Concessions airports: 93,646 square feet

We also have maintenance base in Argentina with a hangar of 26,900 square feet, 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet. This facility is meant for the parking and maintenance of A320 aircraft and it is capable of providing full maintenance, including C-Checks.

On December of 2012, LAN Argentina launched its new VIP lounge in Terminal B of the Ezeiza Airport. An area of 6,458 square feet was built to house more than 150 passengers, with areas for resting, work, entertainment, bathrooms and shower services.

TAM’s Property Plant and Equipment

Headquarters

TAM’s main facilities are located in São Paulo, in hangars within the Congonhas Airport and nearby. At Congonhas Airport, TAM leases office facilities in converted hangars belonging to INFRAERO (the Local Airport Administrator). These facilities comprise 649,933 square feet.

The Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport, is a separate property which TAM owns, exclusively for the areas of Selection, Medical Service, Training, and Mock-ups, comprising 15,342 m².

Base Maintenance

At Hangars II and V in Congonhas Airport, which TAM leases for approximately R$39,510 and R$52,665 per month, TAM has 15,650 m² of offices and hangars with about 1,050 workstations. This site also houses the areas of Aircraft Maintenance, Procurement and Logistics of Aeronautical Materials, and Retrofitting.

Other Facilities

In São Paulo, TAM has other facilities such as: Commercial Headquarters, an old Pantanal office, located 7.0 km from Congonhas Airport, with 540 m² leased area and about 94 workstations; Uniform Building, with 890 m2 and about 10 workstations, exclusive use for storage and delivery of uniforms; and a Call Center Building at Rua Augusta with 110 m2 and about 150 workstations distributed in four floors.

TAM also has the following offices: Multiplus Office, located in Brooklin region, with 800 m2 leased, and approximately 150 workstations; TAM Viagens Office, with 2,800 m2 leased distributed in about 265 workstations; Two Stores of TAM Viagens, at Rua Augusta with 110 m2 leased and about 10 workstations; and at Shopping SP Market with 50 m2 leased and about 5 workstations.

In Guarulhos, TAM has a total area of approximately 12,894 m2 distributed in the Passenger Terminal, Operational Areas such as Check-in, Ticket Sales, Check Out, Operations Areas, VIP Lounges, Aircraft Maintenance, GSE, Cargo Terminal, Distribution Centers, etc. The Cargo Terminal has 164 m2 of office and 15,000 m2 of open area. The Distribution Centre Supplies has 3,030 m2.

TAM has a total of 45 online sites and 10 offline/chartering/high season sites in Brazil. Outside of Brazil, TAM has a total of 30 sites in 6,300 m², including 20 online sites and 10 offline/chartering/high season sites. TAM also has 133 franchised stores of TAM Viagens through Brazil.

New Headquarters

In 2013, TAM finished its project for a new headquarters with an area of 5,066 m², of which two and one-third floors are leased, space for 641 workstations and a total investment of R$12.0 million. The new headquarters is located at the Tower Bridge Building, located in Brooklin region.

We are building a new office with 12,195 m², LATAM will lease 12 floors, to transfer 1100 workstations, in a total investment of R$ 23.9 million. The new office is located at Espaço Empresarial Nações Unidas (EENU), in the Chacára Santo Antonio región. When this Project is finished we will terminate the contract lease of hangar 7 and hangar 8.

Building Improvements

We have approved the “Big Picture” project, which will implement a new plan of occupancy for Hangars in 2 and 5 at Congonhas Airport for approximately 5700 m² and Hangar 3 for approximately 6000 m². These improvements will receive and investment of US$18 million. This project will be completed in the second half of 2015.

New Facilities

TAM concluded several projects for new facilities in 2014, the most significant of which was a new cargo terminal in Manaus that integrates the operations of ABSA and TAM Cargo in the city and has a cargo space of about 4,700 m²; the construction of a new GSE area in Florianópolis with an area of approximately 400 m²; the construction of a new GSE area in Vitória with 255 m² and a new distribution center for supplies in Guarulhos, with an area of approximately 3,035 m². In total, TAM spent approximately R$30 million on these projects in 2014. Additionally we build TPS 3 offices in Guarulhos airport at terminal 3, with 2100 m².

Moreover, TAM has several projects for new facilities in 2014 and 2015, the most significant of which are a new cargo terminal in Guarulhos that integrates the operations of ABSA and TAM Cargo in Guarulhos, with a cargo space of about 15,434 m²; the construction of a new VIP Lounge in Guarulhos Airport with 1,900 m2; investments of R$ 20 million targeted to general improvements of GSE facilities in all Brazilian territory and a new hangar in Guarulhos Airport for narrow and wide body aircraft maintenance. This new hangar is under study but is expected to complete projects still in 2014. The new facilities will receive an investment of R$ 50 million in 2014-2015.

Both Projects were completed and they are already in service. The VIP Lounge was delivered in October 2014 and The New Cargo terminal was delivered in January 2015

In addition, to the projects mentioned above, some large airports in Brazil, including, like Guarulhos, Natal and Viracopos have undergone major structural reforms promoted by the government which required investments of R$ 8,3 for modernization of our facilities. These projects are directly related to the world cup football.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.

The summary consolidated annual financial information as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2012, 2013 and 2014, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2014, approximately 83% of our revenues came from passenger revenues, 14% came from our cargo business, and the remaining 3% from other operating revenues. Other operating revenue consists primarily in revenues generated from tour operator services, aircraft leases, on-board sales, third-party maintenance, ground handling, customs and storage brokerage operations.

Our operating environment in 2014 was marked by continued capacity rationalization in both cargo and passenger operations compared with 2013, coupled with a generally weaker macroeconomic environment in Latin America, including slower GDP growth trends, and weaker currencies in most countries. Additionally our operations were negatively affected by reduced passenger and cargo demand during the FIFA World Cup soccer tournament held in Brazil.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity and the attractiveness of the destinations that we serve. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers, or ASKs, which represents the number of seats we make available for sale, multiplied by the kilometers flown. We measure traffic in revenue passenger kilometers, or RPKs, as the number of passengers on our flights multiplied by the number of kilometers flown. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Finally, we use yield, revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—Selected Financial Data.”

Passenger demand over the past years has been affected as a result of weaker economic environments in some Latin America’s countries, reflected in slower GDP trends and depreciated currencies, and increases in competition from operators to South America and within the region.

During 2014, domestic operations in the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to show moderate growth in terms of traffic and remained very profitable, in spite of the economic slowdown in some countries. Our SSC business grew at a slower pace than 2013, as we increased capacity by only 3.7% as compared to 2013. Nonetheless, the Company was able to stimulate passenger traffic as measured in RPKs by 6.2%, allowing for an improvement of 1.9 p.p. in load factors, reaching 80.5%. However, yields in the SSC domestic markets continue to be under pressure due to the depreciation of local currencies, mainly the Chilean and Argentinian peso which depreciated an average of 15.2% and 48.2% respectively, as compared to 2013. This resulted in a 5.2% decline in revenue per ASK as compared to 2013.

Since we achieved the turnaround in the domestic Brazil passenger operations, we have had a successful and profitable operation. However, the weaker economy in Brazil, the depreciation of the Brazilian real and the impact of the FIFA World Cup in the months of June and July of 2014 have negatively impacted our results. In this context, and in line with the current dynamics of domestic industry, TAM reduced capacity by 1.4% as measured in ASK during 2014. However, even with these circumstances, we were able to increase traffic by 1.1% as measured in RPK further improving our load factor by 2.0 p.p., reaching a high 83.0%. As a result, TAM ended the year with an increase of 2.2% in our revenues per ASK in Brazilian reais as compared to 2013.

The FIFA World Cup soccer tournament took place in Brazil in June and July of 2014 and resulted in a highly complex operation due to the large number of passengers who travelled to these cities on specific dates. Despite the increase in the number of passengers, LATAM’s operating margin during the World Cup period was adversely impacted by approximately between US$ 140 million and US$160 million, mainly due to decreases in traffic and yields as a result of reduced corporate travel, as well as a reduction in leisure demand during the winter holidays, which are usually a period of high seasonal demand. Nonetheless LATAM is very satisfied to have successfully provided a customer-focused operation during this globally high profile and visible event.

In our international operations, we have continued to rationalize passenger capacity in response to a challenging competitive environment and continued pressure on yields. In terms of increased competition, we have seen a significant increase in capacity to the region from airlines from different regions, specifically from North America. Additionally, we had a significant increase in intraregional competition during the year; some operators - formerly domestic operators - strengthened their regional flights; and other operators redirected their capacity from Venezuela to other markets within the region situation. Additionally, the depreciation of some local currencies, especially the Argentinean peso, has adversely affected our international demand. Furthermore Brazilian international passenger results were also affected in July by lower corporate travel to and from Brazil during the World Cup soccer tournament. During 2014, the international business unit decreased capacity by 2.4% while traffic as measured in RPK increased 1.2%, boosting load factors by 3.1 p.p., to 85.4%, resulting in a decrease of 3.2% in the revenue per ASK (RASK).

Overall, LATAM has focused on improving our product and connectivity with international passengers. We have implemented initiatives such as the beginning reconfiguration of the cabins of the TAM B777 fleet to include a fully flat business class, the increased use of B787 aircraft on long-haul routes, and advances in the construction of the main hub of the company at Guarulhos airport in Sao Paulo, where LATAM already moved all of its operations to the new Terminal 3, and where the Company was able to substantially improve its connection times to offer a much more attractive product for its passengers. Additionally, during November 2014, LATAM inaugurated a new VIP lounge at the airport, which is currently the largest in South America and which will also be important in helping the best experience of our passengers.

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

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. In the cargo business, it is important to differentiate between what has been our business northbound - exports from the region to North America and Europe – and our business southbound - imports to the region.

Since 2012, the environment for the freighter business, and therefore for LATAM’s cargo business unit, has been complicated. The global freight markets have remained weak, and Latin America has not been an exception. In addition, freighter and passenger’s operators, have significantly increased cargo capacity in the region. These have put significant pressure on cargo yields.

During 2014, cargo traffic decreased 3.3%, reflecting a challenging scenario in Latin American cargo markets mainly due to a decline in demand on routes from the U.SA to Latin America, especially Brazil, which was affected by the FIFA World Cup, uncertainty surrounding presidential elections and lower economic growth. Additionally northbound demand was affected by a significant contraction of seed exports from Chile, partially offset by strong asparagus, flowers and fresh fruit export seasons.

As a result, the Company continues with a rational and disciplined approach toward freighter capacity utilization, while focused on maximizing the belly utilization of the Company’s passenger fleet. In this regard, in 2014 the Company sub-leased two of its 767-300Fs to another company operating in a different market for a period of three years. An additional 767-300F was also leased to this same operator starting in January 2015. Overall, capacity decreased by 5.6% in the year, resulting in a load factor of 59.8%, which represents an improvement of 1.4 percentage points as compared to 2013. Nonetheless, the 4.8% decline in the cargo yields led to a contraction of the revenues per ATK of 2.5%.

Cost Structure

LATAM Airlines Group’s costs are driven by the size of our operations, fuel prices, fleet costs and exchange rates. Our operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses”, as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance, and other operating expenses. The following is a discussion of the drivers of the most important costs.

As an airline, we are subject to fluctuations in costs that are outside our control, particularly fuel prices. At the end of 2013, fuel prices were high principally because of the strong signals of growth in the U.S. At the beginning of 2014, fuel followed the same trend because of the Ukraine/Russia conflict and also because of strong signals of growth in the U.S. and Europe. In the second half of 2014, fuel prices tumbled 42% as OPEC elected not to curb output in response to a supply glut produced by increased production of shale oil in the U.S., and as a result of weak demand as China, Japan and Eurozone showed an economic slowdown and deflation. Although we have implemented a number of strategies to mitigate the impact of the volatility of fuel prices, such as fuel-hedging policies and the use of pass-through mechanisms, it is unlikely that we will be able to fully protect ourselves against the volatility of fuel costs. In addition, during periods in which fuel prices decrease, as during 2014, a fuel hedging program may prevent us from realizing the full benefit of the lower fuel prices. Moreover, another important driver that affects this item cost is the amount of gallons consumed during the year, resulting from the size of our operation, the efficiency of the fleet and efficiency programs.

Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in Chilean pesos and in Brazilian reais, appreciation of these currencies against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect our results. Depreciation of local currencies results in decreases in costs in dollars. Additionally, other important drivers are average headcount and average wages.

Commissions paid to travel and cargo agents are also a significant cost to the company. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents.

Fleet related expenses, namely aircraft rentals and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under operating leases. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates.

Results of Operation

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2014 compared to year ended December 31, 2013.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2014, and December 31, 2013. For certain operating data during these periods, see “Item 3. Key Information—Selected Financial Data.”

	Year Ended December 31,
	2014	2013	2014	2013	2014/2013 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	10,380.1	11,061.6	85.8%	85.6%	(6.2%)
Cargo	1,713.4	1,863.0	14.2%	14.4%	(8.0%)

Total operating revenues	12,093.5	12,924.5	100.0%	100.0%	(6.4%)

Cost of sales	(9,624.5)	(10,054.2)	(79.6)%	(77.8)%	4.3%
Gross margin	2,469.0	2,870.4	20.4%	22.2%	(14.0)%
Other operating income	377.6	341.6	3.1%	2.6%	10.5%
Distribution costs	(957.1)	(1,025.9)	(7.9)%	(7.9)%	(6.7%)
Administrative expenses	(980.7)	(1,136.1)	(8.1)%	(8.8)%	(13.7%)
Other operating expenses	(401.0)	(408.7)	(3.3)%	(3.2)%	(1.9)%
Financial income	90,5	72.8	0.7%	0.6%	24.3%
Financial costs	(430.0)	(462.5)	(3.6)%	(3.6)%	(7.0%)
Share of profit of investments accounted for using the equity method	(6.5)	2.0	(0.1)%	0.0%	(430.3%)
Foreign exchange gains/(losses)	(130.2)	(482.2)	(1.1)%	(3.7)%	(73.0%)
Result of indexation units	0.0	0.2	0.0%	0.0%	(96.7%)
Other gains/(losses)	33.5	(55.4)	0.3%	(0.4)%	(160.5%)

Income (loss) before income taxes	65.2	(283.9)	0.5%	(2.2)%	(123.0)%
Income (loss) tax expense	(292.4)	20.1	(2.4)%	0.2%	(1,557.0)%

Net income (loss) for the period	(227.2)	(263.8)	(1.9)%	(2.0)%	(13.9%)

Income (loss) for the period attributable to the parent company’s equity holders	(260.0)	(281.1)	(2.1)%	(2.2)%	(7.5)%

Income (loss) for the period attributable to non-controlling interests	32.8	17.3	0.3%	0.1%	90.1%

Net income (loss) for the period	(227.2)	(263.8)	(1.9)%	(2.0)%	(13.9%)

Earnings per share
Basic earnings per share (US$)	(0.47656)	(0.57613)	n.a.	n.a.	(70.4%)
Diluted earnings per share (US$)	(0.47656)	(0.57613)	n.a.	n.a.	(70.4%)

*	The abbreviation “n.a.” means not available.

Net Loss

Net loss for the year ended December 31, 2014 equaled US$ 227.2 million, representing a decrease of US$ 36.6 million from a net loss of US$263.8 million in 2013. Net loss attributable to the parents of the company decreased to US$ 260.0 million in 2014 from US$281.1 million in 2013. Results for the 2014 include a US$ 112 million provision recognized during the first quarter of the year mainly related to estimated penalties for anticipated redeliveries of aircraft and other redelivery expenses expected to be incurred as a part of the Company’s fleet restructuring process. In addition, the Company recognized an accounting charge of US$ 150.2 million due to modifications made to the Chilean Tax System, consisting of a gradual increase of the corporate income tax from 20% to 27% in 2018. The Company entirely recognized the effect of the 7p.p. increase in the corporate rate during 2014.For more information see “Business strategy – Fleet restructuring plan” and “Item 10.—Taxation and Note 17 our audited consolidated financial statements.

Results were also impacted by a foreign exchange loss of US$ 130.2 million mainly resulting from the 12.5% depreciation of the Brazilian real between December 31, 2013 and December 31, 2014, as compared to a foreign exchange loss of US$482.2 million in 2013.. On the other hand, in 2013 LATAM incurred US$56.0 million in non-recurring expenses related to the combination and integration costs, whereas no costs related to integration were incurred in 2014.

Operating Revenues

Our total operating revenues decreased by 6.4% to US$ 12,093.5 million in the year ended December 31, 2014 compared to revenues of US$ 12,924.5 million in 2013. The 2014 decrease in operating revenues was attributable to a 6.2% decrease in passenger revenues, and an 8.0% decrease in cargo revenues. Passenger and cargo revenues accounted for 85.8% and 14.2% of total operating revenues in 2014, respectively.

Our consolidated passenger revenues decreased by 6.2% to US$10,380.1 million in 2014 from US$11,061.6 million in 2013, as a result of a decrease of 1.1% in our capacity (ASK) and a decrease of 5.1% in our unit revenues (RASK). The decreases in capacity was a result of a 2.4% decrease in our international operations and a 1.4% decrease in our domestic Brazil operations, reflecting our rationalization strategy in these markets, partially offset by an increase of 3.7% in capacity in our domestic capacity in our Spanish speaking countriesDecreases in RASK reflect a decrease of 7.9% in consolidated yields, resulting from the slowdown in economic activity in the region and depreciation of local currencies, the challenging competitive environment in our international operations, and the impact of the World Cup on corporate demand and leisure traffic which took place in Brazil.

Cargo revenues decreased by 8.0%, to US$1,713.4 million in 2014 from US$1,863.0 million in 2013, as a result of a decrease of 5.6% in capacity (ATK) and a decrease of 2.5% in unit revenues (RATK). Capacity decreased in our cargo operations mainly as a result of the phase out of our fleet of a Boeing 767F aircraft during the first quarter of the year and lower freighter utilization. Decreases in RATK reflect the still challenging cargo scenario in South America and mainly the weakness of the imports into the region, which have affected our cargo yields, which decreased by 4.8% in 2014 as compared to 2013.

Cost of Sales

Cost of sales decreased by 4.3% to US$9,624.5 million in the year ended December 31, 2014 from US$10,054.2 million in 2013, mainly due to lower fuel expenses in the year. As a percentage of total operating revenues, cost of sales increased from 77.8% in 2013 to 79.6% in 2014.

The table below presents cost of sales information for the fiscal year ended December 31, 2014 and 2013.

	Year Ended December 31
	2014	2013	2014	2013	2014/2013 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	12,093.5	12,924.5	100.0%	100.0%	(6.4%)
Cost of sales	(9,624.5)	(10,054.2)	(79.6)%	(77.8)%	(4.3%)

Aircraft Fuel	(4,167.0)	(4,414.2)	(34.5)%	(34.2)%	(5.6%)
Wages and Benefits	(1,751.3	(1,884.1)	(14.5)%	(14.6)%	(7.0%)
Other Rental and Landing Fees	(1,327.2)	(1,373.1)	(11.0)%	(10.6)%	(3.3%)
Depreciation and Amortization	(991.3)	(1,041.7)	(8.2)%	(8.1)%	(4.8%)
Aircraft Rentals	(521.4)	(441.1)	(4.3)%	(3.4)%	18.2%
Aircraft Maintenance	(452.7)	(477.1)	(3.7)%	(3.7)%	(5.1%)
Passenger Services	(300.3)	(331.4)	(2.5)%	(2.6)%	(9.4%)
Other Costs of Sales	(113.3)	(94.5)	(0.9)%	(0.7)%	(19.9%)

The decrease in cost of sales was driven by lower aircraft fuel expenses, which decreased by 5.6% to US$4,167.0 million in 2014 as a result of a 3.7% decrease in fuel consumption related to the Company’s capacity adjustments and more fuel efficient fleet and a 4.9% decrease in the full year average fuel price (excluding hedge losses). In addition, LATAM recognized a net loss of US$108.8 million in fuel hedging in 2014, compared to the fuel hedge gain of US$22.1 million in 2013. The Company also recognized a US$3.8 million hedge gain related to foreign currency contracts, which were recognized in the fuel cost line.

Depreciation and amortization decreased by US$50.4 million amounting to US$991.3 million, which represents a decrease of 4.8% despite the increase in modern owned aircraft mainly as a result of the phase out of leased aircraft with the consequent decrease in maintenance depreciation and the positive impact of the depreciation of the Brazilian real in the year as compared to 2013.

Other rental and landing fees decreased by 3.3% to US$1,327.2 million in 2014 from U$1,373.1 million in 2013, mainly resulting from lower aeronautical rates related to the depreciation of local currencies..

Aircraft maintenance expenses decreased by 5.1%, from US$477.1 million in 2013 to US$452.7 million in 2014, mainly as a result of fleet renewal initiatives and reduced operations, which was partially offset with higher costs related to aircraft redeliveries as part of our fleet restructuring program.

Aircraft rentals increased by 18.2% to US$521.4 million in 2014 from US$441.1 million in 2013 despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s), whereas returned aircraft have mainly been older and smaller models (i.e. Airbus A319, Boeing 737, Dash8 Q400 aircraft).

Passenger service expenses decreased by 9.4%, to US$300.3 million in 2014 compared to US$331.4 million in 2013, despite the increase of 1.7% in passengers transported, mainly due to a decrease in certain variable costs per passenger resulting from better negotiations and/or certain new suppliers, a decrease in passenger compensations and the positive effect of the depreciation of the Brazilian real in suppliers.

As a result of the above, gross margin decreased by 14.0% from US$2,870.4 million in 2013 to US$2,469.0 million in 2014.

Other Consolidated Results

Other operating income increased in 2014 by 10.5%, from US$341.6 million in 2013 to US$377.6 million, mainly due to an increase of US$93.7 million in revenue from Multiplus’ breakage and non-air redemptions during the year.

Distribution costs decreased by 6.6% from US$1,025.9 million in 2013 to US$957.1 million in 2014, mainly as a result of lower commissions to agents which decreased by 10.6% from US$408.7 million to US$365.5 million, driven by reduced passenger commissions at LAN and TAM related to lower revenues, lower sales fulfillments in some countries and depreciation of local currencies..

Administrative expenses decreased by 13.7% from US$1,136.1 million in 2013 to US$980.7 million in 2014, mainly due to a decrease of 5.7% in wages and benefits mainly resulting from the positive impact of the depreciation of the Brazilian real, Chilean peso and Argentinian peso in wages denominated in those currencies.

Other operating expenses decreased by 1.9% from US$408.7 million in 2013 to US$401.0 million in 2014, mainly due to a change in the classification of certain taxes in Brazil.

Financial income increased to US$90.5 million in the year ended December 31, 2014 from US$72.8 million in 2013, mainly due to an increase in our cash held in currencies different from the US dollar which have higher interest rates during the period.

Financial costs (from non-financial activities) decreased by 7.0% to US$430.0 million in 2014 from US$462.5 million in 2013 mainly due to lower debt levels, which was partially offset by a higher average interest rate resulting in part from the securitized bond issued in November 2013. In addition, during the first quarter of the year, we recognized US$23 million in breakage costs related to the sale and leaseback of 4 of our Boeing 777 aircraft.

Exchange rate differences decreased from a loss of US$482.2 million in 2013 to a loss of US$130.2 million in 2014, mainly resulting from the reductions on TAM’s balance sheet exposure between assets denominated in Brazilian reais and liabilities denominated in US dollars, which decreased from US$2.0 billion as of December 2013 to less than US$1.0 billion as of December 2014. Under other gains (losses), the Company recorded a net gain of US$33.5 million in 2014 as compared to a net loss of US$55.4 million in 2013 as a result of mainly due to the prescription and other reversals of tax contingencies at TAM which were recognized at the time of the business combination.

Income tax expense for 2014 amounted to US$292.4 million as compared to an income tax credit of US$20.1 million in 2013. This variation includes the recognition of an accounting charge of US$150.2 million in 2014 due to modifications made to the Chilean Tax System, consisting in a gradual increase of the corporate income tax from 20% to 27% in 2018. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 17 to our audited consolidated financial statements.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2013 compared to year ended December 31, 2012

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2013, and for LATAM Airlines Group, for the year ended December 31, 2012 (including TAM’s results from June 23, 2012). For certain operating data during these periods, see “Item 3. Key Information—Selected Financial Data.”

	Year Ended December 31,
	2013	2012	2013	2012	2013/2012 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	11,061.6	7,966.8	85.6%	82.0%	38.8%
Cargo	1,863.0	1,743.5	14.4%	18.0%	6.9%

Total operating revenues	12,924.5	9,710.4	100.0%	100.0%	33.1%

Cost of sales	(10,054.2)	(7,634.5)	(77.8)%	(78.6)%	31.7%
Gross margin	2,870.4	2,075.9	22.2%	21.4%	38.3%
Other operating income	341.6	220.2	2.6%	2.3%	55.1%
Distribution costs	(1,025.9)	(803.6)	(7.9)%	(8.3)%	27.7%
Administrative expenses	(1,136.1)	(888.7)	(8.8)%	(9.2)%	27.8%
Other operating expenses	(408.7)	(311.8)	(3.2)%	(3.2)%	31.1%
Financial income	72.8	77.5	0.6%	0.8%	(6.1)%
Financial costs (from non-financial activities)	(462.5)	(294.6)	(3.6)%	(3.0)%	57.0%
Earning on investments (equity method)	2.0	1.0	0.0%	0.0%	100.0%
Exchange rate differences	(482.2)	66.7	(3.7)%	0.7%	(822.9)%
Result of indexation units	0.2	0.0	0.0%	0.0%	100.0%
Other gains/(losses)	(55.4)	(45.8)	(0.4)%	(0.5)%	21.0%

Income (loss) before income taxes	(283.9)	96.7	(2.2)%	1.0%	(393.6)%
Income (loss) tax expense / benefit	20.1	(102.4)	0.2%	(1.1)%	(119.6)%

Net income (loss) for the period	(263.8)	(5.6)	(2.0)%	(0.1)%	4,610.7%

Income (loss) for the period attributable to the parent company’s equity holders	(281.1)	(19.1)	(2.2)%	(0.2)%	(1,372.3)%

Income (loss) for the period attributable to non-controlling interests	17.3	13.4	0.1%	0.1%	29.1%

Net (loss) income for the year	(263.8)	(5.6)	(2.0)%	(0.1)%	4,610.7%

Earnings per share
Basic earnings per share (US$)	(0.57613)	(0.04627)	n.a.	n.a.	(1,145.1)%
Diluted earnings per share (US$)	(0.57613)	(0.04627)	n.a.	n.a.	(1,145.1)%

*	The abbreviation “n.a.” means not available.

Net Loss

Net loss for the year ended December 31, 2013 equaled US$ 263.8 million, representing an increase of US$ 258.2 million from a net loss of US$5.6 million in 2012. Net loss attributable to the parents of the company rose to US$ 281.1 million in 2013 from US$19.1 million in 2012. Results for the 2013 year were negatively impacted by a foreign exchange loss of US$ 482.2 million mainly resulting from the depreciation of the Brazilian real in the year. On the other hand, in 2012 and 2013, LATAM incurred US$47.0 and US$7.3 million, respectively, of non-recurring expenses related to the combination and integration costs, and an accounting charge of US$70 million related to the increase in the Chilean corporate tax rate from 17% to 20% during 2012.

Operating Revenues

Operating revenues increased by 33.1% to US$12,924.5 million for the year ended December 31, 2013 from US$9,710.4 million in 2012. Our consolidated passenger revenues increased by 38.8% to US$11,061.6 million in 2013 from US$7,966.8 million in 2012, primarily as a result of the consolidation of TAM’s revenue for 2012 since June 23.

Cargo revenues increased by 6.9%, to US$1,863.0 million in 2013 from US$1,743.5 million in 2012, also as a result of the consolidation of TAM’s cargo revenues for full year 2013. The slight increase in cargo revenues in spite of TAM’s cargo integration is a result of a weak global cargo scenario which has impacted both cargo traffic and yields.

Cost of Sales

Cost of sales increased by 31.7% to US$10,054.2 million in the year ended December 31, 2013 from US$7,634.5 million in 2012, mainly as a result of increased operations due to the complete consolidation of TAM’s costs for year 2013. As a percentage of total operating revenues, cost of sales decreased from 78.6% in 2012 to 77.8% in 2013.

The table below presents cost of sales information for the fiscal year ended December 31, 2013 and 2012.

	Year Ended December 31
	2013	2012	2013	2012	2013/2012 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	12,924.5	9,710.4	100.0%	100.0%	33.1%
Cost of sales	(10,054.2)	(7,634.5)	(77.8)%	(78.6)%	31.7%

Aircraft Fuel	(4,414.2)	(3,434.6)	(34.2)%	(35.4)%	28.5%
Wages and Benefits	(1,884.1)	(1,431.2)	(14.6)%	(14.7)%	31.6%
Other Rental and Landing Fees	(1,373.1)	(1,052.6)	(10.6)%	(10.8)%	30.4%
Depreciation and Amortization	(1,041.7)	(771.1)	(8.1)%	(7.9)%	35.1%
Aircraft Rentals	(441.1)	(308.8)	(3.4)%	(3.2)%	42.8%
Aircraft Maintenance	(477.1)	(297.6)	(3.7)%	(3.1)%	60.3%
Passenger Services	(331.4)	(239.8)	(2.6)%	(2.5)%	38.2%
Other Costs of Sales	(94.5)	(98.8)	(0.7)%	(1.0)%	(4.3)%

The increase in cost of sales was driven by higher aircraft fuel expenses, which increased by 28.5% to US$4,414.2 million in 2013 as a result of higher fuel consumption related to the incorporation of TAM’s operations from June 23, 2012, which was partially offset by lower average fuel prices and efficiency initiatives. In addition, LATAM recognized a net gain of US$22.1 million in fuel hedging in 2013, compared to the fuel hedge gain of US$2.8 million in 2012.

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

As a result of the above, gross margin increased by 38.2% from US$2,075.9 million in 2012 to US$2,870.4 million in 2013.

Other Consolidated Results

Other operating income increased in 2013 by US$121.4 million, from US$220.2 million to US$341.6 million, due to the incorporation of TAM’s other revenues since June 22, 2012; including a US$28.7 million revenue from Multiplus’ breakage and non-air redemptions, and an income for recognizing US$11.9 million and US$ 8.2 million generated as a result of the sale and lease-back of ten Airbus A330 aircraft, and two Airbus A318 aircraft and an engine, respectively, during the second quarter of the year.

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

Exchange rate differences decreased from a gain of US$66.7 million in 2012 to a loss of US$482.2 million in 2013, mainly resulting from the depreciation of the Brazilian real in the period.

Under other gains (losses), the Company recorded a net loss of US$55.4 million in 2013 as compared to a net loss of US$45.8 million in 2012.

Income tax credit for 2013 amounted to US$ 20.1 million as compared to an income tax expense of US$102.4 million in 2012. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 17 to our audited consolidated financial statements.

Accounting impact of the business combination

The combination between LAN and TAM has been accounted for using the purchase method of accounting, with LAN treated as the acquirer of TAM.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (58% expected for 2015) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (65% expected for 2015) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (74% as of December 31, 2014), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2014, 54 % of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

On the other hand, balance sheet imbalance denominated in currencies other than the functional currency of the specific entity creates a foreign exchange rate exposure that impacts the foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$482.2 million in 2013 and US$130.2 million in 2014, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses)”. For more information, see Notes 2.3 and 28 to our audited consolidated financial statements.

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

The table below reconciles our operating expenses (as defined by IFRS) for 2014, 2013 and 2012 to costs used in the calculation of “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” for such periods. Figures for 2012 correspond to LATAM’s consolidated audited financial statements prepared in accordance with IFRS for the year ended December 31, 2012, including TAM’s consolidated costs from June 23, 2012 and TAM’s third and fourth quarter operating statistics.

	2014	2013	2012
Cost per ASK-equivalent
Operating expenses (US$ thousands)	11,957,780	12,622,197	9,625,466
+ Interest expense (US$ thousands)	430,034	462,524	294,598
– Interest income (US$ thousands)	90,500	72,828	77,489
– Other operating income (US$ thousands)	377,645	341,565	220,156
ASK-equivalent operating expenses	11,919,669	12,670,328	9,622,419
Divided by system’s ASK-equivalents (thousands)	206,197.91	212,236.83	161,209.26
= Cost per ASK equivalent (US$ cents)	5.78	5.97	5.97

Cost per ASK-equivalent excluding fuel price variations
ASK-equivalent operating expenses (thousands)	11,919,669	12,670,328	9,6222,419
– Actual fuel expenses (US$ thousands)	4,170,848	4,414,249	3,434,569
+ (Gallons consumed) times (previous year’s fuel price)	4,251,036	4,675,532	2,952,257
ASK-equivalent operating expenses excluding fuel price variations	11,999,857	12,931,611	9,140,107
Divided by system’s ASK-equivalents (thousands)	206,197.91	212,236.83	161,209.26
= Cost per ASK-equivalent excluding fuel price variations (US$ cents)	5.82	6.09	5.67

In addition, LATAM continues to use revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis, which is consistent with how LAN analyzed its revenues before the combination. To obtain unit revenues, we divide our passenger revenues by our total ASKs and our cargo revenues by our total ATKs. We use our revenues as defined under IFRS for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. This metric is not an IFRS based measure of performance or liquidity. It should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated. Figures for 2012 correspond to LATAM’s consolidated audited financial statements prepared in accordance with IFRS for the year ended December 31, 2012, including TAM’s consolidated revenues from June 23, 2012.

	2014	2013	2012
Passenger Revenues (US$ million)	10,380.12	11,061.56	7,966.85
ASK (million)	130,200.94	131,690.60	93,318.15
Passenger Revenues/ASK (US$ cents)	7.97	8.40	8.54
Cargo Revenues (US$ million)	1,713.38	1,862.98	1,743.53
ATK (million)	7,219.71	7,651.88	6,449.50
Cargo Revenues/ATK (US$ cents)	23.73	24.35	27.03

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

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. This judgment is made on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

Since the integration of LAN and TAM operations, most critical airline activities in Brazil have been managed under the TAM CEO and global activities have been managed by the LATAM CEO, who is in charge of the overall operation of the LATAM Group and who reports to the LATAM board. Further, the LATAM CEO evaluates the performance of the LATAM Group executives and, together with the LATAM board, determines compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

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

a.2 Frequent flyer program

The Company has a frequent flyer program for LATAM passengers called LANPASS and a frequent flyer program for TAM passengers called TAM Fidelidade. Customers can also earn points through Multiplus, a subsidiary of TAM, which permits the accrual of points for many products and services (not just airline flights) and has more than 200 partner establishments, including the TAM Fidelidade program, as of December 31, 2014.

Both frequent flyer programs’ objective is customer loyalty through the delivery of LANPASS kilometers or Multiplus points every time that members of the program fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers/points earned can be exchanged for flight tickets or other services of associated entities.

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

Additionally, under some of our aircraft operating leases, prepayment deposits are required in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, a process that requires judgment, and recognizes an expense if any such amounts are less than probable of being returned.

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

For Multiplus’ foreign currency hedges, the amounts shown in equity are reclassified to results to the extent that the deferred revenue resulting from the use of points, are recognized as income.

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

Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction other than a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences. Estimating the level of tax earnings for this purpose requires considerable judgment.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries, provided that the opportunity to reverse the temporary differences is controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax on temporary differences arising on investments in associates is immaterial.

Recently Issued Accounting Pronouncements

•	IAS 1 Presentation of financial statements (Amendment issued in December 2014) (*)

•	IAS 16 Property, plant and equipment (Amendment issued in May 2014 and June 2014) (*)

•	IAS 19 Employee benefits (Amendment issued in November 2013)

•	IAS 27 Separate financial statements (Amendment issued in August 2014)(*)

•	IAS 28 Investments in associate and joint ventures (Amendment issued in September 2014 and December 2014) (*)

•	IAS 32 Financial instruments: Presentation (Amendment issued in December 2011)

•	IAS 36 impairment of assets (issued in May 2013) The company adopted in advance this amendment at December 31,2013

•	IAS 38 Intangible assets (Amendment issued in May 2014) (*)

•	IAS 39 Financial instruments: Recognition and measurement (issued in June 2013)

•	IFRS 9 Financial instruments (issued in December 2009 and amendment in November 2013) (*)

•	IFRS 10 Consolidated financial statements (Amendment issued in September 2014 and December 2014)(*)

•	IFRS 11 Joint arrangements (Amendment issued in May 2014) (*)

•	IFRS 12 Disclosures of interests in other entities (issued in December 2014) (*)

•	IFRS 15 Revenue from contracts with customers (issued in June 2014) (*)

•	Improvements issued in 2012

(i)	IAS 27 Separate financial statements, IFRS 10 Consolidated financial statements and IFRS 12 Disclosure of interest in other entities (October 2012)

•	Improvements issued in 2013

(i)	IFRS 2 Share-based payment (Dec 2013)

(ii)	IFRS 3 Business combinations (Dec 2013)

(iii)	IFRS 8 Operating segments (Dec 2013)

(iv)	IFRS 13 Fair value measurement (Dec 2013)

(v)	IAS 16 Property, plant and equipment (Dec 2013)

(vi)	IAS 24 Related party disclosures (Dec 2013)

(vii)	IFRS 1 Frist-time adoption of International Finance Reporting Standards (Dec 2013)

(viii)	IAS 40 Investment property (Dec 2013)

•	Improvements issued in 2014

(i)	IAS 19 Employee benefits (September 2014) (*)

(ii)	IAS 34 Interim financial reporting (September 2014) (*)

(iii)	IFRS 5 Non-current assets held for sale and discontinued operations (September 2014) (*)

(iv)	IFRS 7 Financial instruments: Disclosures (September 2014) (*)

•	IFRIC 21 Levies (*)

(*)	Standards not yet effective.

The Company’s management believes that the early adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company only has early adopted the amendment to IAS 36.

B. Liquidity and Capital Resources

LATAM cash and cash equivalents totaled US$989.4 million as of December 31, 2014, US$1,984.9 million as of December 31, 2013 and US$650.3 million as of December 31, 2012. Additionally, the Company had short term marketable securities totaling US$544.4 million as of December 31, 2014, US$576.7 million as of December 31, 2013 and US$470.1 million as of December 31, 2012. In the aggregate, LATAM’s cash and marketable securities totaled US$1,533.8 million as of December 31, 2014, US$2,561.6 million as of December 31, 2013 and US$1,120.3 million as of December 31, 2012.

The US$1,027.8 million decrease in our cash and marketable securities from 2013 to 2014 was mainly due to the execution of the deleveraging plan, the negative impact of the FIFA World Cup, and the weaker global economic scenario in Latin America. Changes in our net cash generated from operating, investing and financing activities are described below.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2014, 2013 and 2012 and our total cash position as of December 31, 2014, 2013 and 2012.

	2014	2013	2012
	(in US$ millions)
Net cash flows from operating activities	1,331.4	1,408.7	1,203.8
Net cash flow from (used in) investing activities	(899.1)	(1,278.8)	(1,926.4)
Net cash flows from (used in) financing activities	(1,320.2)	1,205.8	1,005.2
Effects of variation in the exchange rate on cash and cash equivalents	(107.6)	(1.0)	(6.7)
Cash and cash equivalents at the beginning of the year	1,984.9	650.3	374.4
Cash and cash equivalents at the end of the year	989.4	1,984.9	650.3

In addition to the cash and marketable securities LATAM has access to short term credit lines. As of December 31, 2014, LATAM had working capital uncommitted credit facilities for a total amount of US$ 1,827 million, of which US$953million was drawn as of December 31, 2014, and committed credit lines with a total available amount of US$145 million, of which $0 was drawn as of December 31, 2014.

Net cash flows from operating activities

Cash from operations is derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations, including fuel consumption.

Net cash inflows from operating activities in 2014 decreased US$77.3 million, or 5.5%, from US$1,408.7 million, mainly due to the negative impact of the FIFA World Cup on LATAM’s operating margin, as well as a generally weaker macroeconomic scenario in Latin America, including slower GDP growth trends and weaker currencies in most countries. In addition the net cash from operations was negatively affected by fuel hedge, hedging margin guarantees and other guarantees in US$ 251.7 million (for more information see to Note 6 – Cash and Cash Equivalents of our audited consolidated financial statements). Nevertheless, the negative effect was compensated by the cash received from the renewal of the Santander and LANPASS exclusive co-branding agreement.

Net cash inflows from operating activities in 2013 increased $204.9 million, or 17.0%, from US$1,203.8 million in 2012, primarily due to an improvement in the operational margin and the turnaround of the Brazilian domestic market, mainly reflected in a stronger fourth quarter operational result.

Net cash flow from (used in) investing activities

Net cash used in investing activities in 2014 decreased US$379.7 million from US$1,278.8 million in 2013 to US$899.1 million in 2014, due to an increase in aircraft sales of US$265.8 and a decrease in Aircraft CAPEX of US$497.8 million, driven by a decrease in aircraft purchases from 20 narrow body aircraft to 9 and 4 wide body aircraft to 3. This reduction was partially offset by an increase in purchases of property, plant and equipment non related to purchase of new aircrafts of US$556.4. It is important to note that during 2014 the sale and leaseback of 4 B777 was reflected in an asset sale of US$510.5 million and a reduction of debt of US$516.6 million.

Net cash used in investing activities in 2013 decreased US$647.6 million from US$1,926.4 million in 2012 to US$1,278.8 million in 2013, primarily due to the decrease in capital expenditure and the return of PDP payments relating to the aircraft deliveries. Aircraft purchases in 2013 included 20 narrow body aircraft and 4 wide body aircraft for a total of US$1,219 million.

Net cash flows from (used in) financing activities

Net cash used in financing activities was (US$1,205.8 million), a decrease of US$2,526.0 million from the US$1,205.8 million in cash generated by financing activities in 2013. The variation resulted primarily from a liability restructuring, including an important reduction of outstanding debt and an increase in debt repayment, mainly the US dollar denominated debt of TAM S.A. of US$1,327.6 million (for more information see to Note 18-Other Financial Liabilities of our audited consolidated financial statements). The decrease in the net cash generated was also affected by the net effect of the capital increase, where US$888.6 million was accounted for in 2013 and US$156.3 million during the first quarter of 2014.

Net cash generated from financing activities increased by US$200.6 million from US$1,005.2 million to US$1,205.8 million in 2013, primarily due to LATAM’s capital increase, the increase of long term debt related to new aircraft purchases, but partially offset by the voluntary prepayment of BRL 400 million of local Brazilian bonds.

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

Short term

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2014, we maintained US$537 million in short-term credit lines with both local and foreign banks, including US$210 million of committed credit lines.

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

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$1,440.4 million in 2014, US$1,381.8 million in 2013 and US$2,389.4 million in 2012. See “—Sources of financing” above.

The following chart sets forth our estimate, as of December 31, 2014, of our future capital expenditures for, 2015, 2016, 2017, 2018 and 2019 calendar years:

	Estimated capital expenditures by year, as of December 31, 2014
	2015	2016	2017	2018	2019
	(in US$ millions)
Fleet Commitments	1,688	2,343	2,471	2,903	1,229
PDPs (1)	311	165	-432	-651	-18
Purchase Obligations	1,999	2,508	2,039	2,252	1,211

Other expenditures(2)	405	373	293	295	108
Total	2,404	2,881	2,332	2,547	1,319

(1)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made, when the manufacturer refunds the PDPs to LATAM.
(2)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Item 4. Information on the Company—Business Overview—Fleet.” We have projected our capital expenditures based on our anticipated deliveries of aircraft fleet. See “—F. Tabular Disclosure of Contractual Obligations” below for a description of our purchase obligations, borrowings and other contractual commitments as of December 31, 2014.

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

TAM holds or has filed registration applications for 135 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and 105 trademarks before the bodies with jurisdiction for registering trademarks in other countries in which TAM operates. Currently, TAM is not aware of any third-party challenges to these applications.

D. Trend Information

For 2015, LATAM expects total passenger ASK growth to be between 2% and 4%. International passenger ASK growth for full year 2015 is expected to grow between 4% and 6%. TAM’s domestic passenger ASKs in the Brazilian market are expected to be flat during 2015. ASKs in Spanish-speaking countries are expected to increase by approximately 4% to 6%.

In the passenger business, we expect to continue to face increased competition, a weaker macroeconomic environment in South America, and depreciated local currencies, putting pressure on yields throughout the region for all players in the industry. Nevertheless, the Company will continue to develop initiatives to improve our operations, with special focus in customer experience and network. Moreover, LATAM’s unique leadership position in a region with growth potential will allow us to continue building our business model in the future.

Regarding cargo operations, LATAM expects cargo ATKs to increase between 1% and 3% for full year 2015, driven by increased availability in the bellies of passenger aircraft.

In the cargo business, we continue to be adversely affected by the challenging macroeconomic environment, which is directly correlated with the number of tons being transported and by the fact that weaker cargo markets globally might further drive additional competition to South America, especially Brazil. However we expect partially offset this negative impact with solid export volumes from Latin America to the United States and Europe. Also, we plan to continue to optimize the utilization of the bellies of our passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model.

We continue to maintain significant flexibility to adjust the physical size of our fleet. Between 2015 and 2016, we will have 43 operating lease expirations in our passenger fleet and 2 operating lease expirations in our passenger and cargo fleet, which leases can thereafter be terminated without additional costs.

As a result, the Company has more flexibility, as well as a proven track record of acting quickly to adapt our business to economic challenges. In this context, LATAM has developed a robust strategic plan for the next four years (2015-2018), based on three critical success factors: Customer Experience, Network, and Efficiency and Cost Reduction. This plan will improve the way we work, allowing us to become one of the best airline groups in the world, renewing our commitment to sustained profitability and superior shareholder returns.

Cost savings include reductions in fuel and fees, procurement, operations, overhead, and distribution costs, among others. The company has already started work on cost initiatives in all these areas.

Regarding fuel, we expect jet fuel prices will continue to be volatile in 2015, and we will continue to use fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices.

LATAM has hedged approximately 30% of its estimated fuel consumption for the first quarter of 2015, 25% of its average estimated fuel consumption for the second quarter of 2015, 39% of its average estimated fuel consumption for third quarter 2015, and 39% of its average estimated fuel consumption for fourth quarter 2015. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for Brent and Jet Fuel.

E. Off-Balance Sheet Arrangements

As of December 31, 2014 the Company had 107 aircraft (of which 70 are obligations of TAM and 37 are obligations of LAN) and 23 aircraft engines under operating leases. These operating leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2014 were US$ 2,155 million, for all remaining periods through maturity (the latest of which expires in 2026). See “—F. Tabular Disclosure of Contractual Obligations.”

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

LATAM operates 17 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third party financing. Under IFRS, eight of these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability and nine TAM tax leases are classified as operating leases for accounting purposes as of December 31, 2014.

As of December 31, 2014, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 33 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Tabular Disclosure of Contractual Obligations

We have contractual obligations and commitments primarily related to the payment of aircraft debt and lease arrangements, principal and interest on our non-aircraft long-term debt (which consists of senior notes, a securitized bond and bank loans), and short-term export-import credits for the future incorporation of aircraft to our fleet.

The Company’s debt that is secured by aircraft (including Export-Import Bank of the United States (“EX-IM Bank”) Bank guaranteed bonds, Export Credit Agency (“ECA”) guaranteed loans, commercial loans, Japanese Leases with a call option (“JOLCO”)

structures and capital leases) as of December 31, 2014, was US$6,221 million. In general, LATAM’s aircraft debt has 12 year repayment profiles. However, some financing structures feature a balloon payment or a purchase option at the end of the lease. By refinancing this balloon payment, the maturity dates of a number of our aircraft financings have been extended for another 3 to 8 years. Our 2014 aircraft acquisitions are described in further detail below under “—2014 Fleet Acquisitions.”

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

The average interest rate of all of our long term debt (which is our aircraft debt plus the senior notes issued by TAM, the LATAM securitization and bank loans) was 3.68% as of December 31, 2014. Out of the total long-term debt, 68.8%accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps.

As of December 2014, LATAM had US$1,308.3 million in current debt liabilities. Of this amount, US$552.5 million was short-term debt, which represents 42% of our total current debt liabilities. The remaining US$755.7 million is composed mainly of amounts payable within the next 12 months related to aircraft financing.

Various EX-IM Bank loans signed by LATAM for the financing of Boeing 767, 777, 777 freighter and 787 aircraft contain financial covenants and other restrictions, including restrictions in terms of its shareholder composition and disposal of assets. As of December 31, 2014, we also had purchase obligations totaling US$ 11.7 billion, with deliveries between 2015 and 2021, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 97,

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Boeing 787-8, and the Boeing 787-9):49, and

•	Boeing 777-Freighter, cargo aircraft deliveries: 2

The following table sets forth our material expected obligations and commitments as of December 31, 2014:

	Payments due by period, as of December 31, 2014
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Long-term debt obligations(1)	US$	4,727	US$	587	US$	1,138	US$	911	US$	2091

Capital (finance) lease obligations	US$	1,629	US$	350	US$	611	US$	413	US$	256

Operating lease obligations	US$	2,155	US$	512	US$	766	US$	436	US$	441

Fleet Commitments(2)	US$	11,689	US$	1,688	US$	4,814	US$	4,132	US$	1,055

TOTAL	US$	20,200	US$	3,137	US$	7,329	US$	5,892	US$	3,843

(1)	Long-term debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes issued by LAN and TAM and long term bank loans.
(2)	Fleet commitments represents the capex equivalent of purchasing all fleet arrivals

2014 Fleet Acquisitions

During 2014, LATAM completed the acquisition of the following wide body aircraft:

•	3 Boeing 787 816 passenger aircraft, financed through EX IM Bank guaranteed bonds

•	2 Boeing 787 816 passenger aircraft, financed through sale & lease back transactions.

These EX-IM Bank financial obligations have a repayment profile of 12 years, with a guarantee covering 85% of the net purchase price of the aircraft. The EX-IM Bank guarantee is secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of EX-IM Bank. We have financed the remaining 15% of the net purchase price with our own funds.

Finally, the 2 Boeing 787-8 aircraft financed through sale and leaseback transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments

During 2014, LATAM completed the acquisition of the following narrow body aircraft:

•	9 A321 231 passenger aircraft, financed through commercial loans.

•	4 A320 214 and 2 A321 231, financed through Sale & Lease Back

The commercial financing for these 9 Airbus 321-231 aircraft consists of a senior tranche financing 81.7% of the net purchase price of the aircraft. A first priority mortgage on the aircraft exists in favor of a security trustee on behalf of the senior lender. The documentation for each loan follows standard market forms for the type of financing, including standard events of default

Finally, narrow body aircraft financed through sale and leaseback transactions have lease terms of 8 years. These leases are denominated in U.S. dollars and have monthly payments.

The majority of our wide body and narrow body aircraft financings through EX-IM Bank bonds, ECA guaranteed loans or commercial loans are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to USD LIBOR. A small portion of our aircraft debt has monthly or semiannual payments; nevertheless it is also denominated in US dollars and linked to U.S. dollar Libor. Through the use of interest rate swaps and fixed coupon Bond issuances in the case of Boeing aircraft, we have effectively converted a significant portion of our floating rate debt under these loans into fixed rate debt.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The LATAM Airlines Group board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors and two other directors, or when requested by a majority of the directors.

The current board of directors was elected at the ordinary shareholders’ meeting held on April 29, 2014. Its term expires in April 2016. On September 2nd, 2014 Mrs. Maria Claudia Amaro (1) resigned as a member of the board of directors, which elected Mr. Henri Philippe Reichstul in her place. Mr. Reichstul’s appointment will be in effect until the next ordinary meeting of shareholders, in which the board of directors will have to be renewed and reelected in full. The entire board will be reelected in April 2015.

The following are LATAM Airlines Group’s directors:

Directors	Position
Mauricio Rolim Amaro(1)	Director / Chairman
Henri Philippe Reichstul	Director
Juan José Cueto Plaza(2)	Director
Ramón Eblen Kadis(3)	Director
Georges de Bourguignon Arndt	Director
Ricardo Caballero	Director

Directors	Position
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director
Francisco Luzón López	Director

Senior Management	Position
Enrique Cueto Plaza(2)	CEO LATAM
Ignacio Cueto Plaza(2)	CEO LAN
Andrés Osorio Hermansen	CFO LATAM
Marco Antonio Bologna(6)	CEO TAM
Armando Valdivieso Montes	President LAN
Claudia Sender	President TAM
Cristián Ureta Larraín	Cargo President
Roberto Alvo Milosawlewitsch	Senior VP Planning and Network.
Damian Scokin (5)	Senior VP International Passenger Operations
Emilio del Real Sota	Senior VP Human Resources
Jerome Cadier	Chief Marketing Officer
Juan Carlos Menció	Senior VP Legal

(1)	Mr. Mauricio Rolim Amaro and Mrs. Maria Claudia Amaro are brother and sister. Both are members of the Amaro Group, which is defined in “Item 7” as a “Major Shareholder” and are the TAM controlling shareholders.
(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder,” and are the LATAM controlling shareholders.
(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”
(4)	Mr. Carlos Heller Solari is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”
(5)	Mr. Damian Scokin held the position of LATAM’s International Unit Business Executive Vice President until September 30, 2014, date in which Mr. Scokin left the company.
(6)	Mr. Bologna will cease to be CEO of TAM on April 1ST, 2015.

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors were elected or reelected, as the case may be, in September 2012 for a two-year term, which expires in September 2014.

Directors

Mr. Mauricio Rolim Amaro, has served as member of LATAM Airlines Group’s board of directors since June 2012. He was reelected to the board of directors of LATAM in April 2014 and has served as Chairman since September 2012. Mr. Amaro’s current term as chairman ends in April 2015. Mr. Amaro has previously held various positions in the TAM Group and served as a professional pilot at TAM Linhas Aéreas S.A. and TAM Aviação Executiva S.A. Mr. Amaro has been a member of the Board of TAM S.A. since 2004, and vice-chairman of the Board since April 2007. He is also an executive officer at TAM Empreendimentos e Participações S.A. and chairman of the boards of Multiplus S.A. (subsidiary of TAM S.A.) and of TAM AviaçãoExecutiva e Taxi Aéreo S.A. As of January 31, 2015, according to shareholder registration data in Chile, Mr. Amaro shared in the beneficial ownership of 65,554,075 common shares of LATAM Airlines Group (12.02% of LATAM Airlines Group’s outstanding shares), held by TEP Chile S.A. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014. Mr. Reichstul’s term as a director ends in April 2015. Mr. Reichstul has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to Administrative Board member of TAM and LATAM group, he is also a member of the Board of Directors of Repsol YPF, Peugeot Citroen and SEMCO Partners, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline - Hertford College - Oxford University.

Mr. Juan José Cueto Plaza, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in April 2014. Mr. Cueto’s term as a director ends in April 2015. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto Plaza, LATAM Airlines Group Executive Vice-President and LAN CEO, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2015, Mr. Cueto shared in the beneficial ownership of 139,089,520 common shares of LATAM Airlines Group (25.49% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. Mr. Cueto is also a member of the board of directors of Holdco II. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ramón Eblen Kadis, 70 years old, has served on LAN’s board of directors since June 1994 and was reelected to the board of directors of LATAM in April 2014. Mr. Eblen’s term as a director ends in April 2015. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., Inversiones Andes SpA, Granja Marina Tornagaleones S.A. and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of LATAM Airlines Group). As of January 31, 2015, The Eblen Group had the beneficial ownership of 27,945,199 common shares of LATAM Airlines Group (5.12% of LATAM Airlines Group’s outstanding shares) plus a 40% ownership of Costaverde Aeronautica SpA, which owns 20.000.000 common shares of LATAM Airlines Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Georges de Bourguignon, has served on LATAM Airlines Group’s board of directors since September 2012. Mr. de Bourguignon’s term as a director ends in April 2015. Mr. de Bourguignon has been a partner and executive director of Asset Chile S.A., a Chilean investment bank, since 1994. He is currently member of the board of directors of Asset Chile S.A. and several of its affiliates, is also an independent board member of Sal Lobos S.A., Chilean subsidiary of the German group K+S, and Salmones Austral Spa, a Chilean salmon farming company. In the past he has served in several other boards of public and private companies, as well as of boards of non profit organizations. Before co-founding Asset Chile, he was manager of the Financial Institutions Group at Citibank S.A. in Chile, and was a professor of economics at the Catholic University of Chile. He is an economist from Catholic University of Chile and a graduate of Harvard Business School. As of January 31st, 2015, Mr. de Bourguignon indirectly held 3,153 common shares of LATAM Airlines Group (0.0006%) of LATAM Airlines Group outstanding shares).

Mr. Ricardo J. Caballero, joined LATAM’s board of directors in April 2014. Mr. Caballero is the Ford International Professor of Economics and Director of the World Economic Laboratory at the Massachusetts Institute of Technology, an NBER Research Associate, and an advisor of QFR Capital Management LP. Mr. Caballero was the Chairman of MIT’s Economics Department (2008-2011) and has been a visiting scholar and consultant at many major central banks and international financial institutions. His teaching and research fields are macroeconomics, international economics, and finance. His current research looks at global capital markets, speculative episodes and financial bubbles, systemic crises prevention mechanisms, and dynamic restructuring. His policy work focuses on aggregate risk management and insurance arrangements for emerging markets and developed economies. He has also written about aggregate consumption and investment, exchange rates, externalities, growth, price rigidity, dynamic aggregation, networks and complexity. Mr. Caballero has served on the editorial board of several academic journals and has a very extensive list of publications in all major academic journals. Among his major awards, he was the winner of the 2002 Frisch Medal of the Econometric Society for “Explaining Investment Dynamics in U.S. Manufacturing: A Generalized (S,s) Approach”, Econometrica, 67(4), July 1999 (joint work with Eduardo Engel); and both the Smith Breeden Prize by the American Finance Association and the Emerald Management Review Citation of Excellence Award for “Collective Risk Management in a Flight to Quality Episode”, Journal of Finance, 63(5), October 2008 (joint work with Arvind Krishnamurthy). In April 1998 Caballero was elected a Fellow of the Econometric Society and subsequently of the American Academy of Arts and Sciences in April 2010.

Carlos Heller Solari, joined the board of LAN in May 2010 and was re-elected to the Board of Directors of LATAM in April 2014. The mandate of Mr. Heller as a director ends in April 2015. The Mr. Heller has vast experience in retail (retail) through SACI Falabella in transport and logistics, agriculture, wine, Horse Riding and communications category. Mr. Heller is president of Bethia SA (“Bethia”) (parent company of Axxion SA and Betlan Two SA), Chairman of Axxion SA, Betlan Two SA, Equestrian Club of Santiago, Sotraser SA and Agricultural Ancali Ltda . also serves on the boards of SACI Falabella Falabella Retail SA, Sodimac SA, Titanium SA, Betfam SA Viña Indómita SA, Viña Santa Alicia SA, Viña Two Andes SA Blue Express SA and Aero Andina SA In addition he is the principal shareholder and president of “Azul Azul” through Inversiones Limitada Alpes (first division team manager football at the University of Chile). At January 31, 2015, Mr. Heller indirectly held 33,367,357 ordinary shares of LATAM Airlines Group through Axxion SA and Inversiones HS Spa (6.12% of the shares of LATAM Airlines Group) and 1.017.449.607 shares Naviera SA Group Companies Axxion through S.A.

Mr. Gerardo Jofré Miranda, joined LATAM’s Board of directors on May 2010 and was reelected to the board of directors of LATAM in April 2014. Mr. Jofré’s term as a director ends in April 2015. Mr. Jofré is member of the board of directors of Codelco. Mr. Jofré is member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2010 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. Construmart S.A., Inmobiliaria Playa Amarilla S.A. and Inmobiliaria Parque del Sendero S.A. and was President of Saber Más Foundation. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies. As of January 31st, 2015, Mr. Jofre held49,923 common shares of LATAM Airlines Group (0.0092% of LATAM Airlines Group’s outstanding shares).

Mr. Francisco Luzón López, has served on LATAM Airlines Group’s board of directors since September 2012 and was reelected to the board of directors of LATAM in April 2014. Mr. Luzón’s term as a director ends in April 2015. He has served as a consultant of the Inter-American Development Bank (BID) and he has been Teacher “Visiting Leader” of the School of Business China-Europe (CEIBS) in Shanghai (2012-2013). He is currently a member of the board of La Haya Real Estate (September 2014) and an Independent Director at Willis Group (June 2013). Between 1999 and 2012, Mr. Luzon served as Executive Vice President for Latin America of Banco Santander. In this period, he was also Worldwide Vice President of Universia SA. Between 1991 and 1996 he was Chairman and CEO of Argentaria Bank Group. Previously, in 1987, he was appointed Director and General Manager of Banco de Vizcaya and in 1988 Counselor and General Director of Banking Group at BBV. During his career Mr. Luzon has held positions on the boards of several companies, most recently participating in the council of the global textile company Inditex-Zara from 1997 until 2012. As of January 31, 2015, Mr. Luzon held 12,200 common shares of LATAM Airlines Group (0.0022% of LATAM Airlines Group’s outstanding shares).

Senior Management 1

Mr. Enrique Cueto Plaza, is LATAM Airlines Group’s Chief Executive Officer (“CEO”). From 1994 to 2012, Mr. Cueto was the CEO of LAN. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto also served on the LAN board of directors from 1993 to 1994. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 24 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the brother of Mers. Juan José and Ignacio Cueto Plaza, member of the board and LAN CEO, respectively. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2015, Mr. Cueto jointly shared in the beneficial ownership of 139,089,520 common shares of LATAM Airlines Group (25.49% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, is LAN’s CEO. Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto has previously served on the board of directors of LAN (from 1995 to 1997) and Ladeco (from 1994 to 1997). In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and LATAM’s CEO, respectively. Mr. Cueto is also a member of the Cueto Group (which is a controlling shareholder of LATAM). As of January 31, 2015, Mr. Cueto shared in the beneficial ownership of 139,089,520 common shares of LATAM (25.49% of LATAM’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Marco Bologna, is TAM’s CEO since May, 2010. He is also board member of Suzano Papel e Celulose S/A. He joined TAM in March 2001, when he was appointed Vice President for Finance and Management, and Market Relations Director. From 2004 to 2007 he served as President of TAM Linhas Aéreas, and in March 2009 he took over as President of TAM Aviação Executiva and Táxi Aéreo S.A. Since April 30, 2010 he has chaired the holding company TAM S.A., which brings together TAM Linhas Aéreas, TAM Airlines (formerly TAM Mercosur), Multiplus Fidelidade, and the maintenance unit TAM MRO. In February 2012, he was also appointed President of TAM Linhas Aéreas. Mr. Bologna has extensive experience in the aviation industry, and has worked in the financial markets for over 20 years. Mr. Bologna will cease to be CEO of TAM on April 1ST, 2015.

Mr. Armando Valdivieso Montes, is President of LAN. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business of LAN and from 2006 until 2012 he served as the General Manager-Passenger. After the combination with TAM in 2012, Mr. Valdivieso served as LATAM’s Spanish Speaking Countries Executive Vice-President, before being named to his current position. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of January 31, 2015, according to shareholder registration data in Chile, Mr. Valdivieso owned 67,359 common shares of LATAM Airlines Group (0.012% of LATAM Airlines Group’s outstanding shares).

Mrs. Claudia Sender Ramirez, has served as TAM Airlines’ President since May 2013. Mrs. Sender joined the company in December 2011, as Commercial and Marketing Vice-President. After June 2012, with the conclusion of TAM-LAN combination and the creation of LATAM Airlines Group, she became the head of Brazil Domestic Business Unit, and her functions were expanded in order to include TAM’s entire Customer Service structure. Mrs. Sender dedicated most of her career in consumer goods industry, focused in Marketing and Strategic Planning. Prior to joining TAM, she was Marketing Vice-President at Whirlpool Latin America for

[1]	Mr. Damian Scokin held the position of LATAM’s International Unit Business Executive Vice President until September 30, 2014, date in which Mr. Scokin left the company seven years. She also worked as a consultant at Bain&Company, developing projects for large companies in various industries, including TAM Airlines and other players of the global aviation sector. She has a bachelor degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (USP) and a MBA from Harvard Business School.

Mr. Roberto Alvo Milosawlewitsch, is LATAM’s Senior VP Planning and Network. Mr. Alvo has served in various roles within LAN since 2001, including as CFO of LAN Argentina from 2005 until 2008, as Vice-president of Development of LATAM Airlines Group from 2003 until 2005 and Vice-President of Treasury of LATAM Airlines Group from 2001 until 2003. He assumed the position of Senior Vice-President Strategic Planning and Development in 2008. Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Jerome Cadier, is Chief Marketing Officer, a position he assumed in March 1st, 2013. Mr. Cadier has a Masters degree from the Kellogg Graduate School of Business, USA and an Industrial Engineer degree from Escola Politecnica da Universidade de Sao Paulo, Brasil. Between 1994 and 2002, Mr. Cadier worked as a management consultant for McKinsey and Co. in Sao Paulo, Brasil. In 2003 he joined Whirlpool Home Appliances where he held several positions among which are head of sales and marketing for Brazil and CEO for Whirlpool Oceania.

Mr. Juan Carlos Mencio is Senior Vice President of Legal Affairs and Compliance for LATAM Airlines Group since June 1, 2014. Mr. Mencio had previously held the position of General Counsel for North America for LATAM Airlines Group and its related companies, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LAN, he was in private practice in New York and Florida representing various international airlines. Mr. Mencio obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

Mr. Andrés Osorio, is LATAM’s Chief Financial Officer (“CFO”), and has held this position since August, 2013. He holds a Business degree from the Catholic University of Chile and has over 20 years of experience leading financial areas in companies such as Cencosud, where he was CFO for 7 years, and Metrogas, among others. He has also been CEO of Empresas Indumotora, a Chilean automobile conglomerate, and was a partner at PricewaterhouseCoopers in Chile. As of January 31, 2015, Mr. Osorio owned 20,000 common shares of LATAM (0.0036% of LATAM Airlines Group’s outstanding shares).

Mr. Emilio del Real Sota, is LATAM’s HR Executive Vice-President, a position he assumed (with LAN) in August 2005. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Mr. Cristian Ureta Larrain, is LATAM’s Cargo Executive Vice-President. From 1998 and 2002, Mr. Ureta was LAN Cargo’s Planning and Development Vice-President and in 2002 he was promoted to Production Vice President. In 2005, Mr. Ureta assumed the position of General Manager-Cargo. Mr. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University. Prior to that, Mr. Ureta served as General Director and Commercial Director at Mas Air, and as Service Manager for Fast Air.

B. Compensation

In 2014, the Company paid its principal executives (considering the levels of Vice- Presidents, General Managers, Senior Director and Directors as defined above) a total of US$ 44,133,566. No incentives for performance during 2014 were paid. As a result, the Company paid its principal executives total gross remunerations of US$ 44,133,566.

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

As set forth in further detail in the following table, in 2014 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$372,913.

Board Members	Fees (US$)(2) (3)
Mauricio Rolim Amaro	53,717
Maria Claudia Amaro	11,510
Henri Philippe Reichstul	7,799
Ricardo J. Caballero	27,450
Juan José Cueto Plaza	36,508
Ramon Eblen Kadis	63,406
Georges de Bourguignon	62,887
José María Eyzaguirre Baeza	5,946
Carlos Heller Solari	18,067
Juan Gerardo Jofre Miranda	66,039
Francisco Luzón López(	19,585
Total	372,913

(2)	Fees were converted from Chilean Pesos into US Dollars at a rate of CLP$600 per US Dollar.
(3)	Includes fees paid to members of the board of directors’ committee, as described below.

All of the above-mentioned directors were elected to the LATAM board of directors in April 2014.

As required by Chilean law, LATAM Airlines Group makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in April 2015. See “—Directors and Senior Management” above.

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

Under Chilean Corporation Law we are required, to the extent possible, to appoint a majority of independent directors to the Board of Directors Committee. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders. See “Item 16. G. Corporate Governance.”

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

As of March 31, 2015, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of March 31, 2015, the committee members were Mr. Gerardo Jofré Miranda, Mr. Ramón Eblen Kadis and Mr. Georges de Bourguignon Arndt. We pay each member of the committee 67 UFs per monthly assistance to meetings.

Other LATAM Board Committees

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

On June, 2014 LATAM’s board of directors established a Risk Committee to oversee the creation, implementation and management of a risk matrix for the Company

Corporate Governance Practices

On March 31, 2014 LATAM Airlines Group filed the Company’s Corporate Practices Report prepared according to General Rule N° 341 of the Securities and Insurance Commission issued November 29, 2012. The reporting obligation stipulated in this rule is for practices in place as of December 31st of each year and the report must be presented no later than March 31st of the following year.

The report provided each year to the Commission must cover the following subjects:

•	How the Board works

•	The relationship between the company, shareholders and the public in general

•	How senior officers are replaced and compensated

•	The definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees ending the period	As of December 31,
	2014(1)	2013	2012
Administrative	10,077	9,908	8,980
Sales	5,246	5,680	4,858
Maintenance	6,986	6,925	6,932
Operations	17,517	17,054	18,138
Cabin crew	9,237	9,339	10,164
Cockpit crew	4,009	4,091	4,527

Total	53,072	52,997	53,473

(1)	At December 31, 2014, approximately 24% of our employees worked in Chile, 75% in other Latin American countries and 1% in the rest of the world.

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

As required by Chilean law, we make obligatory contributions to the privatized pension fund system on behalf of our employees, but we do not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees. However, the pilots’ collective bargaining agreement includes a clause that permits resignation with severance payment, in case a pilot reaches a certain age and is still providing services to the company. In Brazil, TAM offers a private pension plan to its executives and pilots.

Long Term Incentive Compensation Program

On December 21, 2011, the extraordinary shareholders meeting approved a capital increase of 142,355,882 shares to a total of 488,355,791 shares. The same meeting designated 4,800,000 shares for purposes of a proposed employee stock option compensation plan. Those 4,800,000 shares represented a 0.98% of the total share capital after such capital increase. The shareholders’ meeting authorized our board of directors to elaborate the compensation plan. The 2011 Compensation Plan is aimed at promoting our interests by encouraging senior management employees to contribute substantially to our success, by motivating them with stock options.

The	general features of this stock option plan are:

(a)	The selection of the employees of the Company and its subsidiaries that were included by the Board of Directors in the compensation plan was made after a recommendation by our Executive Committee. A stock option agreement was signed with each selected employee for the number of options in connection to the acquisition of our shares to be allocated to such employee.

(b)	Until the shares in the option are subscribed, the optionee has no economic or political rights and is not considered in the quorums of shareholders meetings.

(c)	The options allocated to each employee are vested in parts, on the following two dates: (1) 30% on December 21, 2014; (2) 30% on December 21, 2015; and (3) 40% on June 21, 2016, subject to remaining employed by the Company.

(d)	The period during which the employee must exercise the options will expire December 21, 2016. If the employee has not exercised or waived the options in that period, the employee will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived all rights or powers in relation thereto, releasing us from any obligation.

(e)	The price payable for these shares if the respective options are exercised is US$17.22 adjusted by the variation in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, from the date it was set by our Board of Directors to the date of subscription and payment of the shares. Such price shall be paid in Chilean pesos, converted at the observed dollar exchange rate published in the Official Gazette on the same date as subscription and payment of the shares.

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

As of March, 2015, Stock Option Contracts were issued by the Company to 46 employees of the Company and its subsidiaries for a total of 4,202,000 stock options. This stock option plan excludes members of the Cueto group, the LATAM Controlling Shareholder, that serve as senior management of the Company.

The Company’s shareholders approved the issuance of 1,500,000 shares at the Special Shareholders Meeting held June 11, 2013, among other matters. Those shares will be allocated to compensation plans for the employees of the Company and its subsidiaries (the “2013 Compensation Plan”).

The general features of the 2013 Compensation Plan are:

1.	The options allocated to each employee shall be exercisable entirely on November 15, 2017, provided the employee continues to work for the Company.

2.	Employees may exercise such options, after they become exercisable on the aforesaid date, either all at once or in parts. They must subscribe and pay for those shares at once, at the time of subscription, in cash, by check, by bank check, by money transfer or by any other instrument or medium representing cash payable on demand. Partial option exercises cannot be for less than 10% of all options granted to the Employee.

3.	The period in which employees must exercise options after they become exercisable expires June 11, 2018. If employees have not exercised or waived options in that period, they shall be deemed to have waived the options for all purposes and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the company shall be deemed extinguished, the employee shall be deemed to have irrevocably waived all rights or powers in relation thereto, and the company shall be released from any obligation.

4.	The price payable per share allocated to the 2013 Compensation Plan is US$16.40, if the respective options are exercised, adjusted by the change in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, starting the first day of the preemptive option period to the date of subscription and payment of the shares. The subscription price will be paid in Chilean pesos, converted using the Observed Dollar exchange rate published in the Official Gazette on the same date as subscription and payment of shares.

No options have been granted under the 2013 Compensation Plan.

Training

There has been no significant change in the number of company employees between 2012 and 2014. There was also no significant variation between the positions held by such employees.

As of December 31, 2014, the Company had 776 temporary employees. Approximately 48% of these temporary employees worked in Chile, 50% in other Latin American countries and 2% in the rest of the world.

As of December 31, 2014, 97% of all company employees with permanent contracts are covered by collective agreements.

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

Chile

We usually negotiate longer-term labor contracts with the labor unions in anticipation of their scheduled expirations. Under Chilean law longer-term labor contracts are limited to a period of four years. In general, the expiration of our labor agreements with the several unions that represent our pilots and other personnel are staggered in a way that we avoid being in the position of having to renegotiate contract terms with substantially all of our pilots or other personnel at the same time.

In 2014, we renegotiated our collective bargaining agreement with LAN Express’ flight attendants union, which will be effective until 2018.

Ecuador

•	LAN: In Ecuador, three employee associations were formed in 2012: of pilots, other general but composed mostly by maintenance employees and other general but composed mostly by employees of airports/administration.

Additionally, in 2011 a union previously exclusive to cabin crew became general. These groups maintain relations with the Company, but do not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law, because less than 50% of our employees eligible for membership are members of each union

In November 2014 the Company’s negotiation of a voluntary agreement with the association of pilots was suspended because the directive did not agree with the offer from the Company.

•	ANDES: In 2013 two unions of ground handling employees were formed in Andes.

These groups maintain relations with the Company, but do not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law, because less than 50% of our employees eligible for membership are members of each union.

Argentina

In Argentina, the majority of LAN employees are members of sectorial unions. In December 2014, we entered into five salary agreements with unions representing LAN Argentina employees. Negotiations with the Mechanics’ Union are still ongoing. These negotiations take place annually due to need to make adjustments for inflation

Peru

LAN Peru is negotiating with the union of flight dispatchers, and is expected to conclude negotiations with a collective agreement during the first quarter of 2015. In Peru we have five other unions whose collective agreements are in force until 2016 (pilots), 2017 (cabin crew, aircraft technicians) and 2018 (airport workers).

Brazil

Under Brazilian law, the validity of collective bargaining agreements is limited to two years. TAM’s collective bargaining agreements are valid for one year (for the economic clauses) and for two years (for social clauses). TAM has historically negotiated collective bargaining agreements with nine unions in Brazil— one crew flight union, which represents the functions of flying workers (pilots, copilots and flight attendants), and nine ground staff unions, which are TAM employees who exercise their duties on the ground to support TAM’s operations. In December 2013, TAM renegotiated collective bargaining agreements with nine unions, which included a wage increase of 7% for ground workers (ground handling) earning minimum wage, and an increase of 5.6% for other salaried ground workers and flying workers, and the inflation rate for the period was 5.6%. For the ground staff workers with salaries up to ten thousand dollars, the increase was 5.6% and for employees earning over R$ 10,000 the adjustment was R$ 560.0. During the negotiations there was no stoppage of employees or even strike action.

E. Share Ownership

As of January 31, 2015, the members of our Board of Directors and our executive officers as a group own 48.77% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—Employees—Long Term Incentive Compensation Program.”

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Cueto Group is LATAM’s controlling shareholder and it is comprised by Mr. Juan José Cueto Plaza (one of our directors), Mr. Ignacio Cueto Plaza (the CEO LAN), Mr. Enrique Cueto Plaza (the CEO LATAM) and certain other family members. As of January 31, 2015, the Cueto Group owned 25.49% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. The Cueto Group, which we also refer to as the “LATAM controlling shareholders,” have entered into a shareholder’s agreement with LATAM, TEP Chile and the TAM controlling shareholders. See “—Shareholders’ Agreements.”

Following our combination with TAM, the Amaro Group is also a major shareholder of LATAM Airlines Group. The Amaro Group, which we also refer to as the “TAM controlling shareholders,” are controlling shareholders of TAM, through their 100% ownership of TEP Chile and majority ownership of Holdco I voting shares, which owns 100% of the common shares of TAM. The Amaro Group’s members include our chairman Mauricio Rolim Amaro and our former director Maria Claudia Amaro. As of January 31, 2015, the Amaro Group owned 12.02% of LATAM Airlines Group’s common shares. The Amaro Group has entered into a shareholder’s agreement with LATAM and the LATAM controlling shareholders. The terms of this shareholders’ agreement require the LATAM controlling shareholders to vote to elect individuals nominated by TEP Chile as members of our board of directors. See “—Shareholders’ Agreements.”

In addition to these shareholders, there are two other major shareholder groups. As of January 31, 2015, the Bethia Group, which includes our director Carlos Heller Solari, owned 6.14% of our common shares and the Eblen Group, which includes our director Ramón Eblen Cádiz, owned 5.12% of our common shares.

The table below sets forth the beneficial owners, as of January 31, 2015, of our common shares, including our controlling shareholders, other major shareholders and minority shareholders.

	Beneficial ownership (as of January 31, 2015)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group	139,089,520	25.49%
Costa Verde Aeronautica S.A.	85,772,914	15.72%
Inversiones Nueva Costa Verde Aeronautica Ltda.	22,914,277	4.20%
Costa Verde Aeronautica SpA	20,000,000	3.67%
Others	10,402,326	1.91%
Amaro Group	65,554,075	12.02%
TEP Chile S.A.	65,554,075	12.01%
Bethia Group.	33,367,363	6.12%
Axxion S.A.	18,473,333	3.39%
Inversiones HS SpA.	14,894,024	2.73%
Eblen Group.	27.945.199	5.12%
Inversiones Andes S.A.	17,146,529	3.14%
Inversiones PIA SpA.	5,403,804	0.99%

All other minority shareholders	279.601.943	51.25%

Total	545.558.101	100.00%

As of January 31, 2015, 7.66% of our capital stock was held in the form of ADSs, and 0.52% in the form of BDSs. Chilean pension funds held 17.63% of our capital stock and other minority investors held 25.44% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of January 31, 2015, we had 1,638 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

As described above under “Item 4. Information on the Company—History and Development of the Company—Combination of LAN and TAM,” following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the business combination, LATAM Airlines Group and the LATAM controlling shareholders entered into several shareholders’ agreements with TAM, the TAM controlling shareholders (acting through TEP Chile) and Holdco I that establish agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholders’ agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the business combination of LAN and TAM.

Governance and Management of LATAM Group

We refer to the shareholders’ agreement among the LATAM controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LATAM Airlines Group common shares and TEP Chile’s voting shares of Holdco I, as the “control group shareholders’ agreement.” We refer to the shareholders’ agreement between us and TEP Chile, which sets forth our agreement concerning the governance, management and operation of the LATAM Group as the “LATAM Airlines Group-TEP shareholders’ agreement.” The control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement set forth the parties’ agreement on the governance and management of the LATAM Group following the effective time.

This section describes the key provisions of the control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement. The description of these control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders’ agreements, which have been filed as exhibits to this annual report on Form 20-F.

Composition of the LATAM Airlines Group Board

Mr. Maurício Rolim Amaro was reelected to the LATAM Airlines Group board of directors in April 2014. If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term. Thereafter, LATAM Airlines Group’s board of directors will appoint any of its members as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with LATAM Airlines Group’s by-laws. Mrs. Maria Cláudia Oliveira Amaro was elected to the LATAM Airlines Group board of directors in June 2012, and resigned this position in September 2014. Also in September 2014, accordingly with Chilean law, Mr. Henri Philippe Reichstul was appointed by the board to fill her seat until the next general shareholders meeting. Mr. Reichstul will serve in this position until the next ordinary meeting of shareholders, in which the board of directors will have to be renewed and reelected in full.

Management of the LATAM Group

Mr. Enrique Cueto Plaza has served as CEO of LATAM (“CEO LATAM”) since June 2012. The CEO LATAM is the highest ranked officer of the LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is charged with the general supervision, direction and control of the business of the LATAM Airlines Group and certain other responsibilities set forth in the LATAM Airlines Group-TEP shareholders’ agreement. After any departure of the current CEO LATAM, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.
Mr. Ignacio Cueto Plaza has served as CEO of LAN (“CEO LAN”) since June 2012. The CEO LAN reports directly to the CEO LATAM and has general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco I, TAM and its subsidiaries, and the international passenger business of the LATAM Group. The CEO LAN, together with Mr. Marco Antonia Bologna, the current the CEO of TAM (“CEO TAM”), are responsible for recommending a candidate to the CEO LATAM to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the CEO LAN and the CEO TAM. The key executives of the LATAM Group (other than the CEO LATAM and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the CEO LATAM.

The head office of the LATAM Airlines Group continues to be located in Santiago, Chile.

Governance and Management of Holdco I and TAM

We refer to the shareholders’ agreement between us, Holdco I and TEP Chile, which sets forth our agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, as the “Holdco I shareholders’ agreement” and to the shareholders’ agreement between us, Holdco I, TAM and TEP Chile, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time as the “TAM shareholders’ agreement.” The Holdco I shareholders’ agreement and the TAM shareholders’ agreement set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (collectively, the “TAM Group”) following the business combination of LAN and TAM.

This section describes the key provisions of the Holdco I shareholders’ agreement and the TAM shareholders’ agreement. The description of these Holdco I shareholders’ agreement and the TAM shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders’ agreements, which have been filed as exhibits to this annual report on Form 20-F.

Composition of the Holdco I and TAM Boards

The Holdco I shareholders’ agreement and TAM shareholders’ agreement generally provide for identical boards of directors and the same chief executive officer at Holdco I and TAM, with LATAM appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors). On April 30, 2014 Mr. Marco Antonio Bologna was named President of the Board of Directors of TAM S.A. replacing Mrs. Maria Cláudia Oliveira Amaro and on September 8th, 2014 Mrs. Maria Cláudia Oliveira Amaro resigned to her position as director of Holdco I. In her place, the board of directors appointed Mr. Henri Philippe Reichstul as a member of the board until the next general ordinary meeting of shareholders. A full renovation of the Board of Directors will take place no later than April 2015.

The control group shareholders’ agreement provides that the persons elected by or on behalf of the LATAM controlling shareholders or the TAM controlling shareholders to our board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM Group CEO under the oversight of the board of directors of Holdco I. The day-to-day business and affairs of TAM will be managed by the TAM Diretoria under the oversight of the board of directors of TAM. The TAM Diretoria will be comprised of the TAM Group CEO, the TAM CFO, the TAM COO and the TAM CCO. Marco Bologna, currently the CEO of TAM, will be the initial CEO of Holdco I and TAM, or the “TAM Group CEO” and any successor CEO will be selected by LATAM from three candidates proposed by TEP Chile. The TAM Group CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the board of directors of TAM. The initial chief financial officer of TAM, or the “TAM CFO,” has been jointly selected by LATAM and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LATAM The chief operating officer of TAM, or the “TAM COO,” and chief commercial officer of TAM, or the “TAM CCO,” will be jointly selected and recommended to the TAM board of directors by the TAM Group CEO and TAM CFO and approved by the TAM board of directors. These shareholders’ agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

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

Transfer Restrictions

Pursuant to the control group shareholders’ agreement, the LATAM Airlines Group controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LATAM Airlines Group common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LATAM Airlines Group common shares, neither the LATAM Airlines Group controlling shareholders nor TEP Chile may sell any of its LATAM Airlines Group common shares, and TEP Chile may not sell its voting shares of Holdco I, until June 2015. Thereafter, sales of LATAM Airlines Group common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. After June 2022, TEP Chile may sell all of its LATAM Airlines Group common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LATAM Airlines Group controlling shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LATAM Airlines Group controlling shareholders have agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to LATAM for the same consideration paid for such shares.

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

Restriction on transfer of TAM shares

LATAM agreed in the Holdco I shareholders’ agreement not to sell or transfer any shares of TAM stock to any person (other than our affiliates) at any time when TEP Chile owns any voting shares of Holdco I. However, LATAM will have the right to effect such a sale or transfer if, at the same time as such sale or transfer, LATAM (or its assignee) acquires all the voting shares of Holdco I beneficially owned by TEP Chile for an amount equal to TEP Chile’s then current tax basis in such shares and any costs TEP Chile is required to incur to effect such sale or transfer. TEP Chile has irrevocably granted us the assignable right to purchase all of the voting shares of Holdco I beneficially owned by TEP Chile in connection with any such sale.

Conversion Option

Pursuant to the control group shareholders’ agreement and the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions” section).

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

It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party. Such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2014.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-194.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business.

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and Conselho Administrativo de Defesa Econômica (CADE), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation.

On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$10.9 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union.

        On September 3, 2013, CADE published its decision to impose a fine of US$51.020 million against ABSA, after an investigation commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.020 million and US$510,000.00 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$ 12,580,835 (based on an exchange rate of US$ 1 = R$ 2.6). CADE also reduced the fines against ABSA’s Director and employees to US$ 251,616 and US$ 125,800, respectively. ABSA is evaluating its option of a formal judicial appeal proceeding. Because ABSA continues to evaluate this judicial process, we cannot predict the ultimate outcome of this matter at this time.

The investigations by the DOJ, CCB and the EC prompted the filing of civil actions and claims by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group. As previously announced, LAN Cargo and ABSA reached a settlement agreement with the class action plaintiffs / non-class action claimants in the United States and in Canada.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). The activity and progress of said civil actions is limited, in that they are directly contingent upon the pending appeal before the General Court in Luxembourg. Given the pending decision of the General Court and a potential subsequent appeal to the Court of Justice of the European Union, we cannot predict the ultimate outcome of these cases at this time.

Authorities in Chile and the United States continue to investigate payments by LATAM Airlines Group S.A. (formerly LAN Airlines S.A.) in 2006-2007, to a consultant who assisted in the resolution of labor issues in Argentina. In connection with the above, the Company has hired lawyers in Chile and the United States, and in June 2011 voluntarily reported this situation to the Securities and Exchange Commission and the Justice Department of the United States. The Company continues to cooperate with the Chilean and U.S. investigations, including the review by the U.S. authorities of any potential violations of applicable U.S. laws and regulations. Presently the Company cannot predict the results in the matter, nor estimate or range the potential losses or risks that may eventually result from the way in which these investigations are finally resolved.

Legal proceedings involving TAM

TAM Linhas Aéreas is party to one action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft which crashed during departure, in addition to 22 actions filed by residents of the region of where the accident occurred, who are claiming pain and suffering, and a class action related to this crash. Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in TAM’s insurance policy with ItaúUnibancoSeguros S.A. We believe that the cap of US $400 million in that insurance policy is sufficient to cover any potential penalties and judicial or extrajudicial agreements arising as a result of this matter.

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

TAM Linhas Aereas filed an ordinary action with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Payment of the tax credit is suspended by virtue of the injunctive relief granted in TAM’s favor. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the INSS). In 2004 and 2011, the INSS issued an assessment notice tolling the Statute of Limitations of the social security credit as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The administrative proceedings have been suspended until completion of the judicial process. The approximate adjusted value of this proceeding as of December 31, 2012 was R$ 271 million. In the opinion of our legal advisors, the chance of losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of R$271 million pending the final outcome of the matter.

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

TAM Linhas Aereas filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, as of December 31, 2012 totaled R$1,146 million.

In addition, one administrative proceeding had been filed against TAM Linhas Aéreas concerning the alleged failure to pay an Industrialized Products Tax (“IPI”) and Import Tax (“II”) due on imported aircraft. In response, we filed the appropriate challenges on the basis that no federal tax should be payable on the imported aircraft because it is leased aircraft. The total amount involved in this administrative proceeding is R$770 million. In April 2013, the Conselho Administrativo de Recursos Fiscais (“CARF”) ruled the case in our favor and definitively released TAM from paying the initial debt.

Dividend Policy

In accordance with the Chilean Corporation Law, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with IFRS subject to the terms of Oficio Circular No. 856 issued on October 17, 2014 by the Chilean Superintendency of Securities and Insurance. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, unless the shares have not been fully paid by the shareholder after being subscribed.

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

A. Offer and Listing Details

The principal trading market for our common shares is the SSE. The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs have been listed on the NYSE under the symbol “LFL” since November 7, 1997. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. On June 22nd, 2012 the common shares additionally started to be traded on the Brazilian Stock Exchange (“Bovespa”) under the symbol LATM11. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the SSE for the common shares and the high and low closing prices on the NYSE for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

Period	Ch$ per Common Share		US$ per ADS		R$ per BDR
	Low	High	Low	High	Low	High
2010	14,790.00	15,600.0	30.79	32.68

2011	14,790.00	15,600.0	18.65	31.91

2012(*)	10,577.3	14,360.7	22.10	29.40	45.33	53.35

2013
Quarters:
First	10,112.5	11,755.4	21.53	24.84	42.38	49.00
Second	7,800.9	10,100.6	15.17	21.22	31.73	42.30
Third	5,967.3	8,313.9	11.62	16.45	26.53	35.16
Fourth	7,388.0	8,726.6	14.91	16.86	32.94	38.59

Annual:
Annual 2013	5,967.3	11,755.4	11.62	24.84	26.53	49.00

2014
Quarters:
First	7,517.5	8,791.6	13.46	16.36	31.01	38.00
Second	7,444.2	8,742.5	13.36	15.62	30.80	35.60
Third	6,697.0	7,694.1	11.32	13.69	25.00	30.47
Fourth	6,533.3	7,359.6	10.60	12.30	26.00	32.00

Months:
September	6,860.6	7,694.1	11.32	13.03	26.49	30.47
October	6,533.3	7,024.9	10.99	12.20	26.00	29.40
November	6,840.1	7,359.6	11.31	12.30	28.00	30.49
December	6,675.6	7,301.6	10.60	11.98	28.50	32.00

Annual:
Annual 2014	6,533.3	7,359.6	10.60	16.36	25.00	38.00

2015
Months:
January	6,684.5	7,198.3	10.37	11.82	27.71	29.50
February	6,545.3	6942.4	10.49	11.05	31.01	36,00
March	5,286.8	6,513.4	8,27	10,44	26,35	28,00

Source: Santiago Stock Exchange, the New York Stock Exchange and the Bovespa

(*)	From June 22, 2012, following the combination of LAN and TAM, the trading stock continues to be listed as “LFL” on the NYSE and as “LAN” on the SSE, but reflects the value of the combined operating entity, LATAM Airlines Group.
(1)	As of March 25, 2015.

As of January 31, 2015, a total of 545,558,101 million common shares were outstanding, including common shares represented by ADSs.

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

These obligations are extended (i) to certain individuals (immediate family, next of kin and others) if the ADS holder is a natural person; (ii) to any entity controlled by the holder, if the ADS is a legal entity; and (iii) to groups, if a holder has any joint action agreement with other holders and the group reaches or exceeds the cited threshold.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or if they are making a financial investment.

Under Article 54 of the Securities Market Law and under SVS regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly traded company, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. In the first place, the potential acquirer must send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the SVS and the Chilean stock exchanges on which the target’s securities are listed, stating, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations. Subsequently, the potential acquirer must also inform the public of its planned acquisition by means of a publication in two Chilean newspapers with national distribution and by uploading such notice to the acquirer’s website, if available. Both requirements shall be met at least ten business days prior to the date on which the acquisition transaction is to close, and in any event, as soon as negotiations regarding the change of control have been formalized or when confidential information or documents concerning the target are delivered to the potential acquirer. The notices must state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions shall be carried out through a tender offer:

•	an offer which allows to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•	an offer for a controlling percentage of the shares of a publicly traded company if the acquirer intends to take control of the company (whether publicly-traded or privately held) controlling such publicly traded company, to the extent that the latter represents 75.0% or more of the consolidated net assets of the former.

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

As of February, 28, 2015, our share capital consisted of 545,558,101 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right of corporations to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to two employee compensation plans: (i) 2011: approved by extraordinary shareholders’ meetings held on December 21, 2011 and September 4, 2012, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on December 21, 2016; and (ii) 2013: approved by extraordinary shareholders’ meeting held on June 11, 2013, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on November 15, 2017.

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

Airbus A320 Family Fleet

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

On May 10, 2010, we entered into amendment No. 6 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft and reschedule the scheduled delivery date of thirteen aircraft.

On May 19, 2010, we entered into amendment No. 7 to the Second A320-Family Purchase Agreement to reschedule the scheduled delivery date of three aircraft.

On September 23, 2010, we entered into amendment No. 8 to the Second A320-Family Purchase Agreement to convert the aircraft type of one aircraft and reschedule the scheduled delivery date of four aircraft.

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

On November 3, 2011, we entered into amendment No. 11 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft and reschedule the schedule delivery date of four aircraft.

On November 19, 2012, we entered into amendment No. 12 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft, identify certain Aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.

On August 19, 2013, we entered into amendment No. 13 to the Second A320-Family Purchase Agreement to convert several A320 aircraft to A321 aircraft and to reschedule the scheduled delivery dates of several aircraft.

On 31 March, 2014, we entered into amendment No. 14 to the Second A320-Family Purchase Agreement covering the rescheduling of the scheduled delivery date of one Aircraft.

On May 16, 2014, we entered into amendment No. 15 to the Second A320 Family Purchase Agreement covering the rescheduling of the scheduled delivery month of certain Aircraft.

On July 15, 2014, we entered into amendment No. 16 to the Second A320 Family Purchase Agreement July 15th 2014 covering substitution of certain Aircraft.

On October 30, 2014, we entered into a novation agreement covering the novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.

On December 11, 2014, we entered into amendment No. 17 to the Second A320 Family Purchase Agreement covering the substitution of certain Aircraft.

Between April and August 2011, we entered into Buyback Agreements No. 3001, 3030, 3062, 3214 and 3216 with Airbus Financial Services for the sale of five A318 aircraft.

Between August 2012 and January 2013, we entered into Buyback Agreements No. 3371, 3390, 3438, 3469 and 3509 with Airbus Financial Services for the sale of five A318 aircraft.

Airbus A320NEO Family Fleet

On June 22, 2011, we entered into A320 NEO Purchase Agreement (“A320 NEO Purchase Agreement”) to acquire twenty Airbus 320 NEO family aircraft with schedule delivery dates in 2017 and 2018. The estimated gross value (at list prices) of these aircraft is US$1.7 billion.

On February 27, 2014, we entered into amendment No. 1 to the A320 NEO Purchase Agreement covering the advancement of the date by which the LATAM selects the propulsion systems.

On July 15, 2014, we entered into amendment No. 2 to the A320 NEO Purchase Agreement covering the order of incremental A320 NEO Aircraft.

On December 11, 2014, we entered into amendment No. 3 the A320 NEO Purchase Agreement covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.

Aercap Holdings N.V.

On May 28, 2013, we entered into a framework deed with Aercap Holdings N.V. for the sale and leaseback of several A330-200 aircraft already in fleet and several new aircraft to be received from the manufacturer including A350-00, B787-8 and B787-9 aircraft. The estimated gross value (at list prices) of these aircraft is US$3.0 billion.

Aircastle Holding Corporation Limited

On February 21, 2014, we entered into a framework deed with Aircastle Holding Corporation Limited for the lease of four B777-300ER already in fleet. The four aircrafts were manufactured in 2012 and the estimated market value (at list prices) of these aircraft is US$580 million. The average term of the leases is 60 months.

GE Commercial Aviation

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.

GE Engine Services LLC

On June 12, 2014, we (and TAM Linhas Aereas S,A) entered into engine services agreement with GE Engine Services, LLC and GE Celma Ltda. for the provision of maintenance services of CF6-80C2B6F engines (which powers our B767 fleet) during 200 shop visits or 10 years, whichever occur first.

CFM International

On December 17, 2010, we entered into General Terms Agreement No. CFM-1-2377460475 (the “GTA”) and Letter Agreement No. 1 to GTA with CFM International, Inc. (“CFM”) for the sale and support by CFM of CFM56-5B engines to power 70 A320 family aircraft and up to 14 CFM56-5B spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with CFM for the provision by CFM of maintenance services for the abovementioned installed and spare engines.

On December 31, 2014, we entered Letter Agreement No. 2 to GTA with CFM International, Inc. (“CFM”) for the sale and support by CFM of CFM56-5B engines to power 20 A320 family aircraft and 1 spare engine.

PW1100G-JM Engine Maintenance Agreement

In February 2014, we entered into an engine support and maintenance agreement with United Technologies Internation Corporation, Pratt & Whitney Division (“PW”) for the sale, support and maintenance by PW of PW1100G-JM engines to power 42 A320NEO family aircraft and 9 spare engines. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for LATAM.

Sabre Contract

In November 2009, we entered into a master agreement with Sabre Inc., pursuant to which LATAM was granted with access and use of certain reservation systems and other Sabre software solutions. This agreement will remain in force for five years or until the expiration of all Work Orders to the agreement. In addition, LATAM has distribution agreements in place with Sabre as well as with other distribution providers.

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

In October 2011, TAM entered into a new purchase agreement for 10 A320-Family Aircraft with deliveries between 2016 and 2017, plus 22 A320 NEO Family Aircraft with deliveries between 2016 and 2018.

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

In February 2013, TAM entered into Amendment No. 15 to the A320/A330 Purchase Agreement to make some changes to the scheduled delivery month of certain A320 Family Aircraft.

In February 2013, TAM entered into Amendment No. 16 to the A320/A330 Purchase Agreement to make a change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and to make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.

In August 2013, TAM entered into Amendment No. 17 to the A320/A330 Purchase Agreement to make a change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.

In December 2014, TAM entered into Amendment No. 19 to the A320/A330 Purchase Agreement to reschedule and substitute certain A321 Aircraft.

A350 Family Purchase Agreement

In January 2008, TAM entered into a purchase agreement with Airbus S.A.S. for the purchase of 22 A350 aircraft.

In July 2010, TAM entered into amendment No. 1 to the A350 purchase agreement to purchase five additional A350 XWB.

In July 2014, TAM entered into amendment No. 2 to the A350 purchase agreement to reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.

In July 2014, TAM, LATAM and Airbus entered into a novation agreement novating the A350 purchase agreement from TAM to LATAM.

In October 2014, we entered into amendment No. 3 to the A350 purchase agreement to reschedule the schedule delivery month of a certain A350-900XWB aircraft.

Boeing 777 Purchase Agreement

In February 2007, TAM entered into a purchase agreement with Boeing for the purchase of four Boeing 777-32WER.

In August 2007, TAM entered into supplemental agreement No. 1 to the 777 Purchase Agreement to exercise four option aircraft and to define certain aircraft configuration.

In March 2008, TAM entered into supplemental agreement No. 2 to the 777 Purchase Agreement to document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.

In December 2008, TAM entered into supplemental agreement No. 3 to the 777 Purchase Agreement for the purchase of 2 incremental 777 aircraft.

In July 2010, TAM entered into supplemental agreement No. 5 to the 777 Purchase Agreement to reschedule the delivery of certain aircraft.

In February 2011, TAM entered into supplemental agreement No. 6 to the 777 Purchase Agreement for the purchase of 2 incremental 777 aircraft.

In May 2014, TAM entered into supplemental agreement No. 7 to the 777 purchase agreement to substitute two 777-300ER Aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.

CFM56-5B Engine Maintenance Contract

In March 2006, TAM entered into a services agreement with GE Celma, a Brazilian subsidiary of General Electric Engine Services division, for the maintenance by GE Celma of CFM56-5B engines to power 25 A320 family aircraft and 4 spare engines.

In March 2007 TAM entered into the Amendment 1 to the abovementioned services agreement with GE Celma, extending the maintenance services to the engines powering additional 16 A320 family aircraft and 2 spare engines.

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

PW4168 Engine Maintenance Agreement

In June 2007, TAM Linhas Aéreas S.A. entered into an purchase and support agreement engine sale, support and maintenance services agreement with Pratt & Whitney covering 20 engines contained in TAM’s A330-200 fleet 6 aircraft plus 2 spares. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for TAM. Amendment 3 July 2010 10 aircraft y 4 spares.

Sabre Contract

In October 2003, TAM entered into a general services agreement with Sabre Travel International Limited, pursuant to which TAM was granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. The term of the agreement was tacitly and automatically extended to cover all Work Orders currently in force under the agreement and will expire at the same time with the expiration of the last Work Order. In addition, TAM has distribution agreements in place with Sabre as well as with other distribution providers.

Amadeus Contract

In July 2009, TAM entered into a general services agreement with Amadeus IT Group S.A., pursuant to which TAM was granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. This agreement will remain in force for ten years, unless cancelled early by either party. In addition, TAM has distribution agreements in place with Amadeus as well as with other distribution providers.

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

Investment in Our Shares and ADRs after the business combination with TAM

As a result of the combination with TAM, investments made in shares of our common stock are subject to the following requirements:

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

On September 29, 2014, Chile enacted Law No. 20,780 (the “Tax Reform Act”). The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018.

Cash Dividends and Other Distributions

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. In the year 2014, Law 20.780 modified the provisional rate of the first category tax from 20% to 21%.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a First Category Tax rate of 21%, and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

The Company’s taxable income	100.00
First Category Tax (21% of Ch$100)	(21.00)
Net distributable income	79.00
Dividend distributed (30% of net distributable income)	23.70
First category increase	6.30
Withholding Tax (35% of the sum of Ch$23.70 dividend plus Ch$6.30 First Category Tax paid)	(10.50)
Credit for 21% of First Category Tax	6.30
Net tax withheld	(4.20)
Net dividend received	19.50
Effective dividend withholding rate	17,72%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)1 – (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the Company’s Taxable Profit Fund. The Effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, which results in an effective rate of 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, from 2004 until 2010, the First Category Tax rate was 17%, which results in an effective rate of Withholding

Tax of 21.69%, In 2011 the First category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2012 the First category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2013 the First category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2014 the First category Tax rate was 21%, which results in an effective rate of Withholding Tax of 17.72%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5%, 17% or 20% the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If as of December 31 of the year in which the dividend is paid, the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

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

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax 21% in 2014, ) and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) the difference between Withholding Tax rate and First Category Tax rate of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax too. Unless the gain subject to taxation can be determined, case in which the withholding is equal to 35%. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$40,588 as of December 31, 2014) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty in effect between the United States and the Republic of Chile. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Accordingly, we expect that dividends we pay with respect to the ADSs will be qualified dividend income. Because our common shares are not expected to be listed on any United States securities market, it is unclear whether dividends we pay with respect to the common shares will also be qualified dividend income. If dividends we pay with respect to our common shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S holder (including dividends received by a noncorporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK General

Given the nature of its business, LATAM is exposed mainly to three types of market risk:

•	Fuel price fluctuations;

•	Foreign exchange fluctuations; and

•	Interest rate fluctuations.

Management assesses the level of our exposure to these risks periodically to determine the extent to which we should hedge against them and the most effective mechanisms to implement the hedge. LATAM purchases derivative instruments in foreign markets to offset market risk exposure, typically utilizing a mix of financial and commodity derivatives. LATAM does not enter into or hold derivative contracts for trading purposes.

Risk of Fluctuations in Fuel Prices

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil, OPEC decisions, refinery capacities, stock levels of crude oil and geopolitical factors.

Individually, LAN and TAM fuel consumption for 2014 of 597.2 million and 632.1 million gallons, respectively. Since the combination of their business operations, LATAM has been managing the fuel hedging program for both LAN and TAM, based on an approved policy. LATAM forecasted fuel consumption for 2015 was 1.252 million gallons. This policy aims to hedge approximately 20-60% of our aggregate fuel consumption, using commodity derivatives for the expected fuel consumption from 12-24 months.

Jet Fuel isn’t the only underlying asset that LATAM may use for hedging purposes. It may also consider derivative instruments in other underlying commodity assets such as crude oil (Brent) or heating oil.

To keep the Company competitive, a portion of the fuel consumption is not hedged, as a drop in fuel prices positively affects the Company through a reduction in costs.

We may be exposed to fuel hedging transaction losses if our counterparties default (when LATAM has a positive Mark To Market). To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. For more information see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business” .

During 2014, 2013 and 2012 we entered into a mix of swaps and option contracts on BRENT and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non delivery forward). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2014 LATAM	2013 LATAM	2012 LATAM(1)
	(millions of US$)
Gallons Purchased	684.3	823.7	598.4
% Total Annual Fuel Consumption	55.6%	65.0%	44.7%
Combined Result of Hedges (in US$)	–108.7	+19.8	–3.8

(1)	Includes TAM’s fuel hedging from June 23, 2012.

As of December 31, 2014, the fair value of our outstanding fuel related derivative contracts was estimated to be US$157.2 million (negative).

Gains and losses on the hedging contracts outlined above are recognized as a cost of sales in the income statement when the fuel subject to the hedge is consumed. Premiums paid related to fuel derivative contracts are recorded as prepaid expenses (current assets) and recorded as an expense at the time the contract expires.

Under IFRS, the fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item is hedged for more than 12 months, and as a current asset or liability if the remaining term of the item is hedged for less than 12 months. The fair value of the derivative contracts is deferred within an equity reserve account. Please see Note 2.10 to our audited consolidated financial statements. As the current positions do not represent changes in cash flows but a variation in the exposure to the market value, the Company’s current hedge positions have no impact on income; they are booked as cash flow hedge contracts, so a variation in fuel prices has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2015, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2014, 2013 and 2012.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
	2014 LATAM	2013 LATAM	2012 LATAM
	(millions of US$ per barrel)
BRENT or JET benchmark price
+5	+24.9	+24.6	+12.6
–5	–25.1	–19.1	–11.3

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS (Principles for recognizing and measuring financial instruments).

Given the fuel hedge structure as of December 31, 2014, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 90.2 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the JET and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$ 88.1 million of the Company’s total fuel consumption.

Risk of Fluctuations in Interest Rates

As of December 31, 2014, LATAM had US$ 8,793 million in outstanding interest bearing loans. LATAM uses interest rate derivatives to reduce the impact of an increase of interest rates. 68% of LATAM outstanding debt as of December 31,2014 was effectively at a fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$2,799 million from which 83.3% is assigned to aircraft financing and 16.7% to non-aircraft financing. The fixed interest rate debt amounts are US$ 5,994 million from which 64.9% is assigned to aircraft financing and 35.1% to non-aircraft financing. The interest rate hedged debt amounts to US$ 486 million from which 97.1% is assigned to interest rate swaps and 2.9% to interest rate caps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2014, the fair value of all the interest rate swaps was estimated to be US$60.7 million (negative).

The interest rate cap contracts qualify as cash flow hedges with no ineffectiveness associated to them due to the fact that all critical terms of the debt and the caps are matched. As of December 31, 2014, the fair value of these contracts was estimated to be close to zero.

The premiums paid on the cap contracts were allocated to individual caplets and recognized in the income statement throughout the term of each contract. Under IFRS these derivatives qualify as cash flow hedges even though some ineffectiveness exists as the notional amount over which some caps are calculated is different from the one used to determine the interest and lease payments on the aircraft. For IFRS purposes, there was no amount of ineffectiveness recorded in earnings because the change in fair value of the perfect hypothetical option was greater than the change in the fair value of the Company’s option.

The use of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing has enabled the Company to have a predictable interest rate costs, reducing the cash volatility.

As of December 31 2014, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 3.8%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2014 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2014 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2015	2016	2017	2018	2019	2020 and thereafter
	(millions of US$)
Interest-bearing liabilities	3.8%	1,308.3	1,451	1,200	765	717	3,367

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on December 31, 2014 on our debt after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31
	2014 LATAM	2013 LATAM	2012 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	–27.5	–29.7	–33.6
–100 basis points	+27.5	+29.7	+33.6

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31
	2014 LATAM	2013 LATAM	2012 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+15.3	+23.3	+33.6
–100 basis points	–15.9	–24.5	–35.5

During the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS.

There are market-related limitations in the method used for the sensitivity analysis. These limitations derive from the fact that the levels indicated by the futures curves may not be necessarily met and may change in each period.

Risk of Variation in Foreign Currency Exchange Rates

LATAM sells most of its services in U.S. dollars (or at prices based on an amount of U.S. dollars). A large part of its expenses are denominated or based on U.S. dollars, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Of LATAM’s total expenses, the main item denominated in local currencies is employee remuneration.

Because we conduct business in local currencies in several countries, we face the risk of variations in multiple foreign currency exchange rates. Depreciation on these currencies against the U.S. Dollar could have an adverse effect on the cash flow projections because part of our revenues and receivables are denominated in those currencies. The Company may enter into FX derivative contracts to protect its foreign exchange risk exposure.

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

The exposure to the Brazilian real on TAM’s balance sheet has constantly been reduced from over US$4.0 billion since the combination in June 2012 to less than US$ 1.0 billion of December 31, 2014. The Company continues working to mitigate this exposure through the execution of the fleet transfer from TAM to LATAM and payment of TAM’s short term debt denominated in USD.

The following table shows the sensitivity of LATAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position effect on pre-tax earnings as of December 31
	2014	2013	2012
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+69.8	+197.8	+404.2
+10%	–69.8	–197.8	–404.2

Additionally, one of LATAM’s financing sources is the receipt of future flows related dividends and capital distributions that subsidiaries will distribute. These future cash flows vary depending on the evolution of the foreign currency exchange rate compared to the U.S. dollar. The greatest exposure to future cash flows is mainly presented by the subsidiary TAM S.A. and the R$/US$ volatility. In the case of TAM S.A., the earnings are expressed in large proportion in R$, which a large portion of its costs are in US$.

To hedge the investment in subsidiaries and reduce the cash flow volatility, the Company may enter into derivative contracts to mitigate currency appreciation or depreciation against the LATAM functional currency.

In order to reduce the operational monthly cash flow exposures for 2015, caused by Brazilian real depreciation and ensure economic margin, LATAM hedges the foreign exchange risk using FX derivatives.

As of December 31, 2014, the Company has FX derivative for US$100 million (notional) with a market value of US$ 0.1 million (negative).

If the Brazilian Real depreciates against the U.S. dollar, it could adversely affect the Company’s results by increasing costs to LATAM denominated in U.S dollars. However, a depreciation of the Brazilian Real would positively affect the value of these derivative positions.

Because changes in the values of existing positions do not represent changes in cash flow, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the exchange rate has an impact on the equity of the Company).

The following table shows the sensitivity of financial instruments according to reasonable changes in the exchange rates and its effect on equity. The term projection is defined until the end of the last hedging contract in force:

LATAM foreign exchange sensitivity Position as of December 31
2014
Appreciation (depreciation) of R$/US$	(Millions of US$)
-10%	-9.9
+10%	+9.9

Our foreign currency exchange exposure as of December 31, 2014 was as follows:

	LATAM foreign currency exchange exposure
	US dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,452,356	39.9%	1,301,648	35.8%	233,271	6.4%	647,349	17.8%	3,634,624
Other assets	9,660,175	57.3%	6,930,158	41.1%	12,361	0.1%	247,112	1.5%	16,849,806
Total assets	11,112,531	54.3%	8,231,806	40.2%	245,632	1.2%	894,461	4.4%	20,484,430
Current liabilities	3,617,951	62.1%	1,726,492	29.6%	117,528	2.0%	367,761	6.3%	5,829,732
Long-term liabilities	8,228,109	81.1%	1,767,873	17.4%	136,978	1.4%	18,043	0.2%	10,151,003

Total liabilities and shareholders’ equity	16,349,755	79,8%	3,494,365	17.1%	254,506	1.2%	385,804	1.9%	20,484,430

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2013, the Company received from the depositary US972,327for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Controls and Procedures

Management carried out an evaluation with the participation of the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2014, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2014 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-156 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. There has been no significant change in our internal control over financial reporting during 2014. None of the changes has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Georges de Bourguignon Arndt, as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. de Bourguignon is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2014 and 2013:

	2014	2013
	USD (in thousands)
Audit fees	2,146	5,930
Audit-related fees	12	73
Tax fees	29	90
All Other fees	135	42

Total fees	2,322	6,135

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services. Fees in 2014 include attestation services related with revenues in Argentina. Fees in 2013 include payments to PricewaterhouseCoopers Brazil since the business combination with TAM.

Other fees in the above table are fees billed by PricewaterhouseCoopers as of December 31, 2014 primarily for survey salary and salary special studies in Peru, review of the reporting process for the business intelligence program in Chile and entity management risk consulting. Other fees in 2013 include training services in IFRS and the review of pro forma financial statements that were included in the 2013 annual report.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Since January 2004, LATAM has complied with SEC regulations regarding the type of additional services our independent auditors are authorized to offer to us. In addition, our Board of Directors’ Committee (which serves as our Audit Committee) has decided to automatically authorize any such accepted services for an amount of up to 10% of the fees charged by the auditing firm, and for an amount of up to 50% when adding all such services provided by the auditing firm in the aggregate. If the amount of any services is larger than these thresholds, approval by the Board of Directors’ Committee will be required.

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

H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1. The following is an index of the financial statements.

Consolidated Financial Statements for LATAM Airlines Group and its Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.8*	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission

4.1.9*	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of December 14th, 2006 to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 21, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

Exhibit No.	Description

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.20.1*	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.20.2*	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.30	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.31	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.32.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.33.1*	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33.2*	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33.3*	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.34	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.36	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.37	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.38*	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.38.1*	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.39*	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

CLP	—	CHILEAN PESO
ARS	—	ARGENTINE PESO
US$	—	UNITED STATES DOLLAR
THUS$	—	THOUSANDS OF UNITED STATES DOLLARS
COP	—	COLOMBIAN PESO
BRL/R$	—	BRAZILIAN REAL
THR$	—	THOUSANDS OF BRAZILIAN REAL
VEF	—	STRONG BOLIVAR

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
	Note	As of December 31, 2014	As of December 31, 2013
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 - 7	989,396	1,984,903
Other financial assets	7 - 11	650,401	709,944
Other non-financial assets	12	247,871	335,617
Trade and other accounts receivable	7 - 8	1,378,837	1,633,094
Accounts receivable from related entities	7 - 9	308	628
Inventories	10	266,039	231,028
Tax assets	17	100,708	81,890

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,633,560	4,977,104

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		1,064	2,445

Total current assets		3,634,624	4,979,549

Non-current assets
Other financial assets	7 - 11	84,986	65,289
Other non-financial assets	12	342,813	272,276
Accounts receivable	7 - 8	30,465	100,775
Equity accounted investments		—	6,596
Intangible assets other than goodwill	14	1,880,079	2,093,308
Goodwill	15	3,313,401	3,727,605
Property, plant and equipment	16	10,773,076	10,982,786
Tax assets	17	17,663	—
Deferred tax assets	17	407,323	402,962

Total non-current assets		16,849,806	17,651,597

Total assets		20,484,430	22,631,146

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2014	2013
		ThUS$	ThUS$
Current liabilities
Other financial liabilities	7 - 18	1,624,615	2,039,787
Trade and other accounts payables	7 - 19	1,489,396	1,557,736
Accounts payable to related entities	7 - 9	35	505
Other provisions	20	12,411	27,856
Tax liabilities	17	17,889	11,583
Other non-financial liabilities	21	2,685,386	2,871,640

Total current liabilities		5,829,732	6,509,107

Non-current liabilities
Other financial liabilities	7 - 18	7,389,012	7,859,985
Accounts payable	7 - 23	577,454	922,887
Other provisions	20	703,140	1,122,247
Deferred tax liabilities	17	1,051,894	767,228
Employee benefits	22	74,102	45,666
Other non-financial liabilities	21	355,401	77,567

Total non-current liabilities		10,151,003	10,795,580

Total liabilities		15,980,735	17,304,687

EQUITY
Share capital	24	2,545,705	2,389,384
Retained earnings	24	536,190	795,303
Treasury Shares	24	(178)	(178)
Other reserves	24	1,320,179	2,054,312

Parent’s ownership interest		4,401,896	5,238,821
Non-controlling interest	13	101,799	87,638

Total equity		4,503,695	5,326,459

Total liabilities and equity		20,484,430	22,631,146

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

			For the period ended
			December 31,
	Note	2014	2013	2012 (*)
		ThUS$	ThUS$	ThUS$
Revenue	25	12,093,501	12,924,537	9,710,372
Cost of sales		(9,624,501)	(10,054,164)	(7,634,453)

Gross margin		2,469,000	2,870,373	2,075,919

Other income	27	377,645	341,565	220,156
Distribution costs		(957,072)	(1,025,896)	(803,619)
Administrative expenses		(980,660)	(1,136,115)	(888,654)
Other expenses		(401,021)	(408,703)	(311,753)
Other gains/(losses)		33,524	(55,410)	(45,831)

Gains (losses) from operating activities		541,416	585,814	246,218

Financial income		90,500	72,828	77,489
Financial costs	26	(430,034)	(462,524)	(294,598)
Share of profit of investments accounted for using the equity method		(6,455)	1,954	972
Foreign exchange gains/(losses)	28	(130,201)	(482,174)	66,685
Result of indexation units		7	214	(22)

Income (loss) before taxes		65,233	(283,888)	96,744
Income (loss) tax expense / benefit	17	(292,404)	20,069	(102,386)

NET INCOME (LOSS) FOR THE PERIOD		(227,171)	(263,819)	(5,642)

Income (loss) attributable to owners of the parent		(259,985)	(281,114)	(19,076)
Income (loss) attributable to non-controlling interest	13	32,814	17,295	13,434

Net income (loss) for the year		(227,171)	(263,819)	(5,642)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.47656)	(0.57613)	(0.04627)
Diluted earnings (losses) per share (US$)	29	(0.47656)	(0.57613)	(0.04627)

(*) The balances at December 31, 2012, include TAM S.A. and Subsidiaries from June 22, 2012, date of the business combination materialized. See Note 15.2

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the periods ended
		December 31,
	Note	2014	2013	2012 (*)
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		(227,171)	(263,819)	(5,642)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	(650,439)	(629,858)	19,170

Other comprehensive income, before taxes, currency translation differences		(650,439)	(629,858)	19,170

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	(163,993)	128,166	(2,510)

Other comprehensive income (losses), before taxes, cash flow hedges		(163,993)	128,166	(2,510)

Other components of other comprehensive income (loss), before taxes		(814,432)	(501,692)	16,660

Income tax relating to other comprehensive income that will be reclassified to income		—	—	(2,734)
Income tax related to cash flow hedges in other comprehensive income		47,979	(19,345)	(2,623)

Income taxes related to components of other comprehensive income that will be reclassified to income		47,979	(19,345)	(5,357)

Other comprehensive income (loss)		(766,453)	(521,037)	11,303

Total comprehensive income (loss)		(993,624)	(784,856)	5,661

Comprehensive income (loss) attributable to owners of the parent		(980,697)	(768,457)	(2,359)
Comprehensive income (loss) attributable to non-controlling interests		(12,927)	(16,399)	8,020

TOTAL COMPREHENSIVE INCOME (LOSS)		(993,624)	(784,856)	5,661

(*)	The balances at December 31, 2012, include TAM S.A. and Subsidiaries from June 22, 2012, date of the business combination materialized. See Note 15.2

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(259,985)	(259,985)	32,814	(227,171)
Other comprehensive income		—	—	(603,880)	(116,832)	—	—	(720,712)	—	(720,712)	(45,741)	(766,453)

Total comprehensive income		—	—	(603,880)	(116,832)	—	—	(720,712)	(259,985)	(980,697)	(12,927)	(993,624)

Transactions with shareholders
Equity issuance	24-33	156,321	—	—	—	—	—	—	—	156,321	—	156,321
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	8,631	(22,052)	(13,421)	872	(12,549)	27,088	14,539

Total transactions with shareholders		156,321	—	—	—	8,631	(22,052)	(13,421)	872	143,772	27,088	170,860

Closing balance as of December 31, 2014		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2013		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(281,114)	(281,114)	17,295	(263,819)
Other comprehensive income		—	—	(593,565)	106,222	—	—	(487,343)	—	(487,343)	(33,694)	(521,037)

Total comprehensive income		—	—	(593,565)	106,222	—	—	(487,343)	(281,114)	(768,457)	(16,399)	(784,856)

Transactions with shareholders
Equity issuance	24-33	888,570	—	—	—	—	—	—	—	888,570	—	888,570
Dividends	24	(25)	25	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	24-33	(179)	—	—	—	15,437	(8,882)	6,555	281	6,657	(4,597)	2,060

Total transactions with shareholders		888,366	25	—	—	15,437	(8,882)	6,555	281	895,227	(4,597)	890,630

Closing balance as of December 31, 2013		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2012		473,907	—	(13,317)	(140,556)	7,130	1,362	(145,381)	1,116,798	1,445,324	12,048	1,457,372
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(19,076)	(19,076)	13,434	(5,642)
Other comprehensive income		—	—	16,891	(174)	—	—	16,717	—	16,717	(5,414)	11,303

Total comprehensive income		—	—	16,891	(174)	—	—	16,717	(19,076)	(2,359)	8,020	5,661

Transactions with shareholders
Equity issuance	24-33	1,030,621	—	—	—	—	2,665,692	2,665,692	—	3,696,313	—	3,696,313
Dividends	24	—	—	—	—	—	—	—	(21,749)	(21,749)	—	(21,749)
Increase (decrease) through transactions with treasury shares	24	—	(203)	—	—	—	—	—	—	(203)	—	(203)
Increase (decrease) through transfers and other changes, equity	24-33	(3,510)	—	—	—	(1,556)	(372)	(1,928)	163	(5,275)	88,566	83,291

Total transactions with shareholders		1,027,111	(203)	—	—	(1,556)	2,665,320	2,663,764	(21,586)	3,669,086	88,566	3,757,652

Closing balance as of December 31, 2012		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended December 31,
	Note	2014	2013	2012
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		13,367,838	13,406,275	10,258,473
Other cash receipts from operating activities		96,931	4,638	57,763
Payments for operating activities
Payments to suppliers for goods and services		(8,823,007)	(9,570,723)	(7,153,865)
Payments to and on behalf of employees		(2,433,652)	(2,405,315)	(1,938,769)
Other payments for operating activities		(528,214)	(31,215)	(19,325)
Interest received		11,589	11,310	52,986
Income taxes refunded (paid)		(108,389)	(83,033)	(3,018)
Other cash inflows (outflows)	6	(251,657)	76,761	(50,433)

Net cash flows from operating activities		1,331,439	1,408,698	1,203,812

Cash flows used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses		518	(5,517)	(3,223)
Cash flows used in the purchase of non- controlling interest		—	(497)	—
Other cash receipts from sales of equity or debt instruments of other entities		524,370	270,485	386,379
Other payments to acquire equity or debt instruments of other entities		(474,656)	(440,801)	—
Amounts raised from sale of property, plant and equipment		564,266	225,196	73,429
Purchases of property, plant and equipment		(1,440,445)	(1,381,786)	(2,389,364)
Sales of intangible assets		—	—	—
Purchases of intangible assets		(55,759)	(43,484)	(59,166)
Payment from other long-term assets		—	22,144	38,035
Dividends received		—	—	351
Other cash inflows (outflows)	6	(17,399)	75,448	27,143

Net cash flow from (used in) investing activities		(899,105)	(1,278,812)	(1,926,416)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		156,321	888,949	83,512
Payments to acquire or redeem the shares of the entity		4,661	—	(203)
Amounts raised from long-term loans		1,042,820	2,043,518	2,185,663
Amounts raised from short-term loans		603,151	1,101,159	152,000
Loans repayments		(2,315,120)	(1,952,013)	(539,332)
Payments of finance lease liabilities		(394,131)	(423,105)	(292,931)
Dividends paid		(35,362)	(29,694)	(124,827)
Interest paid		(368,789)	(361,006)	(227,607)
Other cash inflows (outflows)	6	(13,777)	(62,013)	(231,079)

Net cash flows from (used in) financing activities		(1,320,226)	1,205,795	1,005,196

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(887,892)	1,335,681	282,592
Effects of variation in the exchange rate on cash and cash equivalents		(107,615)	(1,041)	(6,736)

Net increase (decrease) in cash and cash equivalents		(995,507)	1,334,640	275,856
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	1,984,903	650,263	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	989,396	1,984,903	650,263

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

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

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.49% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2014, the Company had a total of 1,622 registered shareholders. At that date approximately 7.69 % of the Company’s share capital was in the form of ADRs and approximately 0.53% in the form of BDRs.

For the period ended December 31, 2014, the Company had an average of 53,300 employees, ending this period with a total of 53,072 employees, spread over 10,077 Administrative employees, 6,986 in Maintenance, 17,517 in Operations, 9,237 in Cabin Crew, 4,009 in Controls Crew, and 5,246 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	As of December 31, 2014

				Participation rate			Statement of financial position			Net Income
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	3,229	2,289	940	2,078
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	39,920	16,854	23,066	(717)
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	640,020	1,065,157	(426,016)	(114,511)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	239,470	228,395	11,075	1,058
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	2,015	—	2,015	2,844
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	575,979	234,772	341,207	(17,905)
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	27,431	28,853	(1,422)	740
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A.	US$	0.0000	100.0000	100.0000	18,120	22,897	(4,777)	107
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	367,570	147,278	220,292	(19,001)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	484	(484)	—
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	—	—	—	2,805
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,601	3,912	5,689	893
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	346	13	333	16
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	41	138	(97)	12
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	60,634	46,686	12,218	(84,603)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	45,589	59,768	(12,711)	(4,276)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	16,035	14,746	1,272	(4,473)
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	6,817,698	5,809,529	912,634	171,655

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

b)	As of December 31, 2013

				Participation rate			Statement of financial position			Net Income
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,722	2,210	512	787
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	38,553	12,124	26,429	1,231
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	641,589	901,851	(246,521)	(104,966)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	263,516	252,109	11,407	3,755
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,248	(829)	(1)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	772,640	413,527	359,113	3,685
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	9	2,171	(2,162)	(356)
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A.	US$	0.0000	100.0000	100.0000	13,528	18,412	(4,884)	78
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	359,693	120,399	239,294	(4,129)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	560	(560)	—
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	—	2,805	(2,805)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	10,675	3,684	6,991	1,802
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	381	13	368	(2)
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	52	201	(149)	(34)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	354,250	256,109	96,817	111,043
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	39,419	48,630	(9,937)	(1,246)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	15,362	8,933	6,421	517
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,695,458	7,983,671	617,035	(458,475)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2013 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 1,650,000.

c) As of December 31, 2012

				Participation rate As of December 31, 2012			Statement of financial position As of December 31, 2012			Net Income As of December 31, 2012
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios Terrestres S.A. And Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,678	2,153	525	1,300
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	57,227	23,029	34,198	17,719
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	522,408	637,851	(112,395)	(77,269)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	159,361	150,319	9,042	2,513
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,247	(828)	(10)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	727,091	371,663	355,428	(50,693)
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	234	2,041	(1,807)	70
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A	US$	0.0000	100.0000	100.0000	24,678	29,484	(4,806)	1,174
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	357,725	114,302	243,423	11,144
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	612	(612)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,799	(2,799)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,708	1,553	8,155	2,067
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	416	11	405	3
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	70	228	(158)	(42)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	364,482	397,611	(37,368)	(6,375)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	57,154	64,905	(8,692)	(4,458)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	16,181	9,714	6,466	(112)
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,821,298	9,198,899	(480,632)	(75,195)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation.

LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

Additionally, has proceeded to consolidate special purpose entities, denominated: JOL, destined to the aircraft financing and Chercán Leasing Limited, destined to the aircraft advance financing and Guanay Finance Limited, destined to the issuance of securitized bond, as the Company has major risks and benefits associated to them according to standards issued by the International Financial Reporting Standards: Consolidated Financial Statement (IFRS 10) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2013 and December 31, 2014, are detailed below:

(1)	Incorporation or acquisition of companies

•	On October 11, 2013, TAM S.A., under each contracts of sale of shares with Lan Cargo Overseas Limited (indirect subsidiary of LATAM Airlines Group S.A.) , TADEF, Participação e Consultoria Empresarial Ltda. y Jochman Participações Ltda. acquired the 100% of the shares of Aerolinhas Brasileiras S.A. (ABSA). The effect of this transaction on LATAM Airlines Group S.A. corresponds to the purchase of shares on ABSA that possessed the companies TADEF, Participação e Consultoria Empresarial Ltda. and Jochman Participações Ltda., which represented the non-controlling interest on the acquired company.

•	Lan Pax Group S.A. is the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A., during 2014 obtains the 100% of the economic rights, through its participation in the company Holdco Ecuador S.A., who is owner of 45% remaining of Aerolane Líneas Aéreas Nacionales del Ecuador S.A. By this Lan Pax Group S.A. is owner of 20% of shares with voting rights and is owned of 100% with the economic rights.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended December 31, 2014, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

As explained in notes 2.17 and 17, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences in presented as follows:

As of December 31, 2014

	Consolidated Financial Statements for SEC	Consolidated Financial Statements for SVS	Difference
	ThUS$	ThUS$	ThUS$
Total Equity
Parent’s ownership
Retained earnings
Net Income (Loss) for the period	(259,985)	(109,790)	(150,195)
Retained earnings for the last period	796,175	645,980	150,195

Total Retained earnings	536,190	536,190	—

Non-controlling
Retained earnings
Net Income (Loss) for the period	32,814	32,829	(15)
Retained earnings for the last period	17,099	17,084	15

Total Retained earnings	49,913	49,913	—

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with described above requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

In order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2014:

Mandatory
	Date of issue	Application:
Annual periods beginning on or after
(i) Standards and amendments

Amendment to IAS 32: Financial instruments: Presentation	December 2011	01/01/2014

Mandatory
	Date of issue	Application:
Annual periods beginning on or after
(i) Standards and amendments
Amendments to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of interests in other entities and IAS 27: Separate financial statements.	October 2012	01/01/2014

Amendment to IAS 36: Impairment of assets	May 2013	01/01/2014 The Company adopted in advance this amendment at December 31, 2013.

Amendment to IAS 39: Financial instruments: Recognition and measurement	June 2013	01/01/2014

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Interpretations

IFRIC 21: Levies	May 2013	01/01/2014

(iii) Improvements

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.

	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.

	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements effective implementation starting on January 1, 2015 and following:

	Date of issue	Mandatory Application:
Annual periods beginning on or after
(i) Standards and amendments

IFRS 9: Financial instruments	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers	June 2014	01/01/2017

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.

	September 2014	01/01/2016

The Company’s management believes that the early adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company only has early adopted the amendment to IAS 36.

2.2.	Basis of Consolidation

(a)	Subsidiaries

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

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is re-measured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

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

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

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

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

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

2.5. Intangible assets other than goodwill

(a) Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 7 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

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

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

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

2.9. Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

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

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

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

2.17. Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

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

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19. Provisions

Provisions are recognized when:

(i) The Company has a present legal or implicit obligation as a result of past events;

(ii) It is probable that payment is going to be necessary to settle an obligation; and

(iii) The amount has been reliably estimated.

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

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other financial liabilities in the Statement of Financial Position.

(ii) Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

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

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since exists a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels. These are recognized as Cost of sales.

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

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1. Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivative instruments to hedge part of these risks.

(a) Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit the possible impact that could generate the above mentioned risks.

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

During the period ended December 31, 2014, the Company recognized losses of US$ 108.7 million on fuel derivative. During the period 2013, the Company recognized gains of US$ 19.0 million and during the same period 2012 the Company recognized losses of US$ 1.80 million for the same reason.

At December 31, 2014, the market value of its fuel positions amounted to US$ 157.2 million (negative). At December 31, 2013, this market value was US$ 15.9 million (positive).

The following tables show the level of hedge for different periods:

	Maturities
Positions as of December 31, 2014 (*)	Q115	Q215	Q315	Q415	Total
Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2013 (*)	Maturities
	Q114	Q214	Total
Percentage of the hedge of expected consumption value	56%	26%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

Due to the fact that current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity through the consolidated statement of comprehensive income).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2015.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December, 2014 and the end of December, 2013.

Benchmark price (US$ per barrel)	Positions as of December 31, 2014 effect on equity (millions of US$)	Positions as of December 31, 2013 effect on equity (millions of US$)
+5	+24.90	+24.57
-5	-25.06	-19.13

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes by consume.

Given the fuel hedge structure during the year of 2014, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 90.2 million in the cost of total fuel consumption for the same period. For the period of 2014, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 88.07 million of increased fuel costs.

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

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 69% (70% at December 31, 2013) of the debt is fixed to fluctuations in interest rate. Therefore the Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) of 30 days, 90 days, 180 days and 360 days. Other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2014 effect on profit or loss before tax (millions of US$)	Positions as of December 31, 2013 effect on profit or loss before tax (millions of US$)
+100 basis points	-27.53	-29.70
-100 basis points	+27.53	+29.70

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

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2014 effect on equity (millions of US$)	Positions as of December 31, 2013 effect on equity (millions of US$)
+100 basis points	+15.33	+23.35
-100 basis points	-15.95	-24.46

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

The main risk arises when items listed on the balance sheet are exposed to exchange rate variations, due to their being listed in a currency other than the functional currency.

In the case of the subsidiary TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millons of US$
-10%	+69.8
+10%	-69.8

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

For cover the inversion in the subsidiaries and reduce the volatility in the cash flow , the Company may acquire derivatives contracts to hedge variations in other currencies against the Company’s functional currency, hedging exchange rate risk through currency forward.

With the object of reduce the exposition to the futures monthly operating flows of all 2014, caused by eventual depreciation of the BRL and assure an economic margins, LATAM done the hedge by derivatives FX Forward.

During the year ended at December 31, 2014 the Company recognized losses of US$ 3.8 million on hedging FX. During the period of 2013 and 2012 the Company had no current positions for this item, so no compensation is recognized.

At December 31, 2014, the market value of its FX positions amounted to US$0.1 million (negative). At end of December 2013 the market value was of US$ 32.1 million (positive).

At end of December 2014, the Company has contracted derivatives of FX for US$ 100 million (US$ 500 million at December 31, 2013)

Sensitivity exchange rate LATAM

A depreciation of exchange rate R$/ US$ affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

Because the changes in the value of current positions not represented changes in cash flows, but a variation in the exposure of market value, the current hedge positions have not impact on result (are registered as cash flow hedges according to IAS 39, therefore, a variation in the exposure has an impact on the Company’s net equity).

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the first month of 2015:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millions of US$
-10%	-9.98
+10%	+9.98

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millions of US$	Effect at December 31, 2013 Millions of US$
-10%	+461.15	+466.45
+10%	-377.31	-381.63
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

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

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

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	—	—	—	—	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	—	—	—	—	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	—	—	—	—	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	—	—	—	—	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	—	—	—	—	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	—	—	—	—	12,010	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	16,575	48,581	121,945	17,621	—	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	—	—	—	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	—	—	—	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	—	—	288,524	282,967	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,599	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	PK AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	—	—	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	—	—	93,798	91,337	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	—	—	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK S E	U.S.A.	US$	4,701	14,145	33,201	—	—	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	—	—	12,028	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	—	—	5,750	5,462	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	4,994	180,583	—	—	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTHERS	—	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	—	—	—
Non—hedging derivatives
—	OTHERS	—	US$	1,002	628	—	—	—	1,630	730	—	—	—

	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,519

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	—	—	—	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,653	4,683	4,514	—	—	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	—	—	—	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	—	—	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,512	11,229	24,278	—	—	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	—	—	26,189	25,293	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	—	—	—	—	8	—	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	—	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	—	—	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	—	—	—	—	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	—	2,158	1,643	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	45,857	Monthly	4.23	4.23

	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	529,043	26,483	—	—	—	555,526	555,526	—	—	—
			USD	1,107	10,449	—	—	—	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	—	—	—	24,119	24,119	—	—	—
			BRL	380,766	13	—	—	—	380,779	380,779	—	—	—
			Others currencies	224,040	228	—	—	—	224,268	224,268	—	—	—
Accounts payable to related parties currents
65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	—	—	—	—	2	2	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	—	—	—	—	6	6	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	—	—	—	—	27	27	—	—	—

	Total			1,158,869	37,414	—	—	—	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,545

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	—	30,100	—	—	—	30,100	30,000	At expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	231,533	—	—	—	—	231,533	230,000	At expiration	1.63	1.63
97.030.000-7	ESTADO	Chile	US$	—	40,188	—	—	—	40,188	40,000	At expiration	1.06	1.06
76.100.458-1	BLADEX	Chile	US$	100,934	—	—	—	—	100,934	100,000	At expiration	1.87	1.87
Bank loans
97.036.000-K	SANTANDER	Chile	US$	877	789	115,051	—	—	116,717	115,051	At expiration	3.19	3.19
97.023.000-9	CORPBANCA	Chile	UF	19,001	55,465	139,603	84,505	—	298,574	268,460	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	785	15,861	—	—	—	16,646	15,335	Monthly	20.75	20.75
0-E	BBVA	Argentina	ARS	1,668	30,029	—	—	—	31,697	27,603	Monthly	23.78	23.78
Guaranteed obligations
0-E	ING	U.S.A.	US$	4,031	12,065	32,213	32,203	28,234	108,746	91,543	Quarterly	5.69	5.01
0-E	CREDIT AGRICOLE	France	US$	11,862	35,886	83,920	10,139	—	141,807	140,312	Quarterly	1.99	1.99
0-E	PEFCO	U.S.A.	US$	2,280	6,839	—	—	—	9,119	8,964	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	11,325	34,296	93,368	96,444	237,865	473,298	418,254	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	55,235	165,469	439,680	437,387	1,205,577	2,303,348	2,099,776	Quarterly	2.47	1.76
0-E	CITIBANK	U.S.A.	US$	11,540	34,748	93,687	95,226	168,917	404,118	372,191	Quarterly	2.64	2.04
97.036.000-K	SANTANDER	Chile	US$	5,420	16,374	44,359	45,459	96,694	208,306	200,599	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,891	8,741	23,742	24,417	65,005	124,796	118,070	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,418	4,292	11,671	12,017	32,461	61,859	58,502	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	18,699	56,022	148,643	147,528	449,705	820,597	703,992	Quarterly	2.81	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,760	17,500	47,175	39,021	93,773	203,229	173,036	Quarterly	3.27	3.27
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,178	24,564	65,726	—	—	98,468	95,292	Quarterly	1.99	1.99
Financial leases
0-E	ING	U.S.A.	US$	5,028	15,205	39,703	9,324	—	69,260	65,076	Quarterly	3.23	3.03
0-E	CREDIT AGRICOLE	France	US$	5,086	14,599	31,434	24,647	17,415	93,181	89,514	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	2,009	6,028	16,075	16,075	8,038	48,225	40,564	Quarterly	6.38	5.65
0-E	PEFCO	U.S.A.	US$	17,566	52,678	140,462	115,934	23,211	349,851	308,774	Quarterly	5.35	4.23
0-E	BNP PARIBAS	U.S.A.	US$	7,984	24,056	64,890	59,475	7,139	163,544	147,334	Quarterly	4.65	4.15
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,099	5,628	—	—	8,430	7,899	Monthly	1.43	1.43
Other loans
0-E	BOEING	U.S.A.	US$	—	2,804	172,128	—	—	174,932	170,838	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	9,750	20,100	131,865	209,810	209,684	581,209	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTHERS	—	US$	11,005	30,495	59,829	16,561	614	118,504	112,819	—	—	—
Non—hedging derivatives
—	OTHERS	—	US$	1,120	3,203	1,618	—	—	5,941	5,562	—	—	—

	Total			553,688	760,495	2,002,470	1,476,172	2,644,332	7,437,157	6,705,360

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	CITIBANK	Brazil	US$	2,410	44,071	—	—	—	46,481	43,885	At Expiration	3.76	3.20
0-E	BANCO DO BRASIL S.A.	Brazil	US$	9,803	135,450	—	—	—	145,253	137,849	At Expiration	5.20	4.66
0-E	BANCO ITAU BBA	Brazil	US$	29,142	50,737	—	—	—	79,879	73,830	At Expiration	6.31	4.73
0-E	BANCO SAFRA	Brazil	US$	43,211	22,986	—	—	—	66,197	62,357	At Expiration	3.73	2.94
0-E	BANCO SAFRA	Brazil	BRL	200	447	52	—	—	699	684	Monthly	7.42	7.42
0-E	BANCO BRADESCO	Brazil	US$	79,995	50,686	—	—	—	130,681	122,341	At Expiration	3.87	3.29
0-E	BANCO BRADESCO	Brazil	BRL	—	44,986	—	—	—	44,986	42,688	At Expiration	10.63	10.15
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	186	495	1,320	1,320	2,035	5,356	4,215	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	34,010	80,251	190,343	457,367	953,212	1,715,183	1,100,000	At Expiration	8.60	8.41
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,850	7,728	20,609	20,609	18,892	70,688	58,321	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,325	1,645	—	—	—	2,970	2,970	Monthly	—	—
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,546	10,405	28,944	21,867	15,758	80,520	75,352	Monthly	1.42	1.42
0-E	AWAS	U.S.A.	US$	5,651	4,432	—	—	—	10,083	5,651	Monthly	—	—
0-E	BNP PARIBAS	U.S.A.	US$	722	2,008	5,705	6,283	8,648	23,366	22,082	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	872	2,397	6,387	6,394	10,385	26,435	22,359	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	7,059	20,021	48,442	50,209	109,870	235,601	222,590	Quarterly	1.03	0.90
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,971	14,177	57,595	12,297	14,308	103,348	97,945	Quarterly	1.40	1.40
0-E	CREDIT AGRICOLE -CIB	France	US$	8,834	26,771	61,037	51,629	53,270	201,541	195,396	Semiannual/ Quarterly	0.75	0.65
0-E	DVB BANK SE	Germany	US$	3,386	9,812	12,717	—	—	25,915	25,000	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	214	621	1,243	284	—	2,362	2,279	Monthly	1.75	1.75
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,709	48,803	—	—	—	52,512	51,978	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,611	4,480	12,148	12,461	37,705	68,405	64,296	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	4,463	13,067	30,880	21,672	18,232	88,314	82,718	Monthly/ Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	9,619	20,117	58,917	62,444	124,621	275,718	246,128	Semiannual/ Quarterly	2.81	2.78
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,491	10,137	43,583	19,001	38,965	115,177	106,403	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	632	1,679	3,943	3,209	14,585	24,048	21,737	Quarterly	2.00	2.00
0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,781	1,427	—	—	—	3,208	3,194	Monthly	1.25	1.25
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,113	39,557	96,309	102,366	105,460	357,805	334,095	Quarterly	3.86	3.78
0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	580	1,673	4,534	4,645	6,619	18,051	17,394	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	224	676	—	—	—	900	963	Monthly	10.38	10.38
0-E	BANCO IBM S.A	Brazil	BRL	184	205	630	306	—	1,325	1,050	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	376	960	2,507	313	—	4,156	3,559	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	847	1,258	—	—	—	2,105	1,379	Monthly	6.82	6.82
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244	537	—	—	—	27,781	27,781	Monthly	2.38	2.38
—	OTHERS	Brazil	US$	496	1,156	—	—	—	1,652	1,652	—	—	—

	Total			307,757	675,858	687,845	854,676	1,532,565	4,058,701	3,282,121

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	814,354	7,245	—	—	—	821,599	821,599	—	—	—
			US$	1,104	3,318	—	—	—	4,422	4,141	Quarterly	2.01	2.01
			CLP	16,364	6	—	—	—	16,370	16,370	—	—	—
			BRL	193,189	8	—	—	—	193,197	193,197	—	—	—
			BRL	5,220	14,878	—	—	—	20,098	14,569	Monthly	8.99	8.99
			Others currencies	213,904	615	—	—	—	214,519	214,519	—	—	—
Accounts payable, non-current
—	OTHERS	OTHERS	US$	—	—	11,557	—	—	11,557	11,400	Quarterly	2.01	2.01
			BRL	—	—	42,743	54,907	199,200	296,850	124,481	Monthly	8.99	8.99
Accounts payable to related parties currents
96.847.880-K	LUFTHANSA LAN TECHNICAL TRAINING S.A.	Chile	US$	187	—	—	—	—	187	187	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	14	—	—		—	14	14	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	304	—	—		—	304	304	—	—	—

	Total			1,244,640	26,070	54,300	54,907	199,200	1,579,117	1,400,781

	Total consolidated			2,106,085	1,462,423	2,744,615	2,385,755	4,376,097	13,074,975	11,388,262

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2013, the Company provided US$ 94.3 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2014, the Company had provided US$ 91.8 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate R$/US$ and interest rates.

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

The Company monitors the adjusted leverage ratio, in line with industry practice. This ratio is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining an adjusted leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). As a result of consolidation with TAM S.A. and Subsidiaries, the rating agency Fitch has issued on May 2, 2014 a new long-term rating for the Company of BB with negative perspective (which is not an investment grade rating). Additionally, on June 10, 2013, S&P issued a long term rating of BB, with a positive outlook.

Adjusted leverage ratios:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Total financial loans	8,817,215	9,830,866
Last twelve months Operating lease payment x 8	4,171,072	3,528,616
Less:
Cash and marketable securities	(1,533,770)	(2,561,574)

Total net adjusted debt	11,454,517	10,797,908

Net Equity	4,401,896	5,238,821
Cash flow hedging reserve	151,340	34,508

Adjusted equity	4,553,236	5,273,329

Total adjusted debt and equity	16,007,753	16,071,237

Adjusted leverage	71.6%	67.2%

See information related to financial covenants in Note 31 (a).

3.3. Estimates of fair value.

At December 31, 2014, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2014				As of December 31, 2013
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	200,753	200,753	—	—	579,349	579,349	—	—
Short-term mutual funds	200,753	200,753	—	—	579,349	579,349	—	—
Other financial assets, current	546,535	526,081	20,454	—	625,086	546,116	78,970	—
Fair value of interest rate derivatives	1	—	1	—	6	—	6	—
Fair value of fuel derivatives	1,783	—	1,783	—	15,868	—	15,868	—
Fair value of foreign currency derivatives	—	—	—	—	32,058	—	32,058	—
Interest accrued since the last payment date of Cross Currency Swap	377	—	377	—	483	—	483	—
Private investment funds	480,777	480,777	—	—	544,182	544,182	—	—
Certificate of deposit CDB	18,293	—	18,293	—	2,374	—	2,374	—
Domestic and foreign bonds	41,111	41,111	—	—	351	351	—	—
Time deposit	—	—	—	—	28,181	—	28,181	—
Other investments	4,193	4,193	—	—	1,583	1,583	—	—
Liabilities
Other financial liabilities, current	227,233	—	227,233	—	70,506	—	70,506	—
Fair value of interest rate derivatives	26,395	—	26,395	—	32,070	—	32,070	—
Fair value of fuel derivatives	157,233	—	157,233	—
Fair value of foreign currency derivatives	37,242	—	37,242	—	28,621	—	28,621	—
Interest accrued since the last payment date of Currency Swap	5,173	—	5,173	—	5,775	—	5,775	—
Interest rate derivatives not recognized as a hedge	1,190	—	1,190		4,040		4,040
Other financial liabilities, non current	28,327	—	28,327	—	56,397	—	56,397	—
Fair value of interest rate derivatives	28,327	—	28,327	—	54,906	—	54,906	—
Interest rate derivatives not recognized as a hedge	—	—	—	—	1,491	—	1,491	—

Additionally, at December 31, 2014, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2014		As of December 31, 2013
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	788,643	1,405,554	1,405,554
Cash on hand	11,568	11,568	6,017	6,017
Bank balance	239,514	239,514	229,935	229,935
Overnight	154,666	154,666	508,781	508,781
Time deposits	382,895	382,895	660,821	660,821
Other financial assets, current	103,866	103,866	84,858	84,858
Other financial assets	103,866	103,866	84,858	84,858
Trade and other accounts receivable current	1,378,837	1,378,837	1,633,094	1,633,094
Accounts receivable from related entities	308	308	628	628
Other financial assets, non current	84,986	84,986	65,289	65,289
Accounts receivable	30,465	30,465	100,775	100,775
Other financial liabilities, current	1,397,382	1,446,100	1,969,281	2,128,096
Trade and other accounts payables	1,489,396	1,489,396	1,557,736	1,557,736
Accounts payable to related entities	35	35	505	505
Other financial liabilities, non current	7,360,685	8,319,022	7,803,588	7,910,446
Accounts payable, non-current	577,454	577,454	922,887	922,887

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

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

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. This judgment is made on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

Since the integration of LAN and TAM operations, most critical airline activities in Brazil have been managed under the TAM CEO and global activities have been managed by the LATAM CEO, who is in charge of the overall operation of the LATAM Group and who reports to the LATAM board. Further, the LATAM CEO evaluates performance of the LATAM Group executives and, together with the LATAM board, determines compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

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

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 13.8 million of members, along with being a government entity with a separately business and not directly related to air transport.

(a) For the periods ended

	Air transportation At December 31,			Coalition and loyalty program Multiplus At December 31,			Eliminations At December 31,			Consolidated At December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers (*)	11,587,224	12,328,634	9,380,181	506,277	595,903	330,191	—	—	—	12,093,501	12,924,537	9,710,372
LAN passenger	4,464,761	4,731,296	4,529,099	—	—	—	—	—	—	4,464,761	4,731,296	4,529,099
TAM passenger	5,409,084	5,734,359	3,107,555	506,277	595,903	330,191	—	—	—	5,915,361	6,330,262	3,437,746
Freight	1,713,379	1,862,979	1,743,527	—	—	—	—	—	—	1,713,379	1,862,979	1,743,527
Income from ordinary activities from transactions with other operating segments	506,277	595,903	330,191	106,030	94,457	52,175	(612,307)	(690,360)	(382,366)	—	—	—
Other operating income	217,390	272,640	207,273	160,255	68,925	26,696	—	—	(13,813)	377,645	341,565	220,156
Interest income	32,390	49,737	51,004	58,110	34,280	26,485	—	(11,189)	—	90,500	72,828	77,489
Interest expense	(430,030)	(472,171)	(294,448)	(4)	(1,542)	(150)	—	11,189	—	(430,034)	(462,524)	(294,598)
Total net interest expense	(397,640)	(422,434)	(243,444)	58,106	32,738	26,335	—	—	—	(339,534)	(389,696)	(217,109)

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

For the periods ended

	Air transportation At December 31,			Coalition and loyalty program Multiplus At December 31,			Eliminations At December 31,			Consolidated At December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation and amortization	(983,847)	(1,037,734)	(770,264)	(7,417)	(3,999)	(849)	—	—	—	(991,264)	(1,041,733)	(771,113)
Material non-cash items other than depreciation and amortization	(168,573)	(523,666)	33,497	(2,350)	59	(1,559)	—	—	—	(170,923)	(523,607)	31,938
Disposal of fixed assets and inventory losses	(28,756)	(33,987)	(21,990)	(814)	(123)	(1,597)	—	—	—	(29,570)	(34,110)	(23,587)
Doubtful accounts	(9,637)	(7,754)	(11,233)	(1,522)	217	95	—	—	—	(11,159)	(7,537)	(11,138)
Exchange differences	(130,187)	(482,139)	66,742	(14)	(35)	(57)	—	—	—	(130,201)	(482,174)	66,685
Result of indexation units	7	214	(22)	—	—	—	—	—	—	7	214	(22)
Income (loss) atributable to owners of the parents	(404,346)	(389,040)	(81,222)	144,361	107,926	62,146	—	—	—	(259,985)	(281,114)	(19,076)
Participation of the entity in the income of associates	(2,175)	1,954	972	(4,280)	—	—	—	—	—	(6,455)	1,954	972
Expenses for income tax	(218,503)	72,155	(72,324)	(73,901)	(52,086)	(30,062)	—	—	—	(292,404)	20,069	(102,386)
Segment profit / (loss)	(332,287)	(344,337)	(49,383)	105,116	80,518	43,741	—	—	—	(227,171)	(263,819)	(5,642)
Assets of segment	18,759,848	21,520,500	21,170,727	1,773,584	1,118,686	1,163,316	(49,002)	(8,040)	(7,704)	20,484,430	22,631,146	22,326,339
Investments in associates	—	3,572	1,619	—	3,024	2,138	—	—	—	—	6,596	3,757
Amount of non-current asset additions	1,522,298	1,746,913	12,778,773	—	—	846,285	—	—	—	1,522,298	1,746,913	13,625,058
Property, plant and equipment	1,444,402	1,685,011	7,275,165	—	—	—	—	—	—	1,444,402	1,685,011	7,275,165
Intangibles other than goodwill	77,896	61,902	2,333,906	—	—	—	—	—	—	77,896	61,902	2,333,906
Goodwill	—	—	3,169,702	—	—	846,285	—	—	—	—	—	4,015,987
Segment liabilities	15,293,668	16,604,451	16,477,979	723,438	775,975	746,854	(36,371)	(75,739)	(119,179)	15,980,735	17,304,687	17,105,654
Purchase of non-monetary assets of segment	1,496,204	1,425,270	2,448,530	—	—	—	—	—	—	1,496,204	1,425,270	2,448,530

The Company’s revenues by geographic area are as follows:

	For the periods ended At December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Peru	660,057	646,217	620,263
Argentina	813,472	950,595	890,167
U.S.A.	1,224,264	1,290,493	1,268,573
Europe	935,893	937,539	738,803
Colombia	391,678	387,999	366,664
Brazil	5,361,594	5,572,884	3,322,431
Ecuador	248,585	273,712	266,271
Chile	1,589,202	1,698,476	1,525,009
Asia Pacific and rest of Latin America	868,756	1,166,622	712,191

Income from ordinary activities	12,093,501	12,924,537	9,710,372

Other operating income	377,645	341,565	220,156

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Cash on hand	11,568	6,017
Bank balances	239,514	229,935
Overnight	154,666	508,781

Total Cash	405,748	744,733

Cash equivalents
Time deposits	382,895	660,821
Mutual funds	200,753	579,349

Total cash equivalents	583,648	1,240,170

Total cash and cash equivalents	989,396	1,984,903

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Argentine peso	44,697	59,018
Brazilian real	45,591	253,392
Chilean peso (*)	30,758	229,918
Colombian peso	17,188	28,132
Euro	9,639	16,571
US Dollar	745,214	1,200,828
Strong bolivar (**)	63,236	162,809
Other currencies	33,073	34,235

Total	989,396	1,984,903

(*)	The Company no maintain currency derivative contracts (forward) at December 31, 2014 (ThUS$ 174,020 as of December 31, 2013), for conversion into dollars of investments in pesos.
(**)	In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela.

During 2014, in accordance with the acceptance of the Company about the proposal Bolivarian Republic of Venezuela regarding the repatriation of foreign exchange through the so-called “request of acquisition of foreign exchange”, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a loss by foreign exchange, amounting to the sum of ThUS$ 61,021.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

Other inflows (outflows) of cash:

	For the periods ended December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Currency hedge	(1,153)	—	—
Fuel hedge	(45,365)	11,413	14,237
Hedging margin guarantees	(64,334)	88,925	12,057
Guarantees	(86,006)	(5,001)	(13,974)
Fuel derivatives premiums	(7,075)	(4,041)	(20,479)
Bank commissions, taxes paid and other	(47,724)	(14,535)	(42,274)

Total Other inflows (outflows) Operation flow	(251,657)	76,761	(50,433)

opening balance Cash and cash equivalents acquired companies	—	—	263,986
Amount paid by Squeeze Out TAM S.A. (*)	—	—	(167,589)
Certificate of bank deposits	(17,399)	75,448	(69,254)

Total Other inflows (outflows) Investment flow	(17,399)	75,448	27,143

Aircraft Financing advances	8,669	24,650	(242,804)
Credit card loan manager	23,864	(8,965)	76,280
Settlement of derivative contracts	(42,962)	(61,897)	(50,827)
Breakage	—	(16,280)	(7,405)
Other	(3,348)	479	(6,323)

Total Other inflows (outflows) Financing flow	(13,777)	(62,013)	(231,079)

(*)	See Note 15.2 Business combination

NOTE 7 - FINANCIAL INSTRUMENTS

7.1. Financial instruments by category

As of December 31, 2014

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	—	—	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,837	—	—	—	1,378,837
Accounts receivable from related entities, current	308	—	—	—	308
Other financial assets, non current (*)	84,495	—	491	—	84,986
Accounts receivable, non current	30,465	—	—	—	30,465

Total	2,386,614	2,161	41,602	704,016	3,134,393

	Other		Held
	financial	Hedge	for
Liabilities	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current	1,489,396	—	—	1,489,396
Accounts payable to related entities, current	35	—	—	35
Other financial liabilities, non-current	7,360,685	28,327	—	7,389,012
Accounts payable, non-current	577,454	—	—	577,454

Total	10,824,952	254,370	1,190	11,080,512

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

At December 31, 2013

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,405,554	—	—	579,349	1,984,903
Other financial assets, current (*)	83,136	48,415	2,073	576,320	709,944
Trade and others accounts receivable, current	1,633,094	—	—	—	1,633,094
Accounts receivable from related entities, current	628	—	—	—	628
Other financial assets, non current (*)	64,783	—	506	—	65,289
Accounts receivable, non current	100,775	—	—	—	100,775

Total	3,287,970	48,415	2,579	1,155,669	4,494,633

	Other		Held
	financial	Hedge	for
Liabilities	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other liabilities, current	1,969,281	66,466	4,040	2,039,787
Trade and others accounts payable, current	1,557,736	—	—	1,557,736
Accounts payable to related entities, current	505	—	—	505
Other financial liabilities, non-current	7,803,588	54,906	1,491	7,859,985
Accounts payable, non-current	922,887	—	—	922,887

Total	12,253,997	121,372	5,531	12,380,900

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2. Financial instruments by currency

a) Assets

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Cash and cash equivalents	989,396	1,984,903
Argentine peso	44,697	59,018
Brazilian real	45,591	253,392
Chilean peso	30,758	229,918
Colombian peso	17,188	28,132
Euro	9,639	16,571
US Dollar	745,214	1,200,828
Strong bolivar	63,236	162,809
Other currencies	33,073	34,235
Other financial as sets (current and non-current)	735,387	775,233
Argentine peso	45,169	1,007
Brazilian real	500,875	577,973
Chilean peso	26,881	27,555
Colombian peso	406	2,550
Euro	4,244	5,494
US Dollar	156,687	159,563
Strong bolivar	43	14
Other currencies	1,082	1,077
Trade and other accounts receivable, current	1,378,837	1,633,094
Argentine peso	100,798	27,343
Brazilian real	528,404	802,789
Chilean peso	131,191	82,880
Colombian peso	9,021	9,762
Euro	38,764	21,479
US Dollar	369,774	520,991
Strong bolivar	4,895	2,353
Other currencies (*)	195,990	165,497
Accounts receivable, non-current	30,465	100,775
Brazilian real	761	1,194
Chilean peso	5,814	8,624
US Dollar	23,734	90,755
Other currencies (*)	156	202
Accounts receivable from related entities, current	308	628
Brazilian real	9	162
Chilean peso	299	466
Total assets	3,134,393	4,494,633
Argentine peso	190,664	87,368
Brazilian real	1,075,640	1,635,510
Chilean peso	194,943	349,443
Colombian peso	26,615	40,444
Euro	52,647	43,544
US Dollar	1,295,409	1,972,137
Strong bolivar	68,174	165,176
Other currencies	230,301	201,011

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b) Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Trade accounts receivable	1,269,435	1,552,489
Other accounts receivable	210,909	251,982

Total trade and other accounts receivable	1,480,344	1,804,471
Less: Allowance for impairment loss	(71,042)	(70,602)

Total net trade and accounts receivable	1,409,302	1,733,869
Less: non-current portion – accounts receivable	(30,465)	(100,775)

Trade and other accounts receivable, current	1,378,837	1,633,094

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Day	1,088,364	1,378,226
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	83,599	72,417
Expired from 91 to 180 days	11,521	11,547
More than 180 days overdue (*)	14,909	19,697

Total matured accounts receivable, but not impaired	110,029	103,661

Matured accounts receivable and impaired Judicial, pre-judicial collection and protested documents	53,956	19,630
Debtor under pre-judicial collection process and portfolio sensitization	17,086	50,972

Total matured accounts receivable and impaired	71,042	70,602

Total	1,269,435	1,552,489

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	December 31,	December 31,
Currency	2014	2013
	ThUS$	ThUS$
Argentine Peso	100,798	27,343
Brazilian Real	529,165	803,983
Chilean Peso	137,005	91,504
Colombian peso	9,021	9,762
Euro	38,764	21,479
US Dollar	393,508	611,746
Strong bolivar	4,895	2,353
Other currency (*)	196,146	165,699

Total	1,409,302	1,733,869

(*) Other currencies
Australian Dollar	15,243	26,198
Chinese Yuan	35,626	22,887
Danish Krone	8,814	6,899
Pound Sterling	33,624	15,256
Indian Rupee	1,887	5,343
Japanese Yen	4,635	10,332
Norwegian Kroner	16,516	14,970
Swiss Franc	5,701	6,645
Korean Won	25,203	16,929
New Taiwanese Dollar	10,323	9,670
Other currencies	38,574	30,570

Total	196,146	165,699

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables:

				Addition for	Differences
	Opening		(Increase)	business	by	Closing
	balance	Write-offs	Decrease	combination	subsidiaries	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2012	(20,525)	3,312	(2,857)	(54,511)	(922)	(75,503)
From January 1 to December 31, 2013	(75,503)	9,928	(5,027)	—	—	(70,602)
From January 1 to December 31, 2014	(70,602)	6,864	(7,304)	—	—	(71,042)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to reclassify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2014			As of December 31, 2013
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,269,435	(71,042)	1,198,393	1,552,489	(70,602)	1,481,887
Other accounts receivable	210,909	—	210,909	251,982	—	251,982

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a) Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2014	As of December 31, 2013
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Others related parties	Chile	CLP	284	441
79.773.440-1	Transportes San Felipe S.A.	Others related parties	Chile	CLP	—	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	CLP	15	24
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Others related parties	Brazil	BRL	—	2
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Others related parties	Brazil	BRL	—	14
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	9	146

	Total current assets				308	628

(b) Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2014	As of December 31, 2013
					ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	US$	—	187
65.216.000-K	Comunidad Mujer	Other related parties	Chile	CLP	2	—
78.591.370-1	Bethia S.A. and Subsidiaries	Other related parties	Chile	CLP	6	14
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	US$	27	304

	Total current liabilities				35	505

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Technical stock	229,313	190,202
Non-technical stock	36,726	40,826

Total production suppliers	266,039	231,028

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of December 31, 2014 amounts to ThUS$ 2,982 (ThUS$ 1,757 as of December 31, 2013). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2014, the Company recorded ThUS$ 189,864 (ThUS$ 160,068 as of December 31, 2013 and ThUS$ 127,989 as of December 31, 2012) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

During 2014 no reversals of write-downs resulting from an increase in net realizable value.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets
Private investment funds	480,777	544,182	—	—	480,777	544,182
Deposits in guarantee (aircraft)	8,458	51,879	70,155	49,893	78,613	101,772
Certificate of deposit (CBD)	18,293	2,374	—	—	18,293	2,374
Time deposits	—	28,181	—	—	—	28,181
Guarantees for margins of derivatives	92,556	28,157	—	—	92,556	28,157
Deposits in guarantee (loan)	—	—	11,116	11,753	11,116	11,753
Other investments	4,193	1,583	491	506	4,684	2,089
Domestic and foreign bonds	41,111	351	—	—	41,111	351
Other guarantees given	2,852	4,822	3,224	3,137	6,076	7,959

Subtotal of other financial assets	648,240	661,529	84,986	65,289	733,226	726,818

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	377	483	—	—	377	483
Fair value of interest rate derivatives	1	6	—	—	1	6
Fair value of foreign currency derivatives (1)	—	32,058	—	—	—	32,058
Fair value of fuel price derivatives	1,783	15,868	—	—	1,783	15,868

Subtotal of hedging assets	2,161	48,415	—	—	2,161	48,415

Total Other Financial Assets	650,401	709,944	84,986	65,289	735,387	775,233

(1)	The foreign currency derivatives exchange is collars and cross currency swap.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft leases	26,039	28,555	26,201	17,332	52,240	45,887
Aircraft insurance and other	12,160	13,180	—	—	12,160	13,180
Others	17,970	14,657	36,450	38,557	54,420	53,214

Subtotal advance payments	56,169	56,392	62,651	55,889	118,820	112,281

(b) Other assets
Aircraft maintenance reserve (*)	31,108	152,797	123,588	79,012	154,696	231,809
Sales tax	155,795	120,215	64,652	65,936	220,447	186,151
Other taxes	3,513	5,556	—	—	3,513	5,556
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	599	657	453	515	1,052	1,172
Judicial deposits	—	—	90,450	70,380	90,450	70,380
Others	687	—	1,019	544	1,706	544

Subtotal other assets	191,702	279,225	280,162	216,387	471,864	495,612

Total Other Non - Financial Assets	247,871	335,617	342,813	272,276	590,684	607,893

(*)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

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

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2014, LATAM had ThUS$ 154,696 in maintenance reserves (ThUS$ 231,809 at December 31, 2013), corresponding to 12 aircraft out of a total fleet of 327 (21 aircraft out of a total fleet of 339 at December 31, 2013). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

Detail of significant subsidiaries and summarized financial information:

Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2014%	Ownership As of December 31, 2013%	As of December 31, 2012%
Lan Perú S.A.	Peru	US$	69.97858	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	71.94990	71.94990
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646	98.21089
TAM S.A.	Brazil	BRL	99.99938	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2014						Results for the period ended December 31, 2014
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	1,134,289	1,058
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	267,578	(17,905)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	439,929	(17,864)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	364,580	(19,001)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	256,925	(20,193)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	392,433	(81,033)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	6,628,432	171,655

	Statement of financial position as of December 31, 2013						Results for the period ended December 31, 2013
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	263,516	237,577	25,939	252,109	250,699	1,410	1,173,391	3,755
Lan Cargo S.A.	772,640	360,733	411,907	413,527	233,363	180,164	304,060	3,685
Lan Argentina S.A.	214,426	192,590	21,836	205,672	203,567	2,105	500,128	(13,311)
Transporte Aéreo S.A.	359,693	69,459	290,234	120,399	37,049	83,350	400,518	(4,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	94,160	58,867	35,293	93,535	89,802	3,733	299,138	(40,295)
Aerovías de Integración Regional, AIRES S.A.	188,518	69,591	118,927	36,009	24,936	11,073	335,854	(63,359)
TAM S.A. (*)	8,695,458	2,372,047	6,323,411	7,983,671	3,249,581	4,734,090	6,791,104	(458,475)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2012						Results for the period ended December 31, 2012
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	159,361	133,448	25,913	150,319	149,263	1,056	1,047,106	2,513
Lan Cargo S.A.	727,091	172,856	554,235	371,663	169,501	202,162	292,066	(50,693)
Lan Argentina S.A.	165,961	144,463	21,498	141,454	139,653	1,801	538,328	9,152
Transporte Aéreo S.A.	357,725	249,174	108,551	114,302	26,731	87,571	373,157	11,144
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	74,204	40,531	33,673	71,284	68,068	3,216	305,177	(14,077)
Aerovías de Integración Regional, AIRES S.A.	165,032	58,457	106,575	58,398	46,434	11,964	283,870	(75,522)
TAM S.A. (*)	8,821,298	2,003,122	6,818,176	9,198,899	3,556,778	5,642,121	3,633,592	(75,195)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

(b) Non-controlling interest

Equity	Tax No.	Country of origin	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
			%	%	ThUS$	ThUS$
Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,323	3,423
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	925	591
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.29000	0.29000	5	19
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	1,730	1,315
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	28.05000	—	(14,688)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	195	966
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	217	221
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	5	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	6	8
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(826)	660
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	684	370
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	825	1,695
Multiplus S.A.	0-E	Brazil	27.26000	27.15000	94,710	93,057

Total					101,799	87,638

Incomes	Tax No.	Country of origin	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012	2014	For the period ended December 31, 2013	2012
			%	%	%	ThUS$	ThUS$	ThUS$
Lan Perú S.A	0-E	Peru	30.00000	30.00000	30.00000	317	1,127	753
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	0.10200	(125)	111	(58)
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.29000	0.29000	0.29000	(14)	1	1
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	51.00000	396	(511)	226
Aerolinheas Brasileiras S.A. and Subsidiaries	0-E	Brasil	0.00000	26.70000	26.70000	—	(1,520)	631
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	28.05000	28.05000	(5,671)	(11,303)	(3,938)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	4.22000	270	188	222
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	1.00000	58	47	48
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1.00000	4	1	(1)
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	10.00000	6	—	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	10.00000	(495)	(145)	(528)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	1.02665	1.21900	(797)	(645)	(921)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	(389)	671	321
Multiplus S.A.	0-E	Brazil	27.26000	27.13000	27.08000	39,254	29,273	16,676

Total						32,814	17,295	13,434

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$
Computer software	126,797	143,124	309,846	278,721
Developing software	74,050	46,075	74,050	46,075
Airport slots	1,201,028	1,361,807	1,201,028	1,361,807
Loyalty program	400,317	453,907	400,317	453,907
Trademarks	77,887	88,314	77,887	88,314
Other assets	—	81	808	808

Total	1,880,079	2,093,308	2,063,936	2,229,632

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (*)	Trademarks and loyalty program (*)	Other assets Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	25,124	39,395	—	—	404	64,923
Additions	18,769	43,632	—	24	—	62,425
Withdrawals	(1,636)	—	—	(2)	—	(1,638)
Transfer software	55,618	(51,391)	—	—	—	4,227
Acquisitions through business combination	78,106	22,864	1,552,016	617,934	561	2,271,481
Foreing exchange	(757)	135	9,114	3,628	3	12,123
Amortization	(30,980)	—	—	—	(162)	(31,142)

Closing balance as of December 31, 2012	144,244	54,635	1,561,130	621,584	806	2,382,399

Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	14,703	47,199	—	—	—	61,902
Withdrawals	(467)	(1,975)	—	—	—	(2,442)
Transfer software	46,444	(48,890)	—	—	(492)	(2,938)
Foreing exchange	(5,542)	(4,894)	(199,323)	(79,363)	(72)	(289,194)
Amortization	(56,258)	—	—	—	(161)	(56,419)

Closing balance as of December 31, 2013	143,124	46,075	1,361,807	542,221	81	2,093,308

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	16,902	60,994	—	—	—	77,896
Withdrawals	(1,365)	(3,576)	—	—	—	(4,941)
Transfer software	22,351	(24,539)	—	—	—	(2,188)
Foreing exchange	(6,763)	(4,904)	(160,779)	(64,017)	—	(236,463)
Amortization	(47,452)	—	—	—	(81)	(47,533)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	—	1,880,079

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2014 amounts to ThUS$ 183,049 (ThUS$ 135,597 as of December 31, 2013, ThUS$ 79,342 as of December 31, 2012). The accumulated amortization of other identifiable intangible assets as of December 31, 2014 amounts to ThUS$ 808 (ThUS$ 727 as of December 31, 2013, ThUS$ 566 as of December 31, 2012).

(*) See Note 2.5

NOTE 15 - GOODWILL AND BUSINESS COMBINATION

15.1 Goodwill

The Goodwill amount at December 31, 2014 is ThUS$ 3,313,401 (ThUS$ 3,727,605 at December 31, 2013 and ThUS$ 4,213,160 as revised at December 2012).

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, at December 31, 2014 was performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

At December 31, 2014, the recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

		Air transportation CGU	Coalition and loyalty program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 5.7
Exchange rate (1)	R$/US$	2.7 and 3.62	2.7 and 3.62
Discount rate based on the weighted average cost of capital (WACC)%		9.8 and 10.8	—
Discount rate based on cost of equity (CoE)%		—	18.0 and 24.0
Fuel Price from futures price curves commodities markets	US$/barril	90	—

(1)	In line with the expectations of the Central Bank of Brazil
(2)	The flows, as in the growth rate and discount, are denominated in real.

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

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

	Increase Maximum WACC	Increase Maximum CoE	Decrease Minimum terminal growth rate
	%	%	%
Air transportation CGU	10.8	—	1.5
Coalition and loyalty program Multiplus CGU	—	24.0	4.7

In none of the previous cases was presented impairment in the cash- generating unit.

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	163,777	—	163,777
Additions by business combination	2,118,057	—	2,118,057
Amendment initial recongnition	1,051,645	846,285	1,897,930
Increase (decrease) due to exchange rate differences	28,427	4,969	33,396

Closing balance as of December 31, 2012	3,361,906	851,254	4,213,160

Opening balance as of January 1, 2013	3,361,906	851,254	4,213,160
Increase (decrease) due to exchange rate differences	(421,729)	(108,686)	(530,415)
Others	44,860	—	44,860

Closing balance as of December 31, 2013	2,985,037	742,568	3,727,605

Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	(360,371)	(87,670)	(448,041)
Others	33,837	—	33,837

Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401

15.2. Business combination

The following information summarizes the business combination process with TAM S.A. and subsidiaries:

(a) Description of the business combination process with TAM S.A. and Subsidiaries

(b) Business combination in accordance with IFRS 3

(c) Other information

(a) Description of the Business Combination process with TAM S.A and Subsidiaries

Dated June 22, 2012 the merger was successfully completed between LAN Airlines S.A. (today LATAM Airlines Group S.A.), with Sister Holdco S.A. and Holdco II S.A., two companies specially constituted for the purpose of the association between the Company and TAM S.A. which was reflected in the deed of execution of merger issued by such companies at the same time, and it was rectified by deed dated July 10, 2012. These scriptures recorded the share exchange of Sister Holdco S.A. and Holdco II S.A. for LAN’s shares in one related of 0.9 of LAN’s shares for each Sister Holdco S.A. and Holdco II S.A.. That exchange occurred with the delivery of the respective LAN shares to shareholders of Sister Holdco S.A. and the respective BDRs (“Brazilian Depositary Receipts”) and ADRs (“American Depositary Receipts”) from LAN to the shareholders of Holdco II S.A. abroad on June 27, 2012, that is, TAM shareholders who accepted the exchange offer.

The share exchange offer materialized with the exchange previously referenced was 99.9% of the TAM shares that accepted that TAM would stop being a public company in Brazil, which fulfilled the condition for the cancellation of registration, requirement for the success of the exchange offer.

The capital increase in LATAM Airline S.A originated in the merger is determined by the social capital amount of Sister Holdco S.A. and Holdco II S.A., equivalent to ThUS$ 951,409. The difference between this value and the purchase price (Note 15.2.b), amounting to ThUS$ 2,665,692 was included in “Other reserves” during 2012.

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

Value of the share at June 22, 2012 CLP$ 13,489

Exchange rate as of June 22, 2012 503.89 CLP$/US$

Consideration paid was calculated, in accordance with IFRS 3, as the sum of the fair value of the LAN shares provided and the Squeeze-Out cash payment explained in Note 15.2.(a).

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

(iii) Goodwill acquired

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

(c) Other information

The income contribution of TAM S.A. and Subsidiaries during the period of 2012 was ThUS$ 3,633,592, the net result considered in the consolidated financial statements of the group at December 31, 2012, was a loss of ThUS$ 75,195.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	937,279	858,650	—	—	937,279	858,650
Land	57,988	59,352	—	—	57,988	59,352
Buildings	249,361	247,263	(82,355)	(75,478)	167,006	171,785
Plant and equipment	8,660,352	8,461,456	(1,770,560)	(1,708,668)	6,889,792	6,752,788
Own aircraft	7,531,526	7,409,394	(1,407,704)	(1,347,671)	6,123,822	6,061,723
Other	1,128,826	1,052,062	(362,856)	(360,997)	765,970	691,065
Machinery	65,832	73,561	(42,099)	(41,509)	23,733	32,052
Information technology equipment	188,208	182,108	(137,199)	(135,889)	51,009	46,219
Fixed installations and accessories	97,090	97,212	(53,307)	(46,620)	43,783	50,592
Motor vehicles	95,981	75,150	(53,452)	(51,128)	42,529	24,022
Leasehold improvements	144,230	88,641	(87,707)	(71,872)	56,523	16,769
Other property, plants and equipment	4,522,589	4,791,236	(2,019,155)	(1,820,679)	2,503,434	2,970,557
Financial leasing aircraft	4,365,247	4,618,127	(1,985,458)	(1,777,980)	2,379,789	2,840,147
Other	157,342	173,109	(33,697)	(42,699)	123,645	130,410

Total	15,018,910	14,934,629	(4,245,834)	(3,951,843)	10,773,076	10,982,786

(a) The movement in the different categories of Property, plant and equipment from January 1, 2013 to December 31, 2014 is shown below:

	Construction in progress	Land	Buildings net	Plant and equipment net		Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	1,087,563	35,673	77,938	4,141,985		22,591	35,098	1,637	31,499	493,998	5,927,982

Additions	34,885	—	17,349	2,803,242		11,626	7,836	458	4,668	154,000	3,034,064
Acquisitions througth Bussines Combination	553,781	46,373	87,338	469,650		16,990	1,696	4,099	—	3,061,174	4,241,101
Disposals	(27)	(5,116)	(4,821)	(73,654)		(15)	—	(28)	—	(5)	(83,666)
Transfer (to) from non-current assets (or disposal groups)	(2,256)	(11,895)	—	(49,910)		—	—	—	—	—	(64,061)
Retirements	(281)	—	(1,100)	(136,879)		(951)	(261)	(62)	(82)	(18,799)	(158,415)
Depreciation expenses	—	—	(3,311)	(319,578)		(14,982)	(6,526)	(1,316)	(16,432)	(250,329)	(612,474)
Foreing exchange	1,844	272	(2,370)	2,625		3,968	530	(101)	—	16,725	23,493
Other increases (decreases)	(522,506)	—	4,047	(477,366)		1,236	3,970	35	2,075	487,561	(500,948)

Changes, total	65,440	29,634	97,132	2,218,130		17,872	7,245	3,085	(9,771)	3,450,327	5,879,094

Closing balance as of December 31, 2012	1,153,003	65,307	175,070	6,360,115		40,463	42,343	4,722	21,728	3,944,325	11,807,076

Opening balance as of January 1, 2013	1,153,003	65,307	175,070	6,360,115		40,463	42,343	4,722	21,728	3,944,325	11,807,076

Additions	17,731	—	11,798	1,555,667		22,146	7,663	303	—	69,703	1,685,011
Disposals	—	—	—	(141,328)		(31)	—	(161)	—	(644,637)	(786,157)
Retirements	(615)	—	(430)	(65,151)		(270)	(15)	(10)	(219)	(19,716)	(86,426)
Depreciation expenses	—	—	(11,768)	(446,503)		(14,131)	(8,893)	(312)	(12,281)	(336,586)	(830,474)
Foreing exchange	(53,452)	(5,955)	(12,414)	(71,013)		(3,375)	(1,527)	(286)	(1)	(320,738)	(468,761)
Other increases (decreases)	(258,017)	—	9,529	(384,669)		1,417	11,021	(2,512)	7,542	278,206	(337,483)

Changes, total	(294,353)	(5,955)	(3,285)	447,003		5,756	8,249	(2,978)	(4,959)	(973,768)	(824,290)

Closing balance as of December 31, 2013	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	29,980	3,440	16,636	1,214,282		22,239	2,190	1,586	—	154,049	1,444,402
Disposals	—	—	—	(660,129	)(*)	(57)	—	(4)	—	(328)	(660,518)
Retirements	(705)	—	(403)	(39,463)		(205)	(230)	(53)	(50)	(34,282)	(75,391)
Depreciation expenses	—	—	(13,980)	(431,967)		(16,889)	(8,899)	(1,041)	(19,127)	(286,033)	(777,936)
Foreing exchange	733	(4,804)	(12,341)	(59,957)		(3,595)	(1,509)	330	—	(110,727)	(191,870)
Other increases (decreases)	48,621	—	5,309	124,205		3,297	1,639	(597)	58,931	(189,802)	51,603

Changes, total	78,629	(1,364)	(4,779)	146,971		4,790	(6,809)	221	39,754	(467,123)	(209,710)

Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

(*)	During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(b)	Composition of the fleet:

		Aircraft included in the Company’s Property, plant and equipment			Operating leases		Total fleet
Aircraft	Model	As of December 31, 2014		As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014		As of December 31, 2013
Boeing 767	300	—		3	—	—	—		3
Boeing 767	300ER	34		34	4	6	38		40
Boeing 767	300F	8	(1)	8	3	4	11	(1)	12
Boeing 777	300ER	4		8	6	2	10		10
Boeing 777	Freighter	2		2	2	2	4		4
Boeing 787	800	6		3	4	2	10		5
Airbus A319	100	40		39	12	15	52		54
Airbus A320	200	95		95	63	65	158		160
Airbus A321	200	18		9	3	1	21		10
Airbus A330	200	8		8	5	12	13		20
Airbus A340	300	3		—	—	4	3		4
Airbus A340	500	—		2	—	—	—		2
Boeing 737	700	—		—	—	5	—		5
Bombardier	Dhc8-200	2		—	5	7	7		7
Bombardier	Dhc8-400	—		—	—	3	—		3

Total		220		211	107	128	327		339

(1)	Two aircraft leased to FEDEX

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract. The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 777,936 (ThUS$ 830,474 at December 31, 2013 and ThUS$ 612,474 at December 31, 2012). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2014, were added direct guarantees by nine Airbus A321-200 aircraft and three Boeing 787-800 aircraft. Additionally, as a result of fleet transfer plan from TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company added direct guarantees associated with three Airbus A319-100 aircraft, twenty one Airbus A320-200 aircraft and seven Airbus A321-200 aircraft.

Moreover, the Company sold its interest in the permanent establishments Flamenco Leasing LLC, Cisne Leasing LLC, Becacina Leasing LLC, Tricahue Leasing LLC and Loica Leasing Limited. Products of the above direct guarantees associated with seven Boeing 767-300, two Airbus A319-100 and two Airbus A320-200 aircraft were removed.

Additionally, as a result of sale, direct guarantees associated with four Boeing 777-300 aircraft were removed.

Description of Property, plant and equipment pledged as guarantee:

			As of December 31, 2014		As of December 31, 2013
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and engines	Boeing 767	1,001,311	1,277,357	1,437,810	1,827,349
Trust Company		Boeing 777 / 787	452,622	518,788	777,796	880,470
Banco Santander S.A.	Aircraft and engines	Airbus A319	66,318	100,485	74,042	105,353
		Airbus A320	585,008	788,706	643,945	829,185
		Airbus A321	39,739	45,161	43,071	49,208
BNP Paribas	Aircraft and engines	Airbus A319	174,714	238,103	209,993	281,846
		Airbus A320	162,304	207,881	199,114	257,857
Credit Agricole	Aircraft and engines	Airbus A319	55,797	121,038	32,251	99,241
		Airbus A320	157,514	219,460	96,774	153,531
		Airbus A321	60,288	63,939	—	—
JP Morgan	Aircraft and engines	Boeing 777	237,463	278,169	259,272	292,486
Wells Fargo	Aircraft and engines	Airbus A320	305,949	360,064	331,854	384,273
Bank of Utah	Aircraft and engines	Airbus A320	259,260	327,094	277,622	347,765
DVB Bank SE	Aircraft and engines	Boeing 767	—	—	95,292	151,824
Natixis	Aircraft and engines	Airbus A320	48,814	55,946	—	—
		Airbus A321	405,416	488,198	—	—
Citibank N. A.	Aircraft and engines	Airbus A320	142,591	146,535	—	—
		Airbus A321	55,836	59,452	—	—
HSBC	Aircraft and engines	Airbus A320	59,005	59,342	—	—
KfW IPEX-Bank	Aircraft and engines	Airbus A320	16,088	17,516	—	—
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	69,721	70,102	—	—

Total direct guarantee			4,355,758	5,443,336	4,478,836	5,660,388

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2014 amounted to ThUS$ 1,626,257 (ThUS$ 2,167,470 at December 31, 2013). The book value of assets with indirect guarantees as of December 31, 2014 amounts to ThUS$ 2,335,135 (ThUS$ 2,767,593 as of December 31, 2013).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	138,960	160,116
Commitments for the acquisition of aircraft (*)	21,500,000	23,900,000

(*)	Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2015	2016	2017	2018	2019	2020	2021	Total
Airbus S.A.S.	16	23	26	31	11	12	5	124

A320-NEO	—	2	18	16	8	8	—	52
A321	15	15	—	—	—	—	—	30
A321-NEO	—	—	—	6	—	4	5	15
A350	1	6	8	9	3	—	—	27

The Boeing Company	3	5	6	4	—	—	—	18

B777	—	—	2	—	—	—	—	2
B787-8			4	4				8

B787-9	3	5	—	—	—	—	—	8

Total	19	28	32	35	11	12	5	142

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 4 Airbus A321 aircraft for 4 Airbus A321 NEO aircraft.

At December 31, 2014, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 97 aircraft Airbus A320 family, with deliveries between 2015 and 2021, and 27 Airbus aircraft A350 family with delivery dates starting from 2015.

The approximate amount is ThUS$ 17,600,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

As of December 31, 2014, and as a result of different aircraft purchase contracts signed with The Boeing Company, remain to receive a total of sixteen 787 Dreamliner aircraft, with delivery dates between 2015 and 2018, and two 777 with delivery expected for 2017.

The approximate amount, according to the manufacturer's price list, is ThUS$ 3,900,000. Additionally, the Company has valid purchase options for 2 Boeing 777 aircraft.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended December 31,
		2014	2013	2012
Average rate of capitalization of capitalized interest costs	%	2.84	3.63	2.60
Costs of capitalized interest	ThUS$	18,426	25,625	45,069

(iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of December 31, 2014	As of December 31, 2013
Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Air Canada	Airbus A340	500	—	2
AWMS I (AWAS)	Boeing 767	300	—	3
Becacina Leasing LLC	Boeing 767	300ER	1	—
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	—
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	—
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	4	4
Loica Leasing Limited	Airbus A319	100	2	—
Loica Leasing Limited	Airbus A320	200	2	—
Mirlo Leasing LLC	Boeing 767	300ER	1	1

Lessor	Aircraft	Model	As of December 31, 2014	As of December 31, 2013
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	1	12
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
TMF Interlease Aviation III B.V.	Airbus A319	100	—	3
TMF Interlease Aviation III B.V.	Airbus A320	200	—	12
TMF Interlease Aviation III B.V.	Airbus A321	200	—	7
Tricahue Leasing LLC	Boeing 767	300ER	3	—
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association (ILFC)	Airbus A330	200	—	1

Total			71	99

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

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2014 the Company had seventy one aircraft (ninety nine aircraft as of December 31, 2013).

During the period ended December 2014, due to the sale of its participation in the permanent establishments Flamenco Leasing LLC, Cisne Leasing LLC, Becacina Leasing LLC, Tricahue Leasing LLC and Loica Leasing Limited, the Company increased its number of aircraft on lease by seven Boeing 767-300, two Airbus A319-100 and two Airbus A320-200 aircraft. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

During the third quarter of 2014 the option was exercised to purchase one A330-200 and during the fourth quarter of 2014 the option were exercised to purchase two A320-200 aircraft. Therefore, this aircraft was reclassified from the Other property plant and equipment category to the category Plant and equipment.

For other hand, as a result of fleet transfer plan from TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company decreases its number of aircraft on lease by three Airbus A319-100 aircraft, twenty one Airbus A320-200 and seven Airbus A321-200 aircraft as a result of modifications in its financial contracts. Therefore, these aircraft were reclassified from the Other property plant and equipment category to the category Plant and equipment.

Additionally, as a result of the leasing contracts had ended; the Company decreases its number of aircraft on lease by three Boeing 767-300 aircraft and two Airbus A340-500 aircraft. These aircraft were on operative leasing agreement, but according to the stated policy were classified as financial leasing.

The book value of assets under financial leases as of December 31, 2014 amounts to ThUS$ 2,379,789 (ThUS$ 2,840,147 as of December 31, 2013).

The minimum payments under financial leases are as follows:

	As of December 31, 2014			As of December 31, 2013			As of December 31, 2012
	Gross Value	Interest	Present Value	Gross Value	Interest	Present Value	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	403,840	(48,197)	355,643	462,157	(53,925)	408,232	523,033	(66,090)	456,943
Between one and five years	1,121,190	(97,909)	1,023,281	1,406,384	(118,702)	1,287,682	1,687,596	(186,145)	1,501,451
Over five years	261,877	(6,409)	255,468	633,120	(19,562)	613,558	1,135,262	(57,455)	1,077,807

Total	1,786,907	(152,515)	1,634,392	2,501,661	(192,189)	2,309,472	3,345,891	(309,690)	3,036,201

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2014, the income tax provision was calculated at the rate of 21% for the business year 2014, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System”(*) is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System”(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision must be taken at the latest in the last quarter of 2016.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back have been recorded on income for the period. The total effect on income was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax is an increase on liabilities for ThUS$ 145,166.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*)	The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	68,752	61,570	—	—	68,752	61,570
Other recoverable credits	31,956	20,320	17,663	—	49,619	20,320

Total current tax assets	100,708	81,890	17,663	—	118,371	81,890

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	16,712	9,919	—	—	16,712	9,919
Additional tax provision	1,177	1,664	—	—	1,177	1,664

Total current tax liabilities	17,889	11,583	—	—	17,889	11,583

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(23,675)	(17,152)	847,965	557,845
Leased assets	(102,457)	(147,074)	83,318	46,688
Amortization	(31,750)	(10,778)	128,350	113,579
Provisions	416,153	317,883	65,076	(207,358)
Revaluation of financial instruments	270	562	(12,536)	(15,508)
Tax losses	151,569	267,189	(571,180)	(284,339)
Revaluation property, plant and equipment	—	—	(5,999)	(18,544)
Intangibles	—	—	523,275	593,325
Others	(2,787)	(7,668)	(6,375)	(18,460)

Total	407,323	402,962	1,051,894	767,228

The balance of deferred tax assets and liabilities are composed principally of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities:

(a) From January 1 to December 31, 2012

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Incoporation by business combination	Exchange rate variation	Efect from change in tax rate	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(339,288)	(21,066)	—	(34,512)	(203)	(59,776)	—	(454,845)
Leased assets	(65,240)	(160,147)	—	(31,533)	(186)	(11,513)	—	(268,619)
Amortization	(22,412)	(29,157)	—	(18,614)	(109)	(6,471)	—	(76,763)
Provisions	(37,759)	86,040	—	512,487	3,008	(8,353)	—	555,423
Revaluation of financial instruments	28,788	(7,249)	(2,623)	12,785	138	5,080	—	36,919
Tax losses	118,597	152,022	—	134,833	792	14,334	—	420,578
Revaluation propety, plant and equipment	—	(36,931)	—	59,474	349	—	—	22,892
Intangibles	—	—	—	(676,197)	(3,970)	—	—	(680,167)
Others	7,837	410	(2,734)	34,577	(165)	1,080	(12,695)	28,310

Total	(309,477)	(16,078)	(5,357)	(6,700)	(346)	(65,619)	(12,695)	(416,272)

(b) From January 1 to December 31, 2013

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(454,845)	(124,584)	—	4,432	—	(574,997)
Leased assets	(268,619)	70,807	—	4,050	—	(193,762)
Amortization	(76,763)	(49,985)	—	2,391	—	(124,357)
Provisions	555,423	35,636	—	(65,818)	—	525,241
Revaluation of financial instruments	36,919	146	(19,345)	(1,650)	—	16,070
Tax losses	420,578	148,266	—	(17,316)	—	551,528
Revaluation propety, plant and equipment	22,892	3,290	—	(7,638)	—	18,544
Intangibles	(680,167)	—	—	86,842	—	(593,325)
Others	28,310	9,543	—	(28,070)	1,009	10,792

Total	(416,272)	93,119	(19,345)	(22,777)	1,009	(364,266)

(c) From January 1 to December 31, 2014

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Efect from change in tax rate	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(574,997)	(74,623)	—	3,575	(225,595)	—	(871,640)
Leased assets	(193,762)	47,749	—	3,267	(43,029)	—	(185,775)
Amortization	(124,357)	(21,621)	—	1,928	(16,050)	—	(160,100)
Provisions	525,241	(99,262)	—	(53,090)	(21,812)	—	351,077
Revaluation of financial instruments	16,070	(53,675)	47,979	(1,331)	3,763	—	12,806
Tax losses (*)	551,528	147,798	—	(13,968)	163,596	(126,205)	722,749
Revaluation propety, plant and equipment	18,544	(6,384)	—	(6,161)	—	—	5,999
Intangibles	(593,325)	—	—	70,050	—	—	(523,275)
Others	10,792	13,455	—	(26,200)	(6,039)	11,580	3,588

Total	(364,266)	(46,563)	47,979	(21,930)	(145,166)	(114,625)	(644,571)

(*)	In relation to the Tax Recovery Program (REFIS), established in Law No. 11,941/09, the Provisional Measure No. 651/2014 approved by the Brazilian National Congress and signed into Law No. 13,043/14, in its Section VIII, Article 33, establishes that taxpayers that have tax debts can anticipate paying their tax debt by using tax credits related to tax loss carryforwards up to an amount of 70% of the total debt if they pay the other 30% in cash. The Company adhered to the program and paid its debt through this mechanism.

Therefore, the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at December 31, 2014, generating no effect on the outcome of tax.

Deferred tax assets not recognized:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Tax losses	2,781	6,538

Total Deferred tax assets not recognized	2,781	6,538

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. The Company has not recognized deferred tax assets of ThUS$ 2,781 (ThUS$ 6,538 at December 31, 2013) compared to a loss of ThUS$ 11,620 (ThUS$ 28,855 at December 31, 2013) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	2014	For the periods ended December 31, 2013	2012
	ThUS$	ThUS$	ThUS$
Current tax expense
Current tax expense	97,782	73,611	34,563
Adjustment to previous period’s current tax	(2,151)	(561)	(13,886)
Other current tax expense	—	—	12

Total current tax expense, net	95,631	73,050	20,689

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	196,676	(92,863)	80,293
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	97	(256)	1,404

Total deferred tax expense, net	196,773	(93,119)	81,697

Income tax expense	292,404	(20,069)	102,386

Composition of income tax expense (income):

	For the periods ended December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Current tax expense, net, foreign	92,272	61,118	30,827
Current tax expense, net, Chile	3,359	11,932	(10,138)

Total current tax expense, net	95,631	73,050	20,689

Deferred tax expense, net, foreign	168,049	(112,047)	(53,842)
Deferred tax expense, net, Chile	28,724	18,928	135,539

Deferred tax expense, net, total	196,773	(93,119)	81,697

Income tax expense	292,404	(20,069)	102,386

Profit before tax by the legal tax rate in Chile (21%)

	For the periods ended
	December 31,			December 31,
	2014	2013	2012	2014	2013	2012
	ThUS$	ThUS$	ThUS$	%	%	%
Tax expense using the legal rate	6,805 (2)	(61,035)	22,633 (1)	21.00 (2)	20.00	20.00 (1)

Tax effect by change in tax rate	150,210	—	70,441	463.55	—	62.24
Tax effect of rates in other jurisdictions	112,563	(34,287)	(10,512)	347.37	11.24	(9.28)
Tax effect of non-taxable operating revenues	(60,960)	(24,004)	(7,029)	(188.12)	7.87	(6.21)
Tax effect of disallowable expenses	88,643	98,211	27,437	273.55	(32.18)	24.24
Other increases (decreases) in legal tax charge	(4,857)	1,046	(584)	(14.99)	(0.34)	(0.52)

Total adjustments to tax expense using the legal rate	285,599	40,966	79,753	881.36	(13.41)	70.47

Tax expense using the effective rate	292,404	(20,069)	102,386	902.36	6.59	90.47

(1)	On September 27, 2012, the Law N° 20,630 was published in the Official Journal that “Improves Tax Legislation and Finance Education Reform”. Among the major tax reforms that the amending Law contains, the First Category Tax Rate was modified which must be declared and paid beginning in the 2013 tax year.

Thereby, at December 31, 2012 the Company had tax expense considering the increased rate of 17% to 20%, which meant a higher recorded tax expense by ThUS$ 70,441.

(2)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015. Thus, at December 31, 2014, the Company recognized a loss ThUS$ 150,210 as a result of the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended December 31,
	2014	2013
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	40,227	(19,345)
Tax effect by change legal tax rate in other comprehensive income (*)	7,752	—
Aggregate deferred taxation related to items charged to net equity	(3,389)	(3,440)
Tax effect by change legal tax rate in net equity (*)	(2,708)	—

Total deferred taxes related to items charged to net equity	41,882	(22,785)

(*)	Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,397,382	1,969,281
(b) Derivatives not recognized as a hedge	1,190	4,040
(c) Hedge derivatives	226,043	66,466

Total current	1,624,615	2,039,787

Non-current
(a) Interest bearing loans	7,360,685	7,803,588
(b) Derivatives not recognized as a hedge	—	1,491
(c) Hedge derivatives	28,327	54,906

Total non-current	7,389,012	7,859,985

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Current
Loans to exporters	327,278	401,263
Bank loans	98,711	602,618
Guaranteed obligations	472,864	455,512
Other guaranteed obligations	61,872	31,109

Subtotal bank loans	960,725	1,490,502
Obligation with the public	21,206	21,761
Financial leases	364,514	423,537
Other loans	50,937	33,481

Total current	1,397,382	1,969,281

Non-current
Bank loans	415,667	322,207
Guaranteed obligations	3,765,518	3,776,910
Other guaranteed obligations	93,992	64,247

Subtotal bank loans	4,275,177	4,163,364
Obligation with the public	1,111,481	1,116,671
Financial leases	1,344,520	1,902,715
Other loans	629,507	620,838

Total non-current	7,360,685	7,803,588

Total obligations with financial institutions	8,758,067	9,772,869

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of December 31, 2014	As of December 31, 2013
Currency	ThUS$	ThUS$
Argentine peso	39,053	43,335
Brazilian real	53,410	76,674
Chilean peso (U.F.)	187,614	267,554
Euro	547	2,029
US Dollar	8,477,443	9,383,277

Total	8,758,067	9,772,869

Interest-bearing loans due in installments to December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	—	—	—	—	100,000	100,058	—	—	—	—	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	—	—	—	—	45,000	45,040	—	—	—	—	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	—	—	—	—	55,000	55,022	—	—	—	—	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	—	—	—	—	100,000	100,140	—	—	—	—	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	—	—	—	—	15,000	15,018	—	—	—	—	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,000	—	—	—	—	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	14,242	42,725	113,934	17,367	—	188,268	15,542	42,725	112,160	17,187	—	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	17,542	—	—	—	17,542	122	17,542	—	—	—	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	—	21,050	—	—	—	21,050	339	21,050	—	—	—	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	—	—	282,967	—	—	282,967	928	—	282,967	—	—	283,895	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Quarterly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
—	SWAP Aircraft arrivals	—	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	—	—	64,246	7,920	23,878	32,492	—	—	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	—	—	91,337	7,696	22,378	61,500	—	—	91,574	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	—	—	20,413	1,628	4,877	13,955	—	—	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	357,710	39,264	44,290	459,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	—	—	50,569	4,545	13,545	32,567	—	—	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	—	—	—	11,981	280	11,701	—	—	—	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	—	—	5,462	664	2,049	2,770	—	—	5,483	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	—	179,507	—	—	179,507	3,580	—	179,507	—	—	183,087	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	—	—	164,108	184,866	101,026	450,000	1,500	—	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00

	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,384,054	1,299,308	2,238,569	7,096,488

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	300,000	—	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	—	—	—	35,170	2,752	32,466	—	—	—	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,500	4,500	4,500	—	—	10,500	1,566	4,500	4,500	—	—	10,566	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	—	—	—	12,500	3,160	9,375	—	—	—	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	—	—	1,492	199	540	755	—	—	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	—	—	36,848	2,346	10,791	23,761	—	—	36,898	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	—	—	25,293	1,256	3,725	20,360	—	—	25,341	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	—	—	—	—	—	—	8	—	—	—	—	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	—	3,817	91	957	2,604	27	—	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	—	—	2,229	143	707	1,379	—	—	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	—	—	—	—	114	547	—	—	—	—	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	—	1,643	82	377	1,044	135	—	1,638	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	30,281	15,576	—	—	—	45,857	Monthly	4.23	4.23

	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768,022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

Interest-bearing loans due in installments to December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than 90 days	More than one to	More than three	More than	Total		More than 90 days	More than one to	More than three	More than	Total
		Creditor		Up to	to one	three	to five	five	nominal	Up to	to one	three	to five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	—	30,000	—	—	—	30,000	—	30,022	—	—	—	30,022	At expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	230,000	—	—	—	—	230,000	230,819	—	—	—	—	230,819	At expiration	1.63	1.63
97.030.000-7	ESTADO	Chile	US$	—	40,000	—	—	—	40,000	—	40,023	—	—	—	40,023	At expiration	1.06	1.06
76.100.458-1	BLADEX	Chile	US$	100,000	—	—	—	—	100,000	100,399	—	—	—	—	100,399	At expiration	1.87	1.87
Bank loans
97.036.000-K	SANTANDER	Chile	US$	—	—	115,051	—	—	115,051	153	—	115,051	—	—	115,204	At expiration	3.19	3.19
97.023.000-9	CORPBANCA	Chile	UF	15,590	46,772	124,724	81,374	—	268,460	17,475	46,771	122,780	80,528	—	267,554	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	15,335	—	—	—	15,335	35	15,335	—	—	—	15,370	Monthly	20.75	20.75
0-E	BBVA	Argentina	ARS	—	27,603	—	—	—	27,603	362	27,603	—	—	—	27,965	Monthly	23.78	23.78
Guaranteed obligations
0-E	ING	U.S.A.	US$	2,865	8,808	25,172	27,867	26,831	91,543	3,635	8,807	24,144	27,437	26,682	90,705	Quarterly	5.69	5.01
0-E	CREDIT AGRICOLE	France	US$	12,920	34,713	82,646	10,033	—	140,312	13,209	34,713	82,646	10,033	—	140,601	Quarterly	1.99	1.99
0-E	PEFCO	U.S.A.	US$	2,219	6,745	—	—	—	8,964	2,239	6,746	(19)	—	—	8,966	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	8,875	27,256	76,985	83,871	221,267	418,254	10,356	27,256	75,420	83,243	221,031	417,306	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	46,007	139,012	378,314	389,759	1,146,684	2,099,776	52,722	139,012	330,363	365,871	1,115,366	2,003,334	Quarterly	2.47	1.76
0-E	CITIBANK	U.S.A.	US$	9,607	29,315	81,681	87,189	164,399	372,191	10,850	29,315	76,583	84,847	162,473	364,068	Quarterly	2.64	2.04
97.036.000-K	SANTANDER	Chile	US$	5,021	15,237	41,767	43,552	95,022	200,599	5,347	15,238	38,966	42,256	93,880	195,687	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,579	7,846	21,655	22,801	63,189	118,070	2,784	7,846	19,797	21,891	62,166	114,484	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,264	3,848	10,636	11,210	31,544	58,502	1,431	3,848	9,716	10,758	31,027	56,780	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	13,840	41,995	115,549	120,924	411,684	703,992	17,106	41,995	93,083	109,417	395,163	656,764	Quarterly	2.81	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,348	13,408	38,018	32,448	84,814	173,036	5,053	13,408	38,017	32,449	84,814	173,741	Quarterly	3.27	3.27
—	SWAP Aircraft arrivals	—	US$	681	1,915	4,104	2,521	765	9,986	681	1,915	4,104	2,521	765	9,986	Quarterly	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,703	23,342	64,247	—	—	95,292	7,766	23,343	64,247	—	—	95,356	Quarterly	1.99	1.99
Financial leases
0-E	ING	U.S.A.	US$	4,523	13,896	37,656	9,001	—	65,076	4,964	13,896	37,395	8,971	—	65,226	Quarterly	3.23	3.03
0-E	CREDIT AGRICOLE	France	US$	4,808	13,833	63,715	7,158	—	89,514	4,952	13,834	63,715	7,157	—	89,658	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	1,430	4,414	12,707	14,254	7,759	40,564	1,651	4,413	12,254	14,089	7,731	40,138	Quarterly	6.38	5.65
0-E	PEFCO	U.S.A.	US$	13,867	42,702	121,395	108,403	22,407	308,774	15,884	42,702	118,027	107,595	22,324	306,532	Quarterly	5.35	4.23
0-E	BNP PARIBAS	U.S.A.	US$	6,443	19,839	56,989	56,934	7,129	147,334	6,908	19,839	55,403	56,567	7,109	145,826	Quarterly	4.65	4.15
0-E	BANC OF AMERICA	U.S.A.	US$	616	1,891	5,392	—	—	7,899	647	1,891	5,392	—	—	7,930	Monthly	1.43	1.43
Other loans
0-E	BOEING	U.S.A.	US$	—	—	170,838	—	—	170,838	—	1,650	170,838	—	—	172,488	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	—	—	79,611	174,178	196,211	450,000	4,050	—	79,611	174,178	196,211	454,050	Quarterly	6.00	6.00

	Total			495,206	609,725	1,728,852	1,283,477	2,479,705	6,596,965	521,478	611,421	1,637,533	1,239,808	2,426,742	6,436,982

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2013

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than 90 days	More than one to	More than three	More than	Total		More than 90 days	More than one to	More than three to	More than	Total
		Creditor		Up to	to one	three	to five	five	nominal	Up to	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	CITIBANK	Brazil	US$	2,207	41,678	—	—	—	43,885	2,306	42,413	—	—	—	44,719	At Expiration	3.76	3.20
0-E	BANCO DO Brazil S.A.	Brazil	US$	9,050	128,799	—	—	—	137,849	9,410	130,742	—	—	—	140,152	At Expiration	5.20	4.66
0-E	BANCO ITAU BBA	Brazil	US$	26,611	47,219	—	—	—	73,830	27,804	48,424	—	—	—	76,228	At Expiration	6.31	4.73
0-E	BANCO SAFRA	Brazil	US$	40,626	21,731	—	—	—	62,357	41,768	22,213	—	—	—	63,981	At Expiration	3.73	2.94
0-E	BANCO SAFRA	Brazil	BRL	193	443	48	—	—	684	187	431	51	—	—	669	Monthly	7.42	7.42
0-E	BANCO BRADESCO	Brazil	US$	74,700	47,641	—	—	—	122,341	77,218	48,828	—	—	—	126,046	At Expiration	3.87	3.29
0-E	BANCO BRADESCO	Brazil	BRL	—	42,688	—	—	—	42,688	—	42,701	—	—	—	42,701	At Expiration	10.63	10.15
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	102	316	915	1,031	1,851	4,215	123	316	915	1,031	1,851	4,236	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	—	300,000	800,000	1,100,000	19,760	2,001	5,343	305,554	805,774	1,138,432	At Expiration	8.60	8.41
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,762	5,438	15,673	17,540	17,908	58,321	2,036	5,437	15,673	17,541	17,908	58,595	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,325	1,645	—	—	—	2,970	1,325	1,645	—	—	—	2,970	Monthly	—	—
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,020	9,311	26,792	20,813	15,416	75,352	3,156	9,311	26,792	20,812	15,417	75,488	Monthly	1.42	1.42
0-E	AWAS	U.S.A.	US$	2,992	2,659	—	—	—	5,651	3,656	2,659	—	—	—	6,315	Monthly	—	—
0-E	BNP PARIBAS	U.S.A.	US$	580	1,810	5,262	5,982	8,448	22,082	651	1,810	5,262	5,982	8,448	22,153	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	578	1,758	4,959	5,371	9,693	22,359	652	1,758	4,959	5,371	9,693	22,433	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	5,983	18,179	44,318	47,123	106,987	222,590	6,401	18,179	44,318	47,123	106,987	223,008	Quarterly	1.03	0.90
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,258	12,917	55,573	11,431	13,766	97,945	4,516	12,917	55,573	11,431	13,766	98,203	Quarterly	1.40	1.40
0-E	CREDIT AGRICOLE -CIB	France	US$	7,911	25,433	58,866	50,469	52,717	195,396	8,334	25,433	58,866	50,469	52,717	195,819	Quarterly/ Semiannual	0.75	0.65
0-E	DVB BANK SE	Germany	US$	3,125	9,375	12,500	—	—	25,000	3,195	9,375	12,500	—	—	25,070	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	590	1,210	282	—	2,279	201	590	1,210	282	—	2,283	Monthly	1.75	1.75
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,430	48,548	—	—	—	51,978	3,501	48,548	—	—	—	52,049	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,307	3,983	10,976	11,533	36,497	64,296	1,436	3,983	10,976	11,533	36,497	64,425	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,877	11,869	28,660	20,499	17,813	82,718	4,027	11,869	28,660	20,500	17,813	82,869	Monthly/ Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	6,009	16,490	49,293	55,352	118,984	246,128	7,586	16,490	49,293	55,352	118,984	247,705	Quarterly/ Semiannual	2.81	2.78
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,780	8,610	40,227	17,171	37,615	106,403	2,964	8,611	40,227	17,171	37,615	106,588	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	453	1,303	3,097	2,617	14,267	21,737	498	1,303	3,097	2,617	14,267	21,782	Quarterly	2.00	2.00
0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769	1,425	—	—	—	3,194	1,773	1,425	—	—	—	3,198	Monthly	1.25	1.25
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,772	35,604	87,655	96,473	102,591	334,095	12,694	35,604	87,655	96,473	102,591	335,017	Quarterly	3.86	3.78
0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	515	1,566	4,297	4,485	6,531	17,394	541	1,566	4,297	4,485	6,531	17,420	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	239	724	—	—	—	963	222	674	—	—	—	896	Monthly	10.38	10.38
0-E	BANCO IBM S.A	Brazil	BRL	134	192	511	213	—	1,050	153	192	511	213	—	1,069	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	287	746	2,218	308	—	3,559	285	745	2,220	308	—	3,558	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	69	1,310	—	—	—	1,379	824	1,205	—	—	—	2,029	Monthly	6.82	6.82
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244	537	—	—	—	27,781	27,244	537	—	—	—	27,781	Monthly	2.38	2.38

	Total			245,105	552,537	453,050	668,693	1,361,084	3,280,469	276,447	559,935	458,398	674,248	1,366,859	3,335,887

	Total consolidated			740,311	1,162,262	2,181,902	1,952,170	3,840,789	9,877,434	797,925	1,171,356	2,095,931	1,914,056	3,793,601	9,772,869

(b) Derivatives not recognized as a hedge

					Total derivative
	Current liabilities		Non-current liabilities		not recognized as a hedge
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate derivative not recognized as a hedge	1,190	4,040	—	1,491	1,190	5,531

Total derivatives not recognized as a hedge	1,190	4,040	—	1,491	1,190	5,531

(c) Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	5,173	5,775	—	—	5,173	5,775
Fair value of interest rate derivatives	26,395	32,070	28,327	54,906	54,722	86,976
Fair value of fuel derivatives	157,233	—	—	—	157,233	—
Fair value of foreign currency derivatives	37,242	28,621	—	—	37,242	28,621

Total hedge derivatives	226,043	66,466	28,327	54,906	254,370	121,372

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(38,802)	(26,028)
Interest rate options (2)	1	6
Interest rate swaps (3)	(58,758)	(92,088)
Fuel collars (4)	(32,772)	1,878
Fuel swap (5)	(122,678)	13,990
Currency forward R$/US$ (6)	—	32,058
Currency forward CLP/US$ (7)	—	(1,121)
Currency collars (8)	—	(1,652)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$. These contracts are recorded as cash flow hedges.
(7)	Covers the investments denominated in Chilean pesos to Dollar- Chilean peso exchange rate, in order to secure investment in Dollars. These contracts are recorded as cash flow hedges.
(8)	Covers the foreign exchange risk exposure of Multiplus income caused by fluctuations in the exchange rate R$/US$.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 12 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, there have not occurred hedging operations of future highly probable transaction that have not been realized.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

		For the periods ended
		December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	(163,993)	128,166	(2,510)
Debit (credit) transferred from net equity to income during the period	(151,520)	(18,688)	(26,470)

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,196,123	1,264,395
(b) Accrued liabilities at the reporting date	293,273	293,341

Total trade and other accounts payables	1,489,396	1,557,736

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Trade creditors	924,105	969,260
Leasing obligation	37,322	44,756
Other accounts payable (*)	234,696	250,379

Total	1,196,123	1,264,395

(*)	Include agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 20.

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Aircraft Fuel	290,109	302,419
Boarding Fee	193,263	217,389
Other personnel expenses	114,245	117,418
Airport charges and overflight	102,111	98,560
Professional services and advisory	65,445	63,082
Suppliers’ technical purchases	64,799	67,995
Handling and ground handling	55,503	48,797
Marketing	54,885	50,009
Land services	47,103	47,046
Aircraft and engines leasing	37,322	44,756
Leases, maintenance and IT services	34,029	46,163
Services on board	24,642	29,940
Maintenance	14,757	15,793
Crew	12,403	14,040
Achievement of goals	12,197	9,806
Communications	6,447	4,578
Aviation insurance	4,749	10,665
Distribution sistem	3,293	3,103
Airlines	908	5,054
Tax recovery program (*)	—	14,569
U.S.A. Department of Justice (**)	—	18,290
Others	57,913	34,923

Total trade and other accounts payables	1,196,123	1,264,395

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance (See Note 17(b)).
(**)	Include agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 20.

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Accrued personnel expenses	130,382	151,586
Aircraft and engine maintenance	121,946	3,741
Accounts payable to personnel (*)	16,407	110,147
Others accrued liabilities	24,538	27,867

Total accrued liabilities	293,273	293,341

(*)	Profits and bonds participation (Note 22 letter b)

NOTE 20 - OTHER PROVISIONS

The detail of Other provisions as of December 31, 2014 and December 31, 2013 is as follows:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	320	7,092	607,371	968,211	607,691	975,303
Civil contingencies	11,870	13,430	47,355	50,022	59,225	63,452
Labor contingencies	221	7,334	23,064	64,895	23,285	72,229
Other	—	—	15,351	27,770	15,351	27,770
Provision for European
Commision investigation (2)	—	—	9,999	11,349	9,999	11,349

Total other provisions (3)	12,411	27,856	703,140	1,122,247	715,551	1,150,103

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at December 31, 2014, and at December 31, 2013, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims	Investigation(*)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	19,073	10,675	29,748
Increase in provisions	30,399	—	30,399
Provision used	(131,136)	—	(131,136)
Additions deu to business combination	1,429,012	—	1,429,012
Difference by subsidiaries conversion	8,391	—	8,391
Reversal of provision	(449)	—	(449)
Exchange difference	291	190	481

Closing balance as of December 31, 2012	1,355,581	10,865	1,366,446

Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	65,107	—	65,107
Provision used	(57,192)	—	(57,192)
Difference by subsidiaries conversion	(170,452)	—	(170,452)
Reversal of provision	(53,459)	—	(53,459)
Exchange difference	(831)	484	(347)

Closing balance as of December 31, 2013	1,138,754	11,349	1,150,103

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	42,792	—	42,792
Provision used	(27,597)	—	(27,597)
Difference by subsidiaries conversion	(132,092)	—	(132,092)
Reversal of provision	(315,288)	—	(315,288)
Exchange difference	(1,017)	(1,350)	(2,367)

Closing balance as of December 31, 2014	705,552	9,999	715,551

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 90 million, was done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at December 31, 2014 is disclosed in Note 30, at case No. 2001.51.01.012530-3.

(*)	European Commission Provision:
(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.
(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.
(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.
(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. The procedural stage at December 31, 2014 is disclosed in Note 30, in (ii) lawsuits received by LATAM Airlines Group S.A. and Subsidiaries in European Commission Court.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (*)	2,565,391	2,739,125	355,353	77,513	2,920,744	2,816,638
Sales tax	38,160	52,576	—	—	38,160	52,576
Retentions	52,567	49,355	—	—	52,567	49,355
Others taxes	18,880	12,294	—	—	18,880	12,294
Other sundry liabilities	10,388	18,290	48	54	10,436	18,344

Total other non-financial liabilities	2,685,386	2,871,640	355,401	77,567	3,040,787	2,949,207

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies oneworld® members and other airlines associated with the program, as well as buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking on frequent flyer who travel constantly, created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty program, with the aim of operate accumulation activities and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Retirements payments	36,523	9,639
Resignation payments	5,556	493
Other obligations	32,023	35,534

Total liability for employee benefits	74,102	45,666

(a) The movement in retirements and resignation payments and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Change of model	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2012	13,132	25,003	(40)	—	38,095
From January 1 to December 31, 2013	38,095	9,866	(2,295)	—	45,666
From January 1 to December 31, 2014	45,666	1,507	(2,466)	29,395	74,102

(b) The liability for short-term:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	16,407	110,147

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the periods ended
		December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,656,565	1,720,513	1,296,101
Short-term employee benefits	361,328	452,158	397,824
Termination benefits	84,179	67,508	32,864
Other personnel expenses	248,030	252,590	182,126

Total	2,350,102	2,492,769	1,908,915

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Aircraft and engine maintenance	506,312	663,837
Tax recovery program (*)	—	176,666
Fleet financing (JOL)	59,148	57,997
Provision for vacations and bonuses	9,595	9,879
Other accounts payable	1,945	2,654
Other sundry liabilities	454	11,854

Total accounts payable, non-current	577,454	922,887

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance (See Note 17(b)).

NOTE 24 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at December 31, 2014 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,389,384, divided into 535,243,229 shares as of December 31, 2013), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b) Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above between January 1, 2013 and December 31, 2014.

Movement of authorized shares	Nro. Of shares
Autorized shares as of January 1, 2013	488,355,791
Increase capital approved at Extraordinary Shareholders meeting dated June 11, 2013	63,500,000
Full right decrease of treasury stock	(7,972)

Authorized shares as of December 31, 2013	551,847,819

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at December 31, 2014	—

Authorized shares as of December 31, 2014	551,847,819

Movement fully paid shares

	N° of shares		Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$
Paid shares as of January 1, 2013	479,098,052		1,507,200	(6,182)	1,501,018
Placement of the remaining preferential shares issued for merger Companies Sister Holdco S.A. y Holdco II S.A.	4,457,739		104,351	—	104,351
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	51,695,410		784,219	—	784,219
Full right decrease of treasury stock	(7,972)		(25)	—	(25)
Capitalization of reserves	—		—	(179)	(179)

Paid shares as of December 31, 2013	535,243,229		2,395,745	(6,361)	2,389,384

Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	—	156,321

Paid shares as of December 31, 2014	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.
(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.
(3)	At December 31, 2014, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c) Treasury stock

At December 31, 2014, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At December 31, 2013, as per minutes of the Extraordinary Shareholder’s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d) Reserve of share-based payments

Movement of Reserves of share-based payments:

Periods	Opening balance	Stock option plan	Deferred tax	Deferred tax by tax effect of change in legal rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2012	7,130	(1,299)	(257)	—	5,574
From January 1 to December 31, 2013	5,574	18,877	(3,440)	—	21,011
From January 1 to December 31, 2014	21,011	14,728	(3,389)	(2,708)	29,642

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

The effect on deferred tax calculated on the reserves of share- based payments by modifying the tax rate mentioned above, was a charge to equity of ThUS$ 2,708.

These reserves are related to the “Share-based payments” explained in Note 33.

(e) Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non- controlling interest	Cost of issuance and placement of shares		Capitalization share issuance and placement cost		Higer value for TAM S.A. share exchage	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2012	1,362	(1,604)	(3,510	)(1)	3,510	(1)	2,665,692	1,232	2,666,682
From January 1 to December 31, 2013	2,666,682	(1,950)	(5,443	)(2)	179	(3)	—	(1,668)	2,657,800
From January 1 to December 31, 2014	2,657,800	(21,526)	—		—		—	(526)	2,635,748

(1)	The costs of issuance and placement of shares recognized in reserves during the first half of 2012 were capitalized during the month of September 2012, according to the Extraordinary Meeting of Shareholders held on September 4, 2012. Capitalization share issuance and placement cost caused by the capital increase carried out in 2007, as set out Extraordinary Meeting of Shareholders held on December 21, 2011.

(2)	The costs incurred through the issuance and placement to ThUS$ 5,264 and ThUS$ 179 corresponds to the capital increase authorized at the Extraordinary Meeting of Shareholders held on June 11, 2013 and the remaining 7,436,816 shares, not used in this exchange (business combination with TAM S.A. and subsidiaries), reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012, respectively.
(3)	The cost of ThUS$ 179 was capitalized during June 2013, according with minute of the Extraordinary Meeting of Shareholders held on June 11, 2013.

Balance of Other sundry reserves comprises the following:

	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(5,355)	(3,405)
Cost of issuance and placement of shares	(5,264)	(5,264)	—
Others	(1,409)	107	1,775

Total	2,635,748	2,657,800	2,666,682

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at December 31, 2014, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	(13,317)	(140,556)	(153,873)
Derivatives valuation gains (losses)	—	5,003	5,003
Deferred tax	(2,727)	(5,177)	(7,904)
Difference by subsidiaries conversion	19,618	—	19,618

Closing balance as of December 31, 2012	3,574	(140,730)	(137,156)

Opening balance as of January 1, 2013	3,574	(140,730)	(137,156)
Derivatives valuation gains (losses)	—	124,227	124,227
Deferred tax	—	(18,005)	(18,005)
Difference by subsidiaries conversion	(593,565)	—	(593,565)

Closing balance as of December 31, 2013	(589,991)	(34,508)	(624,499)

Opening balance as of January 1, 2014	(589,991)	(34,508)	(624,499)
Derivatives valuation gains (losses)	—	(165,231)	(165,231)
Deferred tax	—	40,647	40,647
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	—	7,752	7,752
Difference by subsidiaries conversion	(603,880)	—	(603,880)

Closing balance as of December 31, 2014	(1,193,871)	(151,340)	(1,345,211)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

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

(g) Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Other increase (decreases)	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2012	1,116,798	(19,076)	163	(21,749)	1,076,136
From January 1 to December 31, 2013	1,076,136	(281,114)	281	—	795,303
From January 1 to December 31, 2014	795,303	(259,985)	872	—	536,190

(h) Dividends per share

As of December 31, 2013

Description of dividend	Final dividend 2012
Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068

As of December 31, 2012

Description of dividend	Final dividend 2011	Minimum mandatory dividend 2012
Date of dividend	04-26-2012	12-31-2012
Amount of the dividend (ThUS$)	18,462	3,287
Number of shares among which the dividend is distributed	340,999,909	479,098,052
Dividend per share (US$)	0.05414	0.00686

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2014, have not been provisioned minimum mandatory dividends.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	2014	For the periods ended December 31, 2013	2012
	ThUS$	ThUS$	ThUS$
Passengers LAN	4,464,761	4,731,296	4,529,100
Passengers TAM	5,915,361	6,330,262	3,437,746
Cargo	1,713,379	1,862,979	1,743,526

Total	12,093,501	12,924,537	9,710,372

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	2014	For the periods ended December 31, 2013	2012
	ThUS$	ThUS$	ThUS$
Aircraft fuel	4,167,030	4,414,249	3,434,569
Other rentals and landing fees	1,327,238	1,373,061	1,048,342
Aircraft rentals	521,384	441,077	313,038
Aircraft maintenance	452,731	477,086	297,618
Comissions	365,508	408,671	308,941
Passenger services	300,325	331,405	239,848
Other operating expenses	1,487,672	1,644,827	1,316,095

Total	8,621,888	9,090,376	6,958,451

(b) Depreciation and amortization

Depreciation and amortization are detailed below:

	2014	For the periods ended December 31, 2013	2012
	ThUS$	ThUS$	ThUS$
Depreciation (*)	943,731	985,317	739,973
Amortization	47,533	56,416	31,140

Total	991,264	1,041,733	771,113

(*)	Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2014 is ThUS$ 373,183 (ThUS$ 396,974 at December 31, 2013 and ThUS$ 315,206 at December 31, 2012).

(c) Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d) Financial costs

The detail of financial costs is as follows:

	2014	For the periods ended December 31, 2013	2012
	ThUS$	ThUS$	ThUS$
Bank loan interest	330,298	382,969	185,013
Financial leases	72,242	76,343	44,717
Other financial instruments	27,494	3,212	64,868

Total	430,034	462,524	294,598

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e) Restructuring Costs

As part of the ongoing process of review its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	2014	For the periods ended December 31, 2013	2012
	ThUS$	ThUS$	ThUS$
Tours	109,788	105,449	74,226
Aircraft leasing	31,104	36,614	28,863
Customs and warehousing	22,368	24,281	24,537
Duty free	18,076	14,748	17,463
Maintenance	15,421	12,392	5,358
Other miscellaneous income	180,888	148,081	69,709

Total	377,645	341,565	220,156

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a) Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Cash and cash equivalents	213,161	538,213
Argentine peso	22,121	41,092
Brazilian real	2,365	3,683
Chilean peso	30,453	229,913
Colombian peso	1,622	5,254
Euro	9,639	16,571
U.S. dollar	50,652	44,656
Strong bolivar	63,236	162,809
Other currency	33,073	34,235
Other financial assets, current	73,030	51,082
Argentine peso	40,939	885
Chilean peso	25,781	25,854
Colombian peso	—	2,039
Euro	1	6
U.S. dollar	6,008	22,035
Strong bolivar	43	14
Other currency	258	249

	As of	As of
Current assets	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Other non-financial assets, current	59,700	56,218
Argentine peso	7,326	5,310
Brazilian real	148	846
Chilean peso	18,073	16,846
Colombian peso	1,415	1,011
Euro	2,523	3,052
U.S. dollar	5,751	2,221
Strong bolivar	330	102
Other currency	24,134	26,830
Trade and other accounts receivable, current	543,257	417,775
Argentine peso	61,291	11,387
Brazilian real	33,267	19,986
Chilean peso	128,780	80,461
Colombian peso	4,394	2,240
Euro	38,764	21,479
U.S. dollar	75,876	114,372
Strong bolivar	4,895	2,353
Other currency	195,990	165,497
Accounts receivable from related entities, current	299	466
Chilean peso	299	466
Tax current assets	21,605	14,836
Argentine peso	2,300	—
Brazilian real	2	—
Chilean peso	5,773	3,398
Colombian peso	1,995	787
Euro	21	35
U.S. dollar	467	515
Other currency	11,047	10,101
Total current assets	911,052	1,078,590
Argentine peso	133,977	58,674
Brazilian real	35,782	24,515
Chilean peso	209,159	356,938
Colombian peso	9,426	11,331
Euro	50,948	41,143
U.S. Dollar	138,754	183,799
Strong bolivar	68,504	165,278
Other currency	264,502	236,912

	As of	As of
Non-current assets	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Other financial assets, non-current	36,715	49,786
Argentine peso	57	24
Brazilian real	1,050	597
Chilean peso	1,100	1,701
Colombian peso	203	254
Euro	4,243	5,488
U.S. dollar	29,238	40,894
Other currency	824	828
Other non - financial assets, non-current	18,803	18,006
Argentine peso	45	—
U.S. dollar	1	—
Other currency	18,757	18,006
Accounts receivable, non-current	10,569	13,429
Chilean peso	5,413	8,227
U.S. dollar	5,000	5,000
Other currency	156	202
Deferred tax assets	2,613	4,460
Colombian peso	256	—
U.S. dollar	3	2,056
Other currency	2,354	2,404
Total non-current assets	68,700	85,681
Argentine peso	102	24
Brazilian real	1,050	597
Chilean peso	6,513	9,928
Colombian peso	459	254
Euro	4,243	5,488
U.S. dollar	34,242	47,950
Other currency	22,091	21,440

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	71,436	303,626	173,416	561,428
Chilean peso	15,542	53,619	42,725	46,772
Euro	547	824	—	1,205
U.S. dollar	55,347	249,183	130,691	513,451
Trade and other accounts payables, current	421,188	679,769	20,875	20,676
Argentine peso	38,740	31,603	—	—
Brazilian real	14,330	9,671	13	8
Chilean peso	25,040	29,560	11,502	11,975
Colombian peso	13,652	14,445	187	422
Euro	35,937	19,373	8,266	3,316
U.S. dollar	175,298	433,377	827	4,902
Strong bolivar	5,261	4,024	—	—
Other currency	112,930	137,716	80	53
Accounts payable to related entities, current	35	318	—	—
Chilean peso	8	14	—	—
U.S. dollar	27	304	—	—
Tax liabilities, current	268	134	—	—
Chilean peso	268	4	—	—
Other currency	—	130	—	—

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities, current	126,953	76,040	158	72
Argentine peso	5,698	10,710	—	—
Brazilian real	959	3,746	46	52
Chilean peso	18,798	37,227	—	19
Colombian peso	4,670	6,069	—	—
Euro	6,400	8,382	—	—
U.S. dollar	44,728	1,272	111	—
Strong bolivar	227	637	—	—
Other currency	45,473	7,997	1	1
Total current liabilities	619,880	1,059,887	194,449	582,176
Argentine peso	44,438	42,313	—	—
Brazilian real	15,289	13,417	59	60
Chilean peso	59,656	120,424	54,227	58,766
Colombian peso	18,322	20,514	187	422
Euro	42,884	28,579	8,266	4,521
U.S. dollar	275,400	684,136	131,629	518,353
Strong bolivar	5,488	4,661	—	—
Other currency	158,403	145,843	81	54

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, non-current	625,406	578,393	171,288	754,256	1,088,218	1,366,860
Chilean peso	112,161	122,780	17,186	80,528	—	—
U.S. dollar	513,245	455,613	154,102	673,728	1,088,218	1,366,860
Accounts payable, non-current	474,955	647,880	2,316	641	—	11
Chilean peso	4,938	7,187	2,316	641	—	11
U.S. dollar	468,184	639,204	—	—	—	—
Other currency	1,833	1,489	—	—	—	—
Other provisions, non-current	16,660	11,929	—	—	—	—
Argentine peso	454	410	—	—	—	—
Brazillian real	146	146	—	—	—	—
Chilean peso	36	—	—	—	—	—
Euro	9,999	11,349	—	—	—	—
U.S. dollar	6,025	24	—	—	—	—
Provisions for employees benefits, non-current	822	636	—	—	—	—
U.S. dollar	822	636	—	—	—	—
Total non-current liabilities	1,117,843	1,238,838	173,604	754,897	1,088,218	1,366,871
Argentine peso	454	410	—	—	—	—
Brazilian real	146	146	—	—	—	—
Chilean peso	117,135	129,967	19,502	81,169	—	11
Euro	9,999	11,349	—	—	—	—
U.S. dollar	988,276	1,095,477	154,102	673,728	1,088,218	1,366,860
Other currency	1,833	1,489	—	—	—	—

	As of	As of
General summary of foreign currency:	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Total assets	979,752	1,164,271
Argentine peso	134,079	58,698
Brazilian real	36,832	25,112
Chilean peso	215,672	366,866
Colombian peso	9,885	11,585
Euro	55,191	46,631
U.S. dollar	172,996	231,749
Strong bolivar	68,504	165,278
Other currency	286,593	258,352
Total liabilities	3,193,994	5,002,669
Argentine peso	44,892	42,723
Brazilian real	15,494	13,623
Chilean peso	250,520	390,337
Colombian peso	18,509	20,936
Euro	61,149	44,449
U.S. dollar	2,637,625	4,338,554
Strong bolivar	5,488	4,661
Other currency	160,317	147,386
Net position
Argentine peso	89,187	15,975
Brazilian real	21,338	11,489
Chilean peso	(34,848)	(23,471)
Colombian peso	(8,624)	(9,351)
Euro	(5,958)	2,182
U.S. dollar	(2,464,629)	(4,106,805)
Strong bolivar	63,016	160,617
Other currency	126,276	110,966

(b) Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2014 and 2013, generated a debit of ThUS$ 130,201 and ThUS$ 482,174, respectively. For the period ended December 31, 2012 generated a credit of ThUS$ 66,685.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2014 and 2013, represented a debit of ThUS$ 650,439 and ThUS$ 629,858, respectively. For the period ended December 31, 2012 generated a credit of ThUS$ 19,170.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	December 31,	December 31,
	2014	2013
Argentine peso	8.55	6.52
Brazilian real	2.66	2.36
Chilean peso	606.75	524.61
Colombian peso	2,839.50	1,925.52
Euro	0.82	0.72
Strong bolivar	12.00	6.30
Australian dollar	1.22	1.12
Boliviano	6.86	6.86
Mexican peso	14.74	13.07
New Zealand dollar	1.28	1.22
Peruvian Sol	2.99	2.80
Uruguayan peso	24.25	21.49

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the periods ended
	December 31,
Basic earnings / (loss) per share	2014	2013	2012
Earnings / (loss) attributable to owners of the parent (ThUS$)	(259,985)	(281,114)	(19,076)
Weighted average number of shares, basic	545,547,819	487,930,977	412,267,624
Basic earnings / (loss) per share (US$)	(0.47656)	(0.57613)	(0.04627)

	For the periods ended
	December 31,
Diluted earnings / (loss) per share	2014	2013	2012
Earnings / (loss) attributable to owners of the parent (ThUS$)	(259,985)	(281,114)	(19,076)
Weighted average number of shares, basic	545,547,819	487,930,977	412,267,624

Weighted average number of shares, diluted	545,547,819	487,930,977	412,267,624

Diluted earnings / (loss) per share (US$)	(0.47656)	(0.57613)	(0.04627)

NOTE 30 - CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.	17,100 Plus interests and costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24th , 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29th , 2006.	AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages) ongoing proceedings before the court.	17,100 Plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.

On June 19th, 2014, the Second Division of the Federal Administrative Chamber confirmed the extension of the injunction granted by the Court of 1st Instance in March. On September 18th, 2014 the Court of 1st Instance decided to extend the validity of the injunction until a sentence is reached in the main trial. On December 30th, 2014 the Supreme Court of Justice of the Nation decided to reject the appeal of complaint presented by ORSNA against the granting of the injunction.

Undetermined

(ii) Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$ 9,999. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. We cannot predict the outcome of this appeal process.	On April 14th ,2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.	9,999

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway and the Netherlands.	Cases are in the uncovering evidence stage.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil.	08012.011027/2006-02	Investigation of alleged infringements to competition of cargo airlines, especially fuel surcharge	On the conviction stated over the new administrative appeal, the Administrative Council for Economics Defense (CADE) agreed to reduce the amounts of the fines imposed to ABSA and its executives, as following: (i) ABSA: US$ 12 million; (ii) Norberto Jochmann: ThUS$ 246; (iii) Hernan Merino: ThUS$ 123; (iv) Felipe Meyer: ThUS$ 123. After internal analysis it was decided not to present new administrative appeals in order to try new reductions on the Court before a cancellation request that will be filed in the beginning of 2015, through the guarantee of the previously mentioned amounts.	12,315

Aerolinhas Brasileiras S.A	Federal Justice.	0001872- 58.2014.4.03.6105	Is discussed the collection of court fines and taxes originally imposed and collected through administrative process 10831.005704/2006-43. We obtained adverse decision administratively and are judicially discussing now.	First instance - pending Federal Union statement regarding our request for invalidation of the tax debt.	13,668

LATAM Airlines Group S.A.	Tenth Civil Court of Santiago.	C-32989-2011	Jara and Jara Limited company demanded LATAM Airlines Group S.A. based on the damage they have caused by fraud complaints filed against them in 2008, and were finally dismissed. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	The trial is currently in first instance. LATAM Airlines Group S.A. has requested the abandonment of the procedure. The resolution of this incident is pending.	11,935

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to raise the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by US$ 90 million which is revealed in more detail in Note 20.	111,011

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000087/2009-36	Notice of Violation to the requirement to pay the Social Contribution on Liquid Profit (CSL).	Decisions of first and second administrative instance adverse to the interests of the company. Currently expecting the result on the new appeal filed by the company are expected.	27,270

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS).	Court decision was unfavorable to the interests of the company, which was appealed. At present, pending the trial of the appeal, the Board of Tax Appeals (CARF).	25,070

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938- 14.2013.8.26.0053	Lawsuit filed by the tax authority imputing to TAM the Service Tax on amounts paid to Infraero, according to a change in applicable law.	The application for interlocutory appeal with preliminary injunction was granted, suspending the accrual of tax credits derived from the file infringement n. 66233992, 66234000 and 66234026. On March 10, 2014, the Municipal Government of Sao Paulo presented opposed bill. Currently awaiting trial on the merits of the appeal mentioned.	12,517

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	First instance decision was unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the company on March 15, 2012.	12,069

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	The trial is currently in the Board of Tax Appeals (CARF).	9,709

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company.	10,081

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Tam Linhas Aéreas S.A.	1st Civil Court of the District of Goiânia/GO.	200702435095 (ordinary)	Lawsuit filed by a former TAM sales representative that requires compensation for moral and material damages resulting from the termination of his contract as sales representative.	Currently undergoing liquidation sentencing and pending term expert witness.	8,909

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK- 4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				The process in Colombia is pending resolution of preliminary objections filed by the defendant. The Federal Court ruled on March 26th , 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. Regional One appealed this decision to the Federal Court, and in September 2014 the Court ordered the parties to reconcile, process that is currently underway.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.431129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	Objection was filed on December 12th , 2013. Currently, waiting for the trial of the first administrative instance.	85,706

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th , 2014. Currently awaiting trial.	169,038

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo	4037054-9	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non- payment of tax on the circulation of goods and services relating totelecommunications services ICMS.	An objection protocol was filed. Currently awaiting trial.	9,750

Tam Linhas Aéreas S.A.	Labor Court of Porto Alegre.	0001611- 93.2012.5.04.0013	Civil Action of Ministry of Labor that requires the granting of black shoes, belts and socks for workers who wear uniforms.	Pending the formalization of agreement for the beginning of the concession of shoes to employees. The process will be completed in the coming months.	9,991 Approximate value / estimated

TAM S.A.	Conselho Administrativo de Recursos Fiscais	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	128,125

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498- 37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage.	19,963 Approximate value / estimated

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$
Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037- 67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	Undetermined

Aerolinhas Brasileiras S.A.	Labor Court of Campinas	0011014-52.2014.5.15.0129	Lawsuit filed by the Union of Air Service Workers of Campinas requiring assignment of hazard for ABSA workers.	Process in the initial phase. The amounts committed are being calculated by external auditor.	Undetermined
LATAM Airlines Group S.A.,
Transporte Aéreo S.A., Lan Cargo S.A., Andes Airport Services S.A., Inversiones LAN S.A., Lantours División Servicios Terrestres S.A., Fast Air Almacenes de Carga S.A.	First Labor Court of Santiago.	S-99-2014	Lawsuit filed by the Union of Workers of LAN Airlines S.A. Airport CAMB Pudahuel (Sindicato). Accusation of anti-union practice and declare of a unique employer for labor effects of the defendant.	Judgment on evidence scheduled for January 30th, 2015. In such hearing the trial was finished due to agreement on payment of ThUS$10.	Undetermined

•	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. The Company continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

•	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2014, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

•	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 31 - COMMITMENTS

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

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F, which are guaranteed by the Export—Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At December 31, 2014, the Company is in compliance with all indicators detailed above.

(b) Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
Lessor	Aircraft	December 31, 2014	December 31, 2013
ACS Aircraft Finance Bermuda Ltd. - Aircastle	Boeing 737	—	1
Airbus Financial Services	Airbus A340	—	3
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27613 Inc.	Boeing 767	—	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	1	1

		As of	As of
Lessor	Aircraft	December 31, 2014	December 31, 2013
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
CIT Aerospace International	Boeing 767	—	1
CIT Aerospace International	Airbus A319	—	1
CIT Aerospace International	Airbus A320	2	4
Continuity Air Finance IV B.V	Airbus A319	—	1
Delaware Trust Company, National Association	Bombardier Dhc8-200	5	7
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	6	10
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A330	—	2
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 737	—	1
International Lease Finance Corporation	Boeing 767	1	1
International Lease Finance Corporation	Airbus A320	—	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	—	3
Magix Airlease limited	Airbus A320	2	—
MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
MCAP Europe Limited - Mitsubishi	Boeing 737	—	1
Orix Aviation Systems Limited	Airbus A320	2	3
Pembroke B737-7006 Leasing Limited	Boeing 737	—	2
RBS Aerospace Limited	Airbus A320	6	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	—
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	3
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	2	—
SMBC Aviation Capital Limited	Airbus A321	2	—
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	—
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito Brasilien AB	Airbus A319	—	1
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	4
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	6	7
Wells Fargo Bank Northwest National Association	Airbus A330	5	10
Wells Fargo Bank Northwest National Association	Boeing 787	3	4
Wells Fargo Bank Northwest National Association	Boeing 777	7	3
Wells Fargo Bank Northwest National Association	Boeing 787	3	1
Wilmington Trust Company	Airbus A319	1	1
Yamasa Singapore Pte. Ltd.	Airbus A340	—	1
Zipdell Limited	Airbus A320	1	1

Total		107	128

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
No later than one year	511,624	475,762
Between one and five years	1,202,440	1,101,741
Over five years	441,419	335,019

Total	2,155,483	1,912,522

The minimum lease payments charged to income are the following:

	For the periods ended
	December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Minimum operating lease payments	521,384	441,077	310,496

Total	521,384	441,077	310,496

In the first quarter of 2013, returned an Airbus A320-200, while during the second quarter of 2013 two Airbus A319-100, one Airbus A320-200 and one Bombardier Dhc8-200 were returned as their leasing contracts had ended. During June 2013 the contracts system applied to ten Airbus A330-200 aircraft were changed from financial leasing to operative leasing, with each aircraft being leased for a period of forty months. During the third quarter of 2013, two Airbus A320-200 aircraft were leased for a period of 8 years each, one Boeing 787-800 aircraft was leased for a period of 12 years and two Boeing 777-300ER aircraft were leased for a period of 5 years each. Moreover, one Airbus A320-200, two Boeing 767-300ER aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, during July of 2013 two Bombardier Dhc8-200 aircraft were acquired on leasing. In the fourth quarter of 2013, three Airbus A320-200 aircraft were leased for a period of eight years each, one Boeing 787-800 aircraft was leased for a period of twelve years. Moreover, two Airbus A320-200, one Airbus A319-100, one Airbus A340-300 and one Boeing 737-700 aircraft were returned.

During the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each.

During the second quarter of 2014, were added one Airbus A320-200 aircraft and one Boeing 787-800 aircraft by leasing them for a period of 8 and 12 years, respectively. For other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned.

In the third quarter of 2014, were added one Airbus A320-200 aircraft and one Boeing 787-800 aircraft by leasing them for a period of 8 and 12 years, respectively. For other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned.

In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. For other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

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

At December 31, 2014 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
AFS Investments 48 LLC.	Lan Cargo S.A.	Two letter of credit	3,500	Apr 25, 2015
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Six letter of credit	23,456	Jun 30, 2015
GE Capital Aviation Services Limited	Lan Cargo S.A.	Three letter of credit	10,435	Jun 30, 2015
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 13, 2015
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2015
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
Wells Fargo Bank Northwest, National Association	Lan Cargo S.A.	Four letter of credit	10,060	Apr 25, 2015
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	One letter of credit	19,580	Apr 13, 2015
Cit Aerospace International	Tam Linhas Aéreas S.A.	Five letter of credit	22,995	Jan 5, 2015
MACQUARIE	Tam Linhas Aéreas S.A.	Three letter of credit	2,124	May 4, 2015
Royal Bank Of scotland Aerospace	Tam Linhas Aéreas S.A.	One letter of credit	8,939	Jul 13, 2015
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	Two letter of credit	18,532	Feb 23, 2015
Wells Fargo Bank Northwest, National Association	Tam Linhas Aéreas S.A.	Two letter of credit	6,000	Mar 28, 2015
Wilmington	Tam Linhas Aéreas S.A.	One letter of credit	5,738	Jan 31, 2015

			144,314

(c) Other commitments

At December 31, 2014 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,373	Nov 15, 2015
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2015
BBVA	LATAM Airlines Group S.A.	One letter of credit	24,315	Aug 3, 2015
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	6,825	Dec 20, 2015
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	10,254	Feb 11, 2015
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Mar 31, 2015
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Sixty seven letter of credit	17,703	Jan 31, 2015
Dirección Nacional de Aduanas	LATAM Airlines Group S.A.	Three letter of credit	1,210	Jun 28, 2015
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2015
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letter of credit	1,675	May 31, 2015
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	28,000	May 20, 2015
Washington International Insurance	LATAM Airlines Group S.A.	Two letter of credit	2,100	Apr 5, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Four letter of credit	5,160	Mar 13, 2015
Westpac Banking Corporation	LATAM Airlines Group S.A.	One letter of credit	1,046	Apr 4, 2015
6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A. (Pantanal)	Two insurance policies guarantee	28,522	Jan 4, 2016
8 Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A. (Pantanal)	One insurance policies guarantee	13,834	Apr 12, 2015
Fundação de Proteção e Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,651	May 16, 2016
Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	2,943	Mar 29, 2016
Vara De Execuções Fiscais Estaduais de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	13,839	Apr 16, 2015

			210,090

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a) Details of transactions with related parties as follows:

		Nature of relationship with	Country	Explanation of other information about	Nature of related parties		Transaction amount with related parties As of December 31,
Tax No.	Related party	related parties	of origin	related parties	transactions	Currency	2014	2013	2012
							ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde
	Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	31	17	11
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor	CLP	209	253	411
					Services received	CLP	(785)	(1,186)	(1,101)
					Services received	US$	(743)	(1,146)	(803)
78.591.370-1	Bethia S.A and subsidiaries	Other related parties	Chile	Investments	Leases as lessor	CLP	(3)	(6)	741
					Revenue from services provided	CLP	7	2,726	897
					Services received	CLP	(1,156)	(883)	(786)
					Settlement of Property plant and equipment (1)	CLP	—	14,217	14,217
					Commitments made on behalf of the entity	CLP	—	(84)	3
79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	26	17	—
					Services received	CLP	(70)	(142)	(279)
					Commitments made on behalf of the entity	CLP	—	(84)	—
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	155	231	243
96.812.280-0	San Alberto S.A. and subsidiaries	Other related parties	Chile	Investements	Services received	US$	—	—	(29)
65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided Services received	CLP CLP	9 (11)	10 (11)	13 (13)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided	ARS	12	9	—
					Leases as lessor	US$	(334)	(358)	—
					Leases as lesse	US$	—	—	(442)
					Liabilities settlement on behalf of the entity for the related party	US$	—	—	11
Foreign	Made In Everywhere
Foreign	Repr. Com. Distr. Ltda.	Other related parties	Brazil	Transport	Services received	BRL	(2)	—	(211)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Revenue from services provided	BRL	—	485	306
					Services received	BRL	(12)	—	—
					Commitments made on behalf of the entity	BRL	—	(17)	3
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	(119)	(499)	419
Foreign	Jochmann Paticipacoes Ltda.	Other related parties	Brazil	Transport	Services received	BRL	—	(27)	—
Foreign	Tadef-Transporte Administração e Participação Ltda.	Other related parties	Brazil	Transport	Services received	US$	—	—	(18)

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

(b) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the periods ended
	December 31,
	2014	2013	2012
	ThUS$	ThUS$	ThUS$
Remuneration	19,507	15,148	15,146
Management fees	1,213	368	653
Non-monetary benefits	990	565	395
Short-term benefits	—	22,400	5,060
Share-based payments	16,086	17,709	1,412

Total	37,796	56,190	22,666

NOTE 33 - SHARE-BASED PAYMENTS

(a) Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1) Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period
30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number
of share
options
Share options in agreements of share- based payments, as of January 1, 2013	—
Share options granted	4,497,000

Share options in agreements of share- based payments, as of December 31, 2013	4,497,000

Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)

Share options in agreements of share- based payments, as of December 31, 2014	4,202,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to September 2014 corresponds to ThUS$ 15,895 (ThUS$ 17,200 at December 31, 2013).

The input data of option pricing model used for share options granted are as follows:

	Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
	share price		price		volatility	option	expected	interest
As of December 31, 2013	US$	23.55	US$	24.97	61.52%	3.6 years	0%	0.00550
As of December 31, 2014	US$	15.47	US$	18.29	34.74%	3.6 years	0%	0.00696

(a.2) Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. Regard to this compensation plan, not exist yet a defined date for implementation. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period
100%	From November 15, 2017 and until June 11, 2018.

(b) Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2014, which amounted to 96,675 shares and 637,400 shares, respectively.

TAM Linhas Aéreas S.A.

Description	4th Grant	Total
Date	05-28-2010

Outstanding option number	96,675	96,675

Multiplus S.A.

Description	1st Grant	3rd Grant	4th Grant	4nd Extraordinary Grant	Total
Date	10-04-2010	04-16-2012	10-04-2010	11-20-2013

Outstanding option number	7,760	129,371	294,694	205,575	637,400

The Options of TAM Linhas Aéreas S.A., under the plan's terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

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

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares	Number of shares
Company	Accrued options	Non accrued options
TAM Linhas Aéreas S.A.	—	96,675
Multiplus S.A.	—	637,400

In accordance with IFRS 2—Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. Not exist value recorded in liabilities at December 31, 2014 and in income ThUS$ 191 (at December 31, 2013 the amount recognized in liabilities was ThUS$ 1,493 and ThUS$ 509 in incomes).

NOTE 34 - THE ENVIRONMENT

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

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is based on the following objectives:

•	Minimize the impact of its operations by using a modern fleet, efficient operational management and continuous incorporation of new technologies.

•	Promote the efficient use of resources and minimization of waste in all processes.

•	Manage responsibly our carbon footprint by measuring, monitoring and reducing emissions.

•	Promote the development and use of alternative energy more efficient and less environmental impact.

For 2014, we have established four priority areas of work to develop:

1.	Advance in the implementation of an Environmental Management System;

2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;

3.	Development of environmental projects based on renewable energy.

4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during the first half of the year, we have worked in the following initiatives:

•	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago, Miami (USA) y San Carlos (Brasil). In addition to continuing with the process of certification of IATA Environmental Assestment (IEnvA).

•	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.

•	The preparation of the first report supporting environmental management of the Company.

•	Measurement and external verification of the Corporate Carbon Footprint.

As achievement this year, LATAM Airlines Group was selected in the Dow Jones Sustainability index, in global category, emerging as a leader in the global aviation industry its strategy on Climate Change and its efficient operation (Eco-Efficiency).

At December 31, 2014 the Environment Management has spent US$370,159 (US$ 478,445 at December 31, 2013 and US$ 526,074 at December 31, 2012).

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to the closing date of the annual financial statements, at December 31, 2014, has occurred an important variation in the exchange rate R$/US$, from R$ 2.66 per US$ to R$ 3.27 per US$ at March 17, 2015, which represents a 23% depreciation of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2014, have been approved by the Board of Director’s in an extraordinary meeting held on March 17, 2015.

NOTE 36 - CONSOLIDATION SCHEDULE

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

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	628,367	47	398	44,326	289,244	27,014	989,396
Other financial assets	135,336	1,951	—	85,376	531,958	(104,220)	650,401
Other non-financial assets	53,427	1,055	—	129,562	88,297	(24,470)	247,871
Trade and other accounts receivable	456,624	5,732	—	562,040	360,236	(5,795)	1,378,837
Accounts receivable from related entities	184,626	1,506	—	226,225	1,140,972	(1,553,021)	308
Inventories	153,891	—	—	105,315	6,833	—	266,039
Tax assets	20,866	12,368	—	26,660	45,839	(5,025)	100,708

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,633,137	22,659	398	1,179,504	2,463,379	(1,665,517)	3,633,560

Non-current assets and disposal groups held for sale	—	—	—	407	657	—	1,064

Total current assets	1,633,137	22,659	398	1,179,911	2,464,036	(1,665,517)	3,634,624

Non-current assets
Other financial assets	48,805	—	—	34,366	1,815	—	84,986
Other non-financial assets	121,231	788	—	157,853	51,570	11,371	342,813
Accounts receivable	3,257	—	—	5,761	21,447	—	30,465
Accounts receivable from related parties	479,784	70	389,378	65,328	1,458,330	(2,392,890)	—
Equity accounted investments	1,581,526	642,053	—	285,731	423,627	(2,932,937)	—
Intangible assets other than goodwill	91,638	14,405	—	1,277,534	449,470	47,032	1,880,079
Goodwill	3,207,664	47,032	—	—	102,861	(44,156)	3,313,401
Property, plant and equipment	8,363,122	34	—	1,351,003	809,316	249,601	10,773,076
Current tax assets, long term portion	—	—	—	—	17,663	—	17,663
Deferred tax assets	—	30,875	—	366,596	97,080	(87,228)	407,323

Total non-current assets	13,897,027	735,257	389,378	3,544,172	3,433,179	(5,149,207)	16,849,806

Total assets	15,530,164	757,916	389,776	4,724,083	5,897,215	(6,814,724)	20,484,430

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,290,302	—	3,319	205,763	125,231	—	1,624,615
Trade and other accounts payable	463,643	397	—	534,957	491,646	(1,247)	1,489,396
Accounts payable to related parties	452,756	279	—	104,380	991,944	(1,549,324)	35
Other provisions	32	—	—	11,017	1,362	—	12,411
Tax liabilities	11,934	—	—	51	10,979	(5,075)	17,889
Other non-financial liabilities	1,272,521	6,764	—	798,087	634,319	(26,305)	2,685,386

Total current liabilities	3,491,188	7,440	3,319	1,654,255	2,255,481	(1,581,951)	5,829,732

Non-current liabilities
Other financial liabilities	5,242,620	—	299,098	668,084	1,179,210	—	7,389,012
Accounts payable	37,582	—	—	492,519	78,015	(30,662)	577,454
Accounts payable to related parties	1,139,256	36,742	69,051	293,232	856,727	(2,395,008)	—
Provision for losses on investments	423,358	—	—	—	20,524	(443,846)	36
Other provisions	14,225	108	—	660,336	28,435	—	703,104
Deferred tax liabilities	452,374	14,405	—	352,711	228,058	4,346	1,051,894
Employee benefits	32,665	—	—	—	25,459	15,978	74,102
Other non-financial liabilities	295,000	—	—	60,379	22	—	355,401

Total non-current liabilities	7,637,080	51,255	368,149	2,527,261	2,416,450	(2,849,192)	10,151,003

Total liabilities	11,128,268	58,695	371,468	4,181,516	4,671,931	(4,431,143)	15,980,735
Equity
Share capital	2,545,705	1,895,913	163,359	2,008,303	847,890	(4,915,465)	2,545,705
Retained earnings	536,190	(1,651,990)	(145,051)	(1,285,733)	(275,294)	3,358,068	536,190
Share premium	—	28,216	—	—	457,897	(486,113)	—
Treasury shares	(178)	—	—	—	—	—	(178)
Other reserves	1,320,179	427,082	—	(180,003)	194,791	(441,870)	1,320,179

Parent’s ownership interest	4,401,896	699,221	18,308	542,567	1,225,284	(2,485,380)	4,401,896
Non-controlling interest	—	—	—	—	—	101,799	101,799

Total non-current liabilities	4,401,896	699,221	18,308	542,567	1,225,284	(2,383,581)	4,503,695

Total liabilities	15,530,164	757,916	389,776	4,724,083	5,897,215	(6,814,724)	20,484,4310

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
1Assets
Current assets
Cash and cash equivalents	1,368,719	108	88	122,104	325,719	168,165	1,984,903
Other financial assets	106,020	2,179	—	198,268	1,283,402	(879,925)	709,944
Other non-financial assets	48,556	189	—	165,578	54,547	66,747	335,617
Trade and other accounts receivable	437,232	6,468	—	859,524	357,886	(28,016)	1,633,094
Accounts receivable from related entities	301,283	1,708	—	237,480	1,112,530	(1,652,373)	628
Inventories	124,877	—	—	97,885	8,266	—	231,028
Tax assets	14,017	13,989	—	60,013	77,512	(83,641)	81,890

Total current assets other than non-current assets (or disposal groups) classified as held for sale	2,400,704	24,641	88	1,740,852	3,219,862	(2,409,043)	4,977,104

Non-current assets and disposal groups held for sale	16	—	—	1,772	657	—	2,445

Total current assets	2,400,720	24,641	88	1,742,624	3,220,519	(2,409,043)	4,979,549

Non-current assets
Other financial assets	15,533	—	—	45,559	4,197	—	65,289
Other non-financial assets	70,574	477	—	147,837	6,714	46,674	272,276
Accounts receivable	5,510	—	—	5,863	89,402	—	100,775
Accounts receivable from related parties	336,204	78	388,871	113,631	1,646,732	(2,485,516)	—
Equity accounted investments	1,324,427	411,955	—	327,043	595,829	(2,652,658)	6,596
Intangible assets other than goodwill	91,124	16,333	—	1,439,241	493,282	53,328	2,093,308
Goodwill	3,602,159	53,328	—	—	122,571	(50,453)	3,727,605
Property, plant and equipment	7,599,227	44	—	2,661,177	629,873	92,465	10,982,786
Current tax assets, long term portion	—	—	—	—	46,367	(46,367)	—
Deferred tax assets	—	34,074	—	421,554	140,030	(192,696)	402,962

Total non-current assets	13,044,758	516,289	388,871	5,161,905	3,774,997	(5,235,223)	17,651,597

Total assets	15,445,478	540,930	388,959	6,904,529	6,995,516	(7,644,266)	22,631,146

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,101,396	—	3,318	819,320	115,753	—	2,039,787
Trade and other accounts payable	319,004	3,898	—	724,311	546,130	(35,607)	1,557,736
Accounts payable to related parties	387,543	305	—	289,053	974,140	(1,650,536)	505
Other provisions	6,807	—	—	19,664	1,385	—	27,856
Tax liabilities	3,939	6,680	—	52,402	31,559	(82,997)	11,583
Other non-financial liabilities	1,249,124	369	—	894,099	673,173	54,875	2,871,640

Total current liabilities	3,067,813	11,252	3,318	2,798,849	2,342,140	(1,714,265)	6,509,107

Non-current liabilities
Other financial liabilities	5,039,852	—	298,422	1,408,863	1,112,848	—	7,859,985
Accounts payable	46,647	—	—	816,898	81,089	(21,747)	922,887
Accounts payable to related parties	1,306,254	85,202	57,608	294,758	743,271	(2,487,093)	—
Provision for losses on investments	246,981	—	—	—	21,414	(268,359)	36
Other provisions	15,529	123	—	1,017,362	89,197	—	1,122,211
Deferred tax liabilities	471,308	16,333	—	205,397	230,911	(156,721)	767,228
Employee benefits	12,273	—	—	—	15,276	18,117	45,666
Other non-financial liabilities	—	—	—	77,317	250	—	77,567

Total non-current liabilities	7,138,844	101,658	356,030	3,820,595	2,294,256	(2,915,803)	10,795,580

Total liabilities	10,206,657	112,910	359,348	6,619,444	4,636,396	(4,630,068)	17,304,687
Equity
Share capital	2,389,384	1,901,275	185,228	1,979,282	1,458,941	(5,524,726)	2,389,384
Retained earnings	795,303	(2,019,778)	(155,617)	(1,836,203)	120,241	3,891,357	795,303
Share premium	—	31,993	—	—	432,880	(464,873)	—
Treasury shares	(178)	—	—	—	—	—	(178)
Other reserves	2,054,312	514,530	—	142,006	347,058	(1,003,594)	2,054,312

Parent’s ownership interest	5,238,821	428,020	29,611	285,085	2,359,120	(3,101,836)	5,238,821
Non-controlling interest	—	—	—	—	—	87,638	87,638

Total non-current liabilities	5,238,821	428,020	29,611	285,085	2,359,120	(3,014,198)	5,326,459

Total liabilities	15,445,478	540,930	388,959	6,904,529	6,995,516	(7,644,266)	22,631,146

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	3,055,416	—	—	6,391,949	3,564,135	(917,999)	12,093,501
Cost of sales	(3,075,475)	(408)	—	(5,202,839)	(3,450,252)	2,104,473	(9,624,501)

Gross margin	(20,059)	(408)	—	1,189,110	113,883	1,186,474	2,469,000

Other income	1,014,024	—	—	20,891	1,253,142	(1,910,412)	377,645
Distribution costs	(318,825)	—	—	(397,445)	(365,581)	124,779	(957,072)
Administrative expenses	(350,817)	(3,423)	—	(452,014)	(850,026)	675,620	(980,660)
Other expenses	(197,055)	(1,126)	(9)	(110,890)	(122,798)	30,857	(401,021)
Other gains/(losses)	(71,175)	(170)	—	24,828	(122,589)	202,630	33,524

Gains (losses) from operating activities	56,093	(5,127)	(9)	274,480	(93,969)	309,948	541,416

Financial income	6,353	(732)	13,789	46,414	134,249	(109,573)	90,500
Financial costs	(297,138)	(581)	(25,083)	(156,890)	(106,994)	156,652	(430,034)
Equity accounted investments	86,715	179,647	—	(7,530)	(4,280)	(261,007)	(6,455)
Revenue and losses from associated companies	—	—	—	—	—	—	—
Exchange differences	(88,909)	339	2,198	(81,447)	35,754	1,864	(130,201)
Resut for readjustable units	—	—	—	—	7	—	7

Income / (loss) before taxes	(236,886)	173,546	(9,105)	75,027	(35,233)	97,884	65,233
Income tax expense / benefit	(23,099)	1,140	—	(33,461)	(105,194)	(131,790)	(292,404)

NET INCOME / (LOSS) FOR THE YEAR	(259,985)	174,686	(9,105)	41,566	(140,427)	(33,906)	(227,171)
Income / (loss) attributable to owners of the parent	(259,985)	174,686	(9,105)	41,566	(140,427)	(66,720)	(259,985)
Income / (loss) attributable to non-controlling	—	—	—	—	—	32,814	32,814

NET INCOME / (LOSS)	(259,985)	174,686	(9,105)	41,566	(140,427)	(33,906)	(227,171)

Total comprehensive income / (loss)	(980,697)	93,514	(9,105)	101,097	(269,379)	70,947	(993,623)

Comprehensive income /(loss) attributable to owners of the parent	(980,697)	93,514	(9,105)	101,097	(269,379)	83,874	(980,696)
Comprehensive income /(loss) attributable to non-controlling interest		—	—	—	—	(12,927)	(12,927)

Total comprehensive income / (loss)	(980,697)	93,514	(9,105)	101,097	(269,379)	70,947	(993,623)

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	3,293,992	—	—	6,608,718	3,853,047	(831,220)	12,924,537
Cost of sales	(2,945,869)	(3,957)	—	(5,370,821)	(3,493,775)	1,760,258	(10,054,164)

Gross margin	348,123	(3,957)	—	1,237,897	359,272	929,038	2,870,373

Other income	900,146	—	—	41,769	1,249,990	(1,850,340)	341,565
Distribution costs	(328,116)	—	—	(438,251)	(389,931)	130,402	(1,025,896)
Administrative expenses	(297,140)	(19,015)	—	(605,346)	(917,953)	703,339	(1,136,115)
Other expenses	(173,866)	(7,634)	(27)	(93,314)	(142,092)	8,230	(408,703)
Other gains/(losses)	(42,122)	(1,216)	—	(180,872)	(21,810)	190,610	(55,410)

Gains (losses) from operating activities	407,025	(31,822)	(27)	(38,117)	137,476	111,279	585,814

Financial income	1,966	1,668	7,150	38,284	91,106	(67,346)	72,828
Financial costs	(243,084)	(449)	(23,409)	(142,500)	(118,613)	65,531	(462,524)
Equity accounted investments	(358,929)	(430,613)	—	48,226	—	741,316	—
Revenue and losses from associated companies	(8,229)	—	—	—	(3,599)	13,782	1,954
Exchange differences	(56,159)	88	(5,006)	(421,117)	19	1	(482,174)
Resut for readjustable units	21	—	—	—	193	—	214

Income / (loss) before taxes	(257,389)	(461,128)	(21,292)	(515,224)	106,582	864,563	(283,888)
Income tax expense / benefit	(23,725)	2,689	—	105,903	(35,786)	(29,012)	20,069

NET INCOME/ (LOSS) FOR THE YEAR	(281,114)	(458,439)	(21,292)	(409,321)	70,796	835,551	(263,819)
Income / (loss) attributable to owners of the parent	(281,114)	(458,439)	(21,292)	(409,321)	70,796	818,256	(281,114)
Income / (loss) attributable to non-controlling	—	—	—	—	—	17,295	17,295

NET INCOME (LOSS)	(281,114)	(458,439)	(21,292)	(409,321)	70,796	835,551	(263,819)

Total comprehensive income / (loss)	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	863,809	(784,856)

Comprehensive income / (loss) attributable to owners of the parent	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	880,208	(768,457)
Comprehensive income / (loss) attributable to non-controlling interest		—	—	—	—	(16,399)	(16,399)

Total comprehensive income / (loss)	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	863,809	(784,856)

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	3,209,219	—	—	3,539,002	3,592,188	(630,037)	9,710,372
Cost of sales	(2,767,417)	14	—	(2,967,003)	(3,138,077)	1,238,030	(7,634,453)

Gross margin	441,802	14	—	571,999	454,111	607,993	2,075,919

Other income	654,901	—	—	18,560	621,300	(1,074,605)	220,156
Distribution costs	(345,730)	—	—	(221,468)	(338,137)	101,716	(803,619)
Administrative expenses	(266,781)	(26,300)	—	(412,278)	(595,504)	412,209	(888,654)
Other expenses	(85,788)	(1,095)	(3)	(46,967)	(126,532)	(51,368)	(311,753)
Other gains/(losses)	(27,026)	9	—	9,938	(32,713)	3,961	(45,831)

Gains (losses) from operating activities	371,378	(27,372)	(3)	(80,216)	(17,475)	(94)	246,218

Financial income	16,144	1,939	510	34,977	34,258	(10,339)	77,489
Financial costs	(128,586)	(245)	(11,401)	(88,609)	(76,522)	10,765	(294,598)
Equity accounted investments	(177,545)	(67,312)	—	22,719	—	222,138	—
Revenue and losses from associated companies	972	—	—	—	—	—	972
Exchange differences	11,233	—	(1,259)	50,671	6,040	—	66,685
Resut for readjustable units	15	—	—	—	294	(331)	(22)

Income / (loss) before taxes	93,611	(92,990)	(12,153)	(60,458)	(53,405)	222,045	96,744
Income tax expense / benefit	(112,687)	17,796	—	5,299	(12,794)	—	(102,386)

NET INCOME FOR THE YEAR	(19,076)	(75,194)	(12,153)	(55,159)	(66,199)	222,045	(5,642)
Income / (loss) attributable to owners of the parent	(19,076)	(75,194)	(12,153)	(55,159)	(66,199)	208,705	(19,076)
Income / (loss) attributable to non-controlling	—	—	—	—	—	13,434	13,434

NET INCOME / (LOSS)	(19,076)	(75,194)	(12,153)	(55,159)	(66,199)	222,139	(5,642)

Total comprehensive income / (loss)	(2,359)	(87,172)	(12,154)	(61,166)	(68,590)	237,102	5,661

Comprehensive income /(loss) attributable to owners of the parent	(2,359)	(87,172)	(12,154)	(61,166)	(68,590)	229,082	(2,359)
Comprehensive income /(loss) attributable to non-controlling interest	—	—	—	—	—	8,020	8,020

Total comprehensive income / (loss)	(2,359)	(87,172)	(12,154)	(61,166)	(68,590)	237,102	5,661

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,959,058	(45,594)	—	6,147,010	6,256,083	(4,948,719)	13,367,838
Other receipts from operating activities	89,995	—	—	—	7,063	(127)	96,931
Payments to suppliers for the supply of goods and services	(4,221,845)	(3,328)	—	(4,715,944)	(5,348,418)	5,466,528	(8,823,007)
Payments to and on behalf of employees	(461,680)	(2,857)	—	(1,225,709)	(703,860)	(39,546)	(2,433,652)
Other payments for operating activities	(150,833)	—	—	6,791	(48,934)	(335,238)	(528,214)
Dividends paid	—	—	—	—	—	—	—
Dividends received	—	—	—	—	—	—	—
Interest paid	—	—	(19,672)	—	—	19,672	—
Interest received	8,980	—	13,789	—	27,785	(38,965)	11,589
Income taxes refunded (paid)	(6,909)	(5,058)	—	614	(84,254)	(12,782)	(108,389)
Other inflows (outflows) of cash	(126,540)	4,327	(9)	15,146	(5,507)	(139,074)	(251,657)

Net cash flows from operating activities	1,090,226	(52,510)	(5,892)	227,908	99,958	(28,251)	1,331,439

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	3,024	(3,024)	—
Cash flows used to obtain control of subsidiaries or other businesses	(250,350)	(118,120)	—	33,782	(154,930)	490,136	518
Cash flows used in the purchase of non-controlling	—	—	—	—	—	—	—
Other cash receipts from sales of equity or debt instruments of other entities	—	228	—	80,405	342,908	100,829	524,370
Other payments to acquire equity or debt instruments of other entities	(36,477)	—	—	—	(138,920)	(299,259)	(474,656)
Loans to related parties	(126,630)	—	12,948	—	(55,146)	168,828	—
Proceeds from sale of property, plant and equipment	—	—	—	186,015	562,272	(184,021)	564,266
Purchases of property, plant and equipment	(1,269,024)	—	—	(255,636)	(224,816)	309,031	(1,440,445)
Amounts raised from sale of intangible assets	—	8,224	—	—	—	(8,224)	—
Purchases of intangible assets	—	—	—	(30,933)	(23,831)	(995)	(55,759)
Proceeds from other long-term assets	—	—	—	—	—	—	—
Other cash receipts from related parties	—	—	—	(75,082)	22,380	52,702	—
Income taxes refunded (paid)	—	—	—	—	—	—	—
Dividends received	9,685	—	—	—	752	(10,437)	—
Other inflows (outflows) of cash	—	—	—	(397)	(15,527)	(1,475)	(17,399)

Net cash flows from investing activities	(1,672,796)	(109,668)	12,948	(61,846)	318,166	614,091	(899,105)

Cash flows from (used in) financing activities
Proceeds from issue of shares	156,321	219,110	—	262,702	156,402	(638,214)	156,321
Payments to acquire or redeem the entity’s shares	—	—	—	—	—	4,661	4,661
Proceeds from long term loans	706,661	4,162	—	89,598	336,159	(93,760)	1,042,820
Proceeds from short term loans	597,000	—	—	84,944	6,151	(84,944)	603,151
Loans from related parties	—	—	—	—	169,746	(169,746)	—
Repayment of loans	(1,147,651)	—	—	(419,887)	(706,576)	(41,006)	(2,315,120)
Payments of finance lease liabilities	(131,484)	—	—	(181,779)	(56,262)	(24,606)	(394,131)
Repayment of loans to related parties	(9,310)	—	—	—	(3,483)	12,793	—
Dividends Paid	—	—	—	—	(13,983)	(21,379)	(35,362)
Interest paid	(246,598)	(581)	(4,807)	(49,536)	(168,938)	101,671	(368,789)
Other inflows (outflows) of cash	(37,641)	—	—	—	—	23,864	(13,777)

Net cash flows from (used in) financing activities	(112,702)	222,691	(4,807)	(213,958)	(280,784)	(930,666)	(1,320,226)

Net increase (decrease) in , cash and cash equivalents before effect of exchange rate	(695,272)	60,513	2,249	(47,896)	137,340	(344,826)	(887,892)
Effects of variation in the exchange rate on cash and cash equivalents	(45,080)	(60,573)	(1,941)	(29,882)	(173,817)	203,678	(107,615)

Net increase (decrease) in cash and cash equivalents	(740,352)	(60)	308	(77,778)	(36,477)	(141,148)	(995,507)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,368,719	103	89	122,104	325,718	168,170	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	628,367	43	397	44,326	289,241	27,022	989,396

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,975,782	—	—	6,242,979	6,031,715	(4,844,201)	13,406,275
Other receipts from operating activities	12,067	—	—	—	2,918	(10,347)	4,638
Payments to suppliers for the supply of goods and services	(4,291,945)	(20,795)	(377)	(4,664,071)	(4,417,013)	3,823,478	(9,570,723)
Payments to and on behalf of employees	(423,688)	(1,332)	—	(1,572,939)	(1,340,071)	932,715	(2,405,315)
Other payments for operating activities	—	—	—	—	(64,025)	32,810	(31,215)
Dividends paid	—	—	—	—	(800)	800	—
Dividends received	—	70,950	—	—	—	(70,950)	—
Interest paid	—	—	(19,950)	—	—	19,950	—
Interest received	8,621	—	—	52,878	83,964	(134,153)	11,310
Income taxes refunded (paid)	(11,558)	4,256	—	40,393	(94,185)	(21,939)	(83,033)
Other inflows (outflows) of cash	38,011	(7,539)	(27)	(24,540)	16,575	54,281	76,761

Net cash flows from operating activities	1,307,290	45,540	(20,354)	74,700	219,078	(217,556)	1,408,698

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	200	(200)	—
Cash flows used to obtain control of subsidiaries or other businesses	(1,650,000)	(1,644,953)	—	(616,911)	(182,531)	4,088,878	(5,517)
Cash flows used in the purchase of non-controlling	—	—	—	—	—	(497)	(497)
Other cash receipts from sales of equity or debt instruments of other entities	—	409	—	(208,776)	(51,409)	530,261	270,485
Other payments to acquire equity or debt instruments of other entities	—	—	—	(29,101)	(93,526)	(318,174)	(440,801)
Loans to related parties	(288,957)	—	(218,026)	—	(86,282)	593,265	—
Proceeds from sale of property, plant and equipment	6,281	—	—	—	189,445	29,470	225,196
Purchases of property, plant and equipment	(1,523,440)	—	—	(68,471)	109,632	100,493	(1,381,786)
Amounts raised from sale of intangible assets	(12,539)	—	—	(20,529)	(14,021)	3,605	(43,484)
Proceeds from other long-term assets	—	—	—	—	14,999	7,145	22,144
Other cash receipts from related parties	—	—	—	(269,622)	30,260	239,362	—
Income taxes refunded (paid)	—	—	—	—	(77,902)	77,902	—
Other inflows (outflows) of cash	—	—	—	61,188	18,435	(4,175)	75,448

Net cash flows from investing activities	(3,468,655)	(1,644,544)	(218,026)	(1,152,222)	(142,700)	5,347,335	(1,278,812)

Cash flows from (used in) financing activities
Proceeds from issue of shares	888,570	1,650,000	185,190	1,577,613	182,897	(3,595,321)	888,949
Payments to acquire or redeem the entity’s shares	—	(900)	—	—	(200)	1,100	—
Proceeds from term loans	1,924,260	—	—	114,768	65,815	(61,325)	2,043,518
Proceeds from short term loans	963,800	—	—	145,285	51,984	(59,910)	1,101,159
Loans from related parties	1,134,875	—	—	—	315,183	(1,450,058)	—
Repayment of loans	(1,223,409)	—	—	(330,584)	(332,092)	(65,928)	(1,952,013)
Payments of finance lease liabilities	(83,088)	—	—	(281,648)	(41,234)	(17,135)	(423,105)
Repayment of loans to related parties	(87,679)	—	54,594	—	(21,874)	54,959	—
Dividends Paid	(3,288)	—	—	—	(1,053)	(25,353)	(29,694)
Interest paid	(164,186)	—	(2,294)	(329,617)	(116,762)	251,853	(361,006)
Other inflows (outflows) of cash	(51,701)	—	—	—	(59,400)	49,088	(62,013)

Net cash flows from (used in) financing activities	3,298,154	1,649,100	237,490	895,817	43,264	(4,918,030)	1,205,795

Net increase (decrease) in , cash and cash equivalents before effect of exchange rate	1,136,789	50,096	(890)	(181,705)	119,642	211,749	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents	—	(50,061)	(2,819)	137,052	50,398	(135,607)	(1,041)

Net increase (decrease) in cash and cash equivalents	1,136,789	35	(3,709)	(44,653)	170,040	76,142	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	231,930	73	3,797	166,755	169,675	78,037	650,263

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,368,719	108	88	122,102	339,715	154,179	1,984,903

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A. (parent company and guarantor)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,104,044	—	—	3,820,407	5,145,942	(3,811,920)	10,258,473
Other receipts from operating activities	60,484	—	—	—	7,615	(10,336)	57,763
Payments to suppliers for the supply of goods and services	(3,998,995)	(53,113)	—	(2,517,274)	(4,389,390)	3,804,907	(7,153,865)
Payments to and on behalf of employees	(407,991)	(5,720)	—	(798,466)	(726,623)	31	(1,938,769)
Other payments for operating activities	—	—	—	—	(29,732)	10,407	(19,325)
Interest paid	(2,371)	—	(10,969)	—	(907)	14,247	—
Interest received	11,772	1,953	—	6,812	25,856	6,593	52,986
Income taxes refunded (paid)	(3,641)	2,360	—	61,564	(46,268)	(17,033)	(3,018)
Other inflows (outflows) of cash	19,823	7,171	(4)	(76,384)	(17,303)	16,264	(50,433)

Net cash flows from operating activities	783,125	(47,349)	(10,973)	496,659	(30,810)	13,160	1,203,812

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	400	(400)	—
Cash flows used to obtain control of subsidiaries or other businesses	—	—	—	—	(176,238)	173,015	(3,223)
Cash flows used in the purchase of non-controlling	—	—	—	—	(89)	89
Other cash receipts from sales of equity or debt instruments of other entities	30,928	153,179	—	132,738	69,533	1	386,379
Loans to related parties	(234,535)	—	—	(55,000)	(50,701)	340,236	—
Proceeds from sale of property, plant and equipment	29,134	—	—	23,035	21,237	24	73,429
Purchases of property, plant and equipment	(2,310,381)	(2,916)	—	(97,905)	16,081	5,757	(2,389,364)
Purchases of intangible assets	(25,275)	—	—	(22,034)	(11,857)	—	(59,166)
Proceeds from other long-term assets	13,940	—	—	—	24,095	—	38,035
Cash receipts from futures contracts, forward, options and swap	—	—	—	606	—	(606)	—
Proceeds from related parties	65,969	—	—	—	33,611	(99,580)	—
Dividends received	34,848	114,433	—	—	8,742	(157,672)	351
Interest received	6,031	—	—	—	20,368	(26,399)	—
Other inflows (outflows) of cash	—	—	—	(69,761)	507	96,397	27,143

Net cash flows from investing activities	(2,389,341)	264,696	—	(88,321)	(44,311)	330,862	(1,926,416)
Cash flows from (used in) financing activities
Proceeds from issue of shares	79,212	—	—	—	192,406	(188,106)	83,512
Proceeds from issuance of other equity instruments	—	—	—	—	—	—	—
Payments to acquire or redeem the entity’s shares	(203)	(167,589)	—	—	(11,900)	179,489	(203)
Payments for other equity interests	—	(54,808)	—	—	—	54,808	—
Proceeds from term loans	2,044,463	—	—	—	141,200	—	2,185,663
Proceeds from short term loans	152,000	—	—	—	—	—	152,000
Loans from related parties	55,000	—	—	18,930	256,867	(330,797)	—
Repayment of loans	(260,737)	—	—	(38,749)	(239,846)	—	(539,332)
Payments of finance lease liabilities	(58,177)	—	—	(194,634)	(40,120)	—	(292,931)
Repayment of loans to related parties	(30,925)	—	—	—	(68,654)	99,579	—
Proceeds from government grants	—	—	—	—	—	—	—
Dividends Paid	(103,503)	—	—	(60,720)	(118,266)	157,662	(124,827)
Interest paid	(102,005)	—	—	(53,224)	(69,798)	(2,580)	(227,607)
Income taxes refunded (paid)	—	—	—	—	—	—	—
Other inflows (outflows) of cash	(181,985)	—	—	44,778	(32,739)	(61,133)	(231,079)

Net cash flows from (used in) financing activities	1,593,140	(222,397)	—	(283,619)	9,150	(91,078)	1,005,196

Net increase (decrease) in , cash and cash equivalents before effect of exchange rate	(13,076)	(5,050)	(10,973)	124,719	(65,971)	252,944	282,592
Effects of variation in the exchange rate on cash and cash equivalents	—	750	198	(18,507)	18,000	(7,173)	(6,736)

Net increase (decrease) in cash and cash equivalents	(13,076)	(4,300)	(10,775)	106,212	(47,971)	245,771	275,856
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	245,006	4,369	14,572	60,543	217,657	(167,740)	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	231,930	69	3,797	166,755	169,686	78,031	650,263

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and of cash flows present fairly, in all material respects, the financial position of Latam Airlines Goup S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 1, 2015

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 1, 2015	LATAM Airlines Group S.A.

	By	/s/ Andres Osorio Hermansen
	Name:	Andres Osorio Hermansen
	Title:	Chief Financial Officer

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.8*	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission

4.1.9*	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of December 14th, 2006 to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 21, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

Exhibit No.	Description

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.20.1*	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.20.2*	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.21	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.23	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.30	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.31	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.32.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.33.1*	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33.2*	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33.3*	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.34	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.36	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.37	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.38*	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.38.1*	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.39*	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1	List of subsidiaries of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

