Form 20-F
period 2015-12-31
LATAM AIRLINES GROUP S.A.
filed 2016-04-29
CIK 1047716

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

In this annual report on Form 20-F, unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated subsidiaries: Transporte Aéreo S.A. (which does business under the name “LAN Express”), LAN Perú S.A. (“LAN Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”), TAM S.A. (“TAM”), LAN Cargo S.A. (“LAN Cargo”) and its three regional affiliates: Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil, as well as Multiplus S.A. (“Multiplus”). All references to “Chile” are references to the Republic of Chile.

On June 22, 2012, LATAM was formed following the completion of the business combination between LAN Airlines S.A. and its consolidated subsidiaries (“LAN”) with TAM S.A. and its consolidated subsidiaries (“TAM”). Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I S.A. (“Holdco I”) and a subsidiary of LATAM Airlines Group. As LATAM Airlines Group S.A. is the owner of substantially all the economic rights in TAM, TAM and its consolidated subsidiaries are for the purposes of this annual report and LATAM’s consolidated financial statements treated as being subsidiaries of LATAM Airlines Group S.A. See “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.”. LATAM’s consolidated financial statements for the year ended December 31, 2012 include TAM’s financial results from June 23, 2012.

Throughout this annual report on Form 20-F we make numerous references to “LAN.” Some references to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A. and its consolidated subsidiaries, in connection with circumstances and facts occurring prior to June 22, 2012. Other references to “LAN”, however, are to the LAN brand which was launched in 2004 and brings together, under one internationally recognized name, all of the affiliate brands such as LAN Chile, LAN Peru, LAN Argentina, LAN Colombia and LAN Ecuador.

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated subsidiaries, including TAM Linhas Aereas S.A., the operating entity, Multiplus S.A. (“Multiplus”), Pantanal Linhas Aéreas S.A. (“Pantanal”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “reais,” “Brazilian reais” or “R$” are to Brazilian reais, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2015, which was Ch$710.16 = US$1.00. The observed exchange rate on March 31, 2016, was Ch$669.80 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central do Brasil (which we refer to as the Central Bank of Brazil) on December 31, 2015, which was R$3.983 = US$1.00. The observed exchange rate on March 31, 2016, was Br$3.576 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian reais. See “Item 3. Key Information—Selected Financial Data—Chilean Peso Exchange Rates” and “Item 3. Key Information—Selected Financial Data—Brazilian Exchange Rates.”

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

LATAM’s audited consolidated financial statements for the periods ended December 31, 2011, 2012, 2013, 2014 and 2015 were prepared in accordance with IFRS.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including those relating to the 2012 combination between LAN and TAM. See “Item 3. Key Information—Risk Factors—Risks Relating to the Combination of LAN and TAM.” Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3—Key Information—Risk Factors” generally and with respect to our combination with TAM in particular;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, Brazil, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Brazilian, Latin American and world economies and their impact on the airline industry;

•	the effects of competition;

•	future terrorist incidents, cyberattacks or related activities affecting the airline industry;

•	future outbreak of diseases, or the spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean, Peruvian, Ecuadorian, Colombian, Brazilian, Mexican and Argentine currencies compared to other currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The number of seats made available for sale multiplied by the kilometers flown.

“available ton kilometers” or “ATKs”	The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.

“available seat kilometers equivalent” or “ASK equivalent”	The number of seats made available for sale plus the quotient of cargo ATKs divided by 0.095, all multiplied by the kilometers flown.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The number of passengers multiplied by the number of kilometers flown.

“revenue ton kilometers” or “RTKs”	The load (cargo) in tons multiplied by the kilometers flown.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“overall yield”	Revenue from airline operations (passenger and cargo) divided by system RTKs (passenger and cargo).

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs (cargo) expressed as a percentage of ATKs (cargo).

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“ACMI leases”	A type of aircraft leasing contract, under which the lessor provides the aircraft, crew, maintenance and insurance on a per hour basis. Also referred to as a “wet lease.”

“Airbus A320-Family Aircraft”	The Airbus A318, Airbus A319, Airbus A320 and Airbus A321 models of aircraft.

“block hours”	The elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT” “Diio Mi”	Market Intelligence Schedule Dynamic Table. Data In Inteligence Out Market Intelligence.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2015, 2014, 2013, 2012 and 2011 has been prepared in accordance with IFRS(*). On June 22, 2012, LATAM Airlines Group was formed through the combination of LAN and TAM. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM Airlines Group. Financial statements for LATAM fully consolidate TAM’s results since June 23, 2012.

LATAM’s Annual Financial Information

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in US$ millions, except per share and capital stock data)
The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	8,410.6	10,380.1	11,061.6	7,966.8	4,008.9
Cargo	1,329.4	1,713.4	1,863.0	1,743.5	1,576.5
Total operating revenues	9,740.0	12,093.5	12,924.5	9,710.4	5,585.4
Cost of sales	(7,636.7)	(9,624.5)	(10,054.2)	(7,634.5)	(4,078.6)
Gross margin	2,103.3	2,469.0	2,870.4	2,075.9	1,506.8
Other operating income(3)	385.8	377.6	341.6	220.2	132.8
Distribution costs	(783.3)	(957.1)	(1,025.9)	(803.6)	(479.8)
Administrative expenses	(878.0)	(980.7)	(1,136.1)	(888.7)	(405.7)
Other expenses	(324.0)	(401.0)	(408.7)	(311.8)	(214.4)
Other gains/(losses)	(55.3)	33.5	(55.4)	(45.8)	(33.0)
Financial income	75.1	90.5	72.8	77.5	14.5
Financial costs	(413.4)	(430.0)	(462.5)	(294.6)	(139.1)
Equity accounted earnings	0.0	(6.5)	2.0	1.0	0.5
Exchange rate differences	(467.9)	(130.2)	(482.2)	66.7	(0.3)
Result of indexation units	0.5	0	0.2	0	0.1
Income (loss) before income taxes	(357.1)	65.2	(283.9)	96.7	382.4
Income (loss) tax expense/benefit	178.4	(292.4)	20.1	(102.3)	(61.8)
Net (loss) income for the period	(178.7)	(227.2)	(263.8)	(5.6)	320.6
Income (loss) attributable to the parent company’s equity holders	(219.3)	(260.0)	(281.1)	19.1	320.2
Income (loss) attributable to non-controlling interests	40.5	32.8	17.3	13.4	0.4
Net income (loss) for the year	(178.7)	(227.2)	(263.8)	(5.6)	320.6

Earnings per share
Average number of Shares	545,547,819	545,547,819	487,930,977	412,267,624	339,424,598
Basic earnings (loss) per share (US$)	(0.40193)	(0.47656)	(0.57613)	(0.0463)	0.94335
Diluted earnings (loss) per share (US$)	(0.40193)	(0.47656)	(0.57613)	(0.0463)	0.9426

	At December 31,
	2015	2014	2013	2012	2011
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	753.5	989.4	1,984.9	650.3	374.4
Other current assets in operation	2,067.4	2,644.1	2,992.2	2,626.2	964.3
Non-current assets and disposal groups held for sale	2.0	1.1	2.4	47.7	4.7
Total current assets	2,822.9	3,634.6	4,979.5	3,324.2	1,343.4
Property and equipment	10,938.7	10,773.1	10,982.8	11,807.1	5,928.0
Other non-current assets	4,339.8	6,076.7	6,668.8	7,195.0	377.3
Total non-current assets	15,278.5	16,849.8	17,651.6	19,002.1	6,305.3
Total assets	18,101.4	20,484.4	22,631.1	22,326.3	7,648.7
Total current liabilities	5,641.0	5,829.7	6,509.1	6,297.5	2,322.1
Total non-current liabilities	9,522.9	10,151.0	10,795.6	10,808.1	3,869.2
Total liabilities	15,163.9	15,980.7	17,304.7	17,105.6	6,191.3
Issued capital	2,545.7	2,545.7	2,389.4	1,501.0	473.9
Net equity attributable to the parent company’s equity holders	2,856.5	4,401.9	5,238.8	5,112.1	1,445.3
Non-controlling interest	81.0	101,8	87.6	108.6	12.0
Total net equity	2,937.5	4,503.7	5,326.5	5,220.7	1,457.4

Shares Oustanding	545,558,101	545,558,101	535,243,229	479,107,860	340,319,431

(1)	For more information on the subsidiaries included in this consolidated information, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.

(3)     Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, and other miscellaneous income. For more information, see Note 27 to our audited consolidated financial statements.

(*)Law No. 20,780 issued on September 29, 2014, introduced modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12. In order to comply with IAS 12, the financial statements for the period ended December 31, 2014 are different from those presented to the SVS as the modifications introduced by Law No. 20,780 and Circular No. 856 have been recognized within the income statement. For more information on the reconciliation of such differences see Note 2.1 and Note 17 to our audited consolidated financial statements.

The table below presents unaudited operating data of LATAM as of and for the year ended December 31, 2011 (which represents LAN’s historical unaudited operating data), as of and for the year ended December 31, 2012 (which includes TAM’s unaudited operating data since June 23, 2012), and as of and for the years ended December 31, 2013, December 31, 2014 and December 31, 2015. LATAM believes this operating data is useful to report the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data:	2015	2014	2013	2012	2011
ASKs (million)	134,301.8	130,200.9	131,690.7	93,319.2	48,153.6
RPKs (million)	111,509.9	108,534.0	106,466.4	74,694.9	38,422.9
ATKs (million)	7,082.8	7,219.7	7,651.9	6,449.6	5,192.7
RTKs (million)	3,797.0	4,317.2	4,466.7	4,044.5	3,612.4
ASK Equivalent (million)	208,857.1	206,197.9	212,236.8	161,209.3	102,813.6

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (Chilean Corporation Act) and Reglamento de Sociedades Anónimas (Regulation to the Chilean Corporation Act) (collectively, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated distributable net income each year (calculated in accordance with IFRS), subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights.” LATAM did not pay dividend regarding periods 2013, 2014 and 2015.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two business days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of ADRs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. In the event that the custodian is unable to convert immediately the Chilean currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted.

LATAM’s Dividend Payments

The table below sets forth the cash dividends per common share and per ADS paid by LATAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts reflect common share amounts outstanding immediately prior to the distribution of such dividend. No dividends were paid in 2013, 2014 or 2015.

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

Chilean Peso Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units. On March 31, 2016 the observed exchange rate was Ch$ 675.10 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$

2011	533.74	455.91	483.86	521.46
2012	519.69	469.65	486.75	478.60
2013	533.95	466.50	495.00	523.76
2014	621.41	524.61	570.01	607.38
2015	715.66	597.10	654.25	707.34

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
2015
October	698.72	673.91	685.31	690.34
November	715.66	688.94	704.00	712.63
December	711.52	693.72	704.24	707.34

2016
January	730.31	710.16	721.95	711.72
February	715.41	689.18	704.08	689.18
March	694.82	671.97	682.07	675.10

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

Brazilian Exchange Rates

TAM maintains its accounting records and prepares its financial statements in Brazilian reais. The following tables set forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Brazilian reais per U.S. dollar. The rates have not been restated in constant currency units. On March 31, 2016 the observed exchange rate was Br$3.559 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	BR$ per US$

2011	1.901	1.534	1.674	1.875
2012	2.112	1.702	1.954	2.043
2013	2.445	1.952	2.159	2.342
2014	2.740	2.197	2.354	2.656
2015	4.195	2.575	3.338	3.905
October	4.001	3.738	3.880	3.859
November	3.850	3.701	3.776	3.850
December	3.983	3.747	3.871	3.905

2016
January	4.156	3.986	4.052	4.043

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	BR$ per US$
February	4.049	3.865	3.973	3.979
March	3.991	3.559	3.704	3.559

Source: Central Bank of Brazil

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following important factors, and those important factors described in other reports we submit to or file with the Securities and Exchange Commission (“SEC”), could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including the following risk factors.

Risk Factors Relating to our Company

LATAM does not control the voting shares or board of directors of TAM

Due to Brazilian law restrictions on foreign ownership of Brazilian airlines, LATAM does not control the voting shares or board of directors of TAM. As of March 31, 2016, foreign persons may own up to 49% of the voting capital of Brazilian airlines. As of April 20, 2016, the ownership structure of TAM is as follows:

•	Holdco I owns 100% of the TAM common shares previously outstanding;

•	the TAM Controlling Shareholders own approximately 51% of the outstanding Holdco I voting shares through TEP Chile (a wholly owned Chilean entity) and LAN owns the remainder of the voting shares;

•	LATAM owns 100% of the outstanding Holdco I non-voting shares, entitling it to substantially all of the economic rights in respect of the TAM common shares held by Holdco I; and

•	LATAM owns 100% of the TAM preferred shares previously outstanding.

As a result of this ownership structure:

•	The TAM Controlling Shareholders retain voting and board control of TAM and each airline subsidiary of TAM; and

•	LATAM is entitled to all of the economic rights in TAM.

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

Our assets include a significant amount of goodwill.

Our assets included US$2,281 million of goodwill as of December 31, 2015, US$2,155 million of which results from the merger between LAN and TAM. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. Any impairment could result in the recognition of a significant charge to earnings in our statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs. In 2015, mainly as a result of the Brazilian real, the value of our goodwill decreased by 31.2% as compared with 2014.

A failure to successfully implement our strategy or a failure adjusting the strategy to the current economic situation would harm our business and the market value of our ADSs and common shares.

We have developed a new strategic plan with the goal of becoming one of the best airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. Our new strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk resilient company. Our strategic plan also anticipates strengthening our network and expanding operations in the Brazilian regional market. Our strategy requires us to identify cities with adequate infrastructure and sufficient demand. There can be no assurances, however, that we will be able to correctly identify cities and regions in which to expand our operations, or that we will be able to attract sufficient passengers and cargo traffic to make our operations profitable. Difficulties in implementing our strategy and expanding our operations may adversely affect our business, results of operation and the market value of our ADSs and common shares.

A failure to successfully transfer the value proposition of the LAN and TAM brands to a new single brand, may adversely affect our business and the market value of our ADSs and common shares.

Following the merger in 2012, LAN and TAM have continued to operate with their original brands. In 2016, we will begin the transition of LAN and TAM into a single brand. LAN and TAM currently have different value propositions, and there can be no assurances that we will be able to fully transfer the value of the original LAN and TAM brands to the new single brand. Difficulties in implementing our single brand may prevent us from consolidating as a customer preferred carrier and may adversely affect our business and results of operations and the market value of our ADSs and common shares.

It may take time to combine the frequent flyer programs of LAN and TAM.

We have integrated the separate frequent flyer programs of LAN and TAM so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably. However, there is no guarantee that full integration of the two plans will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until we effectively combine these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

Our financial results are exposed to foreign currency fluctuations.

We prepare and present our consolidated financial statements in U.S. dollars. Because of our presence in several Latin American markets, a portion of our consolidated net assets, revenues and income is denominated in non-U.S. dollar currencies, primarily Chilean pesos and Brazilian reais. In particular, the majority of TAM’s revenues are denominated in Brazilian reais, while a significant portion of its operating expenses are denominated in, or linked to, the U.S. dollar or other foreign currencies. Our consolidated financial condition and results of operations are therefore sensitive to movements in exchange rates between the U.S. dollar and other currencies. Other factors being neutral, a depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on our financial condition, results of operations and prospects.

We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the U.S. dollar and the currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. 100% of our indebtedness at December 31, 2015 was denominated in U.S. dollars, and approximately 43% of our revenues and 39% of our operating expenses in 2015 were denominated in currencies other than the U.S. dollar, mainly the Brazilian real and the Chilean peso. If the value of the Brazilian real, Chilean peso or other currencies in which revenues are denominated declines against the U.S. dollar, our results of operations and financial condition will be adversely affected. The Brazilian real and the Chilean peso, respectively, experienced average nominal depreciations against the U.S. dollar of 10.5% and 1.8% in 2013, 9.1% and 15.2% in 2014, and 41.7% and 14.7% in 2015. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future.

Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar against the U.S. dollar between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such cash in U.S. dollars. As of December 31, 2015, the devaluation of the Venezuelan bolivar had an adverse impact of of US$41.0 million on our results and our cash flows.

We depend on strategic alliances or commercial relationships in many of the countries in which we operate, and our business may suffer if any of our strategic alliances or commercial relationships terminates.

In many of the jurisdictions in which we operate, we have found it in our interest to maintain a number of alliances and other commercial relationships. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships, in particular those with American Airlines, Iberia, Qantas, British Airways, Interjet, Japan Airlines, Korean Airlines, Cathay Pacific, Jetstar Airways or Alaska Airlines, deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected.

Our business and results of operations may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

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

There can be no assurance that existing bilateral agreements with the countries in which our companies are based and permits from foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports, destinations or slots, or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restrict our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our cargo revenues come from relatively few product types and may be impacted by events affecting their production, trade or demand.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile and asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia. Events that negatively affect the production, trade or demand for these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 27.6% of our operating expenses in 2015. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging activities methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may be limited.

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2015, we operated a fleet of 249 Airbus and 77 Boeing. Risks relating to Airbus and Boeing include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance by the Chilean or other aviation authorities of other directives restricting or prohibiting the use of Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	the adverse public perception of a manufacturer as a result of an accident or other negative publicity; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or from a third-party provider to deliver this aircraft.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business.

Any delays in future deliveries of Airbus A350 aircraft could disrupt our fleet plan.

During 2015 we received our first Airbus A350 aircraft out of an order of 27 aircraft of this model, and became the first airline in Latin America to operate this modern new technology aircraft. However, there can be no assurance that the remaining aircraft will be delivered and received on schedule or at all. Any delays in the reception of the Airbus A350 aircraft or unanticipated operational issues on the remaining order could adversely affect our fleet plan.

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

We require significant amounts of financing to meet our aircraft capital requirements and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. Following the combination of LAN and TAM, Fitch Ratings Inc. and Standard and Poor’s downgraded LATAM Airline Group S.A.’s credit rating to levels that are below investment grade. These downgrades and any further securities rating agencies downgrades could increase our financing costs. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand operations could be impaired and our business negatively affected.

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

We have significant exposure to LIBOR and other floating interest rates; increases in interest rates will increasee our financing costs and may have adverse effects on our financial condition and results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our operating and financial leases are denominated in U.S. dollars and bear interest at a floating rate. 29.3% of our outstanding consolidated debt as of December 31, 2015 bears interest at a floating rate after giving effect to interest rate hedging agreements. Volatility in LIBOR or the TJLP could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our revenues and our results of operations.

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

We have engaged an increasing number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of information technology infrastructure and services, provision of aircraft maintenance and repairs, provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party GDSs (Global Distribution Systems) may be adversely affected by disruptions in our business relationships with GDS operators. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’ flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies. The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory.

Disruptions or security breaches of our information technology infrastructure could interfere with our operations, compromise passenger or employee information and expose us to liability, possibly causing our business and reputation to suffer.

A serious internal technology error or failure impacting systems hosted internally at our data centers or externally at third-party locations, or large-scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial and reputational consequences to our business.

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

As of December 31, 2015 approximately 68% of our employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

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

Labor costs constitute a significant percentage of our total operating expenses (21.5% in 2015) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

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

Risks Related to the Airline Industry and the Countries in Which We Operate

Our performance is heavily dependent on economic conditions in the countries in which we do business. Negative economic conditions in those countries could have an adverse impact on our business.

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past, our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recent economic conditions in Brazil, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region.

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

In 2015, Brazil suffered from a weak macroeconomic environment, resulting in a GDP decrease of 3.8%, reducing the passenger demand in the domestic Brazilian market by 2.6%. Economic forecasts for Brazil in 2016 predict a drecrease by 3.5% in GDP, according to the International Monetary Fund (IMF) as of January 2016. Weak macroeconomic conditions in Brazil are expected to continue in 2016 and, according to many economic forecasters, into 2017 as well. Because of the significance of the Brazilian market to our business and operations, continued recessionary conditions in Brazil may materially and adversely affect our business and results of operations.

No assurance can be given that capacity reductions or other steps we may take in response to weakened demand will be adequate to offset any future reduction in our cargo and/or air travel demand. Sustained weakened demand may adversely impact our revenues, results of operations or financial condition.

Our business is highly regulated and, changes in the regulatory environment in which we operate may adversely affect our business and results of operations.

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

The Chilean Domestic Unilateral Open Skies Rule may change the competitive landscape of the Domestic Chilean Aviation Sector, as it will be easier in the future for foreign companies to freely operate in the Chilean territory, which may subject us to further competition. Competition from international carriers in the Chilean market may affect the competitive dynamics of our industry by reducing our passenger traffic and cargo demands, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

Some of our competitors may receive external support, which could negatively impact our competitive position.

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

The European Union (“EU”) had proposed a directive under which the existing emissions trading scheme (the “ETS”) in each EU member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from EU member states. As of the date of this Annual Report, this proposal has been postponed for evaluation in 2016 and the directive affects only intra-European flights (which are not material to our business) but there is a possibility that the directive could be extended to all flights in the future. Currently, we operate six routes to and from Europe, and service additional destinations through our code-sharing agreements. Although it is uncertain if this directive will be approved in 2016, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics (such as Ebola and Zika), terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

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

The 2016 Summer Olympics taking place in Brazil, one of our principal markets, may create operational challenges and decrease corporate traffic, either of which may adversely affect our our business.

Rio de Janeiro was elected as the host of the 2016 Summer Olympics taking place between August 5 and 21. Increasing traffic to Brazil during the period of the event will create operational challenges and could result in increased delays. In addition, during the month of the event, we expect a strong decrease in corporate traffic, although we expect this decrease to be offset by an increase in leisure traffic, the net effect on our revenues and yields could be negative. Our LATAM Airlines brand could be damaged if we do not fully comply with our passenger’s requirements during that month or if infrastructure deficits at some of Brazil’s main airports that hinder our normal operations are associated with our brands.

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

The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. We have no control over, and cannot predict what measures or policies the Brazilian government may take in the future. An open issue is the political instability due to the potential impeachment of President Dilma Rousseff.

Risks Related to our Common Shares and ADSs

Our controlling shareholders may have interests that differ from those of our other shareholders.

We have two groups of major shareholders: the Cueto Group (the “LATAM Controlling Shareholders”) and the Amaro Group (the “TAM Controlling Shareholders”). As of January 31, 2016, the LATAM Controlling Shareholders, in the aggregate, beneficially owned 25.0% of our voting common shares, and the TAM Controlling Shareholders, in the aggregate, beneficially owned 12.0% of our voting common shares. The LATAM Controlling Shareholders are in a position to elect three of the nine members of our board of directors and are in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the TAM Controlling Shareholders, pursuant to which these controlling shareholders have agreed to vote together to elect individuals that the TAM Controlling Shareholders nominate to our board of directors. See “Item 7. Controlling Shareholders and Related Party Transactions—A. Major Shareholders.”

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

If the Chilean peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then-prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

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

LATAM’s airline holdings include LAN and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates MasAir (in Mexico) and LANCO (in Colombia), as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)), TAM Cargo and Multiplus. LATAM is a publicly traded corporation listed in the Santiago Stock Exchange (“SSE”), the Valparaiso Stock Exchange, the Chilean Electronic Exchange, the New York Stock Exchange (“NYSE”) and the Brazilian Stock Exchange (“Bovespa”).

LAN was founded in 1929 by the Chilean government. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to the Scandinavian Airlines System. In 1994, controlling shareholders together with other major shareholders acquired 98.7% of LAN’s stocks, including the remaining stocks held by the Chilean government. In 1997, LAN was listed on the New York Stock Exchange, becoming the first Latin American airline to trade its ADRs on this financial market. Over the past decade, LAN has significantly expanded its operations in Latin America, initiating services in Peru in 1999, Argentina in 2005, Ecuador in 2009, and in Colombia in 2010 through the acquisition of Aerovias de Integracion Regional, Aires S.A. (dba “LAN Colombia”).

TAM is a leading domestic and international airline in the Brazilian market, offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. The company was founded in 1997 (under the name CIT—Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In 2002, the name was changed to TAM S.A. and its shares began to be publicly traded on Bovespa in June 2005. From 2006 until the combination with LAN in 2012, TAM American Depositary Shares were also listed on the New York Stock Exchange.

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

Following the combination, on July 18, 2012 the registration of TAM as a publicly listed company in Brazil was cancelled and TAM was delisted from Bovespa.

In order to implement this combination, the TAM controlling shareholders formed four new sociedades anónimas cerradas with limited liability under the laws of Chile: TEP Chile, Holdco I, Holdco II and Sister Holdco. After the transaction was completed, Holdco II and Sister Holdco ceased to exist. The ownership and organizational structure of LATAM Airlines Group as of December 31, 2015 was as follows:

TAM S.A., the holding company, has two significant operating subsidiaries: TAM Linhas Aéreas S.A. (“TLA”) and Multiplus S.A.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

The association of LAN and TAM created the largest passenger and cargo airline in South America. We are also one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 137 destinations in 25 countries and cargo services to approximately 140 destinations in 29 countries, with a fleet of 328 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has more than 50,000 employees. We currently provide domestic services in Brazil, Chile, Perú, Argentina, Colombia and Ecuador; we also provide intra-regional and long-haul operations. We carry out our cargo operations through the use of belly space on our passenger flights and dedicated cargo operations using freighter aircraft through our cargo airlines in Chile, Brazil, Colombia and Mexico. We also offer other services, such as ground handling, courier, logistics and maintenance.

As of January 31, 2016, we serviced 16 destinations in Chile, 16 destinations in Peru, five destinations in Ecuador, 14 destinations in Argentina, 14 destinations in Colombia, 46 destinations in Brazil, 12 destinations in other Latin American countries and the Caribbean, five destinations in the North America, six destinations in Europe and three destinations in the South Pacific. In addition, as of January 31, 2016, through our various code-sharing and interline agreements, we offer service to 125 destinations in Latin America, 296 destinations in North America, 246 destinations in Europe, and more than 350 destinations in Asia, Pacific, Africa and the Middle East.

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group as the leading airline in South America by leveraging our unique position in the airline industry. LATAM Airlines Group is the only airline in the region with a local presence in six markets, as well as intra-regional and long-haul operations. As a result, the Company has more flexibility, as well as a proven track record of acting quickly to adapt our business to economic challenges. Moreover, LATAM’s unique leadership position in a region with growth potential and the focus in our existing competitive strengths will allow us to continue building our business model and to fuel our future growth. We believe our most important competitive strengths are:

Leading Presence in South America

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America, as well as the largest cargo operator in Latin America. We have domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. These six countries are among the most significant passenger markets in South America and represent approximately 95% of the ASKs offered in the region. We are also the largest operator of intra-regional routes, connecting the main cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and São Paulo—we are able to offer the best connectivity between South America and the rest of the world. Finally, the cargo companies of LATAM Airlines Group are the largest air cargo operators within, to and from Latin America, particularly in Brazil, where we consolidated our position during 2013.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

The operations of the LATAM Airlines Group are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. This provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft, when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, which has historically covered fixed operating expenses per flight, lowered break-even load factors and enhanced per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2015, passenger revenues accounted for 83.1% of total revenues and cargo revenues accounted for 13.1% of total revenues.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is approximately seven years, making our fleet one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel-efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, while also decreasing noise levels.

We optimize our fleet structure through the careful selection of modern aircraft models and staggered lease maturities. We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate.

The Company’s current fleet plans envisage a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on A321s and A320neos, whose use represents a saving per ASK of around 6% in comparison to A320s. In 2015, LATAM incorporated 15 Airbus A321s, the largest model in this family, for use on the busiest regional routes and for some domestic routes in Chile as well as in Brazil, ending the year with 36 aircraft of this type.

For long-haul passenger flights, we operate the Boeing 767-300, Airbus A330 and Boeing 777 aircraft, and the modern and efficient Boeing 787 Dreamliner and Airbus 350-900. Both the 787 and Airbus A350 allow us to achieve important savings on fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. In 2015, we incorporated seven Boeing 787-9 into our fleet. We also received our first Airbus 350-900 in December 2015.

In 2015, we took out of service our Airbus A340s and Dash 8-200s as well as three A330s. We expect to complete the withdrawal of these older models by 2016. Furthermore, in 2015, as well as in previous years, we have been able to adjust our fleet commitments to face current market conditions as necessary.

Overall, the Company’s continuous renewal of its fleet incorporates the best technology and positions LATAM as a leader in fleet efficiency.

Strong Brands Teamed with Key Global Strategic Alliances

Following the business combination, both LAN and TAM continue to operate under their existing brands. We believe that both the LAN and TAM brands are associated with superior service, aircraft and technologically advanced operations, and are well recognized and respected in their respective markets. In 2015, LAN and TAM Airlines were recognized as the ”Best Airlines in South America” in first and third places respectively by the SkyTrax World Airline Awards. The awards are considered the global barometer for customer satisfaction within the industry, thanks to their exclusive reliance on the opinion of passengers.

Our strategic global alliances and existing commercial agreements provide our customers with access to more than 1,700 destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. In addition, in March 2014 TAM Airlines joined oneworld®, marking one of the most important steps to achieve the entry of all LATAM Airlines Group into oneworld®. To our passengers, this means greater convenience when traveling, since they will have the same standard of high-quality customer service, regardless of their international destination.

In August 2015, the company announced a unified brand for the group: LATAM Airlines, which will begin to be implemented in the first semester of 2016.

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

Recognized Loyalty Programs

TAM Fidelidade and LANPASS together represent the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. Customers in each program earn points or kilometers based on distance flown and class of ticket purchased, or by using other services of partners in the program. In addition, TAM’s Multiplus program, which was launched in 2009, allows members to accumulate points not just by flying with TAM, but also by making purchases through credit cards or using services and products at partner establishments, and to redeem points for TAM flights and other products at partner establishments. Following the business combination between LAN and TAM, during 2015 the Company harmonized the two airlines’ frequent flyer programs, and has advanced cost initiatives in connection with contract renegotiations and process standardization.

We regard our frequent flyer programs as strong relationship tools, we believe that these flexible programs are attractive to customers because they do not impose restrictions on flights for which points can be redeemed or the number of seats available to members using the loyalty program for any particular flight. LANPASS and TAM Fidelidade members can also accrue and redeem points for oneworld® flights.

On March 1, 2016, we announced our rebranded and improved frequent flyer programs, which will be called LATAM Pass, corresponding to the previous LANPASS, and LATAM Fidelidade, corresponding to the old TAM Fidelidade. The change is part of the process of consolidating our new brand identity (LATAM) and the evolution of our loyalty programs.

Business Strategy

Our mission is to connect people with safety, operational excellence and warmth, seeking to become one of the best airlines groups in the world. In order to reach our mission, the principal areas in which we plan to focus our efforts going forward are as follows:

Strengthen Our Network

We currently intend to strengthen our route network in South America, thereby offering the best connectivity within the region at a competitive price and ensuring that we are the most convenient option for our passengers. We are the only airline group in the world with a local presence in six home markets and an international and intra-regional operation. This position is strengthened by improved infrastructure in some of our main hubs, allowing us to further strengthen our network and connection. We intend to leverage our position to create diversity of options and destinations and build a platform that will allow us to continue growing in the long term.

Brand Leadership and Customer Experience

We will always seek to be the preferred choice of passengers in this region. Our efforts are driven by a differentiated passenger experience, and our leveraging of mobile digital technologies. We are currently working on a single, unified brand, culture, product and value proposition for our passengers. Additionally, we will focus on defining LATAM’s digital strategy, including applications to achieve ancillary revenues and improving the management of contingencies, so that we are able to provide information and solutions to our customers in a timely and transparent manner. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Focus on Efficiency and Cost Competitiveness

We are currently working to establish a competitive cost structure to further improve our effectiveness, simplify our organization and increase flexibility and speed in decision-making. The target is to reduce total costs by approximately 5% in a period of four years (2015 to 2018). These savings are in addition to the efficiencies we expect to obtain from our new fleet technologies. Cost savings include reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others. The Company has already started work on cost initiatives in all these areas. We currently are working to install an austere behavior at all levels within the Company to continuously improve costs.

Organizational Strength

We aspire to be a group of passionate people, working in a simple and aligned manner, with inspiring leaders making agile decisions. This will allow us to deliver a distinctive value to our customers, exceed our competitors in a consistent way and have a healthy and sustainable company.

Proactive Risk Management

We strive to have a holistic and responsible view of risk in decision-making, starting with risks that have a high potential impact and a low probability of occurrence, which could significantly affect LATAM’s strategic objectives.

Airline Operations and Route Network

The following tables sets forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in US$ millions)
Total passenger revenues	8,410.6	10,380.1	11,061.6
Total cargo revenues	1,329.4	1,713.4	1,863.0
Total traffic revenues	9,740.0	12,093.5	12,924.5

	Year ended December 31,
	2015	2014	2013
	(in US$ millions)

Peru	681.3	660.1	646.2
Argentina	979.3	813.5	950.6
United States	1,025.5	1,224.3	1,290.5
Europe	723.1	935.9	937.5
Colombia	353.0	391.7	388.0
Brazil	3,464.3	5,361.6	5,572.9
Ecuador	238.5	248.6	273.7
Chile	1,575.5	1,589.2	1,698.5
Asia Pacific and rest of Latin America	699.5	868.8	1,166.6
Total Operating Revenues	9,740.0	12,093.5	12,924.5

Passenger Operations

General

As of December 31, 2015, our passenger operations were performed through airlines in Chile, Brazil, Peru, Argentina, Colombia and Ecuador, where we operate both domestic and international services.

The following table sets forth certain of our passenger operating statistics for international and domestic routes for the periods indicated:

	Year ended and as at December 31
	2015		2014		2013

ASKs (million) (at period end)
International		69,750.5		65,574.6		67,162.3
SSC		22,072.8		21,065.8		20,365.0
Domestic Brazil		42,478.5		43,560.5		44,163.5
Total		134,301.8		130,200.9		131,690.9
RPKs (million)
International		59,003.4		55,980.1		55,274.3
SSC		17,858.4		16,964.3		15,999.0
Domestic Brazil		34,648.1		35,589.7		35,193.2
Total		111,509.9		108,534.0		106,466.5
Passengers (thousands)
International		14,156		13,630		13,504
SSC		21,540		20,735		19,847
Domestic Brazil		32,139		33,468		33,344
Total		67,835		67,833		66,696

Passenger RASK (passenger revenues/ASKs, in US cents)
International(1)	US¢	6.4	US¢	7.6	US¢	7.9
SSC(1)	US¢	8.3	US¢	9.1	US¢	9.6
Domestic Brazil(1)	US¢	5.9	US¢	8.6	US¢	9.2
Combined RASK(2)	US¢	6.3	US¢	8.0	US¢	8.4

Passenger load factor (%)
International		84.6%		85.4%		82.3%
SSC		80.9%		80.5%		78.6%
Domestic Brazil		81.6%		81.7%		79.7%
Combined load factor		83.0%		83.4%		80.8%

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues, however these measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)	The combined RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.

International Passenger Operations

Our international network combines the international operations of our Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian subsidiaries. We have operated international services out of Chile since 1946 and have greatly expanded our international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2015, we now offer 27 international destinations.

Our strategy to generally expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, and promoting tourism in South America. Sustained development of our international network has been a crucial factor in our long-term strategy. We provide long-haul services out of Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. We also provide regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil.

During year 2014, after the necessary infrastructure investments were made, we completed our move to the new Terminal 3 at Guarulhos Airport in Sao Paulo with new slots for takeoff and landing, which allow us to significantly decrease our connection times. This is a key milestone in the development of our building our most important hub at Guarulhos airport. In addition, we have continued to consolidate our secondary hubs in Lima and Santiago.

The following table sets forth the international destinations served from each of the aforementioned countries as of December 31, 2015:

Country of Origin	Destination	Number of Destinations

Chile	Argentina	3
	Australia	1
	Brazil	2
	Colombia	1
	Ecuador	2
	Peru	1
	Uruguay	1
	Venezuela	1
	Dominican Republic	1
	Mexico	2
	United States	2
	Spain	1
	Italy	1
	Germany	1
	New Zealand	1
	Falkland Islands	1
	French Polynesia	1

Peru	Argentina	2
	Bolivia	2
	Brazil	2
	Chile	2
	Colombia	1
	Cuba	1
	Ecuador	2
	Venezuela	1
	Mexico	2
	United States	4
	Dominican Republic	1
	Spain	1

Brazil	Argentina	3
	Chile	1
	Peru	1
	Uruguay	2
	Mexico	2
	United States	3
	France	1
	Italy	1

	Germany	1
	United Kingdom	1
	Dominican Republic	1
	Spain	2

Ecuador	Chile	1
	United States	2
	Argetina	1
	Peru	1

Argentina	Brazil	3
	Chile	1
	Peru	1
	Dominican Republic	1
	United States	1

Colombia	Brazil	1
	Chile	1
	Mexico	1
	Aruba	1
	Dominican Republic	1
	United States	1

During 2015, LATAM received seven Boeing 787-9 Dreamliners, out of an order of 10, which will allow us to achieve important savings on fuel consumption and the sustainable expansion of our fleet (as the Dreamliner produces up to 20% less CO2 than similar aircraft), while incorporating modern technology to deliver the best travel experience for our passengers. In addition, during 2015, LATAM received the first A350, out of an order of 27 aircraft of this model. The new aircraft was incorporated to TAM’s fleet on December of 2015, when TAM became the first airline in the Americas, and the fourth operator in the world, to fly this model.

As part of its mission, LATAM seeks to promote tourism to South America. Due to our large network of services, visitors from around the world can experience world-renowned destinations such as Cusco, Easter Island, the Galapagos Islands, Iguazu Falls in Brazil, or Patagonia in Chile and Argentina, including the cities of Punta Arenas, Ushuaia, El Calafate and Bariloche.

Brazil

According to ANAC Brazil data, Brazilian international air passenger traffic increased 13.8% from 2014 to 2015 as measured in RPKs, totaling approximately 7.3 million passengers in 2015. TAM had 78.5% of the international market share in Brazil in 2015 when considering only Brazilian airlines, which was a decrease compared to 84.6% in 2014, and more than 36% of market share on regional flights from Brazil as measured in ASKs considering all other airlines. Our Brazilian international operations can be divided into three main segments, based on destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2016, the main competitors on direct routes between Brazil and North America included American Airlines, United Airlines, Delta Airlines, Azul Linhas Aereas, Air Canada and Aeromexico. Avianca and Copa also participated in the Brazil-North American markets with stopovers in its Central American hub. On routes to Europe, the main competitors were TAP, Air France-KLM, Lufthansa, Iberia and Bristish Airways. On regional routes the main competitors included Copa, Gol, Avianca and Aerolineas Argentinas.

Chile

According to the Chilean Civil Aviation Board (Junta de Aeronáutica Civil or “JAC”) data, Chilean international air passenger traffic increased 11.1% from 2014 to 2015 as measured in passengers transported, totaling more than 8.2 million passengers in 2015. We had 61.9% of the international market share in Chile in 2015 as measured in passengers transported, which was a decrease compared to 62.8% in 2014. Our Chilean international operations can be divided into four main segments based on destination: to North America, to Europe, to other countries in Latin America, and to the Pacific. As of January 31, 2016, our main competitors on direct routes between Chile and North America included American Airlines, Air Canada, United Airlines, Delta Airlines and Aeromexico. COPA also participated in the Chile-North America markets with stopovers in its Central American hub in Panama City, as did Avianca, with stopovers in Lima and Bogota. Our main competitors on routes between Chile and Europe were Air France-KLM and Iberia. On regional routes, our main competitors included Copa, Sky, Avianca and Gol.

Argentina

According to our internal estimates (captured through MiSchDynamicDT), in 2015 Argentinean international passenger capacity decreased by 0.4%, as compared to the previous year. LATAM Airlines had 11.5% of the international market share as measured in capacity (ASKs) in Argentina in 2015, which was a decrease as compared to 11.8% in 2014. The Argentinean international operations can be divided into two main segments based on destination: to North America and to other countries in Latin America. As of January 31, 2016, the main competitors on direct routes between Argentina and North America included American Airlines, Aerolíneas Argentinas, United Airlines, Delta and Aeromexico. Avianca and COPA also participated in the Argentina-North America markets with stopovers in their respective hubs. On regional routes, our main competitors included Aerolineas Argentinas, Gol, Copa and Avianca.

Peru

According to Ministerio de Transporte y Comunicaciones (Peruvian Transport and Comunication Ministry), Peruvian international air passenger traffic increased by 6.2% from 2014 to 2015, as measured in passengers transported, totaling approximately 8.2 million passengers in 2015. We had a 42.1% share of the Peruvian international market as measured in passengers transported in 2015, a decrease as compared to the 44.3% share of passengers transported in 2014. Our Peruvian international operations can be divided into three main segments, based on destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2016, our main competitors on direct routes between Peru and North America included American Airlines, United Airlines, Avianca, Delta, Aeromexico and Air Canada. COPA also participated in the Peru-North America markets with stopovers in its Central American hub. On routes to Europe, our main competitors were Air France-KLM, Iberia and Air Europa. On regional routes our main competitors included Avianca and Copa.

Colombia

According to Aeronautica Civil (Colombian Civil Aeronautics), the Colombian international market increased 10.1% from 2014 to 2015 as measured in passengers transported, from 10.9 million passengers to approximately 11.9 million passengers in 2015. LAN (including LAN Colombia, LAN Peru and LAN Airlines) had an 8.0% share of the international market share in Colombia in 2015, as measured in RPK, which is an increase of 0.6 percentage points as compared to 7.4% in the same period 2014. The international operations in Colombia can be divided into two business segments based on destination: to North America and to other countries in Latin America. As of January 31, 2015, the main competitors on direct routes between Colombia and North America included Avianca, American Airlines, JetBlue Airways, United Airlines, Delta Airlines and Aeromexico. COPA also participated in the Colombia-North America markets with stop overs in its Central American hub. On regional routes, the main competitors included Avianca and Copa.

Ecuador

According to our internal estimates (captured through MiSchDynamicDT), Ecuadorian international air passenger traffic decreased 1.4% from 2014 to 2015, as measured in ASKs. According to these estimates, LATAM had 18.6% of the international market share as measured in ASKs in 2015, a decrease of 3.5 percentage points compared to 22.1% in 2014. Our Ecuadorian international operations can be divided into three main segments, based on the destination: to North America, to Europe and to other countries in Latin America. As of January 31, 2016, our main competitors on direct routes between Ecuador and North America included American Airlines, Tame, Delta Airlines, United Airlines and Aeromexico. Avianca and COPA also participate in the Ecuador-North America markets with stopovers in their respective Central American hubs. On routes to Europe, our main competitors included KLM and Iberia. On regional routes, our main competitors included Copa, Tame, Aerogal and Avianca.

Domestic Passenger Operations

As of December 31, 2015, domestic passenger services were operated by LAN, TAM, LAN Peru, LAN Ecuador, LAN Argentina and LAN Colombia.

Business Model for Domestic Operations

We operate on a low-cost business model in all of our domestic operations. This model increases efficiency in the short-haul while encouraging increased domestic demand. A key element of this business model has been to significantly increase the utilization of the narrow body fleet, a goal that the company has been successfully achieving through modified itineraries including more point-to-point, faster turnarounds times and overnight flights. Additionally, the transition to a newer fleet has allowed decreases in unscheduled maintenance costs as well as cost efficiencies,, achieved through operating fewer fleet types and in operational efficiencies, including lower fuel consumption.

Another key element of this business model is the reduction in sales and distribution costs through higher internet penetration and reduced agency commissions, and increased self-check-in service through web check-in and kiosks at airports. These initiatives, together with simplifications in back-office and support functions, will continue to allow us to expand operations while controlling fixed costs. We have begun to pass on these operating efficiencies to consumers through significant fare reductions, which have a strong effect in stimulating new demand. We plan to continue working in the business model during 2016, as we look for ways to increase operational efficiency, encourage direct sales and self-check-in, and implement new sales strategies aimed at stimulating demand.

Operations within Brazil

TAM Linhas Aereas is the leading domestic passenger airline in Brazil. TAM Linhas Aereas’ strategy is based on providing strong connectivity through a network based on the main Brazilian cities, offering reliable and high-quality service, and leveraging our strong brand position in Brazil and abroad. As of December 31, 2015, TAM Linhas Aereas operates flights to 46 destinations within Brazil, as well as some seasonal destinations, with an average fleet of 119 aircraft of the Airbus A320-Family, including 27 Airbus A321 aircraft that allows high-density routes and greater efficiency.

The domestic market in Brazil has historically suffered from overcapacity, resulting in very low load factors compared to industry standards, which has negatively impacted the financial results of domestic airlines in recent years. However, this trend began to change during 2012 and has significantly improved during the last three years, as major airlines have reduced domestic capacity, leading to general improvements in load factor.

The slowdown in the Brazilian economy in 2015 impacted the commercial aviation sector, especially the corporate passenger segment. To mitigate the impact of a weaker economy and a devaluated local currency, we have continued to rationalize capacity, reducing it by 2.5% in 2015, as measured in ASKs, and traffic, decreasing it by 2.6% in 2015, as measured in RPKs. These improvements led to a decrease of 0.1 percentage points in load factors on a year-over-year basis, though our occupancy factor of 81.6% is still higher than the industry average, which was 79.8%, according to ANAC Brazil.

In 2015, TAM maintained leadership among business travelers and won—for the seventh consecutive year—the airline Top of Mind award as the airline brand most remembered by the Brazilian public.

According to ANAC Brazil, the Brazilian domestic market as a whole transported approximately 96.2 million passengers in 2015, an increase of 0.3% as compared to 95.9 million in 2014. As of December 31 2015, TAM Linhas Aereas led the Brazilian domestic passenger airline market with 36.7% of the market share as measured in RPKs. During 2015, TAM’s main competitors in the domestic market were Gol, Azul and Avianca Brazil.

Operations within Chile

Through LAN and LAN Express, we are the leading domestic passenger airline in Chile. We have operated domestic flights in Chile since LAN’s creation in 1929. During 2015, we flew to 15 destinations within Chile (including Santiago, but not including Easter Island, which we consider an international destination because we serve it with long-haul aircraft) as well as some seasonal destinations, with an average fleet of 27 Airbus A320-Family Aircraft, including five Airbus A321s. Domestic operations in Chile have been positively affected by the greater utilization of the latest-generation Airbus fleet and the retirement of the Airbus A318-100s.

According to JAC data, the Chilean domestic market as a whole transported approximately 9.9 million passengers in 2015, an increase of 0.9% from 9.8 million passengers transported in 2014. Our domestic passenger market share in Chile was 76.6% in 2015 as measured in RPKs. During 2015, our main competitors in the domestic market were Sky Airlines, with domestic passenger market shares, as measured in RPKs, of 22.5%.

Operations within Argentina

Since 2005, LAN Argentina has increased its domestic destinations to a total of 14 Argentine cities. It currently operates the domestic network through a fleet of 13 Airbus A320-Family Aircraft.

In the domestic Argentine market, LAN Argentina operates in a regulated environment in which fares sold to Argentine passengers have been subject to minimum and maximum prices that vary per route. On February 3, 2016, the government eliminated the controls that limited the maximum prices while retaining the minimum prices.

Based on internal estimates as of December 31, 2015, our domestic market share in Argentina in terms of capacity (ASKs) was approximately 25%. During this period of time LAN Argentina transported 2.4 million passengers, an increase of 4.1% compared to 2014. The main competitor of LAN Argentina is Aerolíneas Argentinas, a state-owned company that has approximately 69.2% of the total Argentinean domestic capacity as measured in ASK.

Operations within Peru

LAN Peru started operations in 1999 with both domestic and international flights from Lima. Since then, LAN Peru has expanded consistently, consolidating its domestic operations and coverage of the relevant markets with a continued focus on improving our excellence for service.

During 2015 LAN Peru flew to 16 destinations, with nine Airbus A319 and eight Airbus A320 aircraft. With this, LAN Peru has one of the most modern fleets in Latin America, which is ideal for the characteristics of Peruvian routes, as it maximizes available payload in high-altitude airports. In 2015, a total of 6.2 million passengers traveled on LAN Peru’s domestic routes, which represented an increase of 9.9% compared to 2014. According to data provided by the Peruvian General Directorate of Civil Aviation (Dirección General de Aeronáutica Civil or “DGAC”), our domestic market share was 62.1% in 2015, compared to 63.2% in 2014, as measured in number of passengers. Our main competitors in Peru include Avianca, Peruvian Airlines and Star Perú.

Operations within Colombia

Following the acquisition of Aires in 2010, LAN Colombia has successfully restructured the Company’s previous operations in order to achieve LATAM’s standards in terms of security, punctuality, efficiency and service quality. LAN Colombia implemented the low-cost model already operating in the other affiliates domestic markets of Chile, Peru, Argentina and Ecuador, to stimulate demand on domestic flights by providing more Colombian citizens the opportunity to use air transportation.

LAN Colombia continued to expand its network inside the domestic market in 2015, flying to 14 destinations. Additionally, LAN Colombia completed its fleet renewal plan started in 2012, phasing out less-efficient models, replacing the Bombardier Dash aircraft inherited from Aires with aircraft from the Airbus A320-Family. As of December 2015, LAN Colombia serviced its domestic destinations with 15 Airbus A320 aircraft.

In 2015, LAN Colombia transported 4.6 million passengers on domestic flights, 5.2% more than the previous year, ranking as the second-largest operator in the country, with a 18.2% market share measured in passengers onboard, behind Avianca. Other important competitors are VivaColombia and Satena.

Operations within Ecuador

Since beginning operations in 2008, LAN Ecuador has greatly expanded the number of destinations and frequency of flights. As of the end of 2015, LAN Ecuador operated in five domestic destinations: Guayaquil, Quito, Cuenca, Baltra and San Cristobal, with a fleet of three Airbus A319 aircraft.

In 2015, LAN Ecuador transported 1.1 million passengers in the domestic passenger market representing an increase of 1.1% in the number of passengers serviced in 2014. However, LAN Ecuador is positioned as the second largest airline, with a 32.7% share, and its main competitors are the flag carrier Tame and Avianca.

Passenger Alliances and Commercial Agreements

Prior to the combination between LAN and TAM, LAN, LAN Peru, LAN Ecuador and LAN Argentina were members of oneworld®, and TAM was a member of Star Alliance®. In March 2013, LATAM Airlines Group chose oneworld® as the global alliance for all of its airlines. As a result of this decision, LAN Colombia became a member of oneworld® on October 1, 2013, and TAM became a member of oneworld® in March 31, 2014, though TAM Mercosur will join at a future date. Currently, oneworld® is a global marketing alliance comprising of LAN, TAM, airberlin, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar, Royal Jordanian, Sri Lankan and S7. The current members of the oneworld® alliance, including LATAM, serve more than 1,000 destinations in 154 countries, operating over 14,000 daily departures.

The following are our passenger partnerships as of January 2016:

•	American Airlines Group. On January 14th, 2016, we entered into a joint business agreement with American Airlines to strengthen our relationship and provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM. The agreement is subject to regulatory approval in several countries, which could take approximately 12–18 months. In addition, the following LATAM entities have code-sharing agreements in place with the American Airlines Group: LAN, LAN Peru, LAN Argentina, LAN Ecuador, LAN Colombia and TAM. These code-sharing agreements include more than 30 destinations in the United States and Canada.

•	Iberia. On January 14th, 2016, we entered into a joint business agreement with IAG (consisting of British Airways and Iberia) to strengthen our relationship to provide additional benefits for LATAM passengers, including access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM. The agreement is subject to regulatory approval in the several countries, which could take approximately 12–18 months. The first code-sharing agreement between a LATAM entity and Iberia took place in January 2001. Since then, the following LATAM entities have also established code-sharing agreements: LAN Ecuador, LAN Peru, LAN Colombia and TAM. These code-sharing agreements include 184 flights per month and provide access to 23 additional destinations.

•	Qantas. Our code-sharing agrrements with Qantas, initiated in July 2002, currently include seven Santiago-Auckland-Sydney flights operated by LAN and four non-stop Santiago-Sydney flights offered by Qantas. During 2014, LAN and Qantas executed a second code-sharing agreement to connect other South American destinations with New Zealand and Australia.

•	British Airways. On January 14th, 2016, we entered into a joint business agreement with IAG (consisting of British Airways and Iberia) to strengthen our relationship to provide additional benefits for LATAM passengers, including access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM. The agreement is subject to regulatory approval in the several countries, which could take approximately 12–18 months. Since 2007, our code-sharing agreement with British Airways has provided service for British Airways passengers traveling from London to Santiago by way of LAN flights between São Paulo and Santiago. This code-sharing agreement also includes British Airways’ flights between Madrid and London. The September 2015 code sharing agreement between TAM and British Airways also offers six destinations in the United Kingdom through British Airways routes.

•	Lufthansa and Swiss Air: TAM has a code-sharing agreement with Lufthansa and Swiss Air, pursuant to which TAM offers its customers long-haul flights from Brazil to Germany, inside Germany to seven destinations and within Europe to six destinations operated by Lufthansa and Swiss Air. Lufthansa and Swiss Air likewise offer customers seats on TAM’s flights from Brazil to Germany, inside Brazil to 11 destinations, and within South America to three destinations.

•	Aeromexico. The 2004 code-sharing agreement between LAN, LAN Peru and Aeromexico currently contemplates flights from Peru to Mexico and to 18 domestic destinations within Mexico. TAM’s 2012 code-sharing agreement with Aeromexico includes flights between São Paulo and Mexico as well as nine destinations in Brazil and nine destinations in Mexico. Code-share agreement between Aeromexico and LATAM ended on April 2016.

•	Interjet. The 2015 code-sharing agreement between LAN, LAN Peru and TAM with Interjet includes flights from Chile, Peru and Brazil to Mexico. This agreement allows passengers to access more and better connections between South America and Mexico, including 25 domestic destinations of Mexico.

•	All Nippon Airways. In October 2010, TAM initiated a code-sharing agreement with All Nippon Airways to operate between Sao Paulo and Narita, through connections in London. Beginning on March 30, 2014, All Nippon Airways switched its operation to Haneda Airport, giving our passengers access to the preferred airport in Tokyo. During 2014 All Nippon Airways and TAM agreed to expand the code-sharing agreement and implement new routes from South-America to Japan via Europe and North America, subject to required governmental approvals. All Nippon Airways and TAM agreed to end the code-sharing agreement on March 2016.

•	Cathay Pacific. LAN’s 2010 code-sharing agreement with Cathay Pacific includes flights between Santiago and Hong Kong, through connections in Los Angeles, New York and Auckland. LAN Peru’s 2010 code-sharing agreement with Cathay Pacific includes flights between Lima and Hong Kong through connections in Los Angeles and San Francisco.

•	Japan Airlines. LAN’s 2011 code-sharing agreement with Japan Airlines includes flights between Santiago and Tokyo Narita airport through connections in Los Angeles and New York.

•	Jetstar Airways. LAN’s 2015 one-way code-sharing agreement with Jetstar Airways via Auckland provides access for LAN passengers to 15 destinations in New Zealand and some points in Australia.

•	Other alliances and partnerships. TAM also has a code-sharing agreement in place with Air China to operate between São Paulo and Beijing through connections in Madrid. LAN Peru has a code-sharing agreement with Korean Air for flights between Los Angeles and Seoul (operated by Korean Air) and between Los Angeles and Peru (operated by LAN Peru). LAN has a code-sharing agreement with Alaska Airlines, and by the end of 2015, Alaska Airlines and LAN Peru also signed a code-sharing agreement which permits LAN and LAN Peru to provide customers with service between Chile, Peru and destinations in the west coast of the United States and Canada. At the end of 2013, South African Airlines and TAM signed a code-sharing agreement between São Paulo and Johannesburg. This agreement also includes other destinations in South Africa and Brazil. TAM signed a code-sharing agreement with Westjet to provide customers with service between Brazil and relevant destinations in Canada.

Passenger Marketing and Sales

Since the merger in 2012, LATAM Airlines Group has operated under two brands: LAN and TAM. Within the “LAN” and “TAM” brands, we differentiate our marketing strategies between our long-haul and short-haul services.

Our long-haul marketing strategy emphasizes attributes valued by our international customers: a reliable, high-quality service centered on entertainment and comfort for long-haul travel. We also highlight our extensive network covering the most important destinations in South America and the Caribbean and frequent service to major overseas gateways such as New York, Los Angeles, Miami, Orlando, London, Madrid, Paris, Frankfurt, Milan and Sydney. In a continuing effort to fulfill this promise, we continuously improve our cabins and review our service protocols. Our Business Cabin features a premium on-board service aimed to provide our customers with more time to rest. In our Economy Cabin, newly upgraded entertainment units make flying more enjoyable.

In December 2015 we received our first Airbus A350 XWB, a new generation aircraft with new standards of efficiency—with capacity of approximately 348 seats—and with new levels of passenger comfort. See “—International Passenger Operations” for a description of recent improvements to our international fleet. This airplane will offer passengers an even more relaxing flight experience, while reducing the sensation of fatigue, even after long journeys. Until 2015, LATAM’s long-haul fleet had 18 Boeing 787s of the 32 aircraft we ordered. The Company was the first airline in the Americas, and fourth in the world, to receive this model with the latest-generation technology that constituted a breaking point in innovation for the airline industry. The 787 and A350 airplanes will allow us to reach new destinations and boost our existing services while increasing the efficiency of our operations and reduce our carbon footprint.

Our short-haul operations are designed to fit our customers’ needs: punctuality, reliability, increased frequency, modern aircraft and efficient operations. To deliver this value proposition, we have been increasing our fleet and frequencies with more point-to-point flights, improved punctuality and streamlined processes including Internet sales, web and mobile check-in and airport self-check-in.

Additionally, our short-haul fleet has also been renewed by the delivery of more Airbus A320s and A321s. These aircraft also enhance our domestic and our regional fleet by providing high security standards, improvements in the interior cabin design — the upper bins have mirrors that ensure visibility of carryon luggage, among other improvements — and more comfortable and technologically advanced seating, with leather upholstery and more in-flight entertainment screens. Moreover, these aircraft are 13 percent lighter than the aircraft they will replace, resulting in lower fuel consumption and CO2 emissions. See “—Domestic Passenger Operations” for a description of recent initiatives to improve our domestic fleet, including the introduction of modern Airbus A320-Family Aircraft in most of our domestic operations.

Our main concern is to deliver our promise to our customers. Therefore, we constantly monitor customer satisfaction with in-flight surveys and research, and measure our performance against the highest standards. This commitment to excellence has paid off with several prizes and recognitions given by customers and industry experts such as Skytrax’s “2015 Best Airline Staff Service in South America” and Skytrax’s “2015 Best Airline in South America” by the World Airline Awards.

Branding

The “LAN” brand was launched in 2004 and brings together, under one strong international name, all of the affiliate brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina,” “LAN Colombia” and “LAN Ecuador.” The corporate image of LAN is based on two core concepts: reliability and warmth, which support our promise of the best travel experience to, from and within South America. We are also committed to offering our customers the best coverage to, from and within South America, and to promoting sustainable tourism, helping develop the regions where we operate. And by best, we mean providing our customers with an excellent connection network and service; being transparent and accessible; and promoting sustainable tourism in the countries where we do business.

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

In May 2013, TAM also carried out the “A gente faz um mundo por você” (“We make a world for you”) campaign, which reinforced TAM’s focus on service. In line with this vision, TAM’s mission is to be the people’s preferred airline by using joy, creativity, respect and responsibility. Based on this strategic brand positioning, TAM seeks to offer accessibility to all of those who value an efficient, rewarding, safe and hassle-free experience.

In 2014 LAN and TAM began a process to redefine the future brand strategy and in August 2015 announced their new name and logo. The brand change will begin to be implemented in the first semester of 2016.

Distribution Channels

The Company is commited to be the preferred choice of passengers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for the easiest interaction for our clients, in sales and services alike. Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (includes website, mobile and smart business), and accounted for approximately 52% of the total passengers in 2015. These direct channels support sales and service, before and after the flight if the passenger so requires.

The e-Business channel is an integral part of our commercial, marketing and service efforts, and during 2015 our Internet-related sales achived a better channel mix with an increase of 1.8 percentage points out of total sales in terms of revenue. The Company will continue to improve our websites, so that the technological platforms will be able to support the expected future growth.

Our digital strategy includes mobile applications that provide information to our passengers regarding their trip. These applications improve management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and will serve as a new direct sales channel.

Our city ticket offices support the growth of our operations, establishing a sales and service channel, while contact-centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian).

Indirect channels currently include travel agencies, general sales agencies, direct channels from others airlines and also new players, such as online agencies, and accounted for a 48% of the total passengers in 2015.

Frequent Flyer Programs

During the year 2015, both LAN and TAM operated their independent loyalty programs, LANPASS and TAM Fidelidade, respectively, even though passengers enrolled in both programs were able to accumulate and redeem kilometers/points on any flight of the network managed by the two airlines and their associates.

Additionally, LATAM continued working on the cross recognition of these programs to offer their members similar features and benefits, in line with the process of harmonization of operations to which the company is committed in all areas. The initiatives include cross-level recognition of all members, for example, by allowing LANPASS members to upgrade on TAM flights and TAM Fidelidade members to upgrade on LAN flights, in addition to having the same services at the airport, among other advances.

During 2016 LANPASS and TAM Fidelidade will continue their programs harmonization efforts and will offer new cross benefits for their members.

LANPASS

LAN’s frequent Flyer Program is a key element of LAN’s marketing and loyalty strategy. The objective of LANPASS is to reward customer loyalty, and, as a result, generate incremental revenue and customer retention. Worldwide, as of December 31, 2015, LANPASS had 11.3 million members, an increase of 14% over 2014.

LANPASS members earn LANPASS kilometers in their accounts based on distance flown, class of ticket purchased and the elite level, or by using services of other partners in the LANPASS program. Customers can redeem kilometers for free tickets or other products in an online catalogue. Under our current frequent flyer program, our passengers are grouped in four different elite levels based on their flying behavior: Premium, Premium Silver, Comodoro and Black. These different groups determine which benefits customers are eligible to receive, such as free upgrades on a space-available basis, VIP lounge access and preferred boarding and check-in. These categories have their equivalent in the oneworld® alliance: Ruby for Premium, Sapphire for Premium Silver and Emerald for both Comodoro and Black.

In 2015 LANPASS had an increase of 18% in kilometers redeemed in award tickets, and 40% in kilometers redeemed in non-flight products. LANPASS has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina, Uruguay, the United States and Colombia, including Banco de Bogotá and Occidente, which are both members of Grupo Aval. These partnerships give our customers the opportunity to earn additional kilometers for using their services. Regarding Chile, in 2014 Santander and LANPASS renewed their exclusive co-branding agreement for five more years, from 2016 to 2020, continuing a union which for 20 years has allowed thousands of members to accumulate kilometers to travel to Chile and the world.

In the non-banking segment, LANPASS continues to leverage its members’ purchase behavior to partner with leading players in the markets and become the most attractive loyalty program in the home markets. In past years, LANPASS has entered into new industries, such as retail, supermarkets, automotive, real estate, drugstores and health care centers.

The LANPASS frequent flyer program aims to be the leading loyalty program in all of LAN’s home markets. In the past few years, LAN has implemented a number of marketing initiatives to increase customer’s engagement and activity with the program in all of its markets. In 2015, membership in LANPASS continued growing by 10% in Chile, 17% in Perú, 19% in Argentina, 8% in Ecuador, 16% in Colombia and 8% in the United States.

TAM Fidelidade

TAM’s frequent flyer program, TAM Fidelidade, was the first loyalty program launched by a Brazilian airline and represents a key element in TAM’s marketing strategy. LATAM believes TAM Fidelidade, like LANPASS, is one of the most flexible loyalty programs in the market because it imposes no restrictions on flights or the number of seats available when members redeem accumulated points. TAM Fidelidade currently has more than 12.7 million members, which represents an increase of 8% compared to 11.7 million members in 2014.

Similarly to LANPASS, members of TAM Fidelidade receive benefits and increased points for miles flown depending on their elite level, allowing them to accrue redeemable points for free travel more quickly. TAM Fidelidade customers are classified in four different elite levels: Azul, Vermelho, Vermelho Plus and Black. The equivalents in the oneworld® alliance are as follows: Ruby for Azul, Sapphire for Vermelho, and Emerald for both Vermelho Plus and Black.

Multiplus

In 2009, TAM launched Multiplus, a company designed to create a broader network in which TAM’s customers can earn points through the TAM Fidelidade program. Multiplus is a coalition of loyalty programs that permits the accrual of points for redemption from products and services offered by many different partner companies; not just TAM. We believe this expanded network acts as a sales channel for TAM, helping to capture and retain customers and increase sales. It is attractive to our less-frequent flyers because it allows them to accrue loyalty points in many ways besides flying. In 2015, the non-air accrual reached 15% of the total points. At the end of 2015, Multiplus had more than 400 partners and approximately 14.2 million participants that can accrue Multiplus points directly (Tam Fidelidade, co-branded cards, apps, retail partners, etc.) and indirectly (by transferring points from a partner program) in over 13,000 retail establishments.

Multiplus became a publicly traded company in Brazil, following its initial public offering in February 2010. TAM continues to own 72.74% of the ordinary shares of Multiplus.

On December 10, 2009, Multiplus entered into an Operating Agreement with TAM Linhas Aéreas (TLA), effective as of January 1, 2010, which established the terms and conditions governing the relationship with TLA. Under the Operating Agreement, Multiplus became responsible for, among other duties, processing information on accumulating and redeeming points under the TAM Loyalty Program and delivering awards to the members of said program, in accordance with the rules of the TAM Loyalty Program and the Multiplus network. The Operating Agreement is valid for 15 years and is automatically renewed every five years.

On March 1, 2013, the companies approved a new amendment to the Operating Agreement (“11th Amendment”), effective as of June 1, 2013. This amendment extends the previously existing terms and conditions, but includes a more objective procedure for setting the ticket acquisition price to be paid by Multiplus and the point price to be paid by TLA. The amendment provides that, after a transition phase completed in 2014, the price to be paid by Multiplus per 10,000 points will be adjusted to reflect the price variation of airline tickets in the market, but will be subject to a band of plus/minus 5%. In case of major changes in the airline industry, the companies agreed to negotiate in good faith a fair solution that takes into account such industry changes.

Aiming to increase the value created to Multiplus and LATAM shareholders, and to upgrade alignment of interests between Multiplus and TAM, on May 4, 2015, the companies approved a new amendment to the Operating Agreement (“14th Amendment”), effective immediately. This amendment provides that the cost for each 10,000 points redeemed on TAM Linhas Aéreas S.A. air tickets shall be approximately 3% less than Multiplus’s current prices paid for those 10,000 points. Furthermore, it established that from December 1, 2015, fixed prices for air tickets will come into force with objective rules for annual price adjustments for the purchase of air tickets, paid by Multiplus to TAM Linhas Aéreas S.A. The fixed prices of each seat have been determined by both companies as a function of the market (domestic and international), fare class, demand, season, distance and flight origin/destination.

The remaining provisions established in the original Operating Agreement, including, without limitation, those relating to reciprocal exclusivity, term of effectiveness and situations for termination with or without cause, remained, in their essence, unchanged.

On December 14, 2015, Multiplus’ Board of Directors approved the management proposal for the constitution of a limited company, with the name of “Multiplus Corretora de Seguros Ltda.,” for the purpose of developing an insurance brokerage business, in particular, in the area of basic insurance, damage insurance, life insurance (for individuals), capitalization, retirement plans and health insurance, in accordance with the business plan drawn up by Multiplus’ management. The start of operations by the new company will be subject to obtaining appropriate licences and authorizations from the Brazilian Superintendency for Private Insurance (Superintendência de Seguros Privados “SUSEP”). This project is in line with Multiplus’ main objectives of creating a differentiated experience to its participants, offering a new source for accrual of points and generating value to its shareholders.

Cargo Operations

Our Cargo division operates internationally and domestically through subsidiaries and affiliates under the LAN Cargo and TAM Cargo brands, which have significant market recognition. Our cargo business generally operates on the same route network used by our passenger airline business. It includes approximately 140 destinations, of which approximately 129 are served by passenger and/or freighter aircraft and approximately 11 are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	2015	2014	2013

ATKs (millions)	7,082.8	7,219.7	7,651.9
RTKs (millions)	3,797.0	4,317.2	4,446.7
Weight of cargo carried (thousands of tons)	1,008,7	1,102.2	1,146.6
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	35.0	39.7	41.7
Total cargo load factor (%)	53.6%	59.8%	58.4%

We derive our revenues roughly equally between the transport of cargo as follows:

Bellies of our passenger aircraft. We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy to increase our competitiveness by enhancing our belly offering.

Dedicated freighter fleet. As of December 31, 2015, our dedicated freighter fleet consisted of eight Boeing 767-300 freighters, with a capacity for 58 structural tons (52.7 tonnes) of freight each, and three Boeing 777-200 freighters, with a capacity of 102 structural tons (102 metric tons) of freight each. In 2015 we continued working on a freighter fleet optimization program, subleasing two under-used Freighters: one B767-300F and one B777-200F, and an additional two other B767-300Fs. Our freighter fleet program has two main focus areas: the first one is supporting the group’s belly business, improving the load factor by feeding cargo into our passenger routes, and the second is providing our customers flexibility in time and destinations. With these two points we are complementing and enhancing our network. In Latin America, the principal origins of our cargo are Chile, Colombia, Perú, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. This demand is mainly concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia.

For our southbound flights, Brazil is the main import market. Southbound demand is mainly concentrated in a small number of product categories including high-tech equipment, electronics, auto parts and pharmaceuticals.

Brazil is the largest of our cargo domestic operations where TAM Cargo remains the market leader, carrying cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export-oriented companies and individual consumers. In order to maintain its leadership, TAM Cargo continues to invest in infrastructure, service and security in key cargo terminals.

The United States accounts for the majority of the cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods transported by air to Latin American countries. As a result of this, our international cargo operations are headquartered in Miami. This geographical location is a natural gateway between Latin America and the United States. We also transport cargo to and from eight destinations in Europe: London, Madrid, Milan, Paris, Barcelona, Frankfurt, Amsterdam and Basilea. The first six are served via passenger aircraft, and additionally we serve Amsterdam, Frankfurt and Basilea through freighter operations.

During 2015, cargo traffic decreased 8.5%, mainly due to a strong decline in Brazilian imports, resulting from economic weakeness and currency depreciation in Brazil. However, Latin American exports remain at healthy levels, partially offset by a contraction of seed and fresh fruit exports from Chile.

Competition has increased in the region as international and regional carriers added additional capacity to service cargo operations. Despite this increase in competition, we have been able to maintain solid market shares through an efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, AVIANCA Cargo, Atlas Air and American Airlines. On the Latin America-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Emirates Airlines.

Cargo Agreements

During 2015 we signed an Enhanced Cargo Transfer and Service Agreement with China Airlines. This agreement, together with the agreements signed in 2014 with Korean Air and Cathay Pacific, allowed us to achieve greater visibility, improved support and better service recovery in this market, expanding further our network between Latin America and Asia. We also have interline, code-sharing and other commercial agreements with other Asian carriers such as JAL, China Airlines, Air China and Nippon Cargo Airlines. Under these agreements, we receive space allocations to move our cargo from the main gateways in Asia to hubs in the United States—Los Angeles, New York and Miami—and also in Europe, where we can connect with our cargo network. In exchange, we provide these airlines with space from these same hubs in the United States and Europe to all of our Latin American destinations and also provide them with westbound cargo.

Marketing and Sales

Our sales and marketing efforts are carried out directly where we have a local office, or through general sales agents. In total, we have over 30 international offices. In Latin America, we have our own offices in all key markets. In the United States, we have offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe, we have offices in Frankfurt, Amsterdam, Madrid and Paris and use agents in other key cities. In Asia, we have a sales office in Hong Kong, and in other cities our sales efforts are conducted through general sales agents. In total, we maintain a network of more than 30 independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes the combination of our unique freighter and passenger aircraft cargo network, which offers a wide variety of reliable cargo routing possibilities with different pricing options; a strong connectivity to, from and within Latin America and a clear focus on providing a high-quality service for our clients. Our offering allows our customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments and other types of cargo.

During 2015 we focused our efforts on various aspects of our value chain to improve our customer experience. We improved connectivity and reception times at several key hubs, became more electronically integrated with customers by providing more accurate and timely information, and continued to enhance our customer service through consolidation of our worldwide customer care teams and continuous improvement initiatives at our contact centers. Additionally, we began transporting pharmaceutical products in certain routes, with cargo processes that require strict temperature control and special handling.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2015, we operated a fleet of 327 aircraft, comprised of 316 passenger aircraft and 11 cargo aircraft. Additionally, four cargo aircraft were subleased to third parties.

	Number of aircraft in operation
	Total	Owned(1)	Operating Lease	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(2)
Airbus A320-Family Aircraft
Airbus A319-100	50	38	12	4.4	8.5
Airbus A320-200	154	95	59	3.3	7.6
Airbus A321-200	36	26	10	9.9	2.3
Airbus A330-Family Aircraft
Airbus A330-200	10	8	2	0.8	13.4
Airbus A350-Family Aircraft
Airbus A350-900	1	1	0	0	0.1
Boeing Aircraft
Boeing 767-300ER	38	34	4	2.8	7.9
Boeing B787-8	10	6	4	10.1	2.1
Boeing B787-9	7	3	4	11.3	0.5
Boeing B777-300ER	10	4	6	3.0	4.7

Total passenger aircraft	316	215	101	4.6	6.9
Cargo aircraft
Boeing 767-300 Freighter (3)	11	8	3	2.9	12.1
Boeing 777-200 Freighter (4)	4	2	2	1.3	5.0
Total cargo aircraft	15	10	5	2.3	10,18
Total fleet	331	225	106	4.5	7.0

(1) Aircraft included within property, plant and equipment.

(2) All passenger aircraft bellies are available for cargo.

(3) In 2014, two cargo aircraft Boeing 767-300 Freighter were subleased to a third party. In 2015, one cargo aircraft Boeing 767-300 Freighter was subleased to a third party.

(4) In 2015, one cargo aircraft Boeing 777-200 Freighter was subleased to a third party.

The daily average hourly utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below.

	2015	2014	2013

Passenger aircraft
Airbus A340-300	7.3	6.7	5.8
Boeing 767-300 ER	11.3	10.5	10.1
Boeing 787	11.7	10.5	5.6
Airbus A320-Family	9.5	9.8	10.3
Boeing 777	12.2	12.9	13.6
Airbus A330	6.2	7.0	10.3
Airbus A350	0.8	-	-
Cargo aircraft
Boeing 767-300 Freighter	10.9	9.5	10.0
Boeing 777-200 Freighter	13.0	13.2	13.3

We operate different aircraft types, as we perform various different services ranging from short-haul domestic and regional trips to long-haul transcontinental flights. We have selected our aircraft based on their ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights, we principally operate the Airbus A320-Family Aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to operating leases or has been purchased directly from Airbus pursuant to various purchase agreements since 1999.

For long-haul passenger and cargo flights, we operate the Airbus A330-200 aircraft, the Boeing 767-300 passenger and cargo aircraft, the Boeing 787-8 and Boeing B787-9 aircraft, and the Boeing 777 passenger and cargo aircraft.

Fleet Leasing and Financing Arrangements

LATAM’s financing and leasing methods include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure operating leases. As of December 31, 2015, LATAM had 331 aircraft, of which one was in the redelivery process, three on ground and four subleased to third parties, resulting in 323 aircraft in operation. Of the aircraft, in operation 157 are operated by LAN and 166 aircraft are operated by TAM.

As of December 31, 2015, LATAM’s operating fleet was comprised of 189 financial leases, 23 tax leases, 96 operating leases, five aircraft as loan guarantees and 10 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured for a 12-year period. LATAM has 44 aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 78 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s operating lease maturities range from three to 12 years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or group of banks) as counterparty; however, the tax leases also include third parties. In terms of interest rates, 70.7% of our aircraft debt has a fixed rate and the balance has floating rate debt based on USD LIBOR. Going forward, LATAM will be the entity that takes delivery and acts as the lessee on all related leases of all aircraft for the group and has the ability to sublease them to other airlines of the group.

In order to reduce TAM’s balance sheet FX exposure to the Brazilian real, as part of the integration plan following the merger with TAM, we plan to transfer the majority of the TAM aircraft under financial leases up to the LATAM level. As of December 31, 2015, we have transferred 38 aircraft to LATAM, including five transferred during 2015. This program has helped reduce the exposure to less than US$1 billion. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

Maintenance

LATAM’s Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

LATAM Line Maintenance

Our Line Maintenance Network (the “Network”) provides a full range of aircraft maintenance services to ensure our fleet operates safely and in compliance with all local and international regulations. In addition, we strive to provide the best experience to our passengers, through the highest standards of On Time Performance and Cabin Impeccability.

The network serves over 190 destinations, which are staffed by over 4,000 LATAM maintenance professionals. In 2015, the Network effectively applied over 2.2 million man hours of preventive and corrective maintenance tasks on the LATAM fleet. We also rely on certified third party services in a few destinations where it is economically convenient, such as in Frankfurt, where we are served by Lufthansa Technik, and in Milan, where we are served by Air France-KLM.

Since 2010, maintenance in LATAM Airlines has transformed its productive and support processes using the LEAN methodology. As part of this transformation, the development of computerized systems has led to greater automation and integration of processes, offering more sustainability and scalability of the planning, productive and operational processes. The transformation has also made our technicians more productive, improved response times in contingencies and simplified maintenance processes, making them more visible to the whole organization.

In 2015, more than 300 iPads were deployed in the Spanish-speaking countries of the Network in order to realize the full potential of its computerized systems. In 2016, another 300 iPads will be deployed to the Brazilian portion of the Network, in order to:

1)	Provide fast and simplified access to technical documents through a native app called Content Management System (CMS Mobile);

2)	Provide access to our Maintenance System called Maintenix and the inhouse coordination apps; and

3)	Improve our internal communication through message and video call apps.

Two of the main computerized maintenance systems are MaintCraft and MaintControl. MaintCraft is a web-based software that optimizes the planning process of daily Maintenance tasks in each Maintenance station, according to each station’s resources. MaintControl is an inhouse-developed app for the iPad, which manages the execution of the planned tasks of MaintCraft through a friendly interface, showing all the tasks that each technician has to perform throughout the shift. MaintControl also serves as a platform where the maintenance leaders can monitor their team’s progress and solve problems that arise. MaintCraft and MaintControl have already been implemented in Santiago, Chile, and will be deployed in the rest of the Spanish-speaking countries and Brazil in 2016.

In addition, in 2015 there were important improvements in the network infrastructure. The most important one is the construction of the all-new LATAM Hangar at the Miami International Airport. This Hangar reinforces Miami as a strategic Maintenance station in the Northern Hemisphere, complementing the capacity of Chile, Peru and Brazil. The new LATAM Hangar improves the flexibility of the Network by allowing the performance of tasks that previously might be restricted because of adverse weather conditions and environmental authority restrictions. Examples of these tasks are the A-Checks and Engine Changes. Also, Miami presents a strategic geographic advantage in obtaining supplies and services, as well as a wider range of providers to cover complex Maintenance tasks. The Hangar and the surrounding infrastructure comprise more than 66,000 square feet and involved an investment of 15 million U.S. dollars.

In order to strictly comply with applicable regulations, all of our maintenance operations are supervised and audited by the local authorities and international entities around the Network, such as DGAC Chile, ANAC Brazil, the Federal Aviation Administration in the United States (“FAA”), The International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for the aircraft registered in the certificating jurisdictions. Our repair station holds FAA Part-145 certifications under these approvals. In addition, to ensure the best capabilities in our personnel needed for a safe, accurate and on-time Line Maintenance, we seek to improve our technicians’ skills through extensive training programs at Technical Training LATAM Center and specific training programs designed and dictated by our partnerships. Also, the Fleet and Engineering teams participate actively in periodic airline Fleet Reliability meetings, where we share best industry practices and updates of the latest Line Maintenance trends and top technical issues.

LATAM MRO

LATAM MRO, part of LATAM’S Engineering and Maintenance VP, is responsible for our heavy maintenance (airframe) and components shops facilities that are equipped and certified to service our fleet of Airbus and Boeing aircraft. Our two MRO facilities, one in São Carlos (Brazil) and one in Santiago (Chile), provide 73% of all heavy maintenance services that the LATAM Airlines Group demands. The services not executed internally are contracted between our extensive network of MRO partners around the globe. Both MRO facilities are FAA Part-145 certified repair stations. We occasionally perform certain heavy maintenance and component services for other airlines or OEMs. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries.

In MRO São Carlos (TAM MRO), we are prepared to service up to eight aircraft (narrow body and wide bodies) simultaneously with a dedicated hangar for stripping and painting. In that facility we also have 22 technical component shops, including a full Landing Gear repair & overhaul shop, Hydraulics, Pneumatics, Electronics (ATEC), Electrical Components, Electroplating, Composites, Wheels & Brakes, Interiors and Emergency Equipment shops. This facility has a total area of 400 ha and a hangar area of 100,000 m², with a dedicated runway of 1,720 meters. MRO São Carlos is certified and audited by major international aeronautical authorities such as FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), Transport Canada (“TC”) , among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family (A318, A319, A320 and A321) and Airbus A330, Boeing 767, ATR-42/72 and the Embraer E-Jet 170/190 families. The MRO also has some minor capabilities for the repair and overhaul of Airbus A340 and Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing simultaneously one wide body aircraft and two narrow body aircraft. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for Heavy Maintenance for the Airbus A320-Family (A319, A320 and A321) and Boeing 767. MRO Santiago has eight shops prepared to support hangar activities such as cabin shops, galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including installation of IFE (in-flight entertainment) equipment and blended winglets in the Boeing 767 fleet.

During 2015, LATAM MRO effectively applied 1.2 million man-hours (increasing 2.7% from 2014) in more than 400 services, including C checks (116) and Special Checks (300) for the LATAM fleet. Our shops delivered more than 60,000 components and performed 13 landing gear overhauls.

In 2015 we increased our external MRO network, leading us to the successful execution of our first C-Checks on our B787 fleet at Etihad MRO in Abu Dhabi, United Arab Emirates. In addition, during 2015 LATAM MRO installed our new on-board wireless entertainment system, which is already available on 65% of our narrow body fleet of both LAN and TAM aircraft.

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

Prior to the merger, both LAN and TAM had internal divisions in charge of the management of safety and security matters. The divisions that currently support these functions are: Safety Management, Security Management, Emergency Response Management, Safety & Security Audit Management and Safety and Occupational Health Management. These divisions function on the basis of uniform policies and procedures issued from the Corporate Safety and Security Vicepresidency located in Santiago de Chile, and that are also represented in each affiliated company.

Organization of the LATAM Safety and Security Vicepresidency

Safety Management Corporate

We give high priority to providing safe and reliable air service. We have unified our Safety Management under a single organization (Corporate) that is responsible for the definition of processes and procedures for the LATAM SMS and for the oversight of the subsidiaries that apply and implement those processes and procedures.

Both LAN and TAM have safety management systems (“SMS”) documentation that provides clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure in the airline.

Both systems are IOSA certified and have a Safety Senior Manager who is responsible for each system implementation and for setting standardized procedures for measuring the quality and safety of services provided by companies or professional contractors that affect the operational safety of this organization.

Our Corporate Operational Safety Organization consists of three main areas:

•             Risk Management, which is responsible for identifying hazards, assessing the risks and coordinating with operational areas (flight, maintenance, and ground and cargo operations). Risk Management operates the hazard identifying tools implemented in LATAM Airlines Group (Reports, Investigations, Change Management, LOSA and Flight Data Analysis);

•             Safety Assurance and Safety Promotion, which is responsible for managing all Safety Indicators used to monitor safety in our operations, and for promoting a Safety Culture through communication and training. This includes the Safety and Security Audit Management area, which has the mission of advising Senior Management on issues related to plan and control, design, implementation, maintenance, documentation and observation of the improvement of the LATAM Safety and Quality Management System. This also includes coordination and execution of an annual audit of operational processes, ensuring that the internal auditors follow the Quality System procedures and detect proactively the way to address any possible untreated risk; and

•             Technical Support, which is responsible for the maintenance of all software that is required to support the other areas, principally Flight Data and Safety Management in the AQD.

The Risk Management division is organized as follows:

Flight Data Monitoring and Flight Safety

The Flight Data Monitoring area is responsible for the maintenance and administration of recorded flight data and safety-related databases and software.

Flight Operations Quality Assurance (“FOQA”): LATAM has a Flight Data Monitoring (“FDM”) program implemented for collecting, processing and analyzing all flights for LATAM’s fleet in its Aircraft Operator Certificates (“AOC”). This program utilizes the data to produce statistical information to verify that recommended standard operational procedures are correctly deserved, and to make changes if required as well as other safety-related measures. We have started the development of a maintenance variation for the same aircraft types which will monitor the engines, flight controls and general performance of the airplanes.

This program is combined with the flight safety analysis and related follow-up that result from Safety e-reports, Change Management and anonymous reporting, and from proactive risk assessments when new factors appear on the operation.

Maintenance Safety

The Maintenance Safety area oversees our maintenance safety measures and investigates maintenance-related incidents using the Maintenance Error Decision Aid (“MEDA”) methodology.

Cabin Safety Coordinator

The Cabin Safety area coordinator is responsible for managing the safety of aircraft cabins, cabin safety investigations, cabin passengers and flight attendants.

Investigation and Safety Information Management Coordination

All information regarding safety-related incidents is entered into dedicated software, where it is analyzed according to potential risk. Important incidents are investigated thoroughly. Each particular incident requiring corrective action is addressed accordingly with the assistance of the corporate operational safety directory.

Line Operations Safety Audit (“LOSA”)

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

Human Factor Program

A team of Human Factor Specialists is dedicated to implementing a Fatigue Risk Management System (“FRMS”) program throughout LATAM and Just Culture principles.

Security Management Corporate

The Company has to ensure adequate security protection for all of its flights, aircraft, passengers, crew members, ground personnel, airport facilities and other services related to the commercial civil aviation against any threat or unlawful action.

We have implemented corporate policies and a quality management system through the planning of audits and inspections designed to detect any lack of security in our operations and to prevent acts of unlawful interference. Risk analysis is used to determine different levels of security to be implemented in international and domestic operations.

Security Corporate Managers in LAN and TAM have the responsibility of evaluating, analyzing and assigning risk levels (high, medium or low) to international and domestic operations, and proposing security procedures for each scenario. The security management is controlled in all processes and audited following an annual program.

Emergency Response Management Corporate

The emergency response management team is responsible for the administration of the Emergency Response Plan (“ERP”). It has been developed for the effective management of different kinds of emergencies (aircraft accidents, natural disasters, strikes and pandemics) with the purpose of mitigating the impacts of emergencies on passengers and their relatives, as well as on our operations. The ERP includes, among others, Emergency Process and Procedures, Emergency control centers, Relatives & Passengers Assistance Team, Notification Team, Aircraft Recovery, and a “Go Team” which is a special team that will be dispatched in the case of an emergency and will assume the responsibility of emergency management.

Safety and Occupational Health Management

The main objective of the Safety and Occupational Health Management program is to ensure the safety and health of workers at work, by advising, managing and helping the company prevent occupational accidents and diseases through the identification and control of occupational hazards and medical surveillance. We have a dedicated team of professionals (engineers, doctors, risk prevention experts and paramedics), who constantly develop activities aimed at protecting LATAM employees.

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations. On the other hand, in the year 2015 due to the significant drop in the international price of crude oil, LATAM also saw a drop in its jet fuel costs. In 2015, total fuel costs represented 27.6% of our total operating expenses. The into-wing price for 2015 (average fuel price plus taxes and transportation costs, including hedge) was US$2.19 per gallon, representing a decrease of 36.0% from the 2014 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31, (1)
	2015	2014	2013
Fuel consumption (thousands of gallons)	1,221,096.9	1,219,882.7	1,266,718.6
ASKs Equivalent (millions)	208,857.1	206,197.9	212,236.8
Fuel consumption (thousands of gallons) per ASK Equivalent (millions)	58.5	59.2	59.7
Total fuel costs (US$ thousands)	2,651,067	4,167,030	4,414,249
Cost per gallon (US$)	2.19	3.42	3.48
Total fuel costs as a percentage of total operating expenses	27.58%	34.85%	34.97%

(1)	See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2015 compared to year ended December 31, 2014.” Total fuel costs (US$ thousands) include Hedging gains/losses.

Our fuel supply arrangements vary by airport and are distributed among 32 providers, but are mainly concentrated in Brazil (43%), Chile (13%), the United States (12%) and Perú (10%). During 2015, we negotiated our fuel supply in major European, North American and South American airports.

In 2015, we also signed a long term contract with our Brazilian suppliers, which meant a renewal of our agreements. In Miami, our main airport in the United States, we renewed our contract with WFS, securing our supply in a complex market.

In Argentina, Colombia, Ecuador, Mexico and Paraguay, we continued working with our current suppliers (including Raizen/Shell, YPF, Petrobras, Petroperu, Repsol, Petroecuador, Terpel and Axion, among others.) regarding our fuel supply arrangements in these countries, and many of these supply agreements will be renegotiated during 2016.

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

We also operate significant ground facilities and services through TAM’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2013, we inaugurated two new facilities for ground handling equipment maintenance and repair, at São Paulo’s Guarulhos Airport with 9,000 m² and at Rio de Janeiro’s Galeão Airport with 4,000 m².

Finally, we incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, duty-free in-flight sales, other maintenance, storage and customs, handling and activities and revenues of Multiplus. In 2015, LATAM generated other revenues of US$385.8 million from ancillary activities.

Insurance

We maintain insurance policies as required by law and in accordance with the terms of all aircraft leasing agreements which LATAM and its affiliates and subsidiaries own, are responsible for or operate. The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third-party legal liability for passengers, cargo, baggage and injuries to third parties on the ground. Our current policies, which are in force through April 1, 2017 and are renewed annually, follow the best practices adopted by the international civil aviation industry.

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

Information Technology

Passenger Service Systems

As part of the Single Agenda of Transformation of the Customer Experience at LATAM, we have redefined our travel experience model and will continue to redesign our passenger service systems with the aim of providing a unified experience to our customers. Since the 2012 merger of LAN and TAM, a series of projects have been implemented to communicate the unification of the companies to our customers. Intense efforts have been made to standardize processes such as passenger recognition, attention at contact centers, sales offices and airports, in-flight services, e-commerce and loyalty programs. However, many of these efforts are partial pending full unification of the two companies’ processes and systems, which is still ongoing.

In 2014, we redefined our travel experience model based on the needs of our target customer, reinforcing six key elements:

•	Transparency of information;

•	Early solutions;

•	Passenger choice;

•	Digital simplicity;

•	End-to-end rapidity; and

•	Care for our customer.

All these elements call for the development of new processes with strong technological support. This, in turn, requires a robust and consistent technological model to meet the new standard of service we offer to passengers and guarantee the continuity of business processes.

In order to address this challenge, we drew up an aggressive and robust three-year plan of work, with focus on the customer throughout 2015. This plan includes the design of new processes and the selection of the definitive platforms that will be part of LATAM Airlines Group’s new solution. Under this plan, we will review the current status of each area of work involved in the travel experience, compare it to the desired technological end state, and establish a roadmap that is consistent with both customer perceptions and internal processes. Examples of the many areas of work to be considered include:

•	Boosting the passenger mobile and web applications, into which almost all the processes used by our customers can gradually be included, in accordance with the concepts of self-management and simplicity;

•	Mobile application for personnel in contact with customers both at the airport and through in-flight services, with online provision of the information required to offer the best passenger service from any location;

•	Management of contingencies, providing information tools to both the customer and our contact personnel, notification of passengers through special channels, information about flights and contingencies at all times, self-management of flight options and automatic reassignment tools;

•	Airport self-service both at multi-function kiosks and in baggage self-labeling processes;

•	Unification of the customer database for effective recognition that permits a consistent service;

•	Unification of the LAN and TAM passenger loyalty programs, including categories unification, accrual unificated process, upgrade unificated process, etc., while still remaining under separate currency management

In 2015 the focus of the implementation of the road map has been on projects to transform the customer experience for our customers:

•	Onboard service: for example, the growth of a mobile platform for passenger service crews;

•	Airports: for example, the selection of self-service platform (Kiosks), special services management processes, ground handling management processes;

•	Contingency: for example, mobile platform for agents to manage the contingency processes and disruption information to passengers on flight status;

•	Contact Center: for example, unification of technology platforms, efficient care processes and improving processes for passengers;

•	Loyalty and customers: for example, the cross-recognition of benefits of our frequent flyer programs and the unified LATAM commercial website;Traditional Channels: improving and unifying service platforms; and

•	Digital Channels: displaying transactions and information in order improve service for passengers.

During 2016 we expect to continue our efforts to transform the travel experience for our passengers.

Implementation of many of these processes also calls for consistent work to unify customer service support systems. To this end, work has been undertaken to select the necessary end-game tools that meet the identified challenges and is compatible with our technological standards. In furtherance of this goal, we have either selected the best tools already available at LAN or TAM or have opted to implement new external tools, after a selection process.

The design and implementation of this plan for the next three years form part of the Single Agenda of Transformation of the Customer Experience at LATAM.

LATAM PSS Migration and Digital Platform

Prior to the 2012 merger, LAN and TAM worked with different solutions, TAM with Amadeus and LAN with SABRE. LATAM has since decided to unify the Passenger Service Platform in an effort to obtain operational and financial synergies. As a result, the PSS Migration Program began in 2014.

After running a Request for Proposal (“RFP”) process with both current providers, SABRE and Amadeus, in May 2015 LATAM signed a 10-year contract with SABRE. Since June 2015, LATAM and SABRE have jointly started the execution of PSS Migration. As the unification of our systems is a top priority for LATAM, the Go Live date will be published no later than Q2 2016, as soon as LATAM and SABRE finalize solution designs, migration strategies and integration plans.

LATAM has announced that, in parallel with the PSS migration, it will make an important investment in its digital platform as part of its strategy to improve services and its customers’ travel experience. Through innovation and best practices, the digital platform will focus on the business priorities for e-commerce and mobile solutions. Since 2015, a dedicated team has worked on enhancements to the digital platform based on a long-term Digital Strategy and Roadmap Plan.

Maintenance

Since 2010 LAN has used the MXI (Maintenix) solution for maintenance of its fleets in accordance with aviation regulations. This solution integrates Maintenance and Procurement and Logistical Management of Components (parts and spares) processes in a single IT tool.

In 2013, TAM began a Maintenix implementation project that is scheduled for completion by the end of 2016. This project includes standardization of LAN’s and TAM’s maintenance processes, permitting optimization of stocks of components and seeking to take advantage of synergies in the maintenance process, while maintaining operational safety as the key pillar. This solution also takes into account the specific nature of financial, accounting and tax processes in Brazil.

In 2015, LATAM began the implementation of an Electronic Library in a Content Management System (“CMS”) solution with the Flat Iron Partner, allowing for an electronic collection of all technical manuals, repair documentation, diagrams, and other documents, thereby improving the access and the quality of the information. In 2015, LAN mechanics in the field were provided tablets, for use in consulting all this electronic information online. This solution is expected to be implemented by TAM during the first quarter of 2016.

In 2014, LATAM began the implementation of a Wireless IFE in the Airbus 320, 319 and 318 Fleet. This system allows passengers to use their own PED (Personal Electronic Device) to access all the contents of entertainments, flight information, etc. Currently LATAM has equipped 182 airplanes with this modern systems, with the goal of completeing implementation in the entire fleet by mid-2016.

ERP LATAM

As part of the integration of LATAM’s systems, in January 2015, TAM implemented the SAP platform (ERP ECC 6.0, EHP 3.0) as adapted to Brazil’s financial and procurement needs. This project unifies LATAM Airlines Group’s information systems, and integrates finance and procurement processes, standardizes the technological platform for these processes and consolidates the Group’s organizational structure, resulting in better control mechanisms and a greater analytical capacity to support decision-making. Since its completion, the project has been controlled by the SAP team, which is responsible for business continuity and support.

We have also taken steps to integrate all of the LATAM Airlines Group’s human resources processes and technological platforms. Our goal is to implement in TAM the SAP modules for Payroll, Personnel Administration, Organizational Development, Compensation, Recruitment and Selection. This project is scheduled to be in operation in the second quarter of 2016.

Central IT

At the level of Central IT, we follow two main strategies:

1.	Implemention of software developments, including implementation of cloud infrastructure in order to improve time to market for the business; and

2.	Implemention of an IT processes transformation project in all IT areas, from project design to platfoms provisioning, in order to improve time to market and obtain significant cost efficiencies.

At present, LATAM has two data centers in Chile and one in Brazil. Design and configuration of two data centers and a Disaster Response Plan (“DRP”) for LATAM was completed at the end of the second quarter of 2015 and their implementation will begin in 2016. For 2016, DRP proofs of concepts in cloud environments will start in the 3rd Quarter.

Communications and Telephony

LATAM Airlines has a full IP telephony solution, including services like video conference platforms, to facilitate communications between our global workforce. Also, in 2016 LATAM Airlines will put in place an RFP for all telecommunication, telephony and networking solutions. This cost-saving measure is expected to be implemented by the end of 2016.

Regulation

Below is a brief reference to the material effects of aeronautical and other regulations in force in each of the relevant jurisdictions in which LAN and its subsidiaries operate.

Chile

Aeronautical Regulation

Both the DGAC and the JAC oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC establishes the main commercial policies for the aviation industry in Chile and regulates the assignment of international routes and the compliance with certain insurance requirements, while the DGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Chile is a contracting state, as well as a permanent member, of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transportation. The ICAO establishes technical standards for the international aviation industry, which Chilean authorities have incorporated into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all relevant technical standards.

Route Rights

Domestic Routes. Chilean airlines are not required to obtain permits in order to carry passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening of the Chilean domestic skies. This was confirmed on November 2013, and has been in force since that date.

International Routes. As an airline providing services on international routes, LAN is also subject to a variety of bilateral civil air transportation agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transportation agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions.

Airfare Pricing Policy. Chilean airlines are permitted to establish their own domestic and international fares without government regulation. For more information, see “—Antitrust Regulation” below. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations in Chile consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least 20 days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least 10 days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance.

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

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us in Chile, except for environmental laws and regulations of general applicability. There is no noise restriction regulation currently applicable to aircraft in Chile. However, Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile. The proposed regulation will require all such aircraft to comply with certain noise restrictions, referred to in the market as Stage 3 standards. LAN’s fleet already complies with the proposed restrictions, so we do not believe that enactment of the proposed standards would impose a material burden on us.

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

Route Rights

Domestic Routes. In Argentina, airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes, and to comply with the technical requirements established by the local authority. There are no regulatory barriers preventing a foreign airline from creating an Argentine subsidiary and entering the Argentine domestic market using that subsidiary. However, ownership of such subsidiary by the foreign airline may not be direct, but through a subsidiary formed in Argentina, which in turn may be directly or indirectly owned by the foreign company. However, such subsidiary should operate Argentine-registered aircraft and employ Argentine aeronautical personnel.

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

Airfare Pricing Policy. Argentine airlines are permitted to establish their own international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. However, there are government-fixed minimum prices for domestic flights. Government-fixed maximum prices were in place until February 3, 2016, when the government eliminated the controls that limited the maximum prices, while retaining the minimum prices.

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

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft or that otherwise affect us in Argentina, except for environmental laws and regulations of general applicability and noise-restriction regulation currently applicable to aircraft in Argentina. Any aircraft operated by an Argentinean airline should comply with certain noise restrictions, specifically with Stage 3 standards, as set forth in chapter 91.805 of the Argentinean civilian aviation regulations (Regulaciones Argentinas de Aviación Civil) referred to in the market as Stage 3 standards. LAN’s fleet already complies with the proposed restrictions, so we do not believe that enactment of the proposed standards would impose a material burden on us.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the PDGAC awards it through a public auction for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route, although that has never happened in practice.

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

Registration of Aircraft. Aircraft registration in Peru is governed by the Peruvian Civil Aviation Law. In order to own and register a Peruvian aircraft, the following conditions shall apply:

•	In case of a natural person, the owner shall be a Peruvian citizen; or in case of a foreign person, the owner shall be permanently domiciled in Peru; or

•	In case of a legal entity, it shall be incorporated in and having its domicile and principal place of business in Peru among other requirements established in article 47 of the Peruvian Civil Aviation Law.

•	Aircraft owned by non-Peruvian citizens or entities with domicile in Peru may also be registered in Peru but only if the aircraft is used for general, and not commercial, aviation. Registration of any aircraft can be cancelled if it is not in compliance with the requirements for registration mentioned above and, in particular, if the aircraft does not comply with any applicable safety requirements specified by the PDGAC.

Safety. Peruvian law allows the use of aircraft that are registered either with the PDGAC or with an equivalent supervisory body in a country other than Peru. All aircraft must have a valid certificate of airworthiness issued by either the PDGAC or an equivalent non-Peruvian supervisory entity. In addition, the PDGAC will issue maintenance permits to a Peruvian airline as long as the PDGAC has assessed the airline’s maintenance capabilities. The PDGAC has approved our maintenance operations. Only PDGAC-certified maintenance facilities or facilities certified by an equivalent non-Peruvian supervisory body in the country where the aircraft is registered may maintain and repair the aircraft operated by Peruvian airlines. Aircraft maintenance personnel at such facilities must also be certified either by the PDGAC or an equivalent non-Peruvian supervisory body before being appointed to any aircraft maintenance positions.

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

Environmental and Noise Regulation. There are no specific material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise materially affect us in Peru, except for environmental laws and regulations of general applicability. There are noise restriction regulations currently applicable to aircraft in Peru. LAN’s fleet complies with the proposed restrictions, so they do not impose a material burden on us.

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

The EDGAC also must comply with the standards and recommended methods of ICAO since Ecuador is a signatory of the 1944 Chicago Convention.

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

Safety. In order to ensure aviation safety, the EDGAC requires that the airline hold an Air Operator Certificate and have Operating Specifications that are examined technically and rigorously to ensure compliance with the Civil Aviation Technical Regulations, which are essentially the same as the Federal Aviation Regulations (“FAR”) of the FAA. They cover matters of aircraft airworthiness, certification of maintenance facilities and oversight by the EDGAC.

Security. The governing rules also apply to security in respect of the EDGAC. There are regulations, manuals and procedures on airport security overseen by the EDGAC.

Airport Policy. The international airports in Quito and Guayaquil are managed under administrative concessions, and the EDGAC merely controls air traffic. Fees for the use of airport facilities, terminal fees, landing fees and parking fees are all overseen and collected by the operator. Over-flight and approach fees are controlled and collected by the EDGAC.

Environmental and Noise Regulation. Aircraft must comply with the standards of category 3 under Ecuadorian applicable noise regulations, as set forth in Executive Decree (Decreto Ejecutivo) 1,405, enacted on October 24, 2008, which provides certain technical specific criteria. Beginning in May 2010, aircraft must comply with standards of category 4 under cited regulation. Category 3 provides for compliance with ICAO regulations and technical conditions mandatory in the United States of America.

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

Authorizations and Licenses

LAN is authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Chile and points in the United States and beyond (via intermediate points in other countries). LAN holds the necessary authorizations from the DOT in the form of a foreign air carrier permit, Exemption Authorizations and Statements of Authorization to conduct current operations to and from the United States. Exemptions and Statements of Authorization are temporary in nature and are subject to renewal and therefore there can be no assurance that any particular exemption or statement of authorization will be renewed. LAN’s foreign air carrier permit has no expiration date, while a renewal of the exemption authorization (which includes the open skies traffic rights) was timely filed, and the Authority was automatically extended until such time as the DOT issues the renewal order. LAN intends to request the inclusion of the open skies rights into our foreign air carrier permit, which would eliminate our need to renew the exemption authority in the future.

The FAA is engaged in the regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. LAN currently holds FAA operations specifications under Part 129 of the FAR in compliance in all material respects with all requirements necessary to maintain in good standing its operations specifications issued by the FAA. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily or revoke permanently our authority if an airline fails to comply with the regulations, and can assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

Security. On November 19, 2001, the Congress of the United States passed, and the president signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration (“TSA”), which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$2.50 per segment passenger security fee, subject to a US$10 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated, and the TSA has implemented, numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

Noise Restrictions. Under the Airport Noise and Capacity Act of 1990 (“ANCA”), and related FAA regulations, aircraft that fly to the United States must comply with certain Stage 3 noise restrictions, which are currently the most stringent FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements.

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the United States, legislation known as the “Vision 100—Century of Aviation Reauthorization Act,” which was signed into law in December 2003, required the FAA to issue regulations implementing Stage 4 noise standards consistent with recommendations adopted by the ICAO. FAA regulations require all aircraft designed and certified after January 1, 2006 to comply with Stage 4 noise restrictions.

FAA regulations also require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our entire fleet meets these requirements.

Brazil

Aeronautical Regulation

The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Civil Aviation Secretary, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing its activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control) (“DECEA”),which is a public secretary also subordinated to the Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially (with the exception of Guarulhos International Airport, Viracopos International Airport and Brasilia International Airport, which were privatized in 2012 and are administrated by concession agreement).

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

Safety. ANAC requires that all Brazilian aircraft have a valid certificate of airworthiness issued by ANAC. In addition, ANAC will not issue maintenance permits to a Brazilian airline until it has assessed the airline’s maintenance capabilities. ANAC renews maintenance permits annually and has approved our maintenance operations. Only ANAC certifies aircraft maintenance services and its personnel.

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

In the same line, as of April 1, 2012 there is no longer any restriction on top level fares published by the airlines or with respect to the obligations for air carriers to report to the Aeronautical civil entity the fares and conditions the day after being published.

Administrative fares are not subject to any changes, and its charge is an obligation for the transport of passengers under Aeronautical Civil Regulations.

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

Since October 1997, LAN Airlines S.A. and LAN Express follow a self-regulatory plan, which was modified and approved by the Tribunal de la Libre Competencia (the Competition Court) in July 2005, and further in September 2011. In February 2010, the Fiscalía Nacional Economica (the National Economic Prosecutor’s Office) finalized the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

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

Chile

On September 21, 2011, the TDLC issued the Decision with respect to the consultation procedure initiated on January 28, 2011 in connection with the proposed combination. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

•	exchange of certain slots in the Guarulhos Airport at Sao Paulo, Brazil;

•	extension of the frequent flyer program to airlines operating or willing to operate the Santiago-Sao Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the merger;

•	execution of interline agreements with airlines operating the Santiago-Sao Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;

•	certain capacity and other transitory restrictions applicable to the Santiago-São Paulo route;

•	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;

•	the obligation of LATAM to renounce to one global airline alliance within 24 months from the date in which the merger becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;

•	certain restrictions on code-sharing agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or Gol for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements;

•	the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Perú and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LAN;

•	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;

•	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;

•	certain restrictions regarding incentives to travel agencies;

•	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;

•	certain transitory restrictions on increasing fares in the Santiago-Sao Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and

•	engaging an independent consultant, expert in airline operations, which for 36 months, and in coordination with the FNE, will monitor and audit compliance with the conditions imposed by the Decision.

On or about June 2015, the FNE initiated a legal claim against LATAM before the TDLC alleging that LATAM was not complying with certain mitigation conditions related to the code share agreements with airlines outside LATAM’s global alliance as referenced above. Although LATAM opposed this allegation and responded the claim accordingly, a settlement agreement was reached between the FNE and LATAM. The Settlement Agreement approved by the TDLC on December 22, 2015 terminated the legal proceeding initiated by the FNE and did not include conclude any violation of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Agreement did establish the obligation of LATAM to amend/terminate certain code share agreements and contract an independent third party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Agreement.

Brazil

The Brazilian Council for Economic Defense – CADE approved the LAN/TAM merger by unanimous decision during the hearing session of December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was part (Star Alliance or oneworld®); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago do Chile. These impositions are in line with the mitigation measures adopted by the TDLC, in Chile.

C. ORGANIZATIONAL STRUCTURE

LATAM Airlines Group is a company primarily involved in the transportation of passengers and cargo. Our operations are carried out principally by LAN, and by a number of different subsidiaries and affiliates, including TAM. As of January 31, 2015, in the passenger business we operated through seven main airlines: LATAM Airlines Group S.A. (which does business under the name “LAN Airlines”), incorporated in Chile, Transporte Aéreo S.A. (which does business under the name “LAN Express”), a Chilean subsidiary, LAN Peru S.A. (“LAN Peru”), a Peruvian subsidiary, Aerolane, an Ecuadorian subsidiary, Líneas Aéreas Nacionales del Ecuador S.A. (“LAN Ecuador”), and Ecuadorian subsidiary, LAN Argentina S.A. (“LAN Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración Regional, Aires S.A. (which does business under the name “LAN Colombia”), a Colombian subsidiary, TAM Linhas Aereas S.A. (“TAM Linhas Aereas”) incorporated in Brazil; and Transportes Aéreos del Mercosur S.A. (TAM Mercosur”), a Paraguayan subsidiary).

As of January 31, 2016 we held a 100% stake in LAN Express through direct and indirect interests, a 70% stake in LAN Peru through direct and indirect interests, a 55.00% stake of the voting shares of LAN Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LAN Ecuador, a 95% indirect stake in LAN Argentina, a 99.09% indirect stake in LAN Colombia and a 100.00% stake of the non-voting shares of TAM, and 19.42% of the voting shares and 100% of the non-voting of Holdco I S.A., who has 100.00% of the voting shares of TAM. Following changes in Brazilian law, which now permit foreign persons to own up to 49% of the voting capital of Brazilian airlines, on April 20, 2016, we increased our ownership of the voting shares of Holdco I S.A. to 48.99%. For a description of the 2012 combination with TAM, including TAM’s operating structure, see “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.”

Our cargo operations are carried out by our subsidiaries and affiliates, including TAM Linhas Aereas and LAN Cargo. Our cargo operations are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”) in Colombia. As of January 31, 2016, we indirectly held 100% of the non-voting shares and 24.99% of the voting shares of MasAir, 100% of the non-voting shares and 20% of the voting shares of ABSA, and a 90% stake in LANCO through direct and indirect participations. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of ABSA. Following the business combination between LAN and TAM, we have coordinated the operations of ABSA and TAM Cargo in Brazil. In the cargo business, we market ourselves primarily under the LAN Cargo brand internationally and the TAM Cargo brand in Brazil.

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

In addition, we occupy 17,715 square feet for our executive offices in a more central location of Santiago, Chile. This space includes five floors owned by LATAM in one building and 16 leased floors in an adjacent building.

Furthermore, during 2011 we acquired a new floor at the Arrau Building in Santiago, Chile, consisting of 11,840 square feet.

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

During 2013, we began to develop a series of infrastructure projects, the most significant of which is the construction of a north platform which allows for an additional 13 new A320 aircraft parking spaces. During 2013, a significant part of this project was completed, including five new parking spaces for A320 aircraft. Additionally during 2013, parking capacity for vehicles was increased by 135 new spaces.

During 2014 these Facilities were completed and delivered to operation.

Miami Facilities

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 44,650 square feet corporate building, a 380,000 square feet cargo warehouse (including a 116,670 square meter cooling area) and a 783,000 square feet aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. The rent we pay annually for all facilities total US$746,000.

In October 2015, LATAM Airlines Group inaugurated a new hangar for a Boeing B777 plane. The property has a 50,785 square feet aircraft maintenance space in addition to a 32,440 square feet area designated for office space. The final project cost was $15 million.

Other Facilities

We own a building and sixteen acres of land on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. As of February 28, 2014, this facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft.

Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our subsidiaries that operate import customs warehouses, utilizes an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square feet building was developed in conjunction with two other operators. We have leased these facilities since 2004 and we will continue to operate there until December 2016.

In March 2015 LAN launched its new VIP lounge in Santiago de Chile Airport. An area of 2.200 m2 was built to house more than 450 passengers, with areas for resting, work, entertainment, bathrooms and shower services.

LAN Peru’s Property, Plant and Equipment

LAN Peru has approximately 19,000 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 7,000 m2

Sales Offices: 2,000 m2

Concessions airports: 10,000 m2

We also own 166,840 square feet of land near the Lima airport, where we built training facilities for our flight and cabin crews , with capacity for two flight simulators (Airbus A320 and Boeing 767), facilities for emergency evacuation practice (including a pool to practice ditching) and classrooms. In addition, in 2010 we leased a piece of land and hangar inside the Lima airport for our maintenance facilities that was rented to LAN Peru for an initial period of five years, which was renewed in February 2015. The new maintenance facilities have approximately 3,500 m² of space, a hangar with a covered area of approximately 6,500 m² (space for three Airbus A320s or one Boeing 767) plus an out platform of approximately 3,500 m².

Finally, we are renting eight floors in a building and three floors in another building for our corporate facilities. We are also renting 23 commercial offices around the country.

LAN Colombia’s Property, Plant and Equipment

LAN Colombia has approximately 27,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 4,500 m2

Sales Offices: 1,700 m2

Concessions airports: 21,300 m2

During 2012, new administrative and operational offices were created in the Logistic center (PARQUE DEL SOL) near the El Dorado airport in Bogotá, covering 11,500 square feet.

During November 2013, a new VIP lounge covering 690 m2 in the El Dorado Airport in Bogotá was completed.

During 2014 there was a complete renovation of the Hangar Aircraft Parking, which now has space for three A320 aircraft.

LAN Ecuador’s Property, Plant and Equipment

LAN Ecuador has approximately 14,500 m2 built. All facilities are leased and are distributed as follows:

Administrative Offices: 1,600 m2

Sales Offices: 1,000 m2

Concessions airports: 11,900 m2

The New Quito Airport in Ecuador was opened in 2013, LAN Ecuador spent approximately US$4.5 million for facilities and infrastructure investments at this new airport. During the construction period, LAN Ecuador (and other airlines) was required to make significant investments for airport infrastructure.

In 2012, LAN began the construction of new facilities for Andes, a company that performs ground service aircraft handling services for LAN Ecuador and acts as an airport service provider. The Andes facilities cover 3,134 m2 and included an investment of US$2.5 million. A new facility for line maintenance and operations was also constructed. The maintenance facility covers an area of 1,300 m2 and included an investment of US$2 million. Both facilities were built on land concessioned by QUIPORT and were opened during the first quarter of 2013.

LAN Argentina’s Property, Plant and Equipment

LAN Argentina has approximately 192,670 square feet built. All facilities are leased and are distributed as follows:

Administrative Offices: 71,042 square feet

Sales Offices: 27,986 square feet

Concessions airports: 93,646 square feet

We also have a maintenance base in Argentina with a hangar of 26,900 square feet, 9,600 square feet of offices, 1,070 square feet of workshops and an exterior platform of 5,300 square feet. This facility is meant for the parking and maintenance of A320 aircraft and it is capable of providing full maintenance, including C-Checks.

In December 2012, LAN Argentina launched its new VIP lounge in Terminal B of the Ezeiza Airport. An area of 6,458 square feet was built to house more than 150 passengers, with areas for resting, work, entertainment, bathrooms and shower services.

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

Base Maintenance

At Hangars II and V in Congonhas Airport, which TAM leases for approximately R$ 287,000 per month from Infraero Concessionary, TAM has 15,650 m² of offices and hangars with about 1,050 workstations. This site also houses the areas of Aircraft Maintenance, Procurement and Logistics of Aeronautical Materials and Retrofitting.

Other Facilities

In São Paulo, TAM has other facilities such as: Commercial Headquarters, an old Pantanal office, located 7.0 km from Congonhas Airport, with 540 m² leased area; Uniform Building, with 890 m2, exclusive use for storage and delivery of uniforms; and a Call Center Building at Rua Augusta with 3,199 m2 leased and all the infrastructure service, distributed over 5 floors (plus a ground floor and a basement) that currently holds about 400 workstations and support rooms (meetings / training / dining room / coordination) of the operations of Call Center Reservations, Talk to People and Backoffice Tam Cargo.

TAM also has the following offices: Multiplus Office, located at Alphaville in Barueri city, with 800 m2 leased; TAM Viagens Office, with 1,895 m2 leased; and one Store of TAM Viagens, at Rua Bela Cintra with 158 m2 leased. In Guarulhos, TAM has a total area of approximately 12,894 m2 distributed in the Passenger Terminal, Operational Areas such as Check-in, Ticket Sales, Check Out, Operations Areas, VIP Lounges, Aircraft Maintenance, GSE, Cargo Terminal, Distribution Centers, etc. The Cargo Terminal has 164 m2 of office and 8,534 m2 of open area. The Distribution Centre Supplies area has 3,030 m2.

TAM has a total of 45 online sites and 10 offline/chartering/high season sites in Brazil. Outside of Brazil, TAM has a total of 30 sites in 6,300 m², including 20 online sites and 10 offline/chartering/high season sites. TAM also has 166 franchised stores of TAM Viagens through Brazil.

Headquarters of the Presidency

Finished in 2013, the headquarters of the Presidency and strategic areas has an area of 5,066 m², space for 641 workstations and a total investment of R$ 12.0 million. The headquarters is located at the Tower Bridge Building, located in Brooklin region.

New Administrative Headquarters

Finished in 2015, the new office has an area of 12,195 m², with 10 floors (2 half-floors) and 1 mezzanine, in about 1,500 workstations, in a total investment of R$ 23.9 million. The new office is located at Espaço Empresarial Nações Unidas (EENU), in the Chacára Santo Antonio region. With the new space, the Company terminated the contract lease of hangar 7 in Congonhas, keeping one hangar as a Marketing Strategy.

Building Improvements

There are ongoing works in the Hangars 2 and 5 located at Congonhas Airport, planned to be completed during the first half of 2016, with an expected investment of R$ 17.9 million for approximately 5700 m², and once works on both hangars are completed, Hangar 8 will be returned. Work on Hangar 3 will be completed in the first quarter of 2016, with an expected investment R$ 6.0 million for approximately 6000 m².

New Facilities

TAM concluded several projects for new facilities in 2014 and 2015, the most significant of which was a new cargo terminal in Manaus that integrates the operations of ABSA and TAM Cargo in the city and has a cargo space of about 4,700 m²; the construction of a new GSE area in Florianópolis with an area of approximately 400 m²; the construction of a new GSE area in Vitória with 255 m² and a new distribution center for supplies in Guarulhos, with an area of approximately 3,035 m². In total, TAM spent approximately R$30 million on these projects in 2014. Additonally, we built TPS 3 offices in Guarulhos airport at terminal 3, with 2100 m².

TAM also completed several projects for new facilities in 2014 and 2015, the most significant of which are a new cargo terminal in Guarulhos that integrates the operations of ABSA and TAM Cargo in Guarulhos, with a cargo space of about 6,500 m² in a land of about 15,434 m²; the construction of a new VIP Lounge in Guarulhos Airport with 1,900 m2; and investments of R$ 20 million targeted to general improvements of GSE facilities throughout Brazil.

Another project under consideration is a new hangar in Guarulhos Airport for narrow and wide body aircraft maintenance. This new hangar is still under review, but is expected to be complete in the first half of 2016. The new facilities will receive an investment of R$ 110 million in 2017.

In addition to the projects mentioned above, some large airports in Brazil, including Guarulhos, Natal and Viracopos, have undergone major structural reforms promoted by the government, which required investments of R$8.2 million for modernization of our facilities. These projects were directly related to the 2014 World Cup.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.

The summary consolidated annual financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2015, approximately 83.1% of our revenues came from passenger revenues, 13.1% came from our cargo business, and the remaining 3.8% from other operating revenues. Other operating revenue consists primarily in revenues generated from tour operator services, aircraft leases, on-board sales, third-party maintenance, ground handling, customs and storage brokerage operations.

Our operating environment in 2015 was marked by continued capacity rationalization in both cargo and Brazilian passenger operations compared with 2014, coupled with a generally weaker macroeconomic environment in Latin America, including slower GDP growth or GDP contraction trends, and weaker currencies in most countries. Specifically in Brazil the macroeconomic environment was marked by political corruption issues leading to a decrease in business and consumer confidence levels.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity and the attractiveness of the destinations that we serve. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers, or ASKs, which represents the number of seats we make available for sale, multiplied by the kilometers flown. We measure traffic in RPKs, as the number of passengers on our flights multiplied by the number of kilometers flown. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Finally, we use yield, revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—A. Selected Financial Data.”

Passenger demand over the past years has been affected as a result of weaker economic environments in some Latin American countries, reflected in slower GDP trends and depreciated currencies, and increases in competition from operators to South America and within the region.

During 2015, domestic operations in the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to show moderate growth in terms of traffic and remained very profitable, in spite of the economic slowdown in some countries. Our SSC business in 2015 grew at a higher pace than in 2014, as we increased capacity by 4.8% as compared to 2014, while passenger traffic as measured in RPKs increased by 5.3%, allowing for an improvement of 0.4 percentage points in load factors, reaching 80.9%. However, yields in the SSC domestic markets continue to be under pressure due to the depreciation of local currencies, mainly the Colombian and Argentinian peso which depreciated an average of 33.0% and 51.3% respectively, as compared to 2014. In particular, on December 17, 2015, the new Argentinean government removed currency controls and allowed release the restrictions related to the Argentinean currency to float freely, generating a devaluation of roughly 30% in one day. The combination of moderate growth and devaluation of the Argentinian currency resulted in a 9.0% decline in revenue per ASK as compared to 2014.

In 2015 LATAM started to reduce capacity in our Brazilian operations in order to adapt to a weaker economy and the depreciation of the local currency, which have negatively impacted our results. In this context, and in line with the current dynamics of domestic industry, TAM reduced capacity by 2.5% as measured in ASK during 2015 while passenger traffic as measured in RPKs decreased by 2.6%, resulting on a reduction of 0.1% in load factors, reaching 81.6%. As a result, TAM ended the year with a decrease of 3.5% in our revenues per ASK in Brazilian reais as compared to 2014.

In our international operations, we increased our passenger capacity by adding new destinations and strengthening the use of our regional hubs, consistent with the Company’s focus on network improvements. Additionally, we have seen a more significant increase in intraregional competition during the year, where operators—formerly domestic operators—are strengthening their regional flights; and where the situation in Venezuela has led to the redirection of capacity to other markets within the region. In addition, the depreciation of some local currencies, especially the Brazilian reais, has adversely affected our international demand. Furthermore, the Brazilian international passenger results were also affected by lower corporate travel to and from Brazil due to the weaker macroeconomic scenario in the country. During 2015, the international business unit increased capacity by 6.4% while traffic as measured in RPK increased 5.4%, leading to a reduction of 0.8 percentage points in load factors, reaching 84.6%, resulting in a decrease of 15.5% in the revenue per ASK (RASK).

Overall, LATAM has focused on improving our product and connectivity with international passengers. We have implemented initiatives such as Wireless in-flight Entertainment System in most of the narrow body fleet, allowing our passengers access to digital content on their own device and advances in the construction of the main hub of the company at Guarulhos airport in São Paulo, where LATAM already moved all of its operations to the new Terminal 3, and where the Company was able to substantially improve its connection times to offer a much more attractive product for its passengers. Additionally, in 2015 we received new aircraft models such as B787-9 and A350-900 and, during May 2015, LATAM inaugurated a new VIP lounge at the airport in Santiago which will be important in helping to create the best experience for our passengers.

Cargo Operations

Our cargo operations depend on exports from and imports to South America and are, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are also affected by our capacity, traffic, load factors and yield. Our capacity is measured in terms of available ton kilometers, or ATKs, which represents the number of tons available for the transportation of cargo, multiplied by the kilometers flown. We measure traffic in revenue ton kilometers, or RTKs, as the amount of cargo loads (measured in tons) multiplied by the number of kilometers flown. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers.

Finally, we use yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo one kilometer. See “Item 3. Key Information—A. Selected Financial Data.”

We have designed our operations, route network and commercial strategies with the flexibility required to respond to changing conditions. In the cargo business, it is important to differentiate between what has been our business northbound—exports from the region to North America and Europe—and our business southbound—imports to the region, where Brazil is the main import market.

Since 2012, the environment for the freighter business, and therefore for LATAM’s cargo business unit, has been complicated. The global freight markets have remained weak, and Latin America has not been an exception. In addition, freighter and passenger operators have increased cargo capacity in the region. These factors have put significant pressure on cargo yields.

During 2015, cargo traffic decreased 12.0%, reflecting a challenging scenario in Latin American cargo markets mainly due to a strong decline in Brazilian imports affected by its economic decline and currency devaluation. However, Latin American exports remain at healthy levels, partially offset by a contraction of seed and fresh fruits exports from Chile.

As a result, the Company continues with a rational and disciplined approach toward freighter capacity utilization, while focused on maximizing the belly utilization of the Company’s passenger fleet. In this regard, in 2015 the Company sub-leased one of its 767-300Fs and one of its 777-200Fs to for a period of three years a company operating in a different market. Overall, capacity decreased by 1.9% in 2015, resulting in a load factor of 53.6%, which represents a decrease of 6.2 percentage points as compared to 2014. As a result, the 11.8% decline in the cargo yields led to a contraction of the revenues per ATK of 20.9%.

Cost Structure

LATAM Airlines Group’s costs are driven by the size of our operations, fuel prices, fleet costs and exchange rates. Our operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses. The following is a discussion of the drivers of the most important costs.

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. At the end of 2014, fuel prices were low principally because of an increase in production of Shale Gas in the United States, resulting in a price war among the exporter countries. At the beginning of 2015, fuel followed the same trend due to the agreement reached by Iran and the largest economies regarding Iran’s nuclear program, ending the penalties imposed on oil exports. Also, economic weakness in China and Europe, due to the uncertain situation in Greece, put more pressure on oil prices. In the second half of 2015, the worries regarding the Chinese economy, and increased competition between the United States, Russia and OPEC members with respect to market share on oil sales, led to an additional decrease in fuel prices. Although we have implemented a number of strategies to mitigate the impact of the volatility of fuel prices, such as fuel-hedging policies and the use of pass-through mechanisms, it is unlikely that we will be able to fully protect ourselves against the volatility of fuel costs. In addition, during periods in which fuel prices decrease, as during 2015, a fuel-hedging program may prevent us from realizing the full benefit of the lower fuel prices. Moreover, another important driver that affects the cost of fuel is the amount of gallons consumed during the year, resulting from the size of our operation, the efficiency of the fleet and efficiency programs.

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

Results of Operation

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2015 compared to year ended December 31, 2014.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2015, and December 31, 2014. For certain operating data during these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2015	2014	2015	2014
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2015/2014 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	8,410.6	10,380.1	86.4%	85.8%	(19.0)%
Cargo	1,329.4	1,713.4	13.6%	14.2%	(22.4)%
Total operating revenues	9,740.0	12,093.5	100.0%	100.0%	(19.5)%
Cost of sales	(7,636.7)	(9,624.5)	(78.4)%	(79.6)%	(20.7)%
Gross margin	2,103.3	2,469.0	21.6%	20.4%	(14.8)%
Other operating income	385.8	377.6	4.0%	3.1%	2.2%
Distribution costs	(783.3)	(957.1)	(8.0)%	(7.9)%	(18.2)%
Administrative expenses	(878.0)	(980.7)	(9.0)%	(8.1)%	(10.5)%
Other operating expenses	(324.0)	(401.0)	(3.3)%	(3.3)%	(19.2)%
Financial income	75.1	90.5	0.8%	0.7%	(17.0)%
Financial costs	(413.4)	(430.0)	(4.2)%	(3.6)%	(3.8)%
Share of profit of investments accounted for using the equity method	0.0	(6.5)	0.0%	(0.1)%	100.6%
Foreign exchange gains/(losses)	(467.9)	(130.2)	(4.8)%	(1.1)%	459.4%
Result of indexation units	0.5	0	0.0%	0.0%	6,771.4%
Other gains/(losses)	(55.3)	33.5	(0.5)%	0.3%	(265.1)%
Income (loss) before income taxes	(357.1)	65.2	(3.7)%	0.5%	(647.7)%
Income (loss) tax expense	178.4	(292.4)	1.8%	(2.4)%	161.0%
Net income (loss) for the period	(178.7)	(227.2)	(1.8)%	(1.9)%	(21.3)%
Income (loss) for the period attributable to the parent company’s equity holders	(219.2)	(260.0)	(2.2)%	(2.2)%	(15,7)%
Income (loss) for the period attributable to non-controlling interests	40.5	32.8	0.4%	0.3%	23.5%
Net income (loss) for the period	(178.7)	(227.2)	(1.8)%	(1.9)%	(21.3)%

Earnings per share
Basic earnings per share (US$)	(0.40193)	(0.47656)	n.a.	n.a.	(15.7)%
Diluted earnings per share (US$)	(0.40193)	(0.47656)	n.a.	n.a.	(15.7)%

*              The abbreviation “n.a.” means not available.

Net Loss

Net loss for the year ended December 31, 2015 equaled US$ 178.7 million, representing a decrease of US$ 48.5 million from a net loss of US$227.2 million in 2014. Net loss attributable to the parents of the company increased to US$ 219.3 million in 2015 from US$260.0 million in 2014. Results for 2015 include an US$ 80 million provision recognized during the fourth quarter of the year related to aircraft redelivery costs associated with the phase out of the Airbus A330 fleet expected to occur during 2016 (for more information, see Financial Statements Note 26 (e) – Restructuring Costs). Results were also impacted by a foreign exchange loss of US$ 467.9 million, mainly resulting from the 49.0% depreciation of the Brazilian real between December 31, 2014 and December 31, 2015 and a US$41.0 million charge related to the adjustment in the exchange rate of cash held in Venezuela, as compared to a foreign exchange loss of US$130.2 million in 2014.

Operating Revenues

Our total operating revenues decreased by 19.5% to US$ 9,740.0 million in the year ended December 31, 2015 compared to revenues of US$ 12,093.5 million in 2014. The 2015 decrease in operating revenues was attributable to a 19.0% decrease in passenger revenues, and a 22.4% decrease in cargo revenues. Passenger and cargo revenues accounted for 86.4% and 13.6% of total operating revenues in 2015, respectively.

Our consolidated passenger revenues decreased by 19.0% to US$8,410.6 million in 2015 from US$10,380.1 million in 2014, as a result of a decrease of 21.4% in our unit revenues (“RASK”). Our capacity increased by 3.1%. The increase in capacity was a result of a 6.4% increase in our international operations and a 4.8% increase in our domestic Spanish-speaking countries operations, and was partially offset by a decrease of 2.5% in capacity in our domestic Brazil operations. Decreases in RASK reflect a decrease of 21.1% in consolidated yields, resulting from the slowdown in economic activity in the region and depreciation of local currencies, mainly in Brazil.

Cargo revenues decreased by 22.4%, to US$1,329.4 million in 2015 from US$1,713.4 million in 2014, as a result of a decrease of 1.9% in capacity (ATK) and a decrease of 20.9% in unit revenues (“RATK”). Capacity decreased in our cargo operations mainly as a result of a reduced freighter operation and the sub-lease of 2 additional aircraft to another company. Decreases in RATK reflect the still challenging cargo scenario in South America and in particular the weakness of the imports into the region, mainly in Brazil, which have affected our cargo yields, which decreased by 11.8% in 2015 as compared to 2014.

Cost of Sales

Cost of sales decreased by 20.7% to US$7,636.7 million in the year ended December 31, 2015 from US$9,624.5 million in 2014, mainly due to lower fuel expenses in the year. As a percentage of total operating revenues, cost of sales decreased from 79.6% in 2014 to 78.4% in 2015.

The table below presents cost of sales information for the fiscal year ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	2015	2014	2015/2014 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	9,740.0	12,093.5	100.0%	100.0%	(19.5)%
Cost of sales	(7,636.7)	(9,624.5)	(78.4)%	(79.6)%	(20.7)%
Aircraft Fuel	(2,651.1)	(4,167.0)	(27.2)%	(34.5)%	(36.4)%
Wages and Benefits	(1,553.8)	(1,751.3)	(16.0)%	(14.5)%	(11.3)%
Other Rental and Landing Fees	(1,109.8)	(1,327.2)	(11.4)%	(11.0)%	(16.4)%
Depreciation and Amortization	(934.4)	(991.3)	(9.6)%	(8.2)%	(5.7)%
Aircraft Rentals	(525.1)	(521.4)	(5.4)%	(4.3)%	0.7%
Aircraft Maintenance	(437.2)	(452.7)	(4.5)%	(3.7)%	(3.4)%
Passenger Services	(295.4)	(300.3)	(3.0)%	(2.5)%	(1.6)%
Other Costs of Sales	(129.9)	(113.3)	(1.3)%	(0.9)%	(14.6)%

The decrease in cost of sales was driven by lower aircraft fuel expenses, which decreased by 36.4% to US$2,651.1 million in 2015 as a result of a 40.2% decrease in the full year average fuel price (excluding hedge losses). In addition, LATAM recognized a net loss of US$239.4 million in fuel hedging in 2015, compared to the fuel hedge loss of US$108.8 million in 2014. The Company also recognized a US$19.2 million hedge gain related to foreign currency contracts, which were recognized in the fuel cost line.

Depreciation and amortization decreased by US$56.9 million, amounting to US$934.4 million, which represents a decrease of 5.7% despite the increase in modern owned aircraft, mainly as a result of the phase out of leased aircraft with the consequent decrease in maintenance depreciation and the positive impact of the depreciation of the Brazilian real in the year as compared to 2014.

Other rental and landing fees decreased by 16.4% to US$1,109.8 million in 2015 from U$1,327.2 million in 2014, mainly resulting from lower aeronautical rates related to the depreciation of local currencies.

Aircraft maintenance expenses decreased by 3.4%, from US$452.7 million in 2014 to US$437.2 million in 2015, mainly as a result of fleet renewal initiatives and reduced operations.

Aircraft rentals increased by 0.7% to US$525.1 million in 2015 from US$521.4 million in 2014 despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s), whereas returned aircraft have mainly been older and smaller models (i.e. Airbus A319, Dash8 Q400 aircraft).

Passenger service expenses decreased by 1.6%, to US$295.4 million in 2015 compared to US$300.3 million in 2014, despite maintaining flat the number of passengers transported, mainly due a decrease in passenger compensations and the positive effect of the depreciation of the Brazilian real in suppliers.

As a result of the above, gross margin decreased by 14.8% from US$2,469.0 million in 2014 to US$2,103.3 million in 2015.

Other Consolidated Results

Other operating income increased in 2015 by 2.2%, from US$377.6 million in 2014 to US$385.8 million in 2015, mainly due to an increase of US$15.4 million in revenue from leased aircraft to third parties.

Distribution costs decreased by 18.2% from US$957.1 million in 2014 to US$783.3 million in 2015, mainly as a result of lower commissions to agents which decreased by 17.2% from US$365.5 million to US$302.8 million, driven by reduced passenger commissions at both LAN and TAM passenger and cargo operations, related to lower revenues, lower sales fulfillments in some countries and depreciation of local currencies.

Administrative expenses decreased by 10.5% from US$980.7 million in 2014 to US$878.0 million in 2015, mainly due to a decrease of 11.3% in wages and benefits mainly resulting from the 5.0% decline in average headcount and the positive impact of the depreciation of the Brazilian real and Chilean peso in wages denominated in those currencies.

Other operating expenses decreased by 19.2% from US$401.0 million in 2014 to US$324.0 million in 2015, mainly due to lower tax contingencies in 2015 as well as the reversal of certain tax contingencies established during 2014.

Financial income decreased to US$75.1 million in the year ended December 31, 2015 from US$90.5 million in 2014, mainly due to an increase in interest rates in Brazil and due to the depreciation of the local currency affecting the investments the Company held in Brazil and Argentina.

Financial costs (from non-financial activities) decreased by 3.9% to US$413.4 million in 2015 from US$430.0 million in 2014 mainly due to the recognition of US$23 million in breakage costs related to the sale and leaseback of four of our Boeing 777 aircraft during the first quarter of 2014.

Exchange rate differences decreased from a loss of US$130.2 million in 2014 to a loss of US$467.9 million in 2015, mainly resulting from the 49.0% depreciation of the Brazilian real between December 31, 2014 and December 31, 2015.

Income tax benefit for 2015 amounted to US$178.4 million as compared to an income tax expense of US$292.4 million in 2014. This variation includes the recognition of an accounting charge of US$150.2 million in 2014 due to modifications made to the Chilean Tax System, consisting in a gradual increase of the corporate income tax from 20% to 27% in 2018. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 17 to our audited consolidated financial statements.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2014 compared to year ended December 31, 2013

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2014, and for LATAM Airlines Group, for the year ended December 31, 2013. For certain operating data during these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2014	2013	2014	2013
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2014/2013 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	10,380.1	11,061.6	85.8%	85.6%	(6.2)%
Cargo	1,713.4	1,863.0	14.2%	14.4%	(8.0)%
Total operating revenues	12,093.5	12,924.5	100.0%	100.0%	(6.4)%
Cost of sales	(9,624.5)	(10,054.2)	(79.6)%	(77.8)%	4.3%
Gross margin	2,469.0	2,870.4	20.4%	22.2%	(14.0)%
Other operating income	377.6	341.6	3.1%	2.6%	10.5%
Distribution costs	(957.1)	(1,025.9)	(7.9)%	(7.9)%	(6.7)%
Administrative expenses	(980.7)	(1,136.1)	(8.1)%	(8.8)%	(13.7)%
Other operating expenses	(401.0)	(408.7)	(3.3)%	(3.2)%	(1.9)%
Financial income	90.5	72.8	0.7%	0.6%	24.3%
Financial costs	(430.0)	(462.5)	(3.6)%	(3.6)%	(7.0)%
Share of profit of investments accounted for using the equity method	(6.5)	2.0	(0.1)%	0.0%	(430.3)%
Foreign exchange gains/(losses)	(130.2)	(482.2)	(1.1)%	(3.7)%	(73.0)%
Result of indexation units	0.0	0.2	0.0%	0.0%	(96.7)%
Other gains/(losses)	33.5	(55.4)	0.3%	(0.4)%	(160.5)%
Income (loss) before income taxes	65.2	(283.9)	0.5%	(2.2)%	(123.0)%
Income (loss) tax expense	(292.4)	20.1	(2.4)%	0.2%	(1,557.0)%
Net income (loss) for the period	(227.2)	(263.8)	(1.9)%	(2.0)%	(13.9)%
Income (loss) for the period attributable to the parent company’s equity holders	(260.0)	(281.1)	(2.2)%	(2.2)%	(7.5)%
Income (loss) for the period attributable to non-controlling interests	32.8	17.3	0.3%	0.1%	90.1%
Net income (loss) for the period	(227.2)	(263.8)	(1.9)%	(2.0)%	(13.9)%

Earnings per share
Basic earnings per share (US$)	(0.47656)	(0.57613)	n.a.	n.a.	(70.4)%
Diluted earnings per share (US$)	(0.47656)	(0.57613)	n.a.	n.a.	(70.4)%

*           The abbreviation “n.a.” means not available.

 Net Loss

Net loss for the year ended December 31, 2014 equaled US$ 227.2 million, representing a decrease of US$ 36.6 million from a net loss of US$263.8 million in 2013. Net loss attributable to the parents of the company decreased to US$ 260.0 million in 2014 from US$281.1 million in 2013. Results for 2014 include a US$ 112 million provision recognized during the first quarter of the year mainly related to estimated penalties for anticipated redeliveries of aircraft and other redelivery expenses expected to be incurred as a part of the Company’s fleet restructuring process. In addition, the Company recognized an accounting charge of US$ 150.2 million due to modifications made to the Chilean Tax System, consisting of a gradual increase of the corporate income tax from 20% to 27% in 2018. The Company entirely recognized the effect of the 7 percentage point increase in the corporate rate during 2014. For more information see “Business strategy—Fleet restructuring plan” and “Item 10. Additional Information—Taxation and Note 17 our audited consolidated financial statements.

Results were also impacted by a foreign exchange loss of US$ 130.2 million mainly resulting from the 12.5% depreciation of the Brazilian real between December 31, 2013 and December 31, 2014, as compared to a foreign exchange loss of US$482.2 million in 2013. On the other hand, in 2013 LATAM incurred US$56.0 million in non-recurring expenses related to the merger and integration costs, whereas no costs related to integration were incurred in 2014.

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

Our consolidated passenger revenues decreased by 6.2% to US$10,380.1 million in 2014 from US$11,061.6 million in 2013, as a result of a decrease of 1.1% in our capacity (ASK) and a decrease of 5.1% in our unit revenues (RASK). The decreases in capacity were a result of a 2.4% decrease in our international operations and a 1.4% decrease in our domestic Brazil operations, reflecting our rationalization strategy in these markets, partially offset by an increase of 3.7% in capacity in our domestic capacity in our Spanish speaking countries. Decreases in RASK reflect a decrease of 7.9% in consolidated yields, resulting from the slowdown in economic activity in the region and depreciation of local currencies, the challenging competitive environment in our international operations, and the impact of the World Cup on corporate demand and leisure traffic which took place in Brazil.

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

The table below presents cost of sales information for the fiscal year ended December 31, 2014 and 2013 actual.

	Year Ended December 31,
	2014	2013	2014	2013	2014/2013 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	12,093.5	12,924.5	100.0%	100.0%	(6.4)%
Cost of sales	(9,624.5)	(10,054.2)	(79.6)%	(77.8)%	(4.3)%
Aircraft Fuel	(4,167.0)	(4,414.2)	(34.5)%	(34.2)%	(5.6)%
Wages and Benefits	(1,751.3)	(1,884.1)	(14.5)%	(14.6)%	(7.0)%
Other Rental and Landing Fees	(1,327.2)	(1,373.1)	(11.0)%	(10.6)%	(3.3)%
Depreciation and Amortization	(991.3)	(1,041.7)	(8.2)%	(8.1)%	(4.8)%
Aircraft Rentals	(521.4)	(441.1)	(4.3)%	(3.4)%	18.2%
Aircraft Maintenance	(452.7)	(477.1)	(3.7)%	(3.7)%	(5.1)%
Passenger Services	(300.3)	(331.4)	(2.5)%	(2.6)%	(9.4)%
Other Costs of Sales	(113.3)	(94.5)	(0.9)%	(0.7)%	(19.9)%

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

Depreciation and amortization decreased by US$50.4 million amounting to US$991.3 million, which represents a decrease of 4.8% despite the increase in modern owned aircraft, mainly as a result of the phase out of leased aircraft with the consequent decrease in maintenance depreciation and the positive impact of the depreciation of the Brazilian real in the year as compared to 2013.

Other rental and landing fees decreased by 3.3% to US$1,327.2 million in 2014 from US$1,373.1 million in 2013, mainly resulting from lower aeronautical rates related to the depreciation of local currencies.

Aircraft maintenance expenses decreased by 5.1%, from US$477.1 million in 2013 to US$452.7 million in 2014, mainly as a result of fleet renewal initiatives and reduced operations, which decrease was partially offset with higher costs related to aircraft redeliveries as part of our fleet restructuring program.

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

Other Consolidated Results

Other operating income increased in 2014 by 10.5%, from US$341.6 million in 2013 to US$377.6 million in 2014, mainly due to an increase of US$93.7 million in revenue from Multiplus’ breakage and non-air redemptions during the year.

Distribution costs decreased by 6.6% from US$1,025.9 million in 2013 to US$957.1 million in 2014, mainly as a result of lower commissions to agents which decreased by 10.6% from US$408.7 million to US$365.5 million, driven by reduced passenger commissions at LAN and TAM related to lower revenues, lower sales fulfillments in some countries and depreciation of local currencies.

Administrative expenses decreased by 13.7% from US$1,136.1 million in 2013 to US$980.7 million in 2014, mainly due to a decrease of 5.7% in wages and benefits mainly resulting from the positive impact of the depreciation of the Brazilian real, the Chilean peso and the Argentinian peso in wages denominated in those currencies.

Other operating expenses decreased by 1.9% from US$408.7 million in 2013 to US$401.0 million in 2014, mainly due to a change in the classification of certain taxes in Brazil.

Financial income increased to US$90.5 million in the year ended December 31, 2014 from US$72.8 million in 2013, mainly due to an increase in our cash held in currencies different from the U.S. dollar which have higher interest rates during the period.

Financial costs (from non-financial activities) decreased by 7.0% to US$430.0 million in 2014 from US$462.5 million in 2013 mainly due to lower debt levels, which was partially offset by a higher average interest rate resulting in part from the securitized bond issued in November 2013. In addition, during the first quarter of the year, we recognized US$23 million in breakage costs related to the sale and leaseback of four of our Boeing 777 aircraft.

Exchange rate differences decreased from a loss of US$482.2 million in 2013 to a loss of US$130.2 million in 2014, mainly resulting from the reductions on TAM’s balance sheet exposure between assets denominated in Brazilian reais and liabilities denominated in U.S. dollars, which decreased from US$2.0 billion as of December 2013 to less than US$1.0 billion as of December 2014. Under other gains (losses), the Company recorded a net gain of US$33.5 million in 2014 as compared to a net loss of US$55.4 million in 2013 mainly due to the prescription and other reversals of tax contingencies at TAM which were recognized at the time of the business combination.

Income tax expense for 2014 amounted to US$292.4 million as compared to an income tax credit of US$20.1 million in 2013. This variation includes the recognition of an accounting charge of US$150.2 million in 2014 due to modifications made to the Chilean Tax System, consisting of a gradual increase of the corporate income tax from 20% to 27% in 2018. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 17 to our audited consolidated financial statements.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (57% in 2015) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (61% in 2015) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (82% as of December 31, 2015), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2015, 67% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

On the other hand, balance sheet imbalance denominated in currencies other than the functional currency of the specific entity creates a foreign exchange rate exposure that impacts the foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$130.2 million in 2014 and US$467.9 million in 2015, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 28 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a) Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life

As of December 31, 2015 and 2014, goodwill amounted to ThUS$ 2,280,575 and ThUS$ 3,313,401, respectively, while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 816,987 and ThUS$ 1,201,028, and Trademarks and Loyalty Program for ThUS$ 325,293 and ThUS$ 478,204, respectively.

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of December 31, 2015, amounted to ThUS$ 1,835,088 and ThUS$ 445,487 (ThUS$ 2,658,503 and ThUS$ 654,898 as of December 31, 2014).

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant administrative judgment, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as the corresponding sensitivity analyses are showed in Note 15.

(b) Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis in accordance with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business models, planned use of assets or capital strategy may render the useful life different from the estimated lifespan. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c) Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal base of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of December 31, 2015 and 2014, we recognized deferred tax assets amounting to ThUS$ 376,595 and ThUS$ 407,393, respectively, and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 15,513 and ThUS$ 2,781, respectively (Note 17).

(d) Air tickets sold that are not actually used.

The Company recognizes sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expire unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets will expire unused, based on the history of used tickets. Changes in the exchange probability would have an impact on our revenue in the year in which the change occurs and in future years. As of December 31, 2015 and 2014, deferred revenue associated with air tickets sold amounted to ThUS$ 1,223,886 and ThUS$ 1,392,717, respectively. A hypothetical change of 1% in passenger behavior regarding to the ticket usage—that is, if during the next 6 months the probability of use were 89% rather than 90%, this would lead to a change in the expiry period from 6 to 7 months, which, as of December 31, 2015, would have an impact of up to ThUS$ 25,000.

(e) Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of December 31, 2015 and 2014, the Company operated the following loyalty programs: LANPASS, TAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 21).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines forming part of LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expire.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability of redemption.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), are recognized proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns. Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of December 31, 2015 and 2014, deferred revenue associated with the LANPASS loyalty program amounted to ThUS$ 973,264 and ThUS$ 860,835, respectively. As of December 31, 2015 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 30,000. Meanwhile, deferred revenue associated with the TAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 452,264 and ThUS$ 590,342, respectively. As of December 31, 2015 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 11,755.

The fair value of kilometers is determined by the Company based on its best estimate of the price at which they have been sold in the past. A hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 6,396, as of December 31, 2015.

(f) Provisions needs, and their valuation when required.

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g) Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus ensuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary for the operation of the airlines require affirmative votes from the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

Recently Issued Accounting Pronouncements

(a) Accounting pronouncements with implementation effective from January 1, 2015:		Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

Amendment to IAS 19: Employee Benefits	Contributions from employees or third parties to a defined benefit plan.	November 2013	07-01-2014

(ii) Improvements

Improvements to the International Financial Reporting Standards (2012): :		December 2013	07-01-2014
IFRS 2: Share-based Payment	Definition of vesting condition.
IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified	Accounting for contingent consideration in a business combination.
IFRS 8: Operating Segments	Aggregation of operating segments and reconciliation of the total of the reportable segments’ assets to the entity’s assets.
IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed	Short-term receivables and payables
IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets	Revaluation method—proportionate restatement of accumulated depreciation and amortisation.
IAS 24: Related Party Disclosures	Key management personnel
Improvements to the International Financial Reporting Standards (2013):		December 2013	07-01-2014
IFRS 1: First-time Adoption of International Financial Reporting Standards	Meaning of ‘effective IFRSs’.
IFRS 3: Business Combinations	Scope exceptions for joint ventures
IFRS 13: Fair Value Measurement	Scope of paragraph 52 (portfolio exception).
IAS 40: Investment Property.	Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2015 and which has not been effected early adoption		Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

IFRS 9: Financial instruments.	Full version new standard on financial instruments, replaces IAS 39	December 2009	01-01-2018
IFRS 15: Revenue from contracts with customers.	New standard revenue recognition	May 2014	01-01-2018
Amendment to IFRS 9: Financial instruments.	Hedge accounting and changes to IFRS 9, IFRS 7 and IAS 39	November 2013	01-01-2018
Amendment to IFRS 11: Joint arrangements.	Accounting for acquisitions of interests in joint operations	May 2014	01-01-2016
Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	Clarification of acceptable methods of depreciation and amortisation	May 2014	01-01-2016
Amendment to IAS 27: Separate financial statements.	Equity Method in Separate Financial Statements	August 2014	01-01-2016
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	Sale or contribution of assets between an Investor and its associate or joint venture	September 2014	To be determined
Amendment IAS 1: Presentation of Financial Statements.	Disclosure initiative	December 2014	01-01-2016
Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	Investment Entities: Applying the consolidation exception	December 2014	01-01-2016
Improvements to International Financial Reporting Standards (2012-2014 cycle):		September 2014	01-01-2016
IFRS 5 Non-current assets held for sale and discontinued operations.	Changes in methods of disposal.
IFRS 7 Financial instruments: Disclosures.	Servicing contracts. Applicability of the amendments to IFRS 7 to condensed interim financial statements
IAS 19 Employee benefits.	Discount rate: regional market issue.
IAS 34 Interim financial reporting.	Disclosure of information ‘elsewhere in the interim financial report’.

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 which is still under evaluation.

In January 2016 the IASB issued the International Financial Reporting Standard 16 Leases (IFRS 16) which sets out the principles for the recognition, measurement, presentation and disclosure of lease agreements by lessors and the lessees. This standard is effective for annual periods beginning on or after 1 January 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers.

IFRS 16 introduces significant changes in accounting for operating leases by requiring a similar treatment for operating leases with a term of more than 12 months to that used for financial leases . This means, in general terms, that lessees should recognize the right to use the underlying leased assets as an asset and the present value of payments associated with the agreement as a liability. Monthly lease payments will be replaced in the income statement by a charge for the asset depreciation and a financial cost. LATAM Airlines Group S.A. and subsidiaries are still assessing this standard to determinate the effect on our Financial Statements, covenants and other financial indicators.

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

The table below reconciles our operating expenses (as defined by IFRS) for 2015, 2014 and 2013 to costs used in the calculation of “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” for such periods.

	2015	2014	2013
Cost per ASK-equivalent
Operating expenses (US$ thousands)	9,611,907	11,957,780	12,622,197
+ Interest expense (US$ thousands)	413,357	430,034	462,524
– Interest income (US$ thousands)	75,080	90,500	72,828
Divided by system’s ASK-equivalents (thousands)	208,857.11	206,197.91	212,236.83
= Cost per ASK equivalent (US$ cents)	4.84	6.05	6.20

Cost per ASK-equivalent excluding fuel price variations
Operating expenses (US$ thousands)	9,611,907	11,957,780	12,622,197
+ Interest expense (US$ thousands)	413,357	430,034	462,524
– Interest income (US$ thousands)	75,080	90,500	72,828
– Aircraft fuel (US$ thousands)	2,651,067	4,167,030	4,414,249
= Cost per ASK-equivalent excluding fuel price variations (US$ cents)	3.57	4.03	4.12

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2015	2014	2013

Passenger Revenues (US$ million)	8,410.61	10,380.12	11,061.56
ASK (million)	134,301.8	130,200.94	131,690.60
Passenger Revenues/ASK (US$ cents)	6.26	7.97	8.40
Cargo Revenues (US$ million)	1,329.43	1,713.38	1,862.98
ATK (million)	7,082.76	7,219.71	7,651.88
Cargo Revenues/ATK (US$ cents)	18.77	23.73	24.35

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

B. Liquidity and Capital Resources

LATAM cash and cash equivalents totaled US$753.5 million as of December 31, 2015, US$989.4 million as of December 31, 2014 and US$1,984.9 million as of December 31, 2013. Additionally, the Company had short term marketable securities totaling US$607.6 million as of December 31, 2015, US$544.4 million as of December 31, 2014 and US$576.7 million as of December 31, 2013. In the aggregate, LATAM’s cash and marketable securities totaled US$1,361.1 million as of December 31, 2015, US$1,533.8 million as of December 31, 2014 and US$2,561.6 million as of December 31, 2013.

The US$172.7 million decrease in our cash and marketable securities from 2014 to 2015 is due to a positive cash generation from operations of US$1,715.5 million that was used to pay financial obligations and investment commitments and initiatives, including LATAM’s liability management of its TAM notes and the financing of its arriving fleet through an Enhanced Equipment Trust Certificate (“EETC”). In June 2015, LATAM executed a liability management transaction where the Company called and repurchased the US$300.0 million senior unsecured notes issued by TAM’s subsidiary, Tam Capital 2 Inc. and issued LATAM’s inaugural US$500.0 million senior unsecured notes. Additionally in June 2015, LATAM issued an Enhanced EquipmentTrust Certificate (“EETC”) for an aggregate face amount of approximately US$1,020.8 million to finance 17 new aircraft deliveries. LATAM will recognise these Equipment Notes as debt upon delivery of each Aircraft. At December 31, 2015 the escrow of EETC is US$ 345.1 corresponding to five aircraft received during 2016 and one to be received in 2016.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2015, 2014 and 2013 and our total cash position as of December 31, 2015, 2014 and 2013.

	2015	2014	2013
	(in US$ millions)
Net cash flows from operating activities	1,715.5	1,331.4	1,408.7
Net cash flow from (used in) investing activities	(1,739.1)	(899.1)	(1,278.8)
Net cash flows from (used in) financing activities	(128.4)	(1,320.2)	1,205.8
Effects of variation in the exchange rate on cash and cash equivalents	(83.9)	(107.6)	(1.0)

Cash and cash equivalents at the beginning of the year	989.4	1,984.9	650.3
Cash and cash equivalents at the end of the year	753.5	989.4	1,984.9

In addition to the cash and marketable securities LATAM has access to short term credit lines. As of December 31, 2015, LATAM had working capital uncommitted credit facilities for a total amount of US$ 1,601 million, of which US$1,152 million was drawn as of December 31, 2015, and committed credit lines with a total available amount of US$105 million, of which $0 was drawn as of December 31, 2015.

Additionally, on March 29, 2016 LATAM closed a 3-year senior secured revolving credit facility (“RCF”) in the amount of US$275MM. This transaction is in line with the Company’s focus on maintaining adequate levels of liquidity considering the current volatile market conditions. The use of proceeds will be for general corporate purposes and to boost the Company’s cash position. The RCF is expected to increase by an incremental US$75MM in April 2016. The RCF is secured by spare parts, engines, and aircraft.

Net cash flows from operating activities

Cash from operations is derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations, including fuel consumption.

Net cash inflows from operating activities in 2015 increased US$384.1 million, or 28.8%, from US$1,331.4 million, mainly driven by a significant reduction in operating costs due to lower fuel prices, as well as by the Company’s ongoing cost savings initiatives. Net cash from operations was negatively affected by fuel hedging, hedging margin guarantees and other guarantees by US$ 184.6 million (for more information see to Note 6 – Cash and Cash Equivalents of our audited consolidated financial statements).

Net cash inflows from operating activities in 2014 decreased US$77.3 million, or 5.5%, from US$1,408.7 million, mainly due to the negative impact of the FIFA World Cup on LATAM’s operating margin, as well as a generally weaker macroeconomic scenario in Latin America, including slower GDP growth trends and weaker currencies in most countries. In addition the net cash from operations was negatively affected by fuel hedge, hedging margin guarantees and other guarantees in US$ 251.7 million (for more information see to Note 6 – Cash and Cash Equivalents of our audited consolidated financial statements). Nevertheless, the negative effect was partially offset by the cash receieved from the renewal of the Santander and LANPASS exclusive co-branding agreement.

Net cash flow used in investing activities

Net cash used in investing activities in 2015 increased US$840.0 million from US$899.1 million in 2014 to US$1,739.1 million in 2015, due primarily to a one time impact related to the sale and leaseback of 4 B777 aircraft recognized during 2014 as an asset sale of US$510.5 million. Aircraft CAPEX increased US$127.0 million in 2015 compared to 2014, including costs to acquire eight narrow body aircraft and four wide body aircraft, compared to nine narrow body aircraft and three wide body aircraft in 2014.

Net cash used in investing activities in 2014 decreased US$379.7 million from US$1,278.8 million in 2013 to US$899.1 million in 2014, due to an increase in aircraft sales of US$265.8 and a decrease in Aircraft CAPEX of US$497.8 million, driven by a decrease in aircraft purchases from 20 narrow body aircraft to nine and four wide body aircraft to three. This reduction was partially offset by an increase in purchases of property, plant and equipment not related to purchase of new aircraft of US$556.4 million. For information regarding the purchases, please see Note 16. Property, Plant and Equipment of our financial statements. It is important to note that during 2014 the sale and leaseback of four B777 aircraft was reflected in an asset sale of US$510.5 million and a reduction of debt of US$516.6 million.

Net cash flows used in financing activities

Net cash used in financing activities totaled US$128.4 million, a decrease of US$1,191.8 million from the US$1,320.2 million in cash used in financing activities in 2014. This reduction reflects the finalization of the liability restructuring and reduction plan executed during the same period in 2014, where the company reduced its financial obligation by approximately US$ 1,049.0 million.

Net cash used in financing activities totaled US$1,320.2 million a change of US$2,526.0 million from the US$1,205.8 million in cash generated by financing activities in 2013. The variation resulted primarily from a liability restructuring, including an important reduction of outstanding debt and an increase in debt repayment, mainly the U.S. dollar-denominated debt of TAM S.A. of US$1,327.6 million (for more information see “Note 18-Other Financial Liabilities of our audited consolidated financial statements”). The decrease in the net cash generated was also affected by the net effect of the LATAM capital increase, as a result of which US$888.6 million was accounted for as a source of cash in 2013 and US$156.3 million during the first quarter of 2014.

Sources of financing

Long term

We typically finance our fleet with long-term loans covering between 80% and 100% of the net purchase price. We also finance our aircraft under sale and leaseback arrangements in order to add flexibility to our fleet. For more information regarding fleet financing, please refer to certain information below and to “—F. Tabular Disclosure of Contractual Obligations.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing including securitization of ticket receivables or the securitization of fleet and engines or the issuance of additional debt or equity securities.

7.250% Senior Notes due 2020

On June 9, 2015, LATAM Airlines Group S.A. issued US$ 500,000,000 of its 7.250% Senior Notes due 2020 (the “2020 Notes”). The 2020 Notes were issued pursuant to an indenture, dated June 9, 2015 by and among LATAM Airlines Group S.A. and The Bank of New York Mellon, as trustee. A portion of the 2020 Notes was exchanged for a portion of TAM Capital 2 Inc’s 9.50% Senior Guaranteed Notes due 2020 (the “TAM 2020 Notes”), which had been purchased by Citigroup Global Markets Inc. pursuant to a tender offer. The remaining proceeds from the offering of the 2020 Notes were used to redeem any TAM 2020 Notes that were not tendered pursuant to the tender offer and for general corporate purposes. All of the outstanding TAM 2020 Notes were repurchased or redeemed pursuant to this transaction. Interest on the 2020 Notes is payable semiannually in arrears on June 9 and December 9 of each year, and the 2020 Notes will mature on June 9, 2020.

The 2020 Notes may be redeemed, in whole or in part, at the option of LATAM Airlines Group S.A. under certain circumstances. The 2020 Notes may be redeemed at any time at a price equal to 100% of the principal amount of the 2020 Notes plus a “make-whole” premium, if any, plus accrued and unpaid interest and additional amounts, if any, to but excluding the redemption date. Prior to June 9, 2018, LATAM Airlines Group S.A. may redeem up to 35% of the outstanding aggregate principal amount of the 2020 Notes using the net cash proceeds of one or more equity offerings at a redemption price equal to 107.250% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the redemption date, subject to certain conditions.

In addition, if LATAM Airlines Group S.A. experiences a specific kind of change of control, an offer to repurchase some or all of the 2020 Notes must be made, at a price equal to 101% of the principal amount of the 2020 Notes to be repurchased, plus accrued and unpaid interest, if any, on the repurchase date.

The indenture for the 2020 Notes contains customary covenants that restrict the ability of LATAM Airlines Group S.A.’s and of certain of its subsidiaries to enter into transactions with affiliates and that restrict LATAM Airlines Group S.A.’s ability to merge with or into, or sell or transfer all or substantially all of its assets.

The 2020 Notes contain customary events of default, any of which would permit acceleration of the principal of the 2020 Notes, plus accrued and unpaid interest, and any other amounts due with respect to the 2020 Notes. If an event of default occurs and is continuing, (other than with respect to certain bankruptcy-related events of default) the trustee or holders of not less than 25% in principal amount of the 2020 Notes outstanding may declare all unpaid principal of and accrued interest on all 2020 Notes to be due and payable immediately.

2013-1 Fixed Rate Notes due 2020

On November 7, 2013, Guanay Finance Limited, a Cayman Islands exempted company incorporated with limited liability (“Cayman SPV”) issued US$ 450,000,000 of its Series 2013-1 Fixed Rate Notes due 2020 (the “2013-1 Notes”). The 2013-1 Notes were issued pursuant to an indenture, by and among Cayman SPV and Citibank, N.A., as indenture trustee. In exchange for the net proceeds from the sale of the 2013-1 Notes, on November 7, 2013, LATAM Airlines Group S.A. sold to Cayman SPV all of its right, title and interest pursuant to certain present and future credit, debit and charge card receivables (the “Contract Rights”). The 2013-1 Notes will mature on December 15, 2020. The 2013-1 Notes and any additional series will be secured by substantially all of the assets of Cayman SPV, including the Contract Rights.

In certain circumstances, LATAM Airlines Group S.A. may request Cayman SPV to issue additional notes in one or more series pursuant to indenture supplements. These additional notes will rank pari passu with the 2013-1 Notes and will be governed by the indenture by and among Cayman SPV and Citibank, N.A. and a supplement thereto.

During the interest-only period, which ended in March 2016, the 2013-1 Notes accrued interest at an annual rate of 6.00%. After the interest-only period, but before any early amortization period is in effect, holders of 2013-1 Notes will be entitled to receive, in addition to interest and additional amounts, a quarterly principal amortization amount specified in the applicable indenture supplement. After the expiration of the interest-only period and while an Early Amortization Period is in effect, holders of the 2013-1 Notes will be entitled to receive on each Early Amortization Payment Date, in addition to interest, and additional amounts, if any, a specified principal payment.

Upon the occurrence of certain early amortization events, or upon the breach of certain covenants, the Cayman SPV may with the consent and shall at the written direction of holders that, in the aggregate, hold at least 51% of the series balance of the 2013-1 Notes, demand the payment by LATAM Airlines Group S.A. of a repurchase amount directly to Cayman SPV. Upon any such demand for payment of a repurchase amount, LATAM Airlines Group S.A. must immediately deposit the repurchase amount into a collection account. Upon such payment, the Cayman SPV must, at the expense of LATAM Airlines Group S.A., execute such documents and take such other steps as LATAM Airlines Group S.A. may reasonably request to convey back all ungenerated Contract Rights.

The 2013-1 Notes contain customary events of default, any of which would permit acceleration of the entire principal of the 2013-1 Notes then outstanding, and interest accrued thereon. If an event of default occurs and is continuing, (other than with respect to certain bankruptcy-related events of default) the indenture trustee, at the written direction of holders of the 2013-1 Notes that, in the aggregate, hold at least 51% of the series balance of the 2013-1 Notes will declare the entire principal of all 2013-1 Notes then outstanding, and interest accrued thereon, if any, to be due and payable immediately.

Pass-Through Certificates, Series 2015-1

On May 29, 2015 we completed the issuance US$ 1,020,823,000 in 2015-1 Pass Through Certificates, Series 2015-1 (the “2015-1 Certificates”), Classes A and B. Under certain circumstances, Class C 2015-1 Certificates may be issued. The 2015-1 Certificates were issued in connection with the financing of eleven new Airbus A321-200 aircraft, two new Airbus A350-900 aircraft and four new Boeing 787-9 aircraft. Each 2015-1 Certificate represents a fractional undivided interest in a related trust. The proceeds from the sale of the 2015-1 Certificates will initially be held in escrow and deposited with the Depositary, pending financing of each aircraft under the indenture. The trusts will use the escrowed funds to purchase equipment notes from four separate owners, each of which is a Cayman Islands special purpose company wholly-owned by LATAM Airlines Group S.A. Proceeds from the sale of the equipment notes for an aircraft will be used by the applicable owner to fund the acquisition of such aircraft, and each aircraft will be leased by the applicable owner to LATAM under a separate finance lease agreement.

The 2015-1 Certificates do not represent indebtedness of the trusts, and references to interest accruing on the certificates are for purposes of computation only. The 2015-1 Certificates will bear interest at specified rates, which may vary under certain circumstances. Scheduled payments of interest made on the equipment notes will be distributed on February 15, May 15, August 15 and November 15 in each year, commencing August 15, 2015. Payments of principal will be made on February 15, May 14, August 15 and November 15 in each year, commencing May 15, 2016. The Certificates are subject to certain subordination terms set forth in an intercreditor agreement entered into by and among the trustees, the liquidity providers and the subordination agent.

Holders of at least a majority of the outstanding principal amount of equipment notes issued under each indenture will be entitled to direct the loan trustee under such indenture and the related security documents in taking action as long as no indenture event of default is continuing. If an indenture event of default is continuing under an indenture, subject to certain conditions, the controlling party, as further described, will be entitled to direct (i) the loan trustee under such indenture and (ii) the pledgee under each owner share pledge and each call agreement. Depending on the circumstances, the controlling party will be the Class A trustee, the Class B trustee, the Class C trustee, the trustee for any additional trust or the liquidity provider with the greatest amount owed to it. The controlling party will have limitations on its ability to exercise remedies during the nine months after the earlier of (a) the acceleration of the equipment notes issued pursuant to any indenture and (b) the occurrence of certain specified bankruptcy events.

In certain bankruptcy related scenarios, and subject to certain restrictions, the Class B trustee and each other holder of a Class B 2015-1 Certificate will be entitled to purchase all, but not less than all, of the Class A 2015-1 Certificates. If there are Class C 2015-1 Certificates outstanding, holders of the Class C 2015-1 Certificates will have the right to purchase all but not less than all of the Class A Certificates and Class B Certificates. LATAM Airlines Group S.A. and each owner will be restricted in their ability to merge or consolidate with other entities in certain circumstances.

7.375% Senior Guaranteed Notes due 2017

On April 25, 2007, TAM Capital Inc. issued US$ 300,000,000 aggregate principal amount of its 7.375% senior guaranteed notes due 2017 (the “2017 Notes”). The 2017 Notes are unconditionally guaranteed by TAM S.A. and TAM Linhas Aéreas S.A. The 2017 Notes were issued pursuant to an indenture, dated April 25, 2007, among TAM Capital Inc., TAM S.A., TAM Linhas Aéreas S.A. and The Bank of New York Mellon, as trustee, transfer agent, registrar and principal paying agent. Interest on the 2017 Notes is payable semi-annually on April 25 and October 25 of each year, commencing October 25, 2007. The 2017 Notes will mature on April 25, 2017. The 2017 were subject of an exchange offer for TAM Capital Inc.’s substantially similar 7.375% Senior Guaranteed Notes due 2017 (the “exchange notes”), which were registered with the SEC.

The 2017 Notes may be redeemed, in whole or in part, at the option of TAM Capital Inc. under certain circumstances. The 2017 Notes may be redeemed on any interest payment date at a redemption price equal to the greater of:

•	100% of the principal amount of the 2017 Notes to be redeemed; and

•	The sum of the present values of the remaining scheduled payments of principal and interest on the 2017 Notes (exclusive of interest accrued on the redemption date) discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 50 basis points;

plus, in either case, accrued and unpaid interest and additional amounts, if any, on the principal amount being redeemed on such redemption date.

In addition, following specific kinds of change of control, an offer to repurchase some or all of the 2017 Notes must be made, at 101% of their principal amount, plus accrued and unpaid interest up to the repurchase date.

The indenture for the 2017 Notes contains customary covenants that restrict the ability of TAM Capital Inc., TAM S.A. and TAM Linhas Aéreas S.A. to:

•	consolidate or merge with, or transfer all or substantially all of their respective assets to, another person; or

•	enter into transactions with affiliates.

The 2017 Notes contain customary events of default, any of which would permit holders of the 2017 Notes to accelerate the debt if not cured within applicable grace periods, if any. If an event of default has occurred and is continuing (other than with respect to certain bankruptcy related events of default), the trustee or the holders of not less than 25% of in principal amount of the 2017 Notes then outstanding may declare all unpaid principal of and accrued interest on all the 2017 Notes to be due and payable immediately.

8.375% Senior Guaranteed Notes due 2021

On June 3, 2011, TAM Capital 3 Inc. issued US$ 500,000,000 aggregate principal amount of 8.375% Senior Guaranteed Notes due 2021 (the “2021 Notes”). The 2021 Notes are unconditionally guaranteed by TAM S.A. and TAM Linhas Aéreas S.A. The 2021 Notes were issued pursuant to an indenture, dated as of June 3, 2011, among TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon, as trustee, transfer agent, registrar and principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg transfer agent. Interest on the 2021 Notes is payable semi-annually on June 3 and December 3 of each year, commencing on December 3, 2011. The 2021 Notes will mature on June 3, 2021.

The 2021 Notes may be redeemed, in whole or in part, at the option of TAM Capital 3 Inc. under certain circumstances. On or prior to June 3, 2016, TAM Capital 3 Inc. may redeem for cash all or a portion of the notes at any time or from time to time, by paying the redemption price that is equal to the greater of:

•	100% of the principal amount of the 2021 Notes then being redeemed and

•	a “make whole amount,” if any, together with accrued and unpaid interest to the redemption date.

After June 3, 2016, TAM Capital 3 Inc. may redeem for cash all or a portion of the 2021 Notes at any time or from time to time, by paying the following redemption prices (expressed as a percentage of their principal amount at maturity), during the 12 month period commencing on June 3, 2016 of any year set forth below:

Year	Redemption Price

2016	104.88%

2017	102.792%

2018	101.396%

2019 and thereafter	100.000%

In addition, following specific kinds of change of control, an offer to repurchase some or all of the 2021 Notes must be made, at 101% of their principal amount, plus accrued and unpaid interest up to, but not including the repurchase date.

The indenture for the 2021 Notes contains customary covenants that restrict the ability of TAM Capital 3 Inc., TAM S.A. and TAM Linhas Aéreas S.A. to:

•	consolidate or merge with, or transfer all or substantially all of their respective assets to, another person; or

•	enter into transactions with affiliates.

The 2021 Notes contain customary events of default, any of which would permit holders of the 2021 Notes to accelerate the debt if not cured within applicable grace periods, if any. If an event of default has occurred and is continuing (other than with respect to certain bankruptcy related events of default), the trustee or holders of not less than 25% in principal amount of the notes then outstanding may declare all unpaid principal of and accrued interest on all 2021 Notes to be due and payable immediately.

Short term

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2015, we maintained US$ 1,656 million in short-term credit lines with both local and foreign banks, including US$105 million of committed credit lines.

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

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$1,569.7 million in 2015, US$1,440.4 million in 2014 and US$1,381.8 million in 2013. See “—Sources of financing” above.

The following chart sets forth our estimate, as of December 31, 2015, of our future capital expenditures for, 2016, 2017, 2018 and 2019 calendar years:

	Estimated capital expenditures by year, as of December 31, 2015
	2016	2017	2018	2019	2020
	(in US$ millions)
Fleet Commitments	1,952	1,409	1,486	1,958	1,164
PDPs (1)	230	-135	101	145	-227
Purchase Obligations (2)	2,182	1,274	1,587	2,103	937
Other expenditures (3)	332	397	375	353	282
Total	2,514	1,671	1,962	2,456	1,219

(1)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made, when the manufacturer refunds the PDPs to LATAM.
(2)	The amount presented reflects LATAM’s estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery. For the amounts of material obligations and commitments as of December 31, 2015, please see Note 16 to our audited consolidated financial statements.
(3)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. See “Item 4. Information on the Company—B. Business Overview—Fleet.” We have projected our capital expenditures based on our anticipated deliveries of aircraft fleet. See “—F. Tabular Disclosure of Contractual Obligations” below for a description of our purchase obligations, borrowings and other contractual commitments as of December 31, 2015.

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

TAM holds or has filed registration applications for 135 trademarks before the Instituto Nacional da Propriedade Industrial (“INPI”), the body with jurisdiction for registering trademarks and patents in Brazil, and 105 trademarks before the bodies with jurisdiction for registering trademarks in other countries in which TAM operates. Currently, TAM is not aware of any third-party challenges to these applications.

D. Trend Information

For 2016, LATAM expects total passenger ASK growth to be between 0% and 3%. International passenger ASK growth for full year 2016 is expected to grow between 4% and 6%. TAM’s domestic passenger ASKs in the Brazilian market are expected to decrease between 9% and 6%. ASKs in Spanish-speaking countries are expected to increase by approximately 6% to 8%.

In the passenger business, we expect to continue to face increased competition, a weaker macroeconomic environment in South America, and depreciated local currencies, putting pressure on yields throughout the region for all players in the industry. Nevertheless, the Company will continue to develop initiatives to improve our operations, with special focus on costs, customer experience and network. Moreover, LATAM’s unique leadership position in a region with growth potential will allow us to continue building our business model in the future.

Regarding cargo operations, LATAM expects cargo ATKs to decrease between 2% and 0% for full year 2015, driven by reduced freighter operation.

In the cargo business, we continue to be adversely affected by the challenging macroeconomic environment, which is directly correlated with the number of tons being transported. Moreover, weaker cargo markets globally might further drive additional competition to South America, especially Brazil. We plan to continue optimizing the use of the bellies of our passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model, and to continue the adjustments on cargo capacity through a reduced freighter operation. We also continue to maintain significant flexibility to adjust the physical size of our fleet. Between 2016 and 2017, we will have 24 operating lease expirations in our passenger fleet and four operating lease expirations in our cargo fleet, which leases can thereafter be terminated without additional costs.

As a result, the Company has more flexibility, as well as a proven track record of acting quickly to adapt our business to economic challenges. In this context, since 2015, LATAM has developed a robust strategic plan for the next years (2015-2018), based on three critical success factors: Customer Experience, Network, and Efficiency and Cost Reduction. This plan will improve the way we work, allowing us to become one of the best airline groups in the world, renewing our commitment to sustained profitability and superior shareholder returns.

Customer Experience contemplates new services for our passengers, such as access to in-flight entertainment content on their own devices, live chat for contingencies in some airports and the announcement of the new unique brand LATAM, among others.

Network includes strengthening the use of LATAM’s regional hubs with new destinations including Toronto, Barcelona and Milan, all of which are already in operation, and; the announcement of new destinations such as Washington and Johannesburg, which have not yet begun operations. Network also includes the announcement of a joint business agreement with American Airlines and IAG (British Airways and Iberia), subject to regulatory approval in the different countries, which will allow our passengers access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, increased potential for developing new routes and adding more direct flights to new destinations, as well as to destinations already served by LATAM; among other initiatives.

Efficiency and Cost Reduction include reductions in fuel and fees, procurement, operations, overhead, and distribution costs, among others. The Company has already started work on cost initiatives in all these areas.

Regarding fuel, we expect jet fuel prices will continue to be volatile in 2016, and we will continue to use fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices.

LATAM has hedged approximately 89% of its estimated fuel consumption for the first quarter of 2016, 57% of its average estimated fuel consumption for the second quarter of 2016, 27% of its average estimated fuel consumption for third quarter 2016, and 11% of its average estimated fuel consumption for fourth quarter 2016. The Company’s fuel hedging strategy consists of a combination of options and swaps for Brent and Jet Fuel.

E. Off-Balance Sheet Arrangements

As of December 31, 2015 the Company had 106 aircraft (of which 36 are obligations of TAM and 70 are obligations of LAN) and 12 aircraft engines under operating leases. These operating leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2015 was US$ 2,653 million, for all remaining periods through maturity (the latest of which expires in 2020). See “—F. Tabular Disclosure of Contractual Obligations.”

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

LATAM operates 19 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third-party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability. Of LATAM’s total tax leases, nine TAM tax leases are classified as operating leases for accounting purposes as of December 31, 2015.

As of December 31, 2015, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 33 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Tabular Disclosure of Contractual Obligations

Secured Debt

LAN

Aircraft Debt

-	ECA/EX-IM: Bank guaranteed bonds like Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt, as of December 31, 2015, was US$ 3,735 million. In general, ECA ans EX –IM financing have a 12-year repayment profiles.

-	Enhanced Equipment Trust Certificates (“EETC”): In June 2015, LATAM issued the first EETC in Latin America for an aggregate face amount of approximately US$1,021 million to finance 17 new aircraft deliveries composed by 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively. As of December 31, 2015, the EETC debt was US$ 676 million.

-	Bank Commercial Loans: As of December 31, 2015, bank commercial loans debt was US$ 1,145 million.

-	Tax Leases: LAN has secured debt with tax leases trough Japanese Leases with a call option (“JOLCO”) structures. As of December 31, 2015, LAN did not have debts through JOLCO financing.

Non Aircraft Debt

-	2013-1 Series Note: Regarding non-aircraft debt, LATAM issued a securitized bond for an amount of US$ 450 million in November 2013 with a seven year term and a two year interest-only period and two years interest only (the “2013-1 Series Note”). This bond is backed by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments.

Others

-	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2015, PDP financing outstanding amounts was US$ 532 million

TAM

Aircraft Debt

- EX –IM: Bank guaranteed bonds like Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loans, as of December 31, 2015, were US$ 312 million. In general, ECA ans EX –IM financing have a 12-year repayment profiles.

- Bank Commercial Loans: As of December 31, 2015, Bank Commercial loans debt was US$ 201 million.

- Tax Leases: TAM has secured debt with tax leases through Spanish Leases (“SOL”). As of December 31, 2015, TAM tax leases were US$ 115 million.

Non-Aircraft Debt

- None

Others

- None

Unsecured Debt

LAN

-	LATAM 2020 Notes: On June 9, 2015 LATAM Airlines Group S.A. issued and placed on the international market an unsecured long-term bond in the amount of US$ 500 million maturing 2020, at interest rate of 7.25% per year.

-	Commercial Bank Loans: As of December 31, 2015, unsecured Bank Commercial loans debt was US$ 648 million.

TAM

-	TAM Capital 2017 Notes: As of December 31, 2015, TAM has a senior note outstanding US$300 million due in 2017, with a fixed interest rate of 7.375% payable semi-annually, issued by TAM Capital Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. These notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007, TAM completed an exchange offer pursuant to which 99.2% of the holders exchanged these notes for new notes that are registered under the Securities Act and otherwise have identical terms

-	TAM Capital 2021 Notes: As of December 31, 2015, TAM has a senior note outstanding US$500 million due in 2021, with a fixed interest rate of 8.375% payable semi-annually, issued by TAM Capital 3 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas.

-	Commercial Bank Loans: As of December 31, 2015, unsecured Bank Commercial loans debt was US$ 7 million.

In 2015, the average interest rate of all of our long-term debt (consisting of our aircraft debt, the senior notes issued by TAM, the 2013-1 Series note and bank loans) was 3.88% of the total long-term debt, 70.73% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps.

As of December 2015, LATAM had US$1,467 million in current debt liabilities. Of this amount, US$641 million consisted of short-term debt, which represents 43.69% of our total current debt liabilities.

Various EX-IM Bank loans signed by LATAM for the financing of Boeing 767, 767 freighter, 777 freighter and 787 aircraft contain financial covenants and other restrictions, including restrictions in shareholder composition and disposal of assets. As of December 31, 2015, we also had purchase obligations totaling US$ 9.7 billion, with deliveries between 2016 and 2021, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 79,

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Airbus A350 1000XWB, the Boeing 787-8, and the Boeing 787-9): 41

The following table sets forth our material expected obligations and commitments as of December 31, 2015:

	Payments due by period, as of December 31, 2015
(US$ in millions)	Total(2)		Less than 1 year		1-3 years		3-5 years		More than 5 years
Financial debt obligations(1)	US$	9,120	US$	1,466	US$	2,748	US$	2,186	US$	2,720
Operating lease obligations	US$	2,653	US$	514	US$	801	US$	480	US$	858
Fleet Commitments(3)	US$	9,709	US$	1,952	US$	2,896	US$	3,122	US$	1,739
TOTAL	US$	21,482	US$	3,932	US$	6,445	US$	5,788	US$	5,317

(1)	Financial debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes issued by LAN and TAM, long-term and short-term bank loans and PDP financing.
(2)	The amount presented reflects LATAM’s estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery. For the amounts of material obligations and commitments as of December 31, 2015, please see Note 16 to our audited consolidated financial statements.
(3)	Fleet commitments represent the capex equivalent of purchasing all fleet arrivals.

2015 Fleet Acquisitions

During 2015, LATAM completed the acquisition of the following wide body aircraft:

•	Four Boeing 7879 passenger aircraft, financed through operating leases.

•	Three Boeing 7879 and 1 Airbus 350-900 passenger aircraft, financed through the EETC facility.

The four Boeing 787-9 aircraft financed through operating lease transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments. Aircraft financed through EETC are under the terms described above.

During 2015, LATAM completed the acquisition of the following narrow body aircraft:

•	One A321 231 passenger aircraft, financed through a commercial loan.

•	Seven A321 231 passenger aircraft, financed through sale and leaseback transactions.

•	Seven A321 231 passenger aircraft, financed through the EETC facility.

The aircraft financed under commercial financing is part of the 2014 facility under a 12-year floating rate amortizing loan. Narrow body aircraft financed through sale and leaseback transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments. Finally, aircraft financed through EETC are under the terms described above.

The ECA-guaranteed loans have an advance rate equal to 80% of the net purchase price of the aircraft for a 12-year period, with the remaining 20% of the aircraft being financed by the Company’s available cash flows.

2014 Fleet Acquisitions

During 2014, LATAM completed the acquisition of the following wide body aircraft:

•	Three Boeing 787 816 passenger aircraft, financed through EX IM Bank guaranteed bonds.

•	Two Boeing 787 816 passenger aircraft, financed through sale and lease back transactions.

These EX-IM Bank financial obligations have a repayment profile of 12 years, with a guarantee covering 85% of the net purchase price of the aircraft. The EX-IM Bank guarantee is secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of EX-IM Bank. We have financed the remaining 15% of the net purchase price with our own funds.

Finally, the two Boeing 787-8 aircraft financed through sale and leaseback transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments

During 2014, LATAM completed the acquisition of the following narrow body aircraft:

•	Nine A321 231 passenger aircraft, financed through commercial loans.

•	Four A320 214 and two A321 231, financed through sale and lease back transactions.

The commercial financing for the nine Airbus 321-231 aircraft consists of a senior tranche financing 81.7% of the net purchase price of the aircraft. A first priority mortgage on the aircraft exists in favor of a security trustee on behalf of the senior lender. The documentation for each loan follows standard market forms for the type of financing, including standard events of default.

Finally, narrow body aircraft financed through sale and leaseback transactions have lease terms of eight years. These leases are denominated in U.S. dollars and have monthly payments.

The majority of our 2014 wide body and narrow body aircraft financings through EX-IM Bank bonds, ECA guaranteed loans or commercial loans are denominated in U.S. dollars and have quarterly amortizations with a combination of fixed and floating rates linked to USD LIBOR. A small portion of our aircraft debt has monthly or semiannual payments; nevertheless it is also denominated in U.S. dollars and linked to U.S. dollar Libor. Through the use of interest rate swaps and fixed coupon Bond issuances in the case of Boeing aircraft, we have effectively converted a significant portion of our floating rate debt under these loans into fixed rate debt.

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

The current board of directors was elected at the ordinary shareholders’ meeting held on April 28, 2015. Its term expires in April 2017. On September 2, 2014, Mrs. Maria Claudia Amaro(1) resigned as a member of the board of directors, which elected Mr. Henri Philippe Reichstul in her place. On April 28, 2015, the board of directors was renewed in full and Mr. Henri Philippe Reichstul was reelected as member of the board of directors.

The following are LATAM Airlines Group’s directors:

Directors	Position
Mauricio Rolim Amaro(1)	Director / Chairman
Henri Philippe Reichstul	Director
Juan José Cueto Plaza(2)	Director
Ramón Eblen Kadis(3)	Director
Georges de Bourguignon Arndt	Director
Ricardo Caballero	Director
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director
Francisco Luzón López	Director

Senior Management	Position
Enrique Cueto Plaza(2)	CEO LATAM
Ignacio Cueto Plaza(2)	CEO LAN
Andrés Osorio Hermansen	CFO LATAM
Marco Antonio Bologna(5)	CEO TAM
Armando Valdivieso Montes	Senior VP Commercial LATAM
Claudia Sender	President TAM
Cristián Ureta Larraín	Cargo President
Roberto Alvo Milosawlewitsch	Senior VP International and Alliances
Emilio del Real Sota	Senior VP Human Resources
Jerome Cadier	Chief Marketing Officer
Juan Carlos Menció	Senior VP Legal
Enrique Elsaca Hirmas	Senior VP Spanish Speaking Countries
Hernán Pasman	Chief Operating Officer

(1)	Mr. Mauricio Rolim Amaro and Mrs. Maria Claudia Amaro are brother and sister. Both are members of the Amaro Group, which is defined in “Item 7” as a “Major Shareholder” and are the TAM controlling shareholders.
(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder,” and are the LATAM controlling shareholders.
(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”
(4)	Mr. Carlos Heller Solari is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”
(5)	Mr. Bologna ceased his functions as CEO of TAM on April 1, 2015.

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors were elected or reelected, as the case may be, in April 28, 2015 for a two-year term, which expires in April 2017.

Directors

Mr. Mauricio Rolim Amaro, has served as member of LATAM Airlines Group’s board of directors since June 2012. He was reelected to the board of directors of LATAM in April 2015 and has served as Chairman since September 2012. Mr. Amaro has previously held various positions in the TAM Group and served as a professional pilot at TAM Linhas Aéreas S.A. and TAM Aviação Executiva S.A. Mr. Amaro has been a member of the Board of TAM S.A. since 2004, and vice-chairman of the Board since April 2007. He is also an executive officer at TAM Empreendimentos e Participações S.A. and chairman of the boards of Multiplus S.A. (subsidiary of TAM S.A.) and of TAM Aviação Executiva e Taxi Aéreo S.A. As of January 31, 2016, according to shareholder registration data in Chile, Mr. Amaro shared in the beneficial ownership of 65,554,075 common shares of LATAM Airlines Group (12.02% of LATAM Airlines Group’s outstanding shares), held by TEP Chile S.A. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014. Mr. Reichstul has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to his roles as Administrative Board member of TAM and LATAM Group, he is also a member of the Board of Directors of Repsol YPF, Peugeot Citroen, AES Brasil, Foster Wheeler and SEMCO Partners, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline—Hertford College—Oxford University.

Mr. Juan José Cueto Plaza, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in April 2015. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Inversiones del Buen Retiro S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A., Valle Escondido S.A., Fundación Colunga and Universidad San Sebastián. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto Plaza, LATAM Airlines Group Executive Vice-President and LAN CEO, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2016, Mr. Cueto shared in the beneficial ownership of 136,394,023 common shares of LATAM Airlines Group (25.00% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. Mr. Cueto is also a member of the board of directors of Holdco II. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ramón Eblen Kadis, has served on LAN’s board of directors since June 1994 and was reelected to the board of directors of LATAM in April 2015. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., Inversiones Andes SpA, Granja Marina Tornagaleones S.A. and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of LATAM Airlines Group). As of January 31, 2016, The Eblen Group had the beneficial ownership of 30,550,333 common shares of LATAM Airlines Group (5.60% of LATAM Airlines Group’s outstanding shares). For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Georges de Bourguignon, has served on LATAM Airlines Group’s board of directors since September 2012 and was reelected to the board of directors of LATAM in April 2015. Mr. de Bourguignon has been a partner and executive director of Asset Chile S.A., a Chilean investment bank, since 1993. He is currently member of the board of directors K+S Chile S.A. and Salmones Austral Spa. In the past he has served in several other boards of public and private companies, as well as of boards of non profit organizations. Between 1990 and 1993, he was manager of the Financial Institutions Group at Citibank S.A. in Chile, and was a professor of economics at the Catholic University of Chile. He is an economist from Catholic University of Chile and a graduate of Harvard Business School. As of January 31, 2016, Mr. de Bourguignon indirectly held 3,153 common shares of LATAM Airlines Group (0.0006%) of LATAM Airlines Group outstanding shares).

Mr. Ricardo J. Caballero, joined LATAM’s board of directors in April 2014 and was reelected on April, 2015. Mr. Caballero is the Ford International Professor of Economics and Director of the World Economic Laboratory at the Massachusetts Institute of Technology, an NBER Research Associate, and an advisor of QFR Capital Management LP. Mr. Caballero was the Chairman of MIT’s Economics Department (2008-2011) and has been a visiting scholar and consultant at many major central banks and international financial institutions. His teaching and research fields are macroeconomics, international economics, and finance. His current research looks at global capital markets, speculative episodes and financial bubbles, systemic crises prevention mechanisms, and dynamic restructuring. His policy work focuses on aggregate risk management and insurance arrangements for emerging markets and developed economies. He has also written about aggregate consumption and investment, exchange rates, externalities, growth, price rigidity, dynamic aggregation, networks and complexity. Mr. Caballero has served on the editorial board of several academic journals and has a very extensive list of publications in all major academic journals. In April 1998 Caballero was elected a Fellow of the Econometric Society and subsequently of the American Academy of Arts and Sciences in April 2010.

Mr. Carlos Heller Solari, joined the board of LAN in May 2010 and was re-elected to the Board of Directors of LATAM in April 2015. Mr. Heller has vast experience in retail, communications, transport and agriculture categories. Mr. Heller is president of Bethia S.A. (“Bethia”) (parent company of Axxion S.A. and Betlan Two S.A.), He also serves on the boards of Red Televisiva Megavision, Club Hípico de Santiago, Falabella Retail S.A., Soltraser S.A., Viña Indómita S.A., Viña Santa Alicia S.A., Blue Express S.A. and Aero Andina S.A. In addition, he is the principal shareholder and president of “Azul Azul S.A.” concessionaire of the Corporación de Fútbol Profesional de la Universidad de Chile. On January 31, 2016, Mr. Heller indirectly held 33,367,357 ordinary shares of LATAM Airlines Group through Axxion S.A. and Inversiones HS Spa (6.12% of the shares of LATAM Airlines Group) and 1,017,449,607 shares Naviera S.A. Group Companies Axxion through S.A.

Mr. Gerardo Jofré Miranda, joined LATAM Airlines’ Board of directors on May 2010 and was reelected to the board of directors of LATAM in April 2015. Mr. Jofré is member of the board of directors of Codelco, Enersis Chile and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2010 to 2014 he served as president of the board of directors of Codelco. From 2005 to 2010 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. Construmart S.A., Inmobiliaria Playa Amarilla S.A. and Inmobiliaria Parque del Sendero S.A. and was President of Saber Más Foundation. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies. As of January 31, 2016, Mr. Jofré held 106,843 common shares of LATAM Airlines Group (0.0196 of LATAM Airlines Group’s outstanding shares).

Mr. Francisco Luzón López, has served on LATAM Airlines Group’s board of directors since September 2012 and was reelected to the board of directors of LATAM in April 2015. He has served as a consultant of the Inter-American Development Bank (BID) and he has been Teacher “Visiting Leader” of the School of Business China-Europe (“CEIBS”) in Shanghai (2012-2013). He is currently a member of the board of La Haya Real Estate and served as Independent Director at Willis Group between June 2013 and January 2016. Between 1999 and 2012, Mr. Luzon served as Executive Vice President for Latin America of Banco Santander. In this period, he was also Worldwide Vice President of Universia S.A. Between 1991 and 1996 he was Chairman and CEO of Argentaria Bank Group. Previously, in 1987, he was appointed Director and General Manager of Banco de Vizcaya and in 1988, Counselor and General Director of Banking Group at BBV. During his career Mr. Luzon has held positions on the boards of several companies, most recently participating in the council of the global textile company Inditex-Zara from 1997 until 2012.

Senior Management 1

Mr. Enrique Cueto Plaza, is LATAM Airlines Group’s Chief Executive Officer (“CEO”) and has been in this position since the merger between LAN and TAM in June 2012. From 1994 to 2012, Mr. Cueto was the CEO of LAN. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 30 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and president of the Latin American and Caribbean Air Transport Association (ALTA). Mr. Cueto is the brother of Mers. Juan José and Ignacio Cueto Plaza, member of the board and LAN CEO, respectively. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2016, Mr. Cueto jointly shared in the beneficial ownership of 136,394,023 common shares of LATAM Airlines Group (25.00% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, is LAN’s CEO. His career in the airline industry extends over 25 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, the biggest national cargo company of that time. In 1985, Mr. Cueto assumed as Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of LAN (from 1995 to 1997) and Ladeco (from 1994 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the merger with TAM in 2012. Mr. Cueto also led the establishment of the different subsidiaries that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and LATAM’s CEO, respectively. Mr. Cueto is also a member of the Cueto Group (which is a controlling shareholder of LATAM). As of January 31, 2016, Mr. Cueto shared in the beneficial ownership of 136,394,023 common shares of LATAM (25.00% of LATAM’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Marco Bologna, has served as TAM’s CEO since May, 2010. He is also board member of Suzano Papel e Celulose S/A. He joined TAM in March 2001, when he was appointed Vice President for Finance and Management, and Market Relations Director. From 2004 to 2007 he served as President of TAM Linhas Aéreas, and in March 2009 he took over as President of TAM Aviação Executiva and Táxi Aéreo S.A. Since April 30, 2010 he has chaired the holding company TAM S.A., which brings together TAM Linhas Aéreas, TAM Airlines (formerly TAM Mercosur), Multiplus Fidelidade, and the maintenance unit TAM MRO. In February 2012, he was also appointed President of TAM Linhas Aéreas. Mr. Bologna has extensive experience in the aviation industry, and has worked in the financial markets for over 20 years. On April 1, 2015, Mr. Bologna resigned from his position as CEO of TAM.

Mr. Armando Valdivieso Montes, is Senior Commercial Vice President of LATAM since 2015. After the merger between LAN and TAM in 2012, Mr. Valdivieso served as General Manager of LAN, and from 2006 until 2012 he served as the General Manager-Passenger. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business of LAN. From 1995 to 1997, Mr. Valdivieso was President of Fast Air, and from 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. Mr. Valdivieso is a civil engineer and obtained an MBA from Harvard Business School. As of January 31, 2016, according to shareholder registration data in Chile, Mr. Valdivieso owned 67,359 common shares of LATAM Airlines Group (0.012% of LATAM Airlines Group’s outstanding shares).

Mrs. Claudia Sender Ramirez, has served as TAM Airlines’ President since May 2013. Mrs. Sender joined the company in December 2011, as Commercial and Marketing Vice-President. After June 2012, with the conclusion of TAM-LAN merger and the creation of LATAM Airlines Group, she became the head of Brazil Domestic Business Unit, and her functions were expanded in order to include TAM’s entire Customer Service structure. Mrs. Prior to joining LATAM Airlines, she was Marketing Vice-President at Whirlpool Latin America for seven years. She also worked as a consultant at Bain & Company, developing projects for large companies in various industries, including TAM Airlines and other players of the global aviation sector. She has a bachelor’s degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and a MBA from Harvard Business School.

1 Mr. Damian Scokin held the position of LATAM’s International Unit Business Executive Vice President until September 30, 2014, date in which Mr. Scokin left the company.

Mr. Roberto Alvo Milosawlewitsch, is LATAM’s Senior VP International and Alliances, since 2015. Mr. Alvo is in charge of the results of the international passenger business unit and the negotiations on fleet related negotiations. He assumed the position of Senior Vice President Strategic Planning and Development in 2008. Mr. Alvo joined LAN Airlines on November 2001, and has served in various roles within LAN, including as CFO of LAN Argentina, Vice-president of Development of LAN Airlines and Vice-President of Treasury of LAN Airlines . Before 2001 Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Jerome Cadier, is Chief Marketing Officer, a position he assumed in March 2013. Prior to joining LATAM, he was head of Sales and Vice-president of Marketing of Whirlpool Home Appliances for Brazil. Mr. Cadier was also CEO in Whirlpool for Australia and New Zealand. Between 1994 and 2002, Mr. Cadier worked as a management consultant for McKinsey and Co. in Brazil. Mr. Cadier has an Industrial Engineering degree from Escola Politecnica da Universidade de Sao Paulo, Brazil and a Master’s degree from the Kellogg Graduate School of Business in the United States.

Mr. Juan Carlos Mencio, is Senior Vice President of Legal Affairs and Compliance for LATAM Airlines Group since June 1, 2014. Mr. Mencio had previously held the position of General Counsel for North America for LATAM Airlines Group and its related companies, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LAN, he was in private practice in New York and Florida representing various international airlines. Mr. Mencio obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

Mr. Andrés Osorio, is LATAM’s Chief Financial Officer (“CFO”), and has held this position since August 2013. He holds a Business degree from the Catholic University of Chile and has over 20 years of experience leading financial areas in companies such as Cencosud, where he was CFO for seven years, and Metrogas, among others. He has also been CEO of Empresas Indumotora, a Chilean automobile conglomerate, and was a partner at PricewaterhouseCoopers in Chile. As of January 31, 2016, Mr. Osorio owned 23,824 common shares of LATAM (0.0044% of LATAM Airlines Group’s outstanding shares).

Mr. Emilio del Real Sota, is LATAM’s HR Executive Vice-President, a position he assumed (with LAN) in August 2005. Between 2003 and 2005, Mr. del Real was the Human Resource Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions in Unilever, including Human Resource Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America. Mr. del Real has a Psychology degree from Universidad Gabriela Mistral.

Mr. Cristian Ureta Larrain, is LATAM’s Cargo Executive Vice-President since 2005. From 2002 to 2005, Mr. Ureta was Production Vice President of LAN Cargo, and between 1998 and 2002, he was LAN Cargo’s Planning and Development Vice-President. Prior to that, Mr. Ureta served as General Director and Commercial Director at Mas Air, and as Service Manager for Fast Air. Ureta has an Engineering degree from Pontificia Universidad Católica and a Special Executive Program from Stanford University.

Mr. Hernan Pasman, has served as LATAM’s Operations and Maintenance Executive Vice-President since 2015. Mr. Pasman joined LAN Airlines on 2005 as Director of Planning and Management Control for the strategic areas of the Company. From 2007 to 2010, Mr. Pasman was LAN Argentina’s Operations and Maintenance Vice-President and in 2011 he was promoted to General Manager of LAN Colombia. Between 2001 and 2005, Mr. Pasman was consultant at McKinsey&Co. in Chicago, and between 1995 and 2001, Mr. Pasman held positions at Citicorp Equity Investments, Teléfonica in Argentina and Motorola in Argentina. Mr. Pasman has an Engineering degree from Instituto Tecnológico de Buenos Aires and obtained an MBA from Kellogg Graduate School of Management, United States.

Mr. Enrique Elsaca, is LATAM’s Spanish Speaking Countries Executive Vice-President since October 2015. From 2004 to 2008, Mr. Elsaca was Planning Vice-President. In 2008, he assumed as Operating and Service Vice-President of LAN,and in 2012, Mr. Elsaca assumed the position of General Manager for LAN. Prior joining to LATAM, Mr. Elsaca worked in the retail sector at Santa Isabel-Cencosud (2000-2004), strategy consulting at consulting at Booz, Allen & Hamilton (1997-1999) and in Esso Chile (1991-1995). Mr. Elsaca has an Engineering degree from Pontificia Universidad Católica de Chile and obtained an MBA from MIT Sloan School of Management, United States. As of January 31, 2016, Mr. Elsaca owned 22,450 common shares of LATAM (0.0041% of LATAM Airlines Group’s outstanding shares).

B. Compensation

In 2015, the Company paid its principal executives (considering the levels of Vice Presidents, General Managers, Senior Director and Directors as defined above) a total of US$40,404,395. After the incentives for performance paid during 2015, the Company paid its principal executives total gross remunerations of US$54,194,311.

Under Chilean law, LATAM Airlines Group must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from LATAM Airlines Group for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the Superintendencia de Valores y Seguros de Chile (“SVS”), the Chilean securities regulator, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participated in any stock option plans.

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

As set forth in further detail in the following table, in 2015 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$364,815.

Board Members	Fees (US$)(1) (2)
Mauricio Rolim Amaro	47,539
Henri Philippe Reichstul	31,909
Ricardo J. Caballero	24,593
Juan José Cueto Plaza	34,944
Ramon Eblen Kadis	56,516
Georges de Bourguignon	61,639
Carlos Heller Solari	16,876
Juan Gerardo Jofre Miranda	64,731
Francisco Luzón López(	26,068

Total	364,815

(1)	Fees were converted from Chilean Pesos into U.S. Dollars at a rate of CLP$654.25 per U.S. Dollar.

(2)	Includes fees paid to members of the board of directors’ committee, as described below.

All of the above-mentioned directors were elected to the LATAM board of directors in April 2015.

As required by Chilean law, LATAM Airlines Group makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in April 2017. See “—Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporation Law, LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person committee of its board of directors, which, among other duties, is responsible for:

•	examining the reports of LATAM Airlines Group’s external auditors, the balance sheets and other financial statements submitted by LATAM Airlines Group’s administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies to the board of directors;

•	evaluating and proposing external auditors and rating agencies;

•	reviewing internal control reports pertaining to related-party transactions;

•	examining and reporting on all related-party transactions; and

•	reviewing the pay scale of LATAM Airlines Group’s senior management.

Under Chilean Corporation Law we are required, to the extent possible, to appoint a majority of independent directors to the Board of Directors Committee. A director is considered independent when he or she can be elected regardless of the voting of the controlling shareholders. See “Item 16. Reserved—G. Corporate Governance.”

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

As of December 31, 2015, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2015, the committee members were Mr. Gerardo Jofré Miranda, Mr. Ramón Eblen Kadis and Mr. Georges de Bourguignon Arndt. We pay each member of the committee 67 UFs per monthly assistance to meetings.

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

On June, 2014 LATAM’s board of directors established a Risk Committee to oversee the creation, implementation and management of a risk matrix for the Company.

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

The report provided each year to the Commission must cover the following subjects:

•	how the Board works;

•	the relationship between the company, shareholders and the public in general;

•	how senior officers are replaced and compensated; and

•	the definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees ending the period	As of December 31,
	2015(1)	2014	2013
Administrative	9.118	10,077	9,908
Sales	5.022	5,246	5,680
Maintenance	5.990	6,986	6,925
Operations	16.878	17,517	17,054
Cabin crew	9.383	9,237	9,339
Cockpit crew	4.022	4,009	4,091
Total	50.413	53,072	52,997

(1)	At December 31, 2015, approximately 25% of our employees worked in Chile, 73% in other Latin American countries and 2% in the rest of the world.

Our salary structure is comprised of: (a) fixed payments (base salary and other fixed payments such as legal gratifications, local bonus, company seniority and others, depending on each country’s law and market practice); (b) short term incentives (associated with corporate, area and individual performance), applicable to our ground staff; (c) long term incentives (applicable to our senior executives (Senior Directors and above))

According to the local law requirements, we make pension and social security contributions on behalf of our employees. Additionally, for our air staff and specialized professionals such as mechanics, we have fixed and variable payments, subject to the local collective agreements.

Regarding benefits, we usually provide life insurance and medical insurance, complementary of the coverage provided by the legal system. We also grant other benefits, according to local market practice (meal, transportation, maternal and paternal leave, etc.). Additionally, we have a global staff travel program, which grants free and discounted tickets to our permanent employees.

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

The general features of this stock option plan are:

(a)	The selection of the employees of the Company and its subsidiaries that were included by the Board of Directors in the compensation plan was made after a recommendation by our Executive Committee. A stock option agreement was signed with each selected employee for the number of options in connection to the acquisition of our shares to be allocated to such employee.

(b)	Until the shares in the option are subscribed, the optionee has no economic or political rights and is not considered in the quorums of shareholders’ meetings.

(c)	The options allocated to each employee are vested in parts, on the following three dates: (1) 30% on December 21, 2014; (2) 30% on December 21, 2015; and (3) 40% on June 21, 2016, subject to remaining employed by the Company.

(d)	The period during which the employee must exercise the options will expire December 21, 2016. If the employee has not exercised or waived the options in that period, the employee will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived all rights or powers in relation thereto, releasing us from any obligation.

(e)	The price payable for these shares if the respective options are exercised is US$17.22 adjusted by the variation in the Consumer Price Index (“CPI”) published monthly by the U.S. Department of Labor, from the date it was set by our Board of Directors to the date of subscription and payment of the shares. Such price shall be paid in Chilean pesos, converted at the observed dollar exchange rate published in the Official Gazette on the same date as subscription and payment of the shares.

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

As of December 2015, Stock Option Contracts were issued by the Company to 46 employees of the Company and its subsidiaries for a total of 4,202,000 stock options. This stock option plan excludes members of the Cueto group, the LATAM Controlling Shareholder, that serve as senior management of the Company.

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

No options have been granted under the 2015 Compensation Plan.

Training

There has been no significant change in the number of Company employees between 2012 and 2014. There was also no significant variation between the positions held by such employees.

As of December 31, 2015, the Company had 792 temporary employees. Approximately 34% of these temporary employees worked in Chile, 62% in other Latin American countries and 4% in the rest of the world.

As of December 31, 2015, 98% of all Company employees with permanent contracts are covered by collective agreements.

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

Chile

As a general labor relations policy in Chile, we negotiate labor contracts with unions in anticipation of their scheduled expirations. As a non-negotiable clause, all collective agreements are signed for the maximum legal term, namely, four years. During 2015, we renegotiated our collective bargaining agreements with the following unions: LATAM Airlines Group pilots, LATAM Airlines Group flight attendants, Andes (ground handling staff) and administrative personnel both from LATAM Airlines Group and Transporte Aéreo S.A. (LANExpress). All these collective agreements will be in force for the maximum legal term.

Finally, Transporte Aéreo’s (LANExpress) maintenance union, in the context of a ruled negotiation, rejected the Company’s last offer, resulting in the first legal strike in almost 20 years. Although this strike lasted 19 days, and thanks to advance planning and preparation, almost all flights departing form SCL (Santiago, Chile) operated under normal conditions, and on schedule. The maintenance union ended the strike by unilaterally extending the collective agreement’s validity for 18 months. Thus, a new negotiation process should take place during the third quarter of 2016.

Ecuador

•	LAN: Three employee associations were formed in 2012: of pilots, other general but composed mostly by maintenance employees and other general but composed mostly by employees of airports/administration. In November 2015 the Company signed a voluntary agreement with the association of pilots, in force until July 2019.

Additionally, in 2011 a union previously exclusive to cabin crew became general. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than 50% of our employees eligible for membership are members of this union.

•	ANDES: In 2013 two unions of ground handling employees were formed in Andes. These groups maintain relations with the Company, but do not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law, because less than 50% of our employees eligible for membership are members of each union.

Argentina

In Argentina, 65% percent of LAN-TAM employees are affiliated in at least in one of seven unions.

In November 2015 we started to negotiate the annual adjustment for inflation with the seven unions. In February 2016, we reached an agreement with the unions.

In January 2015, the Minister of Labor approved a new Work Collective Agreement with the flight attendants. After two years of negotiations we were able to make an agreement with no additional costs.

In 2015 we succeeded in implementing the Company’s planned changes to reduce operational labor and overhead costs, without significant protests or union intervention.

Colombia

In Colombia there are 4 different unions. Negotiations held with the Technicians union (“ACMA”) and Cabin Crew union (“ACAV”) in 2014 are in force until June 2017 and December 2018, respectively.

The other two unions correspond to Pilots (“ACDAC”), with which we are in the arbitration court pending decision, and the Industrial Union of Aviation Workers (“SINTRATAC”), with which we have negotiations ongoing.

Peru

LAN Peru will begin negotiations with the pilots’ union during the second quarter of 2016. Negotiations are expected to conclude with a collective agreement during the first quarter of 2017. In Peru we have five other unions whose collective agreements are in force until 2017 (cabin crew and aircraft technicians) and 2018 (airport workers and flight dispatchers). Our current collective agreements have a term of four years.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. TAM’s collective bargaining agreements are valid for one year (for the economic clauses) and for two years (for social clauses). TAM has historically negotiated collective bargaining agreements with nine unions in Brazil—one crew flight union, which represents pilots, copilots and flight attendants, and nine ground staff unions. In February 2016, TAM renegotiated collective bargaining agreements with all the unions, which included a wage increase of 11% in two increments, 5.5% in February and 5.5% in May, above the inflation rate for the period of 10.97%. For ground staff workers with salaries up to ten thousand dollars, the increase was R$ 550,00 in February, R$ 550,00 in May, more 10% of salary bonus.

E. Share Ownership

As of January 31, 2016, the members of our Board of Directors and our executive officers as a group owned 48.77% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—Employees—Long Term Incentive Compensation Program.”

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Cueto Group is LATAM’s controlling shareholder and it is comprised of Mr. Juan José Cueto Plaza (one of our directors), Mr. Ignacio Cueto Plaza (the CEO LAN), Mr. Enrique Cueto Plaza (the CEO LATAM) and certain other family members. As of January 31, 2016, the Cueto Group owned 25.00% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. The Cueto Group, which we also refer to as the “LATAM controlling shareholders,” have entered into a shareholder’s agreement with LATAM, TEP Chile and the TAM controlling shareholders. See “Shareholders’ Agreements.”

Following our combination with TAM, the Amaro Group is also a major shareholder of LATAM Airlines Group. The Amaro Group, which we also refer to as the “TAM controlling shareholders,” are controlling shareholders of TAM, through their 100% ownership of TEP Chile and majority ownership of Holdco I voting shares, which owns 100% of the common shares of TAM. The Amaro Group’s members include our chairman Mauricio Rolim Amaro and our former director Maria Claudia Amaro. As of January 31, 2016, the Amaro Group owned 12.02% of LATAM Airlines Group’s common shares. The Amaro Group has entered into a shareholders’ agreement with LATAM and the LATAM controlling shareholders. The terms of this shareholders’ agreement require the LATAM controlling shareholders to vote to elect individuals nominated by TEP Chile as members of our board of directors. See “Shareholders’ Agreements.”

In addition to these shareholders, there are two other major shareholder groups. As of January 31, 2016, the Bethia Group, which includes our director Carlos Heller Solari, owned 6.12% of our common shares and the Eblen Group, which includes our director Ramón Eblen Cádiz, owned 5.60% of our common shares.

The table below sets forth the beneficial owners, as of January 31, 2016, of our common shares, including our controlling shareholders, other major shareholders and minority shareholders.

	Beneficial ownership (as of January 31, 2016)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group	136,394,023	25.00%
Costa Verde Aeronautica S.A.	88,759,650	16.27%
Inversiones Nueva Costa Verde Aeronautica Ltda.	23,578,077	4.32%
Costa Verde Aeronautica SpA	12,000,000	2.20%
Others	12,056,296	2.21%

Amaro Group	65,554,075	12.02%
TEP Chile S.A.	65,554,075	12.02%

Bethia Group.	33,367,357	6.12%
Axxion S.A.	18,473,333	3.39%
Inversiones HS SpA.	14,894,024	2.73%

Eblen Group.	30,550,333	5.60%
Inversiones Andes S.A.	17,146,529	3.14%
Inversiones Andes II S.A.	8,000,000	1.47%
Inversiones PIA SpA.	5,403,804	0.99%

All other minority shareholders	279,692,313	51.26%

Total	545.558.101	100.00%

As of January 31, 2016, 3.86% of our capital stock was held in the form of ADSs, and 0.44% in the form of BDSs. Chilean pension funds held 18.90% of our capital stock and other minority investors held 26.19% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of January 31, 2016, we had 1,563 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

As described above under “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM,” following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the business combination, LATAM Airlines Group and the LATAM controlling shareholders entered into several shareholders’ agreements with TAM, the TAM controlling shareholders (acting through TEP Chile) and Holdco I, establishing agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and those of the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholders’ agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the business combination of LAN and TAM.

Governance and Management of LATAM Airlines Group

We refer to the shareholders’ agreement among the LATAM controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Airlines Group, and voting and transfer of their respective LATAM Airlines Group common shares and TEP Chile’s voting shares of Holdco I, as the “control group shareholders’ agreement.” We refer to the shareholders’ agreement between us and TEP Chile, which sets forth our agreement concerning the governance, management and operation of the LATAM Airlines Group, as the “LATAM Airlines Group-TEP shareholders’ agreement.” The control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement set forth the parties’ agreement on the governance and management of the LATAM Airlines Group following the effective time.

This section describes the key provisions of the control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement. The description of the control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders’ agreements, which have been filed as exhibits to this annual report on Form 20-F.

Composition of the LATAM Airlines Group Board

Mr. Maurício Rolim Amaro was reelected to the LATAM Airlines Group board of directors in April 2014 and April 2015. If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term. Thereafter, LATAM Airlines Group’s board of directors will appoint any of its members as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with the LATAM Airlines Group’s by-laws. Mrs. Maria Cláudia Oliveira Amaro was elected to the LATAM Airlines Group board of directors in June 2012, and resigned this position in September 2014. Also in September 2014, pursuant to Chilean law, Mr. Henri Philippe Reichstul was appointed by the board to fill her seat until the next general shareholders meeting. Mr. Reichstul will serve in this position until the next ordinary meeting of shareholders, in which the board of directors will have to be renewed and reelected in full.

Management of the LATAM Airlines Group

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

Mr. Ignacio Cueto Plaza has served as CEO of LAN (“CEO LAN”) since June 2012. The CEO LAN reports directly to the CEO LATAM and has general supervision, direction and control of the passenger and cargo operations of the LATAM Airlines Group, excluding those conducted by Holdco I, TAM and its subsidiaries, and the international passenger business of the LATAM Airlines Group. The CEO LAN, together with Mr. Marco Antonia Bologna, the current CEO of TAM (“CEO TAM”), are responsible for recommending a candidate to the CEO LATAM to serve as the head of the international passenger business of the LATAM Airlines Group (including both long haul and regional operations), who shall report jointly to the CEO LAN and the CEO TAM. The key executives of the LATAM Airlines Group (other than the CEO LATAM and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the CEO LATAM.

The head office of the LATAM Airlines Group continues to be located in Santiago, Chile.

Governance and Management of Holdco I and TAM

We refer to the shareholders’ agreement between us, Holdco I and TEP Chile, which sets forth our agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, as the “Holdco I shareholders’ agreement” and to the shareholders’ agreement between us, Holdco I, TAM and TEP Chile, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time, as the “TAM shareholders’ agreement.” The Holdco I shareholders’ agreement and the TAM shareholders’ agreement set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (collectively, the “TAM Group”) following the business combination of LAN and TAM.

This section describes the key provisions of the Holdco I shareholders’ agreement and the TAM shareholders’ agreement. The description of the Holdco I shareholders’ agreement and the TAM shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F are qualified in their entirety by reference to the full text of the aforementioned shareholders’ agreements, which have been filed as exhibits to this annual report on Form 20-F.

Composition of the Holdco I and TAM Boards

The Holdco I shareholders’ agreement and TAM shareholders’ agreement generally provide for identical boards of directors and the same chief executive officer at Holdco I and TAM, with LATAM appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors). On April 30, 2014 Mr. Marco Antonio Bologna was named President of the Board of Directors of TAM S.A. replacing Mrs. Maria Cláudia Oliveira Amaro, and on September 8, 2014 Mrs. Maria Cláudia Oliveira Amaro resigned her position as director of Holdco I. In her place, the board of directors appointed Mr. Henri Philippe Reichstul as a member of the board until the next general ordinary meeting of shareholders. A full renovation of the Board of Directors took place on April 28, 2015.

The control group shareholders’ agreement provides that the persons elected by or on behalf of the LATAM controlling shareholders or the TAM controlling shareholders to our board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM Group CEO under the oversight of the board of directors of Holdco I. The day-to-day business and affairs of TAM will be managed by the TAM Diretoria under the oversight of the board of directors of TAM. The TAM Diretoria will be comprised of the TAM Group CEO, the TAM CFO, the TAM COO and the TAM CCO. Marco Bologna, currently the CEO of TAM, will be the initial CEO of Holdco I and TAM, or the “TAM Group CEO” and any successor CEO will be selected by LATAM from three candidates proposed by TEP Chile. The TAM Group CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Airlines Group) and will carry out all orders and resolutions of the board of directors of TAM. The initial chief financial officer of TAM, or the “TAM CFO,” has been jointly selected by LATAM and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LATAM. The chief operating officer of TAM, or the “TAM COO,” and chief commercial officer of TAM, or the “TAM CCO,” will be jointly selected and recommended to the TAM board of directors by the TAM Group CEO and TAM CFO and approved by the TAM board of directors. These shareholders’ agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

Following the combination, TAM continues to be headquartered in São Paulo, Brazil.

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both LATAM and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

•	to approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;

•	to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company and its subsidiaries to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plan then in effect, with respect to actions affecting the cash flow statement;

•	to create, dispose of or admit new shareholders to any subsidiary of the relevant company, except to the extent expressly contemplated in the approved plans;

•	to approve the acquisition, disposal, modification or encumbrance by any TAM company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

•	to approve any investment in assets not related to the corporate purpose of any TAM company, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

•	to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•	to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

•	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

•	to approve any financial statements, amendments, or any accounting, dividend or tax policy of the relevant company;

•	to approve the grant of any security interest or guarantee to secure obligations of third parties;

•	to appoint executives other than the Holdco I CEO or the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

•	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

•	to approve any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose; (ii) corporate capital; (iii) the rights inherent to each class of shares and its shareholders; (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors; (v) changes in the number of directors or officers; (vi) the term; (vii) the change in the corporate headquarters of a relevant company; (viii) the composition, attributions and liabilities of management of any relevant company; and (ix) dividends and other distributions;

•	to approve the dissolution, liquidation, or winding up of a relevant company;

•	to approve the transformation, merger, spin-up or any kind of corporate re-organization of a relevant company;

•	to pay or distribute dividends or any other kind of distribution to the shareholders;

•	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

•	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

•	to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control;

•	to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

•	to approve the execution, amendment, termination or ratification of acts or agreement with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LATAM controlling shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LATAM Airlines Group common shares as follows:

•	until such time as TEP Chile sells any of its LAN common shares (other than the exempted shares as defined below held by TEP Chile), the LATAM Airlines Group controlling shareholders will vote their LATAM Airlines Group common shares to elect to the LATAM Airlines Group board of directors any individual designated by TEP Chile unless TEP Chile beneficially owns enough LATAM Airlines Group common shares to directly elect two directors to the LATAM Airlines Group board of directors;

•	the parties agree to vote their LATAM Airlines Group common shares to assist the other parties in removing and replacing the directors such other parties elected to the LATAM Airlines Group board of directors;

•	the parties agree to consult with one another and use their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LATAM Airlines Group board of directors or the LATAM Airlines Group shareholders;

•	the parties agree to maintain the size of the LATAM Airlines Group board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM Airlines Group board of directors at a majority of the total number of directors of the LATAM Airlines Group board of directors; and

•	if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement, then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LATAM Airlines Group controlling shareholders, which we refer to as a “directed vote.”

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

Transfer Restrictions

Pursuant to the control group shareholders’ agreement, the LATAM Airlines Group controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LATAM Airlines Group common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LATAM Airlines Group common shares, neither the LATAM Airlines Group controlling shareholders nor TEP Chile were permitted to sell any of their LATAM Airlines Group common shares, and TEP Chile was not permitted to sell its voting shares of Holdco I, until June 2015. Since then, sales of LATAM Airlines Group common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. After June 2022, TEP Chile may sell all of its LATAM Airlines Group common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LATAM Airlines Group controlling shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LATAM Airlines Group controlling shareholders have agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to LATAM for the same consideration paid for such shares.

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

It is our policy not to engage in any transaction with or for the benefit of any shareholder or member of the board of directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless the transaction is related to our business and the price and other terms are at least as favorable to us as those that could be obtained on an arm’s-length basis from a third party. Such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2015.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-194.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business.

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and Conselho Administrativo de Defesa Econômica (“CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation.

On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €800 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$10.9 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overtuned the Commission’s decision on December 16, 2015. The EC has decided not to appeal the case and must now decide if it will voluntarily withdraw the case (against some or all of the named parties) or issue a new decision with the aim of correcting the faults identified in the judgement by the European Court of Justice.On September 3, 2013, CADE published its decision to impose a fine of US$51.020 million against ABSA, after an investigation commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.020 million and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$12,580,835 (based on an exchange rate of US$ 1 = R$ 2.6). CADE also reduced the fines against ABSA’s Director and employees to US$251,616 and US$125,800, respectively. ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In the light of said pending judicial appeal, we cannot predict the ultimate outcome of this matter at this time.

The investigations by the DOJ, CCB and the EC prompted the filing of civil actions and claims by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group. LAN Cargo and ABSA reached a settlement agreement with the class action plaintiffs / non-class action claimants in the United States on August 6, 2012, and in Canada on August 20, 2013.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). The activity and progress of said civil actions is limited, in that they are now directly contingent upon the decision of the EC to withdraw the case before the General Court in Luxembourg or issue a new decision correcting the faults identified in the judgement. Given the pending decision of the EC, we cannot predict the ultimate outcome of these cases at this time.

Authorities in Chile and the United States continue to investigate payments by LATAM Airlines Group S.A. (formerly LAN Airlines S.A.) in 2006-2007, to a consultant who assisted in the resolution of labor issues in Argentina. In connection with the above, the Company has hired lawyers in Chile and the United States, and in June 2011 voluntarily reported this situation to the Securities and Exchange Commission (“SEC”) and the Justice Department of the United States. On February 4, 2016, Ignacio Cueto, the CEO of LAN, consented to entry of a cease-and-desist order by the SEC relating to the payments described above. Mr. Cueto agreed to pay a US$75,000 penalty to the SEC, to remain in compliance with LATAM’s compliance structure and internal accounting controls and to comply with the SEC’s books and records requirements. The Company has been cooperating with the investigation by the regulatory authorities and has been engaged in discussions to resolve these matters. The Company cannot reasonably estimate the ultimate cost associated with any potential resolution, nor is there any assurance that a resolution will be reached.

Legal proceedings involving TAM

TAM Linhas Aéreas is party to one action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft which crashed during departure, in addition to 22 actions filed by residents of the region where the accident occurred, who are claiming pain and suffering, and a class action related to this crash. Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in TAM’s insurance policy with Itaú Unibanco Seguros S.A. We believe that the cap of US$400 million in that insurance policy is sufficient to cover any potential penalties and judicial or extrajudicial agreements arising as a result of this matter.

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

TAM Linhas Aereas filed an ordinary action with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Payment of the tax credit is suspended by virtue of the injunctive relief granted in TAM’s favor. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). In 2004 and 2011, the INSS issued an assessment notice tolling the Statute of Limitations of the social security credit as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The administrative proceedings have been suspended until completion of the judicial process. The approximate adjusted value of this proceeding as of December 31, 2012 was R$271 million. In the opinion of our legal advisors, the chance of losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of R$271 million pending the final outcome of the matter.

TAM Linhas Aereas is a plaintiff in an action filed against the Brazilian government in 1993 seeking damages for the break-up of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM requesting clarification of the initial decision. The estimated value of the action is R$245 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is probable. We have not recognized these credits in our financial statements and will only do so if and when the aforementioned decision is final.

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

For additional Legal Proceedings relating to the ordinary course of our business, please see Note 30 – Contingencies – to our audited consolidated financial statements.

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

Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information— E. Taxation—Cash Dividends and Other Distributions”). Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

A. Offer and Listing Details

The principal trading market for our common shares is the SSE. The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs have been listed on the NYSE under the symbol “LFL” since November 7, 1997. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. On June 22, 2012 the common shares also started to be traded on the Brazilian Stock Exchange (“Bovespa”) under the symbol LATM11. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the SSE for the common shares and the high and low closing prices on the NYSE for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

	Ch$ per Common Share		US$ per ADS		R$ per BDR
Period	Low	High	Low	High	Low	High

2011	14,790.00	15,600.0	18.65	31.91
2012(*)	10,577.3	14,360.7	22.10	29.40	45.33	53.35
2013	5,967.3	11,755.4	11.62	24.84	26.53	49.00
2014
Quarters:
First	7,517.5	8,791.6	13.46	16.36	31.01	38.00
Second	7,444.2	8,742.5	13.36	15.62	30.80	35.60
Third	6,697.0	7,694.1	11.32	13.69	25.00	30.47
Fourth	6,533.3	7,359.6	10.60	12.30	26.00	32.00

Annual:
Annual 2014	6,533.3	7,359.6	10.60	16.36	25.00	38.00

2015
Quarters:
First	5,123.7	7,198.3	8.06	11.98	26.4	32.0
Second	4,521.3	6,163.4	6.88	10.02	29.1	21.4
Third	3,320.8	4,596.5	4.64	7.11	17.5	22.4
Fourth	3,270.2	4,150.5	4.70	6.07	18.1	24.0
Months:
September	3,320.8	3,838.7	4.64	5.53	20.0	21.7
October	3,270.2	3,972.5	4.70	6.07	19.3	24.0
November	3,693.6	4,150.5	5.43	5.93	22.4	24.0
December	3,446.1	3,734.1	4.80	5.46	18.1	23.9
Annual:
Annual 2014	3,270.2	7,198.3	4.64	11.98	17.5	32.0

	Ch$ per Common Share		US$ per ADS		R$ per BDR
Period	Low	High	Low	High	Low	High
2016
Quarters:
First	3,276.4	4,730.5	4.49	7.00	19.8	23.0

Months:
January	3,276.4	3,877.5	4.49	5.39	22.8	23.0
February	3,556.5	4,151.6	5.10	6.04	23.0	23.0
March	3,986.3	4,730.5	5.83	7.00	19.8	23.0

Source: Santiago Stock Exchange, the New York Stock Exchange and the Bovespa

(*)	From June 22, 2012, following the combination of LAN and TAM, the trading stock continues to be listed as “LFL” on the NYSE and as “LAN” on the SSE, but reflects the value of the combined operating entity, LATAM Airlines Group.

As of January 31, 2016, a total of 545,558,101 million common shares were outstanding, including common shares represented by ADSs.

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

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the SSE. In 1991, the SSE initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system; a firm offers system or daily auctions. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m. The SSE has an electronic system of trade, called Telepregón HT, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:00 p.m. (or 5:00 p.m., depending on the period of the year). The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. (or 5:30 p.m., depending on the period of the year) on each business day. In February 2000, the SSE Off-Shore Market began operations. In the Off-Shore Market, publicly offered foreign securities are traded and quoted in U.S. dollars.

Brazil

Bovespa is a Brazilian publicly-held company, created in 2008, through the integration between the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros).

Bovespa is the most important Brazilian institution to intermediate equity market transactions and the only securities, commodities and futures exchange in Brazil. Trading on such exchanges is limited to member brokerage firms and to a limited number of authorized non-members. LATAM’s common shares are listed on the Bovespa.

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

Trading through Bovespa occurs on each business day from 10:00 a.m. to 5:30 p.m. (Brazilian local time)On February 2, 2016, LATAM received the approval by CVM for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III ("BDRs"), supported by common shares of the company and, consequently, our registration of the foreign issuer. On April 5, 2016, the Board of Directors of LATAM approved the cancellation of the BDRs program (“Cancellation”), with the subsequent termination of its existing foreign issuer registration on the CVM. The cancellation will take place through the sale of the underlying common stocks to the BDRs in the Santiago Stock Exchange. The BDRs holders that don’t want to sell the Shares may remain as shareholders of LATAM in Chile, acknowledging that each BDR represents one Share.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

This Item reflects recent legal amendments effected by Chilean Law No. 20,382 on Corporate Governance, which was enacted on October 13, 2009, and came into effect on October 20, 2009, and Chilean Law No. 20,552, which modernized and encouraged competition in the financial system, was enacted on November 6, 2011 and came into effect on December 17, 2011.

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

Organization and Register

LATAM Airlines Group is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. LATAM Airlines Group was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (Diario Oficial de la República de Chile) No. 31.759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices de Santiago) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

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

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions shall be carried out through a tender offer:

•	an offer which allows the taking control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

•	an offer for a controlling percentage of the shares of a publicly traded company if the acquiror intends to take control of the company (whether publicly traded or privately held) controlling such publicly traded company, to the extent that the latter represents 75.0% or more of the consolidated net assets of the former.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes issued shares, the shares are registered in that investor’s name even without payment, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends of distribution of capital despite not having paid for the subscribed shares. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were canceled and no longer available for issuance by us. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of February, 28, 2016, our share capital consisted of 545,558,101 common shares, all of which were subscribed and fully paid. Chilean law recognizes the right of corporations to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to two employee compensation plans: (i) 2011: approved by extraordinary shareholders’ meetings held on December 21, 2011 and September 4, 2012, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on December 21, 2016; and (ii) 2013: approved by extraordinary shareholders’ meeting held on June 11, 2013, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on November 15, 2017.

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

Under Chilean law, preemptive rights are freely exercisable, transferable or waived by shareholders during a 30-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders’ meeting. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry of LATAM Airlines Group as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such 30-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third parties. For that 30-day period and an additional 30-day period, Chilean publicly held corporations are not permitted to offer any unsubscribed common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional 30-day period, Chilean publicly held corporations are authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange.

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

These transactions include any negotiation, act, contract or operation in which the publicly-traded company intervenes together with either (i) parties which are legally deemed related pursuant to article 100 of the Chilean Securities Market Law, (ii) a director, senior manager, administrator, main executive or liquidator of the company, either on their own behalf or on behalf of a third party, including those individuals’ spouses or close relatives, (iii) companies in which the foregoing individuals own at least 10% (directly or indirectly), or in which they serve as directors, senior managers, administrators or main executives, (iv) parties indicated as such in the publicly-traded company’s by-laws, or identified by the directors’ committee or (v) those who have served as directors, senior managers, administrators, main executives or liquidators of the counterparty in the last 18 months and are now serving in one of those positions at the publicly-traded company.

Corporations may enter into transactions with related parties if (i) the transaction is in the interest of the corporation, (ii) the transaction is made on an arm’s-length basis at market conditions, (iii) the individuals involved in the transactions report them immediately to the board, (iv) the transaction is approved after a reasoned explanation by the majority of the board, excluding those directors or liquidators that are involved in the transaction (who shall, nonetheless, render an opinion on the matter if required by the board), (v) the decisions of the board are disclosed at the next shareholders’ meeting, and (vi) in case the majority of the board is disqualified to vote, the majority of the non-involved directors have approved the transaction, or two thirds of the voting shares have approved the transaction).

If, as noted in clause (vi) of the preceding paragraph, the transaction is to be approved by the shareholders’ meeting, the following additional rules apply: (i) the board shall appoint an independent appraiser that shall report to the shareholders on the transaction, (ii) the director’s committee or the non-involved directors may appoint a second independent appraiser, (iii) the appraiser’s reports shall be made available for 15 days, (iv) the receipt and availability of the reports shall be disclosed as a material fact and (iv) directors shall render an opinion on the transaction within five business days after receiving the reports.

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

The Chilean Corporation Law sets forth a number of exceptions to the foregoing rules. In the following situations, transactions with related parties may be carried out without complying with the foregoing rules: (i) if a transaction does not involve a substantial amount (if it does not exceed 1.0% of the net worth of the company and does not exceed the equivalent of 2,000 UF or approximately US$96,554 as of the date of this annual report on Form 20-F) unless such a transaction exceeds 20,000 UF (for this calculation all similar transactions carried out within a consecutive 12-month period between the same parties or for the same subject matter, shall be deemed as a single transaction), (ii) transactions which according to the policies determined by the board of directors, are deemed to be within the ordinary course of business (the determination of such policies shall be disclosed as a material fact and made available to shareholders), and (iii) if the counterparty is an entity in which the publicly-traded company has, directly or indirectly, at least a 95.0% ownership. As per the exemption indicated in (ii) above, on December 29, 2009, the Board of Directors of LATAM Airlines Group established policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.

 Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on June 11, 2013, and the most recent ordinary annual meeting of our shareholders was held on April 28, 2015.

Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the SVS. In addition, as from January 1, 2010 there are two new rules in this regard: (i) the SVS may directly call for an extraordinary shareholders’ meeting in case of a publicly-traded company, and (ii) any kind of shareholders’ meeting may be self-convened and take place if all voting shares attend, regardless of the fulfillment of the notice and other type of procedural requirements.

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

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a majority of our issued common shares. If that quorum is not reached, the meeting can be reconvened within 45 days, and at the second meeting the shareholders present are deemed to constitute a quorum regardless of the percentage of the common shares that they represent.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, under the Chilean Corporation Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in our corporate form, division or merger with another entity;

•	amendment to our term of existence, if any;

•	our early dissolution;

•	change in our corporate domicile;

•	decrease of our capital stock;

•	approval of contributions and the assessment thereof whenever consisting of assets other than money;

•	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

•	decrease in the number of members of the board of directors;

•	the conveyance of 50% or more of our assets (whether or not it includes our liabilities);

•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

•	the conveyance of shares of a subsidiary which entails the transfer of control;

•	the form that dividends are paid in;

•	granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;

•	the acquisition of our own shares, when, and on the terms and conditions, permitted by law;

•	all other matters provided for in the by-laws;

•	the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first 13 items listed above;

•	the institution of the right of the controlling shareholder who has purchased at least 95% of the shares to purchase shares of the outstanding minority shareholders pursuant to the procedure set forth in article 71 bis of the Corporation Law; and

•	the approval or ratification of transactions with related parties, as per article 147 of the Corporation Law (described above).

Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series. As noted above, LATAM Airlines Group does not have special series of shares.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation is required to send to every shareholder notice by regular mail, a notice containing a reference to the issues that will be discussed, together with instructions to obtain all the appropriate documentation regarding those issues, and publish such notice on its website. The board is also required to provide a copy of the annual report and the financial statements of the company. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder who has requested a written notice. Shareholders who do not fall into this category but who request it must be sent a copy of our annual report. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

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

For all dividend distributions agreed by the board of directors in excess of the mandatory minimum of 30% noted in the preceding paragraph, LATAM Airlines Group may grant an option to its shareholders to receive those dividends in cash, or in shares issued by either LATAM Airlines Group or other corporations. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively is required to receive a dividend in cash. See “—Preemptive Rights and Increases in Share Capital” above.

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions or if any of the situations enumerated below takes place, dissenting or affected shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are declared bankrupt or are subject to a creditor’s agreement pursuant to Title XII of Book IV of the Commerce Code. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

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

The resolutions and situations that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into an entity that is not a publicly held corporation governed by the Chilean Corporation Law;

•	the merger of the company with or into another company;

•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

•	the conveyance of shares of a subsidiary which entails the transfer of control;

•	the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

•	resolutions of the shareholders’ meeting approving the decision to make private a public corporation in case the requirements set forth in “—General” cease to be met;

•	if a publicly-traded company ceases to be obligated to register its shares in the Securities Registry of the SVS, and an extraordinary shareholders’ meeting agrees to de-register the shares and finalize its disclosure obligations mandated by the Corporation Law;

•	if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and

•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

In addition, shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender offer for the remaining shares within 30 days after acquisition.

Under article 69 bis of the Chilean Corporation Law, the right to withdraw also is granted to shareholders (other than pension funds that administer private pension plans under the national pension law), under certain terms and conditions, if a company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69 bis undertaken by the company or the Chilean government that affect negatively and substantially the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the company within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 bis, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the company’s shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If, as previously described, the SVS determines that the shares are not actively traded on a stock exchange, the price shall be the book value calculated as described above.

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

Registration and Transfers

The Depósito Central de Valores (“DCV”) acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

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

On November 10, 2008, we entered into supplemental agreement No. 24 to the Purchase Agreement No. 2126 to acquire four additional Boeing 767-300 passenger aircraft and two purchase rights for Boeing 767-300 aircraft. Two of these aircraft were delivered in 2011, while the other two aircraft had a scheduled delivery date in 2012. The estimated gross value (at list prices) of these aircraft was US$636 million.

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

On February 15, 2011, we entered into supplemental agreement No. 30 to the Purchase Agreement No. 2126 to acquire three additional Boeing 767-300 passenger aircraft. Delivery was scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$510 million.

On May 10, 2011, we entered into supplemental agreement No. 31 to the Purchase Agreement No. 2126 to acquire five additional Boeing 767-300 passenger aircraft and four purchase rights for Boeing 767-300 passenger aircraft. Delivery was scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$870 million.

On December 22, 2011 we entered into supplemental agreement No. 32 to the Purchase Agreement No. 2126 to exercise two purchase options for two additional Boeing 767-300 passenger aircraft, while the remaining purchase options were deleted. Delivery was scheduled to take place in 2012. The estimated gross value (at list prices) of these aircraft was US$340 million.

Boeing 787-8/9 Fleet

On October 29, 2007, we entered into Purchase Agreement No. 3256 with the Boeing Company (“Purchase Agreement No. 3256”) to acquire 18 Boeing 787-8 aircraft and eight Boeing 787-9 aircraft to be delivered between 2012 and 2016. This purchase agreement provides us with the option of purchasing 15 additional aircraft to be delivered in 2017 and 2018. The estimated gross value (at list prices) of the Boeing aircraft for which we had firm commitments to take delivery under this contract is US$3.2 billion.

On March 22, 2010, we entered into supplemental agreement No. 1 to the Purchase Agreement No. 3256 to advance the scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.

On July 8, 2010, we entered into supplemental agreement No. 2 to the Purchase Agreement No. 3256 to advance the scheduled delivery date of two Boeing 787-8 aircraft.

On August 24, 2012, we entered into supplemental agreement No. 3 to the Purchase Agreement No. 3256 to replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.

On September 16, 2013, we entered into a delay settlement agreement with respect to Purchase Agreement No. 3256, whereby we agreed to update delivery dates, settle consequences of the currently known delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This delay settlement agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.

On April 22, 2015, we entered into Supplemental Agreement No. 4 to Purchase Agreement No. 3256 to reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.

On July 3, 2015, we entered into Supplemental Agreement No. 5 to Purchase Agreement No. 3256 to reschedule the delivery date of one Boeing 787-8 aircraft

Boeing 777 Freighter Fleet

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

On November 2, 2010, we entered into supplemental agreement No. 2 to the Purchase Agreement No. 3194, to exercise one of the two options for a Boeing 777 freighter aircraft with scheduled delivery date in 2012. The estimated gross value (at list prices) of this aircraft was US$280 million.

On September 22, 2011, we entered into supplemental agreement No. 3 to the Purchase Agreement No. 3194 to advance the scheduled delivery date of one firm Boeing 777 freighter aircraft during 2012.

On August 9, 2012, we entered into supplemental agreement No. 4 to the Purchase Agreement No. 3194 to reflect the configuration of the aircraft covered under such Purchase Agreement.

Airbus A320-Family Fleet

On March 20, 1998, we entered into the Second A320-Family Purchase Agreement with Airbus S.A.S. (“Second A320-Family Purchase Agreement”) to acquire five Airbus A320-Family Aircraft.

On November 14, 2003, we entered into amendment No. 1 to the Second A320-Family Purchase Agreement to exercise three purchase rights for Airbus 319 aircraft, among other things.

On October 4, 2005, we entered into amendment No. 2 to the Second A320-Family Purchase Agreement to acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.

On March 6, 2007, we entered into amendment No. 3 to the Second A320-Family Purchase Agreement to exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.

On December 23, 2009, we entered into amendment No. 5 to the Second A320-Family Purchase Agreement to acquire 30 additional Airbus A320-Family Aircraft. The estimated gross value (at list prices) of these aircraft was US$2.0 billion.

According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

On May 10, 2010, we entered into amendment No. 6 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.

On May 19, 2010, we entered into amendment No. 7 to the Second A320-Family Purchase Agreement to advance the scheduled delivery date of three aircraft.

On September 23, 2010, we entered into amendment No. 8 to the Second A320-Family Purchase Agreement to convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.

On December 21, 2010, we entered into amendment No. 9 to the Second A320-Family Purchase Agreement to acquire 50 additional Airbus A320-Family Aircraft. The estimated gross value (at list prices) of these aircraft was US$2,600,000,000.

On June 10, 2011, we entered into amendment No. 10 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.

On November 3, 2011, we entered into amendment No. 11 to the Second A320-Family Purchase Agreement to convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.

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

On 31 March, 2014, we entered into amendment No. 14 to the Second A320 Family Purchase Agreement covering the rescheduling of the scheduled delivery date of one Aircraft.

On May 16, 2014, we entered into amendment No. 15 to the Second A320 Family Purchase Agreement covering the rescheduling of the scheduled delivery month of certain Aircraft.

On July 15, 2014, we entered into amendment No. 16 to the Second A320 Family Purchase Agreement covering cancellation and substitution of certain Aircraft.

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

Airbus A320 NEO-Family Fleet

On June 22, 2011, we entered into A320 NEO Purchase Agreement (“A320 NEO Purchase Agreement”) to acquire 20 Airbus 320 NEO family aircraft with scheduled delivery dates in 2017 and 2018. The estimated gross value (at list prices) of these aircraft is US$1.7 billion.

On February 27, 2014, we entered into amendment No. 1 to the A320 NEO Purchase Agreement covering the advancement of the date by which the LATAM selects the propulsion systems.

On July 15, 2014, we entered into amendment No. 2 to the A320 NEO Purchase Agreement covering the order of incremental A320 NEO Aircraft.

On December 11, 2014, we entered into amendment No. 3 to the A320 NEO Purchase Agreement covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.

Aercap Holdings N.V.

On May 28, 2013, we entered into a framework deed with Aercap Holdings N.V. for the sale and leaseback of several A330-200 aircraft already in fleet and several new aircraft to be received from the manufacturer including A350-900, B787-8 and B787-9 aircraft. The estimated gross value (at list prices) of these aircraft is US$3.0 billion.

Aircastle Holding Corporation Limited

On February 21, 2014, we entered into a framework deed with Aircastle Holding Corporation Limited for the lease of four B777-300ER already in fleet. The four aircraft were manufactured in 2012 and the estimated market value (at list prices) of these aircraft is US$580 million. The average term of the leases is 60 months.

GE Commercial Aviation

On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing B777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.

GE Engine Services LLC

On June 12, 2014, we (and TAM Linhas Aereas S.A.) entered into engine services agreement with GE Engine Services, LLC and GE Celma Ltda. for the provision of maintenance services of CF6-80C2B6F engines (which powers our B767 fleet) during 200 shop visits or 10 years, whichever occurs first.

On July 28, 2009, TAM Linhas Aereas S.A. entered into an engine services agreement with GE Engine Services, Inc. for the provision of maintenance services of GE90-115BL engines, which power 10 B777 passenger fleet and 4 spare engines, for a period of 12 years per engine.

Société AIR FRANCE

On February 22, 2010, we entered into an engine services agreement with Société AIR FRANCE for the provision of maintenance services for GE90-110BL engines, which power 2 B777 freighter fleet and 1 spare engine, for a period of eight years per engine.

CFM International

On December 17, 2010, we entered into General Terms Agreement No. CFM-1-2377460475 (the “GTA”) and Letter Agreement No. 1 to GTA with CFM International, Inc. (“CFM”) for the sale and support by CFM of CFM56-5B engines to power 70 A320 family aircraft and up to 14 CFM56-5B spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with CFM for the provision by CFM of maintenance services for the above-mentioned installed and spare engines.

On December 31, 2014, we entered Letter Agreement No. 2 to GTA with CFM International, Inc. (“CFM”) for the sale and support by CFM of CFM56-5B engines to power 20 A320 family aircraft and one spare engine.

On March 15, 2006, TAM Linhas Aereas S.A. entered into an engine services agreement with GE Celma Ltda. for the provision of maintenance services for CFM56-5B engines, which power 47 A320 Fam passenger fleet and 6 spare engines, for a period of 15 years per engine.

PW1100G-JM Engine Maintenance Agreement

In February 2014, we entered into an engine support and maintenance agreement with United Technologies Internation Corporation, Pratt & Whitney Division (“PW”) for the sale, support and maintenance by PW of PW1100G-JM engines to power 42 A320NEO family aircraft and nine spare engines. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for LATAM.

Rolls-Royce PLC & Rolls-Royce TotalCare Services Limited

On September 30, 2009, we entered into General Terms Agreement No. DEG5307 (the “GTA”) with Rolls-Royce PLC for the sale and support by Rolls-Royce of Trent 1000 engines to power 32 B787 family aircraft and up to 10 Trent 1000 spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with Rolls-Royce TotalCare Services Limited for the provision by Rolls-Royce of maintenance services for the above-mentioned installed and spare engines, for a period of 15 years per engine.

On January 11, 2011, TAM Linhas Aereas S.A. entered into General Terms Agreement No. DEG5292 (the “GTA”) with Rolls-Royce PLC for the sale and support by Rolls-Royce of Trent XWB engines to power 27 A350XWB family aircraft and up to 7 Trent XWB spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with Rolls-Royce TotalCare Services Limited for the provision by Rolls-Royce of maintenance services for the above-mentioned installed and spare engines, for a period of 12 years per engine. Subsequently, on July 31, 2015, the aforementioned agreements were novated, so that LATAM Airlines Group S.A. replaces TAM Linhas Aereas S.A. in both agreements.

International Aero Engines AG

On October 12, 2006, we entered into an engine services agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500-A5 engines, which power 53 A320 Fam passenger fleet and 9 spare engines, for a period of 12 years per engine.

On October 21, 2010, TAM Linhas Aereas S.A. entered into an engine services agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500-A5 engines, which power 26 A320 Fam passenger fleet and 7 spare engines, for a period of 12 years per engine.

SABRE Contract

In November 2009, we entered into a master agreement with SABRE Inc., pursuant to which LATAM was granted with access and use of certain reservation systems and other SABRE software solutions. This agreement will remain in force for five years or until the expiration of all Work Orders to the agreement. In addition, on May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement SABRE Inc., will grant LATAM access and use of certain reservation systems. This agreement will enter into force after the expiration of Work Order No. 1 to the agreement entered in November 2009 by LATAM and SABRE Inc. and will be effective for an initial period of 10 years.

In addition, LATAM has distribution agreements in place with SABRE as well as with other distribution providers.

TAM Material Contracts

A320/A330 Family Purchase Agreements

In November 2006, TAM entered into a purchase agreement with Airbus S.A.S. for the purchase of 31 A320-Family Aircraft and six A330-200 aircraft, with deliveries between 2007 and 2010.

In January 2008, TAM entered into a new purchase agreement for 20 A320-Family Aircraft and four A330-200 aircraft, with deliveries between 2007 and 2014.

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

In December 2014, TAM entered into Amendment No. 19 to the A320/A330 Purchase Agreement to reschedule and substitute certain A321 Aircraft.

In June 2015, TAM entered into Amendment No. 20 to the A320/A330 Purchase Agreement to make a change to the schedule delivery month of one A321 Aircraft.

In December 2015, TAM entered into Amendment No. 21 to the A320/A330 Purchase Agreement to make a change to the schedule delivery month of two A320 NEO Aircraft.

A350 Family Purchase Agreement

In January 2008, TAM entered into a purchase agreement with Airbus S.A.S. for the purchase of 22 A350 aircraft plus 10 options rights for A350 aircraft.

In July 2010, TAM entered into amendment No. 1 to the A350 purchase agreement to exercise its option of five A350 XWB options.

In July 2014, TAM entered into amendment No. 2 to the A350 purchase agreement to reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.

In July 2014, TAM, LATAM and Airbus entered into a novation agreement novating the A350 purchase agreement from TAM to LATAM.

In October 2014, we entered into amendment No. 3 to the A350 purchase agreement to reschedule the scheduled delivery month of a certain A350-900XWB aircraft.

In September 2015, we entered into amendment No. 4 to the A350 purchase agreement to modifiy certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.

In November 2015, we entered into amendment No. 5 to the A350 purchase agreement to convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.

Boeing 777 Purchase Agreement

In February 2007, TAM entered into a purchase agreement with Boeing for the purchase of four Boeing 777-32WER aircraft.

In August 2007, TAM entered into supplemental agreement No. 1 to the 777 Purchase Agreement to exercise four option aircraft and to define certain aircraft configuration.

In March 2008, TAM entered into supplemental agreement No. 2 to the 777 Purchase Agreement to document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.

In December 2008, TAM entered into supplemental agreement No. 3 to the 777 Purchase Agreement for the purchase of two incremental 777 aircraft.

In July 2010, TAM entered into supplemental agreement No. 5 to the 777 Purchase Agreement to reschedule the delivery of certain aircraft.

In February 2011, TAM entered into supplemental agreement No. 6 to the 777 Purchase Agreement for the purchase of two incremental 777 aircraft.

In May 2014, TAM entered into supplemental agreement No. 7 to the 777 purchase agreement to substitute two 777-300ER Aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.

CFM56-5B Engine Maintenance Contract

In March 2006, TAM entered into a services agreement with GE Celma, a Brazilian subsidiary of General Electric Engine Services division, for the maintenance by GE Celma of CFM56-5B engines to power 25 A320 family aircraft and four spare engines.

In March 2007 TAM entered into the Amendment 1 to the above-mentioned services agreement with GE Celma, extending the maintenance services to the engines powering additional 16 A320 family aircraft and two spare engines.

In April 2015, TAM entered into supplemental agreement No. 8 to the 777 purchase agreement to reschedule the delivery of certain aircraft.

V2500-A5 Engine Maintenance Agreement

In 2000, TAM entered into an engine maintenance contract with MTU Motoren-und Turbinen-Union München GmbH, or MTU, pursuant to which MTU agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 TAY650-15 aircraft engines. This contract is complemented by a novation and amendment agreement between us and Rolls-Royce Brazil Ltda. pursuant to which Rolls-Royce Brazil Ltda. replaced MTU as contract counterparty. This agreement terminates on June 30, 2015.

PW4168 Engine Maintenance Agreement

In June 2007, TAM Linhas Aéreas S.A. entered into a purchase and support agreement engine sale, support and maintenance services agreement with Pratt & Whitney covering 20 engines contained in TAM’s A330-200 fleet six aircraft plus two spares. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for TAM. Amendment 3 July 2010 10 aircraft y 4 spares.

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

In adittion, on May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement SABRE Inc., will grant TAM access and use of certain reservation systems. This agreement will enter into force after the expiration of that Work Order No. 1 to the November 2009 agreement between LATAM and SABRE Inc., and will be effective for an initial period of 10 years.Amadeus Contract

In July 2009, TAM entered into a general services agreement with Amadeus IT Group S.A., pursuant to which TAM was granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. This agreement will remain in force for ten years, unless cancelled early by either party. In addition, TAM has distribution agreements in place with Amadeus as well as with other distribution providers.

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

The Central Bank of Chile also eliminated Chapter XXVI of the Compendium of Foreign Exchange Regulations, which regulated the establishment of an ADR facility by a Chilean company. Pursuant to the new rules, it is no longer necessary to seek the Central Bank of Chile’s prior approval in order to establish an ADR facility or to enter into a foreign investment contract with the Central Bank of Chile. The establishment of an ADR facility is now regarded as an ordinary foreign investment, and simply requires that the Central Bank of Chile be informed of the transaction pursuant to Chapter XIV of the amended Compendium of Foreign Exchange Regulations and that the foreign currency transactions related thereby be conducted through the Formal Exchange Market.

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

Cash Dividends and Other Distributions

Cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the level of corporate income tax we actually paid on the income to be distributed (referred to herein as the First Category Tax); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax will be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. In the year 2015, Law 20,780 modified the provisional rate of the First Category Tax from 21% to 22,5%.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, a First Category Tax rate of 22.5%, and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

The Company’s taxable income	100.00
First Category Tax (22.5% of Ch$100)	(22.50)
Net distributable income	77.50
Dividend distributed (30% of net distributable income)	23.25
First category increase	6.75
Withholding Tax (35% of the sum of Ch$23.25 dividend plus Ch$6.75 First Category Tax paid)	(10.50)
Credit for 22.5% of First Category Tax	6.75
Net tax withheld	(3.75)
Net dividend received	19.50
Effective dividend withholding rate	16,13%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)1 – (First Category Tax effective rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that we paid. The effective rate of Withholding Tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax we paid (if any) on the earnings to which the dividends are attributed, according to the Company’s Taxable Profit Fund. The Effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, which results in an effective rate of 23.5%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, from 2004 until 2010, the First Category Tax rate was 17%, which results in an effective rate of Withholding Tax of 21.69%. In 2011 the First Category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2012 the First Category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2013 the First Category Tax rate was 20%, which results in an effective rate of Withholding Tax of 18.75%. In 2014 the First Category Tax rate was 21%, which results in an effective rate of Withholding Tax of 17.72%. In 2015 the First Category Tax rate was 22.5%, which results in an effective rate of Withholding Tax of 16.13%.

For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5%, 17% or 20%, the effective overall combined tax rate imposed on our distributed profits will be 35%. In the event that profits from previous years are not sufficient to cover a particular dividend, and the dividend is attributable to the current year, we will generally withhold tax from the dividend at the full 35% rate. If as of December 31 of the year in which the dividend is paid, the withholding is determined to be excessive taking into account First Category Tax, holders may file for a refund.

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

In all other cases, gain on the disposition of common shares will be subject only to a flat capital gains tax which is assessed at the same rate as the First Category Tax as sole income tax 22.5% in 2015, and no withholding tax will apply. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) the difference between Withholding Tax rate and First Category Tax rate of the total (sale price) amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax too. Unless the gain subject to taxation can be determined, in which case the withholding is equal to 35%. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange, in other authorized stock exchanges or within the process of a public tender of common shares governed by the Securities Market Law.

Chile’s Internal Revenue Service Ruling Nº 224 (issued on January 30, 2008) confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is not subject to capital gains tax in Chile. Such exemption is applicable provided that the purchase of such ADR certificates has been made at stock exchanges duly authorized by SVS (which includes the New York Stock Exchange).

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$36,089 as of December 31, 2015) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

We believe that our common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. See “—PFIC Rules” below. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Accordingly, we expect that dividends we pay with respect to the ADSs will be qualified dividend income. Because our common shares are not expected to be listed on any United States securities market, it is unclear whether dividends we pay with respect to the common shares will also be qualified dividend income. If dividends we pay with respect to our common shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a noncorporate U.S. holder) will be subject to taxation at ordinary income tax rates.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of common shares or ADSs unless such credit can be applied against tax due on other income treated as derived from foreign sources in the appropriate limitation category.

PFIC Rules

We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, unless you elect to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

LATAM fuel consumption for 2015 was 1,224.9 million gallons and the forecast for 2016 is 1,172 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on an approved policy. This policy aims to hedge approximately 20-60% of our aggregate fuel consumption, using commodity derivatives for the expected fuel consumption from 12-24 months.

Jet Fuel is not the only underlying asset that LATAM may use for hedging purposes. It may also consider derivative instruments in other underlying commodity assets such as crude oil (BRENT), West Texas intermediate (WTI) or heating oil (HO).

To keep the Company competitive, a portion of the fuel consumption is not hedged, as a drop in fuel prices positively affects the Company through a reduction in costs.

We may be exposed to fuel hedging transaction losses if our counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. We generally are not required to post collateral and do not require our counterparties to post collateral in respect of positions under our fuel hedging transactions. For more information see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.”

During 2015, 2014 and 2013 we entered into a mix of swaps and option contracts on BRENT, WTI and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non delivery forward). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2015 LATAM	2014 LATAM	2013 LATAM
	(millions of US$)
Gallons Purchased	544.7	684.3	823.7
% Total Annual Fuel Consumption	43.6%	55.6%	65.0%
Combined Result of Hedges (in US$)	-239.4	–108.7	+19.8

As of December 31, 2015, the fair value of our outstanding fuel related derivative contracts was estimated to be US$56.4 million (negative).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2016, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2015, 2014 and 2013.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
	2015 LATAM	2014 LATAM	2013 LATAM
	(millions of US$ per barrel)
BRENT or JET benchmark price
+5	+5.41	+24.9	+24.6
–5	–2.78	–25.1	–19.1

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure as of December 31, 2015, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 125.61 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the JET and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$116.83 million of the Company’s total fuel consumption.

Risk of Variation in Foreign Exchange Rates

The functional currency of the LATAM holding company is the U.S. dollar. Because LATAM conducts its business in local currencies in several countries, it faces the risk of variations in multiple foreign currency exchange rates. Depreciation of these currencies against the U.S. dollar could have adverse effects both transactional and translational, because part of our revenues and expenses are denominated in those currencies.

At the same time, LATAM’s subsidiaries are exposed to foreign exchange risk, which could in turn impact the consolidated results of the Company.

The greatest exposure to future cash flows is mainly presented by the subsidiary TAM S.A. and volatility in the R$/US$ exchange rate. TAM S.A.’s earnings are generated largely in R$. We actively manage the R$/US$ exchange rate risk by entering into FX derivative contracts and carrying out internal operations for obtaining natural hedging.

Additionally, LATAM manages its economic exposures of future flows revenues on Euro (EUR), Great Britain Pound (GBP), Chilean Peso (CLP) and Australia Dollars (AUD) and also LATAM hedges these FX exposures by entering into FX derivative contracts.

In lower concentration, the company also faces foreign exchange risk relating to additional currencies such as: Argentinean Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars.

As of December 31, 2015, the fair value of our FX derivative contracts was estimated to be US$8.0 million (positive).

Because changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).

The following table shows the sensitivity of the fair value of financial instruments as a result of reasonable changes in the exchange rates of Euros, British Pounds and Brazilian reais. The term projection is defined until the end of the last hedging contract in force:

LATAM foreign exchange sensitivity Derivatives Position as of December 31, 2015
Appreciation (depreciation) of US$	Effect on equity (Millions of US$)

-10%	+16.7

+10%	-21.3

As of January 29, 2016, the Company has FX derivatives of US$311 million (notional) for FX BRL, US$110 million (notional) for FX EUR, US$15 million (notional) for FX GBP and US$30 million (notional) for FX CLP.

Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of TAM and its balance sheet currency mismatch, as TAM has a net US$ liability position. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of TAM may fluctuate and therefore could impact LATAM’s financial results.

The exposure to the Brazilian real on TAM’s balance sheet has been reduced from over US$4.0 billion since the merger in June 2012 to less than US$ 1.0 billion as of December 31, 2015. The Company continues working to mitigate this exposure through the execution of the fleet transfer from TAM to LATAM and payment of TAM’s debt denominated in USD.

The following table shows the sensitivity of TAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2015	2014	2013
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+67.6	+69.8	+197.8
+10%	–67.6	–69.8	–197.8

Our foreign currency exchange exposure as of December 31, 2015 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1.762.652	62,4%	401.996	14,2%	123.823	4,4%	534.430	18,9%	2.822.901
Other assets	10.415.799	68,2%	4.663.848	30,5%	10.004	0,1%	188.866	1,2%	15.278.517
Total assets	12.178.451	67,3%	5.065.844	28,0%	133.827	0,7%	723.296	4,0%	18.101.418
Current liabilities	3.840.176	68,1%	1.184.287	21,0%	205.949	3,7%	410.560	7,3%	5.640.972
Long-term liabilities	8.617.503	90,5%	682.328	7,2%	204.775	2,2%	18.292	0,2%	9.522.898
Total liabilities and shareholders’ equity	15.395.227	85,0%	1.866.615	10,3%	410.724	2,3%	428.852	2,4%	18.101.418

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

Risk of Fluctuations in Interest Rates

As of December 31, 2015, LATAM had US$ 9,120 million in outstanding interest bearing loans. LATAM uses interest rate derivatives to reduce the impact of an increase of interest rates. 70.7% of LATAM outstanding debt as of December 31, 2015 was effectively at a fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$ 2,669.6 million, from which 78.1% is assigned to aircraft financing and 21.9% to non-aircraft financing. The fixed interest rate debt amounts are US$ 6,450.5 million of which 63.6% is assigned to aircraft financing and 36.4% to non-aircraft financing. The interest rate hedged debt amounts to US$655 million of which 99.4% is assigned to interest rate swaps and 0.6% to interest rate caps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2015, the fair value of all the interest rate swaps was estimated to be US$39.8 million (negative).

The interest rate cap contracts qualify as cash flow hedges with no ineffectiveness associated with them due to the fact that all critical terms of the debt and the caps are matched. As of December 31, 2015, the fair value of these contracts was estimated to be close to zero.

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

The use of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing, has enabled the Company to have predictable interest rate costs, reducing the cash volatility.

As of December 31 2015, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 3.9%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2015 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2015 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2016	2017	2018	2019	2020	2021 and thereafter
	(millions of US$)
Interest-bearing liabilities	3.9%	1,457	1,779	915	785	1,387	2,720

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2015 after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2015 LATAM	2014 LATAM	2013 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-26.7	–27.5	–29.7
–100 basis points	+26.7	+27.5	+29.7

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2015 LATAM	2014 LATAM	2013 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+8.7	+15.3	+23.3
–100 basis points	+9.0	–15.9	–24.5

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, our common shares trade in the form of ADS. Since August 2007, each ADS represents one common share, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement. ADSs commenced trading on the NYSE in 1997. In October 2011, our Depositary bank changed from The Bank of New York Mellon to JP Morgan Chase Bank, N.A. (“JP Morgan”).

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

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•         Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•         Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2015, the Company received from the depositary US1,048,850.4 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Future Fees and Payments

JP Morgan, as the depositary bank, has agreed to reimburse the Company for certain of our reasonable expenses related to our ADS program and incurred by us in connection with the program. The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards); and indirect payments (third-party expenses paid directly and fees waived).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2015, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2015 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-156 of our audited consolidated financial statements.

(d) Changes in internal control over financial reporting. During 2015 TAM and its subsidiaries implemented SAP as their ERP to be in line with the rest of the LATAM Group. Consequently, internal controls over financial reporting were adjusted or changed in order to assure the new system works properly. None of the changes have materially affected, or are likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Georges de Bourguignon Arndt as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. de Bourguignon is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”

B. CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, as well as to other employees. Our code is freely available online at our website, www.lan.com, under the heading “Corporate Governance” on the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, or by e-mail at investor.relations@lan.com we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2015 and 2014:

	2015	2014
		USD (in thousands)
Audit fees	1,910	2,146
Audit-related fees	7	12
Tax fees	6	29
All Other fees	11	135
Total fees	1,935	2,322

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services. Fees in 2015 and 2014 include attestation services related with revenues in Argentina.

Other fees in the above table are fees billed by PricewaterhouseCoopers as of December 31, 2015 and correspond primarily for survey salary and salary special studies in Peru and Chile. Fees in 2014 correspond to a survey salary in Peru, review of the reporting process for the business intelligence program in Chile and entity management risk consulting.

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

NYSE Standards	Our Corporate Governance Practice

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s and employee’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics and conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th floor, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@lan.com, we will provide any person with a copy of our code of ethics without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

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

Consolidated Financial Statements for LATAM Airlines Group and its Subsidiaries

ITEM 19.        EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit
No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

2.5*	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.

2.6*	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A.

2.7*	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A).

2.8*	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon.

2.9	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of December 14th, 2006 to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 21, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.4*	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

Exhibit
No.	Description

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.18	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.26	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.28.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.29.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.29.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29.4*	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.30	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.31	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.2*	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit
No.	Description

4.34	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.34.1*	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

IFRS Santiago, Chile, March 21, 2016 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial statements for the fiscal year ended December 31, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with the International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars.

F-2

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

F-4

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2015	2014
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	6 - 7	753,497	989,396
Other financial assets	7 - 11	651,348	650,401
Other non-financial assets	12	330,016	247,871
Trade and other accounts receivable	7 - 8	796,974	1,378,835
Accounts receivable from related entities	7 - 9	183	308
Inventories	10	224,908	266,039
Tax assets	17	64,015	100,708

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,820,941	3,633,558

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		1,960	1,064

Total current assets		2,822,901	3,634,622

Non-current assets
Other financial assets	7 - 11	89,458	84,986
Other non-financial assets	12	235,463	342,813
Accounts receivable	7 - 8	10,715	30,465
Intangible assets other than goodwill	14	1,321,425	1,880,079
Goodwill	15	2,280,575	3,313,401
Property, plant and equipment	16	10,938,657	10,773,076
Tax assets	17	25,629	17,663
Deferred tax assets	17	376,595	407,323
Total non-current assets		15,278,517	16,849,806
Total assets		18,101,418	20,484,428

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2015	2014
		ThUS$	ThUS$

Current liabilities
Other financial liabilities	7 - 18	1,644,235	1,624,615
Trade and other accounts payables	7 - 19	1,483,957	1,489,373
Accounts payable to related entities	7 - 9	447	56
Other provisions	20	2,922	12,411
Tax liabilities	17	19,378	17,889
Other non-financial liabilities	21	2,490,033	2,685,386
Total current liabilities		5,640,972	5,829,730
Non-current liabilities
Other financial liabilities	7 - 18	7,532,385	7,389,012
Accounts payable	7 - 23	417,050	577,454
Other provisions	20	424,497	703,140
Deferred tax liabilities	17	811,565	1,051,894
Employee benefits	22	65,271	74,102
Other non-financial liabilities	21	272,130	355,401
Total non-current liabilities		9,522,898	10,151,003
Total liabilities		15,163,870	15,980,733

EQUITY
Share capital	24	2,545,705	2,545,705
Retained earnings	24	317,950	536,190
Treasury Shares	24	(178)	(178)
Other reserves		(6,942)	1,320,179
Parent's ownership interest		2,856,535	4,401,896
Non-controlling interest	13	81,013	101,799
Total equity		2,937,548	4,503,695
Total liabilities and equity		18,101,418	20,484,428

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		December 31,
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$

Revenue	25	9,740,045	12,093,501	12,924,537
Cost of sales		(7,636,709)	(9,624,501)	(10,054,164)
Gross margin		2,103,336	2,469,000	2,870,373
Other income	27	385,781	377,645	341,565
Distribution costs		(783,304)	(957,072)	(1,025,896)
Administrative expenses		(878,006)	(980,660)	(1,136,115)
Other expenses		(323,987)	(401,021)	(408,703)
Other gains/(losses)		(55,280)	33,524	(55,410)
Income from operation activities		448,540	541,416	585,814
Financial income		75,080	90,500	72,828
Financial costs	26	(413,357)	(430,034)	(462,524)
Share of profit of investments accounted for using the equity method		37	(6,455)	1,954
Foreign exchange gains/(losses)	28	(467,896)	(130,201)	(482,174)
Result of indexation units		481	7	214
Income (loss) before taxes		(357,115)	65,233	(283,888)
Income (loss) tax expense / benefit	17	178,383	(292,404)	20,069
NET INCOME (LOSS) FOR THE PERIOD		(178,732)	(227,171)	(263,819)
Income (loss) attributable to owners of the parent		(219,274)	(259,985)	(281,114)
Income (loss) attributable to non-controlling interest	13	40,542	32,814	17,295

Net income (loss) for the year		(178,732)	(227,171)	(263,819)
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.40193)	(0.47656)	(0.57613)
Diluted earnings (losses) per share (US$)	29	(0.40193)	(0.47656)	(0.57613)

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		December 31,
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		(178,732)	(227,171)	(263,819)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(14,631)	-	-
Total other comprehensive income that will not be reclassified to income before taxes		(14,631)	-	-
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	(1,409,439)	(650,439)	(629,858)
Other comprehensive income, before taxes, currency translation differences		(1,409,439)	(650,439)	(629,858)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	80,387	(163,993)	128,166
Other comprehensive income (losses), before taxes, cash flow hedges		80,387	(163,993)	128,166
Total other comprehensive income that will be reclassified to income before taxes		(1,329,052)	(814,432)	(501,692)
Other components of other comprehensive income (loss), before taxes		(1,343,683)	(814,432)	(501,692)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	3,911	-	-
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		3,911	-	-
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(21,103)	47,979	(19,345)
Income taxes related to components of other comprehensive income that will be reclassified to income		(21,103)	47,979	(19,345)
Total Other comprehensive income		(1,360,875)	(766,453)	(521,037)
Total comprehensive income (loss)		(1,539,607)	(993,624)	(784,856)
Comprehensive income (loss) attributable to owners of the parent		(1,551,331)	(980,697)	(768,457)
Comprehensive income (loss) attributable to non-controlling interests		11,724	(12,927)	(16,399)
TOTAL COMPREHENSIVE INCOME (LOSS)		(1,539,607)	(993,624)	(784,856)

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	-	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	-	(219,274)	(219,274)	40,542	(178,732)
Other comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-		(1,332,057)	-	(1,332,057)	(28,818)	(1,360,875)
Total comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-	-	(1,332,057)	(219,274)	(1,551,331)	11,724	(1,539,607)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)
Total transactions with shareholders		-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)

Closing balance as of December 31, 2015		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	(259,985)	(259,985)	32,814	(227,171)
Other comprehensive income		-	-	(603,880)	(116,832)	-	-	(720,712)	-	(720,712)	(45,741)	(766,453)
Total comprehensive income		-	-	(603,880)	(116,832)	-	-	(720,712)	(259,985)	(980,697)	(12,927)	(993,624)
Transactions with shareholders
Equity issuance	24-33	156,321	-	-	-	-	-	-	-	156,321	-	156,321
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	8,631	(22,052)	(13,421)	872	(12,549)	27,088	14,539
Total transactions with shareholders		156,321	-	-	-	8,631	(22,052)	(13,421)	872	143,772	27,088	170,860

Closing balance as of December 31, 2014		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2013		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	-	-	-	-	-	-	-	(281,114)	(281,114)	17,295	(263,819)
Other comprehensive income		-	-	(593,565)	106,222	-	-	(487,343)	-	(487,343)	(33,694)	(521,037)
Total comprehensive income		-	-	(593,565)	106,222	-	-	(487,343)	(281,114)	(768,457)	(16,399)	(784,856)
Transactions with shareholders
Equity issuance	24-33	888,570	-	-	-	-	-	-	-	888,570	-	888,570
Dividends	24	(25)	25	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	24-33	(179)	-	-	-	15,437	(8,882)	6,555	281	6,657	(4,597)	2,060
Total transactions with shareholders		888,366	25	-	-	15,437	(8,882)	6,555	281	895,227	(4,597)	890,630

Closing balance as of December 31, 2013		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		December 31,
	Note	2015	2014	2013
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		11,372,397	13,367,838	13,406,275
Other cash receipts from operating activities		88,237	96,931	4,638
Payments for operating activities
Payments to suppliers for goods and services		(7,029,582)	(8,823,007)	(9,570,723)
Payments to and on behalf of employees		(2,165,184)	(2,433,652)	(2,405,315)
Other payments for operating activities		(351,177)	(528,214)	(31,215)
Interest received		43,374	11,589	11,310
Income taxes refunded (paid)		(57,963)	(108,389)	(83,033)
Other cash inflows (outflows)	6	(184,627)	(251,657)	76,761
Net cash flows from operating activities		1,715,475	1,331,439	1,408,698
Cash flows used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses		-	518	(5,517)
Cash flows used in the purchase of non-controlling interest		-	-	(497)
Other cash receipts from sales of equity or debt instruments of other entities		519,460	524,370	270,485
Other payments to acquire equity or debt instruments of other entities		(704,115)	(474,656)	(440,801)
Amounts raised from sale of property, plant and equipment		57,117	564,266	225,196
Purchases of property, plant and equipment		(1,569,749)	(1,440,445)	(1,381,786)
Amounts raised from sale of intangible assets		91	-	-
Purchases of intangible assets		(52,449)	(55,759)	(43,484)
Payment from other long-term assets		-	-	22,144
Other cash inflows (outflows)	6	10,576	(17,399)	75,448
Net cash flow from (used in) investing activities		(1,739,069)	(899,105)	(1,278,812)
Cash flows from (used in) financing activities
Amounts raised from issuance of shares		-	156,321	888,949
Payments to acquire or redeem the shares of the entity		-	4,661	-
Amounts raised from long-term loans		1,791,484	1,042,820	2,043,518
Amounts raised from short-term loans		205,000	603,151	1,101,159
Loans repayments		(1,263,793)	(2,315,120)	(1,952,013)
Payments of finance lease liabilities		(342,614)	(394,131)	(423,105)
Dividends paid		(35,032)	(35,362)	(29,694)
Interest paid		(383,648)	(368,789)	(361,006)
Other cash inflows (outflows)	6	(99,757)	(13,777)	(62,013)
Net cash flows from (used in) financing activities		(128,360)	(1,320,226)	1,205,795
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(151,954)	(887,892)	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents		(83,945)	(107,615)	(1,041)
Net increase (decrease) in cash and cash equivalents		(235,899)	(995,507)	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	989,396	1,984,903	650,263
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	753,497	989,396	1,984,903

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

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

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.00% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2015, the Company had a total of 1,563 registered shareholders. At that date approximately 3.91 % of the Company’s share capital was in the form of ADRs and approximately 0.44% in the form of BDRs.

For the period ended December 31, 2015, the Company had an average of 51,466 employees, ending this period with a total of 50,413 employees, spread over 9,118 Administrative employees, 5,990 in Maintenance, 16,878 in Operations, 9,383 in Cabin Crew, 4,022 in Controls Crew, and 5,022 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2015			As December 31, 2014			As December 31, 2013
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.2900	100.0000	99.7100	0.0000	99.7100	99.7100	0.2900	100.0000
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

b)	Statement of financial position

		Statement of financial position									Net Income
											For the periods ended
		As of December 31, 2015			As of December 31, 2014			As of December 31, 2013			December 31,
											2015	2014	2013
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity		Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	5,613	5,522	91	3,229	2,289	940	2,722	2,210	512	2,341	2,078	787
96.763.900-1	Inmobiliaria Aeronáutica S.A.	39,302	14,832	24,470	39,920	16,854	23,066	38,553	12,124	26,429	1,404	(717)	1,231
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	519,588	1,049,232	(521,907)	640,020	1,065,157	(426,016)	641,589	901,851	(246,521)	(35,187)	(114,511)	(104,966)
Foreign	Lan Perú S.A.	255,691	240,938	14,753	239,470	228,395	11,075	263,516	252,109	11,407	5,068	1,058	3,755
Foreign	Lan Chile Investments Limited and Subsidiary (*)	2,015	13	2,002	2,015	-	2,015	4,419	5,248	(829)	(13)	2,844	(1)
93.383.000-4	Lan Cargo S.A.	483,033	217,037	265,966	575,979	234,772	341,207	772,640	413,527	359,113	(74,408)	(17,905)	3,685
Foreign	Connecta Corporation	37,070	38,298	(1,228)	27,431	28,853	(1,422)	9	2,171	(2,162)	194	740	(356)
Foreign	Prime Airport Services Inc. and Subsidar	6,683	11,180	(4,497)	18,120	22,897	(4,777)	13,528	18,412	(4,884)	279	107	78
96.951.280-7	Transporte Aéreo S.A.	331,117	122,666	208,451	367,570	147,278	220,292	359,693	120,399	239,294	5,878	(19,001)	(4,129)
96.634.020-7	Ediciones ladeco América S.A.	-	-	-	-	484	(484)	-	560	(560)	-	-	-
Foreign	Aircraft International Leasing Limited	-	4	(4)	-	-	-	-	2,805	(2,805)	(4)	2,805	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	8,985	4,641	4,344	9,601	3,912	5,689	10,675	3,684	6,991	1,811	893	1,802
96.631.410-9	Ladeco Cargo S.A.	297	13	284	346	13	333	381	13	368	(1)	16	(2)
Foreign	Laser Cargo S.R.L.	27	39	(12)	41	138	(97)	52	201	(149)	69	12	(34)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	62,406	43,759	15,563	60,634	46,686	12,218	354,250	256,109	96,817	3,344	(84,603)	111,043
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidar	54,179	68,220	(12,601)	45,589	59,768	(12,711)	39,419	48,630	(9,937)	113	(4,276)	(1,246)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	16,512	14,676	1,828	16,035	14,746	1,272	15,362	8,933	6,421	2,772	(4,473)	517
59.068.920-3	Technical Trainning LATAM S.A.	1,527	266	1,261	1,660	263	1,397	-	-	-	(72)	-	-
Foreign	TAM S.A. and Subsidiaries (*) (**)	4,711,316	4,199,223	437,953	6,817,698	5,809,529	912,634	8,695,458	7,983,671	617,035	(183,912)	171,655	(458,475)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

(**)	During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

Additionally, we have proceeded to consolidate the following special purpose entities: 1) JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2) Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3) Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4) Private investment funds and 5) Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2014 and December 31, 2015, are detailed below:

(1)	Incorporation or acquisition of companies

-	Lan Pax Group S.A., a subisidiary of Latam Airlines Group S. A., was the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A.. During 2014, Lan Pax Group S.A. obtained 100% of the economic rights in Aerolane, through its participation in the company Holdco Ecuador S.A., who is the owner of the 45% remaining of Aerolane. By this Lan Pax Group S.A. is the owner of 20% of shares with voting rights and is owner of 100% with the economic rights of Holdco Ecuador S.A.. As Latam Airlines Group S. A. was controlled Aerolane Líneas Aéreas Nacionales del Ecuador S.A. through Lan Pax Group S.A. for accounting purposes, this transaction was recorded as a transaction with non-controlling interests.

-	In November 2014, LATAM Airlines Group S.A. acquires the remaining 50% shares of Lufthansa Lan Technical Training S.A. becoming in subsidiary. Subsequently it changed the business name to Technical Training LATAM S.A.

(2)	Dissolution of companies

-	In December 2014, the Company Ediciones Ladeco América S.A. subsidiary of Lan Cargo S.A. was dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended December 31, 2015, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

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

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences in presented as follows:

As of December 31, 2014
	Consolidated	Consolidated
	Financial	Financial
	Statements	Statements
	for SEC	for SVS	Difference
	ThUS$	ThUS$	ThUS$
Total Equity
Parent's ownership
Retained earnings
Net Income (Loss) for the period	(259,985)	(109,790)	(150,195)
Retained earnings for the last period	796,175	645,980	150,195
Total Retained earnings	536,190	536,190	-
Non-controlling
Retained earnings
Net Income (Loss) for the period	32,814	32,829	(15)
Retained earnings for the last period	17,099	17,084	15
Total Retained earnings	49,913	49,913	-

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The consolidated financial statements are prepared in accordance with what is described above because it requires the use of a certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2015:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)	Accounting pronouncements not yet in force for financial years beginning on January 1, 2015 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers.	May 2014	01/01/2017

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 it is still under evaluation.

On January 2016 was issued the International Financial Reporting Standard 16 Leases (IFRS 16) which sets out the principles for the recognition, measurement, presentation and disclosure of leases agreements by the lessor and the lessee. This standard is effective for annual periods beginning on or after 1 January 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers.

The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement. LATAM Airlines Group S.A. and subsidiaries are still assessing this standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

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

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

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

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

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

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

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

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

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

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

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

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the period ended at December 31, 2015, the Company recognized losses of US$ 239.4 million on fuel derivative. During the same period of 2014, the Company recognized losses of US$ 108.7 million for the same reason.

At December 31, 2015, the market value of its fuel positions amounted to US$ 56.4 million (negative). At December 31, 2014, this market value was US$ 157.2 million (negative).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2015 (*)	Maturities
	Q116	Q216	Q316	Q416	Total

Percentage of the hedge of expected consumption value	63%	27%	27%	11%	32%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2014 (*)	Maturities
	Q115	Q215	Q315	Q415	Total

Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the last quarter of 2016.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December, 2015 and the end of December, 2014.

	Positions as of December 31, 2015	Positions as of December 31, 2014
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+5.41	+24.90
-5	-2.78	-25.06

Given the fuel hedge structure during the year 2015, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 125.61 million in the cost of total fuel consumption for the same period. For the first half of 2015, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 116.83 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR) and Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and 2016, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At December 31, 2015, the market value of its FX positions amounted to US$ 8.0 million (positive). At end of December 2014 the market value was of US$ 0.1 million (negative).

During the period ended at December 31, 2015 the Company recognized gains of US$ 19.0 million on hedging FX. During the same period of 2014 the Company recognized gains of US$ 3.8 million on hedging FX.

At end of December 2015, the Company has contracted FX derivatives for US$ 270 million to BRL, US$ 30 million to EUR and US$ 15 million to GBP. At end of December 2014, the Company had contracted derivatives for US$ 100 million to BRL, while for EUR and GBP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR and US$/GBP affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the second quarter of 2016:

Appreciation (depreciation)*	Effect at December 31, 2015	Effect at December 31, 2014
of R$/US$ / US$/EUR / US$/GBP	Millions of US$	Millions of US$

-10%	-21.28	-9.98
+10%	+16.71	+9.98

In the case of TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at December 31, 2015	Effect at December 31, 2014
of R$/US$	Millons of US$	Millons of US$

-10%	+67.6	+69.8
+10%	-67.6	-69.8

(*) Appreciation (depreciation) of US$

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2015	Effect at December 31, 2014
of R$/US$	Millions of US$	Millions of US$

-10%	+296.41	+464.01
+10%	-242.52	-379.69

(iii) Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 71% (69% at December 31, 2014) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At December 31, 2015, the market value of the positions of interest rate derivatives amounted to US$ 39.8 million (negative). At end of December 2014 this market value was US$ 60.7 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions.

Increase (decrease)	Positions as of December 31, 2015	Positions as of December 31, 2014
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-26.7	-27.53
-100 basis points	+26.7	+27.53

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of December 31, 2015	Positions as of December 31, 2014
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+8.71	+15.33
-100 basis points	-9.02	-15.95

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

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

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

The liquid funds balance as of December 31, 2015 is US$ 1,361 million, invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of December 31, 2015, LATAM has working capital credit lines with multiple banks and additionally has a US$130 million undrawn committed credit line.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,253	-	-	-	-	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	-	-	-	-	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	-	-	-	-	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	-	-	-	-	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	-	-	-	-	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	-	-	-	-	12,020	12,000	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,953	-	226,485	211,135	Quarterly	4.18	4.18
0-E	BANCO BLADEX	U.S.A.	US$	-	9,702	30,526	15,514	-	55,742	50,000	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	146	430	154,061	-	-	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	-	226,712	-	-	227,765	226,712	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	36,250	72,500	554,375	-	663,125	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,381	12,677	402,579	389,027	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83,427	148,904	354,299	319,397	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286,959	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0-E	PK AirFinance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	728	2,232	5,684	4,131	1,658	14,433	13,593	Quarterly	2.45	2.45
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,225	24,695	-	-	-	32,920	32,492	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	-	105,029	94,998	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	-	-	14,163	13,955	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	38,596	-	111,596	97,383	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	-	209,375	192,914	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	-	163,648	153,107	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,732	14,225	14,269	-	-	33,226	32,567	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,756	-	-	-	3,459	2,770	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	655	533	151,362	-	-	152,550	151,362	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	25,820	77,850	207,190	206,749	-	517,609	450,000	Quarterly	6.00	6.00
Hedging derivatives
-	OTROS	-	US$	12,232	33,061	40,986	3,688	16	89,983	85,653	-	-	-
	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01
Obligation with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	-	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	-	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE -CIB	France	US$	4,542	-	-	-	-	4,542	4,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	123	361	284	-	-	768	755	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	U.S.A.	US$	3,834	11,437	9,050	-	-	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	-	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,428	21,992	-	-	-	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	-	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	-	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	-	-	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	-	-	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	-	-	1,060	775	Monthly	14.14	14.14
	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	US$	442,320	14,369	-	-	-	456,689	456,689	-	-	-
			CLP	39,823	114	-	-	-	39,937	39,937	-	-	-
			BRL	301,569	16	-	-	-	301,585	301,585	-	-	-
			Others currencies	218,347	9,016	-	-	-	227,363	227,363	-	-	-
Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	-	-	-	-	10	10	-	-	-
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	-	-	-	-	5	5	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	68					68	68	-	-	-
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	-	-	-	-	342	342	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	-	-	-	-	22	22	-	-	-
	Total			1,002,506	23,515	-	-	-	1,026,021	1,026,021

	Total consolidado			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	-	-	-	-	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	-	-	-	-	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	-	-	-	-	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	-	-	-	-	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	-	-	-	-	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	-	-	-	-	12,010	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	16,575	48,581	121,945	17,621	-	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	-	-	-	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	-	-	-	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	-	-	288,524	282,967	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,569	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	PK AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	-	-	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	-	-	93,798	91,337	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	-	-	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK S E	U.S.A.	US$	4,701	14,145	33,201	-	-	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	-	-	12,028	11,981	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	-	-	5,750	5,462	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	4,994	180,583	-	-	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
Hedging derivatives
-	OTHERS	-	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	-	-	-
Non - hedging derivatives
-	OTHERS	-	US$	1,002	628	-	-	-	1,630	730	-	-	-
	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,489

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAP P IJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	-	-	-	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,653	4,683	4,514	-	-	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	-	-	-	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	-	-	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAP ITAL CORP ORATION	U.S.A.	US$	2,512	11,229	24,278	-	-	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IP EX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	P K AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	-	-	26,189	25,293	Monthly	1.75	1.75
0-E	WACAP OU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	-	-	-	-	8	-	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	-	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	-	-	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	-	-	-	-	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	-	2,158	1,643	Monthly	11.60	11.60
Other loans
0-E	COMP ANHIA BRASILEIRA
	DE MEIOS DE P AGAMENTO	Brazil	BRL	30,281	15,576	-	-	-	45,857	45,857	Monthly	4.23	4.23
	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	US$	529,043	26,483	-	-	-	555,526	555,526	-	-	-
			USD	1,107	10,449	-	-	-	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	-	-	-	24,119	24,119	-	-	-
			BRL	380,766	13	-	-	-	380,779	380,779	-	-	-
			Others currencies	224,040	228	-	-	-	224,268	224,268	-	-	-
Accounts payable to related parties currents
65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	-	-	-	-	2	2	-	-	-
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	-	-	-	-	6	6	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	-	-	-	-	27	27	-	-	-
	Total			1,158,869	37,414	-	-	-	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,515

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2014, the Company provided US$ 91.8 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2015, the Company had provided US$ 49.6 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2015 the Company has an international long term credit rating of BB with negative outlook by Standard & Poor’s, a BB- rating with stable outlook by Fitch Ratings and a Ba2 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2015, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Bank certificate of deposit – CBD,

-	Private investment funds

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2015				As of December 31, 2014
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	26,600	26,600	-	-	200,753	200,753	-	-
				-				-
Short-term mutual funds	26,600	26,600	-		200,753	200,753	-

Other financial assets, current	624,200	607,622	16,578	-	546,535	526,081	20,454	-
Fair value of interest rate derivatives	-	-	-	-	1	-	1	-
Fair value of fuel derivatives	6,293	-	6,293	-	1,783	-	1,783	-
Fair value of foreign currency derivatives	9,888	-	9,888	-	-	-	-	-
Interest accrued since the last payment date of Cross Currency Swap	397	-	397	-	377	-	377	-
P rivate investment funds	448,810	448,810	-	-	480,777	480,777	-	-
Certificate of deposit CDB	-	-	-	-	18,293	-	18,293	-
Domestic and foreign bonds	158,812	158,812	-	-	41,111	41,111	-	-
Other investments	-	-	-	-	4,193	4,193	-	-

Liabilities
Other financial liabilities, current	134,089	-	134,089	-	227,233	-	227,233	-
Fair value of interest rate derivatives	33,518	-	33,518	-	26,395	-	26,395	-
Fair value of fuel derivatives	39,818	-	39,818	-	157,233		157,233
Fair value of foreign currency derivatives	56,424	-	56,424	-	37,242	-	37,242	-
Interest accrued since the last payment date of Currency Swap	4,329	-	4,329	-	5,173	-	5,173	-
Interest rate derivatives not recognized as a hedge	-	-	-	-	1,190		1,190
Other financial liabilities, non current	16,128	-	16,128	-	28,327	-	28,327	-
Fair value of interest rate derivatives	16,128	-	16,128	-	28,327	-	28,327	-

Additionally, at December 31, 2015, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2015		As of December 31, 2014
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	726,897	788,643	788,643
Cash on hand	10,656	10,656	11,568	11,568
Bank balance	302,696	302,696	239,514	239,514
Overnight	267,764	267,764	154,666	154,666
Time deposits	145,781	145,781	382,895	382,895

Other financial assets, current	27,148	27,148	103,866	103,866
Other financial assets	27,148	27,148	103,866	103,866

Trade and other accounts receivable current	796,974	796,974	1,378,835	1,378,835
Accounts receivable from related entities	183	183	308	308
Other financial assets, non current	89,458	89,458	84,986	84,986
Accounts receivable	10,715	10,715	30,465	30,465

Other financial liabilities, current (*)	1,510,146	1,873,552	1,397,382	1,446,100
Trade and other accounts payables	1,483,957	1,483,957	1,489,373	1,489,373
Accounts payable to related entities	447	447	56	56
Other financial liabilities, non current (*)	7,516,257	7,382,221	7,360,685	8,319,022
Accounts payable, non-current	417,050	417,050	577,454	577,454

(*) Fair value Level II

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

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)     Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life

As of December 31, 2015 and 2014, goodwill amounted to ThUS$ 2,280,575 and ThUS$ 3,313,401, respectively, while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 816,987 and ThUS$ 1,201,028, and Trademarks and Loyalty Program for ThUS$ 325,293 and ThUS$ 478,204, respectively.

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of December 31, 2015, amounted to ThUS$ 1,835,088 and ThUS$ 445,487 (ThUS$ 2,658,503 and ThUS$ 654,898 as of December 31, 2014).

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant administrative judgment, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 15.

(b)     Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)     Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of December 31, 2015 and 2014, the company recognized deferred tax assets amounting to ThUS$ 376,595 and ThUS$ 407,393, respectively, and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 15,513 and ThUS$ 2,781, respectively (Note 17).

(d)     Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of December 31, 2015 and 2014, deferred revenue associated with air tickets sold amounted to ThUS$ 1,223,886 and ThUS$ 1,392,717, respectively. An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next 6 months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from 6 to 7 months, which, as of December 31, 2015, would have an impact of up to ThUS$ 25,000.

(e)     Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of December 31, 2015 and 2014, the Company operated the following loyalty programs: LANPASS, TAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 21).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of December 31, 2015 and 2014, deferred revenue associated with the LANPASS loyalty program amounted to ThUS$ 973,264 and ThUS$ 860,835, respectively. As of December 31, 2015 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 30,000. Meanwhile, deferred revenue associated with the TAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 452,264 and ThUS$ 590,342, respectively. As of December 31, 2015 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 11,755.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. A hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 6,396, as of December 31, 2015.

(f)     Provisions needs, and their valuation when required.

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)     Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 14.2 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

For the periods ended				Coalition and
	Air			loyalty program
	transportation			Multiplus			Eliminations			Consolidated
	At December 31,			At December 31,			At December 31,			At December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers (*)	9,278,041	11,587,224	12,328,634	462,004	506,277	595,903	-	-	-	9,740,045	12,093,501	12,924,537
LAN passenger	4,241,918	4,464,761	4,731,296	-	-	-	-	-	-	4,241,918	4,464,761	4,731,296
TAM passenger	3,706,692	5,409,084	5,734,359	462,004	506,277	595,903	-	-	-	4,168,696	5,915,361	6,330,262
Freight	1,329,431	1,713,379	1,862,979	-	-	-	-	-	-	1,329,431	1,713,379	1,862,979
Income from ordinary activities from transactions with other operating segments	462,004	506,277	595,903	67,826	106,030	94,457	(529,830)	(612,307)	(690,360)	-	-	-
Other operating income	230,823	217,390	272,640	154,958	160,255	68,925	-	-	-	385,781	377,645	341,565
Interest income	21,818	32,390	49,737	63,647	58,110	34,280	(10,385)	-	(11,189)	75,080	90,500	72,828
Interest expense	(423,742)	(430,030)	(472,171)	-	(4)	(1,542)	10,385	-	11,189	(413,357)	(430,034)	(462,524)
Total net interest expense	(401,924)	(397,640)	(422,434)	63,647	58,106	32,738	-	-	-	(338,277)	(339,534)	(389,696)

Depreciation and amortization	(923,311)	(983,847)	(1,037,734)	(11,095)	(7,417)	(3,999)	-	-	-	(934,406)	(991,264)	(1,041,733)

Material non-cash items other than depreciation and amortization	(507,921)	(168,573)	(593,666)	1,893	(2,350)	153	-	-	-	(506,028)	(170,923)	(593,513)
Disposal of fixed assets and inventory losses	(20,932)	(28,756)	(33,987)	-	(814)	59	-	-	-	(20,932)	(29,570)	(33,928)
Doubtful accounts	(18,292)	(9,637)	(77,754)	611	(1,522)	(123)	-	-	-	(17,681)	(11,159)	(77,877)
Exchange differences	(469,178)	(130,187)	(482,139)	1,282	(14)	217	-	-	-	(467,896)	(130,201)	(481,922)
Result of indexation units	481	7	214	-	-	-	-	-	-	481	7	214
Income (loss) atributable to owners of the parents	(356,039)	(404,346)	(389,040)	136,765	144,361	107,926	-	-	-	(219,274)	(259,985)	(281,114)
Participation of the entity in the income of associates	37	(2,175)	1,954	-	(4,280)	-	-	-	-	37	(6,455)	1,954
Expenses for income tax	249,090	(218,503)	72,155	(70,707)	(73,901)	(52,086)	-	-	-	178,383	(292,404)	20,069
Segment profit / (loss)	(315,497)	(332,287)	(344,337)	136,765	105,116	80,518	-	-	-	(178,732)	(227,171)	(263,819)
Assets of segment	16,924,200	18,759,848	21,520,500	1,182,111	1,773,584	1,118,686	(4,893)	(49,002)	(8,040)	18,101,418	20,484,430	22,631,146

Amount of non-current asset additions	1,492,281	1,522,298	1,746,913	-	-	-	-	-	-	1,492,281	1,522,298	1,746,913
Property, plant and equipment	1,439,057	1,444,402	1,685,011	-	-	-	-	-	-	1,439,057	1,444,402	1,685,011
Intangibles other than goodwill	53,224	77,896	61,902	-	-	-	-	-	-	53,224	77,896	61,902

Segment liabilities	14,700,072	15,293,668	16,604,451	490,076	723,438	775,975	(26,278)	(36,371)	(75,739)	15,163,870	15,980,735	17,304,687
Purchase of non-monetary assets of segment	1,622,198	1,496,204	1,425,270	-	-	-	-	-	-	1,622,198	1,496,204	1,425,270

(*)  The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Peru	681,340	660,057	646,217
Argentina	979,324	813,472	950,595
U.S.A.	1,025,475	1,224,264	1,290,493
Europe	723,062	935,893	937,539
Colombia	353,007	391,678	387,999
Brazil	3,464,297	5,361,594	5,572,884
Ecuador	238,500	248,585	273,712
Chili	1,575,519	1,589,202	1,698,476
Asia Pacific and rest of Latin America	699,521	868,756	1,166,622
Income from ordinary activities	9,740,045	12,093,501	12,924,537
Other operating income	385,781	377,645	341,565

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Cash on hand	10,656	11,568
Bank balances	302,696	239,514
Overnight	267,764	154,666
Total Cash	581,116	405,748
Cash equivalents
Time deposits	145,781	382,895
Mutual funds	26,600	200,753
Total cash equivalents	172,381	583,648
Total cash and cash equivalents	753,497	989,396

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2015	2014
	ThUS$	ThUS$

Argentine peso	18,733	44,697
Brazilian real	106,219	45,591
Chilean peso (*)	17,978	30,758
Colombian peso	14,601	17,188
Euro	10,663	9,639
US Dollar	564,214	745,214
Strong bolivar (**)	2,986	63,236
Other currencies	18,103	33,073
Total	753,497	989,396

(*) At December 31, 2015 and at December 31, 2014, the Company not maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.

(**) At December 31, 2015, the Company has decided reflect an exchange rate loss of ThUS$ 40,968 consequence change in the SICAD rate of Venezuela (13.5 VEF/US$) at the SIMADI rate equivalent to 198.70 VEF/US$ of 2015. Assets that are held by the Company at December 31, 2015 is equivalent to ThUS$ 2.986.

During 2014, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a charge in results for the period 2014 by foreign exchange, equivalent amount of ThUS$ 61,021.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

Other inflows (outflows) of cash:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Hedging margin guarantees	87,842	(64,334)	88,925
Change reservation systems	11,000	-	-
Currency hedge	1,802	(1,153)	-
Bank commissions, taxes paid and other	(5,137)	(47,724)	(14,535)
Tax paid on bank transaction	(7,176)	-	-
Guarantees	(8,439)	(86,006)	(5,001)
Fuel derivatives premiums	(20,932)	(7,075)	(4,041)
Fuel hedge	(243,587)	(45,365)	11,413
Total Other inflows (outflows) Operation flow	(184,627)	(251,657)	76,761
Recovery loans convertible into shares	20,000	-	-
Certificate of bank deposits	3,497	(17,399)	75,448
Tax paid on bank transaction	(12,921)	-	-
Total Other inflows (outflows) Investment flow	10,576	(17,399)	75,448
Credit card loan manager	3,227	23,864	(8,965)
Early redemption of bonds TAM 2020	(15,328)	-	-
Guarantees bonds emission	(26,111)	-	-
Aircraft Financing advances	(28,144)	8,669	24,650
Settlement of derivative contracts	(35,891)	(42,962)	(61,897)
Breakage	-	-	(16,280)
Others	2,490	(3,348)	479
Total Other inflows (outflows) Financing flow	(99,757)	(13,777)	(62,013)

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2015

				Initial designation
Assets	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	-	-	26,600	753,497
Other financial assets, current (*)	27,148	16,578	158,812	448,810	651,348
Trade and others accounts receivable, current	796,974	-	-	-	796,974
Accounts receivable from related entities, current	183	-	-	-	183
Other financial assets, non current (*)	88,820	-	638	-	89,458
Accounts receivable, non current	10,715	-	-	-	10,715
Total	1,650,737	16,578	159,450	475,410	2,302,175

Liabilities	Other	Held
	financial	Hedge
	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,510,146	134,089	1,644,235
Trade and others accounts payable, current	1,483,957	-	1,483,957
Accounts payable to related entities, current	447	-	447
Other financial liabilities, non-current	7,516,257	16,128	7,532,385
Accounts payable, non-current	417,050	-	417,050
Total	10,927,857	150,217	11,078,074

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2014

Assets				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	-	-	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,835	-	-	-	1,378,835
Accounts receivable from related entities, current	308	-	-	-	308
Other financial assets, non current (*)	84,495	-	491	-	84,986
Accounts receivable, non current	30,465	-	-	-	30,465
Total	2,386,612	2,161	41,602	704,016	3,134,391

Liabilities	Other		Held
	financial	Hedge	for
	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current	1,489,373	-	-	1,489,373
Accounts payable to related entities, current	56	-	-	56
Other financial liabilities, non-current	7,360,685	28,327	-	7,389,012
Accounts payable, non-current	577,454	-	-	577,454
Total	10,824,950	254,370	1,190	11,080,510

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a)     Assets

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Cash and cash equivalents	753,497	989,396
Argentine peso	18,733	44,697
Brazilian real	106,219	45,591
Chilean peso	17,978	30,758
Colombian peso	14,601	17,188
Euro	10,663	9,639
US Dollar	564,214	745,214
Strong bolivar	2,986	63,236
Other currencies	18,103	33,073
Other financial assets (current and non-current)	740,806	735,387
Argentine peso	157,281	45,169
Brazilian real	449,934	500,875
Chilean peso	640	26,881
Colombian peso	1,670	406
Euro	615	4,244
US Dollar	128,620	156,687
Strong bolivar	22	43
Other currencies	2,024	1,082
Trade and other accounts receivable, current	796,974	1,378,835
Argentine peso	71,438	100,798
Brazilian real	191,037	528,404
Chilean peso	57,755	131,189
Colombian peso	13,208	9,021
Euro	53,200	38,764
US Dollar	320,959	369,774
Strong bolivar	7,225	4,895
Other currencies (*)	82,152	195,990
Accounts receivable, non-current	10,715	30,465
Brazilian real	521	761
Chilean peso	5,041	5,814
US Dollar	5,000	23,734
Other currencies (*)	153	156
Accounts receivable from related entities, current	183	308
Brazilian real	-	9
Chilean peso	183	299
Total assets	2,302,213	3,134,391
Argentine peso	247,452	190,664
Brazilian real	747,711	1,075,640
Chilean peso	81,597	194,941
Colombian peso	29,479	26,615
Euro	64,478	52,647
US Dollar	1,018,793	1,295,409
Strong bolivar	10,233	68,174
Other currencies	102,470	230,301

(*)     See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)     Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Trade accounts receivable	685,733	1,269,433
Other accounts receivable	182,028	210,909
Total trade and other accounts receivable	867,761	1,480,342
Less: Allowance for impairment loss	(60,072)	(71,042)
Total net trade and accounts receivable	807,689	1,409,300
Less: non-current portion – accounts receivable	(10,715)	(30,465)
Trade and other accounts receivable, current	796,974	1,378,835

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Fully performing	577,902	1,088,362
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	28,717	83,599
Expired from 91 to 180 days	10,995	11,521
More than 180 days overdue (*)	8,047	14,909
Total matured accounts receivable, but not impaired	47,759	110,029
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	24,304	53,956
Debtor under pre-judicial collection process and portfolio sensitization	35,768	17,086
Total matured accounts receivable and impaired	60,072	71,042
Total	685,733	1,269,433

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	December 31,	December 31,
Currency	2015	2014
	ThUS$	ThUS$

Argentine Peso	71,438	100,798
Brazilian Real	191,558	529,165
Chilean Peso	62,796	137,003
Colombian peso	13,208	9,021
Euro	53,200	38,764
US Dollar	325,959	393,508
Strong bolivar	7,225	4,895
Other currency (*)	82,305	196,146
Total	807,689	1,409,300

(*) Other currencies
Australian Dollar	26,185	15,243
Chinese Yuan	4,282	35,626
Danish Krone	164	8,814
Pound Sterling	7,228	33,624
Indian Rupee	3,070	1,887
Japanese Yen	4,343	4,635
Norwegian Kroner	221	16,516
Swiss Franc	1,919	5,701
Korean Won	4,462	25,203
New Taiwanese Dollar	3,690	10,323
Other currencies	26,741	38,574
Total	82,305	196,146

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	(75,503)	9,928	(5,027)	(70,602)
From January 1 to December 31, 2014	(70,602)	6,864	(7,304)	(71,042)
From January 1 to December 31, 2015	(71,042)	10,120	850	(60,072)

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

	As of December 31, 2015			As of December 31, 2014
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	685,733	(60,072)	625,661	1,269,433	(71,042)	1,198,391
Other accounts receivable	182,028	-	182,028	210,909	-	210,909

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2015	2014
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	167	284
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	14	15
Foreign	TAM Aviação Executivae Taxi Aéreo S.A.	Related director	Brazil	BRL	2	-
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	-	9
	Total current assets				183	308

(b)	Accounts payable

			Country		As of	As of
			of		December 31,	December 31,
Tax No.	Related party	Relationship	origin	Currency	2015	2014
					ThUS$	ThUS$
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Common matrix	Mexico	MXN	342	-
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	CLP	68	21
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	US$	22	27
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	10	2
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	5	6
	Total current liabilities				447	56

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Technical stock	192,930	229,313
Non-technical stock	31,978	36,726
Total production suppliers	224,908	266,039

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of December 31, 2015 amounts to ThUS$ 15,892 (ThUS$ 2,982 as of December 31, 2014). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2015, the Company recorded ThUS$ 160,030 (ThUS$ 189,864 as of December 31, 2014) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets

Private investment funds	448,810	480,777	-	-	448,810	480,777
Deposits in guarantee (aircraft)	16,532	8,458	58,483	70,155	75,015	78,613
Certificate of deposit (CBD)	-	18,293	-	-	-	18,293
Guarantees for margins of derivatives	4,456	92,556	-	-	4,456	92,556
Other investments	-	4,193	638	491	638	4,684
Domestic and foreign bonds	158,812	41,111	-	-	158,812	41,111
Other guarantees given	6,160	2,852	30,337	14,340	36,497	17,192
Subtotal of other financial assets	634,770	648,240	89,458	84,986	724,228	733,226

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	397	377	-	-	397	377
Fair value of interest rate derivatives	-	1	-	-	-	1
Fair value of foreign currency derivatives (*)	9,888	-	-	-	9,888	-
Fair value of fuel price derivatives	6,293	1,783	-	-	6,293	1,783
Subtotal of hedging assets	16,578	2,161	-	-	16,578	2,161
Total Other Financial Assets	651,348	650,401	89,458	84,986	740,806	735,387

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments

Aircraft leases	33,305	26,039	22,569	26,201	55,874	52,240
Aircraft insurance and other	12,408	12,160	-	-	12,408	12,160
Others	16,256	17,970	33,781	36,450	50,037	54,420
Subtotal advance payments	61,969	56,169	56,350	62,651	118,319	118,820

(b) Other assets

Aircraft maintenance reserve (*)	99,112	31,108	64,366	123,588	163,478	154,696
Sales tax	158,134	155,795	45,061	64,652	203,195	220,447
Other taxes	4,295	3,513	-	-	4,295	3,513
Contributions to Société Internationale de Télécommunications Aéro nautiques (“SITA”)	505	599	547	453	1,052	1,052
Judicial deposits	-	-	67,980	90,450	67,980	90,450
Others	6,001	687	1,159	1,019	7,160	1,706
Subtotal other assets	268,047	191,702	179,113	280,162	447,160	471,864
Total Other Non - Financial Assets	330,016	247,871	235,463	342,813	565,479	590,684

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

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

As of December 31, 2015, LATAM had ThUS$ 163,478 in maintenance reserves (ThUS$ 154,696 at December 31, 2014), corresponding to 9 aircraft out of a total fleet of 328 (12 aircraft out of a total fleet of 327 at December 31, 2014). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2023.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country		December 31,	December 31,
	of	Functional	2015	2014
Name of significant subsidiary	incorporation	currency	%	%

Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2015						ended December 31, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	1,078,992	5,068
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	278,117	(74,408)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	443,317	9,432
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	324,464	5,878
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	246,402	(1,278)
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	291,354	(34,079)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	4,597,611	(183,812)

							Results for the period
	Statement of financial position as of December 31, 2014						ended December 31, 2014
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	1,134,289	1,058
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	267,578	(17,905)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	439,929	(17,864)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	364,580	(19,001)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	256,925	(20,193)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	392,433	(81,033)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	6,628,432	171,655

							Results for the period
	Statement of financial position as of December 31, 2013						ended December 31, 2013
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	263,516	237,577	25,939	252,109	250,699	1,410	1,173,391	3,755
Lan Cargo S.A.	772,640	360,733	411,907	413,527	233,363	180,164	304,060	3,685
Lan Argentina S.A.	214,426	192,590	21,836	205,672	203,567	2,105	500,128	(13,311)
Transporte Aéreo S.A.	359,693	69,459	290,234	120,399	37,049	83,350	400,518	(4,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	94,160	58,867	35,293	93,535	89,802	3,733	299,138	(40,295)
Aerovías de Integración Regional, AIRES S.A.	188,518	69,591	118,927	36,009	24,936	11,073	335,854	(63,359)
TAM S.A. (*)	8,695,458	2,372,047	6,323,411	7,983,671	3,249,581	4,734,090	6,791,104	(458,475)

(*) Corresponds to consolidated information of TAM S.A. and Subsidiaries.

(b) Non-controlling interest

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2015	2014	2015	2014
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	4,426	3,323
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	974	925
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.00000	0.29000	-	5
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,084	1,730
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	(1,386)	195
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	29	217
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	5	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	6
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(811)	(826)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	540	684
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,256	825
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	72,884	94,710
Total					81,013	101,799

			As of	As of	As of	For the period ended
		Country	December 31,	December 31,	December 31,	December 31,
Incomes	Tax No.	of origin	2015	2014	2013	2015	2014	2013
			%	%	%	ThUS$	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	30.00000	1,521	317	1,127
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	0.10605	(69)	(125)	111
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.00000	0.29000	0.29000	-	(14)	1
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	51.00000	1,349	396	(511)
Aerolinheas Brasileiras S.A. and Subsidiaries	0-E	Brazil	0.00000	0.00000	26.70000	-	-	(1,520)
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	0.00000	28.05000	-	(5,671)	(11,303)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	4.22000	281	270	188
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	1.00000	61	58	47
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1.00000	1	4	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	1.00000	5	6	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	10.00000	14	(495)	(145)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	0.98307	(335)	(797)	(645)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	431	(389)	671
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	27.26000	37,283	39,254	29,273
Total						40,542	32,814	17,295

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	816,987	1,201,028	816,987	1,201,028
Loyalty program	272,312	400,317	272,312	400,317
Computer software	104,258	126,797	324,043	309,846
Developing software	74,887	74,050	74,887	74,050
Trademarks	52,981	77,887	52,981	77,887
Other assets	-	-	808	808
Total	1,321,425	1,880,079	1,542,018	2,063,936

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (*)	program (*)	Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	14,703	47,199	-	-	-	61,902
Withdrawals	(467)	(1,975)	-	-	-	(2,442)
Transfer software	46,444	(48,890)	-	-	(492)	(2,938)
Foreing exchange	(5,542)	(4,894)	(199,323)	(79,363)	(72)	(289,194)
Amortization	(56,258)	-	-	-	(161)	(56,419)
Closing balance as of December 31, 2013	143,124	46,075	1,361,807	542,221	81	2,093,308

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	16,902	60,994	-	-	-	77,896
Withdrawals	(1,365)	(3,576)	-	-	-	(4,941)
Transfer software	22,351	(24,539)	-	-	-	(2,188)
Foreing exchange	(6,763)	(4,904)	(160,779)	(64,017)	-	(236,463)
Amortization	(47,452)	-	-	-	(81)	(47,533)
Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	-	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	-	1,880,079
Additions	4,954	48,270	-	-	-	53,224
Withdrawals	(4,612)	(162)	-	(1)	-	(4,775)
Transfer software	28,726	(30,426)	-	-	-	(1,700)
Foreing exchange	(14,871)	(16,845)	(384,041)	(152,910)	-	(568,667)
Amortization	(36,736)	-	-	-	-	(36,736)
Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	-	1,321,425

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2015 amounts to ThUS$ 219,785 (ThUS$ 183,049 as of December 31, 2014). The accumulated amortization of other identifiable intangible assets as of December 31, 2015 amounts to ThUS$ 808 (ThUS$ 808 as of December 31, 2014).

(*) See Note 2.5

NOTE 15 – GOODWILL

The Goodwill amount at December 31, 2015 is ThUS$ 2,280,575 (ThUS$ 3,313,401 at December 31, 2014). Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	3,361,906	851,254	4,213,160
Increase (decrease) due to exchange rate differences	(421,729)	(108,686)	(530,415)
Others	44,860	-	44,860
Closing balance as of December 31, 2013	2,985,037	742,568	3,727,605
Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	(360,371)	(87,670)	(448,041)
Others	33,837	-	33,837
Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401
Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(823,415)	(209,411)	(1,032,826)
Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, before tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth. Base on growth expectation and long-term investment cycles, usually in the industry, these calculations use a pre-tax cash flow projections or ten years.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management’s expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU “Air transportation” and Brazilian Reals for CGU “Program coalition loyalty Multiplus”, both of them before tax and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

The main assumptions used in the calculations as of December 31, 2015 and 2014 are discussed as follows:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 6.4
Exchange rate (1)	R$/US$	4.15 and 5.21	4.15 and 5.21
Discount rate based on the weighted average cost of capital (WACC)%		10.5 and 11.5	-
Discount rate based on cost of equity (CoE)%		-	19.0 and 23.0
Fuel Price from futures price curves commodities markets	US$/barril	60-70	-

(1) In line with the expectations of the Central Bank of Brazil

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

	Increase	Increase	Decrease Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	11.5	-	1.5
Coalition and loyalty program Multiplus CGU	-	23.0	4.4

In none of the previous cases impairment in the cash- generating unit was presented.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	1,142,812	937,279	-	-	1,142,812	937,279
Land	45,313	57,988	-	-	45,313	57,988
Buildings	131,816	249,361	(40,325)	(82,355)	91,491	167,006
Plant and equipment	9,683,764	8,660,352	(2,392,463)	(1,770,560)	7,291,301	6,889,792
Own aircraft	9,118,396	7,531,526	(2,198,682)	(1,407,704)	6,919,714	6,123,822
Other	565,368	1,128,826	(193,781)	(362,856)	371,587	765,970
Machinery	36,569	65,832	(21,220)	(42,099)	15,349	23,733
Information technology equipment	154,093	188,208	(110,204)	(137,199)	43,889	51,009
Fixed installations and accessories	179,026	97,090	(90,068)	(53,307)	88,958	43,783
Motor vehicles	99,997	95,981	(64,047)	(53,452)	35,950	42,529
Leasehold improvements	124,307	144,230	(70,219)	(87,707)	54,088	56,523
Other property, plants and equipment	3,279,902	4,522,589	(1,150,396)	(2,019,155)	2,129,506	2,503,434
Financial leasing aircraft	3,151,405	4,365,247	(1,120,682)	(1,985,458)	2,030,723	2,379,789
Other	128,497	157,342	(29,714)	(33,697)	98,783	123,645
Total	14,877,599	15,018,910	(3,938,942)	(4,245,834)	10,938,657	10,773,076

(*) It includes pre-delivery payments to aircraft manufacturers for ThUS$ 944,582 (ThUS$ 816,324 as of December 31, 2014)

(**) Mainly considers rotable and tools.

(a)	The movement in the different categories of Property, plant and equipment from January 1, 2014 to December 31, 2015 is shown below:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	1,153,003	65,307	175,070	6,360,115		40,463	42,343	4,722	21,728	3,944,325	11,807,076
Additions	17,731	-	11,798	1,555,667		22,146	7,663	303	-	69,703	1,685,011
Disposals	-	-	-	(141,328)		(31)	-	(161)	-	(644,637)	(786,157)
Retirements	(615)	-	(430)	(65,151)		(270)	(15)	(10)	(219)	(19,716)	(86,426)
Depreciation expenses	-	-	(11,768)	(446,503)		(14,131)	(8,893)	(312)	(12,281)	(336,586)	(830,474)
Foreing exchange	(53,452)	(5,955)	(12,414)	(71,013)		(3,375)	(1,527)	(286)	(1)	(320,738)	(468,761)
Other increases (decreases)	(258,017)	-	9,529	(384,669)		1,417	11,021	(2,512)	7,542	278,206	(337,483)
Changes, total	(294,353)	(5,955)	(3,285)	447,003		5,756	8,249	(2,978)	(4,959)	(973,768)	(824,290)
Closing balance as of December 31, 2013	858,650	59,352	171,785	6,807,118		46,219	8,249	(2,978)	16,769	(973,768)	10,982,786

Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786
Additions	29,980	3,440	16,636	1,214,282		22,239	2,190	1,586	-	154,049	1,444,402
Disposals	-	-	-	(660,129	)(*)	(57)	-	(4)	-	(328)	(660,518)
Retirements	(705)	-	(403)	(39,463)		(205)	(230)	(53)	(50)	(34,282)	(75,391)
Depreciation expenses	-	-	(13,980)	(431,967)		(16,889)	(8,899)	(1,041)	(19,127)	(286,033)	(777,936)
Foreing exchange	733	(4,804)	(12,341)	(59,957)		(3,595)	(1,509)	330	-	(110,727)	(191,870)
Other increases (decreases)	48,621	-	5,309	124,205		3,297	1,639	(597)	58,931	(189,802)	51,603
Changes, total	78,629	(1,364)	(4,779)	146,971		4,790	(6,809)	221	39,754	(467,123)	(209,710)
Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Additions	39,711	-	439	1,304,199		15,322	1,692	280	13,188	64,226	1,439,057
Disposals	-	-	(500)	(76,675	)(**)	(27)	-	(8)	-	(11)	(77,221)
Retirements	(1,262)	-	(956)	(38,240)		(104)	(476)	(4)	-	(8,902)	(49,944)
Depreciation expenses	-	-	(7,161)	(521,688)		(16,196)	(11,649)	(378)	(13,973)	(174,474)	(745,519)
Foreing exchange	(932)	(11,786)	(18,248)	(129,933)		(6,126)	(13,269)	(638)	(1,659)	(252,709)	(435,300)
Other increases (decreases)	168,016	(889)	(49,089)	(150,677)		11	68,877	308	9	(2,058)	34,508
Changes, total	205,533	(12,675)	(75,515)	386,986		(7,120)	45,175	(440)	(2,435)	(373,928)	165,581
Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657

(*)	During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(**)	During the first half of 2015 three Airbus A340 aircraft were sold.
During the second half of 2015 seven Dash-200 aircraft were sold.
During the second half of 2015 two Airbus A319 aircraft were sold.

(b)	Composition of the fleet:

		Aircraft included
		in the Company´s Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
		December 31,		December 31,		December 31,	December 31,	December 31,		December 31,
Aircraft	Model	2015		2014		2015	2014	2015		2014
Boeing 767	300ER	34		34		4	4	38		38
Boeing 767	300F	8	(2)	8	(1)	3	3	11	(2)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	2	(3)	2		2	2	4	(3)	4
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	3		-		4	-	7		-
Airbus A319	100	38		40		12	12	50		52
Airbus A320	200	95		95		59	63	154		158
Airbus A321	200	26		18		10	3	36		21
Airbus A330	200	8		8		2	5	10		13
Airbus A340	300	-		3		-	-	-		3
Airbus A350	900	1		-		-	-	1		-
Bombardier	Dhc8-200	-		2		-	5	-		7
Total		225		220		106	107	331		327

(1) Two aircraft leased to FEDEX

(2) Three aircraft leased to FEDEX

(3) One aircraft leased to DHL

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	20

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

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 745,519 (ThUS$ 777,936 at December 31, 2014). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d)       Additional information regarding Property, plant and equipment:

(i)  Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2015, direct guarantees by eight Airbus A321-200 aircraft, three Boeing 787-9 aircraft and one Airbus A350 aircraft were added. Additionally, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A.. the direct guarantee of one Airbus A320-200 aircraft was added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2015		2014
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and engines	Airbus A321 / A350	374,619	478,667	-	-
Trust Company		Boeing 767	907,356	1,220,541	1,001,311	1,277,357
		Boeing 777 / 787	712,059	834,567	452,622	518,788
Banco Santander S.A.	Aircraft and engines	Airbus A319	58,527	95,387	66,318	100,485
		Airbus A320	524,682	749,192	585,008	788,706
		Airbus A321	36,334	45,380	39,739	45,161
BNP P aribas	Aircraft and engines	Airbus A319	154,828	229,798	174,714	238,103
		Airbus A320	145,506	192,957	162,304	207,881
Credit Agrico le	Aircraft and engines	Airbus A319	37,755	84,129	55,797	121,038
		Airbus A320	115,339	214,726	157,514	219,460
		Airbus A321	50,591	97,257	60,288	63,939
J P Morgan	Aircraft and engines	Boeing 777	215,265	263,366	237,463	278,169
Wells Fargo	Aircraft and engines	Airbus A320	279,478	348,271	305,949	360,064
Bank of Utah	Aircraft and engines	Airbus A320	240,094	312,573	259,260	327,094
Natixis	Aircraft and engines	Airbus A320	56,223	81,355	48,814	55,946
		Airbus A321	413,201	722,876	405,416	488,198
Citibank N. A.	Aircraft and engines	Airbus A320	127,135	172,918	142,591	146,535
		Airbus A321	49,464	73,122	55,836	59,452
HSBC	Aircraft and engines	Airbus A320	53,583	64,241	59,005	59,342
KfW IP EX-Bank	Aircraft and engines	Airbus A320	13,593	16,838	16,088	17,516
P K AirFinance US, Inc.	Aircraft and engines	Airbus A320	62,514	48,691	69,721	70,102
Total direct guarantee			4,628,146	6,346,852	4,355,758	5,443,336

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2015 amounted to ThUS$ 1,311,088 (ThUS$ 1,626,257 at December 31, 2014). The book value of assets with indirect guarantees as of December 31, 2015 amounts to ThUS$ 2,001,605 (ThUS$ 2,335,135 as of December 31, 2014).

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	129,766	138,960
Commitments for the acquisition of aircraft (*)	19,800,000	21,500,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2016	2017	2018	2019	2020	2021	Total
Airbus S.A.S.	23	24	24	10	14	13	108
A320-NEO	2	18	16	8	8	-	52
A321	15	-	-	-	-	-	15
A321-NEO	-	-	6	-	4	5	15
A350	6	6	2	2	2	8	26
The Boeing Company	4	1	4	6	-	-	15
B777	-	-	-	2	-	-	2
B787-8	-	-	-	4	-	-	4
B787-9	4	1	4	-	-	-	9
Total	27	25	28	16	14	13	123

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 9 Airbus A321 aircraft for 9 Airbus A321 NEO aircraft. In September 2015 the change of 6 Airbus A350-900 aircraft for 6 Airbus A350-1000 aircraft was signed. Additionally, in November 2015 the change of 6 Airbus A350-900 aircraft to 6 Airbus A350-1000 aircraft was signed.

At December 31, 2015, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 82 aircraft Airbus A320 family, with deliveries between 2016 and 2021, and 26 Airbus aircraft A350 family with delivery dates starting from 2016 remain to be received.

The approximate amount is ThUS$ 16,300,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

In April 2015 the change of 8 Boeing 787-8 aircraft for 8 Boeing 787-8 aircraft was signed.

As of December 31, 2015, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of 13 787 Dreamliner aircraft, with delivery dates between 2016 and 2019, and two 777 with delivery expected for 2019 remain to be received.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 3,500,000.

(iii)      Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		December 31,
		2015	2014	2013
Average rate of capitalization of capitalized interest costs	%	2.79	2.84	3.63
Costs of capitalized interest	ThUS$	22,551	18,426	25,625

(iv)    Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2015	2014

Agonandra Statutory Trust	Airbus A319	100	-	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	-	4
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	-
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	-	1
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Total			66	71

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

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2015 the Company had sixty six aircraft (seventy one aircraft as of December 31, 2014).

As of December 31, 2015, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company reduces its number of aircraft leasing in four Airbus A319-100 and one Airbus A320-200 aircraft.

The book value of assets under financial leases as of December 31, 2015 amounts to ThUS$ 2,030,723 (ThUS$ 2,379,789 as of December 31, 2014).

The minimum payments under financial leases are as follows:

	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Gross		Present	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	360,862	(47,492)	313,370	403,840	(48,197)	355,643	462,157	(53,925)	408,232
Between one and five years	1,003,237	(75,363)	927,874	1,121,190	(97,909)	1,023,281	1,406,384	(118,702)	1,287,682
Over five years	95,050	(1,406)	93,644	261,877	(6,409)	255,468	633,120	(19,562)	613,558
Total	1,459,149	(124,261)	1,334,888	1,786,907	(152,515)	1,634,392	2,501,661	(192,189)	2,309,472

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2015, the income tax provision was calculated at the rate of 22.5% for the business year 2015, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

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

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back were recorded on income for the business year 2014. The total effect on income was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax was an increase on liabilities for ThUS$ 145,166.

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

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	43,935	68,752	-	-	43,935	68,752
Other recoverable credits	20,080	31,956	25,629	17,663	45,709	49,619
Total current tax assets	64,015	100,708	25,629	17,663	89,644	118,371

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	19,001	16,712	-	-	19,001	16,712
Additional tax provision	377	1,177	-	-	377	1,177
Total current tax liabilities	19,378	17,889	-	-	19,378	17,889

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(14,243)	(23,675)	1,103,017	847,965
Leased assets	(25,299)	(102,457)	137,741	83,318
Amortization	(5,748)	(31,750)	92,313	128,350
Provisions	210,992	416,153	(70,028)	65,076
Revaluation of financial instruments	709	270	(7,575)	(12,536)
Tax losses	212,067	151,569	(797,715)	(571,180)
Revaluation property, plant and equipment	-	-	(4,081)	(5,999)
Intangibles	-	-	355,952	523,275
Others	(1,883)	(2,787)	1,941	(6,375)
Total	376,595	407,323	811,565	1,051,894

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2013

	Opening	Recognized in	Recognized in	Exchange		Ending
	Balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(454,845)	(124,584)	-	4,432	-	(574,997)
Leased assets	(268,619)	70,807	-	4,050	-	(193,762)
Amortization	(76,763)	(49,985)	-	2,391	-	(124,357)
Provisions	555,423	35,636	-	(65,818)	-	525,241
Revaluation of financial instruments	36,919	146	(19,345)	(1,650)	-	16,070
Tax losses (*)	420,578	148,266	-	(17,316)	-	551,528
Revaluation property, plant and equipment	22,892	3,290	-	(7,638)	-	18,544
Intangibles	(680,167)	-	-	86,842	-	(593,325)
Others	28,310	9,543	-	(28,070)	1,009	10,792
Total	(416,272)	93,119	(19,345)	(22,777)	1,009	(364,266)

(b) From January 1 to December 31, 2014

	Opening	Recognized in	Recognized in	Exchange	Effect from		Ending
	balance	consolidated	comprehensive	rate	change in		balance
	Assets/(liabilities)	income	income	variation	tax rate	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(574,997)	(74,623)	-	3,575	(225,595)	-	(871,640)
Leased assets	(193,762)	47,749	-	3,267	(43,029)	-	(185,775)
Amortization	(124,357)	(21,621)	-	1,928	(16,050)	-	(160,100)
Provisions	525,241	(99,262)	-	(53,090)	(21,812)	-	351,077
Revaluation of financial instruments	16,070	(53,675)	47,979	(1,331)	3,763	-	12,806
Tax losses (*)	551,528	147,798	-	(13,968)	163,596	(126,205)	722,749
Revaluation property, plant and equipment	18,544	(6,384)	-	(6,161)	-	-	5,999
Intangibles	(593,325)	-	-	70,050	-	-	(523,275)
Others	10,792	13,455	-	(26,200)	(6,039)	11,580	3,588
Total	(364,266)	(46,563)	47,979	(21,930)	(145,166)	(114,625)	(644,571)

(c) From January 1 to December 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(254,160)	-	8,540	-	(1,117,260)
Leased assets	(185,775)	14,932	-	7,803	-	(163,040)
Amortization	(160,100)	57,433	-	4,606	-	(98,061)
Provisions	351,077	52,845	3,911	(126,813)	-	281,020
Revaluation of financial instruments	12,806	19,760	(21,103)	(3,179)	-	8,284
Tax losses (*)	722,749	320,397	-	(33,364)	-	1,009,782
Revaluation property, plant and equipment	5,999	12,799	-	(14,717)	-	4,081
Intangibles	(523,275)	-	-	167,323	-	(355,952)
Others	3,588	46,898	-	(47,465)	(6,845)	(3,824)
Total	(644,571)	270,904	(17,192)	(37,266)	(6,845)	(434,970)

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

Therefore, during the business year 2014 the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at December 31, 2015, generating no effect on the outcome of tax.

Deferred tax assets not recognized:	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Tax losses	15,513	2,781
Total Deferred tax assets not recognized	15,513	2,781

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. During the business year 2015, the Company has not recognized deferred tax assets of ThUS$ 15,513 (ThUS$ 2,781 at December 31, 2014) according with a loss of ThUS$ 45,628 (ThUS$ 11,620 at December 31, 2014) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Current tax expense
Current tax expense	92,916	97,782	73,611
Adjustment to previous period’s current tax	(395)	(2,151)	(561)
Total current tax expense, net	92,521	95,631	73,050

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(270,904)	196,676	(92,863)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	-	97	(256)
Total deferred tax expense, net	(270,904)	196,773	(93,119)
Income tax expense	(178,383)	292,404	(20,069)

Composition of income tax expense (income):

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Current tax expense, net, foreign	89,460	92,272	61,118
Current tax expense, net, Chile	3,061	3,359	11,932
Total current tax expense, net	92,521	95,631	73,050

Deferred tax expense, net, foreign	(280,445)	168,049	(112,047)
Deferred tax expense, net, Chile	9,541	28,724	18,928
Deferred tax expense, net, total	(270,904)	196,773	(93,119)
Income tax expense	(178,383)	292,404	(20,069)

Profit before tax by the legal tax rate in Chile (22.5% and 21% at December 31, 2015 and 2014, respectively)

	For the period ended			For the period ended
	December 31,			December 31,
	2015	2014	2013	2015	2014	2013
	ThUS$	ThUS$	ThUS$	%	%	%

Tax expense using the legal rate (*)	(89,472)	6,805	(61,035)	22.50	21.00	20.00
Tax effect by change in tax rate (*)	-	150,210	-	-	463.55	-
Tax effect of rates in other jurisdictions	(21,803)	112,563	(34,287)	5.48	347.37	11.24
Tax effect of non- taxable operating revenues	(106,381)	(60,960)	(24,004)	26.75	(188.12)	7.87
Tax effect of disallowable expenses	38,677	88,643	98,211	(9.73)	273.55	(32.18)
Other increases (decreases) in legal tax charge	596	(4,857)	1,046	(0.15)	(14.99)	(0.34)
Total adjustments to tax expense using the legal rate	(88,911)	285,599	40,966	22.35	881.36	(13.41)
Tax expense using the effective rate	(178,383)	292,404	(20,069)	44.85	902.36	6.59

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2014, the Company recognized a loss ThUS$ 150,210 as a result of the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2015	2014
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	(17,192)	40,227
Tax effect by change legal tax rate in other comprehensive income (*)	-	7,752
Aggregate deferred taxation related to items charged to net equity	(992)	(3,389)
Tax effect by change legal tax rate in net equity (*)	-	(2,708)

(*) Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,510,146	1,397,382
(b) Derivatives not recognized as a hedge	-	1,190
(c) Hedge derivatives	134,089	226,043
Total current	1,644,235	1,624,615

Non-current
(a) Interest bearing loans	7,516,257	7,360,685
(c) Hedge derivatives	16,128	28,327
Total non-current	7,532,385	7,389,012

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Current
Loans to exporters	387,409	327,278
Bank loans	80,188	98,711
Guaranteed obligations	591,148	502,938
Other guaranteed obligations	32,513	31,798
Subtotal bank loans	1,091,258	960,725
Obligation with the public	10,999	21,206
Financial leases	324,859	364,514
Other loans	83,030	50,937
Total current	1,510,146	1,397,382
Non-current
Bank loans	564,128	415,667
Guaranteed obligations	4,122,995	3,827,018
Other guaranteed obligations	-	32,492
Subtotal bank loans	4,687,123	4,275,177
Obligation with the public (1)	1,294,882	1,111,481
Financial leases	1,015,779	1,344,520
Other loans	518,473	629,507
Total non-current	7,516,257	7,360,685
Total obligations with financial institutions	9,026,403	8,758,067

(1) On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, at interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2015	2014
Currency	ThUS$	ThUS$
Argentine peso	-	39,053
Brazilian real	3,387	53,410
Chilean peso (U.F.)	210,423	187,614
Euro	-	547
US Dollar	8,812,593	8,477,443
Total	9,026,403	8,758,067

Préstamos que devengan intereses por tramos de vencimiento a131 de diciembre de 2015

Nombre empresa deudora: LATAM Airlines Group S.A. y Filiales, Rut 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,183	-	-	-	-	100,183	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,067	-	-	-	-	100,067	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,088	-	-	-	-	55,088	At Expiration	1.05	1.05
97.004.000-5	CHILE	Chile	US$	50,000	-	-	-	-	50,000	50,006	-	-	-	-	50,006	At Expiration	1.42	1.42
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,051	-	-	-	-	70,051	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,014	-	-	-	-	12,014	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	17,631	52,893	105,837	34,774	-	211,135	18,510	52,892	104,385	34,635	-	210,422	Quarterly	4.18	4.18
0-E	BLADEX	U.S.A.	US$	-	7,500	27,500	15,000	-	50,000	134	7,500	27,125	14,875	-	49,634	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	-	-	153,514	-	-	153,514	14	-	153,514	-	-	153,528	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	-	-	226,712	-	-	226,712	650	-	226,712	-	-	227,362	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,383	-	-	486,962	-	489,345	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	29,633	88,188	204,722	54,074	12,410	389,027	30,447	88,189	203,286	54,074	12,410	388,406	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	8,162	25,012	70,785	75,028	140,410	319,397	9,243	25,012	70,335	74,917	140,407	319,914	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	30,895	93,511	255,536	264,770	536,039	1,180,751	34,933	93,511	227,704	252,054	525,257	1,133,459	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	-	48,264	85,183	90,694	451,555	675,696	5,691	48,263	81,867	88,977	448,016	672,814	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,042	51,792	143,168	150,792	254,208	617,002	18,545	51,792	133,740	146,362	249,406	599,845	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,233	15,862	43,552	45,416	49,606	159,669	5,514	15,862	41,434	44,599	49,281	156,690	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,714	8,250	22,801	24,007	39,182	96,954	2,897	8,250	21,336	23,376	38,789	94,648	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,333	4,055	11,211	11,828	19,715	48,142	1,478	4,056	10,483	11,513	19,515	47,045	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	14,483	43,948	120,924	126,550	285,134	591,039	17,232	43,948	102,607	117,968	277,195	558,950	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,767	14,667	32,449	25,826	58,989	136,698	5,342	14,666	32,448	25,826	58,989	137,271	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	11,698	35,914	97,434	83,289	241,088	469,423	12,351	35,914	97,434	83,289	241,088	470,076	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,374	4,180	11,533	12,112	24,384	53,583	1,504	4,180	11,533	12,112	24,384	53,713	Quarterly	2.40	1.59
0-E	PK AIRFINANCE	U.S.A.	US$	1,882	5,846	17,171	19,744	17,871	62,514	1,937	5,846	17,171	19,744	17,871	62,569	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	653	2,028	5,314	3,958	1,640	13,593	655	2,028	5,314	3,958	1,640	13,595	Quarterly	2.45	2.45
-	SWAP Aviones llegados	-	US$	502	1,360	2,521	765	-	5,148	502	1,360	2,521	765	-	5,148	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,054	24,438	-	-	-	32,492	8,075	24,438	-	-	-	32,513	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	8,108	23,191	36,868	26,831	-	94,998	8,894	23,191	36,066	26,682	-	94,833	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,666	5,131	7,158	-	-	13,955	1,700	5,131	7,158	-	-	13,989	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	4,687	14,447	41,726	36,523	-	97,383	5,509	14,447	40,684	36,330	-	96,970	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,246	46,858	108,403	22,407	-	192,914	16,536	46,858	106,757	22,324	-	192,475	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	9,956	30,678	81,373	31,100	-	153,107	10,494	30,678	79,983	30,958	-	152,113	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	4,519	13,784	38,531	41,238	23,556	121,628	4,919	13,784	37,247	40,819	23,486	120,255	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,567	13,873	14,127	-	-	32,567	4,625	13,873	14,127	-	-	32,625	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	674	2,096	-	-	-	2,770	676	2,096	-	-	-	2,772	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	151,362	-	-	151,362	2,294	-	151,363	-	-	153,657	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	19,361	60,251	174,178	196,210	-	450,000	20,485	60,251	174,178	192,932	-	447,846	Quarterly	6.00	6.00
	Total			611,840	738,017	2,291,593	1,892,936	2,155,787	7,690,173	641,578	738,016	2,218,512	1,846,051	2,127,734	7,571,891

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Préstamos bancarios
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	115	356	1,031	1,162	689	3,353	132	356	1,031	1,162	689	3,370	Monthly	6.01	6.01
Obligaciones con el público
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	7,506	1,110	301,722	5,171	501,027	816,536	At Expiration	8.17	8.00
Arrendamientos financieros
0-E	AFS INVESTMENT IXLLC	U.S.A.	US$	1,972	6,085	17,540	17,908	-	43,505	2,176	6,085	17,540	17,908	-	43,709	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,370	10,397	20,812	15,416	-	49,995	3,461	10,396	20,813	15,416	-	50,086	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,500	-	-	-	-	4,500	4,528	-	-	-	-	4,528	Quarterly	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	118	355	282	-	-	755	120	355	282	-	-	757	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,654	11,137	8,970	-	-	23,761	3,697	11,137	8,970	-	-	23,804	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,097	6,401	15,186	12,215	-	36,899	3,163	6,401	15,186	12,215	-	36,965	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,505	5,387	17,359	19,682	70,087	115,020	3,476	5,387	17,360	19,682	70,088	115,993	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,276	21,769	-	-	-	23,045	1,316	21,769	-	-	-	23,085	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	383	1,101	2,617	14,267	-	18,368	418	1,101	2,617	14,267	-	18,403	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,148	25,003	71,311	208,024	-	312,486	9,552	25,003	71,311	208,024	-	313,890	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	217	651	860	-	-	1,728	217	651	860	-	-	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	168	529	185	-	-	882	169	529	185	-	-	883	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	85	256	434	-	-	775	85	256	434	-	-	775	Monthly	14.14	14.14
	Total			29,608	89,427	456,587	288,674	570,776	1,435,072	40,016	90,536	458,311	293,845	571,804	1,454,512

	Total consolidado			641,448	827,444	2,748,180	2,181,610	2,726,563	9,125,245	681,594	828,552	2,676,823	2,139,896	2,699,538	9,026,403

Interest-bearing loans due in installments to December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,058	-	-	-	-	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	-	-	-	-	45,000	45,040	-	-	-	-	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,022	-	-	-	-	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	-	-	-	-	100,000	100,140	-	-	-	-	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	-	-	-	-	15,000	15,018	-	-	-	-	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,000	-	-	-	-	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	14,242	42,725	113,934	17,367	-	188,268	15,542	42,725	112,160	17,187	-	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	-	17,542	-	-	-	17,542	122	17,542	-	-	-	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	-	21,050	-	-	-	21,050	339	21,050	-	-	-	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	-	-	282,967	-	-	282,967	928	-	282,967	-	-	283,895	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
-	SWAP Aircraft arrivals	-	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	-	-	64,246	7,920	23,878	32,492	-	-	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	-	-	91,337	7,696	22,378	61,500	-	-	91,574	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	-	-	20,413	1,628	4,877	13,955	-	-	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	35,710	39,264	44,290	137,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	-	-	50,569	4,545	13,545	32,567	-	-	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	-	-	-	11,981	280	11,701	-	-	-	11,981	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	-	-	5,462	664	2,049	2,770	-	-	5,483	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	179,507	-	-	179,507	3,580	-	179,507	-	-	183,087	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	-	-	164,108	184,866	101,026	450,000	1,500	-	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00
	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,062,054	1,299,308	2,238,569	6,774,488

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IXLLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	-	-	-	35,170	2,752	32,466	-	-	-	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,500	4,500	4,500	-	-	10,500	1,566	4,500	4,500	-	-	10,566	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	-	-	-	12,500	3,160	9,375	-	-	-	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	-	-	1,492	199	540	755	-	-	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	-	-	36,848	2,346	10,791	23,761	-	-	36,898	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	-	-	25,293	1,256	3,725	20,360	-	-	25,341	Monthly	1.75	1.75
0-E	WACAPOULEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	-	-	-	-	-	-	8	-	-	-	-	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	-	3,817	91	957	2,604	27	-	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	-	-	2,229	143	707	1,379	-	-	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	-	-	-	-	114	547	-	-	-	-	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	-	1,643	82	377	1,044	135	-	1,638	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	-	-	-	45,857	30,281	15,576	-	-	-	45,857	Monthly	4.23	4.23
	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768,022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

(b)	Derivatives not recognized as a hedge

					Total derivative
	Current liabilities		Non-current liabilities		not recognized as a hedge
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate derivative not recognized as a hedge	-	1,190	-	-	-	1,190
Total derivatives not recognized as a hedge	-	1,190	-	-	-	1,190

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	4,329	5,173	-	-	4,329	5,173
Fair value of interest rate derivatives	33,518	26,395	16,128	28,327	49,646	54,722
Fair value of fuel derivatives	56,424	157,233	-	-	56,424	157,233
Fair value of foreign currency derivatives	39,818	37,242	-	-	39,818	37,242
Total hedge derivatives	134,089	226,043	16,128	28,327	150,217	254,370

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(49,311)	(38,802)
Interest rate options (2)	-	1
Interest rate swaps (3)	(44,085)	(58,758)
Fuel collars (4)	6,293	(32,772)
Fuel swap (5)	(56,424)	(122,678)
Currency forward US$/GBP$ (6)	7,432	-
Currency options US$/EUR$ (6)	1,438	-
Currency options R$/US$ (6)	933	-
Currency options CLP$/US$ (6)	85	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate US$/GBP, US$/EUR, R$/US$ and CLP$/US$. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 12 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	80,387	(163,993)	128,166
Debit (credit) transferred from net equity to income during the period	(151,244)	(151,520)	(18,688)

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,025,574	1,196,100
(b) Accrued liabilities at the reporting date	458,383	293,273
Total trade and other accounts payables	1,483,957	1,489,373

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Trade creditors	758,783	924,105
Leasing obligation	18,784	37,322
Other accounts payable	248,007	234,673
Total	1,025,574	1,196,100

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Boarding Fee	175,900	193,263
Aircraft Fuel	148,612	290,109
Airport charges and overflight	94,139	102,111
Handling and ground handling	88,629	55,503
Land services	80,387	47,103
Other personnel expenses	72,591	114,245
Professional services and advisory	63,302	65,445
Suppliers’ technical purchases	52,160	64,799
Marketing	45,997	54,885
Services on board	32,993	24,642
Leases, maintenance and IT services	25,558	34,029
Crew	23,834	12,403
Aircraft and engines leasing	19,146	37,322
Distribution system	17,531	3,293
Achievement of goals	15,386	12,197
Maintenance	18,573	14,757
Aviation insurance	7,655	4,749
Communications	6,731	6,447
Others	36,450	58,798
Total trade and other accounts payables	1,025,574	1,196,100

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Aircraft and engine maintenance	246,454	121,946
Accrued personnel expenses	108,058	130,382
Accounts payable to personnel (*)	81,368	16,407
Others accrued liabilities	22,503	24,538
Total accrued liabilities	458,383	293,273

(*) Profits and bonds participation (Note 22 letter b)

NOTE 20 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	1,297	320	350,418	607,371	351,715	607,691
Civil contingencies	1,476	11,870	37,555	47,355	39,031	59,225
Labor contingencies	149	221	15,648	23,064	15,797	23,285
Other	-	-	11,910	15,351	11,910	15,351
Provision for European Commision investigation (2)	-	-	8,966	9,999	8,966	9,999
Total other provisions (3)	2,922	12,411	424,497	703,140	427,419	715,551

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2015, and at December 31, 2014, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims	Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	65,107	-	65,107
Provision used	(57,192)	-	(57,192)
Difference by subsidiaries conversion	(170,452)	-	(170,452)
Reversal of provision	(53,459)	-	(53,459)
Exchange difference	(831)	484	(347)
Closing balance as of December 31, 2013	1,138,754	11,349	1,150,103

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	42,792	-	42,792
Provision used	(27,597)	-	(27,597)
Difference by subsidiaries conversion	(132,092)	-	(132,092)
Reversal of provision	(315,288)	-	(315,288)
Exchange difference	(1,017)	(1,350)	(2,367)
Closing balance as of December 31, 2014	705,552	9,999	715,551

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	54,675	-	54,675
Provision used	(19,522)	-	(19,522)
Difference by subsidiaries conversion	(220,266)	-	(220,266)
Reversal of provision	(100,740)	-	(100,740)
Exchange difference	(1,246)	(1,033)	(2,279)
Closing balance as of December 31, 2015	418,453	8,966	427,419

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 61 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at December 31, 2015 is disclosed in Note 30, at case No. 2001.51.01.012530-0.

(*) European Commission Provision:

(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015 the Court European resolved the appeal and annulled the European Commission. This ruling may be appealed by the European Commission.The procedural stage at December 31, 2015 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (*)	2,423,703	2,565,391	272,130	355,353	2,695,833	2,920,744
Sales tax	10,379	38,160	-	-	10,379	38,160
Retentions	33,125	52,567	-	-	33,125	52,567
Others taxes	11,211	18,880	-	-	11,211	18,880
Other sundry liabilities	11,615	10,388	-	48	11,615	10,436
Total other non-financial liabilities	2,490,033	2,685,386	272,130	355,401	2,762,163	3,040,787

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Retirements payments	42,117	36,523
Resignation payments	8,858	5,556
Other obligations	14,296	32,023
Total liability for employee benefits	65,271	74,102

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)			Actuarial
	Opening	current service	Benefits	Change	(gains)	Currency	Closing
	balance	provision	paid	of model	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	38,095	9,866	(2,295)	-	-	-	45,666
From January 1 to December 31, 2014	45,666	1,507	(2,466)	29,395	-	-	74,102
From January 1 to December 31, 2015	74,102	(13,609)	(3,824)	-	14,631	(6,029)	65,271

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2015	2014

Discount rate	4.84%	4.49%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.16%	6.16%
Mortality rate	RV-2009	RV-2009
Inflation rate	2.92%	2.92%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is determined by reference to free risk 20 years Central Bank of Chile BCP bond. Mortality table RV – 2009, established by Chilean Superintendency of Securities and Insurance and inflation rate performance curve of Central Bank of Chile instruments long term BCU and BCP.

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation:

Effect on the liability
As of
December 31,
2015
ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(4,669)
Change in the accrued liability an closing for decrease of 100 p.b.	5,345

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	5,309
Change in the accrued liability an closing for decrease of 100 p.b.	(4,725)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	81,368	16,407

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,631,320	1,656,565	1,720,513
Short-term employee benefits	171,366	361,328	452,158
Termination benefits	51,684	84,179	67,508
Other personnel expenses	218,435	248,030	252,590
Total	2,072,805	2,350,102	2,492,769

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$
Aircraft and engine maintenance	371,419	506,312
Fleet financing (JOL)	35,042	59,148
Provision for vacations and bonuses	10,365	9,595
Other accounts payable	-	1,945
Other sundry liabilities	224	454
Total accounts payable, non-current	417,050	577,454

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at December 31, 2015 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2014), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Nro. Of
Movement of authorized shares	shares

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at December 31, 2014	-
Authorized shares as of December 31, 2014	551,847,819

Autorized shares as of January 1, 2015	551,847,819
No movement of autorized shares at December 31, 2015	-
Authorized shares as of December 31, 2015	551,847,819

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	-	156,321
Paid shares as of December 31, 2014	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of autorized shares at December 31, 2015	-		-	-	-
Paid shares as of December 31, 2015	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)          Amounts reported represent only those arising from the payment of the shares subscribed.

(2)          Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)          At December 31, 2015, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)	Treasury stock

At December 31, 2015, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

				Deferred tax
		Stock		by tax effect
	Opening	option	Deferred	of change in legal rate	Closing
Periods	balance	plan	tax	(Tax reform) (*)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	5,574	18,877	(3,440)	-	21,011
From January 1 to December 31, 2014	21,011	14,728	(3,389)	(2,708)	29,642
From January 1 to December 31, 2015	29,642	8,924	(2,919)	-	35,647

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions			Capitalization
		with	Cost of issuance		share issuance
	Opening	non-controlling	and placement		and placement		Legal	Closing
Periods	balance	interest	of shares		cost		reserves	balance
	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$	ThUS$
From January 1 to December 31, 2013	2,666,682	(1,950)	(5,443)	(1)	179	(2)	(1,668)	2,657,800
From January 1 to December 31, 2014	2,657,800	(21,526)	-		-		(526)	2,635,748
From January 1 to December 31, 2015	2,635,748	-	-		-		(1,069)	2,634,679

(1)	The costs incurred through the issuance and placement to ThUS$ 5,264 and ThUS$ 179 corresponds to the capital increase authorized at the Extraordinary Meeting of Shareholders held on June 11, 2013 and the remaining 7,436,816 shares, not used in this exchange (business combination with TAM S.A. and subsidiaries), reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012, respectively.

(2)	The cost of ThUS$ 179 was capitalized during June 2013, according with minute of the Extraordinary Meeting of Shareholders held on June 11, 2013.

Balance of Other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(25,891)	(5,355)
Cost of issuance and placement of shares	(5,264)	(5,264)	(5,264)
Others	(2,478)	(1,409)	107
Total	2,634,679	2,635,748	2,657,800

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at December 31, 2015, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	3,574	(140,730)	-	(137,156)
Derivatives valuation gains (losses)	-	124,227	-	124,227
Deferred tax	-	(18,005)	-	(18,005)
Difference by subsidiaries conversion	(593,565)	-	-	(593,565)
Closing balance as of December 31, 2013	(589,991)	(34,508)	-	(624,499)

Opening balance as of January 1, 2014	(589,991)	(34,508)	-	(624,499)
Derivatives valuation gains (losses)	-	(165,231)	-	(165,231)
Deferred tax	-	40,647	-	40,647
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	-	7,752	-	7,752
Difference by subsidiaries conversion	(603,880)	-	-	(603,880)
Closing balance as of December 31, 2014	(1,193,871)	(151,340)	-	(1,345,211)

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	-	(1,345,211)
Derivatives valuation gains (losses)	-	82,730	-	82,730
Deferred tax	-	(21,900)	-	(21,900)
Actuarial reserves by employee benefit plans	-	-	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	-	-	3,910	3,910
Difference by subsidiaries conversion	(1,382,170)	-	-	(1,382,170)
Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

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

(f.3)	Actuarial gain or loss on defined benefit plans reserve

These originate from the actuarial calculation Company has developed from December 31, 2015, the effect of a negative reserve amounting to ThUS$ 10,717 net of deferred taxes.

(g)	Retained earnings

Movement of Retained earnings:

		Result	Other
	Opening	for the	increase	Closing
Periods	balance	period	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	1,076,136	(281,114)	281	795,303
From January 1 to December 31, 2014	795,303	(259,985)	872	536,190
From January 1 to December 31, 2015	536,190	(219,274)	1,034	317,950

(h)	Dividends per share

As of December 31, 2013
Final dividend
Description of dividend	2012
Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

As of December 31, 2015 and December 31, 2014, have not been paid dividends and have not been provisioned minimum mandatory dividends.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Passengers LAN	4,241,918	4,464,761	4,731,296
Passengers TAM	4,168,696	5,915,361	6,330,262
Cargo	1,329,431	1,713,379	1,862,979
Total	9,740,045	12,093,501	12,924,537

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Aircraft fuel	2,651,067	4,167,030	4,414,249
Other rentals and landing fees	1,109,826	1,327,238	1,373,061
Aircraft rentals	525,134	521,384	441,077
Aircraft maintenance	437,235	452,731	477,086
Comissions	302,774	365,508	408,671
Passenger services	295,439	300,325	331,405
Other operating expenses	1,293,320	1,487,672	1,644,827
Total	6,614,795	8,621,888	9,090,376

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Depreciation (*)	897,670	943,731	985,317
Amortization	36,736	47,533	56,413
Total	934,406	991,264	1,041,730

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2015 is ThUS$ 345,192 and ThUS$ 373,183 for the period of 2014.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Bank loan interest	331,511	330,298	382,969
Financial leases	42,855	72,242	76,343
Other financial instruments	38,991	27,494	3,212
Total	413,357	430,034	462,524

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

Additionally, in December 2015 a negative impact on results of US$ 80 million before tax associated with the output of the rest of the A330 fleet, including engines and technical materials is recognized. These expenses are recognized at “Other Gain and Loses” of the Consolidated Statement of Income by Function.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$
Tours	113,225	109,788	105,449
Aircraft leasing	46,547	31,104	36,614
Customs and warehousing	25,457	22,368	24,281
Duty free	16,408	18,076	14,748
Maintenance	11,669	15,421	12,392
Other miscellaneous income	172,475	180,888	148,081
Total	385,781	377,645	341,565

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2015	2014
	ThUS$	ThUS$
Cash and cash equivalents	182,089	213,161
Argentine peso	11,611	22,121
Brazilian real	8,810	2,365
Chilean peso	17,739	30,453
Colombian peso	1,829	1,622
Euro	10,663	9,639
U.S. dollar	112,422	50,652
Strong bolivar	2,986	63,236
Other currency	16,029	33,073

Other financial assets, current	124,042	73,030
Argentine peso	108,592	40,939
Brazilian real	1,263	-
Chilean peso	563	25,781
Colombian peso	1,167	-
Euro	1	1
U.S. dollar	12,128	6,008
Strong bolivar	22	43
Other currency	306	258

	As of	As of
	December 31,	December 31,
Current assets	2015	2014
	ThUS$	ThUS$
Other non - financial assets, current	126,130	59,700
Argentine peso	14,719	7,326
Brazilian real	15,387	148
Chilean peso	10,265	18,073
Colombian peso	486	1,415
Euro	1,983	2,523
U.S. dollar	61,577	5,751
Strong bolivar	-	330
Other currency	21,713	24,134

Trade and other accounts receivable, current	247,229	543,257
Argentine peso	30,563	61,291
Brazilian real	11,136	33,267
Chilean peso	55,169	128,780
Colombian peso	1,195	4,394
Euro	53,200	38,764
U.S. dollar	6,743	75,876
Strong bolivar	7,225	4,895
Other currency	81,998	195,990

Accounts receivable from related entities, current	183	299
Chilean peso	183	299

Tax current assets	22,717	21,605
Argentine peso	2,371	2,300
Brazilian real	5	2
Chilean peso	3,615	5,773
Colombian peso	1,275	1,995
Euro	14	21
U.S. dollar	1,394	467
Other currency	14,043	11,047

Total current assets	702,390	911,052
Argentine peso	167,856	133,977
Brazilian real	36,601	35,782
Chilean peso	87,534	209,159
Colombian peso	5,952	9,426
Euro	65,861	50,948
U.S. Dollar	194,264	138,754
Strong bolivar	10,233	68,504
Other currency	134,089	264,502

	As of	As of
	December 31,	December 31,
Non-current assets	2015	2014
	ThUS$	ThUS$

Other financial assets, non-current	20,767	36,715
Argentine peso	22	57
Brazilian real	1,478	1,050
Chilean peso	77	1,100
Colombian peso	162	203
Euro	614	4,243
U.S. dollar	16,696	29,238
Other currency	1,718	824

Other non - financial assets, non-current	60,215	18,803
Argentine peso	169	45
Brazilian real	4,454	-
U.S. dollar	50,108	1
Other currency	5,484	18,757

Accounts receivable, non-current	9,404	10,569
Chilean peso	4,251	5,413
U.S. dollar	5,000	5,000
Other currency	153	156

Deferred tax assets	2,632	2,613
Colombian peso	336	256
U.S. dollar	-	3
Other currency	2,296	2,354

Total non-current assets	93,018	68,700
Argentine peso	191	102
Brazilian real	5,932	1,050
Chilean peso	4,328	6,513
Colombian peso	498	459
Euro	614	4,243
U.S. dollar	71,804	34,242
Other currency	9,651	22,091

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	94,199	71,436	141,992	173,416
Chilean peso	54,655	15,542	52,892	42,725
Euro	-	547	-	-
U.S. dollar	39,544	55,347	89,100	130,691

Trade and other accounts payables, current	575,967	421,165	19,261	20,875
Argentine peso	20,772	38,740	2,072	-
Brazilian real	37,572	14,330	16	13
Chilean peso	40,219	25,017	10,951	11,502
Colombian peso	5,271	13,652	155	187
Euro	5,275	35,937	618	8,266
U.S. dollar	310,565	175,298	839	827
Strong bolivar	2,627	5,261	-	-
Other currency	153,666	112,930	4,610	80

Accounts payable to related entities, current	447	56	-	-
Chilean peso	83	29	-	-
U.S. dollar	22	27	-	-
Other currency	342	-	-	-

Other provisions, current	-	-	460	-
Chilean peso	-	-	24	-
Other currency	-	-	436	-

Tax liabilities, current	36	268	9,037	-
Argentine peso	-	-	9,036	-
Chilean peso	-	268	-	-
U.S. dollar	27	-	-	-
Other currency	9	-	1	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	40,431	126,953	1	158
Argentine peso	(2,387)	5,698	-	-
Brazilian real	4,292	959	5	46
Chilean peso	32,228	18,798	-	-
Colombian peso	145	4,670	-	-
Euro	2,706	6,400	-	-
U.S. dollar	(3,233)	44,728	(5)	111
Strong bolivar	2,490	227	-	-
Other currency	4,190	45,473	1	1

Total current liabilities	711,080	619,880	170,751	194,449
Argentine peso	18,385	44,438	11,108	-
Brazilian real	41,864	15,289	21	59
Chilean peso	127,185	59,656	63,867	54,227
Colombian peso	5,416	18,322	155	187
Euro	7,981	42,884	618	8,266
U.S. dollar	346,925	275,400	89,934	131,629
Strong bolivar	5,117	5,488	-	-
Other currency	158,207	158,403	5,048	81

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	561,217	625,406	328,480	171,288	571,804	1,088,218
Chilean peso	104,385	112,161	34,635	17,186	-	-
U.S. dollar	456,832	513,245	293,845	154,102	571,804	1,088,218

Accounts payable, non-current	239,029	474,955	168	2,316	8	-
Chilean peso	8,058	4,938	168	2,316	8	-
U.S. dollar	229,005	468,184	-	-	-	-
Other currency	1,966	1,833	-	-	-	-

Other provisions, non-current	27,712	16,660	-	-	68	-
Argentine peso	797	454	-	-	-	-
Brazillian real	11,009	146	-	-	-	-
Chilean peso	-	36	-	-	-	-
Colombian peso	198	-	-	-	-	-
Euro	8,966	9,999	-	-	-	-
U.S. dollar	6,742	6,025	-	-	68	-

Provisions for employees benefits, non-current	56,306	822	-	-	-	-
Chilean peso	56,306	-	-	-	-	-
U.S. dollar	-	822	-	-	-	-

Total non-current liabilities	884,264	1,117,843	328,648	173,604	571,880	1,088,218
Argentine peso	797	454	-	-	-	-
Brazilian real	11,009	146	-	-	-	-
Chilean peso	168,749	117,135	34,803	19,502	8	-
Colombian peso	198	-	-	-	-	-
Euro	8,966	9,999	-	-	-	-
U.S. dollar	692,579	988,276	293,845	154,102	571,872	1,088,218
Other currency	1,966	1,833	-	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2015	2014
	ThUS$	ThUS$

Total assets	795,408	979,752
Argentine peso	168,047	134,079
Brazilian real	42,533	36,832
Chilean peso	91,862	215,672
Colombian peso	6,450	9,885
Euro	66,475	55,191
U.S. dollar	266,068	172,996
Strong bolivar	10,233	68,504
Other currency	143,740	286,593

Total liabilities	2,666,623	3,193,994
Argentine peso	30,290	44,892
Brazilian real	52,894	15,494
Chilean peso	394,612	250,520
Colombian peso	5,769	18,509
Euro	17,565	61,149
U.S. dollar	1,995,155	2,637,625
Strong bolivar	5,117	5,488
Other currency	165,221	160,317

Net position
Argentine peso	137,757	89,187
Brazilian real	(10,361)	21,338
Chilean peso	(302,750)	(34,848)
Colombian peso	681	(8,624)
Euro	48,910	(5,958)
U.S. dollar	(1,729,087)	(2,464,629)
Strong bolivar	5,116	63,016
Other currency	(21,481)	126,276

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2015 and 2014, generated a debit of ThUS$ 467,896 and ThUS$ 130,201, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2015 and 2014, represented a debit of ThUS$ 1,409,439 and ThUS$ 650,439, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	December 31,	December 31,
	2015	2014

Argentine peso	12.97	8.55
Brazilian real	3.98	2.66
Chilean peso	710.16	606.75
Colombian peso	3,183.00	2,389.50
Euro	0.92	0.82
Strong bolivar	198.70	12.00
Australian dollar	1.37	1.22
Boliviano	6.85	6.86
Mexican peso	17.34	14.74
New Zealand dollar	1.46	1.28
Peruvian Sol	3.41	2.99
Uruguayan peso	29.88	24.25

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	December 31,
Basic earnings / (loss) per share	2015	2014	2013

Earnings / (loss) attributable to owners of the parent (ThUS$)	(219,274)	(259,985)	(281,114)
Weighted average number of shares, basic	545,547,819	545,547,819	487,930,977
Basic earnings / (loss) per share (US$)	(0.40193)	(0.47656)	(0.57613)

	For the period ended
	December 31,
Diluted earnings / (loss) per share	2015	2014	2013

Earnings / (loss) attributable to owners of the parent (ThUS$)	(219,274)	(259,985)	(281,114)
Weighted average number of shares, basic	545,547,819	545,547,819	487,930,977
Weighted average number of shares, diluted	545,547,819	545,547,819	487,930,977
Diluted earnings / (loss) per share (US$)	(0.40193)	(0.47656)	(0.57613)

In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 33 (a.1), because the average market price is lower than the price of options and these have an effect antidilutive.

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy. Conversations have begun with the representatives in the Variglog liquidation process to work towards a settlement regarding the funds in Switzerland.

17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.

The 2nd Room of the Federal Appellate Court confirmed another extension of the precautionary measure that will expire March 16, 2016. ORSNA did not file an extraordinary remedy, so the measure is in effect through that date.

-0-

(ii)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-

Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of MUS$ 8.966. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. The European Court decided on the appeal in December 2015 and overturned the Commission’s Decision. It is likely that the European Commission will appeal that decision.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction). The European Court of Justice overturned the Commission’s Decision on December 16, 2015 because of discrepancies. The European Commission can appeal this decision. We are waiting to see how the Commission reacts.

8,966

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: MUS$8,712; (ii) Norberto Jochmann: MUS$ 167; (iii) Hernan Merino: MUS$ 84; (iv) Felipe Meyer :MUS$ 84. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	8,712

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union.	9,298

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 01/2009 to 12/2009, 01/2010 to 12/2010 and 01/2011 to 12/2012.	We filed a voluntary remedy on which a judgment is pending since June 30, 2015.	21,212

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by MMU$ 61 The disclosure prohibition motions entered by the parties against the ruling that overturned the decision did not suffice. The lawsuit was returned by the Brazilian Department of Justice (MPF) on November 23, 2015.	75,514

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	18,550

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. We are awaiting a judgment.	36,174

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938-14.2013.8.26.0053	It is an annulment action filed against the municipality of São Paulo seeking to annul the tax credit constituted by the non-payment of ISS due by INFRAERO for the provision of airport services.	The case proceedings were referred to the Superior Courts for a judgment on the complaint filed against the decision not allowing the Union’s extraordinary remedy and for a judgment on the special remedy in relation to fees. A judgment is pending since December 1, 2015.	8,514

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	We are awaiting notification of the judgment on admissibility of the special remedy filed by the Prosecutor General of the Department of the Treasury, in addition to the notification regarding the decision rendered by CARF.	8,210

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	Adverse administrative decision to the interests of the company. Case pending before the Court of Tax Appeals (CARF) awaiting decision.	6,604

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company in STF.	6,857

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Through proceedings dated June 5, 2014, the First Civil Overflow Court Room became aware of the process in Colombia and sent a copy of prior pleas submitted to the plaintiffs by the defendant. In December 2015, the 1st Civil Court in the Provisional Circuit was designated the 45th Permanent Civil Court in the Circuit and the proceedings were presented to the Judge’s chambers on December 7, 2015.The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015. On October 13, 2015, Regional One petitioned that the Court reopen the case. Lan Colombia Airlines presented its arguments against this petition and a decision by the Court is pending.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.43129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	The Treasury remedy was denied on November 11, 2015. Publication of the ruling is pending.	58,300

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A judgment is pending in the case before the Curitiba/PR Tax Court since December 9, 2015.	45,044

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	4.037.054	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non-payment of tax on the circulation of goods and services relating to telecommunications services ICMS.	Defense presented. First Instance court decision maintained the infraction notice in its entirety. We filed ordinary appeal, which is a waiting for judgment of the TIT / SP.	6,632

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. A record of our objection is pending.	44,561

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					MUS$

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	87,156

Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/SP.	0049304-37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence.	9,563

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage and in negotiation process with the Union.	16,164

Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037-67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
MUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	17502-2012-0082	Certificate of 2006 Income Tax, items where CEDT is disregarded. They are requesting certification of branch expenses, ARC fees for which no income tax withholding was made by the payer, etc. These proceedings began in 2012.	A decision was rendered on the appeal for a review and payment was made to avoid interest accrual. This payment was also contested before the Court. An accounting analysis was made on October 18, 2015 before the Court with experts on behalf of SRI and the Company. The expert opinions were issued. We are awaiting a final decision by the Court.	12,505

TAM Linhas Aéreas S.A.	Recife Labor Court.	0000070-22.2013.5.06.0017	An action filed by the Public Ministry of Labor seeking that the Company refrain from practicing moral harassment, religious, social, sexual and other discrimination.	The case is just now beginning.	-0-

TAM Linhas Aéreas S.A.	São Carlos Labor Court.	0010476-12.2015.5.15.0008	Action filed by the union seeking additional hazard pay for maintenance (MRO) employees (São Carlos).	The case is just now beginning and calculations are being prepared.	-0-

-	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. Mr. Ignacio Cueto has reached an agreement with the Securities and Exchange Commission (“SEC”), which includes the consent to pay a penalty in the amount of US$75.000 and to a cease-and-desist order concerning the books and records and internal control provisions of the U.S. Securities Exchange Act of 1934.The Company, on its part, continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2015, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 87 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

NOTE 31 - COMMITMENTS

(a.1)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At December 31, 2015, the Company is in compliance with all indicators detailed above.

(a.2) Fleet financing commitments to receive

On May 29, 2015, The Company has issued and placed debt securities denominated Enhanced Equipment Trust Certificates (“EETC”) for an aggregate amount of US $ 1,020,823,000 (the “Certificates”) in accordance with the following:

•	The Certificates were issued and placed in the international market under Rule 144-A and Regulation S of the securities laws of the United States of America by pass-through trusts (“Trusts”).

•	This offer consists of class A Certificates that will have an interest rate of 4.2% per annum, with an estimated distribution date of November 15, 2027, while the Class B Certificates will have an interest rate of 4.5% per annum, with an estimated distribution date of November 15, 2023.

•	Trusts will use the proceeds of the placement, which will initially remain in escrow with a first class bank, to acquire “Equipment Notes” to be issued by four separate special purpose entities, each of which is wholly owned by LATAM (each an “Issuer”).

•	Each Issuer will use the proceeds from the sale of the Equipment Notes and the initial payment under each Lease (as such term is defined below) to finance the acquisition of eleven new Airbus A321-200, two Airbus A350-900s and four Boeing 787 -9, whose deliveries are scheduled between July 2015 and March 2016 (the “Aircrafts”).

•	Each of the Issuers will lease the acquired Aircrats to LATAM according to a finance lease (“Lease”), who may in turn sublease the Aircraft under operating sub-lease agreements.

•	Based on the above, LATAM will recognise these Equipment Notes as debt upon delivery of each Aircraft.

•	The Certificates have not been registered under the United Stated Securities Act of 1933 or under applicable securities laws in any other jurisdiction. Consequently, the Certificates have been offered and sold to persons reasonably believed to qualify as institutional investors in accordance with Rule 144-A under the Securities Act of the United States, and other non-residents of the United States in transactions outside the United States under Regulation S of the normative body.

At December 31, 2015 the escrow of EETC is ThUS$ 345,127 corresponding to 6 aircraft by receive.

(b)           Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2015	2014

Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	-	1
AWAS 4839 Trust	Airbus A320	-	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	2
Bank Of America	Airbus A321	3	-
BOC Aviation Pte. Ltd.	Airbus A320	-	1
CIT Aerospace International	Airbus A320	2	2
Delaware Trust Company, National Association	Bombardier Dhc8-200	-	5
ECAF I 1215 DAC	Airbus A320	1	-
ECAF I 2838 DAC	Airbus A320	1	-
ECAF I 40589 DAC	Boeing 777	1	-
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	3	6
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	-
Magix Airlease Limited	Airbus A320	2	2

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2015	2014

MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A321	1	-
NBB Grosbeak Co., Ltd	Airbus A321	1	-
NBB-6658 Lease Partnership	Airbus A321	1	-
NBB-6670 Lease Partnership	Airbus A321	1	-
Orix Aviation Systems Limited	Airbus A320	2	2
RBS Aerospace Limited	Airbus A320	-	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	-
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	7	2
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	7	6
Wells Fargo Bank Northwest National Association	Airbus A330	2	5
Wells Fargo Bank Northwest National Association	Boeing 767	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	7
Wells Fargo Bank Northwest National Association	Boeing 787	7	3
Wilmington Trust Company	Airbus A319	1	1
Zipdell Limited	Airbus A320	-	1
Total		106	107

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2015	2014
	ThUS$	ThUS$

No later than one year	513,748	511,624
Between one and five years	1,281,454	1,202,440
Over five years	858,095	441,419
Total	2,653,297	2,155,483

The minimum lease payments charged to income are the following:

		For the period ended
		December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Minimum operating lease payments	525,134	521,384	441,077
Total	525,134	521,384	441,077

In the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each. During the second quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned. In the third quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned. In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. On the other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

In the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned.

In the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

In the third quarter of 2015, five Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A330-200 aircraft was returned.

In the fourth quarter of 2015, one Airbus A330-200 aircraft was returned.

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

At December 31, 2015 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Aug 17, 2016
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Nine letter of credit	37,178	Jan 10, 2016
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Feb 4, 2016
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2016
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	11,133	Aug 14, 2016
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Dec 8, 2016
Banc of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Sep 6, 2016
Wells Fargo Bank	LATAM Airlines Group S.A.	Eight letter of credit	13,160	Feb 9, 2016
Wells Fargo Bank	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2016
CIT Aerospace International	Tam Linhas Aéreas S.A.	Three letter of credit	12,375	Oct 6, 2016
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	One letter of credit	12,357	Oct 2, 2016
			109,982

(c) Other commitments

At December 31, 2015 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,050	Nov 14, 2016
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2016
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	16,400	Jan 31, 2016
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	8,862	Feb 11, 2016
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Mar 31, 2016
Dirección Generalde Aeronáutica Civil	LATAM Airlines Group S.A.	Sixty six letter of credit	15,687	Jan 31, 2016
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2016
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	3,108	Mar 13, 2016
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	23,000	Jan 8, 2016
Washington International Insurance	LATAM Airlines Group S.A.	Four letter of credit	2,810	Apr 5, 2016
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	10,762	May 19, 2016
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	5,595	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,465	May 16, 2016
Juizo da 6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	19,402	Jan 4, 2016
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,250	Nov 9, 2020
			161,031

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

							Transaction amount
		Nature of		Nature of			with related parties
		relationship with	Country	related parties			As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2015	2014	2013
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CP A.	Related director	Chile	Tickets sales	CLP	15	31	17
96.847.880-K	Technical Training Latam S.A.	Associate (*)	Chile	Leases as lessor	CLP	-	209	253
				Training services received	CLP	-	(785)	(1,186)
				Training services received	US$	-	(743)	(1,146)
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	2	9	10
				Services provided for advertising	CLP	(10)	(11)	(11)
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	(259)	(646)	2,697
				Other revenue	CLP	30	-	-
				Services received from National and International Courier	CLP	(227)	(496)	(382)
				Other services received	CLP	-	(10)	(478)
				Settlement of Property, plant and equipment (1)	CLP	-	-	14,217
				Commitments made on behalf of the entity	CLP	-	-	(84)
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Tickets sales	CLP	7	26	17
				Services received of transfer of passengers	CLP	(127)	(70)	(142)
				Commitments made on behalf of the entity	CLP	-	-	(84)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	117	155	231
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(50)	-	-
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Revenue billboard advertising maintaining	ARS	1	12	9
				Leases as lessor	US$	(269)	(334)	(358)
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Related director	Brazil	Services received of transport	BRL	-	(2)	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Principal shareholder of the common matrix	Brazil	Revenue from services provided	BRL	-	-	485
				Services received	BRL	(56)	(12)	-
				Commitments made on behalf of the entity	BRL	-	-	(17)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Professional counseling services received	BRL	-	(119)	(499)
Foreign	Jochmann P articipacoes Ltda.	Other related parties	Brazil	Services received	BRL	-	-	(27)
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(1,191)	-	-

(*) Subsidiary from October, 2014

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

		For the period ended
		December 31,
	2015	2014	2013
	ThUS$	ThUS$	ThUS$

Remuneration	17,185	19,507	15,148
Management fees	547	1,213	368
Non-monetary benefits	864	990	565
Short-term benefits	19,814	-	22,400
Share-based payments	10,811	16,086	17,709
Total	49,221	37,796	56,190

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

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

The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number
of share
options

Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)
Share options in agreements of share- based payments, as of December 31, 2014	4,202,000

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
Share options granted	406,000
Share options cancelled	(90,000)
Share options in agreements of share- based payments, as of December 31, 2015	4,518,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to December 2015 corresponds to ThUS$ 10,811 (ThUS$ 12,900 at December 31, 2014).

The input data of option pricing model used for share options granted are as follows:

	Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
	share price		price		volatility	option	expected	interest
As of December 31, 2014	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696
As of December 31, 2015	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

(b.1)	Stock Options

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2015, which amounted to 96,675 shares and 518,507 shares, respectively (at December 31, 2014, the distribution of outstanding stock options amounted to 637,400 for Multiplus S.A. and 96,675 shares TAM Linhas Aéreas S.A.).

TAM Linhas Aéreas S.A.

Description	4th Grant
Date	05-28-2010	Total
Outstanding option number
As December 31, 2014	96,675	96,675
Outstanding option number
As December 31, 2015	96,675	96,675

Multiplus S.A.

				4nd Extraordinary
Description	1st Grant	3rd Grant	4th Grant	Grant
Date	10-04-2010	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number
As December 31, 2014	7,760	129,371	294,694	205,575	637,400
Outstanding option number
As December 31, 2015	-	102,621	255,995	159,891	518,507

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

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2015	2014	2015	2014

TAM Linhas Aéreas S.A.	-	-	96,675	96,675
Multiplus S.A.	-	-	518,507	637,400

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A.. There is no value recorded in liabilities and in income at December 31, 2015 (at December 31, 2014 not exist value recorded in liabilities and the amount recognized in in incomes was ThUS$ 191).

(b.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered, book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.        Compliance with the performance goal defined by this Council as return on Capital Invested.

b.        The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number
shares in
circulation
As of January 1, 2014	-
Granted	91,103
As of December 31, 2014	91,103

As of January 1, 2015	91,103
Granted	119,731
Not acquired due to breach of employment retention conditions	(34,924)
As of December 31, 2015	175,910

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, seeking continuous improvement and contribution to the solution of global climate change problems has been made, generating added value to the company and the region, are the pillars of his administration.

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

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented on the following objectives:

i.	Impact and Profitability:
-	Environmental Management System
-	Risk Management
-	Eco-efficiency
-	Sustainable Alternative Energy

ii.	Commitment and Recognition:
-	Internal Capacity Development
-	Transparency
-	Value Chain
-	Emissions Offsets
-	Recognition and Communications Projects

For 2015, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during 2015, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago and Miami. Achieving certification Environmental Management System ISO 14001 at its facility in Miami.
-	Certification of stage 2, the most advanced IATA Environmental Assestment (IEnvA), been the third airline in the world to achieve this certification.
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	The preparation of the second report supporting environmental management of the Company.

-	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2015 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

As of December 31, 2015, the Environment Management spent US$ 150,700 (US$ 370,160 at December 31, 2014). The budget of the Environment Management for 2015 was US$ 324,460 (US$ 520,000 for 2014).

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

The Company announced on February 4, 2016 that Ignacio Cueto Plaza, CEO of LAN Airlines, has consented to the entry of a cease-and-desist order by the Securities and Exchange Commission (SEC) concerning the books and records and internal controls provisions of the U.S. Securities Exchange Act of 1934.

•	The allegations set forth in the Order relate to an isolated matter which occurred in 2006 – 2007. As previously disclosed in LATAM’s public filings, the issue is related to consultant fee payments made by LAN Airlines S.A. to a consultant on labor matters in Argentina which were not accurately recorded in the Company’s accounting records. Ignacio Cueto consented to the Order and agreed to pay a $75,000 penalty to the SEC and to remain in compliance with LATAM’s compliance structure and internal accounting controls.

•	Over the past decade, since the occurrence of this event, the Company has implemented significant enhancements to its compliance structure and internal accounting controls.

The Company and its senior executives maintain a strong commitment to complying with all laws and regulations in all countries where the company operates. The Company has been cooperating with the investigation of the U.S. regulatory authorities and will continue to do so as necessary.

Subsequent to the closing date of the annual financial statements, at December 31, 2015, has occurred an important variation in the exchange rate (Central Bank of Brazil) R$/US$, from R$3.90 per US$ to R$ 3.62 per US$ at March 21, 2016, which represents a 7.22% appreciation of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2015, have been approved by the Board of Director’s in an extraordinary meeting held on March 21, 2016.

NOTE 36 - CONSOLIDATION SCHEDULE

In accordance with SEC rule SX 3-10 the Company is presenting consolidation schedules as Senior Notes issued by TAM Capital (issuer), a 100% subsidiary of TAM S.A., in 2007 are fully and unconditionally guaranteed by TAM S.A (guarantor) and by TAM Linhas Aéreas (guarantor) which is also a 100% subsidiary of TAM S.A.. The consolidation schedules separately present the financial information for LATAM Airlines Group S.A. (parent company), TAM S.A. (guarantor), TAM Linhas Aéreas S.A. (guarantor) and other consolidated subsidiaries of LATAM Airlines Group S.A. (non-guarantors).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	301,109	859	67	142,439	309,023	-	753,497
Other financial assets	108,263	416	-	105,439	581,773	(144,543)	651,348
Other non-financial assets	123,332	718	-	150,204	55,501	261	330,016
Trade and other accounts receivable	367,322	3,897	-	151,458	274,301	(4)	796,974
Accounts receivable from related entities	451,061	1,072	82,218	533,629	1,049,892	(2,117,689)	183
Inventories	146,241	-	-	75,238	3,429	-	224,908
Tax assets	15,711	5,824	-	11,264	31,216	-	64,015
Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,513,039	12,786	82,285	1,169,671	2,305,135	(2,261,975)	2,820,941
Non-current assets and disposal groups held for sale	609	-	-	277	1,074	-	1,960
Total current assets	1,513,648	12,786	82,285	1,169,948	2,306,209	(2,261,975)	2,822,901
Non-current assets
Other financial assets	71,776	425,952	-	221,155	1,620	(631,045)	89,458
Other non-financial assets	84,249	730	-	114,080	33,107	3,297	235,463
Accounts receivable	2,105	-	-	5,521	3,089	-	10,715
Accounts receivable from related parties	506,672	-	304,535	1	1,007,074	(1,818,282)	-
Equity accounted investments	1,065,985	11,804	-	-	392,937	(1,470,726)	-
Intangible assets other than goodwill	101,212	31,993	-	879,356	308,862	2	1,321,425
Goodwill	2,194,449	-	-	-	83,250	2,876	2,280,575
Property, plant and equipment	8,917,026	19	-	881,138	836,100	304,374	10,938,657
Current tax assets, long term portion	-	-	-	-	25,629	-	25,629
Deferred tax assets	-	15,747	-	311,059	82,901	(33,112)	376,595
Total non-current assets	12,943,474	486,245	304,535	2,412,310	2,774,569	(3,642,616)	15,278,517
Total assets	14,457,122	499,031	386,820	3,582,258	5,080,778	(5,904,591)	18,101,418

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,459,629	-	3,318	124,778	56,415	95	1,644,235
Trade and other accounts payable	398,351	722	-	624,410	452,436	8,038	1,483,957
Accounts payable to related parties	328,618	804	75,437	786,235	951,720	(2,142,367)	447
Other provisions	29	-	-	10,776	2,894	(10,777)	2,922
Tax liabilities	12,755	-	-	-	6,623	-	19,378
Other non-financial liabilities	1,404,126	558	-	588,839	496,542	(32)	2,490,033
Total current liabilities	3,603,508	2,084	78,755	2,135,038	1,966,630	(2,145,043)	5,640,972
Non-current liabilities
Other financial liabilities	5,785,018	-	299,775	527,207	927,846	(7,461)	7,532,385
Accounts payable	129,759	-	-	229,006	58,285	-	417,050
Accounts payable to related parties	797,109	24,395	-	-	972,543	(1,794,047)	-
Provision for losses on investments	518,975	-	-	-	19,343	(538,318)	-
Other provisions	13,768	73	-	389,120	21,535	1	424,497
Deferred tax liabilities	478,596	-	-	151,950	153,957	27,062	811,565
Employee benefits	37,854	-	-	-	27,417	-	65,271
Other non-financial liabilities	236,000	-	-	36,130	-	-	272,130
Total non-current liabilities	7,997,079	24,468	299,775	1,333,413	2,180,926	(2,312,763)	9,522,898
Total liabilities	11,600,587	26,552	378,530	3,468,451	4,147,556	(4,457,806)	15,163,870
Equity
Share capital	2,545,705	1,289,676	111,123	1,371,505	728,944	(3,501,248)	2,545,705
Retained earnings	317,950	(1,126,588)	(102,833)	(1,191,909)	(219,031)	2,640,361	317,950
Share premium	-	19,194	-	-	501,209	(520,403)	-
Treasury shares	(178)	-	-	-	-	-	(178)
Other reserves	(6,942)	290,197	-	(65,641)	(81,070)	(143,486)	(6,942)
Parent’s ownership interest	2,856,535	472,479	8,290	113,955	930,052	(1,524,776)	2,856,535
Non-controlling interest	-	-	-	-	-	81,013	81,013
Total non-current liabilities	2,856,535	472,479	8,290	113,955	930,052	(1,443,763)	2,937,548
Total liabilities	14,457,122	499,031	386,820	3,582,406	5,077,608	(5,901,569)	18,101,418

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	628,367	47	398	44,326	289,244	27,014	989,396
Other financial assets	135,336	1,951	-	85,376	531,958	(104,220)	650,401
Other non-financial assets	53,427	1,055	-	129,562	88,297	(24,470)	247,871
Trade and other accounts receivable	456,622	5,732	-	562,040	360,236	(5,795)	1,378,835
Accounts receivable from related entities	184,626	1,506	-	226,225	1,140,972	(1,553,021)	308
Inventories	153,891	-	-	105,315	6,833	-	266,039
Tax assets	20,866	12,368	-	26,660	45,839	(5,025)	100,708
Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,633,135	22,659	398	1,179,504	2,463,379	(1,665,517)	3,633,558
Non-current assets and disposal groups held for sale	-	-	-	407	657	-	1,064
Total current assets	1,633,135	22,659	398	1,179,911	2,464,036	(1,665,517)	3,634,622
Non-current assets
Other financial assets	48,805	-	-	34,366	1,815	-	84,986
Other non-financial assets	121,231	788	-	157,853	51,570	11,371	342,813
Accounts receivable	3,257	-	-	5,761	21,447	-	30,465
Accounts receivable from related parties	479,784	70	389,378	65,328	1,458,330	(2,392,890)	-
Equity accounted investments	1,581,526	642,053	-	285,731	423,627	(2,932,937)	-
Intangible assets other than goodwill	91,638	14,405	-	1,277,534	449,470	47,032	1,880,079
Goodwill	3,207,664	47,032	-	-	102,861	(44,156)	3,313,401
Property, plant and equipment	8,363,122	34	-	1,351,003	809,316	249,601	10,773,076
Current tax assets, long term portion	-	-	-	-	17,663	-	17,663
Deferred tax assets	-	30,875	-	366,596	97,080	(87,228)	407,323
Total non-current assets	13,897,027	735,257	389,378	3,544,172	3,433,179	(5,149,207)	16,849,806
Total assets	15,530,162	757,916	389,776	4,724,083	5,897,215	(6,814,724)	20,484,428

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,290,302	-	3,319	205,763	125,231	-	1,624,615
Trade and other accounts payable	463,620	397	-	534,957	491,646	(1,247)	1,489,373
Accounts payable to related parties	452,777	279	-	104,380	991,944	(1,549,324)	56
Other provisions	32	-	-	11,017	1,362	-	12,411
Tax liabilities	11,934	-	-	51	10,979	(5,075)	17,889
Other non-financial liabilities	1,272,521	6,764	-	798,087	634,319	(26,305)	2,685,386
Total current liabilities	3,491,186	7,440	3,319	1,654,255	2,255,481	(1,581,951)	5,829,730
Non-current liabilities
Other financial liabilities	5,242,620	-	299,098	668,084	1,179,210	-	7,389,012
Accounts payable	37,582	-	-	492,519	78,015	(30,662)	577,454
Accounts payable to related parties	1,139,256	36,742	69,051	293,232	856,727	(2,395,008)	-
Provision for losses on investments	423,358	-	-	-	20,524	(443,846)	36
Other provisions	14,225	108	-	660,336	28,435	-	703,104
Deferred tax liabilities	452,374	14,405	-	352,711	228,058	4,346	1,051,894
Employee benefits	32,665	-	-	-	25,459	15,978	74,102
Other non-financial liabilities	295,000	-	-	60,379	22	-	355,401
Total non-current liabilities	7,637,080	51,255	368,149	2,527,261	2,416,450	(2,849,192)	10,151,003
Total liabilities	11,128,266	58,695	371,468	4,181,516	4,671,931	(4,431,143)	15,980,733
Equity
Share capital	2,545,705	1,895,913	163,359	2,008,303	847,890	(4,915,465)	2,545,705
Retained earnings	536,190	(1,651,990)	(145,051)	(1,285,733)	(275,294)	3,358,068	536,190
Share premium	-	28,216	-	-	457,897	(486,113)	-
Treasury shares	(178)	-	-	-	-	-	(178)
Other reserves	1,320,179	427,082	-	(180,003)	194,791	(441,870)	1,320,179
Parent’s ownership interest	4,401,896	699,221	18,308	542,567	1,225,284	(2,485,380)	4,401,896
Non-controlling interest	-	-	-	-	-	101,799	101,799
Total non-current liabilities	4,401,896	699,221	18,308	542,567	1,225,284	(2,383,581)	4,503,695
Total liabilities	15,530,162	757,916	389,776	4,724,083	5,897,215	(6,814,724)	20,484,428

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	2,759,969	-	-	4,224,290	3,228,372	(472,586)	9,740,045
Cost of sales	(2,670,774)	-	-	(3,745,752)	(2,928,504)	1,708,321	(7,636,709)
Gross margin	89,195	-	-	478,538	299,868	1,235,735	2,103,336

Other income	1,132,663	-	-	181,922	1,017,029	(1,945,833)	385,781
Distribution costs	(287,089)	-	-	(303,936)	(346,840)	154,561	(783,304)
Administrative expenses	(325,567)	(1,257)	-	(337,064)	(784,628)	570,510	(878,006)
Other expenses	(189,244)	(951)	(4)	(24,325)	(118,091)	8,628	(323,987)
Other gains/(losses)	(81,244)	161	-	(33,019)	45,423	13,399	(55,280)
Gains (losses) from operating activities	338,714	(2,047)	(4)	(37,884)	112,761	37,000	448,540
Financial income	9,222	1,472	14,986	58,670	65,700	(74,970)	75,080
Financial costs	(296,205)	-	(25,264)	(62,918)	(111,450)	82,480	(413,357)
Revenue and losses from associated companies	(217,530)	(165,774)	-	32,134	-	351,207	37
Exchange differences	(40,151)	(10)	4,680	(472,122)	49,177	(9,470)	(467,896)
Resut for readjustable units	23	-	-	-	457	1	481
Income / (loss) before taxes	(205,927)	(166,359)	(5,602)	(482,120)	116,645	386,248	(357,115)
Income tax expense / benefit	(13,347)	(2,790)	-	200,507	(37,385)	31,398	178,383
NET INCOME / (LOSS) FOR THE YEAR	(219,274)	(169,149)	(5,602)	(281,613)	79,260	417,646	(178,732)
Income / (loss) attributable to owners of the parent	(219,274)	(169,149)	(5,602)	(281,613)	79,260	377,104	(219,274)
Income / (loss) attributable to non-controlling	-	-	-	-	-	40,542	40,542
NET INCOME / (LOSS)	(219,274)	(169,149)	(5,602)	(281,613)	79,260	417,646	(178,732)

Total comprehensive income / (loss)	(1,551,330)	(168,932)	(4,162)	(302,015)	(57,568)	544,400	(1,539,607)

Comprehensive income / (loss) attributable to owners of the parent	(1,551,330)	(168,932)	(4,162)	(302,015)	(92,830)	567,938	(1,551,331)
Comprehensive income / (loss) attributable to non-controlling interest		-	-	-	35,262	(23,538)	11,724
Total comprehensive income / (loss)	(1,551,330)	(168,932)	(4,162)	(302,015)	(57,568)	544,400	(1,539,607)

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	3,055,416	-	-	6,391,949	3,564,135	(917,999)	12,093,501
Cost of sales	(3,075,475)	(408)	-	(5,202,839)	(3,450,252)	2,104,473	(9,624,501)
Gross margin	(20,059)	(408)	-	1,189,110	113,883	1,186,474	2,469,000

Other income	1,014,024	-	-	20,891	1,253,142	(1,910,412)	377,645
Distribution costs	(318,825)	-	-	(397,445)	(365,581)	124,779	(957,072)
Administrative expenses	(350,817)	(3,423)	-	(452,014)	(850,026)	675,620	(980,660)
Other expenses	(197,055)	(1,126)	(9)	(110,890)	(122,798)	30,857	(401,021)
Other gains/(losses)	(71,175)	(170)	-	24,828	(122,589)	202,630	33,524
Gains (losses) from operating activities	56,093	(5,127)	(9)	274,480	(93,969)	309,948	541,416
Financial income	6,353	(732)	13,789	46,414	134,249	(109,573)	90,500
Financial costs	(297,138)	(581)	(25,083)	(156,890)	(106,994)	156,652	(430,034)
Equity accounted investments	86,715	179,647	-	(7,530)	(4,280)	(261,007)	(6,455)
Exchange differences	(88,909)	339	2,198	(81,447)	35,754	1,864	(130,201)
Resut for readjustable units	-	-	-	-	7	-	7
Income / (loss) before taxes	(236,886)	173,546	(9,105)	75,027	(35,233)	97,884	65,233
Income tax expense / benefit	(23,099)	1,140	-	(33,461)	(105,194)	(131,790)	(292,404)
NET INCOME / (LOSS) FOR THE YEAR	(259,985)	174,686	(9,105)	41,566	(140,427)	(33,906)	(227,171)
Income / (loss) attributable to owners of the parent	(259,985)	174,686	(9,105)	41,566	(140,427)	(66,720)	(259,985)
Income / (loss) attributable to non-controlling	-	-	-	-	-	32,814	32,814
NET INCOME / (LOSS)	(259,985)	174,686	(9,105)	41,566	(140,427)	(33,906)	(227,171)

Total comprehensive income / (loss)	(980,697)	93,514	(9,105)	101,097	(269,379)	70,947	(993,623)

Comprehensive income / (loss) attributable to owners of the parent	(980,697)	93,514	(9,105)	101,097	(269,379)	83,874	(980,696)
Comprehensive income / (loss) attributable to non-controlling interest		-	-	-	-	(12,927)	(12,927)
Total comprehensive income / (loss)	(980,697)	93,514	(9,105)	101,097	(269,379)	70,947	(993,623)

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2013	2013	2013	2013	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	3,293,992	-	-	6,608,718	3,853,047	(831,220)	12,924,537
Cost of sales	(2,945,869)	(3,957)	-	(5,370,821)	(3,493,775)	1,760,258	(10,054,164)
Gross margin	348,123	(3,957)	-	1,237,897	359,272	929,038	2,870,373

Other income	900,146	-	-	41,769	1,249,990	(1,850,340)	341,565
Distribution costs	(328,116)	-	-	(438,251)	(389,931)	130,402	(1,025,896)
Administrative expenses	(297,140)	(19,015)	-	(605,346)	(917,953)	703,339	(1,136,115)
Other expenses	(173,866)	(7,634)	(27)	(93,314)	(142,092)	8,230	(408,703)
Other gains/(losses)	(42,122)	(1,216)	-	(180,872)	(21,810)	190,610	(55,410)
Gains (losses) from operating activities	407,025	(31,822)	(27)	(38,117)	137,476	111,279	585,814
Financial income	1,966	1,668	7,150	38,284	91,106	(67,346)	72,828
Financial costs	(243,084)	(449)	(23,409)	(142,500)	(118,613)	65,531	(462,524)
Equity accounted investments	(358,929)	(430,613)	-	48,226	-	741,316	-
Revenue and losses from associated companies	(8,229)	-	-	-	(3,599)	13,782	1,954
Exchange differences	(56,159)	88	(5,006)	(421,117)	19	1	(482,174)
Resut for readjustable units	21	-	-	-	193	-	214
Income / (loss) before taxes	(257,389)	(461,128)	(21,292)	(515,224)	106,582	864,563	(283,888)
Income tax expense / benefit	(23,725)	2,689	-	105,903	(35,786)	(29,012)	20,069

NET INCOME/ (LOSS) FOR THE YEAR	(281,114)	(458,439)	(21,292)	(409,321)	70,796	835,551	(263,819)
Income / (loss) attributable to owners of the parent	(281,114)	(458,439)	(21,292)	(409,321)	70,796	818,256	(281,114)
Income / (loss) attributable to non-controlling	-	-	-	-	-	17,295	17,295
NET INCOME (LOSS)	(281,114)	(458,439)	(21,292)	(409,321)	70,796	835,551	(263,819)

Total comprehensive income / (loss)	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	863,809	(784,856)

Comprehensive income / (loss) attributable to owners of the parent	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	880,208	(768,457)
Comprehensive income / (loss) attributable to non-controlling interest		-	-	-	-	(16,399)	(16,399)
Total comprehensive income / (loss)	(768,457)	(446,447)	(21,292)	(398,419)	(14,050)	863,809	(784,856)

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

	LATAM S.A.			TAM Linhas
	(parent company	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	and guarantor)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2015	2015	2015	2015	2015	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,506,889	(17,705)	-	5,442,905	5,041,794	(4,601,486)	11,372,397
Other receipts from operating activities	73,596	-	-	-	14,641	-	88,237
Payments to suppliers for the supply of goods and services	(3,936,180)	(392)	(22,537)	(3,853,193)	(3,869,722)	4,652,442	(7,029,582)
Payments to and on behalf of employees	(389,722)	(883)	-	(922,865)	(851,714)	-	(2,165,184)
Other payments for operating activities	(209,137)	(70)	-	9,241	(151,211)	-	(351,177)
Interest received	10,076	1,647	14,986	17,311	80,425	(81,071)	43,374
Income taxes refunded (paid)	1,838	3,902	-	(255,152)	191,449	-	(57,963)
Other inflows (outflows) of cash	(153,925)	(25,176)	(4)	(48,194)	30,876	11,796	(184,627)
Net cash flows from operating activities	903,435	(38,677)	(7,555)	390,053	486,538	(18,319)	1,715,475

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidiaries or other businesses	-	432,360	-	-	(432,360)	-	-
Other cash receipts from sales of equity or debt instruments of other entities	42,266	1,535	-	30,992	444,667	-	519,460
Other payments to acquire equity or debt instruments of other entities	(108,464)	-	-	(81,332)	(514,319)	-	(704,115)
Other proceeds selling the shares of profit of investments accounted for using the equit	-	(295,111)	-	-	295,111	-	-
Loans to related parties	(63,326)	-	-	-	(26,461)	89,787	-
Proceeds from sale of property, plant and equipment	20,617	-	-	58,700	(22,200)	-	57,117
Purchases of property, plant and equipment	(1,195,216)	-	-	(194,464)	10,943	(191,012)	(1,569,749)
Amounts raised from sale of intangible assets	-	29,444	-	-	(29,353)	-	91
Purchases of intangible assets	(27,463)	-	-	(11,869)	(9,846)	(3,271)	(52,449)
Proceeds from related parties	-	-	-	-	59,551	(59,551)	-
Dividends received	4,889	-	-	-	4,211	(9,100)	-
Other inflows (outflows) of cash	-	-	-	3,497	7,079	-	10,576
Net cash flows from investing activities	(1,326,697)	168,228	-	(194,476)	(212,977)	(173,147)	(1,739,069)
Cash flows from (used in) financing activities
Proceeds from issue of shares	-	-	-	-	89,761	(89,761)	-
Payments to acquire or redeem the entity’s shares	-	-	-	66	(319)	253	-
Proceeds from term loans	1,487,939	-	-	-	150,031	153,514	1,791,484
Proceeds from short term loans	205,000	-	-	-	-	-	205,000
Loans from related parties	28,932	-	-	-	393,460	(422,392)	-
Repayment of loans	(707,307)	-	-	(440)	(556,046)	-	(1,263,793)
Payments of finance lease liabilities	(169,700)	-	-	(128,075)	(33,024)	(11,815)	(342,614)
Repayment of loans to related parties	(337,693)	-	-	-	(49,809)	387,502	-
Dividends Paid	(9)	-	-	82,204	(125,181)	7,954	(35,032)
Interest paid	(277,233)	-	-	(53,156)	(151,124)	97,865	(383,648)
Other inflows (outflows) of cash	(95,541)	-	-	8,250	7,369	(19,835)	(99,757)
Net cash flows from (used in) financing activities	134,388	-	-	(91,151)	(274,882)	103,285	(128,360)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(288,874)	129,551	(7,555)	104,426	(1,321)	(88,181)	(151,954)
Effects of variation in the exchange rate on cash and cash equivalents	(38,384)	(128,735)	7,225	(7,056)	83,005	-	(83,945)
Net increase (decrease) in cash and cash equivalents	(327,258)	816	(330)	97,370	81,684	(88,181)	(235,899)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	628,367	43	397	44,326	316,263	-	989,396
CASH AND CASH EQUIVALENTS AT END OF PERIOD	301,109	859	67	141,696	397,947	(88,181)	753,497

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,959,058	(45,594)	-	6,147,010	6,256,083	(4,948,719)	13,367,838
Other receipts from operating activities	89,995	-	-	-	7,063	(127)	96,931
Payments to suppliers for the supply of goods and services	(4,221,845)	(3,328)	-	(4,715,944)	(5,348,418)	5,466,528	(8,823,007)
Payments to and on behalf of employees	(461,680)	(2,857)	-	(1,225,709)	(703,860)	(39,546)	(2,433,652)
Other payments for operating activities	(150,833)	-	-	6,791	(48,934)	(335,238)	(528,214)
Dividends paid	-	-	-	-	-	-	-
Dividends received	-	-	-	-	-	-	-
Interest paid	-	-	(19,672)	-	-	19,672	-
Interest received	8,980	-	13,789	-	27,785	(38,965)	11,589
Income taxes refunded (paid)	(6,909)	(5,058)	-	614	(84,254)	(12,782)	(108,389)
Other inflows (outflows) of cash	(126,540)	4,327	(9)	15,146	(5,507)	(139,074)	(251,657)
Net cash flows from operating activities	1,090,226	(52,510)	(5,892)	227,908	99,958	(28,251)	1,331,439

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	-	-	-	-	3,024	(3,024)	-
Cash flows used to obtain control of subsidiaries or other businesses	(250,350)	(118,120)	-	33,782	(154,930)	490,136	518
Cash flows used in the purchase of non-controlling	-	-	-	-	-	-	-
Other cash receipts from sales of equity or debt instruments of other entities	-	228	-	80,405	342,908	100,829	524,370
Other payments to acquire equity or debt instruments of other entities	(36,477)	-	-	-	(138,920)	(299,259)	(474,656)
Loans to related parties	(126,630)	-	12,948	-	(55,146)	168,828	-
Proceeds from sale of property, plant and equipment	-	-	-	186,015	562,272	(184,021)	564,266
Purchases of property, plant and equipment	(1,269,024)	-	-	(255,636)	(224,816)	309,031	(1,440,445)
Amounts raised from sale of intangible assets	-	8,224	-	-	-	(8,224)	-
Purchases of intangible assets	-	-	-	(30,933)	(23,831)	(995)	(55,759)
Proceeds from other long-term assets	-	-	-	-	-	-	-
Other cash receipts from related parties	-	-	-	(75,082)	22,380	52,702	-
Income taxes refunded (paid)	-	-	-	-	-	-	-
Dividends received	9,685	-	-	-	752	(10,437)	-
Other inflows (outflows) of cash	-	-	-	(397)	(15,527)	(1,475)	(17,399)
Net cash flows from investing activities	(1,672,796)	(109,668)	12,948	(61,846)	318,166	614,091	(899,105)

Cash flows from (used in) financing activities
Proceeds from issue of shares	156,321	219,110	-	262,702	156,402	(638,214)	156,321
Payments to acquire or redeem the entity’s shares	-	-	-	-	-	4,661	4,661
Proceeds from long term loans	706,661	4,162	-	89,598	336,159	(93,760)	1,042,820
Proceeds from short term loans	597,000	-	-	84,944	6,151	(84,944)	603,151
Loans from related parties	-	-	-	-	169,746	(169,746)	-
Repayment of loans	(1,147,651)	-	-	(419,887)	(706,576)	(41,006)	(2,315,120)
Payments of finance lease liabilities	(131,484)	-	-	(181,779)	(56,262)	(24,606)	(394,131)
Repayment of loans to related parties	(9,310)	-	-	-	(3,483)	12,793	-
Dividends Paid	-	-	-	-	(13,983)	(21,379)	(35,362)
Interest paid	(246,598)	(581)	(4,807)	(49,536)	(168,938)	101,671	(368,789)
Other inflows (outflows) of cash	(37,641)	-	-	-	-	23,864	(13,777)
Net cash flows from (used in) financing activities	(112,702)	222,691	(4,807)	(213,958)	(280,784)	(930,666)	(1,320,226)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(695,272)	60,513	2,249	(47,896)	137,340	(344,826)	(887,892)
Effects of variation in the exchange rate on cash and cash equivalents	(45,080)	(60,573)	(1,941)	(29,882)	(173,817)	203,678	(107,615)
Net increase (decrease) in cash and cash equivalents	(740,352)	(60)	308	(77,778)	(36,477)	(141,148)	(995,507)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,368,719	103	89	122,104	325,718	168,170	1,984,903
CASH AND CASH EQUIVALENTS AT END OF PERIOD	628,367	43	397	44,326	289,241	27,022	989,396

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

				TAM Linhas
	LATAM S.A.	TAM S.A.	TAM Capital	Aéreas S.A.	Other	Consolidating
	(parent company)	(guarantor)	(subsidiary issuer)	(guarantor)	(non-guarantor)	adjustments	Consolidated
	As of	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2013	2013	2013	2013	2013	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,975,782	-	-	6,242,979	6,031,715	(4,844,201)	13,406,275
Other receipts from operating activities	12,067	-	-	-	2,918	(10,347)	4,638
Payments to suppliers for the supply of goods and services	(4,291,945)	(20,795)	(377)	(4,664,071)	(4,417,013)	3,823,478	(9,570,723)
Payments to and on behalf of employees	(423,688)	(1,332)	-	(1,572,939)	(1,340,071)	932,715	(2,405,315)
Other payments for operating activities	-	-	-	-	(64,025)	32,810	(31,215)
Dividends paid	-	-	-	-	(800)	800	-
Dividends received	-	70,950	-	-	-	(70,950)	-
Interest paid	-	-	(19,950)	-	-	19,950	-
Interest received	8,621	-	-	52,878	83,964	(134,153)	11,310
Income taxes refunded (paid)	(11,558)	4,256	-	40,393	(94,185)	(21,939)	(83,033)
Other inflows (outflows) of cash	38,011	(7,539)	(27)	(24,540)	16,575	54,281	76,761
Net cash flows from operating activities	1,307,290	45,540	(20,354)	74,700	219,078	(217,556)	1,408,698

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	-	-	-	-	200	(200)	-
Cash flows used to obtain control of subsidiaries or other businesses	(1,650,000)	(1,644,953)	-	(616,911)	(182,531)	4,088,878	(5,517)
Cash flows used in the purchase of non-controlling	-	-	-	-	-	(497)	(497)
Other cash receipts from sales of equity or debt instruments of other entities	-	409	-	(208,776)	(51,409)	530,261	270,485
Other payments to acquire equity or debt instruments of other entities	-	-	-	(29,101)	(93,526)	(318,174)	(440,801)
Loans to related parties	(288,957)	-	(218,026)	-	(86,282)	593,265	-
Proceeds from sale of property, plant and equipment	6,281	-	-	-	189,445	29,470	225,196
Purchases of property, plant and equipment	(1,523,440)	-	-	(68,471)	109,632	100,493	(1,381,786)
Amounts raised from sale of intangible assets	(12,539)	-	-	(20,529)	(14,021)	3,605	(43,484)
Proceeds from other long-term assets	-	-	-	-	14,999	7,145	22,144
Other cash receipts from related parties	-	-	-	(269,622)	30,260	239,362	-
Income taxes refunded (paid)	-	-	-	-	(77,902)	77,902	-
Other inflows (outflows) of cash	-	-	-	61,188	18,435	(4,175)	75,448
Net cash flows from investing activities	(3,468,655)	(1,644,544)	(218,026)	(1,152,222)	(142,700)	5,347,335	(1,278,812)

Cash flows from (used in) financing activities
Proceeds from issue of shares	888,570	1,650,000	185,190	1,577,613	182,897	(3,595,321)	888,949
Payments to acquire or redeem the entity’s shares	-	(900)	-	-	(200)	1,100	-
Proceeds from term loans	1,924,260	-	-	114,768	65,815	(61,325)	2,043,518
Proceeds from short term loans	963,800	-	-	145,285	51,984	(59,910)	1,101,159
Loans from related parties	1,134,875	-	-	-	315,183	(1,450,058)	-
Repayment of loans	(1,223,409)	-	-	(330,584)	(332,092)	(65,928)	(1,952,013)
Payments of finance lease liabilities	(83,088)	-	-	(281,648)	(41,234)	(17,135)	(423,105)
Repayment of loans to related parties	(87,679)	-	54,594	-	(21,874)	54,959	-
Dividends Paid	(3,288)	-	-	-	(1,053)	(25,353)	(29,694)
Interest paid	(164,186)	-	(2,294)	(329,617)	(116,762)	251,853	(361,006)
Other inflows (outflows) of cash	(51,701)	-	-	-	(59,400)	49,088	(62,013)
Net cash flows from (used in) financing activities	3,298,154	1,649,100	237,490	895,817	43,264	(4,918,030)	1,205,795
Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	1,136,789	50,096	(890)	(181,705)	119,642	211,749	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents	-	(50,061)	(2,819)	137,052	50,398	(135,607)	(1,041)
Net increase (decrease) in cash and cash equivalents	1,136,789	35	(3,709)	(44,653)	170,040	76,142	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	231,930	73	3,797	166,755	169,675	78,037	650,263
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,368,719	108	88	122,102	339,715	154,179	1,984,903

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Latam Airlines Group S. A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Latam Airlines Group S.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Latam Airline Group S.A.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Latam Airlines Group S. A.

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
April 29, 2016

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO

EXHIBIT INDEX

Exhibit
No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File. No. 333-131938.

2.5*	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.

2.6*	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A.

2.7*	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A).

2.8*	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon.

2.9	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on June 24, 2001 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.1.1	Amendment No. 1 dated as of November 14, 2003 and Amendment No. 2 dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3 dated as of March 6, 2007, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 30, 2006 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5 dated as of December 23, 2009, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 29, 2010 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126 dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on December 21, 2004 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126 dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23 dated as of December 14th, 2006 to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on April 23, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24 dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2009 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2 dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3 dated as of September 21, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4 dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft dated as of October 29, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on June 25, 2008 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.5.1	Supplemental Agreements No. 1 and 2 (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256 dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3 dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.4*	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011 and portions of which have been omitted pursuant to a request for confidential treatment).

4.9	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement dated January 12, 2012 among the Company, Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

Exhibit
No.	Description

4.10	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, MaurícioRolimAmaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728) filed on May 5, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., InversionesMineras del Cantábrico S.A. and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.14	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.15	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.16.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.18	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3371 dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.26	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.28.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2013 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.29.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit
No.	Description

4.29.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29.4*	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.30	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.31	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V, (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.2*	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit
No.	Description

4.34	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.34.1*	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.