Form 20-F
period 2016-12-31
LATAM AIRLINES GROUP S.A.
filed 2017-03-29
CIK 1047716

-As filed with the Securities and Exchange Commission on March 29, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Gisela Escobar

Tel.: 56-2-2565-3944 • E-mail: InvestorRelations@latam.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 606,407,693.

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

Throughout this annual report on Form 20-F we make numerous references to “LATAM”. Unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated affiliates: Transporte Aéreo S.A. (which does business under the name “LATAM Airlines Chile”), LAN Perú S.A. (“LATAM Airlines Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (which does business under the name “LATAM Airlines Colombia”), TAM S.A. (“TAM”), LAN Cargo S.A. (“LATAM Cargo”) and its three regional affiliates: Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil. Other references to “LATAM”, however, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Brazil.

References to “LATAM” and all references to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A. and its consolidated affiliates, in connection with circumstances and facts occurring prior to the completion date of the combination between LAN Airlines S.A. and TAM S.A. See “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated affiliates, including TAM Linhas Aereas S.A. (“TLA”), which does business under the name “LATAM Airlines Brazil”, Multiplus S.A. (“Multiplus”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

LATAM Airlines Group and the majority of our affiliates maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other affiliates, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos, Colombian pesos or Brazilian reais. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian reais. Our audited consolidated financial statements include the results of these affiliates translated into U.S. dollars. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), require assets and liabilities to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date, although a monthly rate may also be used if exchange rates do not vary widely.

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “reais,” “Brazilian reais” or “R$” are to Brazilian reais, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2016, which was Ch$669.47 = US$1.00. The observed exchange rate on February 28, 2017, was Ch$645.19= US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (which we refer to as the Central Bank of Brazil) on December 31, 2016, which was R$3.259 = US$1.00. The observed exchange rate on February 28, 2017 was $R$3.099 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian reais.

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian reais amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2012, 2013, 2014, 2015 and 2016 were prepared in accordance with IFRS.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 4 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “could” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. There is no assurance that the expected events, trends or results will actually occur. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3. Key Information—Risk Factors”;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air service in Chile, Brazil, other countries in Latin America and the rest of the world;

•	the maintenance of relationships with customers;

•	the state of the Chilean, Brazilian, Latin American and world economies and their impact on the airline industry;

•	the effects of competition;

•	future terrorist incidents, cyberattacks or related activities affecting the airline industry;

•	future outbreak of diseases, or the spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or exports;

•	the relative value of the Chilean and other Latin American currencies compared to other world currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

“available seat kilometers equivalent” or “ASK equivalent”	The sum, across our network, of the number of seats made available for sale on each flight plus the quotient of cargo ATKs divided by 0.095, all multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A318, Airbus A319, Airbus A320 and Airbus A321 models of aircraft.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of flight hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT”	Market Intelligence Schedule Dynamic Table.

“Diio Mi”	Data In Intelligence Out Market Intelligence.

“CO2”	Carbon Dioxide Gas

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2016, 2015, 2014, 2013 and 2012 has been prepared in accordance with IFRS(*). On June 22, 2012, LATAM Airlines Group was formed through the business combination of LAN and TAM. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of LATAM Airlines Group. Financial statements for LATAM fully consolidate TAM’s results since June 23, 2012.

LATAM’s Annual Financial Information

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in US$ millions, except per share and capital stock data)
The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	7,877.7	8,410.6	10,380.1	11,061.5	7,966.8
Cargo	1,110.6	1,329.4	1,713.4	1,863.0	1,743.6

Total operating revenues	8,988.3	9,740.0	12,093.5	12,924.5	9,710.4
Cost of sales	(6,967.0)	(7,636.7)	(9,624.5)	(10,054.2)	(7,634.5)

Gross margin	2,021.3	2,103.3	2,469.0	2,870.3	2,075.9
Other operating income(3)	538.7	385.8	377.6	341.6	220.2
Distribution costs	(747.4)	(783.3)	(957.1)	(1,025.9)	(803.6)
Administrative expenses	(873.0)	(878.0)	(980.7)	(1,136.1)	(888.7)
Other expenses	(373.7)	(324.0)	(401.0)	(408.7)	(311.8)
Other gains/(losses)	(72.6)	(55.3)	33.5	(55.4)	(45.8)
Financial income	74.9	75.1	90.5	72.8	77.5
Financial costs	(416.3)	(413.4)	(430.0)	(462.5)	(294.6)
Equity accounted earnings	0.0	0.0	(6.5)	2.0	1.0
Exchange rate differences	121.7	(467.9)	(130.2)	(482.2)	66.6
Result of indexation units	0.3	0.6	0.1	0.3	0.0

Income (loss) before income taxes	273.9	(357.1)	65.2	(283.8)	96.7
Income (loss) tax expense/benefit	(163.2)	178.4	(292.4)	20.0	(102.3)

Net (loss) income for the period	110.7	(178.7)	(227.2)	(263.8)	(5.6)
Income (loss) attributable to the parent company’s equity holders	69.2	(219.3)	(260.0)	(281.1)	(19.1)
Income (loss) attributable to non-controlling interests	41.5	40.5	32.8	17.3	13.5

Net income (loss) for the year	110.7	(178.7)	(227.2)	(263.8)	(5.6)
Earnings per share
Average number of Shares	549,559,559	545,547,819	545,547,819	487,930,977	412,267,624

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in US$ millions, except per share and capital stock data)
Basic earnings (loss) per share (US$)	0.12665	(0.40193)	(0.47656)	(0.57613)	(0.0463)
Diluted earnings (loss) per share (US$)	0.12665	(0.40193)	(0.47656)	(0.57613)	(0.0463)

	At December 31,
	2016	2015	2014	2013	2012
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	949.3	753.5	989.4	1,984.9	650.3
Other current assets in operation	2,340.3	2,067.4	2,644.1	2,992.2	2,626.2
Non-current assets and disposal groups held for sale	337.2	2.0	1.1	2.4	47.7

Total current assets	3,626.8	2,822.9	3,634.6	4,979.5	3,324.2
Property and equipment	10,498.1	10,938.7	10,773.1	10,982.8	11,807.1
Other non-current assets	5,073.3	4,339.8	6,076.7	6,668.8	7,195.0

Total non-current assets	15,571.4	15,278.5	16,849.8	17,651.6	19,002.1

Total assets	19,198.2	18,101.4	20,484.4	22,631.1	22,326.3
Total current liabilities	6,222.2	5,641.0	5,829.7	6,509.1	6,297.5
Total non-current liabilities	8,790.7	9,522.9	10,151.0	10,795.6	10,808.1

Total liabilities	15,012.9	15,163.9	15,980.7	17,304.7	17,105.6
Issued capital	3,149.6	2,545.7	2,545.7	2,389.4	1,501.0
Net equity attributable to the parent company’s equity holders	4,096.7	2,856.5	4,401.9	5,238.8	5,112.1
Non-controlling interest	88.6	81.0	101.8	87.7	108.6

Total net equity	4,185.3	2,937.5	4,503.7	5,326.5	5,220.7
Shares Outstanding	606,407,693	545,547,819	545,547,819	535,243,229	479,107,860

(1)	For more information on the affiliates included in this consolidated information, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Colation and Loyalty Program, Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, and other miscellaneous income. For more information, see Note 28 to our audited consolidated financial statements.

(*)Law No. 20,780 issued on September 29, 2014, introduced modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly on the Balance Sheet within “Retained earnings” instead of on the Income Statement as required by IAS 12. In order to comply with IAS 12, the financial statements in this document for the period ended December 31, 2014 are different from those presented to the SVS as the modifications introduced by Law No. 20,780 have been recognized within the income statement. For more information on the reconciliation of such differences see Note 2.1 and Note 18 to our audited consolidated financial statements.

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2012 (which includes TAM’s data since June 23, 2012), and as of and for the years ended December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
	2016	2015	2014	2013	2012
Operating Data:
ASKs (million)	134,967.7	134,167.1	130,200.9	131,690.9	132,186.0
RPKs (million)	113,626.9	111,509.9	108,534.0	106,466.5	103,886.1
ATKs (million)	6,704.1	7,082.8	7,219.7	7,651.9	7,645.9
RTKs (million)	3,465.9	3,797.0	4,317.2	4,466.7	4,488.3
ASK Equivalent (million)	205,537.5	208,722.5	206,197.9	212,237.0	212,669.6

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and Reglamento de Sociedades Anónimas (“Regulation to the Chilean Corporation Act”) (collectively, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated net income for the prior year, subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights”. LATAM did not pay dividends in 2014, 2015 or 2016. Dividend reserves of US$20,766,199 have been set aside in 2016, to be paid in 2017.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two business days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of ADSs, if any, are made in Chilean pesos to the custodian, which converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders. The amount of U.S. dollars distributed to holders of ADSs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted.

Chilean Peso Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units. On February 28, 2017 the observed exchange rate was Ch$645.19 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
2012	519.69	469.65	486.75	478.60
2013	533.95	466.50	495.00	523.76
2014	621.41	524.61	570.01	607.38
2015	715.66	597.10	654.25	707.34
2016	730.31	645.22	676.83	669.47
2016
October	670.88	651.65	663.92	651.65
November	679.24	650.72	666.12	675.48
December	677.11	649.40	667.17	669.47
2017

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$
January	673.36	648.31	661.19	648.87
February	646.97	638.35	643.21	645.19

Source: Central Bank of Chile

(1)	For each year, the average daily exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

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

Risk Factors Relating to our Company

LATAM does not control the voting shares or board of directors of TAM

Due to Brazilian law restrictions on foreign ownership of Brazilian airlines, LATAM does not control the voting shares or board of directors of TAM. As of February 28, 2017, the ownership structure of TAM is as follows:

•	Holdco I owns 100% of the TAM common shares previously outstanding;

•	the Amaro family (the “Amaro Group”) own approximately 51% of the outstanding Holdco I voting shares through TEP Chile (a Chilean entity wholly owned by the TAM Controlling Shareholders) and LAN owns the remainder of the voting shares;

•	LATAM owns 100% of the outstanding Holdco I non-voting shares, entitling it to substantially all of the economic rights in respect of the TAM common shares held by Holdco I; and

•	LATAM owns 100% of the TAM preferred shares previously outstanding.

As a result of this ownership structure:

•	The Amaro Group Controlling Shareholders retain voting and board control of TAM and each subsidiary of TAM; and

•	LATAM is entitled to substantially all of the economic rights in TAM.

LATAM Airlines Group and TEP Chile and other parties have entered into shareholders’ agreements that establish agreements and restrictions relating to corporate governance with respect to TAM. Certain specified actions require supermajority approval, which in turn means they require the prior approval of both LATAM and TEP Chile. Examples of actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of affiliates of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s affiliates or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of security interests or entering into guarantees and agreements with related parties. For more information on the shareholders’ agreements, see “Item 7. Controlling Shareholders and Related Party Transactions—Shareholders’ Agreements.”

Our assets include a significant amount of goodwill.

Our assets included US$2,710.4 million of goodwill as of December 31, 2016, US$2,582.5 million of which results from the combination of LAN and TAM. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. In 2016, mainly as a result of the appreciation of the Brazilian real against the U.S. dollar, the value of our goodwill increased by 18.8% as compared with 2015. Any impairment could result in the recognition of a significant charge to earnings in our statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

A failure to successfully implement our strategy or a failure adjusting the strategy to the current economic situation would harm our business and the market value of our ADSs and common shares.

We have developed a strategic plan with the goal of becoming one of the best airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. Our strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk-resilient company. A tenet of our strategic plan is the adoption of a new travel model for domestic services in the six countries where we have domestic operations to address the changing dynamics of customers and the industry, and to increase our competitiveness. The new travel model is based on a continued reduction in air fares that makes air travel accessible to a wider audience, and in particular to those wish to fly more frequently. This model requires continued cost reduction efforts, and in order to achieve this the Company is implementing a series of initiatives to reduce cost per ASK in all its domestic operations.

Difficulties in implementing our strategy may adversely affect our business, results of operation and the market value of our ADSs and common shares.

A failure to successfully transfer the value proposition of the LAN and TAM brands to a new single brand, may adversely affect our business and the market value of our ADSs and common shares.

Following the combination in 2012, LAN and TAM continued to operate with their original brands. During 2016, we began the transition of LAN and TAM into a single brand. LAN and TAM had different value propositions, and there can be no assurances that we will be able to fully transfer the value of the original LAN and TAM brands to our new single brand “LATAM”. Difficulties in implementing our single brand may prevent us from consolidating as a customer preferred carrier and may adversely affect our business and results of operations and the market value of our ADSs and common shares.

It may take time to combine the frequent flyer programs of LAN and TAM.

We have integrated the separate frequent flyer programs of LAN and TAM so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably. During 2016, LAN and TAM announced their revamped frequent flyer programs, which have new names: LATAM Pass and LATAM Fidelidade, respectively. The change is part of the process of consolidating the airline group’s new brand identity (LATAM) and the evolution of the programs, which enhances existing benefits and introduces new benefits for program members. However, there is no guarantee that full integration of the two plans will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Moreover, during 2016, LATAM Pass and LATAM Fidelidade approved changes in their mileage earning policy which may impact the attractiveness of the programs to passengers. Until we effectively combine these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

Our financial results are exposed to foreign currency fluctuations.

We prepare and present our consolidated financial statements in U.S. dollars. LATAM and its affiliates operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the U.S. dollar and the currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations.. If the value of the Brazilian real, Chilean peso or other currencies in which revenues are denominated declines against the U.S. dollar, our results of operations and financial condition will be affected. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future.

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

We maintain a number of alliances and other commercial relationships in many of the jurisdictions in which LATAM and its affiliates operate. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships, deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be adversely affected.

Our business and results of operations may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

Our business depends upon our access to key routes and airports. Bilateral aviation agreements between countries, open skies laws and local aviation approvals frequently involve political and other considerations outside of our control. Our operations could be constrained by any delay or inability to gain access to key routes or airports, including:

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

A significant portion of our cargo revenue comes from relatively few product types and may be impacted by events affecting their production, trade or demand.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile, and asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia. Events that adversely affect the production, trade or demand for these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 23.0% of our operating expenses in 2016. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015 and, to a lesser extent, in 2016. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase in fuel costs using these types of mechanisms may be limited.

We rely on maintaining a high aircraft utilization rate to increase our revenues and absorb our fixed costs, which makes us especially vulnerable to delays.

A key element of our strategy is to maintain a high daily aircraft utilization rate, which measures the number of flight hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and absorb the fixed costs associated with our fleet and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions, unanticipated maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. If an aircraft falls behind schedule, the resulting delays could cause a disruption in our operating performance.

We fly and depend upon Airbus and Boeing aircraft, and our business could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2016, LATAM Airlines Group has a fleet of 250 Airbus and 82 Boeing aircraft. Risks relating to Airbus and Boeing include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance by the Chilean or other aviation authorities of other directives restricting or prohibiting the use of our Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	adverse public perception of a manufacturer as a result of an accident or other negative publicity; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or for a third-party provider to deliver this aircraft.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business.

If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of our aircraft fleet is subject to long-term operating leases. Our operating leases typically run from three to 12 years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

Our business may be adversely affected if we are unable to service our debt or meet our future financing requirements.

We have a high degree of debt and payment obligations under our aircraft operating leases and financial debt arrangements. We require significant amounts of financing to meet our aircraft capital requirements and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. Following the combination of LAN and TAM, Fitch Ratings Inc. and Standard and Poor’s downgraded LATAM Airlines Group S.A.’s credit rating to levels that are below investment grade. Any further securities rating agencies downgrades could increase our financing costs. Higher financing costs could affect our ability to expand or renew our fleet, which in turn could adversely affect our business.

In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue.

Moreover, external conditions in the financial and credit markets may limit the availability of funding at particular times or increase its costs, which could adversely affect our profitability, our competitive position and result in lower net interest margins, earnings and cash flows, as well as lower returns on shareholders’ equity and invested capital. Factors that may affect the availability of funding or cause an increase in our funding costs include global macro-economic crises, reduction of our credit rating, and other potential market disruptions.

We have significant exposure to LIBOR and other floating interest rates; increases in interest rates will increase our financing costs and may have adverse effects on our financial condition and results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our operating and financial leases are denominated in U.S. dollars and bear interest at a floating rate. 36.9% of our outstanding consolidated debt as of December 31, 2016 bears interest at a floating rate after giving effect to interest rate hedging agreements. Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our revenues and our results of operations.

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of airlines’ insurance premiums or in significant decreases of insurance coverage, as occurred after the September 11, 2001 terrorist attacks. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations and increases the risk that we experience uncovered losses.

Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business.

Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure by the corresponding authorities in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results as well as our reputation.

We depend on a limited number of suppliers for certain aircraft and engine parts.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to any problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft.

Our business relies extensively on third-party service providers. Failure of these parties to perform as expected, or interruptions in our relationships with these providers or their provision of services to us, could have an adverse effect on our financial position and results of operations.

We have engaged a significant number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of information technology infrastructure and services, provision of aircraft maintenance and repairs, catering, ground services, and provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party GDSs (Global Distribution Systems) may be adversely affected by disruptions in our business relationships with GDS operators. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’ flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies. The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory.

Disruptions or security breaches of our information technology infrastructure or systems could interfere with our operations, compromise passenger or employee information, and expose us to liability, possibly causing our business and reputation to suffer.

A serious internal technology error or failure impacting systems hosted internally at our data centers or externally at third-party locations, or large-scale interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network with potential impact on our operations. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly so as to prevent a business disruption and its adverse financial and reputational consequences to our business.

In addition, as a part of our ordinary business operations, we collect and store sensitive data, including personal information of our passengers and employees and information of our business partners. The secure operation of the networks and systems on which this type of information is stored, processed and maintained is critical to our business operations and strategy. Unauthorized parties may attempt to gain access to our systems or information through fraud or deception. Hardware or software we develop or acquire may contain defects that could unexpectedly compromise information security. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business.

Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total operating expenses (21.8% in 2016) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

As of December 31, 2016, approximately 72.9% of our employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

Collective action by employees could cause operating disruptions and adversely impact our business.

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt our operations and adversely impact our operating and financial performance, as well as our image.

We may experience difficulty finding, training and retaining employees.

Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. A failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Risks Related to the Airline Industry and the Countries in Which We Operate

Our performance is heavily dependent on economic conditions in the countries in which we do business. Negative economic conditions in those countries could adversely impact our business and results of operations and cause the market price of our common shares and ADSs to decrease.

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past, our business has been adversely affected by global economic recessionary conditions, weak economic growth in Chile, recession in Brazil and Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region.

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

No assurance can be given that capacity reductions or other steps we may take in response to weakened demand will be adequate to offset any future reduction in our cargo and/or air travel demand in Brazil or in other markets in which we operate. Sustained weakened demand may adversely impact our revenues, results of operations or financial condition.

We are exposed to increases in landing fees and other airport service charges that could adversely affect our margin and competitive position.

Airlines must pay fees to airport operators for the use of airport facilities. Passenger taxes and airport charges have increased substantially in recent years. We cannot assure you that the airports in which we operate will not increase or maintain high passenger taxes and service charges in the future. Any substantial increase in airport charges could have a material adverse impact on our results of operations. In addition, any increase in passenger taxes could negatively impact demand for air travel and affect our results.

Our business is highly regulated and changes in the regulatory environment in which we operate may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans. The possible failure of aviation authorities to maintain the required governmental authorizations or our failure to comply with applicable regulations, may adversely affect our business and results of operations.

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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share.

Some of our competitors may receive external support, which could adversely impact our competitive position.

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

In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). The CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework.

The proliferation of national regulations and taxes on CO2 emissions in the countries that we have domestic operations, including recent enviromental regulations that the airline industry is facing in Colombia, may also affect our costs of operations and our margins.

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

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our business.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, the United States and in the various countries we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Chile, Brazil, the United States and certain other jurisdictions where we operate. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

Risks Related to our Common Shares and ADSs

Our major shareholders may have interests that differ from those of our other shareholders.

One of our major shareholder groups, the Cueto Group (the “LATAM Controlling Shareholders”),which as of February 28, 2017, beneficially owned 28.27% of our common shares, is entitled to elect three of the nine members of our board of directors and is in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the Amaro Group, which as of January 31, 2017, held a 3.02% of LATAM shares through TEP Chile, in addition to the indirect stake they have through the 21.88% interest they hold in Costa Verde Aeronáutica S.A., the main legal vehicle through which the Cueto Group holds LATAM shares), pursuant to which these two major shareholder groups have agreed to vote together to elect individuals to our board of directors in accordance with their direct and indirect shareholder interest in LATAM. Pursuant to a shareholders’ agreement, the LATAM Controlling Shareholders and the Amaro Group have also agreed to use their good faith efforts to reach an agreement and act jointly on all actions to be taken by our board of directors or shareholders meeting, and if unable to reach to such agreement, to follow the proposal made by our board of directors. Decisions by the Company that require supermajority votes under Chilean law are also subject to voting arrangements by the LATAM Controlling Shareholders and the Amaro Group. In addition, another major shareholder, Qatar Airways Investments (UK) Ltd., which as of January 31, 2017, held 10.03%1 of our outstanding common shares, is entitled to appoint one individual to our board of directors. The interests of our major shareholders may differ from those of our other shareholders. See “Item 7. Controlling Shareholders and Related Party Transactions—A. Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman, currently Mauricio Amaro, to serve in this role.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Our common shares are listed on the various Chilean stock exchanges. Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time of your choice may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

Holders of ADRs may be adversely affected by currency devaluations and foreign exchange fluctuations.

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

(1)	Qatar owns 9.999999918% of the total issued shares of LATAM.

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

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities market and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

LATAM Airlines Group is a Chilean-based airline holding company formed by the combination of LAN of Chile and TAM of Brazil in 2012. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist a subsidiary of LATAM. The Company is primarily involved in the transportation of passengers and cargo and operates as one unified business enterprise. During 2016, we began the transition of LAN and TAM into a single brand: LATAM.

LATAM’s airline holdings include LATAM and its affiliates in Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliates MasAir (in Mexico) and LANCO (in Colombia), as well as TAM S.A. and its affiliates TAM Linhas Aereas S.A (LATAM Airlines Brazil), TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay), LATAM Cargo and Multiplus. LATAM is a publicly traded corporation listed in the Santiago Stock Exchange (“SSE”), the Valparaiso Stock Exchange, the Chilean Electronic Exchange and the New York Stock Exchange (“NYSE”).

LAN was founded in 1929 by the Chilean government. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to the Scandinavian Airlines System. In 1994, LATAM’s current controlling shareholders, together with other major shareholders, acquired 98.7% of LAN’s stock, including the remaining shares then held by the Chilean government. In 1997, LAN became the first Latin American airline to list its shares (which trade in the form of ADRs) on the New York Stock Exchange. Over the past decade, LATAM has significantly expanded its operations in Latin America, initiating services in Peru in 1999, Argentina in 2005, Ecuador in 2009, and in Colombia in 2010 through the acquisition of Aerovias de Integracion Regional, Aires S.A. (dba “LAN Colombia”), and the combination with TAM in 2012.

LATAM Airlines Brazil is one of the leading domestic and international airlines in the Brazilian market, offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. The company was founded in 1997 (under the name CIT—Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In 2002, its name was changed to TAM S.A. and its shares were listed on Bovespa in June 2005. From 2006 until the combination with LAN in 2012, TAM American Depositary Shares were also listed on the New York Stock Exchange.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-2525. We have designated LATAM Airlines Group as our agent in the United States, located at 970 South Dixie Highway, Miami, Florida 33156. Our website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information contact Gisela Escobar, Senior Vice President, Corporate Controller and Investor Relations, at InvestorRelations@latam.com.

Combination of LAN and TAM

On June 22, 2012, LAN and TAM successfully completed an exchange offer resulting in the combination of the two businesses and the creation of LATAM Airlines Group.

Following the combination, on July 18, 2012, the registration of TAM as a publicly listed company in Brazil was cancelled and TAM was delisted from Bovespa.

In order to implement this combination, the Amaro Group controlling shareholders formed four new sociedades anónimas cerradas with limited liability under the laws of Chile: TEP Chile, Holdco I, Holdco II and Sister Holdco. After the transaction was completed, Holdco II and Sister Holdco ceased to exist. The beneficial ownership and organizational structure of LATAM Airlines Group as of January 31, 2017 was as follows:

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

LATAM Airlines Group is the largest passenger and cargo airline in South America. We are also one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 135 destinations in 24 countries and cargo services to approximately 139 destinations in 29 countries, with a fleet of 332 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has near to 46,000 employees. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Perú, Argentina, Colombia and Ecuador; we also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, Colombia and Mexico carry out cargo operations through the use of belly spaces on the passenger flights and dedicated cargo operations using freight aircraft. We also offer other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2016, we provided scheduled passenger service to 16 destinations in Chile, 17 destinations in Peru, five destinations in Ecuador, 15 destinations in Argentina, 14 destinations in Colombia, 41 destinations in Brazil, 12 destinations in other Latin American countries and the Caribbean, five destinations in North America, six destinations in Europe, three destinations in the South Pacific and one destination in Africa. In addition, as of December 31, 2016, through our various code-sharing and interline agreements, we offer service to 84 destinations in North America, 46 destinations in Europe, 22 destinations in Australasia, 9 destinations in Asia and 4 destinations in Africa.

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group’s position as the leading airline in South America by leveraging our unique position in the airline industry. LATAM Airlines Group is the only airline group in the region with a local presence in six markets, as well as intra-regional and long-haul operations. As a result, the Company has more flexibility, as well as a proven track record of acting quickly to adapt our business to economic challenges. Moreover, LATAM’s unique leadership position in a region with growth potential and the focus in our existing competitive strengths will allow us to continue building our business model and to fuel our future growth. We believe our most important competitive strengths are:

Leader in the South America Airlines space, with a Unique Leadership Position among Global Airlines

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America, as well as the largest cargo operator in Latin America. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. These six countries are among the most significant passenger markets in South America and represent approximately 96% of the domestic ASKs in the region. We are also the largest operator of intra-regional routes, connecting the main cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and São Paulo—we are able to offer the best connectivity between South America and the rest of the world. In addition, our cargo companies are the largest air cargo operators within, to and from Latin America, and particularly in Brazil.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

The operations of LATAM Airlines Group are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, contributing to our fixed operating expenses per flight, lowering break-even load factors and enhancing per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2016, passenger, cargo and other revenues accounted for 82.7%, 11.7% and 5.7% of total revenues respectively.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is approximately seven years, making it one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel-efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, and also decreasing noise levels.

We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate.

The Company’s current fleet plans envisage a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo. In 2016, LATAM incorporated two A320neo, a re-engined A320, becoming the first airline in Latin America to fly this model.

For long-haul passenger flights, we operate the Boeing 767-300ER, the Boeing 787-8 and Boeing 787-9 aircraft, the Boeing 777-300ER aircraft and the Airbus A350-900 that started operation in 2016. The Boeing 787 and Airbus A350 models allow us to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. In 2016, we incorporated five Boeing 787-9 and six Airbus 350-900 into our fleet.

LATAM continues to take a flexible approach to its fleet plan in order to better align it to market conditions. During 2016, we achieved a significant reduction in our fleet commitments for the coming years, allowing us to defer capital expenditures and continue to strenghten our Balance Sheet.

Strong Brand Teamed with Key Global Strategic Alliances

In May 2016 our new brand, LATAM, was officially launched. We believe that our new brand is associated with superior service, aircraft and technologically advanced operations, and is well recognized and respected in the markets in which we operate. In 2016, our operations in Chile, Argentina, Ecuador, Peru and Colombia were awarded the top prize as the “Best Airlines in South America” by the SkyTrax World Airline Awards. These awards are considered a global barometer for customer satisfaction within the industry, thanks to their exclusive reliance on the opinion of passengers.

LAN joined the oneworld® alliance, one of the world’s leading airline alliances, in 2000. TAM (now LATAM Airlines Brazil) joined oneworld® in 2014, marking a significant milestone and completing the entry of all LATAM Airlines into oneworld®. To our passengers, this means greater convenience when traveling, since they will have the same standard of high-quality customer service, regardless of their international destination. Our strategic global alliances and existing commercial agreements provide our customers with access to more than 1,000 destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

In 2016 LATAM entered into two new joint business agreements: an agreement with American Airlines and an agreement with British Airways and Iberia. These agreements further strengthen our relationship with other oneworld® partners. Both agreements will allow LATAM to expand its network to more than 420 destinations worldwide, operating routes from South America to the United States and Canada with American Airlines and routes from South America to Europe with British Airways and Iberia. The agreements remain subject to regulatory approval in different countries. Some approvals have already been granted: in March, 2017, the administrative court of economic defense of the CADE (Administrative Council for Economic Defense) in Brazil, approved the agreement with British Airways and Iberia, representing the final stage of an evaluation process that began in June 2016. During the review, the CADE evaluated the scope of the agreement in terms of free competition and the benefits that it will bring to passengers, including improved connectivity, an expansion of the destination network and reduced prices. Both agreements have been approved in Uruguay.

Financial Flexibility

We have historically managed our business to maintain financial flexibility and a strong balance sheet, seeking to accommodate our growth objectives while having the ability to respond to changing market conditions. Our financial flexibility has allowed us to secure large aircraft deliveries, including an important part of our current re-fleeting program, at attractive financing rates.

Recognized Loyalty Programs

On March 1, 2016, we announced our rebranded and improved frequent flyer programs named LATAM Pass (corresponding to the previous LAN Pass) and LATAM Fidelidade (corresponding to the former TAM Fidelidade). The change is part of the process of consolidating our new brand identity (LATAM) and the evolution of our loyalty programs.

LATAM Fidelidade and LATAM Pass together represent the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. Customers in each program earn points or kilometers based on distance flown, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. In addition, in 2009 TAM launched its affiliate Multiplus, a coalition of loyalty programs, which allows members to accumulate points not just by flying with LATAM, but also by making purchases through credit cards or using services and products at partner establishments, and allows members to redeem points for LATAM Airlines Brazil flights and other products at partner establishments.

We believe these flexible programs are attractive to customers because they do not impose restrictions on those flights for which points can be redeemed, or the number of seats available on any particular flight to members using the loyalty program. LATAM Pass and LATAM Fidelidade members can also accrue and redeem points for flights on other oneworld® member airlines.

Business Strategy

Our mission is to connect people safely, with operational excellence and a personal touch, seeking to become one of the best airline groups in the world. In order to achieve our mission, the principal areas on which we plan to focus our efforts going forward are as follows:

Continually Strengthen Our Network

We intend to continue to strengthen our route network in South America, offering the best connectivity within the region at competitive prices and ensuring that we are the most convenient option for our passengers. We are the only airline group in the world with a local presence in six home markets and an international and intra-regional operation. This position is bolstered by our enhanced infrastructure in several of our key hubs, allowing us to further strengthen our network and connection. We intend to leverage our position to create a leading portfolio of services and destinations, providing more options to our passengers and building a platform to support continued growth.

Enhance Brand Leadership and Customer Experience

We will always seek to be the preferred choice of passengers in South America. Our efforts are supported by a differentiated passenger experience, and our leveraging of mobile digital technologies. We continue working on the implementation of our single, unified brand, culture, product and value proposition for our passengers. Additionally, we are focused on defining LATAM’s digital strategy, including applications to achieve ancillary revenues and improving the management of contingencies, so that we are able to provide information and solutions to our customers in a timely and transparent manner. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Improving Efficiency and Cost Competitiveness

We are continually working to maintain a competitive cost structure and further improve our effectiveness, simplify our organization and increase flexibility and speed in decision-making. As previously announced, LATAM is embarked on an important project to introduce a new travel model for its domestic passenger services in South America, in order to increase competitiveness and ensure the sustainability of the domestic business model in the long term. This model requires continued cost efforts to reduce selling and distribution expenses, increase fleet utilization and operational productivity and simplify back-office and support functions, while controlling fixed costs.

Organizational Strength

We aspire to be a group of passionate people, working in a simple and aligned manner, with inspiring leaders making agile decisions. This will allow us to deliver a distinctive value proposition to our customers, surpass our competitors consistently and operate sustainably for the long term.

Proactive Risk Management

We strive to have a holistic and responsible view of risk in decision-making. We put special focus on risks that have high potential impact and low probability of occurrence, which could significantly affect LATAM’s strategic objectives.

Airline Operations and Route Network

The following tables sets forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(in US$ millions)
Total passenger revenues	7,877.7	8,410.6	10,380.1
Total cargo revenues	1,110.6	1,329.4	1,713.4
Total traffic revenues	8,988.3	9,740.0	12,093.5

	Year ended December 31,
	2016	2015	2014
	(in US$ millions)
Peru	627.2	681.3	660.1
Argentina	1,031.0	979.3	813.5
United States	933.1	1,025.5	1,224.3
Europe	714.4	723.1	935.9
Colombia	343.0	353.0	391.7
Brazil	2,974.2	3,464.3	5,361.6
Ecuador	198.2	238.5	248.6
Chile	1,512.6	1,575.5	1,589.2
Asia Pacific and rest of Latin America	654.6	699.5	868.6
Total Operating Revenues	8,988.3	9,740.0	12,093.7

Passenger Operations

General

As of December 31, 2016, our passenger operations were performed through airlines in Chile, Brazil, Peru, Argentina, Colombia and Ecuador, where we operate both domestic and international services. We collect and report operating data for our passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish speaking countries or “SSC” (including Chile, Peru, Argentina, Colombia, and Ecuador), and Domestic Brazil (wholly within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended and as at December 31
	2016	2015	2014
ASKs (million) (at period end)
International	73,541.9	69,615.9	65,574.6
SSC	23,847.1	22,072.8	21,065.8
Domestic Brazil	37,578.7	42,478.5	43,560.5
Total	134,967.7	134,167.1	130,200.9
RPKs (million)
International	63,392.6	59,003.4	55,980.1
SSC	19,293.7	17,858.4	16,964.3
Domestic Brazil	30,940.5	34,648.1	35,589.7
Total	113,626.9	111,509.9	108,534.0
Passengers (thousands)

	Year ended and as at December 31
	2016	2015	2014
International	15,107	14,156	13,630
SSC	22,829	21,540	20,735
Domestic Brazil	29,024	32,139	33,468
Total	66,960	67,835	67,833
Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢5.8	US¢6.5	US¢7.6
SSC(1)	US¢6.9	US¢8.3	US¢9.1
Domestic Brazil(1)	US¢5.8	US¢5.9	US¢8.6
Combined Passenger RASK(2)	US¢5.8	US¢6.3	US¢8.0
Passenger load factor (%)
International	86.2%	84.8%	85.4%
SSC	80.9%	80.9%	80.5%
Domestic Brazil	82.3%	81.6%	81.7%
Combined load factor	84.2%	83.1%	83.4%

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.

International Passenger Operations

Our international network combines the international operations of our Chilean, Peruvian, and Ecuadorian, Argentinean, Colombian and Brazilian affiliates. We have operated international services out of Chile since 1946 and have greatly expanded our international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2016, we offer 27 international destinations in 18 countries, in addition to our domestic destinations and international flights and connections between our domestic destinations. As of 2016, we combined all of our operations under the LATAM brand.

Our general strategy to expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, and promoting tourism to and within South America. Sustained development of our international network has been a crucial factor in our long-term strategy. The group provides long-haul services out of Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. The group also provides regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil.

During 2014, after the necessary infrastructure investments were made, we completed our move to the new Terminal 3 at Guarulhos Airport in Sao Paulo, with new slots for takeoff and landing, which has allowed us to significantly decrease our connection times. This is a key milestone in the development of our most important hub at Guarulhos airport. In addition, the group has continued to consolidate our secondary hubs in Lima and Santiago.

During 2016, we received five Boeing 787-9 Dreamliners (we have orders for nine more), which will allow us to achieve important savings on fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers and reduce our carbon footprint, as the Dreamliner produces up to 20% less CO2 than similar aircraft. We also took delivery of six Airbus A350 aircraft (we have orders for 20 more). In addition, we received the first two Airbus A320neo, out of an order of 34 aircraft of this model, becoming the first airline in Latin America to fly this model.

As part of our mission, LATAM seeks to promote tourism to South America. Due to our large network of services, visitors from around the world can experience world-renowned destinations such as Cusco, Easter Island, the Galapagos Islands, Iguazu Falls in Brazil, and Patagonia in Chile and Argentina, including the cities of Punta Arenas, Puerto Natales, Ushuaia, El Calafate and Bariloche.

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which we operate:

Country	Industry passenger figures	LATAM’s Market Share
	% variation 2016-2015	2016	2015	% variation
Brazil(1)	-0.3%	78.9%	78.5%	+0.4 p.p.
Chile(2)	+11.5%	61.7%	62.5%	-0.8 p.p.
Argentina(3)	+9.9%	11.9%	11.8%	+0.1 p.p.
Peru(4)	+9.8%	44.0%	43.9%	+0.1 p.p
Colombia(5)	+12.0%	8.0%	8.0%	0.0 p.p
Ecuador(3)	+11.5%	17.2%	18.9%	-1.7 p.p.

(1)	Source: ANAC Brazil’s website. Variation and market share considering RPK. Figures are considering only Brazilian airlines
(2)	Source: JAC Chile’s website. Variation and market share considering number of passengers carried.
(3)	Source: Diio.net. Variation and market share considering ASKs.
(4)	Source: Ministry of Transportation Peru’s website. Variation and market share considering number of passengers carried.
(5)	Source: DGAC Colombia’s website. Variation and market share considering RPK.

Competitors in international routes

The following table shows LATAM’s main competitors in each geographic market in which we operate:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Delta Air Lines, Azul Linhas Aereas, Air Canada and Aeromexico.

	Latin America	Copa, Gol, Avianca and Aerolineas Argentinas

	Europe	TAP Portugal, Air France-KLM, Lufthansa, Alitalia, Iberia and British Airways

Chile	North America	American Airlines, Air Canada, United Airlines, Delta Air Lines and Aeromexico.

	Latin America	Copa, Sky, Avianca and Gol.

	Europe	Air France-KLM, Iberia and Alitalia

	Pacific	Qantas Airways

Argentina	North America	Aerolíneas Argentinas, American Airlines, Aeromexico, Delta Air Lines and United Airlines.

	Latin America	Aerolineas Argentinas, Gol, Copa and Avianca

Peru	North America	American Airlines, United Airlines, Avianca, Aeromexico, Delta Air Lines and Air Canada.

	Latin America	Avianca, Copa, Sky Airlines and Aerolíneas Argentinas

	Europe	Air France-KLM, Iberia, Air Europa and British Airways

Colombia	North America	Avianca, American Airlines, JetBlue Airways, United Airlines, Aeromexico and Delta Air Lines.

	Latin America	Avianca, Copa, Aerolineas Argentinas and VivaColombia

Ecuador	North America	American Airlines, Tame, Delta Air Lines, United Airlines, Aeromexico and JetBlue Airways.

	Latin America	Copa, Avianca, Tame and Avior Airlines

	Europe	Air France-KLM and Iberia

Domestic Passenger Operations

As of December 31, 2016, domestic passenger services within Chile, Brazil, Peru, Ecuador, Argentina and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador, LATAM Airlines Argentina and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In November 2016, the group announced an important project to revamp the business model of our domestic services offering in the six domestic markets where the group operates in South America. The purpose of this change is to increase our competitiveness and ensure the long-term sustainability of our domestic business model. This project seeks to increase our operational efficiency, allowing us to provide more competitive fares, and contributing to the development of tourism and the growth of air travel per capita in the region. Our new domestic service model requires continuous cost reduction efforts, and we are implementing a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing us to expand our operations while controlling fixed costs.

Another key element of this business model are initiatives to increase our ancillary revenues, while allowing passengers to customize their journey. Customers will be able to access a simpler sales platform, which will allow them to choose their fare depending on the type of journey they want, and to purchase additional services such as extra luggage, a variety of food and beverage options on board, preferred seating options and the flexibility to change tickets.

We continue to develop digital initiatives to empower passengers providing them an enhanced digital experience with end-to-end control of their reservation. LATAM customers will be able to buy, check-in and manage the after sale service in a simpler and faster manner through their smartphones.

We will implement our new domestic strategy by country, in stages starting in the first half of 2017.

	Brazil		Chile		Argentina		Peru		Colombia		Ecuador
Destinations	41		16		15		17		14		5
Fleet	100		27		15		18		17		6
Passengers Transported (million)	29.0		7.9		2.6		6.6		4.8		1.0
Change (YoY)	(9.7%)		8.1%		7.0%		6.7%		4.4%		(8.3%)
Market share	35	%(1)	76	%(2)	25	%(3)	62	%(4)	21	%(5)	31	%(6)
Main competitors	Gol, Azul, Avianca Brazil		Sky Airlines		Aerolíneas Argentinas		Avianca, Peruvian Airlines, Star Perú		Avianca, Viva Colombia, Santena		Tame, Avianca

(1)	Source: ANAC Brazil’s website. Market share considers RPKs.
(2)	Source: JAC Chile’s website. Market share considers RPKs.
(3)	Source: Company´s estimates.
(4)	Source: Ministry of Transportation Peru’s website. Market share considers number of passengers carried as of November 2016.
(5)	Source: DGAC Colombia’s website. Market share considers ASKs
(6)	Source: Company´s estimates. Market share considers ASKs

Passenger Alliances and Commercial Agreements

LATAM is currently a member of the global marketing alliance oneworld, which includes Airberlin, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar, Royal Jordanian, Sri Lankan and S7. In the aggregate, oneworld® members serve more than 1,000 destinations in 157 countries, operating over 13,000 daily departures.

LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including American Airlines, Iberia, Quantas, British Airways, Lufthansa, Swiss, Interjet, All Nippon Airways, Cathay Pacific, Japan Airlines, and Jetstar Airways, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Moreover, on January 14, 2016, we entered into two new joint business agreements: an agreement with American Airlines and an agreement with British Airways and Iberia. These agreements further strengthen our relationship with these oneworld® partners.

The agreements remain subject to regulatory approval in different countries. Some approvals have already been granted: on March, 2017, the administrative court of economic defense of the CADE (Administrative Council for Economic Defense) in Brazil, approved the agreement with British Airways and Iberia, representing the final stage of an evaluation process that began in June 2016. During the review, the CADE evaluated the scope of the agreement in terms of free competition and the benefits that it will bring to passengers, including improved connectivity, an expansion of the destination network and reduced prices. Both agreements have been approved in Uruguay.

Passenger Marketing and Sales

Our long-haul marketing strategy emphasizes attributes valued by our international customers: reliable, high-quality service centered on comfort and entertainment for long-haul travel. We also highlight our extensive network, which covers the most important destinations in South America and the Caribbean and provides frequent service to major overseas gateways such as New York, Los Angeles, Miami, Orlando, Washington, DC, London, Madrid, Paris, Frankfurt, Milan, Barcelona and Sydney. In a continuing effort to strengthen our network, during 2016 we launched three new direct routes: Sao Paulo—Johannesburg, Lima—Barcelona and Santiago—Melbourne (the last being our longest flight).

Our short-haul operations are designed to fit our customers’ needs: punctuality, reliability, frequency, modern aircraft and efficient operations. To deliver this value proposition, we have been increasing our fleet and frequencies with more point-to-point flights, improved punctuality, and streamlined processes including Internet sales, web and mobile check-in and airport self-check-in.

We strive to deliver our promise to our customers. Therefore, we constantly monitor customer satisfaction with in-flight surveys and research, and measure our performance against the highest standards. This commitment to excellence is reflected in the numerous prizes and recognitions earned by the Company, including Skytrax’s “2016, Best Airline in South America” and “2016, Best Airline to South America” by Global Travelers.

Branding

Our new brand, “LATAM”, was officially launched in May 2016. The new brand brings together all the passenger and cargo airline operations of the LATAM Airlines Group carriers: with the new brand, we will continue the legacy of leadership started decades ago by LAN, TAM and their respective affiliate carriers.

We are committed to the future of South America and to connecting it to the world. The new brand allows us to offer a better, consistent service throughout our network, which in turn strengthens our position in the region.

Using a single brand enables LATAM’s customers to better understand the common service and operating standards among its airlines. LATAM’s unified image has improved its visibility, thereby increasing the efficiency of its marketing efforts.

Since the launch of our new brand, we have made significant progress on its implementation, making our brand visible to our passengers. The new brand has been adopted at 15 airports, and we now offer a new single website for all of our different points of sale. The LATAM brand has also been applied to 43 aircraft, representing approximately 13% of our fleet. We also launched new uniforms for our crew, adopting the Company’s colors of indigo and coral while providing elegance and comfort for our crew.

During 2016, LATAM Airlines Brazil was the official airline sponsor of the Rio 2016 Olympic Games, reinforcing our brand positioning as a leader in the region through our presence in one of the most important sport events worldwide.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 52% of total passengers in 2016. These direct channels support sales and service, both before and after the flight.

The e-Business channel is an integral part of our commercial, marketing and service efforts, and during 2016 our Internet-related sales achieved a better channel mix with an increase of 0.5 percentage points out of our total sales. The Company will continue to improve our e-Business platforms to support expected future growth.

Our digital strategy includes mobile applications that provide information to our passengers regarding their trip. These applications improve our management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and will serve as a new direct sales channel.

Our city ticket offices support the growth of our operations, providing a sales channel. Our contact centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian).

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for a 48% of total passengers in 2016.

Frequent Flyer Programs

Our frequent flyer programs are a key element of our marketing and loyalty strategy. These programs reward customer loyalty, and, as a result, generate incremental revenue and customer retention.

During 2016, we announced our revamped frequent flyer programs named LATAM Pass and LATAM Fidelidade. This change is part of the process of consolidating the airline group’s new brand identity (LATAM) and the evolution of the programs, which enhances existing benefits and introduces new benefits for program members.

We continued working on the homologation of our programs’ features and benefits. Among other improvements, our initiatives include cross-level recognition of all members, for example, by allowing LATAM Pass members to upgrade on TAM flights and and LATAM Fidelidade members to upgrade on LAN flights, in addition to having the same services at the airport.

During 2017 LATAM Pass and LATAM Fidelidade will continue their harmonization efforts and will offer new cross benefits for their members, with the goal of remaining or becoming the leading loyalty program in all of LATAM’s home markets. Moreover, beginning on April 22, 2017, LATAM’s frequent flyer program will change the way our members earn kilometers from the current system (based on the distance flown) to a new method based on the price paid for the ticket.

LATAM Pass

As of December 31, 2016, LATAM Pass had 13 million members, an increase of 17% compared to 2015.

LATAM Pass members earn LATAM Pass kilometers in their accounts based on distance flown, class of ticket purchased and their status level, as well as by purchasing the services of other partners in the the LATAM Pass program. Customers can redeem kilometers for free tickets as well as for other products in an online catalogue. Under our current frequent flyer program, our passengers are grouped into four different elite levels based on their flying behavior: Gold, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including kilometers earnings bonuses, free upgrades on a space-available basis, VIP lounge access, and preferred boarding and check-in. These categories have their equivalent in the oneworld® alliance: Ruby for Gold, Sapphire for Platinum, and Emerald for both Black and Black Signature.

In 2016 LATAM Pass had increases of 32 % in award tickets redeemed, and 9% in non-flight products redeemed. LATAM Pass has highly rated partners, including other airlines, hotels, car rental agencies, retailers, and credit card issuers from the main financial institutions in Chile, Peru, Ecuador, Argentina, Uruguay, the United States and Colombia, including Banco Santander in Chile and Banco de Bogotá and Occidente (both members of Grupo Aval) in Colombia. These commercial agreements give our customers the opportunity to earn additional kilometers for using their services.

In the non-banking segment, LATAM Pass continues to leverage its members’ purchase behavior to partner with leading players in its markets and become the most attractive loyalty program. In recent years, LATAM Pass has expanded into new industries, such as retail, supermarkets, automotive, real estate, drugstores and health care centers.

In the past few years, we have implemented a number of marketing initiatives to increase customer engagement and activity with the program in all of its markets. In 2016, membership in LATAM Pass continued growing, expanding by 10% in Chile, 14% in Perú, 38% in Argentina, 6% in Ecuador, 14% in Colombia and 6% in the United States.

LATAM Fidelidade

LATAM Fidelidade was the first loyalty program launched by a Brazilian airline and represents a key element of LATAM’s marketing strategy. LATAM believes LATAM Fidelidade, like LATAM Pass, is one of the most flexible loyalty programs in the market because it imposes no restrictions on flight availability or on the number of seats available when members redeem accumulated points. LATAM Fidelidade currently has more than 13.2 million members, which represents an increase of 14% compared to 2015. Members of LATAM Fidelidade, like those of LATAM Pass, receive benefits and increased points for kilometers flown depending on their elite level, allowing them to accrue redeemable points for free travel more quickly. LATAM Fidelidade customers are classified in the same four elite levels as LATAM Pass: Gold, Platinum, Black and Black Signature.

Multiplus

In 2009, TAM launched Multiplus, a company designed to create a broader network in which LATAM Airlines Brazil’s customers can earn points through the LATAM Fidelidade program. Multiplus is a coalition of loyalty programs that permits the accrual of points that can be redeemed for products and services offered by many different partner companies, in addition to LATAM Airlines Brazil. We believe this expanded network acts as a sales channel for LATAM Airlines Brazil, helping to capture and retain customers and increase sales. Multiplus is attractive to our less-frequent flyers because it allows them to accrue loyalty points in many ways besides flying. In 2016, non-air accrual reached 15% of the total points. At the end of 2016, Multiplus had more than 400 partners and approximately 16.5 million participants that can accrue Multiplus points directly (through LATAM Fidelidade, co-branded cards, apps, retail partners, etc.) and indirectly (by transferring points from a partner program).

Multiplus became a publicly traded company in Brazil following its initial public offering in February 2010. TAM S.A continues to own 72.74% of the ordinary shares of Multiplus.

On December 10, 2009, Multiplus entered into an Operating Agreement with LATAM Airlines Brazil, effective as of January 1, 2010, which established the terms and conditions governing the relationship with TLA (the “Operating Agreement”). Under the Operating Agreement, Multiplus became responsible for, among other tasks, processing information on accumulating and redeeming points under the LATAM Airlines Brazil Loyalty Program, and delivering awards to the members of said program, in accordance with the rules of the TAM Loyalty Program and the Multiplus network. The Operating Agreement is valid for 15 years and is automatically renewed every five years thereafter.

Aiming to increase the value created to Multiplus and LATAM shareholders, and to improve the alignment of interests between Multiplus and TLA, on May 4, 2015, the companies approved a new amendment to the Operating Agreement, effective on that date. This amendment provides that the cost for each 10,000 points redeemed on TLA air tickets shall be approximately 3% less than Multiplus’s current prices paid for those 10,000 points. Furthermore, the amendment establishes that from December 1, 2015, fixed prices for air tickets will come into force with objective rules for annual price adjustments for the purchase of air tickets, paid by Multiplus to TLA. The fixed prices of each are determined by both companies as a function of the market (domestic and international), fare class, demand, season, distance and flight origin/destination.

The remaining provisions established in the original Operating Agreement, including, without limitation, those relating to reciprocal exclusivity, term of effectiveness and situations for termination with or without cause, remain, in their essence, unchanged.

On December 14, 2015, Multiplus’ Board of Directors approved a management proposal for the establishment of a limited liability company, with the name of “Multiplus Corretora de Seguros Ltda.”, for the purpose of developing an insurance brokerage business. This project is in line with Multiplus’ main objectives of providing a differentiated experience for its participants, offering a new source for accrual of points and generating value to its shareholders.

On July 5, 2016, Multiplus S.A. and Banco Itaucard S/A (“Itaucard”) signed a Commercial Partnership Contract for the offering, promotion, distribution and sale of co-branded credit cards (“Multiplus cards”), throughout Brazil’s national territory. The partnership’s key objective is to offer its network members a product which permits the direct accumulation of Multiplus Points by means of conversion and differentiated bonuses.

On July 12, 2016, Multiplus S.A. signed a partnership with the Expedia Affiliate Network, making 270,000 hotel options available to members, allowing them to accumulate Multiplus points when making their reservations.

On August 25, 2016, “Multiplus Corretora de Seguros Ltda.” started operations as “Pontus Corretora”. Pontus Corretora debuted with two types of insurance policies offered with different partners: residential insurance, in partnership with Seguradora Porto Seguro, and travel insurance through Assist Card. Pontus Corretora offers a totally original digital experience, with flexibility, innovation and excellent products from the main insurance companies in the market.

On December 27, 2016, Multiplus announced that it is expanding its “Points + Cash” offering to allow the redemption of points for non-air products and services. This allows members who do not have sufficient accumulated points to redeem with network partners to top-up their points with a cash payment. The objective is to ensure the availability of attractive offers for all ’Multiplus members, with constant incentives for them to increasingly use and experience the loyalty network.

Cargo Operations

Our Cargo division operates internationally and domestically through our affiliates under the unified LATAM Cargo brand, which has acquired significant market recognition. Our cargo business generally operates on the same route network used by our passenger airline business. It includes approximately 138 destinations, of which around 127 are served by passenger and/or freighter aircraft and approximately 11 are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	2016	2015	2014
ATKs (millions)	6,704.1	7,082.8	7,219.7
RTKs (millions)	3,465.9	3,797.0	4,317.2
Weight of cargo carried (thousands of tons)	944.3	1,008.7	1,102.2
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	32.0	35.0	39.7
Total cargo load factor (%)	51.7%	53.6%	59.8%

We derive our revenues roughly equally between the transport of cargo as follows:

1) Bellies of our passenger aircraft. We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy to increase our competitiveness by enhancing our belly offering.

2) Dedicated freighter fleet. As of December 31, 2016, our dedicated freighter fleet under operation consisted of eight Boeing 767-300 freighters, each with a capacity for 58 structural tons of freight each, and two Boeing 777-200 freighters, each with a capacity of 102 structural tons of freight. In 2016 we continued our freighter fleet optimization efforts, subleasing three B767-300F aircraft and one B777-200F to a third party (reclassified from property, plant and equipment to held for sale as of December 31, 2016). Our freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into our passenger routes, and second, to provide our customers flexibility in scheduling and destinations. With these two objectives in mind, we are complementing and enhancing our network. In Latin America, the principal origins of our cargo are Chile, Colombia, Perú, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. This demand is mainly concentrated on a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia.

For our southbound flights, Brazil is the main import market. Southbound demand is mainly concentrated on a small number of product categories including high-tech equipment, electronics, auto parts and pharmaceuticals.

Our largest domestic cargo operations are in Brazil, where LATAM Cargo remains the market leader there, carrying cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export-oriented companies and individual consumers. In order to maintain its leadership, LATAM Cargo continues to invest in infrastructure, service and security in key cargo terminals.

The United States accounts for the majority of cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods transported by air to Latin American countries. We have thus headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also transport cargo to and from eight destinations in Europe: London, Madrid, Milan, Paris, Barcelona, Frankfurt, Amsterdam and Basel. The first six are served via passenger aircraft, and we also serve Amsterdam, Frankfurt and Basel through freighter operations. In October 2016 LATAM Cargo added a new operation to its belly network: Sao Paulo, Brazil – Johannesburg, South Africa, opening a gateway between Latin American markets and the African continent.

During 2016, cargo traffic decreased 8.7%, mainly due to a strong decline in Brazilian imports resulting from economic weakness and currency depreciation in Brazil. However, Latin American exports remain at healthy levels, despite a contraction in production of fresh salmon in Chile.

The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. Despite this, we have been able to maintain solid market shares through an efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, Avianca Cargo, Atlas Air and American Airlines. On the Latin America-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Emirates Airlines.

Marketing and Sales

Our cargo sales and marketing efforts are carried out directly in cities where we have a local office, or through general sales agents. In total, we have over 30 international offices. In Latin America, we have our own offices in all key markets. In the United States, we have offices in Miami, New York and Los Angeles, and work with representatives in various other cities. In Europe, we have offices in Frankfurt, Amsterdam, Madrid and Paris and use agents in other key cities. In Asia our sales efforts are conducted through general sales agents. In total, we maintain a network of more than 30 independent cargo sales agencies domestically and internationally.

Our cargo marketing strategy emphasizes the combination of our unique freighter and passenger aircraft cargo network, which offers a wide variety of reliable cargo routing possibilities with different pricing options; strong connectivity to, from and within Latin America; and a clear focus on providing high-quality service for our clients. Our offering allows our customers to ship large, bulky freight, as well as smaller, high-density cargo, fresh products, express shipments and other types of cargo.

During 2016 we focused on various aspects of our value chain to improve our customer experience. We developed a new portfolio of LATAM Cargo products with an innovative proposition aligned to the needs of customers, allowing us to deliver greater consistency and a clear service offering to the market. In line with this, we made progress in transforming the Company’s internal processes to ensure they are aligned with our commitments to clients.

Cargo Agreements

During 2016 we maintained our Enhanced Cargo Transfer Interline and other commercial agreements with Asian carriers such as Air China, Korean Air and Cathay Pacific, among others. Under these agreements, we receive space allocations to move our cargo from the main gateways in Asia to hubs in the United States—Los Angeles, New York and Miami—and in Europe, where we can connect with our cargo network. In exchange, we provide these airlines with space from these same hubs in the United States and Europe to all of our Latin American destinations and also provide them with westbound cargo. These agreements have allowed us to achieve greater visibility, improved support and allowed us to provide better service recovery, further expanding our network between Latin America and Asia.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2016, we operated a fleet of 329 aircraft, comprised of 319 passenger aircraft and 10 cargo aircraft. Additionally, we subleased four cargo aircraft to third parties (one of them not included in the table below as it was reclassified from property plant and equipment held for sale).

	Number of aircraft in operation
	Total	Owned(1)	Operating Lease	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(2)
Airbus A320-Family Aircraft
Airbus A319-100	48	36	12	3.4	9.2
Airbus A320-200	146	93	53	2.6	8.6
Airbus A321-200	47	30	17	9.3	2.7
Airbus A320-200neo	2	1	1	9.7	0.2
Airbus A350-Family Aircraft
Airbus A350-900	7	5	2	11.8	0.5

Boeing Aircraft
Boeing 767-300ER	37	34	3	2.6	8.5
Boeing 787-8	10	6	4	9.2	3.1
Boeing 787-9	12	4	8	10.8	1.2
Boeing 777-300ER	10	4	6	2.1	5.7
Total passenger aircraft	319	213	106	4.8	7.0

Cargo aircraft
Boeing 767-300 Freighter (3)	11	8	3	2.0	13.1
Boeing 777-200 Freighter (4)	2		2	0.4	7.6
Total cargo aircraft	13	8	5	1.4	12.2

Total fleet	332	221	111	4.7	7.2

(1)	Aircraft included within property, plant and equipment.
(2)	All passenger aircraft bellies are available for cargo.
(3)	Three aircraft leased to FEDEX
(4)	Does not include two B777-200F (one currently leased to a third party), that were reclassified from property plant and equipment to held for sale.

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

	2016	2015	2014
Passenger aircraft
Boeing 767-300ER	10.0	11.3	10.5
Boeing 787-8/9	11.0	11.7	10.5
Airbus A320-Family	8.9	9.5	9.8
Boeing 777-300ER	11.7	12.2	12.9
Airbus A330-200	4.4	6.2	7.0
Airbus A350-900	8.5	0.8	—
Cargo aircraft
Boeing 767-300 Freighter	12.1	10.9	9.5
Boeing 777-200 Freighter	13.7	13.0	13.2

We operate various different aircraft types that are best suited for our different services, which include short-haul domestic and regional trips as well as long-haul transcontinental flights. We have selected our aircraft based on their ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and regional flights, we principally operate Airbus A320-Family Aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to operating leases or has been acquired directly from Airbus pursuant to various purchase agreements since 1999. In 2016, we received our first two A320neo, re-engined A320s, which incorporate the latest technologies including new generation engines and Sharklet wing tip devices, resulting in approximately 15% in fuel savings compared with the original A320. LATAM was the first airline in the Americas, and the fifth on the world, to operate the A320neo.

For long-haul passenger and cargo flights, we operate Boeing 767-300 passenger and cargo aircraft, Boeing 787-800 and 787-900 aircraft, Boeing 777 passenger and cargo aircraft and the Airbus A350-900 passenger aircraft that started operations in 2015. LATAM is the first A350-900 operator in the Americas.

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure operating leases. As of December 31, 2016, LATAM had 332 aircraft, of which three were subleased to third parties resulting in 329 aircraft in operation. Of the aircraft in operation, 156 are operated by LAN and 163 aircraft are operated by TAM and 10 are operated by LATAM Airlines Cargo.

As of December 31, 2016, LATAM’s operating fleet was comprised of 192 financial leases, 12 tax leases, 102 operating leases, and 10 aircraft as loan guarantees and 13 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12- year initial term. LATAM has 42 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 85 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s operating lease maturities initially range from three to 12 years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or group of banks) as counterparty; however, the tax leases also include third parties. 63.1% of our aircraft debt has a fixed interest rate and the balance has a floating rate based on USD LIBOR.

In order to reduce TAM’s balance sheet FX exposure to the Brazilian real, as part of the integration plan following the combination with TAM, we have sought to transfer the majority of the TAM aircraft under financial leases to the LATAM level. As of December 31, 2016, we have transferred 51 aircraft to LATAM, including 13 transferred during 2016. This program has helped reduce the exposure to approximately US$1.2 billion equivalent. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

Maintenance

LATAM Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers.

LATAM Line Maintenance

Our Line Maintenance Network (the “Network”) provides a full range of aircraft maintenance services to ensure our fleet operates safely and in compliance with all local and international regulations. We strive to provide the best experience to our passengers, through the highest standards of on time performance and cabin condition.

The Network serves over 190 locations, which are staffed by over 4,000 LATAM maintenance professionals. In 2016, the Network effectively carried out over 2.1 million man hours of preventive and corrective maintenance tasks on the LATAM fleet. We also rely on certified third party services in a few destinations where it is economically convenient, such as in Frankfurt (where we are served by Lufthansa Technik), Milan (served by Air France-KLM), and Johannesburg (served by South African Airways).

LATAM Maintenance has used LEAN methodology and developed computerized systems to achieve improved automation and integration processes, offering sustainable and scalable planning, productive and operational processes.We have deployed more than 600 tablets in order to:

1)	Provide fast and simplified access to technical documents through a native app called Content Management System (CMS Mobile);

2)	Provide access to our Maintenance System called Maintenix and in-house coordination apps;

3)	Improve our internal communication through message and video call apps; and

4)	Allow use of in-house developments systems like MaintCraft (allocates man hours resources and Gantt charts to each specific maintenance tasks) and MaintControl (manages the execution of the planned tasks of MaintCraft through a friendly interface, showing all the tasks that each technician has to perform throughout the shift). MaintControl also serves as a platform where the maintenance leaders can monitor their team’s progress and solve problems that arise.

LATAM Line Maintenance Network has hangar facilities in Santiago, São Carlos, São Paulo (CGH), Lima, Miami, Buenos Aires (AEP) and Brasilia, among others. These multiple locations improve the flexibility of the Network by allowing the execution of tasks that previously might be restricted because of adverse weather conditions and environmental authority restrictions.

In order to strictly comply with applicable regulations, all of our maintenance operations are supervised and audited by the local authorities and international entities around the Network, such as DGAC Chile, ANAC Brazil, the Federal Aviation Administration in the United States (“FAA”), the International Air Transport Association Operational Safety Audit (“IOSA”) (from the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others. The audits are conducted in connection with each country’s certification procedures and enable us to perform maintenance for the aircraft types registered in the certificating jurisdictions. Our repair stations hold FAA Part-145 certifications under these approvals.

In addition, to ensure the most qualified personnel as needed for safe, accurate and on-time Line Maintenance, we seek to improve our technicians’ skills through extensive training programs at our LATAM Technical Training Center and through specific training programs designed and conducted by our partnerships. Our Fleet and Engineering teams participate actively in periodic airline Fleet Reliability meetings, where we share best industry practices and updates of the latest Line Maintenance trends and top technical issues.

LATAM MRO

Our two MRO (“Maintenance, repair and Operations”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provide 76% of all heavy maintenance services that LATAM demands. The services not executed internally are contracted to our extensive network of MRO partners around the globe. Both MRO facilities are FAA Part-145 certified repair stations. We occasionally perform certain heavy maintenance and component services for other airlines or OEMs. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries.

In MRO São Carlos (LATAM Airlines Brazil MRO), we are prepared to service up to eight aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 22 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics (ATEC), electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. This facility has a total area of 400 hectares and a hangar area of 100,000 m², with a dedicated runway of 1,720 meters. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”) , among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family (A318, A319, A320 and A321) and Airbus A330, Boeing 767, ATR-42/72 and the Embraer E-Jet 170/190 families. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for Heavy Maintenance for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing 767. MRO Santiago has eight shops prepared to support hangar activities such as cabin shops, galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including the installation of IFE (in-flight entertainment) equipment and blended winglets in the Boeing 767 fleet.

During 2016, LATAM MRO effectively executed 1.2 million man-hours in more than 300 services, including C checks (114) and Special Checks (209) for the LATAM fleet, maintaining our 2015 labor production. Our shops delivered more than 50,000 components and performed 17 landing gear overhauls.

LATAM Safety and Security

Our most important priority is the safety of our passengers and employees. LATAM has been working to standardize our operational indicators regarding safety, audits and emergency response throughout our operations.

The divisions that currently support these functions are Safety Management, Emergency Response Management, and Security Management. These divisions function on the basis of uniform policies and procedures issued from the Corporate Safety and Security Vicepresidency located in Santiago, Chile, and that are represented in each affiliated company.

Organization of the LATAM Safety and Security Vicepresidency

Safety Management Corporate

We give the highest priority to providing safe and reliable air service. We have unified our Safety Management under a single organization (Corporate) that is responsible for the definition of processes and procedures for LATAM Safety Management and for the oversight of the affiliates that apply and implement those processes and procedures.

All LATAM affiliates have safety management system (“SMS”) documentation that provides clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure in the airline.

All systems are IOSA certified and have a Senior Safety Manager who is responsible for each system implementation and for setting standardized procedures for measuring the quality and safety of services provided by companies or professional contractors that affect the operational safety of LATAM.

Emergency Response Management Corporate

The emergency response management team is responsible for the administration of the Emergency Response Plan (“ERP”). It has been developed for the effective management of different kinds of emergencies (aircraft accidents, natural disasters, strikes and pandemics) with the purpose of mitigating the impacts of emergencies on passengers and their relatives, as well as on our operations. The ERP includes, among others, Emergency Process and Procedures, Emergency Control Centers, a Relatives & Passengers Assistance Team, a Notification Team, Aircraft Recovery, and a “Go Team” which is a special team that can be dispatched in the case of an emergency and assume responsibility for emergency management.

Security Management Corporate

The Company ensures the highest levels of security for all of its passengers, employees, aircraft, equipment and facilities against any threats or unlawful action.

Corporate Security policies and a Security Management System (“SeMS”) have been implemented to detect any vulnerabilities in our security operations and to prevent acts of unlawful interference. Through the use of audits, inspections and risk analysis, we are able to establish the different security protocols required in our international and domestic operations. The results of the SeMS are evaluated, analyzed and assigned a risk level (high, medium or low) by LATAM Corporate Security Managers, who are in turn responsible for determining security protocols. In addition, Corporate Security Management oversees all of the security processes and procedures through the execution of annual audits.

Furthermore, every LATAM affiliate has to abide by a Security Program approved by the relevant local authority. These Security Programs provide clear definitions of the security functions required for every operation.

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. Over the last years, our fuel consumption and operating expenses have increased due to the significant growth in our operations. However, in 2016 due to the significant drop in the international price of crude oil, LATAM saw a drop in its jet fuel costs. In 2016, total fuel costs represented 23.0% of our total operating expenses. Our average into-wing price for 2016 (fuel price plus taxes and transportation costs, including hedge) was US$1.70 per gallon, representing a decrease of 22.2% from the 2015 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31, (1)
	2016	2015	2014
Fuel consumption (thousands of gallons)	1,185,508.8	1,221,096.9	1,219,882.7
ASK equivalents (millions)	205,537.5	208,722.5	206,197.9
Fuel gallons consumed per 1,000 ASK equivalents	5.77	5.85	5.92
Total fuel costs (US$ thousands)	2,056,643	2,651,067	4,167,030
Cost per gallon (US$)	1.70	2.19	3.42
Total fuel costs as a percentage of total operating expenses	23.0%	27.6%	34.8%

(1)	See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2016 compared to year ended December 31, 2015.” Total fuel costs (US$ thousands) include Hedging gains/losses.

Our fuel supply arrangements vary by airport and are distributed among 34 providers, but are mainly concentrated in Brazil (42%), Chile (15%), the United States (11%) and Peru (11%). During 2016, we re-negotiated our fuel supply contracts in all North American, major European, and certain South American airports.

Regarding our operations in the United States, we changed our strategy related to the term of our agreements. While previously we relied only on short term agreements, in 2016 we established medium term agreements, securing our supply in a complex market.

As part of a comprehensive energy efficiency initiative, LATAM Airlines Group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompassess a wide range of different innovations and technologies for fuel efficiency:

•	Investments in more modern and efficient aircraft, such as the Boeing 787, Airbus A350 and the Airbus A320neo. The main fleet has been fitted with winglets and sharklets, allowing an estimated 4% fuel consumption reduction.

•	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services).

•	Standardized operational procedures for approach and landing, as well as for minimizing the use of the auxiliary power unit when aircraft is on the ground.

•	Periodically programmed engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.

As a direct result of this program, LATAM Airlines Group has been recognized since 2014 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency. The magnitude of this program has allowed the Company to improve its environmental performance and to enhance environmental awareness both within the Company and externally.

Ground Facilities and Services

Our main operations are based at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities pursuant to concessions granted by the DGAC. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile (Iquique, Antofagasta and Punta Arenas) and Argentina (Aeroparque) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.

We also operate significant ground facilities and services at LATAM Airlines Brazil’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2013, LATAM Airlines Brazil inaugurated two new facilities for ground handling equipment maintenance and repair (at São Paulo’s Guarulhos Airport with 9,000 m² and at Rio de Janeiro’s Galeão Airport with 4,000 m²).

We incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In addition to our airline operations, we generate revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, duty-free in-flight sales, maintenance services for third parties, handling, storage and customs services, handling and activities and revenues of Multiplus and the sale of certain LATAM Pass kilometers to third parties. In 2016, LATAM generated other revenues of US$538.7 million from ancillary activities.

Insurance

We maintain insurance policies as required by law and in accordance with the terms of all aircraft financing and leasing agreements for aircraft that LATAM and its affiliates own, are responsible for or operate. The scope of these policies includes all risk coverage for aircraft hulls, including war risks and third-party legal liability for passengers, cargo, baggage and injuries to third parties on the ground. We also maintain insurance in respect of the assets against the risk of theft, fire, flood, electrical damage and similar events for equipment and buildings we own or for which we are responsible, including airport areas where we have operations. Similarly, we have contracted for vehicle insurance against the risk of robbery, theft, fire and civil liability against third parties for all vehicles we own or for which we are responsible. Our current policies, which are in force through April 1, 2017 and are renewed annually, follow the best practices adopted by the international civil aviation industry.

We have negotiated common terms for Hull All Risk, Aviation Legal Liabilities and Spares coverage, together with IAG Group (the parent of British Airways, Iberia and their affiliates and franchises), which allows us to obtain premium reductions and coverage improvements.

Information Technology

Passenger Service Systems

As part of our agenda of transformation of the customer experience at LATAM, we have redefined our travel experience model and will continue to redesign our passenger service systems with the aim of providing a unified experience to our customers. Since the 2012 combination of LAN and TAM, a series of projects have been implemented to communicate the unification of the companies to our customers. Intense efforts have been made to standardize processes such as passenger recognition, attention at contact centers, sales offices and airports, in-flight services, e-commerce and loyalty programs. However, many of these efforts are partial pending full unification of the two companies’ processes and systems, which is still ongoing.

In 2014, we redefined our travel experience model based on the needs of our target customer, reinforcing six key elements: transparency of information, early solutions, passenger choice, digital simplicity, end-to-end rapidity, and care for our customer. In order to implement this model, during 2016 we continued the work of previous years, adopting several measures for the unification of our processes and systems:

•	We incorporated innovative products with functional features into our mobile platform for passenger service crews. Our new self service platform allows the cabin crew to be connected and updated with all relevant human resources and flight information.

•	Airports: we implemented a unique solution for self service in kiosks, with self service bag tag functionality.

•	Contingency: we continue improving our mobile platform for agents to manage contingency processes, adding features to manage basic services to our passengers in contingencies and compensation in case of disruption. We also implemented a passenger notification tool to manage both commercial and operational schedule changes.

•	Contact Center: we developed new front-ends to simplify the interaction of our agents with passengers, with more intelligent recognition and more functionality to provide faster, more uniform and personalized attention. We implemented a world class solution to manage all customer service cases in a unified manner, solving problems faster and with fewer interactions. We also implemented an automatic tool to automate the calculation of refunds and reduced the time required to process refunds.

•	Loyalty and customers: we continued to unify our systems to support our loyalty program with a world-class solution. We continued the implementation of a campaign management tool to centralize and control all the interactions with marketing campaigns with our customers.

•	Digital Channels: We continue increasing the functionality available to digital channels.

From the integration perspective, we continue working to reach a simplified and consistent technological platform. For example, we implemented a unified Revenue Accounting System for the passenger business, and we have improved our airport management, loyalty program, contact center, customer database, and marketing tools applications. We continue to work with SABRE to unify the Passenger Service Platform in an effort to obtain operational and financial synergies, as set forth below.

During 2017, we expect to continue developing solutions aimed at improving our customers’ experience.

LATAM PSS Migration and Digital Platform

Prior to the 2012 combination, LAN and TAM used different passenger service platform (“PSP”) solutions, TAM used Amadeus and LAN used SABRE. LATAM has since decided to unify the Passenger Service Platform in an effort to obtain operational and financial synergies. As a result, the PSS Migration Program began in 2014.

After running a Request for Proposal (“RFP”) process with both providers (SABRE and Amadeus) in May 2015, LATAM signed a 10-year contract with SABRE. Since June 2015, LATAM and SABRE have jointly started the execution of PSS Migration, which should be fully implemented by 2018.

Maintenance

In 2013, LATAM Airlines Brazil began a Maintenix implementation project which was completed in the first quarter of 2016. This project included standardization of all of our network’s maintenance processes, permitting optimization of stocks of components and seeking to take advantage of synergies in the maintenance process, while maintaining operational safety as the key pillar.

Disaster Recovery Plan

As of December 2016, LATAM has two data centers in Chile and one in Brazil. Design and configuration of two data centers and a Disaster Recovery Plan for LATAM was completed in 2015 and implementation and testing was done during 2016.

Regulation

Below is a brief reference to the material effects of aeronautical and other regulations in force in the relevant jurisdictions in which we operate.

We are subject to the jurisdiction of various regulatory and enforcement agencies in each of the countries where we operate. We believe we have obtained and maintain the necessary authority, including authorizations and operative certificates where required, which are subject to ongoing compliance with statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

The countries where we carry out most of our operations are contracting states and permanent members of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transportation. The ICAO establishes technical standards for the international aviation industry. In the absence of an applicable local regulation concerning safety or maintenance, the countries where we operate have incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all such relevant technical standards.

Environmental and Noise Regulation. There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us, except for environmental laws and regulations of general applicability.

In Argentina, Brazil, Colombia, Ecuador, Peru and the United States, aircraft should comply with certain noise restrictions. We believe our aircraft substantially complies with all such restrictions. Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile, observing a standard known as “Stage 3 requirements”. Our fleet already complies with such standards, so we do not believe that enactment of the proposed standards would impose a material burden on us.

In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). With the adoption of this framework, the aviation industry became the first industry to achieve an agreement with respect to its CO2 emissions. The scheme, which defines a unified standard to regulate CO2 emissions in international flights, will be implemented in various phases by ICAO member states starting in 2020.

Safety and Security. Our operations are subject to the jurisdiction of various agencies in each of the countries where we operate, which set standards and requirements for the operation of aircraft and its maintenance.

In the United States, the Aviation and Transporation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$5.60 per segment passenger security fee, subject to a US$11.20 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated, and the TSA has implemented, numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

Below are some specific aeronautical regulations related to route rights and pricing policy in the countries where we operate.

Chile

Aeronautical Regulation

Both the Dirección Nacional de Aeronáutica Civil (“DGAC”) and the Junta de Aeronáutica Civil (“JAC”) oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC establishes the main commercial policies for the aviation industry in Chile and regulates the assignment of international routes and the compliance with certain insurance requirements, while the DGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Chile is a contracting state, as well as a permanent member, of the ICAO. Chilean authorities have incorporated ICAO’s technical standards for the international aviation industry into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the DGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all such relevant technical standards.

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

International Routes. As an airline providing services on international routes, LATAM is also subject to a variety of bilateral civil air transportation agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

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

Argentina

Aeronautical Regulation

Both the Administración Nacional de Aviación Civil (“ANAC”) and the Ministry of Transport oversee and regulate the Argentinean aviation industry. ANAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management, and reports directly to the Ministry of Transport. ANAC also is responsible for supervising compliance with Argentinean laws and regulations relating to air navigation. The Ministry of Transport regulates the assignment of international routes and matters related to tariff regulation policies. We have obtained and maintain the necessary authorizations from the Argentinean government to conduct flight operations, including authorization certificates and technical operative certificates from ANAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

Argentina is a contracting state and a permanent member of the ICAO, an agency of the United Nations established in 1947 to assist in the planning and development of international air transport. The ICAO establishes technical standards for the international aviation industry, which Argentinean authorities have incorporated into Argentinean laws and regulations. In the absence of applicable Argentinean regulation concerning safety or maintenance, the ANAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all such relevant technical standards.

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

International Routes. As an airline providing services on international routes, LATAM Argentina is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Argentina and various other countries. There can be no assurance that existing bilateral agreements between Argentina and foreign governments will continue. Furthermore, a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

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

Airfare Pricing Policy. Argentine airlines are permitted to establish their own international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. However, there are government-fixed minimum prices for domestic flights. Government-fixed maximum prices were in place until February 3, 2016, when the government eliminated the controls that limited maximum prices, while retaining the minimum prices.

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

International Routes. As an airline providing services on international routes, LATAM Peru is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Peru and various other countries. There can be no assurance that existing bilateral agreements between Peru and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

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

Fundamentally, the EDGAC is responsible for:

•	ensuring that the national standards and technical regulations and international ICAO standards and regulations are observed;

•	keeping records on insurance, airworthiness and licenses of Ecuadorian civil aircraft;

•	maintaining the National Aircraft Registry;

•	issuing licenses to crews;

•	controlling air traffic control inside domestic air space;

•	approving shared codes; and

•	modifying operations permits.

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

Airfare Pricing Policy. Since July 2007, as stated in resolution 3299 of the Aeronautical Civil entity, bottom level airfares for both international and domestic transportation were eliminated. Under resolution 904 issued in February 2012, the Aeronautical Civil authority ceased to impose the obligation of charging a fuel surcharge for both domestic and international transportation of passengers and cargo. As of April 1, 2012, air carriers may now freely decide whether or not to charge a fuel surcharge. In the case that a fuel surcharge charged, it must be part of the fare, but shall be informed separately on the tickets, advertising or other methods of marketing used by the company.

In the same line, as of April 1, 2012 there is no longer any restriction on maximum fares published by the airlines or with respect to the obligations for air carriers to report to the Aeronautical civil authority the fares and conditions the day after being published.

Administrative fares are not subject to any changes, and its charge is mandatory for the transport of passengers under Aeronautical Civil Regulations. Differential administrative fares apply to ticket sales made through internet channels.

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

Since October 1997, LATAM and LATAM Chile follow a self-regulatory plan, which was modified and approved by the Tribunal de la Libre Competencia (the Competition Court) in July 2005, and further in September 2011. In February 2010, the Fiscalía Nacional Economica (the National Economic Prosecutor’s Office) finalized the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

As a condition to the combination between LAN and TAM in June 2012, the antitrust authorities in Chile and in Brazil each imposed certain mitigation measures as part of their approval of the combination . Furthermore, the association was submitted to the antitrust authorities in Germany, Italy and Spain. All these jurisdictions granted unconditional clearances for this transaction. The association was filed with the Argentinean antitrust authorities, which approval is still pending. For more information regarding these mitigation measures please see below:

Chile

On September 21, 2011, the TDLC issued a decision (the “Decision”) with respect to the consultation procedure initiated on January 28, 2011 in connection with the proposed combination between LAN and TAM. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

1.	exchange of certain slots in the Guarulhos Airport at Sao Paulo, Brazil;

2.	extension of the frequent flyer program to airlines operating or willing to operate the Santiago-Sao Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the combination;

3.	execution of interline agreements with airlines operating the Santiago-Sao Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;

4.	certain capacity and other transitory restrictions applicable to the Santiago-São Paulo route;

5.	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;

6.	the obligation of LATAM to renounce to one global airline alliance within 24 months from the date in which the combination becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;

7.	certain restrictions on code-sharing agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or Gol for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements;

8.	the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Perú and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LATAM;

9.	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;

10.	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;

11.	certain restrictions regarding incentives to travel agencies;

12.	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;

13.	certain transitory restrictions on increasing fares in the Santiago-Sao Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and

14.	engaging an independent consultant, expert in airline operations, which for 36 months, and in coordination with the FNE, will monitor and audit compliance with the conditions imposed by the Decision.

On or about June 2015, the FNE initiated a legal claim against LATAM before the TDLC alleging that LATAM was not complying with certain mitigation conditions related to the code share agreements with airlines outside LATAM’s global alliance as referenced above. Although LATAM opposed this allegation and responded the claim accordingly, a settlement agreement was reached between the FNE and LATAM. The Settlement Agreement approved by the TDLC on December 22, 2015 terminated the legal proceeding initiated by the FNE and did not establish any violation of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Agreement did establish the obligation of LATAM to amend/terminate certain code share agreements and contract an independent third party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Agreement.

Brazil

The Brazilian Council for Economic Defense – CADE approved the LAN/TAM merger by unanimous decision during the hearing session of December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was part (Star Alliance or oneworld); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago, Chile. These impositions are in line with the mitigation measures adopted by the TDLC, in Chile.

C. ORGANIZATIONAL STRUCTURE

LATAM operates through seven main airlines: LATAM Airlines Group S.A., incorporated in Chile; Transporte Aéreo S.A. (“LATAM Airlines Chile”), a Chilean subsidiary; LAN Peru S.A. (“LATAM Airlines Peru”), a Peruvian subsidiary, Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LATAM Airlines Ecuador”), and Ecuadorian subsidiary, LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración Regional, Aires S.A. (“LATAM Airlines Colombia”), a Colombian subsidiary; TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”) incorporated in Brazil; and Transportes Aéreos del Mercosur S.A. (“LATAM Airlines Paraguay”), a Paraguayan subsidiary.

As of January 31, 2017 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 70% stake in LAN Peru through direct and indirect interests, a 55.00% stake of the voting shares of LAN Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LAN Ecuador, a 95% indirect stake in LAN Argentina, a 99.19% indirect stake in LAN Colombia and a 100.00% stake of the non-voting shares of TAM, and 48.99% of the voting shares and 100% ofthe non-voting of Holdco I S.A., who has 100.00% of the voting shares of TAM. Following changes in Brazilian law, which now permit foreign persons to own up to 49% of the voting capital of Brazilian airlines, on April 20, 2016, we increased our ownership of the voting shares of Holdco I S.A. to 48.99%. For a description of the 2012 combination with TAM, including TAM’s operating structure, see “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM.”

Our cargo operations are carried out by our affiliates under the new brand LATAM Cargo. Our cargo operations are complemented by the operations of certain related companies, such as Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil and Linea Aérea Carguera de Colombia S.A. (“LANCO”) in Colombia. As of January 31, 2016, we indirectly held 100% of the non-voting shares and 24.99% of the voting shares of MasAir, 100% of the non-voting shares and 20% of the voting shares of ABSA, and a 90% stake in LANCO through direct and indirect participations. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of ABSA. Following the combination between LAN and TAM, we have coordinated the operations of ABSA and TAM Cargo in Brazil. In the cargo business, we market ourselves primarily under the LATAM Cargo brand internationally.

D. PROPERTY, PLANT AND EQUIPMENT

Chile

Headquarters

Our main facilities are located on approximately five acres of land that we own near the Comodoro Arturo Merino Benítez International Airport. The complex includes approximately 150,695 square feet of office space, 32,292 square feet of conference space and training facilities, 9,688 square feet of dining facilities and mock-up cabins used for crew instruction.

In addition, we occupy 17,715 square feet for our executive offices in a more central location of Santiago, Chile. This space includes five floors owned by LATAM in one building and 16 leased floors in an adjacent building. We also own one additional floor of 11,840 square feet at the Arrau Building in Santiago, Chile.

Maintenance Base

Our 877,258 square foot maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 53,820 square foot office building plus a 10,000 square foot office and workshop space. We also lease from the DGAC 193,750 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. Our lease has a duration of 14 years.

Other Facilities

We own sixteen acres of land and a building on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. This facility features three full-flight simulators for Boeing 767, Airbus A320 and Boeing 737 aircraft.

Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our affiliates that operates import customs warehouses, utilizes an import warehouse and office building at the Comodoro Arturo Merino Benítez International Airport. This 172,000 square foot building was developed in conjunction with two other operators. We have leased these facilities since 2004 and we will continue to operate there until March 2017. During April 2017, we will transfer our operations to a 5,600 m² warehouses located at Comodoro Arturo Merino Benítez International Airport.

Brazil

Headquarters

LATAM Airlines Brazil’s main facilities are located in São Paulo, in hangars within the Congonhas Airport and nearby. At Congonhas Airport, LATAM Airlines Brazil leases office facilities in converted hangars belonging to INFRAERO (the Local Airport Administrator). These facilities comprise 60,380 m².

The LATAM Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport. This property, which LATAM Airlines Brazil owns, is used for human resources selection, medical services, training, mock-ups and offices- The Service Academy comprises 15,342 m² of land area and 9,032 m² of building area.

We also lease office space for corporate purposes in the city of São Paulo, where we operate 1,500 workstations distributed in 11 floors.

Base Maintenance

At Hangars II and V in Congonhas Airport, which TAM leases from INFRAERO, LATAM Airlines Brazil has 21,727 m² of offices and hangars with about 1,300 workstations. This site also houses the aircraft maintenance, procurement, aeronautical materials logistics and retrofitting departments.

Headquarters of the Presidency

Completed in 2013, the Headquarters of the Presidency has an area of 5,066 m², space for 641 workstations. The headquarters is located at the Tower Bridge Building in the Brooklin region of São Paulo.

Other Facilities

In São Paulo, LATAM Airlines Brazil has other facilities, including: Uniform Building, used for storage and delivery of uniforms; a Call Center Building with 3,199 m2, distributed over 5 floors (plus a ground floor and a basement) that currently holds about 400 workstations and support rooms (meetings / training / dining room / coordination) of the operations of Call Center Reservations, Talk to People and LATAM Cargo Brazil back office.

In Guarulhos, LATAM has a total area of approximately 12,894 m2 distributed within the Passenger Terminal, including areas such as Check-in, Ticket Sales, Check Out, Operations Areas, VIP Lounges, Aircraft Maintenance, GSE, Cargo Terminal, Distribution Centers, etc. The Cargo Terminal has 164 m2 of office and 8,534 m2 of open area. Our Distribution Centre Supplies area occupies 3,030 m2.

New Facilities

TAM completed several infrastructure projects in Brazil during 2016. The main highlights are:

1. New Cargo Warehouses in Fortaleza and Rio de Janeiro: total of 3,500 m².

2. Terminal transfers in São Paulo- Viracopos and Goiânia: total of 250 m².

3. Relocation of office areas in Rio de Janeiro and São José do Rio Preto: total of 650 m².

4. Improvement of Hangar 3 at Congonhas: 4,060 m2.

Other locations

We occupy a 36.3 acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 44,650 square feet corporate building, a 380,000 square feet cargo warehouse (including an 116,670 square meter cooling area) and a 783,000 square feet aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. The rent we pay annually for all facilities totals US$9.6 million.

In June 2016 we received the final occupancy permit for a new hangar at the Miami International Airport. The property has a 50,785 square feet aircraft maintenance space, sufficient to house a Boeing B777 aircraft, in addition to a 32,440 square feet area designated for office space.

In addition, LATAM holds leases to airport concessions, administrative and sale offices, hangars and maintenance areas in Argentina, Colombia, Ecuador, and Peru.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.

The summary consolidated annual financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2016, 82.7% of our total revenues (including for this purpose other income from operating activities) came from passenger revenues and 11.7% came from our cargo business. The remaining 5.7% was classified as other operating income, which consists primarily of revenues generated from our coalition and loyalty program Multiplus, tour operator services, aircraft leasing, customs and warehouseing services, third-party maintenance, duty free sales and other miscellaneous income.

Our operating environment in 2016 was marked by a generally weak macroeconomic environment in Latin America, including slower GDP growth or GDP contraction. In Brazil specifically, where GDP declined by 3.5% in 2016, the macroeconomic environment was marked by political corruption issues leading to a marked decrease in business and consumer confidence levels. LATAM Airlines Group successfully managed capacity throughout its markets in order to address this challenging environment, and continued to rationalize capacity in line with demand conditions on both domestic and international operations in the Brazilian market.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, and the attractiveness of the destinations that we serve. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers, or ASKs, which represents the sum, across our network, of the number of seats we make available for sale on each flight, multiplied by the kilometers flown by the respective flight. We measure traffic in RPKs, as the sum, across our network, of the number of passengers on each flight multiplied by the number of kilometers flown by the respective flight. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Last, we use yield, revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—A. Selected Financial Data.”

Passenger demand over the past years has been affected as a result of weaker economic environments in some Latin American countries, reflected in slower GDP growth trends and depreciated currencies, and increases in competition from operators to South America and within the region.

During 2016, domestic operations of our affiliate carriers based in the Spanish speaking countries (“SSC”, which includes Chile, Peru, Argentina, Colombia and Ecuador) continued to show growth in terms of traffic and remained profitable, in spite of the economic slowdown in some countries. Our SSC business in 2016 grew at a higher pace than in 2015; we increased capacity (as measured in ASKs) by 8.0% as compared to 2015, in line with our 8.0% growth in passenger traffic (as measured in RPKs), maintaining our load factors at 80.9%. However, yields in the SSC domestic markets continue to be under pressure, due largely to the decline of fuel prices, the depreciation of local currencies, (mainly the Argentinian Peso and the Colombian Peso, which depreciated by 59.2% and 11.0% respectively, during 2016), and increased competition in certain markets. The combination of these factors resulted in a 16.5% decline in revenue per ASK in US dollars as compared to 2015.

In our domestic operations in Brazil, we continued to adjust capacity in response to a weak demand environment. LATAM Airlines Brazil reduced capacity (as measured by ASKs) by 11.5%, while passenger traffic (as measured in RPKs) decreased by 10.7%, allowing for an improvement of 0.8 percentage points in load factors, which reached a healthy 82.3%. LATAM Airlines Brazil ended the year with an increase of 6.3% in our revenues per ASK in Brazilian Reais as compared to 2015. Moreover, during the fourth quarter of 2016, revenues per ASK (RASK) increased by 34.8% as compared to the same quarter of 2015, driven by a 14.8% increase in RASK in BRL as well as by the 14.3% average appreciation of the Brazilian Real.

In our international operations, we increased our passenger capacity by adding new destinations and strengthening the use of our regional hubs, consistent with the Company’s focus on network improvements. Brazilian international demand was also adversely affected by the weak macroeconomic conditions in the country. For this reason, LATAM Airlines Brazil reduced its capacity on routes with weaker demand, specifically between Brazil and the US, with a significant recovery in unit revenues as compared to 2015, especially in the second half of the year. On the other hand, the other affiliates added capacity on healthy routes, primarily from the Spanish Speaking Countries to destinations in the US and Europe. As a result, capacity in those markets (as measured by ASKs) increased by 5.6%, while traffic (as measured in RPKs) increased 7.4%, resulting in an improvement of 1.4 percentage points in load factors, which reached 86.2%, while the revenue per ASK (RASK) declined 9.9% in US dollars. A portion of the RASK decline is related to lower fuel prices and devaluation of local currencies during 2016 as compared to 2015.

Although 2016 was a challenging year, with weakening regional economies and recession in Brazil, devalued local currencies and high inflation rates in certain countries, LATAM continues to be the best positioned airline group in Latin America to respond to these challenging conditions, as we continue to improve our margins, generate cash flow and deleverage our balance sheet, showing the resilience of our business model. Our management has been proactive in addressing these economic challenges. We continue to pursue initiatives to further reduce costs, and we also successfully restructured our fleet commitments to adapt fleet deliveries to the current demand environment in the region, reaching historically low levels of fleet commitments for 2017.

Cargo Operations

Our cargo operations depend on exports from South America to North America and Europe, and imports from North America and Europe to South America, where Brazil is the main import market. Cargo markets are affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are affected by our capacity, traffic, load factors and yield. Our capacity is measured in terms of available ton kilometers, or ATKs, which represents the number of tons available across our network for the transportation of cargo on each flight, multiplied by the kilometers flown by the respective flights. We measure traffic in revenue ton kilometers, or RTKs, as the amount of cargo loads (measured in tons) on each flight multiplied by the number of kilometers flown by the respective flights. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers.

Finally, we use cargo yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo one kilometer.

During 2016, cargo traffic decreased 8.7%, reflecting a challenging scenario in Latin American cargo markets mainly due to a strong decline in Brazilian imports affected by recessionary conditions and currency devaluation. However, Latin American exports remain at healthy levels, notwithstanding lower production in the salmon industry in Chile. Revenues per ATK declined by 8.5% as fares continued to be pressured by the competitive landscape and low fuel prices. The Company continued its rational and disciplined approach toward freighter capacity utilization, while focused on maximizing the belly utilization of our passenger fleet. Consistent with this approach, we are currently sub-leasing three of our 767-300Fs and one of our 777-200Fs to a third party operating in a different market.Our cargo capacity decreased by 5.3% in 2016, resulting in a load factor of 51.7%.

Cost Structure

LATAM Airlines Group’s costs are largely driven by the size of our operations, fuel prices, fleet costs and exchange rates. Our operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses. The following is a discussion of the drivers of the most important costs.

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. At the end of 2015, fuel prices were relatively low, principally due to an aggregate excess supply from exporter countries (mainly OPEC members and Russia), which offset the lower production by shale oil companies in the U.S. In 2016, fuel prices followed the same trend largely due to the agreement reached by Iran and the largest economies regarding Iran’s nuclear program, ending the penalties imposed on that country’s oil exports. However, the concerns and speculations regarding the actual implementation of this agreement put pressure on fuel prices toward the end of 2016. LATAM Airlines Group has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating of benefits from fuel price reduction. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs is denominated in Chilean pesos and in Brazilian reais, appreciation of these currencies against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect our results. Depreciation of local currencies results in decreases in costs in dollars. Other important drivers of personnel expenses are average headcount and average wages.

Commissions paid to travel and cargo agents are also a significant cost to the Company. We compete with other airlines over the amount of commission we pay per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents.

Fleet related expenses, namely aircraft rentals and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under operating leases. These costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates.

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2016 compared to year ended December 31, 2015.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2016, and December 31, 2015. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2016	2015	2016	2015	2016/2015 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	7,877.7	8,410.6	87.6%	86.4%	(6.3%)
Cargo	1,110.6	1,329.4	12.4%	13.6%	(16.5%)

Total operating revenues	8,988.3	9,740.0	100.0%	100.0%	(7.7%)

Cost of sales	(6,967.0)	(7,636.7)	(77.5%)	(78.4%)	(8.8%)
Gross margin	2,021.3	2,103.3	22.5%	21.6%	(3.9%)
Other operating income	538.7	385.8	6.0%	4.0%	39.6%
Distribution costs	(747.4)	(783.3)	(8.3%)	(8.0%)	(4.6%)
Administrative expenses	(873.0)	(878.0)	(9.7%)	(9.0%)	(0.6%)
Other operating expenses	(373.7)	(324.0)	(4.2%)	(3.3%)	15.4%
Financial income	74.9	75.1	0.8%	0.8%	(0.3%)
Financial costs	(416.3)	(413.4)	(4.6%)	(4.2%)	0.7%
Share of profit of investments accounted for using the equity method	0.0	0.0	0.0%	0.0%	0.0%
Foreign exchange gains/(losses)	121.7	(467.9)	1.4%	(4.8%)	(126.0%)

	Year Ended December 31,
	2016	2015	2016	2015	2016/2015 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Result of indexation units	0.3	0.6	0.0%	0.0%	(50.0%)
Other gains/(losses)	(72.6)	(55.3)	(0.8%)	(0.6%)	31.3%

Income (loss) before income taxes	273.9	(357.1)	3.1%	(3.5%)	(17.7%)
Income (loss) tax expense	(163.2)	178.4	(1.8%)	1.8%	(16.2%)

Net income (loss) for the period	110.7	(178.7)	1.3%	(1.7%)	(38.1%)

Income (loss) for the period attributable to the parent company’s equity holders	69.2	(219.3)	0.8%	(2.3%)	(131.6%)
Income (loss) for the period attributable to non-controlling interests	41.5	40.5	0.5%	0.4%	2.2%
Net income (loss) for the period	110.7	(178.7)	1.3%	(1.7%)	(38.1%)

Earnings per share
Basic earnings per share (US$)	0.12665	(0.40193)	n.a.	n.a.	(131.5%)
Diluted earnings per share (US$)	0.12665	(0.40193)	n.a.	n.a.	(131.5%)

*	The abbreviation “n.a.” means not available.

Net Income

Net income for the year ended December 31, 2016 equaled US$110.7 million, representing an improvement of US$289.4 million from a net loss of US$178.7 million in 2015. Net income attributable to the parent company’s shareholders was US$69.2 million in 2016, compared with a net loss of US$219.3 million in 2015. Results were positively impacted by a foreign exchange gain of US$ 121.7 million, compared to a net foreign exchange loss of US$467.9 million in 2015.

Operating Revenues

Our total operating revenues decreased by 7.7% to US$8,988.3 million in the year ended December 31, 2016 compared to revenues of US$9,740.0 million in 2015. The 2016 decrease in operating revenues was attributable to a 6.3% decrease in passenger revenues, and a 16.5% decrease in cargo revenues. Passenger and cargo revenues accounted for 87.6% and 12.4% of total operating revenues in 2016, respectively.

Our consolidated passenger revenues decreased by 6.3% to US$7,877.7 million in 2016 from US$8,410.6 million in 2015, as a result of a decrease of 6.9% in our unit revenues (“RASK”). Our capacity increased by 0.6%. The increase in capacity was a result of an 8.0% increase in our domestic Spanish-speaking countries operations and a 5.6% increase in our international operations, partially offset by a decrease of 11.5% in capacity in our domestic Brazil operations. Decreases in RASK reflect a decrease of 8.1% in consolidated yields, resulting from the slowdown in economic activity in the region, the depreciation of local currencies, a more competitive environment, and the pass-through of the savings in fuel costs to customers.

Cargo revenues decreased by 16.5%, to US$1,110.6 million in 2016 from US$1,329.4 million in 2015, as a result of a decrease of 5.3% in capacity (ATK) and a decrease of 11.7% in unit revenues (“RATK”). Capacity decreased in our cargo operations mainly as a result of a reduced freighter operation. Decreases in RATK reflect the still challenging cargo scenario in South America and in particular the weakness of the imports into the region, mainly to Brazil from North America and Europe, which has affected our cargo yields, which decreased by 8.5% in 2016 as compared to 2015.

Cost of Sales

Cost of sales decreased by 8.8% to US$6,967.0 million for the year ended December 31, 2016 (from US$7,636.7 million in 2015), mainly due to lower fuel expenses during the year and the positive impact of the depreciation of local currencies as well as our ongoing cost reduction program. As a percentage of total operating revenues, cost of sales decreased from 78.4% in 2015 to 77.5% in 2016.

The table below presents cost of sales information for the fiscal year ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015	2016	2015	2016/2015 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	8,988.3	9,740.0	100.0%	100.0%	(7.8%)
Cost of sales	(6,967.0)	(7,636.7)	(77.5%)	(78.4%)	(8.8%)

Aircraft Fuel	(2,056.6)	(2,651.1)	(22.9%)	(27.2%)	(22.4%)
Wages and Benefits	(1,479.5)	(1,553.8)	(16.5%)	(16.0%)	(4.8%)
Other Rental and Landing Fees	(1,077.4)	(1,109.8)	(12.0%)	(11.4%)	(2.9%)
Depreciation and Amortization	(960.3)	(934.4)	(10.7%)	(9.6%)	2.8%
Aircraft Rentals	(569.0)	(525.1)	(6.3%)	(5.4%)	8.3%
Aircraft Maintenance	(366.2)	(437.2)	(4.1%)	(4.5%)	(16.3%)
Passenger Services	(286.6)	(295.4)	(3.2%)	(3.0%)	(3.0%)
Other Costs of Sales	(171.4)	(129.9)	(2.8%)	(1.3%)	49.8%

The decrease in our cost of sales was driven by lower aircraft fuel expenses, which decreased by 22.4% to US$2,056.6 million in 2016 as a result of a 16.6% decrease in the full year average fuel price (excluding hedge). LATAM recognized a net loss of US$48.0 million in fuel hedging in 2016, compared to a fuel hedge loss of US$239.4 million in 2015. In 2016, the Company also recognized a US$40.3 million hedge loss related to foreign currency contracts, which were recognized in the fuel cost line compared to a US$19.2 gain million in 2015.

Depreciation and amortization increased by US$25.9 million, amounting to US$960.3 million, which represents an increase of 2.8% due to the increase in the number of owned aircraft, partially offset by the positive impact of the 4.5% depreciation of the Brazilian real.

Other rental and landing fees decreased by 2.9% to US$1,077.4 million in 2016 from U$1,109.8 million in 2015, mainly due to a decline in the rental of passenger and cargo capacity from third parties as well as lower handling costs.

Aircraft maintenance expenses decreased by 16.3%, from US$437.2 million in 2015 to US$366.2 million in 2016, mainly due to cost efficiencies related with the renewal of our fleet and lower maintenance expenses related to the redelivery of aircraft.

Aircraft rentals increased by 8.3% to US$569.0 million in 2016 from US$525.1 million in 2015 as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s and Airbus A350s), whereas returned aircraft have mainly been older models (i.e. Airbus A319s and A330s).

Passenger service expenses decreased by 3.0%, to US$286.6 million in 2016 compared to US$295.4 million in 2015, due mainly to a decrease of 1.3% in the number of passengers transported, as well as the decrease in on board services expenses, offset in part by an increase in passenger compensation.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) decreased by 3.9% from US$2,103.3 million in 2015 to US$2,021.3 million in 2016.

Other Consolidated Results

Other operating income increased in 2016 by 39.6%, from US$385.8 million in 2015 to US$538.7 million in 2016, mainly due to a US$80.1 million gains derived from aircraft sales and leaseback transaction (resulting in an operating lease) as well as a US$41.8 million increase in revenues from freighter aircraft leases and sales of fixed assets.

Distribution costs decreased by 4.6% from US$783.3 million in 2015 to US$747.4 million in 2016, mainly as a result of lower commissions to agents (which decreased by 11.1%, from US$302.8 million to US$269.3 million), in both the passenger and cargo businesses, representing a greater percentage decline than the 7.7% decline in passenger and cargo revenues.

Administrative expenses decreased by 0.6% from US$878.0 million in 2015 to US$873.0 million in 2016, mainly due to a decrease of 4.8% in wages and benefits (as a result of a 6.2% decline in average headcount), as well as the positive impact of the depreciation of certain local currencies on wages denominated in those currencies.

Other operating expenses increased by 15.4% from US$324.0 million in 2015 to US$373.7 million in 2016, driven by higher costs associated with fleet sales and redeliveries, and due to lower cost in 2015 as a result of negotiations with third parties relating to our passenger service system.

Financial income was essentially unchanged US$74.9 million in the year ended December 31, 2016 compared with US$75.1 million in 2015).

Financial costs increased by 0.7% to US$416.3 million in 2016 from US$413.4 million in 2015, mainly due to base interest rate increases on floating rate debt.

Exchange rate differences increased to a gain of US$121.7 million in 2016 from a loss of US$467.9 million in 2015, mainly resulting from the 16.5% appreciation of the Brazilian real between December 31, 2015 and December 31, 2016.

Income tax expense for 2016 amounted to US$163.2 million, as compared to an income tax benefit of US$178.4 million in 2015. This variation is explained mainly by improved pre-tax results in 2016 (US$273.9 million gain) compared with 2015 (US$357.1 million loss) resulting in increased income tax charges of US$196 million; the non-recognition of deferred taxes related to tax losses in Brazil from the fourth quarter of 2015 (non-recognition of US$90.4 million in 2016 vs US$16.9 million in 2015); the reversal in 2016 of tax provisions in Brazil in the amount of US$61.2 million in 2015; and other items of US$10 million. For more information, see Note 18 to our audited consolidated financial statements.

Out of Period Adjustments

The Company recorded out of period adjustments resulting in an aggregate net decrease of US$18.2 million to “Net income (loss) for the period” for the year ended December 31, 2016. These adjustments include a loss of US$39.5 million resulting from an account reconciliation process initiated after TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$11.0 million decrease reflects adjustments related to foreign exchange differences, also relating to the Company’s subsidiaries in Brazil. The balance of US$32.3 million includes mainly the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement of TAM’s financial statements. However, LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluded that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements of LATAM for the year ended December 31, 2016, or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2015 compared to year ended December 31, 2014.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2015, and December 31, 2014. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2015	2014	2015	2014	2015/2014 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Consolidated Results of Income by Function
Operating revenues
Passenger	8,410.6	10,380.1	86.4%	85.8%	(19.0%)
Cargo	1,329.4	1,713.4	13.6%	14.2%	(22.4%)

Total operating revenues	9,740.0	12,093.5	100.0%	100.0%	(19.5%)

Cost of sales	(7,636.7)	(9,624.5)	(78.4%)	(79.6%)	(20.7%)
Gross margin	2,103.3	2,469.0	21.6%	20.4%	(14.8%)
Other operating income	385.8	377.6	4.0%	3.1%	2.2%
Distribution costs	(783.3)	(957.1)	(8.0%)	(7.9%)	(18.2%)
Administrative expenses	(878.0)	(980.7)	(9.0%)	(8.1%)	(10.5%)
Other operating expenses	(324.0)	(401.0)	(3.3%)	(3.3%)	(19.2%)
Financial income	75.1	90.5	0.8%	0.7%	(17.0%)
Financial costs	(413.4)	(430.0)	(4.2%)	(3.6%)	(3.9%)

	Year Ended December 31,
	2015	2014	2015	2014	2015/2014 % change
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues
Share of profit of investments accounted for using the equity method	0.0	(6.5)	0.0%	(0.1%)	100.0%
Foreign exchange gains/(losses)	(467.9)	(130.2)	(4.8%)	(1.1%)	259.4%
Result of indexation units	0.6	0.1	0.0%	0.0%	500.0%
Other gains/(losses)	(55.3)	33.5	(0.5%)	0.3%	(265.0%)

Income (loss) before income taxes	(357.1)	65.2	(3.4%)	0.4%	(647.6%)
Income (loss) tax expense	178.4	(292.4)	1.8%	(2.4%)	39.0%

Net income (loss) for the period	(178.7)	(227.2)	(1.6%)	(2.0%)	(21.3%)

Income (loss) for the period attributable to the parent company’s equity holders	(219.3)	(260.0)	(2.2%)	(2.2%)	(15.7%)
Income (loss) for the period attributable to non-controlling interests	40.5	32.8	0.4%	0.3%	23.5%
Net income (loss) for the period	(178.7)	(227.2)	(1.8%)	(1.9%)	(161.0%)

Earnings per share
Basic earnings per share (US$)	(0.40193)	(0.47656)	n.a.	n.a.	(15.7%)
Diluted earnings per share (US$)	(0.40193)	(0.47656)	n.a.	n.a.	(15.7%)

*	The abbreviation “n.a.” means not available.

Net Income / Loss

Net loss for the year ended December 31, 2015 equaled US$ 178.7 million, representing an improvement of US$ 48.5 million from a net loss of US$227.2 million in 2014. Net loss attributable to the parent company’s shareholders improved to US$ 219.3 million in 2015 from US$260.0 million in 2014. Results for 2015 include an US$ 80 million provision recognized during the fourth quarter of the year for aircraft redelivery costs associated with the 2016 phase-out of the Airbus A330 (for more information, see Financial Statements Note 27 (e) – Restructuring Costs). Results were also impacted by a foreign exchange loss of US$ 467.9 million, (mainly resulting from the 49.0% depreciation of the Brazilian real between December 31, 2014 and December 31, 2015, and a US$41.0 million charge related to the adjustment in the exchange rate of cash held in Venezuela), as compared to a foreign exchange loss of US$130.2 million in 2014.

Operating Revenues

Our total operating revenues decreased by 19.5% to US$ 9,740.0 million for the year ended December 31, 2015, compared to revenues of US$ 12,093.5 million in 2014. The 2015 decrease in operating revenues was attributable to a 19.0% decrease in passenger revenues, and a 22.4% decrease in cargo revenues. Passenger and cargo revenues accounted for 86.4% and 13.6% of total operating revenues (defined as revenues from passenger and cargo operations, plus other operating income) in 2015, respectively.

Our consolidated passenger revenues decreased by 19.0% to US$8,410.6 million in 2015 from US$10,380.1 million in 2014, largely as a result of a decrease of 21.4% in our unit revenues (RASK). Our capacity increased by 3.1%. The increase in capacity was a result of a 6.4% increase in our international operations and a 4.8% increase in our domestic Spanish-Speaking Countries operations, and was partially offset by a decrease of 2.5% in capacity in our domestic Brazil operations. Decreases in RASK reflect a decrease of 21.1% in consolidated yields, resulting from the slowdown in economic activity in the region and depreciation of local currencies, mainly in Brazil.

Cargo revenues decreased by 22.4%, to US$1,329.4 million in 2015 from US$1,713.4 million in 2014, as a result of a decrease of 1.9% in capacity (ATK) and a decrease of 20.9% in unit revenues (RATK). Capacity decreased in our cargo operations mainly as a result of a reduced freighter operation and the sub-lease of two additional aircraft to another company. Decreases in RATK reflect the still challenging cargo scenario in South America and in particular the weakness of the imports into the region, mainly to Brazil, which have affected our cargo yields. During 2015, cargo yields decreased by 11.8% as compared to 2014.

Cost of Sales

Cost of sales decreased by 20.7% to US$7,636.7 million in the year ended December 31, 2015 from US$9,624.5 million in 2014, mainly due to lower fuel expenses in the year. As a percentage of total operating revenues, cost of sales decreased from 79.6% in 2014 to 78.4% in 2015.

The table below presents cost of sales information for the fiscal year ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	2015	2014	2015/2014 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	9,740.0	12,093.5	100.0%	100.0%	(19.5%)
Cost of sales	(7,636.7)	(9,624.5)	(78.4%)	(79.6%)	(20.7%)

Aircraft Fuel	(2,651.1)	(4,167.0)	(27.2%)	(34.5%)	(36.4%)
Wages and Benefits	(1,553.8)	(1,751.3)	(16.0%)	(14.5%)	(11.3%)
Other Rental and Landing Fees	(1,109.8)	(1,327.2)	(11.4%)	(11.0%)	(16.4%)
Depreciation and Amortization	(934.4)	(991.3)	(9.6%)	(8.2%)	(5.7%)
Aircraft Rentals	(525.1)	(521.4)	(5.4%)	(4.3%)	0.7%
Aircraft Maintenance	(437.2)	(452.7)	(4.5%)	(3.7%)	(3.4%)
Passenger Services	(295.4)	(300.3)	(3.0%)	(2.5%)	(1.6%)
Other Costs of Sales	(129.9)	(113.3)	(1.3%)	(0.9%)	14.6%

The decrease in cost of sales was driven by largely lower aircraft fuel expenses, which decreased by 36.4% to US$2,651.1 million in 2015 as a result of a 40.2% decrease in the full year average fuel price (excluding hedge losses). LATAM recognized a net loss of US$239.4 million in fuel hedging in 2015, compared to a fuel hedge loss of US$108.8 million in 2014. In 2015 the Company also recognized a US$19.2 million hedge gain related to foreign currency contracts, which were recognized in the fuel cost line.

Depreciation and amortization decreased by US$56.9 million, amounting to US$934.4 million, which represents a decrease of 5.7% (despite the increase in modern owned aircraft in our fleet), mainly as a result of the phase-out of leased aircraft with the consequent decrease in maintenance depreciation and the positive impact of the depreciation of the Brazilian real in the year as compared to 2014.

Other rental and landing fees decreased by 16.4% to US$1,109.8 million in 2015 from U$1,327.2 million in 2014, mainly resulting from lower aeronautical rates (in dollars) as a result of the depreciation of local currencies.

Aircraft maintenance expenses decreased by 3.4%, from US$452.7 million in 2014 to US$437.2 million in 2015, mainly as a result of fleet renewal initiatives and reduced operations.

Aircraft rentals increased by 0.7% to US$525.1 million in 2015 from US$521.4 million in 2014 despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s), whereas returned aircraft were mainly been older and smaller models (i.e. Airbus A319, Dash8 Q400 aircraft).

Passenger service expenses decreased by 1.6%, to US$295.4 million in 2015 compared to US$300.3 million in 2014, despite a flat the number of passengers transported, mainly due a decrease in passenger compensations and the positive effect of the depreciation of the Brazilian real on supplier costs.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) decreased by 14.8% from US$2,469.0 million in 2014 to US$2,103.3 million in 2015.

Other Consolidated Results

Other operating income increased in 2015 by 2.2%, from US$377.6 million in 2014 to US$385.8 million in 2015, mainly due to an increase of US$15.4 million in revenue from aircraft leased to third parties.

Distribution costs decreased by 18.2% from US$957.1 million in 2014 to US$783.3 million in 2015, mainly as a result of lower commissions to agents (which decreased by 17.2% from US$365.5 million to US$302.8 million),related to lower revenues, lower sales fulfillments in some countries and depreciation of local currencies.

Administrative expenses decreased by 10.5% from US$980.7 million in 2014 to US$878.0 million in 2015, mainly due to a decrease of 11.3% in wages and benefits resulting from a 5.0% decline in average headcount and the positive impact of the depreciation of the Brazilian real and Chilean peso on wages denominated in those currencies.

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

Financial costs (from non-financial activities) decreased by 3.9% to US$413.4 million in 2015 from US$430.0 million in 2014, mainly due to the recognition of US$23 million in breakage costs related to the sale and leaseback of four of our Boeing 777 aircraft during the first quarter of 2014.

Exchange rate differences worsened, from a loss of US$130.2 million in 2014 to a loss of US$467.9 million in 2015, mainly resulting from the 49.0% depreciation of the Brazilian real between December 31, 2014 and December 31, 2015.

We obtained an income tax benefit for 2015 of US$178.4 million, compared to an income tax expense of US$292.4 million in 2014. This variation is partially explained by an accounting charge of US$150.2 million in 2014 due to modifications made to the Chilean Tax System, consisting in a gradual increase of corporate income tax from 20% in 2014 to 27% by 2018. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 17 to our audited consolidated financial statements.

U.S. Dollar Presentation and Price-Level Adjustments

General

Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of LATAM are valued using the currency of the main economic environment in which each entity operates (the “functional currency”). The functional currency of LATAM is the U.S. dollar, which is also the currency of presentation of the audited consolidated financial statements of LATAM and its affiliates.

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

(c) Group entities

The results and financial position of all the LATAM entities (none of which operated in a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

(i)	The assets and liabilities of each consolidated statement of financial position are translated at the closing exchange rate on the date of the consolidated statement of financial position;

(ii)	The revenues and expenses of each results account are translated at monthly average rates; and

(iii)	All the resulting exchange differences are shown as a separate component in net equity.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (58% in 2016) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (56% in 2016) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (70.6% as of December 31, 2016), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2016, 61.8% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$467.9 million in 2015 and net foreign exchange gains US$121.7 million gain in 2016, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 29 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. These estimates principally relate to:

(a) Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of December 31, 2016 goodwill amounted to US$2,710.4 million (US$2,280.6 million as of December 31, 2015), while intangible assets with an indefinite useful life comprised airport slots of US$978.8 million (US$817.0 million as of December 31, 2015), loyalty program assets of US$326.3 million (US$272.3 million as of December 31, 2015) and trade marks of US$53.0 million at December 31, 2015.

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of December 31, 2016, amounted to US$2,176.7 million and US$533.7 million (US$1,835.1 million and US$445.5 million as of December 31, 2015), which included intangible assets with undefined useful life.

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	(in US$ million)
Airport Slots	978.8	817.0	—	—
Trade marks(1)		53.0	—	—
Loyalty program	—	—	326.3	272.3

(1)	At December 31, 2016, the Company has changed the estimated useful life of the brands from an indefinite useful life to a five-year period (see Note 15 to our audited consolidated financial statements).

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates these estimates on an annual basis, in light of conditions that affect these variables. The principal assumptions used, as well as the corresponding sensitivity analyses, are shown in Note 16 to our audited consolidated financial statements.

(b) Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on a straight-line model, except for certain technical components depreciated on cycles and hours flown. Useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

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

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 2.8 to our audited consolidated financial statements).

(c) Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal base of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of our deferred tax asset over the course of time. Additionally, these projections are tested to be consistent with those used to measure other long term assets. As of December 31, 2016 the company recognized deferred tax assets amounting to US$384.6 million (US$376.6 million at December 31, 2015), and had ceased to recognize deferred tax assets for tax losses amounting to US$115.8 million (US$15.5 million at December 31, 2015) (see Note 18 to our audited consolidated financial statements).

(d) Air tickets sold that are not actually used.

The Company treats advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when tickets expires unused, reducing corresponding deferred revenue. The Company evaluates on a monthly basis the probability that tickets will expire unused, based on the history of ticket utilization. Changes in this probability would have an impact on our revenue in the year in which the change occurs and in future years. As of December 31, 2016, deferred revenue associated with air tickets sold amounted to US$1,535.2 million (US$1,223.9 million as of December 31, 2015). As of December 31, 2016, we estimate that a hypothetical change of one percentage point in passenger behavior regarding to ticket usage, (that is, if during the 6 months after a sale the probability of utilization were 89% rather than 90%), would have a revenue impact of up to US$20.0 million.

(e) Valuation of loyalty points and kilometers issued to loyalty program members, pending usage.

As of December 31, 2016 and 2015, the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade, and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22 to our audited consolidated financial statements).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets issued by LATAM Airlines Group S.A. and affiliates, revenue is deferred until the transport service is provided or the corresponding tickets expire.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of unutilized points and kilometers issued to loyalty program members, adjusted for redemption probability.

According to IFRIC-13, the value of kilometers and points that the Company estimates are not likely to be redeemed (“breakage”), is recognized proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns. Changes in breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of December 31, 2016, deferred revenue associated with the LATAM Pass loyalty program amounted to US$896.2 million (US$973.3 million at December 31, 2015). As of December 31, 2016 a hypothetical change of 1% in the probability of usage would result in an impact of approximately US$30.6 million (US$30.0 million as of December 31, 2015). Deferred revenue associated with the LATAM Fidelidade and Multiplus loyalty programs amounted to US$392.1 million (US$452.3 million as of December 31, 2015). As of December 31, 2016 a hypothetical change of 2% in the probability of usage in these programs would result in an impact of approximately US$14.6 million (US$11.7 million as of December 31, 2015).

The fair value of kilometers is determined by the Company based on its best estimate of the price at which they have been sold in the past. As of December 31, 2016 a hypothetical change of 1% in the fair value of unused kilometers would result in an impact of approximately US$8.4 million (US$8.8 million as of December 31, 2015).

(f) Required provisions and their valuation as necessary

Known contingencies are recognized when the Company has an effective legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingencies.

(g) Investment in subsidiary (TAM)

Management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and its affiliates, for accounting purposes, and has therefore consolidated the financial statements of TAM S.A. and its affiliates.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, entitling LATAM to substantially all economic benefits generated by TAM, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary for the operation of the airlines require affirmative votes by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board. The CEO of TAM functionally reports to the CEO of LATAM.

The CEO of LATAM also evaluates the performance of LATAM Group executives including the CEO of TAM and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed. In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

Recently Issued Accounting Pronouncements

(a) Accounting pronouncements with implementation effective from January 1, 2016:		Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

Amendment to IFRS 11: Joint arrangements.	Accounting for acquisitions of interests in joint operations	May 2014	January 1, 2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	Clarification of acceptable methods of depreciation and amortization	May 2014	January 1, 2016

Amendment to IAS 27: Separate financial statements.	Equity Method in Separate Financial Statements	August 2014	January 1, 2016

Amendment IAS 1: Presentation of Financial Statements.	Disclosure initiative	December 2014	January 1, 2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of interests in other entities and IAS 28: Investments in associates and joint ventures.	Investment Entities: Applying the consolidation exception	December 2014	January 1, 2016

Improvements to International Financial Reporting Standards (2012-2014 cycle):		September 2014	January 1, 2016

IFRS 5 Non-current assets held for sale and discontinued operations.	Changes in methods of disposal.

IFRS 7 Financial instruments: Disclosures.	Servicing contracts. Applicability of the amendments to IFRS 7 to condensed interim financial statements

IAS 19 Employee benefits.	Discount rate: regional market issue.

IAS 34 Interim financial reporting.	Disclosure of information ‘elsewhere in the interim financial report’.

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and for which early adoption has not been effected :		Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

Amendment to IAS 7: Statement of Cash Flows.	Disclosure initiative	January 2016	January 1, 2017

Amendment to IAS 12: Income Taxes.	Recognition of Deferred Tax Assets for Unrealised Losses	January 2016	January 1, 2017

IFRS 9: Financial instruments.	Disclosure initiative	December 2009	January 1, 2018

Amendment to IFRS 9: Financial instruments.	Novation of derivatives and continuation of hedge accounting	November 2013	January 1, 2018

IFRS 15: Revenue from contracts with customers (1).	Implementation	May 2014	January 1, 2018

Amendment to IFRS 15: Revenue from contracts with customers.	Clarifications	April 2016	January 1, 2018

Amendment to IFRS 2: Share-based payments	classification and measurement of share☐based payment transactions	June 2016	January 1, 2018

Amendment to IFRS 4: Insurance contracts.	Pendiente Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	September 2016	January 1, 2018

Amendment to IFRS 40: Investment property	Transfers of investment property	December 2016	January 1, 2018

IFRS 16: Leases (2).	Disclosure initiative	January 2016	January 1, 2019

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	Sale or contribution of assets between an Investor and its associate or joint venture	September 2014	To be determined

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and for which early adoption has not been effected :		Date of issue	Mandatory Application: Annual periods beginning on or after

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle):		December 2016

IFRS 1: First-time adoption of international financial reporting standards.	Deletion of short-term exemptions for first-time adopters		January 1, 2018

IFRS 12 Disclosure of interests in other entities.	Clarification of the scope of the Standard		January 1, 2017

IAS 28 investments in associates and joint ventures.	Measuring an associate or joint venture at fair value		January 1, 2018

(iii) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	Disclosure initiative	December 2016	January 1, 2018

(1)	The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16.

IFRS 15 – “Revenue from Contracts with Customers” supersedes the standard for revenue recognition currently used by the Company, i.e. IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 supersedes the following standards and interpretations: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

We are currently evaluating how the adoption of the revenue recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a significant impact on our implementation. We currently believe the adoption will not have a significant impact on passenger and cargo revenue recognition. However, the impact on revenue and liability for our frequent flyer program is still being analyzed.

(2)	IFRS 16 – “Leases” adds important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This means, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associated with the agreement. Monthly lease payments will be replaced by asset depreciation and a financial cost on the income statement.

We are currently evaluating how the adoption of the leases recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a material impact on our implementation. Currently, we expect that the adoption of the new lease standard will have a material impact on our consolidated balance sheet due to the recognition of right-of-use assets and lease liabilities principally for certain leases currently accounted for as operating leases.

LATAM Airlines Group S.A. and affiliates are still assessing these standards to determine the effect on their Financial Statements, covenants and other financial indicators.

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

The table below reconciles our operating expenses (as defined by IFRS) for 2016, 2015 and 2014 to costs used in the calculation of “Cost per ASK-equivalent” and “Cost per ASK-equivalent excluding fuel price variations” for such periods.

	2016	2015	2014
Cost per ASK-equivalent
Operating expenses (US$ thousands)	8,959,185	9,611,907	11,957,780
+ Interest expense (US$ thousands)	416,336	413,357	430,034
– Interest income (US$ thousands)	74,949	75,080	90,500
Divided by system’s ASK-equivalents (million)	205,537.5	208,722.5	206,197.9
= Cost per ASK equivalent (US$ cents)	4.52	4.77	5.96
Cost per ASK-equivalent excluding fuel price variations
Operating expenses (US$ thousands)	8.959,185	9,611,907	11,957,780
+ Interest expense (US$ thousands)	416,336	413,357	430,034
– Interest income (US$ thousands)	74,949	75,080	90,500
– Aircraft fuel (US$ thousands)	2,056,643	2,651,067	4,167,030
Divided by system’s ASK equivalents (millions)	205,537.5	208,722.5	206,197.9
= Cost per ASK-equivalent excluding fuel price variations (US$ cents)	3.52	3.50	3.94

Other Operating Measures

LATAM uses revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis. To obtain unit revenues, we divide our passenger revenues by our total ASKs and our cargo revenues by our total ATKs. We use our revenues as defined under IFRS for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. This metric is not an IFRS measure of performance or liquidity. It should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2016	2015	2014
Passenger Revenues (US$ million)	7,877.72	8,410.61	10,380.12
ASK (million)	134,967.69	134,167.14	130,200.94
Passenger Revenues/ASK (US$ cents)	5.84	6.27	7.97
Cargo Revenues (US$ million)	1,110.63	1,329.43	1,713.38
ATK (million)	6,704.13	7,082.76	7,219.71
Cargo Revenues/ATK (US$ cents)	16.57	18.77	23.73

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is generally higher demand for air transportation services in the second half of the year, making the second quarter the weakest for the Company. However, seasonality is partially mitigated by LATAM’s having higher-than-market average concentration of business travel (which is less sensitive to seasonality). Additionally, the expansion of the Company into other countries with different seasonal patterns has also moderated the overall seasonality of the passenger business.

B. Liquidity and Capital Resources

LATAM’s cash and cash equivalents totaled US$949.3 million as of December 31, 2016, US$753.5 million as of December 31, 2015 and US$989.4 million as of December 31, 2014. Additionally, the Company had short term marketable securities totaling US$537.0 million as of December 31, 2016, US$606.4 million as of December 31, 2015 and US$544.4 million as of December 31, 2014. In the aggregate, LATAM’s cash and cash equivalents and marketable securities totaled US$1,486.3 million as of December 31, 2016, US$1,361.1 million as of December 31, 2015 and US$1,533.8 million as of December 31, 2014.

The US$126.4 million increase in our cash and cash equivalents and marketable securities from 2015 to 2016 is the result of a reduction in the cash flow from operation that was offest bya US$560 million inflow from pre-delivery payments during 2016 and the subscription by Qatar Airways of a capital increase of US$608.5 million into LATAM.

The US$173.9 million decrease in our cash and cash equivalents and marketable securities from 2014 to 2015 is the result of positive cash flows from operations of US$1,715.5 million used to pay financial obligations and investment commitments, and to initiatives including LATAM’s liability management of its TAM notes together with the financing of its arriving fleet through the issuance of Enhanced Equipment Trust Certificates (“EETC”). In June 2015, LATAM executed a liability management transaction in which the Company redeemed US$300.0 million senior unsecured notes issued by TAM’s subsidiary, Tam Capital 2 Inc. and issued LATAM’s inaugural US$500.0 million senior unsecured notes. Additionally in June 2015, LATAM issued Enhanced EquipmentTrust Certificates (“EETC”) for an aggregate face amount of approximately US$1,020.8 million to finance 17 new aircraft deliveries. LATAM recognized the EETCs as debt upon delivery of each Aircraft. At December 31, 2015 the escrow of proceeds from the issuance of the EETC amounted US$345.1 corresponding to five aircraft received during 2016 and one to be received in 2016.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2016, 2015 and 2014 and our total cash position as of December 31, 2016, 2015 and 2014.

	2016	2015	2014
	(in US$ millions)
Net cash flows from operating activities	992.1	1,715.5	1,331.4
Net cash flow from (used in) investing activities	(443.0)	(1,739.1)	(899.1)
Net cash flows from (used in) financing activities	(396.3)	(128.4)	(1,320.2)
Effects of variation in the exchange rate on cash and cash equivalents	43.0	(83.9)	(107.6)
Cash and cash equivalents at the beginning of the year	753.5	989.4	1,984.9
Cash and cash equivalents at the end of the year	949.3	753.5	989.4

In addition to cash and marketable securities LATAM has access to short term credit lines. As of December 31, 2016, LATAM had working capital uncommitted credit facilities for a total amount of US$1,193.0 million, of which US$830.0 million was drawn as of December 31, 2016, and committed credit lines in the form of a revolving credit facility (“RCF”) for an amount of US$325.0 million, of which $0 was drawn. The Company’s plan is to maintain the RCF undrawn, in line with maintaining adequate levels of liquidity considering the current volatile market conditions. The RCF is secured by spare parts, engines, and aircraft.

Net cash flows from operating activities

Cash from operations is derived primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2016 decreased US$723.3 million, or 42.2%, from US$1,715.5 million, mainly due to changes in working capital.

The main impacts on working capital were the reduction in prepayments of credit card receivables in Brazil in the amount of US$255.4 and the US$ 108.0 million related to the non-payment in 2015 of the performance bonuses of 2014. Other impacts include the appreciation of the Brazilian Real contingencies, and contingencies reflected the payment of a guarantee to continue certain legal proceedings at the tax courts in Brazil.

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

Net cash flow used in investing activities

Net cash used in investing activities in 2016 decreased US$1,296.1 million from US$1,739.1 million in 2015 to US$443.0 million in 2016, due to a reduction in purchases of property, plant and equipment. This reduction resulted mainly from a US$559.5 million inflow from pre delivery payments during 2016, as opposed to an outflow of US$128.4 million during 2015. In addition, during 2016, there was a net inflow of US$263.0 million from sale and purchase of debt instruments of other entities, in constrast to an outflow of US$184.7 million during 2015.

Net cash used in investing activities in 2015 increased US$840.0 million from US$899.1 million in 2014 to US$1,739.1 million in 2015, due primarily to a one-time impact related to the sale and leaseback of four B777 aircraft recognized during 2014 as an asset sale of US$510.5 million. Capital expenditures for aircraft increased US$127.0 million in 2015 compared to 2014, including costs to acquire eight narrow body aircraft and four wide body aircraft, compared to nine narrow body aircraft and three wide body aircraft in 2014.

Net cash flows used in financing activities

In 2016, net cash used in financing activities totaled US$396.3 million, an increase of US$267.9 million from the US$128.4 million in cash generated by financing activities in 2015. The variation resulted primarily from a significant increase in loan repayments from US$1,263.8 million to US$2,121.1 million, which was compensated by the capital increase of US$608.5 million subscribed and paid during 2016.

In 2015, net cash used in financing activities totaled US$128.4 million, a decrease of US$1,191.8 million from the US$1,320.2 million in cash used in financing activities in 2014. This reduction reflects the conclusion of the liability restructuring and reduction plan executed during the same period in 2014, whereby the Company reduced its financial obligations by approximately US$ 1,049.0 million.

Sources of financing

Long term

We typically finance our fleet with long-term loans covering between 80% and 100% of the net purchase price. We also finance our aircraft under sale and leaseback arrangements in order to add flexibility to our fleet. For more information regarding fleet financing, please refer to certain information below and to “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing including securitization of ticket receivables or the securitization of fleet and engines or the issuance of additional debt or equity securities.

Short term

We have generally been able to arrange for short-term loans with local Chilean and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2016, we maintained US$ 1,518 million in short-term credit lines with both local and foreign banks, including US$325 million of committed credit lines of which $0 was drawn as of December 31, 2016.

We have diversified our sources of short term financing to include the following: PAE (“Prestamos a Exportadores”), which are foreign currency short term loans granted to exporting parties in Chile mainly to finance working capital; Credit card advances, a financial alternative where the bank advances to the Company a percentage of the cash inflows related to the credit card sales on installments.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$694.4 million in 2016, US$1,569.7 million in 2015 and US$1,440.4 million in 2014, and purchases of intangible assets totaled US$88.6 million in 2016, US$52.5 million in 2015 and US$55.8 million in 2014. See “—Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures for 2017, 2018 and 2019 calendar years:

		Estimated capital expenditures by year, as of December 31, 2016
	2017	2018	2019	2020
	(in US$ millions)
Fleet Commitments (1)	469	555	1,589	1,503
PDPs (2)	135	269	(41)	(18)
Other expenditures (3)	524	504	530	531

(1)	The amount of Fleet Commitments presented includes all the commited deliveries with estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery, regardless of the financiation the aircraft will have upon arrival, thus representing the sum of aircraft capex and future sale and leasebacks.
(2)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.
(3)	Other Expenditures include expenditures on spare engines and parts, maintenance of on balance fleet, projects and others, plus purchases of intangible assets.

C. Research and Development, Patents and Licenses, etc.

LATAM has registered the trademarks “LATAM,” “LATAM Airlines Chile,” “LATAM Airlines Peru,” “LATAM Airlines Argentina” and “LATAM Airlines Ecuador” with the trademark office in Chile, Peru, Argentina and Ecuador, respectively. We license certain brands, logos and trade dress under the alliance agreement with oneworld® related to LATAM’s alliance. As long as LATAM is a member of oneworld®, it will have the right to continue to use current logos on its aircraft.

TAM holds or has filed registration applications for 216 trademarks before the Instituto Nacional da Propriedade Industrial (“INPI”), the body with jurisdiction for registering trademarks and patents in Brazil, and 100 trademarks before the bodies with jurisdiction for registering trademarks in other countries in which TAM operates. Currently, TAM is aware of one opposition filed by a third party challenging one of these applications.

D. Trend Information

For 2017, LATAM expects total passenger ASK growth to be between 0% and 2%. International passenger ASK growth for full year 2017 is expected to be between 0% and 2%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to decrease between 2% and 0%. ASKs in Spanish-speaking countries are expected to increase by approximately 4% to 6%.

Regarding cargo operations, LATAM expects cargo ATKs to decrease between 12% and 10% for full year 2017, driven by the withdrawals of two of four Boeing 777s-200F, which are currently classified as held for sale, and, two Boeing 767-300F, during 2017.

In a context of increasing competitive pressures from different players across the region, including low cost operators, it is our goal to continue to increase the efficiency of our operations, allowing us to provide the best and most convenient options for our customers with the distinctive customer experience LATAM passengers expect. In this context, LATAM has undertaken an important project to introduce a new travel model for domestic operations in the six domestic markets where we operate in South America, in order to address the changing dynamics of customers and the industry. The main objective of this project is to increase our competitiveness and ensure the sustainability of our domestic operations business model in the long term. For more information on this new travel model, see “Item 4. Information on the Company—B. Business Overview—Passenger Operations—Business Model for Domestic Operations”.

Over the last year, we have implemented significant changes with the objective of transforming LATAM into a simpler, leaner and more efficient group. We have made these changes amidst a challenging and volatile macroeconomic scenario in the region. At the same time, the Company continues to strengthen its network, taking advantage of specific opportunities for profitable growth in LATAM’s South American Spanish-speaking markets (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador). During 2016, we inaugurated new routes connecting our Lima hub with secondary cities (mainly in Argentina), as well as launched a new flight from Lima to Washington, DC. In addition, in October 2016 we launched the route between São Paulo and Johannesburg, becoming the first airline in Latin America to connect our region with a country in the African continent. We have also announced the launch of our longest non-stop flight (between Santiago, Chile and Melbourne, Australia), starting in October 2017.

During 2016, we also announced joint business agreements with American Airlines and British Airways and Iberia, subject to regulatory approval in different countries, which will allow our passengers access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, increased potential for developing new routes and adding more direct flights to new destinations, as well as to destinations already served by LATAM, among other initiatives.

In response to the macroeconomic slowdown in South America and the resulting deceleration in growth of demand for air travel, we are currently working on rightsizing our fleet, targeting a decrease of US$2.0 to US$3.0 billion in our expected fleet assets for 2018 through postponements, cancellations, redeliveries and asset sales. During 2016, the Company achieved a total asset reduction of US$ 2.2 billion and expects to continue with further adjustments for the upcoming years.

Regarding fuel, we will continue to use fuel hedging programs and fuel surcharge mechanisms in both our passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. LATAM has hedged approximately 33%, 45% and 19% of its estimated fuel consumption for the first, second and third quarters of 2017 respectively.

E. Off-Balance Sheet Arrangements

As of December 31, 2016 the Company had 102 aircraft (of which 19 are obligations of TAM and 83 are obligations of LATAM) and 10 aircraft engines under operating leases. These operating leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2016 was US$ 3,255 million, for all remaining periods through maturity (the latest of which expires in 2028). See “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

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

LATAM operates 12 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third-party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability. Of LATAM’s total tax leases, nine TAM tax leases are classified as operating leases for accounting purposes as of December 31, 2016.

As of December 31, 2016, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 33 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Long Term Indebtedness

Long Term Indebtedness

Secured Debt

Aircraft Debt

1.	ECA/EX-IM: Bank guaranteed bonds like Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt, as of December 31, 2016, was US$ 3,269 million. In general, ECA ans EX –IM financing have a 12-year repayment profiles.

2.	Enhanced Equipment Trust Certificates (“EETC”): In June 2015, LATAM issued the first EETC in Latin America for an aggregate face amount of approximately US$ 1,021 million to finance 17 new aircraft deliveries composed by 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively. As of December 31, 2016, the EETC debt was US$ 962 million.

3.	Bank Commercial Loans: As of December 31, 2016, bank commercial loans debt was US$ 1,697 million.

4.	Tax Leases: LATAM has secured debt with tax leases through Japanese Leases with a call option (“JOLCO”) and Spanish Leases (“SOL”) structures. As of December 31, 2016, tax leases were US$ 108 million.

Non Aircraft Debt

1.	2013-1 Series Note: Regarding non-aircraft debt, LATAM issued a securitized bond for an amount of US$ 450 million in November 2013 with a seven year term and a two year interest-only period (the “2013-1 Series Note”). This bond is backed by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments. As of December 31, 2016, the 2013-1 Series Note was US$ 368 million.

2.	Bank Commercial Loans: As of December 31, 2016, bank commercial loans debt was US$ 52 million.

Others

1.	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2016, PDP financing outstanding amount was US$ 214 million.

2.	Revolving Credit Facility (“RCF”): In March 2016, LATAM structured a Revolving Credit Facility secured by aircraft, engines, spare parts and supplies for a total amount available of US$ 325 million. The facility was disbursed for an initial amount of US$ 275 million increasing up to US$ 325 million by November, 2016. On December 2016, the facility was prepaid and remains fully available to be drawn.

3.	Multiplus Shares Backed Loan (“Margin Loan”): In September 2016, TAM S.A. structured a financing amounting to US $ 200 million with the guarantee of approximately 18% ownership of the shares of Multiplus S.A., percentage subject to adjustment depending on the value of the stock as collateral. As of December 31, 2016, the Multiplus Shares Backed Loan outstanding amount was US$ 200 million.

Unsecured Debt

1.	LATAM 2020 Notes: On June 9, 2015 LATAM Airlines Group S.A. issued and placed on the international market an unsecured long-term bond in the amount of US$ 500 million maturing 2020, at interest rate of 7.25% per year. As of December 31, 2016, the LATAM 2020 Notes outstanding amount was US$ 492 million.

2.	TAM Capital 2017 Notes: As of December 31, 2016, TAM has a senior note outstanding US$ 300 million due in 2017, with a fixed interest rate of 7.375% payable semi-annually, issued by TAM Capital Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. These notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007, TAM completed an exchange offer pursuant to which 99.2% of the holders exchanged these notes for new notes that are registered under the Securities Act and otherwise have identical terms. As of December 31, 2016, the TAM Capital 2017 Notes outstanding amount was US$ 304 million.

3.	TAM Capital 2021 Notes: As of December 31, 2016, TAM has a senior note outstanding US$ 500 million due in 2021, with a fixed interest rate of 8.375% payable semi-annually, issued by TAM Capital 3 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. As of December 31, 2016, the TAM Capital 2021 Notes outstanding amount was US$ 513 million.

4.	Commercial Bank Loans: As of December 31, 2016, unsecured Bank Commercial loans debt was US$ 426 million.

As of December 31, 2016, the average interest rate of our debt was 4.01%. Out of the total debt, 63.1% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps.

As of December 31, 2016, LATAM had US$ 1,773 million in current debt liabilities. Of this amount, US$ 228 million consisted of short-term debt, which represents 13% of our total current debt liabilities.

Various EX-IM Bank loans signed by LATAM for the financing of Boeing 767, 767 freighter, 777 freighter and 787 aircraft contain financial covenants and other restrictions, including restrictions in shareholder composition and disposal of assets. As of December 31, 2016, we also had purchase obligations totaling US$ 7.0 billion, with deliveries between 2017 and 2022, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 54

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Airbus A350 1000XWB, the Boeing 787-8, and the Boeing 787-9): 28

Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2016:

	Payments due by period, as of December 31, 2016
(US$ in millions)	Total(2)		Less than 1 year		1-3 years		3-5 years		More than 5 years
Financial debt obligations(1)	US$	8,714	US$	1,773	US$	2,241	US$	2,544	US$	2,156
Operating lease obligations	US$	3,255	US$	533	US$	838	US$	621	US$	1,263
Fleet Commitments(3)	US$	6,966	US$	469	US$	2,144	US$	4,002	US$	351
TOTAL	US$	18,935	US$	2,775	US$	5,223	US$	7,167	US$	3,770

(1)	Financial debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes issued by LAN and TAM, long-term and short-term bank loans and PDP financing.
(2)	The amount presented reflects LATAM’s estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery. For the amounts of material obligations and commitments as of December 31, 2016, please see Note 16 to our audited consolidated financial statements.
(3)	Fleet commitments represent the capex equivalent of purchasing all fleet arrivals.

2016 Fleet Acquisitions

During 2016, LATAM completed the acquisition of the following wide body aircraft:

•	One Boeing 787-9 passenger aircraft, financed through an operating lease.

•	Three Boeing 787-9 and two Airbus 350-900 passenger aircraft, financed through sale and leaseback transactions.

•	One Boeing 787-9 and one Airbus 350-900 passenger aircraft, financed through the EETC facility.

•	Three Airbus 350-900 passenger aircraft, financed through commercial loans.

The Boeing 787-9 aircraft financed through an operating lease has a 12 year term and monthly payments. The four Boeing 787-9 and two Airbus 350-900 aircraft financed through sale and leaseback transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments. Aircraft financed through EETC are under the terms described above. The three Airbus 350-900 financed through commercial loans have a Senior and Junior tranche, which have terms of 12 and 7 years, respectively.

During 2016, LATAM completed the acquisition of the following narrow body aircraft:

•	Seven A321 231 and one A320neo passenger aircraft, financed through sale and leaseback transactions.

•	Four A321 231 passenger aircraft, financed through the EETC facility.

•	One A320neo passenger aircraft, financed through commercial loans.

Narrow body aircraft financed through sale and leaseback transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments. Aircraft financed through EETC are under the terms described above. The A320neo passenger aircraft financed through commercial loans has a Senior and Junior tranche, which have terms of 12 and 7 years, respectively.

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

A. Directors and Senior Management

The LATAM Airlines Group board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called when summoned by the chairman of the board of directors. Extraordinary meetings can be summoned by the chairman, or when requested by one or more directors if the need for such meeting is previously approved by the chairman, unless the meeting is requested by a majority of the directors, in which case the meeting must be held without the previous approval of the chairman.

The current board of directors was elected at the ordinary shareholders’ meeting held on April 28, 2015. Its term expires in April 2017. On June 7, 2016, Mr. Ricardo J. Caballero resigned as a member of the board of directors, which elected on January 24th, 2017 Mr. Giles Agutter in his place.

The following are LATAM Airlines Group’s directors:

Directors	Position
Mauricio Rolim Amaro(1)	Director / Chairman
Henri Philippe Reichstul	Director
Juan José Cueto Plaza(2)	Director
Ramón Eblen Kadis(3)	Director
Georges de Bourguignon	Director
Giles Agutter	Director
Carlos Heller Solari(4)	Director
Gerardo Jofré Miranda	Director
Francisco Luzón López	Director

Senior Management	Position
Enrique Cueto Plaza(2)	CEO LATAM
Ignacio Cueto Plaza(2)	CEO LAN
Ramiro Alfonsín	CFO LATAM
Armando Valdivieso Montes	Senior VP Commercial LATAM
Claudia Sender	President TAM
Emilio del Real Sota	Senior VP Human Resources
Juan Carlos Mencio	Senior VP Legal

(1)	Mr. Mauricio Rolim Amaro is a member of the Amaro Group, which is defined in “Item 7” as a “Major Shareholder”
(2)	Messrs. Ignacio, Juan José and Enrique Cueto Plaza are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder,” and are the LATAM Controlling Shareholders.
(3)	Mr. Ramón Eblen Kadis is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”
(4)	Mr. Carlos Heller Solari is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors were elected or reelected, as the case may be, in April 28, 2015 for a two-year term, which expires in April 2017, with the exception of Mr. Giles Agutter who was elected by the Board of Directors to fill the vacancy left by Mr. Ricardo J. Caballero due to his resignation.

Directors

Mr. Mauricio Rolim Amaro, has served as member of LATAM Airlines Group’s board of directors since June 2012. He was reelected to the board of directors of LATAM in April 2015 and has served as Chairman since September 2012. Mr. Amaro has previously held various positions in the TAM Group and served as a professional pilot at TAM Linhas Aéreas S.A. and TAM Aviação Executiva S.A. Mr. Amaro has been a member of the Board of TAM S.A. since 2004, and vice-chairman of the Board since April 2007. He is also an executive officer at TAM Empreendimentos e Participações S.A. and chairman of the boards of Multiplus S.A. (subsidiary of TAM S.A.) and of TAM Aviação Executiva e Taxi Aéreo S.A. As of January 31, 2017, according to shareholder registration data in Chile, Mr. Amaro shared in the beneficial ownership of 18,342,913 common shares of LATAM Airlines Group (3.02% of LATAM Airlines Group’s outstanding shares), held directly by TEP Chile S.A. and 35,292,908 common shares of LATAM Airlines Group (5.82% of LATAM Airlines Group’s outstanding shares), held indirectly by TEP Chile. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014. Mr. Reichstul has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to his roles as Administrative Board member of TAM and LATAM Group, he is also a member of the Board of Directors of Repsol YPF, Peugeot Citroen, AES Brasil, and SEMCO Partners, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline—Hertford College—Oxford University.

Mr. Juan José Cueto Plaza, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in April 2015. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Inversiones del Buen Retiro S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A., Valle Escondido S.A., Fundación Colunga and Universidad San Sebastián. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto Plaza, LATAM Airlines Group Executive Vice-President and LAN CEO, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2017, Mr. Cueto shared in the beneficial ownership of 171,430,090 common shares of LATAM Airlines Group (28.27% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Georges de Bourguignon, has served on LATAM Airlines Group’s board of directors since September 2012 and was reelected to the board of directors of LATAM in April 2015. Mr. de Bourguignon has been a partner and executive director of Asset Chile S.A., a Chilean investment bank, since 1993. He is currently member of the board of directors K+S Chile S.A. andEmbotelladora Andina S.A. In the past he has served on several other boards of public and private companies, as well as of boards of non profit organizations. Between 1990 and 1993, he was manager of the Financial Institutions Group at Citibank S.A. in Chile, and was a professor of economics at the Catholic University of Chile. He is an economist from Catholic University of Chile and a graduate of Harvard Business School. As of January 31, 2017, Mr. de Bourguignon indirectly held 3,153 common shares of LATAM Airlines Group (0.0005%) of LATAM Airlines Group outstanding shares).

Mr. Ramón Eblen Kadis, has served on LAN’s board of directors since June 1994 and was reelected to the board of directors of LATAM in April 2015. Mr. Eblen has served as President of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A., Inversiones Andes SpA, Granja Marina Tornagaleones S.A. and TJC Chile S.A. Mr. Eblen is a member of the Eblen Group (a major shareholder of LATAM Airlines Group). As of January 31, 2017, The Eblen Group had the beneficial ownership of 35,945,199 common shares of LATAM Airlines Group (5.93% of LATAM Airlines Group’s outstanding shares). For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Giles Agutter is the owner and Chief Executive Officer of Southern Sky Ltd, an airline consultant company specializing in airline strategy, fleet planning, aircraft acquisition and aircraft financing. Mr. Agutter has had vast experience in advising airlines, including Qatar Airways, on significant Merger and Acquisition projects within the airline industry. Mr Agutter has a degree in Aerospace Engineering from Manchester University and he currently resides in England.

Mr. Carlos Heller Solari, joined the board of LAN in May 2010 and was re-elected to the Board of Directors of LATAM in April 2015. Mr. Heller has vast experience in retail, communications, transport and agriculture industries. Mr. Heller is president of Bethia S.A. (“Bethia”) (parent company of Axxion S.A. and Inversiones HS SpA). He is also President of the Boards of Falabella Retail S.A., Red Televisiva Megavision S.A., Club Hípico de Santiago S.A., Sotraser S.A., Blue Express S.A., Aero Andina S.A. and “Azul Azul S.A.” concessionaire of the Corporación de Fútbol Profesional de la Universidad de Chile. He is also a member of the Board of Directors of S.A.C.I Falabella, Viña Indómita S.A., Viña Santa Alicia S.A. and Viña Dos Andes S.A. On January 31, 2017, Mr. Heller indirectly held 33,367,357 ordinary shares of LATAM Airlines Group through Axxion S.A. and Inversiones HS Spa (5.50% of the shares of LATAM Airlines Group).

Mr. Gerardo Jofré Miranda, joined LATAM Airlines’ Board of directors on May 2010 and was reelected to the board of directors of LATAM in April 2015. Mr. Jofré is member of the board of directors of Codelco, Enel Chile and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2010 to 2014 he served as president of the board of directors of Codelco. From 2005 to 2010 he served as member of the boards of directors of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Inmobiliaria Titanium S.A. Construmart S.A., Inmobiliaria Playa Amarilla S.A. and Inmobiliaria Parque del Sendero S.A. and was President of Saber Más Foundation. Mr. Jofré was Director of Insurance for America for Santander Group of Spain between the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, member of the boards of directors and Chairman of many of the Group’s companies. As of January 31, 2017, Mr. Jofré held 106,843 common shares of LATAM Airlines Group (0.017% of LATAM Airlines Group’s outstanding shares).

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

Senior Management

Mr. Enrique Cueto Plaza, is LATAM Airlines Group’s Chief Executive Officer (“CEO”) and has been in this position since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, gained during his 30 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and president of the Latin American and Caribbean Air Transport Association (ALTA). Mr. Cueto is the brother of Messrs. Juan José and Ignacio Cueto Plaza, member of the board and LAN CEO, respectively. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of January 31, 2017, Mr. Cueto jointly shared in the beneficial ownership of 171,430,090 common shares of LATAM Airlines Group (28.27% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ignacio Cueto Plaza, is LAN’s CEO. His career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, the biggest national cargo company of that time. In 1985, Mr. Cueto assumed as Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is the brother of Messrs. Juan José and Enrique Cueto Plaza, Director and LATAM’s CEO, respectively. Mr. Cueto is also a member of the Cueto Group (which is a controlling shareholder of LATAM). As of January 31, 2017, Mr. Cueto shared in the beneficial ownership of 171,430,090 common shares of LATAM (28.27% of LATAM’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.” Mr. Cueto is expected to leave the Company’s senior management team in mid-April 2017 and is applying to become a member of LATAM’s board of directors.

Mr. Armando Valdivieso Montes, is Senior Commercial Vice President of LATAM since 2015. After the combination between LAN and TAM in 2012, Mr. Valdivieso served as General Manager of LAN, and from 2006 until 2012 he served as the General Manager-Passenger. Between 1997 and 2005 he served as Chief Executive Officer-Cargo Business of LAN. From 1995 to 1997, Mr. Valdivieso was President of Fast Air, and from 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. Mr. Valdivieso is a civil engineer and obtained an AMP (Advance Managements Program) from Harvard Business School. Mr. Valdivieso will leave the Company during August 2017 as was announced by the Company on March 16, 2017. As of January 31, 2016, Mr. Valdivieso owned 95,859 common shares of LATAM (0.016% of LATAM Airlines Group’s outstanding shares).

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

Mr. Juan Carlos Mencio, is Senior Vice President of Legal Affairs and Compliance for LATAM Airlines Group since September 1, 2014. Mr. Mencio had previously held the position of General Counsel for North America for LATAM Airlines Group and its related companies, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LAN, he was in private practice in New York and Florida representing various international airlines. Mr. Mencio obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

Mr. Ramiro Alfonsín, is LATAM’s Chief Financial Officer (“CFO”), a position he holds since July 2016. Over the past 16 years, before joining LATAM, he worked for Endesa, a leading utility company, in Spain, Italy and Chile, having served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utility sector, he worked for 5 years in Corporate and Investment Banking in large European banks. Mr. Alfonsín holds a degree in business administration from Pontificia Universidad Católica de Argentina.

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

During 2017, the Company will implement a new organizational structure focused on four basic areas –Clients, Revenue, Operations and Fleet, and Finance– which will be the pillars of the Company’s business strategy and will report directly to the CEO LATAM. The new structure will be simpler, more efficient and more functional, and will enable the Company to face an increasingly competitive environment. With this reorganization that will focus on functions instead of business units, the Company expects to optimize its internal synergies and strengthen its structure.

The Clients area will be initially led by Claudia Sender. This area will focus on providing the client with a complete experience. The Revenues area, focused on maximizing revenues for the Company, will be initially led by Roberto Alvo Milosawlewitsch, who will be LATAM’s Chief Commercial Officer. The Operations and Fleet area will be initially led by Hernan Pasman, who will be responsible for the Operations and Fleet Vice-presidency. The Finance area will preserve its existing organization and structure, and will be led by Ramiro Alfonsín, the current Chief Financial Officer of the Company

B. Compensation

In 2016, the Company paid its principal executives (considering the levels of Vice Presidents, General Managers, Senior Director and Directors as defined above) a total of US$40,194,453. After the incentives for performance paid during 2015, the Company paid its principal executives total gross remunerations of US$55,174,744.

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

As set forth in further detail in the following table, in 2016 the members of our board of directors currently in office received fees and salaries in the aggregate amount of US$282,364.

Board Members	Fees (US$)(1)
Mauricio Rolim Amaro	27,021
Henri Philippe Reichstul	23,798
Ricardo J. Caballero	9,188
Juan José Cueto Plaza	32,950
Ramon Eblen Kadis	57,123
Georges de Bourguignon	57,115
Carlos Heller Solari	15,576
Juan Gerardo Jofre Miranda	57,123
Francisco Luzón López(	2,470
Total	282,364

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

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

As of December 31, 2016, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2016, the committee members were Mr. Gerardo Jofré Miranda, Mr. Ramón Eblen Kadis and Mr. Georges de Bourguignon. We pay each member of the committee 67 UFs per monthly assistance to meetings.

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

Corporate Governance Practices

On March 31, 2014 LATAM Airlines Group filed for the first time the Company’s Corporate Practices Report prepared according to General Rule N° 341, current N°385 of the Securities and Insurance Commission issued November 29, 2012. The reporting obligation stipulated in this rule is for practices in place as of December 31st of each year and the report must be presented no later than March 31st of the following year.

The report provided each year to the Commission must cover the following subjects:

•	how the Board works;

•	the relationship between the company, shareholders and the public in general;

•	how senior officers are replaced and compensated; and

•	the definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees ending the period	As of December 31,
	2016(1)	2015	2014
Administrative	8,010	9,118	10,077
Sales	4,235	5,022	5,246
Maintenance	4,895	5,990	6,986
Operations	15,924	16,878	17,517
Cabin crew	8,970	9,383	9,237
Cockpit crew	3,882	4,022	4,009

Total	45,916	50,413	53,072

(1)	At December 31, 2016, approximately 51% of our employees worked in Brazil, 25% in Chile, 21% in other Latin American countries and 3% in the rest of the world.

Our salary structure is comprised of: (a) fixed payments (base salary and other fixed payments such as legal gratifications, local bonus, company seniority and others, depending on each country’s law and market practice); (b) short term incentives (associated with corporate, area and individual performance), applicable to our ground staff; (c) long term incentives (applicable to our senior executives (Senior Directors and above)).

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

Long Term Incentive Compensation Program

1. Compensation plan 2011

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders Meeting held on December 21, 2011 (the “2011 Compensation Plan”), expired. Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid and were placed on the market in January 2014. At the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 unsubscribed and unpaid shares, which was deducted from the authorized capital of the Company.

2. Compensation plan 2013

At the Extraordinary Shareholders Meeting held on June 11, 2013, the Company’s shareholders approved a capital increase and the allocation of 1,500,000 shares to compensation plans for employees of the Company pursuant to Article 24 of the Chilean Corporations Law. The Company has not defined a date for implementation of this compensation plan yet.

3. Compensation plan 2016-2018

The Company implemented a long-term retention plan for executives, with an end date of December 2018 and a vesting period between October 2018 and March 2019. The plan contemplates an extraordinary bonus to be paid in cash, whose calculation formula based on the variation of the value of the Company’s shares over a certain period of time.

For more information, please see note 34 Note to our consolidated financial statements.

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

Chile

As a general labor relations policy in Chile, we negotiate labor contracts with unions in anticipation of their scheduled expirations. As a non-negotiable clause, all collective bargaining agreements are signed for the maximum legal term, namely, four years. During 2016, we renegotiated our collective bargaining agreements with the following unions: Transporte Aéreo (LATAM Airlines Chile) Pilots’ Union, LATAM maintenance union, LATAM airport union, Transporte Aéreo maintenance union and LATAM Cargo administrative union.All these collective agreements will be in force for the maximum legal term.

LATAM Cargo pilots’ union, in the context of a ruled negotiation, rejected the Company’s last offer, and the negotiation ended by in a unilateral extension of the collective agreement’s validity for 18 months. Thus, a new negotiation process should take place during the first quarter of 2018.

Ecuador

•	LATAM: Three employee associations were formed in 2012: of pilots, other general but composed mostly by maintenance employees and other general but composed mostly by employees of airports/administration. In November 2015 the Company signed a voluntary agreement with the association of pilots, in force until July 2019.

Additionally, in 2011 a union previously exclusive to cabin crew became general. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than 50% of our employees eligible for membership are members of this union.

•	ANDES: In 2013 two unions of ground handling employees were formed in Andes. These groups maintain relations with the Company, but do not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law, because less than 50% of our employees eligible for membership are members of each union. Additionally, in 2015 one employees association was formed in Andes. This group also has no right to enter negotiate collective bargaining agreements under Ecuadorian law, because less than 50% of our employees eligible for membership are members of the association.

Argentina

In Argentina, 75.9% percent of LATAM employees are affiliated in at least in one of nine unions.

In November 2016 we started to negotiate the annual adjustment for inflation with the seven unions. In January 2017, we reached an agreement with the unions.

In 2016 we succeeded in implementing the Company’s planned changes to reduce operational labor and overhead costs, without significant protests or union intervention.

Colombia

In Colombia we have 4 different unions. The company held negotiations with them, as follows: (i) with the Technicians Union (ACMA), in 2014, and it will be in force until June of 2018, (ii) With the Cabin Crew Union (ACAV), in 2014, and it will be in force until December of 2018, (iii) with the Industrial Union of Aviation Workers (SINTRATAC), held in June of 2016 and it will be in force until May of 2018, and (iv) in October 2016, an arbitration court ruled that the negotiation with the Pilots Union (ACDAC) will be in force until November 2017.

Peru

LATAM Airlines Peru will begin negotiations with the pilots’ union during the second quarter of 2016. Negotiations are expected to conclude with a collective agreement in June 2017. In 2017, negotiations will begin with the cabin crew’s union and the aircraft technicians’ union. In Peru we have in total six unions representing workers from different areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements have a term of four years.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. TAM’s collective bargaining agreements are valid for one year (for the economic clauses) and for two years (for social clauses). TAM has historically negotiated collective bargaining agreements with ten unions in Brazil—one crew flight union, which represents pilots, copilots and flight attendants, and nine ground staff unions. In December 2016, TAM renegotiated collective bargaining agreements with all the unions, which included a wage increase of 7.4%, in line with the inflation rate of the last 12 mounths. For ground staff workers with salaries up to ten thousand dollars, the increase was R$ 739.00.

E. Share Ownership

As of December 31, 2016, the members of our Board of Directors and our executive officers as a group owned 47.7% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—Employees—Long Term Incentive Compensation Program.”

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mr. Ignacio Cueto Plaza (the CEO of LAN), Mr. Enrique Cueto Plaza (the CEO LATAM) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of January 31, 2017 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 28.27% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. In connection with our combination with TAM, members of the Cueto Group (which we also refer to collectively as the “LATAM Controlling Shareholders”) entered into a shareholder’s agreement with the Amaro Family, acting through TEP Chile, and TEP Chile entered into shareholder’s agreements with LATAM and TAM. See “—Shareholders’ Agreements.”

Following our combination with TAM, the Amaro Group is also a major shareholder of LATAM Airlines Group. Through their 100% ownership of TEP Chile and majority ownership of the voting shares of Holdco I, which in turn owns 100% of the common shares of TAM,the Amaro Group, are controlling shareholders of TAM. This is the case even though LATAM is entitled to substantially all the economic rights arising from the operations of TAM by virtue of LATAM’s ownership of 100% of Holdco I and TAM non-voting shares. Members of the Amaro Group’ include our chairman, Mauricio Rolim Amaro and our former director Maria Claudia Amaro. As of January 31, 2017, the Amaro Group owned 3.02%(2) of LATAM Airlines Group’s common shares. The terms of the shareholders’ agreement among the Amaro Group, LATAM and the LATAM Controlling Shareholders require the LATAM Controlling Shareholders and the Amaro Group to vote to elect individuals nominated to our board of directors in accordance with the direct and indirect shareholder interests in LATAM. See “—Shareholders’ Agreements.”

In addition to the Cueto Group and the Amaro Group, three other groups or entities are major shareholders of LATAM. As of January 31, 2017, the Eblen Group, which includes our director Ramón Eblen Cádiz, owned 5.93% of our common shares; the Bethia Group, which includes our director Carlos Heller Solari, owned 5.50% of our common shares; and Qatar Airways Investments (UK) Ltd., whose nominee Giles Agutter became one of our directors effective January 24, 2017, owned 10.03%(4) of our outstanding common shares.

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of January 31, 2017, by our controlling shareholders, other major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of January 31, 2017)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Cueto Group(1)	171,430,090	28.27%
Costa Verde Aeronautica S.A(2) (3)	90,427,620	14.91%
Inversiones Costa Verde Aeronautica Tres SpA	35,300,000	5.82%
Inversiones Nueva Costa Verde Aeronautica Ltda.	23,578,077	3.89%
Costa Verde Aeronautica SpA	12,000,000	1.98%
Others	10,124,393	1.67%
Qatar Airways(4)	60,837,452	10.03%

	Beneficial ownership (as of January 31, 2017)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Qatar Airways Investments (UK) Ltda.	60,837,452	10.03%
Eblen Group.	35,945,199	5.93%
Inversiones Andes SpA.	17,146,529	2.83%
Inversiones Andes II SpA	8,000,000	1.32%
Inversiones PIA SpA.	5,403,804	0.89%
Comercial las Vertientes SpA	5,394,866	0.89%
Bethia Group.	33,367,357	5.50%
Axxion S.A.	18,473,333	3.05%
Inversiones HS SpA.	14,894,024	2.45%
Amaro Group (2)(3)	18,342,913	3.02%
TEP Chile S.A.	18,342,913	3.02%
All other minority shareholders	288,484,682	47.24%
Total	606,407,693	100.00%

(1)	The ownership figures for the Cueto Group in this table exclude shares held directly by TEP Chile S.A. which are subject to the shareholders’ agreements described below.
(2)	Members of the Amaro Group also hold a 21.88% interest in Costa Verde Aeronáutica S.A.
(3)	The ownership figures for the Amaro Group in this table exclude shares held by the Cueto Group which are subject to the shareholders’ agreements described below.
(4)	Qatar owns 9.999999918% of the total issued shares of LATAM.

As of January 31, 2017, 4.55% of our capital stock was held in the form of ADSs. Chilean pension funds held 19.41% of our capital stock and other minority investors held 23.28% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of January 31, 2017, we had 1,585 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

As described above under “Item 4. Information on the Company—A. History and Development of the Company—Combination of LAN and TAM,” following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the combination, LATAM Airlines Group and the LATAM Controlling Shareholders entered into several shareholders’ agreements with TAM, the Amaro Group (acting through TEP Chile) and Holdco I, establishing agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and those of the Amaro Group, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholders’ agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the combination of LAN and TAM.

Governance and Management of LATAM Airlines Group

We refer to the shareholders’ agreement among the LATAM Controlling Shareholders and the Amaro Group (acting through TEP Chile), which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Airlines Group, and voting and transfer of their respective LATAM Airlines Group common shares and TEP Chile’s voting shares of Holdco I, as the “control group shareholders’ agreement.” We refer to the shareholders’ agreement between LATAM Airlines Group S.A. and TEP Chile, which sets forth agreements concerning the governance, management and operation of the LATAM Airlines Group, as the “LATAM Airlines Group-TEP shareholders’ agreement.” The control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement set forth the parties’ agreement on the governance and management of the LATAM Airlines Group following the effective time.

This section describes the key provisions of the control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement. The description of the LATAM Airlines Group-TEP shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F is qualified in its entirety by reference to the full text of such shareholders’ agreement, which has been filed as exhibit to this annual report on Form 20-F.

Composition of the LATAM Airlines Group Board

Mr. Maurício Rolim Amaro was reelected to the LATAM Airlines Group board of directors in April 2014 and April 2015. If Mr. Amaro vacates this position for any reason before April 2017, TEP Chile has the right to select a replacement to complete his term. Thereafter, LATAM Airlines Group’s board of directors will appoint any of its members as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with the LATAM Airlines Group’s by-laws. Mrs. Maria Cláudia Oliveira Amaro was elected to the LATAM Airlines Group board of directors in June 2012, and resigned this position in September 2014. Also in September 2014, pursuant to Chilean law, Mr. Henri Philippe Reichstul was appointed by the board to fill her seat until the next general shareholders meeting. Mr. Reichstul was re-elected to the board in April 2015.

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

Mr. Ignacio Cueto Plaza has served as CEO of LAN (“CEO LAN”) since June 2012. The CEO LAN reports directly to the CEO LATAM and has general supervision, direction and control of the passenger and cargo operations of the LATAM Airlines Group, excluding those conducted by Holdco I, TAM and its affiliates, and the international passenger business of the LATAM Airlines Group. The CEO LAN, together with Mrs. Claudia Sender, the current CEO of TAM (“CEO TAM”), are responsible for recommending a candidate to the CEO LATAM to serve as the head of the international passenger business of the LATAM Airlines Group (including both long haul and regional operations), who shall report jointly to the CEO LAN and the CEO TAM. The key executives of the LATAM Airlines Group (other than the CEO LATAM and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the CEO LATAM. Mr. Cueto will leave the Company’s senior management team in mid-April 2017 and is applying to become a member of LATAM’s board of directors.

The head office of the LATAM Airlines Group continues to be located in Santiago, Chile.

Governance and Management of Holdco I and TAM

We refer to the shareholders’ agreement between us, Holdco I and TEP Chile, which sets forth our agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, as the “Holdco I shareholders’ agreement” and to the shareholders’ agreement between us, Holdco I, TAM and TEP Chile, which sets forth our agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time, as the “TAM shareholders’ agreement.” The Holdco I shareholders’ agreement and the TAM shareholders’ agreement set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (collectively, the “TAM Group”) following the combination of LAN and TAM.

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

The control group shareholders’ agreement provides that the persons elected by or on behalf of the LATAM Controlling Shareholders or the Amaro Group to our board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM Group CEO under the oversight of the board of directors of Holdco I. The day-to-day business and affairs of TAM will be managed by the TAM Diretoria under the oversight of the board of directors of TAM. The TAM Diretoria will be comprised of the TAM Group CEO, the TAM CFO, the TAM COO and the TAM CCO, currently the CEO of TAM, will be the initial CEO of Holdco I and TAM, or the “TAM Group CEO” and any successor CEO will be selected by LATAM from three candidates proposed by TEP Chile. The TAM Group CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Airlines Group) and will carry out all orders and resolutions of the board of directors of TAM. The initial chief financial officer of TAM, or the “TAM CFO,” has been jointly selected by LATAM and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LATAM. The chief operating officer of TAM, or the “TAM COO,” and chief commercial officer of TAM, or the “TAM CCO,” will be jointly selected and recommended to the TAM board of directors by the TAM Group CEO and TAM CFO and approved by the TAM board of directors. These shareholders’ agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

Following the combination, TAM continues to be headquartered in São Paulo, Brazil.

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both LATAM and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

•	to approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;

•	to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company and its subsidiaries to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plan then in effect, with respect to actions affecting the cash flow statement;

•	to create, dispose of or admit new shareholders to any subsidiary of the relevant company, except to the extent expressly contemplated in the approved plans;

•	to approve the acquisition, disposal, modification or encumbrance by any TAM company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

•	to approve any investment in assets not related to the corporate purpose of any TAM company, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

•	to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•	to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

•	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

•	to approve any financial statements, amendments, or any accounting, dividend or tax policy of the relevant company;

•	to approve the grant of any security interest or guarantee to secure obligations of third parties;

•	to appoint executives other than the Holdco I CEO or the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

•	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

•	to approve any amendments to the by-laws of any relevant company or its subsdiaries in respect to the following matters: (i) corporate purpose; (ii) corporate capital; (iii) the rights inherent to each class of shares and its shareholders; (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors; (v) changes in the number of directors or officers; (vi) the term; (vii) the change in the corporate headquarters of a relevant company; (viii) the composition, attributions and liabilities of management of any relevant company; and (ix) dividends and other distributions;

•	to approve the dissolution, liquidation, or winding up of a relevant company;

•	to approve the transformation, merger, spin-up or any kind of corporate re-organization of a relevant company;

•	to pay or distribute dividends or any other kind of distribution to the shareholders;

•	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

•	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

•	to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control;

•	to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

•	to approve the execution, amendment, termination or ratification of acts or agreement with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LATAM Controlling Shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LATAM Airlines Group common shares as follows:

•	the parties agree to vote their LATAM Airlines Group common shares to assist the other parties in removing and replacing the directors such other parties elected to the LATAM Airlines Group board of directors;

•	the parties agree to consult with one another and use their good faith efforts to reach an agreement on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LATAM board of directors or the LATAM shareholders, and if unable to reach such agreement, to follow the proposal made by our board of directors;

•	the parties agree to maintain the size of the LATAM Airlines Group board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM Airlines Group board of directors at a majority of the total number of directors of the LATAM Airlines Group board of directors; and

•	if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement, then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LATAM Airlines Group controlling shareholders, which we refer to as a “directed vote.”

The parties to the Holdco I shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

Pursuant to the control group shareholders’ agreement, the LATAM Controlling Shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LATAM Airlines Group common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LATAM Airlines Group common shares, neither the LATAM Airlines Group controlling shareholders nor TEP Chile were permitted to sell any of their LATAM Airlines Group common shares, and TEP Chile was not permitted to sell its voting shares of Holdco I, until June 2015. Since then, sales of

LATAM Airlines Group common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. On or after December 31, 2021, TEP Chile may sell all of its LATAM Airlines Group common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LATAM Airlines Group controlling shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LATAM Airlines Group controlling shareholders have agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to LATAM for the same consideration paid for such shares.

In addition, TEP Chile may sell all LATAM Airlines Group common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, after December 21, 2021 if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LATAM Airlines Group held at least 12 months apart and LATAM Airlines Group has not yet fully exercised its conversion option described below. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the LATAM Airlines Group controlling shareholders is not elected to the board of directors of LATAM Airlines Group.

In addition, after December 31, 2021 and after the occurrence of the full ownership trigger date (as described below under the “—Conversion Option” section), TEP Chile may sell all or any portion of its LATAM Airlines Group common shares, subject to (x) a right of first offer in favor of the LATAM Airlines Group controlling shareholders and (y) the restrictions on sales of LATAM Airlines Group common shares more than once in a 12-month period.

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

Conversion Option

Pursuant to the control group shareholders’ agreement and the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “— Transfer Restrictions” section).

On or after December 31, 2021, and after we have fully converted all of our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I as permitted by Brazilian law and other applicable laws, we will have the right to purchase all of the voting shares of Holdco I held by the controlling shareholders of TAM for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale, which amount we refer to as the “sale consideration.” If we do not timely exercise our right to purchase these shares or if, after December 31, 2021, we have the right under applicable law in Brazil and other applicable law to fully convert all the shares of non-voting stock of Holdco I beneficially owned by us into shares of voting stock of Holdco I and such conversion would not have an adverse effect but we have not fully exercised such right within a specified period, then the controlling shareholders of TAM will have the right to put their shares of voting stock of Holdco I to us for an amount equal to the sale consideration.

Acquisitions of TAM Stock

The parties have agreed that all acquisitions of TAM common shares by LATAM Airlines Group, Holdco I, TAM or any of their respective subsidiaries from and after the effective time of the combination will be made by Holdco I.

B. Related Party Transactions

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our controlling shareholders. In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 35 to our audited consolidated financial statements for the fiscal year ended December 31, 2016.

On August 2, 2016, the Board of Directors recently approved the Policy on Control of Related-Party Transactions of LATAM Airlines Group S.A. and its subsidiaries, which states:

•	Related-party means, among others, subsidiaries, affiliates, natural persons or legal entities with control of 10% or more of the Company’s voting stock, vice presidents, directors or senior executives as well as their respective spouses, relatives, and companies in which said persons are either direct or indirect owners of 10% or more of the Company’s voting stock, or in which they have held a position over the last 18 months.

•	Related-Party Transactions can only be executed if said transactions are in LATAM’s interest and adjust to price, terms and conditions prevalent in the market for similar transactions with other third parties at the time of its approval.

•	Any and all negotiations, acts, contracts or operations in which a company of the LATAM Group and a party related to such company serve as the participants will be subject to the Policy.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-194.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. The following is a description of all the material legal and arbitration proceedings.

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and Conselho Administrativo de Defesa Econômica (“CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation. On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$10.9 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overtuned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they have decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgement by the European Court of Justice. On 17 March 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine.

On September 3, 2013, CADE published its decision to impose a fine of US$51.0 million against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.0 million and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$15,382,082 (based on an exchange rate of US$ 1 = R$ 3.2591). CADE also reduced the fines against ABSA’s Director and employees to US$251,616 and US$125,800, respectively (also based on an exchange rate of US$ 1 = R$ 3.2591). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In the light of said pending judicial appeal, we cannot predict the ultimate outcome of this matter at this time.

The investigations by the DOJ, CCB and the EC prompted the filing of civil actions and claims by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group. LAN Cargo and ABSA reached a settlement agreement with the class action plaintiffs / non-class action claimants in the United States on August 6, 2012, and in Canada on August 20, 2013.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). The activity and progress of said civil actions is limited, in that they are now directly contingent upon the decision of the EC to issue a new decision correcting the faults identified in the judgement. We cannot predict the ultimate outcome of these cases at this time.

Agreements with the DOJ and the SEC. In 2011, authorities in Chile and the United States initiated investigations relating to certain payments by LATAM Airlines Group S.A. (formerly LAN Airlines S.A.) to a consultant who assisted in the resolution of labor issues in Argentina in 2006-2007. The Company voluntarily reported this situation to the Securities and Exchange Commission (“SEC”) and the Justice Department of the United States (“DOJ”) and actively cooperated in those investigations. On February 4, 2016, Ignacio Cueto, the CEO of LAN, consented to entry of a cease-and-desist order by the SEC relating to the payments described above. Mr. Cueto agreed to pay a US$75,000 penalty to the SEC, to remain in compliance with LATAM’s compliance structure and internal accounting controls and to comply with the SEC’s books and records requirements. In July 2016, after multiple and prolonged exchanges of opinions and conversations with the DOJ and the SEC, LATAM also reached definitive agreements with both authorities.

In the case of the DOJ, the agreement took the form of a Deferred Prosecution Agreement (“DPA”), pursuant to which the DOJ will dismiss the charges after the expiration of a three-year period if LATAM complies with all terms of the DPA. Pursuant to the DPA, LATAM has admitted that the accounting for the payments made to the consultant in Argentina was incorrect and that, at the time that such payments were made (2006-2007), it lacked adequate internal controls. LATAM has also accepted an independent consultant, for 27 months, whose function will be to monitor, evaluate, and report to the DOJ on the effectiveness of LATAM’s compliance program. LATAM also committed to reporting to the DOJ on the effectiveness of the aforementioned compliance program for 9 months after the work of the independent consultant is finished. Lastly, LATAM also agreed to pay a fine of US$12,750,000 to the DOJ.

The settlement with the SEC included the issuance by the SEC of a cease-and-desist order, which is an administrative order closing the investigation whereby LATAM has accepted certain obligations and statements of fact. The order also refers to the obligations related to the monitorship agreed under the DPA with the DOJ. LATAM also agreed to pay an amount of US$6,700,000 plus interest to the SEC. As of December 31, 2016, a balance of US$ 4,718,894 was payable to the SEC. .

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

TAM Linhas Aereas filed an ordinary action with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). In 2004 and 2011, the INSS issued an assessment notice tolling the Statute of Limitations of the social security credit as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The administrative proceedings have been suspended until completion of the judicial process. The approximate adjusted value of this proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, the chance of losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of US$43.3 million pending the final outcome of the matter.

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

TAM Linhas Aereas filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, as of December 31, 2012 totaled R$1,696 million.

In addition, one administrative proceeding had been filed against TAM Linhas Aéreas concerning the alleged failure to pay an Industrialized Products Tax (“IPI”) and Import Tax (“II”) due on imported aircraft. In response, we filed the appropriate challenges on the basis that no federal tax should be payable on the imported aircraft because it is leased aircraft. The total amount involved in this administrative proceeding is 2.794 million. Since February 2016 the administrative proceeding awaits a decision. In the opinion of our legal advisors, the chance of losing in this proceeding is possible.

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

Period	Ch$ per Common Share		US$ per ADS		R$ per BDR
	Low	High	Low	High	Low		High
2012(1)	10,481.4	14,230.5	21.89	29.11	44.86		52.79

2013	5,967.3	11,755.4	11.62	24.84	26.53		49.00

2014	6,533.3	8,791.6	10.60	16.36	25.00		38.00

2015
Quarters:
First	5,123.7	7,198.3	8.06	11.82	26.35		29.50
Second	4,521.3	6,163.4	6.88	10.02	21.41		29.05
Third	3,320.8	4,596.5	4.64	7.11	17.50		21.69
Fourth	3,270.2	4,150.5	4.70	6.07	18.06		24.00

Annual:
Annual 2015	3,270.2	7,198.3	4.64	11.82	17.50		29.50

2016
Quarters:
First	3,276.4	4,730.5	4.49	7.00	19.80		23.00
Second	4,163.5	4,893.4	5.86	7.40	20.00	(2)	22.68
Third	4,350.6	5,855.8	6.53	8.96	—		—
Fourth	5,341.6	6,460.4	8.18	9.86	—		—

Months:
September	5,243.1	5,499.6	7.66	8.38	—		—
October	5,341.6	6,460.4	8.22	9.86	—		—
November	5,827.4	6,393.9	8.59	9.80	—		—
December	5,549.8	6,091.8	8.18	9.40	—		—
Annual:
Annual 2016	3,276.4	6,460.4	4.49	9.86	19.80		23.00

Period	Ch$ per Common Share		US$ per ADS		R$ per BDR
	Low	High	Low	High	Low	High
2017
Months:
January	5,574,1	6,166.0	8.18	9.45	—	—
February	5,931.8	6,663.2	9.19	10.45	—	—

Source: Santiago Stock Exchange, the New York Stock Exchange and the Bovespa

(1)	From June 22, 2012, following the combination of LAN and TAM, the trading stock continues to be listed as “LFL” on the NYSE and as “LAN” on the SSE, but reflects the value of the combined operating entity, LATAM Airlines Group.
(2)	Last trade prior the discontinuation of Brazilian LATAM depositary receipts-BDRS level III was on April 29, 2016.

As of December 31, 2016, a total of 606,407,693 million common shares were outstanding, including common shares represented by ADSs.

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

This Item reflects legal amendments effected by Chilean Law No. 20,382 on Corporate Governance, which was enacted on October 13, 2009, and came into effect on October 20, 2009, and Chilean Law No. 20,552, which modernized and encouraged competition in the financial system, was enacted on November 6, 2011 and came into effect on December 17, 2011.

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

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions shall be carried out through a tender offer:

•	an offer which allows the taking control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•	an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock-exchange-business-day period between the 30th and the 90th stock-exchange-business-days-preceding immediately preceding the acquisition); and

•	an offer for a controlling percentage of the shares of a publicly traded company if the acquiror intends to take control of the company (whether publicly traded or privately held) controlling such publicly traded company, to the extent that the latter represents 75.0% or more of the consolidated net assets of the former.

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

As of February, 28, 2017, our share capital consisted of 608,374,525 common shares of which 606,407,693 are subscribed and fully paid shares and 1,966,832 shares are pending of subscription and payment. The unsubscribed shares include (i) 1,500,000 shares allocated to stock option compensation plans and (ii) 466,832 that remain unsubscribed following our most recent capital increase. The current share capital amount reflects the expiration of stock options, covering 4,789,718 shares that had been granted under employee compensation plans. Upon the expiration of the stock options on December 21, 2016, the Company’s capital stock was reduced to 608,374,525 shares.

Chilean law recognizes the right of corporations to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to one employee compensation plan approved by extraordinary shareholders’ meeting held on June 11, 2013, the issuance of the shares for this compensation plan has been authorized but has not been made effective, as such issuance is subject to the exercising of rights granted to certain employees that expire on November 15, 2017.

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

Under the Chilean Corporation Law, transactions of a publicly-traded company with a “related” party must be conducted on an arm’s-length basis and must satisfy certain approval and disclosure requirements which are different from the ones that apply to a privately-held company. The conditions apply to the publicly-traded company and to all of its subsidiaries .

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

Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on August 18, 2016, and the most recent ordinary annual meeting of our shareholders was held on April 26, 2016.

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

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than the first notice summoning an ordinary shareholder’s meeting, the board of directors of a publicly held corporation is required to send to every shareholder notice by regular mail, a notice containing a reference to the issues that will be discussed, together with instructions to obtain all the appropriate documentation regarding those issues, and publish such notice on its website. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

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

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporation Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the Cuerpos de Bomberos de Chile (the National Corporation of Firefighters).

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions or if any of the situations enumerated below takes place, dissenting or affected shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are a debtor in a bankruptcy liquidation proceeding, or if we are subject to a reorganization agreement approved in accordance with Chilean law No. 20,720, unless such agreement allows the right to withdraw, or unless it is terminated by the issuance of a liquidation resolution.Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

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

The price paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the event giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange (acciones de transacción bursátil), the price paid to the dissenting shareholder is the book value. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions and situations that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into • the merger of the company with or into another company;

•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

•	the conveyance of shares of a subsidiary which entails the transfer of control;

•	the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

•	resolutions of the shareholders’ meeting approving the decision to make private a public corporation in case the requirements set forth in “—General” cease to be met;

•	if a publicly-traded company ceases to be obligated to register its shares in the Securities Registry of the SVS, and an extraordinary shareholders’ meeting agrees to de-register the shares and finalize its disclosure obligations mandated by the Corporation Law;

•	if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and

•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

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

On July 3, 2015, we entered into Supplemental Agreement No. 5 to Purchase Agreement No. 3256 to reschedule the delivery date of one Boeing 787-8 aircraft.

On May 27, 2016, we entered into Supplemental Agreement No. 6 to Purchase Agreement No. 3256 to (i) convert four Model 787-816 Aircraft to four Model 787-916 Aircraft, and (ii) defer of two Model 787-916 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.

On December 20, 2016, we entered into Supplemental Agreement No. 7 to Purchase Agreement No. 3256 to reschedule the delivery of four Model 787-916 Aircraft and document the actual delivery months for two Model 787-916 Aircraft in 2019.

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

On February 27, 2014, we entered into amendment No. 1 to the A320 NEO Purchase Agreement covering the advancement of the date by which LATAM selects the propulsion systems.

On July 15, 2014, we entered into amendment No. 2 to the A320 NEO Purchase Agreement covering the order of incremental A320 NEO Aircraft.

On December 11, 2014, we entered into amendment No. 3 to the A320 NEO Purchase Agreement covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.

On April 15, 2016, we entered into amendment No. 4 to the A320 NEO Purchase Agreement covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft.

On April 15, 2016, we entered into amendment No. 5 to the A320 NEO Purchase Agreement to reflect the changes in the technical specifications of the aircraft to be received under this agreement.

On August 8, 2016, we entered into amendment No. 6 to the A320 NEO Purchase Agreement covering the cancellation of the delivery of four A320 NEO Aircraft.

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

CFM International

On June 29, 2016, we entered into a Rate Per Flight Hour Agreement for Engine Shop Maintenance Services with CFM International, Inc., covering the maintenance, repair and overhaul of certain CFM56-5B engines.

PAAL Gemini Company Limited – PAAL Aquila Company Limited

During 2016, we entered into operating lease agreements with PAAL Gemini Company Limited and PAAL Aquila Company Limited, for the sale and lease back of four Airbus A321 received in our fleet in 2016. The term of each of the leases is 10 years and the estimated market value (at list prices) of these aircraft is US$200 million.

Jackson Square

During 2016, we entered into operating lease agreements with JSA Aircraft 7126, LLC, JSA Aircraft 7128, LLC, JSA Aircraft 7239, LLC and JSA Aircraft 7298, LLC, for the sale and lease back of three Airbus A321 and one Airbus A320 Neo received in our fleet in 2016. The term of each of the leases is 10 years and the estimated market value (at list prices) of these aircraft is US$200 million.

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

On April 15, 2016, we entered into amendment No. 22 to the A320/A330 Purchase Agreement covering the rescheduling of the delivery of one A321 Aircraft.

On April 15, 2016, we entered into amendment No. 23 to the A320/A330 Purchase Agreement to reflect the changes in the technical specifications of the aircraft to be received under this agreement.

On August 8, 2016, we entered into amendment No. 24 to the A320/A330 Purchase Agreement to cancel the delivery of eight A320 NEO Aircraft.

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

On February 3, 2016, we entered into amendment No. 6 to the A350 purchase agreement to reschedule the delivery of two A350—900 XWB Aircraft.

On August 8, 2016, we entered into amendment No. 7 to the A350 purchase agreement to change aircraft type, from two A350-900 XWB Aircraft to two A350—1000 XWB Aircraft.

On September 9, 2016, we entered into amendment No. 8 to the A350 purchase agreement to reschedule the delivery of two A350—900 XWB Aircraft.

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

PW4168 Engine Maintenance Agreement

In June 2007, TAM Linhas Aéreas S.A. entered into a purchase and support agreement engine sale, support and maintenance services agreement with Pratt & Whitney covering 20 engines contained in TAM’s A330-200 fleet six aircraft plus two spares. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for TAM. Amendment 3 July 2010 10 aircraft 4 spares.

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

In adittion, on May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement SABRE Inc., will grant TAM access and use of certain reservation systems. This agreement will enter into force after the expiration of that Work Order No. 1 to the November 2009 agreement between LATAM and SABRE Inc., and will be effective for an initial period of 10 years.

Amadeus Contract

In July 2009, TAM entered into a general services agreement with Amadeus IT Group S.A., pursuant to which TAM was granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. The term of this agreement was ten years, unless terminated early by either party. On March 1, 2016, as part of LATAM’s plan to unify the Passenger Service Platform and migrate to a single service provider, TAM sent Amadeus an early termination notice to be effective during 2017. In addition, TAM has distribution agreements in place with Amadeus as well as with other distribution providers.

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

E. Taxation

Chilean Tax

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is incorporated abroad not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty. The treaty will have to be approved by the U.S. Senate before it may become effective.

Law No. 20,780, enacted on September 29, 2014, in conjunction with Law No. 20,899, enacted on February 8, 2016 (both, the “Tax Reform Act”) introduced a comprehensive modification to the Chilean income tax system. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), and introduced two new alternative general income tax regimes for Chilean taxpayers (Fully Integrated Regime and Partially Integrated Regime), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The Fully Integrated Regime and the Partially Integrated Regime apply as from January 1, 2017. The mandatory regime for entities organized as stock corporations like Latam Airlines Group S.A. is the Partially Integrated System. The Corporate Income Tax rate for companies under this regime is 27% from 2018 onward. A transition rate of 25.5% applies in 2017.

Cash Dividends and Other Distributions

Under the new Partially Integrated Regime, cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the corporate income tax rate of the year of distribution and provided a sufficient balance of accumulated corporate income tax credits is available. These credits correspond to corporate income tax we actually paid on the accumulated income (referred to herein as the First Category Tax or FCIT). However, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If we register net income but taxable losses, no credit against the Withholding Tax may be available. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced.

The Partially Integrated Regime reduces the amount of First Category Tax creditable against the Withholding Tax for certain

Foreign Holders. As a general rule, only 65% of the First Category Income Tax credit will actually offset the Withholding Tax. 35% of the credit must be added back to the Withholding Tax amount to be paid into the Treasury (referred to herein as First Category Tax Credit Restitution). However, if a tax treaty is in place between Chile and the country of domicile of a Foreign Holder and such Foreign Holder is entitled to treaty benefits in relation to the income, the full First Category Tax credit will continue to be available to offset against the Withholding Tax.

Under a transitory provision in force until December 31, 2019, the full 27% First Category Tax will also be creditable against the 35% Withholding Tax if the recipient of a dividend distribution is a shareholder resident in a country with which Chile has a tax treaty signed before January 1st, 2017, although such treaty is not yet in force.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non Treaty country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100)(*)	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.84)
Net tax withheld	(2.40)	(5.24)
Net dividend received	19.5	16.66
Effective dividend withholding rate	11%	24%

(*)	Special considerations apply to a distribution in 2017
(**)	30% of net distributable income.
(**)	The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

The effective rate of Withholding Tax to be imposed on dividends we pay will depend on the First Category Tax rate applicable in the year of distribution and on the balance of First Category Income Tax credits accumulated by the company. The First Category Tax rate will be 27% for 2018 and following years. Special considerations apply to a distribution in 2017. These considerations are set out in a separate paragraph further below. The First Category Income Tax credits generated under the new tax regime, i.e. as of 2017, will be allocated first. Once the balance of First Category Tax credits generated as of 2017 are exhausted, the First Category Tax credits accumulated until December 31, 2016 will be used. In that event the First Category Tax credit available against the Withholding Tax will not correspond to the First Category Tax rate of the year of distribution but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate will be determined by dividing the aggregate First Category Tax Credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. The First Category Tax credits accumulated until December 31, 2016 are not subject to the First Category Tax Credit Restitution irrespective of whether a tax treaty is in place with the country of the Foreign Holder or not.

The First Category Tax credits accumulated until December 31, 2016 correspond to the First Category Tax we actually paid on the income generated in a given year. For earnings generated from 1991 until 2001, the First Category Tax rate was 15%. The rate was 16.0% in 2002, 16.5% in 2003, 17% from 2004 until 2010, 20% from 2011 until 2013, 21% in 2014, 22.5% in 2015 and 24% in 2016.

In the event that the accumulated First Category Tax credits are not sufficient to cover any particular dividend, we will generally withhold tax from the dividend at the full 35% rate.

Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Special Considerations for distributions in 2017

The First Category Tax rate for 2017 is 25.5%. However, in 2017 the First Category Tax credit available against the Withholding Tax will not correspond to the First Category Tax rate of the year but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate will be determined by dividing the aggregate First Category Tax Credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. These credits are not subject to the First Category Tax Credit Restitution, irrespective of whether a tax treaty is in place with the country of the Foreign Holder or not.

Capital Gains

Gain from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. Moreover, a gain not exceeding 10 Annual Tax Units (US$8,278 as of December 31, 2016) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable.

The gain on the sale of shares of common stock by a Foreign Holder is subject to a withholding of 35% of the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total (sale price) amount, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder.The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange or within the process of a public tender of common shares governed by the Securities Market Law.

The common shares must have been acquired either in a local stock exchange, within the process of a public tender of common shares governed by the Securities Market Law, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds.

Please note that, Chile’s IRS Ruling No. 1,480 (issued on August 22, 2014) confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is not subject to capital gains tax in Chile. Such exemption is applicable provided that the ADRs comply with the requirements established by the Chilean Superintendence for Securities and Insurance (SVS) for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the SVS, or their registration has been exempted by the SVS under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the SVS and on a Chilean Stock exchange. Shares are considered to have a high presence in the stock exchange when they:

•	are registered in the Securities Registry;

•	are registered in a Chilean Stock exchange; and

•	meet at least one of the following requirements:

i.	have an adjusted presence equal to or above 25%;

ii.	have a Market Maker.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$39,356 as of December 31, 2016) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

To meet the “Market Maker” requirement the issuer of the shares must execute a written contract with a stock broker incorporated in Chile that fulfills some additional requirements.

A capital gains tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014 by Law 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Law, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

Pursuant to the regulations of the grandfathering rule, to qualify as a foreign institutional investor an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•	a fund registered with a regulatory authority of a EU or OECD country, or other country duly authorized by the SVS;

•	a pension fund that is formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund, regulated by an authority of the countries mentioned above;

•	an insurance company regulated by the competent regulatory authority of the insurance business, as appropriate, which must be part of IAIS, International Association of Insurance Supervisors, or ASSAL, Asociación de Supervisores de Seguros de América Latina;

•	a foreign State or a division with political autonomy recognized by Chile, whether they invest through its government, central bank, issuing bank or corresponding monetary authority. Moreover, the investment can be made through investment authorities, investment agencies, investment corporations or other entities, provided that its purpose is to provide financial resources for the exclusive benefit of the foreign State or territorial division, and provided that the vehicle is not used also for investments or resources other than those of the sovereign fund;

•	endowment funds duly registered in a EU or OECD country, or other country duly authorized by the SVS.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in, nor possess or participate directly or indirectly in 10% or more of the capital or the profits of such corporations.

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

The exercise of preemptive rights relating to the common shares will not be subject to Chilean taxation. Any gain obtained by a Foreign Holder without taxable presence in Chile on the sale of preemptive rights relating to the common shares will be subject to Withholding Tax (the former being creditable against the latter).

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

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of the applicable First Category Tax credit).

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

If you are a noncorporate U.S. holder, dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains if you hold the ADSs or common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

•	the ADSs or common shares are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

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

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares or ADSs.

PFIC Rules

We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, unless you elect to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you elect to be taxed annually on the earnings of the PFIC attributable to your shares or ADSs as a “qualified electing fund”, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

LATAM fuel consumption for 2016 was 1,185.5 million gallons and the consumption forecast for 2017 is 1,179.6 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on an approved policy. This policy aims to hedge approximately 20-60% of our aggregate fuel consumption, using commodity derivatives for the expected fuel consumption in the short term 3-6 months, where the pass-through of cost changes is limited.

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

We may be exposed to fuel hedging transaction losses if our counterparties default. To manage this credit risk, we select counterparties based on their credit ratings and monitor our relative market position on a daily basis. We generally are not required to post collateral and do not require our counterparties to post collateral in respect of positions under our fuel hedging transactions. For more information see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”

During 2016, 2015 and 2014 we entered into a mix of swaps and option contracts on BRENT, WTI and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery forward). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2016 LATAM	2015 LATAM	2014 LATAM
Gallons Purchased (million)	781.2	544.7	684.3
% Total Annual Fuel Consumption	66.7%	43.6%	55.6%
Combined Result of Hedges (in million of US$)	(48.0)	(239.4)	(108.7)

As of December 31, 2016, the fair value of our outstanding fuel related derivative contracts was estimated to be US$ 8.1 million (positive).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was June 30, 2017, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2016, 2015 and 2014.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
	2016 LATAM	2015 LATAM	2014 LATAM
	(millions of US$ per barrel)
BRENT or JET benchmark price
+5	+3.1	+5.4	+24.9
–5	-4.8	–2.8	–25.1

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure as of December 31, 2016, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 116.3 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the JET and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$ 114.5 million of the Company’s total fuel consumption.

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

At the same time, LATAM’s affiliates are exposed to foreign exchange risk, which could in turn impact the consolidated results of the Company.

The greatest exposure to future cash flows is mainly presented by the subsidiary TAM S.A. and volatility in the R$/US$ exchange rate. TAM S.A.’s earnings are generated largely in R$. We actively manage the R$/US$ exchange rate risk by entering into FX derivative contracts and carrying out internal operations for obtaining natural hedging. Additionally, LATAM manages its economic exposures of future flows revenues on Great Britain Pound (GBP), by entering into FX derivative contracts.

In lower concentration, the company also faces foreign exchange risk relating to additional currencies such as: Euro, Chilean Peso, Australian Dollars, Argentinean Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars.

As of December 31, 2016, the fair value of our FX derivative contracts was estimated to be US$ 1.1 million (negative).

Because changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).

The following table shows the sensitivity of the fair value of financial instruments as a result of reasonable changes in the exchange rates of British Pounds and Brazilian reais. The term projection is defined until the end of the last hedging contract in force:

LATAM foreign exchange sensitivity Derivatives Position as of December 31, 2016
Appreciation (depreciation) of US$	Effect on equity (Millions of US$)
+10%	+3.4
-10%	-1.0

As of December 31, 2016, the Company has FX derivatives of US$60 million (notional) for FX BRL and US$10 million (notional) for FX GBP.

Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of TAM and its balance sheet currency mismatch, as TAM has a net US$ liability position. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of TAM may fluctuate and therefore could impact LATAM’s financial results.

The exposure to the Brazilian real on TAM’s balance sheet has been reduced from over US$4.0 billion since the combination in June 2012 to around US$1.2 billion as of December 31, 2016. The Company continues working to mitigate this exposure through the execution of the fleet transfer from TAM to LATAM and payment of TAM’s debt denominated in USD.

The following table shows the sensitivity of TAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2016	2015	2014
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+119.2	+67.6	+69.8
+10%	-119.2	–67.6	–69.8

Our foreign currency exchange exposure as of December 31, 2016 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,727,743	47.6%	1,438,613	39,7%	155,611	4,3%	304,808	8.4%	3,626,775
Other assets	10,140,422	65.1%	5,285,025	33,9%	11,475	0,1%	134,497	0.9%	15,571,419
Total assets	11,868,165	61.8%	6,723,638	35,0%	167,086	0,9%	439,305	2.3%	19,198,194
Current liabilities	3,582,543	57.6%	2,121,915	34,1%	257,405	4,1%	260,328	4.2%	6,222,191
Long-term liabilities	11,400,803	75.9%	2,919,683	19,4%	413,118	2,8%	279,286	1.9%	15,012,890

Total liabilities and shareholders’ equity	14,983,346	70.6%	5,041,598	23,7%	670,523	3,2%	539,614	2,5%	21,235,081

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

Risk of Fluctuations in Interest Rates

As of December 31, 2016, LATAM had US$ 8,710 million in outstanding interest bearing loans. LATAM uses interest rate derivatives to reduce the impact of an increase of interest rates. 63.1% of LATAM outstanding debt as of December 31, 2016 was effectively at a fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$ 3,216 million, from which 84.2% is assigned to aircraft financing and 15.8% to non-aircraft financing. The fixed interest rate debt amounts are US$ 5,494 million of which 62.6% is assigned to aircraft financing and 37.4% to non-aircraft financing. The interest rate hedged debt amounts to US$ 406 million of which 100% is assigned to interest rate swaps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2016, the fair value of all the interest rate swaps was US$ 17.2 million (negative).

The use of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing, has enabled the Company to have predictable interest rate costs, reducing the cash volatility.

As of December 31 2016, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.0%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2016 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2016 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2017	2018	2019	2020	2021	2022 and thereafter
	(millions of US$)
Interest-bearing liabilities	4.0%	1,771	1,119	1,120	1,440	1,105	2,156

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2016 after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2016 LATAM	2015 LATAM	2014 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-32.2	-26.7	–27.5
–100 basis points	+32.2	+26.7	+27.5

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2016 LATAM	2015 LATAM	2014 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+3,9	+8.7	+15.3
–100 basis points	-4,0	+9.0	–16.0

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$$0.05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$$0.05[1] (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

[1]	Withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2016, the Company received from the depositary US$443,339.9 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2016, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2016 , the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2016 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-156 of our audited consolidated financial statements.

-	(d) Changes in internal control over financial reporting. There have been no changes in our internal control over financial reporting during 2016 that materialy affected, or are reasonablely likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Georges de Bourguignon as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. de Bourguignon is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”

B. CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, as well as to other employees. Our code is freely available online at our website, www.latam.com, under the heading “Corporate Governance” on the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, or by e-mail at Investor.Relations@latam.com we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2016 and 2015:

	2016	2015
	USD (in thousands)
Audit fees	1,734	1,910
Audit-related fees	21	7
Tax fees	—	6
All Other fees	40	11

Total fees	1,795	1,934

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services. Fees in 2016 correspond to review over sustentability report and attestation services related with revenues in Argentina. Fees in 2015 correspond to attestation services related with revenues in Argentina.

Other fees in the above table are fees billed by PricewaterhouseCoopers as of December 31, 2016 and correspond primarily for review of requirements necessary for building construction authorization and 0survey salary in Peru. Fees in 2015 correspond to a survey salary and salary special studies in Peru and Chile.

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

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

G. CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean corporation with shares listed on the SSE, the Chilean Electronic Exchange and the Valparaiso Stock Exchange and our ADSs listed on the NYSE. Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Securities Market Law.

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

Starting on January 1, 2010, directors are deemed to be independent if they have not fallen within any of the following categories during the 18 months prior to their election: (i) had a relevant relationship, interest or dependence on us, our affiliates, controlling shareholders, main executives, or had served any of the foregoing in a senior position; (ii) had a close family relationship with any of the individuals indicated in (i); (iii) had served in a non-profit organization which received significant funds from the individuals indicated in (i); (iv) had been a partner or shareholder (with a direct or indirect participation in excess of 10%) in, or had a senior position at a company which has rendered significant services to, the individuals indicated in (i); (v) had been a partner or shareholder (with a direct or indirect participation in excess of 10%) in, or had a senior position at, our main competitors, suppliers or clients. In addition, the election of such an independent director is subject to a procedure set forth by the cited Corporation Law.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s and employee’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics and conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th floor, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@latam.com, we will provide any person with a copy of our code of ethics without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is also posted on our website and can be accessed at www.latamairlinesgroup.net

H. Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1. The following is an index of the financial statements.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File No. 333-131938.

2.5	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.6	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.7	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A), incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.8	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon, incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.9	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on June 24, 2001, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1, dated as of November 14, 2003, and Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2014, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on December 21, 2004, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126, dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23, dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on April 23, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24, dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2009, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft, dated as of July 3, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2, dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3, dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4, dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 30, 2014 and portions of which have been omitted pursuant to a request for confidential treatment)..

Exhibit No.	Description

4.5.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.5*	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.8.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.9	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.10	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984) filed on November 15, 2011).

4.13	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.14.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.3*	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.18	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.25	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.26.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.27.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.5*	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.29	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.30	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.32.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.3*	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

CONTENTS

Consolidated Statement of Financial Position

Consolidated Statement of Income by Function

Consolidated Statement of Comprehensive Income

Consolidated Statement of Changes in Equity

Consolidated Statement of Cash Flows—Direct Method

Notes to the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
MXN	-	MEXICAN PESO
VEF	-	STRONG BOLIVAR

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of December 31, 2016	As of December 31, 2015
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 -7	949,327	753,497
Other financial assets	7 -11	712,828	651,348
Other non-financial assets	12	212,242	330,016
Trade and other accounts receivable	7 - 8	1,107,889	796,974
Accounts receivable from related entities	7 - 9	554	183
Inventories	10	241,363	224,908
Tax assets	18	65,377	64,015

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,289,580	2,820,941

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	337,195	1,960

Total current assets		3,626,775	2,822,901

Non-current assets
Other financial assets	7 -11	102,125	89,458
Other non-financial assets	12	237,344	235,463
Accounts receivable	7 - 8	8,254	10,715
Intangible assets other than goodwill	15	1,610,313	1,321,425
Goodwill	16	2,710,382	2,280,575
Property, plant and equipment	17	10,498,149	10,938,657
Tax assets	18	20,272	25,629
Deferred tax assets	18	384,580	376,595

Total non-current assets		15,571,419	15,278,517

Total assets		19,198,194	18,101,418

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

	Note	As of December 31, 2016	As of December 31, 2015
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 19	1,839,528	1,644,235
Trade and other accounts payables	7 - 20	1,593,068	1,483,957
Accounts payable to related entities	7 - 9	269	447
Other provisions	21	2,643	2,922
Tax liabilities	18	14,286	19,378
Other non-financial liabilities	22	2,762,245	2,490,033

		6,212,039	5,640,972

Liabilities included in disposal groups classified as held for sale		10,152	—

Total current liabilities		6,222,191	5,640,972

Non-current liabilities
Other financial liabilities	7 - 19	6,796,952	7,532,385
Accounts payable	7 - 24	359,391	417,050
Other provisions	21	422,494	424,497
Deferred tax liabilities	18	915,759	811,565
Employee benefits	23	82,322	65,271
Other non-financial liabilities	22	213,781	272,130

Total non-current liabilities		8,790,699	9,522,898

Total liabilities		15,012,890	15,163,870

EQUITY
Share capital	25	3,149,564	2,545,705
Retained earnings	25	366,404	317,950
Treasury Shares	25	(178)	(178)
Other reserves		580,870	(6,942)

Parent’s ownership interest		4,096,660	2,856,535
Non-controlling interest	14	88,644	81,013

Total equity		4,185,304	2,937,548

Total liabilities and equity		19,198,194	18,101,418

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended December 31,
	Note	2016	2015	2014
		ThUS$	ThUS$	ThUS$
Revenue	26	8,988,340	9,740,045	12,093,501
Cost of sales		(6,967,037)	(7,636,709)	(9,624,501)

Gross margin		2,021,303	2,103,336	2,469,000

Other income	28	538,748	385,781	377,645
Distribution costs		(747,426)	(783,304)	(957,072)
Administrative expenses		(872,954)	(878,006)	(980,660)
Other expenses		(373,738)	(323,987)	(401,021)
Other gains/(losses)		(72,634)	(55,280)	33,524

Income from operation activities		493,299	448,540	541,416

Financial income		74,949	75,080	90,500
Financial costs	27	(416,336)	(413,357)	(430,034)
Share of profit of investments accounted for using the equity method		—	37	(6,455)
Foreign exchange gains/(losses)	29	121,651	(467,896)	(130,201)
Result of indexation units		311	481	7

Income (loss) before taxes		273,874	(357,115)	65,233
Income (loss) tax expense / benefit	18	(163,204)	178,383	(292,404)

NET INCOME (LOSS) FOR THE PERIOD		110,670	(178,732)	(227,171)

Income (loss) attributable to owners of the parent		69,220	(219,274)	(259,985)
Income (loss) attributable to non-controlling interest	14	41,450	40,542	32,814

Net income (loss) for the year		110,670	(178,732)	(227,171)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.12665	(0.40193)	(0.47656)
Diluted earnings (losses) per share (US$)	30	0.12665	(0.40193)	(0.47656)

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended December 31,
	Note	2016	2015	2014
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		110,670	(178,732)	(227,171)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(3,105)	(14,631)	—

Total other comprehensive income that will not be reclassified to income before taxes		(3,105)	(14,631)	—

Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	494,362	(1,409,439)	(650,439)

Other comprehensive income, before taxes, currency translation differences		494,362	(1,409,439)	(650,439)

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	127,390	80,387	(163,993)

Other comprehensive income (losses), before taxes, cash flow hedges		127,390	80,387	(163,993)

Total other comprehensive income that will be reclassified to income before taxes		621,752	(1,329,052)	(814,432)

Other components of other comprehensive income (loss), before taxes		618,647	(1,343,683)	(814,432)

Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	921	3,911	—

Accumulate income tax relating to other comprehensive income that will not be reclassified to income		921	3,911	—

Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(34,695)	(21,103)	47,979

Income taxes related to components of other comprehensive income that will be reclassified to income		(34,695)	(21,103)	47,979

Total Other comprehensive income		584,873	(1,360,875)	(766,453)

Total comprehensive income (loss)		695,543	(1,539,607)	(993,624)

Comprehensive income (loss) attributable to owners of the parent		648,539	(1,551,331)	(980,697)
Comprehensive income (loss) attributable to non-controlling interests		47,004	11,724	(12,927)

TOTAL COMPREHENSIVE INCOME (LOSS)		695,543	(1,539,607)	(993,624)

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease ) in equity Comprehensive income Gain (losses )	25	—	—	—	—	—	—	—	—	69,220	69,220	41,450	110,670
Other comprehensive income		—	—	489,486	92,016	(2,183)	—		579,319	—	579,319	5,554	584,873

Total comprehensive income		—	—	489,486	92,016	(2,183)	—	—	579,319	69,220	648,539	47,004	695,543

Transactions with shareholders Equity issue	25-34	608,496	—	—	—	—	—	—	—	—	608,496	—	608,496
Dividens	25	—	—	—	—	—	—	—	—	(20,766)	(20,766)	—	(20,766)
Increase (decrease ) through transfers and other changes , equity	25-34	(4,637)	—	—	—	—	2,891	5,602	8,493	—	3,856	(39,373)	(35,517)

Total transactions with shareholders		603,859	—	—	—	—	2,891	5,602	8,493	(20,766)	591,586	(39,373)	552,213

Closing balance as of December 31, 2016		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2015		2.545.705	(178)	(1.193.871)	(151.340)	—	29.642	2.635.748	1.320.179	536.190	4.401.896	101.799	4.503.695
Total increase (decrease) in equity Comprehensive income Gain (losses)	25	—	—	—	—	—	—	—	—	(219.274)	(219.274)	40.542	(178.732)
Other comprehensive income		—	—	(1.382.170)	60.830	(10.717)	—		(1.332.057)	—	(1.332.057)	(28.818)	(1.360.875)

Total comprehensive income		—	—	(1.382.170)	60.830	(10.717)	—	—	(1.332.057)	(219.274)	(1.551.331)	11.724	(1.539.607)

Transactions with shareholders
Increase (decrease) through transfers and other changes , equity	25-34	—	—	—	—	—	6.005	(1.069)	4.936	1.034	5.970	(32.510)	(26.540)

Total transactions with shareholders		—	—	—	—	—	6.005	(1.069)	4.936	1.034	5.970	(32.510)	(26.540)

Closing balance as of December 31, 2015		2.545.705	(178)	(2.576.041)	(90.510)	(10.717)	35.647	2.634.679	(6.942)	317.950	2.856.535	81.013	2.937.548

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity Comprehensive income Gain (losses)	25	—	—	—	—	—	—	—	(259,985)	(259,985)	32,814	(227,171)
Other comprehensive income		—	—	(603,880)	(116,832)	—	—	(720,712)	—	(720,712)	(45,741)	(766,453)

Total comprehensive income		—	—	(603,880)	(116,832)	—	—	(720,712)	(259,985)	(980,697)	(12,927)	(993,624)

Transactions with shareholders Equity issuance	25-34	156,321	—	—	—	—	—	—	—	156,321	—	156,321
Increase (decrease) through transfers and other changes, equity	25-34	—	—	—	—	8,631	(22,052)	(13,421)	872	(12,549)	27,088	14,539

Total transactions with shareholders		156,321	—	—	—	8,631	(22,052)	(13,421)	872	143,772	27,088	170,860

Closing balance as of December 31, 2014		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended December 31,
	Note	2016	2015	2014
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		9,918,589	11,372,397	13,367,838
Other cash receipts from operating activities		70,359	88,237	96,931
Payments for operating activities
Payments to suppliers for goods and services		(6,756,121)	(7,029,582)	(8,823,007)
Payments to and on behalf of employees		(1,820,279)	(2,165,184)	(2,433,652)
Other payments for operating activities		(162,839)	(351,177)	(528,214)
Interest received		11,242	43,374	11,589
Income taxes refunded (paid)		(59,556)	(57,963)	(108,389)
Other cash inflows (outflows)	35	(209,269)	(184,627)	(251,657)

Net cash flows from operating activities		992,126	1,715,475	1,331,439

Cash flows used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses		—	—	518
Other cash receipts from sales of equity or debt instruments of other entities		2,969,731	519,460	524,370
Other payments to acquire equity or debt instruments of other entities		(2,706,733)	(704,115)	(474,656)
Amounts raised from sale of property, plant and equipment		76,084	57,117	564,266
Purchases of property, plant and equipment		(694,370)	(1,569,749)	(1,440,445)
Amounts raised from sale of intangible assets		1	91	—
Purchases of intangible assets		(88,587)	(52,449)	(55,759)
Other cash inflows (outflows)	35	843	10,576	(17,399)

Net cash flow from (used in) investing activities		(443,031)	(1,739,069)	(899,105)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		608,496	—	156,321
Payments to acquire or redeem the shares of the entity		—	—	4,661
Amounts raised from long-term loans		1,820,016	1,791,484	1,042,820
Amounts raised from short-term loans		279,593	205,000	603,151
Loans repayments		(2,121,130)	(1,263,793)	(2,315,120)
Payments of finance lease liabilities		(314,580)	(342,614)	(394,131)
Dividends paid	35	(41,223)	(35,032)	(35,362)
Interest paid		(398,288)	(383,648)	(368,789)
Other cash inflows (outflows)	35	(229,163)	(99,757)	(13,777)

Net cash flows from (used in) financing activities		(396,279)	(128,360)	(1,320,226)

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		152,816	(151,954)	(887,892)
Effects of variation in the exchange rate on cash and cash equivalents		43,014	(83,945)	(107,615)

Net increase (decrease) in cash and cash equivalents		195,830	(235,899)	(995,507)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35	753,497	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	949,327	753,497	989,396

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers—Stock Exchange (Valparaíso)—the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

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

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs.

On July 18, 2016, LATAM received the approval by Comissão de Valores Mobiliários (“CVM”) for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III (“BDRs”), supported by common shares of the Company and, consequently, our registration of the foreign issuer. On May 24, 2016, the Company reported as an Essential Fact the maturity date May 23, 2016 deadline for holders of BDRs to express their option to keep the shares and the blockade by BM&FBOVESPA with the same date of the respective balances of shares of the holders of BDRs who chose to adhere to the procedure for sale of shares through the procedure called Sale Facility and assigned for this purpose a theoretical value of sales in the Santiago Stock Exchange. On June 9, 2016, the Company reported that BTG Pactual Chile S.A. Stockbrokers (“BTG Pactual Chile”), a chilean institution contracted by the Company, made the sale on the Santiago Stock Exchange of the shares of the respective holders who adhered to Sale Facility procedure.

As of December 31, 2015, the Company’s subscribed and paid capital was represented by 545,558,101 commons shares, without par value. On August 18, 2016, the Company held an extraordinary shareholders’ meeting in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all of them commons shares, without par value. As of December 31, 2016, 60,849,592 shares, equivalent to this increase, had been placed, so at that date the number of shares subscribed and paid by the Company amounted to 606,407,693 shares.

At December 31, 2016, the Company’s capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase.

It should be noted that the Company’s capital stock was expressed in 613,164,243 shares, all ordinary shares, without nominal value. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were also destined to compensation plans for the workers expired, so the Company’s capital stock was fully reduced to the already mentioned 608.374.525 shares.

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

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones, Inversiones La Espasa Dos y Cía. Ltda. and Inversiones Mineras del Cantábrico S.A. owns 28.27% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2016, the Company had a total of 1,566 registered shareholders. At that date approximately 4.69 % of the Company’s share capital was in the form of ADRs.

For the period ended December 31, 2016, the Company had an average of 48,336 employees, ending this period with a total of 45,916 employees, spread over 8,010 Administrative employees, 4,895 in Maintenance, 15,924 in Operations, 8,970 in Cabin Crew, 3,882 in Controls Crew, and 4,235 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2016			As December 31, 2015			As December 31, 2014
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	0.0000	0.0000	0.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000	99.7100	0.0000	99.7100
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.
(**)	As of December 31, 2016, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights and 49% of the rights politicians product of provisional measure No. 714 of the Brazilian government that allows foreign capital to have up to 49% of the property.

Thus, since April 2016, LATAM Airlines Group S.A. owns 901 voting shares of Holdco I S.A., equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 voting shares of Holdco I S.A., equivalent to 51% of the total voting shares of that company.

b)	Statement of financial position

		Statement of financial position									Net Income
											For the periods ended
		As of December 31, 2016			As of December 31, 2015			As of December 31, 2014			December 31,
											2016	2015	2014
Tax No .	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity		Gain/(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	5,468	2,727	2,741	5,613	5,522	91	3,229	2,289	940	2,650	2,341	2,078
96.763.900-1	Inmobiliaria Aeronáutica S.A.	36,756	8,843	27,913	39,302	14,832	24,470	39,920	16,854	23,066	3,443	1,404	(717)
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	475,763	1,045,761	(561,472)	519,663	1,049,232	(521,907)	640,020	1,065,157	(426,016)	(36,331)	(35,187)	(114,511)
Foreign	Lan Perú S.A.	306,111	294,912	11,199	255,691	240,938	14,753	239,470	228,395	11,075	(2,164)	5,068	1,058
Foreign	Lan Chile Investments Limited and Subsidiary (**)	—	—	—	2,015	13	2,002	2,015	—	2,015	23	(13)	2,844
93.383.000-4	Lan Cargo S.A.	480,908	239,728	241,180	483,033	217,037	265,966	575,979	234,772	341,207	(24,813)	(74,408)	(17,905)
Foreign	Connecta Corporation	31,981	23,525	8,456	37,070	38,298	(1,228)	27,431	28,853	(1,422)	9,684	194	740
Foreign	Prime Airport Services Inc . and Subsidary (**)	7,385	11,294	(3,909)	6,683	11,180	(4,497)	18,120	22,897	(4,777)	588	279	107
96.951.280-7	Transporte Aéreo S.A.	340,940	124,805	216,135	331,117	122,666	208,451	367,570	147,278	220,292	8,206	5,878	(19,001)
Foreign	Aircraft International Leasing Limited	—	—	—	—	4	(4)	—	—	—	9	(4)	2,805
96.631.520-2	Fast Air Almacenes de Carga S.A.	10,023	3,645	6,378	8,985	4,641	4,344	9,601	3,912	5,689	1,717	1,811	893
Foreign	Laser Cargo S.R.L.	21	32	(11)	27	39	(12)	41	138	(97)	(1)	69	12
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	54,092	35,178	15,737	62,406	43,759	15,563	60,634	46,686	12,218	176	3,344	(84,603)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (**)	80,644	95,747	(13,506)	54,179	68,220	(12,601)	45,589	59,768	(12,711)	(910)	113	(4,276)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	10,971	6,452	4,452	16,512	14,676	1,828	16,035	14,746	1,272	2,549	2,772	(4,473)
59.068.920-3	Technical Trainning LATAM S.A.	1,745	284	1,461	1,527	266	1,261	1,660	263	1,397	73	(72)	—
Foreign	TAM S.A. and Subsidiaries (**)	5,287,286	4,710,308	495,562	4,969,553	4,199,223	423,190	6,817,698	5,809,529	912,634	2,107	(183,581)	171,655

(*)	Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.
(**)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4. Private investment funds and 5. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2015 and December 31, 2016, are detailed below:

(1)	Incorporation or acquisition of companies

•	On October 2015, Rampas Airport Services S.A., subsidiary of Lan Pax Group S.A. increases its capital and paid in the amount of ThUS$ 6,000 by issuing new shares, changing the property of the company as follows: Lan Pax Group S.A. increased its share to 99.99738%, Inversiones Lan S.A. decreased its stake to 0.00002% and Aerolane Líneas Aéreas Nacionales del Ecuador S.A. acquires stake for 0.0026%.

•	On January 2016 it was registered at the Public Registry of Commerce, the Increase in Share Capital and statutory modification for the purpose of creating a new class of shares of Lan Argentina S.A., subsidiary of Lan Pax Group S.A., for a total of 90,000,000 Class “C” shares registered non-endorsable and non-voting. Lan Pax Group S.A. participated in this capital increase, changing its ownership to 4.87%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 95.85660%

•	On April 1, 2016, Multiplus Corretora de Seguros Ltda. was created, the ownership of which corresponds to 99.99% of Multiplus S.A. direct subsidiary of TAM S.A.

•	During period 2016 , Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,767 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.0914%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19061%

(2)	Dissolution of companies

•	In July 2015, the Company Ladeco Cargo S.A., subsidiary of Lan Cargo S.A., was dissolved.

•	During the period 2016, Lan Chile Investments Limited, subsidiary of LATAM Airlines S.A.; and Aircraft International Leasing Limited, subsidiary of Lan Cargo S.A., were dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended December 31, 2016, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

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

As from the year 2016, the differences between the financial statements presented to the Chilean regulator and those prepared to comply with IAS 12 no longer exist so no adjustment is necessary.

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

During 2016 the Company recorded out of period adjustments resulting in an aggregate net decrease of US$ 18.2 million to “Net income (loss) for the period” for the year ended December 31, 2016. These adjustments include US$ 39.5 million (loss) resulting from an account reconciliation process initiated after the Company’s afiliate TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$ 11.0 million (loss) reflect adjustments related to foreign exchange differences, also relating to the Company’s subsidiaries in Brazil. The balance of US$ 32.3 million (gain) includes principally the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement in Brazil. However, Management of LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluded that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements for 2016 of Latam Airlines Group S.A. or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

(a)	Accounting pronouncements with implementation effective from January 1, 2016:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements.	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

(iii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle ): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)	Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of Cash Flows.	January 2016	01/01/2017

Amendment to IAS 12: Income Taxes.	January 2016	01/01/2017

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contracts.	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

(ii) Improvements

Improvements to International Financial Reporting Standards. (cycle 2012-2014) IFRS 1: First-time adoption of international financial reporting standards; IFRS 12 Disclosure of interests in other entities and IAS 28 investments in associates and joint ventures.	December 2016	01/01/2017 (improvements IFRS 12) 01/01/2018 (improvements IFRS 1 and IAS 28)

(iii) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	December 2016	01/01/2018

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

We are currently evaluating how the adoption of the revenue recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a significant impact on our implementation. We currently believe the adoption will not have a significant impact on passenger and cargo revenue recognition. However, the impact in revenue and liability for frequent flyer program are still being analyzed.

(2)	The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

We are currently evaluating how the adoption of the leases recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a material impact on our implementation. Currently, we expect that the adoption of the new lease standard will have a material impact on our consolidated balance sheet due to the recognition of right-of-use assets and lease liabilities principally for certain leases currently accounted for as operating leases.

LATAM Airlines Group S.A. and subsidiaries are still assessing these standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

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

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

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

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

(See Note 16)

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

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

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

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

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

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non—financial liabilities in the Statement of Financial Position.

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

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

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

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at at the lesser of their book value and the fair value less costs to sell.

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

NOTE 3—FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

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

Fuel Hedging Results:

During the period ended at December 31, 2016, the Company recognized losses of US$ 48.0 million on fuel derivative. During the same period of 2015, the Company recognized losses of US$ 239.4 million for the same reason.

At December 31, 2016, the market value of its fuel positions amounted to US$ 8.1 million (positive). At December 31, 2015, this market value was US$ 56.4 million (negative).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2016 (*)	Maturities
	Q117	Q217	Total
Percentage of the hedge of expected consumption value	21%	16%	18%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2015 (*)	Maturities
	Q116	Q216	Q316	Q416	Total
Percentage of the hedge of expected consumption value	63%	27%	27%	11%	32%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

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

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the last quarter of 2017.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of September 2016 and the end of December, 2015.

Benchmark price (US$ per barrel)	Positions as of December 31, 2016 effect on equity (millions of US$)	Positions as of December 31, 2015 effect on equity (millions of US$)
+5	+3.12	+5.41
-5	-4.78	-2.78

Given the fuel hedge structure during the year 2016, which considers a hedge-free portion, a vertical fall by 5 dollars in the JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 116.3 million in the cost of total fuel consumption for the same period. For the year 2016, a vertical rise by 5 dollars in the JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 114.5 million of increased fuel costs.

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

Additionally, the company manages the economic exposure to operating revenues in Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Euro, Australian Dollar, Colombian Peso, Chilean Peso, Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Sol and New Zealand Dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2016 and 2017, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At December 31, 2016, the market value of its FX positions amounted to US$ 1.1 million (negative). At end of December 2015 the market value was of US$ 8.0 million (positive).

During the period ended at December 31, 2016 the Company recognized losses of US$ 40.3 million on hedging FX. During the same period of 2015 the Company recognized gains of US$ 19.0 million on hedging FX.

At end of December 2016, the Company has contracted FX derivatives for US$ 60 million to BRL and US$ 10 million to GBP. At end of December 2015, the Company had contracted FX for US$ 270 million to BRL, US$ 30 million to EUR and US$ 15 million to GBP.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$ and US$/GBP, affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the first quarter of 2017:

Appreciation (depreciation)* of R$ /GBP	Effect at December 31, 2016 Millions of US$	Effect at December 31, 2015 Millions of US$
-10%	-1.02	-21.28
+10%	+3.44	+16.71

In the case of TAM S.A. which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has contracted hedging derivatives has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)* of R$/US$	Effect at December 31, 2016 Millons of US$	Effect at December 31, 2015 Millons of US$
-10%	+119.2	+67.6
+10%	-119.2	-67.6

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2016 Millions of US$	Effect at December 31, 2015 Millions of US$
-10%	+351.04	+296.41
+10%	-287.22	-242.52

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (71% at December 31, 2015) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At December 31, 2016, the market value of the positions of interest rate derivatives amounted to US$ 17.2 million (negative). At end of December 2015 this market value was US$ 39.8 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2016 effect on profit or loss before tax (millions of US$)	Positions as of December 31, 2015 effect on profit or loss before tax (millions of US$)
+100 basis points	-32.16	-26.70
-100 basis points	+32.16	+26.70

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

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2016 effect on equity (millions of US$)	Positions as of December 31, 2015 effect on equity (millions of US$)
+100 basis points	+3.93	+8.71
-100 basis points	-4.03	-9.02

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

The liquid funds balance as of December 31, 2016 is US$ 1,486 million (US$ 1,360 million at December 31, 2015), invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of December 31, 2016, LATAM has working capital credit lines with multiple banks and additionally has a US$ 325 million undrawn committed credit line (US$ 130 million at December 31, 2015).

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries , Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US $	75,212	—	—	—	—	75,212	75,000	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	—	52,675	—	—	—	52,675	50,381	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	US $	30,193	—	—	—	—	30,193	30,000	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	US $	40,191	—	—	—	—	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCODOBRASIL	Chile	US $	72,151	—	—	—	—	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	US $	12,054	—	—	—	—	12,054	12,000	At Expiration	1.79	1.79
Obligations with the public
97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	—	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	US $	—	14,579	31,949	—	—	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	US $	145	199	28,911	—	—	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	US $	1,497	4,308	160,556	—	—	166,361	158,194	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEWYORK	U.S.A.	US $	—	36,250	72,500	518,125	—	626,875	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US $	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	US $	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	US $	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US $	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US $	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	US $	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	US $	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	US $	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	US $	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US $	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	France	US $	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	U.S.A.	US $	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Monthly	2.40	2.40
0-E	KFWIP EX-BANK	Germany	US $	2,503	7,587	18,772	9,178	—	38,040	36,191	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	US $	1,982	5,972	16,056	7,766	—	31,776	30,199	Monthly	2.49	2.49
0-E	INVESTEC	England	US $	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67
Other guaranteed obligations
0-E	CREDITAGRICOLE	France	US $	1,501	4,892	268,922	—	—	275,315	256,860	At Expiration	2.85	2.85
Financial leases
0-E	ING	U.S.A.	US $	5,889	17,671	34,067	12,134	—	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDITAGRICOLE	France	US $	1,788	5,457	—	—	—	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	US $	6,083	18,250	48,667	14,262	—	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US $	17,558	50,593	67,095	3,899	—	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	US $	13,744	41,508	79,165	22,474	—	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	US $	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK S E	U.S.A.	US $	4,773	9,541	—	—	—	14,314	14,127	Quarterly	2.57	2.57
0-E	RRP F ENGINE	England	US $	—	—	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35
Other loans
0-E	BOEING	U.S.A.	US $	163	320	26,214	—	—	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	US $	25,802	77,795	207,001	103,341	—	413,939	370,389	Quarterly	6.00	6.00
Hedging derivatives
-	OTHERS	—	US $	7,364	15,479	7,846	—	—	30,689	—	—	—	—

	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: TAMS .A. and Subsidiaries, Tax No. 02.012.862/ 0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATS CHAPPIJ	Holland	US $	179	493	1,315	1,314	54	3,355	2,882	Monthly	6.01	6.01
0-E	CITIBANK	U.S .A.	US $	1,528	203,150	—	—	—	204,678	200,000	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEWYORK	U.S .A.	US $	—	352,938	83,750	562,813	—	999,501	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US $	2,733	7,698	20,522	8,548	—	39,501	35,448	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S .A.	US $	120	165	—	—	—	285	282	Monthly	2.50	2.50
0-E	GENERALELECTRIC CAPITAL
	CORPORATION	U.S .A.	US $	3,852	5,098	—	—	—	8,950	8,846	Monthly	2.30	2.30
0-E	KFWIP EX-BANK	Germany	US $	592	1,552	—	—	—	2,144	2,123	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	US $	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOULEASINGS.A.	Luxemburg	US $	833	2,385	6,457	6,542	—	16,217	14,754	Quarterly	3.00	3.00
0-E	SOCIÉTÉGÉNÉRALE MILAN BRANCH	Italy	US $	11,875	32,116	85,995	171,553	—	301,539	279,335	Quarterly	4.18	4.11
0-E	BANCO IBMS .A	Brazil	BRL	380	1,161	35	—	—	1,576	1,031	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	—	—	—	—	225	222	Monthly	10.02	10.02
0-E	SOCIÉTÉGÉNÉRALE	France	BRL	146	465	176	—	—	787	519	Monthly	13.63	13.63

	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries , Tax No .89.862.200-2, Chile.

Tax No .	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	549,897	21,215	—	—	—	571,112	571,112	—	—	—
			CLP	48,842	(30)	—	—	—	48,812	48,812	—	—	—
			BRL	346 ,037	27	—	—	—	346,064	346,064	—	—	—
			Other currencies	140 ,471	11,467	—	—	—	151,938	151,938	—	—	—
Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	170	—	—	—	—	170	170	—	—	—
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	—	—	—	—	46	46	—	—	—
0 -E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	28	—	—	—	—	28	28	—	—	—
65.216.000K	Comunidad Mujer	Chile	CLP	13	—	—	—	—	13	13	—	—	—
78.591.3701	Bethia S.A. y Filiales	Chile	CLP	6	—	—	—	—	6	6	—	—	—
79.773.4403	Trans portes San Felipe S:A.	Chile	CLP	4	—	—	—	—	4	4	—	—	—
0 -E	Inversora Aeronáutica Argentina	Argentina	US$	2	—	—	—	—	2	2	—	—	—

	Total			1,085,516	32,679	—	—	—	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries , Tax No . 89 .862.200 -2 Chile.

Tax No .	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,253	—	—	—	—	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	—	—	—	—	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	—	—	—	—	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	—	—	—	—	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	—	—	—	—	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	—	—	—	—	12,020	12,000	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,9 53	—	226,485	211,135	Quarterly	4.18	4.18
0 -E	BANCO BLADEX	U.S.A.	US$	—	9,702	30,526	15,514	—	55,742	50 ,000	Semiannual	4.58	4.58
0 -E	DVB BANKSE	U.S.A.	US$	146	430	154,061	—	—	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	—	226,712	—	—	227,765	226,712	Quarterly	2.24	2.24
Obligations with the public
0 -E	BANK OF NEW YORK	U.S.A.	US$	—	36,250	72,500	554 ,3 75	—	663,125	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0 -E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,3 8 1	12,677	402,579	389,027	Quarterly	1.83	1.66
0 -E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83 ,4 2 7	148,904	354,299	319,397	Quarterly	2.29	2.22
0 -E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286 ,9 59	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0 -E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0 -E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0 -E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0 -E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0 -E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0 -E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0 -E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0 -E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0 -E	PK AirFinance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0 -E	KFW IPEX- BANK	Germany	US$	728	2,232	5,684	4,131	1,6 58	14,433	13,593	Quarterly	2.45	2.45
Other guaranteed obligations
0 -E	DVB BANK SE	U.S.A.	US$	8,225	24,695	—	—	—	32,920	32,492	Quarterly	2.32	2.32
Financial leases
0 -E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	—	105,029	94,998	Quarterly	5.13	4.57
0 -E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	—	—	14,163	13,955	Quarterly	1.28	1.28
0 -E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	3 8,596	—	111,596	97,383	Quarterly	6.40	5.67
0 -E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	—	209,375	192,914	Quarterly	5.37	4.77
0 -E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	—	163,648	153,107	Quarterly	4.08	3.64
0 -E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0 -E	DVBBANKSE	U.S.A.	US$	4,732	14,225	14,269	—	—	33,226	32,567	Quarterly	2.06	2.06
0 -E	BANC OF AMERICA	U.S.A.	US$	703	2,756	—	—	—	3,459	2,770	Monthly	1.41	1.41
Other loans
0 -E	BOEING	U.S.A.	US$	655	533	151,362	—	—	152,550	151,362	At Expiration	1.80	1.80
0 -E	CITIBANK (*)	U.S.A.	US$	25,820	77,850	207,190	206,749	—	517,609	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTROS	-	US$	12,232	33,061	40,986	3 ,688	16	89,983	85,653	-	—	—

	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of

December 31, 2015 Debtor: TAM S.A. and Subsidiaries , Tax No . 02.012.862/0001-60, Brazil.

Tax No .	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01
Obligation with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	—	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	—	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE -CIB	France	US$	4,542	—	—	—	—	4,542	4,50 0	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	12 3	3 6 1	2 8 4	—	—	76 8	755	Monthly	1.6 4	1.6 4
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	U.S.A.	US$	3,834	11,437	9,050	—	—	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	—	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIR FINANCE US, INC.	U.S.A.	US$	1,428	21,992	—	—	—	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	—	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	—	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	—	—	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	—	—	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	—	—	1,060	775	Monthly	14.14	14.14

	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	442,320	14,369	—	—	—	456,689	456,689	—	—	—
			CLP	39,823	114	—	—	—	39,937	39,937	—	—	—
			BRL	301,569	16	—	—	—	301,585	301,585	—	—	—
			Others currencies	218,347	9,016	—	—	—	227,363	227,363	—	—	—
Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	—	—	—	—	10	10	—	—	—
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	—	—	—	—	5	5	—	—	—
78.997.060-2	Viajes Falabella Ltd a.	Chile	CLP	68					68	68	—	—	—
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	—	—	—	—	342	342	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	—	—	—	—	22	22	—	—	—

	Total			1,002,506	23,515	—	—	—	1,026,021	1,026,021

	Total consolidated			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2015, the Company provided US$ 49.6 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2016, the Company had provided US$ 30.2 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

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

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2016 the Company has an international long term credit rating of BB- with negative outlook by Standard & Poor’s, a B+ rating with negative outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2016, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

•	Interest rate derivative contracts,

•	Fuel derivative contracts,

•	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

•	Investments in short-term Mutual Funds (cash equivalent),

•	Private investment funds.

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2016				As of December 31, 2015
		Fair value measurements using values considered as				Fair value measurements using considered as
	Fair value	Level I	Level II	Level III	Fair	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	15,522	15,522	—	—	26,600	26,600	—	—
Short-term mutual funds	15,522	15,522	—	—	26,600	26,600	—	—
Other financial assets, current	548,402	536,991	11,411	—	622,963	606,385	16,578	—
Fair value of fuel derivatives	10,088	—	10,088	—	6,293	—	6,293	—
Fair value of foreign currency derivatives	1,259	—	1,259	—	9,888	—	9,888	—
Interest accrued since the last payment date of Cross Currency Swap	64	—	64	—	397	—	397	—
Private investment funds	536,991	536,991	—	—	448,810	448,810	—	—
Domestic and foreign bonds	—	—	—	—	157,575	157,575	—	—
Liabilities
Other financial liabilities , current	24,881	—	24,881	—	134,089	—	134,089	—
Fair value of interest rate derivatives	9,579	—	9,579	—	33,518	—	33,518	—
Fair value of fuel derivatives	—	—	—	—	39,818		39,818
Fair value of foreign currency derivatives	13,155	—	13,155	—	56,424	—	56,424	—
Interest accrued since the last payment date of Currency Swap	2,147	—	2,147	—	4,329	—	4,329	—
Interest rate derivatives not recognized as a hedge	—	—	—	—	—		—
Other financial liabilities, non current	6,679	—	6,679	—	16,128	—	16,128	—
Fair value of interest rate derivatives	6,679	—	6,679	—	16,128	—	16,128	—

Additionally, at December 31, 2016, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2016		As of December 31, 2015
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	933,805	933,805	726,897	726,897
Cash on hand	8,630	8,630	10,656	10,656
Bank balance	255,746	255,746	255,421	255,421
Overnight	295,060	295,060	267,764	267,764
Time deposits	374,369	374,369	193,056	193,056
Other financial assets, current	164,426	164,426	28,385	28,385
Other financial assets	164,426	164,426	28,385	28,385
Trade and other accounts receivable current	1,107,889	1,107,889	796,974	796,974
Accounts receivable from related entities	554	554	183	183
Other financial assets, non current	102,125	102,125	89,458	89,458
Accounts receivable	8,254	8,254	10,715	10,715
Other financial liabilities, current	1,814,647	2,022,290	1,510,146	1,873,552
Trade and other accounts payables	1,593,068	1,593,068	1,483,957	1,483,957
Accounts payable to related entities	269	269	447	447
Other financial liabilities, non current	6,790,273	6,970,375	7,516,257	7,382,221
Accounts payable, non-current	359,391	359,391	417,050	417,050

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4—ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)	Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of December 31, 2016 goodwill amounted to ThUS$ 2,710,382 (ThUS$ 2,280,575 at December 31, 2015), while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 978,849 (ThUS$ 816,987 at December 31, 2015), Loyalty Program for ThUS$ 326,262 (ThUS$ 272,312 at December 31, 2015) and Trademarks (*) for ThUS$ 52.981 at December 31, 2015.

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of December 31, 2016, amounted to ThUS$ 2,176,634 and ThUS$ 533,748 (ThUS$ 1,835,088 and ThUS$ 445,487 at December 31, 2015), which included intangible assets with undefined useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$
Airport Slots	978,849	816,987	—	—
Trade marks (*)	—	52,981	—	—
Loyalty program	—	—	326,262	272,312

(*)	At December 31, 2016, the Company has changed the estimated useful life of the brands from an indefinite useful life to a five-year period (See Note 15).

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

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

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of December 31, 2016 the company recognized deferred tax assets amounting to ThUS$ 384,580 (ThUS$ 376,595 at December 31, 2015), and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 115,801 (ThUS$ 15,513 at December 31, 2015) (Note 18).

(d)	Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of December 31, 2016, deferred revenue associated with air tickets sold amounted to ThUS$ 1,535,229 (ThUS$ 1,223,886 as of December 31, 2015). An hypothetical change of 1% in passenger behavior regarding to the ticket usage,—that is, if during the next six months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from six to seven months, which, as of December 31, 2016, would have an impact of up to ThUS$ 20,000.

(e)	Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of December 31, 2016 and December 31, 2015, the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

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

As of December 31, 2016, deferred revenue associated with the LATAM Pass loyalty program amounted to ThUS$ 896,190 (ThUS$ 973,264 at December 31, 2015). As of December 31, 2016 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 30,632 and ThUS$ 30,000 at the same period of 2015. Meanwhile, deferred revenue associated with the LATAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 392,107 (ThUS$ 452,264 at December 31, 2015). As of December 31, 2016 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 14,639 and ThUS$ 11,755 at the same period of 2015.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. As of December 31, 2016 a hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 8,400 and ThUS$ 8,800 at the same period of 2015.

(f)	Provisions needs, and their valuation when required

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

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 16.5 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

For the periods ended

	Air transportation At December 31,			Coalition and loyalty program Multiplus At December 31,			Eliminations At December 31,			Consolidated At December 31,
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
Income from ordinary activities from external customers (*)	8,587,772	9,278,041	11,587,224	400,568	462,004	506,277	—	—	—	8,988,340	9,740,045	12,093,501
LAN passenger	4,104,348	4,241,918	4,464,761	—	—	—	—	—	—	4,104,348	4,241,918	4,464,761
TAM passenger	3,372,799	3,706,692	5,409,084	400,568	462,004	506,277	—	—	—	3,773,367	4,168,696	5,915,361
Freight	1,110,625	1,329,431	1,713,379	—	—	—	—	—	—	1,110,625	1,329,431	1,713,379
Income from ordinary activities from transactions with other operating segments	400,568	462,004	506,277	65,969	67,826	106,030	(466,537)	(529,830)	(612,307)	—	—	—
Other operating income	364,551	230,823	217,390	174,197	154,958	160,255	—	—	—	538,748	385,781	377,645
Interest income	27,287	21,818	32,390	58,380	63,647	58,110	(10,718)	(10,385)	—	74,949	75,080	90,500
Interest expense	(427,054)	(423,742)	(430,030)	—	—	(4)	10,718	10,385	—	(416,336)	(413,357)	(430,034)
Total net interest expense	(399,767)	(401,924)	(397,640)	58,380	63,647	58,106	—	—	—	(341,387)	(338,277)	(339,534)
Depreciation and amortization	(952,285)	(923,311)	(983,847)	(8,043)	(11,095)	(7,417)	—	—	—	(960,328)	(934,406)	(991,264)
Material non-cash items other than depreciation and amortization	10,069	(507,921)	(168,573)	(991)	1,893	(2,350)	—	—	—	9,078	(506,028)	(170,923)
Disposal of fixed assets and inventory losses	(82,734)	(20,932)	(28,756)	—	—	(814)	—	—	—	(82,734)	(20,932)	(29,570)
Doubtful accounts	(29,674)	(18,292)	(9,637)	(476)	611	(1,522)	—	—	—	(30,150)	(17,681)	(11,159)
Exchange differences	122,129	(469,178)	(130,187)	(478)	1,282	(14)	—	—	—	121,651	(467,896)	(130,201)
Result of indexation units	348	481	7	(37)	—	—	—	—	—	311	481	7
Income (loss) atributable to owners of the parents	(83,653)	(356,039)	(404,346)	152,873	136,765	144,361	—	—	—	69,220	(219,274)	(259,985)
Participation of the entity in the income of associates	—	37	(2,175)	—	—	(4,280)	—	—	—	—	37	(6,455)
Expenses for income tax	(92,476)	249,090	(218,503)	(70,728)	(70,707)	(73,901)	—	—	—	(163,204)	178,383	(292,404)
Segment profit/(loss)	(42,203)	(315,497)	(332,287)	152,873	136,765	105,116	—	—	—	110,670	(178,732)	(227,171)
Assets of segment	17,805,749	16,924,200	18,759,848	1,400,432	1,182,111	1,773,584	(7,987)	(4,893)	(49,002)	19,198,194	18,101,418	20,484,430
Amount of non-current asset additions	1,481,090	1,492,281	1,522,298	—	—	—	—	—	—	1,481,090	1,492,281	1,522,298
Property, plant and equipment	1,390,730	1,439,057	1,444,402	—	—	—	—	—	—	1,390,730	1,439,057	1,444,402
Intangibles other than goodwill	90,360	53,224	77,896	—	—	—	—	—	—	90,360	53,224	77,896
Segment liabilities	14,469,505	14,700,072	15,293,668	572,065	490,076	723,438	(28,680)	(26,278)	(36,371)	15,012,890	15,163,870	15,980,735
Purchase of non-monetary assets of segment	782,957	1,622,198	1,496,204	—	—	—	—	—	—	782,957	1,622,198	1,496,204

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

The Company’s revenues by geographic area are as follows:

	For the period ended At December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Peru	627,215	681,340	660,057
Argentina	1,030,973	979,324	813,472
U.S.A.	933,130	1,025,475	1,224,264
Europe	714,436	723,062	935,893
Colombia	343,001	353,007	391,678
Brazil	2,974,234	3,464,297	5,361,594
Ecuador	198,171	238,500	248,585
Chili	1,512,570	1,575,519	1,589,202
Asia Pacific and rest of Latin America	654,610	699,521	868,756

Income from ordinary activities	8,988,340	9,740,045	12,093,501

Other operating income	538,748	385,781	377,645

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Cash on hand	8,630	10,656
Bank balances	255,746	255,421
Overnight	295,060	267,764

Total Cash	559,436	533,841

Cash equivalents
Time deposits	374,369	193,056
Mutual funds	15,522	26,600

Total cash equivalents	389,891	219,656

Total cash and cash equivalents	949,327	753,497

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Argentine peso	7,871	18,733
Brazilian real	97,401	106,219
Chilean peso	30,758	17,978
Colombian peso	4,336	14,601
Euro	1,695	10,663
US Dollar	780,124	564,214
Strong bolivar (*)	61	2,986
Other currencies	27,081	18,103

Total	949,327	753,497

(*)	At December 31, 2015, the Company reflected an exchange rate loss of ThUS$ 40,968 consequence change in the SICAD rate of Venezuela (13.5 VEF/US$) at the SIMADI rate equivalent to 198.70 VEF/US$.

As of December 31, 2016, the DICOM rate, which replaces SIMADI (February 2016), and to this date is 673.76 VEF/US$, Applied to cash and cash equivalents in VEF, represented a balance of ThUS$ 61 (ThUS$ 2,986 at December 31, 2015)

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2016

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	933,805	—	—	15,522	949,327
Other financial assets, current (*)	164,426	11,411	—	536,991	712,828
Trade and others accounts receivable, current	1,107,889	—	—	—	1,107,889
Accounts receivable from related entities, current	554	—	—	—	554
Other financial assets, non current (*)	101,603	—	522	—	102,125
Accounts receivable, non current	8,254	—	—	—	8,254

Total	2,316,531	11,411	522	552,513	2,880,977

Liabilities	Other financial liabilities	Held Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,814,647	24,881	1,839,528
Trade and others accounts payable, current	1,593,068	—	1,593,068
Accounts payable to related entities, current	269	—	269
Other financial liabilities, non-current	6,790,273	6,679	6,796,952
Accounts payable, non-current	359,391	—	359,391

Total	10,557,648	31,560	10,589,208

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2015

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	—	—	26,600	753,497
Other financial assets, current (*)	28,385	16,578	157,575	448,810	651,348
Trade and others accounts receivable, current	796,974	—	—	—	796,974
Accounts receivable from related entities, current	183	—	—	—	183
Other financial assets, non current (*)	88,820	—	638	—	89,458
Accounts receivable, non current	10,715	—	—	—	10,715

Total	1,651,974	16,578	158,213	475,410	2,302,175

Liabilities	Other financial liabilities	Held Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,510,146	134,089	1,644,235
Trade and others accounts payable, current	1,483,957	—	1,483,957
Accounts payable to related entities, current	447	—	447
Other financial liabilities, non-current	7,516,257	16,128	7,532,385
Accounts payable, non-current	417,050	—	417,050

Total	10,927,857	150,217	11,078,074

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a) Assets	As of December 31, 2016	As of December 31, 2015
	ThUS $	ThUS $
Cash and cash equivalents	949,327	753,497
Argentine peso	7,871	18,733
Brazilian real	97,401	106,219
Chilean peso	30,758	17,978
Colombian peso	4,336	14,601
Euro	1,695	10,663
US Dollar	780,124	564,214
Strong bolivar	61	2,986
Other currencies	27,081	18,103
Other financial assets (current and non-current)	814,953	740,806
Argentine peso	337	157,281
Brazilian real	686,501	449,934
Chilean peso	668	640
Colombian peso	1,023	1,670
Euro	6,966	614
US Dollar	117,346	128,620
Strong bolivar	76	22
Other currencies	2,036	2,025
Trade and other accounts receivable, current	1,107,889	796,974
Argentine peso	82,770	71,438
Brazilian real	551,260	191,037
Chilean peso	92,791	57,755
Colombian peso	16,454	13,208
Euro	21,923	30,006
US Dollar	312,394	344,153
Strong bolivar	43	7,225
Other currencies (*)	30,254	82,152
Accounts receivable, non-current	8,254	10,715
Brazilian real	4	521
Chilean peso	8,250	5,041
US Dollar	—	5,000
Other currencies (*)	—	153
Accounts receivable from related entities, current	554	183
Brazilian real	—	2
Chilean peso	554	181
Total assets	2,880,977	2,302,175
Argentine peso	90,978	247,452
Brazilian real	1,335,166	747,713
Chilean peso	133,021	81,595
Colombian peso	21,813	29,479
Euro	30,584	41,283
US Dollar	1,209,864	1,041,987
Strong bolivar	180	10,233
Other currencies	59,371	102,433

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Trade accounts receivable	1,022,933	685,733
Other accounts receivable	170,264	182,028

Total trade and other accounts receivable	1,193,197	867,761
Less: Allowance for impairment loss	(77,054)	(60,072)

Total net trade and accounts receivable	1,116,143	807,689
Less: non-current portion – accounts receivable	(8,254)	(10,715)

Trade and other accounts receivable, current	1,107,889	796,974

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Fully performing	896,040	577,902
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	38,969	28,717
Expired from 91 to 180 days	9,303	10,995
More than 180 days overdue (*)	1,567	8,047

Total matured accounts receivable, but not impaired	49,839	47,759

Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	34,909	24,304
Debtor under pre-judicial collection process and portfolio sensitization	42,145	35,768

Total matured accounts receivable and impaired	77,054	60,072

Total	1,022,933	685,733

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

Currency	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Argentine Peso	82,770	71,438
Brazilian Real	551,264	191,558
Chilean Peso	101,041	62,796
Colombian peso	16,454	13,208
Euro	21,923	30,006
US Dollar	312,394	349,153
Strong bolivar	43	7,225
Other currency (*)	30,254	82,305

Total	1,116,143	807,689

(*) Other currencies
Australian Dollar	5,487	26,185
Chinese Yuan	271	4,282
Danish Krone	151	164
Pound Sterling	3,904	7,228
Indian Rupee	303	3,070
Japanese Yen	2,601	4,343
Norwegian Kroner	184	221
Swiss Franc	1,512	1,919
Korean Won	4,241	4,462
New Taiwanese Dollar	662	3,690
Other currencies	10,938	26,741

Total	30,254	82,305

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables are the following:

Periods	Opening balance ThUS$	Write-offs ThUS$	(Increase) Decrease ThUS$	Closing balance ThUS$
From January 1 to December 31, 2014	(70,602)	6,864	(7,304)	(71,042)
From January 1 to December 31, 2015	(71,042)	10,120	850	(60,072)
From January 1 to December 31, 2016	(60,072)	20,910	(37,892)	(77,054)

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

	As of December 31, 2016			As of December 31, 2015
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,022,933	(77,054)	945,879	685,733	(60,072)	625,661
Other accounts receivable	170,264	—	170,264	182,028	—	182,028

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2016	As of December 31, 2016
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	538	167
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	14	14
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controller	Chile	CLP	2	—
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	—	2

	Total current assets				554	183

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2016	As of December 31, 2015
					ThUS$	ThUS$
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	MXN	170	342
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	CLP	46	68
79.773.440-3	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	28	—
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	13	10
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	6	5
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	CLP	4	—
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	US$	2	22

	Total current liabilities				269	447

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Technical stock	191,864	192,930
Non-technical stock	49,499	31,978

Total	241,363	224,908

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Provision for obsolescence Technical stock	31,647	13,303
Provision for obsolescence Non-technical stock	3,429	2,589

Total	35,076	15,892

The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2016, the Company recorded ThUS$ 167,365 (ThUS$ 160,030 at December 31, 2015) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a ) Other financial assets
Private investment funds	536,991	448,810	—	—	536,991	448,810
Deposits in guarantee (aircraft)	16,819	16,532	56,846	58,483	73,665	75,015
Guarantees for margins of derivatives	939	4,456	—	—	939	4,456
Other investments	—	—	522	638	522	638
Domestic and foreign bonds	—	157,575	—	—	—	157,575
Other guarantees given	140,733	6,160	44,757	30,337	185,490	36,497
Other	5,935	1,237	—	—	5,935	1,237

Subtotal of other financial assets	701,417	634,770	102,125	89,458	803,542	724,228

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	64	397	—	—	64	397
Fair value of foreign currency derivatives (*)	1,259	9,888	—	—	1,259	9,888
Fair value of fuel price derivatives	10,088	6,293	—	—	10,088	6,293

Subtotal of hedging assets	11,411	16,578	—	—	11,411	16,578

Total Other Financial Assets	712,828	651,348	102,125	89,458	814,953	740,806

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
(a ) Advance payments
Aircraft leases	37,560	33,305	14,065	22,569	51,625	55,874
Aircraft insurance and other	14,717	12,408	—	—	14,717	12,408
Others	4,521	16,256	1,573	33,781	6,094	50,037

Subtotal advance payments	56,798	61,969	15,638	56,350	72,436	118,319

(b) Other assets
Aircraft maintenance reserve (*)	51,576	99,112	90,175	64,366	141,751	163,478
Sales tax	102,351	158,134	40,232	45,061	142,583	203,195
Other taxes	500	4,295	—	—	500	4,295
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	406	505	591	547	997	1,052
Judicial deposits	—	—	90,604	67,980	90,604	67,980
Others	611	6,001	104	1,159	715	7,160

Subtotal other assets	155,444	268,047	221,706	179,113	377,150	447,160

Total Other Non - Financial Assets	212,242	330,016	237,344	235,463	449,586	565,479

(*)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

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

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2016, LATAM had ThUS$ 141,751 in maintenance reserves (ThUS$ 163,478 at December 31, 2015), corresponding to two aircraft with contracts that establish periodic payments and whose expiration date is in 2017 and 21 aircraft that maintains remaining balances, which will be liquidated in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at December 31, 2016 and December 31, 2015 are detailed below:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Current assets
Aircraft	281,158	263
Engines and rotables	29,083	1,697
Other assets	26,954	—

Total	337,195	1,960

Current liabilities
Other liabilities	10,152	—

Total	10,152	—

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets were determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

In the period ended December 31, 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft, two Boeing 777 aircraft, eight A330 spare engines, A330 rotables and two buildings were reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During the period ended December 31, 2016, two Airbus A319 aircraft, one Airbus A320 aircraft and two Airbus A330 aircraft were sold. Additionally an A330 spare engine and D200 rotables were sold.

As a result, an adjustment of US $ 55 million was recorded to write down these assets to their net

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

Aircraft	As of December 31, 2016		As of December 31, 2015
Boeing 777 Freighter	2	(*)	—
Airbus A330-200	4		—
Airbus A320-200	1		—
ATR42-300	1		1

Total	8		1

(*)	One aircraft leased to DHL.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES”

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2016	As of December 31, 2015
			%	%
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	95.85660	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19056	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2016						Results for the period ended December 31, 2016
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	967,787	(2,164)
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	266,296	(24,813)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	371,896	(29,572)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	297,247	8,206
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	219,676	(1,281)
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	277,503	(13,675)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	4,145,951	2,107

	Statement of financial position as of December 31, 2015						Results for the period ended December 31, 2015
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	1,078,992	5,068
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	278,117	(74,408)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	443,317	9,432
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	324,464	5,878
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	246,402	(1,278)
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	291,354	(34,079)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	4,597,611	(183,812)

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2014						Results for the period ended December 31, 2014
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	1,134,289	1,058
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	267,578	(17,905)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	439,929	(17,864)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	364,580	(19,001)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	256,925	(20,193)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	392,433	(81,033)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	6,628,432	171,655

(*)	Corresond to consolidated information of TAM S.A. and Subsidiaries.

(b)	Non-controlling interest

Equity	Tax No .	Country of origin	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
			%	%	ThUS$	ThUS$
Lan Perú S.A	0 - E	Peru	30.00000	30.00000	3,360	4,426
Lan Cargo S.A. and Subsidiaries	93.383.000 - 4	Chile	0.10196	0.10605	957	974
Promotora Aére a Latinoamericana S.A. and Subsidiaries	0 - E	Mexico	51.00000	51.00000	3,162	3,084
Inversora Cordillera S.A. and Subsidiaries	0 - E	Argentina	0 .70422	0.70422	515	(1,386)
Lan Argentina S.A.	0 - E	Argentina	0 .13440	1.00000	(311)	29
Americonsult de Guatemala S.A.	0 - E	Guatemala	1.00000	1.00000	1	5
Americonsult Costa Rica S.A.	0 - E	Costa Rica	1.00000	1.00000	12	12
Line a Aére a Carguera de Colombiana S.A.	0 - E	Colombia	10.00000	10.00000	(905)	(811)
Aerolíneas Regionales de Integración Aires S.A.	0 - E	Colombia	0.80944	0.98307	436	540
Transportes Aere os de l Mercosur S.A.	0 - E	Paraguay	5.02000	5.02000	1,104	1,256
Multiplus S.A.	0 - E	Brazil	27.26000	27.26000	80,313	72,884

Total					88,644	81,013

Incomes	Tax No.	Country of origin	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014	2016	For the period ended December 31, 2015	2014
			%	%	%	ThUS$	ThUS$	ThUS$
Lan Perú S.A	0 - E	Peru	30.00000	30.00000	30.00000	(649)	1,521	317
Lan Cargo S.A. and Subsidiaries	93.383.000 - 4	Chile	0 .10196	0 .10605	0 .10605	(7)	(69)	(125)
Inversiones Lan S.A. and Subsidiaries	96.575.810 - 0	Chile	0 .00000	0 .00000	0 .29000	—	—	(14)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0 - E	Mexico	51.00000	51.00000	51.00000	96	1,349	396
Aerolane, Line as Aére as Nacionales del Ecuador S.A.	0 - E	Ecuador	0 .00000	0 .00000	0 .00000	—	—	(5,671)
Invers ora Cordillera S.A. and Subsidiaries	0 - E	Argentina	0 .70422	0 .70422	4 .22000	364	281	270
Lan Argentina S.A.	0 - E	Argentina	0 .13440	1.00000	1.00000	77	61	58
Americonsult de Guatemala S.A.	0 - E	Guatemala	1.00000	1.00000	1.00000	(4)	1	4
Americonsult Costa Rica S.A.	0 - E	Costa Rica	1.00000	1.00000	1.00000	—	5	6
Line a Aére a Carguera de Colombiana S.A.	0 - E	Colombia	10.00000	10.00000	10.00000	(106)	14	(495)
Aerolíne as Regionales de Integración Aires S.A.	0 - E	Colombia	0 .80944	0 .98307	0 .98307	(140)	(335)	(797)
Transportes Aereos de l Mercosur S.A.	0 - E	Paraguay	5 .02000	5 .02000	5 .02000	146	431	(389)
Multiplus S.A.	0 - E	Brazil	27.26000	27.26000	27.26000	41,673	37,283	39,254

Total						41,450	40,542	32,814

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross )
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS $	ThUS $	ThUS $	ThUS $
Airports lots	978,849	816,987	978,849	816,987
Loyalty program	326,262	272,312	326,262	272,312
Computer software	157,016	104,258	419,652	324,043
Developing software	91,053	74,887	91,053	74,887
Trademarks (1)	57,133	52,981	63,730	52,981
Other assets	—	—	808	808

Total	1,610,313	1,321,425	1,880,354	1,542,018

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (2)	program (1) (2)	Net	Total
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	16,902	60,994	—	—	—	77,896
Withdrawals	(1,365)	(3,576)	—	—	—	(4,941)
Transfer software	22,351	(24,539)	—	—	—	(2,188)
Foreing exchange	(6,763)	(4,904)	(160,779)	(64,017)	—	(236,463)
Amortization	(47,452)	—	—	—	(81)	(47,533)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	—	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	—	1,880,079
Additions	4,954	48,270	—	—	—	53,224
Withdrawals	(4,612)	(162)	—	(1)	—	(4,775)
Transfer software	28,726	(30,426)	—	—	—	(1,700)
Foreing exchange	(14,871)	(16,845)	(384,041)	(152,910)	—	(568,667)
Amortization	(36,736)	—	—	—	—	(36,736)

Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	—	1,321,425

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	—	1,321,425
Additions	6,688	83,672	—	—	—	90,360
Withdrawals	(736)	(191)	—	—	—	(927)
Transfer software	85,029	(74,376)	—	—	—	10,653
Foreing exchange	5,689	7,061	161,862	64,447	—	239,059
Amortization	(43,912)	—	—	(6,345)	—	(50,257)

Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	—	1,610,313

(1)	After the extensive integration work following the combination between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM”, which would unite all companies under a single image.

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)	See Note 2.5

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2016 amounts to ThUS$ 270,041 (ThUS$ 220,593 at December 31, 2015).

NOTE 16 - GOODWILL

The Goodwill amount at December 31, 2016 is ThUS$ 2,710,382 (ThUS$ 2,280,575 at December 31, 2015 and ThUS$ 3,313,401 at December 31, 2014). Movement of Goodwill separated by CGU it includes the following:

Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	(360,371)	(87,670)	(448,041)
Others	33,837	—	33,837

Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401

Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(823,415)	(209,411)	(1,032,826)

Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575

Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	341,813	88,261	430,074
Others	(267)	—	(267)

Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

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

As of December 31, 2016 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.9 - 4.4	3.9 - 4.4
Discount rate based on the weighted average cost of capital (WACC)%		8.27 - 9.27	—
Discount rate based on cost of equity (Ke)%		—	12.3 - 13.3
Fuel Price from futures price curves commodities markets	US$/barril	61 - 76	—

(1)	In line with the expectations of the Central Bank of Brazil
(2)	The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU’s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	Ke	growth rate
	%	%	%
Air transportation CGU	9.27	—	1.0
Coalition and loyalty program Multiplus CGU	—	13.3	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress (*)	470,065	1,142,812	—	—	470,065	1,142,812
Land	50,148	45,313	—	—	50,148	45,313
Buildings	190,771	131,816	(60,552)	(40,325)	130,219	91,491
Plant and equipment	10,099,587	9,683,764	(2,350,045)	(2,392,463)	7,749,542	7,291,301
Own aircraft	9,436,684	9,118,396	(2,123,025)	(2,198,682)	7,313,659	6,919,714
Other (**)	662,903	565,368	(227,020)	(193,781)	435,883	371,587
Machinery	39,246	36,569	(26,821)	(21,220)	12,425	15,349
Information technology equipment	163,695	154,093	(123,981)	(110,204)	39,714	43,889
Fixed installations and accessories	178,363	179,026	(94,451)	(90,068)	83,912	88,958
Motor vehicles	96,808	99,997	(67,855)	(64,047)	28,953	35,950
Leasehold improvements	192,100	124,307	(87,559)	(70,219)	104,541	54,088
Other property, plants and equipment	3,005,981	3,279,902	(1,177,351)	(1,150,396)	1,828,630	2,129,506
Financial leasing aircraft	2,905,556	3,151,405	(1,152,190)	(1,120,682)	1,753,366	2,030,723
Other	100,425	128,497	(25,161)	(29,714)	75,264	98,783

Total	14,486,764	14,877,599	(3,988,615)	(3,938,942)	10,498,149	10,938,657

(*)	It includes pre-delivery payments to aircraft manufacturers for ThUS$ 434,250 (ThUS$ 1,016,007 as of December 31, 2015)
(**)	Mainly considers rotable and tools.

(a)	Movement in the different categories of Property, plant and equipment:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS $	ThUS $	ThUS $	ThUS $		ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	29,980	3,440	16,636	1,214,282		22,239	2,190	1,586	—	154,049	1,444,402
Disposals	—	—	—	(660,129	)(1)	(57)	—	(4)	—	(328)	(660,518)
Retirements	(705)	—	(403)	(39,463)		(205)	(230)	(53)	(50)	(34,282)	(75,391)
Depreciation expenses	—	—	(13,980)	(431,967)		(16,889)	(8,899)	(1,041)	(19,127)	(286,033)	(777,936)
Foreing exchange	733	(4,804)	(12,341)	(59,957)		(3,595)	(1,509)	330	—	(110,727)	(191,870)
Other increases (decreases)	48,621	—	5,309	124,205		3,297	1,639	(597)	58,931	(189,802)	51,603

Changes, total	78,629	(1,364)	(4,779)	146,971		4,790	(6,809)	221	39,754	(467,123)	(209,710)

Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Additions	39,711	—	439	1,304,199		15,322	1,692	280	13,188	64,226	1,439,057
Disposals	—	—	(500)	(76,675	)(2)	(27)	—	(8)	—	(11)	(77,221)
Retirements	(1,262)	—	(956)	(38,240)		(104)	(476)	(4)	—	(8,902)	(49,944)
Depreciation expenses	—	—	(7,161)	(521,688)		(16,196)	(11,649)	(378)	(13,973)	(174,474)	(745,519)
Foreing exchange	(932)	(11,786)	(18,248)	(129,933)		(6,126)	(13,269)	(638)	(1,659)	(252,709)	(435,300)
Other increases (decreases)	168,016	(889)	(49,089)	(150,677)		11	68,877	308	9	(2,058)	34,508

Changes, total	205,533	(12,675)	(75,515)	386,986		(7,120)	45,175	(440)	(2,435)	(373,928)	165,581

Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657

Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657

Additions	14,481	—	272	1,301,093		7,392	292	6	54,181	13,013	1,390,730
Disposals	—	—	—	(16,918	)(3)	(59)	—	(32)	—	(2,972)	(19,981)
Retirements	(284)	—	(68)	(39,816)		(55)	(1,258)	—	—	(2,604)	(44,085)
Depreciation expenses	—	—	(6,234)	(562,131)		(14,909)	(13,664)	(293)	(23,283)	(124,038)	(744,552)
Foreing exchange	5,081	4,835	2,538	51,770		2,924	9,384	223	2,849	93,383	172,987
Other increases (decreases)	(692,025)	—	42,220	(285,198	)(4)	532	200	(384)	16,706	(277,658)	(1,195,607)

Changes, total	(672,747)	4,835	38,728	448,800		(4,175)	(5,046)	(480)	50,453	(300,876)	(440,508)

Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149

(1)	During the first half of 2014 four Boeing 777- 300ER were sold and subsequently leased.
(2)	During the first half of 2015 three Airbus A340 aircraft were sold.
During the second half of 2015 seven Dash-200 aircraft were sold.
During the second half of 2015 two Airbus A319 aircraft were sold.
(3)	During the first half of 2016 two Airbus A330 aircraft were sold.
(4)	During 2016 two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 and two Boeing 777 aircraft were reclassified to non-current assets and disposal group classified as held for sale (See Note 13).

(b)	Composition of the fleet:

		Aircraft included
		in Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
		December 31,		December 31,		December 31,	December 31,	December 31,		December 31,
Aircraft	Model	2016		2015		2016	2015	2016		2015
Boeing 767	300ER	34		34		3	4	37		38
Boeing 767	300F	8	(1)	8	(1)	3	3	11	(1)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	—		2	(2)	2	2	2		4	(2)
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	4		3		8	4	12		7
Airbus A319	100	36		38		12	12	48		50
Airbus A320	200	93		95		53	59	146		154
Airbus A320	NEO	1		—		1	—	2		—
Airbus A321	200	30		26		17	10	47		36
Airbus A330	200	—		8		—	2	—		10
Airbus A350	900	5		1		2	—	7		1

Total		221		225		111	106	332		331

(1)	Three aircraft leased to FEDEX
(2)	One aircraft leased to DHL

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*)	Except for the Boeing 767 300ER and Boeing 767 300F fleets which consider a lower residual value due to the extension of their useful life to 22 and 23 years respectively. Additionally certain technical components, which are depreciated based on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 744,552 (ThUS$ 745,519 at December 31, 2015). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2016, direct guarantees by five Airbus A319-100 aircraft, two Airbus A320-200 aircraft, one Airbus A320 NEO aircraft, four Airbus A321-200 aircraft, four Airbus A350-900 aircraft and one Boeing 787-9 aircraft were added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2016		2015
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS $	ThUS $	ThUS $	ThUS $
Wilmington	Aircraft and engines	Airbus A321/A350	596,224	722,979	374,619	478,667
Trust Company		Boeing 767	811,723	1,164,364	907,356	1,220,541
		Boeing 787	739,031	899,445	712,059	834,567
Banco Santander S.A.	Aircraft and engines	Airbus A319	50,671	91,889	58,527	95,387
		Airbus A320	462,950	709,788	524,682	749,192
		Airbus A321	32,853	44,227	36,334	45,380
BNP Paribas	Aircraft and engines	Airbus A319	134,346	228,384	154,828	229,798
		Airbus A320	128,173	181,838	145,506	192,957
Credit Agricole	Aircraft and engines	Airbus A319	26,014	37,389	37,755	84,129
		Airbus A320	71,794	144,157	115,339	214,726
		Airbus A321	40,609	93,110	50,591	97,257
JP Morgan	Aircraft and engines	Boeing 777	—	—	215,265	263,366
Wells Fargo	Aircraft and engines	Airbus A320	252,428	333,419	279,478	348,271
Bank of Utah	Aircraft and engines	Airbus A320/A350	670,826	709,280	240,094	312,573
Natixis	Aircraft and engines	Airbus A320	45,748	66,738	56,223	81,355
		Airbus A321	377,104	514,625	413,201	542,594
Citibank N.A.	Aircraft and engines	Airbus A320	111,243	166,370	127,135	172,918
		Airbus A321	42,867	70,166	49,464	73,122
HSBC	Aircraft and engines	Airbus A320	—	—	53,583	64,241
KfW IP EX-Bank	Aircraft and engines	Airbus A319	7,494	6,360	—	—
		Airbus A320	28,696	36,066	13,593	16,838
Airbus Financial Services	Aircraft and engines	Airbus A319	30,199	33,823	—	—
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	54,786	46,341	62,514	48,691
Banco BBVA	Land and buildings		50,381	69,498	—	—

Total direct guarantee			4,766,160	6,370,256	4,628,146	6,166,570

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2016 amounted to ThUS$ 913,494 (ThUS$ 1,311,088 at December 31, 2015). The book value of assets with indirect guarantees as of December 31, 2016 amounts to ThUS$ 1,740,815 (ThUS$ 2,001,605 as of December 31, 2015).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	116,386	129,766
Commitments for the acquisition of aircraft (*)	15,100,000	19,800,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2017	2018	2019	2020	2021	2022	Total
Airbus S.A.S.	5	16	14	16	21	2	74

A320-NEO	5	5	8	8	8	—	34
A321	—	1	—	—	—	—	1
A321-NEO	—	6	2	6	5	—	19
A350-1000	—	—	2	2	8	2	14
A350-900		4	2	—	—	—	6

The Boeing Company	1	—	6	2	2	—	11

Boeing 777	—	—	2	—	—	—	2
Boeing 787-9	1	—	4	2	2	—	9

Total	6	16	20	18	23	2	85

In April 2015 the change of eight Boeing 787-8 aircraft for eight Boeing 787-8 aircraft was signed.

In September 2015 the change of six Airbus A350-900 aircraft for six Airbus A350-1000 aircraft was signed. Additionally, in November 2015 the change of six Airbus A350-900 aircraft to six Airbus A350-1000 aircraft was signed. In April 2016 the change of four Airbus A320 NEO aircraft to four Airbus A321 NEO aircraft was signed. In August 2016 a cancellation of 12 Airbus A320 NEO aircraft and the change of two Airbus A350-900 to two Airbus A350-1000 were signed.

As of December 31, 2016, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 54 aircraft Airbus A320 family, with deliveries between 2017 and 2021, and 20 Airbus aircraft A350 family with deliveries between 2017 and 2022 remain to be received.

The approximate amount is ThUS$ 12,400,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 4 Airbus A350 aircraft.

In May 2016 the change of four Boeing 787-8 aircraft for four Boeing 787-9 aircraft was signed.

As of December 31, 2016, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of nine Boeing 787 Dreamliner aircraft, with delivery dates between 2017 and 2021, and two Boeing 777 with delivery expected for 2019 remain to be received.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 2,700,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

			For the periods ended
			December 31,
		2016	2015	2014
Average rate of capitalization of capitalized interest costs	%	3.54	2.79	2.84
Costs of capitalized interest	ThUS$	(696)	22,551	18,426

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2016	2015
Agonandra Statutory Trust	Airbus A320	200	—	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing T rust	Boeing 767	300F	—	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	—	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BET A Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	—	2
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LT D (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A330	200	—	1
TMF Interlease Aviation II B.V.	Airbus A319	100	—	5
TMF Interlease Aviation II B.V.	Airbus A320	200	—	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1

Total			50	66

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2016 the Company had fifty aircrafts (sixty six aircraft as of December 31, 2015).

As of December 31, 2016, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company declined its number of aircraft leasing in five Airbus A319-100, eight Airbus A320-200 and one Airbus A330-200 aircraft.

The book value of assets under financial leases as of December 31, 2016 amounts to ThUS$ 1,753,366 (ThUS$ 2,030,723 at December 31, 2015).

The minimum payments under financial leases are as follows:

	As of December 31, 2016			As of December 31, 2015			As of December 31, 2014
	Gross		Present	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	285,168	(32,365)	252,803	360,862	(47,492)	313,370	403,840	(48,197)	355,643
Between one and five years	704,822	(43,146)	661,676	1,003,237	(75,363)	927,874	1,121,190	(97,909)	1,023,281
Over five years	43,713	(120)	43,593	95,050	(1,406)	93,644	261,877	(6,409)	255,468

Total	1,033,703	(75,631)	958,072	1,459,149	(124,261)	1,334,888	1,786,907	(152,515)	1,634,392

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2016, the income tax provision was calculated for such period, applying the rate of 24% for the business year 2016, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Tax Category reaching 27% in 2018 if the “Partially Integrated Taxation System” is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System” the top rate would reach 25% in 2017.

According with the Law reference above, since LATAM Airlines Group S.A. is a public company, by default should apply the “Partially Integrated Taxation System”(*), unless in a Company´s Extraordinary Meeting of Shareholders agrees, by a minimum of 2/3 of the votes, to use the “Attributed Income Taxation System”(*). The deadline for making that decision was the last quarter of 2016.

On February 8, 2016, an amendment to the above mentioned Law was issued (Law 20,899), which simplify the system for paying taxes, between the mainly changes, it is now mandatorily, for public companies, such as Latam Airlines Group S.A. choosing the “Partially Integrated Taxation System”(*), without any option to elect the “Attributed Income Taxation System”, as describe above.

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

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities, always correspond to the same entity and tax authority.

(*)The Partially Integrated Taxation System” final income taxation is applied upon effective dividend disbursements or profit withdrawals, and under the “Attributed Income Taxation System” by using the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	43,821	43,935	—	—	43,821	43,935
Other recoverable credits	21,556	20,080	20,272	25,629	41,828	45,709

Total assets by current tax	65,377	64,015	20,272	25,629	85,649	89,644

(a.2)     The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	9,632	19,001	—	—	9,632	19,001
Additional tax provision	4,654	377	—	—	4,654	377

Total liabilities by current tax	14,286	19,378	—	—	14,286	19,378

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	11,735	(14,243)	1,387,760	1,116,748
Leased assets	(35,922)	(25,299)	203,836	226,003
Amortization	(15,820)	(5,748)	61,660	65,416
Provisions	222,253	210,992	(59,096)	(167,545)
Revaluation of financial instruments	—	709	(3,223)	(7,575)
Tax losses	202,536	212,067	(1,126,200)	(797,715)
Intangibles	—	—	430,705	364,314
Others	(202)	(1,883)	20,317	11,919

Total	384,580	376,595	915,759	811,565

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2014

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Effect from change in tax rate	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(574.997)	(74.623)	—	3.575	(225.595)	—	(871.640)
Leased assets	(193.762)	47.749	—	3.267	(43.029)	—	(185.775)
Amortization	(124.357)	(21.621)	—	1.928	(16.050)	—	(160.100)
Provisions	525.241	(99.262)	—	(53.090)	(21.812)	—	351.077
Revaluation of financial instruments	16.070	(53.675)	47.979	(1.331)	3.763	—	12.806
Tax losses (*)	551.528	147.798	—	(13.968)	163.596	(126.205)	722.749
Intangibles	(593.325)	—	—	70.050	—	—	(523.275)
Others	29.336	7.071	—	(32.361)	(6.039)	11.580	9.587

Total	(364.266)	(46.563)	47.979	(21.930)	(145.166)	(114.625)	(644.571)

(b)	From January 1 to December 31, 2015

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(267,891)	—	8,540	—	(1,130,991)
Leased assets	(185,775)	(73,330)	—	7,803	—	(251,302)
Amortization	(160,100)	84,330	—	4,606	—	(71,164)
Provisions	351,077	150,362	3,911	(126,813)	—	378,537
Revaluation of financial instruments	12,806	19,760	(21,103)	(3,179)	—	8,284
Tax losses (*)	722,749	320,397	—	(33,364)	—	1,009,782
Intangibles	(523,275)	(8,362)	—	167,323	—	(364,314)
Others	9,587	45,638	—	(62,182)	(6,845)	(13,802)

Total	(644,571)	270,904	(17,192)	(37,266)	(6,845)	(434,970)

(c)	From January 1 to December 31, 2016

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(241,435)	—	(3,599)	—	(1,376,025)
Leased assets	(251,302)	14,833	—	(3,289)	—	(239,758)
Amortization	(71,164)	(4,375)	—	(1,941)	—	(77,480)
Provisions	378,537	(149,969)	921	53,448	(1,568)	281,369
Revaluation of financial instruments	8,284	28,294	(34,695)	1,340	—	3,223
Tax losses (*)	1,009,782	304,892	—	14,062	—	1,328,736
Intangibles	(364,314)	4,131	—	(70,522)	—	(430,705)
Others	(13,802)	(30,185)	—	22,234	1,214	(20,539)

Total	(434,970)	(73,814)	(33,774)	11,733	(354)	(531,179)

Deferred tax assets not recognized:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Tax losses	115,801	15,513

Total Deferred tax assets not recognized	115,801	15,513

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at December 31, 2016, the Company has not recognized deferred tax assets of ThUS$ 115,801 (ThUS$ 15,513 at December 31, 2015) according with a loss of ThUS$ 340,591 (ThUS$ 45,628 at December 31, 2015).

Deferred tax expense and current income taxes:

	For the period ended December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Current tax expense
Current tax expense	87,307	92,916	97,782
Adjustment to previous period’s current tax	2,083	(395)	(2,151)

Total current tax expense, net	89,390	92,521	95,631

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	73,814	(270,904)	196,676
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	—	—	97

Total deferred tax expense, net	73,814	(270,904)	196,773

Income tax expense	163,204	(178,383)	292,404

Composition of income tax expense (income):

	For the period ended December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Current tax expense, net, foreign	80,600	89,460	92,272
Current tax expense, net, Chile	8,790	3,061	3,359

Total current tax expense, net	89,390	92,521	95,631

Deferred tax expense, net, foreign	119,175	(280,445)	168,049
Deferred tax expense, net, Chile	(45,361)	9,541	28,724

Deferred tax expense, net, total	73,814	(270,904)	196,773

Income tax expense	163,204	(178,383)	292,404

Profit before tax by the legal tax rate in Chile (24% and 22.5% at December 31, 2016 and 2015, respectively)

	For the period ended December 31,			For the period ended December 31,
	2016	2015	2014	2016	2015	2014
	ThUS$	ThUS$	ThUS$	%	%	%
Tax expense using the legal rate (*)	65,449	(89,472)	6,805	24.00	22.50	21.00

Tax effect by change in tax rate (*)	—	—	150,210	—	—	463.55
Tax effect of rates in other jurisdictions	16,333	(21,803)	112,563	5.99	5.48	347.37
Tax effect of non-taxable operating revenues	(62,419)	(106,381)	(60,960)	(22.89)	26.75	(188.12)
Tax effect of disallowable expenses	132,469	38,677	88,643	48.58	(9.73)	273.55
Other increases (decreases) in legal tax charge	11,372	596	(4,857)	4.17	(0.15)	(14.99)

Total adjustments to tax expense using the legal rate	97,755	(88,911)	285,599	35.85	22.35	881.36

Tax expense using the effective rate	163,204	(178,383)	292,404	59.85	44.85	902.36

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First-Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2016 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended December 31,
	2016	2015
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	(33,774)	(17,192)
Aggregate deferred taxation related to items charged to net equity	(807)	(992)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,814,647	1,510,146
(b) Hedge derivatives	24,881	134,089

Total current	1,839,528	1,644,235

Non-current
(a) Interest bearing loans	6,790,273	7,516,257
(b) Hedge derivatives	6,679	16,128

Total non-current	6,796,952	7,532,385

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Current
Loans to exporters	278,164	387,409
Bank loans (1)	290,810	80,188
Guaranteed obligations	578,014	591,148
Other guaranteed obligations	1,908	32,513

Subtotal bank loans	1,148,896	1,091,258
Obligation with the public	312,043	10,999
Financial leases	268,040	324,859
Other loans	85,668	83,030

Total current	1,814,647	1,510,146

Non-current
Bank loans	294,477	564,128
Guaranteed obligations	4,180,538	4,122,995
Other guaranteed obligations	254,512	—

Subtotal bank loans	4,729,527	4,687,123
Obligation with the public (2)	997,302	1,294,882
Financial leases	754,321	1,015,779
Other loans	309,123	518,473

Total non-current	6,790,273	7,516,257

Total obligations with financial institutions	8,604,920	9,026,403

(1)	On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US $ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a Cross Currency Swap for the same amount and period, in order to convert the commitment currency from US$ to BRL.
(2)	On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, interest rate of 7.25% per annum.

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

Currency balances that make the interest bearing loans:

	As of December 31, 2016	As of December 31, 2015
Currency	ThUS$	ThUS$
Brazilian real	1,253	3,387
Chilean peso (U.F.)	203,194	210,423
US Dollar	8,400,473	8,812,593

Total	8,604,920	9,026,403

Interest-bearing loans due in installments to December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective Rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,000	—	—	—	—	75,000	75,234	—	—	—	—	75,234	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	—	50,381	—	—	—	50,381	—	50,324	—	—	—	50,324	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	US$	30,000	—	—	—	—	30,000	30,183	—	—	—	—	30,183	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	US$	40,000	—	—	—	—	40,000	40,098	—	—	—	—	40,098	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,000	—	—	—	—	70,000	70,323	—	—	—	—	70,323	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,002	—	—	—	—	12,002	At Expiration	1.79	1.79
Bank loans
97.023.000-9	CORP BANCA	Chile	UF	19,229	57,686	60,186	16,254	—	153,355	19,819	57,686	59,176	16,189	—	152,870	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	US$	—	12,500	30,000	—	—	42,500	—	12,667	29,625	—	—	42,292	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	US$	—	—	28,911	—	—	28,911	3	—	28,911	—	—	28,914	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	US$	—	—	158,194	—	—	158,194	542	—	158,194	—	—	158,736	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEWYORK	U.S.A.	US$	—	—	—	500,000	—	500,000	2,291	—	—	489,885	—	492,176	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	11,073	29,252	62,209	32,172	3,711	138,417	11,454	29,252	60,781	31,221	3,631	136,339	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	US$	10,496	42,401	111,962	118,181	345,078	628,118	12,792	43,023	108,271	116,067	341,481	621,634	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	US$	31,448	95,186	260,112	269,512	400,087	1,056,345	35,211	95,186	233,012	257,387	391,253	1,012,049	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST	U.S.A.	US$	15,554	49,236	135,254	140,848	626,444	967,336	20,997	49,236	130,792	138,455	622,153	961,633	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,495	53,162	146,932	154,774	175,805	548,168	19,059	53,162	138,257	150,891	172,087	533,456	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	US$	5,347	16,204	44,472	46,386	26,165	138,574	5,680	16,204	42,707	45,815	26,063	136,469	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	US$	2,787	8,470	23,393	24,635	26,705	85,990	3,001	8,470	22,132	24,149	26,519	84,271	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	US$	1,364	4,167	11,516	12,146	13,561	42,754	1,538	4,166	10,889	11,902	13,464	41,959	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	US$	14,817	44,958	123,705	129,462	219,666	532,608	17,298	44,958	104,709	120,509	211,895	499,369	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,992	15,365	24,725	26,984	45,197	117,263	5,570	15,365	24,023	26,515	44,522	115,995	Quarterly	3.86	3.86
0-E	NATIXIS	France	US$	12,289	37,388	98,873	82,066	192,235	422,851	13,038	37,388	97,469	81,130	190,048	419,073	Quarterly	2.60	2.57
0-E	PK AIRFINANCE	U.S.A.	US$	2,018	6,268	18,413	24,944	3,144	54,787	2,071	6,269	18,412	24,944	3,144	54,840	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	US$	2,288	7,015	17,869	9,019	—	36,191	2,319	7,015	17,869	9,019	—	36,222	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,797	5,476	15,262	7,664	—	30,199	1,841	5,477	15,261	7,664	—	30,243	Monthly	2.49	2.49
0-E	INVESTEC	England	US$	1,298	7,526	19,290	21,667	22,421	72,202	1,771	7,733	18,533	21,368	22,309	71,714	Semiannual	5.67	5.67
—	SWAP Aviones llegados	—	US$	403	1,067	1,658	158	—	3,286	403	1,067	1,658	158	—	3,286	Quarterly	—	—
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	—	—	256,860	—	—	256,860	1,908	—	254,512	—	—	256,420	Quarterly	2.85	2.85
Financial leases
0-E	ING	U.S.A.	US$	5,089	15,653	31,151	11,805	—	63,698	5,641	15,652	30,577	11,771	—	63,641	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	US$	1,754	5,403	—	—	—	7,157	1,780	5,403	—	—	—	7,183	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	US$	4,956	15,312	44,177	13,804	—	78,249	5,622	15,312	43,413	13,762	—	78,109	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,979	47,048	63,957	3,827	—	130,811	16,852	47,048	63,072	3,819	—	130,791	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	US$	12,520	38,494	75,958	22,147	—	149,119	13,122	38,494	74,776	22,079	—	148,471	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	US$	4,678	14,261	39,862	42,663	1,862	103,326	5,018	14,260	38,834	42,430	1,861	102,403	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,680	9,447	—	—	—	14,127	4,713	9,448	—	—	—	14,161	Quarterly	2.57	2.57
0-E	RRP ENGINE	England	US$	—	—	6,402	6,955	11,917	25,274	—	—	6,402	6,955	11,917	25,274	Monthly	2.35	2.35
Other loans
0-E	BOEING	U.S.A.	US$	—	—	26,214	—	—	26,214	185	—	26,214	—	—	26,399	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	US$	20,555	63,942	184,866	101,026	—	370,389	21,541	63,942	182,043	100,866	—	368,392	Quarterly	6.00	6.00

	Total			451,906	753,268	2,122,383	1,819,099	2,113,998	7,260,654	480,920	754,207	2,040,524	1,774,950	2,082,347	7,132,948

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATS CHAPPIJ	Holland	US$	122	378	1,094	1,234	54	2,882	137	378	1,094	1,233	55	2,897	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	US$	—	200,000	—	—	—	200,000	(151)	199,729	—	—	—	199,578	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A	US$	—	300,000	—	500,000	—	800,000	8,173	301,579	4,119	503,298	—	817,169	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	US$	2,086	6,437	18,556	8,369	—	35,448	2,253	6,437	18,556	8,369	—	35,615	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	US$	118	164	—	—	—	282	119	164	—	—	—	283	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	US$	3,771	5,075	—	—	—	8,846	3,794	5,075	—	—	—	8,869	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	US$	579	1,544	—	—	—	2,123	583	1,544	—	—	—	2,127	Monthly/ Quarterly	2.80	2.80
0-E	NATIXIS	France	US$	2,675	5,732	18,485	38,820	41,731	107,443	3,533	5,732	18,485	38,820	41,731	108,301	Quarterly/ Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	668	2,038	5,768	6,280	—	14,754	709	2,038	5,768	6,280	—	14,795	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,547	26,275	74,783	169,730	—	279,335	9,779	26,275	74,783	169,730	—	280,567	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	260	749	22	—	—	1,031	260	749	21	—	—	1,030	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	222	—	—	—	—	222	222	—	—	—	—	222	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	102	307	110	—	—	519	102	307	110	—	—	519	Monthly	13.63	13.63

	Total			19,150	548,699	118,818	724,433	41,785	1,452,885	29,513	550,007	122,936	727,730	41,786	1,471,972

	Total consolidated			471,056	1,301,967	2,241,201	2,543,532	2,155,783	8,713,539	510,433	1,304,214	2,163,460	2,502,680	2,124,133	8,604,920

Interest-bearing loans due in installments to December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	—	—	—	—	100,000	100,183	—	—	—	—	100,183	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,000	—	—	—	—	100,000	100,067	—	—	—	—	100,067	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,000	—	—	—	—	55,000	55,088	—	—	—	—	55,088	At Expiration	1.05	1.05
97.004.000-5	CHILE	Chile	US$	50,000	—	—	—	—	50,000	50,006	—	—	—	—	50,006	At Expiration	1.42	1.42
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	—	—	—	—	70,000	70,051	—	—	—	—	70,051	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,014	—	—	—	—	12,014	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	17,631	52,893	105,837	34,774	—	211,135	18,510	52,892	104,385	34,635	—	210,422	Quarterly	4.18	4.18
0-E	BLADEX	U.S.A.	US$	—	7,500	27,500	15,000	—	50,000	134	7,500	27,125	14,875	—	49,634	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	—	—	153,514	—	—	153,514	14	—	153,514	—	—	153,528	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	—	—	226,712	—	—	226,712	650	—	226,712	—	—	227,362	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	—	—	—	500,000	—	500,000	2,383	—	—	486,962	—	489,345	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	29,633	88,188	204,722	54,074	12,410	389,027	30,447	88,189	203,286	54,074	12,410	388,406	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	8,162	25,012	70,785	75,028	140,410	319,397	9,243	25,012	70,335	74,917	140,407	319,914	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	30,895	93,511	255,536	264,770	536,039	1,180,751	34,933	93,511	227,704	252,054	525,257	1,133,459	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	—	48,264	85,183	90,694	451,555	675,696	5,691	48,263	81,867	88,977	448,016	672,814	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,042	51,792	143,168	150,792	254,208	617,002	18,545	51,792	133,740	146,362	249,406	599,845	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,233	15,862	43,552	45,416	49,606	159,669	5,514	15,862	41,434	44,599	49,281	156,690	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,714	8,250	22,801	24,007	39,182	96,954	2,897	8,250	21,336	23,376	38,789	94,648	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,333	4,055	11,211	11,828	19,715	48,142	1,478	4,056	10,483	11,513	19,515	47,045	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	14,483	43,948	120,924	126,550	285,134	591,039	17,232	43,948	102,607	117,968	277,195	558,950	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,767	14,667	32,449	25,826	58,989	136,698	5,342	14,666	32,448	25,826	58,989	137,271	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	11,698	35,914	97,434	83,289	241,088	469,423	12,351	35,914	97,434	83,289	241,088	470,076	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,374	4,180	11,533	12,112	24,384	53,583	1,504	4,180	11,533	12,112	24,384	53,713	Quarterly	2.40	1.59
0-E	PK AIRFINANCE	U.S.A.	US$	1,882	5,846	17,171	19,744	17,871	62,514	1,937	5,846	17,171	19,744	17,871	62,569	Monthly	2.04	2.04
0-E	KFW IP EX-BANK	Germany	US$	653	2,028	5,314	3,958	1,640	13,593	655	2,028	5,314	3,958	1,640	13,595	Quarterly	2.45	2.45
—	SWAP Aviones llegados	—	US$	502	1,360	2,521	765	—	5,148	502	1,360	2,521	765	—	5,148	Quarterly	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,054	24,438	—	—	—	32,492	8,075	24,438	—	—	—	32,513	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	8,108	23,191	36,868	26,831	—	94,998	8,894	23,191	36,066	26,682	—	94,833	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,666	5,131	7,158	—	—	13,955	1,700	5,131	7,158	—	—	13,989	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	4,687	14,447	41,726	36,523	—	97,383	5,509	14,447	40,684	36,330	—	96,970	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,246	46,858	108,403	22,407	—	192,914	16,536	46,858	106,757	22,324	—	192,475	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	9,956	30,678	81,373	31,100	—	153,107	10,494	30,678	79,983	30,958	—	152,113	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	4,519	13,784	38,531	41,238	23,556	121,628	4,919	13,784	37,247	40,819	23,486	120,255	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,567	13,873	14,127	—	—	32,567	4,625	13,873	14,127	—	—	32,625	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	674	2,096	—	—	—	2,770	676	2,096	—	—	—	2,772	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	—	151,362	—	—	151,362	2,294	—	151,363	—	—	153,657	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	19,361	60,251	174,178	196,210	—	450,000	20,485	60,251	174,178	192,932	—	447,846	Quarterly	6.00	6.00

	Total			611,840	738,017	2,291,593	1,892,936	2,155,787	7,690,173	641,578	738,016	2,218,512	1,846,051	2,127,734	7,571,891

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDER LANDS CHE
	CREDIETVER ZEKER ING MAATSCHAPPIJ	Holland	US$	115	356	1,031	1,162	689	3,353	132	356	1,031	1,162	689	3,370	Monthly	6.01	6.01
Obligations with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	300,000	—	500,000	800,000	7,506	1,110	301,722	5,171	501,027	816,536	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,972	6,085	17,540	17,908	—	43,505	2,176	6,085	17,540	17,908	—	43,709	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,370	10,397	20,812	15,416	—	49,995	3,461	10,396	20,813	15,416	—	50,086	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,500	—	—	—	—	4,500	4,528	—	—	—	—	4,528	Quarterly	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	118	355	282	—	—	755	120	355	282	—	—	757	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,654	11,137	8,970	—	—	23,761	3,697	11,137	8,970	—	—	23,804	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,097	6,401	15,186	12,215	—	36,899	3,163	6,401	15,186	12,215	—	36,965	Monthly/ Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,505	5,387	17,359	19,682	70,087	115,020	3,476	5,387	17,360	19,682	70,088	115,993	Quarterly/ Semiannual	3.85	3.85
0-E	PK AIR FINANCE US, INC.	U.S.A.	US$	1,276	21,769	—	—	—	23,045	1,316	21,769	—	—	—	23,085	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	383	1,101	2,617	14,267	—	18,368	418	1,101	2,617	14,267	—	18,403	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,148	25,003	71,311	208,024	—	312,486	9,552	25,003	71,311	208,024	—	313,890	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	217	651	860	—	—	1,728	217	651	860	—	—	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	168	529	185	—	—	882	169	529	185	—	—	883	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	85	256	434	—	—	775	85	256	434	—	—	775	Monthly	14.14	14.14

	Total			29,608	89,427	456,587	288,674	570,776	1,435,072	40,016	90,536	458,311	293,845	571,804	1,454,512

	Total consolidated			641,448	827,444	2,748,180	2,181,610	2,726,563	9,125,245	681,594	828,552	2,676,823	2,139,896	2,699,538	9,026,403

(b)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	2,148	4,329	—	—	2,148	4,329
Fair value of interest rate derivatives	9,578	33,518	6,679	16,128	16,257	49,646
Fair value of fuel derivatives	—	56,424	—	—	—	56,424
Fair value of foreign currency derivative	13,155	39,818	—	—	13,155	39,818

Total hedge derivatives	24,881	134,089	6,679	16,128	31,560	150,217

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(12,286)	(49,311)
Interest rate swaps (2)	(16,926)	(44,085)
Fuel options (3)	10,088	(50,131)
Currency forward—options US$/GBP$ (4)	618	7,432
Currency forward—options US$/EUR$ (4)	109	1,438
Currency options R$/US$ (4)	(1,752)	933
Currency options CLP/US$ (4)	—	85

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF and US$/BRL of bank loans. These contracts are recorded as cash flow hedges and fair value.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$ and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next six months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by US$/UF and US$/BRL, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	127,390	80,387	(163,993)
Debit (credit) transferred from net equity to income during the period	(113,403)	(151,244)	(151,520)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,117,926	1,025,574
(b) Accrued liabilities at the reporting date	475,142	458,383

Total trade and other accounts payables	1,593,068	1,483,957

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Trade creditors	868,833	758,783
Leasing obligation	10,446	18,784
Other accounts payable	238,647	248,007

Total	1,117,926	1,025,574

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Aircraft Fuel	188,276	148,612
Boarding Fee	149,880	175,900
Airport charges and overflight	90,327	94,139
Handling and ground handling	87,406	88,629
Other personnel expenses	81,632	72,591
Professional services and advisory	79,270	63,302
Land services	74,260	80,387
Marketing	61,053	45,997
Services on board	44,589	32,993
Leases, maintenance and IT services	44,287	25,558
Suppliers’ technical purchases	40,305	52,160
Crew	29,074	23,834
Maintenance	25,962	18,573
Achievement of goals	17,801	15,386
Distribution system	15,710	17,531
Airlines	13,264	3,890
Aircraft and engines leasing	10,446	19,146
Aviation insurance	7,694	7,655
Communications	7,500	6,731
SEC agreement (*)	4,719	—
Others	44,471	32,560

Total trade and other accounts payables	1,117,926	1,025,574

(*)	Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Department of Justice (“DOJ”) U.S. and the Securities and Exchange Commission (“SEC”) both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount to the SEC agreement is ThUS$ 6,744 plus interests of ThUS$ 2,694.

As of December 31, 2016, the balance payable to the SEC is ThUS $ 4,719.

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Aircraft and engine maintenance	244,949	246,454
Accrued personnel expenses	113,785	108,058
Accounts payable to personnel (*)	89,523	81,368
Others accrued liabilities	26,885	22,503

Total accrued liabilities	475,142	458,383

(*)	Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	1,425	1,297	313,064	350,418	314,489	351,715
Civil contingencies	993	1,476	56,413	37,555	57,406	39,031
Labor contingencies	225	149	29,307	15,648	29,532	15,797
Other	—	—	15,046	11,910	15,046	11,910
Provision for European
Commision investigation (2)	—	—	8,664	8,966	8,664	8,966

Total other provisions (3)	2,643	2,922	422,494	424,497	425,137	427,419

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at December 31, 2016, and at December 31, 2015, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	42,792	—	42,792
Provision used	(27,597)	—	(27,597)
Difference by subsidiaries conversion	(132,092)	—	(132,092)
Reversal of provision	(315,288)	—	(315,288)
Exchange difference	(1,017)	(1,350)	(2,367)

Closing balance as of December 31, 2014	705,552	9,999	715,551

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	54,675	—	54,675
Provision used	(19,522)	—	(19,522)
Difference by subsidiaries conversion	(220,266)	—	(220,266)
Reversal of provision	(100,740)	—	(100,740)
Exchange difference	(1,246)	(1,033)	(2,279)

Closing balance as of December 31, 2015	418,453	8,966	427,419

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	141,797	—	141,797
Provision used	(21,997)	—	(21,997)
Difference by subsidiaries conversion	79,396	—	79,396
Reversal of provision	(201,425)	—	(201,425)
Exchange difference	249	(302)	(53)

Closing balance as of December 31, 2016	416,473	8,664	425,137

(1)

The accumulated balance includes US$ 115 million as judicial deposit granted as guarantee, related to the “Fundo Aeroviário” (FA). This deposit was made with the purpose of suspending the application of the tax credit. The company is discussing over the Tribunal the constitutionality about the requirement made by FA in a legal action. Initially it was covered by the effects of a precautionary measure, meaning that, the company was not the obligation to collect the tax as long as there no judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable published, reversing the precautionary measure. As the legal claim is still in progress (TAM appealed this first decision), the company needed to make the judicial deposit for the suspension of the enforceability of the tax credit; it deposit was classified in this category deducting the existing provision for that purpose. Finally, if the final decision is favorable to the company, the deposit already made will return to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at December 31, 2016 is disclosed in Note 31 in the case role N° 2001.51.01.012530-0.

(2)	European Commission Provision:

This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that began in December 2007 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities. The global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice. The General Direction of Competition it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM A irlines Group S.A. and Lan Cargo S.A. Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015 The European Commission does not appeal the sentence, but can issue a new decision correcting the failures specified in the Judgment and it has a period of 5 years which is fulfilled in 2021 the Court European resolved the appeal and annulled the European Commission. The procedural stage at December 31, 2016 is disclosed in Note 31, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (*)	2,655,086	2,423,703	213,781	272,130	2,868,867	2,695,833
Sales tax	19,402	10,379	—	—	19,402	10,379
Retentions	45,542	33,125	—	—	45,542	33,125
Others taxes	7,465	11,211	—	—	7,465	11,211
Dividends	25,518	3,980	—	—	25,518	3,980
Other sundry liabilities	9,232	7,635	—	—	9,232	7,635

Total other non-financial liabilities	2,762,245	2,490,033	213,781	272,130	2,976,026	2,762,163

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LATAM Pass kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program LATAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Retirements payments	49,680	42,117
Resignation payments	10,097	8,858
Other obligations	22,545	14,296

Total liability for employee benefits	82,322	65,271

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)			Actuarial
	Opening	current service	Benefits	Change	(gains)	Currency	Closing
	balance	provision	paid	of model	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2014	45,666	1,507	(2,466)	29,395	—	—	74,102
From January 1 to December 31, 2015	74,102	(13,609)	(3,824)	—	14,631	(6,029)	65,271
From January 1 to December 31, 2016	65,271	19,900	(4,536)	—	1,687	—	82,322

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2016	2015
Discount rate	4.54%	4.84%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.16%	6.16%
Mortality rate	RV-2009	RV-2009
Inflation rate	2.86%	2.92%
Retirement age of women	60	60
Retirement age of men	65	65

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

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,665)	(4,669)
Change in the accrued liability an closing for decrease of 100 p.b.	5,952	5,345

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,334	5,309
Change in the accrued liability an closing for decrease of 100 p.b.	(5,644)	(4,725)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	89,523	81,368

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,549,402	1,631,320	1,656,565
Short-term employee benefits	132,436	171,366	361,328
Termination benefits	79,062	51,684	84,179
Other personnel expenses	190,233	218,435	248,030

Total	1,951,133	2,072,805	2,350,102

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Aircraft and engine maintenance	347,085	371,419
Fleet financing (JOL)	—	35,042
Provision for vacations and bonuses	12,080	10,365
Other sundry liabilities	226	224

Total accounts payable, non-current	359,391	417,050

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2016 amounts to ThUS$ 3,149,564 (*) divided into 606,407,693 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2015), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Include a deduction for issuance costs ThUS$ 4,793 and adjustment by 10,282 placement shares for ThUS$ 156.

(b)	Subscribed and paid shares

As of December 31, 2015, the Company’s subscribed and paid-in capital was represented by 545,558,101 shares, all common shares, without par value.

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of December 31, 2016, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; And (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US$ 303,499,070.

As a result of the last placement, as of December 31, 2016, the number Company shares subscribed and paid amounts to 606,407,693.

At December 31, 2016, the Company’s capital stock is represented by 608,374,525 shares, all common shares, without no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; And (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

It should be noted that during the year the Company’s capital stock was expressed in 613,164,243 shares, all ordinary shares, without nominal value, that is, 551,847,819 shares already authorized at the beginning of the year and 61,316,424 shares authorized in the last Capital increase dated August 18, 2016. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were destined to compensation plans for workers expired, so that the Company’s capital stock was reduced to 608,374,525 shares.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of
shares
Autorized shares as of January 1, 2015	551,847,819
No movement of autorized shares during 2015	—

Authorized shares as of December 31, 2015	551,847,819

Autorized shares as of January 1, 2016	551,847,819
Increase capital approved at Extraordinary Shareholders meeting dated August 18, 2016	61,316,424
Full capital decrease due to maturity of the subscription and payment period of the compensation plan 2011, December 21, 2016 (*)	(4,789,718)

Authorized shares as of December 31, 2016	608,374,525

(*)	See Note 34 (a.1)

Movement fully paid shares

			Movement	Cost of issuance
			value	and placement	Paid-in
	N° of		of shares (1)	of shares (2)	Capital
increase (decrease) through transfers and other changes	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of paid shares during 2015	—		—	—	—

Paid shares as of December 31, 2015	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
Placement capital increase
Approved at Extraordinary Shareholders meeting dated August 18, 2016	60,849,592		608,496	—	608,496
Capital reserve	—		—	(4,793)	(4,793)
Increase (decrease) by transfers and other changes (4)	10,282		156	—	156

Paid shares as of December 31, 2016	606,407,693	(3)	3,160,718	(11,154)	3,149,564

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.
(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.
(3)	At December 31, 2016, the difference between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.1)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders’ Meeting held on August 18, 2016.
(4)	In January 2014, these 10,282 shares were placed and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)	Treasury stock

At December 31, 2016, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share-based payments

Movement of Reserves of share-based payments:

				Deferred tax
		Stock		by tax effect
	Opening	option	Deferred	of change in legal rate	Net movement	Closing
Periods	balance	plan	tax	(Tax reform) (*)	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2014	21,011	14,728	(3,389)	(2,708)	8,631	29,642
From January 1 to December 31, 2015	29,642	8,924	(2,919)	—	6,005	35,647
From January 1 to December 31, 2016	35,647	3,698	(807)	—	2,891	38,538

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First-Category Tax rate to be declared and paid starting in tax year 2015.

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions
		with
	Opening	non-controlling	Legal	Closing
Periods	balance	interest	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2014	2,657,800	(21,526)	(526)	2,635,748
From January 1 to December 31, 2015	2,635,748	—	(1,069)	2,634,679
From January 1 to December 31, 2016	2,634,679	—	5,602	2,640,281

Balance of Other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,891)	(25,891)
Cost of issuance and placement of shares	9	(4,793)	(5,264)
Others	(2,129)	(2,949)	(1,409)

Total	2,640,281	2,634,679	2,635,748

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at December 31, 2016, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	(589,991)	(34,508)	—	(624,499)
Derivatives valuation gains (losses)	—	(165,231)	—	(165,231)
Deferred tax	—	40,647	—	40,647
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	—	7,752	—	7,752
Difference by subsidiaries conversion	(603,880)	—	—	(603,880)

Closing balance as of December 31, 2014	(1,193,871)	(151,340)	—	(1,345,211)

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	—	(1,345,211)
Derivatives valuation gains (losses)	—	82,730	—	82,730
Deferred tax	—	(21,900)	—	(21,900)
Actuarial reserves by employee benefit plans	—	—	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	—	—	3,910	3,910
Difference by subsidiaries conversion	(1,382,170)	—	—	(1,382,170)

Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	—	126,360	—	126,360
Deferred tax	—	(34,344)	—	(34,344)
Actuarial reserves by employee benefit plans	—	—	(3,104)	(3,104)
Deferred tax actuarial IAS by employee benefit plans	—	—	921	921
Difference by subsidiaries conversion	489,486	—	—	489,486

Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

(f.1)	Currency translation reserve

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

(g)	Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Dividends	Other increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2014	795,303	(259,985)	—	872	536,190
From January 1 to December 31, 2015	536,190	(219,274)	—	1,034	317,950
From January 1 to December 31, 2016	317,950	69,220	(20,766)	—	366,404

(h)	Dividends per share

Description of dividend	Minimum mandatory dividend 2016	Final dividend dividend 2015
Date of dividend	12-31-2016	12-31-2015
Amount of the dividend (ThUS$)	20,766	—
Number of shares among which the dividend is distributed	606,407,693	545,547,819
Dividend per share (US$)	0.0342	—

As of December 31, 2016 and 2015, the Company has not been paid dividends.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	2016	For the periods ended December 31, 2015	2014
	ThUS$	ThUS$	ThUS$
Passengers LAN	4,104,348	4,241,918	4,464,761
Passengers TAM	3,773,367	4,168,696	5,915,361
Cargo	1,110,625	1,329,431	1,713,379

Total	8,988,340	9,740,045	12,093,501

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	2016	For the periods ended December 31, 2015	2014
	ThUS$	ThUS$	ThUS$
Aircraft fuel	2,056,643	2,651,067	4,167,030
Other rentals and landing fees	1,077,407	1,109,826	1,327,238
Aircraft rentals	568,979	525,134	521,384
Aircraft maintenance	366,153	437,235	452,731
Comissions	269,296	302,774	365,508
Passenger services	286,621	295,439	300,325
Other operating expenses	1,424,595	1,293,320	1,487,672

Total	6,049,694	6,614,795	8,621,888

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	2016	For the period ended December 31, 2015	2014
	ThUS$	ThUS$	ThUS$
Depreciation (*)	910,071	897,670	943,731
Amortization	50,257	36,736	47,533

Total	960,328	934,406	991,264

(*)	Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2016 is ThUS$ 345,651 and ThUS$ 345,192 for the same period of 2015.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	2016	For the period ended December 31, 2015	2014
	ThUS$	ThUS$	ThUS$
Bank loan interest	352,405	331,511	330,298
Financial leases	32,573	42,855	72,242
Other financial instruments	31,358	38,991	27,494

Total	416,336	413,357	430,034

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, in December 2015 the company recognized a negative impact on results of US$ 80 million before tax associated with the output of the rest of the A330 fleet, including engines and technical materials is recognized. These expenses are recognized at “Other Gain and Loses” of the Consolidated Statement of Income by Function.

NOTE 28—OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	2016	For the period ended December 31, 2015	2014
	ThUS$	ThUS$	ThUS$
Coalition and loyalty program Multiplus	174,197	154,958	160,255
Tours	133,575	113,225	109,788
Aircraft leasing	65,011	46,547	31,104
Customs and warehousing	24,548	25,457	22,368
Maintenance	17,090	11,669	15,421
Duty free	11,141	16,408	18,076
Other miscellaneous income	113,186	17,517	20,633

Total	538,748	385,781	377,645

NOTE 29—FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

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

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Cash and cash equivalents	201,416	182,089
Argentine peso	4,438	11,611
Brazilian real	9,705	8,810
Chilean peso	30,221	17,739
Colombian peso	1,137	1,829
Euro	1,695	10,663
U.S. dollar	128,694	112,422
Strong bolivar	61	2,986
Other currency	25,465	16,029
Other financial assets, current	14,573	124,042
Argentine peso	12	108,592
Brazilian real	734	1,263
Chilean peso	585	563
Colombian peso	—	1,167
U.S. dollar	12,879	12,128
Strong bolivar	76	22
Other currency	287	307

Current assets	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Other non—financial assets, current	107,789	126,130
Argentine peso	16,086	14,719
Brazilian real	20,158	15,387
Chilean peso	1,619	10,265
Colombian peso	713	486
Euro	1,563	1,983
U.S. dollar	50,157	61,577
Strong bolivar	3	—
Other currency	17,490	21,713
Trade and other accounts receivable, current	251,204	247,229
Argentine peso	54,356	30,563
Brazilian real	30,675	11,136
Chilean peso	90,482	55,169
Colombian peso	9,720	1,195
Euro	21,923	30,006
U.S. dollar	14,086	29,937
Strong bolivar	43	7,225
Other currency	29,919	81,998
Accounts receivable from related entities, current	554	181
Chilean peso	554	181
Tax current assets	28,198	22,717
Argentine peso	1,798	2,371
Brazilian real	2,462	5
Chilean peso	6,333	3,615
Colombian peso	1,418	1,275
Euro	273	14
U.S. dollar	177	1,394
Peruvian sol	14,387	12,572
Other currency	1,350	1,471
Total current assets	603,734	702,388
Argentine peso	76,690	167,856
Brazilian real	63,734	36,601
Chilean peso	129,794	87,532
Colombian peso	12,988	5,952
Euro	25,454	42,666
U.S. Dollar	205,993	217,458
Strong bolivar	183	10,233
Other currency	88,898	134,090

Non-current assets	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
Other financial assets, non-current	26,772	20,767
Argentine peso	—	22
Brazilian real	2,769	1,478
Chilean peso	83	77
Colombian peso	285	162
Euro	6,966	614
U.S. dollar	14,920	16,696
Other currency	1,749	1,718
Other non—financial assets, non-current	19,069	60,215
Argentine peso	142	169
Brazilian real	6,029	4,454
U.S. dollar	8,309	50,108
Other currency	4,589	5,484
Accounts receivable, non-current	7,356	9,404
Chilean peso	7,356	4,251
U.S. dollar	—	5,000
Other currency	—	153
Deferred tax assets	2,110	2,632
Colombian peso	117	336
Other currency	1,993	2,296
Total non-current assets	55,307	93,018
Argentine peso	142	191
Brazilian real	8,798	5,932
Chilean peso	7,439	4,328
Colombian peso	402	498
Euro	6,966	614
U.S. dollar	23,229	71,804
Other currency	8,331	9,651

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	287,175	94,199	455,086	141,992
Chilean peso	55,962	54,655	108,010	52,892
U.S. dollar	231,213	39,544	347,076 (*)	89,100
Trade and other accounts payables, current	585,149	482,402	16,097	14,981
Argentine peso	20,838	20,772	907	2,072
Brazilian real	40,740	37,572	27	16
Chilean peso	60,701	40,219	12,255	10,951
Colombian peso	9,049	5,271	578	155
Euro	23,445	5,275	5	618
U.S. dollar	374,431	310,565	962	839
Strong bolivar	761	2,627	—	—
Peruvian sol	33,701	28,293	1,093	87
Mexican peso	1,535	15,248	—	225
Pound sterling	1,769	7,819	246	—
Uruguayan peso	6,899	6,005	—	—
Other currency	11,280	2,736	24	18
Accounts payable to related entities, current	220	447	—	—
Chilean peso	23	83	—	—
U.S. dollar	8	22	—	—
Other currency	189	342	—	—
Other provisions, current	—	—	511	457
Chilean peso	—	—	28	21
Other currency	—	—	483	436
Tax liabilities, current	(145)	36	2,442	9,037
Argentine peso	—	—	2,501	9,036
Brazilian real	(3)	—	—	—
Chilean peso	—	—	(25)	—
U.S. dollar	—	27	—	—
Other currency	(142)	9	(34)	1

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities, current	33,439	40,432	—	—
Argentine peso	13,463	(2,387)	—	—
Brazilian real	430	4,297	—	—
Chilean peso	14,999	32,228	—	—
Colombian peso	578	145	—	—
Euro	168	2,706	—	—
U.S. dollar	684	(3,238)	—	—
Strong bolivar	2	2,490	—	—
Other currency	3,115	4,191	—	—
Total current liabilities	905,838	617,516	474,136	166,467
Argentine peso	34,301	18,385	3,408	11,108
Brazilian real	41,167	41,869	27	16
Chilean peso	131,685	127,185	120,268	63,864
Colombian peso	9,627	5,416	578	155
Euro	23,613	7,981	5	618
U.S. dollar	606,336	346,920	348,038	89,939
Strong bolivar	763	5,117	—	—
Other currency	58,346	64,643	1,812	767

(*)	See Note 19.a (2)

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, non-current	178,793	561,217	747,218	328,480	41,785	571,804
Chilean peso	59,177	104,385	16,189	34,635	—	—
U.S. dollar	119,616	456,832	731,029	293,845	41,785	571,804
Accounts payable, non-current	195,333	239,029	268	168	28	8
Chilean peso	10,178	8,058	268	168	28	8
U.S. dollar	183,904	229,005	—	—	—	—
Other currency	1,251	1,966	—	—	—	—
Other provisions, non-current	39,513	27,780	—	—	—	—
Argentine peso	635	797	—	—	—	—
Brazillian real	23,541	11,009	—	—	—	—
Chilean peso	38	—	—	—	—	—
Colombian peso	569	198	—	—	—	—
Euro	8,664	8,966	—	—	—	—
U.S. dollar	6,066	6,810	—	—	—	—
Provisions for employees benefits, non-current	68,774	56,306	—	—	—	—
Brazilian real	28	—	—	—	—	—
Chilean peso	68,380	56,306	—	—	—	—
U.S. dollar	366	—	—	—	—	—
Other non-financial liabilities, non-current	3	—	—	—	—	—
Colombian peso	3	—	—	—	—	—
Total non-current liabilities	482,416	884,332	747,486	328,648	41,813	571,812
Argentine peso	635	797	—	—	—	—
Brazilian real	23,569	11,009	—	—	—	—
Chilean peso	137,773	168,749	16,457	34,803	28	8
Colombian peso	572	198	—	—	—	—
Euro	8,664	8,966	—	—	—	—
U.S. dollar	309,952	692,647	731,029	293,845	41,785	571,804
Other currency	1,251	1,966	—	—	—	—

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2016	2015
	ThUS$	ThUS$
Total assets	659,041	795,406
Argentine peso	76,832	168,047
Brazilian real	72,532	42,533
Chilean peso	137,233	91,860
Colombian peso	13,390	6,450
Euro	32,420	43,280
U.S. dollar	229,222	289,262
Strong bolivar	183	10,233
Other currency	97,229	143,741
Total liabilities	2,651,689	2,568,775
Argentine peso	38,344	30,290
Brazilian real	64,763	52,894
Chilean peso	406,211	394,609
Colombian peso	10,777	5,769
Euro	32,282	17,565
U.S. dollar	2,037,140	1,995,155
Strong bolivar	763	5,117
Other currency	61,409	67,376
Net position
Argentine peso	38,488	137,757
Brazilian real	7,769	(10,361)
Chilean peso	(268,978)	(302,749)
Colombian peso	2,613	681
Euro	138	25,715
U.S. dollar	(1,807,918)	(1,705,893)
Strong bolivar	(580)	5,116
Other currency	35,820	76,365

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2016 and 2015, generated a debit of ThUS$ 121,651 and a charge ThUS$ 467,896, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2016 and 2015, represented a debit of ThUS$ 494,362 and a charge ThUS$ 1,409,439, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,
	2016	2015	2014
Argentine peso	15.84	12.97	8.55
Brazilian real	3.25	3.98	2.66
Chilean peso	669.47	710.16	606.75
Colombian peso	3,000.25	3,183.00	2,389.50
Euro	0.95	0.92	0.82
Strong bolivar	673.76	198.70	12.00
Australian dollar	1.38	1.37	1.22
Boliviano	6.86	6.85	6.86
Mexican peso	20.63	17.34	14.74
New Zealand dollar	1.44	1.46	1.28
Peruvian Sol	3.35	3.41	2.99
Uruguayan peso	29.28	29.88	24.25

NOTE 30—EARNINGS / (LOSS) PER SHARE

	For the period ended
		December 31,
Basic earnings / (loss) per share	2016	2015	2014
Earnings / (loss) attributable to owners of the parent (ThUS$)	69,220	(219,274)	(259,985)
Weighted average number of shares, basic	546,559,599	545,547,819	545,547,819
Basic earnings / (loss) per share (US$)	0.12665	(0.40193)	(0.47656)

	For the period ended
		December 31,
Diluted earnings / (loss) per share	2016	2015	2014
Earnings / (loss) attributable to owners of the parent (ThUS$)	69,220	(219,274)	(259,985)
Weighted average number of shares, basic	546,559,599	545,547,819	545,547,819

Weighted average number of shares, diluted	546,559,599	545,547,819	545,547,819

Diluted earnings / (loss) per share (US$)	0.12665	(0.40193)	(0.47656)

In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 34 (a.1), because the average market price is lower than the price of options.

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. In Brazil a Settlement Agreement was signed and it is awaiting for approval from the Bankruptcy Court of that country and Variglog has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.	17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.

On February 25, 2016, Lan Argentina S.A. and ORSNA informed the Court of their decision to put an end to the lawsuit and guarantee use of the hangar by Lan. The parties agreed to maintain the precautionary measure in effect allowing Lan to use the hangar indefinitely until the parties reach a final agreement. The court agreed, so the precautionary measure was extended indefinitely. Resolution 112/2016 of the National Airport Regulatory Agency (ORSNA) was published on December 30, 2016, which terminated the hangar dispute. This latest resolution repealed the previous resolution, 123/16, that ordered vacation of the LAN hangar at AEP.

Consequently, the legal structure created by the ORSNA through the 2012 Resolution was left without any effect in 2016. Apart from the matter now having been resolved both materially and judicially, this resolution puts a definitive end to the hangar dispute.

-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

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

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to LATAM in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 8,664. (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the resolution, but rather confirmed, on May 20, 2016, that it will issue a new decision curing the rulings specified in the Decision. It has a period of 5 years to do this, or until 2021.

8,664

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285- 53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	10,438

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872- 58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016.	11,140

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.722556/2012-21	Alleged irregularities in the SAT payments for the periods 01/2009 to 13/2009.	A judgment by the Administrative Council of Tax Appeals (CARF) has been pending since February 27, 2015.	2,151

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 01/2010 to 13/2010.	A decision was rendered in favor of Tam Linhas Aéreas S.A. on August 22, 2016. The Attorney General has said it will not appeal.	25,515

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	52,414

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$115.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					115,265

Tam Linhas Aéreas S.A.	Administrative Council of Tax Appeals	19.515.002963/2009-12, 19515.722555/2012-86, 19515.721154/2014-71, 19515.720475/2015-39	Collection of contributions to the Aviation Fund for the periods from 01/2004 to 12/2004, from 12/2006 to 12/2008, from 01/2009 to 12/2010, and from 01/2011 to 10/2012.	A judgment is pending by CARF since February 5, 2016.	65,788

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	22,225

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016.	43,341

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

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

This case is being heard by the 45th Civil Court of the Bogota Circuit. In an interim decree issued August 16, 2016, the hearing under article 101 was set for February 2, 2017, this hearing was postponed at request of the parties and the Judge must resolve on a new date. When a reconciliation will be attempted, facts of the case will be set, the parties will conduct depositions and evidence will be decreed.

The Federal Court of the State of Florida decided on March 26, 2016 to approve Lan Colombia Airlines’s request to suspend the proceedings in the USA until the claim under way in Colombia is decided. The U.S. Court judge also closed the case administratively. The Federal Court of Appeal ratified the case closing in the U.S.A. on April 1, 2015. On October 1, 2015, Regional One petitioned that the U.S. court reopen the case. Lan Colombia Airlines presented its arguments and the Court sustained them on August 23, 2016, ratifying the closing of the case in the United States, so it continues to be closed.

					12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF.	53,967

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. The company was notified on November 23, 2016 of the decision that partially sustained the interim infringement ruling. An ordinary appeal was filed on December 19, 2016 before the Municipal Tax Council of Sao Paulo and a judgment is pending.	89,624

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734- 78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees. The company won in the first instance, but an appeal by the Union is expected.	16,211

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member.	104,423

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/ SP.	0049304- 37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence. ThUS$4.770 in cash was deposited in guarantee. A procedural agreement was made for 23 million reals (ThUS$7,057) on September 23, 2016.	7,057

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498- 37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	An agreement for ThUS$2,732 was reached with the Union on August 2, 2016. Payment is now being made.	16.365

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	0000009- 45.2016.5.02.090	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	The case will be closed next month because the Ministry of Labor withdrew its complaint.	15,917

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2016, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a) The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM admitted events described in the DOJ charges for infringement to the FCPA rules on accounting records and agreed to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) paying a fine estimated to total approximately ThUS$ 12,750.

(b) The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) paying the sum of ThUS$ 6,744, plus interest of ThUS$ 2,694.

As at December 31, 2016, a balance of ThUS$ 4,719 was payable to the SEC, as reported in Note 20—Trade payables and other payables.

2)	LATAM Airlines Ecuador was given notice on August 26, 2016 of an investigation of LATAM Airlines Ecuador and two other airlines begun, at its own initiative, by one of the Investigative Departments of the Ecuadoran Market Power Control Commission, limited to alleged signs of conscious parallelism in relation to specific fares on one domestic route in Ecuador from August 2012 to February 2013. The Investigative Department had 180 days (due February 21, 2017) extendable for another 180 days, to resolve on whether to close the investigation or file charges against two or more of the parties involved, only event in which a process will be opened. On February 21, 2017, the period of 180 days was extended for another 180 days requesting additional information. LATAM Airlines Ecuador is cooperating with the authority and has hired a law firm and an economist expert in the subject to advise the company during this process.

3)	LATAM received two Information Requests from the Central-North Metropolitan Region Prosecutor’s Office, one on October 25, 2016 and the other on November 11, 2016, requesting information relating to the investigation of payments made by Lan Airlines S.A. to a consultant advising it on the solution to labor matters in Argentina in the years 2006-2007. The information requested in both Requests has been provided.

NOTE 32 - COMMITMENTS

(a)	Loan covenants

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

On March 30, 2016, LATAM structured a Revolving Credit Facility granted by with aircraft, engines, spare parts and supplies for a total amount available of US$ 325 million, this line includes restrictions minimum liquidity level as the consolidated company and individual level as for companies LATAM Airlines Group S.A. and TAM Linhas Aereas S.A.

At December 31, 2016, the Company is in compliance with all indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of December 31, 2016	As of December 31, 2015
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
AWAS 5125 Trust	Airbus A320	—	1
AWAS 5178 Limited	Airbus A320	—	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	3
CIT Aerospace International	Airbus A320	2	2
ECAF I 1215 DAC	Airbus A320	1	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	1	3
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
IC Airlease One Limited	Airbus A321	1	—
International Lease Finance Corporation	Boeing 767	—	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	—
JSA Aircraft 7128, LLC	Airbus A321	1	—
JSA Aircraft 7239, LLC	Airbus A321	1	—
JSA Aircraft 7298, LLC	Airbus A321	1	—
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	—
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	—
Magix Airlease Limited	Airbus A320	1	2
MASL Sweden (1) AB	Airbus A320	—	1
MASL Sweden (2) AB	Airbus A320	—	1

Lessor	Aircraft	As of December 31, 2016	As of December 31, 2015
MASL Sweden (7) AB	Airbus A320	—	1
MASL Sweden (8) AB	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	—
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	—
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	5	2
PAAL Aquila Company Limited	Airbus A321	2	—
PAAL Gemini Company Limited	Airbus A321	1	—
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	—	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	6	7
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	—	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	7	7
Wells Fargo Bank Northwest National Association	Airbus A330	—	2
Wells Fargo Bank Northwest National Association	Boeing 767	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	7
Wells Fargo Bank Northwest National Association	Airbus A350	2	—
Wilmington Trust Company	Airbus A319	1	1

Total		111	106

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2016	As of December 31, 2015
	ThUS$	ThUS$
No later than one year	533,319	513,748
Between one and five years	1,459,362	1,281,454
Over five years	1,262,509	858,095

Total	3,255,190	2,653,297

The minimum lease payments charged to income are the following:

	For the period ended December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Minimum operating lease payments	568,979	525,134	521,384

Total	568,979	525,134	521,384

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

In the first quarter of 2016, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand and one Airbus A320-200 aircraft was returned. In the second quarter of 2016, three Airbus A321-200 aircraft were leased for a period of ten years each and two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. In the third quarter of 2016, three Airbus A321-200 aircraft and one Airbus A320- NEO aircraft were leased for a period of ten years each, and one Airbus A350-900 aircraft was leased for a period of twelve years. On the other hand and one Airbus A320-200 aircraft was returned. In the fourth quarter of 2016, one Airbus A350-900 aircraft was leased for a period of twelve years and one Airbus A321-200 aircraft was leased for a period of ten years. On the other hand, three Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

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

At December 31, 2016 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Sep 17, 2017
Wells Fargo Bank North N.A.	Lan Cargo S.A.	One letter of credit	5,000	May 25, 2017
Bank of America	LAT AM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2017
Engine Lease Finance Corporation	LAT AM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2017
GE Capital Aviation Services Ltd.	LAT AM Airlines Group S.A.	Eight letter of credit	34,665	Feb 7, 2017
International Lease Finance Corp	LAT AM Airlines Group S.A.	Three letter of credit	1,450	Feb 4, 2017
ORIX Aviation Systems Limited	LAT AM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2017
SMBC Aviation Capital Ltd.	LAT AM Airlines Group S.A.	Two letter of credit	13,569	Aug 14, 2017
Wells Fargo Bank	LAT AM Airlines Group S.A.	Nine letter of credit	15,160	Feb 8, 2017
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2017
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	One letter of credit	13,096	Jan 29, 2017
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2017

			111,019

(c)	Other commitments

At December 31, 2016 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS $	Release date
Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales delEcuador S.A.	Four letter of credit	1,705	Aug 5, 2017
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Six letter of credit	3,813	Jan 31, 2017
Lima Airport Partners S.R.L.	Lan Perú S.A.	Twenty two letter of credit	3,805	Mar 3, 2017
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Four letter of credit	33,500	Mar 20, 2017
Ae na Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,014	Nov 15, 2017
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,490	Apr 5, 2017
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	30,000	Mar 31, 2017
Dirección General de Aeronáutic a Civil	LATAM Airlines Group S.A.	Fifty two letter of credit	18,477	Jan 31, 2017
Empresa Públic a de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2017
JP Morgan Chase	LATAM Airlines Group S.A.	One letter of credit	10,000	Jun 17, 2017
Metropolitan Da de County	LATAM Airlines Group S.A.	Ten letter of credit	2,553	Mar 13, 2017
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	One letter of credit	5,000	May 20, 2017
4ª Va ra Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,060	Mar 25, 2021
6ª Va ra Federal da Subseção	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	24,969	Jan 4, 2018
8ª Va ra Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,894	May 19, 2020
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,704	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,276	Jan 21, 2021
Uniã o Federal Va ra Comarc a de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,696	Nov 9, 2020
Uniã o Federal Va ra Comarc a de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,557	Feb 22, 2021

			191,013

NOTE 33—TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		Transaction amount with related parties As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2016	2015	2014
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. yCPA.	Related director	Chile	Tickets sales	CLP	6	15	31
96.847.880-K	Technical Training Latam S.A.	Associate (*)	Chile	Leases as lessor	CLP	—	—	209
				Training services received	CLP	—	—	(785)
				Training services received	US $	—	—	(743)
65.216.000-K	Comunidad Mujer	Related director	Chile	Services provided for advertising	CLP	(12)	(10)	(11)
				Tickets sales	CLP	9	2	9
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	(394)	(259)	(646)
				Services received from National and International Courier	CLP	(285)	(227)	(496)
				Services provided of cargo transport	CLP	192	30	—
				Other services received	CLP	—	—	(10)
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(727)	(50)	—
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	(84)	(127)	(70)
				Tickets sales	CLP	3	7	26
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	76	117	155
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(2,563)	(1,191)	—
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Leases as lessor	ARS	(264)	(269)	(334)
				Revenue billboard advertising maintaining	US $	—	1	12
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Related director	Brazil	Services provided by sale of tickets	BRL	2	2	—
				Services provided of cargo transport	BRL	(122)	(63)	(12)
				Services received at airports	BRL	7	5	—
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Professional counseling servies received	BRL	—	—	(119)
Foreign	Made In Everywhere
	Repr. Com. Distr. Ltda.	Related director	Brazil	Services received of transport	BRL	—	—	(2)

(*)	Subsidiary from October, 2014

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	2016	For the period ended December 31, 2015	2014
	ThUS$	ThUS$	ThUS$
Remuneration	16,514	17,185	19,507
Management fees	556	547	1,213
Non-monetary benefits	778	864	990
Short-term benefits	23,459	19,814	—
Share-based payments	8,085	10,811	16,086

Total	49,392	49,221	37,796

NOTE 34—SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

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

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders’ Meeting held on December 21, 2011, expired.

Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid, having been placed on the market in January 2014. In view of the above, at the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 shares pending of subscription and payment, which was deducted from the authorized capital of the Company.

Number of share options
Share options in agreements of share-based payments, as of January 1, 2015	4,202,000
Share options granted	406,000
Share options cancelled	(90,000)

Share options in agreements of share-based payments, as of December 31, 2015	4,518,000

Share options in agreements of share-based payments, as of January 1, 2016	4,518,000
Executives resign options (*)	(4,172,000)
Share options expired	(346,000)

Share options in agreements of share- based payments, as of December 31, 2016	—

These options was valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to December 2016 corresponds to ThUS$ 2,989 (ThUS$ 10,811 at December 31, 2015).

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

(b)	Compensation plan 2016-2018

The Company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recognized in accordance with the provisions of IFRS 2 “Share-based Payments” and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

Unit bases granted
Units bases, balance at December 31, 2016	4,719,720

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At December 31, 2016, the carrying amount of ThUS$ 4,442, is classified under “Administrative expenses” in the Consolidated Statement of Income by Function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2016, which amounted to 96,675 shares and 394,698 shares, respectively (at December 31, 2015, the distribution of outstanding stock options amounted to 394,698 for Multiplus S.A. and 96,675 shares TAM Linhas Aéreas S.A.).

T AM Linhas Aéreas S.A.
	4th Grant
Description	05-28-2010	T otal
Outstanding option number as December 31, 2015	96,675	96,675
Outstanding option number as December 31, 2016	96,675	96,675

Multiplus S.A.
	3rd Grant	4th Grant	4nd Extraordinary Grant
Description	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number as December 31, 2015	102,621	255,995	159,891	518,507
Outstanding option number as December 31, 2016	84,249	173,399	137,050	394,698

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

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares Accrued options		Number of shares Non accrued options
Company	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
TAM Linhas Aéreas S.A.	—	—	96,675	96,675
Multiplus S.A.	—	—	394,698	518,507

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at December 31, 2016 (at December 31, 2015 not exist value recorded in liabilities and in incomes).

(c.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a. Compliance with the performance goal defined by this Council of Administration as return on Capital Invested.

b. The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number shares in circulation

	Opening balance	Granted	Exercised	Not acquired due to breach of employment retention conditions	Closing balance
From January 1 to December 31, 2015	91,103	119,731	—	(34,924)	175,910
From January 1 to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856

NOTE 35—STATEMENT OF CASH FLOWS

(a) The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)	Other inflows (outflows) of cash:

	For the periods ended December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Hedging margin guarantees	1,184	87,842	(64,334)
Change reservation systems	—	11,000	—
Bank commissions, taxes paid and other	(769)	(5,137)	(47,724)
SEC agreement	(4,719)	—	—
Fuel derivatives premiums	(6,840)	(20,932)	(7,075)
Tax paid on bank transaction	(10,668)	(7,176)	—
DOJ fine	(12,750)	—	—
Court deposits	(33,635)	(6,314)	—
Currency hedge	(39,534)	1,802	(1,153)
Fuel hedge	(50,029)	(243,587)	(45,365)
Guarantees	(51,559)	(2,125)	(86,006)
Others	50	—	—

Total Other inflows (outflows) Operation flow	(209,269)	(184,627)	(251,657)

Recovery loans convertible into shares	8,896	20,000	—
Certificate of bank deposits	—	3,497	(17,399)
Tax paid on bank transaction	(3,716)	(12,921)	—
Others	(4,337)	—	—

Total Other inflows (outflows) Investment flow	843	10,576	(17,399)

Credit card loan manager	—	3,227	23,864
Early redemption of bonds TAM 2020	—	(15,328)	—
Guarantees bonds emission	—	(26,111)	—
Settlement of derivative contracts	(29,828)	(35,891)	(42,962)
Loan guarantee	(74,186)	—	—
Aircraft Financing advances	(125,149)	(28,144)	8,669
Others	—	2,490	(3,348)

Total Other inflows (outflows) Financing flow	(229,163)	(99,757)	(13,777)

(c)	Dividends:

	For the periods ended December 31,
	2016	2015	2014
	ThUS$	ThUS$	ThUS$
Multiplus S.A	(40,823)	(34,632)	(34,962)
Lan Perú S.A	(400)	(400)	(400)

Total dividends paid (*)	(41,223)	(35,032)	(35,362)

(*)	Dividends paid to minority shareholders

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

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

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented under the following pillars:

i.	Carbon Footprint
ii.	Eco-Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

For 2016, were established the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during 2016, we have worked in the following initiatives:

•	Advance in the implementation of an Environmental Management System for main operations of the Company, with an emphasis on Santiago. It is highlighted that the company during 2016 has recertified a certified management system, under ISO 14.001 at its facility in Miami.

•	Certification of stage 2 of IATA Environmental Assestment (IEnvA), the most advanced of this certification, been the third airline in the world to achieve this certification.

•	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.

•	Answer to the Dow Jones Sustainability Index 2016 questionnaire, which the company responds annually.

•	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2016 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On January 18, 2017, the Company was notified of a civil suit filed by Inversiones Ranco Tres S.A., represented by Mr. Jorge Enrique Said Yarur against LATAM Airlines Group S.A., for supposed non-compliance of contractual obligations from the social contract of the Company, as well as the directors Ramón Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza and main executives of the Company, Enrique Cueto Plaza and Ignacio Cueto Plaza, for the supposed noncompliance of their duties as directors and main executives of the Company. LATAM has hired specialist lawyers to answer the lawsuit. On March 10, 2017, the Court rejected the dilatory exceptions presented by LATAM.

On March 8th, 2017, LATAM received a third Requirement of Information from the Central-North Metropolitan Region Prosecutor’s Office requesting information relating to the investigation of payments made by Lan Airlines S.A. to a consultant advising it on the solution to labor matters in Argentina in the years 2006-2007.

Subsequent at December 31, 2016 until the date of issuance of these financial statements, there is no knowledge of financial facts or otherwise, that could significantly affect the balances or interpretation thereof.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2016, have been approved by the Board of Director’s in an extraordinary meeting held on March  15, 2017.

NOTE 38 - CONSOLIDATION SCHEDULE

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

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	585,754	11,170	2	104,676	247,725	—	949,327
Other financial assets	9,770	17,626	—	227,141	751,960	(293,669)	712,828
Other non-financial assets	67,456	65	—	83,701	60,051	969	212,242
Trade and other accounts receivable	385,969	4,612	—	420,788	301,283	(4,763)	1,107,889
Accounts receivable from related entities	531,372	1,284	—	183,751	607,980	(1,323,833)	554
Inventories	115,963	—	—	121,062	4,339	(1)	241,363
Tax assets	15,581	5,918	—	4,776	39,103	(1)	65,377

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,711,865	40,675	2	1,145,895	2,012,441	(1,621,298)	3,289,580

Non-current assets and disposal groups held for sale	261,798	—	—	33,140	31,673	10,584	337,195

Total current assets	1,973,663	40,675	2	1,179,035	2,044,114	(1,610,714)	3,626,775

Non-current assets
Other financial assets	81,785	476,175	—	332,647	2,001	(790,483)	102,125
Other non-financial assets	120,467	53	—	198,059	24,903	(106,138)	237,344
Accounts receivable	5,111	—	—	4	3,139	—	8,254
Accounts receivable from related parties	507,234	—	408,628	64,311	859,387	(1,839,560)	—
Equity accounted investments	1,112,426	14,143	—	—	375,774	(1,502,343)	—
Intangible assets other than goodwill	143,009	38,332	—	1,063,917	365,054	1	1,610,313
Goodwill	2,621,493	—	—	—	86,013	2,876	2,710,382
Property, plant and equipment	8,807,343	19	—	795,031	615,260	280,496	10,498,149
Current tax assets, long term portion	—	—	—	—	20,272	—	20,272
Deferred tax assets	—	17,731	—	331,119	90,149	(54,419)	384,580

Total non-current assets	13,398,868	546,453	408,628	2,785,088	2,441,952	(4,009,570)	15,571,419

Total assets	15,372,531	587,128	408,630	3,964,123	4,486,066	(5,620,284)	19,198,194

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016	As of December 31, 2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1,212,181	—	303,831	285,600	37,815	101	1,839,528
Trade and other accounts payable	391,925	147	—	697,865	518,960	(15,829)	1,593,068
Accounts payable to related parties	247,258	44	—	424,444	631,183	(1,302,660)	269
Other provisions	31	—	—	—	2,612	—	2,643
Tax liabilities	8,343	—	—	—	5,943	—	14,286
Other non-financial liabilities	1,502,973	423	—	690,345	568,567	(63)	2,762,245

Total current liabilities
other than non-current liabilities (or disposal groups) classified as held for sale	3,362,711	614	303,831	2,098,254	1,765,080	(1,318,451)	6,212,039

Non-current liabilities and disposal groups held for sale	—	—	—	—	24,792	(14,640)	10,152

Total current liabilities	3,362,711	614	303,831	2,098,254	1,789,872	(1,333,091)	6,222,191

Non-current liabilities
Other financial liabilities	5,706,157	—	—	394,790	701,838	(5,833)	6,796,952
Accounts payable	171,467	—	—	183,904	4,019	1	359,391
Accounts payable to related parties	769,260	30,142	107,957	308,984	638,321	(1,854,664)	—
Provision for losses on investments	547,335	—	—	—	9,914	(557,249)	—
Other provisions	17,298	—	—	479,219	30,915	(104,938)	422,494
Deferred tax liabilities	475,850	—	—	246,443	171,449	22,017	915,759
Employee benefits	48,794	—	—	1,046	32,483	(1)	82,322
Other non-financial liabilities	177,000	—	—	36,781	—	—	213,781

Total non-current liabilities	7,913,161	30,142	107,957	1,651,167	1,588,939	(2,500,667)	8,790,699

Total liabilities	11,275,872	30,756	411,788	3,749,421	3,378,811	(3,833,758)	15,012,890
Equity
Share capital	3,149,564	1,545,189	133,139	1,839,233	1,179,356	(4,696,917)	3,149,564
Retained earnings	366,404	(1,354,337)	(136,297)	(1,434,402)	(388,780)	3,313,816	366,404
Share premium	—	22,996	—	—	501,197	(524,193)	—
Treasury shares	(178)	—	—	—	—	—	(178)
Other reserves	580,870	342,524	—	(190,131)	(184,518)	32,125	580,870

Parent’s ownership interest	4,096,660	556,372	(3,158)	214,700	1,107,255	(1,875,169)	4,096,660
Non-controlling interest	—	—	—	—	—	88,644	88,644

Total non-current liabilities	4,096,660	556,372	(3,158)	214,700	1,107,255	(1,786,525)	4,185,304

Total liabilities	15,372,532	587,128	408,630	3,964,121	4,486,066	(5,620,283)	19,198,194

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2015	As of December 31, 2015	As of December 31, 2015	As of December 31, 2015	As of December 31, 2015	As of December 31, 2015	As of December 31, 2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Current assets
Cash and cash equivalents	301.109	859	67	142.439	309.023	—	753.497
Other financial assets	108.263	416	—	105.439	581.773	(144.543)	651.348
Other non-financial assets	123.332	718	—	150.204	55.501	261	330.016
Trade and other accounts receivable	367.322	3.897	—	151.458	274.301	(4)	796.974
Accounts receivable from related entities	451.061	1.072	82.218	533.629	1.049.892	(2.117.689)	183
Inventories	146.241	—	—	75.238	3.429	—	224.908
Tax assets	15.711	5.824	—	11.264	31.216	—	64.015

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1.513.039	12.786	82.285	1.169.671	2.305.135	(2.261.975)	2.820.941

Non-current assets and disposal groups held for sale	609	—	—	277	1.074	—	1.960

Total current assets	1.513.648	12.786	82.285	1.169.948	2.306.209	(2.261.975)	2.822.901

Non-current assets
Other financial assets	71.776	425.952	—	221.155	1.620	(631.045)	89.458
Other non-financial assets	84.249	730	—	114.080	33.107	3.297	235.463
Accounts receivable	2.105	—	—	5.521	3.089	—	10.715
Accounts receivable from related parties	506.672	—	304.535	1	1.007.074	(1.818.282)	—
Equity accounted investments	1.065.985	11.804	—	—	392.937	(1.470.726)	—
Intangible assets other than goodwill	101.212	31.993	—	879.356	308.862	2	1.321.425
Goodwill	2.194.449	—	—	—	83.250	2.876	2.280.575
Property, plant and equipment	8.917.026	19	—	881.138	836.100	304.374	10.938.657
Current tax assets, long term portion	—	—	—	—	25.629	—	25.629
Deferred tax assets	—	15.747	—	311.059	82.901	(33.112)	376.595

Total non-current assets	12.943.474	486.245	304.535	2.412.310	2.774.569	(3.642.616)	15.278.517

Total assets	14.457.122	499.031	386.820	3.582.258	5.080.778	(5.904.591)	18.101.418

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$
Liabilities and shareholder’s equity
Current liabilities
Other financial liabilities	1.459.629	—	3.318	124.778	56.415	95	1.644.235
Trade and other accounts payable	398.351	722	—	624.410	452.436	8.038	1.483.957
Accounts payable to related parties	328.618	804	75.437	786.235	951.720	(2.142.367)	447
Other provisions	29	—	—	10.776	2.894	(10.777)	2.922
Tax liabilities	12.755	—	—	—	6.623	—	19.378
Other non-financial liabilities	1.404.126	558	—	588.839	496.542	(32)	2.490.033

Total current liabilities	3.603.508	2.084	78.755	2.135.038	1.966.630	(2.145.043)	5.640.972

Non-current liabilities
Other financial liabilities	5.785.018	—	299.775	527.207	927.846	(7.461)	7.532.385
Accounts payable	129.759	—	—	229.006	58.285	—	417.050
Accounts payable to related parties	797.109	24.395	—	—	972.543	(1.794.047)	—
Provision for losses on investments	518.975	—	—	—	19.343	(538.318)	—
Other provisions	13.768	73	—	389.120	21.535	1	424.497
Deferred tax liabilities	478.596	—	—	151.950	153.957	27.062	811.565
Employee benefits	37.854	—	—	—	27.417	—	65.271
Other non-financial liabilities	236.000	—	—	36.130	—	—	272.130

Total non-current liabilities	7.997.079	24.468	299.775	1.333.413	2.180.926	(2.312.763)	9.522.898

Total liabilities	11.600.587	26.552	378.530	3.468.451	4.147.556	(4.457.806)	15.163.870
Equity
Share capital	2.545.705	1.289.676	111.123	1.371.505	728.944	(3.501.248)	2.545.705
Retained earnings	317.950	(1.126.588)	(102.833)	(1.191.909)	(219.031)	2.640.361	317.950
Share premium	—	19.194	—	—	501.209	(520.403)	—
Treasury shares	(178)	—	—	—	—	—	(178)
Other reserves	(6.942)	290.197	—	(65.641)	(81.070)	(143.486)	(6.942)

Parent’s ownership interest	2.856.535	472.479	8.290	113.955	930.052	(1.524.776)	2.856.535
Non-controlling interest	—	—	—	—	—	81.013	81.013

Total non-current liabilities	2.856.535	472.479	8.290	113.955	930.052	(1.443.763)	2.937.548

Total liabilities	14.457.122	499.031	386.820	3.582.406	5.077.608	(5.901.569)	18.101.418

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$
Revenue	2,723,927	—	—	3,842,983	2,838,907	(417,477)	8,988,340
Cost of sales	(2,715,888)	—	—	(3,389,650)	(2,566,040)	1,704,541	(6,967,037)

Gross margin	8,039	—	—	453,333	272,867	1,287,064	2,021,303

Other income	1,302,707	—	—	113,116	1,018,836	(1,895,911)	538,748
Distribution costs	(262,038)	—	—	(264,886)	(329,094)	108,592	(747,426)
Administrative expenses	(345,552)	(534)	—	(344,929)	(687,878)	505,939	(872,954)
Other expenses	(199,791)	(1,354)	(20)	(59,965)	(118,470)	5,862	(373,738)
Other gains/(losses)	(49,532)	790	—	(4,993)	(5,999)	(12,900)	(72,634)

Gains (losses) from operating activities	453,833	(1,098)	(20)	(108,324)	150,262	(1,354)	493,299

Financial income	(5,043)	(104)	13,976	21,272	103,491	(58,643)	74,949
Financial costs	(336,386)	(4)	(25,643)	(52,168)	(58,505)	56,370	(416,336)
Revenue and losses from associated companies	(38,438)	7,052	—	(80,810)	—	112,196	—
Exchange differences	(37,365)	—	(12)	223,109	(67,769)	3,688	121,651
Resut for readjustable units	272	—	—	—	39	—	311

Income / (loss) before taxes	36,873	5,846	(11,699)	3,079	127,518	112,257	273,874
Income tax expense / benefit	32,347	(3,739)	—	(101,551)	(73,605)	(16,656)	(163,204)

NET INCOME / (LOSS) FOR THE YEAR	69,220	2,107	(11,699)	(98,472)	53,913	95,601	110,670
Income / (loss) attributable to owners of the parent	69,220	2,107	(11,699)	(98,472)	53,913	54,151	69,220
Income / (loss) attributable to non-controlling	—	—	—	—	—	41,450	41,450

NET INCOME / (LOSS)	69,220	2,107	(11,699)	(98,472)	53,913	95,601	110,670

Total comprehensive income / (loss)	648,539	195	(13,199)	(90,953)	147,049	3,912	695,543

Comprehensive income / (loss) attributable to owners of the parent	648,539	195	(13,199)	(90,953)	123,583	(19,626)	648,539
Comprehensive income / (loss) attributable to non-controlling interest		—	—	—	23,466	23,538	47,004

Total comprehensive income / (loss)	648,539	195	(13,199)	(90,953)	147,049	3,912	695,543

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$
Revenue	2.759.969	—	—	4.224.290	3.228.372	(472.586)	9.740.045
Cost of sales	(2.670.774)	—	—	(3.745.752)	(2.928.504)	1.708.321	(7.636.709)

Gross margin	89.195	—	—	478.538	299.868	1.235.735	2.103.336

Other income	1.132.663	—	—	181.922	1.017.029	(1.945.833)	385.781
Distribution costs	(287.089)	—	—	(303.936)	(346.840)	154.561	(783.304)
Administrative expenses	(325.567)	(1.257)	—	(337.064)	(784.628)	570.510	(878.006)
Other expenses	(189.244)	(951)	(4)	(24.325)	(118.091)	8.628	(323.987)
Other gains/(losses)	(81.244)	161	—	(33.019)	45.423	13.399	(55.280)

Gains (losses) from operating activities	338.714	(2.047)	(4)	(37.884)	112.761	37.000	448.540

Financial income	9.222	1.472	14.986	58.670	65.700	(74.970)	75.080
Financial costs	(296.205)	—	(25.264)	(62.918)	(111.450)	82.480	(413.357)
Revenue and losses from associated companies	(217.530)	(165.774)	—	32.134	—	351.207	37
Exchange differences	(40.151)	(10)	4.680	(472.122)	49.177	(9.470)	(467.896)
Resut for readjustable units	23	—	—	—	457	1	481

Income / (loss) before taxes	(205.927)	(166.359)	(5.602)	(482.120)	116.645	386.248	(357.115)
Income tax expense / benefit	(13.347)	(2.790)	—	200.507	(37.385)	31.398	178.383

NET INCOME / (LOSS) FOR THE YEAR	(219.274)	(169.149)	(5.602)	(281.613)	79.260	417.646	(178.732)
Income / (loss) attributable to owners of the parent	(219.274)	(169.149)	(5.602)	(281.613)	79.260	377.104	(219.274)
Income / (loss) attributable to non-controlling	—	—	—	—	—	40.542	40.542

NET INCOME / (LOSS)	(219.274)	(169.149)	(5.602)	(281.613)	79.260	417.646	(178.732)

Total comprehensive income / (loss)	(1.551.330)	(168.932)	(4.162)	(302.015)	(57.568)	544.400	(1.539.607)

Comprehensive income / (loss) attributable to owners of the parent	(1.551.330)	(168.932)	(4.162)	(302.015)	(92.830)	567.938	(1.551.331)
Comprehensive income / (loss) attributable to non-controlling interest		—	—	—	35.262	(23.538)	11.724

Total comprehensive income / (loss)	(1.551.330)	(168.932)	(4.162)	(302.015)	(57.568)	544.400	(1.539.607)

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$
Revenue	3.055.416	—	—	6.391.949	3.564.135	(917.999)	12.093.501
Cost of sales	(3.075.475)	(408)	—	(5.202.839)	(3.450.252)	2.104.473	(9.624.501)

Gross margin	(20.059)	(408)	—	1.189.110	113.883	1.186.474	2.469.000

Other income	1.014.024	—	—	20.891	1.253.142	(1.910.412)	377.645
Distribution costs	(318.825)	—	—	(397.445)	(365.581)	124.779	(957.072)
Administrative expenses	(350.817)	(3.423)	—	(452.014)	(850.026)	675.620	(980.660)
Other expenses	(197.055)	(1.126)	(9)	(110.890)	(122.798)	30.857	(401.021)
Other gains/(losses)	(71.175)	(170)	—	24.828	(122.589)	202.630	33.524

Gains (losses) from operating activities	56.093	(5.127)	(9)	274.480	(93.969)	309.948	541.416

Financial income	6.353	(732)	13.789	46.414	134.249	(109.573)	90.500
Financial costs	(297.138)	(581)	(25.083)	(156.890)	(106.994)	156.652	(430.034)
Equity accounted investments	86.715	179.647	—	(7.530)	(4.280)	(261.007)	(6.455)
Exchange differences	(88.909)	339	2.198	(81.447)	35.754	1.864	(130.201)
Resut for readjustable units	—	—	—	—	7	—	7

Income / (loss) before taxes	(236.886)	173.546	(9.105)	75.027	(35.233)	97.884	65.233
Income tax expense / benefit	(23.099)	1.140	—	(33.461)	(105.194)	(131.790)	(292.404)

NET INCOME / (LOSS) FOR THE YEAR	(259.985)	174.686	(9.105)	41.566	(140.427)	(33.906)	(227.171)
Income / (loss) attributable to owners of the parent	(259.985)	174.686	(9.105)	41.566	(140.427)	(66.720)	(259.985)
Income / (loss) attributable to non-controlling	—	—	—	—	—	32.814	32.814

NET INCOME / (LOSS)	(259.985)	174.686	(9.105)	41.566	(140.427)	(33.906)	(227.171)

Total comprehensive income / (loss)	(980.697)	93.514	(9.105)	101.097	(269.379)	70.947	(993.623)

Comprehensive income / (loss) attributable to owners of the parent	(980.697)	93.514	(9.105)	101.097	(269.379)	83.874	(980.696)
Comprehensive income / (loss) attributable to non-controlling interest		—	—	—	—	(12.927)	(12.927)

Total comprehensive income / (loss)	(980.697)	93.514	(9.105)	101.097	(269.379)	70.947	(993.623)

	LATAM S.A. (parent company and guarantor)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$	As of December 31, 2016 ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	10,286,552	(518)	21,433	3,923,956	10,504,664	(14,817,498)	9,918,589
Other receipts from operating activities	68,543	—	—	—	1,816	—	70,359
Payments to suppliers for the supply of goods and services	(8,780,152)	(2,457)	(3,072)	(3,421,614)	(9,446,856)	14,898,030	(6,756,121)
Payments to and on behalf of employees	(426,969)	(3,914)	—	(794,100)	(595,296)	—	(1,820,279)
Other payments for operating activities	(40,689)	—	—	40,738	(150,246)	(12,642)	(162,839)
Interest received	3,037	—	2,674	(13,117)	54,597	(35,949)	11,242
Income taxes refunded (paid)	973	(1,023)	—	1,454	(60,960)	—	(59,556)
Other inflows (outflows) of cash	(106,911)	(947)	(1)	(168,159)	58,826	7,923	(209,269)

Net cash flows from operating activities	1,004,384	(8,859)	21,034	(430,842)	366,545	39,864	992,126

Cash flows from (used in) investing activities
Other cash receipts from sales of equity or debt instruments of other entities	69,466	81,610	—	1,996,724	821,931	—	2,969,731
Other payments to acquire equity or debt instruments of other entities	—	(97,586)	—	(1,933,835)	(675,312)	—	(2,706,733)
Loans to related parties	—	—	—	—	(9,844)	9,844	—
Proceeds from sale of property, plant and equipment	94,247	—	—	12,161	(2,774)	(27,550)	76,084
Purchases of property, plant and equipment	(764,342)	—	—	(86,752)	162,816	(6,092)	(694,370)
Amounts raised from sale of intangible assets	—	—	—	—	1	—	1
Purchases of intangible assets	(62,531)	—	—	(19,554)	(6,502)	—	(88,587)
Proceeds from related parties	—	—	6,107	—	48,361	(54,468)	—
Dividends received	—	—	—	—	1,517	(1,517)	—
Other inflows (outflows ) of cash	—	(36)	—	(3,626)	(53)	4,558	843

Net cash flows from investing activities	(663,160)	(16,012)	6,107	(34,882)	340,141	(75,225)	(443,031)
Cash flows from (used in) financing activities
Proceeds from issue of shares	6 08,496	—	—	—	28,628	(28,628)	608,496
Proceeds from term loans	1,381,792	—	—	199,322	238,902	—	1,820,016
Proceeds from short term loans	279,593	—	—	—	—	—	279,593
Loans from related parties	—	—	—	—	9,844	(9,844)	—
Repayment of loans	(1,682,589)	—	—	(474)	(438,059)	(8)	(2,121,130)
Payments of finance lease liabilities	(151,219)	—	—	(79,162)	(33,907)	(50,292)	(314,580)
Repayment of loans to related parties	(40,586)	—	(6,107)	—	(7,626)	54,319	—
Dividends Paid	—	—	—	—	(45,030)	3,807	(41,223)
Interest paid	(304,423)	—	(22,295)	(44,669)	(64,589)	37,688	(398,288)
Other inflows (outflows ) of cash	(149,814)	59	—	(6,264)	(70,017)	(3,127)	(229,163)

Net cash flows from (used in) financing activities	(58,750)	59	(28,402)	68,753	(381,854)	3,915	(396,279)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	282,474	(24,812)	(1,261)	(396,971)	324,832	(31,446)	152,816
Effects of variation in the exchange rate on cash and cash equivalents	—	35,123	1,196	359,209	(352,514)	—	43,014

Net increase (decrease) in cash and cash equivalents	282,474	10,311	(65)	(37,762)	(27,682)	(31,446)	195,830
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	301,109	859	67	142,439	309,023	—	753,497

CASH AND CASH EQUIVALENTS AT END OF PERIOD	583,583	11,170	2	104 ,677	281,341	(31,446)	949,327

	LATAM S.A. (parent company and guarantor)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$	As of December 31, 2015 ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,506,889	(17,705)	—	5,442,905	5,041,794	(4,601,486)	11,372,397
Other receipts from operating activities	73,596	—	—	—	14,641	—	88,237
Payments to suppliers for the supply of goods and services	(3,936,180)	(392)	(22,537)	(3,853,193)	(3,869,722)	4,652,442	(7,029,582)
Payments to and on behalf of employees	(389,722)	(883)	—	(922,865)	(851,714)	—	(2,165,184)
Other payments for operating activities	(209,137)	(70)	—	9,241	(151,211)	—	(351,177)
Interest received	10,076	1,647	14,986	17,311	80,425	(81,071)	43,374
Income taxes refunded (paid)	1,838	3,902	—	(255,152)	191,449	—	(57,963)
Other inflows (outflows) of cash	(153,925)	(25,176)	(4)	(48,194)	30,876	11,796	(184,627)

Net cash flows from operating activities	903,435	(38,677)	(7,555)	390,053	486,538	(18,319)	1,715,475

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidiaries or other businesses	—	432,360	—	—	(432,360)	—	—
Other cash receipts from sales of equity or debt instruments of other entities	42,266	1,535	—	30 ,992	444,667	—	519,460
Other payments to acquire equity or debt instruments of other entities	(108,464)	—	—	(81,332)	(514,319)	—	(704,115)
Other proceeds selling the shares of profit of investments accounted for using the equit	—	(295,111)	—	—	295,111	—	—
Loans to related parties	(63,326)	—	—	—	(26,461)	89,787	—
Proceeds from sale of property, plant and equipment	20,617	—	—	58,700	(22,200)	—	57,117
Purchases of property, plant and equipment	(1,195,216)	—	—	(194,464)	10,943	(191,012)	(1,569,749)
Amounts raised from sale of intangible assets	—	29,444	—	—	(29,353)	—	91
Purchases of intangible assets	(27,463)	—	—	(11,869)	(9,846)	(3,271)	(52,449)
Proceeds from related parties	—	—	—	—	59,551	(59,551)	—
Dividends received	4,889	—	—	—	4,211	(9,100)	—
Other inflows (outflows) of cash	—	—	—	3,497	7,079	—	10,576

Net cash flows from investing activities	(1,326,697)	168,228	—	(194,476)	(212,977)	(173,147)	(1,739,069)
Cash flows from (used in) financing activities
Proceeds from issue of shares	—	—	—	—	89,761	(89,761)	—
Payments to acquire or redeem the entity’s shares	—	—	—	66	(319)	253	—
Proceeds from term loans	1,487,939	—	—	—	150,031	153,514	1,791,484
Proceeds from short term loans	205,000	—	—	—	—	—	205,000
Loans from related parties	28,932	—	—	—	393,460	(422,392)	—
Repayment of loans	(707,307)	—	—	(440)	(556,046)	—	(1,263,793)
Payments of finance lease liabilities	(169,700)	—	—	(128,075)	(33,024)	(11,815)	(342,614)
Repayment of loans to related parties	(337,693)	—	—	—	(49,809)	387,502	—
Dividends Paid	(9)	—	—	82,204	(125,181)	7,954	(35,032)
Interest paid	(277,233)	—	—	(53,156)	(151,124)	97,865	(383,648)
Other inflows (outflows) of cash	(95,541)	—	—	8,250	7,369	(19,835)	(99,757)

Net cash flows from (used in) financing activities	134,388	—	—	(91,151)	(274,882)	103,285	(128,360)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(288,874)	129,551	(7,555)	104,426	(1,321)	(88,181)	(151,954)
Effects of variation in the exchange rate on cash and cash equivalents	(38,384)	(128,735)	7,225	(7,056)	83,005	—	(83,945)

Net increase (decrease) in cash and cash equivalents	(327,258)	816	(330)	97,370	81,684	(88,181)	(235,899)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	628,367	43	397	44,326	316,263	—	989,396

CASH AND CASH EQUIVALENTS AT END OF PERIOD	301,109	859	67	141,696	397,947	(88,181)	753,497

	LATAM S.A. (parent company)	TAM S.A. (guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Other (non-guarantor)	Consolidating adjustments	Consolidated
	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$	As of December 31, 2014 ThUS$
Cash flows from operating activities
Receipts from sales of goods and services	5,959,058	(45,594)	—	6,147,010	6,256,083	(4,948,719)	13,367,838
Other receipts from operating activities	89,995	—	—	—	7,063	(127)	96,931
Payments to suppliers for the supply of goods and services	(4,221,845)	(3,328)	—	(4,715,944)	(5,348,418)	5,466,528	(8,823,007)
Payments to and on behalf of employees	(461,680)	(2,857)	—	(1,225,709)	(703,860)	(39,546)	(2,433,652)
Other payments for operating activities	(150,833)	—	—	6,791	(48,934)	(335,238)	(528,214)
Interest received	8,980	—	13,789	—	27,785	(38,965)	11,589
Income taxes refunded (paid)	(6,909)	(5,058)	—	614	(84,254)	(12,782)	(108,389)
Other inflows (outflows) of cash	(126,540)	4,327	(9)	15,146	(5,507)	(139,074)	(251,657)

Net cash flows from operating activities	1,090,226	(52,510)	13,780	227,908	99,958	(47,923)	1,331,439

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	—	—	—	—	3,024	(3,024)	—
Cash flows used to obtain control of subsidiaries or other businesses	(250,350)	(118,120)	—	33,782	(154,930)	490,136	518
Other cash receipts from sales of equity or debt instruments of other entities	—	228	—	80,405	342,908	100,829	524,370
Other payments to acquire equity or debt instruments of other entities	(36,477)	—	—	—	(138,920)	(299,259)	(474,656)
Loans to related parties	(126,630)	—	12,948	—	(55,146)	168,828	—
Proceeds from sale of property, plant and equipment	—	—	—	186,015	562,272	(184,021)	564,266
Purchases of property, plant and equipment	(1,269,024)	—	—	(255,636)	(224,816)	309,031	(1,440,445)
Amounts raised from sale of intangible assets	—	8,224	—	—	—	(8,224)	—
Purchases of intangible assets	—	—	—	(30,933)	(23,831)	(995)	(55,759)
Other cash receipts from related parties	—	—	—	(75,082)	22,380	52,702	—
Dividends received	9,685	—	—	—	752	(10,437)	—
Other inflows (outflows) of cash	—	—	—	(397)	(15,527)	(1,475)	(17,399)

Net cash flows from investing activities	(1,672,796)	(109,668)	12,948	(61,846)	318,166	614,091	(899,105)

Cash flows from (used in) financing activities
Proceeds from issue of shares	156,321	219,110	—	262,702	156,402	(638,214)	156,321
Payments to acquire or redeem the entity’s shares	—	—	—	—	—	4,661	4,661
Proceeds from long term loans	706,661	4,162	—	89,598	336,159	(93,760)	1,042,820
Proceeds from short term loans	597,000	—	—	84,944	6,151	(84,944)	603,151
Loans from related parties	—	—	—	—	169,746	(169,746)	—
Repayment of loans	(1,147,651)	—	—	(419,887)	(706,576)	(41,006)	(2,315,120)
Payments of finance lease liabilities	(131,484)	—	—	(181,779)	(56,262)	(24,606)	(394,131)
Repayment of loans to related parties	(9,310)	—	—	—	(3,483)	12,793	—
Dividends Paid	—	—	—	—	(13,983)	(21,379)	(35,362)
Interest paid	(246,598)	(581)	(24,479)	(49,536)	(168,938)	121,343	(368,789)
Other inflows (outflows) of cash	(37,641)	—	—	—	—	23,864	(13,777)

Net cash flows from (used in) financing activities	(112,702)	222,691	(24,479)	(213,958)	(280,784)	(910,994)	(1,320,226)

Net increase (decrease) in, cash and cash aquivalents before effect of exchange rate	(695,272)	60,513	2,249	(47,896)	137,340	(344,826)	(887,892)
Effects of variation in the exchange rate on cash and cash equivalents	(45,080)	(60,573)	(1,941)	(29,882)	(173,817)	203,678	(107,615)

Net increase (decrease) in cash and cash equivalents	(740,352)	(60)	308	(77,778)	(36,477)	(141,148)	(995,507)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,368,719	103	89	122,104	325,718	168,170	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	628,367	43	397	44,326	289,241	27,022	989,396

138