Form 20-F/A
period 2016-12-31
LATAM AIRLINES GROUP S.A.
filed 2017-03-30
CIK 1047716

-As filed with the Securities and Exchange Commission on March 30, 2017

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

This Amendment (the “Amendment”) to the Annual Report on Form 20-F of LATAM Airlines Group S.A. for the fiscal year ended December 21, 2016, as filed with the Securities and Exchange Commission on March 29, 2017 (the “Original Filing”), is being filed for the purpose of including the signature page to the Original and to include under Item 18 the report of PricewaterhouseCoopers, which were inadvertently omitted from the Original Filing.

This Amendment speaks as of the filing date of the Original Filing. Other than as set forth above, this Amendment does not, and does not purport to, amend, update or restate any other information included in the Original Filing, including the exhibits, or reflect any events that have occurred since the Original Filing.

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

One of our major shareholder groups, the Cueto Group (the “LATAM Controlling Shareholders”),which as of February 28, 2017, beneficially owned 28.27% of our common shares, is entitled to elect three of the nine members of our board of directors and is in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the Amaro Group, which as of January 31, 2017, held a 3.02% of LATAM shares through TEP Chile, in addition to the indirect stake they have through the 21.88% interest they hold in Costa Verde Aeronáutica S.A., the main legal vehicle through which the Cueto Group holds LATAM shares), pursuant to which these two major shareholder groups have agreed to vote together to elect individuals to our board of directors in accordance with their direct and indirect shareholder interest in LATAM. Pursuant to a shareholders’ agreement, the LATAM Controlling Shareholders and the Amaro Group have also agreed to use their good faith efforts to reach an agreement and act jointly on all actions to be taken by our board of directors or shareholders meeting, and if unable to reach to such agreement, to follow the proposal made by our board of directors. Decisions by the Company that require supermajority votes under Chilean law are also subject to voting arrangements by the LATAM Controlling Shareholders and the Amaro Group. In addition, another major shareholder, Qatar Airways Investments (UK) Ltd., which as of January 31, 2017, held 10.03%(1) of our outstanding common shares, is entitled to appoint one individual to our board of directors. The interests of our major shareholders may differ from those of our other shareholders. See “Item 7. Controlling Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Distribution costs decreased by 18.2% from US$957.1 million in 2014 to US$783.3 million in 2015, mainly as a result of lower commissions to agents (which decreased by 17.2% from US$365.5 million to US$302.8 million), related to lower revenues, lower sales fulfillments in some countries and depreciation of local currencies.

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

F. Long Term Indebtedness

Long Term Indebtedness

Secured Debt

Aircraft Debt

1.	ECA/EX-IM: Bank guaranteed bonds like Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt, as of December 31, 2016, was US$ 3,269 million. In general, ECA ans EX –IM financing have a 12-year repayment profiles.

2.	Enhanced Equipment Trust Certificates (“EETC”): In June 2015, LATAM issued the first EETC in Latin America for an aggregate face amount of approximately US$ 1,021 million to finance 17 new aircraft deliveries composed by 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively. As of December 31, 2016, the EETC debt was US$ 962 million.

3.	Bank Commercial Loans: As of December 31, 2016, bank commercial loans debt was US$ 1,697 million.

4.	Tax Leases: LATAM has secured debt with tax leases through Japanese Leases with a call option (“JOLCO”) and Spanish Leases (“SOL”) structures. As of December 31, 2016, tax leases were US$ 108 million.

Non Aircraft Debt

1.	2013-1 Series Note: Regarding non-aircraft debt, LATAM issued a securitized bond for an amount of US$ 450 million in November 2013 with a seven year term and a two year interest-only period (the “2013-1 Series Note”). This bond is backed by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments. As of December 31, 2016, the 2013-1 Series Note was US$ 368 million.

2.	Bank Commercial Loans: As of December 31, 2016, bank commercial loans debt was US$ 52 million.

Others

1.	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2016, PDP financing outstanding amount was US$ 214 million.

2.	Revolving Credit Facility (“RCF”): In March 2016, LATAM structured a Revolving Credit Facility secured by aircraft, engines, spare parts and supplies for a total amount available of US$ 325 million. The facility was disbursed for an initial amount of US$ 275 million increasing up to US$ 325 million by November, 2016. On December 2016, the facility was prepaid and remains fully available to be drawn.

3.	Multiplus Shares Backed Loan (“Margin Loan”): In September 2016, TAM S.A. structured a financing amounting to US$ 200 million with the guarantee of approximately 18% ownership of the shares of Multiplus S.A., percentage subject to adjustment depending on the value of the stock as collateral. As of December 31, 2016, the Multiplus Shares Backed Loan outstanding amount was US$ 200 million.

Unsecured Debt

1.	LATAM 2020 Notes: On June 9, 2015 LATAM Airlines Group S.A. issued and placed on the international market an unsecured long-term bond in the amount of US$ 500 million maturing 2020, at interest rate of 7.25% per year. As of December 31, 2016, the LATAM 2020 Notes outstanding amount was US$ 492 million.

2.	TAM Capital 2017 Notes: As of December 31, 2016, TAM has a senior note outstanding US$ 300 million due in 2017, with a fixed interest rate of 7.375% payable semi-annually, issued by TAM Capital Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. These notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007, TAM completed an exchange offer pursuant to which 99.2% of the holders exchanged these notes for new notes that are registered under the Securities Act and otherwise have identical terms. As of December 31, 2016, the TAM Capital 2017 Notes outstanding amount was US$ 304 million.

3.	TAM Capital 2021 Notes: As of December 31, 2016, TAM has a senior note outstanding US$ 500 million due in 2021, with a fixed interest rate of 8.375% payable semi-annually, issued by TAM Capital 3 Inc. and guaranteed on a senior unsecured basis by TAM S.A. and TAM Linhas Aereas. As of December 31, 2016, the TAM Capital 2021 Notes outstanding amount was US$ 513 million.

4.	Commercial Bank Loans: As of December 31, 2016, unsecured Bank Commercial loans debt was US$ 426 million.

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

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-149.

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

(a) Attestation report of the registered public accounting firm. See page F-150 of our audited consolidated financial statements.

-	(b) Changes in internal control over financial reporting. There have been no changes in our internal control over financial reporting during 2016 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

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

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease ) in equity Comprehensive income Gain (losses )	25	—	—	—	—	—	—	—	—	69,220	69,220	41,450	110,670
Other comprehensive income		—	—	489,486	92,016	(2,183)	—		579,319	—	579,319	5,554	584,873

Total comprehensive income		—	—	489,486	92,016	(2,183)	—	—	579,319	69,220	648,539	47,004	695,543

Transactions with shareholders
Equity issue	25-34	608,496	—	—	—	—	—	—	—	—	608,496	—	608,496
Dividends	25	—	—	—	—	—	—	—	—	(20,766)	(20,766)	—	(20,766)
Increase (decrease ) through transfers and other changes , equity	25-34	(4,637)	—	—	—	—	2,891	5,602	8,493	—	3,856	(39,373)	(35,517)

Total transactions with shareholders		603,859	—	—	—	—	2,891	5,602	8,493	(20,766)	591,586	(39,373)	552,213

Closing balance as of December 31, 2016		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304

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

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries , Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US $	75,212	—	—	—	—	75,212	75,000	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	—	52,675	—	—	—	52,675	50,381	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	US $	30,193	—	—	—	—	30,193	30,000	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	US $	40,191	—	—	—	—	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCODOBRASIL	Chile	US $	72,151	—	—	—	—	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	US $	12,054	—	—	—	—	12,054	12,000	At Expiration	1.79	1.79
Obligations with the public
97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	—	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	US $	—	14,579	31,949	—	—	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	US $	145	199	28,911	—	—	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	US $	1,497	4,308	160,556	—	—	166,361	158,194	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEWYORK	U.S.A.	US $	—	36,250	72,500	518,125	—	626,875	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US $	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	US $	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	US $	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US $	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US $	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	US $	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	US $	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	US $	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	US $	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US $	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	France	US $	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	U.S.A.	US $	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Monthly	2.40	2.40
0-E	KFWIP EX-BANK	Germany	US $	2,503	7,587	18,772	9,178	—	38,040	36,191	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	US $	1,982	5,972	16,056	7,766	—	31,776	30,199	Monthly	2.49	2.49
0-E	INVESTEC	England	US $	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67
Other guaranteed obligations
0-E	CREDITAGRICOLE	France	US $	1,501	4,892	268,922	—	—	275,315	256,860	At Expiration	2.85	2.85
Financial leases
0-E	ING	U.S.A.	US $	5,889	17,671	34,067	12,134	—	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDITAGRICOLE	France	US $	1,788	5,457	—	—	—	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	US $	6,083	18,250	48,667	14,262	—	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US $	17,558	50,593	67,095	3,899	—	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	US $	13,744	41,508	79,165	22,474	—	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	US $	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK S E	U.S.A.	US $	4,773	9,541	—	—	—	14,314	14,127	Quarterly	2.57	2.57
0-E	RRP F ENGINE	England	US $	—	—	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35
Other loans
0-E	BOEING	U.S.A.	US $	163	320	26,214	—	—	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	US $	25,802	77,795	207,001	103,341	—	413,939	370,389	Quarterly	6.00	6.00
Hedging derivatives
-	OTHERS	—	US $	7,364	15,479	7,846	—	—	30,689	—	—	—	—

	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: TAMS .A. and Subsidiaries, Tax No. 02.012.862/ 0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATS CHAPPIJ	Holland	US $	179	493	1,315	1,314	54	3,355	2,882	Monthly	6.01	6.01
0-E	CITIBANK	U.S .A.	US $	1,528	203,150	—	—	—	204,678	200,000	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEWYORK	U.S .A.	US $	—	352,938	83,750	562,813	—	999,501	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US $	2,733	7,698	20,522	8,548	—	39,501	35,448	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S .A.	US $	120	165	—	—	—	285	282	Monthly	2.50	2.50
0-E	GENERALELECTRIC CAPITAL
	CORPORATION	U.S .A.	US $	3,852	5,098	—	—	—	8,950	8,846	Monthly	2.30	2.30
0-E	KFWIP EX-BANK	Germany	US $	592	1,552	—	—	—	2,144	2,123	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	US $	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOULEASINGS.A.	Luxemburg	US $	833	2,385	6,457	6,542	—	16,217	14,754	Quarterly	3.00	3.00
0-E	SOCIÉTÉGÉNÉRALE MILAN BRANCH	Italy	US $	11,875	32,116	85,995	171,553	—	301,539	279,335	Quarterly	4.18	4.11
0-E	BANCO IBMS .A	Brazil	BRL	380	1,161	35	—	—	1,576	1,031	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	—	—	—	—	225	222	Monthly	10.02	10.02
0-E	SOCIÉTÉGÉNÉRALE	France	BRL	146	465	176	—	—	787	519	Monthly	13.63	13.63

	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries , Tax No .89.862.200-2, Chile.

Tax No .	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	549,897	21,215	—	—	—	571,112	571,112	—	—	—
			CLP	48,842	(30)	—	—	—	48,812	48,812	—	—	—
			BRL	346 ,037	27	—	—	—	346,064	346,064	—	—	—
			Other currencies	140 ,471	11,467	—	—	—	151,938	151,938	—	—	—
Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	170	—	—	—	—	170	170	—	—	—
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	—	—	—	—	46	46	—	—	—
0 -E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	28	—	—	—	—	28	28	—	—	—
65.216.000K	Comunidad Mujer	Chile	CLP	13	—	—	—	—	13	13	—	—	—
78.591.3701	Bethia S.A. y Filiales	Chile	CLP	6	—	—	—	—	6	6	—	—	—
79.773.4403	Trans portes San Felipe S:A.	Chile	CLP	4	—	—	—	—	4	4	—	—	—
0 -E	Inversora Aeronáutica Argentina	Argentina	US$	2	—	—	—	—	2	2	—	—	—

	Total			1,085,516	32,679	—	—	—	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries , Tax No . 89 .862.200 -2 Chile.

Tax No .	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,253	—	—	—	—	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	—	—	—	—	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	—	—	—	—	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	—	—	—	—	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	—	—	—	—	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	—	—	—	—	12,020	12,000	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,953	—	226,485	211,135	Quarterly	4.18	4.18
0 -E	BANCO BLADEX	U.S.A.	US$	—	9,702	30,526	15,514	—	55,742	50,000	Semiannual	4.58	4.58
0 -E	DVB BANKSE	U.S.A.	US$	146	430	154,061	—	—	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	—	226,712	—	—	227,765	226,712	Quarterly	2.24	2.24
Obligations with the public
0 -E	BANK OF NEW YORK	U.S.A.	US$	—	36,250	72,500	554,375	—	663,125	500,000	At Expiration	7.77	7.25
Guaranteed obligations
0 -E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,381	12,677	402,579	389,027	Quarterly	1.83	1.66
0 -E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83,427	148,904	354,299	319,397	Quarterly	2.29	2.22
0 -E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286,959	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0 -E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0 -E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0 -E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0 -E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0 -E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0 -E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0 -E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0 -E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0 -E	PK AirFinance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0 -E	KFW IPEX- BANK	Germany	US$	728	2,232	5,684	4,131	1,658	14,433	13,593	Quarterly	2.45	2.45
Other guaranteed obligations
0 -E	DVB BANK SE	U.S.A.	US$	8,225	24,695	—	—	—	32,920	32,492	Quarterly	2.32	2.32
Financial leases
0 -E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	—	105,029	94,998	Quarterly	5.13	4.57
0 -E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	—	—	14,163	13,955	Quarterly	1.28	1.28
0 -E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	38,596	—	111,596	97,383	Quarterly	6.40	5.67
0 -E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	—	209,375	192,914	Quarterly	5.37	4.77
0 -E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	—	163,648	153,107	Quarterly	4.08	3.64
0 -E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0 -E	DVBBANKSE	U.S.A.	US$	4,732	14,225	14,269	—	—	33,226	32,567	Quarterly	2.06	2.06
0 -E	BANC OF AMERICA	U.S.A.	US$	703	2,756	—	—	—	3,459	2,770	Monthly	1.41	1.41
Other loans
0 -E	BOEING	U.S.A.	US$	655	533	151,362	—	—	152,550	151,362	At Expiration	1.80	1.80
0 -E	CITIBANK (*)	U.S.A.	US$	25,820	77,850	207,190	206,749	—	517,609	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTROS	-	US$	12,232	33,061	40,986	3,688	16	89,983	85,653	-	—	—

	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of

December 31, 2015 Debtor: TAM S.A. and Subsidiaries , Tax No . 02.012.862/0001-60, Brazil.

Tax No .	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01
Obligation with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	—	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	—	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE -CIB	France	US$	4,542	—	—	—	—	4,542	4,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	123	361	284	—	—	768	755	Monthly	1.6 4	1.6 4
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	U.S.A.	US$	3,834	11,437	9,050	—	—	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	—	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIR FINANCE US, INC.	U.S.A.	US$	1,428	21,992	—	—	—	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	—	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	—	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	—	—	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	—	—	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	—	—	1,060	775	Monthly	14.14	14.14

	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	442,320	14,369	—	—	—	456,689	456,689	—	—	—
			CLP	39,823	114	—	—	—	39,937	39,937	—	—	—
			BRL	301,569	16	—	—	—	301,585	301,585	—	—	—
			Others currencies	218,347	9,016	—	—	—	227,363	227,363	—	—	—
Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	—	—	—	—	10	10	—	—	—
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	—	—	—	—	5	5	—	—	—
78.997.060-2	Viajes Falabella Ltd a.	Chile	CLP	68					68	68	—	—	—
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	—	—	—	—	342	342	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	—	—	—	—	22	22	—	—	—

	Total			1,002,506	23,515	—	—	—	1,026,021	1,026,021

	Total consolidated			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

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

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2016	As of December 31, 2015
			%	%
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	95.85660	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19056	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2016						Results for the period ended December 31, 2016
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	967,787	(2,164)
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	266,296	(24,813)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	371,896	(29,572)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	297,247	8,206
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	219,676	(1,281)
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	277,503	(13,675)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	4,145,951	2,107

	Statement of financial position as of December 31, 2015						Results for the period ended December 31, 2015
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	1,078,992	5,068
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	278,117	(74,408)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	443,317	9,432
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	324,464	5,878
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	246,402	(1,278)
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	291,354	(34,079)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	4,597,611	(183,812)

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2014						Results for the period ended December 31, 2014
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	1,134,289	1,058
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	267,578	(17,905)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	439,929	(17,864)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	364,580	(19,001)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	256,925	(20,193)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	392,433	(81,033)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	6,628,432	171,655

(*)	Corresond to consolidated information of TAM S.A. and Subsidiaries.

(b)	Non-controlling interest

Equity	Tax No .	Country of origin	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
			%	%	ThUS$	ThUS$
Lan Perú S.A	0 - E	Peru	30.00000	30.00000	3,360	4,426
Lan Cargo S.A. and Subsidiaries	93.383.000 - 4	Chile	0.10196	0.10605	957	974
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0 - E	Mexico	51.00000	51.00000	3,162	3,084
Inversora Cordillera S.A. and Subsidiaries	0 - E	Argentina	0 .70422	0.70422	515	(1,386)
Lan Argentina S.A.	0 - E	Argentina	0 .13440	1.00000	(311)	29
Americonsult de Guatemala S.A.	0 - E	Guatemala	1.00000	1.00000	1	5
Americonsult Costa Rica S.A.	0 - E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0 - E	Colombia	10.00000	10.00000	(905)	(811)
Aerolíneas Regionales de Integración Aires S.A.	0 - E	Colombia	0.80944	0.98307	436	540
Transportes Aereos del Mercosur S.A.	0 - E	Paraguay	5.02000	5.02000	1,104	1,256
Multiplus S.A.	0 - E	Brazil	27.26000	27.26000	80,313	72,884

Total					88,644	81,013

Incomes	Tax No.	Country of origin	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014	2016	For the period ended December 31, 2015	2014
			%	%	%	ThUS$	ThUS$	ThUS$
Lan Perú S.A	0 - E	Peru	30.00000	30.00000	30.00000	(649)	1,521	317
Lan Cargo S.A. and Subsidiaries	93.383.000 - 4	Chile	0 .10196	0 .10605	0 .10605	(7)	(69)	(125)
Inversiones Lan S.A. and Subsidiaries	96.575.810 - 0	Chile	0 .00000	0 .00000	0 .29000	—	—	(14)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0 - E	Mexico	51.00000	51.00000	51.00000	96	1,349	396
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0 - E	Ecuador	0 .00000	0 .00000	0 .00000	—	—	(5,671)
Invers ora Cordillera S.A. and Subsidiaries	0 - E	Argentina	0 .70422	0 .70422	4 .22000	364	281	270
Lan Argentina S.A.	0 - E	Argentina	0 .13440	1.00000	1.00000	77	61	58
Americonsult de Guatemala S.A.	0 - E	Guatemala	1.00000	1.00000	1.00000	(4)	1	4
Americonsult Costa Rica S.A.	0 - E	Costa Rica	1.00000	1.00000	1.00000	—	5	6
Linea Aérea Carguera de Colombiana S.A.	0 - E	Colombia	10.00000	10.00000	10.00000	(106)	14	(495)
Aerolíneas Regionales de Integración Aires S.A.	0 - E	Colombia	0 .80944	0 .98307	0 .98307	(140)	(335)	(797)
Transportes Aereos del Mercosur S.A.	0 - E	Paraguay	5 .02000	5 .02000	5 .02000	146	431	(389)
Multiplus S.A.	0 - E	Brazil	27.26000	27.26000	27.26000	41,673	37,283	39,254

Total						41,450	40,542	32,814

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross )
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS $	ThUS $	ThUS $	ThUS $
Airports lots	978,849	816,987	978,849	816,987
Loyalty program	326,262	272,312	326,262	272,312
Computer software	157,016	104,258	419,652	324,043
Developing software	91,053	74,887	91,053	74,887
Trademarks (1)	57,133	52,981	63,730	52,981
Other assets	—	—	808	808

Total	1,610,313	1,321,425	1,880,354	1,542,018

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (2)	program (1) (2)	Net	Total
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	16,902	60,994	—	—	—	77,896
Withdrawals	(1,365)	(3,576)	—	—	—	(4,941)
Transfer software	22,351	(24,539)	—	—	—	(2,188)
Foreing exchange	(6,763)	(4,904)	(160,779)	(64,017)	—	(236,463)
Amortization	(47,452)	—	—	—	(81)	(47,533)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	—	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	—	1,880,079
Additions	4,954	48,270	—	—	—	53,224
Withdrawals	(4,612)	(162)	—	(1)	—	(4,775)
Transfer software	28,726	(30,426)	—	—	—	(1,700)
Foreing exchange	(14,871)	(16,845)	(384,041)	(152,910)	—	(568,667)
Amortization	(36,736)	—	—	—	—	(36,736)

Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	—	1,321,425

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	—	1,321,425
Additions	6,688	83,672	—	—	—	90,360
Withdrawals	(736)	(191)	—	—	—	(927)
Transfer software	85,029	(74,376)	—	—	—	10,653
Foreing exchange	5,689	7,061	161,862	64,447	—	239,059
Amortization	(43,912)	—	—	(6,345)	—	(50,257)

Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	—	1,610,313

(1)	After the extensive integration work following the combination between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM”, which would unite all companies under a single image.

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

At December 31, 2016 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Sep 17, 2017
Wells Fargo Bank North N.A.	Lan Cargo S.A.	One letter of credit	5,000	May 25, 2017
Bank of America	LAT AM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2017
Engine Lease Finance Corporation	LAT AM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2017
GE Capital Aviation Services Ltd.	LAT AM Airlines Group S.A.	Eight letter of credit	34,665	Feb 7, 2017
International Lease Finance Corp	LAT AM Airlines Group S.A.	Three letter of credit	1,450	Feb 4, 2017
ORIX Aviation Systems Limited	LAT AM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2017
SMBC Aviation Capital Ltd.	LAT AM Airlines Group S.A.	Two letter of credit	13,569	Aug 14, 2017
Wells Fargo Bank	LAT AM Airlines Group S.A.	Nine letter of credit	15,160	Feb 8, 2017
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2017
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	One letter of credit	13,096	Jan 29, 2017
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2017

			111,019

(c)	Other commitments

At December 31, 2016 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS $	Release date
Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales delEcuador S.A.	Four letter of credit	1,705	Aug 5, 2017
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Six letter of credit	3,813	Jan 31, 2017
Lima Airport Partners S.R.L.	Lan Perú S.A.	Twenty two letter of credit	3,805	Mar 3, 2017
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Four letter of credit	33,500	Mar 20, 2017
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,014	Nov 15, 2017
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,490	Apr 5, 2017
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	30,000	Mar 31, 2017
Dirección General de Aeronáutic a Civil	LATAM Airlines Group S.A.	Fifty two letter of credit	18,477	Jan 31, 2017
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2017
JP Morgan Chase	LATAM Airlines Group S.A.	One letter of credit	10,000	Jun 17, 2017
Metropolitan Da de County	LATAM Airlines Group S.A.	Ten letter of credit	2,553	Mar 13, 2017
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	One letter of credit	5,000	May 20, 2017
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,060	Mar 25, 2021
6ª Vara Federal da Subseção	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	24,969	Jan 4, 2018
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,894	May 19, 2020
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,704	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,276	Jan 21, 2021
Uniã o Federal Vara Comarc a de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,696	Nov 9, 2020
Uniã o Federal Vara Comarc a de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,557	Feb 22, 2021

			191,013

NOTE 33—TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		Transaction amount with related parties As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2016	2015	2014
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. yCPA.	Related director	Chile	Tickets sales	CLP	6	15	31
96.847.880-K	Technical Training Latam S.A.	Associate (*)	Chile	Leases as lessor	CLP	—	—	209
				Training services received	CLP	—	—	(785)
				Training services received	US $	—	—	(743)
65.216.000-K	Comunidad Mujer	Related director	Chile	Services provided for advertising	CLP	(12)	(10)	(11)
				Tickets sales	CLP	9	2	9
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	(394)	(259)	(646)
				Services received from National and International Courier	CLP	(285)	(227)	(496)
				Services provided of cargo transport	CLP	192	30	—
				Other services received	CLP	—	—	(10)
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(727)	(50)	—
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	(84)	(127)	(70)
				Tickets sales	CLP	3	7	26
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	76	117	155
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(2,563)	(1,191)	—
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Leases as lessor	ARS	(264)	(269)	(334)
				Revenue billboard advertising maintaining	US $	—	1	12
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Related director	Brazil	Services provided by sale of tickets	BRL	2	2	—
				Services provided of cargo transport	BRL	(122)	(63)	(12)
				Services received at airports	BRL	7	5	—
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Professional counseling servies received	BRL	—	—	(119)
Foreign	Made In Everywhere
	Repr. Com. Distr. Ltda.	Related director	Brazil	Services received of transport	BRL	—	—	(2)

(*)	Subsidiary from October, 2014

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Latam Airlines Group S.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Latam Airlines Group S.A.’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 22940 0000 | www.pwc.cl

Latam Airlines Group S.A.

2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Santiago, Chile

March 29, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 29, 2017	LATAM Airlines Group S.A.

By:

	Name:	Ramiro Alfonsin Balza
	Title:	CFO LATAM