Form 20-F
period 2017-12-31
LATAM AIRLINES GROUP S.A.
filed 2018-04-05
CIK 1047716

-As filed with the Securities and Exchange Commission on April 4, 2018-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Andrés del Valle

Tel.: 56-2-2565-8765 • E-mail: InvestorRelations@latam.com

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

Large Accelerated filer ☒	Accelerated filer ☐	Non-Accelerated filer	☐
		Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Throughout this annual report on Form 20-F we make numerous references to “LATAM”. Unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated affiliates: Transporte Aéreo S.A. (“LATAM Airlines Chile”), LAN Perú S.A. (“LATAM Airlines Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (“LATAM Airlines Colombia”), TAM S.A. (“TAM” or “LATAM Airlines Brazil”), LAN Cargo S.A. (“LATAM Cargo”) and its three regional affiliates: Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”) in Mexico, Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil. Other references to “LATAM”, as the context requires, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Brazil.

References to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A., and its consolidated affiliates, in connection with circumstances and facts occurring prior to the completion date of the combination between LAN Airlines S.A. and TAM S.A. See “Item 4. Information on the Company—A. History and Development of the Company.

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated affiliates, including TAM Linhas Aereas S.A. (“TLA”), which does business under the name “LATAM Airlines Brazil”, Multiplus S.A. (“Multiplus”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

LATAM Airlines Group and the majority of our affiliates maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our affiliates, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos, Colombian pesos or Brazilian real. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian real. Our audited consolidated financial statements include the results of these affiliates translated into U.S. dollars. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), require assets and liabilities to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date, although a monthly rate may also be used if exchange rates do not vary widely.

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2017, which was Ch$615.22 = US$1.00. The observed exchange rate on, April 3, 2018, was Ch$604.06 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (which we refer to as the Central Bank of Brazil) on December 31, 2017, which was R$3.31 = US$1.00. The observed exchange rate on April 3, 2018, was R$3.32 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real.

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2013, 2014, 2015, 2016 and 2017 were prepared in accordance with IFRS.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3. Key Information—Risk Factors”;
•	our ability to service our debt and fund our working capital requirements;
•	future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;
•	the determination of relationships with customers;
•	the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;
•	the effects of competition;
•	future terrorist incidents, cyberattacks or related activities affecting the airline industry;
•	future outbreak of diseases, or the spread of already existing diseases, affecting traveling behavior and/or exports;
•	natural disasters affecting traveling behavior and/or exports;
•	the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;
•	inflation;
•	competitive pressures on pricing;
•	our capital expenditure plans;
•	changes in labor costs, maintenance costs and insurance premiums;
•	fluctuation of crude oil prices and its effect on fuel costs;
•	cyclical and seasonal fluctuations in our operating results;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our growth strategy;
•	increases in interest rates; and
•	changes in regulations, including regulations related to access to routes in which we operate and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA”	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO”	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.
“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Colombia”	Aerovías de Integración Regional, Aires S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	Aerolane, Líneas Aéreas Nacionales del Ecuador S.A., incorporated in Ecuador.

“LATAM Airlines Peru”	LAN Perú S.A., incorporated in Peru.
“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“MasAir”	Aero Transportes Mas de Carga S.A. de C.V., incorporated in Mexico.

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, Airbus A320 neo and Airbus A321 models of aircraft.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of service hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT”	Market Intelligence Schedule Dynamic Table.

“Diio Mi”	Data In Intelligence Out Market Intelligence.

“CO2”	Carbon Dioxide Gas

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2017, 2016, 2015, 2014 and 2013 has been prepared in accordance with IFRS(*).

LATAM’s Annual Financial Information

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in US$ millions, except per share and capital stock data)
The Company(1)(2)
Statement of Income Data:
Operating revenues
Passenger	8,494.5	7,877.7	8,410.6	10,380.1	11,061.5
Cargo	1,119.4	1,110.6	1,329.4	1,713.4	1,863.0

Total operating revenues	9,613.9	8,988.3	9,740.0	12,093.5	12,924.5
Cost of sales	(7,441.8)	(6,967.0)	(7,636.7)	(9,624.5)	(10,054.2)

Gross margin	2,172.1	2,021.3	2,103.3	2,469.0	2,870.3
Other operating income(3)	549.9	538.7	385.8	377.6	341.6
Distribution costs	(699.6)	(747.4)	(783.3)	(957.1)	(1,025.9)
Administrative expenses	(938.9)	(873.0)	(878.0)	(980.7)	(1,136.1)
Other expenses	(368.9)	(373.7)	(324.0)	(401.0)	(408.7)
Other gains/(losses)	(7.8)	(72.6)	(55.3)	33.5	(55.4)
Financial income	78.7	74.9	75.1	90.5	72.8
Financial costs	(393.3)	(416.3)	(413.4)	(430.0)	(462.5)
Equity accounted earnings	0.0	0.0	0.0	(6.5)	2.0
Exchange rate differences	(18.7)	121.7	(467.9)	(130.2)	(482.2)
Result of indexation units	0.7	0.3	0.6	0.1	0.3

Income (loss) before income taxes	374.2	273.9	(357.1)	65.2	(283.8)
Income (loss) tax expense/benefit	(173.5)	(163.2)	178.4	(292.4)	20.0

Net (loss) income for the period	200.7	110.7	(178.7)	(227.2)	(263.8)
Income (loss) attributable to the parent company’s equity holders	155.3	69.2	(219.3)	(260.0)	(281.1)
Income (loss) attributable to non-controlling interests	45.4	41.5	40.5	32.8	17.3

Net income (loss) for the year	200.7	110.7	(178.7)	(227.2)	(263.8)

Earnings per share
Average number of Shares	606,407,693	546,559,599	545,547,819	545,547,819	487,930,977
Basic earnings (loss) per share (US$)	0.25610	0.12665	(0.40193)	(0.47656)	(0.57613)
Diluted earnings (loss) per share (US$)	0.25610	0.12665	(0.40193)	(0.47656)	(0.57613)

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	1,142.0	949.3	753.5	989.4	1,984.9
Other current assets in operation	2,312.4	2,340.3	2,067.4	2,644.1	2,992.2
Non-current assets and disposal groups held for sale	291.1	337.2	2.0	1.1	2.4
Total current assets	3,745.5	3,626.8	2,822.9	3,634.6	4,979.5
Property and equipment	10,065.3	10,498.1	10,938.7	10,773.1	10,982.8
Other non-current assets	4,987.2	5,073.3	4,339.8	6,076.7	6,668.8
Total non-current assets	15,052.5	15,571.4	15,278.5	16,849.8	17,651.6
Total assets	18,798.0	19,198.2	18,101.4	20,484.4	22,631.1
Total current liabilities	5,842.7	6,222.2	5,641.0	5,829.7	6,509.1
Total non-current liabilities	8,688.0	8,790.7	9,522.9	10,151.0	10,795.6
Total liabilities	14,530.7	15,012.9	15,163.9	15,980.7	17,304.7
Issued capital	3,146.3	3,149.6	2,545.7	2,545.7	2,389.4
Net equity attributable to the parent company’s equity holders	4,176.1	4,096.7	2,856.5	4,401.9	5,238.8
Non-controlling interest	91.1	88.6	81.0	101.8	87.7
Total net equity	4,267.2	4,185.3	2,937.5	4,503.7	5,326.5

Shares Outstanding	606,407,693	606,407,693	545,547,819	545,547,819	535,243,229

(1)	For more information on the affiliates included in this consolidated information, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Coalition and Loyalty Program, Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, and other miscellaneous income. For more information, see Note 28 to our audited consolidated financial statements.

(*)Law No. 20,780 issued on September 29, 2014, introduced modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Comission for the Finance Market (the “CMF”) (previously, the Superintendency of Securities) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly on the Balance Sheet within “Retained earnings” instead of on the Income Statement as required by IAS 12. In order to comply with IAS 12, the financial statements in this document for the period ended December 31, 2014 are different from those presented to the CMF as the modifications introduced by Law No. 20,780 have been recognized within the income statement. For more information on the reconciliation of such differences see Note 18 to our audited consolidated financial statements.

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data:	2017	2016	2015	2014	2013
ASKs (million)	136,398.4	134,967.7	134,167.1	130,200.9	131,690.9
RPKs (million)	115,692.7	113,626.9	111,509.9	108,534.0	106,466.5
ATKs (million)	6,230.1	6,704.1	7,082.8	7,219.7	7,651.9
RTKs (million)	3,421.2	3,465.9	3,797.0	4,317.2	4,466.7

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (“Regulation to the Chilean Corporation Act”, and together with the Chilean Corporation Act, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated net income for the prior year, subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights” LATAM did not pay dividends in 2014, 2015 or 2016. On May 18, 2017, LATAM paid US$20,766,119 in dividends in respect of the year ended December 31, 2016. In addition, dividend reserves of US$46,591,193 were set aside for 2017, to be paid in 2018.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate two business days prior to the day we first make payment to shareholders. Payments of cash dividends to holders of ADSs, if any, are made in Chilean pesos to the custodian, who converts those Chilean pesos into U.S. dollars and delivers U.S. dollars to the depositary for distribution to holders of ADS. The amount of U.S. dollars distributed to holders of ADSs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted.

LATAM’s Dividend Payments

The table below sets forth the cash dividends per common share and per ADS paid by LATAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

2016	May 18, 2017	20,766,119	606.41	0.03424	0.03424

Chilean Peso Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end observed exchange rate for the purchase of U.S. dollars, expressed in Chilean pesos per U.S. dollar. The rates have not been restated in constant currency units. On April 3, 2018 the observed exchange rate was Ch$604.06 = US$1.00.

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per US$

2013	533.95	466.50	495.00	523.76
2014	621.41	524.61	570.01	607.38
2015	715.66	597.10	654.25	707.34
2016	730.31	645.22	676.83	667.29
2017	679.05	615.22	649.33	615.22
2017
October	640.52	619.68	629.55	636.49
November	642.41	629.21	633.77	642.41
December	655.74	615.22	636.92	615.22

2018

January	614.75	599.33	605.53	604.42
February	603.25	588.28	596.84	589.15
March	609.58	593.61	603.45	605.26

 Source: Central Bank of Chile

(1)	For each year, the average daily exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

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

Risk Factors Relating to our Company

LATAM does not control the voting shares or board of directors of TAM

Due to Brazilian law restrictions on foreign ownership of Brazilian airlines, LATAM does not control the voting shares or board of directors of TAM. As of February 28, 2018, the ownership structure of TAM is as follows:

•	Holdco I owns 100% of the TAM common shares previously outstanding;

•	the Amaro family (the “Amaro Group”) own approximately 51% of the outstanding Holdco I voting shares through TEP Chile S.A. (“TEP Chile”, a Chilean entity wholly owned by the TAM Controlling Shareholders) and LATAM owns the remainder of the voting shares;

•	LATAM owns 100% of the outstanding Holdco I non-voting shares, entitling it to substantially all of the economic rights in respect of the TAM common shares held by Holdco I as well as approximately 49% of the outstanding Holdco I voting shares; and

•	LATAM owns 100% of the TAM preferred shares previously outstanding.

As a result of this ownership structure:

•	The Amaro Group retains voting and board control of TAM and each subsidiary of TAM; and

•	LATAM is entitled to substantially all of the economic rights in TAM.

LATAM Airlines Group and TEP Chile and other parties have entered into shareholders’ agreements that establish agreements and restrictions relating to corporate governance with respect to TAM. Certain specified actions require supermajority approval, which in turn means they require the prior approval of both LATAM and TEP Chile. Examples of actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of affiliates of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s affiliates or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of security interests or entering into guarantees and agreements with related parties. For more information on the shareholders’ agreements, see “Item 7. Controlling Shareholders and Related Party Transactions—Shareholders’ Agreements”.

Our assets include a significant amount of goodwill.

Our assets included US$2,672.6 million of goodwill as of December 31, 2017. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. In 2017, mainly as a result of the depreciation of the Brazilian real against the U.S. dollar during 2017, the value of our goodwill decreased by 1.4% as compared with 2016. Any impairment could result in the recognition of a significant charge to earnings in our statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

A failure to successfully implement our strategy or a failure adjusting the strategy to the current economic situation would harm our business and the market value of our ADSs and common shares.

We have developed a strategic plan with the goal of becoming one of the most admired airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. Our strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk-resilient company. A tenet of our strategic plan is the adoption of a new travel model for domestic services (in the six countries where we have domestic operations) to address the changing dynamics of customers and the industry, and to increase our competitiveness. The new travel model is based on a continued reduction in air fares that makes air travel accessible to a wider audience, and in particular to those wish to fly more frequently. This model requires continued cost reduction efforts and increasing revenues from ancillary activities. In connection with these efforts, the Company is implementing a series of initiatives to reduce cost per ASK in all its domestic operations as well as developing new ancillary revenue initiatives.

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

We have integrated the separate frequent flyer programs of LAN and TAM so that passengers can use frequent flyer miles or points earned with either LAN or TAM interchangeably. During 2016, LAN and TAM announced their revamped frequent flyer programs, which have new names: LATAM Pass and LATAM Fidelidade, respectively. The change is part of the process of consolidating the airline group’s new brand identity (LATAM) and the evolution of the programs, which enhances existing benefits and introduces new benefits for program members. However, there is no guarantee that full integration of the two plans will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Moreover, during 2016, LATAM Pass and LATAM Fidelidade approved changes in their mileage earning policy which may impact the attractiveness of the programs to passengers. Until we effectively combine these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

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

Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Exchange Rates.”

We depend on strategic alliances or commercial relationships in many of the countries in which we operate, and our business may suffer if any of our strategic alliances or commercial relationships terminates.

We maintain a number of alliances and other commercial relationships in many of the jurisdictions in which LATAM and its affiliates operate. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be adversely affected.

Our business and results of operations may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits. Also, technical and operational problems with the airport infrastructure of cities in which we have a focus may have a material adverse effect on us.

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

We operate numerous international routes subject to bilateral agreements, as well as domestic flights within Chile, Peru, Brazil, Argentina, Ecuador and Colombia, subject to local route and airport access approvals. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Moreover, our operations and growth strategy are dependent on the facilities and infrastructure of key airports, including Santiago’s International Airport, São Paulo’s Guarulhos and Congonhas International Airports, Brasilia’s International Airport and Lima’s Jorge Chavez International Airport.

Santiago’s Comodoro Arturo Merino Benítez International Airport is currently facing an important expansion, which is expected to be completed by 2020. If the expansion is not carried out timely, this will likely reduce significantly our operations and adversely affect our ability to remain competitive.

One of the major operational risks we face on a daily basis at Lima’s Jorge Chavez International Airport is the limited number of parking positions. Additionally, the indoor infrastructure of the airport limits our ability to manage connections and launch new flights due to the lack of gates and increasing security and immigration controls. We expect that for the next few years, Lima’s airport’s capacity will remain as it is today, limiting our ability to grow and affecting our competitiveness in the country and in the region.

Brazilian airports, such as the Brasília, and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots and obtain additional slots, could materially adversely affect our operations.

A significant portion of our cargo revenue comes from relatively few product types and may be impacted by events affecting their production, trade or demand.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru and fresh flowers from Ecuador and Colombia. Events that adversely affect the production, trade or demand for these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Future trade protection measures by or against the countries for which we provide cargo services may have an impact in cargo traffic volumes and adversely affect our financial results. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 24.5% of our operating expenses in 2017. For additional information, see “Item 4. Information on the Company – B. Business Overview – Fuel Supplies”. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in the Middle East or other events could result in higher fuel prices or further reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015 and, to a lesser extent, in 2016. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Fuel Prices.”

We rely on maintaining a high aircraft utilization rate to increase our revenues and absorb our fixed costs, which makes us especially vulnerable to delays.

A key element of our strategy is to maintain a high daily aircraft utilization rate, which measures the number of hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and absorb the fixed costs associated with our fleet and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions, unanticipated maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. If an aircraft falls behind schedule, the resulting delays could cause a disruption in our operating performance and have a financial impact on our results.

We fly and depend upon Airbus and Boeing aircraft, and our business could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies become unavailable or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2017, LATAM Airlines Group has a fleet of 235 Airbus and 80 Boeing aircraft. Risks relating to Airbus and Boeing include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;
•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
•	the issuance by the Chilean or other aviation authorities of directives restricting or prohibiting the use of our Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;
•	adverse public perception of a manufacturer as a result of safety concerns, negative publicity or other problems, whether real or perceived, in the event of an accident; or
•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or for a third-party provider to deliver this aircraft.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business. For further information related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—F. Long term Indebtedness- Tabular Disclosure of Contractual Obligations.”

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

In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—F. Long term Indebtedness- Tabular Disclosure of Contractual Obligations.”

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

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our financial leases are denominated in U.S. dollars and bear interest at a floating rate. 36.9% of our outstanding consolidated debt as of December 31, 2017 bears interest at a floating rate after giving effect to interest rate hedging agreements. Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our revenues and our results of operations.

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of airlines’ insurance premiums or in significant decreases of insurance coverage, as occurred after the September 11, 2001 terrorist attacks. As a result, further increases in insurance costs or reductions in available insurance coverage could have an adverse impact on our financial results and results of operations and increases the risk that we experience uncovered losses.

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

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to any problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2017, LATAM Airlines’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney, MTU Maintenance, Rolls-Royce, and Pratt and Whitney Canada.

As of February 9, 2018, Airbus has been experiencing difficulties in the delivery of A320neo aircraft worldwide which we understand is stated to be due to problems with the aircraft’s Pratt & Whitney engines. We are currently expecting delivery of seven A320neo and 2 A321neo aircraft during 2018, and any delays in the delivery of theses could adversely affect our operations. In addition, we currently have four A320neo aircraft in our fleet, and problems associated with the lack of availability of these engines could potentially prevent these aircrafts from remaining operational.

We understand that Rolls Royce is experiencing problems with the availability of Rolls Royce Trent 1000 engines in connection with engine maintenance programs, affecting our Boeing 787 aircraft and potentially our A350 aircraft. Any prolonged problems, could adversely affect our operations.

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

A serious internal technology error, failure, or cybersecurity incident impacting systems hosted internally at our data centers or externally at third-party locations, or large-scale interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network with potential impact on our operations. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber attacks and other security issues. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, maintenance systems, check-in kiosks, in-flight entertainment systems and data centers.

In addition, as a part of our ordinary business operations, we collect and store sensitive data, including personal information of our passengers and employees and information of our business partners. The secure operation of the networks and systems on which this type of information is stored, processed and maintained is critical to our business operations and strategy. Unauthorized parties may attempt to gain access to our systems or information through fraud, deception, or cybersecurity incident. Hardware or software we develop or acquire may contain defects that could unexpectedly compromise information security. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business.

Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total operating expenses (21.4% in 2017) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

As of December 31, 2017, approximately 86% of our employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines. For further information regarding the unions representing our employees in each country in which we operate and with which we have established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—D. Employees – Labor Relations.”

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

A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the jurisdiction and the union. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, use financial and management resources, and potentially agree to terms that are less favorable to us than our existing agreements. Employees who are not currently members of unions may also form new unions that may seek further wage increases or benefits.

We may experience difficulty finding, training and retaining employees.

Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that we need to continue our current operations or replace departing employees. An increase in turnover or failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition, and results of operations.

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

Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices;

•	weak economic performance, including, but not limited to, a slowdown in the Brazilian economy and political instability low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

No assurance can be given that capacity reductions or other steps we may take in response to weakened demand will be adequate to offset any future reduction in our cargo and/or air travel demand in markets in which we operate. Sustained weak demand may adversely impact our revenues, results of operations or financial condition.

An adverse economic environment, whether global, regional or in a particular country, could result in a reduction in passenger traffic, as well as a reduction in our cargo business, and could also impact our ability to raise fares, which in turn would materially and negatively affect our financial condition and results of operations.

We are exposed to increases in landing fees and other airport service charges that could adversely affect our margin and competitive position. Also, it cannot be assured that in the future we will have access to adequate facilities and landing rights necessary to achieve our expansion plans

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges, including at Guarulhos International Airport in São Paulo, Jorge Chavez International Airport in Lima or Comodoro Arturo Merino Benitez International Airport in Santiago, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased substantially in recent years. We cannot assure you that the airports in which we operate will not increase or maintain high passenger taxes and service charges in the future. Any such increases could have an adverse effect on our financial condition and results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including slot restrictions during certain periods of the day and limits on aircraft noise levels. We cannot be certain that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on our operations. We cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

Our business is highly regulated and changes in the regulatory environment in the countries in which we operate may adversely affect our business and results of operations.

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

Our business, financial condition, results of operations and the price of preferred shares and ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level in the countries in which we operate, involving or affecting factors such as:

•	interest rates;

•	currency fluctuations;

•	monetary policies;

•	inflation;

•	liquidity of capital and lending markets;

•	tax and social security policies;

•	labor regulations;

•	energy and water shortages and rationing; and

•	other political, social and economic developments in or affecting Brazil, Chile, Peru, and the United States, among others.

For example, the Brazilian federal government has frequently intervened in the domestic economy and made drastic changes in policy and regulations to control inflation and affect other policies and regulations. This required the federal government to increase interest rates, change taxes and social security policies, implement price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our preferred shares and ADSs.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between the countries where we operate, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that such existing bilateral agreements will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. Any modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the inability for us to obtain favorable take-off and landing authorizations at certain high-density airports or the imposition of other sanctions could also have a negative impact on our business. We cannot be certain that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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

Substantial claims resulting from an accident or significant incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even if fully insured, could cause the negative public perception that our aircraft are less safe or reliable than those operated by other airlines, or by other flight operators, which could have a material adverse effect on our business, financial condition and results of operations.

Insurance premiums may also increase due to an accident or incident affecting one of our alliance partners or other airlines, or due to a perception of increased risk in the industry related to concerns about war or terrorist attacks.

High levels of competition in the airline industry, such as the presence of low-cost carriers in the domestic markets in which we operate, may adversely affect our level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company—B. Business Overview – Passenger Operations – International Passenger Operations” and “Item 4. Information of the Company—B. Business Overview – Passenger Operations - Business Model for Domestic Operations.”

Low-cost carriers have an important impact in the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from large to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, in the Chilean domestic market, Sky Airlines, our main competitor, has been migrating to a low-cost model since 2015, while in July 2017, JetSmart, a new low-cost airline, started operations. In the Peruvian domestic market, VivaAir Peru, a new low-cost airline, started operations in May 2017. In Colombia, low-cost competitor VivaColombia has been operating in the domestic market since May 2012. Low-cost competitor Flybondi began operations in the Argentinian domestic market during 2018, while Norwegian began international operations between London and Buenos Aires in 2018. A number of low-cost carriers have announced growth strategies including commitments to acquire significant numbers of aircraft for delivery in the next few years. The entry of the low-cost carriers local into markets in which we compete, including those described above, could have a material adverse effect on our operations and financial performance.

Our international strategic growth plans rely, in part, upon receipt of regulatory approvals of the countries in which we plan to expand our operations of certain Joint Business Agreements (JBAs). We may not be able to obtain those approvals, while other competitors might be approved. Accordingly, we might not be able to compete for the same routes as our competitors, which could diminish our market share and adversely impact our financial results. No assurances can be given as to any benefits, if any, that we may derive from such agreements.

Some of our competitors may receive external support, which could adversely impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance. For example, Aerolineas Argentinas has historically been government subsidized.

Moreover, as a result of the competitive environment, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Furthermore, consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the development of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

Our operations are subject to local, national and international environmental regulations; costs of compliance with applicable regulations, or the consequences of noncompliance, could adversely affect our results, our business or our reputation.

Our operations are affected by environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to our business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.

In 2016, the International Civil Aviation Organization (“ICAO”) adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework.

The proliferation of national regulations and taxes on CO2 emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Colombia, may also affect our costs of operations and our margins.

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

After the terrorist attacks in the United States on September 11, 2001, the Company made the decision to reduce its flights to the United States. In connection with the reduction in service, the Company reduced its workforce resulting in additional expenses due to severance payments to terminated employees during 2001. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

After the 2001 terrorist attacks, airlines have experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. In addition to measures imposed by the U.S. Department of Homeland Security and the TSA, IATA and certain foreign governments have also begun to institute additional security measures at foreign airports we serve.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed, reducing our profitability. In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations.

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our business. For further information, see “Item 8. Financial Information—Legal and Arbitration Proceedings.” and Note 31 of our audited consolidated financial statements included in this report.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, the United States and in the various countries we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of all jurisdictions where we operate. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

The Peruvian government has exercised, and may continue to exercise, significant influence over the Peruvian economy, which may have an adverse impact on our business, financial condition and results of operations.

In the past, Peru has experienced periods of severe economic recession, currency devaluation, high inflation, and political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future even though for some years now, several democratic procedures have been completed without any violence. We cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Instability and political unrest in Latin America may adversely affect our business.

We operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in this region. These risks may include unstable political or economic conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements. In Venezuela, for example, foreign companies may only repatriate cash through specific governmental programs, which may effectively preclude us from repatriating cash for periods of time.

Although conditions throughout Latin America vary from country to country, our customers’ reactions to developments in Latin America generally may result in a reduction in passenger traffic, which could materially and negatively affect our financial condition and results of operations

Risks Related to our Common Shares and ADSs

Our major shareholders may have interests that differ from those of our other shareholders.

One of our major shareholder groups, the Cueto Group (the “LATAM Controlling Shareholders”),which as of February 28, 2018, beneficially owned 27.91% of our common shares, is entitled to elect three of the nine members of our board of directors and is in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the Amaro Group, which as of February 28, 2018, held 2.58% of LATAM shares through TEP Chile, in addition to the indirect stake it has through the 21.88% interest it holds in Costa Verde Aeronáutica S.A., the main legal vehicle through which the Cueto Group holds LATAM shares, pursuant to which these two major shareholder groups have agreed to vote together to elect individuals to our board of directors in accordance with their direct and indirect shareholder interest in LATAM. Pursuant to a shareholders’ agreement, the LATAM Controlling Shareholders and the Amaro Group have also agreed to use their good faith efforts to reach an agreement and act jointly on all actions to be taken by our board of directors or shareholders meeting, and if unable to reach to such agreement, to follow the proposals made by our board of directors. Decisions by the Company that require supermajority votes under Chilean law are also subject to voting arrangements by the LATAM Controlling Shareholders and the Amaro Group. In addition, another major shareholder, Qatar Airways Investments (UK) Ltd., which as of February 28, 2018, held 10.03%1 of our common shares, is entitled to appoint one individual to our board of directors. The interests of our major shareholders may differ from those of our other shareholders. See “Item 7. Controlling Shareholders and Related Party Transactions—A. Major Shareholders.”

(1) Qatar owns 9.999999918% of total issued shares of LATAM.

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman. The members of the new board of Directors elected by the shareholders in 2017 designated Ignacio Cueto, to serve in this role.

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

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities market and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries. For further information, see “Item 16. Reserved—G. Corporate Governance.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

LATAM Airlines Group is a Chilean-based airline holding company formed through the combination of LAN of Chile and TAM of Brazil in 2012. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM continues to exist as a subsidiary of LATAM. The Company is primarily involved in the transportation of passengers and cargo and operates as one unified business enterprise. During 2016, we began the transition of LAN and TAM into a single brand: LATAM.

LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliates MasAir (in Mexico) and LANCO (in Colombia), as well as TAM S.A. and its affiliates TAM Linhas Aereas S.A (LATAM Airlines Brazil), TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay), LATAM Cargo and Multiplus. LATAM is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Valparaiso Stock Exchange, the Chilean Electronic Exchange and the New York Stock Exchange (“NYSE”).

LATAM’s history goes back to 1929, when the Chilean government founded LAN. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to the Scandinavian Airlines System. In 1994, LATAM’s current controlling shareholders, together with other major shareholders, acquired 98.7% of LAN’s stock, including the remaining shares then held by the Chilean government. In 1997, LAN became the first Latin American airline to list its shares (which trade in the form of ADSs) on the New York Stock Exchange.

Over the past decade, LATAM has significantly expanded its operations in Latin America, initiating services in Peru in 1999, Argentina in 2005, Ecuador in 2009, and Colombia in 2010 through the acquisition of Aerovias de Integracion Regional, Aires S.A. (“LAN Colombia”). The business combination of LAN and TAM in June 2012 further expanded the Company’s operations in Brazil, where TAM Linhas Aéreas S.A. (“TLA” or “LATAM Airlines Brazil”), the TAM operating entity, is a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. TAM was founded in May 1997 (under the name Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In September 2002, TAM’s name was changed to TAM S.A. and its shares were listed on the Brazilian Stock Exchange (“Bovespa”) in June 2005. From 2006 until the combination with LAN in 2012, TAM ADSs were also listed on the NYSE.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-8765. We have designated LATAM Airlines Group as our agent in the United States, located at 970 South Dixie Highway, Miami, Florida 33156. Our website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information contact Andrés del Valle, Senior Vice President of Corporate Finance and Investor Relations, at InvestorRelations@latam.com.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

LATAM Airlines Group is the largest passenger and cargo airline in South America. We are also one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 137 destinations in 24 countries and cargo services to approximately 144 destinations in 29 countries, with a fleet of 307 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has approximately 43,000 employees. For the year 2017, LATAM transported 67 million passengers. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Perú, Argentina, Colombia and Ecuador; we also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, Colombia and Mexico carry out cargo operations through the use of belly spaces on the passenger flights and dedicated cargo operations using freight aircraft. We also offer other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2017, we provided scheduled passenger service to 17 destinations in Chile, 18 destinations in Peru, five destinations in Ecuador, 15 destinations in Argentina, 14 destinations in Colombia, 41 destinations in Brazil, 11 destinations in other Latin American countries and the Caribbean, five destinations in North America, six destinations in Europe, four destinations in the South Pacific and one destination in Africa. In addition, as of December 31, 2017, through our various code-sharing and interline agreements, we offer service to 70 destinations in North America, 44 destinations in Europe, 17 destinations in Australasia, 13 destinations in Asia and four destinations in Africa.

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group’s position as the leading airline in South America by leveraging our unique position in the airline industry. LATAM Airlines Group is the only airline group in the region with a domestic presence in six markets, as well as intra-regional and long-haul operations. As a result, the Company has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, LATAM’s unique leadership position in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth, ensuring LATAM’s long term sustainability. We believe our most important competitive strengths are:

Leader in the South America Airlines Space, with a Unique Leadership Position among Global Airlines

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America, as well as the largest cargo operator in Latin America. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. We are also the largest operator of intra-regional routes, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and São Paulo—we are able to offer the best connectivity options between South America and the rest of the world. In addition, our cargo companies are the largest air cargo operators within, to and from Latin America, and particularly in Brazil.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

Our operations are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, reducing our break-even load factors and enhancing our per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2017, passenger, cargo and other revenues accounted for 83.6%, 11.0% and 5.4% of total revenues respectively.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is approximately eight years, making it one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel-efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, and also in noise levels.

We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate.

The Company’s current fleet plan envisage a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo, a re-engined A320 that the Company received for the first time in 2016, becoming the first airline in Latin America to fly this model. During 2017, LATAM incorporated two additional A320neos into its fleet.

For long-haul passenger flights, we operate the Boeing 767-300ER, the Boeing 787-8, the Boeing 787-9, the Boeing 777-300ER and the Airbus A350-900 which started operations in 2016. The Boeing 787 and Airbus A350 models allow us to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. In 2017, we incorporated two Boeing 787-9 into our fleet.

LATAM continues to take a flexible approach to its fleet plan in order to better align it to market conditions. During 2017, the Company received four aircraft, the lowest number in the history of LATAM, and subleased some aircraft to third parties to adjust to demand during the year.

Strong Brand Teamed with Key Global Strategic Alliances

In May 2016 our new brand, LATAM, was officially launched. We believe that our new brand is associated with superior service and technologically advanced operations, and is well recognized and respected in the markets in which we operate. In 2017, LATAM Airlines was named Best Airline to South America in the 14th annual Global Traveler GT Tested Reader Survey Awards, and South America’s Leading Airline in the World Travel Awards 2017, recognizing customers’ preference for LATAM’s brand over other South American Airlines.

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

In 2016 LATAM entered into two joint business agreements: an agreement with American Airlines and an agreement with British Airways and Iberia. These agreements further strengthen our relationship with other oneworld® partners. Both agreements will allow LATAM to expand its network to more than 420 destinations worldwide, operating routes from South America to the United States and Canada with American Airlines and routes from South America to Europe with British Airways and Iberia. Some approvals have already been granted during 2017. The administrative court of economic defense of the CADE (Administrative Council for Economic Defense) in Brazil and the Civil Aviation Authority in Colombia approved the agreements with American Airlines and British Airways and Iberia. During the review, the authorities evaluated the scope of the agreement in terms of free competition and the benefits that it will bring to passengers, including improved connectivity, expansion of the destination network and reduced prices. Both agreements were approved in Uruguay in 2016. The agreements remain subject to the sign off by the Executive branch in Brazil and to regulatory approval in Chile and in the United States (LATAM – American Airlines).

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

Recognized Loyalty Programs

Our frequent flyer programs, LATAM Fidelidade and LATAM Pass together represent the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. Customers in each program earn points or miles based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. In addition, in 2009 TAM launched its affiliate Multiplus, a coalition of loyalty programs, which allows members to accumulate points not just by flying with LATAM, but also by making purchases through credit cards or using services and products at partner establishments, and allows members to redeem points for LATAM Airlines flights and other products at partner establishments.

We believe these flexible programs are attractive to customers because they do not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass and LATAM Fidelidade members can also accrue and redeem points for flights on other oneworld® member airlines.

Business Strategy

Our mission is to connect people safely, with operational excellence and a personal touch, seeking to become one of the most admired airline groups in the world. In order to achieve our mission, the principal areas on which we plan to focus our efforts going forward are as follows:

Continually Strengthen Our Network

We intend to continue to strengthen our route network in South America, offering the best connectivity within the region at competitive prices and ensuring that we are the most convenient option for our passengers. We are the only airline group in the world with a local presence in six home markets and an international and intra-regional operation. This position is bolstered by our enhanced infrastructure in several of our key hubs, allowing us to further strengthen our network. We intend to leverage our position to create a leading portfolio of services and destinations, providing more options to our passengers and building a platform to support continued growth.

Enhance Brand Leadership and Customer Experience

We will always seek to be the preferred choice of passengers in South America. Our efforts are supported by a differentiated passenger experience and our leveraging of mobile digital technologies. We continue working on the implementation of our single, unified brand, culture, product and value proposition for our passengers. Additionally, we are focused on defining LATAM’s digital strategy, including applications to achieve ancillary revenues and improving the management of contingencies, so that we are able to provide information and solutions to our customers in a timely and transparent manner. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Improving Efficiency and Cost Competitiveness

We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. Cost savings include reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others, as well as the implementation of a customized service in domestic markets. We are currently working at an accelerated pace on cost initiatives in all these areas.

Organizational Strength

We aspire to be a group of passionate people, working in a simple and aligned manner, with inspiring leaders making agile decisions. This will allow us to deliver a distinctive value proposition to our customers and operate sustainably over the long term.

Proactive Risk Management

We strive to have a holistic and responsible view of risk in decision-making. We put special focus on risks that have high potential impact and low probability of occurrence, which could significantly affect LATAM’s strategic objectives.

Airline Operations and Route Network

The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(in US$ millions)
Total passenger revenues	8,494.5	7,877.7	8,410.6
Total cargo revenues	1,119.4	1,110.6	1,329.4
Total traffic revenues	9,613.9	8,988.3	9,740.0

	Year ended December 31,
	2017	2016	2015
	(in US$ millions)

Peru	626.3	627.2	681.3
Argentina	1,113.5	1,031.0	979.3
United States	900.4	933.1	1,025.5
Europe	676.3	714.4	723.1
Colombia	359.3	343.0	353.0
Brazil	3,436.4	2,974.2	3,464.3
Ecuador	190.3	198.2	238.5
Chile	1,527.2	1,512.6	1,575.5
Asia Pacific and rest of Latin America	784.3	654.6	699.5
Total Operating Revenues	9,613.9	8,988.3	9,740.0

Passenger Operations

General

As of December 31, 2017, our passenger operations were performed through airlines in Chile, Brazil, Peru, Argentina, Colombia and Ecuador, where we operate both domestic and international services. We collect and report operating data for our passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish speaking countries or “SSC” (including Chile, Peru, Argentina, Colombia, and Ecuador), and Domestic Brazil (wholly within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended and as at December 31
	2017	2016	2015

ASKs (million) (at period end)
International	76,366.1	73,541.9	69,615.9
SSC	23,821.0	23,847.1	22,072.8
Domestic Brazil	36,211.3	37,578.7	42,478.5
Total	136,398.4	134,967.7	134,167.1

RPKs (million)
International	66,344.2	63,392.6	59,003.4
SSC	19,407.9	19,293.7	17,858.4
Domestic Brazil	29,940.6	30,940.5	34,648.1
Total	115,692.7	113,626.9	111,509.9

Passengers (thousands)
International	16,057	15,107	14,156
SSC	22,775	22,829	21,540
Domestic Brazil	28,314	29,024	32,139
Total	67,146	66,960	67,835

	Year ended and as at December 31
	2017	2016	2015
Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢6.2	US¢5.8	US¢6.5
SSC(1)	US¢7.3	US¢6.9	US¢8.3
Domestic Brazil(1)	US¢6.6	US¢5.8	US¢5.9
Combined Passenger RASK(2)	US¢6.2	US¢5.8	US¢6.3

Passenger load factor (%)
International	86.9%	86.2%	84.8%
SSC	81.5%	80.9%	80.9%
Domestic Brazil	82.7%	82.3%	81.6%
Combined load factor	84.8%	84.2%	83.1%

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.

International Passenger Operations

Our international network combines the international operations of our Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian affiliates. We have operated international services out of Chile since 1946 and have greatly expanded our international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2017, we offer 27 international destinations in 18 countries, in addition to our domestic destinations and international flights and connections between our domestic destinations.

Our general strategy to expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives, and promoting tourism to and within South America. Sustained development of our international network is a crucial factor in our long-term strategy. The group provides long-haul services out of Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. The group also provides regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil.

During 2017, we received two Boeing 787-9 Dreamliners (we have orders for eight more), which will allow us to achieve important savings on fuel consumption, while incorporating modern technology, to deliver the best travel experience for our passengers and reduce our carbon footprint, as the Dreamliner produces up to 20% less CO2 than similar aircraft. We also took delivery of two Airbus A320neos, out of an order of 32 aircraft of this model, becoming the first airline in Latin America to fly this model.

During 2017, the group has continued to grow at Guarulhos Airport in Sao Paulo, Jorge Chavez Airport in Lima and Comodoro Arturo Merino Benítez Airport in Santiago, launching 11 new international routes (excluding new seasonal routes) during the year and announcing 11 new routes to be launched during 2018 (excluding new seasonal routes operated by LATAM Brazil and LATAM Chile), including additional destinations such as San José in Costa Rica, Boston in the U.S. and Rome in Europe.

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

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which we operate:

Country	LATAM passenger figures	LATAM’s Market Share
	% variation 2017-2016	2017	2016	% variation
Brazil(1)	+6.3%	74.9%	78.9%	-4.0 p.p.
Chile(2)	+10.3%	58.4%	61.3%	-2.9 p.p.
Argentina(3)	+9.5%	12.7%	11.7%	+1.0 p.p.
Peru(4)	+9.8%	44.8%	43.1%	+1.7 p.p
Colombia(5)	+8.7%	8.7%	8.0%	+0.7 p.p
Ecuador(3)	+14.0%	15.6%	18.4%	-2.8 p.p.

(1)	Source: ANAC Brazil’s website. Variation and market share considering RPK. Figures are considering only Brazilian airlines
(2)	Source: JAC Chile’s website. Variation and market share considering number of passengers carried.
(3)	Source: Diio.net. Variation and market share considering ASKs.
(4)	Source: Ministry of Transportation Peru’s website. Variation and market share considering number of passengers carried.
(5)	Source: DGAC Colombia’s website. Variation and market share considering RPK.

Competitors in international routes

The following table shows LATAM’s main competitors in each geographic market in which we operate:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Delta Air Lines, Azul Linhas Aereas and Avianca Brazil.

	Latin America	Copa, Gol, Avianca, Aerolineas Argentinas, Aeromexico, Azul Linhas Aereas and Avianca Brazil.

	Europe	TAP Portugal, Air France-KLM, Lufthansa, Alitalia, British Airways, Iberia and Air Europa.

	Africa	South African Airways, Royal Air Maroc, Ethiopian Airlines and TAAG Angola Airlines.

Chile	North America	American Airlines, United Airlines and Delta Air Lines.

	Latin America	Copa, Avianca, Sky Airline, JetSmart, Aeromexico, Gol and Aerolineas Argentinas..

	Europe	Air France-KLM, Iberia, Alitalia, British Airways and Air Europa.

	Pacific	Qantas Airways.

Argentina	North America	American Airlines, Aerolíneas Argentinas, Copa, United Airlines and Delta Air Lines.

	Latin America	Aerolineas Argentinas, Gol, Copa, Avianca and Aeromexico.

Peru	North America	American Airlines, United Airlines, Delta Air Lines, Avianca and JetBlue Airways.

	Latin America	Avianca, Copa, Aeromexico.

	Europe	Air France-KLM, Iberia, Air Europa and British Airways.

Colombia	North America	Avianca, American Airlines, United Airlines, JetBlue Airways. Spirit Airlines and Delta Air Lines.

	Latin America	Avianca, Copa, Aeromexico, ABC Aerolineas S.A. de C.V. and Aerolineas Argentinas.

Ecuador	North America	American Airlines, TAME Linea Aerea del Ecuador, Delta Air Lines, United Airlines and JetBlue Airways.

	Latin America	Avianca, Copa, Aeromexico, TAME Linea Aerea del Ecuador and Avior Airlines

	Europe	Air France-KLM, Iberia and Air Europa.

Source: Diio.net considering ASKs.

Domestic Passenger Operations

As of December 31, 2017, domestic passenger services within Chile, Brazil, Peru, Ecuador, Argentina and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador, LATAM Airlines Argentina and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In November 2016, the group announced an important project to revamp the business model of our domestic services offerings in the six domestic markets where the group operates in South America. The purpose of this change is to increase our competitiveness and ensure the long-term sustainability of our domestic business model. As of December 2017, LATAM implemented this new travel model in its domestic operations in Brazil, Chile, Colombia, Ecuador and Peru. This project seeks to increase our operational efficiency, allowing us to provide more competitive fares, and contributing to the development of tourism and the growth of air travel per capita in the region. The new domestic service model requires continuous cost reduction efforts, and we are implementing a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing us to expand our operations while controlling fixed costs.

Another key element of this business model is initiatives to increase our ancillary revenues, while allowing passengers to customize their journey. Customers on domestic flights now are able to access a simpler sales platform, which allows them to choose their fare depending on the type of journey they want, and to purchase additional services such as extra luggage, a variety of food and beverage options on board, preferred seating options and the flexibility to change tickets.

We continue to develop digital initiatives to empower passengers providing them an enhanced digital experience with end-to-end control of their reservation. LATAM customers will be able to buy, check-in and manage the after sale service in a simpler and faster manner through their smartphones.

The new domestic strategy was implemented by the affiliate airlines in five out of six countries during 2017.

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil	Chile	Argentina(6)	Peru	Colombia	Ecuador

Destinations	41	16	15	18	14	5

Passengers Transported (million) Change (YoY)	28.3 (2.4%)	7.7 (2.2%)	2.5 (2.5%)	6.7 1.8%	4.8 0.4%	1.0 4.6%

Market share	33%(1)	71%(2)	18%(3)	58%(4)	23%(5)	36%(3)

Main competitors	Gol, Azul, Avianca Brazil	Sky Airlines, JetSmart	Aerolíneas Argentinas, Andes	Peruvian Airlines, Avianca, LC Peru, Star Perú, Viva Air Peru	Avianca, Viva Colombia, Satena, Copa Airlines Colombia (“Wingo”)	Tame, Avianca

(1)	Source: ANAC Brazil’s website. Market share considers RPKs.
(2)	Source: JAC Chile’s website. Market share considers RPKs.
(3)	Source: Diio.net. Market share considers ASKs.
(4)	Source: Ministry of Transportation Peru’s website. Market share considers number of passengers carried as of December 2017.
(5)	Source: DGAC Colombia’s website. Market share considers RPKs
(6)	Business model not yet implemented

Passenger Alliances and Commercial Agreements

LATAM is currently a member of the global marketing alliance oneworld, which includes American Airlines, British Airways, Cathay Pacific Airways, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar Airways, Royal Jordanian, Sri Lankan and S7 Airlines. In the aggregate, oneworld® members serve more than 1,000 destinations in 150 countries, operating approximately 13,000 daily departures.

LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including American Airlines, Iberia, Quantas, British Airways, Lufthansa, Swiss, Interjet, All Nippon Airways, Cathay Pacific, Japan Airlines and Jetstar Airways, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Moreover, on January 14, 2016, we entered into two joint business agreements: an agreement with American Airlines and an agreement with British Airways and Iberia. These agreements further strengthen our relationship with these oneworld® partners. The agreements remain subject to regulatory approval in different countries. Both agreements have been approved in Uruguay on 2016. During 2017, joint business agreement with American Airlines was approved without mitigation measures by the competition authorities of Colombia and Brazil in May and September, respectively. The agreement with airlines of the IAG group (Iberia and British Airways) was authorized by the antitrust authorities of Brazil and Colombia in March and July, respectively. In Chile, the agreements are in a consultation process with TDLC (“Tribunal de la Libre Competencia”). Finally, the Department of Transportation of the United States (US - DOT) requires the ratification by Brazil of open skies with the United States to review the JBA with American Airlines notified in May 2016. In this regard, in December 2017 and in March 2018, the Chamber of Deputies and the Senate of Brazil, respectively, approved the ratification of the open skies agreement between both countries, which remains subject to approval by the Executive branch.

Passenger Marketing and Sales

Our long-haul marketing strategy emphasizes attributes valued by our international customers: reliable, high-quality service centered on comfort and entertainment for long-haul travel. We also highlight our extensive network, which covers the most important destinations in South America and the Caribbean and provides frequent service to major overseas gateways such as New York, Los Angeles, Miami, Orlando, London, Madrid, Paris, Frankfurt, Milan, Barcelona, Johannesburg and Sydney. In a continuing effort to strengthen our network, during 2017 we launched a new direct route between Santiago and Melbourne (our longest flight).

Our short-haul operations are designed to fit our customers’ needs: punctuality, reliability, frequency, modern aircraft and efficient operations. To deliver this value proposition, we have been increasing our fleet and frequencies with more point-to-point flights, and streamlined processes including Internet sales, web and mobile check-in and airport self-check-in and self-bag-tag. We also launched Mercado LATAM, a new buy on board service for food and beverages in our domestic flights in Brazil, Chile, Peru, Colombia and Ecuador.

We strive to deliver on our promise to our customers. Therefore, we constantly monitor customer satisfaction with in-flight surveys and research, and measure our performance against the highest standards. This commitment to excellence is reflected in the numerous prizes and recognitions earned by the Company. For the fourth consecutive year, LATAM Airlines was named the ‘Best Airline to South America’ at the Global Traveler GT Tested Reader Survey Awards. LATAM was also recognized as ‘South America’s Leading Airline’ in the World Travel Awards 2017 for the second year in a row.

Branding

Our brand, “LATAM”, was officially launched in May 2016. The new brand brings together all the passenger and cargo airline operations of the LATAM Airlines Group carriers. We seek to continue the legacy of leadership started decades ago by LAN, TAM and their respective affiliate carriers.

We are committed to the future of South America and to connecting it to the world. Our new brand allows us to offer a better, more consistent service throughout our network, which in turn strengthens our position in the region.

Using a single brand enables LATAM’s customers to better understand the common service and operating standards among its airlines. LATAM’s unified image has improved its visibility, thereby increasing the efficiency of its marketing efforts.

Since the launch of our new brand, we have made significant progress on its implementation, making our brand visible to our passengers. The new brand has been adopted at most of our airports, and we now offer a new single website for all of our different points of sale. The LATAM brand has also been applied to 63 aircraft. We also launched new uniforms for our crew, adopting the Company’s colors of indigo and coral while providing elegance and comfort for our crew.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 55% of total passengers in 2017 (including award passenger). These direct channels support sales and service, both before and after the flight.

The e-Business channel is an integral part of our commercial, marketing and service efforts, and during 2017 our Internet-related sales increased by 8.5% compared to 2016. The Company will continue to improve its e-Business platforms to support expected future growth and simplify our customer’s purchasing experience.

Our digital strategy includes mobile applications that provide trip information to our passengers. These applications improve management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and serve as a new direct sales channel.

Our city ticket offices include additional services in order to complement the experience of our customers. Our contact centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian).

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for a 45% of total passengers in 2017.

Frequent Flyer Programs

Our frequent flyer programs are a key element of our marketing and loyalty strategy. These programs reward customer loyalty, and, as a result, generate incremental revenue and customer retention.

In 2016, we announced our revamped frequent flyer programs named LATAM Pass and LATAM Fidelidade. This change is part of the process of consolidating our new brand identity (LATAM) and the evolution of the programs, which enhances existing benefits and introduces new benefits for program members.

During 2017 LATAM Pass and LATAM Fidelidade improved the way members earn points and kilometers from the prior system (based on the distance flown) to a new method based on the price paid for the ticket. In addition, during 2017, LATAM Pass announced the change of the currency of the program from kilometers to miles, effective January 3, 2018, in line with industry standards

As of December 31, 2017, LATAM Pass and LATAM Fidelidade had 29.7 million members, which represents an increase of 13.7% compared to 2016. Members of LATAM’s loyalty programs receive benefits and increased points for ticket purchases in accordance with their elite level status, as well as by purchasing the services of other partners in the LATAM Pass and LATAM Fidelidade programs. Customers of the program can redeem miles or points for free tickets as well as for other products. LATAM Pass and LATAM Fidelidade members are classified in four elite levels: Gold, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including mile earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in.

Multiplus

In 2009, TAM launched Multiplus, a company designed to create a broader network in which LATAM Airlines Brazil’s customers can earn points through the LATAM Fidelidade program. Multiplus is a coalition of loyalty programs that permits the accrual of points that can be redeemed for products and services offered by many different partner companies, in addition to LATAM Airlines. We believe this expanded network acts as a sales channel for LATAM Airlines, helping to capture and retain customers and increase sales. Multiplus is attractive to our frequent flyers because it allows them to accrue loyalty points in other ways besides flying, including, day-to-day purchases such as: credit card points, gas station, sporting goods, toys, insurance and the purchase of mobile and fixed-line telephone services.

In 2017, non-air redemption reached 18% of the total points. At the end of 2017, Multiplus had more than 300 partners and approximately 19.6 million participants that can accrue Multiplus points directly (through LATAM Fidelidade, co-branded cards, apps, retail partners, etc.) and indirectly (by transferring points from a partner program).

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

On January 24, 2017, Multiplus S.A. and Banco Itaucard S/A (“Itaucard”) launched their first co-branded credit card, a result of the partnership announced in July 2016 by both companies. The new Multiplus Itaucard card comes to the market with the best point accumulation per dollar spent by means of conversion and differentiated bonuses. Carrying the MasterCard banner, the card is available in the International, Gold, Platinum and Black versions.

On February 14, 2017, aiming to increase the value created to Multiplus and LATAM shareholders, and to improve the alignment of interests between Multiplus and TLA, we announced the annual revision of the cost per seat (transfer price) and the approval of the point redemption tables pursuant to the Operating Agreement. The revision was a result of a detailed evaluation, considering the weighted average for each market, region of origin/flight destination, fare class, demand, distance and season, generating approximately 11,000 different combinations. We do not believe that the revision will result in any increase to the Company's unit cost.

On February 24, 2017, Multiplus S.A. and Banco Citibank S/A (“Citi”) enhanced their partnership by offering holders of Citi credit cards the ability to accumulate points directly within the loyalty network. Citi and Multiplus previously shared a benefits program available on Diners card, the points from which can be transferred to Multiplus.

In 2017, Multiplus S.A. and Telefônica Brasil S.A - Vivo (“Vivo Valoriza”) launched a partnership with the aim of bringing together two leaders in their respective segments, in a quest to offer the best benefits to their Multiplus members and Vivo Valoriza’s customers, including credit for the use of fixed-line telephones, broadband and TV services.

On August, 28, 2017 Multiplus S.A. announced unrestricted access to flights of the LATAM Group, LATAM Airlines Brasil, LATAM Airlines Chile and other airlines that will be joining the Group in the future, thus increasing ticket redemption options for airline tickets by members of the Company's coalition network, with particular emphasis on destinations such as: Sydney, Melbourne, Miami, New York, Los Angeles, Barcelona, Madrid, Lima, Cusco, Cartagena, Buenos Aires, Bariloche, and Easter Island. Multiplus will also have the right to operate exclusively as a coalition in the following regions: Brazil, Paraguay, Mexico, the United States and all European countries, while LATAM will have the right to exploit the business of the coalition exclusively in Central and South America (except for Mexico, Paraguay and Brazil). These changes will be implemented during 2018.

The remaining provisions established in the original Operating Agreement, including, without limitation, those relating to reciprocal exclusivity, term of effectiveness and situations for termination with or without cause, remain, in their essence, unchanged.

One of Multiplus’ advantages is the expansion of the airline network available for point redemption by passengers. In October, Multiplus also introduced a new version of our hotel reservation platform in partnership with Hotéis.com, expanding the portfolio to more than 300,000 hotels and hostels around the world and offering the option of paying in up to 12 installments, including facilitating payment prior to trip, upon arrival at the travel destination, or at the time of check-out. Members can also accrue points on purchases.

All of the gains and achievements mentioned above serve to demonstrate Multiplus’ focus and investment in delivering the best experience to our more than 19.6 million members, in order to be the best loyalty network.

Cargo Operations

The Cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The cargo business generally operates on the same route network used by the passenger airline business. It includes approximately 144 destinations; of which around 137 are served by passenger and/or freighter aircraft and 7 are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	2017	2016	2015

ATKs (millions)	6,230.3	6,704.1	7,082.8
RTKs (millions)	3,421.3	3,465.9	3,797.0
Weight of cargo carried (thousands of tons)	895.9	944.3	1,008.7
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	32.7	32.0	35.0
Total cargo load factor (%)	54.9%	51.7%	53.6%

We derive our revenues from the transport of cargo through our dedicated freighter fleet and in the bellies of our passenger aircraft.

1) Bellies of our passenger aircraft. We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy to increase our competitiveness by enhancing our belly offering.

2) Dedicated freighter fleet. As of December 31, 2017, our dedicated freighter fleet under operation consisted of nine Boeing 767-300 freighters, each with a capacity for 58 structural tons of freight each. In 2017 we continued our freighter fleet optimization efforts, subleasing part of our Boeing 767-300F and Boeing 777-200F aircraft to a third party. As of December 31, 2017, one Boeing 767-300F and one Boeing 777-200F were subleased to a third party. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into our passenger routes, and second, to provide our customers flexibility in scheduling and destinations. With these two objectives in mind, we are complementing and enhancing our network. In Latin America, the principal origins of our cargo are Chile, Colombia, Peru, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. This demand is mainly concentrated on a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia.

For the southbound flights, Brazil is the main import market. Southbound demand is mainly concentrated on a small number of product categories including high-tech equipment, electronics, auto parts and pharmaceuticals.

The largest domestic cargo operations are in Brazil, where ABSA remains the market leader there, carrying cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export-oriented companies and individual consumers.

The United States accounts for the majority of cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods transported by air to Latin American countries. We have thus headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also transport cargo to and from eight destinations in Europe: London, Madrid, Milan, Paris, Barcelona, Frankfurt, Amsterdam and Basel. The first six are served via passenger aircraft, and we serve Amsterdam, Frankfurt and Basel through freighter operations.

During 2017, cargo traffic decreased 1.3%, mainly due to a reduction in cargo capacity of 7.1% as a result of capacity adjustments in the passenger network during 2016, primarily in the routes between Brazil to the United States, and a reduction in the capacity of the dedicated freighter operations during 2017. As a result, cargo load factors increased by 3.2%, reaching 54.9%. Cargo yields improved 2.1% during 2017, mainly due to an improvement in imports from North America and Europe to Brazil driven by major imports of electronics and spare parts, as a result of more stable market conditions in the country as well as the appreciation of the Brazilian Real.

The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. Despite this, we have been able to maintain solid market shares through efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Centurion, Avianca Cargo, Atlas Air and American Airlines. On the Latin America-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Martinair and Emirates Airlines.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2017, the Group operated a fleet of 307 aircraft, comprised of 298 passenger aircraft and nine cargo aircraft. Along with that, we subleased nine aircraft, comprised of seven passenger aircraft and two cargo aircraft to third parties (one of them not included in the table below as it was reclassified from property plant and equipment to held for sale).

	Number of aircraft
	Total	Owned(1)	Operating Lease	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(2)
Airbus A320-Family Aircraft
Airbus A319-100	46	37	9	4.6	10,1
Airbus A320-200 (3)	131	93	38	3.1	9.4
Airbus A321-200	47	30	17	8.3	3.7
Airbus A320-200neo	4	1	3	10.8	0.7
Airbus A350-Family Aircraft
Airbus A350-900 (4)	7	5	2	10.8	1.5
Boeing Aircraft
Boeing 767-300ER	36	34	2	2.8	9.2
Boeing 787-8	10	6	4	8.2	4.1
Boeing 787-9	14	4	10	10.1	2.0
Boeing 777-300ER	10	4	6	6.9	6.7

Total passenger aircraft	305	214	91	5.9	7.7
Cargo aircraft
Boeing 767-300 Freighter (5)	10	8	2	2.0	14.4
Boeing 777-200 Freighter (6)	0	0	0	0	0
Total cargo aircraft	10	8	2	2.0	14.4
Total fleet	315	222	93	5.8	7.9

(1)	Aircraft included within property, plant and equipment.
(2)	All passenger aircraft bellies are available for cargo.
(3)	Five aircraft A320-200 leased to a third part. Does not include one A320-200 that was reclassified from property, plant and equipment to held for sale
(4)	Two aircraft A350-900 leased to a third part.
(5)	One aircraft B767-300F leased to a third part.
(6)	Does not include two B777-200F (one currently lease to a third party), that were reclassified from property, plant and equipment to held for sale.

The airline group operates various different aircraft types that are best suited for our different services, which include short-haul domestic and continental trips as well as long-haul transcontinental flights. We have selected our aircraft based on their ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and continental flights, the group operates Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to operating leases or has been acquired directly from Airbus pursuant to various purchase agreements since 1999. In 2017, we redelivered 17 A319 and A320 aircraft under operating leases, and received two A320neo aircraft.

For long-haul passenger we operate the Boeing 767-300ER, the Boeing 787-8 and 787-9, the Boeing 777-300ER and the Airbus A350-900 aircraft.

For cargo flights, we operate the Boeing 767-300F aircraft.

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

35

	2017	2016	2015

Passenger aircraft
Boeing 767-300ER	9.4	10.0	11.3
Boeing 787-8/9	11.2	11.0	11.7
Airbus A320-Family	9.2	8.9	9.5
Boeing 777-300ER	11.6	11.7	12.2
Airbus A330-200	-	4.4	6.2
Airbus A350-900	9.1	8.5	0.8
Total passenger aircraft	9.5	9.0	9.7

Cargo aircraft
Boeing 767-300 Freighter	11.5	12.0	10.9
Boeing 777-200 Freighter	12.6	13.6	13.0
Total cargo aircraft	11.7	12.5	11.5

Total passenger and cargo	9.6	9.1	9.8

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure operating leases. As of December 31, 2017, LATAM had 315 aircraft, of which eight were subleased to third parties resulting in 307 aircraft in operation. Of the aircraft in operation, 155 are operated by LATAM Airlines and 143 aircraft are operated by LATAM Airlines Brazil and 9 are operated by LATAM Airlines Cargo.

As of December 31, 2017, LATAM’s operating fleet was comprised of 174 financial leases, 12 tax leases, 83 operating leases, 10 aircraft as loan guarantees and 28 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 40 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 81 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s operating lease maturities initially range from three to 12 years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. 63.3% of our aircraft debt has a fixed interest rate and the balance has a floating rate based on USD LIBOR.

In order to reduce LATAM Airlines Brazil’s balance sheet FX exposure to the Brazilian real, as part of the integration plan following the combination with TAM, we have sought to transfer the majority of the LATAM Airlines Brazil aircraft under financial leases to the LATAM level. As of December 31, 2017, we have transferred 51 aircraft to LATAM. This program has helped reduce the exposure to approximately US$0.8 billion equivalent. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

Maintenance

LATAM Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our entire fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers. More than 4,000 LATAM Maintenance professionals ensure our fleet operates safely and in compliance with all local and international regulations. We strive to provide the best experience to our passengers through the highest standards of safety, on-time performance and cabin image and functionality.

Our heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of up ten heavy maintenance production lines, including painting capabilities, and more than 30 component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

LATAM Line Maintenance

The Line Maintenance Network serves over 150 locations and carried out over 2.2 million man hours of preventive and corrective maintenance tasks on the LATAM fleet during 2017. We also rely on certified third party services in a few destinations where it is economically convenient, such as in Frankfurt, (where we are served by Lufthansa Technik), Milan (served by Air France-KLM), and Johannesburg (served by South African Airways).

LATAM Maintenance continues to innovate through LEAN methodology, to achieve increased productivity and higher levels of reliability. In the past years, we implemented our mobile strategy, offering sustainable and scalable planning, productive and operational processes. We have deployed more than 700 tablets in order to:

1)	Provide fast and simplified access to technical documents through a native app called Content Management System (CMS Mobile);

2)	Provide access to our Maintenance System called Maintenix and in-house coordination apps;

3)	Improve our internal communication through message and video call apps; and

4)	Allow use of in-house developments systems like MaintCraft (allocates man hours resources and Gantt charts to each specific maintenance tasks) and MaintControl (manages the execution of the planned tasks of MaintCraft through a friendly interface, showing all the tasks that each technician has to perform throughout the shift). MaintControl also serves as a platform where the maintenance leaders can monitor their team’s progress and solve problems that arise

MaintCraft and MaintControl are currently being developed in a partnership with a world class leader in maintenance software development, IFS MXI. Through this joint venture, IFS MXI is releasing, to other airlines and operators, all these applications using a SAAS strategy

LATAM Line Maintenance Network has hangar facilities in Santiago, São Carlos, São Paulo (CGH), Lima, Miami, Buenos Aires (AEP) and Brasilia, among others. These multiple locations improve the flexibility of the Network by allowing the execution of tasks that previously might be restricted because of adverse weather conditions and environmental authority restrictions.

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

In addition, to ensure the most qualified personnel as needed for safe, accurate and on-time Line Maintenance, we seek to improve our technicians’ skills through extensive training programs at our LATAM Technical Training Center in Chile and Brasil, and through specific training programs designed and conducted by our partnerships.

LATAM MRO

Our two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provide 78% of all heavy maintenance services that LATAM demands. The services not executed internally are contracted to our extensive network of MRO partners around the globe. Both MRO facilities are FAA Part-145 certified repair stations. We occasionally perform certain heavy maintenance and component services for other airlines or OEMs. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries.

In MRO São Carlos (LATAM Airlines Brazil MRO), we are prepared to service up to eight aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 22 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”) , among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family (A318, A319, A320 and A321), Airbus A330, Boeing 767, ATR-42/72 and the Embraer E-Jet 170/190 families. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for Heavy Maintenance for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing 767. MRO Santiago has 10 shops prepared to support hangar activities such as cabin shops, galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including the installation of IFE (in-flight entertainment) equipment and blended winglets in the Boeing 767 fleet.

During 2017, LATAM MRO effectively executed 1.2 million man-hours in more than 340 services, including C checks (107) and Special Checks (233) for the LATAM fleet, maintaining our 2016 labor production. Our shops delivered more than 55,000 components and performed 18 landing gear overhauls.

LATAM Safety and Security

Our most important priority is the safety and security of our passengers and employees. We have been working to standardize our operational indicators regarding safety, audits and emergency response throughout our operations.

The divisions that currently support these functions are Safety Management, Emergency Response Management, and Security Management. These divisions function on the basis of uniform policies and procedures issued from the Corporate Safety and Security Vice presidency located in Santiago, Chile, and are represented in each affiliated company.

Organization of the LATAM Safety and Security Vice presidency

Safety Management Corporate

We give the highest priority to providing safe and reliable air service. Our Safety Management is under a single organization (Corporate) that is responsible for the definition of processes and procedures for LATAM Safety Management and for the oversight of the affiliates that apply and implement those processes and procedures.

All LATAM affiliates have safety management system (“SMS”) documentation that provides clear definitions of the functions and responsibilities regarding operational safety for all persons involved, from the top to the bottom of the operational structure in the airline.

All systems are IOSA certified and have an executive who is responsible for each system implementation and for setting standardized procedures for measuring the quality and safety of services provided by companies or professional contractors that affect the operational safety of LATAM.

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

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. In 2016, mainly due to the significant drop in the international price of crude oil, LATAM saw a drop in its jet fuel costs, while in 2017, crude oil prices increased resulting in higher fuel costs for LATAM. In 2017, total fuel costs represented 24.5% of our total operating expenses. Our average into-wing price for 2017 (fuel price plus taxes and transportation costs, including hedge) was US$2.00 per gallon, representing an increase of 17.5% from the 2016 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) during the last three years.

	Year ended December 31, (1)
	2017	2016	2015
Fuel consumption (thousands of gallons)	1,156,062.3	1,185,508.8	1,221,096.9
ASK (millions)	136,398.4	134,967.7	134,167.1
Fuel gallons consumed per 1,000 ASK	8.48	8,78	9,10
Total fuel costs (US$ thousands)	2,318,816	2,056,643	2,651,067
Cost per gallon (US$)	2.00	1.70	2.19
Total fuel costs as a percentage of total operating expenses	24.5%	23.0%	27.6%

(1)	See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2017 compared to year ended December 31, 2016.” Total fuel costs (US$ thousands) include Hedging gains/losses.

In our fuel supply agreements, we manage different price structures and price update calculations. The main price structure is Jet Fuel plus fixed fees and taxes, and the main fuel price updates are in a weekly, bi-weekly and monthly basis. Brazil, being our biggest market, bases its price in a refinery posting updated every month, and reported in Brazilian real per liter, plus fees and taxes.

Our fuel supply agreements vary by airport and are distributed among 30 suppliers. The fuel consumption volume is mainly concentrated in Brazil (39%), Chile (16%), the United States (11%) and Peru (12%). During 2017, we re-negotiated our fuel supply contracts in Chile, Peru, Colombia, major European, and certain Australian airports.

In Chile and Peru, we use a fuel import model in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different supplying methods.

As part of a comprehensive energy efficiency initiative, LATAM Airlines Group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:

•	Investments in more modern and efficient aircraft, such as the Boeing 787, the Airbus A350 and the Airbus A320neo.

•	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services).

•	Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing), as well as for minimizing the use of the auxiliary power unit when aircraft is on the ground.

•	Monitoring maintenance and performance of the fleet including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.

•	Improvements of the flight plan, management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans.

As a direct result of this program, LATAM Airlines Group has been recognized since 2014 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency. The magnitude of this program has allowed the Company to reduce their operational costs along with the improvement of its environmental performance, and to enhance environmental awareness both within the Company and externally.

Ground Facilities and Services

Our main operations are based at the Guarulhos Airport in São Paulo, Brazil. We also operate significant ground facilities and services at LATAM Airlines Brazil’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2013, LATAM Airlines Brazil inaugurated two new facilities for ground handling equipment maintenance and repair (at São Paulo’s Guarulhos Airport with 17,416 m² and at Rio de Janeiro’s Galeão Airport with 4,109 m²).

We also have significant operations at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities pursuant to concessions granted by the DGAC and other outsourced concessions. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile and Argentina (Aeroparque) and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.

We incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In recent years, LATAM has been developing different initiatives to increase its ancillary revenues generated by its airline operations. The implementation of these initiatives aims to offer a better on-board experience, while allowing passengers to customize their journey. LATAM’s customers are able to purchase for additional services such as extra luggage, preferred seating options and the flexibility to change tickets on the same day of their flight, among others.

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, duty-free in-flight sales, maintenance services for third parties, handling, storage and customs services, handling and activities and revenues of Multiplus and the sale of certain LATAM Pass miles to third parties. In 2017, LATAM generated other revenues of US$549.9 million from these activities.

Insurance

We maintain aviation insurance policies as required by law, relevant regulations and aircraft financing and leasing agreements for aircraft that LATAM and its affiliates own, operate or are responsible for. These policies provides all risk coverage for aircraft hulls (including war risks and spares) and third-party legal liability for passengers, cargo, baggage and injuries to third parties. These policies are in force through April 1, 2019 and are renewed annually in concert with IAG Group (British Airways, Iberia and their affiliates and franchises), which allows us to obtain better premiums and improved coverage at the best level of the aviation industry.

We also maintain insurance to cover the risk of theft, fire, flood, electrical damage and similar events for equipment and buildings we own or we are responsible for. Similarly, we maintain vehicle insurance against the risk of robbery, theft, fire and civil liability against third parties for all vehicles we own or we are responsible for.

Information Technology

Passenger Service Systems

As part of our agenda of transformation of the customer experience at LATAM, we have redefined our travel experience model and will continue to redesign our passenger service systems with the aim of providing a unified experience to our customers. Since the 2012 combination of LAN and TAM, a series of projects have been implemented to communicate the union of the companies to our customers. Intense efforts have been made to standardize processes such as passenger recognition, attention at contact centers, sales offices and airports, in-flight services, e-commerce, loyalty programs and IT backbone such as communications and data centers. However, many of these efforts are in progress as we finalize the integration of LAN’s and TAM’s processes and systems.

In 2014, we redefined our travel experience model based on the needs of our target customer, reinforcing six key elements: transparency of information, early solutions, passenger choice, digital simplicity, end-to-end rapidity and care for our customer. In order to implement this model, during 2017 we continued our work of previous years, adopting several measures to unify our processes and systems:

•	We incorporated innovative products with functional features into our mobile platform for passenger service crews. Our new self-service platform allows the cabin crew to be connected and updated with all relevant human resources and flight information.

•	Airports: we implemented a unique solution for self service in kiosks, with self-service bag tag functionality.

•	Contingency: we continue improving our mobile platform for agents to manage contingency processes, adding features to manage basic services to our passengers in contingencies and compensation in case of disruption. We also implemented a passenger notification tool to manage both commercial and operational schedule changes.

•	Contact Center: we developed new front-ends to simplify the interaction of our agents with passengers, with more intelligent recognition and more functionality to provide faster, more uniform and personalized attention. We implemented a world class solution to manage all customer service cases in a unified manner, solving problems faster and with fewer interactions. We also implemented an automatic tool to automate the calculation of refunds and reduced the time required to process refunds.

•	Loyalty and customers: we continued to unify our systems to support our loyalty program with a world-class solution. We continued the implementation of a campaign management tool to centralize and control all the interactions with marketing campaigns with our customers.

•	Digital Channels: We continue increasing the functionality available to digital channels.

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

During 2018, we expect to continue developing solutions aimed at improving our customers’ experience.

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

Disaster Recovery Plan

As of December 2017, LATAM has two data centers in Chile and one in Brazil. Design and configuration of two data centers and a Disaster Recovery Plan for LATAM was completed in 2015 and implementation was done during 2016. LATAM performs testings of critical systems every year.

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

In Argentina, Brazil, Colombia, Ecuador, Peru and the United States, aircraft must comply with certain noise restrictions. We believe our aircraft substantially comply with all such restrictions. Chilean authorities are planning to pass noise-related regulation governing aircraft that fly to and within Chile, observing a standard known as “Stage 3 requirements”. Our fleet already complies with such standards, so we do not believe that enactment of the proposed standards would impose a material burden on us.

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

In the United States, the Aviation and Transportation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$5.60 per segment passenger security fee, subject to a US$11.20 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated, and the TSA has implemented, numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Route Rights

Domestic Routes. Chilean airlines are not required to obtain permits in order to carry passengers or cargo on any domestic routes, but must comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening of the Chilean domestic skies. This was confirmed on November 2013, and has been in force since that date.

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

Argentina is a contracting state and a permanent member of the ICAO. In the absence of applicable Argentinean regulation concerning safety or maintenance, the ANAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all such relevant technical standards.

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

Airfare Pricing Policy. Since July 2007, as stated in resolution 3299 of the Aeronautical Civil entity, bottom level airfares for both international and domestic transportation were eliminated. Under resolution 904 issued in February 2012, the Aeronautical Civil authority ceased to impose the obligation of charging a fuel surcharge for both domestic and international transportation of passengers and cargo. As of April 1, 2012, air carriers may now freely decide whether or not to charge a fuel surcharge. In the case that a fuel surcharge is charged, it must be part of the fare, but shall be informed separately on the tickets, advertising or other methods of marketing used by the company.

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

Since October 1997, LATAM and LATAM Chile follow a self-regulatory plan, which was modified and approved by the Tribunal de la Libre Competencia (the Antitrust Court) in July 2005, and further in September 2011. In February 2010, the Fiscalía Nacional Economica (the National Economic Prosecutor’s Office) finalized the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

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

Brazil

The Brazilian Council for Economic Defense – CADE approved the LAN/TAM merger by unanimous decision during the hearing session of December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was part (Star Alliance or oneworld); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago, Chile. These impositions are in line with the mitigation measures adopted by the TDLC in Chile.

C. ORGANIZATIONAL STRUCTURE

The LATAM Group is composed of eight main airlines: LATAM Airlines Group S.A., incorporated in Chile; Transporte Aéreo S.A. (“LATAM Airlines Chile”), a Chilean subsidiary; LAN Peru S.A. (“LATAM Airlines Peru”), a Peruvian subsidiary, Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LATAM Airlines Ecuador”), and Ecuadorian subsidiary, LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración Regional, Aires S.A. (“LATAM Airlines Colombia”), a Colombian subsidiary; TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”) incorporated in Brazil; and Transportes Aéreos del Mercosur S.A. (“LATAM Airlines Paraguay”), a Paraguayan subsidiary.

As of February 28, 2018 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 70% stake in LAN Peru through direct and indirect interests, a 55.00% stake of the voting shares of LAN Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LAN Ecuador, a 99.87% indirect stake in LAN Argentina, a 99.19% indirect stake in LAN Colombia and a 100.00% stake of the non-voting shares of TAM, and 48.99% of the voting shares and 100% of the non-voting shares of Holdco I S.A., which has 100.00% of the voting shares of TAM. Following changes in Brazilian law, which now permit foreign persons to own up to 49% of the voting capital of Brazilian airlines, on April 20, 2016, we increased our ownership of the voting shares of Holdco I S.A. to 48.99%.

The cargo operations are carried out by the affiliates under the brand LATAM Cargo. Our cargo operations are complemented by the operations of certain related companies, such as MasAir in Mexico, ABSA and TAM Cargo in Brazil and LANCO in Colombia. As of February 28, 2018, we indirectly held 100% of the non-voting shares and 24.99% of the voting shares of MasAir, 100% of the non-voting shares and 20% of the voting shares of ABSA, and a 90% stake in LANCO through direct and indirect participations. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of ABSA.. In the cargo business, we market ourselves primarily under the LATAM Cargo brand internationally.

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

In addition, we occupy 139,400 square feet for our executive offices in a central location of Santiago, Chile. This space includes five floors owned by LATAM in one building and ten leased floors in an adjacent building. We also occupy 49,400 square feet, in twelve floors in downtown (of which LATAM owns ten floors) in Santiago, Chile.

Maintenance Base

Our 877,258 square feet maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 559,720 square feet aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 53,820 square feet office building plus a 10,000 square feet office and workshop space. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 124,000 square feet of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. The lease has a duration of 30 days and is renewed monthly.

Other Facilities

We own sixteen acres of land and a building on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. This facility features three full-flight simulators (which are not property of LATAM) for Boeing 767, Airbus A320 and Boeing 737 aircraft.

Fast Air Almacenes de Carga S.A. (“Fast Air”), one of our affiliates that operates import customs warehouses, utilizes a 5,600 m² warehouse located at Comodoro Arturo Merino Benítez International Airport.

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

Maintenance Base

At Hangars II and V in Congonhas Airport, which LATAM Airlines Brazil leases from INFRAERO, LATAM Airlines Brazil has 21,727 m² of offices and hangars with about 1,300 workstations. This site also houses the aircraft maintenance, procurement, aeronautical materials logistics and retrofitting departments.

Headquarters of the Presidency

The Headquarters of the Presidency are located at Rua Verbo Divino 2001 Floor 17th, Chácara Santo Antonio, São Paulo, since March 2017.

Other Facilities

In São Paulo, LATAM Airlines Brazil has other facilities, including: a Call Center Building with 3,199 m2, distributed over five floors (plus a ground floor and a basement) that currently holds about 272 workstations and support rooms (meetings / training / dining room / coordination) of the operations of Call Center Reservations, Talk to People and ABSA back office.

In Guarulhos, LATAM has a total area of approximately 12,894 m2 distributed within the Passenger Terminal, including areas such as Check-in, Ticket Sales, Check Out, Operations Areas, VIP Lounges, Aircraft Maintenance, GSE, Cargo Terminal, Distribution Centers, etc. The Cargo Terminal has 164 m2 of office and 8,534 m2 of open area. Our Distribution Centre Supplies area occupies 3,030 m2.

New Facilities

LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2017, including:

1.	New cargo logistic terminal in Curitiba: 700m2
2.	New cargo logistic terminal in Imperatriz: 304m2
3.	Improvements to Hangar 2 and 5 at Congonhas: 4,000m2
4.	Improvement to training facilities in São Paulo: 9,000m2

Other locations

We occupy a 36.3 acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 44,650 square-feet corporate building, a 380,000 square-feet cargo warehouse (including 116,670 square-feet refrigerated area) and a 783,000 square-feet aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. For the year ended 2017, we paid US$9.6 million in rent under the foregoing leases.

In February 2014, the Company entered into a lease agreement with Miami- Dade County covering approximately 1.81 acres of land located on the grounds of the Miami International Airport. The lease has a term of 30 years with a total annual rent of $125,745. Under the lease, we retained the right to construct a hangar facility on the leased premises. The Company completed the construction in November 2015 and it has been operational since June 2016. The property has a 50,785 square-feet aircraft maintenance space, sufficient to house a Boeing B777 aircraft, in addition to a 32,440 square-feet area designated for office space. Total investment of this hangar in construction and related expenditures by LATAM was US$16.5 million.

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

The summary consolidated annual financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2017, 83.6% of our total revenues (including for this purpose other income from operating activities) came from passenger revenues and 11.0% came from our cargo business. The remaining 5.4% was classified as other operating income, which consists primarily of revenues generated from our coalition and loyalty program Multiplus, tour operator services, aircraft leasing, customs and warehousing services, third-party maintenance, duty free sales and other miscellaneous income.

Our operating environment in 2017 was marked by a recovery in the macroeconomic environment in Latin America mainly resulted from the GDP growth in Brazil and Argentina. In Brazil specifically, GDP increased by 1.1% in 2017, the first year of growth after two consecutive years of GDP contraction, while GDP in Argentina increased by 2.5% in 2017, after a decline of 2.2% in 2016. On the other hand, other relevant markets for the Company such as Chile, Peru and Colombia, showed a decline in their GDP growth rates during 2017 as compared to 2016. In addition, during 2017 LATAM faced additional competition from new low-cost airlines with the start of operations of Viva Air in Peru in May 2017 and JetSmart in Chile in July 2017.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, and the attractiveness of the destinations that we serve. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers, or ASKs, which represents the sum, across our network, of the number of seats we make available for sale on each flight, multiplied by the kilometers flown by the respective flight. We measure traffic in RPKs, as the sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. We use yield, revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—A. Selected Financial Data.”

Passenger demand during 2017 showed a recovery as compared to the previous year, mainly as a result of the improvement in the economic environment in Brazil, as well as the appreciation of the Brazilian real, while in other Latin American countries we faced slower GDP growth (with the exception of Argentina and Ecuador) and increased competition from operators to South America and within the region.

During 2017, domestic operations of our affiliate carriers based in SSC, which accounts for 17.5% of total passenger capacity, showed an increase of 0.6% in passenger traffic while capacity decreased 0.1% as compared to 2016. As a result, the passenger load factor increased 0.6 percentage points to 81.5%. This capacity discipline helped to increase the yields in the SSC domestic markets and resulted in a 4.5% increase in revenue per ASK in US dollars as compared to 2016.

In our domestic operations in Brazil, LATAM Airlines Brazil reduced capacity by 3.6% in 2017 as a result of the capacity adjustments made in 2016, in response to a weak demand environment. Passenger traffic decreased by 3.2%, allowing for an improvement of 0.3 percentage points in passenger load factors, which reached 82.7%. LATAM Airlines Brazil ended the year with an increase of 12.4% in revenues per ASK in US dollars as compared to 2016, driven by a 2.8% increase in RASK in BRL as well as by the 8.4% average appreciation of the Brazilian Real.

In our international operations, we increased our passenger capacity by adding new destinations and strengthening the use of our regional hubs, mainly from Santiago and Lima, consistent with the Company’s focus on network improvements. Capacity increases were mainly driven by growth in SSC, while during early 2017 LATAM Airlines Brazil reduced its international capacity mainly driven by adjustments made in 2016, in which the Company reduced its capacity for routes with weaker demand, specifically between Brazil and the US. During the second half of 2017, the Company started to grow again in the routes between Brazil and the US mainly driven by improved demand and the appreciation of the Brazilian Real. As a result, capacity in international operations increased by 3.8%, while traffic increased 4.7%, resulting in an improvement of 0.7 percentage points in passenger load factors, which reached 86.9%, while the revenue per ASK increased 6.6% in US dollars.

Cargo Operations

The cargo operations depend on exports from South America to North America and Europe, and imports from North America and Europe to South America, where Brazil is the main import market. Cargo markets are affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are affected by our capacity, traffic, cargo load factors and yield. Our capacity is measured in terms of available ton kilometers, or ATKs, which represents the number of tons available across our network for the transportation of cargo on each flight, multiplied by the kilometers flown by the respective flights. We measure traffic in revenue ton kilometers, or RTKs, as the amount of cargo loads (measured in tons) on each flight multiplied by the number of kilometers flown by the respective flights. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers. Finally, we use cargo yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo one kilometer.

During 2017, cargo traffic decreased 1.3%, mainly as a result of the reduction in cargo capacity of 7.1% as compared to 2016, which led to an improvement of 3.2 percentile points in cargo load factors to 54.9%. In 2017, we started to see an improvement in imports from North America and Europe to Brazil, which was the result of better economic conditions in the country and the appreciation of the Brazilian Real. As a result, revenues per ATK increased by 8.5% as compared to last year, the first increase in recent history. The Company continued its rational and disciplined approach toward freighter capacity utilization, while we focused on maximizing the belly utilization of our passenger fleet. Consistent with this approach, we are currently sub-leasing one of our 767-300Fs to a third party operating in a different market and during 2017 we removed two Boeing 777-200Fs from service.

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

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2017, fuel prices increased 22.4%, principally due to the agreement among oil exporter countries (mainly OPEC members) to cut oil production until 2018, natural disasters in North America (specifically hurricanes Harvey and Irma) and geopolitical factors in oil exporter countries such as Lybia, Iraq and Nigeria. LATAM Airlines Group has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

Personnel expenses are another significant component of our overall costs. Because a significant portion of our labor costs are denominated in Chilean pesos and in Brazilian Reals, appreciation of these currencies against the U.S. dollar as well as increases in local inflation rates can result in increased costs in U.S. dollar terms and can negatively affect our results. Depreciation of local currencies results in decreases in costs in dollars. Other important drivers of personnel expenses are average headcount and average wages.

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

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2017 compared to year ended December 31, 2016.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2017, and December 31, 2016. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2017	2016	2017	2016
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2017/2016 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	8,494.5	7,877.7	88.4%	87.6%	7.8%
Cargo	1,119.4	1,110.6	11.6%	12.4%	0.8%
Total operating revenues	9,613.9	8,988.3	100.0%	100.0%	7.0%

Cost of sales	(7,441.8)	(6,967.0)	(77.4)%	(77.5)%	6.8%
Gross margin	2,172.1	2,021.3	22.6%	22.5%	7.5%
Other operating income	549.9	538.7	5.7%	6.0%	2.1%
Distribution costs	(699.6)	(747.4)	(7.3)%	(8.3)%	(6.4)%
Administrative expenses	(938.9)	(873.0)	(9.8)%	(9.7)%	7.5%
Other operating expenses	(368.9)	(373.7)	(3.8)%	(4.2)%	(1.3)%
Financial income	78.7	74.9	0.8%	0.8%	5.1%
Financial costs	(393.3)	(416.3)	(4.1)%	(4.6)%	(5.5)%
Share of profit of investments accounted for using the equity method	0.0	0.0	0.0%	0.0%	0.0%
Foreign exchange gains/(losses)	(18.7)	121.7	(0.2)%	1.4%	(115.4)%
Result of indexation units	0.7	0.3	0.0%	0.0%	133.3%
Other gains/(losses)	(7.8)	(72.6)	(0.1)%	(0.8)%	(89.3)%
Income (loss) before income taxes	374.2	273.9	3.9%	3.1%	36.6%
Income (loss) tax expense	(173.5)	(163.2)	(1.8)%	(1.8)%	6.3%

Net income (loss) for the period	200.7	110.7	2.1%	1.3%	81.3%

Income (loss) for the period attributable to the parent company’s equity holders	155.3	69.2	1.6%	0.8%	124.4%

Income (loss) for the period attributable to non-controlling interests	45.4	41.5	0.5%	0.5%	9.4%

Net income (loss) for the period	200.7	110.7	2.1%	1.3%	81.3%

Earnings per share
Basic earnings per share (US$)	0.25610	0.12665	n.a.	n.a.	102.2%
Diluted earnings per share (US$)	0.25610	0.12665	n.a.	n.a.	102.2%

* The abbreviation “n.a.” means not available.

Net Income

Net income for the year ended December 31, 2017 equaled US$200.7 million, representing an increase of US$90.0 million from a net income of US$110.7 million in 2016. Net income attributable to the parent company’s shareholders was US$155.3 million in 2017, representing an increase of US$86.1 million compared with a net income of US$69.2 million in 2016.

Operating Revenues

Our total operating revenues increased by 7.0% to US$9,613.9 million in the year ended December 31, 2017 compared to revenues of US$8,988.3 million in 2016. The 2017 increase in operating revenues was attributable to a 7.8% increase in passenger revenues, and a 0.8% increase in cargo revenues in 2017. Passenger and cargo revenues accounted for 88.4% and 11.6% of total operating revenues in 2017, respectively.

Our consolidated passenger revenues increased by 7.8% to US$8,494.5 million in 2017 from US$7,877.7 million in 2016, as a result of an increase of 6.7% in our unit revenues (“RASK”) and a capacity increase of 1.1% compared to 2016. Increases in RASK reflect an increase of 5.9% in consolidated yields, resulting mainly from the recovery in yields in the domestic and international operations in Brazil as a result of capacity adjustments made in 2016 and the appreciation of the Brazilian real. The increase in capacity was a result of a 3.8% increase in our international operations, partially offset by a decrease of 3.6% in capacity in our domestic Brazil operations. Capacity in domestic SSC operations decreased slightly by 0.1%.

Cargo revenues increased by 0.8%, to US$1,119.4 million in 2017 from US$1,110.6 million in 2016, as a result of an increase of 8.5% in unit revenues (“RATK”), partially offset by a decrease of 7.1% in cargo capacity (“ATK”). The decrease in our cargo capacity resulted from reduced freighter operations, while the Company focused cargo operations using the belly of the passenger aircrafts. Increases in RATK reflected a more stable market conditions in Brazil, as well as the appreciation of the Brazilian real. During 2017, imports into the region showed an improvement as compared to 2016, especially to Brazil from North America and Europe, which resulted in higher cargo yields, which increased by 2.1% in 2017 as compared to 2016.

Cost of Sales

Cost of sales increased by 6.8% to US$7,441.8 million for the year ended December 31, 2017 (from US$6,967.0 million in 2016), mainly due to higher aircraft fuel expenses during the year, the impact of the appreciation of local currencies on certain costs denominated on those currencies and additional expenses mainly associated with fleet redeliveries. As a percentage of total operating revenues, cost of sales decreased from 77.5% in 2016 to 77.4% in 2017.

The table below presents cost of sales information for the fiscal year ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016	2017	2016	2017/2016 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	9,613.9	8,988.3	100.0%	100.0%	7.0%
Cost of sales	(7,441.8)	(6,967.0)	(77.4)%	(77.5)%	6.8%

Aircraft Fuel	(2,318.8)	(2,056.6)	(24.1)%	(22.9)%	12.7%
Wages and Benefits	(1,545.6)	(1,479.5)	(16.1)%	(16.5)%	4.5%
Other Rental and Landing Fees	(1,172.1)	(1,077.4)	(12.2)%	(12.0)%	8.8%
Depreciation and Amortization	(1,001.6)	(960.3)	(10.4)%	(10.7)%	4.3%
Aircraft Rentals	(579.6)	(569.0)	(6.0)%	(6.3)%	1.9%
Aircraft Maintenance	(430.8)	(366.2)	(4.5)%	(4.1)%	17.6%
Passenger Services	(288.7)	(286.6)	(3.0)%	(3.2)%	0.7%
Other Costs of Sales	(104.6)	(171.4)	(1.1)%	(2.8)%	(39.0)%

The increase in our cost of sales was driven by higher aircraft fuel expenses, which increased by 12.7% to US$2,318.8 million in 2017 as a result of a 21.1% increase in the full year average fuel price (excluding hedge), partially offset by 2.5% decrease in the gallons of fuel consumed. In addition, LATAM recognized a net gain of US$15.1 million in fuel hedging in 2017, compared to a fuel hedge loss of US$48.0 million in 2016. In 2017, the Company also recognized a US$9.7 million hedge loss related to foreign currency contracts, which were recognized in the fuel cost line compared to a US$40.3 million loss in 2016.

Wages and benefits increased by 4.5% to US$1,545.6 million in 2017 from US$1,479.5 million in 2016, explained by the appreciation of local currencies during the year and the annual increase in unit salaries due to the inflation adjustment (which was based on 2016 inflation rates), especially in Brazil. This was partially offset by a 6.1% decline in headcount during the year.

Other rental and landing fees increased by 8.8% to US$1,172.1 million in 2017 from U$1,077.4 million in 2016, mainly due to an increase in landing fees, particularly in Argentina, as well as higher handling costs.

Depreciation and amortization increased by US$41.3 million, amounting to US$1,001.6 million, which represents an increase of 4.3% due to the higher depreciation cost per aircraft due to the incorporation of larger and more expensive fleet on the balance sheet, partially offset by a four unit reduction in the average number of aircraft compared with 2016.

Aircraft rentals increased by 1.9% to US$579.6 million in 2017 from US$569.0 million in 2016 as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s and Airbus A320 neos), partially offset by fewer aircraft in the fleet under operating leases. Aircraft maintenance expenses increased by 17.7%, from US$366.2 million in 2016 to US$430.8 million in 2017, mainly due to redelivery costs, as the Company returned 21 aircraft during the year. Passenger service expenses increased by 0.7%, to US$288.7 million in 2017 compared to US$286.6 million in 2016, in line with the increase of 0.3% in the number of passengers transported.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) increased by 7.5% from US$2,021.3 million in 2016 to US$2,172.1 million in 2017.

Other Consolidated Results

Other operating income increased in 2017 by 2.1%, from US$538.7 million in 2016 to US$549.9 million in 2017, mainly due to higher revenues from Multiplus and aircraft leases as compared to 2016.

Distribution costs decreased by 6.4% from US$747.4 million in 2016 to US$699.6 million in 2017, mainly as a result of lower commissions to agents (which decreased by 6.2%, from US$269.3 million to US$252.5 million) in the passenger businesses.

Administrative expenses increased by 7.6% from US$873.0 million in 2016 to US$938.9 million in 2017, mainly due to the impact of the appreciation of local currencies during the year on wages denominated in those currencies, and the annual increase in unit salaries due to the inflation adjustment (which was based on 2016 inflation rates), especially in Brazil,

Other operating expenses decreased by 1.3% from US$373.7 million in 2016 to US$368.9 million in 2017 as a result of the Company’s ongoing efficiency initiatives.

Financial income increased by 5.0% to US$78.7 million in the year ended December 31, 2017 compared with US$74.9 million in 2016, mainly due to an increase in cash.

Financial costs decreased by 5.5% to US$393.3 million in 2017 from US$416.3 million in 2016, mainly due to a reduction in our gross debt.

Income tax expense for 2017 amounted to US$173.5 million, as compared to an income tax expense of US$163.2 million in 2016. This increase is explained mainly by improved pre-tax results in 2017 (US$374.2 million gain) compared with 2016 (US$273.9 million gain) resulting in increased income tax charges.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2016 compared to year ended December 31, 2015.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2016, and December 31, 2015. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2016	2015	2016	2015
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2016/2015 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	7,877.7	8,410.6	87.6%	86.4%	(6.3)%
Cargo	1,110.6	1,329.4	12.4%	13.6%	(16.5)%
Total operating revenues	8,988.3	9,740.0	100.0%	100.0%	(7.7)%

Cost of sales	(6,967.0)	(7,636.7)	(77.5)%	(78.4)%	(8.8)%
Gross margin	2,021.3	2,103.3	22.5%	21.6%	(3.9)%
Other operating income	538.7	385.8	6.0%	4.0%	39.6%
Distribution costs	(747.4)	(783.3)	(8.3)%	(8.0)%	(4.6)%
Administrative expenses	(873.0)	(878.0)	(9.7)%	(9.0)%	(0.6)%
Other operating expenses	(373.7)	(324.0)	(4.2)%	(3.3)%	15.4%
Financial income	74.9	75.1	0.8%	0.8%	(0.3)%
Financial costs	(416.3)	(413.4)	(4.6)%	(4.2)%	0.7%
Share of profit of investments accounted for using the equity method	0.0	0.0	0.0%	0.0%	0.0%
Foreign exchange gains/(losses)	121.7	(467.9)	1.4%	(4.8)%	(126.0)%
Result of indexation units	0.3	0.6	0.0%	0.0%	(50.0)%
Other gains/(losses)	(72.6)	(55.3)	(0.8)%	(0.6)%	31.3%
Income (loss) before income taxes	273.9	(357.1)	3.1%	(3.5)%	(17.7)%
Income (loss) tax expense	(163.2)	178.4	(1.8)%	1.8%	(16.2)%

Net income (loss) for the period	110.7	(178.7)	1.3%	(1.7)%	(38.1)%

Income (loss) for the period attributable to the parent company’s equity holders	69.2	(219.3)	0.8%	(2.3)%	(131.6)%

Income (loss) for the period attributable to non-controlling interests	41.5	40.5	0.5%	0.4%	2.2%

Net income (loss) for the period	110.7	(178.7)	1.3%	(1.7)%	(38.1)%

Earnings per share
Basic earnings per share (US$)	0.12665	(0.40193)	n.a.	n.a.	(131.5)%
Diluted earnings per share (US$)	0.12665	(0.40193)	n.a.	n.a.	(131.5)%

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

Our consolidated passenger revenues decreased by 6.3% to US$7,877.7 million in 2016 from US$8,410.6 million in 2015, as a result of a decrease of 6.9% in our unit revenues (“RASK”). Our capacity increased by 0.6%. The increase in capacity was a result of an 8.0% increase in our domestic SSC operations and a 5.6% increase in our international operations, partially offset by a decrease of 11.5% in capacity in our domestic Brazil operations. Decreases in RASK reflect a decrease of 8.1% in consolidated yields, resulting from the slowdown in economic activity in the region, the depreciation of local currencies, a more competitive environment, and the pass-through of the savings in fuel costs to customers.

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

The table below presents cost of sales information for the fiscal year ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015	2016	2015	2016/2015 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	8,988.3	9,740.0	100.0%	100.0%	(7.8)%
Cost of sales	(6,967.0)	(7,636.7)	(77.5)%	(78.4)%	(8.8)%

Aircraft Fuel	(2,056.6)	(2,651.1)	(22.9)%	(27.2)%	(22.4)%
Wages and Benefits	(1,479.5)	(1,553.8)	(16.5)%	(16.0)%	(4.8)%
Other Rental and Landing Fees	(1,077.4)	(1,109.8)	(12.0)%	(11.4)%	(2.9)%
Depreciation and Amortization	(960.3)	(934.4)	(10.7)%	(9.6)%	2.8%
Aircraft Rentals	(569.0)	(525.1)	(6.3)%	(5.4)%	8.3%
Aircraft Maintenance	(366.2)	(437.2)	(4.1)%	(4.5)%	(16.3)%
Passenger Services	(286.6)	(295.4)	(3.2)%	(3.0)%	(3.0)%
Other Costs of Sales	(171.4)	(129.9)	(2.8)%	(1.3)%	49.8%

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

Other operating expenses increased by 15.4% from US$324.0 million in 2015 to US$373.7 million in 2016, driven by higher costs associated with fleet sales and redeliveries, and due to a lower cost in 2015 as a result of negotiations with third parties relating to our passenger service system.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (58% in 2017) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (58% in 2017) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (71.1% as of December 31, 2017), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2017, 60.5% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$121.7 million in 2016 and net foreign exchange gains US$18.7 million gain in 2017, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 29 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. These estimates principally relate to:

(a)	Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

(c)	Recoverability of deferred tax assets

(d)	Air tickets sold that are not actually used.

(e)	Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

(f)	Required provisions and their valuation when required

(g)	Investment in subsidiary (TAM)

Please see Note 4 – Accounting estimates and judgments – to our audited consolidated financial statements for a full description of our critical accounting policies.

Recently Issued Accounting Pronouncements

(a) Accounting pronouncements with implementation effective from January 1, 2016:		Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

Amendment IAS 7: Statement of Cash Flows.	Disclosure Initiative	January 2016	January 1, 2017

Amendment to IFRS 12: Disclosure of interests in other entities.	Investment Entities: Applying the consolidation exception	January 2016	January 1, 2017

(ii) Improvements

Improvements to International Financial Reporting Standards (2014-2016 cycle):		December 2016	January 1, 2017

IFRS 12 Disclosure of interests in other entities	Clarification of the scope of the Standard.

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and for which early adoption has not been effected :		Date of issue	Mandatory Application: Annual periods beginning on or after

(i) Standards and amendments

Amendment to IAS 7: Statement of Cash Flows.	Disclosure initiative	January 2016	January 1, 2017

Amendment to IAS 12: Income Taxes.	Recognition of Deferred Tax Assets for Unrealized Losses	January 2016	January 1, 2017

IFRS 9: Financial instruments.	Disclosure initiative	December 2009	January 1, 2018

Amendment to IFRS 9: Financial instruments.	Novation of derivatives and continuation of hedge accounting	November 2013	January 1, 2018

IFRS 15: Revenue from contracts with customers (1).	Implementation	May 2014	January 1, 2018

Amendment to IFRS 15: Revenue from contracts with customers.	Clarifications	April 2016	January 1, 2018

Amendment to IFRS 2: Share-based payments	Classification and measurement of share based payment transactions	June 2016	January 1, 2018

Amendment to IFRS 4: Insurance contracts.	Pendiente Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	September 2016	January 1, 2018

Amendment to IFRS 40: Investment property	Transfers of investment property	December 2016	January 1, 2018

IFRS 16: Leases (2).	Disclosure initiative	January 2016	January 1, 2019

Amendment to IFRS 9: Financial Instruments	Prepayment Features with Negative Compensation	October 2017	January 1, 2019

Amendment to IAS 28: Investments in associates and joint ventures	Long-term interests in associates and joint ventures	October 2017	January 1, 2019

IFRS 17: Insurance contracts	Disclosure initiative	May 2017	January 1, 2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	Sale or contribution of assets between an Investor and its associate or joint venture	September 2014	To be determined

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and for which early adoption has not been effected :		Date of issue	Mandatory Application: Annual periods beginning on or after

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle):		December 2016

IFRS 1: First-time adoption of international financial reporting standards.	Deletion of short-term exemptions for first-time adopters		January 1, 2018

IAS 28 investments in associates and joint ventures.	Measuring an associate or joint venture at fair value		January 1, 2018

Improvements to International Financial Reporting Standards (2015-2017 cycle):		December 2017	January 1, 2019

IFRS 3: Business combinations	Previously held interest in a joint operation.

IAS 12: Income tax	Income tax consequences of payments on financial instruments classified as equity

IFRS 11: Joint arrangements	Previously held interest in a joint operation.

IAS 23: Borrowing costs	Borrowing costs eligible for capitalisation

(iii) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	Disclosure initiative	December 2016	January 1, 2018

IFRIC 23: Uncertain tax positions	Uncertainty over Income Tax Treatments	June 2017	January 1, 2019

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16.

(1)	IFRS 15 – “Revenue from Contracts with Customers” supersedes the standard for revenue recognition currently used by the Company, i.e. IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 supersedes the following standards and interpretations: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

The Company evaluated the possible adoption impacts that this new standard will have on our consolidated financial statements and has identified changes in: i) the recognition of the income associated with the fines for changes, which were previously recognized at the time of the sale and now will be considered as a modification of the initial transport contract and therefore the recognition must be deferred until the rendering of the service; ii) the moment of recognition of the income from the sale of some services or products, where the Company concluded that it acted as principal, and therefore the revenues must be deferred until the service is rendered; and iii) the presentation of the income associated with the sale of products, where the Company concluded that it acted as agent and therefore the income must be presented net of the associated costs.

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

We are currently evaluating the impact of the adoption of the leases recognition standard on our Consolidated Financial Statements. Currently, we believe that the adoption of this new standard will have a significant impact on the consolidated statement of financial position due to the recording of an asset for right of use and a liability, corresponding to the recording of the leases that are currently registered as operating leases.

LATAM Airlines Group S.A. and affiliates are still assessing these standards to determine the effect on their Financial Statements, covenants and other financial indicators.

IFRS/Non-IFRS Reconciliation

We use “Cost per ASK” and “Cost per ASK excluding fuel price variations” in analyzing operating expenses on a per unit basis. “ASKs” (available seat kilometers) measures the number of seats of capacity available for the transportation of passengers multiplied by the kilometers flown. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our total Operating Expenses by our total ASKs. The cost component is further adjusted to obtain “costs per ASK excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Cost per ASK” and “Cost per ASK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. These metrics should not be considered in isolation or as a substitute for operating expenses or as indicators of performance or cash flows or as a measure of liquidity.

	2017	2016	2015
Cost per ASK
Operating expenses (US$ thousands)	9,449,262	8,959,185	9,611,907
Divided by ASK (million)	136,398.4	134,967.7	134,167.1
= Cost per ASK (US$ cents)	6.93	6.64	7.16

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	9,449,262	8.959,185	9,611,907
– Aircraft fuel (US$ thousands)	2,318,816	2,056,643	2,651,067
Divided by ASK (million)	136,398.4	134,967.7	134,301.8
= Cost per ASK excluding fuel price variations (US$ cents)	5.23	5.11	5.19

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2017	2016	2015

Passenger Revenues (US$ thousands)	8,494.477	7,877,715	8,410,614
ASK (million)	136,398.4	134,967.7	134,167.1
Passenger Revenues/ASK (US$ cents)	6.23	5.84	6.27
Cargo Revenues (US$ thousands)	1,119,430	1,110,625	1,329,431
ATK (million)	6,230.3	6,704.1	7,082.8
Cargo Revenues/ATK (US$ cents)	17.97	16.57	18.77

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is generally higher demand for air transportation services in the second half of the year, making the second quarter the weakest for the Company. However, seasonality is partially mitigated by LATAM’s higher-than-market average concentration of business travel (which is less sensitive to seasonality). Additionally, the expansion of the Company into other countries with different seasonal patterns has also moderated the overall seasonality of the passenger business.

B. Liquidity and Capital Resources

LATAM’s cash and cash equivalents totaled US$1,142.0 million as of December 31, 2017, US$949.3 million as of December 31, 2016 and US$753.5 million as of December 31, 2015. Additionally, the Company had short term marketable securities totaling US$472.2 million as of December 31, 2017, US$537.0 million as of December 31, 2016 and US$606.4 million as of December 31, 2015. LATAM’s cash and cash equivalents and marketable securities totaled US$1,614.2 million as of December 31, 2017, US$1,486.3 million as of December 31, 2016 and US$1,359.9 million as of December 31, 2015.

The US$127.9 million increase in cash and cash equivalents and marketable securities from 2016 to 2017 is the result of an increase in the cash flow from operations, which reached US$1,666.7 million, offset mainly by the repayment of the Company’s financial obligations.

The US$126.4 million increase in cash and cash equivalents and in marketable securities from 2015 to 2016 is the result of a reduction in the cash flow from operations that was compensated by a US$556.9 million inflow from pre-delivery payments during 2016 and the subscription by Qatar Airways of a capital increase of US$608.5 million in LATAM.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2017, 2016 and 2015 and our total cash position as of December 31, 2017, 2016 and 2015.

	2017	2016	2015
	(in US$ million)
Net cash flows from operating activities	1,666.7	980.9	1,672.1
Net cash flow from (used in) investing activities	(287.4)	(431.8)	(1,695.7)
Net cash flows from (used in) financing activities	(1,179.1)	(396.3)	(128.4)
Effects of variation in the exchange rate on cash and cash equivalents	(7.6)	43.0	(83.9)

Cash and cash equivalents at the beginning of the year	949.3	753.5	989.4
Cash and cash equivalents at the end of the year	1,142.0	949.3	753.5

In addition to cash and marketable securities, LATAM has access to short term credit lines. As of December 31, 2017, LATAM had working capital uncommitted credit facilities for a total amount of US$1,230 million, of which US$561 million was drawn as of December 31, 2017, and committed credit lines in the form of a fully undrawn revolving credit facility (“RCF”) of US$450 million2. The RCF is secured by spare parts, engines, and aircrafts.

Net cash flows from operating activities

Cash from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2017 increased by US$685.9 million, or 69.9%, up from US$980.9 million, mainly thanks to an increase in operating margin, which was driven by the economic recovery of the region, better operating performance in Brazil and LATAM’s ongoing cost efficiency initiatives.

2 Subject to borrowing base availability

Net cash inflows from operating activities in 2016 decreased US$691.2 million, or 41.3%, from US$1,672.1 million, mainly due to changes in working capital. The main impacts on working capital were the reduction in prepayments of credit card receivables in Brazil in the amount of US$255.4 and the US$ 108.0 million related to the non-payment in 2015 of the performance bonuses of 2014.

Net cash flow used in investing activities

Net cash used in investing activities in 2017 decreased to US$287.4 million from US$431.8 million in 2016, due to a reduction in purchases of property, plant and equipment. This reduction resulted mainly from not having any capital expenditures in aircraft, in contrast with a US$861.1 million outflow for year 2016; which was offset by net predelivery payments outflows of US$126.5 million for year 2017, in contrast with the net predelivery payments inflow of US$556.9 million for year 2016. For further details, please refer to Note 35 to our audited consolidated financial statements.

Net cash used in investing activities in 2016 decreased US$1,263.9 million, from US$1,695.7 million in 2015 to US$431.8 million in 2016, due to a reduction in purchases of property, plant and equipment, primarily driven by a US$556.9 million inflow from pre-delivery payments during 2016 in contrast with an outflow of US$128.0 million during 2015. In addition, during 2016 there was a net inflow of US$263.0 million from the sale and purchase of debt instruments of other entities in contrast with an outflow of US$184.7 million during 2015.

Net cash flows used in financing activities

In 2017, net cash used in financing activities totaled US$1,179.1 million, an increase of US$782.8 million from the US$396.3 million in cash generated by financing activities in 2016. In 2017, the company paid US$1,829.2 million in loan repayments – including TAM notes due in 2017 and 2021 which amounted to US$300.0 million and US$500.0 million respectively – which were offset by US$1,305,4 million in debt issuances. Total debt issuances in year 2017 amounted to US$1,305.4 million, a decrease of US$514.6 million compared to US$1,820.0 million issued in 2016.

In 2016, net cash used in financing activities totaled US$396.3 million, an increase of US$267.9 million from the US$128.4 million in cash generated by financing activities in 2015. The variation resulted primarily from a significant increase in loan repayments from US$1,263.8 million in 2015 to US$2,121.1 million in 2016, which was compensated by the capital increase of US$608.5 million subscribed and paid during 2016.

Sources of financing

Long term

We typically finance our fleet with long-term loans covering between 80% and 100% of the net purchase price. We also finance our aircraft under sale and leaseback arrangements in order to add flexibility to our fleet. For more information regarding fleet financing, please refer to the information below and to “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing such as equity or debt, either secured or unsecured, securitization of ticket receivables or the securitization of fleet and engines.

Short term

We have generally been able to arrange for short-term loans with local and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2017, we maintained US$ 1,680 million in short-term credit lines with both local and international banks, including US$450 million of committed credit lines3 which was fully undrawn as of December 31, 2017.

3 Subject to borrowing base availability

We have diversified our sources of short term financing to include the following: PAE (“Prestamos a Exportadores”), which are foreign currency short term loans granted to exporting parties in Chile mainly to finance working capital; credit card discounting in Brazil, a financing alternative where a bank provides in advance to the Company a percentage of the cash inflows related to the credit card installment sales and margin loans.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$403.7 million in 2017, US$694.4 million in 2016 and US$1,569.7 million in 2015, and purchases of intangible assets totaled US$87.3 million in 2016, US$88.6 million in 2016 and US$52.5 million in 2015. See “—Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures for 2018, 2019 and 2020 calendar years:

	Estimated capital expenditures by year, as of December 31, 2017
	2018	2019	2020
	(in US$ millions)
Fleet Commitments (1)	714	1,213	1,344
PDPs (2)	219	123	0
Other expenditures (3)	650	794	661

(1)	The amount of Fleet Commitments presented includes all the committed deliveries with estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery, regardless of the financing of the aircraft will have upon arrival, thus representing the sum of aircraft capex and future sale and leasebacks.
(2)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.
(3)	Other Expenditures include estimates of capital expenditures on spare engines and parts, maintenance of on balance fleet, projects and others, plus purchases of intangible assets.

C. Research and Development, Patents and Licenses, etc.

LATAM has filed for trademark registration, registered or renewed trademarks “LAN” with the trademark office in Paraguay, México, Taiwan and South Korea, “LAN AIRLINES” and “LAN CARGO” with the trademark office in Taiwan and South Korea, “LATAM CORPORATE” with the trademark office in Chile, Colombia, Peru, México, Argentina, Bolivia, Ecuador, Paraguay, Uruguay and the European Union, and “LATAM TRAVEL” with the trademark office in Chile, Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru and Uruguay. We license certain brands, logos and trade dress under the alliance agreement with oneworld® related to LATAM’s alliance. As long as LATAM is a member of oneworld®, it will have the right to continue to use current logos on its aircraft.

TAM has filed for trademark registration trademarks, “PONTOS MY LATAM”, “LATAM TRAVEL” and “LATAM CORPORATE” before the Instituto Nacional da Propriedade Industrial (“INPI”), the body with jurisdiction for registering trademarks and patents in Brazil and renewed 2 trademarks “TAM”, before the bodies with jurisdiction for registering trademarks in Macao where TAM operates.

D. Trend Information

For 2018, LATAM expects total passenger ASK growth to be between 5% and 7%. International passenger ASK growth for full year 2018 is expected to be between 6% and 8%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to increase between 2% and 4%. ASKs in SSC are expected to increase by approximately 6% to 8%.

Regarding cargo operations, LATAM expects cargo ATKs to increase between 1% and 3% for full year 2018, driven by the increases in the capacity of LATAM’s international passenger operations which result in additional capacity related to the space in the belly of those aircrafts. As a result, 2018 will be the first year that LATAM is increasing capacity across all its business units since the business combination between LAN and TAM.

During 2017, LATAM operated in a context of increasing competitive pressures from different players across the region, including low cost operators, and the Company expects this trend to continue during 2018. LATAM’s goal is to continue to increase the efficiency of its operations, allowing the Company to provide the best and most convenient options for its customers with the distinctive customer experience LATAM passengers expect. In this context, the group has implemented significant changes with the objective of transforming LATAM into a simpler, leaner and more efficient organization. During 2017 LATAM introduced a new travel model for domestic operations in the five of its six domestic markets where it operates in South America (Brazil, Chile, Colombia, Ecuador and Peru), in order to address the changing dynamics of customers and the industry. During 2018, LATAM will continue with the transformation process in the different markets with the objective of increasing LATAM’s competitiveness to ensure the sustainability of its domestic operations business model in the long term. For more information on this new travel model, see “Item 4. Information on the Company—B. Business Overview—Passenger Operations—Business Model for Domestic Operations”.

Over the last year, the Company has continued to strengthen its network, taking advantage of specific opportunities for profitable growth in LATAM’s South American Spanish-speaking markets (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador). During 2017, LATAM inaugurated new routes connecting its Lima hub with Argentina, Brazil and Colombia, its Santiago hub with secondary cities in Argentina, and launched a new flight from Santiago to Melbourne, the longest non-stop flight operated by LATAM. For 2018, the Company announced the launch of new destinations departing from its Sao Paulo hub, including Boston, Las Vegas and Rome.

LATAM will continue to use fuel hedging programs and fuel surcharge mechanisms in both our passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. As of April 3, 2018, LATAM has hedged approximately 20%, 40%, 44% and 23% of its estimated fuel consumption for the first, second, third and fourth quarters of 2018 respectively.

E. Off-Balance Sheet Arrangements

As of December 31, 2017, the Company had entered into operating leases for 84 aircraft (of which 6 are obligations of LATAM Airlines Brazil and 78 are obligations of LATAM) and 8 aircraft engines. These operating leases provide us with flexibility to adjust our fleet to any demand volatility and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2017 was US$ 3,580.5 million, for all remaining periods through maturity (the latest of which expires in 2029). See “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

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

LATAM operates 12 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third-party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability. Of LATAM’s total tax leases, nine are classified as operating leases for accounting purposes as of December 31, 2017.

As of December 31, 2017, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 32 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Long Term Indebtedness

Long Term Indebtedness

Secured Debt

Aircraft Debt

1.	ECA/EX-IM: Bank bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2017, the total outstanding amount under these facilties was US$2,739 million. In general, ECA and EX –IM financing have a 12-year repayment profiles.

2.	Enhanced Equipment Trust Certificates (“EETC”): In June 2015, LATAM issued the first EETC in Latin America for an aggregate face amount of approximately US$1,021 million to finance 17 new aircraft deliveries comprising 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively. In April 2017, LATAM issued and privately placed Class C Certificates for an amount of US$140 million under the current EETC structure. The Class C Certificates have a six year term, maturing in May 2023. As of December 31, 2017, the EETC debt was US$1,029 million.

3.	Bank Commercial Loans: As of December 31, 2017, bank commercial loans debt was US$1,520 million.

4.	Tax Leases: LATAM has secured debt through Japanese Leases with a call option (“JOLCO”). As of December 31, 2017, the outstanding obligations under these tax leases were US$100 million.

Non Aircraft Debt

1.	2013-1 Series Note: LATAM issued a securitized bond in the amount of US$450 million in November 2013 with a seven year term and a two year interest-only period (the “2013-1 Series Note”). This bond is secured by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments. As of December 31, 2017, the principal outstanding amount of the 2013-1 Series Note was US$285 million.

2.	Bank Commercial Loans: As of December 31, 2017, bank commercial loans debt was US$56 million.

Others

1.	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2017, outstanding amount under PDP financings was US$203 million.

Unsecured Debt

1.	LATAM 2020 Notes: On June 9, 2015, LATAM Airlines Group S.A. issued long-term bonds in the international markets in the amount of US$500 million, maturing in 2020 with an interest rate of 7.25% per year. As of December 31, 2017, outstanding amounts under the LATAM 2020 Notes was US$495 million.

2.	LATAM 2024 Notes: On April 11, 2017, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$700 million, maturing in 2024 with an annual interest rate of 6.875%. As of December 31, 2017, outstanding amount under the LATAM 2024 Notes was US$708 million.

3.	Local Bonds: On August 17, 2017, LATAM Airlines Group S.A. issued local bonds on the Santiago Stock Exchange in the aggregate amount of UF 9,000,000 comprised of the Series A Bonds (BLATM-A), Series B Bonds (BLATM-B), Series C Bonds (BLATM-C) and Series D Bonds (BLATM-D), which correspond to the first issue of bonds charged to the line inscribed in the Securities Registry of the CMF under number 862. The total amount of Series A Bonds issued was UF 2,500,000 with a maturity date of June 1, 2022 bearing interest at 5.25% annually. The total amount of Series B Bonds issued was UF 2,500,000 with a maturity date of January 1, 2028 bearing interest at 5.75% annually. The total amount of Series C Bonds issued was UF 1,850,000 with a maturity date of June 1, 2022 bearing interest at 5.25% annually. The total amount of Series D Bonds issued was UF 1,850,000, with a maturity date of January 1, 2028 bearing interest at 5.75% annually. As of December 31, 2017, the outstanding amount of Local Bonds was US$381 million.

4.	Commercial Bank Loans: As of December 31, 2017, unsecured Bank Commercial loans debt was US$376 million.

As of December 31, 2017, the average interest rate of our debt was 4.13%. Out of the total debt, 63.3% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps.

As of December 31, 2017, LATAM had US$1,289 million in current debt liabilities. Of this amount, US$259 million consisted of short-term debt, which represents 20% of our total current debt liabilities.

LATAM entered into various EX-IM Bank loans for the financing of Boeing 767, 767 freighter, 777 freighter and 787 aircraft that contain financial covenants and other restrictions, including restrictions in shareholder composition and disposal of assets. As of December 31, 2017, we also had purchase obligations totaling US$ 7.3 billion, with deliveries between 2017 and 2022, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 52

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Airbus A350 1000XWB, the Boeing 777, and the Boeing 787-9): 30

Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2017:

	Payments due by period, as of December 31, 2017
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Financial debt obligations(1)	US$	7,892	US$	1,289	US$	2,720	US$	1,393	US$	2,491
Operating lease obligations	US$	3,580	US$	462	US$	866	US$	754	US$	1,498
Fleet Commitments	US$	7,259	US$	948	US$	3,112	US$	3,199	US$	0
TOTAL	US$	18,731	US$	2,699	US$	6,698	US$	5,346	US$	3,989

(1)	Financial debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes, long-term and short-term bank loans and PDP financing.

2017 Fleet Acquisitions

During 2017, LATAM completed the acquisition of the following wide body aircraft:

•	One Boeing 787-9 passenger aircraft, financed through an operating lease with a 12 year term.
•	One Boeing 787-9 passenger aircraft, financed through a sale and leaseback transaction with a 12 year term.

During 2017, LATAM completed the acquisition of the following narrow body aircraft:

•	Two Airbus 320neo passenger aircraft, financed through sale and leaseback transactions with 12 year terms.

2016 Fleet Acquisitions

During 2016, LATAM completed the acquisition of the following wide body aircraft:

•	One Boeing 787-9 passenger aircraft, financed through an operating lease.
•	Three Boeing 787-9 and two Airbus 350-900 passenger aircraft, financed through sale and leaseback transactions.
•	One Boeing 787-9 and one Airbus 350-900 passenger aircraft, financed through the EETC issuance.
•	Three Airbus A350-900 passenger aircraft, financed through commercial loans.

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

During 2016, LATAM completed the acquisition of the following narrow body aircraft:

•	Seven Airbus 321-211 and one A320neo passenger aircraft, financed through sale and leaseback transactions.
•	Four Airbus 321-211 passenger aircraft, financed through the EETC facility.
•	One Airbus A320neo passenger aircraft, financed through commercial loans.

Narrow body aircraft financed through sale and leaseback transactions have lease terms of 12 years. These leases are denominated in U.S. dollars and have monthly payments. Aircraft financed through EETC are under the terms described under “Item 5. Operating and Financial Review and Prospects — F. Long Term Indebtedness — Secured Debt. The A320neo passenger aircraft financed through commercial loans has a Senior and Junior tranche, which have terms of 12 and 7 years, respectively.

The ECA-guaranteed loans have an advance rate equal to 80% of the net purchase price of the aircraft for a 12-year period, with the remaining 20% of the aircraft being financed by the Company’s available cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The LATAM Airlines Group board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called by the chairman of the board of directors. Extraordinary meetings can be called by the chairman, or when requested by one or more directors if the need for such a meeting is previously approved by the chairman, unless the meeting is requested by a majority of the directors, in which case the meeting must be held without the previous approval of the chairman.

The current board of directors was elected at the ordinary shareholders’ meeting held on April 27, 2017 and will hold office for two years.

The following are LATAM Airlines Group’s directors:

Directors	Position
Ignacio Cueto(1)	Director / Chairman
Carlos Heller(2)	Director
Juan José Cueto(1)	Director
Nicolás Eblen (3)	Director
Henri Philippe Reichstul	Director
Georges de Bourguignon	Director
Giles Agutter	Director
Eduardo Novoa	Director
Antonio Luiz Pizarro	Director

Senior Management	Position
Enrique Cueto(1)	CEO LATAM
Ramiro Alfonsín	CFO LATAM
Roberto Alvo	Senior VP Commercial LATAM
Claudia Sender	Senior VP Customers LATAM
Hernán Pasman	Senior VP Operations, Maitenance and Fleet LATAM
Emilio del Real	Senior VP Human Resources
Juan Carlos Menció	Senior VP Legal

(1)	Messrs. Ignacio, Enrique and Juan José Cueto are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder,” and are the LATAM Controlling Shareholders.
(2)	Mr. Carlos Heller is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”
(3)	Mr. Nicolás Eblen is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors were elected or reelected, as the case may be, on April 27, 2017 for a two-year term, which expires in April 2019.

Directors

Mr. Ignacio Cueto, has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017. Mr. Cueto’s career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Mr. Cueto became Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto later served as LAN’s CEO until April 2017. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2018, Mr. Cueto shared in the beneficial ownership of 169,248,377 common shares of LATAM Airlines Group (27.91% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Carlos Heller, joined the board of LAN in May 2010 and was re-elected to the Board of Directors of LATAM in April 2017. Mr. Heller has vast experience in retail, communications, transport and agriculture industries. Mr. Heller is president of Bethia S.A. (“Bethia”) (parent company of Axxion S.A. and Inversiones HS SpA). He is also President of the Boards of Falabella Retail S.A., Red Televisiva Megavision S.A., Club Hípico de Santiago S.A., Sotraser S.A., Blue Express S.A. and “Azul S.A.” concessionaire of the Corporación de Fútbol Profesional de la Universidad de Chile. On February 28, 2018, Mr. Heller indirectly held 33,367,357 ordinary shares of LATAM Airlines Group through Axxion S.A. and Inversiones HS Spa (5.50% of the shares of LATAM Airlines Group).

Mr. Juan José Cueto, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in April 2017. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Inversiones del Buen Retiro S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A., Valle Escondido S.A. and Fundación Colunga. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto Plaza, LATAM Airlines Group Executive Vice-President and LAN CEO, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2018, Mr. Cueto shared in the beneficial ownership of 169,248,377 common shares of LATAM Airlines Group (27.91% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Nicolás Eblen, has served on LATAM’s board of directors since April 2017. Mr. Eblen currently serves as CEO of Inversiones Andes SpA, a position he has held since 2010. In addition, he serves on the board of directors of Granja Marina Tornagaleones S.A., Río Dulce S.A., Patagonia SeaFarms Inc., SalmonChile A.G., and Sociedad Agrícola La Cascada Ltda. Mr. Eblen holds a Bachelor’s degree in Industrial Engineering, major in Computer Science from Pontificia Universidad Católica de Chile and a Master in Business Administration from Harvard Business School. As of February 28, 2018, the Eblen Group had the beneficial ownership of 35,945,199 common shares of LATAM Airlines Group (5.93% of LATAM Airlines Group’s outstanding shares). For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014 and was reelected to the board of directors of LATAM in April 2017. Mr. Reichstul has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to his roles as Administrative Board member of TAM and LATAM Group, he is also a member of the Board of Directors of Peugeot Citroen and chairman of the board of Fives, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline—Hertford College—Oxford University.

Mr. Georges de Bourguignon, has served on LATAM Airlines Group’s board of directors since September 2012 and was reelected to the board of directors of LATAM in April 2017. He is co-founder of Asset Chile S.A., a Chilean investment bank, where he was appointed chairman in January 2018. Currently, he also has a board seat in K+S Chile S.A.; Embotelladora Andina S.A.; and Asset AGF, as chairman. In the past, he has participated in various directories at public and private companies, and non-profit organizations as well. Between 1990 and 1993 he worked as Manager of Financial Institutions at Citibank N.A. in Chile and as a Professor of Economics at the Pontificia Universidad Católica de Chile where he earned a degree in Economics. Mr. de Bourguignon also has an MBA from the Harvard Business School.

Mr. Giles Agutter has served on LATAM Airlines Group’s board of directors since January 2017 and was reelected to the board of directors of LATAM in April 2017. Mr. Agutter is the owner and Chief Executive Officer of Southern Sky Ltd, an airline consultant company specializing in airline strategy, fleet planning, aircraft acquisition and aircraft financing. He is also currently a member of the Board of Directors of Air Italy. Mr. Agutter has had vast experience in advising airlines, including Qatar Airways, on significant Merger and Acquisition projects within the airline industry. Mr Agutter has a degree in Aerospace Engineering from Manchester University and he currently resides in England.

Mr. Eduardo Novoa has served on LATAM’s board of directors since April 2017. In addition, Mr. Novoa serves on the board of directors of Cementos Bio-Bio, Grupo Ecomac, ESSAL and is a member of the advisory board of STARS and Endeavor. He was also a member of the board of directors of Esval, Soquimich, Grupo Drillco, Techpack, Endesa-Americas, Grupo Saesa, Grupo Chilquinta, and several companies in the region that were subsidiaries of Enersis and AFP Provida. He has also been a member of the board of Amcham-Chile, the Association of Electric Companies, YPO-Chile, Chile Global Angels and several Start-Ups. Between 1990 and 2007 he was an executive of several companies such as CorpGroup, Enersis, Endesa, Blue Circle, PSEG and Grupo Saesa. Mr. Novoa has a Bachelor of Business and Administration from the Universidad de Chile and a Master in Business Administration from the University of Chicago. He has participated in executive programs at Harvard, Stanford and Kellogg and was professor of finance and economics at several universities in Chile.

Mr. Antonio Luiz Pizarro, has served on LATAM’s board of directors since April 2017. In addition, Mr. Pizarro serves on the board of directors of Banco Caixa Geral Brasil SA since 2009, TAM Aviação Executiva S.A. since 2012 and TAM S.A. since 2017. In 1995, Mr. Pizarro became CFO of Embraer, a position he held until 2008. He was also a member of the boards of directors of Solví Participacões S.A., Itapoá Terminais Portuários S.A, TAM S.A. and LM Wind Power do Brasil. Mr. Pizarro earned his mechanical engineering degree from Escuela Politécnica of Pontificia Universidad Católica de Rio de Janeiro and has a graduate degree in Finance from the Instituto Brasileiro de Mercado de Capitales.

 Senior Management

Mr. Enrique Cueto Plaza, is LATAM Airlines Group’s Chief Executive Officer (“CEO”) and has been in this position since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto is member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and Executive Member of the Latin American and Caribbean Air Transport Association (ALTA). Mr. Cueto is the brother of Messrs. Juan José and Ignacio Cueto, members of the board. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2018, Mr. Cueto jointly shared in the beneficial ownership of 169,248,377 common shares of LATAM Airlines Group (27.91% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Ramiro Alfonsín, is LATAM’s Chief Financial Officer (“CFO”), a position he holds since July 2016. Over the past 16 years, before joining LATAM, he worked for Endesa, a leading utility company, in Spain, Italy and Chile, having served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utility sector, he worked for five years in Corporate and Investment Banking for several European banks. Mr. Alfonsín holds a degree in business administration from Pontificia Universidad Católica de Argentina.

Mr. Roberto Alvo is Senior Commercial Vice President of LATAM since May 2017 being responsible of the Group’s passenger and cargo revenue management, with all the commercial units reporting to him. Previously, he was Senior Vice-President of International and Alliances at LATAM Airlines since 2015, and Vice-President of Strategic Planning and Development since 2008. Mr Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer, and holds an MBA from IMD in Lausanne, Switzerland.

Mrs. Claudia Sender, is the Senior Customers Vice-President of LATAM since May 2017. Previously, she served as TAM Airlines’ President since May 2013. Mrs. Sender joined the Company in December 2011, as Commercial and Marketing Vice-President. After June 2012, with the conclusion of TAM-LAN combination and the creation of LATAM Airlines Group, she became the head of Brazil’s Domestic Business Unit, and her functions were expanded to include TAM’s entire Customer Service structure. Prior to joining LATAM Airlines, she was Marketing Vice-President at Whirlpool Latin America for seven years. She also worked as a consultant at Bain & Company, developing projects for large companies in various industries, including TAM Airlines and other companies in the global aviation sector. She has a bachelor’s degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

Mr. Hernán Pasman, has been the Senior Vice-President of Operations, Maintenance and Fleet of LATAM airlines group since October, 2015. He joined LAN Airlines in 2005 as a head of strategic planning and financial analysis of the technical areas. Between 2007 and 2010, Mr. Pasman was the Chief operating officer of LAN Argentina, then, in 2011 he served as Chief Executive Officer for LAN Colombia. Prior to joining the company, between 2001 and 2005, Mr. Pasman was a consultant at McKinsey & Company in Chicago. Between 1995 and 2001, Hernan held positions at Citicorp Equity Investments, Telefonica de Argentina and Argentina Motorola. Mr. Pasman holds a Civil Engineering degree from ITBA (1995) and an MBA from Kellogg Graduate School of Management (2001).

Mr. Juan Carlos Menció, is Senior Vice President of Legal Affairs and Compliance for LATAM Airlines Group since September 1, 2014. Mr. Mencio previously held the position of General Counsel for North America for LATAM Airlines Group and its related companies, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LAN, he was in private practice in New York and Florida representing various international airlines. Mr. Mencio obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

Mr. Emilio del Real, is LATAM’s Senior Vice-President of Human Resources, a position he assumed in August 2005. Between 2003 and 2005, Mr. del Real was the Human Resources Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions at Unilever, including Human Resources Manager of Unilever Chile, and Manager of Training and Recruitment and Management Development for Latin America. Mr. del Real has a degree in Psychology from the Universidad Gabriela Mistral.

B. Compensation

In 2017, the Company paid its principal executives (executives who define the Company’s policies and major guidelines and who directly affect the results of the business, including Vice-Presidents, Chief Executives and Senior Directors) the total gross remuneration of US$69.2 million.

Under Chilean law, LATAM Airlines Group must disclose in its annual report details of all compensation paid to its directors during the relevant fiscal year, including any amounts that they received from LATAM Airlines Group for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the CMF, the Chilean securities regulator, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participated in any stock option plans.

LATAM Airlines Group’s directors are paid 60 UF per meeting (120 UF for the chairman of the board) and 48 UF for attendance to the subcommittee of Directors meetings. LATAM Airlines Group also provides certain benefits to its directors and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our directors to provide benefits upon termination of employment.

As set forth in further detail in the following table, in 2017 the members of our board of directors, including directors who were members of the Board until April 27, 2017, received fees and salaries in the aggregate amount of US$385,147.

Board Members	Fees (US$)(1)
Ignacio Cueto Plaza	48,650
Mauricio Rolim Amaro	6,290
Ramon Eblén Kadis	17,017
Juan Gerardo Jofré Miranda	17,017
Henri Philippe Reichstul	26,095
Juan José Cueto Plaza	36,236
Carlos Heller Solari	14,842
Georges de Bourguignon Arndt	71,662
Antonio Luiz Pizarro	22,146
Eduardo Novoa Castellón	56,645
Nicolás Eblén Hirmas	54,645
Giles Agutter	15,902

Total	385,147

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

The above-mentioned directors were elected to the LATAM board of directors in April 27, 2017, with the exception of Mauricio Rolim Amaro, Ramón Eblén Kadis and Juan Gerardo Jofré Miranda, who were members of the board of directors until April 27, 2017.

As required by Chilean law, LATAM Airlines Group makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in April 2019. See “—Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporation Law, LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person Board of Directors’ Committee, which, among other duties, is responsible for:

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

As of December 31, 2017, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2017, the committee members were Mr. Eduardo Novoa Castellón, Mr. Nicolás Eblen Hirmas and Mr. Georges de Bourguignon. We pay each member of the committee 80 UFs per monthly assistance to meetings.

Other LATAM Board Committees

LATAM’s board of directors also has established four other committees to review, discuss and make recommendations to our board of directors. These include a Strategy Committee, a Leadership Committee, a Finance Committee and a Customers and Businesses Committee. The Strategy Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. Finally, the Customers and Businesses Committee is responsible for setting the competitive strategies of the Customers and Commercial Vice Presidencies with a focus on sales, marketing, network and fleet initiatives, customer experience and revenue management.

On June, 2014 LATAM’s board of directors established a Risk Committee to oversee the creation, implementation and management of a risk matrix for the Company.

Corporate Governance Practices

On March 30, 2018, LATAM Airlines Group filed the Company’s Corporate Practices Report prepared according to General Rule N° 385, previously N°341, of the Securities and Insurance Commission issued June 8, 2015. The reporting obligation stipulated in this rule is for practices in place as of December 31st of each year and the report must be presented no later than March 31st of the following year.

The report provided each year to the Commission must cover the following subjects:

•	how the Board works;

•	the relationship between the company, shareholders and the public in general;

•	how senior officers are replaced and compensated; and

•	the definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees ending the period	As of December 31,
	2017(1)	2016	2015
Administrative	6,922	8,010	9,118
Sales	3,332	4,235	5,022
Maintenance	4,742	4,895	5,990
Operations	15,126	15,924	16,878
Cabin crew	9,016	8,970	9,383
Cockpit crew	3,957	3,882	4,022
Total	43,095	45,916	50,413

(1)	At December 31, 2017, approximately 52% of our employees worked in Brazil, 27% in Chile, 19% in other Latin American countries and 3% in the rest of the world.

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

2.	Compensation plan 2016-2018

The Company implemented a long-term retention plan for executives, with an end date of December 2018 and a vesting period between October 2018 and March 2019. The plan contemplates an extraordinary bonus to be paid in cash, whose calculation formula based on the variation of the value of the Company’s shares over time.

3.	Subsidiaries compensation plans

a.	Multiplus S.A., a subsidiary of TAM S.A., has outstanding stock options at December 31, 2017, which amounted to 316,025 shares of Multiplus S.A. (at December 31, 2016, the distribution of outstanding stock options amounted to 394,698 shares of Multiplus S.A.).

b.	In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 shares of Multiplus S.A.

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

Chile

As a general labor relations policy in Chile, we negotiate labor contracts with unions in anticipation of their scheduled expirations. As a non-negotiable clause, all collective bargaining agreements are signed for the maximum legal term, namely, four years. During 2017, LATAM did not have scheduled negotiations with its unions, but participated in anticipated collective bargaining negotiations with the following unions: LAN Express Cabin Crew Union and LAN Cabin Crew Union, with whom the Company has not yet reached an agreement but is expected to be concluded in 2018. In addition, during 2018 LATAM has a scheduled negotiations with LATAM Cargo pilots.

Ecuador

Three employee associations were formed in 2012, including pilots, other general employees but composed mostly of maintenance employees and other composed mostly by employees of airport administration. In November 2015, the Company signed a voluntary agreement with the association of pilots, in force until July 2019. The Company expects to participate in an anticipated negotiation with its pilots during 2018.

Additionally, in 2011 a union previously exclusive to cabin crew employees was integrated into the general employees union. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than 50% of our employees eligible for membership are members of this union.

Argentina

In Argentina, 83% percent of LATAM employees are affiliated with at least one of eight unions.

In November 2017 we started to negotiate the annual adjustment for inflation with the eight unions, which we conluded in January 2018.

In 2017 we succeeded in implementing the Company’s planned changes to reduce operational labor and overhead costs, without significant protests or union intervention. During 2018 Argentina will continue working on different initiatives based on productivity and efficiency avoiding conflicts or strikes

Colombia

In Colombia we have five different unions. The company held negotiations with: (i) the Technicians Union (ACMA), in 2014, and reached an agreement that will be in force until June of 2018, (ii) the Cabin Crew Union (ACAV), in 2014, and reached an agreement that will be in force until December of 2018, (iii) the Industrial Union of Aviation Workers (SINTRATAC), in June 2016, and reached an agreement that will be in force until May of 2018, and (iv) the pilots’ union, ACDAC, in an arbitral hearing during the last quarter of 2017.

Peru

In Peru, there are six unions representing workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements have a term of four years.

In 2017, LATAM Airlines Peru continued negotiations with the pilots union, and during 2017 negotiations began with the aeronautical technicians union (March) and the cabin crew union (August). These three negotiations are expected to conclude with a collective agreement in the first half of 2018.

During 2018, LATAM Airlines Peru will begin negotiations with the union of aircraft technicians and coordinators of ground operations (January), the airport workers union (March) and the flight dispatchers union (August). The negotiations are expected to conclude with a collective agreement in December 2018.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year (in respect of the economic terms) and for two years (in respect of social terms). LATAM Airlines Brazil has historically negotiated collective bargaining agreements with ten unions in Brazil—one crew flight union, which represents pilots, copilots and flight attendants, and nine ground staff unions. In December 2017, LATAM Airlines Brazil renegotiated collective bargaining agreements with all the unions, which included a wage increase of 2.45%, in line with the inflation rate of the last 12 mounths plus 0.5 percentile points above inflation. For ground staff workers with salaries up to ten thousand dollars, the increase was R$ 245.00.

E. Share Ownership

As of December 31, 2017, the members of our Board of Directors and our executive officers as a group owned 39.3% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—D.Employees—Long Term Incentive Compensation Program.”

ITEM 7.	CONTROLLING SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mr. Ignacio Cueto Plaza (Chairman of the Board of LATAM), Mr. Enrique Cueto Plaza (the CEO LATAM) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of February 28, 2018 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 27.91% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. In connection with our combination with TAM, members of the Cueto Group (which we also refer to collectively as the “LATAM Controlling Shareholders”) entered into a shareholder’s agreement with the Amaro Family, acting through TEP Chile, and TEP Chile entered into shareholder’s agreements with LATAM and TAM. See “—Shareholders’ Agreements.”

Following the combination with TAM, the Amaro Group became a major shareholder of LATAM Airlines Group. Through their 100% ownership of TEP Chile and majority ownership of the voting shares of Holdco I, which in turn owns 100% of the common shares of TAM, the Amaro Group, are controlling shareholders of TAM. This is the case even though LATAM is entitled to substantially all the economic rights arising from the operations of TAM by virtue of LATAM’s ownership of 100% of Holdco I and TAM non-voting shares. Please see Item 4. Information on the Company – History and Development of the Company. As of February 28, 2018, the Amaro Group owned 2.58%(2) of LATAM Airlines Group’s common shares. The terms of the shareholders’ agreement among the Amaro Group, LATAM and the LATAM Controlling Shareholders require the LATAM Controlling Shareholders and the Amaro Group to vote to elect individuals nominated to our board of directors in accordance with the direct and indirect shareholder interests in LATAM. See “—Shareholders’ Agreements.”

In addition to the Cueto Group and the Amaro Group, three other groups or entities are major shareholders of LATAM. As of February 28, 2018, the Eblen Group, which includes our director Nicolás Eblen Hirmas, owned 5.93% of our common shares; the Bethia Group, which includes our vice-president of the Board of Directors Carlos Heller Solari, owned 5.50% of our common shares; and Qatar Airways Investments (UK) Ltd., whose nominee Giles Agutter, one of our directors, owned 10.03%(4) of our common shares.

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of February 28, 2018, by our controlling shareholders, other major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of February 28, 2018)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group(1)	169,248,377	27.91%
Costa Verde Aeronautica S.A(2) (3)	88,259,650	14.55%
Inversiones Costa Verde Aeronautica Tres SpA	35,300,000	5.82%
Inversiones Nueva Costa Verde Aeronautica Ltda.	23,578,077	3.89%
Costa Verde Aeronautica SpA	12,000,000	1.98%
Others	10,110,650	1.67%

Qatar Airways(4)	60,837,452	10.03%
Qatar Airways Investments (UK) Ltda.	60,837,452	10.03%

Eblen Group.	35,945,199	5.93%
Inversiones Andes SpA.	17,146,529	2.83%
Inversiones Andes II SpA	8,000,000	1.32%
Inversiones PIA SpA.	5,403,804	0.89%
Comercial las Vertientes SpA	5,394,866	0.89%

Bethia Group.	33,367,357	5.50%
Axxion S.A.	18,473,333	3.05%
Inversiones HS SpA.	14,894,024	2.45%

Amaro Group (2)(3)	15,615,113	2.58%
TEP Chile S.A.	15,615,113	2.58%

All other minority shareholders	291,394,195	48.05%

Total	606,407,693	100.00%

(1)	The ownership figures for the Cueto Group in this table exclude shares held directly by TEP Chile S.A. which are subject to the shareholders’ agreements described below.
(2)	Members of the Amaro Group also hold a 21.88% economic interest in Costa Verde Aeronáutica S.A.
(3)	The ownership figures for the Amaro Group in this table exclude shares held by the Cueto Group which are subject to the shareholders’ agreements described below.
(4)	Qatar owns 9.999999918% of total issued shares of LATAM.

As of February 28, 2018, 3.98% of our capital stock was held in the form of ADSs. Chilean pension funds held 21.75% of our capital stock and other minority investors held 22.33% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2018, we had 1,476 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

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

This section describes the key provisions of the control group shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement. The description of the LATAM Airlines Group-TEP shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F is qualified in its entirety by reference to the full text of such shareholders’ agreements, which has been filed as exhibit to this annual report on Form 20-F.

Composition of the LATAM Airlines Group Board

Since April 2017, there are no restrictions in the control group shareholders’ agreement nor in the LATAM Airlines Group-TEP shareholders’ agreement regarding the composition of LATAM Airlines Group’s board of directors. Therefore, once elected in accordance with Chilean regulation, members of the LATAM Airlines Group’s board of directors have the right to appoint any member as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with the LATAM Airlines Group’s by-laws. Accordingly, on May, 2017, Mr. Ignacio Cueto Plaza was elected as President of the Board.

Also, on April, 2017, Mr. Maurício Rolim Amaro resigned to the LATAM Airline’s Group’s Board of Directors. Also in April 2017, Mr. Reichstul was re-elected to the Board of Directors with the favorable vote of TEP Chile S.A. pursuant to applicable regulations.

Management of the LATAM Airlines Group

Mr. Enrique Cueto Plaza has served as CEO of LATAM (“CEO LATAM”) since June 2012. The CEO LATAM is the highest ranked officer of LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is charged with the general supervision, direction and control of the business of the LATAM Airlines Group and certain other responsibilities set forth in the LATAM Airlines Group-TEP shareholders’ agreement. After any departure of the current CEO LATAM, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

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

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both LATAM and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

•	to approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;
•	to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company and its subsidiaries to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plan then in effect, with respect to actions affecting the cash flow statement;
•	to create, dispose of or admit new shareholders to any subsidiary of the relevant company, except to the extent expressly contemplated in the approved plans;
•	to approve the acquisition, disposal, modification or encumbrance by any TAM company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

•	to approve any investment in assets not related to the corporate purpose of any TAM company, except to the extent expressly contemplated in the approved plans;
•	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;
•	to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;
•	to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;
•	to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;
•	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;
•	to approve any financial statements, amendments, or any accounting, dividend or tax policy of the relevant company;
•	to approve the grant of any security interest or guarantee to secure obligations of third parties;
•	to appoint executives other than the Holdco I CEO or the TAM Director or to re-elect the then current TAM CEO or TAM CFO; and
•	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

•

to approve any amendments to the by-laws of any relevant company or its subsdiaries in respect to the following matters: (i) corporate purpose; (ii) corporate capital; (iii) the rights inherent to each class of shares and its shareholders; (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors; (v) changes in the number of directors or officers; (vi) the term; (vii) the change in the corporate headquarters of a relevant company; (viii) the composition, attributions and liabilities of management of any relevant company and (ix) dividends and other distributions;

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
•

if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement, then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LATAM Controlling Shareholders, which we refer to as a “directed vote.”

The parties to the Holdco I shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

Pursuant to the control group shareholders’ agreement, the LATAM Controlling Shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LATAM Airlines Group common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LATAM Airlines Group common shares, neither the LATAM Controlling Shareholders nor TEP Chile were permitted to sell any of their LATAM Airlines Group common shares, and TEP Chile was not permitted to sell its voting shares of Holdco I, until June 2015. Since then, sales of LATAM Airlines Group common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. On or after December 31, 2021, TEP Chile may sell all of its LATAM Airlines Group common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the LATAM Controlling Shareholders, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LATAM Controlling Shareholders have agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to LATAM for the same consideration paid for such shares.

In addition, TEP Chile may sell all LATAM Airlines Group common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LATAM Airlines Group held at least 12 months apart and LATAM Airlines Group has not yet fully exercised its conversion option described below. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the LATAM Controlling Shareholders is not elected to the board of directors of LATAM Airlines Group.

In addition, after December 31, 2021 and after the occurrence of the full ownership trigger date (as described below under the “—Conversion Option” section), TEP Chile may sell all or any portion of its LATAM Airlines Group common shares, subject to (x) a right of first offer in favor of the LATAM Controlling Shareholders and (y) the restrictions on sales of LATAM Airlines Group common shares more than once in a 12-month period.

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

B. Related Party Transactions

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our controlling shareholders. In the ordinary course of our business we render to and receive from related companies services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 33 to our audited consolidated financial statements for the fiscal year ended December 31, 2017.

On August 2, 2016, the Board of Directors approved the Policy on Control of Related-Party Transactions of LATAM Airlines Group S.A. and its subsidiaries, which states:

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

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-131.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. The following is a description of all the material legal and arbitration proceedings.

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and Conselho Administrativo de Defesa Econômica (“CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation. On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$10.9 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overtuned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgement by the European Court of Justice. On 17 March 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine. On May 31, 2017 LAN Cargo and LATAM requested the annulment of this EC decision to the General Court of the European Union. On December 2017 LAN Cargo and LATAM presented their arguments for this annulment. LATAM expects a favorable decision by the General Court of the European Union at this time.

On September 3, 2013, CADE published its decision to impose a fine of US$51.0 million against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.0 million and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$ 9.823,135 (based on an exchange rate of US$ 1 = R$ 3.3080). CADE also reduced the fines against ABSA’s Director and employees to US$ 247,896 and US$ 123,040, respectively (also based on an exchange rate of US$ 1 = R$ 3.3080). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In the light of said pending judicial appeal, we cannot predict the ultimate outcome of this matter at this time.

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

In the case of the DOJ, the agreement took the form of a Deferred Prosecution Agreement (“DPA”), pursuant to which the DOJ will dismiss the charges after the expiration of a three-year period if LATAM complies with all terms of the DPA. Pursuant to the DPA, LATAM has admitted that the accounting for the payments made to the consultant in Argentina was incorrect and that, at the time that such payments were made (2006-2007), it lacked adequate internal controls. LATAM has also accepted an independent consultant, for 27 months, whose function will be to monitor, evaluate, and report to the DOJ on the effectiveness of LATAM’s compliance program. LATAM also committed to reporting to the DOJ on the effectiveness of the aforementioned compliance program for 9 months after the work of the independent consultant is finished. Lastly, LATAM paid a fine of US$12,750,000 to the DOJ.

The settlement with the SEC included the issuance by the SEC of a cease-and-desist order, which is an administrative order closing the investigation whereby LATAM has accepted certain obligations and statements of fact. The order also refers to the obligations related to the monitorship agreed under the DPA with the DOJ. LATAM paid a fine of US$6.74 million and interest of US$2.69 million.

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

Insurance coverage has been sufficient to cover the liabilities arising from an accident that occurred in July 2007 involving an Airbus A320 aircraft from TAM Linhas Aereas. Settlements have been made directly between the insurance company and the victims’ families. As of December 31, 2013, approximately 196 settlements have occurred and others are under negotiation between the insurance company and victims’ families. Management believes that the insurance coverage is adequate and that LATAM Airlines Brazil will not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM’s obligation to pay damages.

Tax related

TAM Linhas Aereas and other plaintiffs filed an ordinary action with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). In 2004 and 2011, the INSS issued an assessment notice tolling the Statute of Limitations of the social security credit as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The administrative proceedings have been suspended until completion of the judicial process. The approximate adjusted value of this proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, the chance of losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of US$100.2 million (R$ 331 million) related to the TAM’s part as of December 31, 2017, pending the final outcome of the matter.

TAM Linhas Aereas is a plaintiff in an action filed against the Brazilian government in 1993 seeking damages for the break-up of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The estimated value of the action on December 31, 2017 is MUS$240.3 (R$795million). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is probable. We have not recognized these credits in our financial statements and will only do so if and when the aforementioned decision is final.

TAM Linhas Aereas filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. A decision by the superior court is pending. The amount of potential recovery is indeterminate at this time.

In addition, one administrative proceeding had been filed against TAM Linhas Aéreas concerning the alleged failure to pay an Industrialized Products Tax (“IPI”) and Import Tax (“II”) due on imported aircraft. In response, we filed the appropriate challenges on the basis that no federal tax should be payable on the imported aircraft because it is leased aircraft. The total amount involved in this administrative proceeding is MUS$2.33 (R$7.7 million) as of December 31, 2017. The administrative proceeding awaits a decision. In the opinion of our legal advisors, the chance of losing in this proceeding is possible.

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), and a fine of 150% and interest was imposed on TAM. In summary, the RFB intends to require IRPJ and CSLL on the alleged capital gain earned by TAM S/A, as a result of the reduction of the capital stock of the controlled company Multiplus S/A. On December 31, 2017 the updated amount of the assessment and fees discussed was approximately MUS$148.73 (R$ 492 million). These tax proceedings are currently in process and subject to review by the Administrative Superior Court (CARF) and awaiting final administrative decision.

A tax assessment was issued by the Sao Paulo Municipality in order to charge tax (ISS) on tour packages sold by Fidelidade Viagens e Turismo S/A between 2010 and 2015. On December 31, 2017 the updated amount of the assessment discussed was approximately MUS$108.22 (R$ 358 million). The Company believes that a favorable outcome is not likely. These tax proceedings are currently in a judicial discussion (Annulatory Action filed in January 2018).

A tax assessment of PIS/COFINS credits was issued by the Brazilian IRS on International Air Freight Shipping Services in the amount of MUS$73.76 (R$244 million) as of December 31, 2017. The possible outcome in this case is likely to be unfavorable and a penalty of MUS$60.78, (R$168 million) is expected. These tax proceedings are currently in process and subject to review by the Administrative Superior Court (CARF) awaiting final administrative decision.

It is important to highlight that TAM Linhas Aereas has other relevant legal cases involving tax issues.

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

A. Offer and Listing Details

The principal trading market for our common shares is the Santiago Stock Exchange (“SSE”). The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs have been listed on the NYSE under the symbol “LFL” since November 7, 1997. On May 15, 2017, LATAM changed the symbol of its ADSs listed on the NYSE from “LFL” to “LTM”, as well as its shares listed on the SSE form “LAN” to “LTM”. The common shares also trade on the Bolsa de Valores de Valparaíso and the Bolsa Electrónica de Chile. The outstanding ADSs are identified by the CUSIP number 501723100. The following table sets forth, for the periods indicated, the high and low closing sale prices on the SSE for the common shares and the high and low closing prices on the NYSE for the common shares represented by ADSs. The information set forth in the table below reflects actual historical amounts and has not been restated in constant Chilean pesos.

	Ch$ per Common Share		US$ per ADS
Period	Low	High	Low	High

2013	5,967.3	11,755.4	11.62	24.84

2014	6,533.3	8,791.6	10.60	16.36

2015	3,270.2	7,198.3	4.64	11.82

2016
Quarters:
First	3,276.4	4,730.5	4.49	7.00
Second	4,163.5	4,893.4	5.86	7.40
Third	4,350.6	5,855.8	6.53	8.96
Fourth	5,341.6	6,460.4	8.18	9.86

Annual:
Annual 2016	3,276.4	6,460.4	4.49	9.86

2017
Quarters:
First	5,574.1	8,759.0	8.18	13.24
Second	7,298.5	8,810.0	10.97	13.62
Third	7,387.0	8,950.0	11.04	14.40
Fourth	7,924.0	8,887.2	12.08	14.48

Months:
September	7,960.2	8,950.9	12.78	14.40
October	8,454.4	8,887.2	13.33	14.03
November	8,128.4	8,856.0	12.65	14.48
December	7,924.0	8,773.1	12.08	13.95

Annual:
Annual 2017	5,574.1	8,950.9	8.18	14.48

2018
Months:
January	8,662.5	10,467.0	14.27	17.19
February	9,183.6	10,299.0	15.47	17.13
March	9,131.0	9,761.2	14.91	16.34

Source: Bloomberg

As of December 31, 2017, a total of 606,407,693 million common shares were outstanding, including common shares represented by ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Trading

Chile

The Chilean stock market, which is regulated by the CMF under Law 18,045 of October 22, 1981, as amended, which we refer to as the Securities Market Law, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.

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

General

Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws and the Chilean Corporation Law. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that the provisions of the Chilean Corporation Law take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, a recent legal amendment has forbidden certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Law sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Law defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the CMF, either voluntarily or pursuant to a legal obligation. In addition, Article 5 of the Chilean Securities Market Law indicates which corporation’s shares must be registered with the Securities Registry:

•	one with 500 or more shareholders; and
•	one in which 100 or more shareholders own at least 10% of the subscribed capital (excluding any direct or indirect individual holdings exceeding 10%).

The framework of the Chilean securities market is regulated by the CMF under the Securities Market Law and the Chilean Corporation Law, which imposes certain disclosure requirements, restricts insider trading, prohibits price manipulation and protects minority investors. In particular, the Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for corporations that issue publicly offered securities.

Ownership Restrictions

Under Articles 12 and 20 of the Securities Market Law and General Rule 269 issued by the SVS in 2009, certain information regarding transactions in shares of publicly held corporations must be reported to the CMF and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, the beneficial owners of ADSs that directly or indirectly hold 10% or more of the subscribed capital of LATAM Airlines Group, or that reach or exceed such percentage through an acquisition, are required to report to the CMF and the Chilean stock exchanges, the day following the event:

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

Under Article 54 of the Securities Market Law and under CMF regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly traded company, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. In the first place, the potential acquiror must send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the CMF and the Chilean stock exchanges on which the target’s securities are listed, stating, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations. Subsequently, the potential acquiror must also inform the public of its planned acquisition by means of a publication in two Chilean newspapers with national distribution and by uploading such notice to the acquiror’s website, if available. Both requirements shall be met at least ten business days prior to the date on which the acquisition transaction is to close, and in any event, as soon as negotiations regarding the change of control have been formalized or when confidential information or documents concerning the target are delivered to the potential acquiror. The notices must state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

Title XXV of the Securities Market Law on tender offers and CMF regulations provide that the following transactions shall be carried out through a tender offer:

•	an offer which allows the taking control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

•

an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock-exchange-business-day period between the 30th and the 90th stock-exchange-business-days immediately preceding the acquisition); and

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

Chilean law recognizes the right of corporations to issue common and preferred shares. To date, we have issued and are authorized by our shareholders to issue only common shares. Each share of stock is entitled to one vote. Pursuant to one employee compensation plan approved by extraordinary shareholders’ meeting held on June 11, 2013, the issuance of the shares for this compensation plan has been authorized but has not been made effective.

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

The Chilean Corporation Law sets forth a number of exceptions to the foregoing rules. In the following situations, transactions with related parties may be carried out without complying with the foregoing rules: (i) if a transaction does not involve a substantial amount (it is deemed that a transaction does not involve a substantial amount if it does not exceed 1.0% of the net worth of the company and does not exceed the equivalent of 2,000 UF or approximately US$89,238 as of the date of this annual report on Form 20-F) unless such a transaction exceeds 20,000 UF (for this calculation all similar transactions carried out within a consecutive 12-month period between the same parties or for the same subject matter, shall be deemed as a single transaction), (ii) transactions which according to the policies determined by the board of directors, are deemed to be within the ordinary course of business (the determination of such policies shall be disclosed as a material fact and made available to shareholders), and (iii) if the counterparty is an entity in which the publicly-traded company has, directly or indirectly, at least a 95.0% ownership. As per the exemption indicated in (ii) above, on December 29, 2009, the Board of Directors of LATAM Airlines Group established policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.

 Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on April 27, 2017, and the most recent ordinary annual meeting of our shareholders was held on April 27, 2017.

Extraordinary shareholders’ meetings may be called by the board of directors, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the CMF. In addition, as from January 1, 2010 there are two new rules in this regard: (i) the CMF may directly call for an extraordinary shareholders’ meeting in case of a publicly-traded company, and (ii) any kind of shareholders’ meeting may be self-convened and take place if all voting shares attend, regardless of the fulfillment of the notice and other type of procedural requirements.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Chilean Official Gazette pursuant to legal requirements. The first notice must be published not less than 15 days and not more than 20 days in advance of the scheduled meeting. Notice also must be mailed not less than 15 days in advance of the meeting to each shareholder and to the CMF and the Chilean stock exchanges. Currently, we publish our official notices in the newspaper La Tercera (available online at www.latercera.com).

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

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than 15 business days of the scheduled shareholder’s meeting, the board of directors of a publicly held corporation is required to send to every shareholder notice by regular mail, a notice containing a reference to the issues that will be discussed, together with instructions to obtain all the appropriate documentation regarding those issues, and publish such notice on its website. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights” below.

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions or if any of the situations enumerated below takes place, dissenting or affected shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are a debtor in a bankruptcy liquidation proceeding, or if we are subject to a reorganization agreement approved in accordance with Chilean law No. 20,720, unless such agreement allows the right to withdraw, or unless it is terminated by the issuance of a liquidation resolution. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

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

The price paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the event giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the CMF determines that the shares are not shares actively traded on a stock exchange (acciones de transacción bursátil), the price paid to the dissenting shareholder is the book value. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions and situations that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company;
•	the merger of the company with or into another company;
•	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;
•	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;
•	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;
•	the conveyance of shares of a subsidiary which entails the transfer of control;
•	the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;
•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;
•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;
•	resolutions of the shareholders’ meeting approving the decision to make private a public corporation in case the requirements set forth in “—General” cease to be met;
•	if a publicly-traded company ceases to be obligated to register its shares in the Securities Registry of the CMF, and an extraordinary shareholders’ meeting agrees to de-register the shares and finalize its disclosure obligations mandated by the Corporation Law;
•	if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and
•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

In addition, shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender offer for the remaining shares within 30 days after acquisition.

Under article 69 bis of the Chilean Corporation Law, the right to withdraw also is granted to shareholders (other than pension funds that administer private pension plans under the national pension law), under certain terms and conditions, if a company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69 bis undertaken by the company or the Chilean government that affect negatively and substantially the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the company within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 bis, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the company’s shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If, as previously described, the CMF determines that the shares are not actively traded on a stock exchange, the price shall be the book value calculated as described above.

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

C. Material Contracts

Table of Material Contracts for the Purchase of Aircrafts

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Boeing 767-300 Fleet

Purchase Agreement No. 2126 with the Boeing Company	January 30, 1998	➢ Boeing 767-300 passenger aircrafts (2)	US$200,000,000

Supplemental Agreement No. 16 to Purchase Agreement No. 2126	November 11, 2004	➢ Boeing 767-300 passenger aircrafts (3) ➢ Boeing 767-300 freighter aircraft (1)	US$140,000,000

Supplemental Agreement No. 20 to Purchase Agreement No. 2126	April 28, 2005	➢ Boeing 767-300 passenger aircraft (1) ➢ Boeing 767-300 freighter aircrafts (2)	US$300,000,000

Supplemental Agreement No. 21 to Purchase Agreement No. 2126	July 20, 2005	➢ Boeing 767-300 passenger aircrafts (3)	US$410,000,000

Supplemental Agreement No. 22 to Purchase Agreement No. 2126	March 31, 2006	➢ Boeing 767-300 (3) ➢ Converted two (2) Boeing 767-300 freighter aircrafts to two (2) Boeing 767-300 passenger aircrafts	US$430,000,000

Supplemental Agreement No. 23 to Purchase Agreement No. 2126	December 14, 2006	➢ Boeing 767-300 passenger aircrafts (3)	US$460,000,000

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Supplemental Agreement No. 24 to Purchase Agreement No. 2126	November 10, 2008	➢ Boeing 767-300 passenger aircrafts (4) ➢ Two (2) aircrafts delivered in 2011, and two (2) aircrafts delivered in 2012 ➢ Two purchase rights for Boeing 767-300 aircraft	US$636,000,000

Supplemental Agreement No. 28 to the Purchase Agreement No. 2126	March 22, 2010	➢ Accelerate the delivery of ten 787-8 aircraft, substitute four aircraft from 787-9 to 787-8 and substitute three 767-316ER to 767-316F freighter aircraft

Supplemental Agreement No. 29 to the Purchase Agreement No. 2126	November 10, 2010	➢ Accelerate the delivery of three Aircraft and substitute those three aircraft from 767-316F to 767-316ER.

Supplemental Agreement No. 30 to Purchase Agreement No. 2126	February 15, 2011	➢ Boeing 767-300 passenger aircrafts (3) ➢ Delivery was scheduled to take place in 2012	US$510,000,000

Supplemental Agreement No. 31 to Purchase Agreement No. 2126	May 10, 2011	➢ Boeing 767-300 passenger aircrafts (5) ➢ Four purchase rights for Boeing 767-300 passsenger aircraft ➢ Delivery was scheduled to take place in 2012	US$780,000,000

Supplemental Agreement No. 32 to Purchase Agreement No. 2126	December 22, 2011	➢ Exercise two purchase options for Boeing 767-300 aircrafts (2) ➢ Delivery was scheduled to take place in 2012 ➢ Remaining purchase options deleted	US$340,000,000

Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	➢ Boeing 787-8 aircrafts (18) ➢ Boeing 787-9 aircrafts (8) ➢ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018	US$3,200,000,000

Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	➢ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.

Supplemental Agreement No. 2 to the Purchase Agreement No. 3256	July 8, 2010	➢ Advance scheduled delivery date of two Boeing 787-8 aircraft.

Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	➢ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	➢ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.

Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	➢ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.

Supplemental Agreement No. 5 to the Purchase Agreement No. 3256	July 3, 2015	➢ Reschedule the delivery date of one Boeing 787-8 aircraft.

Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	➢ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.

Supplemental Agreement No. 7 to the Purchase Agreement No. 3256	December 20, 2016	➢ Reschedule the delivery of four Model 787-9 Aircraft and document the actual delivery months for two Model 787-9 Aircraft in 2019.

Supplemental Agreement No. 8 to Purchase Agreement No. 3256	July 28, 2017	➢ Reschedule the delivery of two Model 787-9 Aircraft and document the actual delivery months for two Model 787-9 Aircraft in 2019

Supplemental Agreement No. 8 to Purchase Agreement No. 3256	December 7, 2017	➢ Reschedule the delivery of two Model 787-9 Aircraft

Boeing 777 Freighter Fleet
Purchase Agreement No. 3194 with the Boeing Company	July 3, 2007	➢ Boeing 777 freighter aircrafts (2) ➢ Delivery was scheduled to take place in 2011 and 2012	US$545,000,000

Letter Agreement 6-1162-KSW-6454R2 to the Purchase Agreement No. 3194	March 22, 2010	➢ Transfer two purchase rights from Purchase Agreement No. 2126 to Purchase Agreement No. 3194.

Supplemental Agreement No. 2 to Purchase Agreement No. 3194	November 2, 2010	➢ Exercise purchase option for Boeing 777 freighter aircraft (1)	US$280,000,000

Supplemental Agreement No. 3 to the Purchase Agreement No. 3194	September 22, 2011	➢ Advance the scheduled delivery date of one firm Boeing 777 freighter aircraft during 2012.

Supplemental Agreement No. 4 to the Purchase Agreement No. 3194	August 9, 2012	➢ Reflect the configuration of the aircraft covered under such Purchase Agreement.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	➢ Airbus A320-Family aircrafts (5)	US$230,000,000

Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	➢ Exercise three purchase rights for Airbus 319 aircraft, among other things.

Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	➢ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.

Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007

➢    Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.

➢    According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	➢ Airbus A320-Family aircrafts (30)	US$2,000,000,000

Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	➢ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.

Amendment No. 7 to the Second A320-Family Purchase Agreement	May 19, 2010	➢ Advance the scheduled delivery date of three aircraft.

Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	➢ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.

Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	➢ Airbus A320-Family aircrafts (50)	US$2,600,000,000

Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	➢ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.

Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	➢ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.

Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	➢ Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	➢ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.

Amendment No. 14 to the Second A320-Family Purchase Agreement	March 31, 2014	➢ Covering the rescheduling of the scheduled delivery date of one Aircraft.

Amendment No. 15 to the Second A320-Family Purchase Agreement	May 16, 2014	➢ Covering the rescheduling of the scheduled delivery month of certain Aircraft.

Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	➢ Covering cancellation and substitution of certain Aircraft.

Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	➢ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.

Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	➢ Covering the substitution of certain Aircraft.

Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	➢ Airbus 320 NEO Family aircraft (20) ➢ Delivery scheduled to take place in 2017 and 2018	US$1,700,000,000

Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	➢ Covering the advancement of the date by which LATAM selects the propulsion systems.

Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	➢ Covering the order of incremental A320 NEO Aircraft.

Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	➢ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.

Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	➢ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft

Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	➢ Changes in the technical specifications of the aircraft to be received under this agreement.

Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	➢ Covering the cancellation of the delivery of four A320 NEO Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	➢ Airbus A320-Family aircrafts (31) ➢ Airbus A330-200 aircrafts (6) ➢ Delivery was scheduled to take place between 2007 and 2010	US$3,300,000,000

New Purchase Agreement with Airbus S.A.S.	January 2008	➢ Airbus A320-Family aircrafts (20) ➢ Airbus A330-200 aircrafts (4) ➢ Delivery was scheduled to take place between 2007 and 2014	US$2,140,000,000

New Purchase Agreement with Airbus S.A.S.	July 2010	➢ Airbus A320-Family aircrafts (20) ➢ Delivery was scheduled to take place between 2014 and 2015	US$1,450,000,000

New Purchase Agreement with Airbus S.A.S.	October 2011	➢ Airbus A320-Family aircrafts (10) ➢ Airbus A320 NEO Family aircrafts (22) ➢ Delivery scheduled to take place between 2016 and 2018 ➢ Ten option rights for Airbus A320 NEO Family aircraft	US$1,730,000,000

Amendment No. 12 to the A320/A330 Purchase Agreement	January 2012	➢ Reschedule the delivery dates of certain aircraft.

Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	➢ Convert the aircraft type of A320 family aircraft.

Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	➢ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.

Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	➢ Changes to the scheduled delivery month of certain A320 Family Aircraft.

Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	➢ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.

Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	➢ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.

Amendment No. 19 to the A320/A330 Purchase Agreement	December 2014	➢ Reschedule and substitute certain A321 Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	➢ Change to the schedule delivery month of one A321 Aircraft.

Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	➢ Change to the schedule delivery month of two A320 NEO Aircraft.

Amendment No. 22 to the A320/A330 Purchase Agreement	April 15, 2016	➢ Rescheduling of the delivery of one A321 Aircraft.

Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	➢ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.

Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	➢ Cancel the delivery of eight A320 NEO Aircraft.

Amendment No. 25 to the A320/A330 Purchase Agreement	September 22, 2017	➢ Reschedule of the delivery of one A321 Aircraft, one A320 NEO Aircraft and four A321 NEO Aircraft

TAM Material Contracts – A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	➢ Airbus A350 aircrafts (22) ➢ Ten option rights for Airbus A350 aircraft	US$6,480,000,000

Amendment No. 1 to the A350 Purchase Agreement	July 2010	➢ Exercise its option of five A350 XWB options.

Amendment No. 2 to the A350 Purchase Agreement	July 2014	➢ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.

Novation Agreement to the A350 Purchase Agreement	July 2014	➢ Novating the A350 purchase agreement from TAM to LATAM.

Amendment No. 3 to the A350 Purchase Agreement	October 2014	➢ Reschedule the scheduled delivery month of a certain A350-900XWB aircraft.

Amendment No. 4 to the A350 Purchase Agreement	September 2015	➢ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.

Amendment No. 5 to the A350 Purchase Agreement	November 2015	➢ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft
Amendment No. 6 to the A350 Purchase Agreement	February 3, 2016	➢ Reschedule the delivery of two A350 - 900 XWB Aircraft.

Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	➢ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.

Amendment No. 8 to the A350 Purchase Agreement	September 9, 2016	➢ Reschedule the delivery of two A350 - 900 XWB Aircraft.

Amendment No. 9 to the A350 purchase agreement	September 22, 2017	➢ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft

TAM Material Contracts – Boeing 777 Purchase Agreement
Purchase Agreement with Boeing	February 2007	➢ Boeing 777-32WER aircrafts (4)	US$1,070,000

Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	➢ Exercise four option aircraft and to define certain aircraft configuration.

Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	➢ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.

Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	➢ Purchase of two incremental 777 aircraft.

Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	➢ Reschedule the delivery of certain aircraft.

Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	➢ Purchase of two incremental 777 aircraft.

Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	➢ Substitute two 777-300ER Aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.

Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	➢ Reschedule the delivery of certain aircraft.

Other Material Contracts

Boeing

On May 9, 1997, we entered into the Aircraft General Terms Agreement with The Boeing Company (“AGTA”), applicable to all Boeing aircraft contracted for purchase from The Boeing Company.

Airbus A320-Family Fleet

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

Aercap Holdings N.V.

On May 28, 2013, we entered into a framework deed with Aercap Holdings N.V. for the sale and leaseback of several used A330-200 aircraft, which were returned to the lessor, and several new aircraft to be received from the manufacturer including A350-900, B787-8 and B787-9 aircraft. The estimated gross value (at list prices) of these aircraft is US$3.0 billion.

Aircastle Holding Corporation Limited

On February 21, 2014, we entered into a framework deed with Aircastle Holding Corporation Limited for the lease of four B777-300ER already in fleet. The four aircraft were manufactured in 2012 and the estimated market value (at list prices) of these aircraft is US$580 million. The average term of the original leases were 60 months, and the agreement was extended for another 84 months.

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

Avolon Aerospace

On May 10, 2017, we entered into a Framework Agreement with Avolon Aerospace for the assignment of two A350-900 aircraft. The estimated market value of these aircraft is US$ 246,000,000.

On September 8, 2017, we entered into an Operating Lease Agreement with Avolon Aerospace for the Sale and Leaseback of five A320 neo aircraft. The estimated market value of these aircraft is US$ 241,000,000. The average term of the leases is 144 months.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty. The treaty will have to be approved by the U.S. Senate and the Chilean Congress before it becomes effective.

Law No. 20,780, enacted on September 29, 2014, in conjunction with Law No. 20,899, enacted on February 8, 2016 (both, the “Tax Reform Act”) introduced a comprehensive modification to the Chilean income tax system. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), and introduced two new alternative general income tax regimes for Chilean taxpayers (Fully Integrated Regime and Partially Integrated Regime), among others. The new rules are currently effective, with the implementation process having commenced on October 1, 2014. The Fully Integrated Regime and the Partially Integrated Regime apply as from January 1, 2017. The mandatory regime for entities organized as stock corporations like Latam Airlines Group S.A. is the Partially Integrated System. The Corporate Income Tax rate for companies under this regime is 27% from 2018 onward. A transition rate of 25.5% applied in 2017.

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

Under a transitory provision in force until December 31, 2021, the full 27% First Category Tax will also be creditable against the 35% Withholding Tax if the recipient of a dividend distribution is a shareholder resident in a country with which Chile has a tax treaty signed before January 1st, 2019, although such treaty is not yet in force.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non Treaty country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100)(*)	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.84)
Net tax withheld	(2.40)	(5.24)
Net dividend received	19.5	16.66
Effective dividend withholding rate	11%	24%

(*)	Special considerations apply to a distribution performed in 2017
(**)	30% of net distributable income.
(**)	The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

The effective rate of Withholding Tax to be imposed on dividends we pay will depend on the First Category Tax rate applicable in the year of distribution and on the balance of First Category Income Tax credits accumulated by the company. The First Category Tax rate will be 27% for 2018 and following years. Special considerations applied to a distribution performed during 2017. These considerations are set out in a separate paragraph further below. The First Category Income Tax credits generated under the new tax regime, i.e. as of 2017, will be allocated first. Once the balance of First Category Tax credits generated as of 2017 are exhausted, the First Category Tax credits accumulated until December 31, 2016 will be used. In that event the First Category Tax credit available against the Withholding Tax will not correspond to the First Category Tax rate of the year of distribution but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate will be determined by dividing the aggregate First Category Tax Credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. The First Category Tax credits accumulated until December 31, 2016 are not subject to the First Category Tax Credit Restitution irrespective of whether a tax treaty is in place with the country of the Foreign Holder or not.

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

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends based on the fair market value of the relevant assets. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Special Considerations for distributions performed during 2017

The First Category Tax rate for 2017 was 25.5%. However, in 2017 the First Category Tax credit available against the Withholding Tax did not correspond to the First Category Tax rate of the year but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate is determined by dividing the aggregate First Category Tax Credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. These credits are not subject to the First Category Tax Credit Restitution, irrespective of whether a tax treaty is in place with the country of the Foreign Holder or not.

Capital Gains

Gain from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. Moreover, a gain not exceeding 10 Annual Tax Units (US$9,169 as of December 31, 2017) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable.

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

Notwithstanding the foregoing paragraph, Chile’s tax authority Ruling No. 1,480 (issued on August 22, 2014) confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is not subject to capital gains tax in Chile. Such exemption is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock exchange. Shares are considered to have a high presence in the stock exchange when they:

•	are registered in the Securities Registry;

•	are registered in a Chilean Stock exchange; and

•	meet at least one of the following requirements:

i.	have an adjusted presence equal to or above 25%;

ii.	have a Market Maker.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$43,592 as of December 31, 2017) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

Pursuant to the regulations of the grandfathering rule, to qualify as a foreign institutional investor an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

•          a fund registered with a regulatory authority of a EU or OECD country, or other country duly authorized by the CMF;

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

•          a foreign State or a division with political autonomy recognized by Chile, whether they invest through its government, central bank, issuing bank or corresponding monetary authority. Moreover, the investment can be made through investment authorities, investment agencies, investment corporations or other entities, provided that its purpose is to provide financial resources for the exclusive benefit of the foreign State or territorial division, and provided that the vehicle is not used also for investments or resources other than those of the sovereign fund; or

•          an endowment funds duly registered in a EU or OECD country, or other country duly authorized by the CMF.

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

United States Federal Income Tax Considerations

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a financial institution,

•	a regulated investment company,

•	a real estate investment trust,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that directly, indirectly or constructively owns 10% or more of the vote or value of our stock,

•	a person that holds common shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells common shares or ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

If you are a member of a special class of holders subject to special rules, you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in the common shares or ADSs, including the potential impact of recently enacted legislation (P.L. 115-97) commonly referred to as the Tax Cut and Jobs Act (the “Act”). Moreover, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of common shares and ADSs.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty in effect between the United States and the Republic of Chile. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the common shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares or ADSs, including the potential impact of the Act.

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

Subject to generally applicable limitations and conditions under the Internal Revenue Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) generally will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Chilean law, as is the case if the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive as described above under “—Taxation—Chilean Tax—Cash Dividends and Other Distributions,” the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general”or “foreign branch” income for purposes of computing the foreign tax credit allowable to you. The rules relating to foreign tax credits and deductions are complex. U.S. holders should consult their tax advisors concerning the application of these rules in their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of common shares or ADSs unless such credit can be applied against tax due on other income treated as derived from foreign sources in the appropriate limitation category.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of common shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the common shares or ADSs.

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

Information Reporting and Backup Withholding

U.S. information reporting and backup withholding tax requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States to a holder of common shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a U.S. holder that provides an appropriate certification, and certain other persons).

A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements. U.S. holders who are required to establish their exempt status may be required to provide such certification on U.S. Internal Revenue Service Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished timely to the U.S. Internal Revenue Service.

Foreign Asset Reporting

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for stock held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of common shares and ADSs.

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

Management assesses the level of our exposure to these risks periodically to determine which oneshould be hedged and the most effective mechanisms to be implemented. LATAM purchases derivative instruments in foreign markets to offset market risk exposure, typically utilizing a mix of financial and commodity derivatives. LATAM does not enter into or hold derivative contracts for trading purposes.

Risk of Fluctuations in Fuel Prices

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil, OPEC decisions, refinery capacities, stock levels of crude oil, natural disasters, climatic risk and geopolitical factors.

LATAM fuel consumption for 2017 was 1,179.6 million gallons and the consumption forecast for 2018 is 1,270.1 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on a Fuel Hedging Policy, which is annually updated and approved by Board of Directors. LATAM’s Fuel Hedging Program seeks to mitigate the liquidity risk in the short/medium term. LATAM has defined different time periods to hedge the fuel exposure, based on advance purchase behavior by customers, pass-through and fuel invoicing process.

Jet Fuel is not the only underlying asset that LATAM may use for hedging purposes. It may also consider derivative instruments in other underlying commodity assets such as ICE Brent, West Texas Intermediate (WTI) or NYMEX Heating Oil (HO).

LATAM has decided to use protective and non-speculative instruments to reduce the operating margin exposure to fuel price volatility. Also, LATAM will not use financial derivatives to speculate on financial markets and consequently obtain gains from these types of transactions, and will not receive premiums as cash from sold options (nevertheless LATAM could buy and sell options as a structured product).

LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration.

During 2017, 2016 and 2015 we entered into a mix of swaps and option contracts on ICE BRENT, NYMEX HEATING OIL and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2017 LATAM	2016 LATAM	2015 LATAM
Gallons Purchased (million)	441.1	781.2	544.7
% Total Annual Fuel Consumption	37.7%	66.7%	43.6%
Combined Result of Hedges (in million of US$)	15.1	(48.0)	(239.4)

As of December 31, 2017, the fair value of our outstanding fuel related derivative contracts was estimated to be US$ 10.7 million (positive).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2017, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2017, 2016 and 2015.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
	2017 LATAM	2016 LATAM	2015 LATAM
	(millions of US$ per barrel)
BRENT or JET benchmark price
+5	+1.8	+3.1	+5.4
–5	-3.3	–4.8	–2.8

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure as of December 31, 2017, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 109.7 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the JET and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$ 110.5 million of the Company’s total fuel consumption.

Risk of Variation in Foreign Exchange Rates

The functional currency of the LATAM holding company is the U.S. dollar. Since LATAM conducts its business in local currencies in several countries, it faces the risk of variations in multiple foreign currency exchange rates. Depreciation of these currencies against the U.S. dollar could have adverse effects both transactional and translational, because part of our revenues and expenses are denominated in those currencies.

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

In lower concentration, the company also faces foreign exchange risk relating to additional currencies such as: Euro, Chilean Peso, Australian Dollars, Argentinean Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. These currencies may also be hedged where the exposure and volality is of concern to LATAM’s risk management. As of December 31, 2017, the fair value of our FX derivative contracts was estimated to be US$ 4.4 million (positive).

Because of changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).

The following table shows the sensitivity of the fair value of financial instruments as a result of reasonable changes in the exchange rates of Brazilian Real. The term projection is defined until the end of the last hedging contract in force:

LATAM foreign exchange sensitivity Derivatives Position as of December 31, 2017
Appreciation (depreciation) of US$	Effect on equity (Millions of US$)

+10%	+9.7

-10%	-10.7

As of December 31, 2017, the Company has FX derivatives of US$180 million (notional) for FX BRL.

Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of LATAM Airlines Brazil and its balance sheet currency mismatch, as LATAM Airlines Brazil has a net US$ liability position. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of LATAM Airlines Brazil may fluctuate and therefore could impact LATAM’s financial results.

The exposure to the Brazilian real on TAM’s balance sheet has been reduced from over US$4.0 billion since the combination in June 2012 to around US$0.8 billion as of December 31, 2017. The Company continues working to mitigate this exposure through financial and operational proposals.

The following table shows the sensitivity of TAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2017	2016	2015
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+80.5	+119.2	+67.6
+10%	-80.5	–119.2	–67.6

Our foreign currency exchange exposure as of December 31, 2017 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1.713.681	45,8%	1.327.119	35,4%	281.530	7,5%	423.169	11,3%	3.745.499
Other assets	9.652.566	64,1%	5.182.800	34,4%	8.693	0,1%	208.393	1,4%	15.052.452
Total assets	11.366.247	60,5%	6.509.919	34,6%	290.223	1,5%	631.562	3,4%	18.797.951
Current liabilities	2.942.683	50,4%	1.777.575	30,4%	543.150	9,3%	579.298	9,9%	5.842.706
Long-term liabilities	7.385.258	85,0%	773.543	8,9%	507.784	5,8%	21.437	0,2%	8.688.022
Total liabilities and shareholders’ equity	10.327.941	71,1%	2.551.118	17,6%	1.050.934	7,2%	600.735	4,1%	14.530.736

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

Risk of Fluctuations in Interest Rates

As of December 31, 2017, LATAM had US$7,976 million in outstanding interest bearing loans. LATAM uses interest rate derivatives to reduce the impact of an increase of interest rates. 63.3% of LATAM outstanding debt as of December 31, 2017 was effectively at a fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$2,926 million, from which 86.7% is assigned to aircraft financing and 13.3% to non-aircraft financing. The fixed interest rate debt amounts are US$ 5,050 million of which 58.2% is assigned to aircraft financing and 41.8% to non-aircraft financing. The interest rate hedged debt amounts to US$135 million of which 100% is assigned to interest rate swaps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2017, the fair value of all the interest rate swaps was US$ 6.6 million (negative).

The use of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing, has enabled the Company to have predictable interest rate costs, reducing the cash volatility.

As of December 31 2017, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.1%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2017 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2016 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2018	2019	2020	2021	2022	2023 and thereafter
	(millions of US$)
Interest-bearing liabilities	4.1%	1,244	1,332	1,465	634	786	2,513

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2017 after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2017 LATAM	2016 LATAM	2015 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-29.3	-32.2	–26.7
–100 basis points	+29.3	+32.2	+26.7

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2017 LATAM	2016 LATAM	2015 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+1.9	+3.9	+8.7
–100 basis points	-1.9	-4.0	-9.0

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

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$$0.05 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$$0.05[4] (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions

	•	Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2017, the Company received US$703,745 from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2017, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2017 , the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2017 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, as stated in their report included herein.

(a) Attestation report of the registered public accounting firm. See page F-2 of our audited consolidated financial statements.

(b) Changes in internal control over financial reporting. There have been no changes have materially affected, or are likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has designated Georges de Bourguignon Arndt as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. de Bourguignon is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”

B. CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, as well as to other employees. Our code is freely available online at our website, www.latam.com, under the heading “Corporate Governance” on the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, Piso 20, Comuna Las Condes, Santiago, Chile, or by e-mail at InvestorRelations@latam.com we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2017 and 2016:

	2017	2016
	USD (in thousands)
Audit fees	1,780	1,734
Audit-related fees	19	21
Tax fees	-	-
All Other fees	15	40
Total fees	1,814	1,795

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services. Fees in 2017 correspond to attestation services related with revenues in Argentina and expenses in Ecuador. Fees in 2016 correspond to review over sustentability report and attestation services related with revenues in Argentina.

Other fees in the above table are fees billed by PricewaterhouseCoopers as of December 31, 2017 and correspond to training in connection with the Foreign Corrupt Practices Act. Fees in 2016 correspond primarily for review of requirements necessary for building construction authorization and survey salary in Peru.

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

Starting on January 1, 2010, directors are deemed to be independent if they have not fallen within any of the following categories during the 18 months prior to their election: (i) had a relevant relationship, interest or dependence on us, our affiliates, controlling shareholders, main executives or any of them, or had served any of the foregoing a directors, managers, administrators, main executives or advisors; (ii) had a close family relationship with any of the individuals indicated in (i); (iii) had served as directors, managers, administrators or main executives in a non-profit organization which received significant funds from the individuals indicated in (i); (iv) had been a partner or shareholder (with a direct or indirect participation in excess of 10%) in, or had served as directors, managers, administrators or main executives at a company which has rendered legal or consulting services (for relevant amounts) or external auditing services to the individuals indicated in (i); (v) had been a partner or shareholder (with a direct or indirect participation in excess of 10%) in, or had served as directors, managers, administrators or main executives, our main competitors, suppliers or clients. In addition, the election of such an independent director is subject to a procedure set forth by the cited Corporation Law.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

NYSE Standards	Our Corporate Governance Practice

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. We are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporation Law, our board of directors’ committee must approve our senior management’s and employee’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Under the Chilean Corporation Law, equity compensation plans require shareholder approval.

Disclosure of Corporate Governance. Listed companies must adopt and disclose corporate governance guidelines. §303A.09

Chilean law does not require that corporate governance guidelines be adopted. Directors’ responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors’ compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics and conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th floor, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@latam.com, we will provide any person with a copy of our code of ethics without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Disclosure of Compliance. Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of Section 303A; and (c) must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. The annual and interim Written Affirmations must be in the form specified by the NYSE. §303A.12	Not required in the Chilean regulations. The Company must only comply with Section 303A.12 (b) and (c).

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is also posted on our website and can be accessed at www.latamairlinesgroup.net

H. Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File No. 333-131938.

2.5	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.6	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.7	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A), incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.8	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon, incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.9*	Indenture, dated as of April 11, 2017, between LATAM Finance Limited, as issuer, LATAM Airlines Group S.A., as guarantor, and The Bank of New York Mellon, as trustee, transfer agent and paying agent.

2.10	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1	Second A320-Family Purchase Agreement, dated March 20, 1998, between the Company and Airbus Industry relating to Airbus A320-Family Aircraft (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on June 24, 2001, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.1	Amendment No. 1, dated as of November 14, 2003, and Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on December 21, 2004, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126, dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23, dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on April 23, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24, dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2009, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft, dated as of July 3, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2, dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3, dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4, dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.5.	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.8	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.9	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.10	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.13	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.3	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.17	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.18	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.26.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

Exhibit No.	Description

4.27.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.5	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.29	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.30	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.3	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.33	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Latam Airlines Group S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows direct – method for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 22940 0000 | www.pwc.cl

Latam Airlines Group S.A.

2

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Santiago, Chile

April 4, 2018

We have served as the Company’s auditor since 1991

F-3

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

F-5

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2017	2016
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 - 7	1,142,004	949,327
Other financial assets	7 - 11	559,919	712,828
Other non-financial assets	12	221,188	212,242
Trade and other accounts receivable	7 - 8	1,214,050	1,107,889
Accounts receivable from related entities	7 - 9	2,582	554
Inventories	10	236,666	241,363
Tax assets	18	77,987	65,377
Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,454,396	3,289,580
Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	291,103	337,195
Total current assets		3,745,499	3,626,775
Non-current assets
Other financial assets	7 - 11	88,090	102,125
Other non-financial assets	12	220,807	237,344
Accounts receivable	7 - 8	6,891	8,254
Intangible assets other than goodwill	15	1,617,247	1,610,313
Goodwill	16	2,672,550	2,710,382
Property, plant and equipment	17	10,065,335	10,498,149
Tax assets	18	17,532	20,272
Deferred tax assets	18	364,021	384,580
Total non-current assets		15,052,473	15,571,419
Total assets		18,797,972	19,198,194

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
	Note	2017	2016
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 19	1,300,949	1,839,528
Trade and other accounts payables	7 - 20	1,695,202	1,593,068
Accounts payable to related entities	7 - 9	760	269
Other provisions	21	2,783	2,643
Tax liabilities	18	3,511	14,286
Other non-financial liabilities	22	2,823,963	2,762,245
		5,827,168	6,212,039
Liabilities included in disposal groups classified as held for sale	13	15,546	10,152
Total current liabilities		5,842,714	6,222,191
Non-current liabilities
Other financial liabilities	7 - 19	6,605,508	6,796,952
Accounts payable	7 - 24	498,832	359,391
Other provisions	21	374,593	422,494
Deferred tax liabilities	18	949,697	915,759
Employee benefits	23	101,087	82,322
Other non-financial liabilities	22	158,305	213,781
Total non-current liabilities		8,688,022	8,790,699
Total liabilities		14,530,736	15,012,890
EQUITY
Share capital	25	3,146,265	3,149,564
Retained earnings	25	475,118	366,404
Treasury Shares	25	(178)	(178)
Other reserves		554,884	580,870
Parent's ownership interest		4,176,089	4,096,660
Non-controlling interest	14	91,147	88,644
Total equity		4,267,236	4,185,304
Total liabilities and equity		18,797,972	19,198,194

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		December 31,
	Note	2017	2016	2015
		ThUS$	ThUS$	ThUS$
Revenue	26	9,613,907	8,988,340	9,740,045
Cost of sales		(7,441,849)	(6,967,037)	(7,636,709)
Gross margin		2,172,058	2,021,303	2,103,336
Other income	28	549,889	538,748	385,781
Distribution costs		(699,600)	(747,426)	(783,304)
Administrative expenses		(938,931)	(872,954)	(878,006)
Other expenses		(368,883)	(373,738)	(323,987)
Other gains/(losses)		(7,754)	(72,634)	(55,280)
Income from operation activities		706,779	493,299	448,540
Financial income		78,695	74,949	75,080
Financial costs	27	(393,286)	(416,336)	(413,357)
Share of profit of investments accounted for using the equity method		-	-	37
Foreign exchange gains/(losses)	29	(18,718)	121,651	(467,896)
Result of indexation units		748	311	481
Income (loss) before taxes		374,218	273,874	(357,115)
Income (loss) tax expense / benefit	18	(173,504)	(163,204)	178,383
NET INCOME (LOSS) FOR THE PERIOD		200,714	110,670	(178,732)
Income (loss) attributable to owners of the parent		155,304	69,220	(219,274)
Income (loss) attributable to non-controlling interest	14	45,410	41,450	40,542
Net income (loss) for the year		200,714	110,670	(178,732)
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.25610	0.12665	(0.40193)
Diluted earnings (losses) per share (US$)	30	0.25610	0.12665	(0.40193)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		December 31,
	Note	2017	2016	2015
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		200,714	110,670	(178,732)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	2,763	(3,105)	(14,631)
Total other comprehensive income that will not be reclassified to income before taxes		2,763	(3,105)	(14,631)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(47,495)	494,362	(1,409,439)
Other comprehensive income, before taxes, currency translation differences		(47,495)	494,362	(1,409,439)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	18,344	127,390	80,387
Other comprehensive income (losses), before taxes, cash flow hedges		18,344	127,390	80,387
Total other comprehensive income that will be reclassified to income before taxes		(29,151)	621,752	(1,329,052)
Other components of other comprehensive income (loss), before taxes		(26,388)	618,647	(1,343,683)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(785)	921	3,911
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		(785)	921	3,911
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(1,770)	(34,695)	(21,103)
Income taxes related to components of other comprehensive income that will be reclassified to income		(1,770)	(34,695)	(21,103)
Total Other comprehensive income		(28,943)	584,873	(1,360,875)
Total comprehensive income (loss)		171,771	695,543	(1,539,607)
Comprehensive income (loss) attributable to owners of the parent		128,876	648,539	(1,551,331)
Comprehensive income (loss) attributable to non-controlling interests		42,895	47,004	11,724
TOTAL COMPREHENSIVE INCOME (LOSS)		171,771	695,543	(1,539,607)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	155,304	155,304	45,410	200,714
Other comprehensive income		-	-	(45,036)	16,634	1,974	-		(26,428)	-	(26,428)	(2,515)	(28,943)
Total comprehensive income		-	-	(45,036)	16,634	1,974	-	-	(26,428)	155,304	128,876	42,895	171,771
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(46,590)	(46,590)	-	(46,590)
Increase (decrease) through transfers and other changes, equity	25-34	(3,299)	-	-	-	-	943	(501)	442	-	(2,857)	(40,392)	(43,249)
Total transactions with shareholders		(3,299)	-	-	-	-	943	(501)	442	(46,590)	(49,447)	(40,392)	(89,839)
Closing balance as of December 31, 2017		3,146,265	(178)	(2,131,591)	18,140	(10,926)	39,481	2,639,780	554,884	475,118	4,176,089	91,147	4,267,236

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	69,220	69,220	41,450	110,670
Other comprehensive income		-	-	489,486	92,016	(2,183)	-		579,319	-	579,319	5,554	584,873
Total comprehensive income		-	-	489,486	92,016	(2,183)	-	-	579,319	69,220	648,539	47,004	695,543
Transactions with shareholders
Equity issue	25-34	608,496	-	-	-	-	-	-	-	-	608,496	-	608,496
Dividens	25	-	-	-	-	-	-	-	-	(20,766)	(20,766)	-	(20,766)
Increase (decrease) through transfers and other changes, equity	25-34	(4,637)	-	-	-	-	2,891	5,602	8,493	-	3,856	(39,373)	(35,517)
Total transactions with shareholders		603,859	-	-	-	-	2,891	5,602	8,493	(20,766)	591,586	(39,373)	552,213
Closing balance as of December 31, 2016		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	-	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	(219,274)	(219,274)	40,542	(178,732)
Other comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-		(1,332,057)	-	(1,332,057)	(28,818)	(1,360,875)
Total comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-	-	(1,332,057)	(219,274)	(1,551,331)	11,724	(1,539,607)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)
Total transactions with shareholders		-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)
Closing balance as of December 31, 2015		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		December 31,
	Note	2017	2016	2015
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,595,718	9,918,589	11,372,397
Other cash receipts from operating activities		73,668	70,359	88,237
Payments for operating activities
Payments to suppliers for goods and services		(6,722,713)	(6,756,121)	(7,029,582)
Payments to and on behalf of employees		(1,955,310)	(1,820,279)	(2,165,184)
Other payments for operating activities		(223,706)	(162,839)	(351,177)
Income taxes refunded (paid)		(91,986)	(59,556)	(57,963)
Other cash inflows (outflows)	35	(8,931)	(209,269)	(184,627)
Net cash flows from operating activities		1,666,740	980,884	1,672,101
Cash flows used in investing activities
Cash flows from losses of control of subsidiaries or other businesses		6,503	-	-
Other cash receipts from sales of equity or debt instruments of other entities		3,248,693	2,969,731	519,460
Other payments to acquire equity or debt instruments of other entities		(3,106,411)	(2,706,733)	(704,115)
Amounts raised from sale of property, plant and equipment		51,316	76,084	57,117
Purchases of property, plant and equipment		(403,666)	(694,370)	(1,569,749)
Amounts raised from sale of intangible assets		-	1	91
Purchases of intangible assets		(87,318)	(88,587)	(52,449)
Interest received		12,684	11,242	43,374
Other cash inflows (outflows)	35	(9,223)	843	10,576
Net cash flow from (used in) investing activities		(287,422)	(431,789)	(1,695,695)
Cash flows from (used in) financing activities
Amounts raised from issuance of shares		-	608,496	-
Amounts raised from long-term loans		1,305,384	1,820,016	1,791,484
Amounts raised from short-term loans		132,280	279,593	205,000
Loans repayments		(1,829,191)	(2,121,130)	(1,263,793)
Payments of finance lease liabilities		(344,901)	(314,580)	(342,614)
Dividends paid	35	(66,642)	(41,223)	(35,032)
Interest paid		(389,724)	(398,288)	(383,648)
Other cash inflows (outflows)	35	13,706	(229,163)	(99,757)
Net cash flows from (used in) financing activities		(1,179,088)	(396,279)	(128,360)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		200,230	152,816	(151,954)
Effects of variation in the exchange rate on cash and cash equivalents		(7,553)	43,014	(83,945)
Net increase (decrease) in cash and cash equivalents		192,677	195,830	(235,899)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	949,327	753,497	989,396
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,142,004	949,327	753,497

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Commission for the Financial Market (1), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by their subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the Commission for the Financial Market (1) and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs (2).

At December 31, 2017, the Company's capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares; and (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase approved at the extraordinary meeting of shareholders of August 18, 2016.

(1)       On February 23, 2017 the Law No. 21,000 was published in the Official Journal, creating the new Commission for the Financial Market (CMF), a collegiate and technical entity that replaced the Superintendency of Securities and Insurance (SVS).

(2)       As reported in due course, during 2016, LATAM discontinued its Brazilian receipts program - BDR level III, currently LATAM not counting with securities in the Brazilian market.

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

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., owns 27.91% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2017, the Company had a total of 1,485 registered shareholders. At that date approximately 4.14% of the Company’s share capital was in the form of ADRs.

For the period ended December 31, 2017, the Company had an average of 43,593 employees, ending this period with a total of 43,095 employees, spread over 6,922 Administrative employees, 4,742 in Maintenance, 15,126 in Operations, 9,016 in Cabin Crew, 3,957 in Controls Crew, and 3,332 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2017			As December 31, 2016			As December 31, 2015
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%

96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	0.0000	0.0000	0.0000	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Ins land	US$	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Ins land	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Foreign	Peuco Finance Limited	Cayman Ins land	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	In June 2016, Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.

(**)	As of December 31, 2017, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights and 49% of the rights politicians product of provisional measure No. 714 of the Brazilian Government implemented during 2016 which allows foreign capital to have up to 49% of the property.

Thus, since April 2016, LATAM Airlines Group S.A. owns 901 voting shares of Holdco I S.A., equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 voting shares of Holdco I S.A., equivalent to 51% of the total voting shares of that company.

b)	Financial Information

		Statement of financial position									Net Income
											For the periods ended
											December 31,
		As of December 31, 2017			As of December 31, 2016			As of December 31, 2015			2017	2016	2015
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity		Gain/(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Latam TravelChile S.A. and Subsidary (*)	6,771	2,197	4,574	5,468	2,727	2,741	5,613	5,522	91	1,833	2,650	2,341
96.763.900-1	Inmobiliaria Aeronáutica S.A.	-	-	-	36,756	8,843	27,913	39,302	14,832	24,470	-	3,443	1,404
96.969.680-0	Lan PaxGroup S.A. and Subsidiaries (**)	499,345	1,101,548	(596,406)	475,763	1,045,761	(561,472)	519,663	1,049,232	(521,907)	(35,943)	(36,331)	(35,187)
Foreign	Lan Perú S.A.	315,607	303,204	12,403	306,111	294,912	11,199	255,691	240,938	14,753	1,205	(2,164)	5,068
Foreign	Lan Chile Investments Limited and Subsidiary (**)	-	-	-	-	-	-	2,015	13	2,002	-	23	(13)
93.383.000-4	Lan Cargo S.A.	584,169	371,934	212,235	480,908	239,728	241,180	483,033	217,037	265,966	(30,220)	(24,813)	(74,408)
Foreign	Connecta Corporation	38,735	17,248	21,487	31,981	23,525	8,456	37,070	38,298	(1,228)	13,013	9,684	194
Foreign	Prime Airport Services Inc. and Subsidary (**)	12,671	15,722	(3,051)	7,385	11,294	(3,909)	6,683	11,180	(4,497)	857	588	279
96.951.280-7	Transporte Aéreo S.A.	324,498	104,357	220,141	340,940	124,805	216,135	331,117	122,666	208,451	2,172	8,206	5,878
Foreign	Aircraft International Leasing Limited				-	-	-	-	4	(4)	-	9	(4)
96.631.520-2	Fast Air Almacenes de Carga S.A.	12,931	4,863	8,068	10,023	3,645	6,378	8,985	4,641	4,344	939	1,717	1,811
Foreign	Laser Cargo S.R.L.	18	27	(9)	21	32	(11)	27	39	(12)	2	(1)	69
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	66,039	42,271	18,808	54,092	35,178	15,737	62,406	43,759	15,563	3,438	176	3,344
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (**)	144,884	156,005	(10,112)	80,644	95,747	(13,506)	54,179	68,220	(12,601)	3,389	(910)	113
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	11,681	5,201	6,377	10,971	6,452	4,452	16,512	14,676	1,828	1,561	2,549	2,772
96.847.880-K	Technical Trainning LATAM S.A.	1,967	367	1,600	1,745	284	1,461	1,527	266	1,261	109	73	(72)
Foreign	Latam Finance Limited	678,289	708,306	(30,017)	-	-	-	-	-	-	(30,017)	-	-
Foreign	Peuco Finance Limited	608,191	608,191	-	-	-	-	-	-	-	-	-	-
Foreign	Profesional Airline Services INC.	3,703	3,438	265	-	-	-	-	-	-	294	-	-
Foreign	TAM S.A. and Subsidiaries (**)	4,490,714	3,555,423	856,829	5,287,286	4,710,308	495,562	4,969,553	4,199,223	423,190	160,582	2,107	(183,581)

(*)	In June 2016, Lantours Division of Terrestrial Services S.A. changed its name to Latam Travel Chile S.A.

(**)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds and 4. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2016 and December 31, 2017, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 2016, the increase in the share capital and statutory amendment for the purpose of creating a new class of shares of Lan Argentina SA, a subsidiary of Lan Pax Group SA, for a total amount was registered in the Public Registry of Commerce. of 90,000,000 nominated "C" class shares not endorsable and without the right to vote. Lan Pax Group S.A. participated in this capital increase, modifying its ownership in 4.87%, as a result of which, the indirect participation of LATAM Airlines Group S.A. increases to 99.8656%.

-	On April 1, 2016, Multiplus Corretora de Seguros Ltda. was created, the ownership of which corresponds to 99.99% of Multiplus S.A. direct subsidiary of TAM S.A.

-	On September 2016, Latam Finance Limited, a wholly-owned subsidiary of LATAM Airlines Group S.A., was created. Company operation started on April 2017.

-	On November 2015, the company Peuco Finance Limited was created, whose ownership corresponds 100% to LATAM Airlines Group S.A. The operation of this company began in December 2017.

-	Prismah Fidelidade Ltda. is constituted on June 29, 2012, whose ownership corresponds 99.99% to Multiplus S.A. direct subsidiary of TAM S.A. The operation of this company began in December 2017.

-	On December 11, 2017, a capital increase was made in TAM S.A. for a total of MR $ 697,935 (ThUS $ 210,000), with no new shares issues. This capital increase was paid a whole 100% by the shareholder LATAM Airlines Goup S.A.

The foregoing, in accordance with the TAM's shareholder Holdco I S.A., who renounces to any right arisinged from this increase.

-	As of December 31, 2017, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,951 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.09498%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19414%

(2)	Dissolution of companies

-	During the period 2016, Lan Chile Investments Limited, a subsidiary of LATAM Airlines Group S.A.; and Aircraft International Leasing Limited, a subsidiary of Lan Cargo S.A., were dissolved.

-	On November 20, 2017 LATAM Airlines Group S.A. acquired 100% of the shares of Inmobiliaria Aeronáutica S.A., a merger and subsequent dissolution of said company was carried out.

(3)	Sale of companies.

-	On May 5, 2017 Lan Pax Group S.A. and Inversiones Lan S.A., both subsidiaries of LATAM Airlines Group S.A., sold to Talma Servicios Aeroportuarios S.A. and Inversiones Talma S.A.C. 100% of the capital stock of Rampas Andes Airport Services S.A.

The sale value of Rampas Andes Airport Services S.A. was ThUS $ 8,624.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended December 31, 2017, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

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

During 2016 the Company recorded out of period adjustments resulting in an aggregate net decrease of US$ 18.2 million to "Net income (loss) for the period" for the year ended December 31, 2016. These adjustments include US$ 39.5 million (loss) resulting from an account reconciliation process initiated after the Company's afiliate TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$ 11.0 million (loss) reflect adjustments related to foreign exchange differences, also relating to the Company's subsidiaries in Brazil. The balance of US$ 32.3 million (gain) includes principally the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement in Brazil. However, Management of LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluding that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements for 2016 of Latam Airlines Group S.A. or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

In order to facilitate comparison, some minor reclassifications have been made to the consolidated financial statements for the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2017:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of cash flow	January 2016	01/01/2017

Amendment to IAS 12: Income tax	January 2016	01/01/2017

(ii) Improvements

Improvements to International Financial Reporting Standards (2014-2016 cycle): IFRS 12 Disclosure of interests in other entities	December 2016	01/01/2017

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)         Accounting pronouncements not yet in force for financial years beginning on January 1, 2017 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Mandatory
Application:
(i) Standards and amendments	Date of issue	Annual periods beginning on or after

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contracts.	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

Amendment to IFRS 9: Financial Instruments	October 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	October 2017	01/01/2019

IFRS 17: Insurance contracts	May 2017	01/01/2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

(ii) Improvements

Improvements to International Financial Reporting Standards. (cycle 2014-2016) IFRS 1: First-time adoption of international financial reporting standards and IAS 28 investments in associates and joint ventures.	December 2016	01/01/2018

Improvements to International Financial Reporting Standards. (cycle 2015-2017) IFRS 3: Business combinations, IAS 12: Income tax, IFRS 11: Joint arrangements and IAS 23: Borrowing costs	December 2017	01/01/2019

(iii) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	December 2016	01/01/2018

IFRIC 23: Uncertain tax positions	June 2017	01/01/2019

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

The Company evaluated the possible adoption impacts that this new standard will have on the consolidated financial statements and has identified changes in: i) the recognition of the income associated with the fines for changes, which were previously recognized at the time of the sale and now will be considered as a modification of the initial transport contract and therefore the recognition must be deferred until the rendering of the service; ii) the moment of recognition of the income from the sale of some services or products, where the Company concluded that it acted as principal, and therefore the revenues must be deferred until the service is rendered; and iii) the presentation of the income associated with the sale of products, where the Company concluded that it acted as agent and therefore the income must be presented net of the associated costs.

As of December 31, 2017, the effect of the changes indicated above As of December 31, 2017, the effect of the changes indicated above will not have a significant impact on the Company’s consolidated financial statements in the year of its first adoption.

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

We are evaluating the impact that the adoption of the new lease rule will have on the consolidated financial statements. Currently, we believe that the adoption of this new standard will have a significant impact on the consolidated statement of financial position due to the recording of an asset for right of use and a liability, corresponding to the recording of the leases that are currently registered as operating leases.

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

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

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

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

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

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading other non - financial liabilities in the Consolidated Statement of Financial Position.

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

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2017, the Company recognized gains of US $ 15.1 million for fuel net premium coverage. During the same period of 2016, the Company recognized losses of US $ 48.0 million for the same concept.

As of December 31, 2017, the market value of fuel positions amounted to US $ 10.7 million (positive). At the end of December 2016, this market value was US $ 8.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2017 (*)	Maturities
	Q118	Q218	Q318	Total

Percentage of coverage over the expected volume of consumption	19%	12%	5%	12%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2016 (*)	Maturities
	Q117	Q217	Total

Percentage of coverage over the expected volume of consumption	21%	16%	18%

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

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2018.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2017 and the end of December, 2016.

	Positions as of December 31, 2017	Positions as of December 31, 2016
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+1.8	+3.12
-5	- 3.3	-4.78

Given the structure of fuel coverage during 2017, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 109.7 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 110.5 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: euro, pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian nuevo sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

In order to reduce the exposure to the exchange rate risk in the operational cash flows of 2017, and to ensure the operating margin, LATAM makes hedges using FX derivatives.

As of December 31, 2017, the market value of FX derivative positions amounted to US $ 4.4 million (positive). At the end of December 2016, this market value was US $ 1.1 million (negative).

During the period ended December 31, 2017, the Company recognized losses of US $ 9.7 million for FX net premium coverage. During the same period of 2016, the company recognized losses of US $ 40.3 million for this concept.

As of December 31, 2017, the Company has contracted FX derivatives for US $ 180 million for BRL. By the end of December 2016, the company had contracted FX derivatives for US $ 60 million for BRL, and US $ 10 million for GBP.

Sensitivity analysis:

A depreciation of the R $ / US $ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company's net equity.

The following table shows the awareness of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection term was defined until the end of the last contract of coverage in force, being the last business day of the second quarter of the year 2018:

Appreciation (depreciation)	Effect at December 31, 2017	Effect at December 31, 2016
of R$ (*)	Millions of US$	Millions of US$

-10%	-10.7	-1.02
+10%	+9.7	+3.44

(*)Both currencies (BRL and GBP) only apply period to the closing of 2016.

During 2017, the Company contracted derivative currency swaps to hedge debt issued the same year for a notional UF 8.7 million. As of December 31, 2017, the market value of derivative positions of currency swaps amounted to US$ 30.6 million (positive).

As of December 31, 2017, the Company has recorded an amount for ineffectiveness in the consolidated statement of income for this type of hedges for US $ 6.2 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollars to reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

With the objective of reducing the impact on the Company's results caused by appreciations or depreciations of R$/US $, the Company has executed internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at December 31, 2017	Effect at December 31, 2016
of R$/US$	Millons of US$	Millons of US$

-10%	+80.5	+119.2
+10%	-80.5	-119.2

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2017	Effect at December 31, 2016
of R$/US$	Millions of US$	Millions of US$

-10%	+386.62	+351.04
+10%	-316.33	-287.22

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (63% at December 31, 2016) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At December 31, 2017, the market value of the positions of interest rate derivatives amounted to US$ 6.6 million (negative). At end of December 2016 this market value was US$ 17.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2017	Positions as of December 31, 2016
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-29.26	-32.16
-100 basis points	+29.26	+32.16

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

Increase (decrease)	Positions as of December 31, 2017	Positions as of December 31, 2016
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+1.9	+3.93
-100 basis points	-1.9	-4.03

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

At December 31, 2017 is US$ 1,614 million (US$ 1,486 million at December 31, 2016), invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of December 31, 2017, LATAM has working capital credit lines with multiple banks and additionally has a US$ 450 million undrawn committed credit line (US$ 325 million at December 31, 2016) subject to borrowing base availability.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,863	-	-	-	-	75,863	75,000	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	-	57,363	-	-	-	57,363	55,801	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	US$	30,131	-	-	-	-	30,131	30,000	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	US$	40,257	-	-	-	-	40,257	40,000	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	US$	100,935	-	-	-	-	100,935	100,000	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	US$	12,061	-	-	-	-	12,061	12,000	At Expiration	2.03	2.03
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	22,082	22,782	43,430	-	-	88,294	84,664	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	US$	-	16,465	15,628	-	-	32,093	30,000	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	US$	2,040	3,368	202,284	-	-	207,692	202,284	Quarterly	4.41	4.41
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	650,625	96,250	772,188	1,603,438	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	20,860	41,720	226,379	245,067	534,026	379,274	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	8,368	25,415	56,305	12,751	-	102,839	98,091	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	US$	14,498	59,863	148,469	145,315	313,452	681,597	575,221	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	US$	30,764	92,309	246,285	246,479	245,564	861,401	808,987	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	32,026	95,042	253,469	244,836	676,474	1,301,847	1,034,853	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	US$	14,166	42,815	114,612	112,435	102,045	386,073	351,217	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	US$	3,292	9,997	26,677	26,704	14,133	80,803	74,734	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	US$	1,611	4,928	13,163	13,196	7,369	40,267	37,223	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	US$	18,485	55,354	146,709	145,364	158,236	524,148	472,833	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	US$	4,043	12,340	32,775	32,613	32,440	114,211	96,906	Quarterly	4.39	4.39
0-E	NATIXIS	France	US$	18,192	54,952	129,026	105,990	166,011	474,171	413,011	Quarterly	3.42	3.40
0-E	PK AirFinance	U.S.A.	US$	2,375	7,308	20,812	18,104	-	48,599	46,500	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	US$	2,570	7,111	16,709	1,669	-	28,059	26,888	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,033	6,107	15,931	-	-	24,071	22,925	Monthly	3.19	3.19
0-E	INVESTEC	England	US$	1,930	11,092	26,103	26,045	11,055	76,225	63,378	Semiannual	6.04	6.04
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	1,757	5,843	246,926	-	-	254,526	241,287	At Expiration	3.38	3.38
Financial leases
0-E	ING	U.S.A.	US$	5,890	12,076	28,234	-	-	46,200	42,957	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	US$	12,699	38,248	91,821	51,222	2,880	196,870	184,274	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	US$	13,354	34,430	23,211	-	-	70,995	67,783	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	US$	13,955	35,567	50,433	2,312	-	102,267	98,105	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	US$	12,117	38,076	98,424	66,849	21,253	236,719	221,113	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	US$	6,049	18,344	48,829	47,785	3,156	124,163	117,023	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	US$	370	3,325	8,798	8,692	9,499	30,684	25,983	Monthly	4.01	4.01
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	25,783	77,810	206,749	-	-	310,342	285,891	Quarterly	6.00	6.00
Derivatives of coverage
-	Others	-	US$	5,656	6,719	6,228	-	-	18,603	17,407	-	0.00	0.00
	Total			535,352	960,284	3,010,385	1,630,990	2,780,822	8,917,833	7,633,613

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	176	497	1,332	722	-	2,727	2,382	Monthly	6.01	6.01
Financial leases
0-E	NATIXIS	France	US$	4,248	7,903	23,141	71,323	-	106,615	99,036	Quarterly / Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	837	2,411	6,509	3,277	-	13,034	12,047	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,735	32,230	204,836	-	-	248,801	244,513	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	34	-	-	-	-	34	21	Monthly	6.89	6.89
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	161	12	-	-	-	173	109	Monthly	6.89	6.89
	Total			17,191	43,053	235,818	75,322	-	371,384	358,108

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThUS$	566,838	-	-	-	-	566,838	566,838	-	-	-
			CLP	165,299	-	-	-	-	165,299	165,299	-	-	-
			BRL	315,605	-	-	-	-	315,605	315,605	-	-	-
			Other currencies	290,244	11,215	-	-	-	301,459	301,459	-	-	-
Accounts payable to related parties currents
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	534	-	-	-	-	534	534	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	4	-	-	-	-	4	4	-	-	-
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	210	-	-	-	-	210	210	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	12	-	-	-	-	12	12	-	-	-
	Total			1,338,746	11,215	-	-	-	1,349,961	1,349,961

	Total consolidated			1,891,289	1,014,552	3,246,203	1,706,312	2,780,822	10,639,178	9,341,682
F-43

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,212	-	-	-	-	75,212	75,000	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	ThUS$	-	52,675	-	-	-	52,675	50,381	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThUS$	30,193	-	-	-	-	30,193	30,000	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	ThUS$	40,191	-	-	-	-	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	72,151	-	-	-	-	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThUS$	12,054	-	-	-	-	12,054	12,000	At Expiration	1.79	1.79

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	-	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThUS$	-	14,579	31,949	-	-	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThUS$	145	199	28,911	-	-	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThUS$	1,497	4,308	160,556	-	-	166,361	158,194	Quarterly	3.55	3.55

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	36,250	72,500	518,125	-	626,875	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	ThUS$	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThUS$	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThUS$	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThUS$	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	ThUS$	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	ThUS$	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	ThUS$	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	France	ThUS$	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	U.S.A.	ThUS$	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	ThUS$	2,503	7,587	18,772	9,178	-	38,040	36,191	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,982	5,972	16,056	7,766	-	31,776	30,199	Monthly	2.49	2.49
0-E	INVESTEC	England	ThUS$	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67
Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	1,501	4,892	268,922	-	-	275,315	256,860	At Expiration	2.85	2.85
Financial leases

0-E	ING	U.S.A.	ThUS$	5,889	17,671	34,067	12,134	-	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThUS$	1,788	5,457	-	-	-	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThUS$	6,083	18,250	48,667	14,262	-	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThUS$	17,558	50,593	67,095	3,899	-	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,744	41,508	79,165	22,474	-	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThUS$	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThUS$	4,773	9,541	-	-	-	14,314	14,127	Quarterly	2.57	2.57
0-E	RRPF ENGINE	England	ThUS$	-	-	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35

Other loans

0-E	BOEING	U.S.A.	ThUS$	163	320	26,214	-	-	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThUS$	25,802	77,795	207,001	103,341	-	413,939	370,389	Quarterly	6.00	6.00

Hedging derivatives
-	OTROS	-	ThUS$	7,364	15,479	7,846	-	-	30,689	-	-	0.00	0.00
-	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Clases de pasivo para el análisis del riesgo de liquidez agrupado por vencimiento al 31 de diciembre de 2016

Nombre empresa deudora: TAM S.A. y Filiales, Rut 02.012.862/0001-60, Brasil.

					Más de	Más de	Más de
		País de	Descripción	Hasta	90 días	uno a	tres a	Más de		Total
Rut empresa		empresa	de la	90	a un	tres	cinco	cinco	Total	Valor	Tipo de	Tasa	Tasa
acreedora	Nombre empresa acreedora	acreedora	moneda	días	año	años	años	años	Valor	nominal	amortización	efectiva	nominal
				MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$		%	%

Préstamos bancarios

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holanda	US$	179	493	1,315	1,314	54	3,355	2,882	Mensual	6.01	6.01
0-E	CITIBANK	E.E.U.U.	US$	1,528	203,150	-	-	-	204,678	200,000	Al Vencimiento	3.39	3.14

Obligaciones con el Público

0-E	THE BANK OF NEW YORK	E.E.U.U.	US$	-	352,938	83,750	562,813	-	999,501	800,000	Al Vencimiento	8.17	8.00

Arrendamiento Financiero

0-E	AFS INVESTMENT IX LLC	E.E.U.U.	US$	2,733	7,698	20,522	8,548	-	39,501	35,448	Mensual	1.25	1.25
0-E	DVB BANK SE	E.E.U.U.	US$	120	165	-	-	-	285	282	Mensual	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	E.E.U.U.	US$	3,852	5,098	-	-	-	8,950	8,846	Mensual	2.30	2.30
0-E	KFW IPEX-BANK	Alemania	US$	592	1,552	-	-	-	2,144	2,123	Mensual/Trimestral	2.80	2.80
0-E	NATIXIS	Francia	US$	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Trimestral/Semestral	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburgo	US$	833	2,385	6,457	6,542	-	16,217	14,754	Trimestral	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italia	US$	11,875	32,116	85,995	171,553	-	301,539	279,335	Trimestral	4.18	4.11
0-E	BANCO IBM S.A	Brasil	BRL	380	1,161	35	-	-	1,576	1,031	Mensual	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brasil	BRL	225	-	-	-	-	225	222	Mensual	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	Francia	BRL	146	465	176	-	-	787	519	Mensual	13.63	13.63
	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThUS$	549,897	21,215	-	-	-	571,112	571,112	-	-	-
			CLP	48,842	(30)	-	-	-	48,812	48,812	-	-	-
			BRL	346,037	27	-	-	-	346,064	346,064	-	-	-
			Others currencies	140,471	11,467	-	-	-	151,938	151,938	-	-	-

Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	170	-	-	-	-	170	170	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	-	-	-	-	46	46	-	-	-
0-E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	28	-	-	-	-	28	28	-	-	-
65.216.000-K	Comunidad Mujer	Chile	CLP	13	-	-	-	-	13	13
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	6	-	-	-	-	6	6
79.773.440-3	Transportes San Felipe S.A.	Chile	CLP	4	-	-	-	-	4	4	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	2	-	-	-	-	2	2	-	-	-
	Total			1,085,516	32,679	-	-	-	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2016, the Company provided US$ 30.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2017, the Company had provided US$ 16.4 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

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

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2017 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with stable outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2017, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2017				As of December 31, 2016
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets

Cash and cash equivalents	29,658	29,658	-	-	15,522	15,522	-	-
Short-term mutual funds	29,658	29,658	-	-	15,522	15,522	-	-

Other financial assets, current	536,001	473,653	62,348	-	548,402	536,991	11,411	-
Fair value derived interest rate	3,113	-	3,113	-	-	-	-	-
Fair value of fuel derivatives	10,711	-	10,711	-	10,088	-	10,088	-
Fair value derived from foreign currency	48,322	-	48,322	-	1,259	-	1,259	-
Interest accrued since the last payment date of Cross Currency Swap	202	-	202	-	64	-	64	-
Private investment funds	472,232	472,232	-	-	536,991	536,991	-	-
Domestic and foreign bonds	1,421	1,421	-	-	-	-	-	-

Other financial assets, not current	519	-	519	-	-	-	-	-
Fair value derived from foreign currency	519	-	519	-	-	-	-	-

Liabilities

Other financial liabilities, current	12,200	-	12,200	-	24,881	-	24,881	-
Fair value of interest rate derivatives	8,919	-	8,919	-	9,579	-	9,579	-
Fair value of foreign currency derivatives	2,092	-	2,092	-	13,155	-	13,155	-
Interest accrued since the last payment date of Currency Swap	1,189	-	1,189	-	2,147	-	2,147	-

Other financial liabilities, non current	2,617	-	2,617	-	6,679	-	6,679	-
Fair value of interest rate derivatives	2,617	-	2,617	-	6,679	-	6,679	-

Additionally, at December 31, 2017, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2017		As of December 31, 2016
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,112,346	1,112,346	933,805	933,805
Cash on hand	8,562	8,562	8,630	8,630
Bank balance	330,430	330,430	255,746	255,746
Overnight	239,292	239,292	295,060	295,060
Time deposits	534,062	534,062	374,369	374,369
Other financial assets, current	23,918	23,918	164,426	164,426
Other financial assets	23,918	23,918	164,426	164,426
Trade debtors, other accounts receivable and Current accounts receivable	1,214,050	1,214,050	1,107,889	1,107,889
Accounts receivable from entities related, current	2,582	2,582	554	554
Other financial assets, not current	87,571	87,571	102,125	102,125
Accounts receivable, non-current	6,891	6,891	8,254	8,254

Other current financial liabilities	1,288,749	1,499,495	1,814,647	2,022,290
Accounts payable for trade and other accounts payable, current	1,695,202	1,695,202	1,593,068	1,593,068
Accounts payable to entities related, current	760	760	269	269
Other financial liabilities, not current	6,602,891	6,738,872	6,790,273	6,970,375
Accounts payable, not current	498,832	498,832	359,391	359,391

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

As of December 31, 2017, the goodwill amounts to ThUS $ 2,672,550 (ThUS $ 2,710,382 as of December 31, 2016), while the intangible assets comprise the Airport Slots for ThUS $ 964,513 (ThUS $ 978,849 as of December 31, 2016) and Loyalty Program for ThUS $ 321,440 (ThUS $ 326,262 as of December 31, 2016).

The Company checks at least once a year whether goodwill and intangible assets with an indefinite useful life have suffered an impairment loss. For this evaluation, the Company has identified two cash generating units (CGU), "Air transport" and "Multiplus coalition and loyalty program". The book value of the surplus value assigned to each CGU as of December 31, 2017 amounted to ThUS $ 2,146,692 and ThUS $ 525,858 (ThUS $ 2,176,634 and ThUS $ 533,748 as of December 31, 2016), which include the following Intangible assets of indefinite useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$

Airport Slots	964,513	978,849	-	-
Loyalty program	-	-	321,440	326,262

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

(c)       Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of December 31, 2017, the Company has recognized deferred tax assets of ThUS $ 364,021 (ThUS $ 384,580 as of December 31, 2016) and has ceased to recognize deferred tax assets on tax losses of ThUS $ 81,155 (ThUS $ 115,801 as of December 31, 2016) (Note 18).

(d)       Air tickets sold that are not actually used.

The Company register advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of December 31, 2017, deferred revenue associated with air tickets sold amounted to ThUS$ 1,550,447 (ThUS$ 1,535,229 as of December 31, 2016). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, that is, if during the next six months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from six to seven months, which, would have an impact of up to ThUS$ 20,000 in the results of 2017.

(e)       Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of December 31, 2017 and 2016 the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

The members of these programs accumulate kilometers when they fly with LATAM Airlines Group or any other airline member of the onewordl® program, as well as use the services of the associated entities.

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, weighted by the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns and projections prepared by external experts.

As of December 31, 2017, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS $ 853,505 (ThUS$ 896,190 as of December 31, 2016). A hypothetical change of one percentage point in the exchange probability would result in an impact as of December 31, 2017 of ThUS$ 25,000 (ThUS$ 30,632 as of December 31, 2016). While the deferred revenues associated with the loyalty programs LATAM Fidelidade and Multiplus amount to ThUS $ 364,866 (ThUS$ 392,107 as of December 31, 2016). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact ThUS$ 16,700 in 2017 (ThUS$ 14,639 in 2016).

The value of kilometers and other components are determined by the Company based on a fair value analysis. As of December 31, 2017 a hypothetical change of one percentage point in the fair value of the unused kilometers would result in an impact of ThUS$ 8,000 in 2017 (ThUS$ 8,400 in 2016).

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

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 19.4 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

For the periods ended

				Coalition and
	Air			loyalty program
	transportation			Multiplus			Eliminations			Consolidated
	At December 31,			At December 31,			At December 31,			At December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income from ordinary activities from external customers (*)	9,159,031	8,587,772	9,278,041	454,876	400,568	462,004	-	-	-	9,613,907	8,988,340	9,740,045

LAN passenger	4,313,287	4,104,348	4,241,918	-	-	-	-	-	-	4,313,287	4,104,348	4,241,918
TAM passenger	3,726,314	3,372,799	3,706,692	454,876	400,568	462,004	-	-	-	4,181,190	3,773,367	4,168,696
Freight	1,119,430	1,110,625	1,329,431	-	-	-	-	-	-	1,119,430	1,110,625	1,329,431

Income from ordinary activities from transactions with other operating segments	454,876	400,568	462,004	67,554	65,969	67,826	(522,430)	(466,537)	(529,830)	-	-

Other operating income	308,937	364,551	230,823	240,952	174,197	154,958	-	-	-	549,889	538,748	385,781

Interest income	28,184	27,287	21,818	50,511	58,380	63,647		(10,718)	(10,385)	78,695	74,949	75,080
Interest expense	(393,286)	(427,054)	(423,742)	-	-		-	10,718	10,385	(393,286)	(416,336)	(413,357)

Total net interest expense	(365,102)	(399,767)	(401,924)	50,511	58,380	63,647	-	-	-	(314,591)	(341,387)	(338,277)

Depreciation and amortization	(994,416)	(952,285)	(923,311)	(7,209)	(8,043)	(11,095)	-	-	-	(1,001,625)	(960,328)	(934,406)

Material non-cash items other than depreciation and amortization	(75,479)	10,069	(507,921)	(145)	(991)	1,893	-	-	-	(75,624)	9,078	(506,028)

Disposal of fixed assets and inventory losses	(39,238)	(82,734)	(20,932)	-	-	-	-	-	-	(39,238)	(82,734)	(20,932)
Doubtful accounts	(18,272)	(29,674)	(18,292)	(144)	(476)	611	-	-	-	(18,416)	(30,150)	(17,681)
Exchange differences	(18,717)	122,129	(469,178)	(1)	(478)	1,282	-	-	-	(18,718)	121,651	(467,896)
Result of indexation units	748	348	481	-	(37)	-	-	-	-	748	311	481

Income (loss) atributable to owners of the parents	(3,482)	(83,653)	(356,039)	158,783	152,873	136,765	-	-	-	155,301	69,220	(219,274)

Participation of the entity in the income of associates	-	-	37	-	-	-	-	-	-	-	-	37
Expenses for income tax	(104,376)	(92,476)	249,090	(69,128)	(70,728)	(70,707)	-	-	-	(173,504)	(163,204)	178,383
Segment profit / (loss)	41,931	(42,203)	(315,497)	158,783	152,873	136,765	-	-	-	200,714	110,670	(178,732)
Assets of segment	17,430,937	17,805,749	16,924,200	1,373,049	1,400,432	1,182,111	(6,014)	(7,987)	(4,893)	18,797,972	19,198,194	18,101,418
Segment liabilities	14,007,916	14,469,505	14,700,072	563,849	572,065	490,076	(41,029)	(28,680)	(26,278)	14,530,736	15,012,890	15,163,870

Amount of non-current asset additions	412,846	1,481,090	1,492,281	-	-	-	-	-	-	412,846	1,481,090	1,492,281

Property, plant and equipment	325,513	1,390,730	1,439,057	-	-	-	-	-	-	325,513	1,390,730	1,439,057
Intangibles other than goodwill	87,333	90,360	53,224	-	-	-	-	-	-	87,333	90,360	53,224

Purchase of non-monetary assets of segment	490,983	782,957	1,622,198	-	-	-	-	-	-	490,983	782,957	1,622,198

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

For the periods ended

				Coalition and
	Air			loyalty program
	transportation			Multiplus			Eliminations			Consolidated
	At December 31,			At December 31,			At December 31,			At December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from
Purchases of property, plant and equipment	403,282	693,581	691,930	384	789	2,440	-	-	-	403,666	694,370	694,370
Additions associated with maintenance	218,537	197,866	230,526	-	-	-	-	-	-	218,537	197,866	230,526
Other additions	184,745	495,715	461,404	384	789	2,440	-	-	-	185,129	496,504	463,844
Purchases of intangible assets	79,102	84,377	41,399	8,216	4,210	11,050	-	-	-	87,318	88,587	52,449

Net cash flows from (used in) operating activities	1,489,797	827,108	1,531,395	186,367	154,411	147,348	(9,424)	(635)	(6,642)	1,666,740	980,884	1,672,101
Net cash flow from (used in) investing activities	(278,790)	(426,989)	(1,679,272)	(8,632)	(4,800)	(16,423)	-	-	-	(287,422)	(431,789)	(1,695,695)
Net cash flows from (used in) financing activities	(1,010,705)	(246,907)	(4,708)	(168,383)	(149,372)	(123,652)	-	-	-	(1,179,088)	(396,279)	(128,360)

(**) The company does not have the cash flows of intangible asset acquisitions associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Peru	626,316	627,215	681,340
Argentina	1,113,467	1,030,973	979,324
U.S.A.	900,413	933,130	1,025,475
Europe	676,282	714,436	723,062
Colombia	359,276	343,001	353,007
Brazil	3,436,402	2,974,234	3,464,297
Ecuador	190,268	198,171	238,500
Chile	1,527,158	1,512,570	1,575,519
Asia Pacific and rest of Latin America	784,325	654,610	699,521
Income from ordinary activities	9,613,907	8,988,340	9,740,045
Other operating income	549,889	538,748	385,781

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Cash on hand	8,562	8,630
Bank balances	330,430	255,746
Overnight	239,292	295,060
Total Cash	578,284	559,436

Cash equivalents
Time deposits	534,062	374,369
Mutual funds	29,658	15,522
Total cash equivalents	563,720	389,891
Total cash and cash equivalents	1,142,004	949,327

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Argentine peso	12,135	7,871
Brazilian real	106,499	97,401
Chilean peso	81,845	30,758
Colombian peso	7,264	4,336
Euro	11,746	1,695
US Dollar	882,114	780,124
Other currencies	40,401	27,142
Total	1,142,004	949,327

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.      Financial instruments by category

As of December 31, 2017

				Initial designation
Assets	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,112,346	-	-	29,658	1,142,004
Other financial assets, current (*)	23,918	62,348	1,421	472,232	559,919
Trade and others accounts receivable, current	1,214,050	-	-	-	1,214,050
Accounts receivable from related entities, current	2,582	-	-	-	2,582
Other financial assets, non current (*)	87,077	519	494	-	88,090
Accounts receivable, non current	6,891	-	-	-	6,891
Total	2,446,864	62,867	1,915	501,890	3,013,536

Liabilities	Other	Held
	financial	Hedge
	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other liabilities, current	1,288,749	12,200	1,300,949
Trade and others accounts payable, current	1,695,202	-	1,695,202
Accounts payable to related entities, current	760	-	760
Other financial liabilities, non-current	6,602,891	2,617	6,605,508
Accounts payable, non-current	498,832	-	498,832
Total	10,086,434	14,817	10,101,251

(*)        The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2016

				Initial designation
Assets	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	933,805	-	-	15,522	949,327
Other financial assets, current (*)	164,426	11,411	-	536,991	712,828
Trade and others accounts receivable, current	1,107,889	-	-	-	1,107,889
Accounts receivable from related entities, current	554	-	-	-	554
Other financial assets, non current (*)	101,603	-	522	-	102,125
Accounts receivable, non current	8,254	-	-	-	8,254
Total	2,316,531	11,411	522	552,513	2,880,977

Liabilities	Other	Held
	financial	Hedge
	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other liabilities, current	1,814,647	24,881	1,839,528
Trade and others accounts payable, current	1,593,068	-	1,593,068
Accounts payable to related entities, current	269	-	269
Other financial liabilities, non-current	6,790,273	6,679	6,796,952
Accounts payable, non-current	359,391	-	359,391
Total	10,557,648	31,560	10,589,208

(*)      The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.      Financial instruments by currency

a)     Assets

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Cash and cash equivalents	1,142,004	949,327
Argentine peso	12,135	7,871
Brazilian real	106,499	97,401
Chilean peso	81,845	30,758
Colombian peso	7,264	4,336
Euro	11,746	1,695
US Dollar	882,114	780,124
Other currencies	40,401	27,142
Other financial assets (current and non-current)	648,009	814,953
Argentine peso	297	337
Brazilian real	475,810	686,501
Chilean peso	26,679	668
Colombian peso	1,928	1,023
Euro	7,853	6,966
US Dollar	133,431	117,346
Other currencies	2,011	2,112
Trade and other accounts receivable, current	1,214,050	1,107,889
Argentine peso	49,958	82,770
Brazilian real	635,890	551,260
Chilean peso	83,415	92,791
Colombian peso	3,249	16,454
Euro	48,286	21,923
US Dollar	257,324	312,394
Other currencies (*)	135,928	30,297
Accounts receivable, non-current	6,891	8,254
Brazilian real	4	4
Chilean peso	6,887	8,250
Accounts receivable from related entities, current	2,582	554
Brazilian real	2	-
Chilean peso	735	554
US Dollar	1,845	-
Total assets	3,013,536	2,880,977
Argentine peso	62,390	90,978
Brazilian real	1,218,205	1,335,166
Chilean peso	199,561	133,021
Colombian peso	12,441	21,813
Euro	67,885	30,584
US Dollar	1,274,714	1,209,864
Other currencies	178,340	59,551

(*)     See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Trade accounts receivable	1,175,796	1,022,933
Other accounts receivable	133,054	170,264
Total trade and other accounts receivable	1,308,850	1,193,197
Less: Allowance for impairment loss	(87,909)	(77,054)
Total net trade and accounts receivable	1,220,941	1,116,143
Less: non-current portion – accounts receivable	(6,891)	(8,254)
Trade and other accounts receivable, current	1,214,050	1,107,889

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Fully performing	1,040,671	907,358
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	34,153	27,651
Expired from 91 to 180 days	10,141	9,303
More than 180 days overdue (*)	2,922	1,567
Total matured accounts receivable, but not impaired	47,216	38,521

Matured accounts receivable and impaired Judicial, pre-judicial collection and protested documents	43,175	34,909
Debtor under pre-judicial collection process and portfolio sensitization	44,734	42,145
Total matured accounts receivable and impaired	87,909	77,054
Total	1,175,796	1,022,933

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	December 31,	December 31,
Currency	2017	2016
	ThUS$	ThUS$

Argentine Peso	49,958	82,770
Brazilian Real	635,894	551,264
Chilean Peso	90,302	101,041
Colombian peso	3,249	16,454
Euro	48,286	21,923
US Dollar	257,324	312,394
Other currency (*)	135,928	30,297
Total	1,220,941	1,116,143

(*) Other currencies
Australian Dollar	40,303	5,487
Chinese Yuan	37	271
Danish Krone	197	151
Pound Sterling	5,068	3,904
Indian Rupee	3,277	303
Japanese Yen	18,756	2,601
Norwegian Kroner	133	184
Swiss Franc	2,430	1,512
Korean Won	18,225	4,241
New Taiwanese Dollar	2,983	662
Other currencies	44,519	10,938
Total	135,928	30,254

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables are the following:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2015	(71,042)	10,120	850	(60,072)
From January 1 to December 31, 2016	(60,072)	20,910	(37,892)	(77,054)
From January 1 to December 31, 2017	(77,054)	8,249	(19,104)	(87,909)

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

	As of December 31, 2017			As of December 31, 2016
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	1,175,796	(87,909)	1,087,887	1,022,933	(77,054)	945,879
Other accounts receivable	133,054	-	133,054	170,264	-	170,264

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)       Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2017	2016
					ThUS$	ThUS$

Foreign	Qatar Airways	Indirect shareholder	Qatar	ThU$	1,845	-
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	728	538
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Related director	Brazil	BRL	2	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	5	14
96.810.370-9	Inversiones Costa Verde
	Ltda. y CPA.	Related director	Chile	CLP	2	2

	Total current assets				2,582	554

(b)       Accounts payable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2017	2016
					ThUS$	ThUS$

78.997.060-2	Viajes Falabella Ltda.	Related director	Chile	CLP	534	46
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	12	6
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ThUS$	4	2
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	-	13
Foreign	Consultoría Administrativa
	Profesional S.A. de C.V.	Related company	México	MXN	210	170
Foreign	TAM Aviação Executiva
	e Taxi Aéreo S.A.	Related director	Brazil	BRL	-	28
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	CLP	-	4
	Total current liabilities				760	269

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Technical stock	195,530	191,864
Non-technical stock	41,136	49,499
Total	236,666	241,363

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Provision for obsolescence Technical stock	21,839	31,647
Provision for obsolescenceNon-technical stock	6,488	3,429
Total	28,327	35,076

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2017, the Company recorded ThUS$ 155,421 (ThUS$ 167,365 at December 31, 2016) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Other financial assets
Private investment funds	472,232	536,991	-	-	472,232	536,991
Deposits in guarantee (aircraft)	15,690	16,819	41,058	56,846	56,748	73,665
Guarantees for margins of derivatives	2,197	939	-	-	2,197	939
Other investments	-	-	494	522	494	522
Domestic and foreign bonds	1,421	-	-	-	1,421	-
Other guarantees given	6,031	140,733	46,019	44,757	52,050	185,490
Other	-	5,935	-	-	-	5,935
Subtotal of other financial assets	497,571	701,417	87,571	102,125	585,142	803,542

(b) Hedging assets

Interest accrued since the last payment date
of Cross currency swap	202	64	-	-	202 64
Fair value of interest rate derivatives	3,113	-	-	-	3,113	-
Fair value of foreign currency derivatives	48,322	1,259	519	-	48,841	1,259
Fair value of fuel price derivatives	10,711	10,088	-	-	10,711	10,088
Subtotal of hedging assets	62,348	11,411	519	-	62,867	11,411
Total Other Financial Assets	559,919	712,828	88,090	102,125	648,009	814,953

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments

Aircraft leases	31,322	37,560	4,718	14,065	36,040	51,625
Aircraft insurance and other	17,681	14,717	-	-	17,681	14,717
Others	10,012	4,521	1,186	1,573	11,198	6,094
Subtotal advance payments	59,015	56,798	5,904	15,638	64,919	72,436

(b) Other assets

Aircraft maintenance reserve (*)	21,505	51,576	51,836	90,175	73,341	141,751
Sales tax	137,866	102,351	37,959	40,232	175,825	142,583
Other taxes	2,475	500	-	-	2,475	500
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	327	406	670	591	997	997
Judicial deposits	-	-	124,438	90,604	124,438	90,604
Others	-	611	-	104	-	715
Subtotal other assets	162,173	155,444	214,903	221,706	377,076	377,150
Total Other Non - Financial Assets	221,188	212,242	220,807	237,344	441,995	449,586

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

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2017, maintenance reserves total ThUS $ 73,341 (ThUS $ 141,751 as of December 31, 2016), corresponding to 14 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at December 31, 2017 and December 31, 2016 are detailed below:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$
Current assets

Aircraft	236,022	281,158
Engines and rotables	9,197	29,083
Other assets	45,884	26,954
Total	291,103	337,195

Current liabilities
Other liabilities	15,546	10,152
Total	15,546	10,152

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft, two Boeing 777 aircraft, eight A330 spare engines, A330 rotables and two buildings under the heading Non-current assets were transferred from the Property, plant and equipment heading. or groups of assets for disposal, classified as held for sale.

As a result, as of December 31, 2016, an adjustment of US $ 55 million was recorded to write down these assets to their net.

During 2016, two Airbus A319 aircraft, one Airbus A320 aircraft, two Airbus A330 aircraft, one A330 spare engine and D200 rotables were sold.

During 2017, an adjustment of US $ 17.4 million was recognized to record these assets at their net realizable value.

In addition, during 2017 seven Airbus A330 Spare engines and two Airbus A330 aircraft were sold.

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of		As of
	December 31,		December 31,
Aircraft	2017		2016
Boeing 777 Freighter	2	(*)	2	(*)
Airbus A330-200	1		3
Airbus A320-200	1		1
ATR42-300	1		1
Total	5		7

(*) One aircraft leased to DHL.

(b)       Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

During 2017 an adjustment of US $ 1.3 million was recognized to record these assets at their net realizable value.

In addition, during 2017 part of the A330 inventory was sold.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)       Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2017	2016
			%	%
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2017						ended December 31, 2017
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	315,607	294,308	21,299	303,204	301,476	1,728	1,046,423	1,205
Lan Cargo S.A.	584,169	266,836	317,333	371,934	292,529	79,405	264,544	(30,220)
Lan Argentina S.A.	198,951	166,445	32,506	143,731	139,914	3,817	387,557	(41,636)
Transporte Aéreo S.A.	324,498	30,909	293,589	104,357	36,901	67,456	317,436	2,172
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	96,407	66,166	30,241	84,123	78,817	5,306	219,039	3,722
Aerovías de Integración Regional, AIRES S.A.	138,138	64,160	73,978	91,431	80,081	11,350	279,414	526
TAM S.A. (*)	4,490,714	1,843,822	2,646,892	3,555,423	2,052,633	1,502,790	4,621,338	160,582

	Statement of financial position as of December 31, 2016						Results for the period ended December 31, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	967,787	(2,164)
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	266,296	(24,813)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	371,896	(29,572)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	297,247	8,206
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	219,676	(1,281)
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	277,503	(13,675)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	4,145,951	2,107

	Statement of financial position as of December 31, 2015						Results for the period ended December 31, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	1,078,992	5,068
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	278,117	(74,408)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	443,317	9,432
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	324,464	5,878
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	246,402	(1,278)
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	291,354	(34,079)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	4,597,611	(183,812)

(*) Correspond to consolidated information of TAM S.A. and Subsidiaries.

(b)       Non-controlling interest

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2017	2016	2017	2016
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,722	3,360
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	849	957
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	4,578	3,162
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0,13940	0.70422	3,502	515
Lan Argentina S.A.	0-E	Argentina	0,02842	0.13440	79	(311)
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(520)	(905)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80944	0.80944	461	436
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,324	1,104
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	77,139	80,313
Total					91,147	88,644

			As of	As of	As of	For the period ended
		Country	December 31,	December 31,	December 31,	December 31,
Incomes	Tax No.	of origin	2017	2016	2015	2017	2016	2015
			%	%	%	ThUS$	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	30.00000	360	(649)	1,521
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10605	(4)	(7)	(69)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	51.00000	1,416	96	1,349
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0,13940	0.70422	0.70422	117	364	281
Lan Argentina S.A.	0-E	Argentina	0,02842	0.13440	1.00000	24	77	61
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1.00000	-	(4)	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	1.00000	-	-	5
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	10.00000	398	(106)	14
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80944	0.80944	0.98307	4	(140)	(335)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	299	146	431
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	27.26000	42,796	41,673	37,283
Total						45,410	41,450	40,542

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$

Airport slots	964,513	978,849	964,513	978,849
Loyalty program	321,440	326,262	321,440	326,262
Computer software	160,970	157,016	509,377	419,652
Developing software	123,415	91,053	123,415	91,053
Trademarks (1)	46,909	57,133	62,539	63,730
Other assets	-	-	-	808
Total	1,617,247	1,610,313	1,981,284	1,880,354

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	1,880,079
Additions	4,954	48,270	-	-	53,224
Withdrawals	(4,612)	(162)	-	(1)	(4,775)
Transfer software	28,726	(30,426)	-	-	(1,700)
Foreing exchange	(14,871)	(16,845)	(384,041)	(152,910)	(568,667)
Amortization	(36,736)	-	-	-	(36,736)
Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	1,321,425

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	6,688	83,672	-	-	90,360
Withdrawals	(736)	(191)	-	-	(927)
Transfer software	85,029	(74,376)	-	-	10,653
Foreing exchange	5,689	7,061	161,862	64,447	239,059
Amortization	(43,912)	-	-	(6,345)	(50,257)
Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	1,610,313

Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	8,453	78,880	-	-	87,333
Withdrawals	(244)	(684)	-	-	(928)
Transfer software	45,783	(45,580)	-	-	203
Foreing exchange	(1,215)	(254)	(14,336)	(5,459)	(21,264)
Amortization	(48,823)	-	-	(9,587)	(58,410)
Closing balance as of December 31, 2017	160,970	123,415	964,513	368,349	1,617,247

(1)	In 2016, after the extensive work of integration after the association between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM ", which would unite all companies under a single image.

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)	See Note 2.5

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs and brands as of December 31, 2017, amounts to ThUS$ 373,463 (ThUS$ 270,041 at December 31, 2016).

NOTE 16 – GOODWILL

The Goodwill amount at December 31, 2017 is ThUS$ 2,672,550 (ThUS$ 2,710,382 at December 31, 2016 and ThUS$ 2,280,575 at December 31, 2015). Movement of Goodwill separated by CGU it includes the following:

		Coalition
Movement of Goodwill, separated by CGU:		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(823,415)	(209,411)	(1,032,826)
Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	341,813	88,261	430,074
Others	(267)	-	(267)
Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382
Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	(29,942)	(7,890)	(37,832)
Others	-	-	-
Closing balance as of December 31, 2017	2,146,692	525,858	2,672,550

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2017 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.3 - 3.9	3.3 - 3.9
Discount rate based on the weighted average cost of capital (WACC)%		7.55 - 8.55	-
Discount rate based on cost of equity (Ke)%		-	12.4 - 13.4
Fuel Price from futures price curves commodities markets	US$/barrel	73-78	-

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

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	8.55	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.4	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress (*)	556,822	470,065	-	-	556,822	470,065
Land	49,780	50,148	-	-	49,780	50,148
Buildings	190,552	190,771	(66,004)	(60,552)	124,548	130,219
Plant and equipment	9,222,540	10,099,587	(2,390,142)	(2,350,045)	6,832,398	7,749,542
Own aircraft	8,544,185	9,436,684	(2,138,612)	(2,123,025)	6,405,573	7,313,659
Other (**)	678,355	662,903	(251,530)	(227,020)	426,825	435,883
Machinery	39,084	39,246	(29,296)	(26,821)	9,788	12,425
Information technology equipment	166,713	163,695	(136,557)	(123,981)	30,156	39,714
Fixed installations and accessories	186,989	178,363	(106,212)	(94,451)	80,777	83,912
Motor vehicles	70,290	96,808	(58,812)	(67,855)	11,478	28,953
Leasehold improvements	186,679	192,100	(102,454)	(87,559)	84,225	104,541
Other property, plants and equipment	3,640,838	3,005,981	(1,355,475)	(1,177,351)	2,285,363	1,828,630
Financial leasing aircraft	3,551,041	2,905,556	(1,328,421)	(1,152,190)	2,222,620	1,753,366
Other	89,797	100,425	(27,054)	(25,161)	62,743	75,264
Total	14,310,287	14,486,764	(4,244,952)	(3,988,615)	10,065,335	10,498,149

(*) As of December 31, 2017, includes pre-delivery payments to aircraft manufacturers for ThUS$ 543,720 (ThUS$ 434,250 as of December 31, 2016)

(**) Mainly considers rotable and tools.

(a)        Movement in the different categories of Property, plant and equipment:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Additions	39,711	-	439	1,304,199		15,322	1,692	280	13,188	64,226	1,439,057
Disposals	-	-	(500)	(76,675)	(1)	(27)	-	(8)	-	(11)	(77,221)
Retirements	(1,262)	-	(956)	(38,240)		(104)	(476)	(4)	-	(8,902)	(49,944)
Depreciation expenses	-	-	(7,161)	(521,688)		(16,196)	(11,649)	(378)	(13,973)	(174,474)	(745,519)
Foreing exchange	(932)	(11,786)	(18,248)	(129,933)		(6,126)	(13,269)	(638)	(1,659)	(252,709)	(435,300)
Other increases (decreases)	168,016	(889)	(49,089)	(150,677)		11	68,877	308	9	(2,058)	34,508
Changes, total	205,533	(12,675)	(75,515)	386,986		(7,120)	45,175	(440)	(2,435)	(373,928)	165,581
Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	14,481	-	272	1,301,093		7,392	292	6	54,181	13,013	1,390,730
Disposals	-	-	-	(16,918)	(2)	(59)	-	(32)	-	(2,972)	(19,981)
Retirements	(284)	-	(68)	(39,816)		(55)	(1,258)	-	-	(2,604)	(44,085)
Depreciation expenses	-	-	(6,234)	(562,131)		(14,909)	(13,664)	(293)	(23,283)	(124,038)	(744,552)
Foreing exchange	5,081	4,835	2,538	51,770		2,924	9,384	223	2,849	93,383	172,987
Other increases (decreases)	(692,025)	-	42,220	(285,198)	(3)	532	200	(384)	16,706	(277,658)	(1,195,607)
Changes, total	(672,747)	4,835	38,728	448,800		(4,175)	(5,046)	(480)	50,453	(300,876)	(440,508)
Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	11,145	-	-	258,615		5,708	329	77	8,156	41,483	325,513
Disposals	-	-	-	(16,004)		(6)	(10)	(43)	-	(27)	(16,090)
Retirements	(127)	-	(6)	(24,341)		(473)	(497)	-	-	(1,610)	(27,054)
Depreciation expenses	-	-	(7,946)	(496,857)		(14,587)	(14,124)	(187)	(27,266)	(204,237)	(765,204)
Foreing exchange	107	(368)	(275)	(4,603)		(183)	(820)	(8)	(243)	(5,113)	(11,506)
Other increases (decreases)	75,632	-	2,556	(653,457)		(17)	11,987	(448)	(963)	626,237	61,527
Changes, total	86,757	(368)	(5,671)	(936,647)		(9,558)	(3,135)	(609)	(20,316)	456,733	(432,814)
Closing balance as of December 31, 2017	556,822	49,780	124,548	6,853,228		30,156	80,777	436	84,225	2,285,363	10,065,335

(1)	During the first half of 2015 three Airbus A340 aircraft were sold.

During the second half of 2015 seven Dash-200 aircraft were sold.

During the second half of 2015 two Airbus A319 aircraft were sold.

(2)	During 2016 the sale of two Airbus A330 aircraft was materialized.
(3)	During 2016 the reclassification to non-current assets or groups of assets for disposal classified as held for sale (see Note 13) of two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft and two Boeing 777 aircraft was materialized.

(b)       Composition of the fleet:

		Aircraft included
		in Property,				Operating			Total
		plant and equipment				leases			fleet
		As of		As of		As of		As of	As of		As of
		December 31,		December 31,		December 31,		December 31,	December 31,		December 31,
Aircraft	Model	2017		2016		2017		2016	2017		2016

Boeing 767	300ER	34		34		2		3	36		37
Boeing 767	300F	8	(1)	8	(1)	2		3	10	(1)	11	(1)
Boeing 777	300ER	4		4		6		6	10		10
Boeing 777	Freighter	-		-		-		2	-		2
Boeing 787	800	6		6		4		4	10		10
Boeing 787	900	4		4		10		8	14		12
Airbus A319	100	37		36		9		12	46		48
Airbus A320	200	93	(2)	93		38		53	131	(2)	146
Airbus A320	NEO	1		1		3		1	4		2
Airbus A321	200	30		30		17		17	47		47
Airbus A350	900	5	(3)	5		2	(3)	2	7	(3)	7
Total		222		221		93		111	315		332

(1) Two aircraft leased to FEDEX as of December 2017; three aircraft as of December 2016.

(2) Three aircraft leased to Salam Air and one to Sundair

(3) Four aircraft leased to Qatar Air. Two in operating leases and two in Properties, plant and equipment.

(c)       Method used for the depreciation of Property, plant and equipment:

		Useful life	(years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

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

As of December 31, 2017, the deferred charge for the period, which is included in the consolidated statement of income, amounts to ThUS $ 765,204 (ThUS $ 744,552 as of December 31, 2016). This charge is recognized in the items of cost of sales and administrative expenses of the consolidated statement of income.

(d)       Additional information regarding Property, plant and equipment:

(i)       Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2017		2016
Guarantee	Assets		Existing	Book	Existing	Book
agent (*)	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington	Aircraft and engines	Airbus A321 / A350	637,934	721,602	596,224	722,979
Trust Company		Boeing 767	593,655	888,948	811,723	1,164,364
		Boeing 787	720,267	842,127	739,031	899,445
			-	-
Banco Santander S.A.	Aircraft and engines	Airbus A319	-	-	50,671	91,889
		Airbus A320	199,165	291,649	462,950	709,788
		Airbus A321	29,296	40,584	32,853	44,227
			-	-
BNP Paribas	Aircraft and engines	Airbus A319	84,767	136,407	134,346	228,384
		Airbus A320	110,267	175,650	128,173	181,838
			-
Credit Agricole	Aircraft and engines	Airbus A319	20,874	38,826	26,014	37,389
		Airbus A320	46,895	98,098	71,794	144,157
		Airbus A321	30,322	85,463	40,609	93,110
			-	-	-
Wells Fargo	Aircraft and engines	Airbus A320	224,786	306,660	252,428	333,419
				-
Bank of Utah	Aircraft and engines	Airbus A320 / A350	614,632	666,665	670,826	709,280
			-	-
Natixis	Aircraft and engines	Airbus A320	34,592	72,388	45,748	66,738
		Airbus A321	378,418	481,397	377,104	514,625
			-	-
Citibank N. A.	Aircraft and engines	Airbus A320	94,882	141,817	111,243	166,370
		Airbus A321	36,026	72,741	42,867	70,166
			-	-
KfW IPEX-Bank	Aircraft and engines	Airbus A319	5,592	5,505	7,494	6,360
		Airbus A320	21,296	30,513	28,696	36,066
Airbus Financial Services	Aircraft and engines	Airbus A319	22,927	26,973	30,199	33,823
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	46,500	56,539	54,786	46,341
JP Morgan	Aircraft and engines	Boeing 777 (1)	169,674	216,000	192,671	236,400
Banco BBVA	Land and buildings (2)		55,801	66,876	50,381	69,498

Total direct guarantee			4,178,568	5,463,428	4,958,831	6,606,656

(*) Due to the characteristics of a syndicated loan, the guarantee agent is the representative of the creditors.

(1) These assets are classified under Non-current assets and disposal group classified as held for sale

(2) Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2017 amounted to ThUS$ 1,087,052 (ThUS$ 913,494 at December 31, 2016). The book value of assets with indirect guarantees as of December 31, 2017 amounts to ThUS$ 2,222,620 (ThUS$ 1,740,815 as of December 31, 2016).

(ii)       Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	136,811	116,386

Commitments for the acquisition of aircraft (*)	15,400,000	15,100,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2018	2019	2020	2021	2022	Total

Airbus S.A.S.	13	11	16	21	11	72
A320-NEO	7	3	9	8	5	32
A321	-	1	-	-	-	1
A321-NEO	2	3	5	5	4	19
A350-1000	-	-	2	8	2	12
A350-900	4	4	-	-	-	8
The Boeing Company	-	6	2	2	-	10
Boeing 777	-	2	-	-	-	2
Boeing 787-9	-	4	2	2	-	8
Total	13	17	18	23	11	82

As of December 31, 2017, as a result of the different aircraft purchase agreements signed with Airbus SAS, there remain 52 Airbus aircraft of the A320 family, with deliveries between 2018 and 2022, and 20 Airbus aircraft of the A350 family with dates of delivery between 2018 and 2022.

The approximate amount is ThUS$ 12,600,000, according to the manufacturer’s price list.

As of December 31, 2017, as a result of the different aircraft purchase agreements signed with The Boeing Company, there are 8 Boeing 787 Dreamliner aircraft remaining, with delivery dates between 2019 and 2021, and 2 Boeing 777 aircraft, with delivery scheduled for the year 2019.

The approximate amount, according to the manufacturer's list prices, is ThUS $ 2,800,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		December 31,
		2017	2016	2015
Average rate of capitalization of capitalized interest costs	%	4.21	3.54	2.79
Costs of capitalized interest	ThUS$	11,053	(696)	22,551

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2017	2016

Bandurria Leasing Limitd	Airbus A319	100	3	-
Bandurria Leasing Limitd	Airbus A320	200	4	-
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	-	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	-	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	-	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	-	1
Jilguero Leasing LLC	Boing B767	300ER	3	-
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Patagon Leasing Limited	Airbus A319	100	3	-
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	-	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Torcaza Leasing Limited	Airbus A320	200	8	-
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association	Airbus A319	100	1	-

Total			60	50

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

The assets acquired under the financial leasing modality are classified under Other property, plant and equipment. As of December 31, 2017, the Company registered sixty aircraft under this modality (fifty aircraft as of December 31, 2016).

The book value of assets under financial leases as of December 31, 2017 amounts to ThUS$ 2,107,526 (ThUS$ 1,753,366 at December 31, 2016).

The minimum payments under financial leases are as follows:

	As of December 31, 2017			As of December 31, 2016			As of December 31, 2015
	Gross		Present	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	303,863	(32,447)	271,416	285,168	(32,365)	252,803	360,862	(47,492)	313,370
Between one and five years	835,696	(30,050)	805,646	704,822	(43,146)	661,676	1,003,237	(75,363)	927,874
Over five years	36,788	(816)	35,972	43,713	(120)	43,593	95,050	(1,406)	93,644
Total	1,176,347	(63,313)	1,113,034	1,033,703	(75,631)	958,072	1,459,149	(124,261)	1,334,888

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2017, the income tax provision was calculated for such period, applying the rate of 25.5% for the business year 2017, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System" is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System" the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System", unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System". This decision was taken in the last quarter of 2016.

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System" and could not elect to use the other system.

The Partially Integrated Taxation System is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities always correspond to the same entity and tax authority.

(a)	Current taxes

(a.1)       The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provisional monthly
payments (advances)	65,257	43,821	-	-	65,257	43,821
Other recoverable credits	12,730	21,556	17,532	20,272	30,262	41,828
Total assets by current tax	77,987	65,377	17,532	20,272	95,519	85,649

(a.2)       The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income tax provision	3,511	9,632	-	-	3,511	9,632
Additional tax provision	-	4,654	-	-	-	4,654
Total liabilities by current tax	3,511	14,286	-	-	3,511	14,286

(b)       Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Concept	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	210,855	11,735	1,401,277	1,387,760
Leased assets	(103,201)	(35,922)	275,142	203,836
Amortization	(484)	(15,820)	54,335	61,660
Provisions	(9,771)	222,253	690	(59,096)
Revaluation of financial instruments	(734)	-	(4,484)	(3,223)
Tax losses	290,973	202,536	(1,188,586)	(1,126,200)
Intangibles	-	-	406,536	430,705
Others	(23,617)	(202)	4,787	20,317
Total	364,021	384,580	949,697	915,759

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to December 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(267,891)	-	8,540	-	(1,130,991)
Leased assets	(185,775)	(73,330)	-	7,803	-	(251,302)
Amortization	(160,100)	84,330	-	4,606	-	(71,164)
Provisions	351,077	150,362	3,911	(126,813)	-	378,537
Revaluation of financial instruments	12,806	19,760	(21,103)	(3,179)	-	8,284
Tax losses (*)	722,749	320,397	-	(33,364)	-	1,009,782
Intangibles	(523,275)	(8,362)	-	167,323	-	(364,314)
Others	9,587	45,638	-	(62,182)	(6,845)	(13,802)

Total	(644,571)	270,904	(17,192)	(37,266)	(6,845)	(434,970)

(b)	From January 1 to December 31, 2016

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(241,435)	-	(3,599)	-	(1,376,025)
Leased assets	(251,302)	14,833	-	(3,289)	-	(239,758)
Amortization	(71,164)	(4,375)	-	(1,941)	-	(77,480)
Provisions	378,537	(149,969)	921	53,448	(1,568)	281,369
Revaluation of financial instruments	8,284	28,294	(34,695)	1,340	-	3,223
Tax losses (*)	1,009,782	304,892	-	14,062	-	1,328,736
Intangibles	(364,314)	4,131	-	(70,522)	-	(430,705)
Others	(13,802)	(30,185)	-	22,234	1,214	(20,539)

Total	(434,970)	(73,814)	(33,774)	11,733	(354)	(531,179)

(c)	From January 1 to December 31, 2017

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	185,282	-	322	(1,190,421)
Leased assets	(239,758)	(138,879)	-	294	(378,343)
Amortization	(77,480)	22,486	-	174	(54,820)
Provisions	281,369	(286,267)	(785)	(4,778)	(10,461)
Revaluation of financial instruments	3,223	2,417	(1,770)	(120)	3,750
Tax losses (*)	1,328,736	152,081	-	(1,257)	1,479,560
Intangibles	(430,705)	24,436	-	(267)	(406,536)
Others	(20,539)	(7,547)	-	(319)	(28,405)

Total	(531,179)	(45,991)	(2,555)	(5,951)	(585,676)

Deferred tax assets not recognized:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Tax losses	81,155	115,801
Total Deferred tax assets not recognized	81,155	115,801

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at December 31, 2017, the Company has not recognized deferred tax assets of ThUS$ 81,155 (ThUS$ 115,801 at December 31, 2016) according with a loss of ThUS$ 247,920 (ThUS$ 340,591 at December 31, 2016).

Deferred tax expense and current income taxes:

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$
Current tax expense
Current tax expense	127,024	87,307	92,916
Adjustment to previous period’s current tax	489	2,083	(395)
Total current tax expense, net	127,513	89,390	92,521

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	45,991	73,814	(270,904)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	-	-	-
Total deferred tax expense, net	45,991	73,814	(270,904)
Income tax expense	173,504	163,204	(178,383)

Composition of income tax expense (income):

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Current tax expense, net, foreign	100,657	80,600	89,460
Current tax expense, net, Chile	26,856	8,790	3,061
Total current tax expense, net	127,513	89,390	92,521

Deferred tax expense, net, foreign	21,846	119,175	(280,445)
Deferred tax expense, net, Chile	24,145	(45,361)	9,541
Deferred tax expense, net, total	45,991	73,814	(270,904)
Income tax expense	173,504	163,204	(178,383)

Profit before tax by the legal tax rate in Chile (25.5% and 24.0% at December 31, 2017 and 2016, respectively)

	For the period ended			For the period ended
	December 31,			December 31,
	2017	2016	2015	2017	2016	2015
	ThUS$	ThUS$	ThUS$	%	%	%

Tax expense using the legal rate (*)	95,425	65,449	(89,472)	25.50	24.00	22.50
Tax effect by change in tax rate (*)	897	-	-	0.24	-	-
Tax effect of rates in other jurisdictions	42,326	16,333	(21,803)	11.31	5.99	5.48
Tax effect of non-taxable operating revenues	(44,593)	(62,419)	(106,381)	(11.92)	(22.89)	26.75
Tax effect of disallowable expenses	35,481	132,469	38,677	9.48	48.58	(9.73)
Tax effect of the use of tax losses not previously recognized	211	-	-	0.06	-	-
Other increases (decreases) in legal tax charge	43,757	11,372	596	11.69	4.17	(0.15)
Total adjustments to tax expense using the legal rate	78,079	97,755	(88,911)	20.86	35.85	22.35
Tax expense using the effective rate	173,504	163,204	(178,383)	46.36	59.85	44.85

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2017 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2017	2016
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	(2,555)	(33,774)
Aggregate deferred taxation related to items charged to net equity	-	(807)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,288,749	1,814,647
(b) Hedge derivatives	12,200	24,881
Total current	1,300,949	1,839,528

Non-current
(a) Interest bearing loans	6,602,891	6,790,273
(b) Hedge derivatives	2,617	6,679
Total non-current	6,605,508	6,796,952

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$
Current
Loans to exporters	314,618	278,164
Bank loans (1)	59,017	290,810
Guaranteed obligations	531,173	578,014
Other guaranteed obligations	2,170	1,908
Subtotal bank loans	906,978	1,148,896

Obligation with the public (2)	14,785	312,043
Financial leases	276,541	268,040
Other loans	90,445	85,668
Total current	1,288,749	1,814,647

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$
Non-current
Bank loans	260,433	294,477
Guaranteed obligations (3)	3,505,669	4,180,538
Other guaranteed obligations	240,007	254,512
Subtotal bank loans	4,006,109	4,729,527

Obligation with the public (4) (5) (6)	1,569,281	997,302
Financial leases	832,964	754,321
Other loans	194,537	309,123
Total non-current	6,602,891	6,790,273
Total obligations with financial institutions	7,891,640	8,604,920

(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US$ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a hedging economic (Cross Currency Swap) for the same amount and period, in order to convert the commitment currency from US$ to BRL.

On March 30, 2017, TAM Linhas Aéreas S.A. restructured the financing mentioned in the previous paragraph, modifying the nominal amount of the transaction to US $ 137 million.

On September 27, 2017, TAM Linhas Aéreas S.A. made the payment of capital plus interest corresponding to the last installment of the financing described above. Simultaneously, all the garments were lifted on the shares of Multiplus S.A. delivered as collateral.

(2) On April 25, 2017, the payment of the principal plus interest on the long-term bonds issued by the company TAM Capital Inc. for an amount of US$ 300,000,000 at an interest rate of 7.375% annual. The payment consisted of 100% of the capital, US$ 300,000,000, and interest accrued as of the date of payment for ThUS $ 11,063.

(3) On April 10, 2017, the issuance and private placement of debt securities in the amount of US$ 140,000,000 was made under the current structure of the Enhanced Equipment Trust Certificates ("EETC") issued and placed the year 2015 to finance the acquisition of eleven Airbus A321-200, two Airbus A350-900 and four Boeing 787-9 with arrivals between July 2015 and April 2016. The offer is made up of Class C Certificates, which are subordinate to the Current Class A Certificates and Class B Certificates held by the Company. The term of the Class C Certificates is six years and expires in 2023.

(4) On April 11, 2017, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued and placed on the international market, pursuant to Rule 144 -A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the amount of US$ 700,000,000, maturing in 2024 at an annual interest rate of 6.875%.

As reported in the essential fact of April 6, 2017, the Issue and placement of the 144-A Bonds was intended to finance general corporate purposes of LATAM.

(5) On August 17, 2017, LATAM made the placement in the local market (Santiago Stock Exchange) of the Series A Bonds (BLATM-A), Series B (BLATM-B), Series C (BLATM-) C) and Series D (BLATM-D), which correspond to the first issue of bonds charged to the line inscribed in the Securities Registry of the Commission for the Financial Market (“CMF”), under number 862 for a total of UF 9,000,000.

The total amount placed of the Series A Bond was UF 2,500,000; The total amount placed of the Series B Bond was UF 2,500,000. The total amount placed of the Series C Bond was UF 1,850,000. The total amount placed of the Series D Bond was UF 1,850,000, thus totaling UF 8,700,000.

The Series A Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series B Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%. The Series C Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series D Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%.

The proceeds of the placement of the Series A, Series B, Series C and Series D Bonds were allocated in full to the partial financing of the early redemption of the total bonds of TAM Capital 3 inc.

(6) On September 1, 2017, TAM Capital 3 Inc., a company controlled indirectly by TAM S.A. through its subsidiary TAM Linhas Aéreas SA, which consolidates its financial statements with LATAM, made the full advance redemption of the bonds it placed abroad on June 3, 2011, for an amount of US $ 500 million at a 8.375% rate and with an expiration date on June 3, 2021. The total redemption was partially financed with the placement of bonds in the local market described in number (5) above, and the balance, with other funds available from the Company.

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS, in the case of fixed rate loans, the effective rate determined does not vary over the duration of the loan, whereas in variable rate loans, the effective rate changes to the date of each payment of interest.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$
Currency

Brazilian real	130	1,253
Chilean peso (U.F.)	521,122	203,194
US Dollar	7,370,388	8,400,473

Total	7,891,640	8,604,920

Interest-bearing loans due in installments to December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,000	-	-	-	-	75,000	75,781	-	-	-	-	75,781	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	-	55,801	-	-	-	55,801	-	55,934	-	-	-	55,934	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	-	-	-	-	30,000	30,129	-	-	-	-	30,129	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	ThUS$	40,000	-	-	-	-	40,000	40,071	-	-	-	-	40,071	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,000	-	-	-	-	100,000	100,696	-	-	-	-	100,696	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,007	-	-	-	-	12,007	At Expiration	2.03	2.03

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	21,298	21,360	42,006	-	-	84,664	21,542	21,360	41,548	-	-	84,450	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	ThUS$	-	15,000	15,000	-	-	30,000	-	15,133	14,750	-	-	29,883	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	202,284	-	-	202,284	439	-	202,284	-	-	202,723	Quarterly	4.41	4.41

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	500,000	-	700,000	1,200,000	-	13,047	492,745	-	697,536	1,203,328	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	189,637	189,637	379,274	-	1,738		189,500	189,500	380,738	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	7,767	23,840	54,074	12,410	-	98,091	8,101	23,840	52,924	12,026	-	96,891	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,929	44,145	114,800	119,948	285,399	575,221	13,328	44,781	111,319	117,987	282,714	570,129	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	ThUS$	27,223	82,402	225,221	233,425	240,716	808,987	30,143	82,402	203,371	224,295	236,179	776,390	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,427	61,669	175,334	183,332	594,091	1,034,853	26,614	61,669	169,506	180,520	590,723	1,029,032	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	11,994	36,501	101,230	104,308	97,184	351,217	13,231	36,501	95,208	101,558	94,807	341,305	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	ThUS$	2,856	8,689	24,007	25,278	13,904	74,734	3,082	8,689	22,955	24,941	13,849	73,516	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	ThUS$	1,401	4,278	11,828	12,474	7,242	37,223	1,583	4,278	11,303	12,303	7,212	36,679	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	ThUS$	15,157	45,992	126,550	132,441	152,693	472,833	17,364	45,992	109,705	125,006	148,318	446,385	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	2,965	9,127	25,826	28,202	30,786	96,906	3,534	9,127	25,130	27,739	30,323	95,853	Quarterly	4.39	4.39
0-E	NATIXIS	France	ThUS$	14,645	44,627	107,068	91,823	154,848	413,011	15,642	44,627	105,056	90,823	153,124	409,272	Quarterly	3.42	3.40
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,163	6,722	19,744	17,871	-	46,500	2,225	6,722	19,744	17,871	-	46,562	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	ThUS$	2,397	6,678	16,173	1,640	-	26,888	2,428	6,677	16,174	1,640	-	26,919	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,855	5,654	15,416	-	-	22,925	1,900	5,654	15,416	-	-	22,970	Monthly	3.19	3.19
0-E	INVESTEC	England	ThUS$	1,374	7,990	20,440	22,977	10,597	63,378	1,808	8,181	19,801	22,769	10,565	63,124	Semiannual	6.04	6.04
-	SWAP Aviones llegados	-	ThUS$	301	749	765	-	-	1,815	301	749	765	-	-	1,815	Quarterly		-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	-	-	241,287	-	-	241,287	2,170	-	240,007	-	-	242,177	At Expiration	3.38	3.38

Financial leases

0-E	ING	U.S.A.	ThUS$	5,347	10,779	26,831	-	-	42,957	5,717	10,779	26,500	-	-	42,996	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	ThUS$	11,206	34,267	86,085	49,853	2,863	184,274	12,013	34,267	84,104	49,516	2,859	182,759	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	ThUS$	12,526	32,850	22,407	-	-	67,783	12,956	32,850	22,088	-	-	67,894	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,146	33,840	48,823	2,296	-	98,105	13,548	33,840	48,253	2,293	-	97,934	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	ThUS$	10,630	33,866	91,162	64,471	20,984	221,113	11,460	33,866	88,674	63,860	20,903	218,763	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	ThUS$	5,459	16,542	45,416	46,472	3,134	117,023	5,813	16,542	44,010	46,153	3,128	115,646	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	ThUS$	265	2,430	6,856	7,441	8,991	25,983	265	2,430	6,856	7,441	8,991	25,983	Monthly	4.01	4.01

Other loans

0-E	CITIBANK (*)	U.S.A.	ThUS$	21,822	67,859	196,210	-	-	285,891	22,586	67,859	194,537	-	-	284,982	Quarterly	6.00	6.00

	Total			482,153	713,657	2,562,843	1,346,299	2,513,069	7,618,021	508,477	729,534	2,484,733	1,318,241	2,490,731	7,531,716

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Interest-bearing loans due in installments to December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	130	401	1,161	690	-	2,382	142	401	1,161	690	-	2,394	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	2,853	6,099	19,682	70,402	-	99,036	3,592	6,099	19,682	70,402	-	99,775	Quarterly/Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	696	2,125	6,020	3,206	-	12,047	732	2,125	6,020	3,207	-	12,084	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,964	27,525	208,024	-	-	244,513	9,992	27,525	208,024	-	-	245,541	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	21	-	-	-	-	21	21	-	-	-	-	21	Monthly	6.89	6.89
0-E	SOCIETE GENERALE	France	BRL	101	8	-	-	-	109	101	8	-	-	-	109	Monthly	6.89	6.89

	Total			12,765	36,158	234,887	74,298	-	358,108	14,580	36,158	234,887	74,299	-	359,924

	Total consolidated			494,918	749,815	2,797,730	1,420,597	2,513,069	7,976,129	523,057	765,692	2,719,620	1,392,540	2,490,731	7,891,640

Interest-bearing loans due in installments to December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,000	-	-	-	-	75,000	75,234	-	-	-	-	75,234	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	-	50,381	-	-	-	50,381	-	50,324	-	-	-	50,324	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	-	-	-	-	30,000	30,183	-	-	-	-	30,183	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	ThUS$	40,000	-	-	-	-	40,000	40,098	-	-	-	-	40,098	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	70,000	-	-	-	-	70,000	70,323	-	-	-	-	70,323	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,002	-	-	-	-	12,002	At Expiration	1.79	1.79

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	19,229	57,686	60,186	16,254	-	153,355	19,819	57,686	59,176	16,189	-	152,870	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThUS$	-	12,500	30,000	-	-	42,500	-	12,667	29,625	-	-	42,292	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThUS$	-	-	28,911	-	-	28,911	3	-	28,911	-	-	28,914	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	158,194	-	-	158,194	542	-	158,194	-	-	158,736	Quarterly	3.55	3.55

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	-	500,000	-	500,000	2,291	-	-	489,885	-	492,176	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	11,073	29,252	62,209	32,172	3,711	138,417	11,454	29,252	60,781	31,221	3,631	136,339	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,496	42,401	111,962	118,181	345,078	628,118	12,792	43,023	108,271	116,067	341,481	621,634	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	ThUS$	31,448	95,186	260,112	269,512	400,087	1,056,345	35,211	95,186	233,012	257,387	391,253	1,012,049	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	15,554	49,236	135,254	140,848	626,444	967,336	20,997	49,236	130,792	138,455	622,153	961,633	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThUS$	17,495	53,162	146,932	154,774	175,805	548,168	19,059	53,162	138,257	150,891	172,087	533,456	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThUS$	5,347	16,204	44,472	46,386	26,165	138,574	5,680	16,204	42,707	45,815	26,063	136,469	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	ThUS$	2,787	8,470	23,393	24,635	26,705	85,990	3,001	8,470	22,132	24,149	26,519	84,271	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	ThUS$	1,364	4,167	11,516	12,146	13,561	42,754	1,538	4,166	10,889	11,902	13,464	41,959	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	ThUS$	14,817	44,958	123,705	129,462	219,666	532,608	17,298	44,958	104,709	120,509	211,895	499,369	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	4,992	15,365	24,725	26,984	45,197	117,263	5,570	15,365	24,023	26,515	44,522	115,995	Quarterly	3.86	3.86
0-E	NATIXIS	France	ThUS$	12,289	37,388	98,873	82,066	192,235	422,851	13,038	37,388	97,469	81,130	190,048	419,073	Quarterly	2.60	2.57
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,018	6,268	18,413	24,944	3,144	54,787	2,071	6,269	18,412	24,944	3,144	54,840	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	ThUS$	2,288	7,015	17,869	9,019	-	36,191	2,319	7,015	17,869	9,019	-	36,222	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,797	5,476	15,262	7,664	-	30,199	1,841	5,477	15,261	7,664	-	30,243	Monthly	2.49	2.49
0-E	INVESTEC	England	ThUS$	1,298	7,526	19,290	21,667	22,421	72,202	1,771	7,733	18,533	21,368	22,309	71,714	Semiannual	5.67	5.67
-	SWAP Aviones llegados	-	ThUS$	403	1,067	1,658	158	-	3,286	403	1,067	1,658	158	-	3,286	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	-	-	256,860	-	-	256,860	1,908	-	254,512	-	-	256,420	Quarterly	2.85	2.85

Financial leases

0-E	ING	U.S.A.	ThUS$	5,089	15,653	31,151	11,805	-	63,698	5,641	15,652	30,577	11,771	-	63,641	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThUS$	1,754	5,403	-	-	-	7,157	1,780	5,403	-	-	-	7,183	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThUS$	4,956	15,312	44,177	13,804	-	78,249	5,622	15,312	43,413	13,762	-	78,109	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThUS$	15,979	47,048	63,957	3,827	-	130,811	16,852	47,048	63,072	3,819	-	130,791	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThUS$	12,520	38,494	75,958	22,147	-	149,119	13,122	38,494	74,776	22,079	-	148,471	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThUS$	4,678	14,261	39,862	42,663	1,862	103,326	5,018	14,260	38,834	42,430	1,861	102,403	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThUS$	4,680	9,447	-	-	-	14,127	4,713	9,448	-	-	-	14,161	Quarterly	2.57	2.57
0-E	RRPF ENGINE	England	ThUS$	-	-	6,402	6,955	11,917	25,274	-	-	6,402	6,955	11,917	25,274	Monthly	2.35	2.35

Other loans

0-E	BOEING	U.S.A.	ThUS$	-	-	26,214	-	-	26,214	185	-	26,214	-	-	26,399	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThUS$	20,555	63,942	184,866	101,026	-	370,389	21,541	63,942	182,043	100,866	-	368,392	Quarterly	6.00	6.00

	Total			451,906	753,268	2,122,383	1,819,099	2,113,998	7,260,654	480,920	754,207	2,040,524	1,774,950	2,082,347	7,132,948

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	122	378	1,094	1,234	54	2,882	137	378	1,094	1,233	55	2,897	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	ThUS$	-	200,000	-	-	-	200,000	(151)	199,729	-	-	-	199,578	At Expiration	3.39	3.14

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A	ThUS$	-	300,000	-	500,000	-	800,000	8,173	301,579	4,119	503,298	-	817,169	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A	ThUS$	2,086	6,437	18,556	8,369	-	35,448	2,253	6,437	18,556	8,369	-	35,615	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	ThUS$	118	164	-	-	-	282	119	164	-	-	-	283	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	ThUS$	3,771	5,075	-	-	-	8,846	3,794	5,075	-	-	-	8,869	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	ThUS$	579	1,544	-	-	-	2,123	583	1,544	-	-	-	2,127	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	ThUS$	2,675	5,732	18,485	38,820	41,731	107,443	3,533	5,732	18,485	38,820	41,731	108,301	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	668	2,038	5,768	6,280	-	14,754	709	2,038	5,768	6,280	-	14,795	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,547	26,275	74,783	169,730	-	279,335	9,779	26,275	74,783	169,730	-	280,567	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	260	749	22	-	-	1,031	260	749	21	-	-	1,030	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	222	-	-	-	-	222	222	-	-	-	-	222	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	102	307	110	-	-	519	102	307	110	-	-	519	Monthly	13.63	13.63

	Total			19,150	548,699	118,818	724,433	41,785	1,452,885	29,513	550,007	122,936	727,730	41,786	1,471,972

	Total consolidated			471,056	1,301,967	2,241,201	2,543,532	2,155,783	8,713,539	510,433	1,304,214	2,163,460	2,502,680	2,124,133	8,604,920

(b)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accrued interest from the last date of interest rate swap	1,189	2,148	-	-	1,189	2,148
Fair value of interest rate derivatives	8,919	9,578	2,617	6,679	11,536	16,257
Fair value of foreign currency derivatives	2,092	13,155	-	-	2,092	13,155
Total hedge derivatives	12,200	24,881	2,617	6,679	14,817	31,560

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Cross currency swaps (CCS) (1)	38,875	(12,286)
Interest rate swaps (2)	(6,542)	(16,926)
Fuel options (3)	10,711	10,088
Currency forward - options US$/GBP$ (4)	-	618
Currency forward - options US$/EUR$ (4)	-	109
Currency options R$/US$ (4)	4,370	(1,752)
Currency options CLP/US$ (4)	636	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 3 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the period	18,344	127,390	80,387
Debit (credit) transferred from net equity to income during the period	(15,000)	(113,403)	(151,244)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,349,201	1,117,926
(b) Accrued liabilities at the reporting date	346,001	475,142
Total trade and other accounts payables	1,695,202	1,593,068

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Trade creditors	1,096,540	876,163
Leasing obligation	4,448	10,446
Other accounts payable	248,213	231,317
Total	1,349,201	1,117,926

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Boarding Fee	249,898	170,053
Aircraft Fuel	219,601	188,276
Suppliers technical purchases	114,690	40,305
Airport charges and overflight	106,534	77,484
Handling and ground handling	103,784	87,406
Other personnel expenses	89,621	81,632
Professional services and advisory	81,679	79,270
Marketing	75,220	61,053
Leases, maintenance and IT services	69,873	44,287
Services on board	68,605	44,589
Air companies	31,381	21,197
Land services	31,151	74,260
Maintenance	26,244	25,962
Crew	24,163	29,074
Achievement of goals	5,732	17,801
Communications	5,273	7,500
Aviation insurance	5,108	7,694
Aircraft and engines leasing	4,285	10,446
SEC agreement (*)	-	4,719
Others	36,359	44,918
Total trade and other accounts payables	1,349,201	1,117,926

(*) Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Department of Justice ("DOJ") U.S. and the Securities and Exchange Commission ("SEC") both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount to the SEC agreement is ThUS$ 6,744 plus interests of ThUS$ 2,694.

As of December 31, 2017, the debt was paid in full.

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Accrued personnel expenses	125,246	113,785
Aircraft and engine maintenance	92,711	244,949
Accounts payable to personnel (*)	99,862	89,523
Others accrued liabilities	28,182	26,885
Total accrued liabilities	346,001	475,142

(*) Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	1,913	1,425	258,305	313,064	260,218	314,489
Civil contingencies	497	993	62,858	56,413	63,355	57,406
Labor contingencies	373	225	28,360	29,307	28,733	29,532
Other	-	-	15,187	15,046	15,187	15,046
Provision for European Commision investigation (2)	-	-	9,883	8,664	9,883	8,664
Total other provisions (3)	2,783	2,643	374,593	422,494	377,376	425,137

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2017, and 2016, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	54,675	-	54,675
Provision used	(19,522)	-	(19,522)
Difference by subsidiaries conversion	(220,266)	-	(220,266)
Reversal of provision	(100,740)	-	(100,740)
Exchange difference	(1,246)	(1,033)	(2,279)
Closing balance as of December 31, 2015	418,453	8,966	427,419

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	141,797	-	141,797
Provision used	(21,997)	-	(21,997)
Difference by subsidiaries conversion	79,396	-	79,396
Reversal of provision	(201,425)	-	(201,425)
Exchange difference	249	(302)	(53)
Closing balance as of December 31, 2016	416,473	8,664	425,137

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	106,943	-	106,943
Provision used	(14,860)	-	(14,860)
Difference by subsidiaries conversion	(5,830)	-	(5,830)
Reversal of provision	(135,109)	-	(135,109)
Exchange difference	(124)	1,219	1,095
Closing balance as of December 31, 2017	367,493	9,883	377,376

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the "Aerovía Fundo" (FA), for US $ 100 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2017 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A. For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of December 31, 2017 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (*)	2,690,961	2,655,086	158,305	213,781	2,849,266	2,868,867
Sales tax	22,902	19,402	-	-	22,902	19,402
Retentions	38,197	45,542	-	-	38,197	45,542
Others taxes	8,695	7,465	-	-	8,695	7,465
Dividends payable	46,590	20,766	-	-	46,590	20,766
Other sundry liabilities	16,618	13,984	-	-	16,618	13,984
Total other non-financial liabilities	2,823,963	2,762,245	158,305	213,781	2,982,268	2,976,026

(*) Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered at December 31, 2017 and 2016; and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of kilometers that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass kilometers every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Retirements payments	55,119	49,680
Resignation payments	10,124	10,097
Other obligations	35,844	22,545
Total liability for employee benefits	101,087	82,322

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2015	74,102	(13,609)	(3,824)	14,631	(6,029)	65,271
From January 1 to December 31, 2016	65,271	17,487	(4,536)	3,105	995	82,322
From January 1 to December 31, 2017	82,322	21,635	(5,399)	(2,763)	5,292	101,087

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2017	2016

Discount rate	4.55%	4.54%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.98%	6.16%
Mortality rate	RV-2014	RV-2009
Inflation rate	2.72%	2.86%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,795)	(5,665)
Change in the accrued liability an closing for decrease of 100 p.b.	6,617	5,952

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,412	6,334
Change in the accrued liability an closing for decrease of 100 p.b.	(5,750)	(5,644)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	99,862	89,523

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Salaries and wages	1,604,552	1,549,402	1,631,320
Short-term employee benefits	145,245	132,436	171,366
Termination benefits	85,070	79,062	51,684
Other personnel expenses	188,767	190,233	218,435
Total	2,023,634	1,951,133	2,072,805

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

Aircraft and engine maintenance	483,795	347,085
Provision for vacations and bonuses	14,725	12,080
Other sundry liabilities	312	226
Total accounts payable, non-current	498,832	359,391

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2017 amounts to ThUS$ 3,146,265 (*) divided into 606,407,693 common stock of a same series (ThUS$ 3,149,564 (**) divided into 606,407,693 shares as of December 31, 2016), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(**) Includes adjustment for placement of the aforementioned 10,282 shares for ThUS $ 156.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of December 31, 2017, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US$ 303,499,070.

As a result of the last placement, as of December 31, 2017, the number Company shares subscribed and paid amounts to 606,407,693.

At December 31, 2017, the Company's capital stock is represented by 608,374,525 shares, all of the same and unique series, nominative, ordinary, with no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; and (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; and (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

During 2016, the Company's capital stock was expressed in 613,164,243 shares, all of the same and unique series, nominative, ordinary, with no par value, that is, 551,847,819 shares already authorized at the beginning of the year and 61,316,424 shares authorized in the last Capital increase dated August 18, 2016. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were destined to compensation plans for workers expired, so that the Company's capital stock was reduced to 608,374,525 shares.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares

Nro. Of
shares

Autorized shares as of January 1, 2016	551,847,819
Increase capital approved at Extraordinary Shareholders meeting dated August 18, 2016	61,316,424
Full capital decrease due to maturity of the subscription and payment period of the compensation plan 2011, December 21, 2016 (*)	(4,789,718)
Authorized shares as of December 31, 2016	608,374,525

Autorized shares as of January 1, 2017	608,374,525
There is no movement of authorized shares during the period 2017	-
Authorized shares as of December 31, 2017	608,374,525

(*) See Note 34 (a.1)

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
Approved at Extraordinary Shereholders meeting dated August 18, 2016	60,849,592		608,496	-	608,496
Capital reserve	-		-	(4,793)	(4,793)
Increase (decrease) by transfers and other changes (4)	10,282		156	-	156
Paid shares as of December 31, 2016	606,407,693		3,160,718	(11,154)	3,149,564
Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
Capital reserve	-		-	(3,299)	(3,299)
Paid shares as of December 31, 2017	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)        Amounts reported represent only those arising from the payment of the shares subscribed.

(2)        Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)        At December 31, 2017, the difference between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.2)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(4)        These 10,282 shares were placed in January 2014 and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)        Treasury stock

At December 31, 2017, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)        Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Deferred	Net movement	Closing
Periods	balance	plan	tax	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2015	29,642	8,924	(2,919)	6,005	35,647
From January 1 to December 31, 2016	35,647	3,698	(807)	2,891	38,538
From January 1 to December 31, 2017	38,538	943	-	943	39,481

These reserves are related to the “Share-based payments” explained in Note 34.

(e)        Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2015	2,635,748	(1,069)	2,634,679
From January 1 to December 31, 2016	2,634,679	5,602	2,640,281
From January 1 to December 31, 2017	2,640,281	(501)	2,639,780

Balance of Other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,911)	(25,891)
Cost of issuance and placement of shares	0	(9)	(4,793)
Others	(2,621)	(2,111)	(2,949)
Total	2,639,780	2,640,281	2,634,679

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Commission for the Financial Market in 1979, in Circular N° 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at December 31, 2017, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)         Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	-	(1,345,211)
Derivatives valuation gains (losses)	-	82,730	-	82,730
Deferred tax	-	(21,900)	-	(21,900)
Actuarial reserves by employee benefit plans	-	-	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	-	-	3,910	3,910
Difference by subsidiaries conversion	(1,382,170)	-	-	(1,382,170)
Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	126,360	-	126,360
Deferred tax	-	(34,344)	-	(34,344)
Actuarial reserves by employee benefit plans	-	-	(3,104)	(3,104)
Deferred tax actuarial IAS by employee benefit plans	-	-	921	921
Difference by subsidiaries conversion	489,486	-	-	489,486
Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)

Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	-	18,436	-	18,436
Deferred tax	-	(1,802)	-	(1,802)
Actuarial reserves by employee benefit plans	-	-	2,758	2,758
Deferred tax actuarial IAS by employee benefit plans	-	-	(784)	(784)
Difference by subsidiaries conversion	(45,036)	-	-	(45,036)
Closing balance as of December 31, 2017	(2,131,591)	18,140	(10,926)	(2,124,377)

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

(f.3)      Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)        Retained earnings

Movement of Retained earnings:

		Result		Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividends	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2015	536,190	(219,274)	-	1,034	317,950
From January 1 to December 31, 2016	317,950	69,220	(20,766)	-	366,404
From January 1 to December 31, 2017	366,404	155,304	(46,590)	-	475,118

(h)        Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2017	2016

Date of dividend	12/31/2017	12-31-2016
Amount of the dividend (ThUS$)	46,590	20,766	(*)
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0768	0.0342

(*) In accordance with the Material Fact issued on April 27, 2017, LATAM Airlines Group S.A. shareholders approved the distribution of the final dividend proposed by the board of directors in the Ordinary Session of April 4, 2017, amounting to ThUS $ 20,766, which corresponds to 30% of the profits for the year corresponding to the year 2016.

The payment was made on May 18, 2017.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Passengers LAN	4,313,287	4,104,348	4,241,918
Passengers TAM	4,181,190	3,773,367	4,168,696
Cargo	1,119,430	1,110,625	1,329,431
Total	9,613,907	8,988,340	9,740,045

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Aircraft fuel	2,318,816	2,056,643	2,651,067
Other rentals and landing fees	1,172,129	1,077,407	1,109,826
Aircraft rentals	579,551	568,979	525,134
Aircraft maintenance	430,825	366,153	437,235
Comissions	252,474	269,296	302,774
Passenger services	288,662	286,621	295,439
Other operating expenses	1,381,546	1,424,595	1,293,320
Total	6,424,003	6,049,694	6,614,795

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Depreciation (*)	943,215	910,071	897,670
Amortization	58,410	50,257	36,736
Total	1,001,625	960,328	934,406

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2017 is ThUS$ 359,940 and ThUS$ 345,651 for the same period of 2016.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Bank loan interest	347,551	352,405	331,511
Financial leases	37,522	32,573	42,855
Other financial instruments	8,213	31,358	38,991
Total	393,286	416,336	413,357

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Coalition and loyalty program Multiplus	240,952	174,197	154,958
Tours	109,463	133,575	113,225
Aircraft leasing	103,741	65,011	46,547
Customs and warehousing	26,793	24,548	25,457
Maintenance	6,585	17,090	11,669
Duty free	8,038	11,141	16,408
Other miscellaneous income	54,317	113,186	17,517
Total	549,889	538,748	385,781

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2017	2016
	ThUS$	ThUS$

Cash and cash equivalents	260,092	201,416
Argentine peso	7,309	4,438
Brazilian real	14,242	9,705
Chilean peso	81,693	30,221
Colombian peso	1,105	1,137
Euro	11,746	1,695
U.S. dollar	108,327	128,694
Other currency	35,670	25,526

Other financial assets, current	36,484	14,573
Argentine peso	21	12
Brazilian real	17	734
Chilean peso	26,605	585
Colombian peso	150	-
U.S. dollar	9,343	12,879
Other currency	348	363

	As of	As of
	December 31,	December 31,
Current assets	2017	2016
	ThUS$	ThUS$

Other non - financial assets, current	107,170	107,789
Argentine peso	16,507	16,086
Brazilian real	19,686	20,158
Chilean peso	34,258	1,619
Colombian peso	340	713
Euro	2,722	1,563
U.S. dollar	21,907	50,157
Other currency	11,750	17,493

Trade and other accounts receivable, current	373,447	251,204
Argentine peso	49,680	54,356
Brazilian real	22,006	30,675
Chilean peso	82,369	90,482
Colombian peso	1,169	9,720
Euro	48,286	21,923
U.S. dollar	34,268	14,086
Other currency	135,669	29,962

Accounts receivable from related entities, current	958	554
Chilean peso	735	554
U.S. dollar	223	-

Tax current assets	33,575	28,198
Argentine peso	1,679	1,798
Brazilian real	3,934	2,462
Chilean peso	3,317	6,333
Colombian peso	660	1,418
Euro	179	273
U.S. dollar	327	177
Peruvian sol	21,948	14,387
Other currency	1,531	1,350

Total current assets	811,726	603,734
Argentine peso	75,196	76,690
Brazilian real	59,885	63,734
Chilean peso	228,977	129,794
Colombian peso	3,424	12,988
Euro	62,933	25,454
U.S. Dollar	174,395	205,993
Other currency	206,916	89,081

	As of	As of
	December 31,	December 31,
Non-current assets	2017	2016
	ThUS$	ThUS$

Other financial assets, non-current	20,975	26,772
Brazilian real	3,831	2,769
Chilean peso	74	83
Colombian peso	281	285
Euro	7,853	6,966
U.S. dollar	7,273	14,920
Other currency	1,663	1,749

Other non - financial assets, non-current	9,108	19,069
Argentine peso	172	142
Brazilian real	6,368	6,029
U.S. dollar	38	8,309
Other currency	2,530	4,589

Accounts receivable, non-current	6,887	7,356
Chilean peso	6,887	7,356

Deferred tax assets	2,081	2,110
Colombian peso	86	117
Other currency	1,995	1,993

Total non-current assets	39,051	55,307
Argentine peso	172	142
Brazilian real	10,199	8,798
Chilean peso	6,961	7,439
Colombian peso	367	402
Euro	7,853	6,966
U.S. dollar	7,311	23,229
Other currency	6,188	8,331

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	36,000	287,175	115,182	455,086
Chilean peso	21,542	55,962	79,032	108,010
U.S. dollar	14,458	231,213	36,150	347,076

Trade and other accounts payables, current	919,373	585,149	33,707	16,097
Argentine peso	122,452	20,838	8,636	907
Brazilian real	28,810	40,740	669	27
Chilean peso	233,202	60,701	11,311	12,255
Colombian peso	2,964	9,049	855	578
Euro	58,081	23,445	9,165	5
U.S. dollar	409,380	374,431	1,154	962
Peruvian sol	39,064	33,701	825	1,093
Mexican peso	2,732	1,535	115	-
Pound sterling	5,839	1,769	199	246
Uruguayan peso	1,890	6,899	-	-
Other currency	14,959	12,041	778	24

Accounts payable to related entities, current	760	220	-	-
Chilean peso	546	23	-	-
U.S. dollar	4	8	-	-
Other currency	210	189	-	-

Other provisions, current	959	511	-	-
Chilean peso	30	28	-	-
Other currency	929	483	-	-

Tax liabilities, current	-	(204)	174	2,501
Argentine peso	-	-	174	2,501
Brazilian real	-	(3)	-	-
Chilean peso	-	(25)	-	-
Other currency	-	(176)	-	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	25,190	33,439	-	-
Argentine peso	393	13,463	-	-
Brazilian real	542	430	-	-
Chilean peso	11,283	14,999	-	-
Colombian peso	837	578	-	-
Euro	5,954	168	-	-
U.S. dollar	3,160	684	-	-
Other currency	3,021	3,117	-	-

Total current liabilities	982,282	906,290	149,063	473,684
Argentine peso	122,845	34,301	8,810	3,408
Brazilian real	29,352	41,167	669	27
Chilean peso	266,603	131,688	90,343	120,265
Colombian peso	3,801	9,627	855	578
Euro	64,035	23,613	9,165	5
U.S. dollar	427,002	606,336	37,304	348,038
Other currency	68,644	59,558	1,917	1,363

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	276,436	178,793	263,798	747,218	189,500	41,785
Chilean peso	41,548	59,177	189,500	16,189	189,500	-
U.S. dollar	234,888	119,616	74,298	731,029	-	41,785

Accounts payable, non-current	362,964	195,629	-	-	-	-
Chilean peso	13,251	10,474	-	-	-	-
U.S. dollar	348,329	183,904	-	-	-	-
Other currency	1,384	1,251	-	-	-	-

Other provisions, non-current	41,514	39,513	-	-	-	-
Argentine peso	940	635	-	-	-	-
Brazillian real	24,074	23,541	-	-	-	-
Chilean peso	-	38	-	-	-	-
Colombian peso	551	569	-	-	-	-
Euro	9,883	8,664	-	-	-	-
U.S. dollar	6,066	6,066	-	-	-	-

Provisions for employees benefits, non-current	77,579	68,774	-	-	-	-
Brazilian real	-	28	-	-	-	-
Chilean peso	73,399	68,380	-	-	-	-
U.S. dollar	4,180	366	-	-	-	-

Other non-financial liabilities, non-current	-	3	-	-	-	-
Colombian peso	-	3	-	-	-	-

Total non-current liabilities	758,493	482,712	263,798	747,218	189,500	41,785
Argentine peso	940	635	-	-	-	-
Brazilian real	24,074	23,569	-	-	-	-
Chilean peso	128,198	138,069	189,500	16,189	189,500	-
Colombian peso	551	572	-	-	-	-
Euro	9,883	8,664	-	-	-	-
U.S. dollar	593,463	309,952	74,298	731,029	-	41,785
Other currency	1,384	1,251	-	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2017	2016
	ThUS$	ThUS$

Total assets	850,777	659,041
Argentine peso	75,368	76,832
Brazilian real	70,084	72,532
Chilean peso	235,938	137,233
Colombian peso	3,791	13,390
Euro	70,786	32,420
U.S. dollar	181,706	229,222
Other currency	213,104	97,412

Total liabilities	2,343,136	2,651,689
Argentine peso	132,595	38,344
Brazilian real	54,095	64,763
Chilean peso	864,144	406,211
Colombian peso	5,207	10,777
Euro	83,083	32,282
U.S. dollar	1,132,067	2,037,140
Other currency	71,945	62,172

Net position
Argentine peso	(57,227)	38,488
Brazilian real	15,989	7,769
Chilean peso	(628,206)	(268,978)
Colombian peso	(1,416)	2,613
Euro	(12,297)	138
U.S. dollar	(950,361)	(1,807,918)
Other currency	141,159	35,240

(b)	Exchange differences

Exchange differences recognized in income, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2017, 2016 and 2015, generated a charge of ThUS $ 18,718, a credit of ThUS $ 121,651 and a charge of ThUS $ 467,896, respectively.

Exchange differences recognized in equity as reserves for exchange differences for conversion, for the period ended December 31, 2017, 2016 and 2015, generated a charge of ThUS $ 47,495, a credit of ThUS $ 494,362 and a charge of ThUS $1, 409,439, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,
	2017	2016	2015	2014

Argentine peso	18.57	15.84	12.97	8.55
Brazilian real	3.31	3.25	3.98	2.66
Chilean peso	614.75	669.47	710.16	606.75
Colombian peso	2,984.77	3,000.25	3,183.00	2,389.50
Euro	0.83	0.95	0.92	0.82
Strong bolivar	3,345.00	673.76	198.70	12.00
Australian dollar	1.28	1.38	1.37	1.22
Boliviano	6.86	6.86	6.85	6.86
Mexican peso	19.66	20.63	17.34	14.74
New Zealand dollar	1.41	1.44	1.46	1.28
Peruvian Sol	3.24	3.35	3.41	2.99
Uruguayan peso	28.74	29.28	29.88	24.25

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	December 31,
Basic earnings / (loss) per share	2017	2016	2015

Earnings / (loss) attributable to owners of the parent (ThUS$)	155,304	69,220	(219,274)

Weighted average number of shares, basic	606,407,693	546,559,599	545,547,819

Basic earnings / (loss) per share (US$)	0.25610	0.12665	(0.40193)

	For the period ended
	December 31,
Diluted earnings / (loss) per share	2017	2016		2015

Earnings / (loss) attributable to owners of the parent (ThUS$)	155,304	69,220		(219,274)

Weighted average number of shares, basic	606,407,693	546,559,599	(*)	545,547,819

Weighted average number of shares, diluted	606,407,693	546,559,599		545,547,819

Diluted earnings / (loss) per share (US$)	0.25610	0.12665		(0.40193)

(*) In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 34 (a.1), because the average market price is lower than the price of options.

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. ("AAI"), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. ("Variglog") for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

The decision ordering Variglog to pay principal, interest and costs to AAI is in the enforcement stage in Switzerland. A settlement for CHF 24,541,781.45 was reached in Brazil for the Swiss funds, and it was agreed that it would be divided as follows: (i) 54.6% of Variglog’s assets for the Swiss funds; and (ii) 45.4% to AAI, subject to approval of the Brazilian Bankruptcy Commission. Variglog also filed a petition in Switzerland for recognition of the decision declaring its condition of being in judicial recovery, and subsequently, of being declared in bankruptcy. The Brazilian courts approved the AAI settlement and Variglog’s bankruptcy on April 11, 2016, which were confirmed by those courts on September 21, 2016. The final decision approving the agreement was certified September 23, 2016. US$8.9 million have been recovered thus far to date, leaving a balance of US$2.08 million pending. Variglog funds remain under embargo by AAII in Switzerland.

10,976 Plus interests and costs

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

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,823.135 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017.

9,823

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

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. At this time we cannot predict the final amount of the fine as the judicial review by the Federal Court Judge is still pending.	11,828

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	15,811

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	66,258

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$106.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					100,240

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	64,383

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES COLOMBIA customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				This case is being heard by the 45th Civil Court of the Bogotá Circuit in Colombia. The court issued an order on August 16, 2016 setting the hearing date pursuant to Article 101 for February 2, 2017. At that hearing, a reconciliation should have been attempted, the facts in dispute determined, interrogatories made and evidence admitted. At the petition of Regional One’s attorneys on January 27, 2017, which was accepted by the respondent, the hearing to be held on February 2, 2017 was postponed. A reconciliation hearing was held on June 14, 2017 that failed. This commenced the evidentiary stage in which the legal representative of LATAM Airlines Colombia was interrogated. The judge must now decree which evidence must be presented and analyzed. The U.S. Federal Court for the State of Florida rendered a decision on March 26, 2014 sustaining the petition of Lan Colombia Airlines to stay the proceedings in the U.S. as long as the lawsuit in Colombia was pending. The U.S. Court also closed the case administratively. The Federal Court of Appeals confirmed the closing of the U.S. case on April 1, 2015. On October 13, 2015, Regional One filed a petition with the U.S. Court seeking a reopening of the case. Lan Colombia Airlines presented its arguments for keeping the case closed, which were sustained by the Court on August 23, 2016. The case in the U.S. continues to be closed.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On January 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	73,890

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. The company was notified on November 23, 2016 of the decision that partially sustained the interim infringement ruling. An ordinary appeal was filed on December 19, 2016 before the Municipal Tax Council of Sao Paulo and a judgment is pending.	108,396

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	This case is in the initial stages. It could possibly impact both operations and employee work shift control. TAM won in the first instance, but the Prosecutor’s Office has appealed the trial court’s decision. That decision was sustained by the appellate court. A petition by the Prosecutor’s Office for clarification is now pending before the courts. The Office of the Public Prosecutor withdrew the petition for clarification and the case was closed in favor of LATAM. Now pending are the measures pertaining to lawsuit management so that transfer to the court is declared.	16,170

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member. The decision was against TAM. The lawsuit was on August 13, 2017. The administrative court’s decision was that TAM Linhas Aereas must pay Corporate Income Tax (IRPJ) and the Social Contribution based on Net Profits (CSLL). The Company was summoned to hear a decision on December 18, 2017. TAM filed an appeal on December 28, 2017 and must now await the appellate decision.	149,031

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported. The judgment is pending. (16/02/2018).	17,230

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016

The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.

The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Now pending is the admission of the appeal by the Court of Appeals.

					21,547

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0020869-47.2017.4.03.6182	Tax Enforcement Lien No. 0061196-68.2016.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition.	42,548

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017.	15,910

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	Notice of claim to recover income taxes and social contributions paid on the basis of net profits (SCL) according to the royalty expenses and use of the TAM trademark.	Before the Internal Revenue Service of Brazil. A service of process is expected in the lawsuit on admissibility of the special appeal, filed by the General Counsel of the National Treasury, as well as notification of the decision rendered by the Administrative Council of Tax Appeals (CARF). The decision was made to file a lawsuit on December 5, 2017.	17,657

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF.	17,844

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	3.123.785-0	Notice of an infringement to demand payment of the tax on the circulation of merchandise and services (ICMS) assessable on aircraft imports.	Before the Treasury Department of the State of Sao Paulo. A decision is now pending on the appeal that the company has filed with the Federal Supreme Court (STF).	14,647

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	4.037.054	Action brought by the Treasury Department of the State of Sao Paulo because of non-payment of the tax on the circulation of merchandise and services (ICMS) in relation to telecommunications services.	Before the Treasury Department of the State of Sao Paulo. Defensive arguments have been presented. The first-instance decision sustained all parts of the notice. We filed an ordinary appeal on which a decision is pending by the Sao Paulo Tax Court.	10,808

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000	The decision on collection was pending through June 2, 2010.	27,226

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Pantanal Linhas Aéreas S.A.	Tax Enforcement Court	0253410-30.2012.8.26.0014	A lawsuit seeking enforcement of the fine and ICMS.	A decision is pending on the appeal.	10,877

TAM Linhas Aéreas S.A	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal.	27,369

TAM Linhas Aéreas S.A.	Vara das execucões fiscais.	1997.0002503-9	This is a tax collection claim for a customs fine—forfeiture of the temporary customs clearance of goods (new lawsuit).	Collateral insurance was offered in 2016 and accepted by the Ministry of Finance in a petition made November 9, 2016. The defensive arguments were presented (attachments against the tax collection) and the decision was favorable to TAM, which makes the payment of a fine more unlikely for TAM. Now pending in the lawsuit is a decision in the appeal made by the Ministry of Finance.	9,983

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017.	22,253

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	16,079

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (new claim).	We are awaiting the presentation of an administrative defense.	34.321

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	23.118

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered by the trial judge to pay certain fees.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2017, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

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

The agreements signed, included the following:

a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$ 12,750.

b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of KUS$6,744 and interest of ThUS$ 2,694.

Nothing is owed to the SEC at this time as ThUS$ 4,719 was paid in July 2017.

LATAM continued to cooperate with the Chilean authorities on this matter. The investigation continues. The 7th Criminal Court set the hearing date for October 24, 2017, at the request of the Office of the Public Prosecutor. The Prosecutor has petitioned that the investigation be closed.

2)	LATAM received six Requests for Information from the Central-North Metropolitan Region Legal Division, on October 25, 2016, on November 11, 2016, on March 8, 2017, on March 22, 2017, on July 7, 2017 and the last on August 28, 2017. It requested information related to the investigation of payments made by LAN Airlines in 2006 and 2007 to a consultant who advised it on the resolution of labor matters in Argentina. It also requested an explanation of information provided to the market. The five requests have already been answered and the requested information has been provided. The 7th Criminal Court set the hearing date for October 24, 2017 at the request of the Public Prosecutor. A reopening of the investigation was denied at that hearing and that denial was confirmed by the Santiago Court of Appeals on November 20, 2017.

3)	The ecuatorian airline affiliate, LATAM Airlines Ecuador was given notice on August 26, 2016 of an investigation of LATAM Airlines Ecuador and two other airlines begun, at its own initiative, by one of the Investigative Departments of the Ecuadoran Market Power Control Commission, limited to alleged signs of conscious parallelism in relation to specific fares on one domestic route in Ecuador from August 2012 to February 2013. The Investigative Prefecture has 180 days (through February 21, 2017) to issue a report on whether to quash the investigation or file charges against two or more of the parties involved. That period can be extended for another 180 days. A proceeding would begin only if the decision is made to file charges. The Commission extended the term of the investigation for another 180 days (through August 18, 2017) LATAM Airlines Ecuador is cooperating with the authority and has retained a law firm and economist expert in the subject to advise the company during this process and any additional information requested will be furnished. We received notice on August 23, 2017 that the Market Regulatory Commission decided to quash the investigation against AEROLANE LÍNEAS AÉREAS NACIONALES DEL ECUADOR S.A. and two other airlines because there was insufficient information to charge them. This decision is final.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis, for which, in any case non-compliance does not generate acceleration of the loans.

Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership, in relation to the ownership structure and the controlling group, and disposal of the assets which mainly refers to important transfers of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The Revolving Credit Facility ("Revolving Credit Facility") with guaranteed aircraft, engines, spare parts and supplies for a total amount of US $ 450 million includes restrictions of minimum liquidity measured at the level of the Consolidated Company and measured at the individual level for the companies LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. which remain stand by while the credit line is not used. This credit line established with a consortium of eleven banks led by Citibank, is not used as of December 31, 2017.

As of December 31, 2017, the Company is in compliance with all the indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2017	2016

ACS Aero 1 Alpha limited	Airbus A320	1	-
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	-	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	-	1
Avolon Aerospace AOE 20 Limited	Airbus A320	-	1
Avolon Aerospace AOE 6 Limited	Airbus A320	-	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 100 Limited	Airbus A320	2	-
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	2
Bank of Utah	Boeing 787	2	-
CIT Aerospace International	Airbus A320	1	2
ECAF I 1215 DAC	Airbus A320	-	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	-	1
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	-	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2017	2016

Magix Airlease Limited	Airbus A320	-	1
MASL Sweden (8) AB	Airbus A320	-	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	1	-
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	4	5
PAAL Aquila Company Limited	Airbus A321	2	2
PAAL Gemini Company Limited	Airbus A321	1	1
SASOF II (J) Aviation Ireland Limited	Airbus A319	-	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	4	6
SMBC Aviation Capital Limited	Airbus A321	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	-	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	2	3
Wells Fargo Bank North National Association	Airbus A320	-	2
Wells Fargo Bank Northwest National Association	Airbus A320	5	7
Wells Fargo Bank Northwest National Association	Airbus A350	2	2
Wells Fargo Bank Northwest National Association	Boeing 767	2	3
Wells Fargo Bank Northwest National Association	Boeing 777	4	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	11
Wilmington Trust Company	Airbus A319	-	1
Total		93	111

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2017	2016
	ThUS$	ThUS$

No later than one year	462,205	533,319
Between one and five years	1,620,253	1,459,362
Over five years	1,498,064	1,262,509
Total	3,580,522	3,255,190

The minimum operating lease payments charged to income are the following:

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Minimum operating lease payments	579,551	568,979	525,134
Total	579,551	568,979	525,134

During 2017 two Airbus A320-200N were added for a period of twelve years each and two Airbus A319-100 aircraft, fifteen Airbus A320 aircraft were returned. On the other hand, two Boeing 787-9 aircraft were added for a period of twelve year each and one Boeing 767-300ER aircraft and one Boeing 767-300 Freighter aircraft were returned.

The operating lease agreements entered into by the Parent Company and its subsidiaries establish that aircraft maintenance must be carried out in accordance with the technical provisions of the manufacturer and in the margins agreed in the contracts with the lessor, a cost assumed by the lessee. Additionally, for each aircraft, the lessee must purchase policies that cover the associated risk and the amount of the assets involved. As for the rent payments, these are unrestricted and cannot be netted from other accounts receivable or payable by the lessor and the lessee.

At December 31, 2017 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2018
ACS Aero 1 Alpha Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2018
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,043	Jul 2, 2018
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2019
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2018
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Six letter of credit	22,105	Apr 30, 2018
International Lease Finance Corp	LATAM Airlines Group S.A.	Three letter of credit	1,450	Aug 5, 2018
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Two letter of credit	7,366	Dec 11, 2018
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Mar 2, 2018
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2018
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 15, 2018
			69,729

(c)	Other commitments

At December 31, 2017 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Three letter of credit	1,705	Aug 5, 2018
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Twenty five letter of credit	1,897	Jan 31, 2018
Lima Airport Partners S.R.L.	Lan Perú S.A.	Eighteen letter of credit	996	Apr 30, 2018
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Ten letter of credit	80,000	Jan 21, 2018
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,809	Nov 15, 2018
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,690	Apr 5, 2018
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,868	Jun 16, 2018
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	15,000	Mar 31, 2018
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty three letter of credit	19,759	Feb 28, 2018
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2018
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,273	Mar 13, 2018
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,044	Mar 25, 2021
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,703	May 19, 2020
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,926	Apr 1, 2021
União Federal	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,604	Oct 20, 2021
União Federal -Fazenda Nacional	Tam Linhas Aéreas S.A.	One insurance policies guarantee	41,243	Jul 30, 2020
União Federal - Procuradoira - Gral da fazenda Nacional	Tam Linhas Aéreas S.A.	Four insurance policies guarantee	50,196	Jan 4, 2020
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,551	Sep 28, 2021
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,268	Feb 22, 2021
			280,032

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2017	2016	2015
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	18	6	15

65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	14	9	2
				Services provided for advertising	CLP	-	(12)	(10)

78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	1,643	(394)	(259)
				Services received from National and International Courier	CLP	(382)	(285)	(227)
				Services provided of cargo transport	CLP	(17)	192	30

65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(761)	(727)	(50)

79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	-	(84)	(127)
				Tickets sales	CLP	1	3	7

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	72	76	117

Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(2,357)	(2,563)	(1,191)

Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Leases as lessor	ARS	(251)	(264)	(269)
				Revenue billboard advertising maintaining	US$	-	-	1

Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Related director	Brazil	Services provided	BRL	45	(120)	(61)
				Services received at airports	BRL	(39)	7	5

Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	31,707	-	-
				Interlineal received service	US$	(2,139)	-	-
				Interlineal provided service	US$	5,279	-	-
				Services provided of handling	US$	1,002	-	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the period ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Remuneration	17,826	16,514	17,185
Management fees	468	556	547
Non-monetary benefits	740	778	864
Short-term benefits	36,970	23,459	19,814
Share-based payments	13,173	8,085	10,811
Total	69,177	49,392	49,221

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders' Meeting held on December 21, 2011, expired.

Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid, having been placed on the market in January 2014. In view of the above, at the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 shares pending of subscription and payment, which was deducted from the authorized capital of the Company.

Number of Stock Options
In share-based payment arrangements
		Options	Expired
	Opening	waived by	Action	Closing
Periods	balance	executives	Options	Balance
From January 1 to December 31, 2016	4,518,000	(4,172,000)	(346,000)	-
From January 1 to December 31, 2017	-	-	-	-

These options was valued and recorded at fair value at the grant date, determined by the "Black-Scholes-Merton”. No result has been recognized as of December 2017 (ThUS$ 2,989 at December 31, 2016).

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

This benefit is recognized in accordance with the provisions of IFRS 2 "Share-based Payments" and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2016	4,719,720	-	-	-	4,719,720
From January 1 to December 31, 2017	4,719,720	37,359	(1,193,286)	(630,897)	2,932,896

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At December 31, 2017, the carrying amount of ThUS$ 13,173, is classified under "Administrative expenses" in the Consolidated Statement of Income by Function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at December 31, 2017, which amounted to 316,025 shares (at December 31, 2016, the distribution of outstanding stock options amounted to 394,698 for Multiplus S.A.).

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2016	84,249	173,399	137,050	394,698
Outstanding option number as December 31, 2017	84,249	163,251	68,525	316,025

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2017	2016	2017	2016
Multiplus S.A.	-	-	316,025	394,698

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the "Black-Scholes-Merton" method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2017 and December 31, 2016 there is no value recorded in liabilities and results.

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

Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1 to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856
From January 1 to December 31, 2017	237,856	129,218	(41,801)	(15,563)	309,710

NOTE 35 - STATEMENT OF CASH FLOWS

(a)         The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)         Other inflows (outflows) of cash:

	For the periods ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Guarantees	59,988	(51,559)	(2,125)
Fuel hedge	19,862	(50,029)	(243,587)
DOJ fine	-	(12,750)	-
SEC agreement	-	(4,719)	-
Fuel derivatives premiums	(2,832)	(6,840)	(20,932)
Hedging margin guarantees	(4,201)	1,184	87,842
Tax paid on bank transaction	(6,635)	(10,668)	(7,176)
Bank commissions, taxes paid and other	(7,738)	(769)	(5,137)
Change reservation systems	(16,120)	-	11,000
Currency hedge	(17,798)	(39,534)	1,802
Court deposits	(33,457)	(33,635)	(6,314)
Others	-	50	-
Total Other inflows (outflows) Operation flow	(8,931)	(209,269)	(184,627)

Others deposits in guarantees	3,754	-	-
Recovery loans convertible into shares	-	8,896	20,000
Certificate of bank deposits	-	-	3,497
Tax paid on bank transaction	(2,594)	(3,716)	(12,921)
Others	(10,383)	(4,337)	-
Total Other inflows (outflows) Investment flow	(9,223)	843	10,576

Loan guarantee	80,615	(74,186)	-
Credit card loan manager	-	-	3,227
Early redemption of bonds TAM 2020	-	-	(15,328)
Guarantees bonds emission	-	-	(26,111)
Aircraft Financing advances	(26,214)	(125,149)	(28,144)
Settlement of derivative contracts	(40,695)	(29,828)	(35,891)
Others	-	-	2,490
Total Other inflows (outflows) Financing flow	13,706	(229,163)	(99,757)

(c)	Dividends:

	For the periods ended
	December 31,
	2017	2016	2015
	ThUS$	ThUS$	ThUS$

Latam Airlines Group S.A.	(20,766)	-	-
Multiplus S.A. (*)	(45,876)	(40,823)	(34,632)
Lan Perú S.A. (*)	-	(400)	(400)
Total dividends paid	(66,642)	(41,223)	(35,032)

(*) Dividends paid to minority shareholders

d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2016	Capital	Capital	Interest	and others	Reclassifications	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	278,164	130,000	(99,719)	(7,563)	13,737	-	314,619
Bank loans	585,287	70,357	(345,552)	(21,127)	32,668	-	321,633
Guaranteed obligations	4,758,552	182,140	(486,599)	(154,072)	155,907	(419,085)	4,036,843
Other guaranteed obligations	256,420	-	(15,022)	(8,890)	9,667	-	242,175
Obligation with the public	1,309,345	1,055,167	(797,828)	(128,764)	146,146	-	1,584,066
Financial leases	1,022,361	-	(344,005)	(46,874)	58,937	419,085	1,109,504
Other loans	394,791	13,107	(124,688)	(22,434)	22,024	-	282,800
Total Obligations with financial institutions	8,604,920	1,450,771	(2,213,413)	(389,724)	439,086	-	7,891,640

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the periods ended
	December 31,
	2017	2016
	MUS$	MUS$

Increases (payments)	(205,143)	(170,684)
Recoveries	78,641	727,585
Total cash flows	(126,502)	556,901

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more. demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2017, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2016 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.
-	Preparation of the environmental chapter for the sustainability report of the company, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.

It is highlighted that in 2017, LATAM Airlines Group maintained its inclusion for the fourth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to December 31, 2017 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2017, have been approved in an Extraordinary Board Meeting on March 14, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 4, 2018	LATAM AIRLINES GROUP S.A.

By: /s/ Enrique Cueto
Name: Enrique Cueto
Title: Latam Airlines Group CEO

134